Form 20-F
TELKOM SA LTD
filed 2003-08-04
CIK 1214299

As filed with the Securities and Exchange Commission on August 1, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT
OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
March 31, 2003

Or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______.
Commission file number: 001-31609
_____________________________________
TELKOM SA LIMITED
(Exact name of Registrant as specified in its charter)
_____________________________________
THE REPUBLIC OF SOUTH AFRICA

(Jurisdiction of incorporation or organization)
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(27)(12)321-5808
(Address of principal executive offices)
_____________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class

Name of each exchange on which registered
American Depositary Shares, each representing
four (4) Ordinary Shares, par value R10 per share

New York Stock Exchange, Inc.
Ordinary Shares, par value R10 per share

New York Stock Exchange, Inc.*

*    Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
_____________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
_____________________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
NONE
_____________________________________
     The number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares, par value R10 per share
    557,031,817
Class A Ordinary Share, par value R10 per share
1
Class B Ordinary Share, par value R10 per share
1
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d)
of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[x]
Yes

[  ]    No
     Indicate by check mark which financial statement item the registrant has elected to follow.
[ ]    Item 17

[x]    Item 18

REFERENCES
Unless the context requires otherwise, references to "we," "us," "our" and the "Telkom Group" in this annual report refer to Telkom SA Limited and its subsidiaries and its 50% interest in Vodacom, and references to "Telkom"
in this annual report refer only to Telkom SA Limited.  References to "Vodacom" in this annual report refer to Telkom's 50%
owned joint venture, Vodacom Group (Proprietary) Limited, and its subsidiaries.  We do not control Vodacom, the management of which requires consensus agreement among its shareholders who are party to Vodacom's joint venture agreement.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Many of the statements included in this annual report constitute or are based on forward-looking statements within the meaning of the U.S.  Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S.
Securities Exchange Act of 1934, as amended.  All statements contained herein, other than statements of historical facts, including, among others, statements regarding our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward-looking statements.  Forward-looking statements can generally be identified by the use of terminology such as "may," "will," "expect," "intend," "plan," "project," "estimate," "anticipate," "believe," "hope,"
"can," "is designed to" or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking.  These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from those expressed or implied by such forward-looking statements.  Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3.  "Key Information - Risk Factors," including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; our ability to reduce expenditure; the outcome of legal or arbitration proceedings, including with Telcordia
Technologies Incorporated; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue reliance on these forward-looking statements.  All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements.  Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations.

          TABLE OF CONTENTS

PART I

Item 1.
  Identity of Directors, Senior Management and Advisors ................................................................................    1
Item 2.
  Offer Statistics and Expected Timetable .........................................................................................................         1
Item 3.
  Key Information ..............................................................................................................................................            1
Item 4.
  Information on the Company...........................................................................................................................        30
Item 5.
  Operating and Financial Review and Prospects...............................................................................................     87
Item 6.
  Directors, Senior Management and Employees...............................................................................................    135
Item 7.
  Major Shareholders and Related Party Transactions ....................................................................................... 158
Item 8.
  Financial Information ......................................................................................................................................        170
Item 9.

PART II

Item 13.             Defaults, Dividend Arrearages and Delinquencies.......................................................................................... 208
Item 14.             Material Modifications to the Rights of Security Holders and Use of Proceeds ....................................... 208
Item 15.             Controls and Procedures..................................................................................................................................    208
Item 16A.          Audit Committee Financial Expert..................................................................................................................     208
Item 16B            Code of Ethics .................................................................................................................................................      208
Item 16C            Principal Accountant Fees and Services.........................................................................................................  208
Item 16D            Exemptions From the Listing Standards for Audit Committees.................................................................... 208

PART III

Item 17.             Financial Statements........................................................................................................................................     209
Item 18.             Financial Statements........................................................................................................................................     209
Item 19.             Exhibits............................................................................................................................................................       209

ii

NY55/292543.8

PART I
Item 1.  Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2.  Offer Statistics and Expected Timetable
Not applicable.
Item 3.  Key Information
SELECTED HISTORICAL CONSOLIDATED FINANCIAL
AND OTHER DATA OF THE TELKOM GROUP

The following table sets forth selected historical consolidated financial and other data of the Telkom Group as of and for each of the five years in the period ended March 31, 2003.  Information in the following table includes our 50% interest in the results, assets, liabilities and shareholders' equity of Vodacom, which we proportionately consolidate.  Unless otherwise indicated, fixed-line statistical data is derived from the results of operations of our fixed-line segment, which provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services; and wireless data services through our wholly-owned subsidiary, Swiftnet.  In the 2003 financial year, we reclassified some of the items previously included in selling, general and administrative operating expenses and investment income into other income, a new line item included in the Telkom Group's consolidated income statements.  The Telkom Group's consolidated income statements included in this annual report and the following financial information for each of the five years in the period ended March 31, 2003 reflect such reclassifications.  The effect of this reclassification was to decrease operating profit and EBITDA R22 million in the 2002 financial year and increase operating profit and EBITDA R59 million in the 2001 financial year from previously reported results.
The following selected historical consolidated financial data of the Telkom Group as of and for each of the three years in the period ended March 31, 2003 was derived from the Telkom Group's historical consolidated financial statements included in this annual report, which have been audited by Ernst & Young, Registered
Accountants and Auditors, Chartered Accountants (SA).  The following selected historical consolidated financial data of the Telkom Group as of and for the year ended March 31, 2000 was derived from the Telkom Group's consolidated financial statements not included in this annual report, which have also been audited by Ernst &
Young, Registered Accountants and Auditors, Chartered Accountants (SA).  The following selected historical consolidated financial data of the Telkom Group as of and for the year ended March 31, 1999 was derived from the
Telkom Group's unaudited consolidated financial statements not included in this annual report.
The consolidated financial statements of the Telkom Group have been prepared in accordance with
International Financial Reporting Standards,  or IFRS, which differs in certain respects from US Generally Accepted
Accounting Principles, or US GAAP.  For a description of the principal differences between IFRS and US GAAP relevant to the consolidated financial statements of the Telkom Group and a reconciliation to US GAAP of net income and profit and shareholders' equity, see note 44 of the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years in the period ended March 31, 2003 included in this annual report.
EBITDA represents net profit before minority interests, taxation, finance charges, investment income and depreciation and amortization.  We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime.  This is particularly the case in a capital-intensive industry such as communications.  It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth.  EBITDA is not a US GAAP or IFRS measure.  You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity.  EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.  In addition, because the calculation of EBITDA in the maintenance covenants contained in our credit facilities is based on accounting policies in use at the time the indebtedness was incurred, EBITDA for purposes of those covenants is not calculated in the same manner as it is calculated in the following table.
Fixed access lines are comprised of public switched telecommunications network lines, or PSTN lines, including integrated services digital network, or ISDN, channels, public and private payphones and internal lines in service.  We calculate fixed-line penetration, or teledensity, based on the total number of telephone lines in service at the end of the period per 100 persons in the population of South Africa.  Population is the estimated South African population at the mid year in the periods indicated as published by Statistics South Africa, a South African governmental department.  We calculate fixed-line traffic, other than international outgoing mobile traffic and international interconnection traffic, by dividing traffic operating revenue for the particular category by the weighted average tariff for such category during the relevant period.  Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the actual traffic registered through the respective exchanges and reflected in international interconnection invoices.  We calculate revenue per fixed access line by dividing total fixed-line revenue during the period, excluding data and directories and other revenue, by the average number of fixed access lines during the period.  We calculate our number of fixed lines per fixed-line employee on the basis of fixed access lines in service at period end divided by the number of employees in our fixed-line segment at period end, excluding employees from our two subsidiaries, Telkom Directory Services and Swiftnet, which do not provide public switched telecommunications services.
Rand amounts as of and for the year ended March 31, 2003 have been translated into Dollars solely for your convenience at R7.90 per $1.00, the Rand noon buying rate discussed in Item 3. "Key Information - Exchange
Rates"  on March 31, 2003, the date of the Telkom Group's most recent consolidated balance sheet included in this annual report.  These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.
You should read the following information together with Item 3.  "Key Information - Risk Factors,"
Item 5. "Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom included in this annual report.

THE TELKOM GROUP

Year ended March 31,

1999
2000
2001
2002
2003
2003

ZAR
ZAR
ZAR
ZAR
ZAR
USD
Income Statement Data
(unaudited)

Amounts in accordance with IFRS
(in millions, except per share amounts)
Operating revenue
..................................
23,029                  27,113           31,352               34,197              37,600                 4,759
Employee expenses
1
.................................
n/a
2

(7,713)          (6,590)              (7,166)              (7,208)                (912)
Payments to other operators
.......................
n/a
2

(4,241)          (4,983)              (5,762)              (6,185)                (783)
Selling, general and administrative
3
............
n/a
2

(5,928)          (7,118)              (8,402)              (7,888)                (998)
Services rendered
.....................................
n/a
2

(1,439)          (1,539)              (2,195)              (2,541)                (322)
Operating leases
.......................................
n/a
2

(340)           (1,292)             (1,217)               (1,205)                (153)
Depreciation and amortization
...................
(2,951)                 (4,174)           (5,052)             (5,408)               (6,293)                (797)
Other income
4
..........................................
171                       630                 206                  144                     234                     30
Operating profit
.....................................
3,436                   3,908              4,984               4,191                  6,514                   824
Investment income
.................................
412                     615                  558                  512                     424                    54
Finance charges
.....................................
(1,283)               (2,482)            (3,137)             (2,550)               (4,154)                (526)
Profit before tax
......................................
2,565                  2,041               2,405               2,153                  2,784                   352
Taxation
...............................................
(657)                 (501)                (715)               (873)
(1,049)                (133)
Profit after tax
........................................
1,908                 1,540                1,690               1,280                   1,735                  219
Minority interests
..................................
(55)                   (13)                   (68)                 (59)                    (105)                (13)
Net profit
................................................
1,853                1,527                 1,622               1,221                   1,630                 206
Number of ordinary shares outstanding
(millions)

Basic
....................................................
557                  557                     557                 557                      557                 557
Diluted
.................................................
557                  557                     557                 557                      557                 557
Earnings
per
share
(cents)

Basic
....................................................
332.7                274.1                 291.2             219.2                    292.6                37.0
Diluted
.................................................
332.7                274.1                 291.2             219.2                   292.6                  37.0
Dividends per share (cents)
98.1                 59.6                         -                     -                          -                       -
Amounts in accordance with US GAAP

Operating revenue
....................................
n/a
n/a                 26,413         27,947                  29,698              3,759
Operating income
.....................................
n/a
n/a                  3,775            2,476                    4,595                 582
Net income
..............................................
n/a
n/a                 1,598             1,317                   1,704                  216
Earnings per share (cents)

Basic
....................................................
n/a
n/a                286.9            236.5                    305.9                 38.7
Diluted
.................................................
n/a
n/a               286.9            236.5                    305.9                 38.7

Year ended March 31,

1999
2000
2001
2002
2003
2003

ZAR
ZAR
ZAR
ZAR
ZAR
USD
Balance Sheet Data
(unaudited)

Amounts in accordance with IFRS
(in millions)
Total assets
.............................................
37,420                 47,276              53,537              55,208              53,154               6,729
Current assets
5
.........................................
7,580                 11,010              12,674              10,997                 9,921              1,256
Cash and cash equivalents
......................
n/a                  1,953                 1,801                   724                1,117                  141
Other current assets
5
.............................
n/a
9,057               10,873             10,273                8,804               1,115
Non-current assets
5
..................................
29,840                 36,266               40,863             44,211             43,233               5,473
Total liabilities
6
.......................................
24,496                 33,879               38,449             38,243             34,612                4,381
Current liabilities
7
....................................
12,985                  14,371             15,303             12,646              14,108                1,786
Short-term debt
8
....................................
n/a                   6,046                6,425              2,868                 4,964                  628
Other current liabilities
7
.........................
n/a                   8,325               8,878               9,778                 9,144              1,158
Non-current liabilities
7
.............................
11,511                19,508              23,146              25,597               20,504             2,595
Long-term debt
9
....................................
n/a               15,928               19,843             22,533               17,453             2,209
Other non-current liabilities
7
...................
n/a                 3,580                 3,303               3,064                 3,051               386
Minority interests
...................................
84
47                   116                  133                    194                  25
Shareholders' equity
...............................
12,840               13,350              14,972             16,832                18,348             2,323
Amounts in accordance with US GAAP

Total assets
..............................................
n/a
n/a              49,535             50,944               48,991             6,201
Total liabilities
.........................................
n/a
n/a             35,637              35,281              31,828             4,029
hareholders' equity
.................................
n/a
n/a             13,776             15,535               17,013             2,153
S

Year ended March 31,

1999
2000
2001
2002
2003
2003

ZAR
ZAR
ZAR
ZAR
ZAR
USD
Cash Flow Data
(unaudited)

Amounts in accordance with IFRS
(in millions)
Cash flow from operating activities
............

6,123               4,917               6,165               8,171                 9,748                 1,234
Cash flow used in investing activities
10
.......

(12,658)            (9,107)            (9,964)             (9,250)               (5,731)                 (725)
Cash flow (used in)/from financing
activities
10
.............................................

6,383               5,051              3,439
66               (3,026)                   383

Other Data

Net asset value per share (cents)
11
..............

2,305.1
2,396.6
2,687.8
3,021.7
3,293.9
416.9
Net asset value per share excluding
intangibles (cents)
11
...............................

2,289.1             2,312.3             2,613.3              2,926.6            3,228.5                 408.7
EBITDA
12
...............................................

6,387                 8,082             10,036                  9,599             12,807                 1,621
Total debt (at period end)
13
........................
  n/a                21,974            26,268                 25,401             22,417                 2,838
Capital expenditures excluding intangibles
..

12,690                 9,461              9,889                   9,004               5,712                    723

Year ended March 31,

1999
2000
2001
2002
2003
Fixed-Line
Statistical
Data

Fixed access lines (thousands) (at period end)
14
............

5,075               5,493                 4,962                4,924               4,844
Postpaid

PSTN
15
.....................................................................

4,768               4,668                3,930                 3,554               3,285
ISDN channels
..........................................................

154                  271                   374                   467                   563
Prepaid
........................................................................

n/a                  381                  480                    708                   817
Payphones
16
.................................................................

153                  173                  178                    195                   179
Fixed-line penetration rate (%) (at period end)
 ................

12.1                 12.8                 11.4                   11.1                 10.7
Revenue per fixed access line (ZAR)
 ...........................

n/a               3,869               4,297                 4,729               4,989
Total fixed-line traffic (millions of minutes)
17
...............

n/a             31,127             32,915               32,973             32,868
Local
18
......................................................................
  n/a              19,471            20,388               20,252             20,396
Long distance
............................................................
 n/a                5,222              4,938                 4,895               4,728
Fixed-to-mobile
.........................................................
 n/a                3,659              4,319                 4,390               4,135
International outgoing
...............................................

n/a                   344                357                      375                 439
Interconnection
..........................................................
 n/a                2,431             2,913                   3,061              3,170
Data Communications Services
Managed network sites (at period end)
 ........................
 n/a                3,138             4,634                    5,684            7,729
Retail internet customers (at period end)
 .....................
  n/a              23,205           37,122                  48,995           98,690
Number of full-time, fixed-line employees (at period
end)
19
.......................................................................

61,237

49,128

43,758

39,444

35,361
Fixed lines per fixed-line employee (at period end)
19

83                 112                 113                      125                 137
__________________

1

Employee expenses include retrenchment costs of R244 million, R373 million, R132 million and R303 million in the years ended March 31, 2003, 2002, 2001 and 2000, respectively.
2

Not available because we changed the categories contained in our consolidated financial statements in the year ended
March 31, 2000.  Total operating expenses were R19,764 million in the year ended March 31, 1999.
3
Selling, general and administrative expenses include asset write-offs of R189 million, R445 million and R230 million in the years ended March 31, 2003, 2002 and 2001, respectively, provisions for potential liabilities related to Telkom's arbitration with Telcordia of R325 million in the year ended March 31, 2002, excluding interest and legal fees.  In the year ended
March 31, 2003, the provision of R325 million was reduced by R117 million in terms of IAS21 and IAS39, included in finance charges, as a result of the strengthening of the Rand.  In addition, we included provisions for interest of R40 million and R50 million related to Telcordia in finance charges in the years ended March 31, 2003 and 2002, respectively, and a provision for legal fees of R58 million related to Telcordia in services rendered in the year ended March 31, 2003.

4
Other income includes profit on disposal of investments and property, plant and equipment.
5
Short-term investments of R29 million were reclassified from non-current assets to current assets in the year ended March
31, 2002.
6

As of March 31, 2003, R3.7 million of our long-term debt was guaranteed by the Government of the Republic of South
Africa.
7
Long-term provisions for the phantom share scheme of R144 million were reclassified from current liabilities to non-
current liabilities in the year ended March 31, 2001.
8

Includes short-term portion of finance leases and utilized credit facilities.
9

Includes long-term portion of finance leases.
10
Costs of R44 million related to our initial public offering was reclassified from cash flow used in investing activities to cash flow from financing activities in the year ended March 31, 2002.
11

Net asset value per share including and excluding intangibles are disclosure requirements of the JSE.  Net asset value per share excluding intangibles is not a recognized measure under US GAAP.  Net asset value per share including intangibles is based on net assets of R18,348 million, R16,832 million, R14,972 million, R13,350 million and R12,840 million as of

March 31, 2003, 2002, 2001, 2000 and 1999, respectively.  Net asset value per share excluding intangibles is based on net assets of R17,984 million, R16,302 million, R14,557 million, R12,880 million and R12,751 million as of March 31, 2003,
2002, 2001, 2000 and 1999, respectively.
12

EBITDA can be reconciled to net profit as follows:

Year ended March 31,

1999                     2000                      2001                     2002                     2003                    2003

ZAR                      ZAR                      ZAR                     ZAR                      ZAR                    USD
 (unaudited)

 (in
millions)

EBITDA
6,387                    8,082                  10,036                   9,599                    12,807                  1,621
Depreciation and amortization
(2,951)
(4,174)                 (5,052)                (5,408)                   (6,293)                   (797)
Investment
income
412                         615                      558                     512                         424                        54
Finance charges
(1,283)
(2,482)
(3,137)               (2,550)                    (4,154)                   (526)
Taxation
(657)                     (501)                    (715)                  (873)                    (1,049)
(133)
Minority interests
(55)
(13)
(68)
(59)
(105)
(13)
Net
Profit
1,853                     1,527                   1,622                  1,221                      1,630                      206

13
  Includes short-term and long-term debt, finance lease obligations and utilized credit facilities.
14
  Including Telkom internal lines of 134,972, 162,460, 151,986 and 145,302 as of March 31, 2003, 2002, 2001 and 2000,
respectively.  Information on Telkom internal lines is not available as of March 31, 1999.  Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels.
15
  Excluding ISDN channels.  PSTN lines are provided using copper cable, DECT and fiber, including ADSL technology.
16
  Includes public and private payphones.
17
  In the 2003 financial year, we revised the calculation of the weighted average tariffs for certain prepaid calls and our
ShareCall product.  Calculated on the same basis, local traffic would have been 20,538 and 20,387 millions of minutes, long-
distance traffic would have been 4,747 and 4,900 millions of minutes, fixed-to-mobile traffic would have been 4,364 and
4,307 millions of minutes, international outgoing traffic would have been 374 and 356 millions of minutes and total traffic, excluding interconnection traffic, would have been 30,023 and 29,950 millions of minutes in the 2002 and 2001 financial years, respectively.
18
  Local traffic includes internet traffic.
19
Excluding employees of Telkom Directory Services and Swiftnet subsidiaries.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL
AND OTHER DATA OF VODACOM
The following table sets forth selected consolidated financial data of Vodacom as of and for each of the four years in the period ended March 31, 2003 and selected other data of Vodacom as of and for each of the five years in the period ended March 31, 2003.  Information in the Vodacom table reflects 100% of Vodacom's results of operations.  Unless otherwise indicated, information with respect to Vodacom's other African operations in the
Vodacom table reflects 100% of the operations of Vodacom's subsidiaries in Lesotho and Tanzania and 51% of
Vodacom's joint venture in the Democratic Republic of the Congo that is proportionately consolidated in
Vodacom's  consolidated financial statements.  We proportionately consolidate our 50% interest in Vodacom in the
Telkom Group's consolidated financial statements.  Vodacom's direct network operating costs, depreciation, other operating income, employee expenses, marketing expenses, administrative expenses, amortization of intangible assets and integration costs, disposals of operations and impairment costs are presented as separate line items in
Vodacom's consolidated financial statements, but have been combined under the heading "operating expenses" in the table set forth below.
The following selected historical consolidated financial data of Vodacom as of and for each of the three years in the period ended March 31, 2003 have been derived from Vodacom's historical consolidated financial statements included in this annual report, which were audited by PricewaterhouseCoopers, Inc. and Deloitte &
Touche, Registered Accountants and Auditors, Chartered Accountants (SA).  The following selected historical consolidated financial data of Vodacom as of and for the year ended March 31, 2000 have been derived from
Vodacom's historical consolidated financial statements not included in this annual report, which were also audited by PricewaterhouseCoopers, Inc. and Deloitte & Touche, Registered Accountants and Auditors, Chartered
Accountants (SA).
The consolidated financial statements of Vodacom have been prepared in accordance with IFRS, which differs in certain respects from US GAAP.  For a description of the principal differences between IFRS and US
GAAP relevant to the financial statements of Vodacom and a reconciliation to US GAAP of net income and shareholders' equity, see note 43 of the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years in the period ended March 31, 2003  included in this annual report.
EBITDA represents net profit before minority interests, taxation, finance charges, investment income and depreciation and amortization.  We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime.  This is particularly the case in a capital-intensive industry such as communications.  It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth.  EBITDA is not a US GAAP or IFRS measure.  You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity.  EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.
Vodacom's customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.  See Item 4.
"Information on the Company - Business Overview -  Mobile Communications -  South Africa - Customers"  for a
discussion of Vodacom's procedures with respect to disconnections and inactive customers.  Vodacom's churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.  Vodacom's market share is  derived from Vodacom's total customers,
MTN's total reported mobile subscribers and Cell C's total estimated mobile subscribers.   Vodacom calculates
penetration, or teledensity, based on the total number of customers at the end of the period per 100 persons in the population of South Africa.  Population is the estimated South African population at the mid-year in the periods indicated as published by Statistics South Africa, a South African governmental department.  Vodacom's traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls.  Vodacom's average monthly revenue per customer, or ARPU, is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period.  ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
Vodacom's average monthly minutes of use per customer, or average MOU, is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period.  MOU excludes calls to free services, bundled minutes and data minutes.  Cumulative network capital expenditure per customer is the cumulative network capital expenditure since the launch of Vodacom's South African network divided by Vodacom's average customers in South Africa for the period.
Rand amounts as of and for the year ended March 31, 2003 have been translated into Dollars solely for your convenience at R7.90 per $1.00, the Rand noon buying rate discussed in Item 3. "Key Information - Exchange
Rates," on March 31, 2003, the date of Vodacom's most recent balance sheet included in this annual report.  These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.
You should read the following information together with Item 3. "Key Information - Risk Factors," Item 5.
"Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom included in this annual report.

VODACOM

Year Ended March 31,

2000                2001                2002                2003                 2003
Income Statement Data
ZAR                 ZAR                ZAR                 ZAR                  USD
Amounts in accordance with  IFRS
(in millions)
Revenue
...............................................................

9,572              13,276            16,151              19,779              2,504
Operating expenses
1
.............................................
         (7,208)
(10,723)         (
12,530)            (15,449)
(1,956)
Operating profit
...................................................

2,364                2,553              3,621                4,330                 548
  Investment income
2
..............................................

32                    28                 840                   742                   94
  Finance charges
2
..................................................
   (567)               (507)              (868)
(1,546)              (196)
Profit before tax
...................................................

1,829              2,074             3,593                 3,526                 446
  Taxation
.............................................................
   (514)               (765)
(1,190)
(1,199)              (152)
Profit after tax
.....................................................

1,315                 1,309              2,403               2,327                 294
  Minority interests
.................................................
                  -

9                   (30)               (112)                (14)
Net profit
.............................................................

1,315               1,318                 2,373              2,215                280
Amounts in accordance with US GAAP

Net profit for the year
.............................................
  n/a               1,249                 2,120               2,099               266

As of March 31,

2000                2001                 2002                2003                  2003
Balance Sheet Data
ZAR                 ZAR                 ZAR                ZAR                   USD
Amounts in accordance with IFRS
(in millions)
Total assets
..........................................................
9,864              12,342              15,359             16,816                 2,129
Current assets
........................................................
2,788                3,470                4,145               4,690                   594
  Cash and cash equivalents
.....................................
936                   798                   719
1,207                   153
  Other current assets
.............................................
1,852                2,672                3,426              3,483                    441
Non-current assets
................................................
7,076                8,872              11,214           12,126                  1,535
Total liabilities
.....................................................
7,195                8,847                9,884            9,891                  1,252
Current liabilities
...................................................
5,883                7,267                7,990            7,009                     887
  Short-term debt
3
..................................................
3,370                2,547                3,517            1,769                     224
  Other current liabilities
.........................................
2,513                4,720                4,473            5,240                     663
Non-current liabilities
............................................
1,312                1,580                1,894            2,882                     365
  Long-term debt
4
...................................................
817                   896                  780
1,732                     219
  Other non-current liabilities
..................................
495                   684
1,114
1,150                   146
Minority interests
................................................
(2)                 (11)                   11                   88                      11
Shareholders' equity
............................................
2,671                 3,506              5,464              6,837                    866
Amounts in accordance with US GAAP

Shareholders' equity
..............................................
n/a                 3,195              4,874              6,086                   770

Year ended March 31,
 2000                 2001                 2002                2003                 2003
Cash Flow Data
ZAR                 ZAR                  ZAR                ZAR                  USD
Amounts in accordance with IFRS                                                                                                    (in
millions)
Cash flow from operating activities
.........................

2,341               3,610                3,815                4,342                  550
Cash flow used in  investing activities
......................

(3,338)            (2,853)              (4,543)             (3,243)               (411)
Cash flow from (used in) financing activities
............
 646             (1,038)                    571                  518
66

Other Data

EBITDA
5
..............................................................
 3,462             4,189                   5,691               6,704                 849
Total debt (at period end)
6
......................................
 4,187             3,443                   4,297               3,501                 443
Capital expenditures including intangibles
................
 2,032              3,184                   4,279               3,399                 430
  South Africa
........................................................
 2,011             2,830                   3,291              2,488                  315
  Other African countries
........................................
        21                354                      988                  911                 115

Year Ended March 31,
Statistical Data
1999                 2000                  2001                2002                 2003
South Africa

Total mobile customers (thousands)
(at period end)
7
....................................................

1,991                3,069                  5,108               6,557                7,874
  Contract
..............................................................
  867                    963                 1,037               1,090                1,181
  Prepaid
...............................................................

1,101                2,082                  4,046              5,439                6,664
  Community services telephones
.............................

23                     24                      25                    28                     29
Mobile churn (%)
................................................

26.5                  31.8                    23.3                27.2                 30.4
  Contract
..............................................................
 16.1                  17.4                    18.7               14.5                 11.9
  Prepaid
...............................................................
 39.3                  40.5                    24.8               30.1                 34.0
Mobile market share (%) (at period end)
 .............

60                      59                       61                 61                     57
Mobile penetration (%) (at period end)
 ...............
 8.0                  12.1                    19.1              24.2                  30.2
Total mobile traffic (millions of minutes)
 .............

-                5,669                  7,472             8,881             10,486
  Outgoing
.............................................................
  n/a               2,885                  4,052             4,967               6,343
  Incoming
............................................................
  n/a                2,784                 3,420             3,914               4,143
Mobile ARPU (ZAR)
8
..........................................

358                  266                    208                182                  183
  Contract
8
.............................................................
 n/a                   481                   493                560                   629
  Prepaid
...............................................................

n/a                  132                      98                  93                    90
  Community services
.............................................
  n/a                   n/a                 1,453              1,719               1,861
Average MOU
......................................................

n/a                 158                    137                 111                   101
  Contract
..............................................................
 n/a                  274                   270                  264                   269
  Prepaid
...............................................................

n/a                    90                     70                    58                     54
  Community services
.............................................
  n/a               1,593                2,859              3,354                 3,162

Year Ended March 31,
Statistical Data
1999                 2000                  2001                 2002                2003
Cumulative network capital expenditure per
customer (ZAR) (at period end)
 ...........................

n/a                  2,543                2,053                 1,991                 1,933
Number of mobile employees
(at period end)
9
....................................................

3,446                  4,048                4,102                 3,859                3,904
Number of mobile customers per mobile employee
(at period end)
9
....................................................
  578                     758               1,245                  1,699                2,017
Other African countries

Number of mobile customers (thousands)
(at period end)
 10
..................................................

5                      12                  104                     306                  773
ARPU

  Lesotho (ZAR)
 ...................................................
 n/a                     n/a                   n/a                     144                  104
  Tanzania (USD)
 ..................................................

n/a                     n/a                     31                     27                    22
  Democratic Republic of the Congo (USD)
 .............
 n/a                     n/a                   n/a                      n/a                    20
Number of mobile employees (at period end)
9
.......

n/a                      43                 170                    494                  502
Number of mobile customers per mobile employee
(at period end)
9, 10
.................................................
 n/a                    279                  612                    619              1,540
__________________
1
  Includes other income of R68.0 million, R29.2 million, R48.5 million and R14.5 million in the years ended March 31, 2003,
2002, 2001 and 2000, respectively.
2
Foreign exchange related items were reclassified between investment income and finance charges in the 2001 and 2002 financial years.
3
  Includes short-term portion of finance leases, shareholder loans and non-interest bearing debt, as well as  utilized credit facilities.
4
  Includes long-term portion of finance leases.
5
  EBITDA includes a net gain of R56 million, a net loss of R213 million and a net gain of R129 million in the 2002, 2001 and
2000 financial years, respectively, for integration costs, disposals of operations and impairments.
       EBITDA can be reconciled to net profit as follows:

Year Ended March 31,
 2000                  2001                2002                  2003                2003
 ZAR                 ZAR                 ZAR                  ZAR                 USD

(in millions)
EBITDA
3,462                4,189                5,691                6,704                  849
Depreciation and amortization
(1,099)
(1,636)
(2,070)
(2,374)
(301)
Investment
income
32                     28                   840                   742                    94
Finance charges
(567)
(507)
(868)
(1,546)
(196)
Taxation                                                                                             (514)
(765)
(1,190)
(1,199)
(152)
Minority
interests
1
9                     (30)                 (112)                (14)
Net
profit
1,315              1,318                 2,373                  2,215               280

6

Includes interest-bearing and non-interest bearing debt, shareholder loans and utilized credit facilities.
7
  18.2% of Vodacom's total customers, 20.5% of its prepaid customers and 5.3% of its contract customers in South Africa were inactive as of March 31, 2003.  13.9% of Vodacom's total customers, 15.9% of its prepaid customers and 3.8% of its contract customers in South Africa were inactive as of March 31, 2002.  In November and December 2002, Vodacom shortened the time window lock for prepaid customers, after which time they are disconnected from its network, from six months to four months.  Vodacom further shortened the time window lock for prepaid customers to three months in April 2003.
8
  Value added service revenue from previously partially owned service providers is included in contract and total average monthly revenue per customer from October 1, 2001.
9
  Vodacom had a total of 219, 423, 553 and 96 temporary employees as of March 31, 2003, 2002, 2001 and 2000, respectively.
The calculation of total mobile employees between South Africa and other African countries has been restated from 3,984 and 369, respectively, in the year ended March 31, 2002.  Includes 100% of Vodacom's employees in the Democratic
Republic of the Congo.
10
  Includes 100% of mobile customers in the Democratic Republic of the Congo.

DIVIDENDS AND DIVIDEND POLICY
All of Telkom's issued and outstanding ordinary shares, including the class A ordinary share and the class
B ordinary share, rank equal for dividends.  No dividend may be declared to a holder of the class A ordinary share or class B ordinary share, unless the same dividend is declared to holders of all ordinary shares.  The following table sets forth the annual dividends declared per ordinary share based on 557,031,819 ordinary shares issued and outstanding, which includes the one class A ordinary share and the one class B ordinary share created on March 4,
2003 by the conversion of two ordinary shares.  Annual dividends are expressed in Rands and translated into Dollars at the Rand noon buying rate described in Item 3. "Key Information - Exchange Rates" below on the relevant dividend payment date.

Dividends paid per
Ordinary Share
Total dividends
(millions)
Dividend
cover
1

Year ended March 31,

SA Cents
US Cents
ZAR
USD

2003
 -

 -
 -
 -
n/a
2002
 -

 -
 -
 -
n/a
2001
 -

 -
 -
 -
n/a
2000
59.6

9.7
331.7
53.9
4.6x
1999
98.1

16.7
546.6
93.0
3.4x
__________________
1
  Dividend cover is calculated by dividing net profit for the year after minority interest by the dividend for the year.
Dividends paid by Telkom in the past reflected its status as being majority-owned by the Government of the Republic of South Africa and should not be considered indicative of Telkom's ability to pay future dividends.
Telkom did not declare any dividends in the three years ended March 31, 2003 in order to repay debt and reinvest profits in its fixed-line network modernization, rehabilitation and line-rollout program.
Telkom's board of directors has currently recommended that a dividend be paid for the year ended
March 31, 2004 of up to 33% of the Telkom Group's reported after tax net profit for that period, subject to South
African law, the provisions of Telkom's memorandum and articles of association and the factors described below.
We cannot assure you that any dividend will actually be paid or what the timing or amount of any future dividends will be.  Telkom's current dividend policy aims to provide shareholders with a competitive return on their investment, while assuring sufficient reinvestment of profits to enable us to achieve our strategy.  Telkom may revise its dividend policy from time to time.  The determination to pay dividends, and the amount of the dividends, will depend upon, among other things, the following:
•
our earnings;
•
our financial condition;
•
our capital requirements;
•
the impact of currency exchange rate and inflation fluctuations;
•
general business conditions and strategies;
•
contractual restrictions on the payment of dividends;
•
the possible effects on our credit worthiness;
•
the pay-out and dividend ratios of other major South African companies and other communications providers;

•
dividends received from Vodacom; and
•
other factors our board of directors may deem relevant, including future growth prospects.
Under South African law, a company may make payments to its shareholders if authorized thereto by its organizational documents.  A company may not make any payment, in whatever form, to its shareholders if there are reasonable grounds for believing that:
•
the company is or would, after the payment, be unable to pay its debts as they become due in the ordinary course of business; or
•
the consolidated assets of the company fairly valued, after the payment, would be less than the consolidated liabilities of the company.
 Under
South
African law, a shareholder is liable to a company for any payments received by the shareholder from the company in violation of these restrictions.
Pursuant to Telkom's memorandum and articles of association, for so long as either the Government of the
Republic of South Africa or Thintana Communications is a significant shareholder, Telkom's dividend policy and all declarations of dividends and payments to shareholders will have to be approved by the directors appointed by the Government and Thintana Communications.  Pursuant to Telkom's memorandum and articles of association and the shareholders' agreement, a significant shareholder is a shareholder who holds the class A ordinary share or class
B ordinary share in the capital of Telkom and at least 15% of Telkom's issued ordinary shares.  This percentage will be reduced from time to time to reflect the dilutive effect of issuances of new ordinary shares, but may not be less than 10%.  Furthermore, in the shareholders' agreement, the Government and Thintana Communications have agreed to vote their shares together in relation to the declaration and payment of dividends.
Telkom's ability to make future dividend payments will be determined based upon its financial position under IFRS.  The following table sets forth a reconciliation of retained earnings in accordance with IFRS to distributable reserves in accordance with IFRS for the periods indicated.

As of March 31,

2001                     2002                     2003                    2003

ZAR
ZAR
ZAR
USD

(in millions)
Retained earnings in accordance with IFRS
......................................
 6,679
8,449                   10,066
1,274
Share of non-distributable retained earnings in Vodacom
...................
  (1,754)
    (2,678)
(3,485)                      (441)
Distributable reserves in accordance with IFRS
............................

4,925
   5,771
     6,581

833

The distribution of retained earnings of Vodacom are restricted, as Telkom requires the consent of the other shareholders of Vodacom to declare dividends.  As described in Item 10. "Additional Information  Taxation,"
Telkom is required to pay secondary tax on companies at a flat rate of 12.5% in respect of the amount of certain dividends declared by it.  As a result of the payment of secondary tax on companies, the amount of dividends that may actually be paid is less than the amount of distributable reserves.  Distributable reserves are available for distribution based on Telkom's dividend policy.  Telkom's board of directors decides on an annual basis the amount of distributable reserves to be reinvested in operations and the amount of any remaining funds that are available for distribution to shareholders.
Telkom expects to pay any cash dividends solely in Rands.  Cash dividends payable to holders of American
Depository Shares, or ADSs, listed on the New York Stock Exchange will be paid to the depositary's custodian, which will convert the dividends into Dollars, at the rate of exchange applicable on the date such dividends are paid, for disbursement to holders.  Fluctuations in the exchange rate between Rands and Dollars and expenses of the depositary will affect the Dollar amounts actually received by holders of ADSs upon conversion by the depositary of such cash dividends.
Provided that the relevant share certificate is endorsed "non-resident" or an entry is made to such effect in the relevant electronic register, there is currently a blanket approval under the South African exchange control regulations for the free transferability of cash dividends to holders of ordinary shares or ADSs.  See Item 10.
"Additional Information - Exchange Controls."
In addition to the corporate tax on taxable income of South African companies at the current rate of 30%,
South African companies pay secondary tax on companies as described above.  Capitalization shares or stock dividends distributed to holders of ordinary shares do not incur secondary tax on companies.  Because of this tax treatment, it has become common practice in South Africa for companies to offer capitalization shares in lieu of cash dividends.  Capitalization shares are shares issued by a company, the payment for which is allocated out of the company's reserves, including share premium, or unappropriated profits.
For a discussion of the material South African and US federal income tax provisions regarding the taxation of dividends on ordinary shares and ADSs, see Item 10. "Additional Information - Taxation."

EXCHANGE RATES
Unless otherwise specified, as used in this annual report:
 •
references to "Rand," "R," "ZAR" and "SA Cents" are to South African Rand and Cents, the
currency of the Republic of South Africa;
 •
references to "Dollars," "$," "USD" and "US Cents" are to the United States Dollar and Cents, the
currency of the United States; and
 •
references to the "Rand noon buying rate" are to the noon buying rates in New York City for cable transfers in Rands as certified for customs purposes by the US Federal Reserve Bank of New York expressed in Rands per $1.00.
For your convenience, this annual report contains translations of certain Rand amounts into Dollars.  You should not assume, however, that Rands could have been exchanged into Dollars at any particular rate or at all.
Unless otherwise stated, translations of Rand amounts into Dollars have been made at R7.90 per $1.00, the Rand noon buying rate on March 31, 2003, the date of the Telkom Group's most recent balance sheet included in this annual report.  These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.
The table below shows the high, low, average and end of period Rand noon buying rates for the periods indicated.  The end of period Rand noon buying rate is computed on the last business day of the relevant period and the average Rand noon buying rate is computed using the Rand noon buying rate on the last business day of each month during the period indicated for financial years and the average of the month for months.
Year ended March 31,
High
Low
Average
End of period
1999
6.64                              5.03                                   5.85                                  6.17
2000
6.58                              5.98                                  6.19                                   6.54
2001
8.04                              6.56                                  7.34                                   8.04
2002
13.60                               7.91                                 9.64                                  11.38
2003
11.36                               7.90                                 9.74                                    7.90

High
Low
Year 2003

January

9.05
8.44
February

8.57
8.02
March

8.26
7.90
April

8.05
7.18
May

8.24
7.23
June

8.17
7.50
July (through July 30, 2003)

7.80
7.36

On July 30, 2003, the Rand noon buying rate was R7.39 per $1.00.
Fluctuations in the exchange rate between the Rand and the Dollar will affect the Dollar amounts received by holders of American Depositary Shares, or ADSs, each representing four ordinary shares of Telkom, on conversion of dividends, if any, paid in Rands on the ordinary shares and may affect the Dollar trading price of the
ADSs on the New York Stock Exchange.

RISK FACTORS
You should carefully consider the risks described below and the other information in this annual report before making an investment decision with respect to Telkom's ordinary shares or ADSs, including the consolidated financial statements of the Telkom Group and Vodacom and the related notes thereto included elsewhere in this annual report.
Risks Related to our Business
Increased competition in the South African telecommunications market may result in a reduction in overall average tariffs and market share in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.
Telkom had the exclusive right to provide public switched telecommunications services, including international telephone services, in the Republic of South Africa until May 7, 2002, but for a number of years have competed with mobile operators and value-added network operators in connection with the provision of other services.  The Independent Communications Authority of South Africa, or ICASA, issued an international carrier of carriers license and a multimedia license to Sentech Limited, referred to herein as Sentech, a company incorporated in the Republic of South Africa and formerly known as Sentech (Proprietary) Limited, in May 2002.  In addition, a process has commenced to issue an additional license to provide public switched telecommunications services to a second national operator.  An evaluation committee appointed by the Minister of Communications has recommended that the Minister of Communications pre-qualify two of the four bidders for this license for consideration by ICASA.  The Minister of Communications has indicated that she expects to grant this license in the second half of 2003.  A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in areas with a teledensity of less than 5%.  No bids for these licenses have been received to date.  ICASA has indicated that it expects to issue these licenses in 2003 or early 2004.  Further competition may arise as a result of an assessment by the Minister of Communications of the feasibility of issuing additional licenses from May 2005.  As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty and maintaining its leadership in the South African communications market.
As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.
Competition from the three existing mobile communications network operators in South Africa has resulted in significant customer migration and call substitution from fixed-line to mobile services.  If this customer migration and call substitution continue, our growth rates, operating revenue and net profit could decline.
Telkom competes with the three existing mobile communications network operators, Vodacom, Mobile
Telephone Network Holdings (Proprietary) Limited, a company incorporated in the Republic of South Africa, or
MTN, and Cell C (Proprietary) Limited, a company incorporated in the Republic of South Africa, or Cell C, for customers.  Telkom also competes with mobile operators who use least cost routing technology that enables fixed-
to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks.  Telkom has experienced significant customer migration in recent years from fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service, with the increase in mobile penetration in South Africa.  If this migration continues, our growth rates, operating revenue and net profit could decline.
The rapid growth in the mobile market in South Africa has resulted in a significant increase in the number of
Vodacom's mobile calls terminating on other mobile networks rather than on Telkom's fixed-line network.  Since mobile-to-mobile interconnection charges are higher than mobile-to-fixed interconnection charges, if this trend continues, Vodacom's margins and net profit could decline.

Vodacom has experienced a significant change in the traffic mix as mobile customers increased relative to fixed-line customers.  This resulted in more calls from Vodacom's network terminating on other mobile networks rather than Telkom's fixed-line network.  Vodacom's interconnection payments have increased and its margins have decreased because the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom's fixed-line network.  As a result, Vodacom's South African net interconnect revenue decreased in the

2003 financial year.  If mobile customers continue to increase and there is little or no growth in fixed-line customers, this trend could continue and Vodacom's margins and net profit could decline.
Increased competition in the mobile communications market in South Africa may result in a reduction of
Vodacom's average tariffs and Vodacom's market share and increased customer acquisition and retention costs, which could cause Vodacom's growth rates, revenue and net profit to decline.
There are currently three operators in the South African mobile communications market, Vodacom, MTN and Cell C.  At March 31, 2003, Vodacom estimates that it held approximately 57%, MTN held approximately 35%
and Cell C held approximately 8% of the South African mobile communications market, based on total estimated customers.  Increased competition from Cell C has resulted in an estimated 4% decline in market share for both
Vodacom and MTN since Cell C's inception.  In addition, ICASA has indicated that it intends to license global mobile personal communications services in 2003 or later and to conduct a feasibility study on the licensing of a fourth mobile operator in 2004 or later.  This increased competition, together with the further liberalization of the
South African telecommunications industry, may result in a reduction in Vodacom's overall average tariffs and market share and increase its customer acquisition and retention costs, which could cause Vodacom's growth rates, revenue and net profit to decline.
If we are not able to implement a reduction in our existing fixed-line employees and employee expenses or if significant labor unrest results from the implementation of our fixed-line employee reduction program, our ability to compete may be harmed and our net profit could decline.
The number of our fixed-line employees, excluding Telkom Directory Services (Proprietary) Limited and
Swiftnet (Proprietary) Limited, both of which are companies incorporated in the Republic of South Africa, declined by approximately 21,450 positions from March 31, 1997 through March 31, 2003.  We intend to continue to reduce our fixed-line headcount over the next few years.  Our ability to implement optimal employee reductions is limited by South African labor laws.  In addition, legal requirements make such reductions costly.  We also face pressure from labor unions in South Africa who oppose employee reductions and may encounter resistance from the
Government of the Republic of South Africa if the reductions conflict with the Government's social objectives at the time.  If we are unable to reduce the number of our fixed-line employees and employee expenses or if significant labor unrest results from implementation of our fixed-line employee reduction program, our ability to compete may be harmed and our net profit could decline.
If customer non-payments in our fixed-line business continue to be high or increase, our net profit could decline.
We have experienced a significant number of customer non-payments in our fixed-line business, particularly in impoverished areas where we were required to expand our network pursuant to our license obligations.  We disconnected a substantial number of telephone lines in response to these non-payments primarily in our 2002 and 2001 financial years and incurred bad debt expense of R965 million and R671 million in our fixed-
line segment during the years ended March 31, 2002 and 2001, respectively.  To control our bad debts, we have implemented a more rapid disconnection policy for non-payments, continued and improved credit vetting and controls, instituted a better collection program, continued to promote our prepaid fixed-line services and encouraged non paying contract customers to migrate to prepaid services.  Bad debt expense in our fixed-line segment decreased to R215 million in the 2003 financial year due to lower bad debt write-offs and a R276 million reduction in the provision for doubtful accounts on our balance sheet.  We cannot assure you that bad debt expense and bad debt write-offs in our fixed-line segment will remain at these levels and will not increase in the future.  If these measures prove ineffective and customer non-payments continue to be high or increase in the future and if we are unable to increase our tariffs to cover the cost of bad debts, our net profit could decline.
The value of Vodacom's investments outside of South Africa and Vodacom's revenue and net profit may decline as a result of political, economic, regulatory and legal developments in the countries where Vodacom has invested.
Vodacom currently has investments in mobile communications network operators in Lesotho, Tanzania and the Democratic Republic of the Congo.  These countries have political, economic, regulatory and legal systems that are still in the process of transformation and are less developed than those in the Republic of South Africa.  Political or economic upheaval or changes in laws and regulations or in their application may harm the operations of the companies in which Vodacom invests and impair the value of these investments.  The regulatory environments in these countries often lack clarity in a number of areas and are subject to varying interpretations.  These countries, particularly the Democratic Republic of the Congo, suffer from extreme poverty and  are experiencing civil strife, political conflict and political mismanagement, all of which could cause the value of Vodacom's investments in these countries and Vodacom's revenue and net profit to decline.
Most of the fixed-line operators in these countries are still state controlled.  As a result, the mobile communications network operators in which Vodacom has invested may encounter difficulties in negotiating commercially acceptable interconnection agreements and collecting amounts due under interconnection agreements.
In addition, a number of jurisdictions in which Vodacom invests have imposed price controls, particularly for interconnection, which could reduce Vodacom's net profit and cause the value of Vodacom's investments in these other African countries to decline.  There are also foreign exchange control restrictions in South Africa, which may restrict Vodacom's ability to fund its investments in these countries, and there are foreign exchange controls in a majority of these countries, which may restrict Vodacom's ability to extract value from these investments.
If our strategic equity investors are not able to successfully transfer knowledge and skills to our personnel or do not continue to provide us strategic services or if we lose a number of our key employees provided by our strategic equity investors, our business operations could be disrupted and our ability to compete could be harmed.
We have benefited from the experience and knowledge of our strategic equity investors through their participation on our operating committee and their employees who serve in key management positions.  Pursuant to a strategic services agreement with our strategic equity investors, our strategic equity investors provided us with 32 of our employees as of March 31, 2003, including our chief operating officer, chief financial officer and chief strategic officer, two of whom participate on Telkom's operating committee.  The number of employees to be provided by our strategic equity investors is scheduled to decrease over the next two years pursuant to our strategic services agreement.  If our strategic equity investors are not able to successfully transfer knowledge and skills to our personnel or do not continue to provide us these services or if our key personnel who are employees of our strategic equity investors terminate their employment with us, our business operations could be disrupted and our ability to compete could be harmed.
If we lose our key personnel or if we are unable to hire and retain highly qualified employees, our business operations could be disrupted and our ability to compete could be harmed.
Our success, including the success of Vodacom, depends in large part on our ability to hire and retain highly qualified employees who possess the requisite qualifications and technical skills.  Telkom does not have formal employment agreements with a majority of its executive officers, any of whom may terminate their employment with us at any time.  The loss of key personnel could disrupt our business operations if we are unable to replace them with similarly qualified individuals.  We expect that competition for employees in the South African communications industry will increase as new competitors enter the market.  If we lose a number of our key employees to our competitors, our business operations could be disrupted and our ability to compete could be harmed.
We do not have the right to appoint a majority of Vodacom's directors or members of its directing committee and the Vodacom joint venture agreement contains approval rights that may limit our flexibility and ability to implement our preferred strategies.
Although we are a 50% shareholder in Vodacom, our flexibility and ability to implement our preferred strategies may be limited by the fact that we do not have the right to appoint a majority of Vodacom's directors or members of its directing committee.  In addition, under our memorandum and articles of association, Thintana
Communications and the Government are entitled to nominate the directors we appoint to the Vodacom board.  The
Vodacom joint venture agreement, which governs the relationship between Telkom and the other shareholders of
Vodacom, requires each of Vodacom's shareholders who owns 10% or more of Vodacom's shares to approve certain material transactions.  As a result of these factors, we may not be able to impose strategies on Vodacom that we believe to be beneficial to us without the approval of Vodacom's other shareholders.

If Vodacom does not continue to pay dividends  to Telkom, Telkom may not be able to fund its operating expenditures and service its debt and other financial obligations.  In addition, Telkom may not have sufficient funds to pay dividends and could be required to lower or defer capital expenditures, which could cause the trading prices of Telkom's ordinary shares and ADSs to decline.
Telkom receives dividends and other distributions from Vodacom which Telkom uses to fund its capital and operating expenditures and service its debt and other financial obligations.  Vodacom is legally distinct from
Telkom and has no obligation to pay dividends  to Telkom.  Vodacom's ability to pay dividends and  may be restricted by, among other things, its operations and the availability of funds and the terms of credit and debt arrangements entered into by it, as well as statutory and other legal restrictions.  To the extent that Vodacom is unable to, or otherwise does not, pay dividends to Telkom in the future, Telkom may not be able to fund its operating expenditures and service its debt and other financial obligations.  In addition, Telkom may not have sufficient funds to pay dividends and could be required to lower or defer capital expenditures, which could cause the trading prices of Telkom's ordinary shares and ADSs to decline.
We have a significant amount of indebtedness and negative working capital, which may impair our operating and financial flexibility and could make it difficult for us to borrow additional funds for working capital, capital expenditures or other general corporate purposes.
We have a significant amount of indebtedness, the majority of which is related to our fixed-line business.
As of March 31, 2003, we had R22.4 billion of total consolidated indebtedness, before cash and cash equivalents.
We need to dedicate a substantial portion of our operating cash flows to service debt, which reduces the funds available for working capital, capital expenditures and other general corporate purposes.  In addition, some of the instruments governing our indebtedness require us to maintain specified financial ratios and impose operating restrictions on us.  Our failure to comply with these restrictions could lead to a default under the terms of the relevant indebtedness even though we are able to meet our debt service obligations.  Some of our debt instruments also contain cross-default provisions.  Moreover, our high level of debt and the restrictive covenants contained in our debt agreements could limit our ability to borrow additional funds for working capital, capital expenditures or other general corporate purposes.
We had negative consolidated  working capital of R4.2 billion as of March 31, 2003 compared to negative consolidated  working capital of R1.6 billion as of March 31, 2002.  Negative working capital arises when current liabilities are greater than current assets.  The decline in our working capital in the 2003 financial year is mainly due to the R4.7 billion of indebtedness that is scheduled to be repaid in the current financial year.  We intend to fund current liabilities through a combination of operating cash flows, new borrowings and borrowings available under existing credit facilities.  We currently have R3.0 billion available under existing credit facilities.  If we are unable to generate sufficient operating cash flows or borrowings to fund our current liabilities, we may have to defer capital expenditure and may not be able to pay dividends and our business operations and financial condition could be negatively impacted.
If we continue to experience high rates of theft, vandalism, network fraud, and payphone fraud and lost revenue due to non-licensed  operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.
We have experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business.
Theft and vandalism have caused our fixed-line fault rates to increase, and the repair time on our network and the network downtime associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs.  We have also lost operating revenue to non-licensed operators providing telecommunications services in South Africa.  If we are unable to minimize theft, vandalism, network fraud and payphone fraud or if we continue to lose operating revenue to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.

If we are not able to improve our management information and other systems, our ability to provide accurate and comprehensive operating information and to compete may be harmed.
Our management information systems do not provide management  with certain operating data and
financial information on a real time basis and has made our budgeting and planning processes difficult.    In
addition, our billing and other information systems are not integrated and therefore are not capable of providing us with comprehensive and detailed operating, financial and accounting information, including the traffic carried on our fixed-line network and we cannot provide a single bill for customers with multiple locations and products.  To address these problems, we intend to reduce the number of current billing systems in place and to introduce appropriate monitoring systems capable of deriving better operational, financial and accounting information.  To the extent we are not able to improve and fully implement these systems, our ability to provide accurate and comprehensive operating information and to compete effectively in the increasingly liberalized South African communications market may be harmed.  In addition, the information systems in Vodacom's other African operations in the Democratic Republic of the Congo are new and are not capable of providing management on a real time basis with operating data and financial information.
Delays in the development and supply of communications equipment may hinder the deployment of new technologies and services and cause our growth rates and net profit to decline.
Our operations, including the operations of Vodacom, depend in part upon the successful and timely supply of evolving fixed and mobile communications technologies, such as general packet radio services, or GPRS.  We use technologies from a number of vendors and make significant capital expenditures in connection with communications technologies.  If technologies are not developed by our suppliers on time or do not perform according to expectations or achieve commercial acceptance, we may be required to delay service introductions and make additional capital expenditures and we could be required to write-off investments in failed technology, which could cause our growth rates and net profit to decline.
Continuing rapid changes in technologies could increase competition or require us to make substantial additional investments, which could disrupt our business operations and reduce our net profit.
The services we offer are technology-intensive.  The development of new technologies, such as fixed-
wireless services and packet radio services, could increase competition and make our technology obsolete.  We may have to make substantial additional investments in new technologies to remain competitive.  New technologies we choose may not prove to be commercially successful.  As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer bases, which could disrupt our business operations and reduce our net profit.
Actual or perceived health risks relating to mobile handsets or transmission masts and any related publicity or litigation could make it difficult to find attractive sites for base stations and reduce Vodacom's growth rates, customer base, average usage per customer and net profit.
Concern has been expressed that the electromagnetic signals from mobile handsets and base stations, which serve as antennae for transmitting radio signals, may pose health risks.  Actual or perceived risks of mobile handsets or base stations and related publicity or litigation, could make it difficult to find attractive sites for base stations and reduce Vodacom's growth rates, customer base, average usage per customer and net profit.
Risks Related to Telkom's Ownership by the Government of South Africa and Thintana Communications
Telkom's major shareholders will continue to exercise control over our strategic direction and major corporate actions.
The Government of the Republic of South Africa and Thintana Communications, the investment vehicle of our strategic equity investors, together hold a majority of Telkom's ordinary shares.  Through the ownership and voting arrangements provided for in a shareholders' agreement and Telkom's memorandum and articles of association, the Government and Thintana Communications are able to exert considerable influence over Telkom's corporate governance, strategic direction and major corporate actions and to appoint directors of Telkom's subsidiaries and the Vodacom joint venture.
In the shareholders' agreement, the Government and Thintana Communications have, among other things, agreed to vote together on specific matters.  See Item 7.  "Major Shareholders and Related Party Transactions,"  for
a description of the Government's and Thintana Communications' rights under the shareholders' agreement.  In addition, Telkom's memorandum and articles of association require Telkom to obtain written consent from the
Government before taking actions that would limit Telkom's ability to provide public switched telecommunication services.  Telkom's memorandum and articles of association also require the approval of directors appointed by the
Government and Thintana Communications in order for Telkom or any of its subsidiaries, including Vodacom, to enter into major corporate actions and transactions, including amendments to Telkom's management structure and the powers of Telkom's operating committee, the approval of Telkom's dividend policy and payment of dividends, increases in Telkom's indebtedness beyond certain limits and changes of control.  As a result, without the approval and participation of the Government and Thintana Communications, Telkom is not able to consummate transactions involving an actual or potential change of control, including transactions in which you might otherwise receive a premium for your ordinary shares or ADSs over market prices.  Because the Government and Thintana
Communications exercise control over Telkom, holders of ordinary shares and ADSs lack meaningful power to approve decisions of Telkom's board of directors or to influence our strategic direction and major corporate actions.
The Government of the Republic of South Africa may use its positions as shareholder of Telkom and, policymaker for and customer of, the telecommunications industry in a manner that may be favorable to our competitors and unfavorable to us.
The Government of the Republic of South Africa currently owns  39.3% of Telkom's issued and outstanding ordinary shares.  The Government also holds significant equity stakes in other industry participants, including Sentech, and will have an indirect 30% equity interest in the second national operator.  To further its policy of liberalization of the telecommunications industry, the Government may adopt and implement policies and exercise its right to approve regulations that benefit our competitors but are not beneficial to us.  In addition, to further other political or social objectives, the Government may act in a manner that may be detrimental to our business but advantageous to our competitors.
The Government of the Republic of South Africa is also one of our customers.  The Government, excluding
Government owned parastatal companies, accounted for approximately 7% of our fixed-line operating revenue, excluding directories and other operating revenue, in the year ended March 31, 2003.  The Government could transfer some or all of its business to the second national operator or other operators when they commence operations.  Legislation has been enacted to centralize all procurement of telecommunications and information technology services by the Government, through one agency.  If the Government transfers some or all of its business to other operators, our operating revenue and net profit would decline.

Risks Related to Regulatory and Legal Matters
The regulatory environment for the telecommunications industry in South Africa is evolving and final regulations addressing a number of significant matters have not yet been issued.  The interpretation of existing regulations, or the adoption of new policies or regulations that are unfavorable to us, could disrupt our business operations and could cause our net profit and the trading prices of Telkom's ordinary shares and ADSs to decline.
The provision of telecommunications services in the Republic of South Africa is subject to extensive regulation.  The regulatory environment is developing, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalized.  In addition, the regulatory process entails a public comment process and a convergence colloquium, which, in light of the politicized issue of privatization of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process.  A number of significant matters have not been addressed or clarified, including:
 •
the terms and conditions of the second national operator's license;
 •
whether and the extent to which our licenses may be amended as a result of the licensing of the second national operator;
 •
whether any additional obligations may be imposed on us at that time or thereafter;
 •
the extent to which our fixed-line business will be required to make its facilities or access lines available to the second national operator to provide services, other than public switched telecommunications services, during the first two years of its license and beyond;
 •
the extent to which our fixed-line business may be required to unbundle its local loop after two years; and
 •
the extent to which we will be required to contribute to the universal service fund.

In addition, ICASA was only established in 2000.  Upon its establishment, ICASA inherited a legacy of regulatory problems from its predecessors.  It has been reported that ICASA may currently lack adequate resources to effectively fulfill its regulatory and licensing functions and to deal with regulatory challenges that continue to change given the rapidly evolving telecommunications environment.  This combination of factors creates further uncertainties in the regulatory arena and the ability of ICASA to effectively fulfill its functions.  We cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on us.  Although we have no reason to believe that ICASA will act in a manner that is prejudicial to our interests, we have in the past had conflicts with ICASA and its predecessor, including litigation against them with regard to price cap regulations and interconnection and facilities leasing guidelines.  Changes in the regulation of telecommunications services in South Africa, the imposition of unfavorable terms in our licenses or the loss or unfavorable amendment of any license could disrupt our business operations and could cause our net profit and the trading prices of Telkom's ordinary shares and ADSs to decline.
In addition,  new laws and regulations that may require our business customers to make use of suppliers complying with black economic empowerment requirements may affect us.  If such new laws and regulations are promulgated, and if our shareholder base does not qualify under the ownership requirements of these black economic empowerment initiatives or restrictions, some of our business customers may be required or elect to obtain all or some of their telecommunications services from our competitors who may fulfill such ownership requirements.
If Telcordia Technologies Incorporated, a New Jersey corporation, were able to recover substantial damages in its arbitration proceedings against Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause Telkom's indebtedness to increase and its net profit to decline.
Telcordia instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year.
The arbitration proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia.  In September 2002, a partial ruling was issued by the arbitrator in favor of Telcordia.  Telkom has launched review proceedings in the South African High Court in respect of this partial ruling, the hearing of which has been scheduled to occur in August 2003.  Telcordia also petitioned the United States District Court for the
District of Columbia to confirm the partial ruling, which petition was denied.  The arbitration proceedings and the amount of Telkom's liability are not expected to be finalized until late 2003 or early 2004.  As of March 31, 2003,
Telkom had a cumulative provision of R356 million for its estimate of probable liabilities, including interest, legal fees and foreign exchange impacts, in respect of the Telcordia claim on the Telkom Group's consolidated balance sheet.  Telkom is currently unable to predict the amount that it may eventually be required to pay Telcordia.  If
Telcordia recovers substantial damages from Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause its indebtedness to increase and its net profit to decline.
If we are unable to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services, our business operations could be disrupted and our net profit could decline.
Telkom is required to provide interconnection services to the mobile operators, the second national operator and all other entities that lawfully provide telecommunications services in South Africa and to lease or otherwise make our telecommunications facilities available to any entity lawfully providing or utilizing telecommunications services in South Africa.  Telkom will also be required to allow the second national operator to use all of our telecommunications facilities for the provision of public switched telecommunications services on a resale basis for the first two years of its license.  We may also be required to lease or otherwise make our telecommunications facilities available to the second national operator for the provision of services, other than public switched telecommunications services, during the first two years of its license and beyond.  The terms and conditions for the provision of these services and facilities are, or will be, set out in interconnection agreements and facilities lease agreements negotiated and agreed to by us with these other entities.
ICASA is entitled to issue, and has issued, regulations relating to interconnection and facilities leasing.
Certain of these regulations, while currently only in draft format, contemplate an asymmetrical interconnection regime between Telkom and the underserviced area licensees, with a terminating tariff in favor of these licensees equal to or greater than 1.10 times the highest prevailing termination charge on Telkom's fixed-line network.  To the extent that we are unable to reach agreement with these entities for the provision of these services, including the applicable tariffs, or to the extent that the terms and conditions of our agreements are found to be inconsistent with the relevant legislation or regulations, such terms and conditions may be determined and imposed on us by ICASA.
Sentech has applied to the South African High Court for an order that the supplementary facilities leasing guidelines be declared invalid, unlawful and unconstitutional due to procedural errors.  ICASA filed a notice of no opposition to this application.  As a result, there is a risk that the guidelines will be remanded back to ICASA for further deliberations and revision.  If the guidelines are revised in a manner unfavorable to us, or if we are unable to negotiate favorable terms and conditions for the provision of the services and facilities covered by the guidelines or
ICASA otherwise imposes terms and conditions that are unfavorable to us, our business operations could be disrupted and our net profit could decline.
If we are unable to recover the substantial capital and operational costs associated with the implementation of carrier pre-selection, number portability and monitoring and interception or are unable to implement these requirements in a timely manner, our business operations could be disrupted and our net profit could decline.
We are required to implement carrier pre-selection in our fixed-line business, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls, by
December 31, 2003.  We are also required to implement number portability, which will enable customers to retain their fixed-line and mobile telephone numbers if they switch fixed-line operators or mobile operators, by 2005.  In addition, commencing in July 2003, both Telkom and Vodacom will be required to install equipment and put in place procedures that will allow certain agencies in the Government of the Republic of South Africa to intercept and monitor communications over our respective networks and retain records and copies of such communications.  We will incur substantial set-up and maintenance time and costs in connection with the implementation of these requirements, which could disrupt our business operations.  The extent of recoverability of these costs have not yet been determined and finalized by ICASA.  Although we are required to implement carrier pre-selection by
December 31, 2003 pursuant to regulations imposed by ICASA, we will not be able to fully implement carrier pre-

selection until the second national operator is licensed and the second national operator's interconnection systems and the inter-operator processes and systems to support carrier pre-selection become available, which may not occur until after December 31, 2003.  Although the interception and monitoring bill is currently scheduled to go into effect in July 2003,  the procedures and timetable for the full implementation of this bill's requirements have not been finalized and Telkom does not believe that it will be able to comply with the requirements by July 2003.  To the extent that we are unable to comply with these requirements in the required timeframes or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline.
Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit.  Vodacom's revenue and net profit could decline if wholesale price controls are imposed on it.
Our public switched telecommunications services license imposes a price cap formula on our overall tariffs for a basket of specified services and any individual product or service within the basket of specified services that we previously had the exclusive right to provide.  The overall tariffs for all services in the basket may not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index and measured using revenue for the services in the basket at constant volumes for the prior year.  In addition, effective January 1,
2003, the price of any individual product or service within the basket may not be increased by more than 5% above inflation in South Africa in any year.  Our tariffs for these services are filed with ICASA for approval.  Revenue from these services may not be used to subsidize competitive products and services.  These limitations on our customer tariffs limit our pricing flexibility and could reduce our net profit.  ICASA has indicated its intention to conduct a review of the price control regime before the end of 2003 that could have a further negative impact on our net profit.  In addition, Vodacom's revenue and net profit could decline if wholesale price controls are imposed on
it.
If Vodacom is unsuccessful in defending itself against being declared a "major operator," it would be required to terminate incoming calls from other networks at a reduced rate.  This could cause Vodacom's revenue and net profit to decline.
Cell C has requested that ICASA consider whether Vodacom and MTN should be declared "major operators" in terms of the interconnection and supplementary interconnection guidelines on the ground that both
MTN and Vodacom have stated that they have more than 35% of the mobile telecommunication services market. If
ICASA declares Vodacom to be a "major operator," it would be required to terminate incoming calls from other networks at a reduced rate.  This could cause Vodacom's revenue and net profit to decline.
If Vodacom does not obtain a license to use adequate amounts of 1800MHz radio frequency spectrum or a license for radio frequency spectrum for the provision of third generation services on commercially reasonable terms, Vodacom's future growth rates, revenue and net profit could decline.
Vodacom has a statutory right to obtain a license to use 1800MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services pursuant to amendments to the
Telecommunications Act, 103 of 1996.  Although the fees that will be required to obtain the 1800MHz radio frequency spectrum have been announced by The Minister of Communications, the license has not yet been issued.
In addition, the amount of spectrum that will be licensed for the 1800MHz radio spectrum and the amount of spectrum and the fees that will be required to obtain the radio frequency spectrum for the provision of third generation services have not yet been determined.  In the event Vodacom is not able to obtain sufficient additional capacity on the 1800MHz radio frequency spectrum or radio frequency spectrum for the adequate provision of third generation services, or if the  terms of such licenses are unfavorable, Vodacom's growth rates, revenue and net profit could decline.

If Telkom is required to comply with the provisions of the South African Public Finance Management Act, 1 of
1999, or PFMA, Telkom could incur increased expenses and its net profit could decline and compliance with the
PFMA could result in the delisting of Telkom's ordinary shares and ADSs from the JSE and New York Stock
Exchange.
Telkom is required to comply with the provisions of the South African Public Finance Management Act, 1
of 1999, or PFMA.  Telkom applied for and obtained a temporary exemption from many of the provisions of the
PFMA until November 2004 and is in the process of preparing an application for an exemption from the provisions of the PFMA for so long as its ordinary shares are listed on the JSE.  If Telkom does not obtain a further exemption from the PFMA or if its existing exemption is revoked for any reason or it is otherwise required to comply with the
PFMA, Telkom may be compelled to prepare a second set of financial statements in compliance with accounting principles and practices prescribed by the Government of the Republic of South Africa which do not correlate with
IFRS or US GAAP and would require Telkom to incur additional costs.  Telkom would also be required to comply with, what it believes to be, extremely prescriptive treasury regulations issued pursuant to the PFMA, to provide the
Government with advance access to proprietary and potentially price sensitive information and to seek the prior approval of South African governmental authorities to enter into certain material agreements, to maintain certain bank accounts, to formulate and implement certain investment strategies or to discharge its auditors, which would preclude Telkom from acting in the same manner as its competitors and other listed companies.  If Telkom is required to comply with the PFMA, Telkom may not be able to comply with the Listings Requirements of the JSE or the listing rules of the NYSE and Telkom's ordinary shares and ADSs could be delisted.
If the South African Local Government: Property Rates Bill is introduced into law, our total property tax expense could increase significantly and our net profit could decline.

On March 27, 2003, the South African Local Government: Property Rates Bill was published for comment.
Pursuant to this new bill, local authorities and municipalities are required to levy property tax in accordance with a rates policy which must be adopted and regularly reviewed.  The new bill must, however, still complete the comment stage that most new legislation has to go through and is still subject to deliberations of the relevant portfolio committee.  At this stage, it is too early to assess exactly how the new bill, if introduced into law, would affect us.  As a substantial landowner in South Africa, our total property tax expense could increase significantly and our net profit could decline.
Risks Related to the Republic of South Africa
Fluctuations in the value of the Rand and inflation rates in South Africa could have a significant impact on the amount of Telkom's dividends, the trading prices of Telkom's ordinary shares and ADSs, our operating revenue, operating expenses and net profit and on the comparability of our results between financial periods.
Historically, the value of the Rand as measured against the Dollar has declined considerably.  The Rand declined from R5.90 per $1.00 at December 31, 1998 to R12.00 per $1.00 at December 31, 2001.  However, during the year ended March 31, 2003, the value of the Rand as measured against the Dollar has increased.  The exchange rate between the Rand and the Dollar was R11.38 per $1.00 as of March 29, 2002, R7.90 per $1.00 as of March 31,
2003 and R7.39 per $1.00 as of July 30, 2003.
Fluctuations in the exchange rate between the Rand and the Dollar could have an adverse impact on:
 •
the Dollar equivalent of any dividends and distributions on Telkom's ordinary shares and ADSs payable in Rands;
 •
the Dollar equivalent of the Rand denominated prices of Telkom's ordinary shares; and
 •
the market value of Telkom's ADSs in the United States.
These fluctuations could also increase the amount in Rand terms of our non-Rand denominated debt, increase our non-Rand denominated financing costs and operating and capital expenditures and cause our net profit to decline.  In addition, the increase in the value of the Rand as measured against the Dollar and the Euro in the year ended March 31, 2003 resulted in significant net foreign exchange losses in the year ended March 31, 2003 in terms of IAS 39.  See Item 5. "Operating and Financial Review and Prospects  Operating Results  Principal Factors That
Affect our Results of Operations  Volatility of the Rand and adoption of IAS 39."   Fluctuations in currency
exchange rates between the South African Rand and the currencies in African countries where Vodacom invests could decrease the value of these businesses and Vodacom's and our net profit.
Our tariffs and a number of our operating expenses are based on inflation rates in South Africa.  As a result, significant fluctuations in inflation rates in South Africa could adversely impact our operating margins and net profit.  Statistics South Africa Limited recently revised the calculation of the consumer price index for the twelve months ended September 30, 2002 downward to 11.2% from the inflation calculation originally issued of 12.5%.  To the extent our tariffs and operating expenses fluctuate based on these revisions, our operating margins and net profit could be adversely impacted.
The high levels of unemployment, poverty and crime in South Africa could cause the size of the South African communications market and our growth rates, operating revenue and net profit, as well as the trading prices of
Telkom's ordinary shares and ADSs, to decline.
While South Africa features a highly developed financial and legal infrastructure at the core of its economy, it has high levels of unemployment, poverty and crime.  These problems have hindered investment into
South Africa, have prompted emigration of skilled workers and have impacted economic growth negatively.
Recently, the South African economy has been growing at a relatively slow rate, inflation and unemployment have been high by comparison with developed countries and foreign reserves have been relatively low.  Although it is difficult to predict the effect of these problems on South African businesses or the Government of the Republic of
South Africa's efforts to solve them, these problems could cause the size of the communications market and our growth rates, operating revenue and net profit, as well as the trading prices of Telkom's ordinary shares and ADSs, to decline.
The high rates of HIV infection in South Africa could cause the size of the South African communications market and our growth rates, operating revenue and net profit to decline.
South Africa has one of the highest HIV infection rates in the world.  The exact impact of increased mortality rates due to AIDS deaths on the cost of doing business in South Africa and the potential growth in the economy is unclear at this time although employee related costs in South Africa are expected to increase as a result of the AIDS epidemic and the size of the South African population and communications market could decline.  Our growth rates, operating revenue and net profit could decline if employee related expenses increase or the size of the
South African population and communications market decline.
Significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining and the cost of compliance with South African labor laws could disrupt our fixed-line business operations and reduce our net profit.
Trade unions represented approximately 75% of our total fixed-line employees, excluding our Telkom
Directory Services and Swiftnet subsidiaries, as of March 31, 2003.  Trade unions have publicly opposed our privatization and have instituted and in the future could institute work stoppages to oppose changes in our shareholding structure or gain leverage in negotiating collective bargaining agreements.  In addition, a number of
South African trade unions, including the trade unions of our employees, have close links to various political parties and have had a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process.  Since 1995 South Africa has enacted various labor laws that enhance the rights of employees, which have imposed costs on us.  If we experience significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining or increased costs of compliance with labor laws, our fixed-line business operations could be disrupted and our net profit could be reduced.

South African exchange control restrictions could hinder our ability to make foreign investments and procure foreign denominated financings.
South Africa's exchange control regulations restrict transactions between residents of the Common
Monetary Area, which consists of South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and
Swaziland, and non-residents of the Common Monetary Area.  In particular, South African companies:
 •
are generally not permitted to export capital from South Africa or to hold foreign currency in excess of certain limits without the approval of the South African exchange control authorities;
 •
are generally required to repatriate to South Africa profits of foreign operations; and
 •
are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

These restrictions could hinder our ability to make foreign investments and procure foreign denominated financings.  While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future.  See Item 10.
"Additional Information  Exchange Controls."
Risks Related to Ownership of Telkom's Ordinary Shares and ADSs
The future sale of a substantial number of Telkom's ordinary shares or ADSs could cause the trading prices of
Telkom's ordinary shares and ADSs to decline.
The Government of the Republic of South Africa currently owns  39.3% of Telkom's issued and outstanding ordinary share capital, Thintana Communications currently owns  30.0% of Telkom's issued and outstanding ordinary share capital and Ucingo Investments currently own approximately 3% of Telkom's issued and outstanding ordinary share capital.  On March 4, 2003, the Government granted to persons employed by Telkom on
March 4, 2003 and eligible former employees of Telkom, options to purchase 11,140,636 of its ordinary shares, representing 2% of Telkom's issued and outstanding ordinary share capital, which will become exercisable over a period of three years in four equal tranches commencing six months after March 4, 2003.  Telkom currently intends to adopt one or more management and employee incentive plans that provide for the issue of ordinary shares.
Ordinary shares in the Khulisa offer were offered at a 20% discount to the initial public offering price and may not be sold for three months following the date of the listing of the shares on the JSE.  Sales of substantial amounts of shares by Telkom's shareholders or by Telkom, or the appearance that a large number of shares is available for sale, could cause the trading prices of Telkom's ordinary shares and ADSs to decline.  Telkom, the Government and
Thintana Communications agreed with the underwriters in the initial public offering that, subject to certain exceptions, none of them will sell ordinary shares and ADSs owned by them for 180 days from the date of the underwriting agreement, subject to certain exceptions, but these lock-up agreements can be waived by the joint global co-ordinators in their sole discretion.  Ucingo Investments has also entered into an agreement with the
Government and the underwriters in Telkom's initial public offering not to sell or dispose of ordinary shares in
Telkom for 180 days following the date of the listing of Telkom's ordinary shares on the JSE without approval from the Government and the underwriters, such approval not to be unreasonably withheld.  In addition, the Government has agreed with Thintana Communications that the Government will not sell any of its ordinary shares for a further
545 day period after the expiration of its lock-up period with the underwriters.
Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.
Telkom is a public limited liability company incorporated under the laws of the Republic of South Africa.
The rights of holders of Telkom's ordinary shares and therefore many of the rights of Telkom's ADS holders are governed by Telkom's memorandum and articles of association and by South African law.  These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States.
In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.  For a description of the differences between shareholders' rights under South African law and Delaware law, see Item 10.  "Additional Information

Memorandum and Articles of Incorporation - Comparison of Shareholders' Rights Under South African and
Delaware Law."
It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South
Africa or bring actions based on securities laws of jurisdictions other than South Africa against Telkom or against members of its board.
Telkom and a majority of the members of its board of directors and executive officers are residents of
South Africa.  In addition, Telkom's assets and a major portion of the assets of members of its board of directors and executive officers are located in whole or in substantial part in South Africa.  As a result, it may not be possible for you to effect service of legal process within the United States or elsewhere outside of the Republic of South Africa upon most of our directors or officers, including with respect to matters arising under US federal securities laws or applicable state securities laws.  Moreover, it may not be possible for you to enforce against Telkom or the members of its board of directors and executive officers judgments obtained in courts outside South Africa, including the
United States, based on the civil liability provisions of the securities laws of those countries, including those of the
United States.  A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action, which may be enforced by South African courts with the approval of the South African Minister of Trade and
Industry.  In addition, awards of punitive damages will not be enforceable in South Africa.  Although it is possible for an investor to bring an action against Telkom in a South African civil court to enforce rights in terms of US federal securities laws, these laws will not be enforced if they are penal or revenue or taxation laws or laws which are contrary to South African public policy.  It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of US federal securities laws.
Your ability to sell a substantial number of ordinary shares and ADSs may be restricted by the limited liquidity of ordinary shares traded on the JSE.
The principal trading market for Telkom's ordinary shares is the JSE.  Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets.  The ability of a holder to sell a substantial number of ordinary shares on the JSE in a timely manner, especially by means of a large block trade, may be restricted by the limited liquidity of ordinary shares listed on the JSE.  In addition, as of March 31,
2003, 11.8% of the 154,199,467 ordinary shares publicly traded were represented by ADSs trading on the NYSE.
The limited liquidity of the ordinary shares could depress the overall liquidity and trading prices of the ADSs.

Item 4.  Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
Telkom was incorporated on September 30, 1991 as a public limited liability company registered under the
South African Companies Act, 61, of 1973, as amended.  Telkom's registration number is 1991/005476/06.
Telkom's principal executive offices are located at Telkom Towers North, 152 Proes Street, Pretoria 0002, Gauteng
Province, South Africa.  Telkom's telephone number is (27) (12) 321 5808 and its internet address is
http://www.telkom.co.za.  Information contained on Telkom's website is not part of this annual report.
Recent Developments
Initial public offering
On March 7, 2003, we completed our initial public offering pursuant to which the Government of the
Republic of South Africa sold a total of 154,199,467 ordinary shares, including 14,941,513 ordinary shares through the exercise of an over-allotment option.  The initial public offering price was R28.00 per ordinary share and $13.98 per ADS.  The initial public offering consisted of a global offering of:
 •
142,186,475 ordinary shares, referred to as the U.S. and international offerings, to retail and institutional investors in the United States and to institutional investors outside of the United States, including institutional investors in the Republic of South Africa, in the form of both ordinary shares and ADSs, each representing four (4) ordinary shares; and
 •
12,012,992 ordinary shares, referred to as the South African retail offering, in the form of ordinary shares, including:
 •
4,967,914 ordinary shares to individuals in possession of a valid South African identity number and who provided a South African postal address and groups of such individuals, known as stokvels, at a 20% discount to the initial public offering price, which was targeted at historically disadvantaged individuals and stokvels and referred to as the Khulisa offer; and
 •
7,045,078 ordinary shares to individuals in possession of a valid South African identity number and who provided a South African postal address at a 5% discount to the initial public offering price.
Ordinary shares purchased pursuant to the Khulisa offer were to be held in a trust known as the Khulisa
Share Administration Trust, or Khulisa Trust, for three months following the date of listing the ordinary shares on the JSE.  If individuals and stokvels allow the ordinary shares purchased under the Khulisa offer to be held in the
Khulisa Trust until the second anniversary of the JSE listing date, the Government of the Republic of South Africa has agreed to reward those individuals and stokvels by giving each of them one bonus share for every five shares purchased by them in the Khulisa offer and not disposed of.
Following the completion of our initial public offering, Telkom's controlling shareholders own the following shares:
 •
the Government owns the one issued and outstanding class A ordinary share and 39.3% of Telkom's issued and outstanding ordinary share capital; and
 •
Thintana Communications owns the one issued and outstanding class B ordinary share and 30.0% of
Telkom's issued and outstanding ordinary share capital.

Government option grant
On March 4, 2003, the Government granted share options to purchase up to 11,140,636 of its ordinary shares, representing 2% of Telkom's issued and outstanding ordinary share capital, through the Diabo Share Trust, established for the benefit of:
 •
persons employed by Telkom at 9:00 a.m. (S.A. time) on  March 4, 2003; and
 •
former employees employed by Telkom on or after October 1, 1999 up to 8:59 a.m. (S.A. time) on
March 4, 2003, who terminated their employment because of retirement, retrenchment, outsourcing or death.  Employees who resigned voluntarily or were dismissed on grounds of misconduct, fraud or other grounds justifying summary dismissal at common law before 8:59 a.m. (S.A. time) on March 4,
2003 were excluded from participation in this scheme.
The options entitle these persons to acquire ordinary shares from the Government at R33.81 per share, which is the price at which Thintana Communications invested in Telkom in 1997, plus any stamp duty, brokerage and related costs payable on the transfer of these ordinary shares.  The shares will be delivered over a period of three years in four equal tranches commencing six months after March 4, 2003.  These persons may also elect to have some or all of the shares disposed of for their benefit.  Such persons do not need to remain employed with Telkom after 9:00 a.m. (S.A. time) on March 4, 2003 in order to continue participating in the scheme and persons who are employed by Telkom after 9:00 a.m. (SA. time) on March 4, 2003 will not otherwise have the right to participate in the scheme.
Negotiations with labor unions
Telkom's agreement covering the terms of employment of its fixed-line unionized employees and other non-management employees in the bargaining unit, excluding our Telkom Directory Services and Swiftnet subsidiaries, expired on March 31, 2003 and negotiations for a new agreement were concluded with ATU on May
23, 2003 and with CWU on June 6, 2003.  The new three year agreement is effective from April 1, 2003 and applies to approximately 92% of our total fixed-line employees, excluding our Telkom Directory Services and Swiftnet subsidiaries.  The new agreement provides for a 9% salary increase in the year ended March 31, 2004, an 8% salary increase in the year ended March 31, 2005 and a 7% salary increase in the year ended March 31, 2006.  In addition, the increase in Telkom's contributions to medical aid schemes will be limited to salary increases.
Property portfolio transaction
On September 1, 2002, Telkom issued an information memorandum inviting potential investors to provide to us by November 2002, preliminary submissions to purchase a substantial portion of Telkom's fixed-line property portfolio and lease that property back to us.  On May 23, 2003, Telkom announced that it had terminated its information memorandum relating to the proposed sale and lease-back transaction because the bidding process failed to produce a commercially acceptable solution for Telkom.  Telkom does not intend at this time to release another information memorandum relating to its property portfolio and cannot assure you that any transaction will ultimately be consummated.
Liberalization of South African communications market
A process has commenced to issue an additional license to provide public switched telecommunications services to a second national operator.  At the end of the original bid process for the second national operator, the only two bids received were rejected by ICASA.  Subsequently, the Minister of Communications initiated an alternative bid process.  An evaluation committee appointed by the Minister of Communications has recommended that the Minister pre-qualify two of the four bidders for this license for consideration by ICASA.  The Minister of
Communications has indicated that she expects to grant this license in the second half of 2003.
A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in areas with a teledensity of less than 5%.  The Minister of Communications has identified 27 of these underserviced areas and has issued an invitation to apply for licenses in ten of them.  No bids for these licenses have been received to date.  ICASA has indicated that it expects to issue licenses in these ten areas in 2003 or early 2004.
Historical Background
Privatization
Prior to 1991, the then Department of Posts and Telecommunications of the Republic of South Africa
provided telecommunications and post office services in South Africa on an exclusive basis.  In 1991, the
Government of the Republic of South Africa transferred the entire telecommunications enterprise of the then
Department of Posts and Telecommunications of the Republic of South Africa to Telkom as part of a commercialization process intended to liberalize certain sectors of South Africa's economy.  Telkom remained a wholly state-owned enterprise until May 14, 1997, when the Government of the Republic of South Africa sold a
30% equity interest in Telkom to Thintana Communications LLC, a Delaware limited liability company, which is
60% beneficially owned by SBC Communications, Inc., a Delaware corporation, and 40% beneficially owned by
Telekom Malaysia S.D.N. Berhard, a company incorporated in Malaysia, as part of its policy to liberalize the telecommunications market in South Africa.  As part of this sale, the Government reserved the right to transfer up to
10% of its ordinary shares to previously disadvantaged groups.  On March 30, 2001, the Government sold another
3% equity interest in Telkom from its holdings to Ucingo Investments, a consortium of black empowerment investors, leaving the Government with 67% of Telkom's issued and outstanding ordinary share capital prior to our initial public offering.
As part of the sale to Thintana Communications, the then Minister of Posts, Telecommunications and
Broadcasting of the Republic of South Africa entered into an agreement with Thintana Communications under which Thintana Communications undertook significant operational and managerial responsibilities and acquired the ability to exercise effective operational and managerial control over us until May 2002.  Pursuant to the agreement,
Thintana Communications had the power to staff certain management positions, including those of chief operating officer, chief financial officer and chief strategic officer.  Consequently, the individuals occupying these positions were seconded to Telkom from SBC Communications and Telekom Malaysia.  In addition, Thintana
Communications and the Government were entitled to appoint a number of directors to Telkom's board of directors, based on their ownership of Telkom, and a number of our corporate actions were subject to specific approval by
Thintana Communications and the Government or their board representatives.  These matters generally included approval of business plans, annual budgets, training programs and payment of dividends.  Until May 2002, Thintana
Communications was also entitled to appoint a majority of the members of Telkom's operating committee, thus granting it control over many of our significant operational matters.  These matters generally included the preparation and implementation of business plans and annual budgets for approval by Telkom's board of directors and the performance of obligations and the exercise of rights under Telkom's public switched telecommunications services license.
Since May 2002, our strategic equity investors no longer exercise effective operational and managerial control over us, but they continue to provide us with strategic direction as their nominees continue to occupy key managerial positions, including those of chief operating officer, chief financial officer and chief strategic officer, and participate in Telkom's operating committee.  Where previously our strategic equity investors provided us with up to approximately 75 employees, they provided us with approximately 32 employees as of March 31, 2003.  See
Item 7.  "Major Shareholders and Related Party Transactions - Related Party Transactions  Shareholder
Arrangements - Strategic Services Agreement."
Fixed-line transformation program
As a first step in preparing for the liberalization of the fixed-line telecommunications market in South
Africa, we began a transformation program in May 1997 to change the orientation of our fixed-line business from a majority governmental owned entity to a market and profit-oriented business.  Our transformation program aimed to reorganize our fixed-line business along functional lines from the previous regional structure, change our corporate culture and improve the skills of our South African employees, increase our marketing efforts, outsource non-core operations and manage revenue generation and operating expenses more effectively.

Employee-related expenses are a significant component of our total fixed-line operating expenses.  The number of our fixed-line employees, excluding our Telkom Directory Services and Swiftnet subsidiaries, declined by approximately 21,450 positions from March 31, 1997 through March 31, 2003.  We spent R244 million, R373 million and R132 million in the years ended March 31, 2003, 2002 and 2001, respectively, on our employee restructuring program.  We intend to continue to reduce our fixed-line headcount over the next few years.  Our fixed-line transformation program has benefited significantly from the management, marketing, technical and financial expertise of our strategic equity investors.  Our number of fixed lines per fixed-line employee increased from 82 as of March 31, 1998 to 137 as of March 31, 2003.
As part of our fixed-line transformation program we identified and outsourced a number of non-core activities.  Since March 31, 2000, we have outsourced our motor vehicle fleet, security operations, electronic workshop, light engineering workshop, catering services and buildings management operations.  We received R804 million from our outsourcing program, which we have utilized to further upgrade and expand our fixed-line network, invest in our core operations and reduce debt.
BUSINESS OVERVIEW
Business Summary
Telkom is one of the largest companies registered in the Republic of South Africa and we are the largest
communications services provider on the African continent based on operating revenue and assets.   We had
consolidated operating revenue of R37.6 billion ($4.8 billion), net profit of R1.6 billion ($206 million) and cash flow from operating activities of R9.7 billion ($1.2 billion) in the year ended March 31, 2003 and we had total assets of
R53.2 billion ($6.7 billion) and shareholders' equity of R18.3 billion ($2.3 billion) as of March 31, 2003.
We offer business, residential and payphone customers a wide range of services and products, including:
 •
fixed-line voice services, including subscriptions and connections services, local, long distance, fixed-
to-mobile and international voice services, interconnection and transit communications services, value-
added voice services, customer premises equipment sales and directory services;
 •
fixed-line data services, including domestic and international data transmission services, such as leased lines and packet-based services, managed data networking services and internet access and related information technology services; and
 •
mobile communications services, including voice and data services, value-added services and handset sales through Vodacom.
We had the exclusive right to provide public switched telecommunications services, including international voice services, in South Africa until May 7, 2002.  We are currently the only national provider of these services in
South Africa, although a process has been commenced to liberalize the South African communications market, which will introduce competition in a number of our business areas.  In 1997, we embarked on an extensive five year capital investment program in our fixed-line business.  Our fixed-line capital investment for the five years ended March 31, 2002 was R41.7 billion ($5.3 billion), of which R27.9 billion ($3.5 billion) was for network modernization and line roll-out in order to comply with our license obligations and prepare for competition.  Our five-year line roll-out program in our fixed-line business is largely complete.  We spent approximately R4.0 billion
($506 million) on fixed-line capital expenditures in the year ended March 31, 2003.  As of March 31, 2003, we had
4.8 million telephone access lines in service and 99.8% of our telephone access lines were connected to digital exchanges.
Vodacom is our mobile communications joint venture with Vodafone Group Plc, a company incorporated in England and Wales, and VenFin Limited, a company incorporated in the Republic of South Africa.  Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 57% as of March 31, 2003 based on total estimated customers.  Vodacom had 8.6 million customers as of March 31, 2003, of which 7.9 million were in South Africa.  Vodacom has investments in mobile communications network operators in Lesotho, Tanzania and the Democratic Republic of the Congo.  Vodacom had
consolidated revenue of R19.8 billion ($2.5 billion), net profit of R2.2 billion ($280 million) and cash flow from operating activities of R4.3 billion ($550 million) in the year ended March 31, 2003 and total assets of R16.8 billion
($2.1 billion) and shareholders' equity of R6.8 billion ($866 million) as of March 31, 2003.
Regulatory Background
Between 1991, when Telkom was incorporated, and 1996, when the South African Telecommunications
Act, 103 of 1996, was enacted, we were the exclusive provider of public switched telecommunications services, including international voice services in South Africa, acting pursuant to the now repealed South African Post Office
Act, 44 of 1958.  As a partially privatized network operator, we continued to act as the exclusive public switched telecommunications service provider until May 7, 2002, when our period of exclusivity expired.  During that period and with the assistance of our two strategic equity investors, we prepared for competition in the public switched telecommunications services sector.  As part of the fixed-line telecommunications liberalization program, ICASA issued an international carrier of carriers license and multimedia license to Sentech Limited in May 2002.  In addition, the South African Minister of Communications and ICASA have initiated a process to issue a license to a second national operator, which will introduce competition for us in the public switched telecommunications services sector, and to issue additional licenses to small business operators to provide telecommunications services in areas with a teledensity of less than 5%.  This process is not yet completed although an evaluation committee appointed by the Minister of Communications has recommended that the Minister pre-qualify two of the four bidders for this license for consideration by ICASA.  The Minister of Communications has indicated that she expects to grant the second public switched telecommunications services license in the second half of 2003.  ICASA has indicated that it expects to issue licenses in the underserviced areas in 2003 or early 2004.  Further competition may arise as a result of an assessment by the Minister of Communications of the feasibility of issuing additional licenses from May 2005.
In the mobile communications market, Vodacom, our 50% owned joint venture, and MTN were issued licenses under the Post Office Act, 44 of 1958, in 1993 to provide mobile cellular telecommunications services in
South Africa.  These licenses continued in force under the Telecommunications Act, 103 of 1996, until they were confirmed and re-issued on August 19, 2002.  Until November 2001, Vodacom and MTN were the only two licensed mobile communications network operators in South Africa.  In November 2001, Cell C commenced operations as a third mobile communications network operator.
Our Competitive Strengths
We believe that we are well-positioned to strengthen our business, increase our profitability and cash flows and successfully meet future competition based on the following:
We have the leading market position and are well placed to face competition in the South African fixed-line communications market.
We believe our leading market position and our strong brand recognition will enable us to successfully meet competition in the fixed-line communications market without significant future fixed-line roll-out and with reduced levels of investment in our fixed-line segment.  Key to achieving our objectives is our focus on rigorous cost management and efficiency improvements, reduced levels of investment and the successful implementation of our business strategy.
Customer retention is one of our key focus areas and we have undertaken the following actions to ensure we retain our customers:
 •
refocused our sales and marketing force into more specialized divisions and entered into long term contracts with a number of our larger corporate and business customers;
 •
improved the efficiency and quality of our network and achieved high service quality targets; and

 •
successfully rebalanced our fixed-line tariffs to be more closely aligned with the costs of providing services, thereby reducing the need for future tariff adjustments and placing us in a stronger competitive position.
We have a state-of-the-art, fully digital fixed-line network that provides service to every major urban area in
South Africa.
We believe our extensive state-of-the-art fixed-line network places us in a strong position to compete with new providers of communications services as it enables us to sell value-added voice and data services.  Since 1997, we have:
 •
largely completed our fixed-line network modernization and line roll-out program and, as of March 31,
2003, had 99.8% of our telephone access lines connected to digital exchanges;
 •
modernized and enhanced our fixed-line network's resiliency and performance through the deployment of synchronous digital hierarchy managed self-healing optical fiber rings and by increasing our use of optical fiber;
 •
deployed a national network operations center with the ability to proactively monitor our network and offer managed data networking services to global and corporate customers; and
 •
invested in the SAT-3/WASC/SAFE submarine cable system, which provides increased fiber optic transmission capability between South Africa and international destinations.
We are an integrated communications service provider of bundled voice, data, video and internet services with the expertise to expand our service offerings.
Our network and resources enable us to provide customers with a wide range of integrated communications services, including voice services, data communications services, video services and internet services.  We have undertaken the following actions to strengthen our data communications service capabilities and improve our integrated communications service offerings:
 •
successfully launched ISDN in 1995 and ADSL in August 2002 to business and residential customers;
 •
developed extensive experience in designing and operating customized data communications and managed data networking products and services, including managed local and wide area networks;
 •
began business alliances with a number of leading communications equipment suppliers such as
Siemens, Cisco Systems, Hughes Network Systems and Sun Microsystems to provide fully integrated communications solutions over our core fixed-line network; and
 •
deployed an extensive voice-over-internet protocol, or VOIP, network, and launched a voice over internet protocol regional clearing house to serve as a hub for voice traffic on the African continent.
We have benefited, and expect to continue to benefit, from the financial, operational and managerial expertise of our two strategic equity investors.
SBC Communications is a leading provider of communications services in the United States and has significant experience operating in  highly deregulated and competitive communications markets.  Telekom
Malaysia is the leading communications service provider in Malaysia with both fixed-line and mobile businesses.
We benefit from the experience and knowledge of our strategic equity investors through:
 •
their participation on our operating committee and their employees who serve as our officers; and
 •
the skills they transfer to our South African management team.

Vodacom is the leading South African mobile communications network operator with strong brand recognition, extensive network coverage and distribution channels.
Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 57% as of March 31, 2003 based on total estimated customers.  Vodacom has an extensive network that covers approximately 95% of South Africa's population based on the last official census conducted in
1996 and approximately 65% of the total land surface area of South Africa as of March 31, 2003.  Vodacom has a broad distribution network consisting of Vodacom owned shops and sales forces and independent dealers, franchises and national chains.
Vodacom is leveraging its successful experience in South Africa to selectively expand into other sub-Saharan
African countries.
Vodacom is pursuing future growth through select expansion initiatives in other sub-Saharan African markets that are complementary to its core business in South Africa.  Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions or good prospects for growth, market leadership and profitability.  Other key factors include
Vodacom's ability to gain majority ownership, develop strong local partnership relationships and obtain non-
recourse financing.  Other African operations are branded under the "Vodacom" name.
Vodacom benefits from an experienced and long-serving management team complemented by its experienced local and international shareholders, Vodafone, VenFin and us.
Vodacom has an experienced, long-serving management team with a record of innovation as the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial roaming based on the Global System for Mobile, or GSM, communications technology is available.  Vodacom was also the first South African mobile communications network operator to provide nationwide coverage in South
Africa.  In addition, Vodacom launched "My Life" in October 2002, offering 24-hour internet access, photo messaging and text messages of unlimited length by blending together general packet radio service, or GPRS, and multimedia messaging service, or MMS, technologies.  Vodacom benefits from the financial, operational and managerial expertise of its strategic shareholders, Vodafone, VenFin and us.
Our Group Strategy
Our group strategic goals are to increase shareholder value by increasing profitability and cash flows, while maintaining our market leadership in the South African fixed-line and mobile communications markets.  We also intend to seek to increase the synergies between our fixed-line business and Vodacom and support Vodacom's strategy of establishing and maintaining leading positions in other sub-Saharan African mobile markets.  We believe that increased competition and emerging technologies place greater importance on the need to further develop our group strategy.  Our strategy was previously driven largely by Telkom's fixed-line strategy as a result of regulatory requirements.  This year we  built on our group strategy, working more closely with Vodacom to build synergies on a commercial basis for both companies.  In order to achieve our goals, we intend to pursue the following strategies:
 •
Compete effectively in our core fixed-line markets and grow selected markets.
 •
Continue to reduce operating expenses and enhance capital investment efficiencies in our fixed-line business.
 •
Expand our integrated service offerings through the increased sale of existing data products and the development of new data and fixed-mobile products.
 •
Continue to invest in our fixed-line employees to foster a highly competitive corporate culture and to enhance skills retention.
 •
Capitalize on the growing mobile communications market through Vodacom.

Compete effectively in our core fixed-line markets and grow selected markets.
In order to successfully compete and grow revenue in our fixed-line business, we intend to encourage our customers to increase their usage on our network through the following strategies:
 •
Market new services to our existing customers.  We intend to increase fixed-line revenue per customer by continuing to develop and market innovative, value-added voice service packages to our residential fixed-line customers, aggressively marketing our price advantages and entering into long-term contracts with corporate and business customers.
 •
Promote increased network usage and revenue.  We intend to stimulate network usage and revenue by increasing the penetration of higher speed internet access through ISDN and ADSL.  In the 2003 financial year we continued to see strong demand for ISDN, with 20.6% growth in ISDN channels to approximately 563,000 channels as of March 31, 2003.  We also introduced free basic voicemail to increase call completion and stimulate traffic.
 •
Maximize traffic revenue.  We intend to offer commercial interconnection and facilities leasing agreements to the second national operator.  In addition, we will seek to maximize the number of customers connected to our network through a targeted deployment of our prepaid offerings where we have existing unutilized capacity.  In the 2003 financial year, prepaid lines grew 15.4% to approximately 817,000 customers, representing 16.9% of our total fixed access lines as of March 31,
2003.
 •
Improve our customer service.  We intend to continue to improve customer service and satisfaction through improved distribution channels by relocating service branches and offering tailored packages and calling plan promotions.  In the 2003 financial year, we continued to improve service delivery of various products.  For example, the mean time to install ISDN improved 51.6% to 15 days and the mean time to install corporate voice improved from 3 days to 0.4 days in the 2003 financial year.
Continue to reduce operating expenses and enhance capital investment efficiencies in our fixed-line business.
We will seek to increase operational and capital expenditure efficiencies to improve operating margins and increase cash flows in our fixed-line business.  We intend to continue to streamline and improve our business operations where advantageous through the following strategies.
 •
Continue to reduce headcount.  We will continue to reduce headcount by encouraging voluntary retrenchments, natural attrition and other employee optimization initiatives.  In the 2003 financial year, our fixed-line employees, excluding our Telkom Directory Services and Swiftnet subsidiaries, declined
10.4% to 35,361 and our number of fixed lines per fixed-line employee increased to 137 as of March
31, 2003.
 •
Continue to reduce operating expenses.  We will seek to continue implementing a strict cost management policy and further operating expense reduction initiatives.  In the 2003 financial year, we implemented a cost-saving program in our fixed-line business, which contributed to a 1.0% decrease in total fixed-line operating expenses, while materials and maintenance expenses declined 7.7% as we realized benefits from our network investment and saw fault rates and losses in respect of cable theft decrease.
 •
Invest in operational support systems.  We will continue to invest in operational support systems that permit integrated billing, workforce management and fault handling to improve customer service and enhance operational efficiencies.  During the 2003 financial year, we implemented a new data product system, Intercare, and integrated it with our billing system to improve costs and internal controls.

 •
Implement a focused and disciplined capital investment program.  We will continue to institute a disciplined business oriented capital investment program to ensure capital investments are tied to demand and are only deployed where returns can be achieved in excess of our cost of capital.  Our more stringent investment criteria for capital investment contributed in part to the 42.4% decline in fixed-line capital expenditure in the 2003 financial year.
Expand our integrated service offerings through the increased sale of existing data products and the development of new data and fixed-mobile products.
We have developed the following strategies to ensure that we are able to capitalize on the projected growth in the data and fixed-mobile businesses and develop additional long-term corporate customer relationships:
 •
Promote existing data products.  We intend to increase corporate and business penetration of data transmission products by increasing our focused selling and distribution efforts and leveraging our extensive corporate customer relationships and strong sales force to increase sales of managed data networking services, internet access services, internet protocol based communications services and related data center services, such as web hosting, server hosting, storage and security.  In the 2003 financial year, fixed-line data services revenue increased 15.2% to R4.5 billion.
 •
Develop new fixed-mobile products.  We intend to develop new business and residential bundled fixed-
mobile products, together with our 50% owned Vodacom joint venture, in preparation for increased competition and the emergence of new technologies.  Telkom and Vodacom recently entered into a commercial agreement relating to joint distribution and procurement initiatives, which they intend to implement in the 2004 financial year.  In addition, Vodacom and Telkom are testing fixed-mobile products, but no products are currently ready for launch.
Continue to invest in our fixed-line employees to foster a highly competitive corporate culture and to enhance skills retention.
We intend to continue to change our fixed-line corporate culture and increase productivity through the following strategies:
 •
Implement training and skills retention programs.  We intend to continue to leverage the experience of our strategic equity investors to improve and transfer skills to our employees.  In addition, we plan to improve retention of critical skills through employee retention programs such as the implementation of appropriate employee share ownership and option plans.  Telkom intends to submit an employee share ownership and option plan for approval at its annual general meeting scheduled for August 27, 2003.
 •
Continue to develop long-term relationships with our trade unions.  We intend to continue to develop long-term relationships with our trade unions through the development of mutually beneficial guidelines for managing our employees.  On November 27, 2002, we launched "The Agency" an alternative strategy to assist employees seeking alternative employment and avoid disruptions from job losses.
 •
Entrench a competitive culture.  We will seek to foster a competitive culture through the continued
roll-out of "The Competitive Mindset" program, our company-wide program aimed at educating our employees to better respond to future competition and creating an entrepreneurial culture.

Capitalize on the growing mobile communications market through Vodacom.
We intend to continue our participation in the South African mobile communications market through
Vodacom and will support its strategic objectives.  Vodacom's strategic objectives are to achieve sustainable growth in profits and cash flow, while maintaining its leading market position in South Africa and growing its operations in other select sub-Saharan African countries.  In order to achieve these objectives, Vodacom intends to pursue the following strategies:
 •
Achieve sustainable growth in profits and cash flows.  Vodacom will seek to sustain growth in profits and cash flows by growing customer numbers, while carefully managing its existing customer base, capital expenditures and operating expenses.  Vodacom will focus on maintaining low contract churn rates and retaining high value customers through focused handset upgrade and retention policies, while continuously monitoring customer acquisition costs.  In the developed South African contract market where acquisition costs for customers are higher, Vodacom reduced its churn rate from 18.7% in the year ended March 31, 2001 to 11.9% in the year ended March 31, 2003. The South African churn rate in the developing prepaid market however has increased from 24.8% in the year ended March 31, 2001 to 34.0% in the year ended March 31, 2003 due to the substantially different business model for the prepaid market, including lower acquisition costs.  Increased competition and the volatile nature of the prepaid customer base also contributed to increased churn.  The increase was partially offset by higher gross connections.
 •
Expand data and fixed-mobile products.  Vodacom intends to increase its revenue and profits by continuing to expand its range of offerings of value-added data and content services over its network, such as multimedia messaging services information and banking services and location based services through alliances with content service providers, while remaining focused on its core mobile business.
Vodacom will seek to develop and market in co-operation with us, new business and residential bundled fixed-mobile products.  Vodacom launched its "My Life" branded general packet radio services, or GPRS, product together with multimedia messaging services in October 2002.
 •
Increase revenue from Vodacom's other African operations.  Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations in sub-Saharan Africa, and by selectively acquiring additional mobile licenses or operators in other sub-Saharan African markets in the future, focusing primarily on countries that have stable economic and political conditions or good prospects for growth, market leadership and profitability.  In its other African operations, Vodacom seeks to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing.  Vodacom's revenue from other African operations increased
66.7% from R741 million in the year ended March 31, 2002 to R1,235 million in the year ended March
31, 2003.
Fixed-line Communications
Overview
Our fixed-line segment is our largest business segment and includes our fixed-line telephone, data, directory services and wireless data services businesses.  Our fixed-line services consist of:
 •
fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines, including ISDN and ADSL technologies, as well as the sale of value-added voice services and customer premises equipment;

 •
fixed-line traffic services to postpaid, prepaid and payphone customers, including local, long distance, fixed-to-mobile and international outgoing traffic services;
 •
interconnection services, including terminating traffic from South African mobile operators and terminating and transiting traffic from international operators;
 •
fixed-line data services, including data transmission services, such as leased lines, packet-based services, managed data networking services and internet access and related information technology services; and
 •
directory services, through our Telkom Directory Services subsidiary, and wireless data services, through our Swiftnet subsidiary.
Products and services
Subscriptions and connections
We provide postpaid, prepaid and private payphone customers with digital and analog fixed-line access services, including PSTN lines, ISDN lines, ADSL, which we launched in August 2002, and wireless access between a customer's premises and our fixed-line network.  Each PSTN line includes one access channel, each basic
ISDN line includes two access channels and each primary ISDN line includes 30 access channels.  Each ISDN line transmits signals at speeds of 64 kilobits per second per channel.  ADSL allows the provision of high speed connections over existing copper wires using digital compression.  ADSL transmits signals at speeds of 512 kilobits per second downstream and 256 kilobits per second upstream.  Subscriptions to ADSL are included in our data services revenue.  We expect growth in the provision of ISDN lines will increase our revenue as subscription fees for ISDN lines are higher than those for PSTN lines.
We were the first fixed-line operator in the world to provide prepaid service on a fixed-line network.  Our prepaid service offers customers an alternative to the conventional postpaid fixed-line telephone service.  All costs, including installation, telephone equipment, line rental and call charges, are paid in advance so that there are no monthly phone bills.  We target our prepaid service mainly at first time homephone customers who do not have a sufficient credit history and are located in areas where we can provide access to our network without significant additional investment.  Customers who have previously had their telephone service disconnected due to non-
payment are also encouraged to migrate to our prepaid service option in order to reduce future nonpayments while satisfying demand for our services.
We also offer subscriptions to value-added voice services.  We offer a broad range of value-added voice services on a subscription or usage basis, including call forwarding, call waiting, conference calling, voice-mail,
FreeCall, ShareCall, which permits callers and recipients to share call costs, speed dialing, enhanced fax services and calling card services for payphones.  These services complement our basic voice services and provide us with additional revenue while satisfying customer demand, enhancing our brand and increasing customer loyalty.
We provide payphone services throughout South Africa.  As of March 31, 2003, we operated approximately 162,400 public payphones and approximately 16,800 private payphones, of which approximately
43% were coin operated and combination payphones and the remainder were card operated payphones.  In July
2001, we launched a new community container payphone program, that places payphones in secure central locations in underserviced and outlying areas.  The payphone containers are managed by members of the communities in which they are located in order to reduce theft and vandalism.  As a result, we are able to provide telephone service to a number of areas identified in our public switched telecommunications services license as underserviced areas for which we had specific roll-out targets during our exclusivity period.

The following table sets forth information regarding our postpaid and prepaid lines and payphones as of the dates indicated, including our internal lines:

As of March 31,
2002/2001            2003/2002

2001
2002
2003
% change
% change

(in thousands, except percentages)
Postpaid PSTN1
...................................................
3,930                  3,554                  3,285                       (9.6)                     (7.6)
 Business...............................................................
1,627                  1,578                  1,494                        (3.0)                    (5.3)
 Residential ...........................................................
2,303                  1,976                   1,791                     (14.2)                     (9.4)
Prepaid PSTN1
....................................................
480                     708                      817                       47.5                      15.4
ISDN channels.....................................................
374                     467                      563                        24.9                     20.6
Payphone2
............................................................
178
195
179
9.6
(8.2)
Total fixed access lines3
......................................
4,962                  4,924                   4,844                         (0.8)                     (1.6)
__________________
1

Excluding ISDN channels.  PSTN lines are provided using copper cable, DECT and fiber, including ADSL technology.
2

Includes public and private payphones.
3

Total fixed access lines are comprised of PSTN lines, including ISDN channels, public and private payphones and internal lines in service.  Telkom had 134,972, 162,460 and 151,986 internal lines as of March 31, 2003, 2002 and 2001, respectively.  Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels.
In accordance with the installation performance targets in our public switched telecommunications service license, we were required to roll-out 2.7 million access lines and 120,000 payphones from May 1997 to May 2002.
We substantially met all of our line roll-out targets.  We elected not to roll-out lines in our last year of exclusivity where it was not economical to do so.  As a result, we missed our fixed-line roll-out target by 16,448 lines.
During the three years in the period ended March 31, 2003, our total fixed access lines were adversely impacted by customer migration to mobile services and disconnections due to customer non-payments, as well as lower connections primarily in the year ended March 31, 2003.  The decrease in postpaid PSTN lines was partially offset by an increase in postpaid ISDN channels and prepaid lines. The high level of disconnections due to customer non-payments occurred primarily in the 2002 and 2001 financial years and resulted largely from the fixed access lines we rolled out in impoverished areas in accordance with the targets contained in our license and the consequent non-payment by a number of these customers.  We instituted a number of measures aimed at reducing bad debts over the three years in the period ended March 31, 2003, including implementing a more rapid disconnection policy for non-payments, continuing and improving credit vetting and controls, instituting a better collection program, continuing to promote our prepaid fixed-line services and encouraging non-paying customers to migrate to prepaid services.
The following table shows information related to the number of our fixed access lines in service, net line growth and churn for the periods provided.  Churn is calculated by dividing the number of disconnections by the average number of fixed access lines in service during the period.

As of March 31,
2002/2001            2003/2002

2001
2002
2003
% change
% change

(in thousands, except percentages and churn)
Opening balance .................................................
5,493                   4,962                     4,924                       (9.7)                      (0.8)
Net line growth ...................................................
(531)                   (38)                         (80)
(92.8)
110.5
  Connections ......................................................
998                 1,037                          936                         3.9                        (9.7)
  Disconnections..................................................
(1,529)
(1,075)
(1,016)
(29.7)
(5.5)
Closing balance...................................................
4,962
4,924
4,844
(0.8)
(1.6)
Churn (%) ...........................................................
29.2                       21.7                       20.8                      (25.7)                      (4.1)

Connections include new line orders resulting primarily from changes in service and, to a lesser extent, new line roll-out.  Disconnections include both customer initiated disconnections and Telkom initiated disconnections.
Included in disconnections and churn are those customers who have terminated their service with Telkom and subsequently subscribed to a new service with Telkom as a result of relocation of premises or change of subscription to a different type of service.  The decrease in churn over the three years in the period ended March 31, 2003 is directly related to the lower level of disconnections, partially offset by the lower number of fixed access lines in service.
We also offer telecommunications equipment sales, such as telephones and private branch exchange systems, or PABX systems, related post-sales maintenance and service for residential and business customers in
South Africa.  The market in South Africa for such equipment and systems, commonly known as customer premises equipment, is characterized by high competition and low profit margins.  We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers.
Traffic
We offer local, long distance, fixed-to-mobile and international outgoing telephone services to business, residential and payphone customers throughout South Africa at tariffs that vary depending on the destination, distance and the length and time of day of call.  Local traffic services are for calls made to destinations less than
50km from origination.  Long distance traffic services are for calls made to national destinations greater than 50km from origination.  We provide international outgoing telephone services, including both voice and data traffic.  All international traffic to and from South Africa was legally required to be routed through our network until May 7,
2002.  We provide direct international dialing access to over 230 destinations.
The following table sets forth information regarding our fixed-line traffic, excluding interconnection traffic, for the periods indicated.  We calculate fixed-line traffic by dividing fixed-line traffic revenues for the particular category by the weighted average tariff for such category during the relevant period.

Year ended March 31,
2002/2001           2003/2002

2001
2002
2003
2
% change
 %
change
2

(millions of minutes, except percentages)

Local
1
....................................................................                     20,388                    20,252                   20,396                 (0.7)
0.7
Long distance........................................................                         4,938
4,895                     4,728                 (0.9)                     (3.4)
Fixed-to-mobile ....................................................                        4,319
4,390                     4,135                   1.6                      (5.8)
International outgoing...........................................
  357
375
   439
5.0
17.1
Total traffic .........................................................                      30,002
  29,912
    29,698
(0.3)
(0.7)
__________________
1
        Local traffic includes internet traffic.
2            In the 2003 financial year, we revised the calculation of the weighted average tariffs for certain prepaid calls and our
         ShareCall product.  Calculated on the same basis, local traffic would have been 20,538 and 20,387 millions of minutes, long-distance traffic would have been 4,747 and 4,900 millions of minutes, fixed-to-mobile traffic would have been 4,364 and 4,307 millions of minutes, international outgoing traffic would have been 374 and 356 millions of minutes and total traffic would have been 30,023 and 29,950 millions of minutes in the 2002 and 2001 financial years, respectively.
Traffic was adversely affected by a decrease in the number of fixed access lines in service during the three years in the period ended March 31, 2003 primarily as a result of customer migration to mobile services and disconnections due to customer non-payments as well as lower connections primarily in the year ended March 31,
2003.  In addition, traffic was adversely affected by the increasing substitution of calls placed using mobile services rather than our fixed-line services.

Long distance traffic was also adversely affected by increases in sales of our SmartAccess products in the financial year ended March 31, 2003, as well as the fact that fixed line long distance traffic tariffs were historically higher than the price of mobile calls, which are not distance dependent.  We have reduced our long-distance traffic tariffs to below mobile tariffs over the past five years as a result of our traffic rebalancing program and continue to educate the market on our tariffs.  The decrease in fixed-to-mobile traffic in the year ended March 31, 2003 was primarily due to an increase in the number of mobile subscribers, resulting in increased mobile-to-mobile traffic and less fixed-to-mobile traffic and an effective 15.5% increase in tariffs in November 2001 and an effective 5.5%
increase in tariffs in January 2003.  The increase in fixed-to-mobile traffic in the year ended March 31, 2002 was primarily due to an increased number of mobile users and an increase in the number of calls.  International outgoing traffic increased in both the 2003 and 2002 financial years primarily due to lower effective tariffs and increased marketing efforts.
Interconnection services
We provide interconnection services to the three mobile operators, Vodacom, MTN and Cell C, and other entities that lawfully provide licensed telecommunications services in South Africa consisting of call termination and call transit, as well as access, through our network, to other services, including FreeCall 080, ShareCall 0860 and HomeFree, emergency services and directory enquiry services.  We will also be required to provide interconnection services to the second national operator and to other licensees.
We also provide interconnection services to international operators in respect of incoming international calls and transiting traffic through South Africa to other countries.  We are seeking to establish ourselves as the principal international telecommunications hub for Africa through our investments in undersea cables and our network and our arrangements with other fixed-line operators in Africa in order to continue to increase international transiting traffic revenue.
The following table sets forth information regarding interconnection traffic terminating on or transiting through our network for the periods indicated.  We calculate interconnection traffic, other than international outgoing mobile traffic and international interconnection traffic, by dividing interconnection revenue for the particular category by the weighted average tariff for such category during the relevant period.  Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the actual traffic registered through the respective exchanges and reflected in international interconnection invoices.

Year ended March 31,
2002/2001           2003/2002

2001
2002
2003
% change
% change

(millions of minutes, except percentages)
Domestic mobile interconnection traffic...............                           2,051
2,008                  2,099                       (2.1)                    4.5
International interconnection traffic......................
862
1,053
1,071
22.2
1.7
Total.....................................................................                          2,913
3,061
3,170
5.1
3.6

The increase in domestic mobile interconnection traffic in the  year ended March 31, 2003 was primarily due to an overall increase in mobile calls as a result of growth in the mobile market and the introduction of per second billing by mobile operators, partially offset by increased mobile-to-mobile calls bypassing our network.  The decrease in domestic mobile interconnection traffic in the  year ended March 31, 2002 was primarily due to decreased mobile-to-fixed terminating traffic as a result of increased mobile-to-mobile calls bypassing our network.
International interconnection traffic consists of international termination traffic and international transiting traffic.  International interconnection traffic increased in the  year ended March 31, 2003 primarily due to increases in international termination traffic, partially offset by decreased international transiting traffic due to aggressive competition from other international carriers.  The increase in international interconnection traffic in the  year ended
March 31, 2002 was due to increased international transiting traffic, and to a lesser extent, increased international termination traffic.

Data communications services
We offer a wide range of national and international data communications services, including:
 •
data transmission services, such as leased lines and packet-based services;
 •
managed data networking services; and
 •
internet access and related information technology services.
Data Transmission Services
Data transmission services provide the connection of information technology applications over wide area networks.  These services include leased lines and packet-based services.  We have a growing portfolio of data transmission products tailored to different customer needs from high bandwidth mission critical applications to low bandwidth applications.  We also offer our customers tailor-made cost effective customer specific solutions.
Leased lines.  We are presently the sole provider of national and international leased lines in South Africa.
Leased lines are fixed connections between locations, which are secure and exclusive to the user, and are mainly used for high volume data or multimedia transmission.  Leased lines are our principal data transmission service and include Diginet, Diginet Plus and Megaline services.  We also provide leased lines to broadcasters for audio and video services.  Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the leased line.  In recent years, leased line charges have increased slightly due to capital cost increases.  However, we expect that competition will result in lower leased line prices in the future.
The following table sets forth the bandwidth capacity of our Diginet, Diginet Plus, Megaline and broadcasting data transmission services:
Leased Line
Bandwidth
Diginet
9.6 Kbit/s to 64 Kbit/s
Diginet Plus
128 Kbit/s to 2 Mbit/s
Megaline
2 Mbit/s to 155 Mbit/s
Broadcasting
Audio
64 Kbit/s
Video
34 Mbit/s

Packet-based services.  Packet-based services are based on a statistical multiplexing technique that allows customers to share bandwidth more cost effectively based on a virtual private network concept.  Our packet-based services include packet-switched services, frame relay services, asynchronous transfer mode based services and internet protocol based services.
Our packet-switched service is Saponet-P, which allows data communications for a range of applications, such as database searches, electronic funds transfers and e-mail.  We use the X.25 protocol, which is a worldwide standard for transmitting data using packet-switched networks.  Packet-switched services are based on a mature technology and account for a significant but declining amount of our data transmission service revenue.  Although traffic has grown in recent years, we expect that customers currently using packet-switched services will increasingly migrate to frame relay based services and, in the future, asynchronous transfer mode based services and internet protocol services.
Our frame relay service is a high speed open protocol that is more efficient than X.25 packet-switching and is well suited for data intensive applications, such as connecting local area networks.  Instead of leasing high capacity lines in order to accommodate occasional or intermittent high data volumes, customers using frame relay pay for capacity sufficient to satisfy their average requirements.  Frame relay based services account for a growing percentage of our data transmission service revenue.  This is due primarily to the significant increase in the amount of internet and corporate local access network traffic carried on our frame relay networks and the growing number of applications that require the speed and flexibility of more advanced technologies.

Our asynchronous transfer mode based services include ATM Express, which we launched in 2002, and
Megaline Plus.  ATM Express provides digital transmission services for wide area networks at speeds from 2 megabits per second up to 155 megabits per second.  ATM Express provides a medium for companies to transmit high volumes of virtually error-free information at high speeds over their wide area network with high quality and reliable connections.  Voice, video and data applications can be supported simultaneously over a connection.
Megaline Plus is a broadband service providing for the carrying of voice and video at a constant bit rate across our asynchronous transfer mode network.  ATM Express and Megaline Plus serve as an integral component of our integrated virtual private network service offering that allows for the convergence of voice, data, video, e-commerce and web services across a single access medium over our network.  We expect our asynchronous transfer mode based service revenue to grow as a result of customers' growing demand for bandwidth, flexibility and reliability.
Our primary internet protocol data transmission products include VIPLink, an internet protocol wide-area-
network, and VIPDial, a telecommuting product.  We have invested in an internet protocol and voice-over internet protocol network and launched a regional clearinghouse to serve as a hub for voice traffic on the African continent.
We intend to launch additional internet protocol data transmission products in the future.
Managed data networking services
Our managed data networking services combine our data transmission services discussed above with active network management provided by us.  We offer a wide range of integrated and customized networking services, including planning, installation, management and maintenance of corporate wide data, voice and video communications networks, as well as other value-added services, such as capacity, configuration and software version management on customers' networks.  To market our service commitment, we offer guaranteed service level agreements on a wide range of our products, which guarantee availability, or uptime, of the network, through the use of our national network operations center.
Our managed data networking services include our customer network care service, which facilitates the network management of all our data transmission services using the leased lines or packet-based services discussed above, and our Spacestream and IVSat products, which are satellite based products.  Spacestream is our high quality, flexible satellite networking service that supports data, voice, fax, video and multimedia applications.  IVSat connects computers, systems and users internationally and enables the transfer of large volumes of data and information between locations anywhere in Africa.
Managed data networking services are billed on a monthly basis and vary by customer depending on the particular services provided and the number of network sites under management.  The following table sets forth information regarding the number of managed network sites for each of our managed data networking services as of the dates indicated.

As of March 31,
2002/2001           2003/2002

2001
2002
2003
% change
% change

(number of sites, except percentages)
Terrestrial based....................................................                         1,329                    2,139                    3,511                    60.9                      64.1
Satellite-based.......................................................
3,305
3,545
4,218
7.3
19.0
Total managed network sites .............................                       4,634
5,684
7,729
22.7
36.0

Internet access services and other related information technology services
Internet access services.  We are one of the leading internet access providers in South Africa in the wholesale internet access provision market and are focused on growing our position in the retail internet access market.  We also package our TelkomInternet product with ADSL and ISDN services.
Our South African internet exchange, or SAIX, is South Africa's largest internet access provider offering dedicated and dial-up internet connectivity and private label internet service provider services to corporate customers and internet service provider companies.  These services include e-mail, web page hosting,

administration, technical support, virus protection and domain name registration.  SAIX has offered fixed-line network internet access through dial up service since 1997.  SAIX derives revenue for its access services primarily from fees paid by customers for its dial up services.
We launched TelkomInternet in January 2000.  TelkomInternet provides dial up internet access service for residential and small businesses.  TelkomInternet derives revenue primarily from fees paid by customers for its dial up services.
The following table sets forth information regarding our wholesale and retail internet services and customers as of the dates indicated.

As of March 31,
2002/2001            2003/2002

2001
2002
2003
% change
% change
Wholesale

Internet leased lines ..............................................                               643        778                   1,156                         21.0                      48.6
Internet leased lines  equivalent 64kb/s ..............
2,105                 2,876                    4,635                        36.6                      61.2
Dial-up ports .........................................................                            6,476
8,557                   12,411                       32.1                      45.0
Retail

Internet customers.................................................                           37,122               48,995                 98,690                      32.0                      101.4

Our wholesale internet services are billed on a bandwidth basis while our retail internet services are billed on a monthly subscription basis.  We also generate fixed-line traffic revenue from internet traffic routed over our fixed-line network.
Information technology and related services.  We have recently expanded our data offering to selected information technology services, including local area network services, data center hosting services, managed infrastructure hosting, web application hosting, security services, disaster recovery and storage services and application service provider hosting.  Our local area network services include structured cabling, local area network management services, local area network equipment supply and shared local area network applications.  Our security services include firewalls, intrusion detection, certificate authority and virus protection.
We also offer e-commerce products and services, including electronic data interchange, hosted procurement market place, payment gateways, electronic storefronts, electronic bill presentment and electronic protocol translation services.  CyberTrade, our web based e-commerce service provider, provides users with a secure platform to perform online banking and stock market trading, to buy and sell goods and products from electronic merchants and to access critical information.
Directory and other services
Directory services.  We own 64.9% of Telkom Directory Services, the largest directory publisher in South
Africa providing white and yellow pages directory services and electronic white pages.  Telkom Directory Services also provides electronic yellow pages and value added content through full color advertisements.  Telkom Directory
Services has improved the accessibility and distribution of the directories through door-to-door delivery and electronic media.  We also provide national telephone inquiries and directory services.
Wireless data application services.  We own 100% of Swiftnet, which operates under the name Fastnet
Wireless Service.  Fastnet is a wireless network providing asynchronous wireless access on our X.25 network,
Saponet-P, to its customer base.  Services include retail credit card and check point of sale terminal verification, telemetry, security and vehicle tracking.

Fees and tariffs
Tariff rebalancing
We have made significant progress since 1997 in rebalancing tariffs in our fixed-line segment in order to reduce the need for future tariff adjustments in the face of competition. Our tariff rebalancing program has resulted in a decrease in the ratio of tariffs for long distance calls to all destinations over 200 km compared to tariffs for local calls from 13.2:1 as of March 31, 1997 to 2.7:1 as of March 31, 2002. The weighted average effective price per minute to all international destinations decreased approximately 44% from January 1, 1998 to March 31, 2002. We have completed our tariff rebalancing program and on January 1, 2003, we increased our long distance tariffs by 12.5% based on the increase in the consumer price index for the twelve months ended September 30, 2002 and increased the average tariff to all international destinations by approximately 5.0%. The following table shows our long distance to local call ratio for the periods indicated.

As of March 31,

1997
1998
1999
2000
2001
2002
2003
Long distance to local call ratio ....................                           13.2
9.2
7.7
6.9                   5.8                  2.7                 2.7

The Telecommunications Act, 103 of 1996, and regulations made under the Act impose a price cap formula on a basket of specified services that we previously had the exclusive right to provide, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our Diginet product; and our Megaline product. Approximately 80% of Telkom's operating revenue in the year ended March 31, 2003 was included in this basket. Prices on these services are filed with ICASA for approval. Revenue from services in the basket may not be used to subsidize other products and services outside the basket. Currently, the overall tariffs for all services in the basket may not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index and measured using revenue for the services in the basket at constant volumes for the prior year. In addition, prior to January 1, 2003, the price of any individual product or service included in the basket could not be increased by more than 20% above inflation in South Africa in any year. Effective January 1, 2003, the price of any individual product or service included in the basket may not be increased by more than 5% above inflation in South Africa in any year.
In December 2002, as a result of an out of court settlement related to our tariff increase in the prior year,
ICASA approved our tariff filing providing for a 9.5% increase in the overall tariffs for all services in the basket effective January 1, 2003, based on the increase in the consumer price index for the twelve months ended September 30, 2002 of 12.5%. Statistics South Africa Limited recently revised the calculation of the consumer price index for the twelve months ended September 30, 2002 downward to 11.2%, which could affect our tariffs and operating expenses. Inflation was 5.7% in the year ended December 31, 2001. ICASA has indicated its intention to conduct a review of the price control regime, however, a process and timetable for the review has not been announced. See Item 3. "Key Information--Risk Factors--Risks Related to Regulatory and Legal Matters--Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit" and "--Regulation and License Requirements" below.
Subscription and connection tariffs
We offer a number of products and programs that provide customers with volume and term benefits in order to attract customers, such as our InfinitCall plan, previously known as the R7 call plan, which allows customers to make calls of unlimited duration anywhere in South Africa for R7.87 per call, including VAT, during weeknights and weekends. We also provide reduced installation charges to most packaged services and provide discounts to other customer specific solutions. In order to attract high volume corporate and business customers we offer PrimeNet, which provides volume discounts for intracompany traffic between different company premises, and rate stability programs on certain data products that fix rates at the lower of the prevailing rates or the rate at the time of the contract. We also offer term discounts on our ISDN primary service.

The following tables show our subscriptions and connections tariffs as of January 1, 2003 and January 1,
2002.

As of January 1, 2003

PSTN
Postpaid
PSTN
Prepaid

ISDN basic

ISDN primary

(ZAR, including value-added tax)
Business

Installation .......................................................                          268.98
n/a                   377.19                 20,314.80
Monthly rental .................................................
101.23                              n/a
201.78
3,036.96
Residential

Installation .......................................................
268.98                        155.27                 377.19
n/a
Monthly rental .................................................
76.20                        47.23
171.50                             n/a

As of January 1, 2002

PSTN
Postpaid
PSTN
Prepaid

ISDN basic

ISDN primary

(ZAR, including value-added tax)
Business

Installation .......................................................                             239.00
n/a                    377.19                    20,314.80
Monthly rental .................................................
89.97                                n/a
186.77
2,698.92
Residential

Installation .......................................................
239.00                          138.00               377.19
n/a
Monthly rental .................................................
67.72                           41.98
158.75                             n/a

Traffic tariffs
Local, long distance and fixed-to-mobile
When setting local and long distance call pricing, a number of variables are considered in order to generate an optimal level of revenue and to balance demand and affordability within our price cap limitations.  These include the duration of the call, the distance between the points of origin and destination, and the time of day and day of the week the call is made.
For calls from our fixed-line customers to mobile users, we bill our customer the standard retail tariff, retain a fixed portion of the retail tariff and pay the remainder of the tariff to the mobile operator.

The following table sets forth our postpaid and prepaid traffic tariffs as of January 1, 2003 and January 1,
2002.

As of January 1, 2003
As of January 1, 2002

Peak
 rates
1

Off peak
 rates
2

Peak
 rates
1

Off peak
 rates
2

(ZAR, including value-added tax)
Postpaid services (residential and business)

Local minimum call charge (050km) for first unit
3
.............................
0.55                   0.55                      0.49                      0.49

Local call rate per minute (050km) after first unit
3
..............................
0.37                    0.14                      0.33                    0.12

Long distance minimum call charge (>50km) for first unit
4
..................
0.99                    0.99                      0.88                     0.88
Long distance call rate per minute (>50km) after first unit
4
..................
0.99                     0.50                    0.88                       0.44
Fixed-to-mobile call rate per minute (Vodacom and MTN)
5
.................
1.88                     1.11                     1.78                      1.06
Fixed-to-mobile call rate per minute (Cell C)........................................
1.88                     1.11                     1.62                      1.06

Prepaid services (residential only)

Local minimum call charge (050km) for first unit
6
.............................
0.55                      0.55                   0.49                      0.49

Local call rate per minute (050km) after first unit
6
..............................
0.42                      0.16                   0.38                       0.14

Long distance minimum call charge (>50km) for first unit
7
..................
0.99                       0.99                  0.88                        0.88
Long distance call rate per minute (>50km) after first unit
7
..................
1.17                       0.59                   1.04                      0.52
Fixed-to-mobile call rate per minute (Vodacom and MTN)
5
.................
1.88                        1.11                  1.78                       1.06
Fixed-to-mobile call rate per minute (Cell C)........................................
1.88                        1.11                  1.62                       1.06

__________________
1
      Monday to Friday 7 a.m. to 7 p.m. for local and long distance calls.  Monday to Friday 7 a.m. to 8 p.m. for fixed-to-mobile calls.
2
      Monday to Thursday 7 p.m. to 7 a.m. the next morning and Friday 7 p.m. to Monday 7 a.m. for local and long distance calls.
Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m. for fixed-to-mobile calls.
3
      The first unit for peak calls is 89 seconds and for off peak calls is 238 seconds.
4
      The first unit for peak calls is 60 seconds and for off peak calls is 120 seconds.
5
      The peak fixed-to-mobile call rate per minute for MTN was reduced to R1.84 as of February 1, 2003.
6
      The first unit for peak calls is 78 seconds and for off peak calls is 207 seconds.
7
      The first unit for peak calls is 51 seconds and for off peak calls is 101 seconds.
International outgoing
Our outgoing international call tariffs and payments are based on settlement rates negotiated with other international carriers on a bilateral basis.  The following table sets forth our international outgoing traffic tariffs per minute as of January 1, 2003 and January 1, 2002 for residential and business customers to the ten most frequently called countries.

As of January 1, 2003
As of January 1, 2002

Peak
rates
1

Off peak
rates
2

Peak
rates
1

Off peak
rates
2

(ZAR, including value-added tax)
United Kingdom ....................................................................................
3.35                     3.01                        3.41                      3.07

Zimbabwe ..............................................................................................
1.58                     1.24                        1.58                       1.24

United States..........................................................................................
3.57                     3.24                        3.64                       3.29

Namibia .................................................................................................
1.58                     1.24                        1.58                       1.24

Botswana ...............................................................................................
1.58                      1.24                      1.58                        1.24

Mozambique ..........................................................................................
2.72                     2.38                       2.72                        2.38

Germany ................................................................................................
2.79
2.56                     2.84                   2.61
Swaziland ..............................................................................................
1.58
1.24                     1.58                   1.24
Australia ................................................................................................
3.22
2.90                     3.28                   2.95
Lesotho ..................................................................................................
1.58
1.24                     1.58                   1.24
__________________
1

Monday to Friday 8 a.m. to 8 p.m.
2

Monday to Thursday 8 p.m. to 8 a.m. the next morning and Friday 8 p.m. to Monday 8 a.m.
Interconnection tariffs
Interconnection termination rates for mobile operators are distance independent and are based on aggregated measurements of traffic crossing the points of interconnection measured on a per-second basis.  For national calls from mobile users to fixed-line customers, the mobile operator pays us a termination fee.  The risk of uncollectibles is carried by the originating operator.  For incoming international calls destined for mobile users, we pay the mobile operator a termination rate which is the same as the rate we pay for fixed-to-mobile calls and for outgoing international calls originating from mobile users, the mobile operators pay to us our standard retail rate for international calls, less a discount.
Our current interconnection tariffs are set out in interconnection agreements negotiated and agreed by us and the other operators.  ICASA is entitled to issue, and has issued, regulations relating to interconnection between
South African licensed operators.  The following table sets forth our fixed-to-mobile retail interconnection tariffs, including our termination rates paid to mobile operators and our retention rates, and our mobile-to-fixed retail interconnection tariffs as of January 1, 2003 and January 1, 2002.  Fixed-to-mobile tariffs are billed for the first 60 seconds and 30 second increments thereafter.  Termination rates paid to mobile operators are paid on a per second basis.

As of January 1, 2003
As of January 1, 2002

Peak
rates
1

Off peak
rates
2

Peak
rates
1

Off peak
rates
2

(ZAR, including value-added tax)
Fixed-to-mobile retail rate (Vodacom and MTN) .............................
1.88                       1.11                        1.78                      1.06
Termination rate paid to mobile operators .............................................
1.46                        0.86                       1.40                      0.83
Retention rate.........................................................................................
0.42                         0.25                      0.38                       0.23
Fixed-to-mobile retail rate (Cell C) ....................................................
1.88                         1.11                      1.62                       1.06
Termination rate paid to mobile operator...............................................
1.46                         0.86                      1.24                       0.83
Retention rate.........................................................................................
0.42                          0.25                     0.38                       0.23
Mobile-to-fixed retail rate (Vodacom, MTN and Cell C)

Termination rate paid to Telkom ...........................................................
0.27                          0.14                     0.24                       0.11
__________________
1

Monday to Friday 7 a.m. to  8 p.m.
2

Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m..
Telkom's peak period fixed-to-mobile retail rate is scheduled to be reduced to R1.82 per minute, inclusive of value-added tax, for calls to Vodacom and MTN customers effective July 2003 and for calls to Cell C customers effective August 2003.  The peak period termination rate payable by Telkom to the mobile operators will be reduced to R1.40 per minute, inclusive of value-added tax.

Data tariffs
We charge monthly fees for leased lines, which vary based on bandwidth and distance, and monthly service charges for ADSL, which are not distance dependent.  The following table sets forth the monthly tariffs for our data leased lines using 20 km distances and ADSL service as of the dates indicated.  Subscription to ADSL service also requires the subscription to a PSTN postpaid line.

As of January 1,

2001
2002
2003

(ZAR, including value-added tax)
ADSL connection charges

Residential.........................................................
n/a                        n/a                  404
Business ............................................................
n/a                         n/a                  404
ADSL service charges

Residential.........................................................
n/a                         n/a                 680
Business ............................................................
n/a                          n/a                800
Diginet .....................................................................
1,830
1,919             2,066
Diginet Plus .............................................................
6,384
5,943              6,286
Megalines

2 Mbit/s .............................................................
16,781                    15,333            16,188
34 Mbit/s ...........................................................
143,281                  129,675           136,800
140 Mbit/s .........................................................
482,710                   437,304           461,244

Managed data networking services are billed on a monthly basis and vary by customer depending on the particular services provided and the number of network sites under management.
Sales and marketing
We group our fixed-line customer base into the following three categories in order to more effectively target and service our customers:
 •
business customers;
 •
residential customers; and
 •
payphone customers.
Business customers
Business customers are comprised of global and corporate customers, business customers, government customers and wholesale customers.  We have separate sales and marketing departments geared to each of the sub-
categories within our business customer category.  Our business customer category accounted for approximately
71% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2003 and approximately 41% of our total fixed access lines as of March 31, 2003.
Global and corporate
Global and corporate customers comprise 225 of South Africa's largest financial, retail, manufacturing and mining companies with domestic and international operations.  We have increased our sales and marketing efforts aimed at our large global and corporate customers in order to continue to improve customer loyalty.  We offer tailored packaged solutions and seek to enter into long-term relationships with our global and corporate customers in order to maintain our leadership position in this customer market.  We market and sell our products and services to these customers primarily through corporate account managers.
Business and government
Business and government customers comprise approximately 550,000 large, medium and small business and governmental accounts.  Government customers, excluding Government owned parastatal companies, accounted for approximately 7% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2003 and approximately 3% of our total fixed access lines as of March 21, 2003.  We separately target the top 500 business customers within this category.  We also offer tailored packaged solutions and seek to enter into long term relationships with our medium and small business customers in this category.  In addition, we established a customer relation unit to focus on retaining business customers.  We market and sell our products and services to these customers primarily through customer account managers and representatives, the Telkom Business
Call Center and customer service branches.  As of March 31, 2003, we had over 140 customer service branches located throughout South Africa to assist our business customers in finding the products and end user equipment that best fits their needs.  We have seen increased demand for value added products by our business segment in the year ended March 31, 2003 , such as Teleconferencing, SmartAccess and Intelligent Call Forwarding.
Wholesale
Wholesale customers comprise mobile operators, domestic licensed network operators, international operators and value-added network service providers.  We expect wholesale revenue from domestic operators to increase with the entrance of the second national operator and the further liberalization of the South Africa telecommunications industry.  Products sold to wholesale customers primarily include mobile voice termination services, international voice termination services, leased line data services and international transiting services.  We also provide internet protocol services to other internet service providers.  We are currently focusing on developing wholesale products that cater to the needs of a more liberalized fixed-line market in South Africa.  Our marketing and sales strategy for the wholesale services market is to be the carrier of choice for other operators.  We have invested a substantial amount into our state-of-the-art network both in South Africa and in our international undersea cables.  We intend to compete in this market by offering destination specific wholesale based prices targeted to this customer market.  We intend to focus on expanding our relationships with international operators and further increasing the penetration of our transiting services to international operators, including other African operators, for traffic into and out of Africa.
Residential customers
Residential customers comprise both prepaid and postpaid residential customers using PSTN, ISDN and
ADSL services.  Residential customers accounted for approximately 25% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2003 and approximately 55% of our total fixed access lines as of March 31, 2003.  Prepaid residential customers accounted for approximately 31% of our residential customers as of March 31, 2003.
We are seeking to compete in the residential market by offering communications packages focused on improving convenience and security to enhance consumers' lifestyles, while at the same time increasing revenue per customer.  We intend to continue to introduce calling plans that target high use customers and are designed to increase consumers' value for money.  We conduct extensive advertising campaigns aimed at educating residential customers about our tariffs and price advantages.  We market and sell our residential products through our customer call center, customer service branches, mobile vans, Vodacom's customer service branches, kiosks, the South
African Post Office, independent distributors and vendors and through telemarketing.  We are focused on increasing the penetration of our ISDN and ADSL services to retail customers through targeted direct advertising to high internet usage subscribers.

Payphone customers
Payphones comprise our public and private payphone units.  Payphones accounted for approximately 4% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2003 and approximately 4% of our total fixed access lines as of March 31, 2003.
In order to increase sales in our payphone services business, we seek to provide easy access to our services through the effective placement of our phones and phonecard outlets in high traffic areas.  Our key focus area is the premier market, which includes garages, prisons and malls.  In furtherance of this goal, we target and enter into nationwide contracts with multi location telephone providers to ensure wider distribution of our payphones.  We market and sell our payphone products through our sales managers and representatives and sales call centers.  In order to improve efficiencies in public services and telephony, Telkom implemented a quality management system in compliance with SABS ISO9001:2000 standards, which was certified by the South African Bureau of Standards earlier this year.
Customer care and service
Customer care is one of our top priorities.  We offer a number of customer care initiatives tailored to our different customer segments.  We allocate service managers to each of our global and corporate customers, who are responsible for ensuring that all new installations and repairs are performed in a satisfactory and timely manner.  In addition, we have established a corporate customer call center in Cape Town for our global and corporate customers, capable of making minor infrastructure changes from a single location.  We also offer service level agreements on a number of our existing data communications products where technology allows us to do so and our goal is to introduce service level agreements on all new data communications products in the future.  We confer VIP status on each of our global and corporate customers and other selected customers that allows them direct access to key people within our organization to ensure quick resolution of any problems they may have regarding our products and services.
We initiated an ambassador program in 2000 for our medium and small business customers.  Under this program, participating managers each adopt a few business customers and act as a single point of contact for those customers in the event of any problems with our products and services.  In addition, our Telkom Business Center provides customer support for our medium and small business customers.  We also offer service level agreements for our data communications products to our medium and small business customers.
We offer a broad range of internet based customer care tools.  We operate, for example, an e-mail service center where our customers can contact and receive responses from our customer service representatives by e-mail.
We also provide a website with answers to frequently asked questions, service bulletin boards and tools to change passwords and other personal data on line.
Network
Network quality
The improvements in customer service that we have made have been facilitated by our investments in our national network operations center and our new data center.  These investments have increased our ability to identify and anticipate future customer needs more rapidly and to provide the appropriate solutions and services.  We also have six installation and fault management centers to address faults, installation and service appointment scheduling.

The following table sets forth information regarding improvements in our installation and repair times and service quality during the periods indicated.

Year ended March 31,

2001
2002
2003
Installation

Mean time to install residential voice (days)..............................................                                          18
8
9
Mean time to install business voice (days).................................................                                           11
5
2
Mean time to install corporate voice (days) ...............................................                                           5
3
   0.4
Mean time to install ISDN (days) ..............................................................                                           59
 31                             15
Mean time to install 2Mb data (days).........................................................
       53                       35                             26
Mean time to install subrates data (days) ...................................................
28                      23                             20

Repair

Mean time to repair business voice (hours)................................................
        23                       16                            13
Mean time to repair corporate voice (hours) ..............................................                                          15                        14                              7

Mean time to repair 2Mb leased lines (hours)............................................                                              3
  3
  3
Mean time to repair subrate leased lines (hours)........................................
6                           6                             4

Service measures

Number of residential faults per 1,000 lines ..............................................
      518                      528                           482
Number of business faults per 1,000 lines..................................................
      279                      265                           242
Number of faults per 1,000 subrates ..........................................................                                     1,053                      919                           847
Number of faults per 1,000 2Mb................................................................                                         718                     925                           669

Percentage of coin payphones available (percentage) ................................                                           94
95
 96
Percentage of card payphones available (percentage) ................................
       98                      98                             98

Overall, we have significantly improved installation and repair times and service quality, however, our fault rates have been adversely affected by theft and vandalism primarily in the year ended March 31, 2002.  We have introduced a number of efforts to curb theft and vandalism, including the introduction of alarms, security patrols and other technologies.  We have implemented a number of additional measures to combat theft in the year ended March
31, 2003, including the concrete encasing of copper cable routes, installation of security manhole lids, burying cables and overhead optic fiber and upgrading copper routes with technology less prone to theft.  As a result of our efforts, our service measures have improved in the year ended March 31, 2003.
Infrastructure and technology
In 1997, we embarked on an extensive five year capital investment program in our fixed-line business.  Our total fixed-line investment for the five years ended March 31, 2002 was R41.7 billion ($5.3 billion), of which R27.9 billion ($3.5 billion) was for network modernization and line roll out in order to comply with our license obligations and prepare for competition.  Our five-year line roll-out program in our fixed-line business is largely complete.  We spent approximately R4.0 billion ($506 million) on fixed-line capital expenditure in the year ended March 31, 2003.
As of March 31, 2003, we had 4.8 million telephone access lines in service.  As a result of the line roll-out targets contained in our license, customer migration to mobile services and disconnections due to customer non-
payments, as well as lower connections primarily in the year ended March 31, 2003, we have excess capacity on our fixed-line network.  We plan to use this capacity where possible to expand our prepaid services.  Our strategy is to increase the number of access lines on our network by selectively expanding our network in economically viable areas where projected revenue exceeds the cost of construction.

The following table sets forth information related to the digitalization and upgrade of our network at the dates indicated.

As of March 31,

1998
1999
2000
2001
2002
2003
Digitalization (percentage of lines)..................................                         82.0              92.5                99.0             99.6                99.8               99.8
ATM switches..................................................................                            -                   45                 116              129                  195               197
Digital exchange units .....................................................
3,019              3,512              3,697           3,894               4,083            4,292

National network operations center
In 2000, we opened a state-of-the-art national network operations center, capable of monitoring our core network and coordinating and dispatching core network repair personnel from one control point based at Techno
Park in Centurion, Pretoria.  Our national network operations center enables us to be more proactive in anticipating, localizing and isolating problems, such as congestion and cable breaks, so that they can be corrected promptly.  It has a 120 meter wide video wall providing an up to the minute, real time visual summary of the status of our entire network.  Our national network operations center includes an emergency restoration and control center that manages all network failure restorations.  Network service management specialists are able to obtain up to the minute information from this center in order to proactively update global and corporate customers who have services affected by any major network failure, including voice and data network services.
Switching network
An important part of our fixed-line network modernization program has been switch digitalization.  As of
March 31, 2003, 99.8% of our telephone access lines were connected to digital exchanges.  Switch digitalization has made our network more efficient and has enabled us to offer value-added voice and data services, including caller line identification, electronic call answering and innovative billing systems.  We have converted our switching network infrastructure from a four-tier architecture that historically was based on analog switching technology to a two-tier structure based on large capacity digital switches.  The upper, or primary, tier is used for the transmission of long distance and international traffic and the lower, or secondary, tier is used for the transmission of local traffic.
The primary tier consists of eight switching centers and two international switching centers.  Each of the switching centers includes two switches for redundancy purposes and in order to handle larger volumes during peak times.  Each of the primary switching centers is interconnected by at least two self healing diverse routes.
Interconnection between our network and the networks of the three South African mobile operators takes place at primary level switches in the main centers.  Two international telephone switching centers serve as the international gateways.  Secondary switching centers are connected to the primary switching centers by at least two self-healing diverse routes.  Each secondary switching center includes one switch with internal redundancy mechanisms.
Transmission network
A priority of our investment program has been to make our fixed-line network more resilient.  We have enhanced our fixed-line network's resiliency through the deployment of synchronous digital hierarchy managed self healing optical fiber rings.  As a result of our efforts, the overall number of fault reports per 1,000 subrates has decreased 19.6% in the past three years from 1,053 as of March 31, 2001 to 847 as of March 31, 2003.  The number of fault reports per 1,000 business lines has decreased 13.3% in the past three years from 279 in the year ended
March 31, 2001 to 242 in the year ended March 31, 2003.
Our national transmission network comprises a synchronous digital hierarchical network.  Both the primary and the secondary tier consist of interlocking self healing rings, which provide a dual path to each connection point.
The primary tier consists of eight rings, while the secondary tier consists of 420 rings.  The synchronous digital hierarchy network, with its network management capability, provides for faster provision and modification of service, improved grade of service and lower maintenance costs.  Telkom is investing in additional capacity to meet requirements for growth in data traffic and leased lines.
Access network
The majority of private branch exchanges are connected via regular copper or special screened copper cable.  Fiber in the loop has been deployed in the form of optical fiber distributed concentrators and digital line concentrators.  Telkom is deploying additional access network infrastructure to enable the provisioning of ISDN and
ADSL services on demand.  In addition, Telkom is focusing on the rehabilitation of its existing access network infrastructure to improve the reliability of its network.
Asynchronous transfer mode network
We have rolled out an asynchronous transfer mode network to deliver broadband services to global and corporate customers.  We plan on migrating all of our data networks onto our asynchronous transfer mode network.
As of March 31, 2003, we had 197 switches in our asynchronous transfer mode network.  The present available bandwidth between the core switches on our asynchronous transfer mode network is 76 STM-1s or 11.78 Gbit/s, while the available bandwidth between the core switches and the services access switches is 420 STM-1s or 65.1
Gbit/s.  Access to our asynchronous transfer mode network is primarily provided via copper wire.
Public broadband internet protocol network
Our public broadband internet protocol network comprises a three tier hierarchical network consisting of eight core sites, 17 edge sites and 58 access locations, including over 18,500 modems with an estimated dial up base of greater than 370,000 customers, including Telkom and other internet service providers.  Our internet protocol network is powered by Cisco equipment.
We introduced ADSL as a new access technology in August 2002 for our internet protocol network. The
ADSL rollout has been designed to provide maximum coverage in terms of prospective ADSL customers.   Our
ADSL footprint consisted of 196 digital subscriber line access multiplexers, serving 2,669 customers as of March
31, 2003.  This network is managed from our national network  operations center.
Voice over internet protocol network
Our voice over internet protocol network terminates calls of international voice carriers into our fixed-line network.  The network can terminate more than sixty media gateways, or 21,000 voice circuits.  Our voice over internet protocol network is presently transit switching voice over internet protocol calls to four African countries.
The media gateways compress the traditional voice channels of 64 kbit/s in to 8 kbit/s channels thus enabling us to reduce the cost of international calls.
International connectivity
We offer international connectivity from two international switching centers to terrestrial, satellite and submarine cable routes.  The satellite earth station is situated at Hartebeeshoek, west of Pretoria.  Further international connectivity has been provided with the deployment of very small aperture terminals and other satellite transmitters located at global and corporate customers' premises throughout the country.
We have investments in three cable systems connecting Africa and international destinations.  A submarine cable system, SAT-2, exists between Cape Town and Europe.  We are the largest capacity owner on the SAT-2 submarine cable system with the right to use approximately 65% of the combined capacity.  Consistent with our strategy of increasing international carrier traffic on our network, we have invested approximately $85 million in the new SAFE submarine cable system and the SAT-3/WASC submarine cable system.  The cable systems provide fiber optic connectivity between South Africa and international destinations.  These cable systems utilize the latest technology available in order to provide improved high speed voice, data, video and other on demand high bandwidth services and have increased fiber optic bandwidth between Europe and Africa significantly.  We have the right to approximately 20% of the combined capacity on the SAFE and SAT-3/WASC submarine cable systems, making us the largest capacity owner in these cable systems out of the 36 telecommunications operators who have invested over $650 million in these cables.  We believe we are uniquely positioned to exploit the synergies between our extensive fixed-line network in South Africa and our investments in these cables in order to become the communications hub of Africa.
Information technology/operations support systems
The quality of our operations support systems, which store, manage and analyze essential business information, is critical to the success of our business.  Our operations support systems permit us to make timely and informed business decisions and respond to our customers' needs with tailored solutions.  We have dedicated significant resources to the design and implementation of our new operations support systems based on a comprehensive and well defined information technology strategy.
In 2000, we opened a new data center at Techno Park in Centurion, Pretoria in order to improve internal information technology service levels and offer external internet and related services such as managed data center hosting services.  The center is safeguarded by state of the art environmental and security systems capable of performing maintenance without impacting service or availability.  The 10,731 square meter complex has 9,467 square meters of usable space and includes a 2,100 square meter data center and a twenty four hour operations center.  The command center contains a large video wall that enables operational and customer personnel to keep abreast of the current state of our intellectual technology infrastructure twenty four hours a day.
Our retail billing systems have been upgraded.  In 1999, the Amdocs guiding, rating and error management modules were implemented and in June 2001, the Amdocs Accounts Receivable module was implemented for voice services.  We have also replaced our data billing system to facilitate the billing of more complex price plans.  A new wholesale/interconnect billing process was implemented in 1999.  In addition, we implemented a fraud management system during 2000 to detect network and subscription fraud.  During the 2003 financial year we implemented a new data product system, Intercare, and integrated it with our billing system to improve costs and internal controls.  In
September 2002, we completed a project to standardize our desktop personal computer and workgroup infrastructure designed to increase efficiencies and decrease operational costs.
Telkom is currently in the process of implementing a number of management information and other operating systems, which are expected to continue over the next four years, in order to respond to the increased liberalization of the South African telecommunications industry.  These systems include an initiative aimed at providing an automated mechanism to manage and optimize the workforce, a provisioning / fulfillment system designed to manage the end-to-end delivery of products and services, a customer assurance system designed to track and resolve customer service problems and a customer care system designed to better manage customer relationships.
Competition
We expect that increased competition from the liberalization of the South African communications market could result in decreased tariffs and loss in market share that could negatively impact our results of operations and growth.  However, we expect competition also to stimulate overall market demand for communications services.
We had the exclusive right to provide public switched telecommunications services in the Republic of
South Africa, including international telephone services, until May 7, 2002, but for a number of years we have competed with mobile operators and value-added network operators in connection with the provision of other services.  ICASA issued an international carrier of carriers license and multimedia license to Sentech Limited in
May 2002.  Sentech Limited is wholly owned by the Government of the Republic of South Africa and is a provider of broadcasting signal distribution services on the African continent.  A process has commenced to issue an additional license to provide public switched telecommunications services to a second national operator.  At the end of the original bid process for the second national operator, the only two bids received were rejected by ICASA.
Subsequently, the Minister of Communications initiated an alternative bid process.  An evaluation committee appointed by the Minister of Communications has recommended that the Minister pre-qualify two of the four bidders for this license for consideration by ICASA.  The Minister of Communications has indicated that she expects to grant this license in the second half of 2003.  It is currently anticipated that the second national operator will be 30% owned by two entities beneficially owned by the South African Government.  A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in areas with a teledensity of less than 5%.  The Minister of Communications has identified 27 of these underserviced areas and has issued an invitation to apply for licenses in ten of them.  No bids for these licenses have been received to date.  ICASA has indicated that it expects to issue licenses in these ten areas in 2003 or early 2004.  The South
African Telecommunications Act, 103 of 1996, requires the Minister of Communications to conduct an assessment of the feasibility of issuing additional licenses from May 2005.
We also compete with Vodacom, our 50% owned joint venture, MTN, and Cell C, the three existing mobile operators, for telephone customers and for corporate mobile carrier services.  In addition, we compete with mobile operators who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to be transferred directly to mobile networks.  As a result of increasing competition, the main challenge we face is continuing to improve customer service and loyalty and maintaining our leadership in the South African telecommunications market during liberalization.
We compete primarily on the basis of customer service, dependability and price in those areas where we currently face competition and where we expect to compete for public switched telecommunications services in the future.  We intend to introduce new products and services and tariff structures with the aim of gaining additional revenue and increasing current revenue generated from existing products.
In addition, we compete with other telecommunication services providers in those areas that are fully liberalized, such as the provision of value-added data network services.  The entry of many multinational corporations to South Africa is expected to be a further incentive for global communications operators, which already service these corporations abroad, to establish or enhance their presence in South Africa.
Procurement
We utilize a transparent multi disciplined approach to purchasing and supplier management in order to ensure that we receive the best products and services from reliable suppliers at the best overall price.  We have established cross functional sourcing teams staffed with individuals from different areas of our organization to evaluate and make recommendations on large bids, which, depending on size, require the further approval of our operating committee and notification to our board of directors.  Bid requests are published in our weekly tender bulletin and on our web site.  We are required to adopt affirmative procurement policies that favor historically disadvantaged suppliers.  We seek to utilize at least two suppliers for all critical equipment where possible in order to minimize supply risk.  In the year ended March 31, 2003, our top twenty suppliers accounted for approximately 54% of all purchases and our main supplier was Telecommunications Facilities Management Company, which accounted for approximately 18%
of all expenditure.
Mobile Communications
Overview
We participate in the South African mobile communications market through our 50% interest in Vodacom.
Vodacom is the largest mobile communications network operator in the Republic of South Africa with an estimated market share of approximately 57% as of March 31, 2003 based on total estimated customers.  In addition, Vodacom has investments in mobile communications network operators in Lesotho, Tanzania and the Democratic Republic of
the Congo.
Vodacom's other shareholders are:
 •
Vodafone, the world's largest mobile telecommunications company, that beneficially owns 35% of
Vodacom; and
 •
VenFin that beneficially owns 15% of Vodacom.

South Africa
Vodacom had 7.9 million customers in South Africa as of March 31, 2003.  As of March 31, 2003,
Vodacom's 5,393 base stations were capable of reaching approximately 43 million people in South Africa, representing approximately 95% of the country's population based on Statistics South Africa.  Vodacom's base stations cover approximately 65% of the total land surface of the country.  The estimated penetration rate for mobile communications in the Republic of South Africa has increased to 30.2% as of March 31, 2003 from an estimated
2.4% as of March 31, 1997.
Vodacom offers mobile communications services based on GSM technology.  Vodacom was granted a mobile cellular telecommunications license in South Africa in September 1993 and commenced service in June
1994.  This mobile cellular telecommunications service license was confirmed and reissued in August 2002 pursuant to the Telecommunications Act, 103 of 1996.
Products and services
Vodacom offers a wide range of mobile voice and data communications products and services, including value-added services such as caller identification, call forwarding, call waiting, voice-mail, entertainment, information and commerce services, short messaging services, mobile internet access, fax services and twin call services, which enable customers to use two mobile phones under the same number.  Vodacom's services also include the sale of handsets.  Vodacom has a record of innovation as the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial GSM roaming is available.  Vodacom was also the first mobile communications network operator in South Africa with nationwide coverage.  In addition,
Vodacom launched "My Life" in October 2002, offering 24-hour internet access, photo messaging and text messages of unlimited length by blending together GPRS and MMS technologies.  Vodacom has access to
Vodafone's extensive research related to its products, services and technology, including its international benchmarking studies.  In the future, Vodacom will continue to focus on offering premier interactive voice response, premium short messaging services, general packet radio services, multimedia services and fixed-to-mobile products.
Contract subscription services
As of March 31, 2003, 15.0% of Vodacom's South African customers were contract customers.  Contract subscription is typically for an initial 24-month contract.  Vodacom offers contract customers a range of mobile service packages designed to appeal to specific customer segments.  Vodacom offers two broad categories of contract subscription packages, leisure packages, such as Weekend Everyday for residential customers, and business packages, such as Business Call for business customers.
In November 2001, Vodacom introduced per second billing products for both its leisure and business packages where customers are billed in one second increments.  The monthly subscription and call charges vary with each of the packages.  All contract packages make available voice, fax and data services, voice-mail, caller identification, call forwarding, call waiting and short message service capabilities.  Depending on the contract package, customers either pay a fixed monthly charge and receive a set number of free minutes or pay a monthly subscription for access plus a per minute or per second fee.  In addition, Vodamail Executive is available to all contract packages on request.  This is an integrated voice and fax mailbox that offers features such as Faxmail, group distribution list and voice-mail messaging.
Prepaid services
As of March 31, 2003, 84.6% of Vodacom's  South African customers were prepaid customers.  Vodacom has two prepaid products, Vodago and 4U.  In November 1996, Vodacom launched Vodago, a prepaid, no contract, no credit, mobile communications service based on the Siemens Intelligent Network platform.  Since its introduction, Vodago has experienced rapid growth and has been a significant element in the growth of Vodacom's mobile customer base.  In October 2001, Vodacom launched 4U, a new prepaid per second billing product targeted at the youth market who have higher usage of SMS and a need for per second billing.  Since its inception, the number of 4U subscribers has increased significantly and as of March 31, 2003, approximately 59.6% of Vodacom's prepaid customers were 4U customers.
Vodago and 4U provide instant access to the Vodacom network and enable low volume customers to control mobile telephone costs based on usage because there are no long term contracts.  Fax and certain data services are not available to Vodago customers.  Vodacom offers five prepaid vouchers, ranging from R29 worth of airtime value and a 14 day usage time window to R1,100 worth of airtime value and a 365 day usage time window.
Remaining airtime value and time window are accumulated provided the customer recharges a voucher before the time window expires.  The accumulated time window cannot exceed 24 months.  Vodacom also offers a voucher that entitles customers to receive unlimited incoming calls for 365 days.  This voucher does not entitle the customer to make outgoing calls, but can be combined with other vouchers that entitle the customer to make outgoing calls as well as accumulate airtime.
A wide variety of retail outlets, such as handset dealers, gas stations, tobacco shops and post offices, sell recharge vouchers for Vodacom's prepaid customers.  Recharging can also take place electronically and through the use of banking networks.  Because prepaid customers pay in advance for their mobile service, the risk of bad debts is eliminated and the risk of fraud is substantially reduced.  In addition, prepaid services provide cost savings to
Vodacom as bills do not need to be sent to prepaid customers and handsets for prepaid customers are not subsidized.
There are less service offerings for the prepaid mobile communications market than there are for the contract base market.  Following the launch of 4U, Vodacom is continuing to implement initiatives to expand its prepaid mobile communications service offerings and to gain a greater understanding of its prepaid customer base and its requirements.
Community services
In 1996, Vodacom, jointly with Siemens and Psitek, developed community telephone units that are installed throughout communities either on an individual basis or grouped in a container with the Vodacom brand.
Community service phones are purchased by local entrepreneurs who resell community phone services.  Community service phones are preloaded with airtime and can be recharged electronically by telephone shop operators when the airtime on the phone expires.
The demand for community service phones has been strong since its introduction.  Vodacom had approximately 28,500 community service phones as of March 31, 2003, exceeding its aggregate license target of
22,000 community service phones.    The development of community service phones has made it possible to provide mobile access to the more than 20 million South Africans who live in communities where there is less than one telephone line per hundred people and have improved the quality of life for many South Africans who previously had no access to telecommunications.  Community service phones have also been a cost effective method of significantly increasing traffic revenue on Vodacom's network due to their low roll-out costs to Vodacom and low barriers to entry for customers.  Community service phones generated ARPUs of ten times Vodacom's average overall ARPUs in the year ended March 31, 2003.  Vodacom intends to appropriately adopt its business model for community service phones in its other African operations.
Value-added mobile voice and data services
Vodacom offers an extensive portfolio of value-added mobile voice and data services, including caller identification, call forwarding, call waiting, voice-mail, entertainment, mobile information and commerce services, short messaging services, mobile multimedia services, data services, mobile internet access, fax services and twin call services, the latter of which enable customers to use two mobile phones under the same number.  Vodacom has experienced substantial growth in the use of its value-added voice and data services, resulting in increased traffic revenue on its network.  Short messaging services were the key contributor to Vodacom's R581 million of data revenue in the year ended March 31, 2003 and generated almost all of Vodacom's data revenue of R400 million in the year ended March 31, 2002.  Vodacom transmitted approximately 1.5 billion short messaging services over its network in the year ended March 31, 2003, up from approximately 911 million in the year ended March 31, 2002.

Data revenue provided 2.9% of Vodacom's total mobile network service revenues in the year ended March
31, 2003, up from 2.5% in the year ended March 31, 2002.  However, Vodacom believes that more sophisticated mobile messaging data and internet services are still in their infancy, with broad application hampered by low transmission speeds.  Vodacom expects that the broad introduction of "always on" faster response and generally higher speed packet-switched data services, such as GPRS and, at a much later stage, universal mobile telecommunications system, or UMTS, will provide the platform for future value-added services.  Vodacom launched MyLife, its MMS and GPRS network service on October 17, 2002.
Handset sales
Service providers offer handsets for sale at subsidized prices to contract customers depending on the airtime and tariff plan and type of handset purchased.  Vodacom purchases handsets at current market prices.
Mobile users may use any handset on the Vodacom or any other network if the handset contains a sim-card for
Vodacom or the other network.  No modifications, other than the replacement of the sim-card, are required to utilize handsets on either the Vodacom or other mobile communications network operators' networks, unless the handset is network locked.  During 2002, Vodacom began network locking subsidized handset sales for its prepaid products, as it had done for a small number of handsets sold prior to April 1999.  Handset sales for the 2003 financial year exceeded 1.5 million units, a year-on-year growth of approximately 37% from the 2002 financial year.

We anticipate that sales of GPRS and MMS handsets will increase in the future with camera phones becoming available in the mid-tier price range, making them more affordable to the mass market.
Interconnection services
Vodacom provides interconnection services to the other two South African mobile operators, our fixed-line business and to the local operators in each of the African countries in which Vodacom operates.  Vodacom will also provide these services to the second national operator and other South African communications licensees when they commence operations.
National roaming services
Vodacom concluded a fifteen year roaming agreement with Cell C, effective November 1, 2001.  This roaming agreement enables Cell C to provide national coverage to its customers, by allowing the routing of calls over Vodacom's mobile communications network.  Roaming by Cell C in a number of densely populated cities, including Johannesburg, Pretoria, Cape Town, Durban, Bloemfontein and Port Elizabeth, will not be permitted after
November 1, 2004.
International roaming services
International roaming enables Vodacom's contract customers to make and receive calls with their mobile telephones in countries using the networks of operators with whom Vodacom has entered into international roaming agreements.  As of March 31, 2003, Vodacom had international roaming agreements with 238 mobile communications network operators in 127 countries.  In the fourth quarter of 1998, Vodacom became the first South
African mobile communications network operator to sign a digital GSM roaming agreement with an American mobile communications operator and in November 2002, it provided complete roaming coverage of the African continent where commercial GSM roaming is available.  Vodacom also receives revenue from its roaming partners for calls made in South Africa by their customers.
Customers
Vodacom has experienced substantial growth in its mobile customer base since its inception in 1994.  As of
March 31, 2003, there were an estimated 13.7 million mobile communications customers in South Africa, which represents an estimated penetration rate of 30.2% of the population.  As of March 31, 2003, Vodacom estimated that its customers represented approximately 57% of South African mobile communications customers making Vodacom the leading mobile communications network provider in South Africa based on total estimated customers.

The following table sets forth customer data for Vodacom's mobile communications services in the
Republic of South Africa as of the dates indicated.

As of March 31,

2002/2001
2003/2002

2001
2002
2003
% change
% change
South Africa:

Customers (thousands)
1
....................               5,108
6,557
7,874
28.4
20.1
Contract ..............................................
1,037                       1,090                        1,181
5.1
8.3
Prepaid................................................
4,046                        5,439                        6,664
34.4                         22.5
Community services ...........................                         25
28                             29                           12.0                           3.6
Gross connections (thousands).........                 2,990
3,038
  3,495
1.6
15.0
Contract ..............................................
263                           199                            197                         (24.3)                        (1.0)
Prepaid................................................
2,725                        2,836                          3,295
4.1                        16.2
Community services ...........................                         2
3
3
50.0                          0.0
Churn (percentage)
2
.........................               23.3
27.2
30.4
16.7
11.8
Contract ..............................................                    18.7                           14.5                          11.9                          (22.5)                      (17.9)
Prepaid................................................                    24.8
30.1                           34.0                          21.4                        13.0
__________________
1

Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.  In November and December 2002,
Vodacom shortened the time window lock for prepaid customers, after which time they are disconnected from its network, from six months to four months.  Vodacom further shortened the time window lock for prepaid customers to three months in April 2003.  18.2% of Vodacom's total customers, 20.5% of its prepaid customers and 5.3% of its contract customers in
South Africa were inactive as of March 31, 2003.  13.9% of Vodacom's total customers, 15.9% of its prepaid customers and 3.8% of its contract customers in South Africa were inactive as of March 31, 2002.
2

Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.
Vodacom's contract customers are disconnected when they terminate their contract, or their service provider who carries the credit risk terminates their contract due to non-payment.  Prepaid customers are disconnected if they do not recharge their vouchers after being in time window lock for three months.  Time window lock occurs when a customer's paid active time window, or access period, expires.  Customers are deemed to be inactive if they have not made or received a revenue generating call in three months.
Vodacom believes the significant year on year growth in customer numbers since inception is due primarily to historical pent up demand for basic voice telephone services, particularly in underserviced and rural, outlying areas of South Africa.  Vodacom also attributes its growth to the launch of its prepaid services, which have enabled
those that lack access to credit and steady income to obtain telephone service.   Vodacom believes that its aggressive
marketing campaign, the creation of strong distribution channels for Vodacom's products and services and the introduction of new value-added voice and data services have further fuelled growth.
Vodacom expects that the number of contract customers in South Africa will eventually level off and that the number of prepaid customers in South Africa will continue to grow in the medium term driven by the continued
demand for basic voice telephone services.  Vodacom believes that mobile communications services provide a cost effective means of telephone services for customers in underserviced and rural, outlying areas.  Vodacom's efforts will therefore continue to focus on growing customer numbers while carefully managing its existing customer base, marginal revenue per customer and customer related acquisition and retention costs.

Vodacom, MTN and Cell C each provide connection commissions to service providers and dealers, or agents.  These are often utilized by agents to subsidize handsets as an incentive for customers to switch operators to obtain a new handset and to reduce the cost of access.  As a result, Vodacom focuses on keeping its contract churn rate low and retaining high value customers through focused handset upgrade policies and other retention measures, while continuously monitoring customer acquisition and retention costs.  Vodacom also actively manages churn through customer relationship management systems, developing its own distribution and logistics capabilities and other retention initiatives.  Prepaid customer churn is negatively affected by the high rate of unemployment in South
Africa and the low cost of access.
Traffic
The following table sets forth information related to the traffic volume of Vodacom's customers in South
Africa for the periods indicated.  Traffic comprises outgoing calls made in South Africa and abroad and incoming calls received by Vodacom's customers in South Africa, excluding national and incoming international calls.

Year ended March 31,

2002/2001
2003/2002

2001
2002
2003
% change
% change
Total Traffic (millions of minutes)                                    7,472
8,881
10,486
18.9
18.1
Outgoing......................................................                      4,052                     4,967                  6,343                        22.6                    27.7
Incoming (interconnection) .........................                     3,420                     3,914                  4,143                        14.4
5.9

Tariffs
Vodacom's tariffs are subject to regulatory scrutiny, and, in certain circumstances, approval of ICASA.
The contract tariff packages are designed to appeal to leisure and business customers.  Vodacom sets its contract subscription package tariffs utilizing a balanced mix of access and usage.  For those tariff packages where voice usage is high, the per minute rate is lowered and the monthly subscription tariff is raised.  For those packages where the voice usage is low, the per minute tariff rate is increased and the monthly subscription tariff is lowered.  For those users where the monthly subscription tariff is a barrier to entry, Vodacom offers prepaid packages with no monthly subscription tariff, but sets the per minute voice tariff rate higher.  Tariff rates for SMS messaging are based on the fact that lower cost channels are used to carry SMS traffic.

The following table sets forth selected tariff information as of March 31, 2003, for a leisure contract package, a business contract package and a prepaid package.  Peak hours are weekdays between 7:00 a.m. and
8:00 p.m.  Off peak hours are all other times and all day during public holidays.  Tariffs for international calls vary according to the destination country of the call.  In November 2001, Vodacom launched new products for its contract and prepaid packages where calls are charged in one second increments.  The following tariffs for
Vodacom's packages are charged in time units of one minute for the first minute and thereafter in units of 30 seconds.  Vodacom's annual tariff increases were lodged on May 12, 2003 and approved by ICASA on May 19,
2003.  The average tariff increase is 5%, effective July 1, 2003.

As of March 31, 2003

Leisure
1

Contract
2

Prepaid
3

(ZAR, including value-added tax)
Connection fee.................................................................................                              97.00
97.00                                  -
Monthly charge/subscription ...........................................................
135.00                            180.00                                  -

National calls (per minute)...............................................................

Mobile-to-fixed peak calls...........................................................                               2.70                                1.66                               2.85
Mobile-to-fixed off peak calls .....................................................
0.87                                0.87                               1.55
Mobile-to-mobile peak calls--own network ...............................                                  1.70
1.66                              2.85
Mobile-to-mobile off peak calls--own network..........................                                   0.87
0.87
1.55
Mobile-to-mobile peak calls--other networks ..................
2.70
2.08
2.85
Mobile-to-mobile off peak calls--other networks.............
0.87
0.87
1.55
International calls (per minute)

Peak.............................................................................................
1.66+
Telkom
peak
1.66+
Telkom
peak
R5, R10
or R15
depending
on zone
Off peak.......................................................................................
SMS per message
0.87+
Telkom
off peak
0.87+
Telkom
off peak
R5, R10
or R15
depending
on zone
Peak.............................................................................................                                  0.75                              0.75                          0.75
Off peak.......................................................................................
0.30                               0.30                          0.30
__________________
1
Tariff for "Weekend Everyday," Vodacom's contract leisure package.  Vodacom's "Weekend Everyday" contract includes
120 free off-peak minutes per month.  Calls are charged for the first 60 second increment and 30 second increments thereafter.  As of March 31, 2003, "Weekend Everyday" customers accounted for 38.3% of Vodacom's total contract customers.
2
      Tariff for "Business Call," Vodacom's contract business package.  Vodacom's "Business Call" contract includes no free minutes per month.  Calls are charged for the first 60 second increment and 30 second increments thereafter.  As of March
31, 2003, "Business Call" customers accounted for 16.9% of Vodacom's total contract customers.
3
      Tariff for "Vodago," Vodacom's standard prepaid package.  Calls are charged for the first 60 second increment and 30 second increments thereafter.

Sales and marketing
Vodacom's sales and marketing strategy is split into two focus areas, marketing and brand building and sales and distribution.  Vodacom's promotional strategy seeks to build a brand that is widely recognized by customers.  Vodacom's advertising and promotion campaign is focused on television advertising and sponsorship of sporting and entertainment events.
The sale and distribution of Vodacom's products and services and the acquisition and retention of customers are performed by Vodacom's wholly-owned subsidiary, Vodacom Service Provider Company
(Proprietary) Limited, a company incorporated in the Republic of South Africa, and the other independent and exclusive service providers.  In recent years, Vodacom has purchased a number of the previously independent service providers and consolidated its sales and distribution operations into Vodacom Service Provider Company.
In addition, Vodacom utilized three exclusive service providers and three independent non-exclusive service providers as of March 31, 2003.  As of March 31, 2003, approximately 73.8% of Vodacom's contract base was managed by exclusive service providers, including Vodacom Service Provider Company, managing approximately
69.2% of Vodacom's contract base, while independent non-exclusive service providers managed approximately
26.2% of its contract base.
Vodacom Service Provider Company seeks to enter into exclusive relationships with leading national retailers, wholesalers, dealers and franchisees in order to acquire and retain contract and prepaid customers.  As a result of its efforts, approximately 70% of Vodacom's sales are made through exclusive distribution channels.
As of March 31, 2003, Vodacom's distribution network consisted of:
 •
Vodaworld--A unique one stop mobile telecommunications mall, showcasing the latest technology in mobile hardware.
 •
Dealers and franchises--1,692 company and independently owned mobile dealer and franchise outlets.
 •
National chains--4,985 retail outlets.
 •
Vodacom Direct- Vodacom's call center based selling division.
 •
Corporate solutions--An extensive direct sales division within Vodacom which concentrates on the sale of contracts, data products and value-added services to businesses.
 •
Wholesale- Street Vendors serving underserviced areas.
Dealer incentives
Vodacom offers the following incentives in order to reduce churn on its network:
Contract connection incentive commissions.  These incentives are offered to service providers or dealers to stimulate the acquisition of new customers for all contract packages.  A commission is paid to the service provider or dealer for each new activation.
Contract retention incentive commissions.  These incentives are offered to service providers or dealers to maintain and retain existing customer loyalty for all contract packages, excluding Vodacom 4U.  The purpose of these incentives is to minimize customer churn.
Prepaid incentive commissions.  These incentives are offered to service providers or dealers to stimulate the acquisition of new customers for all prepaid packages.  A commission is paid to service providers or dealers for each new activation.

Distribution incentive commissions.  These incentives are offered to service providers or dealers to maintain and increase their loyalty to, and exclusivity with, Vodacom.  These incentives include exclusivity payments and advances to service providers in respect of purchases of assets for stores and providing distribution outlets with distribution subsidies to maintain the loyalty of distribution outlets through the stimulation of sales.
Customer care
Vodacom services customer needs through a variety of channels such as call centers, walk-in centers which are now established in Cape Town and Midrand, interactive voice response, via e-mail and through Vodacom's web sites.  Consequently, Vodacom has significantly improved its customer information systems and become increasingly proactive in developing relationships with its customers, particularly in the high revenue segment of the market.  Vodacom has developed a customer relationship management package that enables it to create a historical profile of customers so that customer information can be shared among the group and used in Vodacom's customer retention initiatives.  Although customer focus has always been important to Vodacom, during the last 3 years customer relationship management has become a key strategic focus area and an important philosophy in Vodacom.
The current year saw ongoing integration of support systems and staff training as part of  improving this continuously challenging area.  In addition, Vodacom has undertaken a number of other initiatives, including the development of distribution and logistics capabilities to better service customers, called Vodacare.  The Vodacare infrastructure consists of 26 branches and franchises in all the major centers providing walk-in customer support to
Vodacom customers, and an advanced repair center hub for high-level repairs situated in Midrand.  With more than
35,000 repairs per month and a service objective of having 80% of all repairs completed within 24 hours, Vodacom believes this dedicated customer service support infrastructure differentiates Vodacom's service from that of its competitors.  During the 2003 financial year, Vodacare managed the repair of over 400,000 handsets, which is an increase of 17% over the prior year.  The primary focus is to manage and facilitate the process of putting the customer back on the air with as little interruption as possible and is achieved by using a combination of repairs, swaps, refurbished handsets, loan handsets, and managed repairs through third parties.
Vodacom plans to continue to invest in sophisticated information systems to facilitate the interface between operational support systems, administrative systems, billing systems, distribution systems and customer service systems.  Vodacom believes that the new information systems will allow for the development of enhanced service management processes.
Vodacom's contract customers receive itemized bills and are encouraged to pay by direct debit transfer.
Vodacom has a flexible billing system for corporate customers allowing it to offer multiple tariff rates, more customized billing information and GPRS services.  Vodacom monitors its exposure to credit loss and customer fraud through a credit scoring system that evaluates potential contract customers.  The evaluation process has led to decreases in contract customer churn rates and increases in the overall credit quality of its mobile customers.  For its prepaid customers, Vodacom offers the option to recharge over the telephone using credit cards in order to make the recharge process quicker and easier.
Infrastructure and technology
Vodacom operates the largest mobile communications network on the African continent using digital GSM technology within the GSM 900 frequency band based on total reported customers.
In South Africa, the network's core GSM infrastructure as of March 31, 2003 is characterized by:
 •
37 mobile switching centers;
 •
221 base station controllers;
 •
5,393 base transceiver stations, 1,487 of which are micro base transceiver stations;
 •
36,004 transceivers; and
 •
GPRS functionality across the network.

As of March 31,

1999
2000
2001
2002
2003
Macro base transceiver stations ...............                     2,575               2,977                 3,401               3,670                 3,906
Micro base transceiver stations................
891
1,221
1,292
1,380
1,487
Total........................................................
3,466               4,198                 4,693                5,050                5,393

Prepaid services are supported by the same GSM technology as contract services.  In addition, prepaid services utilize a network of 13 intelligent network nodes and associated front-ends and mediation systems for a variety of interactive voice response and electronic recharging options, including commercial bank ATM and point of sale terminal recharging.
Vodacom's transmission network comprises more than 13,400 2 Mbit/sec systems and two 155 Mbit/sec systems leased from Telkom, which are managed by a comprehensive digital cross-connect infrastructure.  In addition, Vodacom operates an extensive data network for its internal requirements, based on internet protocol, point-to-point  frame relay and X.25 services, which is supported by the cross-connect network and more than 50 packet/frame/circuit nodes.
This network enables Vodacom to provide value-added voice and data services supported by the following infrastructure in South Africa:
 •
38 voice-mail platforms;
 •
five short messaging service centers;
 •
a wireless application protocol platform;
 •
a mobile internet gateway platform supporting advanced SIM toolkit applications; and
 •
an intelligent network platform.
Vodacom has designed its mobile communications network using scaleable technology in order to be able to increase capacity in an economic manner as demand dictates.  The network is capable of providing a high level of service quality despite an extremely varied distribution of traffic, difficult terrain conditions and a complex regulatory environment.  In the year ended March 31, 2003, Vodacom had a busy hour dropped call rate of 0.79%
and call success rate of 98.5% in South Africa.
Vodacom intends to install additional base station controllers, micro base stations and micro base transceiver stations in order to increase capacity and improve network quality in areas where required.  As of
March 31, 2003, Vodacom had already installed dual band (GSM900/GSM1800) base transceiver stations in 405 locations, including 248 locations in Johannesburg, 151 locations in Pretoria and six locations in the Western Cape.
In addition, all base transceiver stations in metropolitan areas have been upgraded with dual band antennas and feeder cables to accommodate GSM1800 equipment.
In the design of its network, Vodacom has paid careful attention to the needs of customers and to the environment by making an extensive effort to implement sites in the most discrete manner possible.  Furthermore, attention has been paid to management of electromagnetic emissions to ensure compliance with recognized international environmental standards such as those developed by the International Commission on Non Ionizing
Radiation Protection.
Vodacom has implemented a new billing system to allow for the billing of GPRS services, such as multi-
media messaging services and other content-based services.  Unlike traditional GSM services where calls are billed on a per second or per minute basis, customers utilizing GPRS services are billed according to the number of bytes of data sent or received.

Competition
The current South African mobile telecommunications market consists of three mobile communications network operators, Vodacom, MTN, a wholly-owned subsidiary of MTN Group Limited, a public company listed on the JSE, and Cell C.  Cell C is 60% beneficially owned by a Saudi Arabian based group owned by the Hariri family and 40% beneficially owned by a consortium of mainly black empowerment groups.  Cell C commenced operations in November 2001.  As of March 31, 2003, Vodacom was the market leader with an approximately 57% market share based on the total estimated customers in the South African mobile communications market, while MTN had an approximately 35% market share and Cell C had an approximately 8% market share.  Vodacom competes primarily on the basis of product quality, availability and network coverage.  Vodacom believes that increased competition could have an adverse impact on its tariffs and churn rate.
Operations in other African countries
Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations in sub-Saharan Africa, and, in the future, by selectively acquiring additional mobile licenses or operators in other sub-Saharan African markets.  Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions or good prospects for growth, market leadership and profitability.  Other key factors include Vodacom's ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing.  Other African operators are branded under the "Vodacom" name.
Vodacom has investments in mobile communications network operators in Lesotho, Tanzania and the
Democratic Republic of the Congo.  Although Vodacom has an investment in an entity that in August 2002 was granted a license to operate a mobile communications network in Mozambique, Vodacom was unable to enter into commercially acceptable interconnection agreements with local operators in Mozambique and the license in
Mozambique has expired.  The number of customers served by Vodacom's operations outside South Africa has grown 152.6% to 772,821 as of March 31, 2003 and 194.2% to 306,156 as of March 31, 2002 from 104,383 as of
March 31, 2001.  Revenue from Vodacom's operations outside of South Africa has grown to R1,235 million in the year ended March 31, 2003 from R741 million in the year ended March 31, 2002 and R184 million in the year ended
March 31, 2001.  Our share of Vodacom's operating losses from other African operations was R2 million in the year ended March 31, 2003, compared to an operating profit of R41 million in the year ended March 31, 2002 and an operating loss of R16 million in the year ended March 31, 2001.

The following table sets forth customer data for Vodacom's mobile communications networks in its other
African operations as of the dates specified.  The table reflects 100% of all of Vodacom's operations.

Year ended March 31,

2002/2001
2003/2002

2001
2002
2003
% change
% change
Other African Countries

Customers (thousands) (at period end)
1
.......
104                       306                       773                      194.2
152.6
Lesotho........................................................
22                         57                         78                      159.1
36.8
Tanzania ......................................................
82                       228                      447                       178.0                        96.1
Democratic Republic of the Congo .............                               -

21                      248                              -
1,081.0
Penetration (%) (at period end)
2

Lesotho........................................................                          n/a
1.0                        4.3                              -                      330.0
Tanzania ......................................................                         n/a
1.1                        2.2                             -                      100.0
Democratic Republic of the Congo .............                           n/a
0.3                        1.0                             -                      233.3
ARPU
3

Lesotho (ZAR) ............................................                         n/a                        144                       104                           n/a                     (27.8)
Tanzania (USD)...........................................                            31
27
22                      (12.9)
(18.5)
Democratic Republic of the Congo (USD)..
n/a
n/a
20
n/a
-
Number of employees (at period end)
170
494
502
160.0
1.6
Lesotho
..........................................
55                          71                        74                         29.1                       4.2
Tanzania
.........................................
115                       188                       224                       63.5                       19.1
Democratic Republic of the Congo ..........
n/a
235
204
n/a
(13.2)
__________________
1

Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.
2

Penetration calculations are estimates in the 2003 financial year and are based on ITU Telecommunications indicators as of
December 31, 2001 in the 2002 financial year.
3

ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period.  ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.

Lesotho
Vodacom owns an 88.3% interest in Vodacom Lesotho (Pty) Limited, a company incorporated in the
Kingdom of Lesotho.  Vodacom Lesotho's network was commercially launched in May 1996 and had 35 base stations as of March 31, 2003.  Vodacom Lesotho's license has a term of 15 years with 14 years remaining.
Vodacom Lesotho's cumulative capital expenditures through March 31, 2003 were R185 million.  Vodacom
Lesotho's customer base was adversely affected by the high churn rate between September 30, 2002 and March 31,
2003 as a result of the introduction of competition.
As of March 31, 2003, there were two mobile operators in Lesotho, Vodacom Lesotho and the fixed-line operator in Lesotho, Lesotho Telecommunications Corporation, that was recently issued the second mobile communications license in Lesotho and commenced operations in April 2002.
In November 2000, the Privatization Unit of Lesotho and the Sekha-Metsi Consortium Ltd, a company incorporated in the United Republic of Tanzania, entered into an agreement pursuant to which the Sekha-Metsi
Consortium Limited acquired the other 11.7% in Vodacom Lesotho that was previously owned by Lesotho
Telecommunications Corporation.  Vodacom Lesotho had a R25 million money market loan from Vodacom as of
March 31, 2003.

Tanzania
Vodacom owns a 65% interest in Vodacom Tanzania Limited, a company incorporated in the United
Republic of Tanzania, while Planetel Communication Limited, a company incorporated in Tanzania, owns a 16%
interest in Vodacom Tanzania, and Caspian Construction Proprietary Limited, a company incorporated in Tanzania, owns a 19% interest Vodacom Tanzania.  Vodacom Tanzania has a 15 year license to operate a GSM network in
Tanzania, which became effective on December 21, 1999.  The roll-out of the network commenced in March 2000 and the commercial launch of the network occurred in August 2000 and there were 294 base stations as of
March 31, 2003.  Vodacom Tanzania became the largest mobile communications network operator in Tanzania within one year of launching.  Vodacom Tanzania's cumulative capital expenditures through March 31, 2003 were
$132 million.
Tanzania has four other mobile operators, Mobitel, Tritel, Celtel, the existing fixed-line operator's mobile subsidiary, and Zantel.  Zantel operates exclusively on the island of Zanzibar.  Vodacom Tanzania had a non-
recourse secured project loan of approximately $65 million as of March 31, 2003.
Democratic Republic of the Congo
In November 2001, Vodacom, together with Congolese Wireless Network s.p.r.l., a company incorporated in the Democratic Republic of the Congo, formed Vodacom Congo (RDC) s.p.r.l., a company incorporated in the
Democratic Republic of the Congo.  Vodacom owns a 51% interest in Vodacom Congo, while Congolese Wireless
Network owns the remaining 49% interest in Vodacom Congo.  Congolese Wireless Network s.p.r.l. had a limited existing network in the Democratic Republic of the Congo.  Although Vodacom has a majority voting interest in
Vodacom Congo, the other shareholders have certain approval and veto rights granting them joint control over the joint venture.  Vodacom is ultimately responsible for the funding of the operations of Vodacom Congo for the first three years pursuant to its shareholders agreement.  Vodacom Congo's network was officially launched under the
Vodacom brand in May 2002.  Vodacom Congo has 15 years remaining on its license.  Vodacom Congo had 117 base stations as of March 31, 2003.  Vodacom Congo is financing its roll-out in the Democratic Republic of the
Congo with vendor and bridge financing and equity contributions and will ultimately seek to obtain non-recourse
project finance.   Vodacom Congo's cumulative capital expenditures through March 31, 2003 were $118.9 million, of which 51% is proportionately consolidated into Vodacom's consolidated financial statements.
Procurement
Vodacom solicits bids for all goods and services in excess of R1 million.  Bids are by invitation only.  A multi-disciplinary cross-functional team evaluates and awards bids to the best supplier based on the best overall value, taking into account technical solutions, delivery time, price and the participation of black economic empowerment partners.
Vodacom seeks to utilize at least two suppliers for all critical equipment where possible to minimize supply risk.  Vodacom's main technology suppliers are Siemens, Alcatel and Motorola.
CAPITAL EXPENDITURES
For information relating to our capital expenditures, see Item 5. "Operating and Financial Review and
Prospects -- Liquidity and Capital Resources  Group Liquidity and Capital Resources."
REGULATION AND LICENSE REQUIREMENTS
Regulation
We are primarily subject to the South African Telecommunications Act, 103 of 1996, the regulations promulgated under that Act and the various licenses issued to us.  Many of these regulations are relatively new and are subject to amendment and finalization as the telecommunications industry is further developed and liberalized.

We cannot predict the outcome or timing of any amendments or modifications to the applicable regulations or their interpretation or the impact on us.  In some instances, final regulations have not yet been promulgated.
Overview
Prior to 1991, the South African Department of Posts and Telecommunications functioned as the exclusive telecommunications and postal enterprise in the Republic of South Africa rendering telecommunications services over a public switched telecommunications network under the Post Office Act, 44 of 1958.  The Postmaster-General
acted as regulatory authority for all issues relating to both telecommunications services and postal services.  In 1991, the Minister of Posts and Telecommunications incorporated two companies to succeed the telecommunications and postal enterprises of the then Department of Posts and Telecommunications and Telkom was incorporated as the successor of the telecommunications enterprise.  The Postmaster-General and the Department of Posts and
Telecommunications, however, retained general regulatory functions and continued to regulate the telecommunications industry until the Telecommunications Act, 103 of 1996, came into effect in 1996.  On
September 30, 1993, under the regulatory regime of the Postmaster-General, the Department of Posts and
Telecommunications and the Post Office Act, 44 of 1958, Vodacom and MTN were issued two national mobile cellular telecommunications licenses.  These licenses were the first major commercial licenses granted to direct competitors of Telkom.
In 1996 and 1997, the Telecommunications Act, 103 of 1996, completely overhauled the legislative and regulatory framework of the telecommunications industry in South Africa, replaced virtually all the telecommunications provisions of the Post Office Act, 44 of 1958, established the South African
Telecommunications Regulatory Authority, which was replaced in 2000 by ICASA when the South African
Telecommunications Regulatory Authority and the Independent Broadcasting Authority were merged, and vested the South African Telecommunications Regulatory Authority with almost all regulatory functions relating to the telecommunications and broadcasting industries, including a major role in the issuance of telecommunications licenses.  However, certain types of licenses, including licenses for public switched telecommunications services, mobile cellular telecommunications services, national long distance and international telecommunications services, may not be issued or applied for without a prior public invitation by the Minister of Communications setting out the criteria for their issuance.  These licenses can only be granted by the Minister of Communications on recommendation from ICASA.  In addition, the Telecommunications Act, 103 of 1996, gives the Minister of
Communications authority to grant licenses using alternative methods such as by way of auction or tender.
The former Department of Posts and Telecommunications is now known as the Department of
Communications.  The office of the Postmaster-General no longer exists and the head of the Department of
Communications is now known as the Director-General.  The Director-General does not, however, have any regulatory powers under the Telecommunications Act, 103 of 1996.  Under the Telecommunications Act, 103 of
1996, the Minister of Communications has a policy-making role, entitling her to issue policy directions consistent with the objectives of the Telecommunications Act and giving her the ability to issue invitations to apply for the above-mentioned licenses and the granting thereof.
The Telecommunications Act, 103 of 1996, deemed us to be the holder of a public switched telecommunications license, a value-added network services license and a radio spectrum license which enable us to continue providing the telecommunications services we provided prior to commencement of the
Telecommunications Act, 103 of 1996.  On May 7, 1997, we were issued with a formal written public switched telecommunications services license, a value-added network services license and a radio frequency spectrum license under this new regulatory regime.  We operate under these licenses today.
In 2001, the Telecommunications Act, 103 of 1996, was substantially amended in order, among other things, to facilitate and regulate the introduction of competition in the telecommunications sector of the Republic of
South Africa.  The Telecommunications Act, 103 of 1996, now makes provision for the issue of an additional license to provide public switched telecommunications services to a second national operator and for the issue of additional licenses to small business operators to provide telecommunications services in areas with a teledensity of less than 5%.  At the end of the original bid process for the second national operator, the only two bids received were rejected by ICASA.  Subsequently, the Minister of Communications initiated an alternative bid process.  An evaluation committee appointed by the Minister of Communications has recommended that the Minister pre-qualify two of the four bidders for this license for consideration by ICASA.  The Minister of Communications has indicated
that she expects to grant this license in the second half of 2003.  The Minister of Communications has identified 27 underserviced areas for the issue of additional licenses to small business operators and has issued an invitation to apply for licenses in ten of them.  No bids for these licenses have been received to date.  ICASA has indicated that it expects to issue licenses in these ten areas in 2003 or early 2004.  The amended Telecommunications Act, 103 of
1996, also provided for the issue of an international carrier of carriers license and a multimedia license to Sentech
Limited that were issued in May 2002.  The relevant amendments introduce the possibility of further competition from May 2005 should the Minister of Communications, after conducting a feasibility assessment, determine that one or more additional public switched telecommunications services licenses should be awarded.
As a further measure to liberalize the South African telecommunications sector and to increase competition, the amended Telecommunications Act, 103 of 1996, expressly provides that the second national operator, Telkom,
Vodacom and MTN will be entitled to obtain a license to use radio frequency spectrum in the 1800 MHz band and spectrum for the provision of third generation services.  Cell C's existing license already includes the right to use radio frequency spectrum in the 1800 MHz band.  Finally, the amended Telecommunications Act, 103 of 1996, requires the introduction of carrier pre-selection by the end of 2003 and number portability by 2005.  ICASA has also indicated that it intends to license global mobile personal communications services in 2003 or later and to conduct a feasibility study on the licensing of a fourth mobile cellular operator in 2004 or later.  The Act also provides for under-serviced area licenses to be issued in respect of areas with a teledensity of less than 5%.  The
Minister of Communications has declared 27 areas to be under-serviced for this purpose and has indicated that 10 under-serviced area licenses will be awarded at the end of 2003 or early 2004.
Regulatory authority
In 2000, the Independent Communications Authority of South Africa Act, 13 of 2000, created ICASA, a new regulatory body for the telecommunications and broadcasting industries.  ICASA took over all functions of the dissolved South African Telecommunications Regulatory Authority and the Independent Broadcasting Authority,
which previously acted as regulators of the telecommunications and the broadcasting industries, respectively.
Deriving its powers from the Telecommunications Act, 103 of 1996, the Independent Communications Authority of
South Africa Act, 13 of 2000, and the Independent Broadcasting Authority Act, 153 of 1993, ICASA currently serves as the primary regulatory and licensing authority for the South African communications industry, except with respect to those specific licenses that can only be granted by the Minister of Communications.  In respect of these specific licenses, ICASA is empowered to evaluate license applications made in response to invitations issued by the
Minister of Communications and to make recommendations to the Minister , who is vested with the final power to issue the licenses.  Upon its establishment, ICASA inherited a legacy of regulatory problems from its predecessors.
It has been reported that ICASA may currently lack adequate resources to effectively fulfill its regulatory and licensing functions and to deal with regulatory challenges that continue to change given the rapidly evolving telecommunications environment.
Policy directions and regulations
The Telecommunications Act, 103 of 1996, entitles the Minister of Communications, after a public comment period, in consultation with ICASA and after referral to Parliament for comment, to issue and publish policy directions consistent with the objectives of the Telecommunications Act, 103 of 1996, from time to time.
Once such policy directions have been issued, ICASA is obliged to perform its regulatory and other functions in accordance with such directions.  In addition, the Telecommunications Act, 103 of 1996, entitles ICASA to make regulations, drafts of which must, except where the public interest otherwise requires, first be published in the
Government Gazette for public comment before final regulations can be prescribed and published in the
Government Gazette by the Minister of Communications.
Under South African law, it is possible for licensees such as Vodacom and Telkom and for other interested parties to have the regulations and rulings issued by ICASA reviewed and tested in a court of law for compliance with the objectives and other provisions of the Telecommunications Act, 103 of 1996, and other relevant laws such as the South African Constitution.  Such review proceedings take place before an impartial court of law.

The Telecommunications Act, 103 of 1996, is not entirely clear on a number of issues which are expected to be addressed by regulation.  In addition, because ICASA was only established in 2000 and the regulations governing the telecommunications industry in the Republic of South Africa are evolving, lack clarity in a number of areas and are still subject to interpretation, review and amendment there is some degree of regulatory uncertainty for
Telkom and Vodacom.
The regulatory process entails a public comment process which, in light of the politicized issue of the privatization of industries such as telecommunications in the Republic of South Africa, makes the outcome of the process uncertain and may cause delays.
Interconnection
The Telecommunications Act, 103 of 1996, establishes the general conditions for interconnection among licensed operators.  In particular, the Telecommunications Act, 103 of 1996, guarantees the right of any licensed operator to interconnect with operators licensed to provide public switched telecommunication services, including the second national operator.  The Telecommunications Act, 103 of 1996, empowers ICASA to prescribe guidelines as to the terms and conditions of interconnection agreements which must be negotiated between the parties and it confers on ICASA powers to intervene and propose, or to set its own terms and conditions where the parties are unable to reach an agreement or the agreed terms are not consistent with the relevant guidelines.  Any terms and conditions of an interconnection agreement set by ICASA are binding between the parties.
In 2000, ICASA issued, and the Minister of Communications approved and promulgated, interconnection guidelines, which stipulate, among other things, that certain operators may be declared to be "Public Operators," that certain operators may be declared to be "Major Operators," and that certain telecommunication services may be declared to be "Essential Services."  A Major Operator must provide Essential Services to Public Operators at the
Long Run Incremental Cost, or LRIC, of those facilities.
Supplementary interconnection guidelines, approved by the Minister of Communications, were issued by
ICASA in 2002.  These guidelines declare Telkom to be a Major Operator, its interconnection services to be
Essential Services and the second national operator, the mobile cellular operators and the underserviced area licensees to be Public Operators.  The guidelines further prescribe that the Essential Services must be made available at the "Fully Allocated Cost" of those services for the first two years and thereafter LRIC based interconnection prices will become mandatory.
In April 2003, Cell C applied to ICASA to have MTN and Vodacom declared major operators.  This application is being challenged on a variety of procedural and substantive grounds, but if it is promulgated, these operators would be ultimately required to offer interconnection at long run incremental cost based prices in terms of interconnection guidelines.
The public comment process for draft supplementary interconnection guidelines relating to interconnection with the underserviced area licensees was recently completed.  These draft guidelines are currently before ICASA for ICASA approval before they are formally presented to the Minister of Communications for signature.  In current form, the draft regulations contemplate an asymmetrical interconnection regime between Telkom and the underserviced area licensees, with a terminating tariff in favor of these licensees equal to or greater than 1.10 times the highest prevailing termination charge on Telkom's fixed-line network.  These draft guidelines do not make any specific reference to cost based pricing, but being supplementary in nature it may be that cost based pricing will be addressed as part of the overall interconnection regulatory regime.
The interconnection agreements between Telkom and Vodacom and MTN that preceded the
Telecommunications Act, 103 of 1996, were renegotiated and amended in 2001.  An interconnection agreement, on substantially the same terms, was negotiated and concluded with Cell C at the same time.

Facilities leasing
As in the case of interconnection, the Telecommunications Act, 103 of 1996, establishes the general conditions for the leasing of telecommunications facilities.  The Telecommunications Act, 103 of 1996, guarantees the right of licensed operators to obtain telecommunications facilities from operators licensed to provide public switched telecommunication services, including the second national operator, and it empowers ICASA to prescribe guidelines for facilities leasing agreements.  The Telecommunications Act, 103 of 1996, confers on ICASA powers to intervene and propose, or to set its own terms and conditions where the parties are unable to reach an agreement or where the agreed terms are not consistent with the relevant guidelines, regulations or the Telecommunications
Act, 103 of 1996.  Any terms and conditions of a facilities leasing agreement set by ICASA are binding between the parties.
In addition, the Telecommunications Act, 103 of 1996, requires us to allow the second national operator to use all of our telecommunications facilities for the first two years of its license, on a resale basis, for the purpose of providing public switched telecommunication services.  It is unclear whether this shared access relates only to the provision of public switched telecommunication services by the second national operator during such two years or to other services as well, although the guidelines issued by ICASA may be interpreted to deal with such other services as well.  It is also unclear whether we will be required to allow shared access to the second national operator at
LRIC-based prices beyond such two year period in respect of other services, although the guidelines issued by
ICASA may be interpreted to prescribe that beyond the two year period, LRIC prices will become mandatory as described below.  As a result, we may also be required under the Telecommunications Act, 103 of 1996, to lease or otherwise make our telecommunications facilities available to the second national operator for the provision of services, other than public switched telecommunications services, during the first two years of its license and beyond.
The supplementary facilities leasing guidelines issued by ICASA and approved and promulgated by the
Minister of Communications in 2002 list a set of Telkom's facilities that are declared to be Essential Facilities.
Among those essential facilities is shared access to the local loop by the second national operator for the first two years of its license.  The guidelines further prescribe that the Essential Facilities must be made available at the Fully
Allocated Cost of those facilities for the first two years and thereafter LRIC based prices will become mandatory.
Sentech has applied to the South African High Court for an order that the supplementary facilities leasing guidelines be declared invalid, unlawful and unconstitutional due to procedural errors.  ICASA filed a notice of no opposition to this application.  As a result, there is a risk that the guidelines will be remanded back to ICASA for further deliberations and revisions and ICASA and the Minister of Communications will be required to recommence the process of declaring which operators are Major Operators and which are Public Operators and which facilities are
Essential Facilities.  Telkom is, however, opposing the relief sought by Sentech on the basis of, among other things, that the carrier of carriers and multi-media licenses of Sentech are invalid and unenforceable.  We cannot predict the outcome of this matter and it is difficult to assess what impact, if any, it will have on us and our business.  If the guidelines are revised in a manner unfavorable to us, or if we are unable to negotiate favorable terms and conditions for the provision of the services and facilities covered by the guidelines or ICASA otherwise imposes terms and conditions that are unfavorable to us, our business operations could be disrupted and our net profit could decline.
Tariffs
The Telecommunications Act, 103 of 1996, and regulations made under the Act impose a price cap formula on a basket of specified services that we previously had the exclusive right to provide, including installations;
prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our Diginet product; and our Megaline product.  Prices on these services are filed with ICASA for approval.  Revenue from services in the basket may not be used to subsidize other products and services outside the basket.  Currently, the overall tariffs for all services in the basket may not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index and measured using revenue for the services in the basket at constant volumes for the prior year.  In addition, prior to January 1, 2003, the price of any individual product or service included in the basket could not be increased by more than 20% above inflation in South Africa in any year.  Effective January 1, 2003, the price of any individual product or service included in the basket may not be increased by more than 5% above inflation in South Africa in any year.  In December 2002, as a result of an out of court settlement related to our tariff increase in the prior year, ICASA approved our tariff filing providing for a 9.5%

increase in the overall tariffs for all services in the basket effective January 1, 2003, based on the increase in the consumer price index for the twelve months ended September 30, 2002 of 12.5%.  Statistics South Africa Limited
recently revised the calculation of the consumer price index for the twelve months ended September 30, 2002 downward to 11.2%, which could affect our tariffs and operating expenses.  Inflation was 5.7% in the year ended
December 31, 2001 based on the consumer price index.  ICASA has indicated its intention to conduct a review of the price control regime, however, a process and timetable for the review has not been announced.
Pursuant to its mobile cellular telecommunications license, Vodacom has to lodge all tariff plans or any amendments to existing tariff plans with ICASA.  No increase in the price of any service or in some cases, a basket of services, greater than the percentage annual increase in the consumer price index is allowed without ICASA's approval.  Vodacom's annual tariff increases were lodged on May 12, 2003 and approved by ICASA on May 19,
2003.  The average tariff increase was 5%, effective July 1, 2003.
Universal service obligations
As part of our five year exclusivity period ended May 7, 2002, we had 16 service quality and line roll-out targets for our fixed-line business, including the following universal service obligations:
 •
to build 2.69 million new access lines, including 1.67 million lines in underserviced areas;
 •
to connect 3,204 villages; and
 •
to install 120,000 payphones.
We substantially met all of our fixed-line service and line roll-out targets with the exception of our residential fault rate target, our aggregate fixed-line roll-out target and targets which required us to provide service to underserviced villages and to replace analog lines with digital lines.  We elected not to roll-out lines in our last year of exclusivity where it was not economical to do so.  As a result we missed our line-roll-out target by 16,448 lines.  Our license required us to pay penalties for missing the service quality and line roll-out targets contained in our license.  Based on the previous requirements contained in our existing license, we estimated and paid total penalties for failing to meet these targets of approximately R15 million.  This amount is subject to review by ICASA.  We do not currently anticipate that we will have any additional fixed line roll-out targets.
Our public switched telecommunications license requires us to provide basic voice telephone service to every person in South Africa who requests such service, who can afford it and who enters into a contract with us for such service, and to install, connect, maintain and repair a telephone to use such service, and provide access to emergency organizations and directory information services.  However, we are not required to provide the foregoing services where ICASA determines that the demand for such services can be met by other means and, as a result, it would be unduly burdensome in the circumstances for us to provide the telecommunications service requested.
The Minister of Communications issued a public statement in 2002 describing our future obligations to assist in the continued development of communications services to the South African population.  The obligation will be a contribution to the Universal Service Fund, or USF, and ongoing universal service obligations imposed on us through the generic terms of our license.  Draft regulations governing contributions to the universal service fund have been forwarded to the Minister of Communications by ICASA for signature.  If the Minister of
Communications signs the draft regulations in their current form, 0.2% of revenue from regulated public switched telecommunications services licenses and 0.2% of revenue from mobile cellular licenses will be required to be paid to the universal service fund.  New social obligations may be imposed with new licenses, such as 1800MHz licenses and third generation technology licenses.
In terms of the Minister's budget vote speech in May 2003, a 15 year 1800MHz spectrum licence will require the licensees to collectively provide 250,000 phones/numbers to emergency service organizations and 4 million SIM cards to needy persons.  The phone and SIM card obligations will be shared among the three mobile operators over a period of 5 years.  A working group consisting of representatives of the Departments of

Communications, Education, Finance, Treasury and the mobile operators will consult and agree on how responsibility for the phones and SIM cards will be distributed among the three mobile operators.
Vodacom's mobile cellular telecommunications license contains an obligation that required Vodacom to provide 22,000 community services, or public access, telephones in underserviced areas by June 1, 1999, which
Vodacom satisfied.  More than 28,500 community service telephones were in service as of March 31, 2003.  Two deployment methods are in use, namely a phone shop based telephone and portable telephone deployed at educational or other community institutions.  Good progress has been made with the phasing out of the portable handsets and replacing them with phone shop based telephones, called Sigis. Approximately 1,700 operators who operate from 4,400 phone shops owned more than 22,000 Sigi telephones as of March 31, 2003.
The training of the community services telephone operators in business skills received significant attention during the 2003 financial  year.  Vodacom funded the training of 420 community services telephone operators in areas such as financial management and marketing.  Vodacom's future universal service obligations will also consist of a contribution to the USF, and possible new universal access obligations.
Regulatory accounts
Under the Telecommunications Act, 103 of 1996, and our public switched telecommunications service license, we are required to report and account to ICASA, our retail and wholesale activities using a specific accounting methodology set out in a Chart of Accounts and Cost Allocation Manual, or COA/CAM.  The adoption of this methodology by us requires the aggregating and disaggregating of general ledger accounts in a different manner than we prepare accounts in accordance with generally accepted accounting principals.  It also requires a reconciliation of the accounts.  We were required to put the necessary accounting and management information systems, which would have enabled us to prepare such reports and accounts, in place by May 7, 2002, subject to
ICASA issuing the COA/CAM regulations.  The regulations, however, were only published on July 19, 2002.  The regulations require the first submission of our regulatory financial statements to take place by September 30, 2003.
However, the regulations also recognize the burden placed by the reporting requirements on operators and adopt a phased implementation approach.  Accordingly, we have made written submissions to ICASA setting out the steps to be taken, work involved and proposed timeframes to implement systems to comply with the reporting obligations of the regulations .  These regulations also require us to develop a procedures manual that sets out how we will implement the COA/CAM accounting methodology in practice, which manual must be reviewed and approved by
ICASA.  In accordance with the timing of the introduction of this reporting requirement, we are in the process of preparing a COA/CAM manual.  ICASA will have to approve the manual that we prepare, which may take up to two years and may require us to incur costs and expenses.  On June 5, 2003, ICASA accepted Telkom's proposal to extend the deadlines under COA/CAM regulations to require Telkom to provide a draft procedure manual by June
30, 2003, which Telkom has done, to provide a final procedures manual by September 30, 2003 and to provide audited regulatory financial statements on a historic cost basis by June 30, 2004, and on a current cost basis, including LRIC statements, by June 30, 2005.
Carrier pre-selection
Telkom is required to phase in carrier pre-selection, with call-by-call override capabilities, by not later than
December 31, 2003.  It is unlikely that we will be able to comply with this requirement in the required timeframe since the timing of the implementation of carrier pre-selection is dependent on when the second national operator is licensed and the second national operator's interconnection systems and the inter-operator processes and systems to support carrier pre-selection become available, which may not occur until after December 31, 2003.  Regulations indicate that the system set-up costs will be recovered as part of the prescribed annual review of fees and charges, but no further detail is available.  We are currently engaged with ICASA to define the manner in which such costs could be recovered.  Slamming, which is the transfer of a user from one operator to another without such user's knowledge or authorization, is to be prohibited.  There is a risk that the procedure to combat slamming may not be effective and would result in further market share losses.  Carrier pre-selection is not applicable to mobile cellular operators.

Number portability
The Telecommunications Act, 103 of 1996, mandates that number portability enabling customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators and between mobile cellular operators will be introduced in 2005.  The draft guidelines published by ICASA in relation to number portability in 2001 have been withdrawn.  The set-up and per-operator costs are typically the largest cost components of implementing number portability.  Similar to carrier pre-selection, there is a risk of not fully recovering system set-up costs.
Unbundling the local loop
Given that the only existing public fixed-line network is operated by Telkom under its license, and that
Vodacom, MTN and Cell C each operate independent mobile communications networks, there are no rules dealing specifically with equal and unbundled access to shared resources.
While the Telecommunications Act, 103 of 1996, currently provides that we will not be required to unbundle our local loop for a period of two years after the issue of the second national operator's license, it is envisioned that as the industry is further liberalized, operators such as us with existing facilities and access lines, will be obliged to make these available to new entrants.  The second national operator will be entitled to lease our telecommunications facilities for a period of two years after being licensed.  Furthermore, although it is not our interpretation, the relevant provisions may be interpreted that the second national operator may have shared access to the local loop, which is understood to mean access to the higher bandwidth for xDSL applications beyond such two years.  The foregoing is an exception to the generic provision that the local loop will not be unbundled during the first two years of the second national operator's license.
Licenses
Fixed-line telephone services
Public switched telecommunications services
On November 15, 1996, we were deemed to be the holder of a license to provide public switched telecommunication services under the Telecommunications Act, 103 of 1996, and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to provide public switched telecommunications services in South Africa for a minimum validity period of 25 years, which included our exclusivity period of five years ended May 7, 2002.  Under this license we are authorized to provide, among other things, the following:
 •
national long distance telecommunications services;
 •
international telecommunications services;
 •
local access telecommunications services;
 •
public pay telephone services;
 •
fixed-lines, infrastructure and facilities required to provide the above services;
 •
telecommunications facilities to be used by any person for the provision of value-added network services;
  •
telecommunications facilities comprising fixed-lines to be used by operators for the provision of mobile communications services and any other telecommunications services;

 •
telecommunications facilities to be used by any person for the provision of any private telecommunications network, with the exception of certain private telecommunications networks situated on a single piece of land or two or more contiguous pieces of land owned by the same person, or maintained by Transnet or Eskom as authorized under the Telecommunications Act, 103 of 1996;
 •
connection to our network of any other licensed telecommunications system or service both inside and outside of South Africa; and
 •
conveyance of signals to and from telecommunications systems and equipment connected to our network, together with any switching or other services incidental to such conveyance.
Additionally, we are entitled under the Telecommunications Act, 103 of 1996, to manufacture, sell, supply, distribute and maintain certain telecommunication facilities and equipment, including customer premises equipment and software, provided that ICASA consents to the commercial marketing, distribution or sale of such facilities or equipment.
Furthermore, the 2001 amendment to the Telecommunications Act, 103 of 1996, provides for fixed-mobile services to be deemed a new public switched telecommunications service that may be provided with a public switched telecommunications service license or an underserviced area license.  A fixed-mobile service is a service that permits a customer of the licensee to access the public switched telecommunications network of the licensee and obtain telecommunications services from such licensee from either a fixed point or while in motion within the local exchange area, but does not permit or include call handover between cells.  Our public switched telecommunications service license has not yet been amended to include fixed-mobile services and it is not expected that it will be so amended until a license is issued to a second national operator.
The license fee payable by us under this license amounts to 0.1% of our annual revenues generated from the provision of the licensed public switched telecommunications services.
Our public switched telecommunications services license may be revoked by ICASA if we repeatedly fail to comply with an order made by ICASA pursuant to the Telecommunications Act, 103 of 1996, and fail to correct the non compliance within 90 days of being requested to comply, or if we are placed in final liquidation or under a provisional or final judicial management order.  Our license required us to pay penalties for missing the service quality and line-rollout targets contained in our license.  Based on our current license, we estimated and paid total penalties for failing to meet these targets of approximately R15 million.  This amount is subject to review by
ICASA.

The following table sets forth certain information relating to service quality and line roll-out targets under our public switched telecommunications services license for the exclusivity period ending May 7, 2002.

Target
Actual
Service quality targets

Faults per 1,000 lines: Business
370
288
Faults per 1,000 lines: Residential
390
528
Faults cleared within 48 hours: Business (%)
86
96
Faults cleared within 48 hours: Residential (%)
78
94
Service of public payphones (%)

Coin telephones
90                                95
Card telephones
95                                98
Business orders met within 28 days
90
97
Business orders met within 90 days
98
99.85
Residential orders met within 28 days
80
95
Residential orders met within 120 days
98
99.79
Line roll out targets

Lines, excluding payphones
2,690,000
2,673,552
Payphones
120,000                      132,990
Areas with a teledensity of less than 5%
1,676,000
1,787,968
Priority customers
20,246                        25,577
Villages
3,204                          2,699
Replacement lines
1,252,000
1,159,668

We are also obliged to publish our charges and the manner which we adopt for determining those charges in respect of the various telecommunications services provided by us.  Provision is also made for the protection of customer confidentiality and other information that we receive from our customers in the course of providing telecommunications services to them.  Bills to our customers must reflect the type of service, the units for which charges are made, and at a minimum, the starting time of each connection, the number called and the duration and number of units for each call.  Our records must identify for customers the basis for the amount charged for the use of our services and we are required to retain such information to allow ICASA the ability to have an independent quality assurance check performed to ensure that the billing process complies with the aforesaid requirements.
Our license also requires us to establish efficient procedures, taking into account predominant regional languages and to provide assistance to customers with complaints during normal business hours.  Our procedures for dealing with customer complaints must include a procedure for referring any disputes relating to such complaints to an affordable independent arbitration procedure instead of a court.  Finally, we are required, in consultation with
ICASA, to prepare and publish a code of practice that duly takes account of predominant regional languages, giving guidance to our customers in respect of any disputes with and complaints from such customers relating to the provision of telecommunications services.
ICASA has indicated that they may seek to review and possibly amend the terms of our public switched telecommunications services license in 2003/2004.  It is not clear whether this will in fact happen or, if ICASA does seek to do so, to what extent ICASA will seek to impose new service and installation targets in our public switched telecommunications services license or impose additional obligations on us.  However, under our existing license, such a review and amendment can, in some instances, only be effected through a public comment process with our participation and, in other instances, only with our consent.  We cannot, however, predict the outcome of such contemplated review.
Other licenses
On November 15, 1996, we were deemed to be the holder of a license to provide value-added network services under the Telecommunications Act, 103 of 1996, and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to provide value-added network services on a non-exclusive basis for a period of 25 years.
Our value-added network service license may be revoked by ICASA if we repeatedly fail to comply with an order made by ICASA and fail to correct the non-compliance within 90 days, or if we are placed in final liquidation or under a provisional or final judicial management order.
On February 21, 1997, we were deemed to be the holder of a radio frequency spectrum license to provide telecommunication services and facilities, and on May 7, 1997, we were issued a written license by the Minister for
Posts, Telecommunications and Broadcasting to use the relevant bands of radio frequency spectrum.  We use the radio spectrum for the provision of fixed links within our network, both land based and satellite, and for wireless local loop applications.  Where these bands were licensed to us on a shared or non-exclusive basis, ICASA is to ensure that any other licenses issued to other entities do not create harmful interference with our use of the radio frequency spectrum.  Our use of the radio frequency spectrum is subject to our compliance with the relevant provisions of international telecommunications conventions, the radio regulations and the International
Telecommunications Union radio regulations agreed to or adopted by the Republic of South Africa.  We are only authorized to use our assigned frequency bands for the provision of public switched telecommunication services.
Our radio frequency spectrum license may be revoked by ICASA if we repeatedly fail to comply with an order made by it and fail to correct the non-compliance within 90 days of being requested to comply, or if we are placed in final liquidation or under a provisional or final judicial management order.  Additionally, our radio frequency license will terminate if our public switched telecommunication services license is terminated.
Under the Telecommunications Act, 103 of 1996, each of Vodacom, MTN, Cell C, Telkom and the second national operator will all be entitled to apply for, and acquire, licenses for the use of 1800MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services in the near future.  However, the amount of spectrum that will be licensed and the fees that will be required to obtain the 1800 MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services have not yet been determined.
Our Swiftnet subsidiary has been granted a telecommunications license and a radio frequency spectrum license providing for:
 •
Swiftnet to construct, maintain and operate a national wireless data network and to provide wireless data telecommunication services; and
 •
interconnection with our network.
Under our interconnection agreement with Swiftnet, we must charge Swiftnet those tariffs recommended by ICASA and approved by the Minister of Communications.
Mobile cellular telephone services
On September 30, 1992, a multiparty implementation agreement was concluded between us, Vodacom,
MTN, the Postmaster-General and the South African Government dealing with the licensing of Vodacom and MTN.
On the same date, Vodacom was issued with a mobile cellular telecommunications license for a validity period of 15 years.

On July 1, 1997, Vodacom was deemed to be the holder of a license to provide mobile cellular telecommunications services in accordance with the Telecommunications Act, 103 of 1996, subject to the terms and conditions of the written mobile cellular telecommunications license issued by the Postmaster-General and the multiparty implementation agreement, and on August 19, 2002, Vodacom was issued a written mobile cellular telecommunications service license by the Minister of Communications and ICASA, pursuant to the
Telecommunications Act, 103 of 1996, incorporating the terms and conditions of the original license and agreement, subject to certain legislatively mandated changes.  Under this license, Vodacom is authorized to construct, maintain and use its public land mobile communications network for the provision of mobile cellular telecommunications services, and to interconnect with our public switched telecommunications network and the public land mobile
communications networks of other licensed mobile cellular telecommunications service providers.   An initial
license fee of R100,000,000 was payable by Vodacom and an ongoing license fee of 5% of Vodacom's audited net operational income generated from the provision of the licensed services is payable by Vodacom quarterly in arrears.
Vodacom's mobile cellular telecommunications license may be revoked by ICASA, with the approval of the Minister of Communications, if Vodacom agrees, Vodacom is placed in liquidation or under judicial management, there is a change in the direct or indirect ownership of 25% of the issued voting share capital of
Vodacom in any one transfer or a change in the ownership of any of the issued voting share capital of Vodacom that results in a change to the composition of one-quarter of Vodacom's board of directors, in either case without
ICASA's prior written approval, Vodacom takes steps to deregister itself or is deregistered, or Vodacom fails to pay the required license fee after due demand by ICASA.
Vodacom's use of its public land mobile communications network is authorized for the provision of a GSM based national mobile cellular telecommunications service and the connection of fixed and mobile terminal equipment using GSM cellular telephony technology.  For the duration of this license, Vodacom's network must conform to the GSM specification standards and recommendations of the International Telecommunications Union
as adopted by South Africa, as well as with the GSM specifications set by the European Technical Standards
Institute, or ETSI.  ICASA is in the process of amending Vodacom's license to authorize dual band GSM900/1800 operation, consistent with recent legislative provisions mandating that ICASA grant 1800MHz spectrum to
Vodacom upon application, which has been made.
Vodacom was required to comply with service and installation targets that were set forth in the terms of its mobile cellular telecommunications license and to maintain the lines so installed.  Vodacom's license required it to install and thereafter to maintain 22,000 community service telephones in rural and previously disadvantaged communities or areas by June 1, 1999 and to provide network coverage to 60% of the South African population within two years, and 70% within four years.  In addition, one of the conditions to Vodacom's license was a requirement that it generate R1 billion of economic activity over ten years.  All license requirements were achieved by Vodacom within or prior to the required time periods.
Vodacom's mobile cellular telecommunications license requires Vodacom to provide facilities to enable a caller, free of charge, to communicate with an emergency organization as swiftly as practicable and sets out certain customer service standards with which Vodacom is required to comply.  This license also requires Vodacom to use reasonable endeavors to ensure that certain information is kept confidential.  Vodacom is obliged to provide directory services and to liaise with other licensees in that regard.  Vodacom and its service providers are not entitled to show any undue preference to any person or class of person and Vodacom must develop, publish and enforce guidelines for use by its personnel when handling inquiries and complaints from customers to whom it supplies telecommunications facilities.  These guidelines must be included in its contracts with service providers and must be published and available to customers.  Vodacom's license prescribes that the guidelines must address the following areas of the provision of customer services:
 •
procedures for handling customer complaints;
 •
the time frame for handling customer complaints through such procedures;
 •
further recourse available to a customer who is dissatisfied with Vodacom's complaint handling procedures;

 •
procedures adopted by Vodacom to check the accuracy of a customer's telephone account;
  •
procedures to be adopted by Vodacom to assist customers in disaster situations; and
  •
availability to customers of quality of service information relating to Vodacom's network services.
Vodacom was also issued a radio frequency spectrum license simultaneously with its mobile cellular telecommunications license permitting it to use the 890.2/935.2MHz to 900.0/945.0MHz radio frequency spectrum for purposes of providing mobile cellular telecommunications services, valid for the duration of Vodacom's mobile telecommunications license of fifteen years.  Vodacom was also granted a license, effective July 1, 1995 for the use of an additional 1 x 2 MHz of GSM900 radio frequency spectrum under its mobile cellular telecommunications license.  Pursuant to the Telecommunications Act, 103 of 1996, the three mobile cellular licensees were given the right, upon application, to be granted licenses to use 1800MHz frequency spectrum on payment of fees as determined by the Minister of Communications.  In certain cases, there are existing users of this spectrum so that it may be necessary to clear the 1800MHz frequency spectrum before it can be licensed.  The Telecommunications
Act, 103 of 1996, envisaged that unless the Minister of Communications extended the May 30, 2002 deadline for applications, the spectrum would be issued by the end of June 2002.  The Minister of Communications did not
extend the May 30, 2002 deadline.  Vodacom applied for 1800 MHz frequency spectrum on May 30, 2002, but has not yet been licensed.  Although the Minister of Communications has announced the spectrum price on May 29,
2002, the determination has not yet been published in the Government Gazette.
In terms of the Minister's budget vote speech, the 1800 MHz spectrum price, for a 1800 MHz spectrum assignment valid for 15 years, in respect of mobile operators will comprise of the following:
 •
R5 million per annum access fee (same as 900 MHz spectrum);
 •
R100 000 per 1 MHz pair (same as 900 MHz spectrum fee);
 •
250,000 phones/numbers to emergency service organizations; and
 •
4 million SIM cards to needy persons.
A working group consisting of representatives of the departments , Education, Finance, Treasury and the operators will consult and agree on how the phones and SIM cards described above  will be distributed.  The phone and SIM card obligation will be shared amongst the three mobile operators over a period of 5 years.
Vodacom has officially requested ICASA to commence with the processing of Vodacom's application for a
"permanent" assignment of the 1800 MHz spectrum, which was submitted on May 30, 2002, to ensure the issuance of the 15 year spectrum licence prior to the expiration of the temporary spectrum licence.
Vodacom was also issued a license to provide value-added network services on October 20, 1998.  This license is a temporary license and is valid until three months after the promulgation of final regulations applicable to value-added network services by ICASA.  To date, final regulations relating to value-added network services have not been promulgated.  As a result of the uncertainty surrounding the regulatory regime applicable to value-added network services, ICASA adopted the practice of issuing temporary value-added network services licenses, valid up until three months after promulgation of final value-added network services regulations.  This would allow final licenses to be issued incorporating the relevant regulations.  Licensees will be required to reapply for licenses to provide value-added network services once final regulations are issued.
Vodacom is currently providing commercial mobile telecommunication service using 900 MHz and 1800
MHz radio frequency spectrum.  A temporary assignment of 1800 MHz spectrum is currently being used in terms of a radio frequency licence, which commenced on May 10, 2003 and will expire on August 10, 2003.  The current temporary licence was preceded by a similar licence for the previous three-month period.  The current temporary licence, or any future successor temporary licences, may terminate fourteen days after the Minister's 1800 MHz spectrum price determination has been published in the Government Gazette.

Vodacom is obliged to keep and maintain statistics on complaints made to it by its customers.  The statistics must be provided to ICASA at least once every six months and ICASA may, after consultation with
Vodacom, publish these statistics.
Ownership Restrictions
Pursuant to the ownership regulations issued under the Telecommunications Act, 103 of 1996, Telkom is a public switched telecommunications services licensee operating in a "concentrated market," which is a market where there are fewer than five licensees.  Pursuant to these regulations, no person who holds a direct or indirect 5%
ownership interest in Telkom, other than the Government of the Republic of South Africa and passive institutional investors who do not participate in our management, is entitled to hold a 5% or greater ownership interest in any other licensed operator providing the same category of telecommunications services as Telkom in that concentrated market, such as the second national operator.  The same prohibition applies in relation to a person holding such an ownership interest in both Vodacom and another mobile cellular telecommunications service licensee.  In addition, licensees such as Telkom and Vodacom are required to maintain accurate and detailed records indicating the name, address, telephone number, e-mail address and other contact details of all persons holding a direct or indirect ownership interest of 5% or more in the licensee, the number of shares or other ownership interests owned of record by each such person, the identity of each such person entitled to vote and the like, and must annually file such information with ICASA.  ICASA is entitled, at the request of the licensee, to waive the licensee's obligations with respect to maintaining certain of the information where the licensee's issued share capital is listed on the JSE or any other internationally recognized securities exchange and the information is not kept in the ordinary course with respect to such listed issued share capital and is not otherwise required by such exchanges.  Under the same regulations, licensees such as Telkom and Vodacom are required to obtain the prior written approval of ICASA, in an application that is signed by the licensee, the transferor and the transferee, for any transfer of a control interest in the licensee.  A control interest in a licensee includes a direct or indirect:
 •
beneficial ownership of more than 25% of the issued share capital of that licensee;
 •
entitlement to vote a majority of the votes that may be cast at a general meeting of that licensee;
 •
ability to appoint or veto the appointment of a majority of the directors of that licensee;
 •
holding company of that licensee; or
 •
ability to direct or cause the direction of the management and policies of that licensee in a way similar to the foregoing.
The criterion to be used by ICASA in considering the application is whether the licensee will be able to satisfy its obligations under its licenses and comply with the Telecommunications Act, 103 of 1996, and the regulations thereunder after the transfer concerned.  Any transfer in violation of these regulations is void.
Other Regulatory Issues
We are subject to the provisions of the Competition Act, 89 of 1998, which, together with the
Telecommunications Act, 103 of 1996, regulates uncompetitive behavior in the communications industry in South
Africa.  The Competition Commission and ICASA have come to an arrangement regarding jurisdictional issues existing between the two regulations.  Under the provision of these two Acts, we may not act uncompetitively or unfairly discriminate against any person.
The Republic of South Africa is a member of the World Trade Organization and is a signatory to the Basic
Agreement on Telecommunications.  The commitments made by the Republic of South Africa are embodied in the provisions of the Telecommunications Act, 103 of 1996, in respect of the liberalization of the South African telecommunications industry.

The Interception and Monitoring Prohibition Act, 127 of 1992, requires Telkom, Vodacom and other licensees to install equipment and put in place procedures that would allow certain agencies of the Government of the Republic of South Africa to intercept and monitor communications over our respective networks and to retain records and copies of such communications for a prescribed period of time.  Telkom's and Vodacom's compliance with this requirement will require Telkom and Vodacom to increase capital and operational expenditure.  Our estimated capital expenditure and the extent of the cost recoverability have not been determined.
In certain South African judgments, we have been regarded as an organ of state.  In addition, some legislation, notably the South African Promotion of Administrative Justice Act, 3 of 2000, have provisions that identify us as rendering a public service.  As a result, some decisions that would otherwise be normal business decisions in other listed companies need to go through a consultative process with the Government before we can make them.
Finally, our subsidiary Swiftnet is required, in terms of its license, to have at least 30% of its shares held by historically disadvantaged individuals or entities.  In accordance with such requirement, a black economic empowerment investor acquired a 30% equity stake in Swiftnet, subject to its ability to raise the necessary funding to pay for the interest.  We reacquired this 30% stake, thus placing Swiftnet in breach of its license requirement.
ICASA has required Swiftnet to remedy the breach of its license.  If not remedied, there is a risk of Swiftnet's license being revoked.
ORGANIZATIONAL STRUCTURE
Our business consists of two segments:
 •
a fixed-line segment; and
 •
a mobile segment.
Our fixed-line segment consists of our fixed-line business, which provides fixed-line access and data communications services through Telkom; directory services through our 64.9% owned Telkom Directory Services subsidiary; and wireless data services through our wholly-owned Swiftnet subsidiary.  Our mobile segment consists of our 50% interest in Vodacom, our joint venture.  Our group operational structure is as follows:
Fixed-Line
Telkom SA Limited
Swiftnet (Proprietary)
Limited
Mobile
Vodacom Group
(Proprietary) Limited
Telkom Directory Services
(Proprietary) Limited
50.0%
64.9%
100.0%

PROPERTY, PLANT AND EQUIPMENT
Fixed-line
Our principal executive offices are located at Telkom Towers North, 152 Proes Street, Pretoria 0002,
Republic of South Africa and comprise approximately 27,000 square meters of office space.  In addition, our information technology center comprised approximately 22,000 square meters and our network operations center comprised approximately 24,500 square meters.  Our executive offices are leased from the Telkom Retirement Fund under a lease agreement which will expire on January 31, 2019.  The total area of all our properties as of March 31,
2003 comprised approximately 2.6 million square meters consisting of approximately 1.8 million square meters of owned properties and approximately 800 million square meters of leased properties.  As of March 31, 2003, we leased approximately 405,000 square meters of office space pursuant to lease agreements.  Except as stated to the contrary below, our leases expire at various times ranging from one month to five years.
Our properties primarily consist of 2,459 electronic telephone exchanges, 49 microwave transmission towers, three satellite stations, 140 customer service branches, 263 customer service centers, three information technology centers and one network management center.
Details of the principal immovable property leased and owned by our fixed-line business as of March 31,
2003 are as follows:
Type of
Property
Leased
or
Owned
Lessor
Lessee
Location
Current
Monthly
Rental
Expiration
date
Head office
Leased
Telkom
Retirement Fund
Telkom
152 Proes Street,
Pretoria
South Africa
R978,136
Jan 31, 2019
Equipment
related
Leased
Telkom
Retirement Fund
Telkom
178 Vermeulen
Street, Pretoria
South Africa
R325,740
Jan 31, 2019
Information
technology
center
Leased
Telkom
Retirement Fund
Telkom
21 Teddington
Street, Tygerberg,
Bellville
South Africa
R809,596
Jan 31, 2019
Network
operations
center
Owned                     n/a
n/a
91 Oak Avenue,
Highveld, Centurion
South Africa
n/a                                n/a
Hillbrow
microwave
tower
Owned                   n/a
n/a
Claim Street,
Hillbrow,
Johannesburg
South Africa
n/a                                n/a
Pretoria
microwave
tower
Owned                 n/a
n/a
Devenish Street,
Groenkloof, Pretoria
South Africa
n/a                              n/a
Hartebeestho
ek
satellite
station
Owned                 n/a
n/a
Old Krugersdrop
Road, On The Farm
Hartebeesthoek
South Africa
n/a                             n/a
Electronic
telephone
exchange
Owned                n/a
n/a
Sivewright Street,
New Doornfontein,
Johannesburg
South Africa
n/a                              n/a

Our leased and owned property facilities are managed pursuant to a management agreement with
Telecommunications Facilities Management Company (Proprietary) Limited, a company incorporated in the
Republic of South Africa, of Meersig Building, 48 West Avenue, Centurion.  The consideration paid to
Telecommunications Facilities Management Company for management services in the year ended March 31, 2003 was R149 million.  The management agreement terminates on March 31, 2011.
On September 1, 2002, Telkom issued an information memorandum inviting potential investors to provide to us by November 2002, preliminary submissions to purchase a substantial portion of its fixed-line property portfolio and lease that property back to us.  On May 23, 2003, Telkom announced that it had terminated its information memorandum relating to the proposed sale and lease-back transaction because the bidding process failed to produce a commercially acceptable solution for Telkom.  Telkom does not intend at this time of releasing another information memorandum relating to its property portfolio and cannot assure you that any transaction will ultimately be consummated.
Mobile Communications
Vodacom's principal executive offices are located at Vodacom Corporate Park, 082 Vodacom Boulevard,
Vodavalley, Midrand, 1683, Republic of South Africa.  Other properties include 5,393 base transceiver stations, 221 base station controllers, 37 mobile switching centers, a network management center and a customer service center.
The total leased area of all of Vodacom's properties, excluding its network and retail outlets, was approximately
151,000 square meters as of March 31, 2003, consisting of approximately 102,000 square meters of  properties under finance leases and approximately 49,000 square meters of properties under operating leases.  Of these properties, approximately 8,000 square meters have been sublet.  Vodacom's leases expire at various times ranging from 5 years to 9 years.
Vodacom leases transmission lines from us under a lease agreement for the provision of its backbone infrastructure.

Item 5.  Operating and Financial Review and Prospects
OPERATING RESULTS
You should read the following discussion together with the consolidated financial statements of the Telkom
Group and Vodacom and the notes thereto included elsewhere in this annual report.  The Telkom Group and
Vodacom have prepared their financial statements in accordance with IFRS, which differs in certain respects from
US GAAP.  For a description of the principal differences between IFRS and US GAAP relevant to the financial statements of the Telkom Group and Vodacom and a reconciliation to US GAAP of net income and profit and shareholders' equity, see note 44 of the notes to the audited consolidated financial statements of the Telkom Group as of and for the three years in the period ended March 31, 2003 and note 43 of the notes to the audited consolidated financial statements of Vodacom as of and for the three years in the period ended March 31, 2003.
Overview of our Business
We are currently the sole provider of public switched telecommunications services in South Africa, providing fixed-line voice and data services.  In addition, we participate in the South African mobile communications market through our 50% interest in Vodacom, the largest mobile communications network operator in South Africa based on total reported customers.  We also provide directory services and other services through our subsidiaries, Telkom Directory Services (Proprietary) Limited and Swiftnet (Proprietary) Limited, both of which are companies incorporated in the Republic of South Africa.
We offer business, residential and payphone customers a wide range of services and products, including:
 •
fixed-line voice services, including subscription and connections services, local, long distance, fixed-
to-mobile and international voice services, interconnection and transit communications services, value-
added voice services, customer premises equipment sales and directory services;
 •
fixed-line data services, including domestic and international data transmission services, such as leased lines and packet-based services, managed data networking services and internet access and related information technology services;
 •
directory and wireless data services, through our Telkom Directory Services and Swiftnet subsidiaries;
and
 •
mobile communications services, including voice and data services, value-added services and handset sales through Vodacom.
Principal Factors That Affect our Results of Operations
Liberalization of the South African telecommunications market and increasing competition
We had the exclusive right to provide public switched telecommunications services, including international telephone services, in the Republic of South Africa until May 7, 2002.  In May 2002, Sentech was issued licenses to provide international carrier of carriers services and multimedia services.  Due to the continuing liberalization of the communications market, we expect to face competition from a second national operator.  We also expect to face additional competition from small business operators in areas with a teledensity of less than 5%.  At the end of the original bid process for the second national operator, the only two bids received were rejected by ICASA.
Subsequently, the Minister of Communications initiated an alternative bid process.  An evaluation committee appointed by the Minister of Communications has recommended that the Minister pre-qualify two of the four bidders for this license for consideration by ICASA.  The Minister of Communications has indicated that she expects to grant this license in the second half of 2003.  The Minister of Communications identified 27 underserviced areas for the issuance of licenses to small business operators and has issued an invitation to apply for licenses in ten of them.  No bids for these licenses have been received to date.  ICASA has indicated that it expects to issue licenses in these ten areas in 2003 or early 2004.  Further competition may arise as a result of an assessment by the Minister of Communications of the feasibility of issuing additional licenses from May 2005.
In addition, our fixed-line business has faced competition from mobile communications network operators, including Vodacom, and value-added network operators for a number of years.  In recent periods, our fixed-line business has experienced significant customer migration from our fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service.  We also compete with mobile operators who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our network by being transferred directly to mobile networks.
The current South African mobile communications market is dominated by two mobile communications network operators, Vodacom and MTN. In addition, a third mobile communications network operator, Cell C, has competed in this market since November 2001.  While the mobile market in South Africa has continued to grow in the year ended March 31, 2003 and Vodacom believes that it has continued to take a majority of that growth, Cell C has captured an estimated 8% market share since its inception, resulting in an estimated 4% decline in market share for both Vodacom and MTN.  Vodacom's customer acquisition and retention costs have increased primarily as a result of increased competition in the South African mobile communications market.  ICASA has indicated that it intends to license global mobile personal communications services in 2003 or later and to conduct a feasibility study on the licensing of a fourth mobile operator in 2004 or later.
We expect competition in the fixed-line and mobile communications sectors to continue to increase.  As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty and maintaining its leadership in the South African communications market.  As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share in our fixed-line business.  Increased future competition may result in a reduction in Vodacom's overall average tariffs and market share and an increase in its customer acquisition and retention costs.  However, we expect competition to stimulate overall market demand for communications services.
South African fixed-line communications market
While South Africa features a highly developed financial and legal infrastructure at the core of its economy, it also suffers from high levels of unemployment and income disparity.  With respect to the economically disadvantaged portion of the population, communications providers must compete with other basic service providers for customers' limited resources.  In a number of areas of the country and for particular portions of the population, mobile services are the preferred alternative to fixed-line services.
To substantially meet our license targets, we installed a significant number of access lines that proved to be uneconomic and have since been disconnected.  Taking into account recent disconnections, the number of our fixed lines in service grew by a compound annual rate of only 1.0% over the five years ending March 31, 2003.  Although the fixed-line penetration rate in South Africa was only 10.7% as of March 31, 2003, due to the diverse rural geography and demographic factors in South Africa, we do not expect fixed-line penetration rates to increase significantly in the near-term.  In light of these market conditions, we will seek to maximize the utilization of existing capacity, largely through increased sales of our prepaid and other products.
Significant growth in mobile communications market
South Africa has experienced significant growth in the number of mobile users since Global System for
Mobile Technology, or GSM, mobile services were launched in the country in 1994.  The penetration rate for mobile users increased from an estimated 2.4% at March 31, 1997 to an estimated 30.2% at March 31, 2003.  As a result,
Vodacom's revenues increased 22.5% and 21.6% in the 2003 and 2002 financial years, respectively.  While we believe the mobile penetration rate will continue to increase, we do not expect that it will continue to grow at the same high rates that it has experienced in the recent past.  Consequently, Vodacom is placing increased focus on customer retention and providing value-added services in addition to its previous focus on customer acquisition, as well as selective growth in other African countries.

A large part of the growth in mobile services was due to the success of prepaid services.  Approximately
84.6% of Vodacom's South African mobile customers were prepaid customers at March 31, 2003.  Vodacom expects the number of prepaid mobile users to continue to grow as a percentage of total mobile users.  The increasing percentage of prepaid users, who tend to have lower average usage, has resulted in decreasing overall average revenue per customer through the 2002 financial year, despite increasing average revenue per contract customer.  In the 2003 financial year, Vodacom's total ARPU in South Africa remained relatively constant, increasing 0.5%.  Vodacom believes that the decline in its total ARPU in South Africa in recent years has begun to stabilize primarily due to the impact of new, higher ARPU prepaid products, such as 4U, the continued growth in contract ARPU and slower growth rates in overall customers.
Tariff rebalancing
We have made significant progress since 1997 in rebalancing tariffs in our fixed-line segment in order to reduce the need for future tariff adjustments in the face of competition.  Our tariff rebalancing program has resulted in a decrease in the ratio of tariffs for long distance calls to all destinations over 200 km compared to tariffs for local calls from 13.2 : 1 as of March 31, 1997 to 2.7 : 1 as of March 31, 2002.  The weighted average effective price per minute to all international destinations decreased approximately 44% from January 1, 1998 to March 31, 2002.  We have completed our tariff rebalancing program and on January 1, 2003, we increased our long distance tariffs by
12.5% based on the increase in the consumer price index for the twelve months ended September 30, 2002 and increased the average tariff to all international destinations by approximately 5.0%.  The following table shows our long distance to local call ratio for the periods indicated.

As of March 31,

1997
1998
1999
2000
2001
2002
2003
Long distance to local
call ratio
13.2                          9.2                        7.7                         6.9                         5.8                        2.7                        2.7

The rebalancing of tariffs was performed within a price cap mechanism imposed by regulations that limited increases in the overall tariffs in a basket of specified services that we previously had the exclusive right to provide.
Approximately 80% of Telkom's operating revenue in the year ended March 31, 2003 was included in this basket.
Prices on these services are filed with ICASA for approval.  Revenue from services in the basket may not be used to subsidize other products and services outside the basket.  Currently, the overall tariffs for all services in the basket may not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index and measured using revenue for the services in the basket at constant volumes for the prior year.  In addition, prior to
January 1, 2003, the price of any individual product or service included in the basket could not be increased by more than 20% above inflation in South Africa in any year.  Effective January 1, 2003, the price of any individual product or service included in the basket may not be increased by more than 5% above inflation in South Africa in any year.
In December 2002, as a result of an out of court settlement related to our tariff increase in the prior year,
ICASA approved our tariff filing providing for a 9.5% increase in the overall tariffs for all services in the basket effective January 1, 2003, based on the increase in the consumer price index for the twelve months ended September
30, 2002 of 12.5%.  Statistics South Africa Limited recently revised the  calculation of the consumer price index for the twelve months ended September 30, 2002 downward to 11.2%, which could affect our tariffs and operating expenses.  Inflation was 5.7% in the year ended December 31, 2001 based on the consumer price index.  ICASA has indicated its intention to conduct a review of the price control regime, however, a process and timetable for the review have not been announced.  See Item 3. "Key Information--Risk Factors--Risks Related to Regulatory and
Legal Matters--Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit," Item 4. "Information on the Company--Business Overview--Fixed-line
Communications--Fees and Tariffs--Tariff Rebalancing" and Item 4. "Information on the Company--Regulation
and License Requirements."

Interconnection agreements
Telkom amended its interconnection agreements with Vodacom and MTN and entered into a new interconnection agreement with Cell C effective in November 2001.  Telkom's amended interconnection agreements increased the portion of fixed-to-mobile tariffs retained by Telkom.  The adjustments also eliminated volume discounts previously offered to mobile operators for termination of mobile-to-fixed calls on our fixed-line network and equalized termination rates payable by Telkom to mobile operators for incoming international calls with national fixed-to-mobile termination rates.  Telkom's amended interconnection agreements also increased the discount offered on outgoing international calls originating on the mobile networks in order to better prepare us for increased competition from Sentech Limited and the second national operator and from small business operators in areas with a teledensity of less than 5%.  Telkom's interconnection agreements provide for annual increases in the portion of fixed-to-mobile tariffs retained by Telkom and the termination rates payable by Telkom to the mobile operators as well as the termination rates payable to Telkom from the mobile operators for mobile-to-fixed calls commencing in January 2003.
Effective in November 2001, Vodacom and MTN entered into an amended interconnection agreement with each other and new interconnection agreements with Cell C.  These agreements increased the amounts mobile operators are required to pay one another for the termination of mobile-to-mobile calls from November 2001.  These amendments also introduced an interconnection rate of 4 SA Cents for the termination of calls by mobile operators for calls originating from other mobile operator's community service phones, whereas previously these calls were terminated at no charge.  These amendments have increased Vodacom's payments to other operators, while increasing the interconnection revenue received by Vodacom.
See Item 4.  "Information on the Company -- Business Overview -- Fixed-line communications -- Fees and tariffs -- Interconnection tariffs."
Vodacom's increasing interconnection payments
Vodacom's interconnection payments and margins have been negatively impacted by the increasing percentage of mobile-to-mobile traffic and the decreasing percentage of mobile-to-fixed traffic as the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom's fixed-line network.  Vodacom's interconnection payments have also increased as a result of the increase in interconnection tariffs in November 2001 and January 2003 under Vodacom's amended interconnection agreements.  As a result,
Vodacom's net interconnect revenue in South Africa decreased in the 2003 financial year.  As the mobile communications market continues to grow in South Africa, Vodacom expects that interconnection payments will continue to increase and adversely impact Vodacom's profit margins.
Fixed-line license obligations
Our public switched telecommunications services license included service and fixed line roll-out targets that were required to be met through May 7, 2002.  We substantially met all of our fixed-line service and line roll-
out targets with the exception of our residential fault rate target, our aggregate fixed-line roll-out target and targets which required us to provide service to underserviced villages and to replace analog lines with digital lines.
We elected not to roll-out lines in our last year of exclusivity in areas where it was not economical.  As a result we missed our line-roll-out target by 16,448 lines.  Our license required us to pay penalties for missing the service quality and line roll-out targets contained in our license.  Based on the previous requirements contained in our existing license, we paid total penalties for failing to meet these targets of approximately R15 million.  The amount of these penalties is subject to review by ICASA.  We do not currently anticipate that we will have any additional fixed line roll-out targets.
Fixed-line network modernization and line roll-out program
In 1997, we embarked on an extensive five year capital investment program in our fixed-line business.  Our total fixed-line investment for the five years ended March 31, 2002 was R41.7 billion ($5.3 billion), of which R27.9 billion ($3.5 billion) was for network modernization and line roll out in order to comply with our license obligations and prepare for competition.  Our five-year line roll-out program in our fixed-line business is largely complete.  We spent approximately R4.0 billion ($506 million) on fixed-line capital expenditures in the year ended March 31,
2003, which was lower than budgeted fixed-line capital expenditure for the 2003 financial year of R4.9 billion primarily as a result of more stringent investment criteria for capital investment, savings resulting from the relative strength of the Rand against the US Dollar and Euro and projects carried forward to the 2004 financial year.  In the future, we intend to selectively invest in our fixed-line segment on a smaller scale based on customer demand and economic viability.  We also intend to make capital expenditures in growing business areas such as data services and for improving the quality and efficiency of our network and support systems.  We have budgeted to spend approximately R5.0 billion in the year ended March 31, 2004 on fixed-line capital expenditures.  The increase in budgeted fixed-line capital expenditures in the 2004 financial year is due to delayed projects in the 2003 financial year, increased capital investment on operational support systems and increased provisions for regulatory capital investment, primarily carrier pre-selection and monitoring and interception.  Our capital expenditures are continuously examined and evaluated against the economic benefit and may be revised in light of changing business conditions, investment opportunities and other business factors.
The following table shows the amounts included in our total fixed-line capital expenditure for the periods indicated.
Fixed-line capital expenditure

Year ended March 31,

1998
1999
2000
2001
2002
2003

ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
 (unaudited)

(in millions)
Base  expansion  and  core  network . . . . . . .
4,123
7,492
5,011
4,797
2,831
1,662
Network  evolution . . . . . . . . . . . . . . . .
764
1,430
954
985
1,906
968
Efficiencies  and  improvements. . . . . . . . .
682
1,433
1,827
1,985
1,743
1,226
Company support and other. . . . . . . . . . .                                         944
1,102
676
530
482
157
Total fixed-line capital expenditure. . . . .                                6,513
11,457
8,468
8,297
6,962
4,013
Capital expenditure as a percentage of fixed-
line operating revenue (%) . . . . . . . . .
  n/a
   n/a
     36
     31
     25
     14

Customer non-payments
We have experienced significant bad debts in our fixed-line business, particularly in impoverished areas where we were required to expand our network pursuant to our license obligations.  We disconnected a substantial number of telephone lines in response to these non-payments primarily in our 2002 and 2001 financial years.  We incurred bad debt expenses of R965 million and R671 million in our fixed-line segment during the years ended
March 31, 2002 and 2001, respectively.  To control our bad debts, we have implemented a more rapid disconnection policy for non-payments, improved credit vetting and controls, instituted a better collection program, continued to promote our prepaid fixed-line services and encouraged non-paying postpaid customers to migrate to prepaid services.  Bad debt expense in our fixed-line segment decreased to R215 million in the 2003 financial year due to lower bad debt write-offs and a R276 million reduction in the provision for doubtful accounts on our balance sheet.
We cannot assure you that bad debt expense and bad debt write-offs in our fixed-line segment will remain at these levels and will not increase in the future.
Transformation of our fixed-line business from a majority government owned entity to a market and profit-
oriented enterprise
We are in the final stages of changing the orientation of our fixed-line business from a majority governmental owned entity to a market and profit-oriented business.  To achieve this, we began a transformation program in 1997 with the help of our strategic equity investors to reorganize our fixed-line business along functional lines.  Our focus was to change our corporate culture, improve the skills of our South African employees, increase the focus of our marketing efforts, outsource non-core operations and manage revenue generation and operating expenses more effectively.
Employee-related expenses are a significant component of our total fixed-line operating expenses.  The number of our fixed-line employees, excluding our Telkom Directory Services and Swiftnet subsidiaries, declined by approximately 21,450 positions from March 31, 1997 through March 31, 2003.  We spent R244 million, R373 million and R132 million in the years ended March 31, 2003, 2002 and 2001, respectively, on our employee restructuring program.  We intend to continue to reduce our fixed-line headcount over the next few years.
In addition, we have identified and outsourced six non-core activities since March 31, 2000.  We received
R804 million from our outsourcing program, which we have utilized to further upgrade and expand our fixed-line network, invest in our core operations and reduce debt.
Volatility of the Rand and adoption of  IAS 39
In recent years, the value of the Rand as measured against the Dollar has declined considerably.  The Rand declined from R5.90 per $1.00 at December 31, 1998 to R12.00 per $1.00 at December 31, 2001.  However, during the year ended March 31, 2003, the value of the Rand as measured against the Dollar has increased.  The exchange rate between the Rand and the Dollar was R11.38 per $1.00 as of March 29, 2002, R7.90 per $1.00 as of March 31,
2003 and R7.39 per $1.00 as of July 30, 2003.  Telkom's policy is to fully hedge its foreign denominated debt and operating and capital expenditures.  Vodacom's policy is to hedge all its foreign denominated commitments for operating and capital expenditures for its South African operations.  Further decreases in the value of the Rand as measured against other currencies could increase the future cost in Rand terms of our foreign denominated debt, our foreign denominated financing costs and our foreign denominated operating and capital expenditures.
During the year ended March 31, 2002, Telkom and Vodacom prospectively adopted IAS 39 -- Recognition and Measurement of Financial Instruments.  Under this standard, fair value adjustments on financial instruments are recorded in the Telkom Group's consolidated financial statements in the period they occur.  The effect of the application of this new standard and foreign currency revaluations increased our consolidated opening retained earnings balance by R584 million and increased our consolidated profit before tax by R635 million in the 2002 financial year.  The effect of the application of this standard decreased our consolidated profit before tax by R1,285 million in the 2003 financial year.  Future exchange rate volatility is expected to continue to materially impact our future results due to the large volume of foreign exchange contracts entered into by us to cover our foreign currency denominated debt, financing and operating costs and capital expenditures.
Strategic equity investor participation
We have significantly benefited over the past six years from the knowledge and experience of our strategic equity investors, SBC Communications and Telekom Malaysia.  We are a party to a strategic services agreement with our strategic equity investors pursuant to which they had the ability to exercise effective operational and managerial control over us until May 2002.  Our strategic equity investors provided us with a number of management and operational services, including participation in Telkom's operating committee and provided us with a number of key employees who served in various management and executive officer positions.  Since May
2002, our strategic equity investors no longer exercise effective operational and managerial control over us, but their nominees continue to occupy key managerial positions, including chief operating officer, chief financial officer and chief strategic officer, and they participate in Telkom's operating committee and continue to provide us with strategic direction.  At March 31, 2003, we had 32 strategic equity investor employees compared to 39 at March 31,
2002 and 77 at March 31, 2001.  In May 2004, Thintana will only have the right to appoint six positions, but Telkom may request additional positions to be filled.  We make payments to our strategic equity investors for these services as described in Item 7 "Major Shareholders and Related Party Transactions -- Related Party Transactions --
Shareholder Arrangements -- Strategic Services Agreement".

Telcordia dispute
Telkom spent R594 million in the 2000 and 2001 financial years for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia.  In the 2001 financial year, the agreement with Telcordia was terminated.  Telkom wrote off R119 million of this investment in the 2001 financial year.  Following an assessment of the viability of the assets related to the Telcordia initiative, Telkom wrote-off the balance of these assets of R346 million in the 2002 financial year.  In March 2001, Telcordia instituted arbitration proceedings against Telkom, seeking approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year.  In September 2002, a partial ruling was issued by the arbitrator in favor of
Telcordia.  Telkom has launched review proceedings in the South African High Court in respect of this partial ruling, the hearing of which has been scheduled to occur in August 2003.  Telcordia also petitioned the United States
District Court for the District of Columbia to confirm the partial ruling, which petition was denied.  The arbitration proceedings and the amount of Telkom's liability are not expected to be finalized until late 2003 or early 2004.  As of March 31, 2003, Telkom had a cumulative provision of R356 million for its estimate of probable liabilities, including interest, legal fees and foreign exchange impacts, in respect of the Telcordia claim on the Telkom Group's consolidated balance sheet.  See Item 3.  "Key Information  Risk Factors  Risks Related to Regulatory and Legal
Matters  If Telcordia Technologies Incorporated, a New Jersey corporation, were able to recover substantial damages in its arbitration proceedings against Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause Telkom's indebtedness to increase and its net profit to decline" and Item 8. "Financial Information -- Consolidated Financial Statements and Other Financial
Information -- Legal Proceedings".
Vodacom's sale of non-core assets and restructuring of service providers
In the  2002 and 2001 financial years  Vodacom sold off all its non-core assets in line with its strategy to focus on its core mobile business.  These companies included  Film Fun Holdings (Proprietary) Limited, a television rental company incorporated in the Republic of South Africa; Vodacom World Online (Proprietary) Limited, an
internet company incorporated in the Republic of South Africa; and Vodacom Sport & Entertainment (Proprietary)
Limited, Vodacom's former sponsorship and event management company incorporated in the Republic of South
Africa.  In the 2001 financial year, Vodacom consolidated a number of previously partially owned service providers.
The sale of Vodacom's non-core assets in the 2002 financial year, the write-off of Vodacom's investment in
Globalstar, a satellite network, in the 2001 financial year, and the costs incurred in restructuring Vodacom's service providers in the 2001 financial year, resulted in a profit of R56 million in the 2002 financial year and a loss of R213 million in the 2001 financial year.  These amounts are attributable to our interest in Vodacom, 50% of which are included in the Telkom Group's consolidated operating expenses.  In the future, Vodacom intends to focus on its core mobile business.
Theft, vandalism, network fraud, payphone fraud and non-licensed operators
We have experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business.
Theft and vandalism have caused our fixed-line fault rates to increase, and the repair time on our network and network downtime associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs.  We have also lost operating revenue to non-licensed operators providing telecommunications services in South Africa.  If we are unable to minimize theft, vandalism, network fraud and payphone fraud, or if we continue to lose operating revenue to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.
Recent Developments
Negotiations with labor unions
Telkom's agreement covering the terms of employment of its fixed-line unionized employees and other non-management employees in Telkom's bargaining unit, excluding our Telkom Directory Services and Swiftnet subsidiaries, expired on March 31, 2003 and negotiations for a new agreement were concluded with ATU on May
23, 2003 and with CWU on June 6, 2003.  The new three year agreement is effective from April 1, 2003 and applies to approximately 92% of our total fixed-line employees, excluding our Telkom Directory Services and Swiftnet subsidiaries.  The new agreement provides for a 9% salary increase in the year ended March 31, 2004, an 8% salary increase in the year ended March 31, 2005 and a 7% salary increase in the year ended March 31, 2006.  In addition, the increase in Telkom's contributions to medical aid schemes will be limited to salary increases.
Property portfolio transaction
On September 1, 2002, Telkom issued an information memorandum inviting potential investors to provide to us preliminary submissions to purchase a substantial portion of its fixed-line property portfolio and lease that property back to us.  On May 23, 2003, Telkom announced that it had terminated its information memorandum relating to the proposed sale and lease-back transaction because the bidding process failed to produce a commercially acceptable solution for Telkom.  Telkom does not intend at this time to release another information memorandum relating to its property portfolio and cannot assure you that any transaction will ultimately be consummated.
Summary of Operations
Our operating results reflect the factors and changing patterns described in " Principal factors that affect our results of operations" above.  The key business changes during the three years ended March 31, 2003 were:
 •
increased revenue and profitability from our mobile segment due to an increased number of mobile customers;
 •
increased revenue and profitability from our mobile and fixed-line data services;
 •
decreased fixed access lines in service primarily as a result of customer migration to mobile services and disconnections due to customer non-payments, as well as lower connections primarily in the year ended March 31, 2003, all of which adversely impacted fixed-line revenue;
 •
increased substitution of calls placed using mobile services rather than our fixed-line service adversely impacting fixed-line traffic revenue;
 •
increased fixed-line local traffic tariffs and decreased average fixed-line long distance traffic tariffs and international traffic tariffs in the 2002 and 2003 financial years due to tariff rebalancing, although we increased fixed-line long distance and international traffic tariffs as of January 1, 2003 as we have completed our tariff rebalancing;
 •
increased fixed-to-mobile traffic revenue primarily due to fixed-to-mobile traffic tariff increases in
November 2001 and increased traffic in the 2001 and 2002 financial years;
 •
decreased net South African interconnection revenue in our mobile segment in the 2003 financial year due to the increasing percentage of mobile-to-mobile traffic, diluting the percentage of mobile-to-fixed traffic and higher interconnection tariffs under the amended interconnection agreements;
 •
reduced numbers of employees as we focused on improving the profitability of our fixed-line segment;
 •
reduced fixed-line capital expenditure after having made significant capital expenditures in prior years for network modernization and line roll out in order to comply with our license obligations and prepare for competition, however, fixed-line capital expenditure is currently budgeted to increase in the next two years for investment in operational support systems, continued modernization of our network and regulatory requirements; and
 •
continued capital expenditure in our mobile segment through the period to support mobile expansion in
South Africa and other sub-Saharan African countries.

Our operating structure comprises two segments, fixed-line and mobile.  Our fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, Telkom Directory Services; and wireless data services through our wholly-owned subsidiary, Swiftnet.
Our mobile segment consists of our 50% interest in Vodacom.
We proportionately consolidate Vodacom's results into the Telkom Group's consolidated financial statements.  This means that we include 50% of Vodacom's results in each of the line items in the Telkom Group's consolidated financial statements and in the period-to-period discussion below.  We fully consolidate our Telkom
Directory Services and Swiftnet subsidiaries in the Telkom Group's consolidated financial statements.
In the 2003 financial year, we reclassified some of the items previously included in selling, general and administrative operating expenses and investment income into other income, a new line item in the Telkom Group's consolidated income statements.  The Telkom Group's consolidated income statements included in this annual report and the discussion below reflect such reclassifications.  The effect of this reclassification was to decrease operating profit and EBITDA R22 million in the 2002 financial year and increase operating profit and EBITDA R59 million in the 2001 financial year from previously reported results.  Other income has been included in the fixed-line and mobile operating expenses in the segmental discussion below.
Results of Operations
Year ended March 31, 2003 compared to year ended March 31, 2002 and year ended March 31, 2002 compared to year ended March 31, 2001
Consolidated results
The following table shows information related to our operating revenue, operating expenses, operating profit, net profit, profit margin, EBITDA and EBITDA margin for the periods indicated.
Telkom Group's segmental results

Year ended March 31,

2001

2002

2003
2002/2001
2003/2002

ZAR
%
ZAR
%
ZAR
%
% change
% change

(in millions, except percentages)
Operating revenue ..............
31,352               100.0
34,197            100.0
37,600               100.0                       9.1                        10.0
Fixed-line..............................
26,439                 84.3
27,976              81.8
29,635                 78.8                       5.8                          5.9
Mobile...................................
6,638                21.2
8,075              23.6
9,890                 26.3                     21.6                        22.5
Intercompany eliminations....
(1,725)                (5.5)
(1,854)             (5.4)
(1,925)                 (5.1)                     7.5                          3.8
Operating expenses
1
............
26,368               100.0
30,006           100.0
31,086                100.0                    13.8                          3.6
Fixed-line..............................
22,621                 85.8
25,551             85.2
25,287                  81.3                    13.0
(1.0)
Mobile...................................
5,361                 20.3
6,259             20.9
7,724                  24.8                    16.8                        23.4
Intercompany eliminations....
(1,614)                 (6.1)
(1,804)            (6.1)
(1,925)                  (6.1)                  11.8                          6.7
Operating profit ..................
4,984               100.0                 4,191          100.0                     6,514                 100.0
(15.9)                      55.4
Fixed-line..............................
3,818                 76.6
2,425            57.9
4,348                  66.7
(36.5)                      79.3
Mobile...................................
1,277                 25.6
1,816            43.3
2,166                  33.3                    42.2                        19.3
Intercompany eliminations
2
..
(111)                (2.2)                    (50)           (1.2)                           0
0.0                    55.0                     (100.0)
Net profit .............................
1,622               100.0                  1,221         100.0                      1,630                100.0
(24.7)                       33.5
Net profit margin (%).........
5.2                                             3.6                                            4,3
EBITDA
3
.............................
10,036               100.0                  9,599         100.0
12,807                100.0                     (4.4)                        33.4
Fixed-line..............................
8,052
80.2                  6,788           70.7                      9,453
73.8
(15.7)
39.3
Mobile...................................
2,095                 20.9
2,851           29.7
3,354                  26.2                     36.1                         17.6
Intercompany eliminations
2
..
(111)                (1.1)                    (40)          (0.4)                            0
0.0                    (64.0)                    (100.0)
EBITDA margin (%) ..........
32.0                                           28.1
34.1

__________________
1

Operating expenses include other income of R234 million, R144 million and R206 million in the years ended March 31,
2003, 2002 and 2001, respectively, which are included as a separate line item in the Telkom Group's consolidated income statements.
2

In the years ended March 31, 2002 and 2001, intercompany eliminations included intercompany transactions with our
Telkom Directory Services and Swiftnet subsidiaries.  In the year ended March 31, 2003, these intercompany eliminations were included in the fixed-line segment.
3

Total EBITDA and mobile EBITDA represent net profit before minority interests, income taxation, finance charges, investment income and depreciation and amortization.  See footnotes 12 and 5 in Item 3. "Key Information -- Selected
Historical Consolidated Financial and Other Data of the Telkom Group" and Item 3. "Key Information  Selected
Historical Consolidated Financial and Other Data of Vodacom" for a reconciliation of EBITDA of the Telkom Group and
Vodacom, respectively, to net profit.  Fixed line EBITDA represents operating profit before depreciation and amortization.
We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime.  This is particularly the case in a capital-intensive industry such as communications.  It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth.
EBITDA is not a US GAAP or IFRS measure.  You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity.
EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.  In addition, because the calculation of EBITDA in the maintenance covenants contained in our credit facilities is based on accounting policies in use at the time the indebtedness was incurred,
EBITDA for purposes of those covenants is not calculated in the same manner as it is calculated in the above table.  Mobile
EBITDA includes a net gain of R28 million and a net loss of R107 million in the 2002 and 2001 financial years, respectively, for our 50% share of Vodacom's integration costs, disposals of operations and impairments.  Fixed-line
EBITDA can be reconciled to operating profit as follows:

Year ended March 31,

2001
2002
2003

ZAR
ZAR
ZAR
EBITDA                                                                                           8,052
6,788
9,453
Depreciation and amortization
(4,234)
(4,363)
(5,105)
Operating profit
3,818
2,425
4,348

Operating revenue
Operating revenue increased 10.0% and 9.1% in the years ended March 31, 2003 and 2002, respectively, due to increased operating revenue in our fixed-line and mobile segments.  Fixed-line operating revenue increased primarily due to increased subscription tariffs, local traffic tariffs and fixed-to-mobile traffic tariffs and growth in data services.  Mobile operating revenue increased primarily due to customer growth.  Fixed-line operating revenue accounted for 78.8% and 81.8% of our consolidated operating revenue before intercompany eliminations in the years ended March 31, 2003 and 2002, respectively.  The aggregate increase in operating revenue in the 2003 financial year was in line with average inflation in South Africa in the 2003 financial year and exceeded average inflation in South Africa of 5.7% based on the consumer price index in the 2002 financial year.
Operating expenses
Operating expenses increased 3.6% in the year ended March 31, 2003 due to increased operating expenses
in our mobile segment.   Fixed-line operating expenses were relatively flat in the 2003 financial year, decreasing
1.0% primarily due to reduced selling, general and administrative expenses and, to a lesser extent, reduced payments to other network operators.  Selling, general and administrative expenses were impacted in the 2002 financial year by the inclusion of R346 million of write-offs of Telcordia related assets and the inclusion of a R325 million provision, excluding interest and legal fees, related to the Telcordia dispute.  Excluding these items, selling, general and administrative expenses decreased primarily due to reduced bad debts as a result of lower bad debt write-offs and a R276 million reduction in the provision for doubtful accounts on our balance sheet, as well as lower marketing and materials expenses due to cost cutting initiatives and reduced losses in respect of cable theft.  The decrease in fixed-line operating expenses was partially offset by increased depreciation and amortization and services rendered while operating leases and employee expenses remained relatively constant.  A decrease in salaries and wages and employee retrenchment expenses in the 2003 financial year was partially offset by an increase in benefits in that year.  The increase in mobile operating expenses in the 2003 financial year was primarily due to increased selling, general and administrative expenses, as a result of customer growth and increased competition requiring higher incentive costs, increased payments to other network operators and increased depreciation and amortization associated with increased capital expenditures.
Operating expenses increased 13.8% in the year ended March 31, 2002 due to increased operating expenses in our fixed-line and mobile segments.  The increase in fixed-line operating expenses in the 2002 financial year was primarily due to increased services rendered expenses as a result of the outsourcing of our property management operations, payments to other operators, provisions for potential damages related to our dispute with Telcordia, bad debts, employee retrenchment expenses related to headcount reductions and write-offs of Telcordia related assets.
The increase in the 2002 financial year was partially offset by lower salaries and wages in our fixed-line segment.
The increase in mobile operating expenses in the 2002 financial year was primarily due to increased payments to other network operators, depreciation and amortization associated with increased capital expenditures and selling and distribution expenses as a result of the growth in our mobile segment.
Operating profit
Operating profit increased significantly in the year ended March 31, 2003 primarily due to a 79.3%
increase in operating profit in our fixed-line segment and a 19.3% increase in operating profit in our mobile segment.  Fixed-line operating profit increased significantly in the year ended March 31, 2003 due to higher revenue driven by increased subscription tariffs, local traffic tariffs and fixed-to-mobile traffic tariffs and data revenue growth, while fixed-line operating expenses declined slightly.  Mobile operating profit increased in the year ended
March 31, 2003 primarily due to substantial increases in the number of Vodacom's customers and revenue.
Operating profit decreased 15.9% in the year ended March 31, 2002 primarily due to the significant increase in operating expenses in our fixed-line business.  The decrease was partially offset by an increase in operating profit from our mobile segment, primarily as a result of substantial increases in the number of Vodacom's mobile customers and revenue while Vodacom maintained its operating margins.
Investment income
Investment income consists of interest received on trade receivables, short-term investments and bank accounts and income received from our investments.  Investment income decreased 17.2% to R424 million in the year ended March 31, 2003 and decreased 8.2% to R512 million in the year ended March 31, 2002 from R558 million in the year ended March 31, 2001.  The decreases were primarily due to a more rapid collection of trade debtors, lower interest received due to lower average balances in investments and bank accounts and reduced interest on the receivable owing from the South African Revenue Services as they repaid R844 million on
September 3, 2002 of their balance outstanding of R1,081 million on March 31, 2002.
Finance charges
Finance charges include interest paid on local and foreign borrowings, amortized discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses.
Fair value gains and losses on financial instruments are not comparable over the three years in the period ended
March 31, 2003, due to the prospective application of IAS 39 in 2002.  Accordingly, the impact of IAS 39 was included in the years ended March 31, 2003 and 2002, but not in the year ended March 31, 2001.

The following table sets forth information related to our finance charges for the periods indicated.
Finance charges

Year ended March 31,

2001
2002
2003
2002/2001           2003/2002

ZAR
ZAR
ZAR
% change
% change

(in millions, except percentages)
Interest expense..............................................                            2,572                    3,185                    2,869                   23.8                      (9.9)
Local loans ..................................................                             2,173                    2,690                    2,642                   23.8                      (1.8)
Foreign loans...............................................                                 559                       599                       375                     7.2
(37.4)
Finance charges capitalized.........................                                 (160)                    (104)                    (148)                 (35.0)                     42.3
Net fair value and exchange losses/(gains)
on financial instruments................................                               (12)                    (635)
1,285                         -                   (302.4)
Fair value adjustments on derivative
instruments ..................................................
-                   (3,036)                   2,046                         -
  167.4
Foreign exchange (gains)/losses..................                                  (12)
2,401                      (761)
(131.7)
Foreign exchange contract premiums ..........
577                           -                            -                           -                          -

Total finance charges.....................................                            3,137                    2,550                    4,154                     (18.7)                  62.9

Finance charges increased significantly in the year ended March 31, 2003 due to a significant increase in net fair value and exchange losses on financial instruments, from a net gain of R635 million in the 2002 financial year to a net loss of R1,285 million in the 2003 financial year, which was partially offset by a 9.9% decrease in interest expense.  The significant increase in net fair value and exchange losses on financial instruments was primarily due to the fair value loss on derivative instruments for foreign loans and purchases of foreign goods and services as required by IAS 39, partially offset by foreign exchange gains on foreign liabilities as a result of the appreciation of the Rand.  The decrease in interest expense in the 2003 financial year was primarily due to lower balances on foreign and local loans and increased finance charges capitalized due to an increased number of qualifying assets completed during the period.  Fair value and exchange losses and gains on financial investments are not comparable between the 2002 and 2001 financial year due to the prospective application of IAS 39 in the
2002 financial year.  Excluding the net fair value and exchange gains on financial instruments of R635 million in the
2002 financial year, finance charges increased in the 2002 financial year due to increased interest expense.  Interest expense increased 23.8% in the year ended March 31, 2002 due to higher weighted average interest rates in the 2002 financial year, and higher debt balances.
Taxation
Our consolidated tax expense increased 20.2% to R1,049 million in the year ended March 31, 2003 and
22.1% to R873 million in the year ended March 31, 2002 from R715 million in the year ended March 31, 2001.  Our consolidated effective tax rate was 37.7% in the 2003 financial year, 40.5% in the 2002 financial year and 29.8% in the 2001 financial year.  Telkom's effective tax rate was 34.7%, 46.4% and 18.1%, respectively, and Vodacom's effective tax rate was 34.0%, 33.1% and 36.9%, respectively, during the 2003, 2002 and 2001 financial years.  The increase in consolidated tax expense in the year ended March 31, 2003 was primarily due to the increase in our pre-
tax income.  The increase in consolidated tax expense in the year ended March 31, 2002 was primarily due to the high amount of non-deductible expenses at Telkom related to Telcordia write-offs and related provisions established for potential losses as a result of the arbitration ruling and depreciation on buildings, Telkom's election to suspend the application of Section 32 of the South African Tax Code related to the exemption from tax of international interconnection revenue generated from transmitting messages internationally in the Telkom Group's consolidated financial statements and additional tax paid by Vodacom on dividends distributed to Telkom.  South African companies became subject to capital gains tax on October 1, 2001.  As a result, we were previously not required to pay capital gains tax.  See Item 10.  "Additional Information -- Taxation."

Minority interests
Minority interests in the income of subsidiaries increased 78.0% to R105 million in the year ended March
31, 2003 due to increased profits in Vodacom Tanzania and in our Telkom Directory Services subsidiary despite the decrease in minority ownership in our Telkom Directory Services subsidiary during the 2002 financial year.
Minority interests in the income of subsidiaries decreased 13.2% to R59 million in the year ended March 31, 2002 from R68 million in the year ended March 31, 2001 primarily due to our increased ownership in our Swiftnet and
Telkom Directory Services subsidiaries during the 2002 financial year, partially offset by increased profits from these subsidiaries.  We acquired a further 10% interest in Telkom Directory Services in October 2001 and the
remaining 40% interest in Swiftnet in May 2001.
Net profit
Net profit increased 33.5% to R1,630 million in the year ended March 31, 2003 primarily due to significantly increased operating profit in our fixed-line segment as well as increased operating profit in our mobile segment.  These increases were partially offset by a significant increase in finance charges due to the fair value loss on derivative instruments for foreign loans and purchases of foreign goods and services as required by IAS 39, increased taxation and decreased investment income, partially offset by foreign exchange gains on foreign liabilities as a result of the appreciation of the Rand and decreased interest expense.  Net profit decreased 24.7% to R1,221 million in the year ended March 31, 2002 from R1,622 million in the year ended March 31, 2001 primarily due to lower operating profit in our fixed-line segment.  The decrease was partially offset by the fair value gain recognized in the 2002 financial year as required by IAS 39 and an increase in operating profit in our mobile segment.
Fixed-line segment
The following is a discussion of the results of operations from our fixed-line segment before eliminations of intercompany transactions with Vodacom.  Our fixed-line segment is our largest segment based on revenue and profit contribution and includes all the operating activities derived from Telkom's fixed-line voice and data communications services business, as well as directory services through our 64.9% owned Telkom Directory
Services subsidiary, and wireless data services; through our wholly-owned Swiftnet subsidiary.
Fixed-line operating revenue
Our fixed-line operating revenue is derived principally from fixed-line subscriptions and connections;
traffic, which comprises local and long-distance traffic, fixed-to-mobile traffic and international outgoing traffic;
and interconnection, which comprises terminating and transiting traffic.  We also derive fixed-line operating revenue from our data business, which includes data transmission services, managed data networking services and internet access and related information technology services; and our directory businesses.

The following table shows operating revenue for our fixed-line segment broken down by major revenue streams and as a percentage of total revenue for our fixed-line segment and the percentage change by major revenue stream for the periods indicated.
Fixed-line operating revenue

Year ended March 31,

2001
2002
2003

ZAR
% of
revenue
ZAR
% of
revenue
ZAR
% of
revenue
2002/2001
% change
2003/2002
% change

(in millions, except percentages)
Subscriptions and
connections..........................
4,197               15.9             4,410               15.8             4,595                      15.5
5.1                   4.2
Traffic..................................
16,409               62.1
17,168               61.4
18,001                      60.7
4.6                    4.9
  Local...................................
4,237
16.0             4,876               17.4             5,616                      19.0
15.1
15.2
  Long-distance .....................
4,043               15.3             3,794               13.6             3,562                      12.0
(6.2)                 (6.1)
  Fixed-to-mobile..................
6,845               25.9             7,323               26.2             7,539                      25.4
7.0                   2.9
  International outgoing ........
1,284
4.9
1,175
4.2
1,284
4.3
(8.5)
9.3
Interconnection...................
1,854                 7.0
1,798                 6.4
1,773                         6.0                     (3.0)                (1.4)
Data .....................................
3,328               12.6             3,913               14.0             4,507                       15.2
17.6                 15.2
Directories and other
services ................................
651
2.4
687
2.4
759
2.6
5.5
10.5
Fixed-line operating
revenue ................................
26,439              100.0          27,976             100.0           29,635                    100.0
5.8
5.9

Operating revenue from our fixed-line segment increased 5.9% and 5.8% in the years ended March 31,
2003 and 2002, respectively, primarily due to increased subscription tariffs, local traffic tariffs and fixed-to-mobile traffic tariffs and growth in data services, partially offset by a decline in the number of fixed access lines in service primarily as a result of customer migration to mobile services and disconnections due to customer non-payments  as well as lower connections primarily in the year ended March 31, 2003.  In addition, traffic was adversely affected in both the 2003 and 2002 financial years by the increasing substitution of calls placed using mobile services rather than our fixed-line service.  Traffic declined 0.7% in the year ended March 31, 2003 and 0.3% in the year ended
March 31, 2002.  Revenue per fixed access line continued to improve, increasing 10.1% and 5.5% from R4,297 in the 2001 financial year to R4,729 in the 2002 financial year and R4,989 in the 2003 financial year as we increased our subscription tariffs, local traffic tariffs and fixed-to-mobile traffic tariffs, penetration of value-added voice services and higher revenue generating access services such as ISDN and we decreased the number of our fixed access lines in service.  Data revenue increased 15.2% and 17.6% in the years ended March 31, 2003 and 2002, respectively, mainly due to higher demand for data services.
Subscriptions and connections.  Revenue from subscriptions and connections consists of revenue from connection fees, monthly rental charges, value-added voice services and the sale and rental of customer premises equipment for postpaid and prepaid PSTN lines, including ISDN channels and private payphones.  Subscription and connection revenue is principally a function of the number and mix of residential and business lines in service, the number of private payphones in service and the corresponding charges.

The following table sets forth information related to our fixed-line subscription and connection revenue during the periods indicated.
Fixed-line subscription and connection revenue

Year ended March 31,
2002/2001
2003/2002

2001
2002
2003
% change
% change
Total subscriptions and connections
revenue (ZAR millions, except percentages)
4,197                   4,410                   4,595                        5.1                       4.2
Total subscription access lines (thousands,
except percentages)
1
.......................................
4,809                   4,750                   4,682                       (1.2)                    (1.4)

Postpaid .........................................................

    PSTN
2
..........................................................                      3,930
3,554                   3,285                       (9.6)                    (7.6)
    ISDN channels .............................................                            374
467                      563
24.9                    20.6
  Prepaid...........................................................
480                     708                      817
47.5                    15.4
  Private payphones..........................................
25                       21                        17
(16.0)
(19.0)
__________________
1

Total subscription access lines are comprised of PSTN lines, including ISDN lines, private payphones and internal lines in service, but exclude public payphones.  Telkom had 134,972, 162,460 and 151,986 internal lines as of March 31, 2003,
2002 and 2001, respectively.  Each PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels.
2

Excluding ISDN channels.  PSTN lines are provided using  copper cable, DECT and fiber, including ADSL technology.

Revenue from subscriptions and connections increased 4.2% and 5.1% in the years ended March 31, 2003 and 2002, respectively, primarily due to an increase in average monthly subscriptions and connections tariffs, partially offset by the lower number of fixed access lines in service primarily as a result of customer migration to mobile services and disconnections due to customer non-payments as well as lower connections in the year ended
March 31, 2003.  The decreases in postpaid PSTN lines in the years ended March 31, 2003 and 2002 were partially offset by increases in the number of postpaid ISDN channels, which have higher subscription rates than PSTN lines, and in the number of prepaid PSTN lines.  The increase in the number of postpaid ISDN channels was driven by increased demand for higher bandwidth and functionality.  The increase in prepaid lines was mainly due to our increased marketing efforts for our prepaid telephone services, particularly to first-time residential customers with poor or no credit histories, and non-paying postpaid customers encouraged to migrate to prepaid services.
For a discussion of our connection and rental fees, see Item 4.  "Information on the Company - Business
Overview - Fixed-line communications - Fees and tariffs  Subscription and connection tariffs"  and for a discussion of the number of customers during the periods, see Item 4. "Information on the Company - Business
Overview - Fixed-line communications - Products and services."
Traffic.  Traffic revenue consists of revenue from local, long distance, fixed-to-mobile and international outgoing calls.  Traffic revenue is principally a function of tariffs and the number, duration and mix between relatively more expensive domestic long distance, international and fixed-to-mobile calls and less expensive local calls.

The following table sets forth information related to our total fixed-line traffic revenue for the periods indicated.
Total fixed-line traffic revenue

Year ended March 31,
2002/2001
2003/2002

2001
2002
2003
% change
% change
Total traffic revenue (ZAR millions, except
percentages) .....................................................                     16,409
17,168                18,001
4.6
4.9
Traffic (millions of minutes, except
percentages)
1
....................................................                  30,002
29,912                29,698
2
                     (0.3)                    (0.7)
2

Average monthly traffic minutes per average
monthly access line (minutes)
3
........................                   494
518                     521
2
                      4.9                       0.6
2

__________________
1

Traffic is calculated by dividing total traffic revenue by the estimated weighted average tariff during the relevant period.
Traffic includes internet traffic.
2
In the 2003 financial year, we revised the calculation of the weighted average tariffs for certain prepaid calls and our
ShareCall product.  Calculated on the same basis, traffic would have been 30,023 and 29,950 millions of minutes in the
2002 and 2001 financial years, respectively.
3

Average monthly traffic minutes per average monthly access line are calculated by dividing the total traffic by the cumulative number of monthly access lines in the period.

Traffic revenue increased 4.9% and 4.6% in the years ended March 31, 2003 and 2002, respectively, primarily due to increased local and fixed-to-mobile traffic tariffs, partially offset by lower average long distance and international traffic tariffs in the 2003 and 2002 financial years.  On January 1, 2003, we increased fixed-line long distance and international traffic tariffs as we have completed our tariff rebalancing.  Traffic decreased 0.7% in the 2003 financial year primarily due to lower long distance and fixed-to-mobile traffic, partially offset by increased local and international traffic.  In the 2002 financial year, traffic decreased 0.3% primarily due to lower local and long distance traffic, partially offset by increased international and fixed-to-mobile traffic.  Traffic was adversely affected by a decrease in the number of fixed access lines in service during the three years in the period ended
March 31, 2003 primarily as a result of customer migration to mobile services and disconnections due to customer non-payments as well as lower connections primarily in the year ended March 31, 2003.  In addition, traffic was adversely affected by the increasing substitution of calls placed using mobile services rather than our fixed-line service.
For a discussion of our traffic tariffs, see Item 4.  "Information on the Company -- Business Overview--
Fixed-line communications -- Fees and tariffs -- Traffic tariffs"  and for a discussion of our traffic during the periods discussed, see Item 4.  "Information on the Company -- Business Overview -- Fixed-line communications -- Traffic."

The following table sets forth information related to our fixed-line local traffic revenue for the periods indicated.
Local traffic revenue

Year ended March 31,
2002/2001           2003/2002

2001
2002
2003
% change
% change
Local traffic revenue (ZAR millions, except
percentages) .....................................................                       4,237
4,876                 5,616                       15.1                       15.2
Local traffic (millions of minutes, except
percentages)
1
....................................................                  20,388
20,252                20,396
2
                     (0.7)                        0.7
2

__________________
1

Local traffic is calculated by dividing total local traffic revenue by the estimated weighted average local traffic tariff during the relevant period.  Local traffic includes internet traffic.
2
In the 2003 financial year, we revised the calculation of the weighted average tariffs for certain prepaid calls and our
ShareCall product.  Calculated on the same basis, local traffic would have been 20,538 and 20,387 millions of minutes in the 2002 and 2001 financial years, respectively.

Local traffic revenue increased 15.2% and 15.1% in the years ended March 31, 2003 and 2002, respectively, primarily due to increased local traffic tariffs.  Local traffic increased 0.7% in the 2003 financial year and decreased 0.7% in the 2002 financial year.  Local traffic was adversely affected by a decrease in the number of fixed access lines in service during the 2003 and 2002 financial years primarily as a result of customer migration to mobile services and disconnections due to customer non-payments as well as lower connections in the year ended
March 31, 2003.  In addition, local traffic was adversely affected by the increasing substitution of local calls placed using mobile services rather than our fixed-line service.
The following table sets forth information related to our fixed-line long distance traffic revenue for the periods indicated.
Long distance traffic revenue

Year ended March 31,
2002/2001            2003/2002

2001
2002
2003
% change
% change
Long distance traffic revenue (ZAR millions,
except percentages)..........................................                        4,043                   3,794                      3,562                      (6.2)                    (6.1)
Long distance traffic (millions of minutes,
except percentages)
1
........................................                   4,938
4,895                      4,728
2
                   (0.9)                    (3.4)
2

___________________
1

Long distance traffic is calculated by dividing total long distance traffic revenue by the estimated weighted  average long distance traffic tariff during the relevant period.
2
In the 2003 financial year, we revised the calculation of the weighted average tariffs for certain prepaid calls and our
ShareCall product.  Calculated on the same basis, long-distance traffic would have been 4,747 and 4,900 millions of minutes in the 2002 and 2001 financial years, respectively.

Long distance traffic revenue decreased 6.1% and 6.2% in the years ended March 31, 2003 and 2002, respectively, primarily due to decreased average long distance traffic tariffs in the 2003 and 2002 financial years and decreased long distance traffic.  On January 1, 2003, we increased fixed-line long distance traffic tariffs as we have completed our tariff rebalancing.  Long distance traffic decreased 3.4% in the 2003 financial year and 0.9% in the
2002 financial year.  Long distance traffic was adversely impacted by a decrease in the number of fixed access lines in service during the 2003 and 2002 financial years primarily as a result of customer migration to mobile services and disconnections due to customer non-payments as well as lower connections in the year ended March 31, 2003.
In addition, long distance traffic was adversely affected by the increasing substitution of national long distance calls using mobile services rather than our fixed-line long distance service.  Long distance traffic was also adversely affected by increases in sales of our SmartAccess products in the financial year ended March 31, 2003, as well as the fact that fixed-line long distance traffic tariffs were historically higher than the price of mobile calls, which are not distance dependent.  We have reduced our long-distance traffic tariffs to below mobile tariffs over the past five years as a result of our tariff rebalancing program and continue to educate the market on our tariffs.
Revenue from fixed-to-mobile traffic consists of revenue from calls made by our fixed-line customers to the three mobile networks in South Africa and is primarily a function of fixed-to-mobile traffic tariffs and the number, duration and mix of calls between fixed-line and mobile customers.
The following table sets forth information related to our fixed-to-mobile traffic revenue for the periods indicated.
Fixed-to-mobile traffic revenue

Year ended March 31,
2002/2001            2003/2002

2001
2002
2003
% change
% change
Fixed-to-mobile traffic revenue (ZAR
millions, except percentages)...........................                        6,845                    7,323                    7,539
7.0                       2.9
Fixed-to-mobile traffic (millions of minutes,
except percentages)
1
........................................                  4,319                    4,390                    4,135
2
1.6                     (5.8)
2

1

Fixed-to-mobile traffic is calculated by dividing total fixed-to-mobile traffic revenue by the estimated weighted average fixed-to-mobile traffic tariff during the relevant period.
2
In the 2003 financial year, we revised the calculation of the weighted average tariffs for certain prepaid calls and our
ShareCall product.  Calculated on the same basis, fixed-to-mobile traffic would have been 4,364 and 4,307 millions of minutes in the 2002 and 2001 financial years, respectively.

Fixed-to-mobile traffic revenue increased 2.9% in the year ended March 31, 2003 primarily due to fixed-to-
mobile traffic tariff increases in November 2001 and January 2003 as a result of the amendment of our interconnection agreement with MTN and Vodacom and our new interconnection agreement with Cell C effective in
November 2001, partially offset by a decrease in fixed-to-mobile traffic.  Fixed-to-mobile traffic revenue increased
7.0% in the year ended March 31, 2002 primarily due to fixed-to-mobile traffic tariff increases as a result of the amendment of our interconnection agreement and our new interconnection agreement with Cell C and a slight increase in fixed-to-mobile traffic.  Fixed-to-mobile traffic decreased 5.8% in the year ended March 31, 2003 primarily as a result of an increase in the number of mobile subscribers, resulting in increased mobile-to-mobile traffic and less fixed-to-mobile traffic and an effective 15.5% increase in tariffs in November 2001 and an effective
5.5% increase in tariffs in January 2003.  Fixed-to-mobile traffic increased 1.6% in the year ended March 31, 2002, primarily due to an increased number of mobile users and an increase in the number of calls.  Fixed-to-mobile traffic was adversely impacted by a decrease in the number of fixed access lines in service during the 2003 and 2002 financial years primarily as a result of customer migration to mobile services and disconnections due to customer non-payments as well as lower connections in the year ended March 31, 2003 and due to growth in mobile users resulting in the increasing substitution of mobile-to-mobile calls.
Revenue from international outgoing traffic consists of revenue from calls made by our fixed-line customers to international destinations and is a function of tariffs and the number, duration and mix of calls to destinations outside South Africa.

The following table sets forth information related to our international outgoing traffic revenue for the periods indicated.
International outgoing traffic revenue

Year ended March 31,
2002/2001            2003/2002

2001
2002
2003
% change
% change
International outgoing traffic revenue (ZAR
millions, except percentages)...........................                         1,284                   1,175                    1,284                        (8.5)                    9.3
International outgoing traffic (millions of
minutes, except percentages)
1
..........................                    357                      375                       439
2
5.0                    17.1
2

1

International outgoing traffic is calculated by dividing total international outgoing traffic revenue by the estimated weighted average international outgoing traffic tariff during the relevant period.
2
In the 2003 financial year, we revised the calculation of the weighted average tariffs for certain prepaid calls and our
ShareCall product.  Calculated on the same basis, international outgoing traffic would have been 374 and 356 millions of minutes in the 2002 and 2001 financial years, respectively.

International outgoing traffic revenue increased 9.3% in the year ended March 31, 2003 primarily due to increased international outgoing traffic and a change in the mix of calling destinations, partially offset by decreases in average international outgoing traffic tariffs in the 2003 financial year.  On January 1, 2003, however, we increased average international traffic tariffs as we have completed our tariff rebalancing.  International outgoing traffic revenue decreased 8.5% in the year ended March 31, 2002, primarily due to decreases in average international outgoing traffic tariffs as a result of our tariff rebalancing program partially offset by increased traffic.
International outgoing traffic increased 17.1% and 5.0% in the 2003 and 2002 financial years, respectively, primarily due to lower effective tariffs and increased marketing efforts.
Interconnection.  We generate revenue from interconnection services for traffic from calls made by other operators' subscribers that terminate on or transit through our network.  Revenue from interconnection services includes payments from domestic mobile and international operators regardless of where the traffic originates or terminates.  The following table sets forth information related to interconnection revenue for the periods indicated.
Interconnection revenue

Year ended March 31,
2002/2001           2003/2002

2001
2002
2003
% change
% change
Interconnection revenue (ZAR millions,
except percentages)........................................
1,854                      1,798                  1,773                    (3.0)
(1.4)
Domestic mobile interconnection

Interconnection revenue from domestic
mobile operators (ZAR millions, except
percentages)....................................................
527                        557                      608                     5.7                             9.2
Domestic mobile interconnection traffic
(millions of minutes, except percentages)
1
...
2,051                     2,008                   2,099                    (2.1)
4.5
International interconnection

Interconnection revenue from international
operators (ZAR millions, except
percentages)....................................................
1,327                     1,241                   1,165                    (6.5)
(6.1)
International interconnection traffic
(millions of minutes, except percentages)
2
...
862                     1,053                   1,071                   22.2
1.7

1

Domestic mobile-to-fixed interconnection traffic is calculated by dividing total domestic mobile-to-fixed interconnection traffic revenue by the weighted average domestic mobile-to-fixed interconnection traffic tariff during the relevant period.
International outgoing mobile traffic is based on the actual traffic registered through the respective exchanges and reflected in invoices.
2
         International interconnection traffic is based on the actual traffic registered through the respective exchanges and reflected in invoices.

Interconnection revenue from domestic mobile operators includes revenue for call termination and international outgoing calls from domestic mobile networks, as well as access to other services, such as emergency services and directory enquiry services.  Interconnection revenue from domestic mobile operators increased 9.2% in the year ended March 31, 2003 due to a reduction in the number of time bands for peak and off peak tariffs from three to two on November 1, 2001, effectively increasing mobile termination rates, and increased mobile-to-fixed terminating traffic.  The increase in mobile-to-fixed terminating traffic was due to an overall increase in mobile calls as a result of growth in the mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.  Interconnection revenue from domestic mobile operators increased 5.7% in the year ended March 31,
2002 due to a reduction in the number of time bands for peak and off peak tariffs from three to two on November 1,
2001, effectively increasing mobile termination rates, partially offset by decreased mobile-to-fixed terminating traffic as a result of increased mobile-to-mobile calls bypassing our network.
Interconnection revenue from domestic operators includes fees paid to our fixed-line business by Vodacom of R349 million in the year ended March 31, 2003, R306 million in the year ended March 31, 2002, and R297 million in the year ended March 31, 2001.  Fifty percent of these amounts were attributable to our interest in
Vodacom and were eliminated from the Telkom Group's revenue on consolidation.  We expect interconnection revenue from domestic operators to increase as a result of the entrance of the second national operator in the future and the further liberalization of the South African telecommunications industry.
Interconnection revenue from international operators includes amounts paid by foreign operators for the use of our network to terminate calls made by customers of such operators and payments from foreign operators for interconnection transiting traffic through our network to other foreign networks.  International interconnection traffic consists of international termination traffic and international transiting traffic.  Interconnection revenue from international operators decreased 6.1% in the year ended March 31, 2003 due to a decrease in international interconnection tariffs in line with international trends and decreased international transiting traffic due to aggressive competition from other international carriers, partially offset by increases in the Rand value of international settlement rates due to a decline in the value of the Rand against the SDR, the notional currency in which international traffic settlement rates are determined, and increases in international termination traffic.
Interconnection revenue from international operators decreased 6.5% in the year ended March 31, 2002 due to a decrease in international interconnection tariffs in line with international trends.  The decrease in international interconnection tariffs was offset in part by increased international transiting traffic and, to a lesser extent, increased international termination traffic.
Data.  Data services comprise data transmission services, including leased lines and packet-based services, managed data networking services and internet access and related information technology services.  In addition, data services include revenue from ADSL, which we launched in August 2002.  Revenue from data services is mainly a function of the number of subscriptions, including the take up rate of price plans, tariffs, bandwidth and distance.
The following table sets forth information related to revenue from data services for the periods indicated.
Data services revenue

Year ended March 31,
2002/2001            2003/2002

2001
2002
2003
% change
% change
Data services revenue (ZAR millions, except
percentages)....................................................                                      3,328
3,913
4,507
17.6
15.2
  Leased lines and other data revenue
1
.............                                        2,624
3,079
3,496                  17.3
13.5
  Leased line facilities revenues  from mobile
operators ..........................................................                                         704
834
1,011
18.5
21.2
Number of managed network sites (at  period end)
4,634
5,684
7,729
22.7
36.0

1

Leased lines and other data revenue includes all data services revenue other than leased line facilities revenue from mobile operators.

Our data services revenue increased 15.2% and 17.6% in the years ended March 31, 2003 and 2002, respectively.  The increases were primarily due to increased tariffs, increased penetration of leased lines in corporate and business markets, increased penetration of leased lines to mobile operators, increased demand for bandwidth

with higher capacity and increased numbers of customers using data managed networking services.     Revenue from
leased line facilities to mobile operators increased 21.2% and 18.5% in the years ended March 31, 2003 and 2002, respectively, primarily due to growth in the mobile market and the introduction of Cell C in November 2001.
Operating revenue from our data services included R482 million, R368 million and R355 million in revenue received by our fixed-line business from Vodacom in the years ended March 31, 2003, 2002 and 2001, respectively.
Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom
Group's revenue in consolidation.
For a discussion of our data services, see Item 4.  "Information on the Company -- Business Overview --
Fixed-line communications -- Products and services -- Data communications services."
Directories and other services.  Revenue from directories and other services consists primarily of advertising revenue from our subsidiary, Telkom Directory Services, and, to a substantially lesser degree, wireless data services revenue from our subsidiary, Swiftnet, and other miscellaneous revenue, including revenue from the sale of materials.  Revenue from directories and other services increased 10.5% and 5.5% in the years ended March
31, 2003 and 2002, respectively.  These increases were due to increases in directory services revenue from Telkom
Directory Services as a result of increased marketing efforts resulting in increased spending on advertising by existing customers and additional advertising revenue from new customers.
Fixed-line operating expenses
The following table shows the operating expenses of our fixed-line segment broken down by expense category as a percentage of total revenue and the percentage change by operating expense category for the periods indicated.
Fixed-line operating expenses

Year ended March 31,

2001
2002
2003

ZAR
% of
revenue
ZAR
% of
revenue
ZAR
% of
revenue
2002/2001
%change
2003/2002
%change

(in millions, except percentages)
Employee expenses............
6,123
23.2                 6,611                23.6                 6,698                  22.6                     8.0
1.3
Payments to other
network operators ..............
6,136                  23.2                 6,759                24.2                 6,726                  22.7                   10.2                             (0.5)
Selling, general and
administrative expenses .....
3,580                  13.6                 4,650                16.6                 3,312                  11.2                    29.9                          (28.8)
Services rendered...............
1,507                    5.7
2,138                 7.6
2,489                    8.4                    41.9                           16.4
Operating leases.................
1,218                    4.6
1,148                 4.1
1,155                    3.9                     (5.7)                            0.6
Depreciation and
amortization .......................
4,234                  16.0                  4,363               15.6                 5,105                  17.2                       3.0
17.0
Other income .....................
(177)
(0.7)
(118)
(0.4)
(198)
(0.7)
(33.3)
67.8
Fixed-line operating
expenses ............................
22,621                  85.6
25,551                91.3
25,287                  85.3                     13.0                          (1.0)

Employee expenses.  Employee expenses consist mainly of salaries and wages for employees, including bonuses and other incentives, benefits and employee retrenchment expenses.
The following table sets forth information related to our employee expenses for the periods indicated.
Fixed-line employee expenses

Year ended March 31,
2002/2001           2003/2002

2001
2002
2003
% change
% change

(ZAR millions, except percentages and number of employees)
Salaries and wages...........................................                              4,336                    4,323                     4,074                   (0.3)                    (5.8)
Benefits............................................................
2,300                    2,507                     2,878                    9.0                     14.8
Employee retrenchment expenses....................                               132                       373                        244
182.6
(34.6)
Employee related expenses capitalized............
(645)
(592)
(498)
(8.2)
(15.9)
Employee expenses.........................................                          6,123                    6,611                   6,698
8.0
1.3
Number of full-time, fixed-line employees
(at period end)
1
...............................................
44,459                  40,030                  35,942                   (10.0)                  (10.2)
__________________
1

Includes employees of our Telkom Directory Services and Swiftnet subsidiaries.

Employee expenses increased 1.3% in the year ended March 31, 2003 primarily due to higher benefits as a result of increased bonuses paid under our team award and other incentive programs as we met our financial and operational performance targets during the 2003 financial year and lower employee related expenses capitalized resulting from lower capital expenditure during the 2003 financial year, partially offset by lower salaries and wages and employee retrenchment expenses.  Employee expenses increased 8.0% in the year ended March 31, 2002 primarily due to a one-time actuarial, settlement and curtailment gain recognized in benefits in the 2001 financial year that reduced benefit expenses in that year.  Excluding the one-time actuarial, settlement and curtailment gain described below, employee expenses increased 1.0% in the 2002 financial year due to an increase in employee retrenchment costs.
Salaries and wages decreased 5.8% in the year ended March 31, 2003 primarily due to reduced overtime as a result of the implementation of a multiple shift schedule, a decrease in the number of employees as a result of our employee reduction program and reduced part-time and temporary workers, partially offset by a 7.5% increase in base salaries and wages pursuant to collective bargaining agreements.  Salaries and wages remained relatively constant in the year ended March 31, 2002.  The decrease in the number of employees in the 2002 financial year as a result of our employee reduction program, was offset by a 7.5% increase in base salaries and wages pursuant to collective bargaining agreements during the year.
Benefits include allowances, such as travel and housing allowances, bonuses, company contributions to medical aid, pension and retirement funds, leave provisions, workmen's compensation and levies payable for skills development.  Benefits increased 14.8% in the year ended March 31, 2003 primarily due to increased bonuses paid under our team award and other incentive programs as we met our financial and operational performance targets during the 2003 financial year.  Bonuses were lower in the 2002 financial year because our financial targets were not met and performance targets were only partially achieved during the 2002 financial year.  Benefits increased 9.0% in the year ended March 31, 2002.  In the year ended March 31, 2001, we stopped offering post-retirement medical benefits to new employees and reached agreements with certain existing employees to buy-out their future post-
retirement medical entitlements.  This resulted in a reduction in our liability for post-retirement benefits and a one-
time actuarial, settlement and curtailment gain of R425 million recognized in benefits in the 2001 financial year.
Excluding the gain in the 2001 financial year, benefit expense decreased 8.0% in the year ended March 31, 2002, mainly due to reductions in the number of employees.

Employee retrenchment expenses include the cost of voluntary early retirement and termination severance packages offered to employees.  Employee retrenchment expenses also include the cost of social plan expenses to equip redundant employees for new careers outside Telkom.  Employee retrenchment expenses decreased 34.6% in the year ended March 31, 2003 as lower numbers of employees were retrenched during the year.  Employee retrenchment expenses increased significantly in the year ended March 31, 2002 as significantly higher salaried employees with longer service tenure were retrenched.  We retrenched 2,124 employees in the 2003 financial year compared to 2,960 employees in the 2002 financial year and 4,362 in the 2001 financial year.  For additional information related to our fixed-line employee numbers, see Item 4.  "Information on the Company - Business
Overview - Fixed-line communications - Employees."
Employee related expenses capitalized include employee related expenses associated with construction and infrastructure development projects.  Employee related expenses capitalized decreased 15.9% and 8.2% in the years ended March 31, 2003 and 2002, respectively, primarily due to reduced capital expenditures in both years and the greater use of external contractors in the 2002 financial year.
Payments to other network operators.  Payments to other network operators include settlement payments paid to the three South African mobile communications network operators for terminating calls on their networks and to international network operators for terminating outgoing international calls and traffic transiting through their networks.
The following table sets forth information related to our payments to other network operators for the periods indicated.
Fixed-line payments to other network operators

Year ended March 31,

2001
2002
2003
2002/2001             2003/2002

ZAR
ZAR
ZAR
% change
% change

(in millions, except percentages)
Payments to mobile communications network
operators ..........................................................
4,883                     5,309

5,328                          8.7
0.4
Payments to international network operators ...
1,253
1,450
1,398
15.7
(3.6)

Payments to other network operators ..........
6,136                     6,759

6,726                        10.2
(0.5)

Payments to other network operators remained relatively constant, decreasing 0.5% in the year ended
March 31, 2003.  The decrease was primarily due to the strength of the Rand against the SDR, resulting in lower international settlement rates.  The decrease was partially offset by increased termination rates from November 2001 pursuant to our amended interconnection agreement with mobile operators and increased outgoing traffic.  Payments to other network operators increased 10.2% in the year ended March 31, 2002, primarily due to increased termination rates from November 2001 pursuant to our amended interconnection agreements with the mobile operators, increases in the Rand value of international settlement rates due to the decline in the value of the Rand against the SDR and increased international interconnection traffic.
Payments to other network operators include payments made by our fixed-line business to Vodacom, which were R2,978 million in the year ended March 31, 2003, R2,968 million in the year ended March 31, 2002 and
R2,772 million in the year ended March 31, 2001.  Fifty percent of these amounts were attributable to our interest in
Vodacom and were eliminated from the Telkom Group's expenses on consolidation.
Selling, general and administrative expenses.  Selling, general and administrative expenses include materials and maintenance costs, marketing expenditures, bad debts, asset write-offs, theft and other expenses, including obsolete stock and cost of sales.

The following table sets forth information related to our fixed-line selling, general and administrative expenses for the periods indicated.
Fixed-line selling, general and administrative expenses

Year ended March 31,

2001
2002
2003
2002/2001            2003/2002

ZAR
ZAR
ZAR
% change
% change

(in millions, except percentages)
Materials and maintenance ..............................                       1,962
2,093                   1,932
6.7
(7.7)
Marketing ........................................................                         335
346
296
3.3
(14.5)
Bad debts .........................................................                          671
965
215
43.8
(77.7)
Asset write-offs................................................                          230
445                     189                      93.5                     (57.5)
Other................................................................
382
801
680
109.7
(15.1)
Selling, general and administrative
expenses ..........................................................                     3,580
4,650
3,312
29.9
(28.8)

Selling, general and administrative expenses decreased 28.8% in the year ended March 31, 2003.  Selling, general and administrative expenses were impacted in the 2002 financial year by the inclusion of R346 million of write-offs of Telcordia related assets and the inclusion of a R325 million provision, excluding interest and legal fees, related to the Telcordia dispute.  Excluding these items, selling, general and administrative expenses decreased primarily due to reduced bad debts as a result of lower bad debt write-offs and a R276 million reduction in the provision for doubtful accounts on our balance sheet, as well as lower marketing and materials expenses due to cost cutting initiatives and reduced losses in respect of cable theft.  Selling, general and administrative expenses increased 29.9% in the year ended March 31, 2002 primarily due to Telcordia asset write-offs, provisions for our arbitration proceedings with Telcordia and increased bad debts.
Materials and maintenance expenses include stock write-offs, subcontractors' payments and consumables required to maintain our network.  Materials and maintenance expenses decreased 7.7% in the year ended March 31,
2003 due to improved efficiencies.   Materials and maintenance expenses increased 6.7% in the year ended March
31, 2002 driven by increases in the consumer price index.
Marketing expenses decreased 14.5% in the year ended March 31, 2003 primarily due to reduced operational  marketing expense as a result of cost containment initiatives.  We expect marketing expenses to increase in the future in response to increased competition from the second national operator and the further liberalization of the South African communications industry generally.  Marketing expenses increased 3.3% in the year ended March 31, 2002.
Bad debts decreased significantly in the year ended March 31, 2003 due to lower bad debt write-offs and a
R276 million reduction in the provision for doubtful accounts on our balance sheet resulting from improved credit management and credit vetting policies.  Excluding changes in the provision for doubtful accounts in the 2003 and
2002 financial years, bad debt write-offs decreased to R491 million in the 2003 financial year from R812 million in the 2002 financial year.  Bad debts, including bad debt write-offs and the increases in the provision for doubtful amounts, increased 43.8% in the year ended March 31, 2002 due to stricter bad debt provisioning based on information obtained from a full year's implementation of our new receivables aging system implemented during the
2001 financial year.
Asset write-offs decreased  significantly in the year ended March 31, 2003 primarily due to the inclusion of the R346 million write off of Telcordia related assets in the 2002 financial year and the write-off of fewer network assets in the 2003 financial year.  Asset write-offs increased significantly in the year ended March 31, 2002 primarily due to write-offs of Telcordia related assets.

Other expenses include obsolete stock, cost of sales, subsistence and travel and an offset for bad debts recovered.  Other expenses decreased 15.1% in the year ended March 31, 2003.  Other expenses in the 2002 financial year were impacted by the inclusion of a R325 million provision, excluding interest and legal fees, related to the Telcordia dispute.  Excluding the Telcordia provision, other expenses increased in the 2003 financial year primarily due to the inclusion of an R80 million provision for a probable expense relating to certain services rendered to international carriers, a R61 million provision for penalties payable pursuant to our strategic services agreement for failing to meet certain training targets and higher capitalized expenses in the 2002 financial year.
Other expenses increased significantly in the year ended March 31, 2002 primarily due to the inclusion of a R325 million provision, excluding interest and legal fees, related to the Telcordia dispute in that financial year.
Services rendered.  Services rendered include payments in respect of the management of our properties, consultants and security.  Consultants comprise fees paid to debtors and collection agents and to providers of other professional services, such as Thintana Communications and external auditors.  Security refers to services to safeguard the network and contracts to ensure a safe work environment, such as guard services.
The following table sets forth information relating to services rendered expenses for the periods indicated.
Fixed-line services rendered

Year ended March 31,

2001
2002
2003
2002/2001            2003/2002

ZAR
ZAR
ZAR
% change
% change

(in millions, except percentages)
Property management ......................................                              370                  1,096                  1,086                     196.2                      (0.9)
Consultants and security
1
.................................
1,137
1,042
1,403
(8.4)
34.6
Services rendered...........................................                          1,507                  2,138                   2,489
41.9
16.4
__________________
1

Consultants and security includes the management fees paid to TFMC relating to property management expenses.

Property management decreased 0.9% in the year ended March 31, 2003 primarily as a result of lower maintenance and cleaning expense as a result of renegotiated contracts and reduced service level agreements, partially offset by increased utilities and retrenchments costs for contractors' staff.  Property management expenses increased significantly in the year ended March 31, 2002 as a result of our outsourcing program.  Outsourcing resulted in decreased operating expenses in other categories where these operations were previously included, such as employee expenses.
Consultants and security payments increased 34.6% in the year ended March 31, 2003 primarily due to increased costs and expenses for auditors, legal and management costs related to our initial public offering,  the provisioning of dollar denominated amounts paid under the strategic services agreement at spot rate in accordance with IAS39, increased provisions for legal fees related to our dispute with Telcordia Technologies and increased insurance costs.  Amounts paid for the strategic services agreement were provided  at the forward rate after taking into account the hedged amounts under foreign currency contracts in the years ended March 31, 2002 and 2001, respectively and at the spot rate in the year ended March 31, 2003.  Consultants and security payments included
R213 million of expenses related to our initial public offering in the year ended March 31, 2003.  Consultants and security payments decreased 8.4% in the year ended March 31, 2002, due to fewer consultants as a result of our cost-saving efforts and lower payments to our strategic equity investors.
Consultants and security payments include expenses of R273 million, R219 million and R260 million in the years ended March 31, 2003, 2002 and 2001, respectively for the strategic services provided by our strategic equity investor, Thintana Communications, pursuant to our strategic service agreement.  The fees paid to Thintana
Communications at the forward cover rate were R126 million in the 2003 financial year and the spot rate for such fees were R396 million and R433 million in the 2002 and 2001 financial years, respectively.  A portion of payments made to Thintana Communications relate to capital projects and have been capitalized.

Operating leases.  Operating leases include payments in respect of equipment, buildings and vehicles.
Operating leases remained relatively constant, increasing 0.6% in the year ended March 31, 2003 primarily due to increased vehicle lease expenses and, to a lesser extent, increased expense in connection with surveillance and monitoring equipment leases to protect against theft, partially offset by a decrease in building leases.  The decrease in vehicle lease expenses associated with the decrease in our vehicle fleet from 16,627 vehicles at March 31, 2002 to
12,601 vehicles at March 31, 2003 was offset by significant expenses associated with equipment upgrades to our vehicle fleet, increased lease payments tied to inflation and interest rates and increased fuel cost.  Operating leases decreased 5.7% in the year ended March 31, 2002 due to a decrease in vehicle lease costs because of a reduction in the fleet from 18,686 vehicles at March 31, 2001 to 16,627 vehicles at March 31, 2002.
Depreciation and amortization.  Depreciation and amortization increased 17.0% in the year ended March
31, 2003 primarily due to investment in telecommunications equipment, data processing equipment, support equipment and buildings, including investment in payphones, cables, switching and transmission equipment and process control and surveillance equipment with shorter lives.  Depreciation and amortization increased 3.0% in the year ended March 31, 2002, primarily due to investment in our fixed-line network modernization and line roll-out and investment in support equipment and software for our national network operations center.  Capital investment in the 2002 financial year shifted to assets with shorter useful lives as our capital expenditure program shifted from network rollout to network support and infrastructure.
Other income.  Other income includes profit on the sale of assets and investments. Other income increased
67.8% to R198 million in the year ended March 31, 2003 and decreased 33.3% to R118 million in the year ended
March 31, 2002 from R177 million in the year ended March 31, 2001. The increase in the 2003 financial year was driven by the non-recurring profit on the sale of our investment in Intelsat on December 30, 2002 and other Telkom assets.
Fixed-line operating profit
The following table shows information related to the operating profit and EBITDA for our fixed-line segment, before intercompany eliminations in the 2001 and 2002 fiscal years and after intercompany eliminations in the 2003 financial year, for the periods indicated.
Fixed-line operating profit

Year ended March 31,

2001
2002
2003
2002/2001             2003/2002

ZAR
ZAR
ZAR
% change
% change

(in millions, except percentages)
Operating profit (ZAR)....................................                        3,818                   2,425                    4,348
(36.5)                  79.3
Operating margin (%) ......................................                          14.4                      8.7                      14.7

EBITDA (ZAR)
1
..............................................                   8,052                  6,788                    9,453                          (15.7)                  39.3
EBITDA margin (%) .......................................                          30.5                    24.3                      31.9

__________________
1

Our fixed-line EBITDA represents fixed-line operating profit before depreciation and amortization.  See footnote 3 in
"-Summary of operations" above for a reconciliation of fixed-line EBITDA to operating profit and footnote 12 in Item 3.
"Key Information  Selected Historical Consolidated Financial and Other Data of the Telkom Group" for a reconciliation of EBITDA of the Telkom Group to net profit.  We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime.  This is particularly the case in a capital-intensive industry such as communications.  It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth.  EBITDA is not a US GAAP or IFRS measure.  You should not construe
EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US
GAAP or IFRS or as a measure of liquidity.  EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Fixed-line operating profit increased significantly in the year ended March 31, 2003 due to higher revenue driven by increased subscription tariffs, local traffic tariffs and fixed-to-mobile traffic tariffs and data revenue growth, while fixed-line operating expense declined slightly.  The decline in fixed-line operating expenses was primarily due to reduced selling, general and administrative expenses and, to a lesser extent, reduced payments to other network operators, partially offset by increased depreciation and amortization and services rendered.  Selling, general and administrative expenses were impacted in the 2002 financial year by the inclusion of R346 million of write-offs of Telcordia related assets and the inclusion of a R325 million provision, excluding interest and legal fees, related to the Telcordia dispute.  Excluding these items, selling, general and administrative expenses decreased primarily due to reduced bad debts as a result of lower bad debt write-offs and a R276 million reduction in the provision for doubtful accounts on our balance sheet, as well as lower marketing and materials expenses due to cost cutting initiatives and reduced losses in respect of cable theft.  Operating leases and employee expenses remained relatively constant in the 2003 financial year as the decrease in salaries and wages and employee retrenchment expenses was partially offset by an increase in benefits.  Fixed-line operating profit decreased 36.5% in the year ended March 31, 2002 primarily due to increased services rendered expense as a result of the outsourcing of our property management operations, payments to other operators, provisions for potential damages related to our dispute with Telcordia, bad debts, employee retrenchment expenses related to headcount reductions and write-offs of Telcordia assets.
Mobile segment
Mobile is our fastest growing segment and encompasses all the operating activities of our 50% joint venture investment in Vodacom, the largest mobile operator in South Africa with an approximate 57% market share as of March 31, 2003 based on total estimated customers in South Africa.  In addition to its South African operations, Vodacom has investments in mobile communications network operators in Lesotho, Tanzania and the
Democratic Republic of the Congo.  Vodacom commenced its network rollout in the Democratic Republic of the
Congo in December 2001 and  officially launched the Vodacom brand in May 2002.    Vodacom's operations
outside of South Africa are at an earlier stage in their expansion and market penetration than its operations in South
Africa.  As a result, Vodacom's customer acquisition costs and capital expenditures per customer for its other
African operations are generally higher than for its South African operations.  Customers in other African countries increased 152.6% to 772,821 as of March 31, 2003 from 306,146 as of March 31, 2002.  A substantial portion of the growth was from prepaid services.  Services outside of South Africa are mainly prepaid due to the lack of banking systems and credit histories.

The following table shows information related to our 50% share of Vodacom's operating revenue and operating profit broken down by Vodacom's South African operations and operations in other African countries for the periods indicated.  All amounts in this table and the discussion of our mobile segment that follows represent 50%
of Vodacom's results of operations unless otherwise stated and are before the elimination of intercompany transactions with us.
Mobile operating revenue and profits

Year ended March 31,

2001
2002
2003
2002/2001       2003/2002

ZAR
% of
total

ZAR
% of
total

ZAR
% of
total
%
change
%
change

(in millions, except percentages)
Operating revenue .............
6,638             100.0                 8,075            100.0                 9,890             100.0
21.6
22.5
South Africa.........................
6,546                98.6                7,705              95.4                 9,272               93.8
17.7                   20.3
Other African countries
92
1.4
370
4.6
618
6.2
n/a
67.0
Operating profit
1
................
1,277             100.0                 1,816            100.0                 2,166             100.0
42.2
19.3
South Africa.........................
1,293              101.3                1,775               97.7                 2,168
100.1
37.3                   22.1
Other African countries .......
(16)
(1.3)
41
2.3
(2)
(0.1)
n/a
n/a
EBITDA
2
............................
2,095             100.0                2,851             100.0                3,354             100.0
36.1
17.6
__________________
1

Certain of Vodacom's operating expense items have been reclassified in the consolidation of the Telkom Group in the 2002 financial year.
2

Our mobile EBITDA comprises our 50% share of Vodacom's EBITDA, which represents mobile net profit before minority interests, taxation, finance charges, investment income and depreciation and amortization.  See footnote 5 in Item 3.  "Key
Information -- Selected Historical Consolidated Financial and Other Data of Vodacom" for a reconciliation of EBITDA of
Vodacom to net profit.  We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime.  This is particularly the case in a capital-intensive industry such as communications.  It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth.  EBITDA is not a US GAAP or IFRS measure.  You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity.  EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.  Mobile EBITDA includes a net gain of R28 million and a net loss of R107 million in the 2002 and 2001 financial years, respectively, for our 50% share of Vodacom's integration costs, disposals of operations and impairments.
Mobile operating revenue
Vodacom derives revenue from mobile services as well as other related or value added goods and services.
Vodacom's revenue is mainly in the form of airtime charges, primarily airtime payments from customers registered on Vodacom's network; interconnection revenue from other operators for the termination of calls on Vodacom's network and national roaming revenue from Cell C; revenue from equipment sales, including sales of handsets and accessories; and revenue from international services, including airtime charges for the use of Vodacom's network through roaming of customers from other international networks and Vodacom customers who roam abroad.

The following table shows our 50% share of Vodacom's revenue broken down by major business area and as a percentage of total operating revenue for our mobile segment and the percentage change by business area for the periods indicated.
Mobile operating revenue

Year ended March 31,

2001
2002
2003

ZAR
% of
total
ZAR
% of
total
ZAR
% of
total
2002/2001
% change
2003/2002
%change

(in millions, except percentages)
Airtime...................................
3,628                  54.6
4,743                  58.7
5,650                  57.1
30.7                 19.1
Interconnection ......................
1,630                  24.6
2,150                   26.6
2,655                  26.8
31.9                 23.4
Equipment sales.....................
1,021                  15.4                 814                  10.1
1,132                  11.5                     (20.3)                 39.1
International airtime...............
130                    2.0
151                    1.9
270                    2.7                      16.2                  78.8
Other sales and services.........
229
3.4
217
2.7
183
1.9
(5.2)
(15.7)
Mobile operating revenue....
6,638                100.0              8,075               100.0
9,890                100.0
21.6                 22.5
The following table sets forth non-financial operational data of Vodacom for the periods indicated.  The amounts stated for customers and traffic minutes reflect 100% of Vodacom's customers and traffic minutes.

Year ended March 31,
2002/2001           2003/2002

2001
2002
2003
% change
% change
South Africa

Customers (thousands) (at period end)
1
..........
5,108                  6,557                   7,874                      28.4                     20.1
  Contract ............................................................
1,037                  1,090                    1,181                       5.1                       8.3
  Prepaid..............................................................
4,046                  5,439                    6,664                     34.4                     22.5
  Community services .........................................                                 25                       28                         29                     12.0                       3.6
Traffic minutes (millions of minutes)
2
.............
7,472                  8,881
10,486                     18.9                    18.1
  Outgoing ...........................................................                           4,052                  4,967                    6,343                     22.6                    27.7
  Incoming (Interconnection) ..............................                           3,420                  3,914                    4,143                     14.4                      5.9
Average MOU (minutes)
3
.................................
137                    111                       101
(19.0)                   (9.0)
  Contract ............................................................
270                    264                       269                      (2.2)                     1.9
  Prepaid..............................................................
70
58                          54
(17.1)
(6.9)
  Community services .........................................
2,859                 3,354                     3,162                      17.3                    (5.7)
ARPU (ZAR)
4, 5
.................................................
208                   182                         183
(12.5)                    0.5
  Contract
5
...........................................................                            493                   560                         629                     13.6                   12.3
  Prepaid..............................................................
98
93                           90                     (5.1)                   (3.2)
  Community services .........................................
1,453                1,719                       1,861                    18.3                      8.3
Churn (%)
6
........................................................
23.3                  27.2                        30.4                     16.7                   11.8
  Contract ............................................................
18.7                  14.5                        11.9
(22.5)
(17.9)
  Prepaid..............................................................
24.8                  30.1                        34.0                     21.4                    13.0

/div>

Year ended March 31,
2002/2001            2003/2002

2001
2002
2003
% change
% change
Other African Countries

Customers (thousands) (at period end)
1
..........
104                       306                       773
194.2
152.6
  Lesotho .............................................................
22                         57                         78
159.1
36.8
  Tanzania ...........................................................
82                       228                       447
178.0                      96.1
  Democratic Republic of the Congo...................
n/a
21                        248                     n/a
1,081.0
ARPU
4

  Lesotho (ZAR)..................................................                                 n/a                      144                        104                      n/a
(27.8)
  Tanzania (USD) ................................................
31                        27                          22
(12.9)
(18.5)
  Democratic Republic of the Congo (USD) .......
n/a
n/a
20
n/a
n/a
__________________
1

Customer totals are based on the total number of customers registered on Vodacom's network, which have not been disconnected, including inactive customers, as of the end of the period indicated.  18.2% of Vodacom's total reported customers, 20.5% of its prepaid customers and 5.3% of its contract customers in South Africa were inactive as of March 31,
2003.  13.9% of Vodacom's total reported customers, 15.9% of its prepaid customers and 3.8% of its contract customers in
South Africa were inactive as of March 31, 2002.  In November and December 2002, Vodacom shortened the time window lock for prepaid customers, after which time they are disconnected from its network, from six months to four months.
Vodacom further shortened the time window lock for prepaid customers to three months in April 2003.  See "Item 4.
"Information on the Company--Business Overview  Mobile communications  South Africa  Customers"  for a discussion of Vodacom's procedures with respect to disconnections and inactive customers.
2

Vodacom's traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls.
3

Vodacom's average MOU is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period.  MOU excludes calls to free services, bundled minutes and data minutes.
4

ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period.  ARPU excludes revenues from equipment sales, other sales and services and revenues from international users roaming on Vodacom's networks.
5

Value added service revenue from previously partially owned service providers is included in contract and total average monthly revenue per customer from October 1, 2001.
6

Churn is calculated by dividing the average monthly total number of disconnections during the period by the average monthly total reported customer base during the period.

Vodacom's operating revenue increased 22.5% in the year ended March 31, 2003 primarily driven by customer growth and to a lesser extent by standard traffic increases.  The increase in Vodacom's operating revenue was further boosted by a R0.3 billion increase in equipment sales primarily due to sales in the Democratic Republic of the Congo and Tanzania, as well as an uptake of 2.5 generation handsets in South Africa.  Vodacom's operating revenue increased 21.6% in the year ended March 31, 2002 primarily due to customer growth, partially offset by a decrease in equipment sales.  Our 50% share of Vodacom's revenue from operations outside of South Africa increased to R618 million in the year ended March 31, 2003 from R370 million in the year ended March 31, 2002 and R92 million in the year ended March 31, 2001.  The increases were due to substantial increases in the number of customers in Vodacom's operations in Tanzania and the Democratic Republic of Congo.  Revenue from Vodacom's operations outside of South Africa as a percentage of Vodacom's total mobile operating revenue increased to 6.2%
in the year ended March 31, 2003 from 4.6% in the year ended March 31, 2002 and 1.4% in the year ended March
31, 2001.
Vodacom believes that the decline in its total ARPU in South Africa in recent years has begun to stabilize.
In South Africa, Vodacom's total ARPU remained relatively constant, increasing 0.5% in the year ended March 31,
2003 primarily due to the impact of new, higher ARPU prepaid products, such as 4U, the continued growth in contract ARPU in South Africa and slower growth rates in overall customers.  In South Africa, Vodacom's total
ARPU decreased 12.5% in the year ended March 31, 2002 primarily due to the increase in the percentage of prepaid customers in Vodacom's total customer base from 79% as of March 31, 2001 to 83% as of March 31, 2002.  Prepaid
customers on average tend to use fewer minutes and generate lower revenue than contract customers.  As a result, average monthly minutes of use per customer and ARPU are lower for prepaid customers.  Vodacom's contract

ARPU in South Africa increased 12.3% and 13.6% in the years ended March 31, 2003 and 2002, respectively.
Prepaid ARPU in South Africa decreased 3.2% and 5.1% in the years ended March 31, 2003 and 2002, respectively, primarily due to a decrease in average monthly minutes of use per prepaid customer as newer prepaid customers tend to be in lower income tiers.  Community services ARPU in South Africa increased 8.3% and 18.3% in the years ended March 31, 2003 and 2002, respectively.  In the 2003 financial year, one community service phone was equivalent to 21 prepaid customers on a revenue basis and nearly 59 prepaid customers on a usage basis since calls from community services phones are subsidized.
Service providers in South Africa generally subsidize handset sales for contract customers.  Handsets for prepaid customers are not subsidized by Vodacom.  Subsidized handset sales give customers an incentive to switch operators to obtain new handsets and have contributed to churn.  Vodacom is more vulnerable to churn than other mobile communications providers in South Africa since it has the largest number of customers in South Africa.
Vodacom's churn rate for contract customers in South Africa decreased to 11.9% in the year ended March
31, 2003 from 14.5% in the year ended March 31, 2002 and 18.7% in the year ended March 31, 2001 primarily due to a revised equipment upgrade policy and a greater focus on customer retention.  Vodacom's churn rate for prepaid customers in South Africa increased to 34.0% in the year end March 31, 2003 from 30.1% in the year ended March
31, 2002 and 24.8% in the year ended March 31, 2001 primarily due to a more competitive market, lower barriers to entry for prepaid customers in South Africa and the volatile nature of the prepaid customer base.  In addition, in
November and December 2002, Vodacom shortened the time window lock for prepaid customers, after which time they are disconnected from its network, from six months to four months, which contributed to churn in the 2003 financial year.  In April 2003, Vodacom further shortened the time window lock for prepaid customers to three months.  The mobile market in South Africa has continued to grow in the 2003 financial year and Vodacom believes that it continued to take a majority of that growth.  However, Cell C has captured an estimated 8% market share since its inception in November 2001, resulting in an estimated 4% decline for both Vodacom and MTN.  For a discussion of Vodacom's churn rate, see "Item 4. "Information on the Company -- Business Overview -- Mobile
communications -- South Africa -- Customers."
Airtime.  Vodacom derives airtime revenue from connection and monthly rental fees and airtime usage fees paid by Vodacom's contract customers for use of its mobile networks.  Airtime revenue also includes fees paid by
Vodacom's prepaid phone customers for prepaid starter phone packages, airtime recharge vouchers and incomer vouchers, which entitle customers to receive unlimited incoming calls for 365 days, and revenue from mobile data, including short messaging services, or SMSs.  Airtime revenue depends on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs.
Vodacom's airtime revenue increased 19.1% and 30.7% in the years ended March 31, 2003 and 2002, respectively, primarily due to the increase in the number of Vodacom's customers, and, to a lesser extent, standard tariff increases.  As Vodacom's primary market in South Africa continues to mature and Vodacom continues to connect more marginal customers in its South African operations, Vodacom expects that growth in airtime in South
Africa will continue to slow.  Total customers increased 26.0% and 31.7% in the years ended March 31, 2003 and
2002, respectively, primarily due to strong prepaid customer growth in South Africa and significant customer growth in Vodacom's operations outside of South Africa.  New products and services also had a substantial role in
Vodacom's customer growth in the 2003 and 2002 financial years.  Vodacom launched 4U, its prepaid SMS and per second billing product, in October 2001 in anticipation of increased competition from Cell C, which commenced operations in November 2001.  Vodacom connected over 1.3 million 4U customers in the six months of launching the product and had approximately 4.0 million 4U customers as of March 31, 2003.  A portion of these customers were migrated from existing prepaid customers.
For a discussion of Vodacom's customers and traffic see Item 4.  "Information on the Company - Business
Overview - Mobile communications - South Africa - Customers"  and Item 4.  "Information on the Company -
Business Overview - Mobile communications - South Africa - Traffic."
Vodacom's mobile data revenue increased  45.3% to R581 million in the year ended March 31, 2003 from
R400 million in the year ended March 31, 2002, 50% of which is included in the Telkom Group's revenue.
Vodacom's SMS traffic increased over the period primarily due to new packages and services such as 4U, which is priced and marketed to encourage SMS usage.  Vodacom transmitted 1.5 billion SMSs over its network and averaged 17.3 SMSs per customer per month in the year ended March 31, 2003 compared to 911 million SMSs and an average of 13.1 SMSs per customer per month in the year end March 31, 2002.
Interconnection.  Vodacom generates interconnection revenue when a call originating from our fixed-line network or one of the other mobile operators' networks terminates on Vodacom's network.  Interconnection revenue includes revenue from Cell C for national roaming services.  Vodacom does not have a roaming agreement with
MTN.  Vodacom generates national roaming revenue when its mobile network carries a call made from a Cell C customer.  Interconnection revenue depends on the volume of traffic terminating on Vodacom's network, the interconnection termination rates payable by ourselves and the other mobile operators to Vodacom and national roaming rates and volumes.
Vodacom's interconnection revenue increased 23.4% and 31.9% in the years ended March 31, 2003 and
2002, respectively, primarily due to an increase in the number of calls terminating on Vodacom's network as a result of the increased number of Vodacom's customers and South African mobile users.  Adding to the growth in interconnection revenue in the 2003 financial year was a strong increase in Cell C's customer base and the resultant increase in national roaming revenue as well as increased interconnection revenue from Vodacom's other African operations.  The increases were partially offset by a decrease in the number of fixed-line calls from Telkom's network terminating on Vodacom's network in the 2003 financial year.  Interconnection revenue in our mobile segment included R1,489 million, R1,484 million and R1,386 million in the years ended March 31, 2003, 2002 and
2001, respectively, for services received from our fixed-line business, which were eliminated from the Telkom
Group's revenue on consolidation.
Equipment sales.  Vodacom generates revenue from equipment sales primarily from the sale of mobile phones and accessories.  Vodacom purchases handsets for itself and for external service providers in bulk at purchase discounts in order to lower the cost of handset subsidization.  Equipment sales revenue fluctuates based on whether external providers and Vodacom's other African operators source equipment from Vodacom in South
Africa or purchase equipment from third party service providers.
Vodacom's revenue from equipment sales increased  39.1% in the year ended March 31, 2003 primarily due to large volumes of equipment sales by Vodacom Tanzania and Vodacom Congo, as well as the roll-out of 2.5 generation phones in South Africa.  The introduction of MMS and GPRS, as well as other value-added services, contributed to the increase in 2.5 generation equipment sales, which was driven by Vodacom's service providers and dealers.  Vodacom's revenue from equipment sales decreased 20.3% in the year ended March 31, 2002 primarily due to external service providers obtaining an increasing number of handsets from third parties and a marginal decrease in the cost of handsets.
International airtime.  Vodacom generates fees for international airtime from international roaming by its customers abroad, when its mobile network carries a call made by a customer of another international mobile communications network operator and from Vodacom customers making international calls.  Vodacom's revenue from international airtime increased 78.8% and 16.2% in the years ended March 31, 2003 and 2002, respectively, primarily due to increased call activity in South Africa and other African countries.  The increase in the call activity during the 2003 financial year was primarily due to a 23.8% increase in Vodacom's South African customers roaming internationally and a 32.6% increase in international visitors roaming in South Africa.
Other.  Other revenue includes revenue from other operations.  Vodacom's other revenue decreased 15.7%
and  5.2% in the years ended March 31, 2003 and 2002, respectively, primarily due to the sale of non-core assets, including Teljoy television, which was sold in March 2002.
Mobile operating expenses
The following is a discussion of our mobile segment's operating expenses which are comprised of our 50%
interest in Vodacom's operating expenses.  Vodacom's operating expense line items are presented in accordance with the line items reflected in the Telkom Group's consolidated operating expenses, which are different from the operating expense line items contained in Vodacom's consolidated financial statements.

The following table shows our 50% share of Vodacom's operating expenses and the percentage change for the periods indicated.

Year ended March 31,

2001
2002
2003
2002/2001            2003/2002

ZAR
ZAR
ZAR
% change
% change

(in millions, except percentages)
Employee expense ............................................
475                       568                         509
19.6
(10.4)
Payments to other network operators................
411                       689
1,109
67.6                       61.0
Selling, general and administrative expenses
1
..
3,413                    3,689                      4,614                       8.1                        25.1
Services rendered..............................................
32                         56                          65
75.0
16.1
Operating leases................................................
236                       237                         273                        0.4                       15.2
Depreciation and amortization..........................
818                    1,035                      1,188                     26.5                       14.8
Other income ....................................................
(24)
(15)
(34)
(37.5)
126.7
Mobile operating expenses .............................
5,361                    6,259                      7,724                     16.8                       23.4

Employee expenses.  Employee expenses consist mainly of salaries and wages of employees as well as contributions to employee pension and medical aid funds and benefits.
Vodacom's employee expenses decreased 10.4% in the year ended March 31, 2003 primarily due to lower deferred bonus incentive accruals as a result of Vodacom's lower net profit, which was adversely impacted byIAS
39 in the 2003 financial year.  Vodacom decreased the number of its temporary employees from 423 as of March
31, 2002 to 219 as of March 31, 2003 primarily in its operations in South Africa and the Democratic Republic of the
Congo, which further contributed to the decrease in employee expense in the 2003 financial year as temporary employees are generally more expensive than permanent employees.  The decrease in employee expense in the 2003 financial year was partially offset by an 8.0% overall increase in average employee salaries and a 1.2% increase in employees.  Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 24.5% to 1,963 customers per employee as of March 31, 2003.
Vodacom's employee expenses increased 19.6% in the year ended March 31, 2002, primarily due to increased bonuses and incentives and, to a lesser degree, the growth of Vodacom's operations in South Africa and expansion outside of South Africa.  The increases were also due to an overall increase in average salaries for employees of 10.0% in the 2002 financial year.  The number of employees increased 1.9% in the year ended March
31, 2002.  Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 24.5% to 1,963 customers per employee as of March 31, 2003 and 29.3% to 1,577 customers per employee as of March 31, 2002 from 1,220 customers per employee as of March 31, 2001.
Payments to other network operators.  Payments to other network operators consist mainly of interconnection payments made by Vodacom's South African and other African operations for terminating calls on other operators' networks.  Vodacom's payments to other network operators increased significantly in both the years ended March 31, 2003 and 2002 as a result of increased outgoing traffic in line with increased customer growth and the increasing percentage of outgoing traffic terminating on the other mobile networks rather than Telkom's fixed-
line network as the cost of terminating calls on other mobile networks is higher than calls terminating on Telkom's
fixed-line network.   The increase was also due to the increase in interconnection tariffs under Vodacom's interconnection agreements in November 2001 and January 2003 for traffic terminating on other mobile networks and Telkom's fixed-line network.  As the mobile communications market continues to grow in South Africa,
Vodacom expects that interconnection charges will continue to increase and adversely impact Vodacom's profit margins.

Payments to other network operators in our mobile segment included R174 million, R153 million and R149 million in the years ended March 31, 2003, 2002 and 2001, respectively, for interconnection fees paid to our fixed-
line segment, which were eliminated from the Telkom Group's operating expenses on consolidation.
Selling, general and administrative expenses.  Selling, general and administrative expenses include subscriber acquisition and retention costs, packaging, distribution, marketing, regulatory license fees, bad debts and various other general administrative expenses, including insurance, accommodations and social investments.
The following table sets forth information related to our 50% share of Vodacom's selling, general and administrative expenses for the periods indicated.
Mobile selling, general and administrative expenses

Year ended March 31,

2001
2002
2003
2002/2001           2003/2002

ZAR
ZAR
ZAR
% change
% change

(in millions, except percentages)
Selling, distribution and other..........................                           2,806
3,231                   4,013                      15.1                       24.2
Marketing ........................................................
257                        271
326                       5.4                        20.3
Regulatory and license fees .............................
165                        192
252                     16.4                        31.3
Bad debts .........................................................
78
23
23
(70.5)
         -
Asset write-offs................................................
107
(28)
-
(126.2)
(100.0)
Selling, general and administrative
expenses ..........................................................                       3,413
3,689                   4,614
8.1
25.1

Vodacom's selling, general and administrative expenses increased 25.1% in the year ended March 31, 2003 primarily due to an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expenses to support the growth in Vodacom's South African and other African operations and increased competition.  Vodacom's selling, general and administrative expenses increased 8.1% in the year ended
March 31, 2002, primarily due to an increase in selling, distribution and other expenses to support the growth in operations.  Selling, distribution and other expenses include cost of goods sold, commissions, subscriber acquisition and retention expenses, distribution expenses and insurance.  The increase in selling and distribution expenses over the three year period was directly related to the increase in customer connections, competition and operating revenue, although selling and distribution incentive costs increased faster than revenue growth in the 2003 financial year as competition in the South African market increased.  The increase in selling, distribution and other expense in the 2003 financial year also included significant expense due to Vodacom's continued expansion into Africa, including expenses related to secondees to other African countries.  The increase in marketing expenses in the 2003 financial year was mainly due to significant marketing expense incurred launching Vodacom Congo.  The increase in regulatory and license fees during the same period was also directly related to the increase in operating revenues and corresponding payments under Vodacom's existing licenses, coupled with payments made to secure temporary licenses for GSM 1800 frequency spectrum in South Africa.
Services rendered.  Services rendered include consultancy services for technical, administrative and managerial services, audit fees, legal fees and communication and information technology costs.  Services rendered increased 16.1% and 75.0% in the years ended March 31, 2003 and 2002, respectively, primarily due to an increase in support, audit and consulting services for Vodacom's other African operations, particularly Vodacom Congo and
Vodacom Tanzania, as well as an increase in information technology costs due to expansion and upgrades in the
2002 financial year.

Operating leases.  Operating leases include payments in respect of rentals of GSM transmission lines as well as office accommodation, office equipment and motor vehicles.
Vodacom's operating leases increased 15.2% in the year ended March 31, 2003 primarily due to the cost of transmission and data lines required for its South African network and in the Democratic Republic of the Congo.
Vodacom's operating leases remained relatively constant in the year ended March 31, 2002.
Operating leases in our mobile segment included R241 million, R184 million and R178 million in the years ended March 31, 2003, 2002 and 2001, respectively, for operating lease payments to our fixed-line segment, which were eliminated from the Telkom Group's operating expenses on consolidation.
Depreciation and amortization.  Vodacom's depreciation and amortization increased 14.8% and 26.5% in the years ended March 31, 2003 and 2002, respectively.  The increases were primarily the result of depreciation and amortization of capital expenditures Vodacom incurred in building out its network in South Africa and other sub-
Saharan African countries, partially offset in the 2002 financial year by a decrease in the amortization of intangible assets as a result of the sale of FilmFun Holdings (Proprietary) Limited and Vodacom World Online (Proprietary)
Limited and the elimination of related goodwill from its balance sheet.  Amortization of intangibles remained relatively constant in the 2003 financial year, decreasing 0.9% to R211 million from R213 million in the year ended
March 31, 2002.  Vodacom believes that the declining growth in depreciation results from the substantial completion of its major capital investments in South Africa.
Mobile operating profit
The following table shows information related to the operating profit and EBITDA for our mobile segment, which comprises 50% of Vodacom's results for the periods indicated.
Mobile operating profit

Year ended March 31,

2002/2001

2003/2002

2001
2002
2003
% change
% change

(in millions, except percentages)
Operating profit (ZAR)....................................                            1,277                   1,816                   2,166
42.2                     19.3
Operating margin (%) ......................................                             19.2                      22.5                     21.9

EBITDA (ZAR)
1
..............................................                      2,095                     2,851                  3,354
36.1                     17.6
EBITDA margin (%) .......................................                             31.6                       35.3                    33.9

__________________
1

Our mobile EBITDA comprises our 50% share of Vodacom's EBITDA, which represents mobile net profit before minority interests, taxation, finance charges, investment income and depreciation and amortization.  See footnote 5 in Item 3.  "Key
Information  Selected Historical Consolidated Financial and Other Data of Vodacom" for a reconciliation of EBITDA of
Vodacom to net profit.  We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company's underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company's capital structure or the relevant tax regime.  This is particularly the case in a capital-intensive industry such as communications.  It is also a widely accepted indicator of a company's ability to service its long-term debt and other fixed obligations and to fund its continued growth.  EBITDA is not a US GAAP or IFRS measure.  You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity.  EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.  Mobile EBITDA includes a net gain of R28 million and a net loss of R107 million in the 2002 and 2001 financial years, respectively, for our 50% share of Vodacom's integration costs, disposals of operations and impairments.

Mobile operating profit increased 19.3% and 42.2% in the years ended March 31, 2003 and 2002, respectively, primarily due to the significant growth in customers and revenue.  Operating profit as a percentage of revenue decreased to 21.9% in the 2003 financial year from 22.5% in the 2002 financial year.  Operating profit as a percentage of revenue increased in the 2002 financial year from 19.2% in the 2001 financial year.
LIQUIDITY AND CAPITAL RESOURCES
Group Liquidity and Capital Resources
Cash flows
The following table shows information regarding our consolidated cash flows for the periods indicated.

Year ended March 31,

2001
2002
2003
2002/2001             2003/2002

ZAR
ZAR
ZAR
% change
% change

(in millions, except percentages)
Cash flows from operating
activities ...................................

6,165

8,171

9,748

32.5

19.3
Cash flows used in investing
activities ...................................

(9,964)

(9,250)

(5,731)

(7.2)

(38.0)
Cash flows (used in)/from
financing activities
1
..................

3,439

66

(3,026)

(98.1)

n/a
Net increase/(decrease) in cash
and cash equivalents...............

(360)

(1,013)

991

181.4

(197.8)
Effect of foreign exchange rate
differences ................................                             -                     48
(56)                           -                    (216.7)
Net cash and cash equivalents at
the beginning of the year ..........

1,227

867

(98)

(29.3)

(111.3)
Net cash and cash equivalents
at the end of the year..............

867

(98)

837

(111.3)

n/a
__________________
1

Includes costs related to our initial public offering of R154 million and R44 million in the years ended March 31, 2003 and
March 31, 2002 respectively.

Cash flows from operating activities
Our primary sources of liquidity are cash flows from operating activities and borrowings.  In the future, we intend to fund our expenses, indebtedness and working capital requirements from our operations and from capital raised in the markets.  Cash flows from operating activities increased over the three year period by 19.3% to R9,748 million in the 2003 financial year and 32.5% to R8,171 million in the 2002 financial year.  The increase in the 2003 financial year was primarily due to higher cash receipts from customers, tax refunds and decreased interest expense , partially offset by increased cash paid to suppliers and Vodacom employees.  The increase in the 2002 financial year was primarily due to increased receipts from customers and improved credit management and cash management.
Cash flows used in investing activities
Cash flows used in investing activities relate primarily to investments in our fixed-line network and our
50% share of Vodacom's investments in its mobile networks in South Africa and other African countries.  Cash flows used in investing activities decreased 38.0% to R5,731 million in the 2003 financial year and 7.2% to R9,250 million in the 2002 financial year.  The decrease in the 2003 financial year was primarily due to a reduction in capital expenditure in our fixed-line network and, to a lesser extent, in mobile operations.  The decrease in the 2002 financial year was primarily due to the decrease in capital expenditure for our fixed-line roll-out, partially offset by an increase in Vodacom's capital expenditure.
Cash flows (used in)/from financing activities
Cash flows from financing activities are primarily a function of borrowing activities.  In the 2003 financial year, loans repaid and the increase in interest-bearing investments exceeded loans raised and finance leases raised by
R2,872 million.  We repaid a net of R1,371 million of commercial paper bills, a R689 million 10.75% unsecured local bond due September 20, 2003, a R359 million loan from European Investment Bank and a R200 million 12.5%
coupon, unsecured loan stock due April 15, 2002 in the 2003 financial year.  We increased our interest bearing investments including repurchase agreements and bills of exchange by R468 million.  We also incurred R154 million in costs related to our initial public offering in the 2003 financial year.
Vodacom repaid R426 million of its debt in including the repayment of R400 million of funding loans.
Telkom's 50% share of R213 million is included in loans repaid.  Vodacom raised foreign debt of R932 million primarily as a result of a R336 million utilization of an extended credit facility for Vodacom Congo and a R502 million draw down of a project financing facility in Tanzania.  Telkom's 50% share of R419 million is included in loans raised.
In the 2002 financial year, loans raised and the decrease in interest-bearing investments exceeded loans repaid by R110 million.  We repaid syndicated loans of $185 million, a $150 million and $250 million  in the 2002 financial year.  We also repaid a net R392 million of commercial paper bills during the year.  We decreased our interest bearing investments including repurchase agreements and bills of exchange by R865 million.  During the
2002 financial year we issued R2,300 million aggregate principal amount of 10.75% bonds due 2003 and R1,500 million aggregate principal amount of 10.5% bonds due 2006.  We also incurred R44 million in costs related to our initial public offering in the 2002 financial year.
In the 2001 financial year, loans raised exceeded loans repaid and the increase in interest-bearing investments by R3,439 million.  We issued Euro 500 million aggregate principal amount of 7.125% bonds due 2005,
R1,350 million aggregate principal amount of zero coupon private placement bonds due 2010, R2,700 million aggregate principal amount of 10.75% bonds due 2003 and we entered into a R359 million loan from the European
Investment Bank in the 2001 financial year.  We repaid a net R3,815 million of commercial paper bills in the 2001 financial year.  We also increased our interest bearing investments including repurchase agreements and bills of exchange by R613 million.
Working capital
We had negative consolidated working capital of R4.2 billion as of March 31, 2003 compared to negative consolidated working capital of R1.6 billion as of March 31, 2002 and R2.6 billion as of March 31, 2001.  Negative working capital arises when current liabilities are greater than current assets.  The decline in our working capital in the 2003 financial year is mainly due to the R4.7 billion of indebtedness that is scheduled to be repaid in the current financial year.  Telkom is of the opinion that the Telkom Group's cash flows from operations, together with proceeds from liquidity available under credit facilities and in the capital markets, will be sufficient to meet the
Telkom Group's present working capital requirements for the twelve months following the date of this annual report.  We intend to fund current liabilities through a combination of operating cash flows, new borrowings and borrowings available under existing credit facilities.
Capital expenditures and investments
We have made significant capital expenditures in connection with our five year fixed-line network modernization and roll-out program, while Vodacom has made significant capital expenditures in building and upgrading its mobile network in South Africa and other African countries.

The following table shows the Telkom Group's investments in property, plant and equipment excluding intangibles, including our 50% share of Vodacom's investments, for the periods indicated.

Year ended March 31,

2001
2002
2003

ZAR
ZAR
ZAR
Amounts in accordance with IFRS

 (in millions)

Group capital expenditure

Fixed-line.................................................
8,297                       6,962                      4,013
Base expansion and core network ............
4,797                        2,831                       1,662

Network evolution....................................
985                       1,906                           968
Efficiencies and improvements ................
1,985                       1,743                        1,226
Company support and other......................
530                          482                           157
Mobile......................................................
1,592
2,042
1,699
Total investment in property, plant and
equipment................................................
9,889                      9,004                       5,712

We spent approximately R4.0 billion ($506 million) on fixed-line capital expenditures in the year ended
March 31, 2003, which was lower than budgeted fixed-line capital expenditure for the 2003 financial year of R4.9 billion primarily as a result of  more stringent investment criteria for capital investment, savings resulting from the relative strength of the Rand against the US Dollar and  Euro and projects carried forward to the 2004 financial year.
In the future, we intend to selectively invest in our fixed-line segment on a smaller scale based on customer demand and economic viability.  We also intend to make capital expenditures in growing business areas such as data services and for improving the quality and efficiency of our network and support systems.  Our consolidated capital expenditures in property, plant and equipment for the 2004 financial year is budgeted to be approximately R6.5 billion, of which approximately R5.0 billion is budgeted to be spent in our fixed-line segment and approximately
R1.5 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom's capital expenditure of approximately R2.9 billion.  The increase in budgeted fixed-line capital expenditure in the 2004 financial year is due to delayed projects in the 2003 financial year, increased capital investment on operational support systems and increased provisions for regulatory capital investment, primarily carrier pre-selection and monitoring and interception.  Our consolidated capital expenditures are continually examined and evaluated against the estimated economic benefit and may be revised in light of changing business conditions, investment opportunities and other business factors.

Commitments
We estimate our commitments in respect of property, plant and equipment in the next five years to be approximately R2.2 billion.  Our annual commitments under operating leases, as of March 31, 2003, are as follows:

Total
Within one
year
Between
one and five
years
Over five
years

(in millions)
Buildings...................................................................................                                    1,059                      183                      483                       393
Transmission and data lines ......................................................
1,135                       228                      907                           -

Equipment.................................................................................                                        11                          4                          7                           -
Vehicles ....................................................................................                                      719                      719                           -                           -

Sport and marketing contracts ..................................................
228
123
105
-
Total.........................................................................................                                   3,152                   1,257                    1,502                      393

Telkom has entered into a full maintenance lease agreement for its vehicles with debis Fleet Management
(Proprietary) Limited, a company incorporated in the Republic of South Africa.  The master lease agreement is for a period of five years and expires on March 31, 2005.  As there is no minimum usage clause in the master lease agreement, only the lease payments for the one year renewal period are included in the table above.  The leases of individual vehicles are renewed annually.
Contingent liabilities
Telcordia instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year.
The proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June
1999 for the development and supply of an integrated end-to-end customer assurance and activation system by
Telcordia.  In September 2002, a partial ruling was issued by the arbitrator in favor of Telcordia.  Telkom has launched review proceedings in the South African High Court in respect of this partial ruling, the hearing of which has been scheduled to occur in August 2003.  Telcordia also petitioned the United States District Court for the
District of Columbia to confirm the partial ruling, which petition was denied.  The arbitration proceedings and the amount of Telkom's liability are not expected to be finalized until late 2003 or early 2004.  As of March 31, 2003,
Telkom had a cumulative provision of R356 million for its estimate of probable liabilities, including interest, legal fees and foreign exchange impacts, in respect of the Telcordia claim on the Telkom Group's consolidated balance sheet.  Telkom is currently unable to predict the amount that it may eventually be required to pay Telcordia.  If
Telcordia recovers substantial damages from Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause its indebtedness to increase and its net profit to decline.  See Item 3.  "Key Information -- Risk Factors -- Risks Related to Regulatory and Legal Matters -- If
Telcordia Technologies Incorporated, a New Jersey corporation, were able to recover substantial damages in its arbitration proceedings against Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause Telkom's indebtedness to increase and its net profit to decline"  and Item 8.  "Financial Information -- Consolidated Financial Statements and Other Financial Information
-- Legal Proceedings."
See also note 29 to the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years in the period ended March 31, 2003 and note 35 to the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years in the period ended March 31, 2003 for additional information related to contingent liabilities of the Telkom Group and Vodacom, respectively.

Employee benefit special purpose entity
We had liabilities of R2,289 million, R2,154 million and R2,183 million in the years ended March 31,
2003, 2002 and 2001, respectively, in respect of post retirement medical aid obligations for current and retired employees.  We set up a special purpose entity in the 2002 financial year for the purpose of funding these post retirement obligations.  This special purpose entity is purely used as a financing tool as we still retain our obligation to provide post retirement medical aid benefits to retired employees.  As a result, it does not meet the definition of a plan asset in terms of IAS 19 -- Employee Benefits.  Our interest in the special purpose entity is by way of equity, and this entity is fully consolidated in the Telkom Group's financial statements.  The cumulative value of the funds in this special purpose entity was R938 million and R560 million as of March 31, 2003 and 2002, respectively.
Funding sources
To date, we have financed our operations primarily from cash flows from operations and by borrowings in the South African and international capital markets.  Access to international capital markets and its associated cost of funding depends in part on our credit ratings.  We maintain an active dialog with the principal credit rating agencies who review our ratings periodically.  Standard & Poor's International Ratings, LLC, a Delaware limited liability company and a division of McGraw-Hill Companies Inc., and Moody's Investors Services Inc, a Delaware
corporation, have rated our foreign debt BBB-- and Baa3, respectively.  We have not solicited a rating on our local
Rand denominated debt due to our long standing relationships with Rand denominated investors.  As of March 31,
2003, 77.6% of our debt was local debt, compared to 78.2% as of March 31, 2002 and 63.6% as of March 31, 2001.
Our Rand denominated debt bears interest at rates ranging from 10 basis points to 60 basis points above treasuries and the effective interest rate for the year ended March 31, 2003 was 13.56%.  Although 90.4% of our debt is fixed as of March 31, 2003, a significant portion of our debt becomes due in the next 18 months, allowing us to refinance our debt structure.

The following table sets forth our consolidated indebtedness including finance leases as of March 31, 2003.

Maturing

Year ended March 31,

Interest
payment
dates
Interest
rate
Outstanding
as of March 31,
2003
Nominal
amount
outstanding
as of
March 31, 2003
2004
2005
2006
2007
After 2007

(%)
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR

(in
millions)
TELKOM

Bonds

10% statutorily guaranteed open-
ended local bond due not later
than March 31, 2008 (TK01)
1, 2, 3

March 31,
September
30
10
3,566
4,491              -                 -                -               -                   4,491
13% unsecured local bond
due May 31, 2004 (TL08)
1, 4

May 31,
November
30
13                                  3,368
3,500
-
3,500              -               -                          -

10.75% unsecured local bond
due September 30, 2003
(TL03)
1,5

March 31,
September
30
10.75                                4,306
4,311
4,311                  -              -               -                           -

10.5% unsecured local bond due
October 31, 2006
(TL06)
1 ,6

April 30,
October 31
10.5                                 1,438
1,455              -                   -              -

 -
1,455

6% unsecured local bond due
February 24, 2020 (TL20)
7

February
22                      6
1,136
2,500              -                   -              -                 -                 2,500
Zero coupon unsecured loan
stock due September 30, 2010
(PP02)
8

  -                              -
152
430             -                   -              -                 -

430
Zero coupon unsecured loan
stock due June 15, 2010 (PP03)
9

 -
-
470
1,350              -                   -              -                 -                 1,350
7.125% unsecured Euro bond
due April 12, 2005
10

April 12
7.125
4,338
4,338              -                   -

4,338               -                         -

Finance leases
n/a                        13.44
672                           672             -                   -               -                -

672
Repurchase agreements

167
167
167                -               -                -

                          -

Commercial paper
Various                   Various
1,397
1,766
58
1,446
262               -                         -

Zero coupon unsecured
commercial paper bills with a
maturity not later than April 4,
2005.  The average discount rate
on these commercial paper bills
is 9.98% per annum.

Bank facilities

Bank loan from Dresdner Bank
(Switzerland) Ltd repayable on
July 31, 2003
3

-                           3.14
10                           10
10               -                 -               -                        -

R111.5 million unsecured
overdraft facility with ABSA
Bank Limited, repayable on
demand
 -                          Prime
Rate
Not utilised
Not utilised                  -               -                 -               -

                         -

R485 million unsecured
overdraft facility with The
Standard Bank of South Africa
Limited, repayable on demand
 -                          Prime
Rate
Not utilised
Not utilised                 -                -                 -               -                       -

R100 million unsecured
overdraft facility with ABN
Ambro Bank, repayable on
demand
 -                      Mutually
agreed
Not utilised
Not utilised                   -                -                -               -                       -

Maturing

Year ended March 31,

Interest
payment
dates
Interest
rate
Outstanding
as of March 31,
2003
Nominal
amount
outstanding
as of
March 31, 2003
2004
2005
2006
2007
After 2007

(%)
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR

(in
millions)
$35 million unsecured short term
loan facility with Credit Agricole
Indosuez, various repayment
dates
 -                     Mutually
agreed
Not utilised
Not utilised                   -                -                -                -                       -

Various bank loans
3
  -
-                                       107
107
3
3
3
3
95
Bank overdraft and other short-
term debt
-                            -
-                               -
-
-
-
-
-
Total Telkom

21,127
25,097          4,549         4,949        4,603       1,458
9,538
VODACOM
11

$10 million shareholders loan
with Planetel Communications
Limited.
12

-                       LIBOR+
5%
24                            24                 -                 -                -               -

24
$8.4 million shareholders loan
with Caspian Construction
Company Limited
12

-                        LIBOR+
5%
21                             21                -                 -                -               -

21
$31.3 Euro 11.5 and TSH 19,744
million project finance for
Vodacom Tanzania Limited
13

-                         5.5 - 13.0
251                           251
34
41
54
56                     66
Various finance leases
14
  -
18.3                                    442
442
7
14
25
39
357
$16.3 million revolving credit
facility of Vodacom Congo
(RDC)
 15

-                   LIBOR+1.5%

65                             65
 65               -                -               -                        -

Euro 38.9 million Vodacom
Congo (RDC)s.p.r.l.. Extended
credit facility, repayable on April
30, 2004
 -

EURIBOR+
1.75%

169

169

 -            169               -               -                        -

$8.8 million loan to Vodacom
Group, repayable on July 1, 2003
-                          2.74
35                             35
35                 -                -               -                       -

Various other short-term loans
 -
-
3
3
3
-
-
-
-
Bank overdrafts and other short-
term debt
 -
 -
280
280
280
-                -              -                        -

Total Vodacom
11

 -
 -
1,290
1,290
424
224
79
95
468
TOTAL
 -                              -
22,417
26,387
4,973         5,173        4,682        1,553
10,006

1

Listed on the Bond Exchange of South Africa.
2

Open ended bond issue, and number of bonds issued varies from time to time.  As of March 31, 2003, R4,491 million of these bonds were in issue.
3

R3,683 million of Telkom's indebtedness outstanding as of March 31, 2003 was guaranteed by the Government of the Republic of South Africa.
4

2,000 of these bonds were issued on November 30, 1998 at a yield to maturity of 17.3% and a further 1,500 of these bonds were issued on July 29, 1999 at an interest rate of 15.52%.
5

2,700 of these bonds were issued on March 15, 2001, a further 800 of these bonds were issued on June 26, 2001 and a further 1,500 of these bonds were issued on July 24, 2001.  The yield to maturity is 11.27%, 10.74% and 10.47%, respectively.  689 of these bonds were purchased at market yield during the year ended March 31, 2003.
6

1,500 of these bonds were issued on October 31, 2001 at a yield to maturity of 10.87%.
7

2,500 of these bonds were issued on February 22, 2000 at a yield to maturity of 15.00%.
8

Issued on February 25, 2000.  Original amount issued was R430 million.  The yield to maturity of this instrument issued by Telkom is 14.37%.
9

Issued on June 15, 2000.  Original amount issued was R1,400 million.  The yield to maturity of this instrument is 15.175%.
10

Listed on the London Stock Exchange.  An aggregate principal amount of Euro 500 million was issued on April 12, 2000.
11

Represents Telkom's 50% share of Vodacom's indebtedness.
12

Repayable on approval of at least 60% of the shareholders of Vodacom Tanzania Limited.
13

Payable on agreement of all shareholders.
14

Secured by land and buildings.
15

The revolving credit facility is available until December 31, 2004.

We expect to repay the indebtedness and other obligations in the above table with cash flows from operations and/or new capital raised in the markets. None of the outstanding indebtedness in the above table is convertible into other securities and, being debt instruments, were not offered or issued to our existing shareholders.
The bonds in the above table were issued to, and are currently held by, a number of third parties pursuant to public offers and private placements undertaken by us.  Telkom's special purpose entity established to fund post retirement obligations indirectly held R45 million in nominal value  of Telkom's 10.5% unsecured local bond due October 31,
2006 (TL06) and approximately 185,000 of Telkom's ordinary shares as of March 31, 2003.
The funds raised through the issuances of the above indebtedness were used for the extension and modernization of our communications networks, the provision of additional communications services and for general working capital purposes.
The debt instruments in the above table do not contain any restrictive covenants except a number of the instruments contain provisions limiting our ability to create liens.  Some of our debt contains cross-default provisions.  In addition, our R2.5 billion 6% local bonds due February 24, 2020 contain financial maintenance covenants requiring the Telkom Group to maintain the following ratios:
 •
EBITDA to net interest expense ratio of no less than 3.5:1 in the 2003 financial year, increasing to
4.0:1 in the 2004 financial year and 5.0:1 thereafter; and
 •
net interest bearing debt to EBITDA ratio of no greater than 2.0:1.
The above ratios are calculated semi-annually based on accounting policies in use at the time the indebtedness was incurred.  Because the above ratios are calculated based on accounting policies in use at the time the indebtedness was incurred, EBITDA for purposes of the ratios is not calculated in the same manner as it is calculated elsewhere in this prospectus.  We were in compliance with the above ratios during the year ended March
31, 2003.
All debt incurred by Telkom prior to 1991 is guaranteed by the Government of the Republic of South
Africa pursuant to Section 35 of the South African Exchequer Act, 66 of 1975.  The Government of the Republic of
South Africa does not guarantee debt incurred thereafter or Vodacom's debt.  As of March 31, 2003, R3.7 billion of our total debt of R22.4 billion was guaranteed by the Government of the Republic of South Africa.
The only material loan made by Telkom or any of its subsidiaries as of March 31, 2003 is the loan of R460 million to Vodacom, which is not reflected in the table above and is unsecured, and which is more fully described in
Item 7. "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Relationship with
Vodacom and Related Transactions -- Loan agreement".  This loan was our only material intercompany financing arrangement as of March 31, 2003. Vodacom repaid the loan on June 30, 2003.  No loans have been furnished by
Telkom or any of its subsidiaries for the benefit  of any director or any member of our senior management team as of March 31, 2003.
Telkom's policy is to hedge its exposure to foreign exchange rate fluctuations.  Interest rate risk is converted to Rands and managed per our policy and control manual which stipulates guidelines on exposure to fixed and floating rate debt.  Telkom's philosophy is to target a fixed/floating debt ratio of at least 65% fixed, adjusted to market conditions considering the interest rates at that time.  If interest rates are low, Telkom will establish a higher than 65% fixed/floating debt ratio and when interest rates are high, Telkom seeks to establish the ratio closer to a
65% fixed/floating debt ratio.
Report by Directors as to Material Changes

Telkom reports that there have been no material changes in its financial or trading position or that of its subsidiaries since March 31, 2003, other than in the ordinary course of business or as set out in this annual report.
The consolidated financial statements of the Telkom Group and of Vodacom have been prepared in accordance with IFRS, which differs in certain respects from US GAAP.  The significant differences between IFRS and US GAAP and the effects on net income and shareholders' equity, relating to the consolidated financial statements of the Telkom Group are described in note 44 to the Telkom Group's consolidated financial statements included elsewhere in this annual report.  The description of the differences and the effects on net income and shareholders' equity of Vodacom are included in note 43of Vodacom's consolidated financial statements  included elsewhere in this annual report.  As further discussed in those financial statements, the most significant differences between IFRS and US GAAP relating to the Telkom Group's consolidated financial statements include revenue recognition, sale and leaseback transactions, derivative financial instruments, goodwill, share issue expenses and deferred income taxes and for Vodacom they include derivative financial instruments, goodwill, joint venture accounting, deferred bonus incentive schemes and deferred income taxes.
Critical Accounting Policies and Estimates
The preparation of our financial statements requires management to make estimates and assumptions that affect the reported results of our operations.  Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements and are critical to the business operations and the understanding of the results of our operations.
General
We evaluate our estimates, including those relating to bad debts, inventories, investments, intangible assets, income taxes, pension and other post retirement benefits and contingencies and litigation on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgments about carrying values of assets and liabilities that are not readily available from other sources.  Actual results may differ from those resulting from estimates made under different assumptions and conditions.
Revenue recognition
Revenue, excluding value added taxation and sales between group companies, represents the invoiced value of goods and services supplied by us.  We measure revenue at the fair value of the consideration received or receivable.  Revenue is recognized only when it is probable that the economic benefits associated with a transaction will flow to us and the amount of revenue, and associated costs incurred or to be incurred can be reliably measured.
Revenue from usage and network access is recognized as services are provided.  Revenue is recognized on a usage basis commencing on the date of activation of services with any revenue on prepaid airtime or phone cards forfeited being recognized on expiration date.  Revenue from the sale of equipment is recognized when the customer accepts delivery.  Other revenue is recognized when the right to receive payment has been established.
Useful life of intangible assets
In assessing the recoverability of goodwill and other intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets.  If these estimates or their fair value assessments change in the future, we may need to record impairment charges for these assets not previously recorded.  Goodwill associated with the excess purchase price over the fair value of assets acquired and other identifiable intangible assets, such as trademarks and licenses, are currently amortized on the straight line basis, over their estimated useful lives.
Useful life of long-lived assets
In assessing the useful life of long-lived assets, we use estimates of future cash flows and expectations regarding the future utilization pattern of the assets to determine the depreciation to be charged on a straight line basis over the estimated useful lives of the assets.  On a regular basis, we review the useful lives and economic capacity of the long-lived assets with reference to any events or circumstances that may indicate that an adjustment to the depreciation period is necessary.

Given the significance of long-lived assets to our financial statements, any change in the depreciation period could have a material impact on our results of operations and financial condition.
Impairment of long-lived assets
We periodically evaluate our long-lived assets for potential impairment indicators.  Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance.  Further events could cause us to conclude that impairment indicators exist and that the specified long-
lived asset is impaired.  The fair values determined are dependent upon the forecasted performance of our business, changes in the telecommunications industry and the overall economic environment.  We measure any impairment based upon a comparison of the carrying amounts of the asset to its fair value, which is determined by using a forecasted discounted cash flow method.
In assessing the recoverability of our long-lived assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets.  If these estimates, or their fair value assessments, change in the future or if the forecasts are not met, we may have to record additional impairment charges not previously recognized.  Any resulting additional impairment loss could have a material impact on our results of operations and financial condition.
Trade receivables - estimation of provision for doubtful debts
We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.  In order to estimate the appropriate level for this allowance, we analyze historical bad debts, customer concentrations, current customer credit-worthiness, current economic trends and changes in our customer payment patterns.  If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.  A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-
worthiness of each customer.
Deferred taxation assets
Significant judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities.
We estimate our current tax exposure based on the positions utilized in filing our tax returns together with the temporary differences resulting from different treatment of items, such as deferred revenue and depreciation for tax or accounting purposes.  These temporary differences result in deferred tax assets and liabilities being recognized.  We must then assess the probability of our deferred tax assets being recoverable from future taxable income.  To the extent that we believe that recovery is not likely, we will establish a valuation allowance.  The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions.  While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize our deferred tax assets in the future, a valuation allowance may be required which would reduce income in the period that such determination was made.
Post employment benefits
We have significant pension and postretirement benefit costs and credits that are developed from actuarial valuations and calculations.  We follow the guidance of IAS19, "Employee Benefits" and SFAS 106, "Employers'
Accounting for Postretirement Benefits Other Than Pensions" for these benefits.  Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets.  The guiding principle of these standards is delayed recognition of differences between actual results and those assumed.  This allows for a smoothed recognition of changes in benefit obligations and plan performance over the estimated working lives of the employees who benefit under these plans.

Inherent to these valuations and calculations are key assumptions, including discount rates and expected return on assets.  The primary assumptions used are as follows:
 •
Discount rate -- The discount rate is used to record the value of benefits, which are based on future projections, in terms of today's Rand-value.
 •
Expected return on plan assets -- Management projects the future return on plan assets based principally on prior performance.  An increase in the projected future value of assets reduces the benefit obligation a company will record.
 •
Rate of compensation increase -- Management estimates pay increases, which are used to project employees' pension benefits after retirement.
 •
Health care cost trend -- Management projects the expected increases in the cost of health care.
 •
Amortization of gains or losses -- Management can select the method by which gains or losses are recognized in the financial results.  These gains or losses are created when actual results differ from estimated results based on the above assumptions.
We are required to consider current market conditions, including changes in interest rates and healthcare inflation, in selecting these assumptions.  Changes in the related pension and post employment benefit costs and credits may occur in the future in addition to changes resulting from fluctuations in our related headcount.
Inventory
We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.
Commitments and contingencies
Management's current estimated range of liabilities relating to certain pending litigation and arbitration proceedings is based on claims for which management can estimate the amount of loss.  We have recorded the minimum estimated liability related to those claims where there is a range of loss.  Because of the uncertainties
relating to both the outcome and the amount and range of the loss on the   pending litigation and arbitration
proceedings, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome.  As additional information becomes available, we will assess the potential liability related to our pending litigation and arbitration proceedings and revise our estimates.  Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position.  See Item 8.  "Financial
Information -- Consolidated Financial Statements and Other Financial Information -- Legal Proceedings."
Incentive compensation
Management incentive plans are tied to various financial performance metrics.  Bonus accruals made throughout the year related to the various incentive plans are based on management's best estimate of the achievements of the specific financial metrics.  Adjustments to accruals are made on a quarterly basis as forecasts of financial performance are updated.  At year-end, the accruals are adjusted to reflect the actual results achieved.
Fair value estimations of financial instruments
Fair values are based on listed market prices, where available.  If listed market prices are not available, fair value is determined based on other relevant factors, including dealers' price quotations and price quotations for similar instruments traded in different markets.  Fair value for certain derivatives are based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or volatility factors underlying the positions.  Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results.
Leasing
We apply the provisions of IAS 17 to all leasing transactions.  In general, there are two types of leases from a lessee's perspective: operating leases, which are leases accounted for off-balance sheet, and capital leases, which are leases capitalized on the balance sheet.
In accounting for leases, management makes significant assumptions, including the discount rate, fair market value of the leased assets and their estimated useful life.  Changes in these assumptions could result in a significant change to the amounts recognized in the financial statements.
In addition to uncertainty inherent in management assumptions, leasing transactions become increasingly complex when they involve sale/leaseback accounting, which are leasing transactions where the lessee previously owned the leased assets.  In these instances it is important to analyze the facts relating to the transactions to determine whether the transactions are finance/capital leases or operating leases, which will result in either on-
balance sheet or off-balance sheet recognition, respectively.
Any changes in the assumptions used by management could significantly impact the value of assets and liabilities in our consolidated accounts.
Provisions
Telkom applies IAS  37 in making assessments about the appropriate amount of provisions to be recognized for commitments and contingencies.  Provisions are recognized when, and only when, the Telkom Group has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation.  Provisions are reviewed at each balance sheet date and adjusted to reflect management's best estimate.  While management does not anticipate any significant changes to the provisions reflected in the accompanying consolidated financial statements, changes in assumptions or related facts and circumstances could result in significant changes in the future.
Any changes in the assumptions used by management could significantly impact on the value of assets and liabilities in the group accounts.
Dealer incentives
Telkom provides incentives to its retail payphone card distributors as trade discounts.  Incentives are based on sales volume and value.  Revenue for retail payphone cards is recorded as traffic revenue, net of these discounts as the cards are used.
The following is a summary of the incentives offered by Vodacom:
Contract connection incentive commissions
These incentives are offered to service providers or dealers to stimulate the acquisition of new customers for all contract packages.  A commission is paid to the service provider or dealer for each new activation.  The cost of paying the commission is recognized as an expense in the period of the connection as part of customer acquisition costs.  Vodacom accounts for the incentive paid as an expense, rather than netting the expense against revenue.
Contract retention incentive commissions
These incentives are offered to service providers or dealers to maintain and retain existing customer loyalty for all contract packages, excluding Vodacom 4U.  The purpose of these incentives is to minimize customer churn.

Vodacom calculates the incentive paid monthly and the expense is recognized in the period it is earned by the service provider or dealer.
Prepaid incentive commissions
These incentives are offered to service providers or dealers to stimulate the acquisition of new customers for all prepaid packages.  A commission is paid to service providers or dealers for each new activation.  The cost of paying the commission is recognized as an expense in the period of the connection as part of customer acquisition costs.  Vodacom accounts for the incentive paid as an expense, rather than netting the expense against revenue.
Distribution incentive commissions
These incentives are offered to service providers or dealers to maintain and increase their loyalty to, and exclusivity with, Vodacom.  These incentives include exclusivity payments and advances to service providers in respect of purchases of assets for stores and providing distribution outlets with distribution subsidies to maintain the loyalty of distribution outlets through the stimulation of sales.  These incentives are accounted for as follows:
 •
exclusivity payment costs incurred are paid annually and are deferred and recognized ratably over the contractual relationship period;
 •
advances for purchases of distribution assets are capitalized and expensed over 24 to 36 months, the period of the contractual relationship period with the distributors; and
 •
distribution subsidies are expensed based on the terms of the agreement.  Typical terms are either at a fixed rate per customer or a fixed monthly rate.

Item 6.  Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT
Directors and Senior Management of Telkom
Directors of Telkom
The management of Telkom is vested in its board of directors, which consists of eleven  members. In accordance with Telkom's articles of association, the Government and Thintana Communications are entitled to appoint directors based on the percentage of the issued ordinary shares owned by them. As of the date hereof, each of the Government and Thintana Communications is entitled to appoint five directors, including two executive directors, to Telkom's board of directors.  One of the Government appointed directors must be an employee representative.  The remaining member of the board is the CEO.
The chief executive officer is Telkom's most senior executive and the exercise of his authority is subject to the authority and direction of the board of directors.  Telkom's articles of association provide that the chief executive officer shall be an executive director nominated and appointed at least every three years by the board of directors, after consultation with each of the Government and Thintana Communications, for so long as they are significant shareholders.  Pursuant to Telkom's articles of association, a significant shareholder is any person that holds either a class A ordinary share or a  class B ordinary share and at least 15% of Telkom's issued ordinary shares, subject to adjustment to reflect additional issuances of ordinary shares by Telkom after March 4, 2003, provided that the percentage will not be lower than 10%.  As of the date hereof, the Government and Thintana
Communications are the only significant shareholders.
Telkom's shareholders are entitled to appoint, in a general meeting, that number of directors, if any, that are not appointed by the Government, Thintana Communications or the board of directors. The shareholders are not entitled to fill a vacancy created by a director appointed by either the Government or Thintana Communications in a general meeting. If, as of March 4, 2011, the class A ordinary share and class B ordinary share have not otherwise been converted into ordinary shares under the terms of Telkom's articles of association, they will be so converted and the rights of the Government and Thintana Communications as holders of the class A ordinary share and class B ordinary share, respectively, including their rights to appoint members of Telkom's board of directors will be terminated.
Under the shareholders' agreement between the Government and Thintana Communications, the parties are obligated to use their reasonable efforts to identify and appoint directors from members of historically disadvantaged groups in order to achieve a composition of the board that is representative of the demographics of the Republic of
South Africa, provided that Thintana Communications is entitled to appoint two directors in its sole discretion. The parties further agreed that, to the extent the total number of directors appointed by them by virtue of their respective ownership of the class A ordinary share and the class B ordinary share is less than eleven, the balance of the directors, other than the chief executive officer, shall comprise independent directors. The Government and Thintana
Communications will form a committee to nominate the remaining independent directors to the board for so long as they are significant shareholders, as more fully described under Item 10. "Additional Information - Memorandum and Articles of Association - Significant Shareholder." To the extent that the committee cannot agree on nominations for independent directors, then the Government and Thintana Communications are entitled to nominate a number of independent directors in proportion to their relative shareholding. The nominations will then be voted upon by all of Telkom's shareholders in a general meeting in the normal course of business. The Government and
Thintana Communications have agreed that they will exercise their voting rights in favor of any independent director nominated in accordance with the shareholders' agreement.
  Pursuant to Telkom's articles of association, the board of directors is required to meet at least once every two months.  At Telkom's annual general meeting scheduled for August 27, 2003, Telkom intends to seek approval for an amendment of the Company's articles of association to the effect that the board shall meet at least once a quarter. The following are Telkom's directors as of the date hereof. All of Telkom's directors are citizens of the
Republic of South Africa unless otherwise indicated.

 Directors
Name
Year
of
Birth
Business Address
Position
Term of
Office
Year of
Appointment

Nomazizi Mtshotshisa
1

1944
9th Floor, Fedsure Building,
13 Fredman Drive
Sandton, South Africa
Chairperson of the Board;
Non-executive
director
3 years
2002

Jonathan Paul Klug, Sr.
2,

3

1956
230 Blackjack Oak,
San Antonio, Texas
U.S.A.
Non-executive director
Indefinite
2003

Tan Sri Dato'Ir.
Md. Radzi
Mansor
2, 4

1941
Level 51, North Wing,
Menara Telekom, off
Jalan Pantai Baharu, 50672
Kuala Lampur, Malaysia
Non-executive director
Indefinite
1999

Shawn McKenzie
2, 3
 1958
Telkom
Towers
North
152 Proes Street,
Pretoria, South Africa
Chief Operating Officer;
executive director
Indefinite 2002

Richard Menell
1

1955
56 Main Street
Johannesburg,
South Africa
Non-executive director
3 years
2000

Peter Moyo
1

1962
Old Mutual Park,
Jan Smuts Drive
Pinelands
Cape Town, South Africa
Non-executive director
3 years
2001

Sizwe Nxasana
1957
Telkom Towers North
152 Proes Street
Pretoria, South Africa
Chief Executive Officer;
executive director
3 years, extended
for a further 3
years
1998

Tlhalefang Sekano
 1,5

1959
26 Baker Street,
Rosebank
Johannesburg, South Africa
Non-executive director
3 years
2001

Chian Khai Tan
2, 4
 1950
Telkom
Towers
North
152 Proes Street
Pretoria, South Africa
Chief Strategic Officer;
executive director
Indefinite 2002

Charles Valkin
2
 1934
9th
Floor
Twin Towers West,
Sandton City
Sandton, South Africa
Non-executive director
3 years, extended
for a further 3
years
1997

Themba Vilakazi
1

1946
4th Floor, IS Building,
158 Jan Smuts Avenue
Rosebank
Johannesburg, South Africa
Non-executive director
3 years
2002
__________________
1
   Government representative.
2
    Thintana Communications representative.
3
   American.
4
   Malaysian.
5
   Employee representative.

Nomazizi Mtshotshisa has served as the chairperson of the board since August 2002. In addition, she has been an executive director of Admiral Industries (Proprietary) Limited since 1999. Prior to 1999, she was an executive director at Vula Communications Holdings (Proprietary) Limited, an investment company, from July 1997 to October 1999.  During the past five years, she has served as executive director of Vula Communications Holdings
(Proprietary) Limited; partner and chairperson of Maluti Resources (Proprietary) Limited (Mining) ; chairperson of
Midi TV (Proprietary) Limited (eTV); a director of the Industrial Development Corporation of South Africa
Limited, Mossgas (Proprietary) Limited and Soekor (Proprietary) Limited; a chairperson of Khumama Mining
(Proprietary) Limited; and has held a trusteeship of the Chris Hani Baragwanath Reconstruction Trust. Ms.
Mtshotshisa holds a Bachelor of Arts degree from the University of South Africa.
Jonathan Paul Klug, Sr was appointed to the board in January 2003. He has been the vice president -
finance- international of SBC Communications since May 2002. Prior to May 2002, Mr. Klug served as chief financial officer - Bell Canada for SBC Communications from May 2000 until May 2002, as vice president -
partner channels and alliances of SBC Communications from October 1999 until May 2000, as president - Arkansas of Southwestern Bell Telephone from December 1998 to October 1999 and as managing director  corporate development of SBC Communications from June 1993 until November 1998. He is currently a director of Belgacom
S.A. and ADSB Telecommunications B.V.  During the past five years he has served as a director of Manitoba
Telecom Services Inc. and Bimcor Inc. He holds a Bachelor of Business Administration degree from the University of Notre Dame and a Masters in Business Administration degree from St. Louis University.
Tan Sri Dato' Ir. Md. Radzi Mansor was appointed to the board in October 1999. Mr. Mansor was a consultant and advisor to Multimedia Development Corporation from April 1997 to June 2000. Mr. Mansor was appointed chairperson of Telekom Malaysia in July 1999. He currently serves as a director of TM International Sdn
Bhd, Menara Kuala Lumpur Sdn Bhd, TM Cellular Sdn Bhd, Telekom Multi-Media Sdn Bhd and Universiti
Telekom Sdn Bhd.  During the past five years, he has served as chairman of the tender and finance committee of the
Telekom Multi-Media Sdn Bhd, chairman of Fiberail Sdn Bhd, chairman of Telekom Smart School Sdn Bhd, chairman of TM International Leasing Incorporated, director of Radzi-San Enterprise Sdn Bhd, chairman of MTN
Network (Pte) Ltd, Sri Lanka, chairman of TMI Mauritius Limited, director of Sotelgui sa (Societe Des
Telecommunication De Guinee), director of Telekom Networks Malawi Limited and director of Thintana
Communications. He holds an Engineering diploma from Faraday Engineering College and a Master of Science degree in Technological Economics from Stirling University.
Shawn McKenzie was appointed to the board and as chief operating officer in July 2002. Prior to joining
Telkom he was the president  Texas, Southwestern Bell Telephone Company, a subsidiary of SBC Communications, from June 2001 until July 2002. Mr. McKenzie also served as president  Kansas, Southwestern Bell Telephone from October 1997 until June 2001. Prior to 1997, Mr. McKenzie served in a variety of marketing, technical and external affairs positions for Southwestern Bell Telephone Company since joining SBC Communications in 1979.
He is currently a director of Vodacom Group (Proprietary) Limited. He has a Bachelor of Science degree in
Business Administration and Political Science from the College of the Ozarks and he serves on the College's Board of Trustees.
Richard Menell was appointed to the board in July 2000. He has been chairman of Anglovaal Mining since June 2002. Prior to June 2002, he was the chief executive officer and deputy chairman of Anglovaal Mining
(Proprietary) Limited since January 1997. Mr. Menell is the deputy chairperson of the South African Tourism Board and a trustee of the South African National Business Trust. Mr Menell is a director of more than 30 companies in
South Africa and elsewhere, both private and public. These directorships include appointments to the boards of
Avgold Limited, The Standard Bank of South Africa Limited and Mutual and Federal Insurance Company Limited.
Mr. Menell holds a Bachelor of Arts with honors from Stanford University, a Master of Science degree in Natural
Sciences from Stanford University and a Master of Arts degree in Geology, Mineral Explorations and Management from Trinity College, Cambridge, England.
Peter Moyo was appointed to the board in September 2001. He has been the deputy managing director of
Old Mutual Life Assurance Company (South Africa) Limited since September 2000. Prior to September 2000, Mr.
Moyo held the position of executive general manager of Old Mutual Life Assurance Company Limited (South
Africa) from September 1998 until August of 2000. From September 1997 until June 1998 he held the position of divisional manager of Old Mutual Life Assurance Company (South Africa) Limited and from June 1998 until

August 1998 he held the position of general manager. Mr. Moyo was a partner at Ernst & Young, Registered
Accountants and Auditors, Chartered Accountants (SA), until August of 1997. In the past five years, he has served as a director of Yabeng Investment Holding Company Limited, Bulawayo Electrical Supplies (Proprietary) Limited,
Jobco - The Business Trust (Association incorporated in terms of section 21), Old Mutual Life Assurance Company
(South Africa) Limited, Old Mutual Asset Managers (Namibia) (Proprietary) Limited, Old Mutual Health Insurance
Limited, Old Mutual Healthcare (South Africa) (Proprietary) Limited, Old Mutual Holdings (Namibia) (Proprietary)
Limited, Old Mutual Life Assurance Co (Namibia) Limited, Old Mutual Life Assurance Company (Zimbabwe)
Limited, Old Mutual Life Holdings (South Africa) Limited, Old Mutual Unit Trust Management Company
(Namibia) Limited, Old Mutual Portfolio Holdings (Namibia) (Proprietary)Limited, Omiopl (No. 3) (Proprietary)
Limited, the Life Office's Association of South Africa and the Old Mutual (South Africa) Foundation. He holds a
Bachelor of Commerce (Honors) degree from the University of South Africa (association incorporated in terms of
Section 21), and a Higher Diploma in Tax Law from the University of the Witwatersrand, and is a Chartered
Accountant (South Africa).
Sizwe Nxasana was appointed to the board and as chief executive officer in April 1998. Prior to joining
Telkom in March 1998, he was the national managing partner for Nkonki Sizwe Ntsaluba Inc. from June 1996 to
March 1998. He is a member of the Income Tax Special Court and a director of Vodacom Group (Proprietary)
Limited, the South African Revenue Service Board, Business Against Crime - South Africa (Association
incorporated in terms of Section 21), Zenex 1995 Trust and Zenex Foundation and was, during the past five years, a director of Co-ordinated Network Investments (Proprietary) Limited. He holds a Bachelor of Commerce degree from the University of Fort Hare and a Bachelor of Accounting Science (honors) degree from the University of
South Africa and is a Chartered Accountant (South Africa).
Tlhalefang Sekano was appointed to the board in September 2001. He has been the executive chairperson of the Communication Workers Investment Company since 1996. He is also a director of Ucingo Investments
(Proprietary) Limited.  During the past five years, he served as president of the Communications Workers' Union, director of Union Alliance Media Limited and Nextcom Cellular (Proprietary) Limited and chairperson of Letlape
Group (Proprietary) Limited.
Chian Khai Tan was appointed to the board and as chief strategic officer in July 2002. Prior to joining
Telkom, he was senior vice president, consumer and business sales at Telekom Malaysia from February 2001 to
June 2002, general manager special project focus group at Telekom Malaysia from June 1998 until October 2000 and general manager, major business sales at Telekom Malaysia from April 1997 until May 1998.  During the past five years, Mr. Tan has served as a director of Citifon Sdn Bhd and Telekom Publication Sdn Bhd, both subsidiaries of Telekom Malaysia. Mr. Tan is a director of Vodacom Group (Proprietary) Limited and TMI Mauritius Limited.
He holds a Bachelor of Engineering (honors) degree from the University of Liverpool.
Charles Valkin was appointed to the board in April 1997. He has been an attorney and is a senior partner with the South African law firm of Bowman Gilfillan Inc. where he has worked since 1964. He currently serves as a non-executive director of Reunert Limited . Mr. Valkin holds a Bachelor of Commerce degree, a Bachelor of Laws degree and a Higher Diploma in Taxation from the University of the Witwatersrand.
Themba Vilakazi was appointed to the board in July 2002. He has been the executive chairman of
Scientific Resource Management since July 1995. He is the founder and chairman of the South African
Development Fund, Inc., located in Boston, Massachusetts, which he managed from 1985 until 1996. He currently serves as chairman of Transponder Technologies (Proprietary) Limited and Intenda (Proprietary) Limited; and a
director of Scanco (Proprietary) Limited, Trust Marque (Proprietary) Limited and Zamile Consulting (Proprietary)
Limited . He holds a Bachelor of Science degree in Biology from Boston University.

Alternate directors of Telkom
The following are alternate directors who have been appointed in accordance with Telkom's articles of association. Each of these alternate directors is entitled to act in the place and stead of his appointing director at all board proceedings in which such appointing director is not present.
Name

Year of
Birth

Business Address

Position
 Year of

Appointment
as Alternate

Anthony Lewis
1, 2
   1958
 Telkom Towers North,

152 Proes Street,
Pretoria,
South Africa

Chief Financial Officer
and alternate director to
Charles Valkin
 1998

John Gibson
1

 1953
 Telkom Towers North,

152 Proes Street,
Pretoria,
South Africa

Group Executive
Corporate Development
and IPO and alternate
director to Jonathan
Klug
 2002

Dato' Md. Khir
Abdul Rahman
3

 1947
 Level 51

North Wing, Menara Telekom,
off Jalan Pantai Baharu
50672 Kuala Lumpur
Malaysia

Alternate director to
Tan Sri Dato' Ir.
Muhammad Radzi
Mansor
 2001
__________________
1
   American.
2

Anthony Lewis will be leaving Telkom effective August 15, 2003  to return to SBC Communications Inc. as President  Finance, SBC
Southwest.
3
 Malaysian.

Anthony Lewis was appointed as an alternate director in November 1997 and as chief financial officer of
Telkom in September 2000. He joined Telkom in 1997 as executive controller. Mr. Lewis has also served as the director of finance of SBC International Management Services Inc., a management services company, since April
1997 and is a director of the American International School of Johannesburg. Prior to joining Telkom, he served in various finance positions with SBC Communications since joining SBC Communications in 1984, including finance director for one of SBC's regional wireless operations. He is a member of the American Institute of Certified Public
Accountants, holds a Bachelor of Science in Business Administration degree from the University of Arkansas and a
Master of Business Administration degree from the University of Texas at Austin. He is also a certified public accountant in the United States.  Anthony Lewis will be leaving Telkom effective August 15, 2003 to return to SBC
Communications Inc. as President - Finance, SBC Southwest.
John Gibson was appointed as an alternate director in January 2003 and as group executive - corporate development and IPO of Telkom in September 2002. Prior to joining Telkom, he was a general attorney -
international at SBC Communications from April 1997 until May 2000 and general attorney and assistant general counsel - mergers and acquisitions from May 2000 until September 2002.  During the past five years he has been an alternate director of Telmex and of TDC (TeleDanmark). He holds a Bachelor of Arts degree from the University of
Wyoming and a Juris Doctorate from the Washburn School of Law in Kansas.
Dato' Md Khir Abdul Rahman was appointed as an alternate director in January 2002 and has served as a director and the chief executive of Telekom Malaysia since May 2000. Prior to May 2000, he served as deputy chief executive/general manager of Malaysia Electronics Payment System Sdn Bhd from October 1999 until May 2000, a director of Oriental Bank Bhd from September 1999 until April 2000 and as a managing director of Mejati
Technologies Ltd from April 1996 until September 1999. He previously served as a non-executive director of
Technology Resources Industries and has held various senior positions at the Central Bank of Malaysia. He is currently a director of Multimedia Development Corporation and Malaysian Industry  Government Group for High
Technology. He holds a Bachelor of Science degree in mathematics from the University of Malaya, Malaysia, a
Masters in Agricultural Development degree and a Doctorate of Science in Computing Statistics from the State
University of Ghent, Belgium.
Senior management of Telkom
The following are members of senior management of Telkom:
Name

Year of Birth

Position
 Year of

Employment

Sizwe Nxasana
1

1957

Chief Executive Officer

1998
Shawn McKenzie
1, 2, 3

1958

Chief
Operating
Officer

2002
Anthony Lewis
1, 2, 3,

1958

Chief
Financial
Officer

1997
Chian Khai Tan
1,2,4

1950

Chief
Strategic
Officer

2002
Nombulelo Moholi

1960

Chief Sales and Marketing
Officer
 1994
Reuben September

1957

Chief Technical Officer

1977
__________________
1
   Biographies set forth above.
2
   Thintana Communications representative.
3
   American.
4
   Malaysian.

The business address of each of Telkom's executive officers is Telkom Towers North, 152 Proes Street,
Pretoria, South Africa.
Nombulelo Moholi was appointed as chief sales and marketing officer in April 2002. Ms. Moholi joined
Telkom in 1994 as general manager of payphones and became a group executive of regulatory affairs in March 1995 and managing executive of international and special markets in 1999. Prior to joining Telkom, she worked for GEC and Siemens (South Africa). She is chairperson of the South African Bureau of Standards and holds a Bachelor of
Science degree in Electrical and Electronic Engineering from the University of Cape Town.
Reuben September was appointed chief technical officer in May 2002. Prior to this appointment, he served as managing executive of technology and network services since March 1, 2000. He has worked in various engineering and commercial positions in Telkom since 1977. He is a member of the Professional Institute of
Engineers of South Africa (ECSA) and holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Cape Town.
There are no family relationships between any of Telkom's directors or members of senior management.

Senior Management of Vodacom
The following are members of senior management of Vodacom:
Name
 Year of

Birth

Position
 Year of

Employment

Alan Knott-Craig

1952

Chief Executive Officer of Vodacom Group

1993
Andrew Mthembu

1956

Deputy Chief Executive Officer of
Vodacom Group and Managing Director of
Vodacom International Holdings (Pty) Ltd

1998
Leon Crouse

1953

Finance Director of Vodacom Group

1993
Shameel Aziz-Joosub

1971

Managing Director of Vodacom Service
Provider Company (Pty) Ltd.

1994
Pieter Uys

1962

Managing Director of Vodacom (Pty) Ltd

1993

The business address of each of Vodacom's executive officers is Vodacom Corporate Park, 082 Vodacom
Boulevard, Vodavalley, Midrand, South Africa.
Alan Knott-Craig has served as a managing director of Vodacom (Proprietary) Limited since 1993 and chief executive officer of Vodacom Group since October 1996.  Prior to 1993, Mr. Knott-Craig was the senior general manager of mobile communications at Telkom until 1993, when he left to form Vodacom. Mr Knott-Craig is also a director of the following other companies within the Vodacom Group: Vodacom (Proprietary) Limited,
Vodacom Service Provider Company (Proprietary) Limited and Vodacom International Holdings (Proprietary)
Limited. Mr. Knott-Craig holds a Bachelor of Science degree in Electrical Engineering from the University of Cape
Town and a Master of Business Leadership degree from the University of South Africa. He was inducted as one of the eight Gold Members of the GSM Association's 2001 inaugural "Roll of Honour."
Andrew Mthembu has served as a director since he joined Vodacom in January 1998 and was appointed as the deputy chief executive officer of Vodacom Group in November 2001.  Prior to 1998, Mr. Mthembu was
managing director at Tolcon, a toll road concession company, from 1995 until December 1997. Mr. Mthembu is also the Managing Director of Vodacom International Holdings (Proprietary) Limited. Mr. Mthembu holds a Bachelor of
Science degree in Chemistry and Biology from the University of Botswana and Swaziland, a Bachelor of Science
degree in Civil Engineering from the University of Calgary, Canada and a Masters of Science degree in
Construction Management from the University of Reading, England.
Leon Crouse has served as a director and finance director of Vodacom Group since October 1996. Prior to
1996, Mr. Crouse served as Vodacom's general manager of Finance since Vodacom's inception in 1993. Mr. Crouse is also a director of Vodacom (Proprietary) Limited, Vodacom Service Provider Company (Proprietary) Limited and
Vodacom International Holdings (Proprietary) Limited. Mr. Crouse holds a Bachelor of Commerce degree and a
Certificate in the Theory of Accounting from the University of Port Elizabeth and completed his Chartered
Accountant (South Africa) qualification in 1977.
Shameel Aziz-Joosub has served as a director and as the managing director of Vodacom Service Provider
Company (Proprietary) Limited since September 2000. Prior to September 2000, Mr. Joosub worked in Vodacom's finance department since 1994 and was managing director of Vodacom Equipment Company (Proprietary) Limited before merging it with Vodacom Service Provider Company (Proprietary) Limited. Shameel Aziz-Joosub also serves as director of Vodacom Group (Proprietary) Limited. Mr. Joosub holds a Bachelor of Commerce (Honors)
degree from the University of South Africa and holds a Masters of Business Administration degree from the
University of Southern Queensland and is an Associated General Accountant (South Africa).
Pieter Uys has served as managing director of Vodacom (Proprietary) Limited since December 2001 and as chief operating officer of Vodacom (Proprietary) Limited since February 2001. Mr. Uys joined Vodacom as a member of Vodacom's initial engineering team in 1993. Mr. Uys holds a Bachelor of Science degree in Engineering and a Masters in Engineering degree from the University of Stellenbosch and a Master of Business Administration
degree from the Stellenbosch Business School.
Reserved Matters
Pursuant to Telkom's articles of association, for so long as the Government is a significant shareholder, neither Telkom nor any of its subsidiaries may take action with respect to certain reserved matters unless authorized by the board, if, and to the extent that, the matters are not within the scope of the exclusive powers and authority delegated to the operating committee referred to below.  In addition, the authorizing resolution of the board relating to any Government reserved matter must have received the affirmative vote of at least two of the directors appointed by the Government. The following are Government reserved matters:
 •
the approval or amendment of Telkom's strategic objectives or those of any subsidiary;
 •
any determination of or amendment to Telkom's management structure or schedule of authorizations granted by the board to management;
 •
prior to May 8, 2004, any determination by the board of directors with respect to the scope or revocation of the exclusive powers and authority of the operating committee or the human resources review committee referred to below, and at any time, the countermanding, amending or supplementing of any decision or action made or taken by the operating committee or the human resources review committee before May 8, 2004;
 •
the formation of any committee of, or the delegation of any authority to such committee, by the board of directors, other than as expressly set out in the articles of association;
 •
an increase or reduction in the issued share capital of Telkom or its subsidiaries;
 •
any issue, conversion or allotment of shares or securities by Telkom or any subsidiary;
 •
the approval or making of the dividend policy from time to time and the declaration or distribution of any dividends by Telkom or by its subsidiaries;
 •
any material change in Telkom's business or that of its subsidiaries;
 •
the incurrence, creation or assumption by Telkom of any indebtedness which would cause the debt/equity ratio of Telkom, or the Telkom Group on a consolidated basis, to exceed 1.00;
 •
any merger or consolidation involving Telkom or any transfer of any of Telkom's assets or liabilities or those of its subsidiaries where the consideration or purchase price, as the case may be, exceeds minimum thresholds;
 •
the execution, renewal, amendment or termination of any contract between Telkom or its subsidiaries and any shareholder who owns in excess of 10% of the ordinary shares, unless the Government has an interest in the contract in question that conflicts with the interest of Telkom or the applicable subsidiary;
 •
the establishment by Telkom of any subsidiary;
 •
any change to the name under which Telkom or any subsidiary does business;
 •
any change in Telkom's financial or tax year;
 •
any winding-up or liquidation of Telkom or any of its subsidiaries;

 •
after May 7, 2004 and subject to the audit and risk management committee's exclusive authority referred to below, the appointment of Telkom's auditors insofar as the South African Companies Act,
61 of 1973, requires such appointment to be made by directors;
 •
any material alteration of the terms of any employee share ownership scheme approved by a general meeting; and
 •
any change in the number of directors making up the board.
Pursuant to the shareholders' agreement, the approval and amendment of the business plans and annual budgets of Telkom and its subsidiaries will be included as additional Government reserved matters if the
Government agrees to be bound by an undertaking not to directly or indirectly compete with Telkom's licensed business activities or those of its subsidiaries or Vodacom and divests itself of all ownership interests that would constitute a violation of such undertaking.  Thintana Communications and the Government must give Telkom written notice of such event.
The Minister of Communications, who holds the class A ordinary share on behalf of the Government, may transfer the class A ordinary share only to other ministries and governmental departments of the Republic of South
Africa.  If the Minister transfers the class A ordinary share and sufficient ordinary shares to make the transferee a significant shareholder, without taking into account any other ordinary shares already held by or on behalf of the transferee, and only after consultation with Thintana Communications, the transferee will acquire the rights enjoyed in respect of the reserved matters referenced above.  If at any time the Government ceases to hold the class A ordinary share, the class A ordinary share will be converted into an ordinary share.
For so long as Thintana Communications is a significant shareholder, neither Telkom nor any of its subsidiaries may take action with respect to certain reserved matters unless authorized by the board, if, and to the extent that the matters are not within the exclusive powers and authority delegated to the operating committee referred to below. In addition, the authorizing resolution of the board relating to any Thintana Communications reserved matter must have received the affirmative vote of a majority of the directors appointed by Thintana
Communications. These reserved matters include the Government reserved matters referred to above as well as the following:
 •
the appointment, dismissal and replacement of members of management provided to Telkom by, or with Telkom's consent on behalf of, Thintana Communications, which is in breach of or otherwise than in accordance with the requirements of the strategic services agreement referred to under Item 7.
"Major Shareholders and Related Party Transactions - Related Party Transactions - Shareholder
Arrangements - Strategic Services Agreement;"
 •
establishing any new or materially amending any existing employee compensation policies or plans;
 •
the approval of Telkom's annual financial statements and those of its subsidiaries;
 •
any material change in the accounting policies of Telkom or any subsidiary, other than a change that brings Telkom's accounting policies into conformity with IAS or Telkom's licenses;
 •
the granting by Telkom or any of its subsidiaries of any guarantee or encumbrance not authorized in an annual budget which exceed minimum thresholds;
 •
the entering into by Telkom or any subsidiary of any single transaction or series of transactions that requires a payment in excess of minimum thresholds unless Thintana Communications has a material interest in the transaction which conflicts with Telkom's or such subsidiary's interest;
 •
any transfer of, amendment to, renewal or termination of, any telecommunications or broadcasting license held by Telkom or by its subsidiaries;

 •
the commencement or settlement by Telkom or its subsidiaries of material litigation, unless Thintana
Communications is a party to, and has a conflicting interest in, such litigation;
 •
Telkom or any subsidiary entering into an agreement that restricts its business;
 •
any change in the financial or tax year of any subsidiary;
 •
the incurrence or assumption by any subsidiary of any indebtedness that would cause the debt/equity ratio of that subsidiary to exceed 1.00;
 •
the commencement of any new business by Telkom or any of its subsidiaries; and
 •
the establishment by Telkom or any subsidiary of Telkom of any subsidiary or any joint venture, partnership or similar arrangement.
Thintana Communications may transfer the class B ordinary share and its ordinary shares, subject to certain restrictions. See Item 7.  "Major Shareholders and Related Party Transactions - Related Party Transactions -
Shareholder Arrangements - Shareholders' Agreement."  If Thintana Communications transfers the class B ordinary share and sufficient ordinary shares to make the transferee a significant shareholder, without taking into account any other ordinary shares already held by or on behalf of such transferee, and only after consultation with the
Government, the transferee will acquire the rights Thintana Communications enjoyed in respect of the reserved matters referred to above. If there is a subsequent transfer of the class B ordinary share and sufficient ordinary shares to constitute the second transferee a significant shareholder, certain of these reserved matters will fall away.
If Thintana Communications, as holder of the class B ordinary share, ceases to hold at least 5% of the issued and outstanding shares in the capital of Telkom, then the class B ordinary share will be converted into an ordinary share.
If the class B ordinary share is converted into an ordinary share, the class A ordinary share will automatically be converted into an ordinary share.
If, and to the extent that, any of the actions which are reserved matters are within the exclusive powers and authority granted to the operating committee, such action may only be taken if authorized by the operating committee and the authorizing resolution receives the affirmative vote of at least one operating committee member appointed by each of the Government and Thintana Communications, for so long as they are significant shareholders.
Telkom's articles of association provide that the articles relating to these reserved matters will fall away on
March 5, 2011.

COMPENSATION
Compensation of Directors and Senior Management
The following table sets forth in Rands, the cash and non-cash compensation, paid by Telkom to its executive and non-executive directors in the year ended March 31, 2003:
Name and
Position

Directors
Fees

Basic
Salary

Board
Committee
Fees

Bonuses/
Performance
Related
Payments

Pension Fund
Contributions

Other
Benefits

Total
Executive director

Sizwe Nxasana

(Chief Executive
Officer)
--          1,379,238
--
1,723,801
179,301                 747,792        4,030,132

Non-executive
directors

Eric Molobi
(Chairman)
1

--

--

--

66,667

66,667
Nomazizi
Mtshotshisa
(Chairperson)
2
                             --
 --

--

--

400,000

400,000
Wendy Luhabe
3

39,040
 --                          3,000

--

--
  --

42,040
Wendy Lucas-Bull
 4
  19,446
--

8,000
--
--
--              27,446
Richard Menell

49,040

--

26,000

--

--

--

75,040
Colin Smith
5

39,040

--

12,500

--

--
 --

51,540
Tlhalefang Sekano

49,040

--

35,500

--

--

--

84,540
Charles Valkin

49,040

--

35,500

--

--

--

84,540
Peter Moyo

49,040

--

44,000

--

--

--

93,040
Diliza Mji
6

39,040

--

20,630
  --

--

--

59,670
Tan Sri Dato `Ir Md.

Radzi Mansor

42,906

--

19,240

--

--

--

62,146
Themba Vilakazi
7
 34,520                     --                        25,500
--
--

--
 60,020
__________________
1
   Mr. Molobi resigned from the board on July 31, 2002.
2
   Ms. Mtshotshisa was appointed to the board on August 1, 2002.
3
   Ms. Luhabe resigned from the board on February 1, 2003.
4
   Ms. Lucas-Bull resigned from the board on September 13, 2002.
5
   Mr. Smith resigned from the board on February 1, 2003.
6
   Dr. Mji resigned from the board on February 1, 2003.
7
   Mr. Vilakazi was appointed to the board on August 1, 2002.
In addition, in the year ended March 31, 2003, Telkom paid SBC Communications and Telekom Malaysia
R45.5 million and R9.5 million, respectively, in respect of services rendered.  In the year ended March 31, 2003, the aggregate consolidated compensation of Telkom's directors and members of senior management, paid or accrued, was R60.2 million.  In the year ended March 31, 2003, we set aside or accrued R 474 million to provide pension, retirement or similar benefits for all employees.
Bonus and Profit Sharing
Senior management and executive directors participate in the Telkom management team award plan.
Awards under the plan are based on equal financial and performance components.  Payment of bonuses for the 2003 financial year took place in June 2003.

Individual Bonus Pool
An individual bonus pool of R1.77 million for the year ending March 31, 2003 has been created to be shared by senior management and executive directors based on the performance of the individual and Telkom.
Payment of the bonus is at the sole discretion of Telkom.
Remuneration of Non-Executive Directors
Fees for Telkom's non-executive directors are determined by the board of directors based on market practice, within the restrictions contained in Telkom's articles of association. Telkom's non-executive directors receive no other pay or benefits, with the exception of reimbursement of expenses incurred in connection with their directorships.  The non-executive directors do not participate in the share schemes, bonus schemes or incentive plans outlined herein and are not eligible for pension scheme membership.
Loans
Telkom has not made any loans to any of its directors or senior management referred to herein.
Service Agreements
Telkom has entered into service agreements with Sizwe Nxasana, Nombulelo Moholi and Reuben
September. Shawn McKenzie, Anthony Lewis and Chian Khai Tan are seconded to Telkom pursuant to the strategic services agreement referred to in Item 7. "Major Shareholders and Related Party Transactions - Related Party
Transactions - Shareholder Arrangements - Strategic Services Agreement" below.  The service agreement for Mr.
Nxasana has a three year term and is subject to termination by either party upon six months notice. The service agreements for Ms. Moholi and Mr. September are of indefinite duration, but are subject to termination by either party upon three months notice. Each of Ms. Moholi and Mr. September has entered into a retention agreement and a restraint, or non-compete, agreement. Certain amounts are payable to them pursuant to their retention agreements, which amounts are repayable or forfeited if he or she resigns from Telkom prior to March 31, 2005.
Incentive Plans
As of March 31, 2003, Telkom had not granted any options to acquire ordinary shares to any of its directors or senior management members. However, Telkom, the Government of the Republic of South Africa and Thintana
Communications view employee incentive plans as important to attract, motivate and retain talented employees.
Accordingly, they intend to work together to adopt employee incentive plans for Telkom's management and employees. Telkom intends to submit an employee share ownership and option plan for approval at its annual general meeting scheduled for August 27, 2003.
Telkom had a phantom scheme that was phased out on April 1, 2002 with all outstanding shares  payable
not later than September 30, 2003.    The rules of the phantom scheme does not provide employees with a mechanism to acquire ordinary shares. Telkom has not awarded rights under the phantom scheme since July 1, 2002, and does not intend to award any further rights under this scheme.  Only a select number of employees participated in the scheme and shares were allocated on merit and individual performance.
Government Option Grants
On March 4, 2003, the Government granted share options to purchase up to 11,140,636 of its ordinary shares, representing 2% of Telkom's issued and outstanding ordinary share capital, through the Diabo Share Trust, established for the benefit of:
 •
persons employed by Telkom at 9:00 a.m. (S.A. time) on  March 4, 2003; and

 •
former employees, who were employed by Telkom on or after October 1, 1999 up to 8:59 a.m. (S.A.
time) on March 4, 2003, including deceased estates of such employees. Employees who resigned voluntarily or were dismissed on grounds of misconduct, fraud or other grounds justifying summary dismissal at common law before 8:59 a.m. (S.A. time) on March 4, 2003 were excluded from participation in this scheme.
The options entitle these persons to acquire ordinary shares from the Government at R33.81 per share, which is the price at which Thintana Communications invested in Telkom in 1997, plus any stamp duty, brokerage and related costs payable on the transfer of these ordinary shares.  The shares will be delivered over a period of three years in four equal tranches.  These persons may also elect to have some or all of the shares disposed of for their benefit.  Such persons do not need to remain employed with Telkom after 9:00 a.m. (S.A. time) on March 4, 2003 in order to continue participating in the scheme and persons who are employed by Telkom after 9:00 a.m. (SA. time)
on March 4, 2003 will not otherwise have the right to participate in the scheme.
BOARD PRACTICES
Corporate Governance Statement
The board of directors of Telkom is committed to ensuring that the affairs of Telkom are conducted with integrity and in accordance with principles set out in the King II Code on corporate governance.
Telkom complies in all material respects with the King II Code on corporate governance.  Areas of non-
compliance with the King II Code have been identified and are being addressed.
Telkom is closely monitoring SEC rulemaking proceedings pursuant to the Sarbanes-Oxley Act to ensure its compliance with any rules as they become applicable to Telkom as a foreign private issuer.
The board of directors
The board of directors comprises three executive and eight non-executive directors.  The Government of the Republic of South Africa and Thintana Communications are Telkom's controlling shareholders.  Based on their current shareholding, the Government and Thintana Communications, are each entitled to appoint five directors, including two executive directors, to the board.
The non-executive directors have a wide range of skills and significant commercial experience, which enable them to bring independent judgment to bear to the board's deliberations and decisions.  No single director or block of directors dominates decision-making at board meetings.
The roles of chairman and chief executive officer do not reside in the same person.  The chairman is a non-
executive director appointed by the class A shareholder, the Government, in consultation with the class B shareholder, Thintana Communications.  The chief executive officer is appointed by the board, on a renewable, three-year service contract, in consultation with the class A and class B shareholders.
The board meets at least once a quarter, including for sessions devoted to discussing strategy and business planning.  Where necessary, extraordinary board meetings are convened to deliberate on issues that require board resolutions between scheduled meetings.  Senior members of management are in attendance at board meetings.
Other members of management are periodically invited to make presentations on particular issues of interest to the board.
Board papers and other relevant documentation are timeously circulated, giving board members sufficient time to consider the issues on the agenda, thus enabling them to make informed decisions on the issues at hand.
Telkom has a formal induction program for newly appointed directors.  The induction of such directors is conducted by the chairman and chief executive officer with input from the company secretary.  Where a newly appointed director has no or limited board experience, the induction program is structured to meet the individual director's specific needs.
In terms of Telkom's articles of association, certain board matters have been reserved for the class A and/or class B shareholders.  Actions relating to these matters can only be taken if authorized by the board and the matters receive from the applicable significant shareholder in whose favor the matter is reserved, an affirmative vote of at least two directors appointed by the class A shareholder or the affirmative vote of a majority of the directors appointed by the class B shareholder.
The board encourages attendance of annual general meetings by the directors and members of management.
The members of the board, audit and risk management committee and the remuneration committee attend the annual general meeting of shareholders.
A number of standing committees have been established to assist the board and the directors in the effective discharge of their responsibilities.  Where deemed necessary, special committees are established by the board to consider specific issues and make recommendations to the board.  Board and special committees are free to take independent professional advice at the cost of Telkom in carrying out their delegated duties.
Directors' Attendance of Board Meetings

Scheduled                                                 Special
 Number of

Meetings
Attendance           Number of

Meetings
Attendance
Non-executive

NE Mtshotshisa (Chairman) (appointed August 1, 2002)
4
3
4
4
E Molobi (Chairman) (resigned July 31, 2002)
4
1
4
0
JP Klug, Sr. (appointed January 10, 2003)
4
1
4
1
Tan Sri Dato' Ir. Md. Radzi Mansor
4
4
4
4
RP Menell
4
3
4
3
MP Moyo
4
3
4
3
TA Sekano
4
4
4
4
CL Valkin
4
4
4
4
TG Vilakazi (appointed August 1, 2002)
4
3
4
4
WYN Luhabe (resigned February 1, 2003)
4
1
4
2
WE Lucas-Bull (resigned September 13, 2002)
4
1
4
0
CBC Smith (resigned February 1, 2003)
4
2
4
3
DA Roy (resigned January 10, 2003)
4
2
4
0
D Mji (resigned February 1, 2003)
4
3
4
4
Executive

SE Nxasana
4
4
4
4
SM McKenzie (appointed July 12, 2002)
4
3
4
4
CK Tan (appointed June 27, 2002)
4
3
4
4
TM Barry (resigned July 12, 2002)
4
1
4
0
S Manickam (resigned June 27, 2002)
4
1
4
0
Alternate

AJ Lewis (alternate to CL Valkin)
4
4
4
3
Dato' Md. Khir Abdul Rahman (alternate to Tan Sri Dato' Ir. Md.
Radzi Mansor)
4                                 0
4
0
JB Gibson (appointed January 21, 2003) (alternate to JP Klug, Sr.)
4
2
4
2
M Kerckhoff (resigned August 28, 2002) (alternate to TM Barry)
4
1
4
0
JM Rajaratnam (resigned June 27, 2002) (alternate to S Manickam)
4
0
4
0

Operating committee
The board has established an operating committee, which has the exclusive power and authority to, among other things:
 •
implement approved business plans, annual budgets and all other matters and issues relating to the achievement of Telkom's obligations under its licenses;
 •
prepare, review and recommend to the board business plans and budgets and any amendments thereto.
The operating committee consists of five ex-officio voting members and four ex-officio non-voting members.  Each of the Government and Thintana Communications has the right, for as long as it is a significant shareholder, to appoint two voting and two non-voting members.  The fifth voting member is the chief executive officer who is the chairman of the committee.  Decisions at meetings of the operating committee are taken by a majority vote of the voting members.  In the event of an equality of votes, a voting member of the class A shareholder has a casting vote.
The operating committee will cease to exist after May 7, 2004, unless, as a board reserved matter, the board resolves to extend its term beyond May 7, 2004.
The following are the voting members of the operating committee as of the date hereof:
 •
Sizwe Nxasana, Chairman
 •
Shawn McKenzie
 •
Reuben September
 •
Chian Khai Tan
 •
Nombulelo Moholi
The following are the non-voting members of the operating committee as of the date hereof:
 •
Mandla Ngcobo
 •
George Magashula
 •
Anthony Lewis
Members' Attendance of Operating Committee Meetings
                                                                                                               Scheduled
Special
 Number of

Meetings

Attendance
Number of
Meetings

Attendance
SE Nxasana (Chairman)
10
10
5
5
TM Barry (resigned July 12, 2002)
10
3
5
0
SM McKenzie (appointed July 12, 2002)
10
6
5
2
S Manickam (resigned June 27, 2002)
10
3
5
0
JK Raley (resigned June 30, 2003)
10
1
5
0
RJ September
10
7
5
5
CK Tan (appointed July 1, 2002)
10
7
5
5
NT Moholi
10
10
5
4
BMC Ngcobo (appointed March 12, 2003)
10
1
5
1
GNV Magashula (appointed March 12, 2003)
10
1
5
1
AJ Lewis
10
7
5
3

Audit and risk management committee
The audit and risk management committee comprises three non-executive directors.  A non-executive director who is not the chairman of the board chairs the committee.  No member of the audit and risk management committee may, other than in his or her capacity as a member of that committee, the board or any other committee of the board, accept any consulting, advisory or other compensatory fee from Telkom or any subsidiary of Telkom or be an affiliated person of Telkom or any subsidiary or vendor of Telkom.
The responsibilities of the audit and risk management committee include, among other things, the following:
 •
appoint or, insofar as that is not permitted by the South African Companies Act, 61 of 1973, recommend for appointment, Telkom's auditors, determine their compensation and oversee their work;
 •
resolve disagreements between Telkom's management and its auditors in regard to financial reporting;
 •
establish procedures for the treatment of complaints regarding accounting or auditing matters and for the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
 •
engage independent counsel and other advisors, as determined necessary to carry out its duties;
 •
make determinations with respect to payment of remuneration and other compensation to Telkom's auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the committee;
 •
conduct internal audits;
 •
review the interim and final financial statements;
 •
review and recommend changes to Telkom's statutory audit;
 •
monitor Telkom's internal accounting and auditing systems;
 •
conduct a corporate governance audit; and
 •
review and monitor Telkom's risk management performance and provide a high-level risk assessment for the board on an ongoing basis.
The following are the members of the audit and risk management committee as of the date hereof:
 •
Peter Moyo, Chairman
 •
Charles Valkin
 •
Themba Vilakazi
The chief executive officer, chief operating officer, chief financial officer, head of internal audit and external auditors are invited when appropriate to attend the audit and risk management committee meetings.

Members' Attendance of Audit and Risk Management Committee Meetings

Scheduled
 Number of

Meetings
Attendance
MP Moyo (Chairman)
3
3
DA Roy (resigned January 10, 2003)
3
1
CL Valkin (appointed June 17, 2003)
3
0
TG Vilakazi (appointed June 17, 2003)
3
0
WE Lucas-Bull (resigned September 13, 2002)
3
0
AJ Lewis
1
 (resigned March 4, 2003)
3
3
SE Nxasana
1
 (resigned March 4, 2003)
3
3
VG Magan
1
 (resigned March 4, 2003)
3
3
TM Barry (resigned July 12, 2002)
3
1
SM McKenzie
1
 (appointed July 12, 2002 and resigned March 4, 2003)
3
2
__________________
1
      Resigned following the adoption of the new articles of association.

Human resources review committee
The board has established a human resources review committee comprising of at least seven members, including at least three non-executive directors.  Two members of the committee must be appointed by Thintana
Communications.  No action may be taken at a meeting of the human resources review committee, other than a decision to dissolve or adjourn the meeting, unless a member of that committee appointed by Thintana
Communications is present.  Actions of the human resources review committee must be approved by a majority vote of its members.  In the event of an equality of votes, the chairman of the human resources review committee shall have a casting vote.  The human resources review committee's exclusive powers and authorities include, among other things, the following:
 •
recommending to the board policy guidelines on human resource development; and
 •
recommending to the board guidelines for affirmative action and empowerment programs and monitoring compliance with those guidelines.
The human resources review committee will cease to exist after May 7, 2004, unless as a board reserved matter, the board resolves to extend its term beyond May 7, 2004.
The following are voting members of the human resources review committee as of the date hereof:
 •
Nomazizi Mtshotshisa, Chairman
 •
Sizwe Nxasana
 •
Shawn McKenzie
 •
George Magashula
 •
Tan Sri Dato' Ir. Md. Radzi Mansor
 •
Tlhalefang Sekano
 •
Richard Menell

As of the date hereof, Charlotte Mokoena is a non-voting member of the human resources review committee.

Members' Attendance of Human Resources Review Committee Meetings
 Scheduled
Special
 Number of

Meetings

Attendance
Number of
Meetings

Attendance
E Molobi (Chairman) (resigned July 31, 2002)
3
1
1
1
NE Mtshotshisa (Chairman) (appointed August 1, 2002)
3
2
1
0
WYN Luhabe (resigned February 1, 2003)
3
0
1
0
Tan Sri Dato' Ir. Md. Radzi Mansor
3
3
1
1
D Mji (resigned February 1, 2003)
3
2
1
1
TA
Sekano
3                         3                         1                         1
RP Menell (appointed March 26, 2003)
3
1
1
0
SE
Nxasana
3                         3                         1                         1
SM
McKenzie
3                         2                         1                         0
GNV
Magashula
3                         3                         1                         1
CK
Mokoena
3                         1                         1                         0

Remuneration committee
Prior to March 2003, the human resources review committee and the remuneration committee were one combined committee.  The remuneration committee consists entirely of non-executive directors and is chaired by the chairman of the board.  The committee must include at least one member appointed by Thintana Communications.
The remuneration committee reviews the terms upon which Telkom's executive directors, except for executive directors appointed by Thintana Communications, and senior management are employed and compensated and upon which Telkom's non-executive directors and directors appointed by a general meeting are compensated, and makes recommendations to the board with respect to such matters.
The following are members of the remuneration committee as of the date hereof:
 •
Nomazizi Mtshotshisa, Chairman
 •
Jonathan Klug, Sr.
 •
Richard Menell
 •
Tlhalefang Sekano
 •
Tan Sri Dato' Ir. Md. Radzi Mansor
Directors' remuneration
Telkom believes that the levels and make-up of the remuneration packages offered to the directors of
Telkom, especially the executive directors, are sufficient to attract and retain the directors needed to run Telkom's business successfully.  In order to avoid paying more than is necessary and to ensure that Telkom offers competitive packages, Telkom constantly benchmarks itself against its peer group.  Based on information received from such a benchmarking process, Telkom approaches its shareholders to ask for increases where necessary.

In determining specific remuneration packages for each executive director, the standing remuneration committee of the Telkom board of directors consults with the chairman and chief executive officer and is sensitive to the remuneration and employment conditions elsewhere in the Telkom Group when determining annual salary increases for directors.  In doing so, performance related elements of the remuneration constitute a large proportion of the total remuneration package of executive directors and are specifically designed to align their interests with those of shareholders and to give such executive directors incentives to perform at the highest level.  Remuneration of executive directors appointed by Thintana Communications is not subject to the review of the remuneration committee.  Telkom does not make payments directly to Thintana Communications' executive directors, but pays management fees to Thintana Communications for such services determined in accordance with the strategic services agreement.
Should the service of any of Telkom's executive directors be terminated early, the remuneration committee will tailor its approach in respect of compensation commitments to the circumstances of the case with the broad aim of avoiding rewarding poor performances, while dealing fairly with cases where departure is not due to poor performance.
No director is involved in deciding his or her own remuneration.  In addition, Telkom has adopted a formal and transparent procedure for developing a policy on executive directors' remuneration.
Directors' remuneration and interests are detailed in note 40 to the Telkom Group's consolidated annual financial statements included elsewhere herein.
Company secretary and professional advice
The directors have unrestricted access to the services and advice of the company secretary.  Directors are entitled, after consultation with the chairman of the board, to seek independent professional advice about the affairs of Telkom at Telkom's expense.
The termination of the company secretary's duties is decided by the board and not individual directors.
Directors' and officers' dealings
The board has adopted an insider trading policy in terms of which the directors, officers and employees of
Telkom are prohibited from dealing in Telkom's securities when in possession of price-sensitive information that has not yet been made public.  In addition, Telkom imposes a "closed period" from the end of the reporting periods
(i.e., year-end and half year-end) until the publication of the results during which period the directors, officers and certain employees of Telkom are prohibited from dealing in Telkom's securities.
Outside the closed periods directors and officers of Telkom are required to obtain prior approval from the
Insider Trading Compliance Officer before dealing in Telkom's securities.  Directors' dealings in Telkom's securities are published on SENS within the regulated timeframes.
Risk management
The Telkom Group has adopted a continuous, systematic enterprise-wide risk management process, which aims to ensure all material risks are identified, evaluated and addressed.  The board of directors continuously monitors treasury policies, risk limits and control procedures.  The audit and risk management committee reviews the effectiveness of the risk management processes and reports to the board on an annual basis.
The Telkom Group's risk exposure and management thereof is discussed in note 30 "Financial instruments and risk management" to the consolidated annual financial statements.

Internal controls
The board of directors, through the audit and risk management committee, annually conducts a review of the effectiveness of its system of internal controls and reports to shareholders the results of such a review.  The board also believes that this system of internal controls provides reasonable assurance that Telkom's assets are safeguarded, that Telkom's transactions are authorized and recorded properly and that material errors and irregularities are either detected or prevented in a timely manner.
The board of directors, through the audit and risk management committee, is responsible for the total risk management process within the Telkom Group.  Management is accountable to the board and has established a system of internal controls to manage significant risks, encompassing all significant business risks, including operational risk.
Telkom's management is required to provide the board with appropriate and timely information about the business, operations and general affairs of the Telkom Group.  In addition, Telkom's directors are encouraged to make further enquiries where necessary should the information volunteered by management not be sufficient in all circumstances.  The chairman ensures that Telkom's board members are all properly briefed on issues arising at board meetings, using external advisors where necessary.
Telkom's directors have unrestricted and unhindered access to all information, records, documents and property and the board receives information that goes beyond the assessment of Telkom's quantitative performance.
Qualitative factors include customer satisfaction, market share, environmental performance and human resource performance.
Financial statements
The board of directors is responsible for preparing Telkom's accounts and requires Telkom's external auditors to state specifically their reporting responsibilities.  In this regard, it is the board's responsibility to present a balanced and understandable assessment of both interim and annual financial information as well as other price sensitive public reports, including any reports to ICASA and other information that Telkom is statutorily obliged to disclose.
The directors report on the business as a going concern with supporting assumptions and qualifications as and when necessary at the time of Telkom's interim and annual financial statements and have established a formal and transparent arrangement for considering the financial reporting and internal control principles.
Code of ethics
Telkom has adopted a business code of ethics that seeks to instill in its employees the spirit of fairness, respect and ethical standards in dealing with Telkom's customers, competitors, suppliers, investors and shareholders to ensure that Telkom's integrity is not compromised.
In business dealings on behalf of Telkom, employees are expected to avoid activities that might give rise to conflicts of interest.  Employees are expected to act in the exclusive interest of Telkom.  Procedures have been put in place to deal with conflicts of interest where these arise in the course of employees' day-to-day activities.
The business code of ethics is reviewed regularly to ensure that it keeps up with developments both inside and outside Telkom.
Employment equity
The Telkom Group has in place an employment equity policy, which seeks to promote equity in the workplace by promoting equal opportunity and fair treatment through the elimination of unfair discrimination against people from previously disadvantaged groups in the workplace.  Unfair discrimination in the workplace on the basis of gender, race, culture, belief, etc. is prohibited.
The main objectives of this policy are to:
 •
create an environment in which the best-qualified person is employed regardless of gender, religion, color or race;
 •
create within Telkom a balanced profile of employees that reflects the composition of South African society at large;
 •
correct racial and social imbalances of the past; and
 •
provide for Telkom's current and future requirements for skilled staff.
Relationship with shareholders
Telkom is and remains ready, when practical and legal, to enter into dialogue with shareholders and make such information publicly available to all shareholders.  In addition, Telkom will encourage institutional and other shareholders to give due weight and consideration to all relevant factors brought to their attention and to eliminate unnecessary variations in criteria that apply to the corporate governance arrangements and measurements of performance of the various companies in which they invest.  Telkom has established an investor relations function and an investor relations portal (http://www.telkom.co.za/ir) for the communication with investors.  Information contained on Telkom's investor portal is not a part of this annual report.
US Sarbanes-Oxley Act of 2002
The United States Public Company Accounting Reform and Investor Protection Act of 2002, also known as the Sarbanes-Oxley Act of 2002, was enacted on July 30, 2002 and contains significant new rules on corporate governance for United States and foreign companies reporting in the United States, especially in the area of audit committee composition and authority. Telkom is subject to the Sarbanes-Oxley Act. Many of the provisions of the
Sarbanes-Oxley Act are new and are subject to SEC rulemaking and interpretation and will become effective in the course of this year.
In particular, the Sarbanes-Oxley Act calls for audit committees of listed US reporting companies, such as
Telkom, to be composed entirely of independent board members within the meaning of the SarbanesOxley Act and to be exclusively responsible for the engagement and removal of and oversight over a company's external auditors.
The Sarbanes-Oxley Act will also require issuers such as Telkom to disclose whether there is at least one member of the audit committee that would qualify as a "financial expert."  As a result, Telkom may be required to alter the composition of its board of directors and audit and risk management committee in order to comply with the
Sarbanes-Oxley Act.
The Sarbanes-Oxley Act also provides that companies, such as Telkom, must disclose whether they have adopted a code of ethics and business conduct and, if not, why. US reporting companies, such as Telkom, will also be required to publicly disclose any waiver from the provisions of such code. We may need to revise Telkom's code of ethics to comply with these rules and we will publicly be disclosing waivers granted in relation to such code.
Telkom is closely monitoring SEC rulemaking proceedings pursuant to the Sarbanes-Oxley Act to ensure its compliance with any rules as they become applicable to Telkom as a foreign private issuer.

EMPLOYEES
Fixed-line Employees
The following table sets forth the number of our full time employees in our fixed-line segment.

As of March 31,

    2002/2001
2003/2002

2001
2002
2003
% change
% change

Telkom
..........................................................
 43,758
39,444
35,361
(9.9)
(10.4)
  Network and technology
.................................
 31,330
28,343
25,074
(9.5)
(11.5)
  Marketing and sales
.......................................
 8,919
8,230
7,616
(7.7)
(7.5)
  Support and other
...........................................
 3,509
2,871
2,671
(18.2)
(7.0)
Subsidiaries
...................................................

701
586
581
(16.4)
(0.9)
Total
..............................................................
 44,459
40,030
35,942
(10.0)
(10.2)

In addition to our full time employees, Telkom had 1,695 temporary employees on March 31, 2003.  Our employees are represented by the Alliance of Telkom Unions, comprising the South African Communications
Union, the Solidarity Union, the Post and Telecommunications Association of South Africa and the Communication
Workers Union.  Some of our employees also belong to other unions that are not recognized by Telkom for collective bargaining purposes, including the Postal Union, the Society of Telkom Engineers and the South African
State and Allied Workers Union.  As of March 31, 2003, approximately 75% of our total fixed-line employees, excluding our Telkom Directory Services and Swiftnet subsidiaries, were union members.
Telkom's agreement covering the terms of employment of its fixed-line unionized employees and other non-management employees in Telkom's bargaining unit, excluding our Telkom Directory Services and Swiftnet subsidiaries, expired on March 31, 2003 and negotiations for a new agreement were concluded with ATU on May
23, 2003 and with CWU on June 6, 2003. The collective bargaining agreement with organized labor is still in effect and has no expiration date.
In terms of the shareholders' agreement, one of the members on our board of directors appointed by the
Government of the Republic of South Africa, Tlhalefang Sekano, executive chairperson of the Communication
Workers Investment Company, is the union representative.    A number of South African trade unions, including the
trade unions of our employees, have close links to various political parties.  In the past, trade unions have had a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process.  Since 1995, South Africa has enacted various labor laws that enhance the rights of employees and have resulted in increased compliance costs.
These laws:
 •
confirm the right of employees to belong to trade unions;
 •
guarantee employees the right to strike, the right to picket and the right to participate in secondary strikes in prescribed circumstances;
 •
provide for mandatory compensation in the event of termination of employment due to redundancy;
 •
limit the maximum ordinary hours of work;
 •
increase the rate of pay for overtime;

 •
require large employers, such as us, to implement affirmative action policies to benefit previously disadvantaged groups and impose significant monetary penalties for non compliance; and
 •
provide for the financing of training programs by means of a levy grant system and a national skills fund.
We believe that the relationship between our management and our employees and labor unions is good.
We believe that investment in employee training and development is essential to implementing corporate cultural change and improving customer satisfaction.  In order to improve the skill levels of our employees, we invested
R375 million in employee training and development in the year ended March 31, 2003.
We are leveraging the experience of our strategic equity investors to improve and transfer skills to our
South African management team.  Leadership development continues to remain our primary priority, with specific focus on previously disadvantaged groups.  We have launched a number of initiatives designed to train our employees and encourage employee retention.
Employee-related expenses are a significant component of our total fixed-line operating expenses.  The number of our fixed-line employees, excluding Telkom Directory Services and Swiftnet, declined by approximately
21,450 positions from March 31, 1997 through March 31, 2003.  We have entered into agreements relating to employee optimization and retrenchment with two unions representing the majority of our employees.  An agreement regarding employee optimization, which was concluded with the Alliance of Telkom Unions on August
23, 2001, gives employees identified as being redundant the option to accept a voluntary severance or early retirement package or the option to join a redeployment pool.  Employees joining the redeployment pool will be retrained for vacant positions after an assessment relating to skills and training of the employee has been conducted.
A job security and retrenchment framework agreement was reached with the Communications Workers'
Union on January 24, 2002.  This agreement is aimed at engendering a sense of job security and regulating the process to be followed prior to any dismissals for operational reasons.  The agreement makes provision for a consultative process to seek ways of avoiding job losses, for reaching agreement on the dismissal of employees for operational reasons should job losses be unavoidable and for ways of assisting employees after they have been dismissed due to operational reasons, including training.
In addition, in October 2002, Telkom and its unions agreed to embark on a process of implementing alternative strategies and approaches to avoid and minimize job losses and to create new career opportunities for
Telkom employees. On November 27, 2002, we launched "The Agency," an alternative strategy to assist employees seeking alternative employment and avoid disruptions from job losses.
Mobile Employees
The following table sets forth the number of Vodacom's employees including contractors and temporary employees as of the dates indicated.

As of March 31,

2002/2001
2003/2002

2001
2002
2003
% change
% change
South Africa
..................................................
 4,102                  3,859                   3,904
(5.9)
1.2
Other African
................................................

170                     494                      502                        190.6                      1.6
Total
1
...........................................................
 4,272                  4,353                   4,406
1.9
1.2
__________________
1
Includes 219, 423 and 553 total temporary employees as of March 31, 2003, 2002 and 2001, respectively.  The calculation of total mobile employees between South Africa and other African countries has been restated from 3,984 and 369, respectively, in the year ended March 31, 2002.  Includes 100% of Vodacom's employees in the Democratic Republic of the Congo.

Vodacom is an equal opportunity employer committed to empowerment and has developed an employment equity policy that is available to all employees.  Vodacom's South African employees' participation in unions was approximately 6.4% as of March 31, 2003 and approximately 5.8% as of March 31, 2002.  Vodacom believes that the relationship between its management and its employees and labor unions is good.
SHARE OWNERSHIP
As of the date hereof, none of Telkom's directors or senior management had any beneficial or non-
beneficial interest in any of Telkom's shares except as stated below:
Name

Title

Number of Ordinary
Shares Owned

Percent of Class

Peter Moyo
1

Director

16,700,000

3.0
Tlhalefang Sekano
2

Director

16,710,955

3.0
__________________
1
Held by Old Mutual.  See Item 7.  "Major Shareholders and Related Party Transactions - Related Party Transactions - Other
Related Transactions."
2
Held by Ucingo Investments.  See Item 7. "Major Shareholders and Related Party Transactions - Related Party Transactions -
Other Related Transactions."

Nomazizi Mtshotshisa, Chairperson, Sizwe Nxasana, Chief Executive Officer, Nombulelo Thokozile
Moholi, Chief Sales and Marketing Officer and Themba Vilakazi, non-executive director, each had less than a 1%
beneficial or non-beneficial interest in Telkom's shares. Peter Moyo and Tlhalefang Sekano individually have no direct beneficial holding in Telkom's shares.

Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS

Overview

Telkom and its predecessors have been responsible for the exclusive provision of public switched telecommunication services in the Republic of South Africa from 1910 through May 2002. Prior to 1991, Telkom's business was conducted as a division of the Department of Posts and Telecommunications of the Government of the
Republic of South Africa. On September 30, 1991, the Government of the Republic of South Africa embarked upon a commercialization process through which the Department of Posts and Telecommunications transferred its telecommunications enterprise to Telkom. Telkom remained a wholly state-owned entity until May 14, 1997, when the Government of the Republic of South Africa sold a 30% equity stake in Telkom to Thintana Communications, which is 60% beneficially owned by SBC Communications and 40% beneficially owned by Telekom Malaysia.  In
March 2001, the Government sold a 3% equity stake in Telkom from its holdings to Ucingo Investments, a consortium of black empowerment investors.  In March 2003, the Government sold 154,199,469 of its ordinary shares in a global offering.  Prior to the global offering, the Government owned 67% of Telkom's issued and outstanding ordinary shares.  As of the date hereof, the Government owns 39.3% of Telkom's issued and outstanding ordinary shares, Thintana Communications owns 30.0% of Telkom's issued and outstanding ordinary shares and Ucingo Investments owns 3.0% of Telkom's issued and outstanding ordinary shares.  Pursuant to
Telkom's memorandum and articles of association, Thintana Communications may not hold in excess of 49% of the issued shares of any class of shares of Telkom, other than the class B ordinary share, for so long as it is a significant shareholder.  The Government granted to current and former employees of Telkom, options to purchase, through the
Diabo Share Trust established for that purpose, up to 11,140,636 of its ordinary shares, representing 2% of Telkom's issued and outstanding ordinary share capital.

As of March 31, 2003, the following persons had interests in 5% or more of Telkom's issued and outstanding ordinary shares:
Name of Shareholder

Number of Ordinary
Shares

Percentage of Class
Government of the Republic of South Africa

219,011,847
1
                                     39.3
Thintana Communications

167,109,548
2
                                     30.0
__________________
1
  Excludes one class A ordinary share held in the Republic of South Africa by the Government, which represents 100% of the class.
2
  Excludes one class B ordinary share held by Thintana Communications, which represents 100% of the class.
As of March 31, 2003, ADRs evidencing approximately 1,950,427 ADSs were held of record by approximately 2 record holders.  The 7,801,708 ordinary shares represented by those ADRs (approximately 1.4% of
Telkom's issued and outstanding ordinary shares) were registered in the name of Standard Bank of South Africa.  As of June 30, 2003, ADRs evidencing approximately 1,045,331 ADSs were held of record by approximately 3 record holders.  The 4,181,324 ordinary shares represented by those ADRs (approximately 0.75% of Telkom's issued and outstanding ordinary shares) were registered in the name of Standard Bank of South Africa.  Some of these ADRs were held of record by persons outside the United States.  In addition, as of March 31, 2003, we estimate that approximately 3 million publicly traded ordinary shares were held of record outside of South Africa.  Since certain of Telkom's ADRs and ordinary shares are held by brokers or other nominees, the number of ADRs and ordinary shares held of record and the number of record holders outside of South Africa may not be representative of the location of where the beneficial holders are resident.
Telkom's special purpose entity established to fund post retirement obligations indirectly held R45 million in nominal value  of Telkom's 10.5% unsecured local bond due October 31, 2006 (TL06) and approximately
185,000 of Telkom's ordinary shares as of March 31, 2003.  Except as stated under  Item 6. "Directors, Senior
Management and Employees  Share Ownership," none of Telkom's directors or senior management is the beneficial owner of any of Telkom's ordinary share capital. Except as disclosed above, Telkom is not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and Telkom is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of Telkom.  The Government and Thintana Communications have different voting rights than the other shareholders of Telkom.  These rights are more fully described in Item 6.  "Directors, Senior
Management and Employees" below.
RELATED PARTY TRANSACTIONS
Shareholder Arrangements
Shareholders' Agreement
The Government, represented by the Minister of Communications, and Thintana Communications have entered into a shareholders' agreement. Telkom is not a party to the shareholders' agreement.
Pursuant to the shareholders' agreement and Telkom's articles of association, the Government and
Thintana Communications have certain special rights as "significant shareholders." The rights of the Government and Thintana Communications as significant shareholders pursuant to the articles of association will terminate on the conversion of the class A ordinary share and class B ordinary share into ordinary shares, which conversion will automatically occur, if it has not already occurred in accordance with Telkom's articles of association, on March 4,
2011. See Item 10. "Additional Information."  However, if the Government and Thintana Communications have not otherwise ceased to be significant shareholders prior to March 4, 2011, the Government and Thintana
Communications will continue, after that date and as between themselves only, to have rights as significant shareholders pursuant to the shareholders' agreement for so long as they own at least 15% of Telkom's issued ordinary shares, which percentage will be adjusted from time to time to reflect the dilutive effect of any issuance of new ordinary shares by Telkom, provided that the percentage will not be lower than 10%.

Under the shareholders' agreement, the Government and Thintana Communications have agreed to exercise their respective voting and other rights, as shareholders in Telkom, to ensure, among other things, that, to the extent legally possible:
 •
Telkom and its subsidiaries operate in accordance with the provisions of the shareholders' agreement, articles of association, business plan, annual budget and strategic services agreement;
 •
Telkom complies with its obligations under its licenses;
 •
Telkom complies with the provisions of its articles of association regarding the appointment or removal of persons duly nominated to or removed from the human resources review committee, the establishment and operation of the audit and risk management committee and the right of Thintana
Communications to perform a financial and/or operations audit and risk management of Telkom and its subsidiaries;
 •
Telkom procures that the powers granted to the operating committee by the articles of association are not withdrawn or modified in any way except as provided in the articles;
 •
Telkom complies with the provisions of the strategic services agreement;
 •
for so long as Thintana Communications is a significant shareholder, Telkom does not issue, and the
Government does not, without prior written consent of Thintana Communications, transfer any ordinary shares to, or encumber any ordinary shares in favor of, any transferee whose business involves the provision of telecommunications services and whose annual revenues exceeds $100 million, except in a distribution on any securities exchange where neither the seller nor any person acting on its behalf is aware that the relevant transaction has been pre-arranged with a buyer that is a telecommunications provider;
 •
Telkom pursues strategic objectives to operate in a commercial manner designed to maximize
Telkom's value and to achieve the highest levels of efficiency, productivity and profitability, to make
Telkom a world class telecommunications operator responsive to the needs of the customer, to satisfy economically viable demands for basic telephony needs in South Africa and to increase coverage of priority customers, such as educational and medical facilities, community centers and governmental agencies, through an accelerated network roll-out program, to enable genuine economic empowerment of South African disadvantaged groups, to transform Telkom into a company representative of South
African demographics, to create training and skills-development opportunities in the telecommunications sector, to create economic growth and employment opportunities through the creation of an "information society" and to ensure that these strategic objectives are incorporated into
Telkom's business plan;
 •
Telkom first prepays its borrowings from or guaranteed by the Government before prepaying its other medium or long-term indebtedness where, after consultation, the Government and Thintana
Communications agree that it would be preferable for Telkom to do so;
 •
Telkom has, in addition to any other independent auditors otherwise required, at least two joint firms of independent auditors, one nominated by the Government and the other by Thintana
Communications with the prior approval of the other party; and
 •
Telkom distributes by way of dividend profits commercially and prudently available for such distribution in each financial year in accordance with Telkom's articles of association.
In addition, the Government and Thintana Communications have agreed that, for so long as both of them are significant shareholders, they will meet prior to any general meetings of ordinary shareholders and attempt to reach consensus on how to vote their shares in respect of every item that is on the agenda for the relevant meeting. If they do reach consensus, each of the Government and Thintana Communications have undertaken to vote all of their respective ordinary shares in accordance with such agreement. If, after implementation of an escalation procedure, they fail to reach consensus, each of the Government and Thintana Communications is free to vote its ordinary shares as it deems fit, unless the relevant matter is a shareholder reserved matter. Shareholder reserved matters include:
 •
the approval of special resolutions;
 •
the amendment of Telkom's articles of association and any change to the name under which Telkom does business;
 •
any change in Telkom's share capital or capital structure, other than any issue, allotment, consolidation, division or buy-back, the authority for which has been delegated to the board of directors by a resolution of a general meeting;
 •
the adoption of, or material amendment to, any employee share ownership plan;
 •
any change of Telkom's joint auditors after May 7, 2004;
 •
Telkom's winding-up or liquidation;
 •
the approval of Telkom's annual financial statements; and
 •
any significant acquisition, merger or material transaction.
If the relevant matter on which consensus is not reached is a shareholder reserved matter and Thintana
Communications wishes to vote against the matter at a general meeting, the  shareholders' agreement allows
Thintana Communications, for so long as it is a significant shareholder, to require the Government to vote against the relevant shareholder reserved matter as well. The shareholders' agreement also allows the Government, for so long as it is a significant shareholder, the right to require Thintana Communications to vote against the relevant shareholder reserved matter if the Government wishes to vote against it, but only if the Government agrees in writing to be bound to the non-competition provisions of the shareholders' agreement and at the same time divests itself of all ownership interests in Telkom`s competitors, competitors of any of Telkom's subsidiaries and
Vodacom's competitors that would violate such non-competition provisions.
If the Government does not agree or is otherwise unable to so bind itself to the non-competition provisions or does not so divest competing ownership interests, the Government must abstain from voting its ordinary shares on the reserved matter at the relevant general meeting, may not be present at the relevant general meeting for the consideration of that matter and Thintana Communications may vote only that number of its ordinary shares that represents the percentage that the total number of ordinary shares held by shareholders, other than the Government and Thintana Communications, bears to the total number of ordinary shares held by shareholders, other than
Thintana Communications. Currently, the Government is not bound by such non-competition provisions, but
Thintana Communications is.
The shareholders' agreement provides that the Government and Thintana Communications shall exercise their respective voting and other rights, as shareholders in Telkom, to ensure that, to the extent legally possible,
Telkom's board of directors consists of a maximum of eleven directors. To the extent that the Government holds more ordinary shares in Telkom than Thintana Communications, the Government and Thintana Communications
shall use their best endeavors to procure that the chairperson of Telkom's board of directors shall be a candidate nominated by the Government from among the non-executive directors and, to the extent that the Government holds fewer ordinary shares than Thintana Communications, the chairperson of Telkom's board of directors will be appointed by Telkom's board of directors from among the non-executive directors. The Government and Thintana
Communications also undertake to use reasonable efforts to ensure the membership of Telkom's board is representative of South African demographics, provided that Thintana Communications is entitled to appoint up to two directors in its sole discretion.

The shareholders' agreement contains provisions relating to the appointment by Telkom of directors to the board of directors of its subsidiaries and its Vodacom joint venture. For so long as either the Government or
Thintana Communications is a significant shareholder, a director of Telkom nominated by such significant shareholder is entitled to nominate for appointment by the Telkom board of directors, a number of members on each of the boards of directors of each of Telkom's subsidiaries, which number shall be a proportion of the total number of members on such board of directors that Telkom is entitled to appoint based on the ratio of the number of shares owned by the significant shareholder who nominates such director to the sum of the shares owned by the
Government and Thintana Communications, but in any event at least one member on each such board of directors.
With respect to Vodacom, for so long as Telkom has the right to appoint four directors to Vodacom's board and
Thintana Communications is a significant shareholder and continues to hold indirectly 10% or more of Vodacom's share capital, a director of Telkom nominated by Thintana Communications will be entitled to nominate two of these four directors which Telkom will appoint to Vodacom's board of directors. If Thintana Communications is a significant shareholder, but neither of these other conditions is satisfied, then a director of Telkom nominated by
Thintana Communications will have the same right to nominate directors for appointment to Vodacom's board as it does in relation to Telkom's subsidiaries. If at any time Telkom has the right to appoint only one director to
Vodacom's board and Thintana Communications is at such time a significant shareholder, a director of Telkom nominated by Thintana Communications will be entitled to nominate that director for appointment, after consultation with Telkom. The director so appointed must, however, in carrying out his or her responsibilities, act as
Telkom's nominee.
The Government has agreed with Thintana Communications not to sell its shares in Telkom for a further
545 day period, after the expiration of or release from the 180 day lock up period entered into with the underwriters in connection with the initial public offering.  The Government and Thintana Communications have reciprocal rights of first offer for the purchase of each other's shares. Neither the Government nor Thintana Communications may
transfer any ordinary shares it holds, and in the case of the Thintana Communications, the class B ordinary share, without first offering the shares in question for sale to the other party at a price and upon terms and conditions determined by the offering party. These rights of first offer are subject to the following exemptions:
 •
certain transfers by the Government to "eligible ministries," disadvantaged groups and past and present employees of Telkom, as more fully described below;
 •
listed public offerings;
 •
transfers under exempted and brokers' transactions or block trades permitted under United States and
South African securities laws; and
 •
any forced purchase of all of Thintana Communications' shares at their fair market value by the
Government, or by a third party designated by the Government, if, among other things, Thintana
Communications ceases to be controlled by Telkom's strategic equity investors, acting together or separately; or breaches the non-competition obligations set forth in the shareholders' agreement; or is unable to pay its debts in the ordinary course of business; or becomes subject to liquidation or bankruptcy procedures that are not discharged within ninety days; or an order is made or a resolution is passed for its winding-up.
If the Government does not exercise its first right to purchase any shares so offered to it, Thintana
Communications may transfer the offered shares to any bona fide third party, provided that:
 •
the consent of the Government is required for the transfer of the class B ordinary share if the class B ordinary share is part of the offered shares, subject to the qualifications mentioned below; and the
Government's consent is also required for the transfer of the other shares, being ordinary shares, to a
South African person; and
 •
the class B ordinary share may, in any event, be transferred only if, as part of the transfer, the transferee acquires a number of Thintana Communications' ordinary shares as would be sufficient to constitute the transferee as a significant shareholder without taking into account any other ordinary shares already held by or on behalf of the transferee.

The qualifications mentioned above are that the Government's consent to the transfer of the class B ordinary share may not be unreasonably withheld for a transferee whose business involves the provision of telecommunications services and has annual revenues from such services in excess of $1.5 billion and, in any event, is not required for a transfer to any one of the telecommunications companies to which such a transfer is specifically permitted under the shareholders' agreement. Thintana Communications is entitled to freely transfer its shares in
Telkom to its members, provided that the class B ordinary share is transferred to the same transferee as to whom the ordinary shares are transferred and such transferee binds itself to the shareholders' agreement.
The Government may transfer its shares in Telkom, including its class A ordinary share, to one or several eligible ministries of the Government and, where the Government transfers its class A ordinary share, only after consultation with Thintana Communications and only if it transfers its class A ordinary share together with enough ordinary shares as would result in the relevant ministry becoming a significant shareholder without taking into account any other ordinary shares already held by or on behalf of such ministry. An "eligible ministry" of the
Government is any ministry or department of the Government which has signed a written acknowledgement, in a form reasonably acceptable to Thintana Communications, to be bound by the shareholders' agreement. In addition, the Government may transfer up to 7%, which includes the shares required for the implementation of the offering by the Government of options to past and present employees of Telkom for 2% of Telkom's share capital, of the total issued shares of Telkom, or such greater percentage as Thintana Communications may consent to, for the purpose of empowering disadvantaged groups, provided that the Government imposes certain transfer restrictions on the transferee and that such transferee agrees to be bound thereby.
The shareholders' agreement prohibits Thintana Communications, subject to limited exceptions, from engaging in any business activity which competes with any of Telkom's licensed business activities, or those of its subsidiaries or Vodacom, in the Republic of South Africa. Thintana Communications must also use reasonable efforts to offer to Telkom an opportunity to participate, on mutually agreed and commercially reasonable terms and conditions, in any telecommunications investments which it or any of its affiliates proposes making in sub-Saharan
Africa.
The Government has agreed to indemnify Thintana Communications against a violation by Telkom of environmental laws in certain circumstances, against the exercises of certain authority under the
Telecommunications Act, 103 of 1996, in relation to Telkom which could reasonably be expected to have an adverse effect on Telkom, its business or prospects or Thintana Communications' investment in Telkom and against certain amendments to Telkom's licenses made without Telkom's consent if such amendment has a material adverse effect on Telkom, its business or prospects or Thintana Communications' investment in Telkom.
Strategic Services Agreement
Telkom was party to a strategic services agreement with Thintana Communications, SBC International
Management Services Inc., or SBC Management, and Telekom Management Services Sdn. Bhd, or Telekom
Management. Pursuant to that agreement, Thintana Communications was entitled and obliged, with the right to request others, including SBC Management and Telekom Management and their affiliates, to provide personnel to
Telkom. Pursuant to the agreement, SBC Management and Telekom Management provided personnel to Telkom, as requested by Thintana Communications. These personnel filled certain key managerial positions, such as the chief operating officer and the chief strategic officer, in which they provided strategic services for Telkom.  The strategic services related to the following: business management, oversight of personnel matters, development and implementation of marketing plans and other corporate strategies, network planning and supervision, network operations, budget planning, payroll processing, internal financial support services, technical advice and assistance, regulatory compliance, customer billing and other related services.
When the original strategic services agreement commenced, up to approximately 75 managerial positions were filled by personnel provided by SBC Management and Telekom Management pursuant to the agreement. As of
March 31, 2003, that number had been reduced to approximately 32 such positions. Since May 7, 2002, Thintana
Communications has been obliged to make reasonable efforts to fill any of the managerial positions which it is entitled to fill, with members of South African groups historically discriminated against on the grounds of race, color, origin or gender.  Telkom paid a fee for the services of each person provided to it pursuant to the strategic services agreement.

Telkom, and the other parties to the original strategic services agreement  executed a new strategic services agreement on January 16, 2003. This new strategic services agreement became effective on January 16, 2003.
Under this new strategic services agreement, Thintana Communications continues to be entitled and obliged to provide personnel to Telkom to fill approximately 20 key management positions and certain additional senior managers during the financial years ending March 31, 2003 and 2004. Telkom itself is entitled to request, if and when it requires, certain additional senior managers during those same two financial years.  All the personnel are to be appointed to provide the same strategic services as those to be provided under the original strategic services agreement. As and when vacancies occur in those positions, personnel are to be selected by Thintana
Communications and provided to Telkom, for appointment by Telkom to fill the vacancies, in accordance with the requirements of the new strategic services agreement. These requirements include a consultative process between
Telkom and Thintana Communications for the appointments. They also provide for a gradual decrease in the number of the more senior personnel to be provided by Thintana Communications. In any event, wherever it is feasible, vacancies are required to be filled by suitably qualified historically disadvantaged individuals. Telkom is required to continue to pay to Thintana Communications, or any other personnel provider who provides personnel at the request of Thintana Communications, a fee for the services of each person provided to Telkom under the new strategic services agreement.
The new strategic services agreement automatically terminates on the liquidation or dissolution of either
Telkom or Thintana Communications. It also automatically terminates upon the earlier of ten days after Thintana
Communications ceases to be a significant shareholder in Telkom, in which event Telkom may request a continuance of the agreement for a further period not exceeding 120 days, and May 8, 2007. T he new strategic services agreement may also be terminated by Thintana Communications:
 •
in the event of certain breaches of the agreement by Telkom;
 •
if the relevant exchange control approvals required by Telkom to effect the payments  terminate without renewal;
 •
if the shareholders' agreement is terminated for any reason or a material term thereof is breached by the Government;
 •
if any of the rights granted to Thintana Communications under the shareholders' agreement or
Telkom's articles of association becomes unenforceable; or
 •
if Telkom ceases to be a significant provider of telecommunications services for any reason whatsoever.
Either of SBC Management or Telkom Management may also terminate the new agreement, insofar as it relates to that party, if that party declares bankruptcy or seeks legal protection from its creditors or if SBC
International South Africa LLC or any of its affiliates or Telkom Malaysia Africa Sdn. Bhd. or any of its affiliates, as the case may be, ceases to hold an equity interest in Thintana Communications.
Telkom paid R242 million and R31 million to SBC Management and Telekom Management, respectively, in the 2003 financial year pursuant to the original and the new strategic services agreements.  These amounts were payable in dollars at the forward rate and were provided for in the Telkom Group's consolidated financial statements at the spot rate in terms of IAS 39.
Registration Rights Agreement
Telkom has entered into a registration rights agreement with the Government and Thintana
Communications.  Pursuant to the agreement, Thintana Communications has the right to cause Telkom to either effect a JSE public offering in South Africa, or register with the Securities and Exchange Commission all or part of its ordinary shares, or both, at any time after the expiration of the 180-day lockup period. The Government has the same right, but it can exercise this right only starting after the Minister's 545 day lock-up period after the expiration of or release from the 180-day lockup period.  Each of Thintana Communications and the Government can demand any number of successive registrations, but no more than one in any calendar year, provided that Thintana
Communications is entitled to two such registrations prior to the Government becoming entitled to demand any registrations. In addition, both Thintana Communications and the Government have the right to have their ordinary shares registered or sold in a listed public offering any time that Telkom or any other person seeks registration of, or a listed public offering for, Telkom's issued and outstanding ordinary shares.
Pursuant to the registration rights agreement, in the event that either the Government or Thintana
Communications exercise its right to include shares held by it in a JSE public offering or US registration of Telkom shares that is sought by Telkom or by any other person, Telkom would be required to bear and pay all expenses incurred in connection with such offering or registration, including all registration, listing and filing and qualification fees, as well as underwriting discount and commissions.  However, in the event that either the
Government or Thintana Communications exercise its right to demand Telkom to effect a JSE public offering or US registration of ordinary shares held by it, Telkom would be required to bear and pay all expenses incurred in connection with registration, listing and  filing or qualifications, however, certain fees relating to such registration or listing shall be borne by the relevant shareholders selling shares in proportion to the number of shares issued or sold.
In that case, underwriting discounts and commissions will be borne by each relevant party based on the number of shares issued or sold by that party. Telkom is required to indemnify certain parties, including the selling shareholders and the underwriters and their respective directors, officers, employees and agents against certain losses in connection with such public offering or registration.
Relationship with the Government of the Republic of South Africa
The Government of the Republic of South Africa is Telkom's largest shareholder and is responsible for the telecommunications industry policy in the Republic of South Africa. The Ministry of Communications has the most direct role in our business. However, we have interactions with several other Ministries, including the Ministry of
Finance for matters relating to taxation, the Ministry of Labour for matters relating to employment and the Ministry of Trade and Industry for matters relating to the communications industry.
The Government of the Republic of South Africa as regulator
Ministry of Communications
The Ministry of Communications has a number of roles that, directly or indirectly, affect us:
 •
The Ministry of Communications represents the Government of the Republic of South Africa as
Telkom's shareholder. The Minister has the powers and duties conferred on a shareholder of a public limited liability company by South African law, Telkom's articles of association and the shareholders'
agreement between the Government and Thintana Communications.
 •
The Ministry is responsible for the development of telecommunications policy and for proposing legislation to implement such policy, subject to supervision by the Cabinet of the Republic of South
Africa. The Ministry is also responsible for administering the Telecommunications Act, 103 of 1996, and the Independent Communications Authority of South Africa Act, 13 of 2000.
The Ministry has the following primary powers under the Telecommunications Act, 103 of 1996:
 •
it may issue policy directives to ICASA, binding it to perform its functions under the
Telecommunications Act, 103 of 1996, in accordance with such policy directives;
 •
any regulation made by ICASA needs to be approved and published by the Ministry, which may reject such approval, before it becomes valid and enforceable; and
 •
the Ministry has the sole power to approve the grant of any license for a public switched telecommunications service, a national long distance telecommunications service, an international telecommunications service or a mobile telecommunications service.

ICASA
ICASA is the regulatory body for the telecommunications and broadcasting industries. ICASA derives its powers from the Independent Communications Authority of South Africa Act, 13 of 2000, and, with respect to telecommunications, from the Telecommunications Act, 103 of 1996.  ICASA serves as the primary regulatory and licensing authority for the South African telecommunications and broadcasting industries, except for specific licenses that can only be granted by the Minister of Communications.
ICASA's primary powers under the Telecommunications Act are to:
 •
conduct public inquiries in any matter relevant to the achievement of the objectives of the
Telecommunications Act or to the performance of its functions in terms of the Telecommunications
Act;
 •
plan, control and manage the radio frequency spectrum and license its usage;
 •
make recommendations to the Minister of Communications on the granting of telecommunication licenses for which the Minister of Communications has issued an invitation to apply and, in all other cases grant and issue telecommunication licenses;
 •
make regulations as provided for in the Telecommunications Act, subject to ratification by the Minister of Communications;
 •
approve, amend or reject agreements entered into by telecommunications licensees relating to interconnection or the leasing of telecommunications facilities, in accordance with the relevant regulations; and
 •
investigate and adjudicate alleged contraventions of the Telecommunications Act, regulations or license conditions by licensees and, where appropriate, impose sanctions provided in the
Telecommunications Act.
Public Finance Management Act
Telkom is required to report certain aspects of its business and operations, such as its corporate and business plans, to the Minister of Communications in her capacity as executive authority of Telkom pursuant to the
Public Finance Management Act, 1 of 1999. Telkom has obtained a temporary exemption from certain provisions of the Public Finance Management Act, 1 of 1999. See Item 3. "Key Information - Risk Factors - Risks Related to
Regulatory and Legal Matters - If Telkom is required to comply with the provisions of the South African Public
Finance Management Act, 1 of 1999, or PFMA, Telkom could incur increased expenses and its net profit could decline and compliance with the PFMA could result in the delisting of Telkom's ordinary shares and ADSs from the
JSE and the New York Stock Exchange."
The Government of the Republic of South Africa as a customer
The departments and agencies of the Government of the Republic of South Africa in the aggregate comprise one of our largest customers. Generally, we deal with the various departments and agencies of the
Government as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. Legislation has been enacted to centralize all procurement by the
Government through one agency. We estimate that in the  year ended March 31, 2003, our overall operating revenue from all departments and agencies of the Government, excluding Government owned parastatal companies, amounted to approximately 7% of our total fixed-line revenue, excluding directory services and other revenue. If the
Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.

<

The Government of the Republic of South Africa guarantees
Pursuant to Section 35 of the South African Exchequer Act, 66 of 1975, the Government of the Republic of
South Africa guaranteed Telkom's borrowings incurred prior to 1991. As of March 31, 2003, R3.7 billion of our total indebtedness of R22.4 billion was guaranteed by the Government of the Republic of South Africa.
Relationship with Vodacom and Related Transactions
Vodacom Joint Venture Agreement
We acquired a 50% equity interest in Vodacom in 1993. Our rights as a shareholder of Vodacom are governed by a joint venture agreement, which was entered into on March 29, 1995, among Telkom, Vodafone,
VenFin, Vodacom and other related parties.
Governance
The Vodacom joint venture agreement sets the number of directors of the board of directors of Vodacom at a minimum of twelve. Telkom has the right to appoint four directors, Vodafone has the right to appoint three directors, VenFin has the right to appoint one director and the remaining four directors are appointed by shareholders holding 10% or more of the issued shares of Vodacom who are a party to the joint venture agreement.
Currently, the only shareholders holding beneficially 10% or more of the issued shares in Vodacom are Telkom,
Vodafone and VenFin and the four board members appointed by Telkom and these shareholders are senior management of Vodacom.
Under the Vodacom joint venture agreement, the Vodacom board was required to establish a directing committee and delegate all its power, functions and authority to act on behalf of Vodacom to this committee. This authority cannot be revoked without the prior written consent of the shareholders holding 10% or more of the issued shares of Vodacom. The directing committee comprises all directors appointed to Vodacom's board by shareholders holding 10% or more of the issued shares of Vodacom. Currently, the directing committee consists of eight members comprising four directors appointed by Telkom, three directors appointed by Vodafone and one director appointed by VenFin.
The unanimous written agreement of those shareholders holding 10% or more of the issued shares of
Vodacom is required for, among other things, the following consensus matters prior to Vodacom or any of its subsidiaries that are a party to the joint venture agreement taking any of the following actions:
 •
changing the nature of or discontinuing its business;
 •
disposing of a material part of assets, shares or claims against its subsidiaries;
 •
making material acquisitions, merging with another company or entering into a change of control transaction;
 •
altering or affecting its capital structure, including the issuance of any shares, the granting of options or the issue of convertible debentures;
 •
proposing any special resolution;
 •
altering its dividend policy;
 •
incurring certain interest bearing debt which exceeds 50% of the consolidated shareholders' funds;
 •
establishing any employee bonus or share incentive scheme;

/div>

 •
appointing or removing any director to or from its board of directors, otherwise than in accordance with the joint venture agreement;
 •
entering into any agreement with any of its shareholders or affiliates;
 •
agreeing to any material alteration of its rights flowing from any license held by it or its subsidiaries enabling such companies to do their business;
 •
approving or amending the business plan of Vodacom; and
 •
appointing or removing the chairperson of the board or chief executive officer.
If the shareholders holding 10% or more of the issued shares of Vodacom fail to reach agreement on an above consensus matter, they are required to exercise all the powers that they have to ensure the consensus matter is not consummated. Should any dispute arise between the shareholders holding 10% or more of the issued shares of
Vodacom regarding the failure of those shareholders to reach consensus, the dispute is to be referred for determination to the chairperson of those shareholders at the request of any shareholder holding 10% or more of the issued shares of Vodacom. If the chairperson fails to reach agreement on the consensus matter in question, each shareholder is entitled to enforce any rights through any competent court.
Pursuant to the Vodacom joint venture agreement, all members of the directing committee are required to agree on certain matters and, in the event of disagreement, the issue is treated as a consensus matter requiring the unanimous written consent of those shareholders holding 10% or more of the issued shares of Vodacom. The following matters require unanimous approval:
 •
the approval or amendment of any subsidiary company business plans;
 •
expenditures that are in excess of 10% of total budgeted expenditures;
 •
non-budgeted capital expenditures that are in excess of 5% of the consolidated shareholders' funds;
 •
the encumbrance of any assets or the issuance of guarantees where the liability secured is in excess of the lower of 5% of the consolidated shareholders' funds or R10 million;
 •
any agreement with any shareholder of Vodacom; and
 •
the appointment of the company secretary.
The approval of at least six directors appointed to the directing committee is required to take action with respect to:
 •
the approval or adoption of the terms and conditions and any amendments to the interconnect and transmission agreements concluded with Telkom;
 •
the setting or adjustment of tariffs; and
 •
the approval of terms and conditions of supply and associated agreements with the suppliers of infrastructure.
Non-competition
Each party to the Vodacom joint venture agreement has agreed that neither it nor its affiliates will form a similar joint-venture relationship, or invest in any competitive business in the Republic of South Africa. This restraint lapses with respect to each party two years after the date such party ceases to be a shareholder of Vodacom or upon termination of the joint venture agreement.

In addition, each party to the Vodacom joint venture agreement has agreed that it will not own, manage or otherwise become engaged in any GSM mobile telecommunications entity or analogue system or otherwise participate in any mobile telecommunications activities in any African country, a major portion of which is situated below the equator, unless the party proposing to engage in such activity first offers Vodacom the opportunity to pursue such activity and Vodacom declines. Any decision by Vodacom to become involved in a GSM or analogue system in this territory requires the written consent of those shareholders holding 10% or more of the issued shares of Vodacom.
Right of first offer
If any Vodacom shareholder that is a party to the joint venture agreement wishes to sell any of the shares held by it, it must offer to sell such shares and an equivalent portion of its claims on loan accounts in Vodacom to the other parties to the joint venture agreement. If none of the non-transferring parties accepts such an offer to purchase all of the shares and claims offered on the terms in the notice, then the selling shareholder has the right to sell the shares and an equivalent portion of its claims to a third party at a price not lower than the price, and upon the terms, set forth in the seller's original offer.
Loan agreement
Telkom was a party to a loan agreement, dated as of March 29, 1995, with Vodafone Holdings SA
(Proprietary) Limited, a subsidiary of Vodafone, VenFin Finansile Beleggings Limited, a subsidiary of VenFin, and
Vodacom. Under this agreement Telkom and the subsidiaries of Vodafone and VenFin agreed to lend and advance to Vodacom, in proportion to each of their respective shareholdings, R1.08 billion or such higher amount as was agreed upon. The total capital amount outstanding to Telkom under this loan was R460 million as of March 31,
2003. This loan bore interest at a rate equal to the prime lending rate of Vodacom's bankers from time to time plus
2%. The average effective interest rate was 18.35% in the year ended March 31, 2003. The largest amount outstanding during the period was R460 million.  Vodacom repaid the loan and all interest due on June 30, 2003.
Other related transactions with Vodacom
We market and sell our residential products through our customer call center, customer service branches, mobile vans, Vodacom's mobile customer service branches, kiosks, the South African Post Office, independent distributors and vendors and through telemarketing.
Other Related Transactions
Mr. Peter Moyo, one of Telkom's board members, holds 1,000 ordinary shares of R0.01 in Old Mutual
Alternative Risk Transfer Ltd as a nominee of Old Mutual South Africa Limited, one ordinary share of R0.01 in Old
Mutual Health Insurance Ltd  as a nominee of Old Mutual South Africa Ltd, and one ordinary share of N$1.00 in
Old Mutual Unit Trust Management Company Namibia Ltd as a nominee of Old Mutual (Namibia) Ltd. Old Mutual holds 16.7 million shares in Telkom SA Limited. He is also a board member of Old Mutual.
Some of our directors and senior management beneficially own shares in our strategic equity investors, which in the aggregate represent less than an indirect 1% beneficial interest in Telkom.
Mr. Tlhalefang Sekano, the employee representative on Telkom's board, is a member of the board of directors of Ucingo Investments which holds 3% of the ordinary shares of Telkom, and is also the chairperson of
Letlapa Security and a director of Telesafe Security. Letlapa Security owns an interest in Telesafe Security, a security company which provides physical security to Telkom. Telkom paid R37.1 million to Telesafe Security in the year ended March 31, 2003 for these services.  In addition, Letlapa Security had an option to purchase 10% of
Rebserve Ltd., which together with Atkins Facilities Management, formed the joint venture, Telecommunications
Facilities Management Company (Proprietary) Limited, which has been awarded a ten year contract expiring on
March 31, 2011 to deliver facilities management services to Telkom's South African properties portfolio. Telkom paid R1,740 million to TFMC in the year ended March 31 2003 for these services.

Ms. Nomazizi Mtshotshisa, one of Telkom's board members, serves on the board of directors of Admiral
Industries (Proprietary) Limited, which has a contract to supply Telkom with Beslin Sethuni workwear. Telkom paid
R1.3 million to Beslin Sithunzi Workwear in the year ended March 31, 2003 for these services.
Mr. Charles Valkin, one of Telkom's board members, is a senior partner with the South African law firm of
Bowman Gilfillan Inc., which provides legal services to Telkom from time to time.  Telkom paid R94,513 to
Bowman Gilfillan Inc. in the year ended March 31, 2003 for these services.
Messrs. Shawn McKenzie, Jonathan P. Klug Sr., Charles Valkin, Chian Khai Tan and Tan Sri Dato'Ir
Muhammad Radzi Mansor, five of Telkom's board members, are Thintana Communications' representatives on
Telkom's board of directors. In addition, a number of our senior management are appointed through Thintana
Communications. See Item 7. "Major Shareholders and Related Party Transactions" for a discussion of the arrangements between Thintana Communications and us and the fees Telkom paid to Thintana Communications for strategic services in the year ended March 31, 2003. SBC Communications paid Bowman Gilfillan Inc. a total of
R441,750 in fees during the year ended March 31, 2003 for  Mr. Valkin's services as a director of Telkom.
Messrs. Mtshotshisa, Menell, Moyo,  Sekano and Vilakazi, five of Telkom's board members, are the
Government's representatives on Telkom's board of directors.
Item 8. Financial Information
CONSOLIDATED FINANCIAL STATEMENTS AND
OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
Reference is made to Item 18 of this annual report for this information.
Legal Proceedings
On May 7, 2002, the South African Value-added Network Services Providers' Association, or VANS
Association, lodged a formal complaint with the Competition Commission under the South African Competition
Act, 89 of 1998, alleging that Telkom was abusing its leading position in contravention of the Competition Act, 89 of 1998, and that it was engaged in price discrimination.  Telkom has met with the Competition Commission, on a
"without prejudice" basis to discuss the issues raised by SAVA and explained certain concepts raised in the complaints.  Telkom also has responded in writing to the various issues raised by the VANS Association in order to assist the Competition Commission in the investigation of these allegations. The complaints relate to Telkom's refusal to provide new telecommunication facilities or threatening to cease providing existing facilities on its fixed-
line network to certain value-added network service providers and that such refusal or threat constitutes anti-competitive conduct in contravention of the Competition Act, 89 of 1998. If these complaints are upheld,
Telkom could be required to pay damages to the complainants. Telkom cannot assess the amount of such claims or whether any of the complainants would be able to substantiate any losses.
Telcordia instituted arbitration proceedings against Telkom in March 2001 before a single arbitrator of the
International Court of Arbitration, operating under the auspices of the International Chamber of Commerce, which is seated in Paris, France. The seat of the arbitration is in Johannesburg, South Africa. Telcordia is seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year.
The arbitration proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia. In September 2002, a partial ruling was issued by the arbitrator in favor of Telcordia. Telkom has launched review proceedings in the South African High Court in respect of this partial ruling, the hearing of which has been scheduled for three weeks, commencing on August 4, 2003.  Telcordia petitioned the United States
District Court for the District of Columbia to confirm the partial ruling, which petition was denied.  Depending on the outcome of the review proceedings, the arbitration proceedings and the amount of our liability are not expected to be finalized until late 2003 or early 2004.  Telkom has provided R356 million for its estimate of probable liabilities, including interest and legal fees, in respect of the Telcordia claim in the Telkom Group's consolidated financial statements as of March 31, 2003. Telkom is currently unable to predict the amount that it may eventually be required to pay Telcordia. If Telcordia were able to recover substantial damages from Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause its indebtedness to increase and its net profit to decline.
As competition continues to increase in our fixed-line business, we expect  that in the normal and ordinary course of our business we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and/or by third parties.  These disputes may range from court lawsuits to complaints laid by or against us with various regulatory bodies.  For instance, Telkom is involved in court litigation proceedings against various providers of least cost routing technology that enables fixed-to-mobile calls from corporate branch exchanges to be transferred directly to mobile networks.  We cannot, however, predict the outcome of this matter and it is difficult to assess the additional revenue which may accrue to Telkom if it is successful in the matter.  In a related proceeding, one of these providers, on April 17, 2003, filed a complaint and launched interim proceedings against Telkom with the South African competition authorities.  The complaint and proceedings relate to certain discount plans that Telkom has in place or is negotiating with some of its business customers.  The complainant alleges that Telkom is specifically targeting the complainant's customers, who would otherwise be using the least cost routing technology provided by the complainant and that Telkom's actions are exclusionary and based on predatory pricing.  Telkom opposes the relief sought.  If, however, the complainant is successful, Telkom may be ordered to cease and desist from offering these discount plans or could be fined an amount of up to 10% of
Telkom's South African turnover or be ordered to divest itself of the relevant business.
We are parties to various additional proceedings and lawsuits in the ordinary course of our business, which our management do not believe will have a material adverse impact on us.
Dividend Policy

For a discussion of Telkom's dividend policy, see Item 3. "Key Information -- Dividends and Dividend
Policy."
SIGNIFICANT CHANGES
Except as disclosed elsewhere in this annual report, there have been no significant changes in Telkom's business since March 31, 2003, the date of the annual financial statements included in this annual report.

Item 9. The Offer and Listing
Markets
Telkom's ordinary shares are listed on the JSE Securities Exchange, South Africa in the
"Telecommunications Services" sector under the symbol "TKG" and ISIN Code "ZAE000044897" and its ADSs are listed on the New York Stock Exchange, Inc. under the symbol "TKG."  The ADSs are evidenced by American
Depositary Receipts, or ADRs, issued by The Bank of New York, as depositary, under the Deposit Agreement, dated as of March 3, 2003, among Telkom, The Bank of New York, as depositary, and the registered and beneficial owners from time to time of ADRs. The following table sets forth, for the periods indicated:
 •
the reported high and low market quotations as reported by the JSE; and
 •
the reported high and low sales prices on the NYSE Composite Tape of the ADSs:

JSE (SA Cents per Ordinary Share)
NYSE (USD per ADS)
Year ended March 31,
High
Low
High
Low

2003
1
3,075                                2,780
14.78                               13.65
2004

First Quarter

April                                                        3,475
2,910
18.25
14.68
May                                                         3,400
3,050
17.70
15.58
June
3,875
3,130
20.80
15.75
July (through July 30)
4,500
3,880
24.35
21.20
__________________
1
     Since March 4, 2003, the date the ordinary shares commenced trading on the JSE and the ADSs commenced trading on the
NYSE.

Item 10. Additional Information
MEMORANDUM AND ARTICLES OF ASSOCIATION
Set forth below is a summary of material information relating to Telkom's share capital, including summaries of certain provisions of Telkom's memorandum and articles of association, the South African Companies
Act, 61 of 1973, and the Listings Requirements of the JSE. This summary is qualified in its entirety by the provisions of Telkom's memorandum and articles of association and by the applicable provisions of South African law and the
Listings Requirements of the JSE. You should refer to the full text of Telkom's new memorandum and articles of association, which is incorporated by reference as an exhibit to this annual report.
General
Telkom was incorporated on September 30, 1991, as a public limited liability company registered under the
South African Companies Act with registration number 1991/005476/06. Telkom is governed by its memorandum and articles of association and the provisions of the South African Companies Act, 61 of 1973. Telkom is also subject to the Listings Requirements of the JSE and the New York Stock Exchange.
Telkom's main object and business is to supply telecommunications, broadcasting, multimedia technology and information services to the general public in the Republic of South Africa.

Share Capital
Pursuant to a special resolution passed at a general meeting of Telkom held on January 16, 2003, Telkom's authorized and issued share capital was, with effect from March 4, 2003, altered by the conversion of one ordinary share held by the Government into one class A ordinary share with a par value of R10 and one ordinary share held by Thintana Communications into one class B ordinary share with a par value of R10.  As a result, as of March 31,
2003, the date of Telkom's most recent balance sheet included in this annual report, and as of the date of this annual report, Telkom's authorized share capital was R10,000,000,000, divided into 999,999,998 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10, and its issued share capital was R5,570,318,190, divided into 557,031,817 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10.  Only ordinary shares are be listed on the JSE and ADSs listed on the New York Stock Exchange only represent ordinary shares. The class A and B ordinary shares are not listed on any stock exchange.
Before the alteration of Telkom's authorized and issued share capital on March 4, 2003, Telkom's authorized share capital was R10,000,000,000, divided into 1,000,000,000 ordinary shares with a par value of R10 each, and its issued share capital was R5,570,318,190, divided into 557,031,819 ordinary shares with a par value of
R10 each and its share premium was R2,723,000,000.  No alterations to Telkom's share capital occurred during the five years preceding the date of this annual report, other than the alteration of Telkom's authorized and issued share capital on March 4, 2003.
All of Telkom's issued and outstanding ordinary shares rank equally with each other and are fully paid and not subject to calls for additional payments of any kind. Except as specified in Telkom's articles of association, selected provisions of which are described in this annual report, the class A ordinary share and the class B ordinary share rank equally with the ordinary shares.
In March 2003, the government granted share options to purchase up to 11,140,636 of its ordinary shares, representing 2% of Telkom's issued and outstanding ordinary share capital, through the Diabo Share Trust.  The exercise price is R33.81 per share.  The share options are exercisable in four equal tranches during  September 1,
2003 to September 5, 2003,  March 4, 2004, to March 10, 2004, March 4, 2005 to March 10, 2005 and  March 6,
2006 to March 10, 2006.
Significant Shareholder
Pursuant to Telkom's articles of association, a "significant shareholder" is the registered holder of the class
A ordinary share or the class B ordinary share and, in addition, of at least 15% of the issued ordinary shares, which percentage will be adjusted from time to time to reflect the dilutive effect of any issuance of new ordinary shares by
Telkom after March 4, 2003, provided that the percentage will not be lower than 10%.  A significant shareholder has certain specific rights in terms of Telkom's memorandum and articles of association as more fully described below.
As of the date hereof, the Government and Thintana Communications are the only significant shareholders.
If, by  March 4, 2011, the class A ordinary share and class B ordinary share have not otherwise been converted into ordinary shares under the terms of Telkom's articles of association, they will automatically be so converted and the rights of the Government and Thintana Communications as holders of the class A ordinary share and class B ordinary share, respectively, including their rights as significant shareholders, will be terminated under
Telkom's articles of association, but not under the shareholders' agreement.
Dividends
Telkom's shareholders, in a general meeting, or its board, from time to time, may declare a dividend to be paid to the registered holders of one or more classes of shares; provided that Telkom's shareholders may not declare a greater dividend in a general meeting than is recommended by the board and provided further that no dividend may be declared to a holder of the class A ordinary share or class B ordinary share, unless the same dividend is declared to holders of all ordinary shares. In addition, for so long as either the Government or Thintana
Communications is a significant shareholder, the declaration or distribution of dividends or other distributions must be approved by the board as a reserved matter. See Item 6. "Directors, Senior Management and Employees -
Directors and Senior Management - Reserved Matters."
Pursuant to Telkom's articles of association, dividends on ordinary shares will not bear interest. Dividends are declared payable to shareholders registered as such on a date subsequent to the date of publication of the announcement of the declaration of the dividend. This date may not be sooner than 14 days after the date of such publication. All unclaimed dividends may be invested or otherwise utilized by the board for Telkom's benefit until claimed, provided that dividends unclaimed after a period of three years shall be forfeited. Forfeited dividends revert to Telkom or its assigns.
Any dividend or other sum payable in cash to a shareholder may be transmitted by ordinary post to the address of the shareholder recorded in the register or any other address the shareholder may previously have given to
Telkom in writing or by electronic transfer to such bank account as the shareholder may previously have given to
Telkom in writing. Telkom will not be responsible for any loss in transmission. Subject to the approval of shareholders in a general meeting, any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets as the board may determine and direct at the time of declaring the dividend.
Any cash dividends paid by Telkom will be declared in South African Rands. The shareholders in a general meeting, or the board of directors, may at the time of declaring a dividend, stipulate that the dividend to be paid to shareholders having registered addresses outside South Africa or who have given written instructions requesting payment at addresses outside South Africa, shall be paid in a currency other than South African currency. Holders of
ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the ordinary shares underlying the ADSs, subject to the terms of the deposit agreement. Cash dividends paid in Rands will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement, a copy of which is incorporated by reference to Exhibit 2.2 to this annual report.
Voting Rights
Subject to any rights or restrictions attached to any class of shares, every shareholder present at a general meeting in person, by proxy or by representation will, on a show of hands, have one vote only and, in the case of a poll, that proportion of the total votes which the aggregate amount of the nominal value of the shares held by that shareholder bears to the aggregate of the nominal value of all the shares issued by Telkom. For a description of shareholders' rights to request a poll, see Item 10. "Additional Information - Memorandum and Articles of
Association - General Meetings of Shareholders."  A shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on the shareholder's behalf.  The proxy need not be a shareholder.
Issue of Additional Shares and Preemption Rights
Subject to the provisions of the South African Companies Act, 61 of 1973, the JSE Listings Requirements
and any rights or restrictions attached to any class of shares, shareholders in a general meeting may authorize the board to allot and issue shares or grant options over unissued shares to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as it may decide. As of the date hereof, no such authorization has been granted to the board by the shareholders of Telkom.  For so long as either the Government or Thintana Communications is a significant shareholder, there may not be any increase or reduction in Telkom's issued share capital or that of any of its subsidiaries without the authorization of the board as a reserved matter. See Item 6. "Directors, Senior Management and Employees - Directors and Senior Management
Reserved Matters."  Any changes in Telkom's capital structure is also a shareholder reserved matter under the new shareholders' agreement as described more fully in Item 7. "Major Shareholders and Related Party Transactions -
Related Party Transactions - Shareholder Arrangements - Shareholders' Agreement."  No change in the number of issued class A ordinary shares or class B ordinary shares may be made without the approval of the Government and
Thintana Communications, respectively.
The Listings Requirements of the JSE require Telkom's unissued ordinary shares to be offered first to existing shareholders in proportion to their holdings of ordinary shares unless these shares are issued for the acquisition of assets. The shareholders may, however, grant either a general approval in a general meeting authorizing directors to issue ordinary shares for cash or a specific approval for a particular issue of ordinary shares, without first offering them to existing shareholders. Issues of ordinary shares for cash pursuant to a general approval in the aggregate in any one financial year may not exceed 15% of the issued share capital of that class. The maximum discount at which securities may be issued under a general approval is 10% of the weighted average trading price of those securities over 30 business days on the JSE prior to the date that the price of the issue is determined or agreed by the directors. A specific approval to issue ordinary shares is subject to, among other things, the disclosure of the number, or maximum number, of securities to be issued and disclosure of whether the discount at which the securities are to be issued is unlimited and, if not, the limit. A general and specific approval are each subject to the requirement of approval of a 75% majority of votes cast by shareholders present or represented by proxy at a general meeting, excluding controlling shareholders and various other associated parties, in the case of a specific approval. The Government and Thintana Communications may be regarded as controlling shareholders for these purposes. As of the date hereof, no general or specific approval authorizing the directors to issue shares for cash has been granted to the board by the shareholders of Telkom.
Subject to the South African Companies Act, 61 of 1973, the directors or Telkom's shareholders may resolve in a general meeting to utilize all or any part of Telkom's reserves, or any amount available for distribution as a dividend and not required for the payment or provision of dividends on preference shares, to pay for Telkom's authorized but unissued shares to be issued as fully paid capitalization shares to shareholders entitled to receive such distributions as a dividend.
Transfer of Shares
Telkom's articles of association do not contain any restriction on the right to transfer ordinary shares, except as described in this Item " Major Shareholders and Related Party Transactions."  Ordinary shares may be transferred by an instrument in writing in any usual common form or in such other form as the board of directors may approve if such transfer does not arise pursuant to a trade of such shares on the JSE. The transferor will be deemed to remain the holder of the ordinary shares until the name of the transferee is entered in Telkom's share register in respect of the transferred ordinary shares. Every instrument of transfer presented for registration must be accompanied by the certificate representing the ordinary shares to be transferred and/or such other evidence Telkom may require to prove the title of the transferor or the transferor's right to transfer the ordinary shares.
Although shareholders are entitled to hold their ordinary shares in certificated form, ordinary shares may only be traded on the JSE if they have been dematerialized through Share Transactions Totally Electronic Limited, or STRATE. A dematerialized share is not evidenced by a share certificate and may not be transferred by an instrument in writing, but is represented and transferred by means of electronic book entries.
The Minister of Communications, which holds the class A ordinary share on behalf of the Government, may transfer the class A ordinary share only to other ministries and governmental departments of the Republic of
South Africa and only if the Minister transfers the class A ordinary share together with as many ordinary shares as would be sufficient to constitute the transferee a significant shareholder without taking into account any other ordinary shares already held by or on behalf of the transferee, and only after consultation with Thintana
Communications. If so transferred, the transferee will acquire the rights of the Government as the holder of the class
A ordinary share. If at any time the Government ceases to hold the class A ordinary share, the class A ordinary share will be converted into an ordinary share by operation of Telkom's articles of association.
The class B ordinary share may be transferred if it is transferred together with as many ordinary shares as would be sufficient to constitute the transferee a significant shareholder without taking account any other ordinary shares already held by or on behalf of such transferee, and only after consultation with the Government. The first transferee who becomes a significant shareholder pursuant to such transfer will acquire the rights Thintana
Communications enjoyed as a significant shareholder, but certain of the reserved matters will fall away on the second transfer of such shares. See Item 6. "Directors, Senior Management and Employees  Directors and Senior
Management  Reserved Matters."  If Thintana Communications, as the holder of the class B ordinary share, ceases to hold at least 5% of the issued and outstanding shares in the capital of Telkom, then the class B ordinary share will be converted into an ordinary share. If the class B ordinary share is converted into an ordinary share, the class A ordinary share will automatically be converted into an ordinary share.

The class A ordinary share and class B ordinary share will automatically be converted into ordinary shares on March 4, 2011 if those shares have not otherwise been converted under Telkom's articles of association before that date.  See "- Significant shareholder".
There are other restrictions on the Government and Thintana Communication's ability to transfer their shares. These restrictions are set out in Telkom's shareholders' agreement and described in Item 7. "Major
Shareholders and Related Party Transactions - Related Party Transactions - Shareholder Arrangements -
Shareholders' Agreement."
Disclosure of Interest in Shares
Pursuant to the South African Companies Act, 61 of 1973, registered shareholders are required at the end of every calendar quarter to disclose to the issuer the identity of each other person who has a beneficial interest in the shares held by the registered holder and the number and class of those shares. Moreover, an issuer of shares may, by notice in writing, require a person who is a registered holder of, or whom the issuer knows or has reasonable cause to believe, has a beneficial interest in, a share issued by the issuer to identify to the issuer the person on whose behalf a share is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of shares are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of shares of that class issued by the issuer together with the extent of those beneficial interests.
Register of Members
Telkom keeps a register of its members, being shareholders whose names have been included in this register, in South Africa. Telkom may keep a branch share register in any foreign country, subject to the approval of the South African Reserve Bank.
General Meetings of Shareholders
Telkom is required by the South African Companies Act, 61 of 1973, to hold an annual general meeting not more than nine months after the end of every financial year and within 15 months after the date of its last preceding annual general meeting. The board may convene a general meeting whenever it thinks fit and must do so on the request of 100 shareholders or of shareholders holding, at the date of request, not less than one-twentieth of shares carrying voting rights.
Telkom is required by the South African Companies Act, 61 of 1973, to provide at least 21 "clear days"
intervening notice for annual general meetings and for general meetings at which special resolutions are proposed, and at least 14 "clear days" intervening notice for all other general meetings. "Clear days" exclude the date on which notice is given and the date on which the meeting is held.
A holder of shares may by notice require Telkom to record an address within South Africa which shall be deemed to be his or her address for the purpose of the service of notices. Telkom's articles of association require notices of general meetings to be in writing and to be given or served on any shareholder either by sending the notice, or a message advising that the notice is available on a website and containing the address of such website by electronic mail or telefacsimile to an electronic mail address or telefacsimile number notified to Telkom for this purpose. Alternatively, the written notice may be given by delivery in person or by sending it through the post, properly addressed, to a shareholder at his or her address shown in the register of shareholders or to a beneficial holder of Telkom's shares at the address which has been disclosed to Telkom and recorded in its register of such disclosures. Notice may be given to any beneficial holder of Telkom's shares who has not disclosed his or her address, electronic mail address or telefacsimile number to Telkom, by publishing that notice or an advertisement that such notice is available on a website, in the South African Government Gazette and any newspaper determined by Telkom's directors. Any notice to shareholders must simultaneously be given to the secretary or other suitable official of any recognized stock exchange on which Telkom's shares are listed in accordance with the requirements of the stock exchange. Every notice shall be deemed to have been received on the date on which it is so delivered and, if it is sent by post, on the day on which it is posted. If it is published in the South African Government Gazette or if it is advertised in the Government Gazette, it is deemed to have been received on the date it appears in the
Government Gazette. If it is sent by electronic mail or telefacsimile, it is deemed to have been sent on the day it is sent or transmitted.
No business may be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. A quorum is at least three shareholders present in person or, in the case of a shareholder which is a company, by representation, and entitled to vote, provided that no quorum will be constituted if the Government or Thintana Communications is not present. If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting will stand adjourned to the same day in the next week, or if that day is a South African public holiday or a Saturday or Sunday, the next succeeding day other than a South African public holiday, Saturday or Sunday, at the same time and place. The quorum at the adjourned meeting shall be three shareholders present in person or by representation. If a quorum at the initial meeting was not established because of the absence of the Government or Thintana Communications, the presence of the absent shareholder is not required to establish a quorum at the adjourned meeting. In order to pass a special resolution, shareholders holding in the aggregate not less than one fourth of the total votes of all shareholders entitled to vote must be present in person or by proxy at the meeting.
At a general meeting, a resolution put to the vote will be decided by a show of hands unless a poll is demanded by:
 •
the chairman;
 •
not less than five shareholders having the right to vote at such meeting; or
 •
a shareholder or shareholders representing not less than one tenth of the total voting rights of all shareholders having the right to vote at the meeting or a shareholder or shareholders entitled to vote and holding in aggregate not less than one tenth of Telkom's issued share capital.
Subject to the rights of the Government and Thintana Communications as significant shareholders described in Item 7. "Major Shareholders and Related Party Transactions - Related Party Transactions -
Shareholder Arrangements - Shareholders' Agreement," resolutions will be carried by a majority of the votes recorded at the meeting except in the case of a special resolution which must be passed either on a show of hands, by not less than three fourths of the number of Telkom's shareholders entitled to vote who are present in person, by proxy or by representation or, where a poll has been demanded, by not less than three fourths of the total votes to which the shareholders present in person, by proxy or by representation are entitled.
Annual Report and Accounts
Telkom's board is required to keep such accounting records and books of account as are prescribed by the
South African Companies Act, 61 of 1973. Generally, no shareholder, other than a director, has any right to inspect any of Telkom's accounting record books, accounts or documents, except that for so long as Thintana
Communications is a significant shareholder, it has the right, at its sole expense, to perform or have performed a financial and/or operations audit of Telkom and its subsidiaries.
The board is required, in respect of each of Telkom's financial years, to prepare annual consolidated financial statements and present them before the annual general meeting.
Pursuant to the Listings Requirements of the JSE, unaudited interim reports must be distributed to all shareholders within three months after the end of the first six months of Telkom's financial year.
Telkom's consolidated financial statements must, in conformity with IFRS, fairly present the state of affairs and business of Telkom and all of its consolidated subsidiaries at the end of the financial year concerned and the profit or loss of Telkom and all of its consolidated subsidiaries for that financial year.

Changes in Capital
Telkom may from time to time by special resolution:
 •
consolidate, divide or sub-divide all or any part of Telkom's issued or unissued capital;
 •
increase or cancel all or any part of Telkom's unissued capital;
 •
convert any of Telkom's shares, whether issued or not, into shares of another class;
 •
convert all or any of Telkom's paid-up shares into stock and reconvert such stock into paid-up shares;
or
 •
convert any shares having a par value into shares having no par value and vice versa.
Telkom may from time to time reduce its issued share capital, share premium, stated capital, reserves and/
or any capital redemption reserve fund with the approval of an ordinary resolution of Telkom's shareholders in a general meeting and a resolution of Telkom's directors. Any increase or reduction in Telkom's issued share capital or that of any of Telkom's subsidiaries must be approved by directors as a reserved matter. See Item 6. "Directors,
Senior Management and Employees - Directors and Senior Management - Reserved Matters."  In addition, any change in Telkom's capital structure is a shareholder reserved matter under the shareholders' agreement, as described more fully in Item 7. "Major Shareholders and Related Party Transactions - Related Party Transactions -
Shareholder Arrangements - Shareholders' Agreement," unless such power is capable of, and has been, delegated to
Telkom's board by a resolution of the shareholders of Telkom.
Variation of Rights
Whenever Telkom's capital is divided into different classes of shares, the rights attached to any class of shares in issue may be varied, modified or abrogated by special resolution, provided that no variation that adversely affects those rights may be made without the written consent or ratification of the holders of three-fourths of the issued shares of that class or a resolution passed in the same manner as a special resolution at a separate general meeting of the holders of such shares.
The affirmative vote or consent of the Government and Thintana Communications, as the case may be, is required for any amendment, alteration or cancellation of any of the provisions of Telkom's memorandum and articles of association that would alter or change the powers, preferences or special rights of the class A ordinary share or class B ordinary share or the holder of the class A ordinary share or class B ordinary share, as the case may be, so as to affect either adversely. Telkom's memorandum and articles of association further require Telkom to obtain written consent from the Government before issuing any securities or amending any existing securities in a manner that would adversely affect the Government's right under a special condition set forth in Telkom's memorandum of association, including the creation of a new class of shares or the amendment of the rights attached to an existing class of shares to provide them with rights superior to or equal to or adversely affecting the rights of
Government under this condition. This special condition provides that Telkom must obtain written consent from the
Government before:
 •
taking any action that would result in Telkom's ceasing to provide telecommunications services under its public switched telecommunications services license in the Republic of South Africa; or
 •
disposing of assets, the effect of which would materially impair Telkom's ability to fulfill its obligation under its public switched telecommunications services license.
The rights conferred upon the holders of the shares of any class will be deemed not to be directly or indirectly adversely affected by the creation or issue of further shares ranking equally with them or the cancellation of any shares of any other class.

Distribution of Assets on Liquidation
If Telkom is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all of Telkom's liabilities and the costs of winding-up shall be distributed among the shareholders in proportion to the numbers of shares held by them, subject to the rights of any shareholders to whom shares have been issued on special conditions and subject to Telkom's right to set-off unpaid capital or premium against the liability, if any, of shareholders. Furthermore, with the authority of a special resolution, the liquidator may divide among the shareholders, in specie or kind, the whole or any part of the assets, whether or not those assets consist of property of one kind or different kinds.
For so long as the Government and Thintana Communications are significant shareholders, any winding up or liquidation of Telkom must be authorized as a board reserved matter. See Item 6. "Directors, Senior Management and Employees  Directors and Senior Management  Reserved Matters."  Any winding up or liquidation of Telkom is also a shareholder reserved matter under the shareholders' agreement as more fully described under Item 7.
"Major Shareholders and Related Party Transactions  Related Party Transactions  Shareholder Arrangements
Shareholders' Agreement."
Purchase of Shares
The South African Companies Act, 61 of 1973, permits loans by a company to its employees, other than directors, for the purpose of purchasing or subscribing for shares of that company or of its holding company.
The procedure for acquisition by a company of its own shares is regulated both by the South African
Companies Act, 61 of 1973, and the Listings Requirements of the JSE. The South African Companies Act, 61 of
1973, provides that a company may, by special resolution, if authorized by its memorandum and articles of association, approve the acquisition of its shares; provided that a company may not make any payment in whatever form to acquire any share issued by that company if there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its debts or if the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company. The South African Companies
Act, 61 of 1973, also provides that:
 •
a subsidiary may acquire up to a maximum of 10% in the aggregate of the number of issued shares of its holding company, or parent company; and
 •
a company may make payments to its shareholders if authorized by its memorandum and articles of association, subject to the provisions referred to above relating to its ability to pay debts and solvency.
Under South African law and the Listings Requirements of the JSE, the shareholders in a general meeting may approve a specific acquisition by the company of its issued shares or grant the company a general authority to acquire its issued shares by way of a renewable mandate which is valid until the company's next annual general meeting, provided that such authority may not extend beyond 15 months from the date of the granting of the general authority. The general authority is subject to, among other things, the following:
 •
the acquisition of ordinary shares must be on the "open market" of the JSE;
 •
the number of ordinary shares that may be acquired pursuant to the general authority may not, in the aggregate, exceed 20% of Telkom's issued share capital in any one financial year; and
 •
the ordinary shares may not be acquired at a price that is more than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which the acquisition is agreed.
As of the date hereof, the shareholders of Telkom have not granted Telkom or its subsidiaries a general authority to acquire Telkom's issued and outstanding ordinary shares.  At Telkom's annual general meeting scheduled for August 27, 2003, the shareholders of Telkom will be asked to approve a special resolution to authorize

<

Telkom or a subsidiary of Telkom to acquire ordinary shares in the issued share capital of Telkom from time to time, upon such terms and conditions and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide, but always subject to the Companies Act, 61 of 1973, as amended, and the listing requirements from time to time of the JSE, which general approval shall endure until the following annual general meeting of
Telkom.
Directors
Pursuant to Telkom's articles of association, the Government and Thintana Communications, for so long as they hold the class A ordinary share and the class B ordinary share, respectively, are entitled to appoint directors based on the percentage of the issued ordinary shares owned by them as follows:
 •
if either shareholder owns at least 25% of the issued ordinary shares, it has the right to appoint five directors, including two executive directors;
 •
if either shareholder owns at least 20%, but less than 25% of the issued ordinary shares, it has the right to appoint four directors, including, in the case of Thintana Communications, two executive directors and, in the case of the Government, one executive director;
 •
if either shareholder owns at least 15%, but less than 20% of the issued ordinary shares, it has the right to appoint three directors, including, in the case of Thintana Communications, two executive directors and, in the case of the Government, three non-executive directors;
 •
if either shareholder owns at least 10%, but less than 15% of the issued ordinary shares, it has the right to appoint two directors, including, in the case of Thintana Communications, two executive directors and, in the case of the Government, two non-executive directors; and
 •
if either shareholder owns at least 5%, but less than 10% of the issued ordinary shares, it has the right to appoint one director, including, in the case of Thintana Communications, one executive director and, in the case of the Government, one non-executive director.
Neither the Government nor Thintana Communications will have the right to appoint more than five directors, regardless of their share ownership.
The remaining directors, if any, other than Telkom's chief executive officer who is appointed by Telkom's board of directors, may be appointed by a general meeting. A general meeting is not entitled to fill a vacancy of a director appointed by the Government or Thintana Communications, as holders of the class A ordinary share and the class B ordinary share, respectively.
At each of Telkom's annual general meetings, at least one third of Telkom's directors appointed by a general meeting, excluding executive directors, directors appointed by the Government and Thintana
Communications and any directors appointed by the directors after the conclusion of Telkom's preceding annual general meeting, are required to retire from office but are eligible for reelection. The directors to retire are those who have been longest in office or, as between directors appointed by a general meeting who have been in office for an equal length of time, in the absence of agreement, determined by lot. If, after such retirements, there would remain in office any director appointed by a general meeting who would have held office for three years since his last election, he shall also retire at such annual general meeting. In addition, those directors appointed by a general meeting since the last annual general meeting are required to retire from office. A retiring director is eligible for reelection. Directors appointed by the Government or Thintana Communications, as the case may be, can be removed and replaced at any time upon receipt by Telkom of written notice from the Government or Thintana
Communications, as the case may be.

/div>

The remuneration of Telkom's directors shall be determined from time to time by its directors, taking into account the recommendations of the remuneration committee appointed by Telkom's directors. Telkom's directors shall be paid all their traveling and other expenses properly incurred by them in the execution of their duties in or about Telkom's business, which are approved or ratified by Telkom's directors.
Any director who serves on any committee, devotes special attention to Telkom's business, goes or resides outside of the Republic of South Africa for any of Telkom's purposes, or performs any services that are outside the scope of ordinary duties of a director, may be paid such extra remuneration or allowances as Telkom's directors, excluding the director in question, may determine.
Telkom's articles of association provide that a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he or she has a material interest, other than by virtue of his or her interest in securities in Telkom and in certain other limited circumstances. A director may not be counted in the quorum of a meeting in relation to any resolution in which he or she is not permitted to vote.
The directors are not obliged to hold any qualification shares.
Telkom's articles of association grant a director appointed by the Government and/or Thintana
Communications the right, for so long as they are significant shareholders, to nominate certain of the directors that
Telkom is entitled to appoint to the boards of directors of its subsidiaries and Vodacom. These rights are the same as those contained in the shareholders' agreement referred to under Item 7. "Major Shareholders and Related Party
Transactions - Related Party Transactions - Shareholder Arrangements - Shareholders' Agreement."
If the class A ordinary share and/or class B ordinary share are converted into ordinary shares, the rights of the Government and/or Thintana Communications as holders of the class A ordinary share and class B ordinary share, respectively, including their rights of appointment of directors to Telkom's board of directors and the boards of directors of Telkom's subsidiaries and Vodacom, will be terminated.
Borrowing Powers
The directors may exercise all of Telkom's powers to borrow money and to mortgage or encumber
Telkom's property or any part thereof and to issue debentures, whether secured or unsecured, whether outright or as security for any debt, liability or obligation of Telkom or of any third party. For this purpose, the borrowing powers of the directors are unlimited. Telkom's borrowing powers have not been exceeded during the past three years.
Telkom's borrowing powers are unlimited.
Non-South African Shareholders
Other than as described under "- Major Shareholders and Related Party Transactions."  there are no limitations in Telkom's memorandum or articles of association on the right of non-South African shareholders to hold or exercise voting rights attaching to any of its ordinary shares.
Rights of Minority Shareholders and Fiduciary Duties
Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under provisions in the South African Companies Act, 61 of 1973, a shareholder may, under certain circumstances, seek relief from the court if the shareholder has been unfairly prejudiced. These provisions are designed to provide relief for oppressed shareholders without necessarily overruling the majority's decision. There may also be common law and statutory personal actions available to a shareholder of a company.
The fiduciary obligations of directors may differ from those in the United States and certain other countries.
Under South African law, the directors of a company are required to adhere to and act in accordance with two main fiduciary duties, the duty to act in the best interests of the company and the duty to act with due care and skill. The fiduciary duty to act in the best interests of the company includes a duty that the directors must avoid a conflict between their personal interests and the interests of the company, prohibits the directors from using their fiduciary position for personal benefit, prohibits the directors from exceeding the powers of the company and prohibits the directors from exercising any power for an improper or collateral purpose. The fiduciary duty to act with due care and skill includes the requirement that the directors must not act negligently, fraudulently or recklessly and must exercise judgment as to what is in the best interests of the company. South African law provides for personal liability of directors if they conduct the business of the company fraudulently or recklessly. Under Delaware law, the fiduciary duties of directors consist of the duty of care, the duty of loyalty and the duty of disclosure. The fiduciary duty of care requires directors to inform themselves of all material information reasonably available to them prior to making a business decision. The fiduciary duty of loyalty prohibits directors from using their position of trust and confidence to further their private interests. The fiduciary duty of disclosure requires directors to disclose to stockholders all material facts germane to a transaction involving stockholder approval.
Statement by the JSE
When considering the application for listing by Telkom, and in particular the provisions of Telkom's articles of association, the JSE, as well as ensuring that Telkom's articles of association complied with the specific requirements of the JSE Listings Requirements, gave considerable attention to the rights being afforded to the holders of the class A ordinary share and class B ordinary share in those articles of association in preference to other shareholders.
The JSE believes in the fundamental principle of shareholders having rights in proportion to their actual shareholding in a company. As a consequence, the JSE is averse to any provision in the articles of association which is contrary to this principle and which affords rights (voting, economic or otherwise) to particular shareholders without those same rights being afforded to all shareholders. The JSE also believes strongly in the independence of directors and that the articles should not entrench the rights of certain shareholders to appoint or remove directors nominated by themselves. The JSE further supports the ideals and principles of good corporate governance as detailed in the South African King Code of Corporate Practices and Conduct, 2002.
Shareholders' attention is drawn to the fact that the Government and Thintana Communications, in concluding an agreement between themselves, have deemed it necessary to include in Telkom's articles of association through the mechanism of the class A ordinary share and class B ordinary share, certain provisions protecting their rights which are contrary to the abovementioned principles.  These provisions are more fully dealt with under Item 6.  "Directors, Senior Management and Employees" and Item 7. "Major Shareholders and Related
Party Transactions," which effectively limit a shareholder's ability to influence any decision on the reserved matters.
The JSE has agreed to accept Telkom's articles of association and their approval for the listing in recognition of factors which are unique to the listing of Telkom, such as:
 •
it being a major privatization of state assets;
 •
the national interest;
 •
the existence since 1997 of a binding agreement between the Government and Thintana
Communications; and
 •
the consequences for the future prospects of South Africa's privatization process should the listing not take place.
This is subject to the overriding "sunset" provision in terms of which extraordinary rights will automatically lapse on March 4, 2011 or the Government or Thintana Communications ceasing to be a significant shareholder, whichever event occurs first.

Comparison of Shareholders' Rights Under South African and Delaware Law
The following describes some of the material differences between the rights of shareholders under South
African and Delaware law.
Voting rights, generally
South Africa
Under South African law, every shareholder in a public company has a vote in respect of the shares held by such shareholder in the issued share capital of the company. The number of votes exercisable by that shareholder is that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by that shareholder bears to the total amount of the nominal value of all the shares in the company. Any shareholder of a company entitled to attend and vote at a meeting of the company is entitled to appoint another person or persons, whether a member or not, to act for such shareholder by proxy.
Delaware
Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by the stockholder, unless otherwise provided in the certificate of incorporation of the company. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for the stockholder by proxy for up to three years from its date, or for a longer period if the proxy specifically provides.
Preemptive rights
South Africa
Under South African law, no shareholder shall have preemptive rights to purchase additional securities of a company unless the organizational documents of the company expressly grant preemptive rights. However, the
Listings Requirements of the JSE require that unissued ordinary shares of a company listed on the JSE be offered first to existing shareholders in proportion to their holdings of shares of a listed company unless the shares are issued for the acquisition of assets. See this Item "- Memorandum and Articles of Association - Issue of Additional Shares
and Preemption Rights."
Delaware
Delaware law provides that no stockholder shall have preemptive rights to purchase additional securities of the company unless the certificate of incorporation of the company expressly grants these rights.
Cumulative voting
Cumulative voting is a system for electing directors whereby the number of votes a shareholder is entitled to vote in an election of directors equals the number of shares held by the shareholder multiplied by the number of open directorships. Under cumulative voting, a shareholder may cast all or any number of the shareholder's votes for a single candidate or for any number of candidates.
South Africa
Under South African law, shareholders do not have the right to elect directors by cumulative voting. The number of votes that a shareholder may cast in respect of the appointment of each individual director equals the number of votes generally exercisable by that shareholder. South African law provides that at a general meeting of a company, a motion for the appointment of two or more persons as directors of the company by a single resolution shall not be moved, unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it.

Delaware
Under Delaware law, stockholders do not have the right to elect directors by cumulative vote unless the right is granted in the company's certificate of incorporation.
Shareholder approval of corporate matters by written consent
South Africa
Under South African law, any action required to be taken at any annual or other general meeting of a company, other than actions requiring a special resolution, may be taken without a meeting, without prior notice and without a formal vote, if the required written consent setting forth that action to be taken and waiving the required prior notice is signed by all shareholders.
Delaware
Under Delaware law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior written notice and without a vote, if a written consent setting forth the action to be taken is signed by the number of holders of outstanding stock that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted, unless otherwise provided in the certificate of incorporation of the company. Prompt notice of the taking of any action by less than unanimous consent must be given to shareholders who did not consent to the action.
Anti-takeover provisions
South Africa
Under the South African Companies Act, 61 of 1973, the South African Securities Regulation Panel, or
SRP, regulates certain transactions and schemes aimed at the take-over of companies such as Telkom in order to ensure the equal treatment of shareholders. For this purpose, the SRP has promulgated a code, which is loosely based on the U.K. City Code on Take-Overs and Mergers, setting out general principles and specific rules regulating take-overs and mergers. The SRP requires that a mandatory offer be made to shareholders, at specified prices, in circumstances where:
 •
the offeror acquires more than 35% of the votes exercisable at a general meeting of a company, if the offeror, prior to the acquisition, held less than 35% of such votes; or
 •
the offeror acquires more than 5% of such votes during any twelve month period, if the offeror, prior to the acquisition, held more than 35%, but less than 50% of such votes.
The SRP code also sets out comprehensive rules regulating the procedures to be followed and the manner in which the offer should be made. In addition, under the JSE Listings Requirements, a company listed on the JSE is required to obtain shareholder approval for any transaction between that company and a "material" shareholder if the JSE considers that shareholder to have a significant interest in or influence over the company. A "material"
shareholder is any person who is or within twelve months preceding the date of the transaction was entitled to exercise or controls the exercise of 10% or more of the votes permitted to be cast at a general meeting of the company.
Delaware
Delaware law contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the company.

Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a company or a subsidiary with an interested stockholder that beneficially owns 15% or more of a company's voting stock, within three years after the person becomes an interested stockholder, unless:
 •
the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;
 •
after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the company not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or
 •
after the person becomes an interested stockholder, the business combination is approved by the board of directors of the company and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.
A Delaware company may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the company or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the company. This amendment is not effective until twelve months following its adoption.
Shareholder access to and inspection of corporate records
South Africa
According to South African law, the register of members of a company is open to inspection by any shareholder or his or her duly authorized agent. Any person may apply to a company for a copy of or extract from the register of shareholders, and the company shall either furnish such copy or extract or afford such person adequate facilities for making such copy or extract. If access to the register of shareholders for the purpose of making any inspection or any copy or extract or facilities for making any copy or extract is refused or not granted or furnished within fourteen days after a written request to that effect has been delivered to the company, the company, and any director or officer of the company who knowingly is a party to the refusal or default, shall be guilty of an offense. The person denied access may apply to court for relief.
Delaware
Delaware law allows any stockholder to inspect and make copies of the stock ledger and the other books and records of a Delaware company for a purpose reasonably related to that person's interest as a stockholder. If the company refuses to permit an inspection or does not reply to the demand within five business days, the stockholder may apply to the Delaware Court of Chancery for an order to compel the inspection.
Duties of directors and officers
South Africa
According to South African law, the business and affairs of every company are managed by the board of directors as provided in the company's organizational documents. The board of directors shall consist of one or more members, each of whom shall be a natural person. The actual number of directors shall be fixed by the company's organizational documents. Directors need not be shareholders unless required by the organizational documents. The organizational documents may prescribe other qualifications for directors as well.
According to South African law, a public company such as Telkom is required to appoint a company secretary and a public officer. In addition, a public company may appoint further officers in accordance with its organizational documents with such titles and duties as may be set out in the organizational documents or as may be determined by the company. Any share certificates signed by two directors of the company, or one director and one other officer of the company authorized by the directors for such purpose, evidences title to the shares concerned.
The duties of the company secretary of a company include ensuring that minutes of all shareholders' meetings, directors' meetings and meetings of any board committees are properly recorded.
Delaware
According to Delaware law, the business and affairs of every company are managed by the board of directors as provided in the company's certificate of incorporation. The board of directors consists of one or more members, each of whom is a natural person. The actual number of directors shall be fixed by the company's bylaws or in its certificate of incorporation. Directors need not be stockholders unless required by the bylaws or certificate of incorporation. The bylaws or certificate of incorporation may prescribe other qualifications for directors as well.
Delaware law also requires every company to have officers with titles and duties as are stated in the bylaws or in a resolution of the board of directors, which is not inconsistent with the bylaws and as may be necessary to enable the company to sign instruments and stock certificates. One of the officers shall have the duty to record the proceedings of the meetings of the stockholders and directors. Officers are chosen in the manner and hold their offices for the terms prescribed by the bylaws or determined by the board of directors or other governing body.
Meetings
South Africa
South African law requires every company to hold an annual general meeting not more than nine months after the end of every financial year of the company and within not more than fifteen months after the date of the last annual general meeting of the company. If for any reason an annual general meeting of the company is not or cannot be held in this manner, the South African Registrar of Companies may, on application by the company or any shareholder or its or legal representative, call or direct the calling of a general meeting of the company which shall be deemed to be an annual general meeting. South African law requires that the annual financial statements of the company as well as group financial statements be considered at the annual general meeting. Furthermore, the company's auditor must be appointed at the annual general meeting and the meeting must address the business which is required to be dealt with pursuant to the organizational documents of the company. Directors are appointed by a general meeting, unless otherwise provided in the organizational documents of the company. The JSE Listings
Requirements require that the appointment of a director to fill a casual vacancy or as an addition to the board must be confirmed at the next annual general meeting of the company.
General meetings of the company may, except insofar as is otherwise provided in the organizational documents of the company, be called by the board of directors in accordance with the organizational documents of the company or by two or more shareholders holding not less than one tenth of its issued share capital.
Delaware
Under Delaware law, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of the stockholders shall be held for the election of directors on a date and at a time designated by the company's bylaws. Stockholders may, unless the certificate of incorporation provides otherwise, act by written consent to elect directors. In addition, any other proper business may be transacted at the annual meeting. If an annual meeting is not held within 30 days of the date designated for such a meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any shareholder or director.
Delaware law also permits special meetings of shareholders to be called by the board of directors and by other persons authorized to do so by the company's certificate of incorporation or bylaws.

Dividends
South Africa
Under South African law, a company may make payments to its shareholders if authorized thereto by its organizational documents. A company may not make any payment, in whatever form, to its shareholders if there are reasonable grounds for believing that:
 •
the company is or would, after the payment, be unable to pay its debts as they become due in the ordinary course of business; or
 •
the consolidated assets of the company fairly valued, after the payment, would be less than the consolidated liabilities of the company.
Delaware
Under Delaware law, the directors of a company may declare and pay dividends out of surplus or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, subject to any restrictions in the company's certificate of incorporation. Dividends may not be paid out of net profits if, after payment of the dividend, the capital of the company would be less than the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.
Repurchase or redemption of shares
South Africa
South African law provides that a company may, by special resolution, if authorized by its memorandum and articles of association, repurchase or redeem its shares; provided that a company shall not make any payment to repurchase any shares issued by the company if there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its debts or if the consolidated assets of the company would, after the payment, be less than the consolidated liabilities of the company.
Delaware
Delaware law permits a company to repurchase or redeem its shares, provided, however, that no company shall do so when the capital of the company is impaired or when the purchase or redemption would cause any impairment of the capital of the company, except that a company may purchase or redeem out of its capital any of its own shares which are entitled upon any distribution of the company's assets, whether by dividend or liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if the shares will be retired upon their acquisition and the capital of the company reduced in accordance with Delaware law.
Limitations of liability of directors
South Africa
Under South African law, any provision, whether contained in the organizational documents of a company or in any contract with a company, that purports to exempt any director or officer of the company from any liability which by law would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which the person may  be guilty in relation to the company or to indemnify the person against any such liability is void. A company may, however, indemnify a director or officer as described in this Item
" Indemnification of officers and directors  South Africa."  If, in any proceedings for negligence, default, breach of duty or breach of trust against any director or officer of a company, it appears to the court that the person concerned is or may be liable, but that the person has acted honestly and reasonably, and that, considering all facts and circumstances of the case, including those concerned with the person's appointment, the person ought fairly to be excused for the wrongdoing, the court may relieve the person, either wholly or partly, from liability on terms determined by the court.
Delaware
Delaware law permits a company to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the company or its shareholders for damages for breach of the director's fiduciary duty, provided that a director's liability shall not be limited:
 •
for any breach of the director's duty of loyalty to the company or its shareholders;
 •
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
 •
under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemption; or
 •
for any transaction from which the director derived an improper personal benefit.
Indemnification of officers and directors
South Africa
Under South African law, the organizational documents of a company may contain a provision indemnifying any director or officer or auditor in respect of any liability incurred by such person in defending any proceedings, whether civil or criminal, in which judgment is given in the person's favor, in which the person is acquitted or the proceedings are abandoned or in connection with any application in which the court relieves the person from liability on the basis that the person acted honestly and reasonably and that the person ought fairly to be excused for negligence, default, breach of duty or breach of trust.
Delaware
Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a company's stockholders in its name, a company may indemnify any individual who is made a party to any third-
party suit or proceeding on account of being a director, officer, employee or agent of the company against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement reasonably incurred by the officer or director in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the individual:
 •
acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the company or, in some circumstances, at least not opposed to its best interests;
and
 •
in a criminal proceeding, had no reasonable cause to believe the officer's or director's conduct was unlawful.
To the extent a director, officer, employee or agent is successful in the defense of the action, suit or proceeding, the company is required by Delaware law to indemnify the individual for reasonable expenses incurred thereby.
Material Contracts
See Item 4. "Information on the Company - Business Overview - Fixed-line Communications - Fees and tariffs - Interconnection tariffs" and Item 7. "Major Shareholders and Related Party Transactions" for certain material agreements we have entered into.

EXCHANGE CONTROLS
The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all of the exchange control regulations and does not cover exchange control consequences that depend upon your particular circumstances. We recommend that you consult your own advisor about the exchange control consequences in your particular situation. The discussion in this section is based on current South African laws and regulations. Changes in laws may alter the exchange control provisions that apply to you, possibly on a retroactive basis.
Introduction
Dealing in foreign currency, the export of capital and/or revenue, incurring of liabilities by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations. The South African exchange control regulations form part of the general monetary policy of South Africa. The regulations are issued pursuant to section 9 of the Currency and Exchanges Act, 9 of
1933. Pursuant to the regulations, the control over South African capital and/or revenue reserves, as well as their accruals and spending, is vested in the Minister of Finance.
The Minister of Finance has delegated the administration of exchange controls to the Exchange Control
Department of the South African Reserve Bank, or Excon, which is responsible for the day to day administration and functioning of exchange controls. Excon has wide discretion but exercises its powers within certain policy guidelines. Within prescribed limits, authorized dealers in foreign exchange are permitted to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, which rulings are issued by Excon, as the delegatee of the
Minister of Finance, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, pursuant to the rulings, to deal in South African assets and to invest and disinvest in South Africa.
The Republic of South Africa's exchange control regulations provide for restrictions on exporting capital from the Common Monetary Area, consisting of the Republic of South Africa, the Republic of Namibia, and the
Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area, on the one hand, including companies, and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations.
There are many inherent disadvantages of exchange controls including the distortion of the price mechanism, the problems encountered in the application of monetary policy, the detrimental effects on inward foreign investment and the administrative costs associated therewith. The South African Minister of Finance has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. There has, since 1996, been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.
The present exchange control system in South Africa is used principally to control capital movements.
South African companies are not permitted to maintain foreign bank accounts and, without the approval of Excon, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of Excon prior to raising foreign funding on the strength of their
South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a company is designated an affected person by the South African Reserve Bank, and certain restrictions are placed on its ability to obtain local financial assistance. Telkom is not, and has never been, designated an affected person by the South African Reserve Bank.

Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of Excon, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations to Excon on an annual basis. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted.
Although exchange controls have been gradually relaxed since 1996, unlimited outward transfers of capital are not permitted at this stage. It is not possible to predict when existing exchange controls will be abolished or modified by the South African Government in the future, although the Minister of Finance, in his budget speech on
February 26, 2003, has, in line with the Government's stated objectives, announced further relaxation of the current exchange controls effective May 1, 2003.  Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:
 •
companies wishing to invest in countries outside the Common Monetary Area may, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted company's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the company then uses to acquire the target investment. Since February
2001, institutional investors are no longer entitled to make use of the asset swap mechanism but are, however, entitled to acquire foreign portfolio investments of up to 10% of their net inflow of funds during the 2000 calendar year. In his budget speech on February 26, 2003, the Minister of Finance stated that institutional investors will now be entitled to invest either 15% or 20%, depending on the type of institutional investor, of total assets in foreign investments;
 •
companies wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R2 billion, effective October 2002, per new investment to finance approved new investments in Africa. However, the approval of Excon is required in advance. On application to Excon, companies are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits. In addition, South African companies may utilize part of their cash holdings in South Africa to repay up to 10% of outstanding foreign debt raised to finance foreign investments, provided the facility is for a minimum period of two years. In his budget speech on
February 26, 2003, the Minister of Finance stated that the amount of R500 million which companies were permitted to transfer for investments outside of South Africa will increase to R1 billion; and
 •
remittance of directors' fees payable to persons permanently resident outside the Common Monetary
Area may be approved by authorized dealers, pursuant to the rulings.
Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.
Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds are blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:
 •
blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
 •
securities listed on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of Excon. Authorized dealers must at all times be able to demonstrate that listed securities or financial instruments which are dematerialized or immobilized in a central securities depositary are being held subject to the control of the authorized dealer concerned;

 •
mutual funds units; or
 •
the South African Futures Exchange.
Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Capitalization shares and dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. The Minister of Finance stated on February 26, 2003 that emigrants' blocked assets are to be unwound and such emigrants are entitled, on application to Excon and subject to an exiting schedule and an exit charge of 10% of the amounts exceeding R750,000, to exit such blocked assets from
South Africa.  Amounts up to R750,000 are eligible for exiting without charge.
Further Steps in Exchange Control Liberalization
The Government has announced its intention to remain committed to a gradual approach to exchange control liberalization. Part of this process of gradual exchange control liberalization and financial sector strengthening is the shift to a system of prudential regulation.  Prudential regulations are applied internationally to protect policyholders and pensioners from excessive risk, and typically include restrictions on foreign asset holdings. Institutional investors will be allowed to invest, on approval, up to existing foreign asset limits. These foreign asset limits are 15 per cent of total assets for long term insurers, pension funds and fund managers and 20 per cent of total assets for unit trust companies.  The previous restriction based on 10 per cent of the prior year's net inflow of funds will no longer apply.  The Exchange Control Department of the South African Reserve Bank
reserves the right to stagger transfer of such funds in the interest of overall financial stability.  The new dispensation became operational May 1, 2003.
The global expansion by South African firms holds significant benefits for the economy, including expanded market access, increased exports and improved competitiveness.  In October 2002, the exchange control allowance for foreign direct investment into Africa was increased from R750 million to R2 billion, in line with
South Africa's commitment to the New Partnership for Africa's Development, or NEPAD.  In order to facilitate global expansion of South African companies from a domestic base, the exchange control allowances for direct investment outside of Africa was increased from R500 million to R1 billion.
It is anticipated that the global expansion by South African firms should result in inflows from dividends and other income earned.  The current tax and exchange control dispensation presents a disincentive for the repatriation of dividends and income.  Accordingly, it is proposed that dividends repatriated from foreign subsidiaries should be eligible for an exchange control credit, which will allow them to be re-exported, upon application, for approved foreign direct investments.  This change will be synchronized with the removal of the foreign dividends tax, where the taxpayer has a meaningful say in the foreign subsidiary paying the dividend.
Foreign Exchange Control Amnesty and Accommodating Tax Treatment
The Government has announced an amnesty program with respect to foreign assets in terms of both the exchange control regulations and the Income Tax Act.  The window period for filing for amnesty relief will run from May 1, 2003 to October 31, 2003. Individuals filing for the accommodating exchange control relief will be released from all civil penalties and criminal liabilities stemming from the illegal shifting of funds offshore in contravention of exchange controls on or before February 28, 2002.  Individuals filing for income tax amnesty relief will be released from all income taxes, interest, civil penalty and criminal penalties stemming from the failure to disclose gross income or capital gains from foreign sources arising on or before February 28, 2002. In return, individuals filing for exchange control amnesty are subject to a 5 per cent exchange control charge on funds repatriated back to South Africa, or a 10 per cent charge on a any foreign assets remaining offshore.  A zero per cent charge will apply for all assets that can be held legally offshore under the normal exchange control limits.  Any individual can apply for relief unless an enforcement investigation has been initiated against him or her.

A system of exchange control allowances for the export of funds when persons emigrate has been in place in South Africa for a number of decades. Emigrants' funds in excess of the emigration allowance were placed in
"emigrants' blocked accounts" in order to preserve foreign reserves.  These blocked assets are now being unwound.
The following new dispensation currently apply:
 •
The distinction between the settling-in allowance for emigrants and the private individual foreign investment allowance for residents is to fall away and there will now be a common foreign allowance for both residents and emigrants of R750,000 per individual (or R1,5 million in respect of family units).
 •
Amounts up to R750,000 (inclusive of amounts already exited) will be eligible for exiting without charge.  Holders of blocked assets wishing to exit more than R750,000 (inclusive of amounts already exited) must apply to the Exchange Control Department of the South African Reserve Bank to do so.
Approval will be subject to an exiting schedule and an exit charge of 10 per cent of the amount.  The same dispensation will apply for new emigrants.
The South African Reserve Bank has announced its intention to adjust various other limits pertaining to travel, study, gift, maintenance and alimony allowances.

Sales of Shares
Under present regulations, our ordinary shares and ADSs are freely transferable outside the Common
Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-
resident."
Dividends
Other than non-cash dividends and dividends of a capital nature, which require specific Excon approval, dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable. See Item 3 "Dividends and Dividend Policy".
Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement. Subject to exceptions provided in the deposit agreement, cash dividends paid in
Rand will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses. See
Item 3 "Dividends and Dividend Policy" .
Shareholders who are not residents of the Common Monetary Area who are in receipt of scrip dividends and who elect to dispose of the relevant shares, may remit the proceeds arising from the sale of the relevant shares.
TAXATION
The following is a summary of the material South African and US tax consequences in connection with the acquisition, ownership and disposition of Telkom's ordinary shares and ADSs. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire purchase, own or dispose of Telkom's shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. This discussion is only a general discussion; it is not a substitute for tax advice. We believe and the summary assumes that we are not and will not become a foreign personal holding company ("FPHC") for US federal income tax purposes, but there can be no assurance that we will not become a FPHC in the future.

We recommend that you consult your own tax advisor about the consequences of holding Telkom's ordinary shares or ADSs, as applicable, in your particular situation. The discussion in this section is based on current law. Changes in laws may alter the tax treatment of Telkom's ordinary shares or ADSs, as applicable, possibly on a retroactive basis.
South African Tax Matters
Withholding tax on dividends
Effective October 1, 1995, the Republic of South Africa repealed all legislation imposing any withholding tax on dividends. Accordingly, we are not obliged to withhold any tax on dividends paid by us to our shareholders whether or not such shareholder is resident in the Republic of South Africa. Any future decision to re-impose a withholding tax on dividends declared by South African residents to non-resident shareholders is generally permissible under the terms of a reciprocal tax treaty entered into between the Republic of South Africa and the
United States in 1997. That treaty, however, provides that any withholding tax introduced in the future shall be limited to:
 •
5% of the gross amount of the dividends declared, provided that the beneficial owner of the shares on which the relevant dividends are declared is a company holding at least 10% of the voting stock of the relevant company declaring such dividend; and
 •
15% of the gross amount of the dividends declared by the relevant company in all other cases.
Although no withholding tax is payable on dividends declared by a South African resident, South Africa has a secondary tax on companies, or STC, which is 12.5% of the net amount of the dividend. Although the STC is the liability of the South African resident company which declares the dividend, it would reduce the amount available for distribution. See this Item "- Secondary tax on companies" .
Income taxes relating to shareholders
In principle, South African residents are taxed on their worldwide income regardless of the source thereof.
Non-residents are, subject to certain exemptions, taxed in relation to income derived from a source within or deemed to be within the Republic of South Africa. These exceptions include normal dividends received from South African companies, such as Telkom; interest received from certain sources, including stocks or securities issued by the government, provided the non-resident is not a resident in a neighboring country, was physically absent from South
Africa for at least 183 days during the particular year and does not carry on a business in South Africa; and interest received where the non-resident meets certain requirements regarding physical absence from South Africa, is not a resident of any of the countries in the common monetary area and does not carry on a trade in South Africa.
Under South African tax law, a natural person is deemed to be a resident if the person is ordinarily resident in the Republic of South Africa or, if not ordinarily resident during any particular year of assessment for tax purposes, the person was physically present in the Republic of South Africa for certain prescribed periods in the three years prior to and during the tax year in question. Non-natural persons, including companies and trusts, are deemed to be resident in the Republic of South Africa for tax purposes if they were incorporated or formed in the
Republic of South Africa or have their place of effective management in the Republic of South Africa.
Generally, income tax is payable on the profits derived from the disposal of shares in a South African company by residents of the Republic of South Africa if the profits derived from such disposal are of a revenue nature as opposed to a capital nature. Essentially, a profit is viewed as being of a revenue nature if it is made pursuant to the operation of a business or scheme of profit making and not incidentally or as a result of a mere realization of a share held for long-term investment purposes. In determining whether the income derived from the disposal of such shares is of a capital or revenue nature, the South African tax authorities and courts look at, among other things, the intention of the holder of the shares to determine whether the disposal gave rise to a capital or a revenue profit. Currently profits derived from the disposal of South African shares held as long-term investments are generally regarded to be profits of a capital nature and are not subject to South African income tax; however, please see this Item "- Capital gains tax"  for a discussion of the imposition of capital gains tax. The distribution of profits by way of dividends paid by a South African resident company, such as Telkom, in the ordinary course, is not deductible by the company and is exempt from South African taxation for the recipient.
If a non-resident shareholder trades in South African shares, such non-resident shareholder would be subject to South African income tax if the proceeds from the disposal would be seen as being from a South African source, which would generally be the case where the trading activities take place in South Africa.
To the extent that any share is acquired at a discount to market price, there is a risk that the relevant discount could be regarded as an income tax taxable benefit in the hands of the relevant shareholder if that shareholder is an employee or director of Telkom and that share was acquired from Telkom, its associated institutions or a third party by arrangement with it, or if that shareholder is an employee of the Government of the
Republic of South Africa and that share was acquired from the Government, its associated institutions or a third party by arrangement with it.
Should a non-resident be subject to South African tax pursuant to the South African legislation, the tax treaty between South Africa and the United States may provide such non-resident with tax relief. The tax treaty between South Africa and the United States provides that profits of an enterprise of a US resident shall only be taxed in South Africa if such US resident carries on a business in South Africa through a permanent establishment situated in South Africa. Thus if South Africa has taxing rights to any profits generated by the disposal of shares by a US resident to the extent that such US resident carries on business through a permanent establishment in South Africa and the share dealing activities form part of such permanent establishment's business, the US resident will, in principle, be taxed on the profits of the disposal to the extent that such profits are from a source within or deemed to be within South Africa.
Income taxes
As discussed above, income tax is levied in the Republic of South Africa only on income which is classified to be of a revenue nature. South African companies are subject to corporate income tax of 30% of their taxable income. See also this Item "- Secondary tax on companies" .
Capital gains tax
Capital gains tax was introduced into the South African taxation system with effect from October 1, 2001.
Capital gains tax was introduced by way of an amendment to the South African Income Tax Act, 58 of 1962, to
incorporate therein a substantive new schedule known as the Eighth Schedule. The relevant capital gains tax rates are summarized in the table below.
Capital gains tax is imposed on certain capital gains arising from the disposal or deemed disposal of an asset and a prescribed portion of the capital gain, as set out in the table below, will be included in a taxpayer's taxable income. An asset is very broadly defined in the legislation and includes shares in a South African company.
If, however, the profits of the disposal were subject to income tax, no capital gains tax liability would arise.
Capital gains or losses are calculated separately with respect to each asset disposed of and then aggregated to ultimately calculate the taxpayer's total taxable capital gain or loss. Each capital gain is determined by deducting from the proceeds accruing to the taxpayer from the relevant disposal, the base cost of the asset and each portion of the proceeds already subject to income tax. The base cost includes all direct costs in respect of the acquisition, improvement and disposal of the asset. The net capital gain, in the case of natural persons only, is reduced by an annual exclusion of R10,000.

The following table sets out the prescribed portion of a capital gain that would be included in a taxpayers'
taxable income, the normal tax rates applicable to taxpayers and, consequently, the effective rate at which capital gains are taxed:
Type of taxpayer
Prescribed portion
of the capital gain
included in taxable
income expressed
as a percentage
(%)
Statutory
income tax rate
(%)
Effective rate
(%)
Individuals

25
0-40
0-10
Retirement
funds

n/a
n/a
n/a
Trusts

  Special

25

0-40

0-10
  Other

50

40

20
Life
assurers

  Individual policyholder fund

25

30

7.5
  Company policyholder fund

50

30

15
  Corporate fund

50

30

15
  Untaxed policyholder fund

0

0

0
Companies

50
30
15
Permanent establishments (branches)

50
35
17.5
Small business corporations

50

15-30

7.5-15
Employment
companies

50
35
17.5
Collective investment schemes

0-50

0-30

0-15

The legislation makes provision, in certain circumstances, for a set-off of capital losses against capital gains and a carry forward of capital losses.
To the extent a non-resident makes a capital gain on the disposal of shares, such gain will be taxed in South
Africa if the shares form part of the assets of a permanent establishment through which trade is carried on in South
Africa. Capital gains tax applies where a non-resident, alone or with any connected person, holds at least 20% of the equity of a company or other entity and 80% or more of the non-trading assets of such company or other entity such as Telkom comprise immovable property located in South Africa. However, pursuant to the tax treaty between
South Africa and the United States, South Africa only has taxing rights to the extent that the shares disposed of form part of the business property of a permanent establishment in South Africa.
Stamp duty
South African stamp duty, or uncertificated securities tax in an electronic environment, is payable by companies upon the issue of shares, at a rate of 0.25% of the value or issue price of the shares.
On a subsequent registration of transfer of shares, South African stamp duty is generally payable for off-
market transactions, which are transactions other than through a stockbroker, and a marketable securities tax is generally payable for on-market transactions, which are transactions through a stockbroker, each at 0.25% of the arm's length consideration payable for the share concerned. In respect of transactions involving uncertificated or dematerialized shares, uncertificated securities tax is payable at the same rates as set out above on every change in beneficial ownership thereof pursuant to the Uncertificated Securities Tax Act, 31 of 1998. Uncertificated shares are shares that are not evidenced by a certificate and are transferable without a written instrument.
South African stamp duty and marketable securities taxes are generally payable on shares in a South
African company regardless of whether the transfer is executed within or outside South Africa. There are certain exceptions to the payment of stamp duty and marketable securities tax where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company, subject to certain provisions set forth in the South African Stamp Duties Act, 77 of 1968. Transfers of
ADSs between non-residents of South Africa are not subject to South African stamp duty or marketable securities tax; however, if shares are withdrawn from the deposit facility, stamp duty or marketable securities tax is payable on the subsequent transfer of the shares. An acquisition of shares from the depositary in exchange for ADSs representing the shares, including an acquisition upon termination of a deposit arrangement, renders an investor liable to South African stamp duty or marketable securities tax at the same rate as stamp duty or marketable securities tax on a subsequent transfer of shares, upon the registration of the investor as the holder of shares on a company's register.
Secondary tax on companies
STC is payable in the Republic of South Africa by resident companies of the Republic of South Africa at a rate of 12.5% based on the net amount of dividends declared by a company during any dividend cycle. The net amount of dividends declared by a company is the excess of the dividends declared by the company over the amount of most dividends accruing to the company during the relevant dividend cycle. A dividend cycle runs from the date of declaration of a dividend to the date of declaration of the next dividend. Any excess of dividends accruing to a company in a relevant dividend cycle, excluding those foreign dividends which are not exempt from South African income tax, over the dividends paid in such cycle are carried forward by the company to the succeeding dividend cycle as an STC credit.
The imposition of STC, together with the corporate income tax discussed above, effectively imposes a dual corporate tax system in the Republic of South Africa with the liability for each of STC and normal corporate income tax being separately determined. Accordingly, a company without a normal tax liability may have a liability for
STC, and vice versa, and may be liable for both normal tax and STC on profits distributed. STC creates an effective tax rate on companies of 37.78%. Capitalization shares awarded and distributed in lieu of cash dividends do not incur STC at that stage and it has become common practice for listed South African companies to offer capitalization shares in lieu of cash dividends. No South African tax, including withholding tax, is payable in respect of the receipt of these shares by the recipients thereof. However, STC will arise to the extent capitalized profits used to award the capitalization shares are subsequently paid to shareholders whether in connection with a liquidation of the company or a share buy-back.
United States Tax Matters
The following discussion sets forth the material US federal income tax consequences of the ownership and disposition of our ordinary shares or ADSs relevant to US holders, and in certain circumstances, non-US holders, as of the date of this annual report. This discussion is based on the US Internal Revenue Code of 1986, as amended, and existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as of the date hereof and all of which are subject to prospective or retroactive changes, which could affect the tax consequences as described below.
This discussion does not purport to address all US federal income tax consequences that may be relevant to a particular investor. This discussion applies to you only if you hold our ordinary shares or ADSs, as applicable, as a capital asset for tax purposes, generally, for investment purposes, within the meaning of Section 1221 of the US
Internal Revenue Code of 1986. This discussion does not address the tax consequences that may be relevant to you if you are a member of a class of holders subject to special rules, including:
 •
dealers in securities or currencies;
 •
traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
 •
banks or other financial institutions;
 •
insurance companies;

 •
tax-exempt organizations;
 •
persons that hold our ordinary shares or ADSs as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;
 •
persons whose functional currency, as defined in Section 985 of the US Internal Revenue Code of
1986, for tax purposes is not the Dollar;
 •
persons resident or ordinarily resident in South Africa;
 •
persons liable for alternative minimum tax;
 •
persons that own, or are treated as owning, directly, indirectly or constructively, ten percent or more of the total combined voting power of our ordinary shares or ADSs;
 •
a US expatriate or former long-term resident of the US;
 •
a person who acquired the shares as compensation;
 •
a regulated investment company; or
 •
a real estate investment trust.
Further, this discussion does not address the indirect consequences to holders of equity interests in entities, for instance, partnerships, that own ordinary shares or ADSs. In addition, this discussion does not address any aspect of US federal gift or estate tax, or the state, local or foreign tax consequences of an investment in the ordinary shares or ADSs.
For purposes of the discussion below, you are a US holder if you are a beneficial owner of our ordinary shares or ADSs who or which is:
 •
a citizen or resident of the United States;
 •
a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia;
 •
an estate, the income of which is subject to US federal income tax regardless of its source; or
 •
a trust if: (a) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all substantial decisions of the trust; or (b) the trust was in existence on August 20, 1996, and on August 19, 1996 was treated as a domestic trust and has elected to be treated as a US person.
A non-US holder is a beneficial owner of our ordinary shares or ADSs who is not a US holder.
Tax consequences to US holders
For US federal income tax purposes, if you are the beneficial owner of ADSs you will be treated as the beneficial owner of the underlying shares represented by the ADSs.
Distributions
Subject to the passive foreign investment company discussion below, distributions, other than ordinary shares, if any, distributed pro rata to all our shareholders, including holders of ADSs, with respect to ordinary shares or ADSs will be a dividend to the extent those distributions are made out of our current and accumulated earnings and profits, as determined for US federal income tax purposes. Any such distribution generally will be included in your gross income as foreign source dividend income on the date the distribution is received, which in the case of a
US holder of ADSs will be the date of receipt by the depositary. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital, reducing your tax basis in the ordinary shares or ADSs. Any such distribution in excess of your tax basis in the ordinary shares or ADSs will be treated as capital gain and will be either long-term or short-term depending upon whether you have held the ordinary shares or ADSs for more than one year.
Dividends paid by us will not be eligible for the dividends received deduction available to certain US corporate shareholders. Because we do not calculate our earnings and profits under US rules, you will not be able to demonstrate that a distribution is not out of earnings and profits.
We expect to pay distributions on the ordinary shares and ADSs in South African Rands. Dividends paid in
South African Rands generally will be included in your gross income in a US Dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend whether or not the payment is converted into Dollars at that time. Any gain or loss that you recognize on a subsequent conversion of Rands into Dollars will be US source ordinary income or loss.
Dispositions
Subject to the passive foreign investment company discussion below, you generally will realize capital gain or loss upon the sale or other disposition of the ordinary shares or ADSs measured by the difference between the amount realized on the sale or other disposition and your tax basis in the ordinary shares or ADSs, which is generally the cost of the ordinary shares or ADSs reduced by any previous distributions that are not characterized as dividends. Any recognized gain or loss will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year on the date of the sale or other disposition. In general, any capital gain or loss recognized will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes.  Your ability to deduct capital losses may be subject to limitations.
If you receive Rands upon the sale or other disposition of our shares, you will realize an amount equal to the US Dollar value of the Rands on the date of the sale or other disposition, or in the case of cash basis and electing accrual basis taxpayers, the settlement date.  You will have a tax basis in the Rands received equal to the US Dollar amount of the Rands received. Any gain or loss you realize on a subsequent conversion of Rands into US Dollars generally will be US source ordinary income or loss.
You may incur South African stamp duty or MST, in connection with a subsequent registration or transfer of ordinary shares. See Item 10. "Additional Information - Taxation - South African Tax Matters - Stamp duty."  In such case, stamp duty or MST, as applicable, will not be a creditable tax for US foreign tax credit purposes.
Passive foreign investment company
We do not believe that we are, for US federal tax purposes, a passive foreign investment company (a
"PFIC"), and expect to continue our operations in such a manner that we will not become a PFIC. A determination of whether a non-US company is a PFIC must be made on an annual basis, and our status could change depending among other things upon changes in our activities and assets and upon the gross receipts of corporations of which we own a 25 percent or more interest, but which we do not control. If we were to become a PFIC, US holders would be subject to additional federal income taxes on any excess distributions received and any gain realized from the sale or other disposition of the ordinary shares or ADSs plus an interest charge on certain taxes treated as having been deferred by US holders under the PFIC rules whether or not we continue to be a PFIC.
US holders should consult their own tax advisors concerning the United States federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year, including the advisability and availability of making certain elections that may alleviate the tax consequences referred to above.

New tax legislation
The Jobs and Growth Act of 2003, which was been enacted into law, reduces the maximum tax rate on qualified dividends to 15% for individuals for tax years 2003 through 2008.  We expect our dividends to be qualified dividends as long as our ordinary shares or ADSs continue to be readily tradable on the New York Stock Exchange, you have held our ordinary shares or ADSs for at least 60 days, we are not a PFIC or a FPHC for US federal income tax purposes in the taxable year in which we pay a dividend and we were not a PFIC or a FPHC in the preceding taxable year.  In addition, the Jobs and Growth Act of 2003 established a maximum tax rate of 15% on net long-term capital gains of non-corporate taxpayers with respect to transactions after May 5, 2003 through December 31, 2008.
Tax consequences for non-US holders
You generally will not be subject to US federal income tax or withholding tax on dividends received from us with respect to ordinary shares or ADSs unless that income is considered effectively connected with the conduct of a US trade or business, and if an applicable income tax treaty so requires as a condition for you to be subject to
US federal income tax on a net income basis in respect of income from our ordinary shares or ADSs, as applicable, such dividends are attributable to a permanent establishment that you maintain in the United States.
You generally will not be subject to US federal income tax on any gain realized upon the sale or exchange of ordinary shares or ADSs, unless:
 •
that gain is effectively connected with the conduct of a US trade or business, and if an applicable income tax treaty so requires as a condition for you to be subject to US federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares or ADSs, as applicable, such gain is attributable to a permanent establishment maintained by you in the United
States; or
 •
you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either your gain is attributable to an office or other fixed place of business that you maintain in the United States or you have a tax home in the United States.
If you are engaged in a US trade or business, the income from ordinary shares or ADSs, including dividends and the gain from the disposition of ordinary shares or ADSs, that is effectively connected with the conduct of that trade or business generally will be subject to regular US federal income tax in the same manner as income of a US Holder, as discussed above. In addition, if you are a corporation, your earnings and profits that are attributable to that effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or any lower rate as may be specified by an applicable tax treaty.
Information reporting and backup withholding
Backup withholding and information reporting requirements may apply to payments within the United
States on our ordinary shares or ADS, including certain payments of the proceeds of a sale or redemption of our ordinary shares or ADSs, to US holders. We, our agent, a broker, the trustee or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if the US holder fails to furnish the US holder's taxpayer identification number, to certify that such US holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules.  The backup withholding rate is currently 28%.  This legislation is scheduled to expire and the backup withholding rate will be
31% for amounts paid after December 31, 2010 unless Congress enacts legislation providing otherwise. US holders required to establish their exempt status must generally provide such certification on IRS Form W-9, entitled
Request for Taxpayer Identification Number. Certain US holders, including, among others, corporations, are not subject to the backup withholding and information reporting requirements.
Non-US holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, our ordinary shares or ADSs, provided that such non-US holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

<

Non-US holders required to establish their exempt status must generally provide such certification on IRS Form
W8-BEN, entitled Certificate of Foreign Status.
The amount of any back-up withholding will be allowed as a credit against a holder's US federal income tax liability and may entitle such holder to a refund, provided that certain information is furnished to the IRS.
PROSPECTIVE PURCHASERS OF ORDINARY SHARES OR ADSs SHOULD CONSULT WITH
THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE US FEDERAL INCOME
TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY ADDITIONAL TAX
CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF SHARES,
INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR
FOREIGN JURISDICTION, AND ESTATE, GIFT, AND INHERITANCE LAWS.
DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as they apply to foreign private issuers, and file reports and other information with the SEC.  As a foreign private issuer, we are exempt from Exchange Act rules regarding the content and furnishing of proxy statements to shareholders and rules relating to short swing profit reporting and liability.
Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov/
You may also read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth
Street, N.W., Washington, D.C. 20549, United States.  You may obtain more information concerning the operation of the public reference section of the SEC by calling the SEC at 1-800-SEC-0330.  In addition, the reports and other information we file with the SEC are also available for reading and copying at the offices of the New York Stock
Exchange, 11 Wall Street, New York, New York 10005, United States.  We also maintain an internet site at
http://www.telkom.co.za. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into or a part of this annual report.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Financial Instruments and Financial Risk Management
Exposure to continuously changing market conditions has highlighted the importance of financial risk management as an element of control.  Treasury policies, risk limits and control procedures are continuously monitored by Telkom's board of directors through its audit and risk management committee.
We hold or issue financial instruments to finance our operations, for the temporary investment of short-
term funds and to manage currency and interest rate risks.  In addition, financial instruments, for example trade debtors and trade creditors, arise directly from our operations.
We finance our operations primarily by a mixture of issued share capital, retained profit and long-term and short-term loans.  We use derivative financial instruments to manage our exposure to market risks from changes in interest and foreign exchange rates.  The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts.
Market Sensitive Instruments - Other than for Trading Purposes
Interest rate risk management
Interest rate risk arises from the repricing of our forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.
Our policy is to manage interest cost through the utilization of a mix of fixed and variable rate debt.  In order to manage this mix in a cost efficient manner, we make use of interest rate derivatives as approved pursuant to our group policy.  Fixed rate debt represented 90.4% and 86.2% of our total consolidated debt as of March 31, 2003 and 2002, respectively.  A debt profile of mainly fixed rate debt has been maintained to limit our exposure to interest rate increases given the substantial size of the group's debt portfolio.

/div>

The following table shows our fixed and variable rate debt for the periods indicated.

At March 31, 2003

2004
2005
2006
2007
2008
Thereafter
Total
Fair value

(in ZAR millions, except percentages)
Long-term debt

Telkom

Fixed rate
(ZAR denominated)

  Long-term debt, including
current portion
......................

4,311  3,500                   -
 1,455     4,491           4,280                18,037              16,088
  Average interest rate
1
..........
 10.95%     16.54%
 10.87%      16.16%            14.99%                14.70%                        -
-
  Finance leases
....................
    -                     -                     -                       -                        -
672        672            672

Fixed rate
(EURO denominated)

  Long-term debt
...................
-                     -        -           -              -
4,338
4,338
4,537
  Average interest rate
1

(percentage)
.........................
-                     -                                             -                        -                        -                                                     -
7.13%
7.13%
Variable rate
(ZAR denominated)

  Variable rate
.......................

167                    -                       -                     -                       -                        -
167                    167
  Average interest rate
(percentage)
2, 3
......................

11.30%                     -                       -                     -                       -                        -                                                     -
11.30%
  Commercial paper bills
........

58
1,446
262                   -                       -                        -
1,766
1,449
  Average interest rate
2
..........

14.51%
14.27%
14.06%                    -                       -                        -                                                      -
14.25%
Variable rate
(EURO denominated)

  Variable rate
.......................
 3                     3                       3                   3                       -                      95
107                    107
  Average interest rate
........

2, 3
6.81%  6.81%      6.81%      6.81%                       -
  0.13%                    0.89%                       -

Variable rate
(USD denominated)

  Variable rate
.......................

10                   -                        -                    -                       -                        -                          10                     10
  Average interest rate
2, 3
........

3.14%                    -                        -                    -                       -                        -                                                     -
3.14%
Vodacom
4

Fixed (ZAR denominated)

Finance leases
......................
 7
14
25
39
56                   301                       442
442
Fixed rate
(USD denominated)
Long term debt, including
current
portion...................
51                 16                     16                  16
16                    -
115
115
Average interest rate
2
............

3.90%  6.45%     6.45%      6.45%           6.45%                    -                                                      -

5.31%

Variable rate
(EURO denominated)

Long term debt, including
current portion
......................
  -
172      11       17              3             15
218                   218
Average interest rate
3

At March 31, 2003

2004
2005
2006
2007
2008
Thereafter
Total
Fair value

(in ZAR millions, except percentages)

Variable rate
(USD denominated)

Long term debt, including
current portion
......................
 69                     5                    10                   15                     10                       50                  159                  159
Average interest rate
3

Variable rate
(TSH denominated)

Long term debt, including
current portion
......................

17                   17                   17                     8                       -                        17                    76                   76
Average interest rate
3

__________________
1

Weighted average yield to maturity.
2

Weighted average interest rate.
3

Variable rate equals the current reset rate applicable on reporting date.
4

Represents Telkom's 50% share of Vodacom's interest bearing indebtedness.

The following table shows our interest rate swaps for the periods indicated.

At March 31, 2003

2004
2005
2006
2007
Thereafter
Total
Fair value

(in ZAR millions, except percentages)
Telkom

ZAR Pay fixed,
receive floating
................
  -
150                      -                     -                     1,000
1,150                       (145)
Average pay rate
1
.............
 -
 12.92%                       -                     -

14.67%             14.44%
-
Average receive rate
1
........
 -
 13.44%                       -                     -

13.47%             13.46%
-
Vodacom
2

ZAR Receive fixed,
pay floating
.....................
                    -                       -                        -                     -                       119
119                           14
Average pay rate
1, 3
...........
                    -                       -                        -                     -
15.73%
15.73%
-
Average receive rate
1
........
-                       -                        -                     -
14.86%
14.86%
-
__________________
1

Weighted average interest rate.
2

Represents Telkom's 50% share of Vodacom's indebtedness.
3

Variable rate calculated as of March 31, 2003

The following table shows our currency swaps for the periods indicated.

Year ended March 31, 2003,

2004
2005
2006
2007
Thereafter
Total
Fair value

(in ZAR millions, except percentages)
Telkom

EURO

Receive EURO, pay ZAR
..
  -                       -                                               -                           -
2,177

2,177                     949
Average contractual
exchange rate
(EURO/ZAR)
 ..................
-                        -                                               -                          -                                                    -

6.22

6.22
Receive fixed EURO, pay
fixed
ZAR

Average pay rate
1
.............
 -                         -                                              -                           -                                                   -
15.89%

15.89%
Average receive rate
1
........
   -                         -
7.13%
-                           -
7.13%                         -
Receive EURO, pay ZAR
..
  -                         -                                              -                           -
630

630                     321
Average contractual
exchange rate
(EURO/ZAR)
 ..................
-                         -                                              -                           -                                                    -

6.30

6.30
Receive fixed EURO, pay
floating
ZAR

Average pay rate
1
.............
-                         -                                              -                           -                                                   -
14.68%

14.68%
Average receive rate
1
........
-                         -                                              -                           -                                                   -
7.13%

7.13%

1
  Weighted average interest rate.
Foreign currency exchange rate risk
We manage our foreign exchange rate risk by hedging all identifiable exposures via various financial instruments suitable to our risk exposure.
Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on our operations and our liabilities.  We also enter into forward foreign exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies, principally US
Dollars and Euros.  The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual net flows will be adversely affected by changes in exchange rates.
We make use of foreign debt funding when the opportunity exists to fund at a lower than local cost of funding.

The following table sets forth our liabilities and related derivative instruments subject to foreign exchange risk for the periods indicated.

Year ended March 31, 2003,

2004
2005
2006
2007
2008
Thereafter
Total         Fair value

(in ZAR millions, except percentages)
Telkom

Long term debt

Fixed rate
(EURO denominated)
2
..........

  -                     -                                            -                      -                        -
4,338
4,338
4,537
Average interest rate
1
............
    -                     -                                            -                      -                        -                                                -
7.13%
7.13%
Variable rate
(EURO denominated)
2
..........

3                    3                     3                     3                      -                      95
107                   107
Average interest rate
1
............
  6.81%            6.81%             6.81%             6.81%             6.81%               0.13%             0.89%                        -

Accounts payable
(EURO denominated)
2
..........

68                   -                      -                      -                      -                       -
68                    68
Variable rate
(USD denominated)
 3
............

10                   -                      -                      -                      -                       -
10                    10
Average interest rate
1
............

3.14%                    -                      -                      -                      -                       -                                                -
3.14%
Accounts payable (USD
denominated)
3
interest free
.....

147                   -                      -                      -                      -                       -
147                   147
Account payable (GBP
denominated)
4
interest free
.....

10                   -                      -                      -                      -                       -
10                     10

Vodacom

Fixed rate
(USD denominated)
3
.............

51                16                    16                   16                    16
-
115                   115
Fixed rate
(ZAR denominated)
4
.............

7                15                    25                   39                    57                  300
443                   443
Variable rate
(EURO denominated)
2
..........

-               172                    11                  17                       3                   15
218                   218
Variable rate
(USD denominated)
3
.............

69                   5                   10                  15                      10                   50
159                   159
Variable rate
(TSH denominated)
5

...........

17                 17                   17                     8                       -                    17                    76                     76
__________________
1
  Weighted average interest rate.
2
  EURO converted at the spot rate quoted on Reuters of R8.6756 EURO on March 31, 2003.
3
  USD converted at the spot rate quoted on Reuters of R8.01 USD on March 31, 2003.
4
  GBP converted at the spot rate quoted on Reuters of R12.63497 GBP on March 31, 2003.
5
  TSH converted at the spot rate quoted on Reuters of R0.008 TSH on March 31, 2003.

The following tables set forth our foreign currency forward exchange contracts for the periods indicated.

Forward contracts to buy foreign currencies and sell ZAR

At March 31, 2003

2004
2005
2006
2007
2008         Thereafter
Total
Fair value

(ZAR)
Telkom

US Dollar

Notional Amount
(millions)
 ..............................

2,119               195                 213                   -                   -                           -

2,527
(170)
Average contractual
exchange rate
.........................

8.83              9.75              10.64                   -                   -                           -

 9.02                              -

EURO

Notional Amount
(millions)
 ..............................

306                 53                 369                   -                   -                           -
 728
93
Average contractual
exchange rate
........................

9.99             15.01                6.89                  -                   -                           -

 8.30                                -

Pound Sterling

Notional Amount
(millions)
 ..............................

67                   -                      -                   -                   -                            -                 67
(3)
Average contractual
exchange rate
........................

13.51                    -                      -                   -                   -                            -                                                   -
13.51

Swedish Krona

Notional Amount
(millions)
 ..............................

38                    -                      -                   -                   -                            -                38
4
Average contractual
exchange rate
........................

0.97                     -                      -                   -                   -                            -                                                   -
0.97

Japanese Yen

Notional Amount
(millions)
 ..............................

5                    -                      -                   -                   -                            -                  5                           (0.2)
Average contractual
exchange rate
.........................

0.07                     -                      -                   -                   -                            -
0.07                               -

Vodacom

US Dollar

Notional Amount
(millions)
 ..............................

302.1                      -                      -                   -                   -                            -
302.1                         (51.7)
Average contractual
exchange rate
.........................

9.90                      -                      -                   -                   -                            -
9.90                               -

EURO

Notional Amount
(millions)
 ..............................
 537.4
2.1                       -                   -                    -                            -

  539.5
(48.6)
Average contractual
exchange rate
.........................

9.67               9.47                       -                   -                    -                            -

 9.67                              -

Pound Sterling

Notional Amount
(millions)
 ..............................

1.0                    -                        -                   -                   -                            -
1.0                              -

Average contractual
exchange rate
.........................

13.36                    -                        -                   -                   -                            -
13.36                              -

Swiss Franc

Notional Amount
(millions)
 ..............................

2.0                    -                        -                   -                   -                            -                                                -
2.0

Average contractual
exchange rate
.........................

5.90                    -                        -                   -                   -                            -
5.90                             -

Forward contracts to buy foreign currencies and sell USD

2004
2005
2006
2007
2008       Thereafter
Total
Fair value

(ZAR)
Telkom

EURO

Notional Amount
(millions)
 ..............................

123                  -                       -                   -                    -                        -
 123
1
Average contractual
exchange rate
.........................

1.08                  -                       -                   -                    -                        -

1.08                             -

Forward contracts to sell foreign currencies and buy ZAR

2004
2005
2006
2007
2008        Thereafter
Total
Fair value

(ZAR)
Telkom

US Dollar

Notional Amount
(millions)
 ..............................

516                76                    82                 89                 275                       -

1,038
51
Average contractual
exchange rate
.........................

9.93             8.67                  9.39           10.17              10.94                       -
  10.05                               -

EURO

Notional Amount
(millions)
 ..............................

211                   -                       -                   -                     -                       -

211
17
Average contractual
exchange rate
.........................

10.23                    -                       -                   -                     -                       -

10.23                               -

Pound Sterling

Notional Amount
(millions)
 ..............................

58                    -                       -                   -                     -                       -
 58
6
Average contractual
exchange rate
.........................

15.11                    -                       -                   -                     -                       -

15.11                               -

Swedish Krona

Notional Amount
(millions)
 ..............................

14                    -                       -                   -                     -                       -
 14
0.5
Average contractual
exchange rate
........................

1.17                    -                       -                   -                     -                       -

1.17                               -

Japanese Yen

Notional Amount
(millions)
 ..............................

3                    -                       -                   -                     -                       -
  3
1
Average contractual
exchange rate
.........................

0.09                    -                       -                   -                     -                       -

0.09                               -

Vodacom

US Dollar

Notional Amount
(millions)
 ..............................

34.7                    -                       -                   -                     -                       -

34.7
5.9
Average contractual
exchange rate
.........................

9.91                    -                       -                   -                     -                       -

9.91                               -

EURO

Notional Amount
(millions)
 ..............................

102.8                    -                       -                   -                     -                       -

102.8
11.4
Average contractual
exchange rate
.........................

9.83                    -                       -                   -                     -                       -

9.83                               -

EURO currency swap

2004
2005
2006
2007
2008        Thereafter
Total
Fair value

(ZAR)
Telkom

Receive EURO,
pay ZAR ...................................
  -                  -                                             -                    -                        -
2,177

2,177
949
Average contractual
exchange rate (EURO/ZAR).....
   -                  -                                             -                    -                        -                                                      -

6.22

6.22

Receive fixed EURO,
pay fixed ZAR

Average pay rate (%)
1
...............                  -                  -                                             -                    -                        -                                                      -
15.89%

15.89%

Average receive rate (%)
1
.........                 -                  -                                             -                    -                        -
7.13%
                                                      -
7.13%

Receive EURO, pay ZAR.........                                                                  630
  -                  -                                             -                    -                        -
630
321
Average contractual
exchange rate (EURO/ZAR).....

6.30
  -                  -                                             -                    -                        -                                                       -

6.30

Receive fixed EURO,
pay floating ZAR

Average pay rate (%)
1
...............
14.68%
  -                  -                                             -                    -                        -                                                       -
14.68%

Average receive rate (%)
1
.........
7.13%
  -                  -                                             -                    -                        -                                                       -
7.13%

__________________
1
Weighted average interest rate.
Other market risks
Credit risk management
We are not exposed to major concentrations of credit risk.  To reduce the risk of counter party failure, limits are set based on the individual ratings of counterparties by well-known ratings agencies.  Credit limits are reviewed on a yearly basis or when information becomes available in the market.  We limit our exposure to any counterparty and these exposures are monitored daily.  We expect that all counterparties will meet their obligations.
Trade debtors comprise a large and widespread customer base, covering residential, business and corporate customer profiles.
Credit checks are performed on all customers on application for new services and on an ongoing basis where appropriate.
Liquidity risk management
We are exposed to liquidity risk as a result of uncertain debtor related cash flows as well as capital commitments.
Liquidity risk is managed by our corporate finance division in accordance with policies and guidelines formulated by Telkom's operating committee.  Pursuant to our borrowing requirements, we ensure that sufficient facilities exist to meet our immediate obligations.  Telkom's operating committee maintains a reasonable balance between the period over which assets generate funds and the period over which the respective assets are funded in order to manage long-term liquidity risk.
We had available credit facilities not utilized of R3.0 billion as of March 31, 2003.

Fair value of financial instruments
The fair values of financial instruments are calculated using the market rates on valuation date.  The values disclosed above are indicative values and may not be the realizable value.
Item 12. Description of Securities Other than Equity Securities
Not applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
Item 15. Controls and Procedures
As of March 31, 2003, the end of the period covered by this annual report, Telkom, under the supervision and with the participation of Telkom's management, including the chief executive officer and the chief financial officer, performed an evaluation of the effectiveness of Telkom's disclosure controls and procedures. Based on this evaluation, Telkom's chief executive officer and chief financial officer concluded that, as of such date, Telkom's disclosure controls and procedures were effective for gathering, analyzing and disclosing the material information
Telkom is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the
SEC's rules and forms.  Telkom's management, including its chief executive officer and chief financial officer, recognize that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management's control objectives.  Telkom's management, including its chief executive officer and chief financial officer, believe that, as of March 31, 2003, Telkom's disclosure controls and procedures were effective to provide reasonable assurance of achieving management's control objectives.
There have been no significant changes in Telkom's control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect,
Telkom's internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Not applicable.
Item 16B. Code of Ethics
Not applicable.
Item 16C. Principal Accountant Fees and Services
Not applicable.
Item 16D. Exemptions From the Listing Standards for Audit Committees
Not applicable.

PART III
Item 17. Financial Statements
     The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements
See Index to Financial Statements for a list of all financial statements filed as part of this annual report.
Item 19. Exhibits
     Documents filed as exhibits to this annual report:
Exhibits                                                                                                        Description
1.1
Memorandum and Articles of Association of Telkom S.A. Limited ("Telkom") (Incorporated by
reference to Exhibit 3.1 to Telkom's Registration Statement on Form F-1 (File No. 333-102834)
(the "F-1")). (1)
2.1
Form of Ordinary Share Certificate (Incorporated by reference to Exhibit 4.1 to the Form F-1) (1)
2.2
Deposit Agreement, dated as of March 3, 2003, among Telkom, the Bank of New York, as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (Incorporated by reference to Exhibit 4.2 to the F-1) (1)
4.1
Strategic Services Agreement, dated January 16, 2003, among Telkom, Thintana Communications LLC,
SBC International Management Services, Inc. and Telkom Management Services SDN Berhard
(Incorporated by reference to Exhibit 10.1 to the F-1) (1)
4.2
Strategic Services Agreement, dated May 14, 1997, among Telkom, Thintana Communications LLC,
SBC International Management Services Inc and Telkom Management Services SDN Berhard
(Incorporated by reference to Exhibit 10.2 to the F-1) (1)
4.3
Agreement, dated July 31, 2000, between Telkom and Telecommunications Facilities Management
Company (Proprietary) Limited (Incorporated by reference to Exhibit 10.3 to the F-1) (1)
4.4
Exclusive Facilities Management Services Agreement, dated March 31, 2001, between Telkom and systems Applications Project (Africa) (Proprietary) Limited (Incorporated by reference to Exhibit 10.4 to the F-1) (1)
4.5
Multiparty Implementation Agreement, dated September 30, 1993, among Telkom, Vodacom Group
(Proprietary) Limited, Mobile Telephone Network (Proprietary) Limited, the Postmaster General and the
Government of the Republic of South Africa (Incorporated by reference to Exhibit 10.5 to the F-1) (1)
4.6
Interconnection Agreement, dated February 16, 1994, among Telkom and Vodacom Group (Proprietary)
Limited, as amended by agreements among Telkom, Vodacom Group (Proprietary) Limited and MTN on August 22, 1996, January 12, 1998, July 21, 1998 and September 4, 2001 (Incorporated by reference to Exhibit 10.6 to the F-1) (1)
4.7
Interconnection Agreement, dated February 16, 1994, among Telkom and MTN, as amended by agreements among Telkom, Vodacom Group (Proprietary) Limited and MTN on August 22, 1996,
January 12, 1998, July 21, 1998, and September 14, 2001 (Incorporated by reference to Exhibit 10.7 to the F-1) (1)
4.8
Interconnection Agreement, dated August 31, 2001, between Telkom SA Limited and Cell C, as amended by agreement among Telkom, Vodacom Group (Proprietary) Limited and Cell C, dated
September 18, 2001 (Incorporated by reference to Exhibit 10.8 to the F-1) (1)
4.9
Joint Venture Agreement, dated March 31, 1995, between Telkom, Vodafone Group plc, Rembrant
Group Limited, Vodacom Group, Vodacom, Vodac and Vodafone Holdings (SA) (Proprietary) Limited
(Incorporated by reference to Exhibit 10.9 to the F-1) (1)

4.10
Shareholders' Agreement, dated January 16, 2003, between the Minister for Communications of the
Government of the Republic of South Africa and Thintana Communications LLC (Incorporated by
reference to Exhibit 10.10 to the F-1) (1)
4.11
Registration Rights Agreement, dated January 16, 2003, among the Minister of Communications of the
Government of the Republic of South Africa, Thintana Communications LLC and Telkom SA Limited
(Incorporated by reference to Exhibit 10.11 to the F-1) (1)
8.1
Subsidiaries of Telkom (Incorporated by reference to Exhibit 21.1 to the F-1) (1)
12.1
Certification of chief executive officer pursuant to 17 CFR 240.13a-14(a), promulgated under Section
302 of the Sarbanes-Oxley Act of 2002
12.2
Certification of chief financial officer pursuant to 17 CFR 240.13a-14(a), promulgated under Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of chief executive officer and chief financial officer furnished pursuant to Rule 13a-14(b)
(17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of
Title 18 of the United States Code (18 U.S.C. 1350), promulgated under Section 906 of the Sarbanes-
Oxley Act of 2002
___________________
(1) Incorporated by reference

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

   TELKOM SA LIMITED

By:           /s/ Sizwe Nxasana

   Name:  Sizwe Nxasana

   Title:    Chief Executive Officer

Dated: August 1, 2003

TELKOM SA LIMITED
(Registration number 1991/005476/06)
CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
Index
Page
Report of the Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
F-2
Consolidated Income Statements for the three years ended March 31, 2003  . . . . . . . . . .
F-3
Consolidated Balance Sheets at March 31, 2003, 2002 and 2001  . . . . . . . . . . . . . . . .
F-4
Consolidated Statements of Changes in Equity for the three years ended March 31, 2003   .  .  .
F-5
Consolidated Cash Flow Statements for the three years ended March 31, 2003   .  .  .  .  .  .  .  .  .
F-6
Notes to the Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . .
F-7 to F-85
(ending on Note 44)

REPORT OF THE INDEPENDENT AUDITORS
To the board of directors and shareholders of Telkom SA Limited
We have audited the accompanying consolidated balance sheets of Telkom SA Limited and subsidiaries as of March 31,
2003, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003 set out on pages F3 to F85. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Vodacom Group (Proprietary) Limited, a 50% joint venture, which statements reflect total assets constituting 16% in March 2003, 14% in 2002 and 12% in 2001, and total revenues constituting 26% in March 2003, 24% in 2002 and 21% in 2001 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vodacom Group (Proprietary) Limited, is based solely on the report of the other auditors.
We  conducted our audits in accordance with auditing standards generally accepted in the United States of America.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telkom SA Limited at March 31, 2003,
2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with International Financial Reporting Standards.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the consolidated shareholders' equity as of March 31, 2003, 2002 and 2001 and the consolidated results of operations for each of the three years in the period ended March 31, 2003 to the extent summarized in Note 44 to the consolidated financial statements.
Without qualifying our opinion above we draw attention to Note 20 of the consolidated financial statements. In 2002
Telkom SA Limited changed its accounting policy for financial instruments to conform with International Accounting
Standard 39  Financial Instruments: Recognition and Measurement.
ERNST & YOUNG
Registered Accountants and Auditors
Chartered Accountants (SA)
Pretoria
June 18, 2003
 Chartered Accountants (SA)
 Telephone          (011) 772-3000
Wanderers Office Park
Telefax
(011) 772-4000
52 Corlett Drive, Illovo
Docex
123 Randburg
PO Box 2322
www.ey.com/southafrica
Johannesburg 2000

TELKOM SA LIMITED
CONSOLIDATED INCOME STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Notes
Rm
Rm
Rm
Operating revenue   . . . . . . . . . . . . . . . . .
3
31,352
34,197
37,600
Other income   . . . . . . . . . . . . . . . . . . . .
4
206
144
234
Operating expenses   . . . . . . . . . . . . . . . .
5
Employee expenses  . . . . . . . . . . . . . . . . .
5.1
6,590
7,166
7,208
Payments to other operators  . . . . . . . . . . . .
5.2
4,983
5,762
6,185
Selling, general and administrative expenses  . . . .
5.3
7,118
8,402
7,888
Services rendered  . . . . . . . . . . . . . . . . . .
5.4
1,539
2,195
2,541
Operating leases . . . . . . . . . . . . . . . . . . .
5.5
1,292
1,217
1,205
Depreciation and amortization  . . . . . . . . . . .
5.6
5,052
5,408
6,293
Operating profit   . . . . . . . . . . . . . . . . . .
4,984
4,191
6,514
Investment income  . . . . . . . . . . . . . . . . .
558
512
424
Profit before finance charges   . . . . . . . . . . .
5,542
4,703
6,938
Finance charges  . . . . . . . . . . . . . . . . . . .
6
3,137
2,550
4,154
Profit before tax   . . . . . . . . . . . . . . . . . .
2,405
2,153
2,784
Taxation  . . . . . . . . . . . . . . . . . . . . . . .
7
715
873
1,049
Profit after tax   . . . . . . . . . . . . . . . . . . .
1,690
1,280
1,735
Minority interests  . . . . . . . . . . . . . . . . . .
68
59
105
Net profit for the year   . . . . . . . . . . . . . . .
1,622
1,221
1,630
Basic and diluted earnings per share (cents)   . .
8
291.2
219.2
292.6

TELKOM SA LIMITED
CONSOLIDATED BALANCE SHEETS
at March 31, 2003
2001
2002
2003
Notes
Rm
Rm
Rm
ASSETS
Non-current assets   . . . . . . . . . . . . . . . . .
40,863
44,211
43,233
Property, plant and equipment  . . . . . . . . . . .
9
38,704
41,918
41,046
Intangible assets . . . . . . . . . . . . . . . . . . .
10
415
530
364
Investments  . . . . . . . . . . . . . . . . . . . . .
11
576
751
1,086
Deferred taxation  . . . . . . . . . . . . . . . . . .
12
1,168
1,012
737
Current assets   . . . . . . . . . . . . . . . . . . .
12,674
10,997
9,921
Inventories . . . . . . . . . . . . . . . . . . . . . .
13
861
624
621
Trade and other receivables  . . . . . . . . . . . . .
14
5,852
5,720
6,110
Short term investment  . . . . . . . . . . . . . . . .
11
-
29
26
Income tax receivable  . . . . . . . . . . . . . . . .
15
1,294
1,081
276
Other financial assets  . . . . . . . . . . . . . . . .
16
2,866
2,819
1,771
Cash and cash equivalents  . . . . . . . . . . . . .
17
1,801
724
1,117
Total assets   . . . . . . . . . . . . . . . . . . . . .
53,537
55,208
53,154
EQUITY AND LIABILITIES
Capital and reserves   . . . . . . . . . . . . . . . .
14,972
16,832
18,348
Share capital and premium  . . . . . . . . . . . . .
18
8,293
8,293
8,293
Share issue expenses  . . . . . . . . . . . . . . . .
18
-
(44)
-
Non-distributable reserves  . . . . . . . . . . . . .
19
-
134
(11)
Retained earnings  . . . . . . . . . . . . . . . . . .
20
6,679
8,449
10,066
Minority interests   . . . . . . . . . . . . . . . . .
21
116
133
194
Non-current liabilities   . . . . . . . . . . . . . . .
23,146
25,597
20,504
Interest bearing debt  . . . . . . . . . . . . . . . .
22
18,991
21,505
16,346
Finance leases  . . . . . . . . . . . . . . . . . . . .
23
852
1,028
1,107
Deferred taxation  . . . . . . . . . . . . . . . . . .
12
315
463
497
Provisions  . . . . . . . . . . . . . . . . . . . . . .
25
2,988
2,601
2,554
Current liabilities   . . . . . . . . . . . . . . . . .
15,303
12,646
14,108
Trade and other payables  . . . . . . . . . . . . . .
26
5,838
6,663
5,229
Current portion of interest bearing debt  . . . . . .
22
5,491
2,041
4,677
Current portion of finance leases  . . . . . . . . . .
23
-
5
7
Deferred income  . . . . . . . . . . . . . . . . . .
27
1,142
958
1,030
Income tax payable  . . . . . . . . . . . . . . . . .
499
193
177
Other financial liabilities  . . . . . . . . . . . . . .
16
-
-
567
Current portion of provisions  . . . . . . . . . . . .
25
1,399
1,964
2,141
Credit facilities utilized  . . . . . . . . . . . . . . .
17
934
822
280
Total equity and liabilities  . . . . . . . . . . . . .
53,537
55,208
53,154

TELKOM SA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three years ended March 31, 2003
Preliminary
Non-
Share                   Share
listing
distributable
Retained
capital
premium
costs
reserves
earnings
Total
Rm
Rm
Rm
Rm
Rm
Rm
Balance at April 1, 2000  . . .
5,570
2,723
5,057
13,350
Net profit for the year . . . . .
1,622
1,622
Balance at April 1, 2001  . . .
5,570
2,723
6,679
14,972
Adoption of IAS 39 . . . . . .
45
584
629
Restated balance  . . . . . . .
5,570
2,723
45
7,263
15,601
Net profit for the year . . . . .
1,221
1,221
Transfer to non-distributable
reserves  . . . . . . . . . . . .
35
(35)
Fair value adjustment on
investments  . . . . . . . . . .
5
5
Foreign currency reserves
(net of tax of R10m) (Note 19)
49
49
Share issue expenses (Note 18)
(44)
(44)
Balance at April 1, 2002  . . .
5,570
2,723
(44)
134
8,449
16,832
Net profit for the year . . . . .
1,630
1,630
Transfer to non-distributable
reserves  . . . . . . . . . . . .
13
(13)
Fair value adjustment on
investments  . . . . . . . . . .
(37)
(37)
Foreign currency reserves
(net of tax of R11m) (Note 19)
(121)
(121)
Share issue expenses reversed
(Note 18)  . . . . . . . . . . .
44
44
Balance at March 31, 2003  . .
5,570
2,723
(11)
10,066
18,348

TELKOM SA LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Notes
Rm
Rm
Rm
Operating activities   . . . . . . . . . . . . . . . .
6,165
8,171
9,748
Cash receipts from customers . . . . . . . . . . . .
31,072
34,053
37,494
Cash paid to suppliers and employees  . . . . . . .
(21,181)
(22,470)
(25,431)
Cash generated from operations  . . . . . . . . . .
33
9,891
11,583
12,063
Investment income  . . . . . . . . . . . . . . . . .
523
528
384
Finance charges paid  . . . . . . . . . . . . . . . .
34
(3,927)
(3,026)
(2,776)
Dividends paid  . . . . . . . . . . . . . . . . . . .
-
-
(25)
Taxation (paid)/refunded  . . . . . . . . . . . . . .
35
(322)
(914)
102
Investing activities   . . . . . . . . . . . . . . . . .
(9,964)
(9,250)
(5,731)
Expenditure to maintain operations
Proceeds of disposal of investments, property,
plant and equipment . . . . . . . . . . . . . . . . .
242
139
193
Proceeds on disposal of subsidiaries and
joint ventures  . . . . . . . . . . . . . . . . . . . .
36
-
13
16
Additions to property, plant and equipment   .  .  .  .
(9,889)
(9,004)
(5,671)
Intangible assets acquired  . . . . . . . . . . . . . .
-
(97)
-
Additions to other investments  . . . . . . . . . . .
(260)
(119)
(269)
Expenditure to expand operations
Purchase of subsidiaries and minority interests   .  .
37
(57)
(182)
-
Financing activities   . . . . . . . . . . . . . . . .
3,439
66
(3,026)
Listing costs  . . . . . . . . . . . . . . . . . . . . .
-
(44)
(154)
Loans raised  . . . . . . . . . . . . . . . . . . . . .
9,713
14,286
9,117
Loans repaid . . . . . . . . . . . . . . . . . . . . .
(5,661)
(15,041)
(11,526)
Finance lease raised  . . . . . . . . . . . . . . . . .
-
-
5
(Increase)/decrease in net financial assets  . . . . .
(613)
865
(468)
Net (decrease)/increase in cash and cash
equivalents   . . . . . . . . . . . . . . . . . . . . .
(360)
(1,013)
991
Net cash and cash equivalents at beginning of
the year   . . . . . . . . . . . . . . . . . . . . . . .
1,227
867
(98)
Effect of foreign exchange rate differences   . . .
-
48
(56)
Net cash and cash equivalents at end of the year
17
867
(98)
837

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
1.
OVERVIEW OF BUSINESS ACTIVITIES
Telkom SA Limited ("Telkom") is a limited liability company incorporated in the Republic of South Africa
("South Africa"). The company, its subsidiaries and joint ventures ("the Group") is the leading provider of fixed-
line voice and data communications services in South Africa and mobile communications services through
Vodacom Group (Proprietary) Limited ("Vodacom") in South Africa and certain other African countries. The
Group's services and products include: fixed line telephony, including domestic, prepaid, international, public payphone and carrier services, as well as enhanced services, customer premises equipment sales and directory services; mobile telephony through Vodacom; data communications using fibre connections, including data transmission, data networking and leased lines and related services; and e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services.
2.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
For all accounting periods, the Group has prepared financial statements, as required by the South African
Companies Act, in accordance with International Financial Reporting Standards ("IFRS").
The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments, which are measured at fair value, in conformity with IFRS. IFRS were applied in full for the first time, in the March 31, 2002 financial statements, as the primary accounting basis. Where adjustments arising from this change could be reasonably determined, opening retained earnings for the earliest period presented were accordingly adjusted, with the exception of the adjustment arising on the adoption of IAS 39, which was accounted for on April 1, 2001.
The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions that the Group may undertake in the future, actual results ultimately may differ from those estimates.
Basis of consolidation
The consolidated financial statements include those of Telkom SA Limited, its subsidiaries and joint ventures. Joint ventures are accounted for using the proportionate consolidation method. Intra-Group transactions are eliminated on consolidation. Business combinations are accounted for using the purchase method of accounting. On acquisition of a subsidiary or joint venture, any excess of the purchase price over the fair value of the net assets is recognized as goodwill on acquisition. Minority interests are calculated on the fair value of assets and liabilities.
Subsidiaries and joint ventures where control is intended to be temporary, as they are acquired and held exclusively with a view to their subsequent disposal in the near future or the subsidiary or joint venture is operating under severe long-term restrictions, which significantly impairs its ability to transfer funds, are not consolidated, or proportionately consolidated. Such subsidiaries and joint ventures are accounted for as available for sale investments in terms of the accounting policy for Financial Instruments.
Property, Plant and Equipment
Freehold land is stated at cost and is not depreciated.
Property, plant and equipment ("PPE") is stated at historical cost less accumulated depreciation and accumulated impairment loss, if any. Depreciation is charged from the date of commissioning on a straight-line basis over the estimated useful life. Assets under construction represents freehold land and buildings, software, network and support equipment and includes all direct expenditure but excludes the costs of abnormal amounts of waste material, labor, or other resources incurred in the production of self-constructed assets.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2.
SIGNIFICANT ACCOUNTING POLICIES (continued)
The expected useful lives assigned to groups of property, plant and equipment are:
Years
Freehold buildings
40 to 50
Leasehold buildings
25
Network equipment
Cables
10 to 28
Switching equipment
5 to 15
Transmission equipment
15
Other
2 to 15
Support equipment
5 to 10
Furniture and office equipment
3 to 10
Data processing equipment and software
3 to  5
Other
5 to 10
Impairment of assets
The Group regularly reviews its assets and financial instruments for any indication of impairment. With respect to long lived assets, the Group recognizes an impairment loss when indicators including changes in technological, market, economic, legal and operating environments occur and result in changes of the assets' estimated remaining useful life.
The recoverable amount of assets is measured using the higher of the present value of projected cash flows covering the remaining useful lives of the assets, and the net realizable value. Impairment losses are recognized when the assets' carrying value exceeds its estimated recoverable amount.
Site restoration cost
Restoration of sites after decommissioning of assets are identified on a case by case basis. Restoration costs are provided for when it becomes probable that such costs will be incurred.
Repairs and maintenance
The Group expenses all costs associated with the repair and maintenance of its telecommunications network, unless this adds to the value of the assets or prolong the useful lives.
Intangible assets
Intangible assets, including goodwill, are stated at cost and amortized on a straight-line basis over the anticipated period of benefit. Amortization commences when the asset is available for its intended use.
The expected useful lives assigned to intangible assets are:
Years
Licences
5 to 20
Goodwill
3 to 20
Trademarks, copyrights and other
3 to  5
Borrowing costs
Financing costs directly associated with the acquisition or construction of assets that require more than three months to complete and place in service are capitalized at interest rates relating to loans specifically raised for that purpose, or at the weighted average borrowing rate where the general pool of Group borrowings was utilized. Other borrowing costs are expensed as incurred.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2.
SIGNIFICANT ACCOUNTING POLICIES (continued)
Inventories
Inventories are stated at the lower of cost, determined on a weighted average basis, or estimated net realizable value.
Financial instruments
Recognition
All financial instruments are initially recognized at cost, including transaction costs, when the Group becomes a party to their contractual arrangements. Gains and losses arising on changes in fair value of these instruments are recognized in income in the period they occur, except for those classified as "available-for-sale" which are taken directly to equity.
Subsequent to initial recognition, financial assets classified as "held-for-trading" and "available-for-sale" are measured at fair value and those classified as "loans and receivables originated by the enterprise" and "held-to-
maturity" at amortized cost. Receivables, loans advanced, interest-bearing borrowings and other financial liabilities are measured at amortized cost where a maturity date exists, or at cost if no maturity date exists. Amortized cost is calculated on the effective interest rate method.
Fair value adjustments on unlisted investments are made if the value can be measured reliably.
Derecognition
On derecognition of a financial asset or liability, the difference between the consideration and the carrying amount on the trade date is included in income. On derecognition of "available-for-sale'' assets, the fair value adjustment relating to prior revaluations of assets is transferred from equity and recognized in income.
Trade and other receivables
Trade receivables are recognized and carried at original invoice amount less an allowance for uncollectables. Based on historical performance with the fixed-line business, an allowance of 2% is raised for debt outstanding for less than 30 days. For debts older than 30 days an allowance of 10% is used, increasing to 100% for debts in excess of
120 days. Bad debts are written-off when the collection process has been exhausted.
The mobile business' policy for determining the allowance for doubtful accounts in full (unless arrangements have been made with the debtors for payment) is as follows:
The provision for doubtful receivables covers losses where there is objective evidence that probable losses are present in components of the receivable portfolio at the balance sheet date. These have been estimated based upon historical patterns of losses in each component, the credit ratings allocated to the customers and reflecting the current economic climate in which the borrowers operate. When a receivable is uncollectable, it is written off to the income statement; subsequent recoveries are credited to the income statement.
Bills of exchange and promissory notes
Bills of exchange and promissory notes held to maturity are measured at amortized cost using the effective interest rate method. Those that do not have a fixed maturity are carried at cost of the consideration given.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, deposits held on call and term deposits with maturity of less than three months.
Derivative financial instruments
Effective April 1, 2001, all derivative financial instruments are measured at fair value subsequent to initial recognition with gains and losses taken to finance charges. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap contracts are determined as the difference in the present value of the future net interest cash flows. The fair value of currency swaps is determined with reference to the present value of expected future cash flows. The Group's derivative transactions, while providing effective economic hedges under the risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Upon initial application of IAS 39, on April 1, 2001, the Group recorded the fair value of the existing forward contracts on the balance sheet and the corresponding gain was recognized as an adjustment to the opening balance of retained earnings.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2.
SIGNIFICANT ACCOUNTING POLICIES (continued)
Prior to April 1, 2001, the Group entered into foreign exchange forward contracts to hedge the Group's exposure to fluctuations in foreign currency exchange rates on specific transactions. Up to March 31, 2001, gains and losses due to changes in spot rates on forward contracts designated as hedges of identifiable foreign currency firm commitments were deferred and included in the measurement of the related foreign currency transactions. Gains and losses due to changes in spot rates on forward contracts designated as hedges of existing assets and liabilities were recorded to the income statement to offset the currency gain or loss from the instrument being hedged. The portion of the premium paid over or received relating to the firm commitment period was included in the measurement of the basis of the related foreign currency transaction when recorded. Any remaining premium was amortized over the life of the foreign exchange contract to the income statement. Foreign exchange contract costs incurred in covering currency loans are expensed over the period of the contract and are included in finance costs.
Prior to April 1, 2001, the Group entered into interest rate swap agreements in order to manage interest rate exposure. The net interest paid or received on the swaps was recognized as interest expense.
Prior to April 1, 2001, the Group entered into cross-currency interest rate swap agreements in order to manage exposures to interest rates and fluctuations in foreign currency exchange rates. The net interest paid or received on the swaps was recognized as an interest expense. Gains and losses due to changes in spot rates on the contracts used for hedging were recorded to the income statement to offset the currency gain or loss from the instrument being hedged.
Repurchase agreements
Securities sold under repurchase agreements are not derecognized. These transactions are treated as collateralized arrangements and classified as non-trading liabilities.
Securities purchased under repurchase agreements are not recognized. These transactions are treated as collateralized lending arrangements and classified as loans originated by the enterprise. Originated loans are recorded at amortized cost.
All associated finance charges are taken to income.
Bridge Liquidity Transactions
New bonds issued are measured at amortized cost based on the yield to maturity of the new issue.
Bonds are derecognized when the obligation specified in the contract is discharged. The difference between the carrying value of the bond and the amount paid to extinguish the obligation is included in income.
Bonds issued where Telkom is a buyer and seller of last resort are carried at amortized cost. The Group does not actively trade in bonds.
Foreign currencies
The measurement currency of the Group is the South African Rand ("ZAR").
Transactions denominated in foreign currencies are translated at the rate of exchange at the transaction date.
Monetary items denominated in foreign currencies are translated at the rate of exchange at the balance sheet date.
Realized and unrealized gains and losses on foreign exchange are included in finance charges.
Assets and liabilities of foreign entities are translated at the foreign exchange rates ruling at the balance sheet date.
Income, expenditure and cash flow items are remeasured at the actual foreign exchange rate or average foreign exchange rates for the period. Exchange differences on consolidation are classified as part of the foreign currency translation reserve, until disposal of the investment. Any fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Group and translated at the foreign exchange rates on transaction date.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2.
SIGNIFICANT ACCOUNTING POLICIES (continued)
Taxation
Current taxation
The charge for current taxation is based on the results for the period and is adjusted for items that are non-
assessable or disallowed. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred taxation
Deferred taxation is accounted for using the balance sheet liability method at current rates in respect of temporary differences. Deferred tax assets are recognized to the extent that future taxable profits are likely to be available for set off.
Secondary Taxation on Companies
Secondary Taxation on Companies (STC) is provided for at a rate of 12.5% on the amount of the net dividend declared by the Group. It is recorded as a tax expense when dividends are declared.
Employee benefits
Post-employment benefits
The Group provides defined benefit and defined contribution plans for the benefit of employees. These plans are funded by the employees and the Group, taking into account recommendations of the independent actuaries.
The post retirement medical and telephone rebate liabilities are unfunded.
Defined contribution plans
The Group's funding of the defined contribution plans is charged to the income statement in the same period as the related service is provided.
Defined benefit plans
The Group provides defined benefit plans for pension, medical aid costs, and telephone rebates to qualifying employees. The Group's net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered.
The amount recognized in the balance sheet represents the present value of the defined benefit obligations, calculated using the projected unit credit method, as adjusted for unrecognized actuarial gains and losses, unrecognized past service costs and reduced by the fair value of plan assets. The amount of any surplus recognized is limited to unrecognized actuarial losses and past service costs plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recognized.
Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized gains and losses for each individual plan exceed 10% of the greater of the present value of the Group's obligation or the fair value of plan assets. These gains or losses are amortized on a straight-line basis over ten years.
Past service costs are recognized immediately to the extent that the benefits are vested, otherwise they are recognized on a straight-line basis over the average period the benefits become vested.
Short-term employee benefits
The cost of all short-term employee benefits is recognized during the period employees render services.
Leave benefits
Holiday leave is provided for over the period that the leave accrues and is subject to a cap. Sick leave is provided for on days accrued and is also subject to a cap.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2.
SIGNIFICANT ACCOUNTING POLICIES (continued)
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement age or when an employee accepts voluntary redundancy in exchange for benefits. Termination benefits are recognized when it is probable that the expenses will be incurred.
Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.
Revenue
Revenue for services is stated at amounts invoiced to customers and excludes Value Added Tax.
The Group provides fixed-line communication services and mobile communication services, directory services and communication related products. The Group provides such services to business, residential, payphone and mobile customers. Revenue represents the value of fixed consideration that has been received or is receivable.
Revenue is recognized when there is evidence of an arrangement, collectability is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. The Group does not provide customers with the right to a refund.
Subscriptions
The Group provides telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation which are recognized as revenue upon activation. Costs incurred on first time installations that form an integral part of the network are capitalized and depreciated over the life of the network. All other installation and activation costs are expensed as incurred.
Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognized over the subscription period.
Airtime, traffic and value-added services
Prepaid traffic service revenue collected in advance is deferred and recognized based on actual usage or upon expiration of the usage period or whichever comes first. The terms and conditions of certain prepaid products allow the carry over of unused minutes; revenue related to the carry over of unused minutes is deferred until usage or expiration. Payphone service revenue is recognized when the service is provided. Community phone revenue collected in advance is deferred and recognized based on actual usage or upon expiration of the usage period, whichever comes first. Interconnection revenue for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services is recognized when the call is placed or the connection provided. Revenue related to products and value-added services is recognized upon delivery and acceptance of the product or service.
Telkom provides incentives to its retail payphone card distributors as trade discounts. Incentives are based on sale volume and value. Revenue for retail payphone cards is recorded as traffic revenues, net of these discounts as the cards are used.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2.
SIGNIFICANT ACCOUNTING POLICIES (continued)
Equipment sales
Sales of communication equipment are recognized upon delivery to the customer.
Directory services
Revenue related to published directory services is recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenue is recognized when the service is provided.
Other
Dividends from investments are recognized on the date that the dividend is declared. Interest is recognized on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.
Incentives
Vodacom pays incentives to service providers and dealers for new activations, retention of existing customers and reaching specified sales targets. These incentives are expensed as incurred.
Vodacom also pays distribution incentives to service providers and dealers for exclusivity, distribution assets and distribution subsidies, which are deferred and expensed over the contractual relationship period.
Leases
Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.
Assets acquired in terms of finance leases are capitalized at the lower of fair value or the present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. Lease finance costs are charged against income over the term of the lease using the effective interest rate method.
Segmental reporting
The Group is managed in two business segments: Fixed-line and Mobile. The basis of segment reporting is representative of the Group's internal reporting structure, which is in accordance with IFRS. The Group's two segments operate mainly in South Africa but the mobile segment has businesses in certain other African countries.
The Fixed-line business segment provides local telephony, domestic and international long distance services as well as leased lines, data transmission, directory services and internet access.
The Mobile business segment provides mobile telephony services as well as the sale of mobile equipment.
Inter-segment sales are accounted for in the same way as sales to third parties at current market prices.
Marketing
Marketing costs are recognized as an expense as incurred.
Comparatives
Certain comparative figures have been reclassified in accordance with current period classifications and presentation.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
3.
OPERATING REVENUE   . . . . . . . . . . . . . . . . . .
31,352
34,197
37,600
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
26,100
27,606
29,199
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
5,252
6,591
8,401
Fixed line   . . . . . . . . . . . . . . . . . . . . . . . . . . .
26,100
27,606
29,199
Subscriptions, connections and other usage  . . . . . . . . . .
4,197
4,410
4,595
Traffic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
16,409
17,168
18,001
Domestic (local and long distance)  . . . . . . . . . . . .
8,280
8,670
9,178
Fixed-to-mobile  . . . . . . . . . . . . . . . . . . . . . .
6,845
7,323
7,539
International (outgoing)  . . . . . . . . . . . . . . . . . .
1,284
1,175
1,284
Interconnection  . . . . . . . . . . . . . . . . . . . . . . . . .
1,706
1,645
1,598
Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3,150
3,729
4,265
Directories and other  . . . . . . . . . . . . . . . . . . . . . .
638
654
740
4.
OTHER INCOME   . . . . . . . . . . . . . . . . . . . . . .
206
144
234
Profit on disposal of investments, property, plant and equipment
43
31
105
Sundry  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
163
113
129
Other income was previously classified as part of investment income and operating expenses under selling, general and
administrative expenses.
5.
OPERATING EXPENSES
Operating expenses comprise:
5.1
Employee expenses   . . . . . . . . . . . . . . . . . . . . . .
6,590
7,166
7,208
Salaries and wages  . . . . . . . . . . . . . . . . . . . . . . .
4,336
4,877
4,555
Retirement and pension funds  . . . . . . . . . . . . . . . . .
128
81
40
Interest cost  . . . . . . . . . . . . . . . . . . . . . . . . .
128
119
86
Curtailment gain  . . . . . . . . . . . . . . . . . . . . . . .
-
(38)
(9)
Realization of fund reserve  . . . . . . . . . . . . . . . . .
-
-
(37)
Pension contributions . . . . . . . . . . . . . . . . . . . . . .
468
499
470
Post retirement medical aid  . . . . . . . . . . . . . . . . . .
(27)
234
262
Current service cost  . . . . . . . . . . . . . . . . . . . . .
50
20
20
Interest cost  . . . . . . . . . . . . . . . . . . . . . . . . .
348
224
225
Actuarial gain  . . . . . . . . . . . . . . . . . . . . . . . .
(16)
(5)
(5)
Settlement (gain)/loss  . . . . . . . . . . . . . . . . . . . .
(86)
11
-
Curtailment (gain)/loss  . . . . . . . . . . . . . . . . . . .
(323)
(16)
22
Medical aid contributions  . . . . . . . . . . . . . . . . . . .
383
379
389
Sick leave and telephone rebates . . . . . . . . . . . . . . . .
12
(5)
50
Current service cost/(gain)  . . . . . . . . . . . . . . . . .
3
(15)
37
Interest cost  . . . . . . . . . . . . . . . . . . . . . . . . .
9
10
24
Actuarial gain  . . . . . . . . . . . . . . . . . . . . . . . .
-
-
(11)
Other benefits . . . . . . . . . . . . . . . . . . . . . . . . . .
1,803
1,320
1,696
Restructuring expense  . . . . . . . . . . . . . . . . . . . . .
132
373
244
Employee expenses capitalized  . . . . . . . . . . . . . . . .
(645)
(592)
(498)

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
5.1
Employee expenses (continued)
Curtailment (gain)/loss
The curtailment (gain)/loss resulted from a material reduction in the number of participants covered by the retirement and
pension funds and the post retirement medical aid. This, in turn, resulted in a required adjustment to the present value of the obligation.
Settlement (gain)/loss
The settlement (gain)/loss resulted from a transaction between the Group and participants of the post-retirement medical aid.
The participants were offered a lump sum in exchange for their right to receive specified post-employment benefits.
Other benefits
Other benefits include motor allowances, performances,
incentive and service bonuses.
Restructuring
The Group recognizes the cost of restructuring charges
associated with management's plan to reduce the size of its
work force to a comparable level for world-class
telecommunication companies.
The total number of employees affected by the restructuring
is 2,124 (2002: 2,960, 2001: 4,362). These employees include operating personnel, product development and corporate staff.
5.2
Payments to other operators   . . . . . . . . . . . . . . . . .
4,983
5,762
6,185
5.3
Selling, general and administrative expenses   . . . . . . . .
7,118
8,402
7,888
Selling and administrative expenses  . . . . . . . . . . . . . .
4,157
5,137
4,891
Maintenance  . . . . . . . . . . . . . . . . . . . . . . . . . .
2,076
2,202
2,169
Marketing . . . . . . . . . . . . . . . . . . . . . . . . . . . .
592
617
622
Property, plant and equipment impairment losses and write-offs
(Note 9) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
279
445
189
Impairment provisions raised  . . . . . . . . . . . . . . . .
119
398

Write-offs  . . . . . . . . . . . . . . . . . . . . . . . . . .
160
47
189
Loss on disposal of investments, property, plant and equipment
14
1
1
Goodwill impairment . . . . . . . . . . . . . . . . . . . . . .
-
-
16

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
5.4
Services rendered   . . . . . . . . . . . . . . . . . . . . . . .
1,539
2,195
2,541
Facilities and property management  . . . . . . . . . . . . . .
370
1,096
1,086
Consultancy services  managerial fees  . . . . . . . . . . . .
290
382
574
Security and other  . . . . . . . . . . . . . . . . . . . . . . .
852
690
759
Auditors' remuneration . . . . . . . . . . . . . . . . . . . . .
27
27
122
Audit fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
13
15
42
Company auditors  . . . . . . . . . . . . . . . . . . . . . .
10
12
38
Current year  . . . . . . . . . . . . . . . . . . . . . . . .
10
11
28
Prior year underprovision  . . . . . . . . . . . . . . . . .

1
10
Other auditors  . . . . . . . . . . . . . . . . . . . . . . . .
3
3
4
Auditors' remuneration  other services  . . . . . . . . . . . .
14
12
9
Company auditors  . . . . . . . . . . . . . . . . . . . . . .
9
9
5
Other auditors  . . . . . . . . . . . . . . . . . . . . . . . .
5
3
4
Telkom SA Limited IPO related fees  . . . . . . . . . . . . .
 -
 -
71
Company auditors  . . . . . . . . . . . . . . . . . . . . . .
 -
 -
42
Current year  . . . . . . . . . . . . . . . . . . . . . . . .
 -
 -
32
Prior year underprovision  . . . . . . . . . . . . . . . . .
 -
 -
10
Other auditors  . . . . . . . . . . . . . . . . . . . . . . . .
 -
 -
29
5.5
Operating leases   . . . . . . . . . . . . . . . . . . . . . . . .
1,292
1,217
1,205
Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
297
316
283
Transmission and data lines  . . . . . . . . . . . . . . . . . .
5
 -
7
Equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . .
56
59
65
Vehicles . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
934
842
850
5.6
Depreciation and amortization  . . . . . . . . . . . . . . . .
5,052
5,408
6,293
Depreciation of property, plant and equipment   . . . . . . . .
4,920
5,283
6,146
Freehold buildings  . . . . . . . . . . . . . . . . . . . . . .
197
190
271
Leasehold buildings  . . . . . . . . . . . . . . . . . . . . .
20
22
23
Network equipment  . . . . . . . . . . . . . . . . . . . . .
3,367
3,324
3,865
Support equipment . . . . . . . . . . . . . . . . . . . . . .
406
365
499
Furniture and office equipment  . . . . . . . . . . . . . . .
34
44
49
Data processing equipment and software  . . . . . . . . . .
817
1,262
1,372
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
79
76
67
Amortization of intangible assets  . . . . . . . . . . . . . . .
132
125
147
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . .
75
66
73
Trademarks, copyrights and other  . . . . . . . . . . . . . .
55
53
67
Licenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .
2
6
7

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
6.
FINANCE CHARGES   . . . . . . . . . . . . . . . . . . . .
3,137
2,550
4,154
Interest payable and loan discount amortized   . . . . . . .
2,560
2,550
4,154
Local debt  . . . . . . . . . . . . . . . . . . . . . . . . . . .
2,173
2,690
2,642
Foreign debt  . . . . . . . . . . . . . . . . . . . . . . . . . .
559
599
375
Less: Finance costs capitalized . . . . . . . . . . . . . . . . .
(160)
(104)
(148)
Foreign exchange (gains)/losses  . . . . . . . . . . . . . . . .
(12)
2,401
(761)
Fair value adjustments on derivative instruments  . . . . . . .
-
(3,036)
2,046
Hedging costs   . . . . . . . . . . . . . . . . . . . . . . . . .
577
-
-
Capitalization rate  . . . . . . . . . . . . . . . . . . . . . . .
13.01%
13.48%
13.56%
7.
TAXATION   . . . . . . . . . . . . . . . . . . . . . . . . . .
715
873
1,049
South African normal company taxation   . . . . . . . . . .
470
787
678
Current tax  . . . . . . . . . . . . . . . . . . . . . . . . . .
471
581
682
(Overprovision)/underprovision for prior years  . . . . . . .
(1)
206
(4)
Deferred taxation   . . . . . . . . . . . . . . . . . . . . . . .
214
48
322
Temporary differences  . . . . . . . . . . . . . . . . . . . .
224
326
300
(Overprovision)/underprovision for prior years  . . . . . . .
(10)
(278)
22
Secondary Tax on Companies   . . . . . . . . . . . . . . . .
29
37
47
Foreign tax  . . . . . . . . . . . . . . . . . . . . . . . . . . .
2
1
2
Reconciliation of taxation rate   . . . . . . . . . . . . . . . .
%
%
%
Effective rate  . . . . . . . . . . . . . . . . . . . . . . . . . .
29.8
40.5
37.7
South African normal rate of taxation  . . . . . . . . . . . . .
30.0
30.0
30.0
Adjusted for:   . . . . . . . . . . . . . . . . . . . . . . . . .
(0.2)
10.5
7.7
Exempt income  . . . . . . . . . . . . . . . . . . . . . . . . .
(15.5)
(4.6)
(1.2)
Disallowable expenditure  . . . . . . . . . . . . . . . . . . .
13.2
17.0
5.4
Temporary differences in joint venture   . . . . . . . . . . . .
(0.2)
(0.4)
-
Tax losses not utilized  . . . . . . . . . . . . . . . . . . . . .
1.1
-
-
Secondary Tax on Companies  . . . . . . . . . . . . . . . . .
1.3
1.7
1.7
(Overprovision)/underprovision for prior years  . . . . . . . .
(0.1)
(3.2)
0.6
Foreign tax  . . . . . . . . . . . . . . . . . . . . . . . . . . .
-
-
1.2
The high effective rate for 2002 was primarily due to non-
deductible losses relating to a supplier dispute and
resolution of Section 32 dispute with the South African
Revenue Services.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
8.
EARNINGS PER SHARE
Basic and diluted earnings per share (cents)   . . . . . . . . .
291.2
219.2
292.6
The calculation of earnings per share is based on net profit for the year (earnings) of R1,630m (2002:  R1,221m,

2001: R1,622m) and ordinary shares in issue of 557,031,819
(2002: 557,031,819, 2001: 557,031,819).
9.
PROPERTY, PLANT AND EQUIPMENT
2003
2002
Accumulated
Carrying
Accumulated
Carrying
Cost
depreciation
value
Cost
depreciation
value
Rm
Rm
Rm
Rm
Rm
Rm
Freehold land and buildings  .
3,821
(1,099)
2,722
3,548
(829)
2,719
Leasehold buildings  . . . . .
799
(164)
635
758
(141)
617
Network equipment  . . . . .
54,369
(23,360)
31,009
50,448
(20,032)
30,416
Support equipment  . . . . .
3,785
(2,198)
1,587
3,090
(1,634)
1,456
Furniture and office
equipment  . . . . . . . . . .
419
(213)
206
392
(167)
225
Data processing equipment
and software  . . . . . . . . .
7,770
(4,550)
3,220
7,217
(3,677)
3,540
Under construction  . . . . .
1,464

1,464
2,700

2,700
Other  . . . . . . . . . . . .
480
(277)
203
496
(251)
245
72,907
(31,861)
41,046
68,649
(26,731)
41,918

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
9.
PROPERTY, PLANT AND EQUIPMENT (continued)
2001
Accumulated
Carrying
Cost
depreciation
value
Rm
Rm
Rm
Freehold land and buildings  . . . . . . . . . . . . . . . . . . . . . .
3,226
(641)
2,585
Leasehold buildings  . . . . . . . . . . . . . . . . . . . . . . . . . .
608
(120)
488
Network equipment  . . . . . . . . . . . . . . . . . . . . . . . . . .
46,904
(19,348)
27,556
Support equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . .
2,874
(1,432)
1,442
Furniture and office equipment  . . . . . . . . . . . . . . . . . . . .
333
(125)
208
Data processing equipment and software  . . . . . . . . . . . . . . .
6,513
(2,748)
3,765
Under construction  . . . . . . . . . . . . . . . . . . . . . . . . . . .
2,408
-
2,408
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
556
(304)
252
63,422
(24,718)
38,704
The carrying amounts of investments, property, plant and equipment can be reconciled as follows:
Carrying                                                Foreign
Carrying
value at
currency
value at
beginning
translation                                                                         end
of
of year
Additions
Transfers
reserve
Write-offs
Disposals Depreciation
year
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2003
Freehold land and buildings   .  .
2,719
19
258
(1)
(1)
(1)
(271)
2,722
Leasehold buildings  . . . . . .
617
41
-
-
-
-
(23)
635
Network equipment  . . . . . . .
30,416
2,479
2,297
(207)
(103)
(8)
(3,865)
31,009
Support equipment  . . . . . . .
1,456
341
295
(4)
(2)
-
(499)
1,587
Furniture and office equipment   .
225
22
9
(1)
-
-
(49)
206
Data processing equipment and
software  . . . . . . . . . . . . .
3,540
354
739
(11)
(27)
(3)
(1,372)
3,220
Under construction  . . . . . . .
2,700
2,416
(3,591)
-
(54)
(7)
-
1,464
Other  . . . . . . . . . . . . . .
245
40
(7)
(2)
(2)
(4)
(67)
203
41,918
5,712
-
(226)
(189)
(23)
(6,146)
41,046
Carrying                                                Foreign
Carrying
value at
currency  Impairment
value at
beginning
translation               and
end
of
of year
Additions
Transfers
reserve
Write-offs
Disposals Depreciation
year
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2002
Freehold land and buildings   .  .
2,585
1
324
-
-
(1)
(190)
2,719
Leasehold buildings  . . . . . .
488
47
104
-
-
-
(22)
617
Network equipment  . . . . . . .
27,556
1,719
4,479
65
(12)
(67)
(3,324)
30,416
Support equipment  . . . . . . .
1,442
-
379
-
-
-
(365)
1,456
Furniture and office equipment   .
208
67
-
-
-
(6)
(44)
225
Data processing equipment
and software  . . . . . . . . . .
3,765
337
935
-
(219)
(16)
(1,262)
3,540
Under construction  . . . . . . .
2,408
6,727
(6,221)
-
(214)
-
-
2,700
Other  . . . . . . . . . . . . . .
252
106
-
1
-
(38)
(76)
245
38,704
9,004
-
66
(445)
(128)
(5,283)
41,918

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
9.
PROPERTY, PLANT AND EQUIPMENT (continued)
Carrying
Carrying
value at
Business
Impairment
value at
beginning
combin-
and
end of
of year
Additions
ations
Transfers
Write-offs
Disposals Depreciation
year
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2001
Freehold land and buildings   .  .
2,266
-
-
536
-
(20)
(197)
2,585
Leasehold buildings  . . . . . .
468
55
-
-
-
(15)
(20)
488
Network equipment  . . . . . . .
23,477
1,235
116
6,269
(160)
(14)
(3,367)
27,556
Support equipment  . . . . . . .
1,307
85
-
463
-
(7)
(406)
1,442
Furniture and office equipment   .
202
18
-
29
-
(7)
(34)
208
Data processing equipment
and software  . . . . . . . . . .
2,912
224
-
1,482
-
(36)
(817)
3,765
Under construction  . . . . . . .
3,229
8,181
-
(8,811)
(119)
(72)
-
2,408
Other  . . . . . . . . . . . . . .
249
91
-
32
-
(41)
(79)
252
34,110
9,889
116
-
(279)
(212)
(4,920)
38,704
The average time taken to construct assets varies between three and four months.
Full details of fixed properties are available for inspection at the registered office of the Company.
2001
2002
2003
Rm
Rm
Rm
Impairment and write-off of assets   . . . . . . . . . . . . .
279
445
189
Assets under construction   . . . . . . . . . . . . . . . . . . .
119
214
54
Assets relating to information technology development that,
due to a supplier dispute, are not re-usable, have been
impaired in full  . . . . . . . . . . . . . . . . . . . . . . . . .
119
179
-
Certain information technology support system development
found not to be economically viable, resulted in a full
write-off  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-
35
-
Assets under construction written-off  . . . . . . . . . . . . .
-
-
54
Data processing equipment and software   . . . . . . . . . . .
-
219
27
Assets relating to information technology development that,
due to a supplier dispute, are not re-usable, have been impaired in full  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-
167
-
Telkom assessed its software in 2003 which resulted in the
writing-off of computer software  . . . . . . . . . . . . . . .
-
-
27
The Group implemented a new billing system during 2002.
The carrying value of the previous billing system was
impaired in full  . . . . . . . . . . . . . . . . . . . . . . . . .
-
52
-
Network equipment
Decommissioned and obsolete equipment written-off    .  .  .  .
160
12
103
Other
Support equipment, buildings and other assets written-off   .  .
-
-
5

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
10.
INTANGIBLE ASSETS
2003
2002
Accumulated
Carrying
Accumulated        Carrying
Cost
amortization
value
Cost
amortization
value
Rm
Rm
Rm
Rm
Rm
Rm
Goodwill  . . . . . . . . . .
460
(241)
219
493
(185)
308
Trademarks, copyrights
and other  . . . . . . . . . .
322
(228)
94
274
(127)
147
Licences  . . . . . . . . . . .
95
(44)
51
104
(29)
75
877
(513)
364
871
(341)
530
2001
Accumulated        Carrying
Cost
amortization
value
Rm
Rm
Rm
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
299
(119)
180
Trademarks, copyrights and other  . . . . . . . . . . . . . . . . . . .
277
(74)
203
Licences  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
54
(22)
32
630
(215)
415
The carrying amounts of intangible assets can be reconciled as follows:
Carrying                                                                   Foreign
Carrying
value at
currency
value at
beginning
translation                                            end
of
of year
Additions       Impairment
reserve    Amortisation
year
Rm
Rm
Rm
Rm
Rm
Rm
2003
Goodwill  . . . . . . . . . . . .
308
-
(16)
-
(73)
219
Trademarks, copyrights and
other  . . . . . . . . . . . . . .
147
14
-
-
(67)
94
Licences  . . . . . . . . . . . .
75
-
-
(17)
(7)
51
530
14
(16)
(17)
(147)
364
During the year management reassessed the expected future economic benefit of the intellectual property included in trademarks and copyrights. Based on this assessment management expected these intangible assets to have no useful life beyond year end, which resulted in an increased amortization for the current year.
Impairment of goodwill
The Group impaired the goodwill arising on the acquisition of 40% of Swiftnet (Proprietary) Limited as a result of the current performance of that company.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
10.
INTANGIBLE ASSETS (continued)
Carrying                                                                   Foreign
Carrying
value at
currency
value at
beginning
translation                                            end
of
of year
Additions
Disposals
reserve    Amortisation
year
Rm
Rm
Rm
Rm
Rm
Rm
2002
Goodwill  . . . . . . . . . . . .
180
194
-
-
(66)
308
Trademarks, copyrights
and other  . . . . . . . . . . . .
203
-
(3)
-
(53)
147
Licences  . . . . . . . . . . . .
32
48
(8)
9
(6)
75
415
242
(11)
9
(125)
530
Carrying                                                                 Carrying
value at
value at
beginning
end of
of year
Additions    Amortisation
year
Rm
Rm
Rm
Rm
2001
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . .
187
68
(75)
180
Trademarks, copyrights and other  . . . . . . . . . . . . .
251
7
(55)
203
Licences  . . . . . . . . . . . . . . . . . . . . . . . . . . .
32
2
(2)
32
470
77
(132)

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
11.
INVESTMENTS   . . . . . . . . . . . . . . . . . . . . . . .
576
751
1,086
Unlisted   . . . . . . . . . . . . . . . . . . . . . . . . . . . .
102
102
9
Intelsat
Nil% (2002: 1.16%, 2001: 1.16%) interest in International
Telecommunications Satellite Organization, headquartered
in Washington DC, USA at cost  . . . . . . . . . . . . . . . .
92
92
-
Telkom disposed of its investment in Intelsat effective
December 30, 2002.
Inmarsat
0.30% (2002: 0.30%, 2001: 0.30%) interest in International
Mobile Satellite Services Organization, headquartered in
London, United Kingdom, at cost  . . . . . . . . . . . . . . .
9
9
9
Rascom
1.07% (2002: 1.18%, 2001: 1.53%) interest in Regional African
Satellite Communications Organization, headquartered in
Abidjan, Ivory Coast at cost  . . . . . . . . . . . . . . . . . .
1
1
-
Cost  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1
1
1
Provision for devaluation of investment . . . . . . . . . . .
-
-
(1)
A reliable fair value could not be determined for unlisted
investments. The directors' valuations are based on the
Group's interest in the entities' net asset values converted at year-end exchange rates.
The aggregate directors' valuation of the above unlisted
investments is R20.2m (2002: R292.6m, 2001: R171.9m)
based on the net asset values.
Listed  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
27
77
40
New Skies N.V.
0.89% (2002: 0.89%, 2001: 1.16%) interest in New Skies
Satellite N.V., headquartered in The Hague, Netherlands at
fair value (2001 at cost)  . . . . . . . . . . . . . . . . . . . .
27
77
40
Market value: R40.0m (2002: R77.0m, 2001: Directors'
valuation  R72.0m).

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
11.
INVESTMENTS (continued)
Other investments   . . . . . . . . . . . . . . . . . . . . . . .
447
601
1,063
ABSA Bank Limited  . . . . . . . . . . . . . . . . . . . . . .
-
-
34
Vodacom Congo (RDC) s.p.r.l's deposit account amounts to

EURO 8m (Group share: EURO 4m), which is charged as security for the extended credit facility of Vodacom Congo (RDC)
s.p.r.l, and bears interest at EURIBOR less 2%. The deposit
is refundable once the extended credit facility is repaid.
Planetel Communication Limited  . . . . . . . . . . . . . . .
-
-
27
The loan of US$7m (Group share: US$3m) issued during
the current year, bears interest at LIBOR plus 5%. Planetel
Communication Limited utilized this loan to ensure
sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalized
interest are collateralized by cession over all cash
distributions and pledge over the shares of Vodacom
Tanzania Limited. All the shareholders subordinated their
loans to Vodacom Tanzania Limited for the duration of the
project finance funding.
Caspian Construction Company Limited  . . . . . . . . . . .
-
-
33
The loan of US$8m (Group share: US$4m) issued during
the current year, bears interest at LIBOR plus 5%. Caspian
Construction Company Limited utilized this loan to ensure
sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalized
interest are collateralized by cession over all cash
distributions and pledge over the shares of Vodacom
Tanzania Limited. All the shareholders subordinated their
loans to Vodacom Tanzania Limited for the duration of the
project finance funding.
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
447
601
969
Linked insurance policies - Coronation fund manager  .  .  .
-
211
330
Linked insurance policies - Investec fund manager   .  .  .  .
-
33
20
Ordinary shares - Listed  Investec fund manager   .  .  .  .  .
-
75
116
Cash - Investec  . . . . . . . . . . . . . . . . . . . . . . .
-
-
26
Other money markets  . . . . . . . . . . . . . . . . . . . .
-
240
477
Government stock  . . . . . . . . . . . . . . . . . . . . . .
-
1
-
Unlisted  . . . . . . . . . . . . . . . . . . . . . . . . . . .
447
41
-
Less: Short term investments   . . . . . . . . . . . . . . . . . .
-
(29)
(26)
Other investments  . . . . . . . . . . . . . . . . . . . . . . .
-
(29)
(26)
Included in other investments is R938m (2002: R560m, 2001:
R440m) that will be used to fund the post-retirement medical aid liability. These investments have been made through a cell captive that has been consolidated in full.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
12.
DEFERRED TAXATION  . . . . . . . . . . . . . . . . . . .
853
549
240
Balance at beginning of year   . . . . . . . . . . . . . . . . .
1,069
853
549
Adoption of IAS 39   . . . . . . . . . . . . . . . . . . . . . .
-
(250)
-
Income statement movements   . . . . . . . . . . . . . . . .
(216)
(48)
(322)
Temporary differences  . . . . . . . . . . . . . . . . . . . .
(224)
(326)
(300)
Underprovision/(overprovision) prior year  . . . . . . . . .
8
278
(22)
Foreign equity revaluation   . . . . . . . . . . . . . . . . . .
-
(6)
13
The balance comprises:   . . . . . . . . . . . . . . . . . . . .
853
549
240
Capital allowances  . . . . . . . . . . . . . . . . . . . . . . .
(786)
(2,152)
(2,700)
Provisions and other allowances  . . . . . . . . . . . . . . . .
601
1,379
1,595
Tax losses . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,038
1,322
1,345
Deferred tax balance is made up as follows:   . . . . . . . .
853
549
240
Deferred tax assets  . . . . . . . . . . . . . . . . . . . . . . .
1,168
1,012
737
Deferred tax liabilities  . . . . . . . . . . . . . . . . . . . . .
(315)
(463)
(497)
Tax losses available for set-off against future taxable profits
3,459
4,412
4,581
Unutilized assessed losses for which no deferred
tax assets were raised   . . . . . . . . . . . . . . . . . . . . .
260
225
124
Under South African tax legislation, tax losses for companies continuing to do business do not expire.
13.
INVENTORIES   . . . . . . . . . . . . . . . . . . . . . . . .
861
624
621
Gross inventories  . . . . . . . . . . . . . . . . . . . . . . . .
914
670
696
Provision for obsolete inventories  . . . . . . . . . . . . . . .
(53)
(46)
(75)
Inventories consist of the following categories:  . . . . . . . .
861
624
621
Installation, maintenance and network equipment  . . . . . . .
594
385
374
Merchandise  . . . . . . . . . . . . . . . . . . . . . . . . . .
267
239
247
Provision for obsolete inventories  . . . . . . . . . . . . . . .
53
46
75
Opening balance  . . . . . . . . . . . . . . . . . . . . . . . .
112
53
46
Charged to income  . . . . . . . . . . . . . . . . . . . . . . .
106
89
110
Write-off against provision . . . . . . . . . . . . . . . . . . .
(165)
(96)
(81)
14.
TRADE AND OTHER RECEIVABLES   . . . . . . . . . .
5,852
5,720
6,110
Trade receivables  . . . . . . . . . . . . . . . . . . . . . . . .
4,857
4,858
5,423
Gross trade receivables  . . . . . . . . . . . . . . . . . . .
5,350
5,501
5,760
Provision for doubtful debts  . . . . . . . . . . . . . . . . .
(493)
(643)
(337)
Prepayments and other receivables . . . . . . . . . . . . . . .
995
862
687
Provision for doubtful debts  . . . . . . . . . . . . . . . . . .
493
643
337
Opening balance  . . . . . . . . . . . . . . . . . . . . . . . .
539
493
643
Charged to income  . . . . . . . . . . . . . . . . . . . . . . .
752
984
249
Write-off against provision . . . . . . . . . . . . . . . . . . .
(798)
(834)
(555)

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
15.
INCOME TAX RECEIVABLE   . . . . . . . . . . . . . . . .
1,294
1,081
276
Tax receivable  . . . . . . . . . . . . . . . . . . . . . . . . . .
1,116
899
236
Interest accrued  . . . . . . . . . . . . . . . . . . . . . . . . .
178
182
40
Income tax receivable relates to an over-payment of estimated tax in respect of the 1999 tax year. An assessment has been
received for R276m from the South African Revenue Services
confirming the refund to be made to Telkom.
16.
OTHER FINANCIAL ASSETS   . . . . . . . . . . . . . . . .
2,866
2,819
1,204
Repurchase agreements  . . . . . . . . . . . . . . . . . . . . .
782
100
222
Bills of exchange . . . . . . . . . . . . . . . . . . . . . . . . .
193
10
(68)
Derivative instruments (Note 30)  . . . . . . . . . . . . . . . .
1,891
2,709
1,050
Other financial instruments are made up as follows:   .  .  .  .  .  .
2,866
2,819
1,204
Other financial assets  . . . . . . . . . . . . . . . . . . . . . .
3,425
3,712
1,771
Other financial liabilities . . . . . . . . . . . . . . . . . . . . .
(559)
(893)
(567)
In the current year derivative assets and liabilities have been disclosed as current assets and current liabilities respectively.
Repurchase agreements
The Group actively manages a portfolio of repurchase agreements in the South African capital and money markets, with a view to generating additional investment income on the favourable
interest rates provided on these transactions. Interest received from the borrower is based on the current market-related yield required for South African government and Telkom bonds.
2003
Maturity period
Yield
1 day
11.12%  11.54%  . . . . . . .
151
7 days
10.38%  . . . . . . . . . . . . .
71
222
2002
Maturity period
Yield
7 days
13.30%  . . . . . . . . . . . . .
46
5 days
13.02%  13.30%  . . . . . . .
54
100
2001
Maturity period
Yield
7 days
11.30%  12.40%  . . . . . . .
348
3 days
11.92%  13.30%  . . . . . . .
434
782
Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-
related interest rates, the carrying value approximates the fair value. Collateral in the form of publicly tradable bonds has been delivered in respect of the above transactions.
The terms and conditions of these transactions are governed by signed International Securities Market Association
("ISMA") agreements with all counter parties and the regulations of the Bond Exchange of South Africa
("BESA").
The fair value of such bonds has been derived with reference to BESA quoted prices.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
17.
NET CASH AND CASH EQUIVALENTS   . . . . . . . . . .
867
(98)
837
Cash and bank balances  . . . . . . . . . . . . . . . . . . . . .
306
723
916
Short-term deposits  . . . . . . . . . . . . . . . . . . . . . . .
1,495
1
201
Cash shown as current assets  . . . . . . . . . . . . . . . . . .
1,801
724
1,117
Credit facilities utilized  . . . . . . . . . . . . . . . . . . . . .
(934)
(822)
(280)
Undrawn borrowing facilities
General banking facilities  . . . . . . . . . . . . . . . . . . . .
2,154
3,018
The general banking facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity (Note 31).
18.
SHARE CAPITAL
Authorized and issued share capital and share premium are
made up as follows:
Authorized  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10,000
10,000
10,000
999,999,998 (2002: 1,000,000,000, 2001: 1,000,000,000)
ordinary shares of R10 each  . . . . . . . . . . . . . . . . . . .
10,000
10,000
10,000
1 (2002: Nil, 2001: Nil) Class A ordinary share of R10    .  .  .  .
-
-
-
1 (2002: Nil, 2001: Nil) Class B ordinary share of R10    .  .  .  .
-
-
-
Issued and fully paid   . . . . . . . . . . . . . . . . . . . . . .
8,293
8,293
8,293
557,031,817 (2002: 557,031,819, 2001: 557,031,819)
ordinary shares of R10 each  . . . . . . . . . . . . . . . . . . .
5,570
5,570
5,570
1 (2002: Nil, 2001: Nil) Class A ordinary share of R10    .  .  .  .
-
-
-
1 (2002: Nil, 2001: Nil) Class B ordinary share of R10    .  .  .  .
-
-
-
Share premium  . . . . . . . . . . . . . . . . . . . . . . . . . .
2,723
2,723
2,723
Pursuant to a special resolution passed at a general meeting of
Telkom held on January 16, 2003, Telkom's authorized and
issued share capital was altered by the conversion of one
ordinary share held by Government into one class A ordinary
share with a par value of R10 and one ordinary share held by
Thintana Communications into one class B ordinary share
with a par value of R10.
The class A and B ordinary shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary, class A and class B shares can be obtained from the memorandum of association of Telkom.
At the end of March 31, 2003 the shareholders had not granted the Board authority to issue unissued shares.
Share issue expenses   . . . . . . . . . . . . . . . . . . . . . .
-
(44)
-
Share issue expenses represent costs incurred in 2002 by the
Group in preparation for the initial public offering. These costs were deferred to be written-off against share premium when new shares were issued. However this was expensed on
September 30, 2002 by the Group as the Board decided not to
issue additional shares on date of listing.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
19.
NON-DISTRIBUTABLE RESERVES  . . . . . . . . . . . .
-
134
(11)
Balance at beginning of year   . . . . . . . . . . . . . . . . .
-
-
134
Adoption of IAS 39   . . . . . . . . . . . . . . . . . . . . . .
-
45
-
Movement during year   . . . . . . . . . . . . . . . . . . . .
-
89
(145)
Foreign currency translation reserve
(net of tax of R11m, 2002: (R10m))  . . . . . . . . . . . .
-
49
(121)
Fair value adjustment  . . . . . . . . . . . . . . . . . . . .
-
5
(37)
Life Fund reserve (Cell Captive)  . . . . . . . . . . . . . .
-
35
13
The balance comprises:   . . . . . . . . . . . . . . . . . . . .
-
134
(11)
Foreign currency translation reserve  . . . . . . . . . . . . . .
-
49
(72)
Fair value adjustment on investments  . . . . . . . . . . . . .
-
50
13
Cell Captive reserve  . . . . . . . . . . . . . . . . . . . . . .
-
35
48
The Group has two consolidated cell captives, one used as an investment vehicle and the other for short term insurance. The earnings from the cell captives are transferred to non-
distributable reserves.
20.
RETAINED EARNINGS   . . . . . . . . . . . . . . . . . . .
6,679
8,449
10,066
Balance at beginning of year   . . . . . . . . . . . . . . . . .
5,057
6,679
8,449
Adoption of IAS 39   . . . . . . . . . . . . . . . . . . . . . .
-
584
-
Retained earnings for the year   . . . . . . . . . . . . . . . .
1,622
1,186
1,617
Net profit for the year  . . . . . . . . . . . . . . . . . . . .
1,622
1,221
1,630
Transfer to non-distributable reserves  . . . . . . . . . . . .
-
(35)
(13)
The balance comprises:   . . . . . . . . . . . . . . . . . . . .
6,679
8,449
10,066
Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4,856
5,660
6,367
Joint venture  . . . . . . . . . . . . . . . . . . . . . . . . . .
1,754
2,678
3,485
Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . .
69
111
214
Adoption of IAS 39
On April 1, 2001 the Group prospectively adopted IAS 39
Financial Instruments: Recognition and Measurement.
In accordance with IAS 39, adjustments have been made to
reserves on the date of adoption, while comparative amounts
have not been restated.
Increase in net profit
Gross  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
468
Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(140)
Net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
328
Increase in opening retained earnings
Gross  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
834
Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(250)
Net  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
21.
MINORITY INTEREST   . . . . . . . . . . . . . . . . . . .
116
133
194
Opening balance  . . . . . . . . . . . . . . . . . . . . . . . .
47
116
133
Movement - current year  . . . . . . . . . . . . . . . . . . .
69
17
61
Reconciliation   . . . . . . . . . . . . . . . . . . . . . . . . . . . .
116
133
194
Balance at beginning of year . . . . . . . . . . . . . . . . . .
47
116
133
Acquisition/(disposal)  . . . . . . . . . . . . . . . . . . . . .
3
(41)
-
Share of earnings . . . . . . . . . . . . . . . . . . . . . . . .
68
59
105
Foreign currency translation reserves  . . . . . . . . . . . . .
-
-
(19)
Dividends paid  . . . . . . . . . . . . . . . . . . . . . . . . .
(2)
(1)
(25)
22.
INTEREST BEARING DEBT    . . . . . . . . . . . . . . .
18,991
21,505
16,346
(a) Local debt   . . . . . . . . . . . . . . . . . . . . . . . . .
14,923
17,991
16,000
Locally registered Telkom debt instruments   . . . . . .
11,292
15,101
14,436
Name, maturity, rate p.a., nominal value
TK01, 2008, 10%, R4,491m (2002: R4,594m,
2001: R4,829m)  . . . . . . . . . . . . . . . . . . . . . .
3,666
3,552
3,566
TL08, 2004, 13%, R3,500m (2002: R3,500m,
2001: R3,500m)  . . . . . . . . . . . . . . . . . . . . . .
3,191
3,272
3,368
TL03, 2003, 10.75%, R4,311m (2002: R5,000m,
2001: R2,700m)  . . . . . . . . . . . . . . . . . . . . . .
2,669
4,985
4,306
TL06, 2006, 10.5%, R1,455m (2002: R1,455m,
2001: Nil)  . . . . . . . . . . . . . . . . . . . . . . . . .
-
1,435
1,438
TL20, 2020, 6%, R2,500m (2002: R2,500m,
2001: R2,500m)  . . . . . . . . . . . . . . . . . . . . . .
1,104
1,119
1,136
PP01, 2002, 12.5%, RNil (2002: R200m, 2001: R200m)
196
200
-
PP02, 2010, 0%, R430m (2002: R430m, 2001: R430m)   .
115
132
152
PP03, 2010, 0%, R1,350m (2002: R1,350m,
2001: R1,350m)  . . . . . . . . . . . . . . . . . . . . . .
351
406
470
Local bonds
The local Telkom bonds are unsecured, but contain a
number of restrictive covenants, which limit Telkom's
ability to create encumbrances on revenues or assets, and to secure any indebtedness without securing the outstanding
bonds equally and rateably with such indebtedness. TL20
loan stock contain restrictive financial covenants.
Telkom is a buyer or seller of last resort in the Telkom bond
TK01. To eliminate the resultant exposure Telkom sells or
buys government bonds. The objective of the hedging
relationship is to eliminate price risk whereby value
changes on the TK01 transactions are in total offset by
value changes in the government stock.
Telkom switching certificates
2008, 10.20% to 15.94%  . . . . . . . . . . . . . . . . .
120
-
-

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
22.
INTEREST BEARING DEBT (continued)
(a) Local debt (continued)
Revolving repurchase agreements    . . . . . . . . . . . .
421
21
167
Commercial paper bills   . . . . . . . . . . . . . . . . . .
2,888
2,387
1,397
2003  2005, 13.5% to 15.13%, R1,766m (2002: R2,962m,
2001: R3,699m).
Interest bearing loans   . . . . . . . . . . . . . . . . . . .
200
482
-
Commerzbank AG  . . . . . . . . . . . . . . . . . . . . .
100
100
-
The loan was uncollateralized, bore interest at a fixed
quarterly rate of 13.7% and was repaid on March 17, 2003.
Credit Agricole Indosuez  . . . . . . . . . . . . . . . . . .
100
100
-
The loan was uncollateralized, bore interest at a fixed
quarterly rate of 14.0% NACQ and was repaid on
March 17, 2003.
Vodacom (Proprietary) Limited  . . . . . . . . . . . . . . .
-
13
-
Vodacom Tanzania Limited  . . . . . . . . . . . . . . . . .
-
269
-
The loan of US$47m (Group share: US$24m) from
Standard Bank of London was collateralized, bear interest
at an effective interest rate of LIBOR plus 1.5% and was
repaid during August 2002.
Interest free long-term loans   . . . . . . . . . . . . . . .
2
-
-
Sekha-Metsi Consortium Limited (unsecured).
(b) Foreign debt   . . . . . . . . . . . . . . . . . . . . . . . .
9,559
5,555
5,023
United States Dollar
2002  2003, 3.14%, $1.2m (2002: $4m, 2001: $596m)   .  .
5,368
42
10
Euro
2002  2005, 0.10%  7.13%, EURO 512m (2002: EURO 514m,
2001: EURO 519m)  . . . . . . . . . . . . . . . . . . . . . . . .
3,786
5,133
4,445
South African Rand
2009, 10.56%, RNil (2002: R359m, 2001: R359m)  . . . .
359
359
-
This is shown as foreign debt since the loans are held with
foreign lenders.
Planetel Communications Limited  . . . . . . . . . . . . .
-
10
24
The shareholder loan of US$10m (2002: US$2m) (Group
share: US$5m, 2002: US$1m) is subordinated for the
duration of the project finance funding period of Vodacom
Tanzania Limited, bears no interest from April 1, 2002
(2002: 1%), and is thereafter available for repayment, by
approval of at least 60% of the shareholders of Vodacom
Tanzania Limited. The loan became non-interest bearing
and was re-measured at amortized cost at an effective
interest rate of LIBOR plus 5%. The gain on re-
measurement was included in the income statement.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
22.
INTEREST BEARING DEBT (continued)
(b) Foreign debt (continued)
Caspian Construction Company Limited  . . . . . . . . . .
-
11
21
The shareholder loan of US$8m (2002: US$2m) (Group
share: US$4m, 2002: US$1m) is subordinated for the
duration of the project finance funding period of Vodacom
Tanzania Limited, bears no interest from April 1, 2002
(2002: 1%), and is thereafter available for repayment, by
approval of at least 60% of the shareholders of Vodacom
Tanzania Limited. The loan became non-interest bearing
and was re-measured at amortized cost at an effective
interest rate of LIBOR plus 5%. The gain on
re-measurement was included in the income statement.
Extended credit facility of Vodacom Congo (RDC) s.p.r.l   .
-
-
169
Vodacom Congo (RDC) s.p.r.l's extended credit facility
amounts to EURO 39m (Group share: i20m), which is partially
collateralized by guarantees and cash deposits, and bears
interest at EURIBOR plus 1.75% and is repayable on
April 30, 2004.
Revolving credit facility of Vodacom Congo (RDC) s.p.r.l
-
-
65
Vodacom's share of the short-term revolving credit
facility provided by ABSA amounts to US$16m (Group
share: US$8m). The credit facility is collateralized by
guarantees provided by the Group and a letter of comfort,
which bears interest at an effective interest rate of LIBOR
plus 1.5% and is available until December 31, 2004.
Loan to Vodacom Congo (RDC) s.p.r.l  . . . . . . . . . . .
-
-
35
Vodacom's share of the loan provided by Standard Finance
(Isle of Man) Limited amounts to US$9m (Group share:
US$5m). The loan is collateralized by a letter of comfort,
bears interest at an effective rate of 2.74% and is
repayable on July 1, 2003.
Project finance funding for Vodacom Tanzania Limited   .  .
-
-
251
The drawn down portion of the project finance funding
from external parties includes the following:
Netherlands Development Finance Company

EURO 12m (Group share: i6m)
DEG US$11m (Group share: US$6m)
Standard Corporate and Merchant Bank
US$20m (Group share: US$10m)
Barclays Bank (Local Syndicate Tanzania)
TSH19,744m (Group share: TSH9,872m)
and is collateralized by a charge over 51% of the shares,
the license and Vodacom Tanzania Limited's tangible and
intangible assets. The loans bear interest based upon the
foreign currency denomination of the project financing
between 5.5% and 13.0% per annum and will be fully
repaid by March 2009.
Vodacom Congo (RDC) s.p.r.l  . . . . . . . . . . . . . . .
-
-
3
Loans denominated in other currencies  . . . . . . . . . . .
46
-
-

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
22.
INTEREST BEARING DEBT (continued)
Less: Current portion of interest bearing debt   . . . .
(5,491)
(2,041)
(4,677)
Local debt  . . . . . . . . . . . . . . . . . . . . . . . . .
(2,191)
(1,982)
(4,527)
Locally registered Telkom debt instruments  . . . . . .

(200)
(4,306)
Commercial paper bills  . . . . . . . . . . . . . . . . .
(1,770)
(1,278)
(54)
Revolving repurchase agreements  . . . . . . . . . . .
(421)
(21)
(167)
Long-term loans  . . . . . . . . . . . . . . . . . . . .
-
(201)
-
Short-term loans  . . . . . . . . . . . . . . . . . . . .
-
(282)
-
Foreign debt  . . . . . . . . . . . . . . . . . . . . . . . .
(3,300)
(59)
(150)
Included in long and short-term debt is:
Guaranteed debt   . . . . . . . . . . . . . . . . . . . . .
4,313
4,088
3,683
By the South African Government  . . . . . . . . . . . .
3,907
3,729
3,683
By South African Banks . . . . . . . . . . . . . . . . . .
406
359
-
The Company may issue or re-issue locally registered debt
instruments in terms of the Post Office Amendment Act 85
of 1991. These borrowing powers are set out in the
Company's articles of association.
Revolving repurchase agreements
The Group actively manages a portfolio of repurchase
agreements in the South African capital and money
markets with a view to financing short-term liquidity gaps.
Interest paid by the Group is based on the current market-
related yield required for South African Government and
Telkom bonds.
2003
Maturity period
Yield
1 day
10.8% - 11.54%  . . . . . .
167
2002
Maturity period
Yield
13 days
13.10% . . . . . . . . . . .
1
5 days
13.02% - 13.30%  . . . . .
20
21
2001
Maturity period
Yield
7 days
12.40% . . . . . . . . . . .
3
3 days
12.12% - 12.48%  . . . . .
418
421
Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-related interest rates, the carrying value approximates the fair value.
Collateral in the form of publicly tradable bonds has been received in respect of the above transactions.
The terms and conditions of these transactions are governed by signed ISMA agreements with all counter parties and the regulations of the BESA. The fair value of such bonds has been derived with reference to BESA quoted prices.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
23.
FINANCE LEASES   . . . . . . . . . . . . . . . . . . . . . .
852
1,028
1,107
Total finance leases  . . . . . . . . . . . . . . . . . . . . . . .
852
1,033
1,114
The finance leases are secured by land and buildings with a book value of R635m (2002: R617m, 2001: R488m). These amounts
are repayable within periods ranging between 5 and 16 years.
Interest rates vary between 13.44% and 18.3% (Note 28).
Less: Current portion of finance leases   . . . . . . . . . . . .
-
(5)
(7)
24.
REPAYMENT OF TOTAL INTEREST BEARING DEBT
Total interest bearing debt (including finance leases  Note 23).
25,334
24,579
22,137
Gross interest bearing debt  . . . . . . . . . . . . . . . . . . .
30,362
29,082
26,106
Discount on debt instruments issued  . . . . . . . . . . . . . .
(5,028)
(4,503)
(3,969)
2001
2002
2003
2003
2003
Year repayable
Total
Total
Foreign
Local
Total
Rm
Rm
Rm
Rm
Rm
2001/2002  . . . . . . . . .
5,491
-
-
-
-
2002/2003  . . . . . . . . .
2,445
1,965
-
-
-
2003/2004  . . . . . . . . .
3,802
5,072
150
4,543
4,693
2004/2005  . . . . . . . . .
4,956
4,955
213
4,960
5,173
2005/2006  . . . . . . . . .
3,848
5,278
4,395
287
4,682
2006/2007  . . . . . . . . .
3
1,834
59
1,494
1,553
2007/2008  . . . . . . . . .
4,829
4,594
29
4,547
4,576
Thereafter  . . . . . . . . .
4,988
5,384
177
5,252
5,429
30,362
29,082
5,023
21,083
26,106
2001
2002
2003
Rm
Rm
Rm
25.
PROVISIONS   . . . . . . . . . . . . . . . . . . . . . . . . .
2,988
2,601
2,554
Leave pay   . . . . . . . . . . . . . . . . . . . . . . . . . . .
450
463
417
Balance at beginning of year  . . . . . . . . . . . . . . . .
493
450
463
Charged to income . . . . . . . . . . . . . . . . . . . . . .
108
136
114
Leave utilized or paid  . . . . . . . . . . . . . . . . . . . .
(151)
(123)
(160)
Medical aid liability (Note 32)  . . . . . . . . . . . . . . . .
2,183
2,154
2,289
Balance at beginning of year  . . . . . . . . . . . . . . . .
2,464
2,183
2,154
Interest cost  . . . . . . . . . . . . . . . . . . . . . . . . .
348
224
225
Current service cost  . . . . . . . . . . . . . . . . . . . . .
50
14
20
Actuarial gain  . . . . . . . . . . . . . . . . . . . . . . . .
(16)
(5)
(5)
Settlement and curtailment (gain)/loss  . . . . . . . . . . .
(409)
(5)
22
Termination settlement  . . . . . . . . . . . . . . . . . . .
(118)
(144)
(13)
Contributions  . . . . . . . . . . . . . . . . . . . . . . . .
(136)
(113)
(114)

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
25.
PROVISIONS (continued)
Retirement and Pension fund deficits (Note 32)  . . . . . .
985
759
474
Balance at beginning of year  . . . . . . . . . . . . . . . .
1,097
985
759
Repayment of the deficit . . . . . . . . . . . . . . . . . . .
(240)
(307)
(325)
Interest cost  . . . . . . . . . . . . . . . . . . . . . . . . .
128
119
86
Curtailment gain  . . . . . . . . . . . . . . . . . . . . . . .
-
(38)
(9)
Realization of fund reserve  . . . . . . . . . . . . . . . . .
-
-
(37)
Sick leave   . . . . . . . . . . . . . . . . . . . . . . . . . . .
332
315
349
Balance at beginning of year  . . . . . . . . . . . . . . . .
330
332
315
Charged to income . . . . . . . . . . . . . . . . . . . . . .
2
(17)
34
Telephone rebates (Note 32)  . . . . . . . . . . . . . . . . .
134
146
162
Balance at beginning of the year  . . . . . . . . . . . . . .
124
134
146
Interest cost  . . . . . . . . . . . . . . . . . . . . . . . . .
9
10
24
Current service cost  . . . . . . . . . . . . . . . . . . . . .
1
2
3
Actuarial gain  . . . . . . . . . . . . . . . . . . . . . . . .
-
-
(11)
Bonus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
284
336
608
Balance at beginning of the year  . . . . . . . . . . . . . .
365
284
336
Charged to income . . . . . . . . . . . . . . . . . . . . . .
118
224
460
Payment  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(199)
(172)
(188)
Supplier dispute (Note 29)  . . . . . . . . . . . . . . . . . .
-
375
356
Balance at beginning of year  . . . . . . . . . . . . . . . .
-
-
375
Charged to income . . . . . . . . . . . . . . . . . . . . . .

375
(19)
Warranty provisions   . . . . . . . . . . . . . . . . . . . . .
-
1
5
Balance at beginning of the year  . . . . . . . . . . . . . .
-
-
1
Charged to income . . . . . . . . . . . . . . . . . . . . . .
-
20
5
Provision utilized  . . . . . . . . . . . . . . . . . . . . . .
-
(19)
(1)
Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
19
16
35
Balance at beginning of the year  . . . . . . . . . . . . . .
20
19
16
Charged to income . . . . . . . . . . . . . . . . . . . . . .
35
38
28
Provision utilized  . . . . . . . . . . . . . . . . . . . . . .
(36)
(41)
(9)
Short-term portion   . . . . . . . . . . . . . . . . . . . . . .
(1,399)
(1,964)
(2,141)
Leave pay  . . . . . . . . . . . . . . . . . . . . . . . . . .
(450)
(463)
(417)
Medical benefits  . . . . . . . . . . . . . . . . . . . . . . .
(200)
(200)
(150)
Retirement and pension fund deficits  . . . . . . . . . . . .
(258)
(258)
(221)
Sick leave  . . . . . . . . . . . . . . . . . . . . . . . . . .
(332)
(315)
(349)
Bonus  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(140)
(336)
(608)
Supplier dispute  . . . . . . . . . . . . . . . . . . . . . . .
-
(375)
(356)
Warranty provisions  . . . . . . . . . . . . . . . . . . . . .
-
(1)
(5)
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(19)
(16)
(35)

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
25.
PROVISIONS (continued)
Leave pay benefits
In terms of the Group's policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle, to a cap of 28 days for Telkom and 45 days for the joint venture Company. This is reviewed annually and is in accordance with legislation.
Sick leave
Sick leave provision is determined in accordance with the Group's policy. This represents amounts accrued to the benefit of the employees and may be paid, due to the inability of an employee to render services for an extended period due to illness.
Bonus
The Telkom bonus scheme consists of performance bonuses based on achievement of certain financial and non-
financial targets. The bonus is payable once every year after the Group results have been made public. To qualify, staff members and management must be in service on the final result date.
The Joint Venture Company's bonus provision consists of a performance bonus based on profit achievement. The performance bonus is payable in May each year to members of management and is payable bi-annually in
December and May to staff members. The maximum bonus payable is determined by applying a specific formula based upon Vodacom achieving a pre-determined profit and the employee's achievement of specified performance targets. Management and staff must be in service on May 31 to qualify for the bonus.
Supplier dispute
Telkom provided R356m (2002: R375m, 2001: RNil) for its estimate of probable liability which includes interest and legal fees (Note 29)
Warranty
During the 2002 financial year, the warranty provision was created in Vodacom to cover manufacturing defects in the second year of warranty on handsets sold to customers.
2001
2002
2003
Rm
Rm
Rm
26.
TRADE AND OTHER PAYABLES   . . . . . . . . . . . . . .
5,838
6,663
5,229
Trade payables  . . . . . . . . . . . . . . . . . . . . . . . . . .
3,851
4,877
2,801
Finance cost accrued  . . . . . . . . . . . . . . . . . . . . . . .
578
1,126
532
Deferred exchange gains . . . . . . . . . . . . . . . . . . . . .
894
-
-
Accruals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
515
660
1,896
27.
DEFERRED INCOME  . . . . . . . . . . . . . . . . . . . . .
1,142
958
1,030
Included in deferred income is profit on the sale and leaseback of certain Telkom buildings of R173m (2002: R184m, 2001:
R195m). A profit of R11m is recognized in income on a straight line basis, over the period of the lease ending 2019
(Note 23).
28.
COMMITMENTS
Capital commitments authorized   . . . . . . . . . . . . . . .
11,842
6,082
5,929
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . .
9,201
4,932
4,977
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2,641
1,150
952

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
28.
COMMITMENTS (continued)
Commitments against authorized capital expenditure   . . .
1,311
810
435
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . .
503
85
104
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
808
725
331
Authorized capital expenditure not yet committed   . . . . .
10,531
5,272
5,494
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . .
8,698
4,847
4,873
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,833
425
621
Management expects these commitments to be financed from
internally generated cash and other borrowings.
Operating lease commitments
Total
< 1 year
1-  5 years
> 5 years
Rm
Rm
Rm
Rm
2003
Buildings  . . . . . . . . . . . . . . . . . . .
1,059
183
483
393
Transmission and data lines  . . . . . . . . .
1,135
228
907

Vehicles  . . . . . . . . . . . . . . . . . . . .
719
719
-
-
Equipment  . . . . . . . . . . . . . . . . . .
11
4
7
-
Sport and marketing contracts  . . . . . . . .
228
123
105
-
Total . . . . . . . . . . . . . . . . . . . . . .
3,152
1,257
1,502
393
2002
Buildings  . . . . . . . . . . . . . . . . . . .
737
208
310
219
Transmission and data lines  . . . . . . . . .
1,101
183
735
183
Vehicles  . . . . . . . . . . . . . . . . . . . .
809
809
-
-
Equipment  . . . . . . . . . . . . . . . . . .
35
17
18
-
Total . . . . . . . . . . . . . . . . . . . . . .
2,682
1,217
1,063
402
2001
Buildings  . . . . . . . . . . . . . . . . . . .
3,186
207
695
2,284
Transmission and data lines  . . . . . . . . .
1,264
182
1,082
-
Vehicles  . . . . . . . . . . . . . . . . . . . .
6,668
934
3,623
2,111
Equipment  . . . . . . . . . . . . . . . . . .
80
21
59
-
Total . . . . . . . . . . . . . . . . . . . . . .
11,198
1,344
5,459
4,395
Operating leases
The Group leases certain buildings, vehicles and equipment. The bulk of the lease terms negotiated for equipment-
related premises are ten years with other leases signed for five years and three years. The bulk of non-equipment-
related premises are for three years to ten years. The majority of the leases normally contain an option clause entitling Telkom to renew the lease agreements for a period usually equal to the main lease term.
The minimum lease payments under these agreements are subject to annual escalations, which range from 8%
to 12%.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
28.
COMMITMENTS (continued)
Penalties in terms of the lease agreements are only payable should Telkom vacate a premises and negotiate to terminate the lease agreement prior to the expiry date, in which case the settlement payment will be negotiated in accordance with the market conditions of the premises. Future minimum lease payments under operating leases are included in the above note.
The master lease agreement for vehicles is for a period of five years, and expires on March 31, 2005. In accordance with the agreement Telkom is not allowed to lease any similar vehicles as those specified in the contract from any other service provider during the five year period. The current contract does not have a forced renewal option. Any continued involvement after March 31, 2005 will be renegotiated at the time of the expiry of the current contract.
The contract is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle is however replaced by a new similar vehicle the lease payment is increased with a percentage increase based on the South African consumer index at the time. As there is no minimum usage clause in the master lease agreement, only the lease payments for the next year have been disclosed. The leases of individual vehicles are renewed annually.
Finance lease commitments
Total
< 1 year
1  5 years
> 5 years
Rm
Rm
Rm
Rm
2003
Lease payments  . . . . . . . . . . . . . . . .
2,889
109
748
2,032
Finance charges  . . . . . . . . . . . . . . . .
(1,775)
(134)
(732)
(909)
Minimum lease payments  . . . . . . . . . .
1,114
(25)
16
1,123
Present value of the liability  . . . . . . . . .
1,081
Finance charges capitalized . . . . . . . . . .
33
Liability as disclosed in Note 23  . . . . . . .
1,114
2002
Lease payments  . . . . . . . . . . . . . . . .
2,550
54
292
2,204
Finance charges  . . . . . . . . . . . . . . . .
(1,517)
(88)
(393)
(1,036)
Minimum lease payments  . . . . . . . . . .
1,033
(34)
(101)
1,168
Present value of the liability  . . . . . . . . .
1,026
Finance charges capitalized . . . . . . . . . .
7
Liability as disclosed in Note 23  . . . . . . .
1,033
2001
Lease payments  . . . . . . . . . . . . . . . .
2,452
49
264
2,139
Finance charges  . . . . . . . . . . . . . . . .
(1,600)
(83)
(377)
(1,140)
Minimum lease payments  . . . . . . . . . .
852
(34)
(113)
999
Present value of the liability  . . . . . . . . .
845
Finance charges capitalized . . . . . . . . . .
7
Liability as disclosed in Note 23  . . . . . . .
852
Finance lease
The finance lease relates to the sale and leaseback of the Group buildings. The lease term negotiated for the building is for a period of 25 years ending 2019. The minimum lease payment is subject to an annual escalation of
10%. Telkom has the option to sub-let parts of the buildings. In case of a breach of contract, the lessor is entitled to cancel the lease agreement and claim damages.
Finance charges accruing on the Group's building leases exceed the lease payments for the next five years.
Minimum lease payments for the next five years do not result in any income accruing to the Group.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Rm
Rm
Rm
29.
CONTINGENCIES
Third parties  . . . . . . . . . . . . . . . . . . . . . . . . . . .
184
65
161
Guarantee of employee housing loans  . . . . . . . . . . . . . .
178
208
192
Third parties
These amounts represent sundry disputes with third parties that are not individually significant and that Telkom does not intend to settle.
Guarantee of employee housing loans
Telkom guarantees to settle a certain portion of employees' housing loans. The amount guaranteed differs depending on factors such as employment period and salary rates. When an employee leaves the employment of
Telkom, any housing debt guaranteed by Telkom is settled before any payment can be made over to the employee.
The maximum amount of the guarantee in the event of the default is as disclosed above.
Supplier dispute
Expenditure of R594m was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, the company wrote off R119m of this investment in the fixed-line business. Following an assessment of the viability of the project, the balance of the Telcordia assets were written-off in the 2002 financial year. During March 2001, the dispute was taken to arbitration, where Telcordia was seeking approximately US$130m plus interest at a rate of 15,50% per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favor of Telcordia. Telkom has since brought an application in the High Court in South Africa to review the partial award. This matter is to be heard in the South African High Court in August 2003. Telcordia also petitioned the United States District Court for the
District of Columbia to confirm the partial ruling, which petition Telkom has resisted. A hearing date for this petition has been scheduled for June 25, 2003. The arbitration proceeding and the amount of Telkom's liability are not expected to be finalized until late 2003 or early 2004. Telkom's provision of US$44m for its estimate of probable liabilities, including interest and legal fees, was recognized as at March 31, 2003.
Site restoration costs
The Group has a constructive, but no legal obligation to incur site restoration costs. No sites have been identified that would require material restoration to be performed in the foreseeable future.
The Group exposure is 50% of the following items:
Vodacom Congo (R.D.C.) s.p.r.l.
The Group has a 51% equity interest through Vodacom in Vodacom Congo (R.D.C.) s.p.r.l., ("Vodacom Congo"),
which commenced business on December 11, 2001.
Vodacom, in terms of the shareholders' agreement, is ultimately responsible for the funding of the operations of
Vodacom Congo. Currently Vodacom Congo is incurring losses which are expected to continue in the short term.
The 49% portion attributable to the other joint venture partner in respect of the liabilities and losses as at March
31, 2003 and 2002 were as follows:
2002
2003
Rm
Rm
Losses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(19)
(186)
Total liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . .
(30)
(522)
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
440
658
Preference shares . . . . . . . . . . . . . . . . . . . . . . . . .
(368)
(368)

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
29.
CONTINGENCIES (continued)
Furthermore, the following guarantees were approved/issued by Vodacom in respect of Vodacom Congo subsequent to the balance sheet date:
2003
Details
Beneficiary
Date
Euro
issued
m
Approved not issued
Guarantees not yet issued
ABSA Bank Limited
N/A
4
Negative working capital ratio
For each of the financial years ended 2003, 2002, and 2001 the Group had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than the current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.
30.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Exposure to continuously changing market conditions has highlighted the importance of financial risk management as an element of control for the Group. Treasury policies, risk limits and control procedures are continuously monitored by the Board of Directors.
The Group holds or issues financial instruments to finance its operations, for the temporary investment of short-
term funds and to manage currency and interest rate risks. In addition, financial instruments like trade receivables and payables, arise directly from the Group's operations.
The Group finances its operations primarily by a mixture of issued share capital, retained profit, long-term and short-term loans. The Group uses derivative financial instruments to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts. The Group does not speculate in derivative instruments.
Concentration of risks
Telkom is a party to collective bargaining agreements with unions covering the employment terms and conditions of a significant part of their employees. Approximately 36% of the company employees are members of the
Alliance of Telkom Union and 38% of the company employees are members of the Communication Workers
Union. These employees are bound to follow the decisions of the Union. Telkom has a good working relationship with the unions and to date, there have been no significant disruptions to operations due to union activities.
Telkom has various commercial contracts with suppliers of goods and services which at a high level can be classified into IT, Network, Commercial (inclusive of outsourced entities), Training and other. Risk reviews are conducted on a quarterly basis, while formal assessments are being conducted on a annual basis. If specific risks are highlighted during a review, a formal assessment is conducted immediately. Risk exposure is evaluated against the following criteria:
 the value of the contract / company spent to date;
 impact of supplier / service provider on key strategic initiatives of the company;
 level / intensity of associated maintenance / support received from technology suppliers;
 the period that a specific technology is already introduced into the network;
 the extent of customization by the company on standard technical functionality provided by supplier / service provider;
 level of foreign exposure in currency associated with the product / service offering; and
 inherent business and financial risk associated with a supplier.
Telkom is currently the sole holder of the license to provide public switched telephony services within South Africa and therefore the customer base is diverse and spread across the country. Telkom has embarked on a process of signing long-term contracts with significant customers.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
30.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Interest rate risk management
Interest rate risk arises from the repricing of the Group's forward cover and floating rate debt as well as new borrowings and refinancing.
The Group's policy is to manage interest cost through the utilization of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, the Group makes use of interest rate derivatives as approved in terms of Group policy. Fixed rate debt represents approximately 90.36% (2002: 86.20%, 2001: 62.66%) of the total consolidated debt, after taking the instruments listed below into consideration. The debt profile of mainly fixed rate debt has been maintained to limit the Group's exposure to interest rate increases given the size of the
Group's debt portfolio. All financial instruments that reprice within one year are deemed to be floating rate debt.
Interest rate repricing profile for interest bearing debt:
Floating
Fixed rate
rate
< 1 year
1 -  5 years
> 5 years
Total
Rm
Rm
Rm
Rm
Rm
2003
Borrowings  . . . . . . . .
2,133
4,366
12,906
2,732
22,137
Percentage of borrowings   .
9.64%
19.72%
58.30%
12.34%
100.00%
2002
Borrowings  . . . . . . . .
3,392
407
14,714
6,066
24,579
Percentage of borrowings   .
13.80%
1.66%
59.86%
24.68%
100.00%
2001
Borrowings  . . . . . . . .
9,460
1
9,809
6,064
25,334
Percentage of borrowings   .
37.34%
0.00%
38.72%
23.94%
100.00%
Borrowings do not include credit facilities utilized of R280m (2002: R822m, 2001: R934m), they are floating rate debt.
The effective interest rate for the year was 13.56% (2002: 13.48%, 2001: 13.01%). At March 31, 2003 the Group
did not have a significant interest rate risk exposure on financial assets.
In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and peak additional borrowings, the Group makes use of interest rate derivatives as approved in terms of Group policy.
The tables below summarise the interest rate hedges outstanding as at:
Average
Average
Currency
Notional
Weighted
capped
maturity
amount
average
interest
m
coupon rate
rate
March 31, 2003
Interest rate swaps
Pay fixed  . . . . . . . . .
1 - 5 years
ZAR
1,150
14.44%
Receive fixed  . . . . . . .
> 5 years
ZAR
119
15.73%
March 31, 2002
Interest rate swaps
Pay fixed  . . . . . . . . .
< 1 year
ZAR
1300
12.19%
1 - 5 years
ZAR
150
12.92%
> 5 years
ZAR
1,000
14.67%
Receive fixed  . . . . . . .
> 5 years
ZAR
74
16.00%
/div>

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
30.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Average
Average
Currency
Notional
Weighted
capped
maturity
amount
average
interest
m
coupon rate
rate
March 31, 2001
Interest rate swaps
Pay fixed  . . . . . . . . .
< 1 year
USD
70
6.30%
1 - 5 years
ZAR
1,450
12.27%
> 5 years
ZAR
1,000
14.67%
Receive fixed  . . . . . . .
> 5 years
ZAR
74
4.15%
Caps  . . . . . . . . . . .
< 1 year
USD
30
7.00%
Pay fixed
The floating rate is based on the 3 month JIBAR, and is settled quarterly in arrears.
Pay floating
The Group swapped its fixed rate for a floating rate linked to the BA (Banker's Acceptance) rate plus a margin of between 2% and 2.25%.
The interest rate swaps cover refinancing price risk on the commercial paper bill programme.
Credit risk management
The risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. The maximum exposure to the Group if no amounts were recovered at March 31, 2003 is R1,390m.
No collateral is required when entering into derivative contracts. Credit limits are reviewed on a yearly basis or when information becomes available in the market. The Group limits its exposure to any counterparty and exposures are monitored daily. The Group expects that all counterparties will meet their obligations. Credit limits are set on an individual entity basis.
Trade receivables comprise a large and widespread customer base, covering residential, business and corporate customer profiles. Credit checks are performed on all customers on application for new services, and on an ongoing basis where appropriate. Management reduces the risk of unrecoverable debt by improving credit management through credit vetting and stricter debt collection policies.
Liquidity risk management
The Group is exposed to liquidity risk as a result of uncertain debtor related cash flows as well as capital commitments of the Group. Liquidity risk is primarily managed by the Corporate Finance division in accordance with policies and guidelines formulated by the Operating Committee. In terms of its borrowing requirements, the
Group ensures that sufficient facilities exist to meet its immediate obligations. In terms of its long-term liquidity risk, the Operating Committee maintains a reasonable balance between the period assets generate funds and the period the respective assets are funded. Short-term liquidity gaps may be funded through repurchase agreements.
Available credit facilities not utilized at March 31, 2003 amounted to R3,018m (Note 17).
Foreign currency exchange rate risk management
The Group manages its foreign exchange rate risk by hedging, on a portfolio basis, all identifiable exposures via various financial instruments suitable to the Group's risk exposure.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
30.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Cross currency swaps and forward exchange contracts have been entered into to reduce the foreign currency exposure on the Group's operations and liabilities. The Group also enters into forward foreign exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies (principally US
Dollars and Euro). The purpose of the Group's foreign currency hedging activities is to protect the Group from the risk that the eventual net flows will be adversely affected by changes in exchange rates.
The tables below reflect the currency and interest rate exposure of liabilities. Foreign currency debt is translated at the year end exchange rates:
Liabilities
2003
Fixed rate
Floating
Interest free
Total
Currency
Rm
Rm
Rm
Rm
ZAR  . . . . . . . . . . . . . . . . . . . . . .
15,619
1,844
11,372
28,835
USD  . . . . . . . . . . . . . . . . . . . . . .
115
168
659
942
EUR  . . . . . . . . . . . . . . . . . . . . . .
4,338
325
68
4,731
Other  . . . . . . . . . . . . . . . . . . . . .
-
76
28
104
20,072
2,413
12,127
34,612
2002
Fixed rate
Floating
Interest free
Total
Currency
Rm
Rm
Rm
Rm
ZAR  . . . . . . . . . . . . . . . . . . . . . .
16,189
4,016
12,656
32,861
USD  . . . . . . . . . . . . . . . . . . . . . .
-
63
351
414
EUR  . . . . . . . . . . . . . . . . . . . . . .
4,998
135
675
5,808
Other  . . . . . . . . . . . . . . . . . . . . .
-
-
53
53
21,187
4,214
13,735
39,136
2001
Fixed rate
Floating
Interest free
Total
Currency
Rm
Rm
Rm
Rm
ZAR  . . . . . . . . . . . . . . . . . . . . . .
12,344
4,722
11,929
28,995
USD  . . . . . . . . . . . . . . . . . . . . . .
-
5,370
379
5,749
EUR  . . . . . . . . . . . . . . . . . . . . . .
3,530
256
411
4,197
Other  . . . . . . . . . . . . . . . . . . . . .
-
46
21
67
15,874
10,394
12,740
39,008
Assets
There is no material foreign currency exposure for assets.
Forward exchange contracts
The following contracts relate to specific items on the balance sheet or foreign commitments not yet due. Foreign commitments not yet due consist of capital expenditure ordered but not yet received and future interest payments and loans denominated in foreign currency.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
30.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
2003
Average maturity
< 1 year
1-  5 years
> 5 years
currency
Foreign
Local
Foreign
Local
Foreign
Local
currency
currency
currency
currency
currency
currency
notional
amount
notional
amount
notional
amount
amount
amount
amount
m
Rm
m
Rm
m
Rm
Buy foreign
currency and
sell ZAR
United States Dollar  .  .
271
2,421
40
408
Pound Sterling . . . . .
7
96

Euro  . . . . . . . . . .
87
843
57
424
Swedish Krona  . . . .
39
38
-
-
Swiss Franc  . . . . . .
-
2
-
-
Japanese Yen  . . . . .
66
5
-
-
3,405
832
Buy ZAR and
sell foreign
currency
United States Dollar  .  .
56
551
51
522
Pound Sterling . . . . .
4
58
-
-
Euro  . . . . . . . . . .
31
314
-
-
Swedish Krona  . . . .
12
14
-
-
Japanese Yen  . . . . .
34
3
-
-
940
522
Buy Euro and
sell USD
currency
United States Dollar  .  .
14
123

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
30.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
2002
Average maturity
< 1 year
1 - 5 years
> 5 years
currency
Foreign
Local
Foreign
Local
Foreign
Local
currency
currency
currency
currency
currency
currency
notional
amount
notional
amount
notional
amount
amount
amount
amount
m
Rm
m
Rm
m
Rm
Buy foreign
currency and
sell ZAR
United States Dollar  .  .
447
4,836
61
596
Pound Sterling . . . . .
6
108
2
26
Euro  . . . . . . . . . .
134
1,341
62
489
Swedish Krona  . . . .
18
21
-
-
Australian Dollar  . . .
1
2
-
-
Japanese Yen  . . . . .
34
3
-
-
6,311
1,111
Buy ZAR and
sell foreign
currency
United States Dollar  .  .
145
1,435
35
318
25
275
Pound Sterling . . . . .
3
45
-
-
-
-
Euro   .  .  .  .  .  .  .  .  .  .
41
410
-
-
-
-
1,890
318
275
Buy Euro and
sell USD
currency
United States Dollar  .  .
35
342

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
30.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
2001
Average maturity
< 1 year
1 - 5 years
> 5 years
currency
Foreign
Local
Foreign
Local
Foreign
Local
currency
currency
currency
currency
currency
currency
notional
amount
notional
amount
notional
amount
amount
amount
amount
m
Rm
m
Rm
m
Rm
Buy foreign
currency and
sell ZAR
United States Dollar  .  .
1,173
8,802
87
802
Pound Sterling . . . . .
11
122
-
-
Euro  . . . . . . . . . .
158
1,028
65
536
Deutsche Mark  . . . .
129
216
-
-
Swiss Franc  . . . . . .
5
23
-
-
French Franc  . . . . .
51
51
-
-
Australian Dollar  . . .
9
39
-
-
Japanese Yen  . . . . .
80
6
-
-

10,287
1,338
Buy ZAR and
sell foreign
currency
United States Dollar  .  .
295
2,300
35
307
34
364
Pound Sterling . . . . .
2
28
-
-
-
-
Euro   .  .  .  .  .  .  .  .  .  .
62
390
-
-
-
-
Deutsche Mark  . . . .
13
41
-
-
-
-
French Franc   .  .  .  .  .
43
47
-
-
-
-
Australian Dollar  . . .
8
32
-
-
-
-

2,838
307
364
Currency swaps
Average
Receive
Average
Pay
Average
maturity
coupon
coupon
2003
Receive fixed/pay fixed  . . . . .
1 - 5 years
350m EUR
7.13%
2,177 ZAR
15.90%
Receive fixed/pay fixed  . . . . .
1 - 5 years
100m EUR
7.13%
630m ZAR
JIBAR+2.30%
2002
Receive floating/pay floating   .  .
< 1 year
220m USD
LIBOR
1,400m ZAR
JIBAR
Receive floating/pay floating   .  .
< 1 year
1,990m ZAR
JIBAR
220m USD
LIBOR
Receive fixed/pay fixed  . . . . .
1 - 5 years
350m EUR
7.13%
2,177m ZAR
15.90%
Receive fixed/pay floating  . . . .
1 - 5 years
100m EUR
7.13%
630m ZAR
JIBAR
2001
Receive floating/pay floating   .  .
1 - 5 years
220m USD
LIBOR
1,400m ZAR
JIBAR
Receive fixed/pay fixed  . . . . .
1 - 5 years
350m EUR
7.13%
2,177m ZAR
15.90%
Receive fixed/pay floating  . . . .
1 - 5 years
100m EUR
7.13%
630m ZAR
JIBAR

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
30.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair values of financial instruments
The estimated fair values have been determined using available market information and appropriate valuation methods as outlined below.
2001
2002
2003
Carrying
Fair
Carrying
Fair
Carrying
Fair
amount
value
amount
value
amount
value
Rm
Rm
Rm
Rm
Rm
Rm
Assets
Cash and cash equivalents   .  .
1,801
1,801
724
724
1,117
1,117
Trade and other receivables  .  .
5,852
5,852
5,720
5,720
6,110
6,110
Repurchase agreements  . . . .
782
782
100
100
222
222
Bills of exchange  . . . . . . .
193
193
10
10
-
-
Investments  . . . . . . . . . .
27
72
637
637
1,103
1,103
8,655
8,700
7,191
7,191
8,552
8,552
Liabilities
Total interest bearing debt   .  .
25,334
26,552
24,579
25,267
22,137
24,038
Trade and other payables   .  .  .
6,141
6,141
7,391
7,391
5,229
5,229
Credit facilities utilized  . . . .
934
934
822
822
280
280
Bills of exchange  . . . . . . .
-
-
-
-
68
68
32,409
33,627
32,792
33,480
27,714
29,615
Derivatives (Note 16)
Currency swap assets  . . . . .
699
699
2,411
2,411
1,269
1,269
Interest rate derivative assets   .
-
-
-
-
14
14
Interest rate derivative
liabilities  . . . . . . . . . . .
-
(177)
(72)
(72)
(145)
(145)
Foreign exchange
derivatives - asset . . . . . . .
1,751
1,131
1,191
1,191
266
266
Foreign exchange derivatives
 liabilities  . . . . . . . . . .
(559)
(383)
(821)
(821)
(354)
(354)
1,891
1,270
2,709
2,709
1,050
1,050
The fair values of receivables, bank balances, repurchase agreements and other liquid funds, payables and accruals, approximate their carrying amount due to the short-term maturities of these instruments.
The fair values of borrowings are based on quoted prices or, where such prices are not available, the expected future payments discounted at market interest rates.
The fair values of derivatives are determined using quoted prices or discounted cash flow analysis.
These amounts reflect the approximate values of the net derivatives position at the balance sheet date.
There are unlisted investments as of March 31, 2003, 2002, and 2001 with carrying values of R9m, R143m,
R549m, respectively, for which the fair value is not practicably determinable (Note 11).

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
30.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
There is no single appropriate or workable method to select a single estimate of fair value because the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. As a result, the usefulness of a single estimate of fair value is negated. Consequently, fair value cannot be reliably measured.
Exchange rate table (closing rates):
2001
2002
2003
R
R
R
United States Dollar  . . . . . . . . . . . . . . . . . . . . . . .
8.003
11.440
8.010
Euro  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.061
9.996
8.676
31.
UNDRAWN BORROWING FACILITIES AND GUARANTEES
31.1     Rand denominated facilities and guarantees
Telkom has general banking facilities of R976m with R976m unutilized at March 31, 2003. The facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review.
The Group exposure is 50% of the following items:
Vodacom has a rand denominated credit facility totalling R4,082m with R4,082m unutilized at
March 31, 2003. The facilities are uncommitted and can also be utilized for foreign loans and are subject to review at various dates (usually on an annual basis).
Guarantor
Details
Beneficiary
2001
2002
2003
Rm
Rm
Rm
Vodacom (Proprietary) Limited   .  .
All guarantees less than
Third parties
2
2
2
R0.2m in terms of
various lease agreements
Vodacom (Proprietary) Limited   .  .
Electricity supply
Eskom
1
1
1
Vodacom Service Provider
All guarantees less than
Third parties
-
-
1
Company (Proprietary) Limited   .  .
R0.1m in terms of
various lease agreements
Vodacom Service Provider
Electricity supply
Midrand Town
1
1
1
Company (Proprietary) Limited   .  .
Council
Vodacom Group (Proprietary)
Guarantee for the receipt
SA Insurance
-
-
10
Limited  . . . . . . . . . . . . . .
of independent
Association for
intermediaries of
benefit of insurers
premiums on behalf of
short-term insurers and
Lloyd's underwriters, and
relating to short-term
insurance business carried
on in RSA
4
4
15

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
31.
UNDRAWN BORROWING FACILITIES AND GUARANTEES (continued)
31.2 Foreign denominated facilities and guarantees
The Group exposure is 50% of the following items:
Vodacom Tanzania Limited has project funding facilities of US$65m, which were fully utilized at
March 31, 2003. Vodacom Congo (RDC) s.p.r.l has bridging facilities of i102m of which i25m are unutilized at
March 31, 2003. Vodacom Congo (RDC) s.p.r.l also has a revolving credit facility of US$50m of which US$5m was unutilized at March 31, 2003. Foreign currency term facilities are predominantly

US Dollar based, at various maturities and are utilized for bridging and short-term working capital needs.
Guarantor
Details
Beneficiary
Currency
2001
2002
2003
Rm
Rm
Rm
Vodacom (Proprietary)
Standby letters of
Alcatel CIT

EURO 27m
36
300
233
Limited  . . . . . . . . . . .
credit *
(2002: EURO 30m;
2001: EURO 5m)
Vodacom Group
Guarantees issued             ABSA

EURO 50m
-
-
430
(Proprietary) Limited  . . . .
for the obligations
(2002: EURO nil;
of Vodacom Congo
2001: EURO nil)
(RDC) s.p.r.l **
Vodacom Group
Guarantees issued             ABSA
US$32m
-
-
255
(Proprietary) Limited  . . . .
for the obligations
(2002: US$nil;
of Vodacom Congo
2001: US$nil)
(RDC) s.p.r.l's
revolving credit
facility **
36
300
918
*
Amounts drawn down on the standby letters of credit amounted to R67m (2002: R98m; 2001: R14m) and are included as liabilities in the balance sheet.
**     Guarantees amounting to R349m (2002: Rnil; 2001: Rnil) are included as liabilities in the balance sheet.
Companies within the Group have provided the following guarantees:
Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom
Group (Proprietary) Limited.
32.
EMPLOYEE BENEFITS
The Group provides benefits for all its permanent employees through the Telkom Pension Fund, the Telkom
Retirement Fund and the Vodacom Group Pension Fund. Membership is compulsory. In addition certain retired employees of Telkom SA Limited receive a telephone rebate and medical aid. All of the liabilities are actuarially determined and valuations performed at intervals not exceeding three years. Actuarial calculations are performed in the periods between valuations.
At March 31, 2003, the Group employed 40,129 employees (2002: 43,960 , 2001: 48,178).
The Telkom Pension Fund
The Telkom Pension Fund is a defined benefit fund that was created in terms of the Post Office Amendment Act
85 of 1991. All employees who were members of the Government Service Pension Fund and Temporary

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
32.
EMPLOYEE BENEFITS (continued)
Employees Pension Fund were transferred to a newly established Telkom Pension Fund. The deficits that existed in the aforementioned State Funds were transferred to the Telkom Pension Fund. Legislation also made provision that Telkom would guarantee the financial obligations of the Telkom Pension Fund. The SA Government guaranteed the actuarially valued deficit of the Telkom Pension Fund as at September 20, 1991, plus interest as determined by the State Actuary. Telkom can only benefit from the surplus through contribution holidays, if the funding level exceeds 100%. The most recent statutory valuation of the Telkom Pension Fund was performed as at
March 31, 2002.
With effect from July 1, 1995, the Telkom Pension Fund was closed to new members. The funded status of the
Telkom Pension Fund is disclosed below.
2001
2002
2003
Rm
Rm
Rm
Telkom Pension Fund
Present value of the funded obligation  . . . . . . . . . . . . .
197
167
162
Fair value of the plan assets  . . . . . . . . . . . . . . . . . . .
(157)
(150)
(211)
Actuarial deficit/(surplus)  . . . . . . . . . . . . . . . . . . . .
40
17
(49)
Unrecognised net actuarial loss  . . . . . . . . . . . . . . . . .

(86)
(50)
Recognized deficit/(unrecognized surplus) (Note 25)  . . . . . .
40
(69)
(99)
The surplus is not recognized due to the legal status of
surpluses in South Africa.
Expected return on plan assets . . . . . . . . . . . . . . . . . .
-
24
28
Actuarial gain on plan assets  . . . . . . . . . . . . . . . . . .
-
7
-
Actual return on plan assets  . . . . . . . . . . . . . . . . . . .
-
31
28
Principal actuarial assumptions were as follows:
Discount rate  . . . . . . . . . . . . . . . . . . . . . . . . .                           %
15.0
15.0
11.5
Expected return on plan assets  . . . . . . . . . . . . . . . .               %
10.0
10.0
14.0
Salary inflation rate  . . . . . . . . . . . . . . . . . . . . . .                      %
7.5
7.5
8.0
Funding level per actuarial calculation/valuation  . . . . . . . %
88.3
91.0
94.0
The number of employees registered under the Telkom
Pension Fund Plan  . . . . . . . . . . . . . . . . . . . . . . . .
537
448
382
The Telkom Retirement Fund
The Telkom Retirement Fund was established on July 1, 1995 as a defined contribution plan. Existing employees were given the option to either remain in the Telkom Pension Fund or to be transferred to the Telkom Retirement
Fund. All pensioners of the Telkom Pension Fund and employees who retired after July 1, 1995 were transferred to the Telkom Retirement Fund. At the same time the proportionate share of the deficit relating to the transferring employees and pensioners was transferred to the Telkom Retirement Fund. Upon the transfer the Government ceased to guarantee the deficit in the Telkom Retirement Fund. Subsequent to July 1, 1995 further transfers of existing employees occurred.
The Telkom Retirement Fund is governed by the Pension Funds Act, Act No. 24 of 1956. In terms of section 37A of this Act, the pension benefits payable to the pensioners cannot be reduced.
The Telkom Retirement Fund is a defined contribution fund with regards to in-service members. On retirement, an employee is transferred from the defined contribution plan to a defined benefit plan. Telkom guarantees a minimum benefit to retirees that is based on their contributions and the performance of the defined contribution plan at retirement date. Increases in the benefit subsequent to an employee's retirement are also guaranteed.
Telkom guarantees any actuarial shortfall of the pensioner pool in the retirement fund. This liability is initially funded through assets of the retirement fund. The latest actuarial calculation performed at March 31, 2003 indicates that the retirement fund is in a surplus funding position of R617m.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
32.
EMPLOYEE BENEFITS (continued)
In terms of the rules of the fund and legislation, no surplus has been allocated to the employer and as such Telkom has no entitlement to these surpluses. Should the fund experience a deficit as compared to the guaranteed account balances of the retirees in the future, Telkom will be obligated to fund the balance.
The funded status of the Telkom Retirement Fund is discussed below.
2001
2002
2003
Rm
Rm
Rm
Telkom Retirement Fund
Deficit (Originated on transfer from Telkom Pension Fund
on July 1, 1995 and transfers thereafter).
Actuarial calculation/valuation  . . . . . . . . . . . . . . . . .
945
742
474
The number of in-service employees registered under the
Telkom Retirement Fund  . . . . . . . . . . . . . . . . . . . .
43,202
38,927
34,974
Company contributions (Note 5.1).
Pensioners
Present value of the funded obligation  . . . . . . . . . . . . .
2,586
3,055
2,679
Fair value of the plan asset  . . . . . . . . . . . . . . . . . . .
(2,979)
(3,805)
(3,106)
Funded status  . . . . . . . . . . . . . . . . . . . . . . . . . .
(393)
(750)
(427)
Unrecognized net actuarial gain/(loss)  . . . . . . . . . . . . .
223
460
(190)
Unrecognized surplus  . . . . . . . . . . . . . . . . . . . . . .
(170)
(290)
(617)
Expected return on plan assets . . . . . . . . . . . . . . . . . .
436
444
479
Actuarial loss on plan assets  . . . . . . . . . . . . . . . . . . .
(113)
(60)
(251)
Actual return on plan assets  . . . . . . . . . . . . . . . . . . .
323
384
228
Included in the fair value of plan assets is:
Office buildings occupied by Telkom  . . . . . . . . . . . . . .
111
111
127
Telkom bonds  . . . . . . . . . . . . . . . . . . . . . . . . . .
7
63
27
Telkom shares  . . . . . . . . . . . . . . . . . . . . . . . . . .
-
-
28
Principal actuarial assumptions were as follows:
Discount rate  . . . . . . . . . . . . . . . . . . . . . . . . .             %
12.5
12.2
11.5
Expected return on plan assets  . . . . . . . . . . . . . . . . %
14.0
14.0
14.0
Salary inflation rate  . . . . . . . . . . . . . . . . . . . . . .         %
7.5
7.5
8.0
The number of pensioners registered under the Telkom
Retirement Fund  . . . . . . . . . . . . . . . . . . . . . . . . .
12,301
13,963
13,756
Vodacom Group Pension Fund
All eligible employees of the Joint Venture Company and its wholly owned subsidiaries are members of the
Vodacom Group Pension Fund, a defined contribution pension scheme. Executive employees of the jointly controlled entity and its wholly owned subsidiaries also have the option to be members of Vodacom Group executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
32.
EMPLOYEE BENEFITS (continued)
Consultants and Actuaries (Proprietary) Limited. The Group's share of the contribution to the pension fund amounted to R26m (2002: R21m, 2001: R21m). The Group's share of the contribution to the Provident Fund amounted to R3m (2002: R1m, 2001: RNil). The Vodacom employees at March 31, 2003 were 4,406
(2002: 4,353, 2001: 4,272). The fund is governed by the Pension Fund Act of 1956.
Medical benefits
Telkom SA Limited makes certain contributions to medical aid funds in respect of current and retired employees.
The scheme is a defined benefit plan. The expense in respect of current employees' medical aid is disclosed in
Note 5.1. The amounts due in respect of post-retirement medical benefits to current and retired employees have been actuarially determined and provided for as set out in Note 25. The Group has terminated future post-
retirement medical benefits in respect of employees joining after July 1, 2000.
There are three major categories of members entitled to the post retirement medical aid: pensioners who retired before 1994 ("Pre-94"); those who retired after 1994 ("Post-94"); and the in-service members. The post-94 and the in-service members' liability is subject to a rand cap, which increases annually with the average salary increase.
Eligible employees must be employed by Telkom until retirement age to qualify for the post retirement medical aid. The most recent valuation of the benefit was performed as at March 31, 2002.
The company has allocated certain investments to fund this liability as set out in Note 11. These investments do not qualify as plan assets.
Telephone rebates
Telkom SA Limited provides telephone rebates to its pensioners. The most recent valuation was performed in
March 2002. Eligible employees must be employed by Telkom until retirement age to qualify for the telephone rebates. The scheme is a defined benefit plan.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
32.
EMPLOYEE BENEFITS (continued)
The funded status of the post retirement liabilities is disclosed below:
2001
2002
2003
Rm
Rm
Rm
Medical aid liability
Present value of the unfunded obligation  . . . . . . . . . . . .
1,791
1,886
2,161
Unrecognized actuarial gain  . . . . . . . . . . . . . . . . . . .
392
268
128
Liability as disclosed in the balance sheet (Note 25)   .  .  .  .  .  .
2,183
2,154
2,289
Principal actuarial assumptions were as follows:
Salary inflation rate  . . . . . . . . . . . . . . . . . . . . . .%
7.5
7.5
8.0
Medical inflation rate  . . . . . . . . . . . . . . . . . . . . .%
10.5
10.5
10.5
Withdrawal rate  . . . . . . . . . . . . . . . . . . . . . . . .   %
30.0
30.0
30.0
Actual retirement age  . . . . . . . . . . . . . . . . . . . . . .
65
65
65
Average retirement age  . . . . . . . . . . . . . . . . . . . . .
63
63
63
Number of members  . . . . . . . . . . . . . . . . . . . . . . .
32,616
32,013
27,305
Number of pensioners  . . . . . . . . . . . . . . . . . . . . . .
8,588
8,180
8,180
Telephone rebates (Note 25)
Present value of the unfunded obligation  . . . . . . . . . . . .
134
146
162
Principal actuarial assumptions were as follows:
Discount rate . . . . . . . . . . . . . . . . . . . . . . . . . .   %
15.0
15.0
11.5
Salary inflation rate  . . . . . . . . . . . . . . . . . . . . . .%
7.5
7.5
8.0
Actual retirement age  . . . . . . . . . . . . . . . . . . . . . .
65
65
65
Average retirement age  . . . . . . . . . . . . . . . . . . . . .
63
63
63
Number of members  . . . . . . . . . . . . . . . . . . . . . . .
28,740
28,740
23,427
Number of pensioners  . . . . . . . . . . . . . . . . . . . . . .
12,305
12,305
14,023

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Notes
Rm
Rm
Rm
33.
RECONCILIATION OF PROFIT AFTER TAXATION
TO CASH GENERATED FROM OPERATIONS
9,891
11,583
12,063
Profit after taxation   . . . . . . . . . . . . . . . . . .
1,690
1,280
1,735
Finance charges  . . . . . . . . . . . . . . . . . . . .
6
3,137
2,550
4,154
Taxation  . . . . . . . . . . . . . . . . . . . . . . . .
7
715
873
1,049
Investment income  . . . . . . . . . . . . . . . . . . .
(558)
(512)
(424)
Listing costs  . . . . . . . . . . . . . . . . . . . . . .
-
-
154
Non cash items   . . . . . . . . . . . . . . . . . . . .
4,691
5,713
6,299
Depreciation and amortization  . . . . . . . . . . .
5.6
5,052
5,408
6,293
Decrease in provisions . . . . . . . . . . . . . . . .
(611)
(110)
(139)
Net profit on disposal of investments, property, plant
and equipment  . . . . . . . . . . . . . . . . . . .
(29)
(30)
(104)
Write-off of investments, property, plant and
equipment  . . . . . . . . . . . . . . . . . . . . .
5.3
160
47
189
Impairment of property, plant and equipment  .  .  .  .
5.3
119
398
-
Goodwill impairment  . . . . . . . . . . . . . . . .
5.3
-
-
16
Share issue expense reversed  . . . . . . . . . . . .
-
-
44
Increase/(decrease) in working capital   . . . . . . .
216
1,679
(904)
Inventories  . . . . . . . . . . . . . . . . . . . . . .
398
246
(26)
Accounts receivable  . . . . . . . . . . . . . . . . .
(280)
(144)
(107)
Accounts payable  . . . . . . . . . . . . . . . . . .
98
1,577
(771)
34.
FINANCE CHARGES PAID  . . . . . . . . . . . . .
3,927
3,026
2,776
Finance charges per income statement  . . . . . . . . .
3,137
2,550
4,154
Non-cash items   . . . . . . . . . . . . . . . . . . . .
790
476
(1,378)
Movements in interest accruals  . . . . . . . . . . .
(304)
(548)
552
Cost of forward exchange contracts amortized   .  .  .
(160)
-
-
Net discount amortized  . . . . . . . . . . . . . . .
(591)
(663)
(592)
Fair value adjustment  . . . . . . . . . . . . . . . .
-
3,036
(2,074)
Unrealized loss/(gain)  . . . . . . . . . . . . . . . .
1,845
(1,704)
736
IAS 39 application adjustment  . . . . . . . . . . .
-
355
-
35.
TAXATION PAID/(REFUNDED)   . . . . . . . . . .
322
914
(102)
Net asset at beginning of year  . . . . . . . . . . . . .
(942)
(795)
(888)
Liability of joint venture acquired  . . . . . . . . . . .
3
-
-
Interest accrual on tax receivable  . . . . . . . . . . .
(35)
(4)
(40)
Taxation  . . . . . . . . . . . . . . . . . . . . . . . .
501
825
727
Net asset at end of year  . . . . . . . . . . . . . . . .

99

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
36.
DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES
The Group's 50% joint venture company, Vodacom, disposed of the following:
-   on February 27, 2002, its 51% interest in Vodacom Sport and Entertainment (Proprietary) Limited;
-   on November 30, 2001, its 40% interest in Vodacom World Online (Proprietary) Limited; and
-   on March 31, 2002, its 100% interest in Film Fun Holdings (Proprietary) Limited, Teljoy Botswana (Proprietary)
Limited and Africell Cellular Services (Proprietary) Limited.
These disposals were effected in order to dispose of non-core operations.
2002
2003
Rm
Rm
Aggregate carrying value of net assets disposed of   . . . . . . . . . . . .
38
Property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . .
36
Inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3
Accounts receivable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
121
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(167)
Intangibles  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11
Investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
5
Loan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
14
Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . .
15
Minority interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(2)
Profit on disposal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8
Disposal proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
44
Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(15)
Net cash consideration  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
29
Settlement method
Net cash inflow from disposals   . . . . . . . . . . . . . . . . . . . . . . .
13
16
Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
29
16
Current receivables  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(16)
-
Current receivables
The total amount of R17m, which includes accrued interest, was received during the 2003 financial year.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
37.
PURCHASE OF SUBSIDIARIES, JOINT VENTURES AND MINORITY SHAREHOLDERS'
INTERESTS
2001
2002
2003
Rm
Rm
Rm
Acquisitions   . . . . . . . . . . . . . . . . . . . . . . . . . .
57
182
The following acquisitions were made: By the Company
-    on October 11, 2001, an additional 10% of Telkom
Directory Services (Proprietary) Limited, bringing the
Group's shareholding to 64.9%  . . . . . . . . . . . . . . .
-
160
-    on May 16, 2001, an additional 40% of Swiftnet (Proprietary)
Limited, bringing the Group's shareholding to 100%  .  .  .  .
-
22
By the Group's 50% joint venture, Vodacom
-    during the 2003 financial year the Group exercised its
option included in the finance lease agreement and acquired
100% of Skyprops 157 (Proprietary) Limited . . . . . . . .
-
-
-    on August 1, 2000, 100% of Vodacom Satellite Services
(Proprietary) Limited  . . . . . . . . . . . . . . . . . . . .
46
-
-    on July 14, 2000, an additional 14% of Vodacom Tanzania
Limited, bringing Vodacom's shareholding to 65%  . . . . .
11
-
Change in accounting treatment
Vodacom Tanzania Limited was treated as a joint venture and
proportionally consolidated at 51% in 2000. In 2001, it was
consolidated in full.
Vodacom Sport and Entertainment (Proprietary) Limited was
treated as a joint venture and proportionately consolidated at
50% in 2000. In 2001 it was consolidated in full.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
37.
PURCHASE OF SUBSIDIARIES, JOINT VENTURES AND MINORITY SHAREHOLDERS'
INTERESTS (continued)
2001
2002
2003
Rm
Rm
Rm
The aggregate fair value of assets acquired and liabilities
assumed on the purchase of subsidiaries and joint ventures
were as follows:
Aggregate fair value of net assets acquired   . . . . . . . . . .
1
Property, plant and equipment  . . . . . . . . . . . . . . . . . .
116
Intangible assets  . . . . . . . . . . . . . . . . . . . . . . . . .
9
Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3
Inventory  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12
Accounts receivable  . . . . . . . . . . . . . . . . . . . . . . .
18
Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . .
10
Shareholders' loans  . . . . . . . . . . . . . . . . . . . . . . .
(79)
Interest bearing debt  . . . . . . . . . . . . . . . . . . . . . . .
(10)
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . .
(75)
Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(3)
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
68
Minority interest  . . . . . . . . . . . . . . . . . . . . . . . . .
(2)
Purchase price  . . . . . . . . . . . . . . . . . . . . . . . . . .
67
Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . .
(10)
Cash consideration  . . . . . . . . . . . . . . . . . . . . . . . .
57

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
38.
SEGMENT INFORMATION
The inter-company transactions are reflected as net and are thus eliminated against segment results.
2001
2002
2003
Rm
Rm
Rm
Business segment
Consolidated revenue   . . . . . . . . . . . . . . . . . . . . .
31,352
34,197
37,600
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
26,439
27,976
29,635
To external customers  . . . . . . . . . . . . . . . . . . . .
26,100
27,606
29,199
Inter-company  . . . . . . . . . . . . . . . . . . . . . . . .
339
370
436
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6,638
8,075
9,890
To external customers  . . . . . . . . . . . . . . . . . . . .
5,252
6,591
8,401
Inter-company  . . . . . . . . . . . . . . . . . . . . . . . .
1,386
1,484
1,489
Elimination  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(1,725)
(1,854)
(1,925)
Consolidated operating profit   . . . . . . . . . . . . . . . .
4,984
4,191
6,514
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3,818
2,425
4,348
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,277
1,816
2,166
Elimination  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(111)
(50)
-
Consolidated investment income   . . . . . . . . . . . . . . .
558
512
424
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
841
839
730
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
13
16
36
Elimination  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(296)
(343)
(342)
Consolidated finance charges   . . . . . . . . . . . . . . . .
3,137
2,550
4,154
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2,941
2,557
3,758
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
252
36
438
Elimination  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(56)
(43)
(42)
Consolidated taxation  . . . . . . . . . . . . . . . . . . . . .
715
873
1,049
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
332
278
449
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
383
595
600
Consolidated assets   . . . . . . . . . . . . . . . . . . . . . .
48,801
50,528
49,995
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . .
42,943
43,588
42,332
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6,164
7,531
8,254
Elimination  . . . . . . . . . . . . . . . . . . . . . . . . .
(306)
(591)
(591)
Investments  . . . . . . . . . . . . . . . . . . . . . . . . . . .
576
780
1,112
Financial assets  . . . . . . . . . . . . . . . . . . . . . . . . .
2,866
2,819
1,771
Tax assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,294
1,081
276
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .
53,537
55,208
53,154
Consolidated liabilities   . . . . . . . . . . . . . . . . . . . .
12,616
13,471
11,731
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . .
9,812
10,804
9,104
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3,110
3,408
3,218
Elimination  . . . . . . . . . . . . . . . . . . . . . . . . .
(306)
(741)
(591)
Interest bearing debt  . . . . . . . . . . . . . . . . . . . . . .
25,334
24,579
22,137
Financial liabilities  . . . . . . . . . . . . . . . . . . . . . . .
-
-
567
Tax liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . .
499
193
177
Total liabilities   . . . . . . . . . . . . . . . . . . . . . . . . .
38,449
38,243
34,612

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
38.
SEGMENT INFORMATION (continued)
2001
2002
2003
Rm
Rm
Rm
Other segment information
Capital Expenditure for property, plant and equipment  . . . . .
9,889
9,004
5,712
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . .
8,297
6,962
4,013
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,592
2,042
1,699
Capital Expenditure for intangible assets  Mobile  . . . . . . .

97

Depreciation and amortization . . . . . . . . . . . . . . . . . .
5,052
5,408
6,293
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . .
4,234
4,373
5,105
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
818
1,035
1,188
Impairment loss/asset write-offs  . . . . . . . . . . . . . . . . .
279
445
189
Fixed line  . . . . . . . . . . . . . . . . . . . . . . . . . . .
230
445
189
Mobile  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
49
-
-
Goodwill impairment - Fixed line . . . . . . . . . . . . . . . .
-
-
16
Restructuring costs - Fixed line  . . . . . . . . . . . . . . . . .
132
373
244
Geographical segment
Consolidated revenue  . . . . . . . . . . . . . . . . . . . . . .
31,352
34,197
37,600
South Africa  . . . . . . . . . . . . . . . . . . . . . . . . . . .
31,318
33,830
37,029
Other African countries  . . . . . . . . . . . . . . . . . . . . .
92
370
618
Elimination . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(58)
(3)
(47)
Consolidated operating profit   . . . . . . . . . . . . . . . . .
4,984
4,191
6,514
South Africa  . . . . . . . . . . . . . . . . . . . . . . . . . .
4,999
4,153
6,519
Other African countries  . . . . . . . . . . . . . . . . . . . .
(16)
41
(2)
Elimination  . . . . . . . . . . . . . . . . . . . . . . . . . .
1
(3)
(3)
Consolidated assets   . . . . . . . . . . . . . . . . . . . . . . .
53,537
55,208
53,154
South Africa  . . . . . . . . . . . . . . . . . . . . . . . . . .
53,293
54,367
52,584
Other African countries  . . . . . . . . . . . . . . . . . . . .
235
894
1,141
Elimination  . . . . . . . . . . . . . . . . . . . . . . . . . .
9
(53)
(571)
Other segment information
Capital Expenditure for property, plant and equipment  . . . . .
9,889
9,004
5,712
South Africa  . . . . . . . . . . . . . . . . . . . . . . . . . .
9,728
8,510
5,256
Other African countries  . . . . . . . . . . . . . . . . . . . .
177
494
456
Elimination  . . . . . . . . . . . . . . . . . . . . . . . . . .
(16)
-
-
"South Africa", which is also the country of domicile for Telkom
SA Limited, comprises the segment information relating to
Telkom SA Limited and its subsidiaries as well as Vodacom's
South African-based mobile communications network, the
segment information of its service providers and its other
business segments. "Other African countries" comprises
only Vodacom's mobile communications networks in Tanzania,
Lesotho and the Democratic Republic of Congo.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
39.
RELATED PARTIES
Related party relationship exist within the Group. During the year all transactions were concluded at arm's length. Details of material transactions and balances with related parties not
disclosed elsewhere in the financial statements were as follows:
2001
2002
2003
Rm
Rm
Rm
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivable  . . . . . . . . . . . . . . . . . . . . . . . . .
25
41
35
Trade payable  . . . . . . . . . . . . . . . . . . . . . . . . . .
(265)
(272)
(253)
Related party transactions
Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(377)
(370)
(436)
Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,386
1,484
1,489
Audit fees - IPO related fees  . . . . . . . . . . . . . . . . . .
-
-
14
IPO costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-
-
25
Interest received  . . . . . . . . . . . . . . . . . . . . . . . . .
(39)
(36)
(42)
With shareholder:
Thintana Communications LLC
Management fees
At spot rate . . . . . . . . . . . . . . . . . . . . . . . . . . . .
433
396
273
At forward rate  . . . . . . . . . . . . . . . . . . . . . . . . . .
260
219
126
Government
Revenue  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,213
1,382
1,606
Trade receivable  . . . . . . . . . . . . . . . . . . . . . . . . .
172
134
193
Employees
Other receivable  . . . . . . . . . . . . . . . . . . . . . . . . .
165
170
126
With affiliate of director:
Note 28 regarding vehicle lease transaction and Note 30
regarding the Group's treasury function.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
40.
DIRECTORS' INTEREST
NE Nomazizi Mtshotshisa, Chairman of the Board of directors at March 31, 2003, is a director of Beslyn
Investments, a company that has a contract to supply Telkom with protective clothing.
TA Tlhalefang Sekano is chairman of Letlapa Security and a director of Telesafe Security. Letlapa Security owns an interest in Telesafe Security, a security company that provides physical security services at Telkom premises.
Directors' shareholding
Beneficial
Non-beneficial
Direct
Indirect
Direct
Indirect
Executive    . . . . . . . . . . . .
223
446
446
-
SE Nxasana  . . . . . . . . . . .
223
446
446
-
Non-executive    . . . . . . . . .

276
33,410,955
NE Mtshotshisa  . . . . . . . . .
-
-
88
-
MP Moyo  . . . . . . . . . . . .
-
-
-
16,700,000*
TA Sekano  . . . . . . . . . . . .
-
-
-
16,710,955*
TG Vilakazi  . . . . . . . . . . .
-
-
188
-
Total   .  .  .  .  .  .  .  .  .  .  .  .  .  .  .
223
446
722
33,410,955
* The shares are beneficially owned by Old Mutual and Ucingo of which MP Moyo and TA Sekano are directors, respectively.
The directors' shareholding did not change between the balance sheet date and the date of issue of the financial statements.
2001
2002
2003
Rm
Rm
Rm
Directors' emoluments   . . . . . . . . . . . . . . . . . . . . .
40
59
60
Executive
-  For other services  . . . . . . . . . . . . . . . . . . . . . . .
39
58
59
Non-executive
-  For services as directors . . . . . . . . . . . . . . . . . . . .
1
1
1

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
40.
DIRECTORS' INTEREST (continued)
Emoluments per director:
Fringe and
Total
Performance
other
Total
2002
Fees
Remuneration
bonus
benefits
2003
R
R
R
R
R
R
Non-executive    . . .
668,048
640,022
-
-
466,667
1,106,689
E Molobi  . . . . . .
147,856
-
-
-
66,667
66,667
NE Mtshotshisa . . .
-
-
-
-
400,000
400,000
ED Moseneke  . . .
70,000
-
-
-
-
-
WYN Luhabe . . . .
52,690
42,040
-
-
-
42,040
WE Lucas-Bull  . . .
56,320
27,446
-
-
-
27,446**
RP Menell  . . . . .
47,560
75,040
-
-
-
75,040
CBC Smith  . . . . .
50,560
51,540
-
-
-
51,540
TA Sekano  . . . . .
24,232
84,540
-
-
-
84,540
TG Vilakazi . . . . .
-
60,020
-
-
-
60,020
CL Valkin . . . . . .
51,730
84,540
-
-
-
84,540
MP Moyo  . . . . . .
35,312
93,040
-
-
-
93,040***
D Mji  . . . . . . . .
52,190
59,670
-
-
-
59,670
SV Zilwa  . . . . . .
13,258
-
-
-
-
-
Tan Sri Dato' Ir. Md.
Radzi Mansor . . . .
66,340
62,146
-
-
-
62,146
Executive    . . . . .                    57,989,346
-
1,558,539
1,723,801
747,792     59,054,803
SE Nxasana . . . . .
2,358,441
-
1,558,539
1,723,801
747,792
4,030,132*
SM McKenzie  . . .
-
-
-
-
 10,757,714****
TM Barry  . . . . . .                  15,528,453
-
-
-
-
4,591,545****
AJ Lewis  . . . . . .                    15,528,453
-
-
-
 15,349,259****
JB Gibson  . . . . .
-
-
-
-
-
8,488,307****
MD Kerckhoff  . . .
8,635,189
-
-
-
-
6,300,576****
CK Tan  . . . . . . .
-
-
-
-
-
6,751,196*****
JM Rajaratnam  . . .
7,969,405
-
-
-
-
1,393,037*****
S Manickam  . . . .
7,969,405
-
-
-
-
1,393,037*****
Total emoluments
-  Paid by Telkom   .               58,657,394
640,022
1,558,539
1,723,801
1,214,459    60,161,492
*
Included in remuneration is a pension contribution for SE Nxasana of R179,301 paid to the Telkom
Retirement Fund.
**
Paid to First Rand Retail.
***
Paid to Old Mutual Life Assurance Company.
****
Paid to SBC Communications for services rendered by directors included in Thintana management fees
(Note 39).
***** Paid to Telekom Malaysia for services rendered by directors included in Thintana management fees
(Note 39).

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
41.
Interest in significant subsidiaries
Country of incorporation: RSA - Republic of South Africa; TZN - Tanzania; LES - Lesotho; MAU - Mauritius.
Nature of business: C - Cellular; S - Satellite; SE  Sport and entertainment contracts manager; TV - Television and related rental services; INV - Investment holding company.
* Dormant at March 31, 2003.
Issued share capital
Interest in issued
ordinary share
capital
Country of
2001
2002
2003
2001
2002
2003
incorporation
%
%
%
Directory advertising
Telkom Directory
Services (Proprietary)
Limited  . . . . . . . . . .
RSA
R100,000
R100,000
R100,000
54.9
64.9
64.9
Data application services
Swiftnet (Proprietary)
Limited  . . . . . . . . . .
RSA
R50,000,000
R50,000,000         R50,000,000
60
100
100
The aggregate net profit of
the two subsidiaries is
R144.0m (2002: R117,2m,
2001: R33,6m).
Vodacom has interest in
the following companies
(Group share: 50% of the
interest in ordinary share
capital as indicated):
Cellular network operators
Vodacom (Proprietary) Limited RSA
R100
R100
R100
100
100
100
Vodacom Lesotho
(Proprietary) Limited  . .
LES
M4,180
M4,180
M4,180
88.3
88.3
88.3
Vodacom Tanzania Limited
TZN
US$100
US$100
US$100
65
65
65
Service providers
Vodacom Service Provider
Holding Company
(Proprietary) Limited
(INV)  . . . . . . . . . . .
RSA
R1,020
R1,020
R1,020
100
100
100
Vodacom Service Provider
Company (Proprietary)
Limited (C) . . . . . . . .
RSA
R20
R20
R20
100
100
100
Vodacom Satellite Services
(Proprietary) Limited
previously known as
Globalstar Southern Africa
(Proprietary) Limited (S)*
RSA
R100
R100
R100
100
100
100
Vodac (Proprietary)
Limited*  . . . . . . . . .
RSA
R1
R1
R1
100
100
100
GSM Cellular (Proprietary)
Limited*  . . . . . . . . .
RSA
R1,200
R1,200
R1,200
100
100
100

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
41.
Interest in significant subsidiaries (continued)
Issued share capital
Interest in issued
ordinary share
capital
Country of
2001
2002
2003
2001
2002
2003
incorporation
%
%
%
Other significant
subsidiaries
Teljoy Holdings
Limited (INV)  . . . . . .
RSA
R158,999
R158,999
R158,999
100
100
100
Film Fun (Holdings)
(Proprietary) Limited
(TV)  . . . . . . . . . . .
RSA
R100
-
-
100
-
-
Vodacom Sport &
Entertainment (Proprietary)
Limited (SE)  . . . . . . .
RSA
R100
-
-
51
-
-
Vodacom Equipment
Company (Proprietary)
Limited*  . . . . . . . . .
RSA
R100
R100
R100
100
100
100
Vodacare (Proprietary)
Limited*  . . . . . . . . .
RSA
R100
R100
R100
100
100
100
Vodacom International
Holdings (Proprietary)
Limited (INV)  . . . . . .
RSA
-
R100
R100
-
100
100
Vodacom International
Limited (INV)  . . . . . .
MAU
-
US$100
US$100
-
100
100
Skyprop 157 (Proprietary)
Limited  . . . . . . . . . .
RSA
-
-
R100
-
-
100
Indebtedness of Telkom Joint Venture and subsidiary companies
2001
2002
2003
Country of
incorporation
Rm
Rm
Rm
Vodacom Group (Proprietary) Limited  . . . . .
RSA
460
460
460
Telkom Directory Services (Proprietary) Limited
RSA
-
5
-
Swiftnet (Proprietary) Limited . . . . . . . . . .
RSA
63
56
47
Intekom (Proprietary) Limited  . . . . . . . . . .
RSA
82
29
24
Q-Trunk (Proprietary) Limited  . . . . . . . . .
RSA
96
49
50

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
42.
INVESTMENTS IN JOINT VENTURES
Vodacom Group (Proprietary) Limited
Telkom owns 5,000 shares of 1c each at cost. This amounts to a 50% shareholding in Vodacom Group (Proprietary)
Limited.
The Group's proportionate share of Vodacom's assets and liabilities is as follows:
2001
2002
2003
Rm
Rm
Rm
Total assets   . . . . . . . . . . . . . . . . . . . . . . . . . . .
6,171
7,679
8,408
Non-current assets  . . . . . . . . . . . . . . . . . . . . . . . .
4,436
5,607
6,063
Current assets  . . . . . . . . . . . . . . . . . . . . . . . . . .
1,735
2,072
2,345
Total liabilities and reserves   . . . . . . . . . . . . . . . . . .
(5,711)
(7,219)
(7,948)
Reserves  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(1,753)
(2,732)
(3,419)
Minority interests  . . . . . . . . . . . . . . . . . . . . . . . .
6
(5)
(44)
Non-current liabilities  . . . . . . . . . . . . . . . . . . . . . .
(806)
(949)
(1,443)
Current liabilities  . . . . . . . . . . . . . . . . . . . . . . . .
(3,158)
(3,533)
(3,042)
Loan from joint venture partners   . . . . . . . . . . . . . . .
460
460
460
The Group's proportionate share of revenue and expense
is as follows:
Revenue  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6,638
8,075
9,890
Net operating expenses  . . . . . . . . . . . . . . . . . . . . .
(5,349)
(6,243)
(7,688)
Profit before net financing charges  . . . . . . . . . . . . . . .
1,289
1,832
2,202
Net financing charges  . . . . . . . . . . . . . . . . . . . . . .
(252)
(36)
(438)
Net income before taxation  . . . . . . . . . . . . . . . . . . .
1,037
1,796
1,764
Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(383)
(595)
(600)
Profit after taxation  . . . . . . . . . . . . . . . . . . . . . . .
654
1,201
1,164
Minority interest  . . . . . . . . . . . . . . . . . . . . . . . . .
5
(15)
(56)
Net profit for the year   . . . . . . . . . . . . . . . . . . . . .
659
1,186
1,108
The Group's proportionate share of cash flow:
Cash flow from operating activities  . . . . . . . . . . . . . . .
1,805
1,908
2,171
Cash flow from investing activities  . . . . . . . . . . . . . . .
(1,426)
(2,272)
(1,622)
Cash flow from financing activities  . . . . . . . . . . . . . . .
(519)
285
259
Net (decrease)/increase in cash and cash equivalents  . . . . . .
(140)
(79)
808
Effect of exchange rate on cash and cash equivalents  .  .  .  .  .  .

48
(56)
Cash and cash equivalents at beginning of year  . . . . . . . . .
(258)
(398)
(429)
Cash and cash equivalents at end of year  . . . . . . . . . . . .
(398)
(429)
323
Vodacom's joint ventures during 2002 included Vodacom World Online (Proprietary) Limited and Vodacom
Congo. Effective November 30, 2001, Vodacom disposed of the interest in Vodacom World Online (Proprietary)
Limited. Details of the disposal are presented in Note 36. The Group acquired its interest in Vodacom Congo on
December 11, 2001.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
43.
SUBSEQUENT EVENTS
On September 1, 2002, Telkom issued an information memorandum inviting potential investors to provide preliminary submissions to purchase a substantial portion of the fixed-line property portfolio and lease that property back to Telkom. On May 23, 2003, Telkom announced that it had terminated its information memorandum relating to the proposed sale and lease-back transaction.
The directors are not aware of any other matter or circumstance since the financial year end, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.
44.
US GAAP INFORMATION
Differences between International Accounting Standards and US Generally Accepted Accounting Principles
The consolidated financial statements of Telkom SA Ltd have been prepared in accordance with International
Financial Reporting Standards ("IFRS"), which differ in certain respects from generally accepted accounting principles in the United States ("US GAAP"). Application of US GAAP would have affected the balance sheet as of
March 31, 2003, 2002 and 2001 and net income for each of the three years in the periods ended March 31, 2003 to the extent described below. A description of the material differences between IFRS and US GAAP as they relate to the Group, as well as its equity accounted investment in Vodacom, are discussed in further detail below.
*The United States Dollar (US$) amounts shown in the footnotes have been translated at March 31, 2003 and for the year ended March 31, 2003 from South African Rand ("ZAR") only as a matter of arithmetic computation at the South African exchange rate of ZAR7.90 = US$1, the buying rate on March 31, 2003, the last business day prior to the date of our most recent balance sheet included in this submission. These amounts are unaudited and are included for the convenience of the reader only. Such translation should not be construed as a representation that the South African Rand amounts have been or could be converted into US Dollars at this or any other rate.
Net income and equity in accordance with US GAAP
The following schedule illustrates the significant adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with US GAAP for each of the three years ended
March 31, 2003, 2002 and 2001.
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Net income according to IFRS  . . . . . . . . .
1,622
1,221
1,630
206
US GAAP adjustments - Telkom:
(a) Revenue recognition  . . . . . . . . . . . . .
(26)
29
77
10
(b) Sale and leaseback transaction  . . . . . . .
91
95
89
11
(c) Share issue expenses . . . . . . . . . . . . .
-
(44)
44
6
(d) Derivative financial instruments  . . . . . . .
-
90
83
11
(e) Goodwill  . . . . . . . . . . . . . . . . . . .
-
15
42
5
(h) Tax effect of reconciling differences   .  .  .  .
(24)
(81)
(94)
(12)
(h) Additional distribution tax - retained earnings
(90)
(3)
(52)
(7)
(h) Capital gains tax - Vodacom income   .  .  .  .
-
(43)
(140)
(18)
US GAAP adjustments - Vodacom:
(d) Derivative financial instruments  . . . . . . .
-
26
4
1
(e) Goodwill  . . . . . . . . . . . . . . . . . . .
-
(1)
48
6
(f) Joint venture accounting  . . . . . . . . . . .
22
(40)
-
-
(g) Deferred bonus incentive scheme  . . . . . .
4
10
(15)
(2)
(h) Tax effect of reconciling differences   .  .  .  .
(1)
(11)
4
1
Net income as per US GAAP before cumulative
effect of change in accounting principle   . . .
1,598
1,263
1,720
218

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
44.
US GAAP INFORMATION (continued)
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Net income as per US GAAP before
cumulative effect of change in accounting
principle   . . . . . . . . . . . . . . . . . . . . .
1,598
1,263
1,720
218
(d)   Cumulative effect of a change in accounting
principle reflecting the application of
SFAS133 - Telkom (net of tax of R30m)   .  .
-
48
-
-
(d)   Cumulative effect of a change in accounting
principle reflecting the application of
SFAS133 - Vodacom (net of tax of R3m)   .  .
-
6
-
-
(e)   Cumulative effect of a change in accounting
principle reflecting the application of
SFAS142 - Telkom (net of tax of Rnil)   .  .  .
-
-
(16)
(2)
Net income according to US GAAP   . . . . . .
1,598
1,317
1,704
216
Basic and diluted EPS
The basic and diluted EPS do not differ, as there
are no potentially dilutive securities.
Weighted average number of shares for all three
periods is 557,031,819 issued shares.
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
(Per share amounts in cents)
Rm
Rm
Rm
US$m
Basic and diluted earnings per share before
cumulative effect of change in accounting
principle  . . . . . . . . . . . . . . . . . . . . .
286.9
226.7
308.8
39.1
Basic and diluted earnings per share for
cumulative effect of change in accounting
principle  . . . . . . . . . . . . . . . . . . . . .
-
9.8
(2.9)
(0.4)
Basic and diluted earnings per share  . . . . . .
286.9
236.5
305.9
38.7

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
44.
US GAAP INFORMATION (continued)
The following is a reconciliation of the material adjustments necessary to reconcile shareholders' equity in accordance with IFRS to the amounts in accordance with US GAAP as at March 31, 2003, 2002 and 2001.
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Shareholders' equity according to IFRS   . . .
14,972
16,832
18,348
2,323
US GAAP adjustments  Telkom:
(a) Revenue recognition  . . . . . . . . . . . . .
(1,134)
(1,105)
(1,028)
(130)
(b) Sale and leaseback transaction  . . . . . . .
(372)
(277)
(188)
(24)
(d) Derivative financial instruments  . . . . . . .
-
(34)
(23)
(3)
(e) Goodwill  . . . . . . . . . . . . . . . . . . .
-
15
41
5
(h) Tax effect of reconciling differences   .  .  .  .
569
535
468
59
(h) Additional distribution tax  retained earnings
(360)
(423)
(475)
(60)
(h) Capital gains tax  Vodacom income   .  .  .  .
-
(43)
(183)
(23)
(i) Fair value adjustment of investment  . . . . .
45
-
-
-
US GAAP adjustments  Vodacom:
(e) Goodwill  . . . . . . . . . . . . . . . . . . .
2
15
43
5
(f) Joint venture accounting  . . . . . . . . . . .
40
-
-
-
(g) Deferred bonus incentive scheme  . . . . . .
19
29
14
2
(h) Tax effect of reconciling differences   .  .  .  .
(5)
(9)
(4)
(1)
Shareholders' equity according to US GAAP .
13,776
15,535
17,013
2,153

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
44.
US GAAP INFORMATION (continued)
Comprehensive income
Under US GAAP, SFAS 130 "Reporting Comprehensive Income" requires that certain items be recognized as a separate component of equity under the caption "Accumulated Other Comprehensive income". Additionally the standard requires that companies present comprehensive income, which is a combination of net income and changes in a company's accumulated other comprehensive income accounts. Changes in the Group's accumulated other comprehensive income is reflected under non-distributable reserves.
Non-
Retained
distributable
earnings
reserves
Balance
Rm
Rm
Rm
Total April 1, 2000   . . . . . . . . . . . . . . . . . . . . .
3,840
-
3,840
Net income per US GAAP  . . . . . . . . . . . . . . . . .
1,598
-
5,438
Increase in fair value of listed investment  . . . . . . . . .
-
45
45
Total April 1, 2001   . . . . . . . . . . . . . . . . . . . . .
5,438
45
5,483
Net income per US GAAP  . . . . . . . . . . . . . . . . .
1,317
-
6,755
Foreign currency translation adjustment  . . . . . . . . . .
-
64
64
Increase in fair value of listed investment  . . . . . . . . .
-
5
50
Transitional adjustment on application of SFAS 133 (net of
tax of R262m)  . . . . . . . . . . . . . . . . . . . . . . . .
-
440
-
Release of transitional adjustment on application of SFAS 133 to net income for 12 month period (net of tax of R38m)  .  .
-
(67)
373
Total April 1, 2002   . . . . . . . . . . . . . . . . . . . . .
6,755
487
7,242
Net income per US GAAP  . . . . . . . . . . . . . . . . .
1,704
-
8,459
Foreign currency translation adjustment  . . . . . . . . . .
-
(141)
(77)
Decrease in fair value of listed investment  . . . . . . . . .
-
(37)
13
Release of transitional adjustment on application of SFAS 133 to net income for 12 month period (net of tax of R28m)  .  .
-
(48)
325
Total March 31, 2003   . . . . . . . . . . . . . . . . . . .
8,459
261
8,720
Movement in shareholders' equity in accordance with US GAAP
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Shareholders' equity according to US GAAP
Rm
Rm
Rm
US$m
Balance April 1  . . . . . . . . . . . . . . . . .
12,133
13,776
15,535
1,966
Net income for the year  . . . . . . . . . . . . .
1,598
1,317
1,704
216
Foreign currency reserves  . . . . . . . . . . . .
-
64
(141)
(18)
Fair value adjustments - derivatives  . . . . . . .
-
373
(48)
(6)
Fair value adjustments - investments  . . . . . .
45
5
(37)
(5)
Balance March 31   . . . . . . . . . . . . . . .
13,776
15,535
17,013
2,153

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
44.
US GAAP INFORMATION (continued)
US GAAP income statement, balance sheet and cash flow statement without proportional consolidation of
Vodacom.
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Income statements as per US GAAP
Rm
Rm
Rm
US$m
Operating revenue  . . . . . . . . . . . . . . . .
26,413
27,947
29,698
3,759
Other income . . . . . . . . . . . . . . . . . . .
177
118
199
25
Operating expenses and depreciation  . . . . . .
22,815
25,589
25,302
3,202
Operating profit  . . . . . . . . . . . . . . . . .
3,775
2,476
4,595
582
Investment income  . . . . . . . . . . . . . . . .
584
532
430
54
Net finance costs  . . . . . . . . . . . . . . . . .
2,926
2,390
3,684
466
Income after financial items  . . . . . . . . . . .
1,433
618
1,341
170
Equity accounted earnings  . . . . . . . . . . . .
684
1,177
1,148
145
Taxation  . . . . . . . . . . . . . . . . . . . . .
446
434
736
93
Minority interests  . . . . . . . . . . . . . . . .
73
44
49
6
Net profit  . . . . . . . . . . . . . . . . . . . . .
1,598
1,317
1,704
216

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
44.
US GAAP INFORMATION (continued)
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Balance sheets as per US GAAP
Rm
Rm
Rm
US$m
Non-current assets  . . . . . . . . . . . . . . . .
38,455
41,656
40,824
5,167
Current assets  . . . . . . . . . . . . . . . . . .
11,080
9,288
8,167
1,034
Total assets  . . . . . . . . . . . . . . . . . . . .
49,535
50,944
48,991
6,201
Equity  . . . . . . . . . . . . . . . . . . . . . .
13,776
15,535
17,013
2,153
Minority interests  . . . . . . . . . . . . . . . .
122
128
150
19
Long-term liabilities  . . . . . . . . . . . . . . .
22,367
24,650
18,777
2,377
Current liabilities  . . . . . . . . . . . . . . . .
13,270
10,631
13,051
1,652
Total equity and liabilities  . . . . . . . . . . . .
49,535
50,944
48,991
6,201
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Cash flow as per US GAAP
Rm
Rm
Rm
US$m
Cash flow from operating activities  . . . . . . .
5,875
7,099
7,302
924
Cash generated from operations  . . . . . . . . .
7,455
7,959
8,820
1,116
Income from investments  . . . . . . . . . . . .
444
459
390
49
Dividends received/(paid)  . . . . . . . . . . . .

240
(25)
(3)
Net financing charges paid . . . . . . . . . . . .
(1,983)
(1,416)
(2,657)
(336)
Taxation paid . . . . . . . . . . . . . . . . . . .
(41)
(143)
(71)
(9)
Taxation received  . . . . . . . . . . . . . . . .

845
107
Cash flow from investing activities   . . . . . . .
(8,112)
(7,128)
(4,172)
(528)
Cash flow from financing activities  . . . . . . .
2,017
(905)
(2,947)
(373)
Net (decrease)/increase in cash and cash
equivalents  . . . . . . . . . . . . . . . . . . . .
(220)
(934)
183
23
Net cash and cash equivalents at beginning
of year  . . . . . . . . . . . . . . . . . . . . . .
1,485
1,265
331
42
Net cash and cash equivalents at end of year   .
1,265
331
514
65

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
44.
US GAAP INFORMATION (continued)
(a)
Revenue recognition
The Staff of the US Securities and Exchange Commission issued Staff Accounting Bulletin 101 (SAB 101)
that addresses revenue recognition under US GAAP. Under this guidance, revenue earned from access, installation-activation and similar fees should be recognized over the estimated life of the customer relationship. Also, SAB 101 permits, but does not require, companies to defer costs directly associated with such revenue and to also recognize these costs over the life of the customer relationship. Under IFRS the
Group recognizes this revenue and related costs when the services are provided and the related costs are incurred.
In accordance with US GAAP, revenue earned from installation and activation is deferred and recognized over the expected period of the customer relationship. The expected period of the customer relationship is
7.5 years (2002: 8 years) for telephony voice customers and 4 years (2002: 4 years) for data-customers.
The Group recognizes installation and activation costs, excluding those costs that are capitalized as an integral part of the network, in the period incurred. Revenue adjustments resulted in an increase of R77m and R29m to income in 2003 and 2002, respectively and a decrease of R26m in 2001.
(b)
Sale and leaseback
In the year ended March 31, 2000, Telkom outsourced its entire fleet of vehicles as well as the maintenance, fuelling, insurance, tracking and other services to debis through a sale and leaseback agreement. The leaseback was in the form of a master service level agreement covering a period of five years providing, subject to the Company's requirements, for the annual lease contracts for each vehicle under the agreement.
Under the provisions of IAS 17, the Group recorded a gain from the transaction since it has transferred substantially all of the risks and rewards incidental to ownership of the vehicles to debis and the criteria for profit recognition had been satisfied. The Group recognized a gain amounting to R463m in 2000 and accounted for the leasebacks as operating leases.
Under US GAAP, SFAS 13, as amended by SFAS 28, the Group determined that while the terms of the agreement provide that the assets underlying the leasebacks would be subject to annual lease contract, renewable based upon the Company's vehicle requirements and cancelable under certain terms, debis' right of first refusal to provide all of the Group's requirements during the five year term represents an economic compulsion to renew the leases. Accordingly, the Group concluded that since the leaseback covered substantially all the assets that were sold under the contract for substantially all their remaining useful lives, deferral of the related gain and recognition over the term of the related agreements was appropriate.
Based on the requirements of SFAS 13, a selected portion of the vehicle leases would be treated as finance leases due to the fact that when analyzed on a vehicle by vehicle basis, the present value of the minimum lease payments of certain individual vehicles exceed 90% of the fair value of these vehicles or the lease term represents more than 75% of the remaining economic life of the vehicles. Accordingly, the full gain realized through the sale of the vehicles has been reversed and the proceeds from the sale have been treated as an obligation. Rental payments would be applied to interest expense on the obligation as well as to reduce the principal amount of the obligation. The resulting capital lease assets are being depreciated over their remaining useful lives.
Telkom and debis negotiated the vehicle service level agreement with an effective date of September 1, 2002.
The change in the contract resulted in an increase in the number of vehicles being classified as capital leases.
The increase in the number of capital leases was due to the lease term of the vehicle being extended, when compared to the previous contract, with a resulting impact on the economic life and present value calculations.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
(b)
Sale and leaseback (continued)
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Retained earnings opening balance  . . . .
(463)
(372)
(277)
(35)
Recognition of profit - Income  . . . . . .
93
93
93
12
Depreciation adjustment . . . . . . . . . .
(20)
(9)
(30)
(4)
Finance costs  . . . . . . . . . . . . . . .
(2)
(1)
(10)
(1)
Add back: lease expense  . . . . . . . . .
20
12
36
4
Net impact on income statement per period
91
95
89
11
Retained earnings ending balance  . . . . .
(372)
(277)
(188)
(24)
Balance sheet
Capital lease asset
Opening balance  . . . . . . . . . . . . . .
29
9
-
-
Additions  . . . . . . . . . . . . . . . . .
-
-
132
17
Depreciation  . . . . . . . . . . . . . . . .
(20)
(9)
(30)
(4)
Closing balance  . . . . . . . . . . . . . .
9
-
102
13
Capital lease liability  . . . . . . . . . . .
11
-
105
13
(c)
Share issue expenses
Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax in equity. This is only allowed under US GAAP however, when the proposed listing has not been delayed more than 90 days after incurring these costs. In 2002, Telkom's IPO was postponed more than
90 days. Therefore the costs incurred through March 31, 2002 related to the IPO of R44m have been expensed.
(d)
Derivative financial instruments
SFAS 133 - Fair value adjustments
The Group adopted IAS 39 and SFAS 133 on April 1, 2001. Upon adoption of IAS 39, the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of IAS 39 had been designated as cash flow hedges or fair value hedges but which do not qualify for hedge accounting under IAS 39, is recognized as an adjustment to the opening balance of retained earnings in the financial year IAS 39 is initially applied. Changes in the fair value of derivatives subsequent to
April 1, 2001 are recorded in the income statement as they do not qualify for hedge accounting.
Under US GAAP, in accordance with SFAS 133, the company is required to recognize all derivatives on the balance sheet at fair value. The SFAS 133 transitional adjustments (at April 1, 2001) are recorded differently than those recorded under IAS 39. For pre-existing hedge relationships that would be considered cash flow type hedges, the transitional adjustment should be reported in OCI as a cumulative effect of the accounting change. Any transition adjustment reported as a cumulative effect adjustment in OCI will subsequently be reclassified into earnings in a manner consistent with the earnings effect of the hedged transaction. For pre-existing hedge relationships that would be considered fair value type hedges, the

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
(d)
Derivative financial instruments (continued)
Company adjusted the carrying values of the hedged item to its fair value, but only to the extent of an offsetting transition adjustment from the previously designated hedging instrument. The hedged asset or liability is subsequently accounted for in a manner consistent with the appropriate accounting for such assets and liabilities.
For both cash flow and fair value hedges any portion of the derivative that is considered ineffective at transition is reported in income as a cumulative effect of an accounting change.
Upon adoption on April 1, 2001, the Group recorded an adjustment to other comprehensive income of
R440m (net of tax of R262m) representing the fair value adjustment of derivatives for which the pre-existing hedge relationships would be considered cash flow type hedges. In the 2003 fiscal year, the Group reclassified from other comprehensive income into earnings R48m (net of tax of R28m) (2002: R67m (net of tax of R38m)) as the hedged transaction impacted earnings. Upon adoption, the Group also recorded an adjustment of R45m to increase the carrying value of a hedged debt instrument that was the hedged item in what would be considered a fair value type hedge. The fair value adjustment to the hedged item is limited to the extent of an off-setting fair value adjustment to the hedging instrument. In the 2003 fiscal year, the Group amortized R11m (2002: R11m) of the adjustment to the hedged debt instrument into earnings. Upon adoption, the Group recorded, a cumulative effect of change in accounting principal, R54m (net of tax of
R33m) representing the ineffective portion of adjustments to record derivatives at fair value.
(e)
Goodwill
Under IFRS, goodwill arising on the acquisition of a foreign entity is treated as an asset of the Group and translated at the foreign exchange rate in effect at transaction date. In accordance with IFRS the Group amortizes goodwill and other intangibles on a straight-line basis over the anticipated benefit period.
Under US GAAP, goodwill arising on the acquisition of a foreign entity is translated at the actual exchange rate at the end of the period. Furthermore, under US GAAP with effect from July 1, 2001 goodwill and intangibles with infinite lives are not amortized for business combinations completed after June 30, 2001.
For previously recorded goodwill and intangibles with infinite lives, amortization ceases on March 31, 2002.
These adjustments resulted in an increase of R74m and increase of R16m to income in 2003 and 2002, respectively.
The Group adopted SFAS 142 "Accounting for Goodwill and Other Intangibles" effective April 1, 2002 and completed the initial step of a transitional impairment test on all goodwill and indefinite lived intangible assets as of April 1, 2002. Management determined an impairment of R16m under US GAAP and IFRS existed with respect to the step acquisition of the minority interest in Swiftnet in May 2001, which has been recognized as a cumulative effect of accounting change under US GAAP in the 2003 fiscal year. Subsequent impairment losses will be reflected in operating income or loss in the income statement. There was no subsequent impairment loss recognized in fiscal year 2003.
Had Telkom applied SFAS 142 for the year ended March 31, 2003, 2002 and 2001, the pro forma effects on earnings would have been as follows (in millions of ZAR, except per share amounts):

2001
2002
2003
Income before cumulative effect of accounting change  . . . . . . . . .
1,598
1,267
1,704
Net income according to US GAAP  . . . . . . . . . . . . . . . . . . .
1,598
1,321
1,704
Basic and diluted per share income before cumulative effect of accounting change (cents)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
286.9
227.5
305.9
Basic and diluted net income per share (cents)  . . . . . . . . . . . . . .
286.9
237.1
305.9

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
(f)
Joint venture accounting
Under IFRS, investments qualifying as joint ventures are accounted for under the proportionate consolidation method of accounting. Under the proportionate consolidation method, the venturer records its share of each of the assets, liabilities, income and expenses of the jointly controlled entity on a line-by-line basis with similar items in the venturer's financial statements. The venturer continues to record its total share of the losses in excess of the net investment in the joint venture.
However, for US GAAP purposes where the joint ventures are equity accounted, losses are only recognized up to the net investment in the joint venture, unless the investor has committed to continue providing financial support to the investee.
In 2002, in accordance with IFRS, the Group proportionately consolidated losses of R18m that were in excess of the Group's net investment in the joint venture. Under US GAAP these losses are not recorded for reasons previously stated. The investment was disposed in 2002 and the gain on the sale for IFRS purposes was calculated based on a lower investment balance, resulting in excess gain of R40m compared with
US GAAP.
Vodacom equity accounted earnings
Under IFRS, the Group's interests in joint ventures are proportionally consolidated. Under US GAAP, interest in joint ventures not meeting the criteria for accommodation under item 17 of Form 20-F should be reflected in the consolidated financial statements using the equity method. The following table sets out the restated abbreviated income statement and balance sheet of the Group joint venture company, Vodacom, after US GAAP adjustments.
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Income statements as per US GAAP
Operating income  . . . . . . . . . . . . . . . .
2,589
3,615
4,552
576
Income after financial items  . . . . . . . . . . .
2,110
3,588
3,748
474
Equity accounted earnings  . . . . . . . . . . . .
-
(18)
(188)
(24)
Taxes   . . . . . . . . . . . . . . . . . . . . . . .
(870)
(1,463)
(1,354)
(171)
Minority interests  . . . . . . . . . . . . . . . .
9
(30)
(113)
(14)
Change in accounting policy . . . . . . . . . . .
-
43
5
1
Net income for the year  . . . . . . . . . . . . .
1,249
2,120
2,098
266
Balance sheets as per US GAAP
Non-current assets  . . . . . . . . . . . . . . . .
9,020
11,448
11,853
1,500
Current assets  . . . . . . . . . . . . . . . . . .
3,470
3,990
4,599
582
Total assets   . . . . . . . . . . . . . . . . . . . .
12,490
15,438
16,452
2,082
Equity  . . . . . . . . . . . . . . . . . . . . . .
3,195
4,874
6,086
770
Minority interests  . . . . . . . . . . . . . . . .
(11)
11
88
11
Liabilities  . . . . . . . . . . . . . . . . . . . .
9,306
10,553
10,278
1,301
Total equity and liabilities   . . . . . . . . . . . .
12,490
15,438
16,452
2,082

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
(g)
Deferred bonus incentive scheme
Under IFRS, the total value of deferred bonus entitlements as calculated at the end of each financial period are provided for in full on the balance sheet date, based on the net present value of expected future cash flows. Under US GAAP, compensation cost should be recognized over the service period or the vesting period if the service period is not defined, based upon the undiscounted value of the entitlements.
(h)
Income taxes
Deferred tax benefits and liabilities are calculated, when applicable, for the differences between IFRS and
US GAAP.
Telkom is taxed at a corporate tax rate of 30% on taxable income. Telkom incurs an additional Secondary
Tax on Companies (STC) at a rate of 12.50% on any dividends distributed to shareholders. The dividend tax is payable if and only when dividends are distributed. Neither the Company nor the shareholders receive any future tax benefits as a result of additional tax on dividends paid. As required under IFRS, Telkom will recognize the tax effects of dividends when distributed in future. Under US GAAP, consistent with the requirements of EITF 95-9, the company measures its income tax expense, including the tax effect of temporary differences, using the tax rate that includes the dividend tax. STC is calculated on retained income after the 1992 fiscal year after deducting the net gains from certain capital transactions as defined and after giving credit for dividends received from Vodacom and other subsidiaries for which the Group had paid the related STC tax. The following is the reconciliation of the tax expense computed using the statutory tax rate of 30% to the effective rate of 55% (2002: 70%).
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Income before tax per US GAAP  . . . . . . .
1,433
618
1,341
170
Expected income tax expense at statutory rate
of 30%  . . . . . . . . . . . . . . . . . . . . .
430
186
402
51
Adjustments due to STC on retained income   .
94
26
80
10
Exempt income  . . . . . . . . . . . . . . . . .
(375)
(1)
(55)
(7)
Unutilized tax losses  . . . . . . . . . . . . . .
7
(11)
-
-
Disallowable expenses  . . . . . . . . . . . . .
296
264
129
16
Temporary differences in Joint venture   .  .  .  .
(6)
(11)
4
1
Adjustment on possible CGT - Vodacom earnings
-
43
140
18
(Under)/overprovision for prior year  . . . . . .
-
(62)
36
4
Effective tax  . . . . . . . . . . . . . . . . . .
446
434
736
93
With respect to the Group's investment in Vodacom, SFAS 109 requires that deferred taxes be recognized for the effect of the excess of the amount of financial reporting over the tax basis of such investment. According to South African tax law, the Group would be required to pay tax at a rate of 37.78% on any increase in the appreciation in the value of its investment since October 1, 2001. As such, deferred taxes have been recognized on the Group's share of the undistributed earnings of Vodacom since October 1, 2001.
Deferred tax
The tax effects of the US GAAP adjustments relating to Telkom's operations have been calculated based on a tax rate of 37.78%.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
(h)
Income taxes (continued)
A reconciliation of the deferred tax balances under IFRS to the amounts determined under US GAAP, where materially different, is as follows:
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Net deferred tax asset per IFRS  . . . . . . . .
853
549
240
30
Vodacom deferred tax liability (equity accounted)
134
214
144
18
Additional distribution tax  . . . . . . . . . . .
(360)
(423)
(475)
(60)
CGT on equity investee  . . . . . . . . . . . .
-
(43)
(183)
(23)
Tax effect of US GAAP adjustments   .  .  .  .  .
569
535
468
59
Net deferred tax asset per US GAAP   .  .  .  .  .
1,196
832
194
24
Additional US GAAP disclosures
Share based compensation
The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for
Stock Issued to Employees (APB 25) and related interpretations, because the Company believes the alternative fair value accounting provided for under FASB Statement No.123, Accounting for Stock-Based
Compensation, (SFAS 123) requires the use of option valuation models that were not developed for use in valuing employee stock options.
Under APB 25, Telkom must account for options granted by a principal shareholder to its employees as a result of their employment with Telkom. Accordingly, the excess of the market price of the underlying stock at the date of grant over the exercise price of the employee options, is recognized as a shareholder capital contribution and compensation expense in the financial statements of the Company. The Company recognizes this compensation expense for its graded vesting stock options on a straight-line basis over the vesting period of the shares.
Options granted under the Diabo stock option plan established by the principal shareholder, the Government of South Africa, are exercisable at the price of R33.81, and subject to termination of employment, expire three years from the date of grant, are not transferable other than on death, and are exercisable in four equal annual installments commencing on the date of grant, the first payment date being six months from IPO date.
The compensation expense, applicable to current and ex-employees, is calculated as the difference between the option price and the share price on IPO date since it all relates to compensation for past service. Since the option price exceeded the share price on that date, no compensation expense has been realized at grant date.
Pro forma information regarding net income and earnings per share is required by SFAS 123, as amended by SFAS 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a binomial option pricing model with the following weighted-average assumptions:
    risk-free interest rates based on government zero coupon curve of 13.2% (first option), 12.7% (second option), 11.6% (third option) and 11.3% (last option date);
    dividend yields of 3,33% pa (no dividend yield for the first year);
    volatility factors of the expected market price of the Company's common stock of 34% pa.
An actuarially adjusted Binomial valuation method has been used that builds up a full binomial tree of possible share prices whenever the option is exercised, and discounts these to establish the fair value of the option granted.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
Share based compensation (continued)
For purposes of pro forma disclosures, the estimated fair value of the options is recognized as a onetime charge to operating expenses as allowed by the SEC for options granted in connection with privatizing public entities. The Company's pro forma information based on fair value calculations under SFAS 123 follows:
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
US GAAP net income  . . . . . . . . . . .
1,598
1,317
1,704
216
Compensation expense   . . . . . . . . . .
-
-
(46)
(6)
Pro forma net income  . . . . . . . . . . .
1,598
1,317
1,658
210
Pro forma basic and diluted earnings per
common share (cents):  . . . . . . . . . .
286.9
236.4
297.6
37.7
A summary of the Company's stock option
activity and related information for the year
ended March 31, 2003 follows:
March 31,
March 31,
March 31,
2001
2002
2003
Rm
Rm
Rm
Outstanding number at the beginning of
the year  . . . . . . . . . . . . . . . . . .
-
-
-
Granted  during the year  . . . . . . . . .
-
-
11,140,636
Outstanding at the end of the year   .  .  .  .
-
-
11,140,636
Exercisable at the end of the year   .  .  .  .  .
-
-
-
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Weighted average fair value of options granted
during the year  . . . . . . . . . . . . . . . . .
-
-
46
6
Exercise prices for options outstanding, as at March 31, 2003 is R33.81. The weighted-average remaining contractual life of those options is 564.5 days.
Employee benefits
There is a difference in treatment of the transitional asset/liability at inception of the statements under IFRS and US GAAP. In terms of SFAS 87, this is amortized on a straight-line basis over the remaining lifetime of the fund effective from April 1, 1989. In terms of IAS 19, if this is a "liability" or "deficit", this is either recognized immediately or alternatively amortized over a period of 5 years. In the event of an asset arising, the full amount is recognized immediately. The effect of these differences has been immaterial to the
US GAAP reconciliation.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
Employee benefits (continued)
Pensions
For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with
SFAS 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with
SFAS 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". Presented below are the disclosures required by US GAAP that are different from that provided under IFRS. Except as described below, the plan liabilities and assets are the same under US GAAP as IFRS. The difference in the balance sheet and income statement amounts are attributable to how and when the respective standards were implemented.
The net periodic pension costs includes the following components:
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Service cost on benefits earned:
Interest cost on projected benefit obligations
285
324
307
39
Expected return on plan assets  . . . . . .
(436)
(444)
(479)
(61)
Amortization of transitional obligation   .  .
1
-
(1)
-
Amortization of unrecognized net actuarial
gain  . . . . . . . . . . . . . . . . . . . .
(20)
-
(48)
(6)
Net periodic pension costs  . . . . . . . .
(170)
(120)
(221)
(28)
The status of the pension plan is as follows:
Benefit obligation:
At beginning of year . . . . . . . . . . . .
2,332
2,586
3,055
387
Interest and service cost  . . . . . . . . . .
285
324
307
39
Benefits paid and net cash flow  . . . . . .
(106)
145
(279)
(36)
Actuarial gain  . . . . . . . . . . . . . . .
75
-
(404)
(51)
Benefit obligation at end of year   .  .  .  .  .
2,586
3,055
2,679
339
Plan assets at fair value:
At beginning of year . . . . . . . . . . . .
2,924
2,980
3,805
482
Expected return on plan assets  . . . . . .
(323)
444
479
61
Net cash flows  . . . . . . . . . . . . . . .
379
381
(185)
(24)
Actuarial gain  . . . . . . . . . . . . . . .
-
-
(993)
(126)
Plan assets at end of year  . . . . . . . . .
2,980
3,805
3,106
393
Health Care Costs
In addition to the Group's defined benefit pension plan, the Group sponsors a defined benefit health care plan that provides post-retirement medical benefits to full-time employees who have worked for the Company and joined before June 30, 2000. All employees joining after June 30, 2000 do not qualify for any post-retirement health care subsidies. The plan is contributory, with retiree contributions adjusted annually. The Group's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.
The contribution liability is calculated as the present value of the future contributions after retirement.
The Rand cap on the subsidy applicable to active members and post 1994 continuation members has been assumed to escalate at salary inflation.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
Health Care Costs (continued)
The assumed future investment returns has a significant effect on the amounts reported. A one-percentage-
point change in the assumed health care cost trend rate would have the following effects:
1-Percentage-
Point Movement
Impact on total of service and interest cost components in 2003 . . . . . . . . . . . . .
R33m
Impact on post-retirement benefit obligation as of 2003  . . . . . . . . . . . . . . . . .
R347m
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Restrictions on dividend payouts
The following is a reconciliation of retained
earnings per US GAAP to the amount of
unrestricted retained earnings:
Retained earnings per US GAAP  . . . . .
5,438
6,755
8,459
1,071
Share of non-distributable retained earnings
in significant investee  . . . . . . . . . . .
(1,754)
(2,678)
(3,485)
(441)
Cell Captive investment  . . . . . . . . . .
-
(35)
(48)
(6)
Unrestricted earnings under US GAAP   .  .
3,684
4,042
4,926
624
All distributable earnings are available for distribution based on the Group's dividend policy. The Board of directors of Telkom decides on an annual basis the amount of earnings to be reinvested in the operations and the amount of any remaining funds that are available for distribution to shareholders.
Retained earnings of our investee, Vodacom, are restricted, since we require the consent of other shareholders in order to require Vodacom to declare dividends. Restricted retained earnings included in the March 31,
2003 balance amount to R3,485m (2002: R2,678m, 2001: R1,754m).
Telkom has invested funds in a Cell Captive, which will be used to fund future post-retirement medical aid costs. These funds will be used for that purpose only and are therefore not distributable.
Leases
In the year ended March 31, 2000 the Group entered into a sale and leaseback of its vehicle fleet with debis, part of which is being accounted for under US GAAP as capital leases. While no minimum usage clause exists in this contract as presented in Note 28, the Group is deemed to be economically compelled under
US GAAP to renew such leases based upon their historical requirements and contractual obligations to source any such requirements during the contract period from debis. In accordance with the agreement
Telkom is not allowed to lease any similar vehicles as those specified in the contract from any other service provider during the five-year period.
The current contract does not have a forced renewal option. Any continued involvement after March 31, 2005 will be renegotiated at the time of expiry of the current contract. The contract is structured to have no lease increases on vehicles that are continually leased from debis. If a vehicle is however replaced by a new similar vehicle the lease payment is increased with a percentage increase based on the South African Consumer Price
Index at the time.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
Leases (continued)
The operating lease commitments as at March 31, 2003 are as follows:
Buildings
Equipment
Vehicles
Total
Rm
Rm
Rm
Rm
2004  . . . . . . . . . . . . . . . . . .
149
4
934
1,087
2005  . . . . . . . . . . . . . . . . . .
107
4
995
1,106
2006  . . . . . . . . . . . . . . . . . .
83
2
-
85
2007  . . . . . . . . . . . . . . . . . .
78
-
-
78
2008  . . . . . . . . . . . . . . . . . .
76
-
-
76
>5 years  . . . . . . . . . . . . . . . .
177
-
-
177
Total   . . . . . . . . . . . . . . . . .
670
10
1,929
2,609
The finance lease commitments as
at March 31, 2003 are as follows:
2004  . . . . . . . . . . . . . . . . . .
71
-
62
133
2005  . . . . . . . . . . . . . . . . . .
75
-
62
137
2006  . . . . . . . . . . . . . . . . . .
82
-
-
82
2007  . . . . . . . . . . . . . . . . . .
89
-
-
89
2008  . . . . . . . . . . . . . . . . . .
100
-
-
100
>5 years  . . . . . . . . . . . . . . . .
1,977
-
-
1,977
Total   . . . . . . . . . . . . . . . . .
2,394
-
124
2,518
Statement of Income Classification Items
US GAAP requires the disclosure of certain income statement items.
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Revenues from other services  . . . . . . .
(20,658)
(21,520)
(22,629)
(2,865)
Income from rentals  . . . . . . . . . . . .
(593)
(599)
(591)
(75)
Net sales of tangible products  . . . . . . .
(131)
(120)
(130)
(16)
Income from Government  . . . . . . . . .
(891)
(1,288)
(1,606)
(203)
Income from related parties  . . . . . . . .
(4,140)
(4,420)
(4,742)
(600)
Total operating revenue  . . . . . . . . . .
(26,413)
(27,947)
(29,698)
(3,759)
Total revenue from services   . . . . . . .
(26,282)
(27,827)
(29,568)
(3,743)
 -  Subscription and connection  . . . . . .
(4,055)
(4,283)
(4,582)
(580)
 -  Domestic (local and long distance)   .  .  .
(8,280)
(8,670)
(9,176)
(1,162)
 -  Fixed to mobile  . . . . . . . . . . . . .
(6,845)
(7,323)
(7,540)
(954)
 -  International outgoing  . . . . . . . . .
(1,284)
(1,175)
(1,284)
(163)
 -  Interconnection  . . . . . . . . . . . . .
(1,855)
(1,798)
(1,773)
(225)
 -  Data  . . . . . . . . . . . . . . . . . . .
(3,312)
(3,891)
(4,546)
(575)
 -  Directories and other  . . . . . . . . . .
(651)
(687)
(667)
(84)
Revenue from product sales   . . . . . . .
(131)
(120)
(130)
(16)
Total operating revenue   . . . . . . . . .
(26,413)
(27,947)
(29,698)
(3,759)

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
Statement of Income Classification Items (continued)
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Costs of services . . . . . . . . . . . . . .
13,478
13,780
13,933
1,764
Cost of sales re services  . . . . . . . . . .
122
122
126
16
Cost of tangible products sold . . . . . . .
110
110
120
15
Operating expenses of other income and
SG&A  . . . . . . . . . . . . . . . . . . .
9,105
11,577
11,123
1,408
Total operating expense  . . . . . . . . . .
22,815
25,589
25,302
3,203
Dividends received  . . . . . . . . . . . .
(240)
(300)
(345)
(44)
Net interest and amortization of debt
discount and expense  . . . . . . . . . . .
2,070
1,830
4,113
521
Balance Sheet Classification Items
US GAAP requires the disclosure of certain balance sheet items
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Amounts payable for advisory, management
and service fees  . . . . . . . . . . . . . .
(9)
(23)
(30)
(4)
Amounts payable to controlled companies
(582)
(566)
(482)
(61)
Amounts payable to affiliates  . . . . . . .
(100)
(150)
(197)
(25)
Trade creditors . . . . . . . . . . . . . . .
(902)
(1,666)
(1,423)
(180)
Restructuring liability  . . . . . . . . . . .
-
(35)
-
-
Other amounts payable  . . . . . . . . . .
(3,505)
(3,438)
(1,946)
(246)
Total payable  . . . . . . . . . . . . . . .
(5,098)
(5,878)
(4,078)
(516)
Other payables include the following broad categories of payables: Financial instrument payables, sundry provisions, accruals and VAT payable.
Allowances
The following allowances have been netted off against balance sheet items as disclosed in the IFRS financial statements for the Company.
March 31,
March 31,
March 31,
*March 31,
2001
2002
2003
2003
Rm
Rm
Rm
US$m
Restructuring provision
Opening balance  . . . . . . . . . . . . . .
-
-
35
4
Movement in provision  . . . . . . . . . .
132
373
244
31
Workforce reduction payments  . . . . . .
(132)
(338)
(279)
(35)
Closing balance restructuring liability   .  .
-
35
-
-

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
Adoption of new accounting standards
Effective June 30, 2001, the Group adopted SFAS 141 "Accounting for Business Combinations" for all
acquisitions consummated after June 30, 2001. The effects of adoption of the standard have been included in the reconciliation of net income and shareholders' equity above and described in note (e) thereto.
The group also adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."
SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-
lived assets to be disposed. The effect of the adoption of this standard has been included in the financial statements. No differences were noted between IFRS and US GAAP numbers in this regard.
In April 2002, the FASB issued SFAS 145 "Rescission of SFAS 4, 44, and 64, Amendment of SFAS 13, and
Technical Corrections". This Statement rescinds SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS 64, "Extinguishments of Debt Made to Satisfy
Sinking-Fund Requirements". SFAS 144 also rescinds SFAS 44, "Accounting for Intangible Assets of Motor
Carriers". SFAS 144 amends SFAS 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The application of SFAS 145 did not have a material effect on its US GAAP earnings and financial position.
In 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities".
This Statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No 94-3 "Liability Recognition for Certain Employee Termination
Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)".
SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This liability does not arise when the Company has only committed to a plan, the fundamental criteria of EITF 94-3. In addition, fair value is the objective for initial measurement of the liability. This standard is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 had no effect on the Group's US GAAP earnings and financial position.
Effective December 15, 2002, the Group adopted SFAS Interpretation 45 "Guarantor's Accounting and
Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" for all
guarantees issued after December 31, 2002. The adoption of FIN45 had no effect on the Company's
US GAAP earnings and financial results.
On December 31, 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation
Transition and Disclosures". Statement 148 amends FASB 123 "Accounting for Stock Based Compensation", to provide alternative methods of transition to Statement 123's fair value method of accounting for stock based employee compensation. Statement 148 also amends the disclosure provisions of statement 123 and
APB 28 "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the
Statement does not amend Statement 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of statement 148 are applicable to all companies with stock based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement 123 or the intrinsic value method of Opinion 25. The additional disclosure required by the statement has been provided in the US GAAP information set.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
Recently issued accounting standards
In August 2001, the FASB issued SFAS 143, "Accounting for Obligations Associated with the Retirement of
Long-Lived Assets." SFAS 143 addresses financial accounting and reporting for the retirement obligation of an asset. This statement states that companies should recognize the asset retirement cost, at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet.
The asset retirement liability is then accredited to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. The Statement will be effective for fiscal years beginning after June 15, 2002. The Group does not expect the application of SFAS 143 to have a material effect on its US GAAP earnings and financial position.
In October 2002, the FASB issued SFAS 147 "Acquisition of Certain Financial Institutions".
This statement removes acquisitions of financial institutions, except for transactions between two or more enterprises, from the scope of FASB 72 "Accounting for Certain Acquisitions of Banking or Thrift
Institutions", and FASB 9 "Applying APB Opinions no 16 and 17 "When a Savings and Loan association or
Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method".
This statement also amends FASB 144 "Accounting for the Impairment or Disposal of Long Lived Assets",
to include long-term customer relationship intangible assets within its scope. This statement has not had an effect on the reported numbers of the Group.
In November 2002, The Emerging Issues Task Force reached a final consensus related to Revenue arrangement with Multiple Deliverables (EITF 00-21). The consensus requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if (a) a delivered item has a value to the customer on a stand alone basis, (b) there is objective and reliable evidence of the fair value of the undelivered item and (c) the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue recognition criteria would be applied to each separate unit of accounting.
The group has not yet determined what effect, if any, EITF 00-21 would have on revenue and net income determined in accordance with US GAAP. The task force agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Group is still evaluating the impact of this EITF on its financial statements.
This EITF will be effective for the Group for revenue arrangement entered into after April 1, 2004.
In January 2003, the FASB issued FASB interpretation no 46 "Consolidation of Variable Interest Entities"
and interpretation of ARB no 51 in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities.
In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property.
A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company.
The objective of Interpretation 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
Recently issued accounting standards (continued)
To  further assist financial statement users in assessing a company's risks, the Interpretation also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.
The consolidation requirements of Interpretation 46:
  •   apply immediately to variable interest entities created after January 31, 2003;
  •   apply to existing variable interest entities in the first fiscal year or interim period beginning after
June 15, 2003.
Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. No significant adjustments have been required for the current year.
In April 2003 the Financial Accounting Standards Board (FASB) issued Statement No. 149, Amendment of
SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133,
(2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure
Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements.
SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to
SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15,
2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS
No. 149 should be applied prospectively. The Company does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.
SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.
This Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):
 •    A  financial instrument issued in the form of shares that is mandatorily redeemable that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.
 •    A  financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's equity shares that is to be physically settled or net cash settled).
 •    A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:
(a)
A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer's equity shares.

TELKOM SA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the three years ended March 31, 2003
Recently issued accounting standards (continued)
(b)
Variations in something other than the fair value of the issuer's equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer's equity shares.
(c)
Variations inversely related to changes in the fair value of the issuer's equity shares, for example, a written put option that could be net share settled.
The requirements of this Statement apply to issuers' classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract.

F87
VODACOM GROUP (PROPRIETARY) LIMITED
(Registration number 1993/005461/07)
CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
for the three years ended March 31, 2003
CONTENT
Page
Report of the Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Consolidated Income Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Consolidated Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Consolidated Statements of Changes in Equity  . . . . . . . . . . . . . . . . . . . . . . . . . .

Consolidated Cash Flow Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
F-92
Notes to the Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . .
F-93

REPORT OF THE INDEPENDENT AUDITORS
To The Members Of Vodacom Group (Proprietary) Limited
We have audited the accompanying consolidated balance sheets of Vodacom Group (Proprietary) Limited and subsidiaries ("the Group") as of 31 March 2001, 2002 and 2003 and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended March 31, 2003 set out on pages F89 to F169. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with statements of South African Auditing Standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Group as at March 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with International Financial Reporting Standards, South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa, 1973.
Furthermore, as discussed in Note 23 to the financial statements, in 2002 the Group changed its accounting policy for financial instruments to conform to International Accounting Standard 39 Financial Instruments: Recognition and Measurement. In addition, International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net profit for each of the three years in the period ended March 31, 2003 and the determination of shareholders' equity at March 31, 2003, 2002 and 2001, to the extent summarized in Note 43 to the consolidated financial statements.
Registered Accountants and Auditors
Registered Accountants and Auditors
Chartered Accountants (SA)
Chartered Accountants (SA)
Pretoria
Pretoria
June 11, 2003
June 11, 2003
F-88
PricewaterhouseCoopers Inc
Reg. no. 1998/012055/21
Chartered Accountants (SA)
P O Box 35297
Menlo Park 0102
Tel: +27 (12) 429 0000
Fax: +27 (12) 429 0100
Chartered Accountants (SA)
P O Box 11007
Hatfield 0028
Tel: +27 (12) 482-0000
Fax: +27 (12) 460-3633
C I Dey Director  Managing Pretoria Office
A E Swiegers  Senior Partner Pretoria Office
The company principal place of business is at 2 Eglin Road, Sunninghill, where a list of
The company principal place is at 20 Woodlands Drive, Woodmead, where a list of the partner's names is available.
the direc
tors' names is available.
Joint Auditor/Gesamentlike Ouditeure

VODACOM GROUP (PROPRIETARY) LIMITED
CONSOLIDATED INCOME STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Notes
Rm
Rm
Rm
Revenue   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1
13,276.4
16,150.7
19,778.7
Other operating income  . . . . . . . . . . . . . . . . . . . . .
48.5
29.2
68.0
Direct network operating cost  . . . . . . . . . . . . . . . . . .
(6,916.4)
(8,369.8)
(10,860.4)
Depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . .
4
(1,364.1)
(1,857.3)
(2,163.0)
Staff expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .
(950.6)
(1,135.2)
(1,018.6)
Marketing and advertising expenses  . . . . . . . . . . . . . . .
(514.6)
(542.0)
(652.5)
General administration expenses  . . . . . . . . . . . . . . . .
(541.1)
(498.2)
(611.6)
Amortization of intangible assets  . . . . . . . . . . . . . . . .
2
(271.5)
(212.7)
(210.7)
Integration costs, disposal of operations and impairments   .  .  .
3
(213.2)
56.4                          _
Profit from operations   . . . . . . . . . . . . . . . . . . . . .
4
2,553.4
3,621.1
4,329.9
Interest, dividends and other financial income received  .  .  .  .  .
6
27.7
840.4
742.4
Finance costs  . . . . . . . . . . . . . . . . . . . . . . . . . . .
7
(506.8)
(868.2)
(1,546.3)
Profit before taxation   . . . . . . . . . . . . . . . . . . . . . .
2,074.3
3,593.3
3,526.0
Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8
(765.7)
(1,190.7)
(1,198.9)
Profit after taxation  . . . . . . . . . . . . . . . . . . . . . . .
1,308.6
2,402.6
2,327.1
Minority interest  . . . . . . . . . . . . . . . . . . . . . . . . .
17
9.2
(29.6)
(112.5)
Net profit   . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,317.8
2,373.0
2,214.6
Basic and diluted earnings per share    . . . . . . . . . . . . .
32
131,780
237,300
221,460
Dividend per share   . . . . . . . . . . . . . . . . . . . . . . .
32
48,000
60,000
60,000

VODACOM GROUP (PROPRIETARY) LIMITED
CONSOLIDATED BALANCE SHEETS
as at March 31, 2003
2001
2002
2003
Notes
Rm
Rm
Rm
ASSETS
Non current assets   . . . . . . . . . . . . . . . . . . . . . . .
8,871.6
11,213.3
12,125.9
Property, plant and equipment  . . . . . . . . . . . . . . . .
9
7,696.2
9,896.6
10,675.0
Intangible assets  . . . . . . . . . . . . . . . . . . . . . . . .
10
822.9
796.3
551.1
Investments  . . . . . . . . . . . . . . . . . . . . . . . . . .
11
13.4
22.7
195.1
Deferred taxation  . . . . . . . . . . . . . . . . . . . . . . .
12
339.1
497.7
704.7
Current assets   . . . . . . . . . . . . . . . . . . . . . . . . .
3,470.2
4,145.3
4,689.7
Inventory  . . . . . . . . . . . . . . . . . . . . . . . . . . .
13
398.4
306.0
238.8
Accounts receivable  . . . . . . . . . . . . . . . . . . . . . .
14
2,273.4
2,845.9
3,158.9
Short-term investments  . . . . . . . . . . . . . . . . . . . .
11                         _

58.6
50.9
Foreign currency derivatives  . . . . . . . . . . . . . . . . .
38
0.8
215.6
34.6
Bank and cash balances  . . . . . . . . . . . . . . . . . . . .
31
797.6
719.2
1,206.5
Total assets   . . . . . . . . . . . . . . . . . . . . . . . . . . .
12,341.8
15,358.6
16,815.6
EQUITY AND LIABILITIES
Capital and reserves   . . . . . . . . . . . . . . . . . . . . . .
3,506.0
5,463.8
6,837.4
Ordinary share capital  . . . . . . . . . . . . . . . . . . . . .
15                           _                            _                           _

Non-distributable reserves  . . . . . . . . . . . . . . . . . .
16
(2.3)
106.1
(132.3)
Retained earnings  . . . . . . . . . . . . . . . . . . . . . . .
3,508.3
5,357.7
6,969.7
Minority interest   . . . . . . . . . . . . . . . . . . . . . . . .
17
(11.4)
10.6
88.0
Non current liabilities   . . . . . . . . . . . . . . . . . . . . .
1,580.2
1,894.4
2,881.6
Interest bearing debt . . . . . . . . . . . . . . . . . . . . . .
18
896.1
780.2
1,732.2
Deferred taxation  . . . . . . . . . . . . . . . . . . . . . . .
12
607.5
926.2
993.1
Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . .
22
76.6
188.0
156.3
Current liabilities
  . . . . . . . . . . . . . . . . . . . . . . .
7,267.0
7,989.8
7,008.6
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . .
19
3,152.8
3,223.6
3,799.0
Taxation payable  . . . . . . . . . . . . . . . . . . . . . . .
810.0
351.6
315.2
Shareholder loans  . . . . . . . . . . . . . . . . . . . . . . .
20
920.0
920.0
920.0
Non-interest bearing debt  . . . . . . . . . . . . . . . . . . .
21
32.4
4.3
4.3
Short-term interest bearing debt  . . . . . . . . . . . . . . .
18
0.5
1,015.9
286.1
Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . .
22
273.8
297.6
324.4
Dividends payable . . . . . . . . . . . . . . . . . . . . . . .
483.8
600.0
600.0
Foreign currency derivatives  . . . . . . . . . . . . . . . . .
38                          _                           _

200.6
Bank overdraft . . . . . . . . . . . . . . . . . . . . . . . . .
31
1,593.7
1,576.8
559.0
Total equity and liabilities   . . . . . . . . . . . . . . . . . . .
12,341.8
15,358.6
16,815.6
Commitments and contingent liabilities   . . . . . . . . . . .                                       33 - 35

VODACOM GROUP (PROPRIETARY) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three years ended March 31, 2003
Share             Retained
Non-
Total
capital and
earnings
distributable
premium
reserves
Notes
Rm
Rm
Rm
Rm
Balance at April 1, 2000   . . . . . . . . . . . .
2,670.5
0.6
2,671.1
Net profit for the year  . . . . . . . . . . . . .

1,317.8

1,317.8
Dividends declared  . . . . . . . . . . . . . .

(480.0)

(480.0)
Net gains and losses not recognized in the
income statement
16
Foreign currency translation reserve  . . . .

(2.9)
(2.9)
Balance at March 31, 2001   . . . . . . . . . .
3,508.3
(2.3)
3,506.0
Change in accounting policy  . . . . . . . . .
23

84.9

84.9
Balance at March 31, 2001  restated   . . . .
3,593.2
(2.3)
3,590.9
Net profit for the year  . . . . . . . . . . . . .

2,373.0

2,373.0
Dividends declared  . . . . . . . . . . . . . .

(600.0)

(600.0)
Contingency reserve . . . . . . . . . . . . . .

(8.5)
8.5

Net gains and losses not recognized in the
income statement
16
Foreign currency translation reserve  . . . .

119.8
119.8
Foreign currency translation reserve
 deferred taxation  . . . . . . . . . . . . .

(19.9)
(19.9)
Balance at March 31, 2002   . . . . . . . . . .
5,357.7
106.1
5,463.8
Net profit for the year  . . . . . . . . . . . . .

2,214.6

2,214.6
Dividends declared  . . . . . . . . . . . . . .

(600.0)

(600.0)
Contingency reserve . . . . . . . . . . . . . .

(2.6)
2.6

Net gains and losses not recognized in the
income statement
16
Foreign currency translation reserve  . . . .

(262.0)
(262.0)
Foreign currency translation reserve
 deferred taxation  . . . . . . . . . . . . .

21.0
21.0
Balance at March 31, 2003   . . . . . . . . . .
6,969.7
(132.3)
6,837.4
F91

VODACOM GROUP (PROPRIETARY) LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
for the three years ended March 31, 2003
2001
2002
2003
Notes
Rm
Rm
Rm
CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers  . . . . . . . . . . . . . . . . .
12,664.8
15,583.1
19,349.0
Cash paid to suppliers and employees  . . . . . . . . . . . .
(8,001.2)
(9,395.0)
(12,627.9)
Cash generated from operations   . . . . . . . . . . . . . . .
24
4,663.6
6,188.1
6,721.1
Finance costs paid  . . . . . . . . . . . . . . . . . . . . . . .
25
(500.2)
(889.2)
(721.7)
Interest, dividends and other financial income received   .  .  .
26
27.7
541.6
280.0
Taxation paid  . . . . . . . . . . . . . . . . . . . . . . . . .
27
(567.6)
(1,539.1)
(1,337.4)
Integration costs  . . . . . . . . . . . . . . . . . . . . . . . .
(13.7)

Dividends paid  shareholders  . . . . . . . . . . . . . . . .

(480.0)
(600.0)
Dividends paid  minority shareholders in subsidiaries   .  .  .

(6.3)

Net cash flows from operating activities   . . . . . . . . . . .
3,609.8
3,815.1
4,342.0
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment  . . . . . . . . .
28
(2,834.9)
(4,409.1)
(3,066.5)
Proceeds on disposal of property, plant and equipment   .  .  .
83.0
92.4
7.7
Acquisition of intangible assets  . . . . . . . . . . . . . . . .
10

(193.7)

Disposal of subsidiaries  . . . . . . . . . . . . . . . . . . . .
29

1.7
31.5
Acquisition of subsidiaries  . . . . . . . . . . . . . . . . . .
29
(113.8)
(0.1)

Disposal of joint ventures  . . . . . . . . . . . . . . . . . . .
30

23.3

Acquisition of joint ventures  . . . . . . . . . . . . . . . . .
30

Advance to minority shareholders  . . . . . . . . . . . . . .

(157.9)
Disposal of other investments  . . . . . . . . . . . . . . . . .
18.0

9.0
Other investing activities  . . . . . . . . . . . . . . . . . . .
(4.9)
(57.8)
(67.0)
Net cash flows utilized in investing activities   . . . . . . . . .
(2,852.6)
(4,543.3)
(3,243.2)
CASH FLOW FROM FINANCING ACTIVITIES
Shareholder loans repaid  . . . . . . . . . . . . . . . . . . .
(150.0)

Interest bearing debt raised  . . . . . . . . . . . . . . . . . .

570.6
774.1
Interest bearing debt repaid  . . . . . . . . . . . . . . . . . .
(847.4)

(426.1)
Non-interest bearing debt repaid  . . . . . . . . . . . . . . .
(16.9)

Finance lease capital repaid  . . . . . . . . . . . . . . . . . .
(23.9)

(1.6)
Finance lease capital raised  . . . . . . . . . . . . . . . . . .

13.2
Funding received from minority shareholders  . . . . . . . .

157.9
Net cash flows from/(utilized in) financing activities   . . . .
(1,038.2)
570.6
517.5
NET INCREASE/(DECREASE) IN CASH AND CASH
EQUIVALENTS   . . . . . . . . . . . . . . . . . . . . . . . .
(281.0)
(157.6)
1,616.3
Cash and cash equivalents at the beginning of the year   .  .  .
(515.0)
(796.1)
(857.6)
Effect of foreign exchange rate changes  . . . . . . . . . . .
(0.1)
96.1
(111.2)
CASH AND CASH EQUIVALENTS AT THE END OF THE
YEAR   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
31
(796.1)
(857.6)
647.5

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
BASIS OF PREPARATION
These consolidated annual financial statements have been prepared in accordance with International Financial Reporting
Standards and South African Statements of General Accepted Accounting Practice and have been prepared on the historical cost basis, unless otherwise indicated. The consolidated annual financial statements have been presented in South African Rands, as this is the currency in which the majority of the Group's transactions are denominated.
The principal accounting policies are consistent in all material respects with those applied in the previous period, except where disclosed elsewhere.
The following are the principal accounting policies adopted by the Group in the preparation of these consolidated annual financial statements:
ACCOUNTING POLICIES
A.
CONSOLIDATION
A.1
Basis of Consolidation
The consolidated annual financial statements include the consolidated financial position, results of operations and cash flows of Vodacom Group (Proprietary) Limited and its subsidiaries, both foreign and domestic, up to March 31, 2003.
Joint ventures are included using the proportionate consolidation method, whereby the Group's share of the assets, liabilities, income, expenses and cash flows of joint ventures are combined on a line-by-line basis with similar items in the consolidated annual financial statements.
Subsidiaries and joint ventures where control is intended to be temporary, as they are acquired and held exclusively with a view to their subsequent disposal in the near future or the subsidiary or joint venture is operating under severe long-term restrictions, which significantly impairs its ability to transfer funds, are not consolidated, or proportionately consolidated. Such subsidiaries and joint ventures are accounted for as investments available for sale in terms of the accounting policy for Financial Instruments.
Minority interests in the consolidated balance sheet and income statement are separately presented.
Goodwill, on the acquisition of subsidiaries and joint ventures is accounted for in accordance with the
Group's accounting policy for Intangible Assets set out below.
A.2
Business Combinations
•    Acquisitions of a business
Business combination acquisitions are accounted for using the purchase method of accounting, whereby the acquisition is accounted for at its cost plus any costs directly attributable to the acquisition.
Cost represents the cash or cash equivalents paid or the fair value or other consideration given, at the date of the acquisition, of the purchase consideration. Business combinations include the acquisition of subsidiaries and joint ventures.
On acquisition, the identifiable assets and liabilities of the relevant subsidiaries or joint ventures are measured based upon the Group's interest in their fair value at the date of acquisition.
•    Disposals
On subsequent disposal, the profit or loss on disposal is the difference between the selling price and the fair value of net assets and liabilities disposed of, adjusted for any related goodwill to the extent that it has not been amortized in the consolidated income statement in accordance with the Group's accounting policies.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
A.
CONSOLIDATION (continued)
A.3
Subsidiaries
Subsidiaries are those entities controlled by the Group. Control is presumed to exist where the Group has an interest of more than one half of the voting rights and the power to control the financial and operating activities of the entities so as to obtain benefits from its activities. All subsidiaries are consolidated.
Inter-company balances and transactions, and resulting unrealized profits between Group companies, are eliminated in full on consolidation.
Where necessary, accounting policies of subsidiaries are adjusted to ensure that the consolidated annual financial statements are prepared using uniform accounting policies.
Investments in subsidiaries are consolidated from the date on which the Group has power to exercise control, up to the date on which power to exercise control ceases.
A.4
Joint Ventures
Joint ventures, for the purpose of these consolidated annual financial statements, are those entities in which the Group has joint control through a contractual arrangement with one or more other venturers.
Investments in joint ventures are proportionately consolidated from the date on which the Group has power to exercise joint control, up to the date on which power to exercise joint control ceases.
The Group's proportionate share of inter-company balances and transactions, and resulting unrealized profit or losses, between Group companies and jointly controlled entities are eliminated on consolidation.
B.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses, if any. Land is not depreciated and is recorded at cost less impairment losses, if any.
Cost of property, plant and equipment includes all directly attributable expenditure incurred in the acquisition, establishment and installation of such assets so as to bring them to a working condition for their intended use.
Interest costs are not capitalized.
Depreciation is calculated so as to write off the cost of property, plant and equipment on a straight-line basis, over their estimated useful lives to its estimated residual value. Depreciation commences when the asset is ready for its intended use (in the case of infrastructure assets this is deemed to be the date of acceptance). The estimated useful lives of depreciable property, plant and equipment are as follows:
General-purpose buildings
50 years
Special purpose buildings
15 years
Infrastructure
 GSM
8 years
 Value added services equipment
8 years
 Value added services software
3 years
Community services
 Containers
5 years
 Cellular equipment
2 years
Information services
 Equipment
4 years
 Software
3 years
SIM center
4 years
Office automation
2  3 years

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
B.
PROPERTY, PLANT AND EQUIPMENT (continued)
Other assets:
 Motor vehicles
4 years
 Furniture and fittings
5 years
 Office equipment
4 years
General-purpose buildings are classified as owner-occupied. They are therefore held at cost and depreciated as property, plant and equipment, and not regarded as investment properties.
Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.
Maintenance and repairs, which neither materially add to the value of the assets nor appreciably prolong their useful lives, are recognized as an expense in the period incurred. Minor plant and equipment items are also recognized as an expense in the period incurred.
Profits or losses on the retirement or disposal of property, plant and equipment, determined as the difference between the actual proceeds and the carrying amount of the assets, are recognized in the consolidated income statement in the period in which they occur.
C.
INTANGIBLE ASSETS
Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any.
The residual value of intangible assets is assumed to be zero. Intangible assets are amortized to the consolidated income statement on a straight-line basis over their estimated useful lives, which are reviewed on an annual basis.
Amortization commences when the intangible asset is available for use. The estimated useful lives of intangible assets are currently as follows:
Licenses
 Mobile
5 - 20 years
Other intangible assets
 Contract mobile customers
5 years
 Internet customer related
3 years
 Trademarks
5 - 10 years
 Goodwill
(Note C.4)
The following are the main categories of intangible assets:
C.1
Licenses
Licenses, which are acquired to yield an enduring benefit, are capitalized at cost and amortized from the date of commencement of usage rights over the shorter of the economic life or the duration of the license agreement.
C.2
Customer Bases
Cost of contract customer bases represents the purchase price on the acquisition of mobile or internet customer bases. Customer bases are amortized on a straight-line basis over their estimated useful lives.
C.3
Trademarks and Brands
Purchased trademarks and brands are capitalized at cost and amortized over their estimated useful lives.
Expenditure incurred to develop, maintain and renew trademarks and brands internally is recognized as an expense in the period incurred.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
C.
INTANGIBLE ASSETS (continued)
C.4
Goodwill
Goodwill represents the excess of the cost of the acquisition of a subsidiary or joint venture, over the
Group's interest in the fair value of identifiable assets and liabilities at the date of acquisition, and is carried at cost less accumulated amortization and accumulated impairment losses, if any. Goodwill is amortized on a straight-line basis over its estimated useful life, not exceeding 20 years.
D.
INVENTORY
Inventory is stated at the lower of cost and net realizable value. Cost is determined by the first-in-first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing it to its present location and condition. Net realizable value represents the estimated selling price in the ordinary course of business less all estimated costs to completion and the estimated costs necessary to make the sale.
The amount of any write-down of inventory to net realizable value and all losses of inventory is recognized as an expense in the period the write-down or loss occurs.
E.
FOREIGN CURRENCIES
E.1
Transactions and Balances
Foreign currency transactions are translated, on initial recognition, at the foreign exchange rate ruling at the date of the transaction.
Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at settlement date or balance sheet date whichever occurs first. Exchange differences on the settlement or translation of monetary assets or liabilities are included in finance costs in the period in which they arise.
E.2
Foreign Entities
The annual financial statements of foreign entities are translated into South African Rands for incorporation into the consolidated annual financial statements. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash flow items are translated at the actual foreign exchange rate or average foreign exchange rates for the period.
Gains and losses on the translation of equity loans to foreign entities that are intended to be permanent are recognized in equity.
All resulting unrealized exchange differences are classified as equity. On disposal, the cumulative amounts of unrealized exchange differences that have been deferred are recognized in the consolidated income statement as part of the gain or loss on disposal.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Group and translated at the foreign exchange rates ruling at transaction date.
E.3
Foreign Currency Hedges
Foreign currency hedges are dealt with in the Financial Instruments accounting policy.
F.
TAXATION
F.1
Current Taxation
The charge for current taxation is based on the results for the period and is adjusted for items that are non-
assessable or disallowed. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.
F96

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
F.
TAXATION (continued)
F.2
Deferred Taxation
Deferred taxation is provided using the balance sheet liability method for all temporary differences arising between the carrying amounts of assets and liabilities, on the consolidated balance sheet, and their respective taxation bases. Deferred taxation is not provided on differences relating to goodwill for which amortization is not deductible for taxation purposes nor on the initial recognition of assets or liabilities, which is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss.
Deferred taxation liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and joint ventures, except where the Group is able to control the timing of the reversal of the temporary differences and it is probable that it will not reverse in the foreseeable future.
Deferred taxation assets are recognized to the extent that it is probable that future taxable profit will be available against which the associated unused taxation losses or credits and deductible temporary differences can be utilized.
Provision for taxation, which could arise if undistributed retained profit of certain subsidiaries is remitted, is only made where a decision has been taken to remit such retained profits.
F.3
Secondary Taxation on Companies
Secondary Taxation on Companies (STC) is provided for at a rate of 12.5% on the amount of the net dividend declared by Vodacom Group (Proprietary) Limited. It is recorded as a tax expense when dividends are declared.
G.
EMPLOYEE BENEFITS
G.1     Post-employment Benefits
The Group provides defined contribution funds for the benefit of employees, the assets of which are held in separate funds. The funds are funded by payments from employees and the Group. Contributions to the fund are recognized as an expense in the period in which the employee renders the related service.
The Group has no liability for contributions to the medical aid of retired employees.
G.2     Short-term and Long-term Benefits
The cost of all short-term employee benefits, such as salaries, employee entitlements to leave pay, bonuses, medical aid and other contributions, are recognized during the period in which the employee renders the related service. The Group recognizes the expected cost of bonuses only when the Group has a present legal or constructive obligation to make such payment and a reliable estimate can be made.
G.3     Accumulative Termination Benefits
Accumulative termination benefits are payable whenever:
 an employee's employment is terminated before the normal retirement date, or an employee accepts voluntary redundancy.
The Group recognizes termination benefits when it is constructively obliged to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.
If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.
In the case of an offer to encourage voluntary redundancy and if the amount can be reasonably estimated, the measurement of termination benefits is based on the number of employees expected to accept the offer.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
G.
EMPLOYEE BENEFITS (continued)
G.4     Compensation Benefits
Employees of the wholly owned subsidiaries, including executive directors, are eligible for compensation benefits in the form of a Deferred Bonus Incentive Scheme. Periodically, a number of entitlements are issued to employees, the value of which depends on the seniority of the employee. Benefits of eligible employees arising from the entitlements are determined with reference to the present value per entitlement, which is determined annually based on profits as per the audited consolidated annual financial statements of Vodacom Group (Proprietary) Limited.
The fair value of the entitlements is calculated as the difference in the entitlement value at balance sheet date and the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant. Any change in entitlement value is recorded in the income statement based on the present value of the expected future cash out flows and recorded as a liability in the balance sheet.
Participating employees are entitled to cash in the entitlements over a six-year period.
H.
REVENUE RECOGNITION
Revenue, which excludes Value Added Taxation and sales between Group companies, represents the invoiced value of goods and services supplied by the Group. The Group measures revenue at the fair value of the consideration received or receivable. Revenue is recognized only when it is probable that the economic benefits associated with a transaction will flow to the Group and the amount of revenue, and associated costs incurred or to be incurred, can be measured reliably. If necessary, revenue is split into separately identifiable components.
The main categories of revenue and basis of recognition for the Group are:
H.1     Contract Products
These contracts may include a subsidized handset, 24-month service, activation, SIM-card and a user manual. Revenue is recognized as follows:
 --  The loss on the subsidized handset, which includes the costs of the handset, the SIM-card and manual, is recognized upon activation by the customer.
 --  Activation fee revenue received from the customer is recognized upon activation by the customer.
 --  Monthly access revenue received from the customer is recognized in the period in which the service is delivered.
 --  Airtime revenue is recognized on the usage basis. The terms and conditions of the bundled airtime products allow the carry over of unused minutes and the accumulation to a maximum of five times the monthly allocation. The unused airtime is deferred in full.
 --  Deferred revenue related to unused airtime is recognized when utilized by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognized in income.
 --  Any other costs incurred as a result of a new customer, are expensed upon activation as this is treated as a customer acquisition cost.
H.2     Prepaid Products
•    Airtime
Upon purchase of an airtime voucher the customer receives the right to make outgoing calls.
Revenue is recognized as the customer utilizes the voucher.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
H.
REVENUE RECOGNITION (continued)
H.2      Prepaid Products (continued)
 •   Remaining elements of prepaid packages
When a prepaid package is sold, all the costs, which include the costs of the SIM-card and manual, together with the commission, is treated as a customer acquisition cost and the loss is recognized upon activation by the customer. If a handset is bundled with a prepaid package, the cost is also treated as a customer acquisition cost.
The residual revenue related to the remaining elements of the prepaid packages is not separable since no objective evidence of fair value exists. The Group currently recognizes this residual amount upon activation.
H.3     Equipment Sales
All equipment sales are recognized only when delivery and acceptance has taken place. Equipment sales to third party service providers are recognized when delivery is accepted. No rights of return exist on sales to third party service providers.
H.4      Other Revenue and Income
 •   Interconnect income
Interconnect income is recognized on the usage basis.
 •   Dividends
Dividends from investments are recognized when the right to receive payment has been established.
 •   Interest
Interest is recognized on a time proportion basis with reference to the principal amount receivable and the effective interest rate applicable.
I.
LEASES
I.1
Lease Classification
Leases involving property, plant and equipment whereby the lessor provides finance to the lessee with the asset as security, and where the lessee assumes the significant risks and rewards of ownership of those leased assets, are classified as finance leases.
Leases of property, plant and equipment to the lessee, under which the lessor effectively retains the significant risks and rewards of ownership of those leased assets, are classified as operating leases.
I.2
Group as Lessee
 •   Finance leases
Lessee finance leases are capitalized, as property, plant and equipment, at their cash equivalent cost and a corresponding finance lease liability is raised. The cash equivalent cost is the lower of fair value or the present value of the minimum lease payments, at inception of the lease. Such assets are depreciated in terms of the accounting policy on property, plant and equipment stated above. Lease payments are allocated between lease finance costs and a capital reduction of the finance lease liability. Lease finance costs are allocated to the consolidated income statement over the term of the lease using the effective interest rate method, so as to produce a constant periodic rate of return on the remaining balance of the liability for each period.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
I.
LEASES (continued)
I.2
Group as Lessee (continued)
 •   Operating leases
Lessee operating lease rental payments are expensed in the consolidated income statement on a straight-
line basis over the lease term. When an operating lease is terminated before the lease term has expired any payment to the lessor that is required, by way of penalty, is recognized as an expense in the period in which termination takes place.
J.
DERIVATIVE INSTRUMENTS
Prior to April 1, 2001, the Group entered into foreign exchange forward contracts to hedge the Group's exposure to fluctuations in foreign currency exchange rates on specific transactions. Up to March 31, 2001, gains and losses on forward contracts designated as hedges of identifiable foreign currency firm commitments were deferred and included in the measurement of the related foreign currency transactions.
The portion of the premium paid or received relating to the commitment period was included in the measurement of the basis of the related foreign currency transaction when recorded. Any remaining premium was amortized over the remaining life of the forward contract.
Foreign exchange contract costs incurred in covering foreign currency loans are expensed over the period of the contract and are included in finance costs.
Effective April 1, 2001, the Group adopted IAS 39: Financial Instruments: Recognition and Measurement
(Revised 2000) ("IAS 39"), which requires that all derivative instruments be recorded on the balance sheet at fair value, including certain derivative instruments embedded in other contracts. Changes in the fair value of forward contracts are recorded each period in current earnings, as the forward contracts do not qualify as hedges under
IAS 39. Upon initial application of IAS 39, the Group recorded the fair value of the existing forward contracts on the balance sheet and the corresponding gain was recognized as an adjustment of the opening balance of retained earnings.
Prior to April 1, 2001, the Group entered into interest rate swap agreements in order to manage interest rate exposure. The net interest paid or received on the swaps was recognized as interest expense. Gains resulting from the early termination of interest rate swap agreements were deferred and amortized as adjustments to interest expense over the remaining period originally covered by the terminated swap.
Effective April 1, 2001 interest rate swaps are fair valued and recorded on the balance sheet in accordance with
IAS 39.
The Group does not use derivatives for trading or speculative purposes.
K.
FINANCIAL INSTRUMENTS  OTHER THAN DERIVATIVES
K.1      Initial Recognition and Measurement
All financial instruments, other than derivatives, which are dealt with above, are recognized on the consolidated balance sheet. Financial instruments are initially recognized when the Group becomes party to the contractual terms of the instruments and are measured at cost, which is the fair value of the consideration given (financial asset) or received (financial liability or equity instrument) for it. Financial liabilities and equity instruments issued by the Group are classified at initial recognition as debt or equity or compounded instruments in terms of IAS 32: Financial Instruments: Disclosure and Presentation ("IAS 32") on the basis of their contractual terms. Transaction costs are included in the initial measurement of the financial instrument. Subsequent to initial recognition, these instruments are measured as set out below.
K.2      Financial Assets
The Group's principal financial assets are investments, foreign currency assets, receivables and bank and cash balances:

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
K.
FINANCIAL INSTRUMENTS -- OTHER THAN DERIVATIVES (continued)
K.2       Financial Assets (continued)
 •   Investments
Investments in equity instruments, excluding those in subsidiaries and joint ventures, are classified as available for sale and are stated at fair value. Gains and losses from changes in fair value of available for sale financial assets are recognized directly in equity until the financial asset is disposed of or it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the consolidated income statement.
Investments acquired principally for the purpose of generating a profit from the short-term fluctuations in price, are classified as held for trading and are recorded and measured at fair value. Gains and losses on these investments are recorded in the consolidated income statement.
Interest bearing investments, including investments in finance leases, are stated at original investment less principal payments, and amortizations, and less accumulated impairment.
 •   Receivables
Receivables originated by the Group by providing goods or services directly to the customer are carried at original invoice amount less provision for doubtful receivables. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount.
The provision for doubtful receivables covers losses where there is objective evidence that probable losses are present in components of the receivable portfolio at the balance sheet date. These have been estimated based upon historical patterns of losses in each component, the credit ratings allocated to the customers and reflecting the current economic climate in which the borrowers operate. When a receivable is uncollectable, it is written off to the income statement; subsequent recoveries are credited to the income statement.
The Group invoices its independent service providers and dealers (agents) for the revenue billed by them on behalf of the Group. The Group, within its contractual arrangements with its agents, pays them administrative fees. The Group receives in cash, the net amount equal to the gross revenue earned less the administrative fees payable to the agents.
 •   Bank and cash balances
The accounting policy for bank and cash balances is dealt with under cash and cash equivalents set out below.
K.3      Financial Liabilities
The Group's principal financial liabilities are shareholder loans, interest bearing debt, non-interest bearing debt, accounts payable, dividends payable, provisions and bank borrowings and other short term debt:
 •   Shareholder loans
Shareholder loans are recognized at the original proceeds received less principal payments.
 •   Debt
Interest bearing debt, including finance lease obligations, is recognized at amortized cost, namely original debt less principal payments and amortizations. The accounting policy for finance lease obligations is dealt with under leases set out above.
 •   Accounts payable
Accounts payable are stated at their cost.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
K.
FINANCIAL INSTRUMENTS -- OTHER THAN DERIVATIVES (continued)
K.3      Financial Liabilities (continued)
•    Dividends payable
Dividends payable are stated at amounts declared.
•    Provisions
Provisions are recognized when the Group has a present legal or constructive obligation resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.
A past event is deemed to give rise to a present obligation if, taking into account the available evidence, it is more likely than not that a present obligation exists at balance sheet date.
The amount recognized as a provision, is the best estimate of the expenditure required to settle the present obligation at balance sheet date, taking into account risks and uncertainties surrounding the provision.
 •   Bank borrowings and other short-term debt
The accounting policy for bank borrowings and other short-term debt is dealt with under cash and cash equivalents set out below.
K.4     Equity Instruments
The Group's principal equity instrument is ordinary share capital, which is recorded at original cost.
K.5     De-recognition
Financial assets (or a portion thereof) are de-recognized when the Group realizes the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On de-recognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the consolidated income statement.
Financial liabilities (or a portion thereof) are de-recognized when the obligation specified in the contract is discharged, cancelled or expire. On de-recognition, the difference between the carrying amount of the financial liability, including related unamortized costs and amounts paid for it are included in the consolidated income statement.
K.6     Fair Value Methods and Assumptions
The fair value of financial instruments traded in an organized financial market are measured at the applicable quoted prices.
The fair value of financial instruments not traded in an organized financial market, is determined using a variety of methods and assumptions that are based on market conditions and risk existing at balance sheet date, including independent appraisals and discounted cash flow methods.
The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair value.
K.7     Offset
Where a legally enforceable right of offset exists for recognized financial assets and financial liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
L.
IMPAIRMENT OF ASSETS
The carrying amounts of assets, mentioned in the accounting policy notes, are assessed at each balance sheet date or earlier if there is a triggering event, to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset, being the higher of the asset's net selling price and its value in use. An impairment loss is recognized if the recoverable amount of an asset is less than its carrying amount. The impairment loss is recognized as an expense in the consolidated income statement immediately.
The net selling price represents the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less costs of disposal.
The value in use of an asset represents the expected future cash flows, from continuing use and disposal that are discounted to their present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognized whenever the recoverable amount of a cash-generating unit is less than its carrying amount. The impairment loss is allocated to reduce the carrying amount of the assets of the cash-generating unit, first to goodwill in respect of the cash generating unit, if any, and then to the other assets on a pro-rata basis based on their carrying amounts.
A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in prior periods.
After the recognition of an impairment loss, any depreciation or amortization charge for the asset is adjusted for future periods to allocate the asset's revised carrying amount, less its estimated residual value, on a systematic basis over its remaining useful life.
For goodwill, a recognized impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase relates clearly to the reversal of the effect of that event.
M.
CASH AND CASH EQUIVALENTS
For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, net of bank borrowings, all of which are available for use by the Group unless otherwise stated.
Cash on hand is measured at its face value. Deposits held on call are classified as loans originated by the company and carried at amortized cost. Due to the short-term nature of these, the amortized cost approximates its fair value.
Bank borrowings, consisting of interest bearing short-term bank loans repayable on demand and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.
N.
BORROWING COSTS
Borrowing costs are expensed as they are incurred.
O.
EXPENSES
Marketing and advertising costs are expensed as they are incurred. Prepaid costs related to annual events sponsorships are written off over the duration of the event.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
P.
INCENTIVES
Incentives paid to service providers and dealers for new activations, retention of existing customers and reaching specified sales targets are expensed as incurred.
Distribution incentives paid to service providers and dealers for exclusivity, distribution assets and distribution subsidies are deferred and expensed over the contractual relationship period.
Q.
DISCONTINUING OPERATIONS
Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.
The profit or loss on the sale or abandonment of a discontinuing operation is determined from the earlier of the enterprise entering into a binding sale agreement for substantially all of the assets attributable to the discontinuing operation, or, the approval and announcement of a detailed, formal plan of discontinuance by the board of directors.
R.
USE OF ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles require the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions they may undertake in the future, actual results ultimately may differ from those estimates.
S.
COMPARATIVES
Certain comparative figures have been reclassified, where required or necessary, in accordance with current period classifications and presentation.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
1.
REVENUE
Airtime and access  . . . . . . . . . . . . . . . . . . . . . . . .
7,255.1
9,486.5
11,301.1
Interconnect revenue . . . . . . . . . . . . . . . . . . . . . . . .
3,260.1
4,300.9
5,309.2
Equipment sales  . . . . . . . . . . . . . . . . . . . . . . . . . .
2,042.3
1,627.4
2,263.7
International airtime  . . . . . . . . . . . . . . . . . . . . . . . .
260.0
301.1
539.1
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
458.9
434.8
365.6
13,276.4
16,150.7
19,778.7
2.
AMORTIZATION OF INTANGIBLE ASSETS
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(150.1)
(98.9)
(96.4)
Licenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(7.2)
(9.4)
(12.9)
Trademarks  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(16.8)
(7.1)
(4.1)
Customer bases  . . . . . . . . . . . . . . . . . . . . . . . . . .
(97.4)
(97.3)
(97.3)
(271.5)
(212.7)
(210.7)
3.
INTEGRATION COSTS, DISPOSAL OF OPERATIONS
AND IMPAIRMENTS
Vodacom Satellite Services (Proprietary) Limited excluding
goodwill of R24.7 million for 2001 (Note 3.1)  . . . . . . . . . .
(148.0)
37.7                                  _

Impairment of property, plant and equipment  . . . . . . . . .
(97.7)                                _                                   _

Impairment of shareholder loan  . . . . . . . . . . . . . . . .
(4.8)                               _                                   _

Satellite phones  onerous contract . . . . . . . . . . . . . . .
(45.5)
45.5                                 _

Recoupment of Gateway assets accrual (Note 35)  . . . . . . .                                                    _

15.0                           _
Management fees paid to Telkom SA Limited in respect of the                                              _
Delareyville earth station (Note 35)  . . . . . . . . . . . . . .

(22.8)                                _

Net capital gain on disposal of discontinued operations (Note 5)   .  .
1.6
19.0                                 _

Joycell Shops (Proprietary) Limited and Yellow Lizard Web
Design (Proprietary) Limited  . . . . . . . . . . . . . . . . . .
1.6
2.7                                  _

Vodacom Sport & Entertainment (Proprietary) Limited   .  .  .  .

40.0                                  _

Film Fun (Holdings) (Proprietary) Limited  . . . . . . . . . .

(53.8)                                 _

Vodacom World Online (Proprietary) Limited  . . . . . . . . .

30.1                                 _

Write-off of investment in GSM Companies  . . . . . . . . . . .

(0.3)

Vodacom Service Provider Company (Proprietary) Limited
Integration costs (Note 3.2)  . . . . . . . . . . . . . . . . . . . .
(36.5)                                 _                                 _

Film Fun (Holdings) (Proprietary) Limited, trading as Teljoy
Integration costs (Note 3.3)  . . . . . . . . . . . . . . . . . . . .
(30.3)                                 _                                 _

(213.2)
56.4                                 _

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
3.
INTEGRATION COSTS, DISPOSAL OF OPERATIONS AND IMPAIRMENTS (continued)
3.1
Vodacom Satellite Services (Proprietary) Limited
Vodacom Group (Proprietary) Limited acquired 100% of the share capital of Vodacom Satellite Services
(Proprietary) Limited with effect from August 1, 2000. The principal nature of the business of the company is that of a provider of wholesale satellite airtime to cellular networks in Southern Africa. During the 2001 financial year the total goodwill on acquisition of R24.7 million (disclosed as part of the Goodwill amortization  Notes 2 and 10) and the total net asset value of the company was impaired by R102.5 million, as no satellite license was issued by the Independent Communications Authority of South Africa and the
international satellite company Globalstar Limited Partnership, a United States listed company, was expected to go into Chapter 11 bankruptcy.
During the year ended March 31, 2001, a provision was made to reflect a contractual obligation of
R45.5 million to purchase satellite phones. Since a satellite license was not issued to Vodacom Satellite
Services (Proprietary) Limited, these phones could not be utilized. The provision was reversed during the year ended March 31, 2002 as the Group was subsequently released from this contractual obligation, and a recoupment of R15.0 million was made on certain of the Gateway assets that were impaired in 2001.
3.2
Vodacom Service Provider Company (Proprietary) Limited
On July 1, 2000 the businesses of GSM Cellular (Proprietary) Limited and Vodac (Proprietary) Limited were integrated with the business of Teljoy Cellular Services (Proprietary) Limited. Effective July 1, 2000, Teljoy
Cellular Services (Proprietary) Limited changed its name to Vodacom Service Provider Company
(Proprietary) Limited.
The activities of Vodacare (Proprietary) Limited and Vodacom Equipment Company (Proprietary) Limited
were also integrated into Vodacom Service Provider Company (Proprietary) Limited on November 1, 2000.
3.3
Film Fun (Holdings) (Proprietary) Limited
Film Fun (Holdings) (Proprietary) Limited, trading as Teljoy was acquired as part of the Teljoy Holdings
Limited Group during January 2000. Non-profitable branches were closed during the 2001 financial year and the billing system, which was not operational, was written off.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
4.
PROFIT FROM OPERATIONS
The profit from operations (including integration costs, disposal of operations and impairments (Note 3)) is arrived at after
taking the following income/(expenditure) into account:
Net profit on disposal of property, plant and equipment   .  .  .  .  .
0.4
3.4
2.6
Loss on disposal of property, plant and equipment  . . . . . . . .
(8.2)
(2.6)
(0.9)
Profit on disposal of property, plant and equipment  . . . . . . .
8.6
6.0
3.5
Depreciation of property, plant and equipment (Note 9)   .  .  .  .  .
(1,364.1)
(1,857.3)
(2,163.0)
Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(10.5)
(12.7)
(16.6)
Infrastructure  . . . . . . . . . . . . . . . . . . . . . . . . . .
(1,008.1)
(1,388.5)
(1,657.6)
Information services  . . . . . . . . . . . . . . . . . . . . . .
(177.9)
(332.1)
(379.5)
Community services  . . . . . . . . . . . . . . . . . . . . . .
(7.4)
(11.1)
(12.4)
Motor vehicles  . . . . . . . . . . . . . . . . . . . . . . . . .
(6.7)
(19.6)
(20.1)
Furniture  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(4.1)
(16.3)
(18.0)
Office equipment  . . . . . . . . . . . . . . . . . . . . . . . .
(2.3)
(14.3)
(16.8)
Leasehold improvements  . . . . . . . . . . . . . . . . . . . .
(2.9)
(31.0)
(39.1)
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(144.2)
(31.7)
(2.9)
Auditors' remuneration  audit fees  . . . . . . . . . . . . . . . .
(5.0)
(6.2)
(5.4)
Current year audit fees  . . . . . . . . . . . . . . . . . . . . .
(4.8)
(5.7)
(6.0)
Telkom SA Limited IPO related fees  . . . . . . . . . . . . . .

(0.3)
(28.2)
Prior year over/(under) provision of audit fees  . . . . . . . . .
(0.1)
(0.1)
0.4
Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(0.1)
(0.1)
(0.1)
Recovered from Telkom SA Limited  . . . . . . . . . . . . . .

28.5
Auditors' remuneration  other services  . . . . . . . . . . . . .
(10.3)
(6.4)
(7.4)
For other services  . . . . . . . . . . . . . . . . . . . . . . . .
(11.6)
(9.6)
(11.2)
Capitalized  . . . . . . . . . . . . . . . . . . . . . . . . . . .
1.3
3.2
3.8
Consultancy services  professional fees  . . . . . . . . . . . . .
(28.2)
(102.1)
(117.8)
Operating lease rentals  . . . . . . . . . . . . . . . . . . . . . .
(471.5)
(474.2)
(546.3)
GSM transmission and data lines . . . . . . . . . . . . . . . .
(332.3)
(336.0)
(460.8)
Office accommodation  . . . . . . . . . . . . . . . . . . . . .
(66.8)
(79.7)
(27.8)
Other accommodation  . . . . . . . . . . . . . . . . . . . . .
(54.3)
(49.4)
(54.4)
Office equipment  . . . . . . . . . . . . . . . . . . . . . . . .
(13.1)
(7.6)
(3.3)
Motor vehicles  . . . . . . . . . . . . . . . . . . . . . . . . .
(5.0)
(1.5)

Payment to other operators  . . . . . . . . . . . . . . . . . . . .
(821.8)
(1,378.1)
(2,217.2)
License fees  GSM  . . . . . . . . . . . . . . . . . . . . . . . .
(328.8)
(384.4)
(503.7)
Staff expenses  pension and provident fund contributions  .  .  .  .
(42.5)
(45.1)
(57.9)
Pension fund contributions  . . . . . . . . . . . . . . . . . . .
(42.5)
(42.8)
(52.5)
Provident fund contributions  . . . . . . . . . . . . . . . . . .

(2.3)
(5.4)
Increase in provision for obsolete inventory  . . . . . . . . . . .
(1.3)
(10.5)
(36.5)
Bad debts written off  . . . . . . . . . . . . . . . . . . . . . . .
(107.4)
(111.2)
(31.1)
(Increase)/decrease in provision for doubtful receivables  .  .  .  .  .
(49.0)
64.9
(15.5)
The headcount of the Group as at March 31, 2003 was 4,406
(2002: 4,353; 2001: 4,272).

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
5.
DISCONTINUED OPERATIONS
5.1
Vodacom World Online (Proprietary) Limited
On November 9, 2001, the Group entered into a sale agreement to dispose of its 40% interest in the joint venture company of Vodacom World Online (Proprietary) Limited to Tiscali International BV, the other party to the joint venture. The company carried out the Group's internet service provider operations. The disposal was completed on November 30, 2001, on which date control of Vodacom World Online (Proprietary) Limited passed to Tiscali International BV. A profit of R30.1 million arose on the disposal of Vodacom World Online
(Proprietary) Limited, being the proceeds of disposal of R31.8 million less the realization of the shareholder's loan of R134.9 million, net liabilities of R34.9 million and deferred profit of R98.3 million on the sale of the internet division by Vodacom (Proprietary) Limited in the 2000 financial year now realized.
No tax charge or credit arose from the transaction. The results were de-consolidated from
November 30, 2001.
5.2
Vodacom Sport & Entertainment (Proprietary) Limited
On September 1, 2001, the Group entered into a sale agreement to dispose of its 51% interest in Vodacom
Sport & Entertainment (Proprietary) Limited to South African Investments Limited (SAIL). The company carried out the Group's sport and entertainment marketing operations. The disposal was completed on February 27, 2002, on which date control of Vodacom Sport & Entertainment (Proprietary) Limited passed to SAIL. The results were de-consolidated from February 28, 2002. A profit of R40.0 million arose on the disposal of Vodacom Sport & Entertainment (Proprietary) Limited, being the proceeds of disposal less the carrying amount of the subsidiary's net assets (Note 29.1 a). No tax charge or credit arose from the transaction.
5.3
Film Fun (Holdings) (Proprietary) Limited, Teljoy Botswana (Proprietary) Limited and Africell
Cellular Services (Proprietary) Limited
The 100% shareholding in Film Fun (Holdings) (Proprietary) Limited, Teljoy Botswana (Proprietary) Limited
and Africell Cellular Services (Proprietary) Limited was sold to a management consortium for R9.0 million. These disposals were effected in order to dispose of non-core operations. A loss of
R53.8 million was realized, being the proceeds of disposal less the carrying amount of the subsidiary's net assets (Note 29.1 b). The sale agreements were signed on March 27, 2002. The results were de-consolidated from March 31, 2002. The goodwill associated with the entities was allocated on the initial acquisition of the
Teljoy Group on January 31, 2000.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
5.
DISCONTINUED OPERATIONS (continued)
5.4
Results and cash flows
The results and cash flows of Vodacom Sport & Entertainment (Proprietary) Limited (VSE), Vodacom World
Online (Proprietary) Limited (VWOL), Film Fun (Holdings) (Proprietary) Limited (FFH), which have been included in the consolidated financial statements, were as follows:
VSE
VWOL
FFH
2001
Rm
Rm
Rm
Income statement
Revenue  . . . . . . . . . . . . . . . . . . . . . . . . . . .
48.9
43.0
215.2
Expenditure  . . . . . . . . . . . . . . . . . . . . . . . . .
(32.3)
(55.1)
(218.1)
Profit/(loss) before taxation  . . . . . . . . . . . . . . . . .
16.6
(12.1)
(2.9)
Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(6.0)

4.5
Profit/(loss) after taxation  . . . . . . . . . . . . . . . . . .
10.6
(12.1)
1.6
Cash flow statement
Net cash flows from/(utilized in) operating activities   .  .  .
(5.4)
(9.1)
29.8
Net cash flows (utilized in)/from investing activities   .  .  .  .
(0.8)
(5.8)
(17.5)
Net cash flows from/(utilized in) financing activities  .  .  .  .

4.0
48.4
Net (decrease)/increase in cash and cash equivalents   .  .  .
(6.2)
(10.9)
60.7
VSE
VWOL
FFH
2002
Rm
Rm
Rm
Income statement
Revenue  . . . . . . . . . . . . . . . . . . . . . . . . . . .
52.8
36.1
160.7
Expenditure  . . . . . . . . . . . . . . . . . . . . . . . . .
(38.0)
(56.0)
(148.0)
Profit/(loss) before taxation  . . . . . . . . . . . . . . . . .
14.8
(19.9)
12.7
Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(4.3)

(0.1)
Profit/(loss) after taxation  . . . . . . . . . . . . . . . . . .
10.5
(19.9)
12.6
Cash flow statement
Net cash flows from/(utilized in) operating activities   .  .  .
(2.8)
1.4
54.2
Net cash flows (utilized in)/from investing activities   .  .  .  .
(2.6)

(0.3)
Net cash flows (utilized in)/from financing activities  .  .  .  .

4.8
(129.4)
Net (decrease)/increase in cash and cash equivalents   .  .  .
(5.4)
6.2
(75.5)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
6.
INTEREST, DIVIDENDS AND OTHER FINANCIAL
INCOME RECEIVED
Interest received  banks and loans  . . . . . . . . . . . . . . . .
25.4
27.7
51.4
Dividends received  unlisted investments  . . . . . . . . . . . .

4.3
5.1
Gain on remeasurement of minority shareholder loan*  .  .  .  .  .  .

92.8
Guarantee fees  . . . . . . . . . . . . . . . . . . . . . . . . . . .

14.7
Other interest  . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.9
1.4
Gain on foreign liability revaluation  . . . . . . . . . . . . . . .

18.3
301.4
Gain on foreign exchange contract revaluation  . . . . . . . . . .

778.4
244.7
Realized foreign exchange gains  . . . . . . . . . . . . . . . . .
2.3
2.5
6.7
Interest rate swaps revaluation  . . . . . . . . . . . . . . . . . .

4.3
18.2
Interest rate swap interest  . . . . . . . . . . . . . . . . . . . . .

6.0
27.7
840.4
742.4
* This amount of R92.8 million (2002: Rnil; 2001: Rnil) relates to a loan from Caspian Construction Company Limited and
Planetel Communications Limited, that was remeasured at
amortized cost, at an effective interest rate of LIBOR plus 5%, for which no consideration has been recorded.
7.
FINANCE COSTS
Shareholder loans  . . . . . . . . . . . . . . . . . . . . . . . . .
(157.9)
(144.2)
(167.9)
Finance leases  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(60.8)
(98.9)
(123.8)
Funding loans  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(65.7)
(87.2)
(127.3)
Bank and other interest  . . . . . . . . . . . . . . . . . . . . . .
(162.9)
(86.1)
(50.0)
Interest on minority shareholder loan**  . . . . . . . . . . . . .

(9.7)
Other finance costs  . . . . . . . . . . . . . . . . . . . . . . . .

(6.8)
Foreign exchange premiums  . . . . . . . . . . . . . . . . . . .
(58.4)

Loss on foreign liability revaluation  . . . . . . . . . . . . . . .

(247.8)
(163.4)
Loss on foreign exchange contract revaluation  . . . . . . . . . .

(199.0)
(831.2)
Realized foreign exchange losses  . . . . . . . . . . . . . . . . .

(5.0)
(62.2)
Interest rate swap interest  . . . . . . . . . . . . . . . . . . . . .
(1.1)

(4.0)
(506.8)
(868.2)
(1,546.3)
** This amount of R9.7 million (2002: Rnil; 2001: Rnil) relates to notional interest on the loan from Caspian Construction
Company Limited and Planetel Communications Limited, that
was remeasured at amortized cost, at an effective interest rate of LIBOR plus 5%, for which no consideration has been
recorded.
F110

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
8.
TAXATION
South African normal taxation  . . . . . . . . . . . . . . . . . .
(748.3)
(1,001.7)
(1,223.3)
Current year  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(763.8)
(1,022.9)
(1,231.5)
Prior year over provision  . . . . . . . . . . . . . . . . . . . .
15.5
21.2
8.2
Deferred taxation  . . . . . . . . . . . . . . . . . . . . . . . . .
45.6
(82.7)
135.8
Current year  . . . . . . . . . . . . . . . . . . . . . . . . . . .
50.3
(79.7)
154.0
Prior year under provision  . . . . . . . . . . . . . . . . . . .
(4.7)
(3.0)
(18.2)
Secondary taxation on companies  . . . . . . . . . . . . . . . . .
(60.5)
(74.5)
(75.0)
Current year  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(60.5)
(75.5)
(75.0)
Prior year over provision  . . . . . . . . . . . . . . . . . . . .

1.0

Foreign taxation  . . . . . . . . . . . . . . . . . . . . . . . . . .
(2.5)
(2.5)
(2.7)
Current year  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(2.4)
(3.7)
(2.7)
Prior year over/(under) provision  . . . . . . . . . . . . . . . .
(0.1)
1.2

Foreign deferred taxation  current year  . . . . . . . . . . . . .                        -           (29.3)
(33.7)
Current year  . . . . . . . . . . . . . . . . . . . . . . . . . . .                                                                        _

(29.3)
(79.9)
Prior year over provision  . . . . . . . . . . . . . . . . . . . .                                                                  _

-
46.2

(765.7)
(1,190.7)
(1,198.9)
2001
2001
2002
2002
2003
2003
Rm
%
Rm
%
Rm
%
Reconciliation of rate of taxation
Normal taxation on profit before taxation
622.3
30.0
1,078.0
30.0
1,057.8
30.0
Adjusted for:
Exempt income  . . . . . . . . . . . . .
(1.5)
(0.1)
(1.3)

(0.9)

Disallowed expenditure  . . . . . . . . .

6.7
0.1
28.5
0.7
Goodwill  . . . . . . . . . . . . . . . . .
43.7
2.1
27.8
0.7
27.0
0.7
Prior year over provision  . . . . . . . .
(3.9)
(0.2)
(19.4)
(0.5)
(36.2)
(0.9)
Unutilized assessed loss  . . . . . . . . .
42.8
2.1
21.9
0.6

Utilization of assessed loss  . . . . . . .
(2.2)
(0.1)
(0.6)

Foreign taxation rate differences  . . . .

14.1
0.4
66.3
1.9
Secondary taxation on companies  . . . .
60.5
2.9
74.5
2.1
75.0
2.1
Utilization of investment deductions   .  .

(18.6)
(0.5)
Temporary differences in subsidiaries
not provided for  . . . . . . . . . . . . .
4.0
0.2
(11.0)
(0.3)

Vodacom Satellite Services (Proprietary)
Limited  . . . . . . . . . . . . . . . . . .                                                       _                      _

(4.1)
(0.1)                    _                        _

Vodacom Tanzania Limited  . . . . . . .
4.0

0.2

Other  . . . . . . . . . . . . . . . . . . .                                                         -_

-
(6.9)
(0.2)                    -                         -

765.7
36.9
1,190.7
33.1
1,198.9
34.0

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
9.
PROPERTY, PLANT AND EQUIPMENT
Cost
Accumulated
Net Book
Depreciation
Value
Rm
Rm
Rm
2001
Land and buildings  . . . . . . . . . . . . . . . . . . . . . . . .
456.6
(21.4)
435.2
Infrastructure  . . . . . . . . . . . . . . . . . . . . . . . . . . .
9,428.6
(3,005.4)
6,423.2
Information services  . . . . . . . . . . . . . . . . . . . . . . . .
932.1
(471.4)
460.7
Community services  . . . . . . . . . . . . . . . . . . . . . . . .
80.1
(48.6)
31.5
Motor vehicles  . . . . . . . . . . . . . . . . . . . . . . . . . . .
15.0
(6.2)
8.8
Furniture  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
46.5
(31.6)
14.9
Office equipment  . . . . . . . . . . . . . . . . . . . . . . . . .
21.0
(13.1)
7.9
Leasehold improvements  . . . . . . . . . . . . . . . . . . . . .
11.2
(6.3)
4.9
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
757.7
(448.6)
309.1
11,748.8
(4,052.6)
7,696.2
Cost
Accumulated
Net Book
Depreciation
Value
Rm
Rm
Rm
2002
Land and buildings  . . . . . . . . . . . . . . . . . . . . . . . .
795.7
(34.0)
761.7
Infrastructure  . . . . . . . . . . . . . . . . . . . . . . . . . . .
12,559.1
(4,393.9)
8,165.2
Information services  . . . . . . . . . . . . . . . . . . . . . . . .
1,606.3
(936.6)
669.7
Community services  . . . . . . . . . . . . . . . . . . . . . . . .
85.2
(55.6)
29.6
Motor vehicles  . . . . . . . . . . . . . . . . . . . . . . . . . . .
67.0
(25.8)
41.2
Furniture  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
96.7
(48.6)
48.1
Office equipment  . . . . . . . . . . . . . . . . . . . . . . . . .
69.0
(42.6)
26.4
Leasehold improvements  . . . . . . . . . . . . . . . . . . . . .
196.6
(76.1)
120.5
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
56.2
(22.0)
34.2
15,531.8
(5,635.2)
9,896.6
Cost
Accumulated
Net Book
Depreciation
Value
Rm
Rm
Rm
2003
Land and buildings  . . . . . . . . . . . . . . . . . . . . . . . .
879.3
(50.7)
828.6
Infrastructure  . . . . . . . . . . . . . . . . . . . . . . . . . . .
14,818.4
(5,922.5)
8,895.9
Information services  . . . . . . . . . . . . . . . . . . . . . . . .
1,979.6
(1,298.9)
680.7
Community services  . . . . . . . . . . . . . . . . . . . . . . . .
78.3
(49.8)
28.5
Motor vehicles  . . . . . . . . . . . . . . . . . . . . . . . . . . .
109.7
(68.2)
41.5
Furniture  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
109.5
(62.3)
47.2
Office equipment  . . . . . . . . . . . . . . . . . . . . . . . . .
80.6
(60.1)
20.5
Leasehold improvements  . . . . . . . . . . . . . . . . . . . . .
211.4
(114.4)
97.0
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
56.4
(21.3)
35.1
18,323.2
(7,648.2)
10,675.0
F112

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
9.
PROPERTY, PLANT AND EQUIPMENT (continued)
2001
Land and
Infra-    Information     Community
Motor
 Furniture
Office
Leasehold
Other
Total
Buildings          structure
Services
Services
Vehicles
Equipment     Improvements
Assets
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Opening balance  . . .
369.0
4,870.7
310.2
20.4
4.4
9.7
7.6
4.5
257.6
5,854.1
Additions  . . . . . . .
109.7
2,562.8
331.6
18.5
11.2
9.3
9.8
5.0
126.3
3,184.2
Disposals  . . . . . . .
(33.0)

(3.2)

(0.1)

(11.9)
(1.7)
(55.6)
(105.5)
Depreciation . . . . . .
(10.5)
(1,008.1)
(177.9)
(7.4)
(6.7)
(4.1)
(2.3)
(2.9)
(144.2)
(1,364.1)
Impairment and
business combinations                            -

(2.2)                  -                                 -                            -                            -

4.7                              -

125.0
127.5
Closing balance  . . . .
435.2
6,423.2
460.7
31.5
8.8
14.9
7.9
4.9
309.1
7,696.2
2002
Land and
Infra-  Information      Community
Motor
 Furniture
Office
Leasehold
Other
Total
Buildings        structure
Services
Services
Vehicles
Equipment     Improvements
Assets
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Opening balance as
previously reported  . .
435.2
6,423.2
460.7
31.5
8.8
14.9
7.9
4.9
309.1
7,696.2
Asset category
transfers  . . . . . . . .                                  -                              -

95.6                          -                           -                     -

(0.1)
(0.1)
(95.4)                     -

Restated opening
balance  . . . . . . . .
435.2
6,423.2
556.3
31.5
8.8
14.9
7.8
4.8
213.7
7,696.2
Additions  . . . . . . .
339.6
3,050.3
476.4
9.5
20.5
39.2
15.9
94.2
39.7
4,085.3
Disposals  . . . . . . .
(0.5)
(48.4)
(17.5)
(0.3)
(0.1)
(4.1)
(0.1)
(0.1)
(17.8)
(88.9)
Foreign currency
translation  . . . . . . .
0.1
128.9
0.7

1.5
0.5
0.1
1.0

132.8
Depreciation . . . . . .
(12.7)
(1,388.5)
(332.1)
(11.1)
(19.6)
(16.3)
(14.3)
(31.0)
(31.7)
(1,857.3)
Other  . . . . . . . . .

(0.1)

(0.1)

1.3
1.1
Business combinations                           -                          -

(12.2)                    -

(0.2)
(4.4)
(1.0)                   -

(54.8)
(72.6)
Asset category
transfers  . . . . . . . .                                      -

(0.3)
(1.8)                   -

30.3
18.4
18.0
51.6
(116.2)

Closing balance  . . . .
761.7
8,165.2
669.7
29.6
41.2
48.1
26.4
120.5
34.2
9,896.6
2003
Land and
Infra-   Information     Community
Motor
 Furniture
Office
Leasehold
Other
Total
Buildings         structure
Services
Services
Vehicles
Equipment     Improvements
Assets
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Opening balance  . . .
761.7
8,165.2
669.7
29.6
41.2
48.1
26.4
120.5
34.2
9,896.6
Additions  . . . . . . .
85.0
2,795.4
412.9
11.3
24.2
17.8
12.0
36.3
4.4
3,399.3
Disposals  . . . . . . .                                     -

(3.1)
(0.2)                           -

(1.3)
(0.2)
(0.1)                        -

(0.2)
(5.1)
Foreign currency                                      -
translation  . . . . . . .
(2.4)
(421.8)
(22.4)                        -

(2.4)
(1.5)
(0.4)
(1.7)
(0.2)
(452.8)
Depreciation . . . . . .
(16.6)
(1,657.6)
(379.5)
(12.4)
(20.1)
(18.0)
(16.8)
(39.1)
(2.9)
(2,163.0)
Asset category
transfer  . . . . . . . .
0.9
17.8
0.2                            -

(0.1)
1.0
(0.6)
(19.0)
(0.2)

Closing balance  . . . .
828.6
8,895.9
680.7
28.5
41.5
47.2
20.5
97.0
35.1
10,675.0
F113

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
9.
PROPERTY, PLANT AND EQUIPMENT (continued )
2001
2002
2003
Net Book
Net Book
Net Book
Value
Value
Value
Rm
Rm
Rm
Freehold land and buildings
Portions 859, 847, 827, the remaining extent of Portion 45
(a portion of Portion 9), and Portion 828 (a portion of Portion 9)
of farm Randjesfontein no. 405, Registration division J.R.,
Province of Gauteng, RSA  . . . . . . . . . . . . . . . . . . . .                                                                    _

32.4
32.4
43 Kwale Road, Dar es Salaam, Tanzania  . . . . . . . . . . . .                       _           6.8
4.7
Stand 172 Sandton, RSA  . . . . . . . . . . . . . . . . . . . . .
0.5                               _                                  _

Holding 359 Erand Agricultural Holdings Ext 1, RSA  . . . . . .

1.6
Stand 200 Chelmsfordville, RSA  . . . . . . . . . . . . . . . . .
0.1
0.1
0.5
1046 Mama Yemo Avenue, Lubumbashi, Province De Katanga,
Democratic Republic of Congo  . . . . . . . . . . . . . . . . . .                         _            _            1.5
MSC Building, Maseru West, Lesotho  . . . . . . . . . . . . . .                       _             _           0.7
0.6
39.3
41.4
Leasehold land and buildings
Portion 827 and 828 of farm Randjesfontein No. 405, RSA   .  .  .

279.4
273.7
Portion 769 of farm Randjesfontein no 405, RSA  . . . . . . . .
155.9
164.8
162.1
Stand 34083 Bellville, City of Tygerberg, RSA  . . . . . . . . .
111.1
109.5
107.9
Erf 5259 and 5260 Montague Gardens, RSA  . . . . . . . . . . .
99.6
98.1
96.5
Holding 350 Erand Agricultural Holdings Ext. 1, RSA   .  .  .  .  .
66.4
62.2
58.1
Stand 207 Erand Agricultural Holdings Ext. 28, RSA  . . . . . .                     _           6.8
88.9
Holding 359 Erand Agricultural Holdings Ext. 1, RSA   .  .  .  .  .
1.6
1.6                                _

434.6
722.4
787.2
Total freehold and leasehold land and buildings
435.2
761.7
828.6
Debt is collateralized over leasehold land and buildings and the fair value of the lease liability is R884.9 million
(2002: R790.6 million; 2001: R496.6 million).
10. INTANGIBLE ASSETS
Cost
Accumulated
Net Book
Amortization
Value
Rm
Rm
Rm
2001
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
597.4
(238.3)
359.1
Licenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
108.8
(47.6)
61.2
Trademarks  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
67.2
(24.2)
43.0
Customer bases  . . . . . . . . . . . . . . . . . . . . . . . . . .
486.9
(127.3)
359.6
1,260.3
(437.4)
822.9

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
10. INTANGIBLE ASSETS (continued)
Cost
Accumulated
Net Book
Amortization
Value
Rm
Rm
Rm
2002
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
669.4
(326.5)
342.9
Licenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
221.3
(56.9)
164.4
Trademarks  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
51.5
(24.8)
26.7
Customer bases  . . . . . . . . . . . . . . . . . . . . . . . . . .
486.9
(224.6)
262.3
1,429.1
(632.8)
796.3
Cost
Accumulated
Net Book
Amortization
Value
Rm
Rm
Rm
2003
Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
669.4
(422.9)
246.5
Licenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
184.7
(67.7)
117.0
Trademarks  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
51.5
(28.9)
22.6
Customer bases  . . . . . . . . . . . . . . . . . . . . . . . . . .
486.9
(321.9)
165.0
1,392.5
(841.4)
551.1
Opening Additions
Foreign
Business Amortization
Closing
Net Book
Currency
Combination
Net Book
Reconciliation
Value
Translation
Value
2001
Rm
Rm
Rm
Rm
Rm
Rm
Goodwill  . . . . . . . .
373.8                      _                             _

135.4
(150.1)
359.1
Licenses  . . . . . . . .
63.7                       _

1.5
3.2
(7.2)
61.2
Trademarks  . . . . . . .
44.5                       _                              _

15.3
(16.8)
43.0
Customer bases  . . . . .
457.0                       _                              _                            _

(97.4)
359.6
939.0                      _

1.5
153.9
(271.5)
822.9
Opening Additions
Foreign
Business Amortization
Closing
Net Book
Currency
Combination
Net Book
Reconciliation
Value
Translation
Value
2002
Rm
Rm
Rm
Rm
Rm
Rm
Goodwill  . . . . . . . .
359.1
98.5

(15.8)
(98.9)
342.9
Licenses  . . . . . . . .
61.2
95.2
17.5
(0.1)
(9.4)
164.4
Trademarks  . . . . . . .
43.0                        _                            _

(9.2)
(7.1)
26.7
Customer bases  . . . . .
359.6                         _                            _                              _

(97.3)
262.3
822.9
193.7
17.5
(25.1)
(212.7)
796.3

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
10. INTANGIBLE ASSETS (continued)
Opening Additions
Foreign
Business Amortization
Closing
Net Book
Currency
Combination
Net Book
Reconciliation
Value
Translation
Value
2003
Rm
Rm
Rm
Rm
Rm
Rm
Goodwill  . . . . . . . .
342.9                     _                               _                             _

(96.4)
246.5
Licenses  . . . . . . . .
164.4                    _

(34.5)                          _

(12.9)
117.0
Trademarks  . . . . . . .
26.7                    _                                 _                          _

(4.1)
22.6
Customer bases  . . . . .
262.3

(97.3)
165.0
796.3                    _

(34.5)                         _

(210.7)
551.1
2001
2002
2003
Rm
Rm
Rm
11. INVESTMENTS
Held for trading
Money market investments (Note 11.1)  . . . . . . . . . . . . . .                                                       _

65.0
60.4
Less: Short-term portion of investments (Note 11.2)  . . . . . . .                                                 _

(58.6)
(50.9)
Available for sale
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
0.9                                 _                                _
Originating loans
South African Investments Limited  . . . . . . . . . . . . . . . .                                                              _

11.8                                _

Long-term portion of the note receivable issued as part of the consideration for the disposal of Vodacom Sport &
Entertainment (Proprietary) Limited. Interest is charged on this amount receivable at the prime-lending rate minus one percent per annum from the transaction date.
Loan to Planetel Communication Limited and Caspian
Construction Company Limited  . . . . . . . . . . . . . . . . . .
11.2
4.0                               _

Planetel Communication Limited  . . . . . . . . . . . . . . . . .                                                                _                                  _

54.2
The loan of US$6.8 million issued during the current year, bears interest at LIBOR plus 5%. Planetel Communication Limited
utilized this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The
loans and capitalized interest are collateralized by cession over all cash distributions and a pledge over their shares of Vodacom
Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project
finance funding. (Note 18)
Total carried forward  . . . . . . . . . . . . . . . . . . . . . . .
12.1
22.2
63.7
F116

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
11. INVESTMENTS (continued)
Originating loans (continued)
Total brought forward  . . . . . . . . . . . . . . . . . . . . . . .
12.1
22.2
63.7
Caspian Construction Company Limited  . . . . . . . . . . . . .                                                          _                                   _

64.4
The loan of US$8.1 million issued during the current year, bears interest at LIBOR plus 5%. Caspian Construction Company
Limited utilized this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania
Limited. The loans and capitalized interest are collateralized by cession over all cash distributions and a pledge over their shares of Vodacom Tanzania Limited. All the shareholders
subordinated their loans to Vodacom Tanzania Limited for
the duration of the project finance funding.
(Note 18)
ABSA Bank Limited  . . . . . . . . . . . . . . . . . . . . . .                                                                    _                                          _.

67.0
The Group's share of Vodacom Congo (RDC) s.p.r.l's deposit
account amounts to a7.8 million, which is charged as security for the extended credit facility of Vodacom Congo (RDC) s.p.r.l, and bears interest at EURIBOR less 0.2%. The deposit is
refundable once the extended credit facility is repaid.
(Note 18)
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1.3
0.5                           _

13.4
22.7
195.1
11.1 Money market investments
Maturity                               Interest
Market
Period
Rate
value
2002
Rm
Details of the maturity periods and interest rates
0  6 months
9.1%   9.6%
36.2
of the money market investments at year end are
6  12 months
10.0%  11.1%
18.4
as follows:
Over 12 months
9.7%  12.0%
10.4
65.0
Maturity Interest
Market
Period
Rate
value
2003
Rm
Details of the maturity periods and interest rates
0  6 months
9.1% - 11.1%
18.7
of the money market investments at year end are
6  12 months
11.3%
32.2
as follows:
Over 12 months
9.7%
9.5
60.4

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
11. INVESTMENTS (continued)
11.2 Short-term portion of investments
Money market investment (Note 11.1)  . . . . . . . . . . .                    _          54.6
50.9
Short-term loans . . . . . . . . . . . . . . . . . . . . . . .                         _           4.0

         _                              58.6
50.9
12. DEFERRED TAXATION
Deferred taxation asset  . . . . . . . . . . . . . . . . . . . . . .
339.1
497.7
704.7
Deferred taxation liability  . . . . . . . . . . . . . . . . . . . . .
(607.5)
(926.2)
(993.1)
(268.4)
(428.5)
(288.4)
12.1 Components
Capital allowances  . . . . . . . . . . . . . . . . . . . . .
(497.7)
(822.9)
(877.5)
Foreign equity revaluation reserve  . . . . . . . . . . . . .                      _       (17.9)
1.1
Remeasurement of shareholder loans liability  . . . . . . .                    _            _        (48.9)
Remeasurement of shareholder loans asset  . . . . . . . . .

46.3
Assessed losses  . . . . . . . . . . . . . . . . . . . . . . .
107.2
295.9
276.0
Provisions and deferred income . . . . . . . . . . . . . . .
227.6
160.8
378.1
Prepayments and other allowances  . . . . . . . . . . . . .
4.3
41.0
(18.0)
Acquisition of customer base  . . . . . . . . . . . . . . . .
(109.8)
(77.5)
(48.7)
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(7.9)
3.2
(268.4)
(428.5)
(288.4)
12.2 Reconciliation
Balance at the beginning of the year  . . . . . . . . . . . .
(309.8)
(268.4)
(428.5)
Income statement income/(expense)  . . . . . . . . . . . .
45.6
(112.0)
102.1
Foreign equity revaluation reserve  . . . . . . . . . . . . .                                                   _

(19.9)
21.0
Movement due to IAS 39 adjustment  . . . . . . . . . . . .                                                  _

(36.5)

Business combinations
Acquisition of customer base  . . . . . . . . . . . . . .
(4.5)
2.7

Foreign exchange differences on consolidation of foreign
subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . .

7.2
17.0
Disposal of subsidiaries  . . . . . . . . . . . . . . . . .
0.3
(1.6)

Balance at the end of the year  . . . . . . . . . . . . . . .
(268.4)
(428.5)
(288.4)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
12. DEFERRED TAXATION (continued)
12.3  Utilization of assessed losses
Opening assessed loss . . . . . . . . . . . . . . . . . . . .                                                               _

439.3
1,068.4
Foreign exchange movement on opening assessed loss   .  .                                      _

(304.7)
Prior year adjustment  . . . . . . . . . . . . . . . . . . . .

113.9
Current year assessed loss created  . . . . . . . . . . . . .
439.3
682.4
305.6
Subsidiaries liquidated  . . . . . . . . . . . . . . . . . . .

(63.9)
Disposal of subsidiaries and joint ventures  . . . . . . . . .

(53.3)

Closing assessed loss  . . . . . . . . . . . . . . . . . . . .
439.3
1,068.4
1,119.3
Utilized to reduce net deferred taxation liability   .  .  .  .  .  .
(357.4)
(986.3)
(949.5)
Deferred taxation at 35%  . . . . . . . . . . . . . . . . .

(4.3)
Deferred taxation at 30%  . . . . . . . . . . . . . . . . .
(357.4)
(986.3)
(884.6)
Deferred taxation at 15%  . . . . . . . . . . . . . . . . .

(60.6)
Tax holiday  . . . . . . . . . . . . . . . . . . . . . . . . .

(169.8)
Assessed losses available to reduce deferred taxation   .  .  .
81.9
82.1
There are unused tax losses to the value of Rnil (2002: R82.1 million; 2001: R81.9 million) available to reduce the net deferred taxation liability. The effect of this would be Rnil (2002: R24.6 million; 2001: R24.6 million)
reduction in the net deferred taxation liability for the year to R288.4 million (R2002: R403.9 million
2001: R243.8 million). A deferred tax asset was not recognized during the 2002 and 2001 financial years for the above-mentioned unused tax losses, as uncertainty existed as to whether future taxable profits would be available to utilize the asset against. During the 2003 year Vodacom Congo (RDC) s.p.r.l was granted a tax holiday for three to five years based on the different tax regions within the Democratic Republic of the Congo.
There is uncertainty as to whether the accumulated losses incurred during the tax holiday period will be available to reduce future taxable profits after expiry of the tax holiday period and therefore no deferred tax asset was raised.
2001
2002
2003
Rm
Rm
Rm
13. INVENTORY
Finished goods . . . . . . . . . . . . . . . . . . . . . . . . . . .
392.1
305.3
229.1
Other inventory  . . . . . . . . . . . . . . . . . . . . . . . . . .
6.3
0.7
9.7
398.4
306.0
238.8
13.1 Inventory valuation allowance included above
Balance at the beginning of the year  . . . . . . . . . . . .

(1.3)
(11.8)
Charged to costs and expenses  . . . . . . . . . . . . . . .
(1.3)
(10.5)
(36.5)
Balance at the end of the year  . . . . . . . . . . . . . . .
(1.3)
(11.8)
(48.3)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
14. ACCOUNTS RECEIVABLE
Trade debtors  . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,971.4
2,395.2
2,660.2
Deferred incentives  . . . . . . . . . . . . . . . . . . . . . . . .
70.1
56.8
235.3
Prepayments  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
174.0
262.5
185.4
Interest rate swap asset  . . . . . . . . . . . . . . . . . . . . . .

9.4
27.6
Value added taxation  . . . . . . . . . . . . . . . . . . . . . . .
57.9
31.3
11.0
Deferred proceeds from disposal of investments
South African Investments Limited  . . . . . . . . . . . . . . .                                                              _.

11.8                             _

Short-term portion of the note receivable issued as
consideration for the disposal of Vodacom Sport &
Entertainment (Proprietary) Limited. Interest is charged on this amount receivable at the prime-lending rate minus one percent per annum from the transaction date.
Film Fun (Holdings) (Proprietary) Limited  . . . . . . . . . . . .                                                        _

9.0                               _

Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
69.9
39.4
2,273.4
2,845.9
3,158.9
14.1  Doubtful receivable allowance included above
Balance at the beginning of the year  . . . . . . . . . . . .
(92.9)
(141.9)
(77.0)
Foreign exchange movement on opening balance   .  .  .  .

9.9
Charged to costs and expenses  . . . . . . . . . . . . . .
(49.0)
64.9
(15.5)
Balance at the end of the year  . . . . . . . . . . . . . . .
(141.9)
(77.0)
(82.6)
2001
2002
2003
R
R
R
15. ORDINARY SHARE CAPITAL
Authorized
100,000 ordinary shares of 1 cent each . . . . . . . . . . . . .
1,000
1,000
1,000
Issued
10,000 ordinary shares of 1 cent each  . . . . . . . . . . . . .
100
100
100
Unissued share capital is not under the control of the board of directors.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
16. NON-DISTRIBUTABLE RESERVES
Foreign currency translation reserve  . . . . . . . . . . . . . . .
(2.3)
117.5
(144.5)
Deferred taxation on foreign currency translation reserve   .  .  .  .                                    _

(19.9)
1.1
Contingency reserve  . . . . . . . . . . . . . . . . . . . . . . . .                                                              _

8.5
11.1
(2.3)
106.1
(132.3)
Reconciliation
Balance at the beginning of the year  . . . . . . . . . . . . . . .
0.6
(2.3)
106.1
Foreign currency translation reserve  . . . . . . . . . . . . . . .
(2.9)
99.9
(241.0)
Foreign currency translation  . . . . . . . . . . . . . . . . . .
(2.9)
119.8
(262.0)
Deferred taxation  . . . . . . . . . . . . . . . . . . . . . . . .

(19.9)
21.0
Other non-distributable reserves
Transferred from distributable reserves  Contingency reserve                                    _

8.5
2.6
Balance at the end of the year  . . . . . . . . . . . . . . . . . . .
(2.3)
106.1
(132.3)
Deferred taxation on the foreign currency translation reserve relates only to the translation of equity loans advanced to foreign subsidiaries.
17. MINORITY INTEREST
Distributable reserves  . . . . . . . . . . . . . . . . . . . . . . .
(10.1)
12.0
124.5
Non-distributable reserves . . . . . . . . . . . . . . . . . . . . .
(1.3)
(1.4)
(36.5)
(11.4)
10.6
88.0
The debit balances reflected in 2001 resulted from losses incurred by certain subsidiaries whose shareholders have a binding
obligation to fund their percentage of the losses.
Reconciliation
Balance at the beginning of the year  . . . . . . . . . . . . . . .
(2.2)
(11.4)
10.6
Profit/(loss) transferred from distributable reserves . . . . . . . .
(9.2)
29.6
112.5
Foreign currency translation reserve  . . . . . . . . . . . . . . .
(1.4)
(0.1)
(35.1)
(Disposal)/acquisition  . . . . . . . . . . . . . . . . . . . . . . .
5.2
(4.7)

Dividend  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(3.8)
(2.8)

Balance at the end of the year
(11.4)
10.6
88.0
18. INTEREST BEARING DEBT
2001
2001
2001
2002
2002
2002
Short-term
Long-term
Total
Short-term
Long-term
Total
Portion
Portion
Portion
Portion
Rm
Rm
Rm
Rm
Rm
Rm
Finance leases  . . . . .
0.5
496.1
496.6
10.4
780.2
790.6
Funding loans  . . . . .                                       _

400.0
400.0
440.0                           _

440.0
Other short-term loans   .                                _                        _                        _

565.5

565.5
0.5
896.1
896.6
1,015.9
780.2
1,796.1

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
18. INTEREST BEARING DEBT (continued)
2003
2003
2003
Short-term
Long-term
Total
Portion
Portion
Rm
Rm
Rm
Finance leases  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
13.5
871.4
884.9
Funding loans  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
266.4
860.8
1,127.2
Other short-term loans  . . . . . . . . . . . . . . . . . . . . . . .
6.2

6.2
286.1
1,732.2
2,018.3
2001
2002
2003
Rm
Rm
Rm
18.1 Finance Leases
Vodacom (Proprietary) Limited  . . . . . . . . . . . . . . .
495.7
502.4
594.3
The finance leases are collateralized by various land and
buildings with a book value of R513.5 million (2002:
R443.0 million; 2001: R444.9 million), bear interest at
fixed effective interest rates of between 13.7% and 18.3%
per annum and are repayable between 5 and 9 years.
Vodacom Service Provider Company (Proprietary) Limited                                      _

288.2
290.6
The finance leases are collateralized by various land and
buildings with a book value of R273.7 million (2002:
R279.4 million), and bear interest at a fixed effective
interest rate of 14.8% per annum. Payments are made
every six months in arrear and commenced on March 1,
2002. The finance lease expires on September 1, 2011.
Teljoy Holdings Limited  . . . . . . . . . . . . . . . . . .
0.9                               _
            _

The finance lease bore interest at an effective interest rate of 14.5% and was repayable by March 2004. This
subsidiary was disposed of in the 2002 financial year.
(Note 29.1 b)
Less: Short-term portion of finance leases
Vodacom (Proprietary) Limited  . . . . . . . . . . . . .

(7.1)
(12.2)
Vodacom Service Provider Company (Proprietary)
Limited  . . . . . . . . . . . . . . . . . . . . . . . . . .

(3.3)
(1.3)
Teljoy Holdings Limited  . . . . . . . . . . . . . . . . . .
(0.5)

Short-term portion of finance leases  . . . . . . . . . . . .
(0.5)
(10.4)
(13.5)
Long-term portion of finance leases  . . . . . . . . . . . .
496.1
780.2
871.4
The fair value of the Group's finance lease liability is
R884.9 million (2002: R790.6 million; 2001: R496.6
million).

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
18. INTEREST BEARING DEBT (continued)
18.1 Finance Leases (continued)
2004
2005
2006
2007
2008
2009
Total
onwards
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Future minimum lease
payments  . . . . . . . .
98.1
127.7
169.7
188.4
209.1
781.8
1,574.8
Finance costs  . . . . . .
(84.6)
(99.4)
(120.1)
(110.8)
(97.3)
(177.7)
(689.9)
Net present value  . . . .
13.5
28.3
49.6
77.6
111.8
604.1
884.9
2001
2002
2003
Rm
Rm
Rm
18.2 Funding Loans
Commerzbank AG  . . . . . . . . . . . . . . . . . . . . .
200.0
200.0                                _

The loan was uncollateralized, bore interest at a fixed
quarterly rate of 13.7% and was repaid on March 17, 2003.
Crdit Agricole Indosuez  . . . . . . . . . . . . . . . . . .
200.0
200.0                              _

The loan was uncollateralized, bore interest at a fixed
quarterly rate of 14.0% NACQ and was repaid on
March 17, 2003.
Planetel Communications Limited  . . . . . . . . . . . . .                                                     _

18.3
48.5
The shareholder loan of US$10.0 million (2002: US$1.6
million) is subordinated for the duration of the project
finance funding period of Vodacom Tanzania Limited,
bears no interest from April 1, 2002 (2002: 1%), and is
thereafter available for repayment, by approval of at least
60% of the shareholders of Vodacom Tanzania Limited.
The loan became non-interest bearing and was re-
measured at amortized cost at an effective interest rate of
LIBOR plus 5% (Note 11). The gain on re-measurement
was included in the income statement (Note 6).
Caspian Construction Company Limited  . . . . . . . . . .                                                     _

21.7
40.9
The shareholder loan of US$8.4 million (2002: US$1.9
million) is subordinated for the duration of the project
finance funding period of Vodacom Tanzania Limited,
bears no interest from April 1, 2002 (2002: 1%), and is
thereafter available for repayment, by approval of at least
60% of the shareholders of Vodacom Tanzania Limited.
This loan became non-interest bearing and was re-
measured at amortized cost at an effective interest rate of
LIBOR plus 5% (Note 11). The gain on re-measurement
was included in the income statement (Note 6).
Balance carried forward . . . . . . . . . . . . . . . . . . .
400.0
440.0
89.4

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
18. INTEREST BEARING DEBT (continued)
18.2 Funding Loans (continued)
Balance brought forward  . . . . . . . . . . . . . . . . . .
400.0
440.0
89.4
Project finance funding for Vodacom Tanzania Limited   .  .

501.6
The drawn down portion of the project finance funding
from external parties includes the following:
Netherlands Development Finance    .  . US$11.3 million
DEG  . . . . . . . . . . . . . . . . . . . . i11.5 million
Standard Corporate and Merchant
Bank  . . . . . . . . . . . . . . . . . .US$20.0 million
Barclays Bank (Local Syndicate
Tanzania) . . . . . . . . . . . . . .TSH19,744.0 million
and is collateralized by a charge over 51% of the shares,
the license and Vodacom Tanzania Limited's tangible and
intangible assets. The loans bear interest based upon the
foreign currency denomination of the project financing
between 5.5% and 13.0% per annum and will be fully
repaid by March 2009.
Extended credit facility of Vodacom Congo (RDC) s.p.r.l   .

335.7
The Group's share of Vodacom Congo (RDC) s.p.r.l's
extended credit facility amounts to a38.9 million, which
is partially collateralized by guarantees and cash deposits
(Note 11), and bears interest at EURIBOR plus 1.75%
and is repayable on April 30, 2004. (Note 39)
Revolving credit facility of Vodacom Congo (RDC) s.p.r.l

130.0
The Group's share of the short-term revolving credit
facility provided by ABSA amounts to US$16.3 million.
The credit facility is collateralized by guarantees
provided by the Group and a letter of comfort, which
bears interest at an effective interest rate of LIBOR plus
1.5% and is available until December 31, 2004.
Loan to Vodacom Congo (RDC) s.p.r.l  . . . . . . . . . . .

70.5
The Group's share of the loan provided by Standard Finance
(Isle of Man) Limited amounts to US$8.8 million. The loan
is collateralized by a letter of comfort, bears interest at an effective rate of 2.74% and is repayable on July 1, 2003.
Less: Short-term portion of funding loans
Commerzbank AG  . . . . . . . . . . . . . . . . . . . .                                                                 _

_
_

(200.0)                             _

Crdit Agricole Indosuez  . . . . . . . . . . . . . . . . .                                                             _
(200.0)                             _

Caspian Construction Company Limited  . . . . . . . .

(18.3)                              _

Planetel Communications Limited  . . . . . . . . . . . .                                                     _

(21.7)                              _

Project finance to Vodacom Tanzania Limited  . . . . . .

(65.9)
Revolving credit facility of Vodacom Congo (RDC) s.p.r.l

(130.0)
Loan to Vodacom Congo (RDC) s.p.r.l  . . . . . . . . . . .

(70.5)
Short-term portion of funding loans  . . . . . . . . . . . .

(440.0)
(266.4)
Long-term portion of funding loans  . . . . . . . . . . . .
400.0                                _

860.8
The fair value of the Group's funding loan liability is
R1,127.2 million (2002:
R444.6 million; 2001:
R444.6 million; 2001:
R413.9 million).

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
18. INTEREST BEARING DEBT (continued)
18.3 Other short-term loans
Vodacom Tanzania Limited  . . . . . . . . . . . . . . . . .                                                             _

539.4                               _

The loan of US$47.2 million from Standard Bank of
London was uncollateralized, bore interest at an effective
interest rate of LIBOR plus 1.5% and was repaid during
August 2002.
Vodacom (Proprietary) Limited  . . . . . . . . . . . . . .                                                         _.

26.1                            _

Vodacom Congo (RDC) s.p.r.l  . . . . . . . . . . . . . . .                                                         _                                  _

6.2
The Group's share of the short-term loan amounts to
US$ 0.8 million, repayable in equal monthly installments
by June 30, 2003.

565.5
6.2
The fair value of the Group's short-term loans is
R6.2 million (2002: R565.5 million; 2001: Rnil)
18.4 Repayment of interest bearing debt
2004
2005
2006
2007
2008
2009
Total
onwards
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Finance leases
Vodacom (Proprietary)
Limited  . . . . . . . . .
12.2
21.8
36.7
56.7
81.2
385.7
594.3
Vodacom Service Provider
Company (Proprietary)
Limited  . . . . . . . . .
1.3
6.5
12.9
20.9
30.6
218.4
290.6
Funding loans
Planetel Communications
Limited  . . . . . . . . .                                    _                     _                    _                      _                     _

48.5
48.5
Caspian Construction
Company Limited  . . .                                _                   _                     _                     _                      _

40.9
40.9
Project finance funding to
Vodacom Tanzania
Limited  . . . . . . . . .
65.9
84.6
108.7
111.7
58.7
72.0
501.6
Extended credit facility
of Vodacom Congo
(RDC) s.p.r.l  . . . . . .                                  _

335.7                   _             _                                _                  _

335.7
Revolving credit facility
of Vodacom Congo
(RDC) s.p.r.l  . . . . . .
130.0                  _                     _                   _                          _                   _

130.0
Loan to Vodacom Congo
(RDC) s.p.r.l  . . . . . .
70.5                  _                   _                _                        _                      _

70.5
Other short-term loans   .
6.2

6.2
286.1
448.6
158.3
189.3
170.5
765.5
2,018.3

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
19. ACCOUNTS PAYABLE
Trade creditors . . . . . . . . . . . . . . . . . . . . . . . . . . .
1,423.7
2,012.2
2,068.5
Revenue charged in advance  . . . . . . . . . . . . . . . . . . .
782.6
610.4
920.5
Capital expenditure creditors  . . . . . . . . . . . . . . . . . . .
664.8
457.8
707.9
Reduced subscriptions  . . . . . . . . . . . . . . . . . . . . . . .                                                                  _

17.8
61.0
Value added taxation  . . . . . . . . . . . . . . . . . . . . . . .
45.5
16.3

Interest accrual  . . . . . . . . . . . . . . . . . . . . . . . . . .
28.9
5.7

Sundry accounts payable and accruals  . . . . . . . . . . . . . .
207.3
103.4
41.1
3,152.8
3,223.6
3,799.0
20. SHAREHOLDER LOANS
Telkom SA Limited  . . . . . . . . . . . . . . . . . . . . . . . .
460.0
460.0
460.0
Vodafone Group Plc  . . . . . . . . . . . . . . . . . . . . . . . .
124.3
124.3
124.3
Vodafone Holdings (SA) (Proprietary) Limited . . . . . . . . . .
165.5
165.5
197.7
VenFin Finansieringskorporasie (Proprietary) Limited  . . . . . .
124.2
124.2
138.0
Descarte Investments No. 8 (Proprietary) Limited  . . . . . . . .
46.0
46.0

920.0
920.0
920.0
The shareholder loans are uncollateralized and bear interest at a rate of prime plus 2%. The average effective interest rate during the financial year was 18.35% (2002: 15.69%; 2001: 17.16%). The loans are repayable on demand of all the shareholders by no later than March 31, 2019. The shareholders have deferred their right to claim or accept payment of the amounts owing to them in favor of all other creditors in the event of the liquidation of the Group or should similar events occur. The shareholders have elected to have the loans repaid on June 30, 2003.
2001
2002
2003
Rm
Rm
Rm
21. NON-INTEREST BEARING DEBT
Vodacom Tanzania Limited  . . . . . . . . . . . . . . . . . . . .
28.1                                  _                             _

Shareholder loans from Planetel Communication Limited of
R15.3 million, and from Caspian Construction Company
Limited of R12.8 million respectively. These loans are
uncollateralized and no repayment terms have been determined.
During the 2002 financial year the terms of these loans were amended and as of April 1, 2002 they bear interest. (Note 18.2)
Vodacom Lesotho (Proprietary) Limited  . . . . . . . . . . . . .
4.3
4.3
4.3
The shareholder's loan is uncollateralized and no repayment
terms have been determined.
The fair value of the Group's non-interest bearing debt
liabilities could not be readily determined.
32.4
4.3
4.3

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
22. PROVISIONS
Deferred bonus incentive provision  . . . . . . . . . . . . . . . .
214.4
311.4
231.7
Bonus provision  . . . . . . . . . . . . . . . . . . . . . . . . . .
66.0
95.8
128.8
Leave pay provision  . . . . . . . . . . . . . . . . . . . . . . . .
33.6
44.6
52.4
Warranty provision  . . . . . . . . . . . . . . . . . . . . . . . .

1.8
9.5
Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
36.4
32.0
58.3
350.4
485.6
480.7
Deferred
Bonus
Leave pay
Warranty
Other
bonus
provision
provision
provision
incentive
provision
Rm
Rm
Rm
Rm
Rm
Reconciliation 2001
Balance at the beginning of the year   .  .
123.8
48.1
27.0

38.5
Provision created . . . . . . . . . . . . .
133.4
48.1
13.1

69.5
Provision utilized  . . . . . . . . . . . .
(42.8)
(30.2)
(6.5)

(71.6)
Balance at the end of the year   .  .  .  .  .  .
214.4
66.0
33.6

36.4
Deferred
Bonus
Leave pay
Warranty
Other
bonus
provision
provision
provision
incentive
provision
Rm
Rm
Rm
Rm
Rm
Reconciliation 2002
Balance at the beginning of the year   .  .
214.4
66.0
33.6

36.4
Provision created . . . . . . . . . . . . .
161.8
112.0
19.5
39.8
76.1
Provision utilized  . . . . . . . . . . . .
(64.8)
(82.2)
(8.5)
(38.0)
(80.5)
Balance at the end of the year   .  .  .  .  .  .
311.4
95.8
44.6
1.8
32.0
Deferred
Bonus
Leave pay
Warranty
Other
bonus
provision
provision
provision
incentive
provision
Rm
Rm
Rm
Rm
Rm
Reconciliation 2003
Balance at the beginning of the year   .  .
311.4
95.8
44.6
1.8
32.0
Provision created . . . . . . . . . . . . .
16.7
141.1
13.4
9.2
43.3
Provision utilized  . . . . . . . . . . . .
(96.4)
(108.1)
(5.6)
(1.5)
(17.0)
Balance at the end of the year   .  .  .  .  .  .
231.7
128.8
52.4
9.5
58.3

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
22. PROVISIONS (continued)
Timing of Provisions
Within one year  . . . . . . . . . . . . . . . . . . . . . . . . . .
273.8
297.6
324.4
After one year  . . . . . . . . . . . . . . . . . . . . . . . . . . .
76.6
188.0
156.3
350.4
485.6
480.7
22.1 Deferred Bonus Incentive Provision
The deferred bonus incentive provision represents the present value of bonus entitlements at the balance sheet date. The value of the bonus entitlements are determined based upon the audited consolidated financial statements of the Group. Periodically, a number of entitlements are issued to employees, the value of which depends on the level of the employee.
The participating rights of employees vest in two equal portions after three and six years respectively and employees are entitled to cash in their entitlements within one year after the participating rights have vested.
The provision created represents the present value of the expected future cash out flows of the entitlement value at the balance sheet date less the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant.
The provision is utilized when eligible employees receive the value of vested entitlements.
22.2 Bonus Provision
The bonus provision consists of a performance bonus based on profit achievement. The performance bonus is payable in May each year to members of management and is payable bi-annually in December and May to staff members. The maximum bonus payable is determined by applying a specific formula based upon the
Group achieving a pre-determined profit and the employee's achievement of specified performance targets.
Management and staff must be in service on May 31 to qualify for the bonus.
22.3 Leave Pay Provision
The leave pay provision relates to vested leave pay to which employees may become entitled upon leaving the employment of the Group. The provision arises as employees render a service that increases their entitlement to future compensated leave. The provision is utilized when employees who are entitled to leave pay, leave the employment of the Group or when the accrued leave due to an employee, is utilized.
22.4 Warranty Provision
During the 2002 financial year, the warranty provision was created to cover manufacturing defects in the second year of warranty on handsets sold to customers.
23. CHANGE IN ACCOUNTING POLICY
The Group changed its accounting policy for foreign exchange contracts and other financial instruments due to the adoption of International Accounting Standard 39  Financial Instruments: Recognition and Measurement during the year ended March 31, 2002. Under the IAS 39, the Group does not qualify to apply hedge accounting to foreign exchange contracts and therefore all fair value adjustments are recognized in the income statement in the period in which they occur.
Interest rate swaps are also recorded and measured at fair value. All changes in fair value are recognized in the income statement in the period in which they occur.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
23. CHANGE IN ACCOUNTING POLICY (continued)
These changes have had the effect of increasing net profit for the 2002 year and retained profit at the beginning of the 2002 year, and have been applied prospectively from April 1, 2001:
2002
2002
Net
Opening
Profit
Retained
Earnings
Rm
Rm
Gross effect   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
352.3
121.4
Foreign exchange contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
347.4
104.2
Derivatives  Interest rate swaps  . . . . . . . . . . . . . . . . . . . . . . . . .
4.9
17.2
Taxation effect   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(105.7)
(36.5)
Foreign exchange contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(104.2)
(31.3)
Interest rate swaps  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(1.5)
(5.2)
246.6
84.9
2001
2002
2003
Rm
Rm
Rm
24. CASH GENERATED FROM OPERATIONS
Profit from operations  . . . . . . . . . . . . . . . . . . . . . . .
2,553.4
3,621.1
4,329.9
Adjusted for:
Depreciation of property, plant and equipment  . . . . . . . . . .
1,364.1
1,857.3
2,163.0
Net profit on disposal of property, plant and equipment   .  .  .  .  .
(0.4)
(3.4)
(2.6)
Revaluation of equity investment  . . . . . . . . . . . . . . . . .                                                            _

8.9                               _

Recoupment of Gateway asset accrual  . . . . . . . . . . . . . .

(15.0)

Bad debts written-off  . . . . . . . . . . . . . . . . . . . . . . .
107.4
111.2
31.1
Capital (profit)/loss on disposal of subsidiaries  . . . . . . . . . .
213.2
(16.3)                              _

GSM investment write-off . . . . . . . . . . . . . . . . . . . . .                                                                  _

0.3

Impairment of assets . . . . . . . . . . . . . . . . . . . . . . . .

(1.0)

Amortization of intangible assets  . . . . . . . . . . . . . . . . .
271.5
212.7
210.7
Cash flow from operations before working capital changes   .  .  .
4,509.2
5,775.8
6,732.1
Increase in accounts receivable  . . . . . . . . . . . . . . . . . .
(718.9)
(264.5)
(241.9)
Decrease/(Increase) in inventory  . . . . . . . . . . . . . . . . .
(162.5)
93.3
52.0
Increase in accounts payable and provisions  . . . . . . . . . . .
1,035.8
583.5
178.9
Cash generated from operations . . . . . . . . . . . . . . . . . .
4,663.6
6,188.1
6,721.1

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
25. FINANCE COSTS PAID
Shareholder loans  . . . . . . . . . . . . . . . . . . . . . . . . .
(157.9)
(144.2)
(167.9)
Finance leases  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(60.8)
(98.9)
(123.8)
Funding loans  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(65.7)
(87.2)
(127.3)
Bank and other interest  . . . . . . . . . . . . . . . . . . . . . .
(162.9)
(86.1)
(50.0)
Interest on minority shareholder loan  . . . . . . . . . . . . . . .

(9.7)
Other finance costs  . . . . . . . . . . . . . . . . . . . . . . . .

(6.8)
Interest accrual at the beginning of the year  . . . . . . . . . . .
(22.3)
(28.9)
(5.7)
Interest accrual at the end of the year  . . . . . . . . . . . . . . .
28.9
5.7

(440.7)
(439.6)
(491.2)
Foreign exchange premiums  . . . . . . . . . . . . . . . . . . .
(58.4)

Loss on foreign liability revaluation  . . . . . . . . . . . . . . .

(247.8)
(163.4)
Loss on foreign exchange contract revaluation  . . . . . . . . . .

(199.0)
(831.2)
Realized foreign exchange losses  . . . . . . . . . . . . . . . . .

(5.0)
(62.2)
Interest rate swaps  . . . . . . . . . . . . . . . . . . . . . . . . .
(1.1)

(4.0)
Unrealized losses on revaluation of foreign exchange contracts   .

808.8
Unrealized losses on spot rate revaluation of creditor   .  .  .  .  .  .

11.8
Unrealized losses on interest rate swap  . . . . . . . . . . . . . .

2.2

Other non-cash flow items . . . . . . . . . . . . . . . . . . . . .

9.7
(500.2)
(889.2)
(721.7)
26. INTEREST INCOME RECEIVED
Interest received  banks and loans  . . . . . . . . . . . . . . . .
25.4
27.7
51.4
Dividends received  unlisted investments  . . . . . . . . . . . .

4.3
5.1
Gain on remeasurement of minority shareholders loan   .  .  .  .  .  .

92.8
Guarantee fees  . . . . . . . . . . . . . . . . . . . . . . . . . . .

14.7
Other interest  . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.9
1.4
Interest accrual at the end of the year  . . . . . . . . . . . . . . .

(10.3)
25.4
36.9
155.1
Gain on foreign liability revaluation  . . . . . . . . . . . . . . .

18.3
301.4
Gain on foreign exchange contract revaluation  . . . . . . . . . .

778.4
244.7
Realized foreign exchange gains  . . . . . . . . . . . . . . . . .
2.3
2.5
6.7
Interest rate swap revaluation  . . . . . . . . . . . . . . . . . . .

18.2
Interest rate swap interest  . . . . . . . . . . . . . . . . . . . . .
4.3
6.0
Unrealized gain on revaluation of foreign exchange contracts   .
(220.4)
(213.4)
Unrealized gain on spot rate revaluation of creditor  . . . . . . .

(41.0)
(113.0)
Unrealized gain on interest rate swap revaluation  . . . . . . . .

(18.2)
Other non-cash flow items . . . . . . . . . . . . . . . . . . . . .

(37.4)
(107.5)
27.7
541.6
280.0

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
27. TAXATION PAID
Taxation per the income statement  . . . . . . . . . . . . . . . .
(765.7)
(1,190.7)
(1,198.9)
Taxation payable at the beginning of the year  . . . . . . . . . .
(560.1)
(810.0)
(351.6)
Taxation payable at the end of the year  . . . . . . . . . . . . . .
810.0
351.6
315.2
Deferred taxation at the beginning of the year  . . . . . . . . . .
(309.8)
(268.4)
(428.5)
Deferred taxation at the end of the year . . . . . . . . . . . . . .
268.4
428.5
288.4
Business combination  . . . . . . . . . . . . . . . . . . . . . . .
(10.4)
(0.9)

Movement due to IAS 39 adjustment  . . . . . . . . . . . . . . .

(36.5)

Movement due to foreign equity revaluation reserve  . . . . . . .                                                     _

(19.9)
21.0
Exchange difference on consolidation of foreign subsidiary   .  .  .

7.2
17.0
(567.6)
(1,539.1)
(1,337.4)
28. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
Additions to property, plant and equipment (Note 9)  . . . . . . .
(3,184.2)
(4,085.3)
(3,399.3)
Less: Vodacom (Proprietary) Limited finance leases  . . . . . . .
106.3

81.1
Vodacom Service Provider Company (Proprietary) Limited
finance leases  . . . . . . . . . . . . . . . . . . . . . . . . . . .                                                                         _

282.2

Skyprops 157 (Proprietary) Limited finance leases  . . . . . . . .

1.6
Increase/(decrease) in capex related creditors . . . . . . . . . . .
243.0
(606.0)
250.1
(2,834.9)
(4,409.1)
(3,066.5)
29. DISPOSAL/(ACQUISITION) OF SUBSIDIARIES
Disposals of Subsidiaries
Vodacom Sport & Entertainment (Proprietary) Limited
(Note 29.1 a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

17.9
22.5
Film Fun (Holdings) (Proprietary) Limited (Note 29.1 b)   .  .  .  .

(16.2)
9.0

1.7
31.5
Acquisition of Subsidiaries
Skyprops 157 (Proprietary) Limited (Note 29.2 a)  . . . . . . . .

Vodacom International Holdings (Proprietary) Limited and
Vodacom International Limited (Note 29.2 b)  . . . . . . . . . .

(0.1)

Vodacom Satellite Services (Proprietary) Limited (Note 29.2 c)   .
(91.1)                                _                                -

Vodacom Sport & Entertainment (Proprietary) Limited
(Note 29.2 d)  . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.9                                _                           _

Film Fun (Holdings) (Proprietary) Limited (Note 29.2 e)   .  .  .  .
(8.5)

Vodacom Tanzania Limited (Note 29.2 f)  . . . . . . . . . . . . .
(28.9)                               _                           _

Vodacom Tanzania Limited (Note 29.2 g)  . . . . . . . . . . . .
6.8

(113.8)
(0.1)                         _

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
29. DISPOSAL/(ACQUISITION) OF SUBSIDIARIES (continued)
29.1 Subsidiaries Disposed
(a)
Vodacom Sport & Entertainment (Proprietary) Limited
On February 27, 2002, the Group disposed of its 51%
interest in Vodacom Sport & Entertainment (Proprietary)
Limited. The fair value of the assets and liabilities disposed were as follows:
Carrying amount of net assets disposed of  . . . . . . . . .

9.8

Property, plant and equipment . . . . . . . . . . . . . . .                                                      _

1.3                              _

Investments  . . . . . . . . . . . . . . . . . . . . . . . .                                                                 _

2.7                              _

Inventory . . . . . . . . . . . . . . . . . . . . . . . . . .                                                                   _

0.5                               _

Accounts receivable  . . . . . . . . . . . . . . . . . . . .

228.6                                _

Deferred taxation  . . . . . . . . . . . . . . . . . . . . .                                                               _

1.6                              _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .                                                      _

4.6                              _

Accounts payable  . . . . . . . . . . . . . . . . . . . . .

(227.9)

Taxation payable . . . . . . . . . . . . . . . . . . . . . .                                                             _

(0.4)

VAT payable  . . . . . . . . . . . . . . . . . . . . . . . .
(1.2)                           _
Minority interest  . . . . . . . . . . . . . . . . . . . . . .                                                              _

(4.8)                           _

Capital gain on disposal . . . . . . . . . . . . . . . . . . .

40.0

Selling price  . . . . . . . . . . . . . . . . . . . . . . . . .

45.0

Cash and cash equivalents  . . . . . . . . . . . . . . . . .                                                          _

(4.6)                         _

Cash consideration  . . . . . . . . . . . . . . . . . . . . .

40.4

Less: Amount receivable  . . . . . . . . . . . . . . . . . .                                                          _

(22.5)                           _

17.9
Selling price satisfied by:   . . . . . . . . . . . . . . . . .
45.0
22.5
Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

22.5
22.5
The consideration was deferred during 2002 for settlement
in two equal installments on August 31, 2002 and
August 31, 2003. (Notes 11 and 14).  . . . . . . . . . . . .

22.5

The total amount of R25.7 million, which includes accrued
interest, was received during the 2003 financial year.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
29. DISPOSAL/(ACQUISITION) OF SUBSIDIARIES (continued)
29.1 Subsidiaries Disposed (continued)
(b)
Film Fun (Holdings) (Proprietary) Limited
On March 31, 2002, the Group disposed of its interest in
Film Fun (Holdings) (Proprietary) Limited, Africell Cellular
Services (Proprietary) Limited and Teljoy (Botswana)
(Proprietary) Limited. The fair value of the assets and
liabilities disposed were as follows:
Carrying amount of net assets disposed of  . . . . . . . . .

62.8

Property, plant and equipment . . . . . . . . . . . . . . .                                                     _

64.7                             _

Loan  Teljoy Holdings Limited  . . . . . . . . . . . . .                                                        _

28.0                              _

Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . .                                                                    _

15.9                              _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .

16.2

Accounts receivable  . . . . . . . . . . . . . . . . . . . .                                                            _

7.2                               _

Inventory . . . . . . . . . . . . . . . . . . . . . . . . . .

5.3

Shareholding in subsidiaries . . . . . . . . . . . . . . . .

4.2

Investments  . . . . . . . . . . . . . . . . . . . . . . . .                                                                 _

3.3                              _

Taxation receivable  . . . . . . . . . . . . . . . . . . . .

1.1

Accounts payable  . . . . . . . . . . . . . . . . . . . . .                                                              _

(64.2)                            _

Provision for licenses  . . . . . . . . . . . . . . . . . . .

(25.0)

Deferred taxation  . . . . . . . . . . . . . . . . . . . . .                                                               _

(2.7)                            _

Non-distributable reserve  . . . . . . . . . . . . . . . . .

(0.2)

Trademark  . . . . . . . . . . . . . . . . . . . . . . . . .                                                                   _

9.0                              _

Capital loss on disposal  . . . . . . . . . . . . . . . . . . .                                                            _

(53.8)                             _

Selling price  . . . . . . . . . . . . . . . . . . . . . . . . .

9.0

Cash and cash equivalents  . . . . . . . . . . . . . . . . .                                                            _

(16.2)                            _

Cash consideration  . . . . . . . . . . . . . . . . . . . . .

(7.2)

Less: Amount receivable  . . . . . . . . . . . . . . . . . .                                                             _

(9.0)                           _

(16.2)
Selling price satisfied by:   . . . . . . . . . . . . . . . . .
9.0
9.0
Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                                                                      _

9.0
Deferred consideration  . . . . . . . . . . . . . . . . . . .                                                          _

9.0                               _

The deferred consideration was received in cash from the
new owners on May 15, 2002.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
29. DISPOSAL/(ACQUISITION) OF SUBSIDIARIES (continued)
29.2 Subsidiaries Acquired
(a)
Skyprops 157 (Proprietary) Limited
During the 2003 financial year the Group exercised its
option included in the finance lease agreement and acquired
100% of Skyprops 157 (Proprietary) Limited.
The fair value of the net assets acquired are as follows:   .  .

Property, plant and equipment . . . . . . . . . . . . . . .                                                       _                                  _

1.6
Long  term loan  . . . . . . . . . . . . . . . . . . . . .                                                                   _                                   _

(1.6)
Purchase price
(b)
Vodacom International Holdings (Proprietary)
Limited and Vodacom International Limited
Both companies became operational from April 1, 2001.
Vodacom Group (Proprietary) Limited holds 100% of the
issued share capital of Vodacom International Holdings
(Proprietary) Limited, who in turn holds 100% of the issued
share capital of Vodacom International Limited, a company
based in Mauritius. The fair value of the share capital
acquired is as follows:
Share capital                                                                                                                             _
(0.1)                  _

(c)
Vodacom Satellite Services (Proprietary) Limited
During the 2001 financial year the Group acquired 100% of
Vodacom Satellite Services (Proprietary) Limited. The fair
value of the assets acquired and liabilities assumed were as follows:
Fair value of net assets acquired  . . . . . . . . . . . . . .
(43.5)                               _                                   _

Property, plant and equipment . . . . . . . . . . . . . . .
96.6                               _                                 _

Inventory . . . . . . . . . . . . . . . . . . . . . . . . . .
0.7                               _                                 _

Accounts receivable  . . . . . . . . . . . . . . . . . . . .
1.9                                _                                _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .
10.0                                _                                _

Shareholder loans  . . . . . . . . . . . . . . . . . . . . .
(33.0)                               _                                _

Accounts payable  . . . . . . . . . . . . . . . . . . . . .
(32.7)                               _                                _

Goodwill (amortized over 5 years)  . . . . . . . . . . . . .
(24.6)                                _                              _

Shareholder loans  . . . . . . . . . . . . . . . . . . . . . .
(33.0)                               _                               _

Purchase price  . . . . . . . . . . . . . . . . . . . . . . . .
(101.1)                               _                               _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .
10.0                                _                              _

Cash consideration
(91.1)                               _                              _

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
29. DISPOSAL/(ACQUISITION) OF SUBSIDIARIES (continued)
29.2 Subsidiaries Acquired (continued)
(d)
Vodacom Sport & Entertainment (Proprietary) Limited
During the financial year ended March 31, 2000, Vodacom
Sport & Entertainment (Proprietary) Limited was treated as
a joint venture and proportionately consolidated at 51%, but from the 2001 financial year, it was consolidated in full. The adjustments that were made are as follows:
Fair value of net assets acquired  . . . . . . . . . . . . . .
(1.0)                             _                               _

Property, plant and equipment . . . . . . . . . . . . . . .
0.9                              _                                 _

Deferred taxation  . . . . . . . . . . . . . . . . . . . . .
0.3                              _                                _

Investments  . . . . . . . . . . . . . . . . . . . . . . . .
0.1                              _                                _

Accounts receivable  . . . . . . . . . . . . . . . . . . . .
9.3                              _                                 _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .
7.9                              _                                 _

Accounts payable  . . . . . . . . . . . . . . . . . . . . .
(15.0)                             _                                 _

Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . .
(2.5)                             _                                 _

Net assets acquired  . . . . . . . . . . . . . . . . . . . . .
8.9                                _                               _

Cash consideration
7.9                                _                              _
(e)
Film Fun (Holdings) (Proprietary) Limited
During the 2000 financial year the group acquired 100% of
Teljoy Holdings Limited. Included in this acquisition, the
Group acquired 100% of Film Fun (Holdings) (Proprietary)
Limited trading as Teljoy. The investment was consolidated
from the 2001 financial year. The fair value of the assets
acquired and liabilities assumed were as follows:
Fair value of net assets acquired  . . . . . . . . . . . . . .
(19.2)                            _                                  _

Long-term loans  . . . . . . . . . . . . . . . . . . . . . .
(20.4)                            _                                  _

Property, plant and equipment . . . . . . . . . . . . . . .
126.9

Intangible assets  . . . . . . . . . . . . . . . . . . . . . .
0.3                             _                                 _

Investments  . . . . . . . . . . . . . . . . . . . . . . . .
0.3
Inventory . . . . . . . . . . . . . . . . . . . . . . . . . .
12.9                             _                                  _

Accounts receivable  . . . . . . . . . . . . . . . . . . . .
17.2

Accounts payable  . . . . . . . . . . . . . . . . . . . . .
(46.7)                             _                                 _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .
(8.4)                             _                                 _

Trademark  . . . . . . . . . . . . . . . . . . . . . . . . .
15.0

Deferred taxation  trademark  . . . . . . . . . . . . . .
(4.5)                              _                               _

Shareholder loans  . . . . . . . . . . . . . . . . . . . . .
(70.0)

Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . .
(3.4)                              _                                 _

Goodwill (amortized over 5 years)  . . . . . . . . . . . . .
(26.6)                              _                                _

Purchase price  . . . . . . . . . . . . . . . . . . . . . . . .
(45.8)                               _                                  _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .

Net cash flow on acquisition of wholly owned subsidiary   .
54.3                                _                                  _

Cash consideration
(8.5)                               _                                  _

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
29. DISPOSAL/(ACQUISITION) OF SUBSIDIARIES (continued)
29.2 Subsidiaries Acquired (continued)
(f)
Vodacom Tanzania Limited
On July 14, 2000, the Group acquired an additional 14% of
Vodacom Tanzania Limited. The fair value of the assets
acquired and liabilities assumed were as follows:
Fair value of net assets acquired  . . . . . . . . . . . . . .
(9.6)                             _                                   _

Property, plant and equipment . . . . . . . . . . . . . . .
6.7                               _                                     _

Intangible assets  . . . . . . . . . . . . . . . . . . . . . .
6.8                               _                                     _

Inventory . . . . . . . . . . . . . . . . . . . . . . . . . .
10.2                                _                                    _

Accounts receivable  . . . . . . . . . . . . . . . . . . . .
6.8                               _                                     _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .
2.7                              _                                     _

Shareholder loans  . . . . . . . . . . . . . . . . . . . . .
(39.2)                              _                                     _

Accounts payable  . . . . . . . . . . . . . . . . . . . . .
(3.6)                             _                                      _

Minority interest  . . . . . . . . . . . . . . . . . . . . . .
(3.4)                               _                                     _

Investments previously recognized  . . . . . . . . . . . . .
(4.9)                              _                                      _

Goodwill (amortized over 5 years)  . . . . . . . . . . . . .
(30.2)                              _                                     _

Cash consideration
(28.9)                              _                                     _
(g)
Vodacom Tanzania Limited
During the financial year ended March 31, 2000, Vodacom
Tanzania Limited was treated as a joint venture and
proportionately consolidated at 51%, but from the 2001
financial year, it was consolidated in full as the change in shareholding changed the nature of the investment. The
additional percentage acquired resulted in Vodacom Group
(Proprietary) Limited obtaining control. The adjustments
that were made are as follows:
Fair value of net assets acquired  . . . . . . . . . . . . . .
(1.0)                            _                                _

Property, plant and equipment . . . . . . . . . . . . . . .
0.7                             _                                  _

Intangible assets  . . . . . . . . . . . . . . . . . . . . . .
3.2                             _                                  _

Investments  . . . . . . . . . . . . . . . . . . . . . . . .
4.7                             _                                  _

Accounts receivable  . . . . . . . . . . . . . . . . . . . .
0.4                             _                                  _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .
6.8                             _                                  _

Non-distributable reserve  . . . . . . . . . . . . . . . . .
0.1                             _                                  _

Shareholder loans  . . . . . . . . . . . . . . . . . . . . .
(16.0)                            _                                    _

Accounts payable  . . . . . . . . . . . . . . . . . . . . .
(0.9)                            _                                    _

Net assets acquired  . . . . . . . . . . . . . . . . . . . . .
7.8                             _                                   _

Cash consideration
6.8                             _                                   _

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
30. (ACQUISITION)/DISPOSAL OF JOINT VENTURES
Disposal of Joint Ventures
Vodacom World Online (Proprietary) Limited (Note 30.1 a)                                                         _

23.3                            _
Acquisition of Joint Ventures
Vodacom Congo (RDC) s.p.r.l.                                                                                                     _                              _                                 _
During the 2002 financial year Vodacom Congo (RDC) s.p.r.l. was formed and financed by the Group and accordingly it had no cash effect on the Group's cash flow.
30.1 Joint Ventures Disposed
(a)
Vodacom World Online (Proprietary) Limited
On November 30, 2001, the Group disposed of it's 40%
joint venture shareholding in Vodacom World Online
(Proprietary) Limited. The fair value of the assets and
liabilities disposed were as follows:
Carrying amount of net assets disposed  . . . . . . . . . .                                               _

1.7                                _

Property, plant and equipment . . . . . . . . . . . . . . .                                                    _

6.7                                _

Inventory . . . . . . . . . . . . . . . . . . . . . . . . . .                                                                  _

0.6                                _

Accounts receivable  . . . . . . . . . . . . . . . . . . . .                                                          _

6.6                                _

Taxation payable . . . . . . . . . . . . . . . . . . . . . .                                                             _

(0.1)                               _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .                                                     _

8.5                                _

Accounts payable  . . . . . . . . . . . . . . . . . . . . .                                                            _

(20.6)                               _

Capital gain on disposal . . . . . . . . . . . . . . . . . . .                                                          _

30.1                                _

Selling price  . . . . . . . . . . . . . . . . . . . . . . . . .                                                                  _

31.8                                 _

Cash and cash equivalents  . . . . . . . . . . . . . . . . .                                                           _

(8.5)                                _

Cash consideration                                                                                                          _

23.3                                 _
31. CASH AND CASH EQUIVALENTS AT END OF YEAR
Bank and cash balances  . . . . . . . . . . . . . . . . . . . . . .
797.6
719.2
1,206.5
Bank overdraft  . . . . . . . . . . . . . . . . . . . . . . . . . . .
(1,593.7)
(1,576.8)
(559.0)
(796.1)
(857.6)
647.5

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
R
R
R
32. EARNINGS AND DIVIDEND PER SHARE
32.1 Basic and Diluted Earnings Per Share
The calculation of basic earnings per ordinary share is based on earnings of R2,214.6 million (2002: R2,373.0 million;
2001: R1,317.8 million) and 10,000 issued ordinary shares
(2002: 10,000; 2001: 10,000).  . . . . . . . . . . . . . . .
131,780
237,300
221,460
Due to no dilution factors being present, basic earnings per share equals diluted earnings per share.
32.2 Dividend Per Share
The calculation of the dividend per ordinary share is based
on a declared ordinary dividend of R600.0 million (2002:
R600 million; 2001: R480.0 million) and 10,000 issued
ordinary shares (2002: 10,000; 2001: 10,000). The
dividends were declared as follows:
Declared March 20, 2003 to shareholders registered on                                         _                                 _
June 28, 2003 and payable on June 30, 2003 (Final)  .  .  .  .                                    _

60,000
Declared March 21, 2002 and payable June 28, 2002 (Final)

60,000                                 _

Declared March 15, 2001 and payable June 29, 2001 (Final)
48,000

48,000
60,000
60,000
2001
2002
2003
Rm
Rm
Rm
33. CAPITAL COMMITMENTS
Commitments for orders in respect of existing contracts:
Vodacom (Proprietary) Limited  . . . . . . . . . . . . . . . .
1,272.1
1,005.2
517.8
Vodacom Congo (RDC) s.p.r.l  . . . . . . . . . . . . . . . . .                                                          _

303.7
62.0
Vodacom Tanzania Limited  . . . . . . . . . . . . . . . . . .
47.5
78.9
70.4
Vodacom Service Provider Company (Proprietary) Limited   .
290.8
59.9
10.6
Vodacom International Holdings (Proprietary) Limited   .  .  .  .                                    _

2.2

Vodacom Group (Proprietary) Limited  . . . . . . . . . . . .

0.3
0.3
Vodacom Lesotho (Proprietary) Limited . . . . . . . . . . . .
5.1

0.6
1,615.5
1,450.2
661.7
Commitments not yet contracted for:
Vodacom (Proprietary) Limited  . . . . . . . . . . . . . . . .
2,871.9
805.5
852.8
Vodacom Tanzania Limited  . . . . . . . . . . . . . . . . . .
484.5
10.3
221.0
Vodacom Congo (RDC) s.p.r.l  . . . . . . . . . . . . . . . . .                                                        _

16.0
126.3
Vodacom Service Provider Company (Proprietary) Limited   .
250.8
15.9
35.1
Vodacom International Holdings (Proprietary) Limited   .  .  .  .                                   _                                   _

3.0
Vodacom Lesotho (Proprietary) Limited . . . . . . . . . . . .
23.5
1.9
4.3
Vodacom Group (Proprietary) Limited  . . . . . . . . . . . .
2.7                                  _                                    _

Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
32.9                                   _                                    _

3,666.3
849.6
1,242.5
The capital expenditure of the Group will be financed through internal cash generated, extended supplier credit and bank credit.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
34. OTHER COMMITMENTS
Operating leases  . . . . . . . . . . . . . . . . . . . . . . . . . .
3,749.3
2,313.7
3,046.5
Sport and marketing contracts . . . . . . . . . . . . . . . . . . .
388.8
321.1
457.0
4,138.1
2,634.8
3,503.5
Within
Between two
After
Total
one year
and five years
five years
Rm
Rm
Rm
Rm
34.1 Operating leases
Transmission and data lines GSM   .  .
456.1
1,813.7                                _

2,269.8
Office equipment  . . . . . . . . . . .
0.2
1.1                                 _

1.3
Other operating leases  . . . . . . . .
67.0
276.7
431.7
775.4
523.3
2,091.5
431.7
3,046.5
34.2 Sport and marketing contracts   . . .
246.9
210.1                               _

457.0
34.3 License fees
Network operators in the group pay monthly license fees based on their net operational income as defined in the license agreement. Net operational income is defined as the total invoiced revenue of the licensee excluding discounts, Value Added Taxation and other direct taxes derived from customers of the licensee for the provision to them of the service, less net interconnect fees and bad debts actually incurred.
34.4 Interception of Communications and Provision of Communication-related Information Act ("the Act")
The Act was assented and published on January 22, 2003, but will only become effective at some point in future of which the date is currently uncertain. Due to the fact that certain provisions of the Act are still being finalized, a reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act, cannot be estimated at this stage.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
35. CONTINGENT LIABILITIES
Vodacom Satellite Services (Proprietary) Limited
An invoice amounting to R34.0 million was raised and issued to
Vodacom Satellite Services (Proprietary) Limited on May 22,
2001, for services rendered at the earth station in Delareyville, over a period of 26 months. The invoice was under dispute as no formal agreement was in place with the supplier, Telkom SA
Limited, for those services rendered. Vodacom Satellite Services
(Proprietary) Limited and Telkom SA Limited reached an
agreement during the course of the 2002 financial year whereby an invoice of R22.8 million, inclusive of VAT, was
issued and paid in December 2001 (Note 3).  . . . . . . . . . .
34.0                              _                                 _

The functionality of the Gateway assets is under dispute and
Vodacom Satellite Services (Proprietary) Limited and
Vodafone Satellite Services Limited do not recognize the
liability of US$0.9 million to Globalstar LP. This amount has been written back to income in the 2002 year as the success of
this claim is deemed to be remote (Note 3).  . . . . . . . . . .                                                    _

15.0
7.8
HGL Advertising Company Limited   . . . . . . . . . . . . . .
70.1
Vodacom Tanzania Limited is a defendant in a court case in the high court of Tanzania in which the plaintiff, HGL Advertising
Company Limited,
is demanding compensation of
US$8.8 million for losses and damages allegedly incurred by
them as a result of an illegal breach of contract. The facts of the case show there was no contract but rather a request to tender.
The company's legal counsel is of the opinion that the case has a very limited chance of success. Should the plaintiff be
successful no reliable estimate of the damages awarded can be estimated.
Various other legal matters   . . . . . . . . . . . . . . . . . . .                                                               _

5.0
5.5
34.0
20.0
83.4
F140

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
35. CONTINGENT LIABILITIES (continued)
35.1 Vodacom Congo (RDC) s.p.r.l.
The Group has a 51% equity interest in Vodacom Congo (RDC) s.p.r.l., ("Vodacom Congo"), which commenced business on December 11, 2001. This investment is governed by a shareholders' agreement, which provides the other shareholder with certain protective and participating rights and therefore, in terms of
IAS 31: "Accounting for interest in Joint Ventures", Vodacom Congo may not be consolidated as a subsidiary as it is considered to be a joint venture resulting in it being proportionally consolidated in the financial statements at March 31, 2003 and 2002 and for the years then ended.
The Group, in terms of the shareholders' agreement, is however ultimately responsible for the funding of the operations of Vodacom Congo. The shareholders' agreement also gives the Group the right to appoint management and the majority of the Board of the company. The Group also has a management agreement to manage the company on a day-to-day basis. Currently Vodacom Congo is incurring losses, which are expected to continue in the short term. The 49% portion attributable to the joint venture partner of the liabilities and losses as at March 31, 2003 and 2002 were as follows:
2002
2003
Rm
Rm
Net loss for the year  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(19.3)
(185.7)
Total liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(29.7)
(521.5)
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
440.3
657.7
Preference shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(368.1)
(368.1)
Furthermore, the following guarantees were approved but not issued by the Group in respect of Vodacom
Congo (RDC) s.p.r.l at the balance sheet date:
Date
March 31, 2003
Details
Beneficiary
Issued
e
Mil
Approved not issued
Guarantees not yet issued
ABSA Bank
N/a
4.0
Limited
All guarantees issued are disclosed in Note 39.
35.2 Negative working capital ratio
For financial years ending 2003, 2002 and 2001 the Group had a negative working capital ratio. A negative working capital ratio arises when the group's current liabilities are greater than the current assets. The Group's management believes that based on its operating cash flow, it will be able to meet liabilities as they arise and that it is in compliance with all covenants contained in the borrowing agreements.
36. RETIREMENT BENEFITS
All eligible employees of the Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of the Group are also members of the Vodacom Executive Provident
Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries
(Proprietary) Limited. Current contributions to the pension fund amounted to R52.5 million (2002: R42.8 million;
2001: R42.5 million). Current contributions to the provident fund amounted to R5.4 million (2002: R2.3 million;
2001: Rnil). South African funds are governed by the Pension Funds Act of 1956.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
37. RELATED PARTY TRANSACTIONS
37.1 Balances with Related Parties
Included in accounts receivable:
Telkom SA Limited  Interconnect  . . . . . . . . . . .
516.4
529.4
497.3
Telkom SA Limited  Other  . . . . . . . . . . . . . . .
13.8
14.1
9.3
Vodafone Group Plc  . . . . . . . . . . . . . . . . . . .
1.0
1.6
3.8
Included in accounts payable:
Telkom SA Limited  Interconnect  . . . . . . . . . . .
50.1
78.2
67.8
Telkom SA Limited  Other  . . . . . . . . . . . . . . .

3.0
2.0
Vodafone Group Plc  . . . . . . . . . . . . . . . . . . .
0.8

2.7
Shareholder loans (Note 20)
Telkom SA Limited  . . . . . . . . . . . . . . . . . . .
460.0
460.0
460.0
Vodafone Group Plc  . . . . . . . . . . . . . . . . . . .
124.3
124.3
124.3
Vodafone Holdings (SA) (Proprietary) Limited  . . . . .
165.5
165.5
197.7
VenFin Finansieringskorporasie (Proprietary) Limited   .
124.2
124.2
138.0
Descarte Investments No. 8 (Proprietary) Limited   .  .  .
46.0
46.0                                 _
37.2 Transactions with Related Parties
Telkom SA Limited  . . . . . . . . . . . . . . . . . . . .
1,699.3
1,854.6
1,802.2
Interconnect income  . . . . . . . . . . . . . . . . . . . .
2,729.1
2,942.5
2,945.2
Cellular usage  . . . . . . . . . . . . . . . . . . . . . . .
43.4
24.1
32.8
IPO Co-operation fee  . . . . . . . . . . . . . . . . . . .

50.0
Interest (paid)/received  commercial  . . . . . . . . . .                                                         _.

0.4
(0.5)
Audit fees recovered . . . . . . . . . . . . . . . . . . . .

28.5
Lease of transmission lines  . . . . . . . . . . . . . . . .
(321.1)
(336.0)
(445.4)
Interconnect fees . . . . . . . . . . . . . . . . . . . . . .
(297.0)
(305.7)
(348.5)
Interest payments on shareholder loan  . . . . . . . . . .
(78.9)
(72.1)
(83.9)
Telephone landline usage  . . . . . . . . . . . . . . . . .
(20.4)
(34.6)
(21.4)
Installation of transmission lines  . . . . . . . . . . . . .
(34.3)
(32.7)
(36.9)
Management fees  . . . . . . . . . . . . . . . . . . . . .                                                                 _

(20.0)                                _

Site costs . . . . . . . . . . . . . . . . . . . . . . . . . .
(6.5)
(11.3)
(17.7)
Shareholder loan repayment . . . . . . . . . . . . . . . .
(75.0)                                _                                 _

Dividend paid  . . . . . . . . . . . . . . . . . . . . . . .
(240.0)
(300.0)
(300.0)
Vodafone Group Plc  . . . . . . . . . . . . . . . . . . . .
(70.2)
(25.5)
(30.5)
Roaming income (transacted within the Vodafone Group)
24.1
27.4
38.2
Roaming expense (transacted within the Vodafone Group)
(24.6)
(33.4)
(46.0)
Interest payments on shareholder loan  . . . . . . . . . .
(22.4)
(19.5)
(22.7)
Shareholder loan repayment . . . . . . . . . . . . . . . .
(47.3)                                _                                     _

Vodafone Holdings (SA) (Proprietary) Limited . . . . . .
(178.5)
(215.0)
(243.3)
Interest payments on shareholder loan  . . . . . . . . . .
(27.3)
(26.0)
(33.3)
Dividend paid  . . . . . . . . . . . . . . . . . . . . . . .
(151.2)
(189.0)
(210.0)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
37. RELATED PARTY TRANSACTIONS (continued)
37.2 Transactions with Related Parties (continued)
VenFin Finansieringskorporasie (Proprietary) Limited  . . .
(81.1)
(56.8)
(53.8)
Interest payments on shareholder loan  . . . . . . . . . .
(21.3)
(19.5)
(24.0)
Interest payments on overdraft account  . . . . . . . . . .
(39.6)
(37.3)
(29.3)
Facilities  . . . . . . . . . . . . . . . . . . . . . . . . . .

(0.5)
Shareholder loan repayment . . . . . . . . . . . . . . . .
(20.2)                                 _
             _

Descarte Investments No. 8 (Proprietary) Limited   .  .  .  .  .
(39.4)
(37.2)
(4.0)
Interest payments on shareholder loan  . . . . . . . . . .
(7.9)
(7.2)
(4.0)
Shareholder loan repayment . . . . . . . . . . . . . . . .
(7.5)

Dividend paid  . . . . . . . . . . . . . . . . . . . . . . .
(24.0)
(30.0)                                 _

Van Rijn Beleggingskorporasie Limited
Dividend paid  . . . . . . . . . . . . . . . . . . . . . . .
(64.8)
(81.0)
(90.0)
37.3 Directors' emoluments
Directors' remuneration  . . . . . . . . . . . . . . . . . . .
(20.6)
(25.2)
(21.2)
Executive directors  fees as directors: salaries  . . . . . .
(4.6)
(5.1)
(13.4)
Executive directors  fees as directors: fringe benefits   .  .
(0.3)
(0.4)
(0.4)
Executive directors  fees as directors: bonuses   .  .  .  .  .
(15.2)
(19.1)
(6.8)
Non-executive directors  fees as directors  . . . . . . . .
(0.5)
(0.6)
(0.6)
Included in directors' remuneration . . . . . . . . . . . . .
(0.5)
(0.9)
(1.5)
Pension fund employer contributions  . . . . . . . . . . .
(0.4)
(0.4)
(0.5)
Provident fund employer contributions  . . . . . . . . . .                                              _

(0.4)
(0.8)
Medical aid employer contributions . . . . . . . . . . . .
(0.1)
(0.1)
(0.2)
Directors' remuneration and emoluments paid by:  . . . . .
(20.6)
(25.2)
(21.2)
Vodacom Group (Proprietary) Limited  . . . . . . . . . .
(14.6)
(17.4)
(16.9)
Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . .
(6.0)
(7.8)
(4.3)
38. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from its operations and sources of finance. Various financial balances for example trade debtors, trade creditors, accruals, and provisions, arise directly from the Group's operations. Changing market conditions expose the Group to various financial risks and have highlighted the importance of financial risk management as an element of control for the Group. Principal financial risks faced in the normal course of the
Group's business are foreign currency rate risk, interest rates risk, credit risk, and liquidity risk.
The Group finances its operations through a mixture of retained profits, bank borrowings and long-term loans. Long-
term financing is arranged locally by the South African entities. A treasury division within Vodacom Group
(Proprietary) Limited has been established to provide treasury related services within the Group, including co-
ordinating access to domestic and international financial markets, and the managing of various financial risks relating to the Group's operations.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
38. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
The Group utilizes derivative instruments, the objective of which is to reduce exposure to fluctuations in foreign currency rates and interest rates, and to manage the liquidity of cash resources within the Group. Trading in derivative instruments for speculative purposes is strictly prohibited.
Group treasury policies, risk limits, and control procedures are continuously monitored by management and the board of directors, through the Audit Committee, the objective being to minimize exposure to foreign currency risk, interest rate risk, credit risk and liquidity risk. These risks are managed within an approved Treasury Policy.
38.1 Foreign Currency Management
The Group enters into foreign exchange contracts to buy specified amounts of various foreign currencies in the future at a predetermined exchange rate. The contracts are entered into in order to manage the Group's exposure to fluctuations in foreign currency exchange rates on specific transactions. The contracts are matched with anticipated future cash flows in foreign currencies primarily from purchases of capital equipment. The Group's policy is to enter into foreign exchange contracts for 100% of the committed net foreign currency payments.
The Group has entered into numerous foreign exchange contracts to cover foreign capital commitments in respect of future imports of GSM infrastructure. The total value of foreign exchange contracts at year-end was:
Foreign
Forward
Fair Value
Contract Value
Value
Adjustment
Mil
Rm
Rm
Forward contracts to buy foreign currency
2001
United States Dollar . . . . . . . . . . . . . . . . . . . . .
130.2
995.0
68.4
Deutschmark  . . . . . . . . . . . . . . . . . . . . . . . .
90.2
322.7
8.9
Euro  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
41.3
300.2
(0.1)
Pound Sterling . . . . . . . . . . . . . . . . . . . . . . . .
0.9
10.9
0.1
Swedish Krona  . . . . . . . . . . . . . . . . . . . . . . .
1.7
1.3                                  _

Swiss Franc  . . . . . . . . . . . . . . . . . . . . . . . . .
0.1
0.6

1,630.7
77.3
2002
United States Dollar . . . . . . . . . . . . . . . . . . . . .
102.6
1,099.4
119.0
Euro  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
134.8
1,285.6
95.7
Pound Sterling . . . . . . . . . . . . . . . . . . . . . . . .
0.2
2.6
(0.1)
2,387.6
214.6
2003
United States Dollar . . . . . . . . . . . . . . . . . . . . .
61.0
604.2
(103.4)
Swiss Franc  . . . . . . . . . . . . . . . . . . . . . . . . .
0.6
3.5

Euro  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
111.5
1,078.9
(97.2)
Pound Sterling . . . . . . . . . . . . . . . . . . . . . . . .
0.1
1.0

1,687.6
(200.6)
Forward value represents the foreign contract value multiplied by the contracted forward exchange rate.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
Foreign
Forward
Fair Value
Contract Value
Value
Adjustment
Mil
Rm
Rm
38. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
38.1 Foreign Currency Management (continued)
Forward contracts to sell foreign currency
2001
United States Dollar . . . . . . . . . . . . . . . . . . . . .
1.6
12.4
(0.6)
Euro  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1.2
9.3

Deutschmark  . . . . . . . . . . . . . . . . . . . . . . . .
14.0
52.1
0.3
73.8
(0.3)
2002
United States Dollar . . . . . . . . . . . . . . . . . . . . .
3.6
42.7
0.7
Euro  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.1
63.3
0.3
Pound Sterling . . . . . . . . . . . . . . . . . . . . . . . .
0.1
1.0

107.0
1.0
2003
United States Dollar . . . . . . . . . . . . . . . . . . . . .
7.0
69.4
11.8
Euro  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
20.9
205.5
22.8
274.9
34.6
Forward value represents the foreign contract value multiplied by the contracted forward exchange rate.
38.2 Interest Rate Risk Management
The Group has entered into interest rate swap contracts that entitle, or oblige it to receive interest at fixed rate on notional principal amounts and entitle, or oblige it to pay interest at floating rates on the same notional principal amounts. The interest rate swaps allow the Group to swap long-term debt from fixed rates into floating rates that are lower, or higher, than those available if it had borrowed at floating rates directly. Under the interest rates swaps, the Group agrees with other parties to exchange, at specified quarterly intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts.
At March 31, 2003 the Group had three interest rate swaps:
•    Vodacom Group (Proprietary) Limited the Group swapped its fixed interest rate of 14.9% NACQ
(Nominal Annual Compounded Quarterly) for a floating rate, linked to the BA (Banker's Acceptance) rate plus margin of 2.00%.
•    Vodacom (Proprietary) Limited the Company swapped its fixed interest rate of 20.1% NACQ (Nominal
Annual Compounded Quarterly) for a floating rate, linked to the BA (Banker's Acceptance) rate plus margin of 2.25%.
•    Vodacom (Proprietary) Limited the Company swapped its fixed interest rate of 12.9% NACM (Nominal
Annual Compounded Monthly) for a floating rate, linked to the BA (Banker's Acceptance) rate plus margin of 2.00%.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
2001
2002
2003
Rm
Rm
Rm
38. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
38.2    Interest Rate Risk Management (continued)
Fair value of interest rate swap asset  . . . . . . . . . . . .
17.2
9.4
27.6
The fair value of the interest rate swap asset is represented by a notional principal amount of R238.0 million
(2002: R148.8 million; 2001: R146.9 million) at a weighted average floating interest rate of 15.4% NACM
(Nominal Annual Compounded Monthly) (2002: between 12.1% and 12.6%; 2001: 12.6%).
38.3    Credit Risk Management
Financial assets, which potentially subject the Group to concentrations of credit risk, consist principally of cash, short-term deposits and trade receivables. The Group's cash and cash equivalents and short-term deposits are placed with high credit quality financial institutions. Trade receivables are presented net of an allowance for doubtful receivables. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group's customer base and stringent credit approval processes for contracted subscribers.
The Group does not have any significant exposure to any individual customer or counter-party, except commercially to Telkom SA Limited (the Group's largest shareholder), Mobile Telecommunications Network
(Proprietary) Limited, the Group's largest competitor, and Cell-C (Proprietary) Limited, the country's third network operator.
With respect to the forward exchange contracts, the Group's exposure is on the full amount of the foreign currency payable on settlement. The Group minimizes such risk by limiting the counter-parties to a group of major international banks, and does not expect to incur any losses as a result of non-performance by these counter-parties. The positions in respect of these counter-parties are closely monitored.
The carrying amounts of financial assets included in the consolidated balance sheet represent the Group's exposure to credit risk in relation to these assets. The credit exposure of forward exchange contracts is represented by the fair value of the contracts.
38.4     Liquidity Risk Management
The Group is exposed to liquidity risk as a result of uncertain debtor related cash flows and the capital commitments of the Group. In terms of its borrowing requirements, the Group ensures that adequate funds are available to meet its expected and unexpected financial commitments through utilization of undrawn borrowing facilities (Note 39). In terms of its long-term liquidity risk, a reasonable balance is maintained between the period over which assets generate funds and the period over which the respective assets are funded. (Note 35.2)
38.5     Fair Value of Financial Instruments
At the balance sheet date, the carrying amounts of cash and short-term deposits, accounts receivables, accounts payable and accrued expenses, and short-term debt approximated their fair values due to the short-term maturities of these assets and liabilities.
The fair value of forward exchange contracts and interest rate swaps are determined using quoted prices or, where such prices are not available, a discounted cash flow analysis is used. These amounts reflect the approximate values of the derivative positions at balance sheet date.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
39. UNDRAWN BORROWING FACILITIES AND GUARANTEES
39.1 Rand denominated facilities and guarantees
The Group has a Rand denominated credit facility totalling R4,082.0 million with R4,082.0 million unutilized at March 31, 2003. The facilities are uncommitted and can also be utilized for foreign loans and are subject to review at various dates (usually on an annual basis).
Guarantor
Details
Beneficiary
2001
2002
2003
Rm
Rm
Rm
Vodacom
All guarantees less than
Third parties
1.9
1.9
2.1
(Proprietary) Limited
R0.2 million in terms of
various lease agreements
Vodacom
Electricity supply
Eskom
1.0
1.0
1.0
(Proprietary) Limited
Vodacom Service
All guarantees less than
Third parties
0.4
0.4
0.6
Provider Company
R0.1 million in terms of
(Proprietary) Limited
various lease agreements
Vodacom Service
Electricity supply
Midrand Town
1.0
1.0
1.0
Provider Company
Council
(Proprietary) Limited
Vodacom Group
Guarantee for the receipt of
SA Insurance                           _                     _

9.5
(Proprietary) Limited
independent intermediaries
Association for
of premiums on behalf of
benefit of
short-term insurers and
insurers
Lloyd's underwriters, and
relating to short-term
insurance business carried
on in RSA
4.3
4.3
14.2

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
39. UNDRAWN BORROWING FACILITIES AND GUARANTEES (continued)
39.2    Foreign denominated facilities and guarantees
Vodacom Tanzania Limited has project funding facilities of US$65.1 million, which were fully utilized at March 31, 2003. Vodacom Congo (RDC) s.p.r.l has bridging facilities of i101.6 million of which

EURO 25.3 million are unutilized at March 31, 2003. Vodacom Congo (RDC) s.p.r.l also has a revolving credit facility of US$49.5 million of which US$5.0 million was unutilized at March 31, 2003. Foreign currency term facilities are predominantly US Dollar based, at various maturities and are utilized for bridging and short-term working capital needs.
Guarantor
Details
Beneficiary
Currency
2001
2002
2003
Rm
Rm
Rm
Vodacom
Standby letters
Alcatel CIT

EURO 27.0 million
36.2
299.9
233.0
(Proprietary)
of credit*
(2002: EURO 30.0. million;
Limited
2001: EURO 5.1 million)
Vodacom Group
Guarantees issued
ABSA

EURO 49.8 million                           _                     _

429.7
(Proprietary)
for the obligations
(2002: EURO nil;
Limited
of Vodacom Congo
2001: EURO nil)                               _                    _
(RDC) s.p.r.l **
Vodacom Group
Guarantees issued
ABSA
US$ 32.0 million

255.0
(Proprietary)
for the obligations
(2002: US$nil;
Limited
of Vodacom Congo
2001: US$nil)
(RDC) s.p.r.l's
revolving credit
facility **
36.2
299.9
917.7
*Amounts drawn down on the standby letters of credit amounted to R66.8 million (2002: R98.4 million; 2001:
R13.7 million) and are included as liabilities in the balance sheet.
**Guarantees amounting to R349.2 million (2002: Rnil; 2001: Rnil) are included as liabilities in the balance sheet.
Companies within the Group have provided the following guarantees:
Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom
Group (Proprietary) Limited.
F148

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
40. SEGMENTAL INFORMATION
The Group is primarily an integrated mobile telecommunication and data communication business located in
South Africa but does have businesses in other African countries. The primary reporting format therefore comprises the business segments of the Group.
Unallocated
Networks
Service
Other Eliminations
Total
Provider
Rm
Rm
Rm
Rm
Rm
Rm
2001
BUSINESS SEGMENTS
Segment revenue   . . . . . .
106.3
10,728.2
3,538.6
332.7
(1,429.4)
13,276.4
External  . . . . . . . . . . .

10,608.9
2,361.6
305.9                        _

13,276.4
Inter-segment  . . . . . . . .
106.3
119.3
1,177.0
26.8
(1,429.4)                        _
Segment (loss)/profit from
operations  . . . . . . . . . .
(182.8)
2,755.4
13.1
(55.9)
23.6
2,553.4
Interest, dividends and other
financial income received   .  .
27.7
Finance costs  . . . . . . . .
(506.8)
Profit before taxation   . . .
2,074.3
Included in Segment (loss)/
profit from operations
Depreciation and amortization
(2.1)
(1,287.5)
(92.0)
(53.8)
(200.2)
(1,635.6)
Property, plant and equipment
(2.1)
(1,280.4)
(35.2)
(46.4)                      _

(1,364.1)
Intangible assets . . . . . . .

(7.1)
(56.8)
(7.4)
(200.2)
(271.5)
Bad debts written off   . . .                                          _                             _
(107.4)                         _                          _

(107.4)
Integration costs, disposals of
operations and impairments
(165.0)
(50.3)
(173.4)
(42.1)
217.6
(213.2)
Capital expenditure   . . . .
(5.3)
(3,096.4)
(80.4)
(33.5)
31.4
(3,184.2)
Property, plant and equipment
(5.3)
(3,096.4)
(80.4)
(33.5)
31.4
(3,184.2)
Intangible assets . . . . . . .                                              _                      _                         _                        _                           _                      _
Assets
Segment assets  . . . . . . .
3,292.8
9,831.3
1,557.7
262.1
(2,941.2)
12,002.7
Deferred taxation asset  . . .
339.1
12,341.8
Liabilities
Segment liabilities . . . . . .
(1,418.2)
(5,423.2)
(1,313.5)
(107.8)
1,316.8
(6,945.9)
Deferred taxation liability  .  .
(607.5)
Taxation liability  . . . . . .
(810.0)
Dividends payable . . . . . .
(483.8)
(8,847.2)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
40.    SEGMENTAL INFORMATION (continued)
Unallocated
Networks
Service
Other Eliminations
Total
Provider
Rm
Rm
Rm
Rm
Rm
Rm
2002
BUSINESS SEGMENTS
Segment revenue   . . . . . .                                          _
13,898.2
3,185.6
311.6
(1,244.7)
16,150.7
External  . . . . . . . . . . .                                                  _

13,892.7
2,008.8
249.2                      _

16,150.7
Inter-segment  . . . . . . . .                                               _

5.5
1,176.8
62.4
(1,244.7)                        _
Segment (loss)/profit from
operations  . . . . . . . . . .
(85.0)
3,446.2
343.6
(32.6)
(51.1)
3,621.1
Interest, dividends and other
financial income received   .  .
840.4
Finance costs  . . . . . . . .
(868.2)
Profit before taxation   . . .
3,593.3
Included in Segment (loss)/
profit from operations
Depreciation and amortization
(2.3)
(1,774.0)
(66.3)
(31.9)
(195.5)
(2,070.0)
Property, plant and equipment
(2.3)
(1,762.6)
(60.7)
(31.7)                       _

(1,857.3)
Intangible assets . . . . . . .                                                _

(11.4)
(5.6)
(0.2)
(195.5)
(212.7)
Bad debts written off   . . .

(111.2)

(111.2)
Integration costs, disposals
of operations and impairments
(109.9)
45.5
(3.5)
(20.0)
144.3
56.4
Capital expenditure   . . . .
(36.1)
(3,660.2)
(562.4)
(21.7)
1.4
(4,279.0)
Property, plant and equipment
(36.1)
(3,466.5)
(562.4)
(21.7)
1.4
(4,085.3)
Intangible assets . . . . . . .                                              _

(193.7)                        _                         _                         _

(193.7)
Assets
Segment assets  . . . . . . .
4,737.3
12,976.0
2,466.5
679.7
(5,998.6)
14,860.9
Deferred taxation assets  . . .
497.7
15,358.6
Liabilities
Segment liabilities . . . . . .
(2,427.0)
(6,389.1)
(2,103.7)
(139.8)
3,053.2
(8,006.4)
Deferred tax liabilities  . . .
(926.2)
Taxation liabilities . . . . . .
(351.6)
Dividends payable . . . . . .
(600.0)
(9,884.2)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
40.   SEGMENTAL INFORMATION (continued)
Unallocated
Networks
Service
Other     Eliminations
Total
Provider
Rm
Rm
Rm
Rm
Rm
Rm
2003
BUSINESS SEGMENTS
Segment revenue   . . . . . .                                          _
17,486.2
4,371.0
81.0
(2,159.5)
19,778.7
External  . . . . . . . . . . .                                                  _

17,181.6
2,556.6
40.5                       _

19,778.7
Inter-segment  . . . . . . . .                                               _

304.6
1,814.4
40.5
(2,159.5)
Segment profit/(loss) from
operations  . . . . . . . . . .
42.9
4,087.3
448.9
(62.5)
(186.7)
4,329.9
Interest, dividends and other
financial income received   .  .
742.4
Finance costs  . . . . . . . .
(1,546.3)
Profit before taxation   . . .
3,526.0
Included in Segment profit/
(loss) from operations
Depreciation and amortization
(2.8)
(2,075.1)
(107.9)
(1.2)
(186.7)
(2,373.7)
Property, plant and equipment
(2.8)
(2,056.8)
(102.4)
(1.0)                     _

(2,163.0)
Intangible assets . . . . . . .

(18.3)
(5.5)
(0.2)
(186.7)
(210.7)
Bad debts written off   . . .                                             _

(10.0)
(21.1)                        _                        _

(31.1)
Integration costs, disposals
of operations and impairments
Capital expenditure   . . . .
(4.5)
(3,325.7)
(66.0)
(3.1)                        _

(3,399.3)
Property, plant and equipment
(4.5)
(3,325.7)
(66.0)
(3.1)                       _

(3,399.3)
Intangible assets . . . . . . .
Assets
Segment assets  . . . . . . .
3,953.7
13,766.3
2,137.8
924.4
(4,671.3)
16,110.9
Deferred taxation assets  . . .
704.7
16,815.6
Liabilities
Segment liabilities . . . . . .
(1,718.5)
(6,730.6)
(2,412.5)
(148.7)
3,028.4
(7,981.9)
Deferred tax liabilities  . . .
(993.1)
Taxation liabilities . . . . . .
(315.2)
Dividends payable . . . . . .
(600.0)
(9,890.2)
"Unallocated" comprises the reporting relevant to Vodacom Group (Proprietary) Limited, the parent company in the
Group, which is primarily an investment holding company, but also offers combined administrative and shared-
function services to companies within the Group.
"Networks" comprise services provided by cellular networks within South Africa and other African countries.
Services offered by the companies include the standard voice telecommunication services of cellular networks as well as data communication services through the cellular network, including short message servicing (SMS) and wireless application protocol (WAP).

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
40.    SEGMENTAL INFORMATION (continued)
"Service providers" comprise services provided by cellular telecommunication, satellite telecommunication and
Internet service providers within South Africa. Cellular and satellite telecommunication service providers act as agents for the respective networks and on sells airtime to customers. Internet service providers provide their customer base access to the World Wide Web. The internet service provider was disposed of on November 30, 2001.
The disclosure of revenue from the service providers has been restated for the 2002 and 2001 financial years to disclose revenue earned as opposed to gross revenue billed as previously included.
"Other" comprises of other business lines of the Group, including the providing of promotion and event services as well as providing television rental and related rental services, neither of which fall within the Group's strategic focus nor do they constitute a separately reportable segment. The promotion and event service business, and the rental service business were disposed of on February 27, 2002 and March 31, 2002 respectively.
South
Other
Eliminations
Total
Africa
African
Countries
Rm
Rm
Rm
Rm
2001
GEOGRAPHICAL SEGMENTS
Segment revenue  . . . . . . . . . . . . . . .
13,208.0
184.4
(116.0)
13,276.4
External  . . . . . . . . . . . . . . . . . . . .
13,092.0
184.4

13,276.4
Inter-segment  . . . . . . . . . . . . . . . . .
116.0

(116.0)

Segment profit/(loss) from operations   . . .
2,583.3
(31.6)
1.7
2,553.4
Interest, dividends and other financial income
received  . . . . . . . . . . . . . . . . . . . .
27.7
Finance costs  . . . . . . . . . . . . . . . . .
(506.8)
Profit before taxation   . . . . . . . . . . . .
2,074.3
Included in Segment profit/(loss) from
operations
Depreciation and amortization   . . . . . . .
(1,596.6)
(34.7)
(4.3)
(1,635.6)
Property, plant and equipment  . . . . . . . .
(1,329.8)
(34.3)                              _

(1,364.1)
Intangible assets  . . . . . . . . . . . . . . .
(266.8)
(0.4)
(4.3)
(271.5)
Bad debts written off   . . . . . . . . . . . .
(107.4)                             _                                 _

(107.4)
Integration costs, disposals of operations
and impairments  . . . . . . . . . . . . . . .
(213.2)                            _                                  _

(213.2)
Capital expenditure   . . . . . . . . . . . . .
(2,861.6)
(354.0)
31.4
(3,184.2)
Assets
Segment assets  . . . . . . . . . . . . . . . .
11,515.3
470.2
17.2
12,002.7
Deferred taxation asset  . . . . . . . . . . . .
339.1
12,341.8
Liabilities
Segment liabilities  . . . . . . . . . . . . . .
(6,525.8)
(396.4)
(23.7)
(6,945.9)
Deferred taxation liability  . . . . . . . . . .
(607.5)
Taxation liability  . . . . . . . . . . . . . . .
(810.0)
Dividends payable  . . . . . . . . . . . . . .
(483.8)
(8,847.2)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
40.   SEGMENTAL INFORMATION (continued)
South
Other
Eliminations
Total
Africa
African
Countries
Rm
Rm
Rm
Rm
2002
GEOGRAPHICAL SEGMENTS
Segment revenue  . . . . . . . . . . . . . . .
15,415.4
740.4
(5.1)
16,150.7
External  . . . . . . . . . . . . . . . . . . . .
15,410.3
740.4                                _

16,150.7
Inter-segment  . . . . . . . . . . . . . . . . .
5.1                              _

(5.1)                           _
Segment profit/(loss) from operations  . . .
3,545.7
81.5
(6.1)
3,621.1
Interest, dividends and other financial income
received  . . . . . . . . . . . . . . . . . . . .
840.4
Finance costs  . . . . . . . . . . . . . . . . .
(868.2)
Profit before taxation   . . . . . . . . . . . .
3,593.3
Included in Segment profit/(loss) from
operations
Depreciation and amortization  . . . . . . .
(1,939.2)
(124.7)
(6.1)
(2,070.0)
Property, plant and equipment  . . . . . . . .
(1,737.2)
(120.1)                             _

(1,857.3)
Intangible assets  . . . . . . . . . . . . . . .
(202.0)
(4.6)
(6.1)
(212.7)
Bad debts written off   . . . . . . . . . . . .
(111.2)                             _                               _

(111.2)
Integration costs, disposals of operations
and impairments  . . . . . . . . . . . . . . .
56.4                             _                                 _

56.4
Capital expenditure   . . . . . . . . . . . . .
(3,292.0)
(988.4)
1.4
(4,279.0)
Assets
Segment assets  . . . . . . . . . . . . . . . .
13,179.1
1,787.5
(105.7)
14,860.9
Deferred tax assets  . . . . . . . . . . . . . .
497.7
15,358.6
Liabilities
Segment liabilities  . . . . . . . . . . . . . .
(7,152.6)
(945.1)
91.3
(8,006.4)
Deferred taxation liabilities . . . . . . . . . .
(926.2)
Taxation liabilities  . . . . . . . . . . . . . .
(351.6)
Dividends payable  . . . . . . . . . . . . . .
(600.0)
(9,884.2)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
40. SEGMENTAL INFORMATION (continued)
South
Other
Eliminations
Total
Africa
African
Countries
Rm
Rm
Rm
Rm
2003
GEOGRAPHICAL SEGMENTS
Segment revenue  . . . . . . . . . . . . . . .
18,636.3
1,236.2
(93.8)
19,778.7
External  . . . . . . . . . . . . . . . . . . . .
18,543.7
1,235.0

19,778.7
Inter-segment  . . . . . . . . . . . . . . . . .
92.6
1.2
(93.8)

Segment profit/(loss) from operations   . . .
4,340.3
(4.3)
(6.1)
4,329.9
Interest, dividends and other financial income
received  . . . . . . . . . . . . . . . . . . . .
742.4
Finance costs  . . . . . . . . . . . . . . . . .
(1,546.3)
Profit before taxation   . . . . . . . . . . . .
3,526.0
Included in Segment profit/(loss) from
operations
Depreciation and amortization   . . . . . . .
(2,131.2)
(236.4)
(6.1)
(2,373.7)
Property, plant and equipment  . . . . . . . .
(1,938.2)
(224.8)

(2,163.0)
Intangible assets  . . . . . . . . . . . . . . .
(193.0)
(11.6)
(6.1)
(210.7)
Bad debts written off   . . . . . . . . . . . .
(30.1)
(1.0)

(31.1)
Integration costs, disposals of operations
and impairments  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

Capital Expenditure   . . . . . . . . . . . . .
(2,487.9)
(911.4)

(3,399.3)
Assets
Segment assets  . . . . . . . . . . . . . . . .
14,971.0
2,281.4
(1,141.5)
16,110.9
Deferred tax assets  . . . . . . . . . . . . . .
704.7
16,815.6
Liabilities
Segment liabilities  . . . . . . . . . . . . . .
(6,676.5)
(1,654.6)
349.2
(7,981.9)
Deferred taxation liabilities . . . . . . . . . .
(993.1)
Taxation liabilities  . . . . . . . . . . . . . .
(315.2)
Dividends payable  . . . . . . . . . . . . . .
(600.0)
(9,890.2)
"South Africa", which is also the home country of the parent, comprises the segment information relating to the
South African based cellular network as well as all the segment information of the service providers and other business segments. "Other African countries" comprise of only cellular networks and are located in Tanzania,
Lesotho and the Democratic Republic of Congo, it also includes the international holding company situated in
Mauritius.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
40.    SEGMENTAL INFORMATION (continued)
ACCOUNTING POLICIES AND BASIS OF PREPARATION
Segment information is prepared in conformity with accounting policies adopted for preparing and presenting the consolidated financial statements.
Segment revenue excludes value-added taxation and includes inter-Group revenue. Net revenue represents segment revenue from which inter-Group revenue has been eliminated. Sales between segments are made on a commercial basis. Segment profit/(loss) from operations represents segment revenue less segment operating expenses. Segment expenses include direct and operating expenses. Integration costs, disposals of operations and impairments, depreciation and amortization have been allocated to the segments to which they relate.
The segment assets and liabilities comprise all assets and liabilities of the different segments including those relating to operating, investing and financing activities. Unallocated assets and liabilities comprise of deferred taxation and other unallocatable balances.
Capital expenditure in property, plant and equipment and intangible assets have been allocated to the segments to which they relate.
41. INTEREST IN SUBSIDIARIES
The information discloses interests in subsidiaries material to the financial position of the Group. The interest in the ordinary share capital is representative of the voting power.
Country of
Interest in Issued
Incorporation
Issued Share Capital
Ordinary Share Capital
2001
2002
2003
2001
2002
2003
%
%
%
Cellular network operators
Vodacom (Proprietary)
Limited (C)  . . . . . . . .
RSA
R100
R100
R100
100
100
100
Vodacom Lesotho
(Proprietary) Limited (C)   .
LES
M4,180
M4,180
M4,180
88.3
88.3
88.3
Vodacom Tanzania Limited
(C)  . . . . . . . . . . . . .
TZN
US$100
US$100
US$100
65
65
65
Service providers
VSP Holdings (Proprietary)
Limited (INV)  . . . . . . .
RSA
R1,020
R1,020
R1,020
100
100
100
Vodacom Service Provider
Company (Proprietary)
Limited (C)  . . . . . . . .
RSA
R20
R20
R20
100
100
100
RSA  Republic of South Africa; TZN  Tanzania; LES  Lesotho; MAU  Mauritius; C  Cellular; S  Satellite;
SE  Sport and entertainment contracts manager; TV  Television and related rental services; INV  Investment holding company;
*  Dormant as at March 31, 2003.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
41.    INTEREST IN SUBSIDIARIES (continued)
Country of
Interest in Issued
Incorporation
Issued Share Capital
Ordinary Share Capital
2001
2002
2003
2001
2002
2003
%
%
%
Service providers (continued)
Vodacom Satellite Services
(Proprietary) Limited
previously known as
Globalstar SA (Proprietary)
Limited (S) *  . . . . . . .
RSA
R100
R100
R100
100
100
100
Vodac (Proprietary) Limited
(C) *  . . . . . . . . . . . .
RSA
R1
R1
R1
100
100
100
GSM Cellular (Proprietary)
Limited (C) *  . . . . . . .
RSA
R1,200
R1,200
R1,200
100
100
100
Other
Teljoy Holdings Limited
(INV)  . . . . . . . . . . .
RSA
R158,999
R158,999
R158,999
100
100
100
Film Fun (Holdings)
(Proprietary) Limited (TV)
RSA
R100                   _                        _

100                     _                    _

Vodacom Sport &
Entertainment (Proprietary)
Limited (SE)  . . . . . . .
RSA
R100                   _                        _

51                   _                       _

Vodacom Equipment
Company (Proprietary)
Limited *  . . . . . . . . .
RSA
R100
R100
R100
100
100
100
Vodacare (Proprietary)
Limited (C) *  . . . . . . .
RSA
R100
R100
R100
100
100
100
Vodacom International
Holdings (Proprietary)
Limited (INV)  . . . . . . .
RSA              _

R100
R100                  _

100
100
Vodacom International
Limited (INV)  . . . . . . .
MAU              _

US$100
US$100                   _

100
100
Skyprops 157 (Proprietary)
Limited (INV)  . . . . . . .
RSA              _                          _

R100                 _

100
RSA  Republic of South Africa; TZN  Tanzania; LES  Lesotho; MAU  Mauritius; C  Cellular; S  Satellite;
SE  Sport and entertainment contracts manager; TV  Television and related rental services; INV  Investment holding company;
*  Dormant as at March 31, 2003.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
42.    INTEREST IN JOINT VENTURES
The Group's joint ventures during the 2002 financial year included Vodacom World Online (Proprietary) Limited and Vodacom Congo (RDC) s.p.r.l. Effective November 30, 2001, the Group disposed of the interest in Vodacom
World Online (Proprietary) Limited. Details of the disposal are presented in Note 30 to the consolidated financial statements. The Group acquired its interest in Vodacom Congo (RDC) s.p.r.l. on December 11, 2001, which is the only remaining joint venture at March 31, 2003.
2001
2002
Vodacom World
Vodacom World
Online
Online
(Proprietary)
(Proprietary)
Limited
Limited
Interest held  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
40%
40%
Rm
Rm
The Group's proportionate share of assets and liabilities:
Property, plant and equipment  . . . . . . . . . . . . . . . . . . . . .
9.9                                     _

Intangible assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
38.4                                     _

Current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.9                                    _

53.2                                     _

Long-term liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . .

Current liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(22.2)                                   _

Net assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
31.0                                  _

The Group's proportionate share of revenue and expenditure:
Revenue  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
43.0
36.1
Loss before taxation  . . . . . . . . . . . . . . . . . . . . . . . . . .
(45.0)
(19.9)
Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(45.0)
(19.9)
The Group's proportionate share of cash flows:
Net cash flows from/(utilized in) operating activities  . . . . . . . . .
(9.1)
1.4
Net cash flows from/(utilized in) investing activities  . . . . . . . . .
(5.8)

Net cash flows from/(utilized in) financing activities  . . . . . . . . .
4.0
4.8
Net cash flow  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(10.9)
6.2
The Group's proportionate share of contingent liabilities and capital commitments:
Contingent liabilities (Note 35)  . . . . . . . . . . . . . . . . . . . .

Capital commitments  . . . . . . . . . . . . . . . . . . . . . . . . . .
0.2                                    _

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
42.    INTEREST IN JOINT VENTURES (continued)
2002
2003
Vodacom                           Vodacom
Congo (RDC)
Congo (RDC)
s.p.r.l.
s.p.r.l.
Interest held  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
51%
51%
Rm
Rm
The Group's proportionate share of assets and liabilities:
Property, plant and equipment  . . . . . . . . . . . . . . . . . . . . .
87.0
433.6
Intangible assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
216.5
160.1
Current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
154.9
90.7
458.4
684.4
Long-term liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . .                                                                                              _

(284.1)
Current liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(30.9)
(258.6)
Net assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
427.5
141.7
The Group's proportionate share of revenue and expenditure:
Revenue  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
5.7
258.8
Loss before taxation  . . . . . . . . . . . . . . . . . . . . . . . . . .
(20.1)
(193.3)
Taxation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(20.1)
(193.3)
The Group's proportionate share of cash flows:
Net cash flows from/(utilized in) operating activities  . . . . . . . . .
(72.3)
(172.9)
Net cash flows from/(utilized in) investing activities  . . . . . . . . .
(275.8)
(445.9)
Net cash flows from/(utilized in) financing activities  . . . . . . . . .
388.0
552.4
Net cash flow  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
39.9
(66.4)
The Group's proportionate share of contingent liabilities and capital commitments:
Contingent liabilities (Note 35)  . . . . . . . . . . . . . . . . . . . .                                                                                         _                                         _

Capital commitments  . . . . . . . . . . . . . . . . . . . . . . . . . .
319.7
188.3
In terms of a shareholders agreement, the Group's joint venture partner in Vodacom Congo (RDC) s.p.r.l, Congolese Wireless Network s.p.r.l ("CWN") has a put option which comes into effect 3 years after the commencement date, December 1, 2001, and for a maximum of 5 years thereafter. In terms of the option, CWN shall be entitled to put to Vodacom International Limited such numbers of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l. The option price will be the fair market value of the related shares at the date the put is exercised.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43.    US GAAP INFORMATION
The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differs in certain respects from Generally Accepted Accounting Principles in the United States ("US GAAP"). The effect of applying US GAAP principles to net profit and shareholders' equity is set out below along with an explanation of applicable differences between IFRS and US GAAP:
Notes
2001
2002
2003
Rm
Rm
Rm
Net profit as reported in accordance with IFRS   . .
1,317.8
2,373.0
2,214.6
Items increasing/(decreasing) net profit:
Deferred bonus incentive scheme  . . . . . . . . . . .
(a)
7.0
20.9
(30.7)
Goodwill  non-amortization  . . . . . . . . . . . . .
(b)

1.9
98.9
Goodwill  translation differences on amortization   .  .
(c)
(0.3)
(4.0)
(2.5)
Derivative financial instruments  reclassification of
transition adjustments  . . . . . . . . . . . . . . . . .
(e)

52.0
7.8
Income tax  rate differences  . . . . . . . . . . . . .
(f)
(118.3)
(227.4)
(205.7)
Income tax effect of US GAAP adjustments   .  .  .  .  .
(g)
(2.6)
(27.5)
16.1
Joint venture  . . . . . . . . . . . . . . . . . . . . . .
(i)
45.0
(80.0)

Net profit in accordance with US GAAP before
cumulative effect of change in accounting policy   .  .  .
1,248.6
2,108.9
2,098.5
Change in accounting policy upon adoption of
SFAS 133 derivative financial instruments  transition
adjustments  . . . . . . . . . . . . . . . . . . . . . . .
(e)

17.2

Income tax effect on above . . . . . . . . . . . . . . .
(g)

(6.5)

Net profit in accordance with US GAAP after
cumulative effect of change in accounting policy   .  .  .
1,248.6
2,119.6
2,098.5
Shareholders' equity as reported in accordance
with IFRS   . . . . . . . . . . . . . . . . . . . . . . .
3,506.0
5,463.8
6,837.4
Items increasing/(decreasing) shareholders' equity:
Deferred bonus incentive scheme  . . . . . . . . . . .
(a)
37.0
57.9
27.2
Goodwill  non-amortization  . . . . . . . . . . . . .
(b)

1.9
100.8
Goodwill  translation differences on accumulated
amortization  . . . . . . . . . . . . . . . . . . . . . .
(c)
(0.3)
(4.3)
(6.8)
Goodwill  accumulated translation differences  . . . .
(c)
4.6
31.7
(8.8)
Income tax  rate differences  . . . . . . . . . . . . .
(f)
(418.4)
(655.2)
(860.9)
Income tax effect of US GAAP adjustments   .  .  .  .  .
(g)
(13.9)
(21.8)
(2.7)
Joint venture  . . . . . . . . . . . . . . . . . . . . . .
(i)
80.0

Shareholders' equity in accordance with US GAAP  .  .
3,195.0
4,874.0
6,086.2
Movements in Shareholders' equity in accordance
with US GAAP
Balance at beginning of period . . . . . . . . . . . . .
2,424.7
3,195.0
4,874.0
Net profit for the year  . . . . . . . . . . . . . . . . .
1,248.6
2,119.6
2,098.5
Dividends declared  . . . . . . . . . . . . . . . . . . .
(480.0)
(600.0)
(600.0)
Foreign currency translation reserve adjustment  .  .  .  .
1.7
127.0
(281.5)
Cumulative effect adjustment of adoption of SFAS 133,
net of taxation  . . . . . . . . . . . . . . . . . . . . .

64.8

Gain on derivatives  reclassified to earnings, net of
taxation  . . . . . . . . . . . . . . . . . . . . . . . . .

(32.4)
(4.8)
Balance at end of period  . . . . . . . . . . . . . . . .
3,195.0
4,874.0
6,086.2

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43. US GAAP INFORMATION (continued)
Summary of differences between IFRS and accounting principles generally accepted in the US.
A summary of the principal differences and additional disclosures applicable to the Group are set forth below:
(a)
Deferred bonus incentive scheme
Under IFRS, the total value of deferred bonus entitlements as calculated at the end of each financial period is based on the net present value of expected future cash payments as determined under the bonus formula over the vesting period.
Under US GAAP, in accordance with FIN 28: "Accounting for Stock Appreciation Rights and Other Variable
Stock Option Awards Plans an Interpretation of APB Opinions no. 15 and 25", compensation cost is recognized over the service period or the vesting period if the service period is not defined, based upon the undiscounted value of the entitlements.
(b)
Goodwill  non-amortization
Under IFRS, goodwill and intangible assets arising in business combinations are amortized over their estimated useful lives.
Under US GAAP, accounting for goodwill and intangible assets was substantially the same as IFRS until the adoption of SFAS No. 141: Business Combinations ("SFAS 141") and SFAS No. 142: Goodwill and
Other Intangible Assets ("SFAS 142"). SFAS 141 is effective for all business acquisitions consummated after
June 30, 2001. SFAS 141 requires all business combinations consummated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill, acquired in a business combination.
SFAS 142 addresses the initial and ongoing financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires that goodwill be separately disclosed from other intangible assets in the balance sheet, and no longer be amortized but tested for impairment at least annually (or more frequently if impairment indicators arise). SFAS 142 is effective for financial statements for periods beginning on or after
December 15, 2001. Additionally, the amortization provisions of SFAS 142 are applicable to goodwill arising in all business acquisitions consummated after June 30, 2001 regardless of the adoption date of SFAS 142.
Accordingly, goodwill arising from the investment in Vodacom Congo (RDC) s.p.r.l is not subject to amortization.
The Group adopted SFAS 142 generally with effect from April 1, 2002. From that date all goodwill is no longer amortized.
The Group has carried out the initial impairment testing of goodwill required by SFAS 142 as at April 1, 2002 and determined that no impairment needs to be recognized upon the adoption of SFAS 142.
(c)
Goodwill  translation of goodwill arising on the acquisition of a foreign entity
Under IFRS, goodwill arising on the acquisition of a foreign entity is treated as an asset of the Group and translated at the foreign exchange rate ruling at the transaction date  based on the historical rate.
Under US GAAP, goodwill arising on the acquisition of Vodacom Congo (RDC) s.p.r.l and Vodacom Tanzania
Limited is translated at the actual exchange rate at the end of the period. The resulting foreign exchange transaction gain or loss increases or decreases the net investment in Vodacom Congo (RDC) s.p.r.l. and
Vodacom Tanzania Limited. The adjustments shown in the income statements are due to the amortization of such gain or loss recorded in goodwill under US GAAP.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43. US GAAP INFORMATION (continued)
2001
2002
2003
Rm
Rm
Rm
(c)
Goodwill  translation of goodwill arising on the
acquisition of a foreign entity (continued)
A reconciliation of goodwill reported under IFRS at the
balance sheet date to the approximate amounts determined
under US GAAP is as follows:
Included in total goodwill reported under IFRS  . . . . . .
359.1
342.9
246.5
Goodwill not amortized under US GAAP  . . . . . . . . .                                                     _

1.9
100.8
Additional goodwill  income tax rate change (Note 43 f)  .
28.5
20.1
20.1
Translation difference on amortization  . . . . . . . . . . .
(0.3)
(4.3)
(6.8)
Translation difference on goodwill balance  . . . . . . . .
4.6
31.7
(8.8)
Goodwill in joint ventures (Note 43 i)  . . . . . . . . . . .                                                         _

(110.8)
(78.8)
As adjusted under US GAAP  . . . . . . . . . . . . . . . .
391.9
281.5
273.0
(d)
Income taxes  additional temporary differences
Under IFRS, no deferred tax liability was recognized in respect of intangible assets acquired other than in a business combination where there was a difference at the date of acquisition between the assigned values and the tax bases of the assets.
Under US GAAP, a deferred tax liability (and corresponding increase in assets acquired) is recognized for all temporary differences between the assigned values and the tax bases of intangible assets acquired.
The recording of such deferred tax liability has no net impact on net income or shareholder's equity as determined under US GAAP as the decrease in income tax expense is offset by a corresponding increase in amortization (Note 43 g).
(e)
Derivative financial instruments
The Group adopted IAS 39 and SFAS 133: Accounting for Derivative Instruments and Hedging Activities
("SFAS 133") on April 1, 2001.
Under IFRS, upon adoption of IAS 39, the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of IAS 39 had been designated as either fair value or cash flow hedges but do not qualify as hedges under IAS 39, is recognized as an adjustment of the opening balance of retained earnings at the beginning of the financial year IAS 39 is initially applied. Changes in fair value of derivatives acquired after April 1, 2001 are recorded in the income statement.
Under US GAAP, upon adoption of SFAS 133, the difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been cash flow type hedges but do not qualify as hedges under SFAS 133, is recognized as a cumulative effect adjustment of other comprehensive income in the year SFAS 133 is initially applied. This amount is subsequently released into earnings in the same period or periods during which the hedged transaction affects earnings. During the year ended
March 31, 2003 R7.8 million (2002: R52.0 million) was released into earnings. The difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been fair value type hedges, is recognized as a cumulative effect adjustment in earnings. Changes in fair value of derivatives acquired after April 1, 2001 are recorded in the income statement.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43. US GAAP INFORMATION (continued)
(f)
Income tax  rate differences
The tax rate in South Africa varies depending on whether income is distributed. The income tax rate is 30%
but upon distribution an additional tax (Secondary Tax on Companies or "STC") of 12.5% is due based on the amount of the dividends net of the STC credit for dividends received during a dividend cycle.
In conformity with IFRS, the Group reflects the STC as a component of the income tax charge for the period in which dividends are declared. IFRS also requires that deferred tax be provided for at the undistributed rate of 30%.
For the purpose of US GAAP, the Group believes that under SFAS No. 109: "Accounting for Income Taxes"
("SFAS 109") temporary differences should be tax effected using the tax rate that will apply when income is distributed, i.e. an effective rate of 37.78% including STC.
The Group has therefore computed the estimated STC that would become payable upon distribution of relevant undistributed earnings and accrued that amount as an additional liability for US GAAP purposes.
The use of the higher rate not only affects the measurement of deferred tax assets and liabilities, and hence the tax charge for any period, but because temporary differences in a business combination need to be tax effected at the higher rate there is a consequent effect on the amount of goodwill recognized in a business combination under US GAAP.
(g)
Deferred taxation
The tax effects of the US GAAP adjustments have been calculated based on the enacted tax rate of 37.78%
(2002 37.78%; 2001: 37.78%).
A reconciliation of the deferred tax balances under IFRS to the approximate amounts determined under
US GAAP, where materially different, is as follows:
2001
2002
2003
Rm
Rm
Rm
Net deferred tax liabilities:
As reported under IFRS  . . . . . . . . . . . . . . . . . . .
268.4
428.5
288.4
Additional temporary differences (Note 43 d)  . . . . . . .
35.3
62.2
53.7
Income tax  rate difference (Note 43 f)  . . . . . . . . . .
446.9
675.3
873.5
Tax effect of US GAAP adjustments  . . . . . . . . . . . .
13.9
21.8
2.7
As adjusted under US GAAP  . . . . . . . . . . . . . . . .
764.5
1,187.8
1,218.3
Under IFRS, deferred tax assets on deductible temporary differences are only recognized to the extent that it is probable that the future taxable profit will allow the deferred tax asset to be recovered.
Under US GAAP, deferred tax assets are recognized on all temporary differences. A valuation allowance is recognized if it is more likely than not that the asset will not be recovered. For US GAAP purposes, an additional deferred tax asset and a corresponding valuation adjustment allowance of Rnil
(2002: R31.0 million; 2001: R31.0 million) have no effect on the net shareholder's equity for the current year.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43. US GAAP INFORMATION (continued)
(h)
Capitalized interest
Under IFRS, interest cost incurred during the construction period is expensed as incurred.
Under US GAAP, interest cost incurred during the construction period (i.e. period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) is capitalized.
The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest was nil for the years ended March 31, 2003, 2002 and 2001 as the effect of capitalizing interest, as compared with the effect of expensing interest, was not material.
(i)
Joint ventures
Under IFRS, investments qualifying as joint ventures are accounted for under the proportionate consolidation method of accounting. Under the proportionate consolidation method, the venturer records its share of each of the assets, liabilities, income and expenses of the jointly controlled entity on a line-by-line basis with similar items in the venturer's financial statements. The venturer continues to record its share of losses in excess of its net investment of the joint venture.
Under US GAAP, joint ventures are accounted for under the equity method of accounting. Under the equity method, an investment in a joint venture is shown in the balance sheet of an investor as a single amount.
Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount. Typically an investor discontinues applying the equity method when its net investment (including net advances) is reduced to zero, unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support from the investee.
Under IFRS, Vodacom World Online (Proprietary) Limited was proportionately consolidated in 2001 and
2002. In 2001 the Group proportionately consolidated losses to the value of R45.0 million that was in excess of the Group's net investment in Vodacom World Online (Proprietary) Limited. Under US GAAP, these losses are not considered in calculating net income as the value of the investment was reduced to zero and the Group does not have further financial obligations to this joint venture. Upon disposal of the investment in Vodacom
World Online (Proprietary) Limited in 2002, the gain on the sale was less based on a different basis in the net investment.
In 2002 and 2003, the Group also proportionately consolidated Vodacom Congo (RDC) s.p.r.l.
The summarized financial statement information for Vodacom World Online (Proprietary) Limited and
Vodacom Congo (RDC) s.p.r.l. relating to the Group's pro rata interest is set out in Note 42. Currently under
US GAAP, the Group's share of losses of Vodacom Congo (RDC) s.p.r.l does not exceed the carrying amount of the investment in the joint venture.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43.    US GAAP INFORMATION (continued)
2001
2002
2003
Rm
Rm
Rm
(i)
Joint ventures (continued)
Investment in Vodacom Congo (RDC) s.p.r.l under US GAAP
is as follows:
Initial investment in Vodacom Congo (RDC) s.p.r.l
reported under IFRS  . . . . . . . . . . . . . . . . . . . .                                                                 _

388.1
388.1
Group's share in accumulated losses of the joint venture   .                                       _

(20.1)
(213.3)
Foreign currency translation reserve under IFRS . . . . . .                                             _

43.8
(12.8)
US GAAP adjustments:
Goodwill not amortized  . . . . . . . . . . . . . . . . . .                                                             _

1.9
7.2
Translation difference on goodwill  . . . . . . . . . . . .                                                     _

14.4
(17.7)
Translation difference on amortization  . . . . . . . . . .                                                  _

(0.1)

Investment in associate under US GAAP . . . . . . . . . .                                                  _

428.0
151.5
(j)
Comprehensive income
Comprehensive income under US GAAP and accumulated
other comprehensive income balances under US GAAP are
summarized as follows:
Net income under US GAAP  . . . . . . . . . . . . . . . .
1,248.6
2,119.6
2,098.5
Other comprehensive income:
Foreign currency translation adjustment  . . . . . . . . . .
1.7
127.0
(281.5)
Cumulative effect adjustment of adoption of SFAS 133   .  .                                    _

64.8

Gain on derivatives  reclassified to earnings  . . . . . . .                                                _

(32.4)
(4.8)
Other comprehensive income  . . . . . . . . . . . . . . . .
1.7
159.4
(286.3)
Comprehensive income  . . . . . . . . . . . . . . . . . . .
1,250.3
2,279.0
1,812.2
Accumulated other comprehensive income balances:
Cumulative foreign currency translation adjustments   .  .  .
2.3
129.3
(152.2)
Cumulative effect adjustment of adoption of SFAS 133   .  .                                       _

32.4
27.6

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43. US GAAP INFORMATION (continued)
(k)
Impairment of assets
Under IFRS, the Group is required to annually assess at the balance sheet date or earlier should a triggering event occur, whether there are any indications that an asset may be impaired. Should there be such an indicator, the asset must be tested for impairment. An impairment loss must be recognized in the income statement, should an assets carrying amount exceed its recoverable amount. The impairment loss is the difference between the assets carrying amount and its recoverable value. The recoverable amount is the higher of the assets net selling price or its value in use. Value in use is the future cash flows to be derived from the particular asset, discounted to present value using a pre-tax market determined rate that reflects the current assessment of the time value of money and the risks specific to the asset. The reversal of an impairment loss in subsequent periods is permitted when there has been a change in economic conditions or the expected use of the asset.
Under US GAAP, the Group is required to test for impairment whenever there is an indication of impairment.
For assets to be held and used, impairment is first measured by reference to undiscounted cash flows. If there is no impairment by reference to undiscounted cash flows, no further action is required but the useful life of the asset must be reconsidered. If impairment exists the Group must measure impairment by comparing the assets fair value to its carrying value. Fair value is either market value (if an active market for the asset exists)
or the sum of discounted future cash flows. The discount rate reflects the risk that is specific to that asset.
For assets to be disposed of, the loss recognized is the excess of the assets carrying amount over its fair value less costs to sell. The reversal of previously recognized impairment losses is prohibited.
During 2001 the Group recognized an impairment loss in accordance with IFRS and US GAAP amounting to
R102.5 million, which consists of an impairment of property, plant and equipment amounting to R97.7 million and a shareholder loan of R4.8 million. No part of that impairment loss was subsequently reversed.
During the same period the Group recognized a loss of R45.5 million in respect of an onerous contract
(Note 3) in accordance with paragraph 8 of SFAS 5: Accounting for Contingencies ("SFAS 5").
Subsequent to the issuance of the 2001 financial statements, it became clear that the other party to the contract was prepared to waive its right to supply satellite phones and instead was prepared to enter into a revised contract to supply mobile phones. Accordingly, management determined that, based on the change in circumstances arising from the willingness of the other party to revise the contract, the Group would no longer incur a loss under the contract and therefore reversed the loss previously provided for. The reversal of the provision, based on a change in circumstances, is not the recovery of impaired assets but rather it represents the reversal in a subsequent period of a provision for an estimated loss.
The Group currently has no material GAAP difference for impairment of assets.
(l)
Revenue recognition
Under IFRS the Group recognizes activation fee revenue and costs up to the amount of the related activation revenue immediately upon activation of a new customer. Any excess costs incurred are recognized up front upon activation of a new customer.
Under US GAAP, activation fee revenues and costs up to the amount of activation revenue would be deferred and recognized over the customer relationship.
The Group has not presented the deferral of activation fees in the above US GAAP reconciliation, as the amounts are immaterial.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43. US GAAP INFORMATION (continued)
(m) Recent accounting pronouncements
New accounting pronouncements adopted at March 31, 2003
In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the
Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived
Assets to be disposed of" ("SFAS 121"). However, this Statement retains the fundamental provisions of SFAS
121 for recognition and measurement of the (a) impairment of long-lived assets to be held and used and (b) long-
lived assets to be disposed of by sale. The Group adopted SFAS 144 effective April 1, 2002 (Note 43 k), and it had no material impact on the Group's results of operations and financial position.
In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated
with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3,
"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity
(including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan.
SFAS 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for all exit or disposal activities initiated after
December 31, 2002. The Group adopted SFAS 146 on January 1, 2003. The adoption of SFAS 146 had no impact on the Group's results of operations and financial position.
In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure
Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of
FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of
Indebtedness to Others", ("Interpretation 34"), which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after
December 15, 2002. The Group adopted the disclosure requirements in the year ended March 31, 2003.
The interpretive guidance incorporated without change from Interpretation 34 continues to be required for financial statements for fiscal years ending after June 15, 1981  the effective date of Interpretation 34.
The Group adopted the initial recognition and initial measurement provisions of FIN 45 and it had no material impact on the Group's results of operations and financial positions.
In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation,
Transition and Disclosure" ("FAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43. US GAAP INFORMATION (continued)
(m) Recent accounting pronouncements (continued)
New accounting pronouncements adopted at March 31, 2003 (continued)
requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements of SFAS 148 are effective for interim periods beginning after December 15, 2002. As the Group has no stock-based compensation plans subject to the provisions of SFAS 123, SFAS 148 is not applicable to the Group in the year ended March 31, 2003. The Group continues to apply the provisions in APB Opinion
No. 25, Accounting for Stock Issued to Employees as interpreted by FIN 28 with respect to its deferred bonus scheme.
New accounting pronouncements not adopted at March 31, 2003
In August 2001, the FASB issued Statement of Financial Accounting Standards No.143, "Accounting for
Obligations, Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability at fair value for an asset retirement obligation and an addition to the associated asset retirement cost. The accretion of interest expense each period is subsequently recorded as an expense and added to the liability. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Group adopted SFAS 143 on April 1, 2003 and is currently evaluating the impact it will have on its results of operations and financial position. However, the Group does not believe that the adoption of SFAS 143 will have a material impact on its results of operations and financial position.
In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44
and 64, Amendment of SFAS 13, and Technical Corrections as of "April 2002" ("SFAS 145"). SFAS 145
rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS 44, "Accounting for
Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-
Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting
Principles Boards Opinion 30, "Reporting the Results of Operations  Reporting the Effects of Disposal of a
Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."
In addition, SFAS 145 amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.
SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Group adopted all provisions of SFAS 145 in the year ended March 31, 2003, except for the provisions related to the rescission of Statement
4, which was adopted on April 1, 2003 as permitted by the standard. The Group is currently evaluating the impact that the adoption of the latter will have on its results of operations and financial position. However, the
Group does not believe that the adoption of SFAS 145 will have a material impact on its results of operations and financial position. The adoption of all other provisions had no material impact on the Group's results of operations and financial position.
In November 2002, the Emerging Issues Task Force reached a final consensus related to Revenue Arrangement with Multiple Deliverables (EITF 00-21). The consensus requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if (a) a delivered item has value to the customer on stand alone basis, (b) there is objective and reliable evidence of the fair value of the undelivered item and (c) if the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43. US GAAP INFORMATION (continued)
(m) Recent accounting pronouncements (continued)
New accounting pronouncements not adopted at March 31, 2003 (continued)
recognition criteria would be applied to each separate unit of accounting. The Group has not yet determined what effect, if any, EITF 00-21 would have on revenue and net income determined in accordance with
US GAAP. The Task Force agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Group is still evaluating the impact of this EITF on its financial statements. This EITF will be effective for the Group for revenue arrangements entered into after April 1, 2004.
In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities
and Interpretation of ARB No. 51", (FIN 46"). This interpretation of Accounting Research Bulletin No. 51,
"Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics:
1.
The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity.
2.
The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
(a)    The direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights.
(b)    The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.
(c)    The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.
This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period.
This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-
effect adjustment as of the beginning of the first year restated. The Group is still evaluating the impact of this interpretation on its financial statements. However, the Group does not believe that the adoption of FIN 46 will have a material impact on its results of operations and financial position.
In April 2003 the Financial Accounting Standards Board issued Statement No. 149, "Amendment of
SFAS No. 133 on Derivative Instruments and Hedging Activities"("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2)
clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements.
SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003
43. US GAAP INFORMATION (continued)
(m) Recent accounting pronouncements (continued)
New accounting pronouncements not adopted at March 31, 2003 (continued)
The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.
The Group does not expect that the adoption of this Statement will have a material impact on its results of operations and financial position.
In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain
Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.
SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:
 --  Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.
 --  Financial instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets.
 --  Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's equity shares.
SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.
In addition to its requirements for the classification and measurement of financial instruments within its scope,
SFAS 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.
SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Group is currently evaluating the impact of SFAS 150 on its results of operations and financial position.