Form 20-F
TELKOM SA LTD
filed 2006-08-04
CIK 1214299

As filed with the Securities and Exchange Commission on August 4, 2006
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
Or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
Or
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
to
.
Or
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring the shell company report
Commission file number: 001-31609
TELKOM SA LIMITED
(Exact name of Registrant as specified in its charter)
THE REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(27)(12)311-3566
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class
Name of each exchange on which registered
_________________________________________________ ________________________________________
American Depositary Shares, each representing four (4) New York Stock Exchange, Inc.
Ordinary Shares, par value R10 per share
Ordinary Shares, par value R10 per share
New York Stock Exchange, Inc.*
*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary Shares, par value R10 per share  521,408,318
Class A Ordinary Share, par value R10 per share  1
Class B Ordinary Share, par value R10 per share  1
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[x] Yes
[ ] No
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] Yes
[x] No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[x] Yes
[ ] No
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [x]
Accelerated filer [ ]
Non-accelerated filer [ ]
Indicate by check mark which financial statement item the Registrant has elected to follow.
[ ] Item 17
[x] Item 18
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes
[x] No
X

EXPLANATORY NOTE
The consolidated financial statements of the Telkom Group and Vodacom as of and for the years ended March 31, 2005 and 2004, including the applicable notes thereto, contained in Item 18.
“Financial Statements” of this Annual Report on Form 20-F and the consolidated financial information of the Telkom Group and Vodacom as of and for the years ended March 31, 2005 and 2004 contained herein have been restated from those financial statements previously presented to reflect a change in accounting policy and certain restatements. The consolidated financial statements and related financial information of the Telkom Group and Vodacom as of and for each of the years ended
March 31, 2003 and 2002 cannot be provided on a restated basis without unreasonable effort or expense. The Telkom Group has not amended, and does not intend to amend, its previously filed
Annual Reports on Form 20-F for the years affected by the change in accounting policy and restatements that ended prior to the year ended March 31, 2006. For this reason, those prior Annual
Reports and the consolidated financial statements and applicable notes thereto, auditors’ reports and related financial information contained in such reports should no longer be relied upon. For a description of the change in accounting policy and restatements, see Item 5. “Operating and Financial
Review and Prospects,” note 2 of the notes to the audited consolidated financial statements of the
Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included herein.
Unless the context requires otherwise, references to “we,” “us,” “our” and the “Telkom Group” in this annual report refer to Telkom SA Limited and its subsidiaries and its 50% interest in Vodacom, and references to “Telkom” in this annual report refer only to Telkom SA Limited. References to
“Vodacom” in this annual report refer to Telkom’s 50% owned joint venture, Vodacom Group (Pty)
Limited, and its subsidiaries. We do not control Vodacom, the management of which requires consensus agreement among its shareholders who are party to Vodacom’s joint venture agreement.
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
Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information–Risk Factors,” including, but not limited to, increased competition in the South African telecommunications market; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks to related mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of
South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services;
our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and
Provisions of Communication-Related Information Act; Telkom’s ability to comply with the South
African Public Finance Management Act and South African Public Audit Act and the impact of the
Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and
other matters not yet known to us or not currently considered material by us.
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
Item 3. Key Information 4
Item 4. Information on the Company 39
Item 5. Operating and Financial Review and Prospects 120
Item 6. Directors, Senior Management and Employees 169
Item 7. Major Shareholders and Related Party Transactions 194
Item 8. Financial Information 202
Item 9. The Offer and Listing 205
Item 10. Additional Information 207
Item 11. Quantitative and Qualitative Disclosures About Market Risk 237
Item 12. Description of Securities Other than Equity Securities 243
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies 244
Item 14.
Material Modifications to the Rights of Security Holders and
Use of Proceeds
244
Item 15. Controls and Procedures 244
Item 16A. Audit Committee Financial Expert 247
Item 16B. Code of Ethics 247
Item 16C. Principal Accountant Fees and Services 247
Item 16D. Exemptions From the Listing Standards for Audit Committees 248
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers 248
PART III
Item 17. Financial Statements 250
Item 18. Financial Statements 250
Item 19. Exhibits 251

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
• the early adoption of revised IAS19, which is applicable for the financial year beginning on or after January 1, 2006;
• the adoption of revised and new IAS16, IAS17, IAS24, IAS40, IFRS4 and IFRIC1, which are applicable for financial years beginning on or after January 1, 2005;
• a voluntary change in accounting policy to recognize fixed-line installation and activation revenues and related costs systematically over the expected duration of customer relationships in line with other global communications companies, as opposed to the recognition of such revenues and related costs when the installation and activation of customers occurs, the method previously used in the Telkom Group’s consolidated financial statements for the 2005 and 2004 financial years (both methods are permitted under IAS18); and
• restatements for changes to the previous accounting methods for certain lease payments and receipts under operating leases, and accounting disclosures for investment properties, information technology software items and financial assets and liabilities previously reported in the Telkom Group’s consolidated financial statements for the 2005 and 2004 financial years.
For a more detailed description of these items, please refer to Item 5. “Operating and Financial
Review and Prospects” and note 2 of the notes to the audited consolidated financial statements of the
Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.
The selected financial information presented below as of and for the years ended March 31, 2005 and 2004 has been restated to reflect such change in accounting policy and restatements.
The consolidated financial statements and related financial information of the Telkom Group and
Vodacom as of and for each of the years ended March 31, 2003 and 2002 cannot be provided on a restated basis without unreasonable effort or expense. The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the change in accounting policy and restatements that ended prior to the year ended March 31, 2006.
For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors’ reports and related financial information contained in such reports should no longer be relied upon.
The following selected historical consolidated financial data of the Telkom Group as of and for each of the three years ended March 31, 2006 was extracted from the Telkom Group’s consolidated financial statements included in this annual report, which have been audited by Ernst & Young,
Registered Accountants and Auditors, Chartered Accountants (SA).
The consolidated financial statements of the Telkom Group have been prepared in accordance with International Financial Reporting Standards, or IFRS, which differs in certain respects from
US Generally Accepted Accounting Principles, or US GAAP. For a description of the principal differences between IFRS and US GAAP relevant to the consolidated financial statements of the
Telkom Group and a reconciliation to US GAAP of net income and shareholders’ equity, see note 44 of the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years ended March 31, 2006 included in this annual report.
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

Rand amounts as of and for the year ended March 31, 2006 have been translated into Dollars solely for your convenience at R6.15 per $1.00, the Rand noon buying rate discussed in Item 3.
“Key Information–Exchange Rates” on March 31, 2006, the date of the Telkom Group’s most recent consolidated balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.
You should read the following information together with Item 3. “Key Information–Risk Factors,”
Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.

THE TELKOM GROUP
Year ended March 31,
2004
2005
2006
2006
ZAR
ZAR
ZAR
USD
RESTATED RESTATED
(in millions, except per share amounts)
Income Statement Data
Amounts in accordance with IFRS
Operating revenue
40,582
43,160
47,625
7,744
Other income
(1)
255
280
480
78
Operating expenses
(31,499) (32,179) (33,428)
(5,435)
Employee expenses
(2)
(7,408) (8,111) (7,489) (1,218)
Payments to other operators (5,985) (6,132) (6,826) (1,110)
Selling, general and administrative
(3)
(7,665) (8,824) (10,273) (1,670)
Services rendered (2,269) (2,021) (2,114) (344)
Operating leases (924) (803) (850) (138)
Depreciation, amortization, impairments and write-offs
(4)
(7,248) (6,288) (5,876) (955)
Operating profit
9,338
11,261
14,677
2,387
Investment income 322 350 397 64
Finance charges (3,264) (1,695) (1,233) (200)
Profit before tax
6,396
9,916
13,841
2,251
Taxation (1,738) (3,082) (4,520) (735)
Profit for the year
4,658
6,834
9,321
1,516
Attributable to:
Equity holders of Telkom 4,589 6,751 9,182 1,493
Minority Interest 69 83 139 23
Weighted average number of ordinary shares outstanding
Basic 557 541 526 526
Diluted 557 543 529 529
Earnings per share (cents)
Basic 823.9  1,246.7    1,744.7 283.7
Diluted 823.9  1,244.3    1,735.2 282.1
Dividends per share (cents)
90.0
110.0
900.0
146.3
Amounts in accordance with US GAAP
Operating revenue 30,541 30,887 32,035 5,209
Operating income 6,853 8,123 10,278 1,671
Net income 4,215 6,191 8,867 1,442
Earnings per share (cents)
Basic 756.7  1,143.3    1,684.9 273.9
Diluted 756.7  1,141.1    1,675.7 272.5

As of March 31,
2004
2005
2006
2006
ZAR
ZAR
ZAR
USD
RESTATED RESTATED
(in millions)
Balance Sheet Data
Amounts in accordance with IFRS
Total assets
53,174
57,597
57,544
9,357
Current assets 11,423 15,045 12,731 2,070
Cash and cash equivalents 3,218 3,210 4,948 805
Other current assets 8,205 11,835 7,783 1,265
Non-current assets 41,751 42,552 44,813 7,287
Total liabilities
(5)
31,346
31,236
28,078
4,566
Current liabilities
(6)
14,639 17,366 15,687 2,551
Short-term debt
(6)
4,473 5,408 4,161 677
Other current liabilities 10,166 11,958 11,526 1,874
Non-current liabilities
(7)
16,707 13,870 12,391 2,015
Long-term debt
(7)
12,703 9,504 7,655 1,245
Other non-current liabilities 4,004 4,366 4,736 770
Total equity
21,828
26,361
29,466
4,791
Attributable to:
Equity holders of Telkom 21,628 26,141 29,165 4,742
Minority interest 200 220 301 49
Amounts in accordance with US GAAP
Total assets 47,940 50,592 49,828 8,102
Total liabilities 27,179 25,930 22,513 3,660
Shareholders’ equity 20,608 24,507 27,156 4,416

Year ended March 31,
2004
2005
2006
2006
ZAR
ZAR
ZAR
USD
RESTATED RESTATED
(in millions)
Cash Flow Data
Amounts in accordance with IFRS
Cash flow from operating activities 13,884 15,711 9,506 1,546
Cash flow used in investing activities (5,423) (6,306) (7,286) (1,185)
Cash flow used in financing activities (6,481) (9,897) (258) (42)
Other Data
Amounts in accordance with IFRS
EBITDA
(8)
16,586 17,549 20,553 3,342
Total debt (at period end)
(5)(9)
17,176 14,912 11,816 1,921
Capital expenditures excluding intangibles 4,936 4,464 6,310 1,026
Capital expenditures including intangibles 5,368 5,851 7,506 1,220
Year ended March 31,
2002
2003
2004
2005
2006
RESTATED RESTATED RESTATED RESTATED
Fixed-Line Statistical Data
Fixed access lines (thousands) (at period end)
(10)
4,762
4,709
4,680
4,726
4,708
Postpaid
(10)
PSTN
(11)
3,435 3,197 3,048 3,006 2,996
ISDN channels 424 516 601 664 693
Prepaid 708 817 856 887 854
Payphones
(12)
195 179 175 169 165
Fixed-line penetration rate (%) (at period end)
(10)
10.7
10.4
10.1
10.1
10.0
Revenue per fixed access line (ZAR)
(10)
4,882
5,157
5,341
5,250
5,304
Total fixed-line traffic (millions of minutes)
(13)
33,084
32,868
32,942
31,706
31,015
Local 20,538 20,396 20,547 19,314 18,253
Long distance 4,747 4,728 4,616 4,453 4,446
Fixed-to-mobile 4,364 4,135 3,980 3,911 4,064
International outgoing 374 439 427 415 515
International voice over internet protocol – – 25 89 83
Interconnection 3,061 3,170 3,347 3,524 3,654
Data Communications Services
(at period end)
Managed network sites 5,684 7,729 9,061 11,961 16,887
Internet dial-up subscribers 48,995 98,690  142,208  202,410  228,930
Internet ADSL subscribers – – 8,559 22,870 53,997
Internet satellite subscribers – – 192 1,427 1,981
Total ADSL subscribers
(14)
– 2,632 20,145 58,278 143,509
Number of full-time, Telkom employees
(at period end)
(15)
39,444
35,361
32,358
28,972
25,575
Fixed-lines per Telkom employee (at period end)
(10)(15)
121 133 145 163 184

(1) Other income includes profit and losses on disposal of investments, property, plant and equipment and intangible assets.
(2) Employee expenses include workforce reduction expenses of R88 million, R961 million and R302 million in the years ended March 31, 2006, 2005 and 2004, respectively.
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
reversed.
(4) Depreciation, amortization, impairments and write-offs include costs in respect of write-offs of R188 million, R210 million and R201 million in the 2006, 2005 and 2004 financial years, respectively.
(5) As of March 31, 2006, R4.3 billion of our debt was guaranteed by the Government of the Republic of South Africa.
(6) Includes short-term portion of finance leases and utilized credit facilities.
(7) Includes long-term portion of finance leases.
(8) EBITDA can be reconciled to profit for the year as follows:
Year ended March 31,
2004
2005
2006
2006
ZAR
ZAR
ZAR
USD
RESTATED RESTATED
(in millions)
EBITDA
16,586
17,549
20,553
3,342
Depreciation, amortization, impairments and write-offs (7,248) (6,288) (5,876) (955)
Investment income 322 350 397 64
Finance charges (3,264) (1,695) (1,233) (200)
Taxation (1,738) (3,082) (4,520) (735)
Profit for the year
4,658
6,834
9,321
1,516
Attributable to:
Equity holders of Telkom 4,589 6,751 9,182 1,493
Minority interest 69 83 139 23
(9) Includes short-term and long-term debt, finance lease obligations and utilized credit facilities.
(10) Fixed access lines are comprised of PSTN lines, including ISDN lines and payphones, but excluding Telkom internal lines in service. Each analog PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels. Fixed-line revenue has been restated in the periods prior to the
2006 financial year to recognize installation and activation revenues over their expected duration of the customer’s relationship. Restated revenue for the 2002 and 2003 financial years is unaudited.
(11) Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.
(12) Includes public and private payphones.
(13) Traffic includes internet traffic.
(14) Excludes Telkom internal ADSL services of 249, 254, 168 and 37 as of March 31, 2006, 2005, 2004 and 2003,
respectively.
(15) Includes employees of Telkom only.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL
AND OTHER DATA OF VODACOM GROUP
The following table sets forth selected consolidated financial and other data of Vodacom as of and for each of the periods set forth therein. Information in the Vodacom table reflects 100% of Vodacom’s results of operations. Unless otherwise indicated, information with respect to Vodacom’s other African operations in the Vodacom table reflects 100% of the operations of Vodacom’s subsidiaries in
Lesotho, Tanzania and Mozambique. Vodacom Congo was fully consolidated as a subsidiary in
Vodacom’s consolidated financial statements effective April 1, 2004 after certain clauses granting the outside shareholders participating rights had been removed from the Vodacom Congo shareholders agreement. As a result, unless otherwise indicated, information with respect to Vodacom Congo in the table reflects Vodacom’s 51% interest in Vodacom Congo that was proportionately consolidated in
Vodacom’s consolidated financial statements in the year ended March 31, 2004 and 100% of
Vodacom Congo in the years ended March 31, 2006 and 2005. We proportionately consolidate our
50% interest in Vodacom in the Telkom Group’s consolidated financial statements. Vodacom’s other operating income, direct network operating costs, depreciation, staff expenses, marketing and advertising expenses, general administration expenses, amortization of intangible assets and integration costs, disposal of operations and impairments are presented as separate line items in
Vodacom’s consolidated financial statements, but have been combined under the heading “operating expenses” in the table set forth below.
Vodacom’s consolidated financial information discussed below reflects the following changes to the basis of preparation:
• the early adoption of revised and new IAS19 and IFRIC4, which are applicable for the financial year beginning on or after January 1, 2006;
• the adoption of revised and new IAS16, IAS17, IAS40, IFRS4 and IFRIC1, which are applicable for financial years beginning on or after January 1, 2005;
• restatements for changes to the previous accounting methods for certain lease payments and receipts under operating leases, and accounting disclosures for investment properties, information technology software items and financial assets and liabilities previously reported in
Vodacom’s consolidated financial statements for the 2005 and 2004 financial years.
For a more detailed description of these items, please refer to Item 5. “Operating and Financial
Review and Prospects” and note 23 of the notes to the audited consolidated financial statements of
Vodacom included in this annual report.
The selected financial information presented below and the audited consolidated financial statements as of and for each of the three years ended March 31, 2006 reflect the above described restatements. The selected financial information and consolidated financial statements as of and for each of the two years ended March 31, 2003 have not been presented as these cannot be provided on a restated basis, without unreasonable effort or expense. The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements that ended prior to March 31, 2006. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, and related financial information contained in such reports should not be relied upon.
The following selected historical consolidated financial data of Vodacom as of and for each of the three years ended March 31, 2006 have been extracted from Vodacom’s consolidated financial statements included in this annual report, which were audited by Deloitte & Touche, Registered
Accountants and Auditors, Chartered Accountants (SA).

The consolidated financial statements of Vodacom have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. For a description of the principal differences between
IFRS and US GAAP relevant to the financial statements of Vodacom and a reconciliation to US GAAP of net income and shareholders’ equity, see note 45 of the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years ended March 31, 2006 included in this annual report.
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
Vodacom’s customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of the end of the period indicated. See Item 4. “Information on the Company–Business Overview–Mobile
Communications–South Africa–Customers” for a discussion of Vodacom’s procedures with respect to disconnections and inactive customers. Vodacom’s churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period. Vodacom’s South African market share is derived from Vodacom’s total customers, MTN’s total estimated mobile customers and Cell C’s total estimated mobile customers.
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
Rand amounts as of and for the year ended March 31, 2006 have been translated into Dollars solely for your convenience at R6.15 per $1.00, the Rand noon buying rate discussed in Item 3.
“Key Information–Exchange Rates,” on March 31, 2006, the date of Vodacom’s most recent balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.
You should read the following information together with Item 3. “Key Information–Risk Factors,”
Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.

VODACOM GROUP
Year ended March 31,
2004
2005
2006
2006
ZAR
ZAR
ZAR
USD
RESTATED RESTATED
(in millions)
Income Statement Data
Amounts in accordance with IFRS
Revenue
22,855
27,315
34,043
5,535
Operating expenses
(1)
(17,630) (20,837)  (25,177)
(4,094)
Operating profit
(2)
5,225
6,478
8,866
1,441
Interest, dividends and other financial income 657 663 659 107
Finance cost (1,108) (642) (1,318) (214)
Profit before tax
4,774
6,499
8,207
1,334
Taxation (1,722) (2,613) (3,078) (500)
Net profit
3,052
3,886
5,129
834
Attributable to:
Equity shareholders 3,026 3,855 5,012 815
Minority interest 26 31 117 19
Amounts in accordance with US GAAP
Net profit for the year 2,990 3,770 4,765 775

As of March 31,
2004
2005
2006
2006
ZAR
ZAR
ZAR
USD
RESTATED RESTATED
(in millions)
Balance Sheet Data
Amounts in accordance with IFRS
Total assets
20,174
22,595
24,768
4,027
Current assets 7,323 8,706 8,689 1,413
Cash and cash equivalents 2,370 3,990 3,146 512
Other current assets 4,953 4,716 5,543 901
Non-current assets 12,851 13,889 16,079 2,614
Total liabilities
12,570
14,707
16,096
2,617
Current liabilities 10,252 11,474 13,859 2,253
Short-term debt
(3)
1,617 2,203 3,036 493
Other current liabilities 8,635 9,271 10,823 1,760
Non-current liabilities 2,318 3,233 2,237 364
Long-term debt
(4)
1,217 2,214 819 133
Other non-current liabilities 1,101 1,019 1,418 231
Total equity
7,604
7,888
8,672
1,410
Attributable to:
Equity shareholders of Vodacom 7,511 7,759 8,389 1,364
Minority interest 93 129 283 46
Amounts in accordance with US GAAP
Shareholders’ equity 6,728 6,882 7,257 1,180

Year ended March 31,
2004
2005
2006
2006
ZAR
ZAR
ZAR
USD
RESTATED RESTATED
(in millions)
Cash Flow Data
Amounts in accordance with IFRS
Cash flow from operating activities 4,790 4,150 4,501 732
Cash flow used in investing activities (3,000) (3,374) (4,791) (779)
Cash flow used in financing activities (798) (195) (108) (18)
Other Data
Amounts in accordance with IFRS
EBITDA
(2) (5)
7,757 9,590 11,809 1,920
Total debt (at period end)
(6)
2,833 4,417 3,855 627
Capital expenditures excluding intangibles 2,891 3,288 4,699 764
South Africa 1,659 2,617 3,977 647
Other African countries 1,232 671 722 117
Capital expenditures including intangibles 3,012 3,494 5,142 836
South Africa 1,666 2,800 4,400 715
Other African countries 1,346 694 742 121
Year ended March 31,
2002
2003
2004
2005
2006
Statistical Data
South Africa
Total mobile customers (thousands)
(at period end)
(7)
6,557
7,874
9,725
12,838
19,162
Contract 1,090 1,181 1,420 1,872 2,362
Prepaid 5,439 6,664 8,282 10,941 16,770
Community services telephones 28 29 23 25 30
Total inactive mobile customers (%)
(at period end)
(8)
n/a
n/a
n/a
7.9
8.7
Contract n/a n/a n/a 1.5 2.4
Prepaid n/a n/a n/a 9.0 9.6
Mobile churn (%)
(9)
27.2
30.4
36.6
27.1
17.7
Contract 14.5 11.9 10.1 9.1 10.0
Prepaid 30.1 34.0 41.3 30.3 18.8
Mobile market share (%) (at period end)
61
57
54
56
58
Mobile penetration (%) (at period end)
24.2
30.2
39.0
49.5
70.6
Total mobile traffic (millions of minutes)
(10)
n/a
n/a
12,172
14,218
17,066
Outgoing n/a n/a 7,647 9,231 11,354
Incoming n/a n/a 4,525 4,987 5,712
Mobile ARPU (ZAR)
182
183
177
163
139
Contract 560 629 634 624 572
Prepaid 93 90 90 78 69
Community services 1,719 1,861 2,155 2,321 1,796

Year ended March 31,
2002
2003
2004
2005
2006
Average MOU
111
101
96
84
74
Contract 264 269 263 226 206
Prepaid 58 54 56 52 49
Community services 3,354 3,162 3,061 3,185 2,327
Cumulative capital expenditure
per customer (ZAR) (at period end)
1,991
1,933
1,720
1,515
1,257
Number of mobile employees (at period end)
(11)
3,859
3,904
3,848
3,919
4,305
Number of mobile customers per mobile
employee (at period end)
(11)
1,699
2,017
2,527
3,276
4,451
Other African countries
(12)
Total mobile customers (thousands)
(at period end)
(7)
306
773
1,492
2,645
4,358
Lesotho 56 78 80 147 206
Tanzania 229 447 684 1,201 2,091
Democratic Republic of the Congo 21 248 670 1,032 1,571
Mozambique n/a n/a 58 265 490
Churn (%)
(9)
Lesotho 26.5 70.6 65.1 17.3 22.3
Tanzania 4.8 13.3 30.0 29.6 28.5
Democratic Republic of Congo n/a 24.2 20.2 23.1 28.1
Mozambique n/a n/a 0.3 11.3 32.2
Gross connections (thousands)
Lesotho 45 76 51 70 98
Tanzania 154 262 404 746 1,353
Democratic Republic of the Congo 21 260 513 565 892
Mozambique n/a n/a 58 225 342
Penetration (%) (at period end)
(13)
Lesotho 2.6 4.3 5.1 7.4 12.9
Tanzania 1.1 2.2 3.3 5.1 9.2
Democratic Republic of the Congo 0.3 1.0 2.3 3.5 5.5
Mozambique n/a n/a 2.6 4.2 8.4
ARPU
Lesotho (ZAR) 144 104 125 92 78
Tanzania (ZAR) 305 217 128 81 67
Democratic Republic of the Congo (ZAR) n/a 200 150 98 86
Mozambique (ZAR) n/a n/a 110 52 36
Number of employees (at period end)
(11)
494
502
761
1,074
1,154
Lesotho 71 74 68 63 67
Tanzania 188 224 316 350 438
Democratic Republic of the Congo 235 204 334 538 479
Mozambique n/a n/a 43 123 170
Number of mobile customers per mobile
employee (at period end)
(11)
619
1,540
1,961
2,463
3,776

(1)
Includes other income of R125.1 million, R63.8 million and R57.6 million in the years ended March 31, 2006, 2005 and
2004, respectively.
(2)
Operating profit and EBITDA in the 2005 financial year included an impairment of R268 million in respect of assets in
Mozambique and a reversal of the impairment loss of R53 million in the 2006 financial year due to an increase in the fair value of the assets.
(3)
Includes short-term portion of finance leases, shareholder loans and non-interest bearing debt, as well as utilized credit facilities.
(4) Includes long-term portion of finance leases.
(5) EBITDA can be reconciled to net profit as follows:
Year ended March 31,
2004
2005
2006
2006
ZAR
ZAR
ZAR
USD
RESTATED RESTATED
(in millions)
EBITDA
7,757
9,590
11,809
1,920
Depreciation, amortization and impairments (2,532) (3,112) (2,943) (479)
Interest, dividends and other financial income 657 663 659 107
Finance costs (1,108) (642) (1,318) (214)
Taxation (1,722) (2,613) (3,078) (500)
Net profit
3,052
3,886
5,129
834
Attributable to:
Equity shareholders of Vodacom 3,026 3,855 5,012 815
Minority interest 26 31 117 19
(6) Includes interest bearing and non-interest bearing debt, shareholder loans and utilized credit facilities.
(7) Includes inactive customers.
(8)
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
(9)
Vodacom’s contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. Prepaid customers in South Africa were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to November and December 2002, for four months for periods from
November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer’s paid active time window, or access period expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers in South Africa to align itself with European and industry standards. From
December 2003, prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. For other African countries, each subsidiary has its own disconnection rule to disconnect inactive prepaid customers. Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom Tanzania, Vodacom DRC and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of 215 consecutive days.
See “Item 4.“Information on the Company–Business Overview–Mobile communications” and “Information on the
Company–History and development of the Company–Recent Developments–Vodacom’s change in South African definition of active customers.”
(10)   Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 and 2004 financial years. Information for prior years is unavailable.
(11)   Vodacom had a total of 469,183, 280 and 219 temporary employees as of March 31, 2006, 2005, 2004, and 2003, respectively. Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of employees of other African countries and excluded from Vodacom South Africa’s number of employees.
(12)   Includes 100% of Vodacom’s operations in the Democratic Republic of the Congo.
(13)   Penetration calculations are Vodacom estimates.

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
USD
ZAR
USD
Cover
2006
(2)
9.00
(3)
1.46
(3)
36.00
(3)
5.85
(3)
4,801.2
(3)
780.7
(3)
1.9x
2005
(4)
1.10
(5)
0.18
(5)
4.40
(5)
0.72
(5)
606.7
(5)
100.1
(5)
11.1x
2004
(6)
0.90
(7)
0.14
(7)
3.60
(7)
0.56
(7)
501.3
(7)
79.3
(7)
9.2x
2003
–
–
–
–
–
–
n/a
2002
–
–
–
–
–
–
n/a
(1)
Dividend cover is calculated by dividing profit for the year attributable to equity holders of Telkom by the dividend for the year.
(2)
Based on 533,465,571 shares outstanding. As of March 31, 2006, 23,536,579 of the 544,944,899 issued shares were held by Telkom and its subsidiaries.
(3)
Includes a 2005 financial year final ordinary dividend No. 10 of R4.00 per share and a special dividend of R5.00 per share that was paid on July 8, 2005 to shareholders registered as of July 1, 2005.
(4)
Based on 551,509,083 shares outstanding. As of March 31, 2005, 23,566,248 of the 557,031,819 issued shares were held by Telkom and its subsidiaries.
(5) Paid on July 9, 2004.
(6)
Based on 557,031,819 shares outstanding. As of March 31, 2004, 3,185,736 of the 557,031,819 issued shares were held by Telkom and its subsidiaries.
(7) Special dividend.
On June 2, 2006, Telkom’s board of directors declared a 2006 financial year final ordinary dividend No. 11 of R5.00 per share and a special dividend of R4.00 per share to be paid on July 14, 2006 to shareholders registered as of July 7, 2006, which are not included in the table.
Telkom did not declare any dividends in the two years ended March 31, 2003 prior to its initial public offering in order to repay debt and reinvest profits in its fixed-line network modernization, rehabilitation and line-rollout program.
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
2004
2005
2006
2006
ZAR
ZAR
ZAR
USD
RESTATED RESTATED
(in millions)
Retained earnings of Telkom Group in accordance
with IFRS
13,482 19,231 22,896 3,723
Share of retained earnings of Vodacom (3,918) (4,029) (4,284) (697)
Distributable reserves in accordance with IFRS
9,564
15,202
18,612
3,026
The distribution of retained earnings of Vodacom is restricted, as Telkom requires the consent of the other shareholder of Vodacom to declare dividends. As described in Item 10. “Additional
Information–Taxation,” Telkom is required to pay secondary tax on companies at a flat rate of 12.5% in respect of the amount of certain dividends declared by it net of any dividends received from our joint venture and certain subsidiaries. As a result of the payment of secondary tax on companies, the amount of dividends that may actually be paid is less than the amount of distributable reserves.
Distributable reserves are available for distribution based on Telkom’s dividend policy. Telkom’s board of directors decides the amount of distributable reserves to be reinvested in operations and the amount of any remaining funds that are available for distribution to shareholders or possible share repurchases.
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
In addition to the corporate tax on taxable income of South African companies at a rate of 30% for the 2005 financial year and 29% for the 2006 financial year, South African companies pay secondary tax on companies as described above. Capitalization shares or stock dividends distributed to holders of ordinary shares do not incur secondary tax on companies. Because of this tax treatment, it has become common practice in South Africa for companies to offer capitalization shares in lieu of cash dividends. Capitalization shares are shares issued by a company, the payment for which is allocated out of the company’s reserves, including share premium, or unappropriated profits.
For a discussion of the material South African and US federal income tax provisions regarding the taxation of dividends on ordinary shares and ADSs, see Item 10. “Additional Information–Taxation.”
Share Repurchases
As authorized by its shareholders at annual general meetings held on January 27, 2004,
October 14, 2004 and October 21, 2005, Telkom is authorized to purchase up to 20% of its issued share capital. This authority is valid until Telkom’s next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter.
As part of Telkom’s commitment to the optimal use of capital, the Telkom board approved a R2 billion share buyback program on June 2, 2006.
In the year ended March 31, 2006, Telkom repurchased 12,086,920 of its ordinary shares at a volume weighted average price of R124.31 per share, including costs. These ordinary shares have been cancelled from the issued share capital by the Registrar of Companies.
Between August 3, 2004 and September 15, 2004 Rossal No 65 (Pty) Limited, or Rossal, a wholly owned subsidiary of Telkom, repurchased 9,531,454 shares at a volume weighted average price of
R78.49 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan. On June 4, 2004, Telkom purchased Acajou (Pty) Limited, or Acajou, a wholly owned subsidiary of Telkom, for share repurchase activities other than repurchases for the Telkom conditional share plan. Between June 7, 2004 and September 30, 2004, Acajou purchased
10,849,058 shares at a volume weighted average price of R76.12 per share, including costs, which are also being held in treasury.
In the year ended March 31, 2004, Rossal repurchased 3,185,736 shares at a volume weighted averaged price of R74.58 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan.

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
For your convenience, this annual report contains translations of certain Rand amounts into
Dollars. You should not assume, however, that Rands could have been exchanged into Dollars at any particular rate or at all. Unless otherwise stated, translations of Rand amounts into Dollars have been made at R6.15 per $1.00, the Rand noon buying rate on March 31, 2006, the date of the Telkom
Group’s most recent balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.
The table below shows the high, low, average and end of period Rand noon buying rates for the periods indicated. The end of period Rand noon buying rate is computed on the last business day of the relevant period and the average Rand noon buying rate is computed using the Rand noon buying rate on the last business day of each month during the period indicated.
Year ended March 31,
High
Low
Average
End of period
2002 13.60 7.91 9.64 11.38
2003 11.36 7.90 9.74 7.90
2004 8.24 6.26 7.17 6.32
2005 7.05 5.62 6.20 6.22
2006 6.90 5.96 6.43 6.15
December 6.46 6.28
January 6.23 5.99
February 6.22 6.02
March 6.34 6.14
2007
April 6.17 5.99
May 6.71 6.00
June 7.43 6.63
July 7.23 6.83
On July 31, 2006, the Rand noon buying rate was R6.92 per $1.00.
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
Risks Related to our Business
Increased competition in the South African telecommunications market may result in a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline and our churn rates to increase.
Telkom had the exclusive right to provide public switched telecommunications services, including international telephone services, in the Republic of South Africa until May 7, 2002 and is currently the only provider of public switched telecommunications services in South Africa, but for a number of years has competed with mobile operators, value added network service operators, or VANS operators, Sentech Limited, formerly known as Sentech (Pty) Limited and referred to herein as
Sentech, which was issued an international carrier of carriers license and a multi media license in May
2002, and with service providers who use least cost routing technology. In September 2004, the South
African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator, SNO Telecommunications (Pty) Limited,
SNO-T, that is 30% owned by Transtel Limited, or Transtel, and Eskom Enterprises (Pty) Limited, or
Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty) Limited, a member of the
TATA Group, a large Indian conglomerate with information and communications operations. ICASA issued this license on December 9, 2005, however, SNO-T is not expected to commence business activities until the second half of the 2006 calendar year. A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%. These are referred to as underserviced areas licensees, or USALs. The Minister of Communications has identified 27 of these underserviced areas.
ICASA has issued licenses to successful bidders in seven of them and has issued invitations to apply for licenses in the remaining 20. It is expected that further licenses will be issued in the 2006 calendar year.
In September 2004, the Minister of Communications issued determinations pursuant to which, since February 1, 2005:
• mobile cellular operators have been permitted to obtain fixed telecommunications links from parties other than Telkom;
• VANS operators and private network operators have been permitted to resell the telecommunications facilities that they obtain from Telkom;
• VANS operators have been permitted to allow their services for the carrying of voice, including voice over internet protocol;
• Telkom is no longer the sole provider of facilities to VANS operators; and
• licensing for the provision of payphone services has been expanded.
These determinations are incorporated in the Electronic Communications Act.

In March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors that repealed the
Telecommunications Act, 103 of 1996, however, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime and regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. The bill, renamed the Electronic
Communications Bill, was passed by the Parliament of South Africa in December 2005 and signed by the President of South Africa on April 18, 2006. The Electronic Communications Act, No. 36 of 2005,
came into effect on July 19, 2006. We expect that the new licensing framework included in the
Electronic Communications Act will result in the market becoming more horizontally integrated with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.
We expect that the introduction of number portability and carrier pre-selection could further enhance competition and increase our churn rates. As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty through improved services and maintaining our leadership in the South African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.
Competition from the three existing mobile communications network operators in South Africa has resulted in significant customer migration and call substitution from fixed-line to mobile services. If this customer migration and call substitution continues, our growth rates, operating revenue and net profit could decline.
Telkom competes for telephone customers with the three existing mobile communications network operators, Vodacom, Mobile Telephone Network Holdings (Pty) Limited, a wholly owned subsidiary of the MTN Group Limited, or MTN, a public company listed on the JSE Limited, or JSE, and Cell C (Pty)
Limited, or Cell C, which recently announced that it would be entering into a joint venture with Virgin
Mobile. Telkom also competes with service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. Following the launch of Vodacom’s and
MTN’s 3G networks, Vodacom and MTN customers are also now able to browse the internet on a high speed platform, which provides increased competition for our data services. Telkom has experienced significant customer migration in recent years from fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service, with the increase in mobile penetration in South Africa. If this migration continues, our growth rates, operating revenue and net profit could decline.
The rapid growth in the mobile market in South Africa has resulted in a significant increase in the number of Vodacom and Telkom calls terminating on mobile networks as opposed to our fixed-line network. Vodacom’s and Telkom’s margins and net profit could decline if this trend continues.
Vodacom and Telkom have experienced a significant change in the traffic mix as mobile customers have increased relative to fixed-line customers. This resulted in an increasing percentage of calls from Vodacom’s network terminating on other mobile networks rather than our fixed-line network. Vodacom’s interconnection payments have increased and its margins have decreased because the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom’s fixed-line network. As a result, Vodacom’s South African net interconnect revenue has been declining in recent years. Similarly, Telkom has incurred increased payments to other operators as a result of the growth in interconnection traffic for fixed-line calls terminating on mobile networks. If mobile customers continue to increase and there is little or no growth in fixed-
line customers, this trend could continue and Vodacom’s and Telkom’s margins and net profit could decline.
Increased competition in the mobile communications markets in South Africa and other
African countries may result in a reduction of Vodacom’s average tariffs and Vodacom’s market share and increased customer acquisition and retention costs, which could cause
Vodacom’s growth rates, revenue and net profit to decline and its churn rates to increase.
Vodacom faces intense competition in the mobile communications markets in South Africa and other African countries. At March 31, 2006, Vodacom estimates that it held approximately 58%,
MTN held approximately 33% and Cell C held approximately 9% of the South African mobile communications market, based on total estimated customers. Increasing competition, together with the further liberalization of the South African telecommunications industry, may result in a reduction in Vodacom’s overall average tariffs, loss of market share and increased customer acquisition and retention costs, which could cause Vodacom’s growth rates, revenue and net profit to decline.
In addition, the expected implementation of mobile number portability in the 2007 financial year and the commencement of the Electronic Communications Act could further increase competition and cause Vodacom’s churn rates to increase.
The value of Vodacom’s investments outside of South Africa and its revenue and net profit may decline as a result of political, economic, regulatory and legal developments in the countries where Vodacom has invested.
Vodacom currently has investments in mobile communications network operators in Lesotho,
Tanzania, the Democratic Republic of the Congo and Mozambique. These countries have political, economic, regulatory and legal systems that are still in the process of transformation and are less developed than those in the Republic of South Africa. Political or economic upheaval or changes in laws and regulations or in their application may harm the operations of the companies in which
Vodacom invests and impact the value of these investments. The regulatory environments in these countries often lack clarity in a number of areas and are subject to varying interpretations. In addition, many of these countries suffer from extreme poverty, civil strife, political conflict and political mismanagement, all of which could cause the value of Vodacom’s investments in these countries and
Vodacom’s revenue and net profit to decline. In particular, the first democratic elections in the
Democratic Republic of the Congo took place on July 30, 2006, the outcome of which could determine whether there will be future political stability and economic growth.
Most of the fixed-line operators in these countries are state controlled. As a result, the mobile communications network operators in which Vodacom has invested may encounter difficulties in negotiating commercially acceptable interconnection agreements and collecting amounts due under interconnection agreements as Vodacom has experienced in the Democratic Republic of the Congo and is experiencing in Tanzania. In addition, Vodacom’s other African operations have local minority shareholders and accordingly, Vodacom is subject to risks in its dealings with local shareholders that their interests may not always be aligned with those of Vodacom. In addition, a number of jurisdictions in which Vodacom invests have imposed price controls, particularly for interconnection, which could reduce Vodacom’s net profit and cause the value of Vodacom’s investments in these other African countries to decline. There are also foreign exchange control restrictions in South Africa, which may restrict Vodacom’s ability to fund its investments in these countries, and there are foreign exchange controls in a majority of these countries, which may restrict Vodacom’s ability to extract value from these investments.

The number of available mobile operators and mobile licenses and other acquisition and investment opportunities for our fixed-line business in other African countries and elsewhere is limited. Moreover, the acquisition of mobile operators and licenses and the consummation of other acquisitions and investments may be unsuccessful, which could have a material adverse effect on Vodacom’s and Telkom’s future growth.
Vodacom is seeking future growth opportunities from acquisitions of mobile operators or licenses in other sub-Saharan African countries. In addition, Telkom is pursuing other acquisitions and investments in countries throughout the African continent and elsewhere. There are significant risks associated with Vodacom’s and Telkom’s ability to identify and successfully acquire mobile operators and licenses or make other acquisitions and investments. There are a limited number of available mobile operators and licenses and acquisition and investment opportunities and there is substantial competition for the types of mobile operators and licenses Vodacom targets and acquisition and investment opportunities that would meet the criteria of Telkom and the shareholders of Vodacom.
As described in the previous risk factor, many countries in Africa have political, economic, regulatory and legal systems that are still in the process of transformation and are less developed than those in the Republic of South Africa and many of these countries suffer from extreme poverty, civil strife, political conflict and political mismanagement and are subject to less developed corporate governance, business practices and more bureaucratic and regulatory delays. In addition,
South African foreign exchange control limitations could delay or prevent investments by Vodacom and Telkom in other countries. There are also a limited number of partners that are able to arrange their own funding to invest in ventures in other African countries with Telkom and Vodacom and
Telkom does not have prior experience investing outside of South Africa. To the extent that Vodacom and Telkom are not able to grow through other acquisitions and investments, our stock price could decline. Moreover, Vodacom and Telkom could expend a substantial amount of time and capital pursuing acquisitions they do not consummate, which could adversely affect their business, financial condition, results of operations and growth.
The expansion of Vodacom’s and Telkom’s operations may place a significant strain on their management, financial and other resources. Their ability to manage future growth through acquisitions and investments will depend upon their ability to monitor operations, maintain effective quality, corporate governance and financial controls and significantly expand their internal management, technical and accounting systems, all of which will result in higher operating expenses.
The integration of acquired mobile operators or licenses and other businesses and investments may involve, among other things, integration of switching, transmission, technical, sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance and other systems and operating hardware and software, some of which may be incompatible with their existing systems and therefore may need to be replaced. In addition, telecommunications operators generally experience higher customer and employee turnover rates during and after an acquisition or launch of service. We cannot assure that Vodacom and Telkom will be able to integrate successfully the mobile operators, mobile licenses or other operations they may acquire.
If we lose key personnel or if we are unable to hire and retain highly qualified employees, our business operations could be disrupted and could impact on our ability to compete successfully.
Our success, including the success of Vodacom, depends in large part on our ability to hire and retain highly qualified employees who possess the requisite qualifications and technical skills.
Telkom and Vodacom do not have long term employment agreements with a majority of their senior management, any of whom may terminate their employment. The loss of key personnel could disrupt our business operations if we are unable to replace them with similarly qualified individuals. We expect that competition for employees in the South African communications industry will increase as new competitors enter the market, including SNO-T. If we lose a number of our key employees to our competitors or are not able to continue to attract and retain highly qualified employees, our business operations could be disrupted and our ability to compete could be harmed.

We do not have the right to appoint the majority of Vodacom’s directors or members of its directing committee and the Vodacom joint venture agreement contains approval rights that may limit our flexibility and ability to implement our preferred strategies.
Although we are a 50% shareholder in Vodacom, Vodafone Group Plc, or Vodafone, beneficially owns the remaining 50% interest in Vodacom. As a result, our flexibility and ability to implement our preferred strategies may be limited by the fact that we do not have the right to appoint the majority of
Vodacom’s directors or members of its directing committee. In addition, under our memorandum and articles of association, the Government is entitled to nominate the directors we appoint to the
Vodacom board. The Vodacom joint venture agreement, which governs the relationship between
Telkom and Vodafone, requires each of Vodacom’s shareholders who own 10% or more of Vodacom’s shares, which are currently Telkom and Vodafone, to approve certain material transactions. As a result of these factors, we may not be able to impose strategies on Vodacom that we believe to be beneficial to us without the approval of Vodafone.
If Vodacom does not continue to pay dividends or make other distributions to Telkom,
Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of Telkom’s ordinary shares and ADSs to decline.
Telkom receives dividends from Vodacom which Telkom uses to fund a portion of its capital and operating expenditures and service its debt and other financial obligations. Vodacom is legally distinct from Telkom and has no obligation to pay dividends or make other distributions to Telkom. Vodacom’s ability to pay dividends and make other distributions to Telkom may be restricted by, among other things, its operations and the availability of funds and the terms of credit and debt arrangements entered into by it, as well as statutory and other legal restrictions. In addition, Vodacom’s ability to pay dividends or make distributions to Telkom and its other shareholder requires the approval of
Vodacom’s shareholders who own 10% or more of Vodacom’s shares, which are currently Telkom and
Vodafone. To the extent that Vodacom is unable to, or otherwise does not, pay dividends or make other distributions to Telkom in the future, Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of Telkom’s ordinary shares and ADSs to decline.
If we are not able to continue to improve and maintain our management information and other systems, our ability to provide accurate and comprehensive operating information and to compete may be harmed.
Our management information systems do not provide management with certain operating data and financial information on a real-time basis that at times has made our budgeting and planning processes difficult. In addition, our customer and other management information systems and product catalogue are not yet fully integrated and therefore are not capable of providing us with comprehensive and detailed operating information, and we are not able to provide a single bill for customers with multiple locations and products or configure products and services across voice and data domains. To address these problems, we are in the process of developing and implementing a unified customer management system capable of generating a single view of the customer. The full integration between our various operational support systems is not expected to be complete until the
2008 financial year. Since November 2003, we have renewed our focus on information risk management and have identified several requirements for improved security of Telkom’s information technology systems. Completion and compliance verification is expected during the 2007 financial year. To the extent we are not able to improve our systems and fully address these vulnerabilities, our ability to provide accurate and comprehensive operating information and to compete effectively in the increasingly liberalized South African communications market may be harmed. In addition, some of the information systems in Vodacom’s other African operations are new and are not capable of providing management on a real-time basis with operating data and financial information.
We have negative working capital, which may impair our operating and financial flexibility and require us to defer capital expenditures and we may not be able to pay dividends and our operations and financial condition could be adversely affected.
We had negative consolidated working capital of approximately R3.0 billion as of March 31, 2006, compared to negative consolidated working capital of approximately R2.3 billion as of March 31, 2005 and approximately R3.2 billion as of March 31, 2004. Negative working capital arises when current liabilities are greater than current assets. We intend to fund current liabilities through a combination of operating cash flows, new borrowings and borrowings available under existing credit facilities. We had
R9.5 billion available under existing credit facilities as of March 31, 2006. If we are unable to generate sufficient operating cash flows or borrowings to fund our current liabilities, our operating and financial flexibility could be impaired and we may be required to defer capital expenditures and may not be able to pay dividends and our business operations and financial condition could be negatively impacted.
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
We need to improve our internal control over financial reporting and our independent auditors may not be able to attest to the effectiveness of our internal control over financial reporting, which could have a significant adverse effect on our business operations, reputation and net profit.
We are in the process of making improvements to our internal control over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the
rules and regulations of the SEC thereunder, which we refer to as Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to Telkom for its annual report on Form 20-F for the year ended March 31, 2007. In addition, as discussed in Item 15.
“Controls and Procedures,” Telkom has identified errors in its consolidated financial statements and determined that it was necessary to restate its previously issued consolidated financial statements and its auditors, Ernst & Young, have notified Telkom that they had identified two significant deficiencies under standards established by the Public Company Accounting Oversight Board and
Vodacom’s auditors, Deloitte & Touche, have advised that they have identified two significant deficiencies at Vodacom that were reported to Telkom’s and Vodocom’s audit committees. We may identify other conditions that may result in significant deficiencies or material weaknesses in the future, which could impact our ability to comply with Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to attest to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. In addition, we may be required to incur costs in improving our internal control system.
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
The Government of the Republic of South Africa owned 38.0% of Telkom’s issued and 39.8% of
Telkom’s outstanding ordinary shares plus the class A ordinary share as of June 30, 2006.
Through its ownership and voting arrangements provided for in Telkom’s articles of association, the
Government is entitled to appoint five of Telkom’s directors, and is able to exert considerable influence over Telkom’s corporate governance, strategic direction and major corporate actions and to appoint directors of Telkom’s subsidiaries and the Vodacom joint venture. In addition, as of June 30, 2006, the
Public Investment Corporation, an investment management company wholly owned by the South
African Government, held 16.1% of Telkom’s issued and 16.9% of Telkom’s outstanding ordinary shares, which includes 7.5% of Telkom’s issued and 7.9% of Telkom’s outstanding shares acquired in the market, and, through its ownership of Telkom’s class B ordinary share, is entitled to appoint one of
Telkom’s directors.
Telkom’s articles of association require Telkom to obtain written consent from the Government before taking actions that would limit Telkom’s ability to provide public switched telecommunication services. Telkom’s articles of association also require the approval of directors appointed by the
Government in order for Telkom or any of its subsidiaries, including Vodacom, to enter into major corporate actions and transactions, including amendments to Telkom’s management structure and the powers of Telkom’s operating committee (which was terminated by the Telkom board at which time certain powers were delegated to the chief executive officer assisted by an executive committee), the approval of Telkom’s dividend policy and payment of dividends, increases in Telkom’s indebtedness beyond certain limits and changes of control. As a result, without the approval and participation of the Government, Telkom is not able to consummate transactions involving an actual or potential change of control, including transactions in which you might otherwise receive a premium for your ordinary shares or ADSs over market prices. Because the Government exercises control over
Telkom, holders of ordinary shares and ADSs lack meaningful power to approve decisions of Telkom’s board of directors or to influence our strategic direction and major corporate actions.
The Government of the Republic of South Africa may use its position as shareholder of
Telkom and policymaker for, and customer of, the telecommunications industry in a manner that may be favorable to our competitors and unfavorable to us.
The Government of the Republic of South Africa owned 38.0% of Telkom’s issued and 39.8% of
Telkom’s outstanding ordinary shares as of June 30, 2006. The Government also holds significant equity stakes in other industry participants, including Sentech, and has an indirect 30% equity interest in SNO-T. To further its policy of liberalization of the telecommunications industry, the Government may adopt and implement policies and exercise its right to approve regulations that benefit our competitors but are not beneficial to us. In addition, to further other political or social objectives, the
Government may be required to act in a manner that may be detrimental to our business but advantageous to our competitors.
The Government of the Republic of South Africa is also one of our customers. We estimate that
Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue, excluding directory services and other revenue, in the year ended March 31, 2006. The Government could transfer some or all of its business to SNO-T or other operators when they commence operations. Legislation has been enacted to centralize all procurement of telecommunications and information technology services by the Government, through one agency. If the Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.
Risks Related to Regulatory and Legal Matters
The regulatory environment for the telecommunications industry in South Africa is evolving and regulations addressing a number of significant matters have not yet been made.
The interpretation of existing regulations, the adoption of new policies or regulations that are unfavorable to us, or the imposition of additional license obligations on us, could disrupt our business operations and could cause our net profit and the trading prices of
Telkom’s ordinary shares and ADSs to decline.
The licensing and provision of telecommunications services in the Republic of South Africa is subject to the Telecommunications Act and the extensive regulations made under the
Telecommunications Act. The Telecommunication Act was repealed by the Electronic Communications
Act when the Electronic Communications Act came into effect on July 19, 2006. While a new licensing regime was created by the Electronic Communications Act, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime. Regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result, the regulatory environment is evolving, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which, in light of the politicized issue of privatization of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process. A number of significant matters have not been addressed or clarified, including:
• the process of converting our licenses to the new legal framework provided by the Electronic
Communications Act and the extent of additional obligations that may be imposed on our converted licenses as a result of proposals by ICASA to reintroduce quality of service obligations that lapsed in 2002;
• whether and the extent to which our licenses may be amended as a result of the licensing of
SNO-T and whether any additional obligations may be imposed on us at that time or thereafter;
• the extent to which our fixed-line business will be required to make its facilities or access lines available to SNO-T or other competitors to provide services, other than public switched telecommunications services, on a resale basis;
• the extent to which our fixed-line business may be required to unbundle its local loop;
• the legal and regulatory framework that will ultimately be established to implement the provisions of the Electronic Communications Act; and
• the additional obligations that may be imposed on us in terms of the Electronic Communications
Act if we are found to be dominant in a market in which we operate.
A bill amending the ICASA Act, No.13 of 2000, was passed by the Parliament of South Africa in December 2005 and signed by the President of South Africa and came into effect on July 19, 2006.
The amendment to the ICASA Act redefines and expands the powers of ICASA to control, in conjunction with the Electronic Communications Act, the communications market. The main provisions of the ICASA Act amendments are the removal of the power of the Minister to approve regulations made by ICASA, increased power of ICASA to conduct enquiries and to enforce its rulings and the establishment of a Complaints and Compliance Committee to assist ICASA in hearings and making findings on complaints and allegations of non-compliance with the Electronic Communications Act.
It has been reported that ICASA may currently lack adequate resources to effectively fulfill its regulatory and licensing functions and to deal with regulatory challenges that continue to change given the rapidly evolving telecommunications environment. ICASA’s capacity may be further strained by the workload that will be imposed on it by the Electronic Communications Act. This combination of factors creates further uncertainties in the regulatory arena and the ability of ICASA to effectively fulfill its functions. In addition, while we believe our relationship with ICASA has improved in recent years, we had disagreements with, and cases against, ICASA in the past. We cannot predict the outcome or timing of any amendments to applicable regulations or the interpretation thereof, the release of new regulations or their impact on us. However, changes in the regulation of telecommunications services in South Africa, the imposition of unfavorable terms in our licenses or the loss or unfavorable amendment of any license could disrupt our business operations and could cause our net profit and the trading prices of Telkom’s ordinary shares and ADSs to decline.

In addition, new laws and regulations that may require our business customers to make use of suppliers complying with black economic empowerment requirements may affect us. If Telkom is not able to meet the minimum requirements of these black economic empowerment initiatives or restrictions, some of our business customers may be required or elect to obtain all or some of their telecommunications services from our competitors who may fulfill such requirements.
Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our revenues and net profit. Vodacom’s revenue and net profit could also decline if wholesale price controls are imposed on it.
Regulations made under the Telecommunications Act impose a price cap on a basket of Telkom’s services and a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately 80% of Telkom’s operating revenue in the year ended March 31, 2005 was included in this basket, compared to approximately 66% of Telkom’s operating revenue in the year ended March 31, 2006. The reason for the decrease was due to a change in methodology of the amount included in the basket for purposes of our filing with ICASA in the 2006 financial year to exclude the mobile termination fees for fixed-to-mobile calls. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. Effective from August 1, 2005 through July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered from 1.5% to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from
ICASA. Draft regulations have also been published for comment on the pricing and provision of ADSL services, which would, among other things, prohibit Telkom from charging a monthly rental for providing ADSL service and limit Telkom to charging only an installation fee for such service. These limitations on our customer tariffs limit our pricing flexibility and could reduce our net profit.
Furthermore, Telkom’s revenue and net profit could decline substantially if the pricing aspects of the regulations are not amended to allow full cost recovery and reasonable profit on the provision of ADSL services. Similarly, Vodacom’s revenue and net profit could decline if price controls are imposed on it.
We are parties to a number of legal and arbitration proceedings, including complaints before the South African Competition Commission. If we lose these legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition.
We are parties to a number of legal and arbitration proceedings, including complaints filed by the
South African Value Added Network Services Association and the South African Internet Service
Providers Association with the South African Competition Commission, alleging anti-competitive practices. If we were to lose these legal and arbitration proceedings, we could be required to cease these practices, divest these businesses and fined a penalty of up to 10% of Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the dates of the complaints. In addition, Telcordia Technologies Incorporated, a New Jersey corporation, instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately
$130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year, relating to the supply of a customer assurance and activation system by Telcordia. As competition continues to increase, we expect that we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and third parties. These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies such as the complaint launched by ORION against Telkom with the South African competition authorities relating to certain discount plans that Telkom offers. See “Item 8. Financial Information–Legal
Proceedings.” We are not currently able to predict when these disputes may be resolved or the amount that we may eventually be required to pay, however, we have not included provisions for any of these claims in our financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If we were to lose these or future legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.
If we are unable to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services, our business operations could be disrupted and our net profit could decline.
Telkom is required to provide interconnection services to the mobile operators, SNO-T and all other entities that lawfully provide telecommunications services in South Africa and to lease or otherwise make its telecommunications facilities available to any entity lawfully providing or utilizing telecommunications services in South Africa. Telkom will also be required to allow SNO-T to use all of its telecommunications facilities for the provision of public switched telecommunications services on a resale basis and to provide shared access to the local loop for the first two years of its license. Telkom may also be required to lease or otherwise make its telecommunications facilities available to SNO-T beyond the first two years. The Electronic Communications Act provides that ICASA may prescribe a framework for the unbundling of Telkom’s local loop. The Minister of Communications has announced that she planned to issue policy directives with respect to the time period for the unbundling of Telkom’s local loop and the sharing of access to Telkom’s undersea cables and has formed a committee to evaluate the unbundling of Telkom’s local loop. The terms and conditions for the provision of these services and facilities are, or will be, set out in interconnection agreements and facilities leasing agreements negotiated and agreed to by Telkom with these other entities.
ICASA is entitled to issue, and has issued, regulations relating to interconnection and facilities leasing. Telkom has been declared a Major Operator, and consequently is required to provide
Essential Services and Essential Facilities at the Long Run Incremental Cost, or LRIC, of these services, including a reasonable allocation of common costs and cost of capital, to Public Operators, such as MTN, Vodacom, Cell C, Sentech, USALs and SNO-T. None of these operators have been declared to be Major Operators to date. However, in May 2005 ICASA initiated an enquiry into whether MTN and Vodacom should be declared Major Operators. If any of them is found to be a
Major Operator, they would be required, like Telkom, to provide interconnection and facilities leasing services at cost based prices to other operators. New draft interconnection and facilities leasing regulations have been proposed by ICASA and published for comment that would extend the right to cost based prices to all licensees. To the extent that a Major Operator, such as Telkom, is unable to reach agreement with these entities for the provision of these services, including the applicable tariffs, or to the extent that the terms and conditions of a Major Operator’s agreements are found to be inconsistent with the relevant legislation or regulations, such terms and conditions may be determined and imposed on the Major Operator by ICASA. The Electronic Communications Act replaced the concept of Major Operator status with that of significant market power in a market segment and empowers ICASA to impose pro-competitive conditions on operators found to have significant market power, which may affect the manner in which facilities are leased and interconnection is to be provided by such operators, and the charges thereof. If we are unable to negotiate favorable terms and conditions for the provision of the services and facilities covered by the guidelines or ICASA finds
Vodacom to be a Major Operator or Telkom or Vodacom to have significant market power or otherwise imposes terms and conditions that are unfavorable to us, our business operations could be disrupted and our net profit could decline.

If we are unable to recover the substantial capital and operational costs associated with the implementation of carrier pre-selection and number portability or are unable to implement these requirements in a timely manner, our business operations could be disrupted and our net profit could decline. The implementation of carrier pre-selection and number portability will also likely further increase competition and cause our churn rates to increase.
The Telecommunications Act mandated that fixed-line operators were required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. Call-by-call carrier pre-selection must be implemented and must be provided by an operator within two months of it being requested by another operator and fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator. Telkom will not be able to fully implement carrier pre-selection until the SNO-T’s interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre selection within ten months of it being requested. The Telecommunications Act also mandated that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. It is currently expected that Telkom will be required to provide “block” number portability in the 2006 calendar year and individual number portability later, but within 12 months from being requested by an operator. The full set of regulations for the implementation of fixed number portability, however, have not yet been published. Telkom has received a request from SNO-T to implement both “block” and individual number portability and discussions on the implementation of the required inter operator systems are under way. Telkom will not be able to determine the time required to implement number portability until the functional specification regulations are published. On September 30, 2005, ICASA published the number portability regulations and functional specifications for mobile number portability which requires that mobile number portability must be implemented by June 30, 2006. ICASA and the cellular operators have been in consultation over the last ten months to agree to the functional and technical specifications to ensure compliance with the Telecommunications Act. As a result, mobile number portability is expected to be implemented in the 2007 financial year. We will incur substantial set-up and maintenance costs in connection with the implementation of these requirements, which could disrupt our business operations. The extent of recoverability of these costs have not yet been determined and finalized by ICASA. We may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline. In addition, the implementation of these requirements will likely further increase competition and cause our churn rates to increase.
The implementation of the Regulation of Interception of Communications and Provisions of
Communication-Related Information Act, or RICA, could be costly and may negatively impact the ability of Telkom and Vodacom to register customers and may require them to disconnect existing customers, causing their penetration rates, growth rates, revenue and net profit to decline.
RICA is a South African law that regulates the authorization for and actual lawful interception of communications. The Act came into effect on September 30, 2005, with the exception of certain sections requiring the collection of customer details and identity verification prior to providing mobile cellular telecommunications services. The compliance date for these sections has not been determined and will come into effect by presidential proclamation. RICA obligates service providers to obtain and store customer details, including names, identity numbers, residential and business or postal addresses and requires verification of customers’ details with reference to a certified copy of a customer’s identity document and his or her actual identity document. Telkom has not completed the implementation of all of these requirements and Vodacom may not be able to implement these requirements by the time period, which has not yet been determined, in which it is required to implement them. Furthermore, the implementation of RICA is expected to require significant costs resulting from its paper verification and storage requirements and negatively impact the ability of Telkom and Vodacom to register customers due to its burdensome registration process, which may not be practical and may require the disconnection of customers for whom such information is unavailable. As a result, Telkom’s and
Vodacom’s business operations could be disrupted and their net profit could decline and they may be liable for penalties to the extent they are not able to comply with RICA’s requirements.
In addition, commencing in June 2006, all licensees, including Telkom and Vodacom, were required to install equipment and implement procedures to allow lawful interception by law enforcement agencies in South Africa, including the interception of communications and the provisioning of call-related (billing) information. Telkom was not able to comply with all of these requirements by June 2006, and is in consultation with the Office for Interception Centres and the Department of Communication to adopt a phased approach for compliance in the first quarter of the 2007 calendar year.  To the extent that we are unable to comply with all the requirements of RICA or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline and we may be liable for penalties.
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
Telkom is required to comply with the provisions of the PFMA and PAA. Telkom applied for and obtained a temporary exemption from many of the provisions of the PFMA until November 2007 and has been informed by the South African Auditor-General that it will not be required to comply with the
PAA until such date. If Telkom does not obtain a further exemption from the PFMA or if it is required to comply with the PAA or its existing exemption from the PFMA is revoked for any reason or it is otherwise required to comply with the PFMA or PAA, Telkom may be compelled to prepare financial statements in accordance with accounting principles and practices prescribed by the Government of the Republic of South Africa which may not correlate with IFRS or US GAAP and would require
Telkom to incur additional costs. Telkom would also be required to comply with, what it believes to be, extremely prescriptive treasury regulations issued pursuant to the PFMA and PAA, to provide the
Government with advance access to proprietary and potentially price sensitive information and to seek the prior approval of South African governmental authorities to enter into certain material agreements, to maintain certain bank accounts, to formulate and implement certain investment strategies or to discharge its auditors, which would preclude Telkom from acting in the same manner as its competitors and other listed companies. If Telkom is required to comply with the PFMA and PAA,
Telkom may not be able to comply with the Listings Requirements of the JSE or the listing rules of the
NYSE and Telkom’s ordinary shares and ADSs could be delisted.
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

The value of the Rand as measured against the Dollar has historically fluctuated significantly.
The value of the Rand as measured against the Dollar has increased from R11.38 per $1.00 as of
March 29, 2002 to R7.90 per $1.00 as of March 31, 2003 and R6.32 per $1.00 as of March 31, 2004.
The value of the Rand as measured against the Dollar was R6.22 per $1.00 as of March 31, 2005 and R6.15 per $1.00 as of March 31, 2006.
Fluctuations in the exchange rate between the Rand and the Dollar could have an adverse impact on:
• the Dollar equivalent of any dividends and distributions on Telkom’s ordinary shares and ADSs payable in Rands;
• the Dollar equivalent of the Rand denominated prices of Telkom’s ordinary shares; and
• the market value of Telkom’s ADSs in the United States.
These fluctuations could also impact the amount in Rand terms of our non-Rand denominated debt, impact our non-Rand denominated financing costs and operating and capital expenditures and cause our net profit to fluctuate. In addition, the volatility of the Rand as measured against the Dollar and the Euro resulted in net foreign exchange losses of R9 million and R776 million in the years ended March 31, 2005 and March 31, 2004, respectively, and a profit of R113 million in the year ended March 31, 2006, in terms of IAS39. In addition, fluctuations in currency exchange rates between the South African Rand and the currencies in African countries where Vodacom has investments could decrease the value of these businesses and Vodacom’s and our net profit. See
Item 5. “Operating and Financial Review and Prospects–Operating Results–Principal Factors that affect our Results of Operations Volatility of the Rand.”
The levels of unemployment, poverty and crime in South Africa may cause the size of the
South African communications market and our growth rates, operating revenue and net profit, as well as the trading prices of Telkom’s ordinary shares and ADSs, to decline.
While South Africa features a highly developed financial and legal infrastructure at the core of its economy, levels of unemployment, poverty and crime exist. These issues may hinder investment into
South Africa, prompt emigration of skilled workers and may have an impact on economic growth.
Although it is difficult to predict the effect of these issues on South African businesses or the
Government of the Republic of South Africa, they may cause the size of the communications market and our growth rates, operating revenue and net profit, as well as the trading prices of Telkom’s ordinary shares and ADSs, to decline.
The high rates of HIV infection in South Africa could cause the size of the South African communications market and our growth rates, operating revenue and net profit to decline.
South Africa has a high rate of HIV infection. The exact impact of increased mortality rates due to
AIDS deaths on the cost of doing business in South Africa and the potential growth in the economy is unclear at this time although employee related costs in South Africa are expected to increase as a result of the AIDS epidemic and the size of the South African population and the communications market could decline. Our growth rates, operating revenue and net profit could decline if employee related expenses increase or our labor supply or the size of the South African population and communications market decline.
Significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining and the cost of compliance with South African labor laws could limit our operating flexibility and disrupt our fixed-line business operations and reduce our net profit.
Trade unions represented approximately 74% of our total Telkom employees and approximately
10% of Vodacom’s employees as of March 31, 2006. Trade unions have resisted workforce reductions and publicly opposed our privatization and have instituted and in the future could institute work stoppages to oppose changes in our shareholding structure or gain leverage in negotiating collective bargaining agreements. Approximately 23% of Telkom’s employees participated in a work stoppage in
March 2006 and approximately 31% of Telkom’s employees participated in an additional work stoppage in April 2006 with respect to compensation issues, during which period Telkom received increased reports of sabotage, vandalism and other incidents. In addition, a number of South African trade unions, including the trade unions of our employees, have close links to various political parties and have had a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process. Since 1995 South Africa has enacted various labor laws that enhance the rights of employees, which have imposed costs on us and have limited our flexibility and ability to implement workforce reductions. If we are unable to implement workforce reductions as necessary, particularly as a result of increased competition, or experience significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining or compliance with labor laws, our fixed-line business operations could be disrupted and our net profit could be reduced.
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
These restrictions could hinder our ability to make foreign investments and obtain foreign denominated financing. While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. See Item 10. “Additional Information–Exchange Controls.”
Risks Related to Ownership of Telkom’s Ordinary Shares and ADSs
The future sale of a substantial number of Telkom’s ordinary shares or ADSs could cause the trading prices of Telkom’s ordinary shares and ADSs to decline.
As of June 30, 2006, Government of the Republic of South Africa owned 38.0% of Telkom’s issued and 39.8% of Telkom’s outstanding ordinary shares, plus the class A ordinary share, the Public
Investment Corporation owned 16.1% of Telkom’s issued and 16.9% of Telkom’s outstanding ordinary shares, which includes 7.5% of Telkom’s issued and 7.9% of Telkom’s outstanding shares acquired in the market, plus the class B ordinary share, and the Elephant Consortium owned 6.9%
of Telkom’s issued and 7.2% of Telkom’s outstanding ordinary shares. Telkom has adopted a management and employee incentive plan that provides for the issue or grant of up to 22,281,272 ordinary shares, of which 4,344,894 have been granted as of March 31, 2006. Sales of substantial amounts of shares by Telkom’s shareholders, or by Telkom, or the appearance that a large number of shares are available for sale, could cause the trading prices of Telkom’s ordinary shares and ADSs to decline. Telkom has entered into a registration rights agreement with the Government of the Republic of South Africa. Pursuant to the agreement, the Government has the right to cause Telkom to either effect a JSE public offering in South Africa, or register with the Securities and Exchange Commission all or part of their ordinary shares, or both.

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
The principal trading market for Telkom’s ordinary shares is the JSE. Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. In addition, as of March 31, 2006, only 2.6% of the 237,123,985 ordinary shares publicly traded were represented by ADSs trading on the NYSE. The limited liquidity of the ordinary shares and ADSs could depress the trading prices of the ordinary shares and ADSs and could limit your ability to sell a substantial number of ordinary shares or ADSs in a timely manner, especially by means of a large block trade.
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
Recent Developments
Liberalization of South African communications market
Licensing of the second national operator
In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator, SNO-T, that is
30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty)
Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. ICASA issued this license on December 9, 2005, however, SNO-T is not expected to commence business activities until the second half of the 2006 calendar year.
Underserviced areas licenses
A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%.
The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and has issued invitations to apply for licenses in the remaining 20. It is expected that further licenses will be issued in the 2006 calendar year.
Determinations by the South African Minister of Communications
In September 2004, the Minister of Communications issued determinations pursuant to which, since February 1, 2005:
• mobile cellular operators have been permitted to obtain fixed telecommunications links from parties other than Telkom;
• VANS operators and private network operators have been permitted to resell the telecommunications facilities that they obtain from Telkom;
• VANS operators have been permitted to allow their services for the carrying of voice, including voice-over internet protocol;
• Telkom is no longer the sole provider of facilities to VANS operators; and
• licensing for the provision of payphone services has been expanded.
These determinations are incorporated in the Electronic Communications Act.
Electronic Communications Act
In March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors that repealed the

Telecommunications Act. The bill, renamed the Electronic Communications Bill, was passed by the
Parliament of South Africa in December 2005 and signed by the President of South Africa on April 18,
2006. The Electronic Communications Act, No. 36 of 2005 came into effect on July 19, 2006. The
Electronic Communications Act aims to supplement or replace current sector specific legislation and change the market structure from a vertically integrated, infrastructure based, market structure to a horizontal, service based, technology neutral, market structure with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum. All existing licenses are to remain valid until converted to new licenses in line with the new licensing regime and regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result, Telkom’s licenses will be converted to new licenses in accordance with the new licensing regime. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will substantially increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.
See “–Regulation and License Requirements–Regulation–Overview.”
ICASA Act Amendment Bill
A bill amending the ICASA Act, No 13 of 2000, was passed by the Parliament of South Africa in
December 2005 and was signed by the President of South Africa and came into effect on July 19, 2006.
The amendment to the ICASA Act redefines and expands the powers of ICASA to control, in conjunction with the Electronic Communications Act, the communications market. The main provisions of the ICASA
Act amendments are the removal of the power of the Minister to approve regulations made by ICASA, increased power of ICASA to conduct enquiries and to enforce its rulings and the establishment of a
Complaints and Compliance Committee to assist ICASA in hearings and making findings on complaints and allegations of non-compliance with the Electronic Communications Act.
Carrier pre-selection
The Telecommunications Act mandated that fixed-line operators were required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. Regulations were only published on June 24, 2005 for the implementation of carrier pre-selection in two phases. In phase one, call-by-
call carrier pre selection must be implemented and must be provided by an operator within two months of it being requested by another operator. In phase two, fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator. Telkom had already conditioned its exchanges to handle call-by-call carrier pre-selection by
December 31, 2003. Telkom will not be able to fully implement carrier pre-selection until the SNO-T’s interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre-selection within ten months of it being requested.
Number portability
The Telecommunications Act mandated that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. A framework number portability regulation was published at the end of
2004 that generically provides for the introduction of fixed-to-fixed and mobile-to-mobile number portability. It is currently expected that Telkom will be required to provide “block” number portability in the 2006 calendar year and individual number portability later, but within 12 months from being requested by an operator. The full set of regulations for the implementation of fixed number portability, however, have not yet been published. Telkom has received a request from SNO-T to implement both
“block” and individual number portability and discussions on the implementation of the required inter-
operator systems are under way. Telkom will not be able to determine the time required to implement number portability until the functional specification regulations are published. On September 30, 2005,
ICASA published the number portability regulations and functional specifications for mobile number portability which requires that mobile number portability must be implemented by June 30, 2006.
ICASA and the cellular operators have been in consultation over the last ten months to agree to the functional and technical specifications to ensure compliance with the Telecommunications Act. As a result, mobile number portability is expected to be implemented in the 2007 financial year.
Telkom’s price control regulation
Regulations made under the Telecommunications Act impose a price cap on a basket of Telkom’s services and a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. Effective from
August 1, 2005 through July 31, 2008, the annual permitted percentage increase in revenues from both the whole basket and the residential sub-basket was lowered from 1.5% to 3.5% below inflation and
ADSL products and services have been added to the basket. In addition, draft regulations have been published for comment on the pricing and provision of ADSL services, which would, among other things, prohibit Telkom from charging monthly rental for providing ADSL service and limit Telkom to charging an installation fee for such service. See Item 3. “Key Information–Risk Factors–Risks
Related to Regulatory and Legal Matters–Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom’s revenue and net profit could decline if wholesale price controls are imposed on it.” and Item 4. “Information on the Company–Business Overview–Fixed-line Communications–Fees and Tariffs–Tariff rebalancing”
and Item 4. “Information on the Company–Regulation and License Requirements.”
Business Connexion offer
On April 4, 2006, Telkom announced its firm intention to make an offer to acquire the entire issued share capital of Business Connexion Group Limited, or BCX, other than the BCX shares held as treasury shares and, if the trustees of the BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust. Telkom has offered to acquire the outstanding options in BCX on the same terms and conditions as the offer for the shares. The offer would be implemented by way of a scheme of arrangement in terms of section 311 of the South African Companies Act, to be proposed by Telkom between BCX and its shareholders.
Telkom believes that the transaction will advance Telkom’s ongoing data strategy. In particular,
Telkom believes that the transaction will enhance Telkom’s ability to offer its customers end-to-end solutions across the information communications technology value chain. Telkom’s strength has to date been on information communications technology services relevant to its core connectivity proposition, managed network and internet access. BCX offers a complementary service offering.
Telkom believes that the transaction will enable Telkom to have a meaningful presence in the information technology services market extending its value chain with BCX’s capabilities in business application and support management, business process outsourcing and other information technology related complementary lines of business.
BCX has defined a strategy to expand into the communications arena and has been considering a relationship with a communications company to that effect. If the offer is successful, BCX is expected to continue to operate as a standalone or separate business unit within Telkom. BCX expects to retain and expand its service offering and service its clients with ongoing commitment.

Telkom’s offer is for the entire issued share capital of BCX at a cash consideration of R9.00 per share for an aggregate of R2.4 billion, including outstanding options. In addition, Telkom has agreed to
BCX paying a dividend of R0.25 per share following the scheme meeting, but prior to the implementation of the scheme. Furthermore, Telkom has agreed to BCX continuing to pay dividends in the ordinary course of business in line with its current policy to maintain a three times dividend cover ratio, excluding exceptional items, provided that such dividends do not materially alter the net cash position of BCX as of November 30, 2005, unless such diminution in cash occurred due to an increase in assets of BCX.
On June 12, 2006, BCX’s shareholders voted in favor of the scheme and on June 20, 2006, the
South African courts sanctioned the scheme, subject to the approval of the offer by the South African competition authorities, either unconditionally or subject to such conditions as may be acceptable to
Telkom by no later than December 15, 2006, or such later date as agreed between Telkom and BCX.
Telkom’s offer remains subject to the fulfilment, by no later than December 15, 2006, of the following conditions precedent:
• a certified copy of the order of court sanctioning the scheme being registered by the South
African Registrar of Companies;
• the approval of the offer by the South African competition authorities, either unconditionally or subject to such conditions as may be acceptable to Telkom; and
• the approval of the scheme by all regulatory authorities if and to the extent necessary, including the
South African Reserve Bank, the South African Securities Regulation Panel, the JSE and ICASA.
Telkom has also entered into and agreement with Gadlex (Pty) Limited pursuant to which it has the right to acquire an additional minority interest in Business Connexion (Pty) Limited, BCX’s major operating subsidiary, at the implied value of the offer for BCX, from a portion of Gadlex’s 25%
investment in Business Connexion (Pty) Limited. This agreement is subject to a number of conditions and may change.
Vodafone’s acquisition of an additional 15% beneficial interest in Vodacom
On April 20, 2006, Vodafone acquired 100% of the shares of VenFin Limited, who ultimately owned 15% in Vodacom, thus increasing its beneficial interest in Vodacom to 50%.
Vodacom’s acquisitions
Vodacom acquired a 51% stake in Cointel VAS (Pty) Limited, or Cointel, for approximately
R84.3 million on August 1, 2005. Cointel’s core business is providing value added and m-commerce services to the telecommunications industry.
An offer to acquire the cellular business of Africell Cellular Services (Pty) Limited, or Africell, an
exclusive Vodacom dealer in South Africa, was accepted on April 6, 2006. The acquisition is subject to a number of conditions, including approval by the South African Competition Commission.
Vodacom‘s change in South African definition of active customers
Vodacom’s South Africa operations historically defined active customers as customers with a SIM card that had revenue generating activity in the three months leading up to the reporting date. Up to mid June 2006, calls forwarded to voicemail were regarded as revenue generating activity and such
SIM cards were classified as active customers. An analysis of the customer base, based on a statistical sampling, has revealed that a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity. The majority of such messages are never retrieved by the customer. Vodacom estimates that these SIM cards have an ARPU of less than R1 per month, which is below the cost of maintaining such SIM cards on the network.

Vodacom has therefore decided to change its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity. Such SIM cards would be disconnected from the network after being inactive for a 215 consecutive day period in accordance with Vodacom South Africa’s current disconnection policy. The retrieval of a voice message by a customer is classified as a revenue generating activity.
Based on statistical analyses, Vodacom estimates that approximately 3.5 million affected pre-paid
SIM cards included in Vodacom South Africa’s customer base on June 30, 2006 will be deleted by
December 31, 2006. It is also expected that monthly churn from July 2006 onwards would increase as a result of the activity rule change.
Agreement with SAVVIS
In July 2006, Telkom and SAVVIS Inc, a NASDAQ listed provider of IT infrastructure services for business applications, signed a strategic collaboration agreement to work on business growth opportunities. Under the terms of the agreement, Telkom will provide SAVVIS’ utility computing and managed hosting services to its customers, including local businesses and global organizations with operations in South Africa. This alliance is also expected to enable Telkom South Africa to provide SAVVIS with network services into this region. The collaboration is part of a strategic move by Telkom to continue to deliver increased value to the business community in South Africa and is expected to enable Telkom to provide its customers with leading technologies.
Appointment of new CEO
On August 17, 2005, the Telkom board announced the appointment of Mr. Papi Molotsane as the new chief executive officer of Telkom with effect from September 1, 2005.
Historical Background
Prior to 1991, the former Department of Posts and Telecommunications of South Africa provided telecommunications and post office services in South Africa on an exclusive basis. In 1991, the
Government of South Africa transferred the entire telecommunications enterprise of the Department of
Post and Telecommunications of South Africa to a new entity, Telkom, as part of a commercialization process intended to liberalize certain sectors of South Africa’s economy. Between 1991, when Telkom was incorporated and 1996, when the South African Telecommunications Act was enacted, we were the exclusive provider of public switched telecommunications services, including international voice services in South Africa, acting pursuant to the now repealed South African Post Office Act, 44 of
1958. Telkom remained a wholly state owned enterprise until May 14, 1997, when the Government of
South Africa sold a 30% equity interest in Telkom to Thintana Communications LLC, a Delaware
limited liability company, 60% beneficially owned by SBC Communications, Inc. and 40% beneficially owned by Telekom Malaysia S.D.N. Berhard.
As part of the sale to Thintana Communications, the then Minister of Posts, Telecommunications and Broadcasting of South Africa entered into an agreement with Thintana Communications under which Thintana Communications undertook significant operational and managerial responsibilities and acquired the ability to exercise effective operational and managerial control over us until May 2002.
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
On March 7, 2003, we completed our initial public offering and listing on the JSE and NYSE, pursuant to which the Government of South Africa sold a total of 154,199,467 ordinary shares, including 14,941,513 ordinary shares through the exercise of an over-allotment option.
BUSINESS OVERVIEW
Business Summary
Telkom is one of the largest companies registered in South Africa and one of the largest communications services provider on the African continent based on operating revenue and assets.
We had consolidated operating revenue of R47.6 billion ($7.7 billion), profit for the year attributable to the equity holders of Telkom of R9.2 billion ($1.5 billion) and cash flow from operating activities of
R9.5 billion ($1.5 billion) in the year ended March 31, 2006 and we had total assets of R57.5 billion
($9.4 billion) and equity attributable to the equity holders of Telkom of R29.2 billion ($4.7 billion) as of
March 31, 2006. As of March 31, 2006, we had approximately 4.7 million telephone access lines in service and 99.9% of our telephone access lines were connected to digital exchanges. We offer business, residential and payphone customers a wide range of services and products, including:
• fixed-line voice services, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice over internet protocol services, subscription based value-added voice services and customer premises equipment rental and sales;
• fixed-line data services, including domestic and international data transmission services, such as point to point leased lines, ADSL services and packet-based services, managed data networking services and internet access and related information technology services;
• directory and wireless data services through our Telkom Directory Services and Swiftnet subsidiaries, respectively; and
• mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom.
Vodacom is our mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 58% as of March 31, 2006 based on total estimated customers. Vodacom had
23.5 million customers as of March 31, 2006, of which 19.2 million were in South Africa. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic
Republic of the Congo and Mozambique. Vodacom had consolidated revenue of R34.0 billion
($5.5 billion), net profit attributable to equity shareholders of R5.0 billion ($815 million) and cash flow from operating activities of R4.5 billion ($732 million) in the year ended March 31, 2006 and total assets of R24.8 billion ($4.0 billion) and equity attributable to equity holders of Vodacom of R8.4 billion ($1.4 billion) as of March 31, 2006.

Our Competitive Strengths
We believe that we are well-positioned to strengthen our business and successfully meet future competition based on the following:
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
• placed customer-centricity at the core of our corporate strategy and refocused our emphasis from a traditional communications organization to a customer-centric organization;
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
• improved the efficiency and quality of our network, including commencing the evolution of our fixed-line network to a next generation network with an enhanced internet protocol service capability;
• improved distribution channels through the launch of TelkomDirect and enhanced Vodashop distribution and improved our online distribution channel by offering fully automated purchasing and provisioning of TelkomInternet via the telkomsa.net website; and
• enhanced the value proposal to our customers by launching packages, such as PC bundle and
Telkom Closer.
We have a fully digital fixed-line network that provides service to every major urban area in
South Africa.
We believe our extensive digital fixed-line network places us in a strong position to compete with new providers of communications services as it enables us to sell value-added voice and data services. Since 1997, we have:
• modernized our fixed-line network, completed our fixed-line line roll-out program and, as of
March 31, 2006, had 99.9% of our telephone access lines connected to digital exchanges;
• modernized and enhanced our fixed-line network’s resiliency and performance through the deployment of synchronous digital hierarchy managed self-healing optical fiber rings and by increasing our use of optical fiber;
• deployed a national network operations center with the ability to proactively monitor our network and offer managed data networking services to global and corporate customers;
• deployed a national business solution center alongside our national network operations center and our data center which provides Telkom with a centralized information technology backbone;

• invested in the South Atlantic Telecommunications Cable-3/West African Submarine Cable/South
Africa Far East, or SAT-3/WASC/SAFE, submarine cable system, which provides increased fiber optic transmission capability between South Africa and international destinations;
• enhanced our core and access network to meet increased demand for broadband services such as xDSL;
• supplemented our fixed line access network with point to multipoint wireless access and WiFi;
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
• successfully introduced a full range of private branch exchange, or PABX, systems sourced from LG Electronics, with the capability to integrate with IP and DSL technologies.
We have a highly qualified management team.
We have appointed a high quality management team. We believe our management team and employees have the required experience and knowledge to execute our business strategy in the face of increased competition. Rapidly changing technology, increasing specialization requirements and capacity gaps necessitate ongoing development and training. Telkom continues to invest significantly in its employees to ensure that the appropriate business skills are available to meet customer requirements. Telkom has developed detailed plans to identify high potential individuals within the company who can be developed for future senior management positions to ensure all future employee requirements are met. Telkom has demonstrated the strength of its succession and retention plans by appointing approximately 80% of senior management vacancies from within the company, utilizing the existing skills and potential of its current employee base.

Vodacom is the leading South African mobile communications network operator with strong brand recognition, extensive network coverage and distribution channels.
Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 58% as of March 31, 2006 based on total estimated customers.
Vodacom has an extensive network that covers approximately 97.5% of South Africa’s population based on the last official census conducted in 2001 and approximately 69.4% of the total land surface area of South Africa as of March 31, 2006. Vodacom has a broad distribution network consisting of
Vodacom owned shops and sales forces and independent dealers, franchises, national chains and
Vodacom Direct shops as well as an extensive informal distribution channel servicing primarily the emerging market.
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
Vodacom benefits from an experienced and long-serving management team complemented by its experienced international and local shareholders, Vodafone and us.
Vodacom has an experienced, long-serving management team with a record of innovation as the first commercial 3G network operator in South Africa, the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial roaming based on the Global System for Mobile, or GSM, communications technology is available. Vodacom was also the first South African mobile communications network operator to provide nationwide coverage in South Africa.
Vodacom benefits from the financial, operational and managerial expertise of its shareholders,
Vodafone and us. Vodacom has an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services, such as the Vodafone Mobile Connect Card
Vodafone live!, Mobile TV and BlackBerry®. Vodacom’s alliance with Vodafone also provides
Vodacom access to Vodafone’s global research and development, High Speed Downlink Packet
Access or HSDPA, which enhances 3G data speeds, and access to Vodafone’s marketing and buying powers.
Our Group Strategy
Our vision is to be a leading customer and employee centered information and communications technology, or ICT, solutions service provider. We are focused on balancing the needs of all stakeholders while seeking long term sustainable and profitable growth. Our commitment to the socio-economic transformation of South Africa underpins this strategy.
In seeking to sustain the creation of value in response to developments in our dynamic market environment, our management has implemented certain shifts in our strategic emphasis. We are increasing our focus on customers and employees, while continuing to balance the needs of all stakeholders.

We intend to focus on the following primary imperatives to support growth:
• Enhancing customer satisfaction through customer centricity;
• Retaining revenue and generating growth;
• Evolving our fixed-line network to a next generation network in order to support profitable growth through prudent cost management;
• Engaging Telkom’s employees;
• Repositioning Telkom stakeholder management to create healthy relationships with all stakeholders; and
• Capitalizing on the growing mobile communications market in South Africa and other African markets through Vodacom.
Enhancing customer satisfaction through customer centricity
Telkom’s goal is to develop a customer-centric culture that permeates its entire organization through people, processes and systems, with the objective of making Telkom the customer’s service provider of choice in the ICT market. In this regard, Telkom is aiming to improve its ratings in the
South African Customer Survey Index performance year-on-year. Telkom’s strategy in this area is to:
– introduce a companywide customer centric corporate culture;
– focus on customer facing staff to ensure they have the appropriate skills to deliver excellent customer service;
– review organization and work design to support and enable customer centricity;
– closer align rewards and recognition programs to customer centricity; and
– improve customer service.
Retaining revenue and generating growth
Telkom is pursuing growth opportunities beyond South African borders and is developing new offerings in its rapidly transforming market in order to counter and maintain diminishing revenue streams with new ones. Telkom’s aim is to minimize the impact of competition from existing or new entrants and penetrate new markets to supplement diminishing revenue streams. Telkom’s main focus will be to:
– aggressively grow data and converged internet protocol services;
– grow DSL penetration by focusing on price, content, speed and channels;
– develop and increase penetration of internet protocol and voice over internet protocol solutions;
and
– grow annuity income by increasing sales of bundled product and service packages.
To ensure effective delivery of end-to-end service offerings and customer-specific solutions,
Telkom intends to continuously assess the viability of developing alliances, partnerships, mergers and acquisitions with other leading players. Telkom will also seek group strategies to support its revenue retention and growth strategies. Telkom’s focus will be in the following two areas:
– increasing synergies with Vodacom; and
– pursuing information technology acquisition opportunities.

Telkom is also seeking new value enhancing opportunities outside South Africa and the African continent to achieve continued growth. Telkom is pursuing the following primary opportunities:
– fixed/mobile;
– fixed only;
– mobile only;
– internet service provider services;
– data and broadband services; and
– value added network service provider services.
Telkom will seek to consider the following investment strategies when opportunities arise:
– strategic equity partnerships;
– acquisitions;
– joint ventures;
– management contracts; and
– acquisition of new licenses.
Evolving our fixed-line network to a next generation network in order to support profitable growth through prudent cost management
Telkom is seeking to evolve its network, operating support systems, information technology and skills fit to a next generation network in order to support its growth strategy, while expanding existing services and applying continuing prudent cost management. Telkom is adopting an evolutionary approach through incremental rollout of a next generation network gradually evolving from its legacy networks. Telkom’s objectives and goals for 2010 are to:
– attain an information communications technology – capable next generation network;
– materially migrate to an internet protocol based next generation network to enable Telkom to provide a new range of services and converged voice, data and video products as a means of generating incremental revenues; and
– consolidate its network to create opportunities for cost savings.
Telkom believes that its next generation network strategy will enable it to:
– offer new products, services and features based on broadband delivered over a next generation network, thereby creating new sources of revenue;
– remain competitive in a rapidly growing market, where new next generation network - based services are created and offer faster time to market;
– migrate towards a network with reduced network infrastructure, thereby minimizing long-term capital expenditure and operating expenditure; and
– retain revenue for products, services and features delivered over its current network.
Engaging Telkom’s people
Telkom is developing programs designed to enhance employee satisfaction in order to sustain a culture of engagement with its people. Telkom is focusing on:
– improving its employee engagement in order to become an employer of choice;
– improving performance and productivity;
– building its employee competencies and enhancing its leadership capabilities; and
– transforming towards a customer centric corporate culture.

Repositioning Telkom stakeholder management to create healthy relationships with all stakeholders
Telkom is seeking to effectively manage stakeholder relationships as it believes they are critical to corporate reputation management. Telkom’s strategic objective and goals for 2010 are to:
– implement a coherent framework to reposition Telkom’s stakeholder management in order to create healthy relationships and improve Telkom’s reputation; and
– improve stakeholder management and effectively manage stakeholder risk, with particular emphasis on regulatory risk.
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
– Achieve sustainable growth in profits and cash flows. Vodacom will continue to strive for growth in profits and cash flows by growing customer numbers, while carefully managing its existing customer base, customer acquisition and retention costs, capital expenditures and operating expenses. During previous years Vodacom has sought to streamline its relationships with its customers by increasing direct ownership of service providers. In the 2006 financial year it extended its service provider agreements with independent service providers for a further period of five years. In addition, on April 16, 2004, Smartphone SP (Pty) Limited, or Smartphone,
Vodacom’s 51% owned subsidiary, purchased an 85.75% equity stake in Smartcom (Pty)
Limited, or Smartcom, and on February 1, 2005, Vodacom acquired the contract customer base, dealer agreements and five employees of Tiscali (Pty) Limited, or Tiscali. As of March 31, 2006,
Vodacom directly controlled 83.5% of its contract customers and 99.3% of its prepaid customers in South Africa. Vodacom also acquired a 51% stake in Cointel for approximately R84.3 million, on August 1, 2005. Cointel’s core business is providing value added and m-commerce services to the telecommunications industry. An offer to acquire the cellular business of Africell, an exclusive Vodacom dealer in South Africa, was accepted on April 6, 2006. The acquisition is subject to a number of conditions including approval by the South African Competition Commission.
– Expand data products. Vodacom intends to seek to continue to increase its revenue and profits by continuing to expand its range of offerings of value added data and content services over its network, such as multimedia messaging services, information and banking services and location based services through alliances with content service providers, while remaining focused on its core mobile business. Vodacom launched the first commercial 3G network in South Africa in
December 2004. Vodacom also entered into an alliance with Vodafone, pursuant to which
Vodacom is able to market Vodafone branded products and services, including the Vodafone
Mobile Connect Card, Vodafone live!, Mobile TV and BlackBerry®. Vodacom also launched
Vodafone World, which is Vodacom’s new roaming price structure.
– Increase revenue from other African operations. Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations in Africa, and by selectively acquiring additional mobile licenses or operators in other African markets in the future, focusing primarily on countries in sub-Saharan Africa that have stable economic and political conditions and good prospects for growth, market leadership and profitability. In its other African operations, Vodacom seeks to gain majority ownership, develop strong local partnership relationships and, if possible, obtain non-recourse financing. Vodacom’s revenue from other
African operations increased 30.8% in the year ended March 31, 2006 to R3.0 billion and 51.1%
in the year ended March 31, 2005 to R2.3 billion from R1.5 billion in the year ended March 31,
2004, 50% of which is included in the Telkom Group’s revenue.

Fixed-line Communications
Overview
Our fixed-line segment is our largest business segment and includes our fixed-line voice, data, directory services and wireless data services businesses. Our fixed-line services consist of:
• fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines, including ISDN lines, and the sale of subscription based value-
added voice services and customer premises equipment rental and sales;
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
Products and services
Subscriptions and connections
We provide postpaid, prepaid and private payphone customers with digital and analog fixed-line access services, including PSTN lines, ISDN lines, and wireless access between a customer’s premises and our fixed-line network. Each analog PSTN line includes one access channel, each basic
ISDN line includes two access channels and each primary ISDN line includes 30 access channels.
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
We target our prepaid service mainly at first time home phone customers who do not have sufficient credit history and are located in areas where we can provide access to our network without significant additional investment. Customers who have previously had their telephone service disconnected due to non-payment are also encouraged to migrate to our prepaid service option in order to reduce future non-payments while satisfying demand for our services.
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
We provide payphone services throughout South Africa. As of March 31, 2006, we operated approximately 157,422 public payphones and approximately 8,024 private payphones, of which approximately 42% were coin operated and combination payphones and the remainder were card operated payphones.

The following table sets forth information regarding our postpaid and prepaid lines and payphones as of the dates indicated, excluding our internal lines:
As of March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
(in thousands, except percentages)
Postpaid PSTN
(1)
3,048
3,006
2,996
(1.4)
(0.3)
Business
1,377
1,386
1,412
0.7
1.9
Residential
1,671
1,620
1,584
(3.1)
(2.2)
Prepaid PSTN
856
887
854
3.6
(3.7)
ISDN channels
601
664
693
10.5
4.4
Payphones
(2)
175
169
165
(3.4)
(2.4)
Total fixed access lines
(3)
4,680
4,726
4,708
1.0
(0.4)
(1) Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.
(2) Includes public and private payphones.
(3)
Total fixed access lines are comprised of PSTN lines, including ISDN channels, and public and private payphones, but excluding internal lines in service. Each analog PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels.
The following table shows information related to the number of our fixed access lines in service, net line growth and churn for the periods provided. Churn is calculated by dividing the number of disconnections by the average number of fixed access lines in service during the period.
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
(in thousands, except percentages)
Opening balance
4,709
4,680
4,726
(0.6)
1.0
Net line growth
(29)
46
(18)
n/a
n/a
Connections
804
675
615
(16.0)
(8.9)
Disconnections
(833)
(629)
(633)
(24.5)
0.5
Closing balance
4,680
4,726
4,708
1.0
(0.4)
Churn (%)
17.7
13.4
13.4
(24.3)
0.0
Connections include new line orders resulting primarily from changes in service and, to a lesser extent, new line roll-out. Disconnections include both customer initiated disconnections and Telkom initiated disconnections. Included in disconnections and churn are those customers who have terminated their service with Telkom and subsequently subscribed to a new service with Telkom as a result of relocation of premises or change of subscription to a different type of service. The decrease in churn in the year ended March 31, 2005 is directly related to the lower level of disconnections, real estate development contracts in affluent areas, marketing campaigns and lengthened prepaid suspension time.
In the 2006 financial year Telkom continued to focus on customer retention through discounted offers, relaxation of credit management policies and targeted marketing campaigns, including Project
Reconnect and Project JIKA, which were launched to stem line loss. Telkom continues to focus on offering value-for-money, by launching packages like PC bundle and Telkom Closer. Although these campaigns have been highly successful, Telkom’s line base declined by 0.4% in the 2006 financial year. The decrease in the number of subscriber lines in the 2006 financial year was mainly in the lower revenue generating areas such as residential postpaid PSTN lines and prepaid PSTN lines, partially offset by an increase in ISDN channels and business postpaid PSTN lines. The decrease also includes approximately 5,800 lines that migrated from ISDN Basic Rate to ADSL, which amounted to a net loss of approximately 5,800 channels because ISDN Basic Rate lines include two channels, while ADSL service includes only one channel. The higher revenue generating areas, such as corporate and business lines, showed a positive growth of 3.7% in the 2006 financial year.
The decrease in the number of residential postpaid PSTN lines in the 2006 financial year was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections. The increase in ISDN channels and ADSL services was primarily driven by increased demand for higher bandwidth and functionality. This together with the expansion of
DSL 192, which was launched in February 2005, and DSL 1024, which was launched in
September 2005, added to the positive growth in ADSL services in the 2006 financial year.
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
The increase in the number of subscriber lines in the 2005 financial year was mainly as a result of fewer disconnections than in the prior year and increased ISDN, prepaid PSTN lines and business postpaid PSTN lines, partially offset by lower residential postpaid PSTN lines and lower connections.
The decrease in the number of residential postpaid PSTN lines in the 2005 financial year was primarily as a result of customer migration to mobile and data services and our prepaid PSTN service and lower connections, partially offset by lower disconnections. The increase in the number of postpaid ISDN channels was driven by increased demand for higher bandwidth and functionality. The increase in prepaid lines was mainly due to our increased marketing efforts for our prepaid telephone services, particularly to first-time residential customers with inadequate or no credit histories, and postpaid customers encouraged to migrate to prepaid services due to late payments and credit difficulties.
We also offer telecommunications equipment rentals and sales, such as telephones and private branch exchange systems, or PABX systems, related post-sales maintenance and service for residential and business customers in South Africa. The market in South Africa for such equipment and systems, commonly known as customer premises equipment, is characterized by high competition and low profit margins. We believe, however, that the supply and servicing of customer premises equipment is an essential element of providing a full service to our customers.
Traffic
We offer local, long distance, fixed-to-mobile, international outgoing and international voice over internet protocol services to business, residential and payphone customers throughout South Africa at tariffs that vary depending on the destination, distance, length, day and time of call. Local traffic services are for calls made to destinations less than 50km from origination. Long distance traffic services are for calls made to national destinations greater than 50km from origination. We provide international outgoing telephone services, including both voice and data traffic. We provide direct international dialing access to approximately 230 destinations. In the 2004 financial year, we launched a voice over internet protocol product to customers operating international call centers.

The following table sets forth information regarding our fixed-line traffic, excluding interconnection traffic, for the periods indicated. We calculate fixed-line traffic by dividing fixed-line traffic revenues for the particular category by the weighted average tariff for such category during the relevant period.
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
(in thousands, except percentages)
Local
(1)
20,547 19,314 18,253 (6.0) (5.5)
Long distance
(1)
4,616 4,453 4,446 (3.5) (0.2)
Fixed-to-mobile 3,980 3,911 4,064 (1.7) 3.9
International outgoing 427 415 515 (2.8) 24.1
International voice over internet protocol
25
89
83
256.0
(6.7)
Total traffic
29,595
28,182
27,361
(4.8)
(2.9)
(1)
Local and long distance traffic includes internet dial-up traffic.
Traffic was adversely affected in both the 2006 and 2005 financial years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dial-up internet traffic being substituted by our ADSL service, as well as the decrease in the number of residential postpaid PSTN lines and increased competition in our payphone business.
Interconnection services
We provide interconnection services to the three mobile operators, Vodacom, MTN and Cell C, and certain other entities that lawfully provide licensed telecommunications services in South Africa consisting of call termination and call transit, as well as access, through our network, to other services, including FreeCall 080, ShareCall 0860 and HomeFree, emergency services and directory enquiry services. We will also be required to provide interconnection services to the second national operator and to other licensees.
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
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
(in thousands, except percentages)
Domestic mobile interconnection traffic 2,159 2,206 2,299 2.2 4.2
International interconnection traffic 1,188 1,318 1,355 10.9 2.8
Total
3,347
3,524
3,654
5.3
3.7

Domestic mobile interconnection traffic includes traffic from mobile operators terminating on our network, international outgoing calls from mobile networks and access to other services such as emergency services and directory enquiry services. The increase in domestic mobile interconnection traffic in the years ended March 31, 2006 and 2005 was primarily due to an overall increase in mobile calls as a result of growth in the mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.
International interconnection traffic consists of international termination traffic and international hubbing traffic. In the year ended March 31, 2006, international interconnection traffic increased primarily due to volume discounts and a settlement in the 2006 financial year preventing an illegal operator from carrying international incoming traffic. In the year ended March 31, 2005, international interconnection traffic increased mainly as a result of more traffic terminating on our network due to increased activity of callback operators.
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
Leased lines. We provide national and international leased lines in South Africa. Leased lines are fixed connections between locations, which are secure and exclusive to the user, and are mainly used for high volume data or multimedia transmission. Leased lines are our principal data transmission service and include Diginet, Diginet Plus and Megaline services. We also provide leased lines to broadcasters for audio and video services. Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the leased line. Leased line charges have decreased in both the 2006 and 2005 financial years and we expect that competition may increase pressure on prices in the future.
With the growth in traffic carried on the mobile networks, a need was identified for the deployment within these networks of transmission links with transmission speeds higher than the
2 Mbps provided by existing agreements. We entered into broadband fixed link leasing agreements with Vodacom and MTN in the 2004 financial year and with Cell C in the 2005 financial year.
These agreements offer speeds of 45 Mbps and 155 Mbps and include formalized service level agreements and a term and volume discount structure, as a counter to the competitive challenges that are expected to occur in this area of the business.

The following table sets forth the bandwidth capacity of our Diginet, Diginet Plus, ATM Express and broadcasting data transmission services:
Leased Line
Bandwidth
Diginet
2.4 Kbps to 64 Kbps
Diginet Plus
128 Kbps to 2 Mbps
ATM Express
2 Mbps to 155 Mbps
Broadcasting
Analogue audio
7.5 or 15KHz
Analogue video
70 MHz
Digital
2 Mbps to 155 Mbps
ADSL Services. ADSL allows the provisioning of high speed connections over existing copper wires using digital compression. We have different ADSL services available, aimed at the distinct needs of our customers. The following table indicates our product offerings as of March 31, 2006:
HomeDSL    HomeDSL     HomeDSL     HomeDSL
BusinessDSL BusinessDSL
192
384
512
1024
512
1024
Downstream speed 192 Kbps 384 Kbps 512 Kbps 1024 Kbps 512 Kbps 1024 Kbps
Upstream speed 64 Kbps 128 Kbps 256 Kbps 256 Kbps 256 Kbps 256 Kbps
We also offer ADSL packages, including a free modem, with a 24 month contract. The
HomeDSL 512 and HomeDSL 384 are also available in packages, branded HomeDSL 512 Premium and HomeDSL 384 Supreme, which are bundled with line rental and include a free modem, free
Callmore voice minutes and other value added services such as free WiFi minutes on a 24 month contract.
Packet-based services. Packet-based services are based on a statistical multiplexing technique that allows customers to share bandwidth more cost effectively based on a virtual private network concept. Our packet-based services include packet-switched services (X.25), frame relay services, asynchronous transfer mode (ATM) services and internet protocol (IP) services.
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
Our frame relay service, branded as Frame Express, is a high speed open protocol that is more efficient than X.25 packet-switching and is well suited for data intensive applications, such as connecting local area networks. Instead of leasing high capacity lines in order to accommodate occasional or intermittent high data volumes, customers using frame relay pay for capacity sufficient to satisfy their average requirements with the flexibility to use more than average capacity during peak periods. Frame relay based services currently account for a relatively larger percentage of our data transmission service revenue. Growth in frame relay based services is however declining as a result of the industry trend to provide all new solutions based on internet protocol. Our internet protocol based solutions also cater for the growing number of applications that require the speed and flexibility of more advanced technologies.
Our asynchronous transfer mode based services include ATM Express, which we launched in
2002, and Megaline Plus. ATM Express provides digital transmission services for wide area networks at speeds from 2 megabits per second up to 155 megabits per second. ATM Express provides a medium for companies to transmit high volumes of information at high speeds over their wide area network with high quality and reliable connections. Voice, video and data applications can be supported simultaneously over a connection. Megaline Plus is a broadband service providing for the carrying of voice, video and data at a constant bit rate across our asynchronous transfer mode network. ATM Express and Megaline Plus serve as an integral component of our integrated virtual private network service offering that allows for the convergence of voice, data, video, e-commerce and web services across a single access medium over our network. We expect our asynchronous transfer mode based service revenue to grow as a result of customers’ growing demand for bandwidth, flexibility and reliability.
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
Managed data networking services
Our managed data networking services combine our data transmission services discussed above with active network management provided from our state-of-the-art national network operations center. We offer a wide range of integrated and customized networking services, including planning, installation, management and maintenance of corporate wide data, voice and video communications networks, as well as other value-added services, such as capacity, configuration and software version management on customers’ networks. To support our service commitment, we offer guaranteed service level agreements on a wide range of our products, which include guaranteed availability, or uptime, of the network through the use of our national network operations center.
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
As of March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
Terrestrial based 4,794 6,425 9,492 34.0 47.7
Satellite-based 4,267 5,536 7,395 29.7 33.6
Total managed network sites
9,061
11,961
16,887
32.0
41.2
Global services
Our portfolio of global international products consists of a number of different products. We have international private line circuits, which are our Diginet equivalent to international destinations with bandwidths ranging from 2.4 Kbps up to 155 Mbps. The international private line circuits use both cable infrastructures, such as submarine cables, or satellite infrastructure. This product is complimented by our three global alliances with Infonet, Equant and BT, which are used to offer customers connectivity based on these companies’ global networks. Our global alliances have coverage throughout the world and it is easier for customers to use them from an ordering, installation and support point of view, as they have physical presence or formally appointed partners in each country. Due to the packet-based nature of these global networks, the cost efficiencies inherent in these networks can be passed on to customers to ensure more affordable services.
Internet access services and other related information technology services
We are one of the leading internet access providers in South Africa in the retail and wholesale internet access provision markets. We also package our TelkomInternet product with personal computers, ADSL and ISDN services, as well as our satellite access products, SpaceStream Express and SpaceStream Office.
Our South African internet eXchange, or SAIX, is South Africa’s largest internet access provider offering dedicated and dial-up, ADSL and satellite internet connectivity to internet service providers and value added network providers. SAIX has offered fixed-line network internet access through dial-up service since 1995. SAIX derives revenue for its access services primarily from subscription fees paid by internet service providers and value added network providers for access services.
The SAIX customer base has expanded beyond only service providers and value added network providers, and now includes Vodacom and other operators in Africa. These include incumbents in
Mozambique, Namibia, Angola, Zimbabwe and Lesotho.
In the retail market, TelkomInternet offers a range of internet services to residential and business customers. These services include analog and ISDN dial-up services, ADSL services, TelkomInternet powered by Satellite services and dedicated internet access services. The access services are complemented by a range of value-added services, including e-mail services, domain name services and hosting services. All TelkomInternet access bundles include e-mail services, Web based e-mail access, anti-virus and anti-SPAM services, exclusive content through our TelkomInternet web site and
24 hour technical support services.
In October 2003, Telkom launched full commercial service of a broadband based internet access powered by satellite. It is a Vsat product offering that allows effective sharing of the satellite platform making the service more affordable. Following the successful introduction of TelkomInternet via satellite, Telkom expanded its SpaceStream Express product into Africa branded as SpaceStream
Africa.
In July 2005, TelkomInternet introduced a range of internet access and personal computer bundles to the consumer market. These bundles included a personal computer, internet access, internet call minutes, and various traditional Telkom services. During this year TelkomInternet also introduced toll free technical support.
The following table sets forth information regarding our wholesale and retail internet services and customers as of the dates indicated.
As of March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
Wholesale
Internet leased lines-equivalent 64kbps
7,588 13,470 16,832 77.5 25.0
Dial-up ports 14,329 15,375 12,889 7.3 (16.2)
Retail
Internet dial-up subscribers
142,208 202,410 228,930 42.3 13.1
Internet ADSL subscribers 8,559 22,870 53,997 167.2 136.1
Internet satellite subscribers 192 1,427 1,981 643.2 38.8
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
Directory and other services
Directory services. We own 64.9% of Telkom Directory Services, the largest directory publisher in
South Africa providing white and yellow pages directory services and electronic white pages. In the year ended March 31, 2006, Telkom Directory Services published approximately 7.5 million white and yellow directories. Telkom Directory Services also provides electronic yellow pages and value added content through full color advertisements. Telkom Directory Services has improved the accessibility and distribution of directories through door-to-door delivery and electronic media. We also provide national telephone inquiries and directory services.
Wireless data application services. We own 100% of Swiftnet, which operates under the name
Fastnet Wireless Service. Fastnet is a wireless network providing asynchronous wireless access on our X.25 network, Saponet-P, to its customer base. This service has been expanded by Swiftnet to offer a GPRS driven solution using a dual sim card allowing the customer to roam on both the
Vodacom and MTN GPRS South African networks. Services include retail credit card and check point of sale terminal verification, telemetry, security and vehicle tracking.
Fees and tariffs
Tariff rebalancing
We made significant progress in rebalancing our fixed-line tariffs. Telkom’s tariff rebalancing program was historically aimed at better aligning its fixed-line traffic charges with underlying costs and international norms. As a result of its efforts, the ratio of tariffs for long distance calls to all destinations over 200 km compared to tariffs for local calls declined from 13.2:1 as of March 31, 1997 to 2.7:1 as of March 31, 2002. In the future, Telkom expects that its tariff rebalancing will focus more on the relationship between the actual costs and tariffs of subscriptions and connections and traffic in order to more accurately reflect underlying costs.
Regulations made under the Telecommunications Act impose a price cap on a basket of Telkom’s services, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our Diginet product; and our
Megaline product. A similar cap applies to a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mb/s of capacity and the rental and installation of business exchange lines. Approximately 80% of Telkom’s operating revenue in the year ended March 31, 2005 was included in this basket, compared to approximately 66% of Telkom’s operating revenue in the year ended March 31, 2006. The reason for the decrease was due to a change in methodology of the amount included in the basket for purposes of our filing with ICASA in the 2006 financial year to exclude the mobile termination fees for fixed-to-mobile calls. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. The price cap operates by restricting the annual percentage increase in revenues from all services included in the basket that are attributable solely to price changes to annual inflation, measured by changes in the consumer price index, less a specified percentage.
Historically, the annual permitted percentage increase in revenues from both the whole basket and the residential sub-basket was 1.5% below inflation. Effective from August 1, 2005 through
July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-
basket can be increased by more than 5% above inflation except where specific approval has been received from ICASA. Draft regulations have also been published for comment on the pricing and provision of ADSL services, which would, among other things, prohibit Telkom from charging a monthly rental for providing ADSL service and limit Telkom to charging only an installation fee for such service.
ICASA approved a 2.2% increase in the overall tariffs for services in the basket effective January
1, 2004, a 0.2% increase in the overall tariffs for services in the basket effective January 1, 2005 and a 3.0% reduction in the overall tariffs for services in the basket effective September 1, 2005. Due to a delay in the finalization of the tariff regulations, ICASA allowed us to implement our new tariffs effective September 1, 2005. In line with Telkom’s strategy of delivering excellent service to customers at competitive prices, on June 5, 2006 Telkom announced average price reductions on its regulated basket of products and services of 2.1%, effective August 1, 2006. As a result, from August 1, 2006, the following price changes will be effective:
• ADSL rental 24% average decrease
• Local call charges No change
• Long distance call charges 10% decrease
• International call charges 10% average decrease
• Data products 9% average decrease
• Subscription: analog line rental 8% average increase
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
Subscription and connection tariffs
We provide reduced installation charges to most packaged services and provide discounts for other customer specific solutions. In order to attract high volume corporate and business customers we offer volume and term programs on certain data products that fix rates at the lower of the prevailing rates or the rate at the time of the contract. We also offer term discounts on our ISDN primary service.

The following tables show our subscriptions and connections tariffs as of January 1, 2004,
January 1, 2005 and September 1, 2005 and our proposed tariffs as of August 1, 2006 based on our tariff filing with ICASA in June 2006.
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
Business
Installation
291.60 n/a 409.00 22,026.00
Monthly rental 115.65 n/a 230.50 3,469.60
Residential
Installation
291.60 168.40 409.00 n/a
Monthly rental 87.05 54.00 195.90 n/a
As of September 1, 2005
PSTN
PSTN
ISDN2
ISDN30
Postpaid
Prepaid
Basic
Primary
(ZAR, including value-added tax)
Business
Installation
316.10 n/a 443.35 23,876.00
Monthly rental 122.60 n/a 230.50 3,677.87
Residential
Installation
316.10 182.50 443.35 n/a
Monthly rental 92.28 57.25 195.90 n/a
As of August 1, 2006
PSTN
PSTN
ISDN2
ISDN30
Postpaid
Prepaid
Basic
Primary
(ZAR, including value-added tax)
Business
Installation
342.30 n/a 480.10 25,855.30
Monthly rental 132.75 n/a 230.50 3,982.59
Residential
Installation
342.30 197.60 480.10 n/a
Monthly rental 99.92 57.25 166.52 n/a

Traffic tariffs
Local, long distance and fixed-to-mobile
When setting local and long distance call pricing, a number of variables are considered in order to generate an optimal level of revenue and to balance demand and affordability within our price cap limitations. These include the duration, the distance between the points of origin, the destination, the time of day and the day of the week of the call.
For calls from our fixed-line customers to mobile users, we bill our customers the standard retail tariff, retain a fixed portion of the retail tariff and pay the remainder of the tariff to the mobile operator.
The following table sets forth our postpaid and prepaid traffic tariffs as of January 1, 2004,
January 1, 2005 and September 1, 2005 and our proposed tariffs as of August 1, 2006 based on our tariff filing with ICASA in June 2006.
As of
As of
As of
As of
January 1,
January 1,
September 1,
August 1,
2004
2005
2005
2006
Peak Off peak Peak Off peak Peak Off peak Peak Off peak
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Postpaid services (residential and
business)
Local minimum call charge (0 – 50km)
for first unit
(3)
0.56 0.56 0.59 0.59 0.59 0.59 0.59 0.59
Local call rate per minute (0 – 50km)
after first unit
(3)
0.38 0.15 0.40 0.16 0.38 0.16 0.38 0.16
Long distance minimum call charge
(>50km) for first unit
(4)
0.99 0.99 0.89 0.89 0.80 0.80 0.72 0.72
Long distance call rate per minute
(>50km) after first unit
(4)
0.99 0.50 0.89 0.45 0.80 0.40 0.72 0.36
Fixed-to-mobile call rate per minute
(5)
1.84 1.13 1.89 1.17 1.89 1.17 1.89 1.17
Prepaid services (residential only)
Local minimum call charge (0 – 50km)
for first unit
(6)
0.56 0.56 0.59 0.59 0.59 0.59 0.62 0.62
Local call rate per minute (0 – 50km)
after first unit
(6)
0.43 0.17 0.46 0.18 0.43 0.18 0.45 0.19
Long distance minimum call charge
(>50km) for first unit
(7)
0.99 0.99 0.89 0.89 0.80 0.80 0.84 0.84
Long distance call rate per minute
(>50km) after first unit
(7)
1.17 0.59 1.06 0.53 0.95 0.48 1.00 0.50
Fixed-to-mobile call rate per minute
(5)
1.84 1.13 1.89 1.17 1.89 1.17 1.89 1.17
(1)
Monday to Friday 7 a.m. to 7 p.m. for local and long distance calls. Monday to Friday 7 a.m. to 8 p.m. for fixed-to-mobile calls.
(2)
Monday to Thursday 7 p.m. to 7 a.m. the next morning, and Friday 7 p.m. to Monday 7 a.m. for local and long distance calls. Monday to Thursday 8 p.m. to 7 a.m. the next morning, and Friday 8 p.m. to Monday 7 a.m. for fixed-to-mobile calls.
(3)
The first unit for peak calls is 94 seconds (January 1, 2004 and 2005: 89 seconds) and for off peak calls is 223 seconds
(4)
The first unit for peak calls is 60 seconds and for off peak calls is 120 seconds.
(5)
Calls are charged in increments of 60 seconds for the first minute and in increments of 30 seconds thereafter.
(6)
The first unit for peak calls is 83 seconds (January 1, 2004 and 2005: 78 seconds) and for off peak calls is
194.5 seconds.

(7)
The first unit for peak calls is 51 seconds and for off peak calls is 101 seconds.
International outgoing
Our outgoing international call tariffs and payments are based on settlement rates negotiated with other international carriers on a bilateral basis. The following table sets forth our international outgoing traffic tariffs per minute as of January 1, 2004, January 1, 2005 and September 1, 2005 and our
proposed tariffs as of August 1, 2006 based on our tariff filing with ICASA in June 2006 for residential and business customers to the ten most frequently called countries based on traffic.
As of
As of
As of
As of
January 1,
January 1,
September 1,
August 1,
2004
2005
2005
2006
Peak Off peak Peak Off peak Peak Off peak Peak Off peak
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
(ZAR, including value-added tax)
United Kingdom 3.12 2.81 1.70 1.50 1.70 1.50 1.40 1.30
United States 3.33 3.02 1.70 1.50 1.70 1.50 1.20 0.99
Namibia 1.66 1.30 1.66 1.30 1.66 1.30 1.30 1.30
Zimbabwe 1.66 1.30 1.66 1.30 1.66 1.30 1.60 1.30
Botswana 1.66 1.30 1.66 1.30 1.66 1.30 1.64 1.28
Australia 3.01 2.70 1.70 1.50 1.70 1.50 1.50 1.50
Germany 2.60 2.39 2.00 1.80 2.00 1.80 2.00 1.94
Swaziland 1.66 1.30 1.66 1.30 1.66 1.30 1.66 1.30
India 6.63 5.98 2.30 2.00 2.30 2.00 1.80 1.80
Mozambique 2.86 2.50 2.70 2.50 2.70 2.50 2.50 2.50
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

The following table sets forth our fixed-to-mobile retail interconnection tariffs, including our termination rates paid to mobile operators and our retention rates, and our mobile-to-fixed interconnection tariffs as of January 1, 2004, January 1, 2005 and September 1, 2005 and our
proposed tariffs as of August 1, 2006 based on our tariff filing with ICASA in June 2006.
Fixed-to-mobile tariffs are billed for the first 60 seconds and 30 second increments thereafter.
Termination rates paid to mobile operators are paid on a per second basis.
As of
As of
As of
As of
January 1,
January 1,
September 1,
August 1,
2004
2005
2005
2006
Peak Off peak Peak Off peak Peak Off peak Peak Off peak
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Fixed-to-mobile retail rate
1.84
1.13
1.89
1.17
1.89
1.17
1.89
1.17
Termination rate paid to mobile operators
1.40
0.86
1.43
0.88
1.43
0.88
1.43
0.88
Retention rate
0.44
0.27
0.46
0.29
0.46
0.29
0.46
0.29
Mobile-to-fixed retail rate
Termination rate paid to Telkom
0.29
0.16
0.31
0.17
0.31
0.17
0.31
0.17
(1) Monday to Friday 7 a.m. to 8 p.m.
(2) Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.
Data tariffs
We charge monthly fees for leased lines, which vary based on bandwidth and distance, and monthly service charges for ADSL, which are not distance dependent. The following table sets forth the monthly tariffs for our data leased lines using 20 km distances and ADSL service as of
January 1, 2004, January 1, 2005 and September 1, 2005 and our proposed tariffs as of August 1, 2006 based on our tariff filing with ICASA in June 2006. Subscription to ADSL service also requires the subscription to a PSTN postpaid line.
As of
As of
As of
January 1,
September 1,
August 1,
2004
2005
2005
2006
(ZAR, including value-added tax)
ADSL installation charges
HomeDSL192/384/512/ 1024
(1)
404
404
404
437.50
BusinessDSL 512/1024
(1)
404
404
404
437.50
ADSL access rental charges
HomeDSL192
n/a
329
270
245
HomeDSL 384
449
449
359
245
HomeDSL 512
680
680
477
362
BusinessDSL 512
800
800
477
362
HomeDSL 1024/BusinessDSL 1024
(1)
n/a
n/a
680
516
Diginet (64 Kbps)
2,196
2,236
2,214.11
2,160.30
Diginet Plus (512 Kbps)
6,165
6,165
5,244.68
5,067.07
ATM Express
2 Mbps – Bronze
15,419
13,828
11,952.90
10,826.58
2 Mbps – Silver
20,321
18,046
15,418.50
14,120.04
34 Mbps – Silver
117,882
104,572
89,613.12
81,058.56
140 Mbps – Silver
389,909
345,591
296,246.10
255,460.32
(1)
HomeDSL 1024 and BusinessDSL 1024 were launched in September 2005. These amounts represent the tariffs at date of service launch.

The monthly tariffs for ADSL services were reduced as of March 31, 2005 and August 1, 2005 and are scheduled to be further reduced as of August 1, 2006 as follows:
As of
As of
As of
March 31,
August 1,
August 1,
2005
2005
2006
(ZAR, including value-added tax)
ADSL access rental charges
HomeDSL 192
329
270
245
HomeDSL 384
449
359
245
HomeDSL 512
599
477
362
Home DSL 1024
(1)
n/a
680
516
BusinessDSL 512
699
477
362
Business DSL 1024
(1)
n/a
680
516
(1)
Home DSL and Business DSL 1024 were launched in September 2005. These amounts represent the tariffs at date of service launch.
Managed data networking services are billed on a monthly basis and vary by customer depending on the particular services provided and the number of network sites under management.
Sales and marketing
We group our fixed-line customer base into the following three categories in order to more effectively target and service our customers:
• business customers;
• residential customers; and
• payphone customers.
Business customers
Business customers are comprised of global and corporate customers, business and government customers and wholesale customers. We have separate sales and marketing departments to service each of the sub-categories within our business customer category. Our business customer category accounted for approximately 74% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2006 and approximately 43.7% of our total fixed access lines as of March 31, 2006.
Global and corporate
Global and corporate customers comprise over 200 of South Africa’s largest financial, retail, manufacturing and mining companies with domestic and international operations. Global and corporate customers accounted for approximately 15.8% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2006 and approximately 11.6%
of our total fixed access lines as of March 31, 2006. We have increased our sales and marketing efforts aimed at our large global and corporate customers in order to continue to improve customer loyalty. We offer tailored packaged solutions and seek to enter into long-term relationships with our global and corporate customers in order to maintain our leadership position in this customer market.
We market and sell our products and services to these customers primarily through corporate account managers, supported by a team of specialists in the field of pre-sales consulting, project management and post-sales service managers.

Business and government
Business and government customers comprise approximately 550,000 large, medium and small business and governmental accounts. We estimate that Government customers, excluding certain
Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2006 and approximately 4.0% of our total fixed access lines as of March 31, 2006. We also offer tailored packaged solutions and seek to enter into long term relationships with our government and larger business customers. In addition, we established a customer relation program to focus on retaining business customers. We market and sell our products and services to these customers primarily through customer account managers and sales representatives, the Telkom Business Call Center and customer service branches. As of March 31, 2006, we had approximately 131 customer service branches and Telkom Direct shops located throughout South Africa to assist our business customers in finding the products and end user equipment that best fits their needs. In the 2006 and 2005 financial years, we have been successful in signing our business customers to long term service agreements. We have also been successful in growing our ISDN, internet access, PABX, satellite and data, including ADSL, products and services.
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
Residential customers
Residential customers comprise both prepaid and postpaid residential customers using PSTN,
ISDN and ADSL services. Residential customers accounted for approximately 24% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2006 and approximately
52.8% of our total fixed access lines as of March 31, 2006. Prepaid residential customers accounted for approximately 34.3% of our residential fixed access lines as of March 31, 2006, compared to approximately 34.5% of our residential fixed access lines as of March 31, 2005.
We are seeking to compete in the residential market by offering communications packages focused on improving convenience and security to enhance consumers’ lifestyles, while at the same time increasing revenue per customer. We intend to continue to introduce calling plans that target high use customers and are designed to increase consumers’ value for money. We market and sell our residential products through our customer call centers, customer service branches, Vodacom’s customer service branches and Telkom Direct shops, the South African Post Office, independent distributors and vendors and through telemarketing. We are focused on increasing the penetration of our ADSL services to retail and high-end residential customers through targeted direct advertising to high internet usage subscribers.
Payphone customers
Payphones comprise our public and private payphone units. Payphones accounted for approximately 2% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2006 and approximately 3.5% of our total fixed access lines as of March 31, 2006.
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
Customer care and service
Telkom has placed customer-centricity at the core of its corporate strategy and refocused its emphasis from a traditional communications organization to a customer-centric organization. Telkom reviewed its organization and work design to support customer centricity and has restructured its employees around organizational boundaries in order to better respond to its customers, tailored systems to its customers’ needs and built meaningful customer experiences, thereby aligning the organization with its customers.
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
We offer service level agreements on a number of our existing data communications products where technology allows us to do so and our goal is to introduce service level agreements on all new data communications products in the future. We confer VIP status on each of our global and corporate customers and other selected customers that allows them direct access to key people within our organization to ensure quick resolution of any problems they may have regarding our products and services. We also intend on launching a wholesale call center for use by our expanding base of wholesale customers.
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
In the past the focus was primarily based on quantitative measures. We added qualitative measures to the calculation. Additionally we segmented our service delivery measures to be more in line with how our market has been segmented both in terms of customer segmentation, as well as product segmentation.
The new measurement methodology resulted in two key customer service indices. The first is a customer assurance index, comprising percentage repaired in time, fault rate and quality of repair.
The second is a customer fulfilment index, comprising percentage installed in time, time to first failure and quality of installation. The following table sets forth information regarding measurements during the periods indicated.
Year ended March 31,
2004
2005
2006
Residential voice
% cleared in 24 hours 69% 46% 47%
Faults per 1,000 lines 410 441 470
% installed in 5 days 56% 51% 49%
Business voice
% cleared in 24 hours 94% 62% 61%
Faults per 1,000 lines 295 287 300
% installed in 5 days 85% 68% 63%
Data subrate
% cleared in 24 hours 99% 97% 92%
Faults per 1,000 lines 880 756 801
% installed in 10 days 65% 75% 40%
ADSL business
% cleared in 24 hours 80% 79% 54%
Faults per 1,000 lines 624 505 480
% installed in 20 days 86% 84% 56%
The decline in residential and business voice performance in the 2006 and 2005 financial years was due to bad weather conditions and a high incidence of electrical storm activity resulting in increased fault rates, which impacted on Telkom’s service levels. We have implemented a sustainment program focused on access network reliability to reduce the impact of electrical storm activity. During the 2006 financial year, there was a 146% increase in ADSL installations, which resulted in a decline in the ADSL installation rate and the percentage cleared within 24 hours as a result of the doubling of the installed base. The decline in the installation rate for data subrate was primarily due to delays as a result of network capacity problems. We have upgraded our fixed-line core network to increase bandwidth capacity.

Infrastructure and technology
The following table sets forth information related to the digitalization and upgrade of our network at the dates indicated.
As of March 31,
2002
2003
2004
2005
2006
Digitalization (percentage of lines) 99.8 99.8 99.9 99.9 99.9
ATM switches 195 197 189 202 212
Digital exchange units 4,083 4,292 4,321 4,339 4,427
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
As of March 31, 2006, 99.9% of our telephone access lines were connected to digital exchanges.
Switch digitalization has made our network more efficient and resilient and has enabled us to offer new value-added voice and data services, including caller line identification, electronic call answering and the provisioning of innovative billing systems. Our switching network infrastructure is based on a two-tier structure utilizing large capacity digital switches. The upper, or primary, tier is used for the switching of long distance and international traffic and the lower, or secondary, tier is used for the switching of regional and local traffic.
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
Two international telephone switching centers each containing one switch, serve as the international gateways. Secondary switching centers are connected to the primary switching centers by at least two self-healing diverse routes. Each secondary switching center includes one switch with internal redundancy mechanisms.
Softswitch capability is being deployed initially as an overlay network to enable the communication of voice over internet protocol services.
Transmission network
Our national transmission network comprises a synchronous digital hierarchical and wave division-multiplexing network. Both the primary and the secondary tier are based on a combination of ring and meshed topology, which provides a dual path to each connection point. The ring topology consists of interlocking self-healing rings, while the meshed topology consists of high capacity digital cross-connects connected in meshed fashion via high capacity digital links. The primary tier consists of eight stacked rings and fifteen digital cross-connects, while the secondary tier consists of 534 rings and 85 digital cross-connects. The synchronous digital hierarchy network, with its network management capability, provides for faster provision and modification of service, improved grade of service and lower maintenance costs. Telkom is investing in additional capacity to meet requirements for growth in data traffic and leased lines.
At the beginning of the 2006 financial year, we commenced an aggressive roll-out of next generation synchronous digital hierarchical equipment on both the primary and the secondary tier.
We are currently upgrading our wave division-multiplexing network to cater for larger capacities.
Access network
Access for our PSTN and data communications network is primarily via copper. Overlay point to multi-point radio systems have been deployed in some metropolitan areas and are also used to replace obsolete equipment in rural areas. Fiber in the loop has been and is deployed with appropriate technologies to residential areas, office parks and shopping complexes. Optical fiber distributed multiplexors and optical routers are also provided to mobile operators, corporate and large customer sites. Telkom is still deploying additional access network infrastructure to enable the provisioning of ISDN and xDSL services on demand. In addition, Telkom is focusing on the rehabilitation of its existing access network infrastructure to improve the reliability and quality of its network and to make it broadband friendly. Viable areas, which are out of reach of the broadband footprint, will be serviced by fiber and appropriate wireless technologies.
Asynchronous transfer mode network
We have rolled out an asynchronous transfer mode network to deliver broadband services to global and corporate customers. As of March 31, 2006, we had 212 switches in our asynchronous transfer mode network. The present available bandwidth between the core switches on our asynchronous transfer mode network is 129 STM-1s or 19.2 Gbps, while the available bandwidth between the access switches, metropolitan switches and core switches is 394 STM-1s or 58.6 Gbps.
Access to our asynchronous transfer mode network is primarily provided via fiber.
Public broadband internet protocol network
Our public broadband internet protocol network comprises a three tier hierarchical network consisting of eight core sites, 25 edge sites and 67 access locations, including over 28,600 modems with an estimated dial-up base of greater than 500,000 customers, including Telkom and other internet service providers as of March 31, 2006.
Telkom has designed its internet protocol network as the core for new products and services with multi protocol label switching deployed in the network. 3,276 layer three virtual private network endpoints have been deployed.
We introduced ADSL as a new access technology in August 2002 for our internet protocol network. The ADSL roll out has been designed to provide maximum coverage in terms of prospective
ADSL customers. Our ADSL footprint covers approximately 82.1% of our customer base and consists of 1,075 digital subscriber line access multiplexers, serving approximately 143,509 customers as of
March 31, 2006, an increase from 58,278 customers as of March 31, 2005 and 20,145 customers as of March 31, 2004. This network is managed from our national network operations center.
Voice over internet protocol network
Our voice over internet protocol network terminates calls for numerous international voice carriers into our fixed-line network. Call centers from around the world that have relocated to South Africa due to favorable economic conditions and lower resource costs are also hosted on our voice over internet protocol network. Telkom has points of presence for connectivity to the voice over internet protocol network in Amsterdam, London, New York, Ashburn (Washington D.C.), Zambia, Zanzibar and

Tanzania, with plans to expand to the Far East. The network can terminate 68 media gateways, or approximately 32,640 voice circuits. The media gateways compress the traditional voice channels of 64 Kbps to 9.6 Kbps channels thus enabling us to reduce the cost of international calls, while maintaining the perceived voice quality of a 64 Kbps call.
WiFi
In February 2005, Telkom launched a hot spot service that provides wireless data access service by using 802.11b/g WiFi technology. Any user with a wireless enabled notebook computer or personal digital assistant can connect to the service while in the coverage area. WiFi is mainly targeted at hotel groups, major shopping malls and some sites on national routes.
WiMAX
Telkom has concluded proof of concept testing of fixed WiMAX technology. This technology is standards based broadband wireless access technology that provides high throughput connectivity over long distances. It can be used for a number of applications, including access broadband connections for hotspots and high-speed enterprise connectivity for businesses. The technology is designed to reduce investment risks for operators and service providers by enabling Telkom to more cost effectively take advantage of the market potential of wireless broadband access.
Services that have been successfully tested to date include internet access, high-speed broadband data and voice over internet protocol via customer premises gateways. Service testing has been confined to Telkom employees. Telkom has a memorandum of understanding in place with Intel
Corporation for the interchange of information on WiMAX in order to keep up with the latest WiMAX developments. Telkom is a member of the WiMAX Forum and actively monitors the Forum for any developments. Telkom will seek to deploy the fixed version of WiMax in the short to medium term and the mobile version in the medium to long term subject to the availability of the technology.
Fixed Mobile Convergence Alliance, or FMCA
Telkom is a member of the Fixed Mobile Convergence Alliance, or FMCA, where we share information on research and development related projects and new fixed-mobile convergence product launches.
The FMCA is a global alliance of 24 telecommunications operators whose objective is to accelerate the development of fixed-mobile convergence products and services. The members are leading fixed, mobile and integrated (fixed and mobile) network operators from around the world whose customers stand to benefit from the development of convergence products and services.
The total FMCA subscriber base is in excess of 800 million, or one in every three of the world’s telecoms users. As the fastest growing operator-only alliance in the world, the FMCA provides a solid foundation for shaping the convergence market, reducing the barriers to entry for new convergence products and services to enter the market.
International connectivity
We offer international connectivity from two international switching centers to terrestrial, satellite and submarine cable routes. Further international connectivity has been provided with the deployment of very small aperture terminals and other satellite transmitters located at strategic locations throughout the country. Telkom has satellite bandwidth available from Intelsat in the Atlantic and
Indian Ocean regions. Telkom also has access to satellite capacity from 64 Kbps to 45 Mbps upon request. The Indian Ocean region can be connected to two satellites and the Atlantic Ocean region can be connected to three satellites. Satellite access is provided from our earth stations at
Hartebeeshoek, west of Pretoria, Crowthorn in Gauteng and Klipheuwel in Cape Town. Currently we
have satellite voice and data connectivity to locations not reachable via undersea cable, including most African countries, the Americas, Australia and Europe.

We have investments in three cable systems connecting Africa and international destinations.
A submarine cable system, SAT-2, exists between Cape Town and Europe. We are the largest capacity owner on the SAT-2 submarine cable system with the right to use approximately 65% of the combined capacity. Consistent with our strategy of increasing international carrier traffic on our network, we have invested approximately $85 million in the SAFE and SAT-3/WASC submarine cable systems that were introduced into service during 2002. The cable systems provide fiber optic connectivity between South Africa and international destinations. These cable systems utilize the latest technology available in order to provide improved high speed voice, data, video and other on demand high bandwidth services and have increased fiber optic bandwidth between Europe and
Africa significantly. We have the right to approximately 20% of the combined capacity on the SAFE and SAT-3/WASC submarine cable systems, making us the largest capacity owner in these cable systems out of the 36 telecommunications operators who have invested over $650 million in these cables. We believe we are uniquely positioned to exploit the synergies between our extensive fixed-
line network in South Africa and our investments in these cables in order to become the communications hub of Africa. The length of the SAFE cable is approximately 13,100 km and the SAT-
3/WASC is approximately 14,300 km.
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
Our data center has been leveraged to include both our internal support systems and our external hosted offerings. We have a business continuity and disaster recovery plan utilizing both our
Centurion and its sister data center site in Bellville locations for redundancy purposes. Both operations can be monitored and operated from either location via service management tools and data for critical systems is transferred between these sites for rapid disaster recovery should it be necessary.
Our power support systems have also been upgraded to add an additional level of environmental redundancy. This redundancy is shared between the data center and the new national business solutions center building to reduce cost.
In June 2003, Telkom officially inaugurated a center known as the national business solution center. This center was built alongside the national network operations center and the data center providing Telkom with a centralized information technology backbone. The national business solutions center was commissioned and we are currently hosting 23 out of our 26 hosting customers in the national business solutions center. Both the data center and the national business solution center are operated from a command center and now provides an additional 3,000 square meters of computer room space designed to the same specifications as our primary data center requirements. In addition, this new facility gives Telkom the ability to provide high availability configurations that are split between both buildings for redundancy purposes. Network reliability has also been enhanced by creating a totally redundant, shared network environment between the data center, the national business solution center building and the national network operations center.

Telkom is currently in the process of implementing a number of management information and other operating support systems in order to better respond to the increased liberalization of the
South African telecommunications industry. These systems are being designed to integrate with
Telkom’s billing and other management information systems, to provide Telkom with the capability of providing comprehensive and detailed operating information, a single bill for customers with multiple locations and products and configuring products and services across voice and data domains. The nature and the current status of these systems are as follows:
• Workforce management system – an automated mechanism to manage and optimize Telkom’s workforce. The first phase of the workforce management system was completed in the 2006 financial year. The roll-out of the second and third phases of the workforce management system is planned for the 2007 financial year.
• Customer management system solution – a system to unify both voice and data customers, to manage and maintain all customer information and interactions and to produce a single bill for customers’ voice and data services or products. The roll-out of the customer management system for selected segments that will enable Telkom to have a single view of its customer is planned to commence towards the end of the 2007 financial year.
• Product catalogue (in conjunction with the customer management system solution) – a system to configure and maintain products and services for both voice and data domains, to bundle products and groups of products across voice and data product and service domains, and to provide contract management functionalities for both voice and data services or products and customers. The implementation for non-voice related products and services is planned for the
2007 financial year and for voice related products and services is targeted for completion in the
2008 financial year.
• Order management system (in conjunction with the customer management system solution) – a system to provide end-to-end management of customer orders. The order management system for non-voice related products and services is planned to be completed in the 2007 financial year and for voice related products and services is planned for completion in the 2008 financial year.
• Fault management solution – a system to accelerate the real-time and accurate detection of problems in Telkom’s network by event collection, filtering and correlation. The first phase was successfully implemented in the national network operations center in the 2005 financial year and the next phase is planned to be completed in the 2007 financial year.
• Enterprise asset management platform – a system for holistic asset lifecycle management in the company. The final phase was successfully implemented in the 2006 financial year.
• Next generation operation support system – Telkom’s current operating support system needs to be evolved and developed to a new next generation operating support system to integrate and support Telkom’s conversion to a next generation network. The first phase will be a comprehensive scoping exercise that is planned to be launched in the 2007 financial year.
Competition
We currently compete for telephone customers with the three existing mobile operators, Vodacom, our 50% owned joint venture, MTN and Cell C. MTN is a public company listed on the JSE Limited and Cell C recently announced that it would be entering into a joint venture with Virgin Mobile, which we expect will increase competition. We also compete with service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. In recent periods, our fixed-line business has experienced significant customer migration from our fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service. The entry of multinational corporations to South Africa is expected to be a further incentive for global communications operators, which already service these corporations abroad, to establish or enhance their presence in South Africa.

In addition, our data services have faced increased competition from Sentech, which owns and operates satellite transmission systems and in August 2003 launched a packaged, always-on, bi-directional broadband service via satellite that allows users anywhere in South Africa to get connected, regardless of whether landlines are available. In January 2004, Sentech also launched a competing wireless high-speed internet access service offering. Similarly, Vodacom’s and MTN’s
3G networks now also enables customers to browse the internet on a high speed platform, which provides increased competition for our data services.
We also face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of
Communications in September 2004 and we expect that the new licensing framework to be implemented in connection with the Electronic Communications Act will result in the market becoming more horizontally integrated with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business. We expect that the introduction of number portability and carrier pre-selection could further enhance competition and increase our churn rates.
In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator, SNO-T, that is
30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty)
Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. ICASA issued this license on December 9, 2005, however, SNO-T is not expected to commence business activities until the second half of the 2006 calendar year. A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and has issued invitations to apply for licenses in the remaining
20. It is expected that further licenses will be issued in the 2006 calendar year.
In September 2004, the Minister of Communications issued determinations, pursuant to which, since February 1, 2005:
• mobile cellular operators have been permitted to obtain fixed telecommunications links from parties other than Telkom;
• VANS operators and private network operators have been permitted to resell the telecommunications facilities that they obtain from Telkom;
• VANS operators have been permitted to allow their services for the carrying of voice, including voice over internet protocol;
• Telkom is no longer the sole provider of facilities to VANS operators; and
• licensing for the provision of payphone services has been expanded.
In March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors that repealed the
Telecommunications Act, however, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime and regulations made under the
Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. The bill, renamed the Electronic
Communications Bill, was passed by the Parliament of South Africa in December 2005 and was
signed by the President of South Africa on April 18, 2006. The Electronic Communications Act came into effect on July 19, 2006. The Electronic Communications Act aims to supplement or replace current sector specific legislation and change the market structure from a vertically integrated, infrastructure based, market structure to a horizontal, service based, technology neutral, market structure with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will substantially increase competition in our fixed-line business.
See “–Regulation and License Requirements.”
As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty through improved services and maintaining our leadership in the South
African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.
We compete primarily on the basis of customer service, dependability and price in those areas where we currently face competition and where we expect to compete for public switched telecommunications services in the future. We intend to introduce new products and services and tariff structures with the aim of maintaining and gaining revenue.
Procurement
We utilize a transparent multi disciplined approach to purchasing and supplier management in order to ensure that we receive the best products and services from reliable suppliers at the best overall price. We have established cross functional sourcing teams staffed with individuals from different areas of our organization to evaluate and make recommendations on certain bids, which, depending on value, require the further approval of our executive committee and board of directors and notification of certain approvals to our board of directors. Bid requests are published in our weekly tender bulletin and on our web site. We have adopted affirmative procurement policies that favor historically disadvantaged suppliers. We seek to utilize at least two suppliers for all critical equipment where possible in order to minimize supply risk. In the year ended March 31, 2006, our top twenty suppliers accounted for approximately 70% of all purchases and our main supplier was Total Facilities
Management Company (Pty) Limited, or TFMC, which accounted for approximately 18% of all expenditure. During the year ended March 31, 2006, Telkom directed R6.4 billion to black economic empowerment suppliers, representing approximately 67% of Telkom’s total procurement spending, compared to R5.2 billion and R4.6 billion in the years ended March 31, 2005 and 2004 respectively.
Mobile Communications
Overview
We participate in the South African mobile communications market through our 50% interest in Vodacom. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 58% as of March 31, 2006 based on total estimated customers. Vodacom has investments in mobile communications network operators in Lesotho,
Tanzania, the Democratic Republic of the Congo and Mozambique. Vodacom’s other shareholder is Vodafone, which beneficially owns 50% of Vodacom.

South Africa
Vodacom had approximately 19.2 million customers in South Africa as of March 31, 2006.
As of March 31, 2006, Vodacom’s 6,401 base stations were capable of reaching approximately 97.5%
of the country’s population based on the last official census conducted in 2001 and approximately
69.4% of the total land surface of the country. The estimated penetration rate for mobile communications in South Africa has increased to approximately 70% as of March 31, 2006.
Vodacom offers public mobile communications services which are based on second generation
Global System for Mobile Communications, or GSM, and third generation Universal Mobile
Telecommunication System, or UMTS, mobile communication standards. Vodacom was granted a mobile cellular telecommunications license in South Africa in September 1993 and commenced service in June 1994. This mobile cellular telecommunications service license was confirmed and reissued in August 2002 pursuant to the Telecommunications Act, and was renewed until
May 30, 2024 on the same terms and conditions as the existing license. In addition, Vodacom was awarded a permanent 1800 MHz license and a 3G spectrum license during the 2005 financial year.
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
Vodacom recently introduced 3G with high-speed downlink access, or HSDPA, giving its customers access to global high speed broadband communications. Vodacom’s 3G HSDPA became commercially available on April 2, 2006. In addition, in December 2005, Vodacom became the first
South African cellular network to bring its customers Mobile TV that allows customers to watch a wide variety of popular channels on their 3G Vodafone live! cellphone.
Vodacom will seek to continue to grow data revenues by launching useful office tools and software applications such as 3G, HSDPA, Mobile TV, Vodafone Mobile Connect Cards and
BlackBerry®, at competitive prices. BlackBerry®Connect, as well as BlackBerry®Built-In, which enable customers to access BlackBerry services without a traditional BlackBerry® device, are also expected to be available on certain Motorola, Siemens and Sony Ericsson handsets in the
2007 financial year. In the future, Vodacom intends to continue to focus on offering premier interactive voice response, premium short messaging services, general packet radio services, multimedia services, HSDPA services, internet services, e-mail services and fixed-to-mobile products.
Contract subscription services
As of March 31, 2006, approximately 12.3% of Vodacom’s South African customers were contract customers. Contract subscription is typically for an initial 24-month contract. Vodacom offers residential and business contract customers a range of mobile service packages designed to appeal to specific customer segments. Vodacom offers two broad categories of contract subscription packages, leisure packages, such as Weekend Everyday, and business packages, such as Business Call. Vodacom launched the Family Top Up package in the 2004 financial year, a hybrid contract product which combines the benefits of a contract service with the financial control offered by a prepaid service and is designed to facilitate migrations to contract packages from existing prepaid packages. Vodacom’s

Family Top Up package has proven highly successful and has contributed to the growth in contract customers. As of March 31, 2006, 27.6% of Vodacom’s contract customers were Top Up customers compared to 19.8% as of March 31, 2005 and 5.1% as of March 31, 2004.
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
Prepaid services
As of March 31, 2006, approximately 87.5% of Vodacom’s South African customers were prepaid customers. Vodacom has two prepaid products, Vodago and 4U. Vodago was Vodacom’s initial prepaid product and offers two tariff plans, Vodago Standard and Vodago Smartstep. Vodacom’s 4U is a prepaid per second billing product targeted at the youth market who have higher usage of SMS and a need for per second billing. Since its inception, the number of 4U customers has increased significantly and as of March 31, 2006, approximately 77.0% of Vodacom’s prepaid customers were
4U customers. Vodago and 4U provide instant access to the Vodacom network and enable low volume customers to control mobile telephone costs based on usage because there are no long term contracts. Fax and certain data services became available to Vodago customers in the 2006 financial year.
Vodacom offers eight prepaid vouchers, seven of these ranging from R12 worth of airtime value and a 90 day usage time window to R1,100 worth of airtime value and a 365 day usage time window.
An eighth voucher option is available for R365 that allows the customer R265 worth of airtime value and a 2 year airtime window regardless of activity. In November 2005, Vodacom introduced the 46664 starter pack, a Super six starter pack in which Vodacom donates a portion of the proceeds to the
Nelson Mandela 46664 Foundation to help fight against HIV/AIDS. During the 2005 financial year,
Vodacom introduced a new Super six 4U starter pack which changed the Vodago Super six starter pack to include free SMSs.
Recharge-related innovations in the 2005 financial year included the Yebo 5 voucher, adding SMS as a recharge channel, and the addition of electronic recharge as a service to the Vodacom4me portal. Remaining airtime value and time window are accumulated provided the customer recharges before the time window expires. The accumulated time window cannot exceed 24 months. Vodacom also offers a voucher that entitles customers to receive unlimited incoming calls for 365 days. This voucher does not entitle the customer to make outgoing calls, but can be combined with other vouchers that entitle the customer to make outgoing calls as well as accumulate time window.
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
Following the launch of 4U and Vodago SmartStep, Vodacom is continuing to implement initiatives to expand its prepaid mobile communications service offerings and to gain a greater understanding of its prepaid customer base and its requirements.

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
The demand for community service phones has been strong since its introduction. Vodacom had deployed approximately 30,287 community service phones as of March 31, 2006, exceeding its aggregate license target of 22,000 community service phones. The development of community service phones has made it possible to provide mobile access to the more than 20 million
South Africans who live in communities where there is less than one telephone line per hundred people and have improved the quality of life for many South Africans who previously had no access to telecommunications. Community service phones have also been a cost effective method of significantly increasing traffic revenue on Vodacom’s network due to their low roll-out costs to
Vodacom and low barriers to entry for customers. Community service phones generated ARPUs of more than 12 times Vodacom’s average total South African ARPUs in the year ended March 31, 2006.
Vodacom intends to appropriately adopt its business model for community service phones in its other
African operations.
Value-added mobile voice and data services
Vodacom offers an extensive portfolio of value-added mobile voice and data services, including caller identification, call forwarding, call waiting, voice-mail, entertainment, mobile information and commerce services, short messaging services, mobile multimedia services, data services, mobile internet access, fax services and twin call services, the latter of which enable customers to use two mobile phones under the same number. Vodacom’s Call Sponsor offering enables contract customers to sponsor the calls of up to three prepaid customers. Vodacom has experienced substantial growth in the use of its value-added voice and data services, resulting in increased traffic revenue on its network. Short messaging services and, to a lesser extent, new data initiatives such as Vodafone
Mobile Connect Cards, Vodafone live!, Mobile TV and BlackBerry®, were the key contributors to
Vodacom’s R1.9 billion, R1.2 billion and R943 million of data revenue in South Africa in the years ended March 31, 2006, 2005 and 2004, respectively. Vodacom transmitted approximately 3.5 billion short messaging services over its network in the year ended March 31, 2006, up from approximately
2.4 billion and 2.0 billion in the years ended March 31, 2005 and 2004, respectively.
Vodacom launched the first commercial 3G network in South Africa in December 2004. In the
2005 financial year, Vodacom also entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services. In connection with the launch of its
3G network, Vodafone launched Vodafone Mobile Connect Cards, 3G/GPRS/HSDPA datacards providing fast, secure access to corporate networks from laptop or desktop computers, Vodafone live!
with global and local content, picture and video messaging and downloads, Mobile TV and
BlackBerry®. Vodacom’s alliance with Vodafone also provides Vodacom access to Vodafone’s global research and development and access to Vodafone’s marketing and buying powers. As of March 31,
2006, Vodacom had 179,576 3G handsets active on its network and had sold 37,798 Vodafone Mobile
Connect Cards. In the 2004 financial year, Vodacom launched SMS-only roaming and promotional offerings such as free MMSs and free SMSs. Vodacom launched MyLife, its MMS and GPRS network service, on October 17, 2002, Office Anywhere in August 2003, location based services Look4me in
February 2004 and Look4it in March 2004. Vodacom was also the first to launch BlackBerry® devices into the South African market, shifting the focus to data and e-mail on demand. As at March 31, 2006
Vodacom had 12,028 BlackBerry® users registered on its network.

There was an increase in the usage of GPRS during the 2006 financial year, with the number of
GPRS users increasing to approximately 1.4 million at March 31, 2006 from approximately 0.6 million at March 31, 2005 and approximately 0.1 million at March 31, 2004. A major contributor to the volume of GPRS and 3G data traffic is Vodafone live!, which was launched on March 22, 2005 and by
March 31, 2006 there were 351,427 users. On December 1, 2005 Vodafone Release 7 was launched with welcome tones and Mobile TV as major new services. By March 31, 2006 there were 16 TV channels available on Vodafone live! with 12,903 users.
New and innovative value added services include e Billing. Further additions and enhancements include video telephony charged at the same rate as voice calls, video mail and the missed call keeper service.
Vodacom continued to deliver on its data strategy which utilizes wireless application service providers, or WASPs, to provide ease of connectivity and standardized interfaces. Currently, the
WASP model is driven largely by consumer applications, with the majority of interest being in premium-rated outgoing SMS and bulk incoming SMS services. As of March 31, 2006, 152 WASPs had applied for connectivity to the Vodacom network.
Premium rated SMS content is still focused on competitions, information and alert services.
Average monthly volumes have grown to 13 million premium rated SMSs in the 2006 financial year.
Data revenue contributed 6.0% of Vodacom’s total revenue in the year ended March 31, 2006, up from 4.9% in the year ended March 31, 2005 and 4.5% in the year ended March 31, 2004. Vodacom expects that the broad introduction of “always on” faster response and generally higher speed packet-switched data services, such as GPRS and universal mobile telecommunications system, or UMTS, will provide the platform for future value-added services.
Handset sales
Vodacom Service Provider Company (Pty) Limited, or Vodacom Service Provider, sells handsets to its distribution channel and other service providers. Service providers in South Africa generally subsidize handsets when a contract customer enters into a new contract or renews an existing contract, depending on the airtime and tariff plan and type of handset purchased. Handset sales for the 2006 financial year amounted to approximately 3.8 million units, a year-on-year growth of approximately 58.3% and 14% for the 2006 and 2005 financial years, respectively. Vodacom’s state of the art warehouse in Midrand handled an average of 2,130 orders per day, up by 29.7% from the prior year figure of 1,642 orders per day. Approximately 98.1% of all deliveries to distribution channels are finalized within 48 hours of receipt of the order. Camera technology in phones has improved with 1.3 mega pixel cameras being the standard, 2 mega pixel cameras now available on high end phones and up to 5 mega pixels expected to be available in the 2007 financial year. HSDPA handsets are also expected to become available in the market in the 2007 financial year. In addition, bluetooth technology is available on most mid- and high-end phones. The Vodafone live! handset portfolio has increased significantly during the course of the year and accounted for approximately 17% of
Vodacom’s total sales in the 2006 financial year. 3G handset prices also declined significantly in the last few months making 3G handsets now more affordable. Bundling offers of the Vodafone Mobile
Connect Card with laptops and desktops are expected to be increased in the coming year with the introduction of embedded 3G modules in laptops and desktops.
Mobile users may use any handset on the Vodacom or any other network if the handset contains a SIM-card for Vodacom or the other network. No modifications, other than the replacement of the
SIM-card, are required to utilize handsets on either the Vodacom or other mobile communications network operators’ networks, unless the handset is network locked.
Interconnection services
Vodacom has interconnection agreements with national mobile operators, MTN and Cell C, as well as with Telkom and carrier-of-carriers licensee, Sentech. In addition, Vodacom has an interconnection agreement in place with six out of the seven USALs, VANS operator Gateway
Communications and is in the process of negotiating agreements with another nine VANS operators as well as with SNO-T.

Roaming services
Vodacom concluded a fifteen year national roaming agreement with Cell C, until March 31, 2019.
This roaming agreement enables Cell C to provide national coverage to its customers, by allowing the routing of calls over Vodacom’s mobile communications network. Vodacom has also entered into roaming agreements with six out of the seven USALs. Similar to CellC, the USALs are allowed to make use of Vodacom’s network to originate and terminate calls. In addition, Vodacom provides the
USALs with certain ancillary services such as SIM card provisioning, recharge facilities and customer care.
International roaming enables Vodacom’s contract customers to make and receive calls with their mobile telephones in countries using the networks of operators with whom Vodacom has entered into international roaming agreements. As of March 31, 2006, Vodacom had international roaming agreements with 350 mobile communications network operators in 169 countries. Vodacom also receives revenue from its roaming partners for calls made in South Africa by their customers.
Customers
Vodacom has experienced substantial growth in its mobile customer base since its inception in
1994. As of March 31, 2006, there were an estimated 33.0 million mobile customers in South Africa, which represents an estimated penetration rate of 70.6% of the population. As of March 31, 2006,
Vodacom estimated that its customers represented approximately 58% of South African mobile customers, making Vodacom the leading mobile communications network provider in South Africa based on total estimated customers.
The following table sets forth customer data for Vodacom’s mobile communications services in
South Africa as of the dates indicated.
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
Customers (thousands)
(at period end)
(1)
9,725
12,838
19,162
32.0
49.3
Contract 1,420 1,872 2,362 31.8 26.2
Prepaid 8,282 10,941 16,770 32.1 53.3
Community services 23 25 30 8.7 20.0
Total inactive mobile customers (%)
(at period end)
(2)
n/a
7.9
8.7
n/a
10.1
Contract
n/a
1.5
2.4
n/a
60.0
Prepaid
n/a
9.0
9.6
n/a
6.7
Gross connections (thousands)
4,998
6,180
9,140
23.6
47.9
Contract 377 610 702 61.8 15.1
Prepaid 4,617 5,566 8,422 20.6 51.3
Community services 4 4 16 – 300.0
Churn (%)
(3)
36.6
27.1
17.7
(26.0)
(34.7)
Contract 10.1 9.1 10.0 (9.9) 9.9
Prepaid 41.3 30.3 18.8 (26.6) (38.0)
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

Vodacom’s contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. Prepaid customers in South Africa were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to
November and December 2002, for four months for periods from November and December 2002 until
April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer’s paid active time window, or access period, expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers in South Africa to align itself with European and industry standards. From December 2003, prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days.
See “Item 4.“Information on the Company– History and development of the Company–Recent
Developments–Vodacom’s change in South African definition of active customers”.
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
The South African customer base has continued to grow in the 2006 and 2005 financial years with the majority of the growth resulting from the prepaid market. The strong growth in customers was a direct result of the large number of gross connections achieved. Prepaid gross connections increased
51.3% to approximately 8.4 million in the 2006 financial year compared to approximately 5.6 million in the 2005 financial year. Contract gross connections increased 15.1% to approximately 702,000 in the
2006 financial year compared to approximately 610,000 in the 2005 financial year. Growth in contract customers was largely due to the increase in connections in Vodacom’s hybrid contract product,
Family Top Up. As of March 31, 2006, 27.6% of Vodacom’s contract customers were Top Up customers, compared to 19.8% as of March 31, 2005.
Vodacom expects that the number of contract customers in South Africa will eventually level off and that the number of prepaid customers in South Africa will continue to grow in the medium term driven by the continued demand for basic voice telephone services. Vodacom’s growth in prepaid customers could be negatively impacted by restrictions contained in RICA, which may require a burdensome registration process for customers and may require Vodacom to disconnect prepaid customers if it is not able to obtain such information. See “Risk Factors.” Vodacom believes that mobile communications services provide a cost effective means of telephone services for customers in underserviced and rural, outlying areas. Vodacom’s efforts will therefore continue to focus on growing customer numbers while carefully managing its existing customer base, marginal revenue per customer and customer related acquisition and retention costs. Vodacom, MTN and Cell C each provide connection commissions to service providers and dealers, or agents. These are often utilized by agents to subsidize handsets as an incentive for customers to switch operators to obtain a new handset and to reduce the cost of access. As a result, Vodacom focuses on keeping its contract churn rate low and retaining high value customers through focused handset upgrade policies and other retention measures, while continuously monitoring customer acquisition and retention costs. Vodacom also actively manages churn through customer relationship management systems, developing its own distribution and logistics capabilities and other retention initiatives. Prepaid customer churn is negatively affected by the high rate of unemployment in South Africa and the low cost of access.

Traffic
The following table sets forth information related to the traffic volume of Vodacom’s customers in
South Africa for the periods indicated. Traffic comprises outgoing calls made in South Africa and abroad and incoming calls received by Vodacom’s customers in South Africa, excluding national roaming and incoming international roaming calls.
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
Total Traffic (millions of minutes)
12,172
14,218
17,066
16.8
20.0
Outgoing
(1)
7,647 9,231 11,354 20.7 23.0
Incoming (interconnection) 4,525 4,987 5,712 10.2 14.5
(1)
Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 and 2004 financial years.
Growth in traffic in the 2006 financial year was mainly due to the 49.3% growth in the total customer base in South Africa from 12.8 million customers as of March 31, 2005 to 19.2 million customers as of March 31, 2006. Also evident was a marked change in customer calling patterns, with total mobile to mobile traffic increasing by 26.1% while total mobile to fixed and fixed to mobile traffic increasing by 1.7%. Growth in traffic in the 2005 financial year was mainly due to a 32.0% growth in the customer base from 9.7 million customers as of March 31, 2004 to 12.8 million customers as of
March 31, 2005.
Tariffs
Vodacom’s tariffs are subject to regulatory scrutiny, and, in certain circumstances, approval of
ICASA. The contract tariff packages are designed to appeal to leisure and business customers.
Vodacom sets its contract subscription package tariffs utilizing a balanced mix of access and usage.
For those tariff packages where voice usage is high, the per minute rate is lowered and the monthly subscription tariff is raised. For those packages where the voice usage is low, the per minute tariff rate is increased and the monthly subscription tariff is lowered. For those users where the monthly subscription tariff is a barrier to entry, Vodacom offers prepaid packages with no monthly subscription tariff, but sets the per minute voice tariff rate higher. Vodacom and MTN are parties to an amended interconnection agreement with each other and new interconnection agreements with Cell C. Effective
January 2005, the mobile-to-mobile interconnection rates for both commercial and community service telephone originated calls were increased from R1.23 peak and R0.73 off peak to R1.25 peak and
R0.77 off peak for commercial calls and from R0.04 peak and R0.04 off peak to R0.06 peak and
R0.06 off peak for community service calls, in each case exclusive of VAT.
The following table sets forth selected tariff information as of March 31, 2006 for a family top up package, a leisure contract package, a business contract package and a prepaid package. Peak hours are weekdays between 7:00 a.m. and 8:00 p.m., whereas Happy Hours, which were introduced in the 2006 financial year, are weekdays between 5:00 p.m. and 8:00 p.m. Off peak hours are all other times and all day during public holidays and weekends. Tariffs for international calls vary according to the destination country of the call. Vodacom’s most recent annual tariff amendments were lodged on
August 26, 2005 and approved by ICASA on September 6, 2005. The amendments resulted in an average tariff decrease of 4.9%, effective October 1, 2005.

As of March 31, 2006
Family
Leisure
Business
Top Up
(1)
Contract
(2)
Contract
(3)
Prepaid
(4)
(ZAR, including value-added tax)
Connection fee 97.00 97.00 97.00 –
Monthly charge/subscription 135.00 135.00 185.00 –
National calls
(ZAR/minute, including value-added tax)
Mobile-to-fixed peak calls 2.70 2.75 1.76 2.99
Mobile-to-fixed off peak calls 0.90 0.95 0.95 1.08
Mobile-to-mobile peak calls-own network 1.80 1.80 1.76 2.99
Mobile-to-mobile “Happy Hours” – own network 1.49 1.49 1.49 1.49
Mobile-to-mobile off peak calls-own network 0.90 0.90 0.95 1.08
Mobile-to-mobile peak calls-other networks 2.75 2.75 2.30 2.99
Mobile-to-mobile off peak calls-other networks 1.05 0.95 1.15 1.30
International calls
Peak 7.20, 10.80, 1.76+ 1.76+ 7.20, 10.80,
14.40, 18.00, Telkom
Telkom     14.40, 18.00,
21.60 or 25.20 peak peak 21.60
or 25.20
42.00,
depending                                                            depending
on zone on zone
Off peak 7.20, 10.80, 0.95+ 0.95+ 7.20, 10.80,
14.40, 18.00, Telkom
Telkom     14.40, 18.00,
21.60 or 25.20 off peak off peak 21.60
or 25.20
depending                                                            depending
on zone on zone
(ZAR, including value-added tax)
SMS per message
Peak 0.80 0.80 0.80 0.80
Off peak 0.35 0.35 0.35 0.35
(1)
Tariff for “Family Top Up,” Vodacom’s hybrid contract package. Vodacom’s “Family Top Up” contract includes R135 of credit airtime value per month. Calls are charged for the first 60 second increment and one-second increments thereafter.
As of March 31, 2006, “Family Top Up” customers accounted for 27.6% of Vodacom’s total contract customers.
(2)
Tariff for “Weekend Everyday,” Vodacom’s contract leisure package. Vodacom’s “Weekend Everyday” contract includes
120 free off peak minutes per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of March 31, 2006, “Weekend Everyday” customers accounted for 23.1% of Vodacom’s total contract customers.
(3)
Tariff for “Business Call,” Vodacom’s contract business package. Vodacom’s “Business Call” contract includes no free minutes per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of
March 31, 2006, “Business Call” customers accounted for 4.9% of Vodacom’s total contract customers.
(4)
Tariff for “4U.” Calls are charged per second. As of March 31, 2006. “4U” customers accounted for 77.0% of Vodacom’s total prepaid customers.
Sales and marketing
Vodacom’s sales and marketing strategy is split into two focus areas, marketing and brand building and sales and distribution. Vodacom’s promotional strategy seeks to build a brand that is widely recognized by customers. Vodacom’s advertising and promotion campaign is focused on television advertising and sponsorship of sporting and entertainment events.

The sale and distribution of Vodacom’s products and services and the acquisition and retention of customers are performed by Vodacom’s wholly owned subsidiary, Vodacom Service Provider, a company incorporated in South Africa, and the other independent and exclusive service providers. In recent years, Vodacom has purchased a number of the previously independent service providers and consolidated its sales and distribution operations into Vodacom Service Provider Company. On March
1, 2004, Vodacom purchased 51% of Smartphone, acquiring an additional 2.5 million prepaid customers. On April 16, 2004, Smartphone purchased an 85.75% equity stake in Smartcom, acquiring an additional 40,000 contract customers. On February 1, 2005, Vodacom acquired the contract customer base, dealer agreements and five employees of Tiscali.
Vodacom acquired a 51% stake in Cointel for approximately R84.3 million on August 1, 2005.
Cointel’s core business is providing value added and m-commerce services to the telecommunications industry.
An offer to acquire the cellular business of Africell, an exclusive Vodacom dealer in South Africa, was accepted on April 6, 2006. The acquisition is subject to a number of conditions, including approval by the South African Competition Commission.
In addition, Vodacom Service Provider Company seeks to enter into exclusive relationships with leading national retailers, wholesalers, dealers and franchisees in order to acquire and retain contract and prepaid customers. Vodacom utilized two exclusive service providers and two independent non-
exclusive service providers as of March 31, 2006. As of March 31, 2006, 97.4% of Vodacom’s total customer base, 83.5% of its contract customer base and 99.3% of its prepaid customer base in South
Africa was managed by exclusive service providers or controlled directly by Vodacom.
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
Since most customers in the developed market already have cell phones, Vodacom’s objective in the short to medium term is to retain market share and attract new customers through attractive products. Loyalty and retention programs played an integral role in achieving this objective. Vodacom also sought to increase its contract customer base by migrating appropriate high-end prepaid customers to Vodacom’s hybrid contract product, Top Up, in the 2006 and 2005 financial years.
As of March 31, 2006, Vodacom’s distribution network consisted of:
• Vodaworld – A unique one stop mobile telecommunications mall, showcasing the latest technology in cellular hardware.
• Dealers and franchises – 610 company and independently owned mobile dealer and franchise outlets, which include Vodashops, Vodacares, Vodacom 4U stores, Vodacom Active stores and
Telkom Direct shops.
• National chains – 9,870 retail outlets.
• Vodacom Direct – Vodacom’s call center based selling division.
• Corporate solutions – An extensive direct sales division within Vodacom which concentrates on the sale of contracts, data products and value-added services to businesses.
• Wholesale – A significant channel representing underserviced areas and street vendors.

Dealer incentives
Vodacom pays amounts to its service providers and dealers for the ongoing administration of its customers on a monthly basis.
Vodacom also pays the following incentive commissions to its service providers and dealers:
Contract connection incentive commissions. These commissions are paid to service providers or dealers for the acquisition and activation of each new customer for all contract packages.
Contract retention incentive commissions. These commissions are paid to service providers or dealers for the retention of all contract packages, excluding Vodacom 4U. The purpose of these incentives is to retain customers.
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
Handset incentive commissions. These incentives are offered by Vodacom to dealers who purchase phones from Vodacom to provide to customers, which are recorded as a net against revenue.
Customer care
Vodacom services customer needs through a variety of channels such as call centers, walk-in centers established in Cape Town, Durban, Midrand and Port Elizabeth, interactive voice response, through e-mail and Vodacom’s web sites. Vodacom’s key focus area for the 2006 financial year has been Vodacom’s customer self service. Approximately 75% of customer queries in the 2006 financial year were handled by the interactive voice response system and more than 80% of customer queries were resolved on the first call. Consequently, Vodacom has significantly improved its customer information systems and become increasingly proactive in developing relationships with its customers, particularly in the high revenue segment of the market. Vodacom is currently planning to establish more walk-in centers in other parts of the country. A fifth walk-in center was opened in Bloemfontein on May 8, 2006.
During the 2006 financial year, customer care was split into two focus areas, namely systems support and operations and retentions, in order to provide greater focus and more effective span of control. An email contact center was also established and has experienced significant growth.
Vodacom also outsourced its directory inquiries and basic prepaid calls, which has had a positive impact on overall service levels and freed in-house call centers to manage more complex queries, particularly resulting from the growth in data.
The growth of the customer base has necessitated recruitment of an additional 1,000 customer care staff with 75% to be placed in the frontline to improve call handling capacity. The additional staff were used to fill existing seating capacity in the Western Cape, Port Elizabeth and Midrand, however, the bulk were allocated to a new call center in the city center of Johannesburg.
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
In addition, Vodacom has undertaken a number of other initiatives, including the development of distribution and logistics capabilities to better service customers, called Vodacare. As of
March 31, 2006 the Vodacare infrastructure consisted of 28 branches and franchises in all the major centers providing walk-in customer support to Vodacom customers, and an advanced repair center hub for high-level repairs situated in Midrand. Vodacom believes that, with an average of approximately 60,000 repairs per month, this dedicated customer service support infrastructure differentiates Vodacom’s service from that of its competitors. During the 2004 financial year,
Vodacom launched a new 48 hour swap program to further increase service levels. The primary focus is to manage and facilitate the process of putting the customer back on the air with as little interruption as possible and is achieved by using a combination of repairs, swaps, refurbished handsets, loan handsets, and managed repairs through third parties.
Vodacom plans to continue to invest in sophisticated information systems to facilitate the interface between operational support systems, administrative systems, billing systems, distribution systems and customer service systems. Vodacom believes that the new information systems will allow for the development of enhanced service management processes.
Vodacom’s contract customers receive itemized bills and are encouraged to pay by direct debit transfer. Vodacom has a flexible billing system for corporate customers allowing it to offer multiple tariff rates, more customized billing information and billing for all GPRS- and 3G-related services.
Vodacom monitors its exposure to credit loss and customer fraud through a credit scoring system that evaluates potential contract customers. The evaluation process has led to decreases in contract customer churn rates and increases in the overall credit quality of its mobile contract customers. For its prepaid customers, Vodacom offers the option to recharge over the telephone and certain websites using credit cards in order to make the recharge process quicker and easier, as well as from internet sites from specific banks.
Infrastructure and technology
Vodacom operates one of the largest mobile communications networks on the African continent using and deploying digital GSM technology within the GSM900/1800MHz frequency band based on total estimated customers.
In South Africa, the network’s core GSM infrastructure is characterized by mobile switching centers (including visitor location register, or VLR, and gateways), base station controllers, base transceiver stations, including transceivers and GPRS functionality across the network.
As of March 31,
2004
2005
2006
Macro base transceiver stations 4,158 4,518 4,873
Micro base transceiver stations 1,555 1,508 1,528
Total
5,713
6,026
6,401
The Vodacom network’s UMTS 3G infrastructure as of March 31, 2006 consisted of 14 radio network controllers, 1,504 UMTS base transceiver stations (Node B), 4,512 UMTS transceivers and
HSDPA functionality across the 3G network.

Prepaid services are supported by the same GSM technology as contract services. In addition, prepaid services utilize a network of intelligent network nodes and associated front-ends and mediation systems for a variety of interactive voice response and electronic recharging options, including commercial bank ATM and point of sale terminal recharging.
As of March 31, 2006, Vodacom’s transmission network is comprised of 18,596 E1 links and
228 broadband links leased from Telkom, which are managed by a comprehensive next generation synchronous digital hierarchy digital cross-connect and multi-services platform infrastructure. In addition, Vodacom operates an extensive data network for its internal and commercial data requirements, based on internet protocol. It is comprised of more than 50 nodes and is supported by the Ethernet over synchronous digital hierarchy.
This network enables Vodacom to provide value-added voice and data services supported by voice-mail platforms, short messaging service centers, a wireless application protocol platform, a mobile internet gateway platform supporting advanced SIM toolkit applications and an intelligent network platform.
Vodacom has designed its mobile communications network using scaleable technology in order to be able to increase capacity in an economic manner as demand dictates. The network is capable of providing a high level of service quality despite an extremely varied distribution of traffic, difficult terrain conditions and a complex regulatory environment. In the year ended March 31, 2006, Vodacom had a call retention rate of 99.6% and a call success rate of 99.3% in South Africa.
As of March 31, 2006, approximately 23.5% of Vodacom’s base stations were 3G enabled and
Vodacom had installed dual band (GSM900/GSM1800MHz) base transceiver stations in 1,599 locations, comprising 13,945 GSM1800MHz transceivers. In addition, all base transceiver stations in metropolitan areas have been upgraded with dual band antennas and feeder cables to accommodate
GSM1800MHz equipment, while Vodacom continues to deploy GSM1800MHz radio equipment in all regions to provide additional customer capacity as necessitated by the increase in network traffic. In the design of its network, Vodacom has paid careful attention to the needs of customers and to the environment by making an extensive effort to implement sites in the most discrete manner possible.
Furthermore, attention has been given to management of electromagnetic emissions to ensure compliance with recognized international environmental standards such as those developed by the
International Commission on Non Ionizing Radiation Protection.
Vodacom’s billing system allows for the billing of GPRS services, such as multi-media messaging services and other content-based services. Unlike traditional GSM services where calls are billed on a per second or per minute basis, customers utilizing GPRS services are billed according to the number of bytes of data sent or received.
Vodacom believes its 3G license will continue to assist in stimulating further growth in products and services to satisfy customer demand. As a result, during the 2006 financial year Vodacom increased its capital spending in this area and expects to further increase its capital spending in this area in the 2007 financial year.
Competition
The current South African mobile telecommunications market consists of three mobile communications network operators, Vodacom, MTN, a wholly owned subsidiary of MTN Group
Limited, a public company listed on the JSE, and Cell C, which recently announced that it would be entering into a joint venture with Virgin Mobile and we expect will increase competition. As of
March 31, 2006, Vodacom was the market leader with an estimated 58% market share based on the total estimated customers in the South African mobile communications market, while MTN had an estimated 33% market share and Cell C had an estimated 9% market share. Vodacom competes primarily on the basis of product quality, availability and network coverage. Vodacom believes that increased competition could have an adverse impact on its tariffs and churn rate.

Operations in other African countries
Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations primarily in sub-Saharan Africa, and, in the future, by selectively acquiring additional mobile licenses or operators primarily in other sub-Saharan African markets. Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions or good prospects for growth, market leadership and profitability. Other key factors include Vodacom’s ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing, where available.
Where Vodacom is not able to obtain non-recourse financing, it seeks to fund operations from internally generated funds. Other African operators are branded under the “Vodacom” name.
Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. The number of customers served by
Vodacom’s operations outside South Africa has grown significantly to approximately 4.4 million as of
March 31, 2006 from approximately 2.6 million as of March 31, 2005 and approximately 1.5 million as of March 31, 2004. Revenue from Vodacom’s operations outside of South Africa has grown to
R2,974 million in the year ended March 31, 2006 from R2,274 million in the year ended
March 31, 2005 and R1,505 million in the year ended March 31, 2004. Our share of Vodacom’s operating profit from other African operations was R144 million in the year ended March 31, 2006, compared to an operating loss of R98 million in the year ended March 31, 2005 and an operating profit of R29 million in the year ended March 31, 2004.
Vodacom entered into a five year management agreement with Vee Networks Limited, or Vee
Networks, effective April 1, 2004, pursuant to which Vodacom would have managed Vee Networks’
cellular network operations in Nigeria with the intention of acquiring an equity stake in the business.
On May 31, 2004, however, Vodacom announced that it had elected to terminate the management contract and abandon its plan to make an equity investment in the business of Vee Networks in
Nigeria. Vodacom continued to provide technical support to Vee Networks for a period of six months.
All negotiations to acquire a controlling interest in Vee Networks, trading as V-Mobile in Nigeria, have been terminated due to the parties being unable to reach agreement on the valuation of Vee
Networks. In 2004, Econet Wireless Network had initiated various actions against Vee Networks and
Vee Networks’ shareholders. Vodacom was featured in some of these actions as a potential defendant in the event its acquisition of Vee Networks’ shares occurred. Since Vodacom did not acquire any shareholding in Vee Networks, no action was instituted against it by Econet Wireless Network.

The following table sets forth customer data for Vodacom’s mobile communications networks in its other African operations as of the dates specified. The table reflects 100% of all of Vodacom’s operations.
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
Other African countries
Customers (thousands)
(at period end)
(1)
1,492
2,645
4,358
77.3
64.8
Lesotho 80 147 206 83.8 40.1
Tanzania 684 1,201 2,091 75.6 74.1
Democratic Republic of the Congo 670 1,032 1,571 54.0 52.2
Mozambique 58 265 490 356.9 84.9
Churn (%)
(2)
Lesotho 65.1 17.3 22.3 (73.4) 28.9
Tanzania 30.0 29.6 28.5 (1.3) (3.7)
Democratic Republic of Congo 20.2 23.1 28.1 14.4 21.6
Mozambique 0.3 11.3 32.2 n/a 185.0
Gross connections (thousands)
Lesotho 51 70 98 37.3 40.0
Tanzania 404 746 1,353 84.7 81.4
Democratic Republic of the Congo 513 565 892 10.1 57.9
Mozambique 58 225 342 287.9 52.0
Penetration (%) (at period end)
(3)
Lesotho 5.1 7.4 12.9 45.1 74.3
Tanzania 3.3 5.1 9.2 54.5 80.4
Democratic Republic of the Congo 2.3 3.5 5.5 52.2 57.1
Mozambique 2.6 4.2 8.4 61.5 100.0
ARPU
(4)
Lesotho (ZAR) 125 92 78 (26.4) (15.2)
Tanzania (ZAR) 128 81 67 (36.7) (17.3)
Democratic Republic of the Congo (ZAR) 150 98 86 (34.7) (12.2)
Mozambique (ZAR) 110 52 36 (52.7) (30.8)
Number of employees (at period end)
(5)
761
1,074
1,154
41.1
7.4
Lesotho 68 63 67 (7.4) 6.3
Tanzania 316 350 438 10.8 25.1
Democratic Republic of the Congo 334 538 479 61.1 (11.0)
Mozambique 43 123 170 186.0 38.2
(1)
Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of the end of the period indicated.
(2)
Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period. Vodacom’s contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. For other African countries, each subsidiary has its own disconnection rule to disconnect inactive prepaid customers.  Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom Tanzania, Vodacom DRC and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of 215 consecutive days. See Item 4. “Information on the Company–Business Overview–Mobile communications.”
(3)
Penetration calculations are Vodacom estimates.
(4)
ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.
(5)
Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of employees of other African countries and excluded from Vodacom South Africa’s number of employees.

Lesotho
Vodacom owns an 88.3% interest in Vodacom Lesotho (Pty) Limited, or Vodacom Lesotho,
a company incorporated in the Kingdom of Lesotho, while Sekha-Metsi Enterprises (Pty) Limited, a company incorporated in the Kingdom of Lesotho, owns the remaining 11.7% of Vodacom Lesotho.
Vodacom Lesotho’s network was commercially launched in May 1996. Vodacom Lesotho’s license has a term of 20 years with 10 years remaining.
Although Vodacom Lesotho is a very small operation by South African standards, Vodacom launched its Lesotho operations due to the strategic geographical importance of Lesotho in terms of
Vodacom’s market share in neighboring South Africa. The network has 59 base transceiver stations, one mobile service switching center, two base station controllers, one short message service center, one intelligent network platform and one voicemail platform. Vodacom Lesotho’s cumulative capital expenditures through March 31, 2006 were R225 million, compared to R210 million through
March 31, 2005 and R201 million through March 31, 2004. The continued investment is an indication of the company’s drive to expand and optimize the existing infrastructure ensuring the highest coverage and service levels to its customer base.
Vodacom Lesotho offers a variety of prepaid and contract products to customers. The current prepaid offering is known as Mocha-o-chele. Vodacom Lesotho’s SuperTalk50 and SuperTalk100 contract products are the first and only contracts in Lesotho that offer bundled minutes and a subsidized handset. Additional contract packages include Corporate Executive, Master Plan, Budget
Plan and Family Plan, all of which provide connectivity options without bundled services or subsidized handsets. Vodacom Lesotho also offers public phone services and a direct connect service allowing customers to access the Vodacom Lesotho network directly from their PABX. Vodacom Lesotho’s distribution is maintained via eight Vodashops, six Super Dealers and four retail groups and Vodacom products can be purchased from over 100 outlets in Lesotho. Customers are serviced through a walk-
in customer care center or via a customer care call center.
Vodacom Lesotho managed to increase its customer base by 40.1% to 206,000 as of
March 31, 2006 from 147,000 as of March 31, 2005. The customer base increased by 83.8%
in 2005 from 80,000 as of March 31, 2004. The prepaid plan is the most popular package and accounted for 97.1% of Vodacom Lesotho’s total customers as of March 31, 2006, compared to
96.6% as of March 31, 2005 and 95.0% as of March 31, 2004. The net increase in total customers in the year ended March 31, 2006 is the result of 98,000 gross connections for the year, compared to
70,000 in the year ended March 31, 2005, and 51,000 in the year ended March 31, 2004. Vodacom
Lesotho had a churn rate of 22.3% in the 2006 financial year, compared to 17.3% in the 2005 financial year and 65.1% in the 2004 financial year. The lower churn rate in the 2005 financial year was due to completion of the clean up of the inactive customer base and the result of the introduction of a seven-
month disconnection policy in April 2004. The high churn rate in the 2004 financial year was the result of an ongoing process of cleaning up the inactive customer base.
Econet-Ezicell remains the only direct mobile GSM competitor in the region, with Vodacom
Lesotho having superior coverage and infrastructure. Vodacom Lesotho had implemented
13 additional sites during the 2006 financial year. Vodacom Lesotho has increased its international roaming agreements to match that of Econet Ezicell. This will remain a priority in the 2007 financial year, with the core focus of retaining and expanding its estimated 80% market share as of
March 31, 2006.

The headcount for Vodacom Lesotho increased to 67 employees as of March 31, 2006, compared to 63 employees as of March 31, 2005 and 68 employees as of March 31, 2004.
The number of customers per employee improved by 31.6% from 2,333 customers per employee as of March 31, 2005 to 3,071 customers per employee as of March 31, 2006.
The regulatory environment in Lesotho continues to prove challenging. Changes in the operating environment include the licensing of a third network operator, Bethlehem Technologies, with an international gateway to provide data services, and a further amendment to Telecom Lesotho’s license allowing it to provide a product, Lekomo Flexi, which is a mobile service using the Econet Ezi-Cell infrastructure. The license to Bethlehem Technologies has been challenged through court action by
Lesotho Telecommunications Corporation. The Government of Lesotho has taken a decision to extend
Telecom Lesotho’s fixed-line exclusivity rights for an additional twelve month period.
Tanzania
Vodacom owns a 65% interest in Vodacom Tanzania Limited, or Vodacom Tanzania, a company incorporated in the United Republic of Tanzania, or Tanzania, while Planetel Communication Limited, a company incorporated in Tanzania, owns a 16% interest in Vodacom Tanzania, and Caspian
Construction Proprietary Limited, a company incorporated in Tanzania, owns a 19% interest in
Vodacom Tanzania. Vodacom Tanzania was initially granted a 15 year license to operate a GSM network in Tanzania, which became effective on December 21, 1999. The period of the license was subsequently extended for a further 10 years to 25 years from the initial date of the license. The roll-
out of the network commenced in March 2000 and the commercial launch of the network occurred in
August 2000.
Vodacom Tanzania became the largest mobile communications network operator in Tanzania within one year of launching. Vodacom Tanzania’s cumulative capital expenditures through
March 31, 2006 were R1.5 billion, or TSH297.6 billion, compared to R1.4 billion, or TSH240.1 billion, through March 31, 2005 and R1.1 billion or THS201.0 billion through March 31, 2004. Network coverage expanded to approximately 15% of the land surface of Tanzania and approximately 45% of the population as of March 31, 2006, compared to approximately 12% of the land surface and approximately 43% of the population as of March 31, 2005 and approximately 9% of the land surface and approximately 38% of the population as of March 31, 2004.
Vodacom Tanzania’s current package offerings are Vodago, its prepaid product, Vodachoice, its contract product, and Vodatariffa, an SMS based information service. During the course of the 2006 financial year, Vodacom Tanzania introduced Vodafasta, a recharge product which allows prepaid customers to electronically recharge airtime via registered vendors. This product enhances the availability of Vodago prepaid airtime and reduces the cost of physical distribution. Vodachoice continues to be the preferred contract package although Vodajazza, a contract hybrid product offered on the prepaid billing platform, has gained popularity in the corporate market. The peoples phone
“Adondo” continues to form an integral part of the company’s public phone offering and strategy.
Vodacom Tanzania was the first operator in Tanzania to introduce per second billing on
October 3, 2003. Per second billing has proved highly successful in Tanzania, and as of
March 31, 2006, approximately 2.0 million of Vodacom Tanzania’s customers were utilizing this service, compared to approximately 980,000 as of March 31, 2005 and approximately 400,000 as of
March 31, 2004. Vodacom Tanzania currently offers international roaming on 171 networks in
95 countries. Vodacom Tanzania launched an interactive voice response in the 2004 financial year to improve customer service levels. Customers can now be served in 2 languages, namely Kiswahili and English.
The Vodacom Tanzania market profile was 99.5% prepaid as of March 31, 2006, compared to
99.3% prepaid as of March 31, 2005 and 98.9% prepaid as of March 31, 2004, and this is not expected to change significantly in the near future. Vodacom Tanzania has increased the number of customers registered on its network by 74.1% to approximately 2.1 million as of March 31, 2006 from approximately 1.2 million as of March 31, 2005 and approximately 684,000 as of March 31, 2004 mainly because of an 81.4% increase in gross connections to approximately 1.4 million in the year ended March 31, 2006, compared to approximately 746,000 in the year ended March 31, 2005 and approximately 404,000 in the year ended March 31, 2004. Vodacom Tanzania had a churn rate of
28.5% in the 2006 financial year, 29.6% in the 2005 financial year and 30.0% in the 2004 financial year due to the high levels of competition in Tanzania.
There are three other mobile operators licensed in Tanzania, Zantel, Mobitel and Celtel Tanzania.
Zantel, which had historically operated exclusively on the island of Zanzibar, moved onto the mainland during the year and enhanced its coverage by entering into a national roaming agreement with
Vodacom Tanzania, effective from July 31, 2005. Tanzania Telecommunication Company Limited, or
TTCL, transferred its majority shareholding in Celtel Tanzania to the Tanzanian government and subsequently Celtel International B.V was acquired by Mobile Telecommunications Company, or MTC, of Kuwait. There was no national prepaid tariff reduction during the year, however, contract off-network tariffs were reduced in response to competition. Since the deregulation of the international market, many more international operators entered the market, which allowed Vodacom Tanzania to reduce international call tariffs toward the end of the year due to more favorable negotiated terminating settlement rates.
Vodacom Tanzania’s estimated market share was approximately 58% as of March 31, 2006, compared to approximately 59% as of March 31, 2005 and approximately 57% as of March 31, 2004.
Vodacom estimates that Celtel had a market share of approximately 27%, 26% and 25%, Mobitel had a market share of approximately 11%, 11% and 14% and Zantel had a market share of approximately
4%, 4% and 4% as of March 31, 2006, 2005 and 2004, respectively, based on the total estimated mobile market.
Vodacom Tanzania had a total headcount of 438 employees as of March 31, 2006, compared to
350 employees as of March 31, 2005 and 316 as of March 31, 2004. Included in employees as of
March 31, 2006 are 10 secondees who are employed out of Vodacom International Limited. Effective
April 1, 2005, a new managing director, Romeo Khumalo, was appointed the managing director, replacing Jose dos Santos, who was transferred to Vodacom Mozambique.
Vodacom Tanzania continues to support the development of local Tanzanian skills. Vodacom
Tanzania views employee relations as a key factor in ensuring a positive working environment. Staff issues are addressed via a consultative forum where staff are given a platform to address issues and agreed actions are monitored on a monthly basis.
The regulatory environment has been dominated by the negotiation of the terms and conditions of migration of Vodacom’s existing license to the new regulatory framework, which had not been finalized at the end of the year. Vodacom Tanzania also applied for its own international gateway license as part of this process. The arbitration of the historical dispute between TTCL and Vodacom in respect of outstanding interconnection fees was settled during the 2006 financial year as Vodacom decided not to pursue the case.
In July 2004 the Tanzanian Communications and Regulatory Authority issued new interconnection rates for both mobile and fixed operators. The mobile termination rate was proposed to be reduced from 17.5 US cents to 10.0 US cents from August 1, 2004 and 8.9 US cents from January 1, 2005 with further annual reductions in the future. Vodacom submitted comments in support of its views on the introduction of cost based interconnection and Vodacom Tanzania challenged the process by which the termination rates were introduced. A public hearing was held during September 2004 to discuss these issues, the result of which was that the revised 2005 interconnect rates were introduced from October 1, 2004 and the further reduction was delayed by two months to March 1, 2005.

In February 2006, the Tanzanian Communications and Regulatory Authority issued new interconnection rates for both mobile and fixed operators. The mobile termination rate was reduced from 8.9 US cents to 8.0 US cents from March 1, 2006, slightly above the previously published expected rate of 7.9 US cents. This rate is scheduled to remain in place until December 31, 2007.
A new Telecommunications Act was introduced, effective February 23, 2005. This ended the fixed line monopoly of Tanzanian Telecommunications Company Limited, and is expected to lead to the liberalization of the telecommunications market within the country. The Ministry of Telecommunications is currently engaging the industry in respect of a new regulatory framework, and accordingly licensing of services has yet to be finalized. Vodacom Tanzania has in the meantime commenced the routing of international traffic via Zantel at rates which are expected to improve margins over those offered by the Tanzanian Telecommunications Company Limited.
Democratic Republic of the Congo
On December 11, 2001, Vodacom, together with Congolese Wireless Network s.p.r.l., a company incorporated in the Democratic Republic of the Congo, formed Vodacom Congo (RDC) s.p.r.l., or
Vodacom Congo, a company incorporated in the Democratic Republic of the Congo. Vodacom owns a
51% interest in Vodacom Congo, while Congolese Wireless Network owns the remaining 49% interest in Vodacom Congo. Congolese Wireless Network s.p.r.l. had a limited existing network in the
Democratic Republic of the Congo. Vodacom Congo’s network was officially launched under the
Vodacom brand in May 2002. Vodacom Congo has 13 years remaining on its license.
During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in Vodacom’s financial statements. Effective April 1, 2004, Vodacom Congo is being fully consolidated as a subsidiary in Vodacom’s financial statements after certain clauses granting the minority shareholders participating rights were removed from the shareholders agreement.
Vodacom Congo is currently performing well under challenging circumstances. The local currency appreciated 13.0% against the US Dollar over the 2006 financial year, after depreciating 32.9% in the
2005 financial year, improving affordability levels for the general population. Improved affordability fuelled expansion of Vodacom Congo’s customer base as the penetration rate of mobile customers in
Congo increased from 3.5% as of March 31, 2005 to 5.5% as of March 31, 2006. ARPU was affected negatively as lower end users constituted a large part of the growth. Despite aggressive competition for market share, Vodacom has been able to retain dominance in the Congolese cellular market. An aggressive coverage strategy, implementation of an effective and aggressive sales and distribution strategy and improvement in consumer confidence and spending was the main contributing factors in achieving the successes in customer growth and improved profitability for the financial year.
Congo’s first presidential and parliamentary elections took place on July 30, 2006, after an official postponement was announced in June 2005. It is hoped that the outcome of the elections will bring political stability and economic growth to the Democratic Republic of the Congo. Vodacom believes that its current coverage and market share levels provide Vodacom Congo a strong position to benefit from any economic upturn.
Network coverage has been rolled out in all of the nine provinces of the Democratic Republic of the Congo, including 184 towns and consisted of 373 base stations and four mobile service switching centers as of March 31, 2005, compared to 130 towns, 289 base stations and four mobile service switching centers as of March 31, 2005 and 71 towns, 227 base stations and four mobile service switching centers as of March 31, 2004. Network capacity in the main centers has also been upgraded to maintain quality and service. Vodacom Congo covered approximately 30% of the geographical area of the Democratic Republic of the Congo and approximately 67% of the population as of March 31, 2006, compared to approximately 26% of the geographical area and approximately
65% of the population as of March 31, 2005 and approximately 25% of the geographical area and approximately 55% of the population as of March 31, 2004.

Vodacom Congo is financing its roll-out in the Democratic Republic of the Congo with a non-
recourse medium term facility and equity contributions. Vodacom Congo’s cumulative capital expenditures through March 31, 2006 were more than US$323 million, compared to US$281 million through March 31, 2005 and US$227 million through March 31, 2004.
Vodacom Congo currently offers three products, a contract service, a prepaid service and a public phone service. The contract product is aimed at the corporate market with the focus on value added services and customer service. Service to contract customers was further enhanced in the 2006 financial year with the possibility to migrate to time-sharing options and the introduction of the corporate PABX product. The prepaid and public phone products are aimed at the general Congolese market with the main competitive advantage being coverage, network quality and distribution.
To further enhance data revenue streams, Vodacom Congo commercially launched GPRS in
February 2006. The application was introduced to support data transfer requirements during the electoral process and meet the data demands of local businesses and corporate clients.
In May 2005, Vodacom Congo launched an electronic voucher solution called “Voda E” in order to strengthen its distribution capabilities and enable customers to recharge to the value of US$0.30, compared to the previous lowest denomination of US$1.00, and to transfer airtime among users via text messaging with the use of a standard handset. The new airtime distribution platform accounted for approximately 30% of all voucher sales on the network in the 2006 financial year.
Vodacom Congo’s customer care center serves customers in their choice of French, English,
Lingala, Kingongo, Swahili and Tshiluba. Vodacom Congo’s interactive voice response handled in excess of 45,000 calls per day as of March 31, 2006. Vodacom Congo has been successful in establishing international roaming agreements with 328 operators in 158 countries.
Vodacom Congo’s customer base consisted of 97.9%, 97.9% and 97.5% prepaid customers as of
March 31, 2006, 2005 and 2004, respectively. Vodacom Congo increased customers significantly in the 2006 financial year to approximately 1.6 million customers as of March 31, 2006 from approximately 1.0 million customers as of March 31, 2005 as a result of approximately 892,000 gross connections, coupled with a churn percentage of 28.1%, in the 2006 financial year, compared to approximately 565,000 gross connections, coupled with a churn percentage of 23.1%, in the 2005 financial year. As of March 31, 2004 Vodacom Congo’s customer base consisted of 670,000 customers as a result of approximately 513,000 gross connections and a churn percentage of 20.2%
in the 2004 financial year. Vodacom competes on the basis of low priced, quality handsets, effective distribution channels, network coverage and network quality.
Vodacom Congo continued to be the market leader in the Democratic Republic of the Congo with an estimated market share of approximately 48% as of March 31, 2006, compared to 47% as of
March 31, 2005 and 2004 based on the total estimated mobile market. Celtel is the main competitor in the Democratic Republic of the Congo with a similar approach of covering a large part of the population across the country, focusing its coverage in the main city centers. Celtel and SAIT have embarked on an aggressive pricing campaign and further coverage roll-out. Celtel had an estimated market share of approximately 44% as of March 31, 2006, compared to approximately 46% as of
March 31, 2005 and 45% as of March 31, 2004 based on the total estimated mobile market. The other two competitors in the Democratic Republic of the Congo, SAIT and Congo Chine Telecom, had
estimated market shares of approximately 2% and 6%, respectively, as of March 31, 2006.
Vodacom Congo had 479, 538 and 334 employees as of March 31, 2006, 2005 and 2004, respectively. The process of evaluation, identifying and training of local staff is a continuous focus of the company as part of the skills transfer process.

The National Regulatory Agency, or NRA, has been active during the year working with international consultants appointed by the World Bank on the reformation of the telecommunication legislative framework and regulations. Key focus areas included:
– spectrum (national planning, management and fees);
– interconnection guidelines and principles;
– cost modelling;
– numbering (national planning, management and fees); and
– universal service fund (constitution and funding mechanisms).
Draft guidelines and regulations were submitted to network operators for consultation purposes.
The NRA has also been holding public hearings in regards to the introduction of 3G technology.
The NRA’s findings are expected to soon be submitted to the government.
SuperCell, affiliated to MTN-Rwanda cell, was previously granted a license on a regional basis by the Rassemblement Congolats pour la Democratic, or RCD, political organization. The new political order established RCD as a recognized political power and SuperCell was granted a national license.
Although the issue remains unresolved, the National Regulatory Agency’s position is currently that no local interconnection is allowed with SuperCell. In view of the controversy associated with SuperCell’s operations, the Minister of Post, Telephone and Telegraph subjected the validity of the SuperCell license to a minimum required investment in the Democratic Republic of the Congo by SuperCell of
core network elements.
In addition to its GSM license rights, Vodacom Congo was granted additional exploitation rights for PABX (including an assigned spectrum for corporate direct connection) and internet / WiMax.
Mozambique
Vodacom Mozambique was established on October 23, 2003 and launched commercial operations on December 15, 2003. Vodacom owns 98% of VM (S.A.R.L.), trading as Vodacom
Mozambique and the remaining 2% is held by a local consortium named EMOTEL. Vodacom
Mozambique was awarded its license in August of 2002, but due to the fixed-line operator and the cellular operator being one company with no interconnect rates applicable, the license was not accepted until August 2003 when the issues were satisfactorily resolved. The license is a 2G GSM license and will expire in 2018.
Vodacom Mozambique’s infrastructure roll-out consisted of one mobile services switching center, four base station controllers and 169 base transceiver stations as of March 31, 2006. The network had a capacity of 1.0 million customers as of March 31, 2006, with an increase to a capacity of 1.5 million planned for 2007. Vodacom Mozambique’s cumulative capital expenditures, excluding the license, through March 31, 2006 were approximately R605 million, or approximately MZM 2,645 billion, compared to R696 million, or MZM 2,173.7 billion, through March 31, 2005 and R478 million, or
MZM 1,785.6 billion, through March 31, 2004. The South African Rand equivalent expenditure is lower in the current year due to the devaluation of the Mozambique Meticals against all major currencies.
GPRS / Enhanced Data for GSM Evolution, or EDGE, is expected to be available by the end of June
2006 for contract customers and at the end of July 2006 for prepaid customers. EDGE is a data service that provides a faster version of GSM wireless service.
Vodacom Mozambique offers customers contract and prepaid plans and rolled out public phones in the 2006 year. Prepaid packages accounted for 98.6%, 98.5% and 98.3% of the gross connections in the 2006, 2005 and 2004 financial years, respectively. Contract products are mainly aimed at the corporate and business market, while the prepaid products are aimed at the large informal market.
Vodacom Mozambique has an interactive voice response in place and customer care can handle customer queries in two languages, namely Portuguese and English.

Vodacom Mozambique has managed to increase its customer base to 490,000 customers as of March 31, 2006 from 265,000 customers as of March 31, 2005 and 58,000 customers as of
March 31, 2004. The increase in total customers is as a result of 342,000 and 225,000 gross connections in the 2006 and 2005 financial years, as well as a churn rate of 32.2% in the 2006 financial year and 11.3% in the 2005 financial year.
During the 2006 financial year, Vodacom Mozambique moved towards an exclusive distribution arrangement, expanded its distribution network and introduced regional distribution centers. Vodacom
Mozambique also increased its growth incentive and target parameters.
Vodacom Mozambique’s only competition is Moçambique Cellular, previously Telecomunicações
Móveis de Moçambique, Lda, or mCel, a company owned by Telecomunicações de Moçambique, or TDM, who is also the national fixed-line operator. Vodacom Mozambique had an estimated market share of approximately 30% as of March 31, 2006, compared to approximately 33% as of
March 31, 2005 and 11% as of March 31, 2004 based on the total estimated mobile market. Vodacom
Mozambique is focusing on coverage expansion, building sound distribution and delivering innovative value propositions underscored by a warm and receptive brand identity. A unique point of differentiation for Vodacom Mozambique has come from its corporate social investment projects which saw the complete reconstruction of a school in Maputo and the donation of sorely needed books and encyclopedias to schools nationally.
mCel continues to be an aggressive competitor. Given its greater financial and market power,
mCel remains a formidable opponent in the foreseeable future. As of February 2006, mCel had soft-
launched its GPRS offering to contract customers in the Maputo area.
Vodacom Mozambique employed 170 and 123 people as of March 31, 2006 and 2005, respectively. Effective April 1, 2005, a new managing director was appointed. Vodacom Mozambique continues to support the development of local skills. A succession plan and development programs were implemented to transfer skills and knowledge to local employees. Staff issues are addressed via a consultative forum where they are given a platform to address issues. Vodacom Mozambique embarked on an HIV/AIDS education and awareness campaign in December 2005 that included an
Industrial Theatre and various speakers, which was well received by employees.
Draft universal service fund regulations are being reviewed by the Ministry of Communications.
Indications are that the regulations will make provision for operator representatives to sit on the board of the Fund. Intelcon Research & Consulting Limited, consultants appointed by the National
Regulatory Authority, released their report on a proposed pilot project to introduce universal access followed by a workshop to discuss the pilot project and proposed legislation to govern administration of the universal access fund. The pilot project will focus on areas in Zambezia and Nampula provinces in the northern parts of Mozambique. The project will be funded by the World Bank and a subsidy of
US$3.2 million is to be allocated to the successful bidder. Operators are invited to bid for the project.
Apart from providing the necessary coverage, the winning operator is expected to roll-out over
900 community pay-phones and provide the necessary support to the operators of these phones.
The tender document is expected to be released by September 2006, with the project to commence in
December 2006. Vodacom is well into year three in terms of its license obligations for infrastructure roll-out.
The Ministry of Commerce and Trade is preparing a competition policy for Mozambique. The project is funded by the United States Agency for International Development, or USAID, and the World
Bank. A discussion document has been circulated for comment and Vodacom Mozambique is a member of the ministerial task force that is assisting in the development of the policy.

All operators have been informed by the Instituto Naçional das Comunicaçoes de Moçambique, or
INCM, that all licenses are to be re-issued in compliance with the new Telecommunications Law of
2004. Vodacom Mozambique was invited to submit suggestions to any amendments it wished to make to its existing license.
In March 2006 the INCM was formally notified by the Administrative Tribunal that, upon Vodacom
Mozambique’s application, Resolution 10/05 of December 20, 2005 that established significantly lower interconnection rates has been suspended. The INCM is waiting to reduce interconnection rates.
Current attempts are being resisted to ensure that the proper procedure is followed. If the rate reduction is enforced, it is estimated that it would result in a decrease of approximately US$400,000 in revenue for the 2007 financial year. It is believed that the launching of GPRS and EDGE, as well as the prospect of gaining additional market share in the corporate customer and sophisticated high spending customer area, may mitigate this reduction in part.
Vodacom Mozambique believes that its ability to strictly manage costs in the face of low ARPU and low minutes of usage, while expanding coverage and distribution and intensifying promotional and product offerings, will be critical to achieving improved results.
Due to the competitive and economic environment in which Vodacom Mozambique operates,
Vodacom assessed its assets for impairment in accordance with the requirements of IAS 36:
Impairment of Assets. The recoverable amount of these assets was based on the fair value less cost of disposal at March 31, 2006 and 2005. The fair value of the assets was based on the assumption that the assets would be disposed of on an item by item basis. The amount by which the carrying amount exceeded the recoverable amount was recognized as an impairment loss in Vodacom’s and
Telkom Group’s consolidated financial statements for the 2005 financial year. In the 2006 financial year, this impairment loss was reversed in part due to an increase in the fair value of the assets.
Procurement – Vodacom South Africa
Vodacom South Africa solicits bids for all goods and services in excess of R1 million. Bids are through a closed tender system by invitation only. A multi-disciplinary cross-functional team evaluates and awards bids to the best supplier based on the best overall score, taking into account technical specification, delivery time, costing, financial viability and the participation of black economic empowerment partners.
Vodacom spent approximately 66.2% of its eligible procurement expenditure with BEE companies during the year ended March 31, 2006, compared to 75% during the year ended March 31, 2005 and
60% during the year ended March 31, 2004.
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

REGULATION AND LICENSE REQUIREMENTS
Overview
The licensing and provision of telecommunications services in the Republic of South Africa has historically been subject to the Telecommunications Act and the extensive regulations made under the
Telecommunications Act. The Telecommunication Act was repealed by the Electronic Communications
Act when the Electronic Communications Act came into effect on July 19, 2006. While a new licensing regime will be created by the Electronic Communications Act, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime. Regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result, the regulatory environment is evolving, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which, in light of the politicized issue of privatization of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process. A number of significant matters have not been addressed or clarified.
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
Policy directions
The Telecommunications Act entitled the Minister of Communications, after a public comment period, in consultation with ICASA and after referral to Parliament for comment, to issue and publish policy directions consistent with the objectives of the Telecommunications Act. Once such policy directions have been issued, ICASA is obliged to perform its regulatory and other functions in accordance with such directions.
Regulations
The Telecommunications Act entitled ICASA to make regulations, drafts of which must first be published in the Government Gazette for public comment before final regulations can be prescribed and published in the Government Gazette by the Minister of Communications.
Under South African law, it is possible for licensees such as Vodacom and Telkom and for other interested parties to have the regulations and rulings issued by ICASA reviewed and tested in a court of law for compliance with the objectives and other provisions of the Telecommunications Act, and other relevant laws such as the South African Constitution.

The Telecommunications Act is not entirely clear on a number of issues which are expected to be addressed by regulation. In addition, because ICASA was only established in 2000 and the regulations governing the telecommunications industry in South Africa are evolving, lack of clarity exists in a number of areas that are still subject to interpretation, review and amendment. Therefore there is some degree of regulatory uncertainty for Telkom, Vodacom and other communications providers.
The regulatory process entails a public comment process which, in light of the politicized issue of the privatization of industries such as telecommunications in South Africa, makes the outcome of the process uncertain and may cause delays.
Licensing of the second national operator
In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator, SNO-T, that is
30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty)
Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. ICASA issued this license on December 9, 2005, however, SNO-T is not expected to commence business activities until the second half of the 2006 calendar year.
Underserviced areas
A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%.
The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and has issued invitations to apply for licenses in the remaining 20. It is expected that further licenses will be issued in the 2006 calendar year.
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
• VANS operators have been permitted to allow their services for the carrying of voice, including voice over internet protocol;
• Telkom is no longer the sole provider of facilities to VANS operators; and
• licensing for the provision of payphone services has been expanded.
These determinations are incorporated in the Electronic Communications Act.
Electronic Communications Act
In March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors that repealed the
Telecommunications Act. The bill, renamed the Electronic Communications Bill, was passed by the

Parliament of South Africa in December 2005 and was signed by the President of South Africa on
April 18, 2006. The Electronic Communications Act came into effect on July 19, 2006. All existing licenses are to remain valid until converted to new licenses in line with the new licensing regime and regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result,
Telkom’s licenses will be converted to new licenses in accordance with the new licensing. We expect that the new licensing framework will result in the market becoming more horizontally integrated with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit. See “—Legislative developments”
below.
Interconnection
The Telecommunications Act established the general conditions for interconnection among licensed operators. In particular, the Telecommunications Act guaranteed the right of any licensed operator to interconnect with operators licensed to provide public switched telecommunication services, including the second national operator. The Telecommunications Act empowered ICASA to prescribe guidelines as to the terms and conditions of interconnection agreements and it conferred on ICASA powers to intervene and propose, or to set its own terms and conditions where the parties were unable to reach an agreement or the agreed terms are not consistent with the relevant guidelines. Any terms and conditions of an interconnection agreement set by ICASA are binding between the parties.
In 2000, ICASA made, and the Minister of Communications approved and promulgated, interconnection guidelines, which stipulate, among other things, that certain operators may be declared to be “Public Operators,” that certain operators may be declared to be “Major Operators,”
and that certain telecommunication services may be declared to be “Essential Services.” A Major
Operator must provide Essential Services to Public Operators at the Long Run Incremental Cost, or
LRIC, of those services, including a reasonable allocation of common costs and the reasonable cost of capital. The Electronic Communications Act replaced the concept of Major Operator status with that of significant market power in a market segment and empowers ICASA to impose pro-competitive conditions on operators found to have significant market power, which may affect the manner in which interconnection services are to be provided by such operators.
Supplementary interconnection guidelines, approved by the Minister of Communications, were made by ICASA in 2002. These guidelines declare Telkom to be a Major Operator, its interconnection services to be Essential Services and SNO-T, the mobile cellular operators and the underserviced area licensees to be Public Operators. An amendment to the Telecommunications Act in 2004 declares that, for the purpose of the interconnection guidelines, Sentech, Telkom, SNO-T, the mobile cellular operators, national long-distance licensees, local area licensees, under serviced areas licensees, and public payphone licensees are Public Operators. The guidelines further prescribe that the Essential Services must be made available at the “Fully Allocated Cost” of those services for the first two years, and thereafter, LRIC based interconnection prices will become mandatory. In May
2005 ICASA initiated an enquiry into whether MTN and Vodacom should be declared Major Operators.
If MTN and Vodacom were declared to be Major Operators, they would be required, like Telkom, to provide interconnection services at LRIC based interconnection prices.

Draft interconnection guidelines were published for comment in January 2005. These guidelines consolidate all previous interconnection guidelines, however, they propose to extend the right to interconnection services at LRIC based prices to all licensees. Public hearings on these guidelines were held on March 20 and 22, 2006, but the final regulations have not yet been published.
The interconnection agreements between Telkom and Vodacom and MTN that preceded the
Telecommunications Act were renegotiated and amended in 2001. An interconnection agreement, on substantially the same terms, was negotiated and concluded with Cell C. We have received a request to interconnect from SNO-T and negotiations on an interconnection agreement with them are under way.
Facilities leasing
As in the case of interconnection, the Telecommunications Act established the general conditions for the leasing of telecommunications facilities. The Telecommunications Act guaranteed the right of licensed operators to obtain telecommunications facilities from operators licensed to provide public switched telecommunication services, including the second national operator, and it empowers ICASA to prescribe guidelines for facilities leasing agreements. The Telecommunications Act conferred on
ICASA powers to intervene and propose, or to set its own terms and conditions where the parties were unable to reach an agreement or where the agreed terms are not consistent with the relevant guidelines, regulations or the Telecommunications Act. Any terms and conditions of a facilities leasing agreement set by ICASA are binding between the parties.
In 2000, ICASA made, and the Minister of Communications approved and promulgated, facilities leasing guidelines, which stipulate, among other things, that certain operators may be declared to be
“Public Operators,” that certain operators may be declared to be “Major Operators,” and that certain telecommunication facilities may be declared to be “Essential Facilities.” A Major Operator must provide Essential Facilities to Public Operators at the LRIC of those facilities, including a reasonable allocation of common costs and the reasonable cost of capital. An amendment to the
Telecommunications Act in 2004 declares that, for the purpose of the facilities leasing guidelines,
Sentech, Telkom, SNO-T, the mobile cellular operators, national long-distance licensees, local area licensees, and licensees in underserviced areas are Public Operators. The Electronic
Communications Act replaced the concept of Major Operator status with that of significant market power in a market segment and empowers ICASA to impose pro competitive conditions on operators found to have significant market power, which may affect the manner in which facilities are leased by such operators.
In addition, the Telecommunications Act required us to allow SNO-T to use all of our telecommunications facilities for the first two years of its license, on a resale basis, for the purpose of providing public switched telecommunication services. As a result, SNO-T will be able to lease facilities from Telkom for a two year period to provide its services, and is allowed to have shared access to the local loop for a period of two years. It is unclear whether we will be required to allow access to SNO-T at LRIC-based prices beyond such two year period in respect of other services, although the guidelines issued by ICASA may be interpreted to prescribe that beyond the two year period, LRIC prices will become mandatory as described below. We may also be required to lease or otherwise make our telecommunications facilities available to SNO-T beyond the first two years of its license. The Electronic Communications Act provides that ICASA may prescribe a framework for the unbundling of Telkom’s local loop. The Minister of Communications has announced that she planned to issue policy directives with respect to the time period for the unbundling of Telkom’s local loop and the sharing of access to Telkom’s undersea cables and has formed a committee to evaluate the unbundling of Telkom’s local loop.
The supplementary facilities leasing guidelines issued by ICASA and approved and promulgated by the Minister of Communications in 2002 declared Telkom to be a Major Operator and list a set of
Telkom’s facilities that are declared to be Essential Facilities. Among those essential facilities is shared access to the local loop by SNO-T for the first two years of its license. The guidelines further prescribe that the Essential Facilities must be made available at the Fully Allocated Cost of those facilities for the first two years and thereafter LRIC based prices will become mandatory.
Draft facilities leasing guidelines were published for comment in January 2005. These guidelines consolidate all previous facilities leasing guidelines, however, they propose to extend the right to obtain facilities at LRIC based prices to all licensees. Public hearings on these guidelines were held on March 23 and 24, 2006, but the final regulations have not yet been published. If we are unable to negotiate favorable terms and conditions for the provision of the services and facilities covered by the guidelines or ICASA otherwise imposes terms and conditions that are unfavorable to us, our business operations could be disrupted and our net profit could decline.
Tariffs
Regulations made under the Telecommunications Act impose a price cap formula on a basket of
Telkom’s specified services, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our
Diginet product; and our Megaline product. A similar cap applies to a sub-basket of services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately 80% of Telkom’s operating revenue in the year ended March 31, 2005 was included in this basket, compared to approximately 66% of
Telkom’s operating revenue in the year ended March 31, 2006. The reason for the decrease was due to a change in methodology of the amount included in the basket for purposes of our filing with ICASA in the 2006 financial year to exclude the mobile termination fees for fixed to mobile calls. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. The price cap operates by restricting the annual percentage increase in revenues for all the services included in the basket that are attributable solely to price changes to annual inflation, measured by changes in the consumer price index, less a specified percentage.
Historically, the annual permitted percentage increase in revenues from both the whole basket and the residential sub-basket was 1.5% below inflation. Effective from August 1, 2005 through July
31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from
ICASA. Draft regulations have also been published for comment on the pricing and provision of ADSL services, which would, among other things, prohibit Telkom from charging a monthly rental for providing ADSL service and limit Telkom to charging only an installation fee for such service.
ICASA approved a 2.2% increase in the overall tariffs for services in the basket effective January 1,
2004, a 0.2% increase in the overall tariffs for services in the basket effective January 1, 2005 and a
3.0% reduction in the overall tariffs for services in the basket effective September 1, 2005. Due to a delay in the finalization of the tariff regulations, ICASA allowed us to implement our new tariffs effective September 1, 2005. In line with Telkom’s strategy of delivering excellent service to customers at competitive prices, on June 5, 2006 Telkom announced average price reductions on its regulated basket of products and services of 2.1%, effective August 1, 2006. As a result, from
August 1, 2006, the following price changes will be effective:
• ADSL rental 24% average decrease
• Local call charges No change
• Long distance call charges 10% decrease
• International call charges 10% average decrease
• Data products 9% average decrease
• Subscription: analog line rental 8% average increase

Pursuant to its mobile cellular telecommunications license, Vodacom has to lodge all tariff plans or any amendments to existing tariff plans with ICASA. No increase in the price of any service or in some cases, a basket of services, greater than the percentage annual increase in the consumer price index is allowed without ICASA’s approval. Vodacom South Africa’s most recent annual tariff amendments were lodged on August 26, 2005 and approved by ICASA on September 6, 2005.
The amendments resulted in an average tariff decrease of 4.9%, which was effective
October 1, 2005. In 2004, Vodacom South Africa’s annual tariff filing resulted in an average tariff increase of 0.4%, effective November 1, 2004.
See Item 3. “Key Information–Risk Factors–Risks Related to Regulatory and Legal Matters–Our
tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom’s revenue and net profit could decline if wholesale price controls are imposed on it” and “–Regulation and License Requirements.”
Universal service obligations
As part of our five year exclusivity period ended May 7, 2002, we had 16 service quality and line roll-out targets for our fixed-line business. We substantially met all of our fixed-line service and line roll-out targets with the exception of our residential fault rate target, our aggregate fixed-line roll-out target and targets which required us to provide service to underserviced villages and to replace analog lines with digital lines. ICASA has started a process to amend our PSTS license to bring it in line with the license issued to SNO-T, as provided for in the Telecommunications Act. As a result of this process we expect that quality of service targets will again be imposed on us with penalties if targets are not met.
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
The Minister of Communications issued a public statement in 2002 describing our future obligations to assist in the continued development of communications services to the South African population. The obligation will be a contribution to the Universal Service Fund, or USF, and ongoing universal service obligations imposed on us through the generic terms of our license. In the past we had to contribute to the USF R10 million per annum escalated by inflation from 1997. Beginning in the
2005 financial year, such contribution is set at 0.2% of the prior year’s annual turnover derived from the provision of telecommunications service that it is licensed to provide. Vodacom paid R45 million in
June 2005 for this contribution pursuant to its license. Vodacom’s contribution to the USF is on the same basis as Telkom.
New social obligations were imposed with Vodacom’s new 1800MHz license and third generation spectrum license whereby Vodacom must provide and distribute 2.5 million SIM cards and 125,000 handsets over a period of five years to underserviced persons in underserviced areas and internet access to 5,000 schools and 140 institutions for persons with disabilities over an eight-year and three-
year period, respectively. Vodacom’s plan with respect to the implementation of these obligations is still pending ICASA’s approval. Once the implementation plan is approved, Vodacom intends to commence with a roll-out. The Department of Communications has assisted in the identification of certain beneficiaries within various government departments and the license stipulates that roll-out can only commence upon approval of the implementation plans by ICASA. The implementation plans were submitted to ICASA in August 2005, but approval has not yet been received. The provision of internet usage is expected to be charged at a 50% discount rate as provided by the
Telecommunications Act.

The training of the community services telephone operators in business skills received significant attention during the 2006 and 2005 financial years. During the 2006 financial year, Vodacom funded the training of community services telephone operators in areas such as growth management, while focusing on financial management and marketing in the 2005 financial year. Vodacom’s future universal service obligations will also consist of a contribution to the USF, and possible new universal access obligations.
Regulatory accounts
Under the Telecommunications Act and our public switched telecommunications service license, we are required to report and account to ICASA, our retail and wholesale activities using a specific accounting methodology set out in a Chart of Accounts and Cost Allocation Manual, or COA/CAM.
The adoption of this methodology by us requires the aggregating and disaggregating of general ledger accounts in a different manner than we prepare accounts in accordance with IFRS.
These accounts are known as the regulatory financial statements. It also requires a reconciliation of our regulatory accounts with our annual financial statements. We were required to put the necessary accounting and management information systems, which would have enabled us to prepare such reports and accounts, in place by May 7, 2002, subject to ICASA issuing the COA/CAM regulations.
The regulations, however, were only published on July 19, 2002. The regulations required the first submission of our regulatory financial statements to take place by September 30, 2003.
Following negotiations, ICASA agreed to postpone the deadline for the submission of audited regulatory financial statements on an historic cost basis to September 30, 2004 and on a current cost basis, including LRIC statements, to June 30, 2005. Telkom submitted audited historic cost reports on
September 30, 2004. Telkom was not able to provide audited regulatory financial statements by
June 30, 2005 and requested ICASA for an extension to provide audited regulatory financial statements on a current cost basis until September 30, 2005 and on a LRIC basis until
September 30, 2006. Telkom submitted its current cost regulatory financial statements to ICASA on
September 30, 2005. Telkom proceeded with the final phase of implementing the complete regulatory financial statements and has implemented a cost model that will calculate the long run incremental cost of the network services on March 31, 2006. The current cost regulatory financial statements with reports indicating the long run incremental cost for the 2006 financial year are therefore expected to be submitted to ICASA on September 30, 2006.The COA/CAM regulations also require us to develop procedures manuals that set out how we will implement the COA/CAM accounting methodology in practice. The procedures manual for the accounting separation on an historical basis was approved by ICASA on June 30, 2004, while the procedures manual for the conversion to the current cost basis was submitted to ICASA on July 5, 2005 and the procedure manual for accounting on a LRIC basis was submitted to ICASA on March 31, 2006 for their approval.
Carrier pre-selection
The Telecommunications Act mandated that fixed-line operators were required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. Regulations were only published on June 24, 2005 for the implementation of carrier pre-selection in two phases. In phase one, call-by-
call carrier pre-selection must be implemented and must be provided by an operator within two months of it being requested by another operator. In phase two, fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator. Telkom had already conditioned its exchanges to handle call-by-call carrier pre-selection by
December 31, 2003. Telkom will not be able to fully implement carrier pre-selection until the SNO-T’s interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre selection within ten months of it being requested. Regulations indicate that the system set-up costs may be recovered as part of the prescribed annual review of fees and charges, but no further detail is available. We are currently engaged with ICASA to define the manner in which such costs could be recovered. In addition, we may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline and the implementation of these requirements will likely further increase competition and cause our churn rates to increase.
Slamming, which is the transfer of a user from one operator to another without such user’s knowledge or authorization, is to be prohibited. There is a risk that the procedure to combat slamming may not be effective and would result in further market share losses. Carrier pre-selection is not applicable to mobile cellular operators.
Number portability
The Telecommunications Act mandated that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. A framework number portability regulation was published at the end of
2004 that generically provides for the introduction of fixed-to-fixed and mobile-to-mobile number portability. It is currently expected that Telkom will be required to provide “block” number portability in the 2006 calendar year and individual number portability later, but within 12 months from being requested by an operator. The full set of regulations for the implementation of fixed number portability, however, have not yet been published. Telkom has received a request from SNO-T to implement both block and individual number portability and discussions on the implementation of the required inter operator systems are under way. Telkom will not be able to determine the time required to implement number portability until the functional specification regulations are published. On September 30, 2005,
ICASA published the number portability regulations and functional specifications for mobile number portability which requires that mobile number portability must be implemented by June 30, 2006.
Vodacom is an active participant in the mobile industry body which was established to ensure a smooth implementation of mobile number portability. This body is well established in its preparation for the launch of mobile number portability and had discussed the request for proposals for a vendor to provide a centralized reference database solution to handle mobile number portability. ICASA and the cellular operators have been in consultation over the last ten months to agree to the functional and technical specifications to ensure compliance with the Telecommunications Act. As a result, mobile number portability is expected to be implemented in the 2007 financial year.
The set-up and per-operator costs are typically the largest cost components of implementing number portability. Similar to carrier pre-selection, there is a risk of not fully recovering system set-up costs. In addition, we may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline and the implementation of these requirements will likely further increase competition and cause our churn rates to increase.
Unbundling the local loop
While the Telecommunications Act provided that we were not to be required to unbundle our local loop for a period of two years after the issue of a license to SNO-T, it is envisioned that as the industry is further liberalized, operators such as us with existing facilities and access lines, will be obliged to make these available to new entrants. SNO-T is entitled to lease our telecommunications facilities for a period of two years after being licensed. Furthermore, although it is not our interpretation, the relevant provisions may be interpreted that SNO-T or other operators may have shared access to the local loop, which is understood to mean access to the higher bandwidth for
xDSL applications beyond such two years. The foregoing is an exception to the generic provision that the local loop will not be unbundled during the first two years of SNO-T’s license. The Electronic
Communications Act provides that ICASA may prescribe a framework for the unbundling of Telkom’s local loop. The Minister of Communications has announced that she planned to issue policy directives with respect to the time period for the unbundling of Telkom’s local loop and the sharing of access to
Telkom’s undersea cables and has formed a committee to evaluate the unbundling of Telkom’s local loop.
Legislative developments
Electronic Communications Act
In March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors that repealed the
Telecommunications Act, however, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime and regulations made under the
Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. The bill, renamed the Electronic
Communications Bill, was passed by the Parliament of South Africa in December 2005 and was
signed by the President of South Africa on April 18, 2006. The Electronic Communications Act came into effect on July 19, 2006.
The Electronics Communications Act aims to supplement or replace current sector specific legislation and change the market structure from a vertically integrated, infrastructure based, market structure to a horizontal, service based, technology neutral, market structure with a number of separate licenses being issued for different areas, and to clarify the different roles of ICASA and the
Minister of Communications in policy development, licensing and regulations. The main aspects addressed by the Electronic Communications Act are:
• the policy making powers of the Minister of Communications;
• the regulation making, licensing and radio frequency spectrum control powers of ICASA;
• the licensing framework for communications and broadcasting services;
• the power of ICASA to intervene where special market conditions exist, such as significant market power or essential facilities;
• the obligations of licensees to interconnect and lease telecommunications facilities, and the powers of ICASA to enforce such obligations; and
• transitional provisions to address the conversion of existing licenses to the new licenses envisioned in the Electronic Communications Act.
Policy making
The Minister of Communications may make policies and issue policy directions to ICASA except in respect of the granting, amendment or withdrawal of communications or broadcasting licenses.
ICASA, in exercising its functions, must consider policies made or policy directions issued by the
Minister.
Regulations
ICASA may, subject to public consultation, make regulations on any matter as provided in the
Electronic Communications Act, and any such regulation may declare any contravention thereof to be an offense. ICASA must, among other things, make regulations relating to the granting of licenses, radio frequency spectrum management, allocation of numbers, interconnection, facilities leasing, the declaration of essential communications facilities and the identification of relevant markets for the purpose of determining the existence of significant market power. ICASA may also make regulations to impose special obligations on licensees found to have significant market power in a relevant market.

Licensing framework
The types of licenses that can be granted are:
• electronic communications network services for the provision of communications infrastructure for the own use of the licensee or for the use of other licensees, including broadcasters;
• electronic communications services for the conveyance of communications over electronic communications networks, but excluding broadcasting services;
• broadcasting services for the unidirectional broadcasting of television or sound material; and
• radio frequency spectrum licenses.
ICASA may make regulations prescribing that certain services may be provided without a license.
The Electronic Communications Act provides that licenses for electronic communications network services, electronic communications services and broadcasting services can be issued as individual licenses or as class licenses. Individual licenses are required for electronic communications network services and commercial and public broadcasting services that are of provincial or national scope, for electronic communications services for voice telephony utilizing numbers from the national numbering plan, for any service where a state entity owns more than 25% of the share capital of the licensee, and for any service that ICASA finds to have significant impact on socio-economic development.
ICASA may only accept and consider applications for individual electronic communications network service licenses following a policy direction issued by the Minister of Communications. The granting of individual licenses is subject to an extensive process of evaluation that includes public hearings.
The granting of class licenses is subject to a simple process of registration. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will substantially increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.
Competition matters
The Electronic Communications Act replaces the concept of Major Operator status, which was developed by ICASA through regulations, with that of significant market power in a market or market segment. Factors in determining significant market power are, among others, dominance or control of essential facilities. The Electronic Communications Act empowers ICASA to impose pro-competitive conditions on operators found to have significant market power in such markets or market segments that have ineffective competition, which may affect the manner in which facilities are leased and interconnection is to be provided by such operators, and the charges thereof.
If we are found to have significant market power in any of the markets in which we operate, we may be required to provide interconnection and facilities to our competitors at or near the LRIC of those services or facilities, and our operating revenue and net profit could decline.
Where ICASA determines that a licensee has engaged or intends to engage in an act that is likely to substantially prevent or lessen competition, ICASA may direct the licensee to cease or refrain from engaging in such act and may impose penalties for failure to comply with such direction.
Interconnection
The Electronic Communications Act provides that any licensee, other than broadcasting service licensees, must, on request, interconnect with any other licensee, unless such request is unreasonable, and must enter into an interconnection agreement with the requesting party for this purpose. Where the parties are unable to reach an agreement, the Electronic Communications Act confers on ICASA the power to intervene and propose, or impose, terms and conditions for the interconnection agreement, or refer the matter to the Complaints and Compliance Committee, to be established as provided in the proposed amendments to the ICASA Act described below, for resolution. ICASA must review any interconnection agreement to determine whether it is consistent with the regulations and, if the agreed terms are not consistent with the regulations, direct the parties to agree on new terms and conditions.
Any dispute arising under an interconnection agreement can be referred by a party to the
Complaints and Compliance Committee for resolution, and any decision of the Complaints and
Compliance Committee is effective and binding on the parties, unless an order of a court of competent jurisdiction is granted against the decision.
ICASA may exempt a licensee from the obligation to interconnect where such licensee has not been found to have significant market power in the relevant market. ICASA must prescribe regulations to facilitate the conclusion of interconnection agreements by stipulating interconnection agreement principles. ICASA may prescribe a framework of wholesale interconnection rates to be charged in circumstances where the existence of significant market power has been determined.
Facilities leasing
The Electronic Communications Act provides that an electronic communications network licensee must, on request, lease electronic communications facilities to any other licensee, unless such request is unreasonable, and must enter into a facilities leasing agreement with the requesting party for this purpose. Where the parties are unable to reach an agreement, the Electronic Communications
Act confers on ICASA the power to intervene and propose, or impose, terms and conditions for the facilities leasing agreement, or refer the matter to the Complaints and Compliance Committee for resolution. ICASA must review any facilities leasing agreement to determine whether it is consistent with the regulations and, if the agreed terms are not consistent with the regulations, direct the parties to agree on new terms and conditions.
Any dispute arising under a facilities leasing agreement can be referred by a party to ICASA, and the Complaints and Compliance Committee must resolve the dispute and any decision of the
Complaints and Compliance Committee is effective and binding on the parties, unless an order of a court of competent jurisdiction is granted against the decision.
ICASA may exempt a licensee from the obligation to lease communications facilities where such licensee has not been found to have significant market power in the relevant market. ICASA must prescribe regulations to facilitate the conclusion of facilities leasing agreements by stipulating facilities leasing agreement principles. ICASA may prescribe a framework of wholesale rates applicable to specified electronic communications facilities in circumstances where the existence of significant market power has been determined. As a result, Telkom’s local loop could be unbundled. The Minister of Communications has announced that she planned to issue policy directives with respect to the time period for the unbundling of Telkom’s local loop and the sharing of access to Telkom’s undersea cables and has formed a committee to evaluate the unbundling of Telkom’s local loop.
Notwithstanding a finding of significant market power, ICASA may exempt, under certain circumstances, an electronic communications network licensee from the obligation to lease fiber loops and sub-loops serving residential premises. ICASA must prescribe a list of essential facilities, including local loops and sub-loops and associated electronic communications facilities, and electronic communications facilities connected to international electronic communications facilities such as submarine cables and satellite earth stations.

License conversion
All existing licenses are to remain valid until converted by ICASA in line with the new licensing framework, which must be done within 24 months from the commencement date of the Electronic
Communications Act. As a result, Telkom’s licenses will be converted to new licenses in accordance with the new licensing regime. Conversion is required to be on no less favorable terms than the original license. However, as part of the conversion process, ICASA may grant rights and impose obligations on the licensee, in order to ensure that the existing licenses comply with the Electronic
Communications Act. The process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.
Existing Regulations
All existing regulations are to remain in force until repealed or amended by ICASA. However, many of the existing regulations may be required to be amended and many additional regulations may need to be made to fully implement the Electronic Communications Act. ICASA’s capacity may be further strained by the workload that will be imposed on it by the Electronic Communications Act, which creates further uncertainties in the regulatory arena and the ability of ICASA to effectively fulfill its functions. We cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on us.
ICASA Act Amendment Bill
A bill amending the ICASA Act, Act No. 13 of 2000, was passed by the Parliament of South Africa and signed by the President and came into effect on July 19, 2006. The amendment to the ICASA Act redefines and expands the powers of ICASA to control, in conjunction with the Electronic
Communications Act, the communications market. The main provisions of the ICASA Act amendments are the removal of the power of the Minister to approve regulations made by ICASA, increased power of ICASA to conduct enquires and to enforce its rulings and the establishment of a Complaints and
Compliance Committee to assist ICASA in hearings and making findings on complaints and allegations of non–compliance with the Electronic Communications Act.
There are many linkages between the Electronic Communications Act and the proposed amendments to the ICASA Act.
Licenses
Fixed-line telephone services
Public switched telecommunications services
On November 15, 1996, we were deemed to be the holder of a license to provide public switched telecommunication services under the Telecommunications Act and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to provide public switched telecommunications services in South Africa for a minimum period of 25 years, which included our exclusivity period of five years that ended on May 7, 2002.
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
• telecommunications facilities to be used by any person for the provision of any private telecommunications network, with the exception of certain private telecommunications networks situated on a single piece of land or two or more contiguous pieces of land owned by the same person, or maintained by Transnet or Eskom as authorized under the Telecommunications Act;
• connection to our network of any other licensed telecommunications system or service both inside and outside of South Africa; and
• conveyance of signals to and from telecommunications systems and equipment connected to our network, together with any switching or other services incidental to such conveyance.
Additionally, we are entitled under the Telecommunications Act to manufacture, sell, supply, distribute and maintain certain telecommunication facilities and equipment, including customer premises equipment and software, provided that ICASA consents to the commercial marketing, distribution or sale of such facilities or equipment.
Furthermore, the 2001 amendment to the Telecommunications Act provides for fixed-mobile services to be deemed a new public switched telecommunications service that may be provided with a public switched telecommunications service license or an underserviced area license. A fixed-mobile service is a service that permits a customer of the licensee to access the public switched telecommunications network of the licensee and obtain telecommunications services from such licensee from either a fixed point or while in motion within the local exchange area, but does not permit or include call handover between cells. Our public switched telecommunications service license has not yet been amended to include fixed-mobile services.
The license fee payable by us under this license amounts to 0.1% of our annual revenues generated from the provision of the licensed public switched telecommunications services.
Our public switched telecommunications services license may be revoked by ICASA if we repeatedly fail to comply with an order made by ICASA pursuant to the Telecommunications Act and fail to correct the non-compliance within 90 days of being requested to comply, or if we are placed in final liquidation or put under a provisional or final judicial management order.
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
ICASA has started a process to amend our PSTS license to bring it in line with the license issued to SNO-T, as provided for in the Telecommunications Act. As a result of this process we expect that quality of service targets will again be imposed on us with penalties if targets are not met. However, under our existing license, such a review and amendment can, in some instances, only be effected through a public comment process with our participation, and in other instances, only with our consent. We cannot, however, predict the outcome of such a contemplated review. Should we apply for our license to be amended to include the provision of fixed-mobile services, we expect that additional service obligations could be imposed on us. Fixed-mobile service is a service provided by the holder of a public switched telecommunications service license or an under-serviced area license that permits a customer of the licensee to access the public switched telecommunications network of the licensee and obtain telecommunications services from such license from either a fixed point or while in motion within the local exchange area, but does not permit call handover between cells.
Other licenses
On November 15, 1996, we were deemed to be the holder of a license to provide value-added network services under the Telecommunications Act and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to provide value-added network services on a non-exclusive basis for a period of 25 years.
Our value-added network service license may be revoked by ICASA if we repeatedly fail to comply with an order made by ICASA and fail to correct the non-compliance within 90 days, or if we are placed in final liquidation or under a provisional or final judicial management order.
On February 21, 1997, we were deemed to be the holder of a radio frequency spectrum license to provide telecommunication services and facilities, and on May 7, 1997, we were issued a written license by the Minister for Posts, Telecommunications and Broadcasting to use the relevant bands of radio frequency spectrum. We use the radio spectrum for the provision of fixed links within our network, both land based and satellite, and for wireless local loop applications. Where these bands were licensed to us on a shared or non-exclusive basis, ICASA is to ensure that any other licenses issued to other entities do not create harmful interference with our use of the radio frequency spectrum. Our use of the radio frequency spectrum is subject to our compliance with the relevant provisions of international telecommunications conventions, the radio regulations and the International
Telecommunications Union radio regulations agreed to or adopted by South Africa. We are only authorized to use our assigned frequency bands for the provision of public switched telecommunication services.
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

Under the Telecommunications Act each of Vodacom, MTN, Telkom and SNO-T are all entitled to apply for, and acquire, licenses for the use of 1800MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services. Cell C’s existing license already includes the right to use radio frequency spectrum in the 1800 MHz band. Vodacom and MTN have obtained licenses for the use of 1800 MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services and Telkom has applied for such licenses.
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
Swiftnet is currently in violation of its license that requires it to have a 30% black economic empowerment partner. ICASA has required Swiftnet to remedy the breach of its license, which expires on August 24, 2006. Swiftnet has submitted a proposal and application in June 2006 to renew the license. If not remedied, there is a risk of Swiftnet’s license being revoked or not renewed. Telkom, in consultation with ICASA, is in the process of openly tendering to obtain a suitable black economic enpowerment partner. ICASA is being kept informed of progress. See “–Other Regulatory Issues”
below.
Mobile cellular telephone services
On September 30, 1992, a multiparty implementation agreement was concluded between us,
Vodacom, MTN, the Postmaster-General and the South African Government dealing with the licensing of Vodacom and MTN. Vodacom was issued with a mobile cellular telecommunications license in
South Africa in 1993 for a validity period of 15 years. This mobile cellular telecommunications service license was confirmed and reissued in August 2002 pursuant to the Telecommunications Act.
Vodacom’s license is automatically renewable on the same terms and conditions should no notice of termination be received five years prior to the expiration of the initial license term. Vodacom’s license was thus automatically renewed until May 30, 2024.
On July 1, 1997, Vodacom was deemed to be the holder of a license to provide mobile cellular telecommunications services in accordance with the Telecommunications Act, subject to the terms and conditions of the written mobile cellular telecommunications license issued by the Postmaster-General and the multiparty implementation agreement, and on August 19, 2002, Vodacom was issued a written mobile cellular telecommunications service license by the Minister of Communications and ICASA, pursuant to the Telecommunications Act, incorporating the terms and conditions of the original license and agreement, subject to certain legislatively mandated changes. Under this license, Vodacom is authorized to construct, maintain and use its public land mobile communications network for the provision of mobile cellular telecommunications services, and to interconnect with our public switched telecommunications network and the public land mobile communications networks of other licensed mobile cellular telecommunications service providers. An initial license fee of R100,000,000 was payable by Vodacom and an ongoing license fee of 5% of Vodacom’s audited net operational income generated from the provision of the licensed services is payable by Vodacom quarterly in arrears.
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
Vodacom was also issued a radio frequency spectrum license simultaneously with its mobile cellular telecommunications license permitting it to use the 890.2/935.2MHz to 900.0/945.0MHz radio frequency spectrum for purposes of providing mobile cellular telecommunications services, valid for the duration of Vodacom’s mobile telecommunications license of fifteen years. Vodacom was also granted a license, effective July 1, 1995, for the use of an additional 1-2 MHz of GSM900MHz radio frequency spectrum under its mobile cellular telecommunications license. Pursuant to the
Telecommunications Act, the three mobile cellular licensees were given the right, upon application, to be granted licenses to use 1800MHz frequency spectrum on payment of fees as determined by the Minister of Communications. Vodacom was awarded a permanent 1800MHz license on
October 29, 2004 and a 3G spectrum license on November 30, 2004. The license fee for the
1800MHz and 3G spectrum license is a R5 million access fee each per annum and R100,000 per
MHz pair. Vodacom has to date been allocated a total of 34 million numbers, including the full 072,
076, 082, as well as 0791, 2, 3 and 4 number ranges.
Vodacom was issued a license to provide value added network services on October 20, 1998.
On May 20, 2005, ICASA published new regulations for value added network service providers.
This set of regulations repeals the previous set of regulations under which Vodacom had to re-apply for its VANS license on February 27, 2004. In terms of the new regulations, Vodacom shall be deemed to have applied in accordance with the regulations. On August 26, 2005, ICASA re-issued
Vodacom’s value added network service license (VLS40/0034). Vodacom is obliged to keep and maintain statistics on complaints made to it by its customers. The statistics must be provided to
ICASA at least once every six months and ICASA may, after consultation with Vodacom, publish these statistics.
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
Other Regulatory Issues
We are subject to the provisions of the Competition Act, 89 of 1998, which, together with the Telecommunications Act regulates uncompetitive behavior in the communications industry in South
Africa. The Competition Commission and ICASA have come to an arrangement regarding jurisdictional issues existing between the two regulators. Under the provision of these two Acts, we may not act uncompetitively or unfairly discriminate against any person.
South Africa is a member of the World Trade Organization and is a signatory to the Basic
Agreement on Telecommunications. The commitments made by South Africa are embodied in the provisions of the Telecommunications Act in respect of the liberalization of the South African telecommunications industry. The Electronic Communications Act consistently supports these commitments.
RICA is a South African law that regulates the authorization for and actual lawful interception of communications. The Act came into effect on September 30, 2005, with the exception of certain sections requiring the collection of customer details and identity verification prior to providing mobile cellular telecommunications services. The compliance date for these sections has not been determined and will come into effect by presidential proclamation. RICA obligates service providers to obtain and store customer details, including names, identity numbers, residential and business or postal addresses and requires verification of customers’ details with reference to a certified copy of a customer’s identity document and his or her actual identity document. Telkom has not completed the implementation of all of these requirements and Vodacom may not be able to implement these requirements by the time period in which it is required to implement them. Furthermore, the implementation of RICA is expected to require significant costs resulting from its paper verification and storage requirements and negatively impact the ability of Telkom and Vodacom to register customers due to its burdensome registration process, which may not be practical and may require the disconnection of customers for whom such information is unavailable. As a result, Telkom’s and
Vodacom’s business operations could be disrupted and their net profit could decline and they may be liable for penalties to the extent they are not able to comply with RICA’s requirements.
In addition, commencing in June 2006, all licensees, including Telkom and Vodacom were required to install equipment and implement procedures to allow lawful interception by law enforcement agencies in South Africa, including the interception of communications and the provisioning of call-related (billing) information. Telkom is currently in consultation with the Office of the
Interception Centre and the Department of Communication to adopt a phased approach for compliance in the first quarter of the 2007 calendar year. To the extent that we are unable to comply with all the requirements of RICA or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline and we may be liable for penalties.
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
Our subsidiary Swiftnet is required, in terms of its license, to have at least 30% of its shares held by black economic empowerment individuals or entities. Swiftnet is currently in breach of its license requirement since Telkom owns 100% of Swiftnet. ICASA has required Swiftnet to remedy the breach of its license, which expires on August 24, 2006. Swifnet has submitted a proposal and application in
June 2006 to renew the license. If not remedied, there is a risk of Swiftnet’s license being revoked or not renewed. Telkom, in consultation with ICASA, is in the process of openly tendering to obtain a suitable black economic empowerment partner. ICASA is being kept informed of progress.
The Broad-Based Black Economic Empowerment Act, No. 53 of 2003, or the B-BBEE Act, aims at establishing a legislative framework for the promotion of black economic empowerment. Among other things, it empowers the Minister of Trade and Industry to issue codes of good practice and to publish sectorial transformation charters for that purpose. The codes of good practice aim to establish a balanced scorecard on empowerment, which deals with equity ownership, management and control of enterprises by black people, and employment, procurement, skills development, enterprise development and other developmental intervention aimed at the empowerment of black people.
The Department of Trade and Industry has finalized a number of codes of good practice, and published others for public comment. Once all the codes are finalized, they will be gazetted in terms of the B-BBEE Act, and will become mandatory on all organs of state, and will affect all enterprises that, directly or indirectly, conduct business with organs of state, in that their empowerment rating in terms of the codes, will determine their ability to conduct such business.
Sectorial transformation charters have a similar purpose to the codes of good practice, but are voluntarily applied by enterprises in a sector, and not mandatory. However, the B-BBEE Act makes provision for transformation charters to be gazetted, under certain circumstances, as a code of good practice, applicable to the enterprises in the relevant sector and those conducting business with them.
The process to develop the Information Communication and Technology, or ICT, black economic empowerment charter commenced on September 16, 2003. The ICT Charter seeks to establish a framework for the promotion of transformation in the ICT sector through the establishment of a balanced scorecard on empowerment. The scoring of the balanced scorecard will ultimately determine the black economic empowerment status of a company intending to engage Government when applying for a license in a regulated economic activity, entering into a public-private partnership, or engaging in any economic activity in South Africa. As such this process is of vital importance to
Telkom and Vodacom. Telkom and Vodacom have been actively involved in the development of the
BEE Charter for the ICT sector. A final draft of the ICT charter has received Cabinet approval, but will not be published as a voluntary charter and instead will be gazetted as a code, which can only be done once the codes of good practice have been gazetted.
The codes of good practice require business to make use of suppliers complying with the black economic empowerment requirements. If we are not able to meet the minimum requirements of the codes of good practice or the ICT charter, whichever may be applicable, some of our business customers may be required or elect to obtain all or some of their telecommunications services from our competitors who may fulfill such requirements.

ORGANIZATIONAL STRUCTURE
Our group operational structure is as follows:
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
Fixed-Line Mobile
Telkom SA Limited
Telkom Directory Services
(Pty) Limited
Swiftnet (Pty)
Limited
Vodacom Group
(Pty) Limited
50.0%
64.9%
100.0%

PROPERTY, PLANT AND EQUIPMENT
Fixed-line
Our principal executive offices are located at Telkom Towers North, 152 Proes Street, Pretoria
0002, Republic of South Africa and comprised approximately 27,000 square meters of office space as of March 31, 2006. In addition, our information technology center comprised approximately 22,000 square meters and our network operations center comprised approximately 24,000 square meters as of March 31, 2006. Our executive offices are leased from the Telkom Retirement Fund under a lease agreement which will expire on January 31, 2019. The total area of all our properties as of March 31,
2006 comprised approximately 2.5 million square meters consisting of approximately 1.5 million square meters of owned, approximately 603,000 square meters of leased and approximately
403,000 square meters of other type properties. As of March 31, 2006, we leased approximately
171,000 square meters of office space pursuant to lease agreements. Except as stated to the contrary below, our leases expire at various times ranging from one month to five years.
Our properties primarily consisted of 2,459 electronic telephone exchanges, 49 microwave transmission towers, three satellite stations, 131 customer service branches, including Telkom Direct, shops, 263 customer service centers, three information technology centers and one network management center as of March 31, 2006.
Details of the principal immovable property leased and owned by our fixed-line business as of
March 31, 2006 are as follows:
Leased
Current
Type of
or
Monthly
Expiration
Property
Owned
Lessor
Lessee
Location
Rental
Date
Head office
Leased
Telkom
Telkom
152 Proes Street, Pretoria,
R5,001,366
Jan 31, 2019
Retirement Fund
South Africa
Office
Leased
Bridgeport/Lanor
Telkom
195 Nelson Mandela
R1,275,387
Jun 1, 2009
Joint Venture
Drive, Bloemfontein,
South Africa
Information
Leased
Telkom
Telkom
21 Teddington Street,
R1,077,572
Jan 31, 2019
technology center
Retirement Fund
Tygerberg, Bellville,
South Africa
Equipment related
Leased
Telkom
Telkom
178 Vermeulen Street,
R433,560
Jan 31, 2019
Retirement Fund
Pretoria, South Africa
Network operations
Owned
n/a
n/a
55 Oak Avenue, Highveld,
n/a
n/a
center
Centurion, South Africa
Information
Owned
n/a
n/a
91 Oak Avenue Highveld,
n/a
n/a
Technology,                                                                                          Centurion, South Africa
Technopark
National Business
Owned
n/a
n/a
61 Oak Avenue, Highveld,
n/a
n/a
Solutions Center
Centurion, South Africa
Hillbrow microwave
Owned
n/a
n/a
Claim Street, Hillbrow,
n/a
n/a
tower
Johannesburg, South Africa
Pretoria microwave
Owned
n/a
n/a
Devenish Street, Groenkloof,
n/a
n/a
tower
Pretoria, South Africa
Hartebeesthoek
Owned
n/a
n/a
Old Krugersdrop Road,
n/a
n/a
satellite station
On The Farm Hartebeesthoek,
South Africa
Electronic telephone
Owned
n/a
n/a
Sivewright Street, New
n/a
n/a
exchange
Doornfontein, Johannesburg,
South Africa

Our leased and owned property facilities are managed pursuant to a management agreement with
TFMC, a company incorporated in South Africa, of Meersig Building, 48 West Avenue, Centurion. The
consideration paid to TFMC for management services in the year ended March 31, 2006 was R154 million. The management agreement terminates on March 31, 2011.
Mobile Communications
Vodacom’s principal executive offices are located at Vodacom Corporate Park, 082 Vodacom
Boulevard, Vodavalley, Midrand, 1685, Republic of South Africa. Vodacom’s South African properties primarily consisted of 6,401 base transceiver stations, 280 base station controllers, 58 mobile switching centers, including VLRs and gateways, a network management center and customer service centers as of March 31, 2006. The total area of all of Vodacom’s properties, excluding its network and retail outlets, was approximately 229,100 square meters as of March 31, 2006, consisting of approximately 195,800 square meters of owned properties and approximately 33,300 square meters of leased properties. Vodacom’s leases expire at various times on terms up to 15 years.
Vodacom leases transmission lines from Telkom under a lease agreement for the provision of its backbone infrastructure.

Item 5.
Operating and Financial Review and Prospects
OPERATING RESULTS
You should read the following discussion together with the consolidated financial statements of the Telkom Group and Vodacom and the notes thereto included elsewhere in this annual report.
The Telkom Group and Vodacom have prepared their financial statements in accordance with IFRS, which differs in certain respects from US GAAP. For a description of the principal differences between
IFRS and US GAAP relevant to the financial statements of the Telkom Group and Vodacom and a reconciliation to US GAAP of net income and shareholders’ equity, see note 44 of the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years in the period ended March 31, 2006 and note 45 of the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years in the period ended March 31, 2006.
Change in accounting policy and restatements
The Telkom Group’s consolidated financial information discussed below reflects the following changes to the basis of preparation:
• the early adoption of revised IAS19, which is applicable for the financial year beginning on or after January 1, 2006;
• the adoption of revised and new IAS16, IAS17, IAS24, IAS40, IFRS4 and IFRIC1, which are applicable for financial years beginning on or after January 1, 2005;
• a voluntary change in accounting policy to recognize fixed-line installation and activation revenues and related costs systematically over the expected duration of customer relationships in line with other global communications companies, as opposed to the recognition of such revenues and related costs when the installation and activation of customers occurs, the method previously used in the Telkom Group’s consolidated financial statements for the
2005 and 2004 financial years (both methods are permitted under IAS18); and
• restatements for changes to the previous accounting methods for certain lease payments and receipts under operating leases, and accounting disclosures for investment properties, information technology software items and financial assets and liabilities previously reported in the Telkom Group’s consolidated financial statements for the 2005 and 2004 financial years.
The restatements relate to the following areas:
• the recognition of expenses and income related to lease payments and receipts under operating leases on a straight-line basis over the lease terms to ensure that the income statement expenses and income are more representative of the time pattern of the operating lease costs and benefits to the Telkom Group, as opposed to the previous recognition of the expenses and income based on the amount paid or payable and received or receivable for each period;
• the recharacterization of Vodacom’s Vodaworld property from investment properties to property, plant and equipment since the primary purpose of the property is to service and connect
Vodacom customers and the property therefore does not meet the criteria for investment properties under IAS40;
• the reclassification of certain information technology software items from property, plant and equipment to intangible assets and the related depreciation from depreciation to amortization since the information technology software items are not considered an integral part of the related hardware; and

• the reclassification of certain other financial assets and liabilities, previously classified as non-current, to current assets and current liabilities because they represent derivatives classified as held for trading.
For a more detailed description of these items, please see note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.
The Telkom Group has not amended, and does not intend to amend, its previously filed Annual
Reports on Form 20-F for the years affected by the change in accounting policy and restatements that ended prior to the year ended March 31, 2006. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors’ reports and related financial information contained in such reports should no longer be relied upon.
Executive summary of the Telkom Group results for the years ended March 31, 2006 and
March 31, 2005
Operating revenue increased by 10.3% to R47,625 million in the 2006 financial year and 6.4% to
R43,160 million in the 2005 financial year. Operating profit increased by 30.3% to R14,677 million in the 2006 financial year and 20.6% to R11,261 million in the 2005 financial year.
Operating profit increased due to a 27.7% and a 19.3% increase in operating profit in our fixed-line segment and a 36.9% and a 24.0% increase in operating profit in our mobile segment in the
2006 and 2005 financial years, respectively. The increases recorded in fixed-line operating profit were due to higher revenue and a decline in operating expenses, while mobile operating profit increases were primarily due to increases in operating revenue as a result of customer growth, partially offset by increases in operating expenses.
Profit for the year attributable to equity holders of Telkom increased in the 2006 and 2005 financial years due to the increases in operating profit in our fixed-line and mobile segments, lower finance charges and, to a lesser extent, increases in investment income, partially offset by increases in taxes.
Finance charges decreased primarily due to lower interest expenses resulting from lower interest bearing debt levels and net fair value and exchange gains on financial instruments in the 2006 financial year and lower exchange losses in the 2005 financial year. Investment income increased primarily due to increased interest received associated with higher average balances in investments and bank accounts.
Operating cash flows adequately covered capital expenditure requirements and allowed for further debt to be repaid in the 2006 financial year. It also enabled the Telkom Group to maintain dividend payments and repurchase shares, thus distributing controllable cash to shareholders.
Telkom Group capital expenditures increased to R7,506 million in the 2006 financial year from
R5,851 million in the 2005 financial year and R5,368 million in the 2004 financial year. Consolidated capital expenditures in property, plant and equipment for the 2007 financial year are budgeted to be approximately R10,265 million, of which R6,519 million is budgeted to be spent in the fixed-line segment and the remaining R3,746 million, representing a 50% share of Vodacom’s total budgeted capital expenditure of R7,492 million, is budgeted to be spent in the mobile segment.
Overview of our Business
We are the largest provider of public switched telecommunications services in South Africa, providing fixed-line voice and data services. In addition, we participate in the South African mobile communications market through our 50% interest in Vodacom, the largest mobile communications network operator in South Africa based on total estimated customers. We also provide directory services and wireless data services through our subsidiaries, Telkom Directory Services (Pty) Limited and Swiftnet (Pty) Limited, respectively.

We offer business, residential and payphone customers a wide range of services and products, including:
• fixed-line voice services, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice over internet protocol services, subscription based value added voice services and customer premises equipment rentals and sales;
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
Acceleration of our fixed-line strategic focus
Our vision is to be a leading customer and employee centered ICT solutions service provider.
We are focused on balancing the needs of all stakeholders while seeking long term sustainable and profitable growth. Our commitment to the socio-economic transformation of South Africa underpins this strategy.
In seeking to sustain the creation of value in response to developments in our dynamic market environment, our management has implemented certain shifts in our strategic emphasis. We are increasing our focus on customers and employees, while continuing to balance the needs of all stakeholders. We intend to focus on the following primary imperatives to support growth:
• Enhancing customer satisfaction through customer centricity;
• Retaining revenue and generating growth;
• Evolving our fixed-line network to a next generation network in order to support profitable growth through prudent cost management;
• Engaging Telkom’s employees;
• Repositioning Telkom stakeholder management to create healthy relationships with all stakeholders; and
• Capitalizing on the growing mobile communications market in South Africa and other African markets through Vodacom.
Principal factors that affect our Results of Operations
Liberalization of the South African telecommunications market and increasing competition
Telkom is currently the only provider of public switched telecommunications services in South
Africa. In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator,
SNO-T, that is 30% owned by Transtel and Esitel, which are beneficially owned by the South African
Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa
Holdings (Pty) Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. ICASA issued this license on December 9, 2005, however, SNO-T is not expected to commence business activities until the second half of the 2006 calendar year.
A process has also commenced to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and has issued invitations to apply for licenses in the remaining 20.
It is expected that further licenses will be issued in the 2006 calendar year.
Our fixed-line business has faced competition for a number of years from mobile communications network operators, including Vodacom, and with service providers in those areas that are fully liberalized, such as the provision of value added network services. The current South African mobile communications market consists of three mobile communications network operators, Vodacom, MTN and Cell C. Cell C recently announced its intention to form a joint venture with the Virgin Group, which we expect will further increase competition. We also compete with other service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our network by being transferred directly to mobile networks. In recent periods, our fixed-line business has experienced significant customer migration from our fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service.
In addition, our data services have faced increased competition from Sentech, which owns and operates satellite transmission systems and in August 2003 launched a packaged, always-on, bi-directional broadband service via satellite that allows users anywhere in South Africa to get connected, regardless of whether landlines are available. In January 2004, Sentech also launched a competing wireless high-speed internet access service offering. Similarly, Vodacom’s and MTN’s
3G networks now also enables customers to browse the internet on a high speed platform, which provides increased competition for our data services.
We also face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of
Communications in September 2004 and we expect that the new licensing framework to be implemented in connection with the Electronic Communications Act will result in the market becoming more horizontally integrated with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business. We expect that the introduction of number portability and carrier pre-selection could further enhance competition and increase our churn rates.
As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty through imposed services and maintaining our leadership in the South
African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline. Increased future competition may also result in a reduction in Vodacom’s overall average tariffs, loss of market share and an increase in its customer acquisition and retention costs. At the same time, we expect competition to stimulate overall market demand for communications services. See Item 3. “Key
Information–Risk Factors–Risks Related to our Business–Increased competition in the South African telecommunications market may result in a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline and our churn rate to continue” and Item 4. “Information on the
Company–Regulation and License Requirements”.

South African fixed-line communications market
While South Africa features a highly developed financial and legal infrastructure at the core of its economy, it also suffers from high levels of unemployment and income disparity. With respect to the economically disadvantaged communities of the population, communications providers must compete with other basic necessities for customers’ limited resources. In a number of areas of the country and for particular communities, mobile services are the preferred alternative to fixed-line services, primarily due to mobility. Although the fixed-line penetration rate in South Africa was only 10.0% as of
March 31, 2006, due to the diverse rural geography and demographic factors in South Africa, we do not expect fixed-line penetration rates to increase significantly in the near term. In the 2006 and 2005 financial years, our total fixed access lines decreased primarily due to a decrease in the number of residential postpaid PSTN lines, partially offset by an increase in ISDN channels, business postpaid
PSTN lines and, in the 2005 financial year, prepaid PSTN lines. Postpaid residential PSTN lines were adversely impacted by customer migration to mobile and higher bandwidth products such as ADSL and, in the 2005 financial year, our prepaid PSTN service, and lower connections, partially offset by lower disconnections in the 2005 financial year. Similarly, traffic declined in both the 2006 and 2005 financial years, being adversely affected by the increasing substitution of calls placed using mobile services rather than our fixed line services and dial up internet traffic being substituted by our ADSL service, as well as the decrease in the number of residential postpaid PSTN lines and increased competition in our payphone business. During the same period, ISDN channels and ADSL services have increased, driven by increased demand for higher bandwidth and functionality. In light of these market conditions, we will seek to maintain existing customers in the face of increasing competition and increase sales of data products while utilizing existing capacity, largely through increased sales of our prepaid and bundled products.
South African mobile communications market
South Africa has experienced significant growth in the number of mobile users since GSM mobile services were launched in the country in 1994. The penetration rate for mobile users increased from an estimated 2.4% at March 31, 1997 to an estimated 71% at March 31, 2006. As a result, Vodacom’s
South African revenue increased 17.3% and 24.1% in the 2005 and 2006 financial years, respectively.
While we believe the mobile penetration rate will continue to increase, we do not expect that it will continue to grow at the same high rates that it has experienced in the recent past. Consequently,
Vodacom is placing increased focus on customer retention and maintaining its market leadership by providing innovative value added services and data products and superior customer service in addition to its previous focus on customer acquisition, as well as selective growth in other African countries. In furtherance of this strategy, in the 2005 financial year, Vodacom signed an alliance with its shareholder, Vodafone, which gives Vodacom access to Vodafone’s branded products and services, global research and development and access to Vodafone’s marketing and buying powers.
In addition, Vodacom launched the first commercial 3G network in South Africa in
December 2004. Vodacom also launched Vodafone Mobile Connect Cards, 3G/GPRS/HSDPA datacards providing fast, secure access to corporate networks from computers, Vodafone live!, with global and local content, picture and video messaging and downloads, Mobile TV and BlackBerry®. In addition, Vodacom recently launched 3G with HSDPA, giving its customers access to global high speed broadband communications.
A large part of the growth in mobile services was due to the success of prepaid services.
Approximately 87.5% of Vodacom’s South African mobile customers were prepaid customers at March 31, 2006 and 92.1% of all gross connections were prepaid customers in the 2006 financial year. Vodacom expects the number of prepaid mobile users to continue to grow at a greater rate than contract mobile users. The increasing number of prepaid users, who tend to have lower average usage, and the lower overall usage as the lower end of the market is penetrated have resulted in decreasing overall average revenue per customer. As a result, total South African ARPU decreased to R139 per month in the 2006 financial year from R163 per month in the 2005 financial year and
R177 per month in the 2004 financial year. South African contract ARPU decreased to R572 per month in the 2006 financial year from R624 per month in the 2005 financial year and R634 per month in the 2004 financial year. South African prepaid ARPU decreased to R69 per month in the
2006 financial year from R78 per month in the 2005 and R90 per month in the 2004 financial year.
In the 2006 and 2005 financial years, contract and prepaid customer ARPU were also negatively impacted by the high growth in Vodacom’s hybrid contract product, Family Top Up, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts.
Tariffs
We made significant progress in rebalancing our fixed-line tariffs. Telkom’s tariff rebalancing program was historically aimed at better aligning its fixed-line traffic charges with underlying costs and international norms. As a result of its efforts, the ratio of tariffs for long distance calls to all destinations over 200 km compared to tariffs for local calls declined from 13.2:1 as of March 31, 1997 to 2.7:1 as of March 31, 2002. In the future, Telkom expects that its tariff rebalancing will focus more on the relationship between the actual costs and tariffs of subscriptions and connections and traffic in order to more accurately reflect underlying costs.
Regulations made under the Telecommunications Act impose a price cap on a basket of Telkom’s services and a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mb/s of capacity and the rental and installation of business exchange lines. Approximately 80% of Telkom’s operating revenue in the year ended March 31, 2005 was included in this basket, compared to approximately 66% of Telkom’s operating revenue in the year ended March 31, 2006. The reason for the decrease was due to a change in methodology of the amount included in the basket for purposes of our filing with ICASA in the 2006 financial year to exclude the mobile termination fees for fixed-to-mobile calls. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. Effective from August 1, 2005 through July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered from 1.5% to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from
ICASA. Draft regulations have also been published for comment on the pricing and provision of ADSL services, which would, among other things, prohibit Telkom from charging a monthly rental for providing ADSL service and limit Telkom to charging only an installation fee for such service.
ICASA approved a 2.2% increase in the overall tariffs for services in the basket effective January 1,
2004, a 0.2% increase in the tariff for the services in the basket effective January 1, 2005 and a 3.0%
reduction in the overall tariffs for services in the basket effective September 1, 2005. In line with
Telkom’s strategy of delivering excellent service to customers at competitive prices, on June 5, 2006
Telkom announced average price reductions on its regulated basket of products and services of 2.1%, effective August 1, 2006. As a result, from August 1, 2006, the following price changes will be effective:

• ADSL rental 24% average decrease
• Local call charges No change
• Long distance call charges 10% decrease
• International call charges 10% average decrease
• Data products 9% average decrease
• Subscription: analog line rental 8% average increase
See Item 3. “Key Information–Risk Factors–Risks Related to Regulatory and Legal Matters–Our
tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom’s revenue and net profit could decline if wholesale price controls are imposed on it.” and Item 4. “Information on the Company–Business Overview–Fixed-line
Communications–Fees and Tariffs–Tariff Rebalancing” and Item 4. “Information on the
Company–Regulation and License Requirements.”
Vodacom’s and Telkom’s increasing interconnection payments
Vodacom and Telkom have experienced a significant change in the traffic mix as mobile customers have increased relative to fixed-line customers. This resulted in an increasing percentage of calls from
Vodacom’s network terminating on other mobile networks rather than our fixed-line network.
Vodacom’s interconnection payments have increased and its margins have decreased because the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on Telkom’s fixed-line network. As a result, Vodacom’s South African net interconnect revenue has been declining in recent years. Similarly, Telkom has incurred increased payments to other operators as a result of the growth in interconnection traffic for fixed-line calls terminating on mobile networks. If mobile customers continue to increase and there is little or no growth in fixed-line customers, this trend could continue and
Vodacom’s and Telkom’s margins and net profit could decline.
Vodacom’s acquisitions
In recent years, Vodacom has purchased a number of the previously independent service providers and consolidated its sales and distribution operations into Vodacom Services Provider
Company. On March 1, 2004, Vodacom purchased 51% of Smartphone, acquiring an additional
2.5 million prepaid customers. On April 16, 2004, Smartphone, Vodacom’s 51% owned subsidiary, purchased an 85.75% equity stake in Smartcom for R77.2 million, acquiring an additional 40,000 contract customers. On February 1, 2005, Vodacom acquired the contract customer base, dealer agreements and five employees of Tiscali for R40.1 million. The net goodwill arising on this business combination amounted to R9.8 million. As of March 31, 2006, 97.4% of Vodacom’s total customer base, 83.5% of its contract customer base and 99.3% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by Vodacom.
Vodacom acquired a 51% stake in Cointel for approximately R84.3 million on August 1, 2005.
Cointel’s core business is providing value added and m-commerce services to the telecommunications industry.
An offer to acquire the cellular business of Africell, an exclusive Vodacom dealer in South Africa, was accepted on April 6, 2006. The acquisition is subject to a number of conditions including approval by the South African Competition Commission.

Volatility of the Rand
The value of the Rand as measured against the US Dollar has historically fluctuated significantly.
During the three years ended March 31, 2006, however, the value of the Rand as measured against the
Dollar has increased from R7.90 per $1.00 as of March 31, 2003 to R6.32 per $1.00 as
of March 31, 2004, R6.22 per $1.00 as of March 31, 2005 and R6.15 per $1.00 as of March 31, 2006.
Telkom’s policy is to hedge its foreign denominated debt and operating and capital expenditures.
Vodacom’s policy is to hedge its foreign denominated commitments for operating and capital expenditures for its South African operations. Currency exchange hedges are not always available in other African countries or are not available on commercially acceptable terms. Decreases in the value of the Rand as measured against other currencies could increase the future cost in Rand terms of future foreign denominated debt, future foreign denominated financing costs and future foreign denominated operating and capital expenditures. Fair value adjustments on financial instruments are recorded in the Telkom Group’s consolidated financial statements in the period they occur pursuant to
IAS39–Recognition and Measurement of Financial Instruments. The effect of the application of this standard increased our consolidated profit before tax by R113 million in the 2006 financial year, and decreased our consolidated profit before tax by R9 million and R776 million in the 2005 and 2004 financial years, respectively. Future exchange rate and financial market volatility may continue to materially impact our future results due to the large volume of foreign exchange contracts entered into by us to cover our foreign currency denominated debt, financing and operating costs and capital expenditures.
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
Capital expenditures
Historically, our fixed line capital expenditures were aimed primarily at modernizing our network and rolling out lines in order to comply with our license obligations and prepare for competition. As we seek to implement our current strategy in the face of a significantly more competitive environment due to the entry of SNO-T and the further liberalization of the South African communications market as a result of the enactment of the Electronic Communications Act, we expect to shift our capital expenditure focus as we seek to evolve our fixed-line network to an internet protocol-based next generation network and increase investment in our employees. As a result, we expect that our fixed-
line capital expenditures in the 2007 financial year will be spent primarily in the following areas:
• Maintenance of current service levels and growth, including:
• the creation of new infrastructure to accommodate existing and new customers;
• focusing on intelligent villages, gated communities and security complexes;
• increasing our international network capacity;
• supporting the growing leased business system market; and
• supporting our business solution and e-business product growth.

• Improvements to current networks, including to:
• upgrade and rehabilitate our fixed-line network;
• prevent theft and fraud; and
• evolve our fixed-line network for bandwidth flexibility.
• Enhancing customer centricity, including:
• reducing the current network utilization in order to maintain spare capacity; and
• pre-provision infrastructure to satisfy customer expectations.
• Next generation network, including:
• offering new products and services, based on broadband;
• remaining competitive in a fast growing market;
• migrating to a network with reduced network infrastructure;
• retaining revenues for products, services and features delivered on our current network;
• optimizing the use of resources invested in both legacy and new technologies; and
• migrating to next generation operating support systems.
• Regulatory and legal to comply with regulatory obligations related to:
• lawful interception and carrier pre-selection; and
• number portability and statutory compliance.
Our consolidated capital expenditures in property, plant and equipment for the 2007 financial year is budgeted to be approximately R10.3 billion, of which approximately R6.5 billion is budgeted to be spent in our fixed-line segment and approximately R3.8 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom’s budgeted capital expenditure of approximately
R7.6 billion. Our capital expenditures are continuously examined and evaluated against the perceived economic benefit and may be revised in light of changing business conditions, regulatory requirements, investment opportunities and other business factors. See “–Liquidity and Capital
Resources–Capital Expenditures.”
Employee related expenses
Employee related expenses are a significant component of our total fixed-line operating expenses.
The number of Telkom employees declined by approximately 31,236 positions from March 31, 1997 through March 31, 2006. At March 31, 2006, we had 25,575 Telkom employees. We spent
R88 million, R961 million and R302 million in the years ended March 31, 2006, 2005 and 2004, respectively, on our workforce reduction program. In October 2002, Telkom and its recognized trade unions agreed to embark on a process of implementing alternative strategies and approaches to avoid and minimize job losses and to create new career opportunities for Telkom employees. Telkom has placed a moratorium on employee reductions until March 31, 2007, subject to certain conditions, including re-training and re-skilling, “follow-the-job” initiative, flexibility and mobility of employees and voluntary separation packages at the discretion and initiative of Telkom. During the 2007 financial year, Telkom entered into a three-year long-term agreement on wages and benefits with the recognized unions, including extending the moratorium on employee reductions until March 31, 2007.
We will evaluate future workforce reductions based on business and operational requirements, however, we currently expect that the number of employees may increase in the future, which may result in increased employee expenses.
Results of Operations
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
We fully consolidate our Telkom Directory Services and Swiftnet subsidiaries in the Telkom Group’s consolidated financial statements.
Year ended March 31, 2006 compared to year ended March 31, 2005 and year ended
March 31, 2004
Consolidated results
The following table shows information related to our operating revenue, operating expenses, operating profit, profit for the year, profit margin, EBITDA and EBITDA margin for the periods indicated.
Telkom Group’s segmental results
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
%
ZAR
%
ZAR
%
% change
% change
RESTATED
RESTATED
(in millions, except percentages)
Operating revenue
40,582
100.0
43,160
100.0
47,625
100.00
6.4
10.3
Fixed-line 31,004 76.4 31,457 72.9 32,749 68.8 1.5 4.1
Mobile 11,428 28.2 13,657 31.6 17,021 35.7 19.5 24.6
Intercompany eliminations (1,850) (4.6) (1,954) (4.5) (2,145) (4.5) 5.6 9.8
Other income
(1)
255
100.0
280
100.0
480
100.0
9.8
71.4
Fixed-line 230 90.2 255 91.1 430 89.6 10.9 68.6
Mobile 25 9.8 34 12.1 50 10.4 36.0 47.1
Intercompany eliminations – – (9) (3.2) – – – –
Operating expenses
31,499
100.0
32,179
100.0
33,428
100.0
2.2
3.9
Fixed-line 24,510 77.8 23,691 73.6 22,937 68.6 (3.3) (3.2)
Mobile 8,839 28.1 10,451 32.5 12,636 37.8 18.2 20.9
Intercompany eliminations (1,850) (5.9) (1,963) (6.1) (2,145) (6.4) 6.1 9.3
Operating profit
(2)
9,338
100.0
11,261
100.0
14,677
100.0
20.6
30.3
Fixed-line 6,724 72.0 8,021 71.2 10,242 69.8 19.3 27.7
Mobile 2,614 28.0 3,240 28.8 4,435 30.2 23.9 36.9
Operating profit margin (%)
23.0
26.1
30.8
13.5
18.0
Fixed-line 21.7 25.5 31.3 17.5 22.7
Mobile 22.9 23.7 26.1 3.5 10.1
Profit for the year
attributable to equity
holders of Telkom
4,589
100.0
6,751
100.0
9,182
47.1
36.0
Profit margin (%)
11.3
15.6
19.3
38.1
23.7
EBITDA
(2) (3)
16,586
100.0
17,549
100.0
20,553
100.0
5.8
17.1
Fixed-line 12,707 76.6 12,753 72.7 14,646 71.3 0.4 14.8
Mobile 3,879 23.4 4,796 27.3 5,907 28.7 23.6 23.2
EBITDA margin (%)
40.9
40.7
43.2
(0.5)
6.1
(
1) Other income includes profit on disposal of investments, property, plant and equipment and intangible assets.
(2)
Total operating profit and EBITDA and mobile operating profit and EBITDA in the 2005 financial year include our 50% share of
Vodacom’s impairment of R268 million in respect of assets in Mozambique and a reversal of Vodacom’s impairment loss of
R53 million in the 2006 financial year due to an increase in the fair value of the assets.
(3)
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
EBITDA can be reconciled to operating profit as follows:
Year ended March 31,
2004
2005
2006
ZAR
ZAR
ZAR
RESTATED RESTATED
(in millions)
Fixed-line
EBITDA
12,707 12,753 14,646
Depreciation, amortization, impairments and write-offs (5,983) (4,732) (4,404)
Operating profit 6,724 8,021 10,242
Mobile
EBITDA
3,879 4,796 5,907
Depreciation, amortization and impairments (1,265) (1,556) (1,472)
Operating profit 2,614 3,240 4,435
Operating revenue
Operating revenue increased in the years ended March 31, 2006 and 2005 due to increased operating revenue in both our mobile and fixed-line segments. Vodacom’s operating revenue increased in the 2006 financial year primarily due to strong customer growth and a continued
improvement in market share as well as increased data revenues and equipment sales.
Vodacom’s operating revenue increased in the 2005 financial year primarily due to strong customer growth and the inclusion of 100% of Vodacom Congo’s results. The increase in fixed-line operating revenue in the 2006 financial year was primarily due to continued growth in data revenue, higher subscriptions and connections revenue, higher fixed-to-mobile traffic revenue and higher interconnection revenue, partially offset by lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic. The increase in fixed-line operating revenue in the 2005 financial year was primarily due to continued growth in data services, higher subscriptions and connections tariffs and higher interconnection revenue from domestic mobile operators, partially offset by a decrease in traffic, lower average long distance and international outgoing tariffs and lower interconnection revenue from international operators. Fixed-line operating revenue accounted for
68.8%, 72.9% and 76.4% of our consolidated operating revenue before intercompany eliminations in the years ended March 31, 2006, 2005 and 2004, respectively.
Other income
Other income includes profit on the disposal of investments, property, plant and equipment and intangible assets. The increase in fixed-line other income in the 2006 financial year was primarily due to the realization of profits on the sale of investments held by our consolidated special purpose entity used to fund post retirement medical benefit obligations. The increase in fixed-line other income in the
2005 financial year was primarily due to the profit on the sale of our equity investment in New Skies
Satellite N.V., a satellite company.
Operating expenses
Operating expenses increased in the years ended March 31, 2006 and March 31, 2005 as a result of increased operating expenses in our mobile segment, partially offset by decreases in operating expenses in our fixed-line segment in both years. The increase in mobile operating expenses in the 2006 financial year was primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom’s South African and African operations and increased competition and as a result of increased cost of equipment for increased handset sales and maintenance of the GSM infrastructure and billing systems, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, higher employee costs as a result of increased headcount, average 6%
annual salary increases, the inclusion of a provision for long-term incentives for executives and an increase in the provision for bonus schemes due to increased profits, increased operating leases and increased services rendered, partially offset by decreased depreciation, amortization and impairments.
The increase in mobile operating expenses in the 2005 financial year was primarily due to increased selling, general and administrative expenses as a result of an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expenses to support the launch of 3G, growth in Vodacom’s South African and other African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, increased depreciation, amortization and impairments and higher staff costs associated with increased headcount, salaries and employee deferred bonus incentive accrued to support the growth in operations. In addition, operating leases increased in the 2005 financial year while services rendered decreased in the 2005 financial year.
The decrease in fixed-line operating expenses in the 2006 financial year was primarily attributable to lower employee expenses and reduced depreciation, amortization, impairments and write-offs, partially offset by higher payments to other network operators, services rendered, selling, general and administrative expenses and operating leases. Employee expenses decreased primarily due to reduced workforce reduction expenses, lower headcount and increased employee related expenses capitalized, partially offset by salary increases and related benefits. Depreciation, amortization, impairments and write-offs decreased primarily as a result of an increase in the useful lives of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment. Payments to other network operators increased primarily due to higher call volumes from our fixed-line network to the mobile networks and increased international outgoing traffic arising from our reduced tariffs. Services rendered increased primarily due to increased property management expenses at TFMC and increased payments to consultants, partially offset by the nonrecurrence of fees paid to Thintana Communications. Selling, general and administrative expenses increased primarily due to increased other expenses resulting from higher costs of sales and higher marketing costs, partially offset by lower materials and maintenance expenses and, to a lesser extent, reduced bad debts. Operating leases increased primarily due to the impact of the straightlining of lease payments, an increase in vehicle operating costs and higher building lease costs following new lease agreements, partially offset by a reduction in the number of vehicles in our fleet.
The decrease in fixed-line operating expenses in the 2005 financial year was primarily due to lower depreciation, amortization, impairments and write-offs, services rendered, payments to other network operators and operating leases, partially offset by higher employee expenses and selling, general and administrative expenses. Depreciation, amortization, impairments and write-offs were lower primarily due to the increase in the useful life of certain assets, the non-recurring accelerated depreciation of certain assets in the 2004 financial year and certain assets being fully depreciated in the 2004 financial year. Services rendered were lower due to decreased property management expenses resulting from space optimization and general efficiencies and reduced fees paid to
Thintana Communications. Payments to other network operators decreased primarily due to lower international tariffs and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR, the notional currency in which international rates are determined, and, to a lesser extent, a reduction in calls from our fixed-line network to the mobile networks and internationally, partially offset by higher mobile settlement rates. The lower operating leases were primarily due to the continued reduction of our vehicle fleet size, the continued relocation of employees from leased properties to owned properties and improvements in overall space utilization. Employee expenses increased primarily due to higher workforce reduction expenses, salary increases and overtime, partially offset by the lower headcount and related benefits and higher employee costs capitalized. Selling, general and administrative expenses increased primarily due to increased other expenses, which were significantly impacted in the 2004 financial year as a result of the reversal in the 2004 financial year of the R325 million provision for the Telcordia dispute, higher materials and maintenance expenses and higher marketing costs, partially offset by lower bad debts and a more favorable exchange rate.
Operating profit
Operating profit increased in both the 2006 and 2005 financial years due to increases in fixed-line operating profit as a result of higher revenue and a decline in operating expenses and increases in mobile operating profit primarily as a result of increased mobile operating revenue due to customer growth, partially offset by increases in operating expenses. As a result, the fixed-line operating profit margin increased from 21.7% in the 2004 financial year to 25.5% in the 2005 financial year and
31.3% in the 2006 financial year and the mobile operating profit margin increased from 22.9% in the
2004 financial year to 23.7% in the 2005 financial year and 26.1% in the 2006 financial year.
Investment income
Investment income consists of interest received on short term investments and bank accounts and income received from our investments. Investment income increased 13.4% to R397 million in the
2006 financial year and 8.7% to R350 million in the 2005 financial year from R322 million in the 2004 financial year primarily due to increased interest received as a result of higher average balances in investment and bank accounts.
Finance charges
Finance charges include interest paid on local and foreign borrowings, amortized discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses.
The following table sets forth information related to our finance charges for the periods indicated.
Finance Charges
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Interest expense
2,488
1,686
1,346
(32.2)
(20.2)
Local loans 2,253 1,515 1,506 (32.8) (0.6)
Foreign loans 303 281 9 (7.3) (96.8)
Finance charges capitalized (68) (110) (169) (61.8) (53.6)
Net fair value and exchange losses on financial
instruments
776
9
(113)
(98.8)
n/a
Fair value adjustments on derivative instruments 1,144 (103) (170) (109.0) (65.0)
Foreign exchange (gains) losses (368) 112 57 (130.4) (49.1)
Total finance charges
3,264
1,695
1,233
(48.1)
(27.3)

Finance charges decreased in the year ended March 31, 2006 and 2005 due to reduced interest expense as a result of lower interest bearing debt levels. In the 2006 financial year, the foreign exchange and fair value gain was R113 million primarily due to currency movements and unrealized gains relating to investments by our consolidated special purposes entity used to fund post retirement medical benefit obligations. In the 2005 financial year, the lower net fair value and exchange losses was a result of fair value gains on derivative instruments for foreign loans and foreign goods and services purchased due to the strengthening of the Rand, offset in part by foreign exchange losses due to the volatility of the Rand.
Taxation
Our consolidated tax expense increased 46.7% to R4,520 million in the year ended
March 31, 2006 and 77.3% to R3,082 million in the year ended March 31, 2005 from R1,738 million in the year ended March 31, 2004. The increases in both the 2006 and 2005 financial years were primarily due to the increase in our pre-tax income.
The following table sets forth information related to our effective tax rate for the Telkom Group,
Telkom Company and Vodacom for the periods indicated:
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
(percentages)
Effective tax rate
Telkom Group
27.2 31.1 32.7 14.3 5.1
Telkom Company 15.6 20.6 25.0 32.1 21.4
Vodacom 36.1 40.2 37.5 11.4 (6.7)
The increase in the effective tax rate for the Telkom Group and Telkom in the 2006 financial year was mainly due to secondary tax on companies payable in respect of dividends paid by Telkom
Company, partially offset by the lower effective rate of Vodacom. The lower effective tax rate for
Vodacom in the 2006 financial year was mainly attributable to the decrease in the South African statutory tax rate from 30% to 29%, effective April 1, 2005. The higher effective tax rate for the Telkom
Group and Telkom in the year ended March 31, 2005 was primarily due to the reversal of a non-
deductible expenditure in the prior year as a result of the reversal of the Telcordia provision in the
2004 financial year and lower deferred tax on Secondary Taxation on Companies credits in the 2005 financial year. In addition, the Telkom effective tax rate was impacted in the 2005 financial year by the receipt of approximately R1.9 billion in dividends from our subsidiaries and Vodacom joint venture, which increased Telkom’s net income but was not taxable to Telkom. The Telkom Group and Telkom were in a tax paying position for the 2005 financial year and provisional taxes of R1.5 billion were paid by September 2005. The higher tax expense for Vodacom in the 2005 financial year was largely as a result of the Secondary Taxation on Companies paid on the dividends declared by Vodacom and unutilized tax losses in Vodacom Mozambique.
Minority interests
Minority interests in the income of subsidiaries increased 67.5% to R139 million in the year ended March 31, 2006 primarily due to an increase in profits at Vodacom Tanzania, the allocation of a
R35 million VAT refund to minority interests of Smartphone as required by the purchase agreement, an increase in profits at Smartphone, profits of Cointel as well as a 19.2% increase in the profits at our Telkom Directory Services subsidiary. Minority interests in the income of subsidiaries increased
20.3% to R83 million in the year ended March 31, 2005 primarily due to a 35.6% increase in profits at
Vodacom Tanzania and a 12.7% increased in profits in our Telkom Directory Services subsidiary.

Profit for the year attributable to equity holders of Telkom
Profit for the year attributable to equity holders of Telkom increased in the 2006 and 2005 financial years primarily due to increased operating profit in our fixed-line segment as well as in our mobile segment. The increases were bolstered by lower interest expense and lower net fair value and exchange losses on financial instruments in those years and, to a lesser extent, increased investment income, partially offset by increased taxes.
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
Fixed-line operating revenue
Year ended March 31,
2004
2005
2006
2005/
2006/
% of
% of
% of
2004
2005
ZAR
revenue
ZAR
revenue
ZAR
revenue
% change % change
(in millions, except percentages)
RESTATED
RESTATED
Subscriptions and connections
5,117
16.5
5,385
17.1
5,803
17.7
5.2
7.8
Traffic
18,313
59.1      17,760
56.5     17,563
53.6
(3.0)
(1.1)
Local
5,910
19.1
5,746
18.3
5,753
17.6
(2.8)
0.1
Long-distance
3,770
12.2
3,577
11.4
3,162
9.7
(5.1)
(11.6)
Fixed-to-mobile
7,321
23.6
7,302
23.2
7,647
23.4
(0.3)
4.7
International outgoing
1,312
4.2
1,135
3.6
1,001
3.1
(13.5)
(11.8)
Interconnection
1,643
5.3
1,546
4.9
1,654
5.1
(5.9)
7.0
Data
5,028
16.2
5,784
18.4
6,649
20.3
15.0
15.0
Directories and other services
903
2.9
982
3.1
1,080
3.3
8.7
10.0
Fixed-line operating revenue
31,004
100.0       31,457
100.0     32,749
100.0
1.5
4.1
Fixed line operating revenue increased in the 2006 financial year primarily due to continued
growth in data revenue, higher subscriptions and connections revenue, higher fixed-to-mobile traffic revenue and higher interconnection revenue, partially offset by lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic. The increase in fixed-line operating revenue in the 2005 financial year was primarily due to continued growth in data revenue, higher subscriptions and connections tariffs and higher interconnection revenue from domestic mobile operators, partially offset by a decline in traffic, as well as lower average long distance and international outgoing tariffs and lower interconnection revenue from international operators.

Fixed-line operating revenue was adversely impacted in both the 2006 and 2005 financial years due to a decrease in the number of residential postpaid PSTN lines primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and, in the 2005 financial year, our prepaid PSTN service, and lower connections, offset in part by lower disconnections in the 2005 financial year, and was positively impacted by an increase in ISDN channels, ADSL services, business postpaid PSTN lines and, in the 2005 financial year, prepaid PSTN lines. In addition, traffic was adversely affected in both years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dial-up traffic being substituted by our ADSL service, as well as the decrease in the number of residential postpaid PSTN lines and increased competition in our payphones business. As a result, traffic declined 2.9% and 4.8% in the 2006 and 2005 financial years. Revenue per fixed access line increased 1.0% to R5,304 in the 2006 financial year primarily due to higher subscriptions and connections tariffs, fixed-to-mobile traffic revenue and interconnection revenue, partially offset by lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic. Revenue per fixed access line decreased 1.7% to R5,250 in the
2005 financial year from R5,341 in the 2004 financial year primarily due to the decline in traffic, as well as lower average long distance and international outgoing tariffs.
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
Fixed-line subscription and connection revenue
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
RESTATED RESTATED
Total subscriptions and connections revenue
(ZAR millions, except percentages)
5,117
5,385
5,803
5.2
7.8
Total subscription access lines (thousands,
except percentages)
(1)
4,520
4,567
4,551
1.0
(0.4)
Postpaid
PSTN
(2)
3,048
3,006
2,996
(1.4)
(0.3)
ISDN channels
601
664
693
10.5
4.4
Prepaid PSTN
856
887
854
3.6
(3.7)
Private payphones
15
10
8
(33.3)
(20.0)
(1)
Total subscription access lines are comprised of PSTN lines, including ISDN lines and private payphones, but excluding internal lines in service and public payphones. Each analog PSTN line includes one access channel, each basic ISDN line includes two access channels and each primary ISDN line includes 30 access channels.
(2) Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.
Revenue from subscriptions and connections increased in the years ended March 31, 2006 and
2005 mainly due to increased tariffs as well as an increase in the number of ISDN, business postpaid
PSTN lines and, in the 2005 financial year, prepaid PSTN lines, partially offset by lower residential postpaid PSTN lines and, in the 2006 financial year, prepaid PSTN lines. The average monthly prices for subscriptions increased by 6.3% on January 1, 2005 and 6.0% on September 1, 2005. Additionally,
there was an increase in revenue from the rental of customer premises equipment and voice enhanced services in both the 2006 and 2005 financial years as a result of tariff increases and an increase in the penetration of voice enhanced services.

The decrease in the number of residential postpaid PSTN lines in service in both the 2006 and
2005 financial years was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and, in the 2005 financial year, our prepaid PSTN service and lower connections, partially offset by lower disconnections in the 2005 financial year. The increase in the number of postpaid ISDN channels was driven by increased demand for higher bandwidth and functionality. The decrease in prepaid PSTN lines in the 2006 financial year was primarily due to continued migration to mobile services. In addition, we relaxed our credit policies which lead to fewer migrations of our postpaid customers to prepaid service in the 2006 financial year. The increase in prepaid lines in the 2005 financial year was mainly due to our increased marketing efforts for our prepaid telephone services, particularly to first-time residential customers with poor or no credit histories, and postpaid customers encouraged to migrate to prepaid services due to late payments and credit difficulties.
For a discussion of our connection and rental fees, see Item 4. “Information on the
Company–Business Overview–Fixed-line communications–Fees and tariffs–Subscription and connection tariffs” and for a discussion of the number of customers during the periods, see Item 4.
“Information on the Company–Business Overview–Fixed-line communications–Products and services.”
Traffic. Traffic revenue consists of revenue from local, long distance, fixed-to-mobile and international outgoing calls and international voice over internet protocol services. Traffic revenue is principally a function of tariffs and the volume, duration and mix between relatively more costly domestic long distance, international and fixed-to-mobile calls and relatively less costly local calls.
The following table sets forth information related to our fixed-line traffic revenue for the periods indicated.
Fixed-line traffic revenue
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
Local traffic revenue (ZAR millions, except
percentages)
5,910
5,746
5,753
(2.8)
0.1
Local traffic (millions of minutes, except
percentages)
(1)
20,547 19,314 18,253 (6.0) (5.5)
Long distance traffic revenue (ZAR millions,
except percentages)
3,770
3,577
3,162
(5.1)
(11.6)
Long distance traffic (millions of minutes,
except percentages)
(1)
4,616 4,453 4,446 (3.5) (0.2)
Fixed-to-mobile traffic revenue (ZAR millions,
except percentages)
7,321
7,302
7,647
(0.3)
4.7
Fixed-to-mobile traffic (millions of minutes,
except percentages)
(1)
3,980 3,911 4,064 (1.7) 3.9
International outgoing traffic revenue
(ZAR millions, except percentages)
1,312
1,135
1,001
(13.5)
(11.8)
International outgoing traffic (millions of minutes,
except percentages)
(1)
427 415 515 (2.8) 24.1
International voice over internet protocol (millions
of minutes, except percentages)
(2)
25 89 83 256 (6.7)
Total traffic revenue (ZAR millions, except
percentages)
18,313
17,760
17,563
(3.0)
(1.1)
Total traffic (millions of minutes, except
percentages)
(1)
29,595 28,182 27,361 (4.8) (2.9)
Average total monthly traffic minutes per average
Monthly access line (minutes)
(3)
526 496 482 (5.7) (2.8)

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
Traffic revenue declined in the 2006 financial year primarily due to a decline in lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic, partially offset by increased local traffic tariffs, fixed to mobile traffic revenue and international outgoing traffic.
Traffic revenue declined in the 2005 financial year primarily due to a decline in traffic and lower average long distance and international outgoing tariffs, partially offset by increased local and fixed-to-
mobile tariffs.
ICASA approved a 2.2% increase in the overall tariffs for services in the basket for which there is a price cap effective January 1, 2004, a 0.2% increase in the overall tariffs for services in the basket effective January 1, 2005 and a 3.0% reduction in the overall tariffs for services in the basket effective
September 1, 2005. Traffic was adversely affected in both the 2006 and 2005 financial years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dial-
up traffic being substituted by our ADSL service, as well as the decrease in the number of residential postpaid PSTN lines and increased competition in our payphone business.
For a discussion of our traffic tariffs, see Item 4. “Information on the Company–Business
Overview–Fixed-line communications–Fees and tariffs–Traffic tariffs” and for a discussion of our traffic during the periods discussed, see Item 4. “Information on the Company–Business Overview–Fixed-
line communications–Products and Services–Traffic.”
Local traffic revenue was flat in the 2006 financial year. Increased revenue attributable to increased average local traffic tariffs was partially offset by lower traffic resulting primarily from internet call usage being substituted by our ADSL service and the substitution of calls placed using mobile services. Local traffic revenue declined in the 2005 financial year mainly due to lower traffic resulting primarily from internet call usage being substituted by our ADSL service. In addition, we increased penetration of discount and calling plans to stimulate usage in the 2005 and 2006 financial years and to counteract mobile substitution, which effectively lowers the cost to the customer. The decline in local traffic revenue in the 2005 financial year was partially offset by increased average local traffic tariffs. The price of local peak calls increased by 5.3% to 40 SA Cents per minute (VAT inclusive) on
January 1, 2005. On September 1, 2005, we decreased the price of local peak calls after the first unit by 5.0% to 38 SA cents per minute (VAT inclusive).
Long distance traffic revenue decreased in the 2006 and 2005 financial years mainly due to a decrease in average long distance tariffs and lower long distance traffic. We decreased our fixed-line long distance traffic tariffs by 10% on January 1, 2005 and by a further 10% on September 1, 2005.
Revenue from fixed-to-mobile traffic consists of revenue from calls made by our fixed-line customers to the three mobile networks in South Africa and is primarily a function of fixed-to-mobile tariffs and the number, the duration and the time of calls. Fixed-to-mobile traffic revenue increased in the 2006 financial year primarily due to increased traffic as well as a marginal increase in average tariffs, partially offset by higher discounts offered to customers in order to retain traffic on our network.
The increase in fixed-to-mobile traffic in the 2006 financial year was primarily due to the introduction our CellSaver product, which offers discounts to larger customers on fixed-to-mobile calls. Fixed-to-
mobile traffic revenue decreased in the 2005 financial year primarily due to lower fixed-to-mobile traffic and increased discounts on fixed-to-mobile calls to combat mobile substitution, partially offset by increased fixed-to-mobile tariffs. Fixed-to-mobile traffic decreased in the 2005 financial year primarily as a result of an increase in the number of mobile customers, resulting in increased mobile-to-mobile traffic and less fixed-to-mobile traffic, particularly in our payphone segment.

Revenue from international outgoing traffic consists of revenue from calls made by our fixed-line customers to international destinations and from international voice over internet protocol services and is a function of tariffs and the number, duration and mix of calls to destinations outside
South Africa. In the 2006 and 2005 financial year, international outgoing traffic revenue declined primarily as a result of a decrease in the average international outgoing tariffs. The decrease in the
2006 financial year was partially offset by a significant increase in international outgoing traffic primarily as a result of the reduced tariffs. International outgoing traffic declined in the 2005 financial year primarily due to increased competition from callback operators. The average tariffs to all international destinations decreased by 28% on January 1, 2005 with rates of R1.70 per minute
(VAT inclusive) for major destinations like the United States, United Kingdom and Australia.
Interconnection. We generate revenue from interconnection services for traffic from calls made by other operators’ customers that terminate on or transit through our network. Revenue from interconnection services includes payments from domestic mobile and international operators regardless of where the traffic originates or terminates. The following table sets forth information related to interconnection revenue for the periods indicated.
Interconnection revenue
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
Interconnection revenue (ZAR millions,
except percentages)
1,643
1,546
1,654
(5.9)
7.0
Domestic mobile interconnections
Interconnection revenue from domestic mobile
operators (ZAR millions, except percentages)
697
748
760
7.3
1.6
Domestic mobile interconnection traffic
(millions of minutes, except percentages)
(1)
2,159 2,206 2,299 2.2 4.2
International interconnection
Interconnection revenue from international
operators (ZAR millions, except percentages)
946
798
894
(15.6)
12.0
International interconnection traffic (millions of
minutes, except percentages)
(2)
1,188 1,318 1,355 10.9 2.8
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
Interconnection revenue from domestic mobile operators includes revenue for call termination and international outgoing calls from domestic mobile networks, as well as access to other services, such as emergency services and directory enquiry services. Interconnection revenue from domestic mobile operators increased in the 2006 and 2005 financial years mainly due to increased traffic from domestic mobile operators and tariff increases for call termination, partially offset by lower tariffs on mobile international outgoing calls. Domestic mobile interconnection traffic increased in the years ended March 31, 2006 and 2005 primarily due to an overall increase in mobile calls as a result of a growing mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.
Interconnection revenue from domestic mobile operators includes fees paid to our fixed-line business by Vodacom of R464 million in the year ended March 31, 2006, R465 million in the year ended March 31, 2005 and R417 million in the year ended March 31, 2004. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group’s revenue on consolidation. We expect interconnection revenue to increase as a result of the entrance of SNO-T in the future and the further liberalization of the South African telecommunications industry, which may partially mitigate declines in revenue in other areas.

Interconnection revenue from international operators includes amounts paid by foreign operators for the use of our network to terminate calls made by customers of such operators and payments from foreign operators for interconnection hubbing traffic through our network to other foreign networks.
Interconnection revenue from international operators increased in the year ended March 31, 2006 primarily due to an increase in international interconnection traffic terminating on our network and the recognition of disputed international interconnection terminating traffic revenue from the 2005 financial year following the resolution of a dispute in the 2006 financial year. However, the traffic minutes relating to the disputed traffic revenue was not transferred from the 2005 financial year to the 2006 financial year. These increases were partially offset by lower international interconnection settlement rates and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR, the notional currency in which international rates are determined, volume discounts and a settlement preventing an illegal operator from carrying international incoming traffic.
Interconnection revenue from international operators decreased in the year ended March 31, 2005 primarily due to lower international settlement rates and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR and lower traffic transiting through our network to other foreign networks due to aggressive competition in the international market. The decrease in the 2005 financial year was partially offset by an increase in international interconnect traffic terminating on our network mainly as a result of increased activity of call back operators in the market.
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
Data services revenue
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
RESTATED RESTATED
Data services revenue (ZAR millions, except
percentages)
5,028
5,784
6,649
15.0
15.0
Leased lines and other data revenue
(1)
4,119
4,748
5,282
15.3
11.2
Leased line facilities revenues from mobile operators
909
1,036
1,367
14.0
31.9
Number of managed network sites (at period end)
9,061
11,961
16,887
32.0
41.2
Internet dial-up subscribers (at period end)
142,208   202,410   228,930
42.3
13.1
Internet ADSL subscribers (at period end)
8,559
22,870
53,997
167.2
136.1
Internet satellite subscribers (at period end)
192
1,427
1,981
n/a
38.9
Total ADSL subscribers (at period end)
(2)
20,145
58,278   143,509
189.3
146.2
(1)
Leased lines and other data revenue includes all data services revenue other than leased line facilities revenue from mobile operators.
(2) Excludes Telkom internal ADSL services of 249, 254 and 168 as of March 31, 2006, 2005 and 2004, respectively.
Our data services revenue increased in the 2006 financial year primarily due to increased revenue from leased line facilities from mobile operators, data connectivity service, including ADSL connectivity and SAIX, internet access, and managed data networks, including UPN Supreme. These increases were partially offset by decreased tariffs for leased line facilities from mobile operators and data connectivity services. Our data services revenue increased in the 2005 financial year primarily due to the increased data connectivity, including ADSL service, increased internet services, increased penetration of leased lines in corporate and business markets, increased demand for bandwidth with higher capacity and, to a lesser extent, increased numbers of customers using managed data networking services. Revenue from leased line facilities from mobile operators increased in the year ended March 31, 2006 and 2005 primarily due to the roll-out of third generation and universal mobile telecommunications system products by the mobile operators.
Operating revenue from our data services included R845 million, R562 million and R466 million in revenue received by our fixed-line business from Vodacom in the years ended March 31, 2006,
2005 and 2004, respectively. Fifty percent of these amounts were attributable to our interest in
Vodacom and were eliminated from the Telkom Group’s revenue on consolidation.
For a discussion of our data services, see Item 4. “Information on the Company–Business
Overview–Fixed-line communications–Products and services–Data communications services.”
Directories and other services. Revenue from directories and other services consists primarily of advertising revenue from our subsidiary, Telkom Directory Services, and, to a substantially lesser degree, wireless data services revenue from our subsidiary, Swiftnet, and other miscellaneous revenue, including revenue from the sale of materials. Revenue from directories and other services increased in the years ended March 31, 2006 and 2005 primarily due to increases in directory services revenue from Telkom Directory Services as a result of annual tariff increases, increased marketing efforts resulting in increased spending on advertising by existing customers and additional advertising revenue from new customers.
Fixed-line operating expenses
The following table shows the operating expenses of our fixed-line segment broken down by expense category as a percentage of total revenue and the percentage change by operating expense category for the periods indicated.
Fixed-line operating expenses
Year ended March 31,
2004
2005
2006
% of
% of
% of
2005/2004 2006/2005
ZAR
revenue
ZAR
revenue
ZAR
revenue
% change % change
(in millions, except percentages)
Employee expenses
(1)
6,743 21.7 7,285 23.2 6,470 19.8 8.0 (11.2)
Payments to other network
operators 6,063 19.6 5,896 18.7 6,150 18.8 (2.8) 4.3
Selling, general and
administrative expenses
(2)
2,640 8.5 3,046 9.7 3,086 9.4 15.4 1.3
Services rendered 2,202 7.1 1,976 6.3 2,050 6.3 (10.3) 3.7
Operating leases 879 2.8 756 2.4 777 2.4 (14.0) 2.8
Depreciation, amortization,
impairments and write-offs
5,983 19.3 4,732 15.0 4,404 13.4 (20.9) (6.9)
Fixed-line operating
expenses
24,510
79.1
23,691
75.3
22,937
70.0
(3.3)
(3.2)
(1)
Employee expenses include workforce reduction expenses of R88 million, R961 million and R302 million in the years ended March 31, 2006, 2005 and 2004, respectively.
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
reversed.

Fixed-line operating expenses decreased in the 2006 financial year primarily due to lower employee expenses and reduced depreciation, amortization, impairments and write-offs, partially offset by higher payments to other network operators, services rendered, selling, general and administrative expenses and operating leases. Employee expenses decreased primarily due to reduced workforce reduction expenses, lower headcount and increased employee related expenses capitalized, partially offset by salary increases and related benefits. Depreciation, amortization, impairments and write-offs decreased primarily as a result of an increase in the useful lives of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment. Payments to other network operators increased primarily due to higher call volumes from our fixed-line network to the mobile networks and increased international outgoing traffic arising from our reduced tariffs. Services rendered increased primarily due to increased property management expenses at TFMC and increased payments to consultants, partially offset by the nonrecurrence of fees paid to Thintana Communications. Selling, general and administrative expenses increased primarily due to increased other expenses resulting from higher costs of sales and higher marketing costs, partially offset by lower materials and maintenance expenses and, to a lesser extent, reduced bad debts. Operating leases increased primarily due to the impact of the straightlining of lease payments, an increase in vehicle operating costs and higher building lease costs following new lease agreements, partially offset by a reduction in the number of vehicles in our fleet.
Fixed-line operating expenses decreased in the 2005 financial year primarily due to lower depreciation, amortization, impairments and write-offs, services rendered, payments to other network operators and operating leases, partially offset by higher employee expenses and selling, general and administrative expenses. Depreciation, amortization, impairments and write-offs were lower primarily due to the increase in the useful life of certain assets, the non-recurring accelerated depreciation of certain assets in the 2004 financial year and certain assets being fully depreciated in the 2004 financial year. Services rendered were lower due to decreased property management expenses resulting from space optimization and general efficiencies and reduced fees paid to Thintana
Communications. Payments to other network operators decreased primarily due to lower international tariffs and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR, the notional currency in which international rates are determined, and, to a lesser extent, a reduction in calls from our fixed-line network to the mobile networks and internationally, partially offset by higher mobile settlement rates. The lower operating leases were primarily due to the continued reduction of our vehicle fleet size, the continued relocation of employees from leased properties to owned properties and improvements in overall space utilization.
Employee expenses increased primarily due to higher workforce reduction expenses, salary increases and overtime, partially offset by the lower headcount and related benefits and higher employee costs capitalized. Selling, general and administrative expenses increased primarily due to increased other expenses, which were significantly impacted in the 2004 financial year as a result of the reversal in the 2004 financial year of the R325 million provision for the Telcordia dispute, higher materials and maintenance expenses and higher marketing costs, partially offset by lower bad debts and a more favorable exchange rate.
Employee expenses. Employee expenses consist mainly of salaries and wages for employees, including bonuses and other incentives, benefits and workforce reduction expenses.

The following table sets forth information related to our employee expenses for the periods indicated.
Fixed-line employee expenses
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
(ZAR millions, except percentages and number of employees)
Salaries and wages
(1)
4,795
4,785
4,592
(0.2)
(4.0)
Benefits
(1)
2,161
2,110
2,410
(2.4)
14.2
Workforce reduction expenses
302
961
88
218.2
(90.8)
Employee related expenses capitalized
(515)
(571)
(620)
10.9
8.6
Employee expenses
6,743
7,285
6,470
8.0
(11.2)
Number of full-time, fixed line employees
(at period end)
(1)
32,934
29,544
26,156
(10.3)
(11.5)
(1) Includes expenses and number of employees of our Telkom Directory Services and Swiftnet subsidiaries.
Employee expenses decreased in the year ended March 31, 2006 primarily due to reduced workforce reduction expenses, lower headcount and increased employee related expenses capitalized, partially offset by salary increases and related benefits, including increased performance incentives for the Telkom conditional share plan, and a change in the actuarial valuation of medical benefits. Employee expenses increased in the year ended March 31, 2005 primarily due to higher workforce reduction expenses, salary increases and overtime, partially offset by the lower headcount and related benefits and higher employee costs capitalized. Salaries and wages decreased in the year ended March 31, 2006 primarily due to a 11.5% reduction in the number of employees resulting from our workforce reduction program, partially offset by a 7% increase in base salaries and wages in line with collective bargaining agreements and an average 6% increase in salaries and wages for management employees. Salaries and wages decreased in the year ended March 31, 2005 primarily due to a 10.3% reduction in the number of employees in line with our workforce reduction program and a reduction in part-time and temporary workers, to a substantial degree offset by an 8% increase in base salaries and wages in line with collective bargaining agreements, an average 5% increase in salaries and wages for management employees and overtime to manage the substantial increase in the number of faults due to inclement weather. Benefits include allowances, such as bonuses, company contributions to medical aid, pension and retirement funds, leave provisions, workmen’s compensation and levies payable for skills development. Benefits increased in the 2006 financial year due to increased performance incentives for the Telkom conditional share plan, a change in assumptions used to calculate the actuarial valuation of medical benefits and increases in related benefits associated with increased salaries and wages, partially offset by the reduced number of employees. Benefits decreased in the 2005 financial year primarily due to the reduced number of employees as a result of our workforce reduction program and related benefits. Workforce reduction expenses include the cost of voluntary early retirement, termination severance packages offered to employees and the cost of social plan expense to prepare affected employees for new careers outside
Telkom. Workforce reduction expenses decreased substantially in the year ended
March 31, 2006 due to the moratorium on voluntary severance packages taken in the 2006 financial year. Workforce reduction expenses increased in the year ended March 31, 2005 due to the substantially higher number of employees accepting enhanced voluntary severance packages, as compared to the previous year, and the offering and acceptance of more enhanced packages resulting in an increased average workforce reduction package per employee. An additional
245 employees left Telkom in the 2006 financial year as part of the conclusion of Telkom’s workforce reduction initiatives for the 2005 financial year, compared to 5,041 employees in the 2005 financial year and 1,633 employees in the 2004 financial year. For additional information related to our fixed-
line employee numbers, see Item 4. “Information on the Company–Business Overview–Fixed–line communications–Employees.”

Employee related expenses capitalized include employee related expenses associated with construction and infrastructure development projects. Employee related expenses capitalized increased in the years ended March 31, 2006 and March 31, 2005 primarily due to increased capital expenditures on projects during the year and, to a lesser degree, the higher labor demand on many projects that are in the realization phase.

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
Fixed-line payments to other network operators
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Payments to mobile communications
network operators
5,041
5,059
5,231
0.4
3.4
Payments to international network operators
1,022
837
919
(18.1)
9.8
Payments to other network operators
6,063
5,896
6,150
(2.8)
4.3
Payments to other network operators increased in the 2006 financial year primarily due to higher call volumes from our fixed-line network to the mobile networks, resulting from discounts offered, including our CellSaver product, increased fixed-to-mobile calls by business customers due to growth in the mobile market and increased international outgoing traffic arising from our reduced tariffs. Payments to other network operators decreased in the 2005 financial year primarily due to lower international tariffs and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR, the notional currency in which international settlement rates are determined, and, to a lesser extent, a reduction in calls from our fixed-line network to the mobile networks and internationally, partially offset by the higher mobile settlement rates. Payments to other network operators include payments made by our fixed-line business to Vodacom, which were
R2,855 million, R2,761 million and R2,764 million in the years ended
March 31, 2006, 2005 and 2004, respectively. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group’s expenses on consolidation.
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
Fixed-line selling, general and administrative expenses
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Materials and maintenance
1,623
1,726
1,617
6.3
(6.3)
Marketing
306
360
413
17.6
14.7
Bad debts
254
196
187
(22.8)
(4.6)
Other
(1)
457
764
869
67.2
13.7
Selling, general and administrative expenses
(1)

2,640
3,046
3,086
15.4
1.3
(1)
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
reversed.

Selling, general and administrative expenses increased in the year ended March 31, 2006 primarily due to increased other expenses resulting from higher costs of sales and higher marketing costs, partially offset by lower materials and maintenance expenses and, to a lesser extent, reduced bad debts. Selling, general and administrative expenses increased in the year ended March 31, 2005 primarily due to increased other expenses, which were significantly impacted in the 2004 financial year as a result of the reversal in the 2004 financial year of the R325 million provision for the Telcordia dispute, higher materials and maintenance expenses and higher marketing costs, partially offset by lower bad debts and a more favorable exchange rate. Materials and maintenance expenses include stock write-offs, subcontractor payments and consumables required to maintain our network. Materials and maintenance expenses decreased in the year ended March 31, 2006 primarily due to lower custom duties, reduced repairs and maintenance on data and processing equipment and savings on renegotiated maintenance contracts. Materials and maintenance expenses increased in the year ended March 31, 2005 primarily as a result of higher custom duties, annual escalation on maintenance contracts, bush-cutting projects and increased maintenance due to increased faults as a result of inclement weather, partially offset by a more favorable exchange rate. Marketing expenses increased in the year ended March 31, 2006 primarily due to increased sponsorships, higher market research costs and increased advertising and media campaigns. Marketing expenses increased in the year ended March 31, 2005 primarily as a consequence of extensive media campaigns and market research. We expect marketing expenses to continue to increase in the future in response to increased competition, including from SNO-T, and the further liberalization of the South African communications industry generally.
Bad debt decreased in the years ended March 31, 2006 and March 31, 2005 resulting primarily from improved credit management and credit vetting policies, targeted line roll-out and an improved profiling of debtors. Bad debt as a percentage of revenue was 0.6%, 0.6% and 0.8% in the 2006,
2005 and 2004 financial years, respectively.
Other expenses include obsolete stock, cost of sales, subsistence and travel and an offset for bad debts recovered. Other expenses increased in the year ended March 31, 2006 primarily due to higher cost of sales for PC bundles, managed network sites, business solutions and PABX products, as well as increased theft. Other expenses increased in the year ended March 31, 2005 primarily as a result of the reversal of the R325 million provision for the Telcordia dispute in the 2004 financial year, lowering expenses in that year. Excluding the reversal of the Telcordia provision, other expenses decreased in the 2005 financial year primarily due to lower irrecoverable staff debt and lower costs of sales of customer premises equipment.
Services rendered. Services rendered include payments in respect of the management of our properties, such as TFMC, a facilities and property management company, consultants and security.
Consultants comprise fees paid to collection agents and to providers of other professional services, such as Thintana Communications and external auditors. Security refers to services to safeguard the network and contracts to ensure a safe work environment, such as guard services.

The following table sets forth information relating to services rendered expenses for the periods indicated.
Fixed-line services rendered
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Property management 1,164 1,068 1,107 (8.2) 3.7
Consultants, security and other 1,038 908 943 (12.5) 3.9
Services rendered
2,202
1,976
2,050
(10.3)
3.7
Property management increased in the year ended March 31, 2006 primarily as a result of increased salary, wages, maintenance, rates and taxes at TFMC, which are passed through to us.
Property management decreased in the year ended March 31, 2005 primarily due to space optimization and general efficiencies in maintenance, cleaning and utilities usage. Payments to consultants increased in the year ended March 31, 2006 primarily due to regulatory and statutory compliance, collection agency commissions, transport costs, HIV awareness costs and audit costs, partially offset by the nonrecurrence of fees paid to Thintana Communications following the termination of the strategic services agreement and reduced short term insurance costs. Payments to consultants decreased in the year ended March 31, 2005 primarily resulting from lower fees paid to
Thintana Communications as a consequence of fewer key personnel, a more favorable exchange rate and the termination of the strategic services agreement following the sale of Thintana
Communications’ shares in November 2004. Consultants, security and other payments include expenses of R57 million and R154 million in the years ended March 31, 2005 and 2004, respectively, for the strategic services provided by our previous strategic equity investor, Thintana Communications, pursuant to our strategic service agreement. A part of these payments made to Thintana
Communications relate to capital projects and have been capitalized.
Operating leases. Operating leases include payments in respect of equipment, buildings and vehicles. Operating leases increased in the year ended March 31, 2006 primarily due to the impact of the straightlining of lease payments, an increase in vehicle operating costs and higher building lease costs following new lease agreements, partially offset by a reduction in the number of vehicles in our fleet from 10,458 vehicles as of March 31, 2005 to 9,708 vehicles as of March 31, 2006.
Operating leases decreased in the year ended March 31, 2005 primarily due to a reduction in the number of vehicles in our fleet from 11,849 vehicles as of March 31, 2004 to 10,458 vehicles as of March 31, 2005. Our space optimization program, which relocated employees from leased premises to owned premises and improved overall space utilization, also contributed to the lower lease expense in the 2005 financial year.
Depreciation, amortization, impairments and write-offs. Depreciation, amortization, impairments and write-offs decreased in the year ended March 31, 2006 primarily as a result of an increase in the useful life of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment. Depreciation, amortization, impairments and write-offs decreased in the year ended March 31, 2005 primarily as a result of an increase in the useful life of certain assets, the non-recurring accelerated depreciation of certain assets in the 2004 financial year and certain assets nearing their useful lives in the 2004 financial year. We incurred a R149 million impairment of Telkom’s satellite earth station at Hartebeespoort in the 2004 financial year. Excluding this impairment, write-offs were relatively flat in the year ended March 31, 2005.

Mobile segment
Mobile is our fastest growing segment and encompasses all the operating activities of our 50%
joint venture investment in Vodacom, the largest mobile operator in South Africa with an approximate
58% market share as of March 31, 2006 based on total estimated customers in South Africa.
In addition to its South African operations, Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique.
Vodacom’s operations outside of South Africa are at an earlier stage in their expansion and market penetration than its operations in South Africa. As a result, Vodacom’s costs and capital expenditures per customer for its other African operations are generally higher than for its South African operations.
Customers in other African countries increased significantly over the past three financial years to approximately 4.4 million as of March 31, 2006 from approximately 2.6 million as of March 31, 2005 and approximately 1.5 million as of March 31, 2004. A substantial portion of the growth was from prepaid services. Services outside of South Africa are mainly prepaid as these countries suffer from poverty and also due to the lack of banking systems and credit histories.
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
Mobile operating revenue and profits
Year ended March 31,
2004
2005
2006
% of
% of
% of
2005/2004 2006/2005
ZAR
revenue
ZAR
revenue
ZAR
revenue
% change % change
RESTATED
RESTATED
(in millions, except percentages)
Operating revenue
11,428    100.0
13,657
100.0
17,021  100.0
19.5
24.6
South Africa 10,675 93.4 12,520 91.7 15,535 91.3 17.3 24.1
Other African countries 753 6.6 1,137 8.3 1,486 8.7 51.0 30.7
Operating profit
(1)
2,614    100.0
3,240
100.0
4,435  100.0
23.9
36.9
South Africa 2,585 98.9 3,338 103.0 4,291 96.8 29.1 28.6
Other African countries 29 1.1 (98) (3.0) 144 3.2 n/a n/a
EBITDA
(1) (2)
3,879    100.0
4,796
100.0
5,907  100.0
23.6
23.2
(1)
Mobile operating profit and mobile EBITDA in the 2005 financial year include our 50% share of Vodacom’s impairment of R268 million in respect of assets in Mozambique and a reversal of Vodacom’s impairment loss of R53 million in the
2006 financial year due to an increase in the fair value of the assets.
(2)
Our mobile EBITDA comprises our 50% share of Vodacom’s EBITDA, which represents mobile net profit before taxation, finance charges, investment income and depreciation, amortization and impairments. See footnote 4 in Item 3.
“Key Information–Selected Historical Consolidated Financial and Other Data of Vodacom” for a reconciliation of EBITDA of Vodacom to net profit. See footnote 2 in the table under “Operating and Financial Review and Prospects–Results of
Operations–Year ended March 31, 2006 compared to year ended March 31, 2005 and year ended March 31, 2004 –
Consolidated results” for a reconciliation of mobile EBITDA to operating profit. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Mobile operating revenue
Vodacom derives revenue from mobile services as well as other related or value added goods and services. Vodacom’s revenue is mainly in the form of airtime charges, primarily airtime payments from customers registered on Vodacom’s network; data products and services; interconnection revenue from other operators for the termination of calls on Vodacom’s network and national roaming revenue from Cell C; revenue from equipment sales, including sales of handsets and accessories; and
revenue from international services, including airtime charges for the use of Vodacom’s network through roaming of customers from other international networks and Vodacom customers who roam abroad.
The following table shows our 50% share of Vodacom’s revenue broken down by major revenue type and as a percentage of total operating revenue for our mobile segment and the percentage change by revenue type for the periods indicated.
Mobile operating revenue
Year ended March 31,
2004
2005
2006
% of
% of
% of
2005/2004 2006/2005
ZAR
revenue
ZAR
revenue
ZAR
revenue
% change % change
(in millions, except percentages)
Airtime 6,369 55.7 8,096 59.3 10,043 59.0 27.1 24.0
Data 520 4.6 670 4.9 1,019 6.0 28.8 52.1
Interconnection 2,892 25.3 2,962 21.7 3,348 19.7 2.4 13.0
Equipment sales 1,138 10.0 1,344 9.8 1,993 11.7 18.1 48.3
International airtime 330 2.9 444 3.3 486 2.9 34.5 9.5
Other sales and services 179 1.5 141 1.0 132 0.7 (21.2) (6.4)
Mobile operating revenue
11,428 100.0
13,657
100.0
17,021 100.0
19.5
24.6
The following table sets forth non-financial operational data of Vodacom for the periods indicated.
The amounts stated for customers and traffic minutes reflect 100% of Vodacom’s customers and traffic minutes.
Year ended March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
South Africa
Customers (thousands) (at period end)
(1)
9,725
12,838
19,162
32.0
49.3
Contract 1,420 1,872 2,362 31.8 26.2
Prepaid 8,282 10,941 16,770 32.1 53.3
Community services 23 25 30 8.7 20.0
Total inactive mobile customers (%)
(at period end)
(2)
n/a
7.9
8.7
n/a
10.1
Contract n/a 1.5 2.4 n/a 60.0
Prepaid n/a 9.0 9.6 n/a 6.7
Traffic minutes (millions of minutes)
(3)
12,172
14,218
17,066
16.8
20.0
Outgoing 7,647 9,231 11,354 20.7 23.0
Incoming (Interconnection) 4,525 4,987 5,712 10.2 14.5
Average MOU (minutes)
(4)
96
84
74
(12.5)
(11.9)
Contract 263 226 206 (14.1) (8.8)
Prepaid 56 52 49 (7.1) (5.8)
Community services 3,061 3,185 2,327 4.1 (26.9)
ARPU (ZAR)
(5)
177
163
139
(7.9)
(14.7)
Contract 634 624 572 (1.6) (8.3)
Prepaid 90 78 69 (13.3) (11.5)
Community services 2,155 2,321 1,796 7.7 (22.6)

Year ended March 31,
2005/2004
2006/2005
2004
2005
2006 % change % change
Churn (%)
(6)
36.6
27.1
17.7
(26.0)
(34.7)
Contract 10.1 9.1 10.0 (9.9) 9.9
Prepaid 41.3 30.3 18.8 (26.6) (38.0)
Other African countries
Customers (thousands) (at period end)
(1)
1,492
2,645
4,358
77.3
64.8
Lesotho 80 147 206 83.8 40.1
Tanzania 684 1,201 2,091 75.6 74.1
Democratic Republic of the Congo 670 1,032 1,571 54.0 52.2
Mozambique 58 265 490 356.9 84.9
ARPU
(5)
Lesotho (ZAR) 125 92 78 (26.4) (15.2)
Tanzania (ZAR) 128 81 67 (36.7) (17.3)
Democratic Republic of the Congo (ZAR) 150 98 86 (34.7) (12.2)
Mozambique (ZAR) 110 52 36 (52.7) (30.8)
Churn (%)
(6)
Lesotho 65.1 17.3 22.3 (73.4) 28.9
Tanzania 30.0 29.6 28.5 (1.3) (3.7)
Democratic Republic of Congo 20.2 23.1 28.1 14.4 21.6
Mozambique 0.3 11.3 32.2 n/a 185.0
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
Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 and 2004 financial years.
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
(6)
Churn is calculated by dividing the average monthly total number of disconnections during the period by the average monthly total reported customer base during the period. Vodacom’s contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. Prepaid customers in South Africa were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to
November and December 2002, for four months for periods from November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer’s paid active time window, or access period, expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers in South
Africa to align itself with European and industry standards. From December 2003, prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days.
For other African countries, each subsidiary has its own disconnection rule to disconnect inactive prepaid customers.
Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom
Tanzania, Vodacom DRC and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of 215 consecutive days. See “Item 4.“Information on the Company–Business Overview–Mobile communications” and “Information on the Company–History and development of the Company–Recent Developments–Vodacom’s change in South African definition of active customers”.

Vodacom’s operating revenue increased in the year ended March 31, 2006 as a result of strong customer growth and a continued improvement in market share as well as increased data revenues and equipment sales. Vodacom’s operating revenue increased in the year ended March 31, 2005 primarily due to strong customer growth and the inclusion of 100% of Vodacom Congo’s results.
Vodacom’s equipment sales increased in the 2006 and 2005 financial years primarily due to the growth of Vodacom’s customer base and the continued uptake of new handsets in South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies.
Our 50% share of Vodacom’s revenue from operations outside of South Africa increased to R1,486 million for the year ended March 31, 2006 from R1,137 million in the year ended
March 31, 2005 and R753 million in the year ended March 31, 2004. The increase in Vodacom’s operating revenue from other African countries in the 2006 financial year was primarily due to substantial increases in the number of customers in Vodacom’s operations in Tanzania and the
Democratic Republic of the Congo, partially offset by lower ARPU resulting from the higher volume of lower spending prepaid customers, and the strength of the Rand, which resulted in lower foreign currency denominated revenue. The increase in Vodacom’s operating revenue from other African countries in the 2005 financial year was primarily due to significant customer growth and the inclusion of 100% of Vodacom Congo’s results, partially offset by declining ARPU and Rand-based revenue due to the strengthening of the South African Rand against the U.S. Dollar and Tanzanian Shilling.
Revenue from Vodacom’s other African countries as a percentage of Vodacom’s total mobile operating revenue increased to 8.7% in the year ended March 31, 2006 from 8.3% in the year ended March 31,
2005 and 6.6% in the year ended March 31, 2004.
A large part of the growth in mobile services was due to the success of prepaid services.
Approximately 87.5% of Vodacom’s South African mobile customers were prepaid customers at March
31, 2006 and approximately 92.1% of all gross connections were prepaid customers in the 2006 financial year. Vodacom expects the number of prepaid mobile users to continue to grow at a greater rate than contract mobile users. The increasing number of prepaid users, who tend to have lower average usage, and the lower overall usage as the lower end of the market is penetrated have resulted in decreasing overall average revenue per customer. As a result, total South African ARPU decreased to R139 per month in the 2006 financial year from R163 per month in the 2005 financial year and R177 per month in the 2004 financial year. South African contract ARPU decreased to
R572 per month in the 2006 financial year from R624 per month in the 2005 financial year and
R634 per month in the 2004 financial year. South African prepaid ARPU decreased to R69 per month in the 2006 financial year from R78 per month in the 2005 financial year and R90 per month in the
2004 financial year. In the 2006 and 2005 financial years, contract and prepaid customer ARPU were also negatively impacted by the high growth in Vodacom’s hybrid contract product, Family Top Up, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts.
Service providers in South Africa generally subsidize handsets when a contract customer enters into a new contract or renews an existing contract depending on the airtime and tariff plan and type of handset purchased. Subsidized handset sales give customers an incentive to switch operators to obtain new handsets and have contributed to churn. Handsets for prepaid customers are not subsidized by Vodacom as these users have the freedom of switching operators and contribute to churn. Vodacom is more vulnerable to churn than other mobile communications providers in South
Africa since it has the largest number of customers in South Africa.
The cost to acquire contract customers in a highly developed market is high. Vodacom has therefore implemented upgrade and retention policies over the last few years and has strived to maintain a high level of incentives to service providers in order to reduce churn. Vodacom’s churn rate for contract customers in South Africa increased to 10.0% in the 2006 financial year from 9.1% in the
2005 financial year mainly due to the migration of payphone operators which are contract customers to community services. Vodacom’s churn rate for contract customers in South Africa was 10.1% in the

2004 financial year. Vodacom’s churn rate for prepaid customers in South Africa decreased to 18.8%
in the 2006 financial year from 30.3% in the 2005 financial year and 41.3% in the 2004 financial year.
The reduction in prepaid churn in South Africa in the 2006 financial year was primarily due to a combination of innovative products and services and loyalty initiatives. The decrease in prepaid churn in South Africa in the 2005 financial year was also a result of a change in business rules. Prepaid customers in South Africa were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to November and December 2002, for four months for periods from November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer’s paid active time window, or access period, expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers in
South Africa to align itself with European and industry standards. From December 2003, prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. For a discussion of Vodacom’s churn rate, see Item
4. “Information on the Company–Business Overview–Mobile communications–South
Africa–Customers.” Prepaid churn is adversely impeded by an increasingly competitive market, lower barriers to entry for prepaid customers in South Africa and the volatile nature of the prepaid customer base.
Airtime. Vodacom derives airtime revenue from connection and monthly rental fees and airtime usage fees paid by Vodacom’s contract customers for use of its mobile networks. Airtime revenue also includes fees paid by Vodacom’s prepaid phone customers for prepaid starter phone packages and airtime recharge vouchers utilized, which entitle customers to receive unlimited incoming calls for 365 days. Airtime revenue depends on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs.
Vodacom’s airtime revenue increased in the year ended March 31, 2006 primarily due to continued customer growth, partially offset by an overall continued decline in ARPU resulting from the effect of growth in lower spending prepaid customers. Vodacom’s airtime revenue increased in the year ended March 31, 2005 primarily due to customer growth and the inclusion of 100% of Vodacom
Congo’s results. As Vodacom’s primary market in South Africa continues to mature and Vodacom continues to connect more marginal customers in its South African operations, Vodacom expects that growth in airtime in South Africa will continue to slow. Total customers increased 51.9% and 38.0% in the years ended March 31, 2006 and 2005, respectively, primarily due to strong prepaid customer growth in South Africa and significant customer growth in Vodacom’s operations outside of South
Africa, particularly in Tanzania and the Democratic Republic of the Congo in the 2006 financial year.
New products, packages and services also had a role in Vodacom’s customer growth in the 2006 and
2005 financial years. For a discussion of Vodacom’s customers and traffic see Item 4. “Information on the Company–Business Overview–Mobile communications–South Africa–Customers” and Item 4.
“Information on the Company–Business Overview–Mobile communications–South Africa–Traffic.”
Data revenue. Vodacom derives data revenue from mobile data, including short messaging services, or SMSs, and multimedia messaging services, or MMSs, general packet radio services, or GPRS, and third generation services, or 3G. Vodacom’s mobile data revenue increased in the year ended March 31, 2006 primarily due to continued significant growth in SMS usage and, to a lesser extent, new data initiatives such as Vodafone Mobile Connect Cards, Vodafone live!, Mobile TV and
BlackBerry®. Vodacom’s mobile data revenue increased in the year ended March 31, 2005 primarily due to increased SMS usage.
Vodacom introduced SMS only roaming and a number of promotional offerings such as free MMS and SMS in the 2004 financial year. Vodacom’s SMS traffic increased to approximately
3.5 billion SMSs in the year ended March 31, 2006 from approximately 2.4 billion SMSs in the year ended March 31, 2005 and approximately 2.0 billion SMSs in the year ended March 31, 2004.
The number of MMS users increased to 867,119 as of March 31, 2006 from 328,974 as of

March 31, 2005 and 61,374 as of March 31, 2004 and the number of GPRS users increased to
1,386,329 as of March 31, 2006 from 579,581 as of March 31, 2005 and 100,128 as of
March 31, 2004. The number of 3G active handsets increased to 179,576 as of March 31, 2006 from
10,878 as of March 31, 2005 and the number of Vodafone Mobile Connect Cards increased to
37,798 as of March 31, 2006 from 5,101 as of March 31, 2005. As of March 31, 2006 Vodacom
had 351,427 Vodafone live! and 12,903 Unique Mobile TV users on its network.
Interconnection. Vodacom generates interconnection revenue when a call originating from our fixed-line network or one of the other mobile operators’ networks terminates on Vodacom’s network.
Interconnection revenue also includes revenue from Cell C for national roaming services. Vodacom does not have a roaming agreement with MTN. Vodacom generates national roaming revenue when its mobile network carries a call made from a Cell C customer. Interconnection revenue depends on the volume of traffic terminating on Vodacom’s network, the interconnection termination rates payable by ourselves and the other mobile operators to Vodacom and national roaming rates.
Vodacom’s interconnection revenue increased in the years ended March 31, 2006 and March 31,
2005 primarily due to an increase in the number of calls terminating on Vodacom’s network as a result of the increased number of Vodacom’s customers and South African mobile users generally. The growth in the 2006 financial year was also attributable to the growth in the substitution of fixed-line calls by mobile calls and incoming traffic resulting from an overall increase in the customer base of other mobile operators and the resultant increase in national roaming revenue from Cell C. Adding to the growth in interconnection revenue in the 2005 financial year was an overall increase in Cell C’s customer base and the resultant increase in national roaming revenue as well as increased interconnection revenue from Vodacom’s other African operations. The increases were partially offset by a reduced number of fixed-line calls from Telkom’s network terminating on Vodacom’s network.
Interconnection revenue in our mobile segment included R1,409 million, R1,364 million and
R1,367 million in the years ended March 31, 2006, 2005 and 2004, respectively, for calls received from our fixed-line business, which were eliminated from the Telkom Group’s revenue on consolidation.
Equipment sales. Vodacom generates revenue from equipment sales primarily from the sale of mobile phones and accessories. Vodacom purchases handsets for itself and for external service providers in bulk at purchase discounts in order to lower the cost of handset subsidization for contract customers. Equipment sales revenue fluctuates based on whether external providers and Vodacom’s other African operators source equipment from Vodacom in South Africa or purchase equipment from third party suppliers.
Vodacom’s equipment sales increased in the 2006 and 2005 financial years primarily due to the growth of Vodacom’s customer base and the continued uptake of new handsets in South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies such as 3G enabled phones, camera phones and color screens. Sales of the
Vodafone live! handset increased significantly to 510,283 handsets in the 2006 financial year.
International airtime. International airtime revenues are predominantly from international calls by
Vodacom customers, roaming revenue from Vodacom’s customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s networks. International airtime increased 9.5% to R486 million in the year ended March 31, 2006 primarily as a result of an increase in customers resulting in increased traffic, marginally offset by lower international tariffs due to country rezoning. International airtime increased 34.5% to R444 million in the year ended
March 31, 2005 from R330 million in the year ended March 31, 2004 primarily as a result of increases in international airtime from Vodacom Congo and Vodacom South Africa, as well as an increase in roaming partners. The increase in South African international airtime was offset in part by the strengthening of the Rand against the trade-weighted basket of international currencies in the

2005 financial year.
Other. Other revenue includes, among other things, revenue from non-core operations.
Vodacom’s other sales and services revenue decreased 6.4% to R132 million in the 2006 financial year primarily due to lower breakage income as a result of a reduction in the occurrence of unactivated starter packs which do not contain an expiration date and lower repair income, partially offset by higher revenue at Cointel. Vodacom’s other sales and services revenue decreased 21.2% to
R141 million in the 2005 financial year from R179 million in the 2004 financial year primarily as a result of the reallocation of value-added services revenue, which was previously included under other sales and services, to airtime connection and access. The decrease in the 2005 financial year was offset marginally by other sales and services revenue received in Smartcom.
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
Mobile operating expenses
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
RESTATED RESTATED
(in millions, except percentages)
Employee expense 666 826 1,019 24.0 23.4
Payments to other network operators 1,495 1,826 2,317 22.1 26.9
Selling, general and administrative expenses 5,076 5,891 7,328 16.1 24.4
Services rendered 65 45 65 (30.8) 44.4
Operating leases 272 307 435 12.9 41.7
Depreciation, amortization and impairments 1,265 1,556 1,472 23.0 (5.4)
Mobile operating expenses
8,839
10,451
12,636
18.2
20.9
Mobile operating expenses increased in the 2006 financial year primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom’s South
African and African operations and increased competition and as a result of increased cost of equipment for increased handset sales and maintenance of the GSM infrastructure and billing systems, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, higher employee costs as a result of increased headcount, average 6% annual salary increases, the inclusion of a provision for long-term incentives for executives and an increase in the provision for bonus schemes due to increased profits, increased operating leases and increased services rendered, partially offset by decreased depreciation, amortization and impairments. Mobile operating expenses increased in the
2005 financial year primarily due to increased selling, general and administrative expenses as a result of an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expenses to support the launch of 3G, growth in Vodacom’s South African and other
African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, increased depreciation, amortization and impairments and higher staff costs associated with increased headcount, salaries and employee deferred bonus incentive accrued to support the growth in operations. In addition, operating leases increased in the 2005 financial year while services rendered decreased in the 2005 financial year.
Employee expenses. Employee expenses consist mainly of salaries and wages of employees as well as contributions to employee pension, medical aid funds and benefits and the deferred bonus incentive scheme.
Vodacom’s employee expenses increased in the year ended March 31, 2006 primarily as a result of a 9.3% increase in the number of employees to support the growth in operations, 6% annual salary increases, the inclusion of a provision for long-term incentives for executives and an increase in the provision for bonus schemes due to increased profits. Vodacom’s employee expenses increased in the year ended March 31, 2005 primarily as a result of an 8.3% increase in the number of employees to support the growth in operations, an 8.0% average annual group-wide salary increase and higher deferred bonus incentive accrual associated with Vodacom’s increased net profit.
Total headcount in Vodacom’s South African operations increased 9.8% to 4,305 employees as of
March 31, 2006 and 1.8% to 3,919 employees as of March 31, 2005 from 3,848 employees as of
March 31, 2004. Total headcount in Vodacom’s other African countries increased 7.4% to
1,154 employees as of March 31, 2006 and 41.1% to 1,074 employees as of March 31, 2005 from 761 employees as of March 31, 2004. Total headcount excludes outsourced employees.
Employees seconded to other African countries are included in the number of employees of other
African countries and excluded from Vodacom South Africa’s number of employees.
Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 38.9% to 4,308 customers per employee as of March 31, 2006 and 27.4% to
3,101 customers per employee as of March 31, 2005 from 2,434 customers per employee as of
March 31, 2004.
Payments to other network operators. Payments to other network operators consist mainly of interconnection payments made by Vodacom’s South African and other African operations for terminating calls on other operators’ networks. Vodacom’s payments to other network operators increased significantly in the years ended March 31, 2006 and 2005 as a result of increased outgoing traffic in line with increased customer growth and the increasing percentage of outgoing traffic terminating on the other mobile networks rather than Telkom’s fixed-line network as the cost of terminating calls on other mobile networks is higher than calls terminating on Telkom’s fixed-line network. As the mobile communications market continues to grow in South Africa, Vodacom expects that interconnection charges will continue to increase and adversely impact Vodacom’s profit margins.
Payments to other network operators in our mobile segment included R232 million, R233 million and R209 million in the years ended March 31, 2006, 2005 and 2004, respectively, for interconnection fees paid to our fixed-line segment, which were eliminated from the Telkom Group’s operating expenses on consolidation.
Selling, general and administrative expenses. Selling, general and administrative expenses include customer acquisition and retention costs, packaging, distribution, marketing, regulatory license fees, bad debts and various other general administrative expenses, including accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.

The following table sets forth information related to our 50% share of Vodacom’s selling, general and administrative expenses for the periods indicated.
Mobile selling, general and administrative expenses
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
RESTATED RESTATED
(in millions, except percentages)
Selling, distribution and other 4,426 5,140 6,416 16.1 24.8
Marketing 351 384 488 9.4 27.1
Regulatory and license fees 275 335 406 21.8 21.2
Bad debts 24 32 18 33.3 (43.8)
Selling, general and administrative expenses
5,076
5,891
7,328
16.1
24.4
Vodacom’s selling, general and administrative expenses increased in the years ended
March 31, 2006 and 2005 primarily due to an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expenses to support the launch and expansion of 3G, growth in Vodacom’s South African and African operations and increased competition.
Selling, distribution and other expenses include cost of goods sold, commissions, customer acquisition and retention expenses, distribution expenses and insurance. The increase in selling, distribution and other expenses in the 2006 and 2005 financial years was primarily due to an increase in customer connections, competition and revenue. The increase in the 2006 financial year was also due to the increased cost of equipment as a result of increased handset sales and maintenance of the
GSM infrastructure and billing systems as well as due to the full year inclusion of the Vodafone global alliance fee. The increase in the 2005 financial year was also due to the inclusion of 100% of
Vodacom Congo and the full year inclusion of Vodacom Mozambique and Smartphone.
The increase in marketing expenses in the 2006 financial year was mainly due to promoting new technologies, including 3G and Vodafone live!, and further promoting the Vodacom brand in all operations. The increase in marketing expenses in the 2005 financial year was mainly due to the marketing expense incurred with respect to the Vodafone alliance, the launch of Vodacom’s
3G network, BlackBerry® and Vodafone live! and continued marketing of Vodacom Mozambique. The increases in regulatory and license fees during the reporting periods were directly related to the increase in operating revenues and corresponding payments under Vodacom’s existing licenses.
Services rendered. Services rendered include consultancy services for technical, administrative and managerial services, audit fees, legal fees and communication and information technology costs.
Services rendered increased in the year ended March 31, 2006 primarily due to higher consultancy costs relating to facility management and special projects as well as higher audit costs resulting from scope changes. Services rendered decreased in the year ended March 31, 2005 primarily due to the cost associated with the Nigeria investment in the 2004 financial year.
Operating leases. Operating leases include payments in respect of rentals of GSM transmission lines as well as office accommodation, office equipment and motor vehicles. The increase in
Vodacom’s operating leases in the years ended March 31, 2006 and 2005 was primarily due to an increase in the lease of transmission lines. Operating leases in our mobile segment included
R423 million, R281 million and R233 million in the years ended March 31, 2006, 2005 and 2004, respectively, for operating lease payments to our fixed-line segment, which were eliminated from the Telkom Group’s operating expenses on consolidation.

Depreciation, amortization and impairments. The decrease in Vodacom’s depreciation, amortization and impairments in the year ended March 31, 2006 was primarily due to lower depreciation and amortization, resulting from the change in the useful lives of certain assets and a reversal of a portion of the prior year impairment of Vodacom Mozambique’s assets resulting from an increase in the fair value, partially offset by higher depreciation as a result of the network and
3G roll-out. The significant increase in Vodacom’s depreciation, amortization and impairments in the
2005 financial year was primarily due to the R268 million impairment of Vodacom Mozambique’s assets in terms of IAS36, increased expenditure on infrastructure resulting from the introduction of
3G and the amortization of intangible assets in Smartphone. Additionally, because of the strengthening of the Rand against the U.S. dollar in the years ended March 31, 2006 and 2005, depreciation on foreign denominated capital expenditure in Vodacom’s other African operations have been translated at a lower exchange rate than in the past, which resulted in a relatively lower depreciation charge in Vodacom’s other African operations. Amortization of intangibles was lower in the year ended March 31, 2006 due to some of the customer bases being fully amortized in the previous year. Amortization of intangibles doubled in the year ended March 31, 2005 due to the reclassification of software, that does not form an integral part of hardware, from property, plant and equipment to intangible assets, in accordance with IAS38 following the adoption of the revised IAS16.
LIQUIDITY AND CAPITAL RESOURCES
Group Liquidity and Capital Resources
Cash flows
The following table shows information regarding our consolidated cash flows for the periods indicated.
Year ended March 31,
2004
2005
2006
2005/2004
2006/2005
ZAR
ZAR
ZAR
% change
% change
RESTATED RESTATED
(in millions, except percentages)
Cash flows from operating activities 13,884 15,711 9,506 13.2 (39.5)
Cash flows used in investing activities (5,423) (6,306) (7,286) 16.3 15.5
Cash flows used in financing activities (6,481) (9,897) (258) 52.7 (97.4)
Net increase/(decrease) in cash and cash
equivalents
1,980
(492)
1,962
(124.8)
498.8
Effect of foreign exchange rate differences (21) (3) (8) (85.7) 166.7
Net cash and cash equivalents at the beginning
of the year
837 2,796 2,301 234.1 (17.7)
Net cash and cash equivalents at the end
of the year
2,796
2,301
4,255
(17.7)
84.9
Cash flows from operating activities
Our primary sources of liquidity are cash flows from operating activities and borrowings.
We intend to fund our expenses, indebtedness and working capital requirements from cash generated from our operations and from capital raised in the markets. The decrease in cash flows from operating activities in the 2006 financial year was primarily due to the substantially higher dividends and taxation paid, as well as increased cash paid to suppliers, partially offset by higher cash receipts from customers. The increase in cash flows from operating activities in the 2005 financial year was primarily due to higher cash receipts from customers and lower finance charges, offset in part by higher taxation, increased cash paid to suppliers and dividends paid.

Cash flows used in investing activities
Cash flows used in investing activities relate primarily to investments in our fixed-line network and our 50% share of Vodacom’s investments in its mobile networks in South Africa and other African countries. The increase in cash flows used in investing activities in the 2006 and 2005 financial year was primarily due to higher capital expenditure in our fixed-line and mobile segments, partially offset by increased proceeds on disposal of property, plant and equipment and intangible assets and investments in the 2006 financial year.
Cash flows used in financing activities
Cash flows from financing activities are primarily a function of borrowing activities. In the 2006 financial year, loans and finance lease repaid and shares repurchased and cancelled exceeded loans raised and the decrease in financial assets by R258 million. On April 11, 2005, we repaid
Euro 500 million of our 7.125% unsecured Euro bond that was issued on April 12, 2000 by issuing commercial paper bills ranging in maturities from one month to one year, with yields of between
7.00% and 7.51% and by issuing a further R600 million 10.5% unsecured local bond (TL06) due
October 31, 2006 at a yield to maturity of 8.18%. In addition, we repaid a net of R2,720 million of commercial paper bills and utilized R1,502 million for the share buy-back. Cash inflows from maturing financial assets amounted to R4,544 million in the 2006 financial year.
In the 2005 financial year, loans and finance lease repaid, the increase in financial assets and the purchase of treasury shares, exceeded loans raised by R9,897 million. We repaid a
R2,299 million 13% unsecured local bond due May 31, 2004 and a net of R1,445 million of commercial paper bills and utilized R1,710 million for the repurchase of Telkom shares. We further increased our interest-bearing investments by R4,303 million by placing excess cash in short-term repurchase agreements. Vodacom entered into a US$ 180 million, medium term loan for Vodacom
Congo to replace Vodacom Group’s share of extended credit facilities relating to Vodacom Congo of
US$16.3 million and Euro 38.8 million, which were repaid during the year. Telkom’s 50% share of the
Vodacom debt is included in Telkom’s consolidated financial statements.
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
Working capital
We had negative consolidated working capital of R3.0 billion as of March 31, 2006 compared to negative consolidated working capital of R2.3 billion as of March 31, 2005 and R3.2 billion as of
March 31, 2004. Negative working capital arises when current liabilities are greater than current assets. The increased negative working capital in the 2006 financial year resulted primarily from maturing short term repurchase agreements, the proceeds of which were used in part for the payment of increased ordinary dividends, the payment of a special dividend and the payment of increased taxation. The decrease in negative working capital in the 2005 financial year was primarily due to increased cash generated from operations. In the 2005 financial year, we increased our interest-
bearing investments to facilitate the payment of dividends and taxes payable in the 2006 financial year. Telkom is of the opinion that the Telkom Group’s cash flows from operations, together with proceeds from liquidity available under credit facilities and in the capital markets, will be sufficient to meet the Telkom Group’s present working capital requirements for the twelve months following the date of this annual report. We intend to fund current liabilities through a combination of operating cash flows, new borrowings and borrowings available under existing credit facilities. We had
R9.5 billion available under existing credit facilities as of March 31, 2006.
See Item 3. “Key Information–Risk Factors–Risks Related to Our Business–We have negative working capital, which may impair our operating and financial flexibility and require us to defer capital expenditures and we may not be able to pay dividends and our operations and financial condition could be adversely affected.”
Capital expenditures and investments
The following table shows the Telkom Group’s investments in property, plant and equipment excluding intangibles, including our 50% share of Vodacom’s investments, for the periods indicated.
Year ended March 31,
2004
2005
2006
ZAR
ZAR
ZAR
(in millions)
Group capital expenditure
Fixed-line
3,862
4,104
4,935
Base expansion and core network 1,632 1,902 2,534
Network evolution 668 729 926
Efficiencies and improvements 1,201 1,177 1,080
Company support and other 361 296 395
Mobile
1,506
1,747
2,571
Total investment in property, plant and equipment and
intangibles
5,368
5,851
7,506
Our capital expenditure of approximately R4.9 billion ($802 million) on fixed-line capital expenditure in the year ended March 31, 2006, was lower than the budgeted fixed-line capital expenditure for the 2006 financial year of R5.0 billion largely due to unplanned delays and a more favorable exchange rate. The 20.2% increase in fixed-line capital expenditure in the 2006 financial year was primarily due to higher expenditure for access line deployment in selected high growth residential areas, technologies to support the continued growth in our data services business and the ongoing rehabilitation of our access network and increasing the efficiencies and redundancies in our transport network in line with our planned migration to an internet protocol next generation network.
The 47.2% increase in mobile capital expenditure in the 2006 financial year reflects the increased investment in South Africa in network infrastructure due primarily to the increased customer base and higher traffic and to further support 3G technologies.
Historically, our fixed line capital expenditures were aimed primarily at modernizing our network and rolling out lines in order to comply with our license obligations and prepare for competition.
As we seek to implement our current strategy in the face of a significantly more competitive environment due to the entry of SNO-T and the further liberalization of the South African communications market as a result of the enactment of the Electronic Communications Act, we expect to shift our capital expenditure focus as we seek to evolve our fixed-line network to an internet protocol-based next generation network and increase investment in our employees. As a result, we expect that our fixed-line capital expenditures in the 2007 financial year will be spent primarily in the following areas:

• Maintenance of current service levels and growth;
• Improvements to current networks;
• Enhancing customer centricity;
• Next generation network; and
• Regulatory and legal to comply with regulatory obligations.
See “–Principal factors that affect our Results of Operations–Capital Expenditures.”
Our consolidated capital expenditures in property, plant and equipment for the 2007 financial year is budgeted to be approximately R10.3 billion, of which approximately R6.5 billion is budgeted to be spent in our fixed-line segment and approximately R3.8 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom’s budgeted capital expenditure of approximately
R7.6 billion. Our capital expenditures are continuously examined and evaluated against the perceived economic benefit and may be revised in light of changing business conditions, regulatory requirements, investment opportunities and other business factors. See “Liquidity and Capital
Resources–Capital Expenditures.”
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
Contingent liabilities
On May 7, 2002, the South African Value Added Network Services Association, an association of value added network service providers, or VANS providers, filed complaints against Telkom at the
Competition Commission of the Republic of South Africa under the South African Competition Act,
89 of 1998, alleging, among other things, that Telkom was abusing its dominant position in contravention of the Competition Act, 89 of 1998, and that it was engaged in price discrimination.
The Competition Commission found, among other things, that several aspects of Telkom’s conduct prima facie contravened the Competition Act, 89 of 1998, and referred certain of the complaints to the
Competition Tribunal for adjudication. The complaints deal with Telkom’s alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidized competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers. Telkom has brought an application in the South African High
Court challenging the Competition Tribunal’s jurisdiction to adjudicate this matter. The Competition
Commission has opposed the application. These matters and the amount of Telkom’s liability are not expected to be finalized within the next financial year. If these complaints are upheld, however, Telkom could be required to cease these practices and fined an amount of up to 10% of Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, or be ordered to divest itself of the relevant business. Telkom is currently unable to predict the amount that it may eventually be required to pay. If Telkom is required to cease these practices, divest itself of the relevant business or pay significant fines, Telkom’s business and financial condition could be materially adversely affected and its revenue and net profit could decline.

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
The appeal is set down for hearing from October 30, 2006 to November 3, 2006. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal. Following the dismissal of the appeal,
Telcordia filed a similar petition in United States District Court of New Jersey. The United States
District Court of New Jersey also dismissed Telcordia’s petition, reaffirming the decision of the
United States District Court of Columbia. Telcordia has since appealed this dismissal. Telkom is currently unable to predict when the dispute will be resolved or the amount that it may eventually be required to pay Telcordia, if any, and has reversed all of its provisions for estimated liabilities, including interest and legal fees. As a result, as of March 31, 2006, Telkom had no provision for this claim. If
Telcordia recovers substantial damages from Telkom, Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause its indebtedness to increase and its net profit to decline.
In December 2005, the Internet Service Providers Association, or ISPA, an association of internet service providers, or ISPs, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. A maximum administrative penalty of up to
10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that
Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended).
The complaints deal with the cost of access to SAIX, the prices offered by TelkomInternet, the alleged delay in provision of facilities to ISPs and the alleged favorable installation timelines offered to
TelkomInternet customers. The Competition Commission has formally requested Telkom to provided it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. These matters and the amount of Telkom’s liability are not expected to be finalized within the next financial year. Telkom is currently unable to predict the amount that it may eventually be required to pay. If Telkom is required to cease these practices, divest itself of the relevant business or pay significant fines, Telkom’s business and financial condition could be materially adversely affected and its revenue and net profit could decline.
See Item 3. “Key Information–Risk Factors–Risks Related to Regulatory and Legal Matters–We
are parties to a number of legal and arbitration proceedings, including complaints before the South
African Competition Commission. If we lose these legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition” and Item 8. “Financial Information–
Consolidated Financial Statements and Other Financial Information–Legal Proceedings.” See also note 36 to the notes to the audited consolidated financial statements of the Telkom Group and note 35 to the notes to the audited consolidated financial statements of Vodacom included herein for additional information related to contingent liabilities of the Telkom Group and Vodacom, respectively.

Employee benefit special purpose entity
We had liabilities of R2,607 million, R2,430 million and R2,420 million in the years ended
March 31, 2006, 2005 and 2004, respectively, in respect of post retirement medical aid obligations for current and retired employees. We set up a special purpose entity in the 2002 financial year for the purpose of funding these post retirement medical benefit obligations. This special purpose entity is purely used as a financing tool as we still retain our obligation to provide post retirement medical aid benefits to retired employees. As a result, it does not meet the definition of a plan asset in terms of
IAS19 – Employee Benefits. Our interest in the special purpose entity is by way of equity, and this entity is fully consolidated in the Telkom Group’s financial statements. The cumulative value of the funds in this special purpose entity was R2,819 million, R2,208 million and R1,370 million as of
March 31, 2006, 2005 and 2004, respectively.
Subsequent to March 31, 2006, an addendum to the annuity policy contract was signed, which transferred a part of the post-retirement medical liability to an annuity fund. This will change the presentation of the liability and asset as the annuity policy will meet the definition of a plan asset in terms of IAS19, which requires that the liability be reduced by the fair value of the plan asset. The effect of this on the annual financial statements is expected to be a reduction in investments as well as liabilities. The amount of the reduction would have been approximately R1,731 million as of March 31,
2006 had this arrangement been in place as of that date.
Off-balance sheet transactions
We did not have any off-balance sheet transactions during the year ended March 31, 2006.
Contractual obligations
The following table sets forth the Telkom Group’s contractual obligations as of March 31, 2006:
Payments due by period
Less than
1-3
3-5
More than
Total
1 year
years
years
5 years
(In ZAR millions)
Long-Term Debt Obligations 12,414 3,426 4,581 1,793 2,614
Capital(Finance) Lease Obligations 1,272 45 180 141 906
Operating Leases
Buildings 890 240 395 245 10
Rental receivable on buildings (180) (56) (76) (46) (2)
Transmission and data lines 131 28 57 45 1
Vehicles 996 498 498 –
Equipment 35 20 15 – –
Sport and marketing contracts 567 149 253 165 –
Forward Exchange Contracts
– To buy
2,761 2,761 – – –
– To sell (1,342) (1,067) (275) – –
Other Long-Term Liabilities
Reflected on the Company’s Balance Sheet
under IFRS
19,848 656 1,438 1,629 16,125
Total
37,392
6,700
7,066
3,972
19,654

Telkom has renewed its full maintenance lease agreement for its vehicles with Debis Fleet
Management (Pty) Limited, a company incorporated in South Africa, as of April 1, 2005.
The original master lease agreement was for a period of five years and expired on March 31, 2005.
The agreement has been extended for a further period of 3 years until March 31, 2008.
Funding sources
To date, we have financed our operations primarily from cash flows from operations and by borrowings in the South African and international capital markets. Access to international capital markets and its associated cost of funding depends in part on our credit ratings. We maintain an active dialog with the principal credit rating agencies who review our ratings periodically. Standard &
Poor’s International Ratings, LLC, a division of McGraw-Hill Companies Inc. has rated our foreign debt
BBB, and Moody’s Investors Services Inc., has rated our foreign currency long term issuer rating
Baa1 as of March 31, 2006. Moody’s Investors Service has increased our foreign currency long term issuer rating to A3 on May 24, 2006. We have not solicited a rating on our local Rand denominated debt due to our long standing relationships with Rand denominated investors. As of March 31, 2006,
92.3% of our debt was local debt, compared to 66.4% as of March 31, 2005 and 73.4% as of
March 31, 2004. Our Rand denominated debt bears interest at rates ranging from 10 basis points to
60 basis points above treasuries and the effective interest rate for the year ended March 31, 2006 was 13.9%. Fixed rate debt represented approximately 92.0% of our total consolidated debt as of
March 31, 2006.
The following table sets forth our consolidated indebtedness, including finance leases as of
March 31, 2006.
Interest
Outstanding
Nominal amount
Maturing
payment
Interest
as of March
outstanding as of
Year ended March 31,
After
dates
rate (%)
31, 2006
March 31, 2006
2007
2008
2009
2010
2011
2011
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
(in millions)
TELKOM
Bonds
10% statutorily guaranteed
March
local bond due not later 31,
than March 31, 2008 September
(TK01)
(1) (2) (3)
30, 10 4,230 4,689 108 4,581 – – – –
10.5% unsecured local April 30, 10.5 2,103 2,100 2,100 – – – – –
bond due October 31, October 31
2006 (TL06)
(1) (4)
6% unsecured local February 6 1,214 2,500 – – – – – 2,500
bond due February 24 22,
2020 (TL20) (5)
Zero coupon unsecured loan
stock due September 30,
2010 (PP02)
(6)
– – 230 430 – – – – 430 –
Zero coupon unsecured
loan stock due June 15,
2010 (PP03)
(7)
– – 730 1,350 – – – – 1,350 –
Finance leases
n/a 11.3 – 37.72 867 867 5 10 16 1 11 824
Repurchase agreements
n/a
–
–
–
–
–
–
–
–
–
Commercial paper
–
–
429
430
430
–
–
–
–
–
Zero coupon unsecured
commercial paper bills
with a maturity not later
than April 11, 2006. The
average discount rate on
these commercial paper
bills is 7.0% per annum.

Interest
Outstanding
Nominal amount
Maturing
payment
Interest
as of March
outstanding as of
Year ended March 31,
After
dates
rate (%)
31, 2006
March 31, 2006
2007
2008
2009
2010
2011
2011
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
(in millions)
Bank facilities
R600 million unsecured
overdraft facility with To be
ABSA Bank Limited, mutually Not Not
repayable on demand – agreed utilized utilized – – – – – –
R4 billion unsecured
overdraft facility with
The Standard Bank of
To be
South Africa Limited, mutually Not Not
repayable on demand – agreed utilized utilized – – – – – –
R500 million unsecured
overdraft facility with To be
FirstRand Bank Limited, mutually Not Not
repayable on demand – agreed utilized utilized – – – – – –
R150 million unsecured
overdraft facility with
Commerzbank AG,
Prime Not Not
repayable on demand – Rate utilized utilized – – – – – –
$35 million unsecured short-
term loan facility with
Calyon Corporate and
To be
Investment bank, various mutually Not Not
repayment dates – agreed utilized utilized – – – – – –
R500 million unsecured
overnight revolving credit
facility with HSBC Bank plc
and R500 million unsecured
To be
short-term facility with mutually Not Not
HSBC Bank plc – agreed utilized utilized – – – – – –
R62.75 million unsecured To be
short-term facility with mutually Not Not
Standard Chartered Bank – agreed utilized utilized – – – – – –
Various bank loans
(3)
– Various 85 85 3 – 12 70
Bank overdraft and other
short-term debt
– – – – – – – – –
Total Telkom
–
9,888
12,451
2,646
4,591
16
1
1,803
3,394
VODACOM
(8)
$8.4 million shareholders
Loan with Planetel
Communications Limited
(9)
– LIBOR+5% 21 21 – – – – 21
$10 million shareholders
loan with Caspian
Construction Company
(9)
– LIBOR+5% 25 25 – – – – 25
$15.6 million/Euro 7.8 and
TSH 5,703.8 million project
finance for Vodacom
Tanzania Limited
– 6–14.5% 92 92 92 – – – – –
$180 million medium-term
loan to Vodacom
International Limited
–
LIBOR+0.6%
557 557 557 – – – – –
$37.0 million preference
shares by Vodacom Congo
(R.D.C) s.p.r.l.
(10)
– 4% 114 114 114 – – – – –
Various finance leases
(11)
– 12.1–16.9% 405 405 41 58 96 49 81 80
Various other short-term loans – Various 21 21 21 – – – – –
Bank overdrafts and other
short-term debt – – 693 693 693 – – – – –
Total Vodacom
(8)
–
–
1,928
1,928
1,518
58
96
49
81
126
TOTAL
–
–
11,816
14,379
4,164
4,649
112
50
1,884
3,520
(1) Listed on the Bond Exchange of South Africa.
(2)
Open ended bond issue, and number of bonds issued varies from time to time. As of March 31, 2006, R4,689 million of these bonds were in issue.
(3)
R4,315 million of Telkom’s indebtedness outstanding as of March 31, 2006 was guaranteed by the Government of the
Republic of South Africa.
(4)
1,500 of these bonds were issued on October 31, 2001 at a yield to maturity of 10.87%, and a further 600 of these bonds were issued on April 11, 2005 at a yield to maturity of 8.18%.

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
(8) Represents Telkom’s 50% share of Vodacom’s indebtedness.
(9) Repayable on approval of at least 60% of the shareholders of Vodacom Tanzania Limited.
(10) The preference shares are redeemable, but only after the first three years from date of issuance, and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.
(11) Secured by land and buildings.
We expect to repay the indebtedness and other obligations in the above table with cash flows from operations, new capital raised in the markets and/or existing or new credit facilities. Telkom’s special purpose entity established to fund post retirement medical benefits obligations indirectly held
R45 million in nominal value of Telkom’s 10.5% unsecured local bond due October 31, 2006 (TL06)
and 312,559 of Telkom’s ordinary shares as of March 31, 2006.
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
The above ratios are calculated semi-annually based on accounting policies in use at the time the indebtedness was incurred. Because the above ratios are calculated based on accounting policies in use at the time the indebtedness was incurred, EBITDA for purposes of the ratios is not calculated in the same manner as it is calculated elsewhere in this document. The covenants will be effective for so long as the initial subscriber holds at least 70% in nominal value of the bonds. We were in compliance with the above ratios during the year ended March 31, 2006.
All debt incurred by Telkom prior to 1991 is guaranteed by the Government of the Republic of
South Africa pursuant to Section 35 of the South African Exchequer Act, 66 of 1975. The Government
of the Republic of South Africa does not guarantee debt incurred thereafter or Vodacom’s debt. As of
March 31, 2006, R4.3 billion of our total debt of R11 billion was guaranteed by the Government of the
Republic of South Africa.
No loans have been furnished by Telkom or any of its subsidiaries for the benefit of any director or any member of our senior management team as of March 31, 2006.
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

Critical accounting policies and estimates
The consolidated financial statements of the Telkom Group and of Vodacom have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. The significant differences between IFRS and US GAAP and the effects on net income and shareholders’ equity, relating to the consolidated financial statements of the Telkom Group are described in note 44 to the Telkom Group’s consolidated financial statements included elsewhere in this annual report. The description of the differences and the effects on net income and shareholders’ equity of Vodacom are included in note 45 of Vodacom’s consolidated financial statements included elsewhere in this annual report.
As further discussed in those financial statements, the most significant differences between IFRS and
US GAAP relating to the Telkom Group’s consolidated financial statements include revenue recognition, sale and leaseback transactions, derivative financial instruments, goodwill and deferred income taxes and for Vodacom they include derivative financial instruments, goodwill, joint venture accounting, deferred bonus incentive schemes, property, plant and equipment and deferred income taxes.
The presentation of the results of operations, financial position and cash flows in the financial statements of the Telkom Group is dependent upon and sensitive to the accounting policies, assumptions and estimates that are used as a basis for the preparation of these financial statements. Management has made certain judgments in the process of applying the Telkom Group’s accounting policies.
The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions that the Telkom Group may undertake in the future, actual results ultimately may differ from those estimates.
Property, plant and equipment and intangible assets
The useful lives of assets are based on management’s estimation. Management considers the impact of changes in technology, customer service requirements, availability of capital funding and required return on assets and equity to determine the optimum useful life expectation for each of the individual items of property, plant and equipment. Due to the rapid technological advancement in the telecommunications industry, the estimation of useful lives could differ significantly on an annual basis.
The impact of the change in the expected useful life of property, plant and equipment is described more fully in note 5.6 of the consolidated financial statements of the Telkom Group.
The estimation of residual values of assets is also based on management’s judgment that the assets will be sold and what their condition will be at that time.
For assets that incorporate both a tangible and intangible portion, management uses judgment to assess which element is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.
Determination of impairments of property, plant and equipment, and intangible assets
Management is required to make judgments concerning the cause, timing and amount of impairment. In the identification of impairment indicators, management considers the impact of changes in current competitive conditions, cost of capital, availability of funding, technological obsolescence, discontinuance of services and other circumstances that could indicate that an impairment exists. The Telkom Group applies an impairment assessment to its separate cash generating units. This requires management to make significant judgments concerning the existence of impairment indicators, identification of separate cash generating units, remaining useful lives of assets and estimates of projected cash flows and fair value less costs to sell. Management judgment is also required when assessing whether a previously recognized impairment loss should be reversed.

Where impairment indicators exist, the determination of the recoverable amount of a cash generating unit requires management to make assumptions to determine the fair value less costs to sell and value in use. Key assumptions on which management has based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use include projected revenues, gross margins, average revenue per unit, earnings multiples, capital expenditure, expected customer bases and market share. The judgments, assumptions and methodologies used can have a material impact on the fair value and ultimately the amount of any impairment.
Financial assets
At each balance sheet date management assesses whether there are indicators of impairment of financial assets, including equity investments. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management judgment is required when determining the expected future cash flows. To determine whether impairment is prolonged, management relies heavily on an assessment regarding the future prospects of the investee. In measuring impairments, quoted market prices are used, if available, or projected business plan information from the investee for those financial assets not carried at fair value.
Impairment of receivables
An impairment is raised for estimated losses on trade receivables that are deemed to contain a collection risk. The impairment is based on an assessment of the extent to which customers have defaulted on payments already due and an assessment of their ability to make payments based on credit worthiness and historical write-off experience. Should the financial condition of our customers change, actual write offs could differ significantly from the impairment.
Taxation
Management judgment is exercised when determining the probability of future taxable profits which will determine whether deferred tax assets should be recognized or derecognized.
The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, taking into account any legal restrictions on the length and nature of the taxation asset. When deciding whether to recognize unutilized taxation credits, management needs to determine the extent that future payments are likely to be available for set-off. In the event that the assessment of future payments and future utilization changes, the change in the recognized deferred taxation must be recognized in profit or loss.
The tax rules and regulations in South Africa as well as the other African countries within which the Telkom Group operates are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects South African tax laws to further develop through changes in South Africa’s existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases.
The growth of the Telkom Group, following its geographical expansion into other African countries over the past few years, has made the estimation and judgment more challenging. The resolution of taxation issues is not always within the control of the Telkom Group and it is often dependant on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Telkom Group operates. Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the income statement and taxation payments. The Telkom Group entities are subject to evaluation, by the relevant tax authorities, of their direct and indirect tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules. These disputes may not necessarily be resolved in a manner that is favorable for the Telkom Group.
Additionally the resolution of disputes could result in an obligation for the Tekom Group that exceeds management’s estimate.
Employee benefits
The Telkom Group provides defined benefit plans for certain post-employment benefits. The
Telkom Group’s net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered. The obligations and assets related to each of the post retirement benefits are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 28 to the Telkom Group’s consolidated financial statements. The assumptions determined by management make use of information obtained from the Telkom Group’s employment agreements with staff and pensioners, market related returns on similar investments, market related discount rates and other available information. The assumptions concerning the expected return on assets and expected change in liabilities are determined on a uniform basis, considering long-term historical returns and future estimates of returns and medical inflation expectations. In the event that further changes in assumptions are required, the future amounts of post retirement benefits may be affected materially.
The discount rate used reflects the average timing of the estimated defined benefit payments.
The discount rate is based on zero coupon South African government bonds with a duration and maturity of 20 years as reported by the Bond Exchange of South Africa. The discount rate is expected to follow the trend of inflation.
Telkom provides equity compensation in the form of the Telkom conditional share plan to its employees. The related expense and reserve are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 28 to the Telkom Group’s consolidated financial statements. The assumptions include employee turnover percentages and whether specified performance criteria will be met. Changes to these assumptions could affect the fair value of the shares and compensation expense as calculated by the actuary.
Provisions and contingent liabilities
Management judgment is required when recognizing and measuring provisions and when measuring contingent liabilities as set out in notes 26 and 36 of the Telkom Group’s consolidated financial statements. The probability that an outflow of economic resources will be required to settle an obligation must be assessed and a reliable estimate must be made of the amount of the obligation.
Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which require management judgment. The Telkom Group is required to record provisions for legal contingencies when the contingency is probable of occurring and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgments regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.
Asset retirement obligations
Management judgment is exercised when determining the present value of expected future cashflows when the obligation to dismantle or restore sites arises, as well as the estimated useful life of related assets.

Revenue recognition
To reflect the substance of each transaction, revenue recognition criteria are applied to each separately identifiable component of a transaction. In order to account for multiple-element revenue arrangements in developing its accounting policies, the Telkom Group considered the guidance contained in the United States Financial Accounting Standards Board (FASB) Emerging Issues Task
Force No 00-21 Revenue Arrangements with Multiple Deliverables. Judgment is required to separate those revenue arrangements that contain the delivery of bundled products or services into individual units of accounting, each with its own earnings process, when the delivered item has stand-alone value and the undelivered item has fair value. Further judgment is required to determine the relative fair values of each separate unit of accounting to be allocated to the total arrangement consideration.
Changes in the relative fair values could affect the allocation of arrangement consideration between the various revenue streams.
Judgment is also required to determine the expected customer relationship period.
Any changes in these assessments may have a significant impact on revenue and deferred revenue.
Dealer incentives
Telkom provides incentives to its retail payphone card distributors as trade discounts. Incentives are based on sales volume and value. Revenue for retail payphone cards is recorded as traffic revenue, net of these discounts as the cards are used.
Vodacom acts as a principle in its relationship with its dealers and service providers. Dealers and service providers are not permitted to purchase and resell Vodacom airtime, they simply pass on to the customer, the airtime that arises from the customer’s use of the Vodacom network.
The role of the dealers and service providers is to undertake sales and marketing of airtime services, including connection and renewal of contract customers and sales to pre paid customers, and certain administrative services in relation to customers connected to the Vodacom network, such as sales force and customer care and billing of individual customers for which they are compensated by Vodacom. In effect, Vodacom has simply outsourced these functions, which they would otherwise have performed internally, incurred and recorded as expenses, and the contract between Vodacom and their dealers and service providers specifies what these functions are and how they will be compensated by incentive commissions.
Vodacom pays amounts to its service providers and dealers for the ongoing administration of its customers on a monthly basis.
The following incentive commissions are also paid by Vodacom to its dealers and service providers:
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
Handset incentive commissions
These incentives are offered by Vodacom to dealers who purchase phones from Vodacom to provide to customers, which are recorded as a net against revenue.

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
As of June 30, 2006, the Public Investment Corporation beneficially owned 8.6% of Telkom’s issued and 9.0% of Telkom’s outstanding ordinary shares and the class B ordinary share that it had acquired from Thintana Communications, plus an additional 7.5% of Telkom’s issued and 7.9% of
Telkom’s ordinary shares that it had acquired in the market, and the Elephant Consortium beneficially owned 6.9% of Telkom’s issued and 7.2% of Telkom’s outstanding ordinary shares. The Public
Investment Corporation is not a “significant shareholder” of Telkom, however, it is entitled to appoint one executive or non-executive director to Telkom’s board of directors, as the holder of the class B ordinary share. As of June 30, 2006, the Government of the Republic of South Africa owned 38.0% of
Telkom’s issued and 39.8% of Telkom’s outstanding ordinary shares, plus the class A ordinary share, and is entitled to appoint five directors, including two executive directors, to Telkom’s board of directors and is the only “significant shareholder” of Telkom.
Directors
The following resignations and appointments to the Telkom Board of Directors occurred since April
1, 2005:
Resignations
Date of resignation
A Ngwezi June 29, 2005
SE Nxasana August 31, 2005
TCP Chikane June 19, 2006
Appointments
Date of appointment
PSC Luthuli July 29, 2005
LRR Molotsane September 1, 2005
KST Matthews June 19, 2006
The following are Telkom’s directors as of March 31, 2006. All of Telkom’s directors are citizens of the Republic of South Africa.
Year
South African
of
Business
Expiration of
Year of
Name
Birth
Address
Position
Term of Office
Appointment
Nomazizi Mtshotshisa
(1)
1944
101 Devon House
Chairman of the
2008
2002
20 Georgian Crescent
Board; Non-
Hampton Office Park
executive Director
Bryanston 2021
Papi Molotsane
1959
Telkom Towers North
Chief Executive
2008
2005
152 Proes Street
Officer;
Pretoria,
Executive director
0002
Dumisani Tabata
(1)
1955
269 Oxford Road,
Non-executive
2007
2004
Ilovo, 2196
Director
Yekani Tenza
(1)
1957
5th Floor, Carlton
Non-executive
2007
2004
Centre,
director
150 Commissioner
Street,
Johannesburg, 2001

Year
South African
of
Business
Expiration of
Year of
Name
Birth
Address
Position
Term of Office
Appointment
Thabo Mosololi
(2)
1969 Palazzo Towers East, Non-executive 2007 2004
Montecasino director
Boulevard, Fourways,
2055
Lazarus Zim
(2)
1960 44 Main Street, Non-executive 2007 2004
Johannesburg, 2001 director
Marius Mostert
(1)
1959 JGM House Non-executive 2007 2004
5th Floor director
72 Grayston Drive
Sandton 2196
Thenjiwe Chikane
(1)(3)
1965 Mulberry Office Park, Non-executive 2007 2004
Broadacres Drive, director
Fourways, 2155
Tshepo Mahloele
(4)
1967 Glenfield Office Park Non-executive 2007 2004
Block C 1st Floor director
Sprite Avenue
Faerie Glen, 0043
Sibusiso Luthuli
(2)
1973 14 Crompton Street, Non-executive 2008 2005
Pinetown, director
3600
Brahm du Plessis
(2)
1955 41 St. John Road Non-executive 2007 2004
Houghton, 2041 director
In addition, the following director was appointed to the board on June 19, 2006:
Keitumetse Matthews
(1)
1951 Shop G4, Richmond Non-executive 2009 2006
Centre, Main Road, director
Plumstead,
Cape Town, 7800
(1) Government representative.
(2) Independent.
(3) Resigned June 19, 2006.
(4) Public Investment Corporation representative.
Nomazizi Mtshotshisa was appointed to the board on August 1, 2002. Ms. Mtshotshisa is a business woman with interests in the financial services, mining and energy sectors. She has served as national director of the National Association of Democratic Lawyers, which focuses on human rights and transformation in the administration of justice. She is chairman of the Chris Hani
Baragwanath Reconstruction Trust, Majweng Resources (Mining) and Eco-Electrical (Pty) Limited.
Ms. Mtshotshisa also serves as director in Women’s Development Micro Finance, Mvelaphanda
Resources, Grinrod Limited and SA Black Women Investment Holdings. Ms. Mtshotshisa holds a
B. Curis degree from the University of South Africa.
Papi Molotsane was appointed to the board and as chief executive officer in September 2005.
Prior to joining Telkom, he was the Group Executive of Transnet from February 2003 to August 2005 and chief executive officer of Fedics from January 1999 to January 2003. Mr. Molotsane has a broad-
based professional background in engineering, systems, operations, sales, marketing and human resources. Mr. Molotsane is currently a director of SA America’s Cup Challenge. Previously he acted as a director of Arivia.kom, and Fike Investment (Pty) Limited. Mr. Molotsane has a Bachelor of
Science in Business Services, a Bachelor of Engineering Technology and Master of Science in
Business Administration. Mr. Molotsane also completed the Stanford Executive Program in the USA.
Mr. Molotsane is also a director of Vodacom.

Dumisani Tabata was appointed to the board on September 20, 2004. Mr. Tabata is a director and founding member of Smith Tabata Incorporated. He was admitted as an attorney in 1984 and specializes in constitutional litigation and administrative law. Mr. Tabata has acted as a High Court
Judge and has served on the executive board of National Association of Democratic Lawyers.
He is chairman of STRB Attorneys in Johannesburg, deputy chairman of the ABSA regional board
(Eastern Cape), a member of ABSA board (Commercial Bank) and a director of Smith Tabata
Buchanan Boyes. Mr. Tabata holds a Bachelor of Procuration LLB.
Yekani Tenza was appointed to the board on September 20, 2004. Mr. Tenza is the executive chairman of Virtualcare Pharmacies (Pty) Limited. He is also chairman of IME Actuaries and
Consultants. He has more than 15 years business experience ranging from manufacturing industry to the financial sector, particularly in the formulation and implementation of strategy. He has extensive experience in the healthcare sector having been the executive director of Medscheme Holding (then, the largest medical scheme administrator in South Africa). He is the former chief executive officer of
Bonitas Medical Aid Fund and served as President and chief executive officer of Foskor Limited
(largest producer of phosphoric acid in South Africa). He is a current non-executive director of the Gas
Corporation of South Africa (iGas) and a former director of PetroSA Limited. Mr. Tenza holds a
Bachelor of Commerce Bachelor of Accounting Science (Honours) and a MBA and he is a Certified
Public Accountant (USA).
Thenjiwe Chikane was appointed to the board on September 20, 2004. Ms. Chikane has served as the chief executive officer at MGO Consulting since 2003, having joined them from the Department of Finance where she was head of Finance & Economic Affairs, Gauteng. Ms. Chikane is chairman of
SITA, a board member at DBSA, PetroSA Limited and is a member of the audit committees of Poslec.
She is currently a member of SAICA (South African Institute of Chartered Accountants) and ABASA
(the Association of Black Accountants of South Africa). She has served on various other bodies, such as the UNISA Transformation Forum. Ms. Chikane is a Chartered Accountant. Ms. Chikane resigned from the board on June 19, 2006.
Thabo Mosololi was appointed to the board on October 15, 2004. Mr. Mosololi has been the financial director of Tsogo Sun Gaming since 2002. His expertise spans management consulting, financial re-engineering and strategy development. He is a member of SAICA and ABASA. In 1999,
Mr. Mosololi was appointed by the Minister of Finance to the Financial Services Board Insider Trading
Directorate. In 2001, Thabo was appointed as a commissioner on the Fiscal & Financial Commission.
He serves as chairman of the Board of Trustees for the Education Foundation and NGO involved in the Curriculum Development and policy research on education in South Africa. Mr. Mosololi holds a
Diploma in Project Management, MAP, EDP and is a chartered accountant.
Lazarus Zim was appointed to the board on October 15, 2004. Mr. Zim has served as the chairman of Kumba Resources Limited since February 2004 and serves on the boards of Anglo-
American SA Limited, AngloGold Ashanti Limited, Mondi SA Limited and Sanlam Limited. Previously,
he was the chief executive officer of Anglo American Corporation of South Africa Limited from
February 2005 until April 2006. Mr. Zim brings in-depth knowledge of the African telecommunications markets as he previously worked as the managing director of MTN International and as an executive director of MTN Group. In this role he was responsible for operations in Nigeria, Cameroon, Uganda,
Swaziland and Rwanda and Mauritius. Prior to this, he was managing director of M-Net and chief executive officer of MIH South Africa. Mr. Zim holds a Bachelor of Commerce (Honours) and a
Masters in Commerce.
Marius Mostert was appointed to the board on September 20, 2004. Dr. Mostert is the group financial director of Decillion Limited and is responsible for its South African operations. Prior to joining
Decillion, Dr. Mostert was financial director of PSG Investment Bank and executive vice president, professional services at the Industrial Development Corporation. Dr. Mostert holds a Bachelor of
Commerce (Cum Laude), Bachelor of Commerce (Honours) (Investment Management),
MBA (Cum Laude), Doctorate in Commerce and is a chartered accountant. Dr. Mostert is also a director of Vodacom.

Tshepo Mahloele was appointed to the board on November 29, 2004. Mr. Mahloele has extensive experience in corporate and project finance. Mr. Mahloele currently leads the Pan-African infrastructure development fund being established by the Pubic Investment Corporation. Mr. Mahloele
was head of corporate finance at the PIC and Isibaya Fund from August 2003 to January 2006. He was previously a private sector investments manager at DBSA and has worked for the
Commonwealth Development Corporation, where he was involved in the capital funding for infrastructure projects.
Mr. Mahloele is a non-executive director of Bakwena Platinum Corridor Concession. Mr. Mahloele
holds a Bachelor of Procurationis.
Brahm du Plessis was appointed to the board on December 2, 2004. Mr. du Plessis has been a practicing advocate at the Johannesburg Bar since 1987, specializing in intellectual property law.
Prior to that he was a senior lecturer in Roman-Dutch Law at the University of Cape Town. He was a
founder member of the CDRT (Community Dispute Resolution Trust) and is past chairman of the
Johannesburg branch of NADEL. He has published a law journal article on the Contracts in Restraint of Trade in Roman and Roman-Dutch Law. Brahm is also a member of Advocates for Transformation.
Mr. du Plessis holds a Bachelor of Arts, LLB and LLM.
Sibusiso Luthuli was appointed to the board on July 29, 2005. Mr. Luthuli is the managing director of Ithala Limited, a position he was appointed to in July 2004. Prior to that he was finance director of
Ithala Limited from January 2004 to June 2004. Other positions Mr. Luthuli held include that of executive manager at Nedbank Corporate from April 2000 to December 2003. He is non-executive chairman of
Enaleni Pharmaceuticals Limited, chairman of the University of KwaZulu-Natal Audit Committee, a
member of the University of Kwa Zulu Natal Council, director of Richards Bay Industrial Development
Zone (IDZ) Company and member of Thekweni Municipality Audit Committee. Mr. Luthuli holds a
Bachelor of Commerce degree from the University of Zululand, a post graduate diploma in Accountancy from the University of Durban Westville, and is a qualified chartered accountant.
Keitumetse Matthews was appointed to the board on June 19, 2006. Ms. Matthews is a businesswoman and has been a member of Keida Children’s Books CC since April 2006.
Ms. Matthews was chief legal advisor for the South African Broadcasting Corporation from
March 2002 to September 2005. In April 2000, she was appointed special advisor to the Minister of
Communications until February 2002. Other positions that Ms. Matthews has held include that of legal advisor at Midi Television, housing lawyer at the London Borough of Lambert Legal Services and copyright lawyer at British Broadcasting Corporation. Ms. Matthews is a Barrister-at-Law and also holds a Bachelor of Arts (Honours) degree.
Alternate directors of Telkom
No alternative directors have been appointed as of the date hereof.
Senior management of Telkom
The following are members of senior management of Telkom as of March 31, 2006:
Year of
Year of
Name
Birth
Position
Employment
Papi Molotsane
(1)
1959 Chief Executive Officer 2005
Kaushik Patel 1962 Chief Financial Officer 2000
Reuben September 1957 Chief Operating Officer 1977
Wallace Beelders 1959 Chief Sales and Marketing Officer 1977
Thami Msimango 1966 Chief Technical Officer 1984
Mandla Ngcobo 1960 Chief Corporate Affairs 1998
Motlatsi Nzeku 1961 Chief Information Officer 1994
(1)
Biography set forth above.

The business address of each of Telkom’s executive officers is Telkom Towers North,
152 Proes Street, Pretoria, South Africa 0002.
Kaushik Patel was appointed chief financial officer in January 2004. He joined Telkom and served as deputy chief financial officer since December 2000. Prior to joining Telkom, he served as financial director for Teba Bank Limited from April 1999 to November 2000 and finance executive for the African Bank Limited since March 1998. He holds a Bachelor of Accounting Science (Honours)
degree from the University of South Africa and is a Chartered Accountant (South Africa). Mr. Patel is
also a non-executive director of TDS (Pty) Limited.
Reuben September was appointed chief operating officer in September 2005. Prior to this appointment, he served as chief technical officer from May 2002 and as managing executive of technology and network services from March 2000. He has worked in various engineering and commercial positions in Telkom since 1977. He is a member of the Professional Institute of Engineers of South Africa (ECSA) and holds a Bachelor of Science degree in Electrical and Electronic
Engineering from the University of Cape Town. Mr. September is also a director of Vodacom.
Wallace Beelders was appointed chief sales and marketing officer in December 2005. He joined
Telkom in 1977 and previously held the position of managing executive for corporate, key and global markets from October 2004 to November 2005. Previously, Mr. Beelders was managing executive of international and special markets from December 2000 to September 2004. He holds a Masters
Diploma in Technology from the Pretoria Technikon.
Thami Msimango was appointed chief technical officer in September 2005. Mr. Msimango joined
Telkom in 1984 and has held a number of positions in Telkom. Previously, he was managing executive of technology and network services from July 2003 to September 2005 and executive Technology,
Direction and Integration from June 2002 to June 2003. Mr. Msimango has been involved in the information and communication technology sector for the past 21 years beginning his career in the former Department of Posts and Telecommunications in 1984. Mr. Msimango has taken a number of management programs at various higher education institutions. Mr. Msimango is also a non-executive director of Swiftnet (Pty) Ltd.
Mandla Ngcobo was appointed as chief corporate affairs officer in September 2005. Previously, he was the group legal executive from September 2000 to August 2005. Mr. Ngcobo is an admitted attorney of the High Court. Prior to joining Telkom he was in private practice in Durban and
Johannesburg for approximately ten years. Mr. Ngcobo qualified with an LL.B degree from Natal
University in 1985 and in 2001 graduated with an L.M. in Company Law at Wits University. Mr.
Ngcobo is a trustee of the Telkom Pension Fund. He is also a past General Secretary of the Black
Lawyers Association, Gauteng Branch. Mr. Ngcobo has served as a non-executive director at Brait
South Africa following the acquisition of a 26% interest of Brait by Sithongo Consortium. Mr. Ngcobo is also a director of Representative Investments (Pty) Limited which is part of the Sithongo consortium.
He also sits on the Brait Audit Committee. Mr. Ngcobo is a former member of the SAFA 2010 World
Cup Board and is currently a member of the remuneration sub-committee of the 2010 World Cup
Local Organizing Committee.
Motlatsi Nzeku was appointed chief information officer in March 2006. Previously, he was group executive of procurement since November 2004 and managing executive of customer services from
April 2001 to October 2004. He holds a Bachelor of Science in Mathematics and Physics and a
Bachelor of Engineering degree.
There are no family relationships between any of Telkom’s directors or members of senior management.

Senior Management of Vodacom
The following are members of senior management of Vodacom as of March 31, 2006:
Year of
Year of
Name
Birth
Position
Employment
Alan Knott-Craig 1952
Chief Executive Officer of
Vodacom Group
1993
Leon Crouse 1953
Chief Financial Officer of
Vodacom Group
1993
Shameel Aziz Joosub 1971
Managing Director of Vodacom
South Africa.
1994
Pieter Uys 1962
Chief Operating
Officer of Vodacom Group
1993
The business address of each of Vodacom’s executive officers is Vodacom Corporate Park,
082 Vodacom Boulevard, Vodavalley, Midrand, South Africa.
Alan Knott-Craig has served as a managing director of Vodacom (Pty) Limited since 1993 and chief executive officer of Vodacom Group since October 1996. Prior to 1993,
Mr. Knott-Craig was the senior general manager of mobile communications at Telkom until 1993, when he left to join Vodacom. Mr. Knott-Craig is also a director of several Vodacom subsidiaries.
Mr. Knott-Craig holds a Bachelor of Science degree in Electrical Engineering cum laude from the
University of Cape Town and a Master of Business Leadership degree from the University of South
Africa and was awarded an honorary Doctorate in Business Leadership from the University of South
Africa in 2006. He was inducted as one of the eight Gold Members of the GSM Association’s 2001 inaugural “Roll of Honour” for his contribution to bringing mobile telephone to South Africa. He serves as a Commissioner on the Presidential National Commission on Information Society & Development
for ICTs.
Leon Crouse has served as chief financial officer and group finance director of Vodacom Group since October 1996. Prior to 1996, Mr. Crouse served as Vodacom’s general manager of Finance since Vodacom’s inception in 1993. Mr. Crouse is also a director of several Vodacom subsidiaries.
Mr. Crouse holds a Bachelor of Commerce degree and a Certificate in the Theory of Accounting from the Nelson Mandela Metropolitan University of Port Elizabeth and is a Chartered Accountant
(South Africa).
Shameel Aziz-Joosub was appointed as managing director of Vodacom (Pty) Limited on April 1, 2005. He has served as a director and as the managing director of Vodacom Service
Provider Company (Pty) Limited since September 2000. Prior to September 2000, Mr. Aziz-Joosub
worked in Vodacom’s finance department since 1994 and was managing director of Vodacom
Equipment Company (Pty) Limited, the handset distribution company in the Vodacom Group, before merging it with Vodacom Service Provider Company. Mr. Aziz-Joosub also serves as director of
Vodacom Group (Pty) Limited. Mr. Aziz-Joosub holds a Bachelor of Commerce (Honors) degree from the University of South Africa and holds a Masters of Business Administration degree from the
University of Southern Queensland, Australia, and is an Associated General Accountant and
Commercial and Financial Accountant (South Africa).
Pieter Uys has served as chief operating officer of Vodacom Group since April 2004 and managing director of Vodacom (Pty) Limited from December 2001 to March 2005. Mr. Uys holds a
Bachelor of Science degree in Engineering and a Masters in Engineering degree from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business
School. Mr. Uys joined Vodacom in 1993 as a member of the initial engineering team.

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

COMPENSATION
Compensation of Directors
The following table sets forth in Rands, the cash and non-cash compensation, paid by Telkom to its executive and non-executive directors in the year ended March 31, 2006:
Performance
Fringe
bonus
and other
Fees
Remuneration
benefits
Total
ZAR
ZAR
ZAR
ZAR
ZAR
2006
Emoluments per director:
Non-executive
2,969,158
–
–
–
2,969,158
NE Mtshotshisa 759,500 – – – 759,500
TCP Chikane
(resigned June 19, 2006)
181,022 – – – 181,022
B du Plessis 254,391 – – – 254,391
TD Mahloele 223,227 – – – 223,227
TF Mosololi† 230,809 – – – 230,809
M Mostert 308,272 – – – 308,272
A Ngwezi
(resigned June 29, 2005)
47,727 – – – 47,727
DD Tabata 323,022 – – – 323,022
YR Tenza 349,022 – – – 349,022
PL Zim 123,809 – – – 123,809
PSC Luthuli
(appointed July 29, 2005)
168,357 – – – 168,357
Executive
– 2,186,460  7,070,262 2,990,865   12,247,587
SE Nxasana* (resigned
August 31, 2005)
– 935,713    3,627,689 2,081,190 6,644,592
LRR Molotsane* (appointed
September 1, 2005)
– 1,250,747   3,442,573 909,675 5,602,995
Total emoluments –
Paid by Telkom
2,969,158
2,186,460  7,070,262
2,990,865  15,216,745
*
Included in fringe and other benefits is a pension contribution for SE Nxasana and LRR Molotsane of R121,643 (2005:
R278,040; 2004: R242,430) and R162,597 (2005: R0), respectively, paid to the Telkom Retirement Fund. Also included in fringe and other benefits is a termination settlement of R1,574,514 paid to SE Nxasana.
†
Paid to Tsogo Sun Limited.
In the year ended March 31, 2006, the aggregate consolidated compensation of Telkom’s directors and senior management (22 persons), paid or accrued, was R58.2 million which includes remuneration, bonuses, termination, fringe and other benefits paid to directors and members of senior management who resigned or were replaced during the year.
The Telkom Group set aside or accrued R1.3 million to provide pension, retirement and similar benefits for its directors and senior management (22 persons) in the year ended March 31, 2006, including directors and members of senior management who resigned or were replaced during the year.
Bonus and Profit Sharing
Senior management and executive directors participate in the Telkom top management incentive scheme. The incentive scheme consists of two components, namely the team award and the individual award. The team award constitutes 80% and the individual award 20% of the overall award.
The team award is based 60% on Telkom financial drivers and 40% on Telkom performance drivers.
The individual award is based on the performance of the individual. Payment of bonuses for the
2006 financial year took place in June 2006.
Remuneration of Non-Executive Directors
Fees for Telkom’s non-executive directors are determined by the board of directors based on market practice, within the restrictions contained in Telkom’s articles of association. Telkom’s non-executive directors receive no other pay or benefits other than directors’ fees, with the exception of reimbursement of expenses incurred in connection with their directorships. The non-executive directors do not participate in the share scheme, bonus scheme or incentive plans outlined herein and are not eligible for pension scheme membership.
Loans
Telkom has not made any loans to any of its directors or senior management referred to herein.
Service Agreements
Telkom has entered into a service agreement with Papi Molotsane. The service agreement for
Mr. Molotsane has a three year term with a six months’ notice period by either party, which will end on
August 31, 2008. All other members of the executive committee have indefinite service employment contracts with a three month notice period by either party.
Retention Agreement
Mr. Msimango has a retention agreement with the company until October 2006.
Incentive Plans
At Telkom’s Annual General Meeting held on January 27, 2004, Telkom’s shareholders approved a conditional share plan for all employees. A maximum of 22,281,272 ordinary shares may be made available for purposes of the plan, representing 4% of Telkom’s issued ordinary share capital as of March 31, 2006. Allocation to management employees in terms of this plan shall not exceed 2% of
Telkom’s issued ordinary share capital. The remaining 2% is reserved for the remainder of the staff.
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
• the individual performance assessment of employees on the management levels for the
2005 financial year;
• the total remuneration packages of employees as at April 1, 2005; and
• Telkom’s final financial results for the 2005 financial year.
The allocation of shares under the conditional share plan for the 2006 financial year will be submitted to the September 2006 board meeting for approval.

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
The options entitled these persons to acquire ordinary shares from the Government at R33.81 per share, which is the price at which Thintana Communications invested in Telkom in 1997, plus any stamp duty, brokerage and related costs payable on the transfer of these ordinary shares. The shares will be exercisable over a period of three years in four equal tranches. The four tranches were exercised in September 2003, March 2004, March 2005 and March 2006. These persons were also entitled to elect to have some or all of the shares disposed of for their benefit. Such persons did not need to remain employed with Telkom after 9:00 a.m. (S.A. time) on March 4, 2003 in order to continue participating in the scheme and persons who were employed by Telkom after 9:00 a.m.
(S.A. time) on March 4, 2003 did not otherwise have the right to participate in the scheme.

BOARD PRACTICES
Corporate Governance Statement
The board is committed to ensuring that the affairs of Telkom are conducted with integrity and in accordance with principles set out in the King Report on Corporate Governance 2002, or King II, and
the Sarbanes Oxley Act of 2002.
Compliance with the King Code and JSE Listings Requirements
By virtue of its listing on the JSE, Telkom is obliged to comply with the Code of Corporate
Practices and Conduct contained in King II and in accordance with the new JSE Listings
Requirements which came into effect on September 1, 2003. Telkom is required to disclose the extent of its new compliance with King II and provide reasons for non compliance.
Telkom complies in all material respects with the principles of King II. While it acknowledges the importance of good governance, the Board is aware that Telkom does not strictly comply with certain principles set out in King II. These areas of non compliance stem mainly from certain provisions in
Telkom’s articles of association framed to safeguard the interests of the two controlling shareholders, that at the time of the listing were the Government of the Republic of South Africa and Thintana
Communications. In November 2004, Thintana Communications announced that it sold its entire remaining shareholding in Telkom, 15.1%, together with the class B share, to the Public Investment
Corporation. We have been informed that the Public Investment Corporation’s shareholding fell below
15% of Telkom’s issued ordinary shares. As a result, it is no longer a “significant shareholder”. The
Government is now the sole “significant shareholder.” The Government’s reserved matters as a
“significant shareholder” holding the class A ordinary shares were unaffected by the sale by Thintana
Communications of its entire shareholding in Telkom. Most of the areas of non-compliance will be resolved by no later than March 5, 2011, when the provisions of Telkom’s articles of association resulting in non-compliance with King II fall away or earlier if the “significant shareholders”
shareholding falls below certain stipulated levels.
The board of directors
The board of directors comprised one executive and ten non-executive directors as of
June 30, 2006. The Government and the Public Investment Corporation are the holders of the class A and class B ordinary shares, respectively. Based on their ordinary shareholding and their holding of the class A and class B shares, the Government is entitled to appoint five directors, including two executive directors, and the Public Investment Corporation is entitled to appoint one executive or non-executive director, to the board, as of June 30, 2006.
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
Telkom has a formal induction program for newly appointed directors and specific training is provided for audit committee members. The induction of newly appointed directors is conducted by the chairman and chief executive officer with input from the company secretary. Where a newly appointed director has no or limited board experience, the induction program is structured to meet the individual director’s specific needs.
In terms of Telkom’s articles of association, board decisions on certain specified matters require the affirmative vote of at least two of the class A shareholder directors, appointed by the Government.
The board encourages attendance at annual general meetings by the directors and members of management and a quorum of 75% of the 11 members is required for board meetings.
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
Directors’ attendance of board meetings
Six scheduled board meetings and ten special meetings were held during the 2006 financial year.
The following table presents the possible meetings based on the appointment and resignation of members.
Scheduled
Special
Number of
Number of
Meetings
(1)
Attendance
Meetings
(1)
Attendance
Non-executive
NE Mtshotshisa (Chairman)
6 6 10 10
TCP Chikane (resigned June 19, 2006) 6 2 10 5
TD Mahloele 6 4 10 7
M Mostert 6 6 10 7
A Ngwezi (resigned June 29, 2005) 2 2 2 0
DD Tabata 6 5 10 8
YR Tenza 6 5 10 10
B du Plessis 6 6 10 10
TF Mosololi 6 6 10 6
PL Zim 6 2 10 5
PSC Luthuli (appointed July 29, 2005) 4 4 6 4
Executive
SE Nxasana (resigned August 31, 2005)
2 2 0 0
LRR Molotsane (appointed September 1, 2005) 4 4 5 5
(1) The table represents the possible meetings based on the appointment and resignation dates of members.
Executive committee
The chief executive officer has the power of authority to, among other things:
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
The following were the members of the executive committee as of June 30, 2006:
• LRR Molotsane (Chairman);
• KR Patel;
• RJ September;
• BMC Ngcobo;
• TG Msimango;
• W Beelders; and
• MJ Nzeku.
Members’ attendance of executive committee meetings
Eight scheduled executive committee meetings and seven special meetings were held during the
2006 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
Meetings
(1)
Attendance
Meetings
(1)
Attendance
Existing members
LRR Molotsane (Chairman) (appointed
September 1, 2005)
3 3 6 5
KR Patel 8 8 7 7
RJ September 8 8 7 7
BMC Ngcobo 8 8 7 6
TG Msimango (appointed September 6, 2005) 3 3 6 6
W Beelders (appointed September 19, 2005) 3 3 6 6
MJ Nzeku (appointed March 1, 2006) 1 1 3 3
Resignations
SE Nxasana (resigned August 31, 2005)
5 5 1 1
GNV Magashula (resigned October 28, 2005) 5 5 1 1
NT Moholi (resigned November 30, 2005) 5 5 1 1
BB Williams (resigned November 30, 2005) 5 5 1 1
(1)
The table represents the possible meetings based on the appointment and resignation dates of members.

Audit and risk management committee
The audit and risk management committee comprises four non-executive directors.
A non-executive director who is not the chairman of the board chairs the committee. No member of the audit and risk management committee may, other than in his or her capacity as a member of that committee, the board or any other committee of the board, accept any consulting, advisory or other compensatory fee from Telkom or any subsidiary of Telkom or be an affiliated person of Telkom or any subsidiary or vendor of Telkom. See Directors’ Interest in note 38 of the Consolidated Financial
Statements.
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
Telkom’s audit and risk management committee adopted a pre-approval policy for services by external company auditors, which does not allow for certain services, including bookkeeping, financial system design, valuation services, actuarial services, internal audit outsourcing services and legal services not related to the audit. The committee also pre-approves proposed audit related services, tax services and other permissible services. The pre-approval policy requires all auditing and non audit services provided by Telkom’s external auditors to be pre-approved by the audit and risk management committee. During the 2005 financial year, the committee pre-approved the engagement of the independent auditors to provide audit services for a three-year term. The chairman of the audit and risk management committee is the primary member of the audit and risk management committee that has the authority to pre-approve audit and non audit services outside of the meetings and, in his absence, any member of the audit and risk management committee.
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
The following are the members of the audit and risk management committee as of June 30, 2006:
• YR Tenza (Chairman);
• TF Mosololi;
• M Mostert; and
• PSC Luthuli.
Telkom’s board of directors has determined that the chairman of its audit committee, Mr. Yekani
Tenza, is the audit and risk management committee financial expert within the meaning of Item 16A. (b)
and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. Mr. Tenza is a qualified certified public accountant.
The external auditors are invited when appropriate to attend the audit and risk management committee meetings.
Members’ attendance of audit and risk management committee meetings
Four scheduled audit and risk management committee meetings and nine special meetings were held during the 2006 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
Meetings
(1)
Attendance
Meetings
(1)
Attendance
Existing members
YR Tenza (Chairman)
4 4 9 9
M Mostert 4 3 9 9
TF Mosololi 4 3 9 4
PSC Luthuli (appointed July 29, 2005) 3 3 7 6
Resignations
A Ngwezi (resigned June 29, 2005)
1 1 1 0
(1)
The table represents the possible meetings based on the appointment and resignation dates of members.
Human resources review and remuneration committee
The human resources review and remuneration committee consists of a majority of non-executive directors and is chaired by the chairman of the board. The human resources review and remuneration committee reviews the terms upon which Telkom’s executive directors and senior management are employed and compensated and upon which Telkom’s non-executive directors and executive directors are compensated and makes recommendations to the board with respect to such matters. Actions of the human resources review and remuneration committee must be approved by a majority vote of its members. In the event of a tie, the chairperson of the human resources review and remuneration committee shall have a casting vote.

The following are members of the human resources review and remuneration committee as of
June 30, 2006:
• NE Mtshotshisa (Chairman);
• LRR Molotsane;
• DD Tabata;
• TD Mahloele;
• B du Plessis;
• KST Matthews (appointed June 19, 2006); and
• CK Mokoena (non-director).
Members’ attendance of human resources review and remuneration committee meetings
Four scheduled human resources review and remuneration committee meetings and three special meetings were held during the 2006 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
Meetings
(1)
Attendance
Meetings
(1)
Attendance
Existing members
NE Mtshotshisa (Chairman)
4 4 3 3
LRR Molotsane (appointed September 1, 2005) 3 3 0 0
TD Mahloele 4 3 3 3
B du Plessis 4 4 3 3
DD Tabata 4 4 3 3
Ex-officio non-voting member
CK Mokoena (Group Executive: Human Resources) .
2 2 0 0
Resignations
SE Nxasana (resigned August 31, 2005)
1 1 0 0
GNV Magashula
(resigned October 28, 2005)
2 2 0 0
TCP Chikane (resigned June 19, 2006) 4 2 3 3
(1)
The table represents the possible meetings based on the appointment and resignation dates of members.
Directors’ remuneration
Telkom believes that the levels and make-up of the remuneration packages offered to the directors of Telkom, especially the chief executive officer, are sufficient to attract and retain the directors needed to run Telkom’s business successfully. In order to avoid paying more than is necessary and to ensure that Telkom offers competitive packages, Telkom constantly benchmarks itself against its peer group.
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
Directors’ remuneration and interests are detailed in note 38 to the Telkom Group’s consolidated annual financial statements included elsewhere herein.
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
Risk management
The Telkom Group has adopted a continuous, systematic enterprise-wide risk management process for assessing and monitoring its potential business and financial risks. As part of this process for the 2006 financial year, all the service organizations have reviewed all risks with an impact of
R100 million and greater for Telkom at the residual value, which is the residual risk after mitigating controls have been considered. The components of the risk management system are designed to enable us to anticipate risks and to manage them carefully in the pursuit of our business goals. The principles, guidelines, processes and responsibilities of our internal control system have been defined and established to help ensure prompt and accurate accounting of all business transactions and to continuously provide reliable information about the Telkom Group’s financial position for internal and external use. The board of directors continuously monitors treasury policies, risk limits and control procedures. The audit and risk management committee reviews the effectiveness of the risk management processes and reports regularly to the board.
The Telkom Group’s risk exposure and management thereof is discussed in note 37 of the consolidated annual financial statements.

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
The business code of ethics is reviewed regularly to ensure that it keeps up with developments both inside and outside Telkom. The business code of ethics is published on Telkom’s website at
www.telkom.co.za/ir.
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
As of March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
Telkom
32,358
28,972
25,575
(10.5)
(11.7)
Network and technology 23,679 21,528 19,637 (9.1) (8.8)
Marketing and sales 6,282 5,210 4,099 (17.1) (21.3)
Support and other 2,397 2,234 1,839 (6.8) (17.7)
Subsidiaries 576 572 581 (0.7) 1.6
Total
32,934
29,544
26,156
(10.3)
(11.5)
In addition to our full time employees, Telkom had 812 temporary employees on March 31, 2006.
Our employees are represented by the Communication Workers Union, or CWU, and the Alliance of
Telkom Unions, or ATU. comprising the South African Communications Union, or SACU, and the
MWU-Solidarity Union. Some of our employees also belong to other unions that are not recognized by Telkom for collective bargaining purposes, including the Postal Union, the Society of Telkom
Engineers, the South African Steel and Allied Workers Union and the United Association of South
Africa. As of March 31, 2006, approximately 74% of our total Telkom employees were union members.
Telkom is a party to a collective agreement on substantive matters covering the terms and conditions of employment of its fixed-line unionized employees and other non-management employees in Telkom’s bargaining unit, excluding our Telkom Directory Services and Swiftnet subsidiaries, with ATU and CWU for the period from April 1, 2006 to March 31, 2009. In addition,
Telkom signed a new collective recognition agreement with ATU and CWU in mid-2004, designed to enhance the relationship between shop stewards and management. Trade unions have resisted workforce reductions and publicly opposed our privatization and have instituted and in the future could institute work stoppages to oppose changes in our shareholding structure or gain leverage in negotiating collective bargaining agreements. Approximately 23% of Telkom’s employees participated in a work stoppage in March 2006 and approximately 31% of Telkom’s employees participated in an additional work stoppage in April 2006 with respect to compensation issues, during which period
Telkom received increased reports of sabotage, vandalism and other incidents.
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
We believe that investment in employee training and development is essential to implementing corporate cultural change and improving customer satisfaction. In order to improve the skill levels of our employees, we invested R400.1 million in employee training and development in the year ended
March 31, 2006.
Leadership development continues to remain our primary priority, with specific focus on previously disadvantaged groups. We have launched a number of initiatives designed to train our employees and encourage employee retention.
Employee-related expenses are a significant component of our total fixed-line operating expenses.
The number of Telkom employees declined by approximately 31,236 positions from March 31, 1997 through March 31, 2006. At March 31, 2006, we had 25,575 Telkom employees. In October 2002,
Telkom and its recognized trade unions agreed to embark on a process of implementing alternative strategies and approaches to avoid and minimize job losses and to create new career opportunities for Telkom employees. In attempting to actively avoid involuntary separations as part of Telkom’s workforce reduction program, Telkom concluded collective agreements with the ATU and CWU on
February 3, 2005 and February 11, 2005, respectively, that position a revised approach focusing on utilizing a combination of voluntary separations and a reduction in other staff-related expenditure.
During the 2007 financial year, Telkom entered into a three-year long-term agreement on wages and benefits with ATU and CWU until March 31, 2009. Telkom has placed a moratorium on employee reductions until March 31, 2007, subject to certain conditions, including re-training and re-skilling,
“follow-the-job” initiatives, flexibility and mobility of employees and voluntary separation packages at the discretion and initiative of Telkom.
Mobile Employees
The following table sets forth the number of Vodacom’s employees as of the dates indicated.
As of March 31,
2005/2004
2006/2005
2004
2005
2006
% change
% change
South Africa
3,848
3,919
4,305
1.8
9.8
Other African
761
1,074
1,154
41.1
7.4
Total
(1)
4,609
4,993
5,459
8.3
9.3
(1) Vodacom had a total of 469, 183 and 280 temporary employees as of March 31, 2006, 2005 and 2004, respectively.
Includes 100% of Vodacom’s employees in the Democratic Republic of the Congo. Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of other African countries and excluded from Vodacom South Africa’s number of employees.
Vodacom is an equal opportunity employer committed to empowerment and has developed an employment equity policy that is available to all employees. Vodacom’s South African employees’
participation in unions was approximately 10.2% as of March 31, 2006, approximately 13.3% as of
March 31, 2005 and approximately 7.9% as of March 31,2004. Vodacom believes that the relationship between its management and its employees and labor unions is good.

SHARE OWNERSHIP
As of March 31, 2006, none of Telkom’s directors had any beneficial or non-beneficial interest in any of Telkom’s shares except as stated below:
Beneficial
Non beneficial
% of Telkom

Outstanding
Directors’ shareholding
Direct
Indirect
Direct
Indirect
Total
Shares
2006
Non-executive
NE Mtshotshisa
– – – 88 88 *
TF Mosololi 455 – – – 455 *
Total
455
–
–
88
543
*
2005
Executive
SE Nxasana (resigned
August 31, 2005)
367 802 – 267 1,436 *
Non-executive
NE Mtshotshisa
– – – 88 88 *
TF Mosololi 455 – – – 455 *
Total
822
802
–
355
1,979
*
*
Less than 1%.
As of March 31, 2006, none of Telkom’s directors or senior management individually held more than 1% of Telkom’s outstanding ordinary shares.
As of March 31, 2006, Telkom’s directors and senior management (17 persons) collectively beneficially held 3,494 ordinary shares. In addition, as of March 31, 2006, Telkom’s directors and senior management (17 persons) collectively held 153 share options issued through the Diabo share trust, which were transferred to such directors and senior management subsequent to March 31,
2006. The foregoing information does not include ordinary shares held by the Government or the
Public Investment Corporation.
In June 2004, Telkom allocated 17,341 ordinary shares to Sizwe Nxasana, 5,534 ordinary shares to Kaushik Patel, 6,638 ordinary shares to Nombulelo Moholi, 6,549 ordinary shares to Reuben
September, 4,251 ordinary shares to Mandla Ngcobo, 4,379 ordinary shares to Wallace Beelders,
3,755 ordinary shares to Thami Msimango and 4,913 ordinary shares to Motlatsi Nzeku under its conditional share plan. In June 2005, Telkom allocated a further 12,328 shares to Sizwe Nxasana
4,733 ordinary shares to Kaushik Patel, 5,450 ordinary shares to Reuben September, 3,489 ordinary shares to Mandla Ngcobo, 3,489 ordinary shares to Wallace Beelders, 3,489 ordinary shares to
Thami Msimango and 3,667 ordinary shares to Motlatsi Nzeku under its conditional share plan.
These shares do not vest until three years from the date of grant subject to company performance.
The Telkom board approved the acceleration of the vesting of 29,669 shares that had been granted to Mr. Sizwe Nxasana, Telkom’s former chief executive officer, pursuant to a settlement agreement between Telkom and Mr. Nxasana, with the result that the shares vested on
August 31, 2005. On September 15, 2005, Mr. Nxasana exercised his right to the shares and the shares were transferred from the treasury share reserve to Mr. Nxasana.

Item 7.
Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
Overview
Telkom and its predecessors have been responsible for the exclusive provision of public switched telecommunication services in the Republic of South Africa from 1910 through May 2002.
Prior to 1991, Telkom’s business was conducted as a division of the Department of Posts and
Telecommunications of the Government of the Republic of South Africa. On September 30, 1991, the
Government of the Republic of South Africa embarked upon a commercialization process through which the Department of Posts and Telecommunications transferred its telecommunications enterprise to Telkom. Telkom remained a wholly state owned entity until May 14, 1997, when the Government of the Republic of South Africa sold a 30% equity stake in Telkom to Thintana Communications, which was 60% beneficially owned by SBC Communications and 40% beneficially owned by Telekom
Malaysia. In March 2001, the Government sold a 3% equity stake in Telkom from its holdings to
Ucingo Investments, a consortium of black empowerment investors. On March 7, 2003, the
Government sold 154,199,467 of its ordinary shares in a global initial public offering, including
14,941,513 ordinary shares through the exercise of an over-allotment option. Prior to the global offering, the Government owned 67% of Telkom’s issued and outstanding ordinary shares. Due to funding constraints, Ucingo disposed of its entire shareholding on September 17, 2003. As part of the global offering, on March 4, 2003, the Government granted to persons employed by Telkom on
March 4, 2003 and eligible former employees of Telkom, options to purchase 11,140,636 of its ordinary shares, through the Diabo Share Trust, which are exercisable in four equal tranches over a period of three years commencing six months after March 4, 2003, which are held by the Government until exercised. On March 4, 2005, the second anniversary of Telkom’s listing, 785,160 bonus shares were allotted by the South African Government to qualifying shareholders under the Khulisa offer.
Thintana Communications sold a 14.9% interest in Telkom to South African and certain international institutional investors in June 2004. In November 2004, Thintana Communications announced that it sold its remaining 15.1% interest in Telkom, including its class B ordinary share, to the Public
Investment Corporation, an investment management company wholly owned by the South African
Government.
The following sets forth entities or persons known to Telkom to be the beneficial holders of 5% or more of Telkom’s issued and outstanding ordinary shares as of June 30, 2006. The following information is based on public filings and disclosures.
Number of
Percentage of class
Name of Shareholder
Ordinary Shares
Issued
Outstanding
Government of the Republic of South Africa
207,055,967
(1)
38.0%
39.8%
Public Investment Corporation
87,660,121
(2)
16.1%
16.9%
Elephant Consortium
37,506,809
6.9%
7.2%
(1) Includes one Class A ordinary share held in the Republic of South Africa by the Government, which represents 100% of the class. Includes 8,448 ordinary shares held in Diabo Trust.
(2) Includes one Class B ordinary share held by the Public Investment Corporation, which represents 100% of the class.
Includes 7.5% of Telkom’s issued and 7.9% of Telkom’s outstanding shares acquired in the market.
As of March 31, 2006, ADRs evidencing approximately 1,559,207 ADSs were held of record by approximately 2 record holders. The 6,236,828 ordinary shares represented by those ADRs
(approximately 1.2% of Telkom’s issued and outstanding ordinary shares) were registered in the name of Standard Bank of South Africa. As of June 30, 2006, ADRs evidencing approximately 1,594,405
ADSs were held of record by approximately 2 record holders. The 6,377,630 ordinary shares represented by those ADRs (approximately 1.2% of Telkom’s issued and outstanding ordinary shares)

were registered in the name of Standard Bank of South Africa. Some of these ADRs were held of record by persons outside the United States. In addition, as of March 31, 2006, we estimate that approximately 74 million publicly traded ordinary shares were held of record outside of South Africa.
Since certain of Telkom’s ADRs and ordinary shares are held by brokers or other nominees, the number of ADRs and ordinary shares held of record and the number of record holders outside of
South Africa may not be representative of the location of where the beneficial holders are resident.
Telkom’s special purpose entity established to fund post retirement obligations indirectly held
R45 million in nominal value of Telkom’s 10.5% unsecured local bond due October 31, 2006 (TL06)
and approximately 312,559 of Telkom’s ordinary shares as of March 31, 2006.
As authorized by its shareholders at annual general meetings held on January 27, 2004, October
14, 2004 and October 21, 2005, Telkom is authorized to purchase up to 20% of its issued share capital. This authority is valid until Telkom’s next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter.
As part of Telkom’s commitment to the optimal use of capital, the Telkom board approved a R2 billion share buyback program on June 2, 2006. In the year ended March 31, 2006, Telkom repurchased 12,086,920 of its ordinary shares at a volume weighted average price of R124.31 per share, including costs. These ordinary shares have been cancelled from the issued share capital by the Registrar of Companies.
Between August 3, 2004 and September 15, 2004, Rossal a wholly owned subsidiary of Telkom, repurchased 9,531,454 shares at a volume weighted average price of R78.49 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan. On June 4, 2004, Telkom purchased Acajou for share repurchase activities other than repurchases for the Telkom conditional share plan. Between June 7, 2004 and September 30, 2004,
Acajou purchased 10,849,058 shares at a volume weighted average price of R76.12 per share, including costs, which are also being held in treasury. In the year ended March 31, 2004, Rossal, repurchased 3,185,736 shares at a volume weighted average price of R74.58 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan.
In terms of the South African Companies Act, 61 of 1973, a subsidiary company may acquire up to 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled.
Telkom plans on continuing its buy back strategy based on certain criteria.
Except as stated under Item 6. “Directors, Senior Management and Employees–Share
Ownership,” none of Telkom’s directors or senior management is the beneficial owner of any of
Telkom’s ordinary share capital. Except as disclosed above, Telkom is not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and Telkom is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of Telkom. The Government, as a significant shareholder holding the class A ordinary share, has special voting rights that are more fully described in Item 6. “Directors, Senior Management and Employees” below.

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
• The Ministry is responsible for the development of telecommunications policy and for proposing legislation to implement such policy, subject to supervision by the Cabinet of the Republic of
South Africa. The Ministry is also responsible for administering the Telecommunications Act, and the Independent Communications Authority of South Africa Act, 13 of 2000.
• The Ministry has the following primary powers under the Telecommunications Act:

• it may issue policy directives to ICASA, binding it to perform its functions under the
Telecommunications Act, in accordance with such policy directives;
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
A bill amending the ICASA Act, No. 13 of 2000, was passed by the Parliament of South Africa and signed by the President and came into effect on July 19, 2006. The amendment to the ICASA
Act redefines and expands the powers of ICASA to control, in conjunction with the Electronic
Communications Act, the communications market. The main provisions of the ICASA Act amendments are the removal of the power of the Minister to approve regulations made by ICASA, increased power of ICASA to conduct enquiries and to enforce its rulings and the establishment of a Complaints and Compliance Committee to assist ICASA in hearings and making findings on complaints and allegations of non-compliance with the Electronic Communications Act.

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
The Government of the Republic of South Africa as a customer
The departments and agencies of the Government of the Republic of South Africa in the
aggregate comprise one of our largest customers. Generally, we deal with the various departments and agencies of the Government as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. Legislation has been enacted to centralize all procurement by the Government through one agency. We estimate that in the year ended March 31, 2006, Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line revenue, excluding directory services and other revenue. If the Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.
The Government Of The Republic Of South Africa Guarantees
Pursuant to Section 35 of the South African Exchequer Act, 66 of 1975, the Government
of the Republic of South Africa guaranteed Telkom’s borrowings incurred prior to 1991.
As of March 31, 2006, R4.3 billion of our total indebtedness of R11 billion was guaranteed by the Government of the Republic of South Africa.
Relationship with Vodacom and Related Transactions
Vodacom Joint Venture Agreement
We acquired a 50% equity interest in Vodacom in 1993. Our rights as a shareholder of Vodacom are governed by a joint venture agreement, which was entered into on March 29, 1995, among
Telkom, Vodafone, VenFin, Vodacom and other related parties. On April 20, 2006, Vodafone acquired
100% of the shares of VenFin Limited, who ultimately owned 15% in Vodacom, thus increasing its beneficial interest in Vodacom to 50%.
Governance
The Vodacom joint venture agreement sets the number of directors of the board of directors of
Vodacom at a minimum of twelve. Telkom has the right to appoint four directors, Vodafone has the right to appoint three directors, VenFin has the right to appoint one director and the remaining four directors are appointed by shareholders holding 10% or more of the issued shares of Vodacom who are a party to the joint venture agreement. Currently, the only shareholders holding beneficially 10% or more of the issued shares in Vodacom are Telkom and Vodafone and the four board members appointed by Telkom and Vodafone are senior management of Vodacom.

Under the Vodacom joint venture agreement, the Vodacom board was required to establish a directing committee and delegate all its power, functions and authority to act on behalf of Vodacom to this committee. This authority cannot be revoked without the prior written consent of the shareholders holding 10% or more of the issued shares of Vodacom. The directing committee comprises all directors appointed to Vodacom’s board by shareholders holding 10% or more of the issued shares of Vodacom. Currently, the directing committee consists of eight members comprising four directors appointed by Telkom and four directors appointed by Vodafone.
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
Right of first offer
If any Vodacom shareholder that is a party to the joint venture agreement wishes to sell any of the shares held by it, it must offer to sell such shares and an equivalent portion of its claims on loan accounts in Vodacom to the other party to the joint venture agreement. If none of the non-transferring parties accepts such an offer to purchase all of the shares and claims offered on the terms in the notice, then the selling shareholder has the right to sell the shares and an equivalent portion of its claims to a third party at a price not lower than the price, and upon the terms, set forth in the seller’s original offer.
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
Other Related Transactions
The following are additional related party transactions of which Telkom is aware:

Mesdames Mtshotshisa and Chikane and Messrs. Tabata, Tenza and Mostert, five of Telkom’s board members during the 2006 financial year, were the Government’s representatives on Telkom’s board of directors. Ms. Chikane resigned on June 19, 2006 and was replaced by Ms. Matthews as the
Government’s representative on Telkom’s board of directors. Mr. Mahloele and Ms. Ngwezi, two of
Telkom’s Board members, were the Public Investment Corporation’s representatives on Telkom’s board of directors. Ms. Ngwezi resigned on June 29, 2005. The Public Investment Corporation is
currently only entitled to appoint one representative to Telkom’s board of directors.
See also note 40 to the Telkom Group’s consolidated financial statements for additional information with respect to related party transactions.

Item 8.
Financial Information
CONSOLIDATED FINANCIAL STATEMENTS AND
OTHER FINANCIAL INFORMATION
Consolidated Financial Statements
Reference is made to Item 18 of this annual report for this information.
Legal Proceedings
On May 7, 2002, the South African Value added Network Services Providers’ Association, an association of VANS providers, filed complaints against Telkom at the Competition Commission of the
Republic of South Africa under the South African Competition Act, 89 of 1998, alleging, among other things, that Telkom was abusing its dominant position in contravention of the Competition Act, 89 of
1998, and that it was engaged in price discrimination. The Competition Commission found, among other things, that several aspects of Telkom’s conduct prima facie contravened the Competition Act,
89 of 1998, and referred certain of the complaints to the Competition Tribunal for adjudication. The complaints deal with Telkom’s alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidized competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers. Telkom has brought an application in the South African High Court challenging the Competition Tribunal’s jurisdiction to adjudicate this matter. The Competition Commission has opposed the application.
Telkom is currently waiting for certain confidential documents contained in the Competition
Commission’s record of proceedings, after which Telkom may supplement its papers if necessary and after which the Competition Commission must file their answering affidavit. Telkom’s attorneys are corresponding with the Competition Commission in this regard. Telkom is currently waiting for the
Competition Commission to file its record of proceedings. The Competition Commission has now approached the High Court on application for an order directing which of the confidential documents can be included in the record of proceedings. These matters and the amount of Telkom’s liability are not expected to be finalized within the next financial year. If these complaints are upheld, however,
Telkom could be required to cease these practices and fined an amount of up to 10% of Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, or be ordered to divest itself of the relevant business. Telkom is currently unable to predict the amount that it may eventually be required to pay. If Telkom is required to cease these practices, divest itself of the relevant business or pay significant fines, Telkom’s business and financial condition could be materially adversely affected and its revenue and net profit could decline.
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
On November 29, 2004 the Supreme Court of Appeals granted Telcordia leave to appeal. Telcordia has since filed a notice of appeal. The appeal is set down for hearing from October 30, 2006 to

November 3, 2006. Telcordia also petitioned the United States District Court for the District of
Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal.
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
Vodacom entered into a five year management agreement with Vee Networks effective April 1,
2004, pursuant to which Vodacom would have managed Vee Networks’ cellular network operations in
Nigeria with the intention of acquiring an equity stake in the business. On May 31, 2004, however,
Vodacom announced that it had elected to terminate the management contract and abandon its plan to make an equity investment in the business of Vee Networks in Nigeria. Vodacom continued to provide technical support to Vee Networks for a period of six months, until September 30, 2004, on which date 7 employees returned to South Africa and 22 employees were employed by Vee Networks in Nigeria. In 2004 Econet Wireless Network had initiated various actions against Vee Networks and
Vee Networks’ shareholders. Vodacom was featured in some of these actions as a potential defendant in the event its acquisition of Vee Networks’ shares occurred. Since Vodacom did not acquire any shareholding in Vee Networks, no action was instituted against it by Econet Wireless Network Limited.
In December 2005, the ISPA, an association of ISPs, filed complaints against Telkom at the
Competition Commission regarding alleged anti-competitive practices on the part of Telkom.
A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed or be required to cease these practices or divest itself of the relevant business, if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The complaints deal with the cost of access to SAIX, the prices offered by TelkomInternet, the alleged delay in provision of facilities to ISPs and the alleged favorable installation timelines offered to TelkomInternet customers. The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. These matters and the amount of Telkom’s liability are not expected to be finalized within the next financial year. Telkom is currently unable to predict the amount that it may eventually be required to pay. If Telkom is required to cease these practices, divest itself of the relevant business or pay significant fines, Telkom’s business and financial condition could be materially adversely affected and its revenue and net profit could decline.
As competition continues to increase, we expect that we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and third parties.
These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies. For instance on April 17, 2003, ORION filed a complaint and launched interim proceedings against Telkom with the South African competition authorities. The complaint and proceedings relate to certain discount plans that Telkom has in place or is negotiating with some of its business customers. The complainant alleges that Telkom is specifically targeting the complainant’s customers, who would otherwise be using the complainants’ least cost routing technology, which enables fixed-to-mobile calls from corporate branch exchanges to be transferred directly to mobile networks, and that Telkom’s actions are exclusionary and based on predatory pricing. The
Competition Commission has declined to refer the complaint to the Competition Tribunal. The complainant has however referred the complaint to the tribunal. In another high court matter, Telkom has reached a settlement with 13 respondents in terms of which Telkom accepted the validity of a judgment made in October 2003 in the Pretoria High Court which found least-cost routing is legal. In
December 2003, Telkom was given leave to appeal the original ruling, an option that it has decided not to pursue. We are not currently able to predict when these disputes may be resolved or the amount that we may eventually be required to pay, however, we have not included provisions for any of these claims in our financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If we were to lose these or future legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.
We are parties to various additional proceedings and lawsuits in the ordinary course of our business, which our management does not believe will have a material adverse impact on us.
Dividend Policy
For a discussion of Telkom’s dividend policy, see Item 3. “Key Information–Dividends and
Dividend Policy.”
SIGNIFICANT CHANGES
Except as disclosed elsewhere in this annual report, there have been no significant changes in
Telkom’s business since March 31, 2006, the date of the annual financial statements included in this annual report.

Item 9.
The Offer and Listing
Markets
Telkom’s ordinary shares are listed on the JSE in the “Telecommunications Services” sector under the symbol “TKG” and ISIN Code “ZAE000044897” and its ADSs are listed on the New York Stock
Exchange, Inc. under the symbol “TKG.” The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as depositary, under the Deposit Agreement, dated as of
March 3, 2003, among Telkom, The Bank of New York, as depositary, and the registered and beneficial owners from time to time of ADRs. The following table sets forth, for the periods indicated:
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
171.00
98.45
111.50
64.01
April 2005
109.50
98.45
70.36
64.75
May 2005
116.39
106.50
73.98
66.05
June 2005
120.30
104.10
71.25
64.11
Second Quarter
July 2005
131.00
108.00
77.15
64.01
August 2005
130.00
120.00
79.98
75.25
September 2005
129.98
121.35
81.85
76.50
Third Quarter
October 2005
130.00
114.65
79.35
70.85
November 2005
145.00
125.80
86.75
77.75
December 2005
141.59
130.05
88.90
82.11
Fourth Quarter
January 2006
152.00
134.75
99.85
88.00
February 2006
171.00
148.05
111.50
98.67
March 2006
165.90
148.10
108.39
97.36
2007 Financial Year through June 30
167.85
121.05
109.50
67.42
First Quarter
April 2006
167.85
139.50
109.50
91.79
May 2006
147.00
127.51
96.40
76.90
June 2006
142.50
121.05
86.00
67.42
(1)
From March 4, 2003, the date the ordinary shares commenced trading on the JSE and the ADSs commenced trading on the NYSE through March 31, 2003.
On June 30, 2006, the last trading price of the ordinary shares as reported by the JSE was
R131.99 per share and the last trading price of the ADSs on the NYSE Composite Tape was $70.00.

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
Share Capital
Pursuant to a special resolution passed at a general meeting of Telkom held on January 16, 2003,
Telkom’s authorized and issued share capital was, with effect from March 4, 2003, altered by the conversion of one ordinary share held by the Government into one class A ordinary share with a par value of R10 and one ordinary share held by Thintana Communications into one class B ordinary share with a par value of R10. As a result, as of March 31, 2005, Telkom’s authorized share capital was R10,000,000,000, divided into 999,999,998 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of
R10, and its issued share capital was R5,570,318,190, divided into 557,031,817 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10. As of March 31, 2006, the date of Telkom’s most recent balance sheet, which is included in this annual report, Telkom’s authorized share capital was R10,000,000,000, divided into 999,999,998 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10, and its issued share capital was R5,449,448,970 divided into 544,944,897 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of
R10 and its outstanding share capital was R5,214,083,180, divided into 521,408,318 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10.

The following shows a reconciliation of shares outstanding from April 1, 2005 through
March 31, 2006:
Number of shares
Shares issued at April 1, 2005 557,031,819
Shares held in treasury at April 1, 2005 (23,566,248)
Shares outstanding at April 1, 2005 533,465,571
Shares repurchased and cancelled during 2006 financial year (12,086,920)
Shares released from treasury during 2006 financial year 29,669
Shares outstanding at March 31, 2006 521,408,320
Shares held in treasury at March 31, 2006 23,536,579
Shares issued at March 31, 2006 544,944,899
Only ordinary shares are listed on the JSE and ADSs listed on the New York Stock Exchange only represent ordinary shares. The class A and B ordinary shares are not listed on any stock exchange.
Before the alteration of Telkom’s authorized and issued share capital on March 4, 2003,
Telkom’s authorized share capital was R10,000,000,000, divided into 1,000,000,000 ordinary shares with a par value of R10 each, and its issued share capital was R5,570,318,190, divided into
557,031,819 ordinary shares with a par value of R10 each and its share premium was
R2,723,000,000. No alterations to Telkom’s share capital occurred during the five years preceding the date of this annual report, other than the alteration of Telkom’s authorized and issued share capital on March 4, 2003 and as discussed above.
All of Telkom’s issued and outstanding ordinary shares rank equally with each other and are fully paid and not subject to calls for additional payments of any kind. Except as specified in Telkom’s articles of association, selected provisions of which are described in this annual report, the class A ordinary share and the class B ordinary share rank equally with the ordinary shares.
In March 2003, the government granted share options to purchase up to 11,140,636 of its ordinary shares, representing 2% of Telkom’s issued and outstanding ordinary share capital, through the Diabo
Share Trust. The exercise price is R33.81 per share. The share options are exercisable in four equal tranches. The four tranches were exercised in September 2003, March 2004, March 2005 and March
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

Issue of Additional Shares and Pre-emptive Rights
Subject to the provisions of the South African Companies Act, 61 of 1973, the JSE Listings
Requirements and any rights or restrictions attached to any class of shares, shareholders in a general meeting may authorize the board to allot and issue shares or grant options over unissued shares to such persons at such times, and generally on such terms and conditions, and for such consideration, whether payable in cash or otherwise, as it may decide. Telkom’s shareholders granted to the board the authority to allot and issue up to 22,281,272, representing 4% of Telkom’s issued ordinary share capital, ordinary shares to the participants under Telkom’s conditional share plan in a general meeting held on January 27, 2004. There may not be any increase or reduction in Telkom’s issued share capital or that of any of its subsidiaries without the authorization of the board as a reserved matter. See Item 6. “Directors, Senior Management and Employees–Directors and Senior
Management–Reserved Matters.” No change in the number of issued class A ordinary shares or class
B ordinary shares may be made without the approval of the holder of the class A ordinary share and class B ordinary share, respectively.
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
At Telkom’s annual general meeting held on October 14, 2004, the shareholders of Telkom granted Telkom, through a special resolution, the authority for Telkom or a subsidiary of Telkom to acquire Telkom’s issued and outstanding ordinary share capital from time to time, upon such terms and conditions and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide, but always subject to the Companies Act, 61 of 1973, as amended, and the listing requirements from time to time of the JSE, which general approval shall endure until the following annual general meeting of Telkom, which was held on October 21, 2005. At this meeting, the shareholders of Telkom provided general approval for the share repurchase program until the next
Annual General Meeting or 15 months from the date of the resolution, whichever period is shorter.
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
Preemptive rights
South Africa
Under South African law, no shareholder shall have preemptive rights to purchase additional securities of a company unless the organizational documents of the company expressly grant preemptive rights. However, the Listings Requirements of the JSE require that unissued ordinary shares of a company listed on the JSE be offered first to existing shareholders in proportion to their holdings of shares of that company unless the shares are issued for the acquisition of assets. See this
Item “–Memorandum and Articles of Association–Issue of Additional Shares and Preemptive Rights.”
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
EXCHANGE CONTROLS
The following is a summary of the relevant material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all of the exchange control regulations and does not cover exchange control consequences that depend upon your particular circumstances. We recommend that you consult your own advisor about the exchange control consequences in your particular situation.
The discussion in this section is based on current South African laws and regulations. Changes in laws may alter the exchange control provisions that apply to you, possibly on a retroactive basis.
Introduction
Dealing in foreign currency, the export of capital and/or revenue, incurring of liabilities by residents to non-residents and various other exchange control matters in South Africa are regulated by the
South African exchange control regime and regulations. The South African exchange control regime forms part of the general monetary policy of South Africa. The South African exchange control regulations are issued pursuant to section 9 of the Currency and Exchanges Act, 9 of 1933.
Pursuant to the regulations, the control over South African capital and/or revenue reserves, as well as their accruals and spending, is vested in the Minister of Finance.
The Minister of Finance has delegated the administration of exchange controls to the Exchange
Control Department of the South African Reserve Bank, or Excon, which is responsible for the day to day administration and functioning of exchange controls. Excon has wide discretion but exercises its powers within certain policy guidelines and issues circulars and rulings from time to time. Within prescribed limits, authorized dealers in foreign exchange are permitted to deal in foreign exchange in accordance with the provisions and requirements of the rulings and circulars, which contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval to deal in South African assets and to invest and disinvest in South Africa in terms of the rulings and circulars.
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
The present exchange control regime in South Africa is used principally to control cross border capital movements. South African companies are not permitted to maintain foreign bank accounts and, without the approval of Excon, are generally not permitted to export capital from South Africa or to hold foreign currency. In addition, South African companies are required to obtain the approval from Excon prior to raising foreign funding on the strength of their South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South
African company’s capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a company is designated an “affected person” and certain restrictions are placed on its ability to obtain local financial assistance. Telkom is not, and has never been, designated an affected person.
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
• As an interim step towards prudential regulation, institutional investors comprised of retirement funds, long term insurers, collective investment scheme management companies and investment managers are allowed to transfer funds from South Africa for investment abroad, subject to certain limitations as follows:
• The exchange control limit on foreign portfolio investment by institutional investors is applied to an institution’s total retail assets.
• The foreign exposure of retail assets may not exceed 15% in the case of retirement funds and long term insurers and 25% in the case of collective investment scheme management companies and investment managers registered as institutional investors for exchange control purposes.
• Institutional investors will, on application, be allowed to invest an additional five per cent of their total retail assets by acquiring foreign currency denominated portfolio assets in Africa through foreign currency transfers from South Africa or by acquiring inward listed securities.

• In October 2002, the exchange control allowance for foreign direct investment into Africa was increased from R750 million to R2 billion, in line with South Africa’s commitment to the
New Partnership for Africa’s Development, or NEPAD. In order to facilitate global expansion of South African companies from a domestic base, the exchange control allowances for direct investment outside of Africa was increased from R500 million to R1 billion. In October 2004 the previous Exchange Control limits imposed on new foreign direct investments by South African companies were abolished, subject to certain provisions which relate to the Exchange Control
Department of the South African Reserve Bank’s investment criteria. Companies wishing to establish new overseas ventures or new ventures in Africa are now permitted to transfer unlimited amounts abroad in order to finance approved investments. However, the approval of
Excon is required in advance and companies will need to comply with Excon’s investment criteria in establishing such new ventures, which investment criteria include, among other things, demonstrating benefit to South Africa and control of the foreign entity. Excon has however reserved the right to stagger capital outflows relating to very large foreign investments in order to manage the potential impact on the foreign exchange market.
• Dividends repatriated from abroad by South African companies during the period
February 26, 2003 to October 26, 2004 (dividend credits) automatically form part of domestic funds and may be allowed to be retransferred abroad for the financing of approved foreign direct investments or approved expansions, but may not be transferred abroad for any other purpose.
• After October 26, 2004, a South African holding company may retain dividends declared by their offshore subsidiaries offshore, which may be used for any purpose, without any recourse to
South Africa. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred abroad at any time and used for any purpose, provided there is no recourse to
South Africa. Such funds may, however, under no circumstances be utilized to fund investments/loans into the Common Monetary Area for any purpose whatsoever via a roundtripping structure, except if invested in approved inward listed instruments, such as foreign inward listed securities issued on the JSE.
• Remittance of directors’ fees payable to persons permanently resident outside the Common
Monetary Area may be approved by authorized dealers, pursuant to the rulings.
Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained future foreign exchange commitments covering the movement of goods.
A system of exchange control allowances for the export of funds when persons emigrate has been in place in South Africa for a number of decades. Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa by way of a cash allowance R160 000 per person which is equal to a travel allowance of R160,000 per adult and R50,000 per child under 12 in a family) and a foreign capital allowance (R2,000,000 per person with a limit of R4,000,000 per family unit) and may export certain items. The balance of the emigrant’s funds are blocked and held under the control of an authorized dealer. These blocked funds may only invested in prescribed investments including:
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
• mutual funds units; or
• the South African Futures Exchange.

Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Capitalization shares and dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. Emigrants’ blocked assets may be unwound and such emigrants are entitled, on application to Excon and subject to an exiting schedule and an exit levy of 10%, to exit such blocked assets from South Africa.
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
Dividends
Other than non-cash dividends and dividends of a capital nature, which require specific Excon approval, dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable. See Item 3. “Key Information–Dividends and Dividend
Policy.”
Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the
ADSs, subject to the terms of the deposit agreement. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rands will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses. See Item 3. “Key
Information–Dividends and Dividend Policy.”
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
Although the STC is the liability of the South African resident company which declares the dividend, it would reduce the amount available for distribution. See “–Secondary tax on companies.”
Income taxes relating to shareholders
In principle, South African residents are taxed on their worldwide income regardless of the source thereof. Non-residents are, subject to certain exemptions, taxed in relation to income derived from a source within or deemed to be within the Republic of South Africa. These exemptions include normal dividends received from South African companies, such as Telkom; interest received from sources in the Republic of South Africa, including on stocks or securities issued by the government, provided the non-resident is (a) a natural person who was not physically in South Africa for more than 183 days during the particular tax year or (b) at any time in that tax year did not carry on business through a permanent establishment in South Africa.
Under South African tax law, a natural person is a resident if the person is ordinarily resident in the Republic of South Africa or, if not ordinarily resident during any particular year of assessment for tax purposes, the person was physically present in the Republic of South Africa for certain prescribed periods in the five years prior to and during the tax year in question. Non-natural persons, including companies and trusts, are deemed to be resident in the Republic of South Africa for tax purposes if they were incorporated or formed in the Republic of South Africa or have their place of effective management in the Republic of South Africa. However, a person, natural or non-natural, is not a resident of the Republic of South Africa if that person is deemed to be exclusively a resident of another country in terms of a double taxation agreement entered into between the Republic of South
Africa and that other country.
Generally, income tax is payable on the profits derived from the disposal of shares in a South
African company by residents of the Republic of South Africa if the profits derived from such disposal are of a revenue nature as opposed to a capital nature. Essentially, a profit is viewed as being of a revenue nature if it is made pursuant to the operation of a business or scheme of profit making and not incidentally or as a result of a mere realization of a share held for long-term investment purposes. In determining whether the income derived from the disposal of such shares is of a capital or revenue nature, the South African tax authorities and courts look at, among other things, the intention of the holder of the shares to determine whether the disposal gave rise to a capital or a revenue profit. Currently profits derived from the disposal of South African shares held as long-term investments are generally regarded to be profits of a capital nature and are not subject to
South African income tax, but may be subject to capital gains tax. See “–Capital gains tax” for a discussion of the imposition of capital gains tax. Generally, the distribution of profits by way of dividends paid by a South African resident company, such as Telkom, in the ordinary course, is not deductible by the company and is exempt from South African taxation for the recipient.
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
Income taxes
As discussed above, income tax is levied in the Republic of South Africa only on income which is classified to be of a revenue nature. South African companies are subject to corporate income tax of 29% of their taxable income. See “–Secondary tax on companies.”
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
Capital gains or losses are calculated separately with respect to each asset disposed of during the tax year and then aggregated to ultimately calculate the taxpayer’s total taxable capital gain or loss. Each capital gain is determined by deducting from the proceeds accruing to the taxpayer from the relevant disposal, the base cost of the asset and any portion of the proceeds already subject to income tax. The base cost includes all direct costs in respect of the acquisition, permanent improvements and disposal of the asset. The net capital gain for the tax year, in the case of natural persons and certain special trusts only, is reduced by an annual exclusion of R12,500.
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
Life assurers.
–
–
–
Individual policyholder fund
25
30
7.5
Company policyholder fund
50
29
14.5
Corporate fund
50
29
14.5
Untaxed policyholder fund
–
–
–
Companies
50
29
14.5
Permanent establishments (branches)
50
34
17
Small business corporations
50
0 – 29
0 – 14.5
Employment companies
50
34
17
Collective investment schemes
n/a
n/a
n/a
The legislation makes provision, in certain circumstances, for a set-off of capital losses against capital gains and a carry forward of capital losses.
To the extent a non-resident makes a capital gain on the disposal of shares, such gain will be taxed in South Africa only if: (a) the shares form part of the assets of a permanent establishment through which trade is carried on in South Africa or (b) the shares held by the non-resident, alone or with any connected person, represent at least 20% of the equity of a company and 80% or more of the net value of the non-trading assets of such company, such as Telkom, comprise immovable property located in South Africa. However, pursuant to the tax treaty between South Africa and the
United States, South Africa only has taxing rights to the extent that the shares disposed of form part of the business property of a permanent establishment in South Africa.

Stamp duty
South African stamp duty, or uncertificated securities tax in an electronic environment, is payable on the registration of transfer of shares, or a change in their beneficial ownership, in a South African company. South African stamp duty is generally payable where shares are not listed on a securities exchange in the Republic of South Africa at the rate of 0.25% of the arm’s length consideration payable for the shares concerned or their market value, whichever is greater. In respect of transactions involving shares listed on a securities exchange in South Africa, uncertificated securities tax is payable at the same rates as set out above on every change in beneficial ownership thereof pursuant to the Uncertificated Securities Tax Act, 31 of 1998.
South African stamp duty or uncertificated securities tax is generally payable on the registration of the transfer or change in beneficial ownership of the shares in the records of a South African company regardless of whether the transfer is executed within or outside South Africa. There are certain exceptions to the payment of stamp duty where, for example, the instrument of transfer is executed outside South Africa and registration of transfer is effected in any branch register kept by the relevant company outside of South Africa, subject to certain provisions set forth in the
South African Stamp Duties Act, 77 of 1968. Transfers of ADSs are not subject to South African stamp duty or uncertificated securities tax; however, if shares are withdrawn from the deposit facility, stamp duty or uncertificated securities tax is payable on the subsequent transfer of the shares. An acquisition of shares from the depositary by an investor in exchange for ADSs representing the shares, including an acquisition upon termination of a deposit arrangement, may render an investor liable to South
African stamp duty or uncertificated securities tax at the same rate as stamp duty or uncertificated securities tax on a subsequent transfer of shares, upon the registration of the investor as the holder or new beneficial owner of shares.
Secondary tax on companies (STC)
STC is payable in the Republic of South Africa by resident companies of the Republic of South
Africa at a rate of 12.5% based on the net amount of dividends declared by a company during any dividend cycle. The net amount of dividends declared by a company is the excess of the dividends declared by the company over the amount of certain dividends accruing to the company during the relevant dividend cycle. A dividend cycle runs from the date of accrual of a dividend to the shareholders to the next shareholder accrual date. Any excess of dividends accruing to a company in a relevant dividend cycle, excluding those foreign dividends which are not exempt from South
African income tax, over the dividends paid in such cycle are carried forward by the company to the succeeding dividend cycle as an STC credit.
The imposition of STC, together with the corporate income tax discussed above, effectively imposes a dual corporate tax system in the Republic of South Africa with the liability for each of STC and normal corporate income tax being separately determined. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC on profits distributed. STC creates a maximum effective tax rate on companies of 36.89%.
Capitalization shares awarded and distributed in lieu of cash dividends do not incur STC at that stage and listed South African companies often offer capitalization shares in lieu of cash dividends. No
South African tax, including withholding tax, is payable in respect of the receipt of these shares by the recipients thereof. However, STC will arise to the extent capitalized profits used to award the capitalization shares are subsequently paid to shareholders whether in connection with a liquidation or reconstruction of the company or a repayment of capital, including a share buy-back.

United States Tax Matters
The following discussion sets forth the material US federal income tax consequences of the ownership and disposition of our ordinary shares or ADSs relevant to US holders, and in certain circumstances, non-US holders, as of the date of this annual report. This discussion is based on the
US Internal Revenue Code of 1986, as amended, referred to herein as the Code, and existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as of the date hereof and all of which are subject to prospective or retroactive changes, which could affect the tax consequences as described below.
This discussion does not purport to address all US federal income tax consequences that may be relevant to a particular investor. This discussion applies to you only if you hold our ordinary shares or
ADSs, as applicable, as a capital asset for US federal income tax purposes, generally, assets held for investment, within the meaning of Section 1221 of the Code. This discussion does not address the tax consequences that may be relevant to you if you are a member of a class of holders subject to special rules, including:
• dealers in securities or currencies;
• traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
• banks or other financial institutions;
• insurance companies;
• tax-exempt organizations;
• persons that hold our ordinary shares or ADSs as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for US federal income tax purposes;
• persons whose functional currency for US federal income tax purposes, as defined in Section 985 of the Code is not the US Dollar;
• persons resident or ordinarily resident in South Africa;
• persons liable for alternative minimum tax;
• persons that own, or are treated as owning, directly, indirectly or constructively, ten percent or more of the total combined voting power of our ordinary shares or ADSs;
• a US expatriate or former long-term resident of the US;
• a person who acquired our ordinary shares or ADSs as compensation;
• a regulated investment company; or
• a real estate investment trust.
Further, this discussion does not address the indirect consequences to holders of equity interests in entities, for instance, partnerships, that own our ordinary shares or ADSs. In addition, this discussion does not address any aspect of US federal gift or estate tax, or the state, local or non-US tax consequences of an investment in our ordinary shares or ADSs.
For purposes of the discussion below, you are a US holder if you are a beneficial owner of our ordinary shares or ADSs who or which is:
• a citizen or resident of the United States;
• a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia;

• an estate, the income of which is subject to US federal income tax regardless of its source; or
• a trust if: (a) a court within the United States is able to exercise primary supervision over its administration and one or more US persons, as defined in Section 7701(a)(30) of the
Code, have the authority to control all substantial decisions of the trust or (b) the trust was in existence on August 20, 1996, and on August 19, 1996 was treated as a domestic trust and has elected to be treated as a US person.
A non-US holder is a beneficial owner of our ordinary shares or ADSs who is not a US holder.
Tax consequences to US holders
For US federal income tax purposes, if you are the beneficial owner of ADSs you will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs.
Distributions
Subject to the passive foreign investment company discussion below, any distributions, other than ordinary shares, distributed pro rata to a US holder with respect to our ordinary shares or ADSs will be a dividend to such US holder to the extent those distributions are made out of our current and accumulated earnings and profits, as determined for US federal income tax purposes. Any such dividend generally will be included in your gross income as foreign source dividend income on the date the distribution is received or, in the case of a US holder of ADSs, on the date of receipt by the depositary. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital, reducing your tax basis in the ordinary shares or ADSs. Any such distribution in excess of your tax basis in the ordinary shares or ADSs will be treated as capital gain and will be either long-term or short-term depending upon whether you have held the ordinary shares or ADSs for more than one year. Generally, the maximum tax rate on qualified dividends is
15% for individuals for tax years 2003 through 2008. We expect our dividends to be qualified dividends as long as our ordinary shares or ADSs continue to be readily tradable on the New York
Stock Exchange, you have held our ordinary shares or ADSs for more than 60 days during the
121-day period beginning 60 days before the ex-dividend date, and we are not a passive foreign investment company, or a PFIC, for US federal income tax purposes in the taxable year in which we pay a dividend and were not a PFIC in the preceding taxable year, provided certain other requirements are met. Each individual US holder is urged to consult his or her own tax advisor regarding the availability to him or her of the reduced dividend tax rate in light of his or her own particular situation.
Dividends paid by us will not be eligible for the dividends received deduction available to certain
US corporate shareholders. Because we do not calculate our earnings and profits under US rules, you will not be able to demonstrate that a distribution is not out of earnings and profits.
We expect to pay distributions on the ordinary shares and ADSs in South African Rands. Dividends paid in South African Rands generally will be included in your gross income in a US Dollar amount calculated by reference to the exchange rate in effect on the day you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the dividend, regardless of whether the payment is converted into US Dollars at that time. Any foreign currency gain or loss that you recognize on a subsequent conversion of Rands into US Dollars will be US source ordinary income or loss.
Dispositions
Subject to the passive foreign investment company discussion below, you generally will realize capital gain or loss upon the sale or other disposition of our ordinary shares or ADSs measured by the difference between the amount realized on the sale or other disposition and your tax basis in the ordinary shares or ADSs, which is generally your cost of the ordinary shares or ADSs reduced by any previous distributions that are not characterized as dividends. Any recognized gain or loss will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year on the date of the sale or other disposition. In general, any capital gain or loss recognized will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes. Your ability to deduct capital losses may be subject to limitations. Currently, there is a maximum tax rate of
15% on net long-term capital gains of non-corporate taxpayers with respect to transactions after May
5, 2003 through December 31, 2008.
If you receive Rands upon the sale or other disposition of our shares or ADSs, you will realize an amount equal to the US Dollar value of the Rands on the date of the sale or other disposition, or in the case of cash basis and electing accrual basis taxpayers, the settlement date. You will have a tax basis in the Rands received equal to the US Dollar amount of the Rands received. Any foreign currency gain or loss you recognize on a subsequent conversion of Rands into US Dollars generally will be US source ordinary income or loss.
You may incur South African stamp duty or MST, in connection with a subsequent registration or transfer of our ordinary shares. See Item 10. “Additional Information–Taxation–South African Tax
Matters–Stamp duty.” In such case, stamp duty or MST, as applicable, will not be a creditable tax for
US foreign tax credit purposes.
Passive foreign investment company
We do not believe that we are a PFIC for US federal tax purposes and expect to continue our operations in such a manner that we will not become a PFIC. A determination of whether a non-US company is a PFIC must be made on an annual basis, and our status could change depending among other things upon changes in our activities and assets and the activities and assets of corporations in which we own, directly or indirectly, a 25 percent or more interest. If we were to become a PFIC, US holders would generally be subject to US federal income taxes at the highest ordinary income tax rate on any excess distributions received and any gain realized from the sale or other disposition of the ordinary shares or ADSs plus an interest charge on certain taxes treated as having been deferred by US holders under the PFIC rules, regardless of whether we continue to be a PFIC.
US holders should consult their own tax advisors concerning the United States federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year, including the advisability and availability of making certain elections that may alleviate the tax consequences referred to above.
Tax consequences for non-US holders
You generally will not be subject to US federal income tax or withholding tax on dividends received from us with respect to our ordinary shares or ADSs unless that income is considered effectively connected with the conduct of a US trade or business, and if an applicable income tax treaty so requires as a condition for you to be subject to US federal income tax on a net income basis in respect of income from our ordinary shares or ADSs, as applicable, such dividends are attributable to a permanent establishment that you maintain in the United States.
You generally will not be subject to US federal income tax on any gain recognized upon the sale or exchange of our ordinary shares or ADSs, unless:
• that gain is effectively connected with the conduct of a US trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to US federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares or ADSs, as applicable, such gain is attributable to a permanent establishment maintained by you in the United States; or

• you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and either your gain is attributable to an office or other fixed place of business that you maintain in the United States or you have a tax home in the
United States.
If you are engaged in a US trade or business, the income from our ordinary shares or ADSs, including dividends and the gain from the disposition of our ordinary shares or ADSs, that is effectively connected with the conduct of that trade or business generally will be subject to regular
US federal income tax in the same manner as income of a US holder, as discussed above. In addition, if you are a corporation, your earnings and profits that are attributable to that effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or any lower rate as may be specified by an applicable tax treaty.
Information reporting and backup withholding
Backup withholding and information reporting requirements may apply to payments within the
United States on our ordinary shares or ADS, including certain payments on the proceeds of a sale or redemption of our ordinary shares or ADSs, to US holders. We, our agent, a broker, the trustee or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if the US holder fails to furnish the US holder’s taxpayer identification number, to certify that such US holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. The backup withholding rate is currently 28%, and will be 31% for amounts paid after December 31, 2010 unless Congress enacts legislation providing otherwise. US holders required to establish their exempt status must generally provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number.
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
HOLDERS AND PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES OR ADSs
SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE
US FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY
ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING
OF SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE,
LOCAL OR NON-US JURISDICTION, AND ESTATE, GIFT, AND INHERITANCE LAWS.
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
We hold or issue financial instruments to finance our operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, certain financial instruments, for example trade debtors and trade creditors, arise directly from our operations.
We finance our operations primarily with a mixture of issued share capital, retained profit and long-term and short-term loans. We use derivative financial instruments to manage our exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts.
Market Sensitive Instruments – Other than for Trading Purposes
Interest rate risk management
Interest rate risk arises from the repricing of our forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.
Our policy is to manage interest cost through the utilization of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, we make use of interest rate derivatives as approved pursuant to our group policy. Fixed rate debt represented 92.0%, 91.5% and 86.9% of our total consolidated debt as of March 31, 2006, 2005 and 2004, respectively. A debt profile of mainly fixed rate debt has been maintained to limit our exposure to interest rate increases.

The following table shows our fixed and variable rate debt for the periods indicated.
At March 31, 2006

2007
2008
2009
2010
2011
Thereafter Total
Fair value
(in ZAR millions, except percentages)
Long term debt
Telkom
Fixed rate (ZAR
denominated)
Long term debt, including
current portion
2,638 4,581 – – 1,780 2,500 11,499 10,910
Average interest rate
(1)
9.48% 16.05% – – 14.98% 15.00% 14.15%
Finance leases 5 10 16 1 11 824 867 867
Fixed rate (EURO
denominated)
Long term debt
– – – – – – – –
Average interest rate
(1)
(percentage) – – – – – – – –
Variable rate (ZAR
denominated)
Variable rate
– – – – – – – –
Average interest rate
(percentage)
(2)
Variable rate (EURO
denominated)
Variable rate
3 – – – 12 70 85 85
Average interest rate
(2) (3)
6.81% – 0.10% 0.133% 0.34%
Vodacom
(4)
Fixed (ZAR denominated)
Finance leases and other
short term debt
43 58 96 49 81 80 407 459
Fixed rate (USD
denominated)
Long term debt, including
current portion
29 – – – – – 29 29
Average interest rate
(2)
Variable rate (EURO
denominated)
Long term debt, including
current portion
29 – – – – – 29 29
Average interest rate
(3)
Variable rate (USD
denominated)
Long term debt, including
current portion
710 – – – – 46 756 756
Average interest rate (3)
Variable rate (TSH
denominated)
Long term debt, including
current portion
14 – – – – – 14 14
Average interest rate
(3)

(1) Weighted average yield to maturity.
(2) Weighted average interest rate.
(3) Variable rate equals the current reset rate applicable on reporting date.
(4) Represents Telkom’s 50% share of Vodacom’s interest bearing indebtedness.
The following table shows our interest rate swaps for the periods indicated.
At March 31, 2006
2007
2008
2009
2010
2011 Thereafter
Total
Fair value
(in ZAR millions, except percentages)
Telkom
ZAR Pay fixed, receive
floating . . . . . . . . .
– 1,000 – – – – 1,000 (106)
Average pay rate
(1) (3)
. . 14.67% – – – 14.67%
Average receive rate
(1) (3)
7.09% 7.09%
Vodacom
(2)
ZAR Receive fixed, pay
floating . . . . . . . . .
– – 47 – – 62 109 19
Average pay rate
(1) (3)
. . 9.15% – – 9.43% 9.31%
Average receive rate
(1)
. 14.90% – 15.27% 15.11%
(1) Weighted average interest rate.
(2) Represents Telkom’s 50% share of Vodacom’s indebtedness.
(3) Variable rate calculated as of March 31, 2006.
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
At March 31, 2006
2007
2008
2009
2010
2011
Thereafter Total
Fair value
(in ZAR millions, except percentages)
Telkom
Long term debt
Fixed rate (EURO
denominated)
(2)
– – – – – – –
Average interest rate
(1)
– – – – – – –
Variable rate (EURO
denominated)
(2)
3 – – 12 70 85 85
Average interest rate
(1)
6.81% – – 0.10% 0.133% 0.34% –
Accounts payable (EURO
denominated)
(2)
88 – – – – – 88 88
Accounts payable (USD
denominated)
(3)
interest free 300 – – – – 300 300
Account payable (GBP
denominated)
(4)
interest free 24 – – – – – 24 24
Vodacom
Fixed rate (USD
denominated)
(3)
29 – – – – – 29 29
Variable rate (EURO
denominated)
(2)
29 – – – – – 29 29
Variable rate (USD
denominated)
(3)
710 – – – – 46 756 756
Variable rate (TSH
denominated)
(5)
14 – – – – – 14 14
(1) Weighted average interest rate.
(2) EURO converted at the spot rate quoted on Reuters of R7.482 EURO on March 31, 2006.
(3) USD converted at the spot rate quoted on Reuters of R6.180 USD on March 31, 2006.
(4) GBP converted at the spot rate quoted on Reuters of R10.737 GBP on March 31, 2006.
(5) TSH converted at the spot rate quoted on Reuters of R0.005 TSH on March 31, 2006.

The following tables set forth our foreign currency forward exchange contracts for the periods indicated.
Forward contracts to buy foreign currencies and sell ZAR
At March 31, 2006
2007
2008
2009
2010
2011
Thereafter Total
Fair value
(ZAR)
Telkom
US Dollars
Notional Amount (millions)
1,134 – – – – – 1,134 (51)
Average contractual exchange
rate 6.51 – – – – – 6.51
EURO
Notional Amount (millions)
631 – – – – – 631 (29)
Average contractual exchange
rate 7.96 – – – – – 7.96
Pound Sterling
Notional Amount (millions)
82 – – – – – 82 (8)
Average contractual exchange
rate 11.97 – – – – – 11.97
Swedish Krona
Notional Amount (millions)
46 – – – – – 46 (1.0)
Average contractual exchange
rate
0.82 – – – – – 0.82
Japanese Yen
Notional Amount (millions)
2 – – – – – 2 (0.17)
Average contractual exchange
rate 0.06 – – – – – 0.06
Vodacom
US Dollar
Notional Amount (millions)
22 – – – – – 22 (0.3)
Average contractual exchange
rate 6.31 – – – – – 6.31
EURO
Notional Amount (millions)
604 – – – – – 604 (17)
Average contractual exchange
rate 7.81 – – – – – 7.81
Pound Sterling
Notional Amount (millions)
239 – – – – – 239 (13)
Average contractual exchange
rate 11.47 – – – – – 11.47
Swiss Franc
Notional Amount (millions)
0.03 – – – – – 0.03 –
Average contractual exchange
rate 4.89 – – – – – 4.89

Forward contracts to sell foreign currencies and buy ZAR
At March 31, 2006
2007
2008
2009
2010
2011
Thereafter Total
Fair value
(ZAR)
Telkom
US Dollars
Notional Amount (millions)
679 275 – – – – 954 140
Average contractual
exchange rate 6.59 10.94 – – – – 7.44
EURO
Notional Amount (millions)
294 – – – – – 294 (3)
Average contractual
exchange rate 7.49 – – – – – 7.49
Pound Sterling
Notional Amount (millions)
54 – – – – – 54 2.3
Average contractual
exchange rate 11.27 – – – – – 11.27
Swedish Krona
Notional Amount (millions)
22 – – – – – 22 (0.3)
Average contractual
exchange rate 0.79 – – – – – 0.79
Japanese Yen
Notional Amount (millions)
1 – – – – – 1 0.03
Average contractual
exchange rate 0.05 – – – – – 0.05
Vodacom
US Dollar
Notional Amount (millions)
0.4 – – – – – 0.4 (0.0)
Average contractual
exchange rate 6.09 – – – – – 6.09
EURO
Notional Amount (millions)
15 – – – – – 15 (0.0)
Average contractual
exchange rate 7.53 – – – – – 7.53
Pound Sterling
Notional Amount (millions)
2 – – – – – 2 0.01
Average contractual
exchange rate 10.86 – – – – – 10.86
Swiss Franc
Notional Amount (millions)
0.03 – – – – – 0.03 0.0
Average contractual
exchange rate 4.85 – – – – – 4.85
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

Credit checks are performed on all customers, other than prepaid customers, on application for new services and on an ongoing basis where appropriate.
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
We had available credit facilities not utilized of R9.5 billion as of March 31, 2006.
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
Item 15.
Controls and Procedures
We are aware of the importance of maintaining adequate disclosure controls and procedures and internal control over financial reporting and are continuously working towards improving these controls and procedures. Beginning with the year ended March 31, 2007, Section 404 of the U.S. Sarbanes-
Oxley Act of 2002 will require Telkom to include an internal control report by management with
Telkom’s Annual Report on Form 20-F. The internal control report must contain: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for Telkom; (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of its internal control over financial reporting; (3)
management’s assessment of the effectiveness of its internal control over financial reporting as of the end of its most recent fiscal year, including a statement as to whether or not its internal control over financial reporting is effective; and (4) a statement that its independent auditors have issued an attestation report on management’s assessment of its internal control over financial reporting. Telkom completed a process of risk identification and control documentation, which was benchmarked to internal control guidelines and frameworks such as the Commission of Sponsoring Organizations of the Treadway Commission and Control Objectives for Information and Related Technology, and
performing quarterly self-assessments and a series of continuous management testing. Telkom is currently in the process of remediating the necessary improvements identified during the documentation and management testing phases in preparation for the management certification and auditor attestation requirements of Section 404.
In the course of Telkom’s ongoing preparation for its Section 404 certification, Telkom and its consolidated subsidiaries have identified areas of internal control over financial reporting that may need improvement and have designed enhanced processes and controls and plan to design additional enhanced processes and controls, as necessary, to address these and any other issues that might be identified in the future. Vodacom, as a joint venture company, is not subject to the requirements of the Section 404 evaluation. In addition, we have identified errors in our consolidated financial statements and determined that it was necessary to restate our previously issued consolidated financial statements as described in note 2 of the notes to Telkom Group’s audited consolidated financial statements and note 23 of the notes to Vodacom’s audited consolidated financial statements included in this annual report and Telkom’s auditors, Ernst & Young, have notified us that they had identified two significant deficiencies under standards established by the Public
Company Accounting Oversight Board at Telkom that were reported to Telkom’s audit committee and
Vodacom’s auditors, Deloitte & Touche, have advised that they had identified two significant deficiencies under standards established by the Public Company Accounting Oversight Board at
Vodacom that were reported to Vodacom’s audit committee. Vodacom’s two significant deficiencies were also reported to Telkom’s audit committee by Ernst & Young.
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood (i.e., probability of greater than 5%) that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.
The first significant deficiency related to lease accounting with respect to Telkom’s leases/rentals for PABX systems, routers and related equipment, which Ernst & Young had identified as a significant deficiency in the 2005 financial year. Ernst & Young stated that the manner in which Telkom’s records are maintained makes it difficult to match the carrying amounts of assets with its respective lease contracts and the results of Ernst & Young’s current year audit procedures indicated that Telkom had not implemented adequate systems to enable it to analyze its rental/lease agreements in order to determine whether the substance of the agreements constitute finance leases. As a result, the lease/rental agreements may be inappropriately accounted for resulting in misstated financial results and position. Telkom has extended the project to include all systems, routers and related equipment.
The task team involving representatives from all the relevant and impacted business organizations has validated all contracts and relevant data. This project is expected to be finalized in the 2007 financial year.
The second significant deficiency related to Telkom’s outsourced network arrangements with
Nedbank and Old Mutual, which are the types of transactions Telkom intends to target in the future.
The results of Ernst & Young’s audit suggested that there were indicators that Telkom had insufficient processes (i.e. internal controls) in place to ensure that the accounting for these complex outsourced network arrangements is appropriately assessed at the time of entering into the arrangement and that there was a significant risk that a more than remote likelihood of a misstatement in the financial statements could occur and/or not be detected in a timely manner as a result of the lack of sufficient processes in this regard. Due to the unique customer requirements and creative solutions and services created, these transactions could not be billed and managed through the existing billing and reporting systems that are utilized for normal business transactions. Telkom is in the process of designing and implementing processes with appropriate and adequate internal controls to enable it to assess whether its outsourced network arrangements are appropriately accounted for in compliance with IFRS.
The first significant deficiency at Vodacom related to the failure of Vodacom Congo to perform a reconciliation between its general ledger and its financial subsidiary systems for pre-paid revenue. As part of the year end audit, management identified an unreconciled difference that, although immaterial to the Vodacom group, remained a significant deficiency since the reconciliation is a key control for the company. A reconciliation between the general ledger and the financial subsidiary systems has been implemented.
The second significant deficiency at Vodacom related to ineffective controls to ensure that the correct commencement dates were applied in the calculation of the appropriate depreciation expense on fixed assets at Vodacom Congo during the year, resulting in errors in calculations. As part of the year end audit, management sourced, reviewed and corrected the accuracy of 85%, in value, of the fixed asset commencement dates and the related expense recognition. Controls have been identified to ensure that the correct commencement dates are applied in the calculation of the appropriate depreciation expense on fixed assets and Vodacom is in the process of implementing these controls.
The auditors also noted a number of other matters involving internal control over financial reporting and its operation that they consider to be control deficiencies. Telkom is currently considering the control deficiencies and intends to take action as it considers appropriate.
As previously reported, Telkom’s auditors had also identified a number of deficiencies in the 2005 financial year. The following controls have been implemented to address the deficiencies identified during the 2005 financial year:

• Employee liabilities–Provision for sick leave. Telkom implemented a process to review all complex calculations and assumptions used in the calculation of employee liabilities on a regular basis. The key assumptions used in the calculation of employee liabilities are analyzed during the month leading up to the half-year and year-end reporting dates.
• Revision of asset useful lives. Telkom has set up an IAS 16 implementation team that focused on ensuring that the requirements of the amended IAS 16, including the assessment of useful lives on a continued basis, are adequately addressed. The objectives of the existing depreciation rate review group responsible for the review of depreciation rates has been expanded to include the review of the lengthening the useful lives of assets that are considered to be currently depreciating over a period shorter than the intended useful life. The depreciation rate review group meets at least quarterly.
• Financial statement close process. Due to the complexity and continuous changes in IFRS and
US GAAP, an internal position has been created and a senior manager has been appointed to manage Telkom’s risks involved in financial reporting and a formalized approach and procedures have been implemented.
• Employee liabilities–Team award bonus provision and computation. A formal document detailing the calculation of the return on assets and EBIT has been approved by the remuneration committee of the board on June 1, 2005 for the 2005 and 2006 financial years.
• SAP basis–Basis authorizations. The current access to these transactions has been reviewed in
April 2005 and access has been limited to SAP users based on their current business operational requirements. All SAP authorizations are reviewed on a quarterly basis as part of the authorizations.
• Monitoring of fraud risks. The responsibility of identifying fraud risks to the business is a dual responsibility of Group Finance with respect to fraud risk identification in the financial reporting area and of the Telkom asset and revenue protection services group, or TARPS, from an operational and non-financial reporting risk perspective.
A complete capability investigation and review was performed by TARPS to assess Telkom’s forensic capability for purposes of fraud management and a fraud risk identification exercise covering financial reporting and the possibility of misstatements due to fraud was also performed. A risk register has also been compiled and was presented at the June 2006 audit and risk management committee meeting.
An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness, as of March 31,
2006, the end of the period covered by this annual report, of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Based on this evaluation, and as a result of the foregoing errors and significant deficiencies that were identified, our chief executive officer and our chief financial officer concluded that, as of such date, our disclosure controls and procedures were not effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC. Except as described above, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
We may identify other conditions that may result in significant deficiencies or material weaknesses in the future, which could impact our ability to comply with Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance or our independent auditors are not able to attest as to the effectiveness of our internal control over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the U.S. Securities and Exchange Commission, or SEC. As a result, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.
Any such actions could negatively affect our results and have a significant adverse effect on our business, operations, reputation and net profit.
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
We have incorporated by reference our business code of ethics and disclosure policy as exhibits to this annual report.
Item 16C.
Principal Accountant Fees and Services
The following table sets forth the aggregate audit fees, audit related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than audit fees, audit related fees and tax fees for each of the 2006 and 2005 financial years:
Audit Related
Audit Fees
Fees
(1)
Tax Fees
All Other Fees
Total
(ZAR millions)
2005
19 1 – – 20
2006
29 6 – – 35
(1)
Audit related services mainly include services performed to assist management in assessing the status of its compliance with the Sarbanes-Oxley Act.
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
In 2004 Telkom embarked on a share repurchase program to acquire shares to be used for the
Telkom conditional share plan, and to facilitate share repurchase activities for purposes other than for the Telkom conditional share plan. The following table sets forth information with respect to Telkom’s share repurchases in the 2004, 2005 and 2006 financial years.

(a) Total
(b) Average
(c) Total
(d) Maximum
number of
price
number of
number of
shares
paid per
shares
shares
purchased
share
purchased
that may
ZAR
as part of
yet be
publicly
purchased
announced
under the
plans or
plans or
programs
programs
(1)

For the year ended March 31, 2004
March 24 to March 31, 2004  3,185,736 74.58 3,185,736 108,220,627
For the year ended March 31, 2005
June 7 to June 21, 2004 2,337,000 76.88 2,337,000 105,883,627
August 3 to August 31, 2004 7,457,094 78.69 7,457,094 98,426,533
September 1 to September 30, 2004  10,586,418 76.28 10,586,418 87,840,115
For the year ended March 31, 2006
June 29 to June 30, 2005 152,172 108.82 152,172 87,687,943
July 1 to July 29, 2005 2,659,193 120.10 2,659,193 85,028,750
August 1 to August 31, 2005 3,161,098 126.65 3,161,098 81,867,652
September 1 to September 30, 2005 6,114,457 125.32 6,114,457 75,753,195
(1)
On January 27, 2004, the shareholders of Telkom authorized, by way of general approval, Telkom, or a subsidiary of
Telkom, to acquire up to 20% of Telkom’s issued share capital, upon such terms and conditions, and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide. The repurchases are subject to the provisions of the Companies Act, 61 of 1973, as amended, and the Listing Requirements of the JSE. In terms of the South African Companies Act, 61 of 1973, as amended, a subsidiary company may not acquire more than 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled. This approval was valid until the next Annual General Meeting, which was held on October 14, 2004. At this meeting, the shareholders of Telkom provided general approval for the share repurchase program until the next Annual
General Meeting, or for 15 months from the date of the resolution, whichever period is shorter. At the following Annual
General Meeting, which was held on October 21, 2005, the shareholders of Telkom again provided general approval for the share repurchase program until the next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter. Telkom plans on continuing its share buy back strategy based on certain criteria.

PART III
Item 17.
Financial Statements
The registrant has responded to Item 18 in lieu of responding to this Item.
Item 18.
Financial Statements
See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

Item 19.
Exhibits
Documents filed as exhibits to this annual report:
Exhibits
Description
1.1
Memorandum and Articles of Association of Telkom S.A. Limited (“Telkom”)
(Incorporated by reference to Exhibit 3.1 to Telkom’s Registration Statement on
Form F-1 (File No. 333 102834) (the “F-1”))
(1)
2.1
Form of Ordinary Share Certificate (Incorporated by reference to Exhibit 4.1 to the
Form F-1)
(1)
2.2
Deposit Agreement, dated as of March 3, 2003, among Telkom, the Bank of New
York, as Depositary, and Owners and Beneficial Owners of American Depositary
Receipts issued thereunder, including the form of American Depositary Receipt
(Incorporated by reference to Exhibit 4.2 to the F-1)
(1)
4.1
Agreement, dated July 31, 2000, between Telkom and Total Facilities Management
Company (Pty) Limited (Incorporated by reference to Exhibit 10.3 to the F-1)
(1)
4.2
Exclusive Facilities Management Services Agreement, dated March 31, 2001, between Telkom and systems Applications Project (Africa) (Pty) Limited (Incorporated
by reference to Exhibit 10.4 to the F-1)
(1)
4.3
Multiparty Implementation Agreement, dated September 30, 1993, among Telkom,
Vodacom Group (Pty) Limited, Mobile Telephone Network (Pty) Limited, the
Postmaster General and the Government of the Republic of South Africa
(Incorporated by reference to Exhibit 10.5 to the F-1)
(1)
4.4
Interconnection Agreement, dated February 16, 1994, among Telkom and Vodacom
Group (Pty) Limited, as amended by agreements among Telkom, Vodacom Group
(Pty) Limited and MTN on August 22, 1996, January 12, 1998, July 21, 1998 and
September 4, 2001 (Incorporated by reference to Exhibit 10.6 to the F-1)
(1)
4.5
Interconnection Agreement, dated February 16, 1994, among Telkom and MTN, as amended by agreements among Telkom, Vodacom Group (Pty) Limited and MTN on
August 22, 1996, January 12, 1998, July 21, 1998, and September 14, 2001
(Incorporated by reference to Exhibit 10.7 to the F-1)
(1)
4.6
Interconnection Agreement, dated August 31, 2001, between Telkom SA Limited and
Cell C, as amended by agreement among Telkom, Vodacom Group (Pty) Limited and
Cell C, dated September 18, 2001 (Incorporated by reference to Exhibit 10.8 to the F-1)
(1)
4.7
Joint Venture Agreement, dated March 31, 1995, between Telkom, Vodafone Group plc, Rembrant Group Limited, Vodacom Group, Vodacom, Vodac and Vodafone
Holdings (SA) (Pty) Limited (Incorporated by reference to Exhibit 10.9 to the F-1)
(1)
4.8
Registration Rights Agreement, dated January 16, 2003, among the Minister of
Communications of the Government of the Republic of South Africa, Thintana
Communications LLC and Telkom SA Limited (Incorporated by reference to
Exhibit 10.11 to the F-1)
(1)

4.9
Telkom Conditional Share Plan (Incorporated by reference to Exhibit 4.11 to Telkom’s
Annual Report on Form 20-F for the year ended March 31, 2004)
(1)
(1)
4.10
4.11
Service Agreement between Telkom SA Limited and Sizwe Nxasana (Incorporated by reference to Exhibit 4.12 of the 20-F for the year ended March 31, 2004)
Service Agreement between Telkom SA Limited and Papi Molotsane
(2)
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
TELKOM SA LIMITED
By: /s/ Leapeetswe Rapula Radiala Molotsane
Name: Leapeetswe Rapula Radiala Molotsane
Title: Chief Executive Officer
Dated: August 4, 2006
Telkom SA Limited
Content to the consolidated annual financial statements
for the three years ended March 31, 2006
Page
Reports of the independent registered public accounting firm
F-2
Consolidated income statement
F-3
Consolidated balance sheet
F-4
Consolidated statement of changes in equity
F-5
Consolidated cash flow statement
F-6
Notes to the consolidated annual financial statements
F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TELKOM SA LIMITED

We have audited the accompanying consolidated balance sheets of Telkom SA Limited (‘Telkom’) and its subsidiaries (together ‘the Group’) as of March 31, 2006, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years then ended set out on pages F-3 to
F-98.

These financial statements are the responsibility of the Group’s directors. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Vodacom
Group (Proprietary) Limited, a 50% joint venture proportionally consolidated, which statements reflect total assets constituting 22%, 20% and 19% at March 31, 2006, 2005 and 2004, respectively, and total revenues constituting
36%, 32% and 28% for the years ended March 31, 2006, 2005 and 2004, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vodacom Group (Proprietary) Limited, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telkom SA Limited and its subsidiaries at March 31, 2006, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards, which differ in certain significant respects from U.S. generally accepted accounting principles (see Note 44 to the consolidated financial statements).

As described in Note 2 to the consolidated annual financial statements, in 2006 the Group adopted new accounting standards, IAS 16 (revised) Property, plant & equipment, IAS 17 (revised) Leases, IAS 19 (revised)
Employee benefits, IAS 24 (revised) Related party disclosures, IAS 40 (revised) Investment property, IFRS 4
Insurance contracts and IFRIC 1 Changes in existing decommissioning, restoration and similar liabilities. The
Group also changed its revenue recognition policy with regards to connection revenues to analogise to guidance issued under U.S. generally accepted accounting principles.

The consolidated annual financial statements further discloses in note 2 certain restatements affecting the Group’s balance sheets at March 31, 2005 and March 31, 2004 and the related statements of income for the years then ended. These restatements relate to changes in the application of accounting standards with regards to straight-
lining of operating leases, classification of investment properties, classification of certain derivative financial instruments and classification of non integral software.

ERNST & YOUNG
Registered Accountants and Auditors

Pretoria
South Africa
June 2, 2006

Restated
Restated
2004
2005
2006
Notes
Rm
Rm
Rm
Total revenue
3.1
41,115
43,696
48,260
Operating revenue
3.2
40,582
43,160
47,625
Other income
4
255
280
480
Operating expenses
31,499
32,179
33,428
Employee expenses
5.1
7,408
8,111
7,489
Payments to other operators
5.2
5,985
6,132
6,826
Selling, general and administrative expenses
5.3
7,665
8,824
10,273
Services rendered
5.4
2,269
2,021
2,114
Operating leases
5.5
924
803
850
Depreciation, amortisation, impairment and write-offs
5.6
7,248
6,288
5,876
Operating profit
9,338
11,261
14,677
Investment income
6
322
350
397
Finance charges
7
3,264
1,695
1,233
Interest
2,488
1,686
1,346
Foreign exchange and fair value effect
776
9
(113)
Profit before tax
6,396
9,916
13,841
Taxation
8
1,738
3,082
4,520
Profit for the year
4,658
6,834
9,321
Attributable to:
Equity holders of Telkom
4,589
6,751
9,182
Minority interest
69
83
139
4,658
6,834
9,321
Basic earnings per share (cents)
9
823.9
1,246.7
1,744.7
Diluted earnings per share (cents)
9
823.9
1,244.3
1,735.2
Dividend per share (cents)
9
90.0
110.0
900.0
Consolidated income statement
for the three years ended March 31, 2006

Consolidated balance sheet
at March 31
Restated
Restated
2004
2005
2006
Notes
Rm
Rm
Rm
Assets
Non-current assets
41,751
42,552
44,813
Property, plant and equipment
10
37,756
36,448
37,274
Intangible assets
11
1,864
3,182
3,910
Investments
12
1,567
2,277
2,894
Deferred expenses
13
213
133
254
Deferred taxation
14
351
512
481
Current assets
11,423
15,045
12,731
Other financial assets
15
1,241
5,074
275
Short-term investments
12
168
69
69
Current portion of deferred expenses
13
430
214
226
Inventories
16
520
658
814
Trade and other receivables
17
5,846
5,820
6,399
Cash and cash equivalents
18
3,218
3,210
4,948
Total assets
53,174
57,597
57,544
Equity and liabilities
Equity attributable to equity holders of Telkom
21,628
26,141
29,165
Share capital and premium
19
8,293
8,293
6,791
Treasury shares
19
(238)
(1,812)
(1,809)
Share-based compensation reserve
20
–
68
151
Non-distributable reserves
21
91
361
1,136
Retained earnings
22
13,482
19,231
22,896
Minority interest
23
200
220
301
Total equity
21,828
26,361
29,466
Non-current liabilities
16,707
13,870
12,391
Interest-bearing debt
24
12,703
9,504
7,655
Deferred taxation
14
469
947
1,068
Deferred revenue
13
1,097
959
991
Provisions
26
2,438
2,460
2,677
Current liabilities
14,639
17,366
15,687
Credit facilities utilised
18
422
909
693
Trade and other payables
27
6,007
6,782
6,103
Shareholders for dividend
7
7
4
Current portion of interest-bearing debt
24
4,051
4,499
3,468
Current portion of deferred revenue
13
1,718
1,717
1,975
Current portion of provisions
26
1,329
1,428
1,660
Income tax payable
460
1,711
1,549
Other financial liabilities
15
645
313
235
Total liabilities
31,346
31,236
28,078
Total equity and liabilities
53,174
57,597
57,544

Attributable to ordinary shareholders
Share-based Non-
compen- distri-
Share          Share Treasury sation butable Retained Minority Total
capital      premium shares reserve      reserve earnings Total interest equity
Rm Rm Rm Rm Rm Rm Rm Rm Rm
Balance at April 1, 2003
as previously reported
5,570 2,723
–                 –
(15) 10,392 18,670 194 18,864
Change in accounting policy
(Refer to note 2)
(809) (809) – (809)
Restated balance at April 1, 2003 5,570 2,723 – – (15) 9,583 17,861 194 18,055
Total recognised income
and expense for the year
9 4,589 4,598 69 4,667
Total income and expense recognised
directly in equity for the year – Fair value
adjustment on investment (Refer to note 21)
9 9 9
Profit for the year (Net of restatement
R70 million) (Refer to note 2)
4,589 4,589 69 4,658
Dividend declared of 90 cents per share
(501) (501) (54) (555)
Transfer to non-distributable reserves
(Refer to note 21)
189 (189) – –
Foreign currency translation reserve
(Refer to note 21) (net of tax R5 million)
(92) (92) (9) (101)
Purchase of treasury shares (238) (238) (238)
Restated balance at
March 31, 2004
5,570 2,723 (238)
–                91
13,482 21,628 200 21,828
Total recognised income and expense
for the year
(22) 6,751 6,729 83 6,812
Total income and expense recognised
directly in equity for the year
(22) (22) (22)
Fair value adjustment on investment
(Refer to note 21)
9 9 9
Realisation of fair value adjustment on
investment (Refer to note 21)
(31) (31) (31)
Profit for the year 6,751 6,751 83 6,834
Dividend declared of 110 cents per share (606) (606) (67) (673)
Transfer to non-distributable reserves
(Refer to note 21)
279 (279) – –
Foreign currency translation reserve
(Refer to note 21) (net of tax RNil)
13 13 (1) 12
Purchase of treasury shares (1,574) (1,574) (1,574)
Business combination (Refer to note 33) (117) (117) (117)
Net increase in share-based compensation
reserve (Refer to note 20)
68 68 68
Acquisition of subsidiary (Refer to note 33) – 5 5
Restated balance at
March 31, 2005
5,570
2,723
(1,812)
68
361
19,231
26,141
220
26,361
Total recognised income and expense –
Profit for the year
9,182
9,182
139
9,321
Dividend declared of 900 cents per share
(4,801)
(4,801)
(78)
(4,879)
Transfer to non-distributable reserves
(Refer to note 21)
716
(716)
–                                –
Foreign currency translation reserve
(Refer to note 21) (net of tax RNil)
59
59
(7)
52
Net increase in share-based
compensation reserve (Refer to note 20)
86
86
86
Acquisition of subsidiary
(Refer to note 33)
–
27
27
Shares bought back and cancelled
(Refer to note 19)
(121)
(1,381)
(1,502)
(1,502)
Shares vested and re-issued
(Refer to note 20)
3
(3)
–                                –
Balance at March 31, 2006
5,449
1,342
(1,809)
151
1,136
22,896
29,165
301
29,466
Consolidated statement of changes in equity
for the three years ended March 31, 2006

Consolidated cash flow statement
for the three years ended March 31, 2006
Restated Restated
2004 2005
2006
Notes Rm Rm
Rm
Cash flows from operating activities
13,884 15,711
9,506
Cash receipts from customers 40,520 43,561
46,958
Cash paid to suppliers and employees (24,218) (24,939)
(27,234)
Cash generated from operations 29 16,302 18,622
19,724
Interest received 469 463
482
Dividends received 6 10 14
50
Finance charges paid 30 (1,787) (1,272)
(1,316)
Taxation paid 31 (562) (1,487)
(4,550)
Cash generated from operations before dividend paid 14,432 16,340
14,390
Dividend paid 32 (548) (629)
(4,884)
Cash flows from investing activities
(5,423) (6,306)
(7,286)
Proceeds on disposal of property, plant and equipment and intangible assets 52 37
92
Proceeds on disposal of investments 29 267
493
Additions to property, plant and equipment and intangible assets (5,248) (5,880)
(7,396)
Additions to other investments (331) (592)
(475)
Acquisition of subsidiaries 33 75 (138)
–
Cash flows from financing activities
(6,481) (9,897)
(258)
Purchase of treasury shares (102) (1,710)
–
Shares bought back and cancelled – –
(1,502)
Loans raised 1,732 1,157
4,123
Loans repaid (7,428) (5,027)
(7,399)
Finance lease capital repaid (5) (13)
(24)
(Increase)/decrease in net financial assets (678) (4,304)
4,544
Net increase/(decrease) in cash and cash equivalents
1,980 (492)
1,962
Net cash and cash equivalents at beginning of the year 837 2,796
2,301
Effect of foreign exchange rate differences (21) (3)
(8)
Net cash and cash equivalents at end of the year
18 2,796 2,301
4,255
Change in comparatives
The Group reclassified R463 million of Finance costs accrued from Cash paid to suppliers and employees to Finance charges paid for the year ended
March 31, 2005 (2004: R532 million).

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
• fixed-line voice services, including subscriptions and
connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing
communications services, international voice over internet
protocol services, subscription based value-added voice
services and customer premises equipment sales and rental;
• fixed-line data services, including domestic and international data transmission services, such as point to point leased lines,
ADSL services and packet-based services, managed data
networking services and internet access and related
information technology services;
• mobile telephony through Vodacom; and
• e-commerce, including internet access service provider,
application service provider, hosting, data storage, e-mail and security services.
2.
Significant accounting policies
Basis of preparation
The financial statements comply with International Financial
Reporting Standards (‘IFRS’) of the International Accounting
Standards Board (‘IASB’) and the Companies Act of
South Africa, 1973.
The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value. Details of the Group’s significant accounting policies are set out below, and are consistent with those applied in the previous financial year except for the following:
• the Group has adopted IAS16 (revised), IAS17 (revised),
IAS24 (revised), IAS40 (revised), IFRS4 and IFRIC1, which
are applicable for financial years beginning on or after
January 1, 2005;
• the Group has early adopted the amendment to IAS19,
which is applicable for financial years beginning on or after
January 1, 2006;
• the Group has made certain voluntary changes in accounting policies related to fixed-line connection revenues; and
• the Group made certain retrospective changes to its
application of certain accounting standards.
The principal effects of these changes are discussed below.
Adoption of new and revised standards and
interpretations
The following new and revised standards and interpretations
have been adopted for the year under review:
IAS16 Property, Plant and Equipment (revised)
The revised standard clarifies that an entity should consider an item of property, plant and equipment as a combination of
various components with separate useful lives or consumption patterns. These separate components are used to calculate
depreciation, test for derecognition and for the treatment of expenditure to replace or renew a component of that item of
property, plant and equipment. All initial and subsequent costs incurred are now assessed in terms of one general recognition principle at the time they are incurred. It further confirms that the cost of an item of property, plant and equipment should
include not only the initial estimate of the costs relating to dismantlement, removal or restoration of the property at the time of installing the item, but also during the period of use for purposes other than producing inventory. The residual value, useful life and depreciation method of an asset must now be
reviewed annually. Residual values should not include expected future inflation. There is no cessation of depreciation when assets are idle. As a result of the adoption of the revised
standard in the current year the useful lives of all assets are assessed on an annual basis. The effect of the annual
assessment in the current year is that useful lives of certain categories of assets were extended which resulted in a decrease in the current year depreciation charge.
IAS17 Leases (revised)
Based on the revised standard a lease of land and buildings is required to be split into two elements – a lease of the land and a separate lease of the buildings – which are considered
separately for the purposes of lease classification. All initial direct costs incurred by a lessor in negotiating a finance lease need to be included in the initial measurement of the finance lease
receivables. Initial direct costs incurred by lessors in negotiating an operating lease are added to the carrying amount of the
leased asset and recognised over the lease term on the same
basis as the lease income. The revised standard also
distinguishes between the inception of a lease (when the lease is classified) and the commencement of the lease (when
recognition takes place). The standard provides special
transitional provisions, whereby the Group is required to apply the amendments resulting from the changes to the standard
retrospectively for all leases as it has previously applied IAS17
(revised 1997). No significant changes occurred in the
classification and measurement of leases as a result of the
adoption of the revised standard in the current year.
IAS24 Related Party Disclosures (revised)
Parent companies, investors, venturers and state-controlled
entities are no longer exempt from providing related party
disclosure in separate financial statements. The revised standard now explicitly requires the disclosure of compensation of key management personnel (which now includes non-executive
directors).
Notes to the consolidated annual financial statements
for the three years ended March 31, 2006

2. Significant accounting policies
(continued)
Adoption of new and revised standards and
interpretations
(continued)
IAS24 Related Party Disclosures (revised)
(continued)
The scope of the revised standard is extended to include,
amongst others, close family members of key management
personnel of the Group. Disclosure of related party relationships and transactions including the terms and conditions, securing of outstanding balances, the nature of the consideration payable on settlement, details of any guarantees and impairments are also required. These additional requirements are disclosed in note 40.
IAS40 Investment Property (revised)
A property interest that is held by a lessee under an operating lease that meets the definition of investment property may be treated as investment property if the operating lease is
accounted for as if it were a finance lease in accordance with
IAS17, and the lessee uses the fair value model in terms of
IAS40. This standard has not had any impact on the Group’s
financial statements.
IFRS4 Insurance Contracts
The standard applies to all insurance contracts that an entity issues, or to all reinsurance contracts that it holds. IFRS4 is the first guidance by the IASB on recognition, measurement and
disclosure of insurance contracts. The impact on the Group’s financial statements is immaterial.
IFRIC1 Changes in Existing Decommissioning,
Restoration and Similar Liabilities
Under IFRIC1 the effect of any changes to an existing obligation must be added to or deducted from the cost of the related asset and depreciated prospectively over the asset’s useful life. The impact of the interpretation is not material, as there have been no material changes to existing obligations.
Early adoption of International Financial Reporting
Standard
The following revised standard has been early adopted for the year under review:
IAS19 Employee Benefits (revised)
With effect from April 1, 2005 the Group has early adopted the amendment to IAS19. This amendment introduces an additional
recognition option for actuarial gains and losses arising in post-
employment defined benefit plans. If an entity adopts a policy of recognising actuarial gains and losses in the period in which they occur, it may recognise them outside profit or loss. The actuarial gains and losses shall be presented in a statement of changes in equity titled ‘statement of recognised income and expense’ that comprises only the items specified in
paragraph 96 of IAS1. The Group has elected not to use the new recognition option and therefore continues to recognise actuarial gains and losses only when it is in excess of the corridor. The amendment also requires additional disclosures that provide
information about trends in the assets and liabilities in a defined benefit plan and the assumptions underlying the components of the defined benefit cost. The standard has resulted in expanded disclosures relating to employee benefits (Refer to note 28).
Changes in accounting policies
Connection revenues
To ensure comparability with other telecommunications entities reporting under IFRS and to better reflect Telkom’s customer retention focus, Telkom has retrospectively changed its
accounting policy in terms of IAS8.14(b) with regards to the recognition of fixed-line installation and activation revenues.
Previously such revenue was recognised when the installation and activation of customers had occurred because it was viewed as the culmination of a separate earnings process. The revised accounting policy is to recognise such revenues (and the related costs) systematically over the expected duration of the customer relationship because it is considered to be part of the customers’
ongoing rights to telecommunication services and the operator’s continuing involvement. This treatment provides more reliable and relevant information about this transaction with the entity’s customers. The impact of the change in accounting policy is
reflected in the table at the end of this note.
Accounting pronouncements not yet adopted
The Group has not applied the following standards and
interpretations that have been issued and are not yet effective:
IAS1 Presentation of Financial Statements (revised)
This amendment is effective for annual periods beginning on or after January 1, 2007 and requires an entity to disclose
information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The disclosures include qualitative information as well as summary quantitative data about what the entity
regards as capital. The impact of this standard will entail more extensive disclosure of the Group’s capital management.
IAS21 The Effects of Changes in Foreign Exchange
Rates (revised)
The amendment on Net Investment in a Foreign Operation
requires that even if a monetary item (which is part of a net investment) is denominated in a currency which is neither that of a reporting entity or a foreign operation, the resulting
exchange difference should be recognised in equity.
This treatment is similar to the treatment where a monetary item is denominated in the currency of the reporting entity or that of a foreign operation. This amendment is effective for annual
periods beginning on or after January 1, 2006. The possible
impact of this standard is currently being evaluated.
IAS39 Financial Instruments: Recognition and
Measurement (revised)
The first amendment is intended to ensure that issuers of
financial guarantee contracts include the resulting liabilities in their balance sheet. The amendment defines a financial
guarantee contract as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt
instrument. The amendment must be applied for annual periods beginning on or after January 1, 2006 and is not expected to have a material effect.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Accounting pronouncements not yet adopted
(continued)
IAS39 Financial Instruments: Recognition and
Measurement (revised)
(continued)
The second amendment regarding cash flow hedge accounting
of forecast intragroup transactions is effective for annual periods beginning on or after January 1, 2006. This amendment is not expected to have any impact on the Group’s financial statements since the Group’s derivative transactions do not qualify for hedge accounting under the specific rules of IAS39.
The fair value option amendment to IAS39 introduces additional requirements to be met before the fair value option may be
used. The amendment is effective for annual periods beginning on or after January 1, 2006. The amendment is not expected
to have any impact on the Group’s financial statements since the
Group has not designated any financial assets or liabilities into the category ‘at fair value through profit or loss’.
IFRS7 Financial Instruments: Disclosures
An entity shall apply this standard for annual periods beginning on or after January 1, 2007. The standard requires the Group to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments for the
Group’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the
Group is exposed, and how the Group manages those risks. The principles in this IFRS complement the principles for recognising, measuring and presenting financial assets and financial liabilities in IAS32 and IAS39. The impact of this standard will be to
expand on certain disclosures relating to financial instruments.
IFRIC4 Determining Whether an Arrangement
Contains a Lease
The interpretation is effective for annual periods beginning on or after January 1, 2006. Under IFRIC4, where an entity enters
into an arrangement that depends on the use of a specific asset and conveys the right to control this specific asset, the
arrangement should be treated as a lease under IAS17. The
arrangements that are in substance leases should be assessed against criteria included in IAS17 to determine if the
arrangements should be accounted for as a finance lease or an operating lease. The interpretation provides transitional
provisions whereby the Group is not required to comply with the requirements of IAS8 regarding a change in accounting policy when first applying this interpretation. These transitional
provisions permit the Group to assess existing arrangements at the beginning of the earliest period for which comparative
information under IFRS is presented on the basis of facts and circumstances existing at the start of that period. The possible impact of this interpretation is currently being evaluated.
IFRIC7 Applying the Restatement Approach under
IAS29 Financial Reporting in Hyperinflationary
Economies
The interpretation is effective for annual periods beginning on or after March 1, 2006. Under IFRIC7 guidance is given on how to interpret the requirement ‘…stated in terms of the measuring unit current at the balance sheet date’, as well as how to
account for the opening deferred tax items in restated financial statements. The interpretation is not expected to have any
impact since the Group does not operate in a hyperinflationary economy and does not have significant investments in
hyperinflationary economies.
IFRIC8 Scope of IFRS2
The interpretation is effective for annual periods beginning on or after May 1, 2006. Under IFRIC8 guidance is given as to the
application of IFRS2 to transactions in which the Group cannot identify specifically some or all of the goods or services received.
The possible impact of this interpretation is not expected to be material since the Group has not transacted with third parties using its equity as a purchase consideration for the transaction, other than those paid to employees in share-based payment
transactions (Refer to note 28).
IFRIC9 Reassessment of Embedded Derivatives
The interpretation is effective for annual periods beginning on or after June 1, 2006. This interpretation shall be applied
retrospectively. Under IFRIC9 guidance is given as to when to assess whether an embedded derivative is required to be
separated from the host contract and accounted for as a
derivative when the entity first becomes a party to the contract and should not be reassessed unless the contract terms change to significantly modify the cash flows that would otherwise be required. The possible impact of this interpretation is currently being evaluated.
Significant accounting judgements and estimates
The preparation of financial statements requires the use of
estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.
Although these estimates are based on management’s best
knowledge of current events and actions that the Group may
undertake in the future, actual results ultimately may differ from those estimates.
The presentation of the results of operations, financial position and cash flows in the financial statements of the Group is
dependent upon and sensitive to the accounting policies,
assumptions and estimates that are used as a basis for the
preparation of these financial statements. Management has
made certain judgements in the process of applying the Group’s accounting policies. These, together with the key assumptions concerning the future, and other key sources of estimation
uncertainty at the balance sheet date, are discussed as follows:
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Significant accounting judgements and
estimates
(continued)
Property, plant and equipment and intangible assets
The useful lives of assets are based on management’s estimation.
Management considers the impact of changes in technology,
ustomer service requirements, availability of capital funding and required return on assets and equity to determine the optimum useful life expectation for each of the individual items of property, plant and equipment. Due to the rapid technological advancement in the telecommunications industry, the estimation of useful lives could differ significantly on an annual basis. The impact of the change in the expected useful life of property, plant and equipment is described more fully in note 5.6. The estimation of residual values of assets is also based on management’s judgement that the assets will be sold and what their condition will be like at that time.

For assets that incorporate both a tangible and intangible
portion, management uses judgement to assess which element
is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.
Determination of impairments of property, plant and
equipment, and intangible assets
Management is required to make judgements concerning the
cause, timing and amount of impairment. In the identification of impairment indicators, management considers the impact
of changes in current competitive conditions, cost of
capital, availability of funding, technological obsolescence, discontinuance of services and other circumstances that could indicate that an impairment exists. The Group applies the
impairment assessment to its separate cash generating units. This requires management to make significant judgements concerning the existence of impairment indicators, identification of separate cash generating units, remaining useful lives of assets and
estimates of projected cash flows and fair value less costs to sell.
Management judgement is also required when assessing whether previously recognised impairment loss should be reversed.
Where impairment indicators exist, the determination of the
recoverable amount of a cash generating unit requires
management to make assumptions to determine the fair value
less costs to sell and value in use. Key assumptions on which management has based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use include projected revenues, gross margins, average revenue per unit, earnings multiple,
capital expenditure, expected customer bases and market share.
The judgements, assumptions and methodologies used can have
a material impact on the fair value and ultimately the amount of any impairment.
Financial assets
At each balance sheet date management assesses whether there are indicators of impairment of financial assets, including equity investments. If such evidence exists, the estimated present value of the future cash flows of that asset is determined.
Management judgement is required when determining the
expected future cash flows. To determine whether impairment is prolonged, relies heavily on an assessment by management
regarding the future prospects of the investee. In measuring impairments, quoted market prices are used, if available, or projected business plan information from the investee for those financial assets not carried at fair value.
Impairment of receivables
An impairment is raised for estimated losses on trade receivables that are deemed to contain a collection risk. The impairment is based on an assessment of the extent to which customers have defaulted on payments already due and an assessment of their ability to make payments based on credit worthiness and
historical write-offs experience. Should the financial condition of the customers change, actual write-offs could differ significantly from the impairment.
Taxation
Management judgement is exercised when determining the
probability of future taxable profits which will determine whether deferred tax assets should be recognised or derecognised. The utilisation of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, taking into
account any legal restrictions on the length and nature of the taxation asset. When deciding whether to recognise unutilised taxation credits, management needs to determine the extent
that future payments are likely to be available for set-off. In the event that the assessment of future payments and future
utilisation changes, the change in the recognised deferred
taxation must be recognised in profit or loss.
The tax rules and regulations in South Africa as well as the other
African countries within which the group operates are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects South African tax laws to further develop through changes in South Africa’s existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases.
The growth of the Group, following its geographical expansion into other African countries over the past few years, has made the estimation and judgement more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependant on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates.
Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the income statement and taxation
payments. Group entities are subject to evaluation, by the
relevant tax authorities, of its direct and indirect tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the
resolution of the disputes could result in an obligation for the
Group that exceeds management’s estimate.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Significant accounting judgements and
estimates
(continued)
Employee benefits
The Group provides defined benefit plans for certain post-
employment benefits. The Group’s net obligation in respect of defined benefits is calculated separately for each plan by
estimating the amount of future benefits earned in return for services rendered. The obligation and assets related to each of the post-retirement benefits are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 28. The assumptions determined by management make
use of information obtained from the Group’s employment
agreements with staff and pensioners, market related returns on similar investments, market related discount rates and other available information. The assumptions concerning the expected return on assets and expected change in liabilities are
determined on a uniform basis, considering long-term historical returns and future estimates of returns and medical inflation expectations. In the event that further changes in assumptions are required, the future amounts of post-retirement benefits may be affected materially.
The discount rate reflects the average timing of the estimated defined benefit payments. The discount rate is based on zero coupon
South African government bonds with a duration and maturity of
20 years as reported by the Bond Exchange of South Africa. The discount rate is expected to follow the trend of inflation.
Telkom provides equity compensation in the form of the Telkom
Conditional Share Plan to its employees. The related expense and reserve are determined through an actuarial valuation,
which relies heavily on assumptions as disclosed in note 28. The assumptions include employee turnover percentages and
whether specified performance criteria will be met. Changes to these assumptions could affect the fair value of the shares and compensation expense as calculated by the actuary.
Provisions and contingent liabilities
Management judgement is required when recognising and
measuring provisions and when measuring contingent liabilities as set out in notes 26 and 36. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the
liability, all of which requires management judgement. The
Group is required to record provisions for legal contingencies when the occurrence of the contingency is probable and the
amount of the loss can be reasonably estimated. Liabilities
provided for legal matters require judgements regarding
projected outcomes and ranges of losses based on historical
experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.
Revenue recognition
To reflect the substance of each transaction, revenue recognition criteria are applied to each separately identifiable component of a transaction. In order to account for multiple-element revenue arrangements in developing its accounting policies, the Group considered the guidance contained in the United States Financial
Accounting Standards Board (‘FASB’) Emerging Issues Task Force
No 00-21 Revenue Arrangements with Multiple Deliverables.
Judgement is required to separate those revenue arrangements that contain the delivery of bundled products or services into individual units of accounting, each with its own earnings process, when the delivered item has stand-alone value and the
undelivered item has fair value. Further judgement is required to determine the relative fair values of each separate unit of
accounting to be allocated to the total arrangement consideration.
Changes in the relative fair values could affect the allocation of arrangement consideration between the various revenue streams.
Judgement is also required to determine the expected customer relationship period.
Any changes in these assessments may have a significant impact on revenue and deferred revenue.
Asset retirement obligations
Management judgement is exercised when determining the
present value of expected future cash flows when the obligation to dismantle or restore the site arises, as well as the estimated useful life of the related asset.
Summary of significant accounting policies
Basis of consolidation
The consolidated financial statements include those of Telkom, its subsidiaries and joint ventures. Subsidiaries are those entities over whose financial and operating policies the Group has the ability to exercise control, so as to obtain benefits from their activities. Joint ventures are those enterprises over which the
Group exercises joint control in terms of a contractual
agreement. Joint ventures are accounted for using the
proportionate consolidation method on a line-by-line basis. Intra-
group balances and transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Transactions with jointly controlled entities together with related unrealised gains and losses and resulting balances are eliminated to the extent of the Group’s interest in the entities. Business
combinations are accounted for using the purchase method of
accounting. On acquisition of a subsidiary or joint venture, any excess of the purchase price over the fair value of the Group’s interest in the net assets is recognised as goodwill. Minority interests are calculated on the fair value of assets and liabilities.
Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Property, plant and equipment
The cost of an item of property, plant and equipment is
recognised as an asset if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment
losses. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. Depreciation is charged from the date the asset is available for use on a straight-line basis over the estimated useful life and ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognised. Idle assets continue to attract
depreciation. The estimated useful life of individual assets and the depreciation method thereof are reviewed on an annual
basis. The depreciable amount is determined after taking into account the residual value of the asset. The residual value is the estimated amount that the Group would currently obtain from
the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the
condition expected at the end of its useful life. The residual values of assets are reviewed on an annual basis.
Assets under construction represents freehold buildings,
operating software, network and support equipment and
includes all direct expenditure as well as related borrowing costs capitalised, but excludes the costs of abnormal amounts of
waste material, labour, or other resources incurred in the
production of self-constructed assets.
Freehold land is stated at cost and is not depreciated. Amounts paid by the Group on improvements to assets which are held in terms of operating lease agreements are depreciated on a
straight-line basis over the shorter of the remaining useful life of the applicable asset or the remainder of the lease period. Where it is reasonably certain that the lease agreement will be
renewed, the lease period equals the period of the initial
agreement plus the renewal periods.
The estimated useful lives assigned to groups of property, plant and equipment are:
Years
Freehold buildings
15 to 50
Leasehold buildings
10 to 25
Network equipment
Cables
15 to 40
Switching equipment
5 to 15
Transmission equipment
5 to 15
Other
2 to 25
Support equipment
8 to 10
Furniture and office equipment
5 to 10
Data processing equipment and software
5 to 7
Other
2 to 10
An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.
Assets held under finance leases are depreciated over their
expected useful lives on the same basis as owned assets or,
where shorter, the term of the relevant lease if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.
Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale in accordance with IFRS5 Non-
current Assets Held for Sale and Discontinued Operations or the
date the asset is derecognised.
Impairment of non-current assets
The Group regularly reviews its assets, other than financial instruments, and cash-generating units for any indication of impairment. When indicators, including changes in technology, market, economic, legal and operating environments occur and could result in changes of the asset’s or cash-generating units estimated recoverable amount, an impairment test is performed.
The recoverable amount of assets or cash-generating units is measured using the higher of the fair value less costs to sell and its value in use, which is the present value of projected cash flows covering the remaining useful lives of the assets.
Impairment losses are recognised when the asset’s carrying
value exceeds its estimated recoverable amount. Where
applicable, the recoverable amount is determined for the cash-
generating unit to which the asset belongs.
Previously recognised impairment losses, other than for
goodwill, are reviewed annually for any indication that it may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated. Such
impairment losses are reversed through the income statement if the recoverable amount has increased as a result of a change in the estimates used to determine the recoverable amount, but
not to an amount higher than the carrying amount that would
have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years.
Asset retirement obligations
Asset retirement obligations related to property, plant and
equipment and intangible assets are provided for at the present value of expected future cash flows when the obligation to
dismantle or restore the site arises. The increase in the related asset’s carrying value is depreciated over its estimated useful life. The unwinding of the discount is included in finance charges.
Asset retirement obligations are reviewed annually and changes in the liability are added to, or deducted from, the cost of the reflected asset. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in profit and loss.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Asset retirement obligations
(continued)
Changes in the measurement of an existing liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the liability, or a change in the discount rate, are accounted for as follows:
• changes in the liability are added to, or deducted from, the cost of the reflected asset. If the amount deducted exceeds
the carrying amount of the asset, the excess is recognised
immediately in profit and loss.
• adjustments that result in additions to the cost of assets, are tested for impairment if it is considered that the new carrying value of the asset is not fully recoverable.
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
Licences, software, trademarks, copyrights and other
Licences, software, trademarks, copyrights and other intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation commences when
the intangible assets are available for their intended use and is recognised on a straight-line basis over the assets’ expected useful lives. Amortisation ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognised. The residual value of intangible assets is the estimated amount that the Group would currently obtain from
the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the
condition expected at the end of its useful life. The residual value is assumed to be zero unless there is a commitment by a third party to purchase the asset at the end of its useful life or when there is an active market that is likely to exist at the end of the assets useful life, which can be used to estimate the residual values. The residual values of intangible assets and their useful lives are reviewed on an annual basis.
Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment
annually either individually or at the cash-generating unit level.
Such intangibles are not amortised. The useful life of an
intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.
Assets under construction represent application and other non integral software and includes all direct expenditure as well as related borrowing costs capitalised, but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets.
Intangible assets are derecognised when they have been disposed of or when the asset is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an asset are recognised in the income statement in the year in which they arise.
The expected useful lives assigned to intangible assets are:
Years
Licences
5 to 30
Software
2 to 8
Trademarks, copyrights and other
3 to 15
Repairs and maintenance
The Group expenses all costs associated with the repair and
maintenance of its telecommunications network, unless it is
probable that such costs would result in future economic benefits flowing to the Group, and the costs can be reliably measured.
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
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a
complete sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets’ previous carrying amount and fair value less cost to sell.
Inventories
Installation material, maintenance and network equipment
inventories are stated at the lower of cost, determined on a weighted average basis, or estimated net realisable value.
Merchandise inventories are stated at the lower of cost,
determined on a first-in first-out (‘FIFO’) basis, or estimated net realisable value. Write-down of inventories arises when, for example, goods are damaged or when net realisable value is
lower than carrying value.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Financial instruments
Recognition and initial measurement
All financial instruments are initially recognised at fair value, plus, in the case of financial assets and liabilities not at fair value through profit or loss, transaction costs that are directly
attributable to the acquisition or issue. Financial instruments are recognised when the Group becomes a party to their contractual arrangements. All regular way transactions are accounted for on settlement date. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.
Subsequent measurement
Subsequent to initial recognition, the Group classifies financial assets as ‘at fair value through profit or loss’, ‘held-to-maturity investments’, ‘loans and receivables’, or ‘available-for-sale’. The measurement of each is set out below.
Financial assets at fair value through profit or loss
The Group classifies financial assets that are held for trading in the category 'financial assets at fair value through profit or loss’.
Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives not designated as hedges are also classified as held for trading.
Gains or losses on held for trading financial assets are recognised in net finance charges for the year.
Held-to-maturity assets
The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity dates as held-to-
maturity when the Group has the positive intention and ability to hold to maturity. These assets are subsequently measured at
amortised cost. Amortised cost is computed as the amount
initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method.
This calculation includes all fees paid or received between parties to the contract. For investments carried at amortised cost, gains and losses are recognised in net profit or loss when the
investments are sold or impaired.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the
effective interest method.
Available-for-sale financial assets
Available-for-sale financial assets are those non-derivative assets that are designated as available-for-sale, or are not classified in any of the three preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains and losses being recognised as a separate component of equity.
Financial liabilities
Subsequent to initial recognition, the Group measures all
financial liabilities, including trade and other payables, at amortised cost using the effective interest rate method, except for financial liabilities held at fair value through profit and loss.
Such liabilities, including derivative liabilities, are measured at fair value, with gains and losses arising on the change in fair value recognised in net finance charges for the year. Financial liabilities are classified as held for trading if they are acquired for the purpose of purchasing in the near term.

The fair value of financial assets and liabilities that are actively traded in financial markets is determined by reference to quoted market prices at the close of business on the balance sheet date.
Where there is no active market, fair value is determined using valuation techniques such as discounted cash flow analysis.
Listed investments
Listed investments are subsequently measured at fair value,
which is calculated by reference to the quoted selling price at the close of business on the balance sheet date.
Trade and other receivables
Trade and other receivables are classified as ‘loans and
receivables’. Short-term trade receivables are subsequently
measured at the original invoice amount where the effect of
discounting is not material. Long-term trade receivables are subsequently measured at amortised cost.
Bills of exchange and promissory notes
Bills of exchange and promissory notes classified as held to maturity are measured at amortised cost using the effective
interest rate method. Those that do not have a fixed maturity are measured at cost. Bills of exchange held as trading
instruments are classified as at fair value through profit or loss.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, deposits held on call and term deposits with an initial maturity of less than three months.
For the purpose of the cash flow statement, cash and cash
equivalents consist of cash and cash equivalents defined above, net of credit facilities utilised.
Derivative financial instruments
All derivative financial instruments are measured at fair value subsequent to initial recognition with gains and losses taken to finance charges.
The estimated fair values of derivatives are determined based on relevant market information. These estimates are calculated
with reference to the market rates using industry standard
valuation techniques.
The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap contracts are determined as the present value of the net future interest cash flows. The fair value of currency swaps is
determined with reference to the present value of expected
future cash flows. The Group’s derivative transactions, while providing effective economic hedges under the risk management policies, do not qualify for hedge accounting under the specific rules of IAS39.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Financial instruments
(continued)
Repurchase agreements
Securities sold under repurchase agreements are not
derecognised. These transactions are treated as collateralised arrangements and classified as non-trading liabilities and carried at amortised cost.
Securities purchased under repurchase agreements are not
recognised. These transactions are treated as collateralised lending arrangements and classified as loans and receivables.
Loans are recorded at amortised cost.
All associated finance charges are taken to the income statement.
Capital and money market transactions
New bonds and commercial paper bills issued are subsequently measured at amortised cost using the effective interest rate method.
Bonds and commercial paper bills are derecognised when the
obligation specified in the contract is discharged. The difference between the carrying value of the bond and the amount paid to extinguish the obligation is included in finance charges.
Bonds issued where Telkom is a buyer and seller of last resort are carried at fair value. The Group does not actively trade in bonds.
Derecognition
A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the Group’s contractual rights expire or financial assets are transferred.
On derecognition of a financial asset or liability, the difference between the consideration and the carrying amount on the
settlement date is included in finance charges for the year. For available-for-sale assets, the fair value adjustment relating to prior revaluations of assets is transferred from equity and
recognised in finance charges for the year.
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
If, in a subsequent period, the amount of the impairment loss for financial assets other than those classified as available-for-sale and those carried at cost, decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is
recognised in the income statement, to the extent that the
carrying value of the asset does not exceed its amortised cost at the reversal date. Impairments of available-for-sale financial assets and those carried at cost are not reversed through profit and loss.
Foreign currencies
Each entity within the Group determines its functional currency. The
Group’s presentation currency is the South African Rand (‘ZAR’).
Transactions denominated in foreign currencies are measured at the rate of exchange at transaction date. Monetary items
denominated in foreign currencies are remeasured at the rate of exchange at settlement date or balance sheet date. Realised and unrealised gains and losses on foreign exchange are included in finance charges.
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
Gains and losses on the translation of loans to foreign
operations that are part of the net investment in the foreign operation are recognised in equity if the loans are denominated in one of the entities’ functional currencies. If the loans are denominated in a third currency, gains or losses are recognised in the income statement.
Goodwill and intangible assets and liabilities arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the foreign exchange rates ruling at balance sheet date.
Treasury shares
Where a group entity acquires or in substance acquires Telkom shares, such shares are measured at cost and disclosed as a
reduction of equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Such shares are not remeasured for changes in their fair value.
Insurance contracts
Premiums written comprise the premiums on insurance contracts entered into during the year, irrespective of whether they relate in whole or in part to a later accounting period. Premiums are accounted for gross of commission to intermediaries and exclude
Value Added Tax. Premiums written include adjustments to
premiums written in prior accounting periods. Outward
reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance business assumed. The net earned portion of premiums received is
recognised as revenue. Premiums are earned from the date of
attachment of risk, over the indemnity period, based on the
pattern of risks underwritten. Outward reinsurance premiums are recognised as an expense in accordance with the pattern of
indemnity received.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Insurance contracts
(continued)
The provision for unearned premiums comprises the proportion of premiums written which is estimated to be earned in
subsequent financial years, computed separately for each
insurance contract using a time proportionate basis or another suitable basis for uneven risk contracts.
Claims incurred consist of claims and claims handling expenses paid during the financial year together with the movement in the provision for outstanding claims. Claims outstanding comprise provisions for the Group’s estimate of the ultimate cost of
settling all claims incurred but unpaid at the balance sheet date whether reported or not, and an appropriate risk margin.
A reserve in equity is made for the full amount of the
contingency reserve as required by the regulatory authorities in
South Africa. Transfers to and from this reserve are treated as appropriations of retained income.
Taxation
Current taxation
The charge for current taxation is based on the results for the year and is adjusted for non-taxable income and non-deductible
expenditure. Current taxation is measured at the amount
expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred taxation
Deferred taxation is accounted for using the balance sheet
liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unused tax credits and deductible temporary differences can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is
realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.
Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
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
Employee benefits
Post-employment benefits
The Group provides defined benefit and defined contribution
plans for the benefit of employees. These plans are funded by the employees and the Group, taking into account
recommendations of the independent actuaries. The post-
retirement telephone rebate liability is unfunded.
Defined contribution plans
The Group’s funding of the defined contribution plans is charged to employee expenses in the same year as the related service is provided.
Defined benefit plans
The Group provides defined benefit plans for pension,
retirement, post-retirement medical aid benefits and telephone rebates to qualifying employees. The Group’s net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered.
The amount recognised in the balance sheet represents the
present value of the defined benefit obligations, calculated by using the projected unit credit method, as adjusted for
unrecognised actuarial gains and losses, unrecognised past
service costs and reduced by the fair value of plan assets. The amount of any surplus recognised is limited to unrecognised
actuarial losses and past service costs plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty as to the entitlement to the surplus (i.e. no economic benefit is available), no asset is recognised. No gain is recognised solely as a result of an
actuarial loss or past service cost in the current period and no loss is recognised solely as a result of an actuarial gain or past service cost in the current period.
Actuarial gains and losses are recognised as employee expenses when the cumulative unrecognised gains and losses for each
individual plan exceed 10% of the greater of the present value of the Group’s obligation and the fair value of plan assets. These gains or losses are amortised on a straight-line basis over ten years for all the defined benefit plans.
Past service costs are recognised immediately to the extent
that the benefits are vested, otherwise they are recognised on a straight-line basis over the average period the benefits
become vested.
Leave benefits
Annual leave is provided for over the period that the leave
accrues and is subject to a cap of 25 days.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Employee benefits
(continued)
Workforce reduction
Workforce reduction expenses are payable when employment is
terminated before the normal retirement age or when an
employee accepts voluntary redundancy in exchange for
benefits. Workforce reduction benefits are recognised when the entity is demonstrably committed and it is probable that the expenses will be incurred.
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
Short-term employee benefits
The cost of all short-term employee benefits is recognised during the year the employees render services, unless the Group uses the services of employees in the construction of an asset and the benefits received meet the recognition criteria of an asset, at which stage it is included as part of the related property, plant and equipment item.
Long-term incentive provision
The Vodacom group provides long-term incentives to eligible
employees payable on termination or retirement. The Group’s
liability is based on an actuarial valuation. Actuarial gains and losses are recognised as employee expenses when the
cumulative unrecognised gains and losses for each individual plan exceed 10% of the greater of the present value of the
Group’s obligation and the fair value of plan assets. These gains or losses are amortised on a straight-line basis over ten years.
Provisions
Provisions are recognised when the Group has a present
obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the
amount of the obligation. Provisions are reviewed at each
balance sheet date and adjusted to reflect the current best
estimate. Where the effect of the time value of money is
material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.
Deferred revenue and expenses
Activation revenue and costs are recognised in accordance with the principles contained in Emerging Issues Task Force Issue
No. 00-21, Revenue Arrangements with Multiple Deliverables
(‘EITF 00-21’), issued in the United States. This results in activation revenue and costs up to the amount of the deferred revenue being deferred and recognised systematically over the expected duration of the customer relationship because it is considered to be part of the customers’ ongoing rights to
telecommunication services and the operator’s continuing
involvement. The excess of the costs over revenues is expensed immediately.
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
Fixed-line
Subscriptions, connections and other usage
The Group provides telephone and data communication services under postpaid and prepaid payment arrangements. Revenue
includes fees for installation and activation, which are deferred over the expected customer relationship period. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the expected
average customer relationship period. All other installation and activation costs are expensed as incurred.
Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the
subscription period.
Revenue related to sale of communication equipment, products and value-added services is recognised upon delivery and
acceptance of the product or service.
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
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Operating revenue
(continued)
Fixed-line
(continued)
Traffic (Domestic, Fixed-to-mobile and International)
(continued)
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
Interconnection
Interconnection revenue for call termination, call transit, and network usage is recognised in the year the traffic occurs.
Data
The Group provides data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for
installation and activation, which are deferred over the expected average customer relationship period. Costs incurred on first time installations that form an integral part of the network are
capitalised and depreciated over the life of the expected average customer relationship period. All other installation and activation costs are expensed as incurred. Postpaid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.
Directory services
Revenue is recognised when paper directories are released for distribution, as the significant risks and rewards have passed.
Electronic directories’ revenue is recognised on a monthly basis, as earned.
Other
Other revenue is recognised when the economic benefit flows to the entity and the earnings process is complete.
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
• Revenue from the SIM-card is recognised over the period of the average customer relationship of a prepaid customer.
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
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2.
Significant accounting policies
(continued)
Operating revenue
(continued)
Interest on debtor’s accounts
Interest is raised on overdue accounts on a time proportion basis and recognised in the income statement.
Leases
The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification.
Initial direct costs incurred in negotiating and securing lease arrangements are added to the amount recognised as an asset.
Operating lease payments are recognised in the income
statement on a straight-line basis over the lease term. Assets subject to operating leases are presented according to the nature of the asset.
Assets acquired in terms of finance leases are capitalised at the lower of fair value or the net present value of the minimum lease payments at inception of the lease and depreciated over the
lesser of the useful life of the asset or the lease term. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease finance costs are amortised in the income statement over the lease term using the effective interest rate method. Where a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognised in the income
statement over the term of the lease.
Where the Group is the lessor, assets held under a finance lease are recognised in the balance sheet and presented as a
receivable at an amount equal to the net investment in the
lease. The recognition of finance income is based on a pattern reflecting a constant periodic rate of return on the net
investment in the finance lease.
Segmental reporting
The Group is managed in two business segments, which form
the primary segment reporting basis: Fixed-line and Mobile. The
Group’s two segments operate mainly in South Africa, but the mobile segment has businesses in certain other African
countries. The geographical location of the Group’s customers has been identified as the secondary basis of segment reporting.
The basis of segment reporting is representative of the Group’s internal reporting structure.
The Fixed-line business segment provides local telephony,
domestic and international long-distance services as well as leased lines, data transmission, directory services and internet access.
The Mobile business segment provides mobile telephony services as well as the sale of mobile equipment.
Inter-segment sales are accounted for in the same way as sales to third parties at current market prices.
Marketing
Marketing costs are recognised as an expense as incurred.
Incentives
Incentives paid to service providers and dealers for products delivered to the customer are expensed as incurred. Incentives paid to service providers and dealers for new activations and retention of existing customers for services delivered are
expensed in the period that the related revenue is recognised.

Distribution incentives paid to service providers and dealers for exclusivity are deferred and expensed over the contractual
relationship period.
Prior period errors
The Group made certain retrospective changes to its application of certain accounting standards. The changes were:
• Lease payments and receipts under operating leases have been restated in order to recognise the expenses and income on a
straight-line basis over the lease terms. This ensures that the income statement charge/income is more representative of the time pattern of the operating lease benefit/cost to the Group.
The Group previously recognised the expenses and the income
based on the amount paid or payable and received or
receivable for each period. The restatement impacts the Group’s results for the years ended March 31, 2005 and 2004.
• IT Software items have been reclassified from Property, plant and equipment to Intangible assets and the related
depreciation from Depreciation to Amortisation. The Group
has identified and recorded certain software that was
previously included as part of Property, plant and equipment as a separate intangible asset because it is not considered an integral part of the related hardware;
• Investment properties have been restated to Property, plant and equipment. The Vodacom Group previously classified its
Vodaworld property as an investment property. However, the
primary purpose of the property is to service and connect
Vodacom customers. The property, therefore, does not meet
the criteria of IAS 40: Investment Property, i.e. to earn
rentals or for capital appreciation; and
• Other financial assets and liabilities, previously classified as non-
current, have been reclassified to current assets and liabilities, as they represent derivatives classified as held for trading.
The following table reflects the values of the different line items prior and subsequent to the change in accounting policy and
prior period errors as discussed in this note:
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2.
Significant accounting policies
(continued)
Change in
accounting
policy
Prior period errors
Balances
Financial
Balances
as previously
Revenue
Operating
Investment
assets/
as
reported
recognition
leases
Software
properties
liabilities
restated
Rm
Rm
Rm
Rm
Rm
Rm
Rm
March 31, 2004
Income statement
Operating revenue
40,484
98
40,582
Selling, general and
administrative expenses
7,660
5
7,665
Taxation
1,711
29
(2)
1,738
Profit attributable to equity
holders of Telkom
4,523
69
(3)
4,589
Balance sheet
Non-current assets
Property, plant and equipment
39,024
(1,300)
32
37,756
Investment properties
32
(32)
–
Intangible assets
564
1,300
1,864
Other financial assets
1,101
(1,101)
–
Deferred expenses
202
11
213
Current assets
Other financial assets
140
1,101
1,241
Equity
Retained earnings
14,225
(713)
(30)
13,482
Non-current liabilities
Deferred taxation
773
(291)
(13)
469
Deferred revenue
353
690
54
1,097
Other financial liabilities
153
(153)
–
Current liabilities
Current portion of deferred
revenue
1,404
314
1,718
Other financial liabilities
492
153

2.
Significant accounting policies
(continued)
Change in
accounting
policy
Prior period errors
Balances
Financial
Balances
as previously
Revenue
Operating
Investment
assets/
as
reported
recognition
leases
Software
properties
liabilities
restated
Rm
Rm
Rm
Rm
Rm
Rm
Rm
March 31, 2005
Income statement
Operating revenue
43,117
43
43,160
Selling, general and
administrative expenses
8,820
4
8,824
Taxation
3,071
12
(1)
3,082
Profit attributable to equity
holders of Telkom
6,723
31
(3)
6,751
Balance sheet
Non-current assets
Property, plant and equipment
39,073
(2,650)
25
36,448
Investment properties
25
(25)
–
Intangible assets
532
2,650
3,182
Other financial assets
134
(134)
–
Deferred expenses
118
15
133
Current assets
Other financial assets
4,940
134
5,074
Equity
Retained earnings
19,946
(682)
(33)
19,231
Non-current liabilities
Deferred taxation
1,239
(279)
(13)
947
Deferred revenue
260
638
61
959
Other financial liabilities
83
(83)
–
Current liabilities
Current portion of deferred
revenue
1,394
323
1,717
Other financial liabilities
230
83
313
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004 2005
2006
Rm Rm
Rm
3.
Revenue
3.1 Total revenue
41,115 43,696
48,260
Operating revenue 40,582 43,160
47,625
Other income (excluding profit on disposal of
property, plant and equipment and investments, refer to note 4)
211 186
238
Investment income (Refer to note 6) 322 350
397
3.2 Operating revenue
40,582 43,160
47,625
Fixed-line 30,541 30,888
32,039
Mobile 10,041 12,272
15,586
Fixed-line 30,541 30,888
32,039
Subscriptions, connections and other usage 5,117 5,385
5,803
Traffic 18,313 17,723
17,534
Domestic (local and long distance) 9,680 9,286
8,886
Fixed-to-mobile 7,321 7,302
7,647
International (outgoing) 1,312 1,135
1,001
Interconnection 1,441 1,320
1,433
Data 4,792 5,484
6,223
Directories and other 878 976
1,046
Change in comparatives
Operating revenue has increased by R43 million in 2005
(2004: R98 million) due to the change in fixed-line policy for recognising connection revenues (Refer to note 2).
4.
Other income
255 280
480
Other income (Included in Total revenue, refer to note 3) 211 186
238
Interest received from debtors 157 129
136
Sundry income 54 57
102
Profit on disposal of property, plant and equipment and intangible assets 19 30
79
Profit on disposal of investment 25 64
163
Sundry income includes rental received for the partial sub-letting of commercial properties (Refer to note 35).
The profit on disposal of property, plant and equipment and intangible assets is mainly due to the sale of land and buildings as part of the
Group’s strategy of selling non-core properties as well as a profit realised on the trade-in of software licenses as part of an upgrade of reporting software utilised.

2004
2005
2006
Rm
Rm
Rm
5.
Operating expenses
Operating expenses comprise:
5.1 Employee expenses
7,408
8,111
7,489
Salaries and wages
5,424
5,573
5,566
Medical aid contributions
408
406
371
Retirement contributions (Refer to note 28)
466
474
435
Post-retirement pension and retirement fund (Refer to note 28)
22
12
(58)
Current service cost
3
3
4
Interest cost
297
320
364
Expected return on plan assets
(452)
(360)
(454)
Actuarial losses
2
34
78
Asset limitation
172
15
(50)
Post-retirement medical aid (Refer to note 26 and 28)
272
182
361
Current service cost
24
27
48
Interest cost
249
249
249
Actuarial loss
–
–
63
Settlement (gain)/loss
(3)
18
7
Curtailment loss/(gain)
2
(112)
(6)
Retirement and pension fund deficit (Refer to note 26 and 28)
Interest cost
44
–
–
Telephone rebates (Refer to note 26 and 28)
2
15
19
Current service cost
4
2
3
Interest cost
19
16
16
Curtailment gain
–
(3)
–
Actuarial gain
(21)
–
–
Share-based compensation expense
–
68
127
Other benefits
982
992
1,200
Workforce reduction expense
302
961
88
Employee expenses capitalised
(514)
(572)
(620)
Curtailment loss/(gain)
The curtailment loss/(gain) resulted from a reduction in the number of participants covered by the post-retirement medical aid and telephone rebates.
Settlement (gain)/loss
The settlement (gain)/loss resulted from a transaction between the Group and participants of the post-retirement medical aid. The participants were offered a lump sum in exchange for the right to receive specified post-employment benefits.
Other benefits
Other benefits include skills development, annual leave, performance incentive and service bonuses.
Workforce reduction expense
The Group recognises the cost of workforce reduction associated with management’s plan to reduce the size of its workforce to a comparable level for international telecommunications companies.
In concluding the Group’s workforce reduction initiatives of the previous year, an additional 245 employees have left the Group (2005: 5,041;
2004: 1,633). These employees include management and operating staff.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2004
2005
2006
Rm
Rm
Rm
5.
Operating expenses
(continued)
5.2 Payments to other operators
5,985
6,132
6,826
Payments to other network operators consist of expenses in respect of interconnection with other network operators.
5.3 Selling, general and administrative expenses
7,665
8,824
10,273
Selling and administrative expenses
4,862
5,863
7,574
Maintenance
1,868
1,993
1,594
Marketing
657
740
899
Bad debts
278
228
206
Change in comparatives
Selling and administrative expenses has increased by R4 million in
2005 (2004: R5 million) due to the restatement of expenses relating to operating leases (Refer to note 2).
5.4 Services rendered
2,269
2,021
2,114
Facilities and property management
1,164
1,069
1,110
Consultancy services – managerial fees
239
159
182
Security and other
806
759
772
Auditor’s remuneration
60
34
50
Audit services
41
31
38
Company auditors
32
19
28
Current year
31
19
26
Prior year underprovision
1
–
2
Other auditors – current year
9
12
10
Audit related services
6
3
9
Company auditors
4
–
6
Other auditors
2
3
3
Tax services – other auditors
1
–
–
Other services
7
–
3
Company auditors
7
–
–
Other auditors
–
–
3
Telkom IPO related fees
Other auditors – prior year underprovision
5
–
–
Audit related services include the review of new systems related controls, as well as services performed to assist management in assessing the status of its compliance with the requirements of the Sarbanes-Oxley
Act.
5.5 Operating leases
924
803
850
Buildings
196
204
221
Transmission and data lines
16
16
42
Equipment
85
81
78
Vehicles
627
502
509
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

2004 2005
2006
Rm Rm
Rm
5.
Operating expenses
(continued)
5.6 Depreciation, amortisation, impairment and write-offs
7,248 6,288
5,876
Depreciation of property, plant and equipment (Refer to note 10) 6,092 5,442
5,154
Amortisation of intangible assets (Refer to note 11) 806 502
560
Impairment of intangible assets (Refer to note 11) – 49
–
Impairment of property, plant and equipment (Refer to note 10) 149 85
–
Reversal of impairment of property, plant and equipment (Refer to note 10) – –
(26)
Write-offs of property, plant and equipment (Refer to note 10) 201 210
188
In recognition of the changed usage patterns of certain items of property, plant and equipment, the Group reviewed their remaining useful lives in the current year. The assets affected were certain items included in network and support equipment. The revised estimated useful lives of these assets as set out below, resulted in a decrease of the current year depreciation charge.
Original life
Revised life
Years
Years
Network equipment 2 – 15
5 – 22
Support equipment 5
8
2004 2005
2006
Rm Rm
Rm
6.
Investment income
322 350
397
Interest received 312 336
347
Dividends received 10 14
50
7.
Finance charges
3,264 1,695
1,233
Interest 2,488 1,686
1,346
Local debt 2,253 1,515
1,506
Foreign debt 303 281
9
Less: Finance costs capitalised
(68) (110)
(169)
Foreign exchange gains and losses and fair value adjustments 776 9
(113)
Foreign exchange (gains)/losses (368) 112
57
Fair value adjustments on derivative instruments 1,144 (103)
(170)
Capitalisation rate 15.14% 15.23%
13.91%
8.
Taxation
1,738 3,082
4,520
South African normal company taxation 953 2,492
3,760
Current taxation 960 2,496
3,751
(Overprovision)/underprovision for prior year (7) (4)
9
Deferred taxation 631 346
173
Temporary differences – normal company taxation 893 607
229
Temporary difference – Secondary Taxation on Companies
(‘STC’) tax credits (raised)/utilised
(199) (151)
51
Overprovision for prior year (63) (73)
(107)
Change in tax rate from 30% to 29% – (37)
–
Secondary Taxation on Companies 151 238
585
Foreign taxation 3 6
2
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004 2005
2006
8.
Taxation
(continued)
Reconciliation of taxation rate
% %
%
Effective rate 27.2 31.1
32.7
South African normal rate of taxation 30.0 30.0
29.0
Adjusted for: (2.8) 1.1
3.7
Exempt income (3.1) (1.0)
(1.3)
Disallowable expenditure 2.7 2.0
0.9
Tax losses not utilised 0.2 0.3
0.6
Utilisation of assessed losses (0.6) (0.1)
–
STC paid 2.4 2.4
4.2
STC tax credits (raised)/utilised (3.2) (1.5)
0.4
Change in tax rate from 30% to 29% – (0.4)
–
Overprovision for prior year (1.2) (0.6)
(1.1)
The Group operates in several African countries, and accordingly is subject to, and pays annual income taxes under the tax regimes of those countries.
The Group has historically filed, and continues to file, all required income tax returns. Management believes that the principles applied in determining the Group’s tax obligations are consistent with the principles and interpretations of the relevant countries’ tax laws. The tax rules and regulations in these countries are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects such tax laws to further develop through changes in the countries’ existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases.
During each of the years presented, provisions have been made or adjusted for anticipated obligations related to various ongoing investigations by tax authorities. The provisions made include estimates of anticipated interest and penalties where appropriate. As of March 31, 2006, 2005 and
2004, the Group has accrued for tax obligations in the amount of R199 million, R262 million and R176 million, respectively. These amounts represent, what management believes will be the probable outcome of such disputes for all tax years for which additional taxes can be assessed. To the extent management determines the estimated obligations should be revised, disputes are resolved in a manner that is favourable to the Group or the statute of limitations related to a dispute expires, these obligations will be adjusted accordingly at that time.
During the 2005 financial year, Telkom entered into an agreement with its subsidiary Rossal No. 65 (Proprietary) Limited, to manage, hold and transfer shares to employees in terms of the Telkom Conditional Share Plan. A deferred tax liability of R20 million (2005: R26 million) has been recorded related to this agreement.
Change in comparatives
Deferred taxation has increased by R11 million in 2005 (2004: R27 million) due to the change in fixed-line policy for recognising connection revenues and the restatement on operating leases (Refer to note 2).
9.
Earnings per share
Basic earnings per share (cents)
823.9 1,246.7
1,744.7
The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R9,182 million
(2005: R6,751 million; 2004: R4,589 million) and 526,271,093
(2005: 541,498,547; 2004: 556,994,962) weighted average
number of ordinary shares in issue.
Reconciliation of weighted average number of ordinary shares
Ordinary shares in issue 557,031,819 557,031,819
544,944,899
Weighted average number of treasury shares (36,857) (15,533,272)
(18,673,806)
Weighted average number of shares outstanding 556,994,962 541,498,547
526,271,093

2004 2005
2006
9.
Earnings per share
(continued)
Diluted earnings per share (cents)
823.9 1,244.3
1,735.2
The calculation of diluted earnings per share is based on earnings for the year of R9,182 million (2005: R6,751 million; 2004:
R4,589 million) and 529,152,318 diluted weighted average number of ordinary shares (2005: 542,537,579; 2004: 556,994,962).
he adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
Headline earnings per share (cents)
* 875.2 1,279.0
1,727.2
The calculation of headline earnings per share is based on headline earnings of R9,090 million (2005: R6,926 million; 2004:
R4,875 million) and 526,271,093 (2005: 541,498,547; 2004:
556,994,962) weighted average number of ordinary shares in issue.
Diluted headline earnings per share (cents)
875.2 1,276.6
1,717.8
The calculation of diluted headline earnings per share is based on headline earnings of R9,090 million (2005: R6,926 million; 2004:
R4,875 million) and 529,152,318 (2005: 542,537,579; 2004:
556,994,962) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
Reconciliation between earnings and headline earnings
Rm
Rm
Rm
Earnings as reported 4,589 6,751
9,182
Adjustments:
Profit on disposal of investment
(25) (64)
(163)
Profit on disposal of property, plant and equipment and intangible assets (19) (30)
(79)
Impairment of property, plant and equipment and intangible assets 149 134
(26)
Write-offs of property, plant and equipment 201 210
188
Acquisition of subsidiary – –
(35)
Amortisation of goodwill 72 –
–
Tax and minority interest effects (92) (75)
23
Headline earnings 4,875 6,926
9,090
Reconciliation of diluted weighted average number of ordinary shares
Ordinary shares in issue 557,031,819 557,031,819
544,944,899
Expected future vesting of shares – 1,039,032
2,881,225
Weighted average number of treasury shares (36,857) (15,533,272)
(18,673,806)
Weighted average number of shares outstanding 556,994,962 542,537,579
529,152,318
Dividend per share (cents) 90.0 110.0
900.0
The calculation of dividend per share is based on dividends of R4,801 million (2005: R606 million; 2004: R501 million) declared on June 2, 2005 and 533,465,571 (2005: 551,509,083; 2004: 557,031,819) number of ordinary shares outstanding. The reduction in the number of shares represents the number of treasury shares held on date of payment.
* The disclosure of headline earnings is a requirement of the JSE Securities Exchange of South Africa and is not a recognised measure under IFRS and US GAAP. It has been calculated in accordance with the South African Institute of Chartered Accountant’s circular issued in this regard.
Change in comparatives
The amounts for basic, diluted, headline and diluted headline earnings per share for 2005 and 2004 have changed as a result of the change in accounting policies and restatements as discussed in note 2. The effect of the change on previously reported numbers is immaterial.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Accumulated
Carrying
Accumulated
Carrying
Accumulated Carrying
Cost
depreciation
value
Cost
depreciation
value
Cost
depreciation
value
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
10. Property, plant and
equipment
Freehold land and buildings
4,154
(1,364)
2,790
4,280
(1,615)
2,665
4,510
(1,811)
2,699
Leasehold buildings (Refer to note 24)
870
(222)
648
869
(251)
618
940
(322)
618
Network equipment
56,108
(26,974)     29,134     58,318
(29,982)      28,336
59,418
(30,477)        28,941
Support equipment
4,032
(2,611)
1,421
3,790
(2,435)
1,355
3,740
(2,419)
1,321
Furniture and office equipment
450
(260)
190
456
(301)
155
469
(335)
134
Data processing equipment
and software
5,905
(3,698)
2,207
5,288
(3,253)
2,035
5,612
(3,530)
2,082
Under construction
1,197
–
1,197
1,084
–
1,084
1,320
–
1,320
Other
510
(341)
169
585
(385)
200
552
(393)
159
73,226
(35,470)     37,756     74,670
(38,222)      36,448
76,561
(39,287)        37,274
The carrying amounts of property, plant and equipment can be reconciled as follows:
Carrying
Business
Transfer
Impair-
Carrying
value at
combina-
from/(to)
Foreign
ment
value at
beginning
tions/con-
intangible
currency
and
Depre-
end of
of year Additions solidations
Transfers
assets* translation write-offs Disposals
ciation
year
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2006
Freehold land and buildings
2,665
105
–
174
–
–
(22)
(21)
(202)      2,699
Leasehold buildings
618
75
–
(1)
–
–
–
–
(74)
618
Network equipment
28,336
2,622
–
2,228
–
(122)
(49)
(21)      (4,053)    28,941
Support equipment
1,355
130
–
106
–
(1)
(6)
(5)
(258)      1,321
Furniture and office equipment
155
19
–
4
–
–
–
–
(44)
134
Data processing equipment
and software
2,035
381
1
140
13
(2)
(10)
(1)
(475)      2,082
Under construction
1,084
2,933
–
(2,622)
–
–
(75)
–
–
1,320
Other
200
45
–
(29)
–
(1)
–
(8)
(48)
159
36,448
6,310
1
–
13
(126)
(162)
(56)      (5,154)    37,274
2005
Freehold land and buildings
2,790
42
3
137
–
–
(16)
(7)
(284)
2,665
Leasehold buildings
648
–
–
–
–
–
–
–
(30)
618
Network equipment
29,134
1,742
207
1,719
(135)
29
(194)
(6)
(4,160)     28,336
Support equipment
1,421
95
22
160
(51)
1
(8)
–
(285)
1,355
Furniture and office equipment
190
10
2
2
–
–
(3)
–
(46)
155
Data processing equipment
and software
2,207
379
59
141
(162)
2
(20)
(1)
(570)
2,035
Under construction
1,197
2,123
–
(2,187)
–
–
(49)
–
–
1,084
Other
169
73
7
28
–
–
(5)
(5)
(67)
200
37,756
4,464
300
–
(348)
32
(295)
(19)
(5,442)     36,448

Carrying
Business
Transfer
Impair-
Carrying
value at
combina-
from/(to)
Foreign
ment
value at
beginning
tions/con-
intangible
currency
and
Depre-
end of
of year Additions solidations
Transfers
assets* translation write-offs Disposals
ciation
year
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
10. Property, plant and
equipment
(continued)
2004
Freehold land and buildings
2,722
64
3
287
–
(1)
(5)
(5)
(275)
2,790
Leasehold buildings
635
59
5
–
–
–
–
–
(51)
648
Network equipment
31,009
1,524
–
1,374
–
(143)
(333)
(18)
(4,279) 29,134
Support equipment
1,587
140
–
252
–
(4)
(4)
–
(550)
1,421
Furniture and office equipment
206
9
–
23
–
–
(1)
–
(47)
190
Data processing equipment
and software
1,980
491
–
574
–
(14)
(5)
(2)
(817)
2,207
Under construction
1,077
2,598
–
(2,503)
25
–
–
–
–
1,197
Other
203
51
–
(7)
–
(2)
(2)
(1)
(73)
169
39,419
4,936
8
–
25
(164)
(350)
(26)
(6,092) 37,756
Fully depreciated assets with a cost of R3,724 million were derecognised in the 2006 financial year. This has reduced both the cost price and accumulated depreciation of property, plant and equipment accordingly.
The average time taken to construct assets varies from three to four months.
Full details of land and buildings are available for inspection at the registered offices of the Group.
Change in comparatives
The comparatives have been restated due to the reclassification of software with a carrying value of R2,650 million in 2005 (2004: R1,300 million)
to Intangible assets. Depreciation of R286 million (2004: R673 million) has also been reclassified to amortisation (Refer to note 11). This restatement excludes the mobile segment for 2004.
*The mobile portion of the restatement for 2004 was not done as it was considered impracticable to reliably determine these amounts. Therefore the cumulative correction for the mobile portion is reflected as a transfer in 2005.
The comparatives have also been restated for the reclassification of investment properties to property, plant and equipment with a carrying value of
R25 million (2004: R32 million) as the property’s primary purpose was deemed to have always been for the service and connection of customers and not for capital appreciation or rental income.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004 2005
2006
Rm Rm
Rm
10. Property, plant and equipment
(continued)
Impairment and write-offs of assets
350 295
162
Assets under construction written-off – 49
75
Data processing equipment and software 5 20
10
Assets relating to Vodacom Mozambique, S.A.R.L. * – 12
–
Data processing equipment and software written off 5 8
10
Network equipment 333 194
49
Assets relating to Vodacom Mozambique, S.A.R.L. * – 71
–
Reversal of impairment – –
(26)
*Due to the competitive, regulatory and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of
IAS36 Impairment of Assets (‘IAS36’). The recoverable amount of these assets has been determined based on the fair value of the assets less costs to sell at March 31, 2006. The fair value of the assets was obtained from a knowledgeable, willing party on an arm’s length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The reversal of the impairment loss related to an increase in the fair value of infrastructure assets.
Telkom recognised an impairment loss for an earth station. This asset 149 –
–
was developed to route traffic between the Public Switch Telephone
Network (‘PSTN’) of Telkom and the Satellite Access Node (‘SAN’)
of a satellite company. The satellite company has not met its current outstanding financial obligations to Telkom and management is of the opinion that no future payments will be received. Management has assessed the asset and it appears unlikely that there will be future economic benefits flowing to the Company to recover the carrying value.
Decommissioned and obsolete equipment written-off 184 123
75
Other
Support equipment, land, buildings and other assets written-off 12 32
28
2004 2005
2006
Accumulated Carrying Accumulated Carrying
Accumulated
Carrying
Cost amortisation value Cost amortisation value
Cost
amortisation
value
Rm Rm Rm Rm Rm Rm
Rm
Rm
Rm
11. Intangible assets
Goodwill 553 (319) 234 269 – 269
305
–
305
Trademarks and copyrights 519 (280) 239 588 (389) 199
685
(472)
213
Licences 133 (42) 91 171 (107) 64
155
(95)
60
Software 3,103 (1,939) 1,164 4,674 (2,929) 1,745
5,607
(3,338)
2,269
Assets under construction 136 – 136 905 – 905
1,063
–
1,063
4,444 (2,580) 1,864 6,607 (3,425) 3,182
7,815
(3,905)
3,910

Transfer
from
Carrying
property
Carrying
value at
Business
Foreign
plant,
value at
beginning
combi-
Impair-
currency
Amorti-
and
end of
of year
Additions
Disposals
nations
ment translation
sation
Transfers equipment*
year
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
11. Intangible assets
(continued)
The carrying amounts of intangible
assets can be reconciled as follows:
2006
Goodwill
269
–
–
37
–
(1)
–
–
–
305
Trademarks, copyrights and other
199
2
–
91
–
–
(81)
2
–
213
Licences
64
1
–
–
–
(1)
(4)
–
–
60
Software
1,745
219
(19)
–
–
(2)
(475)
801
–
2,269
Assets under construction
905
974
–
–
–
–
–
(816)
–
1,063
3,182
1,196
(19)
128
–
(4)
(560)
(13)
–
3,910
2005
Goodwill
234
–
–
35
–
–
–
–
–
269
Trademarks, copyrights and other
239
–
–
68
–
–
(108)
–
–
199
Licences
91
–
–
26
(49)
5
(9)
–
–
64
Software
1,164
103
–
–
–
–
(385)
515
348
1,745
Assets under construction
136
1,284
–
–
–
–
–
(515)
–
905
1,864
1,387
–
129
(49)
5
(502)
–
348
3,182
2004
Goodwill
211
–
–
112
–
(9)
(72)
(8)
–
234
Trademarks, copyrights and other
94
4
–
194
–
–
(53)
–
–
239
Licences
51
57
–
–
–
(17)
(8)
8
–
91
Software
1,241
–
(25)
–
–
–
(673)
621
–
1,164
Assets under construction
386
371
–
–
–
–
–
(621)
–
136
1,983
432
(25)
306
–
(26)
(806)
–
–
1,864
The carrying amounts of intangible assets pledged as security for liabilities at March 31, 2006 is R19 million, which consist of software items with a carrying value of R16 million and licenses with a carrying value of R3 million (Refer to note 24).
Fully amortised assets still in use at March 31, 2006 consist of trademarks, copyrights and certain software items.
Goodwill has been allocated for impairment testing purposes to six cash generating units of which four are in South Africa, one in the Democratic
Republic of the Congo and one in Tanzania.
South Africa
The recoverable amounts of goodwill relating to Vodacom Service Provider Company (Proprietary) Limited, Smartphone SP (Proprietary) Limited,
Smartcom (Proprietary) Limited and Cointel VAS (Proprietary) Limited have been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. These value in use calculations use cash flow projections based on financial budgets approved by management covering a four to five year period and discount rates of between 10.6% and 14.9%
in South African Rand terms. None of the cash flows were extrapolated beyond a five year period and therefore no nominal growth rates are applicable. Cash flow projections during the budget period for these companies are also based on the same expected growth in operating profit and
Earnings before Interest, Taxation, Depreciation and Amortisation (‘EBITDA’). Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.
Democratic Republic of Congo
The recoverable amount of this cash generating unit was based on a value in use calculation for Vodacom Congo (RDC) s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a five year period and a discount rate of 19.3% in US Dollar terms. Cash flows beyond this period have been extrapolated using annual nominal growth rates of between 2.5% and 4.4%. Management believes that these growth rates do not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
11. Intangible assets
(continued)
Tanzania
The recoverable amount of this cash generating unit was based on a value in use calculation for Vodacom Tanzania Limited. The calculation uses cash flow projections based on financial budgets approved by management covering a five year period and a discount rate of 14.6% in US Dollar terms.
Cash flows were not extrapolated beyond this initial five year period and therefore no nominal growth rate is applicable. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.
Change in comparatives
The comparatives have been restated due to the reclassification of software with a carrying value of R2,650 million (2004: R1,300 million) from
Property, plant and equipment to Intangible assets. Depreciation of R286 million in 2005 (2004: R673 million) has also been reclassified to amortisation. (Refer to note 10)
* The mobile portion of the restatement for 2004 was not done as it was considered impracticable to reliably determine these amounts. Therefore the cumulative correction for the mobile portion is reflected as a transfer in 2005.
2004
2005
2006
Rm
Rm
Rm
12. Investments
1,567
2,277
2,894
Available for sale
Unlisted investments
60
–
–
Rascom
–
–
–
0.70% (2005: 1.07%, 2004: 1.07%) interest in Regional African Satellite
Communications Organisation, headquartered in Abidjan, Ivory Coast, at cost.
Cost
1
1
1
Impairment
(1)
(1)
(1)
The fair value of the unlisted investments cannot be practicably determined. The directors’ valuations are based on the Group’s interest in the entities’ net asset values converted at year-end exchange rates.
The aggregate directors’ valuation of the above unlisted investment is
RNil (2005: RNil; 2004: RNil).
Preference shares in Vodacom Congo (RDC) s.p.r.l.
60
–
–
The preference shares of USD19 million (Group share: USD9 million)
bore interest at a rate of 4% per annum. The preference shares are redeemable, but only after the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding. With effect from April 1, 2004
Vodacom’s control over the company changed resulting in Vodacom
Congo (RDC) s.p.r.l. being accounted for as a subsidiary from this date.
Listed investments
57
8
–
New Skies N.V.
49
–
–
Nil% (2005: Nil%; 2004: 0.89%) interest in New Skies Satellite N.V., headquartered in The Hague, Netherlands, at fair value. Market value: RNil
(2005: RNil; 2004: R49 million) New Skies Satellites N.V. was liquidated and a liquidation distribution of R55 million was received during 2005.
Accordingly, the investment was derecognised and the gain recognised in
Other income (Refer to note 4).
SAGE Limited
8
8
–
9 090 909 ordinary shares of R0.01 each.
The SAGE shares were classified as an available-for-sale investment in prior periods. They were sold during the year at a loss of R1,85 million
(Group share: R1 million) as a result of the delisting of SAGE.

2004
2005
2006
Rm
Rm
Rm
12. Investments
(continued)
Loans and receivables
208
80
89
ABSA Bank Limited
39
–
–
At March 31, 2004, Vodacom Congo (RDC) s.p.r.l.’s deposit account amounted to €10 million (Group share: €5 million), which was charged as security for the extended credit facility of Vodacom Congo (RDC) s.p.r.l, and bore interest at EURIBOR less 0.2%. The deposit was refunded when the facility was replaced by a medium-term loan from Standard Bank
London Limited and RMB International (Dublin) Limited on July 30, 2004.
Planetel Communications Limited
22
22
21
The loan with a nominal value of USD7 million (Group share:
USD3 million) issued during the 2003 year, bears interest at LIBOR plus 5%. Planetel Communications Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of
Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding period (Refer to note 24).
Caspian Construction Company Limited
25
26
25
The loan with a nominal value of USD8 million (Group share:
USD4 million) issued during the 2003 year, bears interest at LIBOR plus 5%. Caspian Construction Company Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of
Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding period (Refer to note 24).
Vodacom Congo (RDC) s.p.r.l.
76
–
–
The joint venture partner’s share of the loan issued by Vodacom
International Limited to Vodacom Congo (RDC) s.p.r.l. amounted to
USD24 million (Group share: USD12 million). The loan bore interest at
LIBOR plus 6.5%. With effect from April 1, 2004 Vodacom’s control over the company changed resulting in Vodacom Congo (RDC) s.p.r.l.
being accounted for as a subsidiary from this date.
Tel.One (Pvt) Limited
46
32
32
The loan to Tel.One (Pvt) Limited is unsecured, interest-free and will be repaid through traffic revenue from June 2004 over 5 years. No traffic has been set off against the loan in the current financial year.
Other receivables
–
–
11
Held-for-trading
1,410
2,258
2,874
Linked insurance policies – Coronation
553
765
1,182
Linked insurance policies – Investec
39
22
24
Ordinary shares – listed
234
667
1,059
Cash
88
559
229
Other money market investments
489
118
284
Government stock
–
68
44
Other unlisted investments
7
59
52
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Rm
Rm
Rm
12. Investments
(continued)
Less: Short-term investments
(168)
(69)
(69)
Tel.One (Pvt) Limited
(10)
(10)
(13)
ABSA Bank Limited
(39)
–
–
Vodacom Congo (RDC) s.p.r.l.
(76)
–
–
Other money market investments
(35)
(51)
(56)
SAGE Limited
(8)
(8)
–
Included in held-for-trading investments is R2,819 million
(2005: R2,208 million; 2004: R1,370 million) that will be used to fund the post-retirement medical aid liability. These investments have been made through a cell captive that has been consolidated in full.
13. Deferred revenue and Deferred expenses
Deferred expenses
643
347
480
Long-term deferred expenses
213
133
254
Current portion of deferred expenses
430
214
226
The current portion of deferred expenses represents the deferral of connection costs (Refer to note 2).
Deferred revenue
2,815
2,676
2,966
Long-term deferred revenue
1,097
959
991
Current portion of deferred revenue
1,718
1,717
1,975
Included in deferred revenue is profit on the sale and lease-back of certain Telkom buildings of R140 million (2005: R151 million; 2004: R162 million).
A profit of R11 million per annum is recognised in income on a straight-line basis, over the period of the lease ending 2019 (Refer to note 35).
Change in comparatives
Long-term deferred revenue and Current portion of deferred revenue have increased by R638 million and R323 million in 2005 (2004: R690 million and R314 million) respectively due to the change in the fixed-line policy for recognising connection revenue (Refer to note 2).
Long-term deferred expenses and long-term deferred revenue have been restated by R15 million (2004: R11 million) and R61 million (2004: R54 million)
respectively due to recognition of operating lease assets and liabilities.

2004 2005
2006
Rm Rm
Rm
14. Deferred taxation
(118) (435)
(587)
Opening balance 240 (118)
(435)
Change in accounting policy (Refer to note 2) 331 –
–
Income statement movements (631) (346)
(173)
Temporary differences (694) (456)
(280)
Underprovision prior year 63 73
107
Change in tax rate – 37
–
Business combinations (63) (19)
21
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l. – 48
–
Foreign equity revaluation 5 –
–
The balance comprises: (118) (435)
(587)
Capital allowances (2,655) (2,739)
(2,634)
Provisions, deferred income and other allowances 1,932 1,813
1,634
Tax losses 406 139
112
Secondary Taxation on Companies tax credits 199 352
301
Deferred tax balance is made up as follows: (118) (435)
(587)
Deferred tax assets 351 512
481
Deferred tax liabilities (469) (947)
(1,068)
Tax losses available for set-off against future taxable profits 1,517 178
–
Unutilised STC credits 1,594 2,801
2,393
Under South African tax legislation, tax losses for companies continuing to do business do not expire. The unused taxation losses available to reduce the net deferred taxation liability is R876 million (Group share: R438 million) (2005: R355 million; 2004: R165 million) (Group share 2005:
R178 million; 2004: R83 million). The effect of this would be a R279 million (Group share: R140 million) (2005: R109 million; 2004: R25 million)
(Group share: 2005: R55 million; 2004: R12 million) reduction in the net deferred taxation liability.
Secondary Taxation on Companies (‘STC’) is provided for at a rate of 12.5% on the amount by which dividends declared by the Group exceeds dividends received. The deferred tax asset is raised as it is considered probable that it will be utilised in the future. The asset will be released as a tax expense when dividends are declared.
Vodacom Congo (RDC) s.p.r.l. has recorded a deferred taxation asset for the 2006, 2005 and 2004 financial years even though the company was incurring losses in the past, it is currently generating taxable income. The Group has performed a detailed calculation of future taxable income to support the recognition of the deferred taxation asset.
Change in comparatives
Deferred taxation has decreased by R279 million in 2005 (2004: R291 million) due to the change in fixed line policy for recognising connection revenues (Refer to note 2).
Deferred taxation has decreased by R13 million in 2005 (2004: R13 million) due to the mobile change in policy for recognising operating leases
(Refer to note 2).
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Rm
Rm
Rm
15. Other financial instruments
Other financial assets consist of:
1,241
5,074
275
Held-to-maturity
Repurchase agreements
12
3,769
–
At fair value through profit or loss
1,229
1,305
275
Bills of exchange
19
77
107
Derivative instruments (Refer to note 37)
1,210
1,228
168
Repurchase agreements
Telkom manages a portfolio of repurchase agreements in the South
African capital and money markets, with a view to generating additional investment income on the favourable interest rates provided on these transactions. Interest received from the borrower is based on the current market related yield.
2006
There were no repurchase agreements held at March 31, 2006.
2005
Maturity period
Yield
7 days
7.35%
3,769
2004
Maturity period
Yield
7 days
9.21%
12
Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market-related interest rates, the carrying value approximates the fair value. Collateral in the form of publicly traded bonds has been received in respect of the above transactions.
The terms and conditions of these transactions are governed by signed
International Securities Market Association (‘ISMA’) agreements with all counter parties and the regulations of the Bond Exchange of South
Africa (‘BESA’).
Bills of exchange
The fair value of bills of exchange has been derived at with reference to BESA quoted prices.
Other financial liabilities consist of:
At fair value through profit or loss
Derivative instruments (Refer to note 37)
(645)
(313)
(235)
Change in comparatives
R134 million in 2005 (2004: R1,101 million) of other financial assets has been reclassified from non-current assets to current assets. R83 million in 2005 (2004: R153 million) of other financial liabilities has been reclassified from non-current liabilities to current liabilities (Refer to note 2).

2004 2005
2006
Rm Rm
Rm
16. Inventories
520 658
814
Gross inventories 597 725
916
Write down of inventory to net realisable value (77) (67)
(102)
Inventories consist of the following categories: 520 658
814
Installation material, maintenance material and network equipment 265 313
487
Merchandise 255 345
327
Write down of inventory to net realisable value 77 67
102
Opening balance 75 77
67
Charged to selling, general and administrative expenses 28 30
64
Inventories written-off (26) (40)
(29)
17. Trade and other receivables
5,846 5,820
6,399
Trade receivables 5,222 5,222
5,798
Gross trade receivables 5,547 5,507
6,088
Impairment of receivables (325) (285)
(290)
Prepayments and other receivables 624 598
601
Impairment of receivables 325 285
290
Opening balance 337 325
285
Charged to selling, general and administrative expenses 278 228
206
Business combination – 3
–
Write-off (290) (271)
(201)
18. Net cash and cash equivalents
2,796 2,301
4,255
Cash shown as current assets 3,218 3,210
4,948
Cash and bank balances 1,219 2,375
1,853
Short-term deposits 1,999 835
3,095
Credit facilities utilised (422) (909)
(693)
Undrawn borrowing facilities
2,995 4,750
9,519
The undrawn borrowing facilities are unsecured, bear interest at a rate linked to the prime interest rate, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity (Refer to note 37).
Borrowing powers
To borrow money, Telkom’s directors may mortgage or encumber Telkom’s property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan (Refer to note 24).
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004 2005
2006
Rm Rm
Rm
19. Share capital and premium
Authorised and issued share capital and share premium are made up as follows:
Authorised
10,000 10,000
10,000
999,999,998 ordinary shares of R10 each 10,000 10,000
10,000
1 (2005:1; 2004:1) Class A ordinary share of R10 – –
–
1 (2005:1; 2004:1) Class B ordinary share of R10 – –
–
Issued and fully paid
8,293 8,293
6,791
544,944,897 (2005: 557,031,817; 2004:557,031,817)
ordinary shares of R10 each
5,570 5,570
5,449
1 (2005: 1; 2004:1) Class A ordinary share of R10 – –
–
1 (2005: 1; 2004:1) Class B ordinary share of R10 – –
–
Share premium 2,723 2,723
1,342
Number of Number of
Number of
shares shares
shares
The following table illustrates the movement within the number of shares issued:
Shares in issue at beginning of year
557,031,819 557,031,819
557,031,819
Shares bought back and cancelled – –
(12,086,920)
Shares in issue at end of year 557,031,819 557,031,819
544,944,899
The class A and B ordinary shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary, class A and class B shares are documented in the Articles of Association of Telkom.
The unissued shares are under the control of the Directors of Telkom until the next Annual General Meeting. The directors have been given the authority by the shareholders to buy back Telkom’s own shares up to a limit of 20% of the current issued share capital. This authority expires at the next annual general meeting.
Share buy-back
During the year Telkom bought back 12,086,920 ordinary shares at a total consideration of R1,502 million. This reduced the share capital by
R121 million and the share premium by R1,381 million.
The shares bought back have been cancelled from the issued share capital by the Registrar of Companies.
2004 2005
2006
Rm Rm
Rm
Treasury shares
(238) (1,812)
(1,809)
12,687,521 (2005: 12,717,190; 2004: 3,185,736) and
10,849,058 (2005:10,849,058; 2004: Nil) ordinary shares in
Telkom, with a fair value of R2,038 million (2005: R1,366 million;
2004: R251 million) and R1,743 million (2005: R1,166 million;
2004: RNil) are currently held as treasury shares by its subsidiaries
Rossal No 65 (Proprietary) Limited and Acajou Investments
(Proprietary) Limited, respectively.
The shares held by Rossal no 65 (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan (Refer to note 28).

2004 2005
2006
Rm Rm
Rm
20. Share-based compensation reserve
– 68
151
This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses during the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan (Refer to note 28).
The following table illustrates the movement within the Share-based compensation reserve:
Balance at beginning of year –
68
Employee cost 68
120
Accelerated vesting of shares –
(37)
Balance at end of year – 68
151
21. Non-distributable reserves
91 361
1,136
Balance at beginning of year (15) 91
361
Movement during year 106 270
775
Foreign currency translation reserve (net of tax of RNil; 2005: RNil; 2004: R5 million) (92) 13
59
Fair value adjustment on investments 9 (22)
–
Life fund reserve (Cell Captive) 189 279
716
The balance comprises: 91 361
1,136
Foreign currency translation reserve (168) (155)
(96)
Fair value adjustment on investments 22 –
–
Cell Captive reserve 237 516
1,232
The Group has two consolidated cell captives, one used as an investment to fund Telkom’s post-retirement medical aid liability and the other is for
Vodacom’s short-term insurance obligation in respect of handsets.
In terms of the Short-term Insurance Act, 1998, the Vodacom cell captive partner, Nova Risk Partners Limited is required to raise a contingency reserve equal to 10% of premiums written less approved reinsurance (as defined in the Act). This reserve can be utilised only with the prior permission of the Registrar of Short-term Insurance.
The earnings from the cell captives are recognised in the income statement and then transferred to non-distributable reserves.
Gains and losses from changes in fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed.
22. Retained earnings
13,482 19,231
22,896
Opening balance as previously stated 10,392 13,482
19,231
Change in accounting policy – Connection revenue (809) –
–
Opening balance as restated 9,583 13,482
19,231
Movement during year 3,899 5,749
3,665
Net profit for the year 4,589 6,751
9,182
Transfer to non-distributable reserves (189) (279)
(716)
Dividend declared (501) (606)
(4,801)
Change in shareholding in Vodacom Congo (RDC) s.p.r.l. – (117)
–
The balance comprises: 13,482 19,231
22,896
Company 9,366 15,033
18,534
Joint venture 3,918 4,029
4,285
Subsidiaries 198 169
77
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Rm
Rm
Rm
23. Minority interest
200
220
301
Opening balance
194
200
220
Movement during the year
6
20
81
Reconciliation
200
220
301
Balance at beginning of year
194
200
220
Share of earnings
69
83
139
Acquisition of subsidiary
–
5
27
Foreign currency translation reserves
(9)
(1)
(7)
Dividend declared
(54)
(67)
(78)
24. Interest-bearing debt
Long-term interest-bearing debt
12,703
9,504
7,655
Total interest-bearing debt
16,754
14,003
11,123
Gross interest-bearing debt (Refer to note 25)
20,151
16,914
13,686
Discount on debt instruments issued
(3,397)
(2,911)
(2,563)
Less: Current portion of interest-bearing debt
(4,051)
(4,499)
(3,468)
Local debt
(3,628)
(264)
(2,642)
Locally registered Telkom debt instruments
(2,286)
–
(2,211)
Repurchase agreements
(27)
–
–
Commercial paper bills
(1,313)
(262)
(429)
Short-term interest free loans
(2)
(2)
(2)
Foreign debt
(408)
(4,210)
(786)
Finance leases
(15)
(25)
(40)

2004
2005
2006
Rm
Rm
Rm
24. Interest-bearing debt
(continued)
Total interest-bearing debt is made up as follows:
16,754
14,003
11,123
(a) Local debt
10,983
7,790
8,938
Locally registered Telkom debt instruments
9,412
7,526
8,507
Name, maturity, rate p.a., nominal value
TK01, 2008, 10%, R4,689 million (2005: R4,658 million; 2004: R4,609 million)
3,812
4,018
4,230
TL08, 2004, 13%, RNil (2005: RNil; 2004: R2,299 million)
2,286
–
–
TL06, 2006, 10.5%, R2,100 million (2005: R1,500 million; 2004: R1,455 million)
1,440
1,492
2,103
TL20, 2020, 6%, R2,500 million (2005: R2,500 million; 2004: R2,500 million)
1,155
1,186
1,214
PP02, 2010, 0%, R430 million (2005: R430 million; 2004: R430 million)
174
200
230
PP03, 2010, 0%, R1,350 million (2005: R1,350 million; 2004: R1,350 million)
545
630
730
Local bonds
The local Telkom bonds are unsecured, but contain a number of restrictive covenants, which limit Telkom’s ability to create encumbrances on revenues or assets, and to secure any indebtedness without securing the outstanding bonds equally and rateably with such indebtedness. The TL20 loan contains restrictive financial covenants which, if not met, could result in the early redemption of the loan.
Telkom is a buyer or seller of last resort in the Telkom bond TK01. To economically hedge the resultant exposure Telkom sells or buys government bonds which are included in bills of exchange. The objective of the hedging relationship is to eliminate price risk whereby value changes on the TK01 transactions are in total offset by value changes in the government stock.
Repurchase agreements
27
–
–
Commercial paper bills
1,542
262
429
Maturity, rate p.a., nominal value
2006, 7% (2005: 14.06%; 2004: 13.5% to 15.13%), R430 million
(2005: R263 million; 2004: R1,708 million).
Interest free long-term loans
Vodacom Lesotho (Proprietary) Limited
2
2
2
The minority shareholder’s loan is uncollateralised and no repayment terms have been determined.
(b) Foreign debt
4,574
5,004
913
Name, maturity, rate p.a., nominal value
Euro: 2006 – 2025, 0.10% – 6.81% (2002 – 2005, 0.10% – 7.13%),
€11 million (2005: €512 million; 2004: €512 million)
3,988
4,135
85
Planetel Communications Limited
18
19
21
The shareholder loan of USD8 million (2005: USD8 million; 2004:
USD8 million) (Group share: USD4 million, 2005: USD4 million;
2004: USD4 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002, and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania
Limited. The loan was remeasured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on remeasurement was included in equity.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Rm
Rm
Rm
24. Interest-bearing debt
(continued)
(b) Foreign debt
(continued)
Caspian Construction Company Limited
21
23
25
The shareholder loan of USD10 million; (2005: USD10 million; 2004:
USD10 million) (Group share: USD5 million; 2005: USD5 million;
2004: USD5 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April 1, 2002, and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania
Limited. The loan was re-measured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on re-measurement was included in equity.
Extended credit facility of Vodacom Congo (RDC) s.p.r.l.
155
–
–
Vodacom Congo (RDC) s.p.r.l’s extended credit facility amounted to
€39 million (Group share:€20 million) at March 31, 2004, which was partially collateralised by guarantees and a cash deposit, and bore interest at a rate between EURIBOR plus 1.50% and EURIBOR plus
1.75%. The facility was replaced by a medium-term loan from Standard
Bank London Limited and RMB International (Dublin) Limited on
July 30, 2004.
Revolving credit facility of Vodacom Congo (RDC) s.p.r.l.
156
–
–
(a) Vodacom’s share of the short-term revolving credit facility provided by ABSA amounted to USD16 million (Group share: USD8 million)
at March 31, 2004. The credit facility was collateralised by guarantees provided by the Group, which bore interest at an
effective interest rate of LIBOR plus 1.5%. The facility was replaced by a medium-term loan from Standard Bank London Limited and
RMB International (Dublin) Limited on July 30, 2004.
(b) Vodacom’s share of the short-term Euro revolving credit facility provided by Standard Finance (Isle of Man) Limited amounted to
€ 12 million (Group share:€ 6 million) at March 31, 2004. The credit facility was collateralised by guarantees provided by
Vodacom and bore interest at an effective interest rate of EURIBOR plus 1.5%.
(c) Vodacom’s share of the short-term Dollar revolving credit facility provided by Standard Finance (Isle of Man) Limited amounts to
USD19 million (Group share: USD10 million). At March 31, 2004, the credit facility was collateralised by guarantees provided by
Vodacom and bore interest at an effective interest rate of LIBOR plus 1.5%.
Loan to Vodacom International Limited
–
564
557
The loan provided by Standard Bank London Limited and RMB
International (Dublin) Limited that amounts to USD180 million (2005:
USD180 million (Group share USD90 million; 2005: USD90 million))
is collateralised by guarantees provided by the Vodacom Group. The loan is repayable on July 19, 2006 and bears interest at an effective interest rate of LIBOR plus 0.6%.

2004 2005
2006
Rm Rm
Rm
24. Interest-bearing debt
(continued)
(b) Foreign debt
(continued)
Project finance funding for Vodacom Tanzania Limited 174 143
92
The drawn down portions of the project finance funding from external parties include the following:
(a) Netherlands Development Finance Company USD8 million (Group share: USD4 million) (2005: USD10 million; Group share:
USD5 million; 2004: USD11 million; Group share: USD6 million)
(b) Deutsche Investitions – Und Entwicklungsgesellschaft mbH
€
8 million (Group share:
€
4 million) (2005:
€
10 million; Group
share:
€
5 million; 2004:
€
12 million; Group share:
€
6 million)
(c) Standard Corporate and Merchant Bank USD8 million (Group share: USD4 million) (2005: USD12 million, Group share:
USD6 million; 2004: USD16 million; Group share: USD8 million)
(d) Barclays Bank (Local Syndicate Tanzania) TSH5,704 million
(Group share: TSH2,852 million) (2005: TSH10,969 million;
Group share: TSH5,485 million; 2004: TSH15,356 million; Group share: TSH7,678 million)
These are collateralised by a charge over 100% of the shares, the license with a carrying value of R6 million and Vodacom Tanzania Limited’s tangible assets with a carrying value of R896 million and intangible assets with a carrying value of R32 million. The loans bear interest based upon the foreign currency denomination of the project financing between 6% and 14.5% per annum and will be fully repaid by March
2008. The full amount of R92 million has been classified as current liabilities due to the Group not having an unconditional right to defer its settlement for at least twelve months after the balance sheet date.
Vodacom Congo (RDC) s.p.r.l.
2 4
19
Vodacom‘s share of the short-term facility amounts to USD6 million
(2005: USD1 million; 2004: USD0.5 million) (Group share:
USD3 million; 2005: USD 0.5 million; 2004: USD0.25 million).
USD1 million (Group share: USD0.5 million) of these facilities bears interest at 18% per annum with no fixed repayment terms.
USD5 million (Group share: USD2.5 million) of these facilities is repayable on June 15, 2006 and bears interest at LIBOR plus 6% per annum.
Preference shares issued by Vodacom Congo (RDC) s.p.r.l. The 60 116
114
preference shares of USD37 million (2005: USD37 million; 2004:
USD19 million) (Group share: USD19 million; 2005:USD19 million;
2004: USD10 million) bear interest at a rate of 4% per annum. The preference shares are redeemable, but only after the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.
(c) Finance leases
1,197 1,209
1,272
The finance leases are secured by buildings and office equipment with a book value of R618 million (2005: R618 million; 2004:
R648 million) (Refer to note 10). These amounts are repayable within periods ranging from 1 to 13 years. Interest rates vary between 11.3%
and 37.7%.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Rm
Rm
Rm
24. Interest-bearing debt
(continued)
Included in long-term and short-term debt is:
Debt guaranteed by the South African Government
3,906
4,113
4,315
A major portion of the guaranteed debt relates to the TK01 debt instrument.
Telkom may issue or reissue locally registered debt instruments in terms of the Post Office Amendment Act 85 of 1991. The borrowing powers of Telkom are set out in note 18.
Repurchase agreements
The Group manages a portfolio of repurchase agreements in the South
African capital and money markets with a view to financing short-term liquidity gaps. Interest paid by the Group is based on the current market related yield.
2004
Maturity period
Yield
7 days
9.3%
27
–
–
Due to the short-term nature of these transactions and the fact that the transactions are initiated based on market related interest rates, the carrying value approximates the fair value.
Collateral in the form of publicly tradable bonds has been delivered in respect of the above transactions.
The terms and conditions of these transactions are governed by signed ISMA agreements with all counter parties and the regulations of the BESA.
The fair value has been derived at with reference to BESA quoted prices.
25. Repayment of gross interest-bearing debt
2004
2005
2006
2006
2006
Total
Total
Foreign
Local
Total
Year repayable
Rm
Rm
Rm
Rm
Rm
2004/2005
4,197
–
–
–
–
2005/2006
4,227
4,499
–
–
–
2006/2007
1,553
2,162
786
2,685
3,471
2007/2008
4,710
4,755
–
4,649
4,649
2008/2009
135
97
–
112
112
2009/2010
49
92
–
50
50
2010/2011
1,873
1,874
12
1,872
1,884
Thereafter
3,407
3,435
115
3,405
3,520
20,151
16,914
913
12,773
13,686
The Euro Bond with a nominal value of € 500 million at March 31, 2005 was redeemed on April 11, 2005. The facility was refinanced with commercial paper bills ranging in maturities from one month to one year, with yields of between 7.0% and 7.5%, and an additional R600 million
(nominal amount) of the existing TL06 bond.
Commercial paper bills with a nominal value of R2,720 million were redeemed in the current financial year. Of these, R262 million was outstanding at March 31, 2005. These redemptions were financed with cash flow from operations.
Repayment/refinancing of current portion of interest-bearing debt
The repayment/refinancing of R3,468 million of the current portion of interest-bearing debt will depend on the market circumstances at the time of repayment. Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.
The Bond Exchange of South Africa granted a listing effective from April 1, 2005 on the TL20 Bonds.

2004
2005
2006
Rm
Rm
Rm
26. Provisions
2,438
2,460
2,677
Employee related
3,670
3,772
4,232
Annual leave
401
337
356
Balance at beginning of year
417
401
337
Charged to employee expenses
162
74
88
Leave utilised or paid
(178)
(138)
(69)
Post-retirement medical aid (Refer to note 28)
2,420
2,430
2,607
Balance at beginning of year
2,289
2,420
2,430
Interest cost
249
249
249
Current service cost
24
27
48
Actuarial loss
–
–
63
Settlement and curtailment gain
(1)
(94)
(1)
Termination settlement
(9)
(13)
(29)
Contributions
(132)
(159)
(153)
Retirement and pension fund deficits (Refer to note 28)
–
–
–
Balance at beginning of year
474
–
–
Repayment of the deficit
(518)
–
–
Interest cost
44
–
–
Telephone rebates (Refer to note 28)
164
179
198
Balance at beginning of year
162
164
179
Interest cost
19
16
16
Current service cost
4
2
3
Actuarial gain
(21)
–
–
Curtailment gain
–
(3)
–
Bonus
685
826
1,071
Balance at beginning of year
608
685
826
Charged to employee expenses
546
732
965
Payment
(469)
(591)
(720)
Non-employee related
97
116
105
Supplier dispute (Refer to note 36)
–
–
–
Balance at beginning of year
356
–
–
Released to selling, general and administrative expenses
(356)
–
–
Warranty provision
17
14
16
Balance at the beginning of year
5
17
14
Charged to selling, general and administrative expenses
14
6
20
Provision utilised
(2)
(9)
(18)
Other
80
102
89
Less: Short-term provisions
(1,329)
(1,428)
(1,660)
Annual leave
(401)
(337)
(356)
Post-retirement medical aid
(158)
(171)
(159)
Telephone rebate
(12)
(16)
(17)
Bonus
(685)
(826)
(1,071)
Warranty provision
(17)
(14)
(16)
Other
(56)
(64)
(41)
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
26. Provisions
(continued)
Annual leave
In terms of the Group‘s policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle, to a cap of 25 days (2005:
25 days; 2004: 28 days) which must be taken within an 18 month leave cycle for Telkom, and a cap of 45 days for Vodacom. The leave cycle is reviewed annually and is in accordance with legislation.
Bonus
The Telkom bonus scheme consists of performance bonuses which are dependent on achievement of certain financial and non-financial targets. The bonus is payable to all qualifying employees annually after the Company’s results have been made public.
Vodacom’s bonus provision consists of a performance bonus based on the achievement of the predetermined financial targets payable to all levels of staff.
Deferred bonus incentive
Vodacom’s deferred bonus incentive provision represents the present value of the expected future cash outflows of the entitlement value at the balance sheet date less the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant.
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
Other provisions also include provisions for losses as a result of onerous contracts, advertising co-operation and various other smaller provisions. The provision for onerous contracts represents the Groups‘s liability in respect of onerous lease contracts related to certain buildings. The provision is discounted for the respective periods of the lease contracts and is net of the the fair value of sublease rentals. The provision for advertising co-operation represents the funds received from handset suppliers for expenditure not yet spent by the Group or external service providers.
2004 2005
2006
Rm Rm
Rm
27. Trade and other payables
6,007 6,782
6,103
Trade payables 3,435 4,233
4,371
Finance cost accrued 463 385
141
Accruals 2,109 2,164
1,591
Accruals mainly represent amounts payable for goods received, amounts raised for anticipated obligations on indirect taxes, net Value-
added Tax obligations and licence fees. Also included is an amount for workforce reduction expenses of R2 million (2005: R606 million;
2004: R1,633 million) (Refer to note 5.1).
28. Employee benefits
The Group provides benefits for all its permanent employees through the Telkom Pension Fund and the Telkom Retirement Fund, and the Vodacom
Group Pension Fund. Membership of one of the funds is compulsory. In addition, certain retired employees receive medical aid benefits and a telephone rebate. The liabilities for all of the benefits are actuarially determined in accordance with accounting requirements each year. In addition, statutory funding valuations for the retirement funds are performed at intervals not exceeding three years.
At March 31, 2006, the Group employed 31,458 employees (2005: 31,790; 2004: 37,543). As at March 31, 2005, 2,745 (2004: 312) of
these employees were affected by the workforce reduction. In concluding the workforce reduction initiative, an additional 245 employees have left
Telkom during the current financial year.

28. Employee benefits
(continued)
The Telkom Pension Fund
The Telkom Pension Fund is a defined benefit fund that was created in terms of the Post Office Amendment Act 85 of 1991. All employees who were members of the Government Service Pension Fund and Temporary Employees Pension Fund were transferred to a newly established Telkom Pension fund, as were the deficits that existed in the aforementioned State Funds. Legislation also made provision that Telkom would guarantee the financial obligations of the Telkom Pension Fund. The South African Government guaranteed the actuarially valued deficit of the Telkom Pension Fund as at
September 30, 1991, plus interest as determined by the State Actuary. The deficit related to the transferred members was fully repaid during 2004.
The latest actuarial valuation performed at March 31, 2006 indicates that the pension fund is in a surplus funding position of R80 million after unrecognised losses. The recognition of the surplus is limited due to the application of the asset limitation criteria in IAS19 (revised).
The last statutory valuation of the Telkom Pension Fund performed in March 2005, indicated a statutory deficit. The current contributions are based on that valuation. Management expects to complete the next statutory valuation in July 2006.
With effect from July 1, 1995, the Telkom Pension Fund was closed to new members. The funded status of the Telkom Pension Fund is disclosed below.
2004 2005
2006
Rm Rm
Rm
Telkom Pension Fund
The net periodic pension costs include the following components:
Interest and service cost on projected benefit obligations
22 22
22
Expected return on plan asset (32) (22)
(24)
Amortisation of unrecognised net actuarial loss 2 5
78
Net periodic pension (benefit)/expense recognised (8) 5
76
Pension contributions 22 12
22
The status of the pension plan is as follows
Benefit obligation:
At beginning of year
162 190
186
Interest and service cost 22 22
22
Employee contributions 3 3
4
Benefits paid and net cash flow (7) –
(20)
Actuarial loss/(gain) 10 (29)
89
Benefit obligation at end of year 190 186
281
Plan assets at fair value:
At beginning of year
211 219
231
Expected return on plan assets 32 22
24
Net cash flows 17 14
6
Actuarial loss (41) (24)
(18)
Plan assets at end of year 219 231
243
Present value of funded obligation 190 186
281
Fair value of plan assets (219) (231)
(243)
Funded status (29) (45)
38
Unrecognised net actuarial loss (100) (89)
(118)
Unrecognised/recognised net asset (129) (134)
(80)
Expected return on plan assets 31 22
24
Actuarial loss on plan assets (41) (24)
(18)
Actual (loss)/return on plan assets (10) (2)
6
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004 2005
2006
28. Employee benefits
(continued)
The Telkom Pension Fund
(continued)
Principal actuarial assumptions were as follows:
Discount rate (%)
10.0 9.0
7.5
Yield on government bonds (%) 9.0 9.0
7.5
Long-term return on equities (%) 12.0 12.0
10.5
Long-term return on cash (%) 7.0 7.0
5.5
Administration fee allowance (%) 1.0 1.0
1.0
Expected return on plan assets (%) 10.0 10.0
9.5
Salary inflation rate (%) 7.0 6.0
6.0
Pension increase allowance (%) 3.8 3.6
2.9
The assumed rates of mortality are determined by reference to the
SA85/90 Ultimate mortality table, as published by the Actuarial
Society of South Africa, for all categories of members.
Funding level per statutory actuarial valuation (%) 94.0 98.5
99.8
The number of employees registered under the Telkom Pension Fund 339 295
255
Actuarial calculations/valuations were performed by qualified actuaries to determine the benefit obligation, plan asset and service costs for the pension and retirement funds for each of the financial periods presented.
The fund portfolio consists of the following:
Equities (%)
60 62
84
Bonds (%) 30 21
9
Cash (%) 10 17
7
The total expected contributions payable to the pension fund for the next financial year is R10 million.
Expected future benefit payments are as follows:
Rm
2007
10
2008
10
2009
11
2010
13
2011
14
>5 years
226
Total
284
The Telkom Retirement Fund
The Telkom Retirement Fund was established on July 1, 1995 as a hybrid defined benefit and defined contribution plan. Existing employees were given the option to either remain in the Telkom Pension Fund or to be transferred to the Telkom Retirement Fund. All pensioners of the Telkom Pension
Fund and employees who retired after July 1, 1995 were transferred to the Telkom Retirement Fund. At the same time the proportionate share of the deficit relating to the transferring employees and pensioners was transferred to the Telkom Retirement Fund. Upon transfer the Government ceased to guarantee the deficit in the Telkom Retirement Fund. Subsequent to July 1, 1995 further transfers of existing employees occurred.
The Telkom Retirement Fund is a defined contribution fund with regards to in-service members. On retirement, an employee is transferred from the defined contribution plan to a defined benefit plan. Telkom, as a guarantor is contingently liable for any deficit in the Telkom Retirement Fund.
Moreover, all of the assets in the Fund, including any potential excess belong to the participants of the scheme. The Company is unable to benefit from the excess.
Telkom guarantees any actuarial shortfall of the pensioner pool in the retirement fund. This liability is initially funded through assets of the retirement fund. The latest actuarial calculation performed at March 31, 2006 indicates that the retirement fund is in a surplus funding position of R854 million after unrecognised losses.

28. Employee benefits
(continued)
The Telkom Retirement Fund
(continued)
The Telkom Retirement Fund is governed by the Pension Funds Act, Act No. 24 of 1956. In terms of section 37A of this Act, the pension benefits payable to the pensioners cannot be reduced. If therefore the present value of the funded obligation were to exceed the fair value of the plan assets,
Telkom would be required to fund the deficit.
The information presented below is intended only to comply with the disclosure requirements of IAS19 (revised) and not to suggest that the Company has a potential asset with regards to this Fund.
The funded status of the Telkom Retirement Fund is disclosed below:
2004 2005
2006
Rm Rm
Rm
Telkom Retirement Fund
The net periodic retirement costs include the following components:
Interest and service cost on projected benefit obligations
279 301
346
Expected return on plan assets (421) (338)
(430)
Amortisation of unrecognised net actuarial loss – 29
–
Net periodic pension benefit recognised (142) (8)
(84)
Retirement fund contributions 423 429
383
Benefit obligation:
At beginning of year
2,679 3,162
4,020
Interest and service cost 279 301
346
Benefits paid (307) (329)
(377)
Actuarial loss 511 886
388
Benefit obligation at end of year 3,162 4,020
4,377
Plan assets at fair value:
At beginning of year
3,106 3,540
4,477
Expected return on plan assets 421 338
431
Benefits paid (305) (329)
(377)
Actuarial gain 318 928
1,442
Plan assets at end of year 3,540 4,477
5,973
Present value of funded obligation 3,162 4,020
4,377
Fair value of plan assets (3,540) (4,477)
(5,973)
Funded status (378) (457)
(1,596)
Unrecognised net actuarial (loss)/gain (382) (312)
742
Unrecognised net asset (760) (769)
(854)
Expected return on plan assets 421 338
430
Actuarial gain on plan assets 318 928
1,442
Actual return on plan assets 739 1,266
1,872
Included in fair value of plan assets is:
Office buildings occupied by Telkom
127 221
274
Telkom bonds 46 39
56
Telkom shares 121 187
287
The Telkom Retirement Fund invests its funds in South Africa and internationally. Ten fund managers invest in South Africa and four of these managers specialise in trades with bonds on behalf of the Retirement Fund. The international investment portfolio consists of global equity and hedged funds.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004 2005
2006
28. Employee benefits
(continued)
The Telkom Retirement Fund
(continued)
Principal actuarial assumptions were as follows:
Discount rate (%)
10.0 9.0
7.5
Yield on government bonds (%) 9.0 9.0
7.5
Long-term return on equities (%) 12.0 12.0
10.5
Long-term return on cash (%) 7.0 7.0
5.5
Administration fee allowance (%) 1.0 1.0
1.0
Expected return on plan assets (%) 10.0 10.0
8.5
Salary inflation rate (%) 7.0 6.0
6.0
Pension increase allowance (%) 3.8 3.6
2.9
The assumed rates of mortality are determined by reference to the
PA(90) table, as published by the Institute and Faculty of Actuaries in
London and Scotland, rated down one year (75% male and 25%
female) together with improvements of 0.75% per annum based on an average fund pension.
Funding level per statutory actuarial valuation (%) 84 100
100
The number of pensioners registered under the Telkom Retirement Fund 14,268 14,087
14,323
The number of in-service employees registered under the Telkom Retirement Fund 32,017 28,677
25,320
The fund portfolio consists of the following:
Equities (%)
56 57
72
Property (%) 4 5
4
Bonds (%) 30 21
21
Cash (%) 10 17
3
The total expected contributions payable to the retirement fund for the next financial year is R670 million.
Expected future benefit payments are as follows:
Rm
2007
646
2008
687
2009
730
2010
776
2011
826
>5 years
15,899
Total
19,564
Vodacom Group Pension Fund
All eligible employees of the Vodacom Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of Vodacom are also members of the Vodacom Executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. The Group’s share of the current contributions to the Pension Fund amounted to R38 million (2005: R35 million; 2004: R33 million). The Group’s share of the current contributions to the Provident Fund amounted to R6 million (2005: R2 million; 2004: R3 million). The Vodacom employees at March 31, 2006 were 5,271 (2005: 4,991; 2004: 4,609). The
South African funds are governed by the Pension Funds Act No. 24 of 1956.

28. Employee benefits
(continued)
Medical benefits
Telkom makes certain contributions to medical funds in respect of current and retired employees. The scheme is a defined benefit plan. The expense in respect of current employees’ medical aid is disclosed in note 5.1. The amounts due in respect of post-retirement medical benefits to current and retired employees have been actuarially determined and provided for as set out in note 26. The Company has terminated future post-retirement medical benefits in respect of employees joining after July 1, 2000.
There are three major categories of members entitled to the post-retirement medical aid: pensioners who retired before 1994 (‘Pre-94’); those who retired after 1994 (‘Post-94’); and the in-service members. The Post-94 and the in-service members’ liability is subject to a Rand cap, which increases annually with the average salary increase.
Eligible employees must be employed by Telkom until retirement age to qualify for the post-retirement medical aid. The most recent actuarial valuation of the benefit was performed as at March 31, 2006.
Telkom has allocated certain investments to fund this liability as set out in note 12. During the current year, Telkom realised a portion of the investment in the sinking fund and invested it in an annuity policy within the cell captive. These investments do not qualify as plan assets.
The status of the medical aid liability is disclosed below:
2004 2005
2006
Rm Rm
Rm
Medical aid
Present value of unfunded obligation 2,378 3,079
3,904
Unrecognised net actuarial gain/(loss)* 42 (649)
(1,297)
Liability as disclosed in the balance sheet (Refer to note 26) 2,420 2,430
2,607
* The prior year net actuarial loss has been corrected by R492 million as a result of an actuarial calculation error that occurred in 2005. This has not had an effect on previously reported results.
Principal actuarial assumptions were as follows:
Discount rate (%)
10.0 9.0
7.5
Salary inflation rate (%) 7.0 6.0
6.0
Medical inflation rate (%) 8.0 7.0
6.5
Withdrawal rate (%) 15.0 30.0
30.0
The assumed rates of mortality are determined by reference to the
SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, as published by the Institute and Faculty of Actuaries in London
and Scotland, for retirement purposes.
Actual retirement age 65 65
65
Average retirement age 63 60
60
Number of members 23,522 18,890
17,872
Number of pensioners 8,233 8,845
8,665
The liability is extremely sensitive to changes in the underlying assumptions. The impact of a one percentage point movement in the medical cost and salary inflation rate is as follows:
Impact on total service and interest cost components for one percent increase
59
Impact on post-retirement benefit obligation for one percent increase
563
Impact on total service and interest cost components for one percent decrease
(54)
Impact on post-retirement benefit obligation for one percent decrease
(497)
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004 2005
2006
Rm Rm
Rm
28. Employee benefits
(continued)
Telephone rebates
Telkom provides telephone rebates to its pensioners. The most recent actuarial valuation was performed in March 2006. Eligible employees must be employed by Telkom until retirement age to qualify for the telephone rebates. The scheme is a defined benefit plan.
The status of the telephone rebate liability is disclosed below:
Present value of unfunded obligation 164 177
251
Unrecognised net actuarial gain/(loss) – 2
(53)
Liability as disclosed in balance sheet (Refer to note 26) 164 179
198
Principal actuarial assumptions were as follows:
Discount rate (%)
10.0 9.0
7.5
Rebate inflation rate (%) 5.0 0.0
0.0
The assumed rates of mortality are determined by reference to the standard published mortality table PA(90), as published by the Institute and Faculty of Actuaries in London and Scotland, rated down one year to value the pensioners.
Actual retirement age 65 65
65
Average retirement age 63 60
60
Number of members 21,867 18,834
19,164
Number of pensioners 11,686 10,571
11,148
The liability is extremely sensitive to changes in the underlying assumptions. The impact of a 0.5% increase in the rebate inflation rate is an increase of R14 million in the liability.
Telkom Conditional Share Plan
Telkom’s shareholders approved the Telkom Conditional Share Plan at the January 2004 Annual General Meeting. The scheme covers both operational and management employees and is aimed at giving shares to Telkom employees, at a RNil exercise price, at the end of the vesting period. The vesting period for the operational employees share award is 0% in year one, 33% in each of the 3 years thereafter, while the management share award vests fully after 3 years. Although the number of shares awarded to employees will be communicated at the grant date, the ultimate number of shares that vest may differ based on certain performance conditions being met.
The Telkom Board approved the award of 3.2 million shares in 2004, the grant of which occurred in August 2004. The Telkom Board approved the second allocation of shares to employees as at June 23, 2005. A total of 2,024,555 shares were granted. No consideration is payable on the shares issued to employees, but performance criteria will need to be met in order for the shares to be granted and to vest. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of the shares granted, commencing on the grant date.
The weighted average remaining vesting period for the shares outstanding as at March 31, 2006 is 1.75 years (2005: 2.25 years).
The following table illustrates the movement of the maximum number of shares that will vest to employees for the August 2004 grant:
2004 2005
2006
Outstanding at beginning of year – –
2,943,124
Granted during the year – 3,046,242
90
Forfeited during the year – (103,118)
(67,573)
Settled during the year – –
(444,093)
Vested during the year – –
(17,341)
Outstanding at end of the year – 2,943,124
2,414,207

2004 2005
2006
28. Employee benefits
(continued)
Telkom Conditional Share Plan
(continued)
The following table illustrates the movement of the maximum number of shares that will vest to employees for the June 2005 grant:
Outstanding at beginning of year – –
–
Granted during the year – –
2,024,465
Forfeited during the year – –
(62,354)
Settled during the year – –
(19,096)
Vested during the year – –
(12,328)
Outstanding at end of year – –
1,930,687
In the terms of the settlement agreement between Telkom and
Mr Sizwe Nxasana, the former CEO, the Telkom Board approved the acceleration of the vesting of 29,669 shares that had been granted to
Mr Nxasana, with the result that the shares vested on August 31,
2005. On September 15, 2005 Mr Nxasana exercised his right to the shares and the shares were transferred from the treasury share reserve to Mr Nxasana.
The fair value of the shares granted on August 8, 2004, has been calculated by an actuary using a market share price of R77.50 at grant date, and adjusted for a 2,6% dividend yield. The fair value of the shares granted on June 23, 2005, has been calculated by an actuary using a market share price of R111.00 at grant date, and adjusted for a 3.6% dividend yield.
The principal assumptions used in calculating the expected number of shares that will vest are as follows:
Employee turnover (%) – 5
5
Meeting specified performance criteria (%) – 100
100
At March 31, 2006 the estimated total compensation expense to be recognised over the vesting period was R381 million
(2005: R192 million), of which R127 million (2005: R68 million)
was recognised in employee expenses for the year.
Long-term incentive provision
The long-term incentive provision represents the present value of the expected future cash outflows to eligible employees that qualify. The amount of the liability is based on an actuarial valuation. The provision is utilised when eligible employees receive the value of vested benefits.
The Group exposure is 50% of the following items:
Rm
Net liability at beginning of year – –
–
Interest cost – –
7
Current service cost – –
9
Past service and interest costs – –
76
Actuarial loss – –
47
Net cost – –
139
Total benefit payments – –
(17)
Net liability at end of year – –
122
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2002
2003
2004
2005
2006
Rm
Rm
Rm
Rm
Rm
28. Employee benefits
(continued)
The amounts for the current and previous
four years are as follows:
Telkom Pension Fund
Defined benefit obligation
(167)
(162)
(190)
(186)
(281)
Plan assets
150
211
219
231
243
(Deficit)/surplus
(17)
49
29
45
(38)
Unrecognised actuarial loss
86
50
100
89
118
Unrecognised/recognised net asset
69
99
129
134
80
Telkom Retirement Fund
Defined benefit obligation
(3,055)
(2,679)
(3,162)
(4,020)
(4,377)
Plan assets
3,805
3,106
3,540
4,477
5,973
Surplus
750
427
378
457
1,596
Unrecognised actuarial (gain)/loss
(460)
190
382
312
(742)
Unrecognised net asset
290
617
760
769
854
Medical benefits
Defined benefit obligation
(1,893)
(2,162)
(2,378)
(3,079)
(3,904)
Unrecognised actuarial (gain)/loss
(267)
(127)
(42)
649
1,297
Liability
(2,160)
(2,289)
(2,420)
(2,430)
(2,607)
Telephone rebates
Defined benefit obligation
(146)
(162)
(164)
(177)
(251)
Unrecognised actuarial (gain)/loss
–
–
–
(2)
53
Liability
(146)
(162)
(164)
(179)
(198)
2004
2005
2006
Rm
Rm
Rm
29. Reconciliation of profit for the
year to cash generated
from operations
16,302
18,622
19,724
Profit for the year
4,658
6,834
9,321
Finance charges
3,264
1,695
1,233
Taxation
1,738
3,082
4,520
Investment income
(322)
(350)
(397)
Interest received from debtors
(156)
(127)
(136)
Non-cash items
6,517
6,329
6,206
Depreciation, amortisation, impairment and write-offs
7,248
6,288
5,876
(Decrease)/increase in provisions
(687)
135
554
Profit on disposal of property, plant and equipment
(19)
(30)
(79)
Profit on disposal of investment
(25)
(64)
(163)
Loss on disposal of property, plant and equipment
–
–
18
Decrease/(increase) in working capital
603
1,159
(1,023)
Inventories
115
(127)
(198)
Accounts receivable
(275)
441
(667)
Accounts payable
763

(158)

2004
2005
2006
Rm
Rm
Rm
30. Finance charges paid
(1,787)
(1,272)
(1,316)
Finance charges per income statement
(3,264)
(1,695)
(1,233)
Non-cash items
1,477
423
(83)
Movements in interest accruals
111
(84)
(276)
Net discount amortised
581
482
423
Fair value adjustment
1,130
(83)
(302)
Unrealised foreign exchange (loss)/gains
(345)
108
72
31. Taxation paid
(562)
(1,487)
(4,550)
Net asset/(liability) at beginning of year
99
(460)
(1,711)
Taxation
(1,258)
(2,976)
(4,965)
Secondary Tax on Companies
151
238
585
Business combination
(14)
–
(8)
Tax liability at end of year
460
1,711
1,549
32. Dividend paid
(548)
(629)
(4,884)
Dividends payable at beginning of year
–
(7)
(7)
Dividends declared
(501)
(606)
(4,801)
Dividends paid to minority shareholders
(54)
(23)
(80)
Dividends payable at end of year
7
7
4
33. Purchase of subsidiaries, joint ventures and minority shareholders’ interests
Acquisitions
The following acquisitions were made:
By Telkom
During the 2004 financial year, a 100% shareholding in Rossal No 65
(Proprietary) Limited for R100. This company will be utilised to administer, on behalf of Telkom, the Telkom Conditional Share Plan.
–
During the 2005 financial year, a 100% shareholding in Acajou
Investments (Proprietary) Limited for R100. This company will be utilised to hold treasury shares acquired in Telkom up to the maximum as allowed by the JSE Securities Exchange rules.
–
By the Group’s 50% joint venture, Vodacom
On March 1, 2004, a 51% interest in the equity of Smartphone SP
(Proprietary) Limited, which has a 100% shareholding in Stand 13
Eastwood Road Dunkeld (Proprietary) Limited and 53% in Ithuba
Smartcall (Proprietary) Limited.
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
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
33. Purchase of subsidiaries, joint ventures and minority
shareholders’ interests
(continued)
By the Group’s 50% joint venture, Vodacom
(continued)
Smartphone SP (Proprietary) Limited had a contingent asset of R71 million at the date of acquisition. The Group valued the asset at RNil. The contingent asset realised during the current financial year. The Group had an obligation under the shareholders agreement to pay the company an additional amount should the asset realise. The additional amount paid by the Group qualified as a contingent purchase consideration and resulted in an adjustment of
R36 million to goodwill. The recognition of the contingent asset therefore resulted in a profit of R71 million (Group share: R35 million) in the consolidated income statement for the year ended March 31, 2006 with R35 million (Group share: R17 million) being allocated to minority interest.
On April 16, 2004, a 85.75% interest in the equity of Smartcom (Proprietary) Limited through its 51% owned subsidiary, Smartphone SP
(Proprietary) Limited.
2004 2005
2006
Rm Rm
Rm
Aggregate fair value of net assets acquired (36)
Purchase price (35)
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
Deferred taxation liability 7
Goodwill (5)
Purchase price (20)
The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control customers. It is impracticable to disclose the revenue and profit of the business that is included in the prior year’s results as the customer base was integrated into Vodacom Service Provider
Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For the same reason stated above, it would not be practicable to determine the impact on revenue and profits of the Vodacom Group for a full year.

2004 2005
2006
Rm Rm
Rm
33. Purchase of subsidiaries, joint ventures and minority
shareholders’ interests
(continued)
By the Group’s 50% joint venture, Vodacom
(continued)
On August 1, 2005, the Vodacom Group acquired a 51% interest in the equity of Cointel VAS (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:
Fair value of net assets acquired
(47)
Property, plant and equipment
(1)
Intangible assets
(90)
Trade and other receivables
(4)
Cash and cash equivalents
(42)
Deferred taxation liability
18
Trade and other payables
57
Taxation payable
8
Provision
1
Dividends payable
6
Minority interest
23
Goodwill
(18)
Purchase price (including capitalised costs)
(42)
Cash and cash equivalents
42
Cash consideration
–
The purchase price of R84 million (Group share: R42 million), excluding capitalised costs, was paid on August 23, 2005. Capitalised costs were paid throughout the period.
Revenue amounting to R45 million and net profit of R9 million is included in the current period results. Revenue would have amounted to
R47,630 million and net profit of R9,146 million if the entity had been consolidated for the full year ended March 31, 2006.
The goodwill related to the acquisition represents future synergies and are allocated to the Mobile South African cash generating unit.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
34. Undrawn borrowing facilities and guarantees
34.1 Rand denominated facilities and guarantees
Telkom has general banking facilities of R6,529 million with no amounts utilised at March 31, 2006. The facilities are unsecured, bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review.
The Group exposure is 50% of the following items:
Vodacom has a rand denominated credit facility totalling R7,083 million with R1,114 million unutilised at March 31, 2006. The facilities are uncommitted and can also be utilised for foreign loans and are subject to review at various dates (usually on an annual basis). Certain of the facilities are still subject to the Group’s final acceptance.
Guarantor
Details
Beneficiary
2004
2005
2006
Rm
Rm
Rm
Vodacom (Proprietary) Limited
All guarantees individually less than R2 million
Various
3
3
3
Vodacom Service Provider
Company (Proprietary) Limited
All guarantees individually less than R2 million
Various
3
3
3
Vodacom Service Provider
Guarantee in respect of receipt of independent
Company (Proprietary) Limited
intermediaries of premiums on behalf of short-
term insurers and Lloyd’s underwriters, and
SA Insurance
relating to short-term insurance business carried
Association for
on in RSA. Terminates on May 31, 2006
benefit of insurers
14
18
21
Smartcom (Proprietary) Limited
Guarantees for salary bank
account and debit orders
Various
–
3
3
20
27
30

34. Undrawn borrowing facilities and guarantees
(continued)
34.2 Foreign denominated facilities and guarantees
The Group exposure is 50% of the following items:
Vodacom Tanzania Limited has project funding facilities of USD30 million, which were fully utilised at March 31, 2006. Vodacom Congo (RDC) s.p.r.l.
has a revolving credit facility of USD5 million which was fully utilised at March 31, 2006. Vodacom International Limited has a revolving term loan of USD180 million which was fully utilised at March 31, 2006. Vodacom Lesotho (Proprietary) Limited has overdraft facilities with various banks of
M47 million and of which MNil million was utilised at March 31, 2006. Foreign currency term facilities are predominantly US Dollar based, at various maturities and are utilised for bridging and short-term working capital needs.
Guarantor Details Beneficiary Currency 2004 2005
2006
Rm Rm
Rm
€
11million
Nedbank on behalf of (2005:
€
41 million;
Vodacom (Proprietary) Limited Unsecured standby letters of credit Alcatel CIT 2004:
€
25 million) 195 330
86
Vodacom Group (Proprietary) Guarantees issued for the ABSA
€
Nil
Limited obligation of Vodacom Congo (2005:
€
Nil;
(RDC) s.p.r.l.** 2004: S54 million) 416 –
–
Vodacom Group (Proprietary) Guarantees issued for the ABSA USDNil
Limited obligation of Vodacom Congo (2005: USDNil;
(RDC) s.p.r.l.’s revolving 2004: USD32 million)
credit facility** 202 –
–
Vodacom Group (Proprietary) Guarantees issued for the Standard
€
Nil
Limited obligation of Vodacom Congo Finance (2005:
€
Nil;
(RDC) s.p.r.l.** (Isle of Man) 2004:
€
23 million)
Limited 174 –
–
Vodacom Group (Proprietary) Guarantees issued for the Standard USDNil
Limited obligation of Vodacom Congo Finance (2005; USDNil;
(RDC) s.p.r.l.** (Isle of Man) 2004; USD38 million)
Limited 237 –
–
Vodacom Group (Proprietary) Guarantees issued for the Standard Bank USD180 million
Limited obligation of Vodacom International London (2005: USD180 million;
Limited’s term loan facility**# Limited and RMB 2004: USDNil)
International
(Dublin) Limited
– 1,129
1,114
Vodacom International Guarantees issued for the Alcatel CIT
€
5 million
Limited obligation of Vodacom Congo (2005:
€
15 million;
(RDC) s.p.r.l.** 2004:
€
25 million) 193 122
38
1,417 1,581
1,238
** Foreign denominated guarantees amounting to R1,152 million (2005: R1,190 million; 2004: R623 million) issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the balance sheet.
# The Vodacom Group is in compliance with the covenants attached to the term loan facility.
Companies within the Group have provided the following guarantees:
Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary) Limited.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Rm
Rm
Rm
35. Commitments
Capital commitments authorised
7,151
7,970
10,265
Fixed-line
4,566
5,029
6,519
Mobile
2,585
2,941
3,746
Commitments against authorised capital expenditure
439
825
842
Fixed-line
88
91
200
Mobile
351
734
642
Authorised capital expenditure not yet contracted
6,712
7,145
9,423
Fixed-line
4,478
4,938
6,319
Mobile
2,234
2,207
3,104
Capital commitments comprise of commitments for Property, plant and equipment and software included in Intangible assets.
Management expects these commitments to be financed from internally generated cash and other borrowings.
Total
<1 year
1 – 5 years
>5 years
Rm
Rm
Rm
Rm
Operating lease commitments
2006
Buildings
890
240
640
10
Rental receivable on buildings
(180)
(56)
(122)
(2)
Transmission and data lines
131
28
102
1
Vehicles
996
498
498
–
Equipment
35
20
15
–
Sport and marketing contracts
567
149
418
–
Total
2,439
879
1,551
9
2005
Buildings
1,174
206
788
180
Rental receivable on buildings
(149)
(35)
(94)
(20)
Transmission and data lines
163
32
129
2
Vehicles
347
347
–
–
Equipment
37
6
31
–
Sport and marketing contracts
313
146
167
–
Total
1,885
702
1,021
162
2004
Buildings
809
141
365
303
Rental receivable on buildings
(227)
(57)
(125)
(45)
Transmission and data lines
64
17
46
1
Vehicles
540
540
–
–
Equipment
37
23
14
–
Sport and marketing contracts
364
149
215
–
Total
1,587
813
515
259
Operating leases
The Group leases certain buildings, vehicles and equipment. The majority of the lease terms negotiated for equipment-related premises are ten years with other leases signed for five years and three years. The bulk of non-equipment-related premises are for leases of three years to ten years. The majority of the leases normally contain an option clause entitling Telkom to renew the lease agreements for a period usually equal to the main lease term.
The minimum lease payments under these agreements are subject to annual escalations, which range from 8% to 12%.

35. Commitments
(continued)
Operating leases
(continued)
Penalties in terms of the lease agreements are only payable should Telkom vacate the premises and negotiate to terminate the lease agreement prior to the expiry date, in which case the settlement payment will be negotiated in accordance with the market conditions of the premises. Future minimum lease payments under operating leases are included in the above note. Onerous leases for buildings, of which Telkom has no further use, no possibility of sub-lease and no option to cancel, are provided for in full and included in other provisions.
The master lease agreement for vehicles was for a period of five years, and expired on March 31, 2005. A new agreement has been negotiated for a period of three years on similar terms and conditions as the previous agreement and is effective April 1, 2005. In accordance with the new agreement Telkom is not allowed to lease any similar vehicle as specified in the contract from any other service provider during the three year period, except for the rentals at airports which are utilised in cases of subsistence and travel, as well as vehicles which are not part of the agreement. The agreement is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle is, however, replaced by a new similar vehicle, the lease costs of the newest vehicle, will increase by the Consumer Price Index. All leased vehicles are, however, subject to any variance in the interest rate fluctuations and are adjusted as and when the adjustments are announced by the South African Reserve Bank. The leases of individual vehicles are renewed annually. The Group is considered to be compelled to renew such leases based upon its historical requirements and contractual obligations. In accordance with the agreement Telkom is not allowed to lease any similar vehicles as those specified in the contract from any other service provider during the contract period.
The master lease agreement for office equipment expired on March 31, 2006. New agreements have been entered into with two suppliers with an initial period of 36 months effective from November 25, 2005. In terms of the new agreements the leases of individual equipment shall be valid for
36 months at a fixed fee for the entire period, whereafter the Group has the option to renew the leases for a further two years at reduced rentals of between 25% and 40% of the initial rentals. Annual increases for newly rented equipment in year two and three of the agreement shall be fixed at between 7.5% and 8%.
Total
<1 year
1 – 5 years
>5 years
Rm
Rm
Rm
Rm
Finance lease commitments
2006
Lease payments
2,644
217
908
1,519
Finance charges
(1,372)
(172)
(587)
(613)
Minimum lease payments
1,272
45
321
906
The liability is made up as follows:
Present value of the initial liability
1,040
Finance charges capitalised
232
Liability as disclosed in note 24
1,272
2005
Lease payments
2,730
172
1,021
1,537
Finance charges
(1,521)
(168)
(642)
(711)
Minimum lease payments
1,209
4
379
826
The liability is made up as follows:
Present value of the initial liability
1,059
Finance charges capitalised
150
Liability as disclosed in note 24
1,209
2004
Lease payments
2,884
155
818
1,911
Finance charges
(1,687)
(167)
(642)
(878)
Minimum lease payments
1,197
(12)
176
1,033
The liability is made up as follows:
Present value of the initial liability
1,086
Finance charges capitalised
111
Liability as disclosed in note 24
1,197
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
35. Commitments
(continued)
Finance leases
A major portion of the finance lease relates to the sale and lease-back of certain of the Group’s buildings. The lease term negotiated for the buildings is for a period of 25 years ending 2019. The minimum lease payments are subject to an annual escalation of 10% p.a. Telkom has the right to sublet part of the buildings. In case of breach of contract, the lessor is entitled to cancel the lease agreement and claim damages.
Finance charges accruing on one of the Group’s building leases exceed the lease payments for the next four years. Minimum lease payments for the next five years do not result in any income accruing to the Group.
Other
The Group exposure is 50% of the following items:
Interception of Communications and Provisions of Communication-related Information Act (‘the Act’)
The Act was proclaimed in the Government Gazette and has been made effective September 30, 2005 with the exception of the provisions dealing with customer registration which comes into effect on June 30, 2006. The cellular operators have succeeded in obtaining in principle support by the
Department of Justice for an electronic registration process. The legislative amendments necessary to allow for such an electronic registration process have not yet been effected, but are anticipated prior to the effective date of June 30, 2006. The Group has acquired and implemented the monitoring and interception facilities as per the technical specifications of the facilities agreed upon between the Group and the Department of Justice and promulgated on November 28, 2005. A reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be determined at this stage.
Global Alliance fees
The Vodacom Group pays annual fees from February 18, 2005 for the services provided. The fee is calculated as a percentage of revenue.
Retention incentives
The Vodacom Group has committed a maximum of R456 million (March 31, 2005: R373 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
Other
Africell Cellular Services (Proprietary) Limited
An offer to acquire the cellular business of Africell Cellular Services (Proprietary) Limited was made and accepted. The suspensive conditions as well as Competition Commission approval, is currently being attended to.
2004
2005
2006
Rm
Rm
Rm
36. Contingencies
Third parties
38
33
30
Fixed-line
33
30
27
Mobile
5
3
3
Guarantee of employee housing loans – fixed-line
144
122
55
Third parties
These amounts represent sundry disputes with third parties that are not individually significant and that the Group does not intend to settle.
Guarantee of employee housing loans
Telkom guarantees a certain portion of employees’ housing loans. The amount guaranteed differs depending on facts such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any pension payout can be made to the employee. Telkom recognises a provision when it becomes probable that a guarantee will be called. There is no provision outstanding in respect of these contingencies. The maximum amount of the guarantee in the event of the default is as disclosed above.
The guarantees as at March 31, 2006 have reduced significantly due to negotiations with financial institutions to release certain guarantees older than 5 years.

36. Contingencies
(continued)
Supplier dispute
Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, Telkom wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.50% per year for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. Telkom brought an application in the High Court in South Africa to review and set aside the partial award. Judgement in Telkom’s favour was handed down on November 27, 2003.
On July 29, 2004, Telcordia filed a further petition to enforce the arbitrator’s partial award in the District Court of New Jersey, USA. On December 8,
2004 the court dismissed Telcordia’s petition. Telcordia has since filed its appeal. Telkom has been advised that the appeal court will only finalise the appeal after the Supreme Court of Appeals in South Africa hands down its judgment.
On November 29, 2004, the Supreme Court of Appeals, Bloemfontein granted Telcordia leave to appeal. The appeal is set down for hearing from
October 30, 2006 to November 3, 2006.
During the year, Telkom was approached by Telcordia’s representatives to consider certain settlement proposals. The dispute between Telkom and
Telcordia and the amount of Telkom’s liability are not expected to be finalised until the end of 2006. As Telkom does not believe it has a present obligation, it has provided USDNil (March 31, 2005: USDNil) for its estimate of probable liabilities.
Competition commission
The South African Value Added Network Services (‘SAVA’)
The South African Value Added Network Services (‘SAVA’), an association of Value Added Network Services (‘VANS’) providers, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. Certain of the complaints have been referred to the Competition Tribunal by the Competition Commission for adjudication. A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition
Commission has to date not imposed the maximum penalty.
Telkom has brought an application in the High Court in respect of the Competition Tribunal’s jurisdiction to adjudicate this matter. Only the Competition
Commission has opposed the application. Telkom is currently waiting for certain confidential documents contained in the Competition Commission’s record of proceedings, after which Telkom may supplement their papers if necessary and after which the Competition Commission must file their answering affidavit. Our attorneys are corresponding with the Competition Commission in this regard. Telkom is currently waiting for the Competition
Commission to file its record of proceedings. The Competition Commission has now approached the High Court on application for an order directing which of the confidential documents can be included in the record of proceedings.

Telkom does not expect the Competition Tribunal to adjudicate on this matter within the next financial year.
The Internet Service Providers Association (‘ISPA’)
The Internet Service Providers Association (‘ISPA’), an association of internet service providers (‘ISPs’), filed complaints against Telkom at the
Competition Commission regarding alleged anti-competitive practices on the part of Telkom. A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended).
The complaints deal with the cost of access to the South African Internet Exchange (‘SAIX’), the prices offered by Telkom
Internet
, the alleged delay
in provision of facilities to ISPs and the alleged favourable installation timelines offered to Telkom
Internet
customers. The Competition Commission
has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint.
Contingent asset
Telkom has a contingent asset of R58 million relating to sundry disputes with third parties. No asset has been recognised for these as the realisation of income is not virtually certain.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
37. Financial instruments and risk management
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
The Group finances its operations primarily by a mixture of issued share capital, retained earnings, long-term and short-term loans. The Group uses derivative financial instruments to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts. The Group does not speculate in derivative instruments.
Interest rate risk management
Interest rate risk arises from the repricing of the Group’s forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.
The Group’s policy is to manage interest cost through the utilisation of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, the Group makes use of interest rate derivatives as approved in terms of the Group policy. Fixed rate debt represents approximately
92.04% (2005: 91.55%; 2004: 86.89%) of the total consolidated debt, after taking the instruments listed below into consideration. The debt profile of mainly fixed rate debt has been maintained to limit the Group’s exposure to interest rate increases given the size of the Group’s debt portfolio.
Floating rate
Fixed rate
Fixed rate
Fixed rate
< 1 year
< 1 year
1-5 years
>5 years
Total
Rm
Rm
Rm
Rm
Rm
Interest rate repricing profile for
interest-bearing debt:
2006
Borrowings
885
2,608
5,511
2,119
11,123
Percentage of borrowings
7.96%
23.44%
49.55%
19.05%
100.00%
2005
Borrowings
1,184
4,084
5,778
2,957
14,003
Percentage of borrowings
8.45%
29.17%
41.26%
21.12%
100.00%
2004
Borrowings
2,196
2,316
9,403
2,839
16,754
Percentage of borrowings
13.11%
13.82%
56.13%
16.94%
100.00%
Borrowings do not include credit facilities utilised of R693 million (2005: R909 million; 2004: R422 million), which are floating rate debt.
The effective interest rate for the year was 13.91% (2005: 15.23%; 2004: 15.14%). At March 31, 2006 the Group did not have a significant interest rate risk exposure on financial assets.
In order to hedge specific exposure in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, the Group makes use of interest rate derivatives as approved in terms of Group policy limits.
The table below summarises the interest rate swops outstanding as at March, 31:
Notional
Weighted
Average
amount
average
maturity
Currency
m
coupon rate %
2006
Interest rate swaps
Pay fixed
1-5 years
ZAR
1,000
14.67
Receive fixed
1-5 years
ZAR
47
9.15
>5 years
ZAR
62
9.43
2005
Interest rate swaps
Pay fixed
1-5 years
ZAR
1,000
14.67
Receive fixed
1-5 years
ZAR
52
9.73
> 5 years
ZAR
63
9.53

Notional Weighted
Average
amount
average
maturity
Currency
m
coupon rate %
37. Financial instruments and risk management
(continued)
Interest rate risk management
(continued)
2004
Interest rate swaps
Pay fixed
< 1 year
ZAR
150
12.92
1-5 years
ZAR
1,000
14.67
Receive fixed
1-5 years
ZAR
56
9.99
> 5 years
ZAR
62
9.82
Pay fixed
The floating rate is based on the three months JIBAR, and is settled quarterly in arrears. The interest rate swaps are used to manage interest rate risk on debt instruments.
Pay floating and receive fixed
The Group swapped its fixed rate for a floating rate linked to the BA (Banker’s Acceptance) rate plus a margin of between 2% and 2.25%.
Credit risk management
Other financial assets and liabilities
The risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. The maximum exposure to the Group from counterparties is a net favourable position of R158 million (2005: R1,083 million; 2004: R853 million). No collateral is required when entering into derivative contracts. Credit limits are reviewed on an annual basis or when information becomes available in the market. The
Group limits its exposure to any counterparty and exposures are monitored daily. The Group expects that all counterparties will meet their obligations.
Trade receivables
Credit limits are set on an individual and entity basis. Management reduces the risk of irrecoverable debt by improving credit management through credit checks and levels. Trade receivables comprise a large widespread customer base, covering residential, business and corporate customer profiles.
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
Available credit facilities not utilised at March 31, 2006 amounted to R9,519 million (Refer to note 34).
Negative working capital ratio
For each of the financial years ended 2006, 2005 and 2004 the Group had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than the current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.
VM S.A.R.L call option
In terms of the shareholders’ agreement, the Group’s minority shareholder in VM S.A.R.L, Empresa Mocabicana De Telecommunicaçòes S.A.R.L
(Emotel) has a call option for a period of four years following the commencement date, August 23, 2003. In terms of the option, Emotel shall be entitled to call on Vodacom International Limited such number of shares in and claims on loan account against VM S.A.R.L as constitute 25% of the entire issued share capital of that company. Emotel can exercise this option in full increments of 1%. The option can only be exercised on April 1 or
October 1 of each calendar year for the duration of the option. The option price is specified in the shareholders’ agreement. The call option has no value at March 31, 2006 (2005: RNil; 2004: RNil).
Smartphone SP (Proprietary) Limited put option
In term of the shareholder’s agreement, the minority shareholders of Smartphone SP (Proprietary) Limited have a put option against Vodacom Group
(Proprietary) Limited, should the Group or the company terminate or fail to renew the Service Provider Agreement for any reason other than the expiry or cancellation of the Group’s South African license. The put option has no value at March 31, 2006, 2005 and 2004 as the conditions set out in the agreement have not been met.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
37. Financial instruments and risk management
(continued)
Liquidity risk management
(continued)
Smartcom (Proprietary) Limited put option
In terms of the agreement between Vodacom Group (Proprietary) Limited (‘the Group’), Smartphone SP (Proprietary) Limited (‘Smartphone’) and
the minority shareholders of Smartcom (Proprietary) Limited (‘Smartcom’), the minority shareholders of Smartcom have a put option against the group, should the Group reduce the standard service provider discount below certain percentages as stipulated in the put option agreement. The put option has no value at March 31, 2006 (2005: RNil) as the conditions set out in the agreement have not been met.
Skyprops 134 (Proprietary) Limited call option
In terms of the call option agreement between Vodacom Group (Proprietary) Limited (‘Vodacom Group’) FirstRand Bank Limited (‘FirstRand’),
Vodacom (Proprietary) Limited (‘Vodacom’) and Skyprops 134 (Proprietary) Limited (‘company’), FirstRand grants to Vodacom Group an irrevocable call option to require FirstRand at any time to sell the shares in and claims against the company to Vodacom Group. Vodacom Group gave notice to exercise the option during the financial year ended March 31, 2006, and will take over the property in the new financial year.
Congolese Wireless Network s.p.r.l. (‘CWN’) put option
In terms of a shareholders’ agreement, the Group’s joint venture partner in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. (‘CWN’)
has a put option which comes into effect three years after the commencement date, December 1, 2001, and for a maximum of five years thereafter.
In terms of the option, CWN shall be entitled to put to Vodacom International Limited such number of shares in and claims on loan account against
Vodacom Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l. The option price will be the fair market value of the related shares at the date the put option is exercised. The option has no value at March 31, 2006, 2005 and 2004.
Cointel VAS (Proprietary) Limited call option
In terms of the sale of shares agreement between Vodacom Group (Proprietary) Limited (‘Vodacom Group’) and the sellers of shares in Cointel VAS
(Proprietary) Limited (‘Cointel’), the sellers have been granted a put option that requires Vodacom Group to purchase all (and not part only) of the sellers’ shares in Cointel. The sellers will only be capable to exercise the put option if the recharge agreement with Vodacom (Proprietary) Limited is not continued after August 31, 2008 on terms and conditions reasonably acceptable to the sellers. The put option has no value at March 31, 2006 as the conditions set out in the agreement have not been met.
Foreign currency exchange rate risk management
In respect of South African operations, the Group manages its foreign currency exchange rate risk by hedging on a portfolio basis, all identifiable exposures via various financial instruments suitable to the Group’s risk exposure.
Cross currency swaps and forward exchange contracts have been entered into to reduce the foreign currency exposure on the Group’s operations and liabilities. The Group also enters into forward exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies (primarily USD and Euro). The purpose of the Group’s foreign currency hedging activities is to protect the Group from the risk that the eventual net flows will be adversely affected by changes in exchange rates.
The table below reflects the currency and interest rate exposure of liabilities. Foreign currency debt is translated at the year-end exchange rates:
Fixed
Floating
Interest-
rate
rate
free
Total
Rm
Rm
Rm
Rm
Liabilities
2006
Currency
ZAR
10,209
693
15,843
26,745
USD
29
757
300
1,086
Euro
–
114
88
202
Other
–
14
31
45
10,238
1,578
16,262
28,078
2005
Currency
ZAR
8,737
1,171
15,891
25,799
USD
41
754
236
1,031
Euro
4,041
137
173
4,351
Other
–
31
24
55
12,819
2,093
16,324
31,236

Fixed
Floating
Interest -
rate
rate
free
Total
Rm
Rm
Rm
Rm
37. Financial instruments and risk management
(continued)
Foreign currency exchange rate risk management
(continued)
Liabilities
(continued)
2004
Currency
ZAR
10,611
1,991
13,662
26,264
USD
52
246
341
639
Euro
3,895
337
148
4,380
Other
–
44
19
63
14,558
2,618
14,170
31,346
Assets
There is no material foreign currency exposure for assets.
Forward exchange contracts
The following contracts relate to specific items on the balance sheet or foreign commitments not yet due. Foreign commitments not yet due consist of capital expenditure ordered but not yet received and future interest payments on loans denominated in foreign currency.
Average maturity
<1 year
1 – 5 years
> 5 years
Foreign
Foreign
Foreign
currency
Local
currency
Local
currency
Local
notional
currency
notional
currency
notional
currency
amount
amount
amount
amount
amount
amount
m
Rm
m
Rm
m
Rm
2006
Buy foreign currency and sell ZAR
United States Dollar
178
1,157
–
–
–
–
Pound Sterling
28
321
–
–
–
–
Euro
156
1,235
–
–
–
–
Swedish Krona
56
46
–
–
–
–
Japanese Yen
33
2
–
–
–
–
2,761
–
–
Buy ZAR and sell foreign currency
United States Dollar
103
679
25
275
–
–
Pound Sterling
5
56
–
–
–
–
Euro
41
309
–
–
–
–
Swedish Krona
28
22
–
–
–
–
Japanese Yen
26
1
–
–
–
–
1,067
275
–
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
Average maturity
<1 year
1 – 5 years
> 5 years
Foreign
Foreign
Foreign
currency
Local
currency
Local
currency
Local
notional
currency
notional
currency
notional
currency
amount
amount
amount
amount
amount
amount
m
Rm
m
Rm
m
Rm
37. Financial instruments and risk management
(continued)
Forward exchange contracts
(continued)
2005
Buy foreign currency and sell ZAR
United States Dollar
182
1,244
–
–
–
–
Pound Sterling
28
337
–
–
–
–
Euro
243
1,891
–
–
–
–
Swedish Krona
23
21
–
–
–
–
Japanese Yen
45
3
–
–
–
–
3,496
–
–
Buy ZAR and sell foreign currency
United States Dollar
118
800
34
364
–
–
Pound Sterling
5
57
–
–
–
–
Euro
77
604
–
–
–
–
Swedish Krona
20
19
–
–
–
–
Japanese Yen
21
1
–
–
–
–
1,481
364
–
Buy Euro and sell USD currency
United States Dollar
2
19
–
–
–
–
2004
Buy foreign currency and sell ZAR
United States Dollar
231
1,706
22
226
–
–
Pound Sterling
17
215
–
–
–
–
Euro
119
1,024
54
369
–
–
Swedish Krona
20
19
–
–
–
–
Japanese Yen
30
2
–
–
–
–
2,966
595
–
Buy ZAR and sell foreign currency
United States Dollar
81
613
43
446
–
–
Pound Sterling
7
84
–
–
–
–
Euro
45
383
–
–
–
–
Swedish Krona
17
16
–
–
–
–
Japanese Yen
25
2
–
–
–
–
1,098
446
–
Buy Euro and sell USD currency
United States Dollar
11
95
–
–
–
–

Average Average Average
maturity Receive coupon Pay coupon
37. Financial instruments and risk
management
(continued)
Foreign currency exchange rate risk management
(continued)
Currency swaps
There are no currency swaps in place
at March 31, 2006.
2005
Receive fixed/pay fixed <1 year 350m EUR 7.13% 2,177m ZAR 15.89%
Receive fixed/pay floating <1 year 100m EUR 7.13% 630m ZAR JIBAR+2.30%
2004
Receive fixed/pay fixed 1 – 5 years 350m EUR 7.13% 2,177m ZAR 15.89%
Receive fixed/pay floating 1 – 5 years 100m EUR 7.13% 630m ZAR JIBAR+2.30%
Fair value of financial instruments
Fair value of all financial instruments noted in the balance sheet approximates carrying value except as disclosed below.
The estimated net fair values as at March 31, 2006, have been determined using available market information and appropriate valuation methodologies as outlined below. The value is not necessarily indicative of the amounts that the Group could realise in the normal course of business.
2004 2005
2006
Carrying Fair Carrying Fair
Carrying
Fair
amount value amount value
amount
value
Rm Rm Rm Rm
Rm
Rm
Liabilities (Refer to note 24)
Total interest-bearing debt
16,754 18,896 14,003 16,054
11,123
13,149
The fair value of derivatives approximate their carrying amounts.
The fair value of receivables, bank balances, repurchase agreements and other liquid funds, payables and accruals, approximate their carrying amount due to the short-term maturities of these instruments.
The fair values disclosed above of borrowings are based on quoted prices or, where such prices are not available, expected future payments discounted at market interest rates.
The fair values of derivatives are determined using quoted prices or, where such prices are not available, discounted cash flow analysis is used. These amounts reflect the approximate values of the net derivative position at the balance sheet date. The fair values of listed investments and the underlying investments held by the cell captive are based on quoted market prices.
2004 2005
2006
R R
R
Exchange rate table (closing rate)
United States Dollar
6.357 6.226
6.180
Euro 7.790 8.080
7.482
Pound Sterling 11.679 11.743
10.737
Swedish Krona 0.842 0.883
0.793
Japanese Yen 0.061 0.058
0.052
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
38. Directors’ interest
NE Mtshotshisa, DD Tabata, M Mostert, TCP Chikane and YR Tenza, five of Telkom’s board members, are the Government’s representatives on
Telkom’s Board of Directors. At March 31, 2006, the Government held 37.99% (2005: 37.17%) of Telkom’s shares.
T Mahloele is the Public Investment Corporation (“PIC”) representative on Telkom’s Board of Directors. As at March 31, 2006 PIC held 10.6% of
Telkom’s shares directly and a further 5.6% indirectly through the Elephant Consortium.
Beneficial
Non-beneficial
Direct
Indirect
Direct
Indirect
Directors’ shareholding
2006
Non-executive
455
–
–
88
NE Mtshotshisa
–
–
–
88
T Mosololi
455
–
–
–
Total
455
–
–
88
2005
Executive – SE Nxasana
367
802
–
267
Non-executive
455
–
–
88
NE Mtshotshisa
–
–
–
88
T Mosololi
455
–
–
–
Total
822
802
–
355
2004
Executive – SE Nxasana
273
669
–
223
Non-executive
–
–
–
16,700,276
NE Mtshotshisa
–
–
–
88
MP Moyo*
–
–
–
16,700,000
TG Vilakazi
–
–
–
188
Total
273
669
–
16,700,499
* The shares are beneficially owned by Old Mutual Plc.
The directors’ shareholding did not change between the balance sheet date and the date of issue of the financial statements.
2004
2005
2006
Rm
Rm
Rm
Directors’ emoluments
48
35
15
Executive
For other services
47
33
12
Non-executive
For services as directors
1
2
3

Performance
Fringe and
Management
Fees
Remuneration
bonus
other benefits
company
Total
R
R
R
R
R
R
38. Directors’ interest
(continued)
Directors’ emoluments
(continued)
2006
Emoluments per director:
Non-executive
2,969,158
–
–
–
–
2,969,158
NE Mtshotshisa
759,500
–
–
–
–
759,500
TCP Chikane
181,022
–
–
–
–
181,022
B du Plessis
254,391
–
–
–
–
254,391
PSC Luthuli
168,357
–
–
–
–
168,357
TD Mahloele
223,227
–
–
–
–
223,227
TF Mosololi
230,809
–
–
–
–
230,809
M Mostert
308,272
–
–
–
–
308,272
A Ngwezi
47,727
–
–
–
–
47,727
DD Tabata
323,022
–
–
–
–
323,022
YR Tenza
349,022
–
–
–
–
349,022
PL Zim
123,809
–
–
–
–
123,809
Executive
–
2,186,460
7,070,262
2,990,865
– 12,247,587
LRR Molotsane*
–
1,250,747
3,442,573
909,675
–
5,602,995
SE Nxasana*
–
935,713
3,627,689
2,081,190
–
6,644,592
Total emoluments – Paid by Telkom
2,969,158
2,186,460
7,070,262
2,990,865
–    15,216,745
2005
Emoluments per director:
Non-executive
1,528,037
–
–
–
–
1,528,037
NE Mtshotshisa
723,333
–
–
–
–
723,333
RP Menell
51,954
–
–
–
–
51,954
TA Sekano
51,954
–
–
–
–
51,954
TG Vilakazi
58,181
–
–
–
–
58,181
CL Valkin
90,500
–
–
–
–
90,500
MP Moyo+
62,454
–
–
–
–
62,454
Tan Sri Dato’ Ir. Md. Radzi Mansor
35,053
–
–
–
–
35,053
TCP Chikane
50,045
–
–
–
–
50,045
B du Plessis
37,782
–
–
–
–
37,782
TD Mahloele
32,454
–
–
–
–
32,454
TF Mosololi
47,619
–
–
–
–
47,619
M Mostert
65,045
–
–
–
–
65,045
A Ngwezi
45,454
–
–
–
–
45,454
DD Tabata
56,545
–
–
–
–
56,545
YR Tenza
80,045
–
–
–
–
80,045
PL Zim
39,619
–
–
–
–
39,619
Executive
–
2,138,772
12,116,113
1,166,412
18,079,286
33,500,583
SE Nxasana*
In respect of 2005 financial year
–
2,138,772
3,666,384
1,166,412
–
6,971,568
In respect of 2004 financial year
–
–
8,449,729
–
–
8,449,729
SM McKenzie++
–
–
–
–
6,751,560
6,751,560
JB Gibson++ (alternate)
–
–
–
–
4,008,347
4,008,347
B Manning++ (alternate)
–
–
–
–
3,753,646
3,753,646
CK Tan+++
–
–
–
–
3,565,733
3,565,733
Total emoluments – Paid by Telkom
1,528,037
2,138,772
12,116,113
1,166,412
18,079,286
35,028,620
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
Performance
Fringe and
Management
Fees
Remuneration
bonus
other benefits
company
Total
R
R
R
R
R
R
38. Directors’ interest
(continued)
Directors’ emoluments
(continued)
2004
Emoluments per director:
Non-executive
1,292,166
–
–
–
–
1,292,166
NE Mtshotshisa
666,666
–
–
–
–
666,666
RP Menell
108,000
–
–
–
–
108,000
TA Sekano
96,000
–
–
–
–
96,000
TG Vilakazi
108,000
–
–
–
–
108,000
C L Valkin
108,000
–
–
–
–
108,000
MP Moyo+
115,500
–
–
–
–
115,500
Tan Sri Dato’ Ir. Md. Radzi Mansor
90,000
–
–
–
–
90,000
Executive
–
1,864,845
8,200,991
1,074,730
35,600,612
46,741,178
SE Nxasana*
–
1,864,845
8,200,991
1,074,730
–
11,140,566
SM McKenzie++
–
–
–
–
11,224,756
11,224,756
AJ Lewis++
–
–
–
–
5,517,295
5,517,295
JB Gibson++
–
–
–
–
6,867,629
6,867,629
B Manning++
–
–
–
–
6,241,497
6,241,497
CK Tan+++
–
–
–
–
5,749,435
5,749,435
Total emoluments – Paid by Telkom
1,292,166
1,864,845
8,200,991
1,074,730
35,600,612
48,033,344
* Included in fringe and other benefits is a pension contribution for SE Nxasana and LRR Molotsane of R121,643 (2005: R278,040; 2004: R242,430) and R162,597 (2005: RNil 2006: RNil) respectively paid to the Telkom Retirement Fund. Also included in fringe and other benefits is a termination settlement of R1,574,514 paid to SE Nxasana. In addition to the emoluments disclosed above, Mr Nxasana received a gain of R3,742,744 being the value of shares which vested on his resignation. (Refer to note 28).
+ Paid to Old Mutual Life Assurance Company.
++ Paid to SBC Communications for services rendered by directors included in consultancy services – managerial fees.
+++ Paid to Telkom Malaysia for services rendered by directors included in consultancy services – managerial fees.

2004 2005
2006
Rm Rm
Rm
39. Segment information
Eliminations represent the inter-segmental transactions that have been eliminated against segment results. The mobile segment represents the
Group’s joint venture Vodacom (Refer to note 41).
Business Segment
Consolidated revenue 40,582 43,160
47,625
Fixed-line 31,004 31,457
32,749
To external customers 30,541 30,888
32,039
Inter-company 463 569
710
Mobile 11,428 13,657
17,021
To external customers 10,041 12,272
15,586
Inter-company 1,387 1,385
1,435
Elimination (1,850) (1,954)
(2,145)
Other income 255 280
480
Fixed-line 230 255
430
Elimination – (9)
–
Mobile 25 34
50
Operating expenses 31,499 32,179
33,428
Fixed-line 24,510 23,691
22,937
Elimination (1,387) (1,385)
(1,435)
Mobile 8,839 10,451
12,636
Elimination (463) (578)
(710)
Consolidated operating profit 9,338 11,261
14,677
Fixed-line 6,724 8,021
10,242
Elimination 924 807
725
Mobile 2,614 3,240
4,435
Elimination (924) (807)
(725)
Consolidated investment income 322 350
397
Fixed-line 1,324 1,992
2,583
Elimination (1,061) (1,700)
(2,250)
Mobile 59 58
64
Consolidated finance charges 3,264 1,695
1,233
Fixed-line 2,991 1,647
839
Mobile 284 48
394
Elimination (11) –
–
Consolidated taxation 1,738 3,082
4,520
Fixed-line 876 1,775
2,981
Mobile 862 1,307
1,539
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Rm
Rm
Rm
39. Segment information
(continued)
Minority interests
69
83
139
Fixed-line
56
68
81
Mobile
13
15
58
Profit attributable to equity holders of Telkom
4,589
6,751
9,182
Fixed-line
4,125
6,523
8,924
Elimination
(137)
(893)
(1,525)
Mobile
1,514
1,928
2,508
Elimination
(913)
(807)
(725)
Consolidated assets
50,198
50,177
54,306
Fixed-line
41,441
40,206
43,748
Mobile
9,799
11,157
12,262
Elimination
(1,042)
(1,186)
(1,704)
Investments
1,735
2,346
2,963
Fixed-line
1,466
2,240
2,861
Mobile
269
106
102
Other financial assets
1,241
5,074
275
Fixed-line
1,222
5,039
256
Mobile
19
35
19
Total assets
53,174
57,597
57,544
Consolidated liabilities
13,487
15,209
15,171
Fixed-line
9,733
10,658
10,409
Mobile
4,796
5,737
6,466
Elimination
(1,042)
(1,186)
(1,704)
Interest-bearing debt
16,754
14,003
11,123
Fixed-line
15,724
12,703
9,889
Mobile
1,030
1,300
1,234
Other financial liabilities
645
313
235
Fixed-line
613
313
205
Mobile
32
–
30
Tax liabilities
460
1,711
1,549
Fixed-line
34
1,395
1,234
Mobile
426
316
315
Total liabilities
31,346
31,236
28,078
Other segment information
Capital expenditure for property, plant and equipment
4,936
4,464
6,310
Fixed-line
3,491
2,820
3,960
Mobile
1,445
1,644
2,350
Capital expenditure for intangible assets
432
1,387
1,196
Fixed-line
371
1,284
975
Mobile
61
103
221

2004 2005
2006
Rm Rm
Rm
39. Segment information
(continued)
Other segment information
(continued)
Depreciation and amortisation 6,898 5,944
5,714
Fixed-line 5,633 4,522
4,216
Mobile 1,265 1,422
1,498
Impairment and asset write-offs 350 295
162
Fixed-line 350 210
188
Mobile – 85
(26)
Intangible assets impairment – Mobile – 49
–
Workforce reduction expense – Fixed-line 302 961
88
Geographical Segments
Consolidated revenue 40,582 43,160
47,625
South Africa 39,840 42,027
46,154
Other African countries 748 1,135
1,487
Elimination (6) (2)
(16)
Consolidated operating profit 9,338 11,261
14,677
South Africa 9,374 10,768
14,665
Other African countries (33) (88)
131
Elimination (3) 581
(119)
Consolidated assets 53,174 57,597
57,544
South Africa 52,706 56,544
56,479
Other African countries 1,675 1,926
2,015
Elimination (1,207) (873)
(950)
Other segment information
Capital expenditure for property, plant and equipment
4,936 4,464
6,310
South Africa 4,263 4,117
5,939
Other African countries 673 347
371
Elimination – –
–
‘South Africa’, which is also the country of domicile for Telkom, comprises the segment information relating to Telkom and its subsidiaries as well as
Vodacom’s South African-based mobile communications network, the segment information of its service providers and its other business segments.
‘Other African countries’ comprises only Vodacom’s mobile communications networks in Tanzania, Lesotho, the Democratic Republic of Congo and
Mozambique.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Rm
Rm
Rm
40. Related parties
Details of material transactions and balances with related parties not disclosed elsewhere in the consolidated annual financial statements were as follows:
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables
42
42
48
Trade payables
(250)
(250)
(256)
Related party transactions
Income
(463)
(569)
(710)
Expenses
1,387
1,385
1,435
Audit fees
3
3
3
Interest received
(11)
–
–
With shareholders:
Thintana Communications LLC
Management fees
154
57
–
On November 22, 2004, Thintana Communications LLC sold their total interest in Telkom.
Government
Related party balances
Trade receivables
189
185
194
Related party transactions
Income
(1,866)
(1,987)
(2,106)
With entities under common control:
Major public entities
Related party balances
Trade receivables
24
36
30
Trade payables
(3)
(8)
(2)
The outstanding balances are unsecured and will be settled in cash in the ordinary course of business.
Related party transactions
Income
(370)
(448)
(346)
Expenses
169
201
172
Rent received
(9)
(15)
(17)
Rent paid
54
52
56

2004
2005
2006
Rm
Rm
Rm
40. Related parties
(continued)
With key management personnel:
Including directors’ emoluments (Refer to note 38)
Related party transactions
Short-term employee benefits
96
84
117
Post-employment benefits
2
3
4
Termination benefits
3
–
12
Equity compensation benefits
–
3
6
Terms and conditions of transactions with related parties
The sales to and purchases from related parties of telecommunication services are made at normal market prices. Except as indicated above, outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. Except as indicated above, for the year ended March 31, 2006, the Group has not made any impairment of amounts owed by related parties (2005: Nil; 2004: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.
41. Investments in joint ventures
Vodacom Group (Proprietary) Limited
Telkom owns 5,000 shares of 1c each at cost. This amounts to a 50% shareholding in Vodacom Group (Proprietary) Limited. Vodacom is an entity that is jointly controlled by its venturers through a contractual agreement. Telkom applies joint venture accounting in recognising its investment in
Vodacom since it shares control of Vodacom with Vodafone, as set out in the joint venture agreement between the two parties, and has chosen to proportionately consolidate Vodacom on a line by line basis. Some of the provisions in the joint venture agreement that indicate how the venturers jointly control the activities of Vodacom are as follows:
• The venturers have the right to appoint the 8 non-executive directors of Vodacom. A further 4 executive directors are appointed to the Board;
• A directing committee has been established that holds all powers, functions and authority of the directors to act for and on behalf of the Company.
This directing committee constitutes only the directors as appointed by the venturers;
• All decisions made by the directing committee are mandatorily ratified by the Board of Directors as the ultimate decision lies with the Directing committee; and
• The directing committee, which is composed entirely of venturer appointed directors, is the ultimate oversight committee of, and controls the activities of, Vodacom.
During the 2006 financial year, shareholding changed. Vodafone Holdings (Proprietary) Limited increased its effective shareholding in the Vodacom
Group from 35% to 50%. This was achieved by acquiring a 100% shareholding in VenFin Limited, who ultimately owned 15% in the Vodacom Group.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004
2005
2006
Rm
Rm
Rm
41. Investments in joint ventures
(continued)
Vodacom Group (Proprietary) Limited
(continued)
Vodacom Group (Proprietary) Limited restated its comparatives for the years ended March 31, 2005 and 2004. The Group’s proportionate share of Vodacom’s assets and liabilities after the restatement is as follows:
Total assets
10,087
11,297
12,384
Non-current assets
6,426
6,944
8,040
Current assets
3,661
4,353
4,344
Total liabilities and reserves
(10,087)
(11,297)
(12,384)
Reserves
(3,756)
(3,880)
(4,196)
Minority interests
(46)
(64)
(142)
Non-current liabilities
(1,070)
(1,524)
(932)
Current liabilities
(5,215)
(5,829)
(7,114)
The Group’s proportionate share of revenue and expense is as follows:
Revenue
11,428
13,658
17,021
Net operating expenses
(8,815)
(10,417)
(12,585)
Profit before net financing charges
2,613
3,241
4,436
Net finance charges
(226)
9
(331)
Net income before taxation
2,387
3,250
4,105
Taxation
(861)
(1,307)
(1,539)
Profit after taxation
1,526
1,943
2,566
Minority interest
(13)
(15)
(58)
Net profit for the year
1,513
1,928
2,508
The Group’s proportionate share of cash flow is as follows:
Cash flow from operating activities
2,395
2,075
2,251
Cash flow from investing activities
(1,500)
(1,687)
(2,395)
Cash flow from financing activities
(399)
(98)
(53)
Net (decrease)/increase in cash and cash equivalents
496
290
(197)
Effect of exchange rate on cash and cash equivalents
(21)
(3)
(8)
Cash and cash equivalents at beginning of year
323
798
1,085
Cash and cash equivalents at end of year
798
1,085

42. Interest in significant subsidiaries
Country of incorporation: RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho; MAU – Mauritius; MZ – Mozambique
Nature of business: C – Cellular; S – Satellite; MSC – Management services company; TV – Television and related rental services; INV – Investment holding company; PROP – Property company; OTH – Other.
*Dormant at March 31, 2006.
Interest in issued
Issued share capital ordinary share capital
Country of 2004 2005
2006
2004 2005
2006
incorporation % %
%
Directory advertising
Telkom Directory
Services (Proprietary) Limited
RSA R100,000 R100,000
R100,000
64.9 64.9
64.9
Data application services
Swiftnet (Proprietary) Limited
RSA R50,000,000 R50,000,000
R25,000,000
100 100
100
Other
Rossal No 65 (Proprietary) Limited
RSA R100 R100
R100
100 100
100
Acajou Investments
(Proprietary) Limited
RSA – R100
R100
– 100
100
The aggregate net profit of the four
subsidiaries is R471 million
(2005: R500 million; 2004: R180 million)
Vodacom has an interest in the
following companies (Group Share:
50% of the interest in ordinary share
capital as indicated):
Cellular network operators
Vodacom (Proprietary) Limited (C)
RSA R100 R100
R100
100 100
100
Vodacom Lesotho
(Proprietary) Limited (C)
LES M4,180 M4,180
M4,180
88.3 88.3
88.3
Vodacom Tanzania Limited (C) TZN USD100 TZS10,000
TZS10,000
65 65
65
Vodacom Mozambique
S.A.R.L. (C)
MZ USD60,000,000 USD60,000,000
USD60,000,000
98 98
98
Vodacom Congo (RDC)
s.p.r.l. (C)
DRC – USD1,000,000
USD1,000,000
– 51
51
Service providers
Vodacom Service Provider
Holdings Company
(Proprietary) Limited (INV))
RSA R1,020 R1,020
R1,020
100 100
100
Vodacom Service Provider
Company (Proprietary)
Limited (C)
RSA R20 R20
R20
100 100
100
Vodacom Satellite Services
(Proprietary) Limited
previously known as
Globalstar Southern Africa
(Proprietary) Limited* (S)
RSA R100 R100
R100
100 100
100
GSM Cellular
(Proprietary) Limited* (C)
RSA R1,200 R1,200
R1,200
100 100
100
Smartphone SP (Proprietary)
Limited (C)
RSA R20,000 R20,000
R20,000
51 51
51
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
Interest in issued
Issued share capital ordinary share capital
Country of 2004 2005
2006
2004 2005
2006
incorporation % %
%
42. Interest in significant
subsidiaries
(continued)
Service providers (continued)
Smartcom (Proprietary)
Limited (C)
RSA – R1,000
R1,000
– 85.75
85.75
Cointel VAS (Proprietary)
Limited (C)
RSA – –
R10,204
– –
51
Other significant subsidiaries of
the Group’s Joint Venture
Vodacom Venture No.1 (INV)
RSA R158,999 R810
R810
100 100
100
Vodacom Equipment Company
(Proprietary) Limited* (C)
RSA R100 R100
R100
100 100
100
Vodacare (Proprietary)
Limited* (C)
RSA R100 R100
R100
100 100
100
Vodacom International
Holdings (Proprietary) Limited
(MSC)
RSA R100 R100
R100
100 100
100
Vodacom International
Limited (MSC)
MAU USD100 USD100
USD100
100 100
100
Vodacom Properties No.1
(Proprietary) Limited (PROP)
RSA R100 R100
R100
100 100
100
Vodacom Properties No.2
(Proprietary) Limited (PROP)
RSA – R1,000
R1,000
– 100
100
Stand 13 Eastwood Road
Dunkeld West (Proprietary)
Limited (PROP)
RSA R100 R100
R100
51 51
51
Ithuba Smartcall (Proprietary)
Limited* (OTH)
RSA R100 R100
R100
26.5 26.5
26.5
Vodacom Tanzania Limited (Zanzibar) TZN TZS10,000 TZS10,000
TZS10,000
99 99
99
Joycell Shops (Proprietary) Limited RSA R100 R100
R100
100 100
100
Vodacom Ventures (Proprietary) Limited (OTH) RSA – –
R100
– –
100
Indebtedness of Telkom subsidiary companies 2004 2005
2006
Rm Rm
Rm
Swiftnet (Proprietary) Limited RSA 18 4
2
Intekom (Proprietary) Limited RSA 17 10
3
Q-Trunk (Proprietary) Limited RSA 40 37
34
Rossal No 65 (Proprietary) Limited RSA 249 21
–
Acajou Investments (Proprietary) Limited RSA – 3
–

43. Subsequent events
Dividends
The Telkom Board declared an annual dividend of R2,725 million or 500 cents per share and a special dividend of R2,180 million or 400 cents per share on June 2, 2006, payable on July 14, 2006 for shareholders registered on July 7, 2006 which will fully utilise the available deferred tax asset in STC credits and result in an additional STC taxation liability of R314 million.
Business Connexion Group Limited (‘BCX’)
On April 4, 2006, Telkom announced its firm intention to make an offer to acquire the entire issued share capital of Business Connexion Group Limited, other than the BCX shares held as treasury shares and, if the trustees of the BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust. Telkom has offered to acquire the outstanding options in BCX on the same terms and conditions as the offer for the shares. The offer will be implemented by way of a scheme of arrangement in terms of section 311 of the South African Companies Act, to be proposed by Telkom between BCX and its shareholders.
Telkom’s offer is for the entire issued share capital of BCX at a cash consideration of R9.00 per share for an aggregate of R2.4 billion, including outstanding options. In addition, Telkom has agreed to BCX paying a dividend of R0.25 per share following the scheme meeting, but prior to the implementation of the scheme. Furthermore, Telkom has agreed to BCX continuing to pay dividends in the ordinary course of business in line with its current policy to maintain a three times dividend cover ratio, excluding exceptional items, provided that such dividends do not materially alter the net cash position of BCX as of November 30, 2005, unless such diminution in cash occurred due to an increase in assets of BCX.
Telkom’s offer is subject to the fulfilment, by no later than December 15, 2006, of conditions precedent.
On June 12, 2006, BCX’s shareholders voted in favour of the scheme and on June 20, 2006, the South African courts sanctioned the scheme, subject to the approval of the offer by the South African competition authorities, either unconditionally or subject to such conditions as may be acceptable to
Telkom by no later than December 15, 2006, or such later date as agreed between Telkom and BCX.
Furthermore, Telkom has entered into an agreement with Gadlex (Proprietary) Limited (‘Gadlex’) to acquire a certain percentage of Gadlex’s investment in Business Connexion (Proprietary) Limited, BCX’s major operating subsidiary, at the implied value of the offer for BCX.
Cell captive annuity policy
Subsequent to year-end, an addendum to the annuity policy contract, which transferred a part of the post-retirement medical liability to an annuity fund was signed. This will effectively change the presentation of the liability and the asset as the annuity policy will meet the definition of a plan asset in terms of IAS19 which requires the liability to be reduced by the fair value of the plan asset. The effect of this on the annual financial statements will be a reduction in investments and liabilities to the value of R1,731 million.
Swiftnet (Proprietary) Limited
Telkom is in the process of selling a 30% shareholding in its subsidiary Swiftnet (Proprietary) Limited in order to comply with existing licence requirements from the Independent Communications Authority of South Africa. This process is expected to be finalised by the end of August 2006.
Share buy-back
As part of the Group’s commitment to the optimal use of capital, the Telkom Board approved on June 2, 2006 a share buy back programme to the value of R2 billion.
Other matters
The directors are not aware of any other matter or circumstance since the financial year end and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.
44. US GAAP information
Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles
The consolidated financial statements of Telkom have been prepared in accordance with International Financial Reporting Standards (‘IFRS’), which differ in certain respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected the balance sheets as of March 31, 2006, 2005 and 2004 and net income for each of the three years in the periods ended March 31, 2006, 2005 and 2004 to the extent described below. A description of the differences between IFRS and US GAAP as they relate to the Group, as well as its equity accounted investment in Vodacom, are discussed in further detail below.
*The United States Dollar (‘US$’) amounts disclosed in the footnotes have been translated at March 31, 2006 and for the year then ended from
South African Rand (‘ZAR’) only as a matter of convenience at the exchange rate of ZAR6.15 = US$1, the noon buying rate on March 31, 2006.
These amounts are included for the convenience of the reader only. Such translation should not be construed as a representation that the South African
Rand amounts have been or could be converted into US Dollars at this or any other rate.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
Restated
Restated
2004
2005
2006
2006*
Rm
Rm
Rm
US$m
44. US GAAP information
(continued)
Net income and equity in accordance with US GAAP
The following details the adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with US GAAP for each of the three years in the period ended
March 31, 2006, 2005 and 2004.
Net income according to IFRS
4,658
6,834
9,321
1,516
US GAAP adjustments – Telkom:
a)
Sale and lease-back transaction
94
94
–
–
b)
Derivative financial instruments
82
86
89
14
c)
Goodwill
25
–
–
–
d)
Pension fund surplus
–
–
34
6
e)
Tax effect of reconciling differences
(66)
(68)
(45)
(7)
e)
Additional distribution tax on retained earnings
(500)
(624)
(380)
(62)
e)
Capital gains tax on Vodacom investment
(63)
(19)
(36)
(6)
f)
Tax rate change
–
(33)
33
5
g)
Income attributable to minority shareholders
(69)
(83)
(139)
(22)
US GAAP adjustments – Vodacom:
b)
Derivative financial instruments
4
4
4
1
c)
Goodwill
47
–
–
–
h)
Deferred bonus incentive scheme
4
8
3
–
i)
Business combinations
2
(2)
–
–
e)
Tax effect of reconciling differences
(3)
(3)
8
1
f)
Tax rate change
–
(4)
4
1
j)
Foreign operations
–
1
1
–
k)
Impairment reversal
–
–
(30)
(5)
Net income as per US GAAP
4,215
6,191
8,867
1,442
Earnings per share
(Per share amounts in cents)
Basic
756.7
1,143.3
1,684.9
273.9
Diluted
756.7
1,141.1
1,675.7
272.5
Weighted average number of shares
2004
2005
2006
(Number of shares)
Basic 556,994,962
541,498,547
526,271,093
Diluted
556,994,962
542,537,579
529,152,318

44. US GAAP information
(continued)
The following is a reconciliation of the material adjustments necessary to reconcile shareholders‘ equity in accordance with IFRS to the amounts in accordance with US GAAP as at March 31, 2006, 2005 and 2004.
Restated
Restated
2004
2005
2006
2006*
Rm
Rm
Rm
US$m
Shareholders‘ equity according to IFRS
21,828
26,361
29,466
4,791
US GAAP adjustments – Telkom:
a)
Sale and lease-back transaction
(94)
–
–
–
b)
Derivative financial instruments
(12)
(1)
–
–
c)
Goodwill
66
66
66
11
d)
Pension fund surplus
–
–
34
6
e)
Tax effect of reconciling differences
40
–
(12)
(2)
e)
Additional distribution tax on retained earnings
(913)
(1,537)
(1,917)
(312)
e)
Capital gains tax on Vodacom investment
(214)
(233)
(269)
(44)
f)
Tax rate change
–
(33)
–
–
g)
Equity attributable to minority shareholders
(200)
(220)
(301)
(49)
US GAAP adjustments – Vodacom:
c)
Goodwill
94
92
92
15
h)
Deferred bonus incentive scheme
18
26
29
5
i)
Business combinations
2
–
–
–
e)
Tax effect of reconciling differences
(7)
(10)
(2)
–
f)
Tax rate change
–
(4)
–
–
k)
Impairment reversal
–
–
(30)
(5)
Shareholders‘ equity according to US GAAP
20,608
24,507
27,156
4,416
Comprehensive income
Under US GAAP, SFAS130 ‘Reporting Comprehensive Income’ requires that certain items be recognised as a separate component of equity under the caption ‘Accumulated Other Comprehensive income’ (‘OCI’). Additionally the standard requires that companies present comprehensive income, which is a combination of net income and changes in a company’s other accumulated comprehensive income accounts. Changes in the Group’s accumulated other comprehensive income is reflected under non-distributable reserves in the balance sheet under IFRS. The following is the roll forward of other comprehensive income for each of the three years in the period ended March 31, 2006:
Other
Retained
Comprehensive
earnings
Income
Balance
Rm
Rm
Rm
Total April 1, 2003
8,761
261
9,022
Restatement and change in accounting policy
(50)
–
(50)
Restated balance, April 1, 2003
8,711
261
8,972
Movement in retained earnings
3,714
12,425
Net income per US GAAP
4,215
–
Dividends paid
(501)
–
Foreign currency translation adjustment
–
(95)
(172)
Increase in fair value of listed investment
–
9
22
Release of transitional adjustment on application of SFAS 133 to net income for
12 month period (net of tax of R28 million)
–
(47)
278
Total March 31, 2004
12,425
128
12,553
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
Other
Retained
Comprehensive
earnings
Income
Balance
Rm
Rm
Rm
44. US GAAP information
(continued)
Comprehensive income
(continued)
Total April 1, 2004
12,425
128
12,553
Movement in retained earnings
5,585
18,010
Net income per US GAAP
6,191
–
Dividends paid
(606)
–
Consolidation of Vodacom Congo
(117)
41
(76)
Foreign currency translation adjustment
–
(30)
(202)
Net decrease in fair value of listed investment
–
(22)
–
Increase in fair value of listed investment
9
Realisation of fair value adjustment on investment
(31)
Release of transitional adjustment on application of SFAS 133 to net income for
12 month period (net of tax of R29 million)
–
(52)
226
Total March 31, 2005
17,893
65
17,958
Movement in retained earnings
4,066
21,959
Net income per US GAAP
8,867
–
Dividends paid
(4,801)
–
Foreign currency translation adjustment
–
58
(103)
Release of transitional adjustment on application of SFAS 133 to net income for
12 month period (net of tax of R33 million)
–
(59)
167
Total March 31, 2006
21,959
64
22,023
Movement in shareholders’ equity in accordance with US GAAP is as follows:
Restated
Restated
2004
2005
2006
2006*
Shareholders’ equity according to US GAAP
Rm
Rm
Rm
US$m
Balance April 1
17,315
20,608
24,507
3,985
Restatement and change in accounting policy
(50)
–
–
–
Restated balance, April 1
17,265
20,608
24,507
3,985
Net income for the year
4,215
6,191
8,867
1,442
Foreign currency translation reserve
(95)
(30)
58
9
Fair value adjustments – derivatives
(47)
(52)
(59)
(9)
Fair value adjustments – investments
9
(22)
–
–
Dividend declared
(501)
(606)
(4,801)
(780)
Purchase of treasury shares
(238)
(1,574)
3
–
Shares bought back and cancelled
–
–
(1,502)
(244)
Compensation reserve
–
68
83
13
Business combination
–
(76)
–
–
Balance March 31
20,608
24,507
27,156
4,416

Restated
Restated
2004
2005
2006
2006*
Rm
Rm
Rm
US$m
44. US GAAP information
(continued)
US GAAP income statement, balance sheet and
cash flow statement without proportional
consolidation of Vodacom:
Income statements as per US GAAP
Operating revenue
30,541
30,887
32,035
5,209
Other income
319
338
429
70
Operating expenses and depreciation
(24,007)
(23,102)
(22,186)
(3,608)
Operating income
6,853
8,123
10,278
1,671
Investment income
277
292
333
54
Net finance costs
(2,920)
(1,569)
(752)
(122)
Income after financial items
4,210
6,846
9,859
1,603
Equity accounted earnings
1,567
1,931
2,497
406
Taxation (1,506)
(2,518)
(3,409)
(554)
Minority interests
(56)
(68)
(80)
(13)
Net income
4,215
6,191
8,867
1,442
Balance sheets as per US GAAP
Non-current assets
39,180
38,757
39,784
6,469
Current assets
8,760
11,835
10,044
1,633
Total assets
47,940
50,592
49,828
8,102
Equity 20,608
24,507
27,156
4,416
Minority interests
153
155
159
26
Non-current liabilities
15,674
12,330
11,455
1,862
Current liabilities
11,505
13,600
11,058
1,798
Total equity and liabilities
47,940
50,592
49,828
8,102
Cash flow as per US GAAP
Cash flow from operating activities
11,489
13,636
7,255
1,179
Cash generated from operations
12,504
13,615
14,179
2,305
Income from investments
285
340
313
51
Dividend received
610
1,567
1,800
293
Dividend paid
(548)
(629)
(4,884)
(794)
Net financing charges paid
(1,531)
(1,142)
(1,093)
(178)
Taxation paid
(108)
(115)
(3,060)
(498)
Taxation received
277
–
–
–
Cash flow from investing activities
(3,923)
(4,620)
(4,891)
(795)
Cash flow from financing activities
(6,082)
(9,799)
(204)
(33)
Net increase/(decrease) in cash and cash equivalents
1,484
(783)
2,160
351
Net cash and cash equivalents at beginning of year
514
1,998
1,215
198
Net cash and cash equivalents at end of year
1,998
1,215
3,375
549
Restatements
Revenue recognition – Connection revenues
For IFRS, prior to April 1, 2005, the fixed line business recognised installation fees when the installation service was provided. For US GAAP, the Group recognised the installation fees over the estimated life of the customer relationship. In the current year, the Group changed its accounting policy under
IFRS to ensure comparability with other telecommunications entities reporting under IFRS and to better reflect Telkom’s current customer retention focus.
As a result, IFRS is in line with US GAAP. The reconciliation of net income therefore no longer reflects a reconciling item related to revenue recognition.
This has also resulted in a change in the tax effects of reconciling differences in both the income statement and equity reconciliation.
Cash flow
The cash flow statement has been restated to correctly reflect the equity accounted investment in Vodacom.
Operating leases
The Group restated lease payments and receipts under operating leases in order to recognise the expenses and income on a straight-line basis over the lease terms.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
44. US GAAP information
(continued)
Restatements
(continued)
Additional distribution tax on retained earnings
The comparatives for the additional distribution tax on retained earnings have been restated as a result of the effects of the restatements mentioned in note 2.
Capital gains tax on Vodacom investment
The comparatives for the Capital gains tax on Vodacom investment have been restated as a result of the restatement related to the straight lining of operating leases.
a) Sale and lease-back transaction
In the year ended March 31, 2000 the Group entered into a sale and lease-back of its vehicle fleet with a third party, part of which has been accounted for under US GAAP as capital leases. Lease contracts were renewed every year. The Group was however deemed to be economically compelled under US GAAP to renew such leases based upon their historical requirements and contractual obligations to source any such requirements during the contract period from the lessor. In accordance with the agreement Telkom was not allowed to lease any similar vehicles as those specified in the contract from any other service provider during the five-year period.
Under the provisions of IAS17, the Group recorded a gain from the sale since it had transferred substantially all of the risks and rewards incidental to ownership of the vehicles to the lessor and the criteria for profit recognition had been satisfied. The Group recognised a gain amounting to
R463 million in 2000 and accounted for the lease-backs as operating leases.
Under US GAAP, SFAS13, as amended by SFAS28, the Group determined that while the terms of the agreement provide that the assets underlying the lease-backs would be subject to annual lease contracts, renewable based upon the Group’s vehicle requirements and cancelable under certain terms, the lessor’s right of first refusal to provide all of the Group’s requirements during the five year term represents an economic compulsion to renew the leases. Accordingly, the Group concluded that since the lease-back covered substantially all the assets that were sold under the contract for substantially all their remaining useful lives, deferral of the related gain and recognition over the five year lease term was appropriate.
Based on the requirements of SFAS13, a portion of the vehicle leases which met the recognition criteria of a finance lease was treated as a finance lease due to the fact that when analysed on a vehicle by vehicle basis, the present value of the minimum lease payments of certain individual vehicles exceed 90% of the fair value of these vehicles or the lease term represents more than 75% of the remaining economic life of the vehicles. Accordingly, the full gain realised through the sale of the vehicles was reversed and the proceeds from the sale have been treated as an obligation. Rental payments would be applied to interest expense on the obligation as well as to reduce the principal amount of the obligation. The resulting capital lease assets were being depreciated over their remaining useful lives.
2004
2005
Rm
Rm
Retained earnings opening balance
(188)
(94)
Recognition of deferred profit
93
92
Depreciation
(45)
(40)
Finance costs
(9)
(8)
Add back: lease expense
55
50
Net impact on income statement per period
94
94
Retained earnings closing balance
(94)
–
Balance sheet
Capital lease asset
57
17
Opening balance
102
57
Additions
–
–
Depreciation
(45)
(40)
Capital lease liability
59
17
Opening balance
105
59
Additions
–
–
Lease payments
(55)
(50)
Finance charges
9
8

44. US GAAP information
(continued)
a) Sale and lease-back transaction
(continued)
The initial master lease agreement for vehicles was for a period of five years, and expired on March 31, 2005. A new agreement has been negotiated for a period of three years on similar terms and conditions as the previous agreement and is effective April 1, 2005. In accordance with the new agreement Telkom is not allowed to lease any similar vehicle as specified in the contract from any other service provider during the three year period except for the rentals at airports which are utilised in cases of subsistence and travel as well as vehicles which are not part of the agreement. The agreement is structured to have no lease increases on vehicles that are continually leased from the lessor. If a vehicle is, however, replaced by a new similar vehicle, the lease costs of the newest vehicle will increase by the Consumer Price Index. All leased vehicles are, however, subject to any variance in the interest rate fluctuations and are adjusted as and when the adjustments are announced by the South African Reserve Bank.
Telkom has accounted for the vehicles covered by the new lease under IFRS as operating leases. However for US GAAP purposes, a lessee is required to compute the present value of the lease payments using its incremental borrowing rate unless it is practicable to determine the implicit rate computed by the lessor and that implicit interest rate is less than the lessee’s incremental borrowing rate. For IFRS, the discount rate is the implicit interest rate if it is practicable to determine, otherwise the lessee’s incremental borrowing rate is used. Telkom was in a position to determine the implicit interest rate in the new lease which was higher than its incremental borrowing rate. The new leases do not qualify as finance leases as a result of using a higher discount rate for IFRS. Some of the leases do however qualify as finance leases for US GAAP as the present value of future minimum lease payments discounted at the incremental borrowing rate, exceeds 90% of the fair value of the leased vehicles.
A summary of the income statement and equity effects of the new lease are as follows:
2006
2006*
Rm
US$m
Retained earnings opening balance
–
–
Depreciation
(14)
(2)
Finance costs
(3)
–
Add back: lease expense
17
2
Net impact on income statement for the period
–
–
Retained earnings closing balance
–
–
Balance sheet
Capital lease asset
28
5
Opening balance
–
–
Additions
42
7
Depreciation
(14)
(2)
Capital lease liability
28
5
Opening balance
–
–
Additions
42
7
Lease payments
(17)
(2)
Finance charges
3
–
The operating lease commitments under US GAAP as at March 31, 2006 are as follows:
Buildings
Equipment
Vehicles
Total
Rm
Rm
Rm
Rm
2007
102
19
481
602
2008
82
14
481
577
2009
55
–
–
55
2010
40
–
–
40
2011
19
–
–
19
> 5 years
8
–
–
8
Total
306
33
962
1,301
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
44. US GAAP information
(continued)
a) Sale and lease-back transaction
(continued)
The finance lease commitments under US GAAP as at March 31, 2006 are as follows:
Buildings
Equipment
Vehicles
Total
Rm
Rm
Rm
Rm
2007
117
4
17
138
2008
124
5
17
146
2009
127
–
–
127
2010
112
–
–
112
2011
122
–
–
122
> 5 years
1,428
–
–
1,428
Total
2,030
9
34
2,073
Amount representing interest
(1,177)
Capital lease liability
896
b) Derivative financial instruments
SFAS133 – Fair value adjustments
The Group adopted IAS39 and SFAS133 on April 1, 2001. Upon adoption of IAS39, the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of IAS39 had been designated as cash flow hedges or fair value hedges but which do not qualify for hedge accounting under IAS39, was recognised as an adjustment to the opening balance of retained earnings in the financial year April 1, 2001.
Changes in the fair value of derivatives subsequent to April 1, 2001 are recorded in the income statement as they do not qualify for hedge accounting.
Under US GAAP, in accordance with SFAS133, the Group is required to recognise all derivatives on the balance sheet at fair value. The SFAS133 transitional adjustments (at April 1, 2001) are recorded differently than those recorded under IAS39. For pre-existing hedge relationships that would be considered cash flow type hedges, the transitional adjustment should be reported in OCI as a cumulative effect of the accounting change. Any transitional adjustment reported as a cumulative effect adjustment in OCI will subsequently be reclassified into earnings in a manner consistent with the earnings effect of the hedged transaction. For pre-existing hedge relationships that would be considered fair value type hedges, the Group adjusted the carrying values of the hedged item to its fair value, but only to the extent of an offsetting transition adjustment from the previously designated hedging instrument.
The hedged asset or liability is subsequently accounted for in a manner consistent with the appropriate accounting for such assets and liabilities. For both cash flow and fair value hedges any portion of the derivative that is considered ineffective at transition is reported in income as a cumulative effect of an accounting change.
Upon adoption on April 1, 2001, the Group recorded an adjustment to other comprehensive income of R440 million (net of tax of R262 million)
representing the fair value adjustment of derivatives for which the pre-existing hedge relationships would be considered cash flow type hedges. In the
2006 fiscal year, the Group reclassified from OCI into earnings R59 million (net of tax of R33 million) (2005: R52 million (net of tax of R29 million))
(2004: R47 million (net of tax of R28 million)) as the hedged transaction impacted earnings. Upon adoption, the Group also recorded an adjustment of R45 million to increase the carrying value of a hedged debt instrument that was the hedged item in what would be considered a fair value type hedge. The fair value adjustment to the hedged item is limited to the extent of an off-setting fair value adjustment to the hedging instrument. In the
2006 fiscal year, the Group amortised the remaining R1 million (2005: R11 million; 2004: R11 million) of the adjustment to the hedged debt instrument into earnings.
c) Goodwill
Prior to April 1, 2004 under IFRS, goodwill arising on the acquisition of a foreign entity was treated as an asset of the Group and translated at the foreign exchange rate in effect at transaction date. In accordance with IFRS the Group amortised goodwill and other intangibles on a straight-line basis over the anticipated benefit period.
Under US GAAP, goodwill arising on the acquisition of a foreign entity was translated at the actual exchange rate at the end of the period. Furthermore, under US GAAP with effect from July 1, 2001 goodwill and intangibles with infinite lives are not amortised for business combinations completed after
June 30, 2001. For previously recorded goodwill and intangibles with infinite lives, amortisation ceased on March 31, 2002. These adjustments resulted in an increase in income of R72 million in 2004. The cumulative equity effect in 2004 amounted to R66m, which is the difference that will remain the same as goodwill is also no longer depreciated for IFRS from April 1, 2004.

44. US GAAP information
(continued)
c) Goodwill
(continued)
The Group adopted the revised IAS21 ‘The Effects of Changes on Foreign Exchange Rates’, effective April 1, 2004. Since that date, under IFRS and
US GAAP, goodwill arising on the acquisition of a foreign entity is treated as an asset of the foreign entity and translated at the foreign exchange rate ruling at the balance sheet date. The resulting foreign exchange transaction gain or loss is recorded in equity.
The Group adopted IFRS3 ‘Business Combinations’ from April 1, 2004, under which acquired goodwill is no longer amortised, but tested for impairment at least annually (or more frequently if impairment indicators arise). Accordingly, goodwill arising from the Group’s investment is not subject to amortisation as from April 1, 2004. Hence, from that date US GAAP and IFRS are similar in this regard.
d) Pension fund surplus
IFRS limits the amount of prepaid pension asset recognised for a defined benefit plan to the lower of the amount initially determined as the defined benefit asset, and the total of unrecognised net actuarial losses and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
For US GAAP purposes, the prepaid pension cost is recognised in full. The amount determined for prepaid pension cost under US GAAP is also different to the amount determined under IFRS due to the unrecognised transitional asset which is being amortised to the income statement over the remaining working lives of the employees under US GAAP. The amount recognised under IFRS is R80m, as compared to the amount of R114 million that has been recognised under US GAAP.
There is a difference in treatment of the transitional asset/liability at inception of the statements under IFRS and US GAAP. In terms of SFAS87, the transitional asset/liability is amortised on a straight-line basis over the remaining working lives of the employees participating in the plan from April 1,
1989. For IFRS purposes, the effect was recognised immediately on transition.
2004 2005
2006
2006*
Rm Rm
Rm
US$m
Pension fund
The net periodic pension costs includes the following components:
Service cost on benefits earned:
Interest and service cost on projected benefit obligations 22 22
22
3
Expected return on plan assets (31) (22)
(24)
(4)
Amortisation of transitional obligation (3) (3)
(3)
–
Amortisation of unrecognised net gain 2 5
6
1
Net periodic pension (benefit)/cost (10) 2
1
–
The status of the pension plan is as follows:
Net funding position
29 45
(38)
(6)
Unrecognised net transitional asset (41) (38)
(35)
(6)
Unrecognised actuarial loss 100 89
187
30
Pension surplus 88 96
114
18
Retirement fund
Service cost on benefits earned:
The net periodic retirement costs include the following components:
Interest and service cost on projected benefit obligations
279 301
346
56
Expected return on plan assets (421) (338)
(431)
(70)
Amortisation of transitional obligation 1 1
1
–
Amortisation of unrecognised net gain – 29
–
–
Net periodic pension benefit (141) (7)
(84)
(14)
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
2004 2005
2006
2006*
Rm Rm
Rm
US$m
44. US GAAP information
(continued)
d) Pension fund surplus
(continued)
Retirement fund
(continued)
The status of the retirement plan is as follows:
Net funding position
378 457
1,596
260
Unrecognised net transitional obligation 7 6
5
1
Unrecognised actuarial loss/(gain) 383 312
(742)
(121)
Retirement plan surplus 768 775
859
140
e) Income taxes
Deferred tax benefits and liabilities are calculated, when applicable, for the differences between IFRS and US GAAP.
Telkom is taxed at a corporate tax rate of 29% (2005: 30%) on taxable income. Telkom incurs an additional Secondary Tax on Companies (‘STC’)
at a rate of 12.5% on any dividends distributed to shareholders. The dividend tax is payable if and only when dividends are distributed. Neither the
Group nor the shareholders receive any future tax benefits as a result of additional tax on dividends paid. As required under IFRS, Telkom will recognise the tax effects of dividends when dividends are distributed in the future. Under US GAAP, consistent with the requirements of EITF95-9, the Group measures its income tax expense, including the tax effect of temporary differences, using the tax rate that includes the dividend tax. STC is calculated on retained income after the 1992 fiscal year after deducting the net gains from certain capital transactions as defined and after giving credit for dividends received from Vodacom and other subsidiaries for which related STC tax has been paid.
The following is the reconciliation of the tax expense computed using the statutory tax rate of 29% (2005: 30%; 2004: 30%) to the effective rate of 35% (2005: 37%; 2004: 36%)
Restated Restated
2004 2005
2006
2006*
Rm Rm
Rm
US$m
Income before tax per US GAAP 4,210 6,846
9,859
1,603
Expected income tax expense at statutory rate 1,263 2,054
2,859
465
Adjustments due to STC on retained income 532 509
743
120
Exempt income (180) (90)
(161)
(26)
Disallowable expenses (149) 96
61
10
Tax rate change – –
(33)
(5)
Tax losses not utilised – 8
–
–
Adjustment on possible CGT – Vodacom earnings 63 19
36
6
Under provision for prior year (23) (78)
(96)
(16)
Effective tax 1,506 2,518
3,409
554
With respect to the Group’s investment in Vodacom, SFAS109 requires that deferred taxes be recognised for the difference between the reported amount and the tax base of such investment. According to South African tax law, the Group would be required to pay Capital gains tax at a rate of
29% (2005: 30%; 2004: 30%) on 50% of any increase in the taxable appreciation in the value of its investment since October 1, 2001. As such, deferred taxes have been recognised on the Group’s share of the undistributed earnings of Vodacom since October 1, 2001.
In addition, SFAS109 prohibits recognition of deferred taxation assets or liabilities that under SFAS52 are re-measured from local currency into the functional currency using historical exchange rates and that result from either changes in exchange rates or indexing for taxation purposes. The functional currency of Vodacom Congo (RDC) s.p.r.l. is the US$ and it benefits from indexing for local Democratic Republic of Congo taxation purposes which gives rise to a deferred taxation benefit for IFRS purposes of R101 million.
Under IFRS, no deferred taxation liability was recognised in respect of intangible assets acquired other than in a business combination where there was a difference at the date of acquisition between the assigned values and the taxation bases of the assets.
Under US GAAP, a deferred taxation liability (and corresponding increase in assets acquired) is recognised for all temporary differences between the assigned values and the taxation bases of intangible assets acquired. The recording of such deferred taxation liability has no net impact on net income or shareholder’s equity as determined under US GAAP as the decrease in income taxation expense is offset by a corresponding increase in amortisation.

Restated Restated
2004 2005
2006
2006*
Rm Rm
Rm
US$m
44. US GAAP information
(continued)
e) Income taxes
(continued)
Deferred tax
The tax effects of the US GAAP adjustments relating to Telkom’s operations have been calculated based on a tax rate of 36.89%
(2005: 37.78%; 2004: 37.78%).
A reconciliation of the deferred tax balances under IFRS to the amounts determined under US GAAP, is as follows:
Net deferred tax liability per IFRS (118) (435)
(587)
(95)
Vodacom deferred tax balance (equity accounted) 66 82
152
25
Additional distribution tax (913) (1,537)
(1,917)
(312)
CGT on Vodacom investment (214) (233)
(269)
(44)
Tax effect of US GAAP adjustments 40 –
(12)
(2)
Change in tax rate – (33)
–
–
Net deferred tax liability per US GAAP (1,139) (2,156)
(2,633)
(428)
f) Tax rate change
Under IFRS, current and deferred taxation assets and liabilities are measured using taxation rates enacted unless announcements of taxation rates by the government have the substantive effect of actual enactment. The Group’s deferred taxation assets and liabilities at March 31, 2006 were recorded at the enacted taxation rate of 29%.
For the purpose of US GAAP, the Group believes that under SFAS109 ‘Accounting for Income Taxes’, measurement of current and future taxation liabilities and assets is based on the provision of the enacted tax law; the effects of future changes in taxation laws or rates are not anticipated.
Therefore, the enacted rate of 30% was used for all taxation amounts at March 31, 2005. The Group therefore adjusted the deferred taxation in terms of the difference in the taxation rate used for deferred tax for IFRS as compared to the rate used for US GAAP.
The company tax rate of 29% was promulgated in April 2005 and therefore tax charges under both IFRS and US GAAP for 2006 have been calculated at the enacted rate of 29%. The US GAAP adjustment recorded in 2005 is no longer required and is therefore reversed in 2006.
g) Income and equity attributable to minority interests
The Group adopted IAS27 ‘Consolidated and Separate Financial Statements’, revised from April 1, 2004. In accordance with the guidance, the Group has reclassified its minority interest in the balance sheet from a liability into equity. The Group applied this reclassification retrospectively.
Under US GAAP, minority interest is recorded outside of equity. Therefore, the minority interest under US GAAP is reclassified at the end of each fiscal year from the shareholders’ equity reconciliation.
h) Deferred bonus incentive scheme
Under IFRS, the total value of deferred bonus entitlements as calculated at the end of each financial period are provided in full on the balance sheet date, based on the net present value of expected future cash flows.
Under US GAAP, in accordance with FIN28 ‘Accounting for Stock Appreciation Rights and Other Variable Stock Option Awards Plans’ and Interpretation
of APB Opinion no’s 15 and 25, compensation cost is recognised over the service period or the vesting period if the service period is not defined, based upon the undiscounted value of the entitlements.
i) Business combinations
Under IFRS, the Group fair values 100% of the assets acquired and liabilities assumed in business combinations, including minority interests. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill.
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
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
44. US GAAP information
(continued)
i) Business combinations   (continued)
Under IFRS and US GAAP, losses are generally only allocated to the minority interest up to the amount of the minority’s equity in the subsidiary entity.
In 2004, for certain Vodacom subsidiaries, the minority interest allocation was a net profit under US GAAP, and a net loss under IFRS (due to the additional amortisation expense). Therefore, there was no minority interest allocation under IFRS, and thus there was a GAAP difference effecting net income. In 2005, the minority interest allocation under both IFRS and US GAAP was a net profit. Therefore, in accordance with IAS27, the income allocation to minority interest was net of the loss not allocated to the minority in 2004. No difference in shareholders’ equity exists at the end of
2005 and 2006.
j) Foreign exchange translation on net investment in foreign operations
Upon the adoption of IAS21 ‘The Effects of Changes in Foreign Exchange Rates’, the Group has reclassified the foreign exchange gains or losses of the monetary item that forms part of the net investment in foreign operations which is denominated in a currency other than the functional currency of either the parent company or the foreign operation through earnings and not as a separate component of equity.
For US GAAP, in accordance with SFAS52 ‘Foreign Currency Translation’, foreign exchange gains or losses related to a monetary item that forms part of the net investment in foreign operations are recognised upon consolidation as a component of equity in OCI. There is no impact on equity resulting from the adjustment.
k) Impairment reversal
Under IFRS, in accordance with IAS36 ‘Impairment of assets’, an impairment loss recognised in prior periods for an asset other than goodwill is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.
For US GAAP, in accordance with SFAS144 ‘Accounting for Impairment or Disposal of long lived assets’, a restoration of previously recognised impairment loss is prohibited. The adjustment restores the impairment loss net of depreciation recognised under IFRS.
l) Joint venture accounting
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
Vodacom equity accounted earnings
Under IFRS, the Group’s interests in joint ventures are proportionally consolidated. Under US GAAP, interest in joint ventures not meeting the criteria for accommodation under item 17 of Form 20-F should be reflected in the consolidated financial statements using the equity method. The following table sets out the restated abbreviated US GAAP income statement and balance sheet of the Group joint venture company, Vodacom.
Restated Restated
2004 2005
2006
2006*
Rm Rm
Rm
US$m
Income statements as per US GAAP
Operating income
5,456 6,554
8,874
1,443
Income after financial items 4,994 6,575
8,217
1,336
Equity accounted earnings 1 –
–
–
Taxes (1,984) (2,733)
(3,296)
(536)
Minority interests (26) (77)
(161)
(26)
Change in accounting policy 5 5
5
1
Net income for the year 2,990 3,770
4,765
775

Restated Restated
2004 2005
2006
2006*
Rm Rm
Rm
US$m
44. US GAAP information
(continued)
l) Joint venture accounting
(continued)
Balance sheets as per US GAAP
Non-current assets
12,083 14,176
16,286
2,648
Current assets 7,128 8,706
8,689
1,413
Total assets 19,211 22,882
24,975
4,061
Equity 6,728 6,881
7,257
1,180
Minority interests 93 166
321
52
Non-current liabilities 3,317 4,361
3,538
575
Current liabilities 9,073 11,474
13,859
2,254
Total equity and liabilities 19,211 22,882
24,975
4,061
m) Guarantees
Under IFRS, fees received by the Group from issuing guarantees are recognised in income as earned. A liability in respect of the guarantee is not recognised until such time as the contingent liability is thought likely to be realised.
Under US GAAP, the Group adopted the initial recognition and initial measurement provisions of FASB Interpretation No. 45, ‘Guarantor’s Accounting
and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)’ (‘FIN45’) in fiscal year 2004. This interpretation clarifies that for certain guarantees a guarantor is required to recognise, at the inception of a guarantee entered into after December 15, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognised liability over the term of the related guarantee.
The Vodacom Group has issued certain guarantees in connection with borrowings of Vodacom Congo (RDC) s.p.r.l., an equity method investee for US
GAAP purposes. On the adoption of FIN45, all guarantees issued during fiscal year 2004 related to Vodacom Congo (RDC) s.p.r.l. were initially recorded at fair value at the balance sheet and subsequently amortised into income statements as the premiums are earned.
n) Onerous contracts
Under IFRS when the Group has a contract that is onerous, the excess obligation is measured and recognised as a provision in accordance with IAS37
Provisions, Contingent Liabilities and Contingent Assets. Under US GAAP, in accordance with SFAS146 ‘Accounting for Costs Associated with Exit or
Disposal Activities’, a liability for costs that will continue to be incurred under a contract for its remaining term without corresponding economic benefit to the entity should be recognised and measured at its fair value when the entity ceased using the right conveyed by the contract. The provision raised in respect of the Group’s onerous contracts are not significant and therefore no adjustment has been made.
o) Classification of hedging derivatives held for trading
Telkom manages its interest rate and foreign currency exchange rate risk by entering into interest rate swaps and forward exchange contracts. These contracts do not qualify for hedge accounting. For IFRS, these financial instruments are classified as held for trading and are therefore all shown as current assets and liabilities.
For US GAAP, the derivatives that have a maturity of more than one year from balance sheet date are classified as non-current.
The table below shows the maturities of the hedging derivatives (Rm):
Assets
Maturing within the next twelve months
154
Maturing beyond twelve months 102
Liabilities
Maturing within the next twelve months
172
Maturing beyond twelve months 33
p) Discounting of trade receivables and payables
Under US GAAP, receivables and payables arising from transactions with customers or suppliers in the normal course of business which are due in customary trade terms not exceeding approximately one year, are not discounted. Under IFRS, Telkom discounts receivables and payables where the discount effect is considered to be material. Receivables that are due in less than one year are therefore discounted for IFRS. The difference is not significant and no adjustment has been made.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
44. US GAAP information
(continued)
Additional US GAAP disclosures
Intangible assets
Aggregate amortisation expense for other identifiable intangible assets under US GAAP for the year ended March 31, 2006 is R560 million. The estimated amortisation expense for the years ending March 31 is as follows:
Rm
2007 418
2008
395
2009 356
2010 279
2011 223
Share-based compensation
Telkom conditional share plan
The Group adopted IFRS2 ‘Share-based Payments’ with prospective effect from April 1, 2004. This has resulted in the Group complying with SFAS123 using the prospective method allowed by SFAS148 and as such there is no reconciling differences on the Telkom Conditional Share Plan.
Diabo Share Scheme
Due to the prospective method of adoption of SFAS123 the Group continues to account for stock options granted before April 1, 2004 in accordance with APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’ (APB25) and related interpretations.
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
Options granted under the Diabo stock option plan established by the principal shareholder, the Government of South Africa, are exercisable at the price of R33.81, expire three years from the date of grant, are not transferable other than on death, and are exercisable in four equal annual installments commencing on the date of grant, the first payments having been made six months from Initial Public Offering (‘IPO’) date and on the first anniversary date of the scheme.
The compensation expense, applicable to current and qualifying former employees, is calculated as the difference between the option price and the share price on IPO date since it all relates to compensation for past service. Since the option price exceeded the share price on that date, no compensation expense is recorded.
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
• dividend yields of 3,33% p.a. (no dividend yield for the first year);
• volatility factors of the expected market price of the company’s common stock of 34% p.a.
An actuarially adjusted binomial valuation method has been used that builds up a full binomial tree of possible share prices whenever the option is exercised, and discounts these to establish the fair value of the option granted.
For purposes of pro forma disclosures, the estimated fair value of the options was recognised as a once-off charge of R46 million in 2003 to operating expenses as allowed by the SEC for options granted in connection with privatising governmental entities.
A summary of the Group’s stock option activity under the Diabo Share Scheme and related information for the year ended March 31, 2006 follows:
2004 2005
2006
Outstanding number at the beginning of the year 11,140,636 5,570,318
2,785,159
Granted during the year – –
–
Exercised during the year 5,570,318 2,785,159
2,785,159
Outstanding at the end of the year 5,570,318 2,785,159
–
Exercisable at the end of the year – –
–
The last options have been exercised as at March 31, 2006 when the Diabo Share Scheme expired.

44. US GAAP information
(continued)
Additional US GAAP disclosures
(continued)
Restrictions on dividend payouts
All distributable earnings are available for distribution based on the Group’s dividend policy. The Board of directors of Telkom decides on an annual basis the amount of earnings to be reinvested in the operations and the amount of any remaining funds that are available for distribution to shareholders.
Retained earnings of our investee, Vodacom, are restricted, since we require the consent of other shareholders in order to require Vodacom to declare dividends. Restricted retained earnings included in the March 31, 2006 balance amount to R4,284 million (2005: R4,029 million; 2004: R3,918 million).
Telkom has invested funds in a Cell Captive, which will be used to fund future post-retirement medical aid costs. These funds will be used for that purpose only and are therefore not distributable.
The following is a reconciliation of retained earnings per US GAAP to the amount of unrestricted retained earnings:
Restated
Restated
2004
2005
2006
2006*
Rm
Rm
Rm
US$m
Retained earnings per US GAAP
12,425
17,893
21,959
3,570
Share of non-distributable retained earnings in significant investee
(3,918)
(4,029)
(4,284)
(697)
Cell Captive investment
(237)
(517)
(1,233)
(200)
Unrestricted retained earnings under US GAAP
8,270
13,347
16,442
2,673
Statement of income classification items
US GAAP requires the disclosure of certain income statement items
Revenues from other services
(22,746)
(24,384)
(23,579)
(3,834)
Income from rentals
(629)
(662)
(756)
(123)
Net sales of tangible products
(208)
(194)
(210)
(34)
Revenue from SA Government
(1,866)
(1,987)
(2,106)
(342)
Revenue from other related parties
(5,092)
(3,660)
(5,384)
(876)
Total operating revenue
(30,541)
(30,887)
(32,035)
(5,209)
Total revenue from services
(30,333)
(30,693)
(31,824)
(5,175)
– Subscription and connection
(4,915)
(5,168)
(5,595)
(910)
– Domestic (local and long distance)
(9,680)
(9,323)
(8,915)
(1,450)
– Fixed to mobile
(7,321)
(7,302)
(7,647)
(1,243)
– International outgoing
(1,312)
(1,135)
(1,001)
(163)
– Interconnection
(1,643)
(1,546)
(1,654)
(269)
– Data
(5,032)
(5,810)
(6,674)
(1,085)
– Directories and other
(430)
(409)
(338)
(55)
Revenue from product sales
(208)
(194)
(211)
(34)
Total operating revenue
(30,541)
(30,887)
(32,035)
(5,209)
Costs of services
14,928
13,941
12,888
2,096
Cost of sales related to services
93
75
83
14
Cost of tangible products sold
201
167
257
42
Operating expenses of other income and SG&A
7,907
8,162
8,175
1,329
Operating lease expenses
878
757
783
127
Total operating expense
24,007
23,102
22,186
3,608
Net interest and amortisation of debt expense#
(3,170)
(1,862)
(1,087)
(177)
# Net interest and amortisation of debt expense include interest received from debtors of R134 million (2005: R127 million; 2004: R157 million) which for IFRS was classified as Other Income.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
Restated Restated
2004 2005
2006
2006*
Rm Rm
Rm
US$m
44. US GAAP information
(continued)
Balance Sheet Classification Items
US GAAP requires the disclosure of certain balance sheet items
Amounts payable to controlled companies (115) (277)
(120)
(20)
Amounts payable to affiliates (510) (491)
(520)
(85)
Trade creditors (1,468) (1,479)
(1,482)
(241)
Restructuring liability (97) (606)
(3)
–
Other amounts payable (2,148) (1,791)
(1,716)
(279)
Total payable (4,338) (4,644)
(3,841)
(625)
Other payables include the following broad categories of payables: Financial instrument payables, sundry provisions, accruals and VAT payable.
Provisions
The following restructuring provision has been included in other liabilities in the balance sheet items as disclosed in the IFRS financial statements for the Group:
2004 2005
2006
2006*
Rm Rm
Rm
US$m
Restructuring provision
Opening balance
– 97
606
98
Movement in provision 302 961
85
14
Workforce reduction payments (205) (452)
(688)
(112)
Closing balance restructuring liability 97 606
3
–
New US GAAP standards adopted in 2006
On April 1, 2005, the Group adopted EITF Issue 03-6 ‘Participating Securities and the Two-Class Method under FASB Statement No. 128 Earnings per Share.’ (‘EITF03-6’) The consensus addresses how to determine whether a security should be considered a participating security for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basic earnings per share. The adoption of this consensus did not have any impact on the calculation of earnings per share.
In June 2005, the Emerging Issues Task Force reached a consensus in EITF Issue 05-6 ‘Determining the Amortisation Period for Leasehold
Improvements Purchased after Lease Inception or Acquired in a Business Combination’ (‘EITF05-6’) that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortised over the shorter of the useful life of the asset or the lease term (that includes reasonably assured lease renewals as determined on the date the leasehold improvements are acquired). The consensus is effective for leasehold improvements acquired in periods beginning after July 1, 2005. The adoption of EITF05-6 did not have a material impact on the Group’s consolidated financial position or results of operations.
In March 2005, the FASB issued FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB
Statement No. 143’ (‘FIN47’). FIN47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognised when incurred if their fair values can be reasonably estimated. The Interpretation is effective no later than December 31, 2005. The adoption of
FIN47 did not have a material impact on the Groups’ consolidated financial position or results of operations.

44. US GAAP information
(continued)
Recently issued accounting standards
In December 2004, the FASB issued SFAS123 (revised 2004) ‘Share-Based Payments’ (‘SFAS123R’). This statement eliminates the option to apply the intrinsic value measurement provisions of APB25 ‘Accounting for Stock Issued to Employees’ to stock compensation awards issued to employees.
Rather, SFAS123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognised over the period during which an employee is required to provide services in exchange for the award. SFAS123R provides a choice of adoption between the modified retrospective method and the modified prospective method.
Telkom expects to choose the modified prospective method where the standard will be applied to all awards granted after the effective date of all unvested awards from prior period grants and to awards modified, repurchased, or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first annual reporting period that begins after June 15, 2005. The Group is currently evaluating the impact of SFAS123R on its results of operations, financial position and cash flows.
In March, 2005 the Securities and Exchange Commission (‘SEC’) issued Staff Accounting Bulletin No 107: ‘Share-based Payments’ (‘SAB 107’).
SAB107 summarises the views of the SEC staff regarding the interaction between SFAS123R and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. The Group does not expect the adoption of SAB107 to have a material effect on the consolidated financial position or the results of operations.
On November 24, 2004, the FASB issued SFAS151 ‘Inventory Costs, an amendment of ARB No. 43, Chapter 4’ (‘SFAS151’). The amendments made by SFAS151 clarify that ‘abnormal’ amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (‘IASB’) toward development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB43, Chapter 4 and IAS2, Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of these accounting standards also require that ‘abnormal’ amounts of idle freight, handling costs, and wasted materials be recognised as period costs; however, the Boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB43 by adopting language similar to that used in IAS2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of
SFAS151 to have a material impact on its operations, financial position or cash flows.
In December 2004, the FASB issued Statement 153 ‘Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29’ (‘SFAS153’).
The guidance in Accounting Principles Board Opinion 29 (‘APB29’), ‘Accounting for Non-monetary Transactions,’ is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB29 included certain exceptions to that principle. SFAS153 amends APB29 to eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The Group will adopt the provisions of SFAS153 for non-monetary asset exchange transactions entered into after April 1, 2006. The Group does not expect the adoption of SFAS153 to have a material impact on its consolidated financial position or results of operations.
In May 2005, the FASB issued Statement 154 ‘Accounting Changes and Error Corrections’ (‘SFAS154’). Statement 154 replaces APB Opinion No. 20
‘Accounting Changes’ and FASB Statement No. 3 ‘Reporting Accounting Changes in Interim Financial Statements.’ SFAS154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS154 will only have an effect when the Group implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
In February 2006, the FASB issued SFAS155 ‘Accounting for certain hybrid financial instruments’ (‘SFAS155’). SFAS155 amends SFAS133
‘Accounting for derivative instruments and hedging activities’, and SFAS140 ‘Accounting for transfers and servicing of financial assets and extinguishment of liabilities’. It further resolves issues addressed in SFAS133 implementation issue No. D1 ‘Application of statement 133 to beneficial interest in securitised financial assets’. SFAS155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interest in securitised financial asset be analysed to determine whether there are free standing derivatives or whether there are hybrid instruments that contain embedded derivatives requiring bifurcation.
SFAS155 also provides clarification relating to some aspects of accounting for derivatives. SFAS155 is effective for all financial instruments acquired or issued after the first fiscal year beginning after September 15, 2006. The Group is currently evaluating the impact of SFAS155 on its financial position, results of operations and cash flows.
Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006

Notes to the consolidated annual financial statements
(continued)
for the three years ended March 31, 2006
44. US GAAP information
(continued)
Recently issued accounting standards
(continued)
In March 2006, the FASB issued SFAS156 ‘Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140’ (‘SFAS156’).
SFAS156 amends SFAS140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’, with respect to the accounting for separately recognised servicing assets and servicing liabilities. SFAS156 requires a company to recognise a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer’s financial assets that either meets the requirements for sale accounting, or is to a qualifying special-purpose entity in a guaranteed mortgage securitisation in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS115 ‘Accounting for Certain Investments in Debt and Equity Securities’. SFAS156 requires all separately recognised servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits a company to choose to subsequently measure each class of separately recognised servicing assets and servicing liabilities using either a specified amortisation method or a specified fair value measurement method. SFAS156 is applicable to all transactions entered into in fiscal years that begin after September 15, 2006. The Group is currently evaluating the impact of SFAS156 on its results of operations, financial position and cash flows.

In October 2005, the FASB issued FSP FAS123R 2 ‘Practical Accommodation to the Application of Grant Date as Defined in FASB Statement
No. 123R’. The FSP provides an exception to the application of the concept of ‘mutual understanding’ in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a ‘relatively short period of time’ from the approval date. The
Group will adopt the provisions of this FSP to new plans as from April 1, 2006. The Group does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

In October 2005, the FASB issued FSP FAS123R 3 ‘Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards’
which provides a simplified alternative method when a company transitions to SFAS123(R). The alternative method significantly simplifies the calculation of the beginning pool. The FSP provides guidance for the presentation of excess tax benefits in the statement of cash flows for companies that elect to adopt the simplified alternative method of calculating the pool. The guidance in the FSP is effective on November 10, 2005. The FSP allows up to one year from the Group’s initial adoption of SFAS123(R) on April 1, 2006 to evaluate the available transition alternatives. The Group is in the process of assessing the impact of the allowed alternatives.

In July 2005, the FASB issued FSP APB18-1 ‘Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee
Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence’. The FSP requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for Other Comprehensive
Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor. The Group will adopt the provisions of FSP APB18-1 in the reporting period beginning on April 1, 2006. The Group does not expect the adoption of FSP APB18-1 to have a material impact on its consolidated financial position or results of operations.

In October 2005, the FASB issued FSP FAS13-1 ‘Accounting for Rental Costs Incurred during a Construction Period’. The FSP concludes that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognised as rental expense. The
Group will apply the guidance in this FSP to the first reporting period beginning after December 15, 2005. The Group does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

In November 2005, the FASB issued FSP No’s FAS115-1 and FAS124-1 ‘The Meaning of Other-Than-Temporary Impairment and Its Application to
Certain Investments’, which effectively nullifies the requirements of EITF Issue No. 03-1. This FSP provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Additionally, the
FSP provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than-temporary impairments. The Group will adopt the provisions of this FSP in the reporting period beginning April 1, 2006. The Group does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
Report of the Independent Auditors and
Independent Registered Public Accounting Firm

  F-100
Consolidated Income Statements F-101
Consolidated Balance Sheets F-102
Consolidated Statements of Changes in Equity F-103
Consolidated Cash Flow Statements F-104
Notes to the Consolidated Annual Financial Statements F-105

REPORT OF THE INDEPENDENT AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*
TO THE MEMBERS OF VODACOM GROUP (PROPRIETARY) LIMITED
We have audited the accompanying consolidated balance sheets of Vodacom Group (Proprietary) Limited and subsidiaries (“the
Group”) as of March 31, 2006 and the related consolidated income statements, statements of changes in equity and cash flows for the three years in the period then ended, set out on pages F-101 to F-193. These consolidated annual financial statements are the responsibility of the Group’s directors. Our responsibility is to express an opinion on these consolidated annual financial statements based on our audit.
We conducted our audit in accordance with International Standards on Auditing and the standards of the Public Company
Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated annual financial statements present fairly, in all material respects, the financial position of the
Group as of March 31, 2006, 2005 and 2004, and the results of its operations and its cash flows for the three years then ended, in conformity with International Financial Reporting Standards (“IFRS”) and in the manner required by the Companies Act in South
Africa, 1973.
Note 23 to the consolidated annual financial statements discloses certain restatements. These restatements relate to the recognition of operating lease payments on a straight-line basis, an investment property which has been reclassified to property, plant and equipment, the non-current portion of the interest rate swap asset which has been reclassified to current assets, and computer software which was previously classified as part of property, plant and equipment. These restatements do not impact the Group’s results, with the exception of the operating lease restatement, or cash flow information for these years.
IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).
Information relating to the nature and effect of such differences is presented in Note 45 to the consolidated annual financial statements.
Deloitte & Touche
Registered Accountants and Auditors
Per S Strydom
Partner
Pretoria,
South Africa
June 2, 2006
* As defined in Rule 1001 of the PCAOB rules included in PCAOB Release No. 2003-007

CONSOLIDATED INCOME STATEMENTS
for the three years ended March 31, 2006
Revenue
1 22,855.2 27,315.3
34,042.5
Other operating income 57.6 63.8
125.1
Direct network operating cost (12,435.1) (14,617.8)
(18,297.2)
Depreciation 4 (2,316.9) (2,413.6)
(2,651.6)
Staff expenses (1,331.6) (1,652.9)
(2,042.1)
Marketing and advertising expenses (702.0) (767.3)
(976.9)
General administration expenses (687.2) (751.3)
(1,042.7)
Amortisation of intangible assets 2 (214.8) (429.6)
(344.2)
Impairment of assets 3 – (268.4)
52.8
Profit from operations
4 5,225.2 6,478.2
8,865.7
Interest, dividends and other financial income 5 656.6 662.8
659.3
Finance costs 6 (1,107.5) (641.7)
(1,318.2)
Profit before taxation
4,774.3 6,499.3
8,206.8
Taxation 7 (1,722.0) (2,613.0)
(3,077.8)
Net profit
3,052.3 3,886.3
5,129.0
Attributable to:
Equity shareholders
3,026.1 3,855.5
5,012.3
Minority interests 26.2 30.8
116.7
2004 2005
2006
R R
R
Basic and diluted earnings per share
32 302,610 385,550
501,230
Dividend per share
32 210,000 340,000
450,000
2004 2005
2006
Restated Restated
Notes Rm Rm
Rm

ASSETS
Non-current assets
12,851.3 13,888.4
16,079.2
Property, plant and equipment 8 10,912.5 11,576.9
13,386.6
Investment properties 9 9.9 –
–
Intangible assets 10 1,002.7 1,644.3
1,954.9
Financial assets 11 222.4 93.3
92.1
Deferred taxation 12 277.8 308.1
297.6
Deferred cost 403.8 236.9
311.2
Lease assets 22.2 28.9
36.8
Current assets
7,322.7 8,706.4
8,688.6
Deferred cost 859.8 428.3
451.8
Short-term financial assets 11 354.3 187.1
149.3
Inventory 13 288.5 479.5
454.3
Trade and other receivables 14 3,450.0 3,621.4
4,487.1
Cash and cash equivalents 31 2,370.1 3,990.1
3,146.1
Total assets
20,174.0 22,594.8
24,767.8
EQUITY AND LIABILITIES
Equity
7,604.2 7,887.9
8,672.3
Ordinary share capital 15 * *
*
Retained earnings 7,836.1 8,057.2
8,567.3
Non-distributable reserves 16 (324.9) (298.0)
(178.3)
Minority interests 17 93.0 128.7
283.3
Non-current liabilities
2,317.5 3,233.1
2,236.6
Interest-bearing debt 19 1,216.6 2,213.5
819.2
Deferred taxation 12 410.1 472.1
602.3
Deferred revenue 403.8 240.7
320.3
Provisions 22 178.4 184.4
372.3
Operating lease liabilities 108.6 122.4
122.5
Current liabilities
10,252.3 11,473.8
13,858.9
Trade and other payables 20 3,862.1 4,830.8
5,104.7
Deferred revenue 1,883.4 1,411.4
1,604.5
Taxation payable 852.0 632.6
630.2
Non interest-bearing debt 21 4.3 4.3
4.3
Short-term interest-bearing debt 19 839.9 381.6
1,645.5
Short-term provisions 22 473.7 595.0
623.0
Dividends payable 1,500.0 1,800.0
2,800.0
Derivative financial liabilities 39 64.5 1.0
60.9
Bank borrowings 31 772.4 1,817.1
1,385.8
Total equity and liabilities
20,174.0 22,594.8
24,767.8
* Amounts less than R50 000
2004 2005
2006
Restated Restated
Notes Rm Rm
Rm
CONSOLIDATED BALANCE SHEETS
as at March 31, 2006

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three years ended March 31, 2006
Balance at March 31, 2003
– previously reported
* 6,962.8 (141.0) 6,821.8 88.0 6,909.8
Changes in accounting policies,
reclassifications and restatements
23 – (53.6) – (53.6) – (53.6)
Balance at March 31, 2003
– restated
* 6,909.2 (141.0) 6,768.2 88.0 6,856.2
Net profit for the year – 3,026.1 – 3,026.1 26.2 3,052.3
Dividends declared 32 – (2,100.0) – (2,100.0) – (2,100.0)
Contingency reserve 16 – 0.8 (0.8) – – –
Net gains and losses not recognised
in the consolidated income statement
16,17
Foreign currency translation reserve – – (194.0) (194.0) (21.2) (215.2)
Foreign currency translation reserve
– deferred taxation
– – 10.9 10.9 – 10.9
Balance at March 31, 2004
– restated
* 7,836.1
(324.9)    7, 511.2
93.0 7,604.2
Net profit for the year – 3,855.5 – 3,855.5 30.8 3,886.3
Dividends declared 32 – (3,400.0) – (3,400.0)
(3.8)   (3,403.8)
Contingency reserve 16 – (1.0) 1.0 – – –
Acquired reserves from the minorities
of Vodacom Congo (RDC) s.p.r.l.
30 – (233.4) 82.1 (151.3) – (151.3)
Acquisition of subsidiary 29 – – – – 10.1 10.1
Revaluation of available-for-sale investments 16 – – 0.2 0.2 0.1 0.3
Net gains and losses not recognised in the
consolidated income statement
16,17
Foreign currency translation reserve – – (56.4) (56.4) (1.5) (57.9)
Balance at March 31, 2005
– restated
* 8,057.2 (298.0) 7,759.2 128.7 7,887.9
Net profit for the year – 5,012.3 – 5,012.3 116.7 5,129.0
Dividends declared 32 – (4,500.0) – (4,500.0)
(0.9)   (4,500.9)
Contingency reserve 16 – (2.2) 2.2 – – –
Acquisition of subsidiary 29 – – – – 46.5 46.5
Minority shares of VM, S.A.R.L – – – – 8.0 8.0
Revaluation of available-for-sale investments 16 – – (0.2) (0.2) (0.1) (0.3)
Net gains and losses not recognised in the
consolidated income statement
16,17
Foreign currency translation reserve – – 117.7 117.7 (15.6) 102.1
Balance at March 31, 2006
*
8,567.3
(178.3)        8,389.0
283.3
8,672.3
* Amounts less than R50 000
Attributable to equity shareholders
Share Retained Non-dis- Total Minority Total
capital earnings tributable interests equity
reserves
Notes Rm Rm Rm Rm Rm Rm

CONSOLIDATED CASH FLOW STATEMENTS
for the three years ended March 31, 2006

CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers
22,175.5 27,078.8
33,132.7
Cash paid to suppliers and employees (14,578.8) (17,066.8)
(22,042.4)
Cash generated from operations
24 7,596.7 10,012.0
11,090.3
Finance costs paid 25 (512.3) (259.2)
(446.4)
Interest, dividends and other financial income received 26 368.7 246.8
338.6
Taxation paid 27 (1,463.3) (2,744.4)
(2,980.3)
Dividends paid – equity shareholders (1,200.0) (3,100.0)
(3,500.0)
Dividends paid – minority shareholders – (5.2)
(0.9)
Net cash flows from operating activities
4,789.8 4,150.0
4,501.3
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment
28 (2,813.8) (3,048.0)
(4,346.3)
Proceeds on disposal of property, plant and equipment 5.0 20.1
29.6
Acquisition of intangible assets 10 (121.1) (205.4)
(442.1)
Proceeds on disposal of intangible assets – –
1.6
Acquisition of subsidiaries 29 149.6 (289.8)
(0.4)
Change in business combinations 29 – –
0.3
Acquired cash from Vodacom Congo (RDC) s.p.r.l. 30 – 12.9
–
Other investing activities (219.5) 136.0
(33.5)
Net cash flows utilised in investing activities
(2,999.8) (3,374.2)
(4,790.8)
CASH FLOW FROM FINANCING ACTIVITIES
Shareholder loans repaid
(920.0) –
–
Interest-bearing debt incurred 186.9 1,165.3
32.3
Interest-bearing debt repaid (55.6) (1,332.3)
(89.7)
Finance lease capital repaid (9.6) (28.1)
(50.2)
Net cash flows utilised in financing activities
(798.3) (195.1)
(107.6)
NET (DECREASE)/INCREASE IN CASH AND
CASH EQUIVALENTS
991.7 580.7
(397.1)
Cash and cash equivalents at the beginning of the year 647.5 1,597.7
2,173.0
Effect of foreign exchange rate changes (41.5) (5.4)
(15.6)
CASH AND CASH EQUIVALENTS
AT THE END OF THE YEAR
31 1,597.7 2,173.0
1,760.3
2004 2005
2006
Restated Restated
Notes Rm Rm
Rm

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2006
BASIS OF PREPARATION
These consolidated annual financial statements of Vodacom Group (Proprietary) Limited (“the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and have been prepared on the historical cost basis, except for financial assets and financial liabilities (including derivative instruments) recorded at fair value. The consolidated annual financial statements have been presented in South African Rands, as this is the currency in which the majority of the Group’s transactions are denominated.
The principal accounting policies are consistent in all material respects with those applied in the previous period, except where disclosed elsewhere (Note 23).
The following are the principal accounting policies adopted by the Group in the preparation of these consolidated annual financial statements:
ACCOUNTING POLICIES
A.
Consolidation
A.1
Basis of consolidation
The consolidated annual financial statements include the consolidated financial position, results of operations and cash flows of Vodacom Group (Proprietary) Limited and its subsidiaries, both foreign and domestic, up to March 31, 2006.
Joint ventures are included using the proportionate consolidation method, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5: Non-current Assets Held for Sale and Discontinued Operations
(“IFRS 5”). The Group’s share of the assets, liabilities, income, expenses and cash flows of joint ventures are combined on a line-by-line basis with similar items in the consolidated annual financial statements.
Minority interests are separately presented in the consolidated balance sheets and consolidated income statements.
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
On acquisition, the identifiable assets, liabilities and contingent liabilities of the relevant subsidiaries or joint ventures, are measured based upon the Group’s interest in their fair value at the date of acquisition, except for non-current assets
(or disposal groups) that are classified as held-for-sale in accordance with IFRS 5, which are recognised and measured at fair value less costs to sell. The interest of minority shareholders is recorded at the minority’s share of the fair value of the identifiable assets, liabilities and contingent liabilities. Subsequently, any losses attributable to minority shareholders in excess of their interest, is allocated against the interest of the Group.
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

A.         Consolidation(continued)
A.3       Subsidiaries (continued)
Intercompany balances and transactions, and resulting unrealised profits between Group companies, are eliminated in full on consolidation.
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
The Group’s proportionate share of intercompany balances and transactions, and resulting unrealised profit or losses, between Group companies and jointly controlled entities are eliminated on consolidation.
B.
Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any.
Land is not depreciated and is recorded at cost less accumulated impairment losses, if any.
The cost of property, plant and equipment includes all directly attributable expenditure incurred in the acquisition, establishment and installation of such assets so as to bring them to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs are not capitalised.
Depreciation is calculated so as to write off the cost of property, plant and equipment on a straight-line basis, over the estimated useful lives to the estimated residual value. Useful lives and residual values are reviewed on an annual basis.
Residual values are measured as the estimated amount currently receivable for an asset if the asset were already of the age and condition expected at the end of its useful life. Each significant component included in an item of property, plant and equipment is separately recorded and depreciated.
Depreciation commences when the asset is ready for its intended use (in the case of infrastructure assets this is deemed to be the date of acceptance). Depreciation of an asset ceases at the earlier of the date the asset is classified as held for sale in accordance with IFRS 5 or the date the asset is derecognised. Depreciation is not ceased when assets are idle.
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
Maintenance and repairs, which neither materially add to the value of the assets nor appreciably prolong their useful lives, are recognised as an expense in the period incurred. Minor plant and equipment items are also recognised as an expense during the period incurred.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

B.
Property, plant and equipment (continued)
Profits or losses on the retirement or disposal of property, plant and equipment, determined as the difference between the actual proceeds and the carrying amount of the assets, are recognised in the consolidated income statement in the period in which they occur.
Where a network infrastructure site lease contains a restoration clause, or where historical experience indicates that restoration costs will be incurred, a liability for the site restoration costs is recorded. The liability recorded is measured at the present value of the estimated future restoration costs to be incurred. The present value of the liability is capitalised to the underlying infrastructure asset to which the restoration costs relate at the inception of the restoration obligation. These amounts are amortised over the estimated useful life of the related infrastructure asset. The restoration liability is accredited to its future value over the lease period.
Changes in the measurement of an existing liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the liability, or a change in the discount rate, are accounted for as follows:
•    changes in the liability are added, or deducted from, the cost of the reflected asset. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in profit and loss.
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
The following are the main categories of intangible assets:
D.1
Intangible assets with an indefinite useful life
Intangible assets with an indefinite useful life are not amortised but instead are tested for impairment on an annual basis.
•    Goodwill
Goodwill represents the excess of the cost of an acquisition of a subsidiary or joint venture, over the Group’s interest in the fair value of the identifiable assets and liabilities at the date of acquisition. Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Impairment losses previously recognised cannot be reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
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
•    Customer bases
Cost of contract customer bases and prepaid customer bases represents the fair value at the acquisition date of mobile customer bases. Customer bases are amortised on a straight-line basis over their estimated useful lives.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

D.
Intangible assets (continued)
D.2
Intangible assets with a finite useful life (continued)
•    Trademarks and brands
Purchased trademarks and brands are capitalised at cost and amortised over their estimated useful lives. Expenditure incurred to develop, maintain and renew trademarks and brands internally is recognised as an expense in the period incurred.
•     Computer software
Computer software that is not considered to form an integral part of any hardware equipment is recorded as intangible assets. The software is capitalised at cost and amortised over its estimated useful life.
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
Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at settlement date or balance sheet date, whichever occurs first. Exchange differences on the settlement or translation of monetary assets or liabilities are included in finance costs and finance income in the period in which they arise.
Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in foreign currency are not translated. Exchange differences arising on the translation of non-monetary items carried at fair value are included in profit and loss for the period except for differences arising on the translation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.
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
Gains and losses on the translation of equity loans to foreign entities that are intended to be permanent are recognised in equity if the loans are denominated in one of the entities’ functional currencies. If the loans are denominated in a third currency, gains or losses are recognised in the consolidated income statement.
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
G.2       Deferred taxation
Deferred taxation is provided using the balance sheet liability method for all temporary differences arising between the carrying amounts of assets and liabilities, on the consolidated balance sheet, and their respective taxation bases. Deferred taxation is not provided on differences relating to goodwill for which amortisation is not deductible for taxation purposes nor on the initial recognition of assets or liabilities, which is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss.
Deferred taxation liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and joint ventures, except where the company is able to control the timing of the reversal of the temporary differences and it is probable that it will not reverse in the foreseeable future.
Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the associated unused taxation losses or credits and deductible temporary differences can be utilised.
Deferred taxation assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group has the intention to settle its current tax assets and liabilities on a net basis.
Exchange differences arising from the translation of foreign taxation assets and liabilities of foreign entities where the functional currency is different to the local currency are classified as a deferred taxation expense or income.
G.3
Secondary taxation on companies
Secondary taxation on companies (“STC”) is provided for at a rate of 12.5% on the amount of the net dividend declared by
Vodacom Group (Proprietary) Limited. It is recorded as a tax expense when dividends are declared.
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
The Group provides long-term incentives to eligible employees payable on termination or retirement. The Group’s liability is based on an actuarial valuation. Actuarial gains and losses on the long-term incentives are accounted for in the year in which they arise through profit and loss.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

H.
Employee benefits (continued)
H.3
Accumulative termination benefits
Accumulative termination benefits are payable whenever:
•   an employee’s employment is terminated before the normal retirement date; or
•   an employee accepts voluntary redundancy.
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
The recognition of revenue involves estimates and assumptions with regard to the useful life of the customer base. The estimates and assumptions are based on past experience.
The main categories of revenue and bases of recognition for the Group are:
I.1
Contract products
Contract products that may include deliverables such as a handset and 24-month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a standalone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.
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
•     Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised in revenue.

I.
Revenue recognition (continued)
I.2         Prepaid products
Prepaid products that may include deliverables such as a SIM-card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a standalone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.
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
Deferred revenue and costs related to unactivated starter packs which do not contain any expiry date, is recognised in the period when the probability of these starter packs being activated by a customer becomes remote. In this regard the Group applies a period of 36 months before these revenue and costs are released to the consolidated income statement.
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
I.5
Other revenue and income
•    Interconnect and international revenue
Interconnect and international revenue is recognised on the usage basis.
•    Dividends
Dividends from investments or subsidiaries are recognised when the right to receive payment has been established.
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
A lease of land and buildings is classified by considering the land and buildings elements separately. Minimum lease payments are allocated between the land and buildings elements in proportion to the relative fair values of the land and leasehold buildings elements of the lease.

J.          Leases(continued)
J.2
Group as lessee
•    Finance leases
Lessee finance leases are capitalised as property, plant and equipment at their cash equivalent cost and a corresponding finance lease liability is raised. The cash equivalent cost is the lower of fair value or the present value of the minimum lease payments, at inception of the lease. Such assets are depreciated in accordance with the accounting policy on property, plant and equipment stated above.
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
J.3
Group as lessor
•    Finance leases
Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.
•    Operating leases
Lessor operating lease rental income is recognised in the consolidated income statement on a straight-line basis over the lease term. Such leased assets are included under property, plant and equipment and depreciated in accordance with the accounting policy stated above.
K.         Derivative instruments
The Group recognises all derivative instruments on the consolidated balance sheet at fair value, including certain derivative instruments embedded in other contracts. Changes in the fair value of derivative instruments are recorded in earnings as they arise.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives unless the risks and characteristics are closely related to those host contracts or the host contracts are carried at fair value.
Where the fair value of derivatives cannot be reliably estimated, the derivatives are recorded at cost.
The Group does not use derivatives for trading or speculative purposes. However, derivatives that are not accounted for as hedges are classified as trading instruments in current assets.
L.
Financial instruments – other than derivatives
L.1
Initial recognition and measurement
All financial instruments, other than derivatives which are dealt with above, are recognised in the consolidated balance sheet. Financial instruments are initially recognised when the Group becomes party to the contractual terms of the instruments and are measured at cost, which is the fair value of the consideration given (financial asset) or received
(financial liability or equity instrument) for it.
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
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

L.
Financial instruments – other than derivatives (continued)
L.2        Financial assets
The Group’s principal financial assets other than derivatives are investments, trade and other receivables and bank and cash balances:
•    Investments
All financial assets not carried at fair value through profit or loss are initially recognised at fair value including directly attributable transaction costs. Subsequent to initial recognition, these instruments are measured as set out below.
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
These investments are classified as current.
Investments acquired principally for the purpose of generating a profit from the short-term fluctuations in price, are classified as financial assets at fair value through profit and loss and are recorded and measured at fair value. Financial assets at fair value through profit or loss consists of financial assets held-for-trading or those designated at fair value through profit or loss at inception. Gains and losses on these investments are recorded in the consolidated income statement. These investments are classified as current assets if they are either held-for-trading or are expected to be realised within 12 months of the balance sheet date.
Held-to-maturity investments carried at amortised costs are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity.
•    Receivables
Receivables that include interest-bearing investments, investments in finance leases, trade and other receivables, and other loans are stated at original investment less principal payments, amortisations, and less accumulated impairment losses. Receivables originated by the Group by providing goods or services directly to the customer are carried at original invoice amount less provision for doubtful receivables. A provision for doubtful receivables is established when there is objective evidence that the Group has incurred a loss and will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount.
The provision for doubtful receivables covers losses where there is objective evidence that the Group incurred a loss at the balance sheet date. These incurred loss events have been estimated based upon historical patterns of losses in each component, the credit ratings allocated to the customers and reflecting the current economic climate in which the borrowers operate. When a receivable is uncollectible, it is written off to the consolidated income statement.
Subsequent recoveries are credited to the consolidated income statement.
•    Bank and cash balances
The accounting policy for bank and cash balances is dealt with under cash and cash equivalents set out below.
L.3        Financial liabilities
The Group’s principal financial liabilities other than derivatives are interest-bearing debt, trade and other payables, non-
interest-bearing debt, dividends payable, provisions, bank borrowings and other short-term debt:
•    Interest-bearing debt
Interest-bearing debt, including finance lease obligations, is originally recognised at fair value, net of transaction costs incurred. Interest-bearing debt is subsequently stated at amortised cost, namely original debt less principal payments and amortisations. Any differences between proceeds and the redemption value are recognised in the consolidated income statement over the period of the debt using the effective interest rate method. The accounting policy for finance lease obligations is dealt with under leases set out above.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

L.
Financial instruments – other than derivatives (continued)
L.3
Financial liabilities (continued)
Interest-bearing debt is classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.
Preference shares, which are mandatory redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in the consolidated income statement as interest expense.
•    Trade and other payables
Trade and other payables are stated at their amortised cost.
•    Dividends payable
Dividends payable are stated at amounts declared.
•     Provisions
Provisions are recognised, when the Group has a present legal or constructive obligation resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A past event is deemed to give rise to a present obligation if, taking into account all of the available evidence, it is more likely than not that a present obligation exists at balance sheet date.
The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at balance sheet date, taking into account risks and uncertainties surrounding the provision. Long-term provisions are discounted to net present value.
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
L.5       Derecognition
Financial assets (or a portion thereof) are derecognised when the Group’s rights to the cash flow expire or when the Group transfers substantially all the risks and rewards related to the financial asset or when the entity loses control of the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the consolidated income statement.
Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expired. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and settlement amounts paid are included in the consolidated income statement.
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

L.
Financial instruments – other than derivatives (continued)
L.7       Offset
Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.
M.
Impairment of assets
Goodwill and other assets that have an indefinite useful life and intangible assets not available for use are tested annually for impairment and when events or changes in circumstances indicate that the carrying amount may not be recoverable.
Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognised if the recoverable amount of an asset is less than its carrying amount. The impairment loss is recognised as an expense in the consolidated income statement immediately. The recoverable amount of an asset is the higher of the asset’s fair value less cost of disposal and its value in use.
The fair value represents the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties.
The value in use of an asset represents the expected future cash flows, from continuing use and disposal that are discounted to their present value using an appropriate pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
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
The impairment loss is allocated to reduce the carrying amount of the assets of the cash-generating unit, first to goodwill in respect of the cash-generating unit, if any, and then to the other assets on a pro-rata basis based on their carrying amounts.
The carrying amount of individual assets is not reduced below the higher of its value in use, zero or fair value less cost of disposal.
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
N.          Insurance contracts
N.1       Premiums
Premiums written comprise the premiums on insurance contracts entered into during the year, irrespective of whether they relate in whole or in part to a later accounting period. Premiums are disclosed gross of commission to intermediaries and exclude value added tax. Premiums written include adjustments to premiums written in prior accounting periods.
Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance business assumed.
The net earned portion of premiums received is recognised as revenue. Premiums are earned from the date of attachment of risk, over the indemnity period, based on the pattern of risks underwritten. Outward reinsurance premiums are recognised as an expense in accordance with the pattern of indemnity received.

N.
Insurance contracts (continued)
N.2
Unearned premium provision
The provision for unearned premiums comprises the proportion of premiums written which is estimated to be earned in subsequent financial years, computed separately for each insurance contract using a time proportionate basis or another suitable basis for uneven risk contracts.
N.3       Claims incurred
Claims incurred consist of claims and claims handling expenses paid during the financial year together with the movement in the provision for outstanding claims. Claims outstanding comprise provisions for the Group’s estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date whether reported or not, and an appropriate risk margin.
N.4       Contingency reserve
A reserve in equity is made for the full amount of the contingency reserve as required by the regulatory authorities in
South Africa. Transfers to and from this reserve are treated as appropriations of retained income.
O.
Cash and cash equivalents
For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, net of bank borrowings, all of which are available for use by the Group unless otherwise stated.
Cash on hand is initially recognised at fair value and subsequently measured at its face value.
Deposits held on call are classified as loans receivable by the Group and carried at amortised cost. Due to the short-term nature of these, the amortised cost approximates its fair value.
Bank borrowings, consisting of interest-bearing short-term bank loans, repayable on demand and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance costs, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.
P.         Borrowing costs
Borrowing costs are expensed as they are incurred.
Q.
Expenses
Marketing and advertising costs are expensed as they are incurred. Prepaid costs related to annual events sponsorships are expensed over the duration of the event.
R.         Incentives
Incentives paid to service providers and dealers for products delivered to the customer are expensed as incurred. Incentives paid to service providers and dealers for services delivered are expensed in the period that the related revenue is recognised.
Distribution incentives paid to service providers and dealers for exclusivity are deferred and expensed over the contractual relationship period.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

S.
Non-current assets held for sale
Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of the assets’ previous carrying amount and fair value less cost to sell.
T.
Use of estimates
The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in the relevant sections of the financial statements. Although these estimates are based on management’s best knowledge of current events and actions they may undertake in the future, actual results ultimately may differ from those estimates.
U.         Comparatives
Certain comparative figures have been reclassified, where required or necessary, in accordance with current period classifications and presentation.

1.
REVENUE
Airtime and access
12,738.0 16,190.8
20,085.8
Data revenue 1,039.2 1,340.5
2,037.6
Interconnect revenue 5,784.8 5,923.6
6,696.8
Equipment sales 2,274.6 2,687.3
3,985.6
International airtime 659.2 886.8
971.2
Other 359.4 286.3
265.5
22,855.2 27,315.3
34,042.5
2.
AMORTISATION OF INTANGIBLE ASSETS
Goodwill
(93.6) –
–
Licences (14.8) (17.1)
(8.5)
Trademarks (7.3) (42.6)
(52.3)
Customer bases (99.1) (172.4)
(106.9)
Computer software * (197.5)
(176.5)
(214.8) (429.6)
(344.2)
* Refer Note 10 regarding information on the software reclassification.
3.
IMPAIRMENT OF ASSETS
Intangible assets
– (97.5)
(0.1)
Licences – (97.5)
–
Software – –
(0.1)
Property, plant and equipment – (170.9)
52.9
Infrastructure – (142.3)
59.9
Information services – (23.3)
(5.6)
Motor vehicles – (2.4)
(0.3)
Furniture – (1.3)
(0.4)
Office equipment – (0.3)
(0.1)
Leasehold improvements – (0.6)
(0.3)
Other assets – (0.7)
(0.3)
Impairment reversal/(loss recognised) – (268.4)
52.8
Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets. The recoverable amount of these assets was based on the fair value less cost of disposal at March 31, 2006 and 2005. The fair value of the assets was obtained from a knowledgeable, willing party on an arm’s length basis, based on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The reversal of the impairment loss related to an increase in the fair value of infrastructure assets.
2004 2005
2006
Rm Rm
Rm
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

4.
PROFIT FROM OPERATIONS
The profit from operations is arrived at after taking
the following income/(expenditure) into account:
Net (loss)/profit on disposal of property, plant and equipment (6.8) 1.8
(26.8)
Loss on disposal of property, plant and equipment (7.9) (6.7)
(27.5)
Profit on disposal of property, plant and equipment 1.1 8.5
0.7
Depreciation of property, plant and equipment (Note 8) (2,316.9) (2,413.6)
(2,651.6)
Buildings (17.6) (18.7)
(17.6)
Infrastructure (1,840.1) (1,952.5)
(2,530.0)
Information services (350.5) (326.7)
(41.9)
Community services (12.8) (10.8)
6.9
Motor vehicles (20.2) (21.8)
(13.6)
Furniture (17.7) (15.6)
(14.6)
Office equipment (11.3) (11.2)
(10.3)
Leasehold improvements (36.4) (40.0)
(22.0)
Other assets (10.3) (16.3)
(8.5)
Auditors’ remuneration – audit fees (5.6) (8.3)
(14.9)
Current year audit fees (5.7) (7.8)
(14.0)
Prior year (under)/over provision of audit fees 0.3 (0.1)
(0.8)
Telkom SA Limited foreign issuer costs (6.8) (4.6)
(4.8)
Recovered from Telkom SA Limited 6.8 4.6
4.8
Expenses (0.2) (0.4)
(0.1)
Auditors’ remuneration – other services (6.8) (2.5)
(2.1)
For other services (7.4) (2.5)
(2.1)
Capitalised 0.6 –
–
Professional fees for consultancy services (117.3) (78.4)
(112.2)
Operating lease rentals (532.8) (613.1)
(870.7)
GSM transmission and data lines (465.6) (544.3)
(787.9)
Office accommodation (35.6) (43.4)
(47.6)
Other accommodation (29.6) (24.5)
(33.0)
Office equipment (2.0) (0.9)
(1.1)
Motor vehicles – –
(1.1)
Payment to other operators (2,990.3) (3,652.5)
(4,634.3)
Regulatory fees (550.1) (670.3)
(812.2)
2004 2005
2006
Rm Rm
Rm

4.
PROFIT FROM OPERATIONS (continued)
Staff expenses – pension and provident fund contributions
(71.8) (74.9)
(89.3)
Pension fund contributions (65.9) (70.7)
(76.4)
Provident fund contributions (5.9) (4.2)
(12.9)
(Increase)/Decrease in provision for obsolete inventory (Note 13) (30.9) 17.5
(15.9)
Decrease/(Increase) in provision for doubtful receivables (Note 14) 0.8 (11.3)
6.0
Bad debts written off (48.8) (52.2)
(42.3)
Impairment of assets (Note 3) – (268.4)
52.8
Insurance activities
The Group offers a range of insurance contracts to its customers providing protection against specified risks associated with the ownership of a cellphone. These products are offered through a cell captive facility maintained with Nova Risk Partners
Limited, a South African registered short-term insurance company. The cell facility is further used to issue insurance contracts to Group companies to provide cover against a variety of insurable risks including assets own risk and the extended warranty provided to customers. These intercompany transactions are eliminated on consolidation of the cell captive.
In terms of the shareholder agreement, the Group carries all the risks and rewards related to the business underwritten in the cell captive facility. The risks are closely monitored by the Group through the ongoing review of the performance of the underlying insurance products. Premium rate adjustments are used to mitigate the associated insurance risks.
Provided below is a summarised underwriting account giving details of the R52.5 million (2005: R19.5 million;
2004: R32.6 million) underwriting profit included in profit from operations:
2004 2005
2006
Rm Rm
Rm
Gross earned premiums 94.4 89.7
112.7
Gross claims incurred (32.9) (45.6)
(51.7)
Net reinsurance income/(expense) (16.2) (11.6)
10.7
Net operating expenses (12.7) (13.0)
(19.2)
Underwriting profit 32.6 19.5
52.5
5.
INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME
Banks and loans
68.4 93.6
89.4
Dividends received – unlisted investments 5.4 –
–
Guarantee fees 26.4 –
–
Income from investments at fair value through profit and loss 11.2 8.0
7.8
Other interest income 6.2 15.8
19.7
Gain on foreign exchange contract revaluation 269.6 155.1
211.2
Gain on foreign liability and asset revaluation 238.0 358.3
314.0
Interest rate swap interest 5.1 11.6
13.0
Interest rate swap revaluation 26.3 20.4
4.2
656.6 662.8
659.3
2004 2005
2006
Rm Rm
Rm
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

6.
FINANCE COSTS
Bank overdraft
(27.3) (39.1)
(15.2)
Finance leases (130.1) (127.3)
(121.6)
Funding loans (64.4) (32.2)
(73.8)
Interest on minority shareholder loan* (7.6) (7.2)
(8.1)
Leasehold property (5.2) –
–
Other finance costs (13.3) (24.2)
(30.6)
Shareholder loans (47.2) –
–
Interest rate swap interest (1.1) (5.5)
–
Interest rate swap revaluation (18.9) (11.3)
(10.8)
Loss on foreign exchange contract revaluation (479.1) (143.4)
(471.8)
Loss on foreign liability and asset revaluation (313.3) (251.5)
(586.3)
(1,107.5) (641.7)
(1,318.2)
* This amount of R8.1 million (2005: R7.2 million; 2004: R7.6 million) relates to notional interest on the loan from Caspian Construction Company Limited and Planetel Communications Limited, that was remeasured at amortised cost, at an effective interest rate of LIBOR plus 5%, for which no consideration has been recorded.
7.
TAXATION
South African normal taxation
(1,702.6) (2,082.6)
(2,375.6)
Current year (1,716.4) (2,091.3)
(2,337.9)
Prior year (under)/over provision 13.8 8.7
(37.7)
Deferred taxation 146.9 35.9
(135.5)
Current year 159.4 35.1
(176.3)
Prior year over/(under) provision (12.5) (6.3)
40.8
Taxation rate change* – 7.1
–
Secondary taxation on companies – current year (262.5) (429.4)
(562.5)
Foreign taxation (5.4) (13.0)
(24.6)
Current year (4.3) (12.9)
(24.2)
Prior year under provision (1.1) (0.1)
(0.4)
Foreign deferred taxation 101.6 (123.9)
20.4
Current year 109.8 (75.2)
43.5
Prior year under provision (8.2) (48.7)
(22.0)
Taxation rate change
#
– –
(1.1)
(1,722.0) (2,613.0)
(3,077.8)
2004 2005
2006
Rm Rm
Rm

7.
TAXATION (continued)
Reconciliation of rate of taxation
Normal taxation on profit before taxation
1,432.3 30.0 1,949.8
30.0       2,380.0
29.0
Adjusted for:
Exempt income (0.8) – (0.1) –
(1.1)
–
Disallowed expenditure 33.9 0.8 131.3 2.0
135.6
1.7
Goodwill
27.2
0.6 – –
–
–
Prior year under/(over) provision (8.0) (0.2) 46.4 0.7
19.3
0.2
Unrecognised taxation asset 24.8 0.5 40.5 0.6
162.8
2.0
Utilisation of taxation loss (75.3) (1.6) (12.6) (0.1)
(6.9)
(0.1)
Foreign taxation rate differences 78.2 1.6 (30.8) (0.5)
(15.6)
(0.2)
Taxation rate change*
#
– – (7.1) (0.1)
1.1
–
Foreign taxation – – 5.7 0.1
8.7
0.1
Unrealised foreign exchange differences – – (153.2) (2.4)
45.1
0.5
Capital expenditure adjustment – – 80.7 1.2
(181.6)
(2.2)
Translation to US$ – – 61.8 1.0
(16.8)
(0.2)
Impairment of assets – – 78.3 1.2
(12.9)
(0.2)
Secondary taxation on companies 262.5 5.5 429.4 6.6
562.5
6.9
Secondary taxation on companies credits – – (3.8) –
–
–
Utilisation of investment deductions (24.1) (0.5) (10.2) (0.2)
0.2
–
Utilisation of cumulative taxation differences (28.7) (0.6) – –
–
–
Other adjustments – – 6.9 0.1
(2.6)
–
1,722.0 36.1 2,613.0
40.2       3,077.8
37.5
* Deferred taxation was calculated at 29% for all South African entities at March 31, 2005 following a change in the corporate taxation rate. The revised taxation rate was applicable to normal taxation from the 2006 financial year.
#
Deferred taxation was calculated at 25% for Vodacom Lesotho (Proprietary) Limited at March 31, 2006 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation from the 2007 financial year.
2004 2004 2005 2005
2006
2006
Rm % Rm %
Rm
%
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

8.
PROPERTY, PLANT AND EQUIPMENT
2004
Land and buildings
899.8 (68.4) 831.4
Infrastructure 16,738.5 (7,678.4) 9,060.1
Information services 2,359.6 (1,599.2) 760.4
Community services 90.7 (62.3) 28.4
Motor vehicles 128.9 (77.7) 51.2
Furniture 122.6 (84.4) 38.2
Office equipment 89.0 (66.6) 22.4
Leasehold improvements 247.3 (150.1) 97.2
Other assets 55.0 (31.8) 23.2
20,731.4 (9,818.9) 10,912.5
2005
Land and buildings
936.2 (87.4) 848.8
Infrastructure 18,902.5 (9,012.8) 9,889.7
Information services 1,678.0 (1,106.0) 572.0
Community services 91.9 (73.0) 18.9
Motor vehicles 158.1 (93.7) 64.4
Furniture 138.2 (102.2) 36.0
Office equipment 96.3 (78.1) 18.2
Leasehold improvements 294.6 (192.6) 102.0
Other assets 64.2 (37.3) 26.9
22,360.0 (10,783.1) 11,576.9
2006
Land and buildings
1,033.9
(105.0)
928.9
Infrastructure
22,556.3
(10,925.7)
11,630.6
Information services
1,623.9
(1,100.4)
523.5
Community services
107.8
(65.9)
41.9
Motor vehicles
154.4
(90.8)
63.6
Furniture
142.5
(115.0)
27.5
Office equipment
108.8
(88.0)
20.8
Leasehold improvements
361.4
(214.9)
146.5
Other assets
33.2
(29.9)
3.3
26,122.2
(12,735.6)
13,386.6
Cost Accumulated Net book
depreciation value
and impairment
Rm Rm Rm

8.
PROPERTY, PLANT AND
EQUIPMENT (continued)
Reconciliation 2004
Opening balance 828.6 8,895.9 680.7 28.5 41.5 47.2 20.5 97.0
35.1    10,675.0
Additions 16.8 2,345.0 421.1 12.7 31.3 9.3 10.4 34.2 9.9 2,890.7
Disposals 0.1 (7.4) (2.5) – (1.2) (0.2) (0.1) (0.2) (0.3) (11.8)
Foreign currency translation (1.6) (295.6) (27.5) – (2.0) (1.3) (0.5) (1.9) (0.3) (330.7)
Depreciation
(17.6)   (1,840.1)
(350.5) (12.8) (20.2) (17.7) (11.3) (36.4)
(10.3)   (2,316.9)
Business combinations 5.1 – 0.7 – – 0.3 0.1 – – 6.2
Asset category transfer – (37.7) 38.4 – 1.8 0.6 3.3 4.5 (10.9) –
Closing balance 831.4 9,060.1 760.4 28.4 51.2 38.2 22.4 97.2
23.2    10,912.5
Reconciliation 2005
Opening balance 831.4 9,060.1 760.4 28.4 51.2 38.2 22.4 97.2
23.2    10,912.5
Transfer to intangible assets (Note 10) – (371.0) (324.6) – – – – – – (695.6)
Acquired from the minorities of
Vodacom Congo (RDC) s.p.r.l.
4.5 457.9 115.4 – 4.0 2.9 1.9 7.7 2.0 596.3
Transfer from investment properties
(Note 9)
9.9 – – – – – – – – 9.9
Additions 21.7 2,781.7 371.5 1.3 35.2 11.8 5.6 37.9 21.7 3,288.4
Disposals – (10.8) (3.0) – (2.2) (0.3) (0.3) (0.2) (1.5) (18.3)
Foreign currency translation – 60.5 3.5 – 0.4 0.3 – – (1.5) 63.2
Depreciation
(18.7)   (1,952.5)
(326.7) (10.8) (21.8) (15.6) (11.2) (40.0)
(16.3)   (2,413.6)
Business combinations – – 4.9 – – – 0.1 – – 5.0
Impairments (Note 3) – (142.3) (23.3) – (2.4) (1.3) (0.3) (0.6) (0.7) (170.9)
Asset category transfer – 6.1 (6.1) – – – – – – –
Closing balance 848.8 9,889.7 572.0 18.9 64.4 36.0 18.2 102.0
26.9    11,576.9
Reconciliation 2006
Opening balance
848.8
9,889.7
572.0
18.9
64.4
36.0
18.2
102.0
26.9    11,576.9
Reclassified to finance lease receivables
(Note 14)
–
–
–
–
(12.0)
–
–
–
–
(12.0)
Additions
98.2
4,237.9
237.2
16.1
27.1
8.9
14.1
55.3
4.6
4,699.4
Disposals
–
(51.0)
(1.7)
–
(0.2)
–
(0.4)
(0.1)
(3.0)
(56.4)
Foreign currency translation
(0.5)
(246.0)
(3.8)
–
(1.8)
(0.9)
–
(0.9)
–
(253.9)
Depreciation
(17.6)   (2,530.0)
(41.9)
6.9
(13.6)
(14.6)
(10.3)
(22.0)
(8.5)   (2,651.6)
Business combinations
–
–
1.7
–
–
–
–
–
–
1.7
Impairments (Note 3)
–
59.9
(5.6)
–
(0.3)
(0.4)
(0.1)
(0.3)
(0.3)
52.9
Transfer from intangible assets/asset
category transfer (Note 10)
–
270.1
(234.4)
–
–
(1.5)
(0.7)
12.5
(16.4)
29.6
Closing balance
928.9   11,630.6
523.5
41.9
63.6
27.5
20.8
146.5
3.3   13,386.6
Land Infra- Infor- Com- Motor    Furniture Office Leasehold Other Total
and structure mation munity vehicles equip-    improve- assets
buildings services services ment ments
Rm Rm Rm Rm Rm Rm Rm Rm Rm Rm
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

2004 2005
2006
Net book Net book
Net book
value value
value
Rm Rm
Rm
8.
PROPERTY, PLANT AND EQUIPMENT (continued)
Freehold land and buildings
Portions 859, 847, 839 and 828 of the farm Randjesfontein
No. 405, Gauteng Province, RSA
35.0 37.5
37.5
Holding 182, Erand Agricultural Holdings Ext 1, RSA 1.6 1.6
1.6
Erf 200, Chelmsfordville, Pietermaritzburg, RSA 0.1 0.1
0.1
Erf 1606, New Germany, Pietermaritzburg, RSA 0.5 0.5
0.5
1046 Mama Yemo Avenue, Lubumbashi, Province De Katanga,
Democratic Republic of Congo
0.5 0.9
1.0
Kinshasa Building (Justice), 292 Justice Avenue, Gombe, Kinshasa,
Democratic Republic of Congo
4.2 8.6
8.3
MSC Building, Maseru West, Lesotho 0.7 0.7
0.6
Stands 13, 14 and 15, Eastwood Road, Dunkeld West, RSA 5.0 14.4
14.1
6195 Boulevard du 30 Juin, Kinshasa, Democratic Republic of Congo – 7.6
7.4
Portions 878 and 879 of the farm Randjesfontein No. 405,
Gauteng Province, RSA
– 10.7
52.5
Erf 2102, Silverton, Ext 54, RSA – –
33.9
Portion 751 of the farm Randjesfontein No. 405, Gauteng Province, RSA – –
14.6
Holding 191, Erand Agricultural Holdings Ext 1, RSA – –
7.6
47.6 82.6
179.7
Leasehold land and buildings
Portions 839, 828, 847 and 859 of the farm Randjesfontein
No. 405, Gauteng Province, RSA
268.0 262.4
256.8
Portion 769 of the farm Randjesfontein No. 405, RSA 159.5 156.8
154.3
Stand 34083, Bellville, City of Tygerberg, RSA 106.3 104.7
103.3
Erf 5259 and 5260, Montague Gardens, RSA 94.9 93.3
91.8
Portion 748 of the farm Randjesfontein No. 405, Gauteng Province, RSA 87.2 85.5
83.9
Portion 791 of the farm Randjesfontein No. 405, Gauteng Province, RSA 53.9 49.7
45.9
Erf 33153 Bellville, Cape Town, RSA 10.3 10.1
9.9
43 Kwale Road, Dar es Salaam, Tanzania 3.7 3.7
3.3
783.8 766.2
749.2
Total freehold and leasehold land and buildings 831.4 848.8
928.9
Debt is collateralised over leasehold land and buildings and the fair value of the lease liability is R911.5 million
(2005: R956.8 million; 2004: R955.4 million).
A register with details of the cost price and date of acquisition of all land and buildings is available for inspection at the registered office.
Land and buildings in which the Group occupies more than 25% of the floor space or when the primary purpose is the service and connection of Vodacom customers, are classified as property, plant and equipment.
The Group adopted the revised IAS 16: Property, Plant and Equipment on April 1, 2005. The total adjustment was processed in the current year with the reversal in depreciation resulting in certain asset categories having negative depreciation charges in the current year. Refer Note 23.
During the current financial year, the Group reclassified Portion 791 of the farm Randjesfontein, No. 405, Gauteng
Province, RSA, from investment property to property, plant and equipment. The property’s primary purpose was deemed to have always been for the service and connection of Vodacom customers and not for capital appreciation or rental income.
The restatement was processed retrospectively. Refer to Note 9 for information on investment properties.

8.
PROPERTY, PLANT AND EQUIPMENT (continued)
In the 2006 financial year asset category transfers include transfers from software included in intangible assets to property, plant and equipment in Note 10 of R29.6 million. Refer to Note 23 for more information about the restatements relating to investment property and software.
The estimated useful lives of depreciable property, plant and equipment are as follows:
General purpose buildings 50 years
Special purpose buildings 15 years
Infrastructure
– Radio
1 – 10 years
– Intelligent Networks 5 – 8 years
– Switching 5 – 10 years
– Transmission 8 years
– Billing 5 – 6 years
– Value-added services equipment 3 – 8 years
Community services
– Containers
2 – 10 years
– Cellular equipment 2 years
Information services 3 – 5 years
SIM centre 3 – 8 years
Office automation 3 – 5 years
Other assets
– Motor vehicles
4 years
– Furniture and fittings 5 years
– Office equipment 4 years
2004 2005
2006
Rm Rm
Rm
9.
INVESTMENT PROPERTIES
Reconciliation
Opening balance
– 9.9
–
Transfer to property, plant and equipment (Note 8) – (9.9)
–
Business combination 9.9 –
–
Closing balance 9.9 –
–
Cost Accumulated Net book
depreciation value
Rm Rm Rm
2004
Stands 13 and 14 Dunkeld West, RSA (Note 9.1)
9.9 – 9.9
9.1
Stands 13 and 14 Dunkeld West, RSA
The Group acquired these properties recorded at R9.9 million on March 1, 2004 through its equity investment in
Smartphone SP (Proprietary) Limited.
During the March 31, 2005 financial year the properties were transferred to property, plant and equipment as the majority of the premises were no longer being leased to third parties.
9.2
Other
Refer Note 8 for information regarding the investment property reclassification to property, plant and equipment during the current financial year.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

10.
INTANGIBLE ASSETS
2004
Goodwill
855.7 (511.4) 344.3
Licences 262.0 (80.4) 181.6
Trademarks 209.7 (36.2) 173.5
Customer bases 724.3 (421.0) 303.3
Computer software * * *
2,051.7 (1,049.0) 1,002.7
2005
Goodwill
932.1 (518.6) 413.5
Licences 338.0 (211.4) 126.6
Trademarks 209.7 (78.8) 130.9
Customer bases 863.2 (593.4) 269.8
Computer software 2,123.3 (1,419.8) 703.5
4,466.3 (2,822.0) 1,644.3
2006
Goodwill
1,002.0
(518.1)
483.9
Licences
306.3
(186.6)
119.7
Trademarks
390.4
(132.5)
257.9
Customer bases
863.2
(700.3)
162.9
Computer software
2,375.6
(1,445.1)
930.5
4,937.5
(2,982.6)
1,954.9
* Refer Note 10 regarding information on the software reclassification.
Cost Accumulated Net book
amortisation value
and impairment
Rm Rm Rm

Goodwill Licences Trademarks Customer Computer Total
bases software
Rm Rm Rm Rm Rm Rm
10.
INTANGIBLE ASSETS (continued)
Reconciliation 2004
Opening balance
230.9 117.0 22.6 165.0 – 535.5
Additions – 114.1 – 7.0 – 121.1
Foreign currency translation (17.0) (34.7) – – – (51.7)
Amortisation (93.6) (14.8) (7.3) (99.1) – (214.8)
Business combinations 224.0 – 158.2 230.4 – 612.6
Closing balance 344.3 181.6 173.5 303.3 – 1,002.7
Reconciliation 2005
Opening balance
344.3 181.6 173.5 303.3 – 1,002.7
Transfer from property, plant
and equipment (Note 8)
– – – – 695.6 695.6
Additions – – – – 205.4 205.4
Acquired from the minorities of
Vodacom Congo (RDC) s.p.r.l.
(Note 30)
51.3 50.6 – – – 101.9
Foreign currency translation (0.8) 9.0 – – – 8.2
Amortisation – (17.1) (42.6) (172.4) (197.5) (429.6)
Business combinations 18.7 – – 138.9 – 157.6
Impairments (Note 3) – (97.5) – – – (97.5)
Closing balance 413.5 126.6 130.9 269.8 703.5 1,644.3
Reconciliation 2006
Opening balance
413.5
126.6
130.9
269.8
703.5
1,644.3
Additions
–
3.3
–
–
438.8
442.1
Contingent purchase consideration
(Note 29.1)
36.2
–
–
–
–
36.2
Transfer to property, plant
and equipment (Note 8)
–
–
–
–
(29.6)
(29.6)
Disposals
–
–
–
–
(1.6)
(1.6)
Foreign currency translation
(1.4)
(1.7)
–
–
(4.0)
(7.1)
Amortisation
–
(8.5)
(52.3)
(106.9)
(176.5)
(344.2)
Business combinations
35.6
–
179.3
–
–
214.9
Impairments (Note 3)
–
–
–
–
(0.1)
(0.1)
Closing balance
483.9
119.7
257.9
162.9
930.5
1,954.9
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

10.
INTANGIBLE ASSETS (continued)
Software that does not form an integral part of hardware was previously included in property, plant and equipment. The Group reclassified this software to intangible assets under the requirements of IAS 38: Intangible Assets during the 2006 financial year when the Group adopted the revised IAS 16: Property, Plant and Equipment. The reclassification was done retrospectively from
April 1, 2004. The composition of the 2004 amounts has not been restated by the Group, after making every reasonable effort to determine these amounts. Also refer Note 23 regarding change in accounting policies, reclassifications and restatements.
The estimated useful lives of intangible assets are currently as follows:
– Mobile licences
5 – 30 years
– Contract mobile customers 5 years
– Prepaid mobile customers 36 – 43 months
– Trademarks 5 – 15 years
– Computer software 2 – 8 years
2004 2004 2004 2005 2005 2005
Short-term Long-term Total Short-term Long-term Total
portion portion portion portion
Rm Rm Rm Rm Rm Rm
11.
FINANCIAL ASSETS
Loans and receivables (Note 11.1)
229.2 94.0 323.2 – 93.3 93.3
Investments at fair value through
profit and loss (Note 11.2)
70.8 9.3 80.1 101.1 – 101.1
Available-for-sale investments
(Note 11.3)
16.5 119.1 135.6 16.8 – 16.8
Derivative financial assets
(Note 11.4)
37.8 – 37.8 69.2 – 69.2
354.3 222.4 576.7 187.1 93.3 280.4
2006
2006
2006
Short-term
Long-term
Total
portion
portion
Rm
Rm
Rm
Loans and receivables (Note 11.1)
–
92.1
92.1
Investments at fair value through profit and loss (Note 11.2)
111.7
–
111.7
Derivative financial assets (Note 11.4)
37.6
–
37.6
149.3
92.1
241.4

2004 2005
2006
Rm Rm
Rm
11.
FINANCIAL ASSETS (continued)
11.1      Loans and receivables
Planetel Communications Limited 43.0 42.7
42.1
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
All the shareholders subordinated their loans to Vodacom Tanzania Limited for the duration of the project finance funding (Note 19).
Caspian Construction Company Limited 51.0 50.6
50.0
The loan with a nominal value of US$8.1 million issued during the
2003 year, bears interest at LIBOR plus 5%. Caspian Construction
Company Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited.
The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom
Tanzania Limited. All the shareholders subordinated their loans to
Vodacom Tanzania Limited for the duration of the project finance funding (Note 19).
ABSA Bank Limited 78.3 –
–
The Group’s share of Vodacom Congo (RDC) s.p.r.l.’s deposit account amounted to 10.1 million at March 31, 2004, which was charged as security for the extended credit facility of Vodacom Congo (RDC) s.p.r.l.
The deposit bore interest at EURIBOR less 0.2%. The deposit was refunded when the facility was replaced by a medium-term loan from Standard Bank
London and RMB International (Dublin) Limited on July 30, 2004 (Note 19).
Vodacom Congo (RDC) s.p.r.l. 150.9 –
–
The joint venture partner’s share of the loan issued by Vodacom
International Limited to Vodacom Congo (RDC) s.p.r.l. amounted to
US$23.9 million at March 31, 2004. The loan bore interest at LIBOR plus 6.5%. With effect from April 1, 2004 the Group’s effective control over the company changed resulting in Vodacom Congo (RDC) s.p.r.l.
being accounted for as a subsidiary from this date.
323.2 93.3
92.1
Less: Short-term portion of loans and receivables
ABSA Bank Limited (78.3) –
–
Vodacom Congo (RDC) s.p.r.l. (150.9) –
–
Short-term portion of loans and receivables (229.2) –
–
Long-term portion of loans and receivables 94.0 93.3
92.1
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

2004
Details of the maturity periods and interest rates of the money market investments at year-end are as follows:
0 – 6 months 7.2 – 12.1 70.8
Over 12 months 8.1 – 8.8 9.3
80.1
Less: Short-term portion of investments held for trading
(70.8)
Long-term portion of investments held for trading 9.3
2005
Details of the maturity periods and interest rates of the money market investments at year-end are as follows:
0 – 12 months 7.3 – 8.5 101.1
Less: Short-term portion of investments held for trading
(101.1)
Long-term portion of investments held for trading –
2006
Details of the maturity periods and interest rates of the money market investments at year-end are as follows:
0 – 12 months 5.6 – 7.3
111.7
Less: Short-term portion of investments held for trading
(111.7)
Long-term portion of investments held for trading
–
11.
FINANCIAL ASSETS (continued)
11.2      Investments at fair value through profit and loss
11.2.1   Investments held for trading
Maturity period Interest rate Market value
(%) Rm

2004 2005
2006
Rm Rm
Rm
11.
FINANCIAL ASSETS (continued)
11.3     Available-for-sale investments
Listed investment – SAGE shares 16.5 16.8
–
9 090 909 ordinary shares of R0.01 each.
Unlisted preference shares in Vodacom Congo (RDC) s.p.r.l. 119.1 –
–
18 860 100 preference shares of US$1.0 each totalling
US$18.9 million at March 31, 2004. The preference shares bore interest at a rate of 4% per annum and are redeemable, but only after the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding. With effect from April 1, 2004 the Group’s control over the company changed resulting in
Vodacom Congo (RDC) s.p.r.l. being accounted for as a
subsidiary from this date.
135.6 16.8
–
Short-term portion of available-for-sale
Listed investment – SAGE shares (16.5) (16.8)
–
Short-term portion of available-for-sale (16.5) (16.8)
–
Long-term portion of available-for-sale 119.1 –
–
11.4     Derivative financial assets
Interest rate swap asset (Note 39) 35.9 44.2
37.6
Foreign currency derivative asset (Note 39) 1.9 25.0
–
37.8 69.2
37.6
2007 2008 2009 2010 2011 2012 Total
onwards
Rm Rm Rm Rm Rm Rm Rm
11.5     Maturity of
financial assets
Loans and receivables
– – – – – 92.1 92.1
Investments at fair value
through profit and loss
111.7 – – – – – 111.7
Derivative financial assets 37.6 – – – – – 37.6
149.3 – – – – 92.1 241.4
The fair value of the Group’s investments is R241.4 million (2005: R280.4 million; 2004: R576.7 million).
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

12.
DEFERRED TAXATION
Deferred taxation assets
277.8 308.1
297.6
Deferred taxation liabilities (410.1) (472.1)
(602.3)
(132.3) (164.0)
(304.7)
12.1      Components
Capital allowances (959.6) (1,086.6)
(1,243.6)
Foreign equity revaluation reserve 12.0 12.0
12.0
Remeasurement of shareholder loans liability (33.0) (21.7)
(19.5)
Remeasurement of shareholder loans asset 42.1 36.4
32.5
Taxation losses 323.5 278.8
223.1
Provisions and deferred income 861.5 634.1
797.2
Prepayments and other allowances (255.8) (24.2)
10.8
Customer base (88.9) (77.0)
(46.7)
Trademark and patent (46.5) (33.4)
(56.4)
Fair value adjustment of property (2.2) (2.2)
(2.0)
Foreign exchange 22.2 88.9
(22.3)
Secondary taxation on companies credits – 3.8
3.8
Other (7.6) 27.1
6.4
(132.3) (164.0)
(304.7)
12.2     Reconciliation
Balance at the beginning of the year (265.5) (132.3)
(164.0)
Deferred taxation – Income statement (expense)/income (Note 8) 248.5 (88.0)
(115.1)
Foreign equity revaluation reserve 10.9 –
–
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l. – 96.3
–
Business combinations
Acquisition of customer base (69.1) (41.7)
–
Acquisition of trademark and patents (47.5) –
(35.8)
Acquisition of subsidiary – 1.7
–
Fair value adjustment of property (2.2) –
–
Foreign exchange differences on consolidation of foreign subsidiaries (7.4) –
10.2
Balance at the end of the year (132.3) (164.0)
(304.7)
Provision for taxation, which could arise if undistributed retained profit of certain subsidiaries is remitted, is only made where a decision has been taken to remit such retained profits. The Group did not provide for secondary taxation on companies (“STC”) on its undistributable earnings which is payable when it declares dividends to its shareholders, as the taxation will only be payable once the dividends are declared.
2004 2005
2006
Rm Rm
Rm

2004 2005
2006
Rm Rm
Rm
12.
DEFERRED TAXATION (continued)
12.3     Utilisation of taxation losses
Opening taxation loss 1,119.3 1,187.1
1,194.8
Foreign exchange movement on opening taxation loss (231.6) (8.1)
(142.3)
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l. – 158.0
–
Prior year over/(under) statement (134.5) 72.9
24.3
Current year taxation loss created/(utilised) 433.9 (215.1)
461.9
Closing taxation loss 1,187.1 1,194.8
1,538.7
Utilised to reduce net deferred taxation liability (1,022.1) (839.6)
(662.3)
Deferred taxation at 40% (165.6) (268.7)
(244.1)
Deferred taxation at 35% (6.6) –
–
Deferred taxation at 30% (849.9) (570.9)
(418.2)
Taxation losses available to reduce deferred taxation 165.0 355.2
876.4
There are unused taxation losses to the value of R876.4 million (2005: R355.2 million; 2004: R165.0 million) available to reduce the net deferred taxation liability. The effect of this would be a R279.4 million (2005: R109.3 million;
2004: R24.8 million) reduction in the net deferred taxation liability for the year to R25.3 million (2005: R54.7 million;
2004: R107.5 million). During 2003 uncertainty existed as to whether the accumulated losses incurred by Vodacom
Congo (RDC) s.p.r.l. during their taxation holiday period will be available to reduce future taxable profits after expiry of the taxation holiday period, and therefore no deferred taxation asset was raised. During the 2004 financial year it was confirmed by the local taxation authority that the accumulated taxation losses will still be available after expiry of the taxation holiday, resulting in the accumulated taxation asset being recognised. Vodacom Congo (RDC) s.p.r.l. has recorded a deferred taxation asset as the company is generating taxable income. The Group has performed a detailed calculation of future taxable income to support the recognition of the deferred taxation asset.
The growth of the Group following its geographical expansion into other African countries over the past few years has made the estimation and judgement more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependant on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates. Issues can, and therefore often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period results from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and taxation payments.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

13.
INVENTORY
Merchandise
260.4 438.4
397.5
Other inventory 28.1 41.1
56.8
288.5 479.5
454.3
Inventory carried at net realisable value 202.7 289.8
215.1
13.1     Inventory valuation allowance included above
Balance at the beginning of the year (48.3) (78.9)
(62.8)
Foreign exchange movement on opening balance 0.3 –
0.7
(Charged to)/Reversed from costs and expenses (30.9) 17.5
(15.9)
Business combinations – (1.4)
–
Balance at the end of the year (78.9) (62.8)
(78.0)
14.
TRADE AND OTHER RECEIVABLES
Trade receivables
3,072.4 3,316.5
4,097.2
Prepayments 240.6 185.3
205.2
Value added taxation 58.5 69.0
88.1
Interest income receivable 18.9 35.7
41.5
Guarantee fees receivable 13.1 –
–
Finance leases – –
13.1
Other 46.5 14.9
42.0
3,450.0 3,621.4
4,487.1
14.1     Doubtful receivable allowance included above
Balance at the beginning of the year (82.6) (75.6)
(94.0)
Foreign exchange movement on opening balance 6.2 (0.2)
2.9
Reversed from/(Charged to) costs and expenses 0.8 (11.3)
6.0
Business combinations – (6.9)
–
Balance at the end of the year (75.6) (94.0)
(85.1)
Within Between After Total
one year two and five years
five years
Rm Rm Rm Rm
14.2     Finance leases
Staff benefits 7.5 2.9 – 10.4
Computers 5.6 3.3 – 8.9
13.1 6.2 – 19.3
2004 2005
2006
Rm Rm
Rm

14.
TRADE AND OTHER RECEIVABLES (continued)
14.2     Finance leases (continued)
The Group provides motor vehicles to certain of its executives for their use. These executives may retain these assets at the end of the lease period, normally between three and four years. In terms of IAS 19: Employee benefits, these arrangements are regarded as finance leases and the cost of the assets are capitalised as finance lease receivables and amortised on a straight-line basis over the period of the use agreement to employee cost. The implicit interest rate is zero. The Group reclassified these assets from property, plant and equipment in terms of IFRIC 4: Determining whether an arrangement contains a lease. Prior years have not been restated due to amounts being insignificant.
The Group provides laptop or desktop computers to certain subscribers who enter into contract agreements. The customer retain these computers at the end of the contract period. In terms of IAS 17: Leases, these arrangements are regarded as finance leases and accounted for, using the effective interest rate method.
The long-term portion of R6.2 million is reflected as part of lease assets on the face of the consolidated balance sheet.
2004 2005
2006
R R
R
15.
ORDINARY SHARE CAPITAL
Authorised
100,000 ordinary shares of 1 cent each 1,000 1,000
1,000
Issued
10,000 ordinary shares of 1 cent each 100 100
100
Unissued share capital is not under the control of the Board of Directors.
2004 2005
2006
Rm Rm
Rm
16.
NON-DISTRIBUTABLE RESERVES
Foreign currency translation reserve (Note 16.1)
(347.2) (321.5)
(203.8)
Deferred taxation on foreign currency translation reserve (Note 16.1) 12.0 12.0
12.0
Contingency reserve (Note 16.2) 10.3 11.3
13.5
Revaluation of available-for-sale investments (Note 16.3) – 0.2
–
(324.9) (298.0)
(178.3)
Reconciliation
Balance at the beginning of the year
(141.0) (324.9)
(298.0)
Foreign currency translation reserve (183.1) 25.7
117.7
Acquisition of Vodacom Congo (RDC) s.p.r.l. (Note 30) – 82.1
–
Foreign currency translation for the year (194.0) (56.4)
117.7
Deferred taxation for the year 10.9 –
–
Other non-distributable reserves
Transferred from distributable reserves – contingency reserve (0.8) 1.0
2.2
Revaluation of available-for-sale investments – 0.2
(0.2)
Balance at the end of the year (324.9) (298.0)
(178.3)
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

16.
NON-DISTRIBUTABLE RESERVES (continued)
16.1      Foreign currency translation reserve and deferred taxation
The financial results of foreign operations are translated into South African Rands for incorporation into the consolidated results. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash flow items are translated at the actual foreign exchange rate or average foreign exchange rates for the period.
All resulting unrealised foreign exchange differences are classified as equity.
This reserve also includes gains and losses on the translation of equity loans to foreign entities that are intended to be permanent and only if the loans are denominated in one of the entities’ functional currencies.
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
16.3     Revaluation of available-for-sale investments
Gains and losses from changes in the fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of (Note 11.3).
2004 2005
2006
Rm Rm
Rm
17.
MINORITY INTERESTS
Distributable reserves
150.7 187.8
358.1
Non-distributable reserves (57.7) (59.1)
(74.8)
93.0 128.7
283.3
Reconciliation
Balance at the beginning of the year
88.0 93.0
128.7
Profit transferred from distributable reserves 26.2 30.8
116.7
Foreign currency translation reserve (21.2) (1.5)
(15.6)
Revaluation of available-for-sale investments – 0.1
(0.1)
Acquisition of subsidiary – 10.1
46.5
Minority shares of VM, S.A.R.L. – –
8.0
Dividend – (3.8)
(0.9)
Balance at the end of the year 93.0 128.7
283.3

2004 2005
2006
Rm Rm
Rm
18.
STATEMENT OF RECOGNISED INCOME AND EXPENSES
(Loss)/Gain on revaluation of available-for-sale investment
– 0.3
(0.3)
Foreign currency translation reserve (215.2) (57.9)
102.1
Tax on items taken directly to equity 10.9 –
–
Net profit/(loss) recognised directly in equity
(204.3) (57.6)
101.8
Net profit for the year 3,052.3 3,886.3
5,129.0
Total recognised income and expense for the year
2,848.0 3,828.7
5,230.8
Attributable to:
Equity shareholders
2,843.0 3,799.3
5,129.8
Minority interests 5.0 29.4
101.0
2004 2004 2004 2005 2005 2005
Short-term Long-term Total Short-term Long-term Total
portion portion portion portion
Rm Rm Rm Rm Rm Rm
19.
INTEREST-BEARING DEBT
Finance leases (Note 19.1)
29.0 856.7 885.7 50.5 807.2 857.7
Funding loans (Note 19.2) 807.7 359.9 1,167.6 323.7 1,406.3 1,730.0
Other short-term loans (Note 19.3) 3.2 – 3.2 7.4 – 7.4
839.9 1,216.6 2,056.5 381.6 2,213.5 2,595.1
2006
2006
2006
Short-term
Long-term
Total
portion
portion
Rm
Rm
Rm
Finance leases (Note 19.1)
79.2
728.3
807.5
Funding loans (Note 19.2)
1,527.3
90.9
1,618.2
Other short-term loans (Note 19.3)
39.0
–
39.0
1,645.5
819.2
2,464.7
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

19.
INTEREST-BEARING DEBT (continued)
19.1      Finance leases
Vodacom (Proprietary) Limited 596.4 574.9
537.7
The finance leases are collateralised by various land
and buildings with a book value of R489.1 million
(2005: R500.1 million; 2004: R512.1 million), bearing
interest at fixed effective interest rates of between 12.1% and
16.9% per annum and are repayable between 2 and 7 years.
Vodacom Service Provider Company (Proprietary) Limited 289.3 282.8
269.8
The finance lease is collateralised by land and buildings with a book value of R256.8 million (2005: R262.4 million;
2004: R268.0 million), and bearing interest at a fixed
effective interest rate of 14.8% per annum. Payments
are made every six months in arrears and commenced
on March 1, 2002. The finance lease expires
on September 1, 2011.
885.7 857.7
807.5
Less: Short-term portion of finance leases
Vodacom (Proprietary) Limited (22.5) (37.6)
(58.3)
Vodacom Service Provider Company (Proprietary) Limited (6.5) (12.9)
(20.9)
Short-term portion of finance leases (29.0) (50.5)
(79.2)
Long-term portion of finance leases 856.7 807.2
728.3
The fair value of the Group’s finance lease liability is R911.5 million (2005: R956.8 million; 2004: R955.4 million).
Repayment of finance leases:
2007 2008 2009 2010 2011 2012 Total
onwards
Rm Rm Rm Rm Rm Rm Rm
Future minimum
lease payments
190.7 211.7 269.2 153.6 200.6 180.4 1,206.2
Finance costs (111.5) (98.2) (77.0) (55.0) (38.9) (18.1) (398.7)
Net present value 79.2 113.5 192.2 98.6 161.7 162.3 807.5
2004 2005
2006
Rm Rm
Rm

2004 2005
2006
Rm Rm
Rm
19.
INTEREST-BEARING DEBT (continued)
19.2     Funding loans
Planetel Communications Limited 35.4 38.5
41.6
The shareholder loan of US$8.4 million (2005: US$8.4 million;
2004: US$8.4 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited,
bears no interest from April 1, 2002 and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non interest-
bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 11) during the 2003
financial year. The gain on re-measurement was included
in equity.
Caspian Construction Company Limited 42.1 45.7
49.3
The shareholder loan of US$10.0 million (2005: US$10.0 million;
2004: US$10.0 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited,
bears no interest from April 1, 2002 and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. This loan became non interest-
bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 11) during the 2003
financial year. The gain on remeasurement was included
in equity.
Project finance funding to Vodacom Tanzania Limited 348.7 285.1
184.0
The drawn down portions of the project finance funding
from external parties include the following:
(a) Netherlands Development Finance Company of
US$7.6 million (2005: US$10.1 million;
2004: US$11.3 million);
(b) Deutsche Investitions- und Entwicklungsgesellschaft mbH
of €7.8 million (2005: €10.4 million; 2004:€11.5 million);
(c) Standard Corporate and Merchant Bank of US$8.0 million
(2005: US$12.0 million; 2004: US$16.0 million);
(d) Barclays Bank (Local Syndicate Tanzania) of
TSH5,703.8 million (2005: TSH10,968.8 million;
2004: TSH15,356.3 million).
The funding is collateralised by a charge over 51% of the shares, the licence and Vodacom Tanzania Limited’s tangible and
intangible assets. The loans bear interest based upon the foreign currency denomination of the project financing between 6.0%
and 14.5% per annum and will be fully repaid by March 2008.
The full amount of R184.0 million has been classified as current liabilities due to the Group not having an unconditional right to defer its settlement for at least 12 months after the balance sheet date.
Balance carried forward 426.2 369.3
274.9
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

19.
INTEREST-BEARING DEBT (continued)
19.2     Funding loans (continued)
Balance brought forward 426.2 369.3
274.9
Extended credit facility to Vodacom Congo (RDC) s.p.r.l. 310.1 –
–
The Group’s share of Vodacom Congo (RDC) s.p.r.l.’s extended credit facility amounted to €38.8 million at March 31, 2004
which was partially collateralised by guarantees (Note 41) and a cash deposit (Note 11), and bore interest at a rate of between
EURIBOR plus 1.5% and EURIBOR plus 1.75%. The facility was
replaced by a medium-term loan from Standard Bank London
Limited and RMB International (Dublin) Limited on July 30, 2004.
Revolving credit facilities to Vodacom Congo (RDC) s.p.r.l. 312.2 –
–
The Group’s share of the short-term revolving credit facility provided by ABSA amounted to US$16.3 million at
March 31, 2004. The credit facility was collateralised
by guarantees (Note 41) provided by the Group, which
bore interest at an effective interest rate of LIBOR plus 1.5%.
The facility was replaced by a medium-term loan from Standard
Bank London Limited and RMB International (Dublin) Limited
on July 30, 2004.
The Group’s share of the short-term Euro revolving credit facility provided by Standard Finance (Isle of Man) Limited amounted
to €11.5 million at March 31, 2004. The credit facility was
collateralised by guarantees (Note 41) provided by the Group and bore interest at an effective interest rate of EURIBOR
plus 1.5%. The facility was replaced by a medium-term loan
from Standard Bank London Limited and RMB International
(Dublin) Limited on July 30, 2004.
The Group’s share of the short-term Dollar revolving credit
facility provided by Standard Finance (Isle of Man) Limited
amounted to US$19.1 million at March 31, 2004. The credit
facility was collateralised by guarantees (Note 41) provided by the Group and bore interest at an effective interest rate of LIBOR plus 1.5%. The facility was replaced by a medium-term loan from Standard Bank London Limited and RMB International
(Dublin) Limited on July 30, 2004.
Medium-term loan to Vodacom International Limited – 1,128.8
1,114.4
The medium-term loan provided by Standard Bank London Limited and RMB International (Dublin) Limited that amounts to
US$180.0 million (2005: US$180.0 million) is collateralised
by guarantees provided by the Group. The loan is repayable
on July 19, 2006 and bears interest at an effective interest rate of LIBOR plus 0.6%.
Balance carried forward 1,048.5 1,498.1
1,389.3

2004 2005
2006
Rm Rm
Rm

2004 2005
2006
Rm Rm
Rm
19.
INTEREST-BEARING DEBT (continued)
19.2     Funding loans (continued)
Balance brought forward 1,048.5 1,498.1
1,389.3
Preference shares issued by Vodacom Congo (RDC) s.p.r.l. 119.1 231.9
228.9
The preference shares of US$37.0 million (2005: US$37.0 million;
2004: US$18.9 million) bear interest at a rate of 4% per annum.
The preference shares are redeemable, but only after the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to
their shareholding.
1,167.6 1,730.0
1,618.2
Less: Short-term portion of funding loans
Project finance funding to Vodacom Tanzania Limited (66.3) (91.8)
(184.0)
Extended credit facility to Vodacom Congo (RDC) s.p.r.l. (310.1) –
–
Revolving credit facilities to Vodacom Congo (RDC) s.p.r.l. (312.2) –
–
Medium-term loan to Vodacom International Limited – –
(1,114.4)
Preference shares issued by Vodacom Congo (RDC) s.p.r.l. (119.1) (231.9)
(228.9)
Short-term portion of funding loans (807.7) (323.7)
(1,527.3)
Long-term portion of funding loans 359.9 1,406.3
90.9
The fair value of the Group’s funding loan liability is R1,618.2 million
(2005: R1,730.0 million; 2004: R1,167.6 million).
19.3     Other short-term loans
Vodacom Congo (RDC) s.p.r.l. 3.2 6.3
37.1
The short-term facilities amounts to US$6.0 million
(2005: US$1.0 million; 2004: US$0.5 million). US$1.0 million of these facilities bears interest at 18% per annum with no fixed repayment terms. US$5.0 million of these facilities is repayable on May 20, 2006 and bears interest at LIBOR plus 6% per annum.
Other – 1.1
1.9
3.2 7.4
39.0
The fair value of the Group’s short-term loans is R39.0 million
(2005: R7.4 million; 2004: R3.2 million).
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

Finance leases
Vodacom (Proprietary) Limited
58.3 82.9 149.6 41.5 86.9 118.5 537.7
Vodacom Service Provider Company
(Proprietary) Limited
20.9 30.6 42.6 57.1 74.8 43.8 269.8
Funding loans
Planetel Communications Limited
– – – – – 41.6 41.6
Caspian Construction Company Limited – – – – – 49.3 49.3
Project finance funding to
Vodacom Tanzania Limited
184.0 – – – – – 184.0
Medium-term loan to
Vodacom International Limited
1,114.4 – – – – –   1,114.4
Preference shares issued by
Vodacom Congo (RDC) s.p.r.l.
228.9 – – – – – 228.9
Other short-term loans
39.0 – – – – – 39.0
1,645.5 113.5 192.2 98.6 161.7 253.2     2,464.7
2004 2005
2006
Rm Rm
Rm
20.
TRADE AND OTHER PAYABLES
Trade payables
2,900.9 3,466.8
3,315.4
Capital expenditure creditors 774.4 1,089.9
1,478.7
Value added taxation 101.6 91.6
100.3
Sundry accruals 43.0 75.4
89.4
Revenue charged in advance 28.0 67.2
64.2
Interest accrual 14.2 39.9
56.7
3,862.1 4,830.8
5,104.7
19.
INTEREST-BEARING DEBT (continued)
19.4     Repayment of interest-bearing debt
2007 2008 2009 2010 2011 2012 Total
onwards
Rm Rm Rm Rm Rm Rm Rm

2004 2005
2006
Rm Rm
Rm
21.
NON INTEREST-BEARING DEBT
Sekhametsi Investment Consortium
4.3 4.3
4.3
The minority shareholders’ loan is uncollateralised and
no repayment terms have been determined.
4.3 4.3
4.3
The fair value of the Group’s non interest-bearing debt liabilities could not be readily determined.
22.
PROVISIONS
Deferred bonus incentive provision (Note 22.1)
359.5 423.9
452.4
Bonus provision (Note 22.2) 149.1 203.1
279.8
Leave pay provision (Note 22.3) 53.9 58.3
70.8
Warranty provision (Note 22.4) 34.3 28.2
32.8
Long-term incentive provision (Note 22.5) – –
122.1
Other (Note 22.6) 55.3 65.9
37.4
652.1 779.4
995.3
Deferred Bonus Leave pay Warranty Long-term Other
bonus provision provision provision incentive
incentive provision
provision
Rm Rm Rm Rm Rm Rm
Reconciliation 2004
Balance at the beginning
of the year
231.7 128.8 52.4 9.5 – 58.3
Provision created 169.5 165.7 10.1 28.9 – 67.5
Provision utilised (41.7) (145.4) (8.6) (4.1) – (70.5)
Balance at the end of the year 359.5 149.1 53.9 34.3 – 55.3
Reconciliation 2005
Balance at the beginning
of the year
359.5 149.1 53.9 34.3 – 55.3
Provision created 207.1 240.0 15.7 11.3 – 65.5
Provision utilised (142.7) (186.0) (11.3) (17.4) – (54.9)
Balance at the end of the year 423.9 203.1 58.3 28.2 – 65.9
Reconciliation 2006
Balance at the beginning
of the year
423.9
203.1
58.3
28.2
–
65.9
Provision created
188.0
321.1
25.1
38.5
139.0
25.3
Provision utilised
(159.5)
(244.4)
(12.6)
(33.9)
(16.9)
(53.8)
Balance at the end of the year
452.4
279.8
70.8
32.8
122.1
37.4
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

22.
PROVISIONS (continued)
Timing of provisions
Within one year
473.7 595.0
623.0
After one year 178.4 184.4
372.3
652.1 779.4
995.3
Provisions are required to be recorded when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation.
Best estimates, being the amount that the Group would rationally pay to settle the obligation, are recognised as provisions at balance sheet date. Risks, uncertainties and future events are taken into account by management in determining the best estimates. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgement. All provisions are reviewed at each balance sheet date.
Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that result in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down.
The Group is required to record provisions for legal contingencies when the contingency is probable of occurring and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.
22.1     Deferred bonus incentive provision
The deferred bonus incentive provision represents the present value of the expected future cash outflows of the entitlement value at the balance sheet date less the value at which the entitlements were issued, multiplied by the number of entitlements allocated to a participant.
The value of the bonus entitlements are determined based upon the audited consolidated annual financial statements of the
Group. Periodically, a number of entitlements are issued to employees, the value of which depends on the seniority of the employee. The participating rights of employees vest at different stages and employees are entitled to cash in their entitlements within one year after the participating rights have vested. The provision is utilised when eligible employees receive the value of vested entitlements.
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
2004 2005
2006
Rm Rm
Rm

22.
PROVISIONS (continued)
22.5     Long-term incentive provision
The long-term incentive provision represents the present value of the expected future cash outflows to eligible employees who qualify. The amount of the liability is based on an actuarial valuation. The provision is utilised when eligible employees receive the value of vested benefits.
2004 2005
2006
Rm Rm
Rm
Net liability at the beginning of the year – –
–
Interest cost – –
6.5
Current service cost – –
9.1
Recognised actuarial losses – –
123.4
Net cost – –
139.0
Total benefit payments – –
(16.9)
Net liability at the end of the year – –
122.1
Key assumptions:
General inflation rate (%)
– –
4.7
Discount rate (%) – –
7.4
Salary inflation (%) – –
5.7
Valuation date – –
March 31,
2006
22.6     Other
Other provisions for the Group include provisions for advertising received from suppliers of handsets and various other smaller provisions. The advertising provision represents the advertising expenditure not yet spent or claimed by the Group or external service providers.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

23.
CHANGE IN ACCOUNTING POLICIES, RECLASSIFICATIONS AND RESTATEMENTS
Balance as Operating Investment Interest Software Balance as
previously leases property rate reclassifi- restated
reported swap cation
Rm Rm Rm Rm Rm Rm
Reconciliation 2004
Income statement
Direct network operating cost
12,430.1 5.0 – – – 12,435.1
General administration expenses 682.3 4.9 – – – 687.2
Taxation 1,725.0 (3.0) – – – 1,722.0
Net profit (Profit after taxation) (3,059.2) 6.9 – – – (3,052.3)
Retained earnings
(Opening balance)
(6,962.8) 53.6 – – – (6,909.2)
Balance sheet
Non-current assets
Property, plant and equipment
10,858.6 – 53.9 – – 10,912.5
Investment properties 63.8 – (53.9) – – 9.9
Financial assets 258.3 – – (35.9) – 222.4
Lease assets – 22.2 – – – 22.2
Current assets
Short-term financial assets
318.4 – – 35.9 – 354.3
Equity
Retained earnings
(7,896.6) 60.5 – – – (7,836.1)
Non-current liabilities
Deferred taxation
(436.0) 25.9 – – – (410.1)
Operating lease liabilities – (108.6) – – – (108.6)
Reconciliation 2005
Income statement
Direct network operating cost
14,614.1 3.7 – – – 14,617.8
Depreciation 2,611.1 – – – (197.5) 2,413.6
General administration expenses 747.9 3.4 – – – 751.3
Amortisation of intangible assets 232.1 – – – 197.5 429.6
Taxation 2,614.2 (1.2) – – – 2,613.0
Net profit (Profit after taxation) (3,892.2) 5.9 – – – (3,886.3)
Retained earnings
(Opening balance)
(7,896.6) 60.5 – – – (7,836.1)
Balance sheet
Non-current assets
Property, plant and equipment
12,230.7 – 49.7 – (703.5) 11,576.9
Investment properties 49.7 – (49.7) – – –
Intangible assets 940.8 – – – 703.5 1,644.3
Financial assets 137.5 – – (44.2) – 93.3
Lease assets – 28.9 – – – 28.9
Current assets
Short-term financial assets
142.9 – – 44.2 – 187.1
Equity
Retained earnings
(8,123.6) 66.4 – – – (8,057.2)
Non-current liabilities
Deferred taxation
(499.2) 27.1 – – – (472.1)
Operating lease liabilities – (122.4) – – – (122.4)

23.
CHANGE IN ACCOUNTING POLICIES, RECLASSIFICATIONS AND RESTATEMENTS (continued)
The Group changed some of its accounting policies as a result of the adoption of the following revised standards:
•    IAS 16 (revised): Property, Plant and Equipment (“IAS 16”)
•    IAS 17 (revised): Leases (“IAS 17”)
The tables above reflect the changes that were made to the 2005 and 2004 years as a result of certain restatements and balance sheet reclassifications.
Change in accounting policies
23.1
Property, plant and equipment
The Group adopted IAS 16 on April 1, 2005. Each significant component included in an item of property, plant and equipment is now separately recorded and depreciated. Useful lives and residual values are now reviewed on an annual basis. The impact of the adoption is not material and therefore has no impact on prior year numbers.
23.2
Leases
The Group adopted IAS 17 on April 1, 2005. A lease of land and buildings is classified by considering the land and buildings elements separately. Minimum lease payments are allocated between the land and buildings elements in proportion to the relative fair values of the leasehold interest in the land and buildings elements of the lease. With regards to finance leases, initial direct costs are added to the amount recognised as an asset. The adoption does not impact the
Group’s results or cash flow information for the years ended March 31, 2005 and 2004.
Restatements impacting net profit
23.3
Operating leases
The Group restated lease payments and receipts under operating leases in order to recognise the expenses and income on a straight-line basis over the lease terms. This ensures that the income statement charge/income is more representative of the time pattern of the operating lease benefit to the Group. The Group previously recognised the expenses and the income based on the amount paid or payable and received or receivable for each period. The restatement impacts the Group’s results for the years ended March 31, 2005 and 2004.
Restatements resulting in balance sheet reclassifications
23.4
Investment properties
The Group previously classified its Vodaworld property as an investment property. However, the property’s primary purpose is to service and connect Vodacom customers. The property, therefore, does not meet the criteria of IAS 40: Investment
Property, i.e. to earn rentals or for capital appreciation. Accordingly, a restatement was processed retrospectively to classify the Vodaworld property as property, plant and equipment.
23.5
Interest rate swap
Derivatives not accounted for as hedges are classified as trading instruments under IAS 39: Financial Instruments:
Recognition and Measurement. Furthermore, IAS 1: Presentation of Financial Statements requires that all trading instruments be classified as short term and therefore current assets. The Group previously classified its derivatives based on maturity date, and therefore, restated its interest rate swaps retrospectively. The change in classification does not impact the Group’s results or cash flow information for the years ended March 31, 2005 and 2004.
23.6
Software reclassification
The Group previously classified computer software as property, plant and equipment. Under IAS 38: Intangible Assets
(“IAS 38”), computer software that is not considered integral to the related hardware should be classified as an intangible asset. Accordingly, the Group reclassified computer software cost and accumulated depreciation that are not considered integral to the related hardware to intangible assets. The Group also reclassified software depreciation to amortisation of intangible assets. The restatement was performed retrospective from April 1, 2004, the date at which the Group adopted IAS 38. The change in classification does not impact the Group’s results or cash flow information for the year ended March 31, 2005.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

24.
CASH GENERATED FROM OPERATIONS
Profit from operations
5,225.2 6,478.2
8,865.7
Adjusted for:
Depreciation of property, plant and equipment 2,316.9 2,413.6
2,651.6
Net loss/(profit) on disposal of property, plant and equipment 6.8 (1.8)
26.8
Bad debts written off 48.8 52.2
42.3
Impairment of assets – 268.4
(52.8)
Amortisation of intangible assets 214.8 429.6
344.2
Cash flow from operations before working capital changes 7,812.5 9,640.2
11,877.8
Increase in trade and other receivables (937.8) (330.1)
(1,035.0)
Decrease/(Increase) in inventory (32.2) (161.1)
16.8
Increase in trade and other payables and provisions 754.2 863.0
230.7
Cash generated from operations 7,596.7 10,012.0
11,090.3
25.
FINANCE COSTS PAID
Bank overdraft
(27.3) (39.1)
(15.2)
Finance leases (130.1) (127.3)
(121.6)
Funding loans (64.4) (32.2)
(73.8)
Interest on minority shareholder loan (7.6) (7.2)
(8.1)
Leasehold property (5.2) –
–
Other finance costs (13.3) (24.2)
(30.6)
Interest on shareholder loans (47.2) –
–
Interest accrual at the beginning of the year – (14.2)
(39.9)
Interest accrual at the end of the year 14.2 39.9
56.7
(280.9) (204.3)
(232.5)
Interest rate swap interest (1.1) (5.5)
–
Interest rate swap revaluation (18.9) (11.3)
(10.8)
Loss on foreign exchange contract revaluation (479.1) (143.4)
(471.8)
Loss on foreign liability and asset revaluation (313.3) (251.5)
(586.3)
Unrealised losses on foreign exchange contract revaluation 393.2 126.8
411.7
Unrealised losses on foreign liability and asset revaluation 155.9 211.5
417.6
Unrealised losses on interest rate swap 18.9 11.3
10.8
Other non-cash flow items 13.0 7.2
14.9
(512.3) (259.2)
(446.4)

2004 2005
2006
Rm Rm
Rm

26.
INTEREST, DIVIDENDS AND OTHER FINANCIAL
INCOME RECEIVED
Banks and loans
68.4 93.6
89.4
Dividends received 5.4 –
–
Guarantee fees 26.4 –
–
Income from investments at fair value through profit and loss 11.2 8.0
7.8
Other interest income 6.2 15.8
19.7
Interest income receivable at the beginning of the year 10.3 18.9
35.7
Interest income receivable at the end of the year (18.9) (35.7)
(41.5)
Guarantee fees accrual at the beginning of the year 14.7 13.1
–
Guarantee fees accrual at the end of the year (13.1) –
–
Elimination on consolidation of Vodacom Congo (RDC) s.p.r.l. – (13.1)
–
110.6 100.6
111.1
Gain on foreign exchange contract revaluation 269.6 155.1
211.2
Gain on foreign liability and asset revaluation 238.0 358.3
314.0
Interest rate swap interest 5.1 11.6
13.0
Interest rate swap revaluation 26.3 20.4
4.2
Unrealised gain on foreign exchange contract revaluation (210.3) (120.5)
(117.1)
Unrealised gain on foreign liability and asset revaluation (38.9) (258.2)
(193.6)
Unrealised gain on interest rate swap revaluation (26.3) (20.5)
(4.2)
Other non-cash flow items (5.4) –
–
368.7 246.8
338.6
27.
TAXATION PAID
Taxation per the consolidated income statement
(1,722.0) (2,613.0)
(3,077.8)
Taxation payable at the beginning of the year (315.2) (852.0)
(632.6)
Taxation payable at the end of the year 852.0 632.6
630.2
Deferred taxation at the beginning of the year (265.5) (132.3)
(164.0)
Deferred taxation at the end of the year 132.3 164.0
304.7
Business combination – deferred taxation (118.8) (40.0)
(35.8)
Business combination – taxation payable (29.6) –
(15.2)
Movement due to foreign equity revaluation reserve 10.9 –
10.2
Exchange difference on consolidation of foreign subsidiary (7.4) –
–
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l. – 96.3
–
(1,463.3) (2,744.4)
(2,980.3)
28.
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
Additions to property, plant and equipment (Note 8)
(2,890.7) (3,288.4)
(4,699.4)
Less: Vodacom (Proprietary) Limited finance leases
10.4 –
–
Increase in capital expenditure related creditors 66.5 240.4
353.1
(2,813.8) (3,048.0)
(4,346.3)
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006
2004 2005
2006
Rm Rm
Rm

29.
ACQUISITION OF SUBSIDIARIES
Acquisition of subsidiaries
Smartphone SP (Proprietary) Limited and subsidiaries (Note 29.1)
149.6 (233.8)
–
Smartcom (Proprietary) Limited (Note 29.2) – (15.9)
–
Customer base of Tiscali (Proprietary) Limited (Note 29.3) – (40.1)
0.3
Vodacom Properties No. 1 (Proprietary) Limited (Note 29.4) – –
–
Cointel VAS (Proprietary) Limited (Note 29.5) – –
(0.4)
Cash (outflow)/inflow from acquisitions 149.6 (289.8)
(0.1)
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
Fair value of net assets acquired (9.8) –
–
Property, plant and equipment 6.2 –
–
Investment properties 9.9 –
–
Prepaid customer base 230.4 –
–
Trademark 158.2 –
–
Investments 16.4 –
–
Deferred taxation asset 0.2 –
–
Inventory 31.0 –
–
Accounts receivable 115.8 –
–
Cash and cash equivalents 149.6 –
–
Deferred taxation liability (including taxation effect on intangibles) (119.0) –
–
Accounts payable (558.8) –
–
Taxation payable (29.6) –
–
Long-term loan (0.3) –
–
Provision (0.2) –
–
Goodwill (224.0) –
–
Purchase price (including capitalised costs) (233.8) –
–
Cash and cash equivalents 149.6 –
–
Cash consideration (84.2) –
–
Less: Amount payable
233.8 –
–
149.6 –
–
The purchase price of R231.2 million together with capitalised costs of R2.6 million totalling R233.8 million, was paid on April 7, 2004. The outstanding amount accrued interest at prime less 2% per annum from March 1, 2004 up to the date of payment.
The company had a contingent asset of R70.9 million at the date of acquisition. The Group valued the asset at Rnil. The contingent asset realised during the current financial year. The Group had an obligation under the shareholders agreement to pay the company an additional amount should the asset realise. The additional amount paid by the Group qualified as a contingent purchase consideration and resulted in an adjustment of R36.2 million to goodwill. The recognition of the contingent asset therefore resulted in a profit of R70.9 million in the consolidated income statement for the year ended
March 31, 2006 with R34.7 million being allocated to minority interest.
2004 2005
2006
Rm Rm
Rm

29.
ACQUISITION OF SUBSIDIARIES (continued)
29.2     Smartcom (Proprietary) Limited
On April 16, 2004, the Group acquired an 85.75% interest
in the equity of Smartcom (Proprietary) Limited through its 51%
owned subsidiary, Smartphone SP (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:
Fair value of net assets acquired – (70.5)
–
Property, plant and equipment – 5.0
–
Contract customer base – 95.6
–
Deferred taxation asset – 1.7
–
Inventory – 3.9
–
Accounts receivable – 55.4
–
Cash and cash equivalents – 61.5
–
Deferred taxation liability (including taxation effect on intangibles) – (28.7)
–
Accounts payable – (113.6)
–
Dividends payable – (10.0)
–
Provision – (0.3)
–
Minority interest – 10.1
–
Goodwill – (8.9)
–
Purchase price (including capitalised costs) – (69.3)
–
Cash and cash equivalents – 61.5
–
Cash consideration – (7.8)
–
Less: Capitalised costs paid in previous financial year
– 0.5
–
Plus: Smartphone SP (Proprietary) Limited’s share
of the dividend paid by Smartcom (Proprietary) Limited
– (8.6)
–
– (15.9)
–
The carrying value of the assets and liabilities at acquisition was as follows:
– 3.2
–
Non-current assets – 6.7
–
Current assets – 120.4
–
Current liabilities – (123.9)
–
The purchase price of R77.9 million (including capitalised costs, excluding dividend from Smartcom (Proprietary) Limited)
was paid during April 2004. The company declared a dividend to its shareholders from pre-acquisition reserves on
August 18, 2004. The dividend was paid on August 31, 2004.
The goodwill related to the acquisition represents future synergies and the ability to directly control the Group’s customers.
Revenue amounting to R173.3 million and net profit before allocation to minorities of R26.6 million is included in the
March 31, 2005 results.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006
2004 2005
2006
Rm Rm
Rm

29.
ACQUISITION OF SUBSIDIARIES (continued)
29.3     Customer base of Tiscali (Proprietary) Limited
Effective February 1, 2005 the Group acquired the cellular
business of Tiscali (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined as follows:
Fair value of net assets acquired – (30.3)
–
Contract customer base – 43.3
–
Deferred taxation liability – (13.0)
–
Goodwill – (9.8)
0.3
Purchase price – (40.1)
0.3
The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control the
Group’s customers. It is impracticable to disclose the revenue and profit of the business that is included in the prior years results as the customer base was integrated into Vodacom Service Provider
Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For the same reason stated above it would not be practicable to determine the impact on revenue and profits of the Group for a full year.
29.4      Vodacom Properties No. 1 (Proprietary) Limited
During the 2003 financial year the Group exercised its option included in the finance lease agreement and acquired 100% of
Skyprops 157 (Proprietary) Limited. The name of the company was subsequently changed to Vodacom Properties No. 1
(Proprietary) Limited.
The fair value of the net assets acquired are as follows: – –
–
Property, plant and equipment 1.6 –
–
Long-term loan (1.6) –
–
Purchase price – –
–
2004 2005
2006
Rm Rm
Rm

29.
ACQUISITION OF SUBSIDIARIES (continued)
29.5     Cointel VAS (Proprietary) Limited
On August 1, 2005, the Group acquired a 51% interest in the
equity of Cointel VAS (Proprietary) Limited. The fair values of the assets and liabilities acquired were preliminary determined by the Group and are as follows:
Fair value of net assets acquired – –
(94.9)
Property, plant and equipment – –
1.7
Intangible assets – –
179.3
Trade and other receivables – –
7.4
Cash and cash equivalents – –
83.9
Deferred taxation liability (including taxation effect on intangibles) – –
(35.8)
Trade and other payables – –
(114.2)
Taxation payable – –
(15.2)
Provisions – –
(1.2)
Dividends payable – –
(11.0)
Minority interest – –
46.5
Goodwill – –
(35.9)
Purchase price (including capitalised costs) – –
(84.3)
Cash and cash equivalents – –
83.9
Cash consideration – –
(0.4)
The carrying value of the assets and liabilities
at acquisition was as follows:
– –
6.3
Non-current assets – –
56.7
Current assets – –
91.3
Current liabilities – –
(140.5)
Non-current liabilities – –
(1.2)
The purchase price of R83.6 million (excluding capitalised costs) was paid on August 23, 2005.
Revenue amounting to R89.9 million and net profit of R17.8 million are included in the current year results. Consolidated revenue would have amounted to R34,062.5 million and consolidated net profit to R5,139.4 million if the entity had been consolidated for the full year ended March 31, 2006.
The goodwill related to the acquisition represents future synergies and are allocated to the South African cash-generating unit.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006
2004 2005
2006
Rm Rm
Rm

30.
ACQUIRED RESERVES FROM THE MINORITIES OF VODACOM CONGO (RDC) S.P.R.L.
Vodacom Congo (RDC) s.p.r.l. (“Vodacom Congo”) was prior to April 1, 2004 accounted for as a joint venture (Note 35).
During the previous financial year the shareholders’ agreement was amended to remove some of the participative rights of the minorities, resulting in Vodacom Congo now being controlled and considered to be a 51% owned subsidiary of the Group from April 1, 2004. The Group’s interest in the company was consolidated from this date in accordance with
IAS 27: Consolidated and Separate Financial Statements.
The 49% portion of the assets, liabilities and losses attributable to the joint venture partner as at March 31, 2004 that had not been consolidated at that date, were as follows:
As at
March 31,
2004
Rm
Net loss for the year after taxation (13.7)
Total liabilities (including preference shares) (1,133.2)
Total assets 981.9
The following assets and liabilities were consolidated on April 1, 2004 to account for Vodacom Congo (RDC) s.p.r.l. as a subsidiary:
Total assets 981.9
Property, plant and equipment 596.3
Intangible assets 101.9
Deferred taxation asset 96.3
Inventory 26.1
Accounts receivable 64.9
Short-term investments and loans 75.2
Cash and cash equivalents 21.2
Total liabilities (1,133.2)
Accounts payable (138.7)
Short-term interest-bearing debt (985.8)
Provision (0.4)
Bank overdraft (8.3)
Non-distributable reserve (82.1)
Distributable reserves (233.4)
No portion was allocated to the minorities as a result of the negative net equity position of the company. The negative net equity was recorded directly in reserves on April 1, 2004.

31.
CASH AND CASH EQUIVALENTS AT END OF YEAR
Bank and cash balances
2,370.1 2,990.1
3,146.1
Short-term bank deposits – 1,000.0
–
Bank borrowings (772.4) (1,817.1)
(1,385.8)
1,597.7 2,173.0
1,760.3
The short-term bank deposits at the end of March 31, 2005
bore interest at an effective interest rate of 7.4% and matured on April 1, 2005.
2004 2005
2006
R R
R
32.
EARNINGS AND DIVIDEND PER SHARE
32.1     Basic and diluted earnings per share
The calculation of basic earnings per ordinary share before
adjustments for changes in accounting policies, reclassifications and restatements (Note 23) was based on earnings of
R3,861.4 million (2004: R3,033.0 million) at March 31, 2005
and 10,000 issued ordinary shares (2004: 10,000)
at March 31, 2005. The following adjustments were made:
303,300 386,140
Operating leases (690) (590)
Earnings per share – restated 302,610 385,550
The calculation of basic earnings per ordinary share is based on earnings of R5,012.3 million (2005: R3,855.5 million;
2004: R3,026.1 million) and 10,000 issued ordinary shares
(2005: 10,000; 2004: 10,000).
302,610 385,550
501,230
Due to no dilution factors being present, basic earnings per share equals diluted earnings per share.
32.2     Dividend per share
The calculation of the dividend per ordinary share is based
on a declared ordinary dividend of R4,500.0 million
(2005: R3,400.0 million; 2004: R2,100.0 million) and
10,000 issued ordinary shares (2005: 10,000; 2004: 10,000).
The dividends were declared as follows:
Declared March 9, 2006 to shareholders registered
on April 3, 2006 and paid on April 5, 2006 (Final)
– –
280,000
Declared September 9, 2005 to all shareholders registered
on October 1, 2005 and paid on October 3, 2005 (Interim)
– –
170,000
Declared March 10, 2005 to shareholders registered
on March 31, 2005 and paid on April 1, 2005 (Final)
– 180,000
–
Declared September 10, 2004 to all shareholders registered
on October 1, 2004 and paid on October 1, 2004 (Interim)
– 160,000
–
Declared March 11, 2004 to shareholders registered
on May 28, 2004 and paid on May 31, 2004 (Final)
150,000 –
–
Declared September 11, 2003 to shareholders registered
on September 11, 2003 and paid on September 30, 2003 (Interim)
60,000 –
–
210,000 340,000 450,000
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006
2004 2005
2006
Rm Rm
Rm

33.
CAPITAL COMMITMENTS
Capital expenditure contracted for at the balance sheet
date but not yet incurred is as follows:
Vodacom (Proprietary) Limited 448.4 1,272.2
709.1
Vodacom Congo (RDC) s.p.r.l. 42.5 62.2
99.5
Vodacom Tanzania Limited 169.8 37.1
201.2
Vodacom Service Provider Company (Proprietary) Limited 39.7 18.0
16.9
Vodacom Group (Proprietary) Limited 0.2 0.3
222.9
VM, S.A.R.L. – 78.0
34.2
700.6 1,467.8
1,283.8
Capital expenditure commitments approved by the Board of
Directors but not yet contracted for at the balance sheet date are as follows:
Vodacom (Proprietary) Limited 3,875.7 3,268.0
4,872.3
Vodacom Tanzania Limited 118.8 332.1
650.6
Vodacom Congo (RDC) s.p.r.l. 102.7 283.8
293.4
Vodacom Service Provider Company (Proprietary) Limited 71.1 138.8
164.7
Vodacom Lesotho (Proprietary) Limited 12.2 16.2
24.9
Vodacom Group (Proprietary) Limited 9.2 88.8
111.7
VM, S.A.R.L. 277.8 281.4
71.7
Smartphone SP (Proprietary) Limited 0.1 3.7
15.2
Cointel VAS (Proprietary) Limited – –
2.2
4,467.6 4,412.8
6,206.7
The capital expenditure of the Group will be financed through internal cash generation, extended supplier credit and bank credit.
34.
OTHER COMMITMENTS
Operating leases (Note 34.1)
3,180.0 5,841.7
6,277.8
Sport and marketing contracts (Note 34.2) 727.4 624.9
1,133.7
Site rentals (Note 34.3) 713.5 811.6
567.8
4,620.9 7,278.2
7,979.3
Within Between After Total
one year two and five years
five years
Rm Rm Rm Rm
34.1      Operating leases
Transmission and data lines GSM 1,145.1 4,554.3 3.4 5,702.8
Accommodation 132.9 435.9 2.9 571.7
Other operating leases 0.8 2.2 0.3 3.3
1,278.8 4,992.4 6.6 6,277.8
34.2     Sport and marketing contracts
298.1 835.6 – 1,133.7
34.3     Site rentals
132.8 433.6 1.4 567.8
2004 2005
2006
Rm Rm
Rm

34.
OTHER COMMITMENTS (continued)
34.4     Interception of Communications and Provision of Communication-related Information Act
(“the Act”)
The Act was proclaimed in the Government Gazette and has been made effective September 30, 2005 with the exception of the provisions dealing with customer registration which comes into effect on June 30, 2006. The cellular operators have succeeded in obtaining in principle support by the Department of Justice for an electronic registration process.
The legislative amendments necessary to allow for such an electronic registration process have not yet been effected, but are anticipated prior to the effective date of June 30, 2006. The Group has until May 28, 2006 to acquire and implement the monitoring and interception facilities as per the technical specifications of the facilities agreed upon between the Group and the Department of Justice and promulgated on November 28, 2005. A reliable estimate of capital and operating costs that will potentially be incurred in order to comply with the provisions of the Act cannot be determined at this stage.
34.5     Service providers
Service provider agreements with the Group’s independent service providers were extended for a further period of five years during the current financial year.
34.6     Cellular licence fees
Network operators in the Group pay monthly licence fees based on their net operational income as defined in the licence agreement. Net operational income is defined as the total invoiced revenue of the licencee excluding discounts, Value
Added Taxation and other direct taxes derived from customers of the licencee for the provision to them of the service, less net interconnect fees and bad debts actually incurred.
34.7     Global alliance fees
The Group pays annual fees from February 18, 2005 for services provided to the Group by Vodafone Group Plc.
The fee is calculated as a percentage of revenue and amounted to R175.2 million (2005: R17.0 million).
34.8     Retention incentives
The Group has committed a maximum of R456.0 million (2005: R373.1 million) in respect of customers already beyond their normal 24-month contract period, but who have not yet upgraded into new contracts, and therefore have not utilised the incentives available for such upgrades. The Group has not provided for the liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
34.9      Activation bonuses
The Group has a potential liability in respect of activation bonuses payable related to starterpacks sold which have not yet been validated. The exposure is estimated at approximately R8.9 million (2005: R6.0 million).
34.10   Other
An offer to acquire the cellular business of Africell Cellular Services (Proprietary) Limited (“Africell”) was made and accepted. The suspensive conditions as well as Competition Commission approval, is currently being attended to.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

35.
CONTINGENT LIABILITIES
Various other legal matters
9.2 4.9
5.0
35.1      Vodacom Congo (RDC) s.p.r.l.
The Group has a 51% equity interest in Vodacom Congo (RDC) s.p.r.l. (“Vodacom Congo”), which commenced business on December 11, 2001. This investment is governed by a shareholders’ agreement, which previously provided the minority shareholder with certain protective and participative rights and therefore, in terms of IAS 31: Interest in Joint Ventures,
Vodacom Congo was considered to be a joint venture resulting in it being proportionally consolidated in the annual financial statements for the year ended March 31, 2004.
The Group, in terms of the previous shareholders’ agreement was, however, ultimately responsible for the funding of the operations of Vodacom Congo. The shareholders’ agreement also gave the Group the right to appoint management and the majority of the Board of the company. The Group also had a management agreement to manage the company on a day-to-day basis.
During the previous financial year the shareholders’ agreement was amended to remove some of the participative rights, resulting in Vodacom Congo now being controlled and considered to be a 51%-owned subsidiary of the Group from April 1, 2004. The Group’s interest in the company is consolidated from this date in accordance with IAS 27:
Consolidated and Separate Financial Statements (Note 30).
The 49% portion attributable to the joint venture partner of the liabilities and losses as at March 31, 2004 was as follows:
Net loss for the year after taxation (13.7)
Total liabilities (including preference shares) (1,133.2)
Total assets 981.9
All guarantees issued are disclosed in Note 41.
35.2      Negative working capital ratio
For financial years ended 2006, 2005 and 2004 the Group had a negative working capital ratio. A negative working capital ratio arises when the Group’s current liabilities are greater than the current assets. The Group’s management believes that based on its operating cash flow, it will be able to meet liabilities as they arise and that it is in compliance with all covenants contained in the borrowing agreements.
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
2004 2005
2006
Rm Rm
Rm

36.
RETIREMENT BENEFITS
All eligible employees of the Group are members of the Vodacom Group pension fund, a defined contribution pension scheme. Certain executive employees of the Group are also members of the Vodacom executive provident fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited.
Current contributions to the pension fund amounted to R76.4 million (2005: R70.7 million; 2004: R65.9 million). Current contributions to the provident fund amounted to R12.9 million (2004: R4.2 million; 2004: R5.9 million). South African funds are governed by the Pension Funds Act of 1956.
37.
EVENTS SUBSEQUENT TO YEAR-END
The directors are not aware of any other matter or circumstance arising since the end of the financial year, not otherwise dealt with in the Group consolidated financial statements, which significantly affected the financial position of the Group and results of its operations.
2004 2005
2006
Rm Rm
Rm
38.
RELATED PARTY TRANSACTIONS
38.1     Balances with related parties
Included in accounts receivable
Telkom SA Limited – Interconnect 491.1 487.9
509.7
Telkom SA Limited – Other 8.4 11.7
6.3
Vodafone Group Plc and subsidiaries 8.0 22.7
12.7
Included in accounts payable
Telkom SA Limited – Interconnect (78.9) (74.0)
(85.3)
Telkom SA Limited – Other (4.1) (9.6)
(16.5)
Vodafone Group Plc and subsidiaries (2.6) (20.3)
(3.7)
VenFin Telecommunication Investments Limited – –
(0.1)
Dividends payable
Telkom SA Limited (750.0) (900.0)
(1,400.0)
Vodafone Holdings (SA) (Proprietary) Limited (525.0) (630.0)
(980.0)
VenFin Telecommunication Investments Limited (225.0) (270.0)
(420.0)
These outstanding balances are unsecured and will be settled in cash in the ordinary course of business. No guarantees have been provided.
During the current financial year, shareholding changed. Vodafone Holdings (SA) (Proprietary) Limited increased its effective shareholding in the Group from 35% to 50%. This was achieved by acquiring a 100% shareholding in VenFin Limited, who ultimately owns 15% in the Group.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

38.
RELATED PARTY TRANSACTIONS (continued)
38.2      Transactions with related parties
Telkom SA Limited (entity with joint control over the Group) 304.0 (82.0)
(798.5)
Audit fees recovered 6.8 4.6
4.8
Cellular usage 31.1 33.1
37.0
Installation of transmission lines (28.1) (49.9)
(93.4)
Interconnect expense (417.2) (465.3)
(464.3)
Interconnect income 2,732.8 2,728.2
2,817.8
Interest paid – commercial (0.1) –
(0.1)
Lease of transmission lines (438.0) (511.9)
(752.1)
Other (3.2) –
4.8
Site costs (18.3) (19.9)
(26.3)
Telephone landline usage (30.2) (33.6)
(26.7)
Site costs – 7.6
10.8
Telkom prepaid vouchers – (74.9)
(60.8)
Interest payments on shareholder loan (21.6) –
–
Shareholder loan repayment (460.0) –
–
Dividend payable (750.0) (900.0)
(1,400.0)
Dividend paid (300.0) (800.0)
(850.0)
Vodafone Group Plc and subsidiaries (127.7) (14.9)
(192.0)
Roaming income 54.9 65.5
73.6
Roaming expense (50.9) (63.4)
(90.6)
Global alliance agreement – (17.0)
(175.2)
Secondee cost recovery – –
0.2
Interest payments on shareholder loan (7.4) –
–
Shareholder loan repayment (124.3) –
–
Vodafone Holdings (SA) (Proprietary) Limited
(entity with joint control over the Group)
(944.5) (1,190.0)
(1,575.0)
Interest payments on shareholder loan (11.8) –
–
Shareholder loan repayment (197.7) –
–
Dividend payable (525.0) (630.0)
(980.0)
Dividend paid (210.0) (560.0)
(595.0)
VenFin Finance Corporation (Proprietary) Limited (156.2) (5.1)
(4.8)
Interest payments (11.0) (4.3)
(1.9)
Facility fees (0.7) (0.8)
(0.9)
Aircraft charter fees – –
(2.0)
Interest payments on shareholder loan (6.5) –
–
Shareholder loan repayment (138.0) –
–
VenFin Telecommunication Investments Limited
(entity with joint control over the Group)
(315.0) (510.0)
(675.0)
Dividend payable (225.0) (270.0)
(420.0)
Dividend paid (90.0) (240.0)
(255.0)
Transactions with entities in which related parties
have an interest
– –
(20.3)
2004 2005
2006
Rm Rm
Rm

38.
RELATED PARTY TRANSACTIONS (continued)
38.3     Key management personnel compensation
(excluding directors’ emoluments)
Key management personnel remuneration
(13.5) (29.7)
(56.0)
Salaries (4.4) (9.9)
(17.1)
Fringe benefits (0.3) (0.8)
(0.6)
Bonuses and incentives (8.8) (16.7)
(38.2)
Other – (2.3)
(0.1)
Included in key management personnel’s remuneration (0.9) (1.4)
(2.2)
Pension fund employer contributions (0.3) (0.7)
(1.2)
Provident fund employer contributions (0.4) (0.3)
(0.6)
Medical aid employer contributions (0.2) (0.4)
(0.4)
38.4     Directors’ emoluments
Directors’ remuneration (27.3) (52.8)
(96.7)
Executive directors – fees as directors: salaries and
restraint of trade payments
(8.7) (21.4)
(35.6)
Executive directors – fees as directors: fringe benefits (0.7) (0.8)
(0.7)
Executive directors – fees as directors: bonuses and incentives (17.2) (30.0)
(59.8)
Non-executive directors – fees as directors (0.7) (0.6)
(0.6)
Included in directors’ remuneration (2.1) (2.2)
(4.2)
Pension fund employer contributions (0.7) (0.8)
(0.5)
Provident fund employer contributions (1.2) (1.2)
(3.5)
Medical aid employer contributions (0.2) (0.2)
(0.2)
Directors’ remuneration and emoluments paid and accrued by: (27.3) (52.8)
(96.7)
Vodacom Group (Proprietary) Limited (21.4) (37.0)
(77.1)
Subsidiaries (5.9) (15.8)
(19.6)
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006
2004 2005
2006
Rm Rm
Rm

39.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from its operations and sources of finance. Various financial assets and liabilities for example trade and other receivables, trade and other payables and provisions, arise directly from the Group’s operations. Changing market conditions expose the Group to various financial risks and have highlighted the importance of financial risk management as an element of control for the Group. Principal financial risks faced in the normal course of the Group’s business are foreign currency risk, interest rate risk, credit risk, price risk and liquidity risk. These risks are managed within an approved treasury policy, subject to the limitations of the local markets in which the various Group companies operate and the South African Reserve Bank.
The Group finances its operations through a mixture of retained profits, bank borrowings and long-term loans. Long-term financing is arranged locally by the South African entities. A treasury division within Vodacom Group (Proprietary) Limited has been established to provide treasury related services to the Group, including coordinating access to domestic and international financial markets, and the managing of various financial risks relating to the Group’s operations. The treasury division is subject to arm’s length fees in terms of transfer pricing for services to offshore subsidiaries.
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
The Group has entered into numerous foreign exchange contracts to cover foreign capital commitments in respect of future imports of GSM infrastructure. The total fair value of foreign exchange contracts at year-end was:
2004 2005
2006
Rm Rm
Rm
Foreign currency asset
To buy
– 25.0
–
To sell 1.9 –
–
Foreign currency liability
To buy
(64.5) –
(60.9)
To sell – (1.0)
–
(62.6) 24.0
(60.9)

39.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
39.1     Foreign currency management (continued)
Foreign Forward Fair value
contract value value
Million Rm Rm
Forward contracts to buy foreign currency
2004
United States Dollar
10.6 74.7 (7.0)
Euro 91.7 756.2 (41.4)
Pound Sterling 18.4 230.7 (16.1)
Swiss Franc 0.1 0.5 *
1,062.1 (64.5)
2005
United States Dollar
11.8 70.1 3.9
Euro 156.5 1,281.3 14.9
Pound Sterling 45.2 529.1 6.2
Swiss Franc * 0.1 *
1,880.6 25.0
2006
United States Dollar
7.1
45.0
(0.7)
Euro
154.8
1,208.6
(34.5)
Pound Sterling
41.7
477.8
(25.7)
Swiss Franc
*
0.1
*
1,731.5
(60.9)
Forward contracts to sell foreign currency
2004
United States Dollar
2.2 14.5 0.7
Euro 9.0 70.5 1.2
Pound Sterling 0.2 2.0 *
87.0 1.9
2005
United States Dollar
5.5 33.7 (0.7)
Euro 7.1 57.7 (0.3)
Pound Sterling 0.2 2.6 *
94.0 (1.0)
2006
United States Dollar
0.1
0.8
*
Euro
4.0
30.3
*
Pound Sterling
0.3
3.2
*
Swiss Franc
*
0.1
*
34.4
*
Forward value represents the foreign contract value multiplied by the contracted forward exchange rate.
* Amounts less than R50 000
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

39.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
39.1     Foreign currency management (continued)
The Group has various monetary assets and liabilities in currencies other than the Group’s functional currency. The following table represents the net currency exposure of the Group according to the different functional currencies of each entity within the Group.
South             Euro
Pound United Congolese Swiss
Australian   Tanzanian
African Sterling States Franc Franc Dollar Shilling
Rand Dollar
Rm Rm Rm Rm Rm Rm Rm Rm
2004
Net foreign currency
monetary assets/
(liabilities)
Functional currency of
company operation
South African Rand – (145.1) (0.1) (30.0) – (0.7) (0.4) –
United States Dollar (7.0) (682.3) – – 14.5 – – 9.8
Mozambican Meticals    (12.5)
– – (11.2) – – – –
(19.5) (827.4) (0.1) (41.2) 14.5 (0.7) (0.4) 9.8
South             Euro
Pound United Congolese Swiss
Mauritian   Tanzanian
African Sterling States Franc Franc Rupee Shilling
Rand Dollar
Rm Rm Rm Rm Rm Rm Rm Rm
2005
Net foreign currency
monetary assets/
(liabilities)
Functional currency of
company operation
South African Rand – (157.0) (0.4) (5.3) – (0.7) – –
United States Dollar – (5.0) – – 23.8 – – –
Tanzanian Shilling (9.6) (65.0) – 45.1 – (0.1) – –
Mozambican Meticals     (12.6)
(1.5) – (58.7) – – – –
(22.2) (228.5) (0.4) (18.9) 23.8 (0.8) – –
2006
Net foreign currency
monetary assets/
(liabilities)
Functional currency of
company operation
South African Rand
–
(850.5)
(330.4)
45.0
–
(0.2)
(0.8)
–
United States Dollar
(55.9)
(26.2)
–
–
(11.4)
(0.1)
0.1
37.9
Tanzanian Shilling
4.7
(13.6)
–
106.9
–
–
–
–
Mozambican Meticals     (0.2)
–
–
–
–
–
–
–
(51.4)
(890.3)
(330.4)
151.9
(11.4)
(0.3)
(0.7)
37.9

39.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
39.2     Interest rate risk management
The Group’s interest rate profile consisting of fixed and floating rate borrowings which exposes the Group to fair value interest rate risk and cash flow interest rate risk and can be summarised as follows:
2004 2005
2006
Rm Rm
Rm
Interest rates
Financial liabilities
Loans and bank borrowings at fixed rates of interest
1,205.1 1,283.7
1,134.5
Bank borrowings linked to money market rates 0.4 0.2
–
Bank borrowings linked to South African prime rates 742.2 1,752.0
1,361.8
Bank borrowings linked to Lesotho prime rates 21.2 15.5
7.5
Loans linked to LIBOR 371.8 1,276.5
1,286.2
Loans linked to EURIBOR 488.2 84.3
58.6
2,828.9 4,412.2
3,848.6
Financial assets
Investments and bank deposits at fixed rates of interest
180.7 1,177.1
168.1
Investments and bank deposits linked to money market rates 1,473.8 2,017.5
471.0
Investments and bank deposits linked to South African prime rates 703.6 829.1
2,603.1
Bank deposits linked to Lesotho prime rates 6.3 6.4
13.5
Interest rate swaps linked to BA rate 35.9 44.2
37.6
Loans and bank deposits linked to LIBOR 449.8 154.4
94.2
Deposits linked to EURIBOR 78.3 –
–
2,928.4 4,228.7
3,387.5
Maturity of financial instruments exposed to interest rate risk
2007 2008 2009 2010 2011 2012 Total
onwards
Rm Rm Rm Rm Rm Rm Rm
Financial liabilities
Linked to fixed rates
406.2 113.5 192.2 98.6 161.7
162.3      1,134.5
Linked to South African prime rates 1,361.8 – – – –
–     1,361.8
Linked to Lesotho prime rates 7.5 – – – – – 7.5
Loans linked to LIBOR 1,195.3 – – – –
90.9     1,286.2
Linked to EURIBOR 58.6 – – – – – 58.6
3,029.4 113.5 192.2 98.6 161.7
253.2     3,848.6
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

39.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
39.2     Interest rate risk management (continued)
Maturity of financial instruments exposed to interest rate risk (continued)
2007 2008 2009 2010 2011 2012 Total
onwards
Rm Rm Rm Rm Rm Rm Rm
Financial assets
Linked to fixed rates
168.1 – – – – – 168.1
Linked to money market rates 471.0 – – – – – 471.0
Linked to South African prime rates 2,603.1 – – – – –    2,603.1
Linked to Lesotho prime rates 13.5 – – – – – 13.5
Interest rate swaps linked to BA rate 37.6 – – – – – 37.6
Loans linked to LIBOR 2.1 – – – – 92.1 94.2
3,295.4 – – – – 92.1     3,387.5
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
At March 31, 2006 the Group had three interest rate swaps:
Vodacom Group (Proprietary) Limited – the company swapped its fixed interest rate of 14.9% NACQ (Nominal Annual
Compounded Quarterly) for a floating rate, linked to the BA (Banker’s Acceptance) rate plus margin of 2.0%. The termination date of the agreement is January 30, 2009.
Vodacom (Proprietary) Limited – the company swapped its fixed interest rate of 20.1% NACQ for a floating rate linked to the BA rate plus margin of 2.25%. The termination date of the agreement is August 24, 2012.
Vodacom (Proprietary) Limited – the company swapped its fixed interest rate of 13.3% NACM (Nominal Annual
Compounded Monthly) for a floating rate linked to the BA rate plus margin of 2.0%. The termination date of the agreement is December 1, 2012.
2004 2005
2006
Rm Rm
Rm
Fair value of interest rate swap asset 35.9 44.2
37.6
The fair value of the interest rate swap asset is represented by a notional principal amount of R217.7 million
(2005: R229.7 million; 2004: R235.0 million) at a weighted average floating interest rate of 9.3% NACM
(2005: 10.0%; 2004: 12.9%).

39.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
39.3     Credit risk management
Financial assets, which potentially subject the Group to concentrations of credit risk, consist principally of cash, short-term deposits and trade receivables. The Group’s cash and cash equivalents and short-term deposits are placed with high credit quality financial institutions. Trade receivables are presented net of an allowance for doubtful receivables. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group’s customer base and stringent credit approval processes for contracted subscribers. The Group, for its South African operations, spreads its credit risk exposure amongst the high credit quality financial institutions.
The Group does not have any significant exposure to any individual customer or counter-party, except commercially to
Telkom SA Limited, Mobile Telecommunications Network (Proprietary) Limited and Cell C (Proprietary) Limited.
With respect to the forward exchange contracts, the Group’s exposure is on the full amount of the foreign currency payable on settlement. The Group minimises such risk by limiting the counter-parties to a group of major local and international banks, and does not expect to incur any losses as a result of non-performance by these counter-parties. The positions in respect of these counter-parties are closely monitored.
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
39.6     Fair value of financial instruments
At the balance sheet date, the carrying amounts of cash and short-term deposits, trade and other receivables, trade and other payables, short-term provisions, dividends payable, bank borrowings and accrued expenses and short-term debt approximated their fair values due to the short-term maturities of these assets and liabilities.
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
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

39.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
39.7      VM, S.A.R.L. call option
In terms of the shareholders’ agreement, the Group’s minority shareholder in VM, S.A.R.L., Empresa Moçambicana De
Telecommunicaçòes S.A.R.L. (“Emotel”) has a call option for a period of four years following the commencement date,
August 23, 2003. In terms of the option, Emotel shall be entitled to call on Vodacom International Limited such numbers of shares in and claims on loan account against VM, S.A.R.L. as constitute 25% of the entire issued share capital of that company. Emotel can exercise this option in full increments of 1%. The option can only be exercised on April 1 or
October 1 of each calendar year for the duration of the option. The option price is specified in the shareholders agreement.
The call option has a nil value at March 31, 2006 (2005: Rnil; 2004: Rnil).
39.8     Smartphone SP (Proprietary) Limited put option
In terms of the shareholders’ agreement, the minority shareholders of Smartphone SP (Proprietary) Limited have a put option against Vodacom Group (Proprietary) Limited, should the Group or the company terminate or fail to renew the Service
Provider Agreement for any reason other than the expiry or cancellation of the Group’s South African licence. The put option has a nil value at March 31, 2006, 2005 and 2004 as the conditions set out in the agreement have not been met.
39.9     Smartcom (Proprietary) Limited put option
In terms of the agreement between Vodacom Group (Proprietary) Limited (“the Group”), Smartphone SP (Proprietary) Limited
(“Smartphone”) and the minority shareholders of Smartcom (Proprietary) Limited (“Smartcom”), the minority shareholders of
Smartcom have a put option against the Group, should the Group reduce the standard service provider discount below certain percentages as stipulated in the put option agreement. The put option has a nil value at March 31, 2006 (2005:
Rnil) as the conditions set out in the agreement have not been met.
39.10    Skyprops 134 (Proprietary) Limited call option
In terms of the call option agreement between Vodacom Group (Proprietary) Limited (“Vodacom Group”), FirstRand Bank
Limited (“FirstRand”), Vodacom (Proprietary) Limited (“Vodacom”) and Skyprops 134 (Proprietary) Limited (“company”),
FirstRand grants to Vodacom Group an irrevocable call option to require FirstRand at any time to sell the shares in and claims against the company to Vodacom Group. Vodacom Group gave notice to exercise the option during the financial year ended March 31, 2006.
39.11   Congolese Wireless Network s.p.r.l. (“CWN”) put option
In terms of a shareholders agreement, the Group’s joint venture partner in Vodacom Congo (RDC) s.p.r.l., Congolese
Wireless Network s.p.r.l. (“CWN”) has a put option which comes into effect three years after the commencement date,
December 1, 2001, and for a maximum of five years thereafter. In terms of the option, CWN shall be entitled to put to
Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l.
as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l.
The option price will be the fair market value of the related shares at the date the put option is exercised. The option has a nil value at March 31, 2006, 2005 and 2004.
39.12    Cointel VAS (Proprietary) Limited
In terms of the sale of shares agreement between Vodacom Group (Proprietary) Limited (“Vodacom Group”) and the sellers of shares in Cointel VAS (Proprietary) Limited (“Cointel”), the sellers have been granted a put option that requires Vodacom
Group to purchase all (and not part only) of the sellers’ shares in Cointel. The sellers will only be capable to exercise the put option if the recharge agreement with Vodacom (Proprietary) Limited is not continued after August 31, 2008 on terms and conditions reasonably acceptable to the sellers. The put option has a nil value at March 31, 2006 as the conditions set out in the agreement have not been met.

40.
GOODWILL IMPAIRMENT TEST
The Group periodically evaluates its non-current assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Group’s judgements regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.
Goodwill impairment tests are performed annually in terms of IFRS 3: Business Combinations (“IFRS 3”) to compare the fair value of each of the cash generating units to its carrying amount. Goodwill impairment testing is conducted at cash generating unit levels of the business and is based on a cash flow-based valuation model to determine the fair value of the cash generating unit. The assumptions used in estimating future cash flows were based upon the business forecasts and incorporated external information from industry sources, where applicable. Changes in certain of these estimates could have an effect on the estimated fair value of the cash generating unit. Judgements in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) to be used in the valuation model. The discount rate used in the valuation model considered a targeted debt and equity mix, a market risk premium, and other factors considered with valuation methodologies.
Based on the results of the impairment evaluation described above, the recorded goodwill was not impaired as the fair value of each reporting unit exceeded the carrying value. Minor changes to the valuation model would not significantly impact the results of the valuation; however, if future cash flows were materially different to the forecasts, then the assessment of the potential impairment of the carrying value may be impacted.
Goodwill has been allocated for impairment testing purposes to six cash generating units of which four are in South Africa, one in the Democratic Republic of the Congo and one in Tanzania.
South Africa
The recoverable amounts of goodwill relating to Vodacom Service Provider Company (Proprietary) Limited, Smartphone
SP (Proprietary) Limited, Smartcom (Proprietary) Limited and Cointel VAS (Proprietary) Limited have been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. These value in use calculations use cash flow projections based on financial budgets approved by management covering a four to five year period and discount rates of between 10.6% and 14.9% in Rand terms. None of the cash flows were extrapolated beyond a five year period and therefore no nominal growth rates are applicable. Cash flow projections during the budget period for these companies are also based on the same expected growth in operating profit and earnings before interest, taxation, depreciation and amortisation (“EBITDA”). Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.
Democratic Republic of Congo
The recoverable amount of this cash generating unit was based on a value in use calculation for Vodacom Congo (RDC)
s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a five-year period and a discount rate of 19.3% in US Dollar terms. Cash flows beyond this period have been extrapolated using annual nominal growth rates of between 2.5% and 4.4%. Management believes that these growth rates do not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.
Tanzania
The recoverable amount of this cash generating unit was based on a value in use calculation for Vodacom Tanzania Limited.
The calculation uses cash flow projections based on financial budgets approved by management covering a five year period and a discount rate of 14.6% in US Dollar terms. Cash flows were not extrapolated beyond this initial five year period and therefore no nominal growth rate is applicable. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

40.
GOODWILL IMPAIRMENT TEST (continued)
March 31, 2006
South Africa
Democratic
Tanzania
Republic of Congo
Rm
Rm
Rm
Carrying amount of
goodwill
374.3 102.6 7.0
Key assumption
Expected customer base
Expected customer base
Expected customer base
Basis for determining Closing customer base in Closing customer base in Closing customer base in value(s) assigned to the period immediately the period immediately the period immediately key assumptions preceding the budget preceding the budget preceding the budget period increased for period increased for period increased for expected growth. expected growth. expected growth.
Value assigned to key Value assigned to key Value assigned to key assumption reflects past assumption reflects past assumption reflects past experience, except for experience, except for experience, except for potential growth. Growth is potential growth. Growth is potential growth. Growth is based on market expectation. based on market expectation. based on market expectation.
Key assumption
ARPU
ARPU
ARPU
Basis for determining Closing customer base in Closing customer base in Closing customer base in value(s) assigned to the period immediately the period immediately the period immediately key assumptions preceding the budget preceding the budget preceding the budget period increased for period increased for period increased for expected growth. expected growth. expected growth.
Value assigned to key Value assigned to key Value assigned to key assumption reflects past assumption reflects past assumption reflects past experience. Growth is experience. Growth is experience. Growth is based on expected market based on expected market based on expected market forces and external sources forces and external sources forces and external sources of information. of information. of information.
Key assumption
Gross margin
Gross margin
Gross margin
Basis for determining Average gross margin Average gross margin Average gross margin value(s) assigned to achieved in period achieved in period achieved in period key assumptions immediately before the immediately before the immediately before the budget period, increased budget period, increased budget period, increased for expected efficiency expected efficiency expected efficiency improvements. improvements. improvements.
Value assigned to key Value assigned to key Value assigned to key assumption reflects past assumption reflects past assumption reflects past experience, except for experience, except for experience, except for efficiency improvements. efficiency improvements. efficiency improvements.

40.
GOODWILL IMPAIRMENT TEST (continued)
March 31, 2006
South Africa
Democratic
Tanzania
Republic of Congo
Key assumption
Capital expenditure
Capital expenditure
Capital expenditure
Basis for determining Total capital expenditure Total capital expenditure Total capital expenditure value(s) assigned to achieved in period achieved in period achieved in period key assumptions immediately before the immediately before the immediately before the budget period, adjusted budget period, adjusted budget period, adjusted for expected network for expected network for expected network coverage roll out. coverage roll out. coverage roll out.
Value assigned based on Value assigned based on Value assigned based on managements expected managements expected managements expected network coverage roll out. network coverage roll out. network coverage roll out.
Key assumption
ZAR/USD exchange rate
ZAR/TZS and USD/TZS
Basis for determining
during the five-year
exchange rates during the
value(s) assigned to key
budget period
five-year budget period
assumptions
Average market forward Average market forward
exchange rate over the exchange rate over the
budget period. budget period.
Value assigned to key Value assigned to key
assumption is consistent with assumption is consistent with
external sources of information. external sources of information.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

41.
UNDRAWN BORROWING FACILITIES AND GUARANTEES
41.1     Rand denominated facilities and guarantees
The Group has Rand denominated credit facilities totalling R7,083.0 million with R1,114.0 million utilised at March 31,
2006. The facilities are uncommitted and can also be utilised for loans to foreign entities and are subject to review at various dates (usually on an annual basis). Certain of the facilities are still subject to the Group’s final acceptance.
Guarantor Details Beneficiary 2004 2005
2006
Rm Rm
Rm
Vodacom (Proprietary) Limited
All guarantees less than
R2.0 million.
Various 3.0 2.8
2.6
Vodacom Service Provider All guarantees less than
Company (Proprietary) Limited R2.0 million. Various 3.1 3.0
2.8
Vodacom Service Provider Guarantee in respect of SA Insurance
Company (Proprietary) Limited receipt by independent Association intermediaries of premiums for benefit
on behalf of short-term insurers of insurers 14.2 17.8
21.1
and Lloyd’s underwriters, and
relating to short-term insurance
business carried on in South Africa.
Terminates on May 31, 2006.
Smartcom (Proprietary) Limited
Guarantees for salary bank
account and debit orders.
Various – 3.0
2.9
20.3 26.6
29.4
41.2      Foreign denominated facilities and guarantees
The following foreign denominated facilities are in place:
As at
As at
March 31
March 31
2006
2006
Million
Million
Company Details
Total facility
Utilised
Vodacom Tanzania Limited Project finance
US$29.7
US$29.7
Vodacom International Limited Revolving term loan
US$180.0
US$180.0
Vodacom Congo (RDC) s.p.r.l. Various
US$5.0
US$5.0
Vodacom Lesotho (Proprietary) Limited Overdraft facilities with various banks
M47.0
M0.0
VM, S.A.R.L. Overdraft facility
US$0.5
US$0.0

41.
UNDRAWN BORROWING FACILITIES AND GUARANTEES (continued)
41.2     Foreign denominated facilities and guarantees (continued)
Guarantor/Issuer Details Beneficiary Currency 2004 2005
2006
Rm Rm
Rm
Nedbank Limited on Unsecured standby Alcatel CIT €11.4 million behalf of Vodacom letters of credit (2005: €40.7 million;
(Proprietary) Limited 2004: €25.2 million) 194.6 330.0
85.7
Vodacom Group Guarantees issued ABSA €nil (2005:
(Proprietary) Limited for the obligations of €nil; 2004:
of Vodacom Congo €53.8 million) 415.6 –
–
(RDC) s.p.r.l.*
Vodacom Group Guarantees issued ABSA US$nil (2005: 202.1 –
–
(Proprietary) Limited for the obligations of US$nil; 2004:
Vodacom Congo US$32.0 million)
(RDC) s.p.r.l.’s
revolving credit
facility*
Vodacom Group Guarantees issued Standard Finance €nil (2005: 173.8 –
–
(Proprietary) Limited for the obligations of (Isle of Man) €nil; 2004:
Vodacom Congo Limited €22.5 million)
(RDC) s.p.r.l.*
Vodacom Group Guarantees issued Standard Finance US$nil (2005: 236.8 – –
(Proprietary) Limited for the obligations (Isle of Man) US$nil; 2004:
of Vodacom Congo Limited US$37.5 million)
(RDC) s.p.r.l.*
Vodacom Group Guarantees issued Standard Bank US$180.0 million –
1,128.8     1,114.4
(Proprietary) Limited for the obligations of London Limited (2005:
Vodacom and RMB US$180.0 million;
International Limited’s International 2004: US$nil)
term loan facility*# (Dublin) Limited
Vodacom International Guarantees issued Alcatel CIT €5.0 million (2004 193.1 121.6
37.6
Limited for the obligations €15.0 million;
of Vodacom Congo 2004:€ 25.0 million)
(RDC) s.p.r.l.*
1,416.0
1,580.4     1,237.7
The following foreign denominated guarantees have been issued:
* Foreign denominated guarantees amounting to R1,152.0 million (2005: R1,189.6 million; 2004: R622.3 million) issued in support of Vodacom
Congo (RDC) s.p.r.l. are included as liabilities in the consolidated balance sheet.
# The Group is in compliance with the covenants attached to the term loan facility.
Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary)
Limited.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

42.       SEGMENTAL INFORMATION
The Group is primarily an integrated mobile telecommunication and data communication business located in South Africa and other African countries. The primary reporting format therefore comprises the geographic segments of the Group. The
Group’s two reportable segments are South Africa and other African countries, which represents the aggregate of the various African operating segments.
South Africa Other Eliminations Total
African
countries
2004
Rm Rm Rm Rm
Geographical segments
Segment revenue
21,369.8 1,496.8 (11.4) 22,855.2
External 21,358.4 1,496.8 – 22,855.2
Inter-segment 11.4 – (11.4) –
Segment profit/(loss) from operations
5,296.8 (65.2) (6.4) 5,225.2
Interest, dividends and other financial income 656.6
Finance costs (1,107.5)
Profit before taxation
4,774.3
Included in segment profit/(loss) from operations
Depreciation and amortisation
(2,259.2) (266.1) (6.4) (2,531.7)
Property, plant and equipment (2,062.6) (254.3) – (2,316.9)
Intangible assets (196.6) (11.8) (6.4) (214.8)
Bad debts written off
(23.5) (25.3) – (48.8)
Capital expenditure
(1,666.3) (1,345.5) – (3,011.8)
Property, plant and equipment (1,659.3) (1,231.4) – (2,890.7)
Intangible assets (7.0) (114.1) – (121.1)
Assets
Segment assets
18,958.5 3,350.9 (2,413.2) 19,896.2
Deferred taxation assets 277.8
20,174.0
Liabilities
Segment liabilities
(8,054.9) (2,427.4) 674.6 (9,807.7)
Deferred taxation liabilities (410.1)
Taxation liabilities (852.0)
Dividends payable (1,500.0)
(12,569.8)

42.      SEGMENTAL INFORMATION (continued)
South Africa Other Eliminations Total
African
countries
2005
Rm Rm Rm Rm
Geographical segments
Segment revenue
25,049.4 2,270.5 (4.6) 27,315.3
External 25,044.8 2,270.5 – 27,315.3
Inter-segment 4.6 – (4.6) –
Segment profit/(loss) from operations
5,492.1 (175.1) 1,161.2 6,478.2
Interest, dividends and other financial income 662.8
Finance costs (641.7)
Profit before taxation
6,499.3
Included in segment profit/(loss) from operations
Depreciation and amortisation
(2,380.5) (462.7) – (2,843.2)
Property, plant and equipment (1,974.3) (439.3) – (2,413.6)
Intangible assets (406.2) (23.4) – (429.6)
Bad debts written off
(19.1) (33.1) – (52.2)
Impairment of assets
(1,161.2) (268.4) 1,161.2 (268.4)
Capital expenditure
(2,799.8) (694.0) – (3,493.8)
Property, plant and equipment (2,617.1) (671.3) – (3,288.4)
Intangible assets (182.7) (22.7) – (205.4)
Assets
Segment assets
20,180.7 3,851.9 (1,745.9) 22,286.7
Deferred taxation assets 308.1
22,594.8
Liabilities
Segment liabilities
(9,430.5) (3,376.7) 1,005.0 (11,802.2)
Deferred taxation liabilities (472.1)
Taxation liabilities (632.6)
Dividends payable (1,800.0)
(14,706.9)
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

42.       SEGMENTAL INFORMATION  (continued)
South Africa Other Eliminations
Total
African
countries
2006
Rm Rm Rm
Rm
Geographical segments
Segment revenue
31,101.3 2,974.0 (32.8)
34,042.5
External 31,081.7 2,960.8 –
34,042.5
Inter-segment 19.6 13.2 (32.8)
–
Segment profit/(loss) from operations
8,841.6 261.2 (237.1)
8,865.7
Interest, dividends and other financial income
659.3
Finance costs
(1,318.2)
Profit before taxation
8,206.8
Included in segment profit/(loss) from operations
Depreciation and amortisation
(2,454.2) (541.6) –
(2,995.8)
Property, plant and equipment (2,128.6) (523.0) –
(2,651.6)
Intangible assets (325.6) (18.6) –
(344.2)
Bad debts written off
(32.4) (9.9) –
(42.3)
Impairment of assets
(270.0) 52.8 270.0
52.8
Capital expenditure
(4,435.6) (742.1) –
(5,177.7)
Property, plant and equipment (3,976.9) (722.5) –
(4,699.4)
Intangible assets (458.7) (19.6) –
(478.3)
Assets
Segment assets
22,340.6 4,030.3 (1,900.7)
24,470.2
Deferred taxation assets
297.6
24,767.8
Liabilities
Segment liabilities
(9,654.7) (3,558.1) 1,149.8
(12,063.0)
Deferred taxation liabilities
(602.3)
Taxation liabilities
(630.2)
Dividends payable
(2,800.0)
(16,095.5)

42.       SEGMENTAL INFORMATION (continued)
Unallocated Networks Service Other Eliminations Total
providers
2004
Rm Rm Rm Rm Rm Rm
Business segments
Segment revenue
– 20,787.9 5,526.1 174.2 (3,633.0) 22,855.2
External – 20,787.9 1,939.8 127.5 – 22,855.2
Inter-segment – – 3,586.3 46.7 (3,633.0) –
Segment profit/(loss)
from operations
26.7 4,876.1 614.1 (114.8) (176.9) 5,225.2
Interest, dividends and other
financial income
656.6
Finance costs (1,107.5)
Profit before taxation
4,774.3
Included in segment profit/
(loss) from operations
Depreciation and amortisation
(3.3) (2,222.9) (114.0) (1.4) (190.1) (2,531.7)
Property, plant and equipment (3.3) (2,204.4) (108.0) (1.2) – (2,316.9)
Intangible assets – (18.5) (6.0) (0.2) (190.1) (214.8)
Bad debts written off
– (30.9) (17.9) – – (48.8)
Capital expenditure
(4.1) (2,934.1) (72.3) (1.3) – (3,011.8)
Property, plant and equipment (4.1) (2,820.0) (65.3) (1.3) – (2,890.7)
Intangible assets – (114.1) (7.0) – – (121.1)
Assets
Segment assets
9,991.1 16,775.5 3,606.5 1,651.1 (12,128.0) 19,896.2
Deferred taxation assets 277.8
20,174.0
Liabilities
Segment liabilities
(2,531.2) (13,332.9) (3,734.6) (327.4) 10,118.4 (9,807.7)
Deferred taxation liabilities (410.1)
Taxation liabilities (852.0)
Dividends payable (1,500.0)
(12,569.8)
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

42.        SEGMENTAL INFORMATION (continued)
Unallocated Networks Service Other Eliminations Total
providers
2005
Rm Rm Rm Rm Rm Rm
Business segments
Segment revenue
– 24,926.3 6,734.4 135.2 (4,480.6) 27,315.3
External – 24,950.3 2,274.4 90.6 – 27,315.3
Inter-segment – (24.0) 4,460.0 44.6 (4,480.6) –
Segment profit/(loss)
from operations
(1,123.7) 5,749.8 841.4 (318.8) 1,329.5 6,478.2
Interest, dividends and other
financial income
662.8
Finance costs (641.7)
Profit before taxation
6,499.3
Included in segment profit/(loss)
from operations
Depreciation and amortisation
(3.6) (2,508.7) (140.9) (1.2) (188.8) (2,843.2)
Property, plant and equipment (3.6) (2,335.5) (73.3) (1.2) – (2,413.6)
Intangible assets – (173.2) (67.6) – (188.8) (429.6)
Bad debts written off
– (33.1) (19.1) – – (52.2)
Impairment of assets
(1,161.2) (268.4) – (355.1) 1,516.3 (268.4)
Capital expenditure
(22.9) (3,385.0) (85.5) (0.4) – (3,493.8)
Property, plant and equipment (22.9) (3,217.4) (47.7) (0.4) – (3,288.4)
Intangible assets – (167.6) (37.8) – – (205.4)
Assets
Segment assets
8,624.2 17,530.3 6,854.8 2,399.1 (13,121.7) 22,286.7
Deferred taxation assets 308.1
22,594.8
Liabilities
Segment liabilities
(2,160.9) (13,564.9) (6,784.7) (1,481.7) 12,190.0 (11,802.2)
Deferred taxation liabilities (472.1)
Taxation liabilities (632.6)
Dividends payable (1,800.0)
(14,706.9)

42.       SEGMENTAL INFORMATION (continued)
Unallocated Networks Service Other Eliminations
Total
providers
2006
Rm Rm Rm Rm Rm
Rm
Business segments
Segment revenue
274.2 30,403.9 9,384.5 139.6 (6,159.7)
34,042.5
External – 30,398.9 3,549.2 94.4 –
34,042.5
Inter-segment 274.2 5.0 5,835.3 45.2 (6,159.7)
–
Segment profit/(loss)
from operations
(483.5) 5,731.2 1,428.2 (126.3) 2,316.1
8,865.7
Interest, dividends and other
financial income
659.3
Finance costs
(1,318.2)
Profit before taxation
8,206.8
Included in segment profit/(loss)
from operations
Depreciation and amortisation
(2.7) (2,789.6) (203.2) (0.3) –
(2,995.8)
Property, plant and equipment (2.8) (2,564.3) (84.2) (0.3) –
(2,651.6)
Intangible assets 0.1 (225.3) (119.0) – –
(344.2)
Bad debts written off
– (10.0) (32.1) (0.2) –
(42.3)
Impairments of assets
270.0 52.8 – 93.8 (363.8)
52.8
Capital expenditure
(52.7) (4,945.2) (130.4) (49.4) –
(5,177.7)
Property, plant and equipment (16.5) (4,521.0) (112.5) (49.4) –
(4,699.4)
Intangible assets (36.2) (424.2) (17.9) – –
(478.3)
Assets
Segment assets
5,784.1 20,049.4 5,368.3 2,550.1 (9,281.7)
24,470.2
Deferred taxation assets
297.6
24,767.8
Liabilities
Segment liabilities
(8,156.6) (12,089.2) (4,793.0) (1,395.9) 14,371.7
(12,063.0)
Deferred taxation liabilities
(602.3)
Taxation liabilities
(630.2)
Dividends payable
(2,800.0)
(16,095.5)
“South Africa”, which is also the home country of the parent, comprises the segment information relating to the South
African-based cellular network as well as all the segment information of the service providers and other business segments.
“Other African countries” comprise only of cellular networks and are located in Tanzania, Lesotho, Democratic Republic of
Congo and Mozambique, and it also includes the international holding company situated in Mauritius.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

42.
SEGMENTAL INFORMATION (continued)
“Unallocated” comprises the reporting relevant to Vodacom Group (Proprietary) Limited, the parent company in the Group.
This company is primarily a management services company, that offers combined administrative, advisory and management services to companies within the rest of the Group.
“Networks” comprise services provided by cellular networks within South Africa and other African countries. Services offered by the companies include the standard voice telecommunication services of cellular networks as well as data communication services through the cellular network, including short message servicing (“SMS”), wireless application protocol (“WAP”), general packet radio system (“GPRS”) and multimedia messaging services (“MMS”).
“Service providers” comprise services provided by cellular telecommunication service providers within South Africa. Cellular telecommunication service providers act as agents for the respective networks and on sells airtime to customers.
“Other” comprises of other companies and business lines of the Group which do not fall within the Group’s strategic focus and do not constitute a separately reportable segment.
Accounting policies and basis of preparation
Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.
Segment revenue excludes Value Added Taxation and includes inter-Group revenue. Net revenue represents segment revenue from which inter-Group revenue has been eliminated. Sales between segments are made on a commercial basis.
Segment profit/(loss) from operations represents segment revenue less segment operating expenses. Segment expenses include direct and operating expenses. Integration costs, disposals of operations and impairments, depreciation and amortisation have been allocated to the segments to which they relate.
The segment assets and liabilities comprise all assets and liabilities of the different segments that are employed by the segment and that either are directly attributable to the segment, or can be allocated to the segment on a reasonable basis.
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
RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho; MZ – Mozambique; MAU – Mauritius; C – Cellular;
S – Satellite; MSC – Management services company; PROP – Property company; OTH – Other

Cellular network operators
Vodacom (Proprietary)
Limited (C)
RSA R100 R100
R100
100 100
100
Vodacom Lesotho
(Proprietary) Limited (C)
LES M4,180 M4,180
M4,180
88.3 88.3
88.3
Vodacom Tanzania
Limited (C)
TZN US$100 TZS10,000
TZS10,000
65 65
65
VM, S.A.R.L. (C)
#
MZ US$60,000,000
US$60,000,000    US$60,000,000
98 98
98
Vodacom Congo
(RDC) s.p.r.l (C)
DRC – US$1,000,000
US$1,000,000
– 51
51
Service providers
Vodacom Service Provider
Company (Proprietary)
Limited (C)
RSA R20 R20
R20
100 100
100
Smartphone SP
(Proprietary) Limited (C)
RSA R20,000 R20,000
R20,000
51 51
51
Smartcom (Proprietary)
Limited (C)
RSA – R1,000
R1,000
– 43.7
43.7
Cointel VAS
(Proprietary) Limited (C)
RSA – –
R10,204
– –
51
Other
VSP Holdings (Proprietary)
Limited (MSC)
RSA R1,020 R1,020
R1,020
100 100
100
Vodacom Satellite Services
(Proprietary) Limited (S)*
RSA R100 R100
R100
100 100
100
GSM Cellular
(Proprietary) Limited (C)*
RSA R1,200 R1,200
R1,200
100 100
100
Vodacom Venture No. 1
(Proprietary) Limited (MSC)*
RSA R158,999 R810
R810
100 100
100
Vodacom Equipment
Company (Proprietary)
Limited*
RSA R100 R100
R100
100 100
100
Vodacare (Proprietary)
Limited (C)*
RSA R100 R100
R100
100 100
100
Vodacom International
Holdings (Proprietary)
Limited (MSC)
RSA R100 R100
R100
100 100
100
Vodacom International
Limited (MSC)
MAU US$100 US$100
US$100
100 100
100
Vodacom Properties No. 1
(Proprietary) Limited (PROP)
RSA R100 R100
R100
100 100
100
Vodacom Properties No. 2
(Proprietary) Limited (PROP)
RSA – R1,000
R1,000
– 100
100
Stand 13 Eastwood Road
Dunkeld West
(Proprietary) Limited (PROP)
RSA R100 R100
R100
51 51
51
Ithuba Smartcall
(Proprietary) Limited (OTH)
RSA R100 R100
R100
26.5 26.5
26.5
Vodacom Tanzania
Limited (Zanzibar)*
TZN TZS10,000 TZS10,000
TZS10,000
100 100
100
Joycell Shops (Proprietary)
Limited*
RSA R100 R100
R100
100 100
100
Vodacom Ventures
(Proprietary) Limited (OTH)
RSA – –
R100
– –
100
* Dormant as at March 31, 2006.
# The issued share capital of the prior years have been restated as a result of the shareholders loan to VM, S.A.R.L. being converted retrospectively into share capital.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006
43.
INTEREST IN SUBSIDIARIES (continued)
Country of
Issued share capital
Interest in issued
incorporation
ordinary share capital
2004
2005
2006
2004
2005
2006
%
%
%

44.
INTEREST IN JOINT VENTURES
The Group’s joint ventures during the 2004 financial year consisted of Vodacom Congo (RDC) s.p.r.l. The Group acquired its interest in Vodacom Congo (RDC) s.p.r.l. on December 11, 2001. During the previous financial year the shareholders’
agreement was renegotiated resulting in Vodacom Congo (RDC) s.p.r.l. considered to be a 51% owned subsidiary (Note 30).
2004 2005
2006
Vodacom Vodacom
Vodacom
Congo (RDC) Congo (RDC)
Congo (RDC)
s.p.r.l s.p.r.l
s.p.r.l
Interest held 51% –
–
Rm Rm
Rm
The Group’s proportionate share of assets and liabilities:
Property, plant and equipment 620.6 –
–
Intangible assets* 106.0 –
–
Deferred taxation asset 100.2 –
–
Current assets 195.2 –
–
1,022.0 –
–
Long-term liabilities – –
–
Preference shares (243.1) –
–
Current liabilities (936.3) –
–
Net liabilities (157.4) –
–
The Group’s proportionate share of revenue and expenditure:
Revenue 475.9 –
–
Loss before taxation after reclassification of preference share dividends* (128.1) –
–
Taxation 113.8 –
–
Net loss* (14.3) –
–
The Group’s proportionate share of cash flows:
Net cash flows from operating activities 13.0 –
–
Net cash flows utilised in investing activities (359.4) –
–
Net cash flows from financing activities 365.4 –
–
Net cash flow 19.0 –
–
The Group’s proportionate share of contingent liabilities
and capital commitments:
Contingent liabilities (Note 35) – –
–
Capital commitments 145.2 –
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
2004 2005
2006
Restated Restated
Notes Rm Rm
Rm
Net profit as reported in accordance
with IFRS – restated
3,052.3 3,886.3
5,129.0
Attributable to minority interests (j) (26.2) (30.8)
(116.7)
Net profit attributable to equity shareholders
3,026.1 3,855.5
5,012.3
Adjustments increasing/(decreasing) net profit:
Deferred bonus incentive scheme (a) 8.6 15.5
5.2
Goodwill – non-amortisation (b) 93.5 –
–
Business combinations (m) 4.8 (4.8)
–
Derivative financial instruments – reclassification
of transition adjustments
(e) 7.8 7.8
7.8
Income taxation – other differences (f) (144.4) (99.0)
(199.3)
Normal income taxation effect of US GAAP adjustments (g) (6.3) (5.9)
(4.0)
Foreign exchange translation on net investment in foreign operations (k) – 1.0
2.5
Impairment reversal – –
(59.9)
Net profit in accordance with US GAAP – restated 2,990.1 3,770.1
4,764.6
Shareholders’ equity as reported in
accordance with IFRS – restated
7,604.2 7,887.9
8,672.3
Adjustments increasing/(decreasing) shareholders’ equity:
Deferred bonus incentive scheme (a) 35.8 51.3
56.5
Goodwill – amortisation of taxation rate difference (f) (17.7) (17.7)
(17.7)
Goodwill – non-amortisation (b) 194.5 194.6
194.6
Goodwill – accumulated translation differences (c) (7.0) (10.3)
(10.6)
Minority interest (j) (93.0) (128.7)
(283.3)
Business combinations (m) 4.8 –
–
Income taxation – other differences (f) (981.5) (1,079.9)
(1,278.6)
Normal income taxation effect of US GAAP adjustments (g) (12.2) (15.5)
(16.5)
Impairment reversal – –
(59.9)
Shareholders’ equity in accordance with US GAAP – restated 6,727.9 6,881.7
7,256.8
Movements in shareholders’ equity in
accordance with US GAAP
Balance at the beginning of the year
6,032.6 6,727.9
6,881.7
Net profit for the year 2,990.1 3,770.1
4,764.6
Dividends declared (2,100.0) (3,400.0)
(4,500.0)
Foreign currency translation reserve adjustment (190.0) (60.2)
115.4
Acquired reserves from the minorities of Vodacom Congo (RDC) s.p.r.l. – (151.3)
–
Gain on derivatives – reclassified to earnings, net of taxation (4.8) (4.8)
(4.9)
Balance at the end of the year 6,727.9 6,881.7
7,256.8
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

45.
US GAAP INFORMATION (continued)
Summary of differences between IFRS and US GAAP
(a)
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
(c)
Goodwill – translation of goodwill arising on the acquisition of a foreign entity
Under IFRS and US GAAP, goodwill arising on the acquisition of a foreign entity is treated as an asset of the entity and translated at the foreign exchange rate ruling at the balance sheet date. The resulting foreign exchange transaction gain or loss is recorded in equity. The difference in the carrying values of goodwill under IFRS and US GAAP which are summarised below, results in a difference in the accumulated translation amount recorded in equity
2004 2005
2006
Rm Rm
Rm
A reconciliation of goodwill reported under IFRS at the balance sheet date to the amounts determined under US GAAP is as follows:
Included in total goodwill reported under IFRS – restated
344.3 413.5
483.9
Goodwill not amortised under US GAAP 194.5 205.0
205.0
Business combination (Note 45 m) 136.0 136.0
136.0
Additional goodwill – income taxation rate change (Note 45 f) 35.8 71.5
50.5
Translation difference on goodwill balance (7.0) (10.3)
(10.6)
Goodwill in joint venture (Note 45 i) (61.2) –
–
As adjusted under US GAAP 642.4 815.7
864.8
(d)
Income taxes – additional temporary differences
Under IFRS, no deferred taxation liability was recognised in respect of intangible assets acquired other than in a business combination where there was a difference at the date of acquisition between the assigned values and the taxation bases of the assets.
Under US GAAP, a deferred taxation liability (and corresponding increase in assets acquired) is recognised for all temporary differences between the assigned values and the taxation bases of intangible assets acquired. The recording of such deferred taxation liability has no net impact on net income or shareholder’s equity as determined under US GAAP as the decrease in income taxation expense is offset by a corresponding increase in amortisation (Note 45 g).

45.
US GAAP INFORMATION (continued)
(e)
Derivative financial instruments
The Group adopted IAS 39: Financial Instruments – Recognition and Measurement (“IAS 39”) and SFAS 133: Accounting
for Derivative Instruments and Hedging Activities (“SFAS 133”) on April 1, 2001.
Under IFRS, upon adoption of IAS 39 the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of IAS 39 had been designated as either fair value or cash flow hedges but do not qualify as hedges under IAS 39, is recognised as an adjustment of the opening balance of retained earnings at the beginning of the financial year IAS 39 is initially applied. Changes in fair value of derivatives acquired after April 1, 2001 are recorded in the consolidated income statement.
Under US GAAP, upon adoption of SFAS 133, the difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been cash flow type hedges but do not qualify as hedges under
SFAS 133, is recognised as a cumulative effect adjustment of other comprehensive income in the year SFAS 133 is initially applied. This amount is subsequently released into earnings in the same period or periods during which the hedged transaction affects earnings. During the year ended March 31, 2006 R7.8 million (2005: R7.8 million; 2004: R7.8 million)
was released into earnings. The difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been fair value type hedges, is recognised as a cumulative effect adjustment in earnings.
Changes in fair value of derivatives acquired after April 1, 2001 are recorded in the consolidated income statement.
The Group’s interest rate swaps are classified as trading instruments under IFRS. Under US GAAP, such swaps are classified based on the maturity date of the swaps. Accordingly, some swaps are classified as long term under US GAAP.
(f)
Income taxation – other differences
Under IFRS, current and deferred taxation assets and liabilities are measured using taxation rates enacted unless announcements of taxation rates by the government have the substantive effect of actual enactment. The Group’s deferred taxation assets and liabilities at March 31, 2005 were recorded at the substantially enacted taxation rate of 29%.
The taxation rate in South Africa varies depending on whether income is distributed. Upon distribution an additional taxation (secondary taxation on companies or “STC”) of 12.5% is due based on the amount of the dividends net of the STC credit for dividends received during a dividend cycle.
In conformity with IFRS, the Group reflects the STC as a component of the income taxation charge for the period in which dividends are declared. IFRS also requires that deferred taxation be provided for at the undistributed rate of 29%.
For the purpose of US GAAP, the Group believes that under SFAS 109: Accounting for Income Taxes (“SFAS 109”), measurement of current and deferred taxation liabilities and assets is based on provisions of the enacted taxation law; the effects of future changes in taxation laws or rates are not anticipated. Therefore, the enacted rate of 30% should be used for all taxation amounts (prior to the calculation of STC). Temporary differences should be tax effected using the taxation rate that will apply when income is distributed, i.e. an effective rate of 36.89% (2005: 37.78%; 2004: 37.78%) including STC.
The Group has therefore computed the estimated STC that would become payable upon distribution of relevant undistributed earnings and accrued that amount as an additional liability for US GAAP purposes.
The use of the higher rate not only affects the measurement of deferred taxation assets and liabilities, and hence the taxation charge for any period, but because temporary differences in a business combination need to be tax effected at the higher rate there is a consequent effect on the amount of goodwill recognised in a business combination under US GAAP.
In addition, SFAS 109 prohibits recognition of deferred taxation assets or liabilities that under SFAS 52 are remeasured from local currency into the functional currency using historical exchange rates and that result from either changes in exchange rates or indexing for taxation purposes. The functional currency of Vodacom Congo (RDC) s.p.r.l. is the US$ and it benefits from indexing for local Democratic Republic of the Congo taxation purposes which gives rise to a deferred taxation benefit for IFRS purposes of R100.9 million at March 31, 2006.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

45.
US GAAP INFORMATION (continued)
(g)
Deferred taxation
The taxation effects of the US GAAP adjustments have been calculated based on the enacted taxation rate of 36.89%
(2005: 37.78%; 2004: 37.78%).
A reconciliation of the deferred taxation balances under IFRS to the approximate amounts determined under US GAAP, where materially different, is as follows:
2004 2005
2006
Rm Rm
Rm
Net deferred taxation liabilities:
As reported under IFRS
132.3 164.0
304.7
Additional temporary differences (Note 45 d) 46.0 38.9
37.7
Business combination (Note 45 m) (58.3) (62.4)
(41.0)
Income taxation – other difference (Note 45 f) 1,035.0 1,169.1
1,346.8
Taxation effect of US GAAP adjustments 12.2 15.5
16.5
Deferred taxation in joint venture (Note 45 i) 100.2 –
–
As adjusted under US GAAP 1,267.4 1,325.1
1,664.7
Under IFRS, deferred taxation assets on deductible temporary differences are only recognised to the extent that it is probable that the future taxable profit will allow the deferred taxation asset to be recovered.
Under US GAAP, deferred taxation assets are recognised on all temporary differences. A valuation allowance is recognised if it is more likely than not that the asset will not be recovered. For US GAAP purposes, an additional deferred taxation asset and a corresponding valuation adjustment allowance of R279.4 million (2005: R109.3 million; 2004: R24.8 million)
have no effect on the net shareholder’s equity for the current year.
(h)
Capitalised interest
Under IFRS, interest cost incurred during the construction period is expensed as incurred.
Under US GAAP, interest cost incurred during the construction period (i.e. period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) is capitalised. The capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life. Capitalised interest was nil for the years ended March 31, 2006, 2005 and 2004 as the effect of capitalising interest, as compared with the effect of expensing interest, was not material.
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
Under US GAAP, joint ventures are accounted for under the equity method of accounting. Under the equity method, an investment in a joint venture is shown in the consolidated balance sheet of an investor as a single amount. Likewise, an investor’s share of earnings or losses from its investment is ordinarily shown in its consolidated income statement as a single amount. Typically an investor discontinues applying the equity method when its net investment (including net advances) is reduced to zero, unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support from the investee.

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
2004 2005
2006
Rm Rm
Rm
Investment in Vodacom Congo (RDC) s.p.r.l. under US GAAP is as follows:
Initial investment in ordinary shares reported under IFRS 5.1 –
–
Initial investment in preference shares reported under IFRS 243.1 –
–
Group’s share in accumulated losses of the joint venture net of dividends received
(216.6)
–
–
Foreign currency translation reserve under IFRS 85.5 –
–
Foreign currency translation reserve under US GAAP (3.2) –
–
Goodwill not amortised under US GAAP 11.2 –
–
Investment in associate under US GAAP 125.1 –
–
During the previous financial year the shareholders’ agreement was amended resulting in Vodacom Congo (RDC) s.p.r.l.
being accounted for as a 51% owned subsidiary (Note 30). Accordingly Vodacom Congo (RDC) s.p.r.l. is consolidated under both IFRS and US GAAP.
(j)
Minority interest
Under IFRS, net profit attributable for minority interests is included in the Group’s net profit. Under US GAAP, net income attributable for minority interest is presented as a single line item between the deduction for income taxes and income from continuing operations.
The Group adopted IAS 27: Consolidated and Separate Financial Statements (“IAS 27”), from April 1, 2004. In accordance with the guidance, the Group has reclassified its minority interest in the consolidated balance sheet from a liability into equity. The Group applied this reclassification retroactively.
Under US GAAP, minority interest is recorded outside of equity. Therefore, the minority interest under US GAAP is reclassified at the end of each fiscal year in the shareholders’ equity reconciliation.
In 2003, all the shareholders of Vodacom Tanzania Limited changed the terms of their shareholders loans, which for the Group were effectively long-term investments, to a non interest-bearing loan due to Vodacom Tanzania Limited securing external debt.
The change in the interest rate applicable to the loan changed the fair value of the loan on that date that the loan became interest-free. The loan was remeasured to amortised cost and the difference between the nominal amount of the loan and the fair value on remeasurement date was recorded as a gain in earnings. Under both IFRS and US GAAP, upon consolidation the
Group’s portion of the loan to Vodacom Tanzania Limited was eliminated. Under the revised IFRS accounting in terms of
IAS 27, the remaining portion related to the remeasurement of the loan advanced by the minority shareholders of Vodacom
Tanzania Limited was recorded as a capital contribution by the minority interest in equity. Under US GAAP, the Group recorded the gain on remeasurement of the minority interest of the loan in “minority interest” and recognised in earnings.
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
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

45.
US GAAP INFORMATION (continued)
(l)
Comprehensive income
2004 2005
2006
Rm Rm
Rm
Comprehensive income under US GAAP and accumulated other comprehensive income balances under US GAAP are summarised as follows:
Net income under US GAAP
2,990.1 3,770.1
4,764.6
Other comprehensive (loss)/income:
Foreign currency translation adjustment (190.0) (59.5)
117.2
Gain on derivatives – reclassified to earnings net of tax (4.8) (4.8)
(4.9)
Other comprehensive (loss)/income (194.8) (64.3)
112.3
Comprehensive income 2,795.3 3,705.8
4,876.9
Accumulated other comprehensive income balances:
Cumulative foreign currency translation adjustments (346.8) (406.3)
(289.1)
Cumulative effect adjustment of adoption of SFAS 133 22.8 18.0
13.1
(m)
Business combinations
Under IFRS, the Group elected to fair value 100% of the assets acquired and liabilities assumed, including minority interests.
The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill.
Under US GAAP, the Group fair values the percentage of the assets acquired and liabilities assumed, excluding minority interests. Similar to IFRS, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill. As a result, the carrying amount of the goodwill for US GAAP purposes is adjusted to reflect the different values assigned to the intangibles.
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
(n)
Revenue recognition
Under US GAAP, the Group applies EITF 00-21 to its revenue arrangements with multiple deliverables. This application has not resulted in a difference between the revenue recognised under US GAAP and IFRS.

45.
US GAAP INFORMATION (continued)
(o)
Recent accounting pronouncements
In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-based Payments” (“SFAS 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25, “Accounting for Stock Issued to
Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognised over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. For public entities that do not file as small business issuers, the standard is effective for the first annual reporting period that begins after June 15, 2005.
The Group is currently evaluating the impact of SFAS 123R on its results of operations, financial position and cash flows.
On November 24, 2004, the FASB issued SFAS 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS
151”). The amendments made by SFAS 151 clarify that “abnormal” amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS 151 is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International
Accounting Standards Board (“IASB”) toward development of a single set of high-quality accounting standards. The FASB and the IASB noted that ARB 43, Chapter 4 and IAS 2, Inventories, are both based on the principle that the primary basis of accounting for inventory is cost. Both of these accounting standards also require that “abnormal” amounts of idle freight, handling costs, and wasted materials be recognised as period costs; however, the Boards noted that differences in the wording of the two standards could have led to the inconsistent application of those similar requirements. The FASB concluded that clarifying the existing requirements in ARB 43 by adopting language similar to that used in IAS 2 is consistent with its goals of improving financial reporting in the United States and promoting convergence of accounting standards internationally. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15,
2005. The Group does not expect the adoption of SFAS 151 to have a material impact on its operations, financial position or cash flows.
In December 2004, the FASB issued SFAS 153, “Exchanges of Non-monetary Assets” (“SFAS 153”), which amends APB 29:
Accounting for Non-monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS
153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of SFAS 151 to have a material impact on its operations, financial position or cash flows.
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections”. SFAS 154 replaces APB 20,
“Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and amends the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. In many, but not all, aspects under SFAS
154 the accounting for changes and error corrections are converged with IAS 8 “Accounting Policies, Changes in
Accounting Estimates and Errors”. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group is currently evaluating the impact of SFAS 154 on its results of operations, financial position and cash flows.
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS 155 amends
SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS 140, “Accounting for Transfers and
Servicing of Financial Assets and Extinguishments of Liabilities” and resolves issues addressed in SFAS 133 Implementation
Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitised Financial Assets.” SFAS 155 is effective for all financial instruments acquired or issued after the first fiscal year beginning after September 15, 2006. The Group is currently evaluating the impact of SFAS 155 on its results of operations, financial position and cash flows.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

45.
US GAAP INFORMATION (continued)
(o)
Recent accounting pronouncements (continued)
In March 2006, the FASB issued SFAS 156 “Accounting for Servicing of Financial Assets – an amendment of FASB
Statement No. 140”. SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities”, with respect to the accounting for separately recognised servicing assets and servicing liabilities. SFAS 156 requires a company to recognise a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract principally in a transfer of the servicer’s financial assets that either meets the requirements for sale accounting, or is to a qualifying special-purpose entity in a guaranteed mortgage securitisation in which the transferor retains all of the resulting securities and classifies them as either available-for-
sale securities or trading securities in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity
Securities”. SFAS 156 requires all separately recognised servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits a company to choose to subsequently measure each class of separately recognised servicing assets and servicing liabilities using either a specified amortisation method or a specified fair value measurement method. SFAS 156 is applicable to all transactions entered into in fiscal years that begin after September 15, 2006. The
Group is currently evaluating the impact of SFAS 155 on its results of operations, financial position and cash flows.
46.
NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS
Accounting pronouncements adopted at March 31, 2006
The Group adopted the following revised and new International Financial Reporting Standards prior to their effective dates in the current financial year:
IAS 19 Employee Benefits
IFRS 6 Exploration for and Evaluation of Mineral Resources
IFRIC 4 Determining Whether an Arrangement Contains a Lease
IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6 Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
The Group adopted the following revised and new International Financial Reporting Standards in accordance with their effective dates during the current financial year:
IAS 16 Property, Plant and Equipment
IAS 17 Leases
IAS 40 Investment Property
IFRS 4 Insurance Contracts
IFRIC 1 Changes in the Existing Decommissioning, Restoration and Similar Liabilities
IFRIC 2 Member’s Shares in Co-operative Entities and Similar Instruments
The adoption of IFRS 6, IFRIC 1, IFRIC 2, IFRIC 5 and IFRIC 6 had no impact on the Group’s results or cash flow information for the year ended March 31, 2006.
Please refer to Note 23: Change in Accounting Policies, Reclassifications and Restatements for the effect of the above adoptions on the financial statements, if any.
Accounting pronouncements not adopted at March 31, 2006
In August 2005 the IASB amended IAS 1: Presentation of Financial Statements (“IAS 1”) to add requirements for disclosure about capital. These disclosure requirements include the entity’s objectives, policies and processes for managing capital;
quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements;
and if it has not complied, the consequences of such non-compliance.
These disclosure requirements apply to all entities, effective for annual periods beginning on or after January 1, 2007, with earlier adoption encouraged.
The Group will adopt the revised IAS 1 during the 2007 financial year and is currently evaluating the effects of the standard.

46.
NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS
(continued)
Accounting pronouncements not adopted at March 31, 2006 (continued)
In April 2005 the IASB issued an amendment to IAS 39: Financial Instruments: Recognition and Measurement (“IAS 39”) to
permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements – provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in IAS 39 must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss.
In June 2005 the IASB amended IAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss (the “fair value option”). The new revisions limit the use of the option to those financial instruments that meet certain conditions. Those conditions are that:
•
The fair value option designation eliminates or significantly reduces an accounting mismatch,
•
A group of financial assets, financial liabilities, or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy,
• An instrument contains an embedded derivative that meets particular conditions.
The fair value option amendment also provides that if a contract contains an embedded derivative, an entity may generally elect to apply the fair value option to the entire hybrid (combined) contract, thereby eliminating the need to separate out the embedded derivative. The abovementioned conditions are not relevant to this election.
In August 2005 the IASB amended the scope of IAS 39 to include financial guarantee contracts issued. However, if an issuer of financial guarantee contracts has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting applicable to insurance contracts, the issuer may elect to apply either IAS 39 or IFRS 4: Insurance
Contracts (“IFRS 4”) to such financial guarantee contracts. A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due.
Under IAS 39 as amended, financial guarantee contracts are recognised:
•
Initially at fair value.
•
Subsequently at the higher of (i) the amount determined in accordance with IAS 37: Provisions, Contingent Liabilities and Contingent Assets and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18: Revenue.
The amendments to IAS 39 and IFRS 4 are effective for annual periods beginning on or after January 1, 2006. The Group will adopt the amended IAS 39 during the 2007 financial year and is currently evaluating the effects of the amended standard.
In December 2005 the IASB amended IAS 21: The Effects of Changes in Foreign Exchange Rates (“IAS 21”). The
amendments concluded that the accounting treatment in consolidated financial statements of a monetary item that forms part of an entity’s net investment in a foreign operation, should not be dependent on the currency of the monetary item. The accounting should also not depend on which entity within the Group conducts a transaction with the foreign operation.
The amendment to IAS 21 is effective for annual periods beginning on or after January 1, 2006. The Group will adopt the amended IAS 21 during the 2007 financial year and is currently evaluating the effects of the amended standard.
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
continued
March 31, 2006

46.
NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS
(continued)
Accounting pronouncements not adopted at March 31, 2006 (continued)
In August 2005 the IASB issued IFRS 7: Financial Instruments: Disclosures (“IFRS 7”). The standard is effective for annual periods commencing on or after January 1, 2007. The standard adds certain new disclosures about financial instruments to those currently required by IAS 32: Financial Instruments: Disclosure and Presentation (“IAS 32”). The standard replaces the disclosures currently required by IAS 30: Disclosures in the Financial Statements of Banks and Similar Financial Institutions
(“IAS 30”). The standard therefore puts all of those financial instruments disclosures together in a new standard.
The Group will adopt IFRS 7 during the 2007 or 2008 financial years and is currently evaluating the effects of the standard.
In November 2005 the IASB issued IFRIC 7: Applying the Restatement Approach under IAS 29 Financial reporting in
Hyperinflationary Economies (“IFRIC 7”). The interpretation is effective for annual periods beginning on or after March 1,
2006. IFRIC 7 contains guidance on how an entity would restate its financial statements in the first year it identifies the existence of hyperinflation in the economy of its functional currency.
The Group will adopt IFRIC 7 during the 2007 financial year and does not believe that the adoption of the interpretation will have any effect.
In January 2006 the IASB issued IFRIC 8: Scope of IFRS 2 (“IFRIC 8”). The interpretation is effective for annual periods beginning on or after May 1, 2006. IFRIC 8 clarifies that IFRS 2: Share-based Payments (“IFRS 2”) applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies.
The Group will adopt IFRIC 8 during the 2007 financial year and does not believe that the adoption of the interpretation will have any effect.
In March 2006 the IASB issued IFRIC 9: Reassessment of Embedded Derivatives (“IFRIC 9”). The interpretation is effective for annual periods beginning on or after June 1, 2006. IAS 39: Financial Instruments: Recognition and Measurement (“IAS 39”)
requires an entity, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were standalone derivatives.
IFRIC 9 addresses:
•
Whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment be reconsidered throughout the life of the contract.
•
Whether a first-time adopter of IFRSs should make its assessment on the basis of the conditions that existed when the entity first became a party to the contract, or those prevailing when the entity adopts IFRSs for the first time.
The Group will adopt IFRIC 9 during the 2007 or 2008 financial years and is currently evaluating the effects of the standard.