Form 20-F
TELKOM SA LTD
filed 2007-07-17
CIK 1214299

As filed with the Securities and Exchange Commission on July 17, 2007
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
Or
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
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
Ordinary Shares, par value R10 per share  509,769,452
Class A Ordinary Share, par value R10 per share  1
Class B Ordinary Share, par value R10 per share  1
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
[ ] Yes
[x] No
X

EXPLANATORY NOTE
The consolidated financial statements of the Telkom Group and Vodacom as of and for the years ended March 31, 2006 and 2005, including the applicable notes thereto, contained in Item 18.
“Financial Statements” of this Annual Report on Form 20-F and the consolidated financial information of the Telkom Group and Vodacom as of and for the years ended March 31, 2006, 2005 and 2004 contained herein have been adjusted from those consolidated financial statements previously presented to reflect changes in accounting policy. In addition, the Telkom Group US GAAP income statement and balance sheet have been restated for the 2006 and 2005 financial years as the group retrospectively adopted SFAS123(R), share based payments, as of April 1, 2006. The Telkom Group balance sheet for the 2006 and 2005 financial years has also been restated to reclassify certain deferred tax balances from non-current assets and liabilities to current assets and liabilities in accordance with the requirements of SFAS109. Amounts in accordance with US GAAP in respect of the 2004 financial year have not been restated. In addition, the Vodacom Group US GAAP income statement and balance sheet have been restated for the 2006, 2005 and 2004 financial years as the group retrospectively adopted SFAS123(R), share based payments as of April 1, 2006. The consolidated financial statements and related financial information of the Telkom Group and Vodacom as of and for the year ended March 31, 2003 cannot be provided without unreasonable effort or expense due to certain changes in accounting policy and restatements in the 2006 financial year described in the Telkom Group’s Annual Report on Form 20-F for the year ended March 31, 2006 filed with the SEC (the “2006 Annual Report”). The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the changes in accounting policy that ended prior to the year ended March 31, 2007. For this reason, those prior
Annual Reports and the consolidated financial statements and applicable notes thereto, auditors’
reports and related financial information contained in such reports should no longer be relied upon.
For a description of the changes in accounting policy, see note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included herein.
Unless the context requires otherwise, references to “we”, “us”, “our” and the “Telkom Group” in this annual report refer to Telkom SA Limited and its subsidiaries and its 50% interest in Vodacom, and references to “Telkom” in this annual report refer only to Telkom SA Limited. References to
“Vodacom” in this annual report refer to Telkom’s 50% owned joint venture, Vodacom Group (Pty)
Limited, and its subsidiaries. We do not control Vodacom, the management of which requires consensus agreement among its shareholders who are party to Vodacom’s joint venture agreement.
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
Forward looking statements can generally be identified by the use of terminology such as “may”, “will”,
“should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”,
“can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking.

These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements.
Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information – Risk Factors”, including, but not limited to, increased competition in the South African telecommunications market; developments in the regulatory environment; the significant political, economic, regulatory and legal risks associated with
Vodacom’s and Telkom’s investments outside South Africa; continued mobile growth and reductions in
Vodacom’s and Telkom’s net interconnect margins; Telkom’s and Vodacom’s ability to expand their operations and make acquisitions and investments in other African countries; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our negative working capital; continuing rapid changes in technology and delays in the implementation of new technologies; our ability to reduce high rates of theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the
South African Regulation of Interception of Communications and Provisions of Communication-
Related Information Act and the impact of these requirements on our business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and
the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.
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

TABLE OF CONTENTS
Page
PART I
Item 1. Identity of directors, senior management and advisors  4
Item 2. Offer statistics and expected timetable  4
Item 3. Key information  4
Item 4. Information on the company 40
Item 5. Operating and financial review and prospects  130
Item 6. Directors, senior management and employees 182
Item 7. Major shareholders and related party transactions  207
Item 8. Financial information 215
Item 9. The offer and listing 220
Item 10. Additional information  222
Item 11. Quantitative and qualitative disclosures about market risk 252
Item 12. Description of securities other than equity securities 258
PART II
Item 13. Defaults, dividend arrearages and delinquencies 259
Item 14.
Material modifications to the rights of security holders and use of proceeds
259
Item 15. Controls and procedures  259
Item 16A. Audit committee financial expert  261
Item 16B. Code of ethics 261
Item 16C. Principal accountant fees and services  262
Item 16D. Exemptions from the listing standards for audit committees 263
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers 264
PART III
Item 17. Consolidated financial statements 265
Item 18. Consolidated financial statements  265
Item 19. Exhibits  266

PART I
Item 1.
Identity of directors, senior management and advisors
Not applicable.
Item 2.
Offer statistics and expected timetable
Not applicable.
Item 3.
Key information
SELECTED HISTORICAL CONSOLIDATED FINANCIAL
AND OTHER DATA OF THE TELKOM GROUP
The following table sets forth selected historical consolidated financial and other data of the
Telkom Group as of and for each of the periods set forth therein. Information in the following table includes our 50% interest in the results, assets, liabilities and equity of Vodacom, which we proportionately consolidate. Unless otherwise indicated, fixed-line statistical data is derived from the results of operations of our fixed-line segment, which provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary,
TDS Directory Operations, previously Telkom Directory Services; wireless data services through our wholly owned subsidiary, Swiftnet; and internet services outside South Africa through our newly acquired wholly owned subsidiary, Africa Online.
The Telkom Group’s consolidated financial information discussed below reflects the following changes to the basis of preparation:
•  the adoption of revised IAS21 and IAS39 and the adoption of new IFRIC4, which are applicable for financial years beginning on or after January 1, 2006; and
•  the adoption of new IFRIC7, which is applicable for financial periods beginning on or after
March 1, 2006.
For a more detailed description of these items, please refer to note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.
In addition, the Telkom Group US GAAP income statement and balance sheet have been restated
for the 2006 and 2005 financial years as the group retrospectively adopted SFAS123(R), share based payments, as of April 1, 2006. The Telkom Group balance sheet for the 2006 and 2005 financial years has also been restated to reclassify certain deferred tax balances from non-current assets and liabilities to current assets and liabilities in accordance with the requirements of SFAS109. Amounts in accordance with US GAAP in respect of the 2004 financial year have not been restated.
The selected financial information presented below as of and for the years ended March 31, 2006,
2005 and 2004 has been adjusted to reflect changes in accounting policy. The consolidated financial statements and related financial information of the Telkom Group and Vodacom as of and for the year ended March 31, 2003 cannot be provided without unreasonable effort or expense due to certain changes in accounting policy and restatements in the 2006 financial year described in the 2006
Annual Report. The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the changes in accounting policy that ended prior to the year ended March 31, 2007. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors’ reports and related financial information contained in such reports should no longer be relied upon.

The following selected historical consolidated financial data of the Telkom Group as of and for each of the three years ended March 31, 2007 was extracted from the Telkom Group’s consolidated financial statements included in this annual report, which have been audited by Ernst & Young Inc.,
Registered Auditors, Chartered Accountants (SA). The following selected historical consolidated financial data of the Telkom Group as of and for the year ended March 31, 2004 was extracted from the Telkom Group’s consolidated financial statements not included in this annual report, which have also been audited by Ernst & Young Inc., Registered Auditors, Chartered Accountants (SA).
The consolidated financial statements of the Telkom Group have been prepared in accordance with International Financial Reporting Standards, or IFRS, which differs in certain respects from US
Generally Accepted Accounting Principles, or US GAAP. For a description of the principal differences between IFRS and US GAAP relevant to the consolidated financial statements of the Telkom Group and a reconciliation to US GAAP of net income and shareholders’ equity, see note 46 of the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years ended March 31, 2007 included in this annual report.
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
Fixed access lines are comprised of public switched telecommunications network lines, or PSTN lines, including integrated services digital network channels, or ISDN channels, prepaid lines, ADSL lines and public and private payphones, but excluding internal lines in service. We calculate fixed-line penetration, or teledensity, based on the total number of telephone lines in service at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid year in the periods indicated as published by Statistics South Africa, a South
African governmental department. We calculate fixed-line traffic, other than international outgoing mobile traffic, international interconnection traffic and international voice over internet protocol traffic, by dividing traffic operating revenue for the particular category by the weighted average tariff for such category during the relevant period. Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the traffic registered through the respective exchanges and reflected in international interconnection invoices. International voice over internet protocol traffic is based on the traffic reflected in invoices. We calculate revenue per fixed access line by dividing total fixed-line revenue during the period, excluding data and directories and other revenue, by the average number of fixed access lines in service during the period. We calculate our number of fixed-lines per fixed-line employee on the basis of fixed access lines in service at period end divided by the number of employees of Telkom at period end.
Rand amounts as of and for the year ended March 31, 2007 have been translated into Dollars solely for your convenience at R7.29 per $1.00, the Rand noon buying rate discussed in Item 3. “Key
Information – Exchange Rates” on March 30, 2007, the last business day prior to the date of the
Telkom Group’s most recent consolidated balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.

You should read the following information together with Item 3. “Key Information – Risk Factors”,
Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.
THE TELKOM GROUP
Year ended March 31,
2004
2005
2006
2007
2007
ZAR
ZAR
ZAR
ZAR
USD
(in millions, except per share amounts)
Income Statement Data
Amounts in accordance with IFRS
Operating revenue
40,582
43,160
47,625
51,619
7,081
Other income
(1)
255
280
480
384
53
Operating expenses
(31,499)    (32,179)  (33,428)   (37,533)
(5,149)
Employee expenses
(2)
(7,408) (8,111) (7,489) (8,454) (1,160)
Payments to other operators (5,985) (6,132) (6,826) (7,590) (1,041)
Selling, general and administrative
(3)
(7,665)
(8,824)   (10,273)   (12,902)
(1,770)
Services rendered (2,269) (2,021) (2,114) (2,291) (314)
Operating leases (924) (803) (850) (981) (135)
Depreciation, amortization, impairments
and write-offs
(4)
(7,248) (6,288) (5,876) (5,315) (729)
Operating profit
9,338
11,261
14,677
14,470
1,985
Investment income 322 350 397 235 32
Finance charges
(3)
(3,264) (1,694) (1,223) (1,125) (154)
Profit before tax
6,396
9,917
13,851
13,580
1,863
Taxation (1,738) (3,082) (4,523) (4,731) (649)
Profit for the year
4,658
6,835
9,328
8,849
1,214
Attributable to:
Equity holders of Telkom 4,589 6,752 9,189 8,646 1,186
Minority interest 69 83 139 203 28
Weighted average number of ordinary shares
outstanding
Basic 557 541 526 514 514
Diluted 557 543 529 516 516
Earnings per share (cents)
Basic
823.9     1,246.9     1,746.1     1,681.0
230.6
Diluted
823.9     1,244.5     1,736.6     1,676.3
229.9
Dividends per share (cents)
90.0
110.0
900.0
900.0
123.5
Amounts in accordance with US GAAP
RESTATED   RESTATED
Operating revenue 30,541 30,887 32,035 32,540 4,464
Operating income 6,853 8,123 10,278 9,097 1,248
Net income 4,215 6,185 8,870 8,394 1,151
Earnings per share (cents)
Basic
756.7     1,142.2    1,685.4     1,632.0
223.8
Diluted
756.7     1,140.0    1,676.3     1,627.5
223.2

As of March 31,
2004
2005
2006
2007
2007
ZAR
ZAR
ZAR
ZAR
USD
(in millions)
Balance Sheet Data
Amounts in accordance with IFRS
Total assets
53,174
57,597
57,544
59,146
8,113
Current assets 11,423 15,045 12,731 10,376 1,423
Cash and cash equivalents 3,218 3,210 4,948 749 103
Other current assets 8,205 11,835 7,783 9,627 1,320
Non-current assets 41,751 42,552 44,813 48,770 6,690
Total liabilities
(5)
31,346
31,236
28,078
27,138
3,722
Current liabilities
(6)
14,639 17,366 15,687 18,584 2,549
Short-term debt
(5)(6)
4,473 5,408 4,161 6,467 887
Other current liabilities 10,166 11,958 11,526 12,117 1,662
Non-current liabilities
(7)
16,707 13,870 12,391 8,554 1,173
Long-term debt
(5)(7)
12,703 9,504 7,655 4,338 595
Other non-current liabilities 4,004 4,366 4,736 4,216 578
Total equity
21,828
26,361
29,466
32,008
4,391
Attributable to:
Equity holders of Telkom 21,628 26,141 29,165 31,724 4,352
Minority interest 200 220 301 284 39
Amounts in accordance with US GAAP
RESTATED   RESTATED
Total assets 47,940 52,766 52,452 52,660 7,223
Total liabilities 27,179 28,122 25,158 24,167 3,314
Shareholders’ equity 20,608 24,489 27,135 28,320 3,885

Year ended March 31,
2004
2005
2006
2007
2007
ZAR
ZAR
ZAR
ZAR
USD
(in millions)
Cash Flow Data
Amounts in accordance with IFRS
Cash flows from operating activities 13,884 15,711 9,506 9,356 1,283
Cash flows from investing activities (5,423) (6,306) (7,286) (10,412) (1,428)
Cash flows from financing activities (6,481) (9,897) (258) (2,920) (401)
Other Data
Amounts in accordance with IFRS
EBITDA
(8)
16,586 17,549 20,553 19,785 2,714
Total debt (at period end)
(5)(9)
17,176 14,912 11,816 10,805 1,482
Capital expenditures excluding intangibles 4,936 4,464 6,310 8,648 1,186
Capital expenditures including intangibles 5,368 5,851 7,506 10,249 1,406
Year ended March 31,
2003
2004
2005
2006
2007
Fixed-Line Statistical Data
Fixed access lines (thousands) (at period end)
(10)
4,709
4,680
4,726
4,708
4,642
Postpaid
(10)
PSTN
(11)
3,197 3,048 3,006 2,996 2,971
ISDN channels 516 601 664 693 718
Prepaid 817 856 887 854 795
Payphones
(12)
179 175 169 165 158
Fixed-line penetration rate (%) (at period end)
(10)

10.4
10.1
10.1
10.0
9.8
Revenue per fixed access line (ZAR)
(10)
5,157
5,341
5,250
5,304
5,275
Total fixed-line traffic (millions of minutes)
(13)
32,868
32,942
31,706
31,015
29,344
Local 20,396 20,547 19,314 18,253 16,655
Long distance 4,728 4,616 4,453 4,446 4,250
Fixed-to-mobile 4,135 3,980 3,911 4,064 4,103
International outgoing 439 427 415 515 558
International voice over internet protocol – 25 89 83 38
Interconnection 3,170 3,347 3,524 3,654 3,740
Data Communications Services
(at period end)
Managed network sites 7,729 9,061 11,961 16,887 21,879
Internet dial-up subscribers 98,690    142,208   202,410    228,930    210,453
Internet ADSL subscribers – 8,559 22,870 53,997 92,140
Internet satellite subscribers – 192 1,427 1,981 2,420
Total ADSL subscribers
(14)
2,632 20,145 58,278   143,509    255,633
Number of full-time, Telkom employees
(at period end)
(15)
35,361
32,358
28,972
25,575
25,864
Fixed-lines per Telkom employee
(at period end)
(10)(15)
133 145 163 184 180

(1)
Other income includes profit and losses on disposal of investments, property, plant and equipment and intangible assets.
(2)
Employee expenses include workforce reduction expenses of R24 million, R88 million, R961 million and R302 million in the years ended March 31, 2007, 2006, 2005 and 2004, respectively.
(3)
In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom’s arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed. In the year ended March 31, 2007 we recorded a provision of R527 million for probable liabilities related to
Telkom’s arbitration with Telcordia, excluding legal fees, of which R510 million is included in selling, general and administrative expenses and R11 million for interest and R6 million for foreign exchange rate effect is included in finance charges.
(4)
Depreciation, amortization, impairments and write-offs include costs in respect of write-offs of R284 million, R188 million,
R210 million and R201 million in the 2007, 2006, 2005 and 2004 financial years, respectively.
(5)
As of March 31, 2007, R4.5 billion of our debt was guaranteed by the Government of the Republic of South Africa.
(6)
Includes short-term portion of finance leases and utilized credit facilities.
(7)
Includes long-term portion of finance leases.
(8)
EBITDA can be reconciled to profit for the year as follows:
Year ended March 31,
2004
2005
2006
2007
2007
ZAR
ZAR
ZAR
ZAR
USD
(in millions)
EBITDA
16,586
17,549
20,553
19,785
2,714
Depreciation, amortization, impairments
and write-offs
(7,248) (6,288) (5,876) (5,315) (729)
Investment income 322 350 397 235 32
Finance charges (3,264) (1,694) (1,223) (1,125) (154)
Taxation (1,738) (3,082) (4,523) (4,731) (649)
Profit for the year
4,658
6,835
9,328
8,849
1,214
Attributable to:
Equity holders of Telkom 4,589 6,752 9,189 8,646 1,186
Minority interest 69 83 139 203 28
(9)
Includes short-term and long-term debt, finance lease obligations and utilized credit facilities.
(10)  Fixed access lines are comprised of PSTN lines, including ISDN lines and payphones, but excluding Telkom internal lines in service. Each analog PSTN line includes one access channel, each basic rate ISDN line includes two access channels and each primary rate ISDN line includes 30 access channels. Restated revenue per fixed access lines for the 2003 financial year is unaudited.
(11)  Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.
(12)  Includes public and private payphones.
(13)  Traffic includes dial up internet traffic.
(14)  Excludes Telkom internal ADSL services of 523, 249, 254, 168 and 37 as of March 31, 2007, 2006, 2005, 2004 and 2003,
respectively.
(15)  Includes employees of Telkom only.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL
AND OTHER DATA OF VODACOM GROUP
The following table sets forth selected consolidated financial and other data of Vodacom as of and for each of the periods set forth therein. Information in the Vodacom table reflects 100% of Vodacom’s results of operations. Unless otherwise indicated, information with respect to Vodacom’s other African operations in the Vodacom table reflects 100% of the operations of Vodacom’s subsidiaries in
Lesotho, Tanzania and Mozambique. Vodacom Congo was fully consolidated as a subsidiary in
Vodacom’s consolidated financial statement effective April 1, 2004 after certain clauses granting the outside shareholders participating rights had been removed from the Vodacom Congo shareholders agreement. As a result, unless otherwise indicated, information with respect to Vodacom Congo in the table reflects Vodacom’s 51% interest in Vodacom Congo that was proportionately consolidated in
Vodacom’s consolidated financial statements in the year ended March 31, 2004 and 100% of
Vodacom Congo in the years ended March 31, 2007, 2006 and 2005. We proportionately consolidate our 50% interest in Vodacom in the Telkom Group’s consolidated financial statements. Vodacom’s other operating income, direct network operating costs, depreciation, staff expenses, marketing and advertising expenses, general administration expenses, amortization of intangible assets and integration costs, disposal of operations and impairments are presented as separate line items in
Vodacom’s consolidated financial statements, but have been combined under the heading “operating expenses” in the table set forth below.
Vodacom’s consolidated financial information discussed below reflects the following changes to the basis of preparation:
•   the early adoption of the revised and new IFRS8 and IFRIC8, respectively, which are applicable for the financial years beginning on or after May 1, 2006 and January 1, 2009, respectively;
•   the adoption of revised IAS21 and IAS39, which are applicable for financial years beginning on or after January 1, 2006; and
•   the adoption of new IFRIC7, which is applicable for financial periods beginning on or after
March 1, 2006.
For a more detailed description of these items, please refer to Item 5. “Operating and Financial
Review and Prospects” and note 23 of the notes to the audited consolidated financial statements of
Vodacom included in this annual report.
In addition, the Vodacom Group US GAAP income statement and balance sheet have been restated for the 2006, 2005 and 2004 financial years as the group retrospectively adopted
SFAS123(R), share based payments, as of April 1, 2006.
The selected financial information presented below and the audited consolidated financial statements as of and for each of the three years ended March 31, 2007 reflect the above described restatements. The selected financial information and consolidated financial statements as of and for the year ended March 31, 2003 have not been presented as these cannot be provided on a restated
basis, without unreasonable effort or expense due to certain changes in accounting policy and restatements in the 2006 financial year described in the 2006 Annual Report. The Telkom Group has not amended, and does not intend to amend, its previously filed Annual Reports on Form 20-F for the years affected by the restatements that ended prior to March 31, 2007. For this reason, those prior
Annual Reports and the consolidated financial statements and applicable notes thereto, and related financial information contained in such reports should not be relied upon.
The following selected historical consolidated financial data of Vodacom as of and for each of the three years ended March 31, 2007 have been extracted from Vodacom’s consolidated financial statements included in this annual report, which were audited by Deloitte & Touche, Registered
Auditors, Chartered Accountants (SA). The following selected historical consolidated financial data of

Vodacom as of and for the year ended March 31, 2004 was extracted from Vodacom’s consolidated financial statements not included in this annual report, which were also audited by Deloitte & Touche,
Registered Auditors, Chartered Accountants (SA).
The consolidated financial statements of Vodacom have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. For a description of the principal differences between
IFRS and US GAAP relevant to the consolidated financial statements of Vodacom and a reconciliation to US GAAP of net income and shareholders’ equity, see note 45 of the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years ended March 31,
2007 included in this annual report.
EBITDA represents net profit, which includes profit on sale of investments, before taxation, finance charges, investment income and depreciation, amortization and impairments. We believe that
EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US
GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.
Vodacom’s customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of the end of the period indicated. See Item 4. “Information on the Company – Business Overview – Mobile Communications –
South Africa – Customers” for a discussion of Vodacom’s procedures with respect to disconnections and inactive customers. Vodacom’s churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period. Vodacom’s South African market share is derived from Vodacom’s total customers, MTN’s total estimated mobile customers and Cell C’s total estimated mobile customers. Vodacom calculates penetration, or teledensity, based on the total number of customers at the end of the period per
100 persons in the population of South Africa. Population is the estimated South African population at the mid-year in the periods indicated as published by Statistics South Africa, a South African governmental department. Vodacom’s traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls. Vodacom’s average monthly revenue per customer, or ARPU, is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks. Vodacom’s average monthly minutes of use per customer, or average MOU, is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. MOU excludes calls to free services, bundled minutes and data minutes. Cumulative network capital expenditure per customer is the cumulative network capital expenditure since the launch of Vodacom’s South African network divided by Vodacom’s average customers in South Africa for the period.
Rand amounts as of and for the year ended March 31, 2007 have been translated into Dollars solely for your convenience at R7.29 per $1.00, the Rand noon buying rate discussed in Item 3.
“Key Information – Exchange Rates,” on March 30, 2007, the last business day prior to the date of
Vodacom’s most recent balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.

You should read the following information together with Item 3. “Key Information – Risk Factors,”
Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.
VODACOM GROUP
Year ended March 31,
2004
2005
2006
2007
2007
ZAR
ZAR
ZAR
ZAR
USD
RESTATED  RESTATED RESTATED
(in millions)
Income Statement Data
Amounts in accordance with IFRS
Revenue
22,855
27,315
34,043
41,146
5,644
Operating expenses
(1)
(17,630)   (20,837)  (25,177)   (30,286)
(4,154)
Operating profit
(2)
5,225
6,478
8,866
10,860
1,490
Interest, dividends and other financial income 657 623 612 1,336 183
Finance cost (1,108) (600) (1,251) (1,800) (247)
Profit before tax
4,774
6,501
8,227
10,396
1,426
Taxation (1,722) (2,613) (3,084) (3,836) (526)
Net profit
3,052
3,888
5,143
6,560
900
Attributable to:
Equity shareholders 3,026 3,857 5,026 6,342 870
Minority interest 26 31 117 218 30
RESTATED    RESTATED   RESTATED
Amounts in accordance with US GAAP
Net profit for the year 2,985 3,762 4,773 6,559 900
.

As of March 31,
2004
2005
2006
2007
2007
ZAR
ZAR
ZAR
ZAR
USD
RESTATED RESTATED RESTATED
(in millions)
Balance Sheet Data
Amounts in accordance with IFRS
Total assets
20,174
22,595
24,768
28,470
3,905
Current assets 7,323 8,706 8,689 7,626 1,046
Cash and cash equivalents 2,370 3,990 3,146 771 106
Other current assets 4,953 4,716 5,543 6,855 940
Non-current assets 12,851 13,889 16,079 20,844 2,859
Total liabilities
12,570
14,707
16,096
18,823
2,582
Current liabilities 10,252 11,474 13,859 15,011 2,059
Short-term debt
(3)
1,617 2,203 3,036 1,380 189
Other current liabilities 8,635 9,271 10,823 13,631 1,870
Non-current liabilities 2,318 3,233 2,237 3,812 523
Long-term debt
(4)
1,217 2,214 819 2,054 282
Other non-current liabilities 1,101 1,019 1,418 1,758 241
Total equity
7,604
7,888
8,672
9,647
1,323
Attributable to:
Equity shareholders of Vodacom 7,511 7,759 8,389 9,426 1,293
Minority interest 93 129 283 221 30
RESTATED RESTATED RESTATED
Amounts in accordance with US GAAP
Shareholders’ equity 6,706 6,850 7,221 8,225 1,128

Year ended March 31,
2004
2005
2006
2007
2007
ZAR
ZAR
ZAR
ZAR
USD
RESTATED RESTATED RESTATED
(in millions)
Cash Flow Data
Amounts in accordance with IFRS
Cash flows from operating activities 4,790 4,150 4,501 4,858 666
Cash flows from investing activities (3,000) (3,374) (4,791) (6,584) (903)
Cash flows from financing activities (798) (195) (108) (200) (27)
Other Data
Amounts in accordance with IFRS
EBITDA
(2)(5)
7,757 9,590 11,809 14,244 1,954
Total debt (at period end)
(6)
2,833 4,417 3,855 3,435 471
Capital expenditures excluding intangibles 2,891 3,288 4,699 6,137 842
South Africa 1,659 2,617 3,977 4,651 638
Other African countries 1,232 671 722 1,486 204
Capital expenditures including intangibles 3,012 3,494 5,142 7,214 990
South Africa 1,666 2,800 4,400 5,638 774
Other African countries 1,346 694 742 1,576 216
Year ended March 31,
2003
2004
2005
2006
2007
Statistical Data
South Africa
Total mobile customers (thousands)
(at period end)
(7)
7,874
9,725
12,838
19,162
23,004
Contract 1,181 1,420 1,872 2,362 3,013
Prepaid 6,664 8,282 10,941 16,770 19,896
Community services telephones 29 23 25 30 95
Total inactive mobile customers (%)
(at period end)
(8)
n/a
n/a
7.9
8.7
10.7
Contract n/a n/a 1.5 2.4 3.1
Prepaid n/a n/a 9.0 9.6 11.8
Mobile churn (%)
(9)
30.4
36.6
27.1
17.7
33.8
Contract 11.9 10.1 9.1 10.0 9.7
Prepaid 34.0 41.3 30.3 18.8 37.5
Mobile market share (%) (at period end)
57
54
56
58
58
Mobile penetration (%) (at period end)
30.2
39.0
49.5
70.6
84.2
Total mobile traffic (millions of minutes)
(10)
n/a
12,172
14,218
17,066
20,383
Outgoing n/a 7,647 9,231 11,354 13,638
Incoming n/a 4,525 4,987 5,712 6,745
Mobile ARPU (ZAR)
183
177
163
139
125
Contract 629 634 624 572 517
Prepaid 90 90 78 69 63
Community services 1,861 2,155 2,321 1,796 902

Year ended March 31,
2003
2004
2005
2006
2007
Average MOU
101
96
84
74
69
Contract 269 263 226 206 188
Prepaid 54 56 52 49 47
Community services 3,162 3,061 3,185 2,327 1,151
Cumulative capital expenditure
per customer (ZAR) (at period end)
1,933
1,720
1,515
1,257
1,187
Number of mobile employees (at period end)
(11)
3,904
3,848
3,919
4,305
4,727
Number of mobile customers per mobile
employee (at period end)
(11)
2,017
2,527
3,276
4,451
4,867
Other African countries
(12)
Total mobile customers (thousands)
(at period end)
(7)
773
1,492
2,645
4,358
7,146
Lesotho 78 80 147 206 279
Tanzania 447 684 1,201 2,091 3,247
Democratic Republic of the Congo 248 670 1,032 1,571 2,632
Mozambique n/a 58 265 490 988
Churn (%)
(9)
Lesotho 70.6 65.1 17.3 22.3 19.0
Tanzania 13.3 30.0 29.6 28.5 35.6
Democratic Republic of Congo 24.2 20.2 23.1 28.1 30.4
Mozambique n/a 0.3 11.3 32.2 41.7
Gross connections (thousands)
Lesotho 76 51 70 98 119
Tanzania 262 404 746 1,353 2,092
Democratic Republic of the Congo 260 513 565 892 1,688
Mozambique n/a 58 225 342 797
Penetration (%) (at period end)
(13)
Lesotho 4.3 5.1 7.4 12.9 17.2
Tanzania 2.2 3.3 5.1 9.2 15.8
Democratic Republic of the Congo 1.0 2.3 3.5 5.5 8.9
Mozambique n/a 2.6 4.2 8.4 14.3
ARPU
Lesotho (ZAR) 104 125 92 78 75
Tanzania (ZAR) 217 128 81 67 52
Democratic Republic of the Congo (ZAR) 200 150 98 86 77
Mozambique (ZAR) n/a 110 52 36 28
Number of employees (at period end)
(11)
502
761
1,074
1,154
1,522
Lesotho 74 68 63 67 63
Tanzania 224 316 350 438 527
Democratic Republic of the Congo 204 334 538 479 745
Mozambique n/a 43 123 170 187
Number of mobile customers per mobile
employee (at period end)
(11)
1,540
1,961
2,463
3,776
4,695

(1)
Includes other income of R119.8 million, R125.1 million, R63.8 million and R57.6 million in the years ended March 31,
2007, 2006, 2005 and 2004, respectively.
(2)
Operating profit and EBITDA includes an impairment of R268 million in respect of assets in Mozambique in the 2005 financial year, a reversal of the impairment loss of R53 million in the 2006 financial year due to an increase in the fair value of the assets in Mozambique and an impairment loss of R23 million in the 2007 financial year in respect of the assets in Mozambique due to a decrease in the fair value of the assets.
(3)
Includes short-term portion of finance leases, funding loans and non-interest bearing debt, as well as utilized credit facilities.
(4)
Includes long-term portion of finance leases, funding loans and non-interest bearing debt.
(5)
EBITDA can be reconciled to net profit as follows:
Year ended March 31,
2004
2005
2006
2007
2007
ZAR
ZAR
ZAR
ZAR
USD
RESTATED RESTATED RESTATED
(in millions)
EBITDA
7,757
9,590
11,809
14,244
1,954
Depreciation, amortization and impairments (2,532) (3,112) (2,943) (3,384) (464)
Interest, dividends and other financial income 657 623 612 1,336 183
Finance costs (1,108) (600) (1,251) (1,800) (247)
Taxation (1,722) (2,613) (3,084) (3,836) (526)
Net profit
3,052
3,888
5,143
6,560
900
Attributable to:
Equity shareholders of Vodacom
3,026 3,857 5,026 6,342 870
Minority interest 26 31 117 218 30
(6) Includes interest bearing and non-interest bearing debt, funding loans and utilized credit facilities.
(7) Includes inactive customers.
(8) Vodacom’s inactive customers are defined as all customers registered on Vodacom’s network for which no revenue generating activity has been recorded for a period of three consecutive months. In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom has corrected inactive customers as of March 31,
2005. Information for prior years is unavailable. Up to June 15, 2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. Because a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity and a majority of such messages are never retrieved by the customer, resulting in estimated ARPUs of less than R1 per month, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity effective
June 15, 2006. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006. Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPUs increased during the 2007 financial year.
(9)
Vodacom’s contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. Prepaid customers in South Africa were disconnected if they did not recharge their vouchers after being in time window lock for six months for periods prior to November and December 2002, for four months for periods from
November and December 2002 until April 2003 and for three months from April 2003 until December 2003. Time window lock occurs when a customer’s paid active time window, or access period expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers in South Africa to align itself with European and industry standards. From
December 2003, prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. For other African countries, each subsidiary has its own disconnection rule to disconnect inactive prepaid customers. Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom Tanzania, Vodacom DRC and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of 215 consecutive days. See
Item 4.“Information on the Company – Business Overview – Mobile communications” and “Information on the Company –
History and development of the Company – Recent Developments – Vodacom’s change in South African definition of active customers.”

(10)   Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 and 2004 financial years. Information for the prior year is unavailable.
(11)   Vodacom had a total of 581, 469, 183, 280 and 219 temporary and contract employees as of March 31, 2007, 2006,
2005, 2004, and 2003, respectively. Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of employees of other African countries and excluded from Vodacom South Africa’s number of employees.
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
Dividends are expressed in Rands and translated, solely for the convenience of the reader, into
Dollars at the Rand noon buying rate described in Item 3. “Key Information – Exchange Rates” below on the relevant dividend payment date. The actual rate that cash dividends are converted to Dollars by the depositary may not equal the Rand noon buying rate on the dividend payment date.
Dividends paid per
Dividends paid
Total dividends
Dividend
Ordinary Share
per ADS
(millions)
cover
(1)
Year ended March 31,
ZAR
USD
ZAR
USD
ZAR
USD
Cover
2007
(2)
9.00
(3)
1.25
(3)
36.00
(3)
4.99
(3)
4,677.4
(3)
647.8
(3)
1.9x
2006
(4)
9.00
(5)
1.30
(5)
36.00
(5)
5.22
(5)
4,801.2
(5)
695.8
(5)
1.9x
2005
(6)
1.10
(7)
0.18
(7)
4.40
(7)
0.72
(7)
606.7
(7)
99.1
(7)
11.1x
2004
(8)
0.90
(9)
0.13
(9)
3.60
(9)
0.53
(9)
501.3
(9)
74.5
(9)
9.2x
2003 – – – – – – n/a
(1)
Dividend cover is calculated by dividing profit for the year attributable to equity holders of Telkom by the dividend for the year.
(2)
Based on 519,711,236 ordinary shares outstanding. As of March 31, 2007, 23,086,074 of the 532,855,528 issued ordinary shares were held by Telkom’s subsidiaries.
(3)
Includes a 2006 financial year final ordinary dividend No. 11 of R5.00 per share and a special dividend of R4.00 per share that was paid on July 14, 2006 to shareholders registered as of July 7, 2006.
(4)
Based on 533,465,571 ordinary shares outstanding. As of March 31, 2006, 23,536,579 of the 544,944,899 issued ordinary shares were held by Telkom’s subsidiaries.
(5)
Includes a 2005 financial year final ordinary dividend No. 10 of R4.00 per share and a special dividend of R5.00 per share that was paid on July 8, 2005 to shareholders registered as of July 1, 2005.
(6)
Based on 551,509,083 ordinary shares outstanding. As of March 31, 2005, 23,566,248 of the 557,031,819 issued ordinary shares were held by Telkom’s subsidiaries.
(7)
Paid on July 9, 2004.
(8)
Based on 557,031,819 ordinary shares outstanding. As of March 31, 2004, 3,185,736 of the 557,031,819 issued ordinary shares were held by Telkom’s subsidiaries.
(9)
Special dividend.
On June 13, 2007, Telkom’s board of directors declared a 2007 financial year final ordinary dividend No. 12 of R6.00 per share and a special dividend of R5.00 per share to be paid on July 9,
2007 to shareholders registered as of July 6, 2007, which are not included in the table.
Telkom did not declare any dividends in the year ended March 31, 2003 prior to its initial public offering in order to repay debt and reinvest profits in its fixed-line network modernization, rehabilitation and line-rollout program.
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
following:
• our earnings;
• our financial condition;

• our capital requirements;
• general business conditions and strategies and other investment opportunities;
• dividends received from Vodacom;
• cash flows and the availability of cash;
• net debt levels;
• interest coverage and future expectations;
• share buy back plans;
• the possible effects on our credit worthiness;
• contractual restrictions on the payment of dividends;
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
Telkom’s ability to make future dividend payments will be determined based upon its financial position under IFRS. The following table sets forth a reconciliation of retained earnings in accordance with IFRS to distributable retained earnings in accordance with IFRS for the periods indicated.
Year ended March 31,
2004
2005
2006
2007
2007
ZAR
ZAR
ZAR
ZAR
USD
(in millions)
Retained earnings of Telkom Group in accordance
with IFRS
13,482 19,232 22,904 26,499 3,635
Share of retained earnings of Vodacom (3,918) (4,030) (4,292) (4,762) (653)
Distributable retained earnings in accordance
with IFRS
9,564
15,202
18,612
21,737
2,982
The distribution of retained earnings of Vodacom is restricted, as Telkom requires the consent of the other shareholder of Vodacom to declare dividends. As described in Item 10. “Additional
Information – Taxation,” Telkom is required to pay secondary tax on companies at a flat rate of 12.5%
in respect of the amount of certain dividends declared by it net of any dividends received from our joint venture and certain subsidiaries. The Government announced that the rate will be reduced to
10% with effect from October 1, 2007 and that it intends to abolish secondary tax on companies in the
2008 financial year and replace it with a withholding tax at a rate of 10%, applicable to both South
African residents and non-residents. As a result of the payment of secondary tax on companies and any future withholding tax, the amount of dividends that may actually be paid is less than the amount of distributable reserves. Distributable reserves are available for distribution based on Telkom’s dividend policy. Telkom’s board of directors decides the amount of distributable reserves to be reinvested in operations and the amount of any remaining funds that are available for distribution to shareholders or possible share repurchases.
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
Provided that the relevant share certificate is endorsed “non-resident” or an entry is made to such effect in the relevant electronic register, there is currently a blanket approval under the South African exchange control regulations for the free transferability of cash dividends to holders of ordinary shares or ADSs. See Item 10. “Additional Information – Exchange Controls”.
In addition to the corporate tax on taxable income of South African companies at a rate of 30% for the 2005 financial year and 29% for the 2006 and 2007 financial years, South African companies pay secondary tax on companies as described above. Capitalization shares or stock dividends distributed to holders of ordinary shares do not incur secondary tax on companies. Because of this tax treatment, it has become common practice in South Africa for companies to offer capitalization shares in lieu of cash dividends. Capitalization shares are shares issued by a company, the payment for which is allocated out of the company’s reserves, including share premium, or unappropriated profits.
For a discussion of the material South African and US federal income tax provisions regarding the taxation of dividends on ordinary shares and ADSs, see Item 10. “Additional Information – Taxation.”
Share repurchases
As authorized by its shareholders at annual general meetings held on October 14, 2004,
October 21, 2005 and October 20, 2006, Telkom is authorized to purchase up to 20% of its issued share capital. This authority is valid until Telkom’s next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter.
In the year ended March 31, 2007, Telkom repurchased 12,089,371 of its ordinary shares at a volume weighted average price of R132.04 per share, including costs, 1,035,506 of which are in the process of being cancelled from the issued share capital by the Registrar of Companies. In the year ended March 31, 2006, Telkom repurchased 12,086,920 of its ordinary shares at a volume weighted average price of R124.31 per share, including costs.
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
Telkom plans on continuing its share buy back strategy based on certain criteria, including market conditions, availability of cash and other investment opportunities and needs. For additional information regarding Telkom’s share repurchases, see Item 16E. “Purchases of Equity Securities by
the Issuer and Affiliated Purchasers”.
Taxation
A share repurchase and subsequent cancellation of shares by a South African company is deemed to be a dividend in terms of the South African Income Tax Act, 58 of 1962, on the difference between the nominal value of the share and the value purchased, unless purchased from the share premium of the company that does not comprise capitalized profit. As of March 31, 2007, Telkom had fully utilized its share premium for this purpose. The tax on such a deemed dividend is payable by the company at a rate of 12.5%. The Government announced that the rate will be reduced to 10% with effect from October 1, 2007 and that it intends to abolish secondary tax on companies in the 2008 financial year and replace it with a withholding tax at a rate of 10% applicable to both South Africa residents and non-residents.

EXCHANGE RATES
Unless otherwise specified, as used in this annual report:
•   references to “Rand”, “R”, “ZAR” and “SA Cents” are to South African Rand and Cents, the
currency of the Republic of South Africa;
•   references to “Dollars”, “$”, “USD” and “US Cents” are to the United States Dollar and Cents,
the currency of the United States; and
•   references to the “Rand noon buying rate” are to the noon buying rates in New York City for cable transfers in Rands as certified for customs purposes by the US Federal Reserve Bank of
New York expressed in Rands per $1.00.
For your convenience, this annual report contains translations of certain Rand amounts into
Dollars. You should not assume, however, that Rands could have been exchanged into Dollars at any particular rate or at all. Unless otherwise stated, translations of Rand amounts into Dollars have been made at R7.29 per $1.00, the Rand noon buying rate on March 30, 2007, the last business day prior to the date of the Telkom Group’s most recent balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into US dollars at these rates or at all.
The table below shows the high, low, average and end of period Rand noon buying rates for the periods indicated. The end of period Rand noon buying rate is computed on the last business day of the relevant period and the average Rand noon buying rate is computed using the Rand noon buying rate on the last business day of each month during the period indicated.
End of
Year ended March 31,
High
Low
Average
period
2003 11.36 7.90 9.74 7.90
2004 8.24 6.26 7.17 6.32
2005 7.05 5.62 6.20 6.22
2006 6.90 5.96 6.43 6.15
2007 7.94 5.98 7.09 7.29
January 7.33 6.88
February 7.28 7.07
March 7.48 7.19
2008
April 7.28 6.98
May 7.18 6.88
June 7.27 7.04
July (through July 13) 7.03 6.96
On July 13, 2007, the Rand noon buying rate was R6.98 per $1.00.
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
Telkom is currently the only provider of residential public switched telecommunications services in
South Africa. Neotel (Proprietary) Limited, or Neotel, formerly known as SNO Telecommunications
(Pty) Limited, which was granted an additional license to provide public switched telecommunications services in South Africa, was licensed on December 9, 2005 and commercially launched on August
31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel is 30% owned by Transtel Limited, or Transtel, and Eskom
Enterprises (Pty) Limited, or Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty)
Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. Neotel has indicated that it will begin providing services to residential customers in the 2007 calendar year. The Government has created an infrastructure company,
Infraco, which is expected to provide inter-city bandwidth at cost price to Neotel, and later to the rest of the industry, which will further compete with our communications network. A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%, commenced in 2005 and is continuing. These are referred to as underserviced areas licensees, or USALs. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August
2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.
We also face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of
Communications in September 2004 and the Electronic Communications Act, No. 36 of 2005, which came into effect on July 19, 2006. We expect that the new licensing framework included in the
Electronic Communications Act will result in the market becoming more horizontally layered with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business. In addition, pursuant to the Electronic
Communications Act and determinations issued by the Minister of Communications:
•   mobile cellular operators are permitted to obtain fixed telecommunications links from parties other than Telkom;
•   VANS operators and private network operators are permitted to resell the telecommunications facilities that they obtain from Telkom;
•   VANS operators are permitted to allow their services for the carrying of voice, including voice over internet protocol;
•   Telkom is no longer the sole provider of facilities to VANS operators; and
•   licensing for the provision of payphone services has been expanded.

VANS providers are our main competitors in the data market. They provide competitive internet protocol virtual private networks and internet service provider services to the business segment.
We also face competition from consumer oriented internet service providers. In addition, our data services have faced increased competition from competitors in the wireless area that offer competing broadband services, and, to a lesser extent, Sentech, which owns and operates satellite transmission systems, a packaged, always-on, bi-directional broadband service via satellite and a wireless high-speed internet service offer. Competition in the data market is expected to increase.
We expect that the introduction of number portability and carrier pre-selection could further enhance competition and increase our churn rates. As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty through improved services and products and maintaining our leadership in the South African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.
Competition from the three existing mobile communications network operators in South Africa has resulted in significant customer migration and call substitution from fixed-line to mobile services. If this customer migration and call substitution continues, our growth rates, operating revenue and net profit could decline.
Telkom competes for telephone customers with the three existing mobile communications network operators, Vodacom, Mobile Telephone Network Holdings (Pty) Limited, a wholly owned subsidiary of the MTN Group Limited, or MTN, a public company listed on the JSE Limited, or JSE, and Cell C
(Pty) Limited, or Cell C, which announced in June 2006 that it entered into a joint venture with Virgin
Mobile. Telkom also competes with service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. Following the launch of Vodacom’s, MTN’s and Cell C’s 3G networks, mobile customers are also now able to browse the internet on a broadband platform, which provides increased competition for our data services. Telkom has experienced significant customer migration in recent years from fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service, with the increase in mobile penetration in South Africa. If this migration continues, our growth rates, operating revenue and net profit could decline.
There are significant political, economic, regulatory and legal risks associated with Vodacom’s and Telkom’s African investments outside of South Africa, which could adversely affect their businesses and cause their financial condition and net income to decline.
Vodacom currently has investments in mobile communications network operators in Lesotho,
Tanzania, the Democratic Republic of the Congo and Mozambique and Telkom recently acquired investments in Africa Online, an internet service provider active in Cote d’Ivoire, Ghana, Kenya,
Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe, and Multi-Links, which provides telecommunications services throughout Nigeria. These countries have political, economic, regulatory and legal systems that are still in the process of transformation and are subject to less developed corporate governance and business practices and more bureaucratic and regulatory delays than those in the Republic of South Africa. Many of these countries also suffer from poverty, civil strife, political conflict, corruption and political mismanagement, all of which could make it difficult for Vodacom and
Telkom to comply with legal requirements, including, in the case of Telkom, the Sarbanes-Oxley Act of
2002, or the Sarbanes-Oxley Act, which could subject Vodacom and Telkom to fines and penalties, adversely affect their business operations, and cause the value of their investments in these countries and their revenue and net profit to decline. In particular, the Democratic Republic of the Congo has had a history of civil war and its first democratic elections only took place on July 30, 2006. The regulatory environments in these countries also often lack clarity in a number of areas and are subject to varying interpretations. Political or economic upheaval or changes in laws and regulations or in their application may harm the operations of the companies in which Vodacom and Telkom invest and impact the value of these investments.
Most of the fixed-line operators in these countries are state controlled. As a result, the mobile communications network operators in which Vodacom has invested may encounter difficulties in negotiating commercially acceptable interconnection agreements and collecting amounts due under interconnection agreements as Vodacom has experienced this in the Democratic Republic of the
Congo and Tanzania. Telkom’s new investments in African countries may experience similar difficulties. In addition, Vodacom’s other African operations have local minority shareholders and accordingly, Vodacom is subject to risks in its dealings with local shareholders that their interests may not always be aligned with those of Vodacom. A number of jurisdictions in which Vodacom invests have also imposed price controls, particularly for interconnection, which could reduce Vodacom’s net profit and cause the value of Vodacom’s investments in these other African countries to decline. There are also foreign exchange control restrictions in South Africa, which may restrict Vodacom’s and
Telkom’s ability to fund their investments in these countries, and there are foreign exchange controls in a majority of these countries, which may restrict Vodacom’s and Telkom’s ability to extract value from these investments.
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
decline.
The number of commercially attractive acquisition and investment opportunities for our fixed-
line and mobile businesses in other African countries is limited. Moreover, the consummation of acquisitions and investments may be unsuccessful, which could have a material adverse effect on Telkom’s and Vodacom’s future growth.
Telkom is pursuing growth through acquisitions and investments in countries throughout the
African continent and elsewhere. In addition, Vodacom intends to continue to seek future growth opportunities from acquisitions of telecommunications operators or licenses in other African countries.
There are significant risks associated with Telkom’s and Vodacom’s ability to identify and successfully consummate acquisitions and investments. There are a limited number of acquisition and investment opportunities and there is substantial competition for the types of acquisitions and investments that would meet the criteria of Telkom and the shareholders of Vodacom. Increased competition has driven up the prices for the types of acquisition and investment opportunities Telkom and Vodacom target, which has made the identification and consummation of acquisition and investment opportunities in other African countries more difficult. In addition, South African foreign exchange control limitations could delay or prevent investments by Telkom and Vodacom in other countries. There are also a limited number of partners that are able to arrange their own funding to invest in ventures in other
African countries with Telkom and Vodacom and Telkom has only recently made its first two investments outside of South Africa and accordingly, does not have prior experience investing outside of South Africa. To the extent that Telkom and Vodacom are not able to grow through other acquisitions and investments, our stock price could decline. Moreover, Telkom and Vodacom could expend a substantial amount of time and expense pursuing acquisitions they do not consummate, which could adversely affect their business, financial condition, results of operations and growth.
The expansion of Telkom’s and Vodacom’s operations may place a significant strain on their management, financial, technical and other resources. Their ability to manage future growth through acquisitions and investments will depend upon their ability to monitor operations, maintain effective quality, corporate governance and financial controls and significantly expand their internal management, technical and accounting systems, all of which will result in higher operating expenses.
The integration of acquired communications and mobile businesses may involve, among other things, implementation and integration of management, financial reporting and control systems, some of which may be incompatible with their existing systems and therefore may need to be replaced. In addition, telecommunications operators generally experience higher customer and employee turnover rates during and after an acquisition or launch of service. We cannot assure that Telkom or Vodacom will be able to integrate successfully any businesses they may acquire.
Increased competition in the mobile communications markets in South Africa and other
African countries may result in a reduction of Vodacom’s average tariffs and Vodacom’s market share and increased customer acquisition and retention costs, which could cause
Vodacom’s growth rates, revenue and net profit to decline and its churn rates to increase.
Vodacom faces intense competition in the mobile communications markets in South Africa and other African countries. At March 31, 2007, Vodacom estimates that it held approximately 58%, MTN held approximately 33% and Cell C held approximately 9% of the South African mobile communications market, based on total estimated customers. Increasing competition, together with the further liberalization of the South African telecommunications industry, may result in a reduction in
Vodacom’s overall average tariffs, loss of market share and increased customer acquisition and retention costs, which could cause Vodacom’s growth rates, revenue and net profit to decline. In addition, the implementation of mobile number portability in the 2007 financial year and the commencement of the Electronic Communications Act could further increase competition and cause
Vodacom’s churn rates to increase.
If we are not able to continue to improve and maintain our management information and other systems, our ability to provide accurate and comprehensive operating information and to compete may be harmed.
Our management information systems do not provide management with certain operating data and financial information on a real-time basis that at times has made our budgeting and planning processes difficult and our current operating support system also needs to be evolved and developed to a new next generation operating support system to integrate and support Telkom’s conversion to a next generation network. We also currently do not have an automated mechanism to manage and optimize Telkom’s workforce dispatches and are not able to provide an end to end process of order tracking for our voice customers. In addition, our customer and other management information systems and product catalogue are not yet fully integrated and therefore are not capable of providing us with comprehensive and detailed operating information, and we are not able to provide a single bill for customers with multiple locations and products or configure products and services across voice and data domains. To address these problems, we are in the process of developing and implementing a unified customer management system capable of generating a single view of the customer and have launched a scoping exercise to address the evolution to a next generation network. In addition,

we have renewed our focus on information risk management and have identified several requirements for improved security of Telkom’s information technology systems. The full upgrade and integration between our various operation and support systems and improvements to security of Telkom’s information technology systems are not expected to be complete until the 2008 financial year. The implementation of a solution to provide an end to end order tracking for Telkom’s customers with non-
voice related products and services was successfully implemented during the 2007 financial year. The implementation for voice related products and services is targeted to commence during the 2008 financial year for completion in the 2009 financial year. In addition, some of the information systems in
Telkom’s and Vodacom’s other African operations are new and are not capable of providing management on a real-time basis with operating data and financial information. To the extent we are not able to improve our systems and fully address these vulnerabilities, our ability to provide accurate and comprehensive operating information and to compete effectively in the increasingly liberalized
South African communications market may be harmed.
If we lose key personnel or if we are unable to hire and retain highly qualified employees, our business operations could be disrupted and could impact on our ability to compete successfully.
Our success, including the success of Vodacom, depends in large part on our ability to hire and retain highly qualified employees who possess the requisite qualifications and technical skills in the communications industry due to the continuous evolution and convergence of technologies. Telkom and Vodacom do not have long term employment agreements with a majority of their senior management, any of whom may terminate their employment at any time. The loss of key personnel could disrupt our business operations if we are unable to replace them with similarly qualified individuals. In April 2007, Papi Molotsane, Telkom’s prior chief executive officer, left the employment of
Telkom and Telkom is currently searching for a new chief executive officer, and in March 2007,
Telkom’s chief technical officer and chief sales and marketing officer resigned from Telkom. We expect that competition for employees in the South African communications industry will increase as new competitors enter the market, including Neotel. If we lose a number of our key employees to our competitors or are not able to continue to attract and retain highly qualified employees, our business operations could be disrupted and our ability to compete could be harmed.
We do not have the right to appoint the majority of Vodacom’s directors or members of its directing committee and the Vodacom joint venture agreement contains approval rights that may limit our flexibility and ability to implement our preferred strategies.
Although we are a 50% shareholder in Vodacom, Vodafone Group Plc, or Vodafone, beneficially owns the remaining 50% interest in Vodacom. As a result, our flexibility and ability to implement our preferred strategies may be limited by the fact that we do not have the right to appoint the majority of
Vodacom’s directors or members of its directing committee. In addition, under our memorandum and articles of association, the Government is entitled to nominate the directors we appoint to the
Vodacom board. The Vodacom joint venture agreement, which governs the relationship between
Telkom and Vodafone, requires each of Vodacom’s shareholders who own 10% or more of Vodacom’s shares, which are currently Telkom and Vodafone, to approve certain material transactions. As a result of these factors, we may not be able to impose strategies on Vodacom that we believe to be beneficial to us without the approval of Vodafone and Telkom does not have the ability to dictate or modify
Vodacom’s internal control over financial reporting nor the ability in practice to conduct an assessment of Vodacom’s internal control over financial reporting and has accordingly excluded them from the scope of Telkom’s Sarbanes-Oxley Section 404 Management Annual Report on Internal Control over
Financial Reporting.

If Vodacom does not continue to pay dividends or make other distributions to Telkom, Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of
Telkom’s ordinary shares and ADSs to decline.
Telkom receives dividends from Vodacom which Telkom uses to fund a portion of its capital and operating expenditures, service its debt and other financial obligations and pay dividends to Telkom’s shareholders. Vodacom is legally distinct from Telkom and has no obligation to pay dividends or make other distributions to Telkom. Vodacom’s ability to pay dividends and make other distributions to
Telkom may be restricted by, among other things, its operations and the availability of funds and the terms of credit and debt arrangements entered into by it, as well as statutory and other legal restrictions. In addition, Vodacom’s ability to pay dividends or make distributions to Telkom and its other shareholder requires the approval of Vodacom’s shareholders who own 10% or more of
Vodacom’s shares, which are currently Telkom and Vodafone. To the extent that Vodacom is unable to, or otherwise does not, pay dividends or make other distributions to Telkom in the future, Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of Telkom’s ordinary shares and ADSs to decline.
We have negative working capital, which may impair our operating and financial flexibility and require us to defer capital expenditures and we may not be able to pay dividends and our operations and financial condition could be adversely affected.
We had negative consolidated working capital of approximately R8.2 billion as of March 31, 2007, compared to negative consolidated working capital of approximately R3.0 billion as of March 31, 2006 and approximately R2.3 billion as of March 31, 2005 and Vodacom had negative working capital of approximately R7.4 billion as of March 31, 2007, compared to negative working capital of approximately R5.2 billion as of March 31, 2006 and approximately R2.8 billion as of March 31, 2005.
Negative working capital arises when current liabilities are greater than current assets. We intend to fund current liabilities through a combination of operating cash flows and with new borrowings and borrowings available under existing credit facilities. We had R8.7 billion available under existing credit facilities as of March 31, 2007. If we are unable to generate sufficient operating cash flows or borrowings to fund our current liabilities, our operating and financial flexibility could be impaired and we may be required to defer capital expenditures and may not be able to pay dividends and our business operations and financial condition could be negatively impacted.
Continuing rapid changes in technologies could increase competition or require us to make substantial additional investments in technologies and equipment, which could reduce our return on investment and net profit.
The services we offer are technology intensive. The development of new technologies, such as fixed wireless services, packet radio services, 3G technologies, WiMAX Passive Optical Networks,
ADSL2+ and Synchronous High bit rate Digital Subscriber Lines, could increase competition and make our technology obsolete. We may have to make substantial additional investments in new technologies to remain competitive. New technologies we choose may prove not to be commercially successful. In addition, changes in technology could make our existing equipment obsolete and we may not be able to obtain replacement equipment or parts or may be required to spend significant capital to replace existing equipment, which may not be available on commercially acceptable terms or at all. As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer bases, which could reduce our return on investments and net profit.

If we continue to experience high rates of theft, vandalism, network fraud, payphone fraud and lost revenue due to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.
We have experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business. Theft and vandalism have caused our fixed-line fault rates to increase and the repair times on our network and the network downtimes associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs. Theft of cable increased significantly in the 2007 financial year due to the increase in the price of copper. We have also lost operating revenue to non-licensed operators providing telecommunications services in South
Africa. If we are unable to continue to minimize theft, vandalism, network fraud and payphone fraud or if we continue to lose operating revenue to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.
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
The Government of the Republic of South Africa owned 38.9% of Telkom’s issued and 40.6% of
Telkom’s outstanding ordinary shares plus the class A ordinary share as of June 29, 2007. Through its ownership and voting arrangements provided for in Telkom’s articles of association, the Government is entitled to appoint five of Telkom’s directors, and is able to exert considerable influence over Telkom’s corporate governance, strategic direction and major corporate actions and to appoint directors of
Telkom’s subsidiaries and the Vodacom joint venture. In addition, as of June 29, 2007, the Public
Investment Corporation, an investment management company wholly owned by the South African
Government, held 15.2% of Telkom’s issued and 15.8% of Telkom’s outstanding ordinary shares, which includes 6.4% of Telkom’s issued and 6.7% of Telkom’s outstanding ordinary shares acquired in the market, and, through its ownership of Telkom’s class B ordinary share, is entitled to appoint one of
Telkom’s directors.

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
The Government of the Republic of South Africa owned 38.9% of Telkom’s issued and 40.6% of
Telkom’s outstanding ordinary shares as of June 29, 2007. The Government also holds significant equity stakes in other industry participants, including Sentech, and has an indirect 30% equity interest in Neotel. To further its policy of liberalization of the telecommunications industry, the Government may adopt and implement policies and exercise its right to approve regulations that benefit our competitors but are not beneficial to us. In addition, to further other political or social objectives, the
Government may be required to act in a manner that may be detrimental to our business but advantageous to our competitors.
The Government of the Republic of South Africa is also one of our customers. We estimate that
Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue, excluding directory services and other revenue, in the year ended March 31, 2007. The Government has, and in the future may, transfer its existing business to Neotel or other operators, including value added network service providers. Legislation has been enacted to centralize all procurement of telecommunications and information technology services by the Government, through one agency. If the Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.
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
The licensing and provision of telecommunications services in the Republic of South Africa is governed by the Electronic Communications Act, which repealed the Telecommunications Act and came into effect on July 19, 2006. While a new licensing regime was created by the Electronic
Communications Act, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime. Regulations made under the Telecommunications Act are also to remain in force until they are amended or replaced by new regulations made to fully implement the provisions of the Electronic Communications Act. As a result, the regulatory environment is evolving, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which, in light of the politicized issue of privatization of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process. A number of significant matters have not been addressed or clarified, including:
•   the process of converting our licenses to the new legal framework provided by the Electronic
Communications Act and the extent of additional obligations and limitations that may be imposed on our converted licenses as a result of proposals by ICASA to reintroduce quality of service obligations that lapsed in 2002;
•   the extent to which our fixed-line business will be required to make its facilities or access lines available to Neotel or other competitors to provide services, other than public switched telecommunications services, on a resale basis;
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
ICASA is the regulatory body that governs the South African communications market pursuant to the Electronic Communications Act. It has been reported that ICASA may lack adequate resources to effectively fulfill its regulatory and licensing functions and to deal with regulatory challenges that continue to change given the rapidly evolving telecommunications environment. ICASA’s capacity may be further strained by the workload that is imposed on it by the Electronic Communications Act. This combination of factors creates further uncertainties in the regulatory arena and the ability of ICASA to effectively fulfill its functions. In addition, while we believe our relationship with ICASA has improved in recent years, we had disagreements with, and cases against, ICASA in the past. We cannot predict the outcome or timing of any amendments to applicable regulations or the interpretation thereof, the release of new regulations or their impact on us. However, changes in the regulation of telecommunications services in South Africa, the imposition of unfavorable terms in our licenses or the loss or unfavorable amendment of any license could disrupt our business operations and could cause our net profit and the trading prices of Telkom’s ordinary shares and ADSs to decline.
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
Any payments to Telcordia Technologies Incorporated, or Telcordia, in the damages phase of its arbitration proceedings against Telkom, Telkom will be required to fund cash flows or the incurrence of debt, which could have a material adverse effect on its financial condition and results of operations.
Telcordia instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately US$130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year, which was subsequently increased to US$172 million. The arbitration proceeding relates to the cancellation of an agreement entered into between Telkom and Telcordia during June
1999 for the development and supply of an integrated end to end customer assurance and activation system by Telcordia. In September 2002, a partial award was issued by the arbitrator in favor of
Telcordia, which was subsequently set aside by the South African High Court. On November 29, 2004,

the South African Supreme Court of Appeals granted Telcordia leave to appeal. The South African
Supreme Court of Appeals set aside the South African High Court’s ruling, which was subsequently appealed by Telkom to the South African Constitutional Court and was dismissed by the South African
Supreme Court of Appeal. As a result, the South African Supreme Court of Appeal’s judgment brought to finality the dispute over the merits of Telcordia’s claim against Telkom and the parties are scheduled to reconvene the arbitration solely for the purposes of determining the amount of damages to which
Telcordia is entitled. The arbitration proceedings are tentatively scheduled to reconvene in
September 2007.
Although Telkom is currently unable to predict the exact amount that it may eventually be required to pay Telcordia, it has made provision for estimated liabilities in respect of the Telcordia claim in the sum of US$70 million (R527 million), including interest but excluding legal fees. Telkom will be required to fund any payments to Telcordia from cash flows or the incurrence of debt and the amount of any damages above Telkom’s provision would increase Telkom’s liabilities and decrease its net profit, which could have a material adverse effect on its financial condition, cash flows and results of operations. See Item 8 “Financial information – Legal proceedings.”
Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our revenues and net profit. Vodacom’s revenue and net profit could also decline if wholesale price controls are imposed on it.
Regulations made under the Telecommunications Act, which remain in effect, impose a price cap on a basket of Telkom’s services and a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately 64% of Telkom’s operating revenue in the year ended March 31, 2007 was included in this basket. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. Effective from August 1, 2005 through July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered from 1.5% to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from
ICASA. Draft regulations on the pricing and provision of ADSL services were published by ICASA, which would, among other things, have prohibited Telkom from charging a monthly rental for providing
ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any limitations on the pricing of these services, but did impose quality of service obligations on Telkom for these services related to, among other things:
• services to be provided within 30 days from application;
• the provision of uncapped local bandwidth;
• the guarantees of minimum speeds;
• the prohibition of port prioritization; and
• the prohibition of periodic resets.
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

We are parties to a number of legal and arbitration proceedings, including complaints filed by the
South African Value Added Network Services Providers Association, the South African Internet Service
Providers Association and other VANS, with the South African Competition Commission, alleging anti-
competitive practices. If we were to lose these legal and arbitration proceedings, we could be required to cease these practices, divest these businesses and be fined a penalty of up to 10% of Telkom’s annual turnover, excluding the turnover of subsidiaries and joint venture, for the financial year prior to the dates of the complaints. As competition continues to increase, we expect that we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and third parties. These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies such as the complaint launched by ORION against Telkom with the South African competition authorities relating to certain discount plans that Telkom offers and
Omnilink, M-Web and Internet Solutions relating to the pricing of Telkom’s products and services. See
“Item 8. Financial Information – Legal Proceedings”. We are not currently able to predict when these disputes may be resolved or the amount that we may eventually be required to pay, however, we have not included provisions for any of these claims in our consolidated financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If we were to lose these or future legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.
If we are required to unbundle the local loop, or are unable to negotiate favorable terms and conditions for the provision of interconnection services and facilities leasing services or
ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us, our business operations could be disrupted and our net profit could decline.
Telkom is required to provide interconnection services to the mobile operators, Neotel and all other entities that lawfully provide telecommunications services in South Africa and to lease or otherwise make its telecommunications facilities available to any entity lawfully providing or utilizing telecommunications services in South Africa. Telkom will also be required to allow Neotel to use all of its telecommunications facilities for the provision of public switched telecommunications services on a resale basis and to provide shared access to the local loop for the first two years of its license.
The terms and conditions for the provision of these services and facilities are, or will be, set out in interconnection agreements and facilities leasing agreements negotiated and agreed to by
Telkom with these other entities. Telkom may also be required to lease or otherwise make its telecommunications facilities available to Neotel beyond the first two years. The Electronic
Communications Act provides that ICASA may prescribe a framework for the unbundling of Telkom’s local loop, which could significantly increase competition. The Minister of Communications published policy decisions that the process of unbundling the local loop in South Africa should be urgently implemented and completed by 2011. In addition, the Minister of Communications issued a policy decision declaring November 1, 2007 as the date from which the exclusivity provisions in our SAT-3 agreements shall be declared null and void. The Minister of Communications also announced that she intends to issue a policy direction to ICASA requiring it to prioritize and urgently prescribe a list of essential facilities, ensuring that the facilities connected to the SAT-3/WASC/SAFE submarine cables can be quickly accessed.
ICASA is entitled to issue, and has issued, regulations relating to interconnection and facilities leasing. Pursuant to the Electronic Communications Act, licensees, including Telkom and Vodacom, must, on request, interconnect with and lease electronic communications facilities to, any other licensee, unless such request is unreasonable and must enter into interconnection agreements and facilities leasing agreements for this purpose. Where the parties are unable to reach an agreement,

the Electronic Communications Act confers on ICASA the power to intervene and propose, or impose, terms and conditions for the interconnection agreement, or refer the matter to the Complaints and
Compliance Committee for resolution. ICASA must review any interconnection agreement to determine whether it is consistent with the regulations and, if the agreed terms are not consistent with the regulations, direct the parties to agree on new terms and conditions. The Electronic
Communications Act also empowers ICASA to impose pro-competitive conditions on operators found to have significant market power in a market or market segment or market segments that have ineffective competition, which may affect the manner in which interconnection is provided and facilities are leased by such operators, and the charges thereof, including the provision of interconnection and facilities at or near the long run incremental cost, or LRIC, of those services or facilities.
On January 29, 2007, ICASA published a consultation document for public comment and on
May 17, 2007 it held a public enquiry on its intention to define relevant call termination wholesale markets. In its consultation document ICASA expressed the preliminary view that all providers of telecommunications networks, including Telkom and Vodacom, have significant market power in their call termination markets and that the appropriate price controls to be applied to the large operators,
MTN, Vodacom and Telkom, is the LRIC, calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. On May 3, 2007, ICASA published a consultation document for public comment on its intention to define relevant end to end leased lines and other wholesale markets. In its consultation document ICASA defined the wholesale markets for fixed-line local loop access, fixed-line narrowband exchange lines, call origination and call conveyance, symmetric broadband originator services, trunk services for transmission within South Africa and international leased lines. ICASA expressed the preliminary view that Telkom is deemed to have significant market power in all these markets and the appropriate price controls to be applied is likely to be the LRIC, calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. Regulations are expected to follow in due course.
If we are required to unbundle the local loop, are unable to negotiate favorable terms and conditions for the provisions of interconnection and facilities leasing or ICASA finds that we or
Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us, our business operations could be disrupted and our net profit could decline.
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
The Telecommunications Act mandates that fixed-line operators are required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. Call-by-call carrier pre-selection must be implemented and must be provided by an operator within two months of it being requested by another operator and fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator. Telkom will not be able to fully implement carrier pre-selection until Neotel’s interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre-selection within ten months of it being requested. In addition, the
Electronic Communication Act mandates that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. It is currently expected that Telkom will be required to provide “block”
number portability in the 2007 calendar year and individual number portability later, but within
12 months from being requested by an operator. The full set of regulations for the implementation of fixed number portability, however, have not yet been published. Telkom has received a request from

Neotel to implement both “block” and individual number portability and discussions on the implementation of the required inter operator systems are under way with ICASA and Neotel. Telkom will not be able to determine the time required to implement number portability until the functional specification regulations are published. Mobile number portability was introduced on November 11,
2006. We have and will incur substantial set-up and maintenance costs in connection with the implementation of these requirements, which could disrupt our business operations. The extent of recoverability of these costs have not yet been determined and finalized by ICASA. We may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline. In addition, the implementation of these requirements will likely further increase competition and cause our churn rates to increase.
The implementation of the Regulation of Interception of Communications and Provisions of
Communication-Related Information Act, or RICA, could be costly and may negatively impact the ability of Telkom and Vodacom to register customers and may require them to disconnect existing customers, causing their penetration rates, growth rates, revenue and net profit to decline.
RICA is a South African law that regulates the authorization for and actual lawful interception of indirect communications. The Act came into effect on September 30, 2005, with the exception of certain sections requiring the collection of customer details and identity verification prior to providing mobile cellular telecommunications services. The compliance date for these sections has not yet been determined and will come into effect by presidential proclamation. RICA obligates service providers to obtain and store customer details, including names, identity numbers, residential and business or postal addresses and requires verification of customers’ details with reference to a certified copy of a customer’s identity document and his or her actual identity document. To date, Telkom has not been able to complete the implementation of all of these requirements, and Vodacom may not be able to implement these requirements within the time period in which it is ultimately required to implement them, which has not yet been determined. Furthermore, the implementation of RICA is expected to have significant cost implications resulting from the paper verification and storage requirements and negatively impact the ability of Telkom and Vodacom to register customers due to its burdensome registration process, which may not be practical and may require the disconnection of customers for whom such information is unavailable. As a result, Telkom’s and Vodacom’s business operations could be disrupted and their net profit could decline and they may be liable for penalties to the extent they are not able to comply with RICA’s requirements.
In addition, commencing in June 2006, all licensees, including Telkom and Vodacom, were required to install equipment and implement procedures to allow lawful interception by law enforcement agencies in South Africa, including the interception of communications and the provisioning of call-related information, including billing information. Telkom was not able to completely comply with all of these requirements by June 2006 and is in consultation with the Office for
Interception Centres and the Department of Communications to adopt a phased approach for compliance. Telkom however anticipates full compliance for all major technologies, including its public digital exchanges and internet services, in the 2007 calendar year. The directives for the implementation of these requirements for private networks have not yet been finalized. To the extent that we are unable to comply with all the requirements of RICA or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline and we may be liable for penalties.
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

Telkom is required to comply with the provisions of the PFMA and PAA. Telkom applied for and obtained a temporary exemption from many of the provisions of the PFMA until November 2007 and has been informed by the South African Auditor-General that it will not be required to comply with the
PAA until such date. Telkom has applied for an extension of its exemption from these requirements beyond November 2007. If Telkom does not obtain a further exemption from the PFMA or if it is required to comply with the PAA or its existing exemption from the PFMA is revoked for any reason or it is otherwise required to comply with the PFMA or PAA, Telkom may be compelled to prepare financial statements in accordance with accounting principles and practices prescribed by the
Government of the Republic of South Africa which may not correlate with IFRS or US GAAP and would require Telkom to incur additional costs. Telkom would also be required to comply with, what it believes to be, extremely prescriptive treasury regulations issued pursuant to the PFMA and PAA, to provide the Government with advance access to proprietary and potentially price sensitive information and to seek the prior approval of South African governmental authorities to enter into certain material agreements, to maintain certain bank accounts, to formulate and implement certain investment strategies or to discharge its auditors, which would preclude Telkom from acting in the same manner as its competitors and other listed companies. If Telkom is required to comply with the PFMA and
PAA, Telkom may not be able to comply with the Listings Requirements of the JSE or the listing rules of the NYSE and Telkom’s ordinary shares and ADSs could be delisted.
Our total property tax expense could increase significantly and our net profit could decline as a result of the enactment of the South African Local Government: Municipal Property Rates
Act, 6 of 2004.
On May 11, 2004, the South African Municipal Property Rates Act, 6 of 2004, was enacted.
The commencement date for the Act was July 2, 2005. Pursuant to this new Act, municipalities are required to levy property tax in accordance with a rates policy that must be adopted and regularly reviewed by municipalities with community participation facilitated through the municipalities’ annual budget process. Due in part to the fact that no rate policy has to date been prescribed, it is too early to assess exactly how the new Act would affect us. As a substantial landowner in South Africa, our total property tax expense could increase significantly and our net profit could decline as a result of the implementation of this Act.
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
The value of the Rand as measured against the Dollar has increased from R11.38 per $1.00 as of
March 29, 2002 to R6.15 per $1.00 as of March 31, 2006. The value of the Rand as measured against the Dollar was R7.29 per $1.00 as of March 30, 2007.
Fluctuations in the exchange rate between the Rand and the Dollar could have an adverse impact on:
•   the Dollar equivalent of any dividends and distributions on Telkom’s ordinary shares and ADSs payable in Rands;
•   the Dollar equivalent of the Rand denominated prices of Telkom’s ordinary shares; and
•   the market value of Telkom’s ADSs in the United States.

These fluctuations could also impact the amount in Rand terms of our non-Rand denominated debt, impact our non-Rand denominated financing costs and operating and capital expenditures and cause our net profit to fluctuate. In addition, the volatility of the Rand as measured against the Dollar and the Euro resulted in net foreign exchange losses of R8 million in the year ended March 31, 2005, and a profit of R123 million in the year ended March 31, 2006 and R202 million in the year ended
March 31, 2007, in terms of IAS39. In addition, fluctuations in currency exchange rates between the
South African Rand and the currencies in African countries where Vodacom has investments could decrease the value of these businesses and Vodacom’s and our net profit. See Item 5. “Operating and
Financial Review and Prospects – Operating Results – Principal Factors that affect our Results of
Operations Volatility of the Rand”.
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
Trade unions represented approximately 69% of our total Telkom employees and approximately
12.3% of Vodacom’s employees as of March 31, 2007. Less than 3% of Vodacom’s employees participated in a strike action in July 2007 and picketed in March 2007 due to disagreements with
Vodacom’s requirement that the Communication Workers Union have representation of at least 30%
of Vodacom’s employees before qualifying for the right to be recognized and negotiate as a trade union. Trade unions have resisted workforce reductions and publicly opposed our privatization and have instituted and in the future could institute work stoppages to oppose changes in our shareholding structure or gain leverage in negotiating collective bargaining agreements. Approximately 23% of
Telkom’s employees participated in a work stoppage in March 2006 and approximately 31% of
Telkom’s employees participated in an additional work stoppage in April 2006 with respect to compensation issues, during which period Telkom received increased reports of sabotage, vandalism and other incidents. In addition, a number of South African trade unions, including the trade unions of our employees, have close links to various political parties and have had a significant influence in
South Africa as vehicles for social and political reform and in the collective bargaining process. Since
1995 South Africa has enacted various labor laws that enhance the rights of employees, which have imposed costs on us and have limited our flexibility and ability to implement workforce reductions. If we are unable to implement workforce reductions as necessary, particularly as a result of increased competition, or experience significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining or compliance with labor laws, our fixed-line business operations could be disrupted and our net profit could be reduced.
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
These restrictions could hinder our ability to make foreign investments and obtain foreign denominated financing. While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. See Item 10. “Additional Information – Exchange Controls.”
Risks related to ownership of Telkom’s ordinary shares and ADSs
The future sale of a substantial number of Telkom’s ordinary shares or ADSs could cause the trading prices of Telkom’s ordinary shares and ADSs to decline.
As of June 29, 2007, Government of the Republic of South Africa owned 38.9% of Telkom’s issued and 40.6% of Telkom’s outstanding ordinary shares, plus the class A ordinary share, the Public
Investment Corporation owned 15.2% of Telkom’s issued and 15.8% of Telkom’s outstanding ordinary shares, which includes 6.4% of Telkom’s issued and 6.7% of Telkom’s outstanding ordinary shares acquired in the market, plus the class B ordinary share, and the Elephant Consortium owned 7.0% of
Telkom’s issued and 7.4% of Telkom’s outstanding ordinary shares. Telkom has adopted a management and employee incentive plan that provides for the issue or grant of up to 22,281,272 ordinary shares, of which 5.5 million are the maximum number of shares already granted that will vest to employees after March 31, 2007. Sales of substantial amounts of shares by Telkom’s shareholders, or by Telkom, or the appearance that a large number of shares are available for sale, could cause the trading prices of Telkom’s ordinary shares and ADSs to decline. Telkom has entered into a registration rights agreement with the Government of the Republic of South Africa. Pursuant to the agreement, the
Government has the right to cause Telkom to either effect a JSE public offering in South Africa, or register with the Securities and Exchange Commission all or part of their ordinary shares, or both.
Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.
Telkom is a public limited liability company incorporated under the laws of the Republic of South
Africa. The rights of holders of Telkom’s ordinary shares and therefore many of the rights of Telkom’s
ADS holders are governed by Telkom’s articles of association and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company. For a description of the differences between shareholders’ rights under South African law and Delaware law, see Item 10. “Additional Information – Memorandum and Articles of Incorporation – Comparison of
Shareholders’ Rights under South African and Delaware Law”.

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
Your ability to sell a substantial number of ordinary shares and ADSs may be restricted by the limited liquidity of ordinary shares.
The principal trading market for Telkom’s ordinary shares is the JSE. In addition, as of March 30,
2007, only 3.3% of the 225,526,185 ordinary shares publicly traded were represented by ADSs trading on the NYSE. The limited liquidity of the ordinary shares and ADSs could depress the trading prices of the ordinary shares and ADSs and could limit your ability to sell a substantial number of ordinary shares or ADSs in a timely manner, especially by means of a large block trade.

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
Historical background
Prior to 1991, the former Department of Posts and Telecommunications of South Africa provided telecommunications and post office services in South Africa on an exclusive basis. In 1991, the
Government of South Africa transferred the entire telecommunications enterprise of the Department of
Posts and Telecommunications of South Africa to a new entity, Telkom, as part of a commercialization process intended to liberalize certain sectors of South Africa’s economy. Telkom remained a wholly state owned enterprise until May 14, 1997, when the Government of South Africa sold a 30% equity interest in Telkom to Thintana Communications LLC, a Delaware limited liability company, 60%
beneficially owned by SBC Communications, Inc. and 40% beneficially owned by Telekom Malaysia
S.D.N. Berhard. As part of the sale to Thintana Communications, the then Minister of Posts,
Telecommunications and Broadcasting of South Africa entered into an agreement with Thintana
Communications under which Thintana Communications undertook significant operational and managerial responsibilities and acquired the ability to exercise effective operational and managerial control over us until May 2002.
On March 7, 2003, we completed our initial public offering and listing on the JSE and NYSE, pursuant to which the Government of South Africa sold a total of 154,199,467 ordinary shares, including 14,941,513 ordinary shares through the exercise of an over-allotment option.
Recent developments
Senior management
In April 2007, Papi Molotsane, Telkom’s prior chief executive officer, left the employment of Telkom and Telkom is currently searching for a new chief executive officer. In March 2007, Telkom’s chief technical officer and chief sales and marketing officer resigned from Telkom. The board has embarked on a thorough search process to recruit a chief executive officer with telecommunications experience and large corporate experience.
Liberalization of South African communications market
Licensing of the second national operator
In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator, Neotel. Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel has indicated that it will commence providing services to residential customers in the
2007 calendar year. The Government has created an infrastructure company, Infraco, which is expected to provide inter-city bandwidth at cost price to Neotel, and later to the rest of the industry, which will further compete with our communications network.

Underserviced areas licenses
A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%, commenced in 2005 and is continuing. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.
Electronic Communications Act
The Electronic Communications Act, No. 36 of 2005 came into effect on July 19, 2006. The
Electronic Communications Act aims to supplement or replace sector specific legislation and change the market structure from a vertically integrated, infrastructure based, market structure to a horizontal, service based, technology neutral, market structure with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum. All existing licenses are to remain valid until converted to new licenses in line with the new licensing regime and regulations made under the
Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result, Telkom’s licenses will be converted to new licenses in accordance with the new licensing regime. We expect that the new licensing framework will result in the market becoming more horizontally layered and will substantially increase competition in our fixed-line business. In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.
See “Regulation and License Requirements – Regulation – Overview.”
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
Carrier pre-selection
The Telecommunications Act mandates that fixed-line operators are required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. These provisions are retained in the Electronics
Communications Act. Regulations were published on June 24, 2005 for the implementation of carrier pre-selection in two phases. In phase one, call-by-call carrier pre-selection must be implemented and must be provided by an operator within two months of it being requested by another operator. In phase two, fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator.

Telkom had already conditioned its exchanges to handle call-by-call carrier pre-selection by
December 31, 2003. Telkom will not be able to fully implement carrier pre-selection until Neotel’s interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre-selection within ten months of it being requested. To date, Neotel has not requested carrier pre-
selection. Regulations indicate that the system set-up costs may be recovered as part of the prescribed annual review of fees and charges, but no further detail is available. ICASA has not yet defined the manner in which such costs could be recovered. In addition, we may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline and the implementation of these requirements will likely further increase competition and cause our churn rates to increase.
Number portability
The Telecommunications Act mandates that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. These provisions are retained in the Electronic Communications Act.
A framework number portability regulation was published at the end of 2004 that generically provides for the introduction of fixed-to-fixed and mobile-to-mobile number portability. It is currently expected that Telkom will be required to provide “block” number portability in the 2007 calendar year and individual number portability later, but within 12 months from being requested by an operator. The full set of regulations for the implementation of fixed number portability, however, have not yet been published. Telkom has received a request from Neotel to implement both “block” and individual number portability and discussions on the implementation of the required inter-operator systems are under way with ICASA and Neotel. Telkom will not be able to determine the time required to implement number portability until the functional specification regulations are determined. After several delays, phase one of mobile number portability was launched on November 11, 2006.
Phase 2, which was implemented during April 2007, includes multi-line porting, secure file transfer protocol access to third parties and operational software upgrades on the central reference data base.
From launch until the end of March 2007 there have been 49,794 successful ports. Cell C registered a net gain of 14,057 subscribers, Vodacom a net loss of 6,018 subscribers and MTN a net loss of
8,039 subscribers.
Telkom’s price control regulation
Draft regulations on the pricing and provision of ADSL services were published by ICASA which would, among other things, have prohibited Telkom from charging a monthly rental for providing ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any additional limitations on the pricing of these services beyond those combined in the basket of price controlled services, but did impose quality of service obligations on Telkom for these services. See Item 3. “Key Information – Risk
Factors – Risks Related to Regulatory and Legal Matters – Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit.
Vodacom’s revenue and net profit could decline if wholesale price controls are imposed on it”. and
Item 4. “Information on the Company – Business Overview – Fixed-line Communications – Fees and
Tariffs – Tariff rebalancing” and Item 4. “Information on the Company – Regulation and License
Requirements”.

Business Connexion offer
On April 4, 2006, Telkom announced it had made an offer to acquire the entire issued share capital of Business Connexion Group Limited, or BCX, other than the BCX shares held as treasury shares and, if the trustees of the BCX share incentive trust so agree, the BCX shares held by the
BCX share incentive trust. Telkom had offered to acquire the outstanding options in BCX on the same terms and conditions as the offer for the shares. On June 28, 2007, the South African Competition
Tribunal prohibited the proposed merger.
Acquisition of Africa Online
On February 23, 2007, Telkom acquired 100% of the issued share capital of Africa Online from
African Lakes Corporation for a total cost of R150 million. Africa Online is an internet service provider active in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and
Zimbabwe. Africa Online’s strategy will focus on brand development, creation and development of customer channels, improvement of network systems, human resources development and an expansion drive targeting other African countries.
Acquisition of 75% stake in Multi-Links
On April 19, 2007, Telkom acquired 75% of Multi-Links Telecommunications Limited, or Multi-Links
in Nigeria, for US$280 million, or R1,985 million. Multi-Links is a private telecommunications operator with a Unified Access License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria. Multi-Links strategy will focus on brand awareness and promotional campaigns to increase the revenue of fixed-wireless and mobile customers and will seek to offer easy to understand high value bundles, differentiated on voice quality and service. Broadband internet with internet service provider services will target high value bundles. High quality internet protocol next generation network services are planned to be deployed in
Lagos to attract high end corporate users and carrier class wholesale products and services are planned to be introduced by establishing an earth station to provide international connectivity. The remaining 25% of Multi-Links is owned by Kenston Investment Limited, an investment company based in the Isle of Man in the United Kingdom.
Telkom Media
Telkom recently launched Telkom Media (Proprietary) Limited, a private company that intends to have a 30% black economic empowerment shareholding, in addition to the Telkom BEE component, which on August 31, 2006 applied to ICASA for a commercial satellite and cable subscription broadcast license. From May 28 to June 12, 2007 ICASA held public hearings into the applications by
18 applicants for a satellite and cable subscription broadcast license. At the hearings ICASA stated
that they would make an announcement on the issuing of licenses by the end of November 2007. We cannot assure you that we will obtain a license from ICASA or be able to launch commercial operations.
Partners in the black economic empowerment entity are expected to be Videovision
Entertainment, MSG Afrika Media and WDB Investment Holdings (Proprietary) Limited. This
shareholding combines a wealth of electronic media expertise. Telkom Media aims to offer two media-
and entertainment services: satellite pay-TV and cable TV, or internet protocol TV.
EASSy consortium
On March 9, 2007 the Eastern Africa Submarine System, or EASSy, supply contract was signed by the 23-member EASSy consortium with Alcatel-Lucent who will lay the first ever optical submarine cable network landing in East Africa. Telkom agreed to invest approximately US$18.9 million and will have an ownership interest in the EASSy cable system of approximately 8%. In addition, Telkom agreed, in a joint purchase agreement with Vodacom, to invest US$1.5 million for an approximate

10% equity stake in a special purpose vehicle that was established to coordinate the participation of smaller operators in the region. The EASSy cable will connect to South Africa at the same landing point as the SAFE cable in Mtunzini, north of Durban. Telkom will seek to provide network operations center and administrator services to the EASSy consortium. Telkom also expects to be in a position to sell onward connectivity to Europe, America and Asia to East African operators using the EASSy cable. Telkom’s primary use for the EASSy will be to establish and improve its East African fiber connectivity and also to use EASSy as an alternative global diverse route out of South Africa.
The 9,900 km high performance fibre optic cable is being deployed to link eight countries from
Sudan to South Africa, via Somalia, Kenya, Tanzania, Madagascar and Mozambique. Landings are
planned for Port Sudan, Sudan; Djibouti; Mogadishu, Somalia; Mombasa, Kenya; Dar Es Salaam,
Tanzania; Tollary, Madagascar; Maputo, Mozambique; and Mtunzini, South Africa.
Based on Alcatel-Lucent’s submarine and terrestrial optical solutions, EASSy will connect the eastern African seaboard as well as landlocked countries, to the rest of the world. It will also provide connectivity across the continent to support the increase in local traffic from existing and new broadband services. EASSy is expected to provide Telkom the opportunity to expand its footprint further into Africa, creating further opportunities for access to future potential markets. In delivering a regional capacity of up to 320 Gbps, EASSy complements and increases Telkom’s capacity, especially with regard to taking the 2010 World Cup to the rest of the world. By complementing existing undersea networks, EASSy is being designed to provide continuity of service in times of natural disasters and to alleviate congestion during periods of peak traffic.
By interconnecting with Sea-Me-WE 3, Sea-Me-We 4 and SAT-3/SAFE, the EASSy undersea cable will also serve as a supporting infrastructure for these networks. Landlocked states such as
Ethiopia, Botswana, Rwanda, Burundi, Uganda, Zambia and Zimbabwe will also be able to access the
EASSy cable. The EASSy project is scheduled for completion by the end of the 2008 calendar year.
Vodacom’s acquisitions
Service provider acquisitions
On August 30, 2006 Vodacom purchased an additional 19% shareholding in Smartphone SP
(Proprietary) Limited, or Smartphone, for R333.9 million with goodwill amounting to R313.2 million., increasing its shareholding from 51% to 70%, while Smartphone purchased an additional 2.25%
shareholding in Smartcom (Proprietary) Limited, or Smartcom, for R9.1 million on September 13,
2006, increasing its shareholding from 85.75% to 88% with goodwill amounting to R8.2 million.
Vodacom acquired an additional 49% in Cointel on October 4, 2006 for R147.0 million to increase its shareholding to 100%. The net goodwill arising on the acquisition amounted to R90.9 million.
Vodacom subsequently sold its entire shareholding in Cointel to Smartphone resulting in the realization of R38.0 million of the goodwill created by the original purchase. Cointel’s core business is providing value added and m-commerce services to the telecommunications industry.
Vodacom acquired the cellular business of Africell Cellular Services (Pty) Limited, or Africell, an
exclusive Vodacom dealer in South Africa for R80 million, effective October 1, 2006. The net goodwill on this business combination amounted to R43.7 million.
As of March 31, 2007, 84.2% of Vodacom’s contract customer base and 99.4% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by
Vodacom.

Wireless Business Solutions
Vodacom acquired a 10% shareholding in WBS Holdings (Proprietary) Limited, or WBSH, also known as iBurst, for R80.8 million, including capitalized costs, effective January 31, 2007. iBurst supplies customers with continued high speed connectivity through broad band internet and email services. On the same date WBSH also granted Vodacom a call option to subscribe to such number of additional shares as will result in Vodacom beneficially owning 25.5% of the total issued ordinary capital of WBSH after the exercise of the option. This call option can be exercised by Vodacom at any time until September 14, 2007, provided that certain conditions are satisfied on the date of exercise.
Competition Commission and ICASA approval is also required before the call option can be exercised.
On March 30, 2007 Vodacom entered into an infrastructure agreement with Wireless Business
Solutions (Proprietary) Limited, or WBS, whereby WBS appointed Vodacom to design and construct a
WiMAX network for use by WBS.
Vodacom’s acquisitions and dispositions outside of South Africa
Vodacom Congo acquired the internet service provider business of InterConnect s.p.r.l in the
Democratic Republic of the Congo for R21.2 million, effective November 1, 2006. The net goodwill arising from this business combination amounted to R12.6 million.
As of March 31, 2007, Vodacom owned 98% of Vodacom Mozambique, and the remaining 2%
was held by a local consortium named Empresa Moçambicana de Telecommunicações S.A.R.L, or
EMOTEL. Effective April 1, 2007, Vodacom International Limited sold an 8% stake in Vodacom
Mozambique to local investors with 5% being purchased by Intelec Holdings Limitada and EMOTEL acquiring an additional 3%.
National Porting Company (Proprietary) Limited
Effective September 20, 2006, Vodacom, MTN and Cell C each acquired a 33.3% stake in
National Porting Company (Proprietary) Limited, which was formed to provide the services necessary for the three mobile operators to offer mobile number portability as required by ICASA pursuant to the
Telecommunications Act. Each mobile operator acquired 100 shares of National Porting Company for
R1 each, and made a shareholder loan to National Porting Company of R6 million. Mobile number portability was officially launched on November 11, 2006.
Vodacom Ventures (Proprietary) Limited
Vodacom Ventures (Proprietary) Limited was formed for the purpose of generating innovative telecommunications products and services for Vodacom by investing in companies. In the 2007 financial year, Vodacom Ventures purchased a 10% equity stake in G-Mobile Holdings Limited, a Wi-Fi corporation, and a 26% equity stake in Gogga Tracking Solutions (Proprietary) Limited, a company which services the lower end of the contract market. Vodacom Ventures has an irrevocable call option to subscribe for such number of further shares of G-Mobile Holdings as will result in Vodacom Ventures holding and beneficially owning, in aggregate together with its initial stake,
26% of the total issued share capital of G-Mobile Holding Limited after the exercise of the option.
Vodacom Ventures also has a call option to purchase such number of shares in Gogga Tracking
Solutions totaling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which certain performance conditions are satisfied. If this option is exercised, Vodacom will hold 49% of the issued share capital of Gogga Tracking Solutions (Proprietary) Limited.

Vodacom’s BEE equity deal
Vodacom is in the process of finalizing a R7.5 billion BEE equity deal whereby both the BEE partner and employees will have the opportunity to share in the success of the Vodacom going forward. The deal is anticipated to make a significant contribution to the well being of Vodacom South
Africa and its employees.
Vodacom’s change in South African prepaid customer base
Vodacom’s South Africa operations define active customers as customers with a SIM card that have revenue generating activity in the three months leading up to the reporting date. Up to June 15,
2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. An analysis of the customer base, based on a statistical sampling, has revealed that a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity. The majority of such messages are never retrieved by the customer.
Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue activity effective June 15, 2006. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1,
2006. Such SIM cards would be disconnected from the network after being inactive for a 215 consecutive day period in accordance with Vodacom South Africa’s current disconnection policy. The retrieval of a voice mail message by a customer is classified as a revenue generating activity.
Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPU increased during the 2007 financial year.
Vodacom Converged Solutions
During the 2007 year, Vodacom created Vodacom Converged Solutions, which is intended to become a significant supplier of converged information, communications and technology services across the entire market, including the bundling of products across previously separate markets into a one-stop-shop for the customer. It further involves the expansion of the existing network to provide both fiber and wireless solutions as may be required.
Vodacom agreement with MultiChoice
On May 8, 2007 Vodacom formalized entry into the broadcasting and multimedia market by announcing that it had secured an exclusive pay TV agency agreement with MultiChoice. With DSTV
Select, Vodacom and non-Vodacom customers have a choice between two DSTV Select bouquets, each offering a variety of the latest entertainment, news, sport, movies, documentaries and music channels.
BUSINESS OVERVIEW
Business summary
Telkom is one of the largest companies registered in South Africa and one of the largest communications services provider on the African continent based on operating revenue and assets.
We had consolidated operating revenue of R51.6 billion ($7.1 billion), profit for the year attributable to the equity holders of Telkom of R8.7 billion ($1.2 billion) and cash flow from operating activities of
R9.4 billion ($1.3 billion) in the year ended March 31, 2007 and we had total assets of R59.2 billion
($8.1 billion) and equity attributable to the equity holders of Telkom of R31.7 billion ($4.4 billion) as of
March 31, 2007. As of March 31, 2007, we had approximately 4.6 million telephone access lines in service and 99.9% of our telephone access lines were connected to digital exchanges. We offer business, residential and payphone customers a wide range of services and products, including:
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
•   directory, wireless data and other internet services through our TDS Directory Operations,
Swiftnet and newly acquired Africa Online subsidiaries, respectively; and
•   mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom.
Vodacom is our mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 58% as of March 31, 2007 based on total estimated customers. Vodacom had
30.2 million customers as of March 31, 2007, of which 23.0 million were in South Africa. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic
Republic of the Congo and Mozambique. Vodacom had consolidated revenue of R41.1 billion
($5.6 billion), net profit attributable to equity shareholders of R6.3 billion ($870 million) and cash flow from operating activities of R4.9 billion ($666 million) in the year ended March 31, 2007 and total assets of R28.5 billion ($3.9 billion) and equity attributable to equity holders of Vodacom of
R9.4 billion ($1.3 billion) as of March 31, 2007.
Our competitive strengths
We believe that we are well-positioned to strengthen our business and successfully meet future competition based on the following:
We have the leading market position and are well placed to face competition in the South
African fixed-line communications market.
We believe our leading market position and our strong brand recognition will enable us to successfully meet competition in the fixed-line communications market. Key to maintaining our leading market position is our continued focus on developing innovative product offerings in anticipation of client needs, efficiency improvements, deployment of key technologies and the successful implementation of our business strategy.
We have undertaken the following actions to ensure we retain our position:
•   focused our marketing initiatives on creating greater awareness of our range of consumer products and business solutions to ensure that our customers continue to view us as a competitive and innovative telecommunications provider that caters to their individual needs;
•   organized our sales and marketing force into more specialized divisions to focus on the different customer reports in South Africa;
•   entered into long term contracts with a number of our larger corporate and business customers through volume discount plans;
•   developed well established distribution channels such as TelkomDirect, Vodashop distribution channels and improved our online distribution channel, which offers fully automated purchasing and provisioning of TelkomInternet via the telkomsa.net website; and
•   improved the value proposal to our customers by launching new bundled packages and enhancing existing packages such as Telkom Closer and SupremeCall.

We have a fully digital fixed-line network that provides service to every major urban area in
South Africa.
We believe our extensive digital fixed-line network places us in a strong position to compete with new providers of communications services as it enables us to sell value-added voice and data services. Since 1997, we have:
•   modernized our fixed-line network, completed our fixed-line line roll-out program and, as of
March 31, 2007, had 99.9% of our telephone access lines connected to digital exchanges;
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
•   entered into a supply contract for the development of the EASSy submarine cable system, which will link eight countries from Sudan to South Africa, connecting the Eastern African seaboard as well as landlocked countries, to the rest of the world and providing connectivity across the continent to support the increase in local traffic for existing and new broadband services;
•   invested in the South Atlantic Telecommunications Cable-3/West African Submarine
Cable/South Africa Far East, or SAT-3/WASC/SAFE, submarine cable system, which provides increased fiber optic transmission capability between South Africa and international destinations;
•   enhanced our core and access network to meet increased demand for broadband services such as xDSL;
•   supplemented our fixed-line access network with point to multipoint wireless access, WiFi and
WiMAX;
•   evolved our intelligent network service platform capabilities to meet customer demand by installing an open services platform that will provide value added services across Telkom’s voice network;
•   evolved our internet protocol network to a carrier class multi protocol label switching, or MPLS, enabled network with quality of service that supports enhanced services such as internet protocol and virtual private networks; and
•   Telkom has satellite bandwidth available from Intelsat in the Atlantic and Indian Ocean regions.
Telkom also has access to satellite capacity from 64 Kbps to 45 Mbps upon request. We are currently making use of satellites in 15 orbital slots for servicing with and from or to South
Africa. Our satellite capabilities and capacity ensure redundancy in our network and will enable us to maximize opportunities with Telkom Media and internet service provider services through
Africa Online.

We are an integrated communications service provider offering bundled voice, data, broadband and internet services and mobile services through Vodacom with the expertise to expand our service offerings.
Our network and resources enable us to provide customers with a wide range of integrated communications services, including voice services, data communications services, broadband services and internet services and mobile services through Vodacom. We have undertaken the following actions to strengthen our data communications service capabilities and improve our integrated communications service offerings:
•   successfully launched ADSL in August 2002, ISDN in 1995, VPN Supreme in 2003 and WiFi in
2005 and have introduced several flexible and cost effective options for these products;
•   developed extensive experience in designing and operating customized data communications and managed data networking products and services, including managed local and wide area networks;
•   established contracts with a number of leading communications equipment and software suppliers such as Amdocs, MDSI, Marconi/Ericsson, Alcatel-Lucent, Siemens, Tellabs, Cisco
Systems, Hughes Network Systems, Gilat and Sun Microsystems to provide fully integrated communications solutions over our core fixed-line network and satellite capacity and have introduced several flexible and cost effective options for these products;
•   deployed an extensive voice-over-internet protocol, or VoIP, network, and launched a voice over internet protocol regional clearing house to serve as a hub for voice traffic on the African continent;
•   successfully introduced a full range of private branch exchange, or PABX, systems sourced from LG Electronics, with the capability to integrate with IP and DSL technologies; and
•   we are able to offer our customers advanced mobile solutions, including voice and data, through Vodacom.
We have a highly qualified management team.
We believe our management team and employees have the required experience and knowledge to execute our business strategy in the face of increased competition. Rapidly changing technology, increasing specialization requirements and capacity gaps necessitate ongoing development and training. Telkom continues to invest significantly in its employees to ensure that the appropriate business skills in the communications industry are available to meet customer requirements. Telkom has developed detailed plans to identify high potential individuals within the company who can be developed for future senior management positions to ensure all future employee requirements are met. Telkom has demonstrated the strength of its succession and retention plans by appointing approximately 60% of senior management vacancies from within the company, utilizing the existing skills and potential of its current employee base. The board has embarked on a thorough search process to recruit a chief executive officer with telecommunications experience and large corporate experience.
Vodacom is the leading South African mobile communications network operator with strong brand recognition, extensive network coverage and distribution channels and a growing data product offering.
Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 58% as of March 31, 2007 based on total estimated customers.
Vodacom has an extensive network that covers approximately 97.9% of South Africa’s population based on the last official census conducted in 2001 and approximately 71.2% of the total land surface area of South Africa as of March 31, 2007. Vodacom has a broad distribution network consisting of
Vodacom owned shops and sales forces and independent dealers, franchises, national chains and

Vodacom Direct shops as well as an extensive informal distribution channel servicing primarily the emerging market. Vodacom continues to enjoy success through its data initiating, with data revenue contributing 8.1% in the 2007 financial year. Vodacom is expanding its data offering through media and multimedia initiating.
Vodacom is leveraging its successful experience in sub-Saharan South Africa to selectively expand into other African countries.
Vodacom is continuing to pursue future growth through selected mobile expansion initiatives in other African markets. Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions, low penetration and good prospects for growth, market leadership and profitability. Other key factors include Vodacom’s ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing. Other African operations are branded under the “Vodacom” name.
Vodacom benefits from an experienced and long-serving management team complemented by its experienced international and local shareholders, Vodafone and Telkom.
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
Vodacom benefits from the financial, operational and managerial expertise of its shareholders,
Vodafone and Telkom. Vodacom has an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services, such as the Vodafone Mobile Connect Card,
Vodafone live!, Mobile TV, BlackBerry
®
and Vodafone Simply. Vodacom’s alliance with Vodafone also
provides Vodacom access to Vodafone’s global research and development, High Speed Downlink
Packet Access, or HSDPA, which enhances 3G data speeds, and access to Vodafone’s marketing and buying powers.
Our group strategy
Our vision is to be a leading customer and employee centered information and communications technology, or ICT, solutions service provider. We are focused on balancing the needs of all stakeholders while seeking long term sustainable and profitable growth. Our commitment to the socio-
economic transformation of South Africa underpins this strategy.
In seeking to sustain the creation of value in response to developments in our dynamic market environment, we are continuing to focus on customers and employees, while continuing to balance the needs of all stakeholders.
We intend to continue to focus on the following primary imperatives to support growth:
•   Enhancing customer satisfaction through customer centricity;
•   Retaining revenue and generating long term growth, including expansion in Africa;
•   Evolving our fixed-line network to a next generation network in order to support profitable growth through prudent cost management;
•   Engaging Telkom’s employees to maintain our competitive advantage;
•   Repositioning Telkom stakeholder management to create healthy relationships with all stakeholders; and

• Capitalizing on the growing mobile communications and internet service provider markets in
South Africa and other African markets.
Enhancing customer satisfaction through customer centricity
Telkom’s goal is to develop a customer-centric culture that permeates its entire organization through people, processes and systems, with the objective of making Telkom the customer’s service provider of choice in the ICT market. In this regard, Telkom is aiming to improve its ratings in the
South African Customer Survey Index performance year-on-year. A customer centricity office was established in May 2006 to oversee the development of a customer centric culture across the entire organization. Telkom’s strategy in this area is to:
•   develop a customer centric culture that permeates the entire organization;
•   focus on customer facing staff to ensure they have the appropriate skills to deliver excellent customer service;
•   review organization and work design to support and enable integrated customer management;
and
•   closer align rewards and recognition programs to customer centricity.
Retaining revenue and generating growth, including expansion in Africa
Telkom is pursuing growth opportunities beyond South African borders and is developing new offerings in its rapidly transforming markets in order to supplement diminishing voice revenue streams with new ones. Telkom’s aim is to minimize the impact of competition from existing or new entrants and penetrate new markets to supplement diminishing revenue streams. Telkom’s main focus will be to:
•   grow data and converged internet protocol services throughout South Africa and the African continent;
•   seek to increase DSL penetration to 15% – 20% of total fixed access lines by the 2011 financial year, by focusing on price, content, speed and channels to market and offering best in class prices for entry-level broadband packages to encourage new entrants into the market;
•   grow annuity income by increasing sales of bundled product and service packages;
•   develop new fixed-mobile products;
•   develop and increase penetration of internet protocol and voice over internet protocol solutions;
and
•   grow selected wholesale markets.
To ensure effective delivery of end-to-end service offerings and customer-specific solutions,
Telkom intends to continuously assess the viability of developing alliances, partnerships, mergers and acquisitions with other leading players. Telkom will also seek group strategies to support its revenue retention and growth strategies. Telkom’s focus will be in the following three areas:
•   pursuing information technology acquisition opportunities; and
•   entering the broadcasting environment, through Telkom Media, which has applied for a commercial satellite broadcasting license; and
•   capitalize on fixed-mobile conveyance opportunities.
Telkom is also seeking new value enhancing opportunities outside South Africa primarily on the
African continent to achieve continued growth. Telkom is pursuing the following primary opportunities:
•   fixed/mobile;
•   internet service provider services;
•   data and broadband services; and
•   value added network service provider services.

Telkom will seek to consider the following investment strategies when opportunities arise:
•   strategic equity partnerships;
•   acquisitions;
•   joint ventures;
•   management contracts; and
•   acquisition of new licenses.
Telkom has recently expanded its footprint on the African continent by acquiring Africa Online, an internet service provider active in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania,
Uganda, Zambia and Zimbabwe. In addition, Telkom recently acquired a 75% interest in Multi-Links in
Nigeria. Multi-Links is a private telecommunications operator with a Unified Access License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria. We will seek to leverage from these investments and will continue to search for new opportunities to extend our presence in Africa.
Evolving our fixed-line network to a next generation network in order to support profitable growth through prudent cost management
Telkom is in the process of establishing the capability and capacity in its network, operating support systems, information technology and employee skills to develop its next generation network.
This is expected to facilitate broadband and internet protocol based services in support of Telkom’s growth strategy, while at the same time enabling future cost savings. Telkom is adopting an evolutionary approach through incremental roll out of a next generation network capability and will gradually and selectively be evolving from its legacy networks. Telkom’s objectives and goals for 2010 are to:
•   have selectively migrated converged voice, data and video products to an internet protocol based next generation network, enabling Telkom to provide a new range of services and products as a means of generating incremental revenues;
•   have progressed with the consolidation of its network to create opportunities for cost savings;
and
•   assists clients in migrating to Telkom’s next generation network.
Telkom believes that its next generation network strategy will enable it to:
•   offer new products, services and features based on broadband delivered over a next generation network, thereby creating new sources of revenue;
•   remain competitive in a rapidly growing market, where new next generation network-based services are created and offer faster time to market;
•   selectively migrate high revenue and converged services and products towards a network with reduced network infrastructure, thereby minimizing long-term capital expenditure on legacy network infrastructure and opportunities for operating expenditure savings; and
•   retain revenue for products, services and features delivered over its current network.
Engaging Telkom’s people to maintain our competitive advantage
Telkom is continuing to develop programs designed to enhance employee satisfaction in order to sustain a culture of engagement with its people. Telkom is focusing on:
•   improving its employee engagement in order to become an employer of choice;
•   improving performance and productivity;
•   building its employee competencies and enhancing its leadership capabilities;
•   transforming towards a customer centric corporate culture; and
•   retaining top talent.

Repositioning Telkom stakeholder management to create healthy relationships with all stakeholders
Telkom is seeking to effectively manage stakeholder relationships, particularly with ICASA, as they are critical to future pricing levels. Telkom’s strategic objective and goals for the 2011 financial year are to:
•   improve stakeholder management and effectively manage stakeholder risk, with particular emphasis on regulatory risk.
Capitalize on the growing mobile communications and internet service provider markets in
South Africa and other African markets
Telkom is urgently re-evaluating its mobile strategy and investigating opportunities with mobile partners to provide an integrated and consolidated service provider model across the fixed and mobile value chain, with integration capabilities into the managed hosting environment. There can be no assurance that Telkom’s current mobile strategy will change or that Telkom will be successful in pursuing any new mobile opportunities. Vodacom’s strategic objectives are to achieve sustainable growth in profits and cash flow, while maintaining its leading market position in South Africa, growing its operations in other African countries and establishing new operations in select African countries. In order to achieve these objectives, Vodacom intends to pursue the following strategies:
•   Achieve sustainable growth in profits and cash flows. Vodacom will continue to strive for growth in profits and cash flows by growing customer numbers, while carefully managing its existing customer base, customer acquisition and retention strategies, capital expenditures and operating expenses. Vodacom also aims to grow and consolidate its current business, seek out new business opportunities in South Africa and gear up to provide total converged solutions to corporate customers. During previous years Vodacom has sought to streamline its relationships with its customers by increasing direct ownership of service providers. On August 30, 2006
Vodacom purchased an additional 19% shareholding in Smartphone, increasing its shareholding from 51% to 70%, while Smartphone purchased an additional 2.25% shareholding in Smartcom on September 13, 2006, increasing its shareholding to 88%. On October 4, 2006,
Vodacom acquired an additional 49% in Cointel, increasing its shareholding to 100%. Vodacom subsequently sold its entire shareholding in Cointel to Smartphone. Effective October 1, 2006,
Vodacom acquired the cellular business of Africell, an exclusive Vodacom dealer in South
Africa. As of March 31, 2007, 84.2% of Vodacom’s contract customer base and 99.4% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by Vodacom.
•   Expand data products. Vodacom intends to seek to continue to increase its revenue and profits by continuing to expand its range of offerings of value added data and content services over its network, such as multimedia messaging services, information and banking services and location based services through alliances with content service providers, while remaining focused on its core mobile business. Vodacom launched the first commercial 3G network in
South Africa in December 2004. Vodacom also entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services, including the Vodafone Mobile Connect Card, Vodafone live!, Mobile TV, BlackBerry
®
and
Vodafone Simply. Vodacom also launched Vodafone World and Vodafone Passport, which is
Vodacom’s new roaming price structure. Vodacom also acquired a 10% shareholding in WBSH effective January 31, 2007 and was granted a call option to purchase such number of additional shares as will result in Vodacom beneficially owning 25.5% of the total issued ordinary capital of WBSH, until September 14, 2007. In connection with its agreements with
WBSH, also known as iBurst, Vodacom markets iBurst’s wireless internet broadband service.

•   Increase revenue from other African operations. Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations in Africa, and by selectively acquiring additional telecommunications licenses or operators in other African markets in the future that have stable economic and political conditions and good prospects for growth, market leadership and profitability. In its other African operations, Vodacom seeks to gain majority ownership, develop strong local partnership relationships and, if possible, obtain non-recourse financing. Vodacom’s revenue from other African operations increased 39.2% in the year ended
March 31, 2007 to R4.1 billion and 30.8% in the year ended March 31, 2006 to R3.0 billion from R2.3 billion in the year ended March 31, 2005, 50% of which is included in the Telkom
Group’s revenue. As a result, Vodacom’s revenue from other African countries increased from
8.7% of Vodacom’s total revenue in the 2006 financial year to 10.1% of Vodacom’s total revenue in the 2007 financial year.
Telkom is also seeking to execute its Pan African hubbing strategy through its investments in
Multi-Links in the west of Africa and Africa Online.
Telkom business model
Telkom is developing a flexible business model to respond to changing regulatory, competitive and expansion requirements in order to enable the company to execute its strategy in the best possible manner. We are actively monitoring developments around the globe both on competition and regulatory matters and these developments will form part of the inputs into the development of the business model.
The model is designed to:
•   Get closer to Telkom’s customer with market-driven solutions;
•   Protect Telkom’s existing revenue base;
•   Extend Telkom’s penetration into its existing market; and
•   Expand Telkom’s business into new markets and territories.
Telkom will face significant pressures in the medium term and the maturity of the industry is expected to lead to price and margin pressure. The trends of substitution and customers preferring solutions rather than standalone products will further place pressure on Telkom’s strategies and structures. To address this, Telkom will seek to capitalize on the following basic elements of its integrated business model:
•   Form focused business units around distinct market segments and value propositions to provide clients with responsive, competitive offerings;
•   Create lean and strategically focused corporate centers, providing shared services, as appropriate;
•   Strengthen alliances and partnerships with best-in-class external service providers to leverage scale, access expertise, augment capability and increase flexibility and utilize turnkey capital projects; and
•   Develop connective rules and tools that measure, inform, and motivate organizational elements to work together in executing the company’s strategy.

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
•   interconnection services, including terminating and transiting traffic from South African mobile operators, as well as from international operators and transiting traffic from mobile to international destinations;
•   fixed-line data services, including domestic and international data transmission services, such as point to point leased lines, ADSL services, packet-based services, managed data networking services and internet access and related information technology services; and
•   directory services, through our TDS Directory Operations subsidiary, wireless data services, through our Swiftnet subsidiary and internet services outside South Africa, through our newly acquired Africa Online subsidiary.
Products and services
Subscriptions and connections
We provide postpaid, prepaid and private payphone customers with digital and analog fixed-line access services, including PSTN lines, ISDN lines, and wireless access between a customer’s premises and our fixed-line network. Each analog PSTN line includes one access channel, each basic rate ISDN line includes two access channels and each primary rate ISDN line includes 30 access channels. Each ISDN line transmits signals at speeds of 64 kbps per channel. Subscriptions to ADSL are included in our data services revenue. We were the first fixed-line operator in the world to provide prepaid service on a fixed-line network. Our prepaid service offers customers an alternative to the conventional postpaid fixed-line telephone service. All costs, including installation, telephone equipment, line rental and call charges, are paid in advance so that there are no monthly phone bills.
We target our prepaid service mainly at first time home phone customers who do not have sufficient credit history and are located in areas where we can provide access to our network without significant additional investment. Customers who have previously had their telephone service disconnected due to non-payment are also encouraged to migrate to our prepaid service option in order to reduce future non-payments while satisfying demand for our services. In the 2007 financial year, we introduced
Waya Waya, on trial until the end of October 2007, which is our most affordable fixed-line offer yet.
Existing customers are required to pay R120 in advance to cover line rental for a year, thereby ensuring that our customers stay connected.
We also offer subscriptions to value-added voice services. We offer a broad range of value-added voice services on a subscription or usage basis, including call forwarding, call waiting, conference calling, voice-mail, toll free calling, ShareCall, which permits callers and recipients to share call costs, speed dialing, enhanced fax services and calling card services for payphones. These services complement our basic voice services and provide us with additional revenue while satisfying customer demand, enhancing our brand and increasing customer loyalty. Value added voice services such as our CallAnswer voicemail service are also bundled with value added calling plans such as Telkom
Closer to further enhance the value to our customer.

We provide payphone services throughout South Africa. As of March 31, 2007, we operated approximately 151,830 public payphones and approximately 6,129 private payphones, of which approximately 40% were coin operated and combination payphones and the remainder were card operated payphones.
The following table sets forth information regarding our postpaid and prepaid lines and payphones as of the dates indicated, excluding our internal lines:
As of March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
(in thousands, except percentages)
Postpaid PSTN
(1)
3,006
2,996
2,971
(0.3)
(0.8)
Business 1,386 1,412 1,426 1.9 1.0
Residential 1,620 1,584 1,545 (2.2) (2.5)
Prepaid PSTN
887
854
795
(3.7)
(6.9)
ISDN channels
664
693
718
4.4
3.6
Payphones
(2)
169
165
158
(2.4)
(4.2)
Total fixed access lines
(3)
4,726
4,708
4,642
(0.4)
(1.4)
(1)
Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.
(2)
Includes public and private payphones.
(3)
Total fixed access lines are comprised of PSTN lines, including ISDN channels, prepaid lines, ADSL lines and public and private payphones, but excluding internal lines in service. Each analog PSTN line includes one access channel, each basic rate ISDN line includes two access channels and each primary rate ISDN line includes 30 access channels.
The following table shows information related to the number of our fixed access lines in service, net line growth and churn for the periods provided. Churn is calculated by dividing the number of disconnections by the average number of fixed access lines in service during the period.
As of March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
(in thousands, except percentages)
Opening balance
4,680
4,726
4,708
1.0
(0.4)
Net line growth
46
(18)
(66)
n/a
(266.7)
Connections 675 615 572 (8.9) (7.0)
Disconnections (629) (633) (638) 0.6 0.8
Closing balance
4,726
4,708
4,642
(0.4)
(1.4)
Churn (%)
13.4 13.4 13.6 0.0 1.5
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
In the 2007 financial year Telkom continued to focus on customer retention through discounted offers, relaxation of credit management policies and targeted marketing campaigns, including Project
Reconnect, a marketing campaign targeted at customers changing locations; the re-launch of
PD Connect, a marketing and tracking service for property developers; and the implementation of specialized sales teams for gated communities. Telkom continues to focus on offering value for money, by launching and continuously enhancing packages such as PC bundles and Telkom Closer, including the following:

Telkom Closer 1
Includes line rental, Call Answer, a minimum charge at a flat rate for calls during off peak time up to one hour, and a discounted per record rate for local and long-
distance calls subject to a minimum charge.
Telkom Closer 2
Includes line rental, Call Answer, unlimited free calls for calls during off peak time up to one hour, and a discounted per record rate for local and long-distance calls subject to a minimum charge.
Telkom Closer 3
Includes line rental, Call Answer, 1,000 inclusive free peak time minutes, unlimited free calls for calls during off peak time up to one hour, and a discounted per record rate for local and long-distance calls subject to a minimum charge.
Telkom Closer 4 All the benefits of Telkom Closer 3 bundled with DSL 384.
Telkom Closer 5 All the benefits of Telkom Closer 3 bundled with DSL 1024.
Telkom Closer plans 1 to 3 have an option to purchase 150 or 75 local internet hours during
Callmore time.
Despite these campaigns, Telkom’s fixed-line base declined by 1.4% in the 2007 financial year.
The decrease in the number of subscriber lines in the 2007 financial year was mainly in the lower revenue generating areas such as prepaid PSTN lines and residential postpaid PSTN lines, partially offset by an increase in ISDN channels and business postpaid PSTN lines. The higher revenue generating areas, such as corporate and business lines, showed a positive growth of 2.8% in the
2007 financial year. The decrease in the number of residential postpaid PSTN lines in the 2007 financial year was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connection, while the decrease in prepaid PSTN lines was primarily as a result of customer migration to mobile services and our residential postpaid PSTN services. The increase in ISDN channels and ADSL services was primarily driven by increased demand for higher bandwidth and functionality. This, together with the alignment of the residential and business DSL product and the upgrading of DSL 192 to DSL 384, without any additional cost to the customer, has added to the positive growth in ADSL services in the 2007 financial year.
In the 2006 financial year Telkom continued to focus on customer retention through discounted offers, relaxation of credit management policies and targeted marketing campaigns, including Project
Reconnect and Project JIKA, which were launched to stem line loss. Telkom continues to focus on offering value-for-money, by launching packages like PC bundle and Telkom Closer. Despite these campaigns, Telkom’s line base declined by 0.4% in the 2006 financial year. The decrease in the number of subscriber lines in the 2006 financial year was mainly in the lower revenue generating areas such as residential postpaid PSTN lines and prepaid PSTN lines, partially offset by an increase in ISDN channels and business postpaid PSTN lines. The decrease also includes approximately
5,800 lines that migrated from ISDN Basic Rate to ADSL, which amounted to a net loss of approximately 5,800 channels because ISDN Basic Rate lines include two channels, while ADSL service includes only one channel. The higher revenue generating areas, such as corporate and business lines, showed a positive growth of 3.7% in the 2006 financial year. The decrease in the number of residential postpaid PSTN lines in the 2006 financial year was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections.
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
Traffic
We offer local, long distance, fixed-to-mobile, international outgoing and international voice over internet protocol services to business, residential and payphone customers throughout South Africa at tariffs that vary depending on the destination, distance, length, day and time of call. Local traffic services are for calls made to destinations less than 50 km from origination. Long distance traffic services are for calls made to national destinations greater than 50 km from origination. We provide international outgoing services, including both voice and data traffic. We provide direct international dialing access to approximately 230 destinations. In the 2004 financial year, we launched a voice over internet protocol product to customers operating international call centers.
The following table sets forth information regarding our fixed-line traffic, excluding interconnection traffic, for the periods indicated. We calculate fixed-line traffic by dividing fixed-line traffic revenues for the particular category by the weighted average tariff for such category during the relevant period.
Year ended March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
(in thousands, except percentages)
Lo cal
(1)
19,314 18,253 16,655 (5.5) (8.8)
Long distance
(1)
4,453 4,446 4,250 (0.2) (4.4)
Fixed-to-mobile 3,911 4,064 4,103 3.9 1.0
International outgoing 415 515 558 24.1 8.3
International voice over internet protocol 89 83 38 (6.7) (54.2)
Total traffic
28,182
27,361
25,604
(2.9)
(6.4)
(1)
Local and long distance traffic includes dial-up internet traffic.
Traffic was adversely affected in both the 2007 and 2006 financial years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dial-up internet traffic being substituted by our ADSL service, as well as the decrease in the number of prepaid and residential postpaid PSTN lines and increased competition in our payphone business. The decrease in international voice over internet protocol traffic in the 2007 financial year is primarily due to relocation of the international call center business by one of our customers outside South Africa.
Interconnection services
We provide interconnection services to the three mobile operators, Vodacom, MTN and Cell C, and certain other entities that lawfully provide licensed telecommunications services in South Africa consisting of call termination and call transit, as well as access, through our network, to other services, including FreeCall 0800, ShareCall 0860 and HomeFree, emergency services and directory enquiry services. We expect that we will be providing interconnection services to Neotel during the
2007 calendar year and will also be required to provide interconnection services to other licensees.
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
Year ended March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
(in thousands, except percentages)
Domestic mobile interconnection traffic 2,206 2,299 2,419 4.2 5.2
International interconnection traffic 1,318 1,355 1,321 2.8 (2.5)
Total
3,524
3,654
3,740
3.7
2.3
Domestic mobile interconnection traffic includes traffic from mobile operators terminating on our network, international outgoing calls from mobile networks and access to other services such as emergency services and directory enquiry services. The increase in domestic mobile interconnection traffic in the years ended March 31, 2007 and 2006 was primarily due to an overall increase in mobile calls as a result of growth in the mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.
International interconnection traffic consists of international termination traffic and international hubbing traffic. International interconnection traffic decreased in the 2007 financial year due to a decrease in international switch hubbing traffic. In the year ended March 31, 2006, international interconnection traffic increased primarily due to volume discounts and a settlement in the 2006 financial year preventing an illegal operator from carrying international incoming traffic.
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
Leased lines. We provide national and international leased lines in South Africa. Leased lines are fixed connections between locations, which are secure and exclusive to the user, and are mainly used for high volume data or multimedia transmission. Leased lines are our principal data transmission service and include Diginet, Diginet Plus and Megaline services. We also provide leased lines to broadcasters for audio and video services. Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the leased line. Leased line charges have decreased since the 2005 financial year and we expect that competition may increase pressure on prices in the future.

Large numbers of leased lines are provided to the mobile operators at negotiated wholesale rates for the build out of their networks. With the growth in traffic carried on the mobile networks, a need was identified for the deployment within these networks of transmission links with transmission speeds higher than the 2 Mbps provided by existing agreements. We entered into broadband fixed link leasing agreements with Vodacom and MTN in the 2004 financial year and with Cell C in the 2005 financial year. These agreements offer speeds of 45 Mbps and 155 Mbps and include formalized service level agreements and a term and volume discount structure, as a counter to the competitive challenges that are occurring in this area of the business. Telkom is currently in the process of negotiating amendments to its broadband fixed link leasing agreements to include speeds of 622 Mbps and
2.5 Gbps with formalized service level agreements and a term and volume discount structure.
Recognizing the increasing threat of competition in the provision of leased lines to the mobile operators, Telkom introduced further discounting structures in the 2007 financial year in order to improve the attractiveness of Telkom’s product offerings to this rapidly growing market. Fixed link leasing agreements were also entered into with some of the smaller operators, including VANS and
USALS, as well as Neotel.
The following table sets forth the bandwidth capacity of our Diginet, Diginet Plus, ATM Express and broadcasting data transmission services:
Leased line
Bandwidth
Diginet 2.4 Kbps to 64 Kbps
Diginet Plus 128 Kbps to 2 Mbps
ATM Express 2 Mbps to 155 Mbps
Broadcasting
Analogue audio 7.5 or 15 KHz
Analogue video 70 MHz
Digital 2 Mbps to 155 Mbps
Telkom Wholesale launched a new wholesale service, offering Resell ADSL on April 10, 2007 to value added network service licensees and internet service providers. Resell ADSL enables wholesale customers to resell ADSL access to their customers. The main advantage of this service is that the wholesale customer is the single point of contact for new ADSL access orders and first level ADSL service assurance. The service in provisionally available to those customers who have an active, broadband friendly Telkom analogue telephone service. Telkom Resell ADSL offers the following service options:
• Resell ADSL up to 384 Kbps
• Resell ADSL up to 512 Kbps
• Resell ADSL up to 4096 Kbps
The service is provided with a self-install option only and service providers are able to provide their own modems.
ADSL Services. ADSL allows the provisioning of high speed connections over existing copper wires using digital compression. We have different ADSL services available, aimed at the distinct needs of our customers. In an attempt to simplify our DSL offering and to increase value to the customer we have aligned the residential and business DSL product offerings and upgraded all
DSL 192 customers to DSL 384 without any additional cost to the customer. The following table indicates our product offerings as of March 31, 2007:
DSL                       DSL
DSL
384
512
1024
Downstream speed Up to 384 Kbps 512 Kbps 4096 Kbps
Upstream speed Up to 128 Kbps 256 Kbps 384 Kbps

In April 2007, Telkom launched Do Broadband, which bundles ADSL access and a TelkomInternet account at discounted rates. We have also launched DSL Self-install as an alternative to the usual installation process involving a visit from a Telkom technician. Apart from the convenience of Self-
install, it enables customers to save R437.50 in installation fees. We intend to continue to offer ADSL packages, including a free modem, with a 24 month contract.
Packet-based services. Packet-based services are based on a statistical multiplexing technique that allows customers to share bandwidth more cost effectively based on a virtual private network concept. Our packet-based services include packet-switched services (X.25), frame relay services, asynchronous transfer mode (ATM) services and internet protocol (IP) services.
Our asynchronous transfer mode based services include ATM Express and Megaline Plus. ATM
Express provides digital transmission services for wide area networks at speeds from 2 Mbps up to
155 Mbps. ATM Express provides a medium for companies to transmit high volumes of information at high speeds over their wide area network with high quality and reliable connections. Voice, video and data applications can be supported simultaneously over a connection. Megaline Plus is a broadband service providing for the carrying of voice, video and data at a constant bit rate across our asynchronous transfer mode network. ATM Express and Megaline Plus serve as an integral component of our integrated virtual private network service offering that allows for the convergence of voice, data, video, e-commerce and web services across a single access medium over our network.
We expect our asynchronous transfer mode based service revenue to grow as a result of customers’
growing demand for bandwidth, flexibility and reliability.
Our primary internet protocol data transmission product is an IP-based VPN product, branded
VPN Supreme. VPN Supreme offers our customers the ability to converge voice, data and video applications over a single, managed VPN. On the international front we have invested in an internet protocol and voice-over internet protocol network and launched a regional clearinghouse to serve as a hub for voice traffic on the African continent. We have launched Telkom Global VPN which enables converged services globally.
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
As of March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
(in thousands, except percentages)
Terrestrial based 6,425 9,492 12,905 47.7 36.0
Satellite-based 5,536 7,395 8,974 33.6 21.4
Total managed network sites
11,961
16,887
21,879
41.2
29.6
Global services
Our portfolio of global international products consists of a number of different products. We have international private line circuits, which are our Diginet equivalent to international destinations with bandwidths ranging from 2.4 Kbps up to 155 Mbps. The international private line circuits use both cable infrastructures, such as submarine cables, or satellite infrastructure. This product is complimented by our three global alliances with Infonet, Equant and BT, which are used to offer customers connectivity based on those companies’ global networks. Our global alliances have coverage throughout the world and it is easier for customers to use them from an ordering, installation and support point of view, as they have physical presence or formally appointed partners in each country. Due to the packet-based nature of these global networks, the cost efficiencies inherent in these networks can be passed on to customers to ensure more affordable services. We also expanded our global portfolio with the launch of our own Global VPN during the last quarter of the
2007 financial year.
Internet access services and other related information technology services
We are one of the leading internet access providers in South Africa in the retail and wholesale internet access provision markets. We also package our TelkomInternet product with personal computers, ADSL and ISDN services, as well as our satellite access products, SpaceStream Express and SpaceStream Office.
Our South African internet eXchange, or SAIX, is South Africa’s largest internet access provider offering dedicated and dial-up, ADSL and satellite internet connectivity to internet service providers and value added network providers. SAIX has offered fixed-line network internet access through dial-
up service since 1995. SAIX derives revenue for its access services primarily from subscription fees paid by internet service providers and value added network providers for access services. The SAIX customer base has expanded beyond only service providers and value added network providers, and now includes Vodacom and other operators in Africa. These include incumbents in Mozambique,
Namibia, Angola, Zimbabwe and Lesotho.
In the retail market, TelkomInternet offers a range of internet services to residential and business customers. These services include analog and ISDN dial-up services, ADSL services, TelkomInternet powered by Satellite services and dedicated internet access services. The access services are complemented by a range of value-added services, including e-mail services, domain name services and hosting services. All TelkomInternet access bundles include e-mail services, Web based e-mail access, anti-virus services, exclusive content through our TelkomInternet web site and 24 hour technical support services.
Telkom offers full commercial service of a broadband based internet access powered by satellite.
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
As of March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
Wholesale
Internet leased lines-equivalent 64 kbps 13,470 16,832 19,247 25.0 14.3
Dial-up ports 15,375 12,889 11,462 (16.2) (11.1)
Retail
Internet dial-up subscribers                                            202,410 228,930 210,453 13.1 (8.1)
Internet ADSL subscribers 22,870 53,997 92,140 136.1 70.6
Internet satellite subscribers 1,427 1,981 2,420 38.8 22.2
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
Directory and other services
Directory services. We own 64.9% of TDS Directory Operations, the largest directory publisher in
South Africa providing white and yellow pages directory services and electronic white pages. In the year ended March 31, 2007, TDS Directory Operations published approximately 7.7 million white and yellow directories. TDS Directory Operations also provides electronic yellow pages and value added content through full color advertisements. TDS Directory Operations has improved the accessibility and distribution of directories through door-to-door delivery and electronic media. We also provide national telephone inquiries and directory services.
Wireless data application services. We own 100% of Swiftnet, which operates under the name
Fastnet Wireless Service. Fastnet is a wireless network providing asynchronous wireless access on our X.25 network, Saponet-P, to its customer base. This service has been expanded by Swiftnet to offer a GPRS driven solution using a dual sim card allowing the customer to roam on both the
Vodacom and MTN GPRS South African networks. Services include retail credit card and check point of sale terminal verification, telemetry, security and vehicle tracking. Swiftnet is in violation of its license that requires it to have at least 30% of its shares held by black economic empowerment individuals or entities. ICASA has required Swiftnet to remedy the breach of its license, which expired on August 24, 2006. On February 14, 2007 Telkom announced that it had entered into an agreement to sell a 30% stake in Swiftnet to the Radio Surveillance Consortium, or RSC, a group of empowerment investors, for R55 million following a competitive sale process run by an independent adviser. The transaction would not require any financial support or facilitation from Telkom. The transaction received Competition Commission approval on May 28, 2007. The transaction is still subject to ICASA approval.
Fees and tariffs
Tariff rebalancing
We made significant progress in rebalancing our fixed-line tariffs. Telkom’s tariff rebalancing program was historically aimed at better aligning its fixed-line traffic charges with underlying costs and international norms. As a result of its efforts, the ratio of tariffs for long distance calls to all destinations over 50 km compared to tariffs for local calls declined from 13.2:1 as of March 31, 1997 to 2.7:1 as of
March 31, 2002. Telkom expects that its tariff rebalancing will focus more on the relationship between the actual costs and tariffs of subscriptions and connections and traffic in order to more accurately reflect underlying costs and in response to increased competition.
Regulations made under the Telecommunications Communications Act, which remain in effect, impose a price cap on a basket of Telkom’s specified services, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our Diginet product; and our Megaline product. A similar cap applies to a sub-
basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately
66% of Telkom’s operating revenue in the year ended March 31, 2006 was included in this basket compared to approximately 64% of Telkom’s operating revenue in the year ended March 31, 2007.
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
Historically, the annual permitted percentage increase in revenues from both the whole basket and the residential sub-basket was 1.5% below inflation. Effective from August 1, 2005 through July
31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from
ICASA. Draft regulations on the pricing and provision of ADSL services were published by ICASA, which would, among other things, have prohibited Telkom from charging a monthly rental for providing
ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any limitations on the pricing of these services, but did impose quality of service obligations on Telkom for these services related to, among other things:
• services to be provided within 30 days from application;
• the provision of uncapped local bandwidth;
• the guarantees of minimum speeds;
• the prohibition of port prioritization; and
• the prohibition of periodic resets.
Telkom is currently not in full compliance with these requirements and has informed ICASA accordingly.

ICASA approved a 0.2% increase in the overall tariffs for services in the basket effective January
1, 2005, a 3.0% reduction in the overall tariffs for services in the basket effective September 1, 2005 and a 2.1% reduction in the overall tariffs for services in the basket effective August 1, 2006. On June
13, 2007, Telkom filed with ICASA proposed average price reductions on its regulated basket of products and services of 1.2%, effective August 1, 2007. As a result, if approved by ICASA, from
August 1, 2007, the following price changes will be effective:
• ADSL rental 18.2% average decrease
• Local call charges – Standard time No change
• Local call charges – Callmore time 4.1% average increase
• Long distance call charges 10% decrease
• International call charges 9.0% average decrease
• Data products 11.9% average decrease
• Subscription: analog line rental 12.0% increase
• ISDN rental 12.0% increase
• Worldcall local 15.0% decrease
• Worldcall long distance 41.3% decrease
See Item 3. “Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters –
Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom’s revenue and net profit could decline if wholesale price controls are imposed on it above and “– Regulation and License Requirements” below. All tariffs include value added tax at a rate of 14%.
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

The following tables show our subscriptions and connections tariffs as of January 1, 2005,
September 1, 2005 and August 1, 2006 and our proposed tariffs as of August 1, 2007 based on our tariff filing with ICASA in June 2007.
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
(ZAR, including value-added tax)
Business
Installation 342.30 n/a 480.10 25,855.30
Monthly rental 132.75 n/a 230.50 3,982.59
Residential
Installation 342.30 197.60 480.10 n/a
Monthly rental 99.92 57.25 166.52 n/a
As of August 1, 2007
PSTN
PSTN
ISDN2
ISDN30
Postpaid
Prepaid
Basic
Primary
(ZAR, including value-added tax)
Business
Installation 383.37 n/a 537.72 28,957.94
Monthly rental 148.68 n/a 258.15 4,460.50
Residential
Installation 383.37 221.30 537.72 n/a
Monthly rental 111.90 57.25 186.50 n/a

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
The following table sets forth our postpaid and prepaid traffic tariffs as of January 1, 2005,
September 1, 2005, August 1, 2006 and our proposed tariffs as of August 1, 2007 based on our tariff filing with ICASA in June 2007.
As of
As of
As of
As of
January 1,
September 1,
August 1,
August 1,
2005
2005
2006
2007
Peak Off peak   Peak Off peak   Peak Off peak   Peak Off peak
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Postpaid services (residential
and business)
Local minimum call charge (0 – 50 km)
for first unit
(3)
0.59 0.59 0.59 0.59 0.59 0.59 0.59 0.59
Local call rate per minute (0 – 50 km)
after first unit
(3)
0.40 0.16 0.38 0.16 0.38 0.16 0.38 0.17
Long distance minimum call charge (>50 km)
for first unit
(4)
0.89 0.89 0.80 0.80 0.72 0.72 0.65 0.65
Long distance call rate per minute (>50 km)
after first unit
(4)
0.89 0.45 0.80 0.40 0.72 0.36 0.65 0.33
Fixed-to-mobile call rate per minute
(5)
1.89 1.17 1.89 1.17 1.89 1.17 1.89 1.17
Prepaid services (residential only)
Local minimum call charge (0 – 50 km)
for first unit
(6)
0.59 0.59 0.59 0.59 0.62 0.62 0.62 0.62
Local call rate per minute (0 – 50 km)
after first unit
(6)
0.46 0.18 0.43 0.18 0.45 0.19 0.46 0.21
Long distance minimum call charge (>50 km)
for first unit
(7)
0.89 0.89 0.80 0.80 0.84 0.84 0.76 0.76
Long distance call rate per minute (>50 km)
after first unit
(7)
1.06 0.53 0.95 0.48 1.00 0.50 0.90 0.45
Fixed-to-mobile call rate per minute
(5)
1.89 1.17 1.89 1.17 1.89 1.17 1.89 1.17
(1)
Monday to Friday 7 a.m. to 7 p.m. for local and long distance calls. Monday to Friday 7 a.m. to 8 p.m. for fixed-to-mobile calls.
(2)
Monday to Thursday 7 p.m. to 7 a.m. the next morning, and Friday 7 p.m. to Monday 7 a.m. for local and long distance calls. Monday to Thursday 8 p.m. to 7 a.m. the next morning, and Friday 8 p.m. to Monday 7 a.m. for fixed-to-mobile calls.
(3)
The first unit for peak calls is 94 seconds (January 1, 2005: 89 seconds) and for off peak calls with effect from August 1,
2007 is 209 seconds (January 1, 2005, September 1, 2005 and August 1, 2006: 223 seconds).
(4)
The first unit for peak calls is 60 seconds and for off peak calls is 120 seconds.
(5)
Calls are charged in increments of 60 seconds for the first minute and in increments of 30 seconds thereafter.

(6)
The first unit for peak calls with effect from August 1, 2007 is 81 seconds (September 1, 2005 and August 1, 2006:
83 seconds) (January 1, 2005: 78 seconds) and for off peak calls with effect from August 1, 2007 is 181 seconds
(January 1, 2005, September 1, 2005 and August 1, 2006: 194.5 seconds).
(7)
The first unit for peak calls is 51 seconds and for off peak calls is 101 seconds.
International outgoing
Our outgoing international call tariffs and payments are based on settlement rates negotiated with other international carriers on a bilateral basis. The following table sets forth our international outgoing traffic tariffs per minute as of January 1, 2005, September 1, 2005 and August 1, 2006 and our
proposed tariffs as of August 1, 2007 based on our tariff filing with ICASA in June 2007 for residential and business customers to the ten most frequently called countries based on traffic.
As of
As of
As of
As of
January 1,
September 1,
August 1,
August 1,
2005
2005
2006
2007
Peak Off peak   Peak Off peak   Peak Off peak   Peak Off peak
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
(ZAR, including value-added tax)
United Kingdom 1.70 1.50 1.70 1.50 1.40 1.30 0.95 0.85
Zimbabwe 1.66 1.30 1.66 1.30 1.60 1.30 1.40 1.15
Mozambique 2.70 2.50 2.70 2.50 2.50 2.50 1.40 1.15
Namibia 1.66 1.30 1.66 1.30 1.30 1.30 1.40 1.15
Botswana 1.66 1.30 1.66 1.30 1.64 1.28 1.40 1.15
Lesotho 1.66 1.35 1.66 1.35 1.66 1.46 1.85 1.62
United States 1.70 1.50 1.70 1.50 1.20 0.99 0.95 0.85
Malawi 1.80 1.55 1.80 1.55 1.77 1.52 1.40 1.15
Swaziland 1.66 1.30 1.66 1.30 1.66 1.30 1.40 1.15
Pakistan 2.70 2.40 2.70 2.40 2.00 2.00 1.80 1.70
(1)
Monday to Friday 8 a.m. to 8 p.m.
(2)
Monday to Thursday 8 p.m. to 8 a.m. the next morning, and Friday 8 p.m. to Monday 8 a.m.
Interconnection tariffs
Interconnection termination rates for mobile operators are distance independent and are based on aggregated measurements of traffic crossing the points of interconnection measured on a per-second basis. For national calls from mobile users to fixed-line customers, the mobile operator pays us a termination fee. The risk of uncollectibles is carried by the originating operator. For incoming international calls destined for mobile users, we pay the mobile operator a termination rate which is the same as the rate we pay for fixed-to-mobile calls, and for outgoing international calls originating from mobile users, the mobile operators pay to us our standard wholesale rate for international calls.
In order to better compete for outgoing international traffic originated by the mobile operators, Telkom replaced its discounted retail charging model for such traffic with a wholesale charging model with
Vodacom in April 2006 and with MTN and Cell C in August 2006.
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
The following table sets forth our fixed-to-mobile retail tariffs, including our termination rates paid to mobile operators and our retention rates, and our mobile-to-fixed tariffs as of January 1, 2005,

September 1, 2005, January 1, 2006 and January 1, 2007. Fixed-to-mobile tariffs are billed for the first
60 seconds and 30 second increments thereafter. Termination rates paid to mobile operators are paid on a per second basis.
As of
As of
As of
January 1,
January 1,
January 1,
2005
2006
2007
Peak Off peak   Peak Off peak   Peak Off peak
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Fixed-to-mobile retail rate
1.89
1.17
1.89
1.17
1.89
1.17
Termination rate paid to mobile operators 1.43 0.88 1.43 0.88 1.43 0.88
Retention rate 0.46 0.29 0.46 0.29 0.46 0.29
Mobile-to-fixed retail rate
Termination rate paid to Telkom
0.31 0.17 0.33 0.18 0.33 0.18
(1)
Monday to Friday 7 a.m. to 8 p.m.
(2)
Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.
Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel has indicated that it will commence providing services to residential customers during the 2007 calendar year. The following table sets forth our retail tariffs applicable to calls to
Neotel, is effective from May 23, 2007, including our termination rates to be paid to Neotel and our retention rates, and our interconnection tariffs which will be applied between Telkom and Neotel.
Telkom’s retail tariff for such calls will be billed on a per second basis with a minimum charge of
72 cents. The interconnection fees payable between Telkom and Neotel are pseudo-distance based rates coupled to the national numbering plan regulations, consisting of a lower within billing zone, or
WBZ, rate, and a higher beyond billing zone, or BBZ, rate. If a call is handed over to the other network in the same billing zone as that in which it terminates, then the WBZ rate is applicable. If it is handed over in a billing zone other than that in which it terminates, then the BBZ rate is applicable.
As of
May 23,
2007
Peak
Off peak
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Telkom to Neotel retail rate
0.65
0.65
WBZ termination rate paid to Neotel 0.23 0.23
Retention rate 0.42 0.42
Telkom to Neotel retail rate
0.65
0.65
BBZ termination rate paid to Neotel 0.33 0.33
Retention rate 0.32 0.32
Neotel to Telkom calls
Termination rate paid to Telkom (WBZ) 0.26 0.14
Termination rate paid to Telkom (BBZ) 0.38 0.22
(1)
Monday to Friday 7 a.m. to 8 p.m.
(2)
Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.
Various interconnection agreements have also been signed with smaller operators such as VANS and USALs.

The following table sets forth our Telkom-to-USAL retail tariffs effective from May 23, 2007, including our termination rates paid to the USALs and our retention rates, and our USAL-to-Telkom tariffs applied between Telkom and the USALs. Telkom’s fixed-to USAL retail tariffs for mobile USAL calls are billed for the first 60 seconds which is the minimum charge applicable for the call, and in
30 second increments thereafter. Telkom’s fixed-to-USAL retail tariffs for calls within the USALs’
service area are billed on a per second basis with a minimum charge of 72 cents. Termination rates paid to the USALs are paid on a per second basis.
As of
May 23,
2007
Peak
Off peak
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Fixed-to-USAL retail rate (Calls to mobile USAL numbers)
1.89
1.17
Termination rate paid to USAL 1.43 0.88
Retention rate 0.46 0.29
Fixed-to-USAL retail rate (Calls to fixed USAL numbers)
0.83
0.43
Termination rate paid to USAL 0.33 0.18
Retention rate 0.50 0.25
USAL-to-Telkom calls
Termination rate paid to Telkom
0.33 0.18
(1)
Monday to Friday 7 a.m. to 8 p.m.
(2)
Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.
The following table sets forth our retail tariffs applicable to calls to VANS effective from May 23,
2007, including the termination rates paid to the VANS and our retention rates, and our VANS-to-
Telkom tariffs applied between Telkom and the VANS. Telkom’s retail charges for calls to VANS are billed on a per second basis with a minimum charge of 72 cents. The interconnection fees payable to
Telkom by the VANS are distance based rates as given below.
As of
May 23,
2007
Peak
Off peak
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Telkom-to-VAN retail rate
Termination rate paid to VANS
(3)
N/A N/A
Retention rate 0.50 0.50
VANS-to-Telkom calls (Local)
Termination rate paid to Telkom
0.32 0.16
VANS-to-Telkom calls (Long distance)
Termination rate paid to Telkom
0.50 0.25
(1)
Monday to Friday 7 a.m. to 7 p.m.
(2)
Monday to Thursday 7 p.m. to 7 a.m. the next morning and Friday 7 p.m. to Monday 7 a.m.
(3)
Telkom’s fixed-to-VANS retail rate varies based on the termination rates charged by the various VANS to Telkom.
An interconnection agreement was signed between Telkom and Sentech on June 1, 2007 which provides for the termination by Telkom of calls brought into the country by Sentech pursuant to its international telecommunication gateway service license. Pursuant to this agreement, Telkom charges
Sentech the same termination rates as it charges Neotel described above. As Sentech’s license allows it to provide a carrier of carriers service to other operators, it does not have end-users within the country, and the interconnection agreement therefore does not provide for the termination of calls on Sentech’s network. It does however provide for either operator to transit international traffic via the other if they so require. It is expected that physical interconnection will be established with Sentech during the third quarter of the 2007 calendar year.
Data tariffs
We charge monthly fees for leased lines, which vary based on bandwidth and distance, and monthly service charges for ADSL, which are not distance dependent. The following table sets forth the monthly tariffs for our data leased lines using 20 km distances and ADSL service as of January 1,
2005, September 1, 2005 and August 1, 2006 and our proposed tariffs as of August 1, 2007 based on our tariff filing with ICASA in June 2007. Subscription to ADSL service also requires the subscription to a PSTN postpaid line.
As of
As of
As of
As of
January 1,
September 1,
August 1,
August 1,
2005
2005
2006
2007
(ZAR, including value-added tax)
ADSL installation charges
HomeDSL 192/384/512/1024
(1)
404 404 437.50 490.00
BusinessDSL 512/1024
(1)
404 404 437.50 490.00
ADSL access rental charges
HomeDSL 192 329 270 245 n/a
HomeDSL 384 449 359 245 152
HomeDSL 512 680 477 362 326
BusinessDSL 512 800 477 362 326
HomeDSL 1024/BusinessDSL 1024
(1)
n/a 680 516 413
Diginet (64 Kbps) 2,236 2,214 2,160 2,039
Diginet Plus (512 Kbps) 6,165 5,245 5,067 4,658
ATM Express
2 Mbps – Bronze 13,828 11,953 10,827 9,747
2 Mbps – Silver 18,046 15,418 14,120 12,711
34 Mbps – Silver 104,572 89,613 81,059 72,955
140 Mbps – Silver 345,591 296,246 255,460 229,908
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
• business customers;
• residential customers; and
• payphone customers.
Business customers
Business customers are comprised of global and corporate customers, business and government customers and wholesale customers. We have separate sales and marketing departments to service each of the sub-categories within our business customer category. Our business customer category accounted for approximately 68.7% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 38.0% of our total fixed access lines as of March 31, 2007.

Global and corporate
Global and corporate customers comprise over 330 of South Africa’s largest financial, retail, manufacturing and mining companies with domestic and international operations. Global and corporate customers accounted for approximately 17.5% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 9.5% of our total fixed access lines as of March 31, 2007. We have increased our sales and marketing efforts aimed at our large global and corporate customers in order to continue to improve customer loyalty.
We offer tailored packaged solutions and seek to enter into long-term relationships with our global and corporate customers in order to maintain our leadership position in this customer market. We market and sell our products and services to these customers primarily through corporate account managers, supported by a team of specialists in the field of pre-sales consulting, project management and post-
sales service managers.
Business and government
Business and government customers comprise approximately 283,000 large and medium business and governmental accounts. We estimate that Government customers, excluding certain
Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 4.3% of our total fixed access lines as of March 31, 2007. We also offer tailored packaged solutions and seek to enter into long term relationships with our government and larger business customers. In addition, we established a customer relation program to focus on retaining business customers. We market and sell our products and services to these customers primarily through customer account managers and sales representatives, the Telkom Business Call Center and customer service branches. As of March 31, 2007, we had approximately 136 Telkom Direct shops located throughout South Africa to assist our business customers in finding the products and end user equipment that best fits their needs. In the 2007, 2006 and 2005 financial years, we have been successful in signing our business customers to long term service agreements. We have also been successful in growing our ISDN, internet access, PABX, satellite and data, including ADSL, products and services.
Wholesale
Wholesale customers comprise mobile operators, domestic licensed network operators, international operators and service providers and domestic value-added network service providers.
We expect wholesale revenue from domestic operators to increase with the expansion of Neotel’s operations and the further liberalization of the South African telecommunications industry, although we believe that with the advent of the Electronic Communications Act, competition in this sector will increase and there will be downward pressure on prices. Products sold to wholesale customers primarily include national and international voice termination services, data services and international transiting services. We also provide internet protocol services to internet service providers. We are currently focusing on developing wholesale products that cater to the needs of a more liberalized fixed-line market in South Africa. We are also expanding our wholesale product portfolio to go into non-traditional markets outside of South Africa. Our marketing and sales strategy for the wholesale services market is to be the carrier of choice for other operators and the connectivity provider of choice for domestic and other African service providers. We believe our digital network both in South
Africa and in our international undersea cables provides a solid foundation from which we can leverage these services. We continuously revisit destinations for wholesale voice termination services.
We intend to focus on expanding our relationships with international operators and further increasing the penetration of our transiting and connectivity services to international operators, including other
African operators, for traffic into and out of Africa.
Mass markets
Mass markets comprises small business customers and residential customers, including both prepaid and postpaid residential customers using PSTN, ISDN and ADSL services. Small business customers comprise approximately 290,000 accounts.

Mass market customers accounted for approximately 29.7% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 58.6% of our total fixed access lines as of March 31, 2007. Residential customers accounted for approximately 51.1% of our total fixed access lines as of March 31, 2007. Prepaid residential customers accounted for approximately 17.1% of our total fixed access lines as of March 31, 2007, compared to approximately
18.1% of our total fixed access lines as of March 31, 2006. Small business customers accounted for approximately 7.5% of our total fixed access lines as of March 31, 2007.
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
Payphone customers
Payphones comprise our public and private payphone units. Payphones accounted for approximately 1.6% of our total fixed-line revenue, excluding directories and other revenue, in the year ended March 31, 2007 and approximately 3.4% of our total fixed access lines as of March 31, 2007.
We seek to provide easy access to our services through the effective placement of our phones and phonecard outlets in high traffic areas, while cutting costs by removing non-profitable pay phones.
Our key focus area is the premier market, which includes municipalities, prisons, gas stations, shopping malls, airports, and train stations. In furtherance of this goal, we target and enter into nationwide contracts with multi location telephone providers to ensure wider distribution of our payphones. We market and sell our payphone products through our regional sales force and call centers. In order to improve efficiencies in public services and telephony, Telkom implemented a quality management system in compliance with the South African Bureau of Standards ISO9001:2000 standards, which was certified by the South African Bureau of Standards in 2003. The aim was to
develop products and services based on these quality standards and improved processes in an effort to grow and improve public telephony revenues and create a customer relations center through a call center. An income management center, which is responsible for coin collections, and banking and a dedicated fault handling center for the maintenance of payphone equipment was established.
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
Through our ambassador program, participating Telkom management employees adopt a few small and medium businesses to strengthen relationships with these customers in a non-sales environment. An ambassador acts as a single point of contact for those customers in the event of any queries relating to our products and services. In addition, our Telkom business call center provides customer support for our medium and small business customers. We also offer a broad range of internet based customer care tools to allow customers to manage their relationship with us more conveniently. The Telkom and TelkomInternet websites offer online services such as fault reporting for voice services, automated online registration and password changes for internet services, electronic bill presentation and an email query facility. The Telkom.co.za website logged an average of
1.2 million page impressions per month.
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
The following table sets forth information regarding Telkom’s service delivery measurements during the periods indicated.
Year ended March 31,
2005
2006
2007
Residential voice
% cleared in 24 hours 46% 47% 50%
Faults per 1,000 lines 441 470 485
% installed in 5 days 51% 49% 81%
Business voice
% cleared in 24 hours 62% 61% 66%
Faults per 1,000 lines 287 300 328
% installed in 5 days 68% 63% 83%
Data subrate
% cleared in 24 hours 97% 92% 84%
Faults per 1,000 lines 756 801 870
% installed in 10 days 75% 40% 41%
ADSL business
% cleared in 24 hours 79% 54% 33%
Faults per 1,000 lines 505 480 575
% installed in 20 days 84% 56% 76%

During the 2007 financial year, we took action to improve appointment management, resulting in the improvement in residential and business voice orders installed in five days.
The ADSL installed base grew by 78% during the 2007 financial year. This growth resulted in an increase in the number of reported faults and impacted on the time taken to clear faults. This growth also impacted on data subrate services as they share ADSL resources. The increase of approximately
20% in network failures during the 2007 financial year, contributed to the increase subrate faults per
1000 lines. Network failures consist of cable breaks, cable theft and failures on other core network elements.
The decline in residential and business voice performance in the 2006 financial year was due to bad weather conditions and a high incidence of electrical storm activity resulting in increased fault rates, which impacted on Telkom’s service levels. We have implemented a sustainment program focused on access network reliability to reduce the impact of electrical storm activity. During the 2006 financial year, there was a 146% increase in ADSL installations, which resulted in a decline in the
ADSL installation rate and the percentage cleared within 24 hours as a result of the doubling of the installed base. The decline in the installation rate for data subrate was primarily due to delays as a result of network capacity problems. We have upgraded our fixed-line core network to increase bandwidth capacity.
We expect to continue to change the method in which we measure performance to align with changes in the information communication technology industry that focus more on broadband and data services and also to support Telkom’s customer centricity drive.
Infrastructure and technology
The following table sets forth information related to the digitalization and upgrade of our network at the dates indicated.
As of March 31,
2003
2004
2005
2006
2007
Digitalization (percentage of lines) 99.8 99.9 99.9 99.9 99.9
ATM switches 197 189 202 212 228
Digital exchange units 4,292 4,321 4,339 4,427 4,448
Internet Protocol Routers 24 32 70 76 79
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
As of March 31, 2007, 99.9% of our telephone access lines were connected to digital exchanges.
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
Each of the switching centers includes two switches which are geographically diverse for redundancy purposes and in order to handle larger volumes during peak times. Each of the primary switching centers is interconnected by at least two self healing diverse routes. Interconnection between our network and the networks of the three South African mobile operators and Neotel takes place at primary level switches in the main centers. Two international telephone switching centers each containing one switch, serve as the international gateways. Secondary switching centers are connected to the primary switching centers by at least two self-healing diverse routes. Each secondary switching center includes one switch with internal redundancy mechanisms.
Transmission network
Our national transmission network comprises a synchronous digital hierarchical and wave division-multiplexing network. Both the primary and the secondary tier are based on a combination of ring and meshed topology, which provides a dual path to each connection point. The ring topology consists of interlocking self-healing rings, while the meshed topology consists of high capacity digital cross-connects connected in meshed fashion via high capacity digital links. The primary tier consists of eight stacked rings and fifteen digital cross-connects, while the secondary tier consists of 544 rings and 85 digital cross-connects. The synchronous digital hierarchy network, with its network management capability, provides for faster provision and modification of service, improved grade of service and lower maintenance costs. Telkom is investing in additional capacity to meet requirements for growth in data traffic and leased lines.
At the beginning of the 2006 financial year, we commenced an aggressive roll-out of next generation synchronous digital hierarchical equipment on both the primary and the secondary tier.
In the 2007 financial year, 370 sites were installed, 315 sites commissioned and 75 sites were integrated. We are continuing to upgrade our wave division-multiplexing network to cater for larger capacities.
Metro Ethernet
In the 2007 financial year, we began deploying Metro Ethernet, a next generation network technology that provides cost effective, high speed, fiber based connectivity in metropolitan areas.
In addition to increased bandwidth capacity, the technology also offers features required for next generation services such as bandwidth on demand and internet protocol TV, or IPTV.
The new network will be used to support and enhance existing customers’ services such as broadband access via ADSL and WiMAX technologies. New corporate and service provider wholesale services are expected to be developed that draw directly from the new feature set offered by Metro
Ethernet.
Metro Ethernet is currently being rolled out in the metropolitan areas of the Western Cape,
Northern Gauteng (Pretoria) and Gauteng Central (Greater Johannesburg).
Access network
Access for our PSTN and data networks is primarily via copper. Telkom is still deploying additional access network infrastructure to enable the provisioning of ISDN and xDSL services on demand. Fiber in the loop, or FTTx, with optical fiber distributed multiplexors and cross connects are also provided to mobile operators, corporate and large businesses, office parks and shopping centers. Point-to-point radio systems are also provided for non-fibered areas such as rural areas and for redundancy in our core network. In addition, Telkom is focusing on the rehabilitation of its existing copper and fiber access network infrastructure to improve the reliability and quality of its network and to make it broadband friendly. Viable areas, which are out of reach of the broadband footprint, will be serviced by appropriate wireless local loop (point to multipoint) technologies.
Asynchronous transfer mode network
We have rolled out an asynchronous transfer mode network to deliver broadband services to global and corporate customers. As of March 31, 2007, we had 228 switches in our asynchronous transfer mode network. The present available bandwidth between the core switches on our asynchronous transfer mode network is 183 STM-1s or 27.4 Gbps, while the available bandwidth between the access switches, metropolitan switches and core switches is 502 STM-1s or 75.2 Gbps.
Access to our asynchronous transfer mode network is primarily provided via fiber and synchronous digital hierarchy.
Public broadband internet protocol network
Our public broadband internet protocol network comprises a three tier hierarchical network consisting of eight core sites, 28 edge sites and 65 access locations, including over 27,990 modems with an estimated dial-up base of greater than 500,000 customers, including Telkom and other internet service providers as of March 31, 2007.
Telkom has designed its internet protocol network as the core for new products and services with multi protocol label switching, or MPLS, deployed in the network. 10,995 layer three virtual private network or VPN endpoints have been deployed.
Telkom currently has a total bandwidth of 2.4 Gbits to a total of six international points of presence located in Amsterdam, two in London, New York, Ashburn, Washington D.C. and Hong Kong. Internet
protocol transit bandwidth from the six international points of presence to global tier 1 service providers amounts to 3.4 Gbits.
Broadband services
Telkom’s Broadband services comprise xDSL through copper as a wireline access and WiMAX as wireless access. We plan on introducing fiber in the near future.
We introduced ADSL as a new wireline access technology in August 2002 for our internet protocol network. The ADSL roll out has been designed to provide maximum coverage in terms of prospective
ADSL customers. Our ADSL footprint covers approximately 86.8% of our customer base and consists of 2,237 digital subscriber line access multiplexers, serving approximately 255,633 customers as of
March 31, 2007, an increase from 78.1% of our customer base and 1,075 digital subscriber line access multiplexers, serving approximately 143,509 customers as of March 31, 2006, and 58,278 customers as of March 31, 2005. This network is managed from our national network operations center.
Voice over internet protocol network
Softswitch capability is being deployed initially as an overlay network to enable the communication of voice over internet protocol services.
Our current voice over internet protocol network terminates calls for numerous international voice carriers into our fixed-line network. Call centers from around the world that have relocated to South
Africa due to favorable economic conditions and lower resource costs are also hosted on our voice over internet protocol network. Telkom has points of presence for connectivity to the voice over internet protocol network in Amsterdam, London, New York, Ashburn (Washington D.C.), Zambia,
Zanzibar, Tanzania and Madagascar, with plans to expand to the Far East. The network can terminate
69 media gateways, or approximately 32,700 voice circuits. The media gateways compress the traditional voice channels of 64 Kbps to 8 Kbps channels thus enabling us to reduce the cost of international calls, while maintaining the perceived voice quality of a 64 Kbps call.

WiFi
In February 2005, Telkom launched a hot spot service that provides wireless data access service by using 802.11b/g WiFi technology. Any user with a wireless enabled notebook computer or personal digital assistant can connect to the service while in the coverage area. WiFi is mainly targeted at restaurants, hotel groups, major shopping malls and some sites on national routes. At March 31,
2007, Telkom had 75 hotspots.
WiMAX
Telkom has concluded proof of concept and first office application testing of fixed (IEEE 802.
16-2004) WiMAX technology. This technology is standards based broadband wireless access technology that provides throughput connectivity in a point-to-multipoint configuration. The technology is designed to enable Telkom to more cost effectively provide services in non-copper based infrastructure.
Services that have been successfully tested to date include internet access, which was commercially launched in May 2007. Telkom has a memorandum of understanding in place with Intel
Corporation for the interchange of information on WiMAX in order to keep up with the latest WiMAX developments. Telkom is a member of the WiMAX Forum and actively monitors the Forum for any developments.
International connectivity
We offer international connectivity from two international switching centers to terrestrial, satellite and submarine cable routes. Further international connectivity has been provided with the deployment of very small aperture terminals and other satellite transmitters located at strategic locations throughout the country. Telkom has satellite bandwidth available from Intelsat in the Atlantic and
Indian Ocean regions. Telkom also has access to satellite capacity from 64 Kbps to 45 Mbps upon request. We are currently making use of satellites in 15 orbital slots for services within and from or to
South Africa. The Indian Ocean region can be connected to two satellites and the Atlantic Ocean region can be connected to three satellites. Satellite access is provided from our earth stations at
Hartebeeshoek, west of Pretoria, Crowthorne in Gauteng, Malvern in Durban, Chelsea in Port
Elizabeth and Klipheuwel in Cape Town. Currently we have satellite voice and data connectivity to locations not reachable via undersea cable.
We have investments in three cable systems connecting Africa and international destinations.
A submarine cable system, SAT-2, exists between Cape Town and Europe. We are the largest capacity owner on the SAT-2 submarine cable system with the right to use approximately 65% of the capacity. Consistent with our strategy of increasing international carrier traffic on our network, we have invested approximately $95 million in the SAFE and SAT-3/WASC submarine cable systems that were introduced into service during 2002. The cable systems provide fiber optic connectivity between South
Africa and international destinations. These cable systems utilize the latest technology available in order to provide improved high speed voice, data, video and other on demand high bandwidth services and have increased fiber optic bandwidth between Europe, Asia and Africa. We have the right to approximately 24% of the capacity on the SAFE and SAT-3/WASC submarine cable systems, making us the largest capacity owner in these cable systems out of the 35 telecommunications operators who have invested over $700 million in these systems. The length of the SAFE cable is approximately 13,100 km and the SAT-3/WASC is approximately 14,300 km.
In addition, on March 9, 2007 the Eastern Africa Submarine System, or EASSy, supply contract was signed by the 23-member EASSy consortium with Alcatel-Lucent who will lay the first ever optical submarine cable network landing in East Africa. Telkom agreed to invest approximately
US$18.9 million and will have an ownership interest in the EASSy cable system of approximately 8%.
In addition, Telkom agreed, in a joint purchase agreement with Vodacom, to invest US$1.5 million for an approximate 10% equity stake in a special purpose vehicle that was established to coordinate the participation of smaller operators in the region. The EASSy cable will connect to South Africa at the same landing point as the SAFE cable in Mtunzini, north of Durban. Telkom will seek to provide network operations center and administrator services to the EASSy consortium. Telkom also expects to be in a position to sell onward connectivity to Europe, America and Asia to East African operators using the EASSy cable. Telkom’s primary use for the EASSy cable will be to establish and improve its
East African fiber connectivity and also to use EASSy as an alternative global diverse route out of
South Africa.
The 9,900 km high performance fibre optic cable is being deployed to link eight countries from
Sudan to South Africa, via Somalia, Kenya, Tanzania, Madagascar and Mozambique. Landings are
planned for Port Sudan, Sudan; Djibouti; Mogadishu, Somalia; Mombasa, Kenya; Dar Es Salaam,
Tanzania; Tollary, Madagascar; Maputo, Mozambique; and Mtunzini, South Africa.
Based on Alcatel-Lucent’s submarine and terrestrial optical solutions, EASSy will connect the eastern African seaboard as well as landlocked countries, to the rest of the world. It will also provide connectivity across the continent to support the increase in local traffic from existing and new broadband services. EASSy is expected to provide Telkom the opportunity to expand its footprint further into Africa, creating further opportunities for access to future potential markets. In delivering a regional capacity of up to 320 Gbit/s, EASSy complements and increases Telkom’s capacity, especially with regard to taking the 2010 World Cup to the rest of the world. By complementing existing undersea networks, EASSy is being designed to provide continuity of service in times of natural disasters and to alleviate congestion during periods of peak traffic.
By interconnecting with Sea-Me-WE 3, Sea-Me-We 4 and SAT-3/SAFE, the EASSy undersea cable will also serve as a supporting infrastructure for these networks. Landlocked states such as
Ethiopia, Botswana, Rwanda, Burundi, Uganda, Zambia and Zimbabwe will also be able to access the
EASSy cable. The EASSy project is scheduled for completion by the end of the 2008 calendar year.
Information technology/operations support systems
The quality of our operations support systems, which store, manage and analyze essential business information, is critical to the success of Telkom’s business. Telkom’s operations support systems permit Telkom to make timely and informed business decisions and respond to our customers’ needs with tailored solutions. Telkom has dedicated significant resources to the design and implementation of new operations support systems based on a comprehensive and well defined information technology strategy.
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

Telkom’s national business solution center was built alongside the national network operations center and the data center providing Telkom with a centralized information technology backbone.
The national business solutions center was commissioned and we are currently hosting 46 out of our
55 hosting customers in the national business solutions center. Both the data center and the national business solution center are operated from a command center and now provides an additional
3,000 square meters of computer room space designed to the same specifications as our primary data center requirements. In addition, this new facility gives Telkom the ability to provide high availability configurations that are split between both buildings for redundancy purposes. Network reliability has also been enhanced by creating a totally redundant, shared network environment between the data center, the national business solution center building and the national network operations center.
Telkom is currently in the process of implementing a number of management information and other operating support systems in order to better respond to the increased liberalization of the South
African communications industry. These systems are being designed to integrate with Telkom’s billing and other management information systems, to provide Telkom with the capability of providing comprehensive and detailed operating information, a single bill for customers with multiple locations and products and configuring products and services across voice and data domains. The nature and the current status of these systems are as follows:
•   Workforce management system – an automated mechanism to manage and optimize Telkom’s workforce utilization. The first phase of the workforce management system was completed in the 2006 financial year. The roll-out of the second and third phases of the workforce management system commenced during the 2007 financial year and is planned for completion in the 2008 financial year.
•   Customer management system solution – a system to unify both voice and data customers, to manage and maintain all customer information and interactions and to produce an optional single bill for customers’ voice and data services or products. The implementation of this solution for Telkom’s customers with non-voice related products and services was successfully implemented during the 2007 financial year. The implementation for voice related products and services is targeted to commence during the 2008 financial year for completion in the 2009 financial year.
•   Product catalogue (in conjunction with the customer management system solution) – a system to configure and maintain products and services for both voice and data domains, to bundle products and groups of products across voice and data product and service domains, and to provide contract management functionalities for both voice and data services or products and customers. The implementation of this solution for Telkom’s customers with non-voice related products and services was successfully implemented during the 2007 financial year.
The implementation for voice related products and services is targeted to commence during the
2008 financial year for completion in the 2009 financial year.
•   Order management system (in conjunction with the customer management system solution) –
a system to provide end-to-end management of customer orders. The implementation of this solution for Telkom’s customers with non-voice related products and services was successfully implemented during the 2007 financial year. The implementation for voice related products and services is targeted to commence during the 2008 financial year for completion in the 2009 financial year.

•   Enterprise Portal – the vision for Telkom’s Portal, www.telkom.co.za, is to become the single point of entry for customers doing business with Telkom via the Internet. In addition to being the single point of entry, the website aims to become the preferred channel to do business with
Telkom. Customer benefits of interacting with Telkom via the Portal are convenience, cost-
effectiveness and shorter turn-around on assurance, fulfilment and enquiries. The new and energized Telkom Portal was successfully implemented during the 2007 financial year.
•   Fault management solution – a system to accelerate the real-time and accurate detection of problems in Telkom’s network by event collection, filtering and correlation. The first phase was successfully implemented in the national network operations center in the 2007 financial year with active surveillance now being performed on 19 technologies and the next phase is planned to be completed in the 2008 financial year.
•   Enterprise asset management platform – a system for holistic lifecycle management of all financial, human resources and procurement processes. Various enhancements were successfully implemented during the 2007 financial year, including projects focusing on employee centricity and the shortening of internal processes to support customer centricity and overall efficiency of the company.
•   Next generation operation support system – Telkom’s current operating support system needs to be evolved and developed to a new next generation operating support system to integrate and support Telkom’s conversion to a next generation network. The first phase was a comprehensive scoping exercise that was launched in the 2007 financial year. The second phase will entail a program of various projects dealing with the implementation of solutions specifically designed to support next generation products and services.
Competition
Competition in the South African fixed-line communications market is intense and is increasing as a result of the Electronic Communications Act and determinations issued by the Minister of
Communications.
We expect that the new licensing framework included in the Electronic Communications Act will result in the market becoming more horizontally layered with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business. In addition, pursuant to the Electronic Communications Act and determinations issued by the Minister of Communications:
•   mobile cellular operators are permitted to obtain fixed telecommunications links from parties other than Telkom;
•   VANS operators and private network operators are permitted to resell the telecommunications facilities that they obtain from Telkom;
•   VANS operators are permitted to allow their services for the carrying of voice, including voice over internet protocol;
•   Telkom is no longer the sole provider of facilities to VANS operators; and
•   licensing for the provision of payphone services has been expanded.
See “Regulation and License Requirements”.
We compete primarily on the basis of customer service, quality, dependability and price in those areas where we currently face competition and where we expect to compete for public switched telecommunications services in the future. We intend to introduce new products and services and tariff structures with the aim of maintaining and gaining revenue.

Mobile competition
Telkom currently competes for telephone customers with the three existing mobile operators,
Vodacom, our 50% owned joint venture, MTN and Cell C. MTN is a public company listed on the JSE
Limited and Cell C announced in June 2006 that it entered into a joint venture with Virgin Mobile, which we expect will increase competition. Telkom also competes with service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. In recent periods, our fixed-line business has experienced significant customer migration from our fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service. ICASA has begun a review process of mobile termination rates aimed at reducing high mobile interconnect charges. It is expected that this process will have a reducing effect on our mobile interconnection revenue towards the end of the 2007 calendar year.
Data competition
We also face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of
Communications in September 2004 and the Electronic Communications Act, which came into effect on July 19, 2006.
VANS providers such as Internet Solutions are our main competitors in the data market. They provide competitive internet protocol virtual private networks and internet service provider services to the business segment. Consumer orientated internet service providers such as MWeb are our main competitors in the consumer internet market.
In addition, our data services have faced increased competition from iBurst, a competitor to
Telkom in the wireless area that offers competing broadband services, and, to a lesser extent,
Sentech, which owns and operates satellite transmission systems, a packaged, always-on, bi-
directional broadband service via satellite and a wireless high-speed internet service offering.
Similarly, the mobile operators’ 3G, HSDPA and EDGE networks also enable customers to browse the internet via mobile broadband services, which provide increased competition for our data services.
The mobile data providers have reduced prices significantly creating price competition in our data markets. We believe that VANS operators and internet service providers will increasingly move into the corporate and voice services market, while telecommunications service providers try to expand into the managed data network and international traffic markets. We expect that alliances will be forged between VANS operators, telecommunications service providers and content providers to concentrate on the delivery of converged services within a few years. Domestically, expansion into new markets by VANS and mobile companies will take place, while development of new products and services will intensify the competition. We expect competition to further increase as a result of consolidation in the market, with competitors growing through mergers, acquisitions and alliance-
forming activity. The entry of multinational corporations to South Africa is expected to be a further incentive for global communications operators, which already service these corporations abroad, to establish or enhance their presence in South Africa.
Competition in the data market is expected to increase as a result of the VANS providers’ ability to deliver complex managed data solutions and integrated information communications technology solutions, as well as expected future alliances between the VANS and fixed and mobile operators.
As competition increases in the South African market, South African telecommunication service providers, including Telkom, are expected to increasingly look to other developing markets for new revenue streams, particularly in sub-Saharan Africa. Internationally, Telkom’s new Africa Online
business already competes with Internet Solutions and MTN Network Solutions. In addition, Verizon is already present in a number of other African markets.

Fixed-line voice competition
In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to Neotel that is 30% owned by Transtel and
Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty) Limited, a member of the
TATA Group, a large Indian conglomerate with information and communications operations. Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel has indicated that it will begin providing services to residential customers in the
2007 calendar year. The Government has created an infrastructure company, Infraco, which is expected to provide inter-city bandwidth at cost price to Neotel, and later to the rest of the industry, which will further compete with our communications network.
A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5% commenced in 2005 and is continuing. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.
Telkom’s fixed-line voice business is expected to be further impacted by continuing developments of voice over internet protocol and by the rollout of limited mobility services. Wireless operator iBurst has started to offer portable voice services over their wireless internet services. Additionally, voice over internet protocol and other operators with international gateway licenses are expected to create increased competition for Telkom’s fixed-line voice business in carrying international traffic in and out of South Africa.
We expect that the introduction of number portability and carrier pre-selection could further enhance competition in our fixed-line voice business and increase our churn rates. As competition intensifies, the main challenges our fixed-line voice business faces are continuing to improve customer loyalty through improved services and products and maintaining our leadership in the South
African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.
Procurement
We utilize a transparent multi disciplined approach to purchasing and supplier management in order to ensure that we receive the best products and services from reliable suppliers at the best overall price. We have established cross functional sourcing teams staffed with individuals from different areas of our organization to evaluate and make recommendations on certain bids, which, depending on value, require the further approval of our executive committee and board of directors and notification of certain approvals to our board of directors. Bid requests are published in our weekly tender bulletin and on our web site. We have adopted affirmative procurement policies that favor historically disadvantaged suppliers. We seek to utilize at least two suppliers for all critical equipment where possible in order to minimize supply risk. In the year ended March 31, 2007, our top twenty suppliers accounted for approximately 66% of all purchases and our main supplier was Total Facilities
Management Company (Pty) Limited, or TFMC, which accounted for approximately 11% of all expenditure. During the year ended March 31, 2007, Telkom directed R8.8 billion to black economic empowerment suppliers, representing approximately 70% of Telkom’s total procurement spending, compared to R6.4 billion and R5.2 billion in the years ended March 31, 2006 and 2005, respectively.

Mobile communications
Overview
We participate in the South African mobile communications market through our 50% interest in
Vodacom. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 58% as of March 31, 2007 based on total estimated customers. Vodacom has investments in mobile communications network operators in Lesotho,
Tanzania, the Democratic Republic of the Congo and Mozambique. Vodacom’s other shareholder is
Vodafone, which beneficially owns 50% of Vodacom.
South Africa
Vodacom had approximately 23.0 million customers in South Africa as of March 31, 2007. As of
March 31, 2007, Vodacom’s 6,865 base stations were capable of reaching approximately 97.9% of the country’s population based on the last official census conducted in 2001 and approximately 71.2% of the total land surface of the country. The estimated penetration rate for mobile communications in
South Africa has increased to approximately 84% as of March 31, 2007.
Vodacom offers public mobile communications services which are based on second generation
Global System for Mobile Communications, or GSM, and third generation Universal Mobile
Telecommunication System, or UMTS, mobile communication standards. Vodacom was granted a mobile cellular telecommunications license in South Africa in September 1993 and commenced service in June 1994. This mobile cellular telecommunications service license was confirmed and reissued in August 2002 pursuant to the Telecommunications Act, and was renewed until May 30,
2024 on the same terms and conditions as the existing license. In addition, Vodacom was awarded a permanent 1,800 MHz license and a 3G spectrum license during the 2005 financial year.
Products and services
Vodacom offers a wide range of mobile voice and data communications products and services, including value-added services. Vodacom’s services also include the sale of handsets. Vodacom has a history of innovation as illustrated by its record of product offerings. Vodacom was the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial GSM roaming is available. Vodacom was also the first mobile communications network operator in South Africa with nationwide coverage. Vodacom launched the first commercial
3G network in South Africa in December 2004. Vodacom entered into an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services.
Recent significant products launched include data, voice and SMS bundles for prepaid, Top Up and contract customers. Vodacom continued to launch and support Vodafone products such as
Vodafone Simply, welcome tones, extended live television to 22 channels and Vodafone live! release
7 with its simple, tabular, user friendly approach. A number of corporate and business products were also launched, ranging from e-mail and enhanced voicemail to corporate access points which enhance the security of mobile customers using a 3G/HSDPA data card remotely. Vodacom
Converged Solutions was formed in the 2007 financial year to provide converged information, communications and technology services across the entire market, including the bundling of products across previously separate markets into a one-stop shop for customers. It is also expected to include the expansion of Vodacom’s existing network to provide both fiber and wireless solutions, when available. On May 8, 2007 Vodacom formalized entry into the broadcasting and multimedia market by announcing that it had secured an exclusive pay TV agency agreement with MultiChoice. With DSTV
Select, Vodacom and non-Vodacom customers have a choice between two DSTV Select bouquets, each offering a variety of the latest entertainment, news, sport, movies, documentaries and music channels.

Vodacom introduced 3G with high-speed downlink access, or HSDPA during the 2006 financial year, giving its customers access to global high speed broadband communications. Vodacom became the first South African cellular network to bring its customers Mobile TV that allows customers to watch a wide variety of popular channels on their 3G Vodafone live! cellphone.
Vodacom will seek to continue to grow data revenues by launching useful office tools and software applications such as 3G, HSDPA, Mobile TV, Vodafone Mobile Connect Cards and
BlackBerry
®
, at competitive prices. BlackBerry
®
Connect, as well as BlackBerry
®
Built-In, which enable
customers to access BlackBerry
®
services without a traditional BlackBerry
®
device, have become
available on top of the range handsets such as HTC, Nokia and Sony Ericsson. In the future,
Vodacom intends to continue to focus on offering premier interactive voice response, premium short messaging services, general packet radio services, multimedia services, HSDPA services, internet services, e-mail services and fixed-to-mobile products.
Prepaid services
As of March 31, 2007, approximately 86.5% of Vodacom’s South African customers were prepaid customers. Vodacom has two prepaid products, Vodago and 4U. Vodago was Vodacom’s initial prepaid product and offers two tariff plans, Vodago Standard and Vodago Smartstep. Vodacom’s 4U is a prepaid per second billing product targeted at the youth market who have higher usage of SMS and a need for per second billing. Since its inception, the number of 4U customers has increased significantly and as of March 31, 2007, approximately 85.3% of Vodacom’s prepaid customers were
4U customers. Vodago and 4U provide instant access to the Vodacom network and enable low volume customers to control mobile telephone costs based on usage because there are no long term contracts. Fax and certain data services became available to Vodago customers in the 2006 financial year.
Vodacom offers eight prepaid vouchers, seven of these ranging from R12 worth of airtime value and a 90 day usage time window to R1,100 worth of airtime value and a 365 day usage time window.
An eighth voucher option is available for R365 that allows the customer R265 worth of airtime value and a two-year airtime window regardless of activity. Vodacom launched a Big Bonus voucher in July
2006 which has a face value of R899 and gives the customer R900 of airtime whereby the customer receives R75 of airtime credit every 30 days over a 12 month period. In November 2005, Vodacom introduced the 46664 starter pack, a Super six starter pack in which Vodacom donates a portion of the proceeds to the Nelson Mandela 46664 Foundation to help fight against HIV/AIDS. During the 2005 financial year, Vodacom introduced a new Super six 4U starter pack which changed the Vodago
Super six starter pack to include free SMSs.
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

Contract subscription services
As of March 31, 2007, approximately 13.1% of Vodacom’s South African customers were contract customers. Contract subscription is typically for an initial 24-month contract. The initial uptake on the month to month contracts launched during the 2007 financial year has been slower than expected.
Vodacom offers residential and business contract customers a range of mobile service packages designed to appeal to specific customer segments. Vodacom offers two broad categories of contract subscription packages: consumer packages, such as Weekend Everyday, and business packages, such as Business Call. Additional packages such as Shared Talk 1500 were launched in the 2007 financial year to address the small and medium sized enterprises, or SME market. Vodacom launched the Family Top Up package in the 2004 financial year, a hybrid contract product which combines the benefits of a contract service with the financial control offered by a prepaid service and is designed to facilitate migrations to contract packages from existing prepaid packages. Vodacom’s Family Top Up package has proven highly successful and has contributed to the growth in contract customers. As of
March 31, 2007, 30.0% of Vodacom’s contract customers were Top Up customers compared to 27.6%
as of March 31, 2006 and 19.8% as of March 31, 2005. Subsequent to the success of Family Top Up,
Vodacom introduced Top Up 75 as an entry level Top Up package on November 7, 2006.
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
Community services
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
The demand for community service phones has been strong since its introduction. Vodacom had deployed approximately 95,113 community service phones as of March 31, 2007, exceeding its aggregate license target of 22,000 community service phones. The development of community service phones has made it possible to provide mobile access to the more than 20 million South Africans who live in communities where there is less than one telephone line per hundred people and have improved the quality of life for many South Africans who previously had no access to telecommunications. Community service phones have also been a cost effective method of significantly increasing traffic revenue on Vodacom’s network due to their low roll-out costs to
Vodacom and low barriers to entry for customers. Community service phones generated ARPUs of more than 7 times Vodacom’s average total South African ARPUs in the year ended March 31, 2007.
Vodacom intends to appropriately adopt its business model for community service phones in its other
African operations.
Value-added mobile voice and data services
Vodacom offers an extensive portfolio of value-added mobile voice and data services, including caller identification, call forwarding, call waiting, voice-mail, entertainment, mobile information and commerce services, short messaging services, mobile multimedia services, data services, mobile internet access, fax services and twin call services, the latter of which enable customers to use two mobile phones under the same number. Through Vodacom’s 10% investment in iBurst, a competitor to

Telkom in the wireless area, Vodacom now supplies customers with continued high speed connectivity through broadband internet and email services. Vodacom’s Call Sponsor offering enables contract customers to sponsor the calls of up to three prepaid customers. Vodacom has experienced substantial growth in the use of its value-added voice and data services, resulting in increased traffic revenue on its network. Short messaging services was the key contributor to the revenue increase to
Vodacom’s R3.1 billion, R1.9 billion and R1.2 billion of data revenue in South Africa in the years ended March 31, 2007, 2006 and 2005, respectively while data initiatives such as Vodafone Mobile
Connect Cards, BlackBerry
®
, Vodafone live! and Mobile TV , showed the highest growth year on year.
Vodacom transmitted approximately 4.5 billion short messaging services over its network in the year ended March 31, 2007, up from approximately 3.5 billion and 2.4 billion in the years ended March 31,
2006 and 2005, respectively.
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
with global and local content, picture and video messaging and downloads, Mobile TV and BlackBerry
®
.
Vodacom’s alliance with Vodafone also provides Vodacom access to Vodafone’s global research and development and access to Vodafone’s marketing and buying powers. As of March 31, 2007, Vodacom had 733,043 3G handsets active on its network compared to 179,576 as of March 31, 2006, and had sold 138,863 Vodafone Mobile Connect Cards, compared to 37,798 as of March 31, 2006. Significant data price reductions during the 2007 financial year were introduced to further establish Vodacom as a serious contender in the data connectivity space and offered a viable alternative to fixed-line while increasing mobile data adoption. In the 2004 financial year, Vodacom launched SMS-only roaming and promotional offerings such as free MMSs and free SMSs. Vodacom launched MyLife, its MMS and
GPRS network service, on October 17, 2002, Office Anywhere in August 2003, location based services
Look4me in February 2004 and Look4it in March 2004. Vodacom was also the first to launch
BlackBerry
®
devices into the South African market, shifting the focus to data and e-mail on demand. As of March 31, 2007 Vodacom had 23,328 BlackBerry
®
users registered on its network.
There was an increase in the usage of GPRS during the 2007 financial year, with the number of
GPRS users increasing to approximately 2.8 million at March 31, 2007 from approximately 1.4 million at March 31, 2006 and approximately 0.6 million at March 31, 2005. A major contributor to the volume of GPRS and 3G data traffic is Vodafone live!, which was launched on March 22, 2005 and by March
31, 2007 there were 898,527 users. On December 1, 2005 Vodafone Release 7 was launched with welcome tones and Mobile TV as major new services. By March 31, 2007 there were 22 TV channels available on Vodafone live! with 33,482 users.
A focus area in the 2007 financial year has been to enhance self service, both through the
Vodacom4me portal and the *111# service. These offer customers the ability to automatically set up their own phone for data and multimedia messaging services, to check billing and bundle information real-time and apply for, and change value-added services if required.
New and innovative value added services include e-Billing. Further additions and enhancements include video telephony charged at the same rate as voice calls, video mail and the missed call keeper service.
Vodacom continued to deliver on its data strategy which utilizes wireless application service providers, or WASPs, to provide ease of connectivity and standardized interfaces. Currently, the
WASP model is driven largely by consumer applications, with the majority of interest being in premium-rated outgoing SMS and bulk incoming SMS services. As of March 31, 2007, 165 WASPs had applied for connectivity to the Vodacom network.

Premium rated SMS content is still focused on competitions, information and alert services.
Average monthly volumes have grown to 15.8 million premium rated SMSs in the 2007 financial year.
Vodacom also provides premium rated MMS and interactive voice response, or IVR, as well as the
Vodacom online billing service, which has been increasing. This enables the content provider, or
WASP, to issue Vodacom billing tickets, enabling Vodacom to collect subscription services on their behalf. WASP services are provided by Vodacom, as well as Cointel. Revenues from WASP services increased by 38% in the current financial year as the number of services and bearers have increased.
Data revenue contributed 8.1% of Vodacom’s total revenue in the year ended March 31, 2007, up from 6.0% in the year ended March 31, 2006 and 4.9% in the year ended March 31, 2005. Vodacom expects that the broad introduction of “always on” faster response and generally higher speed packet-
switched data services, such as GPRS and universal mobile telecommunications system, or UMTS, will provide the platform for future value-added services.
In addition, Vodacom launched the Adult Content Management System, a mobile system that enables parents to prevent their children from receiving mature content. Vodacom has adopted a conservative approach which prohibits the delivery of undesirable content and limits all users to a level of content similar to that which is freely available at newsagents. Children are further protected from not only visually unsuitable material, but also from chat rooms and unsuitable websites.
On May 8, 2007 Vodacom formalized entry into the broadcasting and multimedia market by announcing that it had secured an exclusive pay TV agency agreement with MultiChoice. MultiChoice provides direct-to-home satellite services. With DStv Select, the direct-to-home digital satellite services operated under the brand name DStv, Vodacom and non-Vodacom customers have a choice between two DStv Select bouquets, each offering a variety of the latest entertainment, news, sports, movies, documentaries and music channels.
Handset sales
Vodacom Service Provider Company (Pty) Limited, or Vodacom Service Provider, sells handsets to its distribution channel and other service providers. Service providers in South Africa generally subsidize handsets when a contract customer enters into a new contract or renews an existing contract, depending on the airtime and tariff plan and type of handset purchased. Handset sales for the 2007 financial year amounted to approximately 4.6 million units, a year-on-year growth of approximately 21.1% and 58.3% for the 2007 and 2006 financial years, respectively. Vodacom’s state of the art warehouse in Midrand handled an average of 2,287 orders per day, up by 7.4% from the prior year figure of 2,130 orders per day. Approximately 98.3% of all deliveries to distribution channels are finalized within 48 hours of receipt of the order. Camera technology in phones has improved with
1.3 mega pixel cameras being the standard and 5 mega pixel cameras now available on high end phones. HSDPA handsets became available to the market in the 2007 financial year. In addition, bluetooth technology is available on most mid- and high-end phones. The Vodafone live! handset portfolio has increased significantly during the course of the year and accounted for approximately
32% of Vodacom’s total sales in the 2007 financial year compared to 17% for the 2006 financial year.
3G handset prices also declined significantly in the 2007 financial year making 3G handsets now more affordable. HSDPA card sales increased significantly in the 2007 financial year, accounting for approximately 4% of total sales for the year. Vodacom provides laptop or desktop computers to customers who enter into certain contract agreement. These services are expected to continue to be successful in the coming year.
Mobile users may use any handset on the Vodacom or any other network if the handset contains a SIM-card for Vodacom or the other network. No modifications, other than the replacement of the
SIM-card, are required to utilize handsets on either the Vodacom or other mobile communications network operators’ networks, unless the handset is network locked.

Interconnection services
Vodacom has interconnection agreements with national mobile operators, MTN and Cell C, as well as with Telkom, Neotel and carrier-of-carriers licensee, Sentech. In addition, Vodacom has an interconnection agreement in place with nine VANS operators.
Roaming services
Vodacom has national roaming agreements in place with national mobile network operator Cell C, which is terminable fifteen years after commencement on or after November 14, 2016, as well as with
USALs. Amatole Bokone, iTel, BTel, Karabotel and Kingdom Communications, which are terminable three years after commencement. These agreements unilaterally enable the customers of Cell C and the USALs to make use of Vodacom’s network to originate and terminate calls as well as to access other telecommunication services. In addition to allowing the USALs customers to roam on Vodacom’s network, Vodacom provides the USALs with certain ancillary services such as SIM card provisioning, recharge facilities and customer care.
To enable Vodacom to provide its customers with telecommunication services while outside of
South Africa and to provide services to customers of foreign networks operators whilst outside South
Africa, Vodacom has international roaming agreements with 386 foreign mobile network operators in
180 countries as of March 31, 2007. Of these, 147 allow for GPRS roaming, 46 allow for 3G roaming, three allow for HSDPA roaming and 31 allow for prepaid roaming. Objectives for the 2007 and 2006 financial year will focus on increasing the footprint for Vodafone Passport, prepaid and GPRS networks as well as maintaining reductions in the inter-operator tariffs charged to Vodacom by other networks.
Customers
Vodacom has experienced substantial growth in its mobile customer base since its inception in
1994. As of March 31, 2007, there were an estimated 40 million mobile customers in South Africa, which represents an estimated penetration rate of 84.2% of the population. As of March 31, 2007,
Vodacom estimated that its customers represented approximately 58% of South African mobile customers, making Vodacom the leading mobile communications network provider in South Africa based on total estimated customers.

The following table sets forth customer data for Vodacom’s mobile communications services in
South Africa as of the dates indicated.
Year ended March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
Customers (thousands) (at period end)
(1)
12,838
19,162
23,004
49.3
20.1
Contract 1,872 2,362 3,013 26.2 27.6
Prepaid 10,941 16,770 19,896 53.3 18.6
Community services 25 30 95 20.0 216.7
Total inactive mobile customers (%)
(at period end)
(2)
7.9
8.7
10.7
10.1
23.0
Contract 1.5 2.4 3.1 60.0 29.2
Prepaid 9.0 9.6 11.8 6.7 22.9
Gross connections (thousands)
6,180
9,140
10,859
47.9
18.8
Contract
(3)
434 506 666 16.6 31.6
Prepaid
(3)
5,742 8,618 10,124 50.1 17.5
Community services 4 16 69 300.0 331.3
Churn (%)
(4)
27.1
17.7
33.8
(34.7)
91.0
Contract 9.1 10.0 9.7 9.9 (3.0)
Prepaid 30.3 18.8 37.5 (38.0) 99.5
(1)
Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of the end of the period indicated.
(2)
Vodacom’s inactive customers are defined as all customers registered on Vodacom’s network for which no revenue generating activity has been recorded for a period of three consecutive months. In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom has corrected inactive customers as of
March 31, 2005. Up to June 15, 2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. Because a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity and a majority of such messages are never retrieved by the customer, resulting in estimated ARPUs of less than R1 per month, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity effective June 15, 2006. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective
September 1, 2006. Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPUs increased during the 2007 financial year.
(3)
Gross connections have been restated in the 2006 and 2005 financial years due to a change in Vodacom’s reporting policy. Conversions between categories have now been excluded from gross connections. Based on the previous policy, contract connections would have been 610 thousand in the 2005 financial year and 702 thousand in the 2006 financial year and prepaid connections would have been 5,566 thousand in the 2005 financial year and 8,422 thousand in the
2006 financial year.
(4)
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

“Item 4.“Information on the Company – History and development of the Company – Recent
Developments – Vodacom’s change in South African definition of active customers”.
Vodacom believes the significant year on year growth in customer numbers since inception is due primarily to historical pent up demand for basic voice telephone services, particularly in underserviced and rural, outlying areas of South Africa and the mobility it offers customers. Vodacom also attributes its growth to the launch of its prepaid services, which have enabled those that lack access to credit and steady income to obtain telephone service. Vodacom believes that its aggressive marketing campaign, the creation of strong distribution channels for Vodacom’s products and services and the introduction of new value-added voice and data services have further contributed to growth.
The South African customer base has continued to grow in the 2007 and 2006 financial years with the majority of the growth resulting from the prepaid market. The strong growth in customers was a direct result of the large number of gross connections achieved. Prepaid gross connections increased
17.5% to approximately 10.1 million in the 2007 financial year compared to approximately 8.4 million in the 2006 financial year. Contract gross connections increased 31.6% to approximately 666,000 in the 2007 financial year compared to approximately 506,000 in the 2006 financial year. Growth in contract customers was largely due to the increase in connections in Vodacom’s hybrid contract product, Family Top Up. As of March 31, 2007, 30.0% of Vodacom’s contract customers were Top Up customers, compared to 27.6% as of March 31, 2006.
Vodacom expects that the number of contract customers in South Africa will eventually level off and that the number of prepaid customers in South Africa will continue to grow in the medium term driven by the continued demand for basic voice telephone services. Vodacom’s growth in prepaid customers could be negatively impacted by restrictions contained in RICA, which may require a burdensome registration process for customers and may require Vodacom to disconnect prepaid customers if it is not able to obtain such information. See “Risk Factors”. Vodacom believes that mobile communications services provide a cost effective means of telephone services for customers in underserviced and rural, outlying areas. Vodacom’s efforts will therefore continue to focus on growing customer numbers while carefully managing its existing customer base, marginal revenue per customer and customer related acquisition and retention costs. Vodacom, MTN and Cell C each provide connection commissions to service providers and dealers, or agents. These are often utilized by agents to subsidize handsets as an incentive for customers to switch operators to obtain a new handset and to reduce the cost of access. As a result, Vodacom is seeking to lower its contract churn rate and retain high value customers through focused handset upgrade policies and other retention measures, while continuously monitoring customer acquisition and retention costs. Vodacom also actively manages churn through customer relationship management systems, developing its own distribution and logistics capabilities and other retention initiatives. Prepaid customer churn is negatively affected by the high rate of unemployment in South Africa and the low cost of access.
Traffic
The following table sets forth information related to the traffic volume of Vodacom’s customers in
South Africa for the periods indicated. Traffic comprises outgoing calls made in South Africa and abroad and incoming calls received by Vodacom’s customers in South Africa, excluding national roaming and incoming international roaming calls.
Year ended March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
Total traffic (millions of minutes)
14,218
17,066
20,383
20.0
19.4
Outgoing
(1)
9,231 11,354 13,638 23.0 20.1
Incoming (interconnection) 4,987 5,712 6,745 14.5 18.1
(1)
Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 financial year.

Growth in traffic in the 2007 financial year was mainly due to the 20.1% growth in the total customer base in South Africa from 19.2 million customers as of March 31, 2006 to 23.0 million customers as of March 31, 2007. Also evident was a marked change in customer calling patterns, with total mobile to mobile traffic increasing by 23.9% while total mobile-to-fixed and fixed-to-mobile traffic increasing by 2.9%. Growth in traffic in the 2006 financial year was mainly due to a 49.3% growth in the customer base from 12.8 million customers as of March 31, 2005 to 19.2 million customers as of
March 31, 2006.
Tariffs
Vodacom’s tariffs are subject to regulatory scrutiny, and, in certain circumstances, approval of
ICASA. The contract tariff packages are designed to appeal to consumers and business customers.
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
The following table sets forth selected tariff information as of March 31, 2007 for a family top up package, a consumer contract package, a business contract package and a prepaid package. Peak hours are weekdays between 7:00 a.m. and 8:00 p.m., whereas Happy Hours, which was introduced in the 2006 financial year, are weekdays between 5:00 p.m. and 8:00 p.m. Off peak hours are all other times and all day during public holidays and weekends. Tariffs for international calls vary according to the destination country of the call. Vodacom South Africa’s most recent annual tariff amendments were lodged on September 19, 2006 and approved by ICASA on September 29, 2006. The amendments resulted in an average tariff decrease on packages affected of 1.8%, which was effective November 1,
2006.

Family             Leisure
Business
Top Up
(1)
Contract
(2)
Contract
(3)
Prepaid
(4)
(ZAR, including value-added tax)
Connection fee 97.00 97.00 97.00 –
Monthly charge/subscription 135.00 135.00 185.00 –
National calls
(ZAR/minute, including value-added tax)
Mobile-to-fixed peak calls 2.20 2.70 1.76 2.85
Mobile-to-fixed off peak calls 0.97 0.95 0.95 1.12
Mobile-to-mobile peak calls-own network 1.80 1.80 1.76 2.85
Mobile-to-mobile “Happy Hours” – own network 1.49 1.49 1.49 1.49
Mobile-to-mobile off peak calls – own network 0.97 0.95 0.95 1.12
Mobile-to-mobile peak calls – other networks 2.75 2.75 2.30 2.99
Mobile-to-mobile off peak calls – other networks 1.05 0.95 1.15 1.30
International calls
Peak 7.20, 10.80, 1.76 1.76 7.20, 10.80,
14.40, 18.00, Telkom
Telkom   14.40, 18.00,
21.60 or 25.20 peak peak 21.60
depending or 25.20
on zone Depending
on zone
Off peak 7.20, 10.80, 0.95 0.95 7.20, 10.80,
14.40, 18.00, Telkom
Telkom   14.40, 18.00,
21.60 or 25.20 off peak off peak 21.60
depending or 25.20
on zone Depending
on zone
(ZAR, including value-added tax)
SMS per message
Peak 0.80 0.80 0.80 0.80
Off peak 0.35 0.35 0.35 0.35
(1)
Tariff for “Family Top Up”, Vodacom’s hybrid contract package. Vodacom’s “Family Top Up” contract includes R135 of credit airtime value per month. Calls are charged for the first 60 second increment and one-second increments thereafter.
As of March 31, 2007, “Family Top Up” customers accounted for 30.0% of Vodacom’s total contract customers.
(2)
Tariff for “Weekend Everyday”, Vodacom’s contract leisure package. Vodacom’s “Weekend Everyday” contract includes
120 free off peak minutes per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of March 31, 2007, “Weekend Everyday” customers accounted for 20.9% of Vodacom’s total contract customers.
(3)
Tariff for “Business Call”. Vodacom’s contract business package. Vodacom’s “Business Call” contract includes no free minutes per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of March
31, 2007, “Business Call” customers accounted for 3.5% of Vodacom’s total contract customers.
(4)
Tariff for “4U”, Calls are charged per second. As of March 31, 2007. “4U” customers accounted for 85.3% of Vodacom’s total prepaid customers.

Sales and marketing
Vodacom’s sales and marketing strategy is split into two focus areas, marketing and brand building and sales and distribution. Vodacom’s promotional strategy seeks to build a brand that is widely recognized by customers. Vodacom’s advertising and promotion campaign is focused on television advertising and sponsorship of sporting and entertainment events.
The sale and distribution of Vodacom’s products and services and the acquisition and retention of customers are performed by Vodacom’s wholly owned subsidiary, Vodacom Service Provider, a company incorporated in South Africa, and the other independent and exclusive service providers. In recent years, Vodacom has purchased a number of the previously independent service providers and consolidated its sales and distribution operations into Vodacom Service Provider. On March 1, 2004,
Vodacom purchased 51% of Smartphone SP (Proprietary) Limited, or Smartphone, acquiring an additional 2.5 million prepaid customers. On April 16, 2004, Smartphone purchased an 85.75% equity stake in Smartcom (Proprietary) Limited, or Smartphone, for R77.2 million, acquiring an additional
40,000 contract customers. The net goodwill arising on this business combination amounted to
R8.9 million. On August 30, 2006, Vodacom purchased an additional 19% shareholding in
Smartphone for R333.9 million, increasing its shareholding from 51% to 70% with goodwill amounting to R313.2 million, while Smartphone purchased an additional 2.25% shareholding in Smartcom for
R9.1 million on September 13, 2006, increasing its shareholding from 85.75% to 88% with goodwill amounting to R8.2 million. On February 1, 2005, Vodacom acquired the contract customer base, dealer agreements and five employees of Tiscali.
Vodacom acquired a 51% stake in Cointel for approximately R84.3 million on August 1, 2005.
The net goodwill arising on this acquisition amounted to R35.9 million. Vodacom acquired an additional 49% in Cointel on October 4, 2006 for R147.0 million to increase its shareholding to 100%
with goodwill amounting to R90.9 million. Cointel’s core business is providing value added and
m-commerce services to the telecommunications industry. Vodacom subsequently sold its entire shareholding in Cointel to Smartphone resulting in the realization of R38 million of the goodwill created by the original purchase.
Vodacom acquired the cellular business of Africell Cellular Services (Pty) Limited, or Africell, an
exclusive Vodacom dealer in South Africa for R80 million, effective October 1, 2006. The net goodwill arising on this business combination amounted to R43.7 million.
In addition, Vodacom Service Provider Company seeks to enter into exclusive relationships with leading national retailers, wholesalers, dealers and franchisees in order to acquire and retain contract and prepaid customers. Vodacom utilized two exclusive service providers and two independent non-
exclusive service providers as of March 31, 2007.
As of March 31, 2007, 84.2% of Vodacom’s contract customer base and 99.4% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by
Vodacom.
Vodacom currently targets four market segments, namely:
•   Corporate market – services to corporations and enterprises;
•   Developed market – services to customers in the higher income groups;
•   Developing market – services to customers in underserviced areas and lower income groups, who increasingly participate in the economy; and
•   Youth market – services specifically designed for the needs of the youth.
Since most customers in the developed market already have cell phones, Vodacom’s objective in the short to medium term is to retain market share and attract new customers through attractive products. Loyalty and retention programs played an integral role in achieving this objective. Vodacom also sought to increase its contract customer base by migrating appropriate high-end prepaid customers to Vodacom’s hybrid contract product, Top Up, in the 2007and 2006 financial years.

As of March 31, 2007, Vodacom’s distribution network consisted of:
•   Vodaworld – A unique one stop mobile telecommunications mall, showcasing the latest technology in cellular hardware;
•   Dealers and franchises – 945 company and independently owned mobile dealer and franchise outlets, which include Vodashops, Vodacares, Vodacom 4U, Chatz and Cellshack shops;
•   National chains – 13,800 retail outlets;
•   Vodacom Direct – Vodacom’s call center based selling division;
•   Business solutions – An extensive direct sales division within Vodacom which concentrates on the sale of contracts, data products and value-added services to businesses;
•   Wholesale – A significant channel comprising street vendors serving underserviced areas; and
•   Service provider distribution – Consisting of direct sales, corporate dealers and franchise stores such as Smartcall, Smartcom, Nashua and Autopage.
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
Customer care
Vodacom services customer needs through a variety of channels such as call centers, walk-in centers established in Cape Town, Durban, Midrand and Port Elizabeth, interactive voice response, through e-mail and Vodacom’s web sites. Vodacom’s key focus areas for the 2007 financial year have been on expanding capacity in its call centers and customer retention following the implementation of mobile number portability. Approximately 76.5% of customer queries in the 2007 financial year were handled by the interactive voice response system and more than 79.6% of customer queries were resolved on the first call. Consequently, Vodacom has significantly improved its customer information systems and become increasingly proactive in developing relationships with its customers, particularly in the high revenue segment of the market. Vodacom is planning to establish more walk-in centers in other parts of the country. Five centers are currently active, and two more are planned in the Gauteng province. As data services became more popular, all of these centers were upgraded to assist customers with queries of a technical nature and in the case of the Vodaworld center, a dedicated data centre was created where customers receive personalized attention in resolving their highly technical data related queries.

Customer care is split into two focus areas, namely systems support and operations and retentions, in order to provide greater focus and more effective span of control. An email contact center has also been established and has experienced significant growth. The outsourcing of
Vodacom’s directory inquiries and basic prepaid calls, continued successfully in the 2007 financial year and is likely to be expanded in the coming year.
The growth of the customer base has necessitated recruitment of an additional 915 customer care staff. The additional staff were used to fill existing seating capacity in the Western Cape, Port
Elizabeth and Midrand, however, the bulk were allocated to a new call center in the city center of
Johannesburg, as this call center went live during July 2006. Specialization of call centers has been very successful. A data call center was established to focus on the support of GPRS and 3G HSDPA products. For the first time staff have been trained on both telecommunications and information technology skills and customer feedback has been positive. A highly specialized dedicated support desk was also established and is providing successful first tier and second tier support, combined with valuable statistical analysis of customers’ reasons for porting their mobile numbers.
Vodacom developed a customer relationship management package that enables it to create a historical profile of customers so that customer information can be shared among the group and used in Vodacom’s customer retention initiatives. Although customer focus has always been important to
Vodacom, during recent years customer relationship management has become a key strategic focus area and an important philosophy in Vodacom. The current year saw the expansion of call centers, increased focus on efficiency and increased staff training as part of improving this continuously challenging area. Vodacom strives to improve relationships with customers by understanding their needs, their likes, dislikes, how they use its products and how they would like Vodacom to interact with them. Vodacom reassures its performance through independent customer satisfaction surveys designed by Vodafone and conducted on a quarterly basis. Vodacom launched its Vodacom Customer
Reward Program to recognize and reward for influential and high spending contract individuals, which it believes, has contributed to a very low churn in this sector. During the 2007 financial year a
Vodacom credit card was introduced whereby Vodacom contract customers are given discounts on travel, leisure, security, education and cellular products. The prepaid loyalty program remained popular as more than one million Vodacom prepaid customers were able to exchange their talking points earned when recharging for rewards such us free SMS bundles, call discounts and free cell phones. This program has proved to be extremely popular among our high end prepaid customers while the YeboMillionares program continues to be a favorite with Vodacom’s emerging market customers.
In addition, Vodacom has undertaken a number of other initiatives, including the development of distribution and logistics capabilities to better service customers, called Vodacare. As of March 31,
2007 the Vodacare infrastructure consisted of 35 branches and franchises in all the major centers providing walk-in customer support to Vodacom customers, and an advanced repair center hub for high-level repairs situated in Midrand. Vodacom believes that, with an average of approximately
75,000 repairs per month, this dedicated customer service support infrastructure differentiates
Vodacom’s service from that of its competitors. Vodacom has a 48 hour swap program to further increase service levels. The primary focus is to manage and facilitate the process of putting the customer back on the air with as little interruption as possible and is achieved by using a combination of repairs, swaps, refurbished handsets, loan handsets, and managed repairs through third parties.
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
Infrastructure and technology
Vodacom operates one of the largest mobile communications networks based on total estimated customers on the African continent using and deploying digital GSM technology within the
GSM900/1800 MHz frequency band.
In South Africa, the network’s core infrastructure is characterized by mobile switching centers
(including visitor location register, or VLR, and gateways), base station controllers, base transceiver stations, including transceivers and GPRS functionality across the network.
As of March 31,
2005
2006
2007
Macro base transceiver stations 4,518 4,873 5,231
Micro base transceiver stations 1,508 1,528 1,634
Total
6,026
6,401
6,865
The Vodacom network’s UMTS 3G infrastructure as of March 31, 2007 consisted of 22 radio network controllers, 2,119 UMTS base transceiver stations (Node B), 9,606 UMTS transceivers and
HSDPA functionality across the 3G network.
Prepaid services are supported by the same GSM technology as contract services. In addition, prepaid services utilize a network of intelligent network nodes and associated front-ends and mediation systems for a variety of interactive voice response and electronic recharging options, including commercial bank ATM and point of sale terminal recharging.
As of March 31, 2007, Vodacom’s transmission network was comprised of 19,931 E1 links and
385 broadband links leased from Telkom, which are managed by a comprehensive next generation synchronous digital hierarchy digital cross-connect and multi-services platform infrastructure. In addition, Vodacom operates an extensive data network for its internal and commercial data requirements, based on internet protocol. It is comprised of more than 300 nodes and is supported by the Ethernet over synchronous digital hierarchy.
This network enables Vodacom to provide value-added voice and data services supported by voice-mail platforms, short messaging service centers, a wireless application protocol platform, a mobile internet gateway platform supporting advanced SIM toolkit applications and an intelligent network platform.
Vodacom has designed its mobile communications network using scaleable technology in order to be able to increase capacity in an economic manner as demand dictates. The network is capable of providing a high level of service quality despite an extremely varied distribution of traffic, difficult terrain conditions and a complex regulatory environment. In the year ended March 31, 2007, Vodacom had a call retention rate of 99.6% and a call success rate of 99.3% in South Africa.

As of March 31, 2007, approximately 31% of Vodacom’s base stations were 3G enabled and
Vodacom had installed dual band (GSM900/GSM1800MHz) base transceiver stations in 2,225 locations, comprising 19,018 GSM1800 MHz transceivers. In addition, all base transceiver stations in metropolitan areas have been upgraded with dual band antennas and feeder cables to accommodate
GSM1800 MHz equipment, while Vodacom continues to deploy GSM1800 MHz radio equipment in all regions to provide additional customer capacity as necessitated by the increase in network traffic. In the design of its network, Vodacom has paid careful attention to the needs of customers and to the environment by making an extensive effort to implement sites in the most discrete manner possible.
Furthermore, attention has been given to management of electromagnetic emissions to ensure compliance with recognized international environmental standards such as those developed by the
International Commission on Non Ionizing Radiation Protection.
In the 2007 financial year Vodacom replaced its entire legacy Siemens Nixdorf platforms with
Fujitsu Siemens servers in its Siemens intelligent network and changed the architecture, operating system, database and application environments supported on these systems.
In parallel to this, the prepaid data billing architecture was changed in order to provide the necessary data billing flexibility required for new services such as prepaid data bundles and differential charging for on – and off – network data traffic.
Vodacom’s billing system allows for the billing of GPRS services, such as multi-media messaging services and other content-based services. Unlike traditional GSM services where calls are billed on a per second or per minute basis, customers utilizing GPRS services are billed according to the number of bytes of data sent or received.
Adult content management was introduced in the 2007 financial year, providing the possibility to introduce multiple levels of content management and filtering for various levels of customer profiles and access.
Vodacom believes its 3G license will continue to assist in stimulating further growth in products and services to satisfy customer demand. As a result, during the 2007 financial year Vodacom increased its capital spending in this area and expects to further increase its capital spending in this area in the 2008 financial year.
Competition
The current South African mobile telecommunications market consists of three mobile communications network operators, Vodacom, MTN, a wholly owned subsidiary of MTN Group
Limited, a public company listed on the JSE and Cell C, which announced in June 2006 that it entered into a joint venture with Virgin Mobile. As of March 31, 2007, Vodacom was the market leader with an estimated 58% market share based on the total estimated customers in the South African mobile communications market, while MTN had an estimated 33% market share and Cell C had an estimated
9% market share and Virgin Mobile held less than 1% of the estimated market share. Vodacom competes primarily on the basis of product quality, availability and network coverage. Vodacom believes that increased competition could have an adverse impact on its tariffs and churn rate.

Operations in other African countries
Vodacom intends to increase revenue from its other African operations, initially by growing its existing operations primarily in sub-Saharan Africa, and, in the future, by selectively acquiring additional mobile licenses or operators primarily in other African markets. Investments outside of
South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions or good prospects for growth, market leadership and profitability. Other key factors include Vodacom’s ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing, where available.
Where Vodacom is not able to obtain non-recourse financing, it seeks to fund operations from internally generated funds. Other African operators are branded under the “Vodacom” name.
Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the
Democratic Republic of the Congo and Mozambique. The number of customers served by Vodacom’s operations outside South Africa has grown significantly to approximately 7.1 million as of
March 31, 2007 from approximately 4.4 million as of March 31, 2006 and approximately 2.6 million as of March 31, 2005. Revenue from Vodacom’s operations outside of South Africa has grown to
R4,139 million in the year ended March 31, 2007 from R2,974 million in the year ended March 31,
2006 and R2,274 million in the year ended March 31, 2005. Our share of Vodacom’s operating profit from other African operations was R261 million in the year ended March 31, 2007, compared to R144 million in the year ended March 31, 2006 and an operating loss of R98 million in the year ended March 31, 2005.
The following table sets forth customer data for Vodacom’s mobile communications networks in its other African operations as of the dates specified. The table reflects 100% of all of Vodacom’s operations.

Year ended March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
Other African countries
Customers (thousands)
(at period end)
(1)
2,645
4,358
7,146
64.8
64.0
Lesotho 147 206 279 40.1 35.4
Tanzania 1,201 2,091 3,247 74.1 55.3
Democratic Republic of the Congo 1,032 1,571 2,632 52.2 67.5
Mozambique 265 490 988 84.9 101.6
Churn (%)
(2)
Lesotho 17.3 22.3 19.0 28.9 (14.8)
Tanzania 29.6 28.5 35.6 (3.7) 24.9
Democratic Republic of the Congo 23.1 28.1 30.4 21.6 8.2
Mozambique 11.3 32.2 41.7 185.0 29.5
Gross connections (thousands)
Lesotho 70 98 119 40.0 21.4
Tanzania 746 1,353 2,092 81.4 54.6
Democratic Republic of the Congo 565 892 1,688 57.9 89.2
Mozambique 225 342 797 52.0 133.0
Penetration (%) (at period end)
(3)
Lesotho 7.4 12.9 17.2 74.3 33.3
Tanzania 5.1 9.2 15.8 80.4 71.7
Democratic Republic of the Congo 3.5 5.5 8.9 57.1 61.8
Mozambique 4.2 8.4 14.3 100.0 70.2
ARPU
(4)
Lesotho (ZAR) 92 78 75 (15.2) (3.8)
Tanzania (ZAR) 81 67 52 (17.3) (22.4)
Democratic Republic of the Congo (ZAR) 98 86 77 (12.2) (10.5)
Mozambique (ZAR) 52 36 28 (30.8) (22.2)
Number of employees (at period end)
(5)
1,074
1,154
1,522
7.4
31.9
Lesotho 63 67 63 6.3 (6.0)
Tanzania 350 438 527 25.1 20.3
Democratic Republic of the Congo 538 479 745 (11.0) 55.5
Mozambique 123 170 187 38.2 (10.0)
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
See Item 4. “Information on the Company – Business Overview – Mobile communications”.
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
Vodacom Lesotho’s network was commercially launched in May 1996. Vodacom Lesotho’s license has a term of 20 years with nine years remaining.
Although Vodacom Lesotho is a very small operation by South African standards, Vodacom launched its Lesotho operations due to the strategic geographical importance of Lesotho in terms of
Vodacom’s market share in neighboring South Africa. The network has 66 base transceiver stations, one mobile service switching center, two base station controllers, one short message service center, one intelligent network platform and one voicemail platform. Vodacom Lesotho’s capital expenditures were R184 million, R225 million and R210 million in the 2007, 2006 and 2005 financial years, respectively. The continued investment is an indication of the company’s drive to expand and optimize the existing infrastructure in order to provide the widest coverage and superior network quality and service levels to its customer base.
Vodacom Lesotho offers a variety of prepaid and contract products to customers. Vodacom
Lesotho’s prepaid plans are consistently the most popular packages and accounted for 97.5% of
Vodacom Lesotho’s total customers as of March 31, 2007, compared to 97.1% as of March 31, 2006 and 96.6% as of March 31, 2005. The current prepaid offering is known as Mocha-o-chele. Vodacom
Lesotho’s SuperTalk50 and SuperTalk100 contract products offer bundled minutes and a subsidized handset. These packages have been extended in the 2007 year to include the SuperTalk250 and
SuperTalk500 for high end business users. SuperTalk contract products offer bundled minutes and subsidized handsets. Additional contract packages include Corporate Executive, Master Plan, Budget
Plan and Family Plan, all of which provide connectivity options without bundled services or subsidized handsets. Vodacom Lesotho also offers public phone services and a direct connect service allowing customers to access the Vodacom Lesotho network directly from their PABX. Vodacom Lesotho’s distribution is maintained via nine Vodashops, eight Super Dealers and four retail groups and
Vodacom products can be purchased from various outlets in Lesotho. Customers are serviced through a walk-in customer care center or via a customer care call center. Churn decreased in the 2007 financial year due to better service to customers, better network quality and wider coverage, improved call centre service and more affordable tariffs in real terms. Growth is fuelled by new coverage and increased distribution, complimented by the strong Vodacom brand.
Econet-Ezicell remains the only direct mobile GSM competitor in Lesotho, with Vodacom Lesotho still maintaining superior coverage and infrastructure. Vodacom Lesotho had implemented seven additional sites during the 2007 financial year. Vodacom Lesotho has increased its international roaming agreements to exceed that of Econet Ezicell. This will remain a priority in the 2008 financial year, with the core focus of retaining and expanding its estimated 80% market share as of
March 31, 2007.
The headcount for Vodacom Lesotho decreased to 63 employees as of March 31, 2007, compared to 67 employees as of March 31, 2006 and 63 employees as of March 31, 2005.
The decrease was as a result of staffing and operational changes and recruitment is currently in process for most of the existing vacancies. The number of customers per employee improved by
44.0% from 3,075 customers per employee as of March 31, 2006 to 4,429 customers per employee as of March 31, 2007. As from April 1, 2007 a new managing director, Godfrey Mbingo, has been appointed to Vodacom Lesotho.
The regulatory environment in Lesotho continues to prove challenging. The regulatory authorities in Lesotho issued a Communications Sector Liberalization Framework in January 2007. In terms of this framework, there is to be no limit on the number of participants in any service. All existing network operators will be allowed to operate international gateways and voice and data services are to be fully liberalized. Further international gateway licenses will be allowed to specified classes of internet service providers. Implementation of this framework is already in process as invitations to apply for the gateway licenses have been issued. Vodacom Lesotho has applied for an international gateway license.
Through World Bank secured financing, the regulatory authorities in Lesotho commissioned a study on interconnect and tariff rationalization in 2006. The objective of the study was to recommend the appropriate level of tariff regulation based on cost models for interconnection and retail rates.
The findings of the study were published in January 2007. The consultants recommended a reduction in the mobile termination rates and an increase in the fixed termination rates. After review of these recommendations the network operators agreed on new interconnect rates that incorporated some recommendations of the study and have requested regulatory ratification for the new rates. Lesotho regulatory authorities however rejected the suggested rates and recommended their own rates. The issue is under dispute and negotiations are currently under discussion. It is the network operators’
interpretation that, in terms of Lesotho law, the Lesotho regulatory authorities may only impose interconnect rates if the operators fail to agree on the rates or if the suggested rates fail to comply with the principles of interconnection. The regulatory authorities are also disputing this interpretation of the network operators. The study further recommended that the current tariff approval process for mobile services, which is strictly controlled by the Lesotho regulatory authorities, be relaxed to allow for price reductions in order to stimulate competition.
Changes in the operating environment during the 2006 financial year included the licensing of a third network operator, Bethlehem Technologies, with an international gateway to provide data services, and a further amendment to Telecom Lesotho’s license allowing it to provide a product,
Lekomo Flexi, which is a mobile service using the Econet Ezi-Cell infrastructure. The license to
Bethlehem Technologies has been challenged through court action by Lesotho Telecommunications
Corporation. The decision taken by the Government of Lesotho in prior years to extend Telecom
Lesotho’s fixed-line exclusivity rights for an additional twelve month period was discontinued by the
Communications Sector Liberalization Framework issued in January 2007.
Tanzania
Vodacom owns a 65% interest in Vodacom Tanzania Limited, or Vodacom Tanzania, a company incorporated in the United Republic of Tanzania, or Tanzania, while Planetel Communication Limited, a company incorporated in Tanzania, owns a 16% interest in Vodacom Tanzania, and Caspian
Construction Proprietary Limited, a company incorporated in Tanzania, owns a 19% interest in
Vodacom Tanzania. The roll-out of Vodacom Tanzania’s network commenced in March 2000 and the commercial launch of the network occurred in August 2000.
Vodacom Tanzania became the largest mobile communications network operator in Tanzania within one year of launching. Vodacom Tanzania’s capital expenditures were R2.7 billion, R1.5 billion and R1.4 billion in the 2007, 2006 and 2005 financial years, respectively. Network coverage expanded to approximately 20% of the land surface of Tanzania and approximately 54% of the population as of
March 31, 2007, compared to approximately 15% of the land surface and approximately 45% of the population as of March 31, 2006 and approximately 12% of the land surface and approximately 43%
of the population as of March 31, 2005.
In 2007, Vodacom Tanzania commercially launched its 3G/HSDPA and GPRS data product offering, which together with the expected commercial launch of WiMAX in the 2008 financial year, is anticipated to enhance data revenues. The 3G/HSDPA data product initially covered Dar es Salaam while the GPRS network had national coverage. Core data revenues continued to be from SMS in the
2007 financial year, supported by Vodatariffa, a premium rated SMS-based information service.

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
Vodacom Tanzania was the first operator in Tanzania to introduce per second billing on October 3,
2003. Per second billing has proved highly successful in Tanzania, and as of March 31, 2007, approximately 3.2 million of Vodacom Tanzania’s customers were utilizing this service, compared to approximately 2.0 million as of March 31, 2006 and approximately 980,000 as of March 31, 2005.
Vodacom Tanzania currently offers international roaming on 242 networks in 124 countries.
The Vodacom Tanzania market profile was 99.3% prepaid as of March 31, 2007, compared to
99.5% prepaid as of March 31, 2006 and 99.3% prepaid as of March 31, 2005, and this is not expected to change significantly in the near future. Vodacom Tanzania had a churn rate of 35.6% in the 2007 financial year, 28.5% in the 2006 financial year and 29.6% in the 2005 financial year due to the high levels of competition in Tanzania.
There were three other mobile operators licensed in Tanzania, Zantel, Tigo and Celtel Tanzania.
Mobitel was re-launched as Tigo during the 2007 financial year, and two further operators, Tanzanian
Telecommunications Company Limited, or TTCL, and Benson on Line, or BOL, both locally controlled companies, were granted mobile licenses and launched code division multiple access, or CDMA, mobile networks in the 2007 financial year. Further licenses have been applied for, but none have been granted to date.
Zantel, which had historically operated exclusively on the island of Zanzibar, moved onto the mainland during the 2006 financial year and enhanced its coverage by entering into a national roaming agreement with Vodacom Tanzania, effective from July 31, 2005 TTCL transferred its majority shareholding in Celtel Tanzania to the Tanzanian government and subsequently Celtel International
B.V was acquired by Mobile Telecommunications Company, or MTC, of Kuwait. Tigo is controlled by
Millicom International Cellular S.A. There was no national prepaid tariff reduction during the 2006 financial year, however, international tariffs were reduced in response to competition. Since the deregulation of the international market, many more international operators entered the market, which allowed Vodacom Tanzania to reduce international call tariffs toward the end of the 2005 financial year.
During the 2007 financial year, Celtel launched a roaming product (“One Network” concept) over all its networks in the East African region, namely Tanzania, Uganda and Kenya. This product will allow all of Celtel’s prepaid customers to roam on these networks at the tariff of the host network.
In the 2007 financial year, Vodacom Tanzania, in co-operation with Safaricom in Kenya and MTN in
Uganda, launched its Kama Kawaida product which allows roaming at home tariffs on these preferred roaming partner networks.
Vodacom Tanzania’s estimated market share was approximately 55% as of March 31, 2007, compared to approximately 58% as of March 31, 2006 and approximately 59% as of March 31, 2005.
Vodacom estimates that Celtel had a market share of approximately 28%, 27% and 26%, Mobitel, or
Tigo had a market share of approximately 12%, 11% and 11%, and Zantel had a market share of approximately 5%, 4% and 4% as of March 31, 2007, 2006 and 2005, respectively, based on the total estimated mobile market.

Vodacom Tanzania had a total headcount of 527 employees as of March 31, 2007, compared to
438 employees as of March 31, 2006 and 350 as of March 31, 2005. Included in employees as of
March 31, 2007 and 2006 are nine and 10 secondees, respectively, who are employed out of
Vodacom International Limited. Effective April 1, 2007, a new managing director, Dietlof Maré, was appointed the managing director, replacing Romeo Khumalo, who served as managing director for a period of two years.
Vodacom Tanzania continues to support the development of local Tanzanian skills. Vodacom
Tanzania views employee relations as a key factor in ensuring a positive working environment. Staff issues are addressed via a consultative forum where staff are given a platform to address issues and agreed actions are monitored on a monthly basis.
A new Telecommunications Act was introduced, effective February 23, 2005. This ended the fixed-
line monopoly of TTCL, and is expected to lead to the liberalization of the telecommunications market within the country. The Ministry of Telecommunications is currently engaging the industry in respect of a new regulatory framework, and accordingly licensing of services has yet to be finalized. Vodacom
Tanzania has in the meantime commenced the routing of international traffic via Zantel at rates which are expected to improve margins over those offered by TTCL. Vodacom Tanzania is currently regulated by the Tanzanian Communications Regulatory Authority, or TCRA, under the Tanzania
Communications Act, 1993, as well as the Tanzania Regulatory Authority Act, 2003. Under these communication acts, the TCRA adopted a new set of communications regulations in September 2005 which introduced the converged licensing framework referred to as the unified licensing framework, which is service and technology neutral. In February 2006 Vodacom applied to the TCRA to convert its old license into the new licensing framework.
The negotiation of the terms and conditions of migration of Vodacom’s existing license to the new regulatory framework was finalized during the year. Vodacom Tanzania was granted new licenses on
July 26, 2006 in connection with the migration to a new regulatory framework. These licenses were for national and international network facilities, network services application services and radio frequency spectrum resource usage. All licenses, with the exception of the application services license, run for a fixed term of 25 years. The application services license is for an initial term of five years for national and 10 years for international, which is automatically renewable with no additional obligations up to a period of 25 years. The microwave frequency usage license covers GSM at 900 MHz and 1800 MHz and broadband frequencies for WiMAX and 3G/UMTS.
In February 2006, the Tanzanian Communications and Regulatory Authority, or TCRA, issued new interconnection rates for both mobile and fixed operators. The mobile termination rate was reduced from 8.9 US cents to 8.0 US cents from March 1, 2006, slightly above the previously published expected rate of 7.9 US cents. This rate is scheduled to remain in place until December 31, 2007. The
TCRA has commenced consultation with the various operators and stakeholders to establish the interconnection rate post December 31, 2007.
Democratic Republic of the Congo
On December 11, 2001, Vodacom, together with Congolese Wireless Network s.p.r.l., a company incorporated in the Democratic Republic of the Congo, formed Vodacom Congo (RDC) s.p.r.l., or
Vodacom Congo, a company incorporated in the Democratic Republic of the Congo. Vodacom owns a
51% interest in Vodacom Congo, while Congolese Wireless Network owns the remaining 49% interest in Vodacom Congo. Congolese Wireless Network s.p.r.l. had a limited existing network in the
Democratic Republic of the Congo. Vodacom Congo’s network was officially launched under the
Vodacom brand in May 2002. Vodacom Congo has 12 years remaining on its license.
During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in Vodacom’s consolidated financial statements. Effective April 1, 2004, Vodacom Congo was being fully consolidated as a subsidiary in Vodacom’s consolidated financial statements after certain clauses granting the minority shareholders participating rights were removed from the shareholders agreement.

Vodacom Congo is currently performing well under challenging circumstances. The local currency depreciated 17% against the US Dollar in the 2007 financial year, after appreciating 13.0% against the
US Dollar over the 2006 financial year, and depreciating 32.9% in the 2005 financial year. Improved affordability during the 2006 financial year, and the increase in spending power as a result of a positive economic outlook during 2007, fuelled expansion of Vodacom Congo’s customer base as the penetration rate of mobile customers in Congo increased from 3.5% as of March 31, 2005 to 5.5% as of March 31, 2006 to 8.9% as of March 31, 2007. ARPU was affected negatively as lower end users constituted a large part of the growth. Despite aggressive competition for market share, Vodacom
Congo has been able to retain dominance in the Congolese cellular market. An aggressive coverage strategy, implementation of an effective and aggressive sales and distribution strategy and improvement in consumer confidence and spending in the 2006 financial year continued to contribute during the 2007 financial year to the success in customer growth and improved profitability. During the
2007 year Vodacom Congo continued to concentrate on increasing capacity within its network.
Congo’s first presidential and parliamentary elections took place on July 30, 2006, after an official postponement was announced in June 2005. The relative peaceful outcome of the election is hoped to bring political stability and economic growth to the Democratic Republic of the Congo. Vodacom believes that its current coverage and market share levels provide Vodacom Congo a strong position to benefit from any economic upturn.
Network coverage has been rolled out in all of the nine provinces of the Democratic Republic of the Congo, including 238 towns and consisted of 470 base stations and four mobile service switching centers as of March 31, 2007, compared to 184 towns, 373 base stations and four mobile service switching centers as of March 31, 2006 and 130 towns, 289 base stations and four mobile service switching centers as of March 31, 2005. Network capacity in the main centers has also been upgraded to maintain quality and service. Vodacom Congo covered approximately 32% of the geographical area of the Democratic Republic of the Congo and approximately 68% of the population as of March 31, 2007, compared to approximately 30% of the geographical area and approximately
67% of the population as of March 31, 2006 and approximately 26% of the geographical area and approximately 65% of the population as of March 31, 2005.
Vodacom Congo is financing its roll-out in the Democratic Republic of the Congo with a combination of external and Shareholder medium term funding. Vodacom Congo’s capital expenditure was R2.9 billion, R2.0 billion and R1.8 billion in the 2007, 2006 and 2005 financial years, respectively.
Vodacom Congo currently offers three products, a contract service, a prepaid service and a public phone service. The contract product is aimed at the corporate market with the focus on value added services and customer service. Service to contract customers was further enhanced in the 2006 financial year with the possibility to migrate to Top Up options and the introduction of the corporate
PABX product. The prepaid and public phone products are aimed at the broad Congolese market with the main competitive advantage being coverage, network quality and distribution.
To further enhance data revenue streams, Vodacom Congo commercially launched GPRS in
February 2006. The application was introduced to support data transfer requirements during the electoral process and meet the data demands of local businesses and corporate clients. Vodacom
Congo acquired the business of an internet service provider named InterConnect s.p.r.l in the
Democratic Republic of the Congo for R21.2 million, effective November 1, 2007. The acquisition enables Vodacom Congo to offer additional products and services such as data and voice bundled packages to new and existing customers.
In May 2005, Vodacom Congo launched an electronic voucher solution called “Voda E” in order to strengthen its distribution capabilities and enable customers to recharge to the value of US$0.30, compared to the previous lowest denomination of US$1.00, and to transfer airtime among users via text messaging with the use of a standard handset. The new airtime distribution platform accounted for approximately 40% of all voucher sales on Vodacom Congo’s network in the 2007 financial year compared to 30% in the 2006 financial year. In the 2007 financial year Vodacom Congo introduced a
US$1 Vodago voucher as well as a secured electronic distribution system, or SEDS, which provides secure printed vouchers with extended distribution. SEDS was introduced to compliment the
Electronic Voucher Distribution system with enhanced voucher security and operating system capacity.
Vodacom Congo’s customer care center serves customers in their choice of French, English,
Lingala, Kingongo, Swahili and Tshiluba. Vodacom Congo’s interactive voice response handled in excess of 70,000 calls per day as of March 31, 2007. Vodacom Congo has been successful in establishing international roaming agreements with 378 operators in 165 countries.
Vodacom Congo’s customer base consisted of 98.3%, 97.9% and 97.9% prepaid customers as of
March 31, 2007, 2006 and 2005, respectively. Vodacom competes on the basis of low priced, quality handsets, effective distribution channels, network coverage and network quality.
Vodacom Congo continued to be the market leader in the Democratic Republic of the Congo with an estimated market share of approximately 47% as of March 31, 2007, compared to 48% as of
March 31, 2006 and 47% as of March 31, 2005 based on the total estimated mobile market. Celtel is the main competitor in the Democratic Republic of the Congo with a similar approach of covering a large part of the population across the country, focusing its coverage in the main city centers as well as smaller rural towns. SAIT re-launched its network under the brand name Tigo in the 2007 financial year. This effort consisted of re-branding Tigo through aggressive TV, sponsorships and outdoor media activity. During the 2006 year Celtel and Tigo have embarked on an aggressive pricing campaign and further coverage roll-out. Tigo continued this trend during the 2007 financial year, while
Celtel focused on coverage roll out. Celtel had an estimated market share of approximately 39% as of
March 31, 2007, compared to approximately 44% as of March 31, 2006 and 46% as of March 31,
2005 based on the total estimated mobile market. The other two competitors in the Democratic
Republic of the Congo, Tigo and Congo Chine Telecom, had estimated market shares of approximately 5% and 9%, respectively, as of March 31, 2007.
Vodacom Congo had 745, 479 and 538 employees as of March 31, 2007, 2006 and 2005, respectively. The process of evaluation, identifying and training of local staff is a continuous focus of the company as part of the skills transfer process. A bursary scheme was implemented, aimed at targeting and developing students, and a retention scheme was implemented, aimed at retaining key employees. Effective May 25, 2007, Mervyn Visagie was appointed as new managing director.
During the 2007 year Vodacom Congo continued with its social responsibility drive by rehabilitating 20 schools throughout the Democratic Republic of the Congo.
The National Regulatory Agency, or NRA, has been active during the year working with international consultants appointed by the World Bank on the reformation of the telecommunication legislative framework and regulations. Key focus areas included:
• spectrum (national planning, management and fees);
• interconnection guidelines and principles;
• cost modeling;
• numbering (national planning, management and fees); and
• universal service fund (constitution and funding mechanisms).
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
Mozambique
Vodacom Mozambique was established on October 23, 2003 and launched commercial operations on December 15, 2003. Vodacom owned 98% of VM (S.A.R.L.), trading as Vodacom
Mozambique and the remaining 2% was held by a local consortium named EMOTEL. Effective April 1,
2007, Vodacom International Limited (Mauritius) sold an 8% stake in Vodacom Mozambique to local investors, with 5% being purchased by Intelec Holdings Limitada and EMOTEL acquiring an additional
3%. Vodacom Mozambique was awarded its license in August of 2002, but due to the fixed-line operator and the cellular operator being one company with no interconnect rates applicable, the license was not accepted until August 2003 when the issues were satisfactorily resolved. The license is a 2G GSM license and will expire in December 2018.
Vodacom Mozambique’s infrastructure consisted of two mobile services switching center, four base station controllers and 180 base transceiver stations as of March 31, 2007. The network had a capacity of 1.5 million customers as of March 31, 2007, with an increase to a capacity of 2.5 million planned for 2008. Vodacom Mozambique’s capital expenditure was R816 million, R605 million and
R696 million in the 2007, 2006 and 2005 financial years, respectively. The South African Rand equivalent expenditure was lower in the 2006 year due to the devaluation of the Mozambique Meticals against all major currencies. GPRS / Enhanced Data for GSM Evolution, or EDGE, has been available since the end of June 2006 for contract and prepaid customers. EDGE is a data service that provides a faster version of GSM wireless service. In tandem with the launch of GPRS and MMS, Vodacom
Mozambique also launched VodaMail, a free e-mail service available to all contract customers.
Since prepaid continues to be the bulk of the business in Mozambique, a range of new innovative services were launched during the 2007 financial year to enhance the overall value proposition of
Bazza Bazza, a prepaid product. These services include Bazza Bonus, a high-spend airtime reward scheme that rewards customers daily with free airtime based on the previous day’s spend. As a further measure to reward customers, 60+ was launched in August 2006, which rewards customers with free SMSs for long duration calls. Finally in February 2007 Bazza uau! was launched which introduced a third prepaid tariff plan with the benefit of rewarding customers for receiving calls.
Other services launched in the 2007 financial year include SMS bundles for contract customers, electronic invoicing, an unstructured supplementary service data, or USSD, based self-care menu, premium rated SMS and interactive voice response, or IVR, based competitions, and content based services through third party wireless application service providers, or WASPs.
Vodacom Mozambique offers customers contract and prepaid plans and continued to roll out public phones in the 2007 year. Prepaid packages accounted for 99.0%, 98.5% and 98.5% of gross connections in the 2007, 2006 and 2005 financial years, respectively. Contract products are mainly aimed at the corporate and business market, while prepaid products are aimed at the large informal market. Vodacom Mozambique has an interactive voice response in place and customer care can handle customer queries in two languages, namely Portuguese and English.
During the 2006 financial year, Vodacom Mozambique moved towards an exclusive distribution arrangement, expanded its distribution network and introduced regional distribution centers. Vodacom
Mozambique also increased its growth due to the introduction in the 2006 financial year of growth incentive and stretch target parameters included in the commercial incentive models offered to distribution partners, resulting in an increase in the subscriber base during the 2007 financial year.

Vodacom Mozambique’s only competition is Moçambique Cellular, previously Telecomunicações
Móveis de Moçambique, Lda, or mCel, a company owned by Telecomunicações de Moçambique, or
TDM, who is also the national fixed-line operator. Vodacom Mozambique had an estimated market share of approximately 35% as of March 31, 2007, compared to approximately 30% as of March 31,
2006 and 33% as of March 31, 2005 based on the total estimated mobile market. mCel continues to be an aggressive competitor and is expected to continue to be a formidable opponent in the future given its greater financial and market power. As of February 2006, mCel had soft-launched its GPRS offering to contract customers in the Maputo area and started with its full GPRS offering in May 2006.
Vodacom Mozambique is focusing on coverage expansion, building sound distribution and delivering innovative value propositions underscored by a warm and receptive brand identity. A unique point of differentiation for Vodacom Mozambique has come from its corporate social investment projects which saw the complete reconstruction of a school in Maputo, as well as the construction of an entirely new school in Maputo that opened in May 2007 and the donation of books and encyclopedias to more than
40 schools nationally.
Vodacom Mozambique was accepted as a partner to the “Made in Mozambique” initiative in the
2007 financial year that is being propagated by the Ministry of Industry and Commerce. This venture is designed to promote local industry and export initiatives.
Vodacom Mozambique employed 187, 170 and 123 people as of March 31, 2007, 2006 and 2005, respectively. Vodacom Mozambique continues to support the development of local skills. A succession plan and development programs were implemented to transfer skills and knowledge to local employees. Staff issues are addressed via a consultative forum where they are given a platform to address issues. Vodacom Mozambique embarked on an HIV/AIDS education and awareness campaign in December 2005 that included an Industrial Theatre and various speakers, which was well received by employees.
Draft universal service fund regulations are being reviewed by the Ministry of Communications.
Indications are that the regulations will make provision for operator representatives to sit on the board of the Fund. Intelcon Research & Consulting Limited, consultants appointed by the National
Regulatory Authority, released their report on a proposed pilot project to introduce universal access followed by a workshop to discuss the pilot project and proposed legislation to govern administration of the universal access fund. The pilot project will focus on areas in Zambezia and Nampula provinces in the northern parts of Mozambique. The project will be funded by the World Bank and a subsidy of
US$2.5 million is to be allocated to the successful bidder. Operators are invited to bid for the project.
Apart from providing the necessary coverage, the winning operator is expected to roll-out over
900 community pay-phones and provide the necessary support to the operators of these phones.
The tender document was released in February 2007. The tender has not yet been awarded. After careful study and analysis of the bid by Vodacom Mozambique management, it was decided not to participate in the bid. Vodacom is well into year four in terms of its license obligations for infrastructure roll-out.
During October 2006, the Ministry of Communications published a Telecommunications Sector
Strategy. This is the result of a project launched in prior periods to prepare a competition policy for
Mozambique. The project was funded by the United States Agency for International Development, or
USAID, and the World Bank. A discussion document has been circulated for comment and Vodacom
Mozambique was a member of the ministerial task force that assisted in the development of the policy. The strategy was prepared in anticipation of the end of TDM’s exclusivity in December 2007, and to prepare for convergence in the sector. The agenda of the Instituto Naçional das Comunicaçoes de Moçambique, or INCM, for 2007, released in December 2006 includes:
•   preparation of service quality regulations;
•   introduction of number portability (the INCM has already invited bids from consultants to investigate the introduction of portability);

• preparation of regulations governing the allocation of spectrum and service numbers;
• preparation of legislation ending TDM’s exclusivity;
• preparation of convergence legislation;
• preparation of an interconnection cost model; and
• the re-issue of licenses to conform to new convergence legislation.
All operators have been informed by the INCM that all licenses are to be re-issued in compliance with the new Telecommunications Law of 2004. Vodacom Mozambique was invited to submit suggestions to any amendments it wished to make to its existing license. To date, no new licenses have been issued. However, Vodacom Mozambique applied to expand its international gateway rights and to lease transmission capacity to entities other than licensed telecommunication network operators, such as internet service providers and satellite companies, during the end of the 2006 calendar year but to date no formal response has been received from the INCM.
In March 2006 the INCM was formally notified by the Administrative Tribunal that, upon Vodacom
Mozambique’s application, Resolution 10/05 of December 20, 2005 that established significantly lower interconnection rates has been suspended. In February 2007, the INCM appointed a consultant to facilitate the introduction of cost based interconnection. This was part of the out of court settlement
Vodacom Mozambique reached with the INCM, TDM and mCel in August 2006, whereby Vodacom
Mozambique agreed to waive the court interdict against the INCM’s unlawful reduction of interconnection rates, subject to the introduction of long run average incremental cost based interconnection as required by law.
Vodacom Mozambique believes that the transmission fees charged by TDM are unacceptably high. Vodacom Mozambique has requested the INCM to intervene after numerous meetings held with
TDM to reduce their transmission prices failed to deliver any acceptable result.
Vodacom Mozambique believes that its ability to strictly manage costs in the face of low ARPU and low minutes of usage, while expanding coverage and distribution and intensifying promotional and product offerings, will be critical to achieving improved results.
Due to the competitive and economic environment in which Vodacom Mozambique operates,
Vodacom assesses its assets for impairment in accordance with the requirements of IAS 36:
Impairment of Assets. The recoverable amount of these assets was based on the fair value less cost of disposal at March 31, 2007, 2006 and 2005. The fair value of the assets was based on the assumption that the assets would be disposed of on an item by item basis. The amount by which the carrying amount exceeded the recoverable amount was recognized as an impairment loss in
Vodacom’s and Telkom Group’s consolidated financial statements for the 2007 and 2005 financial years. In the 2006 financial year, this impairment loss was reversed in part due to an increase in the fair value of the assets.
Procurement – Vodacom South Africa
Vodacom South Africa solicits bids for all goods and services in excess of R1 million. Bids are through a closed tender system by invitation only. A multi-disciplinary cross-functional team evaluates and awards bids to the best supplier based on the best overall score, taking into account technical specification, delivery time, costing, financial viability, the participation of black economic empowerment partners and quality.

Vodacom spent approximately 71% of its eligible procurement expenditure with BEE companies during the year ended March 31, 2007, compared to 66% during the year ended March 31, 2006 and
75% during the year ended March 31, 2005.
Vodacom seeks to utilize at least two suppliers for all critical equipment where possible to minimize supply risk. Vodacom’s main technology suppliers are Siemens for the core and 3G network, and Lucent-Alcatel and Motorola for the radio networks.
CAPITAL EXPENDITURES
For information relating to our capital expenditures, see Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Group Liquidity and Capital Resources”.
REGULATION AND LICENSE REQUIREMENTS
Overview
The licensing and provision of telecommunications services in the Republic of South Africa has historically been subject to the Telecommunications Act and the extensive regulations made under the
Telecommunications Act. The Telecommunication Act was repealed by the Electronic Communications
Act when the Electronic Communications Act came into effect on July 19, 2006. While a new licensing regime has been created by the Electronic Communications Act, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime. Regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result, the regulatory environment is evolving, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which, in light of the politicized issue of privatization of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process. A number of significant matters have not been addressed or clarified.
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
These issues are now addressed in the Electronic Communications Act.
Electronic Communications Act
In March 2005, the Minister of Communications tabled a Convergence Bill in Parliament to promote convergence and establish the legal framework for convergence in the broadcasting, broadcasting signal distribution and telecommunications sectors that repealed the

Telecommunications Act, however, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime and regulations made under the
Telecommunications Act are also to remain in force until they are amended or replaced by new regulations made to fully implement the provisions of the Electronic Communications Act. The bill, renamed the Electronic Communications Bill, was passed by the Parliament of South Africa in
December 2005 and was signed by the President of South Africa on April 18, 2006. The Electronic
Communications Act came into effect on July 19, 2006.
The Electronics Communications Act aims to supplement or replace sector specific legislation and change the market structure from a vertically integrated, infrastructure based, market structure to a horizontal, service based, technology neutral, market structure with a number of separate licenses being issued for different areas, and to clarify the different roles of ICASA and the Minister of
Communications in policy development, licensing and regulation. The main aspects addressed by the
Electronic Communications Act are:
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
ICASA
In 2000, the Independent Communications Authority of South Africa Act, 13 of 2000, created
ICASA, a regulatory body for the telecommunications and broadcasting industries. ICASA serves as the primary regulatory and licensing authority for the South African communications industry. Upon its establishment, ICASA inherited a legacy of regulatory problems from its predecessors. It has been reported that ICASA may lack adequate resources to effectively fulfill its regulatory and licensing functions and to deal with regulatory challenges that continue to change given the rapidly evolving telecommunications environment.
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
Policy directions
Under the Electronic Communications Act, the Minister of Communications may make policies and, subject to a one month public comment period, issue policy directions to ICASA except in respect of the granting, amendment or withdrawal of communications or broadcasting licenses. ICASA, in exercising its functions, must consider policies made or policy directions issued by the Minister.

Regulations
Under the Electronic Communications Act, ICASA may, subject to public consultation, make regulations on any matter as provided in the Electronic Communications Act, and any such regulation may declare any contravention thereof to be an offense. ICASA must, among other things, make regulations relating to the granting of licenses, radio frequency spectrum management, allocation of numbers, interconnection, facilities leasing, the declaration of essential communications facilities and the identification of relevant markets for the purpose of determining the existence of significant market power. ICASA may also make regulations to impose special obligations on licensees found to have significant market power in a relevant market.
Under South African law, it is possible for licensees such as Vodacom and Telkom and for other interested parties to have the regulations and rulings issued by ICASA reviewed and tested in a court of law for compliance with the objectives and other provisions of the Electronic Communications Act, and other relevant laws such as the South African Constitution.
The Electronic Communications Act is not entirely clear on a number of issues which are expected to be addressed by regulation. In addition, because ICASA was only established in 2000 and the regulations governing the telecommunications industry in South Africa are evolving, lack of clarity exists in a number of areas that are still subject to interpretation, review and amendment.
Therefore there is some degree of regulatory uncertainty for Telkom, Vodacom and other communications providers. In addition, the regulatory process entails a public comment process which, in light of the politicized issue of the privatization of industries such as telecommunications in
South Africa, makes the outcome of the process uncertain and may cause delays.
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
ICASA may only accept and consider applications for individual electronic communications network service licenses following a policy direction issued by the Minister of Communications. The granting of individual licenses is subject to an extensive process of evaluation that includes public hearings. The granting of class licenses is subject to a simple process of registration. A draft regulation providing the framework for the granting of licenses was published by ICASA for comment on March 7, 2007. In addition, the Minister of Communications has announced that she intends to issue a policy direction to
ICASA to consider whether VANS licensees should be authorized to provide services as well as provide and operate facilities/networks. ICASA would have to issue network service licenses for such networks. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will substantially increase competition in our fixed-line business.
In addition, the process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.

License conversion
All existing licenses are to remain valid until converted by ICASA in line with the new licensing framework, which is required to be done within 24 months from the commencement date of the
Electronic Communications Act. As a result, Telkom’s licenses will be converted to new licenses in accordance with the new licensing regime. Conversion is required to be on no less favorable terms than the original license. However, as part of the conversion process, ICASA may grant rights and impose obligations on the licensee, in order to ensure that the existing licenses comply with the
Electronic Communications Act. ICASA has started a process of converting our licenses to the new licensing framework. The process of converting our radio spectrum licenses started in October 2006, but has not yet been finalized. A draft regulation providing the framework to convert our PSTS and
VANS licenses was published by ICASA for comment on March 7, 2007. Public pronouncements by
ICASA indicate that they plan to complete the process of converting all existing licenses by July 2008.
The process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.
Existing regulations
All existing regulations are to remain in force until repealed or amended by ICASA. However, many of the existing regulations may be required to be amended and many additional regulations may need to be made to fully implement the Electronic Communications Act. ICASA’s capacity may be further strained by the workload that will be imposed on it by the Electronic Communications Act, which creates further uncertainties in the regulatory arena and the ability of ICASA to effectively fulfill its functions. We cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on
us. ICASA has issued draft regulations in respect of the subsidization of mobile handsets, the framework for converting existing licenses in terms of the Electronic Communications Act, and the framework for issuing new licenses in terms of the Electronic Communications Act. These draft proposals have all been published for public comment, but no hearings on the public comments have yet been held by ICASA and no final regulations have been made yet.
Licensing of the second national operator
In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator, Neotel, that is
30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty)
Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporation and other licensees. Neotel has indicated that it will begin providing services to residential customers in the 2007 calendar year.
Underserviced areas
A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5% commenced in 2005 and is continuing. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.

Competition matters
The Electronic Communications Act replaces the concept of Major Operator status, which was developed by ICASA through regulations, with that of significant market power in a market or market segment. Factors in determining significant market power are, among others, dominance or control of essential facilities. The Electronic Communications Act empowers ICASA to impose pro-competitive conditions on operators found to have significant market power in such markets or market segments that have ineffective competition, which may affect the manner in which interconnection is provided and facilities are leased by such operators, and the charges thereof.
If we are found to have significant market power in any of the markets in which we operate, we may be required to provide interconnection and facilities to our competitors at or near the long run incremental cost, or LRIC, of those services or facilities, and our operating revenue and net profit could decline. On January 2007 ICASA published a consultation document for public comment and on
May 17, 2007 it held a public enquiry on its intention to define relevant call termination wholesale markets. In its consultation document ICASA expressed the preliminary view that all providers of telecommunications networks, including Telkom and Vodacom, have significant market power in their call termination markets and that the appropriate price controls to be applied to the large operators,
MTN, Vodacom and Telkom, is the LRIC calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. Regulations are expected to follow in due course. On May 3, 2007 ICASA published a consultation document for public comment, on its intention to define relevant end to end leased lines and other wholesale markets. In its consultation document ICASA defined the wholesale markets for fixed-line local loop access, fixed-line narrowband exchange lines, call origination and call conveyance, symmetric broadband originator services, trunk services for transmission within South Africa and international leased lines. ICASA expressed the preliminary view that Telkom is deemed to have significant market power in all these markets and that the appropriate price control to be applied is likely to be the LRIC, calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. No public hearings have yet been held on this consultation. Regulations are expected to follow in due course. Where ICASA determines that a licensee has engaged or intends to engage in an act that is likely to substantially prevent or lessen competition, ICASA may direct the licensee to cease or refrain from engaging in such act and may impose penalties for failure to comply with such direction.
Interconnection
The Electronic Communications Act provides that any licensee, other than broadcasting service licensees, must, on request, interconnect with any other licensee, unless such request is unreasonable, and must enter into an interconnection agreement with the requesting party for this purpose. Where the parties are unable to reach an agreement, the Electronic Communications Act confers on ICASA the power to intervene and propose, or impose, terms and conditions for the interconnection agreement, or refer the matter to the Complaints and Compliance Committee, established as provided in the amendments to the ICASA Act described above, for resolution. ICASA must review any interconnection agreement to determine whether it is consistent with the regulations and, if the agreed terms are not consistent with the regulations, direct the parties to agree on new terms and conditions.
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
The interconnection agreements between Telkom and Vodacom and MTN that preceded the
Telecommunications Act were renegotiated and amended in 2001. An interconnection agreement, on substantially the same terms, was negotiated and concluded with Cell C. An interconnection agreement has also been concluded between Telkom and Neotel and filed with ICASA on March 6,
2007. Interconnection agreements have also been concluded between Telkom, the USALs and those
VANs licensees to whom ICASA has granted access to subscriber numbers. An interconnection agreement has also recently been signed with Sentech, which is expected to come into operation during the third quarter of the 2007 calendar year.
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
ICASA may exempt a licensee from the obligation to lease communications facilities where such licensee has not been found to have significant market power in the relevant market. ICASA must prescribe regulations to facilitate the conclusion of facilities leasing agreements by stipulating facilities leasing agreement principles. ICASA may prescribe a framework of wholesale rates applicable to specified electronic communications facilities in circumstances where the existence of significant market power has been determined. Notwithstanding a finding of significant market power, ICASA may exempt, under certain circumstances, an electronic communications network licensee from the obligation to lease fiber loops and sub-loops serving residential premises. ICASA must prescribe a list of essential facilities, including local loops and sub-loops and associated electronic communications facilities, and electronic communications facilities connected to international electronic communications facilities such as submarine cables and satellite earth stations. ICASA may require that essential communications facilities be supplied at a cost based price, likely to be the CRIC of that facility. The Minister of Communications has issued a policy decision declaring November 1, 2007 as the date from which the exclusivity provisions in our SAT-3 agreements shall be declared null and void. The Minister of Communications also announced that she intends to issue a policy direction to
ICASA requiring it to prioritize and urgently prescribe a list of essential facilities, ensuring that the facilities connected to the SAT-3/WASC/SAFE submarine cables can be accessed soon.
On May 3, 2007, ICASA published a consultation document for public comment on its intention to define relevant end to end leased lines and other wholesale markets. In its consultation document
ICASA defined the wholesale markets for fixed-line local loop access, fixed-line narrowband exchange lines, call origination and call conveyance, symmetric broadband originator services, trunk services for transmission within South Africa and international leased lines. ICASA expressed the preliminary view that Telkom is deemed to have significant market power in all these markets and the appropriate price controls to be applied is likely to be the LRIC, calculated on the basis of relevant forward looking economic costs on an efficient operator, including a reasonable cost of capital. Regulations are expected to follow in due course.
In addition, the Telecommunications Act required us to allow Neotel to use all of our telecommunications facilities for the first two years of its license, on a resale basis, for the purpose of providing public switched telecommunication services. As a result, Neotel will be able to lease facilities from Telkom for a two year period to provide its services, and is allowed to have shared access to the local loop for a period of two years. A fixed link facilities leasing agreement which provides for leasing by Neotel of 2 Mbps leased lines has been concluded between Telkom and Neotel and filed with
ICASA on September 12, 2006. Further agreements for the leasing by Neotel of other facilities are expected to be negotiated as required. If we are unable to negotiate favorable terms and conditions for the provision of the services and facilities covered by the guidelines or ICASA otherwise imposes terms and conditions that are unfavorable to us, our business operations could be disrupted and our net profit could decline. As described below, we may also be required to lease or otherwise make our telecommunications facilities available to Neotel beyond the first two years of its license pursuant to the Electronic Communications Act.
Unbundling the local loop
While the Telecommunications Act provided that we were not to be required to unbundle our local loop for a period of two years after the issue of a license to Neotel, The Electronic Communications
Act provides that ICASA may prescribe a framework for the unbundling of Telkom’s local loop.
On May 23, 2007, the Local Loop Unbundling Committee set up by the Minister of
Communications to develop appropriate policies for the unbundling of the local loop in South Africa submitted its report to the Minister of Communications recommending, among other things:
•   three forms of local loop unbundling to be considered, full unbundling of the metallic loop, line sharing and wholesale bitstream access; and
•   the regulatory process, with full industry participation should commence as soon as possible and be completed in 2011.
The Minister of Communications has published policy decisions that the process of unbundling the local loop in South Africa should be urgently implemented and completed by 2011. The Minister of
Communications further requested ICASA to make use of the report of the Local Loop Unbundling
Committee and its recommendations.
Tariffs
Regulations made under the Telecommunications Act, which remain in effect, impose a price cap formula on a basket of Telkom’s specified services, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our Diginet product; and our Megaline product. A similar cap applies to a sub-basket of services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately 66% of Telkom’s operating revenue in the year ended March 31, 2006 was included in this basket compared to approximately 64% of Telkom’s operating revenue in the year ended March 31, 2007. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. The price cap operates by restricting the annual percentage increase in revenues for all the services included in the basket that are attributable solely to price changes to annual inflation, measured by changes in the consumer price index, less a specified percentage.
Historically, the annual permitted percentage increase in revenues from both the whole basket and the residential sub-basket was 1.5% below inflation. Effective from August 1, 2005 through July
31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from
ICASA. Draft Regulations on the pricing and provision of ADSL services were published by ICASA which would, among other things, have prohibited Telkom from charging a monthly rental for providing
ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any additional limitations on the pricing of these services beyond those combined in the basket of price controlled services, but did impose quality of service obligations on Telkom for these services related to, among other things:
• services to be provided within 30 days from application;
• the provision of uncapped local bandwidth;
• the guarantees of minimum speeds;
• the prohibition of past prioritization; and
• the prohibition of periodic resets.
Telkom is currently not in full compliance with these requirements and has informed ICASA accordingly.
ICASA approved a 0.2% increase in the overall tariffs for services in the basket effective
January 1, 2005, a 3.0% reduction in the overall tariffs for services in the basket effective September
1, 2005 and a 2.1% reduction in the overall tariffs for services in the basket effective August 1, 2006.
On June 13, 2007 Telkom filed with ICASA proposed average price reductions on its regulated basket of products and services of 1.2%, effective August 1, 2007. See “Fixed-line communications – fees and tariffs”.
Pursuant to its mobile cellular telecommunications license, Vodacom has to lodge all tariff plans or any amendments to existing tariff plans with ICASA. No increase in the price of any service or in some cases, a basket of services, greater than the percentage annual increase in the consumer price index is allowed without ICASA’s approval. Vodacom South Africa’s most recent annual tariff amendments were lodged on September 19, 2006 and approved by ICASA on September 29, 2006.
The amendments resulted in an average tariff decrease on packages affected of 1.7%, which was effective November 1, 2006. In 2005, Vodacom South Africa’s annual tariff filing resulted in an average tariff decrease of 4.9% effective October 1, 2005.
See Item 3. “Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters –
Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom’s revenue and net profit could decline if wholesale price controls are imposed on it” and “Regulation and License Requirements”.
Universal service obligations
As part of our five year exclusivity period ended May 7, 2002, we had 16 service quality and line roll-out targets for our fixed-line business. We substantially met all of our fixed-line service and line roll-out targets with the exception of our residential fault rate target, our aggregate fixed-line roll-out target and targets which required us to provide service to underserviced villages and to replace analog lines with digital lines. ICASA has started a process to convert existing licenses to the new licensing framework contained in the Electronic Communications Act. It is possible that as a result of the conversion process quality of service targets will again be imposed on us with penalties if targets are not met.
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

The Minister of Communications issued a public statement in 2002 describing our future obligations to assist in the continued development of communications services to the South African population. The obligation will be a contribution to the Universal Service Fund, or USF, and ongoing universal service obligations imposed on us through the generic terms of our license. In the past we had to contribute to the USF R10 million per annum escalated by inflation from 1997. Beginning in the
2005 financial year, such contribution was set at 0.2% of the prior year’s annual turnover derived from the provision of telecommunications service that it is licensed to provide. Telkom paid R61.2 million in
July 2006 for this contribution pursuant to its license. Vodacom’s contribution to the USF is on the same basis as Telkom. Vodacom paid R54.6 million in the 2007 financial year for this contribution pursuant to its license.
New social obligations were imposed with Vodacom’s new 1800MHz license and third generation spectrum license or 3G. The 1800 MHz frequency spectrum band obligations require Vodacom to provide a minimum of 2,500,000 sim card packages with certain privileges to designated individuals within five years; a minimum of 125,000 handsets within five years; and a minimum airtime window period of 12 months for these sim cards. The 3G radio spectrum band obligations require Vodacom to provide: internet access to no less than 140 institutions for persons with disabilities within three years;
internet access to no less than 5,000 public schools within eight years; and a minimum of 1,400 handsets within three years. Vodacom’s plan with respect to the remaining implementation of its 1800 MHz obligation is still pending ICASA’s approval. The Department of Communications has assisted in the identification of certain beneficiaries within various government departments and the license stipulates that roll-out can only commence upon approval of the implementation plans by
ICASA. The implementation plans in respect of 1800 MHz and 3G were submitted to ICASA in August
2005. Vodacom proposed that airtime used on the SIM cards be charged at a uniform rate to be agreed between all three mobile operators and the internet usage rates be at a 50% discounted rate, as provided for in the Telecommunications Act. The implementation plan for 3G rollout in the Gauteng province was approved by ICASA on February 15, 2007 and Vodacom is in the process of rolling out internet connectivity to the approved schools in Gauteng.
Vodacom has been funding the training of community services telephone operators since the
2005 financial year. The focus during the 2005 and 2006 financial years, was on growth management, financial management and marketing. The focus during the 2007 financial year was on basic business skills, growth management, financial management and marketing. Vodacom’s future universal service obligations will also consist of a contribution to the USF and possible new universal access obligations.
Regulatory accounts
Under the Electronic Communications Act and our public switched telecommunications service license, we are required to report and account to ICASA, our retail and wholesale activities using a specific accounting methodology set out in a Chart of Accounts and Cost Allocation Manual, or
COA/CAM. The adoption of this methodology by us requires the aggregating and disaggregating of general ledger accounts in a different manner than we prepare accounts in accordance with IFRS.
These accounts are known as the regulatory financial statements. It also requires a reconciliation of our regulatory accounts with our annual financial statements. We were required to put the necessary accounting and management information systems, which would have enabled us to prepare such reports and accounts, in place by May 7, 2002, subject to ICASA issuing the COA/CAM regulations.
The regulations, however, were only published on July 19, 2002. After negotiations with ICASA,
Telkom submitted its regulatory financial statements based on the historical cost of the company on
September 30, 2004, and submitted its current cost regulatory financial statements to ICASA on
September 30, 2005 and its current cost regulatory financial statements with reports indicating the long run incremental cost for the 2006 financial year on September 30, 2006. The COA/CAM regulations also require us to develop procedures manuals that set out how we will implement the
COA/CAM accounting methodology in practice. The procedures manual for the accounting separation on an historical cost basis was approved by ICASA on June 30, 2004, while the procedures manual for the conversion to the current cost basis was submitted to ICASA on July 5, 2005 and the procedure manual for accounting on a LRIC basis was submitted to ICASA on March 31, 2006 for their approval. ICASA has as yet not approved the procedures manuals for the current cost accounting or the procedures manual for the long run incremental cost.
Carrier pre-selection
The Telecommunications Act mandates that fixed-line operators are required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. These provisions are retained in the Electronic
Communications Act. Regulations were published on June 24, 2005 for the implementation of carrier pre-selection in two phases. In phase one, call-by-call carrier pre-selection must be implemented and must be provided by an operator within two months of it being requested by another operator. In phase two, fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator. Telkom had already conditioned its exchanges to handle call-by-call carrier pre-selection by December 31, 2003. Telkom will not be able to fully implement carrier pre-selection until Neotel’s interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre selection within ten months of it being requested. To date, Neotel has not requested carrier pre-selection. Regulations indicate that the system set-up costs may be recovered as part of the prescribed annual review of fees and charges, but no further detail is available. ICASA has not yet defined the manner in which such costs could be recovered. In addition, we may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline and the implementation of these requirements will likely further increase competition and cause our churn rates to increase.
Slamming, which is the transfer of a user from one operator to another without such user’s knowledge or authorization, is to be prohibited. There is a risk that the procedure to combat slamming may not be effective and would result in further market share losses. Carrier pre-selection is not applicable to mobile cellular operators.
Number portability
The Telecommunications Act mandates that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. These provisions are retained in the Electronic Communications Act.
A framework number portability regulation was published at the end of 2004 that generically provides for the introduction of fixed-to-fixed and mobile-to-mobile number portability. It is currently expected that Telkom will be required to provide “block” number portability in the 2007 calendar year and individual number portability later, but within 12 months from being requested by an operator. The full set of regulations for the implementation of fixed number portability, however, has not yet been published. Telkom has received a request from Neotel to implement both block and individual number portability and discussions on the implementation of the required inter operator systems are under way with ICASA and Neotel. Telkom will not be able to determine the time required to implement number portability until the functional specification regulations are determined. After several delays mobile number portability phase one was launched on November 11, 2006. Phase 2, which was implemented during April 2007, includes multi-line porting, secure file transfer protocol access to third parties and operational software upgrades on the central reference data base. From launch until end
March 2007 there have been 49,794 successful ports. Cell C registered a net gain of 14,057 subscribers,
Vodacom a net loss of 6,018 subscribers and MTN a net loss of 8,039 subscribers.

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
Furthermore, the 2001 amendment to the Telecommunications Act provides for fixed-mobile services to be deemed a new public switched telecommunications service that may be provided with a public switched telecommunications service license or an underserviced area license. A fixed-mobile service is a service that permits a customer of the licensee to access the public switched telecommunications network of the licensee and obtain telecommunications services from such licensee from either a fixed point or while in motion within the local exchange area, but does not permit or include call handover between cells. Our public switched telecommunications service license was not amended to include fixed-mobile services. No similar provision is contained in the Electronic
Communications Act.

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
ICASA has started a process to convert existing licenses to the new licensing framework contained in the Electronic Communications Act. It is possible as a result of the conversion process, quality of service targets will again be imposed on us with penalties if targets are not met.
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
Under the Telecommunications Act each of Vodacom, MTN, Telkom and Neotel are all entitled to apply for, and acquire, licenses for the use of 1800MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services. Cell C’s existing license already includes the right to use radio frequency spectrum in the 1800 MHz band. Vodacom and MTN have obtained licenses for the use of 1800 MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services and Telkom has applied for such licenses.
Our Swiftnet subsidiary has been granted a telecommunications license and a radio frequency spectrum license providing for:
•   Swiftnet to construct, maintain and operate a national wireless data network and to provide wireless data telecommunication services; and
•   interconnection with our network.
Swiftnet is in violation of its license that requires it to have at least 30% of its shares held by black economic empowerment individuals or entities. ICASA has required Swiftnet to remedy the breach of its license, which expired on August 24, 2006. On February 14, 2007 Telkom announced that it had entered into an agreement to sell a 30% stake in Swiftnet to the Radio Surveillance
Consortium, a group of empowerment investors, for R55 million following a competitive sale process run by an independent adviser. The transaction would not require any financial support or facilitation from Telkom. The transaction received Competition Commission approval on May 28, 2007. The transaction is still subject to ICASA approval.
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
Vodacom was also issued a radio frequency spectrum license simultaneously with its mobile cellular telecommunications license permitting it to use two assignments of 10 MHz in the
890.2/935.2 MHz and 900.0/945.0 MHz radio frequency spectrum bands, respectively, for purposes of providing mobile cellular telecommunications services, valid for the duration of Vodacom’s mobile telecommunications license of fifteen years. Vodacom was also granted a license, effective July 1,
1995, for the use of an additional two assignments of 1 MHz of GSM900 MHz radio frequency spectrum band under its mobile cellular telecommunications license. Pursuant to the
Telecommunications Act, the three mobile cellular licensees were given the right, upon application, to be granted licenses to use 1800 MHz frequency spectrum on payment of fees as determined by the Minister of Communications. Vodacom was awarded a permanent 1800 MHz license on
October 29, 2004 comprising two assignments of 10 MHz and a 3G spectrum license on
November 30, 2004, comprising two assignments of 15 MHz radio frequency spectrum. The license fee for the 1800 MHz and 3G spectrum license is a R5 million access fee each per annum and

R100,000 per MHz pair. Vodacom has to date been allocated a total of 40 million numbers, including the full 072, 076, 082 and 079 number ranges. ICASA has indicated that in the future the interleaving principle will be used in allocating numbers. This means that each operator will not be granted the full block of numbers in the relevant range, but will share these numbers with other operators.
Vodacom was issued a license to provide value added network services on October 20, 1998.
On May 20, 2005, ICASA published new regulations for value added network service providers. This set of regulations repeals the previous set of regulations under which Vodacom had to re-apply for its
VANS license on February 27, 2004. In terms of the new regulations, Vodacom is deemed to have applied in accordance with the regulations. On August 26, 2005, ICASA re-issued Vodacom’s value added network service license (VLS40/0034). Vodacom is obliged to keep and maintain statistics on complaints made to it by its customers. The statistics must be provided to ICASA at least once every six months and ICASA may, after consultation with Vodacom, publish these statistics.
Ownership restrictions
Pursuant to the ownership regulations issued under the Telecommunications Act, 103 of 1996, which have not been repealed by ICASA Telkom is a public switched telecommunications services licensee operating in a “concentrated market”, which is a market where there are fewer than five licensees. Pursuant to these regulations, no person who holds a direct or indirect 5% ownership interest in Telkom, other than the Government of South Africa and passive institutional investors who do not participate in our management, is entitled to hold a 5% or greater ownership interest in any other licensed operator providing the same category of telecommunications services as Telkom in that concentrated market, such as the second national operator. The same prohibition applies in relation to a person holding such an ownership interest in both Vodacom and another mobile cellular telecommunications service licensee. In addition, licensees such as Telkom and Vodacom are required to maintain accurate and detailed records indicating the name, address, telephone number,
e-mail address and other contact details of all persons holding a direct or indirect ownership interest of 5% or more in the licensee, the number of shares or other ownership interests owned of record by each such person, the identity of each such person entitled to vote, and must annually file such information with ICASA. ICASA is entitled, at the request of the licensee, to waive the licensee’s obligations with respect to maintaining certain of the information where the licensee’s issued share capital is listed on the JSE or any other internationally recognized securities exchange and the information is not kept in the ordinary course with respect to such listed issued share capital and is not otherwise required by such exchanges. Under the same regulations, licensees such as Telkom and Vodacom are required to obtain the prior written approval of ICASA, in an application that is signed by the licensee, the transferor and the transferee, for any transfer of a control interest in the licensee. A control interest in a licensee includes a direct or indirect:
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

Other regulatory issues
We are subject to the provisions of the Competition Act, 89 of 1998, which, together with the
Electronic Communications Act regulates anti-competitive behavior in the communications industry in
South Africa. Under the provision of these two Acts, we may not act anti-competitively or unfairly discriminate against any person. Activities within the communications and broadcasting sectors are regulated primarily by ICASA, but with concurrent jurisdiction of the Competition Commission on competition-related matters. Although the concurrent jurisdiction of ICASA and the Competition
Commission in the information communications technology sector is coordinated via a memorandum of agreement between the two bodies, there remain concerns around clear jurisdictional responsibilities on certain issues.
South Africa is a member of the World Trade Organization and is a signatory to the Basic
Agreement on Telecommunications. The commitments made by South Africa are embodied in the provisions of the Electronic Communications Act in respect of the liberalization of the South African telecommunications industry.
RICA is a South African law that regulates the authorization for and actual lawful interception of indirect communications. The Act came into effect on September 30, 2005, with the exception of certain sections requiring the collection of customer details and identity verification prior to providing mobile cellular telecommunications services. The compliance date for these sections has not been determined and will come into effect by presidential proclamation. RICA obligates service providers to obtain and store customer details, including names, identity numbers, residential and business or postal addresses and requires verification of customers’ details with reference to a certified copy of a customer’s identity document and his or her actual identity document. To date Telkom has not been able to complete the implementation of all of these requirements and Vodacom may not be able to implement these requirements within the time period in which it is ultimately required to implement them, which has not yet been determined. Furthermore, the implementation of RICA is expected to have significant cost implications resulting from the paper verification and storage requirements and negatively impact the ability of Telkom and Vodacom to register customers due to its burdensome registration process, which may not be practical and may require the disconnection of customers for whom such information is unavailable. As a result, Telkom’s and Vodacom’s business operations could be disrupted and their net profit could decline and they may be liable for penalties to the extent they are not able to comply with RICA’s requirements.
In addition, commencing in June 2006, all licensees, including Telkom and Vodacom, were required to install equipment and implement procedures to allow lawful interception by law enforcement agencies in South Africa, including the interception of communications and the provisioning of call-related information, including billing information. Telkom was not able to completely comply with all of the requirements by June 2006 and in consultation with the Office of the
Interception Centre and the Department of Communication to adopt a phased approach for compliance. Telkom however anticipates full compliance for all major technologies, including its public digital exchanges and Internet services, in the 2007 calendar year. The directives for the implementation of these requirements for private networks have not yet been finalized. Systems to facilitate subscriber registration have been developed, tested and made available to the relevant customer touch points by Vodacom ahead of the promulgation of the governing legislation. To the extent that we are unable to comply with all the requirements of RICA or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline and we may be liable for penalties.

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
The Department of Trade and Industry has published finalized codes of good practice, and published others for public comment. Once all the codes are finalized, they will be gazetted in terms of the
B-BBEE Act, and will become mandatory on all organs of state, and will affect all enterprises that, directly or indirectly, conduct business with organs of state, in that their empowerment rating in terms of the codes, will determine their ability to conduct such business.
Sectorial transformation charters have a similar purpose to the codes of good practice, but are voluntarily applied by enterprises in a sector, and not mandatory. However, the B-BBEE Act makes provision for transformation charters to be gazetted, under certain circumstances, as a code of good practice, applicable to the enterprises in the relevant sector and those conducting business with them.
The process to develop the Information Communication and Technology, or ICT, black economic empowerment charter commenced on September 16, 2003. The ICT Charter seeks to establish a framework for the promotion of transformation in the ICT sector through the establishment of a balanced scorecard on empowerment, which deals with the items addressed in the codes of good practice above. The scoring of the balanced scorecard will ultimately determine the black economic empowerment status of a company intending to engage Government when applying for a license in a regulated economic activity, entering into a public-private partnership, or engaging in any economic activity in South Africa. As such this process is of vital importance to Telkom and Vodacom. Telkom and Vodacom have been actively involved in the development of the BEE Charter for the ICT sector.
A final draft of the ICT charter has received Cabinet approval, but will not be published as a voluntary charter and instead will be gazetted as a code. The final set of genetic codes of good practice has been gazetted in February 2007. The process of converting the ICT charter into codes of good practice for the ICT sector is almost complete and proposed ICT codes are expected to be submitted to the Minister of Communications in July 2007 for approval. Before the ICT codes are finally approved they will be gazetted for public comment for a period of two months.
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
The Electronic Communications Act provides that ICASA must specify the percentage of equity ownership to be held in applicants for individual licenses by persons from historically disadvantaged groups. The percentage may not be less than 30% or such higher percentage as may be prescribed by ICASA.

ORGANIZATIONAL STRUCTURE
Our group operational structure is as follows:
On April 19, 2007, Telkom has acquired 75% of Multi-Links Telecommunications Limited, or Multi-Links, in Nigeria, for US$280 million. Multi-Links is a private telecommunications operator with a Unified Access License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria. Multi-Links will focus on brand awareness and promotional campaigns to increase the revenue of fixed-wireless and mobile customers and will offer easy to understand high value bundles, differentiated on voice quality and service. Broadband internet with ISP services will target high value bundles and high quality IP NGN services are planned to be deployed in Lagos to attract high end corporate users and carrier class wholesale products and services are planned to be introduced by establishing an earth station to provide international connectivity.
Our business consists of two segments:
• a fixed-line segment; and
• a mobile segment.
Our fixed-line segment consists of our fixed-line business, which provides fixed-line access and data communications services through Telkom; directory services through our 64.9% owned TDS
Directory Operations subsidiary; wireless data services through our wholly owned Swiftnet subsidiary, and Internet services in Africa through our newly acquired wholly owned Africa Online subsidiary. Our mobile segment consists of our 50% interest in Vodacom, our joint venture.
Fixed-Line Mobile
Telkom SA Limited
TDS Directory Operations
(Pty) Limited
Swiftnet (Pty)
Limited
Africa Online Limited
Telkom Media
(Proprietary) Limited
Vodacom Group
(Pty) Limited
50.0%
64.9%
100.0%
100.0%
100.0%

PROPERTY, PLANT AND EQUIPMENT
Fixed-line
Our principal executive offices are located at Telkom Towers North, 152 Proes Street, Pretoria
0002, Republic of South Africa and comprised approximately 27,000 square meters of office space as of March 31, 2007. In addition, our information technology center comprised approximately
22,000 square meters and our network operations center comprised approximately 24,000 square meters as of March 31, 2007. Our executive offices are leased from the Telkom Retirement Fund under a lease agreement which will expire on January 31, 2019. The total area of all our properties as of March 31, 2007 comprised approximately 2.5 million square meters consisting of approximately
1.5 million square meters of owned, approximately 603,000 square meters of leased and approximately 403,000 square meters of other type properties. As of March 31, 2007, we leased approximately 171,000 square meters of office space pursuant to lease agreements. Except as stated
to the contrary below, our leases expire at various times ranging from one month to five years.
Our properties primarily consisted of 2,459 electronic telephone exchanges, 49 microwave transmission towers, three satellite stations, 136 customer service branches, including Telkom Direct shops, 263 customer service centers, three information technology centers and one network management center as of March 31, 2007.
Details of the principal immovable property leased and owned by our fixed-line business as of
March 31, 2007 are as follows:
Leased
Current
Type of
or
monthly
Expiration
property
owned
Lessor
Lessee
Location
rental
date
Head office
Leased
Telkom
Telkom
152 Proes Street, Pretoria,
R5,501,506
Jan 31, 2019
Retirement Fund
South Africa
Office
Leased
Bridgeport/Lanor
Telkom
195 Nelson Mandela
R843,587
Jun 30, 2009
Joint Venture
Drive, Bloemfontein,
South Africa
Information
Leased
Telkom
Telkom
21 Teddington Street,
R1,185,329
Jan 31, 2019
technology center
Retirement Fund
Tygerberg, Bellville,
South Africa
Equipment related
Leased
Telkom
Telkom
178 Vermeulen Street,
R476,916
Jan 31, 2019
Retirement Fund
Pretoria, South Africa
Network operations
Owned
n/a
n/a
55 Oak Avenue, Highveld,
n/a
n/a
Center
Centurion, South Africa
Information
Owned
n/a
n/a
91 Oak Avenue Highveld,
n/a
n/a
Technology,
Centurion, South Africa
Technopark
National Business
Owned
n/a
n/a
61 Oak Avenue, Highveld,
n/a
n/a
Solutions Center
Centurion, South Africa
Hillbrow Microwave
Owned
n/a
n/a
Claim Street, Hillbrow,
n/a
n/a
Tower
Johannesburg, South Africa
Pretoria Microwave
Owned
n/a
n/a
Devenish Street, Groenkloof,
n/a
n/a
Tower
Pretoria, South Africa
Hartebeesthoek
Owned
n/a
n/a
Old Krugersdrop Road,
n/a
n/a
satellite station
On The Farm Hartebeesthoek,
South Africa
Electronic telephone
Owned
n/a
n/a
Sivewright Street, New
n/a
n/a
exchange
Doornfontein, Johannesburg,
South Africa

Our leased and owned property facilities are managed pursuant to a management agreement with
TFMC, a company incorporated in South Africa, of Meersig Building, 48 West Avenue, Centurion. The
consideration paid to TFMC for management services in the year ended March 31, 2007 was
R161 million. The management agreement terminates on March 31, 2011.
Mobile
Vodacom’s principal executive offices are located at Vodacom Corporate Park, 082 Vodacom
Boulevard, Vodavalley, Midrand, 1685, Republic of South Africa. Vodacom’s South African properties primarily consisted of 6,865 base transceiver stations, 325 base station controllers, 45 mobile switching centers, including VLRs and gateways, a network management center and customer service centers as of March 31, 2007. The number of mobile switching centers have decreased due to the implementation of new equipment with increased capacity per unit when compared to the replaced equipment. The total area of all of Vodacom’s properties, excluding its network and retail outlets, was approximately 206,705 square meters as of March 31, 2007, consisting of approximately
173,446 square meters of owned properties and approximately 33,259 square meters of leased properties. Vodacom’s leases expire at various times on terms up to 15 years.
Vodacom leases transmission lines from Telkom under a lease agreement for the provision of its backbone infrastructure.

Item 5.
Operating and financial review and prospects
OPERATING RESULTS
You should read the following discussion together with the consolidated financial statements of the Telkom Group and Vodacom and the notes thereto included elsewhere in this annual report. The
Telkom Group and Vodacom have prepared their consolidated financial statements in accordance with
IFRS, which differs in certain respects from US GAAP. For a description of the principal differences between IFRS and US GAAP relevant to the consolidated financial statements of the Telkom Group and Vodacom and a reconciliation to US GAAP of net income and shareholders’ equity, see note 46 of the notes to the audited consolidated financial statements of the Telkom Group as of and for each of the three years in the period ended March 31, 2007 and note 45 of the notes to the audited consolidated financial statements of Vodacom as of and for each of the three years in the period ended March 31, 2007.
Change in accounting policy
The Telkom Group’s consolidated financial information discussed below reflects the following changes to the basis of preparation:
•   the adoption of revised IAS21 and IAS39 and the adoption of new IFRIC4, which are applicable for financial years beginning on or after January 1, 2006; and
•   the adoption of new IFRIC7, which is applicable for financial periods beginning on or after
March 1, 2006.
For a more detailed description of these items, please see note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 23 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.
The Telkom Group has not amended, and does not intend to amend, its previously filed Annual
Reports on Form 20-F for the years affected by the change in accounting policy that ended prior to the year ended March 31, 2007. For this reason, those prior Annual Reports and the consolidated financial statements and applicable notes thereto, auditors’ reports and related financial information contained in such reports should no longer be relied upon.
Overview of our business
We are the largest provider of public switched telecommunications services in South Africa, providing fixed-line voice and data services. In addition, we participate in the South African mobile communications market through our 50% interest in Vodacom, the largest mobile communications network operator in South Africa based on total estimated customers. We also provide directory services, wireless data services and other internet services through our subsidiaries, TDS Directory
Operations (Pty) Limited, Swiftnet (Pty) Limited and newly acquired Africa Online, respectively.
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

•   directory, wireless data and other internet services outside South Africa through our TDS
Directory Operations, Swiftnet and newly acquired Africa Online subsidiaries, respectively; and
•   mobile communications services, including voice services, data services and value added services and handset sales through Vodacom.
Acceleration of our fixed-line strategic focus
Our vision is to be a leading customer and employee centered ICT solutions service provider. We are focused on balancing the needs of all stakeholders while seeking long term sustainable and profitable growth. Our commitment to the socio-economic transformation of South Africa underpins this strategy.
In seeking to sustain the creation of value in response to developments in our dynamic market environment, we are continuing to focus on customers and employees, while continuing to balance the needs of all stakeholders.
We intend to focus on the following primary imperatives to support growth:
•   Enhancing customer satisfaction through customer centricity;
•   Retaining revenue and generating long term growth, including expansion in Africa;
•   Evolving our fixed-line network to a next generation network in order to support profitable growth through prudent cost management;
•   Engaging Telkom’s employees to maintain our competitive advantage;
•   Repositioning Telkom stakeholder management to create healthy relationships with all stakeholders; and
•   Capitalizing on the growing mobile communications market in South Africa and other African markets through Vodacom.
Principal factors that affect our results of operations
Liberalization of the South African telecommunications market and increasing competition
Telkom is currently the only provider of residential public switched telecommunications services in
South Africa. Neotel, which was granted an additional license to provide public switched telecommunications services in South Africa on December 9, 2005 and was commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees. Neotel is 30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including
26% beneficially owned by TATA Africa Holdings (Pty) Limited, a member of the TATA Group, a large
Indian conglomerate with information and communications operations. Neotel has indicated that it will begin providing services to residential customers in the 2007 calendar year. The Government has created an infrastructure company, Infraco, which is expected to provide inter-city bandwidth at cost price to Neotel, and later to the rest of the industry, which will further compete with our communications network. A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%, commenced in 2005 and is continuing. These are referred to as underserviced areas licensees, or USALs. The
Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in the 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. It is expected that further licenses will be issued in the 2007 calendar year.
Telkom currently competes for telephone customers with the three existing mobile operators,
Vodacom, our 50% owned joint venture, MTN and Cell C. MTN is a public company listed on the JSE

Limited and Cell C announced in June 2006 that it entered into a joint venture with Virgin Mobile, which we expect will increase competition. Telkom also competes with service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. In recent periods, our fixed-line business has experienced significant customer migration from our fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service. ICASA has begun a review process of mobile termination rates aimed at reducing high mobile interconnect charges. It is expected that this process will have a reducing effect on our mobile interconnection revenue towards the end of the 2007 calendar year.
We also face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of
Communications in September 2004 and the Electronic Communications Act, which came into effect on July 19, 2006. We expect that the new licensing framework included in the Electronic
Communications Act will result in the market becoming more horizontally layered with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business.
VANS providers such as Internet Solutions are our main competitors in the data market. They provide competitive internet protocol virtual private networks and internet service provider services to the business segment. Consumer orientated internet service providers such as MWeb are our main competitors in the consumer Internet market.
In addition, our data services have faced increased competition from iBurst, a competitor to
Telkom in the wireless area that offers competing broadband services, and, to a lesser extent,
Sentech, which owns and operates satellite transmission systems, a packaged, always-on, bi-directional broadband service via satellite and a wireless high-speed internet service offering.
Similarly, the mobile operators’ 3G, HSDPA and EDGE networks also enable customers to browse the internet via mobile broadband services, which provide increased competition for our data services.
The mobile data providers have reduced prices significantly creating price competition in our data markets.
As competition intensifies, the main challenges our fixed-line voice business faces are continuing to improve customer loyalty through improved services and products and maintaining our leadership in the South African communications market. As a result of increasing competition, we anticipate a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline. Increased future competition may also result in a reduction in Vodacom’s overall average tariffs, loss of market share and an increase in its customer acquisition and retention costs. At the same time, we expect competition to stimulate overall market demand for communications services. See Item 3. “Key
Information – Risk Factors – Risks Related to our Business – Increased competition in the South
African telecommunications market may result in a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline and our churn rates to increase” and Item 4. “Information on the Company – Regulation and License Requirements”.
South African fixed-line communications market
While South Africa features a highly developed financial and legal infrastructure at the core of its economy, it also suffers from high levels of unemployment and income disparity. With respect to the economically disadvantaged communities of the population, communications providers must compete with other basic necessities for customers’ limited resources. In a number of areas of the country and for particular communities, mobile services are the preferred alternative to fixed-line services, primarily due to mobility. Although the fixed-line penetration rate in South Africa was only 9.8% and 10.0% as of
March 31, 2007 and March 31, 2006, respectively, due to the diverse rural geography and demographic factors in South Africa, we do not expect South Africa’s fixed-line penetration rates to increase in the near term. In the 2007 and 2006 financial years, our total fixed access lines decreased primarily due to a decrease in the number of residential PSTN lines, partially offset by an increase in
ISDN channels and business postpaid PSTN lines. Residential postpaid PSTN lines were adversely impacted by customer migration to mobile and higher bandwidth products such as ADSL and lower connections, while the decrease in prepaid PSTN lines was primarily as a result of customer migration to mobile services and our residential postpaid PSTN services. Similarly, traffic declined in both the
2007 and 2006 financial years, being adversely affected by the increasing substitution of calls placed using mobile services rather than our fixed-line services and dial up internet traffic being substituted by our ADSL service, as well as the decrease in the number of residential PSTN lines and increased competition in our payphone business. During the same period, ISDN channels and ADSL services have increased, driven by increased demand for higher bandwidth and functionality. In light of these market conditions, we will seek to maintain existing customers in the face of increasing competition and increase sales of data products while utilizing existing capacity, largely through increased sales of our bundled products.
South African mobile communications market
South Africa has experienced significant growth in the number of mobile users since GSM mobile services were launched in the country in 1994. The penetration rate for mobile users increased from an estimated 2.4% at March 31, 1997 to an estimated 84% at March 31, 2007. As a result, Vodacom’s
South African revenue increased 24.1% and 19.1% in the 2006 and 2007 financial years, respectively.
While we believe the mobile penetration rate will continue to increase, we do not expect that it will continue to grow at the same high rates that it has experienced in the recent past. Consequently,
Vodacom is placing increased focus on customer retention and maintaining its market leadership by providing innovative value added services and data products and superior customer service as well as seeking new associate business opportunities in South Africa and gearing up to provide total converged solutions to corporates. Vodacom’s previous focus of customer acquisition and selective growth in other African countries still remain focus areas. In furtherance of this strategy, in the 2005 financial year, Vodacom signed an alliance with its shareholder, Vodafone, which gives Vodacom access to Vodafone’s branded products and services, global research and development and access to
Vodafone’s marketing and buying powers. In addition, Vodacom launched the first commercial 3G network in South Africa in December 2004. Vodacom also launched Vodafone Mobile Connect Cards,
3G/GPRS/HSDPA datacards providing fast, secure access to corporate networks from computers,
Vodafone live!, with global and local content, picture and video messaging and downloads, Mobile TV and BlackBerry
®
. In addition, Vodacom recently launched 3G with HSDPA, giving its customers access to global high speed broadband communications.
A large part of the growth in mobile services was due to the success of prepaid services.
Approximately 86.5% of Vodacom’s South African mobile customers were prepaid customers at March 31,
2007 and 93.2% of all gross connections were prepaid customers in the 2007 financial year. During the 2007 financial year the growth in contract customers in South Africa exceeded the growth in prepaid customers as a result of the migration of the South African middle class from prepaid to contract services. The increasing number of prepaid users, who tend to have lower average usage, together with the lower overall usage as the lower end of the market continues to be penetrated have resulted in decreasing overall average revenue per customer. As a result, total South African ARPU decreased to R125 per month in the 2007 financial year from R139 per month in the 2006 financial year and R163 per month in the 2005 financial year. South African contract ARPU decreased to
R517 per month in the 2007 financial year from R572 per month in the 2006 financial year and
R624 per month in the 2005 financial year. South African prepaid ARPU decreased to R63 per month in the 2007 financial year from R69 per month in the 2006 financial year and R78 per month in the
2005 financial year. In the 2007 and 2006 financial years, contract and prepaid customer ARPU were also negatively impacted by the high growth in Vodacom’s hybrid contract product, Family Top Up, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts.
Tariffs
We made significant progress in rebalancing our fixed-line tariffs. Telkom’s tariff rebalancing program was historically aimed at better aligning its fixed-line traffic charges with underlying costs and international norms. As a result of its efforts, the ratio of tariffs for long distance calls to all destinations over 50 km compared to tariffs for local calls declined from 13.2:1 as of March 31, 1997 to 2.7:1 as of
March 31, 2002. Telkom expects that its tariff rebalancing will focus more on the relationship between the actual costs and tariffs of subscriptions and connections and traffic in order to more accurately reflect underlying costs and in response to increased competition.
Regulations made under the Telecommunications Act, which remain in effect, impose a price cap on a basket of Telkom’s services and a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mb/s of capacity and the rental and installation of business exchange lines. Approximately 80% of Telkom’s operating revenue in the year ended March 31, 2005 was included in this basket, compared to approximately 66% of Telkom’s operating revenue in the year ended March 31, 2006 and approximately 64% of Telkom’s operating revenue in the year ended March 31, 2007. The reason for the decrease in the 2006 financial year was due to a change in methodology of the amount included in the basket for purposes of our filing with ICASA in the 2006 financial year to exclude the mobile termination fees for fixed-to-mobile calls.
Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. Effective from August 1,
2005 through July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered from 1.5% to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from ICASA. Draft regulations on the pricing and provision of ADSL services were published by ICASA, which would, among other things, have prohibited Telkom from charging a monthly rental for providing ADSL service and limited Telkom to charging only an installation fee for such service. The final regulations published by ICASA on August 17, 2006 did not contain any limitations on the pricing of these services, but did impose quality of service obligations on
Telkom for these services as related to, among other things:
• services to be provided within 30 days from application;
• the provision of encapped local bandwidth;
• the guarantees of minimum speeds;
• the prohibition of post prioritization; and
• the prohibition of periodic resets.
Telkom is currently not in full compliance with these requirements and has informed ICASA accordingly.
ICASA approved a 0.2% increase in the overall tariffs for the services in the basket effective
January 1, 2005, a 3.0% reduction in the overall tariffs for services in the basket effective
September 1, 2005 and a 2.1% reduction in the overall tariffs for services in the basket effective
August 1, 2006. On June 13, 2007, Telkom filed with ICASA proposed average price reductions on its regulated basket of products and services of 1.2%, effective August 1, 2007. As a result, if approved by ICASA the following price changes will be effective August 1, 2007:

• ADSL rental 18.2% average decrease
• Local call charges – Standard time No change
• Local call charges – Callmore time 4.1% average increase
• Long distance call charges 10% decrease
• International call charges 9.0% average decrease
• Data products 11.9% average decrease
• Subscription: analog line rental 12.0% increase
• ISDN rental 12.0% increase
• Worldcall local 15.0% decrease
• Worldcall long distance 41.3% decrease
See Item 3. “Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters –
Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom’s revenue and net profit could decline if wholesale price controls are imposed on it” and Item 4. “Information on the Company – Business Overview – Fixed-
line Communications – Fees and Tariffs – Tariff Rebalancing” and Item 4. “Information on the
Company – Regulation and License Requirements”.
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
decline.
Acquisition of Africa Online
On February 23, 2007, Telkom acquired 100% of the issued share capital of Africa Online from
African Lakes Corporation for a total cost of R150 million. Africa Online is an internet service provider active in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and
Zimbabwe. Africa Online’s strategy will focus on brand development, creation and development of customer channels, improvement of network systems, human resources development and an expansion drive targeting other African countries.
Vodacom’s acquisitions
Service provider acquisitions
In recent years, Vodacom has purchased a number of the previously independent service providers and consolidated its sales and distribution operations into Vodacom Services Provider
Company. On March 1, 2004, Vodacom purchased 51% of Smartphone SP (Proprietary) Limited, or
Smartphone, acquiring an additional 2.5 million prepaid customers. On April 16, 2004, Smartphone purchased an 85.75% equity stake in Smartcom (Proprietary) Limited, or Smartcom, for R77.2 million, acquiring an additional 40,000 contract customers. On August 30, 2006, Vodacom purchased an additional 19% shareholding in Smartphone for R333.9 million, with goodwill amounting to
R313.2 million, increasing its shareholding from 51% to 70%, while Smartphone purchased an additional 2.25% shareholding in Smartcom for R9.1 million on September 13, 2006, increasing its shareholding from 85.75% to 88% with goodwill amounting to R8.2 million.

Vodacom acquired an initial 51% stake in Cointel for approximately R84.3 million on August 1,
2005. Vodacom acquired an additional 49% in Cointel on October 4, 2006 for R147.0 million to increase its shareholding to 100%. The net goodwill arising on this acquisition amounted to
R90.9 million. Cointel’s core business is providing value added and m-commerce services to the telecommunications industry. Vodacom subsequently sold its entire shareholding in Cointel to
Smartphone resulting in the realization of R38.0 million of goodwill created by the original purchase.
Vodacom acquired the cellular business of Africell Cellular Services (Pty) Limited, or Africell, an
exclusive Vodacom dealer in South Africa for R80 million, effective October 1, 2006. The net goodwill arising on this business combination amounted to R43.7 million.
As of March 31, 2007, 84.2% of Vodacom’s contract customer base and 99.4% of its prepaid customer base in South Africa was managed by exclusive service providers or controlled directly by
Vodacom.
Wireless Business Solutions
Vodacom acquired a 10% shareholding in WBS Holdings (Proprietary) Limited, or WBSH, also known as iBurst, for R80.8 million, including capitalized costs, effective January 31, 2007. iBurst supplies customers with continued high speed connectivity through broadband internet and email services. On the same date WBSH also granted Vodacom a call option to subscribe to such number of additional shares as will result in Vodacom beneficially owning 25.5% of the total issued ordinary capital of WBSH after the exercise of the option. This call option can be exercised by Vodacom at any time until September 14, 2007, provided that certain conditions are satisfied on the date of exercise.
Competition Commission and ICASA approval is also required before the call option can be exercised.
On March 30, 2007 Vodacom entered into an infrastructure agreement with Wireless Business
Solutions (Proprietary) Limited, or WBS, whereby WBS appointed Vodacom to design and construct a
WiMAX network for use by WBS.
Vodacom’s acquisitions and dispositions outside of South Africa
Vodacom Congo acquired the internet service provider business of InterConnect s.p.r.l in the
Democratic Republic of the Congo for R21.2 million including capitalized costs, effective November 1,
2006. The net goodwill arising from this business combination amounted to R12.6 million.
National Porting Company (Proprietary) Limited
Effective September 20, 2006, Vodacom, MTN and Cell C each acquired a 33.3% stake in
National Porting Company (Proprietary) Limited, which was formed to provide the services necessary for the three mobile operators to offer mobile number portability as required by ICASA pursuant to the
Telecommunications Act. Each mobile operator acquired 100 shares of National Porting Company for
R1 each, and made a shareholder loan to National Porting Company of R6 million. Mobile number portability was officially launched on November 11, 2006.
Vodacom Ventures (Proprietary) Limited
Vodacom Ventures (Proprietary) Limited was formed for the purpose of generating innovative telecommunications products and services for Vodacom by investing in companies. In the 2007 financial year, Vodacom Ventures purchased a 10% equity stake in G-Mobile Holdings Limited, a Wi-Fi corporation, and a 26% equity stake in Gogga Tracking Solutions (Proprietary) Limited, a company which services the lower end of the contract market. Vodacom Ventures has an irrevocable call option to subscribe for such number of further shares of G-Mobile Holdings as will result in Vodacom Ventures holding and beneficially owning, in aggregate together with its initial stake,
26% of the total issued share capital of G-Mobile Holding Limited after the exercise of the option.
Vodacom Ventures also has a call option to purchase such number of shares in Gogga Tracking

Solutions totaling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which certain performance conditions are satisfied. If this option is exercised Vodacom will hold 49% of the issued share capital of Gogga Tracking Solutions (Proprietary) Limited.
Volatility of the Rand
The value of the Rand as measured against the US Dollar has historically fluctuated significantly.
The value of the Rand as measured against the Dollar has increased from R11.38 per $1.00 as of
March 31, 2002 to R6.15 per $1.00 as of March 31, 2006. The value of the Rand as measured against the Dollar was R7.29 per $1.00 as of March 31, 2007. Telkom’s policy is to hedge its foreign denominated debt and operating and capital expenditures. Vodacom’s policy is to hedge its foreign denominated commitments for operating and capital expenditures for its South African operations.
Currency exchange hedges are not always available in other African countries or are not available on commercially acceptable terms. Decreases in the value of the Rand as measured against other currencies could increase the future cost in Rand terms of future foreign denominated debt, future foreign denominated financing costs and future foreign denominated operating and capital expenditures. Fair value adjustments on financial instruments are recorded in the Telkom Group’s consolidated financial statements in the period they occur pursuant to IAS39 – Recognition and
Measurement of Financial Instruments. The effect of the application of this standard increased our consolidated profit before tax by R202 million in the 2007 financial year and R123 million in the 2006 financial year, and decreased our consolidated profit before tax by R8 million in the 2005 financial year. Future exchange rate and financial market volatility may continue to materially impact our future results due to the large volume of foreign exchange contracts entered into by us to cover our foreign currency denominated debt, financing and operating costs and capital expenditures.
Theft, vandalism, network fraud, payphone fraud and non-licensed operators
We have historically experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business. Theft and vandalism have caused our fixed-line fault rates to increase and the repair time on our network and the downtime associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs. Theft of cable increased significantly in the 2007 financial year due to the increase in the price of copper.
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
Capital expenditures
Historically, our fixed-line capital expenditures were aimed primarily at modernizing our network and rolling out lines in order to comply with our license obligations and prepare for competition. As we seek to implement our current strategy in the face of a significantly more competitive environment due to the entry of Neotel and the further liberalization of the South African communications market as a result of the enactment of the Electronic Communications Act, we have shifted our capital expenditure focus as we seek to evolve our fixed-line network to an internet protocol-based next generation network. As a result, we expect that our fixed-line capital expenditures in the 2008 financial year will be spent primarily in the following areas:
• Maintaining current service levels and growth, including:
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
Our consolidated capital expenditures in property, plant and equipment for the 2008 financial year is budgeted to be approximately R11.2 billion, of which approximately R7.0 billion is budgeted to be spent in our fixed-line segment and approximately R4.2 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom’s budgeted capital expenditure of approximately
R8.4 billion. Our capital expenditures are continuously examined and evaluated against the perceived economic benefit and may be revised in light of changing business conditions, regulatory requirements, investment opportunities and other business factors. See “Liquidity and Capital
Resources – Capital Expenditures”.
Employee related expenses
Employee related expenses are a significant component of our total fixed-line operating expenses.
Fixed-line employee expenses increased 12.3% from R6.5 billion in the 2006 financial year to
R7.3 billion in the 2007 financial year primarily due to increased salaries and wages and related benefits as a result of annual average salary increases of 7.0%, a 1.1% increase in the number of employees in our fixed-line business, excluding subsidiaries, and increased payments to part time staff and contractors to meet customer centricity objectives and the deployment of next generation network objectives. The number of Telkom employees declined by approximately 31,236 positions from March 31, 1997 through March 31, 2006 and increased by 289 positions in the year ended
March 31, 2007. At March 31, 2007, we had 25,864 Telkom employees. We spent R24 million,
R88 million and R961 million in the years ended March 31, 2007, 2006 and 2005, respectively, on a workforce reduction program. In October 2002, Telkom and its recognized trade unions agreed to embark on a process of implementing alternative strategies and approaches to avoid and minimize job losses and to create new career opportunities for Telkom employees. Telkom had placed a moratorium on employee reductions until March 31, 2007. We will evaluate future workforce reductions based on business and operational requirements, however, we currently expect that the number of employees may increase in the future, which may result in increased employee expenses. During the 2007 financial year, Telkom entered into a three-year long-term agreement on wages and benefits with the recognized unions.

Results of operations
Our operating structure comprises two segments, fixed-line and mobile. Our fixed-line segment provides fixed-line voice and data communications services through Telkom; directory services through our 64.9% owned subsidiary, TDS Directory Operations; wireless data services through our wholly-owned subsidiary, Swiftnet; and internet services outside South Africa through our newly acquired Africa Online subsidiary. Our mobile segment consists of our 50% interest in Vodacom.
We proportionately consolidate Vodacom’s results into the Telkom Group’s consolidated financial statements. This means that we include 50% of Vodacom’s results in each of the line items in the
Telkom Group’s consolidated financial statements and in the period-to-period discussion below. We fully consolidate our TDS Directory Operations, Swiftnet and Africa Online subsidiaries in the Telkom
Group’s consolidated financial statements.
Year ended March 31, 2007 compared to year ended March 31, 2006 and year ended
March 31, 2005
Consolidated results
The following table shows information related to our operating revenue, operating expenses, operating profit, profit for the year, profit margin, EBITDA and EBITDA margin for the periods indicated.
Telkom Group’s segmental results
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
%
ZAR
%
ZAR
%
% change
% change
(in millions, except percentages)
Operating revenue
43,160
100.0
47,625
100.00
51,619
100.0
10.3
8.4
Fixed-line
31,457
72.9
32,749
68.8
33,295
64.5
4.1
1.7
Mobile
13,657
31.6
17,021
35.7
20,573
39.9
24.6
20.9
Intercompany eliminations
(1,954)
(4.5)
(2,145)
(4.5)
(2,249)
(4.4)
9.8
4.8
Other income
(1)
280
100.0
480
100.0
384
100.0
71.4
(20.0)
Fixed-line
255
91.1
430
89.6
342
89.1
68.6
(20.5)
Mobile
34
12.1
50
10.4
42
10.9
47.1
(16.0)
Intercompany eliminations
(9)
(3.2)
–
–
–
–
–
–
Operating expenses
32,179
100.0
33,428
100.0
37,533
100.0
3.9
12.3
Fixed-line
23,691
73.6
22,937
68.6
24,597
65.5
(3.2)
7.2
Mobile
10,451
32.5
12,636
37.8
15,185
40.5
20.9
20.2
Intercompany eliminations
(1,963)
(6.1)
(2,145)
(6.4)
(2,249)
(6.0)
9.3
4.8
Operating profit
(2)
11,261
100.0
14,677
100.0
14,470
100.0
30.3
(1.4)
Fixed-line
8,021
71.2
10,242
69.8
9,040
62.5
27.7
(11.7)
Mobile
3,240
28.8
4,435
30.2
5,430
37.5
36.9
22.4
Operating profit margin (%)
26.1
30.8
28.0
18.0
(9.1)
Fixed-line
25.5
31.3
27.2
22.7
(13.1)
Mobile
23.7
26.1
26.4
10.1
1.1
Profit for the year
attributable to equity
holders of Telkom
6,752
100.0
9,189
100.0
8,646
100.0
36.0
(5.9)
Profit margin (%)
15.6
19.3
16.7
23.7
(13.5)
EBITDA
(2) (3)
17,549
100.0
20,553
100.0
19,785
100.0
17.1
(3.7)
Fixed-line
12,753
72.7
14,646
71.3
12,663
64.0
14.8
(13.5)
Mobile
4,796
27.3
5,907
28.7
7,122
36.0
23.2
20.6
EBITDA margin (%)
40.7
43.2
38.3
6.1
(11.3)
(1)
Other income includes profit on disposal of investments, property, plant and equipment and intangible assets.
(2)
Total operating profit and EBITDA and mobile operating profit and EBITDA include our 50% share of Vodacom’s impairment of R268 million in respect of assets in Mozambique in the 2005 financial year, a reversal of Vodacom’s impairment loss of R53 million in the 2006 financial year due to an increase in the fair value of the assets in Mozambique and an impairment loss of R23 million in the 2007 financial year in respect of the assets in Mozambique due to a decrease in the fair value of the assets.

(3)
Total EBITDA and mobile EBITDA represent profit for the year, which includes profit on sale of investments before taxation, finance charges, investment income and depreciation, amortization, impairments and Telkom’s write-offs. See footnote 8 in Item 3. “Key Information – Selected Historical Consolidated Financial and Other Data of the Telkom Group”
and footnote 5 in Item 3. “Key Information – Selected Historical Consolidated Financial and Other Data of Vodacom
Group” for a reconciliation of EBITDA of the Telkom Group and Vodacom, respectively, to net profit. Fixed-line EBITDA represents operating profit before depreciation, amortization, impairments and write-offs. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US
GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same. In addition, the calculation of EBITDA for the maintenance of our covenants contained in our TL20 bond is based on accounting policies in use, consistently applied, at the time the indebtedness was incurred. As a result, EBITDA for purposes of those covenants is not calculated in the same manner as it is calculated in the above table.
EBITDA can be reconciled to operating profit as follows:
Year ended March 31,
2005
2006
2007
ZAR
ZAR
ZAR
(in millions)
Fixed-line
EBITDA
12,753 14,646 12,663
Depreciation, amortization, impairments and write-offs (4,732) (4,404) (3,623)
Operating profit 8,021 10,242 9,040
Mobile
EBITDA
4,796 5,907 7,122
Depreciation, amortization and impairments (1,556) (1,472) (1,692)
Operating profit 3,240 4,435 5,430
Operating revenue
Operating revenue increased in the years ended March 31, 2007 and 2006 due to increased operating revenue in both our mobile and fixed-line segments. Vodacom’s operating revenue increased in the 2007 financial year primarily due to increased data, interconnection and equipment sales revenue as a result of strong customer growth. Vodacom’s operating revenue increased in the
2006 financial year primarily due to strong customer growth and a continued improvement in market share as well as increased data revenues and equipment sales. The increase in fixed-line operating revenue in the 2007 financial year was primarily due to continued growth in data revenue and higher subscriptions and connections revenue partially offset by lower average traffic tariffs, lower local and long distance traffic and lower interconnection revenue. The increase in fixed-line operating revenue in the 2006 financial year was primarily due to continued growth in data revenue, higher subscriptions and connections revenue, higher fixed-to-mobile traffic revenue and higher interconnection revenue, partially offset by lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic. Fixed-line operating revenue accounted for 64.5%, 68.8% and 72.9% of our consolidated operating revenue before intercompany eliminations in the years ended March 31, 2007,
2006 and 2005, respectively.
Other income
Other income includes profit on the disposal of investments, property, plant and equipment and intangible assets. The decrease in fixed-line other income in the 2007 financial year was primarily due to lower sales of assets and properties as well as a decrease in profit on disposal of investments, which resulted from the reclassification of assets held by the Cell captive to an annuity policy that qualifies as a plan asset. The profits and losses that would have previously been included in other income are now treated as movements in the plan assets funding the post retirement medical aid obligation. The increase in fixed-line other income in the 2006 financial year was primarily due to the realization of profits on the sale of investments held by our consolidated special purpose entity used to fund post retirement medical benefit obligations.

Operating expenses
Operating expenses increased in the year ended March 31, 2007 as a result of increased operating expenses in both our mobile and fixed-line segments. Operating expenses increased in the year ended March 31, 2006 as a result of increased operating expenses in our mobile segment, partially offset by decreased operating expenses in our fixed-line segment. The increase in mobile operating expenses in the 2007 financial year was primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom’s South African and other
African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, increased depreciation, amortization and impairment, higher employee costs as a result of increased headcount, average 7.5% annual salary increases, an increase in the provision for bonus schemes and an increase in the provision for long term incentives for executives and increased operating leases. The increase in mobile operating expenses in the 2006 financial year was primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom’s South African and African operations and increased competition and as a result of increased cost of equipment for increased handset sales and maintenance of the GSM infrastructure and billing systems, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, higher employee costs as a result of increased headcount, average 6% annual salary increases, the inclusion of a provision for long-term incentives for executives and an increase in the provision for bonus schemes due to increased profits, increased operating leases and increased services rendered, partially offset by decreased depreciation, amortization and impairments.
The increase in fixed-line operating expenses in the 2007 financial year was primarily attributable to increased selling, general and administrative expenses, employee expenses, payments to other operators, and services rendered, partially offset by lower depreciation, amortization, impairments and write-offs as a result of an increase in the useful lives of certain assets. Selling, general and administrative expenses increased primarily as a result of the provision raised for possible liabilities in the Telcordia dispute, higher materials and maintenance expenses, increased marketing and sponsorships, and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses, partially offset by a provision for VAT that was reversed due to a revenue ruling from SARS. Employee expenses increased due to higher salaries and wages as a result of average annual salary increases of 7.0%
and related benefits, an increase in the number of employees and increased payments to part time employees and contractors. Payments to other network operators increased primarily due to higher call volumes from our fixed-line network to the mobile networks and higher payments to international network operators as a result of higher international outgoing volumes and a weaker exchange rate.
Services rendered increase in the year ended March 31, 2007 primarily due to increased payments to consultants to explore local and international investment opportunities, customer centricity and higher security and property management costs at TFMC. The decrease in fixed-line operating expenses in the 2006 financial year was primarily attributable to lower employee expenses and reduced depreciation, amortization, impairments and write-offs, partially offset by higher payments to other network operators, services rendered, selling, general and administrative expenses and operating leases. Employee expenses decreased primarily due to reduced workforce reduction expenses, lower headcount and increased employee related expenses capitalized, partially offset by salary increases and related benefits. Depreciation, amortization, impairments and write-offs decreased primarily as a result of an increase in the useful lives of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment. Payments to other network operators increased primarily due to higher call volumes from our fixed-line network to the mobile networks and increased international outgoing traffic arising from our reduced tariffs. Services rendered increased primarily due to increased property management expenses at TFMC and increased payments to consultants, partially offset by the non-recurrence of fees paid to Thintana

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
Operating profit
Operating profit decreased in the 2007 financial year due to decreased fixed-line operating profit as a result of higher operating expenditure, partially offset by increased mobile operating profit.
Operating profit increased in the 2006 financial year due to increased fixed-line operating profit as a result of higher revenue and a decline in operating expenses and increased mobile operating profit primarily as a result of increased mobile operating revenue due to customer growth, partially offset by increased operating expenses. As a result, the fixed-line operating profit margin increased from 25.5%
in the 2005 financial year to 31.3% in the 2006 financial year and decreased to 27.2% in the 2007 financial year and the mobile operating profit margin increased from 23.7% in the 2005 financial year to 26.1% in the 2006 financial year and 26.4% in the 2007 financial year.
Investment income
Investment income consists of interest received on short term investments and bank accounts and income received from our investments. Investment income decreased 40.8% to R235 million in the
2007 financial year and increased 13.4% to R397 million in the 2006 financial year from R350 million in the 2005 financial year. The decrease in the 2007 financial year was primarily due to lower interest received as a result of lower cash balances available for short term investments and increased taxation payments.
Finance charges
Finance charges include interest paid on local and foreign borrowings, amortized discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses.
The following table sets forth information related to our finance charges for the periods indicated.
Finance charges
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Interest expense
1,686
1,346
1,327
(20.2)
(1.4)
Local loans 1,515 1,506 1,488 (0.6) (1.2)
Foreign loans 281 9 - (96.8) -
Finance charges capitalized (110) (169) (161) (53.6) (4.7)
Net fair value and exchange (gains) losses on
financial Instruments
8
(123)
(202)
n/a
(64.2)
Fair value (gains) on derivative instruments (103) (170) (448) (65.0) 163.5
Foreign exchange losses 111 47 246 (57.7) 423.4
Total finance charges
1,694
1,223
1,125
(27.8)
(8.0)
During the year ended March 31, 2007, finance charges decreased due to a slightly reduced interest expense resulting from lower interest bearing debt levels, and an increase in the net fair value and exchange gains due to currency movements and fair value adjustments of our consolidated special purpose entity used to fund Telkom’s post retirement medical benefit obligation. Finance charges decreased in the year ended March 31, 2006 due to reduced interest expense as a result of lower interest bearing debt levels. In the 2006 financial year, the foreign exchange and fair value gain was R123 million primarily due to currency movements and unrealized gains relating to investments by our consolidated special purpose entity used to fund post retirement medical benefit obligations.
Taxation
Our consolidated tax expense increased 4.6% to R4,731 million in the year ended March 31, 2007 and 46.8% to R4,523 million in the year ended March 31, 2006 from R3,082 million in the year ended
March 31, 2005. The increase in the 2007 financial year was mainly due to the higher capital gains tax liability created and higher non-deductable expenses in Telkom company and Vodacom. The increase in the 2006 financial year was primarily due to the increase in our pre-tax income.
The following table sets forth information related to our effective tax rate for the Telkom Group,
Telkom Company and Vodacom for the periods indicated:
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
(percentages)
Effective tax rate
Telkom Group
31.1 32.7 34.9 5.1 6.7
Telkom Company 20.6 25.0 24.3 21.4 (2.8)
Vodacom 40.2 37.5 36.9 (6.7) (1.6)
The increase in the Telkom Group effective tax rate in the 2007 financial year was mainly due to higher capital gains tax and higher non-deductable expenses in Telkom company and Vodacom.
The lower effective tax rate for Telkom Company in the year ended March 31, 2007 was primarily due to higher exempt income resulting mainly from dividends received primarily from Vodacom partially offset by higher non-deductable expenses relating to the Telcordia dispute. The increase in the effective tax rate for the Telkom Group and Telkom company in the 2006 financial year was mainly due to secondary tax on companies payable in respect of dividends paid by Telkom Company, partially offset by the lower effective tax rate of Vodacom. The lower effective tax rate for Vodacom in the 2007 financial year was mainly due to the utilization of the Vodacom Congo’s capital expenditure allowances. The lower effective tax rate for Vodacom in the 2006 financial year was mainly attributable to the decrease in the South African statutory tax rate from 30% to 29%, effective April 1,
2005.
Minority interests
Minority interests in the income of subsidiaries increased 46.0% to R203 million in the year ended
March 31, 2007 primarily due to the increase in profits generated by Smartphone, Vodacom Tanzania and Cointel partially offset by the purchase of additional equity interests in Smartphone and Cointel.
Minority interests in the income of subsidiaries increased 67.5% to R139 million in the year ended
March 31, 2006 primarily due to an increase in profits at Vodacom Tanzania, the allocation of a
R35 million VAT refund to minority interests of Smartphone as required by the purchase agreement, an increase in profits at Smartphone, profits of Cointel as well as a 17.0% increase in the profits at our TDS Directory Operations subsidiary.
Profit for the year attributable to equity holders of Telkom
Profit for the year attributable to equity holders of Telkom decreased in the 2007 financial year primarily due to decreased operating profit in our fixed-line segment, partially offset by increased operating profit in our mobile segment. Lower investment income and higher taxation was partially offset by an increase in net fair value and exchange gains. Profit for the year attributable to equity holders of Telkom increased in the 2006 financial year primarily due to increased operating profit in our fixed-line segment as well as in our mobile segment. The increases were bolstered by lower interest expense and lower net fair value and exchange losses on financial instruments in those years and, to a lesser extent, increased investment income, partially offset by increased taxes.

Fixed-line segment
The following is a discussion of the results of operations from our fixed-line segment before eliminations of intercompany transactions with Vodacom. Our fixed-line segment is our largest segment based on revenue and profit contribution.
Fixed-line operating revenue
Our fixed-line operating revenue is derived principally from fixed-line subscriptions and connections; traffic, which comprises local and long-distance traffic, fixed-to-mobile traffic, international outgoing traffic and international voice over internet protocol services; and interconnection, which comprise terminating and hubbing traffic. We also derive fixed-line operating revenue from our data business, which includes data transmission services, managed data networking services and internet access and related information technology services, our wireless data services business, our directory business and our newly acquired internet services business outside South Africa.
The following table shows operating revenue for our fixed-line segment broken down by major revenue streams and as a percentage of total revenue for our fixed-line segment and the percentage change by major revenue stream for the periods indicated.
Fixed-line operating revenue
Year ended March 31,
2005
2006
2007
2006
2007/
2005
2006
ZAR
%
ZAR
%
ZAR
%
% change % change
(in millions, except percentages)
Subscriptions and connections
5,385
17.1
5,803
17.7
6,286
18.9
7.8
8.3
Traffic
17,760
56.5 17,563
53.6 16,738
50.3
(1.1)
(4.7)
Local
5,746
18.3
5,753
17.6
5,382
16.2
0.1
(6.4)
Long-distance
3,577
11.4
3,162
9.7
2,722
8.2
(11.6)
(13.9)
Fixed-to-mobile
7,302
23.2
7,647
23.3
7,646
23.0
4.7
–
International outgoing
1,135
3.6
1,001
3.0
988
2.9
(11.8)
(1.3)
Interconnection
1,546
4.9
1,654
5.1
1,638
4.9
7.0
(1.0)
Data
5,784
18.4
6,649
20.3
7,484
22.5
15.0
12.6
Directories and other services
982
3.1
1,080
3.3
1,149
3.4
10.0
6.4
Fixed-line operating revenue .
31,457
100.0   32,749
100.0  33,295
100.0
4.1
1.7
Fixed-line operating revenue increased in the 2007 financial year, primarily due to continued
growth in data services and higher subscriptions and connections revenue, partially offset by lower average traffic tariffs, lower local and long distance traffic and lower interconnection revenue.
Fixed-line operating revenue increased in the 2006 financial year primarily due to continued growth in data revenue, higher subscriptions and connections revenue, higher fixed-to-mobile traffic revenue and higher interconnection revenue, partially offset by lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic.
Fixed-line operating revenue was adversely impacted in both the 2007 and 2006 financial years due to a decrease in the number of residential postpaid PSTN lines primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections, and a decrease in the number of prepaid PSTN lines as a result of customer migration to mobile services and our residential postpaid PSTN services and was positively impacted by our increase in ISDN channels, ADSL services and business postpaid PSTN lines. In addition, traffic was adversely affected in both years by the increasing substitution of calls placed using mobile services rather than our fixed-
line service and dial-up traffic being substituted by our ADSL service, as well as the decrease in the number of prepaid and residential postpaid PSTN lines and increased competition in our payphones business. As a result, traffic declined 6.3% and 2.9% in the 2007 and 2006 financial years. Revenue per fixed access line decreased 0.5% to R5,275 in the 2007 financial year from R5,304 in the 2006 financial year primarily due to the decline in traffic tariffs, lower local and long distance traffic volumes and lower interconnection revenues, partially offset by higher subscriptions and connection tariffs.
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
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
Total subscriptions and connections revenue
(ZAR millions, except percentages)
5,385
5,803
6,286
7.8
8.3
Total subscription access lines (thousands,
except percentages)
(1)
4,567
4,551
4,490
(0.4)
(1.3)
Postpaid
PSTN
(2)
3,006 2,996 2,971 (0.3) (0.8)
ISDN channels 664 693 718 4.4 3.6
Prepaid PSTN 887 854 795 (3.7) (6.9)
Private payphones 10 8 6 (20.0) (25.0)
(1)
Total subscription access lines are comprised of PSTN lines, including ISDN lines and private payphones, but excluding internal lines in service and public payphones. Each analog PSTN line includes one access channel, each basic rate
ISDN line includes two access channels and each primary rate ISDN line includes 30 access channels.
(2)
Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.
Revenue from subscriptions and connections increased in the years ended March 31, 2007 and
2006 mainly due to increased tariffs as well as an increase in the number of ISDN and business postpaid PSTN lines, partially offset by lower residential postpaid PSTN lines and prepaid PSTN lines.
The average monthly prices for subscriptions increased by 6.3% on January 1, 2005, 6.0% on
September 1, 2005 and 8.3% on August 1, 2006. In the 2007 financial year, revenue from the sale of customer premises equipment increased as a result of the reclassification of the related leases previously accounted for as operating leases to finance leases, resulting in the recognition of income from the lease of customer premises equipment at the time of sale as opposed to over the life of the contract. In addition, increased revenue was received from voice enhanced services, mainly as a result of increased penetration. Revenue from the rental of customer premises equipment and voice enhanced services increased in the 2006 financial year as a result of tariff increases and an increase in the penetration of voice enhanced services.
The decrease in the number of residential postpaid PSTN lines in service in both the 2007 and
2006 financial years was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections. The increase in the number of postpaid ISDN channels was driven by increased demand for higher bandwidth and functionality. The decrease in prepaid PSTN lines in both the 2007 and 2006 financial years was primarily due to continued

migration to mobile services and our residential postpaid PSTN services. In addition, we relaxed our credit policies which led to fewer migrations of our postpaid customers to prepaid service in the 2007 and 2006 financial years.
For a discussion of our connection and rental fees, see Item 4. “Information on the Company –
Business Overview – Fixed-line communications – Fees and tariffs – Subscription and connection tariffs” and for a discussion of the number of customers during the periods, see Item 4. “Information on the Company – Business Overview – Fixed-line communications – Products and services”.
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
The following table sets forth information related to our fixed-line traffic revenue for the periods indicated.
Fixed-line traffic revenue
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
Local traffic (ZAR millions, except
percentages)
5,746
5,753
5,382
0.1
(6.4)
Local traffic (millions of minutes, except
percentages)
(1)
19,314 18,253 16,655 (5.5) (8.6)
Long distance traffic revenue (ZAR millions,
except percentages)
3,577
3,162
2,722
(11.6)
(13.9)
Long distance traffic (millions of minutes,
except percentages)
(1)
4,453 4,446 4,250 (0.2) (4.4)
Fixed-to-mobile traffic revenue (ZAR millions,
except percentages)
7,302
7,647
7,646
4.7
–
Fixed-to-mobile traffic (millions of minutes,
except percentages)
(1)
3,911 4,064 4,103 3.9 1.0
International outgoing traffic revenue
(ZAR millions, except percentages)
1,135
1,001
988
(11.8)
(1.3)
International outgoing traffic (millions of
minutes, except percentages)
(1)
415 515 558 24.1 8.3
International voice over internet protocol
(millions of minutes, except percentages)
(2)
89 83 38 (6.7) (54.2)
Total traffic revenue (ZAR millions,
except percentages)
1
7,760
17,563
16,738
(1.1)
(4.7)
Total traffic (millions of minutes, except
percentages)
(1)
28,182 27,361 25,604 (2.9) (6.4)
Average total monthly traffic minutes per average
Monthly access line (minutes)
(3)
496 482 456 (2.8) (5.4)
(1)
Traffic, other than international voice over internet protocol traffic, is calculated by dividing total traffic revenue by the weighted average tariff during the relevant period. Traffic includes dial up internet traffic.
(2)
International voice over internet protocol traffic is based on the traffic reflected in invoices.
(3)
Average monthly traffic minutes per average monthly access line are calculated by dividing the total traffic by the cumulative number of monthly access lines in the period.
Traffic revenue declined in the 2007 financial year primarily due to lower average traffic tariffs and lower local and long distance traffic partially offset by increased international outgoing and fixed-to-

mobile traffic. Traffic revenue declined in the 2006 financial year primarily due to a decline in lower average long distance and international outgoing traffic tariffs and lower local and long distance traffic, partially offset by increased local traffic tariffs, fixed-to-mobile traffic revenue and international outgoing traffic.
ICASA approved a 0.2% increase in the overall tariffs for services in the basket for which there is a price cap effective January 1, 2005, a 3.0% reduction in the overall tariffs for services in the basket effective September 1, 2005 and a 2.1% reduction in the overall tariffs for services in the basket effective August 1, 2006. Traffic was adversely affected in both the 2007 and 2006 financial years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dialup traffic being substituted by our ADSL service, as well as the decrease in the number of prepaid and residential postpaid PSTN lines and increased competition in our payphone business.
For a discussion of our traffic tariffs, see Item 4. “Information on the Company – Business
Overview – Fixed-line communications – Fees and tariffs – Traffic tariffs” and for a discussion of our traffic during the periods discussed, see Item 4. “Information on the Company – Business Overview –
Fixed-line communications – Products and Services – Traffic.”
Local traffic revenue decreased in the 2007 financial year due to lower traffic resulting primarily from internet call usage being substituted by our ADSL service and the substitution of calls placed using mobile services. Local traffic revenue was flat in the 2006 financial year. Increased revenue attributable to increased average local traffic tariffs was partially offset by lower traffic resulting primarily from internet call usage being substituted by our ADSL service and the substitution of calls placed using mobile services. We increased penetration of discount and calling plans to stimulate usage in the 2007 and 2006 financial years and to counteract mobile substitution, which effectively lowers the cost to the customer. The price of local peak calls increased by 5.3% to 40 SA Cents per minute (VAT inclusive) on January 1, 2005. On September 1, 2005, we decreased the price of local peak calls after the first unit by 5.0% to 38 SA Cents per minute (VAT inclusive). This price was unchanged on August 1, 2006.
Long distance traffic revenue decreased in the 2007 financial year mainly due to a decrease in average long distance tariffs, which was partially offset by increased long distance traffic. Long distance traffic revenue decreased in the 2007 and 2006 financial years mainly due to a decrease in average long distance tariffs and lower long distance traffic. We decreased our fixed-line long distance traffic tariffs by 10% on January 1, 2005, a further 10% on September 1, 2005, and a further 10% on
August 1, 2006.
Revenue from fixed-to-mobile traffic consists of revenue from calls made by our fixed-line customers to the three mobile networks in South Africa and is primarily a function of fixed-to-mobile tariffs and the number, the duration and the time of calls. Fixed-to-mobile traffic revenue was flat in the
2007 financial year. Increased fixed-to-mobile traffic was partially offset by higher discounts offered to customers in order to retain traffic on our network. Fixed-to-mobile traffic revenue increased in the
2006 financial year primarily due to increased traffic as well as a marginal increase in average tariffs, partially offset by higher discounts offered to customers in order to retain traffic on our network. The increase in fixed-to-mobile traffic in the 2007 and 2006 financial years was primarily due to our
CellSaver product, which offers discounts to larger customers on fixed-to-mobile calls.
Revenue from international outgoing traffic consists of revenue from calls made by our fixed-line customers to international destinations and from international voice over internet protocol services and is a function of tariffs and the number, duration and mix of calls to destinations outside South Africa. In the 2007 and 2006 financial years, international outgoing traffic revenue declined primarily as a result of a decrease in the average international outgoing tariffs, partially offset by a significant increase in international outgoing traffic primarily as a result of the reduced tariffs. The average tariffs to all international destinations decreased by 28% on January 1, 2005 with rates of R1.70 per minute (VAT inclusive) for major destinations like the United States, United Kingdom and Australia. The average tariffs to all international destinations decreased by 11.1% on August 1, 2006.
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
Interconnection revenue
Year ended March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
Interconnection revenue (ZAR millions,
except percentages)
1,546
1,654
1,638
7.0
(1.0)
Domestic mobile interconnections
Interconnection revenue from domestic mobile
operators (ZAR millions, except percentages)
748
760
815
1.6
7.2
Domestic mobile interconnection traffic
(millions of minutes, except percentages)
(1)
2,206 2,299 2,419 4.2 5.2
International interconnection
Interconnection revenue from international
operators (ZAR millions, except percentages)
798
894
823
12.0
(7.9)
International interconnection traffic (millions of
minutes, except percentages)
(2)
1,318 1,355 1,321 2.8 (2.5)
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
Interconnection revenue from domestic mobile operators includes revenue for call termination and international outgoing calls from domestic mobile networks, as well as access to other services, such as emergency services and directory enquiry services. Interconnection revenue from domestic mobile operators increased in the 2007 and 2006 financial years mainly due to increased traffic from domestic mobile operators and average tariff increases for call termination, partially offset by lower average tariffs on mobile international outgoing calls. Domestic mobile interconnection traffic increased in the years ended March 31, 2007 and 2006 primarily due to an overall increase in mobile calls as a result of a growing mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.
Interconnection revenue from domestic mobile operators includes fees paid to our fixed-line business by Vodacom of R468 million in the year ended March 31, 2007, R464 million in the year ended March 31, 2006 and R465 million in the year ended March 31, 2005. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group’s revenue on consolidation. We expect interconnection revenue to increase as a result of the entrance of Neotel in the future and the further liberalization of the South African telecommunications industry, which may partially mitigate declines in revenue in other areas.

Interconnection revenue from international operators includes amounts paid by foreign operators for the use of our network to terminate calls made by customers of such operators and payments from foreign operators for interconnection hubbing traffic through our network to other foreign networks.
Interconnection revenue from international operators decreased in the year ended
March 31, 2007 primarily due to decreased settlement rates and volume discounts and decreased switched hubbing traffic volumes, partially offset by increased international termination tariffs and the weakening of the Rand against the SDR, the notional currency in which international rates are determined. Interconnection revenue from international operators increased in the year ended
March 31, 2006 primarily due to an increase in international interconnection traffic terminating on our network and the recognition of disputed international interconnection terminating traffic revenue from the 2005 financial year following the resolution of a dispute in the 2006 financial year. However, the traffic minutes relating to the disputed traffic revenue were not transferred from the 2005 financial year to the 2006 financial year. These increases were partially offset by lower international interconnection settlement rates and a decrease in the Rand value of international settlement rates due to the strengthening of the Rand against the SDR, volume discounts and a settlement preventing an illegal operator from carrying international incoming traffic.
Data. Data services comprise data transmission services, including leased lines and packet based services, managed data networking services and internet access and related information technology services. In addition, data services include revenue from ADSL. Revenue from data services is mainly a function of the number of subscriptions, tariffs, bandwidth and distance. The following table sets forth information related to revenue from data services for the periods indicated.
Data services revenue
Year ended March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
Data services revenue (ZAR millions, except
percentages)
5,784
6,649
7,484
15.0
12.6
Leased lines and other data revenue
(1)
4,748 5,282 5,820 11.2 10.2
Leased line facilities revenues from mobile operators 1,036 1,367 1,664 31.9 21.7
Number of managed network sites (at period end)
11,961
16,887
21,879
41.2
29.6
Internet dial-up subscribers (at period end)                  202,410   228,930    210,453
13.1
(8.1)
Internet ADSL subscribers (at period end)
22,870
53,997
92,140
136.1
70.6
Internet satellite subscribers (at period end)
1,427
1,981
2,420
38.9
22.2
Total ADSL subscribers (at period end)
(2)
58,278    143,509    255,633
146.2
78.1
(1)
Leased lines and other data revenue includes all data services revenue other than leased line facilities revenue from mobile operators.
(2)
Excludes Telkom internal ADSL services of 523, 249 and 254 as of March 31, 2007, 2006 and 2005, respectively.
Our data services revenue increased in both the 2007 and 2006 financial years primarily due to increased revenue from data connectivity service, including ADSL connectivity and SAIX, internet access, and managed data networks, including VPN Supreme and increased revenue from leased line facilities from mobile operators. These increases were partially offset by decreased tariffs for leased line facilities to mobile operators and data connectivity services. Revenue from leased line facilities from mobile operators increased in the years ended March 31, 2007 and 2006 primarily due to the roll-out of third generation and universal mobile telecommunications system products by the mobile operators.
Operating revenue from our data services included R907 million, R845 million and R562 million in revenue received by our fixed-line business from Vodacom in the years ended March 31, 2007, 2006 and 2005, respectively. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group’s revenue on consolidation.

For a discussion of our data services, see Item 4. “Information on the Company – Business
Overview – Fixed-line communications – Products and services – Data communications services”.
Directories and other services. Revenue from directories and other services consists primarily of advertising revenue from our subsidiary, TDS Directory Operations, and, to a substantially lesser degree, wireless data services revenue from our subsidiary, Swiftnet, and other miscellaneous revenue, including revenue from internet services outside South Africa from our newly acquired Africa
Online subsidiary and from the sale of materials. Revenue from directories and other services increased in the years ended March 31, 2007 and 2006 primarily due to increases in directory services revenue from TDS Directory Operations as a result of annual tariff increases, increased marketing and online efforts resulting in increased spending on advertising by existing customers and additional advertising revenue from new customers.
Fixed-line operating expenses
The following table shows the operating expenses of our fixed-line segment broken down by expense category as a percentage of total revenue and the percentage change by operating expense category for the periods indicated.
Fixed-line operating expenses
Year ended March 31,
2005
2006
2007
% of
% of
% of
2006/2005 2007/2006
ZAR
revenue
ZAR
revenue
ZAR
revenue
% change % change
(in millions, except percentages)
Employee expenses
(1)
7,285 23.2 6,470 19.8 7,268 21.8 (11.2) 12.3
Payments to other network
operators 5,896 18.7 6,150 18.8 6,463 19.4 4.3 5.1
Selling, general and
administrative expenses
(2)
3,046 9.7 3,086 9.4 4,244 12.7 1.3 37.5
Services rendered 1,976 6.3 2,050 6.3 2,212 6.6 3.7 7.9
Operating leases 756 2.4 777 2.4 787 2.4 2.8 1.3
Depreciation, amortization,
impairments and write-offs. 4,732 15.0 4,404 13.4 3,623 10.9 (6.9) (17.7)
Fixed-line operating
expenses
23,691
75.3
22,937
70.0
24,597
73.8
(3.2)
7.2
(1)
Employee expenses include workforce reduction expenses of R24 million, R88 million and R961 million in the years ended March 31, 2007, 2006 and 2005, respectively.
(2)
In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom’s arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed. In the year ended March 31, 2007 we recorded a provision of R527 million for probable liabilities related to
Telkom’s arbitration with Telcordia, excluding legal fees, of which R510 million is included in selling, general and administrative expenses and R11 million for interest and R6 million for foreign exchange rate effect is included in finance charges.
Fixed-line operating expenses increased in the 2007 financial year primarily due to increased selling, general and administrative expenses, employee expenses, payments to other operators and services rendered, partially offset by lower depreciation, amortization, impairments and write-offs.
Selling, general and administrative expenses increased primarily as a result of the provision raised for probable liabilities in the Telcordia dispute, higher materials and maintenance expenses, increased marketing and sponsorships and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses.

Employee expenses increased in the year ended March 31, 2007 primarily due to higher salaries and wages as a result of average annual salary increases of 7.0% and related benefits, a 2.5%
increase in the number of fixed-line employees and increased payments to part time employees and contractors. Payments to other network operators increased in the 2007 financial year primarily due to higher call volumes from our fixed-line network to the mobile networks and higher payments to international network operators as a result of higher international outgoing volumes and a weaker exchange rate. Services rendered increased in the year ended March 31, 2007 primarily due to increased payments to consultants to explore local and international investment opportunities, customer centricity and higher security costs and property management costs at TFMC.
Fixed-line operating expenses decreased in the 2006 financial year primarily due to lower employee expenses and reduced depreciation, amortization, impairments and write-offs, partially offset by higher payments to other network operators, services rendered, selling, general and administrative expenses and operating leases. Employee expenses decreased primarily due to reduced workforce reduction expenses, lower headcount and increased employee related expenses capitalized, partially offset by salary increases and related benefits. Depreciation, amortization, impairments and write-offs decreased primarily as a result of an increase in the useful lives of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment. Payments to other network operators increased primarily due to higher call volumes from our fixed-line network to the mobile networks and increased international outgoing traffic arising from our reduced tariffs. Services rendered increased primarily due to increased property management expenses at TFMC and increased payments to consultants, partially offset by the non-
recurrence of fees paid to Thintana Communications. Selling, general and administrative expenses increased primarily due to increased other expenses resulting from higher costs of sales and higher marketing costs, partially offset by lower materials and maintenance expenses and, to a lesser extent, reduced bad debts. Operating leases increased primarily due to the impact of the straightlining of lease payments, an increase in vehicle operating costs and higher building lease costs following new lease agreements, partially offset by a reduction in the number of vehicles in our fleet.
Employee expenses. Employee expenses consist mainly of salaries and wages for employees, including bonuses and other incentives, benefits and workforce reduction expenses.
The following table sets forth information related to our employee expenses for the periods indicated.
Fixed-line employee expenses
Year ended March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
(ZAR millions, except percentages and number of employees)
Salaries and wages
(1)
4,785 4,592 5,225 (4.0) 13.8
Benefits
(1)
2,110 2,410 2,715 14.2 12.7
Workforce reduction expenses 961 88 24 (90.8) (72.7)
Employee related expenses capitalized (571) (620) (696) 8.6 12.3
Employee expenses
7,285
6,470
7,268
(11.2)
12.3
Number of full-time, fixed-line employees
(at period end)
(1)
29,544
26,156
26,797
(11.5)
2.5
(1)
Includes expenses and number of employees of our TDS Directory Operations and Swiftnet subsidiaries. The 2007 financial year also includes 308 employees from our Africa Online subsidiary acquired on February 27, 2007.

Employee expenses increased in the year ended March 31, 2007 primarily due to higher salaries and wages as a result of average annual salary increases of 7.0% and related benefits, a 1.1%
increase in the number of fixed-line employees, excluding subsidiaries, and increased payments to part time employees and contractors. Employee expenses decreased in the year ended March 31,
2006 primarily due to reduced workforce reduction expenses, lower headcount and increased employee related expenses capitalized, partially offset by salary increases and related benefits, including increased performance incentives for the Telkom conditional share plan, and a change in the actuarial valuation of medical benefits.
Salaries and wages increased in the year ended March 31, 2007 primarily due to average annual salary increases of 7.0% and a 1.1% increase in the number of fixed-line employees, excluding subsidiaries, and increased payments to part time employees and contractors to meet customer centricity objectives and the deployments of next generation network objectives. Salaries and wages decreased in the year ended March 31, 2006 primarily due to a 11.5% reduction in the number of employees resulting from our workforce reduction program, partially offset by a 7% increase in base salaries and wages in line with collective bargaining agreements and an average 6% increase in salaries and wages for management employees.
Benefits include allowances, such as bonuses, company contributions to medical aid, pension and retirement funds, leave provisions, workmen’s compensation and levies payable for skills development. Benefits increased in the 2007 financial year due to increases in salaries and wages, higher pension fund contributions resulting from the movement of employees from the pension fund to the retirement fund and the funding of the related deficit, increased post-retirement telephone benefits, increased sales commissions, increased training and increased critical skills retention. Benefits increased in the 2006 financial year due to increased performance incentives for the Telkom conditional share plan, a change in assumptions used to calculate the actuarial valuation of medical benefits and increases in related benefits associated with increased salaries and wages, partially offset by the reduced number of employees.
Workforce reduction expenses include the cost of voluntary early retirement, termination severance packages offered to employees and the cost of social plan expense to prepare affected employees for new careers outside Telkom. Workforce reduction expenses decreased substantially in the years ended March 31, 2007 and 2006 due to the moratorium on voluntary severance packages taken in the 2006 and 2007 financial years. Workforce reduction expenses in the 2007 financial year included social planning expenses as part of Telkom’s workforce reduction program. An additional
13 employees in the 2007 financial year and 245 employees in the 2006 financial year left Telkom as part of the conclusion of Telkom’s workforce reduction initiatives for the 2005 financial year, compared to 5,041 employees in the 2005 financial year and 1,633 employees in the 2004 financial year.
For additional information related to our fixed-line employee numbers, see Item 4. “Information on the
Company – Business Overview – Fixed-line communications – Employees”.
Employee related expenses capitalized include employee related expenses associated with construction and infrastructure development projects. Employee related expenses capitalized increased in the years ended March 31, 2007 and March 31, 2006 primarily due to increased capital expenditures on projects during the year and, in the 2006 financial year, to a lesser degree, the higher labor demand on many projects that are in the realization phase.
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

Fixed-line payments to other network operators
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Payments to mobile communications
network operators                                                                        5,059
5,231 5,435 3.4 3.9
Payments to international network operators 837 919 1,028 9.8 11.9
Payments to other network operators
5,896
6,150
6,463
4.3
5.1
Payments to other network operators increased in the 2007 and 2006 financial years primarily due to higher call volumes from our fixed-line network to the mobile networks, resulting from discounts offered on our CellSaver product, increased fixed-to-mobile calls by business customers due to growth in the mobile market and increased international outgoing traffic arising from our reduced average international tariffs and a weaker exchange rate in the 2007 financial year. Payments to other network operators include payments made by our fixed-line business to Vodacom, which were R2,954 million,
R2,855 million and R2,761 million in the years ended March 31, 2007, 2006 and 2005, respectively.
Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group’s expenses on consolidation.
Selling, general and administrative expenses. Selling, general and administrative expenses include materials and maintenance costs, marketing expenditures, bad debts, theft, losses and other expenses, including obsolete stock and cost of sales.
The following table sets forth information related to our fixed-line selling, general and administrative expenses for the periods indicated.
Fixed-line selling, general and administrative expenses
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Materials and maintenance 1,726 1,617 1,908 (6.3) 18.0
Marketing 360 413 642 14.7 55.4
Bad debts 196 187 141 (4.6) (24.6)
Other
(1)
764 869 1,553 13.7 78.7
Selling, general and administrative expenses
(1)
3,046
3,086
4,244
1.3
37.5
(1)
In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom’s arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed. In the year ended March 31, 2007 we recorded a provision of R527 million for probable liabilities related to
Telkom’s arbitration with Telcordia, excluding legal fees, of which R510 million is included in selling, general and administrative expenses and R11 million for interest and R6 million for foreign exchange rate effect is included in finance charges.
Selling, general and administrative expenses increased in the year ended March 31, 2007 primarily due to the provision raised for probable liabilities in the Telcordia dispute, higher materials and maintenance expenses, increased marketing and sponsorships and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses. Selling, general and administrative expenses increased in the year ended March 31, 2006 primarily due to increased other expenses resulting from higher costs of sales and higher marketing costs, partially offset by lower materials and maintenance expenses and, to a lesser extent, reduced bad debts.
Materials and maintenance expenses include stock write-offs, subcontractor payments and consumables required to maintain our network. Materials and maintenance expenses increased in the year ended March 31, 2007 primarily due to higher incidents of copper theft, increased operating maintenance projects and a higher number of maintenance contracts as result of new technology rollout. Materials and maintenance expenses decreased in the year ended March 31, 2006 primarily due to lower custom duties, reduced repairs and maintenance on data and processing equipment and savings on renegotiated maintenance contracts.
Marketing expenses increased in the years ended March 31, 2007 and March 31, 2006 primarily due to increased sponsorships, higher market research costs and increased advertising and media campaigns. We expect marketing expenses to continue to increase in the future in response to increased competition, including from Neotel, and the further liberalization of the South African communications industry generally, and the marketing of our packages.
Bad debt decreased in the years ended March 31, 2007 and March 31, 2006 resulting primarily from improved credit management and credit vetting policies, targeted line roll-out and an improved profiling of debtors. Bad debt as a percentage of revenue was 0.4%, 0.6% and 0.6% in the 2007,
2006 and 2005 financial years, respectively.
Other expenses include obsolete stock, cost of sales, subsistence and travel and an offset for bad debts recovered. Other expenses increased in the year ended March 31, 2007 primarily due to the provision raised for probable liabilities in the Telcordia dispute and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses. Other expenses increased in the year ended March 31, 2006 primarily due to higher cost of sales for PC bundles, managed data network sites, business solutions and PABX products, as well as increased theft.
Services rendered. Services rendered include payments in respect of the management of our properties, to TFMC, a facilities and property management company, consultants and security.
Consultants comprise fees paid to collection agents and to providers of other professional services, such as Thintana Communications through November 2004 and external auditors. Security refers to services to safeguard the network and contracts to ensure a safe work environment, such as guard services.
The following table sets forth information relating to services rendered expenses for the periods indicated.
Fixed-line services rendered
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Property management 1,068 1,107 1,142 3.7 3.2
Consultants, security and other 908 943 1,070 3.9 13.5
Services rendered
1,976
2,050
2,212
3.7
7.9
Property management increased in the years ended March 31, 2007 and March 31, 2006 primarily as a result of increased salary, wages, maintenance, rates and taxes at TFMC, which are passed through to us. Payments to consultants increased in the year ended March 31, 2007 primarily due to increased payments to consultants to explore local and international investment opportunities, customer centricity and higher security costs. Payments to consultants increased in the year ended
March 31, 2006 primarily due to regulatory and statutory compliance, collection agency commissions,

transport costs, HIV awareness costs and audit costs, partially offset by the non-recurrence of fees paid to Thintana Communications following the termination of the strategic services agreement in
November 2004 and reduced short term insurance costs.
Operating leases. Operating leases include payments in respect of equipment, buildings and vehicles. Operating leases was relatively flat in the year ended March 31, 2007. The marginal increase was primarily due to a slight increase in payments for the vehicle fleet due to inflation and interest rate increases that remained relatively flat at 9,694 vehicles at March 31, 2007 from
9,708 vehicles at March 31, 2006, partially offset by lower operating leases for buildings. Operating leases increased in the year ended March 31, 2006 primarily due to the impact of the straightlining of lease payments, an increase in vehicle operating costs and higher building lease costs following new lease agreements, partially offset by a reduction in the number of vehicles in our fleet from
10,458 vehicles as of March 31, 2005 to 9,708 vehicles as of March 31, 2006.
Depreciation, amortization, impairments and write-offs. Depreciation, amortization, impairments and write-offs decreased in the years ended March 31, 2007 and March 31, 2006 primarily as a result of an increase in the useful life of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment.
Mobile segment
Mobile is our fastest growing segment and encompasses all the operating activities of our 50%
joint venture investment in Vodacom, the largest mobile operator in South Africa with an approximate
58% market share as of March 31, 2007 based on total estimated customers in South Africa. In addition to its South African operations, Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique.
Vodacom’s operations outside of South Africa are at an earlier stage in their expansion and market penetration than its operations in South Africa. Customers in other African countries increased significantly over the past three financial years to approximately 7.1 million as of March 31, 2007 from approximately 4.4 million as of March 31, 2006 and approximately 2.6 million as of March 31, 2005.
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
Mobile operating revenue and profits
Year ended March 31,
2005
2006
2007
2006/2005 2007/2006
ZAR
%
ZAR
%
ZAR
%
% change % change
(in millions, except percentages)
Operating revenue
13,657     100.0
17,021     100.0
20,573    100.0
24.6
20.9
South Africa                                   12,520
91.7 15,535 91.3 18,504 89.9 24.1 19.1
Other African countries 1,137 8.3 1,486 8.7 2,069 10.1 30.7 39.2
Operating profit
(1)
3,240     100.0
4,435     100.0
5,430    100.0
36.9
22.4
South Africa
3,338     103.0
4,291 96.8 5,170 95.2 28.6 20.5
Other African countries (98) (3.0) 144 3.2 260 4.8 n/a 80.6
EBITDA
(1)(2)
4,796     100.0
5,907     100.0
7,122    100.0
23.2
20.6

(1)
Mobile operating profit and mobile EBITDA include our 50% share of Vodacom’s impairment of R268 million in respect of assets in Mozambique in the 2005 financial year, a reversal of Vodacom’s impairment loss of R53 million in the 2006 financial year due to an increase in the fair value of the assets in Mozambique and an impairment loss of R23 million in the 2007 financial year in respect of the assets in Mozambique due to a decrease in the fair value of the assets.
(2)
Our mobile EBITDA comprises our 50% share of Vodacom’s EBITDA, which represents mobile net profit before taxation, which includes profit on sale of investments, finance charges, investment income and depreciation, amortization and impairments. See footnote 4 in Item 3.
“Key Information – Selected Historical Consolidated Financial and Other Data of Vodacom” for a reconciliation of EBITDA of Vodacom to net profit. See footnote 2 in the table under “Operating and Financial Review and Prospects – Results of
Operations – Year ended March 31, 2006 compared to year ended March 31, 2005 and year ended March 31, 2004 –
Consolidated results” for a reconciliation of mobile EBITDA to operating profit. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.
Mobile operating revenue
Vodacom derives revenue from mobile services as well as other related or value added goods and services. Vodacom’s revenue is mainly in the form of airtime charges, primarily airtime payments from customers registered on Vodacom’s network; data products and services; interconnection revenue from other operators for the termination of calls on Vodacom’s network and national roaming revenue, revenue from equipment sales, including sales of handsets and accessories; and revenue from international services, including airtime charges for the use of Vodacom’s network through roaming of customers from other international networks and Vodacom customers who roam abroad.
The following table shows our 50% share of Vodacom’s revenue broken down by major revenue type and as a percentage of total operating revenue for our mobile segment and the percentage change by revenue type for the periods indicated.
Mobile operating revenue
Year ended March 31,
2005
2006
2007
2006/2005 2007/2006
ZAR
%
ZAR
%
ZAR
%
% change % change
(in millions, except percentages)
Airtime 8,096 59.3 10,043 59.0 11,854 57.6 24.0 18.0
Data 670 4.9 1,019 6.0 1,671 8.1 52.1 64.0
Interconnection 2,962 21.7 3,348 19.7 3,918 19.0 13.0 17.0
Equipment sales 1,344 9.8 1,993 11.7 2,350 11.4 48.3 17.9
International airtime 444 3.3 486 2.9 653 3.2 9.5 34.4
Other sales and services 141 1.0 132 0.7 127 0.7 (6.4) (3.8)
Mobile operating revenue
13,657     100.0
17,021     100.0
20,573    100.0
24.6
20.9
The following table sets forth non-financial operational data of Vodacom for the periods indicated.
The amounts stated for customers and traffic minutes reflect 100% of Vodacom’s customers and traffic minutes.

Year ended March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
South Africa
Customers (thousands) (at period end)
(1)
12,838
19,162
23,004
49.3
20.1
Contract 1,872 2,362 3,013 26.2 27.6
Prepaid 10,941 16,770 19,896 53.3 18.6
Community services 25 30 95 20.0 216.7
Total inactive mobile customers (%)
(at period end)
(2)
7.9 8.7 10.7 10.1 23.0
Contract 1.5 2.4 3.1 60.0 29.2
Prepaid 9.0 9.6 11.8 6.7 22.9
Traffic minutes (millions of minutes)
(3)
14,218
17,066
20,383
20.0
19.4
Outgoing 9,231 11,354 13,638 23.0 20.1
Incoming (Interconnection) 4,987 5,712 6,745 14.5 18.1
Average MOU (minutes)
(4)
84
74
69
(11.9)
(6.8)
Contract 226 206 188 (8.8) (8.7)
Prepaid 52 49 47 (5.8) (4.1)
Community services 3,185 2,327 1,151 (26.9) (50.5)
ARPU (ZAR)
(5)
163
139
125
(14.7)
(10.1)
Contract 624 572 517 (8.3) (9.6)
Prepaid 78 69 63 (11.5) (8.7)
Community services 2,321 1,796 902 (22.6) (49.8)
Churn (%)
(6)
27.1
17.7
33.8
(34.7)
91.0
Contract 9.1 10.0 9.7 9.9 (3.0)
Prepaid 30.3 18.8 37.5 (38.0) 99.5
Other African countries
Customers (thousands) (at period end)
(1)
2,645
4,358
7,146
64.8
64.0
Lesotho 147 206 279 40.1 35.4
Tanzania 1,201 2,091 3,247 74.1 55.3
Democratic Republic of the Congo 1,032 1,571 2,632 52.2 67.5
Mozambique 265 490 988 84.9 101.6
ARPU
(5)
Lesotho (ZAR) 92 78 75 (15.2) (3.8)
Tanzania (ZAR) 81 67 52 (17.3) (22.4)
Democratic Republic of the Congo (ZAR) 98 86 77 (12.2) (10.5)
Mozambique (ZAR) 52 36 28 (30.8) (22.2)
Churn (%)
(6)
Lesotho 17.3 22.3 19.0 28.9 (14.8)
Tanzania 29.6 28.5 35.6 (3.7) 24.9
Democratic Republic of Congo 23.1 28.1 30.4 21.6 8.2
Mozambique 11.3 32.2 41.7 185.0 29.5
(1)
Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of the end of the period indicated.
(2)
Vodacom’s inactive customers are defined as all customers registered on Vodacom’s network for which no revenue generating activity has been recorded for a period of three consecutive months. In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom has corrected inactive customers as of March 31,
2005. Information for prior years is unavailable. Up to June 15, 2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. Because a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity and a majority of such messages are never retrieved by the customer, resulting in estimated ARPUs of less than R1 per month, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity effective
June 15, 2006. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006. Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPUs increased during the 2007 financial year.
(3)
Vodacom’s traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls.
(4)
Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 financial year.
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
Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom
Tanzania, Vodacom DRC and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of 215 consecutive days. See Item 4. “Information on the Company – Business
Overview – Mobile communications” and “Information on the Company – History and development of the Company –
Recent Developments – Vodacom’s change in South African definition of active customers”.
Vodacom’s operating revenue increased in the 2007 financial year primarily due to increased airtime, data, interconnection and equipment sales revenue as a result of strong customer growth.
Vodacom’s operating revenue increased in the year ended March 31, 2006 as a result of strong customer growth and a continued improvement in market share as well as increased data revenues and equipment sales. Vodacom’s equipment sales increased in the 2007 and 2006 financial years primarily due to the growth of Vodacom’s customer base and the continued uptake of new handsets in
South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies.
Our 50% share of Vodacom’s revenue from operations outside of South Africa increased to
R2,069 million for the year ended March 31, 2007 from R1,486 million in the year ended March 31,
2006 and R1,137 million in the year ended March 31, 2005. The increase in Vodacom’s operating revenue from other African countries in the 2007 financial year was primarily due to substantial increases in the number of customers in Vodacom’s operations, particularly in Tanzania, the
Democratic Republic of the Congo and Mozambique, and the weakening of the Rand in the 2007 year which resulted in higher Rand converted revenue, partially offset by lower ARPU resulting from the higher volume of lower spending prepaid customers. The increase in Vodacom’s operating revenue from other African countries in the 2006 financial year was primarily due to substantial increases in the number of customers in Vodacom’s operations in Tanzania and the Democratic Republic of the
Congo, partially offset by lower ARPU resulting from the higher volume of lower spending prepaid customers, and the strength of the Rand, which resulted in lower foreign currency denominated revenue. Revenue from Vodacom’s other African countries as a percentage of Vodacom’s total mobile operating revenue increased to 10.1% in the year ended March 31, 2007 from 8.7% in the year ended
March 31, 2006 and 8.3% in the year ended March 31, 2005.
A large part of the growth in mobile services was due to the success of prepaid services and the increased growth in contract customers due to prepaid customers migrating to contracts.
Approximately 86.5% of Vodacom’s South African mobile customers were prepaid customers at

March 31, 2007 and approximately 93.2% of all gross connections were prepaid customers in the
2007 financial year. Vodacom expects the number of prepaid mobile users to continue to grow at a greater rate than contract mobile users. The increasing number of prepaid users, who tend to have lower average usage, and the lower overall usage as the lower end of the market is penetrated have resulted in decreasing overall average revenue per customer. As a result, total South African ARPU decreased to R125 per month in the 2007 financial year from R139 per month in the 2006 financial year and R163 per month in the 2005 financial year. South African contract ARPU decreased to
R517 per month in the 2007 financial year from R572 per month in the 2006 financial year and
R624 per month in the 2005 financial year. South African prepaid ARPU decreased to R63 per month in the 2007 financial year from R69 per month in the 2006 financial year and R78 per month in the
2005 financial year. In the 2007 and 2006 financial years, contract and prepaid customer ARPU were also negatively impacted by the high growth in Vodacom’s hybrid contract product, Family Top Up, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts. In the 2007 financial year, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity for a six-month period, resulting in the deletion of approximately 3 million customers. Prepaid
ARPU was positively impacted by this temporary rule change in the 2007 financial year.
Service providers in South Africa generally subsidize handsets when a contract customer enters into a new contract or renews an existing contract depending on the airtime and tariff plan and type of handset purchased. Subsidized handset sales give customers an incentive to switch operators to obtain new handsets and have contributed to churn. Handsets for prepaid customers are not subsidized by Vodacom as these users have the freedom of switching operators and contribute to churn. Vodacom is more vulnerable to churn than other mobile communications providers in South
Africa since it has the largest number of customers in South Africa. To date, mobile number portability had no significant impact on churn.
The cost to acquire contract customers in a highly developed market is high. Vodacom has therefore implemented upgrade and retention policies over the last few years and has strived to maintain a high level of incentives to service providers in order to reduce churn. Vodacom’s churn rate for contract customers in South Africa decreased to 9.7% in the 2007 financial year from 10.0% in the
2006 financial year mainly due to an improvement in service and products to customers and the continued high level of handset support to retain customers. Vodacom’s churn rate for contract customers in South Africa increased to 10.0% in the 2006 financial year from 9.1% in the 2005 financial year mainly due to the migration of payphone operators which are contract customers to community services. Vodacom’s churn rate for prepaid customers in South Africa increased to 37.5%
in the 2007 financial year from 18.8% in the 2006 financial year. Vodacom’s churn rate for prepaid customers in South Africa was 30.3% in the 2005 financial year. The increase in prepaid churn in the
2007 financial year was mainly due to the deletion of 3 million customers as a result of the rule change for revenue generating activity and the resulting clean up of inactive customers. Subsequent to the clean up, prepaid churn declined to 20%. The reduction in prepaid churn in South Africa in the
2006 financial year was primarily due to a combination of innovative products and services and loyalty initiatives. Prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. For a discussion of Vodacom’s churn rate, see Item 4. “Information on the Company – Business Overview – Mobile communications
– South Africa – Customers”. Prepaid churn is adversely impeded by an increasingly competitive market, lower barriers to entry for prepaid customers in South Africa and the volatile nature of the prepaid customer base.
Airtime. Vodacom derives airtime revenue from connection and monthly rental fees and airtime usage fees paid by Vodacom’s contract customers for use of its mobile networks. Airtime revenue also includes fees paid by Vodacom’s prepaid phone customers for prepaid starter phone packages and airtime recharge vouchers utilized, which entitle customers to receive unlimited incoming calls up to
365 days. Airtime revenue depends on the total number of customers, traffic volume, mix of prepaid and contract customers and tariffs.
Vodacom’s airtime revenue increased in the years ended March 31, 2007 and March 31, 2006 primarily due to continued customer growth, partially offset by an overall continued decline in ARPU resulting from the effect of growth in lower spending prepaid customers. As Vodacom’s primary market in South Africa continues to mature and Vodacom continues to connect more marginal customers in its South African operations, Vodacom expects that growth in airtime in South Africa will continue to slow. Total customers increased 28.2% and 51.9% in the years ended March 31, 2007 and 2006, respectively, primarily due to strong prepaid customer growth in South Africa and significant customer growth in Vodacom’s operations outside of South Africa, particularly in Tanzania and the Democratic
Republic of the Congo in the 2007 and 2006 financial years and Mozambique in the 2007 financial year. New products, packages and services also had a role in Vodacom’s customer growth in the
2007 and 2006 financial years. For a discussion of Vodacom’s customers and traffic see Item 4.
“Information on the Company – Business Overview – Mobile communications – South Africa –
Customers” and Item 4. “Information on the Company – Business Overview – Mobile communications
– South Africa – Traffic”.
Data revenue. Vodacom derives data revenue from mobile data, including short messaging services, or SMSs, and multimedia messaging services, or MMSs, general packet radio services, or
GPRS, and third generation services, or 3G. Vodacom’s mobile data revenue increased in the year ended March 31, 2007 primarily due to significant growth in SMS usage and the continued rollout of data initiatives such as Vodafone Mobile Connect Cards, Vodafone Live!, Mobile TV, BlackBerry
®
and
the continued delivery of wireless application services. Vodacom’s mobile data revenue increased in the year ended March 31, 2006 primarily due to continued significant growth in SMS usage and, to a lesser extent, new data initiatives such as Vodafone Mobile Connect Cards, Vodafone live!, Mobile TV and BlackBerry
®
.
Vodacom’s SMS traffic increased to approximately 4.5 billion SMSs in the year ended
March 31, 2007 from approximately 3.5 billion SMSs in the year ended March 31, 2006 and approximately 2.4 billion SMSs in the year ended March 31, 2005. The number of MMS users increased to 1.2 million as of March 31, 2007 from 867,119 as of March 31, 2006 and 328,974 as of
March 31, 2005 and the number of GPRS users increased to 2.8 million as of March 31, 2007 from
1.4 million as of March 31, 2006 and 579,581 as of March 31, 2005. The number of 3G active handsets increased to 733,043 as of March 31, 2007 from 179,576 as of March 31, 2006 and 10,878 as of March 31, 2005 and the number of Vodafone Mobile Connect customers increased to 138,863 as of March 31, 2007 from 37,798 as of March 31, 2006 and 5,101 as of March 31, 2005. As of
March 31, 2007 Vodacom had 898,527 Vodafone live! and 33,482 Unique Mobile TV users on its network compared to 351,427 Vodafone live! and 12,903 Unique Mobile TV users as of
March 31, 2006.
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
Vodacom’s interconnection revenue increased in the years ended March 31, 2007 and March 31,
2006 primarily due to an increase in the number of calls terminating on Vodacom’s network as a result of the increased number of Vodacom’s customers and South African mobile users generally. The growth in the 2007 and 2006 financial years was also attributable to the growth in the substitution of fixed-line calls by mobile calls and incoming traffic resulting from an overall increase in the customer base of other mobile operators. The increase in national roaming revenue from Cell C also contributed to the growth in interconnection revenue in the 2006 financial year. The increases were partially offset by a reduced number of fixed-line calls from Telkom’s network terminating on Vodacom’s network.
Interconnection revenue in our mobile segment included R1,454 million, R1,409 million and
R1,364 million in the years ended March 31, 2007, 2006 and 2005, respectively, for calls received from our fixed-line business, which were eliminated from the Telkom Group’s revenue on
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
Vodacom’s equipment sales increased in the 2007 and 2006 financial years primarily due to the growth of Vodacom’s customer base and the continued uptake of new handsets in South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies such as 3G enabled phones, camera phones and color screens. Sales of the
Vodafone live! handset increased significantly to 1,475,115 handsets in the 2007 financial year from
510,283 handsets in the 2006 financial year.
International airtime. International airtime revenues are predominantly from international calls by
Vodacom customers, roaming revenue from Vodacom’s customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s networks. International airtime increased 34.4% to R653 million in the year ended March 31, 2007 primarily as a result of an increase in customers resulting in increased traffic. International airtime increased 9.5% to
R486 million in the year ended March 31, 2006 primarily as a result of an increase in customers resulting in increased traffic, marginally offset by lower international tariffs due to country rezoning.
Other. Other revenue includes, among other things, revenue from non-core operations.
Vodacom’s other sales and services revenue decreased 3.8% to R127 million in the 2007 financial year primarily due to lower income recognized as a result of a reduction in inactivated starter packs which do not contain an expiration date, partially offset by higher revenue of Cointel and higher site rental income. Vodacom’s other sales and services revenue decreased 6.4% to R132 million in the
2006 financial year primarily due to lower income recognized as a result of a reduction in the occurrence of unactivated starter packs which do not contain an expiration date and lower repair income, partially offset by higher revenue at Cointel.
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

Mobile operating expenses
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Employee expense 826 1,019 1,186 23.4 16.4
Payments to other network operators 1,826 2,317 2,818 26.9 21.6
Selling, general and administrative expenses 5,891 7,328 8,778 24.4 19.8
Services rendered 45 65 82 44.4 26.2
Operating leases 307 435 629 41.7 44.6
Depreciation, amortization and impairments 1,556 1,472 1,692 (5.4) 14.9
Mobile operating expenses
10,451
12,636
15,185
20.9
20.2
The increase in mobile operating expenses in the 2007 financial year was primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in
Vodacom’s South African and African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, increased depreciation, amortization and impairment, higher employee costs as a result of increased headcount, average 7.5% annual salary increases, an increase in the provision for deferred bonus schemes and an increase in the provision for long term incentives for executives and increased operating leases. Mobile operating expenses increased in the
2006 financial year primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom’s South African and African operations and increased competition and as a result of increased cost of equipment for increased handset sales and maintenance of the GSM infrastructure and billing systems, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, higher employee costs as a result of increased headcount, average 6%
annual salary increases, the inclusion of a provision for long-term incentives for executives and an increase in the provision for bonus schemes due to increased profits, increased operating leases and increased services rendered, partially offset by decreased depreciation, amortization and impairments.
Employee expenses. Employee expenses consist mainly of salaries and wages of employees as well as contributions to employee pension, medical aid funds and benefits and the deferred bonus incentive scheme.
Vodacom’s employee expenses increased in the year ended March 31, 2007 primarily as a result of an 8.4% increase in the number of employees to support the growth in operations as well as a
7.5% average annual salary increases, an increase in the provision for deferred bonus schemes and an increase in the provision for long term incentives for executives. Vodacom’s employee expenses increased in the year ended March 31, 2006 primarily as a result of a 9.3% increase in the number of employees to support the growth in operations, a 6% annual salary increases, the inclusion of a provision for long-term incentives for executives and an increase in the provision for bonus schemes due to increased profits.
Total headcount in Vodacom’s South African operations increased 9.8% to 4,727 employees as of
March 31, 2007 and 9.8% to 4,305 employees as of March 31, 2006 from 3,919 employees as of
March 31, 2005. Total headcount in Vodacom’s other African countries increased 31.9% to
1,522 employees as of March 31, 2007 and 7.4% to 1,154 employees as of March 31, 2006 from
1,074 employees as of March 31, 2005. Total headcount includes temporary agency employees.
Employees seconded to other African countries are included in the number of employees of other
African countries and excluded from Vodacom South Africa’s number of employees. Employee productivity in South Africa and other African countries, as measured by customers per employee,

increased 12.0% to 4,825 customers per employee as of March 31, 2007 and 38.9% to 4,308 customers per employee as of March 31, 2006 from 3,101 customers per employee as of March 31,
2005.
Payments to other network operators. Payments to other network operators consist mainly of interconnection payments made by Vodacom’s South African and other African operations for terminating calls on other operators’ networks. Vodacom’s payments to other network operators increased significantly in the years ended March 31, 2007 and 2006 as a result of increased outgoing traffic in line with increased customer growth and the increasing percentage of outgoing traffic terminating on the other mobile networks rather than Telkom’s fixed-line network as the cost of terminating calls on other mobile networks is higher than calls terminating on Telkom’s fixed-line network. As the mobile communications market continues to grow in South Africa, Vodacom expects that interconnection charges will continue to increase and adversely impact Vodacom’s profit margins.
Payments to other network operators in our mobile segment included R234 million, R232 million and R233 million in the years ended March 31, 2007, 2006 and 2005, respectively, for interconnection fees paid to our fixed-line segment, which were eliminated from the Telkom Group’s operating expenses on consolidation.
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
Mobile selling, general and administrative expenses
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Selling, distribution and other 5,140 6,416 7,704 24.8 20.1
Marketing 384 488 573 27.1 17.4
Regulatory and license fees 335 406 490 21.2 20.7
Bad debts 32 18 11 (43.8) (38.9)
Selling, general and administrative expenses
5,891
7,328
8,778
24.4
19.8
Vodacom’s selling, general and administrative expenses increased in the years ended March 31,
2007 and 2006 primarily due to an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expenses to support the launch and expansion of
3G, growth in Vodacom’s South African and African operations and increased competition.
Selling, distribution and other expenses include cost of goods sold, commissions, customer acquisition and retention expenses, distribution expenses and insurance. The increase in selling, distribution and other expenses in the 2007 and 2006 financial years was primarily due to increased customer connections, competition, revenue, cost of equipment as a result of increased handset sales and maintenance of the GSM infrastructure and billing systems as well as due to the Vodafone global alliance fee.

The increase in marketing expenses in the 2007 and 2006 financial years was mainly due to promoting new technologies, including 3G and Vodafone live!, promoting number portability in the
2007 financial year and further promoting the Vodacom brand in all operations. The introduction of mobile number portability also contributed to the increase in the 2007 financial year. The increases in regulatory and license fees during the reporting periods were directly related to the increase in operating revenues and corresponding payments under Vodacom’s existing licenses.
Services rendered. Services rendered include consultancy services for technical, administrative and managerial services, audit fees, legal fees and communication and information technology costs.
Services rendered increased in the years ended March 31, 2007 and 2006 primarily due to higher consultancy costs relating to facility management and special projects and in the 2006 financial year, higher audit costs resulting from scope changes.
Operating leases. Operating leases include payments in respect of rentals of GSM transmission lines as well as office accommodation, office equipment and motor vehicles. The increase in
Vodacom’s operating leases in the year ended March 31, 2007 was primarily due to an increase in the lease of transmission lines and other accommodation. The increase in Vodacom’s operating leases in the year ended March 31, 2006 was primarily due to an increase in the lease of transmission lines.
Operating leases in our mobile segment included R453 million, R423 million and R281 million in the years ended March 31, 2007, 2006 and 2005, respectively, for operating lease payments to our fixed-
line segment, which were eliminated from the Telkom Group’s operating expenses on consolidation.
Depreciation, amortization and impairments. Depreciation, amortization and impairments increased in the year ended March 31, 2007 primarily due to higher capital expenditure as a result of the implementation and expansion of 3G/HSDPA networks, the weakening of the Rand against the other functional currencies of Vodacom and the impairment of assets in Vodacom Mozambique.
Amortization of intangibles was higher in the year ended March 31, 2007 due to the business acquisitions in that financial year. The decrease in Vodacom’s depreciation, amortization and impairments in the year ended March 31, 2006 was primarily due to lower depreciation and amortization, resulting from the change in the useful lives of certain assets and a reversal of a portion of the prior year impairment of Vodacom Mozambique’s assets resulting from an increase in the fair value, partially offset by higher depreciation as a result of the network and 3G roll-out. Additionally, because of the strengthening of the Rand against the US dollar in the years ended March 31, 2006 and 2005, depreciation on foreign denominated capital expenditure in Vodacom’s other African operations have been translated at a lower exchange rate than in the past, which resulted in a relatively lower depreciation charge in Vodacom’s other African operations. Amortization of intangibles was lower in the year ended March 31, 2006 due to some of the customer bases being fully amortized in the previous year.

LIQUIDITY AND CAPITAL RESOURCES
Group liquidity and capital resources
Cash flows
The following table shows information regarding our consolidated cash flows for the periods indicated.
Year ended March 31,
2005
2006
2007
2006/2005
2007/2006
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Cash flows from operating activities 15,711 9,506 9,356 (39.5) (1.6)
Cash flows from investing activities (6,306) (7,286) (10,412) 15.5 42.9
Cash flows from financing activities (9,897) (258) (2,920) (97.4) n/a
Net (decrease)/increase in cash and cash
equivalents
(492)
1,962
(3,976)
498.8
(302.7)
Effect of foreign exchange rate differences (3) (8) 29 166.7 (462.5)
Net cash and cash equivalents at the beginning
of the year
2,796 2,301 4,255 (17.7) 84.9
Net cash and cash equivalents at the end
of the year
2,301
4,255
308
84.9
(92.8)
Cash flows from operating activities
Our primary sources of liquidity are cash flows from operating activities and borrowings. We intend to fund our expenses, indebtedness and working capital requirements from cash generated from our operations and from capital raised in the markets. The decrease in cash flows from operating activities in the 2007 financial year is mainly due to higher taxation payments, partially offset by the increase in cash generated from operations. The decrease in cash flows from operating activities in the 2006 financial year was primarily due to the substantially higher dividends and taxation paid, as well as increased cash paid to suppliers, partially offset by higher cash receipts from customers.
Cash flows from investing activities
Cash flows from investing activities relate primarily to investments in our fixed-line network and our 50% share of Vodacom’s investments in its mobile networks in South Africa and other African countries. The increase in cash flows used in investing activities is as a result of increased capital expenditure in both the fixed-line and mobile segments and acquisitions of subsidiaries and reduced disposals and additions to investments. The increase in cash flows used in investing activities in the
2006 financial year was primarily due to higher capital expenditure in our fixed-line and mobile segments, partially offset by increased proceeds on disposal of property, plant and equipment and intangible assets and investments in the 2006 financial year.
Cash flows from financing activities
Cash flows from financing activities are primarily a function of borrowing and share buy back activities. In the 2007 financial year, (1) loans and finance leases repaid and shares repurchased and cancelled exceeded (2) loans raised and the decrease in net financial assets, by R2,920 million. In the
2007 financial year cash flows used in financing activities increased primarily due to the lower sale of repurchase agreements and derivative instruments that were sold in the 2006 financial year to fund dividends and tax payments. On October 31, 2006, we repaid the TL06 local bond having a nominal value of R2,100 million and during the 2007 financial year, we repaid R3,731 million in nominal value of commercial paper bill debt. Commercial paper bills having a nominal value of R4,651 million were issued in the 2007 financial year.

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
Vodacom entered into a US$180 million, medium term loan for Vodacom Congo to replace Vodacom
Group’s share of extended credit facilities relating to Vodacom Congo of US$16.3 million and Euro
38.8 million, which were repaid during the year. Telkom’s 50% share of the Vodacom debt is included in Telkom’s consolidated financial statements.
Working capital
We had negative consolidated working capital of approximately R8.2 billion as of March 31, 2007, compared to negative consolidated working capital of approximately R3.0 billion as of March 31, 2006 and approximately R2.3 billion as of March 31, 2005 and Vodacom had negative working capital of approximately R7.4 billion as of March 31, 2007, compared to negative working capital of approximately R5.2 billion as of March 31, 2006 and approximately R2.8 billion as of March 31, 2005..
Negative working capital arises when current liabilities are greater than current assets. The increase in negative working capital in the 2007 financial year was primarily due to a reduction in cash used to pay dividends, tax and capital expenditures and an increase in the current portion of interest bearing debt, as a result of the TK01 local bond becoming due on March 31, 2008. The increased negative working capital in the 2006 financial year resulted primarily from maturing short term repurchase agreements, the proceeds of which were used in part for the payment of increased ordinary dividends, the payment of a special dividend and the payment of increased taxation. Telkom is of the opinion that the Telkom Group’s cash flows from operations, together with proceeds from liquidity available under credit facilities and in the capital markets, will be sufficient to meet the Telkom Group’s present working capital requirements for the twelve months following the date of this annual report. We intend to fund current liabilities through a combination of operating cash flows and with new borrowings and borrowings available under existing credit facilities. We had R8.7 billion available under existing credit facilities as of March 31, 2007.
See Item 3. “Key Information – Risk Factors – Risks Related to Our Business – If Vodacom does not continue to pay dividends or make other distributions to Telkom, Telkom may not be able to pay dividends and service its debt and could be required to lower or defer capital expenditures, dividends and debt reduction, which could cause the trading prices of Telkom’s ordinary shares and ADSs to decline”.
See Item 3. “Key Information – Risk Factors – Risks Related to Our Business – We have negative working capital, which may impair our operating and financial flexibility and require us to defer capital expenditures and we may not be able to pay dividends and our operations and financial condition could be adversely affected”.
Capital expenditures and investments
The following table shows the Telkom Group’s investments in property, plant and equipment including intangibles, including our 50% share of Vodacom’s investments, for the periods indicated.

Year ended March 31,
2005
2006
2007
ZAR
ZAR
ZAR
(in millions)
Group capital expenditure
Fixed-line
4,104
4,935
6,641
Baseline 1,596 2,128 3,409
Revenue generating 244 374 159
Network evolution 420 330 784
Sustainment 309 596 416
Effectiveness and efficiencies 1,177 1,080 1,141
Company support 211 376 501
Regulatory 116 15 188
Other 31 36 43
Mobile
1,747
2,571
3,608
Total investment in property, plant and equipment and
intangibles
5,851
7,506
10,249
Our capital expenditure of approximately R6.6 billion ($911 million) on fixed-line capital expenditure in the year ended March 31, 2007 was higher than the budgeted fixed-line capital expenditure for the 2007 financial year of R6.5 billion largely due to investment in broadband services and an unfavorable exchange rate. The 34.6% increase in fixed-line capital expenditure in the 2007 financial year was primarily due to higher expenditure for business and residential broadband services, wholesale services to the mobile cellular operators, access line deployment in selected high growth residential areas, technologies to support the continued growth in our data services business, the ongoing rehabilitation of our access network and increasing the efficiencies and redundancies in our transport network in line with our planned migration to an internet protocol next generation network. The 40.3% increase in mobile capital expenditure in the 2007 financial year reflects the increased investment in South Africa and other African countries in network infrastructure due primarily to the increased customer base and higher traffic and to further support 3G technologies.
Our capital expenditure of approximately R4.9 billion ($802 million) on fixed-line capital expenditure in the year ended March 31, 2006 was lower than the budgeted fixed-line capital expenditure for the 2006 financial year of R5.0 billion largely due to unplanned delays and a more favorable exchange rate. The 20.2% increase in fixed-line capital expenditure in the 2006 financial year was primarily due to higher expenditure for access line deployment in selected high growth residential areas, technologies to support the continued growth in our data services business and the ongoing rehabilitation of our access network and increasing the efficiencies and redundancies in our transport network in line with our planned migration to an internet protocol next generation network.
The 47.2% increase in mobile capital expenditure in the 2006 financial year reflects the increased investment in South Africa in network infrastructure due primarily to the increased customer base and higher traffic and to further support 3G technologies.
Historically, our fixed-line capital expenditures were aimed primarily at modernizing our network and rolling out lines in order to comply with our license obligations and prepare for competition. As we seek to implement our current strategy in the face of a significantly more competitive environment due to the entry of Neotel and the further liberalization of the South African communications market as a result of the enactment of the Electronic Communications Act, we have shifted our capital expenditure focus as we seek to evolve our fixed-line network to an internet protocol-based next generation network. As a result, we expect that our fixed-line capital expenditures in the 2008 financial year will be spent primarily in the following areas:

• Maintaining current service levels and growth;
• Improvements to current networks;
• Enhancing customer centricity;
• Next generation network; and
• Regulatory and legal to comply with regulatory obligations.
See “Principal factors that affect our Results of Operations – Capital Expenditures”.
Our consolidated capital expenditures in property, plant and equipment for the 2008 financial year is budgeted to be approximately R11.2 billion, of which approximately R7.0 billion is budgeted to be spent in our fixed-line segment and approximately R4.2 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom’s budgeted capital expenditure of approximately
R8.4 billion. Our capital expenditures are continuously examined and evaluated against the perceived economic benefit and may be revised in light of changing business conditions, regulatory requirements, investment opportunities and other business factors. See “Liquidity and Capital
Resources – Capital Expenditures”.
Contingent liabilities
Telcordia instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of
15.5% per year which was subsequently increased to US$172 million. The arbitration proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June
1999 for the development and supply of an integrated end-to-end customer assurance and activation system by Telcordia. In September 2002, a partial award was issued by the arbitrator in favor of
Telcordia. Telkom subsequently filed an application in the South African High Court to review and set aside the partial award. On November 27, 2003, the South African High Court set aside the partial award and issued a cost order in favor of Telkom. On May 3, 2004, the South African High Court
dismissed an application by Telcordia for leave to appeal and ordered Telcordia to pay the legal costs of Telkom. On November 29, 2004, the Supreme Court of Appeals granted Telcordia leave to appeal.
Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal. Following the dismissal of the appeal, Telcordia filed a similar petition in United States District Court of New Jersey. The
United States District Court of New Jersey also dismissed Telcordia’s petition, reaffirming the decision of the United States District Court of Columbia. Telcordia appealed this dismissal, which was later dismissed by the Appeals Court of New Jersey. The appeal by Telcordia in the Supreme Court of
Appeals was set down for and heard on October 30 and October 31, 2006. Following the successful upholding of the appeal, Telkom filed an application for leave to appeal to the Constitutional Court on the issue revolving around the Supreme Court of Appeals’ failure to recognize Telkom’s rights of access to the courts under the South African Arbitration Act. The Constitutional Court dismissed
Telkom’s appeal with costs. As a result, the Supreme Court of Appeals’ judgment brought to finality the dispute over the merits of Telcordia’s claim against Telkom and the parties are expected to reconvene the arbitration solely for the purposes of determining the amount of damages to which Telcordia is entitled. Prior to the arbitration proceedings, tentatively scheduled for September 2007, the parties have an option of considering possible settlement. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre, or IDRC. The first hearing was held in London on May 21, 2007 and was a ‘directions hearing’, in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the damages hearing in September 2007.
The second hearing was held in London at the IDRC on June 25 and 26, 2007 and dealt with the application by Telcordia for the striking out of part of Telkom’s defense on the basis that Tekom had raised issues in its defense that had already been heard by the arbitrator prior to his partial award.
This application was dismissed by the arbitrator. The arbitrator also made a ruling compelling
Telcordia to provide certain particulars requested by Telkom with regard to the claims by Telcordia. In his ruling, the arbitrator also set out a list of issues for determination at the damages hearing to be held during September 2007.
Although Telkom is currently unable to predict the exact amount that it may eventually be required to pay Telcordia, it has made provision for estimated liabilities in respect of the Telcordia claim in the sum of US$70 million (R527 million), including interest but excluding legal fees. If Telcordia recovers substantial damages from Telkom, Telkom would be required to fund such payments from cash flows or the incurrence of debt and the amount of any damages above Telkom’s provision would increase
Telkom’s liabilities and decrease its net profit, which could have a material adverse effect on its financial condition and results of operations.
Competition Commission
We are parties to a number of legal proceedings filed by parties with the South African Competition
Commission alleging anti-competitive practices described below. If Telkom were found to have committed prohibited practices as contained in the Competition Act, 1998, as amended, Telkom could be required to cease these practices, divest these businesses and be fined a penalty of up to 10% of
Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial years prior to the dates of the complaints. The Competition Commission has to date not imposed the maximum penalty on any offender.
As competition continues to increase, we expect that we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and third parties.
These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies. We are currently unable to predict the amount that we may eventually be required to pay in these proceedings, however, we have not included provisions for any of these claims in our financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If Telkom is required to cease these practices, divest itself of the relevant businesses or pay significant fines, Telkom’s business and financial condition could be materially adversely affected and its revenue and net profit could decline. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.
Internet Service Providers Association (ISPA)
In December 2005, ISPA, an association of internet service providers, or ISPs, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaints deal with the cost of access to SAIX, the prices offered by
TelkomInternet, the alleged delay in provision of facilities to ISPs and the alleged favorable installation timelines offered to TelkomInternet customers. The Competition Commission has formally requested
Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom provided the Competition Commission with the information and is awaiting the Commission’s response. This matter and the amount of Telkom’s liability are not expected to be finalized within the next financial year.
Independent Cellular Service Provider Association of South Africa (ICSPA)
In 2002, the ICSPA filed a complaint against Telkom at the Competition Commission in terms of the Competition Act alleging that Telkom had entered into contracts with large corporations for its
Cellsaver product, providing large discounts with the effect of discouraging corporations from using the ‘premicell’ device installed by their members. They alleged various contraventions of the
Competition Act. Telkom provided the Competition Commission with certain information requested.

Telkom also referred the Competition Commission to its High Court application in respect of utilization of the ‘premicell’ device. The Competition Commission declined to refer the matter to the Competition
Tribunal. ICSPA then referred the matter to the Competition Tribunal on September 18, 2003. Telkom
filed its answering affidavit on November 28, 2003.
The South African Value Added Network Services (SAVA)
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
Telkom has brought an application in the South African High Court to review the decision by the
Competition Commission, on the basis that the Tribunal does not have the jurisdiction to adjudicate the matter. The Competition Commission has opposed the application, but the application has not yet been finally determined by the High Court. The review procedure requires that the Competition
Commission file a full record of its proceedings pursuant to which is decision was taken. Once the record is filed, Telkom would have an opportunity to supplement its original papers, if required. The
Competition Commission approached the High Court for an order as to how to deal with certain documents that it regarded as confidential. The Competition Commission subsequently filed its record of proceedings, but Telkom was of the view that the record was incomplete. Recently the Competition
Commission filed the remainder of its record, including the confidential documents, and Telkom has supplemented its papers by filling a further affidavit. The Commission has now filed its answering affidavit. These matters and the amount of Telkom’s liability are expected to be finalized within the next financial year.
Omnilink
On August 22, 2002 Omnilink filed a complaint against Telkom of the Competition Commission alleging that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is currently being dealt with together with the SAVA matter.
Orion/Telkom (Standard Bank and Edcon)
In April 2003, Orion filed a complaint against Telkom, Standard Bank and Edcon at the
Competition Commission concerning Telkom’s discounts offered on public switched telecommunication services to corporate customers. In terms of the rules of the Competition
Commission, the Competition Commission, who acts as an investigator, had one year to investigate the complaint. Orion simultaneously with the filing of the complaint, also filed an application against
Telkom, Standard Bank and Edcon at the Competition Tribunal, for an interim order interdicting and restraining Telkom from offering Orion’s corporate customers reduced rates associated with Telkom’s
Cellsaver discount plan.
The Competition Commission completed its investigation and decided that there was no prima facie evidence of any contravention of the Competition Act. Orion however referred the matter to the

Competition Tribunal in terms of section 51 of the Competition Act, which allows for parties to refer matters to the Competition Tribunal themselves. Telkom has not yet filed its answering affidavit in the main complaint before the Competition Tribunal. To date there has been no further developments on this matter. These matters and the amount of Telkom’s liability, if any, are not expected to be finalized within the next financial year.
M-Web and Internet Solutions (IS)
On June 29, 2005, M-Web and Internet Solutions, or IS, jointly lodged a complaint with the
Competition Commission against Telkom and also requested interim relief at the Competition Tribunal.
The complaint at the Competition Commission mainly deals with Telkom’s pricing for ADSL retail products and its IP Connect products, the termination of the peering link between Telkom and IS, the wholesale pricing of SAIX bandwidth for ADSL users of other internet service providers, the architecture of Telkom’s ADSL access route and the manner in which internet service providers can only connect to Telkom’s edge service router via IP Connect as well as alleged excessive pricing for bandwidth on Telkom’s international undersea cable. The application for interim relief at the
Competition Tribunal dealt with allegations that Telkom should maintain the peering link between IS and Telkom in terms of its current peering agreement, and demanded that Telkom treat the traffic generated by ADSL customers of M-Web as traffic destined for the peering link and that Telkom upgrade its peering link to accommodate the increased ADSL traffic emanating from M-Web and maintain a maximum of 65% utilization. Telkom filed its answering affidavit, and is awaiting IS and
M-Web’s replying affidavit.
Since then Telkom has entered into a new peering agreement with IS. To date there has been no further developments on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.
M-Web
On June 5, 2007, MWeb brought an application against Telkom for interim relief at the
Competition Tribunal with regard to the manner in which Telkom provides wholesale ADSL internet connections. MWeb requested the Competition Tribunal to grant an order of interim relief against
Telkom to charge MWeb a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. MWeb further applied for an order that Telkom implement the migration of end customers from Telkom PSTS ADSL access to MWeb without interruption of the service. Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal. Telkom still had to “plead over”
as to the merits of the matter. Telkom has also filed an application in the High Court of the Transvaal
Provincial Division on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application made to it by MWeb.
See Item 3. “Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters”
and Item 8. “Financial Information – Consolidated Financial Statements and Other Financial
Information – Legal Proceedings”. See also note 36 to the notes to the audited consolidated financial statements of the Telkom Group and note 35 to the notes to the audited consolidated financial statements of Vodacom included herein for additional information related to contingent liabilities of the
Telkom Group and Vodacom, respectively.
Employee benefit special purpose entity
We had liabilities of R1,139 million, R2,607 million and R2,430 million in the years ended
March 31, 2007, 2006 and 2005, respectively, in respect of post retirement medical aid obligations for current and retired employees.

In order to fund the liability towards the Medical aid, we set up a special purpose entity in the
2002 financial year for the purposes of funding these post retirement medical benefit obligations. In prior years this special purpose entity was purely used as a financing tool as we still retained our obligation to provide post retirement medical aid benefits to retired employees. The sinking fund held in the special purpose entity did not meet the definition of a plan asset in terms of IAS19 – Employee
Benefits. Our interest in the special purpose entity was by way of equity, and this entity was fully consolidated in the Telkom Group’s financial statements.
During the 2006 financial year, a portion of the funds held in the sinking fund of the special purpose entity was transferred to an annuity policy with the intention of specifically ringfencing funds towards the liability for pensioners over the age of 65. As of the end of 2006 financial year, the annuity policy did not meet the definition of a plan asset in terms of IAS19 – Employee Benefits and therefore the annuity fund portion was still included in the investments value as noted above. During the 2007 financial year an addendum to the cell captive annuity policy contract was signed, which ensured that the annuity fund in the special purpose entity qualifies as a plan asset with effect from June 1, 2006.
This has changed the presentation of the liability and asset as the annuity policy meets the definition of a plan asset in terms of IAS19, which requires that the liability be reduced by the fair value of the plan asset. The effect of this on the consolidated annual financial statements is a reduction in investments as well as liabilities in the amount of R1,961 million. The amount of the reduction would have been approximately R1,731 million as of March 31, 2006 had this arrangement been in place as of that date. The fair value of the funds in this special purpose entity was R1,279 million,
R2,819 million and R2,208 million as of March 31, 2007, 2006 and 2005, respectively, which was included in investments.
Off-balance sheet transactions
We did not have any off-balance sheet transactions during the year ended March 31, 2007.

Contractual obligations
The following table sets forth the Telkom Group’s contractual obligations as of March 31, 2007:
Payments due by period
Less than
1-3
3-5
More than
Total
1 year
years
years
5 years
(In ZAR millions)
Long-term debt obligations 12,549 6,285 876 1,957 3,431
Capital (finance) lease obligations 1,220 61 195 124 840
Operating leases
Buildings 1,465 289 464 307 405
Rental receivable on buildings (269) (91) (129) (45) (4)
Transmission and data lines 262 68 82 77 35
Vehicles 573 568 5 – –
Equipment 23 6 11 6 –
Sport and marketing contracts 441 164 245 30 2
Forward exchange contracts
– To buy
3,538 3,538 – – –
– To sell (1,567) (1,567) – – –
Other long-term liabilities
(1)
9,995 763 1,661 1,863 5,708
Total
28,230
10,084
3,410
4,319
10,417
(1)
Other long-term liabilities comprise the expected benefit payments from the Telkom Retirement Fund and the Telkom
Pension Fund for the following ten years. These benefit payments are funded by the plan assets in the Telkom Retirement
Fund and Telkom Pension Fund, respectively. The contributions to the fund in each year is determined on a statutory basis. In addition Telkom may be required to make additional contributions should there be a short fall in the fund. In addition to the above, Telkom has an obligation under its post-retirement medical aid liability of R4,384 million which includes an unrecognized net actuarial loss of R1,284 million which is funded by plan assets of R1,961 million resulting in a recognized liability of R1,139 million. Telkom is required to fund the short fall in this obligation in future years, as and when the obligation becomes payable.
Telkom has renewed its full maintenance lease agreement for its vehicles with Debis Fleet
Management (Pty) Limited, a company incorporated in South Africa, as of April 1, 2005. The original master lease agreement was for a period of five years and expired on March 31, 2005. The agreement has been extended for a further period of three years until March 31, 2008.
Funding sources
To date, we have financed our operations primarily from cash flows from operations and by borrowings in the South African and international capital markets. Access to international capital markets and its associated cost of funding depends in part on our credit ratings. We maintain an active dialog with the principal credit rating agencies who review our ratings periodically. Standard &
Poor’s International Ratings, LLC, a division of McGraw-Hill Companies Inc. has rated our foreign debt
BBB, and Moody’s Investors Services Inc., has rated our foreign currency long term issuer rating A3.
We have not solicited a rating on our local Rand denominated debt due to our long standing relationships with Rand denominated investors. As of March 31, 2007, 90.6% of our debt was local debt, compared to 92.3% as of March 31, 2006 and 66.4% as of March 31, 2005. Our Rand
denominated debt bears interest at rates ranging from 10 basis points to 60 basis points above treasuries and the effective interest rate for the year ended March 31, 2007 was 14.8% . Fixed rate debt represented approximately 90.4% of our total consolidated debt as of March 31, 2007.

The following table sets forth our consolidated indebtedness, including finance leases as of
March 31, 2007.
Interest
Outstanding
Nominal amount
Maturing
payment
Interest
as of March
outstanding as of
Year ended March 31,
After
dates
rate (%)
31, 2007
March 31, 2007
2008
2009
2010
2011
2012
2012
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
(in millions)
TELKOM
Bonds
10% statutorily guaranteed
March
local bond due not later 31,
than March 31, 2008 September
(TK01)
(1)(2)(3)
30 10 4,432 4,680 4,680 – – – – –
6% unsecured local bond February
due February 24, 2020 22
(TL20)
(4)
6 1,246 2,500 – – – – – 2,500
Zero coupon unsecured
loan stock due
September 30, 2010
(PP02)
(5)
– – 264 430 – – – 430 – –
Zero coupon unsecured
loan stock due June 15,
2010 (PP03)
(6)
– – 844 1,350 – – – 1,350 – –
Finance leases
n/a 13.43% 852 852 4 12 – 10 18 808
37.78%
Repurchase agreements
n/a – – – – – – – – –
Commercial paper
– – 1,339 1,350 1,350 – – – – –
Zero coupon unsecured
commercial paper bills with
a maturity not later than
June 1, 2007. The average
discount rate on these
commercial paper bills is
9.044% per annum.
Bank facilities
R600 million unsecured
overdraft facility with
ABSA Bank Limited,
Mutually
repayable on demand – agreed Not utilized Not utilized – – – – – –
R4 billion unsecured
overdraft facility with
The Standard Bank of
South Africa Limited,
Mutually
repayable on demand – agreed Not utilized Not utilized – – – – – –
R500 million unsecured
overdraft facility with
FirstRand Bank Limited,
Mutually
repayable on demand – agreed Not utilized Not utilized – – – – – –

Interest
Outstanding
Nominal amount
Maturing
payment
Interest
as of March
outstanding as of
Year ended March 31,
After
dates
rate (%)
31, 2007
March 31, 2007
2008
2009
2010
2011
2012
2012
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
(in millions)
R150 million unsecured
overdraft facility with
Commerzbank AG,
Mutually
repayable on demand – agreed Not utilized Not utilized – – – – – –
$35 million unsecured
short-term loan facility with
Calyon Corporate and
Investment bank, various
Mutually
repayment dates – agreed Not utilized Not utilized – – – – – –
R1 billion uncommitted/
short-term facility with
Sumitomo Mitsui
Mutually
Banking Corporation – agreed Not utilized Not utilized – – – – – –
R62.75 million unsecured
short-term facility with Mutually
Standard Chartered Bank – agreed Not utilized Not utilized – – – – – –
Various bank loans
(3)
– Various 106 106 – – – 16 10 80
Bank overdraft and other
short-term debt – – – – – – – – – –
Total Telkom
9,083
11,268
6,034
12
–
1,806
28
3,388
VODACOM
(7)
$8.4 million shareholders
Loan with Planetel
Communications Limited
(8)
– LIBOR + 5% 27 27 – 27 – – – –
$10 million shareholders loan
with Caspian Construction
Company
(8)
– LIBOR + 5% 32 32 – 32 – – – –
$7.8 million/Euro 3.9 project
finance for Vodacom
Tanzania Limited
– 6% – 14.4% 47 47 47 – – – – –
$180 million medium-term
loan to Vodacom
International Limited
– LIBOR + 0.35% 655 655 – – 655 – – –
$37.0 million preference
shares by Vodacom Congo
(R.D.C) s.p.r.l.
(9)
– 4% 135 135 135 – – – – –
R2.5 million shareholder loan
with Sekha-Metsi
Investment Consortium
Limited
– 13.7% 1 1 – 1 – – – –
R6.0 million of the
shareholder loan with
Number Portability
Company (Proprietary)
Limited
– Prime 3 3 – – – – – 3
Various finance leases
(10)
– 12.1% –
16.9% 364 364 57 97 49 81 42 38
Various other short-term loans – various 13 13 11 – – – – 2
Bank overdrafts and other
short-term debt – – 441 441 441 – – – – –
Total Vodacom
(7)
1,718
1,718
691
157
704
81
42
43
TDS DIRECTORY
OPERATIONS
Various finance leases
(10)
–
–
4 4 1 3 – – – –
Total TDS Directory
Operations
4
4
1
3
–
–
–
–
TOTAL
10,805
12,990
6,726
172
704
1,887
70
3,431

(1)   Listed on the Bond Exchange of South Africa.
(2)   Open ended bond issue, and number of bonds issued varies from time to time. As of March 31, 2007, R4,680 million of these bonds were in issue.
(3)   R4,537 million of Telkom’s indebtedness outstanding as of March 31, 2007 was guaranteed by the Government of the
Republic of South Africa.
(4)   2,500 of these bonds were issued on February 22, 2000 at a yield to maturity of 15.00%. The TL20 bond was listed on the Bond Exchange of South Africa with effect from April 1, 2005.
(5)   Issued on February 25, 2000. Original amount issued was R430 million. The yield to maturity of this instrument issued by
Telkom is 14.37%.
(6)   Issued on June 15, 2000. Original amount issued was R1,350 million. The yield to maturity of this instrument is 15.175%.
(7)   Represents Telkom’s 50% share of Vodacom’s indebtedness.
(8)   Repayable on approval of at least 60% of the shareholders of Vodacom Tanzania Limited.
(9)   The preference shares are redeemable, but only after the first three years from date of issuance, and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.
(10)   Secured by land and buildings.
We expect to repay the indebtedness and other obligations in the above table with cash flows from operations, and the refinancing of debt with new borrowings and borrowings available under existing credit facilities. Telkom’s special purpose entity established to fund post retirement medical benefits obligations indirectly held 171,002 of Telkom’s ordinary shares as of March 31, 2007.
The funds raised through the issuances of the above indebtedness were used for the extension and modernization of our communications networks, the provision of additional communications services, the refinancing of existing indebtedness and for general working capital purposes.
The debt instruments in the above table do not contain any restrictive covenants except a number of the instruments contain provisions limiting our ability to create liens. Some of our debt contains cross default provisions. In addition, a side letter to the subscription agreement (as amended) of our
R2.5 billion 6% local bonds due February 24, 2020 contain financial maintenance covenants requiring the Telkom Group to maintain the following ratios:
•   EBITDA to net interest expense ratio of no less than 3.5:1; and
•   net interest bearing debt to EBITDA ratio of no greater than 2.0:1 in the 2003 financial year, increasing to 3.0:1 in the years thereafter.
The above ratios are calculated semi-annually based on accounting policies in use at the time the indebtedness was incurred. Because the above ratios are calculated based on accounting policies in use at the time the indebtedness was incurred, EBITDA for purposes of the ratios is not calculated in the same manner as it is calculated elsewhere in this document. The covenants will be effective for so long as the initial subscriber holds at least 70% in nominal value of the bonds. We were in compliance with the above ratios during the year ended March 31, 2007.
All debt incurred by Telkom prior to 1991 is guaranteed by the Government of the Republic of
South Africa pursuant to Section 35 of the South African Exchequer Act, 66 of 1975. The Government
of the Republic of South Africa does not guarantee debt incurred thereafter or Vodacom’s debt. As of
March 31, 2007, R4.5 billion of our total debt of R10.8 billion was guaranteed by the Government of the Republic of South Africa.
No loans have been furnished by Telkom or any of its subsidiaries for the benefit of any director or any member of our senior management team as of March 31, 2007.
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
Significant accounting judgments and estimates
The preparation of consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions that the Telkom Group may undertake in the future, actual results ultimately may differ from those estimates.
The presentation of the results of operations, financial position and cash flows in the consolidated financial statements of the Telkom Group is dependent upon and sensitive to the accounting policies, assumptions and estimates that are used as a basis for the preparation of these consolidated financial statements. Management has made certain judgments in the process of applying the Telkom Group’s accounting policies. These, together with the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, are as follows:
Property, plant and equipment and intangible assets
The useful lives of assets are based on management’s estimation. Management considers the impact of changes in technology, customer service requirements, availability of capital funding and required return on assets and equity to determine the optimum useful life expectation for each of the individual categories of property, plant, equipment and intangible assets. Due to the rapid technological advancement in the telecommunications industry, as well as Telkom’s plan to migrate to a next generation network over the next few years, the estimation of useful lives could differ significantly on an annual basis due to unexpected changes in the roll-out strategy. The impact of the change in the expected useful life of property, plant and equipment is described more fully in note 5.6 of the consolidated financial statements of the Telkom Group. The estimation of residual values of assets is also based on management’s judgment whether the assets will be sold or used to the end of their useful lives and what their condition will be like at that time.
For intangible assets that incorporate both a tangible and intangible portion, management uses judgment to assess which element is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.
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
Where impairment indicators exist, the determination of the recoverable amount of a cash generating unit requires management to make assumptions to determine the fair value less costs to sell and value in use. Key assumptions on which management has based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use include projected revenues, gross margins, average revenue per asset component, capital expenditure, expected customer bases and market share. The judgments, assumptions and methodologies used can have a material impact on the fair value and ultimately the amount of any impairment.
Asset retirement obligations
Management judgment is exercised when determining whether an asset retirement obligation exists, and in determining the present value of expected future cash flows and discount rate when the obligation to dismantle or restore the site arises, as well as the estimated useful life of the related asset.
Financial assets
At each balance sheet date management assesses whether there are indicators of impairment of financial assets, including equity investments. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management judgment is required when determining the expected future cash flows. To determine whether the decline in fair value is prolonged, reliance is placed on an assessment by management regarding the future prospects of the investee. In measuring impairments, quoted market prices are used, if available, or projected business plan information from the investee for those financial assets not carried at fair value.
Impairment of receivables
An impairment is recognized for estimated losses firstly on an individually significant trade receivable and secondly on a group of trade receivables with similar credit risk that are assessed to be impaired based on objective evidence as a result of one or more events that occurred during the reporting period. For those customers which have defaulted management makes judgments based on an assessment of their ability to make payments based on credit worthiness and historical write-off experience. Should the financial condition of the customers change, actual write offs could differ significantly from the impairment.
Taxation
Management judgment is exercised when determining the probability of future taxable profits which will determine whether deferred tax assets should be recognized or derecognized. The realization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, taking into account any legal restrictions on the length and nature of the taxation asset. When deciding whether to recognize unutilized taxation credits, management needs to determine the extent that future payments are likely to be available for set-off. In the event that the assessment of future payments and future utilization changes, the change in the recognized deferred taxation assets must be recognized in profit or loss.
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
The growth of the Telkom Group, following its geographical expansion into other African countries over the past few years, has made the estimation and judgment more challenging. The resolution of taxation issues is not always within the control of the Telkom Group and it is often dependent on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Telkom Group operates. Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and the current taxation payments. Group entities are regularly subject to evaluation, by the relevant tax authorities, of its historical tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules to the business of the relevant Group entities. These disputes may not necessarily be resolved in a manner that is favorable for the Telkom Group. Additionally the resolution of disputes could result in an obligation for the Telkom Group that exceeds management’s estimate.
Deferred taxation rate
Management makes judgments on the tax rate applicable based on the Group’s expectations at balance sheet date on how the asset is expected to be recovered or the liability is expected to be settled.
Employee benefits
The Group provides defined benefit plans for certain post-employment benefits. The Group’s net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered. The obligation and assets related to each of the post retirement benefits are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 30 to the consolidated annual financial statements. The assumptions determined by management make use of information obtained from the Group’s employment agreements with staff and pensioners, market related returns on similar investments, market related discount rates and other available information. The assumptions concerning the expected return on assets and expected change in liabilities are determined on a uniform basis, considering long-term historical returns and future estimates of returns and medical inflation expectations. In the event that further changes in assumptions are required, the future amounts of post retirement benefits may be affected materially.
The discount rate used reflects the average timing of the estimated defined benefit payments. The discount rate is based on long term South African government bonds with the longest maturity period as reported by the Bond Exchange of South Africa. The discount rate is expected to follow the trend of inflation.
The overall expected rate of return on assets is determined based on the market prices prevailing at that date, applicable to the period over which the obligation is to be settled.
Telkom provides equity compensation in the form of the Telkom Conditional Share Plan to its employees. The related expense and reserve are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 30 of the Telkom Groups consolidated financial statements. The assumptions include employee turnover percentages and whether specified performance criteria will be met. Changes to these assumptions could affect the amount of expense ultimately recognized in the consolidated financial statements.
Management judgment is required when recognising and measuring provisions and when measuring contingent liabilities as set out in notes 29 and 39 of the consolidated annual financial statements, respectively. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgment. The Group is required to recognize provisions for claims arising from litigation when the occurrence of the claim is probable and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgments regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

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
In accordance with Telkom’s articles of association, the Government, as the holder of the class A ordinary share, and the Public Investment Corporation, as the beneficial holder of the class B ordinary share, are entitled to appoint directors based on the percentage of the issued ordinary shares owned by them. As of the date hereof, the Government is entitled to appoint five directors, including two executive directors, and the Public Investment Corporation is entitled to appoint one executive or non-
executive director to Telkom’s board of directors. Telkom’s shareholders are entitled to appoint, in a general meeting, that number of directors, if any, that are not appointed by the holder of the class A ordinary share, the holder of the class B ordinary share or the board of directors. The shareholders in a general meeting are not entitled to fill a vacancy created by a director appointed by either the holder of the class A ordinary share or the class B ordinary share. If, as of March 4, 2011, the class A ordinary share and class B ordinary share have not otherwise been converted into ordinary shares under the terms of Telkom’s articles of association, they will be so converted and the rights of the
Government and the Public Investment Corporation as holders of the class A ordinary share and class B ordinary share, respectively, including their rights to appoint members of Telkom’s board of directors will be terminated.
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
As of June 29, 2007, the Public Investment Corporation beneficially owned 15.2% of Telkom’s issued and 15.8% of Telkom’s outstanding ordinary shares and the class B ordinary share that it had acquired from Thintana Communications, plus an additional 6.4% of Telkom’s issued and 6.7% of

Telkom’s outstanding ordinary shares that it had acquired in the market, and the Elephant Consortium beneficially owned 7.0% of Telkom’s issued and 7.4% of Telkom’s outstanding ordinary shares. The
Public Investment Corporation is not a “significant shareholder” of Telkom, however, it is entitled to appoint one executive or non-executive director to Telkom’s board of directors, as the holder of the class B ordinary share. As of June 29, 2007, the Government of the Republic of South Africa owned
38.9% of Telkom’s issued and 40.6% of Telkom’s outstanding ordinary shares, plus the class A ordinary share, and is entitled to appoint five directors, including two executive directors, to Telkom’s board of directors and is the only “significant shareholder” of Telkom.
Directors
The following resignations and appointments to the Telkom Board of Directors occurred since
April 1, 2006:
Resignations
Date of resignation
TCP Chikane June 19, 2006
NE Mtshotshisa October 31, 2006
LRR Molotsane April 5, 2007
PL Zim April 11, 2007
Appointments
Date of appointment
KST Matthews June 19, 2006
SL Arnold November 1, 2006
RJ September May 8, 2007
MJ Lamberti May 29, 2007
The following are Telkom’s directors as of March 31, 2007. All of Telkom’s directors are citizens of the Republic of South Africa.
Year
South African
of
business
Expiration of
Year of
Name
birth
address
Position
term of office
appointment
Shirley Lue Arnold
(1)
1960
Telkom Towers North
Chairperson of the
2009
2006
152 Proes Street
Board; Non-
Pretoria,
executive Director
0002
Papi Molotsane
(2)
1959
Telkom Towers North
Chief Executive
2008
2005
152 Proes Street,
Officer;
Pretoria,
Executive Director
0002
Dumisani Tabata
(1)
1955
269 Oxford Road,
Non-executive
2007
2004
Illovo, 2196
Director
Yekani Tenza
(1)
1957
5th Floor, Carlton
Non-executive
2007
2004
Centre,
Director
150 Commissioner
Street,
Johannesburg, 2001

Year
South African
of
business
Expiration of
Year of
Name
birth
address
Position
term of office
appointment
Thabo Mosololi
(3)
1969 Palazzo Towers East, Non-executive 2007 2004
Montecasino Director
Boulevard, Fourways,
2055
Lazarus Zim
(3)(4)
1960 44 Main Street, Non-executive 2007 2004
Johannesburg, 2001 Director
Marius Mostert
(1)
1959 JGM House Non-executive 2007 2004
5th Floor Director
72 Grayston Drive
Sandton 2196
Tshepo Mahloele
(5)
1967 Glenfield Office Park Non-executive 2007 2004
Block C 1st Floor Director
Sprite Avenue
Faerie Glen, 0043
Sibusiso Luthuli
(3)
1973 14 Crompton Street, Non-executive 2008 2005
Pinetown, Director
3600
Brahm du Plessis
(3)
1955 41 St. John Road Non-executive 2007 2004
Houghton, 2041 Director
Keitumetse Matthews
(1)
1951 Shop G4, Richmond Non-executive 2009 2006
Centre, Main Road, Director
Plumstead,
Cape Town, 7800
In addition, the following directors were appointed to the board after March 31, 2007:
Reuben September 1957 Telkom Towers North Acting Chief Executive See 2007
152 Proes Street Officer, Executive Note 6
Pretoria, Director
0002
Mark Lamberti 1950 54 Oxford Avenue Non-executive Director Until 2007
Sandhurst, Sandton next AGM
2196 in 2007
(1) Government representative.
(2) Resigned April 5, 2007.
(3) Independent.
(4) Resigned April 11, 2007.
(5) Public Investment Corporation representative.
(6) Dependant on the appointment of a chief executive officer.
Shirley Lue Arnold was appointed to the board on November 1, 2006 as chairperson and non-executive director. Ms. Arnold has served as a non-executive director and chairperson of the
Empowerment Committee of Peermont Global Ltd since July 2004. Ms. Arnold is a member of the
Chairpersons Forum, Gordon Institute of Business and also a member of the Independent Directors
Initiative and the Institute of Directors in South Africa. She is a trustee of the Thutuka Bursary Fund
(SAICA) and the Maths Centre, and is also a patron of the Student Sponsorship Programme.
Ms. Arnold was a non-executive director of Ernst & Young South Africa from February 2002 to
April 2006 and acting chairperson from February 2005 to April 2006. She was also a member of the accounting firm’s nominations committee from November 2004 to April 2006. Ms. Arnold holds a
Bachelor of Arts degree and a Certificate in Education.

Papi Molotsane was appointed to the board and as chief executive officer in September 2005 and left the employment of Telkom on April 5, 2007. Prior to joining Telkom, he was the Group
Executive of Transnet from February 2003 to August 2005 and chief executive officer of Fedics from
January 1999 to January 2003. Mr. Molotsane has a broad-based professional background in engineering, systems, operations, sales, marketing and human resources. Mr. Molotsane is currently a director of SA America’s Cup Challenge. Previously he acted as a director of Arivia.kom, and Fike
Investment (Pty) Limited. Mr. Molotsane has a Bachelor of Science in Business Services, a Bachelor
of Engineering Technology and Master of Science in Business Administration. Mr. Molotsane also completed the Stanford Executive Program in the USA. Mr. Molotsane was also a director of
Vodacom.
Dumisani Tabata was appointed to the board on September 20, 2004. Mr. Tabata is a director and founding member of Smith Tabata Incorporated. He was admitted as an attorney in 1984 and specializes in constitutional litigation and administrative law. Mr. Tabata has acted as a High Court
Judge and has served on the executive board of National Association of Democratic Lawyers. He is chairman of STRB Attorneys in Johannesburg, director of the ABSA regional advisory board (Eastern
Cape), and a director of Smith Tabata Buchanan Boyes. Mr. Tabata holds a Bachelor of Procuration and LLB degrees.
Yekani Tenza was appointed to the board on September 20, 2004. He has more than 15 years business experience ranging from manufacturing industry to the financial sector, particularly in the formulation and implementation of strategy. He has extensive experience in the healthcare sector having been the executive director of Medscheme Holding (then, the largest medical scheme administrator in South Africa). He is the former chief executive officer of Bonitas Medical Aid Fund and served as President and chief executive officer of Foskor Limited (largest producer of phosphoric acid in South Africa). He is a current non-executive director of the Gas Corporation of South Africa (iGas)
and a former director of PetroSA Limited. Mr. Tenza holds a Bachelor of Commerce Bachelor of
Accounting Science (Honors) and a MBA and he is a Certified Public Accountant (USA).
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
He serves as chairman of the Board of Trustees for the Education Foundation and NGO involved in the Curriculum Development and policy research on education in South Africa. Mr. Mosololi holds a
Diploma in Project Management, MAP, EDP and is a Chartered Accountant (South Africa).
Lazarus Zim was appointed to the board on October 15, 2004 and resigned on April 11, 2007.
Mr. Zim has served as the chairman of Kumba Iron Ore since February 2004 and serves on the boards of Anglo-American SA Limited, AngloGold Ashanti Limited, Mondi SA Limited and Sanlam
Limited. Mr. Zim is also president of the Chamber of Mines. Previously, he was the chief executive officer of Anglo American South Africa Limited from February 2005 until April 2006. Mr. Zim has in-depth knowledge of the African communications markets as he previously worked as the managing director of MTN International. In this role he was responsible for operations outside of South Africa, including the establishment of MTN in Nigeria. Prior to this, he was chief executive officer of MIH
South Africa. Mr. Zim holds a Bachelor of Commerce (Honors) and a Masters in Commerce.
Marius Mostert was appointed to the board on September 20, 2004. Dr. Mostert is the group financial director of Decillion Limited and is responsible for its South African operations. Prior to joining
Decillion, Dr. Mostert was financial director of PSG Investment Bank and executive vice president, professional services at the Industrial Development Corporation. Dr. Mostert holds a Bachelor of
Commerce (Cum Laude), Bachelor of Commerce (Honors) (Investment Management), MBA
(Cum Laude), Doctorate in Commerce and is a Chartered Accountant (South Africa). Dr. Mostert is
also a director of Vodacom.

Tshepo Mahloele was appointed to the board on November 29, 2004. Mr. Mahloele has extensive experience in corporate and project finance. Mr. Mahloele currently leads the Pan-African infrastructure development fund being established by the Pubic Investment Corporation. Mr. Mahloele
has also served as the deputy chairman of Circle Capital Ventures (Proprietary) Limited since
June 2006. Mr. Mahloele was head of corporate finance at the PIC and Isibaya Fund from
August 2003 to January 2006. He was previously a private sector investments manager at DBSA and has worked for the Commonwealth Development Corporation, where he was involved in the capital funding for infrastructure projects. Mr. Mahloele holds a Bachelor of Procurationis.
Brahm du Plessis was appointed to the board on December 2, 2004. Advocate du Plessis has been a practicing advocate at the Johannesburg Bar since 1987, specializing in intellectual property law. Prior to that he was a senior lecturer in Roman-Dutch Law at the University of Cape Town. He
was a founder member of the CDRT (Community Dispute Resolution Trust) and is past chairman of the Johannesburg branch of NADEL. He has published a law journal article on the Contracts in
Restraint of Trade in Roman and Roman-Dutch Law. Advocate du Plessis is a member of Advocates for Transformation and a member of the Johannesburg Bar Council. Advocate du Plessis holds
Bachelor of Arts and LLB degrees from the University of Stellenbosch and an LLM degree from the
University of London (LSE).
Sibusiso Luthuli was appointed to the board on July 29, 2005. Mr. Luthuli is the managing director of Ithala Limited, a position he was appointed to in July 2004. Prior to that he was finance director of Ithala Limited from January 2004 to June 2004. Other positions Mr. Luthuli held include that of executive manager at Nedbank Corporate from April 2000 to December 2003. He is non-executive chairman of Enaleni Pharmaceuticals Limited, chairman of the University of KwaZulu-Natal Audit
Committee, a member of the University of KwaZulu-Natal Council, director of Richards Bay Industrial
Development Zone (IDZ) Company, member of Thekweni Municipality Audit Committee, director of
Luthuli & Luthuli Investments (Proprietary) Limited, trustee of Amathuli Trust and member of the KZN
Provincial Government audit committee. Mr. Luthuli holds a Bachelor of Commerce degree from the
University of Zululand, a post graduate diploma in Accountancy from the University of Durban
Westville, and is a qualified Chartered Accountant (South Africa).
Keitumetse Matthews was appointed to the board on June 19, 2006. Ms. Matthews is a businesswoman and has been a member of Keida Children’s Books CC since April 2006. Ms.
Matthews was chief legal advisor for the South African Broadcasting Corporation from March 2002 to
September 2005. In April 2000, she was appointed special advisor to the Minister of Communications until February 2002. Other positions that Ms. Matthews has held include that of legal advisor at Midi
Television, housing lawyer at the London Borough of Lambert Legal Services and copyright lawyer at
British Broadcasting Corporation. Ms. Matthews is a Barrister-at-Law and also holds a Bachelor of
Arts (Honors) degree.
Reuben September was appointed to the board on May 8, 2007 following his appointment as acting chief executive officer on April, 5, 2007. Previously, he served as chief operating officer since
September 2005, as chief technical officer from May 2002 until August 2005 and as managing executive of technology and network services from March 2000 to April 2002. He has worked in various engineering and commercial positions at Telkom since 1977. He is a member of the
Professional Institute of Engineers of South Africa (ECSA) and holds a Bachelor of Science degree in
Electrical and Electronic Engineering from the University of Cape Town. Mr. September is also a director of Vodacom.
Mark Lamberti was appointed to the board on May 29, 2007. Mr. Lamberti is the deputy chairman of the board and chief executive officer of Massmart Holdings Limited, a company he founded 19 years ago and of which he was the largest private shareholder until recently. Mr. Lamberti stepped down as chief executive officer and was appointed non-executive chairman on July 1, 2007.

Mr. Lamberti currently serves as a non-executive director of Allied Electronics Corporation Limited and
Business Leadership South Africa and is co-chairman of the Consumer Goods Council of South
Africa. Mr. Lamberti holds a Bachelor of Commerce degree from the University of South Africa, a
Masters degree in Business Administration from the University of the Witwatersrand and is an alumnus of the Harvard Graduate School of Business Administration where he completed the
Presidents Program in Leadership.
Alternate directors of Telkom
No alternative directors have been appointed as of the date hereof.
Senior management of Telkom
The following are members of senior management of Telkom as of March 31, 2007:
Year of
Year of
Name
birth
Position
employment
Papi Molotsane
(1)
(left the employment of
Telkom on April 5, 2007)
1959 Chief Executive Officer 2005
Kaushik Patel 1962 Chief Financial Officer 2000
Reuben September
(1)(2)
1957 Chief Operating Officer 1977
Wallace Beelders
(resigned March 31, 2007)
1959 Chief Sales and Marketing Officer 1977
Thami Msimango
(resigned March 31, 2007)
1966 Chief Technical Officer 1984
Mandla Ngcobo
(resigned April 1, 2007)
1960 Chief Corporate Affairs 1998
Motlatsi Nzeku 1961 Chief Information Officer 1994
(1)
Biography set forth above.
(2)
Appointed acting Chief Executive Officer on April 5, 2007.
In addition, the following persons were appointed after March 31, 2007:
Ouma Rasethaba
(appointed May 1, 2007)
1960 Acting Chief Corporate Affairs 2006
Godfrey Ntoele
(appointed April 1, 2007)
1960 Acting Chief Sales and Marketing Officer 1997
Bashier Sallie
(appointed April 1, 2007)
1967 Acting Chief Technical Officer 1986
The business address of each of Telkom’s executive officers is Telkom Towers North, 152 Proes
Street, Pretoria, South Africa 0002.
Kaushik Patel was appointed chief financial officer in January 2004. He joined Telkom and served as deputy chief financial officer since December 2000. Prior to joining Telkom, he served as financial director for Teba Bank Limited from April 1999 to November 2000 and finance executive for the African Bank Limited since March 1998. He holds a Bachelor of Accounting Science (Honors)
degree from the University of South Africa and is a Chartered Accountant (South Africa). Mr. Patel is
also an alternate non-executive director of Vodacom.
Wallace Beelders was appointed chief sales and marketing officer in December 2005 and resigned on March 31, 2007. He joined Telkom in 1977 and previously held the position of managing executive for corporate, key and global markets from October 2004 to November 2005. Previously,
Mr. Beelders was managing executive of international and special markets from December 2000 to
September 2004. He holds a Masters Diploma in Technology from the Pretoria Technikon.

Thami Msimango was appointed chief technical officer in September 2005 and resigned on
March 31, 2007. Mr. Msimango joined Telkom in 1984 and has held a number of positions in Telkom.
Previously, he was managing executive of technology and network services from July 2003 to
September 2005 and executive Technology, Direction and Integration from June 2002 to June 2003.
Mr. Msimango has been involved in the information and communication technology sector for the past
22 years beginning his career in the former Department of Posts and Telecommunications in 1984.
Mr. Msimango has taken a number of management programs at various higher education institutions.
Mr. Msimango was a non-executive director of Swiftnet (Pty) Ltd and Telkom Media (Pty) Ltd.
Mandla Ngcobo was appointed as chief corporate affairs officer in September 2005 and resigned on March 31, 2007 to join Telkom Media (Pty) Ltd. Previously, he was the group legal executive from
September 2000 to August 2005. Mr. Ngcobo is an admitted attorney of the High Court. Prior to joining Telkom he was in private practice in Durban and Johannesburg for approximately ten years.
Mr. Ngcobo qualified with an LLB degree from Natal University in 1985 and in 2001 graduated with an
LLM in Company Law at Wits University. Mr. Ngcobo was a trustee of the Telkom Retirement Fund until November 30, 2005. He is also a past General Secretary of the Black Lawyers Association,
Gauteng branch. Mr. Ngcobo has served as a non-executive director at Brait South Africa following the acquisition of a 26% interest of Brait by Sithongo Consortium. Mr. Ngcobo is also a director of
Representative Investments (Pty) Limited which is part of the Sithongo consortium. He also sits on the
Brait Audit Committee. Mr. Ngcobo is a former member of the SAFA 2010 World Cup Board and is currently a member of the remuneration sub-committee of the 2010 World Cup Local Organizing
Committee.
Motlatsi Nzeku was appointed chief information officer in March 2006. Previously, he was group executive of procurement since November 2004 and managing executive of customer services from
April 2001 to October 2004. He holds a Bachelor of Science in Mathematics and Physics and a
Bachelor of Engineering degree.
Ouma Rasethaba was appointed as acting chief corporate affairs officer on May 1, 2007. She joined Telkom in February 2006 serving as group executive of regulatory and public policy. Prior to joining Telkom she practised as an advocate of the High Court of South Africa. She also held the position of special director of Public Prosecutions at the National Prosecuting Authority from February
2000 to January 2006. She holds a Bachelors degree in law (B.Proc.) from the University of the North, an Honours degree in law (LLB) from the University of the Witwatersrand, a Masters degree in law
(LLM) from the University of Pretoria as well as a Higher Diploma in Company Law from the University of the Witwatersrand. She is non-executive director and chairman and member of the audit committee of TDS Directory Operations (Pty) Limited.
Bashier Sallie was appointed acting chief technical officer on April 1, 2007. Previously, he served as managing executive for network field operations from January 2006 to March 2007, managing executive for network service management from April 2004 to December 2005, managing executive data services from January 2002 to March 2004 and executive for telematics from February 1999 to
December 2001. He joined Telkom in 1986, starting his career in the former Department of Posts and
Telecommunications and served most of his early tenure in technology and network services. He completed the Management Advancement Program at the Graduate School of Business Leadership at
the University of the Witwatersrand.
Godfrey Ntoele was appointed acting chief sales and marketing officer on April 1, 2007. He has also served as managing executive, retail business since December 2000. Previously, he served as executive, national accounts, government accounts and head of sales, government and utilities from
August 1999 to November 2000. Before joining Telkom, Mr. Ntoele was the sales and marketing director at Nampak. Mr. Ntoele obtained a Bachelor of Arts degree in Law at the University of Fort
Hare in 1985, completed the Management Development Program at Rhodes University in 1989 and
received the Program for Management Development Certificate from the Harvard Graduate School of
Business.
There are no family relationships between any of Telkom’s directors or members of senior management.

Senior management of Vodacom
The following are members of senior management of Vodacom as of March 31, 2007:
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
Mr. Knott-Craig holds a Bachelor of Science degree in Electrical Engineering (Cum Laude) from the
University of Cape Town and a Master of Business Leadership degree from the University of South
Africa and was awarded an honorary Doctorate in Business Leadership from the University of South
Africa in 2006. He was inducted as one of the eight Gold Members of the GSM Association’s 2001 inaugural “Roll of Honor” for his contribution to bringing mobile communications to South Africa. He serves as a Commissioner on the Presidential National Commission on Information Society &
Development for ICTs.
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
Shameel Aziz-Joosub has served as managing director of Vodacom (Pty) Limited since April
2005. He has served as a director and as the managing director of Vodacom Service Provider
Company (Pty) Limited since September 2000. Prior to September 2000, Mr. Aziz-Joosub worked in
Vodacom’s finance department since 1994 and was managing director of Vodacom Equipment
Company (Pty) Limited, the former handset distribution company in the Vodacom Group, before merging it with Vodacom Service Provider Company. Mr. Aziz-Joosub also serves as director of
Vodacom Group (Pty) Limited. Mr. Aziz-Joosub holds a Bachelor of Accounting Science (Honors)
degree from the University of South Africa and holds a Masters of Business Administration degree from the University of Southern Queensland, Australia, and is an Associated General Accountant and
Commercial and Financial Accountant (South Africa).
Pieter Uys has served as chief operating officer of Vodacom Group since April 2004 and managing director of Vodacom (Pty) Limited from December 2001 to March 2005. Mr. Uys holds a
Bachelor of Science degree in Engineering and a Masters degree in Engineering from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business
School. Mr. Uys joined Vodacom in 1993 as a member of the initial engineering team.

Reserved matters
Pursuant to Telkom’s articles of association, for so long as the Government is a significant shareholder, neither Telkom nor any of its subsidiaries may take action with respect to certain reserved matters unless authorized by the board, if, and to the extent that, the matters are not within the scope of the exclusive powers and authority delegated to the operating committee, which has been replaced by the executive committee, referred to below. In addition, the authorizing resolution of the board relating to any Government reserved matter must have received the affirmative vote of at least two of the directors appointed by the Government. The following are Government reserved matters:
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

COMPENSATION
Compensation of directors
The following table sets forth in Rands, the cash and non-cash compensation, paid by Telkom to its executive and non-executive directors in the year ended March 31, 2007:
Performance
Fringe
bonus
and other
Fees
Remuneration
benefits
Total
ZAR
ZAR
ZAR
ZAR
ZAR
2007
Emoluments per director:
Non-executive
2,641,168
–
–
–
2,641,168
NE Mtshotshisa (resigned
October 31, 2006)
463,050 – – – 463,050
SL Arnold (appointed
November 1, 2006)
353,719 353,719
TCP Chikane (resigned
June 19, 2006)
32,670 32,670
B du Plessis 213,367 – – – 213,367
TD Mahloele 166,667 – – – 166,667
TF Mosololi
(1)
214,417 – – – 214,417
M Mostert
(2)
232,417 – – – 232,417
DD Tabata 175,367 – – – 175,367
YR Tenza 321,767 – – – 321,767
PL Zim (resigned
April 11, 2007)
152,667 – – – 152,667
PSC Luthuli 205,417 205,417
K Matthews (appointed
June 19, 2005)
109,643 109,643
Executive 2,272,785 – 1,653,202 3,925,987
LRR Molotsane
(3)
2,272,785 – 1,653,202 3,925,987
(left the employment of Telkom
on April 5, 2007)
Total emoluments –
Paid by Telkom 2,641,168 2,272,785 – 1,653,202 6,567,155
(1)
Paid to Tsogo Sun Limited.
(2)
In addition to these amounts Vodacom paid Mr. M Mostert R350,000 for fees as a director during the 2007 financial year.
(3)
Included in fringe and other benefits is a pension contribution for LRR Molotsane of R295,462 (2006: R162,597) paid to the Telkom Retirement Fund. The performance bonus and share allocation for the 2007 financial year is in the process of being concluded.
In the year ended March 31, 2007, the aggregate consolidated compensation of Telkom’s directors and senior management (19 persons), paid or accrued, was R41.7 million which includes remuneration, bonuses, termination, fringe and other benefits paid to directors and members of senior management who resigned or were replaced during the year.
The Telkom Group set aside or accrued R1.3 million to provide pension, retirement and similar benefits for its directors and senior management (19 persons) in the year ended March 31, 2007, including directors and members of senior management who resigned or were replaced during the
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
The individual award is based on the performance of the individual. Payment of bonuses for the 2007 financial year took place in June 2007.
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
Service agreements
Telkom had a service agreement with Papi Molotsane. The service agreement with Mr. Molotsane had a three year term with a six months’ notice period by either party, which would have ended on
August 31, 2008. Telkom’s service agreement with Papi Molotsane terminated when he left Telkom’s employment on April 5, 2007. All other members of the executive committee have indefinite service employment contracts with a three month notice period by either party.
Retention agreement
There are currently no retention agreements in place between Telkom and its members of senior management.
Incentive plans
At Telkom’s Annual General Meeting held on January 27, 2004, Telkom’s shareholders approved a conditional share plan for all employees. A maximum of 22,281,272 ordinary shares were permitted to be made available for purposes of the plan, with 15,816,516 ordinary shares remaining available for grant as of March 31, 2007 representing approximately 3.0% of Telkom’s issued ordinary share capital as of March 31, 2007. Allocation to management employees in terms of this plan shall not exceed 2%
of Telkom’s issued ordinary share capital. The remaining 2% is reserved for the remainder of the staff.
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
The number of shares ultimately awarded to the employee, however, is dependent upon the extent to which the employee meets certain performance criteria and, in any event, must not exceed the number awarded. For a management employee, the performance criteria must be met over three years. For a non-management employee, the performance criteria must be met for one-third of his or her shares at the end of two years, for the next third at the end of three years and for the last third at the end of four years, each from the date of his or her conditional contract. At the end of these periods, the rights of the employees will vest, provided that each performance criterion has been met and the employee is still a Telkom employee. Subject to the board’s discretion, if the employment is terminated due to death, other than suicide, workforce reduction where he or she does not receive a voluntary severance package, outsourcing, normal retirement or workforce reduction due to ill health, his or her rights will remain unaffected; otherwise, the employee will lose his or her rights to acquire any shares apart from the rights that have already vested. Subject to the board’s discretion, the board may decide to make a cash payout based on certain criteria for employees who accept voluntary service packages pursuant to the workforce reduction program. Rights to acquire shares that are lost are available for reissue under the conditional share plan. A Telkom employee cannot receive any dividends for awarded shares or be entitled to vote, with respect to awarded shares until their rights to shares are vested. In addition, a Telkom employee may not assign any of his or her rights or obligations under this plan.
On March 17, 2004, the Telkom Board of Directors approved guidelines for the allocation of shares. The first grant of 3,046,242 shares was made based on the following:
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
Performance
% award
Did not meet targets 0%
Met all targets 100%
Exceeded all targets 100%+*
*
Subject to Board discretion
For employees in Telkom’s collective bargaining unit, the number of ordinary shares was based on a percentage applied to the weighted average remuneration per job level, regardless of the individual’s performance as assessed through Telkom’s performance and development management system. However, the number of ordinary shares depended on a sliding scale of the Telkom financial performance, as measured by Telkom’s gain-sharing plan. The following table illustrates the sliding scale:
Overall % achievement of Telkom
financial targets
% award
Less than 90% 0%
Between 90% and 95% 50%
Between 95.1% and 99.9% 75%
100% and above 100%+*
*
Subject to Board discretion

On June 23, 2005, the Telkom board of directors approved the second grant of 2,024,465 shares under the conditional share plan. The second allocation was made based on the following:
•  the Telkom share price on the JSE based on the last ten trading days prior to the allocation date of June 1, 2005;
•  the individual performance assessment of employees on the management levels for the 2005 financial year;
•  the total remuneration packages of employees as at April 1, 2005; and
•  Telkom’s final financial results for the 2005 financial year.
The Telkom board approved a grant of 1,825,488 shares with effect from June 2, 2006 to employees pursuant to the Telkom conditional share plan. The third allocation was made based on the following:
•  the Telkom share price on the JSE based on the last ten trading days prior the allocation date of
June 1, 2006;
•  the individual performance assessment of employees on the management levels for the 2006 financial year;
•  the total remuneration packages of employees as of April 1, 2006; and
•  Telkom’s final financial results for the 2006 financial year.
On June 2, 2006, the board of directors also approved, pursuant to the conditional share plan, the vesting of one third of the 2004 financial year conditionally allocated shares for non-management employees, which was two years after the initial allocation. As a result, 450, 505 ordinary shares granted for the 2004 fiscal year vested.
On June 8, 2007, the board of directors also approved, pursuant to the conditional share plan, the vesting of a further one third of the 2004 financial year conditionally allocated shares for non-
management employees, which was three years after the initial allocation, one third of the 2005 financial year conditionally allocated shares for non-management employees, which was two years after the initial allocation, as well as the 2004 financial year conditionally allocated shares for management employees, which was three years after the initial allocation. As a result, approximately
1.7 million ordinary shares granted for the 2004 and 2005 fiscal years, vested.
The allocation of shares under the conditional share plan for the 2008 financial year is expected to be submitted to the September 2007 board meeting for approval.

BOARD PRACTICES
Corporate governance statement
The board is committed to ensuring that the affairs of Telkom are conducted with integrity and in accordance with principles set out in the King Report on Corporate Governance 2002, or King II, and
the Sarbanes Oxley Act of 2002.
Compliance with the King Code and JSE Listings Requirements
By virtue of its listing on the JSE, Telkom is obliged to comply with the Code of Corporate
Practices and Conduct contained in King II and in accordance with the new JSE Listings
Requirements which came into effect on September 1, 2003. Telkom is required to disclose the extent of its new compliance with King II and provide reasons for non-compliance.
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
The board of directors
The board of directors comprised one executive and ten non-executive directors as of
June 30, 2007. The Government and the Public Investment Corporation are the holders of the class A and class B ordinary shares, respectively. Based on their ordinary shareholding and their holding of the class A and class B shares, the Government is entitled to appoint five directors, including two executive directors, and the Public Investment Corporation is entitled to appoint one executive or non-executive director, to the board, as of June 30, 2007.
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
The board encourages attendance at annual general meetings by the directors and members of management. A majority of directors, one of whom must be a representative of the Class A Ordinary
Share is required for a quorum for board meetings.
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
Directors’ attendance of board meetings
Four scheduled board meetings and three special meetings were held during the 2007 financial year. The following table presents the possible meetings based on the appointment and resignation of members.
Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Non-executive
NE Mtshotshisa (Chairman)
(resigned October 31, 2006)
2 2 1 1
TCP Chikane (resigned June 19, 2006) 1 0 0 0
SL Arnold (appointed November 1, 2006) 2 1 2 2
TD Mahloele 4 3 3 2
M Mostert 4 4 3 3
DD Tabata 4 4 3 3
YR Tenza 4 4 3 3
B du Plessis 4 4 3 3
TF Mosololi 4 2 3 2
PL Zim (resigned April 11, 2007) 4 1 3 3
PSC Luthuli 4 4 3 3
KST Matthews (appointed June 19, 2006) 3 3 3 2
Executive
LRR Molotsane (left the employment of Telkom
on April 5, 2007)
4 4 3 3
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
The following were the members of the executive committee as of June 30, 2007:
• RJ September (Acting Chairman);
• KR Patel;
• GJ Rasethaba;
• MB Sallie;
• SG Ntoele; and
• MJ Nzeku.
Members’ attendance of executive committee meetings
Five scheduled executive committee meetings and six special meetings were held during the
2007 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Existing members
KR Patel
5 5 6 6
RJ September (Acting Chairman) 5 4 6 4
MJ Nzeku 5 4 6 6
SG Ntoele (appointed April 1, 2007) n/a n/a n/a n/a
MB Sallie (appointed April 1, 2007) n/a n/a n/a n/a
GJ Rasethaba (appointed May 1, 2007) n/a n/a n/a n/a
Resignations
LRR Molotsane (left the employment of Telkom
on April 5, 2007)
5 5 6 5
W Beelders (resigned March 31, 2007) 5 5 6 6
TG Msimango (resigned March 31, 2007) 5 4 6 4
BMC Ngcobo (resigned April 1, 2007) 5 3 6 6
(1) The table represents the possible meetings based on the appointment and resignation dates of members.

Audit and risk management committee
The audit and risk management committee comprises five non-executive directors.
A non-executive director who is not the chairman of the board chairs the committee. No member of the audit and risk management committee may, other than in his or her capacity as a member of that committee, the board or any other committee of the board, accept any consulting, advisory or other compensatory fee from Telkom or any subsidiary of Telkom or be an affiliated person of Telkom or any subsidiary or vendor of Telkom. See Directors’ Interest in note 40 of the Consolidated Financial
Statements.
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
•   conduct internal audits;
•   review the interim and annual consolidated financial statements;
•   review the annual report on Form 20-F;
•   review and recommend changes to Telkom’s statutory audit;
•   monitor Telkom’s internal accounting and auditing systems;
•   monitor compliance with laws;
•   conduct a corporate governance audit; and
•   review and monitor Telkom’s risk management performance and provide a high-level risk assessment for the board on an ongoing basis.
Telkom’s audit and risk management committee adopted a pre-approval policy for services by external company auditors, which does not allow for certain services, including bookkeeping, financial system design, valuation services, actuarial services, internal audit outsourcing services and legal services not related to the audit. The committee also pre-approves proposed audit related services, tax services and other permissible services. The pre-approval policy requires all auditing and non audit services provided by Telkom’s external auditors to be pre-approved by the audit and risk management committee. During the 2005 financial year, the committee pre-approved the engagement of the independent auditors to provide audit services for a three-year term which was extended through the 2008 financial year. The chairman of the audit and risk management committee is the primary member of the audit and risk management committee that has the authority to pre-approve audit and non audit services outside of the meetings and, in his absence, any member of the audit and risk management committee.

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
The following are the members of the audit and risk management committee as of June 30, 2007:
• YR Tenza (Chairman);
• TF Mosololi;
• M Mostert;
• PSC Luthuli; and
• MJ Lamberti.
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
Members’ attendance of audit and risk management committee meetings
Four scheduled audit and risk management committee meetings and two special meetings were held during the 2007 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Existing members
YR Tenza (Chairman)
4 4 2 2
M Mostert 4 3 2 1
TF Mosololi 4 2 2 1
PSC Luthuli 4 4 2 0
MJ Lamberti (appointed May 29, 2007) n/a n/a n/a n/a
(1) The table represents the possible meetings based on the appointment and resignation dates of members.
Human resources review and remuneration committee
The human resources review and remuneration committee consists of a majority of non-executive directors and is chaired by the chairman of the board. The human resources review and remuneration committee reviews the terms upon which Telkom’s executive directors and senior management are employed and compensated and upon which Telkom’s non-executive directors and executive directors are compensated and make recommendations to the board with respect to such matters. Actions of the human resources review and remuneration committee must be approved by a majority vote of its members. In the event of a tie, the chairperson of the human resources review and remuneration committee shall have a casting vote.

The following are members of the human resources review and remuneration committee as of
June 30, 2007:
• SL Arnold (Chairperson);
• DD Tabata;
• TD Mahloele;
• B du Plessis;
• KST Matthews; and
• MJ Lamberti.
Members’ attendance of human resources review and remuneration committee meetings
Four scheduled human resources review and remuneration committee meetings and one special meeting were held during the 2007 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Existing members
SL Arnold (Chairperson)
(appointed November 1, 2006)
2 2 1 1
TD Mahloele 4 2 1 1
B du Plessis 4 4 1 1
DD Tabata 4 3 1 1
MJ Lamberti n/a n/a n/a n/a
Ex-officio non-voting member
CK Mokoena (Group Executive: Human Resources)
4 3 n/a n/a
RJ September (appointed April 5, 2007) n/a n/a 1 0
LRR Molotsane (left the employment of Telkom on
April 5, 2007)
4 3 1 0
(1) The table represents the possible meetings based on the appointment and resignation dates of members.
At its meeting held on November 9, 2006, the board resolved that the human resource review and remuneration committee should comprise only non-executive directors. As a result
Mr. LRR Molotsane, Mr. RJ September and Ms. CK Mokoena attended meetings of the committee by invitation only.
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
Directors’ remuneration and interests are detailed in note 40 to the Telkom Group’s consolidated annual financial statements included elsewhere herein.
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
Outside the closed periods directors and officers of Telkom are required to obtain prior approval from the Chairman of the board and the company secretary before dealing in Telkom’s securities.
Where the chief executive officer needs to deal in Telkom’s shares outside closed periods, the chairman must give the approval. Where the chairman needs to deal in Telkom’s shares outside the closed periods, prior approval must be obtained from the company secretary. Directors’ dealings in
Telkom’s securities are published on SENS within the regulated timeframes. The SENS announcements that were published during the year are made available on the website
www.telkom.co.za/ir. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into or a part of this annual report.
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
The Telkom Group’s risk exposure and management thereof is discussed in note 28 the consolidated annual financial statements.
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
On June 7, 2007, Telkom’s Audit committee formalized a Disclosure Committee to oversee the
Company’s disclosures and to assist the Audit Committee, the chief executive officer and the chief financial officer in fulfilling their responsibilities in this respect.
The purpose of the Disclosure Committee is to ensure that Telkom implements and maintains internal procedures for the timely collection, evaluation and accurate disclosure, as appropriate, of information potentially subject to public disclosure under the legal, regulatory and stock exchange requirements to which it is subject and which is made available in the market place or to the investment community. Such procedures are designed to source information that is relevant to an assessment of the need to disclose developments and risks that pertain to Telkom’s businesses, and their effectiveness for this purpose to be reviewed periodically.
The membership of the Disclosure Committee is initially to be proposed by the chief financial officer and approved by the chief executive officer. Thereafter members may be replaced, or new members appointed, as required by the chief executive officer, the chief financial officer and the Audit
Committee. Notwithstanding the foregoing, the chief executive officer and chief financial officer, under exceptional circumstances may at any time assume any or all of the responsibilities of the Disclosure
Committee.
The Disclosure Committee is required to meet once a quarter commencing after June 2007 or as frequently as circumstances dictate to ensure accuracy and completeness of Telkom’s disclosure statements and to evaluate its disclosure controls that may need revision due to changes in Telkom’s organization, business lines and regulatory environment and any changes in economic or industry conditions.
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
As of March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
Telkom
28,972
25,575
25,864
(11.7)
1.1
Network and technology 21,528 19,637 19,645 (8.8) 0.0
Marketing and sales 5,210 4,099 4,254 (21.3) 3.8
Support and other 2,234 1,839 1,965 (17.7) 6.9
Subsidiaries
(1)
572
581
933
1.6
60.6
Total
29,544
26,156
26,797
(11.5)
2.5
(1) Includes 308 employees of our newly acquired subsidiary, Africa Online in the 2007 financial year.
In addition to our full time employees, Telkom had 5,807 temporary employees on March 31, 2007.
Our employees are represented by the Communication Workers Union, or CWU, the South African
Communications Union, or SACU, and the MWU-Solidarity Union. The Alliance of Telkom Unions, or
ATU, disbanded during the course of the 2007 financial year. Some of our employees also belong to other unions that are not recognized by Telkom for collective bargaining purposes, including the
Postal Union, the Society of Telkom Engineers, the South African Steel and Allied Workers Union and
the United Association of South Africa. As of March 31, 2007, approximately 69% of our total Telkom employees were union members.
Telkom is a party to a collective agreement on substantive matters covering the terms and conditions of employment of its fixed-line unionized employees and other non-management employees in Telkom’s bargaining unit, excluding our TDS Directory Operations, Swiftnet and Africa
Online subsidiaries, with ATU and CWU for the period from April 1, 2006 to March 31, 2009. In addition, Telkom signed a new collective recognition agreement with ATU and CWU in mid-2004, designed to enhance the relationship between shop stewards and management. Trade unions have resisted workforce reductions and publicly opposed our privatization and have instituted and in the future could institute work stoppages to oppose changes in our shareholding structure or gain leverage in negotiating collective bargaining agreements. Approximately 23% of Telkom’s employees participated in a work stoppage in March 2006 and approximately 31% of Telkom’s employees participated in an additional work stoppage in April 2006 with respect to compensation issues, during which period Telkom received increased reports of sabotage, vandalism and other incidents.
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
•  require large employers, such as us, to implement employment equity policies to benefit
•  previously disadvantaged groups and impose significant monetary penalties for non compliance;
and
•  provide for the financing of training programs by means of a levy grant system and a national skills fund.
We believe that investment in employee training and development is essential to implementing corporate cultural change and improving customer satisfaction. In order to improve the skill levels of our employees, we invested R425.9 million in employee training and development in the year ended
March 31, 2007.
Leadership development continues to remain our primary priority, with specific focus on previously disadvantaged groups. We have launched a number of initiatives designed to train our employees and encourage employee retention.
Employee-related expenses are a significant component of our total fixed-line operating expenses.
Fixed-line employee expenses increased 12.3% from R6.5 billion in the 2006 financial year to
R7.3 billion in the 2007 financial year primarily due to increased salaries and wages and related benefits as a result of annual average salary increases of 7.0%, a 1.1% increase in the number of employees in our fixed-line business, excluding subsidiaries, and increased payments to part time staff and contractors to meet customer centricity objectives and the deployment of next generation network objectives. The number of Telkom employees declined by approximately 31,236 positions from March 31, 1997 through March 31, 2006 and increased by 289 positions in the year ended
March 31, 2007. At March 31, 2007, we had 25,864 Telkom employees. In October 2002, Telkom and its recognized trade unions agreed to embark on a process of implementing alternative strategies and approaches to avoid and minimize job losses and to create new career opportunities for Telkom employees. In attempting to actively avoid involuntary separations as part of Telkom’s workforce reduction program, Telkom concluded collective agreements with the then ATU and CWU on
February 3, 2005 and February 11, 2005, respectively, that position a revised approach focusing on utilizing a combination of voluntary separations and a reduction in other staff-related expenditure.
Telkom had placed a moratorium on employee reductions until March 31, 2007. We will evaluate future workforce reductions based on business and operational requirements, however, we currently expect that the number of employees may increase in the future, which may result in increased employee expenses. During the 2007 financial year, Telkom entered into a three-year long-term agreement on wages and benefits with ATU and CWU until March 31, 2009. ATU has since disbanded and Telkom has signed individual collective bargaining agreements with both SACU and Solidarity.
Mobile employees
The following table sets forth the number of Vodacom’s employees as of the dates indicated.
As of March 31,
2006/2005
2007/2006
2005
2006
2007
% change
% change
South Africa 3,919 4,305 4,727 9.8 9.8
Other African 1,074 1,154 1,522 7.4 31.9
Total
(1)
4,993
5,459
6,249
9.3
14.5
(1) Vodacom had a total of 581, 469 and 183 temporary and contract employees as of March 31, 2007, 2006 and 2005, respectively. Includes 100% of Vodacom’s employees in the Democratic Republic of the Congo. Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of other African countries and excluded from Vodacom South Africa’s number of employees.

Vodacom is an equal opportunity employer committed to empowerment and has developed an employment equity policy that is available to all employees. Vodacom’s South African employees’
participation in unions was approximately 12.3% as of March 31, 2007, approximately 10.2% as of
March 31, 2006 and approximately 13.3% as of March 31,2005. Vodacom believes that the relationship between its management and its employees and labor unions is good.
SHARE OWNERSHIP
As of March 31, 2007, none of Telkom’s directors had any beneficial or non-beneficial interest in any of Telkom’s shares except as stated below:
Beneficial
Non beneficial
% of Telkom
outstanding
Directors’ shareholding
Direct
Indirect
Direct
Indirect
Total
shares
2007
Non-executive
TF Mosololi
455 455
2006
Non-executive
NE Mtshotshisa
– – – 88 88 *
TF Mosololi 455 – – – 455 *
Total
455
–
–
88
543
*
*
Less than 1%.
As of March 31, 2007, none of Telkom’s directors or senior management individually held more than 1% of Telkom’s outstanding ordinary shares.
As of March 31, 2007, Telkom’s directors and senior management (19 persons) collectively beneficially held 1,667 ordinary shares. The foregoing information does not include ordinary shares held by the Government or the Public Investment Corporation.
The following ordinary shares were allocated to members of Telkom’s senior management under its conditional share plan. These shares do not vest until three years from the date of grant subject to company performance.
June 2004
June 2005
June 2006
Total
allocation
allocation
allocation
allocation
LRR Molotsane (left the employment of Telkom
on April 5, 2007)
– – 11,457 11,457
RJ September 6,549 5,450 5,849 17,848
KR Patel 5,534 4,733 4,670 14,937
BMC Ngcobo (resigned April 1, 2007) 4,251 3,489 4,436 12,176
W Beelders (resigned March 31, 2007) 4,379 3,489 4,436 12,304
TG Msimango (resigned March 31, 2007) 3,755 3,489 4,436 11,680
MJ Nzeku 4,913 3,667 4,436 13,016
SG Ntoele 4,288 3,489 3,433 11,210
GJ Rasethaba – – 2,616 2,616
MB Sallie 4,294 3,205 3,433 10,932
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
Prior to the global offering, the Government owned 67% of Telkom’s issued and outstanding ordinary shares. As part of the global offering, on March 4, 2003, the Government granted to persons employed by Telkom on March 4, 2003 and eligible former employees of Telkom, options to purchase
11,140,636 of its ordinary shares, through the Diabo Share Trust, which were exercisable in four equal tranches over a period of three years commencing six months after March 4, 2003, which were held by the Government until exercised. On March 4, 2005, the second anniversary of Telkom’s listing,
785,160 bonus shares were allotted by the South African Government to qualifying shareholders under the Khulisa offer. Thintana Communications sold a 14.9% interest in Telkom to South African and certain international institutional investors in June 2004. In November 2004, Thintana
Communications announced that it sold its remaining 15.1% interest in Telkom, including its class B ordinary share, to the Public Investment Corporation, an investment management company wholly owned by the South African Government.
The following sets forth entities or persons known to Telkom to be the beneficial holders of
5% or more of Telkom’s issued and outstanding ordinary shares as of June 29, 2007. The following information is based on public filings and disclosures.
Number of
Percentage of class
Name of shareholder
ordinary shares
Issued
Outstanding
Government of the Republic of South Africa 207,055,865
(1)
38.9% 40.6%
Public Investment Corporation 80,742,596
(2)
15.2% 15.8%
Elephant Consortium 37,506,809 7.0% 7.4%
(1)
Includes one Class A ordinary share held in the Republic of South Africa by the Government, which represents 100% of the class.
(2)
Includes one Class B ordinary share held by the Public Investment Corporation, which represents 100% of the class.
Includes 6.4% of Telkom’s issued and 6.7% of Telkom’s outstanding ordinary shares acquired in the market.
As of March 30, 2007, ADRs evidencing approximately 1,864,129 ADSs were held of record by approximately 2 record holders. The 7,456,516 ordinary shares represented by those ADRs
(approximately 1.4% of Telkom’s issued and 1.5% of Telkom’s outstanding ordinary shares) were registered in the name of Standard Bank of South Africa. As of June 29, 2007, ADRs evidencing approximately 1,912,277 ADSs were held of record by approximately 2 record holders. The 7,649,108 ordinary shares represented by those ADRs (approximately 1.4% of Telkom’s issued and 1.5% of
Telkom’s outstanding ordinary shares) were registered in the name of Standard Bank of South Africa.
Some of these ADRs were held of record by persons outside the United States. In addition, as of

March 30, 2007, we estimate that approximately 74 million publicly traded ordinary shares were held of record outside of South Africa. Since certain of Telkom’s ADRs and ordinary shares are held by brokers or other nominees, the number of ADRs and ordinary shares held of record and the number of record holders outside of South Africa may not be representative of the location of where the beneficial holders are resident.
Telkom’s special purpose entity established to fund post retirement obligations indirectly held approximately 171,002 of Telkom’s ordinary shares as of March 31, 2007.
As authorized by its shareholders at annual general meetings held on January 27, 2004,
October 14, 2004, October 21, 2005 and October 20, 2006, Telkom is authorized to purchase up to
20% of its issued share capital. This authority is valid until Telkom’s next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter.
In the year ended March 31, 2006, Telkom repurchased 12,086,920 of its ordinary shares at a volume weighted average price of R124.31 per share, including costs. These ordinary shares have been cancelled from the issued share capital by the Registrar of Companies. Telkom repurchased
12,089,371 of its ordinary shares at a volume weighted average price of R132.04 per share, including costs, in the 2007 financial year. 1,035,506 of these shares have not been cancelled as yet from the issued share capital by the Registrar of Companies.
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
Except as stated under Item 6. “Directors, Senior Management and Employees – Share
Ownership”, none of Telkom’s directors or senior management is the beneficial owner of any of
Telkom’s ordinary share capital. Except as disclosed above, Telkom is not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and Telkom is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of Telkom. The Government, as a significant shareholder holding the class A ordinary share, has special voting rights that are more fully described in Item 6. “Directors, Senior Management and Employees” below.

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
Relationship with the Government of the Republic of South Africa
The Government of the Republic of South Africa is Telkom’s largest shareholder and is responsible for the telecommunications industry policy in the Republic of South Africa. The Ministry of
Communications has the most direct role in our business. However, we have interactions with several other Ministries, including the Ministry of Finance for matters relating to taxation, the Ministry of Labor for matters relating to employment and the Ministry of Trade and Industry for matters relating to the communications industry, particularly regarding the Codes of Good Practice on Broad Based Black
Economic Empowerment.
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
• The Ministry is responsible for the development of telecommunications policy and for proposing legislation to implement such policy, subject to supervision by the Cabinet of the Republic of
South Africa. The Ministry is also responsible for administering the Electronic Communications
Act, 36 of 2005, and the Independent Communications Authority of South Africa Act, 13 of 2000.

• Under the Electronic Communications Act, the Ministry may make policies and issue policy directions to ICASA, except in respect of the granting amendment or withdrawal of communications or broadcasting licenses. ICASA, in exercising its functions, must consider policies made or policy directions issued by the Minister.
ICASA
ICASA is the regulatory body for the telecommunications and broadcasting industries. ICASA derives its powers from the Independent Communications Authority of South Africa Act, 13 of 2000,
and, with respect to telecommunications, from the Electronic Communications Act, No. 36 of 2005, which has repealed the Telecommunications Act, 103 of 1996. ICASA serves as the primary regulatory and licensing authority for the South African telecommunications and broadcasting industries, except for specific licenses that can only be granted by the Minister of Communications.
ICASA’s primary powers under the Electronic Communications Act and the ICASA Act are to:
• conduct public inquiries in any matter relevant to the achievement of the objectives of the
Electronic Communications Act or to the performance of its functions in terms of the Electronic
Communications Act;
• plan, control and manage the radio frequency spectrum and license its usage;
• grant telecommunications licenses;
• make regulations as provided for in the Electronic Communications Act;
• approve, amend or reject agreements entered into by telecommunications licensees relating to interconnection or the leasing of telecommunications facilities, in accordance with the relevant regulations; and
• investigate and adjudicate alleged contraventions of the Electronic Communications Act, regulations or license conditions by licensees and, where appropriate, impose sanctions provided in the Electronic Communications Act.
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
Public Finance Management Act and Public Audit Act
Telkom is required to report certain aspects of its business and operations, such as its corporate and business plans, to the Minister of Communications in her capacity as executive authority of
Telkom pursuant to the PFMA and PAA. Telkom has obtained a temporary exemption from certain provisions of the PFMA until November 2007 and has been informed by the South African Auditor-
General that it will not be required to comply with the PAA until such date. Telkom has applied for an extension of its exemption from these requirements beyond November 2007. Telkom submitted an application to the National Treasury to motivate amending the PFMA so as to exclude companies listed on the JSE, such as Telkom, from the provisions of the Act while such companies remain so listed. See Item 3. “Key Information – Risk Factors – Risks Related to Regulatory and Legal Matters –

If Telkom is required to comply with the provisions of the South African Public Finance Management
Act, 1 of 1999, or PFMA, and the provisions of the South Africa Public Audit Act of 2004, or PAA,
Telkom could incur increased expenses and its net profit could decline and compliance with the PFMA and PAA could result in the delisting of Telkom’s ordinary shares and ADSs from the JSE and the New
York Stock Exchange”.
The Government of the Republic of South Africa as a customer
The departments and agencies of the Government of the Republic of South Africa in the
aggregate comprise one of our largest customers. Generally, we deal with the various departments and agencies of the Government as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. Legislation has been enacted to centralize all procurement by the Government through one agency. We estimate that in the year ended March 31, 2007, Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line revenue, excluding directory services and other revenue. If the Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.
The Government of the Republic Of South Africa Guarantees
Pursuant to Section 35 of the South African Exchequer Act, 66 of 1975, the Government of the
Republic of South Africa guaranteed Telkom’s borrowings incurred prior to 1991. As of March 31,
2007, R4.5 billion of our total indebtedness of R10.8 billion was guaranteed by the Government of the
Republic of South Africa.
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
Governance
The Vodacom joint venture agreement sets the number of directors of the board of directors of
Vodacom at a minimum of twelve. Telkom and Vodafone each have the right to appoint four directors and the remaining four directors are appointed by shareholders holding 10% or more of the issued shares of Vodacom who are a party to the joint venture agreement. Currently, the only shareholders holding beneficially 10% or more of the issued shares in Vodacom are Telkom and Vodafone.
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
In addition, each party to the Vodacom joint venture agreement has agreed that it will not own, manage or otherwise become engaged in any GSM mobile telecommunications entity or analogue system or otherwise participate in any mobile telecommunications activities in any African country, a major portion of which is situated below the equator, (“the extended territory”) unless the party proposing to engage in such activity first offers Vodacom the opportunity to pursue such activity and
Vodacom declines. Any decision by Vodacom to become involved in a GSM or analogue system in this territory would require the written consent of those shareholders holding 10% or more of the issued shares of Vodacom if such involvement is a consensus matter as contemplated in the
Vodacom joint venture agreement.
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
Other related transactions
The following are additional related party transactions of which Telkom is aware:
Mesdames Arnold and Matthews and Messrs. Tabata, Tenza and Mostert, five of Telkom’s board members as of March 31, 2007, were the Government’s representatives on Telkom’s board of directors. Ms. Chikane, previously a Government representative, resigned on June 19, 2006 and was replaced by Ms. Matthews and Ms. Mtshotshisa, previously a Government representative, resigned on
October 31, 2006 and was replaced by Ms. Arnold as the Government’s representatives on Telkom’s board of directors. Mr. Mahloele, one of Telkom’s Board members, was the Public Investment
Corporation’s representative on Telkom’s board of directors. The Public Investment Corporation is currently only entitled to appoint one representative to Telkom’s board of directors.

Mr. Dumisani Tabata, one of Telkom’s board members, is a director and shareholder of Vuwa
Investments (Proprietary) Limited, which acquired a 40% interest in the SAIL Group Limited, with effect from October 1, 2006. SAIL Group is a sports marketing company that does business with
Telkom. Telkom paid R18, 682,568 for the period October 1, 2006 to March 31, 2007 for goods and services from the SAIL Group. Telkom paid R36,349,357 for the full 2007 financial year for goods and services from the SAIL Group. The outstanding creditors balance at Telkom as of March 31, 2007 was
R151,924. Vodacom paid R232,680,689 for the period October 1, 2006 to March 31, 2007 for goods and services from the SAIL Group. Vodacom paid R599,958,861 for the full 2007 financial year for goods and services from the SAIL Group. The outstanding creditors balance at Vodacom as of
March 31, 2007 was R18,951,705. Vuwa Investments is a consortium member of Amandla Omoya, who has bid to acquire a 10% stake in Vodacom.
See also note 42 to the Telkom Group’s consolidated financial statements for additional information with respect to related party transactions.

Item 8.
Financial information
CONSOLIDATED FINANCIAL STATEMENTS AND
OTHER FINANCIAL INFORMATION
Consolidated financial statements
Reference is made to Item 18 of this annual report for this information.
Legal proceedings
Telcordia instituted arbitration proceedings against Telkom in March 2001 before a single arbitrator of the International Court of Arbitration, operating under the auspices of the International Chamber of
Commerce, which is seated in Paris, France. The seat of the arbitration is in Johannesburg, South
Africa. Telcordia is seeking to recover approximately $130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year which was subsequently increased to
US$172 million. The arbitration proceedings relate to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-
to-end customer assurance and activation system by Telcordia. In September 2002, a partial award was issued by the arbitrator in favor of Telcordia. Telkom subsequently filed an application in the
South African High Court to review and set aside the partial award. On November 27, 2003, the South
African High Court set aside the partial award and issued a cost order in favor of Telkom. On May 3,
2004, the South African High Court dismissed an application by Telcordia for leave to appeal and ordered Telcordia to pay the legal costs of Telkom. On November 29, 2004 the Supreme Court of
Appeals granted Telcordia leave to appeal. Telcordia has since filed a notice of appeal. Telcordia also petitioned the United States District Court for the District of Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal. Following the dismissal of the appeal,
Telcordia filed a similar petition in the United States District Court of New Jersey. The United States
District Court of New Jersey also dismissed Telcordia’s petition, reaffirming the decision of the United
States District Court of Columbia. Telcordia appealed this dismissal, which was later dismissed by the
Appeals Court of New Jersey. The appeal by Telcordia in the Supreme Court of Appeals was set down for and heard on October 30 and October 31, 2006. Following the successful upholding of the appeal,
Telkom filed an application for leave to appeal to the Constitutional Court on only the issue revolving around the Supreme Court of Appeals’ failure to recognize Telkom’s rights of access to the courts under the South African Arbitration Act. The Constitutional Court has since dismissed Telkom’s appeal with costs. The Supreme Court of Appeal judgment brought to finality the merits dispute of the
Telcordia damages claim against Telkom and the parties are expected to reconvene the arbitration solely for purposes of determining the amount of damages to which Telcordia is entitled. Prior to the arbitration proceedings, tentatively scheduled for September 2007, the parties have an option of considering possible settlement. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre, or IDRC. The first hearing was held in London on
May 21, 2007 and was a ‘directions hearing’, in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the damages hearing in September 2007.
The second hearing was held in London at the IDRC on June 25 and 26, 2007 dealt with the application by Telcordia for the striking out of part of Telkom’s defense on the basis that Telkom had raised issues in its defense that had already been heard by the arbitrator prior to his partial award.
This application was dismissed by the arbitrator. The arbitrator also made a ruling compelling
Telcordia to provide certain particulars requested by Telkom with regard to the claims by Telcordia. In his ruling, the arbitrator also set out a list of issues for determination at the damages hearing to be held during September 2007.

Although Telkom is currently unable to predict the exact amount that it may eventually be required to pay Telcordia, it has made provisions for estimated liabilities in respect of Telcordia in the sum of US$70 million, including interest but excluding legal fees. Telkom would be required to fund such payments from cash flows or drawings on its existing credit facilities, which could cause its indebtedness to increase and its net profit to decline.
Competition Commission
We are parties to a number of legal proceedings filed by parties with the South African Competition
Commission alleging anti-competitive practices described below. If Telkom were found to have committed prohibited practices as contained in the Competition Act, 1998, as amended, Telkom could be required to cease these practices, divest these businesses and be fined a penalty of up to 10% of
Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial years prior to the dates of the complaints. The Competition Commission has to date not imposed the maximum penalty on any offender.
As competition continues to increase, we expect that we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and third parties.
These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies. We are currently unable to predict the amount that we may eventually be required to pay in these proceedings, however, we have not included provisions for any of these claims in our financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If Telkom is required to cease these practices, divest itself of the relevant businesses or pay significant fines, Telkom’s business and financial condition could be materially adversely affected and its revenue and net profit could decline. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.
Independent Cellular Service Provider Association of South Africa (ICSPA)
In 2002, the ICSPA filed a complaint against Telkom at the Competition Commission in terms of the Competition Act, alleging that Telkom had entered into contracts with large corporations, providing large discounts with the effect of discouraging the corporates from using the ‘premicell’ device installed by their members. They alleged various contraventions of the Competition Act. Telkom provided the Competition Commission with certain information requested. Telkom also referred the
Competition Commission to its High Court application in respect of utilization of the ‘premicell’ device.
The Competition Commission declined to refer the matter to the Competition Tribunal. ICSPA then referred the matter to the Competition Tribunal on September 18, 2003. Telkom filed its answering affidavit on November 28, 2003.
The South African Value Added Network Services (SAVA)
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

Telkom has brought an application in the South African High Court to review the decision by the
Competition Commission, on the basis that the Tribunal does not have the jurisdiction to adjudicate the matter. The Competition Commission has opposed the application, but the application has not yet been finally determined by the High Court. The review procedure requires that the Competition
Commission file a full record of its proceedings pursuant to which is decision was taken. Once the record is filed, Telkom would have an opportunity to supplement its original papers, if required. The
Competition Commission approached the High Court for an order as to how to deal with certain documents that it regarded as confidential. The Competition Commission subsequently filed its record of proceedings, but Telkom was of the view that the record was incomplete. Recently the Competition
Commission filed the remainder of its record, including the confidential documents, and Telkom has supplemented its papers by filling a further affidavit. The Competition Commission has now filed its answering affidavit. These matters and the amount of Telkom’s liability are expected to be finalized within the next financial year.
Omnilink
On August 22, 2002 Omnilink filed a complaint against Telkom at the Competition Commission alleging that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is currently being dealt with together with the SAVA matter.
Orion/Telkom (Standard Bank and Edcon)
In April 2003, Orion filed a complaint against Telkom, Standard Bank and Edcon at the
Competition Commission concerning Telkom’s discounts offered on public switched telecommunication services to corporate customers. In terms of the rules of the Competition
Commission, the Competition Commission, who acts as an investigator, had one year to investigate the complaint. Orion simultaneously with the filing of the complaint, also filed an application against
Telkom, Standard Bank and Edcon at the Competition Tribunal, for an interim order interdicting and restraining Telkom from offering Orion’s corporate customers reduced rates associated with Telkom’s
Cellsaver discount plan.
The Competition Commission completed its investigation and decided that there was no prima facie evidence of any contravention of the Competition Act. Orion however referred the matter to the
Competition Tribunal in terms of section 51 of the Competition Act, which allows for parties to refer matters to the Competition Tribunal themselves. Telkom has not yet filed its answering affidavit in the main complaint before the Competition Tribunal. To date there has been no further developments on this matter. These matters and the amount of Telkom’s liability, if any, are not expected to be finalized within the next financial year.
Internet Service Association (ISPA)
In December 2005, the ISPA, an association of ISPs, filed complaints against Telkom at the
Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaints deal with the cost of access to SAIX, the prices offered by TelkomInternet, the alleged delay in provision of facilities to ISPs and the alleged favorable installation timelines offered to
TelkomInternet customers. The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom provided the Competition Commission with the information and is awaiting the Commission’s response. This matter and the amount of Telkom’s liability are not expected to be finalized within the next financial year.

M-Web and Internet Solutions (IS)
On June 29, 2005, M-Web and Internet Solutions, or IS, jointly lodged a complaint with the
Competition Commission against Telkom and also requested interim relief at the Competition Tribunal.
The complaint at the Competition Commission mainly deals with Telkom’s pricing for ADSL retail products and its IP Connect products, the termination of the peering link between Telkom and IS, the wholesale pricing of SAIX bandwidth for ADSL users of other internet service providers, the architecture of Telkom’s ADSL access route and the manner in which internet service providers can only connect to Telkom’s edge service router via IP Connect as well as alleged excessive pricing for bandwidth on Telkom’s international undersea cable. The application for interim relief at the
Competition Tribunal dealt with allegations that Telkom should maintain the peering link between IS and Telkom in terms of its current peering agreement, and demanded that Telkom treat the traffic generated by ADSL customers of M-Web as traffic destined for the peering link and that Telkom upgrade its peering link to accommodate the increased ADSL traffic emanating from M-Web and maintain a maximum of 65% utilization. Telkom filed its answering affidavit, and is awaiting IS and
M-Web’s replying affidavit.
Since then, Telkom has entered into a new peering agreement with IS. To date there has been no further developments on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.
M-Web
On June 5, 2007, MWeb brought an application against Telkom for interim relief at the
Competition Tribunal with regard to the manner in which Telkom provides wholesale ADSL internet connections. MWeb requested the Competition Tribunal to grant an order of interim relief against
Telkom to charge MWeb a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. MWeb further applied for an order that Telkom implement the migration of end customers from Telkom PSTS ADSL access to MWeb without interruption of the service. Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal. Telkom still had to “plead over”
as to the merits of the matter. Telkom has also filed an application in the High Court of the Transvaal
Provincial Division on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application made to it by MWeb.
A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.
We are not currently able to predict when these disputes may be resolved or the amount that we may eventually be required to pay, however, we have not included provisions for all of these claims in our consolidated financial statements. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If we were to lose these or future legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.
We are parties to various additional proceedings and lawsuits in the ordinary course of our business, which our management does not believe will have a material adverse impact on us.

Dividend policy
For a discussion of Telkom’s dividend policy, see Item 3. “Key Information – Dividends and
Dividend Policy.”
SIGNIFICANT CHANGES
Except as disclosed elsewhere in this annual report, there have been no significant changes in
Telkom’s business since March 31, 2007, the date of the consolidated annual financial statements included in this annual report.

Item 9.
The offer and listing
Markets
Telkom’s ordinary shares are listed on the JSE in the “Telecommunications Services” sector under the symbol “TKG” and ISIN Code “ZAE000044897” and its ADSs are listed on the New York Stock
Exchange, Inc. under the symbol “TKG”. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York, as depositary, under the Deposit Agreement, dated as of
March 3, 2003, among Telkom, The Bank of New York, as depositary, and the registered and beneficial owners from time to time of ADRs. The following table sets forth, for the periods indicated:
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
2006 Financial Year
171.00
98.45
111.50
64.01
First Quarter
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
December 2005 141.59 130.05 88.90 82.11
Fourth Quarter
January 2006 152.00 134.75 99.85 88.00
February 2006 171.00 148.05 111.50 98.67
March 2006 165.90 148.10 108.39 97.36
2007 Financial Year
171.00
119.10
109.50
66.00
First Quarter
April 2006 167.85 139.50 109.50 91.79
May 2006 147.00 127.51 96.40 76.90
June 2006 142.50 121.05 86.00 67.42
Second Quarter
July 2006 134.50 119.10 78.80 66.00
August 2006 139.50 127.00 79.35 73.90
September 2006 140.50 128.50 77.00 69.01
Third Quarter
October 2006 143.00 132.55 76.70 68.80
November 2006 145.50 127.88 79.95 72.78
December 2006 144.55 131.10 81.90 74.13
Fourth Quarter
January 2007 161.02 141.50 90.24 79.00
February 2007 175.50 155.50 98.49 85.50
March 2007 171.00 155.50 96.20 84.75
2008 Financial Year through June 29
182.05
163.00
104.25
91.75
First Quarter
April 2007 181.00 164.06 102.30 91.75
May 2007 181.65 163.00 102.29 92.00
June 2007 182.05 167.01 104.25 94.00
(1)
From March 4, 2003, the date the ordinary shares commenced trading on the JSE and the ADSs commenced trading on the NYSE through March 31, 2003.
On June 29, 2007, the last trading price of the ordinary shares as reported by the JSE was
R178.40 per share and the last trading price of the ADSs on the NYSE Composite Tape was $100.75.

Item 10.
Additional information
MEMORANDUM AND ARTICLES OF ASSOCIATION
Set forth below is a summary of material information relating to Telkom’s share capital, including summaries of certain provisions of Telkom’s memorandum and articles of association, the South
African Companies Act, 61 of 1973, and the Listings Requirements of the JSE. This summary is qualified in its entirety by the provisions of Telkom’s memorandum and articles of association and by the applicable provisions of South African law and the Listings Requirements of the JSE. You should refer to the full text of Telkom’s memorandum and articles of association, which is incorporated by reference as an exhibit to this annual report.
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
Share capital
Pursuant to a special resolution passed at a general meeting of Telkom held on January 16, 2003,
Telkom’s authorized and issued share capital was, with effect from March 4, 2003, altered by the conversion of one ordinary share held by the Government into one class A ordinary share with a par value of R10 and one ordinary share held by Thintana Communications into one class B ordinary share with a par value of R10. As a result, as of March 31, 2005, Telkom’s authorized share capital was R10,000,000,000, divided into 999,999,998 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of
R10, and its issued share capital was R5,570,318,190, divided into 557,031,817 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10. As of March 31, 2006, Telkom’s authorized share capital was R10,000,000,000, divided into 999,999,998 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of
R10, and its issued share capital was R5,449,448,990 divided into 544,944,897 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10 and its outstanding share capital was R5,214,083,200, divided into
521,408 318 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10. As of March 31, 2007, Telkom’s authorized share capital was R10,000,000,000 divided into 999,999,998 ordinary shares with a par value of R10 each, one Class A Ordinary Share with a par value of R10 and one class B ordinary share with a par value of R10 each and its issued share capital was R5,328,555,280 divided into
532,855,526 ordinary shares with a par value of R10 each, one Class A Ordinary Share with a par value of R10 and one class B ordinary share with a par value of R10 each and its outstanding share capital was, R5,097,694,540 divided into 509,769,452 ordinary shares with a par value of R10 each, one Class A Ordinary Share with a par value of R10 and one Class B Ordinary Share with a par value of R10.

The following shows a reconciliation of shares outstanding from April 1, 2005 through March 31,
2007:
Number of shares
Shares issued at April 1, 2005 557,031,819
Shares held in treasury at April 1, 2005 (23,566,248)
Shares outstanding at April 1, 2005 533,465,571
Shares repurchased and cancelled during 2006 financial year (12,086,920)
Shares released from treasury during 2006 financial year 29,669
Shares outstanding at March 31, 2006 521,408,320
Shares issued at March 31, 2006 544,944,899
Shares held in treasury at March 31, 2006 (23,536,579)
Shares repurchased and cancelled during 2007 financial year (12,089,371)
Shares released from treasury during 2007 financial year 450,505
Shares outstanding at March 31, 2007 509,769,454
Shares held in treasury at March 31, 2007 23,086,074
Shares issued at March 31, 2007 532,855,528
Only ordinary shares are listed on the JSE and ADSs listed on the New York Stock Exchange only represent ordinary shares. The class A and B ordinary shares are not listed on any stock exchange.
Before the alteration of Telkom’s authorized and issued share capital on March 4, 2003,
Telkom’s authorized share capital was R10,000,000,000, divided into 1,000,000,000 ordinary shares with a par value of R10 each, and its issued share capital was R5,570,318 190, divided into
557,031,819 ordinary shares with a par value of R10 each and its share premium was
R2,723,000,000. No alterations to Telkom’s share capital occurred during the five years preceding the date of this annual report, other than the alteration of Telkom’s authorized and issued share capital on
March 4, 2003 and as discussed above.
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

Dividends
Telkom’s shareholders, in a general meeting, or its board, from time to time, may declare a dividend to be paid to the registered holders of one or more classes of shares; provided that Telkom’s shareholders may not declare a greater dividend in a general meeting than is recommended by the board and provided further that no dividend may be declared to a holder of the class A ordinary share or class B ordinary share, unless the same dividend is declared to holders of all ordinary shares. In addition, the declaration or distribution of dividends or other distributions must be approved by the board as a reserved matter. See Item 6. “Directors, Senior Management and Employees – Directors
and Senior Management – Reserved Matters”.
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
Voting rights
Subject to any rights or restrictions attached to any class of shares, every shareholder present at a general meeting in person, by proxy or by representation will, on a show of hands, have one vote only and, in the case of a poll, that proportion of the total votes which the aggregate amount of the nominal value of the shares held by that shareholder bears to the aggregate of the nominal value of all the shares issued by Telkom. For a description of shareholders’ rights to request a poll, see
Item 10. “Additional Information – Memorandum and Articles of Association – General Meetings of
Shareholders”. A shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on the shareholder’s behalf. The proxy need not be a shareholder of Telkom.
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
See Item 6. “Directors, Senior Management and Employees – Directors and Senior Management –
Reserved Matters.” No change in the number of issued class A ordinary shares or class B ordinary shares may be made without the approval of the holder of the class A ordinary share and class B ordinary share, respectively.
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
Disclosure of interest in shares
Pursuant to the South African Companies Act, 61 of 1973, registered shareholders are required at the end of every calendar quarter to disclose to the issuer the identity of each other person who has a beneficial interest in the shares held by the registered holder and the number and class of those shares. Moreover, an issuer of shares may, by notice in writing, require a person who is a registered holder of, or whom the issuer knows or has reasonable cause to believe, has a beneficial interest in, a share issued by the issuer to identify to the issuer the person on whose behalf a share is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of shares are obliged to establish and maintain a register of the disclosures described above and to publish in their consolidated annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of shares of that class issued by the issuer together with the extent of those beneficial interests.
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
Telkom may from time to time reduce its issued share capital, share premium, stated capital, reserves and/or any capital redemption reserve fund with the approval of an ordinary resolution of
Telkom’s shareholders in a general meeting and with a resolution of Telkom’s directors. Any increase or reduction in Telkom’s issued share capital or that of any of Telkom’s subsidiaries must be approved by directors as a reserved matter. See Item 6. “Directors, Senior Management and Employees –
Directors and Senior Management – Reserved Matters”.
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
See Item 6. “Directors, Senior Management and Employees – Directors and Senior Management
– Reserved Matters”.
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
At Telkom’s annual general meeting held on October 20, 2006, the shareholders of Telkom granted Telkom, through a special resolution, the authority for Telkom or a subsidiary of Telkom to acquire Telkom’s issued and outstanding ordinary share capital from time to time, upon such terms and conditions and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide, but always subject to the Companies Act, 61 of 1973, as amended, and the listing requirements from time to time of the JSE, which general approval shall endure until the following annual general meeting of Telkom, or 15 months from the date of the resolution, whichever period is shorter. As a result, Telkom is authorized to purchase up to 20% of its issued share capital.
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
Voting rights, generally
South Africa
Under South African law, every shareholder in a public company has a vote in respect of the shares held by such shareholder in the issued share capital of the company. The number of votes exercisable by that shareholder, if the share capital is divided into shares of par value as Telkom’s are, is that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by that shareholder bears to the total amount of the nominal value of all the shares in the company. If, however, the share capital is divided into shares of no par value, a shareholder is entitled to one vote in respect to each share held. Any shareholder of a company entitled to attend and vote at a meeting of the company is entitled to appoint another person or persons, whether a member or not, to act for such shareholder by proxy.

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
Pre-emptive rights
South Africa
Under South African law, no shareholder shall have preemptive rights to purchase additional securities of a company unless the organizational documents of the company expressly grant preemptive rights. However, the Listings Requirements of the JSE require that unissued ordinary shares of a company listed on the JSE be offered first to existing shareholders in proportion to their holdings of shares of that company unless the shares are issued for the acquisition of assets. See this
Item “Memorandum and Articles of Association – Issue of Additional Shares and Preemptive Rights”.
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
Section 203 of the Delaware General Corporation Law prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a company or a subsidiary with an interested stockholder that beneficially owns 15% or more of a company’s voting stock, within three years after the person becomes an interested stockholder, unless:
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
Duties of directors and officers
South Africa
According to South African law, the business and affairs of every company are managed by the board of directors as provided in the company’s organizational documents. The board of directors of a public company shall consist of at least two members, each of whom shall be a natural person.
The JSE listing requirements require that the minimum number of directors of a listed company shall be four. The actual number of directors shall be fixed by the company’s organizational documents. Directors need not be shareholders unless required by the organizational documents.
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
Repurchase or redemption of shares
South Africa
South African law provides that a company may, by special resolution, if authorized by its memorandum and articles of association, repurchase or redeem its shares; provided that a company shall not make any payment to repurchase any shares issued by the company if there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its debts or if the consolidated assets of the company would, after the payment, be less than the consolidated liabilities of the company. A company listed on the JSE is required to comply with the requirements listed above, any requirements set out in the JSE listings requirements in addition to the requirements listed above.
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
Limitations of liability of directors
South Africa
Under South African law, any provision, whether contained in the organizational documents of a company or in any contract with a company, that purports to exempt any director or officer of the company from any liability which by law would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which the person may be guilty in relation to the company or to indemnify the person against any such liability is void. A company may, however, indemnify a director or officer as described in this Item “Indemnification of officers and directors –
South Africa”. If, in any proceedings for negligence, default, breach of duty or breach of trust against any director or officer of a company, it appears to the court that the person concerned is or may be liable, but that the person has acted honestly and reasonably, and that, considering all facts and circumstances of the case, including those concerned with the person’s appointment, the person ought fairly to be excused for the wrongdoing, the court may relieve the person, either wholly or partly, from liability on terms determined by the court.

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
Material contracts
See Item 4. “Information on the Company – Business Overview – Fixed-line Communications –
Fees and tariffs – Interconnection tariffs” and Item 7. “Major Shareholders and Related Party
Transactions” for certain material agreements we have entered into.

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
Foreign investment and outward loans by South African companies are also restricted. South
African companies are generally not required to repatriate to South Africa profits of foreign operations, but are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. However, all dividends received from foreign subsidiaries since
October 27, 2004 may be retained abroad and used for any purpose. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations to Excon on an annual basis. As a result, a South African company’s ability to raise and deploy capital outside the Common Monetary Area is restricted.
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
•  Institutional investors will, on application, be allowed to invest an additional five per cent of their total retail assets by acquiring foreign currency denominated portfolio assets in Africa through foreign currency transfers from South Africa or by acquiring inward listed instruments based on foreign reference assets or issued by foreign entities, listed on the JSE Limited or the Bond Exchange of South Africa.
•  Companies wishing to establish new overseas ventures or new ventures in Africa are now permitted to transfer unlimited amounts abroad in order to finance approved investments.
However, the approval for Excon is required in advance and companies will need comply with
Excon’s investment criteria in establishing such new ventures, which investment criteria include, among other things, demonstrating benefit to South Africa and control of the foreign entity. Excon has, however, reserved the right to stagger capital outflows relating to very large foreign investments in order to manage the potential impact on the foreign exchange market.
•  Dividends repatriated from abroad by South African companies during the period
February 26, 2003 to October 26, 2004 (dividend credits) automatically form part of domestic funds and may be allowed to be retransferred abroad for the financing of approved foreign direct investments or approved expansions, but may not be transferred abroad for any other purpose.

•  Since October 7, 2004, a South African holding company may retain dividends declared by their offshore subsidiaries offshore, which may be used for any purpose, without any recourse to South Africa. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred abroad at any time and used for any purpose, provided there is no recourse to South Africa. Such funds may, however, under no circumstances be utilized to fund investments/loans into the Common Monetary Area for any purpose whatsoever via a roundtripping structure, except if invested in approved inward listed instruments, such as foreign inward listed securities issued on the JSE.
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
A system of exchange control allowances for the export of funds when persons emigrate has been in place in South Africa for a number of decades. Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa by way of a cash allowance R160,000 per person which is equal to a travel allowance of R160,000 per adult and R50,000 per child under 12 in a family) and a foreign capital allowance (R2,000,000 per person with a limit of R4,000,000 per family unit) and may export certain items. The balance of the emigrant’s funds are blocked and held under the control of an authorized dealer. These blocked funds may only invested in prescribed investments including:
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
•  collective investment schemes; or
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
Sales of shares
Under present regulations, our ordinary shares and ADSs are freely transferable outside the
Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words “non-resident”.

Dividends
Other than non-cash dividends and dividends of a capital nature, which require specific Excon approval, dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable. See Item 3. “Key Information – Dividends and Dividend
Policy”.
Any cash dividends paid by us are expected to be paid in Rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the
ADSs, subject to the terms of the deposit agreement. Subject to exceptions provided in the deposit agreement, cash dividends paid in Rands will be converted by the depositary to Dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses. See Item 3. “Key Information
– Dividends and Dividend Policy”.
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
Although the STC is the liability of the South African resident company which declares the dividend, it would reduce the amount available for distribution. See “Secondary tax on companies”.
The Government announced that the rate of secondary tax on companies will be reduced to 10%
from October 1, 2007 and that it intends to abolish secondary tax on companies in the 2008 financial year and replace it with a withholding tax at 10%, applicable to both South African residents and non-residents.
Income taxes relating to shareholders
In principle, South African residents are taxed on their worldwide income regardless of the source thereof. Non-residents are, subject to certain exemptions, taxed in relation to income derived from a source within or deemed to be within the Republic of South Africa. These exemptions include normal dividends received from South African companies, such as Telkom; interest received from sources in the Republic of South Africa, including on stocks or securities issued by the government, provided the non-resident is (a) a natural person who was not physically present in South Africa for more than
183 days in the aggregate during the particular tax year or (b) at any time in that tax year did not carry on business through a permanent establishment in South Africa (not subject to the provisions of any relevant double tax agreement).

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
Currently profits derived from the disposal of South African shares held as long-term investments are generally regarded to be profits of a capital nature and are not subject to South African income tax, but may be subject to capital gains tax. See “Capital gains tax” for a discussion of the imposition of capital gains tax. Generally, the distribution of profits by way of dividends paid by a South African resident company, such as Telkom, in the ordinary course, is not deductible by the company and is exempt from South African taxation for the recipient.
If a non-resident shareholder trades in South African shares, such non-resident shareholder would be subject to South African income tax if the proceeds from the disposal would be seen as being from a South African source, which would generally be the case where the trading activities take place in
South Africa.
The Government has announced that, with effect from October 1, 2007, shares held for more than three years will, on sale, be treated as capital gains.
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
Should a resident of the United States be subject to South African income tax pursuant to the
South African legislation, the tax treaty between South Africa and the United States may provide such resident with tax relief. The tax treaty between South Africa and the United States provides that profits of an enterprise of a US resident may be taxed in South Africa only if such US resident carries on a business in South Africa through a permanent establishment situated in South Africa. Thus if South
Africa has taxing rights to any profits generated by the disposal of shares by a US resident to the extent that such US resident carries on business through a permanent establishment in South Africa and the share dealing activities form part of such permanent establishment’s business, the US resident will, in principle, be taxed on the profits of the disposal to the extent that such profits are from a source within or deemed to be within South Africa. If the profit is capital in nature and the shares do not form part of the business property of a permanent establishment of the US resident in South
Africa, the treaty gives only the United States the right to tax.

Income taxes
As discussed above, income tax is levied in the Republic of South Africa only on income which is classified to be of a revenue nature. South African resident companies are subject to corporate income tax of 29% of their taxable income. Non-resident companies are, subject to any relevant double tax agreement, subject to tax in South Africa on their South African source income at the rate of 34%, but they are exempt from secondary tax on companies. See “Secondary tax on companies”.
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
Capital gains or losses are calculated separately with respect to each asset disposed of during the tax year and then aggregated to ultimately calculate the taxpayer’s total taxable capital gain or loss. Each capital gain is determined by deducting from the proceeds accruing to the taxpayer from the relevant disposal, the base cost of the asset and any portion of the proceeds already subject to income tax. The base cost includes all direct costs in respect of the acquisition, permanent improvements and disposal of the asset. The net capital gain for the tax year, in the case of natural persons and certain special trusts only, is reduced by an annual exclusion of R15,000 (R120,000 in the year of death).
The following table sets out the prescribed portion of a capital gain that would be included in a taxpayer’s taxable income, the normal tax rates applicable to taxpayers and, consequently, the effective rate at which capital gains are taxed:
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
Resident companies 50 29 14.5
Non-resident companies 50 34 17
Small business corporations 50 0 – 29 0 – 14.5
Employment companies 50 34 17
Collective investment schemes n/a n/a n/a

The legislation makes provision, in certain circumstances, for a set-off of capital losses against capital gains and a carry forward of capital losses.
To the extent a non-resident makes a capital gain on the disposal of shares, such gain will be taxed in South Africa only if: (a) the shares form part of the assets of a permanent establishment through which trade is carried on in South Africa or (b) the shares held by the non-resident, alone or with any connected person, represent at least 20% of the equity of a company and 80% or more of the net value of the non-trading assets of such company, such as Telkom, comprise immovable
(real)property located in South Africa. However, pursuant to the tax treaty between South Africa and the United States, South Africa only has taxing rights to the extent that the shares disposed of form part of the business property of a permanent establishment in South Africa or represents an interest in immovable (real) property in South Africa equivalent to a United States real property interest.
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
Secondary tax on companies (STC)
STC is payable in the Republic of South Africa by resident companies of the Republic of South
Africa at a rate of 12.5% based on the net amount of dividends declared by a company during any dividend cycle. The net amount of dividends declared by a company is the excess of the dividends declared by the company over the amount of certain dividends accruing to the company during the relevant dividend cycle. A dividend cycle runs from the date of accrual of a dividend to the shareholders to the next shareholder accrual date. Any excess of dividends accruing to a company in a relevant dividend cycle, excluding foreign dividends, over the dividends paid in such cycle are carried forward by the company to the succeeding dividend cycle as an STC credit.
The imposition of STC, together with the corporate income tax discussed above, effectively imposes a dual corporate tax system in the Republic of South Africa with the liability for each of STC and normal corporate income tax being separately determined. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC on profits distributed. STC creates a maximum effective tax rate on companies of 36.89%

(35.45% from October 1, 2007). Capitalization shares awarded and distributed in lieu of cash dividends do not incur STC at that stage and listed South African companies often offer capitalization shares in lieu of cash dividends. No South African tax, including withholding tax, is payable in respect of the receipt of these shares by the recipients thereof. However, STC will arise to the extent capitalized profits used to award the capitalization shares are subsequently paid to shareholders whether in connection with a liquidation or reconstruction of the company or a repayment of capital, including a share buy-back.
The rate of secondary tax on companies will be reduced to 10% from October 1, 2007, and the
Government announced that it intends to abolish secondary tax on companies in the 2008 financial year and replace it with a withholding tax.
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
Distributions
Subject to the passive foreign investment company discussion below, any distributions, other than pro rata distributions payable only in ordinary shares to a US holder with respect to our ordinary shares or ADSs will be a dividend to such US holder to the extent those distributions are made out of our current and accumulated earnings and profits, as determined for US federal income tax purposes.
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
Any such distribution in excess of your tax basis in the ordinary shares or ADSs will be treated as capital gain and will be either long-term or short-term depending upon whether you have held the ordinary shares or ADSs for more than one year. Generally, the maximum tax rate on qualified dividends is 15% for individuals for tax years 2003 through 2010. We expect our dividends to be qualified dividends as long as our ordinary shares or ADSs continue to be readily tradable on the New
York Stock Exchange, you have held our ordinary shares or ADSs for more than 60 days during the
121-day period beginning 60 days before the ex-dividend date, and we are not a passive foreign investment company, or a PFIC, for US federal income tax purposes in the taxable year in which we pay a dividend and were not a PFIC in the preceding taxable year, provided certain other requirements are met. Each individual US holder is urged to consult his or her own tax advisor regarding the availability to him or her of the reduced dividend tax rate in light of his or her own particular situation.
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
Dispositions
Subject to the passive foreign investment company discussion below, you generally will realize capital gain or loss upon the sale or other disposition of our ordinary shares or ADSs measured by the difference between the amount realized on the sale or other disposition and your tax basis in the ordinary shares or ADSs, which is generally your cost of the ordinary shares or ADSs reduced by any previous distributions that are not characterized as dividends. Any recognized gain or loss will be long-term capital gain or loss if the ordinary shares or ADSs have been held for more than one year on the date of the sale or other disposition. In general, any capital gain or loss recognized will be treated as US source income or loss, as the case may be, for US foreign tax credit purposes. Your ability to deduct capital losses may be subject to limitations. Currently, there is a maximum tax rate of
15% on net long-term capital gains of non-corporate taxpayers with respect to such gains recognized in tax years ending after May 5, 2003 and beginning before January 1, 2011.
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
You may incur South African stamp duty or MST, in connection with a subsequent registration or transfer of our ordinary shares. See Item 10. “Additional Information – Taxation – South African Tax
Matters – Stamp duty”. In such case, stamp duty or MST, as applicable, will not be a creditable tax for
US foreign tax credit purposes.
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
We hold or issue financial instruments to finance our operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, certain financial instruments, for example trade receivables and trade payables, arise directly from our operations.
We finance our operations primarily with a mixture of issued share capital, retained earnings and long-term and short-term loans. We use derivative financial instruments to manage our exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward exchange contracts. We do not speculate in derivative instruments.
Market sensitive instruments – other than for trading purposes
Interest rate risk management
Interest rate risk arises from the repricing of our forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.
Our policy is to manage interest cost through the utilization of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, we make use of interest rate derivatives as approved pursuant to our group policy. Fixed rate debt represented 90.4%, 92.0% and 91.5% of our total consolidated debt as of March 31, 2007, 2006 and 2005, respectively. A debt profile of mainly fixed rate debt has been maintained to limit our exposure to interest rate increases given the size of our debt portfolio.

The following table shows our fixed and variable rate debt for the periods indicated.
At March 31, 2007
2008
2009
2010
2011
2012
Thereafter Total
Fair value
(in ZAR millions, except percentages)
Long term debt
Telkom
Fixed rate (ZAR
denominated)
Long term debt, including
current portion
(6,030) – – (1,780) – (2,500) (10,310) (9,486)
Average interest rate
(1)(2)
14.37% – – 14.98% – 15.00% 14.63%
Finance leases (4) (12) – (10) (18) (808) (852) (852)
Fixed rate (EURO
denominated)
Long term debt
– – – – – – – –
Average interest rate
(1)
(percentage) – – – – – – – –
Variable rate (ZAR
denominated)
Variable rate
– – – – – – – –
Average interest rate
(percentage)
(2)
Variable rate (EURO
denominated)
Variable rate – – – (16) (10) (80) (106) (106)
Average interest rate
(2)(3)
– – – 0.10% 0.10% 0.14% 0.13%
Vodacom
(4)
Fixed (ZAR denominated)
Finance leases and other
short term debt
(57) (98) (49) (81) (42) (40) (367) (396)
Fixed rate (USD
denominated)
Long term debt, including
current portion
(18) – – – – – (18) (18)
Average interest rate
(2)
Variable rate (ZAR
denominated)
Long term debt, including
current portion
– – – – – (3) (3) (3)
Average interest rate
(2)
Variable rate (EURO
denominated)
Long term debt, including
current portion
(19) – – – – – (19) (19)
Average interest rate
(3)
Variable rate (USD
denominated)
Long term debt, including
current portion
(156) (59) (655) – – – (870) (870)
Average interest rate
(3)
Variable rate (TSH
denominated)
Long term debt, including
current portion
– – – – – – – –
Average interest rate
(3)
TDS Directory Operations
Fixed (ZAR denominated)
Finance leases
(1) (3) – – – – (4) (4)

(1) Weighted average yield to maturity.
(2) Weighted average interest rate.
(3) Variable rate equals the current reset rate applicable on reporting date.
(4) Represents Telkom’s 50% share of Vodacom’s interest bearing indebtedness.
The following table shows our interest rate swaps for the periods indicated.
At March 31, 2007
2008
2009
2010
2011
2012 Thereafter
Total
Fair value
(in ZAR millions, except percentages)
Telkom
ZAR Pay fixed, receive
floating
1,000 – – – – – 1,000 (26)
Average pay rate
(1)(3)
14.67% 14.67%
Average receive rate
(1)(3)
9.12% 9.12%
Vodacom
(2)
ZAR Receive fixed, pay floating – 38 – – – 61 99 14
Average pay rate
(1)(3)
– 11.45% – – – 11.44% 11.45%
Average receive rate
(1)
– 14.90% – – – 15.05% 14.99%
(1) Weighted average interest rate.
(2) Represents Telkom’s 50% share of Vodacom’s indebtedness.
(3) Variable rate calculated as of March 31, 2007.
Foreign currency exchange rate risk
In respect of South African operations, we manage our foreign exchange rate risk by hedging on a portfolio basis, all identifiable exposures via various financial instruments suitable to our risk exposure.
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
At March 31, 2007
2008
2009
2010
2011
2012
Thereafter Total
Fair value
(in ZAR millions, except percentages)
Telkom
Long term debt
Fixed rate (EURO
denominated)
(2)
– – – – – – – –
Average interest rate
(1)
– – – – – – – –
Variable rate (EURO
denominated)
(2)
– – – 16 10 80 106 106
Average interest rate
(1)
– – – 0.10% 0.10% 0.14% 0.13%
Accounts payable (EURO
denominated)
(2)
133 – – – – – 133 133
Accounts payable (USD
denominated)
(3)
841 – – – – – 841 841
interest free
Account payable (GBP
denominated)
(4)
13 – – – – – 13 13
interest free
Vodacom
Fixed rate (USD
denominated)
(3)
18 – – – – – 18 18
Variable rate (EURO
denominated)
(2)
19 – – – – – 19 19
Variable rate (USD
denominated)
(3)
156 59 655 – – – 870 870
(1) Weighted average interest rate.
(2) EURO converted at the spot rate quoted on Reuters of R9.649 EURO on March 31, 2007.
(3) USD converted at the spot rate quoted on Reuters of R7.248 USD on March 31, 2007.
(4) GBP converted at the spot rate quoted on Reuters of R14.189 GBP on March 31, 2007.

The following tables set forth our foreign currency forward exchange contracts for the periods indicated.
Forward contracts to buy foreign currencies and sell ZAR
At March 31, 2007
2008
2009
2010
2011
2012
Thereafter Total
Fair value
(ZAR)
Telkom
US Dollars
Notional amount (millions).
1,209 – – – – – 1,209 2
Average contractual exchange
rate 7.34 – – – – – 7.34
EURO
Notional amount (millions).
991 – – – – – 991 12
Average contractual exchange
rate 9.72 – – – – – 9.72
Pound Sterling
Notional amount (millions).
32 – – – – – 32 3
Average contractual exchange
rate 13.09 – – – – – 13.09
Swedish Krona
Notional amount (millions).
46 – – – – – 46 (0.6)
Average contractual exchange
rate 1.07 – – – – – 1.07
Japanese Yen
Notional amount (millions).
2 – – – – – 2 (0.2)
Average contractual exchange
rate 0.07 – – – – – 0.07
Vodacom
US Dollar
Notional amount (millions).
120 – – – – – 120 (3)
Average contractual exchange
rate 7.52 – – – – – 7.52
EURO
Notional amount (millions).
908 – – – – – 908 11
Average contractual exchange
rate 9.70 – – – – – 9.70
Pound Sterling
Notional amount (millions).
229 – – – – – 229 3
Average contractual exchange
rate 14.17 – – – – – 14.17
Swiss Franc
Notional amount (millions).
0.65 – – – – – 0.65 0.02
Average contractual exchange
rate 6.20 – – – – – 6.20
Australian Dollar
Notional amount (millions).
0.15 – – – – – 0.15 0.04
Average contractual exchange
rate 5.79 – – – – – 5.79

Forward contracts to sell foreign currencies and buy ZAR
At March 31, 2007
2008
2009
2010
2011
2012
Thereafter Total
Fair value
(ZAR)
Telkom
US Dollars
Notional amount (millions).
994 – – – – – 994 88
Average contractual exchange
rate 8.13 – – – – – 8.13
EURO
Notional amount (millions).
483 – – – – – 483 (5)
Average contractual exchange
rate 9.75 – – – – – 9.75
Pound Sterling
Notional amount (millions).
23 – – – – – 23 0.8
Average contractual exchange
rate 14.78 – – – – – 14.78
Swedish Krona
Notional amount (millions).
16 – – – – – 16 0.2
Average contractual exchange
rate 1.05 – – – – – 1.05
Japanese Yen
Notional amount (millions).
1 – – – – – 1 (0.004)
Average contractual exchange
rate 0.06 – – – – – 0.06
Vodacom
US Dollar
Notional amount (millions).
0.1 – – – – – 0.1 0.04
Average contractual exchange
rate 7.33 – – – – – 7.33
EURO
Notional amount (millions).
22 – – – – – 22 0.05
Average contractual exchange
rate 9.77 – – – – – 9.77
Pound Sterling
Notional amount (millions).
28 – – – – – 28 (0.15)
Average contractual exchange
rate 14.25 – – – – – 14.25
Swiss Franc
Notional amount (millions).
– – – – – – – –
Average contractual exchange
rate – – – – – – – –
Other market risks
Credit risk management
Credit risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. We are not exposed to significant concentrations of credit risk. Credit limits are set on an individual basis. Management reduces the risk of irrecoverable debt by improving credit management through credit checks and limits. To reduce the risk of counter party failure, limits are set based on the individual ratings of counterparties by well-known ratings agencies. No collateral is required when entering into derivative contracts. Credit limits are reviewed on an annual basis or when information becomes available in the market. We limit our exposure to any counterparty and these exposures are monitored daily. We expect that all counterparties will meet their obligations.

Trade debtors comprise a large and widespread customer base, covering residential, business and corporate customer profiles.
Credit checks are performed on all customers, other than prepaid customers, on application for new services and on an ongoing basis where appropriate.
Liquidity risk management
We are exposed to liquidity risk as a result of uncertain trade receivable related cash flows and capital commitments.
Liquidity risk is managed by our corporate finance division in accordance with policies and guidelines formulated by Telkom’s executive committee. Pursuant to our borrowing requirements, we ensure that sufficient facilities exist to meet our immediate obligations. Telkom maintains a reasonable balance between the period over which assets generate funds and the period over which the respective assets are funded in order to manage long-term liquidity risk. Short-term liquidity gaps may be funded through repurchase agreements.
We had available credit facilities not utilized of R8.7 billion as of March 31, 2007.
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
Item 15.
Controls and procedures
Disclosure controls and procedures
An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness, as of March 31,
2007, the end of the period covered by this annual report, of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Based on this evaluation, our chief executive officer and our chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC. Telkom’s management, including its chief executive officer and chief financial officer, recognize that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objective. Telkom’s management, including its chief executive officer and chief financial officer, believe that, as of March 31, 2007, Telkom’s disclosure controls and procedures were effective to provide reasonable assurance of achieving management’s control objectives.
Management’s report on internal control over financial reporting
Telkom’s management is responsible for establishing and maintaining adequate “internal control over financial reporting” as such term is defined under Exchange Act Rules 13a-15(f) and 15d-15(f).
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards, or IFRS, including a reconciliation of profit after taxes and shareholders’ equity as reported in the consolidated financial statements under IFRS to profit after taxes and shareholders’ equity in accordance with generally accepted accounting principles in the United States.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentations. Also, the effectiveness of internal control over financial reporting may deteriorate in future periods due to either changes in conditions or declining levels of compliance with policies or procedures.
In accordance with IFRS, the audited consolidated financial statements of the Company include the proportionately-consolidated results of our Vodacom Group (Proprietary) Limited joint venture. As provided by the SEC in “Management’s Report on Internal Control over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions” (SEC
Section 404 FAQs) and confirmed by the International Practices Task Force (IPTF) of the SEC
Regulations Committee, management’s assessment does not include an assessment of the internal control over financial reporting of this joint venture as management does not have the ability to dictate or modify the controls of this joint venture and does not have the ability, in practice, to assess these controls. Accordingly, management’s conclusion regarding the effectiveness of its internal control over financial reporting does not extend to the internal controls of this entity. The total assets, net assets, total revenues and net income of this joint venture represent approximately 23%, 19%, 37% and 27%, respectively, of the Telkom Group’s related consolidated financial statement totals as of and for the year ended March 31, 2007.
Management has assessed the effectiveness of internal control over financial reporting as of
March 31, 2007. In making its assessment, management has based its assessment on the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal
Control – Integrated Framework. Management concluded, and hereby reports that based on its assessment, Telkom’s internal control over financial reporting was effective as of March 31, 2007.
Management’s assessment of the effectiveness of internal control over financial reporting as of
March 31, 2007 has been audited by Ernst & Young Inc., an independent registered public accounting firm. Their audit report on internal control over financial reporting appears below.
Attestation report of registered public accounting firm
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Telkom SA Limited:
We have audited management’s assessment, included in the accompanying “Management’s report on internal control over financial reporting” appearing under Item 15 of Telkom SA Limited’s (‘Telkom’)
2007 Form 20-F, that Telkom maintained effective internal control over financial reporting as of March
31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO). Telkom’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying “Management’s report on internal control over financial reporting”
appearing under Item 15, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Vodacom Group
(Proprietary) Limited, which is included in the March 31, 2007 consolidated financial statements of
Telkom SA Limited and constituted R13,882 million and R 5,984 million of total and net assets, respectively, as of March 31, 2007 and R19,079 million and R 2,431 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of
Telkom also did not include an evaluation of the internal control over financial reporting of Vodacom
Group (Proprietary) Limited.
In our opinion, management’s assessment that Telkom maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO). Also, in our opinion, Telkom maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight
Board (United States), the consolidated balance sheets as at March 31, 2007, 2006 and 2005, the related consolidated results of operations and cash flows for each of the three years in the period ended March 31, 2007 of Telkom and our report dated July 9, 2007 expressed an unqualified opinion thereon.
ERNST & YOUNG Inc.
Pretoria
Republic of South Africa
July 9, 2007
Changes in internal control over financial reporting
There have been no changes in Telkom’s internal controls over financial reporting during the fiscal year ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect,
Telkom’s internal control over financial reporting.
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
Item 16C.
Principal accountant fees and services
The following table sets forth the aggregate audit fees, audit related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than audit fees, audit related fees and tax fees for each of the 2006 and 2007 financial years:
Audit related
Audit fees
fees
(1)
Tax fees
All other fees
(2)
Total
(ZAR millions)
2006
29 6 – – 35
2007
48 – – 1 49
(1) Audit related services mainly included the services performed in preparing for compliance with the requirements of the
Sarbanes-Oxley Act. Fees for audit services increased in the 2007 financial year, as it includes fees incurred to comply with
Section 404 of the Sarbanes-Oxley Act, reporting on the audit of internal controls over financial reporting.
(2) All other fees mainly include engagements for factual findings and the issuance of related certifications.
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

Item 16D.
Exemptions from the listing standards for audit committees
Rule 10A-3(b)(1)(i) of the Exchange Act requires that each member of the audit committee of a listed issuer must be a member of the board of directors of the listed issuer, and must otherwise be independent. Rule 10A-3(b)(1)(ii) of the Exchange Act provides that in order to be considered to be independent, a member of an audit committee of a listed issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:
•  accept directly or indirectly any consulting, advisory or other compensatory fee from the issuer or any subsidiary thereof; or
• be an affiliated person of the issuer or any subsidiary thereof.
An affiliated person of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the issuer.
Two members of Telkom’s Audit and Risk Management Committee (the “ARMC”), Mr. Yekani
Tenza, the Chairman of the ARMC, and Mr. Marius Mostert, are representatives of the Government of the Republic of South Africa. The Government of the Republic of South Africa owned 38.9% of
Telkom’s issued and 40.6% of Telkom’s outstanding ordinary shares and had additional approval rights as the holder of Telkom’s class A ordinary share, as of June 29, 2007.
Rule 10A-3(b)(1)(iv)(E) of the Exchange Act provides an exemption from the prohibition on being an affiliated person of the issuer for an audit committee member of a foreign private issuer, who is a representative or designee of a foreign government or foreign governmental entity that is an affiliate of the foreign private issuer if the member is not an executive officer of the foreign private issuer.
Messers. Tenza and Mostert are not executive officers of Telkom and are exempt from the prohibition on being affiliated persons of the issuer contained in Rule 10A-3(b)(1)(ii)(B) under the
Exchange Act pursuant to Rule 10A-3(b)(1)(iv)(E) thereunder as representatives of the Government of the Republic of South Africa, a foreign government. Telkom does not believe that its reliance on this exemption would materially adversely affect the ability of its ARMC to act independently and satisfy the other requirements of Rule 10A-3 of the Exchange Act.

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers
Ordinary shares
In 2004 Telkom embarked on a share repurchase program to acquire shares to be used for the
Telkom conditional share plan, and to facilitate share repurchase activities for purposes other than for the Telkom conditional share plan. The following table sets forth information with respect to Telkom’s share repurchases in the 2005, 2006 and 2007 financial years.
(a) Total
(b) Average
(c) Total
(d) Maximum
number of
price
number of
number of
shares
paid per
shares
shares
purchased
share
purchased
that may
ZAR
as part of
yet be
publicly
purchased
announced
under the
plans or
plans or
programs
programs
(1)
For the year ended March 31, 2005
June 7 to June 21, 2004                               2,337,000
76.88 2,337,000 105,883,627
August 3 to August 31, 2004                         7,457,094
78.69 7,457,094 98,426,533
September 1 to September 30, 2004          10,586,418
76.28 10,586,418 87,840,115
For the year ended March 31, 2006
June 29 to June 30, 2005 152,172 108.82 152,172 87,687,943
July 1 to July 29, 2005                                   2,659,193
120.10 2,659,193 85,028,750
August 1 to August 31, 2005                          3,161,098
126.65 3,161,098 81,867,652
September 1 to September 30, 2005 6,114,457 125.32 6,114,457 75,753,195
For the year ended March 31, 2007
June 12 to June 30, 2006                             2,147,589
129.49 2,147,589 73,605,606
July 5 to July 26, 2006                                  2,062,522
123.74 2,062,522 71,543,084
August 1 to August 31, 2006                          3,565,202
133.55 3,565,202 67,977,882
September 1 to September 29, 2006 3,278,552 135.71 3,278,552 64,699,330
November 24 to November 30, 2006 193,500 132.93 193,500 64,505,830
December 1 to December 20, 2006 572,122 135.21 572,122 63,933,708
January 3 to January 17, 2007 269,884 143.95 269,884 63,663,824
(1)
On January 27, 2004, the shareholders of Telkom authorized, by way of general approval, Telkom, or a subsidiary of
Telkom, to acquire up to 20% of Telkom’s issued share capital, upon such terms and conditions, and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide. The repurchases are subject to the provisions of the Companies Act, 61 of 1973, as amended, and the Listing Requirements of the JSE. In terms of the
South African Companies Act, 61 of 1973, as amended, a subsidiary company may not acquire more than 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled. This approval was valid until the next Annual General Meeting, which was held on October 14, 2004. At this meeting, the shareholders of Telkom provided general approval for the share repurchase program until the next Annual
General Meeting, or for 15 months from the date of the resolution, whichever period is shorter. At the following Annual
General Meeting, which was held on October 21, 2005, the shareholders of Telkom again provided general approval for the share repurchase program until the next Annual General Meeting, or for 15 months from the date of the resolution, whichever period is shorter. The shareholders of Telkom provided general approval for the share repurchase program at the Annual General Meeting held on October 20, 2006. This approval is valid until the next Annual General Meeting or for
15 months from date of the resolution, whichever period is shorter. Telkom plans on continuing its share buy back strategy based on certain criteria.

PART III
Item 17.
Consolidated financial statements
The registrant has responded to Item 18 in lieu of responding to this item.
Item 18.
Consolidated financial statements
See Index to consolidated annual financial statements for a list of all financial statements filed as part of this annual report.

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
(1)
4.7 Joint Venture Agreement, dated March 31, 1995, between Telkom, Vodafone Group plc, Rembrandt Group Limited, Vodacom Group, Vodacom, Vodac and Vodafone
Holdings (SA) (Pty) Limited (Incorporated by reference to Exhibit 10.9 to the F-1)
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
(1)

4.10 Service Agreement between Telkom SA Limited and Papi Molotsane (Incorporated by
reference to Exhibit 4.10 of Telkom’s Annual Report on Form 20-F for the year ended
March 31, 2006)
(1)
8.1 Subsidiaries of Telkom
(2)
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
TELKOM SA LIMITED
By: /s/ Reuben Joseph September
Name: Reuben Joseph September
Title: Acting Chief Executive Officer
Dated: July 17, 2007
F–1
Telkom SA Limited
Content to the consolidated annual financial statements
for the three years ended March 31, 2007
Page
Report of the independent registered public accounting firm F-2
Consolidated income statement F-3
Consolidated balance sheet F-4
Consolidated statement of changes in equity F-5
Consolidated cash flow statement F-6
Notes to the consolidated annual financial statements F-7

F–2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TELKOM SA LIMITED
We have audited the accompanying consolidated balance sheets of Telkom SA Limited (‘Telkom’)
and its subsidiaries (together ‘the Group’) as of March 31, 2007, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended set out on pages F–3 to F–143. These financial statements are the responsibility of the Group’s directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.
We did not audit the financial statements of Vodacom Group (Proprietary) Limited, a 50% joint venture proportionally consolidated, which statements reflect total assets constituting 24%, 22%
and 20% at March 31, 2007, 2006 and 2005, respectively, and total revenues constituting 40%, 36%
and 32% for the years ended March 31, 2007, 2006 and 2005, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vodacom Group (Proprietary) Limited, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, and the report of the other auditors, provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telkom SA Limited and its subsidiaries at March 31, 2007, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International
Financial Reporting Standards, which differ in certain significant respects from U.S. generally accepted accounting principles (see Note 46 to the consolidated financial statements).
As described in Note 2 to the consolidated annual financial statements, in 2007 the Group adopted new and amended accounting standards, IAS 21 (revised) The Effects of Changes in Foreign Exchange
Rates, IAS 39 (revised) Financial Instruments: Recognition and Measurement, IFRIC 4 Determining
whether an Arrangement contains a lease, IFRIC 7 Applying the Restatement Approach under IAS 29
Financial Reporting in Hyperinflationary Economies. The Group has also adopted an accounting policy whereby acquisitions of minority interests by the Group in subsidiary companies are accounted for using the parent equity extension method.
We have also audited, in accordance with the standards of the Public Company Accounting
Oversight Board (United States), the effectiveness of Telkom SA Limited’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our
report dated July 9, 2007 expressed an unqualified opinion thereon.
E
ERNST &  YOUNG Inc
Pretoria
Republic of South Africa
July 9, 2007
■ Telephone (011) 772-3000
Telefax     (011) 772-4000
Docex       123 Randburg
Website     www.ey.com.za
■
Ernst & Young Inc.
Wanderers Office Park
52 Corlett drive, Illovo
Private Bag X14
Northlands 2116
Co. Reg. No. 2005/002308/21

F–3
Consolidated income statement
for the three years ended March 31, 2007
2005
2006
2007
Notes
Rm
Rm
Rm
Total revenue
3.1 43,696 48,260
52,157
Operating revenue
3.2 43,160 47,625
51,619
Other income 4 280 480
384
Operating expenses
32,179 33,428
37,533
Employee expenses 5.1 8,111 7,489
8,454
Payments to other operators 5.2 6,132 6,826
7,590
Selling, general and administrative expenses 5.3 8,824 10,273
12,902
Services rendered 5.4 2,021 2,114
2,291
Operating leases 5.5 803 850
981
Depreciation, amortisation, impairment and write-offs 5.6 6,288 5,876
5,315
Operating profit
11,261 14,677
14,470
Investment income
6 350 397
235
Finance charges and fair value movements
7 1,694 1,223
1,125
Interest 1,686 1,346
1,327
Foreign exchange and fair value movement 8 (123)
(202)
Profit before taxation
9,917 13,851
13,580
Taxation 8 3,082 4,523
4,731
Profit for the year
6,835 9,328
8,849
Attributable to:
Equity holders of Telkom
6,752 9,189
8,646
Minority interest
83 139
203
6,835 9,328
8,849
Basic earnings per share (cents) 9 1,246.9 1,746.1
1,681.0
Diluted earnings per share (cents) 9 1,244.5 1,736.6
1,676.3
Dividend per share (cents) 9 110.0 900.0
900.0

F–4
Consolidated balance sheet
at March 31
2005
2006
2007
Notes
Rm
Rm
Rm
Assets
Non-current assets
42,552 44,813
48,770
Property, plant and equipment 10 36,448 37,274
41,254
Intangible assets 11 3,182 3,910
5,111
Investments 12 2,277 2,894
1,384
Deferred expenses 13 133 254
270
Finance lease receivables 14 – –
158
Deferred taxation 15 512 481
593
Current assets
15,045 12,731
10,376
Short-term investments 12 69 69
77
Inventories 16 658 814
1,093
Income tax receivable 34 – –
520
Current portion of deferred expenses 13 214 226
287
Current portion of finance lease receivables 14 – –
88
Trade and other receivables 17 5,820 6,399
7,303
Other financial assets 18 5,074 275
259
Cash and cash equivalents 19 3,210 4,948
749
Total assets
57,597 57,544
59,146
Equity and liabilities
Equity attributable to equity holders of Telkom
26,141 29,165
31,724
Share capital and premium 20 8,293 6,791
5,329
Treasury shares 21 (1,812) (1,809)
(1,774)
Share-based compensation reserve 22 68 151
257
Non-distributable reserves 23 360 1,128
1,413
Retained earnings 24 19,232 22,904
26,499
Minority interest 25 220 301
284
Total equity
26,361 29,466
32,008
Non-current liabilities
13,870 12,391
8,554
Interest-bearing debt 26 9,504 7,655
4,338
Other financial liabilities 18 – –
36
Provisions 29 2,460 2,677
1,443
Deferred revenue 13 959 991
1,021
Deferred taxation 15 947 1,068
1,716
Current liabilities
17,366 15,687
18,584
Trade and other payables 31 6,782 6,103
7,362
Shareholders for dividend 35 7 4
15
Current portion of interest-bearing debt 26 4,499 3,468
6,026
Current portion of provisions 29 1,428 1,660
2,095
Current portion of deferred revenue 13 1,717 1,975
1,983
Income tax payable 34 1,711 1,549
594
Other financial liabilities 18 313 235
68
Credit facilities utilised 19 909 693
441
Total liabilities
31,236 28,078
27,138
Total equity and liabilities
57,597 57,544
59,146

F–5
Consolidated statement of changes in equity
for the three years ended March 31, 2007
Attributable to equity holders of Telkom
Share-
based
Non-
compen-
distri-
Share
Share
Treasury
sation
butable
Retained
Minority
Total
capital
premium
shares
reserve
reserves earnings
Total
interest
equity
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Balance at April 1, 2004
5,570 2,723 (238) – 91 13,482 21,628 200 21,828
Total recognised income and
expense for the year (22) 6,752 6,730 83 6,813
Total income and expense recognised
directly in equity for the year
(refer to note 23)
(22) (22) (22)
Fair value adjustment on investment 9 9 9
Realisation of fair value adjustment
on investment
(31) (31) (31)
Profit for the year – restated as
per note 2 6,752 6,752 83 6,835
Dividend declared (refer to note 35) (606) (606) (67) (673)
Transfer to non-distributable reserves
(refer to note 23) 279 (279) – –
Foreign currency translation reserve
(net of tax of RNil) – restated as
per note 2 (refer to note 23)
12 12 (1) 11
Purchase of treasury shares (1,574) (1,574) (1,574)
Business combination (117) (117) (117)
Net increase in share-based
compensation reserve (refer to note 22) 68 68 68
Acquisition of subsidiary
(refer to note 36) – 5 5
Balance at March 31, 2005
5,570 2,723 (1,812) 68 360 19,232 26,141 220 26,361
Total recognised income and
expense – Profit for the year
– restated as per note 2
9,189 9,189 139 9,328
Dividend declared (refer to note 35) (4,801) (4,801) (78) (4,879)
Transfer to non-distributable reserves
(refer to note 23) 716 (716) – –
Foreign currency translation reserve
(net of tax of RNil) – restated as
per note 2 (refer to note 23)
52 52 (7) 45
Net increase in share-based
compensation reserve (refer to note 22) 86 86 86
Shares vested and re-issued
(refer to note 22) 3 (3) – –
Acquisition of subsidiary
(refer to note 36) – 27 27
Shares bought back and cancelled
(refer to note 20) (121) (1,381) (1,502) (1,502)
Balance at March 31, 2006
5,449
1,342
(1,809)
151
1,128
22,904
29,165
301
29,466
Total recognised income and
expense – Profit for the year
8,646
8,646
203
8,849
Dividend declared (refer to note 35)
(4,678)
(4,678)
(166)
(4,844)
Transfer to non-distributable reserves
(refer to note 23)
239
(239)
–
–
Foreign currency translation reserve
(net of tax of R4 million)
(refer to note 23)
46
46
14
60
Net increase in share-based
compensation reserve (refer to note 22)
141
141
141
Shares vested and re-issued
(refer to note 22)
35
(35)
–
–
Acquisition of subsidiaries and
minorities (refer to note 36)
–
(68)
(68)
Shares bought back and cancelled
(refer to note 20)
(120)
(1,342)
(134)
(1,596)
(1,596)
Balance at March 31, 2007
5,329
–
(1,774)
257
1,413
26,499
31,724

32,008

F–6
Consolidated cash flow statement
for the three years ended March 31, 2007
2005
2006
2007
Notes
Rm
Rm
Rm
Cash flows from operating activities
15,711 9,506
9,356
Cash receipts from customers 43,561 46,958
50,979
Cash paid to suppliers and employees (24,939) (27,234)
(30,459)
Cash generated from operations 32 18,622 19,724
20,520
Interest received 463 482
422
Dividends received 6 14 50
3
Finance charges paid 33 (1,272) (1,316)
(1,115)
Taxation paid 34 (1,487) (4,550)
(5,690)
Cash generated from operations before dividend paid 16,340 14,390
14,140
Dividend paid 35 (629) (4,884)
(4,784)
Cash flows from investing activities
(6,306) (7,286)
(10,412)
Proceeds on disposal of property, plant and equipment
and intangible assets
37 92
54
Proceeds on disposal of investments 267 493
77
Additions to property, plant and equipment
and intangible assets
(5,880) (7,396)
(10,037)
Acquisition of subsidiaries and minorities 36 (138) –
(445)
Additions to other investments (592) (475)
(61)
Cash flows from financing activities
(9,897) (258)
(2,920)
Shares bought back and cancelled – (1,502)
(1,596)
Loans raised 1,157 4,123
5,624
Loans repaid (5,027) (7,399)
(6,922)
Purchase of treasury shares (1,710) –
–
Finance lease capital repaid (13) (24)
(37)
(Increase)/decrease in net financial assets (4,304) 4,544
11
Net (decrease)/increase in cash and cash equivalents
(492) 1,962
(3,976)
Net cash and cash equivalents at beginning of the year 2,796 2,301
4,255
Effect of foreign exchange rate differences (3) (8)
29
Net cash and cash equivalents at end of the year 19 2,301 4,255
308
Comparatives
The line items on the detail note disclosure for 2005 and 2006 have been restated due to the adoption of IAS21 (revised). This has, however, not had any impact on the face of the cash flow statement (refer to note 2).

F–7
Notes to the consolidated annual financial statements
for the three years ended March 31, 2007
1.    Corporate information
Telkom SA Limited (‘Telkom’) is a company incorporated and domiciled in the Republic of South
Africa (‘South Africa’) whose shares are publicly traded. The Company, its subsidiaries and joint venture (‘the Group’) is the leading provider of fixed-line voice and data communication services in
South Africa and mobile communication services through the Vodacom Group (Proprietary) Limited
(‘Vodacom’) in South Africa and certain other African countries. The Group’s services and products include:
•  fixed-line voice services, including subscriptions and connections services, local, long distance, fixed-to-mobile and international voice services, interconnection and hubbing communications services, international voice-over-internet protocol services, subscription based value-added voice services and customer premises equipment sales and rental;
•  fixed-line data services, including domestic and international data transmission services, such as point-to-point leased lines, ADSL services and packet-based services, managed data networking services and internet access and related information technology services;
•  e-commerce, including internet access service provider, application service provider, hosting, data storage, e-mail and security services;
•  directory and wireless data services through our TDS Directory Operations Group and Swiftnet subsidiaries, respectively; and
•  mobile communication services, including voice services, data services, value-added services and handset sales through Vodacom.
2.    Significant accounting policies
Basis of preparation
The consolidated annual financial statements comply with International Financial Reporting
Standards (‘IFRS’) of the International Accounting Standards Board (‘IASB’) and the Companies Act of
South Africa, 1973.
The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at fair value. Details of the
Group’s significant accounting policies are set out below, and are consistent with those applied in the previous financial year except for the following:
•  the Group has adopted the amendments to IAS21 (revised) and IAS39 (revised) and IFRIC4 and IFRIC7 with effect from April 1, 2006; and
•  the Group has adopted an accounting policy regarding the acquisition of minority interests in subsidiary companies in terms of IAS8.
Adoption of amendments to standards and new interpretations
The following changes to the Group accounting policies have been made in adopting the revised standards and interpretations for the year under review:

F–8
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Adoption of amendments to standards and new interpretations (continued)
Amendment to IAS21 The Effects of Changes in Foreign Exchange Rates (revised)
The amendment, Net Investment in a Foreign Operation, requires that even if a monetary item
(which is part of a net investment) is denominated in a functional currency which is neither that of the reporting entity nor that of the foreign operation, the resulting exchange difference should be recognised in equity. This treatment is similar to the treatment where a monetary item is denominated in the functional currency of the reporting entity or that of the foreign operation. The impact of this amendment on previously reported results is a movement from Retained earnings to Non-distributable reserves of R8 million in 2006 (2005: R1 million) and an increase in Profit attributable to equity holders of Telkom of R7 million in 2006 (2005: R1 million).
Amendments to IAS39 Financial Instruments: Recognition and Measurement (revised)
The revision of IAS39 relates to three amendments to the existing standard.
The first amendment requires that issuers of financial guarantee contracts recognise a financial liability arising from the issuance of a financial guarantee. The amendment defines a financial guarantee contract as a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due, in accordance with the original or modified terms of a debt instrument. The amendment has not had a material impact on the Group’s financial statements.
The second amendment deals with cash flow hedge accounting for forecast intragroup transactions. For hedge accounting purposes, only assets, liabilities, firm commitments or highly probable forecast transactions that involve a party external to the entity can be designated as hedged items. The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect profit or loss. This amendment has not had any impact on the Group’s financial statements since the Group’s derivative transactions do not qualify for hedge accounting under the specific rules of IAS39.
The third amendment introduces additional requirements to be met before the entity can choose to designate some of its financial assets or financial liabilities as ‘at fair value through profit or loss’.
The amendment has not had any impact on the Group’s financial statements since the Group has not designated any financial assets or liabilities into the category ‘at fair value through profit or loss’.
IFRIC4 Determining whether an Arrangement contains a Lease
IFRIC4 requires that when an entity enters into a service arrangement as a supplier or a customer and the supply of the service depends on the use of a specific asset, or the right to control the use of the specific asset is conveyed to the customer, the arrangement should be assessed to determine whether it contains a lease. Once it has been concluded that an arrangement contains a lease, it should be assessed against criteria in IAS17 to determine if the arrangement should be recognised as a finance lease or an operating lease. Where an entity does not apply IFRIC4 retrospectively, IFRIC4 requires the entity to assess existing arrangements at the beginning of the earliest period for which comparative information under IFRS is presented on the basis of facts and circumstances existing at the beginning of that period. The effect of the application of this interpretation was not considered material for prior periods, and therefore all cumulative adjustments were made in the current year.

F–9
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Adoption of amendments to standards and new interpretations (continued)
IFRIC4 Determining whether an Arrangement contains a Lease (continued)
The cumulative impact of this interpretation for the year ended March 31, 2007 was an increase in Profit before taxation of R83 million and an increase in Taxation of R24 million which resulted in an increase in Profit for the year of R59 million. It further resulted in a finance lease receivable of
R207 million which was recognised in the Balance sheet at March 31, 2007 in this regard.
IFRIC7 Applying the Restatement Approach under IAS29 Financial Reporting in
Hyperinflationary Economies
The IFRIC provides guidance on the measuring unit at the balance sheet date. It also provides guidance on how to account for the deferred tax opening balance in restated financial statements.
The interpretation does not have a material impact since the Group does not operate in a hyperinflationary economy and does not have material investments in hyperinflationary economies.
New accounting policy
Acquisition of minorities
The Group has adopted an accounting policy regarding the acquisition of minority interests in subsidiary companies in terms of IAS8 paragraph 10. Minority shareholders are treated as equity participants and, therefore, all acquisitions of minority interests by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minorities’ share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is recorded as goodwill. The adoption of this policy has not had any impact on previously reported results.
Accounting pronouncements not yet adopted
The Group has not applied the following standards, interpretations and amendments that have been issued and are not yet effective:
IAS1 Presentation of Financial Statements (amended)
This amendment is effective for annual periods beginning on or after January 1, 2007. As a result of the development of IFRS7 Financial Instruments: Disclosures, IAS1 has been amended to require the disclosure of the entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and if it has not complied, the consequences of such non-compliance. The impact of this standard is that it requires more extensive disclosure of the Group’s capital management.
IFRS7 Financial Instruments: Disclosures
An entity shall apply this standard for annual periods beginning on or after January 1, 2007.
IFRS7 adds certain new disclosures to those currently required by IAS32. It also replaces the disclosures currently required by IAS30. All financial instruments disclosures will now be in terms of
IFRS7. The remaining parts of IAS32 now only deal with the classification and presentation of financial instruments. One of the main disclosure requirements added by IFRS7 is that an entity must group its financial instruments into classes of similar instruments, and when disclosures are required, make disclosures by class. IFRS7 also requires information about the significance of financial instruments and information about the nature and extent of risks arising from financial instruments.
The impact of this standard will be to expand on certain disclosures relating to financial instruments and will require additional disclosures not currently disclosed.

F–10
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Accounting pronouncements not yet adopted (continued)
IFRS8 Operating Segments
An entity shall apply this standard for annual periods beginning on or after January 1, 2009.
IFRS8 sets out the requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. IFRS8 further requires the entity to disclose factors used to identify the entity’s operating segments and type of products and services from which each operating segment derives its revenues. IFRS8 will require segments to be identified based on the information that management uses to make decisions about operating matters. The possible impact of this standard will be to expand on disclosures relating to operating segments, products and services.
IFRIC8 Scope of IFRS2
The interpretation is effective for annual periods beginning on or after May 1, 2006. IFRIC8 clarifies that IFRS2 applies to transactions in which an entity receives goods or services as consideration for equity instruments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received. The possible impact of this interpretation is not expected to be material since the Group has not transacted with third parties using equity as a purchase consideration for the transaction, other than those paid to employees in share-based payment transactions (refer to note 30).
IFRIC9 Reassessment of Embedded Derivatives
The interpretation is effective for annual periods beginning on or after June 1, 2006. IFRIC9 clarifies that an entity is required to separate an embedded derivative from the host contract and account for it as a derivative if and only if the entity first becomes a party to the contract. It further clarifies that reassessment is only allowed when there is a change in the terms of the contract which significantly modifies the cash flows that would otherwise be required under the contract. The possible impact of this interpretation is currently being evaluated.
IFRIC10 Interim Financial Reporting and Impairment
The interpretation is effective for annual periods beginning on or after November 1, 2006. IFRIC10 clarifies that an entity should not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available for sale or financial asset carried at cost. The possible impact of this interpretation is not expected to be material.
IFRIC11 IFRS2 – Group and Treasury Share Transactions
The interpretation is effective for annual periods beginning on or after March 1, 2007. The IFRIC clarifies that regardless of whether the entity chooses or is required to buy equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement by delivery of its own shares, the transaction should be accounted as equity settled. This interpretation also applies regardless of whether the employee’s rights to the equity instruments were granted by the entity itself or by its shareholders or was settled by the entity itself or by its shareholders. The possible impact of this interpretation is currently being evaluated.

F–11
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Accounting pronouncements not yet adopted (continued)
IFRIC12 Service Concession Arrangements
This interpretation is effective for annual periods beginning on or after January 1, 2008. The interpretation clarifies that contractual service arrangements do not convey the right to control the use of the public service infrastructure to the operator, instead the operator acts as a service provider. The infrastructure under these arrangements shall therefore not be recognised as the property, plant and equipment of the operator. The operator shall recognise and measure revenue in accordance with
IAS11 and IAS18 for the services it performs. The operator should recognise the asset as an intangible asset for the right (or licence) it receives to charge the users of the public service or as a financial asset when it has the right to receive cash from the grantor for construction services. The
IFRIC provides guidance on the recognition and measurement of the various aspects of service concession arrangements from an operator’s perspective. The possible impact of this interpretation is currently not expected to be material as the Group has not received service concession grants.
Significant accounting judgements and estimates
The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions that the Group may undertake in the future, actual results may ultimately differ from those estimates.
The presentation of the results of operations, financial position and cash flows in the financial statements of the Group is dependent upon and sensitive to the accounting policies, assumptions and estimates that are used as a basis for the preparation of these financial statements. Management has made certain judgements in the process of applying the Group’s accounting policies. These, together with the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, are as follows:
Property, plant and equipment and intangible assets
The useful lives of assets are based on management’s estimation. Management considers the impact of changes in technology, customer service requirements, availability of capital funding and required return on assets and equity to determine the optimum useful life expectation for each of the individual categories of property, plant, equipment and intangible assets. Due to the rapid technological advancement in the telecommunications industry as well as Telkom’s plan to migrate to a Next Generation Network over the next few years, the estimation of useful lives could differ significantly on an annual basis due to unexpected changes in the roll-out strategy. The impact of the change in the expected useful life of property, plant and equipment is described more fully in note 5.6.
The estimation of residual values of assets is also based on management’s judgement whether the assets will be sold or used to the end of their useful lives and what their condition will be like at that time.
For intangible assets that incorporate both a tangible and intangible portion, management uses judgement to assess which element is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.

F–12
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Significant accounting judgements and estimates (continued)
Determination of impairments of property, plant and equipment, and intangible assets
Management is required to make judgements concerning the cause, timing and amount of impairment. In the identification of impairment indicators, management considers the impact of changes in current competitive conditions, cost of capital, availability of funding, technological obsolescence, discontinuance of services and other circumstances that could indicate that an impairment exists. The Group applies the impairment assessment to its separate cash-generating units. This requires management to make significant judgements concerning the existence of impairment indicators, identification of separate cash-generating units, remaining useful lives of assets and estimates of projected cash flows and fair value less costs to sell. Management judgement is also required when assessing whether a previously recognised impairment loss should be reversed.
Where impairment indicators exist, the determination of the recoverable amount of a cash-
generating unit requires management to make assumptions to determine the fair value less costs to sell and value in use. Key assumptions on which management has based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use include projected revenues, gross margins, average revenue per asset component, capital expenditure, expected customer bases and market share. The judgements, assumptions and methodologies used can have a material impact on the fair value and ultimately the amount of any impairment.
Asset retirement obligations
Management judgement is exercised when determining whether an asset retirement obligation exists, and in determining the present value of expected future cash flows and discount rate when the obligation to dismantle or restore the site arises, as well as the estimated useful life of the related asset.
Financial assets
At each balance sheet date management assesses whether there are indicators of impairment of financial assets, including equity investments. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management judgement is required when determining the expected future cash flows. To determine whether the decline in fair value is prolonged, reliance is placed on an assessment by management regarding the future prospects of the investee. In measuring impairments, quoted market prices are used, if available, or projected business plan information from the investee for those financial assets not carried at fair value.
Impairment of receivables
An impairment is recognised for estimated losses firstly on an individually significant trade receivable and secondly on a group of trade receivables with similar credit risk that are assessed to be impaired based on objective evidence as a result of one or more events that occurred during the reporting period. For those customers which have defaulted, management makes judgements based on an assessment of their ability to make payments based on credit worthiness and historical write-off experience. Should the financial condition of the customers change, actual write-offs could differ significantly from the impairment.

F–13
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Significant accounting judgements and estimates (continued)
Taxation
Management judgement is exercised when determining the probability of future taxable profits which will determine whether deferred tax assets should be recognised or derecognised. The realisation of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, taking into account any legal restrictions on the length and nature of the taxation asset. When deciding whether to recognise unutilised taxation credits, management needs to determine the extent that future payments are likely to be available for set-off. In the event that the assessment of future payments and future utilisation changes, the change in the recognised deferred taxation must be recognised in profit or loss.
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
The growth of the Group, following its geographical expansion into other African countries over the past few years, has made the estimation and judgement required in recognising and measuring deferred taxation balances more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependent on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates. Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and the current taxation payments.
Group entities are regularly subject to evaluation, by the relevant tax authorities, of its historical tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules to the business of the relevant Group entities. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group that exceeds management’s estimate.
Deferred taxation rate
Management makes judgements on the tax rate applicable based on the Group’s expectations at balance sheet date on how the asset is expected to be recovered or the liability is expected to be settled.
Employee benefits
The Group provides defined benefit plans for certain post-employment benefits. The Group’s net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered. The obligation and assets related to each of the post-retirement benefits are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 30. The assumptions determined by management make use of information obtained from the Group’s employment agreements with staff and pensioners, market related returns on similar investments, market related discount rates and other available information. The assumptions concerning the expected return on assets and expected change in liabilities are determined on a uniform basis, considering long-term historical returns and future estimates of returns and medical inflation expectations. In the event that further changes in assumptions are required, the future amounts of post-retirement benefits may be affected materially.

F–14
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Significant accounting judgements and estimates (continued)
Employee benefits (continued)
The discount rate reflects the average timing of the estimated defined benefit payments. The discount rate is based on long term South African government bonds with the longest maturity period as reported by the Bond Exchange of South Africa. The discount rate is expected to follow the trend of inflation.
The overall expected rate of return on assets is determined based on the market prices prevailing at that date, applicable to the period over which the obligation is to be settled.
Telkom provides equity compensation in the form of the Telkom Conditional Share Plan to its employees. The related expense and reserve are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 30. The assumptions include employee turnover percentages and whether specified performance criteria will be met. Changes to these assumptions could affect the amount of expense ultimately recognised in the financial statements.
Management judgement is required when recognising and measuring provisions and when measuring contingent liabilities as set out in notes 29 and 39 respectively. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgement. The Group is required to recognise provisions for claims arising from litigation when the occurrence of the claim is probable and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.
Revenue recognition
To reflect the substance of each transaction, revenue recognition criteria are applied to each separately identifiable component of a transaction. In order to account for multiple-element revenue arrangements in developing its accounting policies, the Group considered the guidance contained in the United States Financial Accounting Standards Board (‘FASB’) Emerging Issues Task Force No 00-
21 Revenue Arrangements with Multiple Deliverables. Judgement is required to separate those revenue arrangements that contain the delivery of bundled products or services into individual units of accounting, each with its own earnings process, when the delivered item has stand-alone value and the undelivered item has fair value. Further judgement is required to determine the relative fair values of each separate unit of accounting to be allocated to the total arrangement consideration. Changes in the relative fair values could affect the allocation of arrangement consideration between the various revenue streams.
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
Vodacom acts as a principle in its relationship with its dealers and service providers. Dealers and service providers are not permitted to purchase and resell Vodacom airtime, they simply pass on to the customer the airtime that arises from the customer's use of the Vodacom network.

F–15
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Significant accounting judgements and estimates (continued)
Dealer incentives (continued)
The role of the dealers and service providers is to undertake sales and marketing of airtime services, including connection and renewal of contract customers and sales to prepaid customers, and certain administrative services in relation to customers connected to the Vodacom network, such as sales force and customer care and billing of individual customers for which they are compensated by Vodacom. In effect, Vodacom has simply outsourced these functions, which they would otherwise have performed internally, incurred and recorded as expenses, and the contract between Vodacom and their dealers and service providers specifies what these functions are and how they will be compensated by incentive commissions.
Vodacom pays amounts to its service providers and dealers for the ongoing administration of its customers on a monthly basis.
The following incentive commissions are also paid by Vodacom to its dealers and service providers:
Contract connection and retention incentive commissions
Contract products that may include deliverables such as a handset and 24 month service are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost and commissions paid to service providers and dealers that are applicable to these identified deliverables are recognised based on the same recognition criteria of the individual deliverable at the time the product or service is delivered.
Contract retention incentive commissions
These commissions are paid to service providers or dealers for all contract packages. Vodacom calculates the incentive paid monthly and the expense is recognised in the period it is earned by the service provider or dealer.
Prepaid incentive commissions
Prepaid products that may include deliverables such as a SIM-card and airtime are defined as arrangements with multiple deliverables. The arrangement consideration is allocated to each deliverable, based on the fair value of each deliverable on a stand alone basis as a percentage of the aggregated fair value of the individual deliverables. Revenue allocated to the identified deliverables in each revenue arrangement and the cost and commissions paid to service providers and dealers that are applicable to these identified deliverables are recognised on the same recognition criteria of the individual deliverable at the time the product or service is delivered.
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

F–16
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies
Basis of consolidation
The consolidated financial statements include those of Telkom, its foreign and domestic subsidiaries and joint ventures. Subsidiaries are those entities over which financial and operating policies the Group has the ability to exercise control, so as to obtain benefits from their activities. Joint ventures are those enterprises over which the Group exercises joint control in terms of a contractual agreement. Joint ventures are accounted for using the proportionate consolidation method on a line-
by-line basis. Intra-group balances and transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.
Transactions with jointly controlled entities together with related unrealised gains and losses and resulting balances are eliminated to the extent of the Group’s interest in the entities. Business combinations are accounted for using the purchase method of accounting. Consolidation takes place from the date that effective control passes to the Group.
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
Minority shareholders are treated as equity participants and, therefore, all acquisitions of minority interest by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is therefore reflected as goodwill.
Minority interests are separately presented in the consolidated financial statements.
Operating revenue
The Group provides fixed-line and data communication services and mobile communication services, directory services and communication related products. The Group provides such services to business, residential, payphone and mobile customers. Revenue represents the fair value of fixed or determinable consideration that has been received or is receivable.
Revenue for services is measured at amounts invoiced to customers and excludes Value Added
Tax.
Revenue is recognised when there is evidence of an arrangement, collectability is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognised when the related components are delivered in order to reflect the substance of the transaction. The value of components is determined using verifiable objective evidence. The Group does not provide customers with the right to a refund.

F–17
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
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
Revenue related to sale of communication equipment, products and value-added services is recognised upon delivery and acceptance of the product or service by the customer.
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
Interconnection
Interconnection revenue for call termination, call transit and network usage is recognised as the traffic flow occurs.
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

F–18
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Operating revenue (continued)
Directory services
Revenue is recognised when paper directories are released for distribution, as the significant risks and rewards of ownership have been transferred to the buyer. Electronic directories’ revenue is recognised on a monthly basis, as earned.
Other
Other revenue is recognised when the economic benefit flows to the Group and the earnings process is complete.
Mobile
The Vodacom Group invoices its independent service providers for the revenue billed by them on behalf of the Group. The Group, within its contractual arrangements with its agents, pays them administrative fees. The Group receives in cash, the net amount equal to the gross revenue earned less the administrative fees payable to the agents.
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
Vodacom revenue from the handset is recognised when the product is delivered limited to the amount of cash received. Monthly service revenue received from the customer is recognised in the period in which the service is delivered. Airtime revenue is recognised on the usage basis. The terms and conditions of the bundled airtime products, where applicable, allow the carry over of unused airtime. The unused airtime is deferred in full. Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised in revenue.
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
•  Revenue from the SIM-card representing activation fees is recognised over the average useful life of a prepaid customer.
•  Airtime revenue is recognised on the usage basis. Unused airtime is deferred in full.
•  Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer relationship, all deferred revenue for unused airtime is recognised in revenue.

F–19
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Operating revenue (continued)
Prepaid products (continued)
Upon purchase of an airtime voucher, the customer receives the right to make outgoing voice and data calls to the value of the airtime voucher. Revenue is recognised as the customer utilises the voucher.
Deferred revenue and costs related to unactivated starter packs which do not contain any expiry date, is recognised in the period when the probability of these starter packs being activated by a customer becomes remote. In this regard the Group applies a period of 36 months before these revenue and costs are released to the consolidated income statement.
Data revenue
Revenue, net of discounts, from data services is recognised when the Group has performed the related service and depending on the nature of the service, is recognised either at the gross amounts billed to the customer or the amount receivable by the Group as commission for facilitating the service.
Equipment sales
All equipment sales are recognised only when delivery and acceptance has taken place.
Equipment sales to third party service providers are recognised when delivery is accepted. No rights of return exist on sales to third party service providers.
Interest on debtors’ accounts
Interest is raised on overdue accounts on a time proportionate basis and recognised in the income statement.
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
Interest is recognised on a time proportionate basis taking into account the principal amount outstanding and the effective interest rate.
Taxation
Current taxation
The charge for current taxation is based on the results for the year and is adjusted for non-taxable income and non-deductible expenditure. Current taxation is measured at the amount expected to be paid to the taxation authorities, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.

F–20
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Deferred taxation
Deferred taxation is accounted for using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax is not provided on the initial recognition of goodwill or initial recognition of assets or liabilities which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.
A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unused tax credits and deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.
Deferred tax relating to items recognised directly in equity is recognised in equity and not in the income statement.
Deferred income tax liabilities are recognised for all taxable temporary differences, except:
•  Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•  In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised except:
•  Where the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•  In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

F–21
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Exchange differences arising from the translation of foreign taxation assets and liabilities of foreign entities where the functional currency is different to the local currency, are classified as a deferred taxation expense or income.
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
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. Depreciation is charged from the date the asset is available for use on a straight-line basis over the estimated useful life and ceases at the earlier of the date that the asset is classified as held for sale and the date the asset is derecognised. Idle assets continue to attract depreciation.
The estimated useful life of individual assets and the depreciation method thereof are reviewed on an annual basis at balance sheet date. The depreciable amount is determined after taking into account the residual value of the asset. The residual value is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The residual values of assets are reviewed on an annual basis at balance sheet date.
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

F–22
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Property, plant and equipment (continued)
The estimated useful lives assigned to groups of property, plant and equipment are:
Years
Freehold buildings 15 to 40
Leasehold buildings 7 to 25
Network equipment
Cables 20 to 40
Switching equipment 5 to 18
Transmission equipment 5 to 18
Other 2 to 20
Support equipment 8 to 13
Furniture and office equipment 4 to 15
Data processing equipment and software 5 to 10
Other 2 to 15
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
Licences, software, trademarks, copyrights and other
At initial recognition acquired intangible assets are recognised at their purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates. The recognised cost includes any directly attributable costs for preparing the asset for its intended use.
Internally generated intangible assets are recognised at cost comprising all directly attributable costs necessary to create and prepare the asset to be capable of operating in the manner intended by management. Licences, software, trademarks, copyrights and other intangible assets are carried at cost less accumulated amortisation and any accumulated impairment losses. Amortisation commences when the intangible assets are available for their intended use and is recognised on a straight-line basis over the assets’ expected useful lives. Amortisation ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognised.

F–23
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Intangible assets (continued)
Licences, software, trademarks, copyrights and other (continued)
The residual value of intangible assets is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. Due to the nature of the asset the residual value is assumed to be zero unless there is a commitment by a third party to purchase the asset at the end of its useful life or when there is an active market that is likely to exist at the end of the asset’s useful life, which can be used to estimate the residual values. The residual values of intangible assets and their useful lives are reviewed on an annual basis at balance sheet date.
Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.
Assets under construction represent application and other non integral software and includes all direct expenditure as well as related borrowing costs capitalised, but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-constructed assets.
Intangible assets are derecognised when they have been disposed of or when the asset is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of assets are recognised in the income statement in the year in which they arise.
The expected useful lives assigned to intangible assets are:
Years
Licences 5 to 30
Software 5 to 10
Trademarks, copyrights and other 3 to 15
Asset retirement obligations
Asset retirement obligations related to property, plant and equipment and intangible assets are recognised at the present value of expected future cash flows when the obligation to dismantle or restore the site arises. The increase in the related asset’s carrying value is depreciated over its estimated useful life. The unwinding of the discount is included in finance charges and fair value movements. Asset retirement obligations are reviewed annually and changes in the liability are added to, or deducted from, the cost of the reflected asset. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.
Changes in the measurement of an existing liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the liability, or a change in the discount rate, are accounted for as follows:
•  changes in the liability are added to, or deducted from, the cost of the reflected asset. If the amount deducted exceed the carrying amount of the assets, the excess is recognised immediately in profit and loss.

F–24
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
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
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets’ previous carrying amount and fair value less costs to sell.
Impairment of non-current assets
The Group regularly reviews its assets, other than financial instruments, and cash-generating units for any indication of impairment. When indicators, including changes in technology, market, economic, legal and operating environments occur and could result in changes of the asset’s or cash-
generating unit’s estimated recoverable amount, an impairment test is performed.
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
Previously recognised impairment losses, other than goodwill, are reviewed annually for any indication that it may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is estimated. Such impairment losses are reversed through the income statement if the recoverable amount has increased as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised in prior years. Impairment on goodwill is not reversed.
Repairs and maintenance
The Group expenses all costs associated with repairs and maintenance, unless it is probable that such costs would result in increased future economic benefits flowing to the Group, and the costs can be reliably measured.
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
Deferred revenue and expenses
Activation revenue and costs are recognised in accordance with the principles contained in
Emerging Issues Task Force Issue No 00-21, Revenue Arrangements with Multiple Deliverables
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

F–25
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
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
Financial assets at fair value through profit or loss
The Group classifies financial assets that are held for trading in the category ‘financial assets at fair value through profit or loss’. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the future. Derivatives not designated as hedges are also classified as held for trading. On remeasurement to fair value the gains or losses on held for trading financial assets are recognised in net finance charges and fair value movements for the year.
Held-to-maturity assets
The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity dates as held-to-maturity when the Group has the positive intention and ability to hold to maturity. These assets are subsequently measured at amortised cost. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method. This calculation includes all fees paid or received between parties to the contract. For investments carried at amortised cost, gains and losses are recognised in net profit or loss when the investments are sold or impaired.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method.

F–26
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Available-for-sale financial assets
Available-for-sale financial assets are those non-derivative assets that are designated as available-for-sale, or are not classified in any of the three preceding categories. Equity instruments are all treated as available-for-sale financial instruments. After initial recognition, available-for-sale financial assets are measured at fair value, with gains and losses being recognised as a separate component of equity.
Financial liabilities
Subsequent to initial recognition, the Group measures all financial liabilities, except financial guarantee contracts and financial liabilities held at fair value through profit or loss, including trade and other payables, at amortised cost using the effective interest method. Such liabilities, including derivative liabilities, are measured at fair value, with gains and losses arising on the change in fair value recognised in net finance charges and fair value movements for the year. Financial liabilities are classified as held for trading if they are acquired for the purpose of settling in the near term.
Financial guarantee contracts
Financial guarantee contracts are recognised initially at fair value and subsequently at the higher of the amount determined in accordance with IAS37 Provisions, Contingent Liabilities and Contingent
Assets or the amount initially recognised less, when appropriate, cumulative amortisation, recognised in accordance with IAS18 Revenue.
Listed investments
Listed investments classified as ‘available for sale’, are subsequently measured at fair value, which is calculated by reference to the quoted selling price at the close of business on the balance sheet date.
Trade and other receivables
Trade and other receivables are classified as ‘loans and receivables’. Short-term trade receivables are subsequently measured at the original invoice amount where the effect of discounting is not material. Long-term trade receivables are subsequently measured at amortised cost.
Bills of exchange and promissory notes
Bills of exchange and promissory notes classified as held to maturity are measured at amortised cost using the effective interest method. Those that do not have a fixed maturity are measured at cost.
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
Derivative financial instruments
All derivative financial instruments are measured at fair value subsequent to initial recognition with gains and losses taken to finance charges and fair value movements. The estimated fair values of derivatives are determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

F–27
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Derivative financial instruments (continued)
The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap contracts are determined as the present value of the net future interest cash flows. The fair value of currency swaps is determined with reference to the present value of expected future cash flows. The
Group’s derivative transactions, while providing effective economic hedges under the risk management policies, do not qualify for hedge accounting under the specific rules of IAS39.
Repurchase agreements
Securities sold under repurchase agreements are not derecognised. These transactions are treated as collateralised arrangements and classified as non-trading financial liabilities and carried at amortised cost.
Securities purchased under repurchase agreements are not recognised. These transactions are treated as collateralised lending arrangements and classified as loans and receivables. Loans are recorded at amortised cost.
All associated finance charges are taken to the income statement.
Capital and money market transactions
New bonds and commercial paper bills issued are subsequently measured at amortised cost using the effective interest method.
Bonds issued where Telkom is a buyer and seller of last resort are carried at fair value. The Group does not actively trade in bonds.
Derecognition
A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the Group’s contractual rights expire, financial assets are transferred or financial liabilities are extinguished.
On derecognition of a financial asset or liability, the difference between the consideration and the carrying amount on the settlement date is included in finance charges and fair value movements for the year. For available-for-sale assets, the fair value adjustment relating to prior revaluations of assets is transferred from equity and recognised in finance charges and fair value movements for the year.
Bonds and commercial paper bills are derecognised when the obligation specified in the contract is discharged. The difference between the carrying value of the bond and the amount paid to extinguish the obligation is included in finance charges and fair value movements.
Impairment of financial assets
At each balance sheet date an assessment is made of whether there are any indicators of impairment of a financial asset or a group of financial assets based on observable data about one or more loss events that occurred after the initial recognition of the asset or the group of assets. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss recognised for the difference between the recoverable amount and the carrying amount. The recoverable amount of financial assets carried at amortised cost is calculated as the present value of expected future cash flows discounted at the original effective interest rate of the asset.

F–28
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Impairment of financial assets (continued)
If, in a subsequent period, the amount of the impairment loss for financial assets decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed except for those financial assets classified as available-for-sale and carried at cost that are not reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the income statement. Reversals of impairment losses on debt instruments classified as available-for-sale are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised.
Foreign currencies
Each entity within the Group determines its functional currency. The Group’s presentation currency is the South African Rand (‘ZAR’).
Transactions denominated in foreign currencies are measured at the rate of exchange at transaction date. Monetary items denominated in foreign currencies are remeasured at the rate of exchange at settlement date or balance sheet date whichever occurs first. Exchange differences on the settlement or translation of monetary assets and liabilities are included in finance charges and fair value movements in the period in which they arise.
The annual financial statements of foreign operations are translated into South African Rand, the
Group’s presentation currency, for incorporation into the consolidated annual financial statements.
Assets and liabilities are translated at the foreign exchange rates ruling at the balance sheet date.
Income, expenditure and cash flow items are measured at the actual foreign exchange rate or average foreign exchange rates for the period. All resulting unrealised exchange differences are classified as equity. On disposal, the cumulative amounts of unrealised exchange differences that have been deferred are recognised in the consolidated income statement as part of the gain or loss on disposal.
All gains and losses on the translation of equity loans to foreign operations that are intended to be permanent whether they are denominated in one of the entities functional currencies or in a third currency, are recognised in equity.
Goodwill and intangible assets arising on the acquisition of a foreign operation are treated as assets of the foreign operation and translated at the foreign exchange rates ruling at balance sheet date.
All foreign exchange gains and losses on an investment in a foreign operation are now recognised in equity.
Treasury shares
Where the Group acquires, or in substance acquires, Telkom shares, such shares are measured at cost and disclosed as a reduction of equity. No gain or loss is recognised in profit and loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Such shares are not remeasured for changes in fair value.

F–29
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
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
Leases
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.
Where the Group enters into a service agreement as a supplier or a customer that depends on the use of a specific asset, and conveys the right to control the use of the specific asset, the arrangement is assessed to determine whether it contains a lease. Once it has been concluded that an arrangement contains a lease, it is assessed against the criteria in IAS17 to determine if the arrangement should be recognised as a finance lease or operating lease.
The land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification unless it is impracticable to do so.
Initial direct costs incurred in negotiating and securing finance lease arrangements are recognised as an expense when the profit on sale is recognised.
Lessee
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

F–30
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Leases (continued)
Lessor
Operating lease revenue is recognised in the income statement on a straight-line basis over the lease term.
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
These plans are funded by the employees and the Group, taking into account recommendations of the independent actuaries. The post-retirement telephone rebate liability is unfunded.
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
The amount recognised in the balance sheet represents the present value of the defined benefit obligations, calculated by using the projected unit credit method, as adjusted for unrecognised actuarial gains and losses, unrecognised past service costs and reduced by the fair value of the related plan assets. The amount of any surplus recognised and reflected as deferred expenses is limited to unrecognised actuarial losses and past service costs plus the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty as to the entitlement to the surplus (i.e. no economic benefit is available), no asset is recognised. No gain is recognised solely as a result of an actuarial loss or past service cost in the current period and no loss is recognised solely as a result of an actuarial gain or past service cost in the current period.
Actuarial gains and losses are recognised as employee expenses when the cumulative unrecognised gains and losses for each individual plan exceed 10% of the greater of the present value of the Group’s obligation and the fair value of plan assets. These gains or losses are amortised on a straight-line basis over ten years for all the defined benefit plans, except gains and losses related to the pensioners in the Telkom Retirement Fund, or unless the standard requires faster recognition.
For the Telkom Retirement Fund pensioners, the cumulative unrecognised actuarial gains and losses in excess of the 10% corridor at the beginning of the year are recognised immediately.
Past service costs are recognised immediately to the extent that the benefits are vested, otherwise they are recognised on a straight-line basis over the average period the benefits become vested.

F–31
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Employee benefits (continued)
Leave benefits
Annual leave is provided for over the period that the leave accrues and is subject to a cap of
22 days.
Workforce reduction
Workforce reduction expenses are payable when employment is terminated before the normal retirement age or when an employee accepts voluntary redundancy in exchange for benefits.
Workforce reduction benefits are recognised when the entity is demonstrably committed and it is probable that the expenses will be incurred. In the case of an offer made to encourage voluntary redundancy, the measurement of termination benefits is based on the number of employees expected to accept the offer.
Deferred bonus incentives
Employees of the wholly owned subsidiaries of Vodacom, including executive directors, are eligible for compensation benefits in the form of a Deferred Bonus Incentive Scheme. The benefit is recorded at the present value of the expected future cash outflows.
Share-based compensation
The grants of equity instruments, made to employees in terms of the Telkom Conditional Share
Plan, are classified as equity-settled share-based payment transactions. The expense relating to the services rendered by the employees, and the corresponding increase in equity, is measured at the fair value of the equity instruments at their date of grant based on the market price at grant date, adjusted for the lack of entitlement to dividends during the vesting period. This compensation cost is recognised over the vesting period, based on the best available estimate at each balance sheet date of the number of equity instruments that are expected to vest.
Short-term employee benefits
The cost of all short-term employee benefits is recognised during the year the employees render services, unless the Group uses the services of employees in the construction of an asset and the benefits received meet the recognition criteria of an asset, at which stage it is included as part of the related property, plant and equipment or intangible asset item.
Long-term incentive provision
The Vodacom Group provides long-term incentives to eligible employees payable on termination or retirement. The Group’s liability is based on an actuarial valuation. Actuarial gains and losses are recognised as employee expenses.
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

F–32
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2.    Significant accounting policies (continued)
Summary of significant accounting policies (continued)
Segmental reporting
The Group is managed in two business segments, which form the primary segment reporting basis: Fixed-line and Mobile. The Group’s two segments operate mainly in South Africa, but also have businesses in certain other African countries. The basis of segment reporting is representative of the
Group’s internal reporting structure. The geographical location of the Group’s customers has been identified as the secondary basis of segment reporting.
The Fixed-line business segment provides local telephony and data, domestic and international long-distance services as well as leased lines, data transmission, directory services and internet access.
The Mobile business segment provides mobile telephony services as well as the sale of mobile equipment.
Inter-segment sales are accounted for in the same way as sales to third parties at current market prices.
2005
2006
2007
Rm
Rm
Rm
3.    Revenue
3.1  Total revenue
43,696 48,260
52,157
Operating revenue 43,160 47,625
51,619
Other income (excluding profit on disposal of property,
plant and equipment and investments, refer to note 4) 186 238
303
Investment income (refer to note 6) 350 397
235
3.2  Operating revenue
43,160 47,625
51,619
Fixed-line 30,888 32,039
32,540
Mobile 12,272 15,586
19,079
Fixed-line 30,888 32,039
32,540
Subscriptions, connections and other usage 5,385 5,803
6,286
Traffic 17,723 17,534
16,738
Domestic (local and long distance) 9,286 8,886
8,104
Fixed-to-mobile 7,302 7,647
7,646
International (outgoing) 1,135 1,001
988
Interconnection 1,320 1,433
1,418
Data 5,484 6,223
6,973
Directories and other 976 1,046
1,125
4.    Other income
280 480
384
Other income (included in Total revenue, refer to note 3) 186 238
303
Interest received from debtors 129 136
190
Sundry income 57 102
113
Profit on disposal of property, plant and equipment
and intangible assets 30 79
29
Profit on disposal of investment and subsidiary 64 163
52
Sundry income includes rental received for the partial
sub-letting of commercial properties (refer to note 38).

F–33
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
5.
Operating expenses
Operating expenses comprise:
5.1   Employee expenses
8,111 7,489
8,454
Salaries and wages 5,573 5,566
6,362
Medical aid contributions 406 371
385
Retirement contributions 474 435
496
Post-retirement pension and retirement fund (refer to note 30) 12 (58)
33
Current service cost 3 4
5
Interest cost 320 364
329
Expected return on plan assets (360) (454)
(508)
Actuarial loss/(gain) 34 78
(136)
Settlement loss – –
21
Asset limitation 15 (50)
322
Post-retirement medical aid (refer to note 29 and 30) 182 361
330
Current service cost 27 48
83
Interest cost 249 249
286
Expected return on plan asset – –
(188)
Actuarial loss – 63
149
Settlement loss 18 7
–
Curtailment gain (112) (6)
–
Telephone rebates (refer to note 29 and 30) 15 19
104
Current service cost 2 3
4
Interest cost 16 16
19
Past service cost – –
76
Actuarial loss – –
5
Curtailment gain (3) –
–
Share-based compensation expense (refer to note 30 and 22) 68 127
141
Other benefits 992 1,200
1,275
Workforce reduction expense 961 88
24
Employee expenses capitalised (572) (620)
(696)
Post-retirement pension and retirement fund
Settlement loss
The settlement loss in the current year relates to a settlement event that occurred in the Telkom
Pension Fund whereby 106 members were transferred to the Telkom Retirement Fund. The portion of unrecognised cumulative actuarial gains and losses that relates to the settlement event has also been recognised in the current financial year.

F–34
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
5.    Operating expenses (continued)
Post-retirement medical aid and telephone rebates
Expected return on plan asset
During the current year the medical aid cell captive annuity policy qualified as a plan asset.
The expected return on this asset is therefore determined from that date (refer to note 12).
Curtailment gain
The curtailment gain in 2005 resulted from a reduction in the number of participants covered by the post-retirement medical aid and telephone rebates.
Past service cost
The past service cost recognised in the current year relates to an increase in the telephone rebate amount provided to pensioners during the year. This has resulted in an increase in the Group’s defined benefit obligation for telephone rebates. The past service cost for pensioners and active members aged over 55 years has been recognised immediately, as the increased benefit, which has already vested, relates to employee service provided in prior periods.
Other benefits
Other benefits include skills development, annual leave, performance incentive and service bonuses.
2005
2006
2007
Rm
Rm
Rm
5.2   Payments to other operators
6,132 6,826
7,590
Payments to other network operators consist of expenses in
respect of interconnection with other network operators.
5.3   Selling, general and administrative expenses
8,824 10,273
12,902
Selling and administrative expenses 5,863 7,240
9,248
Maintenance 1,993 1,928
2,286
Marketing 740 899
1,215
Bad debts 228 206
153
Included in the current year’s selling and administrative expenses is an amount of R510 million provided for the dispute with Telcordia as discussed in note 39.
Change in comparatives
Maintenance has increased by R334 million and selling and
administrative expenses has decreased by R334 million in 2006 due to the reclassification of maintenance expenses.

F–35
Notes to the consolidated annual financial statements
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
5.
Operating expenses (continued)
5.4   Services rendered
2,021 2,114
2,291
Facilities and property management 1,069 1,110
1,142
Consultancy services 159 182
266
Security and other 759 772
821
Auditors’ remuneration 34 50
62
Audit services 31 38
61
Company auditors 19 28
48
Current year 19 26
47
Prior year underprovision – 2
1
Other auditors – current year 12 10
13
Audit related services 3 9
–
Company auditors – current year – 6
–
Other auditors 3 3
–
Other services – 3
1
Audit related services in the prior years mainly included the services performed in preparing for compliance with the requirements of the
Sarbanes-Oxley Act of the United States of America. Fees for audit services increased in the current year, as it includes the fees incurred for the Section 404 of the Sarbanes-Oxley Act audit of internal controls over financial reporting.
5.5   Operating leases
803 850
981
Buildings 204 221
284
Transmission and data lines 16 42
63
Equipment 81 78
80
Vehicles 502 509
554
5.6   Depreciation, amortisation, impairment and write-offs
6,288 5,876
5,315
Depreciation of property, plant and equipment (refer to note 10) 5,442 5,154
4,483
Amortisation of intangible assets (refer to note 11) 502 560
536
Impairment of intangible assets (refer to note 11) 49 –
–
Impairment of property, plant and equipment (refer to note 10) 85 –
12
Reversal of impairment of property, plant and equipment
(refer to note 10) – (26)
–
Write-offs of property, plant and equipment and intangible assets
(refer to note 10 and 11) 210 188
284
In recognition of the changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining useful lives as at March 31, 2006.

F–36
Notes to the consolidated annual financial statements
for the three years ended March 31, 2007
5.
Operating expenses (continued)
5.6   Depreciation, amortisation, impairment and write-offs (continued)
The assets affected were certain items included in Network
equipment, Support equipment, Furniture and office equipment,
Data processing equipment and software, Other equipment and
Intangible assets. The revised estimated useful lives of these assets as set out below, resulted in a decrease of the current year depreciation and amortisation charges of R983 million.
Previous life
Revised life
Years
Years
Property, plant and equipment
Network equipment
Cables 15 – 40
20 – 40
Switching equipment 5 – 15
5 – 18
Transmission equipment 5 – 15
5 – 18
Other 2 – 25
2 – 20
Support equipment 8 – 10
8 – 13
Furniture and office equipment 6 – 10
4 – 15
Data processing equipment and software 5 – 7
5 – 10
Other 2 – 10
2 – 15
Intangible assets
Subscriber bases 3 – 5
3 –   8
Software 5 – 7
5 – 10
2005
2006
2007
Rm
Rm
Rm
6.    Investment income
350 397
235
Interest received 336 347
232
Dividends received from investments 14 50
3
7.    Finance charges and fair value movements
1,694 1,223
1,125
Interest 1,686 1,346
1,327
Local debt 1,515 1,506
1,488
Foreign debt 281 9
–
Less: Finance costs capitalised
(110) (169)
(161)
Foreign exchange gains and losses and fair value movement 8 (123)
(202)
Foreign exchange losses 111 47
246
Fair value adjustments on derivative instruments (103) (170)
(448)
Capitalisation rate 15.23% 13.91%
14.77%
Change in comparatives
Foreign exchange losses have decreased by R10 million in 2006
(2005: R1 million) due to the change in Group policy on net
investment in a foreign operation (refer to note 2).

F–37
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
8.    Taxation
3,082 4,523
4,731
South African normal company taxation 2,493 3,763
3,528
Current tax 2,497 3,754
3,564
(Overprovision)/underprovision for prior year (4) 9
(36)
Deferred taxation 345 173
516
Temporary differences – normal company taxation 606 229
584
Temporary difference – Secondary Taxation on Companies
(‘STC’) tax credits (raised)/utilised
(151) 51
(69)
Change in tax rate from 30% to 29% (37) –
–
(Overprovision)/underprovision for prior year (73) (107)
1
Secondary Taxation on Companies 238 585
670
Foreign taxation 6 2
17
The net deferred taxation expense results mainly from the extension of useful lives, offset slightly by an increase in the STC tax credits.
%
%
%
Reconciliation of taxation rate
Effective rate
31.1 32.7
34.8
South African normal rate of taxation 30.0 29.0
29.0
Adjusted for: 1.1 3.7
5.8
Change in tax rate from 30% to 29% (0.4) –
–
Exempt income (1.0) (1.3)
(0.2)
Disallowable expenditure 2.0 0.9
1.2
Tax losses not utilised 0.3 0.6
–
STC tax credits (raised)/utilised (1.5) 0.4
(0.3)
STC tax charge 2.4 4.2
4.9
Capital gains tax – –
0.8
Net overprovision for prior year (0.6) (1.1)
(0.5)
Utilisation of assessed loss (0.1) –
(0.1)
The Group operates in several African countries, and accordingly is subject to, and pays annual income taxes under the tax regimes of those countries. The Group has historically filed, and continues to file, all required income tax returns. Management believes that the principles applied in determining the Group‘s tax obligations are consistent with the principles and interpretations of the relevant countries‘ tax laws. The tax rules and regulations in these countries are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects such tax laws to further develop through changes in the countries‘ existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases.
Where required, provisions have been made or adjusted for anticipated obligations related to various ongoing investigations by tax authorities on indirect taxes. The provisions made include estimates of anticipated interest and penalties where appropriate. As of March 31, 2007, the Group has accrued for tax obligations in the amount of RNil, (2006: R199 million and 2005: R262 million).
These amounts represent what management believes will be the probable outcome of such disputes for all tax years for which additional taxes can be assessed.

F–38
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
8.    Taxation (continued)
To the extent management determines the estimated obligations should be revised, disputes are resolved in a manner that is favourable to the Group or the statute of limitations related to a dispute expires, these obligations will be adjusted accordingly at that time.
Change in comparatives
Taxation has increased by R3 million in 2006 (2005: RNil) due to the change in Group policy on net investment in a foreign operation (refer to note 2).
2005
2006
2007
Rm
Rm
Rm
9.    Earnings per share
Basic earnings per share (cents)
1,246.9 1,746.1
1,681.0
The calculation of earnings per share is based on
profit attributable to equity holders of Telkom for the
year of R8,646 million (2006: R9,189 million; 2005:
R6,752 million) and 514,341,282 (2006: 526,271,093;
2005: 541,498,547) weighted average number of
ordinary shares in issue.
Diluted earnings per share (cents)
1,244.5 1,736.6
1,676.3
The calculation of diluted earnings per share is based
on earnings for the year of R8,646 million
(2006: R9,189 million; 2005: R6,752 million) and
515,763,579 diluted weighted average number of
ordinary shares (2006: 529,152,318; 2005: 542,537,579).
The adjustment in the weighted average number of
shares is as a result of the expected future vesting of
shares already allocated to employees under the
Telkom Conditional Share Plan.
Headline earnings per share (cents)*
1,279.2 1,728.6
1,710.7
The calculation of headline earnings per share is
based on headline earnings of R8,799 million
(2006: R9,097 million; 2005: R6,927 million) and
514,341,282 (2006: 526,271,093; 2005: 541,498,547)
weighted average number of ordinary shares in issue.
Diluted headline earnings per share (cents)*
1,276.8 1,719.2
1,706.0
The calculation of diluted headline earnings per share
is based on headline earnings of R8,799 million
(2006: R9,097 million; 2005: R6,927 million) and
515,763,579 (2006: 529,152,318; 2005: 542,537,579)
diluted weighted average number of ordinary shares
in issue. The adjustment in the weighted average
number of shares is as a result of the expected future
vesting of shares already allocated to employees
under the Telkom Conditional Share Plan.

F–39
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
9.    Earnings per share (continued)
Reconciliation of weighted average number of
ordinary shares:
Ordinary shares in issue 557,031,819      557,031,819
544,944,899
Weighted average number of shares bought back – (7,211,710)
(7,442,253)
Weighted average number of treasury shares (15,533,272)     (23,536,579)
(23,086,074)
Weighted average number of shares prior to vesting – (12,437)
(75,290)
Weighted average number of shares outstanding 541,498,547     526,271,093
514,341,282
Reconciliation between earnings and headline earnings:
Earnings as reported
6,752 9,189
8,646
Adjustments:
Profit on disposal of investments
(64) (163)
(52)
Profit on disposal of property, plant and equipment
and intangible assets (30) (79)
(29)
Impairment/(reversal of impairment) of property,
plant, equipment and intangible assets 134 (26)
12
Write-offs of property, plant and equipment 210 188
284
Acquisition of subsidiary – (35)
–
Tax and minority interest effects (75) 23
(62)
Headline earnings 6,927 9,097
8,799
Reconciliation of diluted weighted average number
of ordinary shares:
Ordinary shares in issue (refer to note 20) 541,498,547     526,271,093
514,341,282
Expected future vesting of shares 1,039,032 2,881,225
1,422,297
Weighted average number of shares outstanding 542,537,579      529,152,318
515,763,579
Dividend per share (cents) 110.0 900.0
900.0
The calculation of dividend per share is based on dividends of R4,678 million (2006: R4,801 million;
2005: R606 million) declared on June 2, 2006 and 519,711,236 (2006: 533,465,571; 2005:
551,509,083) number of ordinary shares outstanding on the date of dividend declaration. The reduction in the number of shares represents the number of treasury shares held on date of payment.
* The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS and US GAAP. It has been calculated in accordance with the South African
Institute of Chartered Accountants’ circular issued in this regard.

F–40
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
9.    Earnings per share (continued)
Change in comparatives
The amounts for basic, diluted, headline and diluted headline earnings per share for 2006 and
2005 have changed as a result of the change in accounting policy as discussed in note 2. The effect of the change on previously reported numbers is not material.
2005
2006
2007
Accum-
Accum
Accum
ulated
ulated
ulated
depre-
Carrying
depre-
Carrying
depre-
Carrying
Cost
ciation
value
Cost
ciation
value
Cost
ciation
value
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
10.    Property, plant
and equipment
Freehold land and buildings
4,280
(1,615)
2,665
4,510
(1,811)
2,699
4,594
(1,837)
2,757
Leasehold buildings
869
(251)
618
940
(322)
618
926
(362)
564
Network equipment
58,318
(29,982)
28,336
59,418
(30,477)
28,941
63,003
(31,820)
31,183
Support equipment
3,790
(2,435)
1,355
3,740
(2,419)
1,321
4,045
(2,436)
1,609
Furniture and office equipment
456
(301)
155
469
(335)
134
536
(366)
170
Data processing equipment
and software
5,288
(3,253)
2,035
5,612
(3,530)
2,082
5,836
(3,707)
2,129
Under construction
1,084
–
1,084
1,320
–
1,320
2,536
–
2,536
Other
585
(385)
200
552
(393)
159
860
(554)
306
74,670
(38,222)
36,448
76,561
(39,287)
37,274
82,336
(41,082)
41,254
A major portion of this capital expenditure relates to the expansion of existing networks and services. An extensive build program with focus on Next Generation Network technologies has resulted in an increase in property, plant and equipment additions which is expected to continue over the next few years.
Fully depreciated assets with a cost of R1,225 million (2006: R3,724 million; 2005: R1,382 million)
were derecognised in the 2007 financial year. This has reduced both the cost price and accumulated depreciation of property, plant and equipment.
The carrying amounts of property, plant and equipment can be reconciled as follows:
Impair-
Carrying
Foreign
ment,
Carrying
value at
Business
currency write-offs
value at
beginning                  combi-
trans-
and
Depre-
end
of
of year
Additions
nations
Transfers
lation
reversals Disposals
ciation
year
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2007
Freehold land and buildings
2,699
209
–
–
2
17
(1)
(169)
2,757
Leasehold buildings
618
–
–
1
–
–
(14)
(41)
564
Network equipment
28,941
5,154
1
849
240
(199)
(270)
(3,533)
31,183
Support equipment
1,321
442
–
109
2
(15)
–
(250)
1,609
Furniture and office equipment
134
51
3
8
1
–
–
(27)
170
Data processing equipment
and software
2,082
466
12
(36)
8
(10)
(2)
(391)
2,129
Under construction
1,320
2,165
–
(912)
–
(37)
–
–
2,536
Other
159
161
–
58
4
(1)
(3)
(72)
306
37,274
8,648
16
77
257
(245)
(290)
(4,483)
41,254

F–41
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
10.    Property, plant
and equipment (continued)
Impair-
Carrying
Foreign
ment,
Carrying
value at
Business
currency write-offs
value at
beginning                  combi-
trans-
and
Depre-
end
of
of year
Additions
nations
Transfers
lation
reversals Disposals
ciation
year
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2006
Freehold land and buildings
2,665
105
–
174
–
(22)
(21)
(202)
2,699
Leasehold buildings
618
75
–
(1)
–
–
–
(74)
618
Network equipment
28,336
2,622
–
2,228
(122)
(49)
(21)
(4,053)
28,941
Support equipment
1,355
130
–
106
(1)
(6)
(5)
(258)
1,321
Furniture and office equipment
155
19
–
4
–
–
–
(44)
134
Data processing equipment
and software
2,035
381
1
153
(2)
(10)
(1)
(475)
2,082
Under construction
1,084
2,933
–
(2,622)
–
(75)
–
–
1,320
Other
200
45
–
(29)
(1)
–
(8)
(48)
159
36,448
6,310
1
13
(126)
(162)
(56)
(5,154)
37,274
2005
Freehold land and buildings
2,790
42
3
137
–
(16)
(7)
(284)
2,665
Leasehold buildings
648
–
–
–
–
–
–
(30)
618
Network equipment
29,134
1,742
207
1,584
29
(194)
(6)
(4,160)
28,336
Support equipment
1,421
95
22
109
1
(8)
–
(285)
1,355
Furniture and office equipment
190
10
2
2
–
(3)
–
(46)
155
Data processing equipment
and software
2,207
379
59
(21)
2
(20)
(1)
(570)
2,035
Under construction
1,197
2,123
–
(2,187)
–
(49)
–
–
1,084
Other
169
73
7
28
–
(5)
(5)
(67)
200
37,756
4,464
300
(348)
32
(295)
(19)
(5,442)
36,448
The average time taken to construct assets is 83.37 days.
Full details of land and buildings are available for inspection at the registered offices of the Group.
No temporary idle property, plant and equipment is included in the amounts disclosed above.
In March 2006 the Group started a process of determining whether an asset which incorporates both a tangible and an intangible element, should be recognised as tangible or intangible assets, based on management judgement and on facts available and the significance of each element to the total value of the asset. This ongoing process has resulted in further assets with a carrying value to the net amount of R77 million being reclassified from intangible assets to property, plant and equipment in the current year.
An amount of R240 million under property, plant and equipment disposals relates to the reclassification of Customer Premises Equipment. The disposals are as a result of the Group adopting
IFRIC4 which requires assessment of whether an arrangement contains a lease. These leases are classified as a finance lease in terms of IAS17 since they transfer significant risks and rewards of ownership to the customer.

F–42
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
11.    Intangible assets
2005 2006
2007
Accumulated Carrying Accumulated Carrying
Accumulated Carrying
Cost amortisation value Cost amortisation value
Cost
amortisation
value
Rm Rm Rm Rm Rm Rm
Rm
Rm
Rm
Goodwill 269 – 269 305 – 305
673
–
673
Trademarks, copyrights and other 588 (389) 199 685 (472) 213
761
(521)
240
Licences 171 (107) 64 155 (95) 60
222
(116)
106
Software 4,674 (2,929) 1,745 5,607 (3,338) 2,269
6,720
(3,737)
2,983
Under construction 905 – 905 1,063 – 1,063
1,109
–
1,109
6,607 (3,425) 3,182 7,815 (3,905) 3,910
9,485
(4,374)
5,111
The carrying amounts of intangible assets can be reconciled as follows:
Carrying Foreign Impair- Carrying
value at Business currency ment value at
beginning                  combi-
trans- and Amorti- end of
of year Additions nations Transfers lation write-offs Disposals sation year
Rm Rm Rm Rm Rm Rm Rm Rm Rm
2007
Goodwill
305
186
173
–
9
–
–
–
673
Trademarks, copyrights and other
213
8
69
–
–
–
–
(50)
240
Licences
60
47
1
–
8
–
–
(10)
106
Software
2,269
628
–
559
7
(4)
–
(476)
2,983
Under construction
1,063
729
–
(636)
–
(47)
–
–
1,109
3,910
1,598
243
(77)
24
(51)
–
(536)
5,111
2006
Goodwill
269 – 37 – (1) – – – 305
Trademarks, copyrights and other 199 2 91 2 – – – (81) 213
Licences 64 1 – – (1) – – (4) 60
Software 1,745 219 – 801 (2) – (19) (475) 2,269
Under construction 905 974 – (816) – – – – 1,063
3,182 1,196 128 (13) (4) – (19) (560) 3,910
2005
Goodwill
234 – 35 – – – – – 269
Trademarks, copyrights and other 239 – 68 – – – – (108) 199
Licences 91 – 26 – 5 (49) – (9) 64
Software 1,164 103 – 863 – – – (385) 1,745
Under construction 136 1,284 – (515) – – – – 905
1,864 1,387 129 348 5 (49) – (502) 3,182
The carrying amounts of intangible assets pledged as security for liabilities at March 31, 2007 is
R56 million, which consist of licenses with a carrying value of R6 million and other intangible assets of
R50 million (refer to note 26).
Intangible assets that are material to the Group consist of Software, Trademarks and Copyrights and Licences, whose average remaining amortisation period is between 7 and 17 years.
In March 2006 the Group started a process of determining whether an asset which incorporates both a tangible and an intangible element, should be recognised as tangible or intangible assets, based on management judgement and on facts available and the significance of each element to the total value of the asset. This ongoing process has resulted in further assets with a carrying value to the net amount of R77 million being reclassified from intangible assets to property, plant and equipment in the current year.
Goodwill has been allocated for impairment testing purposes to six cash-generating units of which four are in South Africa, one in the Democratic Republic of the Congo and one in Tanzania.

F–43
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
11.   Intangible assets (continued)
South Africa
The recoverable amounts of goodwill relating to Vodacom Service Provider Company (Proprietary)
Limited, Smartphone SP (Proprietary) Limited, Smartcom (Proprietary) Limited and Cointel VAS
(Proprietary) Limited have been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. These value in use calculations use cash flow projections based on financial budgets approved by management covering a ten year period and discount rates of between 12.5% and 13.7% in South
African Rand terms.The terminal growth rate applicable is 4.5%. Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.
Democratic Republic of Congo
The recoverable amount of this cash-generating unit was based on a value in use calculation for
Vodacom Congo (RDC) s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate of 17.2% in US Dollar terms. Cash flows beyond this period have been extrapolated using annual nominal growth rates of
7%. Management believes that these growth rates do not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.
Tanzania
The recoverable amount of this cash-generating unit was based on a value in use calculation for
Vodacom Tanzania Limited. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate of 15% in US Dollar terms.
The terminal growth rate applicable is 8.4%. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

F–44
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
11.    Intangible assets (continued)
2005
2006
2007
Rm
Rm
Rm
Impairment and write-offs of property, plant and
equipment and intangible assets
344 162
296
a)  Intangible assets
Software assets under construction written-off – –
51
Licences impaired* 49 –
–
b)  Property, plant and equipment
295 162
245
Assets under construction written-off
(refer to note 10) 49 75
37
Data processing equipment and software
(refer to note 10) 20 10
–
Assets relating to Vodacom Mozambique, S.A.R.L.* 12 –
–
Data processing equipment and software written-off 8 10
–
Network equipment (refer to note 10) 194 49
199
Assets relating to Vodacom Mozambique, S.A.R.L.* 71 –
9
Reversal of impairment * – (26)
–
* Due to the competitive and economic environment in
which VM, S.A.R.L. operates in Mozambique, the
Group assessed the assets for impairment in
accordance with the requirements of IAS36 Impairment
of Assets (‘IAS36’). The recoverable amount of these
assets has been determined based on the fair value
of the assets less costs to sell at March 31, 2007.
The fair value of the assets was obtained from a
knowledgeable, willing party on an arm’s length basis,
based on the assumption that the assets would be
disposed of on an item by item basis. The amount
with which the carrying amount exceeded the
recoverable amount is recognised as an impairment
loss. The reversal of the impairment loss in 2006
related to an increase in the fair value of
infrastructure assets.
Decommissioned and obsolete equipment written-off 123 75
190
Other
Support equipment, data processing equipment
and software and other assets written-off
32 28
9

F–45
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
12.    Investments
2,277 2,894
1,384
Available for sale
– –
40
Unlisted investments
Rascom
– –
–
0.69% (2006: 0.70%; 2005: 1.07%) interest in Regional African
Satellite Communications Organisation, headquartered in Abidjan,
Ivory Coast, at cost.
Cost 1 1
1
Impairment (1) (1)
(1)
The fair value of this unlisted investment cannot be practicably determined. The directors’ valuation is based on the Group’s interest in the entity’s net asset value converted at year-end exchange rates. The directors’ valuation of the above unlisted investment is RNil (2006: RNil; 2005: RNil).
WBS Holdings (Proprietary) Limited – –
40
2,500 ordinary shares at R0.01 each
The directors’ valuation of this unlisted investment is not materially different from the carrying amount (refer to note 28).
Listed investments
8 –
–
SAGE Limited 8 –
–
9,090,909 ordinary shares of R0.01 each.
The SAGE shares were classified as an available-for-sale investment in 2005. They were sold during the prior year at a loss of
R1,85 million (Group share: R1 million) as a result of the delisting of SAGE.
Loans and receivables
80 89
65
Planetel Communications Limited
22 21
25
The loan with a nominal value of USD7 million (Group share:
USD3,5 million) issued during the 2003 year, bears interest at
LIBOR plus 5%. Planetel Communications Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and
capitalised interest are collateralised by cession over all
shareholder distributions and a pledge over the shares of
Vodacom Tanzania Limited. All the shareholders subordinated
their loans to Vodacom Tanzania Limited for the duration
of the project finance funding period (refer to note 26).

F–46
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
12.  Investments (continued)
Loans and receivables (continued)
Caspian Construction Company Limited
26 25
29
The loan with a nominal value of USD8 million (Group share:
USD4 million) issued during the 2003 year, bears interest at LIBOR plus 5%. Caspian Construction Company Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited. All the
shareholders subordinated their loans to Vodacom Tanzania
Limited for the duration of the project finance funding period
(refer to note 26).
Number Portability Company (Proprietary) Limited
– –
3
The shareholder loan made to Number Portability Company
(Proprietary) Limited (‘NPC’) for an amount of R6 million
(Group share: R3 million) at March 2007, is subordinated
and ranks behind the claims of all creditors of NPC for
repayment until such time as the assets of NPC fairly
valued exceed its liabilities and in such case, the loan
shall cease to be sub-ordinated to the extent that the
assets of NPC exceed its liabilities from time to time. The
shareholder loan bears interest at the maximum rate of the
prevailing South African prime rate of 10.5% or a lesser rate determined by a resolution passed by majority vote of
the board at a duly constituted meeting of such board.
Sekha-Metsi Investment Consortium Limited
– –
8
The loan was advanced to Sekha-Metsi Investment Consortium
Limited and bears interest at South African overdraft interest rates plus a margin of 2%. Interest is payable monthly in arrears. The loan is repayable on demand when Sekha-Metsi Investment
Consortium Limited is able to obtain a loan externally. Sekha-Metsi
Investment Consortium Limited have pledged their shares in
Sekha-Metsi Enterprises (Proprietary) Limited as security for the loan.
Tel.One (Pvt) Limited
32 32
–
The loan to Tel.One (Pvt) Limited is unsecured, interest-free and was repayable through traffic revenue from June 2004 over
5 years. R41 million traffic has been set off against the loan in the current financial year, hence settling the full amount of the loan in advance.
Other receivables
– 11
–

F–47
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
12.  Investments (continued)
Other investments
G-Mobile Holdings Limited
– –
7
The Group purchased a 10% equity stake in G-Mobile Holdings
Limited and a 25.93% equity stake in Gogga Tracking Solutions
(Proprietary) Limited. The investee companies also granted the
Group an option to increase the investments (refer to note 28).
Held-for-trading
2,258 2,874
1,349
Linked insurance policies – Coronation 765 1,182
1,280
Linked insurance policies – Investec 22 24
–
Ordinary shares – listed 667 1,059
–
Cash 559 229
–
Other money market investments 118 284
69
Government stock 68 44
–
Other unlisted investments 59 52
–
Less: Short-term investments
(69) (69)
(77)
Tel.One (Pvt) Limited (10) (13)
–
Sekha-Metsi Investment Consortium Limited – –
(8)
Other money market investments (51) (56)
(69)
SAGE Limited (8) –
–
Included in held-for-trading investments is R1,279 million (2006: R2,819 million; 2005:
R2,208 million) that will be used to fund the post-retirement medical aid liability. These investments are made through a cell captive, in which Telkom holds 100% of the preference shares of the cell captive, and represent the fair value of the underlying investments of the cell captive. The initial cost of the investment amounts to R535 million (2006: R1,891 million; 2005: R1,660 million). Telkom bears all the risks and rewards of the investment, as the returns/losses on the preference shares are dependant on the performance of the underlying investments made by the cell captive. On this basis
Telkom as the preference shareholder, receives any residual gains or losses made by the captive. The ordinary shareholders of the cell captive do not bear any of the risks and rewards.
The cell captive has been consolidated in full.
The cell captive has an investment in a sinking fund and an annuity policy. During the current year an addendum to the cell captive annuity policy was signed, which resulted in the annuity policy qualifying as a plan asset.
This has resulted in a reduction in the investment of R1,961 million (refer to note 30).

F–48
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
13.   Deferred revenue and Deferred expenses
Deferred expenses
347 480
557
Long-term deferred expenses 133 254
270
Current portion of deferred expenses 214 226
287
The current portion of deferred expenses represents
the deferral of connection costs.
Deferred revenue 2,676 2,966
3,004
Long-term deferred revenue 959 991
1,021
Current portion of deferred revenue 1,717 1,975
1,983
Included in deferred revenue is profit on the sale and lease-back of certain Telkom buildings of
R129 million (2006: R140 million; 2005: R151 million). A profit of R11 million per annum is recognised in income on a straight-line basis, over the period of the lease ending 2019 (refer to note 38).
Total
< 1 year
1 – 5 years
> 5 years
Rm
Rm
Rm
Rm
14.   Finance lease receivables
The Group provides voice and non-voice services to
its customers, which make use of router and PABX
equipment that is dedicated to specific customers.
In terms of IFRIC4 the Group has concluded that
some of its voice and non-voice service arrangements
with its customers contain a lease. The disclosed
information relates to those arrangements which were
assessed to be finance leases in terms of IAS17.
2007
Minimum lease payments
Lease payments receivables
312
110
202
–
Unearned finance income
(66)
(22)
(44)
–
Present value of minimum lease payments
246
88
158
–
Lease receivables
246
88
158
–

F–49
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
15.   Deferred taxation
(435) (587)
(1,123)
Opening balance (118) (435)
(587)
Income statement movements (346) (173)
(516)
Temporary differences (456) (280)
(515)
Overprovision/(underprovision) prior year 73 107
(1)
Change in tax rate from 30% to 29% 37 –
–
Business combinations (19) 21
(16)
Acquired from the minorities of Vodacom Congo
(RDC) s.p.r.l.
48 –
–
Foreign equity revaluation – –
(4)
The balance comprises: (435) (587)
(1,123)
Capital allowances (2,512) (2,682)
(3,225)
Provisions and other allowances 1,586 1,682
1,719
Tax losses 139 112
13
STC tax credits 352 301
370
Deferred tax balance is made up as follows: (435) (587)
(1,123)
Deferred tax assets 512 481
593
Deferred tax liabilities (947) (1,068)
(1,716)
Unutilised STC credits 2,801 2,393
2,958
Under South African tax legislation, tax losses for companies continuing to do business do not expire. The unused taxation losses available to reduce the net deferred taxation liability is R1,134 million (2006: R876 million; 2005: R355 million) (Group share: R567 million;
2006: R438 million; 2005: R178 million). The full effect of this would be a R363 million
(2006: R279 million; 2005: R109 million) (Group share: R182 million; 2006: R140 million;
2005: R55 million) reduction in the net deferred taxation liability.
Secondary Taxation on Companies (‘STC’) is provided for at a rate of 12.5% on the amount by which dividends declared exceeds dividends received. The deferred tax asset is raised as it is considered probable that it will be utilised in the future. The asset will be released as a tax expense when dividends are declared.
The deferred tax asset mainly represents STC credits on past dividends received that are available to be utilised against dividends declared and tax losses. It is considered probable, given
Telkom’s dividend policy, that these credits will be utilised prior to October 1, 2007, at which date it is expected that the proposed change to STC tax treatment as announced by the Minister of Finance, will be effected. The asset will be released as a tax expense when the dividends are declared.
The deferred tax liability increased mainly due to the increase in the difference between the carrying value and tax base of assets, resulting from the change in the estimate of useful lives of assets.
Comparatives
The comparatives of the capital allowances and the provision and other allowances were updated based on a misallocation found between these two categories in prior year calculations.

F–50
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
16.   Inventories
658 814
1,093
Gross inventories 725 916
1,275
Write-down of inventories to net realisable value (67) (102)
(182)
Inventories consist of the following categories: 658 814
1,093
Installation material, maintenance material and network equipment 313 487
811
Merchandise 345 327
282
Write-down of inventories to net realisable value 67 102
182
Opening balance 77 67
102
Charged to selling, general and administrative expenses 30 64
154
Inventories written-off (40) (29)
(74)
Inventory levels as at March 31, 2007 have increased due to the roll-out of the Next Generation Network and increased inventory levels required to improve customer service.
17.   Trade and other receivables
5,820 6,399
7,303
Trade receivables 5,222 5,798
6,557
Gross trade receivables 5,507 6,088
6,792
Impairment of receivables (285) (290)
(235)
Prepayments and other receivables 598 601
746
Impairment of receivables 285 290
235
Opening balance 325 285
290
Charged to selling, general and administrative expenses 228 206
153
Business combination 3 –
–
Receivables written-off (271) (201)
(208)
18.   Other financial assets and liabilities
5,074 275
259
Other financial assets consist of:
Held-to-maturity
Repurchase agreements
3,769 –
–
At fair value through profit or loss 1,305 275
259
Bills of exchange 77 107
98
Derivative instruments (refer to note 28) 1,228 168
161

F–51
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
18.   Other financial assets and liabilities (continued)
Repurchase agreements
Telkom manages a portfolio of repurchase agreements in the
South African capital and money markets, with a view to
generating additional investment income on the favourable
interest rates provided on these transactions. Interest received from the borrower is based on the current market related yield.
2007
There were no repurchase agreements held at March 31, 2007.
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
2005
2006
2007
Rm
Rm
Rm
Other financial liabilities consist of:
At fair value through profit or loss
Derivative instruments (313) (235)
(68)
Other – –
(36)

F–52
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
19.   Net cash and cash equivalents
2,301 4,255
308
Cash shown as current assets 3,210 4,948
749
Cash and bank balances 2,375 1,853
649
Short-term deposits 835 3,095
100
Credit facilities utilised (909) (693)
(441)
Undrawn borrowing facilities
4,750 9,519
8,658
The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate linked to the prime interest rate, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity.
Borrowing powers
To borrow money, Telkom's directors may mortgage or encumber Telkom's property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan.
The decrease in net cash and cash equivalents in the 2007 financial year is primarily due to the substantially higher taxation paid, the increase in cash outflows for additions to property, plant and equipment, as well as the cash outflows for the redemption of the TL06 local bond.
20.   Share capital and premium
Authorised and issued share capital and share premium are made up as follows:
2005
2006
2007
Rm
Rm
Rm
Authorised
10,000 10,000
10,000
999,999,998 ordinary shares of R10 each 10,000 10,000
10,000
1 Class A ordinary share of R10 – –
–
1 Class B ordinary share of R10 – –
–
Issued and fully paid
8,293 6,791
5,329
532,855,526 (2006: 544,944,897; 2005: 557,031,817) ordinary
shares of R10 each
5,570 5,449
5,329
1 (2006: 1; 2005: 1) Class A ordinary share of R10 – –
–
1 (2006: 1; 2005: 1) Class B ordinary share of R10 – –
–
Share premium 2,723 1,342
–

F–53
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Number of
Number of
Number of
shares
shares
shares
20.   Share capital and premium (continued)
Issued and fully paid (continued)
The following table illustrates the movement
within the number of shares issued:
Shares in issue at beginning of year
557,031,819 557,031,819
544,944,899
Shares bought back and cancelled* – (12,086,920)
(12,089,371)
Shares in issue at end of year 557,031,819 544,944,899
532,855,528
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
Share buy-back
During the year Telkom bought back 12,089,371 ordinary shares at a total consideration of R1,596 million. This reduced Share capital by R120 million, Share premium by R1,342 million and Retained earnings by R134 million.
During the year ended March 31, 2006, Telkom bought back 12,086,920 ordinary shares at a total consideration of R1,502 million. This reduced the Share capital by R121 million and Share premium by R1,381 million.
*1,035,506 shares bought back are in the process of being cancelled from the issued share capital by the Registrar of Companies.
2005
2006
2007
Rm
Rm
Rm
21.   Treasury shares
(1,812) (1,809)
(1,774)
At March 31, 2007, 12,237,016 (2006: 12,687,521; 2005: 12,717,190) and 10,849,058 (2006:
10,849,058; 2005: 10,849,058) ordinary shares in Telkom, with a fair value of R2,031 million (2006:
R2,038 million; 2005: R1,366 million) and R1,801 million (2006: R1,743 million; 2005: R1,166 million)
are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou
Investments (Proprietary) Limited, respectively.
The shares held by Rossal No 65 (Proprietary) Limited are reserved for issue in terms of the
Telkom Conditional Share Plan (‘TCSP’).
The reduction in the treasury shares is due to 450,505 shares (2006: 29,669 shares) that vested in terms of the TCSP during the current year. The fair value of these shares at the date of vesting was
R63 million (2006: R4 million).

F–54
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
22.   Share-based compensation reserve
This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses during the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan (refer to note 30).
The Telkom Board approved the third allocation of shares to employees as at September 15, 2006 with a grant date of November 2, 2006, the day that the employees and Telkom shared a common understanding of the terms and conditions of this grant. The total number of shares granted is
1,825,488.
The following table illustrates the movement within the Share-based compensation reserve:
2005
2006
2007
Rm
Rm
Rm
Balance at beginning of year – 68
151
Net increase in equity 68 83
106
Employee cost 68 120
141
Accelerated vesting of shares – (37)
–
Vesting and transfer of shares – –
(35)
Balance at end of year 68 151
257
23.   Non-distributable reserves
360 1,128
1,413
Opening balance as restated 91 360
1,128
Movement during the year 269 768
285
Foreign currency translation reserve (net of tax
of R4 million; 2006: RNil; 2005: RNil)
12 52
46
Fair value adjustment on investments (22) –
–
Life fund reserve (Cell Captive) 279 716
239
The balance comprises: 360 1,128
1,413
Foreign currency translation reserve (156) (104)
(58)
Cell Captive reserve 516 1,232
1,471
The Group has two consolidated cell captives, one used as an investment to fund Telkom’s post-
retirement medical aid liability and the other is for Vodacom’s short-term insurance obligation in respect of handsets.
In terms of the Short-term Insurance Act, 1998, the Vodacom Group’s cell captive partner, Nova
Risk Partners Limited is required to recognise a contingency reserve equal to 10% of premiums written less approved reinsurance (as defined in the Act). This reserve can be utilised only with the prior permission of the Registrar of Short-term Insurance.
The earnings from the cell captives are recognised in the income statement and then transferred to Non-distributable reserves.
Gains and losses from changes in the fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of.

F–55
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
23.   Non-distributable reserves (continued)
Change in comparatives
The Foreign currency translation reserve in 2006 decreased by R8 million (2005: R1 million) due to a change in Group policy on net investment in a foreign operation (refer to note 2).
2005
2006
2007
Rm
Rm
Rm
24.   Retained earnings
19,232 22,904
26,499
Opening balance as restated 13,482 19,232
22,904
Movement during year 5,750 3,672
3,729
Net profit for the year 6,752 9,189
8,646
Transfer to non-distributable reserves
(refer to note 23)
(279) (716)
(239)
Dividend declared (refer to note 35) (606) (4,801)
(4,678)
Change in shareholding in Vodacom Congo
(RDC) s.p.r.l.
(117) –
–
Shares bought back (refer to note 20) – –
(134)
The balance comprises: 19,232 22,904
26,499
Company 15,033 18,534
21,906
Joint venture 4,030 4,293
4,762
Subsidiaries 311 568
786
Eliminations (142) (491)
(955)
Change in comparatives
The Retained earnings for the year in 2006
increased by R8 million (2005: R1 million) due
to a change in Group policy on net investment
in a foreign operation (refer to note 2).
25.   Minority interest
220 301
284
Opening balance 200 220
301
Movement during the year 20 81
(17)
Reconciliation: 220 301
284
Balance at beginning of year 200 220
301
Share of earnings 83 139
203
Acquisition of subsidiary and minorities 5 27
(68)
Foreign currency translation reserves (1) (7)
14
Dividend declared (67) (78)
(166)

F–56
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
26.
Interest-bearing debt
Long-term interest-bearing debt 9,504 7,655
4,338
Total interest-bearing debt 14,003 11,123
10,364
Gross interest-bearing debt (refer to
note 27)
16,914 13,686
12,549
Discount on debt instruments issued (2,911) (2,563)
(2,185)
Less: Current portion of interest-bearing debt
(4,499) (3,468)
(6,026)
Local debt (264) (2,642)
(5,772)
Locally registered Telkom debt instruments – (2,211)
(4,432)
Commercial paper bills (262) (429)
(1,339)
Short-term interest-free loans (2) (2)
(1)
Foreign debt (4,210) (786)
(193)
Finance leases (25) (40)
(61)
Total interest-bearing debt is made up as follows: 14,003 11,123
10,364
(
a)  Local debt
7,790 8,938
8,131
Locally registered Telkom debt instruments
7,526 8,507
6,786
Name, maturity, rate p.a., nominal value
TK01, 2008, 10%, R4,680 million
(2006: R4,689 million; 2005: R4,658 million)
4,018 4,230
4,432
TL06, 2006, 10.5%, RNil (2006: R2,100 million;
2005: R1,500 million)
1,492 2,103
–
TL20, 2020, 6%, R2,500 million
(2006: R2,500 million; 2005: R2,500 million)
1,186 1,214
1,246
PP02, 2010, 0%, R430 million
(2006: R430 million; 2005: R430 million)
200 230
264
PP03, 2010, 0%, R1,350 million
(2006: R1,350 million; 2005: R1,350 million)
630 730
844
Local bonds
The local Telkom bonds are unsecured, but a side letter to the subscription agreement (as amended) of the TL20 bond contains a number of restrictive financial covenants which, if not met, could result in the early redemption of the loan. The TL20, TL06, and PP02 local bonds limit Telkom’s ability to create encumbrances on revenues or assets, and secure any indebtedness without securing the outstanding bonds equally and rateably with such indebtedness.
Telkom is a buyer or seller of last resort in the Telkom bond TK01. To economically hedge the resultant exposure Telkom sells or buys government bonds which are included in Bills of exchange
(refer to note 18). The objective of the hedging relationship is to eliminate price risk whereby value changes on the TK01 transactions are in total offset by value changes in the government bond.

F–57
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
26.   Interest-bearing debt (continued)
(a)  Local debt (continued)
Commercial paper bills
262 429
1,339
Rate p.a., nominal value
2007, 9.04% (2006: 7%; 2005: 14.06%),
R1,350 million (2006: R430 million; 2005: R263 million)
Number Portability Company (Proprietary) Limited
– –
3
The Vodacom Group’s share of the shareholders
loan provided, amounted to R6 million at
March 31, 2007 (Group share: R3 million).
The shareholder loan is subordinated and bears
interest at the maximum rate of the prevailing
South African prime rate of 10.5%, or a lesser
rate determined by the board of Number
Portability Company (Proprietary) Limited.
Non-interest bearing loans
Sekha-Metsi Investment Consortium Limited
– –
1
The shareholder loan bears no interest and is
repayable in 10 equal 6 monthly instalments
commencing on September 30, 2006.
Effective April 1, 2007 the repayment terms
changed to 4 equal 6 monthly instalments.
The loan was remeasured at amortised
cost at a fixed effective interest rate of 13.7%
during the current financial year. The gain on
remeasurement is included in equity.
Vodacom Lesotho (Proprietary) Limited
2 2
–
The loan was previously uncollatoralised with
no repayment terms.
Minority shareholder’s loan of Smartcom
(Proprietary) Limited
– –
2
The minority shareholder’s loan amounting to
R3 million (Group share: R2 million) is unsecured,
bears no interest and no repayment terms have
been arranged.

F–58
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
26.   Interest-bearing debt (continued)
(b)  Foreign debt
5,004 913
1,013
Maturity, rate p.a., nominal value
4,135 85
106
Euro: 2010 – 2025, 0.10% – 0.14%
(2006: 0.10% – 6.81%; 2005:
0.10% – 7.13%), €11 million
(2006: €11 million; 2005: €512 million)
Planetel Communications Limited
19 21
27
The shareholder loan of USD8 million
(2006: USD8 million; 2005: USD8 million)
(Group share: USD4 million; 2006:
USD4 million; 2005: USD4 million) is
subordinated for the duration of the project
finance funding period of Vodacom Tanzania
Limited, bears no interest from April 1, 2002,
and is thereafter available for repayment,
by approval of at least 60% of the
shareholders of Vodacom Tanzania Limited.
The loan was remeasured at amortised cost
at an effective interest rate of LIBOR plus 5%.
The gain on remeasurement was included
in equity.
Caspian Construction Company Limited
23 25
32
The shareholder loan of USD10 million
(2006: USD10 million; 2005: USD10 million)
(Group share: USD5 million; 2006: USD5 million;
2005: USD5 million) is subordinated for the
duration of the project finance funding period
of Vodacom Tanzania Limited, bears no interest
from April 1, 2002, and is thereafter available for
repayment, by approval of at least 60% of the
shareholders of Vodacom Tanzania Limited.
The loan was remeasured at amortised cost at
an effective interest rate of LIBOR plus 5%.
The gain on remeasurement was included
in equity.

F–59
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
26.  Interest-bearing debt (continued)
(b)  Foreign debt (continued)
Loan to Vodacom International Limited
564 557
655
The loan provided by Standard Bank Plc
and RMB International (Dublin) Limited that
amounts to USD180 million (2006:
USD180 million; 2005: USD180 million)
(Group share USD90 million; 2006:
USD90 million; 2005: USD90 million)
is collateralised by guarantees provided
by the Vodacom Group.
The loan originally repayable on July 19, 2006,
was refinanced during the current period.
The loan is now repayable on July 26, 2009
and bears interest at an effective interest rate
of LIBOR plus 0.35%.
Project finance funding for Vodacom Tanzania
Limited
143 92
47
The drawn down portions of the project finance
funding from external parties include the following:
(a)
Netherlands Development Finance Company
USD4 million (2006: USD8 million; 2005:
USD10 million) (Group share: USD2 million;
2006: USD4 million; 2005: USD5 million)
(b)
Deutsche Investitions – Und Entwicklungs-
gesellschaft mbH €4 million (2006: €8 million;
2005: €10 million) (Group share: €2 million;
2006: €4 million; 2005: €5 million)
(c)
Standard Corporate and Merchant Bank
USD4 million (2006: USD8 million;
2005: USD12 million) (Group share:
USD2 million; 2006: USD4 million; 2005:
USD6 million)
(d)
Barclays Bank (Local Syndicate Tanzania)
TSHNil (2006: TSH5,704 million; 2005:
TSH10,969 million) (Group share: TSHNil;
2006: TSH2,852 million; 2005: TSH5,485 million)

F–60
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
26.   Interest-bearing debt (continued)
(b)   Foreign debt (continued)
The funding is collateralised by a charge over
51% of the shares, the license and Vodacom
Tanzania Limited’s tangible assets and intangible
assets. The loans bear interest based upon the
foreign currency denomination of the project
financing between 6% and 14.4% per annum
and will be fully repaid by March 2008.
Vodacom Congo (RDC) s.p.r.l.
4 19
11
Vodacom’s share of the short-term facility amounts
to USD3 million (2006: USD6 million;
2005: USD1 million) (Group share: USD2 million;
2006: USD3 million; 2005: USD0.5 million).
USD1 million (Group share: USD0.5 million)
of these facilities bears interest at 18% per annum
with no fixed repayment terms. USD2 million
(Group share: USD1 million) of these facilities
is repayable on June 30, 2007 and bears interest
at LIBOR plus 6% per annum.
Preference shares issued by Vodacom Congo
(RDC) s.p.r.l.
116 114
135
The preference shares of USD37 million
(2006: USD37 million; 2005: USD37 million)
(Group share: USD19 million; 2006: USD19 million;
2005: USD19 million) bear interest at a rate of
4% per annum. The preference shares are
redeemable, but only after the first three years
from date of inception and only on the basis that
the shareholders are repaid simultaneously and
in proportion to their shareholding.
(c)   Finance leases
1,209 1,272
1,220
The finance leases are secured by buildings
with a carrying value of R565 million
(2006: R618 million; 2005: R618 million) and office
equipment with a book value of R10 million
(2006: R6 million; 2005: RNil) (refer to note 10).
These amounts are repayable within periods ranging
from 1 to 13 years. Interest rates vary between
11.3% and 37.7%.

F–61
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
26.   Interest-bearing debt (continued)
Included in long-term and short-term debt is:
Debt guaranteed by the South African Government
4,113 4,315
4,537
A major portion of the guaranteed debt relates
to the TK01 debt instrument.
Telkom may issue or re-issue locally registered
debt instruments in terms of the Post Office
Amendment Act 85 of 1991. The borrowing powers
of Telkom are set out as per note 19.
2005
2006
2007
2007
2007
Total
Total
Foreign
Local
Total
Rm
Rm
Rm
Rm
Rm
27.   Repayment of gross interest-bearing debt
2005/2006 4,499 –
–
–
–
2006/2007 2,162 3,471
–
–
–
2007/2008 4,755 4,649
6,092
193
6,285
2008/2009 97 112
113
59
172
2009/2010 92 50
49
655
704
2010/2011 1,874 1,884
1,871
16
1,887
2011/2012 – –
60
10
70
Thereafter 3,435 3,520
3,351
80
3,431
16,914 13,686
11,536
1,013
12,549
Commercial Paper Bills with a nominal value of R3,731 million were redeemed in the current financial year. These redemptions were mainly financed with cash flows from operations.
Commercial Paper Bills with a nominal value of R4,651 million were issued in the current financial year. Of these R1,350 million were outstanding as at March 31, 2007. The Commercial Paper Bills range in maturities from 4 days to 2 months.
The medium-term loan to Vodacom International Limited that amounts to R1,312 million
(Group share: R656 million) was refinanced during the current year. The loan is now repayable on July 26, 2009 and bears interest at an effective interest rate of LIBOR plus 0.35%.
The TL06 local bond with a nominal value of R2,100 million at March 31, 2006 was redeemed on October 31, 2006. The facility was repaid/refinanced with a mixture of operating cash flows and short-term Commercial Paper Bills.
The repayment/refinancing of R6,026 million current portion of interest-bearing debt will depend on the market circumstances at the time of repayment.
Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

F–62
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
28.   Financial instruments and risk management
Exposure to continuously changing market conditions has highlighted the importance of financial risk management as an element of control for the Group. Treasury policies, risk limits and control procedures are continuously monitored by the Board of Directors.
The Group holds or issues financial instruments to finance its operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, financial instruments like trade receivables and payables arise directly from the Group’s operations.
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
The Group’s policy is to manage interest cost through the utilisation of a mix of fixed and variable rate debt. In order to manage this mix in a cost efficient manner, and to hedge specific exposure in the interest rate repricing profile of the existing borrowings and anticipated peak additional borrowings, the
Group makes use of interest rate derivatives as approved in terms of the Group policy limits. Fixed rate debt represents approximately 90.37% (2006: 92.04%; 2005: 91.55%) of the total debt, after taking the instruments listed below into consideration. The debt profile of mainly fixed rate debt has been maintained to limit the Group’s exposure to interest rate increases given the size of the Group’s debt portfolio.
Fixed
Fixed
Fixed
Floating         rate
rate
rate
rate
<1 year
1 – 5 years
>5 years
Total
Rm
Rm
Rm
Rm
Rm
Interest rate repricing profile for interest-bearing debt:
2007
Borrowings
998
5,851
1,422
2,093
10,364
Percentage of borrowings
9.63%     56.46%    13.72%    20.19%   100.00%
2006
Borrowings 885 2,608 5,511 2,119 11,123
Percentage of borrowings
7.96%    23.44%    49.55%     19.05%  100.00%
2005
Borrowings 1,184 4,084 5,778 2,957 14,003
Percentage of borrowings
8.45%    29.17%     41.26%    21.12%  100.00%

F–63
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
28.   Financial instruments and risk management (continued)
Interest rate risk management (continued)
Borrowings do not include credit facilities utilised of R441 million (2006: R693 million; 2005: R909 million), which are floating rate debt.
The effective interest rate for the year was 14.77% (2006: 13.91%; 2005: 15.23%).
At March 31, 2007 the Group did not have a significant interest rate risk exposure on financial assets.
The table below summarises the interest rate swaps outstanding as at March 31:
National
Weighted
Average
amount
average
maturity
Currency
m
coupon rate
2007
Interest rate swaps
Pay fixed
< 1 year
ZAR
1,000     14.67%
Receive fixed
1-5 years
ZAR
38     11.45%
> 5 years
ZAR
61     11.44%
2006
Interest rate swaps
Pay fixed
1-5 years ZAR
1,000    14.67%
Receive fixed
1-5 years ZAR 47 9.15%
> 5 years ZAR 62 9.43%
2005
Interest rate swaps
Pay fixed
1-5 years ZAR
1,000    14.67%
Receive fixed
1-5 years ZAR 52 9.73%
> 5 years ZAR 63 9.53%
Pay fixed
The floating rate is based on the three month JIBAR, and is settled quarterly in arrears.
The interest rate swaps are used to manage interest rate risk on debt instruments.
Pay floating and receive fixed
The Group swapped its fixed rate for a floating rate linked to the BA (Banker’s Acceptance) rate plus a margin of between 2% and 2.25%.
Credit risk management
Other financial assets and liabilities
The risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. At the reporting date, there was no significant concentration of credit risk.
The maximum exposure to the Group from counterparties is a net favourable position of R144 million
(2006: R158 million; 2005: R1,083 million). No collateral is required when entering into derivative contracts. Credit limits are reviewed on an annual basis or when information becomes available in the market. The Group limits its exposure to any counterparty and exposures are monitored daily.
The Group expects that all counterparties will meet their obligations.

F–64
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
28.   Financial instruments and risk management (continued)
Trade receivables
Credit limits are set on an individual entity basis. Management reduces the risk of irrecoverable debt by improving credit management through credit checks and levels. Trade receivables comprise a large widespread customer base, covering residential, business and corporate customer profiles.
Credit checks are performed on all customers on application for new services, and on an ongoing basis where appropriate.
Liquidity risk management
The Group is exposed to liquidity risk as a result of uncertain trade receivable related cash flows as well as capital commitments of the Group. Liquidity risk is managed by Telkom’s Corporate Finance division in accordance with policies and guidelines formulated by Telkom’s Executive Committee. In terms of its borrowing requirements, the Group ensures that sufficient facilities exist to meet its immediate obligations. In terms of its long-term liquidity risk, the Group maintains a reasonable balance between the period over which the assets generate funds and the period the respective assets are funded. Short-term liquidity gaps may be funded through repurchase agreements.
Available credit facilities not utilised at March 31, 2007 amounted to R8,658 million (2006: R9,519 million; 2005: R4,750 million) (refer to note 37).
Put and call options
In terms of various shareholders’ agreements, put and call options exist for the acquisition of shares in the following companies:
Call options
Period
VM, S.A.R.L call option
Four years from August 23, 2003. Replaced with a new
option for a period of 5 years after April 1, 2007.
The Somnium Family Trust 36 months following month of trigger event.
WBS Holdings (Proprietary) Limited
Until September 14, 2007, subject to fulfilment of
conditions.
G-Mobile Holdings Limited
Irrevocable call option to subscribe for such number of
further shares as specified in the agreement.
Put Options
Smartphone SP (Proprietary) Limited For as long as the service provider agreement is in place.
Smartcom (Proprietary) Limited
Either on termination by Smartphone of the agency
agreement or if Vodacom Group reduce the standard
service provider discount below stipulated percentages as
per the put option agreement.
Congolese Wireless Network s.p.r.l.
Maximum 8 years after December 1, 2001. The option
liability had a value of R249 million (2006: RNil; 2005:
RNil) (Group share: R125 million; 2006: RNil; 2005: RNil)
as at March 31, 2007.

F–65
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
28.   Financial instruments and risk management (continued)
Put and call options (continued)
Except as separately disclosed below, none of the above put and call options have any value at any of the periods presented as the conditions set out in the agreements have not been met.
Foreign currency exchange rate risk management
In respect of South African operations, the Group manages its foreign currency exchange rate risk by hedging on a portfolio basis, all identifiable exposures via various financial instruments suitable to the Group’s risk exposure.
Cross currency swaps and forward exchange contracts have been entered into to reduce the foreign currency exposure on the Group’s operations and liabilities. The Group also enters into forward foreign exchange contracts to hedge interest expense and purchase and sale commitments denominated in foreign currencies (primarily United States Dollars and Euros). The purpose of the
Group’s foreign currency hedging activities is to protect the Group from the risk that the eventual net flows will be adversely affected by changes in exchange rates.
The table below reflects the currency and interest rate exposure of liabilities. Foreign currency debt is translated at the year-end exchange rates:
Fixed
Floating
Interest
rate
rate
free
Total
Rm
Rm
Rm
Rm
Liabilities
2007
Currency
ZAR
9,348
444
14,793
24,585
USD
18
870
1,369
2,257
Euro
–
125
133
258
Other
–
–
38
38
9,366
1,439
16,333
27,138
2006
Currency
ZAR
10,209 693 15,843 26,745
USD 29 757 300 1,086
Euro – 114 88 202
Other – 14 31 45
10,238 1,578 16,262 28,078
2005
Currency
ZAR
8,737 1,171 15,891 25,799
USD 41 754 236 1,031
Euro 4,041 137 173 4,351
Other – 31 24 55
12,819 2,093 16,324 31,236

F–66
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
28.   Financial instruments and risk management (continued)
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
<1 year
1 – 5 years
> 5 years
Foreign
Foreign
Foreign
currency
Local
currency
Local
currency
Local
notional
currency
notional
currency
notional
currency
amount
amount
amount
amount
amount
amount
m
Rm
m
Rm
m
Rm
2007
Buy foreign currency and sell ZAR
USD                                                                      181
1,329
–
–
–
–
Pound Sterling
19
261
–
–
–
–
Euro
196
1,899
–
–
–
–
Swedish Krona
43
46
–
–
–
–
Japanese Yen
23
2
–
–
–
–
Swiss Franc
–
1
–
–
–
–
3,538
–
–
Buy ZAR and sell foreign currency
USD
122
994
–
–
–
–
Pound Sterling
4
51
–
–
–
–
Euro
52
505
–
–
–
–
Swedish Krona
15
16
–
–
–
–
Japanese Yen
14
1
–
–
–
–
1,567
–
–
2006
Buy foreign currency and sell ZAR
USD 178 1,157 – – – –
Pound Sterling 28 321 – – – –
Euro 156 1,235 – – – –
Swedish Krona 56 46 – – – –
Japanese Yen 33 2 – – – –
2,761 – –

F–67
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
28.   Financial instruments and risk management (continued)
Foreign currency exchange rate risk management (continued)
Forward exchange contracts (continued)
<1 year
1 – 5 years
> 5 years
Foreign
Foreign
Foreign
currency
Local
currency
Local
currency
Local
notional
currency
notional
currency
notional
currency
amount
amount
amount
amount
amount
amount
m
Rm
m
Rm
m
Rm
Buy ZAR and sell foreign currency
USD 103 679 25 275 – –
Pound Sterling 5 56 – – – –
Euro 41 309 – – – –
Swedish Krona 28 22 – – – –
Japanese Yen 26 1 – – – –
1,067 275 –
2005
Buy foreign currency and sell ZAR

USD
182 1,244 – – – –
Pound Sterling 28 337 – – – –
Euro 243 1,891 – – – –
Swedish Krona 23 21 – – – –
Japanese Yen 45 3 – – – –
3,496 – –
Buy ZAR and sell foreign currency
USD 118 800 34 364 – –
Pound Sterling 5 57 – – – –
Euro 77 604 – – – –
Swedish Krona 20 19 – – – –
Japanese Yen 21 1 – – – –
1,481 364 –
Buy Euro and sell USD currency
USD 2 19 – – – –

F–68
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
28.   Financial instruments and risk management (continued)
Foreign currency exchange rate risk management (continued)
Currency swaps
There were no currency swaps in place at March 31, 2007 and March 31, 2006.
2005
Average
Average
Average
maturity
Receive
coupon
Pay
coupon
Receive fixed/pay fixed <1 year 350m EUR 7.13% 2,177m ZAR 15.89%
Receive fixed/pay floating <1 year 100m EUR 7.13% 630m ZAR JIBAR+2.30%
Fair value of financial instruments
Fair value of all financial instruments noted in the balance sheet approximates carrying value except as disclosed below.
The estimated net fair values as at March 31, 2007, have been determined using available market information and appropriate valuation methodologies as outlined below. This value is not necessarily indicative of the amounts that the Group could realise in the normal course of business.
2005
2006
2007
Carrying
Fair
Carrying
Fair
Carrying
Fair
amount
value
amount
value
amount
value
Rm
Rm
Rm
Rm
Rm
Rm
Liabilities
Total interest-bearing debt
(refer to Note 26)
14,003 16,054 11,123 13,149
10,364
11,754
Derivatives are carried at fair value.
The fair value of receivables, bank balances, repurchase agreements and other liquid funds, payables and accruals, approximate their carrying amount due to the short-term maturities of these instruments.
The fair values of the borrowings disclosed above are based on quoted prices or, where such prices are not available, the expected future payments discounted at market interest rates.
The fair values of derivatives are determined using quoted prices or, where such prices are not available, discounted cash flow analysis is used. These amounts reflect the approximate values of the net derivative position at the balance sheet date. The fair values of listed investments and the underlying investments held by the cell captive are based on quoted market prices.
2005
2006
2007
R
R
R
Exchange rate table (closing rate)
USD 6.226 6.180
7.248
Euro 8.080 7.482
9.649
Pound Sterling 11.743 10.737
14.189
Swedish Krona 0.883 0.793
1.033
Japanese Yen 0.058 0.052
0.061
Swiss Franc 5.215 4.732
5.933

F–69
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
29.   Provisions
2,460 2,677
1,443
Employee related
3,772 4,232
2,924
Annual leave
337 356
413
Balance at beginning of year 401 337
356
Charged to employee expenses 74 88
66
Leave paid (138) (69)
(9)
Post-retirement medical aid (refer to note 30)
2,430 2,607
1,139
Balance at beginning of year 2,420 2,430
2,607
Interest cost 249 249
286
Current service cost 27 48
83
Expected return on plan asset – –
(188)
Actuarial loss – 63
149
Curtailment gain (112) (8)
–
Settlement loss 18 7
–
Termination settlement (13) (29)
–
Plan asset – initial recognition – –
(1,720)
Benefits paid (159) (153)
(78)
Telephone rebates (refer to note 30)
179 198
282
Balance at beginning of year 164 179
198
Interest cost 16 16
19
Current service cost 2 3
4
Past service cost – –
76
Curtailment gain (3) –
–
Actuarial loss – –
5
Benefits paid – –
(20)
Bonus
826 1,071
1,090
Balance at beginning of year 685 826
1,071
Charged to employee expenses 732 965
965
Payment (591) (720)
(946)
Non-employee related
116 105
614
Supplier dispute (refer to note 39)
– –
527
Balance at beginning of year – –
–
Charged to expenses – –
527
Warranty provision
14 16
–
Balance at beginning of year 17 14
16
Charged to expenses 6 20
–
Provision utilised (9) (18)
(16)
Other
102 89
87

F–70
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm

29.   Provisions (continued)
Less: Current portion of provisions
(1,428) (1,660)
(2,095)
Annual leave (337) (356)
(402)
Post-retirement medical aid (171) (159)
(186)
Telephone rebates (16) (17)
(26)
Bonus (826) (1,071)
(911)
Supplier dispute – –
(527)
Warranty provision (14) (16)
–
Other (64) (41)
(43)
Annual leave
In terms of Telkom’s policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle, to a cap of 22 days with effect from July 31, 2007 (previously 25 days) which must be taken within an 18 month leave cycle. The leave cycle is reviewed annually and is in accordance with legislation.
Bonus
The Telkom bonus scheme consists of performance bonuses which are dependent on achievement of certain financial and non-financial targets. The bonus is payable bi-annually to all qualifying employees after Telkom’s results have been made public.
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
Supplier dispute
Telkom provided R527 million for its estimate of the probable liability as discussed in note 39. This consists of R510 million which is included in Selling and administration expenses and R17 million in
Finance charges and fair value movements.
Warranty provision
The warranty provision in Vodacom covers manufacturing defects in the second year of warranty on handsets sold to customers. The estimate is based on claims notified and past experience. The suppliers of the various handsets will assume responsibility for the second year warranty subsequent to March 31, 2007 and accordingly there is no remaining provision.

F–71
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
29.   Provisions (continued)
Other
Included in other provisions is an amount provided for asset retirement obligations.
Other provisions also include provisions for advertising received from suppliers of handsets and various other smaller provisions.
30.   Employee benefits
The Group provides benefits for all its permanent employees through the Telkom Pension Fund and the Telkom Retirement Fund and the Vodacom Group Pension Fund. Membership of one of the
funds is compulsory. In addition, certain retired employees receive medical aid benefits and a telephone rebate. The liabilities for all of the benefits are actuarially determined in accordance with accounting requirements each year. In addition, statutory funding valuations for the retirement and pension funds are performed at intervals not exceeding three years.
At March 31, 2007, the Group employed 33 047 employees (2006: 31,458; 2005: 31,790).
Actuarial valuations were performed by qualified actuaries to determine the benefit obligation, plan asset and service costs for the pension and retirement funds for each of the financial periods presented.
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
The South African Government guaranteed the actuarially valued deficit of the Telkom Pension Fund as at September 30, 1991, plus interest as determined by the State Actuary. The deficit related to the transferred members was fully paid during 2004.
The latest actuarial valuation performed at March 31, 2007 indicates that the pension fund is in a surplus position of R54 million after unrecognised gains. The recognition of the surplus is limited due to the application of the asset limitation criteria in IAS19 (revised).
The last statutory valuation of the fund performed in March 2006, indicated that the fund is fully funded. The current contributions (plus an annual top-up lump sum if necessary) are based on that valuation. Management expects to complete the next statutory valuation in November 2007.
With effect from July 1, 1995, the Telkom Pension Fund was closed to new members. During the financial year a settlement event occurred in the Telkom Pension Fund whereby 106 members were transferred to the Telkom Retirement Fund. The funded status of the Telkom Pension Fund is disclosed below:

F–72
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
30.   Employee benefits (continued)
The Telkom Pension Fund (continued)
The net periodic pension costs includes the following components:
Interest and service cost on projected benefit obligations
22 22
22
Expected return on plan assets (22) (24)
(19)
Recognised actuarial loss 5 78
9
Settlement losses – –
21
Net periodic pension expense recognised 5 76
33
Pension fund contributions 12 22
8
The status of the pension plan obligation is as follows:
At beginning of year
190 186
281
Interest and service cost 22 22
22
Employee contributions 3 4
2
Benefits paid – (20)
(2)
Settlements – –
(70)
Actuarial (gain)/loss (29) 89
(28)
Benefit obligation at end of year 186 281
205
Plan assets at fair value:
At beginning of year
219 231
243
Expected return on plan assets 22 24
19
Benefits paid 14 6
8
Settlements – –
(61)
Actuarial (loss)/gain (24) (18)
75
Plan assets at end of year 231 243
284
Present value of funded obligation 186 281
205
Fair value of plan assets (231) (243)
(284)
Funded status (45) 38
(79)
Unrecognised net actuarial (loss)/gain (89) (118)
25
Unrecognised/recognised net asset (134) (80)
(54)
Expected return on plan assets 22 24
19
Actuarial (loss)/return on plan assets (24) (18)
75
Actual (loss)/return on plan assets (2) 6
94
Principal actuarial assumptions were as follows:
Discount rate (%)
9.0 7.5
7.5
Yield on government bonds (%) 9.0 7.5
7.5
Long-term return on equities (%) 12.0 10.5
10.5
Long-term return on cash (%) 7.0 5.5
5.5
Expected return on plan assets (%) 10.0 9.5
9.7
Salary inflation rate (%) 6.0 6.0
6.0
Pension increase allowance (%) 3.6 2.9
2.9

F–73
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
30.   Employee benefits (continued)
The Telkom Pension Fund (continued)
The overall long-term expected rate of return on assets is 9.7%.
This is based on the portfolio as a whole and not the sum of the returns of individual asset categories. The expected return takes into account the asset allocation of the Telkom Pension Fund and expected long-term return of these assets, of which South African
Equities and foreign investments are the largest contributors.
The assumed rates of mortality are determined by reference
to the SA85-90 (Light) ultimate table, as published by the
Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as
published by the Institute and Faculty of Actuaries in London
and Scotland, for retirement purposes.
Funding level per statutory actuarial valuation (%)                                                        98.5          99.8        100.0
The number of employees registered under the Telkom Pension Fund                           295           255           153
The valuation results are sensitive to changes in the underlying assumptions. The following table provides an indication of the impact of changing some of the valuation assumptions:
Current
assumption Decrease
Increase
Rm
Rm
Rm
Salary inflation rate
6.0%
(1.0%)
1.0%
Benefit obligation
205
185
225
Percentage change
(9.8%)
9.8%
Service cost and interest cost 2007/2008
21
19
23
Percentage change
(9.5%)
9.5%
Discount rate
7.5%
(1.0%)
1.0%
Benefit obligation
205
225
185
Percentage change
9.8%
(9.8%)
Service cost and interest cost 2007/2008
21
23
19
Percentage change
9.5%
(9.5%)
2005
2006
2007
The fund portfolio consists of the following:
Equities (%)
62 84
74
Bonds (%) 21 9
5
Cash (%) 17 7
3
Foreign Investments (%)* – –
8
Insurance policies (%)* – –
2
Offshore unit trusts (%)* – –
8
* Previously these funds were included in equities. In the current year a decision was made to improve disclosure and therefore the funds are disclosed separately.
The total expected contributions payable to the pension fund for the next financial year are
R7 million.

F–74
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
Rm
30.   Employee benefits (continued)
The Telkom Pension Fund (continued)
Expected future benefit payments are as follows:
2008
8
2009
8
2010
8
2011
9
2012
9
>5 years
53
Total
95
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
Telkom, as a guarantor, is contingently liable for any deficit in the Telkom Retirement Fund. Moreover, all of the assets in the Fund, including any potential excess belong to the participants of the scheme.
Telkom is unable to benefit from the excess.
Telkom guarantees any actuarial shortfall of the pensioner pool in the retirement fund. This liability is initially funded through assets of the retirement fund. The latest actuarial valuation performed at
March 31, 2007 indicates that the retirement fund is in a surplus funding position of R1,176 million after unrecognised losses.
The Telkom Retirement Fund is governed by the Pension Funds Act 24 of 1956. In terms of section 37A of this Act, the pension benefits payable to the pensioners cannot be reduced. If therefore the present value of the funded obligation were to exceed the fair value of plan assets,
Telkom would be required to fund the deficit.
The information presented below is intended only to comply with the disclosure requirements of
IAS19 (revised) and not to suggest that Telkom has a potential asset with regards to this Fund.

F–75
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
30.   Employee benefits (continued)
The Telkom Retirement Fund (continued)
The funded status of the Telkom Retirement Fund is disclosed below:
The net periodic retirement costs include the following components:
Interest and service cost on projected benefit obligations
301 346
312
Expected return on plan assets (338) (430)
(489)
Recognised actuarial loss/(gain) 29 –
(145)
Net periodic pension expense recognised (8) (84)
(322)
Retirement fund contributions (refer to note 5.1) 429 383
439
Benefit obligation:
At beginning of year
3,162 4,020
4,377
Interest cost 301 346
312
Benefits paid (329) (377)
(486)
Liability for new pensioners – –
44
Actuarial loss 886 388
2,334
Benefit obligation at end of year 4,020 4,377
6,581
Plan assets at fair value:
At beginning of year
3,540 4,477
5,973
Expected return on plan assets 338 431
489
Benefits paid (329) (377)
(486)
Asset backing new pensioners’ liabilities – –
44
Actuarial gain 928 1,442
1,641
Plan assets at end of year 4,477 5,973
7,661
Present value of funded obligation 4,020 4,377
6,581
Fair value of plan assets (4,477) (5,973)
(7,661)
Funded status (457) (1,596)
(1,080)
Unrecognised net actuarial (loss)/gain (312) 742
(96)
Unrecognised net asset (769) (854)
(1,176)
Expected return on plan assets 338 430
489
Actuarial return on plan assets 928 1,442
1,641
Actual return on plan assets 1,266 1,872
2,130
For the March 31, 2006 year end Telkom actuaries used the roll forward method, permitted under
IAS19, to determine the present value of the benefit obligation and the fair value of the plan assets using the March 31, 2005 statutory valuation as a base applying the relevant assumptions determined by management to arrive at the present value of the benefit obligation, and the fair value of plan assets.
The increase in the benefit obligation was mainly driven by changes in the pension increase assumption rate from 2.87% per annum to 4.50% per annum during the year, as well as higher than expected actual pension increases and bonus payments in the current year.
The increase in the fair value of plan assets during the year mainly resulted from higher than expected returns on assets during the financial year.

F–76
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
30.   Employee benefits (continued)
The Telkom Retirement Fund (continued)
Included in the fair value of plan assets is:
Office buildings occupied by Telkom
221 274
371
Telkom bonds 39 56
21
Telkom shares 187 287
284
The Telkom Retirement Fund invests its funds in South Africa and internationally. Sixteen fund managers invests in South Africa and five of these managers specialise in trades with bonds on behalf of the
Retirement Fund. The international investment portfolio consists of global equity and hedged funds.
Principal actuarial assumptions were as follows:
Discount rate (%) 9.0 7.5
7.5
Yield on government bonds (%) 9.0 7.5
7.5
Long-term return on equities (%) 12.0 10.5
10.5
Long-term return on cash (%) 7.0 5.5
5.5
Expected return on plan assets (%) 10.0 8.5
9.3
Pension increase allowance (%)* 3.6 2.9
4.5
The overall long-term expected rate of return on assets is 9.3%.
This is based on the portfolio as a whole and not the sum of the returns of individual asset categories. The expected return takes into account the asset allocation of the Retirement Fund and expected long-term return on these assets, of which South African equities, foreign investments and SA fixed interest bonds are the largest contributors.
* Pension increase allowance
The basis on which the pension increase allowance is determined has been reassessed in the current year to take into account the recent history of actual pension increases awarded to pensioners as a result of the strong financial position and performance of the Retirement Fund.
The assumed rates of mortality are determined by reference to the
SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and
Faculty of Actuaries in London and Scotland, for retirement purposes.
Funding level per statutory actuarial valuation (%) 100 100
100
The number of pensioners registered under the Telkom Retirement
Fund
14,087 14,323
14,451
The number of in-service employees registered under the Telkom
Retirement Fund
28,677 25,320
25,766

F–77
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
Current
assumption Decrease
Increase
Rm
Rm
Rm
30.   Employee benefits (continued)
The Telkom Retirement Fund (continued)
The valuation results are sensitive to changes in the underlying assumptions. The following table provides an indication of the impact of changing some of the valuation assumptions:
Pension increase rate
4.5%
______    ______    ______ ______    ______    ______
______    ______    ______
______    ______    ______
______    ______    ______
______    ______    ______
(1.0%)
1.0%
Benefit obligation
6,581
5,871
7,359
Percentage change
(10.8%)
11.8%
Discount rate
7.5%
(1.0%)
1.0%
Benefit obligation
6,581
7,337
5,891
Percentage change
11.5%    (10.5%)
Post-retirement mortality rate
PA(90)
ultimate-1    (10.0%)
10.0%
Benefit obligation
6,581
6,774
6,409
Percentage change
2.9%
(2.6%)
2005
2006
2007
The fund portfolio consists of the following:
Equities (%)
57 72
59
Property (%) 5 4
2
Bonds (%) 21 21
19
Cash (%) 17 3
7
Foreign investments (%)* – –
13
*  Previously these funds were included in equities. In the current year a decision was made to improve disclosure and therefore the funds are disclosed separately.
The total expected contributions payable to the Retirement Fund for the next financial year are
R713 million.
Rm
Expected future benefit payments are as follows:
2008
755
2009
799
2010
846
2011
896
2012
949
>5 years
5,655
Total
9,900

F–78
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
30.   Employee benefits (continued)
Vodacom Group Pension Fund
All eligible employees of the Vodacom Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of Vodacom are also members of the Vodacom Executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. The Group’s share of the current contributions to the Pension Fund amounted to R42 million (2006: R38 million;
2005: R35 million). The Group’s share of the current contributions to the Provident Fund amounted to R6 million (2006: R6 million; 2005: R2 million). The Vodacom Group’s employees totalled
6,249 (2006: 5,459; 2005: 4,993) at March 31, 2007. The South African funds are governed by the Pension Funds Act 24 of 1956.
Medical benefits
Telkom makes certain contributions to medical funds in respect of current and retired employees.
The scheme is a defined benefit plan. The expense in respect of current employees’ medical aid is disclosed in note 5.1. The amounts due in respect of post-retirement medical benefits to current and retired employees have been actuarially determined and provided for as set out in note 29.
Telkom has terminated future post-retirement medical benefits in respect of employees joining after
July 1, 2000.
There are three major categories of members entitled to the post-retirement medical aid:
pensioners who retired before 1994 (‘Pre-94’); those who retired after 1994 (‘Post-94’); and the in-service members. The Post-94 and the in-service members’ liability is subject to a Rand cap, which increases annually with the average salary increase.
Eligible employees must be employed by Telkom until retirement age to qualify for the post-retirement medical aid benefit. The most recent actuarial valuation of the benefit was performed as at March 31, 2007.

F–79
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
30.   Employee benefits (continued)
Medical benefits (continued)
Telkom has allocated certain investments to fund this liability as set out in note 12. During the current year an addendum to the cell captive annuity policy contract was signed, which resulted in the annuity policy qualifying as a plan asset in terms of IAS19, effective June 1, 2006. The effect of this is a reduction in investments to the value of R1,961 million and the liability is disclosed below:
2005
2006
2007
Rm
Rm
Rm
Medical aid
Benefit obligation:
At beginning of year
2,378 3,079
3,904
Interest cost
249 249
286
Current service cost
27 48
83
Actuarial loss
692 712
283
Curtailment gain (112) –
–
Settlement loss/(gain) 18 (2)
–
Termination settlement (14) (29)
–
Benefits paid from plan assets – –
(94)
Contributions paid by Telkom (159) (153)
(78)
Benefit obligation at end of year 3,079 3,904
4,384
Plan assets at fair value:
At beginning of year
–
Plan asset – initial recognition
1,720
Expected return on plan assets
188
Benefits paid from plan assets
(94)
Actuarial gain
147
Plan assets at end of year
1,961
Present value of funded obligation 3,079 3,904
4,384
Fair value of plan assets – –
(1,961)
Funded status 3,079 3,904
2,423
Unrecognised net actuarial loss (649) (1,297)
(1,284)
Liability as disclosed in the balance sheet (refer to note 29) 2,430 2,607
1,139
Expected return on plan assets
188
Actuarial return on plan assets
147
Actual return on plan assets

F–80
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
30.   Employee benefits (continued)
Medical benefits (continued)
Principal actuarial assumptions were as follows:
Discount rate (%)
9.0 7.5
7.5
Expected return on plan assets (%) – –
13.5
Salary inflation rate (%) 6.0 6.0
6.0
Medical inflation rate (%) 7.0 6.5
6.5
The assumed rates of mortality are determined by reference to the
SA85-90 (Light) ultimate table, as published by the Actuarial Society of
South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of
Actuaries in London and Scotland, for retirement purposes.
Actual retirement age 65 65
65
Average retirement age 60 60
60
Number of members 18,890 17,872
17,119
Number of pensioners 8,845 8,665
8,494

F–81
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
30.   Employee benefits (continued)
Medical benefits (continued)
The valuation results are extremely sensitive to changes in the underlying assumptions. The following table provides an indication of the impact of changing some of the valuation assumptions above:
Current
assumption Decrease
Increase
Rm
Rm
Rm
Medical cost inflation rate
6.5%
(1.0%)
1.0%
Benefit obligation
4,366
3,969
5,126
Percentage change
(15.3%)
17.4%
Service cost and interest cost 2007/2008
405
355
465
Percentage change
(12.3%)
14.8%
Discount rate
7.5%
(1.0%)
1.0%
Benefit obligation
4,366
5,116
3,706
Percentage change
17.2%    (15.1%)
Service cost and interest cost 2007/2008
405
415
395
Percentage change
2.5%
(2.5%)
Post-retirement mortality rate
PA(90)
ultimate-1 (10.0%)
10.0%
Benefit obligation
4,366
4,541
4,211
Percentage change
4.0%
(3.6%)
Service cost and interest cost 2007/2008
405
420
395
Percentage change
3.7%
(2.5%)
The fund portfolio consists of the following:
2005
2006
2007
Equities (%)
59
Bonds (%)
3
Cash and money markets investments (%)
21
Foreign investments (%)
9
Insurance policies (%)
8
Telephone rebates
Rm
Rm
Rm
Telkom provides telephone rebates to its pensioners. The most recent actuarial valuation was performed as at March 31, 2007.
Eligible employees must be employed by Telkom until retirement age to qualify for the telephone rebates. The scheme is a defined benefit plan. The rebate amount given to pensioners has been increased during the current year from R131.00 per month to R187.87 per month.
The status of the telephone rebate liability is disclosed below:
Present value of unfunded obligation 177 251
307
Unrecognised net actuarial gain/(loss) 2 (53)
(25)
Liability as disclosed in the balance sheet (refer to note 29) 179 198
282

F–82
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
30.   Employee benefits (continued)
Telephone rebates (continued)
Principal actuarial assumptions were as follows:
Discount rate (%)
9.0 7.5
7.5
Rebate inflation rate (%) 0.0 0.0
0.0
Actual retirement age 65 65
65
Average retirement age 60 60
60
The assumed rates of mortality are determined by reference to the
SA85-90 (Light) ultimate table, as published by the Actuarial Society of South Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and
Faculty of Actuaries in London and Scotland, for retirement purposes.
Number of members                                                                                                    18,834      19,164       19,515
Number of pensioners                                                                                                 10,571      11,148       10,918
The valuation results are sensitive to changes in the underlying assumptions. Changing the valuation assumptions has the following impact on the telephone rebate liabilities:
Current
assumption Decrease
Increase
Rm
Rm
Rm
Rebate inflation rate
0.0%
1.0%
Benefit obligation
307
341
Percentage change
11.1%
Discount rate
7.5%
(1.0%)
1.0%
Benefit obligation
307
339
277
Percentage change
10.4%
(9.8%)
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
The Telkom Board approved the third allocation of shares to
employees as at September 15, 2006 with a grant date of
November 2, 2006, the day that the employees and Telkom shared a common understanding of the terms and conditions of this grant.
A total of 1,825,488 shares were granted. No consideration is payable on the shares issued to employees, but performance criteria will need to be met in order for the granted shares to vest.

F–83
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
30.   Employee benefits (continued)
Telkom Conditional Share Plan (continued)
The ultimate number of shares that will vest may differ
based on certain individual and Telkom performance
conditions being met. The related compensation expense
is recognised over the vesting period of the shares granted, commencing on the grant date.
The weighted average remaining vesting period for the
shares outstanding as at March 31, 2007 is 1.75 years
(2006: 1.75 years; 2005: 2.25 years)
The following table illustrates the movement of the
maximum number of shares that will vest to employees
for the August 2004 grant:
Outstanding at beginning of the year
– 2,943,124
2,414,207
Granted during the year                                                                         3,046,242 90
1,212
Forfeited during the year                                                                        (103,118) (67,573)
(80,923)
Vested during the year – (17,341)
(450,505)
Settled during the year – (444,093)
–
Outstanding at end of the year 2,943,124 2,414,207
1,883,991
The following table illustrates the movement of the
maximum number of shares that will vest to employees
for the June 2005 grant:
Outstanding at beginning of the year
– –
1,930,687
Granted during the year – 2,024,465
1,005
Forfeited during the year – (62,354)
(67,651)
Vested during the year – (12,328)
–
Settled during the year – (19,096)
–
Outstanding at end of the year – 1,930,687
1,864,041
The following table illustrates the movement of the
maximum number of shares that will vest to employees
for the November 2006 grant:
Outstanding at beginning of the year
– –
–
Granted during the year – –
1,825,488
Forfeited during the year – –
(52,127)
Outstanding at end of the year – –
1,773,361
The fair value of the shares granted on August 8, 2004 has been calculated by an actuary using a market share price of R77.50 at grant date, and adjusted for a 2.6% dividend yield. The fair value of the shares granted on June 23, 2005 has been calculated by an actuary using a market share price of
R111.00 at grant date, and adjusted for a 3.6% dividend yield. The fair value of the shares granted on
November 2, 2006 has been calculated by an actuary using a market share price of R141.25 at grant date, and adjusted for a 3.5% dividend yield.

F–84
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
30.   Employee benefits (continued)
Telkom Conditional Share Plan (continued)
The principal assumptions used in calculating the expected
number of shares that will vest are as follows:
Employee turnover (%)
5 5
5
Meeting specified performance criteria (%) 100 100
100
At March 31, 2007 the estimated total compensation
expense to be recognised over the vesting period was
R580 million (2006: R381 million; 2005: R192 million),
of which R141 million (2006: R127 million; 2005: R68 million)
was recognised in employee expenses for the year.
Rm
Rm
Rm
Long-term incentive provision
The long-term incentive provision represents the
present value of the expected future cash outflows
to eligible employees that qualify. The amount of the
liability is based on an actuarial valuation. The provision
is utilised when eligible employees of the Vodacom Group
receive the value of vested benefits.
The Group exposure is 50% of the following items:
Net liability at beginning of year – –
122
Interest cost – 7
10
Current service cost – 9
18
Past service and interest costs – 76
–
Actuarial loss – 47
13
Net cost – 139
163
Total benefit payments – (17)
(2)
Net liability at end of year – 122
161

F–85
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2003
2004
2005
2006
2007
Rm
Rm
Rm
Rm
Rm
30.   Employee benefits (continued)
The amounts for the current and previous four
years are as follows:
Telkom Pension Fund
Defined benefit obligation
(162) (190) (186) (281)
(205)
Plan assets 211 219 231 243
284
Surplus/(deficit) 49 29 45 (38)
79
Unrecognised actuarial loss/(gain) 50 100 89 118
(25)
Unrecognised/recognised net asset 99 129 134 80
54
Telkom Retirement Fund
Defined benefit obligation
(2,679) (3,162) (4,020) (4,377)
(6,581)
Plan assets 3,106 3,540 4,477 5,973
7,661
Surplus 427 378 457 1,596
1,080
Unrecognised actuarial gain/(loss) 190 382 312 (742)
96
Unrecognised net asset 617 760 769 854
1,176
Medical benefits
Defined benefit obligation
(2,162) (2,378) (3,079) (3,904)
(4,384)
Plan assets – – – –
1,961
Deficit (2,162) (2,378) (3,079) (3,904)
(2,423)
Unrecognised actuarial (gain)/loss (127) (42) 649 1,297
1,284
Liability recognised (2,289) (2,420) (2,430) (2,607)
(1,139)
Telephone rebates
Defined benefit obligation
(162) (164) (177) (251)
(307)
Unrecognised actuarial (gain)/loss – – (2) 53
25
Liability recognised (162) (164) (179) (198)
(282)

F–86
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
31.   Trade and other payables
6,782 6,103
7,362
Trade payables 4,233 4,371
5,636
Finance cost accrued 385 141
22
Accruals and other payables 2,164 1,591
1,704
Accruals and other payables mainly represent amounts
payable for goods received, net of Value-added Tax
obligations and licence fees.
32.   Reconciliation of profit for the year to cash
generated from operations
18,622 19,724
20,520
Profit for the year 6,834 9,321
8,849
Finance charges and fair value movements 1,695 1,233
1,125
Taxation 3,082 4,520
4,731
Investment income (350) (397)
(235)
Interest received from debtors (127) (136)
(190)
Non-cash items 6,329 6,206
6,582
Depreciation, amortisation, impairment and write-offs 6,288 5,876
5,315
Cost of equipment disposed when recognising finance
leases
– –
240
Increase in provisions 135 554
1,107
Profit on disposal of property, plant and equipment and
intangible assets
(30) (79)
(29)
Profit on disposal of investment and subsidiary (64) (163)
(52)
Loss on disposal of property, plant and equipment
and intangible assets
– 18
1
Decrease/(increase) in working capital 1,159 (1,023)
(342)
Inventories (127) (198)
(393)
Accounts receivable 441 (667)
(758)
Accounts payable 845 (158)
809
33.   Finance charges paid
(1,272) (1,316)
(1,115)
Finance charges per income statement (1,695) (1,233)
(1,125)
Non-cash items 423 (83)
10
Movements in interest accruals (84) (276)
(119)
Net discount amortised 482 423
409
Fair value adjustment (83) (302)
(338)
Unrealised gain/(loss) 108 72
58

F–87
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
34.   Taxation paid
(1,487) (4,550)
(5,690)
Liability at beginning of year (460) (1,711)
(1,549)
Current taxation (excluding deferred taxation) (2,500) (3,795)
(3,545)
Business combinations – (8)
–
Secondary Taxation on Companies (238) (585)
(670)
Net taxation liability at end of year 1,711 1,549
74
35.   Dividend paid
(629) (4,884)
(4,784)
Dividend payable at beginning of year (7) (7)
(4)
Declared during the year: Dividend on ordinary shares: (606) (4,801)
(4,678)
Final dividend for 2004: 110 cents (606)
Final dividend for 2005: 400 cents (2,134)
Special dividend for 2005: 500 cents (2,667)
Final dividend for 2006: 500 cents
(2,599)
Special dividend for 2006: 400 cents
(2,079)
Dividends paid to minorities (23) (80)
(117)
Dividend payable at end of year 7 4
15
36.   Acquisition of subsidiaries, joint ventures and
minority shareholders’ interests
The following acquisitions were made:
By Telkom
Africa Online Limited
On February 23, 2007 Telkom acquired a 100% shareholding in Africa Online Limited from African
Lakes Corporation for a total cost of R150 million.
Africa Online Limited is an internet service provider active in Cote d’Ivoire, Ghana, Kenya, Namibia,
Swaziland, Tanzania, Uganda, Zambia and Zimbabwe. Africa Online Limited is incorporated in the
Republic of Mauritius.
At this stage Telkom has not taken a decision to dispose of any operations as a result of the combination.
The process of calculating a fair value of the identified assets, liabilities and contingent liabilities will continue beyond the year end as it was impracticable to collect and analyse all the relevant information at the time of preparation of the consolidated annual financial statements.
The purchase consideration of Africa Online Limited is not considered to be material in the consolidated annual financial statements, and the affect of any post balance sheet transactions are not considered to materially alter the results reported.
The contribution to revenue and net profit from Africa Online Limited since acquisition and for the full year are not considered material.

F–88
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
36.   Acquisition of subsidiaries, joint ventures and
minority shareholders’ interests (continued)
By Telkom (continued)
Africa Online Limited (continued)
The following intangible assets were identified and fair valued at year end:
Licences
1
Brand
42
43
The goodwill recognised for year end was provisionally
calculated as follows:
Net liabilities acquired (excluding fair value of intangible assets)
(26)
Fair value of intangible assets valued to date
43
Deferred tax raised on intangible assets
(12)
Goodwill
145
Purchase price
150
The purchase price allocation will be completed in the 2008
financial year. Goodwill has not been tested for impairment
as the accounting is provisional, and has not been allocated to the various cash-generating units.
By the Group’s 50% joint venture, Vodacom
Africell Cellular Services (Proprietary) Limited
Effective October 1, 2006 the Vodacom Group acquired the
cellular business of Africell Cellular Services (Proprietary)
Limited. The fair value of the assets and liabilities acquired were preliminarily determined as follows:
Fair value of net assets acquired
18
Property, plant and equipment
2
Intangible assets
23
Deferred taxation liability (including taxation effect
on intangible assets)
(7)
Goodwill
22
Purchase price
40
The customer base was not previously recorded in the
accounting records of Africell Cellular Services (Proprietary)
Limited as it was an internally generated intangible asset.

F–89
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
36.   Acquisition of subsidiaries, joint ventures
and minority shareholders’ interests (continued)
By the Group’s 50% joint venture, Vodacom (continued)
Africell Cellular Services (Proprietary) Limited (continued)
The goodwill related to the acquisition represents future
synergies and the ability to directly control Vodacom
Group’s customers in South Africa. It is impracticable
to disclose the revenue and profit of the business that
is included in the current year’s results as the customer
base was integrated into Vodacom Service Provider
Company (Proprietary) Limited. The profit and revenue
related to these customers were not separately recorded.
For this reason it is also not practicable to determine
the impact on revenue and profits of the Group for a full year.
InterConnect s.p.r.l.
Effective November 1, 2006 the Vodacom Group acquired
the internet service provider business of InterConnect s.p.r.l.
The fair values of the assets and liabilities acquired were
preliminarily determined as follows:
Fair value of net assets acquired
4
Property, plant and equipment
1
Intangible assets
5
Deferred taxation liability
(2)
Goodwill
6
Purchase price
10
The initial purchase price of R21 million (US$3 million) (Group share: R10 million) excluding capitalised costs was paid on November 1, 2006.
Revenue amounting to R8 million (US$1 million) (Group share: R4 million) and net profit of
R3 million (US$0.4 million) (Group share: R2 million) are included in the 2007 year results. It is impracticable to disclose the impact of the consolidated revenue and consolidated net profit for the full year.
The goodwill related to the acquisition represents future synergies and are allocated to the
Democratic Republic of Congo cash-generating unit.

F–90
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
36.   Acquisition of subsidiaries, joint ventures
and minority shareholders’ interests (continued)
By the Group’s 50% joint venture, Vodacom (continued)
Smartphone SP (Proprietary) Limited and subsidiaries
On April 16, 2004, the Vodacom Group acquired a 85.75%
interest in the equity of Smartcom (Proprietary) Limited
through its then 51% owned subsidiary, Smartphone SP
(Proprietary) Limited. The fair values of the assets and
liabilities acquired were determined as follows:
Fair value of net assets acquired
36
Purchase price 35
Cash and cash equivalents (31)
Cash consideration 4
Plus: Smartphone SP (Proprietary) Limited’s share
of the dividend paid by Smartcom (Proprietary) Limited
4
8
The purchase price of R78 million (Group share:
R39 million) including capitalised costs, excluding
dividend from Smartcom (Proprietary) Limited, was
paid during April 2004. The company declared
a dividend to its shareholders from pre-acquisition
reserves on August 18, 2004. The dividend was paid
on August 31, 2004. The goodwill relating to the
acquisition represents future synergies and the ability
to directly control the Group’s customers in South Africa.
Tiscali (Proprietary) Limited
On February 1, 2005, the Vodacom Group acquired the
cellular business of Tiscali (Proprietary) Limited.
The fair value of the assets and liabilities acquired were
determined as follows:                                                                                      15
Trademarks, copyrights and other 22
Deferred taxation liability (7)
Goodwill 5
Purchase price 20

F–91
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
36.   Acquisition of subsidiaries, joint ventures
and minority shareholders’ interests (continued)
By the Group’s 50% joint venture, Vodacom (continued)
Tiscali (Proprietary) Limited (continued)
The customer base was not previously recorded in the
accounting records of Tiscali (Proprietary) Limited as
it was an internally generated intangible asset.
The goodwill related to the acquisition represents future
synergies and the ability to directly control customers
in South Africa.
Cointel VAS (Proprietary) Limited
On August 1, 2005, the Vodacom Group acquired
a 51% interest in the equity of Cointel VAS (Proprietary)
Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:
Fair value of net assets acquired
47
Property, plant and equipment 1
Intangible assets 90
Trade and other receivables 4
Cash and cash equivalents 42
Deferred taxation liability (18)
Trade and other payables (57)
Taxation payable (8)
Provision (1)
Dividends payable (6)
Minority interest (23)
Goodwill 18
Purchase price (including capitalised costs) 42
Cash and cash equivalents (42)
Cash consideration –
The purchase price of R84 million (Group share: R42 million), excluding capitalised costs, was paid on August 23, 2005. Capitalised costs were paid throughout the period.
The goodwill related to the acquisition represents future synergies and are allocated to the mobile
South African cash-generating unit.

F–92
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
36.   Acquisition of subsidiaries, joint ventures
and minority shareholders’ interests (continued)
By the Group’s 50% joint venture, Vodacom (continued)
Smartphone SP (Proprietary) Limited and subsidiaries
On August 30, 2006, the Vodacom Group acquired a further
19% interest, in addition to the 51% interest already held,
in the equity of Smartphone SP (Proprietary) Limited, which
had a 85,75% shareholding in Smartcom (Proprietary) Limited
at that time, 100% shareholding in Stand 13 Eastwood Road
Dunkeld (Proprietary) Limited and 52% shareholding in Ithuba
Smartcard (Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.
Minority interest acquired
11
Goodwill
157
Purchase price
168
Smartcom (Proprietary) Limited
On September 13, 2006, the Vodacom Group increased
its interest in Smartcom (Proprietary) Limited to 88%
by acquiring an additional 2.25% interest through its 70%
owned subsidiary, Smartphone SP (Proprietary) Limited.
The acquisition was accounted for using the parent entity
extension method.
Minority interest acquired (<R1 million)
0
Goodwill
4
Purchase price
4
Cointel V.A.S. (Proprietary) Limited
On October 4, 2006 the Vodacom Group increased its
interest to 100% by acquiring 49% from the minority
shareholders. The acquisition was accounted for using
the parent entity extention method.
Minority interest                                                                                                                                               28
Goodwill
45
Purchase price
73
On October 9, 2006, Smartphone SP (Proprietary) Limited, acquired a 100% shareholding of
Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited for R300 million (Group share: R150 million).

F–93
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
36.   Acquisition of subsidiaries, joint ventures
and minority shareholders’ interests (continued)
By the Group’s 50% joint venture, Vodacom (continued)
Cointel V.A.S. (Proprietary) Limited (continued)
As a result of the sale of Cointel V.A.S (Proprietary) Limited from Vodacom Group (Proprietary)
Limited to Smartphone SP (Proprietary) Limited, R38.0 million (Group share: R19.0 million) goodwill was realised, which resulted in the realisation of R17.4 million profit (Group share: R8.7 million) on consolidation.
37.   Undrawn borrowing facilities and guarantees
37.1   Rand denominated facilities and guarantees
Telkom has general banking facilities of R6,566 million with no amounts utilised at March 31,
2007. The facilities are unsecured. When drawn bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review.
The Group exposure is 50% of the following items:
Vodacom has Rand denominated credit facilities totalling R4,989 million with R816 million utilised at March 31, 2007. The facilities that are uncommitted can also be utilised for foreign loans to foreign entities are subject to review at various dates (usually on an annual basis). Certain of the facilities are still subject to the Group’s final acceptance.

F–94
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
37.   Undrawn borrowing facilities and guarantees
37.1   Rand denominational facilities and guarantees (continued)
Guarantor
Details
Beneficiary
2005
2006
2007
Rm
Rm
Rm
Vodacom (Proprietary) All guarantees individually less Various 3 3
3
Limited than R2 million
Vodacom Service All guarantees individually less Various 3 3
3
Provider Company than R2 million
(Proprietary) Limited
Vodacom Service
Guarantee in respect of receipt         SA Insurance
18 21
27
Provider Company of independent intermediaries Association
(Proprietary) Limited of premiums on behalf of for benefit of short-term insurers and insurers
Lloyd’s underwriters, and
relating to short-term insurance
business carried on in RSA.
Terminates on May 31, 2007.
Smartcom (Proprietary) Guarantees for salary bank Various 3 3
3
Limited account and debit orders.
Cointel VAS
Guarantees for operating lease         Various
– –
1
(Proprietary) Limited and debit orders.
Vodacom (Proprietary) Letter of undertaking in Attorneys – –
7
Limited respect of land.
27 30
44

F–95
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
37.   Undrawn borrowing facilities and guarantees (continued)
37.2   Foreign denominated facilities and guarantees
The Group exposure is 50% of the following items:
Vodacom Tanzania Limited has project funding facilities of USD13 million, which were fully utilised at March 31, 2007. Vodacom Congo (RDC) s.p.r.l. has various facilities of USD17 million of which
USD5 million was fully utilised at March 31, 2007. Vodacom International Limited has a revolving term loan of USD180 million which was fully utilised at March 31, 2007. Vodacom Lesotho (Proprietary)
Limited has overdraft facilities with various banks of M47 million of which MNil was utilised at
March 31, 2007. Foreign currency term facilities are predominantly US Dollar based, at various maturities and are utilised for bridging and short-term working capital needs.
Guarantor
Details
Beneficiary
Currency
2005
2006
2007
Rm
Rm
Rm
Nedbank on behalf of
Unsecured standby letters
Alcatel CIT
3Nil million
330
86
–
Vodacom (Proprietary)
of credit
(2006: 311 million;
Limited
2005: 341 million)
Vodacom Group
Guarantees issued for the
Standard Bank
(Proprietary)Limited
obligation of Vodacom
Plc and
USD180 million
1,129
1,114
1,312
International Limited’s
RMB
(2006: USD180 million;
term loan facility*#
International 2005:   USD180 million)
(Dublin) Limited
Vodacom International    Guarantees issued for the    Alcatel CIT
€Nil million
122
38
–
Limited
obligation of Vodacom
(2006: €5 million;
Congo (RDC) s.p.r.l.*
2005: €15 million)
1,581
1,238
1,312
*  Foreign denominated guarantees amounting to R1,312 million (2006: R1,152 million; 2005: R1,190 million) issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the consolidated balance sheet.
#  The Group is in compliance with the covenants attached to the term loan facility.
Companies within the Group have provided the following guarantees:
Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by
Vodacom Group (Proprietary) Limited.

F–96
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
38.   Commitments
Capital commitments authorised
7,970 10,265
11,167
Fixed-line 5,029 6,519
7,008
Mobile 2,941 3,746
4,159
Commitments against authorised capital expenditure 825 842
1,099
Fixed-line 91 200
508
Mobile 734 642
591
Authorised capital expenditure not yet contracted 7,145 9,423
10,068
Fixed-line 4,938 6,319
6,500
Mobile 2,207 3,104
3,568
Capital commitments comprise of commitments for property,
plant and equipment and software included in Intangible assets.
Management expects these commitments to be financed
from internally generated cash and other borrowings.
Total
<1 year
1 – 5 years
>5 years
Rm
Rm
Rm
Rm
Operating lease commitments and receivables
2007
Buildings
1,465
289
771
405
Rental receivable on buildings
(269)
(91)
(174)
(4)
Transmission and data lines
262
68
159
35
Vehicles
573
568
5
–
Equipment
23
6
17
–
Sport and marketing contracts
441
164
275
2
Customer premises equipment receivable
(57)
(30)
(27)
–
Total
2,438
974
1,026
438
Customer premises equipment receivable
The disclosed information relates to those arrangements
which were assessed to be operating leases in terms
of IAS17.

F–97
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
Total
<1 year
1 – 5 years
>5 years
Rm
Rm
Rm
Rm
38.   Commitments (continued)
Operating lease commitments and receivables (continued)
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
Transmission and data lines 163 32 129 2
Vehicles 347 347 – –
Equipment 37 6 31 –
Sport and marketing contracts 313 146 167 –
Total 1,885 702 1,021 162
Operating leases
The Group leases certain buildings, vehicles and equipment. The majority of the lease terms negotiated for equipment-related premises are ten years with other leases signed for five and three years. The bulk of non-equipment related premises are for leases of three years to ten years. The majority of the leases normally contain an option clause entitling Telkom to renew the lease agreements for a period usually equal to the main lease term.
The minimum lease payments under these agreements are subject to annual escalations, which range from 6% to 15%.
Penalties in terms of the lease agreements are only payable should Telkom vacate a premises and negotiate to terminate the lease agreement prior to the expiry date, in which case the settlement payment will be negotiated in accordance with the market conditions of the premises. Future minimum lease payments under operating leases are included in the above note. Onerous leases for buildings, of which Telkom has no further use, no possibility of sub-lease and no option to cancel, are provided for in full and included in other provisions (refer to note 29).
The master lease agreement for vehicles is effective April 1, 2005 for a period of three years. In accordance with this agreement Telkom is not allowed to lease any similar vehicle as specified in the contract from any other service provider during the three year period except for the rentals at airport which are utilised in cases of subsistence and travel as well as vehicles which are not part of the agreement.
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

F–98
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
38.   Commitments (continued)
Operating leases (continued)
The master lease agreements for office equipment are with two suppliers with initial periods of 36 months effective from November 25, 2005. In terms of these agreements the leases of individual equipment shall be valid for 36 months at a fixed fee for the entire period.
Total
<1 year
1 – 5 years
>5 years
Rm
Rm
Rm
Rm
Finance lease commitments
2007
Minimum lease payments
2,418
227
859
1,332
Finance charges
(1,198)
(166)
(540)
(492)
Finance lease obligation
1,220
61
319
840
2006
Minimum lease payments
2,644 217 908 1,519
Finance charges (1,372) (172) (587) (613)
Finance lease obligation 1,272 45 321 906
2005
Minimum lease payments
2,730 172 1,021 1,537
Finance charges
(1,521) (168) (642) (711)
Finance lease obligation 1,209 4 379 826
Finance leases
A major portion of the finance leases relates to the sale and lease-back of the Group’s office buildings. The lease term negotiated for the buildings is for a period of 25 years ending 2019. The minimum lease payments are subject to an annual escalation of 10% p.a. Telkom has the right to sublet part of the buildings. In case of breach of contract, the lessor is entitled to cancel the lease agreement and claim damages.
Finance charges accruing on one of the Group’s building leases exceed the lease payments for the next three years. Minimum lease payments for the next five years do not result in any income accruing to the Group.
Other
The Group exposure is 50% of the following items:
Global Alliance fees
The Vodacom Group pays annual fees from February 18, 2005 for the services provided by
Vodafone Group Plc. The fee is calculated as a percentage of revenue and amounts to R250 million
(2006: R175 million; 2005: R17 million).
Retention incentives
The Vodacom Group has committed a maximum of R652 million (2006: R456 million; 2005:
R373 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not provided for this liability, as no legal obligation exists, since the customers have not yet entered into new contracts.

F–99
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
38.   Commitments (continued)
Activation bonuses
The Vodacom Group has a potential liability in respect of activation bonuses payable related to starter packs sold which have not yet been validated. The exposure is estimated at approximately
R8 million (2006: R9 million; 2005: R6 million).
Activation commissions
The Vodacom Group has a commitment to a maximum of R116 million (2006: R142 million; 2005:
R23 million) in terms of activation commissions on gross prepaid connections in excess of the legal liability recorded in the financial statements.
39.   Contingencies
2005
2006
2007
Rm
Rm
Rm
Third parties 33 30
28
Fixed-line 30 27
24
Mobile 3 3
4
Guarantee of employee housing loans – fixed-line 122 55
27
Third parties
These amounts represent sundry disputes with suppliers that are not individually significant and that the Group does not intend to settle.
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
The guarantees as at March 31, 2007 have reduced significantly due to negotiations with financial institutions to release certain guarantees older than 5 years.
Supplier dispute
Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by
Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year,
Telkom wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During
March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately
USD130 million plus interest at a rate of 15.5% per year, which has subsequently increased to
USD172 million, for money outstanding and damages. In September 2002, a partial ruling was issued by the arbitrator in favour of Telcordia. Telkom brought an application in the High Court in South Africa to review and set aside the partial award. Judgement in Telkom’s favour was handed down on
November 27, 2003.

F–100
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
39.   Contingencies (continued)
Supplier dispute (continued)
On July 29, 2004, Telcordia filed a further petition to enforce the arbitrator’s partial award in the
District Court of New Jersey, USA. On December 8, 2004 the court dismissed Telcordia’s petition.
Telcordia’s subsequent appeal was dismissed by the 3rd Circuit Appeal Court with one exception – it reversed the issue of the dismissal of the previous courts’ decision on the basis that the US courts did not have personal jurisdiction over Telkom. Telkom instructed its attorneys to pursue an appeal on this aspect only, to prevent Telcordia from bringing similar petitions in the future. However, the appeal was dismissed by the Appeal Court.
On November 22, 2006, under the auspices of the Supreme Court of Appeal, Bloemfontein,
Telcordia successfully appealed the judgment in the High Court, which earlier set aside the decision of the arbitrators partial award. Subsequent to this Telkom filed an application to the Constitutional Court of South Africa for leave to appeal in respect of one of the issues dealt with in the judgment of the
Supreme Court of Appeals, namely, the so-called ‘Section 20’ issue. This issue revolves around the proper relationship between the arbitrator and the courts of law in South Africa and how this relationship is to be understood in the light of the right of access to courts set out in Section 34 of the
South African Constitution. The Supreme Court of Appeals, in its judgment, effectively failed to recognise Telkom’s right of access to the courts for a stated case under Section 20 of the Arbitration
Act. During the course of December 2006, Telkom filed its application in the Constitutional Court.
Telkom’s application was dismissed with costs.
The parties have since reached an advanced stage in their preparation to determine the quantum payable by Telkom to Telcordia. The quantum hearing is expected to take place in Johannesburg,
South Africa during September 2007. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre (IDRC). The first hearing was held in
London on May 21, 2007 and was a ‘directions hearing’, in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the quantum hearing in September 2007.
The second hearing in London at the IDRC on 25 and 26 June 2007 dealt with the application by
Telcordia for the striking out of part of Telkom’s defence on the basis that Telkom had raised issues in its defence that had already been heard by the arbitrator prior to his partial award. This application was dismissed by the arbitrator. The arbitrator also made a ruling compelling Telcordia to provide certain particulars requested by Telkom with regards to the claims by Telcordia. In his ruling, the arbitrator also set out a list of issues for determination at the quantum hearing to be held during
September 2007.
As Telkom now has a present obligation it has recognised USD70 million (R527 million) (2006 and
2005: RNil) for its estimate of probable liabilities.
Competition Commission
Independent Cellular Service Provider Association of South Africa (‘ICSPA’)
This is a complaint in terms of the Competition Act, which was brought in 2002. ICSPA alleged that
Telkom had concluded Cellsaver contracts with large corporations, providing large discounts with the effect of discouraging the corporates from using the ‘premicell’ device installed by their members.
They alleged various contraventions of the Act. Telkom provided the Competition Commission with certain information requested. Telkom also referred the Competition Commission to its High Court application in respect of utilisation of the ‘premicell’ device. The Competition Commission declined to refer the matter to the Competition Tribunal. The complainant itself then referred the matter to the
Competition Tribunal on September 18, 2003 but has done nothing since, notwithstanding that Telkom filed its answering affidavit on November 28, 2003.

F–101
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
39.   Contingencies (continued)
Competition Commission (continued)
Independent Cellular Service Provider Association of South Africa (‘ICSPA’) (continued)
A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1988 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.
The South African Value Added Network Services (‘SAVA’)
SAVA, an association of Value Added Network Services (‘VANS’) providers, filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaint against Telkom was filed at the Competition Commission during May
2002. Telkom was notified by the Competition Commission of the complaint during June 2002. The actual complaint with all of its particulars was only made available to Telkom several months later.
Certain of the complaints have been referred to the Competition Tribunal by the Competition
Commission for adjudication. A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition
Commission has to date not imposed the maximum penalty on any offender.
Telkom has brought an application in the High Court in respect of the Competition Tribunal’s jurisdiction to adjudicate this matter. Only the Competition Commission has opposed the application.
The Competition Commission has now filed the remainder of the record, including the confidential documents, and Telkom has filed a supplementary affidavit. The Competition Commission has filed its answering affidavit and Telkom will prepare a reply thereto shortly.
It appears that the Competition Commission is addressing the matter and some progress towards the finalisation of the matter can be expected within the next twelve months.
Omnilink
Omnilink alleged that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a
Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is thus currently being dealt with together with the SAVA matter.
A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1988 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.
Orion/Telkom (Standard Bank and Edcon): Competition Tribunal
In April 2003, Orion filed a complaint against Telkom, Standard Bank and Edcon at the Competition
Commission concerning Telkom offering discounts on public switched telecommunication services to corporate customers. In terms of the rules of the Competition Commission, the Competition
Commission, who acts as an investigator, has one year to investigate the complaint. Since Orion did not want to wait for the outcome of the investigation, they, simultaneously with the filing of the complaint, also filed an application against Telkom, Standard Bank and Edcon at the Competition
Tribunal, for an interim order interdicting and restraining Telkom from offering Orion’s corporate customers reduced rates i.e. the Cellsaver discount plan.

F–102
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
39.   Contingencies (continued)
Competition Commission (continued)
Orion/Telkom (Standard Bank and Edcon): Competition Tribunal (continued)
A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1988 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.
The Competition Commission completed its investigation and decided that there was no prima facie evidence of any contravention of the Competition Act. Orion however referred the matter to the
Competition Tribunal in terms of section 51 of the Competition Act (which allows for parties to refer matters to the Competition Tribunal themselves).
Telkom has not yet filed its answering affidavit in the main complaint before the Tribunal and it appears as if Orion is not actively pursuing this matter any further.
The Internet Service Providers Association (‘ISPA’)
ISPA, an Association of Internet Service Providers (‘ISPs’), filed complaints against Telkom at the
Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaint was served on the Competition Commission during December 2005 and provided to Telkom in the early part of 2006. A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1998 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender. The complaints deal with the cost of access to the South African Internet Exchange (‘SAIX’), the prices offered by TelkomInternet, the alleged delay in provision of facilities to ISP’s and the alleged favourable installation timelines offered to
TelkomInternet customers.
The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint.
Telkom has provided the records requested and no further activity has occurred since.
M-Web and Internet Solutions (‘IS’)
On June 29, 2005, M-Web and IS jointly lodged a complaint with the Competition Commission against Telkom and also requested interim relief at the Competition Tribunal. The complaint at the
Competition Commission mainly deals with Telkom’s pricing for ADSL retail products and the IP connect products, the termination of the peering link between Telkom and IS, the wholesale pricing of
SAIX bandwidth for ADSL users of other ISP’s, the architecture of the ADSL access route and the manner in which ISP’s can only connect to the ESR via IP connect as well as alleged excessive pricing for bandwidth on the international undersea cable.

F–103
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
39.   Contingencies (continued)
Competition Commission (continued)
M-Web and Internet Solutions (‘IS’) (continued)
A maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act, 1988 (as amended). The Competition Commission has to date not imposed the maximum penalty on any offender.
The application for interim relief at the Competition Tribunal dealt with allegations that Telkom should maintain the peering link between IS and Telkom in terms of the current peering agreement, and demanded that Telkom treat the traffic generated by the ADSL customers of M-Web as traffic destined for the peering link and that Telkom upgrades the peering link to accommodate the increased
ADSL traffic emanating from M-Web and maintain a maximum of 65% utilisation.
Telkom filed its answering affidavit, and is awaiting IS/M-Web’s replying affidavit. However, Telkom is exploring options to obviate the complaint. There have been certain commercial undertakings which have been received favourably, and Telkom has also reduced the prices of many of the ADSL services and products, which will result in the current issues becoming largely academic. The peering agreement with IS has also been finalised. To date there has been no further movement on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition Commission.
Contingent Asset
Litigation is being instituted for the recovery of certain fees paid by the Vodacom Group. The information usually required by IAS37 Provisions, Contingent Liabilities and Contingent Assets, is not
disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation.
The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.
Telkom has a contingent asset of R52 million relating to sundry disputes with third parties. No asset has been recognised for these as the realisation of the income is not virtually certain.
Negative working capital ratio
At each of the financial years ended March 31, 2007, March 31, 2006 and March 31, 2005
Telkom had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.
40.   Directors’ interest
DD Tabata, one of Telkom’s board members is a director and shareholder of Vuwa Investments
(Proprietary) Limited which acquired a 40% interest in SAIL Group Limited, with effect from
October 1, 2006. SAIL Group Limited is a sports marketing company that does business with Telkom.
Telkom paid R18,682,568 for the period October 1, 2006 to March 31, 2007 for these goods and services from the SAIL Group. The outstanding creditor’s balance in Telkom at March 31, 2007 was
R151,924. Vodacom paid R599,958,860 for goods and services from the SAIL Group. The outstanding creditors balance in Vodacom as at March 31, 2007 was R18,951,705. Vuwa Investments is a
consortium member of Amandla Omoya, who has bid to acquire a 10% stake in Vodacom.

F–104
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
40.   Directors’ interest (continued)
SL Arnold, DD Tabata, M Mostert, KST Matthews and YR Tenza, five of Telkom’s board members, are the Government’s representatives on Telkom’s Board of Directors. At March 31, 2007, the
Government held 38.83% (2006: 37.99%; 2005: 37.17%) of Telkom’s shares.
TD Mahloele is the Public Investment Corporation (‘PIC’) representative on Telkom’s Board of
Directors. As at March 31, 2007 the PIC held 15.27% (2006: 15.73%; 2005: 21.16%) of Telkom’s shares directly.
Beneficial
Non-beneficial
Number of shares
Direct
Indirect
Direct
Indirect
Directors’ shareholding
2007
Non-executive
TF Mosololi
455
–
–
–
Total
455
–
–
–
2006
Non-executive
NE Mtshotshisa
– – – 88
TF Mosololi 455 – – –
Total 455 – – 88
2005
Executive
SE Nxasana
367 802 – 267
Non-executive
455 – – 88
NE Mtshotshisa – – – 88
TF Mosololi 455 – – –
Total 822 802 – 355
The directors’ shareholding did not change between the balance sheet date and the date of issue of the financial statements.
2005
2006
2007
Rm
Rm
Rm
Directors’ emoluments
35 15
7
Executive
For other services 33 12
4
Non-executive
For services as directors 2 3
3

F–105
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
40.   Directors’ interest (continued)
Perform-
Fringe and
ance
and other
Management
Fees
Remuneration
bonus
benefits
company
Total
R
R
R
R
R
R
2007
Emoluments per director:
Non-executive
2,641,168
–
–
–
–
2,641,168
NE Mtshotshisa
463,050
–
–
–
–
463,050
SL Arnold
353,719
–
–
–
–
353,719
TCP Chikane
32,670
–
–
–
–
32,670
B du Plessis
213,367
–
–
–
–
213,367
PSC Luthuli
205,417
–
–
–
–
205,417
TD Mahloele
166,667
–
–
–
–
166,667
KST Matthews
109,643
–
–
–
–
109,643
TF Mosololi
214,417
–
–
–
–
214,417
M Mostert
232,417
–
–
–
–
232,417
DD Tabata
175,367
–
–
–
–
175,367
YR Tenza
321,767
–
–
–
–
321,767
PL Zim
152,667
–
–
–
–
152,667
Executive
–
2,272,785
–
1,653,202
–
3,925,987
LRR Molotsane*
–
2,272,785
–
1,653,202
–
3,925,987
Total emoluments – paid by Telkom
2,641,168
2,272,785
–
1,653,202
–
6,567,155
2006
Emoluments per director:
Non-executive
2,969,158 – – – – 2,969,158
NE Mtshotshisa 759,500 – – – – 759,500
TCP Chikane 181,022 – – – – 181,022
B du Plessis 254,391 – – – – 254,391
PSC Luthuli 168,357 – – – – 168,357
TD Mahloele 223,227 – – – – 223,227
TF Mosololi 230,809 – – – – 230,809
M Mostert 308,272 – – – – 308,272
A Ngwezi 47,727 – – – – 47,727
DD Tabata 323,022 – – – – 323,022
YR Tenza 349,022 – – – – 349,022
PL Zim 123,809 – – – – 123,809
Executive
– 2,186,460 7,070,262 2,990,865
–     2,247,587
LRR Molotsane* – 1,250,747 3,442,573 909,675 – 5,602,995
SE Nxasana – 935,713 3,627,689 2,081,190 – 6,644,592
Total emoluments – paid by Telkom 2,969,158 2,186,460 7,070,262 2,990,865
–   15,216,745

F–106
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
40.   Directors’ interest (continued)
Perform-
Fringe and
ance
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
* Included in fringe and other benefits is a pension contribution for LRR Molotsane of R295,462 (2006: R162,597; 2005: RNil),
paid to the Telkom Retirement Fund. The performance bonus and share allocation for the 2007 year is in the process of being concluded and therefore these amounts have not been disclosed.
+ Paid to Old Mutual Life Assurance Company.
++ Paid to SBC Communications for services rendered by directors included in consultancy services – managerial fees.
+++ Paid to Telkom Malaysia for services rendered by directors included in consultancy services – managerial fees.

F–107
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
41.   Segment information
Eliminations represent the inter-segmental transactions that have been eliminated against segment results. The mobile
segment represents the Group’s joint venture Vodacom.
Business segment
Consolidated revenue
43,160 47,625
51,619
Fixed-line 31,457 32,749
33,295
To external customers 30,888 32,039
32,540
Intercompany 569 710
755
Mobile 13,657 17,021
20,573
To external customers 12,272 15,586
19,079
Intercompany 1,385 1,435
1,494
Elimination (1,954) (2,145)
(2,249)
Other income 280 480
384
Fixed-line 255 430
342
Elimination (9) –
–
Mobile 34 50
42
Operating expenses 32,179 33,428
37,533
Fixed-line 23,691 22,937
24,597
Elimination (1,385) (1,435)
(1,494)
Mobile 10,451 12,636
15,185
Elimination (578) (710)
(755)
Consolidated operating profit 11,261 14,677
14,470
Fixed-line 8,021 10,242
9,040
Elimination 807 725
739
Mobile 3,240 4,435
5,430
Elimination (807) (725)
(739)
Consolidated investment income 350 397
235
Fixed-line 1,992 2,583
2,899
Elimination (1,700) (2,250)
(2,700)
Mobile 58 64
36
Consolidated finance charges and fair value movements 1,694 1,223
1,125
Fixed-line 1,647 839
856
Mobile 47 384
269
Consolidated taxation 3,082 4,523
4,731
Fixed-line 1,775 2,981
2,813
Mobile 1,307 1,542
1,918
Minority interests 83 139
203
Fixed-line 68 81
94
Mobile 15 58
109

F–108
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
41.   Segment information (continued)
Business segment (continued)
Profit attributable to equity holders of Telkom
6,752 9,189
8,646
Fixed-line 6,523 8,924
8,176
Elimination (893) (1,525)
(1,961)
Mobile 1,929 2,515
3,170
Elimination (807) (725)
(739)
Consolidated assets 50,177 54,306
57,426
Fixed-line 40,206 43,748
45,264
Mobile 11,157 12,262
14,026
Elimination (1,186) (1,704)
(1,864)
Investments 2,346 2,963
1,461
Fixed-line 2,240 2,861
1,280
Mobile 106 102
181
Other financial assets 5,074 275
259
Fixed-line 5,039 256
231
Mobile 35 19
28
Total assets 57,597 57,544
59,146
Consolidated liabilities 15,209 15,171
16,076
Fixed-line 10,658 10,409
10,399
Mobile 5,737 6,466
7,541
Elimination (1,186) (1,704)
(1,864)
Interest-bearing debt 14,003 11,123
10,364
Fixed-line 12,703 9,889
9,086
Mobile 1,300 1,234
1,278
Other financial liabilities 313 235
104
Fixed-line 313 205
70
Mobile – 30
34
Tax liabilities 1,711 1,549
594
Fixed-line 1,395 1,234
38
Mobile 316 315
556
Total liabilities 31,236 28,078
27,138
Other segment information
Capital expenditure for property, plant and equipment
4,464 6,310
8,648
Fixed-line 2,820 3,960
5,579
Mobile 1,644 2,350
3,069

F–109
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
41.   Segment information (continued)
Other segment information (continued)
Capital expenditure for intangible assets 1,387 1,196
1,598
Fixed-line 1,284 975
1,059
Mobile 103 221
539
Depreciation and amortisation 5,944 5,714
5,019
Fixed-line 4,522 4,216
3,338
Mobile 1,422 1,498
1,681
Impairment and asset write-offs 295 162
296
Fixed-line 210 188
284
Mobile 85 (26)
12
Intangible assets impairment – Mobile 49 –
–
Workforce reduction expense – Fixed-line 961 88
24
Geographical Segment
Consolidated revenue
43,160 47,625
51,619
South Africa 42,027 46,154
49,558
Other African countries 1,135 1,487
2,099
Eliminations (2) (16)
(38)
Consolidated operating profit 11,261 14,677
14,470
South Africa 10,768 14,665
14,366
Other African countries (88) 131
294
Eliminations 581 (119)
(190)
Consolidated assets 57,597 57,544
59,146
South Africa 56,544 56,479
56,797
Other African countries 1,926 2,015
3,489
Eliminations (873) (950)
(1,140)
Capital expenditure for property, plant and equipment and
intangible assets*
5,851 7,506
10,246
South Africa 5,504 7,135
9,459
Other African countries 347 371
787
‘South Africa’, which is also the country of domicile for Telkom, comprises the segment information relating to Telkom and its South African subsidiaries as well as Vodacom’s South African based mobile communications network, the segment information of its service providers.
Other African countries comprises Telkom’s subsidiary Africa Online Limited as well as Vodacom’s mobile communications network in Tanzania, Lesotho, the Democratic Republic of the Congo and
Mozambique.
* The Geographical Segment capital expenditure disclosure has been restated to include capital expenditure on intangible assets.

F–110
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
42.   Related parties
Details of material transactions and balances with related
parties not disclosed separately in the consolidated annual
financial statements were as follows:
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables
42 48
61
Trade payables (250) (256)
(353)
Related party transactions
Revenue
(569) (710)
(755)
Expenses 1,385 1,435
1,494
Audit fees 3 3
3
Revenue includes interconnect fees and lease and installation of transmission lines.
Expenses mostly represent interconnect expenses.
With shareholders:
Government
Related party balances
Trade receivables*
232 247
271
Related party transactions
Revenue*
(2,149) (2,304)
(2,458)
* The comparatives were restated to include trade receivables and revenue which were previously excluded.
With entities under common control:
Major public entities
Related party balances
Trade receivables*
47 39
59
Trade payables (8) (2)
(6)
* The comparatives were restated to include trade receivables which was previously excluded.
The outstanding balances are unsecured and will be settled in cash in the ordinary course of business.
Related party transactions
Revenue*
(494) (370)
(369)
Expenses 201 172
238
Rent received (15) (17)
(29)
Rent paid 52 56
27
* The comparatives were restated to include revenue which was previously excluded.

F–111
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
42.   Related parties (continued)
Key management personnel compensation:
(Including directors’ emoluments)
Related party transactions
Short-term employee benefits*
115 157
176
Post-employment benefits* 5 7
14
Termination benefits – 12
–
Equity compensation benefits 3 6
8
Other long-term benefits 1 16
27
* The comparatives were restated to include directors’ emoluments of Vodacom which was previously excluded, as well as to reclassify certain amounts to other long-term benefits.
Terms and conditions of transactions with related parties
The sales to and purchases from related parties of telecommunication services are made at arms length prices. Except as indicated above, outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for related party receivables or payables. Except as indicated above for the year ended March 31, 2007, the Group has not made any impairment of amounts owed by related parties (2006: RNil; 2005: RNil).
This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.
43.   Investments in joint ventures
Vodacom Group (Proprietary) Limited (‘Vodacom’)
Telkom holds 5,000 shares of 1c each at cost. This amounts to a 50% shareholding in Vodacom.
Vodacom is an entity that is jointly controlled by its venturers, Telkom and Vodafone Plc through a contractual agreement. Telkom applies joint venture accounting in recognising its investment in
Vodacom since it shares control of Vodacom with Vodafone, as set out in the joint venture agreement between the two parties, and has chosen to proportionately consolidate Vodacom on a line-by-line basis. Some of the provisions in the joint venture agreement that indicate how the venturers jointly control the activities of Vodacom are as follows:
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

F–112
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
2005
2006
2007
Rm
Rm
Rm
43.   Investments in joint ventures (continued)
Vodacom restated its comparatives for the years ended
March 31, 2006 and 2005 (refer to note 2). The Group’s
proportionate share of Vodacom’s assets and liabilities after the restatement is as follows:
Total assets 11,297 12,384
14,235
Non-current assets 6,944 8,040
10,422
Current assets 4,353 4,344
3,813
Total liabilities and reserves (11,297) (12,384)
(14,235)
Reserves (3,880) (4,196)
(4,713)
Minority interests (64) (142)
(110)
Non-current liabilities (1,524) (932)
(1,906)
Current liabilities (5,829) (7,114)
(7,506)
The Group’s proportionate share of revenue and expenses is as follows:
Revenue
13,658 17,021
20,573
Net operating expenses (10,417) (12,586)
(15,142)
Profit before net finance charges 3,241 4,435
5,431
Net finance income/(charges) 12 (320)
(233)
Net income before taxation 3,253 4,115
5,198
Taxation (1,307) (1,542)
(1,918)
Profit after taxation 1,946 2,573
3,280
Minority interest (15) (58)
(109)
Net profit for the year 1,931 2,515
3,171
The Group’s proportionate share of cash flow is as follows:
Cash flow from operating activities
2,075 2,251
2,429
Cash flow from investing activities (1,687) (2,395)
(3,292)
Cash flow from financing activities (98) (53)
(100)
Net increase/(decrease) in cash and cash equivalents 290 (197)
(963)
Effect of exchange rate on cash and cash equivalents (3) (8)
29
Cash and cash equivalent at beginning of year 798 1,085

Cash and cash equivalents at end of year 1,085 880
(54)

F–113
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
44.   Interest in significant subsidiaries
Country of incorporation: RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho;
MZ – Mozambique; DRC – Democratic Republic of Congo; MAU – Mauritius.
Nature of business: C – Cellular; S – Satellite; MSC – Management services company;
PROP – Property company; OTH – Other.
*Dormant at March 31, 2007.
Interest in issued
Issued share capital
ordinary share capital
Country of
2005
2006
2007
2005
2006
2007
incorporation
%
%
%
Directory advertising
TDS Directory Operations (Proprietary)
Limited RSA R100,000 R100,000
R100,000
64.9 64.9
64.9
Data application services
Swiftnet (Proprietary) Limited RSA R50,000,000 R25,000,000
R5,000,000
100 100
100
Other
Rossal No 65 (Proprietary) Limited RSA R100 R100
R100
100 100
100
Acajou Investments (Proprietary) Limited RSA R100 R100
R100
100 100
100
Telkom Media (Proprietary) Limited RSA – –
R100
– –
100
Africa Online Limited MAU – –
$1,000
– –
100
The aggregate net profit of the above
six subsidiaries is R564 million
(2006: R471m; 2005: R500m)
Vodacom has an interest in the following
companies (Group Share: 50% of the
interest in ordinary share capital as
indicated):
Cellular network operators
Vodacom (Proprietary) Limited (C) RSA R100 R100
R100
100 100
100
Vodacom Lesotho (Proprietary)
Limited (C) LES M4,180 M4,180
M4,180
88.3 88.3
88.3
Vodacom Tanzania Limited (C) TZN TZS10,000 TZS10,000
TZS10,000
65 65
65
VM, S.A.R.L. (C) MZ
USD60,000,000     USD60,000,000      USD60,000,000
98 98
98
Vodacom Congo (RDC) s.p.r.l. (C) DRC USD1,000,000 USD1,000,000
USD1,000,000
51 51
51
Service providers
Vodacom Service Provider Company
(Proprietary) Limited (C) RSA R20 R20
R20
100 100
100
Smartphone SP (Proprietary) Limited (C) RSA R20,000 R20,000
R20,000
51 51
70
Smartcom (Proprietary) Limited (C) RSA R1,000 R1,000
R1,000
43.7 43.7
61.7
Cointel VAS (Proprietary) Limited (C) RSA – R10,204
R10,204
– 51
70

F–114
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
44.   Interest in significant subsidiaries (continued)
Interest in issued
Issued share capital
ordinary share capital
Country of
2005
2006
2007
2005
2006
2007
incorporation
%
%
%
Other significant subsidiaries of the ww
Group’s Joint Venture
Vodacom Service Provider Holdings
Company (Proprietary) Limited (MSC) RSA R1,020 R1,020
R1,020
100 100
100
Vodacom Satellite Services (Proprietary)
Limited (OTH)* RSA R100 R100
R100
100 100
100
GSM Cellular (Proprietary)
Limited (OTH)* RSA R1,200 R1,200
R1,200
100 100
100
Vodacom Venture No.1 (Proprietary)
Limited (MSC)* RSA R810 R810
R810
100 100
100
Vodacom Equipment Company
(Proprietary) Limited (OTH)*
RSA R100 R100
R100
100 100
100
Vodacare (Proprietary) Limited* (C) RSA R100 R100
R100
100 100
100
Vodacom International Holdings (Proprietary)
Limited (MSC) RSA R100 R100
R100
100 100
100
Vodacom International Limited (MSC) MAU USD100 USD100
USD100
100 100
100
Vodacom Properties No.1 (Proprietary) Limited
(PROP) RSA R100 R100
R100
100 100
100
Vodacom Properties No.2 (Proprietary) Limited
(PROP) RSA R1,000 R1,000
R1,000
100 100
100
Stand 13 Eastwood Road Dunkeld West
(Proprietary) Limited (PROP) RSA R100 R100
R100
51 51
51
Ithuba Smartcall (Proprietary) Limited (OTH)* RSA R100 R100
R100
26.5 26.5
26.5
Smartcall Smartlife (Proprietary) Limited (OTH) RSA – –
R100
– –
63
Vodacom Tanzania Limited (Zanzibar) (OTH)* TZN TZS10,000 TZS10,000
TZS10,000
100 100
100
Joycell Shops (Proprietary) Limited (OTH)* RSA R100 R100
R100
100 100
100
Marble Gold Investments (Proprietary)
Limited (OTH)* RSA – R100
R100
– 100
100
Vodacom Ventures (Proprietary) Limited (OTH) RSA – R120
R120
– 100
100
Indebtedness of Telkom subsidiary companies Rm Rm
Rm
Swiftnet (Proprietary) Limited RSA 4 2
–
Intekom (Proprietary) Limited RSA 10 3
–
Q-Trunk (Proprietary) Limited RSA 37 34
30
Rossal No 65 (Proprietary) Limited RSA 21 –
–
Acajou Investments (Proprietary) Limited RSA 3 –
–

F–115
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
45.   Subsequent events
Dividends
The Telkom Board declared an annual dividend of R3,197 million or 600 cents per share and a special dividend of R2,664 million or 500 cents per share on June 13, 2007 payable on July 9, 2007 for shareholders registered on July 6, 2007 which will fully utilise the deferred tax asset on STC credits and result in an additional STC charge of R733 million.
Business Connexion Group Limited (‘BCX’)
On April 4, 2006, Telkom announced its firm intention to make an offer to acquire the entire issued share capital of BCX, other than the BCX shares held as treasury shares and, if the trustees of the
BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust.
Telkom’s offer is for the entire issued share capital of BCX at a cash consideration of R9.00 per share for an aggregate of R2.4 billion, including outstanding options. Telkom has agreed to BCX paying a dividend of R0.25 per share following the scheme meeting, but prior to the implementation of the scheme.
On June 12, 2006, BCX’s shareholders voted in favour of the scheme and on June 20, 2006, the
South African courts sanctioned the scheme, subject to the approval of the offer by the South African competition authorities, either unconditionally or subject to such conditions as may be acceptable to
Telkom.
The Competition Tribunal has on June 28, 2007 prohibited the proposed merger between BCX and Telkom.
Multi-links Telecommunications Limited (‘Multi-links’)
Telkom acquired 75% of Multi-links for USD280 million (R1,985 million) effective May 1, 2007.
Multi-links is a Nigerian Private Telecommunications Operator with a Unified Access License providing fixed, mobile, data, long distance and international telecommunications services throughout Nigeria.
Due to the fact that control of the subsidiary was only obtained after year end, the Group has been unable to disclose any further information.
VM, S.A.R.L., trading as Vodacom Mozambique
As at March 31, 2007 Vodacom owned 98% of Vodacom Mozambique, and the remaining 2%
was held by a local consortium named Empresa Moçambicana de Telecommunicações (‘EMOTEL’).
Effective April 1, 2007 Vodacom International Limited (Mauritius) sold a portion of its shares to local investors, with 5% being purchased by Intelec Holdings Limitada and EMOTEL acquiring an additional
3%, leaving Vodacom International Limited (Mauritius) with a 90% interest in Vodacom Mozambique.
Black Economic Empowerment (‘BEE’)
The Vodacom Group is in the process of finalising a R7.5 billion BEE equity deal whereby both
BEE partners and employees will have the opportunity to share in the success of Vodacom South
Africa going forward. The deal is expected to be completed by the end of the 2008 financial year and it is anticipated to make a significant contribution to the wellbeing of the Vodacom Group and its employees.

F–116
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
45.   Subsequent events (continued)
Wireless Business Solutions (Proprietary) Limited (‘WBS’)
On March 30, 2007 the Vodacom Group entered into an infrastructure agreement with WBS, whereby WBS appointed the Vodacom Group to design and construct the Wimax network.
Share buy-back
As part of the Group’s commitment to the optimal use of capital, the Telkom Board approved on
June 8, 2007 a share buy-back programme.
M-Web
On June 5, 2007, M-Web brought an application against Telkom for interim relief at the
Competition Tribunal in regards to the manner in which Telkom provides wholesale ADSL internet connections. M-Web requested the Competition Tribunal to grant an order of interim relief against
Telkom to charge M-Web a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. M-Web further applied for an order that Telkom implement the migration of end customers from Telkom PSTS (ADSL access) to M-Web without interruption of the service. Although Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal, Telkom has also filed an application in the High Court of the Transvaal Provincial Division on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application made to it by
M-Web.
Other matters
The directors are not aware of any other matter or circumstance since the financial year ended
March 31, 2007 and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.
46.   US GAAP information
Differences between International Financial Reporting Standards and Generally Accepted
Accounting Principles in the United States
The consolidated annual financial statements of Telkom have been prepared in accordance with
International Financial Reporting Standards (‘IFRS’), which differ in certain respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected the balance sheets as of March 31, 2007, 2006 and 2005 and net income for each of the three years ended March 31, 2007, 2006 and 2005 to the extent described below. A description of the differences between IFRS and US GAAP as they relate to the Group, as well as its equity accounted investment in Vodacom, are discussed in further detail below.
* The United States Dollar (‘US$’) amounts disclosed in the footnotes have been translated at
March 31, 2007 and for the year then ended from South African Rand (‘ZAR’) only as a matter of convenience at the exchange rate of ZAR7.29 = US$1, the noon buying rate on March 30, 2007, the last day of business prior to March 31, 2007. These amounts are included for the convenience of the reader only. Such translation should not be construed as a representation that the South African Rand amounts have been or could be converted into US Dollars at this or any other rate.

F–117
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
Net income and equity in accordance with US GAAP
The following details the adjustments to reconcile net income in accordance with IFRS to the amounts determined in accordance with US GAAP for each of the three years ended March 31, 2007,
2006 and 2005.
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Net income according to IFRS
6,835 9,328
8,849
1,214
US GAAP adjustments – Telkom:
a)    Sale and lease-back/finance lease
94 –
–
–
b)    Derivative financial instruments
86 89
99
14
d)    Telkom pension fund
– 34
(12)
(2)
d)    Post-retirement telephone rebate
– –
69
9
e)    Tax effect of reconciling differences
(68) (45)
(58)
(8)
e)    Additional distribution tax on retained earnings
(624) (380)
(344)
(47)
e)    Capital gains tax on Vodacom investment
(19) (36)
(86)
(12)
f) Tax rate change (33) 33
–
–
g)    Income attributable to minority shareholders
(83) (139)
(203)
(28)
US GAAP adjustments – Vodacom:
b)    Derivative financial instruments
4 4
4
–
e)    Tax effect of reconciling differences
(1) 8
(47)
(6)
f) Tax rate change (4) 4
–
–
h)    Business combinations
(2) –
(4)
–
i) Impairment reversal – (30)
11
1
j) Inventory write-down – –
(9)
(1)
k)    Put option fair value revaluation
– –
125
17
Net income as per US GAAP
6,185 8,870
8,394
1,151
Earnings per share
(Per share amounts in cents)
Basic 1,142.2 1,685.4
1,632.0
223.8
Diluted 1,140.0 1,676.3
1,627.5
223.2

F–118
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
Weighted average number of shares
March 31,
March 31,
March 31,
(Number of shares)
2005
2006
2007
Basic 541,498,547 526,271,093
514,341,282
Diluted 542,537,579 529,152,318
515,763,579
The following is a reconciliation of the material adjustments necessary to reconcile shareholders’
equity in accordance with IFRS to the amounts in accordance with US GAAP as at March 31, 2007,
March 31, 2006 and March 31, 2005.
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Shareholders’ equity according to IFRS
26,361 29,466
32,008
4,391
US GAAP adjustments – Telkom:
b)    Derivative financial instruments
(1) –
–
–
c)    Goodwill
66 66
66
9
d)    Telkom pension fund
– 34
24
3
d)    Telkom retirement fund
– –
(100)
(14)
d)    Post-retirement medical aid
– –
(1,285)
(176)
d)    Post-retirement telephone rebate
– –
(25)
(3)
e)    Tax effect of reconciling differences
– (12)
511
70
e)    Additional distribution tax on retained earnings
(1,537) (1,917)
(2,261)
(310)
e)    Capital gains tax on Vodacom investment
(233) (269)
(355)
(49)
f) Tax rate change (33) –
–
–
g)    Equity attributable to minority shareholders
(220) (301)
(284)
(39)
US GAAP adjustments – Vodacom:
c)    Goodwill
92 92
94
13
e)    Tax effect of reconciling differences
(2) 6
(41)
(6)
f) Tax rate change (4) –
–
–
h)    Business combinations
– –
(4)
–
i) Impairment reversal – (30)
(19)
(3)
j) Inventory write-down – –
(9)
(1)
Shareholders’ equity according to US GAAP
24,489 27,135
28,320
3,885

F–119
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
Comprehensive income
Under US GAAP, SFAS130 ‘Reporting Comprehensive Income’ requires that certain items be recognised as a separate component of equity under the caption ‘Accumulated Other Comprehensive
Income’ (’OCI’). Additionally the standard requires that companies present comprehensive income, which is a combination of net income and changes in a company’s accumulated other comprehensive income accounts, other than adjustments to initially apply SFAS158. The total comprehensive income for the year amounted to R8,375 million (2006: R8,863 million, 2005: R6,122 million). Changes in the
Group’s accumulated other comprehensive income is reflected under non-distributable reserves in the balance sheet under IFRS. The following is the roll forward of other comprehensive income for each of the three years ended March 31, 2007, March 31, 2006 and March 31, 2005:
Other
Retained
Comprehen-
earnings
sive Income
Balance
Rm
Rm
Rm
Total April 1, 2004
12,425 128 12,553
Change in accounting policy (12) – (12)
Restated balance, April 1, 2004
12,413 128 12,541
Movement in retained earnings 5,579 17,992
Net income per US GAAP 6,185 –
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
Restated balance, March 31, 2005
17,875 65 17,940
Movement in retained earnings 4,069 21,944
Net income per US GAAP 8,870 –
Dividends paid (4,801) –
Foreign currency translation adjustment (restated) – 52 (109)
Release of transitional adjustment on application of SFAS133 to net income for the 12 month period (net of tax of R33 million)
– (59) 167
Restated balance, March 31, 2006
21,944 58 22,002

F–120
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
Other
Retained
Comprehen-
earnings
sive Income
Balance
Rm
Rm
Rm
46.   US GAAP information (continued)
Comprehensive income (continued)
Movement in retained earnings
3,457
25,401
Net income per US GAAP
8,394
Dividends paid
(4,678)
Share buy-back
(134)
Put option fair value revaluation
(125)
Adjustment to initially apply SFAS158 (net of tax of R545 million)
(932)
(932)
Foreign currency translation adjustment
46
(63)
Release of transitional adjustment on application of SFAS133 to net income for 12 month period (net of tax of R38 million)
(65)
102
Total March 31, 2007
25,401
(893)
24,508
Movement in shareholders’ equity in accordance with US GAAP is as follows:
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Shareholders’ equity according to US GAAP
Rm
Rm
Rm
US$m
Balance, April 1
20,608 24,489
27,135
3,722
Change in accounting policy (12) –
–
–
Restated balance, April 1
20,596 24,489
27,135
3,722
Net income for the year 6,185 8,870
8,394
1,151
Foreign currency translation reserve (30) 52
46
6
Fair value adjustments – derivatives (52) (59)
(65)
(9)
Fair value adjustments – investments (22) –
–
–
Dividend declared (606) (4,801)
(4,678)
(641)
Purchase of treasury shares (1,574) –
–
–
Shares bought back and cancelled – (1,502)
(1,596)
(219)
Shares vested and re-issued 68 86
141
20
Business combination (76) –
–
–
Put option fair value revaluation – –
(125)
(17)
Adjustment to initially apply SFAS158 (net of tax of
R545 million)
– –
(932)
(128)
Balance, March 31
24,489 27,135
28,320
3,885

F–121
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
US GAAP income statement and balance sheet without proportional consolidation of
Vodacom:
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Income statements as per US GAAP
Operating revenue 30,887 32,035
32,540
4,464
Other income 338 429
341
47
Operating expenses and depreciation (23,102) (22,186)
(23,784)
(3,263)
Operating income
8,123 10,278
9,097
1,248
Investment income 292 333
198
27
Net finance costs (1,569) (752)
(760)
(104)
Income after financial items
6,846 9,859
8,535
1,171
Equity accounted earnings 1,925 2,500
3,254
446
Taxation (2,518) (3,409)
(3,301)
(453)
Minority interests (68) (80)
(94)
(13)
Net income
6,185 8,870
8,394
1,151
Balance sheets as per US GAAP
Non-current assets 40,185 41,633
43,588
5,979
Current assets 12,581 10,819
9,072
1,244
Total assets
52,766 52,452
52,660
7,223
Equity 24,489 27,135
28,320
3,885
Minority interests 155 159
173
24
Non-current liabilities 14,521 14,094
10,530
1,444
Current liabilities 13,601 11,064
13,637
1,870
Total equity and liabilities
52,766 52,452
52,660
7,223

F–122
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
US GAAP cash flow statement without proportional consolidation of Vodacom
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Cash flow (excluding equity accounted Vodacom)
Cash flow from operating activities
13,636 7,255
6,926
950
Cash generated from operations 13,615 14,179
13,588
1,864
Income from investments 340 313
405
55
Dividend received 1,567 1,800
2,653
364
Dividend paid (629) (4,884)
(4,744)
(651)
Net financing charges paid (1,142) (1,093)
(937)
(128)
Taxation paid (115) (3,060)
(4,039)
(554)
Cash flow from investing activities
(4,620) (4,891)
(7,121)
(977)
Cash flow from financing activities
(9,799) (204)
(2,819)
(386)
Net (decrease)/increase in cash and cash equivalents
(783) 2,160
(3,014)
(413)
Net cash and cash equivalents at beginning of year
1,998 1,215
3,375
463
Net cash and cash equivalents at end of year
1,215 3,375
361
50
Change in accounting policy:
Adoption of SFAS123 (revised 2004) ‘Share-Based Payments’ (‘SFAS123R’)
Under US GAAP, the Group previously accounted for the deferred bonus incentive scheme in accordance with FIN28 ‘Accounting for Stock Appreciation and Other Variable Stock Option Awards
Plans, An Interpretation of APB Opinions no. 15 and 25’ (‘FIN28’). The interpretation requires compensation costs to be recognised over the service period, or the vesting period if the service period is not defined, based on the undiscounted value of the entitlements and the option to use the intrinsic value method to value the compensation costs.
As of April 1, 2006, the Group adopted SFAS123R, which supercedes FIN28. The standard requires the compensation costs to be recognised over the service period, usually the vesting period, and eliminates the use of the intrinsic valuation method.
The impact of the adoption is that the deferred bonus scheme is no longer a reconciling item and a decrease in opening retained earnings of R12 million (net of tax of R6 million) in the 2005 financial year.
Reclassification of deferred tax
The Group balance sheet has been restated to reclassify certain deferred tax balances from non-
current to current assets and liabilities in accordance with the requirements of SFAS109.
The following is a description of the significant differences between IFRS and US GAAP as they apply to the Group:
(a)  Sale and lease-back/finance lease
In the year ended March 31, 2000 the Group entered into a sale and lease-back of its vehicle fleet with a third party, part of which was accounted for under US GAAP as capital leases.

F–123
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(a)  Sale and lease-back/finance lease (continued)
Under the provisions of IAS17, the Group recorded a gain from the sale amounting to
R463 million in 2000 and accounted for the lease-backs as operating leases.
Under US GAAP, SFAS13, the Group determined that since the lease-back covered substantially all the assets that were sold under the contract for substantially all their remaining useful lives, deferral of the related gain and recognition over the five year lease term was appropriate.
Based on the requirements of SFAS13, a portion of the vehicle leases which met the recognition criteria of a finance lease was treated as a finance lease due to the fact that when analysed on a vehicle by vehicle basis, the present value of the minimum lease payments of certain individual vehicles exceeded 90% of the fair value of these vehicles or the lease term represented more than
75% of the remaining economic life of the vehicles. Accordingly, the full gain realised through the sale of the vehicles was reversed and the proceeds from the sale have been treated as an obligation.
Rental payments were applied to interest expense on the obligation as well as to reduce the principal amount of the obligation. The resulting capital lease assets were depreciated over their remaining useful lives. The effect of the US GAAP difference is summarised as follows:
March 31,
2005
Rm
Retained earnings opening balance (94)
Recognition of deferred profit 92
Depreciation (40)
Finance costs (8)
Add back: lease expense 50
Net impact on income statement 94
Retained earnings closing balance –
Balance sheet
Capital lease asset
17
Opening balance
57
Additions
–
Depreciation (40)
Capital lease liability
17
Opening balance
59
Additions
–
Lease payments
(50)
Finance charges 8

F–124
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(a)  Sale and lease-back/finance lease (continued)
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
A summary of the income statement and equity effects of the new lease are as follows:
March 31,
March 31,
*
March 31,
2006
2007
2007
Rm
Rm
US$m
Depreciation (14)
(14)
(2)
Finance costs (3)
(3)
–
Add back: lease expense 17
17
2
Net impact on income statement for the year –
–
–
Balance sheet
Capital lease asset
28
14
2
Opening balance –
28
4
Additions 42
–
–
Depreciation (14)
(14)
(2)
Capital lease liability
28
14
2
Opening balance –
28
4
Additions 42
–
–
Lease payments (17)
(17)
(2)
Finance charges 3
3
–

F–125
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(a)  Sale and lease-back/finance lease (continued)
The Group’s operating lease commitments under US GAAP as at March 31, 2007 are as follows:
Buildings
Equipment
Vehicles
Total
Rm
Rm
Rm
Rm
2008
152
6
547
705
2009
120
10
–
130
2010
88
7
–
95
2011
58
–
–
58
2012
18
–
–
18
> 5 years
8
–
–
8
Total
444
23
547
1,014
The Group’s finance lease commitments under US GAAP as at March 31, 2007 are as follows:
Buildings
Equipment
Vehicles
Total
Rm
Rm
Rm
Rm
2008
120
5
17
142
2009
126
3
–
129
2010
112
1
–
113
2011
121
1
–
122
2012
128
–
–
128
> 5 years
1,290
–
–
1,290
Total
1,897
10
17
1,924
Unrecognised finance charges
(1,051)
(1)
(3)
(1,055)
Capital lease liability
846
9
14
869
(b)  Derivative financial instruments
SFAS133 – Fair value adjustments
The Group adopted IAS39 and SFAS133 on April 1, 2001. Upon adoption of IAS39, the difference between previous carrying amounts and the fair value of derivatives, which prior to the adoption of
IAS39 had been designated as cash flow hedges or fair value hedges but which do not qualify for hedge accounting under IAS39, was recognised as an adjustment to the opening balance of retained earnings in the financial year in which IAS39 was initially applied. Changes in the fair value of derivatives subsequent to April 1, 2001 are recorded in the income statement as they do not qualify for hedge accounting.
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

F–126
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(b)  Derivative financial instruments (continued)
In the 2007 fiscal year, the Group reclassified from OCI into earnings R65 million (net of tax of
R38 million) (2006: R59 million (net of tax of R33 million); (2005: R52 million (net of tax of R29 million)) as the hedged transaction impacted earnings.
The Group’s interest rate swaps are classified as trading instruments under IFRS. Under US
GAAP, such swaps are classified based on the maturity date of the swaps. Accordingly, some swaps are classified as long-term under US GAAP. Upon adoption, the Group also recorded an adjustment of
R45 million to increase the carrying value of a debt instrument that was the hedged item in what would be considered a fair value type hedge. The fair value adjustment to the hedged item is limited to the extent of an off-setting fair value adjustment to the hedging instrument. In the 2007 fiscal year, the hedged debt instruments has already been fully amortised into earnings (2006: R1 million;
2005: R11 million).
(c)  Goodwill
The Group adopted IFRS 3 ‘Business Combinations’ (‘IFRS 3’) from April 1, 2004, under which acquired goodwill is no longer amortised, but tested for impairment at least annually (or more frequently if impairment indicators arise). Accordingly, goodwill arising from the Group’s investments is not subject to amortisation as from April 1, 2004.
Under US GAAP, SFAS 142 ‘Goodwill and Other Intangible Assets’ (‘SFAS 142’) is consistent with
IAS 38 ‘Intangible Assets’ and IFRS 3 which was adopted by the Group from April 1, 2004. From this date goodwill is no longer amortised.
Under US GAAP, goodwill arising on the acquisition of a foreign entity was translated at the actual exchange rate at the end of the year. Furthermore, under US GAAP with effect from July 1, 2001 goodwill and intangibles with infinite lives are not amortised for business combinations completed after
June 30, 2001. For previously recorded goodwill and intangibles with infinite lives, amortisation ceased on March 31, 2002. The cumulative equity effect in 2004 amounted to R160 million, which is the difference that will remain the same as goodwill is also no longer depreciated for IFRS from
April 1, 2004.
(d)  Employee benefits
Telkom pension fund surplus
IFRS limits the amount of prepaid pension asset recognised for a defined benefit plan to the lower of the amount initially determined as the defined benefit asset, and the total of unrecognised net actuarial losses and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
For US GAAP purposes, the prepaid pension cost is recognised in full. The amount determined for prepaid pension cost under US GAAP is also different to the amount determined under IFRS due to the unrecognised transitional asset which is amortised to the income statement over the remaining working lives of the employees under US GAAP. The amount recognised under IFRS is R55 million
(2006: R80 million; 2005: RNil), as compared to the amount of R79 million (2006: R114 million;
2005: RNil) that has been recognised under US GAAP.

F–127
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(d)  Employee benefits (continued)
Telkom pension fund surplus (continued)
In addition, an amount of R2 million relating to an actuarial gain unrecognised under IFRS was recognised directly to other comprehensive income in terms of SFAS158.
There is a difference in treatment of the transitional asset/liability at inception of the statements under IFRS and US GAAP. In terms of SFAS87, the transitional asset/liability is amortised on a straight-line basis over the remaining working lives of the employees participating in the plan from
April 1, 1989. For IFRS purposes, the effect was recognised immediately on transition.
In addition to the differences noted above, SFAS158 requires an employer to recognise the over funded or under funded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognise changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. SFAS158 has been applied for the year ended March 31, 2007.
Telkom pension fund
The net periodic pension costs include the following components:
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Service cost on benefits earned:
Interest and service cost on projected benefit obligations
22 22
22
3
Expected return on plan assets (22) (24)
(19)
(3)
Amortisation of transitional obligation (3) (3)
(11)
(2)
Amortisation of unrecognised net loss 5 6
62
9
Settlement costs – –
(9)
(1)
Net periodic pension cost 2 1
45
6
The status of the pension plan is as follows:
Net funding position
45 (38)
79
11
Unrecognised net transitional asset (38) (35)
(24)
(3)
Unrecognised actuarial loss 89 187
22
3
Recognised in other comprehensive income – –
2
–
Pension surplus 96 114
79
11
Telkom Retirement fund
The net periodic retirement costs include the following
components:
Service cost on benefits earned:
Interest and service cost on projected benefit
obligations
301 346
312
43
Expected return on plan assets (338) (430)
(489)
(67)
Amortisation of transitional obligation 1 1
1
–
Amortisation of unrecognised net loss/(gain) 29 –
(145)
(20)
Net periodic retirement benefit (7) (83)
(321)
(44)

F–128
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(d)  Employee benefits (continued)
The status of the retirement plan is as follows:
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Net funding position 457 1,596
1,080
148
Unrecognised net transitional obligation 6 5
4
–
Unrecognised actuarial loss/(gain) 312 (742)
96
13
Recognised in other comprehensive income – –
(100)
(13)
Retirement plan surplus 775 859
1,080**
148
** The Telkom Retirement Fund is a defined contribution fund with regards to in-service members. On retirement, an employee is transferred from a defined contribution plan to a defined benefit plan. Telkom, a guarantor is contingently liable for any deficit in the Telkom Retirement Fund. Moreover, all the assets, including any potential excess belong to the participants of the scheme. The Company is unable to benefit from the excess. Accordingly, the Company has only recognised an obligation for the effects of the delayed recognition criteria of these standards as the funded status of the plan.
Post-retirement medical aid
The net periodic medical aid costs include the following components:
March 31,
*March 31,
2007
2007
Rm
US$m
Service cost on benefits earned:
Interest and service cost on projected benefit obligations
369
51
Expected return on plan assets
(188)
(26)
Amortisation of unrecognised net loss
149
20
Net periodic post-retirement medical aid cost
330
45
The status of the post-retirement medical aid plan is as follows:
Net funding position
(2,405)
(330)
Unrecognised actuarial loss
1,285
176
Recognised in other comprehensive income
(1,285)
(176)
Post-retirement medical aid liability
(2,405)
(330)
Post-retirement telephone rebate
In the current year the Group increased the telephone rebate for pensioners entitled to this benefit as well as those pensioners who will be entitled to the benefit when they retire. The additional obligation for the increased rebate amount is treated as a past service cost to the extent that it relates to prior service by the employees. Under IFRS the past service cost is recognised immediately for those employees for whom the service has already vested and over the remaining working lives for the employees who are still in service. Under US GAAP the entire additional cost, including that relating to pensioners, is amortised over the remaining working lives of the active employees. This resulted in a difference of R69 million between the past service cost recognised under IFRS compared to US GAAP recognition of this cost.

F–129
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(d)  Employee benefits (continued)
The net periodic post-retirement telephone rebate costs include the following components:
March 31,
*March 31,
2007
2007
Rm
US$m
Service cost on benefits earned:
Interest and service cost on projected benefit obligations
23
3
Amortisation of unrecognised net loss
5
1
Amortisation of past service cost
7
1
Net periodic post-retirement telephone rebate cost
35
5
The status of the post-retirement telephone rebate plan is as follows:
Net funding position
(307)
(42)
Unrecognised actuarial loss
8
1
Past service cost
86
12
Recognised in other comprehensive income
(94)
(13)
Post-retirement telephone rebate liability
(307)
(42)
(e)  Taxation
The tax effects of the US GAAP adjustments relating to Telkom’s operations have been calculated based on a tax rate of 36.89% (2006: 36.89%; 2005: 37.78%).
Telkom is taxed at a corporate tax rate of 29% (2006: 29%; 2005: 30%) on taxable income.
Telkom incurs an additional Secondary Tax on Companies (‘STC’) at a rate of 12.5% (2006: 12.5%;
2005: 12.5%) on any dividends distributed to shareholders. The dividend tax is payable if and only when dividends are distributed. Neither the Group nor the shareholders receive any future tax benefits as a result of additional tax on dividends paid. As required under IFRS, Telkom will recognise the tax effects of dividends when dividends are distributed in the future. Under US GAAP, consistent with the requirements of EITF95-9, the Group measures its income tax expense, including the tax effect of temporary differences, using the tax rate that includes the dividend tax. STC is calculated on retained income after the 1992 fiscal year after deducting the net gains from certain capital transactions as defined and after giving credit for dividends received from Vodacom and other subsidiaries for which related STC tax has been paid.

F–130
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(e)  Taxation (continued)
The following is the reconciliation of the tax expense computed using the statutory tax rate of 29%
(2006: 29%; 2005: 30%) to the effective rate of 39% (2006: 35%; 2005: 37%)
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Income before tax per US GAAP 6,846 9,859
8,539
1,171
Expected income tax expense at statutory rate 2,054 2,859
2,476
340
Exempt income (90) (161)
(20)
(3)
Disallowable expenses 96 61
65
9
Tax rate change – (33)
–
–
Tax losses not utilised 8 –
(7)
(1)
Capital gains tax – –
105
15
Adjustments due to STC 509 743
637
87
Adjustment on possible CGT – Vodacom earnings 19 36
86
12
Under provision for prior year (78) (96)
(41)
(6)
Effective tax 2,518 3,409
3,301
453
Capital gains tax on Vodacom investment
With respect to the Group’s investment in Vodacom, SFAS109 requires that deferred taxes be recognised for the difference between the reported amount and the tax base of such investment.
According to South African tax law, the Group would be required to pay Capital Gains Tax (‘CGT’) at a rate of 29% (2006: 29%; 2005: 30%) on 50% of any increase in the taxable appreciation in the value of its investment since October 1, 2001. As such, deferred taxes have been recognised on the
Group’s share of the undistributed earnings of Vodacom since October 1, 2001.
Deferred tax
Deferred tax benefits and liabilities are calculated, when applicable, for the differences between
IFRS and US GAAP.
In addition, SFAS109 prohibits recognition of deferred taxation assets or liabilities that under
SFAS52 are re-measured from local currency into the functional currency using historical exchange rates and that result from either changes in exchange rates or indexing for taxation purposes. The functional currency of Vodacom Congo (RDC) s.p.r.l. is the US$ and it benefits from indexing for local
Democratic Republic of Congo taxation purposes which gives rise to a deferred taxation loss for IFRS purposes of R99 million (Group share R49 million) (2006: R101 million benefit (Group share
R50 million)).
Under IFRS, no deferred taxation liability was recognised in respect of intangible assets acquired other than in a business combination where there was a difference at the date of acquisition between the assigned values and the taxation bases of the assets.

F–131
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(e)  Taxation (continued)
Under US GAAP, deferred taxation assets are recognised on all temporary differences. A valuation allowance is recognised if it is more likely than not that the asset will not be recovered. For US GAAP purposes, an additional deferred taxation asset and a corresponding valuation adjustment allowance of R363 million (Group share R182 million) (2006: R279 million (Group share R140 million); 2005:
R109 million (Group share R55 million)) have no effect on the net shareholder’s equity for the current year.
A reconciliation of the deferred tax balances under IFRS to the amounts determined under US
GAAP, is as follows:
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Net deferred tax liability per IFRS (435) (587)
(1,123)
(154)
Vodacom deferred tax balance (equity accounted) 82 152
186
26
Additional distribution tax (1,537) (1,917)
(2,261)
(310)
CGT on Vodacom investment (233) (269)
(355)
(49)
Tax effect of US GAAP adjustments – (12)
511
70
Change in tax rate (33) –
–
–
Net deferred tax liability per US GAAP (2,156) (2,633)
(3,042)
(417)
Classification of deferred tax
Under IFRS, in terms of IAS12 – Income Taxes, the Group classifies deferred taxes as non-
current assets or non-current liabilities. Under US GAAP, in terms of SFAS109, the Group has classified deferred tax liabilities and assets into a current amount and non-current amounts. Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Deferred tax liabilities or assets that are not related to an asset or liability for financial reporting, including deferred tax assets related to loss carry-forwards, are classified according to the expected reversal date of the temporary differences. The following table reflects the classification of deferred taxes for the periods presented:
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Current asset 746 775
788
108
Non-current liability (2,902) (3,408)
(3,830)
(525)
Net deferred tax liability per US GAAP (2,156) (2,633)
(3,042)
(417)
(f)  Tax rate change
Under IFRS, current and deferred taxation assets and liabilities are measured using taxation rates enacted unless announcements of taxation rates by the government have the substantive effect of actual enactment. The Group’s deferred taxation assets and liabilities at March 31, 2006 and
March 31, 2007 were recorded at the enacted taxation rate of 29%.

F–132
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(f)  Tax rate change (continued)
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
The company tax rate of 29% was promulgated in April 2005 and therefore tax charges under both IFRS and US GAAP for 2007 and 2006 have been calculated at the enacted rate of 29%. The
US GAAP adjustment recorded in 2005 is no longer required and is therefore reversed in 2006.
(g)  Income and equity attributable to minority shareholders
The Group adopted IAS27 ‘Consolidated and Separate financial statements, revised from
April 1, 2004. In accordance with the guidance, the Group has reclassified its minority interest in the balance sheet from a liability into equity. The Group applied this reclassification retrospectively.
Under US GAAP, minority interest is recorded outside of equity. Therefore, the minority interest under US GAAP is reclassified at the end of each fiscal year from the shareholders’ equity reconciliation.
(h)  Business combinations
Under IFRS, the Group fair values 100% of the assets acquired and liabilities assumed, including minority interests. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill.
Under US GAAP, the Group fair values the percentage of the assets acquired, liabilities assumed and contingent liabilities, excluding minority interests. Similar to IFRS, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill. As a result, the carrying amount of the goodwill for US GAAP purposes is adjusted to reflect the different values assigned to the intangibles.
Under IFRS and US GAAP, losses are generally only allocated to the minority interest up to the amount of the minority’s equity in the subsidiary entity. In 2004, the minority interest allocation within the Vodacom Group was a net profit under US GAAP, and a net loss under IFRS (due to the additional amortisation expense). Therefore, there was no minority interest allocation under IFRS, and thus there was a GAAP difference effecting net income. In 2005, the minority interest allocation under both IFRS and US GAAP was a net profit. Therefore, in accordance with IAS 27, the IFRS allocation to minority interest was net of the loss not allocated to the minority in 2004. No difference in shareholders’ equity exists at the end of 2005.

F–133
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(h)  Business combinations (continued)
During the 2007 financial year, the Group acquired non-controlling interests in several of the
Vodacom Group subsidiaries. The Group’s IFRS accounting policy is to account for such transactions using the ‘parent entity extension method’. Under this method, the assets and liabilities of the subsidiary were not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition was therefore reflected as goodwill. Under US GAAP, these were accounted for as step acquisition of minorities using the purchase method. The acquired assets and liabilities were recorded at fair value, resulting in additional amortisation under US GAAP. The minority interest allocation under US GAAP is also different from that under IFRS.
The acquisition of 100% shareholding in Africa Online Limited as noted in note 36 to the consolidated annual financial statements has not resulted in a significant US GAAP difference.
(i)  Impairment reversal
In 2006, the Group reversed an impairment loss under IFRS, which is not allowed under US
GAAP.
In 2007, the Group recognised an impairment loss under IFRS related to its operations in
Mozambique. Under US GAAP, the Group evaluates the recoverability of long-lived assets, using undiscounted cash flows and determined that the carrying amount the assets in Mozambique were recoverable. As a result, the IFRS impairment loss was not recognised under US GAAP.
(j)  Inventory write-down
During the 2007 financial year, the Group reversed inventory write downs which had been recognised in previous years. US GAAP prohibits the reversal of inventory write downs.
(k)  Put option fair value revaluation
Under IFRS, the redemption amount of the Congolese Wireless Networks s.p.r.l. put option is recorded as a liability, with changes in this amount recorded through the consolidated income statement. Under US GAAP, the obligation under the put option is accounted for by analogy to EITF
D-98 ‘Classification and Measurement of Redeemable Securities,’ with the carrying value of the minority interest being increased to the redemption amount. The Group has elected to record the changes in the redemption amount directly in retained earnings.
(l)  Joint venture accounting
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

F–134
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
Vodacom equity accounted earnings
Under IFRS, the Group’s interests in joint ventures are proportionally consolidated. Under US
GAAP, interest in joint ventures not meeting the criteria for accommodation under item 17 of
Form 20-F are reflected in the consolidated financial statements using the equity method. The following table sets out the abbreviated US GAAP income statement and balance sheet of the Group joint venture company, Vodacom.
Restated
Restated
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Income statements as per US GAAP
Operating income
6,538 8,869
10,902
1,495
Income after financial items 6,561 8,229
10,688
1,466
Taxes (2,727) (3,300)
(3,882)
(532)
Minority interests (77) (161)
(252)
(35)
Change in accounting policy
5 5
5
1
Net income for the year 3,762 4,773
6,559
900
Balance sheets as per US GAAP
Non-current assets
14,150 16,286
21,287
2,915
Current assets 8,706 8,689
7,613
1,049
Total assets 22,856 24,975
28,900
3,964
Equity 6,849 7,221
8,225
1,128
Minority interests 166 321
549
75
Non-current liabilities 4,367 3,574
5,364
736
Current liabilities 11,474 13,859
14,762
2,025
Total equity and liabilities 22,856 24,975
28,900
3,964
(m)  Guarantees
Under IFRS, fees received by the Group from issuing guarantees are recognised in income as earned. A liability in respect of the guarantee is not recognised until such time as the contingent liability is thought likely to be realised.
Under US GAAP, the Group adopted the initial recognition and initial measurement provisions of
FASB Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees,
Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements
No. 5, 57 and 107 and Rescission of Interpretation No. 34) (‘FIN45’) in fiscal year 2004. This interpretation clarifies that for certain guarantees a guarantor is required to recognise, at the inception of a guarantee entered into after December 15, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognised.

F–135
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
(m)  Guarantees (continued)
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
(n)  Onerous contracts
Under IFRS when the Group has a contract that is onerous, the excess obligation is measured and recognised as a provision in accordance with IAS37 ‘Provisions, Contingent Liabilities and
Contingent Assets’. Under US GAAP, in accordance with SFAS146 ‘Accounting for Costs Associated with Exit or Disposal Activities’, a liability for costs that will continue to be incurred under a contract for its remaining term without corresponding economic benefit to the entity should be recognised and measured at its fair value when the entity ceased using the right conveyed by the contract. The provision raised in respect of the Group’s onerous contracts are not significant and therefore no adjustment has been made.
(o)  Classification of derivatives held for trading
Telkom manages its interest rate and foreign currency exchange rate risk by entering into interest rate swaps and forward exchange contracts. These contracts do not qualify for hedge accounting. For
IFRS, these financial instruments are classified as held for trading and are therefore all shown as current assets and liabilities.
For US GAAP, the derivatives that have a maturity of more than one year from balance sheet date are classified as non-current.
The table below shows the maturities of derivatives:
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Assets
Maturing within the next twelve months
1,159 154
229
31
Maturing beyond twelve months 112 102
–
–
Liabilities
Maturing within the next twelve months
229 172
57
8
Maturing beyond twelve months 83 33
–
–
(p)  Discounting of trade receivables and payables
Under US GAAP, receivables and payables arising from transactions with customers or suppliers in the normal course of business which are due in customary trade terms not exceeding approximately one year, are not discounted. Under IFRS, Telkom discounts receivables and payables where the discount effect is considered to be material to the related accounts. Receivables that are due in less than one year are therefore discounted for IFRS. The difference is not significant and no adjustment has been made.

F–136
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
(q)  Embedded leases
The Group has lease arrangements that qualify as leases in terms of EITF01-08 ‘Determining
Whether An Arrangement Contains a Lease’. EITF01-08 requires all lease arrangements beginning
April 1, 2004 to be included in the lease assessment. The related IFRS interpretation IFRIC4
‘Determining Whether An Arrangement Contains a Lease’, requires that all lease arrangements that existed at April 1, 2007 be assessed. The Group therefore has more finance leases under IFRS than it has under US GAAP. The resultant US GAAP difference is not considered to be material and therefore a reconciling item has not been recognised under US GAAP.
Additional US GAAP disclosures
Intangible assets
Aggregate amortisation expense for other identifiable intangible assets under US GAAP for the year ended March 31, 2007 is R536 million (2006: R560 million; 2005: R502 million). The estimated amortisation expense for the subsequent years ending March 31 is as follows:
March 31,
March 31,
2006
2007
Rm
Rm
2007 418
–
2008 395
333
2009 356
329
2010 279
329
2011 223
323
2012 –
298
The 2005 expected amortisation of intangibles has not been disclosed because it is not practically available.
Restrictions on dividend payouts
All distributable earnings are available for distribution based on the Group’s dividend policy. The
Board of directors of Telkom decides on an annual basis the amount of earnings to be reinvested in the operations and the amount of any remaining funds that are available for distribution to shareholders.
Retained earnings of our investee, Vodacom, are restricted, since we require the consent of other shareholders in order to require Vodacom to declare dividends. Restricted retained earnings included in the March 31, 2007 balance amount to R4,762 million (2006: R4,291 million, 2005: R4,030 million).
Telkom invested funds in a Cell Captive, which will be used to fund future post-retirement medical aid costs. These funds will be used for that purpose only and are therefore not distributable.
The Group also invested funds in a Guardrisk risk policy which is specifically set aside for employees infected with the human-immunodeficiency-virus (HIV). The funds will be used for that purpose only and are therefore not distributable.

F–137
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
Additional US GAAP disclosure (continued)
The following is a reconciliation of retained earnings per US GAAP to the amount of unrestricted retained earnings:
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Retained earnings per US GAAP 17,875 21,944
25,401
3,484
Share of non-distributable retained earnings in
significant investee
(4,030) (4,291)
(4,762)
(653)
Cell Captive investments (517) (1,233)
(1,471)
(202)
Unrestricted retained earnings under US GAAP 13,328 16,420
19,168
2,629
Statement of income classification items
US GAAP requires the disclosure of certain income statement items not disclosed elsewhere in the group financial statements.
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Revenues from other services (26,822) (27,689)
(27,867)
(3,823)
Income from rentals (662) (756)
(691)
(95)
Net sales of tangible products (194) (210)
(431)
(59)
Revenue from SA Government (2,149) (2,304)
(2,458)
(337)
Revenue from other related parties (1,060) (1,076)
(1,093)
(150)
Total operating revenue
(30,887) (32,035)
(32,540)
(4,464)
Total revenue from services
(30,693) (31,824)
(32,109)
(4,405)
–  Subscription and connection
(5,168) (5,595)
(5,855)
(803)
–  Domestic (local and long distance)
(9,323) (8,915)
(8,106)
(1,112)
–  Fixed to mobile
(7,302) (7,647)
(7,646)
(1,049)
–  International outgoing
(1,135) (1,001)
(988)
(136)
–  Interconnection
(1,546) (1,654)
(1,639)
(225)
–  Data
(5,810) (6,674)
(7,489)
(1,027)
–  Directories and other
(409) (338)
(386)
(53)
Revenue from product sales
(194) (211)
(431)
(59)
Total operating revenue
(30,887) (32,035)
(32,540)
(4,464)
Costs of services 13,941 12,888
13,059
1,791
Cost of sales related to services 75 83
78
11
Cost of tangible products sold 167 257
492
68
Operating expenses of other income and SG&A 8,162 8,175
9,392
1,288
Operating lease expenses 757 783
763
105
Total operating expense 23,102 22,186
23,784
3,263
Net interest and amortisation of debt expense# 1,276 418
562
77
# Net interest and amortisation of debt expense exclude interest received from debtors of R189m (2006: R135m,
2005: R128m) which for IFRS was classified as Other Income.

F–138
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.  US GAAP information (continued)
Additional US GAAP disclosure (continued)
The prior period revenue disclosures have been restated to correctly reflect the revenue received from the South African Government and other related parties.
The prior period net interest and amortisation of debt expense has been restated to correctly reflect the effects of finance costs and fair value adjustments.
Balance Sheet Classification Items
US GAAP requires the disclosure of certain balance sheet items not disclosed elsewhere in the group financial statements.
March 31,
March 31,
March 31,
*March 31,
2005
2006
2007
2007
Rm
Rm
Rm
US$m
Amounts payable to affiliates (491) (520)
(551)
(75)
Trade creditors (1,944) (1,751)
(2,247)
(309)
Restructuring liability (606) (3)
–
–
Other amounts payable (1,603) (1,567)
(1,372)
(188)
Total payable
(4,644) (3,841)
(4,170)
(572)
Other payables include the following broad categories of payables: Financial instrument payables, sundry provisions, accruals and VAT payable.
The prior periods balance sheet classification items have been restated to correctly reflect the effects of foreign trade creditors as Trade Creditors rather than other amounts payable and the amounts payable to controlled companies to Trade
Creditors.
Provisions
The following restructuring provision has been included in other liabilities in the balance sheet items as disclosed in the IFRS financial statements for the Group:
Restructuring provision
Opening balance 97 606
3
–
Movement in provision 961 85
24
3
Workforce reduction payments (452) (688)
(27)
(3)
Closing balance restructuring liability 606 3
–
–

F–139
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
US GAAP standards adopted in 2007
•  In November 2004, the FASB issued SFAS151 ‘Inventory Costs, an amendment of ARB No. 43,
Chapter 4’ (‘SFAS151’). The amendments made by SFAS151 clarify that ‘abnormal’ amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognised as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of
SFAS151 did not have a material impact on the Group’s financial position or results of operations.
•  In December 2004, the FASB issued SFAS123 (revised 2004) ’Share-Based Payments’
(‘SFAS123R’). This statement eliminates the option to apply the intrinsic value measurement provisions of APB25 ’Accounting for Stock Issued to Employees’ to stock compensation awards issued to employees. Rather, SFAS123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost will be recognised over the period during which an employee is required to provide services in exchange for the award. SFAS123R provides an option when initially adopting the standard between the modified retrospective method and the modified prospective method. The impact of the adoption is that the deferred bonus scheme is no longer a reconciling item and a decrease in opening retained earnings of R12 million (net of tax of
R6 million) in the 2005 financial year.
•  In December 2004, the FASB issued SFAS153 ’Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29’ (‘SFAS153’). The guidance in Accounting Principles Board
Opinion 29 ‘Accounting for Non-monetary Transactions’ (‘APB29’), is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB29 included certain exceptions to that principle.
SFAS153 amends APB29 to eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-
monetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The Group has adopted the provisions of SFAS153 for non-monetary asset exchange transactions entered into after April 1, 2006. The adoption of SFAS153 has had no material impact on its Group’s financial position or results of operations.
•  In March 2005 the Securities and Exchange Commission (‘SEC’) issued Staff Accounting
Bulletin ‘Share-based Payments’ (‘SAB107’). SAB107 summarises the views of the SEC staff regarding the interaction between SFAS123R and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share based payment arrangements for public companies. The application of this bulletin has had no impact on the Group’s financial position or results of operations.

F–140
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
•  In May 2005, the FASB issued Statement 154 ‘Accounting Changes and Error Corrections’
(‘SFAS154’). SFAS154 replaces APB Opinion No. 20 ‘Accounting Changes’ and FASB
Statement No. 3 ‘Reporting Accounting Changes in Interim Financial Statements.’ SFAS154
applies to all voluntary changes in accounting principle and changes in the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. The group has adopted this standard with effect from April 1, 2006. The adoption of this standard has had no impact on the Group’s financial position or results of operations.
•  In June 2005, the Emerging Issues Task Force reached a consensus in EITF Issue 05-6
‘Determining the Amortisation Period for Leasehold Improvements Purchased after Lease
Inception or Acquired in a Business Combination’(‘EITF05-6’).The Taskforce reached a consensus that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortised over the shorter of the useful life of the asset or the lease term (that includes reasonably assured lease renewals as determined on the date the leasehold improvements are acquired). The Group adopted this standard with effect from April 1, 2006. The adoption of EITF05-6 does not have a material impact on the
Group’s consolidated financial position or results of operations.
•  In October 2005, the FASB issued FSP FAS123R 2 ’Practical Accommodation to the Application
of Grant Date as Defined in FASB Statement No. 123R’. The FSP provides an exception to the application of the concept of ‘mutual understanding’ in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a ‘relatively short period of time’ from the approval date. The Group has adopted the provisions of this FSP to new plans as from
April 1, 2006. The adoption of this standard has no impact on the Group’s financial position or results of operations.
•  In September 2006, the FASB issued SFAS158 ’Employers’ Accounting for Defined Benefit
Pension and Other Post-retirement Plans’ (‘SFAS158’). This statement requires an employer to recognise the over funded or under funded status of a defined benefit post-retirement plan
(other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognise changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. An employer with publicly traded equity securities is required to initially recognise the funded status of a defined benefit post-retirement plan and to provide the required disclosure as of the end of the fiscal year ending after December 15, 2006.
Retrospective application of SFAS158 to any prior period is not permitted. The Group adopted the provisions of FAS158 at March 31, 2007 and the impact is disclosed in the financial statements of the Group.

F–141
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
•  In September 2006, the Emerging Issues Task Force issued Issue No 06-9 (EITF 06-9)
‘Reporting a change in (or elimination of) a previously existing difference between the fiscal year end of a parent company and that of a consolidated subsidiary or equity method investee’. ARB
51 and Opinion 18 allow a parent to have a difference between the parent’s reporting year-end and the reporting year-end of a consolidated entity or an investor to have a difference between the reporting year end of the investor and the reporting year end of an equity method investee to consolidate the results of an entity’s operations. The task force reached a consensus that a parent or an investor should report a change to a previously existing difference between the parent’s reporting period and the reporting period of a consolidated entity or between the reporting period of an investor and the reporting period of an investee in the parent’s or investor’s consolidated financial statements as a change in accounting principle in accordance with the provisions of Statement 154. The early adoption of this standard has no material impact on the Group’s consolidated financial position or results of operations.
•  In September 2006, the FASB issued SAB108 ‘Financial statement misstatements’. The interpretation of this Staff Accounting bulletin expresses the staff’s views regarding the process of quantifying financial statement misstatements. This Staff Accounting Bulletin provides guidance on quantifying and evaluating the materiality of unrecognised misstatements. SAB108 requires that a company use both the ‘iron curtain’ and ‘rollover’ approaches when quantifying misstatement amounts. The determination that an error is material in a current year that includes prior-year effects may result in the need to correct prior-year financial statements, even if the misstatement in the prior year or years is considered immaterial. When companies correct prior year financial statements for immaterial errors, SAB108 does not require previously filed reports to be amended. Such correction may be made the next time the company files the prior year financials. The adoption of this standard has not resulted in a material impact in prior and current year financial statements.
Recently issued and not yet adopted accounting standards
The following new standards are being investigated to determine the possible impact on Group results:
Standards effective for the March 2008 financial year
•  In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155
‘Accounting for Certain Hybrid Financial Instruments’ (‘SFAS155’). SFAS155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities,’
to be carried at fair value in its entirety, with changes in fair value recognised in earnings. In addition, SFAS155 requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or contain an embedded derivative.
SFAS155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments.
The Group does not expect the adoption of SFAS155 to have a material impact on the consolidated financial position or results of operations.

F–142
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
•  In March 2006, the FASB issued SFAS No. 156 ‘Accounting for Servicing of Financial Assets’
(‘SFAS156’). SFAS156 addresses the accounting for recognised servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS156 requires that all recognised servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortisation method for each class of recognised servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006.
The Group is currently evaluating the potential impact, if any, that the adoption of SFAS156 will have on the consolidated financial position or results of operations.
•  In July 2006, the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income
Taxes – an Interpretation of FASB Statement No. 109’ (‘FIN 48’). FIN48 prescribes a comprehensive model for how a company should recognise, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN48 is effective for the Group as of April 1, 2007. The Group is currently evaluating the impact of adopting FIN48 and is unable to estimate the impact at this time, if any, on the consolidated financial statements.
•  EITF 06-2 ‘Accounting for sabbatical leave and other similar benefits pursuant to FASB43,
Accounting for compensated absences’. The EITF concludes that the compensation should be recognised over a service period where the employee has a right to be compensated for absence subject to completion of minimum service period, in which benefits do not increase with years of service and the employee is not required to perform duties for the entity during absence. The impact of the EITF is still being assessed and it is not expected to have a material impact on the Group’s financial position and results of operations.
•  In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (EITF) Issue No.
06-3, ‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should
Be Presented in the Income Statement’ (‘EITF06-3’). The scope of EITF06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and certain excise taxes. EITF06-3 states that presentation of taxes within the scope of this EITF on either a gross basis or a net basis is an accounting policy decision which should be disclosed pursuant to APB No. 22, Disclosure of Accounting Policies. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Group previously disclosed that the Group records revenues net of value-added taxes and other taxes collected from customers that are remitted to governmental authorities.

F–143
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2007
46.   US GAAP information (continued)
Standards for financial years beyond 2008
•  In September 2006, the FASB issued SFAS No. 157 ‘Fair Value Measurements’ (‘SFAS157’).
SFAS157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS157 becomes effective for the Company on April 1, 2008. Upon adoption, the provisions of SFAS157 are to be applied prospectively with limited exceptions.
The Group is currently evaluating the potential impact, if any, that the adoption of SFAS157 will have on the consolidated financial position or results of operations.
•  In February 2007, the FASB issued SFAS159, ‘The Fair Value Option for Financial Assets and
Financial Liabilities’. The standard allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the ‘fair value option’). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

VODACOM GROUP (PROPRIETARY) LIMITED
CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED MARCH 31, 2007
CONTENTS
Page
Report of the Independent Auditors
F-145
Consolidated Income Statements F-146
Consolidated Balance Sheets F-147
Consolidated Statements of Changes in Equity F-148
Consolidated Cash Flow Statements F-149
Notes to the Consolidated Annual Financial Statements F-150

F–145
REPORT OF THE INDEPENDENT AUDITORS AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the members of Vodacom Group (Proprietary) Limited
We have audited the accompanying consolidated balance sheets of Vodacom Group (Proprietary)
Limited and subsidiaries (the “Group”) as at March, 31 2007, 2006 and 2005, and the related consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements for the three years then ended as set out on pages F–146 to F–236. These consolidated annual financial statements are the responsibility of the Group’s directors. Our responsibility is to express an opinion on these consolidated annual financial statements based on our audits.
We conducted our audits in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provides a reasonable basis for our audit opinion.
In our opinion, the consolidated annual financial statements present fairly, in all material respects, the financial position of the Group as at March, 31 2007, 2006 and 2005, and the results of its operations and its cash flows for the three years then ended in conformity with International Financial
Reporting Standards (“IFRS”) and in the manner required by the Companies Act of South Africa.
Note 23 to the consolidated annual financial statements discloses the adoption of two new accounting pronouncements. These relate to the adoption of IFRS 8: “Operating Segments” which has adjusted disclosure of segments reported previously in terms of IAS 14: “Segment Reporting” as well as the adoption of the revised IAS 21: “The Effects of Changes in Foreign Exchange Rates” which resulted in all foreign exchange gains and losses on monetary investments in foreign operations being recognised in equity whereas some were previously recognised in the consolidated income statement.
IFRS vary in certain significant respects from accounting principles generally accepted in the
United States of America. Information relating to the nature and effect of such differences is presented in Note 45 to the consolidated annual financial statements.
Deloitte & Touche
Registered Auditors
Per PJ Smit
Partner
Johannesburg, South Africa
June 6, 2007
Buildings 1 and 2, Deloitte Place
The Woodlands Office Park Woodlands Drive
Sandton
National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock
Audit DL Kennedy Tax L Geeringh Consulting MG Crisp Financial Advisory L Bam Strategy
CR Beukman Finance TJ Brown Clients & Markets SJC Sibisi Public Sector and Corporate Social
Responsibility NT Mtoba Chairman of the Board J Rhynes Deputy Chairman of the Board
A full list of partners and directors is available on request.

VODACOM GROUP (PROPRIETARY) LIMITED
CONSOLIDATED INCOME STATEMENTS
FOR THE THREE YEARS ENDED MARCH 31, 2007

Notes
2005
Restated
Rm
2006
Restated
Rm
2007
Rm
REVENUE
1
27,315.3 34,042.5 41,146.4
OTHER OPERATING INCOME 63.8 125.1 119.8
DIRECT NETWORK OPERATING COST 2 (14,617.8) (18,297.2) (22,439.8)
DEPRECIATION 8 (2,413.6) (2,651.6) (2,901.8)
STAFF EXPENSES (1,652.9) (2,042.1) (2,372.5)
MARKETING AND ADVERTISING EXPENSES (767.3) (976.9) (1,146.4)
OTHER OPERATING EXPENSES (751.3) (1,042.7) (1,063.6)
AMORTISATION OF INTANGIBLE ASSETS 9 (429.6) (344.2) (459.4)
IMPAIRMENT OF ASSETS 3 (268.4) 52.8 (22.9)
PROFIT FROM OPERATIONS
4 6,478.2 8,865.7 10,859.8
INTEREST, DIVIDENDS AND OTHER
FINANCIAL INCOME
5 622.9 611.7 1,336.2
FINANCE COSTS 6 (599.6) (1,250.9) (1,800.0)
PROFIT BEFORE TAXATION
6,501.5 8,226.5 10,396.0
TAXATION 7 (2,613.3) (3,083.7) (3,836.0)
NET PROFIT
3,888.2 5,142.8 6,560.0
ATTRIBUTABLE TO:
EQUITY SHAREHOLDERS 3,857.4 5,026.1 6,342.4
MINORITY INTERESTS 30.8 116.7 217.6

2005
R
2006
R
2007
R

BASIC AND DILUTED EARNINGS PER
SHARE
32
385,740
502,610
634,240
DIVIDEND PER SHARE
32
340,000
450,000
540,000

VODACOM GROUP (PROPRIETARY) LIMITED
CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2007

Notes

2005
Restated
Rm
2006
Restated
Rm
2007
Rm
ASSETS
NON-CURRENT ASSETS 13,888.4 16,079.2 20,844.3
Property, plant and equipment 8 11,576.9 13,386.6 17,073.2
Intangible assets 9 1,644.3 1,954.9 2,700.3
Financial assets 10 93.3 92.1 209.5
Deferred taxation 11 308.1 297.6 386.1
Deferred cost 236.9 311.2 396.4
Lease assets 28.9 36.8 78.8
CURRENT ASSETS 8,706.4 8,688.6 7,625.9
Deferred cost 428.3 451.8 574.8
Short-term financial assets 10 187.1 149.3 207.5
Inventory 12 479.5 454.3 364.3
Trade and other receivables 13 3,621.4 4,487.1 5,707.9
Cash and cash equivalents 31 3,990.1 3,146.1 771.4
TOTAL ASSETS 22,594.8 24,767.8 28,470.2
EQUITY AND LIABILITIES
Ordinary share capital 14 * * *
Retained earnings 8,059.1 8,583.0 9,523.2
Non-distributable reserves 15 (299.9) (194.0)                            (97.4)
Equity attributable to equity holders of the parent 7,759.2 8,389.0 9,425.8
Minority interests 16 128.7 283.3                             221.2
Total equity
7,887.9
8,672.3
9,647.0
NON-CURRENT LIABILITIES 3,233.1 2,236.6 3,812.1
Interest bearing debt 18 2,213.5 819.2 2,051.4
Non-interest bearing debt 19 - - 3.0
Deferred taxation 11 472.1 602.3 757.3
Deferred revenue 240.7 320.3 412.3
Provisions 20 184.4 372.3 377.5
Other non-current liabilities 21 122.4 122.5 210.6
CURRENT LIABILITIES 11,473.8 13,858.9 15,011.1
Trade and other payables 22 4,830.8 5,104.7 6,874.4
Deferred revenue 1,411.4 1,604.5 1,904.8
Taxation payable 632.6 630.2 1,112.7
Non-interest bearing debt 19 4.3 4.3 -
Short-term interest bearing debt 18 381.6 1,645.5 501.0
Short-term provisions 20 595.0 623.0 741.8
Dividends payable 1,800.0 2,800.0 2,990.0
Derivative financial liabilities 39 1.0 60.9 7.2
Bank borrowings 31 1,817.1 1,385.8 879.2
TOTAL EQUITY AND LIABILITIES 22,594.8 24,767.8 28,470.2
* Share capital R100

VODACOM GROUP (PROPRIETARY) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE YEARS ENDED MARCH 31, 2007

Attributable to equity shareholders

Notes
Share
capital
Rm
Retained
earnings
Rm
Non-
distributable
reserves
Rm
Total

Rm
Minority
interests
Rm               Rm
Total
equity

BALANCE AT MARCH 31, 2004
* 7,836.1 (324.9)        7,511.2 93.0 7,604.2
Net profit for the year - 3,857.4 - 3,857.4 30.8 3,888.2
Dividends declared 16,32 - (3,400.0) - (3,400.0) (3.8)     (3,403.8)
Contingency reserve 15 - (1.0) 1.0 - - -
Acquired reserves from the
minorities of Vodacom Congo (RDC)
s.p.r.l.

15,30

-

(233.4)

82.1

(151.3)

-

(151.3)
Business combinations and other
acquisitions
16,29
-
-
-
-
10.1
10.1
Revaluation of available-for-sale
investments
15,16
-
-
0.2
0.2
0.1
0.3
Net gains and losses not recognised
in the income statement
15,16

Foreign currency translation - - (58.3) (58.3) (1.5) (59.8)
BALANCE AT MARCH 31, 2005 –
RESTATED
23
*
8,059.1
(299.9)
7,759.2
128.7
7,887.9
Net profit for the year - 5,026.1 - 5,026.1 116.7 5,142.8
Dividends declared 16,32 - (4,500.0) - (4,500.0)
(0.9)      (4,500.9)
Contingency reserve 15 - (2.2) 2.2 - - -
Business combinations and other
acquisitions
16,29
-
-
-
-
46.5
46.5
Minority shares of VM, S.A.R.L. - - - - 8.0 8.0
Revaluation of available-for-sale
investments
15,16
-
-
(0.2)
(0.2)
(0.1)
(0.3)
Net gains and losses not recognised
in the income statement
15,16

Foreign currency translation - - 103.9 103.9 (15.6) 88.3
BALANCE AT MARCH 31, 2006 -
RESTATED
23
*
8,583.0
(194.0)
8,389.0
283.3
8,672.3
Net profit for the year - 6,342.4 - 6,342.4 217.6 6,560.0
Dividends declared 16,32 - (5,400.0) - (5,400.0)
(170.8)      (5,570.8)
Contingency reserve 15 - (2.2) 2.2 - - -
Business combinations and other
acquisitions
16,29
-
-
-
-
(136.4)
(136.4)
Net gains and losses not recognised
in the income statement
15,16

Foreign currency translation - - 94.4 94.4 27.5 121.9
BALANCE AT MARCH 31, 2007
* 9,523.2 (97.4) 9,425.8 221.2 9,647.0
* Share capital R100

VODACOM GROUP (PROPRIETARY) LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE THREE YEARS ENDED MARCH 31, 2007

Notes
2005
Restated
Rm
2006
Restated
Rm
2007
Rm
CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers
27,078.8
33,132.7
40,380.0
Cash paid to suppliers and employees
(17,066.8)
(22,042.4)
(26,513.9)
CASH GENERATED FROM OPERATIONS 24
10,012.0
11,090.3
13,866.1
Finance costs paid 25
(259.2)
(446.4)
(1,358.8)
Interest, dividends and other financial income
received
26
246.8
338.6
1,035.1
Taxation paid 27
(2,744.4)
(2,980.3)
(3,303.3)
Dividends paid – equity shareholders
(3,100.0)
(3,500.0)
(5,300.0)
Dividends paid – minority shareholders

(5.2)
(0.9)
(80.8)
NET CASH FLOWS FROM OPERATING
ACTIVITIES
4,150.0
4,501.3
4,858.3
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment
and intangible assets
28
(3,253.4)
(4,788.4)
(5,955.3)
Proceeds on disposal of property, plant and
equipment and intangible assets
20.1
31.2
98.3
Business combinations and other acquisitions 29
(289.8)
(0.1)
(591.2)
Acquired cash from Vodacom Congo (RDC)
s.p.r.l.
30
12.9
-
-
Other investing activities
136.0
(33.5)
(135.7)
NET CASH FLOWS UTILISED IN INVESTING
ACTIVITIES
(3,374.2)
(4,790.8)
(6,583.9)
CASH FLOW FROM FINANCING ACTIVITIES
Non-interest bearing debt incurred
- - 3.0
Interest bearing debt incurred
1,165.3 32.3 6.0
Interest bearing debt repaid (1,332.3) (89.7) (141.3)
Finance lease capital repaid (28.1) (50.2) (67.7)
NET CASH FLOWS UTILISED IN FINANCING
ACTIVITIES
(195.1) (107.6) (200.0)
NET (DECREASE)/INCREASE IN CASH AND
CASH EQUIVALENTS
580.7 (397.1) (1,925.6)
Cash and cash equivalents at the beginning of
the year
1,597.7 2,173.0 1,760.3
Effect of foreign exchange rate changes (5.4) (15.6) 57.5
(BANK BORROWINGS)/CASH AND CASH
EQUIVALENTS AT THE END OF THE YEAR
31 2,173.0 1,760.3 (107.8)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

I.
BASIS OF PREPARATION
These consolidated annual financial statements of Vodacom Group (Proprietary) Limited (“the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and have been prepared on the historical cost basis, except for financial assets and financial liabilities (including derivative instruments) recorded at fair value or at amortised cost.
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
II.     ACCOUNTING POLICIES
A.    CONSOLIDATION
A.1      Basis of consolidation
The consolidated annual financial statements include the consolidated financial position, results of operations and cash flows of Vodacom Group (Proprietary) Limited and its subsidiaries, both foreign and domestic, up to
March 31, 2007.
Minority interests are separately presented in the consolidated balance sheets and income statements.

Goodwill on the acquisition of subsidiaries and joint ventures is accounted for in accordance with the Group’s accounting policy for intangible assets set out below.
A.2     Business combinations
º
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
On acquisition, the identifiable assets, liabilities and contingent liabilities of the relevant subsidiaries or joint ventures, are measured based upon the Group’s interest in their fair value at the date of acquisition, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5: Non-
current Assets Held for Sale and Discontinued Operations (“IFRS 5”), which are recognised and measured at fair value less costs to sell. The interest of minority shareholders is recorded at the minority’s share of the fair value of the identifiable assets, liabilities and contingent liabilities. Subsequently, any losses attributable to minority shareholders in excess of their interest, is allocated against the interest of the Group.
º
DISPOSALS
On subsequent disposal, the profit or loss on disposal is the difference between the selling price and the carrying value of net assets and liabilities disposed of, adjusted for any related carrying amount of goodwill in accordance with the Group’s accounting policies.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

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

Minority shareholders are treated as equity participants and, therefore, all acquisitions of minority interest by the
Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is therefore reflected as goodwill.
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
Joint ventures are included using the proportionate consolidation method, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. The Group’s share of the assets, liabilities, income, expenses and cash flows of joint ventures are combined on a line-by-line basis with similar items in the consolidated annual financial statements.

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
Residual values are measured as the estimated amount currently receivable for an asset if the asset were already of the age and condition expected at the end of its useful live. Each significant component included in an item of property, plant and equipment is separately recorded and depreciated.
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
Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Depreciation commences when the assets are ready for their intended use.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

B.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
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
Property, plant and equipment acquired in exchange for a non-monetary asset or assets is measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.
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
These amounts are amortised over the estimated useful life of the related infrastructure asset. The restoration liability is accreted to its future value over the lease period.
Changes in the measurement of an existing liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the liability, or a change in the discount rate, are accounted for as follows:
º changes in the liability are added, or deducted from, the cost of the reflected asset. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in profit and loss.
º
adjustments that result in additions to the cost of assets are tested for impairment if it is considered that the new carrying value of the asset is not fully recoverable.
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
º
GOODWILL
Goodwill represents the excess of the cost of an acquisition of a subsidiary or joint venture, over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition.
Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Impairment losses previously recognised cannot be reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

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
º
LICENCES
Licences, which are acquired, other than through a business combination, to yield an enduring benefit, are capitalised at cost and amortised from the date of commencement of usage rights over the shorter of the economic life or the duration of the licence agreement.
º
CUSTOMER BASES
Cost of contract customer bases, prepaid customer bases and internet service provider customer bases acquired, other than through a business combination, represents the fair value at the acquisition date of mobile customer bases. Customer bases are amortised on a straight-line basis over their estimated useful lives.
º
TRADEMARKS AND PATENTS
Purchased trademarks and patents acquired, other than through business combinations, are capitalised at cost and amortised over their estimated useful lives. Expenditure incurred to develop, maintain and renew trademarks and patents internally generated is recognised as an expense in the period incurred.
º
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
Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in foreign currency are not translated. Exchange differences arising on the translation of non-
monetary items carried at fair value are included in profit and loss for the period except for differences arising on the translation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

F.     FOREIGN CURRENCIES (CONTINUED)
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

All gains and losses on the translation of equity loans to foreign entities that are intended to be permanent, whether they are denominated in one of the entities functional currencies or in a third currency, are recognised in equity.
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
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.
Exchange differences arising from the translation of foreign taxation assets and liabilities of foreign entities where the functional currency is different to the local currency are classified as a deferred taxation expense or income.
G.3    Secondary taxation on companies
Secondary Taxation on Companies (“STC”) is provided for at the prevailing rate on the amount of the net dividend declared by Vodacom Group (Proprietary) Limited. It is recorded as a tax expense when dividends are declared.

STC credits on dividends received are recorded as assets in the period that they arise, limited to the amount recoverable based on the reserves available for distribution.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

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

The Group provides long-term incentives to eligible employees payable on termination or retirement. The Group’s liability is based on an actuarial valuation. Actuarial gains and losses on the long-term incentives are accounted for through profit and loss in the year in which they arise.
H.3     Accumulative termination benefits
Accumulative termination benefits are payable whenever:
º
an employee’s employment is terminated before the normal retirement date, or
º
an employee accepts voluntary redundancy.
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

The recognition of revenue involves estimates and assumptions with regards to the useful life of the customer base.
The estimates and assumptions are based on past experience.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

I.
REVENUE RECOGNITION (CONTINUED)
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
º
Revenue from the handset is recognised when the product is delivered, limited to the amount of cash received.
º
Monthly service revenue received from the customer is recognised in the period in which the service is delivered.
º
Airtime revenue is recognised on the usage basis. The terms and conditions of the bundled airtime products, where applicable, allow the carry over of unused airtime. The unused airtime is deferred in full.
º
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
º
Revenue from the SIM-card, representing activation fees, is recognised over the average useful life of a prepaid customer.
º
Airtime revenue is recognised on the usage basis. Unused airtime is deferred in full.
º
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

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

I.
REVENUE RECOGNITION (CONTINUED)
I.5     Other revenue and income
º
INTERCONNECT AND INTERNATIONAL REVENUE
Interconnect and international revenue is recognised on the usage basis.
º
DIVIDENDS
Dividends from investments or subsidiaries are recognised when the right to receive payment has been established.
º
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
J.2     Group as lessee
º
FINANCE LEASES
Lessee finance leases are capitalised, as property, plant and equipment, at their cash equivalent cost and a corresponding finance lease liability is raised. The cash equivalent cost is the lower of fair value of the asset or the present value of the minimum lease payments, at inception of the lease. Such assets are depreciated in accordance with the accounting policy on property, plant and equipment stated above.

Lease payments are allocated between lease finance costs and a capital reduction of the finance lease liability.
Lease finance costs are allocated to the consolidated income statement over the term of the lease using the effective interest rate method, so as to produce a constant periodic rate of return on the remaining balance of the liability for each period.
º
OPERATING LEASES
Lessee operating lease rental payments are expensed in the consolidated income statement on a straight-line basis over the lease term.

When an operating lease is terminated before the lease term has expired any payment to the lessor that is required, by way of penalty, is recognised as an expense in the period in which termination takes place.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

J.      LEASES (CONTINUED)
J.3     Group as lessor
º
FINANCE LEASES
Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group’ net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.
º
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
L.    FINANCIAL INSTRUMENTS - OTHER THAN DERIVATIVES
L.1      Initial recognition and measurement
All financial instruments, other than derivatives which are dealt with above, are recognised in the consolidated balance sheets. Financial instruments are initially recognised when the Group becomes party to the contractual terms of the instruments and are measured at cost, which is the fair value of the consideration given (financial asset) or received (financial liability or equity instrument) for it.

Financial liabilities and equity instruments issued by the Group are classified on initial recognition as debt or equity or compound instruments in terms of IAS 32: Financial Instruments: Disclosure and Presentation (“IAS 32”) on the
basis of the contractual terms.

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset.

Financial guarantee contracts are recognised initially at fair value and subsequently at the higher of the amount determined in accordance with IAS 37: Provisions, Contingent Liabilities and Contingent Assets or the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with
IAS 18: Revenue.
L.2      Financial assets
The Group’s principal financial assets other than derivatives are investments, trade and other receivables and bank and cash balances:
º
INVESTMENTS
All financial assets not carried at fair value through profit or loss are initially recognised at fair value including directly attributable transaction costs. Subsequent to initial recognition, these instruments are measured as set out below.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

L.     FINANCIAL INSTRUMENTS - OTHER THAN DERIVATIVES (CONTINUED)
L.2     Financial assets (continued)
º
INVESTMENTS (CONTINUED)
Investments in equity instruments, excluding those in subsidiaries and joint ventures, are classified as available-for-sale investments and are stated at fair value. Gains and losses from changes in fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of or it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the consolidated income statements. These investments are included in non-current assets unless management intends to dispose of the investments within twelve months of the balance sheet date.
Investments acquired principally for the purpose of generating a profit from the short-term fluctuations in price, are classified as financial assets at fair value through profit and loss and are recorded and measured at fair value. Financial assets at fair value through profit or loss consists of financial assets held-for-trading or those designated at fair value through profit or loss at inception. Gains and losses on these investments are recorded in the consolidated income statements. These investments are classified as current assets if they are either held-for-trading or are expected to be realised within twelve months of the balance sheet date.
Held-to-maturity investments carried at amortised costs, using the effective interest rate method are non-
derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity.
º
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
The provision for doubtful receivables covers losses where there is objective evidence that the Group incurred a loss at the balance sheet date. These incurred loss events have been estimated based upon historical patterns of losses in each component, the credit ratings allocated to the customers and reflecting the current economic climate in which the borrowers operate. When a receivable is uncollectible, it is written off to the consolidated income statement. Subsequent recoveries are credited to the consolidated income statements.
º
BANK AND CASH BALANCES
The accounting policy for bank and cash balances is dealt with under cash and cash equivalents set out below.
L.3      Financial liabilities
The Group’s principal financial liabilities other than derivatives are interest bearing debt, trade and other payables, non-interest bearing debt, dividends payable, provisions, bank borrowings and other short-term debt:
º
INTEREST BEARING DEBT

Interest bearing debt, including finance lease obligations, is originally recognised at fair value, net of transaction costs incurred. Interest bearing debt is subsequently stated at amortised cost, namely original debt less principal payments and amortisations. Any differences between proceeds and the redemption value are recognised in the consolidated income statement over the period of the debt using the effective interest rate method. The accounting policy for finance lease obligations is dealt with under leases set out above.
Interest bearing debt is classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.
Preference shares, which are mandatory redeemable on a specific date are classified as liabilities. The dividends on these preference shares are recognised in the consolidated income statements as an interest expense.
º
TRADE AND OTHER PAYABLES
Trade and other payables are stated at their cost.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

L.     FINANCIAL INSTRUMENTS - OTHER THAN DERIVATIVES (CONTINUED)
L.3     Financial liabilities (continued)
º
PUT OPTION LIABILITIES
A contract that contains an obligation for the Group to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability and is accounted for at the present value of the redemption amount. On initial recognition its fair value is reclassified directly from equity. Subsequent changes in the liability are included in profit and loss. On expiry or exercise of the option the carrying value of the liability is reclassified directly to equity.
º
DIVIDENDS PAYABLE
Dividends payable are stated at amounts declared.
º
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
The amount recognised, as a provision is the best estimate of the expenditure required to settle the present obligation at balance sheet date, taking into account risks and uncertainties surrounding the provision. Long-
term provisions are discounted to net present value.
º
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
L.5     Derecognition
Financial assets (or a portion thereof) are derecognised when the Group’s rights to the cash flow expire or when the Group transfers substantially all the risks and rewards related to the financial asset or when the entity loses control of the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in the consolidated income statements.
Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expired. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and settlement amounts paid are included in the consolidated income statements.
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

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

L.    FINANCIAL INSTRUMENTS - OTHER THAN DERIVATIVES (CONTINUED)
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

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purpose of impairment testing, goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination. An impairment loss is recognised whenever the recoverable amount of a cash-
generating unit is less than its carrying amount.

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

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

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
O.    CASH AND CASH EQUIVALENTS
For the purpose of the consolidated cash flow statements, cash and cash equivalents comprise cash on hand, deposits held on call, net of bank borrowings, all of which are available for use by the Group unless otherwise stated.
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
Q.    EXPENSES
Marketing and advertising costs are expensed as they are incurred. Prepaid costs related to annual event sponsorships are expensed over the duration of the event.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

R.    INCENTIVES
Incentives paid to service providers and dealers for products delivered to the customer are expensed as incurred.
Incentives paid to service providers and dealers for services delivered are expensed over the period that the related revenue is recognised.

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
V.    OPERATING SEGMENTS
The Group discloses its operating segments according to the entity components regularly reviewed by the chief operating decision maker. The components comprise of geographical operating segments located in South Africa and non-South
African countries.

Segment information is prepared in conformity with the measure that is reported to the chief operating decision maker.
These values have been reconciled to the consolidated financial statements. The measure reported by the Group is in accordance with the accounting policies adopted for preparing and presenting the consolidated financial statements.

Segment revenue excludes Value Added Taxation and includes intergroup revenue. Net revenue represents segment revenue from which intergroup revenue has been eliminated. Sales between segments are made on a commercial basis.
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

Capital expenditure in property, plant and equipment and intangible assets has been allocated to the segments to which it relates.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

2005
Rm
2006
Rm
2007
Rm
1.    REVENUE
Airtime and access 16,190.8 20,085.8 23,707.5
Data revenue 1,340.5 2,037.6 3,341.7
Interconnect revenue 5,923.6 6,696.8 7,835.6
Equipment sales 2,687.3 3,985.6 4,699.1
International airtime 886.8 971.2 1,305.8
Other 286.3 265.5 256.7
27,315.3 34,042.5                   41,146.4
2.    DIRECT NETWORK OPERATING COST
Airtime and access (4,953.7) (5,596.0) (6,929.0)
Data expenditure
(220.6)
(320.0) (531.3)
Interconnect cost
(3,405.7)
(4,312.2)                  (5,179.9)
Equipment cost
(2,979.0)
(4,173.9)                  (5,022.8)
International airtime cost
(246.8)
(322.1)                    (456.2)
Regulatory fees
(670.3)
(812.1)                    (979.7)
Network operational expenses *
(1,393.8)
(1,781.0)                 (2,248.1)
Other (747.9) (979.9)                 (1,092.8)
(14,617.8) (18,297.2)               (22,439.8)
* Network operational expenses include transmission rental, site costs and site maintenance.
3.    IMPAIRMENT OF ASSETS
Intangible assets (97.5) (0.1) (0.3)
Goodwill - - (0.2)
Licences (97.5) - -
Computer software - (0.1) (0.1)
Property, plant and equipment
(170.9) 52.9                          (22.6)
Infrastructure
(142.3) 59.9 (17.9)
Information services
(23.3) (5.6) (3.7)
Motor vehicles
(2.4) (0.3) (0.3)
Furniture and office equipment
(1.6) (0.5) (0.3)
Leasehold improvements
(0.6) (0.3) (0.1)
Other assets
(0.7) (0.3) (0.3)
(Impairment recognised)/Impairment reversed (268.4) 52.8
(22.9)
Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets. The recoverable amount of these assets was based on the fair value less cost of disposal at March 31, 2007, 2006 and 2005. The fair value of the assets was obtained from a knowledgeable, willing party on an arm’s length basis, on the assumption that the assets would be disposed of on an item by item basis. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The reversal of the impairment loss in the 2006 financial year related to an increase in the fair value of infrastructure assets due to exchange rate fluctuations.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

2005
Rm
2006
Rm
2007
Rm
4.     PROFIT FROM OPERATIONS
The profit from operations is arrived at after taking the following income/(expenditure) into account:
Net profit/(loss) on disposal of property, plant and equipment and intangible assets
1.8 (26.8) 26.9
Loss on disposal of property, plant and equipment and
intangible assets
(6.7) (27.5) (30.3)
Profit on disposal of property, plant and equipment and
intangible assets
8.5 0.7 57.2
Profit on disposal of shares in subsidiary - - 17.4
Auditor’s remuneration – audit fees (8.3) (14.9) (16.6)
Current year audit fees (7.8) (14.0) (16.2)
Prior year under-provision for audit fees (0.1) (0.8) (0.2)
Telkom costs (4.6) (4.8) (6.1)
Telkom recovery 4.6 4.8 6.1
Expenses (0.4) (0.1) (0.2)
Auditor’s remuneration – other services (2.5) (2.1) (0.6)
Professional fees for consultancy services (78.4) (112.2) (147.1)
Operating lease rentals (613.1) (870.7)
(1,259.1)
GSM transmission and data lines (Note 34) (544.3)
(787.9)                     (965.8)
Office accommodation (43.4)
(47.6)                       (65.1)
Other accommodation (24.5)
(33.0)                     (223.4)
Office equipment (0.9)
(1.1)                         (0.2)
Motor vehicles -
(1.1)                         (4.6)
Staff expenses - pension and provident fund contributions (74.9) (89.3) (97.4)
Pension fund contributions (70.7) (76.4) (84.7)
Provident fund contributions (4.2) (12.9) (12.7)
(Increase)/Decrease in provision for obsolete inventory (Note 12) 17.5 (15.9) (18.3)
Decrease/(Increase) in provision for doubtful receivables
(Note 13)
(11.3) 6.0 15.8
Bad debts written off (52.2) (42.3) (94.8)

Marketing and advertising expenses include broadcasting, branding, publications and sponsorship expenditure.

Other operating expenses include accommodation costs, auditor’s remuneration, consultancy fees, information technology costs, insurance, office administration costs, sales and distribution costs, social economic investment costs, subsistence and travel costs and transport costs.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

4.     PROFIT FROM OPERATIONS (CONTINUED)
Insurance activities
The Group offers a range of insurance contracts to its customers providing protection against specified risks associated with the ownership of a cell phone. These products are offered through a cell captive facility maintained with Nova Risk
Partners Limited, a South African registered short-term insurance company. The cell facility is further used to issue insurance contracts to Group companies to provide cover against a variety of insurable risks including assets own risk and the extended warranty provided to customers. These inter-company transactions are eliminated on consolidation of the cell captive.

In terms of the shareholder agreement, the Group carries all the risks and rewards related to the business underwritten in the cell captive facility. The risks are closely monitored by the Group through the ongoing review of the performance of the underlying insurance products. Premium rate adjustments are used to mitigate the associated insurance risks.

Provided below is a summarised underwriting account giving details of the R28.8 million (2006: R52.5 million;
2005: R19.5 million) underwriting profit included in profit from operations:
2005
Rm
2006
Rm
2007
Rm
Net earned premiums 89.7 112.7 131.6
Gross claims incurred (45.6) (51.7) (67.4)
Net reinsurance (expense)/income (11.6) 10.7 (11.6)
Net operating expenses (13.0) (19.2) (23.8)
Underwriting profit 19.5 52.5 28.8
5.    INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME
Banks and loans 93.6 89.4 30.6
Income from investments at fair value through profit and loss 8.0 7.8 10.4

Other interest income 15.8 19.7 23.2
Gain on foreign exchange contract revaluation 155.1 211.2 617.9
Gain on foreign liability and asset revaluation 318.4 266.4 640.9
Interest rate swap interest 11.6 13.0 10.2
Interest rate swap revaluation 20.4 4.2 2.9
Dividends received – unlisted investment - - 0.1
622.9 611.7 1,336.2
6.    FINANCE COSTS
Bank overdraft (39.1) (15.2) (131.4)
Finance leases (127.3) (121.6) (112.3)
Funding loans (32.2) (73.8) (89.4)
Interest on minority shareholder loan * (7.2) (8.1) (9.7)
Other finance costs (24.2) (30.6) (26.3)
Interest rate swap interest (5.5) - -
Interest rate swap revaluation (11.3) (10.8) (12.8)
Loss on foreign exchange contract revaluation (143.4) (471.8) (150.2)
Loss on foreign liability and asset revaluation (209.4) (519.0) (1,018.6)
Put option liability revaluation (Note 22) - - (249.3)
(599.6) (1,250.9) (1,800.0)
*
This amount of R9.7 million (2006: R8.1 million; 2005: R7.2 million) relates to notional interest on the loan from
Caspian Construction Company Limited and Planetel Communications Limited, that was re-measured at amortised cost, at an effective interest rate of LIBOR plus 5%, for which no consideration has been recorded.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

2005
Rm
2006
Rm
2007
Rm
7.     TAXATION
South African normal taxation (2,082.6) (2,375.6) (3,058.7)
Current year (2,091.3)
(2,337.9)                   (3,063.7)
Prior year over/(under) provision 8.7 (37.7) 5.0
Deferred taxation 36.0 (136.2) 44.0
Current year 35.2 (177.0) 45.3
Prior year (under)/over provision (6.3)
40.8                           (1.3)
Taxation rate change * 7.1 - -
Secondary taxation on companies – current year (429.4)
(562.5)                      (692.7)
Foreign taxation (13.4) (29.8) (34.3)
Current year (13.3) (29.4) (34.0)
Prior year under provision (0.1) (0.4) (0.3)
Foreign deferred taxation (123.9) 20.4 (94.3)
Current year (75.2) 43.5 (135.4)
Prior year under/(over) provision (48.7) (22.0) 41.1
Taxation rate change # - (1.1) -
(2,613.3) (3,083.7) (3,836.0)
2005
Rm
2005
%
2006
Rm
2006
%
2007
Rm
2007
%
Reconciliation of rate of taxation
Normal taxation on profit before taxation 1,950.5 30.0 2,385.7 29.0 3,014.9 29.0
Adjusted for:
Disallowed expenditure 131.3 2.0 135.6 1.7 205.8 2.0
Unrecognised taxation asset 118.8 1.8 149.9 1.8 86.5 0.9
Functional vs local reporting currency (153.6) (2.4) 45.3 0.6 (226.8) (2.2)
Revaluation of tax base of qualifying assets 80.7 1.2 (181.6) (2.2) 98.6 0.9
Translation to US$ 61.8 1.0 (16.8) (0.2) 95.7 0.9
Secondary taxation on companies 429.4 6.7
562.5
6.9
692.7
6.7
Secondary taxation on companies credits
(3.8) - - - 3.8
-
Prior year (over)/under provision 46.4 0.7 19.3 0.2 (44.5) (0.4)
Foreign taxation rate differences (30.8) (0.5) (15.6) (0.2) (48.6) (0.5)
Taxation rate change * # (7.1) (0.1) 1.1 - - -
Foreign taxation 5.7 0.1 8.7 0.1 10.4 0.1
Taxation not payable due to tax concession
- - - - (81.2)
(0.8)
Foreign controlled entity passive income imputed
8.6 0.1 17.8 0.2 27.9
0.3
Business combination contingent purchase
consideration
- - (20.6) (0.3) - -
Utilisation of investment deductions
(10.2) (0.2) 0.2 - -
-
Utilisation of taxation loss (12.6) (0.2) (6.9) (0.1) - -
Exempt income (0.1) - (1.1) - - -
Other adjustments
(1.7) - 0.2 - 0.8
-
2,613.3 40.2 3,083.7 37.5 3,836.0 36.9
* Deferred taxation was calculated at 29% for all South African entities at March 31, 2005 following a change in the corporate taxation rate. The revised taxation rate was applicable to normal taxation with effect from the 2006 financial year.
# Deferred taxation was calculated at 25% for Vodacom Lesotho (Proprietary) Limited at March 31, 2006 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the 2007 financial year.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8.     PROPERTY, PLANT AND EQUIPMENT

2005
Cost

Rm
Accumulated
depreciation
and
impairment
Rm
Net book
value

Rm
Land and buildings 936.2 (87.4) 848.8
Infrastructure 18,902.5 (9,012.8) 9,889.7
Information services 1,678.0 (1,106.0) 572.0
Community services 91.9 (73.0) 18.9
Motor vehicles 158.1 (93.7) 64.4
Furniture and office equipment 234.5 (180.3) 54.2
Leasehold improvements 294.6 (192.6) 102.0
Other assets 64.2 (37.3) 26.9
22,360.0 (10,783.1)
11,576.9

2006
Cost

Rm
Accumulated
depreciation
and
impairment
Rm
Net book
value

Rm
Land and buildings 1,033.9 (105.0) 928.9
Infrastructure 22,556.3 (10,925.7) 11,630.6
Information services 1,623.9 (1,100.4) 523.5
Community services 107.8 (65.9) 41.9
Motor vehicles 154.4 (90.8) 63.6
Furniture and office equipment 251.3 (203.0) 48.3
Leasehold improvements 361.4 (214.9) 146.5
Other assets 33.2 (29.9) 3.3
26,122.2 (12,735.6) 13,386.6

2007
Cost

Rm
Accumulated
depreciation
and
impairment
Rm
Net book
value

Rm
Land and buildings 1,277.9
(135.4) 1,142.5
Infrastructure
26,788.9 (12,084.6) 14,704.3
Information services 1,924.0
(1,248.5) 675.5
Community services 127.2
(72.3) 54.9
Motor vehicles 192.7 (103.6) 89.1
Furniture and office equipment 335.9
(233.0) 102.9
Leasehold improvements 538.2 (276.5) 261.7
Other assets 74.3
(32.0) 42.3
31,259.1 (14,185.9)
17,073.2

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8.    PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Reconciliation 2005
Land and
buildings

Rm
Infra-
structure

Rm
Information
services

Rm
Community
services

Rm
Motor
vehicles

Rm

Furniture &
office
equipment
Rm
Leasehold
improvements

Rm
Other
assets

Rm
Total

Rm
Opening balance 831.4 9,060.1 760.4 28.4 51.2 60.6
97.2 23.2 10,912.5
Acquired from the
minorities of Vodacom
Congo (RDC) s.p.r.l.
4.5 457.9 115.4 - 4.0 4.8
7.7
2.0 596.3
Transfer from
investment properties
9.9 - - - - -
-
- 9.9
Additions 21.7 2,781.7 371.5 1.3 35.2 17.4
37.9
21.7 3,288.4
Disposals - (10.8) (3.0) - (2.2) (0.6)
(0.2)
(1.5) (18.3)
Foreign currency
translation
- 60.5 3.5 - 0.4 0.3
-
(1.5) 63.2
Depreciation (18.7) (1,952.5) (326.7) (10.8) (21.8) (26.8)
(40.0)
(16.3) (2,413.6)
Business combinations - - 4.9 - - 0.1
-
- 5.0
Impairments (Note 3) - (142.3) (23.3) - (2.4) (1.6)
(0.6)
(0.7) (170.9)
Transfer to intangible
assets/Asset category
transfer (Note 9)
- (364.9) (330.7) - - -
-
- (695.6)
Closing balance 848.8 9,889.7 572.0 18.9 64.4 54.2
102.0 26.9 11,576.9
Reconciliation 2006
Land and
buildings

Rm
Infra-
structure

Rm
Information
services

Rm
Community
services

Rm
Motor
vehicles

Rm

Furniture &
office
equipment
Rm
Leasehold
improvements

Rm
Other
assets

Rm
Total

Rm
Opening balance 848.8 9,889.7 572.0 18.9 64.4 54.2
102.0 26.9 11,576.9
Reclassified to finance
lease receivables
- - - - (12.0) -
-
- (12.0)
Additions 98.2 4,237.9 237.2 16.1 27.1 23.0
55.3
4.6 4,699.4
Disposals - (51.0) (1.7) - (0.2) (0.4)
(0.1)
(3.0) (56.4)
Foreign currency
translation
(0.5) (246.0) (3.8) - (1.8) (0.9)
(0.9)
- (253.9
Depreciation (17.6) (2,530.0) (41.9) 6.9 (13.6) (24.9)
(22.0)
(8.5) (2,651.6)
Business combinations - - 1.7 - - -
-
- 1.7
Impairments (Note 3) - 59.9 (5.6) - (0.3) (0.5)
(0.3) (0.3) 52.9
Transfer from intangible
assets / Asset category
transfer (Note 9)
- 270.1 (234.4) - - (2.2)
12.5
(16.4) 29.6
Closing balance 928.9 11,630.6 523.5 41.9 63.6 48.3 146.5
3.3 13,386.6
Reconciliation 2007
Land and
buildings

Rm
Infra-
structure

Rm
Information
services

Rm
Community
services

Rm
Motor
vehicles

Rm

Furniture &
office
equipment
Rm
Leasehold
improvements

Rm
Other
assets

Rm
Total

Rm
Opening balance 928.9 11,630.6 523.5 41.9 63.6 48.3
146.5 3.3 13,386.6
Additions 214.3 5,239.2 302.3 19.6 41.3 71.9
208.3
40.2 6,137.1
Disposals (1.3) (60.5) (4.0) (0.1) (5.1) (0.2)
-
- (71.2)
Foreign currency
translation
4.0 479.9 12.8 - 3.2 2.0
4.0
0.6 506.5
Depreciation (21.5) (2,580.0) (181.2) (6.5) (13.6) (29.8)
(67.6)
(1.6) (2,901.8)
Business combinations - 2.4 - - 0.2 3.0
-
- 5.6
Impairments (Note 3) - (17.9) (3.7) - (0.3) (0.3)
(0.1)
(0.3) (22.6)
Transfer from intangible
assets / Asset category
transfer (Note 9)
18.1 10.6 25.8 - (0.2) 8.0
(29.4)
0.1 33.0
Closing balance 1,142.5 14,704.3 675.5 54.9 89.1 102.9 261.7
42.3 17,073.2

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8.
PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

2005
Net book
value
Rm
2006
Net book
value
Rm
2007
Net book
value
Rm
Freehold land and buildings
Portions 859, 847, 827 and 828 of the farm Randjesfontein No.
405, Midrand, RSA
37.5 37.5
37.5
Holding 182, Erand Agricultural Holdings Ext 1, RSA 1.6 1.6
1.6
Erf 200, Chelmsfordville, Pietermaritzburg, RSA 0.1 0.1
0.1
Portion 8 of erf 1606, New Germany, Pietermaritzburg, RSA 0.5 0.5
0.5
1046 Mama Yemo Avenue, Lubumbashi, Province De Katanga,
DRC
0.9 1.0 1.2
Kinshasa Building (Justice), 292 Justice Avenue, Gombe,
Kinshasa, DRC
8.6 8.3 24.9
MSC Building, Maseru West, Lesotho 0.7 0.6
0.6
Stand 13, 14 and 15, Eastwood Road, Dunkeld West, RSA 14.4 14.1
14.1
6195 Boulevard du 30 Juin, Kinshasa, Kinshasa, DRC 7.6 7.4 8.5
Portions 878 and 879 of the farm Randjesfontein No. 405,
Midrand, RSA
10.7 52.5 75.9
Erf 2102, Silverton, Ext 54, RSA - 33.9
22.4
Portion 751 of the farm Randjesfontein No. 405, Midrand, RSA - 14.6
159.5
Holding 191, Erand Agricultural Holdings Ext 1, RSA - 7.6 7.0

MSC, Vodacom Hatfield, iParioli, RSA
- -
0.5
Erf 911, Hawthorne Road, Framesby, Port Elizabeth, RSA
- -
8.8
Erf 498, Hurlingham Ext 5 Township, RSA
- -
2.1
Holding 179, Erand Agricultural Holdings Ext 1, RSA
- -
7.7
Portion 1 of Plot 37, Estoire Settlement, Bloemfontein, Free State
(MSC), RSA
- -
4.6
Portion 787 of the farm Randjesfontein No.405, Midrand, RSA
6.2
Portion 8 of erf 18, Atholl Township, RSA
- -
9.2
Portion 807 of the farm Randjesfontein No. 405, Midrand, RSA
- -
5.1
Portion 827 and 828 of the farm Randjesfontein No. 405,
Midrand, RSA
- -
12.3
Balance carried forward
82.6 179.7
410.3

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8.
PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

2005
Net book
value
Rm
2006
Net book
value
Rm
2007
Net book
value
Rm
Balance brought forward
82.6 179.7
410.3
Leasehold land and buildings
Portion 827, 828, 847 and 859 of the farm Randjesfontein No.
405, Midrand, RSA
262.4
256.8
251.1
Portion 769 of the farm Randjesfontein No. 405, RSA 156.8 154.3 151.6
Stand 34083, Bellville, City of Tygerberg, RSA 104.7 103.3 101.7
Erf 5259 and 5260, Montague Gardens, RSA 93.3 91.8 90.2
Portion 748 of the farm Randjesfontein No. 405, Midrand, RSA 85.5 83.9 82.2
Portion 791 of the farm Randjesfontein No. 405, Midrand, RSA 49.7 45.9 41.9
Erf 33153, Belville, Cape Town, RSA 10.1 9.9 9.7
43 Kwale Road, Dar es Salaam, Tanzania * 3.7 3.3 3.8
766.2 749.2
732.2
Total freehold and leasehold land and buildings
848.8 928.9
1,142.5
Debt is collateralised over leasehold land and buildings and the fair value of the lease liability is R786.3 million
(2006: R911.5 million; 2005: R956.8 million). A register with details of the cost price and date of acquisition of all land and buildings is available for inspection at the registered office.
Land and buildings in which the Group occupies more than 25% of the floor space or when the primary purpose is the service and connection of Vodacom customers are classified as property, plant and equipment.
The estimated useful lives of depreciable property, plant and equipment are as follows:
General purpose buildings 50 years
Special purpose buildings 15 years
Infrastructure
- Radio 1 - 10 years
- Intelligent Networks 5 - 8 years
- Switching 5 - 10 years
- Transmission 8 years
- Billing 5 - 6 years
- Value added services equipment 3 - 8 years
Community services 2 - 10 years
Information services 3 - 5 years
SIM centre 3 - 8 years
Office automation 3 - 5 years
Other assets
- Motor vehicles 4 years
- Furniture and fittings 4 - 5 years
- Office equipment 4 years
* The land and building is held under a 99 year lease.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

8.
PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
The Group is required to measure the residual value of an item of property, plant and equipment. Management has determined that radio, intelligent networks, transmission, switching, information services, billing and administration, value added services, sim centres and community services categories of property, plant and equipment have no active market and the value of the asset at the end of its life would therefore be nil or insignificant.
The above categories are not exhaustive and will depend on the existence of an active market for the asset. The Group ensures that proper documentation exists to support the non-existence of an active market. For assets with an active market, confirmation of residual values is received from third parties.
During the current financial year the Group reviewed the estimated useful lives and residual values of property, plant and equipment. The review resulted in a reduction of R 14.7 million in the current year’s depreciation charge.
9.     INTANGIBLE ASSETS

2005
Cost

Rm
Accumulated
amortisation
and
impairment
Rm
Net book
value

Rm
Goodwill 932.1 (518.6)
413.5
Licences 338.0 (211.4)
126.6
Trademarks and patents 209.7 (78.8)
130.9
Customer bases 863.2 (593.4)
269.8
Computer software 2,123.3 (1,419.8)
703.5
4,466.3 (2,822.0)
1,644.3

2006
Cost

Rm
Accumulated
amortisation
and
impairment
Rm
Net book
value

Rm
Goodwill 1,002.0 (518.1) 483.9
Licences 306.3 (186.6) 119.7
Trademarks and patents 390.4 (132.5) 257.9
Customer bases 863.2 (700.3) 162.9
Computer software 2,375.6 (1,445.1) 930.5
4,937.5 (2,982.6)
1,954.9

2007
Cost

Rm
Accumulated
amortisation
and
impairment
Rm
Net book
value

Rm
Goodwill 1,455.8 (524.6) 931.2
Licences 439.0 (229.2) 209.8
Trademarks and patents 390.4 (169.8) 220.6
Customer bases 919.3 (760.3) 159.0
Computer software 2,827.5 (1,647.8) 1,179.7
6,032.0 (3,331.7)
2,700.3

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

9.      INTANGIBLE ASSETS (CONTINUED)

Reconciliation
2005
Goodwill
Rm
Licences
Rm
Trademarks &
patents
Rm
Customer
bases
Rm
Computer
software
Rm
Total
Rm
Opening balance 344.3 181.6 173.5 303.3
-
-
1,002.7
Acquired from the
minorities of Vodacom
Congo (RDC) s.p.r.l.
51.3 50.6 - - -
101.9
Additions - - - - 205.4 205.4
Foreign currency
translation
(0.8) 9.0 - -
-
-
8.2
Amortisation - (17.1) (42.6) (172.4) (197.5) (429.6)
Business combinations 18.7 - - 138.9 - 157.6
Impairment of assets
(Note 3)
- (97.5) - - -
(97.5)
Transfer from property,
plant and equipment
(Note 8)
- - - - 695.6
695.6
Closing balance 413.5 126.6 130.9 269.8 703.5 1,644.3

Reconciliation
2006
Goodwill
Rm
Licences
Rm
Trademarks &
patents
Rm
Customer
bases
Rm
Computer
software
Rm
Total
Rm
Opening balance 413.5 126.6 130.9 269.8 703.5 1,644.3
Contingent purchase
consideration
36.2 - - - -
36.2
Additions - 3.3 - - 438.8 442.1
Disposals - - - - (1.6) (1.6)
Foreign currency
translation
(1.4) (1.7) - - (4.0)
(7.1)
Amortisation - (8.5) (52.3) (106.9) (176.5) (344.2)
Business combinations 35.6 - 179.3 -
-
214.9
Impairment of assets
(Note 3)
(0.1)
(0.1)
Transfer to property,
plant and equipment
(Note 8)
- - - - (29.6)
(29.6)
Closing balance 483.9 119.7 257.9 162.9 930.5 1,954.9

Reconciliation
2007
Goodwill
Rm
Licences
Rm
Trademarks &
patents
Rm
Customer
bases
Rm
Computer
software
Rm
Total
Rm
Opening balance 483.9 119.7 257.9 162.9 930.5 1,954.9
Additions 372.2 93.9 -
-
611.2 1,077.3
Disposals - - - - (0.2) (0.2)
Foreign currency
translation
19.0 16.6 - (0.4) 13.0
48.2
Amortisation - (20.4) (37.3) (60.0) (341.7) (459.4)
Business combinations 56.3 - - 56.5 -
112.8
Impairment of assets
(Note 3)
(0.2) - - - (0.1)
(0.3)
Transfers from
Property, plant and
equipment (Note 8)
- - - - (33.0)
(33.0)
Closing balance 931.2 209.8 220.6 159.0 1,179.7 2,700.3

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

9.    INTANGIBLE ASSETS (CONTINUED)
The estimated useful lives of intangible assets are currently as follows:
- Mobile licences 5 – 30 years
- Contract and prepaid mobile customers 36 – 96 months
- Trademarks and patents 10 – 15 years
- Computer software 2 - 8 years
- Internet service provider subscribers 3 years
The company uses the following indicators to determine useful lives:
- Expected usage of the asset
- Expected physical wear and tear
- Technical or commercial obsolescence
The largest components of individual material intangibles relates to licences and trademarks and patents of the Group that have estimated remaining useful lives of between 12 to 17 years and 9 years to 11 years respectively as at
March 31, 2007. The licence and other intangible assets of Vodacom Tanzania Limited are pledged as security for the project finance funding obtained (Note 18).
10.   FINANCIAL ASSETS
2005
Short-term
portion
Rm
2005
Long-term
portion
Rm
2005
Total
Rm
2006
Short-term
portion
Rm
2006
Long-term
portion
Rm
2006
Total
Rm
Loans and receivables (Note 10.1)
- 93.3 93.3 - 92.1 92.1
Investments at fair value through
profit and loss (Note 10.2)
101.1 - 101.1 111.7 - 111.7
Available-for-sale investments
(Note 10.3)
16.8 - 16.8 - - -
Derivative financial assets
(Note 10.4)
69.2 - 69.2 37.6 - 37.6
187.1
93.3
280.4 149.3 92.1 241.4
2007
Short-term
portion
Rm
2007
Long-term
portion
Rm
2007
Total
Rm
Loans and receivables (Note 10.1) 16.2 114.4 130.6
Investments at fair value through
profit and loss (Note 10.2)
135.7 - 135.7
Available-for-sale investments
(Note 10.3)
- 80.8 80.8
Derivative financial assets
(Note 10.4)
55.6 - 55.6
Other investments (Note 10.5) - 14.3 14.3
207.5 209.5 417.0

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

10.     FINANCIAL ASSETS (CONTINUED)
10.1  Loans and receivables
2005
Rm
2006
Rm
2007
Rm

Planetel Communications Limited
42.7
42.1
49.6
The loan with a nominal value of US$6.8 million issued
during the 2003 year bears interest at LIBOR plus 5%.
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
Caspian Construction Company Limited 50.6 50.0 58.8
The loan with a nominal value of US$8.1 million issued
during the 2003 year bears interest at LIBOR plus 5%.
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
Sekha-Metsi Investment Consortium Limited - - 16.2
The loan was advanced to Sekha-Metsi Investment
Consortium Limited and bears interest at South African
overdraft interest rates plus a margin of 2%. Interest is
payable monthly in arrears. The loan is repayable on
demand when Sekha-Metsi Investment Consortium Limited
is able to obtain a loan externally. Sekha-Metsi Investment
Consortium Limited have pledged their shares in Sekha-
Metsi Enterprises (Proprietary) Limited as security for the
loan.
Number Portability Company (Proprietary) Limited - - 6.0
The shareholder loan made to Number Portability Company
(Proprietary) Limited (“NPC”) for an amount of R6.0 million
at March 2007, is subordinated and ranks behind the claims
of all creditors of NPC for repayment until such time as the assets of NPC fairly valued exceed its liabilities and in such case, the loan shall cease to be subordinated to the extent
that the assets of NPC exceed its liabilities from time to
time. The shareholder loan bears interest at the maximum
rate of the prevailing South African prime rate of 10.5% or a lesser rate determined by a resolution past by majority vote of the board at a duly constituted meeting of such board.
93.3 92.1 130.6
Less: Short-term portion of loans and receivables
Sekha-Metsi Investment Consortium Limited - - (16.2)
Long-term portion of loans and receivables 93.3 92.1 114.4

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

10.    FINANCIAL ASSETS (CONTINUED)
10.2  Investments at fair value through profit and loss
10.2.1  Investments held for trading

2005
Maturity
period
Interest rate
Market value
Rm
0 – 12 months
7.3% - 8.5% 101.1
Details of the maturity periods and interest rates of
the money market investments at year end are as
follows:
Less: Short-term portion of investments held for
trading
(101.1)
Long-term portion of investments held for trading
-

2006
Maturity
period
Interest rate
Market value
Rm
0 – 12 months
5.6% - 7.3% 111.7
Details of the maturity periods and interest rates of
the money market investments at year end are as
follows:
Less: Short-term portion of investments held for
trading
(111.7)
Long-term portion of investments held for trading
-

2007
Maturity
period
Interest rate
Market value
Rm
0 – 12 months
6.5% - 9.4% 135.7
Details of the maturity periods and interest rates of
the money market investments at year end are as
follows:
Less: Short-term portion of investments held for
trading
(135.7)
Long-term portion of investments held for trading
-
10.3 Available-for-sale investments
2005
Rm
2006
Rm
2007
Rm
Listed investment – SAGE shares
16.8 - -
9,090,909 ordinary shares of R0.01 each
Unlisted Investment – WBS Holdings (Proprietary) Limited
- - 80.8
2,500 ordinary shares of R0.01 each
16.8 - 80.8
Less: Short-term portion of available-for-sale
Listed investment – SAGE shares
(16.8) - -
Long-term portion of available-for-sale - - 80.8
Directors’ valuation of unlisted investments are not materially different from the carrying amount of the investments.
10.4 Derivative financial assets
2005
Rm
2006
Rm
2007
Rm
Interest rate swap asset (Note 39) 44.2 37.6 27.7
Foreign currency derivative asset (Note 39) 25.0 - 27.9
69.2 37.6 55.6

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

10.   FINANCIAL ASSETS (CONTINUED)
10.5  Other investments
2005
Rm
2006
Rm
2007
Rm
Other investments
- - 14.3
The Group purchased a 10% equity stake in G-Mobile
Holdings Limited and a 25.93% equity stake in Gogga
Tracking Solutions (Proprietary) Limited. The investee
companies also granted the Group an option to increase the
investments (Note 39).
Long-term portion of other investments - - 14.3
Other investments are carried at cost and reflect the directors’ valuations of these investments.
10.6  Maturity of financial assets
2008
Rm
2009
Rm
2010
Rm
2011
Rm
2012
Rm
2013
onwards
Rm
Total
Rm
Loans and receivables 16.2 108.4 - - - 6.0 130.6
Investments at fair value
through profit and loss
135.7 - - - - - 135.7
Derivative financial assets 55.6 - - - - - 55.6
Available-for-sale
investments
- - - - - 80.8 80.8
Other investments - - - - - 14.3 14.3
207.5 108.4 - - - 101.1
417.0
The fair value of the Group’s investments is estimated at R417.0 million (2006: R241.4 million; 2005: R280.4 million).

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

11.   DEFERRED TAXATION
2005
Rm
2006
Rm
2007
Rm
Deferred taxation assets 308.1 297.6
386.1
Deferred taxation liabilities (472.1) (602.3)
(757.3)
(164.0) (304.7)
(371.2)
11.1  Components
Capital allowances (1,086.6) (1,243.6)
(1,626.2)
Foreign equity revaluation reserves 11.9 12.6
4.5
Remeasurement of shareholder loans liabilities (21.7) (19.5)
(16.8)
Remeasurement of shareholder loans assets 36.4 32.5 29.5
Taxation losses 278.8 223.1
232.5
Provisions and deferred income 634.1 797.2 1,006.0
Prepayments and other allowances (24.2) 10.8
(84.9)
Customer bases (77.0) (46.7) (53.4)
Trademarks and patents (33.4) (56.4)
(47.9)
Fair value adjustment of properties (2.2)
(2.0)                         (2.0)
Foreign exchange 89.0 (22.9)
180.9
Secondary taxation on companies credits 3.8 3.8 -
Other 27.1 6.4
6.6
(164.0) (304.7) (371.2)
11.2  Reconciliation
Balance at the beginning of the year (132.3) (164.0) (304.7)
Deferred taxation – Income statement expense (Note 7) (87.9) (115.8) (50.3)
Foreign equity revaluation reserve (0.1) 0.7 (8.1)
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l. 96.3 - -
Business combinations
Acquisition of customer base (41.7) - (17.5)
Acquisition of trademark and patents - (35.8) -
Acquisition of subsidiary 1.7 - -
Foreign exchange differences on consolidation of foreign
subsidiaries
- 10.2 9.3
Other - - 0.1
Balance at the end of the year (164.0) (304.7) (371.2)
Provision for taxation, which could arise if undistributed retained profit of certain subsidiaries is remitted, is only made where a decision has been taken to remit such retained profits. The Group did not provide for Secondary Taxation on
Companies (“STC”) on its undistributed earnings which is payable when it declares dividends to its shareholders, as the taxation will only be payable once the dividends are declared.
Deferred tax is not raised at a rate other than the normal taxation rate as the intention of the Group is to hold assets for use and not for resale.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

11.    DEFERRED TAXATION (CONTINUED)
11.3  Utilisation of taxation losses
2005
Rm
2006
Rm
2007
Rm
Opening taxation loss 1,187.1 1,194.8 1,538.7
Foreign exchange movement on opening taxation loss (8.1) (142.3) 104.5
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l. 158.0 -
-
Prior year (under)/over statement 72.9 24.3 (129.7)
Current year taxation loss (utilised)/created (215.1) 461.9
(300.8)

Closing taxation loss 1,194.8 1,538.7 1,212.7
Utilised to reduce net deferred taxation liability (839.6) (662.3) (78.4)
Deferred taxation at 40% (268.7) (244.1) -
Deferred taxation at 32% - - (78.4)
Deferred taxation at 30% (570.9) (418.2) -
Taxation losses available to reduce deferred taxation 355.2 876.4 1,134.3
There are estimated unused taxation losses to the value of R1,134.3 million (2006: R876.4 million; 2005: R355.2 million)
available to reduce the net deferred taxation liability. The effect of this would be a R363.0 million (2006: R279.4 million; 2005:
R109.3 million) reduction in the net deferred taxation liability for the year to R8.2 million (2006: R25.3 million; 2005: R54.7 million).
The growth of the Group following its geographical expansion into other African countries over the past few years has made the estimation and judgement required in recognising and measuring deferred taxation balances more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependant on the efficiency of the legal processes in the relevant taxation jurisdictions in which the Group operates. Issues can, and therefore often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and current taxation payments.
12.  INVENTORY
2005
Rm
2006
Rm
2007
Rm
Merchandise 438.4 397.5 287.3
Other inventory 41.1 56.8 77.0
479.5 454.3 364.3
Inventory carried at net realisable value 289.8 215.1 163.1
12.1  Inventory valuation allowance included above
Balance at the beginning of the year (78.9) (62.8) (78.0)
Foreign exchange movement on opening balance - 0.7 (1.3)
(Charged to)/Reversed from costs and expenses 17.5 (15.9) (18.3)
Business combinations (1.4) - -
Balance at the end of the year
(62.8) (78.0) (97.6)
The cost of inventories recognised as an expense during the period is reflected as equipment costs (Note 2).
The cost of inventories recognised as an expense includes R35.7 million (2006: R6.9 million; 2005: Rnil) in respect of write downs of inventory to net realisable value, and has been reduced by R18.6 million (2006: R2.3 million; 2005: Rnil)
in respect of the reversal of such write downs. Previous write downs have been reversed as a result of increased sale prices in certain markets.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

13.  TRADE AND OTHER RECEIVABLES
2005
Rm
2006
Rm
2007
Rm
Trade receivables 3,316.5 4,097.2 5,211.5
Prepayments 185.3 205.2 192.3
Value added taxation 69.0 88.1 147.7
Interest income receivable 35.7 41.5 51.3
Lease assets
-
13.1 32.9
Other 14.9 42.0 72.2
3,621.4 4,487.1 5,707.9
13.1  Doubtful receivable allowance included above
Balance at the beginning of the year
(75.6) (94.0) (85.1)
Foreign exchange movement on opening balance (0.2) 2.9 (6.1)
Reversed from/(Charged to) costs and expenses (11.3) 6.0 15.8
Business combinations (6.9) - -
Balance at the end of the year
(94.0) (85.1) (75.4)
13.2  Finance leases

Within one year
Rm
Between two
and five years
Rm
After five years
Rm
Total
Rm
Staff benefits 6.0 6.2 - 12.2
Computers 26.9 37.5 - 64.4
Present value of minimum lease payments
32.9 43.7 -
76.6
The Group provides motor vehicles to certain of its executives. These executives may retain these assets at the end of the lease period, normally between three and four years. In terms of IAS 17: Leases (“IAS 17”), these arrangements are regarded as finance leases and the cost of the assets are capitalised as finance lease receivables and amortised on a straight line basis over the period of the use agreement to employee cost. The implicit interest rate is zero.
The Group provides laptop or desktop computers to customers who enter into certain contract agreements. The customers retain these computers at the end of the contract period. In terms of IAS 17, these arrangements are regarded as finance leases and accounted for, using the effective interest rate method. The interest rate inherent in these leases is currently between zero and 0.08% per annum.
The long-term portion of R43.7 million is reflected as part of lease assets on the consolidated balance sheet.
14.  ORDINARY SHARE CAPITAL
2005
R
2006
R
2007
R
Authorised
100,000 ordinary shares of R0.01 each 1,000 1,000 1,000
Issued
10,000 ordinary shares of R0.01 each 100 100 100
The unissued share capital is not under the control of the Board of Directors.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

15.  NON-DISTRIBUTABLE RESERVES
2005
Rm
2006
Rm
2007
Rm
Foreign currency translation reserve (Note 15.1)
(323.7) (225.5) (123.0)
Taxation on foreign currency translation reserve (Note 15.1)
12.3 18.0 9.9
Contingency reserve (Note 15.2)
11.3 13.5 15.7
Revaluation of available-for-sale investments (Note 15.3)
0.2 - -
(299.9) (194.0) (97.4)
Reconciliation
Balance at the beginning of the year
(324.9) (299.9) (194.0)
Foreign currency translation reserve
23.8 103.9 94.4
Acquisition of Vodacom Congo (RDC) s.p.r.l. (Note 30)
82.1 - -
Foreign currency translation for the year
(58.6) 98.2 102.5
Taxation for the year
0.3 5.7 (8.1)
Other non-distributable reserves
Transferred from distributable reserves – contingency reserve
1.0 2.2 2.2
Revaluation of available-for-sale investments
0.2 (0.2) -
Balance at the end of the year
(299.9) (194.0) (97.4)
15.1  Foreign currency translation reserve and taxation
The financial results of foreign operations are translated into South African Rands for incorporation into the consolidated results. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash flow items are translated at the actual foreign exchange rate or average foreign exchange rates for the period. All resulting unrealised foreign exchange differences are classified as equity.
This reserve also includes gains and losses on the translation of equity loans to foreign entities that are intended to be permanent.
Deferred taxation and normal taxation on the foreign currency translation reserve relates only to the translation of equity loans advanced to foreign subsidiaries.
15.2  Contingency reserve
In terms of the Short-term Insurance Act of 1998 the Group’s cell captive partner, Nova Risk Partners Limited is required to recognise a contingency reserve equal to 10% of premiums written less approved reinsurance (as defined in the Act).
This reserve can be utilised only with the prior permission of the Registrar of Short-term Insurance.
15.3  Revaluation of available-for-sale investments
Gains and losses from changes in the fair value of available-for-sale investments are recognised directly in equity until the financial asset is disposed of (Note 10).

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

16.    MINORITY INTERESTS
2005
Rm
2006
Rm
2007
Rm
Distributable reserves 187.8 358.1 268.5
Non-distributable reserves (59.1) (74.8) (47.3)
128.7 283.3 221.2
Reconciliation
Balance at the beginning of the year 93.0 128.7 283.3
Profit allocated to minority interest 30.8 116.7 217.6
Foreign currency translation reserve (1.5) (15.6) 27.5
Revaluation of available-for-sale investments
0.1 (0.1) -
Business combinations and other acquisitions
10.1 46.5 (136.4)
Minority shares of VM, S.A.R.L.
- 8.0 -
Dividend to minority shareholders (3.8) (0.9) (170.8)
Balance at the end of the year 128.7 283.3 221.2
17.   ANALYSIS OF RECOGNISED INCOME AND EXPENSES – RESTATED
(Loss)/Gain on revaluation of available-for-sale
investment
0.3 (0.3)
-
Foreign currency translation reserve (59.8) 88.3 121.9

NET PROFIT/(LOSS) RECOGNISED DIRECTLY IN
EQUITY
(59.5) 88.0 121.9
Net profit for the year
3,888.2 5,142.8 6,560.0
TOTAL RECOGNISED INCOME AND EXPENSE
FOR THE YEAR
3,828.7 5,230.8 6,681.9
ATTRIBUTABLE TO:
Equity shareholders
3,799.3 5,129.8 6,436.8
Minority interests
29.4 101.0 245.1
18.   INTEREST-BEARING DEBT
2005
Short-term
portion
Rm
2005
Long-term
portion
Rm
2005
Total
Rm
2006
Short-term
portion
Rm
2006
Long-term
portion
Rm
2006
Total
Rm
Finance leases (Note 18.1) 50.5 807.2 857.7 79.2 728.3 807.5
Funding loans (Note 18.2) 323.7 1,406.3 1,730.0 1,527.3 90.9 1,618.2
Other short-term loans
(Note 18.3)
7.4
-
7.4
39.0
-
39.0
381.6 2,213.5 2,595.1 1,645.5 819.2 2,464.7
2007
Short-term
portion
Rm
2007
Long-term
portion
Rm
2007
Total
Rm
Finance leases (Note 18.1) 113.6 615.0 728.6
Funding loans (Note 18.2) 365.5 1,436.4 1,801.9
Other short-term loans (Note 18.3) 21.9 - 21.9
501.0 2,051.4 2,552.4

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

18.    INTEREST-BEARING DEBT (CONTINUED)
18.1  Finance leases
2005
Rm
2006
Rm
2007
Rm
Vodacom (Proprietary) Limited 574.9 537.7 479.7
The finance leases are collateralised by various land and buildings with a book value of R477.3 million (2006: R489.1 million; 2005:
R500.1 million), bearing interest at fixed effective interest rates of between 12.1% and 16.9% per annum and are repayable between
1 and 6 years. The residual payment on settlement date is R144.4 million.
Vodacom Service Provider Company (Proprietary) Limited
282.8 269.8 248.9
The finance lease is collateralised by land and buildings with a book value of R251.1 million (2006: R256.8 million; 2005: R262.4 million), and bearing interest at a fixed effective interest rate of
14.8% per annum. Payments are made every six months in arrears and commenced on March 1, 2002. The finance lease expires on
September 1, 2011.
857.7 807.5 728.6
Less: Short-term portion of finance leases
Vodacom (Proprietary) Limited
(37.6) (58.3) (83.0)
Vodacom Service Provider Company (Proprietary) Limited
(12.9) (20.9) (30.6)
Short-term portion of finance leases (50.5) (79.2) (113.6)
Long-term portion of finance leases 807.2 728.3 615.0
The fair value of the Group’s finance lease liability is R786.3 million (2006: R911.5 million; 2005: R956.8 million).

Repayment of finance leases:
2008
Rm
2009
Rm
2010
Rm
2011
Rm
2012
Rm
2013
onwards
Rm
Total
Rm
Future minimum
lease payments *
211.7 271.2 153.6 200.6 98.7 82.1 1,017.9
Finance costs
(98.1) (76.9) (55.1) (39.0) (15.2) (5.0) (289.3)
Net present value 113.6 194.3 98.5 161.6 83.5 77.1
728.6
* Future minimum lease payments include residual payments at the end of the lease term.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

18.    INTEREST-BEARING DEBT (CONTINUED)
18.2   Funding Loans
2005
Rm
2006
Rm
2007
Rm
Planetel Communications Limited 38.5 41.6 53.5
The shareholder loan of US$8.4 million (2006: US$8.4 million;
2005: US$8.4 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited,
bears no interest from April 1, 2002 and is thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest
bearing and was re-measured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 10) during the 2003
financial year. The gain on re-measurement was included in
equity.
Caspian Construction Company Limited 45.7 49.3 63.6
The shareholder loan of US$10.0 million (2006: US$10.0
million; 2005: US$10.0 million) is subordinated for the duration of the project finance funding period of Vodacom Tanzania
Limited, bears no interest from April 1, 2002 and is thereafter available for repayment, by approval of at least 60% of the
shareholders of Vodacom Tanzania Limited. This loan became
non-interest bearing and was re-measured at amortised cost
at an effective interest rate of LIBOR plus 5% (Note 10) during the 2003 financial year. The gain on re-measurement was
included in equity.
Project finance funding to Vodacom Tanzania Limited
285.1 184.0 94.9
The drawn down portions of the project finance funding from
external parties include the following:
(a)
Netherlands Development Finance Company of
US$3.8 million (2006: US$7.6 million; 2005:
US$10.1 million);
(b)     Deutsche Investitions- und Entwicklungsgesellschaft
mbH of €3.9 million (2006: €7.8 million; 2005: €10.4
million);
(c)    Standard Corporate and Merchant Bank of
US$4.0 million (2006: US$8.0 million; 2005:
US$12.0 million);
(d)     Barclays Bank (Local Syndicate Tanzania) TSH nil
(2006: TSH5,703.8 million; 2005: TSH10,968.8 million).
The funding is collateralised by a charge over 51% of the
shares, the licence and Vodacom Tanzania Limited’s tangible
and intangible assets. The loans bear interest based upon the foreign currency denomination of the project financing
between 6.0% and 14.4% per annum and will be fully repaid
by March 2008.
Balance carried forward
369.3 274.9 212.0

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

18.    INTEREST-BEARING DEBT (CONTINUED)
18.2  Funding loans (continued)
2005
2006
2007
Balance brought forward 369.3 274.9 212.0
Term loan to Vodacom International Limited 1,128.8 1,114.4 1,311.9
The loan provided by Standard Bank Plc and RMB
International (Dublin) Limited that amounts to US$180.0 million
(2006: US$180.0 million; 2005: US$180.0 million) is
collateralised by guarantees provided by the Group. The loan, originally repayable on July 19, 2006, was refinanced during the current period. The loan is now repayable on July 26, 2009 and bears interest at an effective interest rate of LIBOR plus
0.35%.
Preference shares issued by Vodacom Congo (RDC) s.p.r.l. 231.9 228.9 269.5
The preference shares of US$37.0 million (2006: US$37.0
million; 2005: US$37.0 million) bear interest at a rate of 4% per annum. The preference shares are redeemable, but only after
the first three years from date of inception and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.
Sekha-Metsi Investment Consortium Limited
The shareholder loan bears no interest and is repayable in 10 equal 6 monthly instalments commencing on September 30,
2006. Effective April 1, 2007 the repayment terms changed to
4 equal 6 monthly instalments. The loan was remeasured at
amortised cost at a fixed effective interest rate of 13.7% during the current financial period. The gain on re-measurement is
included in equity.
- - 2.5
Number Portability Company (Proprietary) Limited
The Group’s share of the shareholders loan provided,
amounted to R6.0 million at March 31, 2007. The shareholder
loan is subordinated and bears interest at the maximum rate of the prevailing South African prime rate of 10.5%, or a lesser rate determined by the board of Number Portability Company
(Proprietary) Limited.
- - 6.0
1,730.0 1,618.2 1,801.9
Less: Short-term portion of funding loans
Project finance funding to Vodacom Tanzania Limited (91.8) (184.0) (94.9)
Term loan to Vodacom International Limited - (1,114.4) -
Preference shares issued by Vodacom Congo (RDC) s.p.r.l. (231.9) (228.9) (269.5)
Sekha-Metsi Investment Consortium Limited - - (1.1)
Short-term portion of funding loans (323.7) (1,527.3) (365.5)
Long-term portion of funding loans 1,406.3 90.9 1,436.4
The carrying value of the Group’s funding loan liability approximates its fair value.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

18.   INTEREST-BEARING DEBT (CONTINUED)
18.3   Other short-term loans
2005
Rm
2006
Rm
2007
Rm
Vodacom Congo (RDC) s.p.r.l.
6.3 37.1 21.9
The short-term facilities amount to US$3.0 million
(2006: US$6.0 million; 2005: US$1.0 million). US$1.0 million of these facilities bears interest at 18% per annum with no fixed repayment terms. US$2.0 million of these facilities is
repayable on June 30, 2007 and bears interest at LIBOR plus
6% per annum.
Other 1.1 1.9 -
7.4 39.0 21.9
The fair value of the Group’s short-term loans is R21.9 million (2006: R39.0 million; 2005: R7.4 million).
18.4  Repayment of interest bearing debt
2008
Rm
2009
Rm
2010
Rm
2011
Rm
2012
Rm
2013
onwards
Rm
Total
Rm
Finance leases
Vodacom
(Proprietary) Limited
83.0 151.6 41.4 86.9 39.7 77.1 479.7
Vodacom Service
Provider Company
(Proprietary) Limited
30.6 42.7 57.1 74.7 43.8 - 248.9
Funding loans
Planetel
Communications
Limited
- 53.5 - - - - 53.5
Caspian Construction
Company Limited
- 63.6 - - - - 63.6
Project finance
funding to Vodacom
Tanzania Limited
94.9 - - - - - 94.9
Term loan to
Vodacom
International Limited
-
- 1,311.9 - - - 1,311.9
Preference shares
issued by Vodacom
Congo (RDC) s.p.r.l.
269.5 - - - - - 269.5
Sekha-Metsi
Investment
Consortium Limited
1.1 1.4 - - - 2.5
Mobile Number
Portability Company
(Proprietary) Limited
- - - - - 6.0 6.0
Other short-term
loans
21.9 - - - - 21.9
501.0 312.8 1,410.4 161.6 83.5 83.1
2,552.4

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

19.   NON-INTEREST BEARING DEBT
2005
Rm
2006
Rm
2007
Rm
Sekha-Metsi Investment Consortium Limited 4.3 4.3 -
The minority shareholder’s loan was previously uncollateralised and no repayment terms were determined. During the 2007
financial year the loan became repayable (Note 18).
Minority shareholders of Smartcom (Proprietary) Limited
- - 3.0
The minority shareholder’s loan amounting to R3.0 million is unsecured, bears no interest and no repayment terms have
been arranged.
4.3 4.3 3.0
Less: Short-term portion of non-interest bearing debt
Sekha-Metsi Investment Consortium Limited
(4.3) (4.3) -
Long-term portion of non-interest bearing debt - - 3.0

The fair value of the Group’s non-interest bearing debt approximates its fair value.
20.    PROVISIONS
2005
Rm
2006
Rm
2007
Rm
Deferred bonus incentive provision (Note 20.1) 423.9
452.4                         500.7
Bonus provision (Note 20.2) 203.1
279.8                         330.6
Leave pay provision (Note 20.3) 58.3
70.8                           90.9
Warranty provision (Note 20.4) 28.2 32.8 -
Long-term incentive provision (Note 20.5) - 122.1 161.2
Other (Note 20.6) 65.9 37.4 35.9
779.4 995.3 1,119.3
Timing of Provisions
Within one year 595.0 623.0 741.8
After one year 184.4 372.3 377.5
779.4 995.3 1,119.3

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

20.    PROVISIONS (CONTINUED)

Reconciliation
2005
Deferred
bonus
incentive
provision
Rm
Bonus
provision

Rm
Leave pay
provision

Rm
Warranty
provision

Rm
Long-term
incentive
provision
Rm
Other

Rm
Balance at the beginning of the
year
359.5
149.1 53.9 34.3 -
55.3
Provision created 207.1 240.0 15.7 11.3 - 65.5
Provision utilised (142.7) (186.0) (11.3) (17.4) - (54.9)
Balance at the end of the year 423.9 203.1 58.3 28.2 - 65.9

Reconciliation
2006
Deferred
bonus
incentive
provision
Rm
Bonus
provision

Rm
Leave pay
provision

Rm
Warranty
provision

Rm
Long-term
incentive
provision
Rm
Other

Rm
Balance at the beginning of the
year
423.9
203.1 58.3 28.2 -
65.9
Provision created 188.0 321.1 25.1 38.5 139.0 25.3
Provision utilised (159.5) (244.4) (12.6) (33.9) (16.9) (53.8)
Balance at the end of the year 452.4
279.8 70.8 32.8 122.1 37.4

Reconciliation
2007
Deferred
bonus
incentive
provision
Rm
Bonus
provision

Rm
Leave pay
provision

Rm
Warranty
provision

Rm
Long-term
incentive
provision
Rm
Other

Rm
Balance at the beginning of the
year
452.4
279.8
70.8
32.8
122.1
37.4
Provision created 191.6 380.2 24.7 - 39.1 29.2
Provision utilised (143.3) (329.4) (4.6) (32.8) - (30.7)
Balance at the end of the year 500.7 330.6 90.9 - 161.2 35.9

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

20.    PROVISIONS (CONTINUED)
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
The Group records provisions for legal contingencies when the contingency is probable of occurring and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.
20.1   Deferred bonus incentive provision
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
20.2   Bonus provision
The bonus provision consists of a performance bonus based on the achievement of the predetermined financial targets, payable to all levels of staff.
20.3   Leave pay provision
The leave pay provision relates to vested leave pay to which employees may become entitled upon leaving the employment of the Group. The provision arises as employees render a service that increases their entitlement to future compensated leave. The provision is utilised when employees who are entitled to leave pay, leave the employment of the Group or when the accrued leave due to an employee is utilised.
20.4   Warranty provision
The warranty provision covered manufacturing defects in the second year of warranty on handsets sold to customers.
The estimate was based on claims notified and past experience. The suppliers of the various handsets will assume responsibility for the second year warranty subsequent to March 31, 2007 and accordingly there is no remaining provision.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

20.    PROVISIONS (CONTINUED)
20.5   Long-term incentive provision
The long-term incentive provision represents the present value of the expected future cash outflows to eligible employees that qualify. The amount of the liability is based on an actuarial valuation. The provision is utilised when eligible employees receive the value of vested benefits.

2005
Rm
2006
Rm
2007
Rm
Net liability at beginning of year - -
122.1
Interest cost - 6.5
9.6
Current service cost - 9.1
17.6
Recognised actuarial losses - 123.4
13.3
Net cost - 139.0
162.6
Total benefit payments - (16.9)
(1.4)
Net liability at end of year - 122.1
161.2
Key assumptions:
General inflation rate (%)
- 4.7
5.1
Discount rate (%)
- 7.4
8.0
Salary inflation (%)
- 5.7
6.1
Valuation date
- March 31,
2006
March 31,
2007
20.6   Other
Other provisions for the Group include provisions for advertising support payments received from suppliers of handsets and various other smaller provisions. The advertising provision represents the advertising expenditure not yet incurred or claimed by the Group or external service providers.
21.    OTHER NON-CURRENT LIABILITIES

2005
Rm
2006
Rm
2007
Rm
Operating lease liability (Note 21.1)
122.4 122.5
150.4
Licence obligation (Note 21.2)
- -
90.7
122.4 122.5
241.1

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

21.   OTHER NON-CURRENT LIABILITIES (CONTINUED)
2005
Rm
2006
Rm
2007
Rm
21.1   Operating lease liability
122.4 122.5 150.4
The value of the Group’s operating lease liability is
R150.4 million (2006: R122.5 million; 2005: R122.4 million). The liability is due to the recognition of the operating lease expense on a straight line basis over the lease term (Note 34).
21.2   Licence obligation
- - 90.7
On December, 9 2004, ICASA amended the Vodacom South
Africa licence to allow for access to the 1800 Megahertz
frequency spectrum band and the 3G radio spectrum band.

The costs to the Group for the 1800 Megahertz frequency
spectrum band obligations is estimated at R68.8 million. The net present value, at a discount rate of 8%, over three years,
amounts to R59.1 million.
The cost to the Group for the 3G radio spectrum band
obligations is estimated at R36.8 million. The net present value, at a discount rate of 8%, over three years amounts to R31.6
million.
122.4 122.5 241.1
Less: Short-term portion of other non-current liabilities
Operating lease liability - - (0.3)
Licence obligation - - (30.2)
Short-term portion of other non-current liabilities* - - (30.5)
Long-term portion of other non-current liabilities 122.4 122.5 210.6

* The short-term portion of other non-current liabilities is included in the trade and other payables note (Note 22).
22.   TRADE AND OTHER PAYABLES

2005
Rm
2006
Rm
2007
Rm
Trade payables 3,466.8
3,315.4 4,021.3
Capital expenditure creditors
1,089.9 1,478.7 2,274.9
Value added taxation
91.6 100.3 121.9
Sundry accruals
75.4 89.4 110.8
Revenue charged in advance
67.2 64.2 34.2
Interest accrual 39.9 56.7 62.0
Put option liability #
- - 249.3
4,830.8 5,104.7 6,874.4
# The obligation to settle the Congolese Wireless Networks s.p.r.l. put option (Note 39) in cash gives rise to an obligation which represents a financial liability. The value of the liability amounted to Rnil million as at March 31, 2006 and 2005.
During the current financial year the liability was re-measured through the consolidated income statement.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

23.   CHANGES IN ACCOUNTING POLICIES
Reconciliation
2006
Balance as
previously
reported
Rm
Foreign
Exchange
Difference
Rm
Balance
as
restated
Rm
Income statement
Interest, dividends and other financial income (659.3)
47.6
(611.7)
Finance costs
1,318.2
(67.3)
1,250.9
Taxation 3,077.8 5.9 3,083.7
Net profit (profit after taxation)
(5,129.0)
(13.8)
(5,142.8)
Retained earnings (opening balance)
(8,057.2) (1.9) (8,059.1)
Balance sheet
Equity
Retained earnings
(8,567.3)
(15.7)
(8,583.0)
Non-distributable reserves
178.3
15.7
194.0
The Group changed some of its accounting policies as detailed below on adoption of the following standards:
º
IAS 21 (revised): The Effects of Changes in Foreign Exchange Rates (“IAS 21”)
º IFRS 8: Operating Segments (“IFRS 8”)
The table above reflects the effect on comparative figures of the adoption of the revised IAS 21, while Note 42 reflects the requirements of IFRS 8.
23.1 Foreign exchange differences
The Group adopted the revised IAS 21 in the current financial year. All foreign exchange gains and losses on a monetary investment in a foreign operation previously recognised in the consolidated income statement are now recognised in equity. The accounting treatment is no longer dependent on the currency of the monetary item or which entity within the
Group makes the loan to the foreign entity. The change in accounting policy affected the Group’s results but not cash flow information for the years ended March 31, 2006 and March 31, 2005.
23.2 Operating segments
The Group early adopted IFRS 8 in the current financial year. Operating segments are defined as components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision maker in the allocation of resources and in performance assessment. The operating segments currently reported under
IFRS 8 are comparable to the previously reported primary segments under IAS 14: Segment Reporting.
Reconciliation
2005
Balance as
previously
reported
Rm
Foreign
Exchange
Difference
Rm
Balance
as
restated
Rm
Income statement
Interest, dividends and other financial income (662.8) 39.9 (622.9)
Finance costs
641.7
(42.1)
599.6
Taxation
2,613.0
0.3
2,613.3
Net profit (profit after taxation)
(3,886.3)
(1.9)
(3,888.2)
Balance sheet
Equity
Retained earnings
(8,057.2)
(1.9)
(8,059.1)
Non-distributable reserves 298.0 1.9 299.9

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

24.   CASH GENERATED FROM OPERATIONS
2005
Rm
2006
Rm
2007
Rm
Profit from operations
6,478.2
8,865.7
10,859.8
Adjusted for:
Depreciation of property, plant and equipment and amortisation of intangible assets (Notes 8 and 9)
2,843.2
2,995.8
3,361.2
Net (profit)/loss on disposal of property, plant and equipment and intangible assets
(1.8)
26.8
(26.9)
Impairment of assets (Note 3)
268.4
(52.8)
22.9
Profit on sale of shares in a subsidiary
-
-
(17.4)
Other non-cash flow items
52.2
42.3
97.0
Cash flow from operations before working capital changes
9,640.2
11,877.8
14,296.6

Increase in trade and other receivables
(330.1)
(1,035.0)
(838.8)
Decrease/(Increase) in inventory
(161.1)
16.8
84.8
Increase in trade and other payables and provisions
863.0
230.7
323.5
Cash generated from operations
10,012.0
11,090.3
13,866.1

25.   FINANCE COSTS PAID
Finance costs per the income statement
(599.6)
(1,250.9)
(1,800.0)
Interest accrual at the beginning of the year
(14.2)
(39.9)
(56.7)
Interest accrual at the end of the year
39.9
56.7
62.0
Unrealised losses on foreign exchange contract revaluation
126.8
411.7
13.8
Unrealised losses on foreign liability and asset revaluation
169.4
350.3
122.6
Unrealised losses on interest rate swap valuation
11.3
10.8
12.8
Other non-cash flow items
7.2
14.9
37.4
Unrealised put option liability revaluation (Note 22)
-
-
249.3
(259.2)
(446.4)
(1,358.8)

26.    INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME RECEIVED
Interest, dividends and other financial income per the income statement
622.9
611.7
1,336.2
Interest income receivable at the beginning of the year
18.9
35.7
41.5
Interest income receivable at the end of the year
(35.7)
(41.5)
(51.3)
Guarantee fees accrual at the beginning of the year
13.1
-
-
Elimination on consolidation of Vodacom Congo (RDC) s.p.r.l.
(13.1)
-
-
-
Unrealised gain on foreign exchange contract revaluation
(120.5)
(117.1)
(34.4)
Unrealised gain on foreign liability and asset revaluation
(218.4)
(146.0)
(231.0)
Unrealised gain on interest rate swap revaluation
(20.4)
(4.2)
(2.9)
Other non-cash flow items
-
-
(23.0)
246.8
338.6
1,035.1

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

27.   TAXATION PAID
2005
Rm
2006
Rm
2007
Rm
Taxation per the income statement (2,613.3) (3,083.7) (3,836.0)
Taxation payable at the beginning of the year (852.0) (632.6) (630.2)
Taxation payable at the end of the year 632.6 630.2 1,112.7
Deferred taxation at the beginning of the year (132.3) (164.0) (304.7)
Deferred taxation at the end of the year 164.0 304.7 371.2
Business combination – deferred taxation (40.0) (35.8) (17.5)
Business combination – taxation payable - (15.2) -
Exchange difference on consolidation of foreign subsidiary - 10.4 9.3
Movement due to foreign equity revaluation reserve 0.3 5.7 (8.1)
Acquired from the minorities of Vodacom Congo (RDC) s.p.r.l. 96.3 - -
(2,744.4) (2,980.3)
(3,303.3)

28.   ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Additions to property, plant and equipment and intangible assets
(Note 8 and Note 9)
(3,493.8) (5,141.5) (7,214.4)
Increase in capital expenditure related creditors (Note 22)
240.4 353.1 796.2
Licence obligation (Note 21) - - 90.7
Less: Goodwill acquired through increase in shareholding of
existing subsidiaries
Smartphone SP (Proprietary) Limited (Note 29.2.1)
- - 313.2
Smartcom (Proprietary) Limited (Note 29.2.2) - - 8.2
Cointel V.A.S. (Proprietary) Limited (Note 29.2.3)
- - 90.9
Goodwill allocated to Smartphone SP (Proprietary) Limited’s
minority shareholders
- - (40.1)
(3,253.4) (4,788.4) (5,955.3)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29.   BUSINESS COMBINATIONS AND OTHER ACQUISITIONS

2005
Rm
2006
Rm
2007
Rm
Business combinations (Note 29.1) (289.8) (0.1) (101.2)
Other acquisitions (Note 29.2) - - (490.0)
(289.8) (0.1)
(591.2)
29.1   Business combinations
InterConnect s.p.r.l (Note 29.1.1) - - (21.2)
Africell Cellular Services (Proprietary) Limited (Note 29.1.2) - - (80.0)
Tiscali (Proprietary) Limited (Note 29.1.3) (40.1) 0.3 -
Cointel V.A.S. (Proprietary) Limited (Note 29.1.4) - (0.4) -
Smartphone SP (Proprietary) Limited and subsidiaries
(Note 29.1.5)
(233.8) - -
Smartcom (Proprietary) Limited (Note 29.1.6) (15.9) - -
(289.8) (0.1)
(101.2)
29.1.1   InterConnect s.p.r.l
Effective November 1, 2006 the Group acquired the internet
service provider business of InterConnect s.p.r.l. The fair values of the assets and liabilities acquired were preliminarily
determined as follows:
Fair value of net assets acquired - - (8.6)
Property, plant and equipment
- - 2.5
Intangible assets -
- 9.7
Inventory
- - 0.3
Deferred taxation liability
- - (3.9)
Goodwill - - (12.6)
Purchase price
-
-
(21.2)

The initial purchase price of R21.2 million (US$2.8 million) (excluding capitalised costs) was paid on November 1, 2006.
Revenue amounting to R8.2 million (US$1.2 million) and net profit of R2.8 million (US$0.4 million) are included in the
2007 year results. It is impracticable to disclose the impact of the consolidated revenue and consolidated net profit for the full year.
The goodwill related to the acquisition represents future synergies and are allocated to the Democratic Republic of
Congo cash-generating unit.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29.    BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
29.1  Business combinations (continued)
2005
Rm
2006
Rm
2007
Rm
29.1.2   Africell Cellular Services (Proprietary) Limited
Effective October 1, 2006 the Group acquired the cellular
business of Africell Cellular Services (Proprietary) Limited. The
fair value of the assets and liabilities acquired were preliminary determined as follows:
Fair value of net assets acquired
- - (36.3)
Property, plant and equipment - - 3.1
Intangible assets
- - 46.8
Deferred taxation liability (including taxation effect on
intangible assets)
- - (13.6)
Goodwill - - (43.7)
Purchase price - - (80.0)
The customer base was not previously recorded in the accounting records of Africell Cellular Services (Proprietary)
Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control the Group’s customers in South Africa. It is impracticable to disclose the revenue and profit of the business that is included in the current year’s results as the customer base was integrated into
Vodacom Service Provider Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For this reason stated it is also not practicable to determine the impact on revenue and profits of the
Group for a full year.

29.1.3   Tiscali (Proprietary) Limited
2005
Rm
2006
Rm
2007
Rm
Effective February 1, 2005 the Group acquired the cellular
business of Tiscali (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined as follows:
Fair value of net assets acquired (30.3) - -
Contract customer base 43.3 - -
Deferred taxation liability (13.0) - -
Goodwill (9.8) 0.3 -
Purchase price
(40.1) 0.3
-
The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control the Group’s customers in South Africa. It is impracticable to disclose the revenue and profit of the business that is included in the prior years results as the customer base was integrated into Vodacom Service Provider
Company (Proprietary) Limited. The profit and revenue related to these customers were not separately recorded. For the same reason stated above it would not be practicable to determine the impact on revenue and profits of the Group for a full year.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29.    BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
29.1   Business combinations (continued)
2005
Rm
2006
Rm
2007
Rm
29.1.4   Cointel V.A.S. (Proprietary) Limited
On August 1, 2005, the Group acquired a 51% interest in the
equity of Cointel V.A.S. (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group as follows:
Fair value of net assets acquired
- (94.9) -
Property, plant and equipment
- 1.7 -
Intangible assets
- 179.3 -
Trade and other receivables
- 7.4 -
Cash and cash equivalents
- 83.9 -
Deferred taxation liability (including taxation effect on
intangible assets)
- (35.8) -
Trade and other payables
- (114.2) -
Taxation payable
- (15.2) -
Provisions
- (1.2) -
Dividends payable
- (11.0) -
Minority interest
- 46.5 -
Goodwill
- (35.9) -
Purchase price (including capitalised costs)
- (84.3) -
Cash and cash equivalents
- 83.9 -
Cash consideration
- (0.4) -
The carrying value of the assets and liabilities at
acquisition was as follows:
- 6.3 -
Non-current assets
- 56.7 -
Current assets
- 91.3 -
Non-current liabilities
- (1.2) -
Current liabilities
- (140.5) -

The purchase price of R83.6 million (excluding capitalised costs) was paid on August 23, 2005.
Revenue amounting to R89.9 million and net profit of R17.8 million were included in the 2006 year results. Restated
consolidated revenue would have amounted to R34,062.5 million and restated consolidated net profit to R5,153.2 million if the entity had been consolidated for the full year ended March 31, 2006.

The goodwill related to the acquisition represents future synergies and are allocated to the South African cash-generating unit.
29.1.5   Smartphone SP (Proprietary) Limited and subsidiaries
On March 1, 2004, the Group acquired a 51% interest in the equity of Smartphone SP (Proprietary) Limited, which, at the time, had a 100% shareholding in Stand 13 Eastwood Road Dunkeld (Proprietary) Limited and 52% in Ithuba
Smartcall (Proprietary) Limited.

The purchase price of R231.2 million together with capitalised costs of R2.6 million totalling R233.8 million, was paid on
April 7, 2004. The outstanding amount accrued interest at prime less 2% per annum from March 1, 2004 up to the date of payment.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29.    BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
29.1   Business combinations (continued)
2005
Rm
2006
Rm
2007
Rm
29.1.6   Smartcom (Proprietary) Limited
On April 16, 2004, the Group acquired an 85.75% interest in the equity of Smartcom (Proprietary) Limited through its then 51%
owned subsidiary, Smartphone SP (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group and are as follows:
Fair value of net assets acquired
(70.5) - -
Property, plant and equipment
5.0 - -
Intangible assets
95.6 - -
Deferred taxation asset
1.7 - -
Inventory
3.9 - -
Accounts receivable
55.4
- -
Cash and cash equivalents
61.5 - -
Deferred taxation liability (including taxation effect on
intangible assets)
(28.7) - -
Accounts payable
(113.6) - -
Dividends payable
(10.0) - -
Provision
(0.3) - -
Minority interest
10.1 - -
Goodwill
(8.9) - -
Purchase price (including capitalised costs)
(69.3) - -
Cash and cash equivalents
61.5 - -
Cash consideration
(7.8) - -
Less: Capitalised costs paid in previous financial year
0.5 - -
Plus: Smartphone SP (Proprietary) Limited’s share of the
dividend paid by Smartcom (Proprietary) Limited
(8.6) - -
(15.9) - -

The carrying value of the assets and liabilities at
acquisition was as follows:
3.2 - -
Non-current assets 6.7 - -
Current assets 120.4 - -
Current liabilities (123.9) - -
The purchase price of R77.9 million (including capitalised costs, excluding dividend from Smartcom (Proprietary) Limited)
was paid during April 2004. The company declared a dividend to its shareholders from pre-acquisition reserves on
August 18, 2004. The dividend was paid on August 31, 2004.

The goodwill related to the acquisition represents future synergies and the ability to directly control the Group’s customers in South Africa.

Revenue amounting to R173.3 million and net profit before allocation to minorities of R26.6 million is included in the
March 31, 2005 results.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29.   BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
2005
Rm
2006
Rm
2007
Rm
29.2   Other acquisitions
Smartphone SP (Proprietary) Limited and subsidiaries
(Note 29.2.1)
- - (333.9)
Smartcom (Proprietary) Limited (Note 29.2.2) - - (9.1)
Cointel V.A.S. (Proprietary) Limited (Note 29.2.3) - - (147.0)
- -
(490.0)
29.2.1   Smartphone SP (Proprietary) Limited and subsidiaries
On August 30, 2006, the Group acquired a further 19% interest in the equity of Smartphone SP (Proprietary) Limited, which had a 85.75% shareholding in Smartcom (Proprietary) Limited at the time, 100% shareholding in Stand 13 Eastwood Road Dunkeld
(Proprietary) Limited and 52% shareholding in Ithuba Smartcall
(Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.
Minority interest acquired
- -
21.5
Goodwill - -
313.2
Purchase price (including capitalised costs)
- - 334.7
Capitalised cost payable
- - (0.8)
Cash consideration
- - 333.9
The purchase price of R333.9 million was paid in three tranches on October 3, 2006, January 16, 2007 and
March 26, 2007. Capitalised costs of R0.8 million were still outstanding as at March 31, 2007. The outstanding amount accrued interest at 7.6% per annum from September 21, 2006 up to the date of payment.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

29.   BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
29.2   Other acquisitions (continued)

29.2.2   Smartcom (Proprietary) Limited
2005
Rm
2006
Rm
2007
Rm
On September 13, 2006, the Group increased its interest in
Smartcom (Proprietary) Limited to 88% by acquiring an additional
2.25% interest through its 70% owned subsidiary, Smartphone SP
(Proprietary) Limited. The acquisition was accounted for using the parent entity extension method.
Minority interest
- - 0.9
Goodwill - -
8.2
Purchase price - - 9.1
The purchase price of R9.1 million was paid in two instalments on February 21, 2007 and March 26, 2007.
29.2.3   Cointel V.A.S. (Proprietary) Limited
2005
Rm
2006
Rm
2007
Rm
On October 4, 2006 the Group increased its interest to 100% by acquiring 49% from the minority shareholders.
The purchase price of R147.0 million was paid on October 18,
2006. The acquisition was accounted for using the parent entity extension method.
Minority interest
- - 56.5
Goodwill
- - 90.9
Purchase price (including capitalised costs)
- - 147.4
Capitalised cost payable - -
(0.4)
Cash consideration
- - 147.0

On October 9, 2006, Smartphone SP (Proprietary) Limited, acquired 100% shareholding of Cointel V.A.S. (Proprietary)
Limited from Vodacom Group (Proprietary) Limited for R300.0 million.
As a result of the sale of Cointel V.A.S (Proprietary) Limited from Vodacom Group (Proprietary) Limited to Smartphone
SP (Proprietary) Limited, R38.0 million goodwill was realised, which resulted in the realisation of R17.4 million profit on consolidation.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

30.    ACQUIRED RESERVES FROM THE MINORITIES OF VODACOM CONGO (RDC) s.p.r.l
Vodacom Congo (RDC) s.p.r.l. (“Vodacom Congo”) was prior to April 1, 2004 accounted for as a joint venture. During the 2005 financial year the shareholders’ agreement was amended to remove some of the participative rights of the minorities, resulting in Vodacom Congo being controlled and considered to be a 51% owned subsidiary of the Group from April 1, 2004. The Group’s interest in the company was consolidated from this date in accordance with
IAS 27: Consolidated and Separate Financial Statements.

The 49% portion of the assets, liabilities and losses attributable to the joint venture partner as at March 31, 2004 that had not been consolidated at that date, were as follows:
            As at
April 1, 2004
                Rm
Net loss for the year after taxation
(13.7)
Total liabilities (including preference shares)
(1,133.2)
Total assets
981.9
The following assets and liabilities were consolidated on April 1, 2004 to account for Vodacom Congo (RDC) s.p.r.l. as a subsidiary:
As at
April 1, 2004
                Rm
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

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

31.    CASH AND CASH EQUIVALENTS AT END OF YEAR
2005
Rm
2006
Rm
2007
Rm
Bank and cash balances
2,990.1
3,146.1
771.4
Short-term bank deposits
1,000.0
-
-
Bank borrowings *
(1,817.1)
(1,385.8)
(879.2)
2,173.0
1,760.3
(107.8)
* Bank borrowings are regarded as part of the Group’s integral cash management system.

The short-term bank deposits at the end of March 31, 2005 earned interest at an effective interest rate of 7.4% and matured on April 1, 2005.
32.    EARNINGS AND DIVIDEND PER SHARE
32.1   Basic and diluted earnings per share
2005
R
2006
R
2007
R
The calculation of basic earnings per ordinary share was based on earnings of R5,012.3 million (2005: R3,855.5 million) at
March 31, 2006 and 10,000 issued ordinary shares
(2005: 10,000) at March 31, 2006. The following adjustments
were made:

385,550
501,230

Foreign exchange gain on monetary investment in foreign
operation
190
1,380
Earnings per share – restated
385,740
502,610
The calculation of basic earnings per ordinary share is based on earnings of R6,342.4 million (2006: R5,026.1 million;
2005: R3,857.4 million) and 10,000 issued ordinary shares
(2006: 10,000; 2005: 10,000).

385,740

502,610
634,240
Due to no dilution factors being present, basic earnings per share equals diluted earnings per share.

32.2   Dividend per share
The calculation of the dividend per ordinary share is based on a declared ordinary dividend of R5,400.0 million (2006: R4,500.0 million; 2005: R3,400.0 million) and 10,000 issued ordinary shares
(2006: 10,000; 2005: 10,000). The dividends were declared as follows:
Declared March 14, 2007 to shareholders registered on
April 2, 2007 and paid on April 4, 2007 (Final)
-
-
290,000
Declared September 7, 2006 to shareholders registered on
October 2, 2006 and paid on October 4, 2006 (Interim)
-
-
250,000
Declared March 9, 2006 to shareholders registered on
April 3, 2006 and paid on April 5, 2006 (Final)
-
280,000
-
Declared September 9, 2005 to all shareholders registered on
October 1, 2005 and paid on October 3, 2005 (Interim)
-
170,000
-
Declared March 10, 2005 to shareholders registered on
March 31, 2005 and paid on April 1, 2005 (Final)
180,000
-
-
Declared September 10, 2004 to shareholders registered on
October 1, 2004 and paid on October 1, 2004 (Interim)
160,000
-
-
340,000
450,000
540,000

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

33.    CAPITAL COMMITMENTS

2005
Rm
2006
Rm
2007
Rm
Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:
Vodacom (Proprietary) Limited 1,272.2 709.1 747.6
Vodacom Congo (RDC) s.p.r.l. 62.2 99.5 209.7
Vodacom Tanzania Limited 37.1 201.2 56.7
Vodacom Service Provider Company (Proprietary) Limited 18.0 16.9 14.8
Vodacom Group (Proprietary) Limited 0.3 222.9 120.7
VM, S.A.R.L. 78.0 34.2 32.0
1,467.8 1,283.8 1,181.5
Capital expenditure commitments approved by the Board of Directors but not yet contracted for at the balance sheet date are as follows:
Vodacom (Proprietary) Limited 3,268.0 4,872.3 4,916.7
Vodacom Tanzania Limited 332.1 650.6 889.3
Vodacom Congo (RDC) s.p.r.l. 283.8 293.4 660.0
Vodacom Service Provider Company (Proprietary) Limited 138.8 164.7 277.7
Vodacom Lesotho (Proprietary) Limited 16.2 24.9 48.5
Vodacom Group (Proprietary) Limited 88.8 111.7 50.7
VM, S.A.R.L. 281.4 71.7 259.4
Smartphone SP (Proprietary) Limited 3.7 15.2 12.2
Cointel V.A.S. (Proprietary) Limited - 2.2 4.1
Skyprops 134 (Proprietary) Limited
- - 16.6
4,412.8 6,206.7 7,135.2
The capital expenditure of the Group will be financed through internal cash generation, extended supplier credit and bank credit.
34.    OTHER COMMITMENTS
2005
Rm
2006
Rm
2007
Rm
Operating leases (Note 34.1) 5,841.7 6,277.8 2,182.8
Sport and marketing contracts (Note 34.2) 624.9 1,133.7 881.7
Site rentals (Note 34.3)
811.6 567.8 582.4
7,278.2 7,979.3 3,646.9
Within one
year
Rm
Between
two and
five years
Rm
After five
years
Rm
Total
Rm
34.1   Operating leases
Transmission and data lines GSM 163.2 456.3 75.6 695.1
Accommodation
134.1                  585.8
747.7 1,467.6
Other operating leases
9.2                    10.6
0.3 20.1
306.5 1,052.7 823.6
2,182.8
The remaining average lease term for transmission and data lines is 5 years with a fixed price escalation clause per annum and various options to renew between 1 and 5 years. The remaining average lease term and escalation rate for office accommodation is 8 years and 12% per annum respectively with an option to renew for a further period. The remaining average lease term and escalation rate for other accommodation is between 3 and 5 years and 10% per annum.
34.2   Sport and marketing contracts
327.7 550.7 3.3 881.7
34.3   Site rentals
142.2 392.6 47.6 582.4
The significant remaining average lease term for site rentals is 5 years and the lease escalates annually on the anniversary date using fixed or consumer price index rates with an option to renew on the same terms and conditions.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

34.  OTHER COMMITMENTS (CONTINUED)
34.4   Service providers
Service provider agreements with the Group’s independent service providers were extended for a further period of five years during the 2006 financial year.
34.5   Cellular licence fees
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
34.6   Global Alliance fees
The Group pays annual fees from February 18, 2005 for services provided to the Group by Vodafone Group Plc. The fee is calculated as a percentage of revenue and amounted to R249.8 million (2006: R175.2 million; 2005: R17.0 million).
34.7   Retention incentives
The Group has committed a maximum of R651.9 million (2006: R456.0 million; 2005: R373.1 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded into new contracts, and therefore have not utilised the incentives available for such upgrades. The Group has not recognised the liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
34.8   Activation bonuses
The Group has a potential liability in respect of activation bonuses payable related to starter packs sold which have not yet been validated. The exposure is estimated at approximately R7.8 million (2006: R8.9 million; 2005: R6.0 million).
34.9   Activation commissions
The Group has a commitment to a maximum of R115.6 million (2006: R141.7 million; 2005: R22.6 million) in terms of activation commissions on gross prepaid connections in excess of the legal liability recorded in the financial statements.
34.10   Transmission and data lines
Effective April 1, 2006 most contractual obligations for transmission and data line links were migrated from the interconnect agreements to new BTS and Broadband agreements. No commitment amounts for future periods have been disclosed, as the existing agreements are cancellable on 30 days notice. The Group’s commitment to Telkom SA Limited in respect of transmission line rentals of R914.9 million per annum may be adjusted downwards in the future depending on the Group’s self-provisioning capabilities and the availability of alternative transmission players in the market place from whom the
Group may source transmission on a competitive basis and as a result no future commitments are disclosed in Note 34.1.
35.   CONTINGENCIES
2005
Rm
2006
Rm
2007
Rm
Various legal matters
4.9 5.0 7.6
35.1   Negative working capital ratio
For financial years ended 2007, 2006 and 2005 the Group had a negative working capital ratio. A negative working capital ratio arises when the Group’s current liabilities are greater than the current assets. The Group’s management believes that based on its operating cash flow, it will be able to meet liabilities as they arise and that it is in compliance with all covenants contained in the borrowing agreements.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

35.   CONTINGENCIES (CONTINUED)
35.2   Universal Service Obligation
The Group has a potential liability in respect of the 1800 MHz Universal Service Obligation in terms of the distribution costs relating to 2.5 million SIM cards.
35.3   Equity investment
Vodacom Ventures (Proprietary) Limited has acquired a 35% equity stake in a company for R12.3 million, which is subject to Competition Commission approval.
35.4   Various legal contingencies
The Group is involved in various legal cases of which the outcome is uncertain and of which the timing and amount cannot be reliably measured.
35.5   Taxation
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
The Group is in discussions with relevant taxation authorities on specific matters regarding the application and interpretation of taxation legislation affecting the Group and the industry in which it operates. No reliable assessment can be made at this time of the exposure, if any, that the Group may incur.
35.6   Contingent asset
Litigation is being instituted for the recovery of certain fees paid by the Group. The information usually required by
IAS 37: Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice seriously the outcome of the litigation. The directors are of the opinion that a claim may be successful and that the amount recovered could be significant.
36.   RETIREMENT BENEFITS
All eligible employees of the Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of the Group are also members of the Vodacom Executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary)
Limited. Current contributions to the pension fund amounted to R84.7 million (2006: R76.4 million; 2005: R70.7 million).
Current contributions to the provident fund amounted to R12.7 million (2006: R12.9 million; 2005: R4.2 million). South
African funds are governed by the Pension Funds Act of 1956.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

37.   EVENTS SUBSEQUENT TO YEAR END
The directors are not aware of any matter or circumstance arising since the end of the financial year, not otherwise dealt with in the consolidated annual financial statements, which significantly affects the financial position of the company as at
March 31, 2007 or the results of its operations or cash flows for the year ended, other than the following:
37.1   Wireless Business Solutions (Proprietary) Limited

On March 30, 2007 the Group entered into an infrastructure agreement with Wireless Business Solutions (Proprietary)
Limited (“WBS”), whereby WBS appointed the Group to design and construct the WiMax network.

37.2   VM, S.A.R.L., trading as Vodacom Mozambique

As at March 31, 2007 Vodacom owned 98% of Vodacom Mozambique, and the remaining 2% was held by a local consortium named Empresa Moçambicana de Telecommunicações S.A.R.L. (“EMOTEL”). Effective April 1, 2007
Vodacom International Limited sold a portion of its shares to local investors, with 5% being purchased by Intelec Holdings
Limitada and EMOTEL acquiring an additional 3%, leaving Vodacom International Limited with a 90% interest in Vodacom
Mozambique.

37.3   Black economic empowerment (“BEE”)
The Group is in the process of finalising a R7.5 billion BEE equity deal whereby both BEE partners and employees will have the opportunity to share in the success of Vodacom South Africa going forward. The deal is expected to be completed by the end of the 2008 financial year and it is anticipated to make a significant contribution to the well being of the Group and its employees.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

38     RELATED PARTY TRANSACTIONS
38.1   Balances with related parties
Related party transactions occur within the Group. Details of transactions entered into are as follows:
2005
Rm
2006
Rm
2007
Rm
Included in accounts receivable
Telkom SA Limited – Interconnect 487.9 509.7 699.3
Telkom SA Limited – Other 11.7 6.3 6.9
Vodafone Group Plc and subsidiaries 22.7 12.7 20.9
Included in accounts payable
Telkom SA Limited – Interconnect (74.0) (85.3) (80.1)
Telkom SA Limited – Other (9.6) (16.5) (41.3)
Vodafone Group Plc and subsidiaries (20.3) (3.7) (6.4)
Vodafone Telecommunications Investment SA Limited - (0.1) -
WBS Holdings (Proprietary) Limited - - (8.0)
Dividends payable
Telkom SA Limited (900.0) (1,400.0) (1,450.0)
Vodafone Holdings (SA) (Proprietary) Limited (630.0) (980.0) (867.1)
Vodafone Telecommunications Investment SA Limited (270.0) (420.0) (582.9)
These outstanding balances are unsecured and will be settled in cash in the ordinary course of business. No guarantees or provision for doubtful debts have been recognised.
38.2   Transactions with related parties
2005
Rm
2006
Rm
2007
Rm
Telkom SA Limited and subsidiaries (Entity with joint control over the Group)
(82.0) (798.5) (1,221.3)
Audit fees recovered 4.6 4.8 6.1
Cellular usage 33.1 37.0 45.6
Installation of transmission lines (49.9) (93.4) (67.6)
Interconnect expense (465.3) (464.3) (468.2)
Interconnect income 2,728.2 2,817.8 2,908.4
Interest paid – commercial - (0.1) (0.1)
Lease of transmission lines (511.9) (752.1) (839.0)
Other - 4.8 (75.4)
Site costs (19.9) (26.3) (30.9)
Telephone landline usage (33.6) (26.7) (14.9)
Site rental income 7.6 10.8 14.7
Telkom prepaid vouchers (74.9) (60.8) *
Dividend payable (900.0) (1,400.0) (1,450.0)
Dividend paid (800.0) (850.0) (1,250.0)
* Less than R50 000

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

38.    RELATED PARTY TRANSACTIONS (CONTINUED)
2005
Rm
2006
Rm
2007
Rm
38.2   Transactions with related parties (continued)
Vodafone Group Plc and subsidiaries
(14.9) (192.0) (338.2)
Roaming income 65.5 73.6 108.4
Roaming expense (63.4) (90.6) (188.9)
Global alliance agreement (17.0) (175.2) (249.8)
Secondee cost recovery - 0.2 0.4
Other - - (8.3)
Vodafone Holdings (SA) (Proprietary) Limited
(Entity with joint control over the Group)
(1,190.0)
(1,575.0)
(1,614.6)
Dividend payable (630.0) (980.0) (867.1)
Dividend paid (560.0) (595.0) (747.5)
Vodafone Telecommunications Investment SA Limited (515.1) (679.8) (1,085.4)
Dividend payable (270.0) (420.0) (582.9)
Dividend paid (240.0) (255.0) (502.5)
Interest payments (4.3) (1.9) -
Facility fees (0.8) (0.9) -
Aircraft charter fees - (2.0) -
Transactions with entities in which related parties have an
interest.
-
(20.3)
(40.6)
During the current year the Group acquired a 10% shareholding in WBS Holdings (Proprietary) Limited for
R80.8 million, a company in which a family member of a Group director has significant influence.
38.3   Key management personnel compensation (excluding directors’ emoluments)
2005
Rm
2006
Rm
2007
Rm
Key management personnel remuneration (29.7) (56.0) (83.1)
Salaries and restraint of trade payments (9.9) (17.1) (32.7)
Fringe benefits (0.8) (0.6) (0.8)
Bonuses and incentives (16.7) (30.6) (37.6)
Long-term benefits
- (7.6) (12.0)
Other (2.3) (0.1) -
Included in key management personnel’s remuneration (1.4) (2.2) (3.8)
Pension fund employer contributions (0.7) (1.2) (1.7)
Provident fund employer contributions (0.3) (0.6) (1.7)
Medical aid employer contributions (0.4) (0.4) (0.4)
Key management include Chief Officers and Group Executives.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

38.   RELATED PARTY TRANSACTIONS (CONTINUED)
2005
Rm
2006
Rm
2007
Rm
38.4   Directors’ emoluments
Directors’ remuneration (52.8) (96.7) (76.7)
Executive directors – fees as directors: salaries and restraint of trade payments
(21.4) (35.6) (16.3)
Executive directors – fees as directors: fringe benefits (0.8) (0.7) (1.2)
Executive directors – fees as directors: bonuses and
incentives
(30.0)
(46.2)
(48.5)
Executive directors – long term benefits
- (13.6) (8.5)
Non-executive directors – fees as directors (0.6) (0.6) (2.2)
Included in directors’ remuneration (2.2) (4.2) (15.8)
Pension fund employer contributions (0.8) (0.5) (8.3)
Provident fund employer contributions (1.2) (3.5) (7.3)
Medical aid employer contributions (0.2) (0.2) (0.2)
Directors’ remuneration and emoluments paid and accrued by: (52.8) (96.7) (76.7)
Vodacom Group (Proprietary) Limited (37.0) (77.1) (64.8)
Subsidiaries (15.8) (19.6) (11.9)
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

The Group finances its operations through a mixture of retained profits, bank borrowings and long-term loans. Long-term financing is arranged locally by the South African entities. A treasury division within Vodacom Group (Proprietary) Limited has been established to provide treasury related services to the Group, including co-ordinating access to domestic and international financial markets, and the managing of various financial risks relating to the Group’s operations. The treasury division is subject to arms length fees in terms of transfer pricing for services to offshore subsidiaries.

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

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

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

The Group has entered into numerous foreign exchange contracts to cover foreign capital commitments in respect of future imports of GSM infrastructure. The total fair value of foreign exchange contracts at year end was:
2005
Rm
2006
Rm
2007
Rm
Foreign currency asset
To buy 25.0 - 27.8
To sell - - 0.1
25.0 - 27.9
Foreign currency liability
To buy - (60.9) (6.9)
To sell (1.0) - (0.3)
(1.0) (60.9) (7.2)
Forward contracts to buy foreign currency
Foreign
contract value
Mil
Forward value
Rm
Fair value
Rm
2005
United States Dollar 11.8
70.1 3.9
Euro 156.5 1,281.3 14.9
Pound Sterling 45.2
529.1
6.2
Swiss Franc *
0.1 *
1,880.6 25.0
2006
United States Dollar 7.1
45.0 (0.7)
Euro 154.8 1,208.6 (34.5)
Pound Sterling 41.7
477.8 (25.7)
Swiss Franc * 0.1 *
1,731.5 (60.9)
2007
United States Dollar 32.0
240.5
(6.9)
Euro 187.2
1,815.0
21.2
Pound Sterling 32.3
457.3
6.6
Swiss Franc 0.2
1.3
*
Australian Dollar
*
0.3
*
2,514.4
20.9
Forward value represents the foreign contract value multiplied by the contracted forward exchange rate.
* Amounts less than R50 000

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

39.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
39.1   Foreign currency management (continued)
Forward contracts to sell foreign currency
Foreign
contract value
Mil
Forward value
Rm
Fair value
Rm
2005
United States Dollar 5.5 33.7 (0.7)
Euro 7.1 57.7 (0.3)
Pound Sterling 0.2 2.6 *
94.0 (1.0)
2006
United States Dollar 0.1 0.8 *
Euro 4.0 30.3 *
Pound Sterling 0.3 3.2 *
Swiss Franc * 0.1 *
34.4 *
2007
United States Dollar * 0.2 *
Euro 4.4 43.2 0.1
Pound Sterling 3.9 55.7 (0.3)
99.1 (0.2)
Forward value represents the foreign contract value multiplied by the contracted forward exchange rate.
* Amounts less than R50 000

The Group has various monetary assets and liabilities in currencies other than the Group’s functional currencies. The following table represents the net currency exposure of the Group according to the different functional currencies of each entity within the Group.

2005
South
African
Rand
Rm
Euro

Rm
Pound
Sterling
Rm
United
States
Dollar
Rm
Congolese
Franc
Rm
Swiss
Franc
Rm
Other

Rm
Net foreign currency
monetary
assets/(liabilities)

Functional currency of
company operation
South African Rand - (157.0) (0.4) (5.3) - (0.7) -
United States Dollar - (5.0) - - 23.8 - -
Tanzanian Shilling (9.6) (65.0) - 45.1 - (0.1) -
Mozambican Meticals (12.6) (1.5) - (58.7) - - -
(22.2) (228.5) (0.4) (18.9) 23.8 (0.8)
-

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

39.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
39.1   Foreign currency management (continued)

2006
South
African
Rand
Rm
Euro

Rm
Pound
Sterling
Rm
United
States
Dollar
Rm
Congolese
Franc
Rm
Swiss
Franc
Rm
Other

Rm
Net foreign currency
monetary assets/(liabilities)

Functional currency of
company operation
South African Rand - (850.5) (330.4) 45.0 -
(0.2)
(0.8)
United States Dollar (55.9) (26.2) - - (11.4)
(0.1)
38.0
Tanzanian Shilling 4.7 (13.6) - 106.9 -
-
-
Mozambican Meticals (0.2) - - - - -
-
(51.4) (890.3) (330.4) 151.9 (11.4) (0.3) 37.2

2007
South
African
Rand
Rm
Euro

Rm
Pound
Sterling
Rm
United
States
Dollar
Rm
Congolese
Franc
Rm
Swiss
Franc
Rm
Other

Rm
Net foreign currency
monetary assets/(liabilities)
Functional currency of
company operation
South African Rand - (1,387.0) (331.4) (102.2) - (0.3)
2.4
United States Dollar 51.5 (49.9) 0.1 - (3.2) (0.4)
(30.8)
Tanzanian Shilling 3.4 10.9 - 21.0 - -
-
Mozambican Meticals (976.1) (0.3) - (296.4) - -
-
(921.2)       (1,426.3)
(331.3) (377.6) (3.2) (0.7) (28.4)
39.2   Interest rate risk management
The Group’s interest rate profile consists of fixed and floating rate borrowings which exposes the Group to fair value interest rate risk and cash flow interest rate risk and can be summarised as follows:

Financial liabilities
2005
Rm
2006
Rm
2007
Rm
Loans and bank borrowings at fixed rates of interest (1,283.7) (1,134.5) (1,184.5)
Bank borrowings linked to South African prime rates (1,752.0) (1,361.8) (823.5)
Bank borrowings linked to Lesotho prime rates (15.5) (7.5) (3.0)
Loans linked to LIBOR (1,276.5) (1,286.2) (1,382.8)
Loans linked to EURIBOR (84.3) (58.6) (37.9)
Bank borrowings linked to money market rates (0.2) - -
(4,412.2) (3,848.6) (3,431.7)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

39.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
39.2   Interest rate risk management (continued)

Financial assets
2005
Rm
2006
Rm
2007
Rm
Investments and bank deposits at fixed rates of interest 1,177.1 168.1 194.2
Investments and bank deposits linked to money market rates 2,017.5 471.0 537.0
Investments and bank deposits linked to South African prime
rates
829.1
2,603.1
180.5
Interest rate swaps linked to BA rate 44.2 37.6 27.7
Loans and bank deposits linked to LIBOR 154.4 94.2 126.0
Bank deposits linked to Lesotho prime rates 6.4 13.5 -
4,228.7 3,387.5 1,065.4
Maturity of financial instruments exposed to interest rate risk

Financial liabilities
2008
Rm
2009
Rm
2010
Rm
2011
Rm
2012
Rm
2013
onwards
Rm
Total
Rm
Linked to fixed rates (445.0) (195.7) (98.5) (161.6) (83.5)
(200.2)        (1,184.5)
Linked to South African prime
rates
(823.5) - - - - - (823.5)

Linked to Lesotho prime rates (3.0) - - - - - (3.0)
Loans linked to LIBOR (70.9)
-        (1,311.9)
- -
-        (1,382.8)
Linked to EURIBOR (37.9) - - - - - (37.9)
(1,380.3)
(195.7)        (1,410.4)
(161.6) (83.5)
(200.2)        (3,431.7)

Financial assets
2008
Rm
2009
Rm
2010
Rm
2011
Rm
2012
Rm
2013
onwards
Rm
Total
Rm
Linked to fixed rates 194.2 - - - - - 194.2
Linked to money market rates 537.0 - - - - - 537.0
Linked to South African prime
rates
174.5 - - - - 6.0 180.5
Interest rate swaps linked to
BA rate
22.6 5.1 - - - - 27.7
Loans linked to LIBOR 17.6 - - - 108.4 - 126.0
945.9 5.1 - - 108.4 6.0
1,065.4

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

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
At March 31, 2007 the Group had three interest rate swaps:

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

Vodacom (Proprietary) Limited - the Company swapped its fixed interest rate of 13.3% NACM (Nominal Annual
Compounded Monthly) for a floating rate linked to the BA rate plus margin of 2.0%. The termination date of the agreement is December 1, 2012.
2005
Rm
2006
Rm
2007
Rm
Fair value of interest rate swap asset 44.2 37.6 27.7
The fair value of the interest rate swap asset is represented by a notional principal amount of R198.5 million (2006:
R217.7 million; 2005: R229.7 million) at a weighted average floating interest rate of 11.45% NACM (2006: 9.3% NACM;
2005: 10.0% NACM).
39.3   Credit risk management
Financial assets, which potentially subject the Group to concentrations of credit risk, consist principally of cash, short-
term deposits, foreign exchange contracts, investments and trade receivables. The Group’s cash and cash equivalents and short-term deposits are placed with high credit quality financial institutions. Trade receivables are presented net of an allowance for doubtful receivables. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group’s customer base and stringent credit approval processes for contracted subscribers.
The Group, for its South African operations, spread it’s credit risk exposure amongst the high credit quality financial institutions.

The Group does not have any significant exposure to any individual customer or counter-party, except commercially to
Telkom SA Limited, Mobile Telephone Networks (Proprietary) Limited and Cell C (Proprietary) Limited.

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

The carrying amounts of financial assets, excluding foreign currency derivatives and interest rate swaps, included in the consolidated balance sheets represent the Group’s exposure to credit risk in relation to these assets. The credit exposure of forward exchange contracts is represented by the fair value of the contracts
.
39.4   Price risk management
The Group is exposed to price risk as a result of changes in market prices of financial assets at fair value through profit and loss and market-tradable shares available for sale.
39.5   Liquidity risk management
The Group is exposed to liquidity risk as a result of uncertain accounts receivable related cash flows and the capital commitments of the Group. In terms of its borrowing requirements, the Group ensures that adequate funds are available to meet its expected and unexpected financial commitments through undrawn borrowing facilities (Note 41). In terms of its long-term liquidity risk, a reasonable balance is maintained between the period over which assets generate funds and the period over which the respective assets are funded.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

39.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
39.6  Fair value of financial instruments

At the balance sheet date, the carrying amounts of cash and short-term deposits, trade and other receivables, trade and other payables, short-term provisions, bank borrowings and accrued expenses and short-term debt approximated their fair values due to the short-term maturities of these assets and liabilities.

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

39.7   VM, S.A.R.L. call option

In terms of the shareholders’ agreement, the Group’s minority shareholder in VM, S.A.R.L., Empresa Moçambicana De
Telecommunicaçòes S.A.R.L. (“Emotel”) had a call option for a period of four years following the commencement date,
August 23, 2003. The call option had a nil value at March 31, 2007, 2006 and 2005 and was replaced with a new option, effective April 1, 2007.

In terms of the new shareholders’ agreement, effective April 1, 2007, the Group’s minority shareholders in VM, S.A.R.L.,
Empresa Moçambicana De Telecommunicaçòes S.A.R.L. (“EMOTEL”) and Intelec Holdings Limitada (“Intelec”) have a option for a period of five years following the commencement date, April 1, 2007. In terms of the option, Emotel and
Intelec shall be entitled to acquire such numbers of further shares in and proportionate claims in and against
VM, S.A.R.L. as will result in Emotel and Intelec each holding and beneficially owning, in aggregate together with their shareholding in VM, S.A.R.L. as at April 1, 2007, 10% of the issued share capital, after the exercise of the option. The option can only be exercised in a single transaction and after all obligations to Vodacom International Limited have been fully discharged. The option price is specified in the shareholders’ agreement.

39.8   Smartphone SP (Proprietary) Limited put option

In terms of the shareholders’ agreement amended during the current financial year, the minority shareholders of
Smartphone SP (Proprietary) Limited have a put option against Vodacom Group (Proprietary) Limited, should the Group or the company terminate or fail to renew the Service Provider Agreement for any reason other than the expiry or cancellation of the Group’s South African licence. The current and previous put options had a nil value at March 31,
2007, 2006 and 2005 as the conditions set out in the agreement were not met.

39.9   Smartcom (Proprietary) Limited put option

In terms of the amended agreement between Vodacom Group (Proprietary) Limited (“the Group”), Smartphone SP
(Proprietary) Limited (“Smartphone”) and the minority shareholders of Smartcom (Proprietary) Limited (“Smartcom”), the
minority shareholders of Smartcom have a put option against the Group, should the Group reduce the standard service provider discount below the average service provider discount provided by Vodacom (Proprietary) Limited to its other service providers. The current and previous put options had a nil value at March 31, 2007, 2006 and 2005 as the conditions set out in the agreement were not met.

39.10   Congolese Wireless Network s.p.r.l. (“CWN”) put option

In terms of a shareholders agreement, the minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless
Network s.p.r.l. (“CWN”) has a put option which comes into effect three years after the commencement date,
December 1, 2001, and for a maximum of five years thereafter. In terms of the option, CWN shall be entitled to put to
Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC)
s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo
(RDC) s.p.r.l. The option price will be the fair market value of the related shares at the date the put option is exercised.
The put option has a nil value as at March 31, 2007, 2006 and 2005. The option liability had a value of R249.3 million
(2006: Rnil; 2005: Rnil) as at March 31, 2007 (Note 22).

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

39.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
39.11   The Somnium Family Trust (“the Trust”) call option
The Somnium Family Trust granted Vodacom Ventures (Proprietary) Limited a call option to purchase such number of shares in Gogga Tracking Solutions (Proprietary) Limited from the Trust totalling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which the triggering event occurs. The option price is specified in the shareholders agreement. The option had a nil value at March 31, 2007.
39.12   WBS Holdings (Proprietary) Limited call option
The Group has purchased a 10% equity stake in WBS Holdings (Proprietary) Limited effective January 31, 2007.
WBS Holdings (Proprietary) Limited has on the same date granted the Group an option to subscribe in such number of further shares as will result in the Group holding and beneficially owning, in aggregate 25.5% of the total issued ordinary share capital of the company after the exercise of the option. The option can be exercised by the Group until
September 14, 2007, subject to the fulfilment of the conditions precedent as set out in the sales of shares and option agreement. The option had a nil value at March 31, 2007.
39.13   G-Mobile Holdings Limited
G-Mobile Holdings Limited granted to Vodacom Ventures (Proprietary) Limited an irrevocable call option to subscribe for such number of further shares as will result in Vodacom Ventures (Proprietary) Limited holding and beneficially owning, in aggregate together with the subscription shares 26% of the total issued share capital of G-Mobile Holding Limited after the exercise of the option at a specified price. The option had a nil value at March 31, 2007.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

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

Goodwill impairment tests are performed annually in terms of IFRS 3: Business Combinations (“IFRS 3”) to compare the fair value of each of the cash-generating units to its carrying amount. Goodwill impairment testing is conducted at cash generating unit levels of the business and is based on a cash flow-based valuation model to determine the fair value of the cash-generating unit. The assumptions used in estimating future cash flows were based upon the business forecasts and incorporated external information from industry sources, where applicable. Changes in certain of these estimates could have an effect on the estimated fair value of the cash generating unit. Judgements in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) to be used in the valuation model. The discount rate used in the valuation model considered a targeted debt and equity mix, a market risk premium, and other factors considered with valuation methodologies.

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

South Africa

The recoverable amounts of goodwill relating to Vodacom Service Provider Company (Proprietary) Limited, Smartphone
SP (Proprietary) Limited, Smartcom (Proprietary) Limited and Cointel V.A.S. (Proprietary) Limited have been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. These values in use calculations use cash flow projections based on financial budgets approved by management covering a ten year period and discount rates of between 12.5% and 13.7% in Rand terms. The terminal growth rate applicable is 4.5%. Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.

Democratic Republic of Congo

The recoverable amount of this cash generating unit was based on a value in use calculation for Vodacom Congo
(RDC) s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate of 17.2% in US Dollar terms. Cash flows beyond this period have been extrapolated using annual nominal growth rates of 7%. Management believes that these growth rates do not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

Tanzania

The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Tanzania
Limited. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate of 15% in US Dollar terms.The terminal growth rate applicable is 8.4%. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

40.   GOODWILL IMPAIRMENT TEST (CONTINUED)
March 31, 2007
South Africa
Democratic Republic of
Congo
Tanzania
Rm
Rm
Rm
Carrying amount of
goodwill
790.1 132.9 8.2
Key assumption
Expected customer base
Expected customer base
Expected customer base
Basis for
determining
value(s) assigned to
key assumptions
Closing customer base in
the period immediately
preceding the budget
period increased for
expected growth.
Closing customer base in
the period immediately
preceding the budget
period increased for
expected growth.
Closing customer base in
the period immediately
preceding the budget
period increased for
expected growth.
Value assigned to key
assumption reflects past
experience, except for
potential growth. Growth
is based on market
expectation.
Value assigned to key
assumption reflects past
experience, except for
potential growth. Growth
is based on market
expectation.
Value assigned to key
assumption reflects past
experience, except for
potential growth. Growth
is based on market
expectation.
Key assumption
ARPU
ARPU
ARPU
Basis for
determining value(s)
assigned to key
assumptions
Closing customer base in
the period immediately
preceding the budget
period increased for
expected growth.
Closing customer base in
the period immediately
preceding the budget
period increased for
expected growth.
Closing customer base in
the period immediately
preceding the budget
period increased for
expected growth.
Value assigned to key
assumption reflects past
experience. Growth is
based on expected market
forces and external
sources of information.
Value assigned to key
assumption reflects past
experience. Growth is
based on expected market
forces and external
sources of information.
Value assigned to key
assumption reflects past
experience. Growth is
based on expected market
forces and external
sources of information.
Key assumption
Gross margin
Gross margin
Gross margin
Basis for
determining value(s)
assigned to key
assumptions
Average gross margin
achieved in period
immediately before the
budget period, increased
for expected efficiency
improvements.
Average gross margin
achieved in period
immediately before the
budget period, increased
for expected efficiency
improvements.
Average gross margin
achieved in period
immediately before the
budget period, increased
for expected efficiency
improvements.
Value assigned to key
assumption reflects past
experience, except for
efficiency improvements.
Value assigned to key
assumption reflects past
experience, except for
efficiency improvements.
Value assigned to key
assumption reflects past
experience, except for
efficiency improvements.
Key assumption
Capital expenditure
Capital expenditure
Capital expenditure
Basis for
determining value(s)
assigned to key
assumptions
Total capital expenditure
achieved in period
immediately before the
budget period, adjusted
for expected network
coverage roll out.
Total capital expenditure
achieved in period
immediately before the
budget period, adjusted
for expected network
coverage roll out.
Total capital expenditure
achieved in period
immediately before the
budget period, adjusted
for expected network
coverage roll out.
Value assigned based on
managements expected
network coverage roll out.
Value assigned based on
managements expected
network coverage roll out.
Value assigned based on
managements expected
network coverage roll out.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

40.   GOODWILL IMPAIRMENT TEST (CONTINUED)
Key assumptions
South Africa
Democratic Republic of
Congo
Tanzania
Key assumption
ZAR/USD exchange rate
during the budget period
ZAR/TZS and USD/TZS
exchange rates during the
budget period
Basis for
determining value(s)
assigned to key
assumptions
Average market forward
exchange rate over the
budget period.
Average market forward
exchange rate over the
budget period.
Value assigned to key
assumption is consistent
with external sources of
information.
Value assigned to key
assumption is consistent
with external sources of
information.

41.    UNDRAWN BORROWING FACILITIES AND GUARANTEES
41.1   Rand denominated facilities and guarantees
The Group has Rand denominated credit facilities totalling R4,989.0 million with R816.0 million utilised at
March 31, 2007. The facilities that are uncommitted, can also be utilised for loans to foreign entities and are subject to review at various dates (usually on an annual basis). Certain of the facilities are still subject to the Group’s final acceptance.
Guarantor
Details
Beneficiary
2005
Rm
2006
Rm
2007
Rm
Vodacom (Proprietary) Limited          All guarantees less than
R2.0 million.
Various
2.8 2.6 2.7
Vodacom Service Provider
Company (Proprietary) Limited
   All guarantees less than
R2.0 million.
Various
3.0 2.8 2.6
Vodacom Service Provider
Company (Proprietary) Limited
Guarantee in respect of
receipt by independent
intermediaries of
premiums on behalf of
short-term insurers and
Lloyd’s underwriters, and
relating to short-term
insurance business
carried on in South Africa.
Terminates on
May 31, 2007.
SA
Insurance
Association
for benefit of
insurers
17.8 21.1 27.0
Smartcom (Proprietary) Limited
Guarantees for salary
bank account and debit
orders.
Various
3.0 2.9 3.2
Cointel VAS (Proprietary)
Limited
Guarantees for operating
lease and debit orders.
Various
- - 1.5
Vodacom (Proprietary) Limited
Letter of undertaking in
respect of land.
Attorneys
- - 6.8
26.6 29.4 43.8

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

41.   UNDRAWN BORROWING FACILITIES AND GUARANTEES (CONTINUED)
41.2   Foreign denominated facilities and guarantees
The following foreign denominated facilities are in place:
As at
March 31,
2007
Million
As at
March 31,
2007
Million
Company
Details
Total facility
Utilised

Vodacom Tanzania Limited

Project finance
US$13.0 US$13.0

Vodacom International Limited

Revolving term loan
US$180.0 US$180.0

Vodacom Congo (RDC) s.p.r.l.

Various
US$17.0 US$5.1

Vodacom Lesotho (Proprietary) Limited

Overdraft facilities with various banks
M47.0
M0.0

VM, S.A.R.L.

Overdraft facility
US$0.5 US$0.0
The following foreign denominated guarantees have been issued:
Guarantor/Issuer
Details
Beneficiary
Currency
2005
Rm
2006
Rm
2007
Rm

Nedbank Limited on
behalf of Vodacom
(Proprietary) Limited

Unsecured standby
letters of credit

Alcatel CIT

€nil
(2006:
€11.4 million;
2005:
€40.7 million)
330.0
85.7
-

Vodacom Group
(Proprietary) Limited

Guarantees issued
for the obligations of
Vodacom
International
Limited’s term loan
facility * #

Standard Bank
Plc and RMB
International
(Dublin)
Limited

US$180.0 million
(2006:
US$180.0 million;
2005: US$nil)
1,128.8
1,114.4
1,311.9

Vodacom
International Limited

Guarantees issued
for the obligations of
Vodacom Congo
(RDC) s.p.r.l. *

Alcatel CIT

€nil
(2006:
€5.0 million;
2005:
€5.0 million)
121.6
37.6
-
1,580.4
1,237.7         1,311.9
* Foreign denominated guarantees amounting to R1,311.9 million (2006: R1,152.0 million; 2005: R1,189.6 million) issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the consolidated balance sheet.
# The Group is in compliance with the covenants attached to the term loan facility.

Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group
(Proprietary) Limited.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

42.    SEGMENTAL INFORMATION
Vodacom’s reportable segments are geographical business units that offer comparable business products and services however they are separately managed because the mobile telecommunication and data communication business is located in South Africa and non South African countries.

Vodacom has six reportable segments: South Africa, Tanzania, Mozambique, Lesotho, Democratic Republic of the
Congo, and Other. The segments offer a variety of telecommunication and data communication services as well as equipment sales.
"Other" comprises of the holding companies of the Group.
"South Africa”, which is also the home country of the parent, comprises the segment information relating to the South
African based cellular network as well as all the segment information of the service providers and other business segments.
“Tanzania”, “Mozambique”, “Lesotho”, and “Democratic Republic of the Congo” comprise the segment information relating to the non South African based cellular networks.
Segment results and segment assets have been adjusted for the changes in accounting policies reflected in Note 23.

Reconciliations of reportable segments
2005
Rm
2006
Rm
2007
Rm
Segment results
Management operating profit for reportable segments
6,978.7 8,980.6 10,983.0
Amortisation of licences, trademarks and patents and customer bases
(232.1) (167.7) (117.7)
Impairment of assets (268.4) 52.8 (22.9)
Profit on sale of shares in subsidiary - - 17.4
Profit from operations
6,478.2 8,865.7 10,859.8
Net finance (cost)/income 23.3 (639.2) (463.8)
Interest, dividend and other financial income
622.9 611.7 1,336.2
Finance costs (599.6) (1,250.9) (1,800.0)
Profit before taxation
6,501.5 8,226.5 10,396.0
Taxation (2,613.3) (3,083.7) (3,836.0)
Net profit
3,888.2
5,142.8
6,560.0

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

42.   SEGMENTAL INFORMATION (CONTINUED)
2005
Other
Rm
South
Africa
Rm
Tanzania
Rm
Mozambique
Rm
Lesotho
Rm
DRC
Rm
Elimination
Rm
Total
Rm
Segment revenue
256.7
25,045.6
958.5
103.4
136.9
1,074.7
-
27,575.8
Inter-segment revenue (256.7)
(0.8)
-
-
(3.0)
-
-
(260.5)
External customers segment revenue
-
25,044.8
958.5
103.4
133.9
1,074.7
-
27,315.3
Airtime and access -
14,809.3
692.9
47.0
96.3
545.3
-
16,190.8
Data revenue -
1,245.5
74.2
2.5
8.8
9.5
-
1,340.5
Interconnect revenue -
5,469.7
153.3
39.6
22.1
238.9
-
5,923.6
Equipment sales -
2,591.2
12.3
1.7
4.7
77.4
-
2,687.3
International airtime -
651.6
24.9
12.4
1.8
196.1
-
886.8
Other -
277.5
0.9
0.2
0.2
7.5
-
286.3
Management operating profit/(loss)
58.1
6,838.5
183.9
(182.8) 24.6
56.4
-
6,978.7
Net finance income/(cost) 3,779.1
602.4
(61.6)
77.9
(2.9)
(169.0)
(4,202.6)
23.3
Taxation (543.9)
(1,937.9)
(71.6)
(5.8) (8.7)
(45.4)
-
(2,613.3)
Net profit/(loss) 1,779.3
5,215.6
49.8
(377.9) 12.9
(164.6)
(2,626.9)
3,888.2
Other material non-cash items included in segment
profit/(loss):
Depreciation and amortisation (3.9) (2,376.7)
(161.3)
(75.3) (23.6)
(202.4)
-
(2,843.2)
Impairments of assets recognised -
-
-
(268.4) -
-
-
(268.4)
Assets
Reportable segment assets 10,979.8
19,409.5
1,416.6
532.4
111.1
1,936.3
(11,790.9)
22,594.8
Included in reportable segment assets :
Additions to property, plant and equipment and
intangible assets
23.2
2,776.8
233.6
114.9
9.8
335.5
-
3,493.8
Non-current assets other than financial
instruments and deferred taxation
9.6
9,460.8
1,107.3
425.1
88.2
1,570.2
825.8
13,487.0
Liabilities
Reportable segment liabilities (5,717.5) (14,545.7)
(787.0)
(989.4) (51.3)
(1,934.9)
9,318.9
(14,706.9)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

42.   SEGMENTAL INFORMATION (CONTINUED)
2006
Other
Rm
South
Africa
Rm
Tanzania
Rm
Mozambique
Rm
Lesotho
Rm
DRC
Rm
Eliminations
Rm
Total
Rm
Segment revenue
274.2 31,089.8 1,311.8 158.3 170.1 1,334.2 -
34,338.4
Inter-segment revenue (274.2) (8.5) (5.2) (5.3) (1.6) (1.1) -
(295.9)
External customers segment revenue
- 31,081.3 1,306.6 153.0 168.5 1,333.1 -
34,042.5
Airtime and access - 18,169.2 988.9 71.8 120.9 735.0
-
-
20,085.8
Data revenue - 1,884.8 108.0 3.5 15.8 25.5 -
2,037.6
Interconnect revenue - 6,141.6 188.0 57.5 26.5 283.2 -
6,696.8
Equipment sales - 3,902.4 5.4 0.4 4.2 73.2 -
3,985.6
International airtime - 720.8 14.3 19.5 0.7 215.9 -
971.2
Other - 262.5 2.0 0.3 0.4 0.3 -
265.5
Management operating profit/(loss)
(23.3) 8,762.9 263.6 (196.8) 50.9 123.3 -
8,980.6
Net finance income/(cost) 8,306.0 (357.7) (86.1) (364.4) (0.1) (237.4) (7,899.5)
(639.2)
Taxation (679.8) (2,403.4) (31.5) - (18.3) 49.3 -
(3,083.7)
Net profit/(loss) 7,226.3 5,842.0 140.6 (508.5) 32.4 (71.4) (7,518.6)
5,142.8
Other material non-cash items included in segment
profit/(loss):
Depreciation and amortisation (2.8) (2,451.5) (201.5) (68.2) (16.0) (255.8) -
(2,995.8)
Impairments of assets reversed - - - 52.8 - - -
52.8
Assets
Reportable segment assets 14,391.1 20,642.0 1,348.6 527.2 136.8 1,992.9 (14,270.8)
24,767.8
Included in reportable segment assets :
Additions to property, plant and equipment and
intangible assets
16.5 4,383.0 321.5 121.4 25.9 273.2 -
5,141.5
Non-current assets other than financial instruments
and deferred taxation
55.7 11,902.1 950.1 396.4 101.4 1,563.4 720.4
15,689.5
Liabilities
Reportable segment liabilities (6,108.1) (17,292.4) (613.1) (1,030.3) (52.1) (2,527.9) 11,528.4
(16,095.5)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

42.   SEGMENTAL INFORMATION (CONTINUED)
2007
Other
Rm
South
Africa
Rm
Tanzania
Rm
Mozambique
Rm
Lesotho
Rm
DRC
Rm
Eliminations
Rm
Total
Rm
Segment revenue
388.4 37,050.2 1,729.3 269.0 227.5 1,914.4 -
41,578.8
Inter-segment revenue
(388.4) (11.6) (7.4) (10.0) (2.1) (12.9) -
(432.4)
External customers segment revenue - 37,038.6 1,721.9 259.0 225.4 1,901.5 -
41,146.4
Airtime and access - 21,045.3 1,282.4 131.6 165.3 1,082.9 -
23,707.5
Data revenue - 3,112.9 146.5 8.1 22.5 51.7 -
3,341.7
Interconnect revenue - 7,058.0 257.8 80.1 31.7 408.0 -
7,835.6
Equipment sales - 4,604.9 19.4 4.4 4.2 66.2 -
4,699.1
International airtime - 961.8 15.4 34.6 1.3 292.7 -
1,305.8
Other - 255.7 0.4 0.2 0.4 - -
256.7
Management operating profit/(loss)
46.8 10,383.6 347.0 (154.1) 74.9 284.8 -
10,983.0
Net finance income/(cost) 3,346.4 (475.3) (43.6) 34.5 (0.8) (287.8) (3,037.2)
(463.8)
Taxation (799.2) (2,922.0) (112.1) (42.0) (18.9) 58.2 -
(3,836.0)
Net profit/(loss) 2,102.9 6,870.4 190.7 (184.4) 55.2 47.4 (2,522.2)
6,560.0
Other material non-cash items included in segment
profit/(loss):
Depreciation and amortisation (2.2) (2,688.6) (237.8) (84.8) (22.1) (325.7) -
(3,361.2)
Impairments of assets - - - (22.9) - - -
(22.9)
Assets
Reportable segment assets 13,183.2 23,207.0 2,424.4 690.9 169.5 2,692.0 (13,896.8)
28,470.2
Included in reportable segment assets :
Additions to property, plant and equipment and
intangible assets
182.3 5,458.3 957.6 85.2 25.0 506.0 -
7,214.4
Non-current assets other than financial instruments
and deferred taxation
230.1 14,949.8 1,864.9 459.4 104.3 2,036.1 604.1
20,248.7
Liabilities
Reportable segment liabilities (7,693.4) (16,746.1) (1,123.0) (1,261.2) (66.2) (3,272.7) 11,339.4
(18,823.2)

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

43.    INTERESTS IN SUBSIDIARIES
The information discloses interests in subsidiaries material to the financial position of the Group. The interest in the ordinary share capital is representative of the voting power.

RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho; MZ – Mozambique; DRC – Democratic Republic of the
Congo; MAU – Mauritius; C – Cellular; MSC – Management services company; PROP – Property company;
OTH - Other

* Dormant as at March 31, 2007.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

43.   INTERESTS IN SUBSIDIARIES (CONTINUED)
Issued share sapital
Interest in issued ordinary
share capital
Country of
incorporation
2005
2006
2007
2005
%
2006
%
2007
%
Cellular network operators
Vodacom (Proprietary)
Limited (C)
RSA
R100 R100 R100 100 100 100
Vodacom Lesotho
(Proprietary) Limited (C)
LES
M4,180 M4,180 M4,180 88.3 88.3 88.3
Vodacom Tanzania Limited
(C)
TZN
TZS10,000 TZS10,000 TZS10,000 65 65 65
VM, S.A.R.L. (C) MZ
US$60,000,000  US$60,000,000 US$60,000,000
98 98 98
Vodacom Congo (RDC)
s.p.r.l(C)
DRC
US$1,000,000
US$1,000,000     US$1,000,000
51 51 51
Service providers
Vodacom Service Provider
Company (Proprietary)
Limited (C)
RSA
R20 R20 R20 100 100 100
Smartphone SP (Proprietary)
Limited (C)
RSA
R20,000 R20,000 R20,000 51 51 70
Smartcom (Proprietary)
Limited (C)
RSA
R1,000 R1,000 R1,000 43.7 43.7 61.7
Cointel V.A.S. (Proprietary)
Limited (C)
RSA
- R10,204 R10,204 - 51 70
Other
VSP Holdings (Proprietary)
Limited (MSC)
RSA
R1,020 R1,020 R1,020 100 100 100
Vodacom Satellite Services
(Proprietary) Limited (OTH)*
RSA
R100 R100 R100 100 100 100
GSM Cellular (Proprietary)
Limited (OTH) *
RSA
R1,200 R1,200 R1,200 100 100 100
Vodacom Venture No. 1
(Proprietary) Limited (MSC) *
RSA
R810 R810 R810 100 100 100
Vodacom Equipment
Company (Proprietary)
Limited (OTH) *
RSA
R100 R100 R100 100 100 100
Vodacare (Proprietary)
Limited (C) *
RSA
R100 R100 R100 100 100 100
Vodacom International
Holdings (Proprietary) Limited
(MSC)
RSA
R100 R100 R100 100 100 100
Vodacom International
Limited (MSC)
MAU
US$100 US$100 US$100 100 100 100
Vodacom Properties No.1
(Proprietary) Limited (PROP)
RSA
R100 R100 R100 100 100 100
Vodacom Properties No.2
(Proprietary) Limited (PROP)
RSA
R1,000 R1,000 R1,000 100 100 100
Stand 13 Eastwood Road
Dunkeld West (Proprietary)
Limited (PROP)
RSA
R100 R100 R100 51
51 70
Ithuba Smartcall (Proprietary)
Limited (OTH)
RSA
R100 R100 R100 26.5 26.5 36.4
Smartcall Smartlife
(Proprietary) Limited (OTH)
RSA
- - R100 - - 63.0
Vodacom Tanzania Limited
(Zanzibar) (OTH) *
TZN
TZS10,000 TZS10,000 TZS10,000 100 100 100
Joycell Shops (Proprietary)
Limited (OTH) *
RSA
R100 R100 R100 100 100 100
Marble Gold Investments
(Proprietary) Limited (OTH) *
RSA
- R100 R100 - 100 100
Vodacom Ventures
(Proprietary) Limited (OTH)
RSA
- R120 R120 - 100 100

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

44.    INTERESTS IN JOINT VENTURES
The introduction of Mobile Number Portability (“MNP”) as mandated by the Independent Communications Authority of
South Africa in terms of Section 96 of the Telecommunications Act of 1996 was set for commencement, July 1, 2006. In response to the introduction of MNP it was necessary for the formation of a company to provide all the services necessary to allow the existing three incumbent mobile operators to offer MNP.

National Porting Company (Proprietary) Limited was formed for the express purpose of providing all the necessary services required for MNP by Vodacom, MTN and Cell C.

National Porting Company (Proprietary) Limited is owned equally by all three operators and they contributed the required necessary financial resources directly proportional to their shareholding. MNP was officially launched on November 10,
2006.

Effective September 20, 2006, Vodacom (Proprietary) Limited acquired a 33.3% stake in National Porting Company
(Proprietary) Limited by acquiring 100 shares for R1. Each shareholder advanced to National Porting Company
(Proprietary) Limited funding by way of shareholders loans. As at March 31, 2007 the shareholder loan balance was
R6.0 million (Note 18).
National
Porting
Company
(Proprietary)
Limited
Interest held
33%
Rm
The Group’s proportionate share of assets and liabilities:
Property, plant and equipment
*
Intangible assets 6.3
Current assets
2.2
Total assets 8.5
Long-term liabilities (6.0)
Inter company creditors (3.0)
Current liabilities (0.6)
Net liabilities
(9.6)
The Group’s proportionate share of revenue and expenditure:
Revenue
0.4
Loss before taxation
(1.1)
Taxation
-
Net loss
(1.1)
The Group’s proportionate share of cash flows:
Net cash flows from operating activities
(1.0)
Net cash flows utilised in investing activities (7.0)
Net cash flows from financing activities
9.0
Net cash flow
1.0
The Group’s proportionate share of contingent liabilities and capital commitments:
Contingent liabilities
-
Capital commitments
-
* Amounts less than R50 000

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

45.   US GAAP INFORMATION
The consolidated annual financial statements have been prepared in accordance with IFRS, which differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The Group
adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised): Share-Based Payments
(“SFAS 123(R)”) as of April 1, 2006 on a modified retrospective basis. The reconciliations below reflect the impacts of this change in accounting principle. Further information regarding this change is presented in note (a) below. The effect of applying US GAAP principles to net profit and shareholders’ equity is set out below along with an explanation of applicable differences between IFRS and US GAAP:

Notes
2005
Rm
2006
Rm
2007
Rm
Net profit as reported in accordance with IFRS – restated
3,888.2 5,142.8 6,560.0
Attributable to minority interests (j) (30.8) (116.7) (217.6)
Net profit attributable to equity shareholders
3,857.4 5,026.1 6,342.4
Adjustments increasing/(decreasing) net profit:
Business combinations (m) (4.8) - (7.2)
Derivative financial instruments
7.8 7.8 7.8
Income taxation – other differences
(f)
(98.7) (201.1) (37.9)
Impairment (k) - (59.9) 22.8
Inventory write down reversal (n) - - (18.6)
Put option revaluation (o) - - 249.3
Net profit in accordance with US GAAP – as adjusted
3,761.7 4,772.9 6,558.6
Total equity as reported in accordance with IFRS –
restated
7,887.9 8,672.3 9,647.0
Attributable to minority interests (j) (128.7) (283.3) (221.2)
Equity attributable to equity holders of the parent
7,759.2 8,389.0 9,425.8
Adjustments increasing/(decreasing) shareholders’ equity:
Business combination (m) - - (7.2)
Goodwill – amortisation of taxation rate difference (f) (17.7) (17.7) (17.7)
Goodwill – non-amortisation (b) 194.6 194.6 194.6
Goodwill – accumulated translation differences (c) (10.3) (10.6) (6.0)
Income taxation – other differences (f) (1,076.0) (1,274.2) (1,309.2)
Inventory write down reversal (n) - - (18.6)
Impairment (k) - (59.9) (37.1)
Shareholders’ equity in accordance with US GAAP – as
adjusted
6,849.8 7,221.2 8,224.6

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

45.    US GAAP INFORMATION (CONTINUED)
SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP
Notes
2005
Rm
2006
Rm
2007
Rm
Movements in shareholders’ equity in accordance with US GAAP
Balance at beginning of the year – as previously reported 6,727.9 6,881.7 -
Adjustments (Note 45 a) (22.3) (31.9) -
Balance at beginning of the year – restated 6,705.6 6,849.8 7,221.2
Net profit for the year
3,761.7
4,772.9
6,558.6
Dividends declared (3,400.0) (4,500.0) (5,400.0)
Foreign currency translation reserve adjustment (61.4) 103.4 99.0
Acquired reserves from the minorities of Vodacom
Congo (RDC) s.p.r.l.
(151.3) - -
Gain on derivatives – reclassified to earnings, net of
taxation
(4.8) (4.9) (4.9)
Put option liability revaluation - - (249.3)
Balance at end of the year 6,849.8 7,221.2
8,224.6
(a)  Deferred bonus incentive scheme
Under IFRS, the total value of deferred bonus entitlements as calculated at the end of each financial period is based on the net present value of expected future cash payments as determined under the bonus formula over the vesting period.

Under US GAAP the Group previously accounted for the deferred bonus incentive scheme, in accordance with FIN 28::
Accounting for Stock Appreciation Rights and Other Variable Stock Option Awards Plans an Interpretation of APB
Opinions no. 15 and 25 (“FIN 28*”), whereby compensation costs were recognised over the service period or the vesting period if the service period was not defined, based upon the undiscounted value of the entitlements.

In 2007, the Group changed its accounting policy related to the accounting for the deferred bonus scheme. The Group adopted SFAS 123(R) as of April 1, 2006 on a modified retrospective basis. While SFAS 123(R) only addresses stock based compensation; it also superseded FIN 28, which the Group had been applying by analogy. Accordingly, the Group changed its accounting policy to align its US GAAP accounting with the IFRS treatment.

The impact of this change in accounting policy decreased net profit with R3.7 million and R9.6 million for the years ended
March 2006 and 2005, respectively.
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
2005
Rm
2006
Rm
2007
Rm
Included in total goodwill reported under IFRS 413.5 483.9
931.2
Goodwill not amortised under US GAAP 205.0 205.0
205.0
Business combination (Note 45 m) 136.0 136.0
28.1
Additional goodwill – income taxation rate change (Note 45 f) 71.5 50.5
71.9
Translation difference on goodwill balance (10.3) (10.6)
(6.0)
As adjusted under US GAAP 815.7 864.8 1,230.2

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

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
Under US GAAP, upon adoption of SFAS 133, the difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been cash flow type hedges but do not qualify as hedges under
SFAS 133, is recognised as a cumulative effect adjustment of other comprehensive income in the year SFAS 133 is initially applied. This amount is subsequently released into earnings in the same period or periods during which the hedged transaction affects earnings. During the year ended March 31, 2007 R7.8 million (2006: R7.8 million;
2005: R7.8 million) was released into earnings. The difference between previous carrying amounts and fair value of derivatives, which prior to the adoption of SFAS 133 had been fair value type hedges, is recognised as a cumulative effect adjustment in earnings. Changes in fair value of derivatives acquired after April 1, 2001 are recorded in the consolidated income statement.
The Group’s interest rate swaps are classified as trading instruments under IFRS. Under US GAAP, such swaps are classified based on the maturity date of the swaps. Accordingly, some swaps are classified as long-term under US GAAP.
(f)   Income taxation – other differences
Under IFRS, current and deferred taxation assets and liabilities are measured using taxation rates enacted unless announcements of taxation rates by the government have the substantive effect of actual enactment. The Group’s deferred taxation assets and liabilities at March 31, 2005 were recorded at the substantially enacted taxation rate of 29%.
The taxation rate in South Africa varies depending on whether income is distributed. Upon distribution an additional taxation Secondary Taxation on Companies (“STC”) of 12.5% is due based on the amount of the dividends net of the STC credit for dividends received during a dividend cycle.
In conformity with IFRS, the Group reflects the STC as a component of the income taxation charge for the period in which dividends are declared. IFRS also requires that deferred taxation be provided for at the undistributed rate of 29%.
For the purpose of US GAAP, under SFAS 109: Accounting for Income Taxes (“SFAS 109”), measurement of current and deferred taxation liabilities and assets is based on provisions of the enacted taxation law; the effects of future changes in taxation laws or rates are not anticipated. Therefore, the enacted rate of 30% was used for all taxation amounts (prior to the calculation of STC) until the change in the taxation law became enacted during the Group’s fiscal year ended
March 31, 2006. Temporary differences should be tax effected using the taxation rate that will apply when income is distributed, i.e. an effective rate of 36.89% (2006: 36.89%; 2005: 37.78%) including STC.
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

In addition, SFAS 109 prohibits recognition of deferred taxation assets or liabilities that under SFAS 52: Foreign Currency
Translation (“SFAS 52”) are remeasured from local currency into the functional currency using historical exchange rates and that result from either changes in exchanges rates or indexing for taxation purposes. The functional currency of
Vodacom Congo (RDC) s.p.r.l. is the USD and it benefits from indexing for local Democratic Republic of the Congo taxation purposes which gives rise to a deferred taxation loss for IFRS purposes of R98.5 million at March 31, 2007
(2006: R100.9 million benefit), that is not recognised under US GAAP.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

45.   US GAAP INFORMATION (CONTINUED)
(g)   Deferred taxation
The taxation effects of the US GAAP adjustments have been calculated based on the enacted taxation rate of 36.89%
(2006: 36.89%; 2005: 37.78%).
A reconciliation of the deferred taxation balances under IFRS to the approximate amounts determined under US GAAP, where materially different, is as follows:
2005
Rm
2006
Rm
2007
Rm
Net deferred taxation liabilities:
As reported under IFRS 164.0 304.7
371.2
Additional temporary differences (Note 45 d) 38.9 37.7
136.4
Business combination (Note 45 m) (62.4) (41.0)
12.7
Income taxation – other difference (Note 45 f) 1,165.2 1,342.4
1,398.8
As adjusted under US GAAP 1,305.7 1,643.8 1,919.1
Under IFRS, deferred taxation assets on deductible temporary differences are only recognised to the extent that it is probable that the future taxable profit will allow the deferred taxation asset to be recovered.
Under US GAAP, deferred taxation assets are recognised on all temporary differences. A valuation allowance is recognised if it is more likely than not that the asset will not be recovered. For US GAAP purposes, an additional deferred taxation asset and a corresponding valuation adjustment allowance of R363.0 million (2006: R279.4 million;
2005: R109.3 million) have no effect on the net shareholder’s equity for the current year.
(h)   Capitalised interest
Under IFRS, interest cost incurred during the construction period is expensed as incurred.
Under US GAAP, interest cost incurred during the construction period (i.e. period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) is capitalised. The capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life. Capitalised interest was nil for the years ended March 31, 2007, 2006 and 2005 as the effect of capitalising interest, as compared with the effect of expensing interest, was not material.
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
In 2007 the Group proportionately consolidated National Porting Company (Proprietary) Limited (“NPC”). The summarised financial statement information for NPC relating to the Group’s pro rata interest is set out in Note 44. Under US GAAP, the
Group’s share of losses of NPC does not exceed the carrying amount of the investment in the joint venture.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

45.   US GAAP INFORMATION (CONTINUED)
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
(k)   Impairment
In 2006, the Group reversed an impairment loss under IFRS, which is not allowed under US GAAP.
In 2007, the Group recognised an impairment loss under IFRS related to its operations in Mozambique. Under US GAAP, the Group evaluates the recoverability of long-lived assets, using undiscounted cash flows and determined that the carrying amount of the assets in Mozambique were recoverable. As a result, the IFRS impairment loss was not recognised under US GAAP.
(l)   Comprehensive income
Comprehensive income under US GAAP and accumulated other comprehensive income balances under US GAAP are summarised as follows:
2005
Rm
2006
Rm
2007
Rm
Net income under US GAAP
3,761.7 4,772.9
6,558.6
Other comprehensive income /(loss):
Foreign currency translation adjustment (61.4)
103.4                          99.0
Gain on derivatives - reclassified to earnings net of tax (4.8)
(4.9)                         (4.9)
Other comprehensive income/(loss) (66.2)
98.5                          94.1
Comprehensive income 3,695.5
4,871.4                    6,652.7
Accumulated other comprehensive income balances:
Cumulative foreign currency translation adjustments (408.2) (304.8) (205.8)
Cumulative effect adjustment of adoption of SFAS 133 18.0 13.1
8.2

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

45.   US GAAP INFORMATION (CONTINUED)
(m)  Business combinations
Under IFRS, the Group elected to fair value 100% of the assets acquired and liabilities assumed, including minority interests. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill.

Under US GAAP, the Group fair values the percentage of the assets acquired, liabilities assumed and contingent liabilities, excluding minority interests. Similar to IFRS, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed should be recognised as an asset referred to as goodwill. As a result, the carrying amount of the goodwill for US GAAP purposes is adjusted to reflect the different values assigned to the intangibles.

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

During the 2007 financial year, the Group acquired non-controlling interests in several of its subsidiaries. The Group’s
IFRS accounting policy is to account for such transactions using the “parent entity extension method”. Under this method, the assets and liabilities of the subsidiary were not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition was therefore reflected as goodwill. Under US GAAP, these were accounted for using the purchase method. The acquired assets and liabilities were recorded at fair value, resulting in additional amortisation under US GAAP. The minority interest allocation under US GAAP is also difference from that under
IFRS.
(n)   Inventory write-downs
During the 2007 financial year, the Group reversed inventory write downs which had been recognised in previous years.
US GAAP prohibits the reversal of inventory write downs

(o)   Put option revaluation

Under IFRS, the redemption amount of the Congolese Wireless Networks s.p.r.l. put option (Note 39) is recorded as a liability, with changes in this amount recorded through the consolidated income statement. Under US GAAP, the obligation under the put option is accounted for by analogy to EITF D-98: Classification and Measurement of Redeemable
Securities (“EITF D-98”) with the carrying value of the minority interest being increased to the redemption amount. The
Group has elected to record the changes in the redemption amount directly in retained earnings.
(p)   Revenue recognition
Under US GAAP, the Group applies Emerging Issues Task Force (“EITF”) No. 00-21: Revenue Arrangements with
Multiple Deliverables (“EITF 00-21”) to its revenue arrangements with multiple deliverables. This application has not resulted in a difference between the revenue recognised under US GAAP and IFRS.
(q)   Recent accounting pronouncements
The FASB has issued Statement 157: Fair Value Measurements (“SFAS 157”) that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this
Statement does not require any new fair value measurements. However, for some entities, the application of this
Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is currently evaluating the impact of SFAS 157 on its results of operations, financial position and cash flows

On September 29, 2006, the FASB issued FASB Statement No. 158: Employers' Accounting for Defined Benefit Pension
and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R (“SFAS 158”). This new
standard requires an employer to: (a) recognise in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); (c) recognise changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organisation; and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

45.   US GAAP INFORMATION (CONTINUED)
(q)   Recent accounting pronouncements (continued)

The requirement to recognise the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, for entities with publicly traded equity securities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Group does not expect the adoption of SFAS 158 to have a material impact on its operations, financial position or cash flows.

On February 15, 2007, the FASB issued Statement 159: The Fair Value Option for Financial Assets and Financial
Liabilities - including an amendment of FASB Statement No. 115 (“SFAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS159, entities that elect the fair value option will report unrealised gains and losses in earnings. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs, as discussed in paragraph 9 of the Statement. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Group is currently evaluating the impact of SFAS 159 on its results of operations, financial position and cash flows.

The FASB has issued FIN 48: Accounting for Uncertainty in Income Taxes – an interpretation of FASB 109 (“FIN 48”) to clarify the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with
Statement 109: Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15,
2006. The Group is currently evaluating the impact of FIN 48 on its results of operations, financial position and cash flows.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

46.   NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS
Accounting pronouncements adopted at March 31, 2007
The Group adopted the following revised and new International Financial Reporting Standards prior to their effective dates in the current financial year:
IFRS 8 Operating Segments
IFRIC 8 Scope of IFRS 2
The Group adopted the following revised and new International Financial Reporting Standards in accordance with their effective dates during the current financial year:
IAS 21 (revised) The Effects of Changes in Foreign Exchange Rates
IAS 39 (revised) Financial Instruments: Recognition and Measurement
IFRIC 7 Applying the Restatement Approach under IAS 29
AC 502 Substantively Enacted Tax Rates and Tax Laws
The adoption of IFRIC 7, IFRIC 8 and IAS 39 had no impact on the Group’s results or cash flow information for the year ended March 31, 2007.
Refer to Note 23 for the effect of the above adoption of IAS 21 (revised) on the financial statements. The adoption of the other above mentioned standards did not impact the financial statements.
Accounting pronouncements not adopted at March 31, 2007
In August 2005 the IASB amended IAS 1: Presentation of Financial Statements (“IAS 1”) to add requirements for disclosure about capital. These disclosure requirements include the entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements and if it has not complied, the consequences of such non-compliance.
These disclosure requirements apply to all entities, effective for annual periods beginning on or after January 1, 2007, with earlier adoption encouraged.
The Group will adopt the revised IAS 1 during the 2008 financial year and is currently evaluating the effects of the standard.
In August 2005 the IASB issued IFRS 7: Financial Instruments: Disclosures (“IFRS 7”). The standard is effective for annual periods commencing on or after January 1, 2007. The standard adds certain new disclosures about financial instruments to those currently required by IAS 32: Financial Instruments: Disclosure and Presentation (“IAS 32”). The
standard replaces the disclosures currently required by IAS 30: Disclosures in the Financial Statements of Banks and
Similar Financial Institutions (“IAS 30”). The standard therefore combines all of those financial instruments disclosures together in a new standard.
The Group will adopt IFRS 7 during the 2008 financial years and is currently evaluating the effects of the standard.
In March 2006 the IASB issued IFRIC 9: Reassessment of Embedded Derivatives (“IFRIC 9”). The interpretation is effective for annual periods beginning on or after June 1, 2006. IAS 39: Financial Instruments: Recognition and
Measurement (“IAS 39”) requires an entity, when it first becomes a party to a hybrid contract, to assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives.
IFRIC 9 addresses:
º Whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment be reconsidered throughout the life of the contract.
º Whether a first-time adopter of IFRSs should make its assessment on the basis of the conditions that existed when the entity first became a party to the contract, or those prevailing when the entity adopts IFRSs for the first time.
The Group will adopt IFRIC 9 during the 2008 financial years and is currently evaluating the effects of the interpretation.

VODACOM GROUP (PROPRIETARY) LIMITED
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
MARCH 31, 2007

46.   NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS (CONTINUED)
Accounting pronouncements not adopted at March 31, 2007 (continued)
In July 2006 the IASB issued IFRIC 10: Interim Financial Reporting and Impairment (“IFRIC 10”) effective for annual periods beginning on or after November 1, 2006. The Interpretation addresses an apparent conflict between the requirements of IAS 34: Interim Financial Reporting (“IAS 34”) and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets.

IFRIC 10 concludes that:
º
An entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost; and
º
An entity shall not extend this consensus by analogy to other areas of potential conflict between IAS 34 and other standards.

The Group will adopt IFRIC 10 during the 2008 financial year and is currently evaluating the effect of the interpretation.

In November 2006 the IASB issued IFRIC 11: IFRS 2 Group and Treasury Share Transactions (“IFRIC 11”) effective for annual periods beginning on or after March, 1 2007. The Interpretation clarifies the application of IFRS 2: Share-based
Payment to certain share-based payment arrangements involving the entity’s own equity instruments and to arrangements involving equity instruments of the entity’s parent. IFRIC 11 concluded that when an entity receives services as consideration for rights to its own equity instruments, the transaction should be accounted for as equity-
settled.

The Group will adopt IFRIC 11 during the 2008 financial year and is currently evaluating the effect of the interpretation.

In November 2006 the IASB issued IFRIC 12 Service Concession Arrangements (“IFRIC 12”)effective for annual periods beginning on or after January 1, 2008. The Interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The Interpretation states that for arrangements falling within its scope (essentially those where the infrastructure assets are not controlled by the operator), the infrastructure assets are not recognised as property, plant and equipment of the operator.
Rather, depending on the terms of the arrangement, the operator will recognise:
º
A financial asset (where the operator has an unconditional right to receive a specified amount of cash or other financial asset over the life of the arrangement); or
º
An intangible asset (where the operator’s future cash flows are not specified – e.g. where they will vary according to usage of the infrastructure asset); or
º
Both a financial asset and an intangible asset where the operator’s return is provided partially by a financial asset and partially by an intangible asset.

The Group will adopt IFRIC 12 during the 2009 financial year and is currently evaluating the effect of the interpretation.

In March 2007 the IASB issued a revision to IAS 23: Borrowing Costs (“IAS 23”) effective for annual periods beginning on or after January 1, 2009. The revised Standard removes the option of recognising immediately as an expense those borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The revised
Standard does not apply to borrowing costs directly attributable to the acquisition, construction or production of qualifying assets measured at fair value or inventories that are manufactured, or otherwise produced, in large quantities on a repetitive basis.

The Group will adopt the revised IAS 23 during the 2010 financial year and is currently evaluating the effects of the standard.

AC 503 Accounting for BEE transactions (“AC 503”) deals with black economic empowerment transactions where the fair value of cash and other assets received is less than the fair value of the equity instruments granted to the black economic empowerment candidates. Furthermore, AC 503 only applies where the difference is as a result of the entity obtaining black economic empowerment equity credentials. This standard is effective for periods beginning on or after May 1, 2006
The Group will adopt AC 503 during the 2008 financial year and is currently evaluating the effect of the standard.