Form 20-F
period 2007-07-18
TELKOM SA LTD
filed 2008-07-21
CIK 1214299

As filed with the Securities and Exchange Commission on July 18, 2008
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
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
Company Secretary: Sandi Linford (27)(12)311 7743; (27)(12)311 4777, Private Bag X881, Pretoria 0001
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
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
Ordinary Shares, par value R10 per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 499,441,985
Class A Ordinary Share, par value R10 per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Class B Ordinary Share, par value R10 per share . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [ ]
International Financing Standards as issued
Other [ ]
by the International Accounting Standards Board [x]
If “other” has been checked in response to this previous question indicate by check mark which financial statement item the registrant has elected to follow.
[ ] Item 17
[ ] Item 18
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
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
Many of the statements included in this annual report, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the
U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding our mobile and other strategies future financial position and plans, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”,
“anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking.
These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements.
Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information – Risk Factors”, including, but not limited to, any changes to our mobile strategy and Vodacom holdings and our ability to successfully implement such strategy and organizational changes thereto, increased competition in the South
African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions, developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Telkom’s and Vodacom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of
Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-
selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of
Communication-Related Information Act and the impact of these requirements on our business;

Telkom’s ability to comply with the South African Public Finance Management Act and South African
Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the
Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us.
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

PART II

PART III

PART I
Item 1.
Identity of directors, senior management and advisors
Not applicable.
Item 2.
Offer statistics and expected timetable
Not applicable.
Item 3. Key information
SELECTED HISTORICAL CONSOLIDATED FINANCIAL
AND OTHER DATA OF THE TELKOM GROUP
The following table sets forth selected historical consolidated financial and other data of the
Telkom Group as of and for each of the periods set forth therein. Information in the following table includes our 50% interest in the results, assets, liabilities and equity of Vodacom, which we proportionately consolidate. Unless otherwise indicated, fixed-line statistical data is derived from the results of operations of our fixed-line segment, which provides fixed-line voice and data communications services through Telkom. Telkom’s mobile segment provides mobile services through its 50% joint venture interest in Vodacom. Telkom’s other segment provides directory services, through our 64.9% owned subsidiary, TDS Directory Operations, fixed, mobile, long distance and international communications services throughout Nigeria, through our 75% owned subsidiary, Multi-Links, internet services outside South Africa through our wholly owned subsidiary, Africa Online, and wireless data services through our wholly owned subsidiary, Swiftnet, and also includes Telkom Media.
The following selected historical consolidated financial data of the Telkom Group as of and for each of the three years ended March 31, 2008 was derived from the Telkom Group’s consolidated financial statements included in this annual report, which have been audited by Ernst & Young Inc.,
Registered Auditors, Chartered Accountants (SA). The following selected historical consolidated financial data of the Telkom Group as of and for each of the two years ended March 31, 2005 and
2004 was derived from the Telkom Group’s consolidated financial statements not included in this annual report, which have also been audited by Ernst & Young Inc., Registered Auditors, Chartered
Accountants (SA).
The consolidated financial statements of the Telkom Group have been prepared in accordance with International Financial Reporting Standards, or IFRS, which differs in certain respects from
U.S. Generally Accepted Accounting Principles, or U.S. GAAP. As permitted by Release Number
33-8879 issued by the U.S. Securities and Exchange Commission, or SEC, and the rules promulgated pursuant thereto, the Telkom Group’s consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board, or IASB, and accordingly, the Telkom Group has not included in this Annual Report on Form 20-F, a reconciliation of its consolidated financial statement from IFRS to U.S. GAAP.
EBITDA represents net profit for the year, which includes profit on sale of investments, before taxation, finance charges, investment income and depreciation, amortization, impairment and write-offs. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a U.S. GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with U.S. GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same. In addition, the calculation of EBITDA for the maintenance of our covenants contained in our TL20 bond is based on accounting policies in use, consistently applied, at the time the indebtedness was incurred. As a result, EBITDA for purposes of those covenants is not calculated in the same manner as it is calculated in the table below.
Fixed access lines are comprised of public switched telecommunications network lines, or PSTN lines, including integrated services digital network channels, or ISDN channels, prepaid lines, ADSL lines and public and private payphones, but excluding internal lines in service. We calculate fixed-line penetration, or teledensity, based on the total number of telephone lines in service at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid year in the periods indicated as published by Statistics South Africa, a South
African governmental department. We calculate fixed-line traffic, other than international outgoing mobile traffic, international interconnection traffic and international voice over internet protocol traffic, by dividing traffic operating revenue for the particular category by the weighted average tariff for such category during the relevant period. Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the traffic registered through the respective exchanges and reflected in international interconnection invoices. International voice over internet protocol traffic is based on the traffic reflected in invoices. We calculate revenue per fixed access line by dividing total fixed-line revenue during the period by the average number of fixed access lines in service during the period. We calculate our number of fixed-lines per fixed-line employee on the basis of fixed access lines in service at period end divided by the number of employees of Telkom at period end.
Rand amounts as of and for the year ended March 31, 2008 have been translated into U.S.
Dollars solely for your convenience at R8.14 per U.S.$1.00, the Rand noon buying rate discussed in
Item 3. “Key Information – Exchange Rates” on March 31, 2008, the date of the Telkom Group’s most recent consolidated balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into U.S. Dollars at these rates or at all.
You should read the following information together with Item 3. “Key Information – Risk Factors”,
Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.

THE TELKOM GROUP
Year ended March 31,
  2004
  2005
  2006
  2007
  2008
  2008

  ZAR
  ZAR
  ZAR
  ZAR
  ZAR
  U.S.D
(in millions, except per share amounts)
Income Statement Data
Amounts in accordance with IFRS
Operating revenue . . . . . . . . . . . .
40,582
43,160
47,625
51,619
56,285
6,915
Other income
(1)
. . . . . . . . . . . . . .
255
280
480
384
534
66
Operating expenses . . . . . . . . . . .
(31,499)     (32,179)    (33,428)    (37,533)    (42,337)
(5,201)
Employee expenses
(2)
. . . . . . . . . . . (7,408) (8,111) (7,489) (8,454) (9,220) (1,133)
Payments to other operators . . . . . . . (5,985) (6,132) (6,826) (7,590) (9,169) (1,126)
Selling, general and administrative
(3)
. . . (7,665) (8,824)    (10,273)     (12,902)    (14,409) (1,770)
Services rendered . . . . . . . . . . . . . (2,269) (2,021) (2,114) (2,291) (2,571) (316)
Operating leases . . . . . . . . . . . . . (924) (803) (850) (981) (838) (103)
Depreciation, amortization, impairments
and write-offs
(4)
. . . . . . . . . . . . . . (7,248) (6,288) (5,876) (5,315) (6,130) (753)
Operating profit . . . . . . . . . . . . .
9,338
11,261
14,677
14,470
14,482
1,780
Investment income . . . . . . . . . . . . 322 350 397 235 197 24
Finance charges
(3)
. . . . . . . . . . . . . (3,264) (1,694) (1,223) (1,125) (1,803) (221)
Profit before tax . . . . . . . . . . . . .
6,396
9,917
13,851
13,580
12,876
1,583
Taxation . . . . . . . . . . . . . . . . . . (1,738) (3,082) (4,523) (4,731) (4,704) (578)
Profit for the year . . . . . . . . . . . . .
4,658
6,835
9,328
8,849
8,172
1,005
Attributable to:
Equity holders of Telkom . . . . . . . . . 4,589 6,752 9,189 8,646 7,975 981
Minority interest . . . . . . . . . . . . . . 69 83 139 203 197 24
Weighted average number of ordinary
shares outstanding
Basic . . . . . . . . . . . . . . . . . . 557 541 526 514 510 510
Diluted . . . . . . . . . . . . . . . . . 557 543 529 516 516 516
Earnings per share (cents)
Basic . . . . . . . . . . . . . . . . . .
823.9      1,246.9       1,746.1      1,681.0     1,565.0
192.3
Diluted . . . . . . . . . . . . . . . . .
823.9      1,244.5      1,736.6      1,676.3      1,546.9
190.0
Dividends per share (cents)
(5)
. . . . . .
90.0
110.0
900.0
900.0      1,100.0
135.1
Notes:
(1)
Other income includes profit and losses on disposal of investments, property, plant and equipment and intangible assets.
(2)
Employee expenses include workforce reduction expenses of R3 million, R24 million, R88 million, R961 million and
R302 million in the years ended March 31, 2008, 2007, 2006, 2005 and 2004, respectively.
(3)
In the year ended March 31, 2003, we recorded a R117 million gain related to the R325 million provision for potential liabilities related to Telkom’s arbitration with Telcordia in terms of IAS21 and IAS39 in finance charges as a result of the strengthening of the Rand. In addition, we included a provision for interest of R40 million related to Telcordia in finance charges in the year ended March 31, 2003 and a provision for legal fees of R58 million related to Telcordia is included in services rendered in the year ended March 31, 2003. In the year ended March 31, 2004, all of these provisions were reversed due to a court ruling at that time. In the year ended March 31, 2007 we recorded a provision of R527 million for probable liabilities related to Telkom’s arbitration with Telcordia, excluding legal fees, of which R510 million is included in selling, general and administrative expenses and R11 million for interest and R6 million for foreign exchange rate effect is included in finance charges. In the year ended March 31, 2008 we increased the provision to R569 million for probable liabilities related to Telkom’s arbitration with Telcordia, including legal fees. The movement in the provision is due to increased interest of R53 million and foreign exchange rate effect of R52 million which are included in finance charges, partially offset by a provisional payment made in respect of specific sub-claims within the Telcordia claim.
(4)
Depreciation, amortization, impairments and write-offs include costs in respect of write-offs of R285 million (including a
R217 million impairment relating to Telkom Media in the 2008 financial year), R284 million, R188 million, R210 million and
R201 million in the 2008, 2007, 2006, 2005 and 2004 financial years, respectively.
(5)
Dividends per share represents dividends paid in the applicable year in respect of the prior year’s earnings and results.
As of March 31,
  2004
  2005
  2006
  2007
  2008
  2008
  ZAR
  ZAR
  ZAR
  ZAR
  ZAR
  U.S.D
(in millions)
Balance Sheet Data
Amounts in accordance with IFRS
Total assets . . . . . . . . . . . . . . . .
53,174
57,597
57,544
59,146
70,372
8,645
Current assets . . . . . . . . . . . . . . . 11,423 15,045 12,731 10,376 12,609 1,549
Cash and cash equivalents . . . . . . . 3,218 3,210 4,948 749 1,134 139
Other current assets . . . . . . . . . . 8,205 11,835 7,783 9,627 11,475 1,410
Non-current assets . . . . . . . . . . . . 41,751 42,552 44,813 48,770 57,763 7,096
Total liabilities
(6)
. . . . . . . . . . . . .
31,346
31,236
28,078
27,138
37,035
4,550
Current liabilities
(7)
. . . . . . . . . . . . . 14,639 17,366 15,687 18,584 21,931 2,694
Short-term debt
(6)(7)
. . . . . . . . . . . 4,473 5,408 4,161 6,467 7,672 943
Other current liabilities . . . . . . . . . 10,166 11,958 11,526 12,117 14,259 1,751
Non-current liabilities
(8)
. . . . . . . . . . 16,707 13,870 12,391 8,554 15,104 1,856
Long-term debt
(6)(8)
. . . . . . . . . . . 12,703 9,504 7,655 4,338 9,403 1,155
Other non-current liabilities . . . . . . . 4,004 4,366 4,736 4,216 5,701 701
Total equity
(9)
. . . . . . . . . . . . . . .
21,828
26,361
29,466
32,008
33,337
4,095
Attributable to:
Equity holders of Telkom . . . . . . . . . 21,628 26,141 29,165 31,724 32,815 4,031
Minority interest . . . . . . . . . . . . . . 200 220 301 284 522 64
Notes:
(6)
As of March 31, 2008, R141 million of our debt was guaranteed by the Government of the Republic of South Africa.
(7)
Includes short-term portion of finance leases, funding loans and interest bearing and non-interest bearing debt, as well as utilized credit facilities.
(8)
Includes long-term portion of finance leases, funding loans and interest bearing and non-interest bearing debt.
(9)
Includes share capital and share premium of R5,208 million, R5,329 million, R6,791 million, R8,293 million and
R8,293 million in the 2008, 2007, 2006, 2005 and 2004 financial years, respectively.

Year ended March 31,
  2004
  2005
  2006
  2007
  2008
  2008
  ZAR
  ZAR
  ZAR
  ZAR
  ZAR
  U.S.D
(in millions)
Cash Flow Data
Amounts in accordance with IFRS
Cash flows from operating activities . . . . 13,884 15,711 9,506 9,356 10,603 1,303
Cash flows from investing activities . . . . (5,423) (6,306)
(7,286)   (10,412)  (14,106)
(1,733)
Cash flows from financing activities . . . . (6,481) (9,897) (258) (2,920) 2,943 362
Other Data
Amounts in accordance with IFRS
EBITDA
(10)
. . . . . . . . . . . . . . . . . 16,586 17,549 20,553 19,785 20,612 2,533
Total debt (at period end)
(6)(11)
. . . . . . . 17,176 14,912 11,816 10,805 17,075 2,098
Capital expenditures excluding intangible
assets . . . . . . . . . . . . . . . . . . .
4,936 4,464 6,310 8,648 10,108 1,242
Capital expenditures including intangible
assets . . . . . . . . . . . . . . . . . . .
5,368 5,851 7,506 10,246 11,900 1,462
Notes:
(10) EBITDA can be reconciled to profit for the year as follows:
Year ended March 31,
  2004
  2005
  2006
  2007
  2008
  2008
  ZAR
  ZAR
  ZAR
  ZAR
  ZAR
  U.S.D
(in millions)
EBITDA . . . . . . . . . . . . . . . . . .
16,586
17,549
20,553
19,785
20,612
2,533
Depreciation, amortization, impairments
and write-offs . . . . . . . . . . . . . . .
(7,248) (6,288) (5,876) (5,315) (6,130) (753)
Investment income . . . . . . . . . . . . 322 350 397 235 197 24
Finance charges . . . . . . . . . . . . . . (3,264) (1,694) (1,223) (1,125) (1,803) (221)
Taxation . . . . . . . . . . . . . . . . . . (1,738) (3,082) (4,523) (4,731) (4,704) (578)
Profit for the year . . . . . . . . . . . . .
4,658
6,835
9,328
8,849
8,172
1,005
(11) Includes short-term and long-term finance leases, funding loans and interest bearing and non-interest bearing debt, as well as utilized credit facilities.

Year ended March 31,
  2004
  2005
  2006
  2007
  2008
Fixed-Line Statistical Data
Fixed access lines (thousands) (at year end)
(12)
. .
4,680
4,726
4,708
4,642
4,532
Postpaid
PSTN
(13)
. . . . . . . . . . . . . . . . . . . . . . 3,048 3,006 2,996 2,971 2,893
ISDN channels . . . . . . . . . . . . . . . . . . . 601 664 693 718 754
Prepaid . . . . . . . . . . . . . . . . . . . . . . . . 856 887 854 795 743
Payphones
(14)
. . . . . . . . . . . . . . . . . . . . . 175 169 165 158 143
Fixed-line penetration rate (%) (at year end)
(12)
. .
10.1
10.1
10.0
9.8
9.5
Revenue per fixed access line (ZAR)
(12)
. . . . . .
5,341
5,250
5,304
5,275
5,250
Total fixed-line traffic (millions of minutes)
(15)
. . .
32,942
31,706
31,015
29,323
26,926
Local . . . . . . . . . . . . . . . . . . . . . . . . 20,547 19,314 18,253 14,764 11,317
Long distance . . . . . . . . . . . . . . . . . . . 4,616 4,453 4,446 4,224 3,870
Fixed-to-mobile . . . . . . . . . . . . . . . . . . . 3,980 3,911 4,064 4,103 4,169
International outgoing . . . . . . . . . . . . . . . 427 415 515 558 635
International voice over internet protocol . . . . . 25 89 83 38 43
Interconnection . . . . . . . . . . . . . . . . . . . 3,347 3,524 3,654 3,740 3,895
Subscription based calling plans . . . . . . . . . . – – – 1,896 2,997
Data Communications Services
(at year end)
Managed network sites . . . . . . . . . . . . . . . .
9,061 11,961 16,887 21,879 25,112
Internet dial-up subscribers . . . . . . . . . . . . . .                                 142,208      202,410    228,930      210,453     242,732
Internet ADSL subscribers . . . . . . . . . . . . . .
8,559 22,870 53,997
92,140      115,334
Total ADSL subscribers
(16)
. . . . . . . . . . . . . . . 20,145
58,278    143,509      255,633     412,190
Number of full-time, Telkom employees
(at year end)
(17)
. . . . . . . . . . . . . . . . . . . .
32,358
28,972
25,575
25,864
24,879
Fixed-lines per Telkom employee
(at year end)
(12)(17)
. . . . . . . . . . . . . . . . . . .
145
163
184
180
182
Notes:
(12)  Fixed access lines are comprised of PSTN lines, including ISDN lines and payphones, but excluding Telkom internal lines in service. Each analog PSTN line includes one access channel, each basic rate ISDN line includes two access channels and each primary rate ISDN line includes 30 access channels.
(13)  Excluding ISDN channels. PSTN lines are provided using copper cable, DECT and fiber.
(14)  Includes public and private payphones.
(15) Traffic includes dial up internet traffic. Telkom has reclassified calling plans from local, long distance and fixed-to-mobile traffic into a separate line item to disclose traffic from subscription based calling plans in the 2007 and 2008 financial year.
Traffic for the 2006 financial year was not restated. Telkom has in recent years introduced calling plans as a customer retention strategy in order to defend revenues. These calling plan arrangements comprise monthly subscriptions for access line rental, value added services and free or discounted rates on calls. Traffic revenue from calling plan subscriptions was reported as part local traffic revenue in financial years prior to the 2007 financial year, as most of these calling plans related to local calls only and the amounts were insignificant. The access line rentals and value added services revenue components of calling plan arrangements are included in subscriptions and connections revenue. In response to the significant growth in calling plan arrangements, the need arose to separate traffic revenue resulting from subscription based calling plans into annuity revenue and the respective traffic revenue streams. Commencing in the
2007 financial year, subscription based calling plans revenue includes traffic annuity revenue related to calling plans.
Commencing in the 2007 financial year, discounted and out of plan traffic relating to these calling plans is disclosed under the applicable traffic revenue streams.
(16)  Excludes Telkom internal ADSL services of 751, 523, 249, 254 and 168 as of March 31, 2008, 2007, 2006, 2005 and
         2004, respectively.
(17)  Includes employees of Telkom only.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL
AND OTHER DATA OF VODACOM GROUP
The following table sets forth selected consolidated financial and other data of Vodacom as of and for each of the periods set forth therein. Information in the Vodacom table reflects 100% of Vodacom’s results of operations. Unless otherwise indicated, information with respect to Vodacom’s other African operations in the Vodacom table reflects 100% of the operations of Vodacom’s subsidiaries in
Lesotho, Tanzania and Mozambique. Vodacom Congo was fully consolidated as a subsidiary in
Vodacom’s consolidated financial statements effective April 1, 2004 after certain clauses granting the outside shareholders participating rights had been removed from the Vodacom Congo shareholders agreement. As a result, unless otherwise indicated, information with respect to Vodacom Congo in the table reflects Vodacom’s 51% interest in Vodacom Congo that was proportionately consolidated in
Vodacom’s consolidated financial statements in the year ended March 31, 2004 and 100% of
Vodacom Congo in the years ended March 31, 2008, 2007, 2006 and 2005. We proportionately consolidate our 50% interest in Vodacom in the Telkom Group’s consolidated financial statements.
Vodacom’s other operating income, direct network operating costs, depreciation, staff expenses, marketing and advertising expenses, other operating expenses, amortization of intangible assets and impairment of assets are presented as separate line items in Vodacom’s consolidated financial statements, but have been combined under the heading “operating expenses” in the table set forth below.
The following selected historical consolidated financial data of Vodacom as of and for each of the three years ended March 31, 2008 have been derived from Vodacom’s consolidated financial statements included in this annual report, which were audited by Deloitte & Touche, Registered
Auditors, Chartered Accountants (SA). The following selected historical consolidated financial data of
Vodacom as of and for each of the two years ended March 31, 2005 and 2004 was derived from
Vodacom’s consolidated financial statements not included in this annual report, which were also audited by Deloitte & Touche, Registered Auditors, Chartered Accountants (SA).
The consolidated financial statements of Vodacom have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. As permitted by Release Number 33-8879 issued by
SEC and the rules promulgated pursuant thereto, Vodacom’s consolidated financial statements comply with IFRS as issued by IASB, and accordingly, Telkom Group has not included in this
Annual Report on Form 20-F, a reconciliation of its consolidated financial statement from IFRS to
U.S. GAAP.
EBITDA represents net profit, which includes the profit on sale of investments, before taxation, finance charges, investment income and depreciation, amortization and impairments. We believe that
EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a U.S.
GAAP or IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with U.S. GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.
Vodacom’s customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as of the end of the year indicated. Vodacom’s inactive customers are defined as all customers registered on Vodacom’s network for which no revenue generating activity has been recorded for a period of three consecutive months. Vodacom’s contract customers are disconnected when they terminate their contract, or their service is disconnected due to non-payment. Prepaid customers in South Africa were disconnected if they did not recharge their vouchers after being in time window lock for four months for periods from
November and December 2002 until April 2003 and for three months from April 2003 until
December 2003. Time window lock occurs when a customer’s paid active time window, or access period expires. In December 2003, Vodacom changed the deactivation rule for prepaid customers in
South Africa to align itself with European and industry standards. From December 2003, prepaid customers in South Africa are disconnected from its network if they record no revenue generating activity within a period of 215 consecutive days. Up to June 15, 2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. Because a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity and a majority of such messages are never retrieved by the customer, resulting in estimated ARPUs of less than R1 per month, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity effective June 15, 2006. Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPUs increased during the
2007 financial year. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006. Such SIM cards were disconnected from the network after being inactive for a 215 consecutive day period. Since implementing this change, prepaid SIM cards remaining in an active state on the network, with only call forwarding to voicemail and no other revenue generating activities, increased significantly.
Vodacom therefore implemented a supplementary disconnection rule in September 2007 to disconnect inactive prepaid SIM cards after 13 months of being kept in an active state, by call forwarding to voicemail only, and not having had any other revenue generating activity on Vodacom’s network. The implementation of the supplementary disconnection rule led to the disconnection of an additional 2.9 million prepaid SIM cards in September 2007, increasing churn on the prepaid customer base to 47.9% in the 2008 financial year and resulted in higher prepaid ARPU than would have otherwise occurred.
For other African countries, each subsidiary has its own disconnection rule to disconnect inactive prepaid customers. Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom Tanzania, Vodacom Congo and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of
215 consecutive days.
Vodacom’s churn is calculated by dividing the average monthly number of disconnections during the year by the average monthly total reported customer base during the year. Vodacom’s South
African market share is derived from Vodacom’s total customers, and the total estimated mobile customers of MTN, Cell C and Virgin Mobile. Vodacom calculates penetration, or teledensity, based on the total number of customers at the end of the year per 100 persons in the population of South
Africa. Population is the estimated South African population at the mid-year in the years indicated as published by Statistics South Africa, a South African governmental department. Vodacom’s traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls. Vodacom’s average monthly revenue per customer, or ARPU, is calculated by dividing the average monthly revenue during the year by the average monthly total reported customer base during the year. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks. Vodacom’s average monthly minutes of use per customer, or average MOU, is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the year. MOU excludes calls to free services, bundled minutes and data minutes. Cumulative network capital expenditure per customer is the cumulative network capital expenditure since the launch of
Vodacom’s South African network divided by Vodacom’s average customers in South Africa for the year.

Rand amounts as of and for the year ended March 31, 2008 have been translated into Dollars solely for your convenience at R8.14 per U.S.$1.00, the Rand noon buying rate discussed in Item 3.
“Key Information – Exchange Rates,” on March 31, 2008, the date of Vodacom’s most recent consolidated balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into U.S. dollars at these rates or at all.
You should read the following information together with Item 3. “Key Information – Risk Factors,”
Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto of the Telkom Group and Vodacom Group included in this annual report.
Year ended March 31,
  2004
  2005
  2006
  2007
  2008
  2008
  ZAR
  ZAR
  ZAR
  ZAR
  ZAR
  U.S.D
(in millions)
Income Statement Data
Amounts in accordance with IFRS
Revenue
22,855
27,315
34,043
41,146
48,178
5,919
Operating expenses
(1)
(17,630)   (20,837)   (25,177)   (30,286)  (35,687)    (4,384)
Operating profit
(2)
. . . . . . . . . . . . .
5,225
6,478
8,866
10,860
12,491
1,535
Interest, dividends and other finance
income
(3)
. . . . . . . . . . . . . . . . . . 112 117 130 75 72 9
Finance cost
(3)
. . . . . . . . . . . . . . . (290) (230) (246) (370) (681) (84)
Gains/(Losses) on remeasurement and
disposal of financial instruments
(3)
. . . . . (273) 136 (523) (169) 185 23
Profit before taxation . . . . . . . . . .
4,774
6,501
8,227
10,396
12,067
1,483
Taxation . . . . . . . . . . . . . . . . . . (1,722) (2,613) (3,084) (3,836) (4,109) (505)
Net profit . . . . . . . . . . . . . . . . .
3,052
3,888
5,143
6,560
7,958
978
Attributable to:
Equity shareholders . . . . . . . . . . . . 3,026 3,857 5,026 6,342 7,812 960
Minority interest . . . . . . . . . . . . . . 26 31 117 218 146 18
___________________
Notes:
(1)
Includes other income of R156 million, R120 million, R125 million, R64 million and R58 million in the years ended
March 31, 2008, 2007, 2006, 2005 and 2004, respectively.
(2)
Operating profit and EBITDA includes an impairment of R268 million in respect of assets in Mozambique in the 2005 financial year, a reversal of the impairment loss of R53 million in the 2006 financial year due to an increase in the fair value of the assets in Mozambique due to exchange rate fluctuations and an impairment loss of R23 million and
R30 million in the 2007 and 2008 financial years in respect of the assets in Mozambique due to a decrease in the fair value of the assets.
(3)
During the 2008 financial year, Vodacom reclassified gains/(losses) on remeasurement and disposal of financial instruments from interest, dividends and other finance income and finance costs.

As of March 31,
  2004
  2005
  2006
  2007
  2008
  2008
  ZAR
  ZAR
  ZAR
  ZAR
  ZAR         U.S.D
(in millions)
Balance Sheet Data
Amounts in accordance with IFRS
Total assets
20,174
22,595
24,768
28,470
34,175
4,199
Current assets . . . . . . . . . . . . . 7,323 8,706 8,689 7,626 9,707 1,193
Cash and cash equivalents . . . . . . . 2,370 3,990 3,146 771 978 120
Other current assets . . . . . . . . . . . . 4,953 4,716 5,543 6,855 8,729 1,073
Non-current assets . . . . . . . . . . . . 12,851 13,889 16,079 20,844 24,468 3,006
Total liabilities
12,570
14,707
16,096
18,823
22,370
2,748
Current liabilities . . . . . . . . . . . . . . 10,252 11,474 13,859 15,011 17,582 2,160
Short-term debt
(4)
. . . . . . . . . . . . 1,617 2,203 3,036 1,380 3,100 381
Other current liabilities . . . . . . . . . 8,635 9,271 10,823 13,631 14,482 1,779
Non-current liabilities . . . . . . . . . . . 2,318 3,233 2,237 3,812 4,788 588
Long-term debt
(5)
. . . . . . . . . . . . 1,217 2,214 819 2,054 3,032 372
Other non-current liabilities . . . . . . . 1,101 1,019 1,418 1,758 1,756 216
Total equity
7,604
7,888
8,672
9,647
11,805
1,451
Attributable to:
Equity shareholders of Vodacom . . . . . 7,511 7,759 8,389 9,426 11,401 1,401
Minority interest . . . . . . . . . . . . . . 93 129 283 221 404 50
___________________
Notes:
(4)
Includes short-term portion of finance leases, funding loans and interest bearing and non-interest bearing debt, as well as utilized credit facilities.
(5)
Includes long-term portion of finance leases, funding loans and interest bearing and non-interest bearing debt.

Year ended March 31,
  2004
  2005
  2006
  2007
  2008
  2008
  ZAR
  ZAR
  ZAR
  ZAR
  ZAR
  U.S.D
(in millions)
Cash Flow Data
Amounts in accordance with IFRS
Cash flows from operating activities . . . . 4,790 4,150 4,501 4,858 5,125 630
Cash flows from investing activities . . . . (3,000) (3,374) (4,791) (6,584) (7,502) (922)
Cash flows from financing activities . . . . (798) (195) (108) (200) 3,234 397
Other Data
Amounts in accordance with IFRS
EBITDA
(2)(6)
. . . . . . . . . . . . . . . . 7,757 9,590 11,809 14,244 16,432 2,019
Total debt (at period end)
(7)
. . . . . . . . 2,833 4,417 3,855 3,435 6,132 753
Capital expenditures excluding intangible
assets . . . . . . . . . . . . . . . . . . .
2,891 3,288 4,699 6,137 4,952 608
South Africa . . . . . . . . . . . . . . . 1,659 2,617 3,977 4,651 3,510 431
Other African countries . . . . . . . . . 1,232 671 722 1,486 1,442 177
Capital expenditures including intangible
assets . . . . . . . . . . . . . . . . . . .
3,012 3,494 5,142 7,214 6,923 851
South Africa . . . . . . . . . . . . . . . 1,666 2,800 4,400 5,638 5,402 664
Other African countries . . . . . . . . . 1,346 694 742 1,576 1,521 187
___________________
Notes:
(6)
EBITDA can be reconciled to net profit as follows:
Year ended March 31,
  2004
  2005
  2006
  2007
  2008
  2008
  ZAR
  ZAR
  ZAR
  ZAR
  ZAR
  U.S.D
(in millions)
EBITDA . . . . . . . . . . . . . . . . . .
7,757
9,590
11,809
14,244
16,432
2,019
Depreciation, amortization and impairments (2,532) (3,112) (2,943) (3,384) (3,941) (484)
Interest, dividends and other financial income 112 117 130 75 72 9
Finance costs . . . . . . . . . . . . . . . (290) (230) (246) (370) (681) (84)
Gains/(Losses) on remeasurement and
disposal of financial instruments . . . . .
(273) 136 (523) (169) 185 23
Taxation . . . . . . . . . . . . . . . . . . (1,722) (2,613) (3,084) (3,836) (4,109) (505)
Profit for the year . . . . . . . . . . . . .
3,052
3,888
5,143
6,560
7,958
978
(7)
Includes short-term and long-term finance leases, funding loans and interest bearing and non-interest bearing debt, as well as utilized credit facilities.

Year ended March 31,
  2004
  2005
  2006
  2007
  2008
Statistical Data
South Africa
Total mobile customers (thousands)
(at year end)
(8)
. . . . . . . . . . . . . . . . . . . .
9,725
12,838
19,162
23,004
24,821
Contract . . . . . . . . . . . . . . . . . . . . . . 1,420 1,872 2,362 3,013 3,541
Prepaid . . . . . . . . . . . . . . . . . . . . . . . 8,282 10,941 16,770 19,896 21,177
Community services telephones . . . . . . . . . . 23 25 30 95 103
Total inactive mobile customers (%)
(at year end)
(9)
. . . . . . . . . . . . . . . . . . . .
n/a
7.9
8.7
10.7
10.3
Contract . . . . . . . . . . . . . . . . . . . . . . n/a 1.5 2.4 3.1 4.0
Prepaid . . . . . . . . . . . . . . . . . . . . . . . n/a 9 9.6 11.8 11.4
Gross connections (thousands) . . . . . . . . . .
4,998
6,180
9,140
10,859
12,040
Contract
(10)
. . . . . . . . . . . . . . . . . . . . . n/a 434 506 666 782
Prepaid
(10)
. . . . . . . . . . . . . . . . . . . . . . n/a 5,742 8,618 10,124 11,248
Community services . . . . . . . . . . . . . . . . 4 4 16 69 10
Churn (%) . . . . . . . . . . . . . . . . . . . . . .
36.6
27.1
17.7
33.8
42.3
Contract . . . . . . . . . . . . . . . . . . . . . . 10.1 9.1 10.0 9.7 8.3
Prepaid . . . . . . . . . . . . . . . . . . . . . . . 41.3 30.3 18.8 37.5 47.9
Market share (%) (at year end) . . . . . . . . . . .
54
56
58
58
55
Penetration (%) (at year end) . . . . . . . . . . . .
39
50
71
84
94
Total mobile traffic (millions of minutes)
(11)
. . . .
12,172
14,218
17,066
20,383
22,769
Outgoing . . . . . . . . . . . . . . . . . . . . . . 7,647 9,231 11,354 13,638 15,323
Incoming . . . . . . . . . . . . . . . . . . . . . . 4,525 4,987 5,712 6,745 7,446
ARPU (ZAR) . . . . . . . . . . . . . . . . . . . . .
177
163
139
125
125
Contract . . . . . . . . . . . . . . . . . . . . . . 634 624 572 517 486
Prepaid . . . . . . . . . . . . . . . . . . . . . . . 90 78 69 63 62
Community services . . . . . . . . . . . . . . . . 2,155 2,321 1,796 902 689
Average MOU . . . . . . . . . . . . . . . . . . . .
96
84
74
69
66
Contract . . . . . . . . . . . . . . . . . . . . . . 263 226 206 188 172
Prepaid . . . . . . . . . . . . . . . . . . . . . . . 56 52 49 47 46
Community services . . . . . . . . . . . . . . . . 3,061 3,185 2,327 1,151 883
Capital expenditure per year end customer (ZAR)
1,720
1,515
1,257
1,187
1,239
Number of mobile employees (at year end)
(12)
. . .
3,848
3,919
4,305
4,727
4,849
Number of mobile customers per mobile employee
(at year end)
(8)(12)
. . . . . . . . . . . . . . . . . . .
2,527
3,276
4,451
4,867
5,119

Year ended March 31,
  2004
  2005
  2006
  2007
  2008
Other African countries
(13)
Total mobile customers (thousands)
(at year end)
(8)
. . . . . . . . . . . . . . . . . . . .
1,492
2,645
4,358
7,146
9,173
Lesotho . . . . . . . . . . . . . . . . . . . . . . . 80 147 206 279 395
Tanzania . . . . . . . . . . . . . . . . . . . . . . 684 1,201 2,091 3,247 4,207
Democratic Republic of the Congo . . . . . . . . . 670 1,032 1,571 2,632 3,289
Mozambique . . . . . . . . . . . . . . . . . . . . 58 265 490 988 1,282
Churn (%)
Lesotho . . . . . . . . . . . . . . . . . . . . . . . 65.1 17.3 22.3 19.0 17.8
Tanzania . . . . . . . . . . . . . . . . . . . . . . 30.0 29.6 28.5 35.6 45.5
Democratic Republic of the Congo . . . . . . . . . 20.2 23.1 28.1 30.4 48.0
Mozambique . . . . . . . . . . . . . . . . . . . . 0.3 11.3 32.2 41.7 58.7
Gross connections (thousands)
Lesotho . . . . . . . . . . . . . . . . . . . . . . . 51 70 98 119 176
Tanzania . . . . . . . . . . . . . . . . . . . . . . 404 746 1,353 2,092 2,645
Democratic Republic of the Congo . . . . . . . . . 513 565 892 1,688 2,141
Mozambique . . . . . . . . . . . . . . . . . . . . 58 225 342 797 951
Penetration (%) (at year end)
(14)
Lesotho . . . . . . . . . . . . . . . . . . . . . . . 5 7 13 17 26
Tanzania . . . . . . . . . . . . . . . . . . . . . . 3 5 9 16 20
Democratic Republic of the Congo . . . . . . . . . 2 4 6 9 12
Mozambique . . . . . . . . . . . . . . . . . . . . 3 4 8 14 16
ARPU (ZAR)
Lesotho . . . . . . . . . . . . . . . . . . . . . . . 125 92 78 75 73
Tanzania . . . . . . . . . . . . . . . . . . . . . . 128 81 67 52 49
Democratic Republic of the Congo . . . . . . . . . 150 98 86 77 59
Mozambique . . . . . . . . . . . . . . . . . . . . 110 52 36 28 29
Number of employees (at year end)
(12)
. . . . . . .
761
1,074
1,154
1,522
1,992
Lesotho . . . . . . . . . . . . . . . . . . . . . . . 68 63 67 63 97
Tanzania . . . . . . . . . . . . . . . . . . . . . . 316 350 438 527 766
Democratic Republic of the Congo . . . . . . . . . 334 538 479 745 919
Mozambique . . . . . . . . . . . . . . . . . . . . 43 123 170 187 210
Number of mobile customers per mobile employee
(at year end)
(8)(12)
. . . . . . . . . . . . . . . . . . .
1,961
2,463
3,776
4,695
4,605
___________________
Notes:
(8)
Includes inactive customers.
(9)
In the 2005 financial year, a software error was identified in the calculation of inactive customers. Vodacom corrected inactive customers as of March 31, 2005. Information for prior years is unavailable.
(10)  Gross connections have been restated in the 2006 and 2005 financial years due to a change in Vodacom’s reporting policy. Conversions between categories have now been excluded from gross connections. Based on the previous policy, contract connections would have been 610 thousand in the 2005 financial year and 702 thousand in the 2006 financial year and prepaid connections would have been 5,566 thousand in the 2005 financial year and 8,422 thousand in the
2006 financial year. Information for the 2004 financial year is unavailable.
(11)  Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic. Traffic has been recalculated for the 2005 and 2004 financial years.

(12)  Vodacom had a total of 732, 581, 469, 183 and 280 temporary and contract employees as of March 31, 2008, 2007,
2006, 2005 and 2004, respectively. Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of employees of other African countries and excluded from Vodacom South Africa’s number of employees.
(13)  Includes 100% of Vodacom’s operations in the Democratic Republic of the Congo.
(14)  Penetration calculations are Vodacom estimates.

DIVIDENDS AND DIVIDEND POLICY
All of Telkom’s issued and outstanding ordinary shares, including the class A ordinary share and the class B ordinary share, rank equal for dividends. No dividend may be declared to a holder of the class A ordinary share or class B ordinary share, unless the same dividend is declared to holders of all ordinary shares. The following table sets forth information with respect to dividends paid by
Telkom. Dividends are expressed in Rands and translated, solely for the convenience of the reader, into U.S. Dollars at the Rand noon buying rate described in Item 3. “Key Information – Exchange
Rates” below on the relevant dividend payment date. The actual rate that cash dividends are converted to U.S. Dollars by the depositary may not equal the Rand noon buying rate on the dividend payment date.
On June 6, 2008, Telkom’s board of directors declared a 2008 financial year final ordinary dividend No. 13 of R6.60 per share to be paid on July 7, 2008 to shareholders registered as of July 4, 2008, which are not included in the table below. No special dividend was declared due to an increased investment in our expansion program, pressure on the fixed-line EBITDA margin and net debt levels.
Dividends paid per
Dividends paid
Total dividends
Dividend
  Ordinary Share
    per ADS
  (millions)
  cover
Year ended March 31,
  ZAR
  USD
  ZAR
  USD
  ZAR
  USD
2008
(2)
. . . . . . . . . . 11.00
(3)
1.57
(3)
44.00
(3)
6.29
(3)
5,626.6
(3)
804.9
(3)
2.0x
2007
(4)
. . . . . . . . . . 9.00
(5)
1.25
(5)
36.00
(5)
4.99
(5)
4,677.4
(5)
647.8
(5)
1.9x
2006
(6)
. . . . . . . . . . 9.00
(7)
1.30
(7)
36.00
(7)
5.22
(7)
4,801.2
(7)
695.8
(7)
1.9x
2005
(8)
. . . . . . . . . . 1.10
(9)
0.18
(9)
4.40
(9)
0.72
(9)
606.7
(9)
99.1
(9)
11.1x
2004
(10)
. . . . . . . . . 0.90
(11)
0.13
(11)
3.60
(11)
0.53
(11)
501.3
(11)
74.5
(11)
9.2x
___________________
Notes:
(1)
Dividend cover is calculated by dividing profit for the year attributable to equity holders of Telkom by the dividend for the year.
(2)
Based on 511,513,237 ordinary shares outstanding. As of March 31, 2008, 21,342,199 of the 520,784,186 issued ordinary shares were held by Telkom’s subsidiaries.
(3)
Includes a 2007 financial year final ordinary dividend No. 12 of R6.00 per share and a special dividend of R5.00 per share that was paid on July 9, 2007 to shareholders registered as of July 6, 2007.
(4)
Based on 519,711,236 ordinary shares outstanding. As of March 31, 2007, 23,086,074 of the 532,855,528 issued ordinary shares were held by Telkom’s subsidiaries.
(5)
Includes a 2006 financial year final ordinary dividend No. 11 of R5.00 per share and a special dividend of R4.00 per share that was paid on July 14, 2006 to shareholders registered as of July 7, 2006.
(6)
Based on 533,465,571 ordinary shares outstanding. As of March 31, 2006, 23,536,579 of the 544,944,899 issued ordinary shares were held by Telkom’s subsidiaries.
(7)
Includes a 2005 financial year final ordinary dividend No. 10 of R4.00 per share and a special dividend of R5.00 per share that was paid on July 8, 2005 to shareholders registered as of July 1, 2005.
(8)
Based on 551,509,083 ordinary shares outstanding. As of March 31, 2005, 23,566,248 of the 557,031,819 issued ordinary shares were held by Telkom’s subsidiaries.
(9)
Paid on July 9, 2004.
(10)  Based on 557,031,819 ordinary shares outstanding. As of March 31, 2004, 3,185,736 of the 557,031,819 issued ordinary shares were held by Telkom’s subsidiaries.
(11)  Special dividend.
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

Year ended March 31,
  2004
  2005
  2006
  2007
  2008
  2008
  ZAR
  ZAR
  ZAR
  ZAR
  ZAR
  U.S.D
(in millions)
Retained earnings of Telkom Group in
accordance with IFRS . . . . . . . . . . .
13,482 19,232 22,904 26,499 27,310 3,355
Share of retained earnings of Vodacom . . (3,918) (4,030) (4,292) (4,762) (5,696) (700)
Distributable retained earnings in
accordance with IFRS . . . . . . . . . .
9,564
15,202
18,612
21,737
21,614
2,655
The distribution of retained earnings of Vodacom is restricted, as Telkom requires the consent of the other shareholder of Vodacom to declare dividends. As described in Item 10. “Additional
Information – Taxation,” Telkom is required to pay secondary tax on companies at a flat rate of 10%
(12.5% prior to October 1, 2007) in respect of the amount of certain dividends declared by it net of any dividends received from our joint venture and certain subsidiaries. The Government announced that it intends to abolish secondary tax on companies in the 2009 financial year and replace it with a withholding tax at a rate of 10%, applicable to both South African residents and non-residents, subject to any relevant double tax agreement. As a result of the payment of secondary tax on companies, the amount of dividends that may actually be paid is less than the amount of distributable reserves.
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
In addition to the corporate tax on taxable income of South African companies at a rate of 30%
for the 2005 financial year, 29% for the 2006, 2007 and 2008 financial years and 28% for the 2009 financial year, South African companies pay secondary tax on companies as described above.
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
For a discussion of the material South African and U.S. federal income tax provisions regarding the taxation of dividends on ordinary shares and ADSs, see Item 10. “Additional Information – Taxation.”
Share repurchases
For a discussion of share repurchases, see Item 7. “Major shareholders and related party transactions.”

Taxation
A share repurchase and subsequent cancellation of shares by a South African company is deemed to be a dividend in terms of the South African Income Tax Act, 58 of 1962, on the difference between the nominal value of the share and the value purchased, unless purchased from the share premium of the company that does not comprise capitalized profit. As of March 31, 2008, Telkom had fully utilized its share premium for this purpose. The tax on such a deemed dividend is payable by the company at a rate of 10% (12.5% prior to October 1, 2007). The Government announced that it intends to abolish secondary tax on companies in the 2009 financial year and replace it with a withholding tax at a rate of 10% applicable to both South Africa residents and non-residents, subject to any relevant double tax agreement.

EXCHANGE RATES
Unless otherwise specified, as used in this annual report:
•   references to “Rand”, “R”, “ZAR” and “SA Cents” are to South African Rand and Cents, the
currency of the Republic of South Africa;
•   references to “Dollars”, “$”, “USD” and “U.S. Cents” are to the United States Dollar and Cents,
the currency of the United States; and
•   references to the “Rand noon buying rate” are to the noon buying rates in New York City for cable transfers in Rands as certified for customs purposes by the U.S. Federal Reserve Bank of New York expressed in Rands per U.S.$1.00.
For your convenience, this annual report contains translations of certain Rand amounts into
Dollars. You should not assume, however, that Rands could have been exchanged into Dollars at any particular rate or at all. Unless otherwise stated, translations of Rand amounts into Dollars have been made at R8.14 per U.S.$1.00, the Rand noon buying rate on March 31, 2008, the date of the Telkom
Group’s most recent balance sheet included in this annual report. These translations should not be construed as representations that the Rand amounts could actually be converted into U.S. dollars at these rates or at all.
The table below shows the high, low, average and end of period Rand noon buying rates for the periods indicated. The end of period Rand noon buying rate is computed on the last business day of the relevant period and the average Rand noon buying rate is computed using the Rand noon buying rate on the last business day of each month during the period indicated.
  End of
Year ended March 31,
  High
  Low
  Average
  period
2004 8.24 6.26 7.05 6.32
2005 7.05 5.62 6.22 6.22
2006 6.92 5.96 6.39 6.15
2007 7.94 5.98 7.09 7.29
2008 8.21 6.45 7.15 8.14
January 7.45 6.74
February 7.90 7.41
March 8.21 7.76
2009
April 8.03 7.54
May 7.76 7.47
June 8.12 7.70
July (through July 9) 7.92 7.68
On July 9, 2008, the Rand noon buying rate was R7.68 per U.S.$1.00.
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
Risks related to our business
Any changes to Telkom’s mobile strategy and its inability to successfully implement such strategy and organizational changes thereto, could cause our growth rates, operating revenue, net profit and dividends to decline.
As discussed in greater detail below, Telkom has made a decision to invest in the build out of a fixed-wireless and mobile data network. In addition, on June 2, 2008 Telkom issued a cautionary announcement regarding its receipt of a non binding proposal by a wholly-owned subsidiary of
Vodafone to acquire a portion of Telkom’s stake in Vodacom, subject to, among other things, Telkom distributing its remaining stake in Vodacom to Telkom’s shareholders, and the receipt by Telkom of a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of
Och-Ziff Capital Management Group and other strategic investors related to the consortium’s consideration of making an offer for the entire issued share capital of Telkom subject to a number of conditions. On July 15, 2008, Telkom issued a further cautionary announcement that its discussions with Vodafone and independently with the consortium are still ongoing and shareholders are advised to continue to exercise caution when dealing in Telkom securities. Telkom is currently limited in its ability to pursue or provide full mobile services in South Africa and sub-Saharan Africa by the provisions of the Vodacom joint venture agreement with Vodafone. There can be no assurance the
Telkom will ultimately elect to divest of its interest in Vodacom or the structure or the ultimate value of
Telkom and its shareholders of its Vodacom interest, or that Telkom’s mobile strategy will change or that it will be successful in pursuing any new mobile opportunities. Telkom’s management and board may expend significant resources and time exploring alternative mobile strategies that ultimately are not successful, which could cause its growth rates, operating revenue, net profit and dividends to decline.
Increased competition in the South African telecommunications market may result in a reduction in overall average tariffs and market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline and our churn rates to increase.
Neotel (Proprietary) Limited, or Neotel, formerly known as SNO Telecommunications (Pty) Limited, which was granted an additional license to provide public switched telecommunications services in
South Africa, was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to corporate customers and other licensees. Neotel is 30% owned by Transtel Telecoms, a division of Transnet Limited, or
Transtel, and Eskom Enterprises (Pty) Limited, or Esitel, which are beneficially owned by the South
African Government, and other strategic equity investors, including 26% beneficially owned by TATA
Africa Holdings (Pty) Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. On March 19, 2008 Neotel announced that the
Competition Tribunal of South Africa had approved its acquisition of Transtel without any conditions.
On April 25, 2008, Neotel announced that the first of its consumer products were available to limited parts of Johannesburg and Pretoria. The Government has created an infrastructure company, Infraco, which stated it would provide inter-city bandwidth at cost based prices to Neotel, and later to the rest of the industry, which will further compete with our communications network as an alternative provider of communications infrastructure. A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5%,

commenced in 2005 and is continuing. These are referred to as underserviced areas licensees, or
USALs. The Minister of Communications has identified 27 of these underserviced areas. The
Independent Communications Authority of South Africa, or ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. While it was expected that further licenses would be issued in the
2007 calendar year, no additional licenses were issued. The Minister of Communications, on the other hand, has issued a policy direction to ICASA, directing it to, where there is more than one license in a province, merge the licenses and issue one Provincial Under-Serviced Area Network Operator, or
PUSANO license. None of these consolidated licenses have yet been issued by ICASA.
Telkom competes for telephone customers with the three existing mobile communications network operators, Vodacom, Mobile Telephone Network Holdings (Pty) Limited, a wholly owned subsidiary of the MTN Group Limited, or MTN, a public company listed on the JSE Limited, or JSE, and Cell C
(Pty) Limited, or Cell C, which entered into a joint venture with Virgin Mobile. Telkom has experienced significant customer migration in recent years from fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service, with the increase in mobile penetration in South Africa. If this migration continues, our growth rates, operating revenue and net profit could decline. Telkom also competes with service providers who use least cost routing technology that enables fixed-to-mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks.
We expect that the introduction of number portability and carrier pre-selection could further enhance competition and increase our churn rates. As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty through improved services and products and maintaining our leadership in the South African communications market. As a result of increasing competition, we anticipate pressure on our overall average tariffs, a reduction in our market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.
Increased competition in the South African data communications market may adversely impact our growth rates, operating revenue and net profit.
Following the launch of Vodacom’s, MTN’s and Cell C’s 3G networks, mobile customers are also now able to browse the internet on a broadband platform, which provides increased competition for data services. Our business, including Vodacom, also face increased competition from other mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of Communications in September 2004 and the Electronic
Communications Act, No. 36 of 2005, which came into effect on July 19, 2006. The new licensing framework included in the Electronic Communications Act is resulting in the market becoming more horizontally layered with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business.
VANS providers, mobile operators and Neotel are the main competitors in the data market. They provide competitive internet protocol virtual private networks and internet service provider services to the business segment. Neotel is entering the market through competitive pricing and niche products such as fiber connections and rings. We also face competition from consumer oriented internet service providers. In addition, our data services have faced increased competition from competitors in the wireless area, particularly the mobile operators, that offer competing broadband services, and, to a lesser extent, Sentech, which owns and operates satellite transmission systems, a packaged, always-
on, bi-directional broadband service via satellite and a wireless high-speed internet service offer.
Competition in the data market is expected to increase, which could adversely impact growth rates, operating revenue and net profit.

We may not be successful in implementing our strategy of transforming from basic voice and data connectivity to fully converged solutions offering integrated voice, data, video and internet services and managing costs through our capability management program, which could adversely impact our ability to maintain profitability by growing and protecting revenue, while managing costs.
Our strategy for transformation includes the targeting of significant growth in new business areas and managing costs in the face of declining fixed-line voice revenues through our capability management initiative designed to realign our structure, employees and resources to better match our transforming information, communications and technology business. This may result in changes to our products, services, markets and culture. If this transformation strategy is unsuccessful there is a risk that future revenue and profitability will decline. In particular, we have targeted significant growth in new business areas, such as fixed-mobile capability, broadband services and converged services.
Our ability to succeed in these new business areas is subject to a number of risks, including our ability to hire and retain individuals with experience in these areas, our ability to leverage the Telkom brand into new areas and its acceptance by customers in those areas, our ability to source our network infrastructure and support services from third party suppliers, capital costs and constraints and market acceptance of new products and services. Our ability to achieve the planned cost reductions through capability management is further subject to our ability to outsource necessary services and source strategic partners with the necessary benefits of scale and required information, communications and technology capabilities to enable continued alignment and transformation. In particular, our outsourcing initiatives will be subject to compliance with South Africa labor and employment laws and successful negotiations with our labor unions and workforce. See “Risks related to the Republic of
South Africa – Significant labor expenses as a result of collective bargaining and the cost of compliance with South Africa labor laws could limit our operating flexibility and disrupt our fixed-line business operations and reduce our net profit.” In view of the likely level of competition and uncertainties regarding the level of economic activity, there can be no certainty that we will meet our growth and cost reduction targets in these areas with a consequential impact on future revenue and profitability.
There are significant political, economic, regulatory, taxation and legal risks associated with
Vodacom’s and Telkom’s African investments outside of South Africa, which could adversely affect their businesses and cause their financial condition and net income to decline.
Vodacom currently has investments in mobile communications network operators in Lesotho,
Tanzania, the Democratic Republic of the Congo and Mozambique and Telkom acquired investments in Africa Online, an internet service provider active in Cote d’Ivoire, Ghana, Kenya, Namibia,
Swaziland, Tanzania, Uganda, Zambia and Zimbabwe, and Multi-Links, which provides telecommunications services throughout Nigeria. These countries have political, economic, regulatory and legal systems that are still in the process of transformation and are subject to less developed corporate governance and business practices and more bureaucratic and regulatory delays than those in the Republic of South Africa. Many of these countries also suffer from poverty, civil strife, political conflict, corruption and political mismanagement, all of which could make it difficult for Vodacom and
Telkom to comply with legal requirements, including, in the case of Telkom, the Sarbanes-Oxley Act of
2002, or the Sarbanes-Oxley Act, which could subject Vodacom and Telkom to fines and penalties, adversely affect their business operations, and cause the value of their investments in these countries and their revenue and net profit to decline. In particular, the Democratic Republic of the Congo has had a history of civil war and its first democratic elections only took place on July 30, 2006 and
Zimbabwe has faced international scrutiny and sanctions due to governmental actions and is currently engaged in contested presidential elections. In addition, there are a limited number of skilled employees available in these countries. If Telkom and Vodacom are unable to attract and retain skilled employees for their operations outside of South Africa, these operators could be materially adversely affected. The regulatory and tax environments in these countries also often lack clarity in a number of areas and are subject to varying interpretations. Political or economic upheaval or changes in laws and regulations or in their application may harm the operations of the companies in which Vodacom and Telkom invest and impact the value of these investments.
Most of the fixed-line operators in these countries are state controlled. As a result, the mobile communications network operators in which Vodacom has invested may encounter difficulties in negotiating commercially acceptable interconnection agreements and collecting amounts due under interconnection agreements as Vodacom has experienced this in the Democratic Republic of the
Congo and Tanzania. Telkom’s new investments in African countries may experience similar difficulties. In addition, Telkom’s and Vodacom’s other African operations have local minority shareholders and accordingly, they are subject to risks in their dealings with local shareholders that their interests may not always be aligned with those of Telkom and Vodacom. A number of jurisdictions in which Vodacom invests have also imposed price controls, particularly for interconnection, which could reduce Vodacom’s net profit and cause the value of Vodacom’s investments in these other African countries to decline. There are also foreign exchange control restrictions in South Africa, which may restrict Vodacom’s and Telkom’s ability to fund their investments in these countries, and there are foreign exchange controls in a majority of these countries, which may restrict Vodacom’s and Telkom’s ability to extract value from these investments.
The number of commercially attractive acquisition and investment opportunities for our fixed-line and mobile businesses on the African continent is limited. Moreover, the consummation of acquisitions and investments may be unsuccessful, which could have a material adverse effect on Telkom’s and Vodacom’s future growth.
Telkom is pursuing growth through acquisitions and investments in countries throughout the
African continent and elsewhere. In addition, Vodacom intends to continue to seek future growth opportunities from acquisitions of telecommunications operators or licenses in other African countries.
There are significant risks associated with Telkom’s and Vodacom’s ability to identify and successfully consummate and grow acquisitions and investments. There are a limited number of acquisition and investment opportunities and there is substantial competition for the types of acquisitions and investments that would meet the criteria of Telkom and Vodacom. Increased competition has driven up the prices for the types of acquisition and investment opportunities Telkom and Vodacom target, which has made the identification, consummation and growth of acquisition and investment opportunities more difficult. As a result, Vodacom has not been able to consummate any recent acquisitions that meet its investment criteria. In addition, South African foreign exchange control limitations could delay or prevent investments by Telkom and Vodacom in other countries. There are also a limited number of partners that are able to arrange their own funding to invest in ventures in other African countries with Telkom and Vodacom. Telkom has only recently made its first two investments outside of South Africa and the telecommunications field, and its investment in Telkom
Media represented its first significant initiative outside of its traditional telecommunications business.
Accordingly, Telkom has limited prior experience investing outside of South Africa and in other businesses. For example, Telkom recently announced its decision to substantially reduce its investment in Telkom Media, in which Telkom had invested R326 million up to March 31, 2008, and was required to provide an impairment provision of R217 million. If Telkom is not able to procure a purchaser for its investment, it could incur additional losses from the investment and its reputation and relations with ICASA could be harmed. To the extent that Telkom and Vodacom are not able to grow through other acquisitions and investments, our stock price could decline. Moreover, Telkom and
Vodacom could expend a substantial amount of time and expense pursuing acquisitions they do not consummate, which could adversely affect their reputation, business, financial condition, results of operations and growth.

The expansion of Telkom’s and Vodacom’s operations may also place a significant strain on their management, financial, technical and other resources. Their ability to manage future growth through acquisitions and investments will depend upon their ability to monitor operations, maintain effective quality, corporate governance and financial controls and significantly expand their internal management, technical and accounting systems, all of which will result in higher operating expenses.
The integration of acquired communications and mobile businesses may involve, among other things, implementation and integration of management, financial reporting and control systems, some of which may be incompatible with their existing systems and therefore may need to be replaced. In addition, telecommunications operators generally experience higher customer and employee turnover rates during and after an acquisition or launch of service. We cannot assure that Telkom or Vodacom will be able to integrate successfully and grow any businesses they may acquire or invest in.
The growth in the mobile market in South Africa has resulted in an increase in the number of Vodacom and Telkom calls terminating on mobile networks as opposed to our fixed-line network. Vodacom’s and Telkom’s net interconnect margins and net profit could decline if this trend continues.
Vodacom and Telkom have experienced a change in the traffic mix as mobile customers have increased relative to fixed-line customers. This resulted in an increasing percentage of calls from
Vodacom’s network terminating on other mobile networks rather than our fixed-line network.
Vodacom’s interconnection payments have increased and its margins have decreased because the cost of terminating calls on other mobile networks is higher than the cost of terminating calls on
Telkom’s fixed-line network. As a result, Vodacom’s South African net interconnect margins have declined in recent years. Similarly, Telkom has incurred increased payments to other operators as a result of the growth in interconnection traffic for fixed-line calls terminating on mobile networks.
If mobile customers continue to increase and there is little or no growth in fixed-line customers, this trend could continue and Vodacom’s and Telkom’s net interconnect margins and net profit could decline.
Increased competition in the mobile communications markets in South Africa and other
African countries may result in a reduction of Vodacom’s average tariffs and Vodacom’s market share and increased customer acquisition and retention costs, which could cause
Vodacom’s growth rates, revenue and net profit to decline and its churn rates to increase.
Vodacom faces intense competition in the mobile communications markets in South Africa and other African countries. At March 31, 2008, Vodacom estimates that it held approximately 55%,
MTN held approximately 34%, Cell C held approximately 11% and Virgin Mobile, through its joint venture with Cell C, held less than 1% of the South African mobile communications market, based on total estimated customers, compared to 58%, 33%, 9% and less than 1%, respectively, at
March 31, 2007. Increasing competition, together with the further liberalization of the South African telecommunications industry, may result in the continued reduction in Vodacom’s overall average tariffs, loss of market share and increased customer acquisition and retention costs, which could cause Vodacom’s growth rates, revenue and net profit to decline. In addition, the implementation of mobile number portability in the 2007 financial year and the commencement of the Electronic
Communications Act could further increase competition and cause Vodacom’s churn rates to increase.
If we are not able to continue to improve and maintain our management information and other systems, we could be subject to losses and inaccuracies in our financial reporting, our ability to provide accurate and comprehensive operating information and to compete may be harmed and our share price could decline.
Our management information systems do not provide management with certain operating data and financial information on a real-time basis that at times has made our budgeting and planning processes difficult and our current operating support system also needs to be evolved and developed to a new next generation operating support system to integrate and support Telkom’s conversion to a next generation network. We also currently are not able to provide an end to end process of order tracking for our voice customers. In addition, our customer and other management information systems and product catalogue are not yet fully integrated and therefore are not capable of providing us with comprehensive and detailed operating information, and we are not able to provide a single bill for customers with multiple locations and products or configure products and services across voice and data domains. To address these problems, we are in the process of developing and implementing a unified customer management system capable of generating a single view of the customer and have launched a scoping exercise to address the evolution to a next generation network. In addition, we have renewed our focus on information risk management and have identified several requirements for improved security of Telkom’s information technology systems. To the extent we are not able to improve our systems and address these vulnerabilities, our ability to provide accurate and comprehensive operating information and to compete effectively in the increasingly liberalized South African communications market may be harmed and our share price could decline.
If we lose key personnel or if we are unable to hire and retain highly qualified employees and partners, our business operations could be disrupted and could impact on our ability to compete successfully.
Our success, including the success of Vodacom, depends in large part on our ability to hire, retain and partner with highly qualified employees and partners who possess the requisite qualifications and technical skills in the communications industry due to the continuous evolution and convergence of technologies. Telkom and Vodacom do not have long term retention agreements with a majority of their senior management, any of whom may terminate their employment at any time. The loss of key personnel could disrupt our business operations if we are unable to replace them with similarly qualified individuals. As competition in the communications industry increased, Telkom and Vodacom have experienced significantly increased employee resignations in recent years, particularly of key technical employees to Neotel, mobile operators and VANS as well as to other global technology companies. We expect that competition for employees in the South African communications industry will continue to increase as competition in the communications industry further increases. If we continue to lose a number of our key employees to our competitors and are not able to attract and retain highly qualified employees or partners, our business operations could be disrupted and our ability to compete could be harmed.
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
We had negative consolidated working capital of approximately R9.3 billion as of March 31, 2008, compared to negative consolidated working capital of approximately R8.2 billion as of March 31, 2007 and approximately R3.0 billion as of March 31, 2006 and Vodacom had negative working capital of approximately R7.8 billion as of March 31, 2008, compared to negative working capital of approximately R7.4 billion as of March 31, 2007 and approximately R5.2 billion as of March 31, 2006.
Negative working capital arises when current liabilities are greater than current assets. We intend to fund current liabilities through a combination of operating cash flows and with new borrowings and borrowings available under existing credit facilities. We had R7.6 billion available under existing credit facilities as of March 31, 2008. If we are unable to generate sufficient operating cash flows or borrowings to fund our current liabilities, our operating and financial flexibility could be impaired and we may be required to defer capital expenditures and may not be able to pay dividends and our business operations and financial condition could be negatively impacted.
Continuing rapid changes in technologies could increase competition or require us to make substantial additional investments in technologies and equipment, which could reduce our return on investment and net profit.
The services we offer are technology intensive. The development of new technologies, such as fixed wireless services, packet radio services, 3G technologies, WiMAX Passive Optical Networks,
ADSL2+, Synchronous High bit rate Digital Subscriber Lines, HSDPA and HSUPA, could increase competition and make our technology obsolete. We may have to make substantial additional investments in new technologies to remain competitive. New technologies we choose may prove not to be commercially successful. In addition, changes in technology could make our existing equipment obsolete and we may not be able to obtain replacement equipment or parts or may be required to spend significant capital to replace existing equipment, which may not be available on commercially acceptable terms or at all. As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer bases, which could reduce our return on investments and net profit.

If we continue to experience high rates of theft, vandalism, network fraud, payphone fraud and lost revenue due to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.
We have experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business. Theft and vandalism have caused our fixed-line fault rates to increase and the repair times on our network and the network downtimes associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs. Theft of cable increased significantly in the 2008 and 2007 financial years due to the increase in the price of copper.
We have also lost operating revenue to non-licensed operators providing telecommunications services in South Africa. If we are unable to control theft, vandalism, network fraud and payphone fraud or if we continue to lose operating revenue to non-licensed operators in our fixed-line business, our fixed-line fault rates could increase and our operating revenue and net profit could decline.
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
The Government of the Republic of South Africa beneficially owned 39.8% of Telkom’s issued and
41.5% of Telkom’s outstanding ordinary shares plus the class A ordinary share as of June 30, 2008.
Through its ownership and voting arrangements provided for in Telkom’s articles of association, the
Government is entitled to appoint five of Telkom’s directors, and is able to exert considerable influence over Telkom’s corporate governance, strategic direction and major corporate actions and to appoint directors of Telkom’s subsidiaries and the Vodacom joint venture. In addition, as of June 30, 2008, the Public Investment Corporation, an investment management company wholly owned by the
South African Government, directly owned 6.6% of Telkom’s issued and 6.8% of Telkom’s outstanding ordinary shares, which it acquired in the market, and, through its ownership of Black
Ginger 33 (Pty) Ltd., or Black Ginger, a wholly owned subsidiary, beneficially owned Telkom’s class B ordinary share, and is entitled to appoint one of Telkom’s directors.

Telkom’s articles of association require Telkom to obtain written consent from the Government before taking actions that would limit Telkom’s ability to provide public switched telecommunication services. Telkom’s articles of association also require the approval of directors appointed by the
Government in order for Telkom or any of its subsidiaries, including Vodacom, to enter into major corporate actions and transactions, including amendments to Telkom’s management structure and the powers of Telkom’s executive committee, the approval of Telkom’s dividend policy and payment of dividends, increases in Telkom’s indebtedness beyond certain limits and changes of control. As a result, without the approval and participation of the Government, Telkom is not able to consummate transactions involving an actual or potential change of control, including transactions in which you might otherwise receive a premium for your ordinary shares or ADSs over market prices. Because the
Government exercises control over Telkom, holders of ordinary shares and ADSs lack meaningful power to approve decisions of Telkom’s board of directors or to influence our strategic direction and major corporate actions.
The Government of the Republic of South Africa may use its position as shareholder of
Telkom and policymaker for, and customer of, the telecommunications industry in a manner that may be favorable to our competitors and unfavourable to us.
The Government of the Republic of South Africa owned 39.8% of Telkom’s issued and 41.5% of
Telkom’s outstanding ordinary shares as of June 30, 2008. The Government also holds significant equity stakes in other industry participants, including Sentech, and has an indirect 30% equity interest in Neotel and recently created Infraco, which is expected to provide inter-city bandwidth at cost based prices to Neotel and later to the rest of the industry. To further its policy of liberalization of the telecommunications industry, the Government may adopt and implement policies and exercise its right to approve regulations that benefit our competitors but are not beneficial to us. In addition, to further other political or social objectives, the Government may be required to act in a manner that may be detrimental to our business but advantageous to our competitors.
The Government of the Republic of South Africa is also one of our customers. We estimate that
Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue and at least 4% of our total fixed access lines in the year ended March 31, 2008. The Government has, and in the future may, transfer some or all of its existing business to Neotel or other operators, including value added network service providers.
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
We cannot predict the outcome or timing of any amendments to applicable regulations or the interpretation thereof, the release of new regulations or their impact on us. However, changes in the regulation of telecommunications services in South Africa, the imposition of unfavorable terms in our licenses or the loss or unfavourable amendment of any license could disrupt our business operations and could cause our net profit and the trading prices of Telkom’s ordinary shares and ADSs to decline.
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
Regulations made under the Telecommunications Act, which remain in effect, impose a price cap on a basket of Telkom’s services and a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately 57% of Telkom’s operating revenue in the year ended March 31, 2008 was included in this basket. Our tariffs for these services are filed with ICASA for approval. Revenue generated from services for which we had exclusivity may not be used to subsidize competitive services. Effective from August 1, 2005 through July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered from 1.5% to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-basket can be increased by more than 5% above inflation except where specific approval has been received from
ICASA and pursuant to the Electronic Communications Act, revenue generated from services where we have significant market power may not be used to subsidize competitive services. Early in 2008,
ICASA commissioned a review of the existing price control regulations applicable to Telkom, however,
ICASA has not initiated the statutory public process of reviewing the existing regulations. Telkom is awaiting communication from ICASA in respect of proposed timelines for the review. It is possible that both the composition of the basket and the price cap will be changed in a manner detrimental to
Telkom, which could lower its revenues. It is not possible at this stage to assess the extent of these changes. It is unlikely that these changes will be implemented in time for Telkom’s latest tariff filing, due to be effective from August 1, 2008.
These limitations on our customer tariffs limit our pricing flexibility and could reduce our net profit.
Similarly, Vodacom’s revenue and net profit could decline if price controls are imposed on it.
Any payments to Telcordia Technologies Incorporated, or Telcordia, in the damages phase of its arbitration proceedings against Telkom, will be required to be funded by Telkom from cash flows or the incurrence of debt, which could have a material adverse effect on its financial condition and results of operations.
Telcordia instituted arbitration proceedings against Telkom in March 2001 seeking to recover approximately U.S.$130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year, which was increased by Telcordia to U.S.$172 million in the 2007 financial year and subsequently decreased to U.S.$128 million in the 2008 financial year. The arbitration proceeding relates to the cancellation of an agreement entered into between Telkom and Telcordia during June
1999 for the development and supply of an integrated end to end customer assurance and activation system by Telcordia. In September 2002, the arbitrator found that Telkom had wrongfully repudiated the contract and a partial award was issued by the arbitrator in favour of Telcordia, which was subsequently set aside by the South African High Court. On November 29, 2004, the South African
Supreme Court of Appeals granted Telcordia leave to appeal. The South African Supreme Court of
Appeals set aside the South African High Court’s ruling, which was subsequently appealed by Telkom to the South African Constitutional Court and was dismissed by the South African Constitutional Court.
As a result, the South African Constitutional Court’s judgment brought to finality the dispute over the merits of Telcordia’s claim against Telkom and the parties reconvened the arbitration in May 2007 to deal with the amount of damages to which Telcordia is entitled. The parties attempted to resolve the matter by way of mediation in February and April 2008 without success. The arbitration is expected to continue later in 2008.
Although Telkom is currently unable to predict the exact amount that it may eventually be required to pay Telcordia, it has made provision for estimated liabilities in respect of the Telcordia claim in the sum of U.S.$70 million (R569 million), including interest and legal fees. Telkom will be required to fund any payments to Telcordia from cash flows or the incurrence of debt and the amount of any damages above Telkom’s provision would increase Telkom’s liabilities and decrease its net profit, which could have a material adverse effect on its financial condition, cash flows and results of operations. See
Item 8. “Financial information – Legal Proceedings.”
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
Providers Association and other VANS, with the South African Competition Commission, alleging anticompetitive practices. If we were to lose these legal and arbitration proceedings, we could be required to cease these practices, divest these businesses and be fined a penalty of up to 10% of
Telkom’s annual turnover, excluding the turnover of subsidiaries and joint venture, for each complaint for the financial year prior to the dates of the complaints. As competition continues to increase, we expect that we will become involved in an increasing number of disputes regarding the legality of services and products provided by us and third parties. These disputes may range from court lawsuits to complaints lodged by or against us with various regulatory bodies such as the complaint launched by ORION against Telkom with the South African competition authorities relating to certain discount plans that Telkom offers and Omnilink, M-Web and Internet Solutions relating to the pricing of
Telkom’s products and services. See “Item 8. Financial Information – Legal Proceedings”. We are not
currently able to predict when these disputes may be resolved or the amount that we may eventually be required to pay, however, we have not included provisions for any of these claims in our consolidated financial statements. Hearings for our legal proceeding with the South African Value
Added Network Services Provider Association are currently scheduled before the South African High
Court in the 2009 financial year. In addition, we may need to spend substantial amounts defending or prosecuting these claims even if we are ultimately successful. If we were to lose these or future legal and arbitration proceedings, we could be prohibited from engaging in certain business activities and could be required to pay substantial penalties and damages, which could cause our revenue and net profit to decline and have a material adverse impact on our business and financial condition. We may be required to fund any penalties or damages from cash flows or drawings on our credit facilities, which could cause our indebtedness to increase.
If we are required to unbundle the local loop, or are unable to negotiate favorable terms and conditions for the provision of interconnection services and facilities leasing services or
ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us, our business operations could be disrupted and our net profit could decline.
The Electronic Communications Act provides that ICASA may prescribe a framework for the unbundling of Telkom’s local loop, which could significantly increase competition. The Minister of
Communications published policy decisions that the process of unbundling the local loop in South
Africa should be urgently implemented and completed by 2011. In compliance with the Minister’s request ICASA has initiated consultations with Telkom on the process to be followed, and is expected to soon open consultation with all other stakeholders. ICASA plans to set up consultative committees to consider policy and legal, technical and processes, and financial, economic and competition issues relating to unbundling the local loop.
ICASA is entitled to issue, and has issued, regulations relating to interconnection and facilities leasing. Pursuant to the Electronic Communications Act, licensees, including Telkom and Vodacom, must, on request, interconnect with and lease electronic communications facilities to, any other licensee, unless such request is unreasonable and must enter into interconnection agreements and facilities leasing agreements for this purpose. Where the parties are unable to reach an agreement, the Electronic Communications Act confers on ICASA the power to intervene and propose, or impose, terms and conditions for the interconnection agreement, or refer the matter to the Complaints and
Compliance Committee for resolution. ICASA must review any interconnection agreement to determine whether it is consistent with the regulations and, if the agreed terms are not consistent with the regulations, direct the parties to agree on new terms and conditions. The Electronic
Communications Act also empowers ICASA to impose pro-competitive conditions on operators found to have significant market power in a market or market segments that have ineffective competition,

which may affect the manner in which interconnection is provided and facilities are leased by such operators, and the charges thereof, including the provision of interconnection and facilities at or near the long run incremental cost, or LRIC, of those services or facilities.
On January 29, 2007, ICASA published a consultation document for public comment and on
May 17, 2007 it held a public enquiry on its intention to define relevant call termination wholesale markets. In its consultation document ICASA expressed the preliminary view that all providers of telecommunications networks, including Telkom and Vodacom, have significant market power in their call termination markets and that the appropriate price controls to be applied to the large operators,
MTN, Vodacom and Telkom, is the LRIC, calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. In its findings published on
November 9, 2007, ICASA confirmed that it considers each terminating network to be a separate market, however, it also recognized that the enquiry findings had to be restricted to defining the markets and that any pronouncements in respect of a determination of significant market power and any remedies that may flow from such determination will be done by means of regulations made in accordance with different processes, as envisaged in Section 67 of the Electronic Communications
Act. On May 3, 2007, ICASA published a consultation document for public comment on its intention to define relevant end to end leased lines and other wholesale markets. In its consultation document
ICASA defined the wholesale markets for fixed-line local loop access, fixed-line narrowband exchange lines, call origination and call conveyance, symmetric broadband originator services, trunk services for transmission within South Africa and international leased lines. ICASA expressed the preliminary view that Telkom is deemed to have significant market power in all these markets and the appropriate price controls to be applied is likely to be the LRIC, calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. Regulations are expected to follow in due course but probably not before the regulations dealing with market analysis, the determination of the level of competition and the determination of significant market power are completed. On December 24, 2007, ICASA issued draft regulations to set up the framework for the leasing of facilities by operators deemed to have significant market power in a defined market for those facilities. An operator that has control over essential facilities is deemed to have significant market power in the market for those facilities. The draft regulations consider most of the fixed-line facilities that we provide to be essential. Final regulations have not yet been published. The most significant impact on Telkom would be the obligation to build facilities to satisfy such requests where no spare capacity is available. The Minister of Communications has issued a policy decision declaring
November 1, 2007 as the date from which the exclusivity provisions in our SAT-3 agreements shall be declared null and void. The Minister of Communications has also issued a policy direction to ICASA requiring it to prioritize and urgently prescribe a list of essential facilities, ensuring that the facilities connected to the SAT-3/WASC/SAFE submarine cables can be accessed soon. ICASA has established a draft regulation for public comment in compliance with this policy direction.
If we are required to unbundle the local loop, are unable to negotiate favorable terms and conditions for the provisions of interconnection and facilities leasing or ICASA finds that we or
Vodacom have significant market power or otherwise imposes unfavourable terms and conditions on us, our business operations could be disrupted and our net profit could decline.
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

The Telecommunications Act mandates that fixed-line operators are required to implement carrier pre-selection, which will enable customers to choose and vary their fixed-line telecommunications carrier for long distance and international calls. Call-by-call carrier pre-selection must be implemented and must be provided by an operator within two months of it being requested by another operator and fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator. Telkom will not be able to fully implement carrier pre-selection until Neotel’s interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre-selection within ten months of it being requested. In addition, the
Electronic Communication Act mandates that number portability to enable customers to retain their fixed-line and mobile telephone numbers if they switch between fixed-line operators or between mobile operators be introduced. Telkom is required to implement number portability in blocks of
10,000 numbers within two months after Neotel launches such retail services and individual number portability within 12 months after receiving a request from Neotel. Telkom and Neotel are currently in the process of finalizing the testing for the introduction of block number portability which is scheduled to take place in the middle of the 2008 calendar year. Number portability will therefore be phased in commencing with number portability in blocks of 10,000 numbers, followed by number portability in blocks of 1,000 numbers and then individual number portability. Mobile number portability was introduced on November 11, 2006. We have incurred substantial set-up costs and will incur maintenance costs in connection with the implementation of these requirements, which could disrupt our business operations. The extent of recoverability of these costs have not yet been determined and finalized by ICASA. We may not be able to implement these requirements in a timely manner, which could result in our business being disrupted and cause our net profit to decline. In addition, the implementation of these requirements will likely further increase competition and cause our churn rates to increase.
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

In addition, commencing in June 2006, all licensees, including Telkom and Vodacom, were required to install equipment and implement procedures to allow lawful interception by law enforcement agencies in South Africa, including the interception of communications and the provisioning of call-related information, including billing information. Telkom was not able to completely comply with all of the requirements by June 2006 and was in consultation with the Office for
Interception Centers and the Department of Communication to adopt a phased approach for compliance. Telkom subsequently achieved full compliance for all major technologies, including its public digital exchanges and Internet services, in the 2007 calendar year, although some implementation measures and implementation schedules remain subject to further agreement. The directives for the implementation of these requirements for private networks have not yet been finalized. To the extent that we are unable to comply with all the requirements of RICA or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline and we may be liable for penalties.
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
Telkom is required to comply with the provisions of the PFMA and PAA. Telkom applied for and obtained a temporary exemption from many of the provisions of the PFMA until October 2010 and has been informed by the South African Auditor-General that it will not be required to comply with the PAA until such date. If Telkom does not obtain a further exemption from the PFMA or if it is required to comply with the PAA or its existing exemption from the PFMA is revoked for any reason or it is otherwise required to comply with the PFMA or PAA, Telkom may be compelled to prepare financial statements in accordance with accounting principles and practices prescribed by the Government of the Republic of South Africa which may not correlate with IFRS and would require Telkom to incur additional costs. Telkom would also be required to comply with, what it believes to be, extremely prescriptive treasury regulations issued pursuant to the PFMA and PAA, to provide the Government with advance access to proprietary and potentially price sensitive information and to seek the prior approval of South African governmental authorities to enter into certain material agreements, to maintain certain bank accounts, to formulate and implement certain investment strategies or to discharge its auditors, which would preclude Telkom from acting in the same manner as its competitors and other listed companies. If Telkom is required to comply with the PFMA and PAA,
Telkom may not be able to comply with the Listings Requirements of the JSE or the listing rules of the
NYSE and Telkom’s ordinary shares and ADSs could be delisted.
Our total property tax expense could increase significantly and our net profit could decline as a result of the enactment of the South African Local Government: Municipal Property Rates
Act, 6 of 2004.
On May 11, 2004, the South African Municipal Property Rates Act, 6 of 2004, was enacted. The commencement date for the Act was July 2, 2005. Pursuant to this new Act, municipalities are required to levy property tax in accordance with a rates policy that must be adopted and regularly reviewed by municipalities with community participation facilitated through the municipalities’ annual budget process. Due in part to the fact that no rate policy has to date been prescribed, it is too early to assess exactly how the new Act would affect us. Certain municipalities have however already initiated consultative processes with landowners. As a substantial landowner in South Africa, our total property tax expense could increase significantly and our net profit could decline as a result of the implementation of this Act.

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
The value of the Rand as measured against the Dollar has increased from R11.38 per U.S.$1.00 as of
March 29, 2002 to R6.15 per U.S.$1.00 as of March 31, 2006. The value of the Rand as measured against the Dollar was R8.14 per U.S.$1.00 as of March 31, 2008.
Fluctuations in the exchange rate between the Rand and the Dollar could have an adverse impact on:
•   the Dollar equivalent of any dividends and distributions on Telkom’s ordinary shares and ADSs payable in Rands;
•   the Dollar equivalent of the Rand denominated prices of Telkom’s ordinary shares; and
•   the market value of Telkom’s ADSs in the United States.
These fluctuations could also impact the amount in Rand terms of our non-Rand denominated debt, impact our non-Rand denominated financing costs and operating and capital expenditures and cause our net profit to fluctuate. In addition, the volatility of the Rand as measured against the
Dollar and the Euro resulted in net foreign exchange profits of R123 million in the year ended
March 31, 2006, R202 million in the year ended March 31, 2007 and of R82 million in the year ended
March 31, 2008 in terms of IAS39. In addition, fluctuations in currency exchange rates between the
South African Rand and the currencies in African countries where Telkom and Vodacom have investments could decrease the value of these businesses and our net profit. See Item 5. “Operating and Financial Review and Prospects – Operating Results – Principal Factors that affect our Results of Operations – Volatility of the Rand”.
The levels of unemployment, poverty and crime in South Africa may cause the size of the
South African communications market and our growth rates, operating revenue and net profit, as well as the trading prices of Telkom’s ordinary shares and ADSs, to decline.
While South Africa features a highly developed financial and legal infrastructure at the core of its economy, levels of unemployment, poverty and crime exist. In addition, there have been a number of recent reports of unrest in many of South Africa’s informal settlements. These issues may hinder investment into South Africa, prompt emigration of skilled workers and may have an impact on economic growth. Although it is difficult to predict the effect of these issues on South African businesses or the Government of the Republic of South Africa, they may cause the size of the communications market and our growth rates, operating revenue and net profit, as well as the trading prices of Telkom’s ordinary shares and ADSs, to decline.
Should the country continue to experience high occurrences of power outages Telkom’s operational capacity, expenses and revenues will be affected and its operating revenue and net profit could decline.
As is the case with enterprises across the country, the widespread and prolonged power outages, also known as load shedding, are affecting Telkom’s operational capacity, expenses and revenues.
Should high occurrences of power outages across the country continue, Telkom’s business operations could be disrupted and Telkom’s operating revenue and net profit could decline.

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
Trade unions represented approximately 70% of our total Telkom employees and approximately
14% of Vodacom’s employees as of March 31, 2008. Less than 7% of Vodacom’s employees participated in a strike action in July 2007 and picketed in March 2007 due to disagreements with
Vodacom’s requirement that the Communication Workers Union have representation of at least 30%
of Vodacom’s employees before qualifying for the right to be recognized and negotiate as a trade union. Trade unions have resisted workforce reductions and publicly opposed our proposed capability management and outsourcing plans and our privatization and have instituted and in the future could institute work stoppages to oppose changes in our employee and shareholding structure or gain leverage in negotiating collective bargaining agreements. Approximately 23% of Telkom’s employees participated in a work stoppage in March 2006 and approximately 31% of Telkom’s employees participated in an additional work stoppage in April 2006 with respect to compensation issues, during which period Telkom received increased reports of sabotage, vandalism and other incidents.
In addition, during the course of April and May 2007, approximately 35 members of Solidarity embarked on a five day industrial action due to their dissatisfaction with the implementation of
Telkom’s new shift roster. In addition, a number of South African trade unions, including the trade unions of our employees, have close links to various political parties and have had a significant influence in South Africa as vehicles for social and political reform and in the collective bargaining process. Since 1995 South Africa has enacted various labor laws that enhance the rights of employees, which have imposed costs on us and have limited our flexibility and ability to implement workforce reductions.
Telkom is a party to a collective agreement on substantive matters covering the terms and conditions of employment of its fixed-line unionized employees and other non-management employees in Telkom’s bargaining unit with ATU and CWU for the period from April 1, 2006 to March 31, 2009. The long term substantive agreement provides for the re-opening of negotiations in the event the consumer price index varies from the April 2006 level of 3.7% by more than 3%.
Due to inflation increasing beyond this percentage, Telkom re-opened the negotiations in December
2007 and thus far, we have not managed to reach settlement. Given the rapidly deteriorating economic conditions as evidenced by an increase in the consumer price index from 7.9% in
December 2007 to 11.7% in May 2008, the various Trade Union Federations especially COSATU have requested a double-digit increase. We have received a notice from CWU advising Telkom of its intention to embark on some unspecified industrial action. If we are unable to implement workforce reductions as necessary or our planned capability management and outsourcing, particularly as a result of increased competition, or experience significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining or compliance with labor laws, our business operations could be disrupted and our net profit could be reduced.

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
As of June 30, 2008, Government of the Republic of South Africa owned 39.8% of Telkom’s issued and 41.5% of Telkom’s outstanding ordinary shares, plus the class A ordinary share, Black
Ginger, a wholly owned subsidiary of the Public Investment Corporation, owned 9.0% of Telkom’s issued and 9.3% of Telkom’s outstanding ordinary shares, plus the class B ordinary share, the Public
Investment Corporation directly owned 6.6% of Telkom’s issued and 6.8% of Telkom’s outstanding ordinary shares and the Elephant Consortium owned 5.9% of Telkom’s issued and 6.1% of Telkom’s outstanding ordinary shares. Telkom has adopted a management and employee incentive plan that provides for the issue or grant of up to 22,281,272 ordinary shares, of which 15.0 million have already been granted. Sales of substantial amounts of shares by Telkom’s shareholders, or by Telkom, or the appearance that a large number of shares are available for sale, could cause the trading prices of
Telkom’s ordinary shares and ADSs to decline. Telkom has entered into a registration rights agreement with the Government of the Republic of South Africa. Pursuant to the agreement, the
Government has the right to cause Telkom to either effect a JSE public offering in South Africa, or register with the Securities and Exchange Commission all or part of their ordinary shares, or both.
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
Telkom and all but one of the members of its board of directors and executive officers are residents outside of the United States. In addition, Telkom’s assets and the assets of members of its board of directors and executive officers are located in whole or in substantial part outside of the
United States. As a result, it may not be possible for you to effect service of legal process within the
United States or elsewhere outside of the Republic of South Africa upon our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, it may not be possible for you to enforce against Telkom or the members of its board of directors and executive officers judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South
Africa, but constitutes a cause of action, which may be enforced by South African courts with the approval of the South African Minister of Trade and Industry. In addition, awards of punitive damages will not be enforceable in South Africa. Although it is possible for an investor to bring an action against
Telkom in a South African civil court to enforce rights in terms of U.S. federal securities laws, these laws will not be enforced if they are penal or revenue or taxation laws or laws which are contrary to
South African public policy. It is not possible therefore for an investor to seek to impose criminal liability on us in a South African court arising from a violation of U.S. federal securities laws.
Your ability to sell a substantial number of ordinary shares and ADSs may be restricted by the limited liquidity of ordinary shares.
The principal trading market for Telkom’s ordinary shares is the JSE. In addition, as of
March 31, 2008, only 2.7% of the 215,313,193 ordinary shares publicly traded were represented by
ADSs trading on the NYSE. The limited liquidity of the ordinary shares and ADSs could depress the trading prices of the ordinary shares and ADSs and could limit your ability to sell a substantial number of ordinary shares or ADSs in a timely manner, especially by means of a large block trade.

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
Historical background
Prior to 1991, the former Department of Posts and Telecommunications of South Africa provided telecommunications and post office services in South Africa on an exclusive basis. In 1991, the
Government of South Africa transferred the entire telecommunications enterprise of the Department of
Posts and Telecommunications of South Africa to a new entity, Telkom, as part of a commercialization process intended to liberalize certain sectors of South Africa’s economy. Telkom remained a wholly state owned enterprise until May 14, 1997, when the Government of South Africa sold a 30% equity interest in Telkom to Thintana Communications LLC, a strategic equity investor beneficially owned by
SBC Communications, Inc. and Telekom Malaysia S.D.N. Berhard. On March 7, 2003, we completed our initial public offering and listing on the JSE and NYSE, pursuant to which the Government of
South Africa sold a total of 154,199,467 ordinary shares, including 14,941,513 ordinary shares through the exercise of an over-allotment option.
Recent developments
Non-binding proposals received
Telkom has made a decision to invest in the build out of a fixed-wireless and mobile data network.
Telkom is currently limited in its ability to pursue or provide full mobile services in South Africa and sub-Saharan Africa by the provisions of the Vodacom joint venture agreement with Vodafone. On
May 30, 2008, Telkom received a non binding proposal by a wholly owned subsidiary of Vodafone to acquire a portion of Telkom’s stake in Vodacom, subject to, among other things, Telkom distributing its remaining stake in Vodacom to Telkom’s shareholders.
Separately, on May 30, 2008, Telkom received a letter from a consortium comprising
Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic investors stating that the consortium was considering making an offer for the entire issued share capital of Telkom subject to a number of conditions, including, among other things, confirmation by the Telkom board that Telkom would unbundle its entire 50% stake in Vodacom as part of the offer.
The discussions with Vodafone commenced on May 14, 2008 and are independent from the approach received from the consortium. On June 2, 2008 Telkom issued a cautionary statement regarding these developments and on July 15, 2008, Telkom issued a further cautionary statement that its discussions with Vodafone and independently with the consortium are still ongoing and shareholders are advised to continue to exercise caution when dealing in Telkom securities. Telkom’s board does not intend to consider disposing of Telkom or any of its subsidiaries, joint venture or assets without compelling strategic rationale.
There can be no assurance that Telkom will ultimately elect to divest of its interest in Vodacom or the structure or the ultimate value to Telkom and its shareholders of its Vodacom interest, or that Telkom’s mobile strategy will change or that it will be successful in pursuing any new mobile opportunities.
See Item 3. “Key Information – Risk Factors – Risks related to our business – Any changes to
Telkom’s mobile strategy and its inability to successfully implement such strategy and organizational changes thereto, could cause our growth rates, operating revenue, net profit and dividends to decline.”

Senior management
With effect from November 1, 2007, Telkom revised its top management structure to align the structure to better match its current business needs. The revised structure is designed to facilitate faster decision-making and more effective execution, smoother integration of various operating entities, and ensure that multi-national and wholesale customers are better served through appropriate channels. On November 22, 2007, the board announced the appointment of Reuben
September as chief executive officer. In appointing the chief executive officer, the board followed a rigorous evaluation process including international benchmarking and consultation with the
Department of Communications, the latter a requirement specified by Telkom’s articles of association.
In addition, on November 1, 2007, Motlatsi Nzeku was appointed as chief of operations, Thami
Msimango was appointed as chief of global operations and subsidiaries, Charlotte Mokoena was appointed as chief of human resources and Ouma Rasethaba was appointed as chief of corporate governance. Deon Fredericks was appointed acting chief of finance on November 1, 2007 and Naas
Fourie was appointed as chief of strategy on April 1, 2008.
In June 2008, Alan Knott Craig announced his decision to step down as chief executive officer of the Vodacom Group effective from September 30, 2008. He is expected to remain as consulting chief executive officer until the end of the 2009 financial year. Mr. Pieter Uys has been appointed chief executive officer of the Vodacom Group effective October 1, 2008. At the end of the 2008 financial year, Leon Crouse ended his term as chief financial officer of the Vodacom Group. Johan van der
Watt is currently acting as chief financial officer of the Vodacom Group.
Liberalization of South African communications market
For a discussion of the changes in the regulatory environment see Item 4. “Regulation and
License Requirements.”
Segmental reporting
As of the beginning of the year the Telkom Group added a new segment to its financial reporting, the other segment. The Telkom Group’s three reporting segments are fixed-line, mobile and other.
The other segment includes Telkom’s newly acquired Multi-Links and Africa Online subsidiaries, as well as Telkom Media. It also includes TDS Directory Operations and Swiftnet, which were previously included in the Telkom Group’s fixed-line segment. The information in this annual report has been updated to reflect the above changes to Telkom’s reporting segments.
Acquisitions and investments
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
Acquisition of 75% stake in Multi-Links
With effect from May 1, 2007, Telkom acquired 75% of Multi-Links Telecommunications Limited, or
Multi-Links, in Nigeria through Telkom International, a wholy owned South African subsidiary, for
U.S.$280 million, or R1,985 million. Multi-Links is a private telecommunications operator with a Unified
Access License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria. Multi-Links strategy will focus on brand awareness and promotional campaigns to increase the revenue of

fixed-wireless and mobile customers and will seek to offer easy to understand high value bundles, differentiated on voice quality and service. Broadband internet with internet service provider services will target high value bundles. High quality internet protocol next generation network services are planned to be deployed in Lagos to attract high end corporate users and carrier class wholesale products and services are planned to be introduced by establishing an earth station to provide international connectivity. The remaining 25% of Multi-Links is owned by Kenston Investment Limited, an investment company based in the Isle of Man in the United Kingdom.
Telkom Media
Telkom recently launched Telkom Media (Proprietary) Limited, a private company that intends to have a 30% black economic empowerment shareholding, in addition to the Telkom BEE component, which on August 31, 2006 applied to ICASA for a commercial satellite and cable subscription broadcast license. From May 28 to June 12, 2007 ICASA held public hearings into the applications by
18 applicants for a satellite and cable subscription broadcast license. On September 12, 2007, ICASA granted Telkom Media a commercial satellite and cable subscription broadcast license, the issuance of which is subject to the negotiation and satisfaction of certain conditions, including the approval and finalization of the BEE component. We cannot assure you that Telkom Media will receive this license from ICASA or be able to launch commercial operations.
Partners in the black economic empowerment entity are Videovision Entertainment, MSG Afrika
Media and WDB Investment Holdings (Proprietary) Limited.
Telkom recently announced its decision to substantially reduce its investment in Telkom Media, in which it had invested R326 million up to March 31, 2008, and was required to provide an impairment provision of R217 million. Telkom will be investigating all opportunities to do this in the best interest of Telkom shareholders and all other stakeholders. Telkom confirms it has received proposals relating to Telkom’s announced intention to substantially reduce its stake in Telkom Media.
No decision has been made to date and Telkom is currently reviewing the proposals and anticipates making a decision in the near future.
Vodacom’s acquisitions and dispositions
Service provider acquisitions
On August 31, 2007, Vodacom purchased an additional 30% shareholding in Smartphone SP
(Proprietary) Limited, or Smartphone, for R935.0 million, with goodwill amounting to R931.2 million, increasing its shareholding from 70% to 100%.
On September 1, 2007, Vodacom increased its interest in the equity of Smartcom (Proprietary)
Limited, or Smartcom, to 100% by acquiring an additional 12% for R18.0 million, with goodwill amounting to R18.0 million.
Subsequent to the above acquisitions, the operations of Smartphone, Smartcom and Cointel
V.A.S. (Proprietary) Limited were integrated into the operations of Vodacom Service Provider
Company (Proprietary) Limited.
Vodacom Ventures (Proprietary) Limited
Vodacom Ventures (Proprietary) Limited, or Vodacom Ventures, was formed for the purpose of generating innovative telecommunications products and services for Vodacom by investing in companies. In September 2007, Vodacom Ventures acquired an additional 16% equity stake in G-Mobile Holdings Limited, a Wi-Fi corporation, by exercising its call option, resulting in Vodacom
Ventures holding 26% of the aggregate issued share capital of G-Mobile Holdings Limited. During
November 2007, Vodacom Ventures acquired a 35% stake in Xlink Communications (Proprietary)
Limited, a value added service provider of wireless data transfer systems and services using GPRS,
EDGE, 3G and HSDPA.

Dispositions
On September 3, 2007, Vodacom disposed of its 100% interest in Stand 13 Eastwood Road
Dunkeld (Proprietary) Limited for R16 million.
Vodacom’s black economic empowerment, or BEE, equity deal
Vodacom is in the process of finalizing a R7.5 billion BEE equity deal for an interest of less than
10% in Vodacom South Africa, whereby 30% of the BEE shares are expected to be made available to black South Africans and Vodacom’s black business partners in a public share offer that will specifically be targeted at low-income groups. Vodacom staff are expected to take up a further
25% and the remaining 45% is expected to be taken up by two BEE strategic partners. Vodacom announced that it had selected Thebe Investment Corporation (Pty) Ltd and Royal Bafokeng
Holdings (Pty) Ltd as preferred parties and signed transaction agreements with these two parties on
June 26, 2008. In June 2008, Tiger Consortium, one of the losing bidders filed a court interdict against
Vodacom. On June 6, 2008, the application was dismissed by the South Africa High Court without decision on the merits and ordered costs payable for Vodacom’s counsel. If the Tiger Consortium wish to proceed with this matter further, it would be required to pay these costs and provide security for future costs. While Telkom has announced that it supports a BEE deal, the final terms are in the process of being approved by Vodafone and Telkom. Vodacom is expected to announce the details of the broad-based black economic empowerment transaction in the third quarter of 2008.
Vodacom’s change in South African prepaid customer base
Vodacom’s South African operations define active customers as customers with a SIM card that have revenue generating activity in the three months leading up to the reporting date.
Up to June 15, 2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. An analysis of the customer base, based on a statistical sampling, has revealed that a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity and a majority of such messages are never retrieved by the customer, resulting in estimated ARPUs of less than R1 per month.
As a result, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue activity effective June 15, 2006. Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn and ARPU increased during the 2007 financial year.
Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006. Such SIM cards were disconnected from the network after being inactive for a 215 consecutive day period. Since implementing this change, prepaid SIM cards remaining in an active state on the network, with only call forwarding to voicemail and no other revenue generating activities, increased significantly. Vodacom therefore implemented a supplementary disconnection rule in September 2007 to disconnect inactive prepaid SIM cards after
13 months of being kept in an active state, by call forwarding to voicemail only, and not having had any other revenue generating activity on Vodacom’s network. The implementation of the supplementary disconnection rule led to the disconnection of an additional 2.9 million prepaid SIM cards in September 2007, increasing churn on the prepaid customer base to 47.9% in the 2008 financial year and resulted in higher prepaid ARPU than would have otherwise occurred.
Vodacom Business
During the 2007 financial year, Vodacom created Vodacom Converged Solutions, which was intended to become a significant supplier of converged information, communications and technology services across the entire market, including the bundling of products across previously separate markets into a one-stop-shop for the customer. It further involved the expansion of the existing network to provide both fiber and wireless solutions as may be required.
During the 2008 financial year, Vodacom restructured Vodacom Converged Solutions and renamed it Vodacom Business. Vodacom Business was established to provide converged solutions and services to corporate customers. The strategic aim of the division is to play a role in the broadband access services space, capitalize on transmission and self-provisioning opportunities, grow revenue through managed services opportunities and enhance the retention of corporate clients. The intention is to gain market traction and a customer base while developing a next generation network.
Vodacom Business developed a service portfolio that includes next-generation internet protocol voice services, managed networks and infrastructure services, access services, hosting and applications.
The platforms, systems and organization have been created and the initial commercial products are being marketed, with the balance of the service portfolio expected to become available online during the course of the 2008 calendar year.
Vodacom agreement with MultiChoice
On May 8, 2007 Vodacom formalized entry into the broadcasting and multimedia market by announcing that it had secured an exclusive pay TV agency agreement with MultiChoice. With DStv
Select, Vodacom and non-Vodacom customers have a choice between two DStv Select bouquets, each offering a variety of the latest entertainment, news, sport, movies, documentaries and music channels. Vodacom had approximately 31,000 Unique Mobile TV users as of March 31, 2008, compared to approximately 33,000 Unique Mobile TV users as of March 31, 2007.
BUSINESS OVERVIEW
Business summary
Telkom is one of the largest companies registered in South Africa and one of the largest communications services providers on the African continent based on operating revenue and assets.
We had consolidated operating revenue of R56.3 billion ($6.9 billion), profit for the year attributable to the equity holders of Telkom of R8.0 billion ($981 million) and cash flow from operating activities of R10.6 billion ($1.3 billion) in the year ended March 31, 2008 and we had total assets of
R70.4 billion ($8.6 billion) and equity attributable to the equity holders of Telkom of R32.8 billion
($4.0 billion) as of March 31, 2008. As of March 31, 2008, we had approximately 4.5 million telephone access lines in service and 99.9% of our telephone access lines were connected to digital exchanges.
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
•   mobile communications services, including voice services, data services, value-added services and handset sales through Vodacom, our 50% joint venture with Vodafone; and
•   other services, including directory services, through our TDS Directory Operations Group, fixed, mobile, data and international communications services in Nigeria through our newly acquired
Multi-Links subsidiary, internet services outside South Africa, through our Africa Online subsidiary, and wireless data services through our Swiftnet subsidiary.

Vodacom is our mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 55% as of March 31, 2008 based on total estimated customers. Vodacom had
34.0 million customers as of March 31, 2008, of which 24.8 million were in South Africa. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic
Republic of the Congo and Mozambique. Vodacom had consolidated revenue of R48.2 billion
($5.9 billion), net profit attributable to equity shareholders of R7.8 billion ($960 million) and cash flow from operating activities of R5.1 billion ($630 million) in the year ended March 31, 2008 and total assets of R34.2 billion ($4.2 billion) and equity attributable to equity holders of Vodacom of R11.4 billion ($1.4 billion) as of March 31, 2008.
Our competitive strengths
We believe that we are well-positioned to strengthen our business and successfully meet future competition based on the following:
We have the leading market position and are well placed to face increased competition in the
South African fixed-line communications market.
We believe our leading market position and our strong brand recognition will enable us to successfully meet increased competition in the fixed-line communications market. Key to maintaining our leading market position is our continued focus on developing innovative product offerings in anticipation of client needs, efficiency improvements, deployment of key technologies and the successful implementation of our business strategy.
We have undertaken the following actions to ensure we retain our position:
•  focused our marketing initiatives on creating greater awareness of our range of consumer products and business solutions to ensure that our customers continue to view us as a competitive and innovative telecommunications provider that caters to their individual needs;
•  organized our sales and marketing force into more specialized divisions to focus on the different customer segments in South Africa;
•  entered into long term contracts with a number of our larger corporate and business customers through volume and term discount plans;
•  developed well established distribution channels such as TelkomDirect and Vodashop distribution channels and improved our online distribution channel, which offers fully automated purchasing and provisioning of TelkomInternet via the telkomsa.net website;
•  improved the value proposition to our customers by launching new bundled packages such as Do Broadband to strengthen our leadership position in broadband and enhancing existing packages such as Telkom Closer and SupremeCall and also launched Do Education towards the latter part of the 2008 financial year to further enhance its Do Broadband value proposition;
and
•  broadened our enterprise product portfolio by launching among other Dual Mail, a push to email solution, Easy VPN and VPN Lite, a VPN solution for SMMEs, MetroLan, high speed ethernet metropolitan area network connectivity, desktop support services and hosted interactive voice response applications.
We have a fully digital fixed-line network that provides service to every major urban area in South Africa.
We believe our extensive digital fixed-line network places us in a strong position to compete with new providers of communications services as it enables us to sell value-added voice and data services. We have:

•  modernized our fixed-line network, and, as of March 31, 2008, had 99.9% of our telephone access lines connected to digital exchanges;
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
•  invested in a third upgrade of the South Atlantic Telecommunications Cable-3/West African
Submarine Cable/South Africa Far East, or SAT-3/WASC/SAFE, submarine cable system, which provides increased fiber optic transmission capability between South Africa and international destinations;
•  invested in the Europe – India Gateway cable system that is expected to provide Telkom with very cost effective onward connectivity for the SAT-3/WASC/SAFE and EASSy cables;
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
•  evolved our internet protocol network to a carrier class multi protocol label switching, or MPLS, enabled network with quality of service that supports enhanced services such as internet protocol and virtual private networks; and
•  acquired satellite bandwidth available from Intelsat in the Atlantic and Indian Ocean regions.
Telkom also has access to satellite capacity from 64 Kbps to 45 Mbps upon request. We are currently making use of satellites in 15 orbital slots for servicing with and from or to South
Africa. Our satellite capabilities and capacity ensure redundancy in our network and will enable us to maximize opportunities with internet service provider services through Africa Online.
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
•  successfully launched ISDN in 1995, ADSL in August 2002, VPN Supreme in 2003, WiFi in
2005 and MetroLan, local area networks in metropolitan areas in March 2008 and have introduced several flexible and cost effective options for these products;

•  developed extensive experience in designing and operating customized data communications and managed data networking products and services, including managed local and wide area networks;
•  established contracts with a number of leading communications equipment and software suppliers such as Amdocs, MDSI, Ericsson, Alcatel-Lucent, Nokia-Siemens, Tellabs, Cisco
Systems, Gilat; SAAB-Grintek, 2C Telecommunications, CBI-Electric, Aberdare ATC
Telecommunications, Malesela Taihan Electric Cable and Sun Microsystems to provide fully integrated communications solutions over our core fixed-line network and satellite capacity and have introduced several flexible and cost effective options for these products;
•  deployed an extensive voice-over-internet protocol, or VoIP, network, and launched a voice over internet protocol regional clearing house to serve as a hub for voice traffic on the
African continent;
•  successfully introduced a full range of private branch exchange, or PABX, systems sourced from LG Electronics, Siemens and Cisco, with the capability to integrate with IP and DSL technologies;
•  we are able to offer our customers advanced mobile solutions, including voice and data, through Vodacom; and
•  obtained access to portions of the 350 MHz, 3.5 GHz, 26 GHz and 38 GHz radio frequency bands and were assigned radio frequency spectrum licenses for both the 1800 MHz and 2100
MHz (3G) radio frequency bands.
We have a highly qualified management team.
We believe our management team and employees have the required experience and knowledge to execute our business strategy in the face of increased competition. Rapidly changing technology, increasing specialization requirements and capacity gaps necessitate ongoing development and training. Telkom continues to invest significantly in its employees to ensure that the appropriate business skills in the communications industry are available to meet customer requirements. Telkom has developed detailed plans to identify high potential individuals within the company who can be developed for future senior management positions to ensure all future employee requirements are met. Telkom has demonstrated the strength of its succession and retention plans by appointing approximately 69% of senior management vacancies, including all of its current chief officers, from within the company, utilizing the existing skills and potential of its current employee base.
Vodacom is the leading South African mobile communications network operator with strong brand recognition, extensive network coverage and distribution channels and a growing data product offering.
Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 55% as of March 31, 2008 based on total estimated customers.
Vodacom has an extensive network that covers approximately 98% of South Africa’s population based on the last official census conducted in 2001 and approximately 72% of the total land surface area of South Africa as of March 31, 2008. Vodacom has a broad distribution network consisting of Vodacom owned shops and sales forces and independent dealers, franchises, national chains and
Vodacom Direct shops as well as an extensive informal distribution channel servicing primarily the emerging market. Vodacom continues to enjoy success through its data initiatives, with data revenue contributing 10.4% in the 2008 financial year. Vodacom will seek to grow its revenue in South Africa by launching and expanding a range of non-traditional mobile products and services in areas such as telemetry, media and entertainment, and financial services.

Vodacom is leveraging its successful experience in sub-Saharan South Africa to grow revenue by providing converged infrastructure and services in its five existing countries of operation and, to the extent available, by selectively acquiring additional communications licenses or operators in other African markets.
Vodacom intends to increase revenue by continuing to grow its existing operations in sub-Saharan
Africa through converged infrastructure and services and, to the extent available, by selectively acquiring additional communications licenses or operators in other African markets. Vodacom is developing infrastructure, initially in South Africa, that will enable it to deliver end-to-end converged solutions extending from mobile to fixed line voice and data, managed data networks, voice over internet protocol solutions, hosted facilities and applications and security and managed hosting solutions. Vodacom is continuing to pursue future growth through selected mobile expansion initiatives in other African markets. Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions, low penetration and good prospects for growth, market leadership and profitability. Other key factors include Vodacom’s ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing. Other African operations are branded under the “Vodacom” name.
Vodacom is also considering entering new markets by seeking out alternative entry strategies such as through management and technical service agreements and acquiring non-traditional GSM operators such as internet service providers and other telecommunications service providers.
Vodacom benefits from an experienced management team complemented by its experienced international and local shareholders, Vodafone and Telkom.
Vodacom has an experienced management team with a record of innovation as the first commercial 3G network operator in South Africa, the first mobile communications network operator in the world to offer prepaid mobile communications services on an intelligent network platform and to offer its customers coverage across the whole of Africa where commercial roaming based on the
Global System for Mobile, or GSM, communications technology is available. Vodacom was also the first South African mobile communications network operator to provide nationwide coverage in South
Africa. Alan Knott Craig, who announced his decision to step down as chief executive officer of the
Vodacom Group effective from September 30, 2008, has agreed to remain as consulting chief executive officer until the end of the 2009 financial year in order to provide continuity to Vodacom
Group and ensure that a qualified successor is appointed.
Vodacom benefits from the financial, operational and managerial expertise of its shareholders,
Vodafone and Telkom. Vodacom has an alliance with Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services, such as the Vodafone Mobile Connect Card,
Vodafone live!, Mobile TV, BlackBerry®, and Vodafone Simply. Vodacom’s alliance with Vodafone also provides Vodacom access to Vodafone’s global research and development, and access to Vodafone’s marketing and buying powers.
Our group strategy
We will seek to differentiate ourselves from competitors by moving from a provider of basic voice and data connectivity to become Africa’s preferred information, communications and technology service provider, offering fully converged voice, data, video and Internet services. Our core strategy is to defend and grow profitable revenue, while managing costs. We will seek to defend profitable revenue by providing superior, customized solutions that meet the needs of consumer, business and wholesale customers. We will pursue growth of profitable revenue through fixed-wireless and mobile data services, broadband services and converged services both in South Africa and internationally.
We will seek to grow both organically as well as through partnerships and acquisitions, while managing costs through our capability management initiative designed to realign our structure,

employees and resources to better match our transforming information, communications and technology business.
Defend profitable revenue
Our primary objectives in defending profitable revenue are to:
• Maintain fixed-line net revenue.
• Retain our leading fixed-line market share.
• Increase annuity revenue as a percentage of total fixed-line operating revenue.
We will seek to defend profitable revenue by:
•  Improving our competitiveness in areas where competition is expected to intensify through tariff rebalancing in order to maintain fixed-line net revenue and retain our leading fixed-line market share. Pricing is a key element of this strategy. Our tariff rebalancing will primarily focus on the relationship between the actual costs and tariffs of line rentals and traffic in order to more accurately reflect underlying costs and better compete in a liberalized communications market.
We will seek to protect our margins in response to increased competition. We have reduced long distance call unit tariffs an average of 10% effective August 1, 2006 and by another 10%
effective August 1, 2007, while increasing line rental an average of 8% effective August 1, 2006 and 12% effective August 1, 2007. We are also seeking to rebalance long distance and local call unit tariffs to decrease arbitrage opportunities on call charges. In addition, we have reduced overall data tariffs with 9% effective August 1, 2006 and 11.9% effective August 1, 2007 to better align with costs, especially on International Private Leased Circuits and will seek opportunities for further tariff rebalancing. We also intend to increase per-second billing benefits as part of our bundled packages.
•  Building customer retention (resistance to switch) through initiatives that entice customers to stay with Telkom in order to maintain fixed-line net revenue and retain our leading fixed-line market share. We will focus on customer centricity to combat churn and encourage retention by implementing value and needs-based customer segmentation and better customer value and portfolio management. In addition, we will seek to foster long-term relationships with enterprise and wholesale customers through volume and term agreements. During the 2008 financial year, we established a customer data environment that provides Telkom with a holistic view of the customer to enable better customer segmentation based on value, behavior and needs. We will also seek to implement process improvements in order to improve service delivery. As a result of initiatives implemented in the 2008 financial year, the percentage ADSL faults cleared within 24 hours improved from 33% in the 2007 financial year to 42% in the 2008 financial year.
•  Building customer loyalty by providing superior value propositions that position Telkom as the service provider of choice in order to maintain fixed-line net revenue and retain our leading fixed-line market share. Constant innovation of products and services will be pursued to re-
vitalize Telkom’s image and reputation. We will seek to improve communication with customers and ensure that they are informed about Telkom and its products.
•  Converting revenue streams to annuity revenue. We will seek to continue to protect our voice revenue from fixed-to-mobile substitution and against voice over internet protocol providers by bundling call minutes with access line rental in an attractive subscription-based value proposition to deliver greater value to our customers. We will continue to enhance annuity-
based calling plans and bundles, including Telkom Closer, which is targeted at the residential customer and offers line rental, preferential rates for international outgoing calls, pure per-
second billing for fixed-to-mobile calls and free minutes in selected options. In the 2008 financial year, we enrolled 184,822 customers in Telkom Closer calling plans, thereby converting 30% of residential subscribers to annuity-based calling plans. Our SupremeCall calling plan offers pure per-second billing on all outgoing calls and is targeted at the small, medium and large business customers. We grew our SupremeCall calling plan by 149.2%
to 12,916 customers in the 2008 financial year.
Grow profitable revenue through fixed-wireless and mobile data services
We will seek to grow profitable revenue through fixed-wireless and mobile data services by providing an integrated bundled offering with superior speeds and quality through our fixed-line network, combined with mobility when required by customers, by:
•  Transforming our fixed-line business to incorporate key value-added services, including fixed-
mobile converged voice services.
•  Building a fixed-wireless and mobile data network in selected areas that utilizes less vulnerable access technologies, reducing copper theft, and improved service levels in order to retain customers. We will also seek to enter into roaming and other arrangements where economical in those areas where we choose not to build our own network. We will seek to leverage our well established relationships with our corporate customers and as the provider of the local mobile backbone network, believe we are ideally positioned to offer a full range of products and services. We are aiming to launch services in the 2009 financial year. In order to implement this strategy, we have obtained access to the 1800 MHz and 2100 MHz spectrum bands. We have elected to pursue our fixed-wireless and mobile data services utilizing CDMA technology, which we believe is less costly to roll-out than GSM technology, will complement our Multi-Links
CDMA network and other CDMA networks in Africa and will enable us to scale up our service offering as demand and mobile opportunities permit. We have accordingly appointed Huawei for the deployment of W-CDMA technology. We do not intend to recreate a national mobile backbone in South Africa, but instead will seek to focus on higher margin areas and will seek to take advantage of emerging technologies that enable roaming across networks utilizing different mobile technologies. Through this network, we will seek to offer:
•  wireless access in campus environments, gated communities, security complexes and other developments in order to speed up service provisioning and provide cost-effective services.
•  mobile data services in niche markets, including temporary or complementary links to fixed-
broadband connections and expansion of our Do Broadband service to Do Mobile
Broadband.
•  fixed/nomadic voice services, which encompasses the provisioning of a fixed-wireless network, but does not allow cell to cell handover.
We believe that having a coherent, integrated and synergistic fixed-mobile capability will enhance our ability to successfully partner with others where synergistic opportunities exist and make acquisitions in order to compete locally and internationally.
Grow profitable revenue through broadband and converged services
We will seek to grow profitable revenue in our broadband and converged services areas by:
•  Increasing broadband revenues in our retail and wholesale businesses. In our retail business, we will seek to increase broadband penetration with a target penetration of at least 20% of our fixed-lines. We are aggressively expanding our broadband footprint, increasing the bandwidth in order to offer and host higher bandwidth applications, such as video services. Our ADSL offering is enhanced with a value added portal through which our customers have access to a host of broadband value added services. As a result, we increased the number of ADSL subscribers by 61.2% from 255,633 as of March 31, 2007 to 412,190 as of March 31, 2008,
resulting in broadband penetration of 9.1% of fixed lines as of March 31, 2008. Furthermore,

managed data network services revenue has increased by 36.2% from R534.7 million in the
2007 financial year to R728.5 million in the 2008 financial year as a result of the 14.8% growth of managed network sites from 21,879 as of March 31, 2007 to 25,112 as of March 31, 2008.
In order to leverage ADSL access, we launched VPN Lite to retail customers in the 2008 financial year. Our VPN Lite product includes an advanced self-help and online charging solution. Our VPN products have gained increasing traction in the market by catering to increased data usage and demand for converged services and we have increased our VPN sites by 58.0% to 12,741 as of March 31, 2008. We intend to launch several new products and services in the 2009 financial year, including voice over broadband and hosted internet protocol multimedia contact centers, as well as next generation services.
We are also seeking to increase wholesale broadband revenues. The growth in traffic on mobile networks has stimulated the demand for leased lines, the revenue from which has grown by 11.1% from R1.7 billion in the 2007 financial year to R1.8 billion in the
2008 financial year. To enable our wholesale customers to resell ADSL access, we launched a new wholesale ADSL resell service in the 2008 financial year. In the 2009 financial year, we expect to launch wholesale ethernet services, as well as next generation Diginet and SDH services.
•  Continuing to increase converged services revenue, including from information technology, internet service provider, data and storage center, content and managed services. We will seek to increase average annual revenue per line by providing converged information, communications and technology solutions to the enterprise market and enabling the digital home in the consumer market. We are focusing our efforts on service differentiation through enhanced value packages and bundles according to customer requirements, while ensuring improved service delivery and assurance. We intend to launch several new products enabled by the deployment of our next generation network, including next generation voice, data and converged offerings.
•  Pursuing partnerships with content providers to enhance our offerings in the consumer market.
Our content strategy is to enable the bundling of content to provide added value in a variety of subscription and pay-as-you-go models. Specifically, we will seek to increase sales of our broadband offering by providing customers with rich media content through our Do Broadband portal, which bundles ADSL access and a TelkomInternet account at discounted prices.
•  Aggressively seeking to improve our market share in the information technology services sector over the next five years by aiming to take advantage of opportunities offered by information, communications and technology convergence and targeting the medium to large business segment to meet their demand for end-to-end solutions. We believe our network management capabilities put us in a strong position to deliver data and value added managed services at speeds and quality levels superior to our competitors. Several products, including Metro LAN, have been introduced to strengthen our data communications service capabilities and improve our integrated communications service offerings in response to increased demand for higher bandwidth in the corporate and global segment.
•  Seeking to expand our domestic data center operations both organically and through international acquisitions. We will seek to stimulate the use of bandwidth over our network through our data center business and believe we are well positioned as we already offer basic data services, as well as managed WAN/VPN and LAN services. In addition, through the convergence of information technology and telecommunications, we are seeking to satisfy customer demand for one-stop solutions for their communications and information technology infrastructure requirements. Our data center strategy will be designed to provide customers a more cost effective solution, while enabling us to capitalize on a high margin growth opportunity.

•  Endeavoring to improve our innovation capability and aid product innovation through access to new technology, service and business models in global markets. We intend to partner with venture capital partners where opportunities exist to invest in promising global technologies, as well as media and telecommunication developments that we can deploy in our markets.
Grow profitable revenue internationally
We will seek to grow profitable revenue internationally by:
•  Increasing revenue from international investments and services. We will seek to become a Pan-African integrated service provider that offers international communications and internet connectivity, hosting and managed data services and wireless voice and mobile broadband solutions. Over the long-term, we will seek to provide international data connectivity to major cities in Africa through regional hubs, such as Nigeria and South Africa. We intend to establish a management services company to complement our geographic expansion strategy.
•  Increasing international revenue from our newly acquired Africa Online and Multi-Links subsidiaries. In February 2007, we acquired full control of Africa Online, an internet service provider in Africa, and effective May 1, 2007, we acquired a 75% interest in Multi-Links, a provider of fixed, mobile, long distance and international communications services throughout
Nigeria. We will seek to leverage synergies across the Telkom Group to grow revenue from these subsidiaries both organically and through acquisitions. Through Multi-Links, we will seek to introduce converged fixed and mobile services into the Nigerian market. Multi-Links’
subscriber base increased 210% from 262,431 as of September 30, 2007 to 813,392 as of
March 31, 2008 and increased to more than 1,000,000 shortly thereafter. We will seek to expand Africa Online to become a truly Pan-African internet service provider. Africa Online will seek to optimize synergies with Telkom, focusing on market expansion in order increase its revenue in its corporate and multi-national markets as well as from wireless broadband internet access. We will also seek to leverage Telkom’s available international capacity to deploy satellite-based internet access through Africa Online. In addition, Africa Online is expected to be the vehicle through which Telkom will deliver internet services outside of South Africa. Africa
Online had 14,393 subscribers as of March 31, 2008. Africa Online currently operates in nine countries and will seek to expand and grow its presence to 15 countries throughout Africa.
Managing costs through our capability management initiative
We will seek to manage costs by realigning our structure, employees and resources to better match our transforming information, communications and technology business and improve customer service. The transformation of the communications industry and increasing market and competitive pressure has put communications companies such as Telkom under increasing revenue and expense constraints while requiring improved customer service. As a result, we have launched a capability management initiative designed to ensure that the capabilities needed to succeed in a converged communications market are established through the optimal utilization of external as well as internal capabilities, extracting efficiencies where possible through scale of a rapidly maturing retail and wholesale market and better organizing functional areas in a more deregulated and liberalized communications market. Our capability management initiative includes the internal consolidation of certain functional areas and the selection of strategic long term partners with proven performance for other functional areas. The following areas are expected to be impacted: call center operations, ancillary services, network service providers, network field operations, network core operations, information technology operations and retail outlets.

Capitalize on the growing mobile communications and internet service provider markets in
South Africa and other African markets
Telkom has made a decision to invest in the build out of a fixed-wireless and mobile data network.
Telkom is currently limited in its ability to pursue or provide full mobile services in South Africa and sub-Saharan Africa by the provisions of the Vodacom joint venture agreement with Vodafone. On
June 2, 2008 Telkom issued a cautionary announcement regarding its receipt of a non binding proposal by a wholly-owned subsidiary of Vodafone to acquire a portion of Telkom’s stake in
Vodacom, subject to, among other things, Telkom distributing its remaining stake in Vodacom to
Telkom’s shareholders. On June 2, 2008 Telkom issued a cautionary statement regarding these developments and on July 15, 2008, Telkom issued a further cautionary announcement that its discussions with Vodafone and independently with the Mvelaphanda Holdings (Proprietary) Limited consortium are still ongoing and shareholders are advised to continue to exercise caution when dealing in Telkom securities. Telkom’s board does not intend to consider disposing of Telkom or any of its subsidiaries, joint ventures or assets without compelling strategic rationale. There can be no assurance that Telkom will ultimately elect to divest of its interest in Vodacom or the structure or the ultimate value to Telkom and its shareholders of its Vodacom interest, or that Telkom’s mobile strategy will change or that it will be successful in pursuing any new mobile opportunities.
Vodacom’s strategic objectives are to achieve sustainable growth in profits and cash flow by maintaining its leadership position in the mobile voice and data space while seeking out new innovative horizontal and vertical revenue expansion. In order to achieve these objectives, Vodacom intends to pursue the following strategies:
•  Continue to maintain its leadership position in its core mobile voice and data business.
Vodacom will continue to strive for growth in profits by seeking out new innovative products and services to retain its customer base and grow average revenue per user from such customers. Vodacom will also seek to control its cost base so as to gain greater economies of scale and maximize longer term use of its assets and investments. Vodacom continued to invest in customer service in order to maintain its leading position and completed a sixth customer care call center, built at a cost of R116 million in the Johannesburg central business district. Two more walk-in customer care centers were completed in major shopping malls in
Gauteng. A sizeable investment was also made in training advanced data specialists that have been deployed at our customer care centers nationally to answer data related queries.
•  Seek out new horizontal expansion opportunities. Vodacom aims to extend its reach into horizontal businesses such as media, entertainment and advertising. Vodacom believes that its brand position, effective distribution network and significant customer base places it in a strong position to launch products and services in these growth sectors. Vodacom has recently launched mobile advertising, which has contributed R24.1 million to Vodacom’s revenue in the
2008 financial year. Vodacom will seek to leverage this business to contribute to its overall growth in revenues and profitability. Vodacom also aims to seek out new growth opportunities in financial services such as mobile payment services, telemetry and online services through its focus on mobile internet.
•  Seek out new vertical expansion opportunities. Vodacom’s focus in the future is to be active in every area of communications. This means a significant shift away from being a mobile-centric operator to becoming a leading provider of electronic communications infrastructure and related services. Vodacom has also officially launched Vodacom Business through which it aims to provide converged voice, data, internet services and hosting solutions to a corporate customer base through investments in fiber optic rings.
•  Increase revenue from geographic expansion opportunities. Vodacom intends to increase revenue from its other African operations, by continuing to grow its existing operations in sub-
Saharan Africa through converged infrastructure and services, and, to the extent available, by selectively acquiring additional communications licenses or operators in other African markets in the future that have stable economic and political conditions and good prospects for growth, market leadership and profitability. Vodacom is also considering entering new markets by seeking out alternative entry strategies such as through management and technical services agreements and acquiring non-traditional GSM operators such as internet service providers and other communications service providers. In its other African operations, Vodacom seeks to gain majority ownership, develop strong local partnership relationships and, if possible, obtain non-recourse financing. Vodacom’s revenue from other African operations increased 30.3% in the year ended March 31, 2008 to R5.4 billion and 39.2% in the year ended March 31, 2007 to
R4.1 billion from R3.0 billion in the year ended March 31, 2006, 50% of which is included in the
Telkom Group’s revenue. As a result, Vodacom’s revenue from other African countries increased from 10.1% of Vodacom’s total revenue in the 2007 financial year to 11.2% of
Vodacom’s total revenue in the 2008 financial year.
Fixed-line communications
Overview
Our fixed-line segment is our largest business segment and includes our fixed-line voice, data and internet businesses. Our fixed-line services consist of:
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
•  interconnection services, including terminating and transiting traffic from South African mobile operators, as well as from international operators and transiting traffic from mobile to international destinations; and
•  fixed-line data and internet services, including domestic and international data transmission services, such as point to point leased lines, ADSL services, packet-based services, managed data networking services and internet access and related information technology services.
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
We target our prepaid service mainly at first time home phone customers who do not have sufficient credit history and are located in areas where we can provide access to our network without significant additional investment. Customers who have previously had their telephone service disconnected due to non-payment are also encouraged to migrate to our prepaid service option in order to reduce future non-payments while satisfying demand for our services. In the 2007 financial year, we introduced
Waya Waya, which is our most affordable fixed-line offer yet. Existing customers are required to pay
R120 in advance to cover line rental for a year, thereby ensuring that our customers stay connected.

We also offer subscriptions to value-added voice services. We offer a broad range of value-added voice services on a subscription or usage basis, including call forwarding, call waiting, conference calling, voice-mail, toll free calling, ShareCall, which permits callers and recipients to share call costs, speed dialling, enhanced fax services and calling card services for payphones. These services complement our basic voice services and provide us with additional revenue while satisfying customer demand, enhancing our brand and increasing customer loyalty. Value added voice services such as our CallAnswer voicemail service are also bundled with value added calling plans such as Telkom
Closer to further enhance the value to our customer.
We provide payphone services throughout South Africa. As of March 31, 2008, we operated approximately 138,344 public payphones and approximately 4,538 private payphones, of which approximately 41% were coin operated and combination payphones and the remainder were card operated payphones.
The following table sets forth information regarding our postpaid and prepaid lines and payphones as of the dates indicated, excluding our internal lines:
            As of March 31,
2007/2006
2008/2007
   2006
   2007
    2008
   % change
  % change
(in thousands, except percentages)
Postpaid PSTN
(1)
. . . . . . . . . . . . . . . .
2,996
2,971
2,893
(0.8)
(2.6)
Business . . . . . . . . . . . . . . . . . . . . . 1,412 1,426 1,429 1.0 0.2
Residential . . . . . . . . . . . . . . . . . . . 1,584 1,545 1,464 (2.5) (5.2)
Prepaid PSTN . . . . . . . . . . . . . . . . .
854
795
743
(6.9)
(6.5)
ISDN channels . . . . . . . . . . . . . . . . .
693
718
754
3.6
5.0
Payphones
(2)
. . . . . . . . . . . . . . . . . .
165
158
143
(4.2)
(9.5)
Total fixed access lines
(3)
. . . . . . . . . . .
4,708
4,642
4,533
(1.4)
(2.4)
Notes:
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
                 As of March 31,
2007/2006
2008/2007
   2006
   2007
   2008
  % change
  % change
(in thousands, except percentages)
Opening balance . . . . . . . . . . . . . . . .
4,726
4,708
4,642
(0.4)
(1.4)
Net line growth . . . . . . . . . . . . . . . . .
(18)
(66)
(110)
(266.7)
(66.7)
Connections . . . . . . . . . . . . . . . . . . . 615 572 497 (7.0) (13.1)
Disconnections . . . . . . . . . . . . . . . . . (633) (638) (608) 0.8 (4.7)
Closing balance . . . . . . . . . . . . . . . .
4,708
4,642
4,532
(1.4)
(2.4)
Churn (%) . . . . . . . . . . . . . . . . . . . . 13.4 13.6 13.3 1.5 (2.2)
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

In the 2008 financial year, Telkom continued to focus on customer retention by enhancing its bundled products. In August 2007, Telkom added 30 free local minutes of standard time to its Telkom
Closer 1 and 2 plans, and reduced the rates to selected international destinations and introduced pure per second billing for fixed to mobile calls in its Telkom Closer 3, 4 and 5 plans. Telkom Closer 1 and
2 plans will be further enhanced to include 60 free local internet minutes effective August 1, 2008. In addition, the Telkom Closer 3, 4 and 5 plans will be enhanced to include 1,300 free standard time minutes effective August 1, 2008. In addition, Telkom expanded its current PC bundle campaign to also offer products such as X-Boxes.
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
Telkom Closer 1
Includes line rental, Call Answer, a minimum charge at a flat rate for calls during off peak time up to one hour, and a discounted per record rate for local and long- distance calls subject to a minimum charge and since August 2007, 30 free local minutes during standard time. In addition, with effect from August 2008, this package includes 60 free local internet minutes during callmore time.
Telkom Closer 2
Includes line rental, Call Answer, unlimited free calls for calls during off peak time up to one hour, and a discounted per record rate for local and long-distance calls subject to a minimum charge and since August 2007, 30 free local minutes during standard time. In addition, with effect from August 2008, this package includes 60 free local internet minutes during callmore time.
Telkom Closer 3
Includes line rental, Call Answer, 1,000 inclusive free peak time minutes, unlimited free calls for calls during off peak time up to one hour, a discounted per second rate for local and long distance calls subject to a minimum charge, and, since August 2007 reduced rates to selected international destinations and pure per second billing for fixed to mobile calls.
Telkom Closer 4 All the benefits of Telkom Closer 3 bundled with DSL 384.
Telkom Closer 5 All the benefits of Telkom Closer 3 bundled with DSL 4096.
Telkom Closer plans 1 to 3 have an option to purchase 150 or 75 local internet hours during
Callmore time.
Despite these campaigns, Telkom’s fixed-line base declined by 2.4% in the 2008 financial year and 1.4% in the 2007 financial year. The decrease in the number of subscriber lines was mainly in the lower revenue generating areas such as prepaid PSTN lines and residential postpaid PSTN lines, partially offset by an increase in ISDN channels and business postpaid PSTN lines. The higher revenue generating areas, such as business lines, showed a positive growth of 0.2% in the 2008 financial year and 1.0% in the 2007 financial year. The decrease in the number of residential postpaid
PSTN lines was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections, while the decrease in prepaid PSTN lines was primarily as a result of customer migration to mobile services and our residential postpaid PSTN services to enable access to subscription based calling plans. The decline in prepaid services in the 2008 financial year, was offset in part by “Waya-Waya”, which accounted for approximately 32.5% of prepaid services as of March 31, 2008. The increase in ISDN channels and ADSL services was primarily driven by increased demand for higher bandwidth and functionality. This, together with the alignment of the residential and business DSL product and the upgrading of DSL 192 to DSL 384, without any additional cost to the customer, has added to the positive growth in ADSL. ISDN services grew by approximately 5.0% in the 2008 financial year mainly due to Telkom’s primary rate service which grew 9.5%, while its basic rate declined 3.2%.
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
Traffic
We offer local, long distance, fixed-to-mobile, international outgoing and international voice over internet protocol services to business, residential and payphone customers throughout South Africa at tariffs that vary depending on the destination, distance, length, day and time of call. Local traffic services are for calls made to destinations less than 50 km from origination. Long distance traffic services are for calls made to national destinations greater than 50 km from origination. We provide international outgoing services, including both voice and data traffic. We provide direct international dialling access to approximately 230 destinations.
Telkom has in recent years introduced calling plans as a customer retention strategy in order to defend revenues. These calling plan arrangements comprise monthly subscriptions for access line rental, value added services and free or discounted rates on calls. Traffic revenues from calling plan subscriptions was reported as part of local traffic revenue in financial years prior to the 2007 financial year, as most of these calling plans related to local calls only and the amounts were insignificant. The access line rentals and value added services revenue components of calling plan arrangements are included in subscriptions and connecting revenue. In response to the significant growth in calling plan arrangements, the need arose to separate traffic revenue resulting from subscription based calling plans into annuity revenue and the respective traffic revenue streams. Commencing in the 2007 financial year, subscription based calling plans revenue includes traffic annuity revenue related to calling plans. Discounted and out of plan traffic relating to these calling plans is disclosed under the applicable traffic revenue streams.
The following table sets forth information regarding our fixed-line traffic, excluding interconnection traffic, for the periods indicated. We calculate fixed-line traffic by dividing fixed-line traffic revenues for the particular category by the weighted average tariff for such category during the relevant period.
        Year ended March 31,
2007/2006
2008/2007
  2006
  2007
  2008
  % change
  % change
(in millions, except percentages)
Local
(1) (2)
. . . . . . . . . . . . . . . . . . . . . 18,253 14,764 11,317 (19.1) (23.3)
Long distance
(1) (2)
. . . . . . . . . . . . . . . . 4,446 4,224 3,870 (5.0) (8.4)
Fixed-to-mobile . . . . . . . . . . . . . . . . . 4,064 4,103 4,169 1.0 1.6
International outgoing . . . . . . . . . . . . . . 515 558 635 8.4 13.8
International voice over internet protocol . . . . 83 38 43 (54.2) 13.2
Subscription based calling plans
(2)
. . . . . . . – 1,896 2,997 – 58.6
Total traffic . . . . . . . . . . . . . . . . . . .
27,361
25,583
23,031
(6.5)
(10.0)
Notes:
(1)
Local and long distance traffic includes dial-up internet traffic.
(2)
Traffic from subscription based calling plans has been reclassified from local and long distance traffic into a separate line item in the 2007 and 2008 financial years. Traffic from subscription based calling plans was not reclassified in the 2006 financial year.

Traffic was adversely affected in both the 2008 and 2007 financial years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dial-up internet traffic being substituted by our ADSL service, as well as the decrease in the number of prepaid and residential postpaid PSTN lines and increased competition in our payphone business. The decrease in international voice over internet protocol traffic in the 2007 financial year is primarily due to relocation of the international call center business by one of our customers outside South Africa.
Interconnection services
We provide interconnection services to Neotel, which began October 2007, the three mobile operators, Vodacom, MTN and Cell C, and certain other entities that lawfully provide licensed telecommunications services in South Africa consisting of call termination and call transit, as well as access, through our network, to other services, including FreeCall 0800, ShareCall 0860 and
HomeFree, emergency services and directory enquiry services.
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
        Year ended March 31,
2007/2006
2008/2007
  2006
  2007
  2008
  % change
  % change
(in millions, except percentages)
Domestic mobile interconnection traffic . . . . . 2,299 2,419 2,502 5.2 3.4
Domestic fixed interconnection traffic . . . . . . – – 113 – n/a
International interconnection traffic . . . . . . . 1,355 1,321 1,280 (2.5) (3.1)
Total . . . . . . . . . . . . . . . . . . . . . . .
3,654
3,740
3,895
2.4
4.1
Domestic mobile interconnection traffic includes traffic from mobile operators terminating on our network, international outgoing calls from mobile networks and access to other services such as emergency services and directory enquiry services. The increase in domestic mobile interconnection traffic in the years ended March 31, 2008 and 2007 was primarily due to an overall increase in mobile calls as a result of growth in the mobile market, partially offset by increased mobile-to-mobile calls bypassing our network.
Domestic fixed interconnection traffic includes traffic from Neotel, USALs and VANS.
International interconnection traffic consists of international termination traffic and international hubbing traffic. International interconnection traffic decreased in the 2008 financial year due to a decrease in volumes as a result of loss of volumes to Neotel, Sentech, the USALs and illegal operators terminating traffic in the country. International interconnection traffic decreased in the 2007 financial year due to a decrease in international switch hubbing traffic.

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
Leased lines. We provide national and international leased lines in South Africa. Leased lines are fixed connections between locations, which are secure and exclusive to the user, and are mainly used for high volume data or multimedia transmission. Leased lines are our principal data transmission service and include Diginet, Diginet Plus and Megaline services. We also provide leased lines to broadcasters for audio and video services. Our leased line customers pay an initial installation charge and a recurring fee based on the type, length and capacity of the leased line. Leased line charges have decreased since the 2005 financial year and we expect that competition may increase pressure on prices in the future. We are currently enhancing the Diginet portfolio to cater for the migration of customers from the old platform to NG Diginet Frame to ensure continuity in service.
Large numbers of leased lines are provided to the mobile operators at negotiated wholesale rates for the build out of their networks. With the growth in traffic carried on the mobile networks, a need was identified for the deployment within these networks of transmission links with transmission speeds higher than the 2 Mbps provided by existing agreements. We entered into broadband fixed link leasing agreements with Vodacom and MTN in the 2004 financial year and with Cell C in the 2005 financial year. These agreements have been enhanced over time, and we currently provide broadband links at speeds of 45 Mbps, 155 Mbps and 622 Mbps, and anticipate that we will soon be providing links at speeds of 2.5 Gbps. Formalized service level agreements and term and volume based discount structures, as a counter to the competitive challenges that are occurring in this area of the business have been put in place. These agreements have been enhanced over time, and we anticipate that we will soon be providing links at speeds of 45 Mbps, 155 Mbps and 622 Mbps, and agreements and term and volume based discount structures have been put in place, as a counter to the competitive challenges that are occurring in this area of the business.
Recognizing the increasing threat of competition in the provision of leased lines to the mobile operators, Telkom introduced further discounting structures in the 2007 and 2008 financial years in order to improve the attractiveness of Telkom’s product offerings to this rapidly growing market.
Fixed link leasing agreements were also entered into with some of the smaller operators, including
VANS and USALs, as well as Neotel. Vodacom and MTN have both indicated that they intend to self-provide some of the leased lines, which they require for the build out of their networks, as an alternative to leasing them from Telkom. We are currently negotiating improved leased line prices with the mobile operators in order to retain revenue from leased lines.

The following table sets forth the bandwidth capacity of our Diginet, Diginet Plus, ATM Express and broadcasting data transmission services:
Leased line
Bandwidth
Diginet . . . . . . . . . . . . . . . . . . . . . . . 2.4 Kbps to 64 Kbps
Diginet Plus . . . . . . . . . . . . . . . . . . . . 128 Kbps to 2 Mbps
ATM Express . . . . . . . . . . . . . . . . . . . . 2 Mbps to 155 Mbps
Broadcasting
Analogue audio . . . . . . . . . . . . . . . . . .
7.5 or 15 KHz
Analogue video . . . . . . . . . . . . . . . . . . . 70 MHz
Digital . . . . . . . . . . . . . . . . . . . . . . . . 2 Mbps to 155 Mbps
Our portfolio of global international products consists of a number of different products. We have international private line circuits, or IPLCs, which are our Diginet and Megaline equivalent to international destinations with bandwidths ranging from 2.4 Kbps up to 155 Mbps. The international private line circuits use both cable infrastructure, and satellite infrastructure. This product is complimented by our three global alliances with Infonet, Equant and BT, which are used to offer customers connectivity based on those companies’ global networks. Our global alliances have coverage throughout the world and it is easier for customers to use them from an ordering, installation and support point of view, as they have physical presence or formally appointed partners in each country.
We are busy with a product enhancement on the IPLC portfolio by productizing restoration and adding SLAs. Telkom has also started offering IRU service offerings, which are expected to ensure the long term retention of customers as well as incremental revenue streams. Another diversification of the International leased line portfolio was the introduction of partial IPLC in April 2008.
Telkom Wholesale launched a new wholesale service, offering Resell ADSL on April 10, 2007 to value added network service licensees and internet service providers. Resell ADSL enables wholesale customers to resell ADSL access to their customers. The main advantage of this service is that the wholesale customer is the single point of contact for new ADSL access orders and first level ADSL service assurance. The service is provisionally available to those customers who have an active, broadband friendly Telkom analogue telephone service. Telkom Resell ADSL offers the following service options:
•  Resell ADSL up to 384 Kbps.
•  Resell ADSL up to 512 Kbps.
•  Resell ADSL up to 4096 Kbps.
The service is provided with a self-install option only and service providers are able to provide their own modems.
ADSL Services. ADSL allows the provisioning of high speed connections over existing copper wires using digital compression. We have different ADSL services available, aimed at the distinct needs of our customers. In an attempt to simplify our DSL offering and to increase value to the customer we have aligned the residential and business DSL product offerings and upgraded all DSL
192 customers to DSL 384 without any additional cost to the customer. The following table indicates our product offerings as of March 31, 2008:
DSL                DSL
DSL
       384
       512
       1024
Downstream speed . . . . . . . . . . . . . . . Up to 384 Kbps 512 Kbps 4096 Kbps
Upstream speed . . . . . . . . . . . . . . . . . Up to 128 Kbps 256 Kbps 384 Kbps

In April 2007, Telkom launched Do Broadband, which bundles ADSL access and a TelkomInternet account at discounted rates. We have also launched DSL Self-install as an alternative to the usual installation process involving a visit from a Telkom technician. Apart from the convenience of Self-
install, it enables customers to save R490.00 in installation fees. We intend to continue to offer ADSL packages, including a free modem, with a 24 month contract. Telkom has further launched a value added portal in May 2007 through which our customers have access to a host of our broadband value added services. With the launch of the portal, Telkom introduced Do Music, which offers our customers affordable music downloads across all genres. In January 2008, we launched an educational portal called Edunet. We intend to offer more value added services through the portal in future.
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
ATM Express provides digital transmission services for wide area networks at speeds from 2 Mbps up to 155 Mbps. ATM Express provides a medium for companies to transmit high volumes of information at high speeds over their wide area network with high quality and reliable connections. Voice, video and data applications can be supported simultaneously over a connection. Megaline Plus is a broadband service providing for the carrying of voice, video and data at a constant bit rate across our asynchronous transfer mode network. ATM Express and Megaline Plus serve as an integral component of our integrated virtual private network service offering that allows for the convergence of voice, data, video, e-commerce and web services across a single access medium over our network. We expect our asynchronous transfer mode based service revenue to grow as a result of customers’ growing demand for bandwidth, flexibility and reliability. The development of new access products such as the MetroLan and NG SDH will also ensure new growth in the data portfolio.
Our primary internet protocol data transmission product is an IP-based VPN product, branded
VPN Supreme. VPN Supreme offers our customers the ability to converge voice, data and video applications over a single, managed VPN. This is supported by VPN Lite, a retail product aimed at the lower end of the market to leverage ADSL access. On the international front we have invested in an internet protocol and voice-over internet protocol network and launched a regional clearinghouse to serve as a hub for voice traffic on the African continent. We have launched Telkom Global VPN which enables converged services globally.
The current wholesale Easy VPN product will be enhanced to include leased lines in addition to the current ADSL access service being utilized with the product.
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
           As of March 31,
2007/2006
2008/2007
  2006
  2007
  2008
  % change
  % change
Terrestrial based . . . . . . . . . . . . . . . . . 9,492 12,905 17,237 36.0 33.6
Satellite based . . . . . . . . . . . . . . . . . . 7,395 8,974 7,875
(1)
21.4 (12.2)
Total managed network sites . . . . . . . . .
16,887
21,879
25,112
29.6
14.8
Note:
(1)
Satellite based managed network sites declined during the 2008 financial year as a result of Uthingo, the South African lottery operator, losing its license to operate.
Our portfolio of global international products consists of a number of different products. We have international private line circuits, which are our Diginet and Megaline equivalent to international destinations with bandwidths ranging from 2.4 Kbps up to 155 Mbps. The international private line circuits use both cable infrastructures, such as submarine cables, or satellite infrastructure. This product is complimented by our three global alliances with Infonet, Equant and BT, which are used to offer customers connectivity based on those companies’ global networks. Our global alliances have coverage throughout the world and it is easier for customers to use them from an ordering, installation and support point of view, as they have physical presence or formally appointed partners in each country. Due to the packet-based nature of these global networks, the cost efficiencies inherent in these networks can be passed on to customers to ensure more affordable services. We also expanded our global portfolio with the launch of our own Global VPN during the last quarter of the
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
Our South African internet eXchange, or SAIX, is South Africa’s largest internet access provider, offering dedicated and dial-up, ADSL and satellite internet connectivity to internet service providers and value added network providers. SAIX has offered fixed-line network internet access through dialup service since 1995. SAIX derives revenue for its access services primarily from subscription fees paid by internet service providers and value added network providers for access services.
In order to grow the portfolio, an opportunity has been identified to develop a service targeted mainly at night users of the SAIX ADSL service. These customers can be regarded as heavy users as they use the service mainly for games, music and movie downloading. The SAIX customer base has expanded beyond service providers and value added network providers, and now includes Vodacom and other operators in Africa. These include incumbents in Mozambique, Namibia, Angola, Zimbabwe and Lesotho.
An opportunity has been identified to develop a SAIX northern hemisphere internet service targeted at African operators and ISPs to enhance further growth of internet access services north of the equator. The customers in this region normally purchase their internet services from Europe at far cheaper rates than southern African internet operators. The establishment of a central SAIX hub in London is expected to ensure that we can capture this market and increase our revenue.

In the retail market, TelkomInternet offers a range of internet services to residential and business customers. These services include analog and ISDN dial-up services, ADSL services and
TelkomInternet powered by Satellite services. The access services are complemented by a range of value-added services, including e-mail services, domain name services and hosting services. All
TelkomInternet access bundles include e-mail services, Web based e-mail access, anti-virus services, exclusive content through our TelkomInternet website and 24 hour technical support services.
Telkom offers full commercial service of a broadband based internet access powered by satellite.
It is a Vsat product offering that allows effective sharing of the satellite platform making the service more affordable. Following the successful introduction of TelkomInternet via satellite, Telkom expanded its SpaceStream Express product into Africa branded as SpaceStream Africa.
In July 2005, TelkomInternet introduced a range of internet access and personal computer bundles to the consumer market. These bundles included a personal computer, internet access, internet call minutes, and various traditional Telkom services. During the 2007 financial year
TelkomInternet also introduced toll free technical support.
The following table sets forth information regarding our wholesale and retail internet services and customers as of the dates indicated.
          Year ended March 31,
2007/2006
2008/2007
  2006
  2007
  2008
 % change
 % change
Wholesale
Internet leased lines-equivalent 64 kbps . . . . 16,832 19,247 22,541 14.3 17.1
Dial-up ports . . . . . . . . . . . . . . . . . . . 12,889 11,462 7,010 (11.1) (38.8)
Retail
Internet dial-up subscribers . . . . . . . . . . .                      228,930
210,453 242,732 (8.1) 15.3
Internet ADSL subscribers . . . . . . . . . . . 53,997 92,140 115,334 70.6 25.2
Our wholesale internet services are billed on a bandwidth basis while our retail internet services are billed on a monthly subscription basis. We also generate fixed-line traffic revenue from internet traffic routed over our fixed-line network.
Various opportunities have been identified nationally to develop a hosting solution bundled with
SAIX. This solution is expected to increase the retention of customers and related revenues.
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
Fees and tariffs
Tariff rebalancing
We made significant progress in rebalancing our fixed-line tariffs. Telkom’s tariff rebalancing program was historically aimed at better aligning its fixed-line traffic charges with underlying costs and international norms. Telkom expects that its tariff rebalancing in the future will focus more on the relationship between the actual costs and tariffs of subscriptions and connections and traffic in order to more accurately reflect underlying costs and in response to increased competition.
Regulations made under the Telecommunications Act, which remain in effect, impose a price cap on a basket of Telkom’s specified services, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; our
Diginet product; and our Megaline product. A similar cap applies to a sub-basket of those services provided to residential customers, including leased lines up to and including lines of 2 Mbps of capacity and the rental and installation of business exchange lines. Approximately 64% of Telkom’s operating revenue in the year ended March 31, 2007 was included in this basket compared to approximately 57%
of Telkom’s operating revenue in the year ended March 31, 2008. Our tariffs for these services are filed with ICASA for approval. The price cap operates by restricting the annual percentage increase in revenues from all services included in the basket that are attributable solely to price changes to annual inflation, measured by changes in the consumer price index, less a specified percentage.
Historically, the annual permitted percentage increase in revenues from both the whole basket and the residential sub-basket was 1.5% below inflation. Effective from August 1, 2005 through
July 31, 2008, the annual permitted increase in revenues from both the whole basket and the residential sub-basket was lowered to 3.5% below inflation and ADSL products and services have been added to the basket. In addition, the price of no individual service within the residential sub-
basket can be increased by more than 5% above inflation except where specific approval has been received from ICASA and pursuant to the Electronic Communications Act, revenue generated from services where we have significant market power may not be used to subsidize competitive services.
Early in 2008, ICASA commissioned a review of the existing price control regulations applicable to
Telkom, however, ICASA has not initiated the statutory public process of reviewing the existing regulations. Telkom is awaiting communication from ICASA in respect of proposed timelines for the review. It is possible that both the composition of the basket and the price cap will be changed in a manner detrimental to Telkom, which could lower its revenues. It is not possible at this stage to assess the extent of these changes. It is unlikely that these changes will be implemented in time for
Telkom’s latest tariff filing, due to be effective from August 1, 2008.
ICASA approved a 3.0% reduction in the overall tariffs for services in the basket effective
September 1, 2005, a 2.1% reduction in the overall tariffs for services in the basket effective
August 1, 2006 and a 1.2% reduction on its regulated basket of products and services effective
August 1, 2007. On June 20, 2008, Telkom filed with ICASA proposed average price increases on its regulated basket of products and services of 2.4% as a result of inflation increases, effective
August 1, 2008. The price control formula would have permitted Telkom to apply for a 17.2% price increase due to the high consumer price index in South Africa and excess carryover of lower price increases for prior periods. See Item 3. “Key Information – Risk Factors – Risks Related to Regulatory
and Legal Matters – Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our net profit. Vodacom’s revenue and net profit could also decline if wholesale price controls are imposed on it” above and “Regulation and License
Requirements” below. All tariffs include value added tax at a rate of 14%.
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

The following tables show our subscriptions and connections tariffs as of September 1, 2005,
August 1, 2006, August 1, 2007 and our proposed tariffs as of August 1, 2008 based on our tariff filing with ICASA in June 2008.
                             As of September 1, 2005
PSTN
PSTN
ISDN2
ISDN2A
ISDN30
Postpaid
Prepaid
Basic
Basic
Primary
(ZAR, including value-added tax)
Business
Installation . . . . . . . . . . . . . . . . . . .
316.10 n/a 443.35 605.10 23,876.00
Monthly rental . . . . . . . . . . . . . . . . . 122.60 n/a 230.50 245.00 3,677.87
Residential
Installation . . . . . . . . . . . . . . . . . . .
316.10 182.50 443.35 605.10 n/a
Monthly rental . . . . . . . . . . . . . . . . . 92.28 57.25 195.90 220.50 n/a
                                      As of August 1, 2006
PSTN
PSTN
ISDN2
ISDN2A
ISDN30
Postpaid
Prepaid
Basic
Basic
Primary
(ZAR, including value-added tax)
Business
Installation . . . . . . . . . . . . . . . . . . .
342.30 n/a 480.10 655.25 25,855.30
Monthly rental . . . . . . . . . . . . . . . . . 132.75 n/a 230.50 245.00 3,982.59
Residential
Installation . . . . . . . . . . . . . . . . . . .
342.30 197.60 480.10 655.25 n/a
Monthly rental . . . . . . . . . . . . . . . . . 99.92 57.25 166.52 176.40 n/a
                                As of August 1, 2007
PSTN
PSTN
ISDN2
ISDN2A
ISDN30
Postpaid
Prepaid
Basic
Basic
Primary
(ZAR, including value-added tax)
Business
Installation . . . . . . . . . . . . . . . . . . .
383.37 n/a 537.72 733.88 28,957.94
Monthly rental . . . . . . . . . . . . . . . . . 148.68 n/a 258.15 274.40 4,460.50
Residential
Installation . . . . . . . . . . . . . . . . . . .
383.37 221.30 537.72 733.88 n/a
Monthly rental . . . . . . . . . . . . . . . . . 111.90 57.25 186.50 197.57 n/a
                                      As of August 1, 2008
PSTN
PSTN
ISDN2
ISDN2A
ISDN30
Postpaid
Prepaid
(1)
Basic
Basic
Primary
(ZAR, including value-added tax)
Business
Installation . . . . . . . . . . . . . . . . . . .
425.50 n/a 596.87 814.61 32,143.31
Monthly rental . . . . . . . . . . . . . . . . . 165.00 n/a 286.55 304.60 4,460.50
Residential
Installation . . . . . . . . . . . . . . . . . . .
425.50 245.60 596.87 814.61 n/a
Monthly rental . . . . . . . . . . . . . . . . . 124.20 57.25 207.01 219.30 n/a
Note:
(1)
The tariff for residential weekly rental is R13.21.

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
The following table sets forth our postpaid and prepaid traffic tariffs as of September 1, 2005,
August 1, 2006, August 1, 2007 and our proposed tariffs as of August 1, 2008 based on our tariff filing with ICASA in June 2008.
September 1,
August 1,
August 1,
August 1,
2005
2006
2007
2008
Peak  Off peak Peak  Off peak Peak  Off peak Peak Off peak
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Postpaid services
(residential and business)
Local minimum call charge (0 – 50 km)
for first unit
(3)
. . . . . . . . . . . . . . . . . . 0.59 0.59 0.59 0.59 0.59 0.59 0.65 0.65
Local call rate per minute (0 – 50 km)
after first unit
(3)
. . . . . . . . . . . . . . . . . 0.38 0.16 0.38 0.16 0.38 0.17 0.39 0.19
Long distance minimum call charge (>50 km)
for first unit
(4)
. . . . . . . . . . . . . . . . . . 0.80 0.80 0.72 0.72 0.65 0.65 0.65 0.65
Long distance call rate per minute (>50 km)
after first unit
(4)
. . . . . . . . . . . . . . . . . 0.80 0.40 0.72 0.36 0.65 0.33 0.65 0.33
Fixed-to-mobile call rate per minute
(5)
. . . . . 1.89 1.17 1.89 1.17 1.89 1.17 1.89 1.17
Prepaid services (residential only)
Local minimum call charge (0 – 50 km)
for first unit
(6)
. . . . . . . . . . . . . . . . . . 0.59 0.59 0.62 0.62 0.62 0.62 0.68 0.68
Local call rate per minute (0 – 50 km)
after first unit
(6)
. . . . . . . . . . . . . . . . . 0.43 0.18 0.45 0.19 0.46 0.21 0.48 0.23
Long distance minimum call charge (>50 km)
for first unit
(7)
. . . . . . . . . . . . . . . . . . 0.80 0.80 0.84 0.84 0.76 0.76 0.76 0.76
Long distance call rate per minute (>50 km)
after first unit
(7)
. . . . . . . . . . . . . . . . . 0.95 0.48 1.00 0.50 0.90 0.45 0.90 0.45
Fixed-to-mobile call rate per minute
(5)
. . . . . 1.89 1.17 1.89 1.17 1.89 1.17 1.89 1.17
Notes:
(1)
Monday to Friday 7 a.m. to 7 p.m. for local and long distance calls. Monday to Friday 7 a.m. to 8 p.m. for fixed-to-mobile calls.
(2)
Monday to Thursday 7 p.m. to 7 a.m. the next morning, and Friday 7 p.m. to Monday 7 a.m. for local and long distance calls. Monday to Thursday 8 p.m. to 7 a.m. the next morning, and Friday 8 p.m. to Monday 7 a.m. for fixed-to-mobile calls.
(3)
The first unit for peak calls is 100 seconds with effect from August 1, 2008 (August 1, 2007, August 1, 2006 and
September 1, 2005: 94 seconds) and for off peak calls with effect from August 1, 2008 is 210 seconds (August 1, 2007:
209 seconds, August 1, 2006 and September 1, 2005: 223 seconds).
(4)
The first unit for peak calls is 60 seconds and for off peak calls is 120 seconds.
(5)
Calls are charged in increments of 60 seconds for the first minute and in increments of 30 seconds thereafter.

(6)
The first unit for peak calls with effect from August 1, 2008 is 86 seconds (August 1, 2007: 81 seconds,
August 1, 2006 and September 1, 2005: 83 seconds) and for off peak calls with effect from August 1, 2008 is 179 seconds (August 1, 2007: 181 seconds, August 1, 2006 and September 1, 2005: 194.5 seconds).
(7) The first unit for peak calls is 51 seconds and for off peak calls is 101 seconds.
International outgoing
Our outgoing international call tariffs and payments are based on settlement rates negotiated with other international carriers on a bilateral basis. The following table sets forth our international outgoing traffic tariffs per minute as of September 1, 2005, August 1, 2006, August 1, 2007 and our proposed tariffs as of August 1, 2008 based on our tariff filing with ICASA in June 2008 for residential and business customers to the ten most frequently called countries based on traffic. Telkom’s 2008 proposed international call tariffs will result in an approximate overall 0.2% increase in international tariffs.
As of
As of
As of
As of
September 1,
August 1,
August 1,
August 1,
2005
2006
2007
2008
Peak Off peak Peak Off peak Peak Off peak Peak Off peak
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
(ZAR, including value-added tax)
United Kingdom . . . . . . . . . . . . . . . .
1.70
1.50
1.40
1.30
0.95
0.85
0.90
0.80
United States . . . . . . . . . . . . . . . . .
1.70
1.50
1.20
0.99
0.95
0.85
0.90
0.80
Namibia . . . . . . . . . . . . . . . . . . . .
1.66
1.30
1.30
1.30
1.40
1.15
1.10
0.98
Zimbabwe . . . . . . . . . . . . . . . . . . .
1.66
1.30
1.60
1.30
1.40
1.15
1.62
1.33
Botswana . . . . . . . . . . . . . . . . . . .
1.66
1.30
1.64
1.28
1.40
1.15
1.40
1.15
Australia . . . . . . . . . . . . . . . . . . . .
1.70
1.50
1.50
1.50
1.40
1.15
1.40
1.15
Germany . . . . . . . . . . . . . . . . . . . .
2.00
1.80
2.00
1.94
2.22
2.15
2.03
1.59
Swaziland . . . . . . . . . . . . . . . . . . .
1.66
1.30
1.66
1.30
1.40
1.15
1.10
0.98
India . . . . . . . . . . . . . . . . . . . . . .
2.30
2.00
1.80
1.80
1.80
1.70
1.81
1.59
Mozambique . . . . . . . . . . . . . . . . . .
2.70
2.50
2.50
2.50
1.40
1.15
1.40
1.15
Notes:
(1) Monday to Friday 8 a.m. to 8 p.m.
(2) Monday to Thursday 8 p.m. to 8 a.m. the next morning, and Friday 8 p.m. to Monday 8 a.m.

Subscription based plans
The following table set forth the tariff rates for our Telkom Closer plans as of August 1, 2007 and our proposed tariff rates as of August 1, 2008 based on our tariff filing with ICASA in June 2008.
Closer 1
Closer 2
Closer 3
Closer 4
Closer 5
Line rental, Line rental, Line rental, Line rental, Line rental,
Call Answer Call Answer Call Answer Call Answer Call Answer
DSL 384 DSL 4096
Standard time:
49c per minute
49c per minute 1,000 free minutes 1,000 free minutes 1,000 free minutes
49c minimum local and long distance,    increase to 1,300,
(1)
increase to 1,300,
(1)
increase to 1,300,
(1)
and long distance, first 30 local per second billing per second billing per second billing
first 30 local minutes   minutes free for fixed to mobile for fixed to mobile for fixed to mobile free
Callmore time:
R1.40 per call local
Unlimited local & Free up to 1 hour, Free up to 1 hour, Free up to 1 hour, and long distance and long distance per second billing per second billing per second billing up to an hour, calls up to an for fixed to mobile for fixed to mobile for fixed to mobile
60 free local hour, 60 free local     calls calls calls
internet minutes
(1)
internet minutes
(1)
Standard Standard 72c per minute, 72c per minute, 72c per minute,
international tariffs international tariffs    65c minimum to 65c minimum to 65c minimum to
30 most popular 30 most popular 30 most popular
destinations destinations destinations
Rate as of August 1, 2007
R120 R145 R300 R429 R651
Rate as of August 1, 2008
R135 R161 R333 R462 R684
Note:
(1) Enhancement from August 1, 2008.
Telkom SupremeCall is a calling plan that enables customers to save on their total telecommunication costs. SupremeCall offers customers’ savings on all major call types in return for a committed monthly amount of usage. Customers are able to choose calling plans ranging from R1,000 to R20,000 with savings of up to 25% on the inclusive amount of call usage purchased.
The following table set forth the tariff rates for Telkom SupremeCall as of August 1, 2008 based on our tariff filing with ICASA in June 2008. SupremeCall package prices have not changed since implementation.
SupremeCall Options available
Monthly rental
(Incl. VAT)
SupremeCall 1000 R1,000
SupremeCall 1750 R1,750
SupremeCall 2500 R2,500
SupremeCall 4000 R4,000
SupremeCall 6000 R6,000
SupremeCall 8000 R8,000
SupremeCall 10000 R10,000
SupremeCall 12000 R12,000
SupremeCall 15000 R15,000
SupremeCall 18000 R18,000
SupremeCall 20000 R20,000

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
The following table sets forth our fixed-to-mobile retail tariffs, including our termination rates paid to mobile operators and our retention rates, and our mobile-to-fixed tariffs as of January 1, 2006,
January 1, 2007 and January 1, 2008. Fixed-to-mobile tariffs are billed for the first 60 seconds and
30 second increments thereafter. Termination rates paid to mobile operators are paid on a per second basis.
As of
As of
As of
January 1,
January 1,
January 1,
2006
2007
2008
Peak Off peak Peak Off peak Peak Off peak
rates
(1)
rates
(2)
rates
(1)
rates
(2)
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Fixed-to-mobile retail rate . . . . . . . . . . . . . . . . .
1.89
1.17
1.89
1.17
1.89
1.17
Termination rate paid to mobile operators . . . . . . . . . . 1.43 0.88 1.43 0.88 1.43 0.88
Retention rate . . . . . . . . . . . . . . . . . . . . . . . . 0.46 0.29 0.46 0.29 0.46 0.29
Mobile-to-fixed retail rate
Termination rate paid to Telkom . . . . . . . . . . . . . . . 0.33 0.18 0.33 0.18 0.33 0.18
Notes:
(1)
Monday to Friday 7 a.m. to 8 p.m.
(2)
Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.
Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to corporate customers and other licensees. On April 25, 2008 Neotel announced that the first of its consumer products were available to limited parts of Johannesburg and Pretoria. The following table sets forth our retail tariffs applicable to calls to Neotel, effective from May 23, 2007, including our termination rates paid to
Neotel and our retention rates, and our interconnection tariffs which are applied between Telkom and
Neotel. Telkom’s retail tariff for such calls is billed on a per second basis with a minimum charge of
65 cents. The interconnection fees payable between Telkom and Neotel are pseudo-distance based rates coupled to the national numbering plan regulations, consisting of a lower within billing zone, or
WBZ, rate, and a higher beyond billing zone, or BBZ, rate. If a call is handed over to the other network in the same billing zone as that in which it terminates, then the WBZ rate is applicable. If it is handed over in a billing zone other than that in which it terminates, then the BBZ rate is applicable.

As of May 23, 2007
Peak
Off peak
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Telkom to Neotel retail rate . . . . . . . . . . . . . . . . . . .
0.65
0.65
WBZ termination rate paid to Neotel . . . . . . . . . . . . . . . 0.23 0.23
Retention rate . . . . . . . . . . . . . . . . . . . . . . . . . . 0.42 0.42
Telkom to Neotel retail rate . . . . . . . . . . . . . . . . . . .
0.65
0.65
BBZ termination rate paid to Neotel . . . . . . . . . . . . . . . 0.33 0.33
Retention rate . . . . . . . . . . . . . . . . . . . . . . . . . . 0.32 0.32
Neotel to Telkom calls
Termination rate paid to Telkom (WBZ) . . . . . . . . . . . . . 0.26 0.14
Termination rate paid to Telkom (BBZ) . . . . . . . . . . . . . . 0.38 0.22
Notes:
(1)
Monday to Friday 7 a.m. to 8 p.m.
(2)
Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.
Various interconnection agreements have also been signed with smaller operators such as VANS and USALs.
The following table sets forth our Telkom-to-USAL retail tariffs effective from May 23, 2007, including our termination rates paid to the USALs and our retention rates, and our USAL-to-Telkom tariffs applied between Telkom and the USALs. Telkom’s fixed-to-USAL retail tariffs for mobile USAL calls are billed for the first 60 seconds which is the minimum charge applicable for the call, and in
30 second increments thereafter. Telkom’s fixed-to-USAL retail tariffs for calls within the USALs’
service area are billed on a per second basis with a minimum charge of 65 cents. Termination rates paid to the USALs are paid on a per second basis.
As of May 23, 2007
Peak
Off peak
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Tekom-to-USAL retail rate (Calls to mobile USAL numbers) .
1.89
1.17
Termination rate paid to USAL . . . . . . . . . . . . . . . . . . 1.43 0.88
Retention rate . . . . . . . . . . . . . . . . . . . . . . . . . . 0.46 0.29
Telkom-to-USAL retail rate (Calls to fixed USAL numbers) .
0.83
0.43
Termination rate paid to USAL . . . . . . . . . . . . . . . . . . 0.33 0.18
Retention rate . . . . . . . . . . . . . . . . . . . . . . . . . . 0.50 0.25
USAL-to-Telkom calls
Termination rate paid to Telkom . . . . . . . . . . . . . . . . . 0.33 0.18
Notes:
(1)
Monday to Friday 7 a.m. to 8 p.m.
(2)
Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m.
The following table sets forth our retail tariffs applicable to calls to VANS effective from May 23,
2007, including the termination rates paid to the VANS and our retention rates, and our VANS-to-
Telkom tariffs applied between Telkom and the VANS. Telkom’s retail charges for calls to VANS are billed on a per second basis with a minimum charge of 65 cents. The interconnection fees payable to
Telkom by the VANS are distance based rates as given below.

As of May 23, 2007
Peak
Off peak
rates
(1)
rates
(2)
(ZAR, including value-added tax)
Telkom-to-VANS retail rate
Termination rate paid to VANS
(3)
. . . . . . . . . . . . . . . . . n/a n/a
Retention rate . . . . . . . . . . . . . . . . . . . . . . . . . . 0.50 0.50
VANS-to-Telkom calls (Local)
Termination rate paid to Telkom . . . . . . . . . . . . . . . . . 0.32 0.16
VANS-to-Telkom calls (Long distance)
Termination rate paid to Telkom . . . . . . . . . . . . . . . . . 0.50 0.25
Notes:
(1)
Monday to Friday 7 a.m. to 7 p.m.
(2)
Monday to Thursday 7 p.m. to 7 a.m. the next morning and Friday 7 p.m. to Monday 7 a.m.
(3)
Telkom’s fixed-to-VANS retail rate varies based on the termination rates charged by the various VANS to Telkom.
An interconnection agreement was signed between Telkom and Sentech on June 1, 2007 which provides for the termination by Telkom of calls brought into the country by Sentech pursuant to its international telecommunication gateway service license. Pursuant to this agreement, Telkom charges
Sentech the same termination rates as it charges Neotel described above. As Sentech’s license allows it to provide a carrier of carriers service to other operators, it does not have end-users within the country, and the interconnection agreement therefore does not provide for the termination of calls on Sentech’s network. It does however provide for either operator to transit international traffic via the other if they so require. Physical interconnection is currently in the process of being established.
Data tariffs
We charge monthly fees for leased lines, which vary based on bandwidth and distance, and monthly service charges for ADSL, which are not distance dependent. The following table sets forth the monthly tariffs for our data leased lines using 20 km distances and ADSL service as of
September 1, 2005, August 1, 2006, August 1, 2007 and our proposed tariffs as of August 1, 2008 based on our tariff filing with ICASA in June 2008. Subscription to ADSL service also requires the subscription to a PSTN postpaid line.

As of
As of
As of
As of
September 1,
August 1,
August 1,
August 1,
  2005
  2006
  2007
  2008
(ZAR, including value-added tax)
ADSL installation charges
HomeDSL 192/384/512/1024
(1)
. . . . . . . 404 437.5 490 543.91
BusinessDSL 512/1024
(1)
. . . . . . . . . . 404 437.5 490 543.91
ADSL access rental charges
HomeDSL 192 . . . . . . . . . . . . . . . 270 245 n/a n/a
HomeDSL 384 . . . . . . . . . . . . . . . 359 245 152 152
HomeDSL 512/BusinessDSL 512 . . . . . . 477 362 326 326
HomeDSL 1024/BusinessDSL 1024
(1)
. . . 680 516 413 413
Diginet (64 Kbps) . . . . . . . . . . . . . . . 2,214 2,160 2,039 1,985
Diginet Plus (512 Kbps) . . . . . . . . . . . . 5,245 5,067 4,658 4,493
ATM Express
2 Mbps – Bronze . . . . . . . . . . . . . . 11,953 10,827 9,747 9,435
2 Mbps – Silver . . . . . . . . . . . . . . . 15,418 14,120 12,711 12,319
34 Mbps – Silver . . . . . . . . . . . . . . 89,613 81,059 72,955 70,648
140 Mbps – Silver . . . . . . . . . . . . . . 296,246 255,460 229,908 222,610
Notes:
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
•  business customers;
•  mass markets, including small business and residential customers; and
•  payphone customers.
Business customers
Business customers are comprised of global and corporate customers, business and government customers and wholesale customers segments. We have a division for global and corporate customers, one for business and government customers and one for wholesale customers.
Our marketing departments are split into two divisions: retail marketing, which supports the global and corporate business and government customers and wholesale marketing, which supports our wholesale customers. Our business customer category accounted for approximately 70.2% of our total fixed-line operating revenue in the year ended March 31, 2008 and approximately 40.3% of our total fixed access lines as of March 31, 2008.
Global and corporate
Global and corporate customers comprise over 330 of South Africa’s largest financial, retail, manufacturing and mining companies with domestic and international operations. Global and corporate customers accounted for approximately 17.6% of our total fixed-line operating revenue in the year ended March 31, 2008 and approximately 10.0% of our total fixed access lines as of
March 31, 2008. We have increased our sales and marketing efforts aimed at our large global and corporate customers in order to continue to improve customer loyalty. We offer tailored packaged solutions and seek to enter into long-term relationships with our global and corporate customers in order to maintain our leadership position in this customer market. We market and sell our products and services to these customers primarily through corporate account managers, supported by a team of specialists in the field of pre-sales consulting, project management and post-sales service managers.
Business and government
Business and government customers comprise approximately 277,000 large and medium business and governmental accounts. We estimate that Government customers, excluding certain
Government owned parastatal companies, accounted for at least 9% of our total fixed-line operating revenue in the year ended March 31, 2008 and at least 4% of our total fixed access lines as of
March 31, 2008. We also offer tailored packaged solutions and seek to enter into long term relationships with our government and larger business customers. In addition, we established a customer relation program to focus on retaining business customers. We market and sell our products and services to these customers primarily through customer account managers in the government section and sales representatives in the business segment, the Telkom Business Call Center and customer service branches. As of March 31, 2008, we had approximately 137 Telkom Direct shops located throughout South Africa to assist our business customers in finding the products and end user equipment that best fits their needs. We have been successful in signing our business customers to long term service agreements. We have also been successful in growing our ISDN, internet access,
PABX, satellite and data, including ADSL, products and services.
Wholesale
Wholesale provides services to any national or international duly licensed intermediary.
Wholesale customers comprise mobile operators, domestic licensed network operators, international operators and service providers and domestic value-added network service providers. The wholesale market segmentation will change with the license conversion. We expect wholesale revenue from domestic operators to increase with the expansion of Neotel’s operations and the further liberalization of the South African telecommunications industry, although we believe that with the advent of the
Electronic Communications Act, competition in this sector will increase and there will be downward pressure on prices. Products sold to wholesale customers primarily include national and international voice termination services, data services and international transiting services. We also provide internet protocol services to internet service providers. We are currently focusing on developing wholesale products that cater to the needs of a more liberalized fixed-line market in South Africa. We are also expanding our wholesale product portfolio to go into non-traditional markets outside of South Africa.
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
Mass markets
Mass markets comprises small business customers and residential customers, including both prepaid and postpaid residential customers using PSTN, ISDN and ADSL services. Small business customers comprise approximately 297,000 accounts.

Mass market customers accounted for approximately 28.2% of our total fixed-line revenue in the year ended March 31, 2008 and approximately 56.6% of our total fixed access lines as of
March 31, 2008. Residential customers accounted for approximately 49.1% of our total fixed access lines as of March 31, 2008. Prepaid residential customers accounted for approximately 16.4% of our total fixed access lines as of March 31, 2008, compared to approximately 17.1% of our total fixed access lines as of March 31, 2007. Small business customers accounted for approximately 7.5% of our total fixed access lines as of March 31, 2008.
We are seeking to compete in the residential market by offering communications packages focused on improving convenience and security to enhance consumers’ lifestyles, while at the same time increasing revenue per customer. We intend to continue to introduce calling plans that target high use customers and are designed to increase consumers’ value for money. We market and sell our residential products through our customer call centers, Vodacom’s customer service branches and
Telkom Direct shops, the South African Post Office, independent distributors and vendors and through telemarketing. We are focused on increasing the penetration of our ADSL services to retail and high-
end residential customers through targeted direct advertising to high internet usage subscribers.
Payphone customers
Payphones comprise our public and private payphone units. Payphones accounted for approximately 1.6% of our total fixed-line revenue in the year ended March 31, 2008 and approximately 3.1% of our total fixed access lines as of March 31, 2008.
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
Customer care and service
We know that customers do business where their worth and uniqueness is valued and where it is easy for them to do business. The customer centricity program is making progress to ensure that the whole business is wrapped around the customer, steering away from being a predominantly product-centric organization. A key enabler of this is the establishment of a customer data environment that for the first time will provide Telkom with a single 360 degree view of the customer to enable refined customer segmentation based on value, behavior and needs. This will transform the business to the extent that the customer is at the centre of all decision making in the Company.
In future the outcome of the customer analytics approach will be a refined segmentation structure for the organisation, as well as a Marketing structure built around the different customer groups, and not around our products as in the past. This will provide the much needed end-to-end ownership of, and accountability for, the customer experience with Telkom. The segmentation outcome will also provide a consistent prioritization framework across the organisation for differentiated service and experience delivery to different customers.

We offer a number of customer care initiatives tailored to our different customer segments.
We allocate service managers to each of our global and corporate customers, who are responsible for ensuring that all new installations and repairs are performed in a satisfactory and timely manner.
In addition, in March 1998 we established a corporate customer call center in Cape Town for our global and corporate customers, capable of making minor infrastructure changes from a single location. We also use professional program managers to manage the implementation of complex network solutions. We offer service level agreements on a number of our existing data communications products where technology allows us to do so and our goal is to introduce service level agreements on all new data communications products in the future. We confer VIP status on each of our global and corporate customers and other selected customers that allows them direct access to key people within our organization to ensure quick resolution of any problems they may have regarding our products and services. We also intend on launching a wholesale call center for use by our expanding base of wholesale customers.
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

Network
Network service quality
We have made significant investments in our national network operations center and our data center designed to increase our ability to identify and anticipate future customer needs more rapidly and to provide the appropriate solutions and services. In order to take advantage of economies of scale in scheduling, we have consolidated our six voice installation and fault management centers into two centers to address faults, installation and service appointment scheduling and have consolidated our six data installation and fault management centers into two centers.
The following table sets forth information regarding Telkom’s service delivery measurements during the periods indicated.
                  Year ended March 31,
  2006
  2007
  2008
Residential voice
% cleared in 24 hours . . . . . . . . . . . . . . 47% 50% 38%
Faults per 1,000 lines . . . . . . . . . . . . . . . 470 485 476
% installed in 5 days . . . . . . . . . . . . . . . 49% 81% 54%
Business voice
% cleared in 24 hours . . . . . . . . . . . . . . 61% 66% 50%
Faults per 1,000 lines . . . . . . . . . . . . . . . 300 328 264
% installed in 5 days . . . . . . . . . . . . . . . 63% 83% 63%
Data subrate
% cleared in 24 hours . . . . . . . . . . . . . . 92% 84% 93%
Faults per 1,000 lines . . . . . . . . . . . . . . . 801 870 875
% installed in 10 days . . . . . . . . . . . . . . 40% 41% 19%
ADSL business
% cleared in 24 hours . . . . . . . . . . . . . . 54% 33% 42%
Faults per 1,000 lines . . . . . . . . . . . . . . . 480 575 575
% installed in 20 days . . . . . . . . . . . . . . 56% 76% 56%
Residential and business voice orders installed in five days and faults cleared in 24 hours declined in the 2008 financial year due to the increased focus on ADSL services. The ADSL installed base grew by 61% during the 2008 financial year and 78% during the 2007 financial year. This growth resulted in an increase in the number of reported faults and impacted on the time taken to clear faults.
This growth also impacted on data subrate services as they share ADSL resources. The increase of approximately 20% in network failures during the 2007 financial year, contributed to the increased subrate faults per 1000 lines. Network failures consist of cable breaks, cable theft and failures on other core network elements. We implemented a self install option for ADSL, which had a positive impact on ADSL installation.
We have changed the measurements of the installation measures as indicated in the table below.
The change in the methodology is to more accurately reflect on the demands placed on us by customers. In addition we have differentiated between those services that require network or infrastructure build activity compared to those that can be provided by flow-through means, that is where no network or infrastructure build is required. This separation provides insight as to how Telkom is addressing the demands in both flow-through as well as build instances and provides focus on the two processes with the objective of reducing cycle times for both processes. It removes the potential masking of the one process over the other.

      Year ended March 31,
   2007
   2008
Residential voice
% installed within 28 working days initial timeframe
– No build . . . . . . . . . . . . . . . . . . . . 84% 91%
% installed within 80 working days initial timeframe
– Build . . . . . . . . . . . . . . . . . . . . . . 73% 82%
Business voice
% installed within 21 working days initial timeframe
– No build . . . . . . . . . . . . . . . . . . . . 77% 85%
% installed within 70 working days initial timeframe
– Build . . . . . . . . . . . . . . . . . . . . . . 81% 84%
Data subrate
% installed within 30 working days initial timeframe
– No build . . . . . . . . . . . . . . . . . . . . 49% 48%
% installed within 90 working days initial timeframe
– Build . . . . . . . . . . . . . . . . . . . . . . 54% 79%
ADSL business
% installed within 21 working days initial timeframe
– No build . . . . . . . . . . . . . . . . . . . . 56% 79%
% installed within 60 working days initial timeframe
– Build . . . . . . . . . . . . . . . . . . . . . . 68% 66%
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
                                        As of March 31,
  2004
  2005
  2006
  2007
  2008
Digitalization (percentage of lines) . . . 99.9 99.9 99.9 99.9 99.9
ATM switches . . . . . . . . . . . . . . 189 202 212 228 255
Digital exchange units . . . . . . . . . 4,321 4,339 4,427 4,448 4,463
Internet Protocol Routers . . . . . . . . 32 70 76 79 158
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
As of March 31, 2008, 99.9% of our telephone access lines were connected to digital exchanges.
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
Transmission network
Our national transmission network comprises a synchronous digital hierarchical and wave division-multiplexing network. Both the primary and the secondary tier are based on a combination of ring and meshed topology, which provides a dual path to each connection point. The ring topology consists of interlocking self-healing rings, while the meshed topology consists of high capacity digital cross-connects and next generation synchronous digital hierarchy equipment, connected in meshed fashion via high capacity digital links. The primary tier consists of eight stacked rings and fifteen digital cross-connects, while the secondary tier consists of 544 rings and 85 digital cross-connects. The next generation synchronous digital hierarchy footprint consists of 460 elements across the primary
(national) and secondary (local) tiers. The synchronous digital hierarchy network, with its network management capability, provides for faster provision and modification of service, improved grade of service and lower maintenance costs. Telkom is investing in additional capacity to meet requirements for growth in data traffic and leased lines.
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
Metro Ethernet is currently being rolled out in the metropolitan areas of the Western Cape,
Northern Gauteng (Pretoria), Gauteng Central (Greater Johannesburg), KwaZulu-Natal (Durban)
and Eastern Cape (Port Elizabeth).

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
Asynchronous transfer mode network
We have rolled out an asynchronous transfer mode network to deliver broadband services to global and corporate customers. As of March 31, 2008, we had 255 switches in our asynchronous transfer mode network. The present available bandwidth between the core switches on our asynchronous transfer mode network is 224 STM-1s or 33.5 Gbps, while the available bandwidth between the access switches, metropolitan switches and core switches is 760 STM-1s or 113.8 Gbps.
Access to our asynchronous transfer mode network is primarily provided via fiber and synchronous digital hierarchy.
Public broadband internet protocol network
Our public broadband internet protocol network comprises a three tier hierarchical network consisting of eight core sites, 30 edge sites and 65 access locations, including over 26,796 modems with an estimated dial-up base of greater than 500,000 customers, including Telkom and other internet service providers as of March 31, 2008.
Telkom has designed its internet protocol network as the core for new products and services with multi protocol label switching, or MPLS, deployed in the network. 15,000 layer three virtual private network or VPN endpoints have been deployed.
Telkom currently has a total bandwidth of 4.5 Gbits to a total of six international points of presence. One is located in Amsterdam, two in London, one in New York, one in Ashburn
(Washington D.C.) and one in Hong Kong. Internet protocol transit bandwidth from the six international points of presence to global tier 1 service providers amounts to 4.0 Gbits.
Broadband services
Telkom’s Broadband services comprise xDSL through copper as a wireline access and WiMAX as wireless access. We are currently deploying fiber to the curb as well as to our large customers.
We introduced ADSL as a wireline access technology in August 2002 for our internet protocol network. The ADSL roll out has been designed to provide maximum coverage in terms of prospective
ADSL customers. Our ADSL footprint covers approximately 92.2% of our customer base and consists of 2,660 digital subscriber line access multiplexers, serving approximately 412,190 customers as of
March 31, 2008, an increase from 86.8% of our customer base and 2,237 digital subscriber line access multiplexers, serving approximately 255,633 customers as of March 31, 2007, and
143,509 customers as of March 31, 2006. This network is managed from our national network operations center.

Voice over internet protocol network
Softswitch capability is being deployed initially as an overlay network to enable the communication of voice over internet protocol services. Our current voice over internet protocol network terminates calls for numerous international voice carriers into our fixed-line network. Call centers from around the world that have relocated to South Africa due to favorable economic conditions and lower resource costs are also hosted on our voice over internet protocol network. Telkom has points of presence for connectivity to the voice over internet protocol network in Amsterdam, London, New York, Ashburn
(Washington D.C.), Hong Kong, Zambia, Zanzibar, Tanzania, Senegal and Madagascar. The network can terminate 69 media gateways, or approximately 32,700 voice circuits and offers H.323, SIP, ISDN or SS7 interconnection options. The media gateways compress the traditional voice channels of
64 Kbps to 8 Kbps channels thus enabling us to reduce the cost of international calls, while maintaining the perceived voice quality of a 64 Kbps call.
WiFi
In February 2005, Telkom launched a hot spot service that provides wireless data access service by using 802.11b/g WiFi technology. Any user with a wireless enabled notebook computer or personal digital assistant can connect to the service while in the coverage area. WiFi is mainly targeted at restaurants, hotel groups, major shopping malls and some sites on national routes.
At March 31, 2008, Telkom had 237 hotspots, up from 75 at March 31, 2007.
WiMAX
Telkom has launched services based on fixed (IEEE 802. 16-2004) WiMAX technology.
This technology is a standard based broadband wireless access technology that provides throughput connectivity in a point-to-multipoint configuration. The technology is designed to enable Telkom to compliment its ADSL service offering in metropolitan and rural areas and in areas where ADSL services are not yet available. Telkom is also pursuing the provision of a voice service to compliment the broadband service offering and a trial is currently in progress. If successful, this will be used to provide service in areas where Telkom experiences problems with the fixed-line copper network.
Telkom has a memorandum of understanding in place with Intel Corporation for the interchange of information pertaining to WiMAX in order to keep up with the latest WiMAX developments. Telkom is a member of the WiMAX Forum and actively monitors the Forum for any developments.
International connectivity
We offer international connectivity from two international switching centers to terrestrial, satellite and submarine cable routes. Further international connectivity has been provided with the deployment of very small aperture terminals and other satellite transmitters located at strategic locations throughout the country. Telkom has satellite bandwidth available from Intelsat, SES Skies and
HellaSat. Telkom also has access to satellite capacity from 64 Kbps to 45 Mbps upon request.
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
A submarine cable system, SAT-2, exists between Cape Town and Europe. We are the largest capacity owner on the SAT-2 submarine cable system with the right to use approximately 65% of the capacity. Consistent with our strategy of increasing international carrier traffic on our network, we have invested approximately U.S.$95 million in the SAFE and SAT-3/WASC submarine cable systems that were introduced into service during 2002. The cable systems provide fiber optic connectivity between
South Africa and international destinations. These cable systems utilize the latest technology available in order to provide improved high speed voice, data, video and other on demand high bandwidth services and have increased fiber optic bandwidth between Europe, Asia and Africa. We have the right to approximately 24% of the capacity on the SAFE and SAT-3/WASC submarine cable systems, making us the largest capacity owner in these cable systems out of the 35 telecommunications operators who have invested over U.S.$700 million in these systems. The length of the SAFE cable is approximately 13,100 km and the SAT-3/WASC is approximately 14,300 km. These cables are expected to be upgraded to approximately three times their current available capacity during the 2009 calendar year in anticipation of the 2010 World Cup demand.
In addition, on March 9, 2007 the Eastern Africa Submarine System, or EASSy, supply contract was signed by a 23-member EASSy consortium with Alcatel-Lucent. The supply contract came into force on March 20, 2008 and manufacturing has already commenced. Telkom invested approximately
US$23 million and will have an ownership interest in the EASSy cable system of approximately 8%.
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
The 9,900 km high performance fiber optic cable is being deployed to link eight countries from
Sudan to South Africa, via Somalia, Kenya, Tanzania, Madagascar and Mozambique. Landings are
planned for Port Sudan, Sudan; Djibouti; Mogadishu, Somalia; Mombasa, Kenya; Dar Es Salaam,
Tanzania; Tollary, Madagascar; Maputo, Mozambique; and Mtunzini, South Africa.
Based on Alcatel-Lucent’s submarine and terrestrial optical solutions, EASSy will connect the eastern African seaboard as well as landlocked countries, to the rest of the world. It will also provide connectivity across the continent to support the increase in local traffic from existing and new broadband services. EASSy is expected to provide Telkom the opportunity to expand its footprint further into Africa, creating further opportunities for access to future potential markets. In delivering a regional capacity of up to 640 Gbit/s. By complementing existing undersea networks, EASSy is being designed to provide continuity of service in times of natural disasters and to alleviate congestion during periods of peak traffic.
By interconnecting with Sea-Me-WE 3, Sea-Me-We 4 and SAT-3/SAFE, the EASSy undersea cable will also serve as a supporting infrastructure for these networks. Landlocked states such as
Ethiopia, Botswana, Rwanda, Burundi, Uganda, Zambia and Zimbabwe will also be able to access the EASSy cable. The EASSy project is scheduled for completion by the middle of the 2010 calendar
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
Our data center has been leveraged to include both our internal support systems and our external hosted offerings. We have a business continuity and disaster recovery plan utilizing both our
Centurion and its sister data center site in Bellville locations for redundancy purposes. Both operations can be monitored and operated from either location via service management tools and data for critical systems is transferred between these sites for rapid disaster recovery should it be necessary. Our power support systems have also been upgraded to add an additional level of environmental redundancy. This redundancy is shared between the data center and the new national business solutions center building to reduce cost. We are currently expanding the Bellville center with an additional 1,500 square meters of computer room space.
Telkom’s national business solution center was built alongside the national network operations center and the data center providing Telkom with a centralized information technology backbone. The national business solutions center was commissioned and we are currently hosting 51 out of our
59 hosting customers in the national business solutions center. Both the data center and the national business solution center are operated from a command center and now provides an additional
3,000 square meters of computer room space designed to the same specifications as our primary data center requirements. In addition, this new facility gives Telkom the ability to provide high availability configurations that are split between both buildings for redundancy purposes. Network reliability has also been enhanced by creating a totally redundant, shared network environment between the data center, the national business solution center building and the national network operations center.
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
•  Workforce management system – an automated mechanism to manage and optimize Telkom’s workforce utilization. The first phase of the workforce management system was completed in the 2006 financial year. The roll-out of the second and third phases of the workforce management system commenced during the 2007 financial year and was completed in the
2008 financial year.
•  Customer management system solution – a system to unify both voice and data customers, to manage and maintain all customer information and interactions and to produce an optional single bill for customers’ voice and data services or products. The implementation of this solution for Telkom’s customers with non-voice related products and services was successfully implemented during the 2007 financial year. The implementation for voice related products and services commenced during the 2008 financial year and is targeted for completion in the 2009
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
•  The implementation for voice related products and services commenced during the 2008 financial year and is targeted for completion in the 2009 financial year.
•  Order management system (in conjunction with the customer management system solution) –
a system to provide end-to-end management of customer orders. The implementation of this solution for Telkom’s customers with non-voice related products and services was successfully implemented during the 2007 financial year. The implementation for voice related products and services commenced during the 2008 financial year and is targeted for completion in the 2009 financial year.
•  Fault management solution – a system to accelerate the real-time and accurate detection of problems in Telkom’s network by event collection, filtering and correlation. The first phase was successfully implemented in the national network operations center in the 2007 financial year with active surveillance now being performed on 19 technologies and the next phase is planned to be completed in the 2009 financial year.
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
The new licensing framework included in the Electronic Communications Act is resulting in the market becoming more horizontally layered with a number of separate licenses being issued for electronic communications network services, electronic communications services, broadcasting services and the radio frequency spectrum and will substantially increase competition in our fixed-line business. In addition, pursuant to the Telecommunications Act and determinations issued by the
Minister of Communications:
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

Mobile competition
Telkom competes for telephone customers with the three existing mobile operators, Vodacom, our
50% owned joint venture, MTN and Cell C. MTN is a public company listed on the JSE Limited and
Cell C entered into a joint venture with Virgin Mobile, which has further increased competition. Telkom also competes with service providers who use least cost routing technology that enables fixed-to-
mobile calls from corporate private branch exchanges to bypass our fixed-line network by being transferred directly to mobile networks. In recent periods, our fixed-line business has experienced significant customer migration from our fixed-line services to mobile services, as well as substitution of calls placed using mobile services rather than our fixed-line service. ICASA has begun a review process of mobile termination rates aimed at reducing high mobile interconnect charges, which, once completed, is also likely to impact upon Telkom’s own termination rates and interconnection revenues.
Data competition
We also face increased competition from mobile operators, value added network operators and private network operators as a result of determinations by the South African Minister of
Communications in September 2004 and the Electronic Communications Act, which came into effect on July 19, 2006.
Neotel and VANS providers such as Internet Solutions are our main competitors in the data market. Neotel is entering the market through competitive pricing and niche products such as fiber connections and rings. VANS provide competitive internet protocol virtual private networks and internet service provider services to the business segment. Consumer orientated internet service providers such as MWeb are our main competitors in the consumer internet market.
In addition, our data services have faced increased competition from iBurst, a competitor to
Telkom in the wireless area that offers competing broadband services, and, to a lesser extent,
Sentech, which owns and operates satellite transmission systems, a packaged, always-on, bidirectional broadband service via satellite and a wireless high-speed internet service offering.
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
Technological advances will also enable more and more convergence and integration which in turn will enable more effective competition and usage of bandwidth.
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

Fixed-line voice competition
In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to Neotel that is 30% owned by Transtel and
Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty) Limited, a member of the
TATA Group, a large Indian conglomerate with information and communications operations. On March
19, 2008 Neotel announced that the Competition Tribunal of South Africa had approved its acquisition of
Transtel without any conditions, Neotel was licensed on December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to large corporations and other licensees.
Neotel has started providing services to corporate customers and to licensees. On April 25, 2008,
Neotel announced that the first of its consumer products were available to limited parts of
Johannesburg and Pretoria. The Government has created an infrastructure company, Infraco, which stated it would provide inter-city bandwidth at cost based prices to Neotel, and later to the rest of the industry, which will further compete with our communications network. Infraco was established by an
Act of parliament: the Broadband Infraco Act, No. 33 of 2007. The Electronic Communications Act,
No 36 of 2005, has been amended by the Electronic Communications Amendment Act, No. 37 of
2007 to permit electronic communications licenses to be issued to Infraco.
A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5% commenced in 2005 and is continuing. The Minister of Communications has identified 27 of these underserviced areas.
ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the
Minister that licenses be granted to successful applicants in 13 of these areas. While it was expected that further licenses would be issued in the 2007 calendar year, none were issued. The Minister of
Communications, has issued a policy direction to ICASA directing it to, where there is more than one license in a province, merge the licenses and issue one Provincial Under-Serviced Area Network
Operator, or PUSANO license. None of these consolidated licenses have yet been issued by ICASA.
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
We expect that the introduction of number portability and carrier pre-selection could further enhance competition in our fixed-line voice business and increase our churn rates. As competition intensifies, the main challenges our fixed-line voice business faces are continuing to improve customer loyalty through improved services and products and maintaining our leadership in the South
African communications market. As a result of increasing competition, we anticipate pressure on our overall average tariffs, a reduction in our market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline.
Procurement
We utilize a transparent multi disciplined approach to purchasing and supplier management in order to ensure that we receive the best products and services from reliable suppliers at the best overall price. We have established cross functional sourcing teams staffed with individuals from different areas of our organization to evaluate and make recommendations on certain bids, which, depending on value, require the further approval of our executive committee and board of directors and notification of certain approvals to our board of directors. Bid requests are published in our weekly tender bulletin and on our web site. We have adopted affirmative procurement policies that favour historically disadvantaged suppliers. We seek to utilize at least two suppliers for all critical equipment where possible in order to minimize supply risk. In the year ended March 31, 2008, our top twenty suppliers accounted for approximately 57% of all purchases and our main supplier was Total Facilities
Management Company (Pty) Limited, or TFMC, which accounted for approximately 14.5% of all expenditure. During the year ended March 31, 2008, Telkom directed R9.2 billion to black economic empowerment suppliers, representing approximately 71% of Telkom’s total procurement spending, compared to R8.8 billion and R6.4 billion in the years ended March 31, 2007 and 2006, respectively.
Mobile communications
Overview
We participate in the South African mobile communications market through our 50% interest in Vodacom. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 55% as of March 31, 2008 based on total estimated customers. Vodacom has investments in mobile communications network operators in Lesotho,
Tanzania, the Democratic Republic of the Congo and Mozambique. Vodacom’s other shareholder is Vodafone, which beneficially owns 50% of Vodacom.
South Africa
Vodacom had approximately 24.8 million customers in South Africa as of March 31, 2008.
As of March 31, 2008, Vodacom’s 7,300 base stations were capable of reaching approximately 98%
of the country’s population based on the last official census conducted in 2001 and approximately
72% of the total land surface of the country. The estimated penetration rate for mobile communications in South Africa has increased to approximately 94% as of March 31, 2008.
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
Significant products launched include data, voice and SMS bundles for prepaid, Top Up and contract customers. Vodacom continued to launch and support Vodafone products such as Vodafone
Simply, welcome tones, extended Mobile TV to 23 channels and Vodafone live! release 7 with its simple, tabular, user friendly approach. A number of corporate and business products were also launched, ranging from e-mail and enhanced voicemail to corporate access points which enhance the security of mobile customers using a 3G/HSDPA data card remotely and in May 2008, High Speed
Uplink Packet Access, or, HSUPA, an enhancement of Vodacom’s HSDPA service.
Vodacom Converged Solutions, subsequently renamed Vodacom Business, was formed in the
2007 financial year to provide converged solutions and services to corporate customers. The strategic aim of the division is to play a role in the broadband access services space, capitalize on transmission and self-provisioning opportunities, grow revenue through managed services opportunities and enhance the retention of corporate clients. The intention is to gain market traction and a customer base while developing a next generation network. Vodacom Business developed a service portfolio that includes next-generation internet protocol voice services, managed networks and infrastructure services, access services, hosting and applications. The platforms, systems and organization have been created and the initial commercial products are being marketed, with the balance of the service portfolio expected to become available online during the course of the 2008 calendar year.
On May 8, 2007 Vodacom formalized entry into the broadcasting and multimedia market by announcing that it had secured an exclusive pay TV agency agreement with MultiChoice. With DSTV
Select, Vodacom and non-Vodacom customers have a choice between two DSTV Select bouquets, each offering a variety of the latest entertainment, news, sport, movies, documentaries and music channels.
In order to achieve company growth, Vodacom diversified horizontally into the internet service provider and information technology services industries in the 2008 financial year.
Vodacom will seek to continue to grow data revenues by launching useful office tools and software applications such as 3G, HSDPA, HSUPA, Mobile TV, Vodafone Mobile Connect Cards and
BlackBerry®, at competitive prices. BlackBerry® Connect, as well as BlackBerry® Built-In, which enable customers to access BlackBerry® services without a traditional BlackBerry® device, have become available on top of the range handsets such as HTC, Nokia and Sony Ericsson. In the future,
Vodacom intends to continue to focus on offering premier interactive voice response, premium short messaging services, general packet radio services, multimedia services, HSDPA services, HSUPA services, internet services, e-mail services and fixed-to-mobile products.
Prepaid services
As of March 31, 2008, approximately 85.3% of Vodacom’s South African customers were prepaid customers. Vodacom has two prepaid products, Vodago and 4U. Vodago was Vodacom’s initial prepaid product and offers two tariff plans, Vodago Standard and Vodago Smartstep. Vodacom’s 4U is a prepaid per second billing product targeted at the youth market who have higher usage of SMS and a need for per second billing. Since its inception, the number of 4U customers has increased significantly and as of March 31, 2008, approximately 92.7% of Vodacom’s prepaid customers were 4U customers. Vodago and 4U provide instant access to the Vodacom network and enable low volume customers to control mobile telephone costs based on usage because there are no long term contracts. Fax and certain data services became available to Vodago customers in the
2006 financial year.
In the 2008 financial year, Vodacom removed the time window for all of its prepaid offerings, thus simplifying its prepaid offering. As a result, Vodacom now offers a range of values for customers to recharge in any amount ranging from R5 to R1,000. Prepaid customers are now also able to recharge with a range of SMS bundles to suit their needs either by purchasing an SMS voucher or by purchasing their bundle using their airtime on the phone already. Vodacom also launched a
Yebo4Less tariff plan in the 2008 financial year to Vodacom’s prepaid customers, which offers discounts on their base call rate tariff depending on location and network capacity at the time of day.
Discounts are offered ranging from 0% to 99% for on-net and off-net calls. Vodacom also offers eight prepaid vouchers, seven of these ranging from R12 worth of airtime value and a 90 day usage time window to R1,100 worth of airtime value and a 365 day usage time window. An eighth voucher option is available for R365 that allows the customer R265 worth of airtime value and a two-year airtime window regardless of activity. Vodacom launched a Big Bonus voucher in July 2006 which has a face value of R899 and gives the customer R900 of airtime whereby the customer receives R75 of airtime credit every 30 days over a 12 month period. In November 2005, Vodacom introduced the 46664 starter pack, a Super six starter pack in which Vodacom donates a portion of the proceeds to the
Nelson Mandela 46664 Foundation to help fight against HIV/AIDS. During the 2005 financial year,
Vodacom introduced a new Super six 4U starter pack which changed the Vodago Super six starter pack to include free SMSs.
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
Contract subscription services
As of March 31, 2008, approximately 14.3% of Vodacom’s South African customers were contract customers compared to 13.1% as of March 31, 2007 as contracts have become more affordable and tailored to different market segments. Contract subscription is typically for an initial 24-month contract.
Vodacom offers residential and business contract customers a range of mobile service packages designed to appeal to specific customer segments. Vodacom offers two broad categories of contract subscription packages: consumer packages, such as Weekend Everyday, and business packages, such as Business Call. Additional packages such as Shared Talk 1500 were launched in the 2007 financial year to address the small and medium sized enterprises, or SME market. Vodacom launched the Family Top Up package in the 2004 financial year, a hybrid contract product which combines the benefits of a contract service with the financial control offered by a prepaid service and is designed to facilitate migrations to contract packages from existing prepaid packages. Vodacom’s Family Top Up package has proven highly successful and continues to contribute to the revenue growth in contract customers, although the introduction of lower end packages resulted in Top Up packages representing a smaller percentage of total contract packages. As of March 31, 2008, 26.4% of
Vodacom’s contract customers were Top Up customers compared to 30.0% as of March 31, 2007 and 27.6% as of March 31, 2006.
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
Community services
Vodacom has developed a number of community services telephone units that are positioned throughout communities either on an individual basis or grouped in a container under the Vodacom brand. Community service phones are purchased by local entrepreneurs who resell community phone services. Community service phones are preloaded with airtime and can be recharged electronically by telephone shop operators when the airtime on the phone expires.
The demand for community service phones has been strong since its introduction. Vodacom had deployed approximately 103,024 community service phones as of March 31, 2008, exceeding its initial aggregate license target of 22,000 community service phones. The development of community service phones has made it possible to provide mobile access to the more than 20 million South Africans who live in rural communities where there is less than one telephone line per hundred people and have improved the quality of life for many South Africans who previously had no access to telecommunications. Community service phones have also been a cost effective method of significantly increasing traffic revenue on Vodacom’s network due to their low roll-out costs to
Vodacom and low barriers to entry for customers. Community service phone ARPUs decreased by
23.6% to R689 per month in the 2008 financial year from R902 per month in the 2007 financial year due to increased competition, from Cell C and other products that have tariff structures that are competitive to community service plans.
Value-added mobile voice and data services
Vodacom offers an extensive portfolio of value-added mobile voice and data services, including caller identification, call forwarding, call waiting, voice-mail, entertainment, mobile information and commerce services, short messaging services, mobile multimedia services, data services, mobile internet access, fax services, e-Billing, video mail, missed call keeper, and twin call services, the latter of which enable customers to use two mobile phones under the same number. Through Vodacom’s 10% investment in Wireless Business Solutions, also known as iBurst, a competitor to Telkom in the wireless area, Vodacom now supplies customers with continued high speed connectivity through broadband internet and email services. Wireless
Business Solutions has a license that enables it to build a WiMax network that complements
Vodacom’s HSDPA wireless broadband service. Vodacom’s Call Sponsor offering enables contract customers to sponsor the calls of up to three prepaid customers. Vodacom has experienced substantial growth in the use of its value-added voice and data services, resulting in increased traffic revenue on its network.
Vodacom launched the first commercial 3G network in South Africa in December 2004 and was the first to launch the HSUPA service during May 2008. HSUPA is an enhancement of Vodacom’s current HSDPA 3.6 service, which will offer users maximum upload speeds of up to 1.4 Mbps and download speeds of up to 3.6 Mbps. In the 2005 financial year, Vodacom entered into an alliance with
Vodafone, pursuant to which Vodacom is able to market Vodafone branded products and services. In connection with the launch of its 3G network, Vodafone launched Vodafone Mobile Connect Cards,
3G/GPRS/HSDPA datacards providing fast, secure access to corporate networks from laptop or desktop computers, Vodafone live! with global and local content, picture and video messaging and downloads, Mobile TV and BlackBerry®. Vodacom’s alliance with Vodafone also provides Vodacom access to Vodafone’s global research and development and access to Vodafone’s marketing and buying powers. Significant data price reductions during the 2007 financial year were introduced to further establish Vodacom as a serious contender in the data connectivity space and offered a viable alternative to fixed-line while increasing mobile data adoption.

Vodacom launched Voicemail2SMS, a value added service offering contract customers the ability to have their voicemail messages converted to SMS, in the 2008 financial year. Vodacom also launched a reverse charge service in the 2008 financial year, enabling contract customers to accept and pay for calls made by other Vodacom customers. Further enhancements are expected to be added to the service to enable all of Vodacom’s prepaid and contract customers to accept calls as well in the 2009 financial year. On May 8, 2007 Vodacom formalized entry into the broadcasting and multimedia market by announcing that it had secured an exclusive pay TV agency agreement with
MultiChoice. MultiChoice provides direct-to-home satellite services. With DStv Select, the direct-to-
home digital satellite services operated under the brand name DStv, Vodacom and non-Vodacom customers have a choice between two DStv Select bouquets, each offering a variety of the latest entertainment, news, sports, movies, documentaries and music channels. Vodacom also launched the
Adult Content Management System, a mobile system that enables parents to prevent their children receiving mature content, in the 2007 financial year. Vodacom has adopted a conservative approach which prohibits the delivery of undesirable content and limits all users to a level of content similar to that which is freely available at newsagents. Children are further protected from not only visually unsuitable material, but also from chat rooms and unsuitable websites. On December 1, 2005
Vodafone Release 7 was launched with welcome tones and Mobile TV as major new services.
By March 31, 2008 there were 26 TV channels available on Vodafone live! In the 2004 financial year,
Vodacom launched SMS-only roaming and promotional offerings such as free MMSs and free SMSs.
Vodacom launched MyLife, its MMS and GPRS network service, on October 17, 2002, Office
Anywhere in August 2003, location based services Look4me in February 2004 and Look4it in March 2004. Vodacom was also the first to launch BlackBerry® devices into the South African market, shifting the focus to data and e-mail on demand.
A focus area in the 2007 financial year has been to enhance self service, both through the
Vodacom4me portal and the *111# service. These offer customers the ability to automatically set up their own phone for data and multimedia messaging services, to check billing and bundle information real-time and apply for, and change value-added services if required. The service has been promoted more aggressively in the 2008 financial year and customers are now also able to purchase data and
SMS bundles via this self service facility.
Vodacom continued to deliver on its data strategy which utilizes wireless application service providers, or WASPs, to provide ease of connectivity and standardized interfaces. Currently, the
WASP model is driven largely by consumer applications, with the majority of interest being in premium-rated outgoing SMS and bulk incoming SMS services. During the 2008 financial year a consolidation of WASPs had been encouraged by Vodacom, which resulted in the reduction of active
WASPs from 165 as of March 31, 2007 to 149 as of March 31, 2008. Vodacom also provides premium rated MMS and interactive voice response, as well as the Vodacom online billing service, which has been increasing. This enables the content provider, or WASP, to issue Vodacom billing tickets, enabling Vodacom to collect subscription services on their behalf. WASP services are provided by
Vodacom, as well as Cointel. Revenues from WASP services increased by 33% in the 2008 financial year to R494 million as the number of services has increased.
Data revenue contributed 10.4% of Vodacom’s total revenue in the year ended March 31, 2008, up from 8.1% in the year ended March 31, 2007 and 6.0% in the year ended March 31, 2006.
Vodacom’s data revenue increased primarily due to higher penetration levels influenced by more affordable product offerings. In South Africa, Vodacom transmitted 4.7 billion SMSs over its network in the 2008 financial year, compared to 4.5 billion SMSs in the 2007 financial year. There was an increase in users of GPRS in the 2008 financial year, with the number of GPRS users increasing to approximately 4.7 million as of March 31, 2008 from approximately 2.8 million as of March 31, 2007 and approximately 1.4 million as of March 31, 2006. The number of active data users includes approximately 1.4 million MMS users, approximately 370,000 data card and USB modem users,

approximately 1.3 million 3G/HSDPA handsets, approximately 1.4 million Vodafone live! users and approximately 31,000 Unique Mobile TV users as of March 31, 2008, compared to approximately
1.2 million MMS users, approximately 149,000 data card and USB modem users, approximately
584,000 3G/HSDPA handsets, approximately 899,000 Vodafone live! users and approximately
33,000 Unique Mobile TV users as of March 31, 2007. As of March 31, 2008 Vodacom had 32,273
BlackBerry® users registered on its network, compared to approximately 23,328 as of March 31,
2007. Vodacom expects that the broad introduction of “always on” faster response and generally higher speed packet-switched data services, such as GPRS and universal mobile telecommunications system, or UMTS, will provide the platform for future value-added services.
Handset sales
Vodacom Service Provider Company (Pty) Limited, or Vodacom Service Provider, sells handsets to its distribution channel and other service providers. Service providers in South Africa generally subsidize handsets when a contract customer enters into a new contract or renews an existing contract, depending on the airtime and tariff plan and type of handset purchased. Handset sales amounted to approximately 5.1 million units, 4.6 million units and 3.8 million units in the 2008, 2007 and 2006 financial years, respectively, representing increases of approximately 10.9%, 21.1% and
58.3% in the 2008, 2007 and 2006 financial years, respectively. Vodacom’s state of the art warehouse in Midrand handled an average of 2,600 orders per day, up by 13.7% from the prior year figure of
2,287 orders per day. Approximately 98.1% of all deliveries to distribution channels are finalized within
48 hours of receipt of the order. Camera technology in phones has improved with 2 mega pixel cameras being the standard and 7 mega pixel cameras now available on high end phones. HSDPA handsets became available to the market in the 2007 financial year. In addition, Bluetooth technology is available on most mid- and high-end phones. The Vodafone live! handset portfolio has continued to increase during the course of the 2008 financial year and accounted for approximately 18% of
Vodacom’s total sales in the 2008 financial year compared to 32% for the 2007 financial year.
3G handset prices also declined significantly in the 2007 and 2008 financial years making 3G handsets now more affordable. HSDPA card sales increased in the 2008 financial year, accounting for approximately 5% of total sales for the year. Vodacom provides laptop or desktop computers to customers who enter into certain contract agreements. These services are expected to continue to be successful in the coming year with the introduction of embedded HSDPA 3.6 modules in laptop computers.
Mobile users may use any handset on the Vodacom or any other network if the handset contains a SIM-card for Vodacom or the other network. No modifications, other than the replacement of the
SIM-card, are required to utilize handsets on either the Vodacom or other mobile communications network operators’ networks, unless the handset is network locked.
Interconnection services
Vodacom has interconnection agreements with national mobile operators, MTN and Cell C, as well as with Telkom, Neotel and carrier-of-carriers licensee, Sentech. In addition, Vodacom has an interconnection agreement in place with eight VANS operators.
Roaming services
Vodacom has national roaming agreements in place with national mobile network operator Cell C, which is terminable fifteen years after commencement on or after November 14, 2016, as well as with
USALs Amatole, iTel, BTel, Karabotel and Kingdom Communications, which are terminable three years after commencement. These agreements unilaterally enable the customers of Cell C and the
USALs to make use of Vodacom’s network to originate and terminate calls as well as to access other telecommunication services. In addition to allowing the USALs customers to roam on Vodacom’s network, Vodacom provides the USALs with certain ancillary services such as SIM card provisioning, recharge facilities and customer care.
To enable Vodacom to provide its customers with telecommunication services while outside of
South Africa and to provide services to customers of foreign networks operators while outside South
Africa, Vodacom has international roaming agreements with 397 foreign mobile network operators in
182 countries as of March 31, 2008. Of these, 149 allow for GPRS roaming, 54 allow for 3G roaming, three allow for HSDPA roaming, and 27 allow for prepaid roaming. Objectives for the 2009 financial year will continue to focus on increasing the footprint for Vodafone Passport, prepaid and GPRS networks as well as maintaining reductions in the inter-operator tariffs charged to Vodacom by other networks.
Customers
Vodacom has experienced substantial growth in its mobile customer base since its inception in
1994. As of March 31, 2008, there were an estimated 45 million mobile customers in South Africa, which represents an estimated penetration rate of 94% of the population. As of March 31, 2008,
Vodacom estimated that its customers represented approximately 55% of South African mobile customers, making Vodacom the leading mobile communications network provider in South Africa based on total estimated customers. For a breakdown in Vodacom’s customers for the past five years, see Item 3. “Key Information – Selected Historical Consolidated Financial and Other Data
of Vodacom Group.”
The South African customer base has continued to grow in the 2008 and 2007 financial years with the majority of the growth resulting from the prepaid market, partially offset by an increase in prepaid churn due to the implementation of the supplementary disconnection rule. The strong growth in contract customers was a direct result of the large number of gross connections achieved with continued levels of handset support to service providers in respect of the contract base, coupled with decreased churn in the contract base. Loyalty and retention programs continue to play an integral role in achieving the strategy of retaining market share and attracting new customers. Prepaid gross connections increased 11.1% to approximately 11.2 million in the 2008 financial year compared to approximately 10.1 million in the 2007 financial year. Contract gross connections increased 17.4%
to approximately 782,000 in the 2008 financial year compared to approximately 666,000 in the
2007 financial year. Growth in contract customers was largely due to the increase in connections in Family Top Up, 3G data card packages, Messenger data packages and Weekend Everyday consumer packages. As of March 31, 2008, 26.4% of Vodacom’s contract customers were Top Up customers, compared to 30.0% as of March 31, 2007 and 27.6% as of March 31, 2006.
Vodacom expects that the number of contract customers in South Africa will eventually level off and that the number of prepaid customers in South Africa will continue to grow in the medium term driven by the continued demand for basic voice telephone services. Vodacom’s growth in prepaid customers could be negatively impacted by restrictions contained in RICA, which may require a burdensome registration process for customers and may require Vodacom to disconnect prepaid customers if it is not able to obtain such information. See Item 3. “Key Information – Risk Factors”.
Vodacom believes that mobile communications services provide a cost effective means of telephone services for customers in underserviced and rural, outlying areas. Vodacom’s efforts will therefore continue to focus on growing customer numbers while carefully managing its existing customer base, marginal revenue per customer and customer related acquisition and retention costs. Vodacom, MTN and Cell C each provide connection commissions to service providers and dealers, or agents. These are often utilized by agents to subsidize handsets as an incentive for customers to switch operators to obtain a new handset and to reduce the cost of access. As a result, Vodacom is seeking to lower its contract churn rate and retain high value customers through focused handset upgrade policies, loyalty programs and other retention measures, while continuously monitoring customer acquisition and retention costs. Vodacom also actively manages churn through customer relationship management systems, developing its own distribution and logistics capabilities and other retention initiatives.
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
       Year ended March 31,
2007/2006
2008/2007
   2006
   2007
  2008
% change
% change
(millions of minutes, except percentages)
Total traffic . . . . . . . . . . . . . . . . . .
17,066
20,383
22,769
19.4
11.7
Outgoing . . . . . . . . . . . . . . . . . . . . 11,354 13,638 15,323 20.1 12.4
Incoming (interconnection) . . . . . . . . . . . 5,712 6,745 7,446 18.1 10.4
Growth in traffic in the 2008 financial year was mainly due to the 7.9% growth in the total customer base in South Africa from 23.0 million customers as of March 31, 2007 to 24.8 million customers as of March 31, 2008. Customer calling patterns continued the trend of the past few years where the total mobile-to-mobile traffic increased 13.5% while total mobile-to-fixed and fixed-to-mobile traffic only increased 3.5% in the 2008 financial year. Growth in traffic in the 2007 financial year was mainly due to the 20.1% growth in the total customer base in South Africa from 19.2 million customers as of March 31, 2006 to 23.0 million customers as of March 31, 2007, with total mobile to mobile traffic increasing by 23.9% and total mobile-to-fixed and fixed-to-mobile traffic increasing by 2.9%
in the 2007 financial year.
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
The following table sets forth selected tariff information as of March 31, 2008 for a family top up package, a consumer contract package, a business contract package and a prepaid package. Peak hours are weekdays between 7:00 a.m. and 8:00 p.m., whereas Happy Hours, which was introduced in the 2006 financial year, are weekdays between 5:00 p.m. and 8:00 p.m. Off peak hours are all other times and all day during public holidays and weekends. Tariffs for international calls vary according to the destination country of the call. Vodacom South Africa’s most recent annual tariff amendments were lodged on September 19, 2006 and approved by ICASA on September 29, 2006. The amendments resulted in an average tariff decrease on packages affected of 1.8%, which was effective
November 1, 2006.
                                                                               ______________________________________________
Family            Leisure
Business
Top Up
(1)
Contract
(2)
Contract
(3)
Prepaid
(4)
(ZAR, including value-added tax)
Connection fee . . . . . . . . . . . . . . . . . . .
97.00
97.00
97.00
–
Monthly charge/subscription . . . . . . . . . . . . .
135.00
135.00
800.00
–
National calls
(ZAR/minute, including value-added tax)
Mobile-to-fixed peak calls . . . . . . . . . . . . . .
2.20
2.75
1.15
2.85
Mobile-to-fixed off peak calls . . . . . . . . . . . .
0.97
0.95
0.90
1.12
Mobile-to-mobile peak calls – own network . . . . .
1.80
1.80
1.43
2.85
Mobile-to-mobile “Happy Hours” – own network . .
1.49
1.49
n/a
1.49
Mobile-to-mobile off peak calls – own network . . .
0.97
0.90
0.90
1.12
Mobile-to-mobile peak calls – other networks . . . .
2.75
2.75
1.85
2.99
Mobile-to-mobile off peak calls – other networks . .
1.05
0.95
1.15
1.30
International calls
Peak . . . . . . . . . . . . . . . . . . . . . . . . .
7.20, 10.80,
1.76
1.76
7.20, 10.80,
14.40, 18.00,
+ Retail
+ Retail  14.40, 18.00,
21.60 or 25.20
Telkom
Telkom
21.60
depending
peak
peak
or 25.20
on zone
rate
rate
depending
on zone
Off peak . . . . . . . . . . . . . . . . . . . . . . .
7.20, 10.80,
0.95
0.95
7.20, 10.80,
14.40, 18.00,
+ Telkom
+ Telkom   14.40, 18.00,
21.60 or 25.20
off peak
off peak
21.60
depending
rate
rate
or 25.20
on zone
depending
on zone
(ZAR, including value-added tax)
SMS per message
Peak . . . . . . . . . . . . . . . . . . . . . . . . .
0.80
0.80
0.80
0.80
Off peak . . . . . . . . . . . . . . . . . . . . . . .
0.35
0.35
0.35
0.35
Notes:
(1)
Tariff for “Family Top Up”, Vodacom’s hybrid contract package. Vodacom’s “Family Top Up” contract includes R135 of credit airtime value per month. Calls are charged for the first 60 second increment and 30 second increments thereafter.
As of March 31, 2008, “Family Top Up” customers accounted for 12.1% of Vodacom’s total contract customers.
(2)
Tariff for “Weekend Everyday”, Vodacom’s consumer contract package. Vodacom’s “Weekend Everyday” contract includes
120 free off peak minutes per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of March 31, 2008, “Weekend Everyday” customers accounted for 17.7% of Vodacom’s total contract customers.
(3)
Tariff for “Talk 500S,” a business contract package. Vodacom’s “Talk 500S” contract includes 500 free minutes and
100 free SMSs per month. Calls are charged for the first 60 second increment and 30 second increments thereafter. As of
March 31, 2008, “Talk 500S” customers accounted for 7.9% of Vodacom’s total contract customers.
(4)
Tariff for “4U”. Calls are charged per second. As of March 31, 2008. “4U” customers accounted for 92.7% of Vodacom’s total prepaid customers.

Sales and marketing
Vodacom’s sales and marketing strategy is split into two focus areas, marketing and brand building and sales and distribution. Vodacom’s promotional strategy seeks to build a brand that is widely recognized by customers. Vodacom’s advertising and promotion campaign is focused on television advertising and sponsorship of sporting and entertainment events.
The sale and distribution of Vodacom’s products and services and the acquisition and retention of customers are performed by Vodacom’s wholly owned subsidiary, Vodacom Service Provider
Company, a company incorporated in South Africa, and the other independent and exclusive service providers. In recent years, Vodacom has purchased a number of the previously independent service providers and consolidated its sales and distribution operations into Vodacom Service Provider
Company. See Item 4. “Information on the company – Recent Developments – Vodacom’s acquisitions and dispositions – Service provider acquisitions.”
In addition, Vodacom Service Provider Company seeks to enter into exclusive relationships with leading national retailers, wholesalers, dealers and franchisees in order to acquire and retain contract and prepaid customers. Vodacom utilized one exclusive service provider and two independent non-exclusive service providers as of March 31, 2008.
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
Vodacom also sought to increase its contract customer base by migrating appropriate high-end prepaid customers to Vodacom’s hybrid contract product, Top Up, in the 2008 and 2007 financial years.
As of March 31, 2008, Vodacom’s distribution network consisted of:
•  Vodaworld – A unique one stop mobile telecommunications mall, showcasing the latest technology in cellular hardware;
•  Dealers and franchises – 980 Vodacom and third party owned mobile dealer and franchise outlets, which include Vodashops, Vodacares, Vodacom 4U, Chatz and Cellshack shops,
Smartcall, Smartcom and Glocell;
•  National chains – 14,300 retail outlets;
•  Vodacom Direct – Vodacom’s call center based and online selling division;
•  Vodacom Business – An extensive direct sales division within Vodacom which concentrates on the sale of contracts, data products and value added services and more recently, information, communications and technology converged services to businesses;
•  Wholesale – A significant channel comprising street vendors serving underserviced areas; and
•  Service provider distribution – Consisting of direct sales, corporate dealers and franchise stores such as Nashua and Autopage.

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
Customer care
Vodacom services customer needs through a variety of channels such as call centers, walk-in centers established in Bloemfontein, Cape Town, Durban, Johannesburg, Midrand and Port Elizabeth
and interactive voice response, through e-mail and Vodacom’s web sites. Vodacom’s key focus for the
2008 financial year has been to focus on call handling with the primary focus being the distribution of customer calls to appropriately skilled agents, accompanied by a redesign of the customer care interactive voice response. Vodacom’s key focus areas for the 2007 financial year was to grow capacity in its call centers and concentrate on customer retention following the implementation of mobile number portability. Approximately 70% of customer queries in the 2008 financial year were handled by the interactive voice response system and more than 80% of customer queries were resolved with the first call. Vodacom has become increasingly proactive in developing relationships with its customers, particularly in the high revenue segment of the market. Seven centers are currently active, and one more is planned in the Gauteng Province. As data services became more popular, all of these centers were upgraded to assist customers with queries of a technical nature and in the case of the Vodaworld center, a dedicated data center was created where customers receive personalized attention to resolve their highly technical data related queries.
Customer care was previously split into two focus areas, namely systems support and operations and retentions. During the 2008 financial year the systems support area was transferred to the information technology division of Vodacom, which has enabled the customer care area to better focus on customer retention. An email contact center has been established and has experienced significant growth. The outsourcing of Vodacom’s directory inquiries and basic prepaid calls continued
successfully in the 2008 financial year.
A new strategic call handling approach was developed to consolidate skills and move customer care from a multi-skilled environment, to a specialized single skilled environment. This project was closely aligned with the redesign of the existing customer care interactive voice response unit.
Customers from across the country from four language groups were interviewed to design an effective customer interface. Changes included new interactive voice response menu structures, the re-
scripting of interactive voice response prompts, and more effective call routing designed to provide an improved overall customer experience. Call volume to agents has subsequently dropped due to fewer repeat calls.
A national project to train an additional 400 flexi agents was implemented during October 2007.
Furthermore, in order to address the annual increase in call volumes during December and January, a structured long term plan for continuous recruitment, training, coaching and up-skilling of flexi agents was implemented.
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
Vodacom has a customer relationship management package that enables it to create a historical profile of customers so that customer information can be shared among the group and used in
Vodacom’s customer retention initiatives. Although customer focus has always been important to
Vodacom, during recent years customer relationship management has become a key strategic focus area and an important philosophy in Vodacom. Vodacom continued to expand call centers, increase focus on efficiency and increase staff training as part of improving this continuously challenging area in the 2008 financial year. Vodacom strives to improve relationships with customers by understanding their needs, their likes, dislikes, how they use its products and how they would like Vodacom to interact with them. Vodacom reassures its performance through independent customer satisfaction surveys designed by Vodafone and conducted on a quarterly basis. Vodacom launched its Vodacom
Customer Reward Program to recognize and reward for influential and high spending contract individuals, which it believes, has contributed to a very low churn in this sector. During the 2007 financial year a Vodacom credit card was introduced whereby Vodacom contract customers are given discounts on travel, leisure, security, education and cellular products. The prepaid loyalty program remained popular as Vodacom prepaid customers were able to exchange their talking points earned when recharging for rewards such us free SMS bundles, call discounts and free cell phones.
This program has proved to be extremely popular among our high end prepaid customers while the
YeboMillionares program continues to be a favourite with Vodacom’s emerging market customers.
In addition, Vodacom has undertaken a number of other initiatives, including the development of distribution and logistics capabilities to better service customers, called Vodacare. As of
March 31, 2008 the Vodacare infrastructure consisted of 39 branches and franchises in all the major centers providing walk-in customer support to Vodacom customers, and an advanced repair center hub for high-level repairs situated in Midrand. Vodacom believes that, with an average of approximately 80,000 repairs per month, this dedicated customer service support infrastructure differentiates Vodacom’s service from that of its competitors. Vodacom has a 48 hour swap program to further increase service levels. The primary focus is to manage and facilitate the process of putting the customer back on the air with as little interruption as possible and is achieved by using a combination of repairs, swaps, refurbished handsets, loan handsets, and managed repairs through third parties.
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
Infrastructure and technology
Vodacom operates one of the largest mobile communications networks based on total estimated customers on the African continent using and deploying digital GSM technology within the
GSM 900/1800/2100 MHz frequency bands.
In South Africa, the network’s core infrastructure is characterized by mobile switching centers
(including visitor location registers and gateways), while the radio network consists of radio network controllers, Node Bs (UMTS base transceiver stations), base station controllers and base transceiver stations. At this point Vodacom has deployed GPRS in all areas of its GSM network, whereas EDGE is deployed to a lesser degree and UMTS is in turn deployed to an even lesser degree, largely in major metropolitan areas, key towns and resorts only.
                      As of March 31,
   2006
  2007
  2008
Macro base transceiver stations . . . . . . . . . . . . . 4,873 5,231 5,603
Micro base transceiver stations . . . . . . . . . . . . . 1,528 1,634 1,697
Total . . . . . . . . . . . . . . . . . . . . . . . . . . .
6,401
6,865
7,300
The Vodacom network’s UMTS 3G infrastructure as of March 31, 2008 consisted of 29 radio network controllers, 2,559 UMTS base transceiver stations (Node B), 13,731 UMTS transceivers and HSDPA functionality across the 3G network.
During the 2008 year, Vodacom commenced with the deployment of a WiMAX network on behalf of Wireless Business Solutions. Phase 1 of this network was deployed in Johannesburg, Pretoria,
Cape Town and Durban. As of March 31, 2008, 60 WiMAX base stations were ready for network switch-on. Vodacom is planning user trials in the second quarter of the 2009 financial year.
Prepaid services are supported by the same GSM technology as contract services. In addition, prepaid services utilize a network of intelligent network nodes and associated front-ends and mediation systems for a variety of interactive voice response and electronic recharging options, including commercial bank ATM and point of sale terminal recharging.
As of March 31, 2008, Vodacom’s transmission network was comprised of 24,238 E1 links and
484 broadband links leased from Telkom, which are managed by a comprehensive next generation synchronous digital hierarchy digital cross-connect and multi-services platform infrastructure. In addition, Vodacom operates an extensive data network for its internal and commercial data requirements, based on multi-protocol label switching internet protocol. It is comprised of more than
450 nodes and is supported by the Ethernet over synchronous digital hierarchy.
Vodacom embarked on the self-provisioning of transmission capability towards the end of the
2007 calendar year. 145 microwave links have been installed and are operational. Vodacom is currently deploying core fiber rings in Gauteng, the northern borders of Gauteng, KwaZulu-Natal, the
Western Cape, the Eastern Cape and the Central region for the self-provisioning of a regional transmission core network.

This network enables Vodacom to provide value-added voice and data services supported by voice-mail platforms, short messaging service centers, a wireless application protocol platform, a mobile internet gateway platform supporting advanced SIM toolkit applications and an intelligent network platform.
Vodacom has designed its mobile communications network using scaleable technology in order to be able to increase capacity in an economic manner as demand dictates. The network is capable of providing a high level of service quality despite an extremely varied distribution of traffic, difficult terrain conditions and a complex regulatory environment. In the year ended March 31, 2008,
Vodacom’s 2G network had a call retention rate of 99.3% and a call success rate of 99.1%
in South Africa.
As of March 31, 2008, approximately 36% of Vodacom’s base stations were 3G enabled and
Vodacom had installed dual band (GSM900/GSM1800 MHz) base transceiver stations in
2,532 locations, including 19,081 GSM1800 MHz transceivers. In addition, all base transceiver stations in metropolitan areas have been upgraded with dual band antennas and feeder cables to accommodate GSM1800 MHz radio equipment, while Vodacom continues to deploy GSM1800 radio equipment in all regions to provide additional customer capacity as necessitated by the increase in network traffic. In the design of its network, Vodacom has paid careful attention to the needs of customers and to the environment by making an extensive effort to implement sites in the most discrete manner possible. Furthermore, attention has been given to management of electromagnetic emissions to ensure compliance with recognized international environmental standards such as those developed by the International Commission on Non Ionizing Radiation Protection.
In the 2007 financial year Vodacom replaced its entire legacy Siemens Nixdorf platforms with
Fujitsu Siemens servers in its Siemens intelligent network and changed the architecture, operating system, database and application environments supported on these systems.
In parallel to this, the prepaid data billing architecture was changed in order to provide the necessary data billing flexibility required for new services such as prepaid data bundles and differential charging for on and off-network data traffic.
Vodacom’s billing system allows for the billing of GPRS/UTMS services, such as multi-media messaging services and other content-based services. Unlike traditional GSM services where calls are billed on a per second or per minute basis, customers utilizing GPRS services are billed according to the number of bytes of data sent or received.
During the 2008 financial year, Vodacom built Techno Park, a business engineering center.
Techno Park houses most of the engineering and technology group’s technical functions and staff in one building. It includes a state of the art laboratory where network configurations, hardware and software can be evaluated and developed, and provides a simulated live network for testing.
Techno Park also houses a major technical node of the commercial Vodacom network, including key switching, intelligent networking, value added services and radio and transmission equipment.
This includes two Vodacom earth stations that were completed during the 2007 financial year.
These are now commercially operational and provide direct satellite communications with Vodacom’s non South African operations.
Base capability was developed to support the suite of services launched by Vodacom Business.
This included deployment of infrastructure, tier 1 internet network capability, entry-level data centers in Midrand to offer hosting, managed hosting and security services, and commencement of the final phase of a thousand square meter data center.
Vodacom believes its 3G license will continue to assist in stimulating further growth in products and services to satisfy customer demand. As a result, during the 2008 financial year Vodacom increased its capital spending in this area and expects to further increase its capital spending in this area in the 2009 financial year.

Competition
The current South African mobile telecommunications market consists of three mobile communications network operators, Vodacom, MTN, a wholly owned subsidiary of MTN Group
Limited, a public company listed on the JSE and Cell C, which announced in June 2006 that it entered into a joint venture with Virgin Mobile. As of March 31, 2008, Vodacom was the market leader with an estimated 55% market share based on the total estimated customers in the South
African mobile communications market, while MTN had an estimated 34% market share, Cell C had an estimated 11% market share and Virgin Mobile, through its joint venture with Cell C, held less than 1% of the estimated market share. Vodacom competes primarily on the basis of product quality, availability and network coverage. Vodacom believes that increased competition could have an adverse impact on its tariffs and churn rate.
Operations in other African countries
Vodacom intends to increase revenue from its other African operations by continuing to grow its existing operations in sub-Saharan Africa, through converged infrastructure and services and, to the extent available, by selectively acquiring additional telecommunications licenses or operators in other African markets in the future. Investments outside of South Africa are evaluated and monitored against key investment criteria, focusing primarily on countries with stable economic and political conditions or good prospects for growth, market leadership and profitability. Other key factors include Vodacom’s ability to gain majority ownership, develop strong local partnership relationships and obtain non-recourse financing, where available. Where Vodacom is not able to obtain non-recourse financing, it seeks to fund operations from internally generated funds. Other
African operators are branded under the “Vodacom” name. Vodacom is also considering entering new markets by seeking out alternative entry strategies such as through management and technical service agreements and acquiring non-traditional GSM operators such as internet service providers and other telecommunications service providers.
Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the
Democratic Republic of the Congo and Mozambique. The number of customers served by Vodacom’s operations outside South Africa has grown significantly to approximately 9.2 million as of March 31,
2008 from approximately 7.1 million as of March 31, 2007 and approximately 4.4 million as of March 31,
2006. Revenue from Vodacom’s operations outside of South Africa has grown to R5,394 million in the year ended March 31, 2008 from R4,139 million in the year ended March 31, 2007 and
R2,974 million in the year ended March 31, 2006. Our share of Vodacom’s operating profit from other
African operations was R395 million in the year ended March 31, 2008, compared to R261 million in the year ended March 31, 2007 and R144 million in the year ended March 31, 2006.
Lesotho
Vodacom owns an 88.3% interest in Vodacom Lesotho (Pty) Limited, or Vodacom Lesotho,
a company incorporated in the Kingdom of Lesotho, while Sekha-Metsi Enterprises (Pty) Limited, a company incorporated in the Kingdom of Lesotho, owns the remaining 11.7% of Vodacom Lesotho.
Vodacom Lesotho’s network was commercially launched in May 1996. Vodacom Lesotho’s license has a term of 20 years with eight years remaining.
Although Vodacom Lesotho is a very small operation by South African standards, Vodacom launched its Lesotho operations due to the strategic geographical importance of Lesotho in terms of Vodacom’s market share in neighboring South Africa. The network has 77 base transceiver stations, one mobile service switching center, three base station controllers, one short message service center, one intelligent network platform and one voicemail platform. WiMax base stations have been installed in various towns in the lowlands of Lesotho to facilitate fixed data connections for enterprise clients. Vodacom Lesotho’s capital expenditures were R39 million, R25 million and

R26 million in the 2008, 2007 and 2006 financial years, respectively. The continued investment is an indication of the company’s drive to expand and optimize the existing infrastructure in order to provide the widest coverage and superior network quality and service levels to its customer base.
Vodacom Lesotho offers a variety of prepaid and contract products to customers.
Vodacom Lesotho’s prepaid plans are consistently the most popular packages and accounted for 97.0% of Vodacom Lesotho’s total customers as of March 31, 2008, compared to 97.5% as of
March 31, 2007 and 97.1% as of March 31, 2006. The current prepaid offering is known as
Mocha-o-chele. During the 2008 financial year, Vodacom Lesotho launched bulk printing, a new concept where Vodacom dealers can print paper vouchers from their own premises, a strategy aimed at phasing out physical vouchers to reduce production costs and minimize fraud. Vodacom Lesotho’s
SuperTalk contract products offer bundled minutes and a subsidized handset. The recently launched
Super Talk Dual 500 and 1000 packages offer free bundled minutes and SMSs in Lesotho, South
Africa and other selected countries worldwide. Additional contract packages include Corporate
Executive, Master Plan, Budget Plan and Family Plan, which provide connectivity options without bundled services or subsidized handsets, except for the Corporate Executive plan, which offers free or subsidized handsets. Vodacom Lesotho also offers public phone services and a direct connect service allowing customers to access the Vodacom Lesotho network directly from their PABX.
Vodacom Lesotho also offers community services and has recently introduced an ultra low cost product, Motsamai Payphone, to promote entrepreneurship and increase public phone distribution.
With Motsamai, a new tariff of M0.50 per unit was also introduced to promote accessibility and affordability to communication. Vodacom Lesotho’s distribution is maintained via nine Vodashops, seven Super Dealers and four retail groups and Vodacom products can be purchased from various outlets in Lesotho. Customers are serviced through a walk-in customer care center or via a customer care call center which operates seven days a week. A state-of-the-art repair center with centers around the country was completed in the 2008 financial year. Churn decreased in the 2008 and 2007 financial years due to better service to customers, better network quality and wider coverage, improved call centre service and more affordable tariffs in real terms. Growth is fuelled by new coverage and increased distribution, complimented by the strong Vodacom brand.
The regulatory environment in Lesotho continues to prove challenging. The regulatory authorities in Lesotho issued a Communications Sector Liberalization Framework in January 2007. In terms of this framework, there is to be no limit on the number of participants in any service. All existing network operators will be allowed to operate international gateways and voice and data services are to be fully liberalized. Further proposals in the framework that will allow specified classes of internet service providers to have gateway licenses was not implemented during the 2008 financial year.
Econet-Ezicell remains the only direct mobile GSM competitor in Lesotho with Vodacom Lesotho still maintaining superior coverage and infrastructure. Vodacom Lesotho has increased its international roaming agreements to exceed that of Econet Ezicell. This will remain a priority in the 2009 financial year, with the core focus of retaining and expanding its estimated 80% market share as of March 31,
2008. As a result of the implementation of the framework for liberalization of the communications sector in February 2007, Vodacom Lesotho was authorized as a second network operator with an international gateway license and now competes with Telecom Lesotho in this area. Telecom Lesotho now also offers CDMA mobile service that competes with Vodacom Lesotho. Telecom Lesotho also provides a product, Lekomo Flexi, which is a mobile service using the Econet-Ezicell infrastructure.
The headcount for Vodacom Lesotho increased to 97 employees as of March 31, 2008, compared to 63 employees as of March 31, 2007 and 67 employees as of March 31, 2006. The increase was the result of the company’s continued expansion. The number of customers per employee, including temporary employees, decreased from 4,429 customers per employee as of March 31, 2007 to
4,072 customers per employee as of March 31, 2008 due to an increase in the number of temporary employees.

Through World Bank secured financing, the regulatory authorities in Lesotho commissioned a study on interconnect and tariff rationalization in 2006. The objective of the study was to recommend the appropriate level of tariff regulation based on cost models for interconnection and retail rates.
The consultants recommended a reduction in the mobile termination rates and an increase in the fixed termination rates. After review of these recommendations the network operators agreed on new interconnect rates that incorporated some recommendations of the study and have requested regulatory ratification for the new rates. Lesotho regulatory authorities however rejected the suggested rates and recommended their own rates. During the 2008 financial year, a partial implementation of the recommendations of the tariff rationalization study was implemented by the regulatory authority.
The recommendation for relaxation of the regulatory regime for tariff regulation in respect of mobile operators to allow for price reductions to stimulate competition has not, however, been implemented.
Tariff regulation is still strictly controlled by the tariff approval process of the regulatory authority.
Tanzania
Vodacom owns a 65% interest in Vodacom Tanzania Limited, or Vodacom Tanzania, a company incorporated in the United Republic of Tanzania, or Tanzania, while Mirambo Limited, a company incorporated in Tanzania, owns a 35% interest in Vodacom Tanzania. Prior to the 2008 financial year, these shares were owned by Caspian Limited (19%) and Planetel Communications Limited (16%).
The roll-out of Vodacom Tanzania’s network commenced in March 2000 and the commercial launch of the network occurred in August 2000.
Vodacom Tanzania became the largest mobile communications network operator in Tanzania within one year of launching. Vodacom Tanzania’s capital expenditures were R713 million, R958 million and R322 million in the 2008, 2007 and 2006 financial years, respectively. Network coverage was approximately 40% of the land surface of Tanzania and approximately 63% of the population as of
March 31, 2008 compared to approximately 20% of the land surface and approximately 54% of the population as of March 31, 2007.
In 2007, Vodacom Tanzania commercially launched its mobile internet offering over its 3G/HSDPA and 2.5G GPRS and EDGE networks, which together with its leased line offering utilizing WiMAX, have enhanced data revenues. The 3G/HSDPA data product covers Dar es Salaam, Dhoma and
Arusha while the GPRS and EDGE networks have national coverage. Core data revenues continued
to be primarily from SMS in the 2008 financial year, supported by Vodaflava, previously Vodatariffa, a premium rated SMS-based information, ring tone and logo download service.
Vodacom Tanzania’s current package offerings are Vodago, its prepaid product, Vodachoice, its contract product, and Vodajazza, a hybrid service that provides cost control to the postpaid customer. During the course of the 2006 financial year, Vodacom Tanzania introduced Vodafasta, a recharge product which allows prepaid customers to electronically recharge airtime via registered vendors. This product enhances the availability of Vodago prepaid airtime and reduces the cost of physical distribution. Vodachoice continues to be the preferred contract package although Vodajazza, a contract hybrid product offered on the prepaid billing platform, has gained popularity in the corporate market, and was re-launched during the 2008 financial year into bundled packages. Vodacom
Tanzania was the first operator in Tanzania to introduce per second billing on October 3, 2003.
Per second billing has proved highly successful in Tanzania, and as of March 31, 2008, approximately
4.1 million of Vodacom Tanzania’s customers were utilizing this service, compared to approximately
3.2 million as of March 31, 2007 and approximately 2.0 million as of March 31, 2006. Vodacom
Tanzania currently offers international roaming on 327 networks in 145 countries.
The Vodacom Tanzania market profile was 99.4% prepaid as of March 31, 2008, compared to 99.3% prepaid as of March 31, 2007 and 99.5% prepaid as of March 31, 2006, and this is not expected to change significantly in the near future. Vodacom Tanzania had a churn rate of 45.5%
in the 2008 financial year, 35.6% in the 2007 financial year and 28.5% in the 2006 financial year due to the high and increasing levels of competition in Tanzania.

There were three other mobile operators licensed in Tanzania, Zantel, Tigo and Celtel Tanzania.
Two further operators, Tanzanian Telecommunications Company Limited, or TTCL, and Benson
Informatics, both locally controlled companies, were granted mobile licenses and launched code division multiple access, or CDMA, mobile networks in the 2007 financial year. A further license was issued to Excellent Com Tanzania Limited and it is anticipated that they will commence operations towards the end of 2008.
Zantel, which had historically operated exclusively on the island of Zanzibar, moved onto the mainland during the 2006 financial year and enhanced its coverage by entering into a national roaming agreement with Vodacom Tanzania, effective from July 31, 2005. TTCL transferred its majority shareholding in Celtel Tanzania to the Tanzanian government and subsequently Celtel
International B.V. was acquired by Mobile Telecommunications Company, or MTC, of Kuwait.
Tigo is controlled by Millicom International Cellular S.A. There was no national prepaid tariff reduction during the 2008 financial year, however Celtel and Tigo have been active in providing unlimited free on net calls during peak times and free or substantially discounted late night calls. Zantel have provided free calls across all networks on a promotional basis. Vodacom Tanzania has responded by launching and then enhancing on a promotional basis, its late night offering “Chombeza Time”.
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
During the 2008 financial year, Celtel extended the product across all their networks in Africa. In the
2007 financial year, Vodacom Tanzania, in co-operation with Safaricom in Kenya and MTN in Uganda, launched its Kama Kawaida product which allows roaming at home tariffs on these preferred roaming partner networks. During the 2008 financial year, Uganda Telecom, MTN Rwanda and Burundi’s Ucom were added as roaming partners.
Vodacom Tanzania’s estimated market share was approximately 52% as of March 31, 2008, compared to approximately 55% as of March 31, 2007 and approximately 58% as of March 31, 2006.
Vodacom estimates that Celtel had a market share of approximately 29%, 28% and 27%, Tigo had a market share of approximately 13%, 12% and 11%, and Zantel had a market share of approximately
6%, 5% and 4% as of March 31, 2008, 2007 and 2006, respectively, based on the total estimated mobile market. TTCL and Benson Informatics combined had an estimated market share of less than
1% as of March 31, 2008.
Vodacom Tanzania had a total headcount of 766 employees as of March 31, 2008, compared to 527 employees as of March 31, 2007 and 438 as of March 31, 2006. Included in employees as of March 31, 2008, 2007 and 2006 are 15, 9 and 10 secondees, respectively, who are employed out of Vodacom International Limited.
Vodacom Tanzania continues to support the development of local Tanzanian skills.
Vodacom Tanzania views employee relations as a key factor in ensuring a positive working environment. Staff issues are addressed via a consultative forum where staff are given a platform to address issues and agreed actions are monitored on a monthly basis.
New Telecommunications Regulations were introduced effective February 23, 2005. Vodacom
Tanzania is currently regulated by the Tanzanian Communications Regulatory Authority, or TCRA,
under the Tanzania Communications Act, 1993, as well as the Tanzania Regulatory Authority Act,
2003 and it is under these communications acts, that the new New Telecommunications Regulations were adopted and the TCRA introduced a converged licensing framework, otherwise referred to as the unified licensing framework, which is service and technology neutral. The new regulations ended the fixed-line monopoly of TTCL, and lead to the liberalization of the telecommunications market within the country.
The negotiation of the terms and conditions of migration of Vodacom Tanzania’s existing license to the new regulatory framework was finalized during the 2007 year. Vodacom Tanzania was granted new licenses on July 26, 2006 in connection with the migration to a new regulatory framework.
These licenses were for national and international network facilities, network services application services and radio frequency spectrum resource usage. All licenses, with the exception of the application services license, run for a fixed term of 25 years. The application services license is for an initial term of five years for national and 10 years for international, which is automatically renewable with no additional obligations up to a period of 25 years. The microwave frequency usage license covers GSM and Digital Crossconnect Systems at 900 MHz and 1800 MHz and broadband frequencies for WiMAX and 3G/UMTS.
In February 2006, the Tanzanian Communications and Regulatory Authority, or TCRA, issued new interconnection rates for both mobile and fixed operators. The mobile termination rate was reduced from 8.9 US cents to 8.0 US cents from March 1, 2006, slightly above the previously published expected rate of 7.9 US cents. During the 2008 financial year, the TCRA issued a new interconnection determination effective January 1, 2008, which reduces the interconnection rate to 7.83 US cents, with further reductions due to reduce the rate to 7.16 US cents for the year commencing January 1, 2012.
The rates were determined in US cents but settlement will be at a fixed determined rate of 97
Tanzanian schillings. Further the determination was extended to include all international terminating calls and going forward no differentiation was made between fixed and mobile operators.
Democratic Republic of the Congo
On December 11, 2001, Vodacom, together with Congolese Wireless Network s.p.r.l., a company incorporated in the Democratic Republic of the Congo, formed Vodacom Congo (RDC) s.p.r.l., or Vodacom Congo, a company incorporated in the Democratic Republic of the Congo. Vodacom
owns a 51% interest in Vodacom Congo, while Congolese Wireless Network owns the remaining 49%
interest in Vodacom Congo. Congolese Wireless Network s.p.r.l. had a limited existing network in the
Democratic Republic of the Congo. Vodacom Congo’s network was officially launched under the
Vodacom brand in May 2002. Vodacom Congo has 11 years remaining on its license.
During the year ended March 31, 2004, 51% of Vodacom Congo was proportionally consolidated in Vodacom’s consolidated financial statements. Effective April 1, 2004, Vodacom Congo was being fully consolidated as a subsidiary in Vodacom’s consolidated financial statements after certain clauses granting the minority shareholders participating rights were removed from the shareholders agreement.
Vodacom Congo is currently performing well under challenging circumstances. The local currency appreciated 2.7% against the US Dollar in the 2008 financial year, after depreciating 17% against the
US Dollar in the 2007 financial year, appreciating 13.0% against the US Dollar over the 2006 financial year, and depreciating 32.9% in the 2005 financial year. Improved affordability during the 2006 financial year, and the increase in spending power as a result of a positive economic outlook during
2007 and 2008, fuelled expansion of Vodacom Congo’s customer base as the penetration rate of mobile customers in Congo increased from 6% as of March 31, 2006 to 9% as of March 31, 2007 and
12% as of March 31, 2008. ARPU was affected negatively as lower end users constituted a large part of the growth and the inactive customer base increased. The main contributing factors in achieving customer and profit growth during the 2008 financial year include coverage roll-out in strategic areas, capacity upgrades, the launching of new products and services and an effective and aggressive sales and distribution strategy.

Vodacom believes that its current coverage and market share levels provide Vodacom Congo a strong position to benefit from an economic upturn. Network coverage has been rolled out in all of the nine provinces of the Democratic Republic of the Congo, including 274 towns and consisted of 425 base stations and six mobile service switching centers as of March 31, 2008, compared to 238 towns, 368 base stations and four mobile service switching centers as of March 31, 2007 and 184 towns, 373 base stations and four mobile service switching centers as of March 31, 2006.
Network capacity in the main centers has also been upgraded to maintain quality and service.
Vodacom Congo covered approximately 11% of the geographical area of the Democratic Republic of the Congo and approximately 53% of the population as of March 31, 2008, compared to approximately 10% of the geographical area and approximately 53% of the population as of
March 31, 2007 and approximately 8% of the geographical area and approximately 44% of the population as of March 31, 2006.
Vodacom Congo is financing its roll-out in the Democratic Republic of the Congo with a combination of external shareholder medium term funding and internally generated funds. Vodacom
Congo’s capital expenditure was R659 million, R506 million and R273 million in the 2008, 2007 and
2006 financial years, respectively.
Vodacom Congo currently offers contract, prepaid, PABX, ISP and public phone services.
The contract product is aimed at the corporate market with the focus on value added services and customer service. Services to contract customers were enhanced in the 2006 financial year with the possibility to migrate to Top Up options and the introduction of the corporate PABX product.
New business solutions such as ATM recharge and GPRS terminals have been launched for banks and other corporate customers, to perform real time transactions to enable their businesses in the
DRC. The prepaid and public phone products are aimed at the broad Congolese market with the main competitive advantage being coverage, network quality and distribution. To further enhance its revenue streams, Vodacom Congo commercially launched a new prepaid per second billing package in December 2007. The package was introduced to counter similar products introduced by the competition in the market and to further enhance the Vodacom Congo portfolio of products and services. Vodacom Congo also introduced a MMS service and a missed call notification service.
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
In May 2005, Vodacom Congo launched an electronic voucher solution called “Voda E” in order to strengthen its distribution capabilities and enable customers to recharge to the value of U.S.$0.30, compared to the previous lowest denomination of U.S.$1.00, and to transfer airtime among users via text messaging with the use of a standard handset. The new airtime distribution platform accounted for approximately 55% of all voucher sales on Vodacom Congo’s network in the 2008 financial year, compared to approximately 40% in the 2007 financial year. In the 2007 financial year Vodacom Congo introduced a U.S.$1 Vodago voucher as well as a secured electronic distribution system, or SEDS, which provides secure printed vouchers with extended distribution. SEDS was introduced to compliment the Electronic Voucher Distribution system with enhanced voucher security and operating system capacity.
During the 2008 financial year, a walk-in customer care center was opened with the objective of improving service to corporate and data customers. Vodacom Congo’s customer care center serves customers in their choice of French, English, Lingala, Kingongo, Swahili and Tshiluba. Vodacom

Congo’s interactive voice response handled in excess of 100,000 calls per day as of March 31, 2008.
Vodacom Congo has been successful in establishing international roaming agreements with
380 operators in 165 countries.
Vodacom Congo’s customer base consisted of 97.6%, 98.3% and 97.9% prepaid customers as of March 31, 2008, 2007 and 2006, respectively. Vodacom competes on the basis of effective distribution channels, network coverage, network quality, launch of new products and services and a strong and respected brand.
Vodacom Congo continued to be the market leader in the Democratic Republic of the Congo with an estimated market share of approximately 41% as of March 31, 2008, compared to approximately
47% as of March 31, 2007 and approximately 48% as of March 31, 2006 based on the total estimated mobile market. Celtel had an estimated market share of approximately 37% as of March 31, 2008, compared to approximately 39% as of March 31, 2007 and 44% as of March 31, 2006 based on the total estimated mobile market. The other two competitors in the Democratic Republic of the Congo,
Tigo and Congo Chine Telecom, had estimated market shares of approximately 9% and 13%, respectively, as of March 31, 2008. Celtel is the main competitor in the Democratic Republic of the
Congo with a similar approach of covering a large part of the population across the country, focusing its coverage in the main city centers as well as smaller rural towns. SAIT re-launched its network under the brand name Tigo in the 2007 financial year. This effort consisted of re-branding Tigo through aggressive TV, sponsorships and outdoor media activity. During the 2006 year Celtel and
Tigo embarked on an aggressive pricing campaign and further coverage roll-out. Tigo continued this trend during the 2007 financial year, while Celtel focused on coverage roll out. Tigo and Congo Chine
Telecom increased market share during the current year mainly as a result of significantly reduced tariffs and the launch of new packages offering low tariffs and increased bonuses combined with aggressive marketing and advertising.
Vodacom Congo had 919, 745 and 479 employees as of March 31, 2008, 2007 and 2006, respectively. The process of evaluation, identifying and training of local staff is a continuous focus of the company as part of the skills transfer process. The DRC employment market is currently very competitive with the arrival of multi-national companies. Vodacom Congo staff are an attractive target for recruitment as a result of their highly valued skills and training. Vodacom Congo embarked on an intensive program of training staff and projects such as the implementation of the Vodacom Congo employees’ cooperative and wellness program. In previous years, a bursary scheme was implemented, aimed at targeting and developing students, and a retention scheme was implemented, aimed at retaining key employees. Vodacom Congo is focused on social responsibility programs, including education, health, welfare, environment, culture and art. Since 2002, the company has invested close to US$3.5 million in various social projects.
The National Regulatory Agency, or NRA, were active during the 2007 financial year working with international consultants appointed by the World Bank on the reformation of the telecommunication legislative framework and regulations. Key focus areas included:
•  spectrum (national planning, management and fees);
•  interconnection guidelines and principles;
•  cost modelling;
•  numbering (national planning, management and fees); and
•  universal service fund (constitution and funding mechanisms).
Draft guidelines and regulations on spectrum and numbering plans were submitted to network operators for consultation purposes during the 2007 year. The NRA also held public hearings in regards to the introduction of 3G technology.

In the 2008 financial year, a Bill was initiated by the Minister of Finance that will subject mobile operators to excise duties of 10% with a total burden of taxes on services revenue amounting to 28%.
This Bill was passed on May 8, 2008 and is awaiting promulgation by the Head of State.
The telecommunications industry in the Democratic Republic of the Congo is subject to a recently promulgated ministerial decree requiring the registration of the entire customer base of all network operators. This decree requires prescribed particulars of all customers to be obtained and maintained by June 30, 2008. The sanction for non-compliance by any operator who has not identified its customers in accordance with the requirements of this decree within three months from March 28, 2008 could result in:
•  a fine equivalent to between US$5 thousand and US$10 thousand per customer;
•  suspension of the license for a period not exceeding three months in the event of repetition;
and
•  suspension of the license in the event of a likely disturbance of law and order/safety.
Vodacom is making every effort to obtain the required information but management believes it is unlikely that Vodacom will meet all the requirements as prescribed in this decree by June 30, 2008.
Management is engaging with the relevant ministries on this matter and is presently unable to reliably assess the potential impact on Vodacom in the event of non-compliance with this decree.
SuperCell, affiliated to MTN-Rwanda cell, was previously granted a license on a regional basis by the Rassemblement Congolais pour la Démocratie, or RCD, political organization. The new political order established RCD as a recognized political power and SuperCell was granted a national license.
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
In addition to its GSM license rights, Vodacom Congo was granted additional exploitation rights for PABX (including an assigned spectrum for corporate direct connection) and internet/WiMAX.
Mozambique
Vodacom Mozambique was established on October 23, 2003 and launched commercial operations on December 15, 2003. Vodacom owned 98% of VM S.A.R.L., trading as Vodacom
Mozambique and the remaining 2% was held by a local consortium named EMOTEL. Effective April 1,
2007, Vodacom International Limited (Mauritius) sold an 8% stake in Vodacom Mozambique to local investors, with 5% being purchased by Intelec Holdings Limitada and EMOTEL acquiring an additional
3%. On May 12, 2008 Vodacom International Limited entered into an agreement to sell 5% of its 90%
owned equity investment in Vodacom Mozambique, which will leave Vodacom International Limited with an 85% equity investment in Vodacom Mozambique. Certain suspensive conditions are to be met before the transaction will be effective. Vodacom Mozambique was awarded its license in August of
2002, but due to the fixed-line operator and the cellular operator being one company with no interconnect rates applicable, the license was not accepted until August 2003 when the issues were satisfactorily resolved. The license is a 2G GSM license and will expire in December 2018. Vodacom
Mozambique applied for a third generation license in the 2008 financial year. Vodacom Mozambique applied for a third generation, 3G, license during the 2008 financial year.
Vodacom Mozambique’s infrastructure consisted of two mobile service switching centers, six base station controllers and 220 base transceiver stations as of March 31, 2008. Vodacom Mozambique increased its network to a capacity of approximately 4.0 million customers as of March 31, 2008.

Vodacom Mozambique’s capital expenditure was R111 million, R85 million and R121 million in the
2008, 2007 and 2006 financial years, respectively. GPRS/Enhanced Data for GSM Evolution, or EDGE, has been available since the end of June 2006 for contract and prepaid customers.
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
Launched in July 2007, Vodakool is an innovative illustration of how mobile communications can empower Mozambicans. Vodakool, the news and information portal exclusive to Vodacom, links customers with breaking local and international news, sports results, weather and financial information in partnership with local content providers. In a country where traditional media reach is generally restricted to the confines of large cities, this service helps to bridge the information divide in a society where it is all too prevalent. Vodakool also serves as an important medium in reaching existing customers and is used to keep them informed about the latest new products, Vodacom events, promotions and special offers.
Other product and service launches in the 2008 financial year include a new value added offering in its prepaid starter pack, voucher based tariff promotions and retention programs for both the prepaid and contract customer base. Other services launched in the 2007 financial year include SMS bundles for contract customers, electronic invoicing, an unstructured supplementary service data, or USSD, based self-care menu, premium rated SMS and interactive voice response, or IVR, based competitions, and content based services through third party wireless application service providers, or WASPs.
Vodacom Mozambique offers customers contract and prepaid plans and continued to roll out public phones in the 2008 year. Prepaid packages accounted for 97.9%, 99.0% and 98.5% of gross connections in the 2008, 2007 and 2006 financial years, respectively. Contract products are mainly aimed at the corporate and business market, while prepaid products are aimed at the large informal market. Vodacom Mozambique has an interactive voice response in place and customer care can handle customer queries in two languages, namely Portuguese and English.
During the 2006 financial year, Vodacom Mozambique moved towards an exclusive distribution arrangement, expanded its distribution network and introduced regional distribution centers.
Vodacom Mozambique also increased its growth due to the introduction in the 2006 financial year of growth incentive and stretch target parameters included in the commercial incentive models offered to distribution partners, resulting in an increase in the subscriber base during the 2007 and 2008 financial years.
During the 2008 financial year Vodacom Mozambique managed to increase its customer base by 29.8% to approximately 1,282,000 customers as of March 31, 2008 from approximately 988,000 customers as of March 31, 2007. The increase in total customers is primarily a result of approximately
951,000 gross connections in the 2008 financial year, compared to approximately 797,000 in the
2007 financial year, offset in part by a churn rate of 58.7% in the 2008 financial year, compared to 41.7% in the 2007 financial year.
Vodacom Mozambique’s only competition is Moçambique Cellular, previously Telecomunicações
Móveis de Moçambique, Lda, or mCel, a company owned by Telecomunicações de Moçambique,

or TDM, who is also the national fixed-line operator. Vodacom Mozambique had an estimated market share of approximately 40% as of March 31, 2008, compared to approximately 35% as of
March 31, 2007 and 30% as of March 31, 2006 based on the total estimated mobile market.
mCel continues to be an aggressive competitor and is expected to continue to be a formidable opponent in the future given its greater financial and market power. As of February 2006, mCel had soft-launched its GPRS offering to contract customers in the Maputo area and started with its full
GPRS offering in May 2006. Vodacom Mozambique is focusing on coverage expansion, building sound distribution and delivering innovative value propositions underscored by a warm and receptive brand identity. A unique point of differentiation for Vodacom Mozambique has come from its corporate social investment projects which saw the complete reconstruction of a school in Maputo, as well as the construction of an entirely new school in Maputo that opened in May 2007 and the donation of books and encyclopedias to more than 40 schools nationally. During the 2008 financial year,
Vodacom Mozambique implemented a revenue based corporate social investment fund whereby
0.02% of monthly prepaid and contract revenue is allocated to a corporate social investment fund administered by a board of trustees who will then allocate resources to charitable causes.
Vodacom Mozambique was accepted as a partner to the “Made in Mozambique” initiative in the
2007 financial year that is being propagated by the Ministry of Industry and Commerce. This venture is designed to promote local industry and export initiatives.
Vodacom Mozambique employed 210, 187 and 170 people as of March 31, 2008, 2007 and 2006, respectively. Vodacom Mozambique continues to support the development of local skills. A succession plan and development programs were implemented to transfer skills and knowledge to local employees. Staff issues are addressed via a consultative forum where they are given a platform to address issues.
In March 2006 the INCM was formally notified by the Administrative Tribunal that, upon Vodacom
Mozambique’s application, Resolution 10/05 of December 20, 2005 that established significantly lower interconnection rates has been suspended. During October 2006, the Ministry of Communications
published a Telecommunications Sector Strategy. This is the result of a project launched in prior periods to prepare a competition policy for Mozambique. The project was funded by the United States
Agency for International Development, or USAID, and the World Bank. A discussion document was circulated for comment and Vodacom Mozambique was a member of the ministerial task force that assisted in the development of the policy. The strategy was prepared in anticipation of the end of
TDM’s exclusivity in December 2007, and to prepare for convergence in the sector. The agenda of the
Instituto Naçional das Comunicaçoes de Moçambique, or INCM, for 2007, released in December 2006 included:
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
In February 2007, the INCM appointed a consultant to facilitate the introduction of cost based interconnection. As a result of the study initiated by the INCM, asymmetrical interconnection rates have been introduced in Mozambique as of January 1, 2008 which have been agreed to by all operators for a period of two years ending December 31, 2009. The asymmetrical rates were proposed by the consultant as a result of Vodacom Mozambique’s late entry into the market and include an annual inflation adjustment. This two year period will allow operators to develop their own interconnect costing models, based on the long term prospective incremental costs methodology, or LTPIC. If the results of such models clearly demonstrate to the remaining operators that there are substantial differences to the above-mentioned tariffs for 2009, the rates may be reviewed.
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
Vodacom continues to engage TDM in regards to excessive transmission prices. Vodacom informed the INCM that it is considering the sanctions available in terms of the law in respect of the pricing that can lead to TDM being declared a dominant operator.
Vodacom Mozambique believes that its ability to strictly manage costs in the face of low ARPU and low minutes of usage, while expanding coverage and distribution and intensifying promotional and product offerings, will be critical to achieving improved results.
Due to the competitive and economic environment in which Vodacom Mozambique operates, Vodacom assesses its assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets. The recoverable amount of these assets was based on the fair value less cost of disposal at March 31, 2008, 2007 and 2006. The fair value of the assets was based on the assumption that the assets would be disposed of on an item by item basis. The amount by which the carrying amount exceeded the recoverable amount was recognized as an impairment loss in Vodacom’s and Telkom Group’s consolidated financial statements for the 2008 and 2007 financial years. In the 2006 financial year, this impairment loss was reversed in part due to an increase in the fair value of the assets.
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
Vodacom spent approximately 72% of its eligible procurement expenditure with BEE companies during the year ended March 31, 2008, compared to approximately 71% during the year ended
March 31, 2007 and approximately 66% during the year ended March 31, 2006.
The completion of Vodacom’s BEE equity deal is expected to enhance Vodacom’s transformation rating thereby improving its competitiveness in the procurement environment.
Vodacom seeks to utilize at least two suppliers for all critical equipment where possible to minimize supply risk. Vodacom’s main technology suppliers are Siemens for the core and
3G network, and Alcatel-Lucent and Motorola for radio networks.

Other operations
Our other operations segment provides directory services, through our TDS Directory Operations
Group, fixed mobile, data and other international communications services in Nigeria, through our newly acquired Multi-Links subsidiary, internet services outside South Africa, through our Africa Online subsidiary, and wireless data services, through our Swiftnet subsidiary, and includes Telkom Media.
TDS Directory Operations and Swiftnet were previously included in our fixed-line segment.
TDS Directory Operations
We own 64.9% of TDS Directory Operations, the largest directory publisher in South Africa providing white and yellow pages directory services and electronic white pages. In the year ended
March 31, 2008, TDS Directory Operations published approximately 2,460 million white, 2,078 million yellow and 3,375 million combined directories. TDS Directory Operations also provides electronic yellow pages and value added content through full color advertisements. TDS Directory Operations has improved the accessibility and distribution of directories through door-to-door delivery and electronic media. We also provide national telephone inquiries and directory services. The remaining
35.1% of TDS Directory Operations is owned by Maister Directories (Pty) Ltd. On January 23, 2007,
TDS Directory Operations acquired a 100% shareholding in a shell company and subsequently renamed it TDS Directory Operations (Namibia) (Pty) Ltd, which provides directory services in
Namibia. On October 31, 2008, TDS Directory Operations sold a 25% interest in TDS Directory
Operations (Namibia) (Pty) Ltd to Ripanga Investment Holdings (Pty) Ltd, a black economic empowerment partner in Namibia, for two million Namibian dollars.
TDS Directory Operations’ capital expenditures were R42 million in the 2008 financial year as the company sought to continue to expand access and distribution into new markets. TDS
Directory Operations invested in a new online platform in order to combat declining revenue from printed products.
TDS Directory Operations’ primary competitors for print materials include Caxton, Easy Info and
Brabys. TDS Directory Operations’ primary internet competitors include Yahoo, Google, Ananzi, as well as vertical search capabilities such as Auto Trader and Supersport. TDS Directory Operations’
estimated market share as of March 31, 2008 was approximately 9% in respect of print media and approximately 11% in respect of internet directory services.
TDS Directory Operations had 610 employees as of March 31, 2008.
Multi-Links
With effect from May 1, 2007, Telkom acquired 75% of Multi-Links Telecommunications Limited, or Multi-Links, through Telkom International, a wholly owned South African subsidiary, in Nigeria, for
U.S.$280 million, or R1,985 million. The remaining 25% of Multi-Links is owned by Kenston Investment
Limited, an investment company based in the Isle of Man in the United Kingdom. Multi-Links is a private telecommunications operator with a Unified Access License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria.
In the 2008 financial year, Multi-Links had R845.4 million of revenue and R2,206 million of total assets. Telkom expects to spend U.S.$533 million in capital expenditures at Multi-Links in the 2009 financial year.
Multi-Links’ Unified Access License was granted on November 1, 2006 and has a term of ten years, with eight years remaining. There are currently nine operators licensed with Unified Access
Services Licenses in Nigeria, making the Nigerian telecommunications market extremely competitive as operators may use any access technology to deliver voice, data and video services to their customers.

Multi-Links’ strategy will focus on brand awareness and promotional campaigns to increase the revenue of fixed-wireless and mobile customers and will seek to offer easy to understand high value bundles, differentiated on voice quality and service. Broadband internet with internet service provider services will target high value bundles. High quality internet protocol next generation network services are planned to be deployed in Lagos to attract high end corporate users and carrier class wholesale products and services are planned to be introduced by establishing an earth station to provide international connectivity.
Multi-Links’ subscriber base increased 210% from approximately 262,000 as of September 30, 2007 to approximately 812,000 as of March 31, 2008 and increased to more than 1,000,000 shortly thereafter. Multi-Links offers a variety of mobile prepaid products to its customers. Talk ‘n Talk is the most popular package and accounted for approximately 43% of Multi-Links’ total customers as of
March 31, 2008. Multi-Links’ distribution is conducted through seven customer service branches,
320 independent dealers and a direct sales force of 226 employees. Customers are serviced through
Multi-Links’ customer service branches and call center. As a relatively new operator, Multi-Links had a low churn rate of approximately 2% in the 2008 financial year.
Multi-Links has a SAT3 co-location site at its Nitel Lagos cable station, which is operational with a
20 Meg internet protocol wholesale link to London carrying CDMA internet traffic. Multi-Links’ adoption of a turnkey project strategy as a method to expedite service was instrumental in the achievement of targets with the first phase of the expansion of its fiber network being completed on a full turnkey delivery basis. Multi-Links is moving away from a build/own model for its cell sites towards a leasing model and approximately one third of its new cell-sites in the 2008 financial year are leased from service providers.
In the 2008 financial year, Multi-Links’ build and expansion program achieved the following:
•  commissioned its first Huawei packet exchange in Abuja with 300k capacity;
•  extended its Lagos switch by 250k capacity to 600k capacity;
•  extended the number of its towers from 91 to 223;
•  extended the number of its base stations from 134 to 269;
•  established a new main network site in Gbagada, Lagos; and
•  added 1,300kms of national backbone fiber, resulting in a total of 2,500kms.
As from April 1, 2007 a new chief executive officer, Justin Ramayia, and a new chief financial officer, Hasnain Motlekar, have been appointed to Multi-Links. Multi-Links had 680 employees as of March 31, 2008. The number of customers per employee is 1,196 as of March 31, 2008.
The tariff structure of operators in Nigeria must be approved by the Nigerian Communications
Commission, or NCC, before being implemented in order to ensure that they are not anti-competitive and that there is no cross subsidization of services as cross-subsidization is prohibited by the
Nigerian Telecommunications Act. Every operator is allowed to set, vary and modify its tariff structure as approved by the NCC.
Interconnect agreements among operators in Nigeria are governed by Interconnection
Regulations promulgated by the NCC. Only operators with valid operating licensees can interconnect with each other.

The prescribed rates for domestic traffic currently in force in Nigeria are set by the NCC as follows:
Description of Call
Tariff Rate
Near-End Fixed Termination N10.80
Far-End Fixed Termination N9.10
Mobile Termination N11.40
SMS N5.00
There are also a few licensed interconnect clearing houses, or ICHs, which are interconnected to all the major operators. The ICH provides transit services between small operators and larger ones, such as Multi-Links.
Any operator that has an International gateway license can carry international traffic and operators are free to determine who carries this traffic.
There were indications from the regulator that it is considering introducing number portability to the industry. There is currently no official policy or indications as to the expected time for implementation of number portability. Mobile number portability is not, however, expected to have a significant impact on the mobile market because mobile subscribers often already subscribe to more than one network, and also often subscribe to both CDMA and GSM networks.
The Universal Service Fund is currently being administered under the Nigerian Universal Access and Universal Service Regulations 2007 promulgated by the NCC. The National Assembly appropriates monies to the fund from time to time. Currently, the NCC is the major contributor to the fund. It contributes a portion of the annual operating levy it collects from all operators. However, under
Nigerian Regulation 72, the NCC may establish a Universal Service Provider Levy which is a fee to be levied on all operators subject to annual operating levies in the event that available funding is insufficient for its current operational requirements. The amount to be levied cannot exceed 1% of any operator’s net revenue. Multi-Links may therefore be required at some future time to pay this levy.
Operators are required by Section 38(1) of the Nigerian Economic and Financial Crimes
Commission (Establishment) Act, 2004 and Sections 12 and 13 of the Nigerian Advance Fee Fraud
and Other Related Offences Act 2006, to provide call data and other subscriber details which otherwise are confidential information.
The NCC in furtherance of its responsibilities under the Nigerian Telecommunications Act has issued guidelines on co-location and infrastructure sharing. The regulations are designed, among other things, to encourage co-location and infrastructure sharing among telecommunications operators in order to:
•  ensure that the incidence of unnecessary duplication of infrastructure is minimized or avoided;
•  protect the environment by reducing the proliferation of infrastructure and facilities installations;
•  promote fair competition through equal access to the installations and facilities of operators on mutually agreed terms; and
•  encourage operators to pursue a cost based policy in order to reduce tariffs chargeable to consumers.
Infrastructure that operators are encouraged to share with each other subject to commercial viability, technical feasibility and other agreed terms, including rights of way, masts, poles, antenna, tower structures, ducts, trenches, space in buildings and electric power. The NCC does not interfere in the negotiations between operators in this regard. If it is established, however, that negotiation toward reaching an agreement for co-location and infrastructure sharing between operators have broken down, the NCC may intervene on behalf of an aggrieved party and provide the terms upon which the operators involved would affect co-location and infrastructure sharing.

Presently, the NCC has not issued any licenses to USALs. However, under Section 112 of the Act,
NCC is empowered to consider, design and determine a system which shall promote the widespread availability and usage of network services and applications services throughout Nigeria by encouraging the installation of network facilities and the provision of network services and applications services to institutions or customer groups and in unserviced or underserviced areas. There are indications that more than one operator may be selected to implement this project.
The NCC is undertaking an audit on WiMAX spectrum with the aim of possibly re-allocating spectrum segments to operators that do not have spectrum through an auction process. This will allow more operators to use WiMAX as a new competitive technology to deliver broadband services.
Africa Online
On February 23, 2007, Telkom acquired 100% of the issued share capital of Africa Online from
African Lakes Corporation for a total cost of R150 million. Africa Online is an internet service provider active in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and
Zimbabwe. Africa Online’s strategy will focus on brand development, creation and development of customer channels, improvement of network systems, human resources development and an expansion drive targeting other African countries. In the 2008 financial year, Africa Online had
R110 million of revenue and R122 million of total assets.
Africa Online offers wireless and fixed technologies, hosting and domain registration to both consumer and corporate customers. In the 2008 financial year, dedicated corporate links and consumer wireless were the highest revenue streams followed closely by dial-up business. Dial up packages, however, are the most popular and accounted for approximately 60% of Africa Online’s total customers as of March 31, 2008. Consumer wireless customers are expected to continue to grow with Africa Online’s continued investment in infrastructure. The following table sets forth Africa
Online’s customers as of the periods indicated:
   As of March 31,
2008/2007
   2007
  2008
% change
Dial-up ports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11,599 8,936 (23.0)
Consumer wireless . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,939 4,340 123.8
Unbundled local loop . . . . . . . . . . . . . . . . . . . . . . . . . . 100 174 74.0
ADSL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 300 257 (14.3)
VSAT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26 84 223.1
Dedicated corporate . . . . . . . . . . . . . . . . . . . . . . . . . .
     578
     602
   4.2
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
14,542
14,393
(1.0)
The reason for the decrease in the number of dial-up and ADSL customers is that Africa Online has shifted its marketing approach to increase customers on its own wireless network infrastructure as opposed to dial-up and ADSL networks.
Africa Online’s distribution is conducted through various channels including direct sales and different types of resellers depending on the customer segment. Customers are serviced through customer relationship managers and a 24 hour call center. Africa Online’s primary competitors include former telecommunication companies that have entered the internet service provider market and other private companies.
Africa Online’s network had 31 points of presence, 46 mobile broadband transceiver stations,
25 fixed broadband wireless access transceiver stations, 13 network operation and support centers and 12 data centers across nine countries as of March 31, 2008. Africa Online’s capital expenditure was US$5.7 million in the 2008 financial year as compared to US$0.8 million in the 2007 financial year. The increase in Africa Online’s capital expenditure was primarily for the improvement of service quality and to increase the range of information, communications and technology services offered in the market.
Africa Online had 379 employees as of March 31, 2008. A new chief executive officer,
John Joseph, and a new chief financial officer, Munaff Cassim, were appointed to Africa Online during May 2007.
Africa Online’s footprint covers East Africa, Southern Africa and West Africa. The regulatory environments are fairly different in each of Africa Online’s different regions. East Africa is liberalized and Africa Online provides services across the information, communications and technology spectrum, including voice over internet protocol services, in East Africa. Markets in Southern Africa are still regulated, limiting the services Africa Online is able to provide to its customers. West Africa is a fairly liberalized market and Africa Online is presently seeking to take advantage of this opportunity.
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
On September 12, 2007, ICASA granted Telkom Media a commercial satellite and cable subscription broadcast license, the issuance of which is subject to the negotiation and satisfaction of certain conditions, including the approval and finalization of the BEE component. We cannot assure you that
Telkom Media will receive this license from ICASA or be able to launch commercial operations.
Partners in the black economic empowerment entity are Videovision Entertainment, MSG Afrika
Media and WDB Investment Holdings (Proprietary) Limited.
Telkom recently announced its decision to substantially reduce its investment in Telkom Media, in which it had invested R326 million up to March 31, 2008, and was required to provide an impairment provision of R217 million. Telkom will be investigating all opportunities to do this in the best interest of Telkom shareholders and all other stakeholders. Telkom confirms it has received proposals relating to Telkom’s announced intention to substantially reduce its stake in Telkom Media.
No decision has been made to date and Telkom is currently reviewing the proposals and anticipates making a decision in the near future.
Telkom Media had 142 employees as of March 31, 2008. A chief executive officer, Mandla
Ngcobo, and a chief financial officer, Lourens van Niekerk, were appointed to Telkom Media.
Swiftnet
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
Swiftnet’s network has 180 base transceiver stations, and one base station network management center, Swiftnet currently runs a short message service over its network that feeds back into a third party operator connected to the mobile operators. Swiftnet currently operates two sites for redundancy purposes, one in Centurion and one in Rosebank, for modem and router based services.

Swiftnet has a number of regional offices nationally that manage more than 160 contractors.
Customers are serviced through a tier 1 and tier 2 technical call center as well as in-house technicians and external contractors. Swiftnet has a sales team in support of various retail and wholesale relationships. Swiftnet had an estimated 33% market share in the Point of Sale communications market based on customers in the 2008 fiscal year, with strong competition from three main competitors, ConnectNet, X-Link and Datalink. New services such as ADSL router services are being developed to broaden the revenue stream dependency.
A new chief executive officer, John Myers, was appointed to Swiftnet as of July 9, 2007 and a new chief financial officer, Nokuthula Ngubeni, was appointed to Swiftnet as of April 4, 2008. Swiftnet had
85 employees as of March 31, 2008.
Swiftnet is in breach of its license that requires it to have at least 30% of its shares held by black economic empowerment individuals or entities. ICASA has required Swiftnet to remedy the breach of its license, which expired on August 24, 2006. On February 14, 2007 Telkom announced that it had entered into an agreement to sell a 30% stake in Swiftnet to the Radio Surveillance Consortium, a group of empowerment investors, for R55 million following a competitive sale process run by an independent adviser. The transaction would not have required any financial support or facilitation from
Telkom. The transaction received Competition Commission approval on May 28, 2007, but was not approved by ICASA. Swiftnet is currently seeking black economic empowered individuals or entities who would be acceptable to ICASA. Swiftnet met with ICASA on January 28, 2008 to discuss its specific license terms and conditions. Swiftnet has submitted its comments on the draft license terms and conditions to ICASA that ICASA sent to Swiftnet during October 2007. Swiftnet, assisted by Telkom as its sole shareholder, has had a further meeting with ICASA on February 27, 2008.
It was decided that the draft amended license that ICASA sent to Swiftnet during October 2007 would not form the basis of the conversion process, but instead the original license issued to Swiftnet in
August 1995 would be used as the basis for license conversion. The transaction is still subject to
ICASA approval. With regard to shareholder issues, ICASA indicated that there is currently no agreement within the industry as to acceptable BEE shareholding percentages for all licensees.
ICASA indicated that the shareholding issue for the Swiftnet license would need to be in line with BEE values applicable to other similar licensees.
CAPITAL EXPENDITURES
For information relating to our capital expenditures, see Item 5. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Group Liquidity and Capital Resources”.
REGULATION AND LICENSE REQUIREMENTS
Overview
The licensing and provision of telecommunications services in the Republic of South Africa has historically been subject to the Telecommunications Act and the extensive regulations made under the
Telecommunications Act. The Telecommunication Act was repealed by the Electronic Communications
Act when the Electronic Communications Act came into effect on July 19, 2006. While a new licensing regime has been created by the Electronic Communications Act, all existing licenses are to remain valid until converted to new licenses in accordance with the new licensing regime. Regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result, the regulatory environment is evolving, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalized. In addition, the regulatory process entails a public comment process, which, in light of the politicized issue of privatization of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process. A number of significant matters have not been addressed or clarified. ICASA has started several regulatory process, the most important of which are:
•  the conversion of existing licenses to individual electronic communications services and electronic communications network services licenses;
•  the establishment of the standard terms and conditions for class and individual licenses;
•  the establishment of the special terms and conditions that may apply to each individual licensee;
•  the determination of the definition of the various markets;
•  the establishment of the methodologies that will be used to determine the level of competitiveness in each market and the existence of significant market power therein; and
•  the determination of the regulatory remedies that may be imposed on a licensee upon a finding of significant market power.
It is not possible to determine at this stage the outcome of these processes or the timeframe within which they will be concluded. It is not, however, likely that ICASA will complete the license conversion process by July 2008 as stipulated in the Electronic Communications Act and will therefore be required to use the additional six month that the Act allows. It is likely that we will be found to have significant market power in many of the markets in which we operate and will have regulatory remedies imposed on us, including cost based prices for interconnection services and the leasing of communication facilities.
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
The Electronic Communications Act has recently been amended to enable state investment and licensing in the sector. With that amendment, the Minister of Communications is empowered to initiate and facilitate strategic government infrastructure investments in information, communications and technology companies.
Implementation of the Electronic Communications Act
In order to give effect to the new licensing and regulatory regime set out by the Electronic
Communications Act, ICASA is required to make a large number of regulations and determinations concerning, among other things, the conversion of existing licenses into electronic communications service and electronic communications network service licenses, the issuing of new class and individual electronic communications service and electronic communications network service licenses, the establishment of the pro-competitive framework consisting in the definition of markets, the determination of the level of competition and the existence of significant market power in these markets, and the establishment of pro-competitive remedies that can be imposed on licensees found to have significant market power in a market.
The main areas of regulation making that the Electronic Communications Act contemplates are those relating to interconnection, leasing of communications facilities, including the determination of which communications facilities are deemed to be “essential facilities,” the framework for the definition of relevant markets, the determination of the level of competition in each market, the determination of the existence of significant market power in relevant markets and the imposition of pro-competitive conditions on licensees found to have significant market power. The following draft regulations have been published by ICASA for comment:
•  draft regulations setting out the conceptual framework for the definition of relevant markets or market segments;
•  draft regulations setting out the methodology to be used to determine the effectiveness of competition in a defined market or market segment;
•  draft regulations setting out the methodology to be used in determining that a licensee has significant market power in a defined market or market segment;
•  regulations relating to the identification of pro-competitive measures on licensees found to have significant market power in a defined market or market segment;
•  draft regulations pursuant to which ICASA will undertake periodic reviews of the markets, market segments and significant market power;
•  draft regulations dealing with the administrative procedure that will be used when undertaking an investigation pertaining to anti-competitive conduct;
•  draft regulations on the leasing of communications facilities;
•  draft regulations on the identifications of communications facilities deemed to be essential facilities; and
•  draft regulations on interconnection.
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
The granting of class licenses is subject to a simple process of registration. A draft regulation providing the framework for the granting of licenses was published by ICASA for comment on March 7, 2007. In addition, the Minister of Communications has issued a policy direction to ICASA requesting it to consider whether VANS licensees should be authorized to provide services as well as provide and operate facilities or networks. ICASA subsequently announced the names of certain VANS licensees whom they considered eligible for being awarded electronic communications network services licenses. Other VANS who were not selected are challenging ICASA in litigation with regard to its process of converting VANS licenses. ICASA would have to issue network service licenses for such networks. We expect that the new licensing framework will result in the market becoming more horizontally integrated and will substantially increase competition in our fixed-line business.
The following licensing regulations have been finalized:
•  regulations on the processes and procedures for the registration, amendment, renewal, surrender and transfer of class licenses;
•  regulations on the processes and procedures for applications for individual electronic communications service licenses, electronic communications network service licenses and broadcasting licenses;
•  regulations on the standard terms and conditions for individual and class licenses for electronic communications service, electronic communications network service and broadcasting;
•  regulations setting out the minimum standard for end–users and subscriber service charters.
ICASA has subsequently published a notice inviting comments for a possible reconsideration of those standards due to requests from the industry; and
•  regulations outlining a code of conduct for electronic communications licensees and electronic network communications licensees.
Regulations on license fees are still outstanding as it appears that ICASA has not yet received the required direction from the Minister of Communications.
License conversion
All existing licenses are to remain valid until converted by ICASA in line with the new licensing framework, which is required to be done within 24 months from July 19, 2006, the commencement date of the Electronic Communications Act. As a result, Telkom’s licenses will be converted to new licenses in accordance with the new licensing regime. Conversion is required to be on no less favorable terms than the original license. However, as part of the conversion process, ICASA may grant rights and impose obligations on the licensee, in order to ensure that the existing licenses comply with the Electronic Communications Act. ICASA has started a process of converting our licenses to the new licensing framework. The process of converting our radio spectrum licenses started in October 2006, but has not yet been finalized. Regulations providing the framework to convert our PSTS and VANS licenses have been published by ICASA, including the standard terms and conditions that will apply to all electronic communications services and electronic communications network services licenses, including ours. In addition to standard terms and conditions generally applying to a type of license, the Electronic Communications Act provides that
ICASA may set out additional terms and conditions applicable to any individual license or class license. ICASA has proposed draft additional conditions applicable to the electronic communications service and electronic communications network service licenses that will be issued to existing licensees, including Telkom, and has drafted proposed additional terms and conditions for Telkom’s licenses. Telkom has formally commented on these proposed terms and conditions as they apply to it. ICASA, after taking into account the comments received, is expected to publish the final proposed terms and conditions for public comment. ICASA is required to complete the license conversion process by July 18, 2008. It is, however, not likely that they will meet this target and will use the six additional months provided for in the Electronic Communications Act to complete this process.
The process of converting our licenses to the new licensing framework may be lengthy and complex and could result in the imposition of additional obligations and limitations in connection with the converted licenses, which could disrupt our business operations and decrease our net profit.
Existing regulations
All existing regulations are to remain in force until repealed or amended by ICASA. However, many of the existing regulations may be required to be amended and many additional regulations may need to be made to fully implement the Electronic Communications Act. ICASA’s capacity may be further strained by the workload that will be imposed on it by the Electronic Communications Act, which creates further uncertainties in the regulatory arena and the ability of ICASA to effectively fulfill its functions. We cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their impact on us. ICASA has issued draft regulations in respect of the subsidization of mobile handsets.
These draft proposals have all been published for public comment, but no hearings on the public comments have yet been held by ICASA and no final regulations have been made yet.
Licensing of the second national operator
In September 2004, the South African Minister of Communications granted an additional license to provide public switched telecommunications services to a second national operator, Neotel, that is 30% owned by Transtel and Esitel, which are beneficially owned by the South African Government, and other strategic equity investors, including 26% beneficially owned by TATA Africa Holdings (Pty)
Limited, a member of the TATA Group, a large Indian conglomerate with information and communications operations. On March 19, 2008 Neotel announced that the Competition Tribunal of
South Africa had approved its acquisition of Transtel without any conditions. Neotel was licensed on
December 9, 2005 and commercially launched on August 31, 2006 and commenced providing services in the beginning of the 2007 calendar year to corporate customers and other licensees. On
April 25, 2008, Neotel announced that the first of its consumer products were available to limited parts of Johannesburg and Pretoria.
Licensing of Infraco
The Government has created an infrastructure company, Infraco, which stated it would provide inter-city bandwidth at cost based prices to Neotel, and later to the rest of the industry, which will further compete with our communications network as an alternative provider of communications infrastructure. The Government’s pronouncements indicate that Infraco will also lead the establishment of a submarine cable from South Africa to Europe along the west coast of Africa, in partnership with private enterprise.
Underserviced areas
A process to issue additional licenses to small business operators to provide telecommunications services in underserviced areas with a teledensity of less than 5% commenced in 2005 and is continuing. The Minister of Communications has identified 27 of these underserviced areas. ICASA has issued licenses to successful bidders in seven of them and the Minister has issued invitations to apply for licenses in 14 additional areas. In August 2006 ICASA recommended to the Minister that licenses be granted to successful applicants in 13 of these areas. While it was expected that further licenses would be issued in the 2007 calendar year, no additional licenses have been issued.
The Minister of Communications has issued a policy direction to ICASA directing it, where there is more than one license in a province, to merge the licenses and issue one Provincial Under-Serviced
Area Network Operator, or PUSANO license. None of these consolidated licenses have yet been issued by ICASA.
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
If we are found to have significant market power in any of the markets in which we operate, we may be required to provide interconnection and facilities to our competitors at or near the long run incremental cost, of those services or facilities, and our operating revenue and net profit could decline. On January 29, 2007, ICASA published a consultation document for public comment and on May 17, 2007 it held a public enquiry on its intention to define relevant call termination wholesale markets. In its consultation document ICASA expressed the preliminary view that all providers of telecommunications networks, including Telkom and Vodacom, have significant market power in their call termination markets and that the appropriate price controls to be applied to the large operators, MTN, Vodacom and Telkom, is the long run incremental cost calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital. In its findings published on November 9, 2007, ICASA confirmed that it considers each terminating network to be a separate market, however, it also recognized that the enquiry findings had to be restricted to defining the market and that any pronouncement in respect of a determination of significant market power and any remedies that may flow from such determination will be done by means of regulations made in accordance with different processes, as envisaged in Section 67 of the
Electronic Communications Act. Regulations are expected to follow in due course. On May 3, 2007
ICASA published a consultation document for public comment, on its intention to define relevant end to end leased lines and other wholesale markets. In its consultation document ICASA defined the wholesale markets for fixed-line local loop access, fixed-line narrowband exchange lines, call origination and call conveyance, symmetric broadband originator services, trunk services for transmission within South Africa and international leased lines. ICASA expressed the preliminary view that Telkom is deemed to have significant market power in all these markets and that the appropriate price control to be applied is likely to be the long run incremental cost, calculated on the basis of relevant forward looking economic costs of an efficient operator, including a reasonable cost of capital.
Regulations are expected to follow in due course, but probably not before the regulations dealing with market analysis, the determination of the level of competition and the determination of significant market power are completed. Where ICASA determines that a licensee has engaged or intends to engage in an act that is likely to substantially prevent or lessen competition, ICASA may direct the licensee to cease or refrain from engaging in such act and may impose penalties for failure to comply with such direction.
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
An interconnection agreement has also been signed with Sentech. An unresolved issue is whether these interconnection agreements will be required to be amended after the final interconnection regulations are promulgated. The Electronic Communications Act and draft interconnection regulations compel operators to provide interconnection on a non discriminatory basis, whereas currently each class of operator receives a different interconnection rate.
ICASA has begun a review process of mobile termination rates aimed at reducing high mobile interconnect charges, which, once completed, is also likely to impact upon Telkom’s own termination rates and interconnection revenues. ICASA has issued draft regulations on interconnection. The draft regulations provide for a general obligation to interconnect by all licensees. The draft regulation does not provide for interconnection rates. These will be dealt with by regulations made as a result of the market review process.
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
ICASA has issued draft regulations on facilities leasing. The most significant impact on Telkom would be the obligation to build facilities to satisfy such request where no spare capacity is available.
ICASA must prescribe a list of essential facilities, including local loops and sub-loops and associated electronic communications facilities, and electronic communications facilities connected to international electronic communications facilities such as submarine cables and satellite earth stations. ICASA may require that essential communications facilities be supplied at a cost based price, likely to be the long run incremental cost of that facility. The Minister of Communications has issued a policy decision declaring November 1, 2007 as the date from which the exclusivity provisions in our
SAT-3 agreements shall be declared null and void. The Minister of Communications has also issued a policy direction to ICASA requiring it to prioritize and urgently prescribe a list of essential facilities, ensuring that the facilities connected to the SAT-3/WASC/SAFE submarine cables can be accessed soon. ICASA has established a draft regulation for public comment in compliance with this policy direction.
On December 24, 2007, the Minister of Communications published “Proposed Guidelines for the
Rapid Deployment of Electronic Communications Facilities”. If the final guidelines are published in their current form, they will not affect our rights in our existing submarine cables and landing stations, but may affect our ability to be parties to new submarine cables and landing stations, which might negatively affect our ability to meet demand for international communications services.
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
•  three forms of local loop unbundling to be considered, full unbundling of the metallic loop, line sharing and wholesale bit stream access; and
•  the regulatory process, with full industry participation should commence as soon as possible and be completed in 2011.
The Minister of Communications published policy decisions that the process of unbundling the local loop in South Africa should be urgently implemented and completed by 2011. In compliance with the Minister’s request ICASA has initiated consultations with Telkom on the process to be followed, and is expected to soon open consultation with all other stakeholders. ICASA plans to set up consultative committees to consider policy and legal, technical and processes, and financial, economic and competition issues relating to unbundling the local loop.
Tariffs
For a discussion of our tariffs and the regulations related thereto, see Item 4. “Fixed-line communications – Fees and tariffs”, and for a discussion of Vodacom’s tariffs and the regulations thereto, see Item 4. “Mobile communications – Fees and tariffs.”
Universal service obligations and service quality targets
As part of our five year exclusivity period ended May 7, 2002, we had 16 service quality and line roll-out targets for our fixed-line business. We substantially met all of our fixed-line service and line roll-out targets with the exception of our residential fault rate target, our aggregate fixed-line roll-out target and targets which required us to provide service to underserviced villages and to replace analog lines with digital lines. ICASA has started a process to convert existing licenses to the new licensing framework contained in the Electronic Communications Act. It is possible that as a result of the conversion process quality of service targets will again be imposed on us with penalties if targets are not met.
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
•  services to be provided within 30 working days from application in ADSL enabled exchanges;
•  the provision of uncapped local bandwidth;
•  the guarantees of minimum speeds;
•  the prohibition of port prioritization; and
•  the prohibition of periodic resets.
When the regulations were published we were not able to fully comply with them. We informed
ICASA of the areas of non compliance and provided ICASA our proposed plans to become compliant.
ICASA raised no objections to our proposed approach. Since then, we have made several changes to the various ADSL service offerings to ensure compliance. A customer brought a case against us to
ICASA’s Complaint and Compliance Committee in 2007, alleging non-compliance with the ADSL regulations. ICASA’s Complaint and Compliance Committee ruled in our favour.

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
The Minister of Communications issued a public statement in 2002 describing our future obligations to assist in the continued development of communications services to the South African population. The obligation will be a contribution to the Universal Service Fund, or USF, and ongoing universal service obligations imposed on us through the generic terms of our license. In the past we had to contribute to the USF R10 million per annum escalated by inflation from 1997. Beginning in the
2005 financial year, such contribution was set at 0.2% of the prior year’s annual turnover derived from the provision of telecommunications service that it is licensed to provide. Telkom paid R61.8 million in
July 2007 for this contribution pursuant to its license. Vodacom’s contribution to the USF is on the same basis as Telkom. Vodacom paid R65.1 million in the 2008 financial year for this contribution pursuant to its license.
We have been issued with frequency spectrum licenses in the 1800 MHz and 2100 MHz bands.
While no special obligations have been imposed in these licenses, ICASA has indicated that obligations may be imposed at a later stage, the nature of which is not known at this date.
New social obligations were imposed with Vodacom’s new 1800 MHz license and third generation spectrum license or 3G. The 1800 MHz frequency spectrum band obligations require Vodacom to provide a minimum of 2,500,000 SIM card packages with certain privileges to designated individuals within five years; a minimum of 125,000 handsets within five years; and a minimum airtime window period of 12 months for these SIM cards. The 3G radio spectrum band obligations require Vodacom to provide: internet access to no less than 140 institutions for persons with disabilities within three years; internet access to no less than 5,000 public schools within eight years; and a minimum of
1,400 handsets within three years. The Department of Communications has assisted in the identification of certain beneficiaries within various government departments and the license stipulates that roll-out can only commence upon approval of the implementation plans by ICASA.
The implementation plans in respect of 1800 MHz and 3G were submitted to ICASA in August 2005.
The 1800 MHz obligation is currently on hold due to a tariff dispute. ICASA has approved the 3G roll out plans for the following provinces: Gauteng (50), Northwest (47), Limpopo (69), KwaZulu-Natal
(136) and Eastern Cape (413). Vodacom has completed rollout in Gauteng, Northwest and Limpopo.
KwaZulu-Natal and Eastern Cape are still in progress. Vodacom proposed that airtime used on the
SIM cards be charged at a uniform rate to be agreed between all three mobile operators and the internet usage rates be at a 50% discounted rate, as provided for in the Telecommunications Act.
Vodacom has been funding the training of community services telephone operators since the 2005 financial year. The focus during the 2005 and 2006 financial years, was on growth management, financial management and marketing. The focus during the 2007 and 2008 financial years was on basic business skills, growth management, financial management and marketing Vodacom’s universal service obligations consists of a contribution to the USF and possible new universal access obligations.
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
The regulations, however, were only published on July 19, 2002. After negotiations with ICASA,
Telkom submitted its regulatory financial statements based on the historical cost of the company on
September 30, 2004, and submitted its current cost regulatory financial statements to ICASA on
September 30, 2005 and its current cost regulatory financial statements with reports indicating the long run incremental cost for the 2006 financial year on September 30, 2006. The COA/CAM regulations also require us to develop procedures manuals that set out how we will implement the
COA/CAM accounting methodology in practice. The procedures manual for the accounting separation on an historical cost basis was approved by ICASA on June 30, 2004, while the procedures manual for the conversion to the current cost basis was submitted to ICASA on July 5, 2005 and the procedure manual for accounting on a long run incremental cost basis was submitted to ICASA on
March 31, 2006 for their approval. The same set of complete procedures manuals were again submitted to ICASA on September 30, 2007. ICASA instituted a review of the regulatory financial statements and the supporting procedures manuals in January 2008, which was finalized during
March 2008. While ICASA indicated their general acceptance of the work done in the finalization of both the procedures manuals and the regulatory financial statements, ICASA did request Telkom to provide more detail on certain issues such as some of the allocations methodologies used.
In addition they raised a concern relating to the inadequate disclosure of the pre-tax weighted average cost of capital used and wholesale results. Telkom has agreed with ICASA that this information will be disclosed in more detail in the 2008 regulatory financial statements submission.
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
In phase two, fully automatic pre-selection must be implemented and must be provided by an operator within ten months of it being requested by another operator. Telkom had already conditioned its exchanges to handle call-by-call carrier pre-selection by December 31, 2003. On February 12, 2008,
Telkom met with Neotel to discuss their request for implementing carrier pre-selection.
Telkom will not be able to fully implement carrier pre-selection until Neotel’s interconnection systems and the inter-operator process and systems to support carrier pre-selection become available, however, Telkom does not believe that it will be able to implement automatic carrier pre selection within ten months of it being requested. The request for phase 2 of carrier pre-selection can only be made after the functional specification and ordering system specification have been agreed to between Telkom and Neotel and approved and published by ICASA. Call-by-call carrier pre-
selection will be implemented in 2008 once the interconnection agreement has been amended, the testing phase has been completed successfully and Neotel has received its prefix code from ICASA.
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
A framework number portability regulation was published at the end of 2004 that generically provides for the introduction of fixed-to-fixed and mobile-to-mobile number portability. Telkom is required to implement number portability in blocks of 10,000 numbers within two months after Neotel launches such retail services and individual number portability within 12 months of receiving a request from
Neotel. Telkom has received a request from Neotel to implement both block and individual number portability and Telkom and Neotel are currently in the process of finalizing the testing for the introduction of block number portability which is scheduled to take place in the middle of the 2008 calendar year. Number portability will therefore be phased in commencing with number portability in blocks of 10,000 numbers, followed by number portability in blocks of 1,000 numbers and then individual number portability. After several delays mobile number portability phase one was launched on November 11, 2006. Phase 2, which was implemented during April 2007, includes multi-line porting, secure file transfer protocol access to third parties and operational software upgrades on the central reference data base. From launch until the end of March 2008 there have been 192,289 successful ports. In the 2007 financial year, Cell C registered a net gain of 14,057 subscribers, Vodacom a net loss of 6,018 subscribers and MTN a net loss of 8,039 subscribers. In the 2008 financial year Vodacom registered a net gain of 4,484 subscribers,
MTN a net gain of 6,138 subscribers and Cell C a net loss of 10,622 customers.
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
Under the Telecommunications Act each of Vodacom, MTN, Telkom and Neotel are entitled to apply for, and acquire, licenses for the use of 1800 MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services. Cell C’s existing license already includes the right to use radio frequency spectrum in the 1800 MHz band. Vodacom and MTN have obtained licenses for the use of 1800 MHz radio frequency spectrum and radio frequency spectrum for the provision of third generation services and Telkom has been granted additional radio frequency spectrum licenses and access to portions of the 350 MHz, 3.5 GHz, 26 GHz and 38 GHz radio frequency bands, which can be used for various services as stipulated in its license. Recently Telkom was also assigned radio frequency spectrum licenses for both the 1800 MHz and 2100 MHz (3G)
radio frequency bands.
Our Swiftnet subsidiary has been granted a telecommunications license and a radio frequency spectrum license providing for:
•  Swiftnet to construct, maintain and operate a national wireless data network and to provide wireless data telecommunication services; and
•  interconnection with our network.

Swiftnet is in breach of its license that requires it to have at least 30% of its shares held by black economic empowerment individuals or entities. ICASA has required Swiftnet to remedy the breach of its license, which expired on August 24, 2006. On February 14, 2007 Telkom announced that it had entered into an agreement to sell a 30% stake in Swiftnet to the Radio Surveillance Consortium, a group of empowerment investors, for R55 million following a competitive sale process run by an independent adviser. The transaction would not have required any financial support or facilitation from
Telkom. The transaction received Competition Commission approval on May 28, 2007, but was not approved by ICASA. Swiftnet is currently seeking black economic empowered individuals or entities who would be acceptable to ICASA. Swiftnet met with ICASA on January 28, 2008 to discuss its specific license terms and conditions. Swiftnet has submitted its comments on the draft license terms and conditions to ICASA that ICASA sent to Swiftnet during October 2007. Swiftnet, assisted by
Telkom as its sole shareholder, has had a further meeting with ICASA on February 27, 2008. It was decided that the draft amended license that ICASA sent to Swiftnet during October 2007 would not form the basis of the conversion process, but instead the original license issued to Swiftnet in August
1995 would be used as the basis for license conversion. The transaction is still subject to ICASA approval. With regard to shareholder issues, ICASA indicated that there is currently no agreement within the industry as to acceptable BEE shareholding percentages for all licensees. ICASA indicated
that the shareholding issue for the Swiftnet license would need to be in line with BEE values applicable to other similar licensees.
Mobile cellular telephone services
On September 30, 1992, a multiparty implementation agreement was concluded between
Telkom, Vodacom, MTN, the Postmaster-General and the South African Government dealing with the licensing of Vodacom and MTN. Vodacom was issued with a mobile cellular telecommunications license in South Africa in 1993 for a validity period of 15 years. This mobile cellular telecommunications service license was confirmed and reissued in August 2002 pursuant to the
Telecommunications Act. Vodacom’s license is automatically renewable on the same terms and conditions should no notice of termination be received five years prior to the expiration of the initial license term. Vodacom’s license was thus automatically renewed until May 30, 2024.
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
Vodacom was also issued a radio frequency spectrum license simultaneously with its mobile cellular telecommunications license permitting it to use an assignment of 2x10 MHz in the
890.2 – 900 MHz paired with the 935.2 – 945.0 MHz radio frequency spectrum bands, for purposes of providing mobile cellular telecommunications services, valid for the duration of Vodacom’s mobile telecommunications license of fifteen years. Vodacom was also granted a license, effective
July 1, 1995, for the use of an additional assignment of 2x1 MHz of GSM900 MHz radio frequency spectrum band under its mobile cellular telecommunications license. Pursuant to the
Telecommunications Act, the three mobile cellular licensees were given the right, upon application, to be granted licenses to use 1800 MHz frequency spectrum on payment of fees as determined by the Minister of Communications. Vodacom was awarded a permanent 1800 MHz license on
October 29, 2004 comprising an assignments of 2x12 MHz and a 3G spectrum license on
November 30, 2004, comprising an assignment of 2x10 MHz radio frequency spectrum.
Vodacom received an additional 3G spectrum assignment of 2x5 MHz on February 15, 2007.
The license fee for the 1800 MHz and 3G spectrum license is a R5 million access fee each per annum and R100,000 per MHz pair. On 7 September 2007 Vodacom was issued a radio frequency and station license in the C-Band for the operation of an international fixed link via satellite.
Vodacom has to date been allocated a total of 46 million numbers, including the full 072, 076, 082 and 079 number ranges, along with part of the 071 number range. ICASA has started using the interleaving principle and allocated part of the 071 number ranges to MTN.

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
Other regulatory issues
We are subject to the provisions of the Competition Act, 89 of 1998, which, together with the
Electronic Communications Act regulates anti-competitive behavior in the communications industry in South Africa. Under the provision of these two Acts, we may not act anti-competitively or unfairly discriminate against any person. Activities within the communications and broadcasting sectors are regulated primarily by ICASA, but with concurrent jurisdiction of the Competition Commission on competition-related matters. Although the concurrent jurisdiction of ICASA and the Competition
Commission in the information communications technology sector is coordinated via a memorandum of agreement between the two bodies, there remain concerns around clear jurisdictional responsibilities on certain issues. ICASA is investigating three alleged complaints of anti-competitive behavior against Vodacom, a guilty finding of anti-competitive behavior by the Competition Tribunal could result in penalties of up to 10% of annual turnover and could disrupt our business and decrease our net profit.
South Africa is a member of the World Trade Organization and is a signatory to the Basic
Agreement on Telecommunications. The commitments made by South Africa are embodied in the provisions of the Electronic Communications Act in respect of the liberalization of the South African telecommunications industry.
RICA is a South African law that regulates the authorization for and actual lawful interception of direct and indirect communications. The Act came into effect on September 30, 2005, with the exception of certain sections requiring the collection of customer details and identity verification prior to providing mobile cellular telecommunications services. The compliance date for these sections has not been determined and will come into effect by presidential proclamation. The amendment bill on RICA was discussed at the select committee on security and constitutional affairs, select committee, in the National Council of Provinces, after being passed by the national assembly.
After discussions, the select committee decided to postpone deliberations on the bill, indefinitely.
The effect of the decision of the select committee is that the RICA amendment bill is not likely to be finalized by parliament during the 2008 session, but will in probability be considered during the 2009 session of parliament. RICA obligates service providers to obtain and store customer details, including names, identity numbers, residential and business or postal addresses and requires verification of customers’ details with reference to a customer’s identity document. To date Telkom has not been able to complete the implementation of all of these requirements and Vodacom may not be able to implement these requirements within the time period in which it is ultimately required to implement them, which has not yet been determined. Furthermore, the implementation of RICA is expected to have significant cost implications resulting from the paper verification and storage requirements and negatively impact the ability of Telkom and Vodacom to register customers due to its burdensome registration process, which may not be practical and may require the disconnection of customers for whom such information is unavailable. As a result, Telkom’s and Vodacom’s business operations could be disrupted and their net profit could decline and they may be liable for penalties to the extent they are not able to comply with RICA’s requirements. We are finalizing preparations to implement the process during the second half of the 2008 calendar year to satisfy requirements. Implementation will be phased to minimize costs while we are waiting for consideration of a request to amend section 39 of the Act. The request to amend originated from the envisaged changes to section 40 of the Act applicable to the mobile operators whereby the obligation to retain the paper copy was suspended.
In addition, commencing in June 2006, all licensees, including Telkom and Vodacom, were required to install equipment and implement procedures to allow lawful interception by law enforcement agencies in South Africa, including the interception of communications and the provisioning of call-related information, including billing information. Telkom was not able to completely comply with all of the requirements by June 2006 and was in consultation with the
Office for Interception Centers and the Department of Communication to adopt a phased approach for compliance. Telkom subsequently achieved full compliance for all major technologies, including its public digital exchanges and Internet services, in the 2007 calendar year, although some implementation measures and implementation schedules remain subject to further official agreement with the responsible government agency. The directives for the implementation of these requirements for private networks have not yet been finalized. Systems to facilitate subscriber registration have been developed, tested and made available to the relevant customer touch points by Vodacom ahead of the promulgation of the governing legislation. To the extent that we are unable to comply with all the requirements of RICA or are unable to substantially recover these costs of compliance, our business operations could be disrupted and our net profit could decline and we may be liable for penalties.
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
Among other things, it empowers the Minister of Trade and Industry to issue codes of good practice and to publish sectorial transformation charters for that purpose. The codes of good practice aim to establish a balanced scorecard on empowerment, which deals with equity ownership, management and control of enterprises by black people, and employment, procurement, skills development, enterprise development and other developmental intervention aimed at the empowerment of black people. The Department of Trade and Industry has published all codes of good practice. The codes are mandatory on all organs of state, and will affect all enterprises that, directly or indirectly, conduct business with organs of state, in that their empowerment rating in terms of the codes, will determine their ability to conduct such business.
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
Telkom and Vodacom have been actively involved in the development of the BEE Charter for the
ICT sector. A final draft of the ICT charter has received Cabinet approval, but will not be published as a voluntary charter and instead will be gazetted as a code. The final set of genetic codes of good practice has been gazetted in February 2007. The process of converting the ICT charter into codes of good practice for the ICT sector is almost complete and proposed ICT codes were submitted to the
Minister of Communications in July 2007 for approval. Before the ICT codes are finally approved they will be gazetted for public comment for a period of two months.
The codes of good practice require business to make use of suppliers complying with the black economic empowerment requirements. We have started a process to ensure that we obtain a grading as a black economic empowered company sufficient for our business needs. If we are not able to meet the minimum requirements of the codes of good practice or the ICT charter, whichever may be applicable, some of our business customers may be required or elect to obtain all or some of their telecommunications services from our competitors who may fulfill such requirements.
The Electronic Communications Act provides that ICASA must specify the percentage of equity ownership to be held in applicants for individual licenses by persons from historically disadvantaged groups. The percentage may not be less than 30% or such higher percentage as may be prescribed by ICASA.

ORGANIZATIONAL STRUCTURE
Our group operational structure is as follows:
Swiftnet (Proprietary)
Limited
Africa Online Limited
Multi-Links
Telecommunications
Limited
Telkom Media
(Proprietary) Limited
64.9%
50.0%
100.0%
100.0%
75.0%
75.0%
Fixed-Line Mobile Other
Telkom SA Limited
Vodacom Group
(Proprietary) Limited
TDS Directory Operations
(Proprietary) Limited

Vodacom’s group operational structure is as follows:
Telkom SA Limited
Vodafone Holdings (SA)
(Proprietary) Limited
and its subsidiary
Vodafone Telecommunications
Investments (SA) (Proprietary) Limited
Vodacom Tanzania
Limited
Vodacom International Holdings
(Proprietary) Limited
Vodacom International Limited
(Mauritius)
Vodacom Group
(Proprietary) Limited*
Vodacom (Proprietary)
Limited
Vodacom Services Provider
Company (Proprietary) Limited
Vodacom Congo
(RDC) s.p.r.l
VM, S.A.R.L.**
(trading as Vodacom
Mozambique)
Vodacom Lesotho
(Proprietary) Limited
50%
100%
100%
100%
88.3%
90%
51%
65%
100%
50%
*
The structure only includes major operating entities and holding companies.
**  Effective April 1, 2007 Vodacom International Limited (Mauritius) sold an 8% equity interest to local investors, with 5% being purchased by Intelec Holdings Limitada and Empresa Moçambicana de Telecommuniçãcoes acquiring an additional 3%.

Our business consists of three segments:
•  a fixed-line segment;
•  a mobile segment; and
•  an other segment.
Our fixed-line segment consists of our fixed-line business, which provides fixed-line access and data communications services through Telkom. Our mobile segment consists of our 50% interest in
Vodacom, our joint venture. Our other segment consists of directory services through our 64.9%
owned TDS Directory Operations subsidiary; wireless data services through our wholly owned
Swiftnet subsidiary, Internet services in Africa through our wholly owned Africa Online subsidiary and fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients in Nigeria through our 75% owned Multi-Links subsidiary.
PROPERTY, PLANT AND EQUIPMENT
Fixed-line
Our principal executive offices are located at Telkom Towers North, 152 Proes Street, Pretoria
0002, Republic of South Africa and comprised approximately 27,000 square meters of office space as of March 31, 2008. In addition, our information technology center comprised approximately
22,000 square meters and our network operations center comprised approximately 24,000 square meters as of March 31, 2008. Our executive offices are leased from the Telkom Retirement Fund under a lease agreement which will expire on January 31, 2019. The total area of all our properties as of March 31, 2008 comprised approximately 2.5 million square meters consisting of approximately
1.5 million square meters of owned, approximately 640,000 square meters of leased and approximately 403,000 square meters of other type properties. As of March 31, 2008, we leased approximately 222,000 square meters of office space pursuant to lease agreements. Except as stated
to the contrary below, our leases expire at various times ranging from one month to five years.
Our properties primarily consisted of 2,459 electronic telephone exchanges, 49 microwave transmission towers, three satellite stations, 137 Telkom Direct shops, 263 customer service centers, three information technology centers and one network management center as of March 31, 2008.

Details of the principal immovable property leased and owned by our fixed-line business as of
March 31, 2008 are as follows:
Leased
Current
Type of
or
monthly
Expiration
        property
owned
      Lessor
Lessee
        Location
      rental
      date
Head office
Leased
Telkom
Telkom
152 Proes Street, Pretoria,
R6,051,657
Jan 31, 2019
Retirement Fund
South Africa
Office
Leased
Bridgeport/Lanor
Telkom
195 Nelson Mandela
R932,164
Jun 30, 2009
Joint Venture
Drive, Bloemfontein,
South Africa
Information
Leased
Telkom
Telkom
21 Teddington Street,
R1,303,862
Jan 31, 2019
technology center
Retirement Fund
Tygerberg, Bellville,
South Africa
Equipment related
Leased
Telkom
Telkom
178 Vermeulen Street,
R524,607
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
Old Krugersdorp Road,
n/a
n/a
satellite station
On The Farm Hartebeesthoek,
South Africa
Electronic telephone
Owned
n/a
n/a
Sivewright Street, New
n/a
n/a
exchange
Doornfontein, Johannesburg,
South Africa
Our leased and owned property facilities are managed pursuant to a management agreement with TFMC, a company incorporated in South Africa, of Meersig Building, 48 West Avenue, Centurion.
The consideration paid to TFMC for management services in the year ended March 31, 2008 was
R160 million. The management agreement terminates on March 31, 2011.
Mobile
Vodacom’s principal executive offices are located at Vodacom Corporate Park, 082 Vodacom
Boulevard, Vodavalley, Midrand, 1685, Republic of South Africa. Vodacom’s South African properties primarily consisted of 7,300 base transceiver stations, 379 base station controllers, 53 mobile switching centers, including VLRs and gateways, a network management center and customer service centers as of March 31, 2008. The number of mobile switching centers have decreased in the 2007 financial year due to the implementation of new equipment with increased capacity per unit when compared to the replaced equipment. The total area of all of Vodacom’s properties, excluding its network and retail outlets, was approximately 209,073 square meters as of March 31, 2008, consisting of approximately 173,446 square meters of owned properties and approximately 35,627 square meters of leased properties. Vodacom’s leases expire at various times on terms up to 15 years.
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
Overview of our business
For an overview of our business see Item 4. “Information on the company – Business overview –
Business summary.”
Principal factors that affect our results of operations
Liberalization of the South African telecommunications market and increasing competition
Our operating results are significantly impacted by increasing competition in the South African communications market. As competition intensifies, the main challenges our fixed-line business faces are continuing to improve customer loyalty through improved services and products and maintaining our leadership in the South African communications market. As a result of increasing competition, we anticipate pressure on overall average tariffs, a reduction in our market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline. Increased future competition may also result in a reduction in Vodacom’s overall average tariffs, loss of market share and an increase in its customer acquisition and retention costs. At the same time, we expect competition to stimulate overall market demand for communications services, which could cause Vodacom’s growth rates, revenue and net profit to decline. See Item 3. “Key
Information – Risk Factors – Risks Related to our Business – Increased competition in the South
African telecommunications market may result in a reduction in overall average tariffs, market share and an increase in costs in our fixed-line business, which could cause our growth rates, operating revenue and net profit to decline and our churn rates to increase,” Item 4. “Information on the company – Fixed-line communications – Competition” and Item 4. “Information on the Company –
Regulation and License Requirements.”
South African fixed-line communications market
While South Africa features a highly developed financial and legal infrastructure at the core of its economy, it also suffers from high levels of unemployment and income disparity. With respect to the economically disadvantaged communities of the population, communications providers must compete with other basic necessities for customers’ limited resources. In a number of areas of the country and for particular communities, mobile services are the preferred alternative to fixed-line services, primarily due to mobility. Although the fixed-line penetration rate in South Africa was only 9.5% and 9.8% as of
March 31, 2008 and March 31, 2007, respectively, due to the diverse rural geography and demographic factors in South Africa, we do not expect South Africa’s fixed-line penetration rates to increase in the near term. In the 2008 and 2007 financial years, our total fixed access lines decreased primarily due to a decrease in the number of residential PSTN lines, partially offset by an increase in
ISDN channels and business postpaid PSTN lines. Residential postpaid PSTN lines were adversely impacted by customer migration to mobile and higher bandwidth products such as ADSL and lower connections, while the decrease in prepaid PSTN lines was primarily as a result of customer migration to mobile services and our residential postpaid PSTN services. Similarly, traffic declined in both the
2008 and 2007 financial years, being adversely affected by the increasing substitution of calls placed using mobile services rather than our fixed-line services and dial up internet traffic being substituted by our ADSL service, as well as the decrease in the number of residential PSTN lines and increased competition in our payphone business. During the same period, ISDN channels and ADSL services have increased, driven by increased demand for higher bandwidth and functionality. In light of these market conditions, we will seek to maintain existing customers in the face of increasing competition and increase sales of data products while utilizing existing capacity, largely through increased sales of our bundled products.
South African mobile communications market
South Africa has experienced significant growth in the number of mobile users since GSM mobile services were launched in the country in 1994. The penetration rate for mobile users increased from an estimated 2.4% at March 31, 1997 to an estimated 94% at March 31, 2008. As a result, Vodacom’s
South African revenue increased 19.1% and 15.6% in the 2007 and 2008 financial years, respectively.
While we believe the mobile penetration rate will continue to increase, as the market is currently maturing and has a high cell phone penetration rate, we do not expect that it will continue to grow at the same high rates that it has experienced in the recent past. Consequently, Vodacom is seeking to maintain its leadership position in the South African market through the introduction of new, innovative products to ensure it gains new customers, retains existing customers and differentiates itself from its competitors. Vodacom will continue to invest in its business intelligence to enhance customer segmentation to better target products and converged communications. Vodacom intends to invest further in expanding its network and improving network quality and customer service levels to ensure it maintains its leadership position.
Vodacom is seeking to expand its data offering through services such as multimedia messaging services, information and banking services, location based services and advertising on cell phones.
To achieve further company growth and revenue, Vodacom’s strategy is to become a leading provider of converged communications and related services, initially focusing on the corporate and small, medium and micro enterprises markets. This initiative is driven by Vodacom Business, which was officially launched in February 2008.
Vodacom Business offers the market a full set of converged technology and communications services.
Vodacom Business is developing a service portfolio that includes next-generation internet protocol voice services, managed networks and infrastructure services, access services, hosting and applications.
Underpinning Vodacom’s growth in data and converged solutions is a serious involvement in international data transmission. Vodacom believes it is critical for Vodacom to play a significant role and the company is active in a number of international transmission incentives, such as the Seacom,
Eassy Cable and Infraco developments. Vodacom’s previous focus of customer acquisition and selective growth in other African countries still remain focus areas.
In furtherance of these strategies, in the 2005 financial year, Vodacom signed an alliance with its shareholder, Vodafone, which gives Vodacom access to Vodafone’s branded products and services, global research and development and access to Vodafone’s marketing and buying powers. In addition,
Vodacom launched the first commercial 3G network in South Africa in December 2004. Vodacom also launched Vodafone Mobile Connect Cards, 3G/GPRS/HSDPA datacards providing fast, secure access to corporate networks from computers, Vodafone live!, with global and local content, picture and video messaging and downloads, Mobile TV and BlackBerry®. In addition, during the 2007 financial year,
Vodacom launched 3G with HSDPA, giving its customers access to global high speed broadband communications, and in May 2008, Vodacom launched HSUPA, an enhancement of its HSDPA.

A large part of the growth in mobile services was due to the success of prepaid services.
Approximately 85.3% of Vodacom’s South African mobile customers were prepaid customers at March
31, 2008 and 93.4% of all gross connections were prepaid customers in the 2008 financial year.
During the 2008 and 2007 financial years the growth in contract customers in South Africa exceeded the growth in prepaid customers as a result of the migration of the South African middle class from prepaid to contract services. The increasing number of prepaid users, who tend to have lower average usage, together with the lower overall usage as the lower end of the market continues to be penetrated have historically resulted in decreasing overall average revenue per customer. The shift in the customer mix to higher spending contract customers, which represented 14.3% of total South
African customers as of March 31, 2008 compared to 13.1% as of March 31, 2007, enabled total
South African ARPU to remain stable at R125 per month in the 2007 and 2008 financial years after decreasing from R139 per month in the 2006 financial year. South African contract ARPU decreased to R486 per month in the 2008 financial year from R517 per month in the 2007 financial year and
R572 per month in the 2006 financial year. South African prepaid ARPU decreased to R62 per month in the 2008 financial year from R63 per month in the 2007 financial year and R69 per month in the
2006 financial year. In the 2008, 2007 and 2006 financial years, contract and prepaid customer ARPU were also negatively impacted by the high growth in Vodacom’s hybrid contract product, Family Top
Up, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts.
Tariffs
Our operating results are significantly impacted by tariff levels. See Item 3. “Key Information –
Risk Factors – Risks Related to Regulatory and Legal Matters – Our tariffs are subject to approval by the regulatory authorities, which may limit our flexibility in pricing and could reduce our revenue and net profit. Vodacom’s revenue and net profit could also decline if wholesale price controls are imposed on it” and Item 4. “Information on the Company – Business Overview – Fixed-line Communications –
Fees and Tariffs – Tariff Rebalancing”.
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
decline.
Acquisitions and dispositions
The revenue, expenses, net profit, cash flows and capital expenditures of Telkom and Vodacom have significantly been impacted by their acquisitions and dispositions, particularly Multi-Links and
Vodacom’s service provider acquisitions in recent years. See Item 4. “Information on the company –
Recent Developments – Acquisitions and Investments” and “– Vodacom’s acquisitions and dispositions.”

Volatility of the Rand
The value of the Rand as measured against the US Dollar has historically fluctuated significantly.
The value of the Rand as measured against the Dollar has increased from R11.38 per U.S.$1.00 as of
March 31, 2002 to R6.15 per U.S.$1.00 as of March 31, 2006. The value of the Rand as measured against the Dollar was R8.14 per U.S.$1.00 as of March 31, 2008. Telkom’s policy is to hedge its foreign denominated debt and operating and capital expenditures. Vodacom’s policy is to hedge its foreign denominated commitments for operating and capital expenditures for its South African operations. Currency exchange hedges are not always available in other African countries or are not available on commercially acceptable terms. Decreases in the value of the Rand as measured against other currencies could increase the future cost in Rand terms of future foreign denominated debt, future foreign denominated financing costs and future foreign denominated operating and capital expenditures. Fair value adjustments on financial instruments are recorded in the Telkom Group’s consolidated financial statements in the period they occur pursuant to IAS39 – Recognition and
Measurement of Financial Instruments. The effect of the application of this standard increased our consolidated profit before tax by R123 million in the 2006 financial year, R202 million in the 2007 financial year and R82 million in the 2008 financial year. Future exchange rate and financial market volatility may continue to materially impact our future results due to the large volume of foreign exchange contracts entered into by us to cover our foreign currency denominated debt, financing and operating costs and capital expenditures.
Theft, vandalism, network fraud, payphone fraud and non-licensed operators
We have experienced significant cable theft, theft of solar panels and wireless communications equipment, vandalism of payphones, network fraud, such as non-licensed calls, and payphone fraud in our fixed-line business. Theft and vandalism have caused our fixed-line fault rates to increase and the repair times on our network and the network downtime associated with such faults and network fraud and payphone fraud have resulted in lost operating revenue and significant costs. Theft of cable increased significantly in the 2008 and 2007 financial years due to the increase in the price of copper.
We have also lost operating revenue to non-licensed operators providing telecommunications services in South Africa. If we are unable to control theft, vandalism, network fraud and payphone fraud, or if we continue to lose operating revenue to non-licensed operators in our fixed-line business, our fixed-
line fault rates could increase and our operating revenue and net profit could decline.
Capital expenditures
Historically, our fixed-line capital expenditures were aimed primarily at modernizing our network and rolling out lines in order to comply with our license obligations and prepare for competition. As we seek to implement our current strategy in the face of a significantly more competitive environment due to the entry of Neotel and the further liberalization of the South African communications market as a result of the enactment of the Electronic Communications Act, we have shifted our capital expenditure focus as we seek to evolve our fixed-line network to an internet protocol-based next generation network. As a result, we expect that our fixed-line capital expenditures in the 2009 financial year will be spent primarily in the following areas:
•  Maintaining current service levels and growth;
•  Improvements to current networks;
•  Enhancing customer centricity;
•  Evolving to a next generation network;
•  Regulatory and legal to comply with regulatory obligations;
•  Wireless access network deployment in high margin areas and for corporate customers; and
•  Expansion of international networks through our subsidiaries.

Our consolidated capital expenditures in property, plant and equipment for the 2009 financial year is budgeted to be approximately R15.2 billion, of which approximately R7.0 billion is budgeted to be spent in our fixed-line segment and approximately R5.2 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom’s budgeted capital expenditure of approximately
R10.4 billion, and approximately R3.0 billion is budgeted to be spent in our other segment. Our capital expenditures are continuously examined and evaluated against the perceived economic benefit and may be revised in light of changing business conditions, regulatory requirements, investment opportunities and other business factors. See “Liquidity and Capital Resources – Capital Expenditures
and Investments.”
Employee related expenses
Employee related expenses are a significant component of our total fixed-line operating expenses. Fixed-line employee expenses increased 4.2% from R7.1 billion in the 2007 financial year to R7.4 billion in the 2008 financial year primarily due to increased salaries and wages and related benefits as a result of annual average salary increases of 7.0%, a 1.1% increase in the number of employees in our fixed-line business in the 2008 financial year, and increased payments to part time staff and contractors to meet customer centricity objectives and the deployment of next generation network objectives. The number of Telkom employees declined by approximately 31,236 positions from March 31, 1997 through March 31, 2006, increased by 289 positions in the year ended
March 31, 2007 and decreased by 985 positions in the 2008 financial year. At March 31, 2008, we had 24,879 Telkom employees. Telkom is a party to a collective agreement on substantive matters covering the terms and conditions of employment of its fixed-line unionized employees and other non-
management employees in Telkom’s bargaining unit with ATU and CWU for the period from April 1,
2006 to March 31, 2009. The long term substantive agreement provides for the re-opening of negotiations in the event the consumer price index varies from the April 2006 level of 3.7% by more than 3%. Due to inflation increasing beyond this percentage, Telkom re-opened the negotiations in
December 2007 and thus far, we have not managed to reach a settlement. Given the rapidly deteriorating economic conditions as evidenced by an increase in the consumer price index from 7.9%
in December 2007 to 11.7% in May 2008, the various Trade Union Federations especially COSATU have requested a double-digit increase. We have received a notice from CWU advising Telkom of its intention to embark on some unspecified industrial action.
Telkom had placed a moratorium on employee reductions until March 31, 2007. Telkom recently announced that it was launching a capability management process to identify partners for network operations, information technology management and Telkom Direct shops pursuant to which certain elements will be outsourced to professional service providers. Telkom has issued a closed request for proposals for professional services in this regard.
Telkom is engaging with organized labor in line with transparency and labor regulations in connection with the implementation of its capability management program. If we are unable to implement workforce reductions as necessary or outsourcing as planned, particularly as a result of increased competition, or experience significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining or compliance with labor laws, our business operations could be disrupted and our net profit could be reduced.
Results of operations
Our operating structure comprises three segments, fixed-line, mobile and other. Our fixed-line segment provides fixed-line voice and data communications services through Telkom. Our mobile segment provides mobile services through its 50% joint interest in Vodacom. Our other operations segment provides directory services through our TDS Directory Operations Group, fixed mobile, data and other international communications services in Nigeria, through our newly acquired Multi-Links subsidiary, internet services outside South Africa, through our Africa Online subsidiary, and wireless data services, through our Swiftnet subsidiary, and includes Telkom Media. TDS Directory Operations and Swiftnet were previously included in our fixed-line segment.

We proportionately consolidate Vodacom’s results into the Telkom Group’s consolidated financial statements. This means that we include 50% of Vodacom’s results in each of the line items in the
Telkom Group’s consolidated financial statements and in the year-to-year discussion below. We fully consolidate our TDS Directory Operations, Multi-Links, Africa Online, Swiftnet and Telkom Media
subsidiaries in the Telkom Group’s consolidated financial statements.
Year ended March 31, 2008 compared to year ended March 31, 2007 and year ended March 31, 2006
Consolidated results
The following table shows information related to our operating revenue, operating expenses, operating profit, profit for the year, profit margin, EBITDA and EBITDA margin for the periods indicated.
Telkom Group’s segmental results
                        Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
%
ZAR
%
ZAR
%
% change
% change
(in millions, except percentages)
Operating revenue . . . . .          47,625
100.0
51,619
100.0
56,285
100.0
8.4
9.0
Fixed-line . . . . . . . . . .
31,832
66.8
32,345
62.7
32,572
57.9
1.6
0.7
Mobile . . . . . . . . . . . .
17,021
35.7
20,573
39.8
24,089
42.8
20.9
17.1
Other . . . . . . . . . . . .
952
2.0
979
1.9
1,993
3.5
2.8
103.6
Intercompany eliminations . .
(2,180)
(4.5)
(2,278)
(4.4)
(2,369)
(4.2)
4.5
4.0
Other income
(1)
. . . . . . .
480
100.0
384
100.0
534
100.0
(20.0)
39.1
Fixed-line . . . . . . . . . .
465
96.9
334
87.0
497
93.1
(28.2)
48.8
Mobile . . . . . . . . . . . .
50
10.4
42
10.9
56
10.5
(16.0)
33.3
Other . . . . . . . . . . . .
10
2.1
54
14.1
67
12.5
440.0
24.1
Intercompany eliminations . .
(45)
(9.4)
(46)
(12.0)
(86)
(16.1)
2.2
87.0
Operating expenses . . . .         33,428
100.0
37,533
100.0
42,337
100.0
12.3
12.8
Fixed-line . . . . . . . . . .
22,454
67.2
24,083
64.1
24,962
59.0
7.3
3.6
Mobile . . . . . . . . . . . .
12,635
37.8
15,185
40.5
17,898
42.3
20.2
17.9
Other . . . . . . . . . . . .
564
1.7
589
1.6
1,830
4.3
4.4
210.7
Intercompany eliminations . .
(2,225)
(6.7)
(2,324)
(6.2)
(2,353)
(5.6)
4.4
1.2
Operating profit
(2)
. . . . . .
14,677
100.0
14,470
100.0
14,482
100.0
(1.4)
0.1
Fixed-line . . . . . . . . . .
9,843
67.1
8,596
59.4
8,107
56.0
(12.7)
(5.7)
Mobile . . . . . . . . . . . .
4,436
30.2
5,430
37.5
6,247
43.1
22.4
15.0
Other . . . . . . . . . . . .
398
2.7
444
3.1
230
1.6
11.6
(48.2)
Intercompany eliminations . .
–
–
–
–
(102)
(0.7)
–
–
Operating profit margin (%) .
30.8
28.0
25.7
(9.1)
(8.2)
Fixed-line . . . . . . . . . .
30.9
26.6
24.9
(13.9)
(6.4)
Mobile . . . . . . . . . . . .
26.1
26.4
25.9
1.1
(1.9)
Other . . . . . . . . . . . .
41.8
45.4
11.5
8.6
(74.7)
Profit for the year attributable
to equity holders of Telkom .
9,189
100.0
8,646
100.0
7,975
100.0
(5.9)
(7.8)
Profit margin (%) . . . . . .
19.3
16.7
14.2
(13.5)
(15.0)
EBITDA
(2)(3)
. . . . . . . . .
20,553
100.0
19,785
100.0
20,612
100.0
(3.7)
4.2
Fixed-line . . . . . . . . . .
14,206
69.1
12,178
61.6
11,839
57.4
(14.3)
(2.8)
Mobile . . . . . . . . . . . .
5,908
28.8
7,123
36.0
8,217
39.9
20.6
15.4
Other . . . . . . . . . . . .
439
2.1
484
2.4
373
1.8
10.3
(22.9)
Intercompany eliminations . .
–
–
–
–
183
0.9
n/a
n/a
EBITDA margin (%) . . . .
43.2
38.3
36.6
(11.3)
(4.4)

Notes:
(1)
Other income includes profit and losses on disposal of investments, property, plant and equipment and intangible assets.
(2)
Total operating profit and EBITDA and mobile operating profit and EBITDA include our 50% share of a reversal of
Vodacom’s impairment loss of R53 million in the 2006 financial year due to an increase in the fair value of the assets in
Mozambique and an impairment loss of R30 million and R23 million in the 2008 and 2007 financial years respectively, in respect of the assets in Mozambique due to a decrease in the fair value of the assets.
(3)
EBITDA represents profit for the year, which includes profit on sale of investments, before taxation, finance charges, investment income and depreciation, amortization, impairments and write-offs. See footnote 9 in Item 3. “Key Information
– Selected Historical Consolidated Financial and Other Data of the Telkom Group” and footnote 6 in Item 3. “Key
Information – Selected Historical Consolidated Financial and Other Data of Vodacom Group” for a reconciliation of
EBITDA of the Telkom Group and Vodacom, respectively, to net profit. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is not a US GAAP or
IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with US GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same. In addition, the calculation of EBITDA for the maintenance of our covenants contained in our
TL20 bond is based on accounting policies in use, consistently applied, at the time the indebtedness was incurred. As a result, EBITDA for purposes of those covenants is not calculated in the same manner as it is calculated in the above table.
EBITDA can be reconciled to operating profit as follows:
   Year ended March 31,
2006
2007
2008
ZAR
ZAR
ZAR
(in millions)
Fixed-line
EBITDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14,206 12,178 11,839
Depreciation, amortization, impairments and write-offs . . . . . . . . . .
 (4,363)
 (3,582)
 (3,732)
Operating profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,843 8,596 8,107
Mobile
EBITDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,908 7,123 8,217
Depreciation, amortization and impairments . . . . . . . . . . . . . . .
 (1,472)
 (1,693)
 (1,970)
Operating profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,436 5,430 6,247
Other
EBITDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 439 484 373
Depreciation, amortization, impairments and write-offs . . . . . . . . . .
   (41)
   (40)
   (143)
Operating profit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 398 444 230
Operating revenue
Operating revenue increased in the years ended March 31, 2008 and 2007 due to increased operating revenue in our mobile other and fixed-line segments. Vodacom’s operating revenue increased in the 2008 financial year primarily due to increased airtime, data, interconnection and equipment sales revenue as a result of strong customer growth. Vodacom’s operating revenue increased in the 2007 financial year primarily due to increased data, interconnection and equipment sales revenue as a result of continued customer growth. The increase in revenue in our other segment in the 2008 financial year was primarily due to the inclusion in the 2008 fiscal year of revenue generated by our newly acquired subsidiaries, Multi-Links and Africa Online.
Fixed-line operating revenue remained flat with a marginal increase of 0.7% in the 2008 financial year primarily due to continued growth in data services, interconnection revenues and higher revenue from subscription based calling plans, partially offset by a decrease in local and long distance traffic.
The increase in fixed-line operating revenue in the 2007 financial year was primarily due to continued
growth in data revenue and higher subscriptions and connections revenue partially offset by lower average traffic tariffs, lower local and long distance traffic and lower interconnection revenue.
These additional revenue streams were further supported by the continued growth in advertising revenue from our subsidiary, TDS Directory Operations, offset in part by a slight reduction in wireless data services revenue from our subsidiary, Swiftnet due to increased competition in the wireless data environment. Revenue from directory services increased in the years ended March 31, 2007 and 2008 primarily due to annual tariff increases and increased marketing and online efforts, resulting in increased spending on advertising by existing customers and additional advertising revenue from new customers.
Other income
Other income includes profit on the disposal of investments, property, plant and equipment and intangible assets. The increase in fixed-line other income in the 2008 financial year was primarily due to the disposal of more properties at a higher value during the 2008 fiscal year. The decrease in fixed-
line other income in the 2007 financial year was primarily due to lower sales of assets and properties as well as a decrease in profit on disposal of investments, which resulted from the reclassification of assets held by the Cell captive to an annuity policy that qualified as a plan asset, effective June 1,
2006. The profits and losses that would have previously been included in other income are now treated as movements in the plan assets funding the post retirement medical aid obligation.
Operating expenses
Operating expenses increased in the years ended March 31, 2008 and 2007 as a result of increased operating expenses in our mobile, other and fixed-line segments. The increase in mobile operating expenses in the 2008 financial year was primarily due to inflationary factors and growth in the business, which led to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom’s South African and African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, higher employee costs as a result of increased headcount as well as increased depreciation, amortization and impairment.
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
The increase in the other segment’s operating expenses in the 2008 financial year was primarily due to the inclusion of operating expenses relating to our newly acquired subsidiaries, Multi-Links and
Africa Online, and the creation of Telkom Media, all of which impacted all expense categories.
Increases in other operating expenses in the 2008 financial year were primarily driven by significant increases in payments to other operators, employee expenses, depreciation, amortization and impairments, operating leases and services rendered.

The increase in fixed-line operating expenses in the 2008 financial year was primarily due to increased payments to other operators, higher employee expenses and services rendered, partially offset by lower leases and selling, general and administrative expenses. Payments to other operators increased primarily due to increased calls from our fixed-line network to mobile and international operators as result of higher call volumes from our fixed-line network to the mobile and international networks. Employee expenses increased due to higher salaries and wages as a result of average annual salary increases and higher share compensation expenses, partially offset by a reduced provision for team award and a reduction in the number of employees. Services rendered increased primarily due to increased property management costs mainly related to increased electricity usage, electricity rates and taxes, payments to consultants to explore local and international investment opportunities, higher security costs due to increases in contract prices and maintenance and monitoring of the cable alarm system and legal fees related to Telcordia. Operating leases decreased in the year ended March 31, 2008 primarily due to a discount received on the extension of our vehicle lease and a reduction in the number of vehicles from 9,694 at March 31, 2007 to 8,792 at March 31, 2008. Selling, general and administrative expenses decreased primarily due to the provision for probable liabilities in the Telcordia dispute in the 2007 financial year, which were not increased significantly in the 2008 financial year, and lower marketing expense, partially offset by the R217 million impairment of the Telkom Media loan in the 2008 financial year – increased materials and maintenance expenses and higher bad debts. Depreciation, amortization, impairments and write-offs increased in the year ended March 31, 2008 primarily as a result of higher amortization of intangible assets and increased depreciation due to the ongoing investment in telecommunications network equipment and data processing equipment, partially offset by lower asset write-offs.

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
Operating profit
Operating profit increased in the 2008 financial year due to increased mobile operating profit as a result of higher operating revenue, partially offset by lower fixed-line operating profit and operating profit from our other segment. Operating profit decreased in the 2007 financial year due to decreased fixed-line operating profit as a result of higher operating expenditure, partially offset by increased mobile operating profit. As a result, the fixed-line operating profit margin decreased from 30.9% in the
2006 financial year to 26.6% in the 2007 financial year and decreased to 24.9% in the 2008 financial year and the mobile operating profit margin increased from 26.1% in the 2006 financial year to 26.4%
in the 2007 financial year and decreased to 25.9% in the 2008 financial year. The operating margin for our other segment increased from 41.8% in the 2006 financial year to 45.4% in the 2007 financial year and decreased to 11.5% in the 2008 financial year.

Investment income
Investment income consists of interest received on short term investments and bank accounts and income received from our investments. Investment income decreased 16.2% to R197 million in the
2008 financial year and decreased 40.8% to R235 million in the 2007 financial year from R397 million in the 2006 financial year. The decrease in the 2008 financial year was primarily due to lower interest received from fixed deposits and repurchase agreements mainly due to lower cash balances.
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
Finance charges
      Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Interest expense . . . . . . . . . . . . . . . . . . .
1,346
1,327
1,885
(1.4)
42.1
Local loans . . . . . . . . . . . . . . . . . . . . . . 1,506 1,488 2,041 (1.2) 37.2
Foreign loans . . . . . . . . . . . . . . . . . . . . . 9 – 19 – n/a
Finance charges capitalized . . . . . . . . . . . . . (169) (161) (175) (4.7) 8.7
Foreign exchange losses and fair value
movements . . . . . . . . . . . . . . . . . . . . . .
(123)
(202)
(82)
(64.2)
59.4
Fair value (adjustments) on derivative instruments . . (170) (448) (196) (163.5) 56.3
Foreign exchange losses . . . . . . . . . . . . . . . 47 246 114 423.4 (53.7)
Total finance charges . . . . . . . . . . . . . . . .
1,223
1,125
1,803
(8.0)
60.3
During the year ended March 31, 2008, finance charges increased primarily due to a higher interest expense resulting from higher debt levels in the fixed-line, mobile and other segments, and foreign exchange losses and fair value movements decreased primarily due to currency movements and fair value losses on the put option we have in place relating to Multi-Links and Vodacom Congo.
This was partially offset by fair value adjustments as a result of the significant weakness of the Rand against international currencies. During the year ended March 31, 2007, finance charges decreased due to a slightly reduced interest expense resulting from lower interest bearing debt levels, and an increase in the net fair value and exchange gains due to currency movements and fair value adjustments of our consolidated special purpose entity used to fund Telkom’s post retirement medical benefit obligation.
Taxation
Our consolidated tax expense decreased 0.6% to R4,704 million in the year ended March 31,
2008 and increased 4.6% to R4,731 million in the year ended March 31, 2007 from R4,523 million in the year ended March 31, 2006. The decrease in the 2008 financial year was primarily due to higher non-deductible expenses relating mostly to the impairment of Telkom Media and Africa Online assets, the increase in STC tax credits utilized in respect of the repurchase of Telkom share, the utilization of the Multi-Links assessed losses and the impact of the tax rate change on deferred taxation from 29%

to 28% with effect from April 1, 2008. The increase in the 2007 financial year was mainly due to the higher capital gains tax liability created and higher non-deductible expenses in Telkom company and
Vodacom.
The following table sets forth information related to our effective tax rate for the Telkom Group,
Telkom Company and Vodacom for the periods indicated:
Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
  %
  %
  %
  % change
% change
Effective tax rate
Telkom Group . . . . . . . . . . . . . . . . . . . . . 32.7 34.9 36.5 6.7 4.6
Telkom Company . . . . . . . . . . . . . . . . . . . 25.0 24.2 24.6 (3.2) 1.7
Vodacom . . . . . . . . . . . . . . . . . . . . . . . 37.5 36.9 34.1 (1.6) (7.6)
The increase in the Telkom Group effective tax rate in the 2008 financial year was mainly due to higher non-deductible expenses relating mostly to the impairment of Telkom Media and Africa Online assets, the increase in STC tax credits utilized in respect of the repurchases of Telkom shares and the impact of the tax rate change on deferred taxation from 29% to 28% with effect from April 1, 2008.
The increase in the Telkom Group effective tax rate in the 2007 financial year was mainly due to higher capital gains tax and higher non-deductible expenses in Telkom company and Vodacom.
The higher effective tax rate for Telkom Company in the year ended March 31, 2008 was primarily due to higher non-deductable expenses relating to the R217 million impairment of the Telkom Media loan and an increase of R198 million in secondary tax on companies, partially offset by higher exempt income resulting from dividends received from Vodacom and other subsidiaries. The lower effective tax rate for Telkom Company in the year ended March 31, 2007 was primarily due to higher exempt income resulting mainly from dividends received primarily from Vodacom partially offset by higher non-
deductable expenses relating to the Telcordia dispute. Vodacom’s effective tax rate decreased in the
2008 financial year primarily due to the decrease in the rate of secondary tax on companies from
12.5% to 10%. The lower effective tax rate for Vodacom in the 2007 financial year was mainly due to the utilization of the Vodacom Congo’s capital expenditure allowances.
Minority interests
Minority interests in the income of subsidiaries decreased 3.0% to R197 million in the year ended
March 31, 2008 primarily due to the purchase of the remaining equity interest of 30% in Smartphone on August 31, 2007, partially offset by an increase in profits generated by our TDS Directory
Operations subsidiary and Vodacom Tanzania. Minority interests in the income of subsidiaries increased
46.0% to R203 million in the year ended March 31, 2007 primarily due to the increase in profits generated by Smartphone, Vodacom Tanzania and Cointel partially offset by the purchase of additional equity interests in Smartphone and Cointel.
Profit for the year attributable to equity holders of Telkom
Profit for the year attributable to equity holders of Telkom decreased in the 2008 financial year primarily due to decreased operating profit in our fixed-line and other segments, partially offset by increased operating profit in our mobile segment. Higher finance charges and lower investment income were partially offset by lower taxation. Profit for the year attributable to equity holders of
Telkom decreased in the 2007 financial year primarily due to decreased operating profit in our fixed-
line segment, partially offset by increased operating profit in our mobile segment. Lower investment income and higher taxation was partially offset by an increase in net fair value and exchange gains.

Fixed-line segment
The following is a discussion of the results of operations from our fixed-line segment before eliminations of intercompany transactions with the mobile and other segments. Our fixed-line segment is our largest segment based on revenue and profit contribution.
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
Telkom has in recent years introduced calling plans as a customer retention strategy in order to defend revenues. These calling plan arrangements comprise monthly subscriptions for access line rental, value added services and free or discounted rates on calls. Traffic revenue from calling plan subscriptions was reported as part of local traffic revenue in financial years prior to the 2007 financial year, as most of these calling plans related to local calls only and the amounts were insignificant. The access line rentals and value added services revenue components of calling plan arrangements are included in subscriptions and connections revenue. In response to the significant growth in calling plan arrangements, the need arose to separate traffic revenue resulting from subscription based calling plans into annuity revenue and the respective traffic revenue streams. Commencing in the
2007 financial year, subscription based on calling plans revenue includes traffic annuity revenue related to calling plans. Discounted and out of plan traffic relating to these calling plans is disclosed under the applicable traffic revenue streams.
The following table shows operating revenue for our fixed-line segment broken down by major revenue streams and as a percentage of total revenue for our fixed-line segment and the percentage change by major revenue stream for the periods indicated.
Fixed-line operating revenue
                           Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
%
ZAR
%
ZAR
%
% change
% change
(in millions, except percentages)
Subscriptions and
connections . . . . . . .
5,803 18.2 6,286 19.4 6,330 19.4 8.3 0.7
Traffic . . . . . . . . . . .                    17,563
55.2 16,740 51.8 15,950 49.0 (4.7) (4.7)
Local . . . . . . . . . . 5,753 18.1 4,832 14.9 4,076 12.6 (16.0) (15.6)
Long-distance . . . . . 3,162 9.9 2,731 8.5 2,252 6.9 (13.6) (17.5)
Fixed-to-mobile . . . . 7,647 24.0 7,646 23.6 7,557 23.2 – (1.2)
International outgoing . 1,001 3.2 988 3.1 986 3.0 (1.3) (0.2)
Subscription based
calling plans . . . . . .
– – 543 1.7 1,079 3.3 – 98.7
Interconnection . . . . . . 1,654 5.2 1,639 5.1 1,757 5.4 (0.9) 7.2
Data . . . . . . . . . . . 6,674 21.0 7,489 23.1 8,308 25.5 12.2 10.9
Sundry revenue . . . . . 138 0.4 191 0.6 227 0.7 38.4 18.8
Fixed-line operating
revenue . . . . . . . . .                    31,832
100.0
32,345
100.0
32,572
100.0
1.6
0.7

Fixed-line operating revenue increased in the 2008 financial year primarily due to continued
growth in data services and higher revenue from subscription based calling plans, interconnection and subscriptions and connections, partially offset by a decrease in traffic revenue, particularly local and long distance traffic revenue. Fixed-line operating revenue increased in the 2007 financial year, primarily due to continued growth in data services and higher subscriptions and connections revenue, partially offset by lower average traffic tariffs, lower local and long distance traffic and lower interconnection revenue.
Fixed-line operating revenue was adversely impacted in both the 2008 and 2007 financial years due to a decrease in the number of residential postpaid PSTN lines primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections, and a decrease in the number of prepaid PSTN lines as a result of customer migration to mobile services and our residential postpaid PSTN services to enable access to subscription based calling plans and was positively impacted by our increase in ISDN channels, ADSL services and, to a lesser extent, business postpaid PSTN lines. In addition, traffic was adversely affected in both years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dial-
up traffic being substituted by our ADSL service, as well as the decrease in the number of prepaid and residential postpaid PSTN lines and increased competition in our payphones business. As a result, traffic declined 4.7% in both the 2008 and 2007 financial years. Revenue per fixed access line decreased 0.5% to R5,250 in the 2008 financial year from R5,275 in the 2007 financial year primarily due to the decline in traffic tariffs and local traffic volumes, partially offset by increased subscription based calling plans, interconnection and subscriptions and connections tariffs. Revenue per fixed access line decreased 0.5% to R5,275 in the 2007 financial year from R5,304 in the 2006 financial year primarily due to the decline in traffic tariffs, lower local traffic volumes and lower interconnection revenue, partially offset by increased subscriptions and connection tariffs.
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
2006
2007
2008
2007/2006
2008/2007
% change
% change
Total subscriptions and connections revenue
(ZAR millions, except percentages) . . . . . . . .
5,803
6,286
6,330
8.3
0.7
Total subscription access lines (thousands,
except percentages)
(1)
. . . . . . . . . . . . . . . .
4,551
4,490
4,395
(1.3)
(2.1)
Postpaid
PSTN
(2)
. . . . . . . . . . . . . . . . . . . . . . . . 2,996 2,971 2,893 (0.8) (2.6)
ISDN channels . . . . . . . . . . . . . . . . . . . . 693 718 754 3.6 5.0
Prepaid PSTN . . . . . . . . . . . . . . . . . . . . . 854 795 743 (6.9) (6.5)
Private payphones . . . . . . . . . . . . . . . . . . 8 6 5 (25.0) (16.7)
Notes:
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

Revenue from subscriptions and connections increased in the years ended March 31, 2008 and
2007 mainly due to increased tariffs as well as an increase in the number of ISDN lines and, to a lesser extent, business postpaid PSTN lines, partially offset by lower residential postpaid PSTN lines and prepaid PSTN lines. The average monthly prices for subscriptions increased by 6.0% on
September 1, 2005, 8.3% on August 1, 2006 and 12.0% on August 1, 2007. In the 2007 financial year, revenue from the sale of customer premises equipment increased as a result of the reclassification of the related leases previously accounted for as operating leases to finance leases, resulting in the recognition of income from the lease of customer premises equipment at the time of sale as opposed to over the life of the contract. In addition, increased revenue was received from voice enhanced services, mainly as a result of increased penetration.
The decrease in the number of residential postpaid PSTN lines in service in both the 2008 and
2007 financial years was primarily as a result of customer migration to mobile and higher bandwidth products such as ADSL and lower connections. The increase in the number of postpaid ISDN channels was driven by increased demand for higher bandwidth and functionality. The decrease in prepaid PSTN lines in both the 2008 and 2007 financial years was primarily due to continued
migration to mobile services and our residential postpaid PSTN services to enable access to subscription based calling plans. In addition, we relaxed our credit policies which led to fewer migrations of our postpaid customers to prepaid service in the 2008 and 2007 financial years.
For a discussion of our connection and rental fees, see Item 4. “Information on the Company –
Business Overview – Fixed-line communications – Fees and tariffs – Subscription and connection tariffs” and for a discussion of the number of lines during the periods, see Item 4. “Information on the
Company – Business Overview – Fixed-line communications – Products and services”.
Traffic. Traffic revenue consists of revenue from local, long distance, fixed-to-mobile and international outgoing calls, international voice over internet protocol services and subscription based calling plans. Traffic revenue is principally a function of tariffs and the volume, duration and mix between relatively more expensive domestic long distance, international and fixed-to-mobile calls and relatively less expensive local calls.
Telkom has in recent years introduced calling plans as a customer retention strategy in order to defend revenues. These calling plan arrangements comprise monthly subscriptions for access line rental, value added services and free or discounted rates on calls. Traffic revenue from calling plan subscriptions was reported as part of local traffic revenue in financial years prior to the 2007 financial year, as most of these calling plans related to local calls only and the amounts were insignificant. The access line rentals and value added services revenue components of calling plan arrangements are included in subscriptions and connections revenue. In response to the significant growth in calling plan arrangements, the need arose to separate traffic revenue resulting from subscription based calling plans into annuity revenue and the respective traffic revenue streams. Commencing in the
2007 financial year, subscription based on calling plans revenue includes traffic annuity revenue related to calling plans. Discounted and out of plan traffic relating to these calling plans is disclosed under the applicable traffic revenue streams.
Traffic includes dial up internet traffic. Telkom has reclassified calling plans from local, long distance and fixed-to-mobile traffic into a separate line item to disclose traffic from subscription based calling plans in the 2007 and 2008 financial year. Traffic for the 2006 financial year was not restated.

The following table sets forth information related to our fixed-line traffic revenue for the periods indicated.
Fixed-line traffic revenue
    Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
% change
% change
Local traffic revenue (ZAR millions, except
percentages) . . . . . . . . . . . . . . . . . . . . .
5,753
4,832
4,076
(16.0)
(15.6)
Local traffic (millions of minutes, except
percentages)
(1)
. . . . . . . . . . . . . . . . . . . 18,253 14,764 11,317 (19.1) (23.3)
Long distance traffic revenue (ZAR millions,
except percentages) . . . . . . . . . . . . . . . . .
3,162
2,731
2,252
(13.6)
(17.5)
Long distance traffic (millions of minutes, except
percentages)
(1)
. . . . . . . . . . . . . . . . . . . 4,446 4,224 3,870 (5.0) (8.4)
Fixed-to-mobile traffic revenue (ZAR millions,
except percentages) . . . . . . . . . . . . . . . . .
7,647
7,646
7,557
–
(1.2)
Fixed-to-mobile traffic (millions of minutes, except
percentages)
(1)
. . . . . . . . . . . . . . . . . . . 4,064 4,103 4,169 1.0 1.6
International outgoing traffic revenue
(ZAR millions, except percentages) . . . . . . . .
1,001
988
986
(1.3)
(0.2)
International outgoing traffic (millions of minutes,
except percentages)
(1)
. . . . . . . . . . . . . . . 515 558 635 8.3 13.8
International voice over internet protocol (millions
of minutes, except percentages)
(2)
. . . . . . . . . 83 38 43 (54.2) 13.2
Subscription based calling plans revenue
(ZAR millions, except percentages) . . . . . . . .
–
543
1,079
–
98.7
Subscription based calling plans (millions of
minutes, except percentages) . . . . . . . . . . .
– 1,896 2,997 – 58.1
Total traffic revenue (ZAR millions, except
percentages) . . . . . . . . . . . . . . . . . . . . .
17,563
16,740
15,950
(4.7)
(4.7)
Total traffic (millions of minutes, except
percentages)
(1)
. . . . . . . . . . . . . . . . . . . 27,361 25,583 23,031 (6.5) (10.0)
Average total monthly traffic minutes per average
monthly access line (minutes)
(3)
. . . . . . . . . . 482 456 417 (5.4) (8.6)
Notes:
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
Traffic revenue declined in the 2008 and 2007 financial years primarily due to lower average traffic tariffs and lower local traffic volumes partially offset by increased subscription based calling plans and revenue, international outgoing and fixed-to-mobile traffic.
ICASA approved a 3.0% reduction in the overall tariffs for services in the basket for which there is a price cap effective September 1, 2005, a 2.1% reduction in the overall tariffs for services in the basket effective August 1, 2006 and a 1.2% reduction in the overall tariffs for services in the basket effective August 1, 2007. Traffic was adversely affected in both the 2008 and 2007 financial years by the increasing substitution of calls placed using mobile services rather than our fixed-line service and dialup traffic being substituted by our ADSL service, as well as the decrease in the number of prepaid and residential postpaid PSTN lines and increased competition in our payphone business.

For a discussion of our traffic tariffs, see Item 4. “Information on the Company – Business
Overview – Fixed-line communications – Fees and tariffs – Traffic tariffs” and for a discussion of our traffic during the periods discussed, see Item 4. “Information on the Company – Business Overview
–Fixed-line communications – Products and Services – Traffic.”
Local traffic revenue decreased in the 2008 financial year primarily due to significantly lower traffic resulting primarily from internet call usage being substituted by our ADSL service, the substitution of calls placed using mobile services and discounts to business customers, partially offset by increased local off-peak tariffs and traffic volumes related to Telkom Closer packages. Local traffic revenue decreased in the 2007 financial year due to lower traffic resulting primarily from internet call usage being substituted by our ADSL service and the substitution of calls placed using mobile services. We increased penetration of discount and subscription based calling plans to stimulate usage in the 2008 and 2007 financial years and to counteract mobile substitution, which effectively lowers the cost to the customer. On September 1, 2005, we decreased the price of local peak calls after the first unit by
5.0% to 38 SA Cents per minute (VAT inclusive). This price was unchanged on August 1, 2006 and
August 1, 2007. On August 1, 2007, the price of local off-peak calls increased 4.1% on average.
Long distance traffic revenue decreased in the 2008 financial year mainly due to a decrease in average long distance tariffs and, to a lesser extent, decreased long distance traffic, partially offset by increased traffic related to Telkom Closer packages and Worldcall. Long distance traffic revenue decreased in the 2007 financial year mainly due to a decrease in average long distance tariffs, which was partially offset by increased long distance traffic. We decreased our fixed-line long distance traffic tariffs by 10% on September 1, 2005, a further 10% on August 1, 2006 and a further 10% on
August 1, 2007.
Revenue from fixed-to-mobile traffic consists of revenue from calls made by our fixed-line customers to the three mobile networks in South Africa and is primarily a function of fixed-to-mobile tariffs and the number, the duration and the time of calls. Fixed-to-mobile traffic revenue decreased in the 2008 financial year due to higher discount offered to customers in order to retain traffic, partially offset by higher traffic related to the Telkom Closer packages. Fixed-to-mobile traffic revenue was flat in the 2007 financial year. Increased fixed-to-mobile traffic was partially offset by higher discounts offered to customers in order to retain traffic on our network. The increase in fixed-to-mobile traffic in the 2008 and 2007 financial years was primarily due to discounts offered to larger customers on fixed-
to-mobile calls.
Revenue from international outgoing traffic consists of revenue from calls made by our fixed-line customers to international destinations and from international voice over internet protocol services and is a function of tariffs and the number, duration and mix of calls to destinations outside South Africa. In the 2008 and 2007 financial years, international outgoing traffic revenue declined primarily as a result of a decrease in the average international outgoing tariffs, partially offset by an increase in international outgoing traffic primarily as a result of the reduced tariffs. The average tariffs to all international destinations decreased by 11.1% on August 1, 2006 and by 9.0% on August 1, 2007.
Revenue from subscription based calling plans include revenue from Telkom’s subscription based plans, Telkom Closer and Supreme Call, which are bundled products on post-paid PSTN lines that include discounted rates and free minutes for a fixed monthly subscription fee. In the 2008 financial year, revenue from subscription based calling plans increased by 98.7% primarily due to a 69.4%
increase in customers subscribing to these packages.
Interconnection. We generate revenue from interconnection services for traffic from calls made by other operators’ customers that terminate on or transit through our network. Revenue from interconnection services includes payments from domestic mobile, domestic fixed and international operators regardless of where the traffic originates or terminates. The following table sets forth information related to interconnection revenue for the years indicated.

Interconnection revenue
    Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
Interconnection revenue (ZAR millions, except
percentages) . . . . . . . . . . . . . . . . . . . . .
1,654
1,639
1,757
(0.9)
7.2
Interconnection revenue from domestic mobile
operators (ZAR millions, except percentages) . .
760
816
838
7.4
2.7
Domestic mobile interconnection traffic
(millions of minutes, except percentages)
(1)
. . . . 2,299 2,419 2,502 5.2 3.4
Interconnection revenue from domestic fixed-line
operators (ZAR millions, except percentages) . .
–
–
28
–
–
Domestic fixed-line interconnection traffic
(millions of minutes, except percentages)
(2)
. . . . – – 113 – –
Interconnection revenue from international
operators (ZAR millions, except percentages) . .
894
823
891
(7.9)
8.3
International interconnection traffic
(millions of minutes, except percentages)
(2)
. . . . 1,355 1,321 1,280 (2.5) (3.1)
Notes:
(1)
Domestic mobile interconnection traffic, other than international outgoing mobile traffic, is calculated by dividing total domestic mobile and domestic fixed-line interconnection traffic revenue, respectively, by the weighted average domestic mobile and domestic fixed-line interconnection traffic tariffs during the relevant period. International outgoing mobile traffic is based on the traffic registered through the respective exchanges and reflected in interconnection invoices.
(2)
International interconnection and domestic fixed-line interconnection traffic is based on the traffic registered through the respective exchanges and reflected on interconnection invoices.
Interconnection revenue from domestic mobile operators includes revenue for call termination and international outgoing calls from domestic mobile networks, as well as access to other services, such as emergency services and directory enquiry services. Interconnection revenue from domestic mobile operators increased in the 2008 and 2007 financial years mainly due to increased traffic from domestic mobile operators, partially offset by lower average tariffs on mobile international outgoing calls. Domestic mobile interconnection traffic increased in the years ended March 31, 2008 and 2007 primarily due to an overall increase in mobile calls as a result of a growing mobile market, partially offset by increased mobile-to-mobile calls bypassing our network. Interconnection revenue from domestic mobile operators includes fees paid to our fixed-line business by Vodacom of R468 million in the year ended March 31, 2008, R468 million in the year ended March 31, 2007 and R464 million in the year ended March 31, 2006. Fifty percent of these amounts were attributable to our interest in
Vodacom and were eliminated from the Telkom Group’s revenue on consolidation.
Interconnection revenue from domestic fixed-line operators includes fees paid by Neotel, underserviced area license holders and value added network service providers for call termination and international outgoing calls, as well as access to other services, such as emergency services and directory inquiry services. With effect from May 23, 2007, ICASA approved interconnection rates with
Neotel, underserviced area license holders and value added network service providers for interconnection on our fixed-line network. In October 2007, Neotel commenced interconnection with
Telkom. In July 2007, Telkom began interconnection with the underserviced area license holders and in November 2007, value added network service providers. We expect interconnection revenue to increase as a result of the entrance of Neotel and the further liberalization of the South African telecommunications industry, which may partially mitigate declines in revenue in other areas.

Interconnection revenue from international operators includes amounts paid by foreign operators for the use of our network to terminate calls made by customers of such operators and payments from foreign operators for interconnection hubbing traffic through our network to other foreign networks.
Interconnection revenue from international operators increased in the year ended March 31, 2008 primarily due to the weakening of the Rand against the SDR, the notional currency in which international rates are determined, and increased switched hubbing traffic volumes due to a reduction in tariffs to stimulate competitiveness, partially offset by lower volumes and settlement rates.
Interconnection revenue from international operators decreased in the year ended March 31, 2007 primarily due to decreased settlement rates and volume discounts and decreased switched hubbing traffic volumes, partially offset by increased international termination tariffs and the weakening of the
Rand.
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
Data services revenue
   Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
Data services revenue (ZAR millions, except
percentages) . . . . . . . . . . . . . . . . . . . . .
6,674
7,489
8,308
12.2
10.9
Leased lines and other data revenue
(1)
. . . . . . .
5,304
5,828
6,460
9.9
10.8
Leased line facilities revenues from mobile
operators . . . . . . . . . . . . . . . . . . . . . . .
1,370
1,661
1,848
21.2
11.3
Number of managed network sites (at period end) . . 16,887 21,879 25,112 29.6 14.8
Internet dial-up subscribers (at period end) . . . . . .              228,930    210,453   242,732
(8.1) 15.3
Internet ADSL subscribers (at period end) . . . . . . 53,997
92,140    115,334
70.6 25.2
Total ADSL subscribers (at period end)
(2)
. . . . . . .              143,509    255,633   412,190
78.1 61.2
Notes:
(1)
Leased lines and other data revenue includes all data services revenue other than leased line facilities revenue from mobile operators.
(2)
Excludes Telkom internal ADSL services of 751, 523 and 249 as of March 31, 2008, 2007 and 2006, respectively.
Our data services revenue increased in both the 2008 and 2007 financial years primarily due to increased revenue from data connectivity service, including ADSL connectivity and SAIX, internet access, and managed data networks, including VPN Supreme and increased revenue from leased line facilities from mobile operators. These increases were partially offset by decreased tariffs for leased line facilities to mobile operators and data connectivity services. Revenue from leased line facilities from mobile operators increased in the years ended March 31, 2008 and 2007 primarily due to the roll-out of third generation and universal mobile telecommunications system products by the mobile operators.
Operating revenue from our data services included R1,028 million, R907 million and R845 million in revenue received by our fixed-line business from Vodacom in the years ended March 31, 2008,
2007 and 2006, respectively. Fifty percent of these amounts were attributable to our interest in
Vodacom and were eliminated from the Telkom Group’s revenue on consolidation.

For a discussion of our data services, see Item 4. “Information on the Company – Business
Overview – Fixed-line communications – Products and services – Data communications services”.
Sundry revenue. Sundry revenue includes revenue relating to collocation of other licensed operators on Telkom owned properties, the sale of materials and revenue related to the recovery of costs for work performed on behalf of other licensed operators. Sundry revenue increased by 18.8%
to R227 million in the 2008 financial year and 38.4% to R191 million in the 2007 financial year from
R138 million in the 2006 financial year primarily due to an increase in prices, and in the 2007 financial year, volumes, for collocation and recoveries.
Fixed-line operating expenses
The following table shows the operating expenses of our fixed-line segment broken down by expense category as a percentage of total revenue and the percentage change by operating expense category for the years indicated.
Fixed-line operating expenses
                            Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
% of
% of
% of
ZAR
revenue
ZAR
revenue
ZAR
revenue
% change
% change
(in millions, except percentages)
Employee expenses
(1)
. . 6,314 19.8 7,096 21.9 7,397 22.7 12.3 4.2
Payments to other
network operators . . . .
6,140 19.3 6,461 20.0 6,902 21.2 5.2 6.8
Selling, general and
administrative expenses
(2)(3)
2,837 8.9 3,976 12.3 3,899 11.9 40.1 (1.9)
Services rendered . . . . 2,045 6.4 2,206 6.8 2,413 7.4 7.9 9.4
Operating leases . . . . . 755 2.4 762 2.4 619 1.9 0.9 (18.8)
Depreciation,
amortization, impairments
and write-offs . . . . . . .
4,363 13.7 3,582 11.1 3,732 11.5 (17.9) 4.2
Fixed-line operating
expenses . . . . . . . .                   22,454
70.5
24,083
74.5
24,962
76.6
7.3
3.6
Notes:
(1)
Employee expenses include workforce reduction expenses of R3 million, R24 million and R85 million in the years ended
March 31, 2008, 2007 and 2006, respectively.
(2)
In the year ended March 31, 2007 we recorded a provision of R527 million for probable liabilities related to Telkom’s arbitration with Telcordia, excluding legal fees, of which R510 million is included in selling, general and administrative expenses and R11 million for interest and R6 million for foreign exchange rate effect is included in finance charges. In the year ended March 31, 2008 we recorded a provision of R569 million for probable liabilities related to Telkom’s arbitration with Telcordia, including legal fees. The movement in the provision is due to increased interest of R53 million and foreign exchange rate effect of R52 million, which are included in finance charges, partially offset by a provisional payment made in respect of specific sub-claims within the Telcordia claim.
(3)
Includes a R217 million impairment relating to Telkom Media in the 2008 financial year.

Fixed-line operating expenses increased in the 2008 financial year primarily due to increased payments to other network operators, employee expenses, services rendered and depreciation, amortization, impairment and write-offs, partially offset by lower leases and selling, general and administrative expenses. Fixed-line operating expenses increased in the 2007 financial year primarily due to increased selling, general and administrative expenses, employee expenses, payments to other operators and services rendered, partially offset by lower depreciation, amortization, impairments and write-offs.
Employee expenses. Employee expenses consist mainly of salaries and wages for employees, including bonuses and other incentives, benefits and workforce reduction expenses.
The following table sets forth information related to our employee expenses for the years indicated.
Fixed-line employee expenses
   Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
% change
% change
(ZAR millions, except percentages and
number of employees)
Salaries and wages . . . . . . . . . . . . . . . . . . 4,466 5,095 5,509 14.1 8.1
Benefits . . . . . . . . . . . . . . . . . . . . . . . . 2,383 2,673 2,671 12.2 (0.1)
Workforce reduction expenses . . . . . . . . . . . . 85 24 3 (71.8) (87.5)
Employee related expenses capitalized . . . . . . . (620) (696) (786) 12.3 12.9
Employee expenses . . . . . . . . . . . . . . . . .
6,314
7,096
7,397
12.4
4.2
Number of full-time, fixed-line employees
(at period end) . . . . . . . . . . . . . . . . . . . .
25,575
25,864
24,879
1.1
(3.8)
Employee expenses increased in the year ended March 31, 2008 primarily due to higher salaries and wages as a result of average annual salary increases of 7.0%, and increased share option grant expenses as a result of the higher number of shares granted in the year, partially offset by lower team awards. Employee expenses increased in the year ended March 31, 2007 primarily due to higher salaries and wages as a result of average annual salary increases of 7.0% and related benefits, a
1.1% increase in the number of fixed-line employees and increased payments to part time employees and contractors.
Salaries and wages increased in the year ended March 31, 2008 primarily due to average annual salary increases of 7.0% and was further impacted by increased payments to contractors from original equipment manufacturers. Salaries and wages increased in the year ended March 31, 2007 primarily due to average annual salary increases of 7.0% and a 1.1% increase in the number of fixed-line employees and increased payments to part time employees and contractors to meet customer centricity objectives and the deployments of next generation network objectives.
Benefits include allowances, such as bonuses, company contributions to medical aid, pension and retirement funds, leave provisions, workmen’s compensation and levies payable for skills development. Benefits decreased in the 2008 financial year primarily due to lower team awards, a lower provision for medical aid for pensioners as a result of the annuity policy qualifying as a plan asset in June 2006, a lower provision for leave as a result of the decrease in the number of employees and lower training expenses, partially offset by increased share option grant expenses as a result of the higher number of shares allocated during the year. Benefits increased in the 2007 financial year due to increases in salaries and wages, higher pension fund contributions resulting from the movement of employees from the pension fund to the retirement fund and the funding of the related deficit, increased post-retirement telephone benefits, increased sales commissions, increased training and increased critical skills retention.

Workforce reduction expenses include the cost of voluntary early retirement, termination severance packages offered to employees and the cost of social plan expense to prepare affected employees for new careers outside Telkom. Workforce reduction expenses decreased substantially in the years ended March 31, 2008 and 2007 due to the moratorium on voluntary severance packages taken in the 2007 financial year. Workforce reduction expenses in the 2007 financial year included social planning expenses as part of Telkom’s workforce reduction program. An additional four employees in the 2008 financial year, 13 employees in the 2007 financial year and 245 employees in the 2006 financial year left Telkom as part of the conclusion of Telkom’s workforce reduction initiatives for the 2005 financial year. For additional information related to our fixed-line employee numbers, see
Item 4. “Information on the Company – Business Overview – Fixed-line communications –
Employees”.
Employee related expenses capitalized include employee related expenses associated with construction and infrastructure development projects. Employee related expenses capitalized increased in the years ended March 31, 2008 and March 31, 2007 primarily due to annual salary increases and increased capital expenditures on projects during the year.
Payments to other network operators. Payments to other network operators include settlement payments paid to the three South African mobile communications network operators and commencing in the 2008 financial year, Neotel, for terminating calls on their networks and to international network operators for terminating outgoing international calls and traffic transiting through their networks.
The following table sets forth information related to our payments to other network operators for the periods indicated.
Fixed-line payments to other network operators
    Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(ZAR millions, except percentages)
Payments to mobile communications network
operators . . . . . . . . . . . . . . . . . . . . . . .
5,220 5,425 5,460 3.9 0.6
Payments to international and other network
operators . . . . . . . . . . . . . . . . . . . . . . .
920 1,036 1,208 12.6 16.6
Payments to fixed-line operators . . . . . . . . . . . – – 234 n/a n/a
Payments to other network operators . . . . . . .
6,140
6,461
6,902
5.2
6.8
Payments to fixed-line operators in the 2008 financial year were as a result of interconnection commencing with Neotel, USALS and VANS during the 2008 financial year. Payments to mobile and international network operators increased in the 2008 and 2007 financial years primarily due to higher call volumes from our fixed-line network to the mobile networks, resulting from discounts offered on our CellSaver and Telkom Closer products, increased fixed-to-mobile calls by business customers due to growth in the mobile market, increased international outgoing traffic arising from our reduced average international tariffs and a weaker exchange rate in the 2008 and 2007 financial years. As discussed above in Item 4. “Information on the company – Fixed-line communications – Fees and tariffs –
Interconnection tariffs,” the termination rate we pay to mobile operators and our retention have not changed in the three years ended March 31, 2008, while our international outgoing tariffs have generally decreased during this period. Payments to other network operators include payments made by our fixed-line business to Vodacom, which were R3,017 million, R2,954 million and R2,855 million in the years ended March 31, 2008, 2007 and 2006, respectively. Fifty percent of these amounts were attributable to our interest in Vodacom and were eliminated from the Telkom Group’s expenses on consolidation.

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
Fixed-line selling, general and administrative expenses
   Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(ZAR millions, except percentages)
Materials and maintenance . . . . . . . . . . . . . . 1,608 1,900 1,996 18.2 5.1
Marketing . . . . . . . . . . . . . . . . . . . . . . . 378 604 583 59.8 (3.5)
Bad debts . . . . . . . . . . . . . . . . . . . . . . . 154 137 217 (11.0) 58.4
Other
(1)(2)
. . . . . . . . . . . . . . . . . . . . . . . . 697 1,335 1,103 91.5 (17.4)
Selling, general and administrative expenses
(1)(2)
.
2,837
3,976
3,899
40.1
(1.9)
Notes:
(1)
In the year ended March 31, 2007 we recorded a provision of R527 million for probable liabilities related to Telkom’s arbitration with Telcordia, excluding legal fees, of which R510 million is included in selling, general and administrative expenses and R11 million for interest and R6 million for foreign exchange rate effect is included in finance charges. In the year ended March 31, 2008 we increased the provision to R569 million for probable liabilities related to Telkom’s arbitration with Telcordia, including legal fees. The movement in the provision is due to increased interest of R53 million and foreign exchange rate effect of R52 million, which are included in finance charges, partially offset by a provisional payment made in respect of specific sub-claims within the Telcordia claim.
(2)
Includes a R217 million impairment relating to Telkom Media in the 2008 financial year.
Selling, general and administrative expenses decreased primarily due to the provision for probable liabilities in the Telcordia dispute in the 2007 financial year, which were not increased significantly in the 2008 financial year, and lower marketing expense, partially offset by the
R217 million impairment of the Telkom Media loan in the 2008 financial year – increased materials and maintenance expenses and higher bad debts. Selling, general and administrative expenses increased in the year ended March 31, 2007 primarily due to the provision raised for probable liabilities in the Telcordia dispute, higher materials and maintenance expenses, increased marketing and sponsorships and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses.
Materials and maintenance expenses include stock write-offs, subcontractor payments and consumables required to maintain our network. Materials and maintenance expenses increased in the year ended March 31, 2008 primarily due to increased operating maintenance projects as result of an increase in the number of technologies employed in the network and higher fuel costs as a result of the increased price of fuel. Materials and maintenance expenses increased in the year ended
March 31, 2007 primarily due to higher incidents of copper theft, increased operating maintenance projects and a higher number of maintenance contracts as result of new technology rollout.
Marketing expenses decreased in the year ended March 31, 2008 primarily due to lower sponsorships and decreased calling plan advertising during the year. Marketing expenses increased in the year ended March 31, 2007 primarily due to increased sponsorships, higher market research costs and increased advertising and media campaigns. We expect marketing expenses in response to increased competition, including from Neotel, and the further liberalization of the South African communications industry generally, and the marketing of our packages will increase and sponsorships will decrease.

Bad debt increased in the year ended March 31, 2008 due to provisions for higher international bad debts in certain countries, including Nigeria, Gaban and the United Kingdom. Bad debt decreased in the year ended March 31, 2007 resulting primarily from improved credit management and credit vetting policies, targeted line roll-out and an improved profiling of debtors. Bad debt as a percentage of revenue was 0.7%, 0.4% and 0.5% in the 2008, 2007 and 2006 financial years, respectively.
Other expenses include obsolete stock, cost of sales, subsistence and travel and an offset for bad debts recovered. Other expenses decreased in the year ended March 31, 2008 primarily due to the provision for probable liabilities in the Telcordia dispute in the 2007 financial year, which were not increased significantly in the 2008 financial year, partially offset by the R217 million impairment of the
Telkom Media loan in the 2008 financial year. Other expenses increased in the year ended March 31,
2007 primarily due to the provision raised for probable liabilities in the Telcordia dispute and increased costs of sales due to the reclassification of finance leases associated with customer premises equipment in selling, general and administrative expenses.
Services rendered. Services rendered include payments in respect of the management of our properties, to TFMC, a facilities and property management company, consultants and security.
Consultants comprise fees paid to collection agents and to providers of other professional services and external auditors. Security refers to services to safeguard the network and contracts to ensure a safe work environment, such as guard services.
The following table sets forth information relating to services rendered expenses for the periods indicated.
Fixed-line services rendered
   Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(ZAR millions, except percentages)
Property management . . . . . . . . . . . . . . . . 1,109 1,141 1,222 2.9 7.1
Consultants, security and other . . . . . . . . . . . . 936 1,065 1,191 13.8 11.8
Services rendered . . . . . . . . . . . . . . . . . .
2,045
2,206
2,413
7.9
9.4
Property management increased in the year ended March 31, 2008 primarily as a result of increased property payment costs, mainly related to increased electricity usage, electricity rates and taxes, payments to consultants to explore local and international investment opportunities, higher security costs due to increases in contract prices and maintenance and monitoring of the cable alarm system and legal fees related to Telcordia. Property management increased in the year ended March
31, 2007 primarily as a result of increased salary, wages, maintenance, rates and taxes at TFMC, which are passed through to us. Payments to consultants increased in the year ended March 31,
2007 primarily due to increased payments to consultants to explore local and international investment opportunities, customer centricity and higher security costs.
Operating leases. Operating leases include payments in respect of equipment, buildings and vehicles. Operating leases decreased in the year ended March 31, 2008 primarily due to a discount received on the extension of our vehicle lease and a reduction in the number of vehicles from 9,694 at
March 31, 2007 to 8,792 at March 31, 2008. Operating leases was relatively flat in the year ended
March 31, 2007.

Fixed-line depreciation, amortization, impairments and write-offs
   Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
% change
% change
Depreciation of property, plant and equipment . . . . 3,789 2,993 3,061 (21.0) 2.3
Amortization of intangibles . . . . . . . . . . . . . . 387 305 409 (21.2) 34.1
Write-offs of property, plant and equipment and
intangible assets . . . . . . . . . . . . . . . . . . 187 284 262 51.9 (7.7)
Depreciation, amortization, impairments and
write-offs . . . . . . . . . . . . . . . . . . . . . .
4,363
3,582
3,732
(17.9)
4.2
Depreciation, amortization, impairments and write-offs increased in the year ended March 31,
2008 primarily as a result of higher amortization of intangible assets and increased depreciation due to the ongoing investment in telecommunications network equipment and data processing equipment, partially offset by lower asset write-offs. Depreciation, amortization, impairments and write-offs decreased in the year ended March 31, 2007 primarily as a result of an increase in the useful life of certain assets, partially offset by ongoing investment in telecommunications network equipment and data processing equipment.
Mobile segment
Mobile encompasses all the operating activities of our 50% joint venture investment in Vodacom, the largest mobile operator in South Africa with an approximate 55% market share as of March 31,
2008 based on total estimated customers in South Africa. In addition to its South African operations,
Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the
Democratic Republic of the Congo and Mozambique.
Vodacom’s operations outside of South Africa are at an earlier stage in their expansion and market penetration than its operations in South Africa. Customers in other African countries increased significantly over the past three financial years to approximately 9.2 million as of March 31, 2008 from approximately 7.1 million as of March 31, 2007 and approximately 4.4 million as of March 31, 2006.
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
Mobile operating revenue and profits
                         Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
%
ZAR
%
ZAR
%
% change
% change
(in millions, except percentages)
Operating revenue . . .           17,021
100.0
20,573
100.0
24,089
100.0
20.9
17.1
South Africa . . . . . . .                 15,535 91.3 18,504 89.9 21,392 88.8 19.1 15.6
Other African countries . . 1,486 8.7 2,069 10.1 2,697 11.2 39.2 30.4
Operating profit
(1)
. . . .
4,436
100.0
5,430
100.0
6,247
100.0
22.4
15.0
South Africa . . . . . . . 4,292 96.8 5,170 95.2 5,852 93.7 20.5 13.2
Other African countries . . 144 3.2 260 4.8 395 6.3 80.6 51.9
EBITDA
(1)(2)
. . . . . . . .
5,908
100.0
7,123
100.0
8,217
100.0
20.6
15.4

Notes:
(1)
Mobile operating profit and mobile EBITDA include our 50% share of a reversal of Vodacom’s impairment loss of
R53 million in the 2006 financial year due to an increase in the fair value of the assets in Mozambique and an impairment loss of R23 million and R30 million in the 2007 and 2008 financial years, respectively, in respect of the assets in
Mozambique due to a decrease in the fair value of the assets.
(2)
Mobile EBITDA comprises our 50% share of Vodacom’s EBITDA, which represents mobile net profit, which includes the profit on sale of investments, before taxation, finance charges, investment income and depreciation, amortization and impairments. See footnote 6 in Item 3. “Key Information – Selected Historical Consolidated Financial and Other Data
of Vodacom Group” for a reconciliation of EBITDA of Vodacom to net profit. See footnote 3 in the table under “Operating and Financial Review and Prospects – Results of Operations – Year ended March 31, 2008 compared to year ended
March 31, 2007 and year ended March 31, 2006 – Consolidated results” for a reconciliation of mobile EBITDA to operating profit. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital intensive industry such as communications.
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
Mobile operating revenue
                  Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
%
ZAR
%
ZAR
%
% change
% change
(in millions, except percentages)
Airtime . . . . . . . . . .                     10,043 59.0 11,854 57.6 13,548 56.3 18.0 14.3
Data . . . . . . . . . . . 1,019 6.0 1,671 8.1 2,501 10.4 64.0 49.7
Interconnection . . . . . . 3,348 19.7 3,918 19.0 4,443 18.4 17.0 13.4
Equipment sales . . . . . 1,993 11.7 2,350 11.4 2,526 10.5 17.9 7.5
International airtime . . . 486 2.9 653 3.2 918 3.8 34.4 40.6
Other sales and services . 132 0.7 127 0.7 153 0.6 (3.8) 20.5
Mobile operating
revenue . . . . . . . . .                    17,021
100.0
20,573
100.0
24,089
100.0
20.9
17.1

The following table sets forth non-financial operational data of Vodacom for the periods indicated.
The amounts stated reflect 100% of Vodacom’s customers and traffic minutes.
    Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
% change
% change
South Africa
Total mobile customers (thousands) (at year end)
(1)
. . . .
19,162
23,004
24,821
20.1
7.9
Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,362 3,013 3,541 27.6 17.5
Prepaid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16,770 19,896 21,177 18.6 6.4
Community services telephones . . . . . . . . . . . . . . . . 30 95 103 216.7 8.4
Total inactive mobile customers (%) (at year end)
(2)
. . . .
8.7
10.7
10.3
23.0
(3.7)
Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2.4 3.1 4.0 29.2 29.0
Prepaid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9.6 11.8 11.4 22.9 (3.4)
Gross connections (thousands) . . . . . . . . . . . . . . .
9,140
10,859
12,040
18.8
10.9
Contract
(3)
. . . . . . . . . . . . . . . . . . . . . . . . . . . . 506 666 782 31.6 17.4
Prepaid
(3)
. . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,618 10,124 11,248 17.5 11.1
Community services . . . . . . . . . . . . . . . . . . . . . . . 16 69 10 331.3 (85.5)
Churn (%)
(4)
. . . . . . . . . . . . . . . . . . . . . . . . . . .
17.7
33.8
42.3
91.0
25.1
Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10.0 9.7 8.3 (3.0) (14.4)
Prepaid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18.8 37.5 47.9 99.5 27.7
Total mobile traffic (millions of minutes)
(5)
. . . . . . . . . .
17,066
20,383
22,769
19.4
11.7
Outgoing . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11,354 13,638 15,323 20.1 12.4
Incoming . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,712 6,745 7,446 18.1 10.4
ARPU (ZAR)
(6)
. . . . . . . . . . . . . . . . . . . . . . . . .
139
125
125
(10.1)
0.0
Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 572 517 486 (9.6) (6.0)
Prepaid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 69 63 62 (8.7) (1.6)
Community services . . . . . . . . . . . . . . . . . . . . . . . 1,796 902 689 (49.8) (23.6)
Average MOU
(7)
. . . . . . . . . . . . . . . . . . . . . . . . .
74
69
66
(6.8)
(4.3)
Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 206 188 172 (8.7) (8.5)
Prepaid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49 47 46 (4.1) (2.1)
Community services . . . . . . . . . . . . . . . . . . . . . . . 2,327 1,151 883 (50.5) (23.3)
Number of mobile employees (at year end)
(8)
. . . . . . . .
4,305
4,727
4,849
9.8
2.6
Number of mobile customers per mobile employee
(8)
. . .
4,451
4,867
5,119
9.3
5.2
Other African countries
(9)
Total mobile customers (thousands) (at year end)
(1)(2)
. . .
4,358
7,146
9,173
64.0
28.4
Lesotho . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 206 279 395 35.4 41.6
Tanzania . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,091 3,247 4,207 55.3 29.6
Democratic Republic of Congo . . . . . . . . . . . . . . . . . 1,571 2,632 3,289 67.5 25.0
Mozambique . . . . . . . . . . . . . . . . . . . . . . . . . . 490 988 1,282 101.6 29.8
Gross connections (thousands)
Lesotho . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
98 119 176 21.4 47.9
Tanzania . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,353 2,092 2,645 54.6 26.4
Democratic Republic of Congo . . . . . . . . . . . . . . . . . 892 1,688 2,141 89.2 26.8
Mozambique . . . . . . . . . . . . . . . . . . . . . . . . . . 342 797 951 133.0 19.3
Churn (%)
(4)
Lesotho . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22.3 19 17.8 (14.8) (6.3)
Tanzania . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28.5 35.6 45.5 24.9 27.8
Democratic Republic of Congo . . . . . . . . . . . . . . . . . 28.1 30.4 48.0 8.2 57.9
Mozambique . . . . . . . . . . . . . . . . . . . . . . . . . . 32.2 41.7 58.7 29.5 40.8
ARPU (ZAR)
(6)
Lesotho . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 78 75 73 (3.8) (2.7)
Tanzania . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67 52 49 (22.4) (5.8)
Democratic Republic of Congo . . . . . . . . . . . . . . . . . 86 77 59 (10.5) (23.4)
Mozambique . . . . . . . . . . . . . . . . . . . . . . . . . . 36 28 29 (22.2) 3.6
Number of employees (at year end)
(8)
. . . . . . . . . . . .
1,154
1,522
1,992
31.9
30.9
Lesotho . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 67 63 97 (6.0) 54.0
Tanzania . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 438 527 766 20.3 45.4
Democratic Republic of Congo . . . . . . . . . . . . . . . . . 479 745 919 55.5 23.4
Mozambique . . . . . . . . . . . . . . . . . . . . . . . . . . 170 187 210 10.0 12.3
Number of mobile customers per mobile employee
(at year end)
(8)
. . . . . . . . . . . . . . . . . . . . . . . . .
3,776
4,695
4,605
24.3
(1.9)

Notes:
(1)
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
Up to June 15, 2006, calls forwarded to voicemail were regarded as revenue generating activity and such SIM cards were classified as active customers. Because a large number of SIM cards have calls forwarded to voicemail as their only revenue generating activity and a majority of such messages are never retrieved by the customer, resulting in estimated ARPUs of less than R1 per month, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity effective June 15, 2006. Vodacom deleted approximately 3 million customers during the period of this rule change. As a result of the rule change, prepaid churn rates and ARPUs increased during the 2007 financial year. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006. Such SIM cards were disconnected from the network after being inactive for a 215 consecutive day period. Since implementing this change, prepaid SIM cards remaining in an active state on the network, with only call forwarding to voicemail and no other revenue generating activities, increased significantly. Vodacom therefore implemented a supplementary disconnection rule in September 2007 to disconnect inactive prepaid SIM cards after 13 months of being kept in an active state, by call forwarding to voicemail only, and not having has any other revenue generating activity on Vodacom’s network. The implementation of the supplementary disconnection rule led to the disconnection of an additional 2.9 million prepaid SIM cards in September 2007, increasing churn on the prepaid customer base to 47.9% in the 2008 financial year and resulted in higher prepaid ARPU than would have otherwise occurred.
For other African countries, each subsidiary has its own disconnection rule to disconnect inactive prepaid customers.
Vodacom Lesotho disconnects its prepaid customers at the expiration of time window lock of 210 days. Vodacom
Tanzania, Vodacom DRC and Vodacom Mozambique disconnect their prepaid customers if they record no revenue generating activity within a period of 215 consecutive days.
(3)
Gross connections have been restated in the 2006 financial year due to a change in Vodacom’s reporting policy.
Conversions between categories have now been excluded from gross connections. Based on the previous policy, contract connections would have been 702 thousand in the 2006 financial year and prepaid connections would have been 8,422 thousand in the 2006 financial year.
(4)
Vodacom’s churn is calculated by dividing the average monthly number of disconnections during the year by the average monthly total reported customer base during the year. Vodacom’s South African market share is derived from Vodacom’s total customers, and the total estimated mobile customers of MTN, Cell C and Virgin Mobile.
(5)
Vodacom’s traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls.
Vodacom has changed the calculation of traffic in the 2006 financial year to exclude packet switch data traffic.
(6)
Vodacom’s average monthly revenue per customer, or ARPU, is calculated by dividing the average monthly revenue during the year by the average monthly total reported customer base during the year. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.
(7)
Vodacom’s average monthly minutes of use per customer, or average MOU, is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the year. MOU excludes calls to free services, bundled minutes and data minutes.
(8)
Vodacom had a total of 732, 581 and 469 temporary and contract employees as of March 31, 2008, 2007 and 2006, respectively. Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of employees of other African countries and excluded from Vodacom South Africa’s number of employees.
(9) Includes 100% of Vodacom’s operations in the Democratic Republic of the Congo.
Vodacom’s operating revenue increased in the 2008 and 2007 financial years primarily due to increased airtime, data, interconnection and equipment sales revenue as a result of continued
customer growth. Vodacom’s equipment sales further increased in the 2008 financial year due to the added functionality of new phones based on new technologies and in the 2007 financial year due to the continued uptake of new handsets in South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies.

Our 50% share of Vodacom’s revenue from operations outside of South Africa increased to
R2,697 million for the year ended March 31, 2008 from R2,069 million for the year ended March 31,
2007 from R1,486 million in the year ended March 31, 2006. The increase in Vodacom’s operating revenue from other African countries in the 2008 and 2007 financial years was primarily due to substantial increases in the number of customers in Vodacom’s operations, particularly in Tanzania, the Democratic Republic of the Congo and Mozambique, and the weakening of the Rand in the 2008 and 2007 financial year, which resulted in higher Rand converted revenue, partially offset by lower
ARPU resulting from the higher volume of lower spending prepaid customers. Revenue from
Vodacom’s other African countries as a percentage of Vodacom’s total mobile operating revenue increased to 11.2% in the year ended March 31, 2008 from 10.1% in the year ended March 31, 2007 and 8.7% in the year ended March 31, 2006.
A large part of the growth in mobile services was due to the success of prepaid services and the increased growth in contract customers due to prepaid customers migrating to contracts.
South African contract ARPU decreased to R486 per month in the 2008 financial year from R517 per month in the 2007 financial year and R572 per month in the 2006 financial year. South African prepaid ARPU decreased to R62 per month in the 2008 financial year from R63 per month in the 2007 financial year and R69 per month in the 2006 financial year. In the 2008, 2007 and 2006 financial years, contract and prepaid customer ARPU were also negatively impacted by the high growth in
Vodacom’s hybrid contract product, Family Top Up, which contributed to the migration of higher spending prepaid customers, who tend to spend less than existing contract customers, to contracts. In the 2007 financial year, Vodacom changed its definition of active customers to exclude calls forwarded to voicemail from the definition of revenue generating activity for a six-month period, resulting in the deletion of approximately 3 million customers. Prepaid ARPU was positively impacted by this temporary rule change in the 2007 financial year. Vodacom subsequently changed its definition of revenue generating activity back to include calls forwarded to voicemail effective September 1, 2006.
Such SIM cards were disconnected from the network after being inactive for a 215 consecutive day period. Since implementing this change, prepaid SIM cards remaining in an active state on the network, with only call forwarding to voicemail and no other revenue generating activities, increased significantly. Vodacom therefore implemented a supplementary disconnection rule in September 2007 to disconnect inactive prepaid SIM cards after 13 months of being kept in an active state, by call forwarding to voicemail only, and not having has any other revenue generating activity on Vodacom’s network. The implementation of the supplementary disconnection rule led to the disconnection of an additional 2.9 million prepaid SIM cards in September 2007, which resulted in higher prepaid ARPU than would have otherwise occurred. Approximately 85.3% of Vodacom’s South African mobile customers were prepaid customers at March 31, 2008 and approximately 93.4% of all gross connections were prepaid customers in the 2008 financial year. Vodacom expects the number of prepaid mobile users to continue to grow to a greater extent than contract mobile users. The increasing number of prepaid users, who tend to have lower average usage, and the lower overall usage as the lower end of the market is penetrated have historically resulted in decreasing overall average revenue per customer. Total South African ARPU remained stable at R125 per month in the
2008 financial year, after decreasing in the 2007 financial year to R125 per month from R139 per month in the 2006 financial year. Total South African ARPU remained stable in the 2008 financial year, despite declining South African contract and prepaid ARPU, due to a shift in the customer mix to higher spending contract customers, which represented 14.3% of total South African customers as of
March 31, 2008 compared to 13.1% as of March 31, 2007.

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
The cost to acquire contract customers in a highly developed market is high. Vodacom has therefore implemented upgrade and retention policies over the last few years and has strived to maintain a high level of incentives to service providers in order to reduce churn. Vodacom’s churn rate for contract customers in South Africa decreased to 8.3% in the 2008 financial year from 9.7% in the
2007 financial year and 10.0% in the 2006 financial year mainly due to an improvement in service and products to customers and the continued high level of handset support to retain customers. Prepaid churn is adversely impeded by an increasingly competitive market, lower barriers to entry for prepaid customers in South Africa and the volatile nature of the prepaid customer base. Vodacom’s churn rate for prepaid customers in South Africa increased to 47.9% in the 2008 financial year from 37.5% in the
2007 financial year and 18.8% in the 2006 financial year. The increase in prepaid churn in the 2008 financial year was mainly due to the supplementary disconnection rule implemented, which led to the disconnection of an additional 2.9 million prepaid SIM cards in September 2007. The increase in prepaid churn in the 2007 financial year was mainly due to the deletion of 3 million customers as a result of the rule change for revenue generating activity and the resulting clean up of inactive customers. For a discussion of Vodacom’s churn rate, see Item 3. “Key Information – Selected
Historical Consolidated Financial and Other Data of the Vodacom Group.”
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
Vodacom’s airtime revenue increased in the years ended March 31, 2008 and March 31, 2007 primarily due to continued customer growth, partially offset in the 2007 financial year by an overall continued decline in ARPU resulting from the effect of growth in lower spending prepaid customers. As
Vodacom’s primary market in South Africa continues to mature and Vodacom continues to connect more marginal customers in its South African operations, Vodacom expects that growth in airtime in
South Africa will continue to slow. Total customers increased 12.7% and 28.2% in the years ended
March 31, 2008 and 2007, respectively, primarily due to strong prepaid customer growth in South
Africa and significant customer growth in Vodacom’s operations outside of South Africa, particularly in
Tanzania, the Democratic Republic of the Congo and Mozambique in the 2008 and 2007 financial years. New products, packages and services also had a role in Vodacom’s customer growth in the
2007 financial year. For a discussion of Vodacom’s customers and traffic see Item 4. “Information on the Company – Business Overview – Mobile communications – South Africa – Customers” and Item
4. “Information on the Company – Business Overview – Mobile communications – South Africa –
Traffic”.
Data revenue. Vodacom derives data revenue from mobile data, including short messaging services, or SMSs, and multimedia messaging services, or MMSs, general packet radio services, or
GPRS, and third generation services, or 3G. Data revenue contributed 10.4% of Vodacom’s total revenue in the year ended March 31, 2008, up from 8.1% in the year ended March 31, 2007 and
6.0% in the year ended March 31, 2006. Vodacom’s mobile data revenue increased in the year ended

March 31, 2008 primarily due to higher penetration levels influenced by more affordable product offerings. Vodacom’s mobile data revenue increased in the year ended March 31, 2007 primarily due to significant growth in SMS usage and the continued rollout of data initiatives such as Vodafone
Mobile Connect Cards, Vodafone Live!, Mobile TV, BlackBerry® and the continued delivery of wireless application services.
In South Africa, Vodacom transmitted 4.7 billion SMSs over its network in the 2008 financial year, compared to 4.5 billion SMSs in the 2007 financial year. There was an increase in users of GPRS in the 2008 financial year, with the number of GPRS users increasing to approximately 4.7 million as of
March 31, 2008 from approximately 2.8 million as of March 31, 2007 and approximately 1.4 million as of March 31, 2006. The number of active data users includes approximately 1.4 million MMS users, approximately 370,000 data card and USB modem users, approximately 1.3 million 3G/HSDPA handsets, approximately 1.4 million Vodafonelive! users and approximately 31,000 Unique Mobile TV users as of March 31, 2008, compared to approximately 1.2 million MMS users, approximately
139,000 data card and USB modem users, approximately 584,000 3G/HSDPA handsets, approximately 899,000 Vodafonelive! users and approximately 33,000 Unique Mobile TV users as of
March 31, 2007. As of March 31, 2008 Vodacom had 32,273 BlackBerry® users registered on its network, compared to approximately 23,328 as of March 31, 2007. Vodacom expects that the broad introduction of “always on” faster response and generally higher speed packet-switched data services, such as GPRS and universal mobile telecommunications system, or UMTS, will provide the platform for future value-added services.
Interconnection. Vodacom generates interconnection revenue when a call originating from our fixed-line network and more recently, Neotel, or one of the other mobile operators’ networks terminates on Vodacom’s network. Interconnection revenue also includes revenue from Cell C for national roaming services. Vodacom does not have a roaming agreement with MTN. Vodacom generates national roaming revenue when its mobile network carries a call made from a Cell C customer. Interconnection revenue depends on the volume of traffic terminating on Vodacom’s network, the interconnection termination rates payable by ourselves and the other mobile operators to
Vodacom and national roaming rates.
Vodacom’s interconnection revenue increased in the years ended March 31, 2008 and March 31,
2007 primarily due to an increase in the number of calls terminating on Vodacom’s network as a result of the increased number of Vodacom’s customers and South African mobile users generally. The growth in the 2008 and 2007 financial years was also attributable to the growth in the substitution of fixed-line calls by mobile calls and incoming traffic resulting from an overall increase in the customer base of other mobile operators. The increases were partially offset by a reduced number of fixed-line calls from Telkom’s network terminating on Vodacom’s network. As discussed above in Item 4.
“Information on the company – Fixed-line communications – Fees and tariffs – Interconnection tariffs,”
the termination rate we pay to Vodacom and in Item 4. “Information on the company – Mobile communications – Tariffs,” the mobile-to-mobile interconnection rates have not changed in the three years ended March 31, 2008. Interconnection revenue in our mobile segment included R1,482 million,
R1,454 million and R1,409 million in the years ended March 31, 2008, 2007 and 2006, respectively, for calls received from our fixed-line business, which were eliminated from the Telkom Group’s revenue on consolidation.
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

Vodacom’s equipment sales increased in the 2008 and 2007 financial years primarily due to the growth of Vodacom’s customer base and the continued uptake of new handsets in South Africa as a result of cheaper Rand-prices of new handsets and the added functionality of new phones based on new technologies such as 3G enabled phones, camera phones and color screens. Sales of the
Vodafone live! handset increased significantly to 2,793,710 handsets in the 2008 financial year from
1,994,269 handsets in the 2007 financial year. The average price per handset sold was R1,052 in the
2008 financial year compared to R1,067 in the 2007 financial year.
International airtime. International airtime revenues are predominantly from international calls by Vodacom customers, roaming revenue from Vodacom’s customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s networks. International airtime increased 40.6% to R918 million in the year ended March 31, 2008 and 34.4% to R653 million in the year ended March 31, 2007 primarily as a result of an increase in customers resulting in increased traffic.
Other. Revenue from other sales and services includes revenue from Vodacom’s cell captive insurance vehicle, wireless application services provider, or WASP, revenue, site sharing rental income as well as other revenue from non-core operations. Vodacom’s other sales and services revenue increased 20.5% to R153 million in the 2008 financial year primarily due to an increase in inactivated starter packs which do not contain an expiration date, but which are recognized as income after a period of 36 months. Vodacom’s other sales and services revenue decreased 3.8%
to R127 million in the 2007 financial year primarily due to lower income recognized as a result of a reduction in inactivated starter packs which do not contain an expiration date, partially offset by higher revenue of Cointel and higher site rental income.
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
Mobile operating expenses
    Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Employee expense . . . . . . . . . . . . . . . . . . 1,019 1,186 1,488 16.4 25.5
Payments to other network operators . . . . . . . . 2,317 2,818 3,279 21.6 16.4
Selling, general and administrative expenses . . . . 7,327 8,777 10,271 19.8 17.0
Services rendered . . . . . . . . . . . . . . . . . . . 65 82 115 26.2 40.2
Operating leases . . . . . . . . . . . . . . . . . . . 435 629 775 44.6 23.2
Depreciation, amortization and impairments . . . . . 1,472 1,693 1,970 15.0 16.4
Mobile operating expenses . . . . . . . . . . . . .
12,635
15,185
17,898
20.2
17.9
The increase in mobile operating expenses in the 2008 financial year was primarily due to inflationary factors and growth in the business, which led to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom’s South African and
African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, higher employee costs as a result of increased headcount as well as increased depreciation, amortization and impairment. The increase in mobile operating expenses in the 2007 financial year was primarily due to increased selling, general and administrative expenses to support the expansion of 3G, growth in Vodacom’s South African and African operations and increased competition, increased payments to other network operators due to higher outgoing traffic and the increased percentage of outgoing traffic terminating on other mobile networks, increased depreciation, amortization and impairment, higher employee costs as a result of increased headcount, average
7.5% annual salary increases, an increase in the provision for deferred bonus schemes and an increase in the provision for long term incentives for executives and increased operating leases.
Employee expenses. Employee expenses consist mainly of salaries and wages of employees as well as contributions to employee pension, medical aid funds and benefits and the deferred bonus incentive scheme.
Vodacom’s employee expenses increased in the year ended March 31, 2008 primarily as a result of a 9.5% increase in headcount to support the expansion of customer care operations, the strengthening of senior management structures to support the growth in ongoing operations and the launch of Vodacom Business. Annual salary increases and increased provisions for long-term incentive schemes also contributed to the increase in staff expenses. Vodacom’s employee expenses increased in the year ended March 31, 2007 primarily as a result of an 14.5% increase in the number of employees to support the growth in operations as well as a 7.5% average annual salary increases, an increase in the provision for deferred bonus schemes and an increase in the provision for long term incentives for executives.
Total headcount in Vodacom’s South African operations increased 2.6% to 4,849 employees as of March 31, 2008 and 9.8% to 4,727 employees as of March 31, 2007 from 4,305 employees as of March 31, 2006. Total headcount in Vodacom’s other African countries increased 30.9%
to 1,992 employees as of March 31, 2008 and 31.9% to 1,522 employees as of March 31, 2007 from 1,154 employees as of March 31, 2006. Total headcount includes temporary agency employees. Employees seconded to other African countries are included in the number of employees of other African countries and excluded from Vodacom South Africa’s number of employees.
Employee productivity in South Africa and other African countries, as measured by customers per employee, increased 3.0% to 4,969 customers per employee as of March 31, 2008 and 12.0%
to 4,825 customers per employee as of March 31, 2007 from 4,308 customers per employee as of March 31, 2006.
Payments to other network operators. Payments to other network operators consist mainly of interconnection payments made by Vodacom’s South African and other African operations for terminating calls on other operators’ networks. Vodacom’s payments to other network operators increased significantly in the years ended March 31, 2008 and 2007 as a result of increased outgoing traffic in line with increased customer growth and the increasing percentage of outgoing traffic terminating on the other mobile networks rather than Telkom’s fixed-line network as the cost of terminating calls on other mobile networks is higher than calls terminating on Telkom’s fixed-line network. As the mobile communications market continues to grow in South Africa, Vodacom expects that interconnection charges will continue to increase and adversely impact Vodacom’s profit margins.
Payments to other network operators in our mobile segment included R234 million, R234 million and R232 million in the years ended March 31, 2008, 2007 and 2006, respectively, for interconnection fees paid to our fixed-line segment, which were eliminated from the Telkom Group’s operating expenses on consolidation.

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
Mobile selling, general and administrative expenses
   Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
Selling, distribution and other . . . . . . . . . . . . . 6,415 7,703 9,063 20.1 17.7
Marketing . . . . . . . . . . . . . . . . . . . . . . . 488 573 632 17.4 10.3
Regulatory and license fees . . . . . . . . . . . . . 406 490 527 20.7 7.6
Bad debts . . . . . . . . . . . . . . . . . . . . . . . 18 11 49 (38.9) 345.5
Selling, general and administrative expenses . . .
7,327
8,777
10,271
19.8
17.0
Vodacom’s selling, general and administrative expenses increased in the years ended
March 31, 2008 and 2007 primarily due to an increase in selling, distribution and other expenses, incentive costs, regulatory and license fees and marketing expenses to support the launch and expansion of 3G, growth in Vodacom’s South African and African operations and increased competition.
Selling, distribution and other expenses include cost of goods sold, commissions, customer acquisition and retention expenses, distribution expenses and insurance. The increase in selling, distribution and other expenses in the 2008 and 2007 financial years was primarily due to increased customer connections, competition, revenue, cost of equipment as a result of increased handset sales and maintenance of the GSM infrastructure and billing systems as well as due to the Vodafone global alliance fee.
The increase in marketing expenses in the 2008 and 2007 financial years was mainly due to promoting new technologies, including 3G and Vodafone live!, promoting number portability in the
2007 financial year and further promoting the Vodacom brand in all operations. The increases in regulatory and license fees during the reporting periods were directly related to the increase in operating revenues and corresponding payments under Vodacom’s existing licenses. The increase in bad debts in the 2008 financial year resulted from a clean-up of Smartphone debtors following the increase in shareholding to 100%.
Services rendered. Services rendered include consultancy services for technical, administrative and managerial services, audit fees, legal fees and communication and information technology costs.
Services rendered increased in the years ended March 31, 2008 and 2007 primarily due to higher consultancy costs relating to facility management and special projects.
Operating leases. Operating leases include payments in respect of rentals of GSM transmission lines as well as office accommodation, office equipment and motor vehicles. The increase in
Vodacom’s operating leases in the years ended March 31, 2008 and 2007 was primarily due to an increase in the lease of transmission lines and other accommodation. Operating leases in our mobile segment included R514 million, R453 million and R423 million in the years ended March 31, 2008,
2007 and 2006, respectively, for operating lease payments to our fixed-line segment, which were eliminated from the Telkom Group’s operating expenses on consolidation.

Depreciation, amortization and impairments. Depreciation, amortization and impairments increased in the years ended March 31, 2008 and 2007 primarily due to higher capital expenditure as a result of the implementation and expansion of 3G/HSDPA networks, the weakening of the Rand against the other functional currencies of Vodacom and the impairment of assets in Vodacom
Mozambique. Amortization of intangibles was higher in the year ended March 31, 2007 due to the business acquisitions in that financial year.
Other segment
Other operating revenue
Our other operating revenue is derived principally from directory services, through our TDS
Directory Operations Group, fixed, mobile, data, long distance and international communications services throughout Nigeria, through our 75% owned subsidiary, Multi-Links, internet services outside
South Africa, through our Africa Online Subsidiary, and wireless data services, through our Swiftnet subsidiary, and includes 100% of the losses of Telkom Media.
The following table shows the operating revenue for our other segment broken down by major revenue streams and the percentage change by major revenue stream for the periods indicated.
Other operating revenue
    Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
TDS Directory Operations . . . . . . . . . . . . . . 834 865 930 3.7 7.5
Multi-Links . . . . . . . . . . . . . . . . . . . . . . . – – 845 n/a n/a
Africa Online . . . . . . . . . . . . . . . . . . . . . – 8 110 n/a n/a
Swiftnet . . . . . . . . . . . . . . . . . . . . . . . . 118 106 94 (10.2) (11.3)
Telkom Media . . . . . . . . . . . . . . . . . . . . . – – 14 n/a n/a
Other operating revenue . . . . . . . . . . . . . .
952
979
1,993
2.8
103.6
Our other operating revenue increased in the 2008 financial year primarily due the inclusion in the current year of revenue generated by our newly acquired subsidiaries, Multi-Links and Africa Online.
Multi-Links, which was acquired with effect from May 1, 2007, contributed R845m from its customers in the Nigerian market since its acquisition, and Africa Online, which was acquired with effect from
February 23, 2007, increased the revenue contribution to the group from R8m during the 2007 financial year to R110m during the 2008 financial year.
These additional revenue streams were further supported by the continued growth in advertising revenue from our subsidiary, TDS Directory Operations, offset in part by a slight reduction in wireless data services revenue from our subsidiary, Swiftnet due to increased competition in the wireless data environment. Revenue from directory services increased in the years ended March 31, 2007 and 2008 primarily due to annual tariff increases and increased marketing and online efforts, resulting in increased spending on advertising by existing customers and additional advertising revenue from new customers. During the 2008 financial year, R4m of revenue for TDS Directory Operations was generated through the investment in TDS Directory Operations Namibia, which was acquired in
January 2007 to provide directory services in Namibia.
Other operating expenses
The following table shows operating expenses for our other segment broken down by major expense categories and the percentage change for the periods indicated.

Other operating expenses
   Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Employee expense . . . . . . . . . . . . . . . . . . 156 173 340 10.9 96.5
Payments to other operators . . . . . . . . . . . . . 9 10 698 11.1 6,880.0
Selling, general and administrative expenses . . . . 325 336 532 3.4 58.3
Services rendered . . . . . . . . . . . . . . . . . . . 5 5 45 – 800.0
Operating leases . . . . . . . . . . . . . . . . . . . 28 25 72 (10.7) 188.0
Depreciation, amortization and impairments . . . . . 41 40 143 (2,4) 257.5
Other operating expenses . . . . . . . . . . . . .
564
589
1,830
4.4
210.7
Increases in other operating expenses in the 2008 financial year were primarily driven by significant increases in payments to other operators, employee expenses, depreciation, amortization and impairments, operating leases and services rendered. The increase in these operating expenses in the 2008 financial year was primarily due to the inclusion of operating expenses relating to our newly acquired subsidiaries, Multi-Links and Africa Online, and the creation of Telkom Media, all of which impacted all expense categories.
The following tables shows the contributions to other operating expenses by each of the five subsidiaries contained in our other segment and the percentage change for the periods indicated.
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
TDS Directory Operations . . . . . . . . . . . . . . 488 504 530 3.3 5.2
Multi-Links . . . . . . . . . . . . . . . . . . . . . . . – – 942 n/a n/a
Africa Online . . . . . . . . . . . . . . . . . . . . . – 8 118 n/a     1,375.0
Swiftnet . . . . . . . . . . . . . . . . . . . . . . . . 76 77 89 1.3 15.6
Telkom Media . . . . . . . . . . . . . . . . . . . . . – – 151 n/a n/a
Other operating expenses . . . . . . . . . . . . .
564
589
1,830
4.4
210.7
Multi-Links and Africa Online were the main contributors to the significant increase in payments to other operators in the 2008 financial year, with R624m payments made by Multi-Links and
R141m payments made by Africa Online to enable their respective networks in the nine countries of operation to supply data transmission services, managed data networking services and internet access and related information technology services in these newly acquired markets.
Employee expenses increased by 96.5% in the 2008 financial year due to a significant investment in workforce during the 2008 financial year. Employee expenses of R88m in Telkom Media, R39m by Multi-Links and R28m by Africa Online were required to attract and develop the necessary skilled workforce in each of these new operating environments.
The 58.3% increase in selling, general and administrative expenditure in the 2008 financial year primarily related to R141m spent at Multi-Links, mainly on materials and maintenance to enable the further development and maintenance of its CDMA network in order to achieve subscriber growth and network reliability.
The increased investment in property, plant and equipment by Multi-Links in Nigeria and Kenya to establish a new main network site in Gbagada, Lagos, enhance the switching capacity in Lagos, expand base stations and towers, and to extend fiber deployment, resulted in a significant increase in depreciation, amortization and impairments in this segment in the 2008 financial year. The increase primarily related to R86m depreciation cost in Multi-Links and R12m from Africa Online.

The increases in services rendered and operating leases were also directly related to our newly acquired subsidiaries, Multi-Links, Africa Online and Telkom Media, that were not previously included in the Telkom Group results.
LIQUIDITY AND CAPITAL RESOURCES
Group liquidity and capital resources
Cash flows
The following table shows information regarding our consolidated cash flows for the periods indicated.
   Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Cash flows from operating activities . . . . . . . . . 9,506 9,356 10,603 (1.6) 13.3
Cash flows from investing activities . . . . . . . . . . (7,286) (10,412)   (14,106) 42.9 35.5
Cash flows from financing activities . . . . . . . . . (258) (2,920) 2,943 n/a 200.8
Net (decrease)/increase in cash and cash
equivalents . . . . . . . . . . . . . . . . . . . . . .
1,962
(3,976)
(560)
(302.7)
85.9
Effect of foreign exchange rate differences . . . . . . (8) 29 44 (462.5) 51.7
Net cash and cash equivalents at the beginning
of the year . . . . . . . . . . . . . . . . . . . . . . .
2,301 4,255 308 84.9 (92.8)
Net cash and cash equivalents at the end of
the year . . . . . . . . . . . . . . . . . . . . . . . .
4,255
308
(208)
(92.8)
(167.5)
Cash flows from operating activities
Our primary sources of liquidity are cash flows from operating activities and borrowings.
We intend to fund our expenses, indebtedness and working capital requirements from cash generated from our operations and from capital raised in the markets. The increase in cash flows from operating activities in the 2008 financial year is mainly due to lower taxation payments as well as an increase in cash generated from operations, partially offset by higher dividends paid.
The decrease in cash flows from operating activities in the 2007 financial year is mainly due to higher taxation payments, partially offset by the increase in cash generated from operations.
Cash flows from investing activities
Cash flows from investing activities relate primarily to investments in our fixed-line network, our other segment’s networks and our 50% share of Vodacom’s investments in its mobile networks in
South Africa and other African countries. The increase in cash flows used in investing activities in the
2008 financial year was mainly the result of R1,985 million cash utilized for the purchase of Multi-
Links and increased equity investments in Smartphone, increased capital expenditures in our fixed-
line, mobile and other segments and lower proceeds on the disposal of investments, partially offset by higher proceeds on the disposal of property, plant and equipment and intangibles. The increase in cash flows used in investing activities in the 2007 financial year was mainly the result of increased capital expenditure in both the fixed-line and mobile segments and acquisitions of subsidiaries and reduced disposals and additions to investments.

Cash flows from financing activities
Cash flows from financing activities are primarily a function of borrowing and share buy back activities.
In the 2008 financial year, loans raised and the decrease in net financial assets exceeded loans repaid, shares bought back and cancelled and finance lease obligation repaid. In the 2008 financial year, cash flows from financing activities was primarily due to the issuance of R18,806 million nominal value of commercial paper bills, as well as entering into call and term loans of R5,600 million to fund the redemption of the TK01 bond and other cash flows from investing activities, including R1.6 billion of additional bank borrowings and interest bearing debt by Vodacom. This was partially offset by the maturing commercial paper debt of R15,773 million nominal value, the repayment of the TK01 bond with a nominal value of R4,680 million and R1,647 million paid for the repurchase of shares during the year.
In the 2007 financial year, loans and finance leases repaid and shares repurchased and cancelled exceeded loans raised and the decrease in net financial assets, by R2,920 million. In the 2007 financial year cash flows used in financing activities increased primarily due to the lower sale of repurchase agreements and derivative instruments that were sold in the 2006 financial year to fund dividends and tax payments. On October 31, 2006, we repaid the TL06 local bond having a nominal value of R2,100 million and during the 2007 financial year, we repaid R3,731 million in nominal value of commercial paper bill debt. Commercial paper bills having a nominal value of R4,651 million were issued in the 2007 financial year.
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
Working capital
We had negative consolidated working capital of approximately R9.3 billion as of March 31, 2008, compared to negative consolidated working capital of approximately R8.2 billion as of March 31, 2007 and approximately R3.0 billion as of March 31, 2006 and Vodacom had negative working capital of approximately R7.9 billion as of March 31, 2008, compared to negative working capital of approximately R7.4 billion as of March 31, 2007 and approximately R5.2 billion as of March 31, 2006.
Negative working capital arises when current liabilities are greater than current assets. The increase in negative working capital in the 2008 financial year was primarily due to an increase in the current portion of interest bearing debt due to the repayment of the TK01 local bond with short term debt that was subsequently partially refinanced by the TL12 and TL15 bonds after the year end, a reduction in cash available due to acquisition activities, increased capital expenditure, increased dividends paid, shares repurchased and an increase in trade and other payables. The increase in negative working capital in the 2007 financial year was primarily due to a reduction in cash used to pay dividends, tax and capital expenditures and an increase in the current portion of interest bearing debt, as a result of the TK01 local bond becoming due on March 31, 2008. Telkom is of the opinion that the Telkom
Group’s cash flows from operations, together with proceeds from liquidity available under credit facilities and in the capital markets, will be sufficient to meet the Telkom Group’s present working capital requirements for the twelve months following the date of this annual report. We intend to fund current liabilities through a combination of operating cash flows and with new borrowings and borrowings available under existing credit facilities. We had R7.6 billion available under existing credit facilities as of March 31, 2008.

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
Capital expenditures and investments
The following table shows the Telkom Group’s investments in property, plant and equipment including intangible assets, including our 50% share of Vodacom’s investments, for the periods indicated.
   Year ended March 31,
2006
2007
2008
2007/2006
2008/2007
ZAR
ZAR
ZAR
% change
% change
(in millions, except percentages)
Group capital expenditure
Fixed-line . . . . . . . . . . . . . . . . . . . . . . .
4,900
6,594
6,794
34.6
3.0
Baseline . . . . . . . . . . . . . . . . . . . . . . 2,128 3,409 4,038 60.2 18.5
Revenue generating . . . . . . . . . . . . . . . . 374 159 57 (57.5) (64.2)
Network evolution . . . . . . . . . . . . . . . . . 330 784 1,092 137.6 39.3
Sustainment . . . . . . . . . . . . . . . . . . . . 596 416 277 (30.2) (33.4)
Effectiveness and efficiencies . . . . . . . . . . . 1,080 1,141 841 5.6 (26.3)
Company support . . . . . . . . . . . . . . . . . 375 497 451 32.5 (9.3)
Regulatory . . . . . . . . . . . . . . . . . . . . . 17 188
37    1,005.9
(80.3)
Mobile . . . . . . . . . . . . . . . . . . . . . . . .
2,571
3,608
3,460
40.3
(4.1)
Other . . . . . . . . . . . . . . . . . . . . . . . . .
35
44
1,646
25.7     3,640.9
Total investment in property, plant and
equipment and intangible assets . . . . . . . . . .
7,506
10,246
11,900
36.5
16.1
Fixed-line capital expenditure, which include spending on intangible assets, increased 3.0%
to R6,794 million in the 2008 financial year from R6,594 million in the 2007 financial year and represented 20.9% of fixed-line revenue compared to 20.4% in the 2007 financial year. The increase in baseline and revenue generating capital expenditure to R4,095 million in the 2008 financial year from R3,568 million in the 2007 financial year was largely for the deployment of technologies to support the growing data services business (including ADSL footprint, links to the mobile cellular operators and expenditure for access line deployment in selected high growth residential areas.
The continued focus on rehabilitating the access network and increasing the efficiencies in the transport network contributed to the network evolution and sustainment capital expenditure increasing to R1,369 million in the 2008 financial year from R1,200 million in the 2007 financial year.
Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care hardware technology upgrades on the billing platform and performance and service management. During the year ended March 31, 2008, R841 million was spent on the implementation of systems compared to
R1,141 million in the 2007 financial year. Mobile capital expenditure (50% of Vodacom’s capital expenditure) decreased by 4.1% to R3,460 million in the 2008 financial year from R3,608 million in the

2007 financial year and represents 14.4% of mobile revenue compared to 17.5% in the 2007 financial year which was mainly spent in the cellular network infrastructure consisting of radio, switching and transmission network infrastructure and computer software. The decrease in capital expenditure in other African countries was largely as a result of decreased investment in Tanzania, Democratic
Republic of the Congo and Mozambique offset by an increase in investment in Lesotho.
Our capital expenditure of R6,594 million on fixed-line capital expenditure in the year ended
March 31, 2007 was higher than the budgeted fixed-line capital expenditure for the 2007 financial year of R6.5 billion largely due to investment in broadband services and an unfavorable exchange rate.
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
See “Principal factors that affect our Results of Operations – Capital Expenditures”.
Our consolidated capital expenditures in property, plant and equipment for the 2009 financial year is budgeted to be approximately R15.2 billion, of which approximately R7.0 billion is budgeted to be spent in our fixed-line segment, and approximately R5.2 billion is budgeted to be spent in our mobile segment, which is our 50% share of Vodacom’s budgeted capital expenditure of approximately
R10.4 billion, and approximately R3.0 billion is budgeted to be spent in our other segment. Our capital expenditures are continuously examined and evaluated against the perceived economic benefit and may be revised in light of changing business conditions, regulatory requirements, investment opportunities and other business factors. See “Liquidity and Capital Resources – Capital
Expenditures”.
Contingent liabilities
See Item 8. “Financial information – Legal proceedings.” See also Item 3. “Key Information – Risk
Factors – Risks Related to Regulatory and Legal Matters” and Item 8. “Financial Information –
Consolidated Financial Statements and Other Financial Information – Legal Proceedings”. See also note 38 of the notes to the audited consolidated financial statements of the Telkom Group and note 38 of the notes to the audited consolidated financial statements of Vodacom included herein for additional information related to contingent liabilities of the Telkom Group and Vodacom, respectively.
Employee benefit special purpose entity
We had liabilities of R1,356 million, R1,139 million and R2,607 million in the years ended
March 31, 2008, 2007 and 2006, respectively, in respect of post retirement medical aid obligations for current and retired employees.
In order to fund the liability towards the Medical aid, we set up a special purpose entity in the
2002 financial year for the purposes of funding these post retirement medical benefit obligations. In years prior to the 2006 financial year, this special purpose entity was purely used as a financing tool as we still retained our obligation to provide post retirement medical aid benefits to retired employees.
The sinking fund held in the special purpose entity did not meet the definition of a plan asset in terms of IAS19 – Employee Benefits. Our interest in the special purpose entity was by way of equity, and this entity was fully consolidated in the Telkom Group’s financial statements.

During the 2006 financial year, a portion of the funds held in the sinking fund of the special purpose entity was transferred to an annuity policy with the intention of specifically ringfencing funds towards the liability for pensioners over the age of 65. As of the end of the 2006 financial year, the annuity policy did not meet the definition of a plan asset in terms of IAS19 – Employee Benefits and therefore the annuity fund portion was still included in the investments value as noted above. During the 2007 financial year an addendum to the cell captive annuity policy contract was signed, which ensured that the annuity fund in the special purpose entity qualifies as a plan asset with effect from
June 1, 2006. This changed the presentation of the liability and asset as the annuity policy meets the definition of a plan asset in terms of IAS19, which requires that the liability be reduced by the fair value of the plan asset. The effect of this on the consolidated annual financial statements is a reduction in investments as well as liabilities in the amount of R1,961 million. The amount of the reduction would have been approximately R1,731 million as of March 31, 2006 had this arrangement been in place as of that date. The fair value of the funds in this special purpose entity was
R1,291 million, R1,279 million and R2,819 million as of March 31, 2008, 2007 and 2006, respectively, which was included in investments.
Off-balance sheet transactions
We did not have any off-balance sheet transactions during the year ended March 31, 2008.
Contractual obligations
The following table sets forth the Telkom Group’s contractual obligations as of March 31, 2008:
    Payments due by period
Less than
1-3
3-5
More than
Total
1 year
years
years
5 years
(In ZAR millions)
Long-term debt obligations . . . . . . . . . . . . . 17,631 6,413 7,539 159 3,520
Capital (finance) lease obligations . . . . . . . . . 1,167 122 81 197 767
Operating leases . . . . . . . . . . . . . . . . . .
Buildings . . . . . . . . . . . . . . . . . . . . . .
2,061 341 473 440 807
Rental receivable on buildings . . . . . . . . . . . (266) (94) (127) (42) (3)
Transmission and data lines . . . . . . . . . . . . 709 134 252 238 85
Vehicles . . . . . . . . . . . . . . . . . . . . . . 1,444 233 548 663 –
Equipment . . . . . . . . . . . . . . . . . . . . . 13 10 3 – –
Sport and marketing contracts . . . . . . . . . . . 680 282 376 19 3
Forward exchange contracts
– To buy . . . . . . . . . . . . . . . . . . . . . .
4,181 4,181 – – –
– To sell . . . . . . . . . . . . . . . . . . . . . . (1,555) (1,555) – – –
Other long-term liabilities
(1)
. . . . . . . . . . . . . 6,461 1,014 1,123 1,246 3,078
Total . . . . . . . . . . . . . . . . . . . . . . . .
32,526
11,081
10,268
2,920
8,257
Note:
(1)
Other long-term liabilities comprise the expected benefit payments from the Telkom Retirement Fund and the Telkom
Pension Fund for the following ten years. These benefit payments are funded by the plan assets in the Telkom Retirement
Fund and Telkom Pension Fund, respectively. The contributions to the fund in each year is determined on a statutory basis. In addition Telkom may be required to make additional contributions should there be a shortfall in the fund. In addition to the above, Telkom has an obligation under its post-retirement medical aid liability of R4,850 million which includes an unrecognized net actuarial loss of R1,565 million which is funded by plan assets of R1,929 million resulting in a recognized liability of R1,356 million. Telkom is required to fund the shortfall in this obligation in future years, as and when the obligation becomes payable.

Telkom has renewed its full maintenance lease agreement for its vehicles with debis Fleet
Management (Pty) Limited, a company incorporated in South Africa, as of April 1, 2005. The original master lease agreement was for a period of five years and expired on March 31, 2005.
The agreement has been extended for a further period of three years that expired on March 31, 2008.
During August 2007 new terms were negotiated and approved and as a result the operating lease commitments for vehicles are based on the new agreement which expires March 31, 2013.
Funding sources
To date, we have financed our operations primarily from cash flows from operations and by borrowings in the South African and international capital markets. Access to international capital markets and its associated cost of funding depends in part on our credit ratings. We maintain an active dialog with the principal credit rating agencies who review our ratings periodically. Standard &
Poor’s International Ratings, LLC, a division of McGraw-Hill Companies Inc. has rated our long term foreign currency and our long term local currency issuer ratings as BBB, and Moody’s Investors
Services Inc., has rated our foreign currency long term debt issuer rating A3 and our national scale issuer rating as Aa3.za. As of March 31, 2008, 89.6% of our debt was local debt, compared to 90.6%
as of March 31, 2007 and 92.3% as of March 31, 2006. Our Rand denominated debt bears interest at rates ranging from 180 to 250 basis points above treasuries and the effective interest rate for the year ended March 31, 2008 was 12.62%. Fixed rate debt represented approximately 51.4% of our total consolidated debt as of March 31, 2008.

The following table sets forth our consolidated indebtedness, including finance leases as of March 31, 2008.
Interest
Outstanding
Nominal amount
Maturing
payment
Interest
as of March
outstanding as of
Year ended March 31,
After
   dates
   rate (%)
   31, 2008
  March 31, 2008
2009
2010
2011
2012
2013
2013
     ZAR
          ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
(in millions)
TELKOM
Bonds
10% statutorily guaranteed
March
local bond due not later 31,
than March 31, 2008 September
(TK01)
(1)(2)(3)
. . . . . . . 30 10 – – – – – – – –
6% unsecured local bond
due February 24, 2020
February
(TL20)
(1)(4)
22 6 1,283 2,500 – – – – – 2,500
Zero coupon unsecured
loan stock due
September 30, 2010
(PP02)
(5)
. . . . . . . . . – – 304 430 – – 430 – – –
Zero coupon unsecured
loan stock due June 15,
2010 (PP03)
(6)
. . . . . . – – 977 1,350 – – 1,350 – – –
Finance leases . . . . .
n/a 12%-38% 856 856 26 11 – 17 36 766
Commercial paper . . .
– – 4,201 4,383 3,483 900 – – – –
Zero coupon unsecured
commercial paper bills
with a maturity not later
than April 2, 2009.
The average discount
rate on these commercial
paper bills is 11.71%
per annum.
Call Borrowings . . . . .
Various 11.58 2,600 2,600 2,600 – – – – –
Term Loans . . . . . . .
Various 12.22 3,000 3,000 – 3,000 – – – –
Bank facilities
R459 million unsecured
overdraft facility with
ABSA Bank Limited,
repayable on demand
and a R1 billion
unsecured commited
facility, repayable on
Mutually
364 days notice. – agreed Not utilized Not utilized – – – – – –
R1 billion unsecured
committed overdraft facility
with The Standard Bank of
South Africa Limited,
repayable with 365 days
Mutually
of drawdown. . . . . . . . – agreed Not utilized Not utilized – – – – – –
R500 million unsecured
overdraft facility with
FirstRand Bank Limited,
Mutually
repayable on demand. . . – agreed Not utilized Not utilized – – – – – –
R150 million unsecured
overdraft facility with
Commerzbank AG,
Mutually
repayable on demand. . . – agreed Not utilized Not utilized – – – – – –
U.S.$35 million unsecured
short-term loan facility
with Calyon Corporate
and Investment bank,
Mutually
repayable on demand. . . – agreed Not utilized Not utilized – – – – – –

Interest
Outstanding
Nominal
Maturing
payment
Interest
as of March
outstanding as of
Year ended March 31,
After
  dates
rate (%)
    31, 2008
  March 31, 2008
2009
2010
2011
2012
2013
2013
      ZAR
         ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
ZAR
(in millions)
R1 billion uncommitted/
short-term facility with
Sumitomo Mitsui Banking
Mutually
Corporation. . . . . . . . – agreed Not utilized Not utilized – – – – – –
R500 million call loan
facility with iNkotha
Investments Ltd.
Mutually
repayable on demand. . . – agreed Not utilized Not utilized – – – – – –
R1 billion loan agreement
with Old Mutual
Specialized finance
(Pty) Ltd. repayable
Mutually
on demand. . . . . . . . . – agreed Not utilized Not utilized – – – – – –
Various bank loans
(3)
. . . – Various 141 141 – – 21 13 9 98
Bank overdraft and
other short-term debt . . .
– 41 41 41 – – – – –
Total Telkom . . . . . . .
13,403
15,301
6,150
3,911
1,801
30
45
3,364
VODACOM
(7)
U.S.$18.4 million
shareholders Loan with
LIBOR + 5%
Mirambo Limited
(8)
– 71 71 – – – – – 71
U.S.$180 million term loan
to Vodacom International
LIBOR + 0.35%
Limited . . . . . . . . . . – 731 731 – 731 – – – –
R1 billion subscription
agreement with Asset
Backed Arbitage . . . . .
– JIBAR + 0.78% to 500 500 – – 500 – – –
Securities (Pty) Ltd . . . . JIBAR + 0.82%
U.S.$37.0 million
preference shares by
Vodacom
Congo(R.D.C) s.p.r.l.
(9)
– 4.0% 150 150 150 – – – – –
U.S.$1 million short term
facility by Vodacom
Congo (R.D.C) s.p.r.l.
– 18.0% 4 4 4 – – – – –
R6.0 million of the
shareholder loan with
Number Portability
Company (Proprietary)
Prime
Limited . . . . . . . . . . – 3 3 – – – – – 3
Various finance leases
(10) .
– 12.1% – 16.9% 308 308 97 49 81 42 39 –
Various other short-term
loans . . . . . . . . . . .
– 8% 48 48 4 22 22 – – –
Bank overdrafts and
other short-term debt . . .
– – 1,298 1,298 1,298 – – – – –
Total Vodacom
(7)
. . . . .
3,113
3,113
1,553
802
603
42
39
74
TDS DIRECTORY
OPERATIONS
Various finance leases
(10)
– Various 3 3 1 2 – – – –
TELKOM MEDIA
Various loans . . . . . . .
– 8 8 – 4 2 2 – –
MULTI-LINKS
U.S.$15 million from Zenith
Bank . . . . . . . . . . .
– LIBOR + 3.5% 45 45 45 – – – – –
Naira 1,500 million FCMB
loan . . . . . . . . . . . .
– 13% 87 87 – 70 17 – – –
U.S.$17 million ECA
funding . . . . . . . . . .
– LIBOR + 2.5% 82 82 – – – – – 82
U.S.$42 million ECA
Huawei VFF funding . . .
– LIBOR + 2% 319 319 – – 319 – – –
AFRICA ONLINE
Various loans . . . . . . .
– 12 12 3 6 2 1 – –
Bank overdrafts and
other short term debt . . .
– 3 3 3 – – – – –
TOTAL OTHER . . . . . .
–
559
559
52
82
340
3
–
82
GRAND TOTAL . . . . .
17,075
18,973
7,755
4,795
2,744
75
84
3,520

Notes:
(1) Listed on the Bond Exchange of South Africa.
(2) Open ended bond issue, and number of bonds issued varies from time to time. The bonds matured on March 31, 2008.
(3)
R141 million of Telkom’s indebtedness outstanding as of March 31, 2008 was guaranteed by the Government of the
Republic of South Africa.
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
(9)
The preference shares are redeemable, at the discretion of the shareholders, and only on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.
(10) Secured by land and buildings.
We expect to repay the indebtedness and other obligations in the above table with cash flows from operations, and the refinancing of debt with new borrowings and borrowings available under existing credit facilities. Telkom’s special purpose entity established to fund post retirement medical benefits obligations indirectly held 161,550 of Telkom’s ordinary shares as of March 31, 2008.
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
The R1.6 billion bridge facility contains financial covenants requiring the Telkom Group to maintain the following ratios:
•  Net interest bearing debt to EBITDA of not more than 3.0 times.
•  EBITDA to net finance charges of not less than 3.5 times.
The full amount drawn under the bridge facility was repaid on April 29, 2008.
We are in compliance with the above ratios during the year ended March 31, 2008.

All debt incurred by Telkom prior to 1991 is guaranteed by the Government of the Republic of
South Africa pursuant to Section 35 of the South African Exchequer Act, 66 of 1975. The Government
of the Republic of South Africa does not guarantee debt incurred thereafter or Vodacom’s debt. As of
March 31, 2008, R141 million of our total debt of R17.1 billion was guaranteed by the Government of the Republic of South Africa.
No loans have been furnished by Telkom or any of its subsidiaries for the benefit of any director or any member of our senior management team as of March 31, 2008.
Telkom’s policy is to hedge its exposure to foreign exchange rate fluctuations. Currency exchange hedges are not always commercially available in other African countries. Interest rate risk is converted to Rands and managed per our policy and control manual which stipulates guidelines on exposure to fixed and floating rate debt. Telkom’s target is a net debt to EBITDA ratio for its fixed-line and other segments of 1.3 times.
Targets in a transforming industry such as ours are inherently risky, particularly in later years and investors should not place undue reliance on such targets.
Change in accounting policy
The Telkom Group’s consolidated financial information discussed herein reflects the following changes to the basis of preparation:
•  the adoption of an amendment to IAS1 and IFRS7, which are applicable for financial years beginning on or after January 1, 2007;
•  the adoption of Circular 8/2007, which is applicable for financial years ending on or after
August 31, 2007;
•  the adoption of IFRIC8, which is applicable for financial years beginning on or after
May 1, 2006;
•  the adoption of IFRIC9, which is applicable for financial years beginning on or after
June 1, 2006;
•  the adoption of IFRIC10, which is applicable for financial years beginning on or after
November 1, 2006; and
•  the adoption of IFRIC11, which is applicable for financial years beginning on or after
March 1, 2007.
For a more detailed description of these items, please see note 2 of the notes to the audited consolidated financial statements of the Telkom Group and note 48 of the notes to the audited consolidated financial statements of Vodacom included in this annual report.
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
Property, plant and equipment and intangible assets
The useful lives of assets are based on management’s estimation. Management considers the impact of changes in technology, customer service requirements, availability of capital funding and required return on assets and equity to determine the optimum useful life expectation for each of the individual categories of property, plant, equipment and intangible assets. Due to the rapid technological advancement in the telecommunications industry, as well as Telkom’s plan to migrate to a next generation network over the next few years, the estimation of useful lives could differ significantly on an annual basis due to unexpected changes in the roll-out strategy. The impact of the change in the expected useful life of property, plant and equipment is described more fully in note 5.6 of the consolidated financial statements of the Telkom Group. The estimation of residual values of assets is also based on management’s judgment as to whether the assets will be sold or used to the end of their useful lives and what their condition will be like at that time.
For intangible assets that incorporate both a tangible and intangible portion, management uses judgment to assess which element is more significant to determine whether it should be treated as property, plant and equipment or intangible assets.
Refer to notes 10 and 11 of the notes to the audited consolidated financial statements of the
Telkom Group for the method used to apply our accounting principles.
Asset retirement obligations
Management judgment is exercised when determining whether an asset retirement obligation exists, and in determining the present value of expected future cash flows and discount rate when the obligation to dismantle or restore the asset arises, as well as the estimated useful life of the related asset.
Impairments of property, plant and equipment, and intangible assets
Management is required to make judgments concerning the cause, timing and amount of impairment. In the identification of impairment indicators, management considers the impact of changes in current competitive conditions, cost of capital, availability of funding, technological obsolescence, discontinuance of services and other circumstances that could indicate that an impairment exists. The Telkom Group applies the impairment assessment to its separate cash-
generating units. This requires management to make significant judgments concerning the existence of impairment indicators, identification of separate cash-generating units, remaining useful lives of assets and estimates of projected cash flows and fair value less costs to sell. Management judgment is also required when assessing whether a previously recognized impairment loss should be reversed.
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
Refer to notes 10 and 11 of the notes to the audited consolidated financial statements of the
Telkom Group for the method used to apply our accounting principles.

Impairment of other financial assets
At each balance sheet date management assesses whether there are indicators of impairment of financial assets, including equity investments. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management judgment is required when determining the expected future cash flows. To determine whether the decline in fair value is prolonged, reliance is placed on an assessment by management regarding the future prospects of the investee. In measuring impairments, quoted market prices are used, if available, or projected business plan information from the investee for those financial assets not carried at fair value.
Refer to notes 12 and 19 of the notes to the audited consolidated financial statements of the
Telkom Group for the method used to apply our accounting principles.
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
Refer to notes 12 and 18 of the notes to the audited consolidated financial statements of the
Telkom Group for the method used to apply our accounting principles.
Leases
The determination of whether an arrangement is, or contains, a lease is based on whether, at the date of inception, the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases, net of any incentives from the lessor, are charged to the income statement on a straight line basis over the period of the lease.
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incident to ownership. Assets acquired in terms of finance leases are capitalized at the lower of fair value or the present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. The capital element of future obligations under the leases are included as a liability in the balance sheet. Lease finance costs are amortized in the income statement over the lease term using the effective interest rate method. Where a sale and leaseback transaction results in a finance lease, any excess of sale proceeds over the carrying amount is deferred and recognized in the income statement over the term of the lease.
Refer to notes 12, 15 and 37 of the notes to the audited consolidated financial statements of the
Telkom Group for the method used to apply our accounting principles.
Deferred taxation asset
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

Refer to note 16 of the notes to the audited consolidated financial statements of the Telkom Group for the method used to apply our accounting principles.
Taxation
The tax rules and regulations in South Africa as well as the other African countries within which the Group operates are highly complex and subject to interpretation. Additionally, for the foreseeable future, management expects South African tax laws to further develop through changes in South
Africa’s existing tax structure as well as clarification of the existing tax laws through published interpretations and the resolution of actual tax cases. Management has made a judgment that all outstanding tax credits will be available for utilization before the tax regime change is effective, despite the change of secondary tax on companies to withholding tax.
Refer to note 8 of the notes to the audited consolidated financial statements of the Telkom Group for the method used to apply our accounting principles.
Taxation of subsidiaries
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
Refer to note 16 of the notes to the audited consolidated financial statements of the Telkom Group for the method used to apply our accounting principles.
Employee benefits
The Group provides defined benefit plans for certain post-employment benefits. The Group’s net obligation in respect of defined benefits is calculated separately for each plan by estimating the amount of future benefits earned in return for services rendered. The obligation and assets related to each of the post retirement benefits are determined through an actuarial valuation, which relies heavily on assumptions as disclosed in note 29 to the consolidated annual financial statements. The assumptions determined by management make use of information obtained from the Group’s employment agreements with staff and pensioners, market related returns on similar investments, market related discount rates and other available information. The assumptions concerning the expected return on assets and expected change in liabilities are determined on a uniform basis, considering long-term historical returns and future estimates of returns and medical inflation expectations. In the event that further changes in assumptions are required, the future amounts of post retirement benefits may be affected materially.
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
Telkom provides equity compensation in the form of the Telkom Conditional Share Plan to its employees. The related expense and reserve are determined through an actuarial valuation, which relies heavily on assumptions. The assumptions include employee turnover percentages and whether specified performance criteria will be met. Changes to these assumptions could affect the amount of expense ultimately recognized in the consolidated financial statements.
Refer to note 29 of the notes to the audited consolidated financial statements of the Telkom Group for the method used to apply our accounting principles.
Provisions and Contingent liabilities
Management’s judgment is required when recognizing and measuring provisions and when measuring contingent liabilities as set out in notes 28 and 38 of the consolidated annual financial statements, respectively. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are discounted where the effect of discounting is material. The discount rate used is the rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, all of which requires management judgment. The Group is required to recognize provisions for claims arising from litigation when the occurrence of the claim is probable and the amount of the loss can be reasonably estimated. Liabilities provided for legal matters require judgments regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.
Refer to note 28 of the notes to the audited consolidated financial statements of the Telkom Group for the method used to apply our accounting principles.
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
Vodacom acts as a principal in its relationship with its dealers and service providers. Dealers and service providers are not permitted to purchase and resell Vodacom airtime, they simply pass on to the customer, the airtime that arises from the customer’s use of the Vodacom network.

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
The management of Telkom is vested in its board of directors. Telkom’s articles of association specify that the board shall consist of not less than eight and not more than eleven members.
It currently has nine members. In accordance with Telkom’s articles of association, the Government, as the holder of the class A ordinary share, and the Public Investment Corporation, through its wholly owned subsidiary, Black Ginger 33 (Pty) Ltd., or Black Ginger, as the beneficial holder of the class B ordinary share, are entitled to appoint directors based on the percentage of the issued ordinary shares owned by them. As of the date hereof, the Government is entitled to appoint five directors, including two executive directors, and the Public Investment Corporation is entitled to appoint one executive or non-executive director to Telkom’s board of directors. Telkom’s shareholders are entitled to appoint, in a general meeting, that number of directors, if any, that are not appointed by the holder of the class
A ordinary share, the holder of the class B ordinary share or the board of directors. The shareholders in a general meeting are not entitled to fill a vacancy created by a director appointed by either the holder of the class A ordinary share or the class B ordinary share. If, as of March 4, 2011, the class A ordinary share and class B ordinary share have not otherwise been converted into ordinary shares under the terms of Telkom’s articles of association, they will be so converted and the rights of the beneficial holders of the class A ordinary share and class B ordinary share, respectively, including their rights to appoint members of Telkom’s board of directors will be terminated.
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
Thintana Communications sold a 14.9% interest in Telkom to South African and certain international institutional investors in June 2004. Following the completion of this sale, Thintana
Communications beneficially owned a 15.1% interest in Telkom, including the class B ordinary share, and remained a significant shareholder. In November 2004 Thintana Communications announced that it sold its remaining 15.1% interest in Telkom, including its class B ordinary share, to the Public
Investment Corporation, an investment management company wholly owned by the South African
Government, and Black Ginger. Following the sale by Thintana Communications, all of Thintana
Communications’ representatives on Telkom’s board and its management designees were replaced.
As of June 30, 2008, Black Ginger beneficially owned 9.0% of Telkom’s issued and 9.3% of
Telkom’s outstanding shares and the class B ordinary share. The Public Investment Corporation directly owned 6.6% of Telkom’s issued and 6.8% of Telkom’s outstanding ordinary shares that were acquired in the market. Black Ginger is not a “significant shareholder” of Telkom, however, it is entitled to appoint one executive or non-executive director to Telkom’s board of directors, as the beneficial holder of the class B ordinary share. As of June 30, 2008, the Government of the Republic of South
Africa owned 39.8% of Telkom’s issued and 41.5% of Telkom’s outstanding ordinary shares, plus the class A ordinary share, and is entitled to appoint five directors, including two executive directors, to
Telkom’s board of directors and is the only “significant shareholder” of Telkom. In addition, as of June
30, 2008, the Elephant Consortium beneficially owned 5.9% of Telkom’s issued and 6.1% of Telkom’s outstanding shares that were initially purchased by the Public Investment Corporation from Thintana
Communications and subsequently transferred to the Elephant Consortium. To the Telkom Group’s
knowledge, the Elephant Consortium is not affiliated with the Government of the Republic of South
Africa or the Public Investment Corporation. The Elephant Consortium is not a “significant shareholder” of Telkom and is not entitled to appoint any executive or non-executive directors to
Telkom’s board of directors.
Directors
The following resignations and appointments to the Telkom board of directors occurred since
April 1, 2007:
Resignations
Date of resignation
LLR Molotsane April 5, 2007
PL Zim April 11, 2007
DD Tabata September 19, 2007
M Mostert September 19, 2007
YR Tenza September 19, 2007
TF Mosololi October 26, 2007
TD Mahloele January 30, 2008
B Molefe March 5, 2008
MJ Lamberti June 3, 2008
A G Rhoda July 3, 2008
Appointments
Date of appointment
RJ September May 8, 2007
MJ Lamberti May 29, 2007
RJ Huntley September 20, 2007
Dr E Spio-Garbrah September 20, 2007
Dr VB Lawrence September 20, 2007
B Molefe January 30, 2008 and July 3, 2008
AG Rhoda March 5, 2008
The following are Telkom’s directors as of March 31, 2008. All of Telkom’s directors are citizens of the Republic of South Africa, unless otherwise indicated.

Year
of
Business
Expiration of
Year of
Name
birth
address
Position
term of office
appointment
Shirley Therese Arnold
(1)
1950 Telkom Towers North Chairperson of the 2009 2006
152 Proes Street board; Non-
Pretoria, executive Director
0002, South Africa
Reuben September . . . 1957 Telkom Towers North Chief Executive 2010 2007
152 Proes Street Officer, Executive
Pretoria, Director
0002, South Africa
Sibusiso Luthuli
(2)
. . . . . 1973 14 Crompton Street, Non-executive 2008 2005
Pinetown, 3600, Director
South Africa
Brahm du Plessis
(2)
. . . 1955 41 St. John Road Non-executive 2008 2004
Houghton, 2041, Director until next
South Africa AGM
Keitumetse Matthews
(1)
1951 Shop G4, Richmond Non-executive 2009 2006
Centre, Main Road, Director
Plumstead,
Cape Town, 7800,
South Africa
Mark Lamberti
(2)(3)
. . . . 1950 54 Oxford Avenue Non-executive 2010 2007
Sandhurst, Sandton Director
2196, South Africa
RJ Huntley
(1)
. . . . . . . . . 1962 Unit A1, Building A, Non-executive 2010 2007
1st Floor, Director
Rutherford Estate,
1 Scott Street,
Waverley,
Johannesburg, 2001,
South Africa
Dr E Spio-Garbrah
(1)(4)
. 1953 CTO, Fourth Floor, Non-executive 2010 2007
28 Hammersmith Director
Grove,
London W6 7BA,
England.
Dr VB Lawrence
(1)(5)
. . . 1945 Stevens Institute of Non-executive 2010 2007
Technology, Castle Director
Point on Hudson,
Hoboken, New Jersey,
07030, United States
of America
AG Rhoda
(6)(7)
. . . . . . . . 1960 Maxfin 367, Non-executive Open term 2008
Surrey Ave, Director
Block B, Ferndale,
Johannesburg, 2194
In addition, the following director was appointed to the board after March 31, 2008:
B Molefe
(6)
. . . . . . . . . . 1966 Glenfield Office Park, Non-executive Open term 2008
Oberon Avenue Director
Faerè Glen,
0043

Notes:
(1)
Government representative.
(2)
Independent.
(3)
Resigned June 3, 2008.
(4)
Ghanaian.
(5)
American.
(6)
Public Investment Corporation representative.
(7)
Resigned July 3, 2008
Shirley Therese Arnold was appointed to the board on November 1, 2006 as chairperson and non-executive director. Ms. Arnold has served as a non-executive director and chairperson of the
Empowerment Committee of Peermont Global Ltd since July 2004. Ms. Arnold is a member of the
Chairpersons Forum, Gordon Institute of Business and also a member of the Independent Directors
Initiative and the Institute of Directors in South Africa. She is a trustee of the Thutuka Bursary Fund
(SAICA) and the Maths Centre, and is also a patron of the Student Sponsorship Programme.
Ms. Arnold was a non-executive director of Ernst & Young South Africa from February 2002 to April 2006 and acting chairperson from February 2005 to April 2006. She was also a member of the accounting firm’s nominations committee from November 2004 to April 2006. Ms. Arnold holds a Bachelor of Arts degree and a Certificate in Education.
Reuben September was appointed to the board on May 8, 2007 and as chief executive officer on November 22, 2007. Previously, he served as acting chief executive officer since April 5, 2007, as chief operating officer since September 5, 2005, as chief technical officer from May 2002 until August
2005 and as managing executive of technology and network services from March 2000 to April 2002. He has worked in various engineering and commercial positions at Telkom since 1977. He is a member of the Professional Institute of Engineers of South Africa (ECSA) and holds a Bachelor of Science degree in Electrical and Electronic Engineering from the University of Cape Town.
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
Jackie Huntley was appointed to the board on September 20, 2007. Jackie is a practicing attorney and senior partner with the law firm Mkhabela Huntley Adekeye Inc. In 1999 she established a black-woman-led law firm Huntley Inc., and in 2006 Huntley Inc. merged with Mukwevho Mkhabela
Adekeye Incorporated to form Mkhabela Huntley Adekeye Inc. as one of the major black law firms in South Africa. She joined Gold Fields of South Africa Limited in 1990 as a legal advisor in the commercial law department, thereafter joined Nedcor Bank Limited in 1993 and spent four years, three years as a legal advisor and one year in the credit department. Jackie has extensive experience in Commercial and Corporate law, including Telecommunications Law. She also worked extensively in low cost housing, having advised the South African Department of Housing and Institutions in the
housing sector on housing policy and legal aspects of housing. Jackie holds BProc, Bachelor of Laws degrees and a Management Advanced Programme Certificate from the University of the
Witwatersrand and she is an admitted attorney of the High Court of the Republic of South Africa.
Dr. Ekwow Spio-Garbrah was appointed to the board on September 20, 2007. He is the chief executive officer of the London-based Commonwealth Telecom Organisation, a 100 year old inter-governmental organization, of which South Africa is a member. He was Ghana’s Minister of
Communication from July 1997 to December 1998 and Minister of Education from December 1998 to
January 2001, and Ambassador of Ghana to the USA and Mexico from June 1994 to June 1997. He has served as acting Chairman of Ghana’s National Communications Authority from July 1997 to
December 1998, first Chairman of Ghana’s VAT Service Board from 1997 to 1998 and was a member of the Governing Board of UNESCO in Paris. Previously, he was a senior official of the African
Development Bank, the World Bank Group, Southwestern Bell (USA) and Hill and Knowlton (USA).
He holds a BA (Hons), English, from the University of Ghana, a Graduate Certificate in International
Banking from the New York University, a Graduate Diploma, in Journalism and Communications and
an M.A in International Affairs from Ohio University and was awarded an LLD (Honoris Causa) by
Middlebury University, USA.

Dr. Victor Lawrence was appointed to the board on September 20, 2007.Dr Lawrence is an industry leader in digital communications research and development, an entrepreneur, an active member of engineering professional organizations, an author, and a teacher who has extensive international experience. Dr Lawrence is the Charles W Bachelor Chair Professor of Electrical and
Computer Engineering and Associate Dean for Special Programs at Stevens Institute of Technology.
He is also the founding Director of the “Intelligent Networked Systems Center”, INetS. Dr Lawrence
holds BSc, MSc and Ph.D degrees in Electrical and Computer Engineering from the University of
London in the United Kingdom.
Athol Rhoda was appointed to the board on March 5, 2008. Mr. Rhoda is a qualified Chartered
Accountant (South Africa) and a registered accountant by profession and has been a member of the
South African Institute of Chartered Accountants since 1986. He was the Executive Head of Finance:
AngloGold South Africa Operations from 1991 to 2001, and he also served as a non-executive director of Teba Bank from 2000 to 2001, director of SCMB, as well as the managing director of
Diners Club International from 2001 to 2003. Mr Rhoda has been a director of the Public Investment
Corporation since September 2007.
Alternate directors of Telkom
On April 22, 2008, B Molefe was appointed as alternate director to AG Rhoda, after having previously served as a member of the board. On July 3, 2008 AG Rhoda resigned as a director and was replaced by B Molefe with immediate effect.
Senior management of Telkom
With effect from November 1, 2007, Telkom revised its top management structure to align the structure to better match its current business needs. The revised structure is designed to facilitate faster decision-making and more effective execution, smoother integration of various operating entities, and ensure that multi-national and wholesale customers are better served through appropriate channels. On November 22, 2007, the board announced the appointment of Reuben
September as chief executive officer. In appointing the chief executive officer, the board followed a rigorous evaluation process, including international benchmarking and consultation with the
Department of Communications, the latter a requirement specified by Telkom’s articles of association.
In addition, on November 1, 2007, Motlatsi Nzeku was appointed as chief of operations, Thami
Msimango was appointed as chief of global operations and subsidiaries, Charlotte Mokoena was appointed as chief of human resources and Ouma Rasethaba was appointed as chief of corporate governance. Deon Fredericks was appointed acting chief of finance on November 1, 2007 and
Naas Fourie was appointed as chief of strategy on April 1, 2008.
The following are members of senior management of Telkom as of March 31, 2008:
Year of
Year of
Name
birth
Position
employment
Reuben September
(1)
. . . . 1957 Chief Executive Officer 1977
Deon Fredericks . . . . . . 1960 Acting Chief of Finance 1993
Motlatsi Nzeku . . . . . . . 1961 Chief of Operations 1994
Thami Msimango . . . . . . 1966 Chief of Global Operations and 1984
Subsidiaries
Naas Fourie . . . . . . . . . 1959 Chief of Strategy 1994
Charlotte Mokoena . . . . . 1965 Chief of Human Resources 2002
Ouma Rasethaba . . . . . . 1960 Chief of Corporate Governance 2006
Note:
(1)
Biography set forth above.

The business address of each of Telkom’s senior management is Telkom Towers North, 152 Proes
Street, Pretoria, South Africa 0002.
Deon Fredericks was appointed as acting chief financial officer on November 1, 2007.
Previously he served as Telkom’s group executive of corporate finance accounting services and as chief accountant from November 2004 to November 2007. He originally joined Telkom SA Limited in 1993 as a senior manager in internal audit and has held several executive positions in the various facets of finance. He is a Chartered Accountant (South Africa) and a member of the Chartered
Institute of Management Accountants (UK). Mr. Fredericks also holds a Bachelor of Commerce
(Honours) degree in Business Management. He also serves as a director of Vodacom, TDS Directory
Operations, Multi-Links, Africa Online and Telkom Media. He also serves on the audit committee of Vodacom, TDS Directory Operations and Multi-Links.
Motlatsi Nzeku was appointed chief information officer in March 2006. Previously, he was group executive of procurement since November 2004 and managing executive of customer services from
April 2001 to October 2004. He holds a Bachelor of Science in Mathematics and Physics and a
Bachelor of Engineering degree.
Thami Msimango was appointed chief technical officer in September 2005 and resigned on March 31, 2007. Mr. Msimango joined Telkom in 1984 and has held a number of positions in Telkom. Previously, he was managing executive of technology and network services from
July 2003 to September 2005 and executive Technology, Direction and Integration from June 2002 to June 2003. Mr. Msimango has been involved in the information and communication technology sector for the past 22 years beginning his career in the former Department of Posts and
Telecommunications in 1984. Mr. Msimango has taken a number of management programs at various higher education institutions. Mr. Msimango is a non-executive director of Telkom Media, Africa Online and
Multi-Links.
Naas Fourie was appointed as chief of strategy on April 1, 2008 after having acted in the position from November 2007. Mr. Fourie joined Telkom in 1994 and has held a number of positions in Telkom.
Previously, he was managing executive of commercial services from April 2005 to October 2007 and executive of marketing services from April 1999 to March 2005. Mr. Fourie holds a Bachelor of Arts,
Bachelor of Divinity and Bachelor of Accounting Science (Honours) degree and completed the advanced executive program of the Kellogg School of Business. Mr Fourie is a director of Swiftnet and alternate director of Vodacom.
Charlotte Mokoena was appointed as chief of human resources from November 1, 2007.
Previously, she was group executive of human resources from December 2002 to October 2007, group executive of the Telkom Center for Learning from May 2002 to November 2002 and organizational capability manager for Coca-Cola Africa from November 2001 to April 2002. She holds a Bachelor of Arts Honours degree in Human resources development from the Johannesburg
University, a Bachelor of Social Sciences from North West University and a post-graduate diploma in training and performance management from Leicester University.
Ouma Rasethaba was appointed as chief corporate affairs officer on November 1, 2007.
She joined Telkom in February 2006 serving as group executive of regulatory and public policy.
Prior to joining Telkom she practiced as an advocate of the High Court of South Africa. She also held the position of special director of Public Prosecutions at the National Prosecuting Authority from
February 2000 to January 2006. She holds a Bachelors degree in law (B.Proc.) from the University of the North, an Honours degree in law (LLB) from the University of the Witwatersrand, a Masters degree in law (LLM) from the University of Pretoria as well as a Higher Diploma in Company Law from the University of the Witwatersrand. She is non-executive director and chairman and member of the audit committee of TDS Directory Operations (Pty) Limited.
There are no family relationships between any of Telkom’s directors or members of senior management.

Senior management of Vodacom
The following are members of senior management of Vodacom as of March 31, 2008:
Year of
Year of
Name
birth
Position
employment
Alan Knott-Craig . . . . . . 1952
Chief Executive Officer of
Vodacom Group
1993
Leon Crouse . . . . . . . . 1953 Chief Financial Officer of
(resigned March 31, 2008) . Vodacom Group 1993
Johan van der Watt 1966 Acting Chief Financial Officer of
(acting with effect from Vodacom Group 1993
April 1, 2008)
Shameel Aziz Joosub . . . . 1971
Managing Director of Vodacom
South Africa
1994
Pieter Uys . . . . . . . . . . 1962
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
He serves as a Commissioner on the Presidential National Commission on Information Society &
Development for ICTs. In June 2008, Alan Knott Craig announced his decision to step down as chief executive officer of the Vodacom Group effective from September 30, 2008. He is expected to remain as consulting chief executive officer until the end of the 2009 financial year.
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
Johan van der Watt was appointed as acting chief financial officer of the Vodacom Group on
April 1, 2008. Previously, he has served as executive director of finance of Vodacom, South Africa from April 2005 to April 2008 and as financial director of Vodacom (Pty) Limited from August 2000 to March 2005. Mr. van der Watt is a Chartered Accountant (South Africa).
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
Pieter Uys has served as chief operating officer of Vodacom Group since April 2004 and managing director of Vodacom (Pty) Limited from December 2001 to March 2005. Mr. Uys was appointed as chief executive officer of Vodacom Group effective October 1, 2008. Mr. Uys holds a Bachelor of Science degree in Engineering and a Masters degree in Engineering from the
University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch
Business School. Mr. Uys joined Vodacom in 1993 as a member of the initial engineering team.
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

COMPENSATION
Compensation of directors
The following table sets forth in Rands, the cash and non-cash compensation, paid by Telkom to its executive and non-executive directors in the year ended March 31, 2008:
Performance
Fringe
bonus
and other
Fees
Remuneration
benefits
Total
    ZAR
         ZAR
    ZAR
    ZAR
   ZAR
2008
Emoluments per director:
Non-executive . . . . . . . . .
4,632,933
4,632,933
SL Arnold . . . . . . . . . . . . 1,124,373 – – – 1,124,373
B du Plessis . . . . . . . . . . 393,967 – – – 393,967
TD Mahloele . . . . . . . . . . 357,684 – – – 357,684
TF Mosololi
(1)
(resigned
October 26, 2007) . . . . . . . 174,960 – – – 174,960
M Mostert
(2)(3)
(resigned
September 19, 2007) . . . . . 229,433 – – – 229,433
DD Tabata (resigned
September 19, 2007) . . . . .
250,583 – – – 250,583
YR Tenza (resigned
September 19, 2007) . . . . .
305,633 – – – 305,633
PL Zim (resigned
April 11, 2007) . . . . . . . . .
5,333 – – – 5,333
PSC Luthuli . . . . . . . . . . 502,117 – – – 502,117
KST Matthews . . . . . . . . . 501,217 – – – 501,217
MJ Lamberti (resigned
June 3, 2008) . . . . . . . . .
– – – –
B Molefe
(4)
(appointed
January 30, 2008) (resigned
March 5, 2008, re-appointed
July 3, 2008) . . . . . . . . . .
20,497 – – – 20,497
RJ Huntley (appointed
September 20, 2007) . . . . .
193,833 – – – 193,833
Dr E Spio-Gabrah
(2)
(appointed
September 20, 2007) . . . . . 272,841 – – – 272,841
Dr VB Lawrence (appointed
September 20, 2007) . . . . .
286,176 – – – 286,176
A Rhoda
(5)
(appointed
March 5, 2008, resigned
July 3, 2008) . . . . . . . . . .
14,286 – – – 14,286
Executive . . . . . . . . . . .
–
14,489,833    3,436,308   13,244,896   31,171,037
LRR Molotsane
(6)
(left the employment of Telkom
on April 5, 2007) . . . . . . .–
12,036,076 –
26,124   12,062,200
RJ September
(2)(7)
(appointed
May 8, 2007) . . . . . . . . . . –
2,453,757    3,436,308   13,218,772    19,108,837
CEO . . . . . . . . . . . . . . –
1,016,524    3,436,308    10,438,538   14,891,370
Acting CEO . . . . . . . . . . 1,437,233 2,780,234 4,217,467
Total emoluments paid by Telkom
4,632,933
14,489,833    3,436,308    13,244,896   35,803,970

Notes:
(1) Paid to Tsogo Sun Limited.
(2)
In addition to these amounts Vodacom paid Mr. M Mostert R270,833, Dr. Spio-Gabrah R43,750 and RJ September
R175,000 for fees as directors during the 2008 financial year.
(3)
In the absence of an internal corporate finance division, and pending the structuring and staffing thereof, the Telkom board resolved that it was in the best interest of the company and shareholders to deploy the highest quality skills currently resident in Telkom, to evaluate, structure and make recommendations to the board on major transactions.
During the 2008 financial year Dr Mostert led all efforts in this regard and was remunerated accordingly. Moreover in compliance with the principles of good governance, the board took legal advice and established that there was no conflict of interest arising out of his involvement in the transaction evaluated.
(4)
Paid to Public Investment Corporation.
(5) Paid to Rhoda and Associates.
(6)
Included in fringe and other benefits is a pension contribution for LRR Molotsane of R4,690 (2007: R295,462) paid to the
Telkom Retirement Fund. The payment included in remuneration was made in terms of a settlement agreement betweem Telkom and Mr. Molotsane.
(7)
Included in fringe and other benefits is a pension contribution for RJ September of R280,261 paid to the Telkom
Retirement Fund and a payment made in terms of a restraint of trade agreement.
In the year ended March 31, 2008, the aggregate consolidated compensation of Telkom’s directors and senior management (29 persons, including a portion of the year for two individuals who served as acting chiefs during such time), paid or accrued, was R111 million which includes remuneration, bonuses, termination, fringe and other benefits paid to directors and members of senior management who resigned or were replaced during the year.
The Telkom Group set aside or accrued R1.6 million to provide pension, retirement and similar benefits for its directors and senior management (29 persons, including a portion of the year for two individuals who served as acting chiefs during such time) in the year ended March 31, 2008, including directors and members of senior management who resigned or were replaced during the year.
Bonus and profit sharing
Senior management and executive directors participate in the Telkom top management incentive scheme. The incentive scheme consists of a team award, which is based 70% on Telkom financial drivers and 30% on Telkom performance drivers. Payment of bonuses for the 2008 financial year took place in June 2008.
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
Service agreements
Telkom has a service agreement with Reuben September, which has a three year term, expiring
November 30, 2010, with an annual one year renewal, subject to either party tendering notice of their intention to terminate the agreement on or before June 30th of the applicable year. All other members of the executive committee have indefinite service employment contracts with a three month notice period by either party.

Retention and restraint agreements
Restraint agreements have been signed with the chief executive officer and with four of the chief officers, which prevents them from competing within the communications industry for two years from last day of employment. In addition, three of the chief officers have retention agreements that will lapse on October 31, 2011.
Incentive plans
At Telkom’s Annual General Meeting held on January 27, 2004, Telkom’s shareholders approved a conditional share plan for all employees. A maximum of 22,281,272 ordinary shares were permitted to be made available for purposes of the plan. As of March 31, 2008, 18,004,284 ordinary shares were allocated under this plan, representing approximately 3.5% of Telkom’s issued ordinary shares.
No additional shares will be granted in terms of the share plan after March 31, 2008. Allocation to management employees in terms of this plan shall not exceed 2% of Telkom’s issued ordinary share capital. The remaining 2% is reserved for the remainder of the staff. No one participant in the plan may acquire more than 0.05% of Telkom’s issued ordinary share capital.
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
The Telkom board approved the third grant of 1,825,488 shares with effect from June 2, 2006 to employees pursuant to the Telkom conditional share plan. The third allocation was made based on the following:
•  the Telkom share price on the JSE based on the last ten trading days prior the allocation date of June 1, 2006;
•  the individual performance assessment of employees on the management levels for the 2006 financial year;
•  the total remuneration packages of employees as of April 1, 2006; and
•  Telkom’s final financial results for the 2006 financial year.
On June 2, 2006, the board of directors also approved, pursuant to the conditional share plan, the vesting of one third of the 2004 financial year conditionally allocated shares for non-management employees, which was two years after the initial allocation. As a result, 450,505 ordinary shares granted for the 2004 fiscal year vested.
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
On September 4, 2007, the board of directors approved the fourth grant of 6,089,810 ordinary shares pursuant to the conditional share plan with a grant date of September 27, 2007 in respect of the 2007 financial year. In addition, on September 4, 2007, the board of directors approved an enhanced allocation for the third grant in respect of the 2006 financial year of 4,966,860 ordinary shares pursuant to the conditional share plan, also with a grant date of September 27, 2007.
The enhanced grant in respect of the 2006 financial year will vest at the same time and pursuant to the same conditions as the third grant in respect of the 2006 financial year. The vesting period for the third and fourth grants in respect of the 2006 and 2007 financial years, including the enhanced third grant in respect of the 2006 financial year, were also amended compared to the previous grants.
For the grants awarded in respect of the 2004 and 2005 financial years to non-management employees, shares vested as follows: 0% in year one and 33% in each of the three years thereafter.
The shares allocated in respect of the 2006 and 2007 financial years to non-management employees and for all management employees will now all vest fully at the end of the third year from the date of grant.

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
Telkom complies in all material respects with the principles of King II. While it acknowledges the importance of good governance, the board is aware that Telkom does not strictly comply with certain principles set out in King II. These areas of non-compliance stem mainly from certain provisions in Telkom’s articles of association framed to safeguard the interests of the two controlling shareholders, that at the time of the listing were the Government of the Republic of South Africa and
Thintana Communications. In November 2004, Thintana Communications announced that it sold its entire remaining shareholding in Telkom, 15.1%, together with the class B share, to the Public
Investment Corporation and Black Ginger. We have been informed that the Public Investment
Corporation’s shareholding fell below 15% of Telkom’s issued ordinary shares. As a result, it is no longer a “significant shareholder”. The Government is now the sole “significant shareholder.” The
Government’s reserved matters as a “significant shareholder” holding the class A ordinary shares were unaffected by the sale by Thintana Communications of its entire shareholding in Telkom.
Most of the areas of non-compliance will be resolved by no later than March 5, 2011, when the provisions of Telkom’s articles of association resulting in non-compliance with King II fall away or earlier if the “significant shareholders” shareholding falls below certain stipulated levels.
The board of directors
The board of directors was comprised of one executive and nine non-executive directors and had one vacancy as of June 30, 2008. The Government and Black Ginger, a wholly owned subsidiary of the Public Investment Corporation, are the beneficial holders of the class A and class B ordinary shares, respectively. Based on their beneficial ordinary shareholding and their holding of the class A and class B shares, the Government is entitled to appoint five directors, including two executive directors, and the Public Investment Corporation
is entitled to appoint one executive or non-executive director, to the board, as of June 30, 2008.
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
A number of standing committees have been established to assist the board and the directors in the effective discharge of their responsibilities. Where deemed necessary, special committees are established by the board to consider specific issues and make recommendations to the board. Board and special committees are free to take independent professional advice at the cost of Telkom in carrying out their delegated duties. During the 2008 financial year, the board established three new committees, namely a nominations committee, a strategy committee and an investment committee.
Directors’ attendance of board meetings
Four scheduled board meetings and 16 special meetings were held during the 2008 financial year.
The following table presents the possible meetings based on the appointment and resignation of members.
Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Non-executive
ST Arnold (Chairman) . . . . . . . . . . . . . . . .
4 4 16 16
TD Mahloele (resigned January 30, 2008) . . . . . 2 1 16 14
M Mostert (resigned September 19, 2007) . . . . . 1 1 8 8
DD Tabata (resigned September 19, 2007) . . . . . 1 1 8 7
YR Tenza (resigned September 19, 2007) . . . . . 1 1 8 7
B du Plessis . . . . . . . . . . . . . . . . . . . . . 4 4 16 15
TF Mosololi (resigned October 26, 2007) . . . . . . 1 1 9 5
PL Zim (resigned April 11, 2007) . . . . . . . . . . 0 0 1 0
PSC Luthuli . . . . . . . . . . . . . . . . . . . . . 4 3 16 13
KST Matthews . . . . . . . . . . . . . . . . . . . . 4 4 16 15
MJ Lamberti (appointed May 29, 2007) (resigned
June 3, 2008) . . . . . . . . . . . . . . . . . . . .
4 4 12 8
RJ Huntley (appointed September 20, 2007) . . . . 3 3 8 8
Dr E Spio-Garbrah (appointed September 20, 2007) 3 3 8 6
Dr VB Lawrence (appointed September 20, 2007) . 3 3 8 8
AG Rhoda (appointed March 5, 2008, resigned
July 3, 2008) . . . . . . . . . . . . . . . . . . . . .
2 1 0 0
B Molefe (appointed January 30, 2008,
resigned March 5, 2008, re-appointed July 3, 2008)
1 0 0 0
Executive
LRR Molotsane (left the employment of Telkom
on April 5, 2007) . . . . . . . . . . . . . . . . . . .
0 0 0 0
RJ September (appointed May 8, 2007) . . . . . . 4 4 15 15
Note:
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
The following were the members of the executive committee as of June 30, 2008:
•  RJ September (Chairman);
•  DJ Fredericks;
•  MJ Nzeku;
•  TG Msimango;
•  IM Fourie;
•  CK Mokoena; and
•  GJ Rasethaba.
Members’ attendance of executive committee meetings
Executive committee meetings are held regularly as and when specific business issues arise.
Audit and risk management committee
The audit and risk management committee is to consist of not less than three non-executive directors.
A non-executive director who is not the chairman of the board chairs the committee. No member of the audit and risk management committee may, other than in his or her capacity as a member of that committee, the board or any other committee of the board, accept any consulting, advisory or other compensatory fee from Telkom or any subsidiary of Telkom or be an affiliated person of Telkom or any subsidiary or vendor of Telkom. See Directors’ Interest in note 39 of the
Consolidated Financial Statements.
The responsibilities of the audit and risk management committee include, among other things, the following:
•  consider and make recommendations for the appointment, compensation, retention and oversight of any registered public accounting firm engaged for the purpose of preparing and issuing an audit opinion or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm shall report directly to the audit and risk management committee;
•  evaluate the independence and effectiveness of the external auditor(s) within the meaning of the rules and regulations of the U.S Securities and Exchange Commission and the New York
Stock Exchange and other applicable rules and regulations and consider whether any non-audit services rendered by such auditors substantively impair their independence;

•  subject to any exceptions permitted by the rules and regulations of the U.S Securities and
Exchange Commission, pre-approve all permissible audit and non-audit services to be provided by the external auditors; provided, however, that the audit and risk management committee may establish pre-approval policies and procedures as permitted by the rules and regulations of U.S Securities and Exchange Commission so long as such policies and procedures are detailed as to the particular service and the audit and risk management committee is informed of each service and such policies and procedures do not include delegation of the audit and risk management committee’s responsibilities under the U.S Securities Exchange Act of 1934 to management;
•  discuss and review, with the external auditor(s) before the audit commences, the auditor(s)
engagement letter, the terms, nature and scope of the audit function and the audit fee and where more than one auditor are involved, the maintenance of a professional relationship and co-ordination between them;
•  make suggestions on problem areas that the audit should address;
•  consider any accounting treatments, significant unusual transactions or accounting judgments, that could be contentious;
•  consider whether any significant ventures, investments or operations are not subject to external audit;
•  review the overall audit role, minimize duplication, discuss implications of new auditing standards and ensure that the external audit fee will sustain a proper audit and provide value for money;
•  obtain assurance from the external auditor(s) that adequate accounting records are being maintained;
•  obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the audit and risk management committee considers appropriate, a report by the external auditor describing: any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, in respect of independent audits carried out by the external auditor, and any steps taken to deal with these issues;
•  pre-approve the hiring or appointment to the board of directors of any current or former partner, principal, shareholder or professional employee of the Company’s external audit firm or any close family member thereof, all of which shall be in accordance with the rules and regulations of the U.S Securities and Exchange Commission. In addition, the audit and risk management committee shall pre-approve the hiring of any employee or former employee of the external auditors for group management positions within the company, regardless of whether that person was a member of the company’s audit team;
•  liaise with and monitor the activities of other audit committees in the Telkom Group;
•  review and evaluate the lead partner of the external audit firm;
•  ensure the rotation of the lead audit partner and concurring partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself;
•  review with management and the external auditors the results of the audit, including any problems or difficulties encountered and management’s response. This review will include any restrictions on the scope of the external auditor’s activities or on access to requested information, and any significant disagreements with management;

•  examine and review the annual financial statements, including the company’s disclosures under “Operating and Financial Review and Prospects”, the interim reports, the accompanying reports to shareholders, the preliminary announcement of results and any other announcement regarding the company’s results or other financial information to be made public, prior to submission and approval by the board, focusing particularly on:
•  tax and litigation matters;
•  any changes in accounting policies and practices;
•  major judgmental areas;
•  significant adjustments resulting from the audit;
•  the basis on which the company has been determined a going concern;
•  capital adequacy;
•  compliance with accounting standards, local and international, compliance with stock exchange and legal requirements;
•  the efficiency of major adjustments processed at year end;
•  compliance with the financial conditions of loan covenants;
•  reviewing special documents such as prospectuses as and when prepared;
•  earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
•  off balance sheet structures;
•  review with management, and any outside professionals as the audit and risk management committee considers appropriate, the effectiveness of the company’s disclosure controls and procedures;
•  monitor the effective functioning of internal audit, ensuring that the roles and functions of the external audit and internal audit are sufficiently clarified and coordinated to provide an objective overview of the operational effectiveness of the company’s systems of internal control and reporting, including:
•  evaluating the effectiveness of internal audit;
•  reviewing the internal audit function’s compliance with its mandate as approved by the audit and risk management committee;
•  reviewing the effectiveness of the company’s systems of internal control, including internal financial control and business risk management and maintaining effective internal control systems;
•  considering the appointment, dismissal or re-assignment of the head of the internal audit function;
•  reviewing and approving the internal audit charter, internal audit plans and internal audit’s conclusions with regard to internal control;
•  reviewing the adequacy of corrective action taken in response to significant internal audit findings;
•  reviewing significant matters reported by the internal audit function;
•  assessing the adequacy of performance of the internal audit function, and the adequacy of available internal audit resources;
•  reviewing the co-operation and co-ordination between the internal and external audit functions and coordinating the formal internal audit work plan with external auditors to avoid duplication of work;

•  reviewing significant differences of opinion between management and the internal audit function;
•  monitoring the maintenance of proper and adequate accounting records;
•  evaluating the independence and effectiveness of the internal auditors;
•  monitoring the overall operational and financial reporting environment;
•  monitoring the systems to safeguard the company’s assets against unauthorized use or disposal;
•  requesting investigations into matters within its scope, for example, evaluations of the effectiveness of the company’s internal control, cases of employee fraud, misconduct or conflict of interest; and
•  reviewing the company’s policies in respect to risk assessment and risk management;
In this regard the audit and risk management committee will consider and review the findings and recommendations of the risk and safety, health and environmental committees insofar as they are relevant to the functions of the audit and risk management committee;.
•  ensure compliance with legal and regulatory requirements to the extent that it may have an impact on financial statements. The audit and risk management committee shall receive reports by the disclosure committee and the risk committee on legal and regulatory compliance and shall:
•  review with management, and any internal or external counsel as the audit and risk management committee considers appropriate, any legal matters, including the status of pending litigation, that may have a material impact on the company and any material report’s or inquiries from regulatory or governmental agencies;
•  review with the general counsel the adequacy and effectiveness of the company’s procedures to ensure compliance with its legal and regulatory responsibilities. The audit and risk management committee shall also review the legal and compliance function’s organization, responsibilities, plans, results, budget and staffing;
•  establish procedures for (i) the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, auditing matters or potential violations of law and (ii) the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters or potential violations of law; and
•  the audit and risk management committee shall obtain reports from management, the internal auditor and the independent auditor regarding compliance with all applicable legal and regulatory requirements, including the Foreign Corrupt Practices Act;
•  monitor the effective functioning of enterprise risk management ensuring that the roles and functions of the risk officer are clarified and coordinated to provide an objective overview of the operational effectiveness of the company’s systems of internal control, reporting and risk management. This includes:
•  using the risk management strategy to prioritize and direct the audit effort;
•  evaluate and review the effectiveness of enterprise risk management and risk control measures;
•  reviewing the enterprise risk management’s functions and compliance with its mandate as approved by the audit and risk management committee;
•  reviewing and approving the enterprise risk management charter and enterprise risk management plans;

•  monitor the adequacy of corrective action taken in response to significant risks;
•  assessing the adequacy of available enterprise risk management resources;
•  monitoring the maintenance of proper and adequate risk records;
•  reviewing significant differences of opinion between management and enterprise risk management functions;
•  monitoring the systems to safeguard the company’s assets against those risks that might have a negative impact on Telkom’s business;
•  reviewing the company’s policies in respect to enterprise-wide risk management (risk assessment and risk financing);
•  evaluate the planned risk assessments to be undertaken so as to pro-actively identify, evaluate risks and exposures as well as opportunities that could impact or support the achievement of Telkom’s objectives; and
•  review the effectiveness of risk awareness strategies; and
•  annually assess the effectiveness of the audit and risk management committee and its members.
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
The following are the members of the audit and risk management committee as of June 30, 2008:
•  PSC Luthuli (Chairman);
•  RJ Huntley; and
•  AG Rhoda (resigned July 3, 2008).
As indicated above, Telkom’s audit and risk management committee is to consist of not less than three non-executive directors. As a result of the resignations of MJ Lamberti on June 3, 2008 and
AG Rhoda on July 3, 2008 from the Telkom board of directors and all committees thereof, Telkom’s audit and risk management committee currently consists of two non-executive directors, one of whom is a representative of the Government of South Africa. The board of directors is currently assessing the composition and membership of all the committees of its board of directors, including the audit and risk management committee, and intends to address any instances of non-compliance with their charters by the end of the 2008 calendar year. Telkom’s current articles of association requires shareholders to approve the appointment of any members of Telkom’s board of directors, other than the directors nominated by the class A and class B shareholders, and Telkom’s class A and class B shareholding rights granted in its current shareholders agreement that will expire in March 2011 restricts the board's ability to appoint independent members. Telkom’s board of directors expects to request a special general meeting in which it intends to propose an amendment to its current articles of association to permit the board of directors to appoint independent directors when a casual vacancy occurs, whom can then be retired and made available for re-election at the first annual general meeting following their appointment.

In addition, AG Rhoda, who served on the Telkom audit and risk management committee from
March 5, 2008 to July 3, 2008 was a representative of the Public Investment Corporation, an investment management company wholly owned by the South African Government. Because the
Public Investment Corporation directly beneficially owned 6.6% of Telkom’s issued and 6.8% of
Telkom’s outstanding shares and Black Ginger, a wholly owned subsidiary of the Public Investment
Corporation owned 9.0% of Telkom’s issued and 9.3% of Telkom’s outstanding ordinary shares and the class B ordinary share, AG Rhoda’s appointment to the Telkom audit and risk management committee may have violated the New York Stock Exchange rules and Rule 10A-3(b)(1) of the
Exchange Act that require that each member of the audit committee of a listed issuer to be independent. Any such violation was corrected by AG Rhoda’s resignation on July 3, 2008.
Telkom’s board of directors has determined that the chairman of its audit committee, Mr. Sibusiso
Luthuli, is the audit committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. Mr. Luthuli is a qualified Chartered Accountant (SA).
The external auditors are invited when appropriate to attend the audit and risk management committee meetings.
Members’ attendance of audit and risk management committee meetings
Four scheduled audit and risk management committee meetings and one special meeting were held during the 2008 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Existing members
PSC Luthuli (Chairman) . . . . . . . . . . . . . . .
4 4 1 1
MJ Lamberti (appointed May 29, 2007 and
resigned June 3, 2008) . . . . . . . . . . . . . . .
4 4 1 1
RJ Huntley (appointed September 20, 2007) . . . . 2 1 1 1
AG Rhoda (appointed March 5, 2008, resigned
July 3, 2008) . . . . . . . . . . . . . . . . . . . . .
1 0 0 0
Resignations
YR Tenza (resigned September 19, 2007) . . . . .
2 2 1 1
M Mostert (resigned September 19, 2007) . . . . . 2 0 1 0
TF Mosololi (resigned October 26, 2007) . . . . . . 2 1 1 0
Note:
(1) The table represents the possible meetings based on the appointment and resignation dates of members.
Nominations committee
On September 4, 2007, the Telkom board of directors established a nomination committee.
The nominations committee consists of a minimum of three members and is chaired by an independent non-executive director. The committee makes recommendations to the board on the composition of the board, and the balance between executive, non-executive and independent non-
executive directors with respect to aspects of diversity and experience. The committee is responsible for identifying and nominating candidates and formulating succession plans for the approval of the board. In addition, the committee recommends to the board, the continuation of services of any director who has reached the retirement age, as well as directors who are retiring by rotation, for re-election.
The following are members of the nominations committee as of June 30, 2008:
•  PSC Luthuli (Chairperson);
•  ST Arnold; and
•  one vacancy
Members’ attendance of nominations committee meetings
Three scheduled nominations committee meetings and one special meeting were held during the
2008 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Existing members
PSC Luthuli (Chairperson) . . . . . . . . . . . . .
3 3 1 1
ST Arnold . . . . . . . . . . . . . . . . . . . . . . 3 3 1 1
MJ Lamberti (resigned June 3, 2008) . . . . . . . . 3 3 1 1
Note:
(1) The table represents the possible meetings based on the appointment and resignation dates of members.
Strategy committee
On November 16, 2007, the Telkom board of directors established a strategy committee.
The strategy committee consists of a minimum of three members.
The committee assists the board with Telkom’s strategies and resulting financial performance.
The functions of the committee, include, among other things, the following:
•  verifying that management is fully conversant with the theory and principles of strategic management;
•  ensuring that management annually researches all stakeholders to determine their satisfaction with and expectations from the company;
•  ensuring that management provides a comprehensive internal review of the resources, capabilities and competencies of the Telkom Group;
•  monitoring the strategic compliance of annual business plans and budgets for existing operations and assets as well as for all proposed acquisitions and investments;
•  monitoring the efficiency and success of strategy implementation; and
•  ensuring that the board’s strategic questions and concerns are addressed by management.
The following are members of the strategy committee as of June 30, 2008:
•  Dr E Spio-Garbrah (Chairperson);
•  RJ September; and
•  Dr VB Lawrence.

Members’ attendance of strategy committee meetings
Two scheduled strategy committee meetings were held during the 2008 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Existing members
Dr E Spio-Garbrah (Chairperson) . . . . . . . . . .
2 2 0 0
RJ September . . . . . . . . . . . . . . . . . . . . 2 2 0 0
MJ Lamberti (resigned June 3, 2008) . . . . . . . . 2 2 0 0
Dr VB Lawrence . . . . . . . . . . . . . . . . . . . 2 2 0 0
Note:
(1) The table represents the possible meetings based on the appointment and resignation dates of members.
Investment committee
On November 16, 2007, the Telkom board of directors established an investment committee.
The investment committee consists of a minimum of five members.
The responsibilities of the committee include, among other things, the following:
•   to examine, review and recommend investment policy, criteria and parameters in the context of the Telkom Group’s targeted growth, debt levels and returns;
•   to examine, review and recommend potential new investments proposed by executive management with due regard to the Telkom Group’s strategic and financial objectives, the structural basis of integration and the operational and managerial demands occasioned by the investment;
•   to monitor the performance of existing investments against investment criteria and pre-investment assumptions;
•   to examine and review recommendations by executive management to dispose of investments;
•   to monitor and make recommendations of the Telkom Group’s financial facilities and financing structures; and
•   to make recommendations, pursuant to the above, on the selection of merchant banks and professional advisors.
The following are members of the investment committee as of June 30, 2008:
•  RJ Huntley (Acting chairperson);
•  PCS Luthuli;
•  RJ September;
•  DJ Fredericks; and
•  one vacancy.

Members’ attendance of investment committee meetings
One scheduled investment committee meeting was held during the 2008 financial year.
The following table presents the possible meetings based on appointment and resignation dates of members.
Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Existing members
RJ Huntley (Acting chairperson) . . . . . . . . . . . . . .
1 1 0 0
PSC Luthuli . . . . . . . . . 1 1 0 0
MJ Lamberti (resigned June 3, 2008) . . . . . . . . 1 1 0 0
RJ September . . . . . . . . . . . . . . . . . . . . 1 1 0 0
DJ Fredericks . . . . . . . . . . . . . . . . . . . . 1 1 0 0
Note:
(1) The table represents the possible meetings based on the appointment and resignation dates of members.
Human resources review and remuneration committee
The human resources review and remuneration committee consists of a majority of non-executive directors and was chaired by Mr. MJ Lamberti until his resignation on June 3, 2008 and by Mr. B du Plessis thereafter. The human resources review and remuneration committee reviews the terms upon which Telkom’s executive directors and senior management are employed and compensated and upon which Telkom’s non-executive directors and executive directors are compensated and make recommendations to the board with respect to such matters. Actions of the human resources review and remuneration committee must be approved by a majority vote of its members. In the event of a tie, the chairperson of the human resources review and remuneration committee shall have a casting vote.
The following are members of the human resources review and remuneration committee as of
June 30, 2008:
• B du Plessis (Chairperson);
• KST Matthews; and
• one vacancy.
Members’ attendance of human resources review and remuneration committee meetings
Six scheduled human resources review and remuneration committee meetings and two special meetings were held during the 2008 financial year. The following table presents the possible meetings based on appointment and resignation dates of members.

Scheduled
Special
Number of
Number of
meetings
(1)
Attendance
meetings
(1)
Attendance
Existing members
KST Matthews . . . . . . . . . . . . . . . . . . . .
6 6 2 2
B du Plessis (Chairperson with effect from
June 6, 2008) . . . . . . . . . . . . . . . . . . . .
6 6 2 2
Ex-officio non-voting member
CK Mokoena (Chief of Human Resources) . . . . .
5 5 1 1
RJ September (appointed April 5, 2007) . . . . . . 5 4 1 1
Resignations
LRR Molotsane (left the employment of Telkom
on April 5, 2007) . . . . . . . . . . . . . . . . . . .
0 0 0 0
DD Tabata (resigned September 19, 2007) . . . . . 4 4 1 1
ST Arnold
(2)
. . . . . . . . . . . . . . . . . . . . . 6 6 2 2
TD Mahloele (resigned January 30, 2008) . . . . . 5 1 2 0
MJ Lamberti (Chairperson) (resigned June 3, 2008) 5 5 2 2
Notes:
(1)
The table represents the possible meetings based on the appointment and resignation dates of members.
(2)
Resigned from the committee with effect February 15, 2008 but continues to attend by invitation.
At its meeting held on November 9, 2006, the board resolved that the human resource review and remuneration committee should comprise only non-executive directors. As a result,
Mr. LRR Molotsane, Mr. RJ September and Ms. CK Mokoena attended meetings of the committee by invitation only.
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

Directors’ remuneration and interests are detailed in note 39 to the Telkom Group’s consolidated annual financial statements included elsewhere herein.
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
Risk management
The Telkom Group has adopted a continuous, systematic enterprise-wide risk management process for assessing and monitoring its potential business and financial risks. As part of this process for the 2006 financial year, the service organizations reviewed key identified residual risks, which are the residual risks after mitigating controls have been considered. The risks are currently being reassessed and aligned to our current business. The components of the risk management system are designed to enable us to anticipate risks and to manage them carefully in the pursuit of our business goals. The principles, guidelines, processes and responsibilities of our internal control system have been defined and established to help ensure prompt and accurate accounting of all business transactions and to continuously provide reliable information about the Telkom Group’s financial position for internal and external use. The board of directors continuously monitors treasury policies, risk limits and control procedures. The audit and risk management committee reviews the effectiveness of the risk management processes and reports regularly to the board.
The Telkom Group’s risk exposure and management thereof is discussed in note 12 of the Telkom
Group’s consolidated annual financial statements.

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
On June 7, 2007, Telkom’s audit committee formalized a disclosure committee to oversee
Telkom’s disclosures and to assist the audit committee, the chief executive officer and the chief financial officer in fulfilling their responsibilities in this respect.
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
The initial membership of the disclosure committee was proposed by the chief financial officer and approved by the chief executive officer. Thereafter members may be replaced, or new members appointed, as required by the chief executive officer, the chief financial officer and the Audit Committee.
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
In business dealings on behalf of Telkom, employees are expected to avoid activities that might give rise to conflicts of interest. In view of this, certain responsibilities for management and all employees are clearly communicated. Employees are expected to act in the exclusive interest of Telkom. Procedures have been put in place to deal with conflicts of interest where these arise in the course of employees’ day-to-day activities, such as disciplinary action, suspension or even termination of employment and civil or criminal proceedings. Telkom has established a confidential hotline service to encourage and enable whistle blowing. As part of the business code of ethics, there is a policy to protect whistleblowers from discrimination and harassment. Telkom has also introduced fraud and management systems.

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
                 As of March 31,
2007/2006
2008/2007
    2006
  2007
  2008
% change
% change
Network and technology . . . . . 19,637 19,645 17,929 0.0 (8.7)
Marketing and sales . . . . . . . 4,099 4,254 4,982 3.8 17.1
Support and other . . . . . . . . . 1,839 1,965 1,968 6.9 0.2
Total . . . . . . . . . . . . . . .
25,575
25,864
24,879
1.1
(3.8)
In addition to our full time employees, Telkom had 3,801 temporary employees on March 31, 2008. Our employees are represented by the Communication Workers Union, or CWU, the South African Communications Union, or SACU, and the MWU-Solidarity Union.
The Alliance of Telkom Unions, or ATU, disbanded during the course of the 2007 financial year.
Some of our employees also belong to other unions that are not recognized by Telkom for collective bargaining purposes, including the Postal Union, the Society of Telkom Engineers, the South African
Steel and Allied Workers Union and the United Association of South Africa. As of March 31, 2008,
approximately 70% of our total Telkom employees were union members.

Employee related expenses are a significant component of our total fixed-line operating expenses. Fixed-line employee expenses increased 4.2% from R7.1 billion in the 2007 financial year to R7.4 billion in the 2008 financial year. The number of Telkom employees declined by approximately 31,236 positions from March 31, 1997 through March 31, 2006, increased by 289 positions in the year ended March 31, 2007 and decreased by 985 positions in the 2008 financial year. As of March 31, 2008, Telkom had 24,879 employees.
Telkom is a party to a collective agreement on substantive matters covering the terms and conditions of employment of its fixed-line unionized employees and other non-management employees in Telkom’s bargaining unit with ATU and CWU for the period from April 1, 2006 to March 31, 2009. In addition, Telkom signed a new collective recognition agreement with ATU and
CWU in mid-2004, designed to enhance the relationship between shop stewards and management.
The long term substantive agreement provides for the re-opening of negotiations in the event the consumer price index varies from the April 2006 level of 3.7% by more than 3%. Due to inflation increasing beyond this percentage, Telkom re-opened the negotiations in December 2007 and thus far, we have not managed to reach settlement. Given the rapidly deteriorating economic conditions as evidenced by an increase in the consumer price index from 7.9% in December 2007 to 11.7%
in May 2008, the various Trade Union Federations especially COSATU have requested a double-digit increase. We have received a notice from CWU advising Telkom of its intention to embark on some unspecified industrial action.
Telkom had placed a moratorium on employee reductions until March 31, 2007. Telkom recently announced that it was launching a capability management process to identify partners for network operations, information technology management and Telkom Direct shops pursuant to which certain elements will be outsourced to professional service providers. Telkom has issued a closed request for proposals for professional services in this regard.
Our ability to achieve the planned cost reductions through capability management is further subject to our ability to outsource necessary services and source strategic partners with the necessary benefits of scale and required information, communications and technology capabilities to enable continued alignment and transformation. In particular, our outsourcing initiatives will be subject to compliance with South Africa labor and employment laws and successful negotiations with our labor unions and workforce. See Item 3. “Key Information – Risks related to the Republic of South Africa –
Significant labor expenses as a result of collective bargaining and the cost of compliance with South
Africa labor laws could limit our operating flexibility and disrupt our fixed-line business operations and reduce our net profit.”
Telkom is engaging with organized labor in line with transparency and labor regulations in connection with the implementation of its capability management program. If we are unable to implement workforce reductions as necessary or our planned capability management and outsourcing, particularly as a result of increased competition, or experience significant labor disputes, work stoppages, increased employee expenses as a result of collective bargaining or compliance with labor laws, our business operations could be disrupted and our net profit could be reduced.
Trade unions have resisted workforce reductions and publicly opposed our proposed capability management and outsourcing plans and our privatization and have instituted and in the future could institute work stoppages to oppose changes in our employee and shareholding structure or gain leverage in negotiating collective bargaining agreements. Approximately 23% of Telkom’s employees participated in a work stoppage in March 2006 and approximately 31% of Telkom’s employees participated in an additional work stoppage in April 2006 with respect to compensation issues, during which period Telkom received increased reports of sabotage, vandalism and other incidents. In addition, during the course of April and May 2007, approximately 35 members of Solidarity embarked on a five day industrial action due to their dissatisfaction with the implementation of Telkom’s new shift roster.

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
•  limit the maximum ordinary hours of overtime work;
•  increase the rate of pay for overtime;
•  require large employers, such as us, to implement employment equity policies to benefit previously disadvantaged groups and impose significant monetary penalties for non-compliance; and
•  provide for the financing of training programs by means of a levy grant system and a national skills fund.
We believe that investment in employee training and development is essential to implementing corporate cultural change and improving customer satisfaction. In order to improve the skill levels of our employees, we invested R283.1 million in employee training and development in the year ended
March 31, 2008.
Leadership development continues to remain our primary priority, with specific focus on previously disadvantaged groups. We have launched a number of initiatives designed to train our employees and encourage employee retention.
Mobile employees
The following table sets forth the number of Vodacom’s employees as of the dates indicated.
                      As of March 31,
2007/2006
2008/2007
     2006
  2007
  2008
% change
% change
South Africa . . . . . . . . . . . . 4,305 4,727 4,849 9.8 2.6
Other African . . . . . . . . . . . 1,154 1,522 1,992 31.9 30.9
Total
(1)
. . . . . . . . . . . . . . .
5,459
6,249
6,841
14.5
9.5
Note:
(1)
Vodacom had a total of 732, 581 and 469 temporary and contract employees as of March 31, 2008, 2007 and 2006, respectively. Headcount excludes outsourced employees. Employees seconded to other African countries are included in the number of other African countries and excluded from Vodacom South Africa’s number of employees.
Vodacom is an equal opportunity employer committed to empowerment and has developed an employment equity policy that is available to all employees. Vodacom’s South African employees’
participation in unions was approximately 13.9% as of March 31, 2008, approximately 12.3%
as of March 31, 2007 and approximately 10.2% as of March 31, 2006. Vodacom believes that the relationship between its management and its employees and labor unions is good.
Less than 7% of Vodacom’s employees participated in a strike action in July 2007 and picketed in
March 2007 due to disagreements with Vodacom’s requirements that the Communications Workers
Union have representation of at least 30% of Vodacom’s employees before qualifying for the right to be recognized and negotiate as a trade union.

Other employees
The following table sets forth the number of employees in our other segment as of the dates indicated.
                 As of March 31,
2007/2006
2008/2007
2006
2007
2008
% change
% change
TDS Directory Operations . . . . 514 549 610 6.8 11.1
Swiftnet . . . . . . . . . . . . . . 67 76 85 13.4 11.8
Africa Online . . . . . . . . . . . – 317 379 – 19.6
Multi-Links . . . . . . . . . . . . – – 680 – –
Telkom Media . . . . . . . . . . . – – 142 – –
Total . . . . . . . . . . . . . . .
581
942
1,896
62.1
101.3
TDS Directory Operations’ employees increased in the 2008 financial year primarily in order to expand its marketing capacity.
SHARE OWNERSHIP
As of March 31, 2008, none of Telkom’s directors had any beneficial or non-beneficial interest in any of Telkom’s shares except as stated below:
           Beneficial
      Non-beneficial
% of Telkom
outstanding
Directors’ shareholding
Direct
Indirect
Direct
Indirect
Total
shares
2008
Executive
RJ September . . . . . . . .
7,155 – – – 7,155
Total . . . . . . . . . . . . .
7,155
–
–
–
7,155
2007
Non-executive
TF Mosololi . . . . . . . . .
455 – – – 455 *
Total . . . . . . . . . . . . .
455
–
–
–
455
*
Note:
* Less than 1%.
As of March 31, 2008, none of Telkom’s directors or senior management individually held more than 1% of Telkom’s outstanding ordinary shares.
As of March 31, 2008, Telkom’s directors and senior management (16 persons) collectively beneficially held 18,829 ordinary shares. The foregoing information does not include ordinary shares held by the Government or the Public Investment Corporation.

The following ordinary shares were allocated to members of Telkom’s senior management under its conditional share plan. These shares do not vest until three years from the date of grant subject to company performance.
Additional
June 2004
June 2005
June 2006
June 2006
June 2007
Total
allocation
allocation
allocation
allocation
allocation
allocation
Existing members
RJ September . . . . . . . . . . .
6,549 5,450 5,849 23,397 26,457 67,702
DJ Fredericks . . . . . . . . . . . 1,889 1,974 1,842 11,204 11,167 28,076
MJ Nzeku . . . . . . . . . . . . . . 4,913 3,667 4,436 17,744 20,031 50,791
TG Msimango . . . . . . . . . . . 3,755 3,489 4,436 17,744 26,457 55,881
IM Fourie . . . . . . . . . . . . . . 1,850 3,489 3,433 10,299 11,755 30,826
CK Mokoena . . . . . . . . . . . . 3,745 2,795 3,819 11,457 13,781 35,597
GJ Rasethaba . . . . . . . . . . . – – 2,616 7,849 9,450 19,915
Resignations
LRR Molotsane (left the
employment of Telkom
on April 5, 2007) . . . . . . . . . .
– – 11,457 – – 11,457
(1)
KR Patel (resigned
October 31, 2007) . . . . . . . . .
5,534 4,733 4,670 18,678 20,031 53,646
SG Ntoele (member of the
executive committee from
April 1, 2007 to November 1, 2007)
4,288 3,489 3,433 10,299 11,755 33,264
MB Sallie (member of the executive
committee from April 1, 2007 to
November 1, 2007) . . . . . . . . .
4,294 3,205 3,433 10,299 11,755 32,986
Note:
(1)
Pursuant to a settlement agreement between Telkom and Mr. Molotsane, the shares allocated to Mr. Molotsane did not vest.

Item 7.
Major shareholders and related party transactions
MAJOR SHAREHOLDERS
Overview
Telkom and its predecessors had been responsible for the exclusive provision of public switched telecommunication services in the Republic of South Africa from 1910 through May 2002.
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
Prior to the global offering, the Government owned 67% of Telkom’s issued and outstanding ordinary shares. As part of the global offering, on March 4, 2003, the Government granted to persons employed by Telkom on March 4, 2003 and eligible former employees of Telkom, options to purchase
11,140,636 of its ordinary shares, through the Diabo Share Trust, which were exercisable in four equal tranches over a period of three years commencing six months after March 4, 2003, which were held by the Government until exercised. On March 4, 2005, the second anniversary of Telkom’s listing,
785,160 bonus shares were allotted by the South African Government to qualifying shareholders under the Khulisa offer. Thintana Communications sold a 14.9% interest in Telkom to South African and certain international institutional investors in June 2004. In November 2004, Thintana
Communications announced that it sold its remaining 15.1% interest in Telkom, including its class B ordinary share, to the Public Investment Corporation, an investment management company wholly owned by the South African Government, and its subsidiary, Black Ginger.
The following sets forth entities or persons known to Telkom to be the beneficial holders of 5%
or more of Telkom’s issued and outstanding ordinary shares as of June 30, 2008. The following information is based on public filings and disclosures.
Number of
Percentage of class
Name of shareholder
ordinary shares
Issued
Outstanding
Government of the Republic of South Africa . . . . . . . . 207,055,866
(1)
39.8% 41.5%
Black Ginger . . . . . . . . . . . . . . . . . . . . . . . . 46,604,997
(2)
9.0% 9.3%
Public Investment Corporation . . . . . . . . . . . . . . . 34,123,066 6.6% 6.8%
Elephant Consortium . . . . . . . . . . . . . . . . . . . . 30,467,930 5.9% 6.1%
Notes:
(1)
Includes one Class A ordinary share held in the Republic of South Africa by the Government, which represents 100%
of the class.
(2)
Includes one Class B ordinary share held directly by Black Ginger, a wholly owned subsidiary of the Public Investment
Corporation which represents 100% of the class.
As of March 31, 2008, ADRs evidencing approximately 1,443,801 ADSs were held of record by approximately 12 record holders. The 5,775,204 ordinary shares represented by those ADRs
(approximately 1.1% of Telkom’s issued and 1.2% of Telkom’s outstanding ordinary shares) were registered in the name of Standard Bank of South Africa. As of June 30, 2008, ADRs evidencing approximately 692,133 ADSs were held of record by approximately 15 record holders. The 2,768,532 ordinary shares represented by those ADRs (approximately 0.5% of Telkom’s issued and 0.6% of
Telkom’s outstanding ordinary shares) were registered in the name of Standard Bank of South Africa.

Some of these ADRs were held of record by persons outside the United States. In addition, as of
March 31, 2008, we estimate that approximately 67 million publicly traded ordinary shares were held of record outside of South Africa, of which approximately 44 million are estimated to be held in the
United States. Since certain of Telkom’s ADRs and ordinary shares are held by brokers or other nominees, the number of ADRs and ordinary shares held of record and the number of record holders outside of South Africa may not be representative of the location of where the beneficial holders are resident.
Telkom’s special purpose entity established to fund post retirement medical obligations indirectly held approximately 161,550 of Telkom’s ordinary shares as of March 31, 2008.
As authorized by its shareholders at annual general meetings held on January 27, 2004,
October 14, 2004, October 21, 2005, October 20, 2006 and October 26, 2007, Telkom is authorized to purchase up to 20% of its issued share capital. This authority is valid until Telkom’s next Annual
General Meeting, or for 15 months from the date of the resolution, whichever period is shorter.
In the year ended March 31, 2006, Telkom repurchased 12,086,920 of its ordinary shares at a volume weighted average price of R124.31 per share, including costs. These ordinary shares have been cancelled from the issued share capital by the Registrar of Companies. Telkom repurchased
12,089,371 of its ordinary shares at a volume weighted average price of R132.04 per share, including costs, in the 2007 financial year. The ordinary shares have been cancelled for the issued share capital by the Registrar of Companies. Between January 22, 2008 and March 6, 2008, Telkom repurchased
12,071,334 ordinary shares at a volume weighted average price of R136.47 per share, including costs.
Between August 3, 2004 and September 15, 2004, Rossal a wholly owned subsidiary of Telkom, repurchased 9,531,454 shares at a volume weighted average price of R78.49 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan.
On June 4, 2004, Telkom purchased Acajou for share repurchase activities, including for the Telkom conditional share plan. Between June 7, 2004 and September 30, 2004, Acajou purchased
10,849,058 shares at a volume weighted average price of R76.12 per share, including costs, which are also being held in treasury. In the year ended March 31, 2004, Rossal, repurchased 3,185,736 shares at a volume weighted average price of R74.58 per share, including costs, which are being held in treasury for purposes of the Telkom conditional share plan.
In terms of the South African Companies Act, 61 of 1973, a subsidiary company may acquire up to 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled.
Telkom plans on continuing its buy back strategy based on certain criteria.
Except as stated under Item 6. “Directors, Senior Management and Employees – Share
Ownership”, none of Telkom’s directors or senior management is the beneficial owner of any of Telkom’s ordinary share capital. Except as disclosed above, Telkom is not directly or indirectly owned or controlled by any other corporation, foreign government or any other natural or legal person severally or jointly and Telkom is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of Telkom. The Government, as a significant shareholder holding the class A ordinary share, has special voting rights that are more fully described in Item 6. “Directors, Senior Management and Employees” above and Item 10. “Additional Information
– Memorandum and Articles of Association – Variation of Rights” below.

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
Relationship with the Government of the Republic of South Africa
The Government of the Republic of South Africa is Telkom’s largest shareholder and is responsible for the telecommunications industry policy in the Republic of South Africa. The
Government also holds significant equity stakes in other industry participants, including Sentech, and has an indirect 30% equity interest in Neotel and recently created Infraco, which is expected to provide inter-city bandwidth at cost based prices to Neotel and later to the rest of the industry.
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
•  The Ministry is responsible for the development of communications policy and for proposing legislation to implement such policy, subject to supervision by the Cabinet of the Republic of
South Africa. The Ministry is also responsible for administering the Electronic Communications
Act, 36 of 2005, and the Independent Communications Authority of South Africa Act, 13
of 2000.
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

Public Finance Management Act and Public Audit Act
Telkom is required to report certain aspects of its business and operations, such as its corporate and business plans, to the Minister of Communications in her capacity as executive authority of
Telkom pursuant to the PFMA and PAA. Telkom has obtained a temporary exemption from certain provisions of the PFMA until October 2010 and has been informed by the South African Auditor-
General that it will not be required to comply with the PAA until such date. See Item 3. “Key
Information – Risk Factors – Risks Related to Regulatory and Legal Matters – If Telkom is required to comply with the provisions of the South African Public Finance Management Act, 1 of 1999, or PFMA,
and the provisions of the South Africa Public Audit Act of 2004, or PAA, Telkom could incur increased expenses and its net profit could decline and compliance with the PFMA and PAA could result in the delisting of Telkom’s ordinary shares and ADSs from the JSE and the New York Stock Exchange”.
The Government of the Republic of South Africa as a customer
The departments and agencies of the Government of the Republic of South Africa in the
aggregate comprise one of our largest customers. Generally, we deal with the various departments and agencies of the Government as separate customers, and the provision of services to any one department or agency does not constitute a material part of our revenues. Legislation has been enacted to centralize all procurement by the Government through one agency. We estimate that in the year ended March 31, 2008, Government customers, excluding certain Government owned parastatal companies, accounted for at least 9% of our total fixed-line revenue and at least 4% of our total fixed access lines. The Government has, and in future may, transfer some or all of its existing business to
Neotel or other operators, including value added network service providers. Legislation has been enacted to centralize all procurement of telecommunications and information technology services by the Government, through one agency. If the Government transfers some or all of its business to other operators, our operating revenue and net profit could decline.
The Government of the Republic of South Africa Guarantees
Pursuant to Section 35 of the South African Exchequer Act, 66 of 1975, the Government of the
Republic of South Africa guaranteed Telkom’s borrowings incurred prior to 1991. As of March 31,
2008, R141 million of our total indebtedness of R17.1 billion was guaranteed by the Government of the Republic of South Africa.
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
Other related transactions with Vodacom
We market and sell our residential products through Vodacom.
Other related transactions
The following are additional related party transactions of which Telkom is aware:
Mesdames Arnold, Matthews and Huntley and Dr. Spio-Garbrah and Mr. Lawrence, five of
Telkom’s board members as of March 31, 2008, were the Government’s representatives on Telkom’s board of directors. Messrs. Tabata, Tenza and Mostert, previous Government representatives, resigned on September 19, 2007, and were replaced by Ms. Huntley, Dr. Spio-Garbrah and
Mr. Lawrence. Mr. Mahloele, one of Telkom’s Board members, was the Public Investment

Corporation’s representative on Telkom’s board of directors. He resigned on January 30, 2008 and was replaced by AG Rhoda. AG Rhoda resigned on July 3, 2008 and was replaced by B Molefe. The
Public Investment Corporation is currently only entitled to appoint one representative to Telkom’s board of directors.
Mr. Dumisani Tabata, one of Telkom’s former board members, is a director and shareholder of
Vuwa Investments (Proprietary) Limited, which acquired a 40% interest in the SAIL Group Limited, with effect from October 1, 2006. SAIL Group is a sports marketing company that does business with
Telkom. Telkom paid R17,094,884 in the 2008 financial year for goods and services from the SAIL
Group. The outstanding creditors balance at Telkom as of March 31, 2008 was R885,000. Vodacom paid R592,474,403 in the 2008 financial year for goods and services from the SAIL Group. The outstanding creditors balance at Vodacom as of March 31, 2008 was R21,260,584. Vuwa Investments
is a consortium member of Amandla Omoya, who has bid to acquire a stake in Vodacom.
See also note 41 to the Telkom Group’s consolidated financial statements for additional information with respect to related party transactions.

Item 8.
Financial information
CONSOLIDATED FINANCIAL STATEMENTS AND
OTHER FINANCIAL INFORMATION
Consolidated financial statements
Reference is made to Item 18 of this annual report for this information.
Legal proceedings
Telcordia instituted arbitration proceedings against Telkom in March 2001 before a single arbitrator of the International Court of Arbitration, operating under the auspices of the International Chamber of
Commerce. Telcordia is seeking to recover approximately U.S.$130 million for monies outstanding and damages, plus costs and interest at a rate of 15.5% per year which was increased by Telcordia to
US$172 million in the 2007 financial year and subsequently decreased to US$128 million in the 2008 financial year. The arbitration proceeding relates to the cancellation of an agreement entered into between Telkom and Telcordia during June 1999 for the development and supply of an integrated end-
to-end customer assurance and activation system by Telcordia. In September 2002, the arbitrator found that Telkom had wrongfully repudiated the contract and a partial award was issued by the arbitrator in favour of Telcordia. Telkom subsequently filed an application in the South African High
Court to review and set aside the partial award. On November 27, 2003, the South African High Court set aside the partial award and issued a cost order in favour of Telkom. On May 3, 2004, the South
African High Court dismissed an application by Telcordia for leave to appeal and ordered Telcordia to pay the legal costs of Telkom. On November 29, 2004 the Supreme Court of Appeals granted
Telcordia leave to appeal. Telcordia filed a notice of appeal and also petitioned the United States
District Court for the District of Columbia to confirm the partial award, which petition was dismissed, along with a subsequent appeal. Following the dismissal of the appeal, Telcordia filed a similar petition in the United States District Court of New Jersey. The United States District Court of New Jersey also dismissed Telcordia’s petition, reaffirming the decision of the United States District Court of Columbia.
Telcordia appealed this dismissal, which was later dismissed by the Appeals Court of New Jersey.
The appeal by Telcordia in the Supreme Court of Appeals was set down for and heard on October 30 and October 31, 2006. Following the successful upholding of the appeal, Telkom filed an application for leave to appeal to the Constitutional Court on only the issue revolving around the
Supreme Court of Appeals’ failure to recognize Telkom’s rights of access to the courts under the
South African Arbitration Act. The Constitutional Court has since dismissed Telkom’s appeal with costs. The Constitutional Court judgment brought to finality the dispute over the merits of Telcordia’s claim against Telkom and the parties reconvened the arbitration in May 2007 to deal with the amount of damages to which Telcordia is entitled. Two hearings were held at the International Dispute
Resolutions Centre, or IDRC. The first hearing was held in London on May 21, 2007 and was a ‘directions hearing’, in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the damages hearing.
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
In his ruling, the arbitrator also set out a list of issues for determination of the damages.

The mediation took place in London in February and April of 2008 without success. In the interim the parties have agreed to the appointment by the arbitrator of a third party expert to deal with the technical issues in relation with the software that was required to be provided by Telcordia, who will make a recommendation to the arbitrator in dealing with the amount of the claims. The arbitration is expected to continue later in 2008.
Although Telkom is currently unable to predict the exact amount that it may eventually be required to pay Telcordia, it has made provisions for estimated liabilities in respect of the Telcordia claim in the sum of US$70 million (R569 million), including interest and legal fees. Telkom will be required to fund any payments to Telcordia from cash flows or the incurrence of debt and the amount of any damages above Telkom’s provision would increase Telkom’s liabilities and decrease its net profit, which could have a material adverse effect on its financial condition, cash flows and results of operations.
Competition Commission
We are parties to a number of legal and arbitration proceedings filed by parties with the South
African Competition Commission alleging anti-competitive practices described below. If Telkom were found to have committed prohibited practices as contained in the Competition Act, 1998, as amended,
Telkom could be required to cease these practices, divest these businesses and be fined a penalty of up to 10% of Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for each complaint for the financial years prior to the dates of the complaints. The Competition
Commission has to date not imposed the maximum penalty on any offender.
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
Independent Cellular Service Provider Association of South Africa (ICSPA)
In 2002, the ICSPA filed a complaint against Telkom at the Competition Commission in terms of the Competition Act, alleging that Telkom had entered into contracts with large corporations, providing large discounts with the effect of discouraging the corporates from using the ‘premicell’ device installed by their members. ICSPA alleged various contraventions of the Competition Act. Telkom provided the Competition Commission with certain information requested. Telkom also referred the
Competition Commission to its High Court application in respect of utilization of the ‘premicell’ device.
The Competition Commission declined to refer the matter to the Competition Tribunal. ICSPA then referred the matter to the Competition Tribunal on September 18, 2003. Telkom filed its answering affidavit on November 28, 2003. ICSPA has taken no further action since then.
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

1998, and that it was engaged in price discrimination. The Competition Commission determined, among other things, that several aspects of Telkom’s conduct contravened the Competition Act, 89 of
1998, and referred certain of the relevant complaints to the Competition Tribunal for adjudication. The referred complaints deal with Telkom’s alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidized competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers.
Telkom brought an application for review against the Competition Commission and the
Competition Tribunal in the South African High Court, in respect of the decision by the Competition
Commission to refer the matters to the Competition Tribunal. Telkom is of the view that the
Competition Tribunal does not have jurisdiction to adjudicate these matters and argued that ICASA has the requisite jurisdiction. In the review application, Telkom also sought to set aside the decision by the Competition Commission to refer the complaints to the Competition Tribunal on the basis that the
Competition Commission was biased, that the referral was out of time and that the Competition
Commission had not adhered to the memorandum of understanding between it and ICASA. Only the
Competition Commission opposed the application and filed an answering affidavit.
The main complaint at the Competition Commission was held over pending the outcome of the review application.
The application for review was heard on April 24 and 25, 2008. The South African High Court
Judge set aside the decision of the Competition Commission to refer the SAVA complaints and the
Omnilink complaint against Telkom discussed below to the Competition Tribunal. The decision was made based on three grounds, namely that:
•  the Competition Commission failed to comply with the peremptory provisions of the memorandum of understanding between the Competition Commission and ICASA;
•  the referral was out of time, on the basis that the agreements with the complainants to extend the time which the Competition Commission was allowed to investigate the complaints were invalid;
•  the Competition Commission’s reliance on a report by the Link Centre created reasonable apprehension of bias, since some of the complainants contribute financially to the Link Centre and the Link Centre’s advisory board includes employees of the complainants in the SAVA complaints.
The Judge did not make a decision on the question of jurisdiction (i.e., whether ICASA or the
Competition Tribunal has the jurisdiction to deal with competition matters in the electronic communications industry). To date, the Competition Commission has not appealed the South African
High Court ruling.
Omnilink
On August 22, 2002 Omnilink filed a complaint against Telkom at the Competition Commission alleging that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is currently being dealt with together with the SAVA matter discussed above and formed part of the application to the South African High Court by Telkom to set aside the decision by the Competition
Commission to refer this complaint to the Competition Tribunal.

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
Since then, Telkom has entered into a new peering agreement with IS and has responded to numerous documentation and information requests from the Competition Commission. To date there has been no further developments on this matter, either in the filing of a replying affidavit by
IS/M Web in the interim relief application or in the investigation of the matter by the Competition
Commission.

M-Web
On June 5, 2007, M-Web brought an application against Telkom for interim relief at the
Competition Tribunal with regard to the manner in which Telkom provides wholesale ADSL internet connections. M-Web requested the Competition Tribunal to grant an order of interim relief against
Telkom to charge M-Web a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. M-Web further applied for an order that Telkom implement the migration of end customers from Telkom PSTS ADSL access to M-Web without interruption of the service. Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal. Telkom still had to “plead over”
as to the merits of the matter. Telkom also filed an application in the Transvaal Provincial Division of the South African High Court on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application for interim relief made to it by M-Web. The application before the High Court was set down for hearing during the first quarter of the 2009 financial year. The parties however entered into settlement negotiations, which resulted in the withdrawal of the interim relief application at the Competition Tribunal by M-Web as well as a withdrawal of the jurisdictional challenge filed at the South African High Court by Telkom. The parties are in further negotiations.
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
SIGNIFICANT CHANGES
Except as disclosed elsewhere in this annual report, there have been no significant changes in Telkom’s business since March 31, 2008, the date of the consolidated annual financial statements included in this annual report.

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
JSE (ZAR per
NYSE (USD per
ordinary share)
ADS)
High
Low
High
Low
2004 Financial Year . . . . . . . . . . . . . .
78.80 29.10 49.60 14.85
First Quarter
April 2003 . . . . . . . . . . . . . . . . . . 34.75 29.10 18.25 14.68
May 2003 . . . . . . . . . . . . . . . . . . 34.00 30.50 17.70 15.58
June 2003 . . . . . . . . . . . . . . . . . 38.75 31.30 20.80 15.75
Second Quarter
July 2003 . . . . . . . . . . . . . . . . . . 45.00 38.80 24.35 21.20
August 2003 . . . . . . . . . . . . . . . . 43.02 40.00 23.44 21.46
September 2003 . . . . . . . . . . . . . . 44.07 40.30 25.34 22.15
Third Quarter
October 2003 . . . . . . . . . . . . . . . . 53.50 43.30 30.90 24.90
November 2003 . . . . . . . . . . . . . . 65.30 53.20 40.50 30.75
December 2003 . . . . . . . . . . . . . . 70.51 62.80 43.10 37.70
Fourth Quarter
January 2004 . . . . . . . . . . . . . . . . 75.01 62.50 44.90 35.00
February 2004 . . . . . . . . . . . . . . . 77.60 67.25 45.05 40.85
March 2004 . . . . . . . . . . . . . . . . . 78.80 68.45 49.60 41.60
2005 Financial Year . . . . . . . . . . . . . .
117.00 70.25 79.85 42.38
First Quarter
April 2004 . . . . . . . . . . . . . . . . . . 87.00 75.50 54.80 43.75
May 2004 . . . . . . . . . . . . . . . . . . 79.40 72.50 47.26 42.45
June 2004 . . . . . . . . . . . . . . . . . 86.50 73.00 52.75 45.25
Second Quarter
July 2004 . . . . . . . . . . . . . . . . . . 84.00 77.75 54.25 50.90
August 2004 . . . . . . . . . . . . . . . . 81.99 76.00 51.00 46.70
September 2004 . . . . . . . . . . . . . . 80.00 72.55 48.00 44.80
Third Quarter
October 2004 . . . . . . . . . . . . . . . . 87.00 73.50 56.75 46.44
November 2004 . . . . . . . . . . . . . . 103.50 82.00 70.25 55.70
December 2004 . . . . . . . . . . . . . . 101.00 91.20 66.90 63.80
Fourth Quarter
January 2005 . . . . . . . . . . . . . . . . 109.00 93.01 72.75 62.10
February 2005 . . . . . . . . . . . . . . . 116.31 104.20 79.50 68.10
March 2005 . . . . . . . . . . . . . . . . . 117.00 101.50 79.85 67.00

JSE (ZAR per
NYSE (USD per
ordinary share)
ADS)
High
Low
High
Low
2006 Financial Year . . . . . . . . . . . . . .
171.00 98.45 111.50 64.01
First Quarter
April 2005 . . . . . . . . . . . . . . . . . . 109.50 98.45 70.36 64.75
May 2005 . . . . . . . . . . . . . . . . . . 116.39 106.50 73.98 66.05
June 2005 . . . . . . . . . . . . . . . . . 120.30 104.10 71.25 64.11
Second Quarter
July 2005 . . . . . . . . . . . . . . . . . . 131.00 108.00 77.15 64.01
August 2005 . . . . . . . . . . . . . . . . 130.00 120.00 79.98 75.25
September 2005 . . . . . . . . . . . . . . 129.98 121.35 81.85 76.50
Third Quarter
October 2005 . . . . . . . . . . . . . . . . 130.00 114.65 79.35 70.85
November 2005 . . . . . . . . . . . . . . 145.00 125.80 86.75 77.75
December 2005 . . . . . . . . . . . . . . 141.59 130.05 88.90 82.11
Fourth Quarter
January 2006 . . . . . . . . . . . . . . . . 152.00 134.75 99.85 88.00
February 2006 . . . . . . . . . . . . . . . 171.00 148.05 111.50 98.67
March 2006 . . . . . . . . . . . . . . . . . 165.90 148.10 108.39 97.36
2007 Financial Year . . . . . . . . . . . . . .
175.50 119.10 109.50 66.00
First Quarter
April 2006 . . . . . . . . . . . . . . . . . . 167.85 139.50 109.50 91.79
May 2006 . . . . . . . . . . . . . . . . . . 147.00 127.51 96.40 76.90
June 2006 . . . . . . . . . . . . . . . . . 142.50 121.05 86.00 67.42
Second Quarter
July 2006 . . . . . . . . . . . . . . . . . . 134.50 119.10 78.80 66.00
August 2006 . . . . . . . . . . . . . . . . 139.50 127.00 79.35 73.90
September 2006 . . . . . . . . . . . . . . 140.50 128.50 77.00 69.01
Third Quarter
October 2006 . . . . . . . . . . . . . . . . 143.00 132.55 76.70 68.80
November 2006 . . . . . . . . . . . . . . 145.50 127.88 79.95 72.78
December 2006 . . . . . . . . . . . . . . 144.55 131.10 81.90 74.13
Fourth Quarter
January 2007 . . . . . . . . . . . . . . . . 161.02 141.50 90.24 79.00
February 2007 . . . . . . . . . . . . . . . 175.50 155.50 98.49 85.50
March 2007 . . . . . . . . . . . . . . . . . 171.00 155.50 96.20 84.75
2008 Financial Year . . . . . . . . . . . . . .
195.02 115.01 113.00 64.53
First Quarter
April 2007 . . . . . . . . . . . . . . . . . . 181.00 164.06 102.30 91.75
May 2007 . . . . . . . . . . . . . . . . . . 181.65 163.00 102.29 92.00
June 2007 . . . . . . . . . . . . . . . . . 182.05 167.01 104.25 94.00
Second Quarter
July 2007 . . . . . . . . . . . . . . . . . . 179.00 161.24 104.75 93.25
August 2007 . . . . . . . . . . . . . . . . 177.73 152.49 99.70 82.50
September 2007 . . . . . . . . . . . . . . 195.02 170.00 105.80 97.57
Third Quarter
October 2007 . . . . . . . . . . . . . . . . 187.20 170.10 113.00 101.25
November 2007 . . . . . . . . . . . . . . 180.50 142.00 111.61 82.25
December 2007 . . . . . . . . . . . . . . 159.00 136.54 95.15 75.61

JSE (ZAR per
NYSE (USD per
ordinary share)
ADS)
High
Low
High
Low
Fourth Quarter
January 2008 . . . . . . . . . . . . . . . . 144.58 115.01 82.25 70.57
February 2008 . . . . . . . . . . . . . . . 142.90 129.00 76.05 65.00
March 2008 . . . . . . . . . . . . . . . . . 152.45 131.00 76.76 64.53
2009 Financial Year through June 30
First Quarter
April 2008 . . . . . . . . . . . . . . . . . . 136.50 126.00 70.40 64.05
May 2008 . . . . . . . . . . . . . . . . . . 140.00 127.00 73.20 65.77
June 2008 . . . . . . . . . . . . . . . . . 158.00 140.05 78.50 70.58
On June 30, 2008, the last trading price of the ordinary shares as reported by the JSE was
R141.50 per share and the last trading price of the ADSs on the NYSE Composite Tape was
U.S.$75.90.

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
Telkom’s main object and business is to supply telecommunications, broadcasting, multimedia technology, information and other related information technology services to the general public.
Share capital
Pursuant to a special resolution passed at a general meeting of Telkom held on January 16, 2003,
Telkom’s authorized and issued share capital was, with effect from March 4, 2003, altered by the conversion of one ordinary share held by the Government into one class A ordinary share with a par value of R10 and one ordinary share held by Thintana Communications into one class B ordinary share with a par value of R10. Telkom’s authorized share capital was R10,000,000,000, divided into
999,999,998 ordinary shares with a par value of R10 each, one class A ordinary share with a par value of R10 and one class B ordinary share with a par value of R10, as of March 31, 2006, 2007 and 2008.

In addition to Telkom’s one Class A ordinary share and one Class B ordinary share that were issued and outstanding during this period, the following table shows Telkom’s issued and outstanding from April 1, 2005 through March 31, 2008:
Number of shares
Shares issued at April 1, 2005 . . . . . . . . . . . . . . . . . . . . . 557,031,819
Shares held in treasury at April 1, 2005 . . . . . . . . . . . . . . . . (23,566,248)
Shares outstanding at April 1, 2005 . . . . . . . . . . . . . . . . .
533,465,571
Shares repurchased and cancelled during 2006 financial year . . . . (12,086,920)
Shares vested to employees from treasury during 2006 financial year 29,669
Shares outstanding at March 31, 2006 . . . . . . . . . . . . . . .
521,408,320
Shares issued at March 31, 2006 . . . . . . . . . . . . . . . . . . . 544,944,899
Shares held in treasury at March 31, 2006 . . . . . . . . . . . . . . (23,536,579)
Shares repurchased and cancelled . . . . . . . . . . . . . . . . . . (12,089,371)
(1)
Shares vested to employees from treasury during 2007 financial year 450,505
Shares outstanding at March 31, 2007 . . . . . . . . . . . . . . .
509,769,454
Shares issued at March 31, 2007 . . . . . . . . . . . . . . . . . . . 532,855,528
Shares held in treasury at March 31, 2007 . . . . . . . . . . . . . . (23,086,074)
Shares repurchased and cancelled or to be cancelled . . . . . . . . (12,071,344)
Shares vested to employees from treasury during 2008 financial year 1,743,875
Shares outstanding at March 31, 2008 . . . . . . . . . . . . . . .
499,441,985
Shares held in treasury at March 31, 2008 . . . . . . . . . . . . . . 21,342,199
Shares issued at March 31, 2008 . . . . . . . . . . . . . . . . . .
520,784,184
Note:
(1)
1,035,506 of these ordinary shares were cancelled in the 2008 financial year.
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
Significant shareholder
Pursuant to Telkom’s articles of association, a “significant shareholder” is the registered holder of the class A ordinary share or the class B ordinary share and, in addition, of at least 15% of the issued ordinary shares, which percentage will be adjusted from time to time to reflect the dilutive effect of any issuance of new ordinary shares by Telkom after March 4, 2003, provided that the percentage will not be lower than 10%. A significant shareholder has certain specific rights in terms of Telkom’s memorandum and articles of association as more fully described below in “Directors” and Item 6.
“Directors, Senior Management and Employees – Directors and Senior Management – Reserved
Matters.” As of the date hereof, the Government is the only significant shareholder.

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
At Telkom’s annual general meeting held on October 26, 2007, the shareholders of Telkom granted Telkom, through a special resolution, the authority for Telkom or a subsidiary of Telkom to acquire Telkom’s issued and outstanding ordinary share capital from time to time, upon such terms and conditions and in such amounts as the directors of Telkom and/or its subsidiaries may from time to time decide, but always subject to the Companies Act, 61 of 1973, as amended, and the listing requirements from time to time of the JSE, which general approval shall endure until the following annual general meeting of Telkom, or 15 months from the date of the resolution, whichever period is shorter. As a result, Telkom is authorized to purchase up to 20% of its issued share capital.
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
The remuneration of Telkom’s directors shall be determined from time to time by its directors, taking into account the recommendations of the remuneration committee appointed by Telkom’s directors. Telkom’s directors shall be paid all their travelling and other expenses properly incurred by them in the execution of their duties in or about Telkom’s business, which are approved or ratified by
Telkom’s directors.
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
The number of directors that the Government is entitled to nominate is based on the ratio of the number of ordinary shares owned by the Government to the sum of the ordinary shares owned by the
Government and Black Ginger, a wholly owned subsidiary of the Public Investment Corporation, as the class B shareholder.
If the class A ordinary share and/or class B ordinary share are converted into ordinary shares, the rights of the Government and/or Black Ginger as beneficial holders of the class A ordinary share and class B ordinary share, respectively, including their rights of appointment of directors to Telkom’s board of directors and the boards of directors of Telkom’s subsidiaries and Vodacom, will be terminated.
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
Non-South African shareholders
Other than as described under “Transfer of Shares,” there are no limitations in Telkom’s memorandum or articles of association on the right of non-South African shareholders to hold or exercise voting rights attaching to any of its ordinary shares.
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
The South African Corporate Laws Amendment Act, 24 of 2006
Introduction
The South African Corporate Laws Amendment Act, or Corporate Laws Amendment Act, became effective on December 14, 2007. The principal provisions of the Corporate Laws Amendment Act affect:
•  the auditing and accounting requirements for South African companies;
•  the prohibition on the provision by South African companies of financial assistance for the acquisition of their own shares;
•  the requirements for a prospectus; and
•  the requirement for shareholder approval of disposals by South African companies of their assets.

Accounting and auditing requirements
For accounting and auditing purposes, all South African companies are classified as either “widely held” or “limited interest” companies. A South African company is classified as a widely held company if:
•  its articles of association provide for an unrestricted transfer of its shares;
•  it is permitted by its articles of association to offer its shares to the public;
•  it decides by special resolution to be a “widely held” company; or
•  it is a subsidiary of a widely held company.
Any South African company that does not fall within the category of a “widely held” company is categorized as a “limited interest” company. The purpose behind the new classification is to apply more stringent accounting and auditing requirements to “widely held” companies on the assumption that the public has a greater interest in the affairs of such companies.
The Corporate Laws Amendment Act’s enhanced provisions on accounting and auditing requirements applied to “widely held” companies include:
•  formalizing the role of audit committees and mandating the rotation of auditors;
•  providing new requirements for financial statements and other financial reports and establishing a Financial Reporting Standards Council to set financial reporting standards and impose new sanctions to false or misleading financial reports; and
•  establishing a Financial Reporting Investigations Panel to investigate non-compliance with the financial reporting standards.
Audit committees and auditors
Every “widely held” company is now obliged to appoint an audit committee for each financial year, unless it is a subsidiary and its holding company’s audit committee discharges the audit committee function for the subsidiary, or it is exempted from this requirement by proclamation of the South
African Minister of Trade and Industry in the South African Government Gazette. The audit committee is required to assume the functions of the board with respect to the appointment, fees and terms of engagement of the auditor. The audit committee must also regulate the provision by the auditor of any non-audit services to the company, report in the financial statements on its discharge of its functions and on the independence of the auditor, deal with complaints about the accounting, auditing and financial reporting functions within the company, and perform any other functions determined by the board.
The audit committee must have at least two members and consist only “of non-executive directors” who act “independently” (although others may be asked to attend a meeting). The auditor must meet with the audit committee not more than one month before the board meets to approve the company’s financial statements. A “non-executive director” is one who is not an individual “involved in the day-to-day management of the business and has not in the past three financial years been a full-
time salaried employee of the company or its group” and is not a member of the immediate family of an individual. A director only qualifies as “independent” if he/she “expresses opinions, exercises judgement and makes decisions impartially” and “is not related to the company or any shareholder, supplier, customer or other director of the company in a way that would lead a reasonable and informed third party to conclude that the integrity, impartiality or objectivity of that director is compromised by that relationship.”
The auditor appointed to each “widely held” company must be an individual or a firm in respect of which an individual has been designated as the auditor, who may not hold that position for more than five consecutive financial years. No appointment of an auditor will be effective unless the audit committee is satisfied with the independence of the auditor. The Independent Regulatory Board for
Auditors is obliged to prohibit an auditor from providing to a “widely held” company, among other things, non-audit services that will be subject to his/her own auditing.
“Limited interest” companies are not affected by these requirements.
Financial reporting standards
The new Financial Reporting Standards Council is charged with establishing financial reporting standards for “widely held” companies, which must be in accordance with IFRS, and developing accounting standards for “limited interest” companies, which are intended to be less onerous than the standards for “widely held” companies.
The publication of materially incomplete financial statements or financial statements which do not comply with the South African Companies Act, as amended by the Corporate Laws Amendment Act, constitute an offense by the company and every director or officer who is a party to that publication.
Any person who was a party to the preparation, approval, publication, issue or supply of materially false or misleading financial statements or other financial reports will also be guilty of an offense if that person knows or ought reasonably to suspect that it is false or misleading.
Investigations into non-compliance
The Corporate Laws Amendment Act also establishes a Financial Reporting Investigations Panel to improve reliability of financial reports by investigating alleged non-compliance and recommending appropriate measures for rectification or restitution. The Financial Reporting Investigations Panel is entitled to determine whether companies should pay an administrative penalty, revise and republish their financial reports or take any other remedial action. If a company does not agree with the South
African Minister of Trade and Industry to follow the Financial Reporting Investigation Panel’s determination, then the South African Minister of Trade must refer the matter to the South African
National Director of Public Prosecutions.
Financial assistance
The Corporate Laws Amendment Act contains an exception to previous prohibitions contained in the South African Companies Act to allow a South African company to provide financial assistance for the purchase of or subscription for its own shares or those of its holding company if the company’s board is satisfied that:
•  subsequent to the transaction, the consolidated assets of the company will, fairly valued, be more than its consolidated liabilities; and
•  subsequent to providing the assistance and for the duration of the transaction, the company will be able to pay its debts as they become due in the ordinary course of business.
In addition, the terms on which the assistance is given must be sanctioned by a special resolution of the shareholders of the company.
Prospectus requirements
The Corporate Laws Amendment Act alters the requirements for a prospectus to accompany an offer on shares to the public by providing that, in addition to the specifications of Schedule 3 to the
South African Companies Act, the prospectus must contain “all information that an investor may reasonably require to assess (a) a company in which a right or interest is to be acquired, its assets and liabilities, financial positions, profits and losses, cash flow and prospects and (b) the shares and rights attached to them.

This formulation is broader than the prior requirement for “a fair presentation of the state of the affairs of the company”, but the Corporate Laws Amendment Act does allow the South African
Registrar to grant an exception to a company to omit information from the prospectus if the publication thereof would be unnecessarily burdensome, seriously detrimental or against the public interest and users will not be unduly prejudiced by the omission.
Disposals of assets
Prior to the implementation of the Corporate Laws Amendment Act, directors of a company could, under section 228 of the South African Companies Act, dispose of the whole or substantially the whole of the undertaking of a company or the whole or the greater part of the assets of a company only if the shareholders authorized such disposal by way of an ordinary resolution. The Corporate Laws
Amendment Act affords greater protection to minority shareholders as it provides that the directors have no power to dispose of the whole or the greater part of the assets or undertaking of a company unless the shareholders have authorized such disposal by way of a special resolution.
If, in relation to the consolidated financial statements of a holding company, a disposal by any of its subsidiaries would constitute a disposal of the whole or the greater part of the assets or undertaking of the holding company, such disposal will require a special resolution of the holding company.
This approval is not required for disposals between a wholly owned subsidiary and its holding company or between two wholly owned subsidiaries of the same holding company.
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

Pre-emptive rights
South Africa
Under South African law, no shareholder shall have preemptive rights to purchase additional securities of a company unless the organizational documents of the company expressly grant preemptive rights. However, the Listings Requirements of the JSE require that unissued ordinary shares of a company listed on the JSE be offered first to existing shareholders in proportion to their holdings of shares of that company unless the shares are issued for the acquisition of assets or the shareholders waive their pre-emptive rights by way of approval of an issue for cash. See this Item
“Memorandum and Articles of Association – Issue of Additional Shares and Preemptive Rights”.
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
•  the offeror acquires more than 35% of the votes exercisable at a general meeting of a company, if the offeror, prior to the acquisition, held less than 35% of such votes; or
•  the offeror acquires more than 5% of such votes during any twelve month period, if the offeror, prior to the acquisition, held more than 35%, but less than 50% of such votes; or
•  the transaction involves a disposal of the whole or the greater part of the undertaking of the company, or the whole or the greater part of the assets of the company.
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
This amendment is not effective for companies with voting stock listed on a national securities exchange until twelve months following its adoption.

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
In addition, the minute book of a company, recording the proceeds at meetings of the company, must be open to inspection by members of the company at the registered office of the company. Any member of a company shall be entitled to be furnished, within seven days after making a written request therefore to the company, with a copy of the minutes of the proceedings at any general meeting of the company, certified by the secretary or a director of the company as correct, at a nominal charge.
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
Delaware
According to Delaware law, the business and affairs of every company are managed by or under the direction of the board of directors as provided in the company’s certificate of incorporation. The board of directors consists of one or more members, each of whom is a natural person. The actual number of directors shall be fixed by the company’s bylaws or in its certificate of incorporation.
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
Delaware
Under Delaware law, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of the stockholders shall be held for the election of directors on a date and at a time designated by the company’s bylaws. Stockholders may, unless the certificate of incorporation provides otherwise, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. In addition, any other proper business may be transacted at the annual meeting. If an annual meeting is not held within 30 days of the date designated for such a meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any shareholder or director.
Delaware law also permits special meetings of shareholders to be called by the board of directors and by other persons authorized to do so by the company’s certificate of incorporation or bylaws.
Dividends
South Africa
Under South African law, a company may make payments to its shareholders if authorized thereto by its organizational documents. A company may not, however, make any payment, in whatever form, to its shareholders if there are reasonable grounds for believing that:

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
Repurchase or redemption of shares
South Africa
South African law provides that a company may, by special resolution, if authorized by its memorandum and articles of association, repurchase or redeem its shares; provided that a company shall not make any payment to repurchase any shares issued by the company if there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its debts or if the consolidated assets of the company would, after the payment, be less than the consolidated liabilities of the company. A company listed on the JSE is required to comply with any requirements set out in the JSE listings requirements in addition to the requirements listed above.
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
Limitations of liability of directors
South Africa
Under South African law, any provision, whether contained in the organizational documents of a company or in any contract with a company, that purports to exempt any director or officer of the company from any liability which by law would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which the person may be guilty in relation to the company or to indemnify the person against any such liability is void. A company may, however, indemnify a director or officer as described in this Item “Indemnification of officers and directors
–South Africa”. If, in any proceedings for negligence, default, breach of duty or breach of trust against any director or officer of a company, it appears to the court that the person concerned is or may be liable, but that the person has acted honestly and reasonably, and that, considering all facts and circumstances of the case, including those concerned with the person’s appointment, the person ought fairly to be excused for the wrongdoing, the court may relieve the person, either wholly or partly, from liability on terms determined by the court.

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
Indemnification of officers and directors
South Africa
Under South African law, the organizational documents of a company may contain a provision indemnifying any director or officer or auditor in respect of any liability incurred by such person in defending any proceedings, whether civil or criminal, in which judgment is given in the person’s favour, or in which the person is acquitted or the proceedings are abandoned or in connection with any application in which the court relieves the person from liability on the basis that the person acted honestly and reasonably and that the person ought fairly to be excused for negligence, default, breach of duty or breach of trust.
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
The Minister of Finance has delegated the administration of exchange controls to the Financial
Surveillance Department, or FSD, formerly known as the Exchange Control Department of the South
African Reserve Bank, or Excon, which is responsible for the day to day administration and functioning of exchange controls. The FSD has wide discretion but exercises its powers within certain policy guidelines and issues circulars and rulings from time to time. Within prescribed limits, authorized dealers in foreign exchange, generally commercial and merchant banks, are permitted to deal in foreign exchange in accordance with the provisions and requirements of the rulings and circulars, which contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval to deal in South African assets and to invest and disinvest in
South Africa in terms of the rulings and circulars.
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
There are many inherent disadvantages of exchange controls including the distortion of the price mechanism, the problems encountered in the application of monetary policy, the detrimental effects on inward foreign investment and the administrative costs associated therewith. The South African
Minister of Finance has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. There has, since 1996, been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of
South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favour the positive aspects of prudential financial supervision.
The present exchange control regime in South Africa is used principally to control cross border capital movements. South African companies are not permitted to maintain foreign bank accounts and, without the approval of the FSD or authorized dealers, as appropriate, are generally not permitted to export capital from South Africa or to hold foreign currency. In addition, South African companies are required to obtain the approval from the FSD or authorized dealers, as appropriate, prior to raising foreign funding on the strength of their South African balance sheets, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company’s capital, voting power, power of control or earnings is directly or indirectly controlled by non-
residents, such a company is designated an “affected person” and certain restrictions are placed on its ability to obtain local financial assistance. Telkom is not, and has never been, designated an affected person.
Foreign investment and outward loans by South African companies are also restricted. South
African companies are generally not required to repatriate to South Africa profits of foreign operations, but are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. However, all dividends received from foreign subsidiaries since October 27,
2004 may be retained abroad and used for any purpose. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations to the FSD on an annual basis. As a result, a South African company’s ability to raise and deploy capital outside the Common Monetary Area is restricted.
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
•  The foreign exposure of retail assets may not exceed 20% in the case of retirement funds and long term insurers and 30% in the case of collective investment scheme management companies and investment managers registered as institutional investors for exchange control purposes.
•   Institutional investors will, on application, be allowed to invest an additional 5% of their total retail assets by acquiring foreign currency denominated portfolio assets in Africa through foreign currency transfers from South Africa or by acquiring inward listed instruments based on foreign reference assets or issued by foreign entities, listed on the JSE Limited or the Bond
Exchange of South Africa.
•  Companies wishing to establish new overseas ventures or new ventures in Africa are now permitted to transfer unlimited amounts abroad in order to finance approved investments.
However, the approval by the FSD is required in advance and companies will need to comply with the FSD’s investment criteria in establishing such new ventures, which investment criteria include, among other things, demonstrating benefit to South Africa and control of the foreign entity. The FSD has, however, reserved the right to stagger capital outflows relating to very large foreign investments in order to manage the potential impact on the foreign exchange market.

•  Dividends repatriated from abroad by South African companies during the period February 26,
2003 to October 26, 2004 (dividend credits) automatically form part of domestic funds and may be allowed to be retransferred abroad for the financing of approved foreign direct investments or approved expansions, but may not be transferred abroad for any other purpose.
•  A company planning to make new foreign investments not exceeding R50,000,000 per company per calendar year may, subject to certain criteria being met, do so without FSD approval if it obtains approval of an authorized dealer.
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
A system of exchange control allowances for the export of funds when persons emigrate has been in place in South Africa for a number of decades. Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa by way of a cash allowance of R500,000 per person which is equal to a travel allowance of R500,000 per adult and R160,000 per child under 18 in a family and a foreign capital allowance (R2,000,000 per person with a limit of R4,000,000 per family unit) and may export certain items. The balance of the emigrant’s funds are blocked and held under the control of an authorized dealer. These blocked funds may only invested in prescribed investments including:
•  blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
•  securities listed on the JSE and financial instruments listed on the Bond Exchange of South
Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of the FSD. Authorized dealers must at all times be able to demonstrate that listed securities or financial instruments which are dematerialized or immobilized in a central securities depositary are being held subject to the control of the authorized dealer concerned;
•  collective investment schemes; or
•  the South African Futures Exchange.
Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Capitalization shares and dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. Emigrants’ blocked assets may be unwound and such emigrants are entitled, on application to the FSD and subject to an exiting schedule and an exit levy of 10%, to exit such blocked assets from South Africa.
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
Dividends
Other than non-cash dividends and dividends of a capital nature, which require specific FSD approval, dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable.
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

TAXATION
The following is a summary of the material South African and US tax consequences in connection with the acquisition, ownership and disposition of Telkom’s ordinary shares and ADSs. The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Telkom’s shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. This discussion is only a general discussion; it is not a substitute for tax advice.
We recommend that you consult your own tax advisor about the consequences of holding
Telkom’s ordinary shares or ADSs, as applicable, in your particular situation. The discussion in this section is based on current law. Changes in laws may alter the tax treatment of Telkom’s ordinary shares or ADSs, as applicable, possibly on a retroactive basis.
South African tax matters
Withholding tax on dividends
Currently, the Republic of South Africa does not impose withholding tax on dividends. Accordingly, we are not obliged to withhold any tax on dividends paid by us to our shareholders whether or not such shareholder is resident in the Republic of South Africa. The decision to impose a withholding tax on dividends declared by South African residents to non-resident shareholders is generally permissible under the terms of a reciprocal tax treaty entered into between the Republic of South
Africa and the United States in 1997. That treaty, however, provides that any withholding tax introduced in the future shall be limited to:
•  5% of the gross amount of the dividends declared, provided that the beneficial owner of the shares on which the relevant dividends are declared is a company holding at least 10% of the voting stock of the relevant company declaring such dividend; and
•  15% of the gross amount of the dividends declared by the relevant company in all other cases.
Although no withholding tax is payable on dividends declared by a South African resident, South
Africa has a secondary tax on companies, or STC, which is imposed at the rate of 10% (12.5% prior to October 1, 2007) of the net amount of the dividend. Although the STC is the liability of the South
African resident company which declares the dividend, it would reduce the amount available for distribution. See “Secondary tax on companies”.
Secondary tax on companies (STC)
Secondary tax on companies, or STC, is payable in the Republic of South Africa by companies resident in the Republic of South Africa at a rate of 10% based on the net amount of dividends declared by a company during any dividend cycle. The net amount of dividends declared by a company is the excess of the dividends declared by the company over the amount of certain dividends accruing to the company during the relevant dividend cycle. A dividend cycle runs from the date of accrual of a dividend to the shareholders to the next shareholder accrual date. Any excess of dividends accruing to a company in a relevant dividend cycle, excluding most foreign dividends, over the dividends paid in such cycle are carried forward by the company to the succeeding dividend cycle as an STC credit.
The imposition of STC, together with the corporate income tax discussed below, effectively imposes a dual corporate tax system in the Republic of South Africa with the liability for each of STC and normal corporate income tax being separately determined. Accordingly, a company without a normal tax liability may have a liability for STC, and vice versa, and may be liable for both normal tax and STC on profits distributed. STC creates a maximum effective tax rate on companies of 34.0%
(35.45% prior to April, 2008). Capitalization shares awarded and distributed in lieu of cash dividends do not incur STC and listed South African companies often offer capitalization shares in lieu of cash dividends. No South African tax, including withholding tax, is payable in respect of the receipt of these shares by the recipients thereof. However, STC will arise to the extent capitalized profits used to award the capitalization shares are subsequently paid to shareholders whether in connection with a liquidation or reconstruction of the company or a repayment of capital, including a share buy-back.
The Government announced that it intends to abolish secondary tax on companies in the 2009 financial year and replace it with a withholding tax at the rate of 10%, applicable to both residents who are individuals, trusts or nominee companies and non-residents, subject to any relevant double tax agreement.
Income taxes relating to shareholders
In principle, South African residents are taxed on their worldwide income regardless of the source thereof. Non-residents are, subject to certain exemptions, taxed in relation to income derived from a source within or deemed to be within the Republic of South Africa. These exemptions include normal dividends received from South African companies, such as Telkom; interest received from sources in the Republic of South Africa, including on stocks or securities issued by the government, provided the non-resident is (a) a natural person who was not physically present in South Africa for more than
183 days in the aggregate during the particular tax year or (b) at any time in that tax year did not carry on business through a permanent establishment in South Africa (subject to the provisions of any relevant double tax agreement).
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
Subject to certain exceptions, the proceeds on disposal of any share held for more than three years is deemed to be of a capital nature. Currently profits derived from the disposal of South African shares held as long-term investments are generally regarded to be profits of a capital nature and are not subject to South African income tax, but may be subject to capital gains tax. See “Capital gains tax”
for a discussion of the imposition of capital gains tax. Generally, the distribution of profits by way of dividends paid by a South African resident company, such as Telkom, in the ordinary course, is not deductible by the company and is exempt from South African taxation for the recipient.
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
Should a resident of the United States be subject to South African income tax pursuant to the
South African legislation, the tax treaty between South Africa and the United States may provide such
US resident with tax relief. The tax treaty between South Africa and the United States provides that profits of an enterprise of a US resident may be taxed in South Africa only if such US resident carries on a business in South Africa through a permanent establishment situated in South Africa. Thus if
South Africa has taxing rights to any profits generated by the disposal of shares by a US resident to the extent that such US resident carries on business through a permanent establishment in South
Africa and the share dealing activities form part of such permanent establishment’s business, the
US resident will, in principle, be taxed on the profits of the disposal to the extent that such profits are from a source within or deemed to be within South Africa. If the profit is capital in nature and the shares do not form part of the business property of a permanent establishment of the US resident in
South Africa, the treaty gives only the United States the right to tax.
Income taxes
As discussed above, income tax is levied in the Republic of South Africa only on income which is classified to be of a revenue nature. South African resident companies are subject to corporate income tax of 28% (29% prior to April 1, 2008) of their taxable income. Non-resident companies are, subject to any relevant double tax agreement, subject to tax in South Africa on their South African source income at the rate of 33% (34% prior to April 1, 2008), but they are exempt from secondary tax on companies. See “Secondary tax on companies”.
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
Capital gains or losses are calculated separately with respect to each asset disposed of during the tax year and then aggregated to ultimately calculate the taxpayer’s total taxable capital gain or loss. Each capital gain is determined by deducting from the proceeds accruing to the taxpayer from the relevant disposal, the base cost of the asset and any portion of the proceeds already subject to income tax. The base cost includes all direct costs in respect of the acquisition, permanent improvements and disposal of the asset. The net capital gain for the tax year, in the case of natural persons and certain special trusts only, is reduced by an annual exclusion of R16,000 (R120,000 in the year of death).

The following table sets out the prescribed portion of a capital gain that would be included in a taxpayer’s taxable income, the normal tax rates applicable to taxpayers and, consequently, the effective rate at which capital gains are taxed as of March 31, 2008:
Prescribed portion
of the capital gain
included in taxable
Statutory
income expressed
income
Effective
Type of taxpayer
   as a percentage
 tax rate
rate
(%)
(%)
(%)
Individuals . . . . . . . . . . . . . . . . . . . . . . 25 0 – 40 0 – 10
Retirement funds . . . . . . . . . . . . . . . . . . n/a n/a n/a
Trusts
Special . . . . . . . . . . . . . . . . . . . . . . . .
25 0 – 40 0 – 10
Other . . . . . . . . . . . . . . . . . . . . . . . . . 50 40 20
Life assurers
Individual policyholder fund . . . . . . . . . . . . .
25 30 7.5
Company policyholder fund . . . . . . . . . . . . . 50 29
(1)
14.5
(2)
Corporate fund . . . . . . . . . . . . . . . . . . . . 50 29
(1)
14.5
(2)
Untaxed policyholder fund . . . . . . . . . . . . . . – – –
Resident companies . . . . . . . . . . . . . . . . . 50 29
(1)
14.5
(2)
Non-resident companies . . . . . . . . . . . . . . . 50 34
(3)
17
(4)
Small business corporations . . . . . . . . . . . . 50 0 – 29
(1)
0 – 14.5
(2)
Employment companies . . . . . . . . . . . . . . . 50 34
(3)
17
(4)
Collective investment schemes . . . . . . . . . . . n/a n/a n/a
Notes:
(1) From April 1, 2008 the statutory income tax rate will be 28%.
(2) From April 1, 2008 the effective rate will be 14%.
(3) From April 1, 2008 the statutory income tax rate will be 33%.
(4) From April 1, 2008 the effective rate will be 16.5%.
The legislation makes provision, in certain circumstances, for a set-off of capital losses against capital gains and a carry forward of capital losses.
To the extent a non-resident makes a capital gain on the disposal of shares, such gain will be taxed in South Africa only if: (a) the shares form part of the assets of a permanent establishment through which trade is carried on in South Africa or (b) the shares held by the non-resident, alone or with any connected person, represent at least 20% of the equity of a company and 80% or more of the net value of the non-trading assets of such company, such as Telkom, comprise immovable (real)
property located in South Africa. However, pursuant to the tax treaty between South Africa and the
United States, South Africa only has taxing rights to the extent that the shares disposed of form part of the business property of a permanent establishment in South Africa or represents an interest in immovable (real) property in South Africa equivalent to a United States real property interest.
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
The stamp duty on shares and the uncertificated securities tax was abolished with effect from
July 1, 2008 and was replaced with a securities transfer tax in terms of the Securities Transfer Tax
Act, 25 of 2007, which is in essence a consolidation of the stamp duty and uncertified securities taxes with certain amendments.
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
Because the stamp duty on shares and the uncertificated securities tax was abolished with effect from July 1, 2008 and was replaced with a securities transfer tax in terms of the Securities Transfer
Tax Act, 25 of 2007, the South African stamp duty should not apply in connection with a subsequent registration or transfer of Telkom’s ordinary shares (see Item 10. “Additional information – Taxation –
South African Tax Matters – Stamp duty”) and the securities transfer tax under the Securities Transfer
Tax Act, 25 of 2007, should apply. In all events, the stamp duty or securities transfer tax, as applicable, will not be a creditable tax for US foreign tax credit purposes.
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
THE SOUTH AFRICAN AND US FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR
SITUATIONS AS WELL AS TO ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM
PURCHASING, HOLDING OR DISPOSING OF SHARES, INCLUDING THE APPLICABILITY AND
EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON SOUTH AFRICAN OR NON-US
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

Item 11.
Quantitative and qualitative disclosures about market risk
Financial instruments and financial risk management
Exposure to continuously changing market conditions has made management of financial risk critical for Telkom. Treasury policies, risk limits and control procedures are continuously monitored by
Telkom’s board of directors through its audit and risk management committee.
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
Our policy is to manage interest cost through the utilization of a mix of fixed and floating rate debt.
In order to manage this mix in a cost efficient manner and to hedge specific exposure in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, we make use of interest rate derivatives as approved pursuant to our group policy limits. Fixed rate debt represented 51.9%, 90.4% and 92.0% of our total consolidated debt as of March 31, 2008, 2007 and
2006, respectively. There were no material changes in the policies and processes for managing and measuring interest rate risk in the 2008 financial year.

The following table shows our fixed and variable rate debt for the periods indicated.
At March 31, 2008
2009
2010
2011
2012
2013
Thereafter Total
Fair value
(in ZAR millions, except percentages)
Long term debt
Telkom
Fixed rate (ZAR
denominated)
Long term debt, including
current portion . . . . . .
(3,483) (900) (1,780) – –
(2,500)    (8,663)
(7,235)
Average interest rate
(1)(2) .
11.54% 12.38% 14.98% 15.00% 13.33%
Finance leases . . . . . (26) (11) – (17) (36) (766) (856) (856)
Variable rate (ZAR
denominated)
Variable rate . . . . . . .
(2,600)    (3,000)
– – –
–     (5,600)
(5,645)
Average interest rate
(2)
. 11.58% 12.22% – – – – 11.92% –
Variable rate (EURO
denominated)
Variable rate . . . . . . .
– – (21) (13) (9) (98) (141) (141)
Average interest rate
(2)(3)
. – –
0.10%       0.10%
0.10% 0.14% 0.13%
Vodacom
(4)
Fixed (ZAR
denominated)
Finance leases and other
short term debt . . . . .
(101) (71) (103) (42) (39) – (356) (363)
Variable rate (ZAR
denominated)
Long term debt, including
current portion . . . . . .
– – (500) – – (3) (503) (494)
Fixed rate (USD
denominated)
Long term debt, including
current portion . . . . . .
(4) – – – – – (4) (4)
Variable rate (USD
denominated)
Long term debt, including
current portion . . . . . .
(150) (731) – – – (71) (952) (976)
Other
Fixed rate (ZAR
denominated)
Finance leases and other
debt (ZAR) . . . . . . . .
(1) (6) (2) (2) – – (11) (11)
Fixed rate (Naira
denominated)
Long term debt, including
current portion (ZAR) . .
– (70) (17) – – – (87) (87)
Fixed rate (Euro
denominated)
Long term debt, including
current portion (ZAR) . .
(1) – – – – – (1) (1)
Variable rate (USD
denominated)
Long term debt, including
current portion (ZAR) . .
(47) (6) (321) (1) – (82) (457) (457)

Notes:
(1)
Weighted average yield to maturity.
(2)
Weighted average interest rate.
(3)
Variable rate equals the current reset rate applicable on reporting date.
(4)
Represents Telkom’s 50% share of Vodacom’s interest bearing indebtedness.
The following table shows our interest rate swaps for the periods indicated.
At March 31, 2008
2009
2010
2011
2012
2013
Thereafter Total
Fair value
(in ZAR millions, except percentages)
Telkom
ZAR Pay fixed,
receive floating . . . . .
– – – – – – – –
Average pay rate
(1)(3)
. . . – – – – – – – –
Average receive
rate
(1)(3)
. . . . . . . . . . – – – – – – – –
Vodacom
(2)
ZAR Receive fixed,
pay floating . . . . . . .
27 – – – 58 – 85 9
Average pay rate
(1)(3) . . . .
13.62% – – – 13.30% – 13.40%
Average receive rate
(1)
. . . .
14.90% – – – 15.04% – 15.00%
Notes:
(1)
Weighted average interest rate.
(2)
Represents Telkom’s 50% share of Vodacom’s indebtedness.
(3)
Variable rate calculated as of March 31, 2008.
Foreign currency exchange rate risk
In respect of South African operations, we manage our foreign exchange rate risk by hedging all identifiable exposures via various financial instruments suitable to our risk exposure.
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
There were no material changes in the exposure to foreign currency exchange rate risk and its objectives, policies and processes for managing and measuring this risk in the 2008 financial year.

The following table sets forth our liabilities and related derivative instruments subject to foreign exchange risk for the periods indicated.
At March 31, 2008
2009
2010
2011
2012
2013
Thereafter Total
Fair value
(in ZAR millions, except percentages)
Telkom
Long term debt
Variable rate
(EURO denominated)
(2)
. – – 21 13 9 98 141 141
Average interest
rate
(1)
. . . . . . . . . . . – –
0.10%     0.10%
0.10% 0.14% 0.13%
Vodacom
Fixed rate
(USD denominated)
(3)
. . 4 – – – – – 4 4
Variable rate
(USD denominated)
(3)
. . 150 731 – – – 71 952 976
Other
Variable rate (USD
denominated)
(3)
. . . . . 47 6 321 1 – 82 457 457
Fixed rate (Euro
denominated)
(2)
. . . . . 1 – – – – – 1 1
Fixed rate (Naira
denominated)
(4)
. . . . . – 70 17 – – – 87 87
Notes:
(1)
Weighted average interest rate.
(2)
EURO converted at the spot rate quoted on Reuters of R12.854 per EURO on March 31, 2008.
(3)
USD converted at the spot rate quoted on Reuters of R8.132 per USD on March 31, 2008.
(4)
NAIRA converted at the spot rate of R0.07 per NAIRA on March 31, 2008.

The following tables set forth our foreign currency forward exchange contracts for the periods indicated.
Forward contracts to buy foreign currencies and sell ZAR
At March 31, 2008
2009
2010
2011
2012
2013
Thereafter Total
Fair value
(in ZAR millions, except exchange rates)
Telkom
US Dollars
Notional amount (millions).
915 915 107
Average contractual
exchange rate . . . . . . .
7.41 7.41
EURO
Notional amount (millions).
1,924 1,924 319
Average contractual
exchange rate . . . . . . .
11.15 11.15
Pound Sterling
Notional amount
(millions). . . . . . . . . . .
137 137 11
Average contractual
exchange rate . . . . . . .
15.11 15.11
Swedish Krona
Notional amount (millions).
28 28 6
Average contractual
exchange rate . . . . . . .
1.13 1.13
Japanese Yen
Notional amount (millions).
1 1 0.01
Average contractual
exchange rate . . . . . . .
0.09 0.09
Vodacom
US Dollars
Notional amount (millions).
127 127 1
Average contractual
exchange rate . . . . . . .
8.09 8.09
EURO
Notional amount (millions).
853 50 903 125
Average contractual
exchange rate . . . . . . .
11.39 13.66 11.50
Pound Sterling
Notional amount (millions).
144 144 19
Average contractual
exchange rate . . . . . . .
14.50 14.50
Swiss Franc
Notional amount (millions).
0.70 0.70 –
Average contractual
exchange rate . . . . . . .
8.10 8.10
Australian Dollars
Notional amount (millions).
2 2 –
Average contractual
exchange rate . . . . . . .
7.41 7.41

Forward contracts to sell foreign currencies and buy ZAR
At March 31, 2008
2009
2010
2011
2012
2013
Thereafter Total
Fair value
(in ZAR millions, except percentages)
Telkom
US Dollars
Notional amount (millions). .
593 593 (67)
Average contractual
exchange rate . . . . . . .
7.60 7.60
EURO
Notional amount (millions). .
803 803 (99)
Average contractual
exchange rate . . . . . . .
11.70 11.70
Pound Sterling
Notional amount (millions). .
84 84 (1)
Average contractual
exchange rate . . . . . . .
16.25 16.25
Swedish Krona
Notional amount (millions). .
21 21 (1)
Average contractual
exchange rate . . . . . . .
1.37 1.37
Japanese Yen
Notional amount (millions). .
0.2 0.2 (0.03)
Average contractual
exchange rate . . . . . . .
0.07 0.07
Vodacom
US Dollars
Notional amount (millions). .
3 3 –
Average contractual
exchange rate . . . . . . .
8.07 8.07
EURO
Notional amount (millions). .
45 45 (5)
Average contractual
exchange rate . . . . . . .
11.54 11.54
Pound Sterling
Notional amount (millions). .
5 5 (0.1)
Average contractual
exchange rate . . . . . . .
15.99 15.99
Australian Dollar
Notional amount (millions). .
1 1 –
Average contractual
exchange rate . . . . . . .
7.51 7.51

Other market risks
Credit risk management
Credit risk arises from derivative contracts entered into with international financial institutions with a rating of A1 or better. We do not believe we are exposed to significant concentrations of credit risk.
Credit limits are set on an individual basis. The maximum exposure to the Telkom Group from counterparties was a net favorable position of R438 million as of March 31, 2008 compared to
R144 million as of March 31, 2007 and R158 million as of March 31, 2006. No collateral is generally required when entering into derivative contracts. Credit limits are reviewed on an annual basis or when information becomes available in the market. We seek to limit our exposure to any counterparty and these exposures are monitored daily. We currently expect that all counterparties will meet their obligations.
With respect to credit risk arising from other financial assets of the group, which comprises held-
to-maturity investments, financial assets held at fair value through profit or loss, loans and receivables and available-for-sale assets, our exposure to credit risk arises from a potential default by a counterparty, with a maximum exposure equal to the carrying amount of these instruments.
Our exposure to credit risk is influenced mainly by the individual characteristics of each type of customer. Management seeks to reduce the risk of irrecoverable debt by improving credit management through credit checks and limits. To reduce the risk of counterparty failure, limits are set based on the individual ratings of counterparties by well-known ratings agencies.
Trade receivables comprise a large and widespread customer base, covering residential, business consisting of government, wholesale and global and corporate customer profiles.
Credit checks are performed on all customers, other than prepaid customers, on application for new services and on an ongoing basis where appropriate.
We establish an allowance for impairment that represents our estimate of incurred losses in respect of trade and other receivables and investments. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets as well as expected future cash flows.
We have provided a financial guarantee to Africa Online for bank loans. As of March 31, 2008, there was R23 million outstanding under this loan.
There were no material changes in the exposure to credit risk and its objectives, policies and processes for managing and measuring this risk during the 2008 financial year.
Liquidity risk management
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.
We are exposed to liquidity risk as a result of uncertain trade receivable related cash flows and capital commitments.
Liquidity risk is managed by our corporate finance division in accordance with policies and guidelines formulated by Telkom’s executive committee. Pursuant to our borrowing requirements, we seek to ensure that sufficient facilities exist to meet our immediate obligations. Telkom believes it maintains a reasonable balance between the period over which assets generate funds and the period over which the respective assets are funded in order to manage long-term liquidity risk. Short-term liquidity gaps may be funded through repurchase agreements and commercial paper bills.
There were no material changes in the exposure to liquidity risk and its objectives, policies and processes for managing and measuring this risk during the 2008 financial year.
We had available credit facilities not utilized of R7.6 billion as of March 31, 2008.

Fair value of financial instruments
Fair value of all financial instruments noted in our balance sheet approximate carrying value.
The estimated net fair values as of March 31, 2008 have been determined using available market information and appropriate valuation methodologies as outlined below. This value is not necessarily indicative of the amounts that we could realize in the normal course of business.
Derivatives are recognized at fair value. The fair value of receivables, bank balances, repurchase agreements and other liquid funds, payables and accruals, approximate their carrying amount due to the short-term maturities of these instruments. The fair values of the borrowings disclosed herein are based on quoted prices or, where such prices are not available, the expected future payments discounted at market interest rates. The fair values of listed investments are based on quoted market prices.
For detailed information on our financial instruments and risk management, refer to note 12 of the
Telkom Group’s consolidated annual financial statements included herein.
Item 12. Description of securities other than equity securities
Not applicable.

PART II
Item 13. Defaults, dividend arrearages and delinquencies
None.
Item 14. Material modifications to the rights of security holders and use of proceeds
None.
Item 15. Controls and procedures
Disclosure controls and procedures
An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness, as of March 31,
2008, the end of the period covered by this annual report, of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Based on this evaluation, our chief executive officer and our chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective for recording, processing, summarizing and reporting the material information we are required to disclose in the reports we file or submit under the Exchange Act, within the time periods specified in the rules and forms of the SEC and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Telkom’s management, including its chief executive officer and chief financial officer, recognize that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving management’s control objective.
Telkom’s management, including its chief executive officer and chief financial officer, believe that, as of March 31, 2008, Telkom’s disclosure controls and procedures were effective to provide reasonable assurance of achieving management’s control objectives.
Management’s report on internal control over financial reporting
Telkom’s management is responsible for establishing and maintaining adequate “internal control over financial reporting” as such term is defined under Exchange Act Rules 13a-15(f) and 15d-15(f).
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards, or IFRS.
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
In accordance with IFRS, the audited consolidated financial statements of the Telkom group include the proportionately-consolidated results of our Vodacom Group (Proprietary) Limited joint venture. As provided by the SEC in “Management’s Report on Internal Control over Financial
Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked
Questions”, revised September 24, 2007 (SEC Section 404 FAQs) and supported by the International
Practices Task Force (IPTF) of the SEC Regulations Committee, management’s assessment does not include an assessment of the internal control over financial reporting of this joint venture as management does not have the ability to dictate or modify the controls of this joint venture and does not have the ability, in practice, to assess these controls. Accordingly, management’s conclusion regarding the effectiveness of its internal control over financial reporting does not extend to the internal controls of this entity. The total assets, net assets, total revenues and net income of this joint venture represent approximately 24%, 18%, 43% and 49%, respectively, of the Telkom Group’s related consolidated financial statements as of and for the year ended March 31, 2008.
The audited consolidated financial statements of the Telkom Group for the 2008 financial year include the results of the business acquisition of Multi-Links Telecommunications Ltd acquired effective May 1, 2007. As permitted by the SEC’s June 23, 2004 implementation guidance to issuers relating to the SEC’s final rules on internal control over financial reporting, Management’s assessment does not include an assessment of the internal control over financial reporting of this acquisition. The total assets, net assets, total revenues and net income of the acquisition represent approximately 3%,
1%, 2% and 1%, respectively, of the Telkom Group’s related consolidated financial statement totals and of and for the year ended March 31, 2008.
Management has assessed the effectiveness of internal control over financial reporting as of
March 31, 2008. In making its assessment, management has based its assessment on the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in
Internal Control – Integrated Framework. Management concluded, and hereby reports that based on its assessment, Telkom’s internal control over financial reporting was effective as of March 31, 2008.
The independent registered public accounting firm Ernst & Young has issued an audit report on the effectiveness of the Telkom Group’s internal control over financial reporting as of March 31, 2008. This report is included herein.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Telkom SA Limited
We have audited Telkom SA Limited’s (“Telkom” or the “Company”) internal control over financial reporting as of March, 31 2008, based on criteria established in Internal Control– Integrated
Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the
COSO criteria). Telkom’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s report on internal control over financial reporting.” Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying “Management’s report on internal control over financial reporting” appearing under item 15 of the Company’s Form 20-F, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Vodacom Group (Proprietary) Limited, an entity that is under joint control of the Company, which is included in the March 31, 2008 consolidated financial statements of Telkom SA Limited and constituted R17,088 million and R5,903 million of total and net assets, respectively, as of March 31,
2008 and R24,089 million and R3,979 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of March 31, 2008 also did not include an evaluation of the internal control over financial reporting of Vodacom Group (Proprietary)
Limited.
As also indicated in the accompanying “Management’s report on internal control over financial reporting” appearing under item 15 of the Company Form 20-F, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Multi-Links Telecommunications Ltd, an entity that was acquired effective May 1, 2007, which is included in the March 31, 2008 consolidated financial statements of Telkom SA Limited and constituted R2,206 million and R313 million of total and net assets, respectively, as of March 31, 2008 and R845 million and R49 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of March 31, 2008 also did not include an evaluation of the internal control over financial reporting of Multi-Links Telecommunications Ltd.
In our opinion, Telkom maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting
Oversight Board (United States), the consolidated balance sheets as at March 31, 2008, 2007 and
2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008 of Telkom and our report dated
July 11, 2008 expressed an unqualified opinion thereon.
ERNST & YOUNG Inc.
Pretoria
Republic of South Africa
July 11, 2008
Changes in Internal Control Over Financial Reporting
There have been no changes in Telkom’s internal controls over financial reporting during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect,
Telkom’s internal control over financial reporting.

Item 16A. Audit committee financial expert
Our board of directors has determined that the chairman of our audit committee, Mr. Sibusiso
Luthuli, is an audit committee financial expert within the meaning of Item 16A. (b) and (c) of the requirements of Form 20-F of the SEC. The SEC has determined that the audit committee financial expert designation does not impose on the person with that designation, any duties, obligations or liability that are greater than the duties, obligations or liabilities imposed on such person as a member of the audit committee of the board of directors in the absence of such designation. Mr. Luthuli is a qualified Chartered Accountant (SA).
Item 16B. Code of ethics
Telkom has adopted a business code of ethics and a disclosure of information policy that apply to all of our employees, including our chief executive officer, chief of finance and principal accounting officer or controller. Telkom’s business code of ethics, taken together with its disclosure of information policy, are designed to comply with the requirements of Item 16B of Form 20-F. Telkom’s business code of ethics seeks to instill in its employees the spirit of fairness, respect and ethical standards in dealing with Telkom’s stakeholders. In business dealings on behalf of Telkom, employees are expected to avoid activities that might give rise to conflicts of interest. Employees are expected to act in the exclusive interest of Telkom. Procedures have been put in place to deal with conflicts of interest where these arise in the course of employees’ day-to-day activities.
Telkom is committed to promoting the highest standards of behavior and compliance with laws and regulations. Therefore its business code of ethics is reviewed regularly to ensure that it keeps up with developments both inside and outside Telkom.
We have incorporated by reference our business code of ethics and disclosure policy as exhibits to this annual report.
Item 16C. Principal accountant fees and services
The following table sets forth the aggregate audit fees, audit related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than audit fees, audit related fees and tax fees for each of the 2007 and 2008 financial years:
Audit
All other
Audit fees
related fees
Tax fees
fees
(1)
Total
(ZAR millions)
2007 . . . . . . . . . . . . . . 48 – – 1 49
2008 . . . . . . . . . . . . . . 51 – – 51
Note:
(1) All other fees mainly include engagements for factual findings and the issuance of related certifications.
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
One member of Telkom’s Audit and Risk Management Committee (the “ARMC”), Ms. RJ Hultley, is
a representative of the Government of the Republic of South Africa. The Government of the Republic
of South Africa owned 39.8% of Telkom’s issued and 41.5% of Telkom’s outstanding ordinary shares and had additional approval rights as the holder of Telkom’s class A ordinary share, as of June 30,
2008.
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
Ms Huntley is not an executive officer of Telkom and is exempt from the prohibition on being affiliated persons of the issuer contained in Rule 10A-3(b)(1)(ii)(B) under the Exchange Act pursuant to Rule 10A-3(b)(1)(iv)(E) thereunder as representatives of the Government of the Republic of South
Africa, a foreign government. Telkom does not believe that its reliance on this exemption would materially adversely affect the ability of its ARMC to act independently and satisfy the other requirements of Rule 10A-3 of the Exchange Act.

As indicated above, Telkom’s audit and risk management committee is to consist of not less than three non-executive directors. As a result of the resignations of MJ Lamberti on June 3, 2008 and
AG Rhoda on July 3, 2008 from the Telkom board of directors and all committees thereof, Telkom’s audit and risk management committee currently consists of two non-executive directors, one of whom is a representative of the Government of South Africa. The board of directors is currently assessing the composition and membership of all the committees of its board of directors, including the audit and risk management committee, and intends to address any instances of non-compliance with their charters by the end of the 2008 calendar year. Telkom’s current articles of association requires shareholders to approve the appointment of any members of Telkom’s board of directors, other than the directors nominated by the class A and class B shareholders, and Telkom’s class A and class B shareholding rights granted in its current shareholders agreement that will expire in March 2011 restricts the board's ability to appoint independent members. Telkom’s board of directors expects to request a special general meeting in which it intends to propose an amendment to its current articles of association to permit the board of directors to appoint independent directors when a casual vacancy occurs, whom can then be retired and made available for re-election at the first annual general meeting following their appointment.
In addition, AG Rhoda, who served on the Telkom audit and risk management committee from
March 5, 2008 to July 3, 2008 was a representative of the Public Investment Corporation, an investment management company wholly owned by the South African Government. Because the
Public Investment Corporation directly beneficially owned 6.6% of Telkom’s issued and 6.8% of
Telkom’s outstanding shares and Black Ginger, a wholly owned subsidiary of the Public Investment
Corporation owned 9.0% of Telkom’s issued and 9.3% of Telkom’s outstanding ordinary shares and the class B ordinary share, AG Rhoda’s appointment to the Telkom audit and risk management committee may have violated the New York Stock Exchange rules and Rule 10A-3(b)(1) of the
Exchange Act that require that each member of the audit committee of a listed issuer to be independent. Any such violation was corrected by AG Rhoda’s resignation on July 3, 2008.

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers
Ordinary shares
In 2004 Telkom embarked on a share repurchase program to acquire shares to be used for the
Telkom conditional share plan, and to facilitate share repurchase activities for purposes other than for the Telkom conditional share plan. The following table sets forth information with respect to Telkom’s share repurchases in the 2008 financial year.
(c) Total
(d) Maximum
number of
number of
shares
shares
purchased
that may
(b) Average
as part of
yet be
(a) Total
price
publicly
purchased
number of
paid per
announced
under the
shares
share
plans or
plans or
purchased
ZAR
programs
programs
(1)
For the year ended March 31, 2008
January 22 to January 31, 2008 . . . . . . . . . 2,284,900 139.29 2,284,900 61,378,924
February 1 to February 29, 2008 . . . . . . . . 8,236,444 135.35 8,236,444 53,142,480
March 3 to March 6, 2008 . . . . . . . . . . . . 1,550,000 138.25 1,550,000 51,592,480
Note:
(1) The shareholders of Telkom provided general approval for the share repurchase program at the Annual General Meeting held on October 20, 2006. This approval was valid until the next Annual General Meeting or for 15 months from date of the resolution, whichever period is shorter. The shareholders of Telkom again provided general approval for the share repurchase program at the Annual General Meeting held on October 26, 2007. This approval is valid until the next Annual
General Meeting or for 15 months from date of the resolution, whichever period is shorter. The repurchases are subject to the provisions of the Companies Act, 61 of 1973, as amended, and the Listing Requirements of the JSE. In terms of the
South African Companies Act, 61 of 1973, as amended, a subsidiary company may not acquire more than 10% of the shares in its holding company and if the holding company acquires its own shares directly, such shares must be cancelled.
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
Documents filed as exhibits to this annual report:
Exhibits
Description
1.1 Memorandum and Articles of Association of Telkom S.A. Limited (“Telkom”)
(2)
1.2
Special Resolution passed on January 16, 2003, to change the Memorandum and
Articles of Association of Telkom
(1)
1.3
Special Resolution passed on October 20, 2006, to change the Memorandum and
Articles of Association of Telkom
(1)
1.4
Special Resolution passed on October 26, 2007, to change the Memorandum and
Articles of Association of Telkom
(1)
2.1
Form of Ordinary Share Certificate (Incorporated by reference to Exhibit 4.1 to the
Form F-1)
(2)
2.2
Deposit Agreement, dated as of March 3, 2003, among Telkom, the Bank of New
York, as Depositary, and Owners and Beneficial Owners of American Depositary
Receipts issued thereunder, including the form of American Depositary Receipt
(Incorporated by reference to Exhibit 4.2 to the F-1)
(2)
4.1
Agreement, dated July 31, 2000, between Telkom and Total Facilities Management
Company (Pty) Limited (Incorporated by reference to Exhibit 10.3 to the F-1)
(2)
4.2
Exclusive Facilities Management Services Agreement, dated March 31, 2001, between Telkom and systems Applications Project (Africa) (Pty) Limited (Incorporated
by reference to Exhibit 10.4 to the F-1)
(2)
4.3
Multiparty Implementation Agreement, dated September 30, 1993, among Telkom,
Vodacom Group (Pty) Limited, Mobile Telephone Network (Pty) Limited, the
Postmaster General and the Government of the Republic of South Africa
(Incorporated by reference to Exhibit 10.5 to the F-1)
(2)
4.4
Interconnection Agreement, dated February 16, 1994, among Telkom and Vodacom
Group (Pty) Limited, as amended by agreements among Telkom, Vodacom Group
(Pty) Limited and MTN on August 22, 1996, January 12, 1998, July 21, 1998 and
September 4, 2001 (Incorporated by reference to Exhibit 10.6 to the F-1)
(2)
4.5
Interconnection Agreement, dated February 16, 1994, among Telkom and MTN, as amended by agreements among Telkom, Vodacom Group (Pty) Limited and MTN on
August 22, 1996, January 12, 1998, July 21, 1998, and September 14, 2001
(Incorporated by reference to Exhibit 10.7 to the F-1)
(2)
4.6
Interconnection Agreement, dated August 31, 2001, between Telkom SA Limited and
Cell C, as amended by agreement among Telkom, Vodacom Group (Pty) Limited and
Cell C, dated September 18, 2001 (Incorporated by reference to Exhibit 10.8 to the F-1)
(2)
4.7
Joint Venture Agreement, dated March 31, 1995, between Telkom, Vodafone Group plc, Rembrandt Group Limited, Vodacom Group, Vodacom, Vodac and Vodafone
Holdings (SA) (Pty) Limited (Incorporated by reference to Exhibit 10.9 to the F-1)
(2)

4.8
Registration Rights Agreement, dated January 16, 2003, among the Minister of
Communications of the Government of the Republic of South Africa, Thintana
Communications LLC and Telkom SA Limited (Incorporated by reference to Exhibit 10.11 to the F-1)
(2)
4.9
Telkom Conditional Share Plan (Incorporated by reference to Exhibit 4.11 to Telkom’s
Annual Report on Form 20-F for the year ended March 31, 2004 (the “20-F”))
(2)
4.10
Service Agreement between Telkom SA Limited and Papi Molotsane (Incorporated by
reference to Exhibit 4.10 of Telkom’s Annual Report on Form 20-F for the year ended
March 31, 2006)
(2)
4.11 Service Agreement between Telkom SA Limited and Reuben September
(1)
4.12
Interconnection Agreement, dated February 6, 2007, between Telkom and Neotel
(Pty) Limited on January 25, 2007 and February 6, 2007.
(1)
8.1 Subsidiaries of Telkom
(2)
11.1
Telkom SA Limited Business Code of Ethics (Incorporated by reference to Exhibit 11.1 to the 20-F)
(2)
11.2
Telkom SA Limited Disclosure of Information Policy (Incorporated by reference to
Exhibit 11.2 to the 20-F)
(2)
12.1
Certification of chief executive officer pursuant to 17 CFR 240.13a 14(a), promulgated under Section 302 of the Sarbanes Oxley Act of 2002
(1)
12.2
Certification of chief financial officer pursuant to 17 CFR 240.13a 14(a), promulgated under Section 302 of the Sarbanes Oxley Act of 2002
(1)
13.1
Certification of chief executive officer and chief financial officer furnished pursuant to Rule 13a 14(b) (17 CFR 240.13a 14(b)) or Rule 15d 14(b) (17 CFR 240.15d 14(b))
and Section 1350 of Chapter 63 of Title 18 of the United States Code
(18 U.S.C.1350), promulgated under Section 906 of the Sarbanes Oxley Act of 2002
(1)
Notes:
(1) Filed herewith.
(2) Incorporated by reference.

Ernst & Young Inc.
Wanderers Office Park
52 Corlett Drive, Illovo
Private Bag X14
Northlands 2116
Tel:
00 27 (0)11 772-3000
Fax:
00 27 (0)11 772-4000
Docex
123 Randburg
Website
www.ey.com/za

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TELKOM SA LIMITED
We have audited the accompanying consolidated balance sheets of Telkom SA Limited (‘Telkom’) and its subsidiaries (together ‘the Group’) as of March 31, 2008, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended set out on pages F3 to F98. These financial statements are the responsibility of the Group’s directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Vodacom Group (Proprietary) Limited, a 50% joint venture proportionally consolidated, which statements reflect total assets constituting 24%, 24% and 22% at March 31, 2008, 2007 and
2006, respectively, and total revenues constituting 43%, 40% and 36% for the years ended March 31, 2008, 2007 and 2006, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vodacom Group (Proprietary) Limited, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above presen fairly, in all material respects, the consolidated financial position of Telkom SA Limited and its subsidiaries at March 31, 2008, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards.

As described in Note 2 to the consolidated annual financial statements, in 2008 the Group adopted new and amended accounting standards, IAS 1 Presentation of Financial Statements (Revised) and IFRS 7 Financial Instruments: Disclosures.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States), the effectiveness of Telkom SA Limited’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO) and our report dated July 11, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG Inc.
Pretoria
Republic of South Africa
July 11, 2008

Consolidated income statement
for the three years ended March 31, 2008
Total revenue
3.1
48,260
52,157
56,865
Operating revenue
3.2
47,625
51,619
56,285
Other income
4
480
384
534
Operating expenses
33,428
37,533
42,337
Employee expenses
5.1
7,489
8,454
9,220
Payments to other operators
5.2
6,826
7,590
9,169
Selling, general and administrative expenses
5.3
10,273
12,902
14,409
Service fees
5.4
2,114
2,291
2,571
Operating leases
5.5
850
981
838
Depreciation, amortisation, impairment and write-offs
5.6
5,876
5,315
6,130
Operating profit
14,677
14,470
14,482
Investment income
6
397
235
197
Finance charges and fair value movements
7
1,223
1,125
1,803
Interest
1,346
1,327
1,885
Foreign exchange and fair value movement
(123)
(202)
(82)
Profit before taxation
13,851
13,580
12,876
Taxation
8
4,523
4,731
4,704
Profit for the year
9,328
8,849
8,172
Attributable to:
Equity holders of Telkom
9,189
8,646
7,975
Minority interest
139
203
197
9,328
8,849
8,172
Basic earnings per share (cents)
9
1,746.1
1,681.0
1,565.0
Diluted earnings per share (cents)
9
1,736.6
1,676.3
1,546.9
Dividend per share (cents)
9
900.0
900.0
1,100.0
2006
2007
2008
Notes
Rm
Rm
Rm

Consolidated balance sheet
at March 31, 2008
Assets
Non-current assets
44,813
48,770
57,763
Property, plant and equipment
10
37,274
41,254
46,815
Intangible assets
11
3,910
5,111
8,468
Investments
13
2,894
1,384
1,448
Deferred expenses
14
254
270
221
Finance lease receivables
15
–
158
206
Deferred taxation
16
481
593
605
Current assets
12,731
10,376
12,609
Short-term investments
13
69
77
51
Inventories
17
814
1,093
1,287
Income tax receivable
33
–
520
9
Current portion of deferred expenses
14
226
287
362
Current portion of finance lease receivables
15
–
88
166
Trade and other receivables
18
6,399
7,303
8,986
Other financial assets
19
275
259
614
Cash and cash equivalents
20
4,948
749
1,134
Total assets
57,544
59,146
70,372
Equity and liabilities
Equity attributable to equity holders of Telkom
29,165
31,724
32,815
Share capital and premium
21
6,791
5,329
5,208
Treasury shares
22
(1,809)
(1,774)
(1,638)
Share-based compensation reserve
23
151
257
643
Non-distributable reserves
24
1,128
1,413
1,292
Retained earnings
25
22,904
26,499
27,310
Minority interest
26
301
284
522
Total equity
29,466
32,008
33,337
Non-current liabilities
12,391
8,554
15,104
Interest-bearing debt
27
7,655
4,338
9,403
Other financial liabilities
19
–
36
919
Provisions
28
2,677
1,443
1,675
Deferred revenue
14
991
1,021
1,128
Deferred taxation
16
1,068
1,716
1,979
Current liabilities
15,687
18,584
21,931
Trade and other payables
30
6,103
7,237
8,771

Shareholders for dividend
34
4
15
20
Current portion of interest-bearing debt
27
3,468
6,026
6,330
Current portion of provisions
28
1,660
2,095
2,181
Current portion of deferred revenue
14
1,975
1,983
2,593
Income tax payable
33
1,549
594
323
Other financial liabilities
19
235
193
371
Credit facilities utilised
20
693
441
1,342
Total liabilities
28,078
27,138
37,035
Total equity and liabilities
57,544
59,146
70,372
2006
2007
2008
Notes
Rm
Rm
Rm

Consolidated statement of changes in equity
for the three years ended March 31, 2008
Balance at April 1, 2005
5,570 2,723 (1,812) 68
360     19,232    26,141
220     26,361
Total income and expense for the year 52 9,189 9,241 132 9,373
Profit for the year 9,189 9,189 139 9,328
Foreign currency translation reserve (net of
tax of RNil) (refer to note 24)
52 52 (7) 45
Dividend declared (refer to note 34)
(4,801)    (4,801)
(78)    (4,879)
Transfer to non-distributable reserves
(refer to note 24)
716 (716) – –
Shares vested and re-issued (refer to note 23) 3 (3) – –
Increase in share-based compensation reserve
(refer to note 23)
86 86 86
Acquisition of subsidiaries and minorities
(refer to note 35)
– 27 27
Shares bought back and cancelled (refer to note 21)
(121)   (1,381)
(1,502) (1,502)
Balance at March 31, 2006
5,449 1,342 (1,809) 151
1,128     22,904     29,165
301     29,466
Total income and expense for the year 46 8,646 8,692 217 8,909
Profit for the year 8,646 8,646 203 8,849
Foreign currency translation reserve (net of tax
of R4 million) (refer to note 24)
46 46 14 60
Dividend declared (refer to note 34)
(4,678)    (4,678)
(166)     (4,844)
Transfer to non-distributable reserves
(refer to note 24)
239 (239) – –
Increase in share-based compensation reserve
(refer to note 23)
141 141 141
Shares vested and re-issued (refer to note 23) 35 (35) – –
Acquisition of subsidiaries and minorities
(refer to note 35)
– (68) (68)
Shares bought back and cancelled (refer to note 21)
(120)     (1,342)
(134)     (1,596)
(1,596)
Balance at March 31, 2007
5,329 – (1,774) 257
1,413     26,499     31,724
284     32,008
Total income and expense for the year 529 7,975 8,504 226 8,730
Profit for the year
7,975 7,975 197 8,172
Revaluation of available-for-sale investment
(net of tax of R1 million)
8 8 8
Foreign currency translation reserve (net of
tax of R6 million) (refer to note 24)
521 521 29 550
Dividend declared (refer to note 34)
(5,627)   (5,627)
(65)    (5,692)
Transfer to non-distributable reserves
(refer to note 24)
11 (11) – –
Increase in share-based compensation reserve
(refer to note 23)
522 522 522
Shares vested and re-issued (refer to note 23) 136 (136) – –
Acquisition of subsidiaries and minorities
(refer to note 35)
– 77 77
Shares bought back and cancelled (refer to note 21) (121)
(1,526)    (1,647)
(1,647)
Minority put option (refer to notes 19 and 24) (661) (661) (661)
Balance at March 31, 2008 5,208 – (1,638) 643
1,292      27,310    32,815
522     33,337

Attributable to equity holders of Telkom
Share-
based Non-
compen- distri-
Share
Share  Treasury
sation
butable  Retained
Minority Total
capital   premium
shares
reserve reserves   earnings
Total interest equity
Rm Rm Rm Rm Rm Rm Rm Rm Rm

Consolidated cash flow statement
for the three years ended March 31, 2008
Cash flows from operating activities
9,506
9,356
10,603
Cash receipts from customers
46,958
50,979
55,627
Cash paid to suppliers and employees
(27,234)
(30,459)
(34,371)
Cash generated from operations
31
19,724
20,520
21,256
Interest received
482
422
433
Dividends received
6
50
3
–
Finance charges paid
32
(1,316)
(1,115)
(1,077)
Taxation paid
33
(4,550)
(5,690)
(4,277)
Cash generated from operations before dividend paid
14,390
14,140
16,335
Dividend paid
34
(4,884)
(4,784)
(5,732)
Cash flows from investing activities
(7,286)
(10,412)
(14,106)
Proceeds on disposal of property, plant and equipment and intangible assets
92
54
169
Proceeds on disposal of investments
493
77
8
Additions to property, plant and equipment and intangible assets
(7,396)
(10,037)
(11,657)
Acquisition of subsidiaries and minorities
35
–
(445)
(2,462)
Additions to other investments
(475)
(61)
(164)
Cash flows from financing activities
(258)
(2,920)
2,943
Loans raised
4,123
5,624
23,877
Loans repaid
(7,399)
(6,922)
(19,315)
Shares bought back and cancelled
(1,502)
(1,596)
(1,647)
Finance lease obligation repaid
(24)
(37)
(61)
Decrease in net financial assets
4,544
11
89
Net increase/(decrease) in cash and cash equivalents
1,962
(3,976)
(560)
Net cash and cash equivalents at beginning of the year
2,301
4,255
308
Effect of foreign exchange rate differences
(8)
29
44
Net cash and cash equivalents at end of the year
20
4,255
308
(208)
2006
2007
2008
Notes
Rm
Rm
Rm

Notes to the consolidated annual financial statements
for the three years ended March 31, 2008
1.
Corporate information
Telkom SA Limited (‘Telkom’) is a company incorporated and
domiciled in the Republic of South Africa (‘South Africa’) whose shares are publicly traded. The main objective of Telkom, its subsidiaries and joint ventures (‘the Group’) is to supply
telecommunication, broadcasting, multimedia, technology,
information and other related information technology services to the general public, as well as mobile communication services through the Vodacom Group (Proprietary) Limited (‘Vodacom’) in
South Africa and certain other African countries. The Group’s services and products include:
•   fixed-line subscription and connection services to postpaid, prepaid and private payphone customers using PSTN lines,
    including ISDN lines, and the sale of subscription based value-
    added voice services and customer premises equipment rental and sales;
•   fixed-line traffic services to postpaid, prepaid and payphone customers, including local, long distance, fixed-to-mobile,
international outgoing and international voice-over-internet protocol traffic services;
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
•   mobile communications services, including voice services, data services, value-added services and handset sales through
Vodacom; and
•   other services including directory services, through our TDS
Directory Operations Group, wireless data services, through our
Swiftnet (Proprietary) Limited subsidiary, television media
services through our Telkom Media Group, internet services
outside South Africa, through our Africa Online Limited
subsidiary and information, communication and
telecommunication operating services in Nigeria, through our newly acquired Multi-Links Telecommunications Limited subsidiary.
2.
Significant accounting policies
Basis of preparation
The consolidated annual financial statements comply with
International Financial Reporting Standards (‘IFRS’) of the
International Accounting Standards Board (‘IASB’) and the
Companies Act of South Africa, 1973.
The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments and share-based payments which are measured at grant date fair value.
Details of the Group’s significant accounting policies are set out below, and are consistent with those applied in the previous financial year except for the following:
•   adoption of amendment to IAS1;
•   adoption of IFRS7, IFRIC8, IFRIC9, IFRIC10, IFRIC11 and
Circular 8/2007; and
•   identification of a new segment.
The principal effects of these changes are discussed below.
Adoption of amendments to standards and new
interpretations
The following revised standards and interpretations have been adopted during the year under review:
Amendment to IAS1 Presentation of Financial Statements
This amendment is effective for annual periods beginning on or after January 1, 2007. As a result of the pronouncement of IFRS7
Financial Instruments: Disclosures, IAS1 has been amended to require the disclosure of the entity’s objective, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and if it has not complied, the
consequences of such non-compliance. The impact of this
amendment has been disclosed under note 12.
IFRS7 Financial Instruments: Disclosures
This standard is effective for annual periods beginning on or after
January 1, 2007. IFRS7 supersedes disclosure in IAS32. All
financial instruments disclosures will now be provided in terms of
IFRS7. One of the main disclosure requirements added by IFRS7 is that an entity must group its financial instruments into classes of similar instruments, and when disclosures are required, make disclosures by class. IFRS7 also requires information about the significance of financial instruments and information about the nature and extent of risks arising from financial instruments. The impact of this standard is to expand on certain disclosures relating to financial instruments and requires certain additional disclosures
(refer to note 12).
IFRIC8 Scope of IFRS2
The interpretation is effective for annual periods beginning on or after May 1, 2006. The interpretation clarifies that IFRS2 applies to transactions in which an entity receives goods or services as consideration for equity instruments of the entity. This includes transactions in which the entity cannot identify specifically some or all of the goods or services received. The impact of the interpretation on the consolidated annual financial statements is not material since the Group has not transacted with other parties using equity as a purchase consideration for the transaction, other than those paid to employees in share-based payment transactions.
IFRIC9 Reassessment of Embedded Derivatives
The interpretation is effective for annual periods beginning on or after June 1, 2006. The interpretation clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. It further clarifies that reassessment is only allowed when there is a change in the terms of the contract which significantly modifies the cash flows that would otherwise be required under the contract. The interpretation does not have a material impact on the consolidated annual financial statements.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

2.
Significant accounting policies
(continued)
Adoption of amendments to standards and
new interpretations (continued)
IFRIC10 Interim Financial Reporting and Impairment
The interpretation is effective for annual periods beginning on or after November 1, 2006. The interpretation clarifies that an entity should not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or financial asset carried at cost. The interpretation does not have a material impact on the consolidated annual financial statements.
IFRIC11 IFRS2 – Group and Treasury Share Transactions
The interpretation is effective for annual periods beginning on or after March 1, 2007. The interpretation clarifies that regardless of whether the entity chooses or is required to buy equity
instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement by
delivery of its own shares, the transaction should be accounted for as equity settled. This interpretation also applies regardless of whether the employee’s rights to the equity instruments were granted by the entity itself or by its shareholders or was settled by the entity itself or its shareholders. Share-based payments involving the Group’s own equity instruments in which the Group chooses or is required to buy its own equity instruments to settle the share-based payment obligation are currently accounted for as equity-settled share-based payment transactions under IFRS2. The interpretation has had no impact on the consolidated annual
financial statements.
Circular 8/2007 Headline earnings
The circular was issued by the South African Institute of Chartered
Accountants (SAICA) and is applicable for financial periods ending on or after August 31, 2007. Circular 8/2007 supersedes Circular
7/2002 and it defines rules for calculating headline earnings per share, which is an additional per share measure permitted by
IAS33 Earnings per Share. It further requires a disclosure of a detailed reconciliation of headline earnings to the earnings numbers used in the calculation of basic earnings per share in accordance with the requirements of IAS33. The Group adopted the provisions of Circular 8/2007 in the reporting period
beginning on April 1, 2007 and the adoption has had no impact other than additional disclosure as required by the Circular.
Accounting pronouncements not yet adopted
The Group has not early adopted the following standards,
interpretations and amendments that have been issued and are not yet effective:
IFRS2 Vesting Conditions and Cancellations.
This amendment is effective for annual periods beginning on or after January 1, 2009. The amendments to IFRS2 Share-based
Payment clarifies the definition of vesting conditions and the accounting treatment of cancellations by the counterparty to a share-based arrangement. All features of a share-based payment arrangement other than service conditions and performance
conditions will be considered to be non-vesting conditions. IFRS2
(as revised) specifies that, when estimating the fair value of equity instruments granted, an entity shall take into account all non-vesting conditions (i.e. all conditions other than service and performance conditions) and vesting conditions that are market conditions (i.e.
conditions that are related to the market price of the entity’s equity instruments – for example, attaining a specified share price). The impact of this amendment is currently being evaluated.
IFRS3 Business Combinations-comprehensive revision on
applying the acquisition method
The revised standard is effective for annual periods beginning on or after July 1, 2009. The revised IFRS3 requires the consideration for the acquisition, including the fair value of any contingent consideration payable to be measured at fair value at the
acquisition date. The revised standard only permits subsequent changes to the measurement of contingent consideration as a
result of additional information about facts and circumstances that existed at the acquisition date. All other changes (e.g. changes resulting from events after the acquisition date such as the acquiree meeting an earnings target, reaching a specified share price, or meeting a milestone on a research and development
project) are recognised in profit or loss.
Acquisition-related costs are now required to be expensed.
Business combinations involving only mutual entities and business combinations achieved by contract alone have also been included in IFRS3.
Consequential amendments arising from revisions to IFRS3
on IAS27 Consolidated and separate financial statements
The revised IAS27 specifies that changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions. No gain or loss is recognised on such transactions and goodwill is not re-
measured. Any difference between the change in the Non
Controlling Interest and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent.
Consequential amendments arising from revisions to IFRS3
on IAS28 Investments in Associates; IAS31 Interests in
Joint Ventures
Amendments to IAS28 and IAS31 extend the treatment required
for loss of control to these standards. For partial disposals of associates and joint ventures, the amended standards stipulate that if an investor loses significant influence over an associate, it derecognises that associate and recognises in profit or loss the difference between the sum of the proceeds received and any
retained interest, and the carrying amount of the investment in the associate at the date significant influence is lost. A similar treatment is required when an investor loses joint control over a jointly controlled entity. The possible impact of this standard is currently being evaluated.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
2.
Significant accounting policies (continued)
Accounting pronouncements not yet adopted (continued)
IFRS8 Operating Segments
This standard is effective for annual periods beginning on or after
January 1, 2009. The significant change to the standard is that it requires segments to be disclosed based on the information that management uses to make decisions about operating matters.
IFRS8 sets out the requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. IFRS8 further requires the entity to disclose factors used to identify the entity’s operating segments and type of products and services from which each operating
segment derives its revenues. The impact of this standard is currently being evaluated.
IAS1 Presentation of Financial Statements (revised)
The revised standard is effective for annual periods beginning on or after January 1, 2009. The changes made to IAS1 require
information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of
comprehensive income. This will enable users to analyse changes in a Group’s equity resulting from transactions with owners in their capacity as owners (such as dividends and share repurchases)
separately from ‘non-owner’ changes (such as transactions with third parties). The revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two
separate statements.
The revisions include changes in the titles of some of the financial statements to reflect their function more clearly. The new titles will be used in accounting standards, but are not mandatory for use in financial statements. The impact of this standard will be that the presentation of the financial statements will change.
IAS23 Borrowing Costs
The revised standard requires all borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset to be capitalised. The revised Standard applies to borrowing costs relating to qualifying assets for which the
commencement date for capitalisation is on or after January 1,
2009. The Group does not expect the adoption of the standard to have a material impact since the Group has always applied the allowed alternative of capitalising borrowing costs under the current standard.
Amendment to IAS32 Financial Instruments Presentation
and IAS1 Presentation of Financial Statements, puttable
financial instruments
The amendment is effective for annual periods beginning on or after January 1, 2009. In January 2008, the IASB amended
IAS32 and IAS1 Presentation of Financial Statements with respect to the balance sheet classification of puttable financial instruments and obligations arising only on liquidation. As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity because they represent the residual interest in the net assets of the entity.
The impact of this amended standard is currently being evaluated.
IFRIC12 Service Concession Arrangements
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
The interpretation provides guidance on the recognition and
measurement of the various aspects of service concession
arrangements from an operator’s perspective. The impact of this interpretation is currently being evaluated.
IFRIC13 Customer Loyalty Programmes
The interpretation is effective for annual periods beginning on or after July 1, 2008. The interpretation addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. It specifically requires these entities to recognise the obligation to provide free or discounted goods or services (‘awards’) to customers who
redeem award credits. The interpretation requires companies to estimate the value of the points to the customer and defer this amount of revenue and recognise a liability until they have fulfilled their obligations to supply awards. In effect, the award is
accounted for as a separate component of the sale transaction. The possible impact of this interpretation is currently being evaluated.
IFRIC14 The Limit on a Defined Benefit Asset, Minimum
Funding Requirements and their Interaction
The interpretation is effective for annual periods beginning on or after January 1, 2008. The interpretation addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS19 on the measurement of the defined
benefit asset. When determining the limit on a defined benefit asset in accordance with IAS19.58, IFRIC14 requires an entity to measure any economic benefits available to them in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan and any statutory requirements in the jurisdiction of the plan.
The interpretation states that the employer only needs to have an unconditional right to use the surplus at some point during the life of the plan or on its wind up in order for a surplus to be recognised. The Group is currently evaluating the potential impact that the interpretation will have on the financial position or results of operations.
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

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

2.
Significant accounting policies (continued)
Significant accounting judgements and
estimates (continued)
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
Impairments of property, plant and equipment and
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
Where impairment indicators exist, the determination of the
recoverable amount of a cash-generating unit requires management to make assumptions to determine the fair value less costs to sell and value in use. Key assumptions on which management has
based its determination of fair value less costs to sell include the existence of binding sale agreements, and for the determination of value in use include projected revenues, gross margins, average revenue per asset component, capital expenditure, expected
customer bases and market share. The judgements, assumptions and methodologies used can have a material impact on the fair value and ultimately the amount of any impairment.
Impairment of other financial assets
At each balance sheet date management assesses whether there are indicators of impairment of financial assets, including equity investments. If such evidence exists, the estimated present value of the future cash flows of that asset is determined. Management judgement is required when determining the expected future cash flows. To determine whether the decline in fair value is prolonged, reliance is placed on an assessment by management regarding the future prospects of the investee. In measuring impairments,
quoted market prices are used, if available, or projected business plan information from the investee is used for those financial assets not carried at fair value.
Impairment of receivables
An impairment is recognised on trade receivables that are assessed to be impaired. The impairment is based on an assessment of the extent to which customers have defaulted on payments already due and an assessment on their ability to make payments based on their credit worthiness and historical write-offs experience.
Should the assumptions regarding the financial condition of the customer change, actual write-offs could differ significantly from the impaired amount.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
2.
Significant accounting policies (continued)
Significant accounting judgements and
estimates (continued)
Leases
The determination of whether an arrangement is, or contains a lease is based on whether, at the date of inception, the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any
incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incident to ownership.
Deferred taxation asset
Management judgement is exercised when determining the
probability of future taxable profits which will determine whether deferred tax assets should be recognised or derecognised. The realisation of deferred tax assets will depend on whether it is possible to generate sufficient taxable income, taking into account any legal restrictions on the length and nature of the taxation asset. When deciding whether to recognise unutilised taxation credits, management needs to determine the extent that future payments are likely to be available for set-off. In the event that the assessment of future payments and future utilisation changes, the change in the recognised deferred tax asset must be
recognised in profit or loss.
Taxation
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
Management has made a judgement that all outstanding tax
credits will be available for utilisation before the tax regime change is effective, despite the change of “secondary tax on companies”
to withholding tax.
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
The obligation and assets related to each of the post-retirement benefits are determined through an actuarial valuation. The
actuarial valuation relies heavily on assumptions as disclosed in note 29. The assumptions determined by management make use
of information obtained from the Group’s employment agreements with staff and pensioners, market related returns on similar investments, market related discount rates and other available information. The assumptions concerning the expected return on assets and expected change in liabilities are determined on a uniform basis, considering long-term historical returns and future estimates of returns and medical inflation expectations. In the event that further changes in assumptions are required, the future amounts of post-retirement benefits may be affected materially.

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

Telkom provides equity compensation in the form of the Telkom
Conditional Share Plan to its employees. The related expense and reserve are determined through an actuarial valuation which relies heavily on assumptions. The assumptions include employee
turnover percentages and whether specified performance criteria will be met. Changes to these assumptions could affect the amount of expense ultimately recognised in the financial statements.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

2.
Significant accounting policies (continued)
Significant accounting judgements and
estimates (continued)
Provisions and Contingent liabilities
Management judgement is required when recognising and
measuring provisions and when measuring contingent liabilities as set out in notes 28 and 38 respectively. The probability that an outflow of economic resources will be required to settle the obligation must be assessed and a reliable estimate must be made of the amount of the obligation. Provisions are discounted where the effect of discounting is material based on management’s
judgement. The discount rate used is the rate that reflects current market assessments of the time value of money and, where
appropriate, the risks specific to the liability, all of which requires management judgement. The Group is required to recognise
provisions for claims arising from litigation when the occurrence of the claim is probable and the amount of the loss can be
reasonably estimated. Liabilities provided for legal matters require judgements regarding projected outcomes and ranges of losses based on historical experience and recommendations of legal
counsel. Litigation is however unpredictable and actual costs incurred could differ materially from those estimated at the balance sheet date.

Held-to-maturity financial assets

Management have reviewed the Group’s held-to-maturity financial assets in the light of its capital management and liquidity
requirements and have confirmed the Group’s positive intention and ability to hold those assets to maturity.

Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include those of Telkom, its foreign and domestic subsidiaries and joint ventures. Subsidiaries are those entities over which financial and operating policies the
Group has the ability to exercise control, so as to obtain majority of the benefits from their activities. Joint ventures are those enterprises over which the group exercises joint control in terms of a contractual agreement. Joint ventures are accounted for using the proportionate consolidation method on a line by line basis.
Intra-group balances and transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Transactions with jointly controlled entities together with related unrealised gains and losses and resulting balances are eliminated to the extent of the Group’s interest in the entities. Consolidation commences from the date that effective control passes to the Group.

Business combinations

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

Operating revenue

The Group provides fixed-line communication services, mobile communication services and other services. Other includes data services, directory services and communication related products.
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

Fixed-line and Other

Subscriptions, connections and other usage

The Group provides telephone and data communication services under post paid and prepaid payment arrangements. Revenue
includes fees for installation and activation, which are deferred over the expected customer relationship period. Costs incurred on first time installations that form an integral part of the network are capitalised and depreciated over the expected average customer relationship period. All other installation and activation costs are expensed as incurred.

Post paid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the
subscription period.

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

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
2.
Significant accounting policies (continued)
Operating revenue (continued)
Fixed-line and Other (continued)
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
Data
The Group provides data communication services under post paid and prepaid payment arrangements. Revenue includes fees for
installation and activation, which are deferred over the expected average customer relationship period. Costs incurred on first time installations that form an integral part of the network are
capitalised and depreciated over the life of the expected average customer relationship period. All other installation and activation costs are expensed as incurred. Post paid and prepaid service arrangements include subscription fees, typically monthly fees, which are recognised over the subscription period.
Directory services
Included in other are directory services. Revenue is recognised when paper directories are released for distribution, as the significant risks and rewards of ownership have been transferred to the buyer. Electronic directories’ revenue is recognised on a monthly basis, as earned.
Sundry revenue
Sundry revenue is recognised when the economic benefit flows to the Group and the earnings process is complete.
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

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

2.
Significant accounting policies (continued)
Operating revenue (continued)
Mobile (continued)
Data
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
Mobile number portability
Revenue transactions from mobile number portability are
accounted for in terms of current business rules and revenue recognition policies above.
Interest on debtors’ accounts
Interest is raised on overdue accounts on an effective interest rate method and recognised in the income statement.
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
A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses, unused tax credits and deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised, except in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures. Deferred income tax assets are recognised only to the extent that it is probable that temporary differences will reverse in the foreseeable future and taxable profit will be available against which temporary differences can be utilised.
Deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.
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
Exchange differences arising from the translation of foreign deferred taxation assets and liabilities of foreign entities where the functional currency is different to the local currency, are classified as a deferred taxation expense or income.
Secondary taxation on companies
Secondary taxation on companies (‘STC’) is provided for at a rate of 10% (12.5% before October 1, 2007) on the amount by
which dividends declared by the Group exceeds dividends received.
Deferred tax on unutilised STC credits is recognised to the extent that STC payable on future dividend payments is likely to be available for set-off.
Property, plant and equipment
At initial recognition acquired property, plant and equipment are recognised at their purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates. The recognised cost includes any directly attributable costs for preparing the asset for its intended use. The cost of an item of property, plant and equipment is recognised as an asset if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
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

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
2.
Significant accounting policies (continued)
Property, plant and equipment (continued)
The estimated useful life of individual assets and the depreciation method thereof are reviewed on an annual basis at balance sheet date. The depreciable amount is determined after taking into account the residual value of the asset. The residual value is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The residual values of assets are reviewed on an annual basis at balance sheet date.
Assets under construction represents freehold buildings, integral operating software, network and support equipment and includes all direct expenditure as well as related borrowing costs capitalised, but excludes the costs of abnormal amounts of waste material, labour, or other resources incurred in the production of self-
constructed assets.
Freehold land is stated at cost and is not depreciated. Amounts paid by the Group on improvements to assets which are held in terms of operating lease agreements are depreciated on a straight-
line basis over the shorter of the remaining useful life of the applicable asset or the remainder of the lease period. Where it is reasonably certain that the lease agreement will be renewed, the lease period equals the period of the initial agreement plus the renewal periods.
The estimated useful lives assigned to groups of property, plant and equipment are:
Years
Freehold buildings
15 to 40
Leasehold buildings
7 to 25
Network equipment
Cables
20 to 40
Switching equipment
2 to 18
Transmission equipment
5 to 18
Other
1 to 20
Support equipment
5 to 13
Furniture and office equipment
2 to 15
Data processing equipment and software
3 to 10
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
Intangible assets
Goodwill
Goodwill on acquisition is initially measured as being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, allocated to cash-generating units where relevant. Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses, once the impairment is recognised it is not reversed. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Licences, software, trademarks, copyrights and other

At initial recognition acquired intangible assets are recognised at their purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates. The recognised cost includes any directly attributable costs for preparing the asset for its intended use. Internally generated intangible assets are recognised at cost comprising all directly attributable costs necessary to create and prepare the asset to be capable of operating in the manner intended by management. Licences, software,
trademarks, copyrights and other intangible assets are carried at cost less accumulated amortisation and any accumulated impairmentlosses. Amortisation commences when the intangible assets are available for their intended use and is recognised on a straight-line basis over the assets’ expected useful lives. Amortisation ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognised.

The residual value of intangible assets is the estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated cost of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. Due to the nature of the asset the residual value is assumed to be zero unless there is a commitment by a third party to purchase the asset at the end of its useful life or when there is an active market that is likely to exist at the end of the asset’s useful life, which can be used to estimate the residual values. The residual values of intangible assets, amortisation methods and their useful lives are reviewed on an annual basis at
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
for the three years ended March 31, 2008

2.
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
2 to 10
Trademarks, copyrights and other
3 to 15
Asset retirement obligations
Asset retirement obligations related to property, plant and
equipment and intangible assets are recognised at the present value of expected future cash flows when the obligation to
dismantle or restore the site arises. The increase in the related asset’s carrying value is depreciated over its estimated useful life.
The unwinding of the discount is included in finance charges and fair value movements. Changes in the measurement of an existing liability that result from changes in the estimated timing or amount of the outflow of resources required to settle the liability, or a change in the discount rate are accounted for as increases or decreases to the original cost of the recognised assets. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a complete sale within one year from the date of classification. Assets are no longer depreciated when they are classified into the category.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets’ previous carrying amount and fair value less cost to sell.
Impairment of property, plant and equipment and
intangible assets
The Group regularly reviews its assets, other than financial instruments, and cash-generating units for any indication of impairment. When indicators, including changes in technology, market, economic, legal and operating environments occur and could result in changes of the asset’s or cash-generating unit’s estimated recoverable amount, an impairment test is performed.
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
for the three years ended March 31, 2008
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
Subsequent measurement
Subsequent to initial recognition, the Group classifies financial assets as ‘at fair value through profit or loss’, ‘held-to-maturity investments’, ‘loans and receivables’, or ‘available-for-sale’. The measurement of each is set out below and presented in a table in note 12.
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
This category includes bills of exchange and promissory notes.
Financial assets are classified as held for trading if they are acquired for the purpose of selling in the future. Derivatives not designated as hedges are also classified as held for trading. On remeasurement to fair value the gains or losses on held for trading financial assets are recognised in net finance charges and fair value movements for the year.
Gains and losses arising from changes in the fair value of the
‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘finance charges and fair value movements’ in the period which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group’s right to receive payment is established.
Held-to-maturity financial assets
The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity dates as held-to-
maturity when the Group has the positive intention and ability to hold to maturity. This category includes bills of exchange and promissory notes. These assets are subsequently measured at
amortised cost. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the
cumulative amortisation using the effective interest rate method.
This calculation includes all fees paid or received between parties to the contract. For investments carried at amortised cost, gains and losses are recognised in net profit or loss when the
investments are sold or impaired.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.
Such assets are carried at amortised cost using the effective interest rate method. Trade receivables are subsequently measured at the original invoice amount where the effect of discounting is not material.
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
Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in
amortised cost of the security and other changes in carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss, while translation differences on non-monetary securities are recognised in equity.
Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised directly in equity.
When an investment is derecognised or determined to be
impaired, the cumulative gain or loss previously recorded in equity is recognised in profit or loss.
Financial liabilities at fair value through profit or loss
Financial liabilities are classified as at fair value through profit or loss (‘FVTPL’) where the financial liability is either held for trading or it is designated as at FVTPL.
A financial liability is classified as held for trading:
•  if it is acquired for the purpose of settling in the near term; or
•  if it is a derivative that is not designated and effective as a hedging instrument.
Financial liabilities at a FVTPL are stated at fair value, with any resultant gains or losses recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability.
Other financial liabilities
Other financial liabilities are subsequently measured at amortised cost using the effective interest rate method, with interest expense recognised in finance charges and fair value movements, on an effective yield basis.
The effective interest rate is the rate that accurately discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.
Financial guarantee contracts
Financial guarantee contracts are subsequently measured at the higher of the amount determined in accordance with IAS37
Provisions, Contingent Liabilities and Contingent Assets or the
amount initially recognised less, when appropriate, cumulative amortisation, recognised in accordance with IAS18 Revenue.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

2.
Significant accounting policies (continued)
Financial instruments (continued)
Put option
A contract that contains an obligation for the Group to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability and is accounted for at the present value of the redemption amount. On initial recognition its fair value is reclassified directly from equity. Subsequent changes in the liability are included in profit or loss. On expiry or exercise of the option the carrying value of the liability is reclassified directly to equity.
Cash and cash equivalents
Cash and cash equivalents are measured at amortised cost. This comprise cash on hand, deposits held on call and term deposits with an initial maturity of less than three months when entered into.
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
Derecognition
A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the Group’s
contractual rights expire, financial assets are transferred or financial liabilities are extinguished. On derecognition of a financial asset or liability, the difference between the consideration and the carrying amount on the settlement date is included in finance charges and fair value movements for the year. For available-for-
sale assets, the fair value adjustment relating to prior revaluations of assets is transferred from equity and recognised in finance charges and fair value movements for the year.
Bonds and commercial paper bills are derecognised when the
obligation specified in the contract is discharged. The difference between the carrying value of the bond and the amount paid to extinguish the obligation is included in finance charges and fair value movements for the year.
Impairment of financial assets
At each balance sheet date an assessment is made of whether
there are any indicators of impairment of a financial asset or a group of financial assets based on observable data about one or more loss events that occurred after the initial recognition of the asset or the group of assets. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and
recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. The recoverable amount of
financial assets carries at amortised cost is calculated as the present value of expected future cash flows discounted at the original effective interest rate of the asset.
If, in a subsequent period, the amount of the impairment loss for financial assets decreases and the decrease can be related
objectively to an event occurring after the impairment was
recognised, the previously recognised impairment loss is reversed except for those financial assets classified as available-for-sale and carried at cost that are not reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. Reversals in respect of equity instruments classified as available-for-sale are not recognised.
Reversals of impairment losses on debt instruments classified as available-for-sale are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised through the income statement.
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
for the three years ended March 31, 2008
2.
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
Transfers to and from this reserve are treated as appropriations of retained earnings.
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
Assets acquired in terms of finance leases are capitalised at the lower of fair value or the present value of the minimum lease payments at inception of the lease and depreciated over the lesser of the useful life of the asset or the lease term. The capital element of future obligations under the leases is included as a liability in the balance sheet. Lease finance costs are amortised in the income statement over the lease term using a constant periodic rate of interest.
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
Actuarial gains and losses are recognised as employee expenses when the cumulative unrecognised gains and losses for each
individual plan exceed 10% of the greater of the present value of the Group’s obligation and the fair value of plan assets at the beginning of the year. These gains or losses are amortised on a straight-line basis over ten years for all the defined benefit plans, except gains or losses related to the pensioners in the Telkom
Retirement Fund or unless the standard required faster recognition.
For the Telkom Retirement Fund pensioners, the cumulative
unrecognised actuarial gains and losses in excess of the 10%
corridor at the beginning of the year are recognised immediately.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

2.
Significant accounting policies (continued)
Employee benefits (continued)
Defined benefit plans (continued)
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
Segmental reporting
As of the beginning of the year the Group identified a new
segment called ‘Other’, and is now managed in three business segments, which form the primary segment reporting basis: Fixed-
line, Mobile and Other. The Other business segment includes newly acquired Multi-Links Telecommunications Limited and Africa Online
Limited, as well as the Telkom Media Group. It also includes
TDS Directory Operations Group and Swiftnet (Proprietary)
Limited, which were previously included in the Fixed-line segment.
The corporate information has also been updated to reflect the above changes.
The Group’s three segments operate in South Africa, and other
African countries. The geographical location of the Group’s customers has been identified as the secondary basis for segment reporting.
The Fixed-line business segment provides local telephony and data, domestic and international long-distance services as well as leased lines, data transmission and internet access.
The Mobile business segment provides mobile telephony services as well as the sale of mobile equipment.
The Other business segment provides directory services, fixed, mobile, data and international telecommunication services
throughout other African countries.
Inter-segment transactions are accounted for in the same way as transactions to third parties at current market prices.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
3.
Revenue
3.1   Total revenue
48,260
52,157
56,865
Operating revenue
47,625
51,619
56,285
Other income (excluding profit on disposal of property, plant and equipment, intangible assets and investments, refer to note 4)
238
303
383
Investment income (refer to note 6)
397
235
197
3.2   Operating revenue
47,625
51,619
56,285
Fixed-line
31,832
32,345
32,572
Mobile
17,021
20,573
24,089
Other
952
979
1,993
Eliminations
(2,180)
(2,278)
(2,369)
Fixed-line
31,832
32,345
32,572
Subscriptions, connections and other usage
5,803
6,286
6,330
Traffic
17,563
16,740
15,950
Domestic (local and long distance)
8,915
7,563
6,328
Fixed-to-mobile
7,647
7,646
7,557
International (outgoing)
1,001
988
986
Subscription based calling plans *
–
543
1,079
Interconnection
1,654
1,639
1,757
Data
6,674
7,489
8,308
Sundry revenue
138
191
227
Mobile
17,021
20,573
24,089
Airtime and access
10,043
11,854
13,548
Data revenue
1,019
1,671
2,501
Interconnect revenue
3,348
3,918
4,443
Equipment sales
1,993
2,350
2,526
International airtime
486
653
918
Other
132
127
153
*The Group has reclassified calling plans from domestic traffic into a separate revenue line item to disclose revenue earned from subscription based calling plans. Amounts for the year ended March 31, 2006 were not restated as they were considered to be immaterial.
Fixed-line revenue has been restated as a result of changes in the segment structure.
4.
Other income
480
384
534
Other income (included in Total revenue, refer to note 3)
238
303
383
Interest received from trade receivables
136
190
257
Sundry income
102
113
126
Profit on disposal of property, plant and equipment and intangible assets
79
29
147
Profit on disposal of investment and subsidiary
163
52
4
The increase in profit on disposal of property, plant and equipment and intangible assets is due to the increased volumes and values on the sale of Telkom properties in alignment with Telkom’s strategy of disposing of non-core assets.
2006
2007
2008
Rm
Rm
Rm

5.
Operating expenses
Operating expenses comprise:
5.1     Employee expenses
7,489
8,454
9,220
Salaries and wages
5,566
6,362
7,144
Medical aid contributions
371
385
417
Retirement contributions
435
496
598
Post-retirement pension and retirement fund (refer to note 29)
(58)
33
5
Current service cost
4
5
5
Interest cost
364
329
509
Expected return on plan assets
(454)
(508)
(713)
Actuarial loss/(gain)
78
(136)
(16)
Settlement loss
–
21
(2)
Asset limitation
(50)
322
222
Post-retirement medical aid (refer to note 28 and 29)
361
330
278
Current service cost
48
83
84
Interest cost
249
286
322
Expected return on plan asset
–
(188)
(257)
Actuarial loss
63
149
129
Settlement loss
7
–
–
Curtailment gain
(6)
–
–
Telephone rebates (refer to note 28 and 29)
19
104
27
Current service cost
3
4
3
Interest cost
16
19
22
Past service cost
–
76
2
Actuarial loss
–
5
–
Share-based compensation expense (refer to note 23)
127
141
522
Other benefits*
1,288
1,299
1,015
Employee expenses capitalised
(620)
(696)
(786)
*Other benefits
Other benefits include skills development, annual leave, performance incentive and service bonuses.
5.2     Payments to other operators
6,826
7,590
9,169
Payments to other network operators consist of expenses in respect of interconnection with other network operators.
5.3     Selling, general and administrative expenses
10,273
12,902
14,409
Selling and administrative expenses
7,240
9,248
10,352
Maintenance
1,928
2,286
2,508
Marketing
899
1,215
1,249
Bad debts (refer to note 18)
206
153
300
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
5.
Operating expenses (continued)
5.4     Service fees
2,114
2,291
2,571
Facilities and property management
1,110
1,142
1,228
Consultancy services
182
266
291
Security and other
772
821
982
Auditors’ remuneration
50
62
70
Audit services
38
61
69
Company auditors
28
48
46
Current year
26
47
43
Prior year underprovision
2
1
3
Other auditors – current year
10
13
23
Audit related services
9
–
1
Company auditors – current year
6
–
–
Other auditors
3
–
1
Other services
3
1
–
The increase in security costs is mainly attributable to Telkom’s drive to minimise cable theft.
5.5     Operating leases
850
981
838
Land and buildings
221
284
170
Transmission and data lines
42
63
187
Equipment
78
80
50
Vehicles
509
554
431
5.6    Depreciation, amortisation, impairment and write-offs
5,876
5,315
6,130
Depreciation of property, plant and equipment (refer to note 10)
5,154
4,483
4,855
Amortisation of intangible assets (refer to note 11)
560
536
746
Impairment of property, plant and equipment and intangible assets
(refer to note 10 and 11)
–
12
244
Reversal of impairment of property, plant and equipment (refer to note 10)
(26)
–
–
Write-offs of property, plant and equipment and intangible assets (refer to note 10 and 11)
188
284
285
In recognition of the changed usage patterns of certain items of property, plant and equipment and intangible assets, the Group reviewed their remaining useful lives as at March 31. The assets affected were certain items included in Network equipment, Support equipment, Furniture and office equipment, Data processing equipment and software and Intangible assets. The revised estimated useful lives of these assets as set out below, resulted in a decrease of the current year depreciation and amortisation charges of R198 million (2007: R983 million).
2006
2007
2008
Rm
Rm
Rm

5.
Operating expenses (continued)
5.6     Depreciation, amortisation, impairment and write-offs (continued)
Property, plant and equipment
Network equipment
Switching equipment
5 – 18
2 – 18
Other
2 – 20
1 – 20
Support equipment
8 – 13
5 – 13
Furniture and office equipment
4 – 15
2 – 15
Data processing equipment and software
5 – 10
3 – 10
Intangible assets
Subscriber bases
3 – 8
4 – 10
Software
5 –10
2 – 10
2006
2007
2008
Rm
Rm
Rm
6.
Investment income
397
235
197
Interest received
347
232
197
Dividends received from investments
50
3
–
Included in investment income is an amount of R169 million (2007:
R222 million; 2006: R347 million) which relates to interest earned from financial assets not measured at fair value through profit or loss.
7.
Finance charges and fair value movements
1,223
1,125
1,803
Finance charges on interest-bearing debt
1,346
1,327
1,885
Local debt
1,506
1,488
2,041
Foreign debt
9
–
19
Less: Finance costs capitalised
(169)
(161)
(175)
Foreign exchange gains and losses and fair value movement
                (123)
        (202)
 (82)
Foreign exchange losses
47
246
114
Fair value adjustments on derivative instruments
(170)
(448)
(196)
Capitalisation rate
13.91%
14.77%
12.60%
During the year gains of R8 million (2007: RNil; 2006: RNil) from available-for-sale instruments were recognised directly in equity.
Included in finance charges is an amount of R1,831 million (2007: R1,321 million; 2006: R1,341 million) which relates to interest paid on financial liabilities not measured at fair value through profit or loss.
Previous life
Revised life
Years
Years

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
8.
Taxation
4,523
4,731
4,704
South African normal company taxation
3,763
3,528
3,756
Current tax
3,754
3,564
3,764
Underprovision/(overprovision) for prior year
9
(36)
(8)
Deferred taxation
173
516
219
Temporary differences – normal company taxation
229
584
141
Temporary difference – Secondary Taxation on Companies (‘STC’) tax credits utilised/(raised)
51
(69)
190
Change in tax rate
–
–
(59)
(Overprovision)/underprovision for prior year
(107)
1
(53)
Secondary Taxation on Companies
585
670
678
Foreign taxation
2
17
51
The net deferred taxation expense results mainly from the extension of useful lives, offset slightly by an increase in the STC tax credits.
The STC expense was provided for at a rate of 10% (12.5% before
October 1, 2007) on the amount by which dividends declared exceeded dividends received. Deferred tax expense relating to STC credits are provided for at a rate of 10%.
%                         %                          %
Reconciliation of taxation rate
Effective rate
32.7
34.9
36.5
South African normal rate of taxation
29.0
29.0
29.0
Adjusted for:
3.7
5.8
7.5
Change in tax rate
–
–
(0.5)
Exempt income
(1.3)
(0.2)
(0.5)
Disallowable expenditure
0.9
1.2
2.9
Tax losses not utilised
0.6
–
(0.7)
STC tax credits utilised/(raised)
0.4
(0.3)
1.5
STC tax charge
4.2
4.9
5.3
Capital gains tax
–
0.8
–
Net overprovision for prior year
(1.1)
(0.5)
(0.5)
Utilisation of assessed loss
–
(0.1)
–
Where required, provisions have been made or adjusted for anticipated obligations related to various ongoing investigations by tax authorities on indirect taxes. The provisions made include estimates of anticipated interest and penalties where appropriate. As of March 31, 2008, the
Group has accrued for tax obligations in the amount of RNil million (2007: RNil; 2006: R199 million). These amounts represent what management believes will be the probable outcome of such disputes for all tax years for which additional taxes can be assessed.

2006
2007
2008
Rm
Rm
Rm

9.
Earnings per share
Basic earnings per share (cents)
1,746.1
1,681.0
1,565.0
The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R7,975 million (2007: R8,646 million; 2006: R9,189 million) and 509,595,092 (2007:
514,341,284; 2006: 526,271,095) weighted average number of
ordinary shares in issue.
Diluted earnings per share (cents)
1,736.6
1,676.3
1,546.9
The calculation of diluted earnings per share is based on earnings for the year of R7,975 million (2007: R8,646 million; 2006: R9,189 million)
and 515,541,968 diluted weighted average number of ordinary shares
(2007: 515,763,581; 2006: 529,152,320). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom
Conditional Share Plan.
Headline earnings per share (cents)*
1,728.6
1,710.7
1,634.8
The calculation of headline earnings per share is based on headline earnings of R8,331 million (2007: R8,799 million; 2006: R9,097 million)
and 509,595,092 (2007: 514,341,284; 2006: 526,271,095)
weighted average number of ordinary shares in issue.
Diluted headline earnings per share (cents)*
1,719.2
1,706.0
1,616.0
The calculation of diluted headline earnings per share is based on headline earnings of R8,331 million (2007: R8,799 million; 2006: R9,097 million)
and 515,541,968 (2007: 515,763,581; 2006: 529,152,320)
diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.
Reconciliation of weighted average number of ordinary shares:
Ordinary shares in issue (refer to note 21)
557,031,821
544,944,901
532,855,530
Weighted average number of shares bought back
(7,211,710)
(7,442,253)
(1,594,241)
Weighted average number of treasury shares
(23,549,016)
(23,161,364)
(21,666,197)
Weighted average number of shares outstanding
526,271,095
514,341,284
509,595,092
*The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. It has been calculated in accordance with the South African Institute of Chartered Accountants’ circular issued in this regard.

The effect of the increase in the interest expense as a result of the increase in borrowings is a reduction in the basic earnings per share of 63.4 cents and a reduction in headline earnings per share of 62.7 cents.
2006
2007
2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
9.
Earnings per share (continued)
2008
Reconciliation between earnings and headline earnings:
Earnings as reported
7,975
Profit on disposal of investments (Available-for-sale)
(4)
(3)
Profit on disposal of property, plant and equipment and intangible assets
(147)
(104)
Impairment loss on property, plant and equipment and intangible assets
248
244
Write-offs of property, plant and equipment and intangible assets
285
219
Headline earnings
8,331
2007
Reconciliation between earnings and headline earnings:
Earnings as reported
8,646
Profit on disposal of investments (Available-for-sale)
(52)
(37)
Profit on disposal of property, plant and equipment and intangible assets
(29)
(21)
Impairment loss on property, plant and equipment and intangible assets
12
9
Write-offs of property, plant and equipment and intangible assets
284
202
Headline earnings
8,799
2006
Reconciliation between earnings and headline earnings:
Earnings as reported
9,189
Profit on disposal of investments (Available-for-sale)
(163)
(116)
Profit on disposal of property, plant and equipment and intangible assets
(79)
(56)
Reversal of impairment loss on property, plant and equipment and intangible assets
(26)
(18)
Write-offs of property, plant and equipment and intangible assets
188
133
Acquisition of subsidiary
(35)
(35)
Headline earnings
9,097
*These are the gross amounts, before deducting taxation and minority interests.
2006
2007
2008
Reconciliation of diluted weighted average number
of ordinary shares:
Weighted average number of share outstanding
526,271,095
514,341,284
509,595,092
Expected future vesting of shares
2,881,225
1,422,297
5,946,876
Dilluted weighted average number of shares outstanding
529,152,320
515,763,581
515,541,968
Dividend per share (cents)
900.0
900.0
1,100.0
The calculation of dividend per share is based on dividends of R5,627 million (2007: R4,678 million; 2006: R4,801 million) declared on
June 8, 2007 and 511,513,239 (2007: 519,711,238; 2006: 533,465,573) number of ordinary shares outstanding on the date of dividend declaration. The reduction in the number of shares represents the number of treasury shares held on date of payment.

Gross*
Rm
Rm
Net

2006 2007 2008
Accumulated Carrying                   Accumulated Carrying
Accumulated Carrying
Cost   depreciation value Cost  depreciation value Cost depreciation value
Rm Rm Rm Rm Rm Rm Rm Rm Rm
10.     Property, plant and
equipment
Freehold land and buildings
4,510
(1,811)
2,699
4,594
(1,837)
2,757
4,931
(2,010)
2,921
Leasehold buildings
940
(322)
618
926
(362)
564
1,052
(418)
634
Network equipment
59,418
(30,477)      28,941
63,003
(31,820)      31,183
69,572
(35,214)      34,358
Support equipment
3,740
(2,419)
1,321
4,045
(2,436)
1,609
4,355
(2,635)
1,720
Furniture and office
equipment
469
(335)
134
536
(366)
170
568
(377)
191
Data processing equipment
and software
5,612
(3,530)
2,082
5,836
(3,707)
2,129
6,279
(3,904)
2,375
Under construction
1,320
–
1,320
2,536
–
2,536
4,200
–
4,200
Other
552
(393)
159
860
(554)
306
1,046
(630)
416
76,561
(39,287)     37,274
82,336
(41,082)     41,254
92,003
(45,188)     46,815
A major portion of this capital expenditure relates to the expansion of existing networks and services. An extensive build program with focus on Next Generation Network technologies has resulted in an increase in property, plant and equipment additions which is expected to continue over the next few years.
Fully depreciated assets with a cost of R498 million (2007: R1,225 million; 2006: R3,724 million) were derecognised in the 2008 financial year. This has reduced both the cost price and accumulated depreciation of property, plant and equipment.
Property, plant and equipment with a carrying value of R681 million (2007: R575 million; 2006: R624 million) are pledged as security. Details of the loans are disclosed in note 27.
The carrying amounts of property, plant and equipment can be reconciled as follows:
Impair-
Carrying                                                        Foreign
ment,
Carrying
value at
Business
currency  write-offs
value at
beginning                        combi-
trans-
and
Depre-
end
of
of year
Additions
nations
Transfers
lation
reversals
Disposals
ciation
year
Rm Rm Rm Rm Rm Rm Rm Rm Rm
2008
Freehold land and buildings
2,757
300
22
27
2
(3)
(8)
(176)
2,921
Leasehold buildings
564
136
26
32
1
(67)
(1)
(57)
634
Network equipment
31,183
5,167
404
1,301
272
(136)
(107)
(3,726)     34,358
Support equipment
1,609
316
1
116
3
(8)
–
(317)
1,720
Furniture and office equipment
170
78
3
1
1
(8)
(1)
(53)
191
Data processing equipment and
software
2,129
525
31
150
6
(19)
(2)
(445)
2,375
Under construction
2,536
3,416
135
(1,737)
2
(152)
–
–
4,200
Other
306
170
8
11
7
(2)
(3)
(81)
416
41,254
10,108
630
(99)
294
(395)
(122)
(4,855)     46,815

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
10.     Property, plant and
equipment (continued)
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
In March 2006 the Group started a process of determining whether an asset which incorporates both a tangible and an intangible element, should be recognised as tangible or intangible assets, based on management judgement and on facts available and the significance of each element to the total value of the asset. This ongoing process has resulted in further assets with a carrying value to the net amount of R99 million (2007:
R77 million ; 2006: R13 million) being reclassified between intangible assets and property, plant and equipment in the current year.
The Group does not have temporary idle property, plant and equipment.
During the current year, the Group recognised an impairment loss relating to Telkom Media assets. The recoverable amount for certain items of property, plant and equipment and intangible assets were estimated, and an impairment loss of R217 million was recognised in order to reduce the carrying amount of those assets to their recoverable amount. The impairment has been included in impairment, write-offs and reversals.
Impair-
Carrying
Foreign
ment,
Carrying
value at
Business
currency  write-offs
value at
beginning                        combi-
trans-
and
Depre-
end
of
of year
Additions
nations
Transfers
lation
reversals
Disposals
ciation
year
Rm Rm Rm Rm Rm Rm Rm Rm Rm

11.     Intangible assets
Goodwill

–
305
673
–
673
3,255
–
3,255
Trademarks, copyrights
and other
685
(472)
213
761
(521)
240
1,127
(633)
494
Licences
155
(95)
60
222
(116)
106
311
(140)
171
Software
5,607
(3,338)
2,269
6,720
(3,737)
2,983
8,106
(4,298)
3,808
Under construction
1,063
–
1,063
1,109
–
1,109
740
–
740
7,815
(3,905)
3,910
9,485
(4,374)
5,111
13,539
(5,071)
8,468
The carrying amounts of intangible assets can be reconciled as follows:
Carrying
Foreign
Impair-
Carrying
value at
Business
currency
ment
value at
beginning                      combi-
trans-
and
Dis-
Amorti-
end
of
of year  Additions
nations
Transfers
lation  write-offs
posals
sation
year
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2008
Goodwill
673
492
1,727
–
375
(12)
–
–
3,255
Trademarks, copyrights and other
240
174
165
–
20
–
–
(105)
494
Licences
106
32
36
–
15
(3)
–
(15)
171
Software
2,983
739
–
713
9
(10)
–
(626)
3,808
Under construction
1,109
354
–
(614)
–
(109)
–
–
740
5,111
1,791
1,928
99
419
(134)
–
(746)
8,468
2007
Goodwill
305
186
173
–
9
–
–
–
673
Trademarks, copyrights and other
213
8
69
–
–
–
–
(50)
240
Licences
60
47
1
–
8
–
–
(10)
106
Software
2,269
628
–
559
7
(4)
–
(476)
2,983
Under construction
1,063
729
–
(636)
–
(47)
–
–
1,109
3,910
1,598
243
(77)
24
(51)
–
(536)
5,111
2006
Goodwill
269
–
37
–
(1)
–
–
–
305
Trademarks, copyrights and other
199
2
91
2
–
–
–
(81)
213
Licences
64
1
–
–
(1)
–
–
(4)
60
Software
1,745
219
–
801
(2)
–
(19)
(475)
2,269
Under construction
905
974
–
(816)
–
–
–
–
1,063
3,182
1,196
128
(13)
(4)
–
(19)
(560)
3,910
Intangible assets that are material to the Group consist of Software and Goodwill. The average remaining amortisation period for Software is between 2 and 10 years.
Telkom
Goodwill has been allocated for impairment testing purposes to twelve cash-generating units of which one in South Africa, one in Nigeria being
Multi-Links Telecommunications Limited and ten being Africa Online Limited in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland,
Tanzania, Uganda, Zambia, operations (Mauritius) and Zimbabwe.
2006 2007 2008
Accumulated
Carrying                 Accumulated
Carrying
Accumulated Carrying
Cost   amortisation
value
Cost  amortisation
value
Cost  amortisation
value
Rm Rm Rm Rm Rm Rm
Rm Rm Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
11.     Intangible assets (continued)
Nigeria
The carrying amount of goodwill is R2,072 million.
The recoverable amount for Multi-Links Telecommunications Limited ('Multi-Links') has been determined on the basis of a value in use calculation. The value in use calculation uses cash flow projections and a discount rate of 18.43%. It was concluded that Multi-Links is not impaired. The valuation was based on cash flow projections based on financial budgets approved by management covering a ten year period and a 1% terminal growth rate was used. A ten year period was used as the expected growth rates are in excess of the long-term average growth rates beyond a five year period.
Kenya
The carrying amount of goodwill is R155 million.
The recoverable amounts of goodwill relating to Africa Online Limited have been determined on the basis of value in use calculations. Goodwill was only tested against the three cash-generating units namely; Kenya, Tanzania and Ghana, which amongst them share 82% of the total goodwill per the allocation. The value in use calculations use cash flow projections and a discount at a rate of 11.59% in US Dollar terms. It was determined that goodwill associated with two cash-generating units; Tanzania and Ghana was impaired. The value in use calculations use cash flow projections based on financial budgets covering a three year period and a terminal growth rate of 0% was used.
By the Group’s 50% joint venture, Vodacom
Goodwill has been allocated for impairment testing purposes to six cash-generating units of which four are in South Africa, one in the Democratic
Republic of the Congo and one in Tanzania.
South Africa
The carrying amount of goodwill is R1,739 million (Group share: R870 million).
The recoverable amounts of goodwill relating to Vodacom Service Provider Company (Proprietary) Limited, Smartphone SP (Proprietary)
Limited, Smartcom (Proprietary) Limited and Cointel VAS (Proprietary) Limited have been determined on the basis of value in use calculations.
These companies operate in the same economic environment for which the same key assumptions were used. These value in use calculations use cash flow projections based on financial budgets approved by management covering a ten year period and discount rates of between
12.0% and 15.0% in South African Rand terms. The terminal growth rate applicable is between 4.0% and 6.0%. Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.
Democratic Republic of Congo
The carrying amount of goodwill is R148 million (Group share: R74 million).
The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Congo (RDC) s.p.r.l. The calculation uses cash flow projections based on financial budgets approved by management covering a ten year period and a discount rate which ranged between 16.0% and 19.0% in US Dollar terms. Cash flows beyond this period have been extrapolated using annual nominal growth rates which ranged between 2.0% and 5.0%. A ten year period is used where expected growth rates are in excess of the long-term average growth rates beyond an initial five year period, for the markets in which they operate. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.
Key assumptions used in the testing of goodwill for impairment:
Applicable to all cash-generating units
Expected customer base: The basis for determining value(s) assigned to key assumptions is based on the closing customer base in the period immediately preceding the budget period and increased for expected growth. The value assigned to key assumptions reflects past experience, and has an element of potential growth. The growth is based on market assumptions.
Gross Margin: The basis for determining value(s) assigned to key assumptions is based on the average gross margin achieved in the period immediately before the budget period and increased to expected efficiencies. The value assigned reflects past experience and efficiency improvements.
Capital expenditure: The basis for determining value(s) assigned to key assumptions is based on the total capital expenditure achieved in the period immediately before the budget period and adjusted for expected network coverage roll out. The value assigned is based on management’s expected network coverage roll out.
Applicable to all cash-generating units except for the Africa Online cash-generating units
ARPU: The basis for determining value(s) assigned to key assumptions is based on past experience and expected growth which is based on market forces and external sources of information.
Applicable to all non South African cash-generating units
Exchange rates: The basis for determining value(s) assigned to key assumptions is based on the average market forward exchange rate over the budget period in respect of the ZAR/USD. The value assigned to the key assumption is consistent with external sources of information.

12.     Financial instruments and risk management
Exposure to continuously changing market conditions has made management of financial risk critical for the Group. Treasury policies, risk limits and control procedures are continuously monitored by the Board of Directors through its audit and risk management committee.
The Group holds or issues financial instruments to finance its operations, for the temporary investment of short-term funds and to manage currency and interest rate risks. In addition, financial instruments for example trade receivables and payables arise directly from the Group’s operations.
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
The table below sets out the Group’s classification of financial assets and liabilities
At fair value Financial
through profit liabilities
or loss at Total
held for    amortised
Held-to- Available- Loans and carrying Fair
trading cost maturity
for-sale  receivables
value value
Notes Rm Rm Rm Rm Rm Rm Rm
2008
Classes of financial instruments
per Balance Sheet
Assets
1,991 – 372 55 9,783 12,201 12,201
Investments 13
1,377                –                –
55 67 1,499 1,499
Trade and other receivables*
18               –                 –                –                –
8,582 8,582 8,582
Other financial assets 19 614 – – – – 614 614
Interest rate swaps
Other financial assets                         19              16                –                –                –                –              16               16
19
9                –                –                –                –
9
9
Forward exchange contracts 19
589                –                –                –                –
589
589
Finance lease receivables
15                –                –
372                –                –
372 372
Cash and cash equivalents
20                –                –                –                –
1,134 1,134 1,134
Liabilities (1,290) (25,846) – – – (27,136) (27,672)
Interest-bearing debt
27                –
(15,733)                –                –                –
(15,733) (16,296)
Trade and other payables
30                –
(8,771)                –                –                –
(8,771) (8,771)
Other financial liabilities 19
(1,290) – – – – (1,290) (1,290)
Put option (Multi-Links) 19
(919)               –                –                 –               –
(919) (919)
Put option (Vodacom DRC) 19
(198)               –                –                 –               –
(198) (198)
Forward exchange contracts 19
(173)               –                –                 –               –
(173) (173)
Credit facilities utilised
20                –
(1,342)               –                  –              –
(1,342) (1,342)

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
12.     Financial instruments and
risk management (continued)
2007
Classes of financial instruments
per Balance Sheet
Assets
1,608
–
246
47
7,861
9,762
9,762
Investments
13
1,349                –                –
47
65
1,461
1,461
Trade and other receivables*
18
7,047
7,047
7,047
Other financial assets
19
259
–
–
–
–
259
259
Bills of exchange
19
98                –                –                –                –
98
98
Interest rate swaps
19
16                –                –                –                –
16
16
Forward exchange contracts
19
145                –                –                –                –
145
145
Finance lease receivables
15                –                –
246                –                –
246
246
Cash and cash equivalents
20
749
749
749
Liabilities
(327)
(17,944)
–
–
–
(18,271)
(19,661)
Interest-bearing debt
27
(98)
(10,266)                –                –                 –
(10,364)
(11,754)
Trade and other payables
30                –
(7,237)                –                –                 –
(7,237)
(7,237)
Other financial liabilities
19
(229)
–
–
–
–
(229)
(229)
Put option (Vodacom DRC)
19
(125)                –                –                –                –
(125)
(125)
Other financial liabilities
19
(36)                –                –                –                –
(36)
(36)
Forward exchange contracts
19
(42)                –                –                –                –
(42)
(42)
Interest rate swaps
19
(26)                –                –                –                –
(26)
(26)
Credit facilities utilised
20                –
(441)                –                 –                –
(441)
(441)
2006
Classes of financial instruments
per Balance Sheet
Assets
3,149
–
–
–
11,269
14,418
14,418
Investments
13
2,874                 –               –
–
89
2,963
2,963
Trade and other receivables*
18               –                 –                –                –
6,232
6,232
6,232
Other financial assets
19
275
–
–
–
–
275
275
Bills of exchange
19
107                –                –                –                –
107
107
Interest rate swaps
19
19                –                –                –                –
19
19
Forward exchange contracts
19
149                –                –                –                –
149
149
Cash and cash equivalents
20                –                –                –                –
4,948
4,948
4,948
Liabilities
(343)
(17,811)
–
–
–
(18,154)
(20,180)
Interest-bearing debt
27
(108)
(11,015)                 –               –                 –
(11,123)
(13,149)
Trade and other payables
30                –
(6,103)                –                –                –
(6,103)
(6,103)
Other financial liabilities
19
(235)
–
–
–
–
(235)
(235)
Forward exchange contracts
19
(130)                –                –                –                –
(130)
(130)
Interest rate swaps
19
(105)                –                –                –                –
(105)
(105)
Credit facilities utilised
20               –
(693)                –                –                ––
(693)
(693)
* Trade and other receivables are disclosed net of prepayments of R404 million (2007: R256 million; 2006: R167 million).

At fair value
Financial
through profit
liabilities
or loss
at
Total
held for    amortised
Held-to-
Available-
Loans and
carrying
Fair
trading
cost
maturity
for-sale   receivables
value
value
Notes
Rm
Rm
Rm
Rm
Rm
Rm
Rm

12.     Financial instruments and risk management (continued)
12.1   Fair value of financial instruments
Fair value of all financial instruments noted in the balance sheet approximates carrying value except as disclosed below.
The estimated net fair values as at March 31, 2008, have been determined using available market information and appropriate valuation methodologies as outlined below. This value is not necessarily indicative of the amounts that the Group could realise in the normal course of business.
Derivates are recognised at fair value. The fair value of derivatives approximate their carrying amounts.
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
These amounts reflect the approximate values of the net derivative position at the balance sheet date. The fair values of listed investments are based on quoted market prices.
12.2   Interest rate risk management
Interest rate risk arises from the repricing of the Group’s forward cover and floating rate debt as well as incremental funding or new borrowings and the refinancing of existing borrowings.
The Group’s policy is to manage interest cost through the utilisation of a mix of fixed and floating rate debt. In order to manage this mix in a cost efficient manner and to hedge specific exposure in the interest rate repricing profile of the existing borrowings and anticipated peak additional borrowings, the Group makes use of interest rate derivatives as approved in terms of the Group policy limits. Fixed rate debt represents approximately 51.88% (2007: 90.37%; 2006: 92.04%) of the total debt. There were no material changes in the policies and processes for managing and measuring interest rate risk in the 2008 financial year.
The table below summarises the interest rate swaps outstanding as at March 31:
Notional
Weighted
Average
amount
average
maturity
Currency
Rm
coupon rate
2008
Interest rate swaps outstanding
Receive fixed
<1 year
ZAR
27
13.62%
1-5 years
ZAR
58
13.30%
>5 years
ZAR
–
–
2007
Interest rate swaps outstanding
Pay fixed
< 1 year
ZAR
1,000
14.67%
Receive fixed
1-5 years
ZAR
38
11.45%
>5 years
ZAR
61
11.44%
2006
Interest rate swaps outstanding
Pay fixed
< 1 year
ZAR
1,000
14.67%
Receive fixed
1-5 years
ZAR
47
9.15%
>5 years
ZAR
62
9.43%
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
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
12.     Financial instruments and risk management (continued)
12.3   Credit risk management
Credit risk arises from derivative contracts entered into with financial institutions with a range of A1 or better. The Group is not exposed to significant concentrations of credit risk. Credit limits are set on an individual basis. The maximum exposure to the Group from counterparties is a net favourable position of R438 million (2007:R144 million; 2006: R158 million). No collateral is required when entering into derivative contracts. Credit limits are reviewed on an annual basis or when information becomes available in the market. The Group limits the exposure to any counterparty and exposures are monitored daily. The Group expects that all counterparties will meet their obligations.
With respect to credit risk arising from other financial assets of the Group, which comprises held-to-maturity investments, financial assets held at fair value through profit or loss, loans and receivables and available-for-sale assets, the Group’s exposure to credit risk arises from a potential default by counterparty, with a maximum exposure equal to the carrying amount of these instruments.
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each type of customer. Management seeks to reduce the risk of irrecoverable debt by improving credit management through credit checks and limits. To reduce the risk of counter party failure, limits are set based on the individual ratings of counterparties by well-known ratings agencies. Trade receivables comprise a large widespread customer base, covering residential, business, government, wholesale, global and corporate customer profiles.
Credit checks are performed on all customers, other than prepaid customers, on application for new services on an ongoing basis where appropriate.
The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables.
The collective loss allowance is determined based on historical data of payment statistics for similar financial assets as well as expected future cash flows.
The Group has provided a financial guarantee to Africa Online Limited for bank loans. At March 31, 2008 there was R23 million (2007: RNil)
outstanding. For Vodacom’s exposure to guarantees refer to note 36.
Telkom guarantees a certain portion of employees’s housing loans. The amount guaranteed differs depending on facts such as employment period and salary rates. When an employee leaves the employment of Telkom, any housing debt guaranteed by Telkom is settled before any pension payout can be made to the employee. There is no provsision outstanding in respect of these contingencies. The fair value of the guarantee at March 31, 2008 was RNil (2007: RNil; 2006: RNil).
There were no material changes in the exposure to credit risk and its objectives, policies and processes for managing and measuring the risk during the 2008 financial year.
The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk for trade and other receivables at the reporting date by type of customer was:
* Other receivables are disclosed net of prepayments of R404 million (2007: R256 million; 2006: R167 million)
Carrying                   amount
2006
2007
2008
Rm
Rm
Rm
Business and residential
1,955
1,924
1,824
Global, corporate and wholesale
1,381
1,643
1,875
Government
369
318
368
Other customers
35
41
334
Fixed-line
3,740
3,926
4,401
Mobile
1,834
2,299
2,880
Other
514
567
704
Impairment of trade receivables
(290)
(235)
(290)
Subtotal for trade receivables
5,798
6,557
7,695
Other receivables*
434
490
887
Investments and loans receivable
2,963
1,461
1,499
Other financial assets
275
259
614
9,470
8,767
10,695
The ageing of trade receivables at the reporting date was:
Not past due/current
5,342
5,829
6,840
Ageing of past due but not impaired
21 to 60 days
217
331
384
61 to 90 days
42
80
110
91 to 120 days
24
59
71
120+ days
173
258
290
5,798
6,557
7,695

12.    Financial instruments and risk management (continued)
12.3   Credit risk management (continued)
The ageing in the allowance for the impairment of trade receivables at reporting date was:
Fixed-line and Other
Current defaulted trade
25
24
53
21 to 60 days
43
21
25
61 to 90 days
23
19
31
91 to 120 days
19
15
19
120+ days
138
118
121
248
197
249
Mobile
42
38
41
290
235
290
The average credit period for March 2008, 2007 and 2006 on sales of goods and services is between 30 and 60 days from date of invoice for the South African operations and between 20 and 75 days from the date of invoice for the non-South African operations. Generally no interest is charged on trade receivables. Mobile operations have provided fully for all receivables over 120 days due for their South African operations and 90 days due for their non-South African operations because historical experience is such that receivables that are due beyond these days are generally not recoverable. Trade receivables of the South African operations due between 60 and 120 days are provided for based on estimated irrecoverable amounts, determined by reference to past default experience.
The movement in the allowance for impairment in respect of trade receivables during the year is disclosed in note 18.
Included in the allowance for doubtful debts, for fixed-line are individually impaired receivables with a balance of R32 million (2007: R49 million;
2006: R55 million) which have been identified as being unable to service their debt obligation. The impairment recognised represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Group does not hold any collateral over these balances except for Mobile which holds collateral for financial assets past due but not impared to the value of R1,086 million (2007: R796 million; 2006: R433 million) (Group share: R543 million; 2007: R398 million; 2006: R217 million).
12.4   Liquidity risk management
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group is exposed to liquidity risk as a result of uncertain trade receivable related to cash flows as well as capital commitments of the Group. Liquidity risk is managed by the
Group’s various Corporate Finance divisions in accordance with policies and guidelines formulated by the Group’s Executive Committees. In terms of its borrowing requirements the Group ensures that sufficient facilities exist to meet its immediate obligations. In terms of its long-term liquidity risk, the Group maintains a reasonable balance between the period over which assets generate funds and the period over which the respective assets are funded. Short-term liquidity gaps may be funded through repurchase agreements and commercial paper bills.
There were no material changes in the exposure to liquidity risk and its objectives, policies and processes for managing and measuring the risk during the 2008 financial year.
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
12.     Financial instruments and risk management (continued)
12.4    Liquidity risk management (continued)
The table below analyses the Group’s financial liabilities which will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table below are the contractual undiscounted cash flows.
Carrying Contractual
0 – 12
1 – 2
2 – 5
> 5
Note
amount   cash flows
months
years
years
years
Rm
Rm
Rm
Rm
Rm
Rm
2008
Non-derivative financial liabilities
Finance lease liabilities*
27
1,167
2,198
165
294
589
1,150
Interest -bearing debt (excluding finance leases)
27
14,566
16,672
6,350
4,835
2,733
2,754
Trade and other payables
30
8,771
8,771
8,771               –               –               –
Bank borrowings
20
1,342
1,342
1,342               –               –               –
Derivative financial liabilities
Put option (Multi-Links)
19
919
919              –
919               –               –
Put option (Vodacom DRC)
19
198
198
198               –               –               –
Forward exchange contracts
19
173
173
173               –               –               –
27,136
30,273
16,999
6,048
3,322
3,904
2007
Non-derivative financial liabilities
Finance lease liabilities*
27
1,220
2,424
231
276
585
1,332
Interest -bearing debt (excluding finance leases)
27
9,144
11,329
6,133
1
2,551
2,644
Trade and other payables
30
7,237
7,237
7,237               –               –               –
Bank borrowings
20
441
441
441               –               –               –
Derivative financial liabilities
Put option (Vodacom DRC)
19
125
125
125                –              –               –
Interest rate swaps
19
26
26
26                –              –               –
Forward exchange contracts
19
42
42
42                –              –               –
Other financial liability
19
36
36
36                –              –               –
18,271
21,660
14,271
277
3,136
3,976
2006
Non-derivative financial liabilities
Finance lease liabilities*
27
1,272
2,644
217
236
672
1,519
Interest -bearing debt (excluding finance leases)
27
9,851
12,415
3,425
4,581
1,792
2,617
Trade and other payables
30
6,103
6,103
6,103               –               –              –
Bank borrowings
20
693
693
693               –               –              –
Derivative financial liabilities
Forward exchange contracts
19
130
130
130               –               –              –
Interest rate swaps
19
105
105
–
105               –              –
18,154
22,090
10,568
4,922
2,464
4,136
*For details on minimum lease payments refer to note 37

12.     Financial instruments and risk management (continued)
12.4    Liquidity risk management continued)
Put and call options
In terms of various shareholders’ agreements, put and call options exist for the acquisition of shares in the following companies:
Call options
Period
VM, S.A.R.L call option
Four years from August 23, 2003. Replaced with a new option for a period of 5 years after April 1, 2007.
The Somnium Family Trust
The Trust granted Vodacom Ventures (Proprietary) Limited a call option to purchase such number of shares in Gogga Tracking Solutions (Proprietary) Limited from the Trust totalling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which the triggering events, as stipulated in the option agreement, occurs. The option price is specified in the option agreement.
WBS Holdings (Proprietary) Limited
Until February 27, 2009, subject to fulfilment of conditions, which will result in the Group holding and beneficially owning in aggregate 25.5% of the total issued ordinary share capital.
G-Mobile Holdings Limited
Irrevocable call option to subscribe for such number of further shares as specified in the agreement.
The option was exercised on September 20, 2007.
Put Options
Multi-Links Telecommunications
The minorities have been granted a put option that requires Telkom to purchase all of the minorities’
Limited
shares. The put option is exercisable within 90 days of the second anniversary of signing of the sale agreement, being May 1, 2009. A liability of R919 million has been recognised in this regard and is included in other non-current financial liabilities. R661 million was initially recognised in equity and
R258 million subsequent re-measurement through finance charges and fair value movements.
Smartphone SP (Proprietary) Limited
This put option was cancelled with the acquisition of the minorities of Smartphone SP (Proprietary) Limited.
Smartcom (Proprietary) Limited
This put option was cancelled with the acquisition of the minorities of Smartcom (Proprietary) Limited.
Congolese Wireless Network s.p.r.l.
Maximum 8 years after December 1, 2001. The option liability had a value of R397 million (2007:
R249 million; 2006: RNil) (Group share: R198 million; 2007: R125 million; 2006: RNil) as at
March 31, 2008.
Except as separately disclosed, none of the above put and call options have any value at any of the periods presented.
12.5   Insurance risk management
Vodacom is exposed to insurance risk as a result of its asset base as well as its customer commitments. In terms of its insurance risk profile the company ensures that there is adequate insurance cover through the utilisation of a special purpose insurance vehicle.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
12.     Financial instruments and risk management (continued)
12.6   Foreign currency exchange rate risk management
The Group manages its foreign currency exchange rate risk by economically hedging all identifiable exposures via various financial instruments suitable to the Group’s risk exposure.
Forward exchange contracts have been entered into to reduce the foreign currency exposure on the Group’s operations and liabilities. The Group also enters into forward foreign exchange contracts to economically hedge interest expense and purchase and sale commitments denominated in foreign currencies (primarily United States Dollars and Euros). The purpose of the Group’s foreign currency hedging activities is to protect the Group from the risk that the eventual net flows will be adversely affected by changes in exchange rates.
There were no material changes in the exposure to foreign currency exchange rate risk and its objectives, policies and processes for managing and measuring the risk during the 2008 financial year.
The following table details the foreign exchange forward contracts outstanding at year end:
Foreign contract value
Forward value
Fair value
To buy
m
Rm
Rm
2008
Currency
USD
139
1,042
109
Euro
252
2,826
444
Pound Sterling
19
281
30
Other
31
32
6
4,181
2007
Currency
USD
181
1,329
(1)
Euro
196
1,899
23
Pound Sterling
19
261
6
Other                                                                                                                        66                        49                          (1)
3,538
2006
Currency
USD
178
1,157
(51)
Euro
156
1,235
(46)
Pound Sterling
28
321
(21)
Other
89
48
(1)
2,761

Foreign contract value
Forward value
Fair value
To sell
m
Rm
Rm
12.     Financial instruments and risk management (continued)
12.6   Foreign currency exchange rate risk management (continued)
2008
Currency
USD
78
596
(68)
Euro
73
848
(103)
Pound Sterling
5
89
(1)
Other                                                                                                                        17                         22                         (1)
1,555
2007
Currency
USD
122
994
88
Euro
52
505
(5)
Pound Sterling
4
51
(1)
Other
29
17
–
1,567
2006
Currency
USD
128
954
140
Euro
41
309
(3)
Pound Sterling
5
56
2
Other
54
23
–
1,342
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
12.     Financial instruments and risk management (continued)
12.6   Foreign currency exchange rate risk management (continued)
The Group has various monetary assets and liabilities in currencies other than the Group’s functional currency. The following table represents the net currency exposure (net carrying amount of foreign denominated monetary assets and liabilities) of the Group according to the different foreign currencies.
South
United
African
Pound
States
Rand
Euro
Sterling
Dollar
Other
Rm
Rm
Rm
Rm
Rm
2008
Net foreign currency monetary assets/(liabilities)
Functional currency of company operation
ZAR
–
481
(133)
224
(13)
USD
–
8
–
–
(17)
Naira
–
–
–
(446)
–
2007
Net foreign currency monetary assets/(liabilities)
Functional currency of company operation
ZAR
–
475
(166)
159
32
USD
26
(25)
–
–
(17)
2006
Net foreign currency monetary assets/(liabilities)
Functional currency of company operation
ZAR
–
376
(165)
42
99
USD
(28)
(13)
–
–
13
Currency swaps
There were no currency swaps in place at March 31, 2008, 2007 and 2006.
12.7   Sensitivity analysis
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for derivatives and other financial liabilities at the balance sheet date. A 100 basis point increase or decrease is used when reporting interest rate risk and represents management’s assessment of the reasonably possible change in interest rates.
If interest rates had been 100 basis points higher/lower and all other variables were held constant, Telkom’s profit for the year ended March
31, 2008 would decrease/increase by R3 million (2007: decrease/increase by RNil; 2006: decrease/increase by R9 million). This is attributable to the fixed-line’s segment exposure to interest rates on its derivative and floating rate debt portfolio.

12.     Financial instruments and risk management (continued)
12.7   Sensitivity analysis (continued)
Interest rate risk (continued)
The table below illustrates Mobile’s sensitivity (Group share) to a 100 basis point increase/decrease in the interest rate.
2006 2007 2008
RSA prime rates, JIBAR rates, Money market rates, and RSA BA rates
Basis points increase 100 100 100
Profit/(loss) before tax (Rm) 37 24
(12)
LIBOR
Basis points increase 100 100 100
Profit/(loss) before tax (Rm) 0 0 (5)
EURIBOR
Basis points increase 100 100
100
Profit/(loss) before tax (Rm) 0 0 1
Lesotho prime rates
Basis points increase 100 100 100
Profit/(loss) before tax (Rm) 0 0
1
Foreign exchange currency risk
The following table illustrates the sensitivity to a reasonably possible change in the foreign exchange rate, with all other variables held constant, to the Group’s profit before tax (excluding the Mobile segment).
  Increase/decrease Effect on profit
  in foreign before tax
  exchange currency increase/(decrease)
  % Rm
2008
Rand appreciates
USD   +10 (25)
EURO   +10 (42)
Rand depreciates
USD   –10 25
EURO   –10 42
2007
Rand appreciates
USD   +10 (18)
EURO   +10 (27)
Rand depreciates
USD   –10 18
EURO   –10 27
2006
Rand appreciates
USD   +10 (11)
EURO   +10 (17)
Rand depreciates
USD   –10 11
EURO   –10 17

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
12.     Financial instruments and risk management (continued)
12.7   Sensitivity analysis (continued)
Foreign exchange currency risk (continued)
The following table details Mobile’s sensitivity to the below-mentioned percentage strengthening and weakening in the functional currency against the relevant foreign currencies.
A positive number indicates an increase in profit before taxation where the functional currency is expected to strengthen against the relevant currency in a net financial liability position. A negative number indicates a decrease in profit before taxation where the functional currency is expected to strengthen against the relevant currency in a net financial asset position.
The Group is exposed to 50% of the following:
South
United
African
Pound
States
Rand
Euro
Sterling
Dollar
%
%
%
%
2008
South African Rands
–
7.6
6.5
9.5
United States Dollar
9.5
5.1
2.6
–
Tanzanian Shilling
11
7.5
5
2.5
Mozambican Meticals
0.1
3.8
6.5
9.4
Profit before tax (Rm)
2
(54.4)
(1.0)
(7.7)
2007
South African Rands
–
31.9
13.1
11.5
United States Dollar
11.5
18.3
1.4
–
Tanzanian Shilling
11
17.4
0.6
0.8
Mozambican Meticals
17.7
8.6
6.9
8.2
Profit before tax (Rm)
6.3
(36.8)
(2.6)
2.1
2006
South African Rands
–
29.3
32.5
17.7
United States Dollar
17.7
9.8
12.5
–
Tanzanian Shilling
13.7
11.5
14.3
1.5
Mozambican Meticals
17
7.4
10
2.2
Profit before tax (Rm)
3.2
(16.9)
(38.3)
4.1

12.     Financial instruments and risk management (continued)
12.7   Sensitivity analysis (continued)
Exchange rate table (closing rate)
USD
6.180
7.248
8.132
Euro
7.482
9.649
12.854
Pound Sterling
10.737
14.189
16.166
Swedish Krona
0.793
1.033
1.370
Japanese Yen
0.052
0.061
0.082
Capital management
The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Group monitors capital using net debt to equity ratio. Telkom’s policy is to keep the net debt to equity ratio between 50% and 70%. Vodacom’s strategy is to maintain a net debt to adjusted equity ratio of below 150%. Included in net debt are interest bearing loans and borrowings, credit facilities and other financial liabilities, less cash and cash equivalents and other financial assets.
Telkom plans on continuing its share buy back strategy based on certain criteria, including market conditions, availability of cash and other investments opportunities and needs.
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
The determination to pay dividends, and the amount of the dividends, will depend upon, among other things the earnings, financial position, capital requirements, general business conditions, cash flows, net debt levels and share buy back plans.
The Group has access to financing facilities, the total unused amount which is R7,565 million at the balance sheet date. Capital comprises equity attributable to equity holders of Telkom.
There were no changes in the Group’s approach to capital management during the year.
Neither the Group nor any of its subsidiaries are subject to externally imposed capital requirements.
The net debt to equity ratio at year end was as follows:
2006
2007
2008
Rm
Rm
Rm
Non-current portion of interest-bearing debt
7,655
4,338
9,403
Current portion of interest -bearing debt
3,468
6,026
6,330
Credit facilities utilised
Non-curremt portion of other financial liabilities
693
441
1,342

Current portion of other financial liabilities                                                                   235                       193                        371
   _ 36 919
Less: Cash and cash equivalents
(4,948)
(749)
(1,134)
Less: Other financial assets
(275)
(259)
(614)
Net debt
6,828
10,026
16,617
Equity attributable to equity holders of Telkom
29,165
31,724
32,815
Net debt to equity ratio
23.4%
31.6%
50.6%
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
13.     Investments
2,894
1,384
1,448
Available-for-sale
–
47
55
Unlisted investments
Rascom
–
–
–
0.69% (2007: 0.69%, 2006: 0.70%) interest in Regional African
Satellite Communications Organisation, headquartered in Abidjan, Ivory
Coast, at cost.
Cost
1
1
1
Impairment
(1)
(1)
(1)
The fair value of this unlisted investment cannot be practicably determined. The directors’ valuation is based on the Group’s interest in the entity’s net asset value converted at year-end exchange rates. The directors’ valuation of the above unlisted investment is RNil (2007: RNil;
2006: RNil).
WBS Holdings (Proprietary) Limited
–
40
23
2,500 ordinary shares at R0.01 each
The directors’ valuation of this unlisted investment is not materially different from the carrying amount as it is recognised at fair value. The investee company also granted the Group an option to subscribe for additional shares (refer to note 12) from the 10% currently held up to an aggregate of 25.5%.
Other investments –
7
32
The Group purchased a 10% equity stake in G-Mobile Holdings Limited and a 25.93% equity stake in Gogga Tracking Solutions (Proprietary)
Limited. The investee companies also granted the Group an option to increase the investments (refer to note 27). During 2008 the Group purchased a 50% equity stake in Waterberg Lodge (Proprietary) Limited, a 35% equity stake in X-Link Communications (Proprietary) Limited and increased its interest in G-Mobile Holdings Limited from 10% to 26% by exercising the call option granted in 2007.
Loans and receivables
89
65
67
Mirambo Limited
–
–
60
Mirambo Limited bought the 16% and 19% equity stake of Planetel
Communications Limited and Caspian Limited respectively in Vodacom
Tanzania Limited on November 30, 2007. The shareholder loans with a combined nominal value of USD14.9 million, were transferred to
Mirambo Limited in order to meet its obligations to Vodacom Tanzania
Limited in respect of shareholder contributions. The loan bears interest at
LIBOR plus 5% and shall be repaid from any cash distributions by
Vodacom Tanzania Limited to Mirambo Limited. The loan and capitalised interest are collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited.
2006
2007
2008
Rm
Rm
Rm

13.     Investments (continued)
Loans and receivables (continued)
Planetel Communications Limited
21
25
–
The loan with a nominal value of USD7 million (Group share: USD3,5 million) issued during the 2003 year, bore interest at LIBOR plus 5%.
Planetel Communications Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania
Limited. The loans and capitalised interest were collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom
Tanzania Limited. All the shareholders subordinated their loans to Vodacom
Tanzania Limited for the duration of the project finance funding period, which expired at the end of the current financial year (refer to note 27).
On November 30, 2007, Planetel Communications sold it’s 16%
shareholding in Vodacom Tanzania Limited to Mirambo Limited.
Caspian Limited
25
29
–
The loan with a nominal value of USD8 million (Group share: USD4 million) issued during the 2003 year, bore interest at LIBOR plus 5%.
Caspian Limited utilised this loan to ensure sufficient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised interest were collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom
Tanzania Limited. All the shareholders subordinated their loans to
Vodacom Tanzania Limited for the duration of the project finance funding period, which expired at the end of the current financial year (refer to note 27). On November 30, 2007, Caspian sold its 19% shareholding in Vodacom Tanzania Limited to Mirambo Limited.
Number Portability Company (Proprietary) Limited
–
3
3
The shareholder loan made to Number Portability Company (Proprietary)
Limited (‘NPC’) for an amount of R6 million (Group share: R3 million)
at March 2007, is subordinated and ranks behind the claims of all creditors of NPC for repayment until such time as the assets of NPC fairly valued exceed its liabilities and in such case, the loan shall cease to be subordinated to the extent that the assets of NPC exceed its liabilities from time to time. The shareholder loan bears no interest and has no fixed repayment terms.
Sekha-Metsi Investment Consortium Limited
–
8
–
The loan was advanced to Sekha-Metsi Investment Consortium Limited and bore interest at South African overdraft interest rates plus a margin of 2%. Interest was payable monthly in arrears. The loan was repayable on demand, should Sekha-Metsi Investment Consortium Limited be able to obtain a loan externally. Sekha-Metsi Investment Consortium Limited pledged their shares in Sekha-Metsi Enterprises (Proprietary) Limited as security for the loan. During the current financial year the loan was repaid.
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
13.     Investments (continued)
Loans and receivables (continued)
Empresa Moçambicana de Telecommuniç˜acoes S.A.R.L.
(‘Emotel’)
–
–
4
The loan with a nominal value of USD0.9 million issued during the 2008 financial year bears interest at LIBOR plus 2%. Interest is capitalised on a monthly basis. The loan and capitalised interest are repayable upon the expiry of 5 years following the advance date, being March 31, 2012.
Emotel utilised this loan to meet its obligations to V.M, S.A.R.L. in respect of its 2% shareholding in V.M, S.A.R.L. The loan and capitalised interest are collateralised by cession over all cash distributions and a pledge over their shares in V.M, S.A.R.L.
Tel.One (Pvt) Limited
32
–
–
The loan to Tel.One (Pvt) Limited was unsecured, interest-free and was repayable through traffic revenue from June 2004 over 5 years. R41 million traffic was set off against the loan in the 2007 financial year, hence settling the full amount of the loan in advance.
Other receivables
11
–
–
Held for trading
2,874
1,349
1,377
Linked insurance policies – Coronation
1,182
1,280
1,291
Linked insurance policies – Investec
24
–
–
Ordinary shares – listed
1,059
–
–
Cash
229
–
–
Other money market investments
284
69
51
Government stock
44
–
–
Other unlisted investments
52
–
35
Less: Short-term investments
(69)
(77)
(51)
Tel.One (Pvt) Limited
(13)
–
–
Sekha-Metsi Investment Consortium Limited
–
(8)
–
WBS Holdings (Proprietary) Limited (included in Other unlisted investments)
–
–
(13)
Other money market investments
(56)
(69)
(38)
Included in held for trading investments is R1,290 million (2007: R1,279 million, 2006: R2,819 million) that will be used to fund the post-
retirement medical aid liability. These investments are made through a cell captive, in which Telkom holds 100% of the preference shares of the cell captive, and represent the fair value of the underlying investments of the cell captive. The initial cost of the investment amounts to R535 million
(2007: R535 million; 2006: R1,891 million). Telkom bears all the risks and rewards of the investment, as the returns/losses on the preference shares are dependant on the performance of the underlying investments made by the cell captive. On this basis Telkom as the preference shareholder, receives any residual gains or losses made by the cell captive. The ordinary shareholders of the cell captive do not bear any of the risks and rewards. The cell captive has been consolidated in full.
The cell captive has an investment in a sinking fund and an annuity policy. In the financial year ended March 31, 2007 an addendum to the cell captive annuity policy was signed, which resulted in the annuity policy qualifying as a plan asset. This resulted in a reduction in the investment of R1,961 million in the financial year ended March 31, 2007 (refer to note 29).
2006
2007
2008
Rm
Rm
Rm

14.     Deferred revenue and Deferred expenses
Deferred expenses
480
557
583
Deferred expenses
254
270
221
Current portion of deferred expenses
226
287
362
Included in long-term deferred expenses and revenue is Vodacom unactivated starter packs.
The current portion of deferred expenses represents the deferral of connection costs.
Deferred revenue
2,966
3,004
3,721
Deferred revenue
991
1,021
1,128
Current portion of deferred revenue
1,975
1,983
2,593
Included in deferred revenue is profit on the sale and lease-back of certain Telkom buildings of R118 million, consisting of a long-term portion of
R107 million and a short-term portion of R11 million (2007: R129 million; 2006: R140 million). A profit of R11 million per annum is recognised in income on a straight-line basis, over the period of the lease ending 2019 (refer to note 37).
15.     Finance lease receivables
Total
< 1 year
1 – 5 years
> 5 years
Rm
Rm
Rm
Rm
The Group provides voice and non-voice services to its customers, which make use of router and PABX equipment that is dedicated to specific customers. The disclosed information relates to certain customer arrangements which were assessed to be finance leases in terms of IAS17.
2008
Minimum lease payments
Lease payments receivable
452
196
256
–
Unearned finance income
(80)
(30)
(50)
–
Present value of minimum lease payments
372
166
206
–
Lease receivables
372
166
206
–
2007
Minimum lease payments
Lease payments receivable
312
110
202
–
Unearned finance income
(66)
(22)
(44)
–
Present value of minimum lease payments
246
88
158
–
Lease receivables
246
88
158
–
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
16.     Deferred taxation
(587) (1,123) (1,374)
Opening balance (435) (587) (1,123)
Income statement movements (173) (516)
(219)
Temporary differences (280) (515)
(331)
Over provision/(under provision) prior year 107 (1) 53
Change in tax rate – –
59
Business combinations 21 (16)
(65)
Foreign currency translation reserve and foreign equity revaluation – (4) 33
The balance comprises: (587) (1,123) (1,374)
Capital allowances (2,682) (3,325) (3,841)
Provisions and other allowances 1,682 1,719 2,008
Tax losses 112 113
276
STC tax credits 301 370 183
Deferred tax balance is made up as follows: (587) (1,123) (1,374)
Deferred tax assets 481 593 605
Deferred tax liabilities (1,068) (1,716)
(1,979)
Unutilised STC credits 2,393 2,958 1,830
Under South African tax legislation, tax losses for companies continuing to do business do not expire. The unused taxation losses available to reduce the net deferred taxation liability is R1,615 million of which R1,456 relates to Vodacom (2007: R1,134 million; 2006: R876 million)
(Group share: R728 million; 2007: R567 million; 2006: R438 million). The full effect of this would be a R511 million of which R466 million relates to Vodacom (2007: R363 million; 2006: R279 million) (Group share: R233 million; 2007: R182 million; 2006: R140 million)
reduction in the net deferred taxation liability.
The deferred tax asset represents amongst other items STC credits on past dividends received. The deferred tax asset for the current period is calculated using the revised STC rate of 10% (previously 12,5%) as announced by the Minister of Finance. The deferred tax asset is recognised as it is considered probable that it will be utilised in the future, given Telkom’s dividend policy. The asset will be released as a tax expense when dividends are declared.
The deferred tax liability increased mainly due to the increase in the difference between the carrying value and tax base of assets, resulting from the change in the estimate of useful lives of the assets as well as from the acquisition of Multi-Links Telecommunications (Proprietary) Limited.
2006 2007 2008
Rm Rm
Rm

17.     Inventories
814 1,093 1,287
Gross inventories 916 1,275 1,535
Write-down of inventories to net realisable value (102) (182)
(248)
Inventories consist of the following categories: 814 1,093
1,287
Installation material, maintenance material and network equipment 487 811
895
Merchandise 327 282 392
Write-down of inventories to net realisable value 102 182 248
Opening balance 67 102 182
Charged to selling, general and administrative expenses 64 154
164
Inventories written-off (29) (74) (98)
Inventory levels as at March 31, 2008 and 2007 have increased due to the roll-out of the Next Generation Network and increased inventory levels, required to improve customer service.
The increase in merchandise in the current year is due to the accelerated acquisition of merchandise to limit the Group’s exposure to foreign currency fluctuations.
18.     Trade and other receivables
6,399 7,303
8,986
Trade receivables 5,798 6,557
7,695
Gross trade receivables 6,088 6,792
7,985
Impairment of receivables (290) (235) (290)
Prepayments and other receivables 601 746 1,291
Impairment of receivables 290 235 290
Opening balance 285 290 235
Charged to selling, general and administrative expenses 206 153
300
Receivables written-off (201) (208) (245)
Refer to note 12 for detailed credit risk analysis.
The increase in the charged to selling, general and administrative expenses is as a result of increased revenues which resulted in a higher provision for doubtful debts.
2006 2007 2008
Rm Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
19.     Other financial assets and liabilities
Other financial assets consist of:
At fair value through profit or loss
275
259
614
Bills of exchange
107
98
–
Interest rate swaps
Other financial assets                                                                                               –                          –                          16
19                         16                          9
Forward exchange contracts                                                                                    149                       145                       589
Bills of exchange
The fair value of bills of exchange has been derived at with reference to
BESA quoted prices.
Other financial liabilities consist of:
(235)
(229)
(1,290)
Long-term portion of other financial liabilities
Other (refer to note 12)
–
(36)
–
Put option at fair value through profit or loss (refer to note 12)
–
–
(919)
Current portion of other financial liabilities
At fair value through profit or loss
(235)
(193)
(371)
Put option at fair value through profit or loss (refer to note 12)
–
(125)
(198)
Forward exchange contracts
(130)
(42)
(173)
Interest rate swaps
(105)
(26)
–
Change in comparative
Derivative instruments in other financial liabilities category increased by R125 million in 2007 (2006: RNil) due to the reclassification of the
Vodacom DRC put option from trade and other payables.
2006
2007
2008
Rm
Rm
Rm

20.     Net cash and cash equivalents
4,255

(208)
Cash shown as current assets
4,948
749
1,134
Cash and bank balances
1,853
649
664
Short-term deposits
3,095
100
470
Credit facilities utilised
(693)
(441)
(1,342)
Undrawn borrowing facilities
9,519
8,658
7,565
The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate that will be mutually agreed between the borrower and lender at the time of drawdown, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity. At March 31,
2008, R2,000 million of these undrawn facilities were committed.
Borrowing powers
To borrow money, Telkom’s directors may mortgage or encumber
Telkom’s property or any part thereof and issue debentures, whether secured or unsecured, whether outright or as security for debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the TL20 loan and the conditions, and covenants of the
Bridge Loan facility indicated on note 27.
21.     Share capital and premium
Authorised and issued share capital and share premium are made up as follows:
Authorised
10,000
10,000
10,000
999,999,998 ordinary shares of R10 each
10,000
10,000
10,000
1 Class A ordinary share of R10
–
–
–
1 Class B ordinary share of R10
–
–
–
Issued and fully paid
6,791
5,329
5,208
520,784,184 (2007: 532,855,528; 2006: 544,944,899)
ordinary shares of R10 each
5,449
5,329
5,208
1 (2007: 1; 2006: 1) Class A ordinary share of R10
–
–
–
1 (2007: 1; 2006: 1) Class B ordinary share of R10
–
–
–
Share premium
1,342
–
–
The following table illustrates the movement in the number of shares issued:
Number of
Number of
Number of
shares
shares
shares
Shares in issue at beginning of year
557,031,821
544,944,901
532,855,530
Shares bought back and cancelled*
(12,086,920)
(12,089,371)
(12,071,344)
Shares in issue at end of year
544,944,901
532,855,530
520,784,186
Full details of the voting rights of ordinary, class A and class B shares are documented in the Articles of Association of Telkom.

* As of March 31, 2008, 4,444,138 of these shares had not yet been cancelled from the issued share capital by the Registrar of Companies.
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

2006 2007 2008
Rm Rm
Rm
Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
21.     Share capital and premium (continued)
Share buy-back
During the financial year Telkom bought back 12,071,344 ordinary shares at a total consideration of R1,647 million. This reduced Share capital by R121 million and Retained earnings by R1,526 million.
During the financial year ended March 31, 2007, Telkom bought back
12,089,371 ordinary shares at a total consideration of R1,596 million.
This reduced Share capital by R120 million, Share premium by
R1,342 million and Retained earnings by R134 million.
During the financial year ended March 31, 2006, Telkom bought back
12,086,920 ordinary shares at a total consideration of R1,502 million.
This reduced the Share capital by R121 million and Share premium by
R1,381 million.
Capital Management
Refer to note 12 for a detailed capital management disclosure.
22.     Treasury shares
(1,809) (1,774) (1,638)
At March 31, 2008, 10,493,141 (2007: 12,237,016; 2006:
12,687,521) and 10,849,058 (2007: 10,849,058; 2006:
10,849,058) ordinary shares in Telkom, with a fair value of R1,377 million
(2007: R2,031 million; 2006: R2,038 million) and R1,423 million
(2007: R1,801 million; 2006: R1,743 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou
Investments (Proprietary) Limited, respectively.
The shares held by Rossal No 65 (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan (‘TCSP’). In addition, the Board of directors agreed that, subject to the JSE Listing requirements, the treasury shares held by Acajou Investments (Proprietary) Limited be made available to the TCSP to make up for the current shortfall in the share scheme after the additional grants made in the current year (refer to note 23).
The reduction in the number of treasury shares is due to 1,743,785 shares
(2007: 450,505; 2006: 29,669) shares that vested in terms of the
TCSP during the year.
The fair value of these shares at the date of vesting was R301 million
(2007: R63 million; 2006: R4 million).

23.     Share-based compensation reserve
This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses over the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan (refer to note 29).
The Telkom Board approved the fourth enhanced allocation of shares to employees on September 4, 2007, with a grant date of September 27,
2007, the day that the employees and Telkom shared a common
understanding of the terms and conditions of this grant. A total of
6,089,810 shares were granted.
The Board has also approved an enhanced allocation for the November
2006 grant on September 4, 2007, with a grant date of September
27, 2007. The number of additional shares granted with respect to the
2006 allocation is 4,966,860.
No consideration is payable on the shares issued to employees, but performance criteria will have to be met in order for the granted shares to vest. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of shares granted, commencing on the grant date.
The following table illustrates the movement within the Share-based compensation reserve:
Balance at beginning of year
68
151
257
Net increase in equity
83
106
386
Employee cost*
120
141
522
Accelerated vesting of shares
(37)
–
–
Vesting and transfer of shares
–
(35)
(136)
Balance at end of year
151
257
643
At March 31, 2008 the estimated total compensation expense to be recognised over the vesting period was R2,151 million (2007:
R580 million; 2006: R381 million), of which R522 million (2007: R141 million; 2006: R120 million) was recognised in employee expenses for the year.
*The increase in the employee costs in the current financial year is mainly as a result of the additional share allocations (refer to note 29).
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
24.     Non-distributable reserves
1,128 1,413 1,292
Opening balance 360 1,128 1,413
Movement during the year 768 285
(121)
Foreign currency translation reserve (net of tax of R6 million;
2007: R4 million; 2006: RNil)
52 46 521
Minority put option (refer to note 12) – – (661)
Revaluation of an available-for-sale investment (net of tax of R1 million) – –
8
Available-for-sale financial asset
  Life fund reserve (Cell captive)
716 239
11
The balance comprises: 1,128 1,413
1,292
Foreign currency translation reserve (104) (58)
463
Cell Captive reserve 1,232 1,471 1,482
Available-for-sale investment – – 8
Minority put option – –
(661)
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
25.     Retained earnings
22,904 26,499 27,310
Opening balance 19,232 22,904
26,499
Movement during year 3,672 3,729 2,337
Net profit for the year 9,189 8,646 7,975
Transfer to non-distributable reserves (refer to note 24) (716) (239) (11)
Dividend declared (refer to note 34) (4,801) (4,678)
(5,627)
Shares bought back (refer to note 21) – (134)
(1,526)
The balance comprises: 22,904 26,499 27,310
Company 18,534 21,906
22,484
Joint venture 4,293 4,762 5,697
Subsidiaries 568 786 428
Eliminations (491) (955)
(1,299)
2006 2007 2008
Rm Rm
Rm

26.     Minority interest
301
284
522
Opening balance
220
301
284
Movement during the year
81
(17)
238
Reconciliation:
301
284
522
Balance at beginning of year
220
301
284
Share of earnings
139
203
197
Acquisition of subsidiaries and minorities
27
(68)
77
Foreign currency translation reserves
(7)
14
29
Dividend declared
(78)
(166)
(65)
27.     Interest-bearing debt
Long-term interest-bearing debt
7,655
4,338
9,403
Total interest-bearing debt
11,123
10,364
15,733
Gross interest-bearing debt
13,686
12,549
17,839
Discount on debt instruments issued
(2,563)
(2,185)
(2,106)
Less: Current portion of interest-bearing debt
(3,468)
(6,026)
(6,330)
Local debt
(2,642)
(5,772)
(6,001)
Locally registered Telkom debt instruments
(2,211)
(4,432)
–
Commercial paper bills
(429)
(1,339)
(3,401)
Short-term interest-free loans
(2)
(1)                          –
Call borrowings
–                           –                  (2,600)
Foreign debt
(786)
(193)
(202)
Finance leases
(40)
(61)
(124)
Licence obligation
–
–
(3)
Total interest-bearing debt is made up as follows:
11,123
10,364
15,733
(a) Local debt
8,938
8,131
12,923
Locally registered Telkom debt instruments
8,507
6,786
8,164
Name, maturity, rate p.a., nominal value
TK01, 2008, 10%, RNil (2007: R4,680 million; 2006: R4,689 million)
4,230
4,432
–
TL06, 2006, 10.5%, RNil (2007: RNil; 2006: R2,100 million)
2,103
–
–
TL20, 2020, 6%, R2,500 million (2007: R2,500 million;
2006: R2,500 million)
1,214
1,246
1,283
PP02, 2010, 0%, R430 million (2007: R430 million; 2006: R430 million)
230
264
304
PP03, 2010, 0%, R1,350 million (2007: R1,350 million;
2006: R1,350 million)
730
844
977
Call borrowings, 2009, 11.58%, R2,600 million (2007: RNil; 2006: RNil)
–
–
2,600
Term loans, 2010, 12.22%, R3,000 million (2007: RNil; 2006: RNil)
–
–
3,000
Local bonds
The local Telkom bonds are unsecured, but a side letter to the subscription agreement (as amended) of the TL20 bond, and the R1,600 million Bridge
Loan facility, included in call borrowings contain a number of restrictive financial covenants to be maintained by the Group at the following ratios:
EBITDA to net interest expense ratio of no less than 3.5:1 and net interest bearing debt to EBITDA ratio of no greater than 3.0:1 which, if not met, could result in the early redemption of the loan. The R1,600 million Bridge
Loan facility and R2,000 million Term loan agreement agreements limit the Group’s ability to encumber, cede, assign, sell or otherwise dispose of a material portion of its assets without the prior written consent of the
Lenders, which will not be unreasonably withheld. The TL20, PP02, and
PP03 local bonds limit Telkom’s ability to create encumbrances on revenues or assets, and secure any indebtedness without securing the outstanding bonds equally and rateably with such indebtedness.
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
27.     Interest-bearing debt (continued)
(a) Local debt (continued)
Commercial paper bills
429
1,339
4,202
Rate p.a., nominal value
2008, 11.71% (2007: 9.04%; 2006: 7%), R4,383 million (2007:
R1,350 million; 2006: R430 million)
Asset Backed Arbitraged Securities (Proprietary) Limited
–
–
500
On December 5, 2007 Vodacom (Proprietary) Limited entered into a subscription agreement with Asset Backed Arbitraged Securities (Proprietary)
Limited (‘ABACAS’). In terms of the agreement Vodacom (Proprietary)
Limited issued debt instruments in the form of two promissory notes with a nominal value of R500 million (Group shares: R250 million) each to which ABACAS subscribed. The debt instrument will bear interest based on
JIBAR plus credit margin and funding margin. The repayment term is three years with interest being paid quarterly. The credit margin is 0.4% and the funding margin is 0.18% and 0.15% respectively.
Licence Obligation
–
–
47
On December 9, 2004, ICASA amended the Vodacom South Africa licence to allow for access to the 1800 Megahertz frequency spectrum band and the 3G radio spectrum band. The costs to the Group for the 1800 Megahertz frequency band obligations is estimated at R68.8 million (Group share
R34.4 million). The net present value, at a discount rate of 8%, over three years amounts to R64 million (Group share: R32 million). The cost to the
Group for the 3G radio sprectrum band obligation is estimated at
R36.8 million (Group share: R18.4 million). The net present value, at a discount rate of 8%, over three year amounts to R32.2 million (Group share: R16.1 million).
Other debt
2
6
10
Other debt includes Vodacom Group shareholders’ loans with variable payment terms. Group share is 50% on the respective balances.
(b) Foreign debt
   913
   1,013
   1,643
Maturity, rate p.a., nominal value
85
106
141
Euro: 2010 – 2025, 0.1% – 0.14% (2007: 0.10% – 0.14%; 2006:
0.10% – 6.81%),
€ 11 million (2007: € 11 million; 2006: € 11 million)
Mirambo Limited
–
–
72
Mirambo Limited bought the 16% and 19% equity stake of Planetel
Communications Limited and Caspian Limited respectively in Vodacom Tanzania Limited on November 30, 2007. The shareholder loans with a combined nominal value of USD18 million (Group share: USD9 million), were transferred to Mirambo Limited in order to meet its obligations to Vodacom Tanzania Limited in respect of shareholder contributions. The loan bears interest at LIBOR plus 5% and shall be repaid by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan and capitalised interest are unsecured and surbordinated.
2006
2007
2008
Rm
Rm
Rm

27.     Interest-bearing debt  (continued)
(b) Foreign debt (continued)
Planetel Communications Limited
21 27 –
The shareholder loan of USD8 million (2007: USD8 million; 2006: USD8 million) (Group share: USD4 million; 2007: USD4 million; 2006: USD4 million) was subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, which expired at the end of the current financial year, bore no interest from April 1, 2002, and was thereafter available for repayment, by approval of at least 60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on remeasurement was included in equity. On November
30, 2007 Planetel Communications Limited sold its 16% shareholding in
Vodacom Tanzania Limited to Mirambo Limited.
Caspian Limited 25 32 –
The shareholder loan of USD10 million (2007: USD10 million; 2006:
USD10 million) (Group share: USD5 million; 2007: USD5 million; 2006:
USD5 million) was subordinated for the duration of the project finance funding period of Vodacom Tanzania Limited, bears no interest from April
1, 2002, and was thereafter available for repayment, by approval of at least
60% of the shareholders of Vodacom Tanzania Limited. The loan became non-interest bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5%. The gain on remeasurement was included in equity. On November 30, 2007 Caspian Limited sold its 19%
shareholding in Vodacom Tanzania Limited to Mirambo LImited.
Loan to Vodacom International Limited 557 655 731
The loan provided by Standard Bank Plc and RMB International (Dublin)
Limited that amounts to USD180 million (2007: USD180 million; 2006:
USD180 million) (Group share: USD90 million; 2007: USD90 million 2006;
USD90 million)) is collateralised by guarantees provided by the Vodacom
Group. The loan originally repayable on July 19, 2006, was refinanced during the 2007 financial year. The loan is now repayable on July 26,
2009 and bears interest at an effective interest rate of LIBOR plus 0.35%.
Project finance funding for Vodacom Tanzania Limited 92 47 –
The drawn down portions of the project finance funding from external parties include the following:
(a)  Netherlands Development Finance Company USDNil (2007: USD4
million; 2006: USD8 million) (Group share: USDNil; 2007: USD2 million; 2006: USD4 million)
(b)  Deutsche Investitions – und Entwicklungsgesellschaft mbH
€ Nil
(2007: € 4 million; 2006: € 8 million) (Group share: € Nil; 2007: € 2 million; 2006:
€ 4 million)
(c)  Standard Corporate and Merchant Bank USDNil (2007: USD4 million;
2006: USD8 million) (Group share: USDNil; 2007: USD2 million;
2006: USD4 million)
(d)  Barclays Bank (Local Syndicate Tanzania) TSHNil (2007: TSHNil;
2006: TSH5,704 million) (Group share: TSHNil; 2007: TSHNil; 2006:
TSH2,852 million).
The funding was collateralised by a charge over 51% of the shares, the license and Vodacom Tanzania Limited’s tangible assets and intangible assets. The loans bore interest based upon the foreign currency denomination of the project financing between 6% and 14.4% per annum and was fully repaid in the 2008 financial year.
2006 2007 2008
Rm Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
27.     Interest-bearing debt (continued)
(b) Foreign debt
(continued)
Vodacom Congo (RDC) s.p.r.l.
19
11
4
Vodacom’s share of the short-term facilities amount to USD1 million (2007:
USD3 million; 2006: USD6 million) (Group share: USD1 million; 2007:
USD2 million; 2006: USD3 million) bears interest at 18% per annum with no fixed repayment terms. USD2 million (Group share: USD1 million) of these facilities was repaid on June 30, 2007 and bore interest at LIBOR plus
6% per annum.
Preference shares issued by Vodacom Congo (RDC) s.p.r.l.
114
135
150
The preference shares of USD37 million (2007: USD37 million; 2006:
USD37 million) (Group share: USD19 million; 2007: USD19 million;
2006: USD19 million) bear interest at a rate of 4% per annum. The preference shares are redeemable at the discretion of the shareholders and on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.
Zenith Bank
–
–
45
Multi-Links Telecommunications Limited has taken out a loan
from Zenith Bank. The original loan amounted to USD14 million against which repayments amounting to USD8.4 million have already been made. The loan bears interest at LIBOR plus 3.5% and will be repaid during 2008.
FCMB Loan
–
–
87
Multi-Links Telecommunications Limited has taken out a FCMB
loan.The original loan amounted to Naira 1,500 million against which repayments amounting to Naira 250 million have already been made. The loan bears interest at 13% and will be fully repaid during 2010. This loan is secured by a charge of assets valued at N520 million.
Export Development Bank of Canada
–
–
82
Multi-Links Telecommunications Limited has a long-term
funding facility in place with Export Development Bank of Canada (EDC), through First Bank of Nigeria Plc. The original funding amounted to
USD18 million against which USD8 million repayments have already been made. The loan bears interest at LIBOR plus 2.5%, and will be fully repaid during 2014.
Huawei Vendor Financing Facility VFF
–
–
319
Multi-Links Telecommunications Limited entered into a Bridge
Financing agreement with Huawei Tech Investment Co. Limited for the supply of telecommunications equipment and services. The original funding amounted to USD41.6 million against which repayments of USD2 million have already been made. The loan bears interest at LIBOR plus 2% and will be repaid by 2010. The above arrangement is temporary until financing facilities are obtained from China Development Bank.
PTA Bank and Barclays Bank
–
–
12
Africa Online Group has taken out a loan from PTA Bank and Barclays
Bank that in total amounts to USD1,5 million. Of this amount
USD0.8 million bears interest at LIBOR plus 6% and the remaining
USD0.4 million bears interest at 11.5%.
(c) Finance leases
1,272
1,220
1,167
The finance leases are secured by buildings with a carrying value of R634 million (2007: R564 million; 2006: R618 million) and office equipment with a book value of R14 million (2007: R10 million; 2006: R6 million)
(refer to note 10). These amounts are repayable within periods ranging from 1 to 12 years. Interest rates vary between 13% and 38%.
2006
2007
2008
Rm
Rm
Rm

27.     Interest-bearing debt (continued)
Included in long-term and short-term debt is:
Debt guaranteed by the South African Government
4,315 4,537 141
A major portion of the guaranteed debt for the years ended March 31, 2007 and 2006 relates to the TK01 debt instrument, however, this instrument has been redeemed in full during the year ended March 31, 2008.
Telkom may issue or re-issue locally registered debt instruments in terms of the Post Office Amendment Act 85 of 1991. The borrowing powers of
Telkom are set out as per note 20.
Repayments/refinancing of current portion of interest-bearing debt
The repayment/refinancing of R6,330 million of the current portion of interest-bearing debt will depend on the market circumstances at the time of repayment.
Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.
Loans raised and loans repaid on the cash flow statement increased due to raising and redemption of the Commercial Paper Bills in Telkom, as well as newly acquired Asset Backing finance in Vodacom.
28.     Provisions
2,677 1,443 1,675
Employee related
4,293 3,005 3,186
Annual leave
356 413
438
Balance at beginning of year 337 356 413
Charged to employee expenses 88 66
44
Leave paid (69) (9)
(19)
Post-retirement medical aid (refer to note 29)
2,607 1,139
1,356
Balance at beginning of year 2,430 2,607 1,139
Interest cost 249 286 322
Current service cost 48 83
84
Expected return on plan asset – (188)
(257)
Actuarial loss 63 149 129
Curtailment gain (8) – –
Settlement loss 7 – –
Termination settlement (29) – –
Plan asset – initial recognition – (1,720) –
Contributions paid (153) (78) (61)
Telephone rebates (refer to note 29)
198 282 287
Balance at beginning of year 179 198 282
Interest cost 16 19 22
Current service cost 3 4 3
Past service cost – 76 2
Actuarial loss – 5
–
Benefits paid – (20) (22)
Bonus
1,071 1,090
992
Balance at beginning of year 826 1,071 1,090
Charged to employee expenses 965 965 797
Payments made (720) (946) (895)
Long-term incentive provision*
61 81 113
Balance at beginning of year – 61 81
Charged to employee expenses 69 21 41
Payment (8) (1) (9)
2006 2007 2008
Rm Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
28.     Provisions
Non-employee related
44
533
670
Supplier dispute (refer to note 38)
–
527
569
Balance at beginning of year
–
–
527
Net movements
–
527
42
Warranty provision
16
–
–
Balance at beginning of year
14
16
–
Charged to expenses
20
–
–
Provision utilised
(18)
(16)
–
Other
28
6
101
Less: Current portion of provisions
(1,660)
(2,095)
(2,181)
Annual leave
(356)
(402)
(417)
Post-retirement medical aid
(159)
(186)
(186)
Telephone rebates
(17)
(26)
(26)
Bonus
(1,071)
(911)
(921)
Supplier dispute
–
(527)
(569)
Warranty provision
(16)
–
–
Other
(41)
(43)
(62)
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
Supplier dispute
Telkom provided R569 million (2007: R527 million; 2006: RNil) for its estimate of the probable liability as discussed in note 38. The net movement in the provision of R42 million (2007: R17 million; 2006: R Nil) consists of Finance charges and fair value movements offset by provisional payments made during the current year.
Warranty provision
The warranty provision in Vodacom covers manufacturing defects in the second year of warranty on handsets sold to customers. The estimate is based on claims notified and past experience. The suppliers of the various handsets assumed responsibility for the second year warranty subsequent to March 31, 2007 and accordingly there is no remaining provision.
Other
Included in other provisions is an amount provided for asset retirement obligations.
Other provisions also include advertising received from suppliers of handsets and various other smaller provisions.
*In the previous year the long-term incentive provision was included in other provisions.
2006
2007
2008
Rm
Rm
Rm

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
At March 31, 2008, the Group employed 33,616 employees (2007: 33,047; 2006: 31,458).
Actuarial valuations were performed by qualified actuaries to determine the benefit obligation, plan asset and service costs for the pension and retirement funds for each of the financial periods presented.
The Telkom Pension Fund
The latest actuarial valuation performed at March 31, 2008 indicates that the pension fund is in a surplus position of R84 million after unrecognised gains. The recognition of the surplus is limited due to the application of the asset limitation criteria in IAS19 (revised).
The last statutory funding valuation of the fund performed in March 2007, indicated that the fund is fully funded. The current contributions
(plus an annual top-up lump sum if necessary) are based on that valuation. Management expects to complete the next statutory valuation in
November 2008.
With effect from July 1, 1995, the Telkom Pension Fund was closed to new members. During the financial year ended March 31, 2007, a settlement event occurred in the Telkom Pension Fund whereby 106 members were transferred to the Telkom Retirement Fund.
The funded status of the Telkom Pension Fund is disclosed below.
2006
2007
2008
Rm
Rm
Rm
The Telkom Pension Fund
The net periodic pension costs includes the following components:
Interest and service cost on projected benefit obligations
22
22
21
Expected return on plan assets
(24)
(19)
(27)
Recognised actuarial loss/(gain)
78
9
(16)
Settlement loss/(gain)
–
21
(2)
Asset Limitation
–
–
29
Net periodic pension expense recognised
76
33
5
Pension fund contributions (refer to note 5.1)
22
8
5
The status of the pension plan obligation is as follows:
At beginning of year
186
281
205
Interest and service cost
22
22
21
Employee contributions
4
2
2
Benefits paid
(20)
(2)
(3)
Settlements
–
(70)
(15)
Actuarial loss/(gain)
89
(28)
(6)
Benefit obligation at end of year
281
205
204
Plan assets at fair value:
At beginning of year
231
243
284
Expected return on plan assets
24
19
27
Benefits paid
(20)
(2)
(3)
Contributions
26
10
8
Settlements
–
(61)
(15)
Actuarial (loss)/gain
(18)
75
10
Plan assets at end of year
243
284
311

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
29.     Employee benefits (continued)
The Telkom Pension Fund (continued)
Present value of funded obligation
281
205
204
Fair value of plan assets
(243)
(284)
(311)
Fund status
38
(79)
(107)
Unrecognised net actuarial (loss)/gain
(118)
25
23
Net surplus
(80)
(54)
(84)
Asset Limitation
–
–
29
Recognised net asset
(80)
(54)
(55)
Expected return on plan assets
24
19
27
Actuarial (loss)/return on plan assets
(18)
75
10
Actual return on plan assets
6
94
37
Principal actuarial assumptions were as follows:
Discount rate (%)
7.5
7.5
9.0
Yield on government bonds (%)
7.5
7.5
9.0
Long-term return on equities (%)
10.5
10.5
11.0
Long-term return on cash (%)
5.5
5.5
7.0
Expected return on plan assets (%)
9.5
9.7
9.8
Salary inflation rate (%)
6.0
6.0
7.5
Pension increase allowance (%)
2.9
2.9
4.3
The overall long-term expected rate of return on assets is 9.75%. This is based on the portfolio as a whole and not the sum of the returns of individual asset categories. The expected return takes into account the asset allocation of the Telkom pension fund and expected long-term return of these assets, of which South African equities and foreign investments are the largest contributors.
The assumed rates of mortality are determined by reference to the SA85-
90 (Light) ultimate table, as published by the Actuarial Society of South
Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.
Funding level per statutory actuarial valuation (%)
99.8
100.0
100.0
The number of employees registered under the Telkom Pension Fund
255
153
146
The fund portfolio consists of the following:
Equities (%)
84
74
54
Bonds (%)
9
5
5
Cash (%)
7
3
23
Foreign Investments (%)*
–
16
18
Insurance policies (%)
–
2
–
The total expected contributions payable to the pension fund for the next financial year are R7 million.
*Includes offshore unit trusts.
2006
2007
2008

Rm
Rm
Rm

29.     Employee benefits (continued)
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
The Telkom Retirement Fund is a defined contribution fund with regards to in-service members. On retirement, an employee is transferred from the defined contribution plan to a defined benefit plan. Telkom, as a guarantor, is contingently liable for any deficit in the Telkom Retirement
Fund. Moreover, all of the assets in the Fund, including any potential excess belong to the participants of the scheme. Telkom is unable to benefit from the excess in the form of future reduced contributions.
Telkom guarantees any actuarial shortfall of the pensioner pool in the retirement fund. This liability is initially funded through assets of the retirement fund. The latest actuarial valuation performed at March 31, 2008 indicates that the retirement fund is in a surplus funding position of R1,368 million after unrecognised losses.
The Telkom Retirement Fund is governed by the Pension Funds Act 24 of 1956. In terms of section 37A of this Act, the pension benefits payable to the pensioners cannot be reduced. If therefore the present value of the funded obligation were to exceed the fair value of plan assets, Telkom would be required to fund the statutory deficit.
The information presented below is intended only to comply with the disclosure requirements of IAS19 (revised) and not to suggest that
Telkom has a potential asset with regards to this Fund.
The funded status of the Telkom Retirement Fund is disclosed below:
2006
2007
2008
Rm
Rm
Rm
The Telkom Retirement Fund
The net periodic retirement costs include the following components:
Interest and service cost on projected benefit obligations
346
312
493
Expected return on plan assets
(430)
(489)
(686)
Recognised actuarial gain
–
(145)
–
Net periodic pension expense not recognised (Asset limitation)
(84)
(322)
(193)
Retirement fund contributions (refer to note 5.1)
383
439
460
Benefit obligation:
At beginning of year
4,020
4,377
6,581
Interest and service cost
346
312
493
Benefits paid
(377)
(486)
(488)
Liability for new pensioners
–
44
14
Actuarial loss
388
2,334
501
Benefit obligation at end of year
4,377
6,581
7,101
Plan assets at fair value:
At beginning of year
4,477
5,973
7,661
Expected return on plan assets
431
489
686
Benefits paid
(377)
(486)
(488)
Asset backing new pensioners’ liabilities
–
44
14
Actuarial gain
1,442
1,641
118
Plan assets at end of year
5,973
7,661
7,991

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
29.     Employee benefits (continued)
The Telkom Retirement Fund (continued)
Present value of funded obligation
4,377
6,581
7,101
Fair value of plan assets
(5,973)
(7,661)
(7,991)
Fund Status
(1,596)
(1,080)
(890)
Unrecognised net actuarial gain/(loss)
742
(96)
(478)
Unrecognised net asset
(854)
(1,176)
(1,368)
Expected return on plan assets
430
489
686
Actuarial gain on plan assets
1,442
1,641
118
Actual return on plan assets
1,872
2,130
804
Included in the fair value of plan assets is:
Office buildings occupied by Telkom
274
371
596
Telkom bonds
56
21
10
Telkom shares
287
284
141
The Telkom Retirement Fund invests its funds in South Africa and internationally. Twelve fund managers invests in South Africa and five of these managers specialise in trades with bonds on behalf of the
Retirement Fund. The international investment portfolio consists of global equity and hedged funds.
Principal actuarial assumptions were as follows:
Discount rate (%)
7.5
7.5
9.0
Yield on government bonds (%)
7.5
7.5
9.0
Long-term return on equities (%)
10.5
10.5
11.0
Long-term return on cash (%)
5.5
5.5
7.0
Expected return on plan assets (%)
8.5
9.3
10.3
Pension increase allowance (%)
2.9
4.5
6.0
The overall long-term expected rate of return on assets is 10.3%. This is based on the portfolio as a whole and not the sum of the returns of individual asset categories. The expected return takes into account the asset allocation of the Retirement Fund and expected long-term return on these assets, of which South African equities, foreign investments and SA fixed interest bonds are the largest contributors.
Experience adjustment
During the March 31, 2007 year end Telkom actuaries have performed a full valuation while for the March 31, 2006 year end a roll forward method was used, as permitted under
IAS 19, to determine the present value of the benefit obligation and the fair value of the plan assets using the March 31, 2005 statutory valuation as a base applying the relevant assumptions determined by management to arrive at the present value of the benefit obligation, and the fair value of plan assets.
This change in estimate resulted in a movement to the actuarial loss of R700 million and the fair value of the plan assets of R350 million in the respect of the 31 March 2007 estimates. The remaining
R1,291 million is a result of the actual investment returns exceeding the expected return for the
March 31, 2007 year end.
The assumed rates of mortality are determined by reference to the SA85-
90 (Light) ultimate table, as published by the Actuarial Society of South
Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.
Funding level per statutory actuarial valuation (%)
100
100
100
The number of pensioners registered under the Telkom Retirement Fund
14,323
14,451
14,255
The number of in-service employees registered under the Telkom
Retirement Fund
25,320
25,766
24,939
2006
2007
2008

Rm
Rm
Rm

29.     Employee benefits (continued)
The Telkom Retirement Fund (continued)
The fund portfolio consists of the following:
Equities (%)
72
59
70
Property (%)
4
2
2
Bonds (%)
21
19
11
Cash (%)
3
7
1
Foreign investments (%)
–
13
16
The total expected contributions payable to the Retirement Fund for the next financial year are R514 million.
Vodacom Group Pension Fund
All eligible employees of the Vodacom Group are members of the Vodacom Group Pension Fund, a defined contribution pension scheme. Certain executive employees of the Group are also members of the Vodacom Executive Provident Fund, a defined contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries (Proprietary) Limited. The Group’s share of the current contributions to the pension fund amounted to R57 million (2007: R42 million; 2006: R38 million). The Group’s share of the current contributions to the provident fund amounted to R7 million (2007: R6 million; 2006: R6 milllion). South African funds are governed in terms of the Pension Fund Act of 1956.
Medical benefits
Telkom makes certain contributions to medical funds in respect of current and retired employees. The scheme is a defined benefit plan. The expense in respect of current employees’ medical aid is disclosed in note 5.1. The amounts due in respect of post-retirement medical benefits to current and retired employees have been actuarially determined and provided for as set out in note 29. Telkom has terminated future post-
retirement medical benefits in respect of employees joining after July 1, 2000.
There are three major categories of members entitled to the post-retirement medical aid: pensioners who retired before 1994 (‘Pre-94’);
those who retired after 1994 (‘Post-94’); and the in-service members. The Post-94 and the in-service members’ liability is subject to a Rand cap, which increases annually with the average salary increase.
Eligible employees must be employed by Telkom until retirement age to qualify for the post-retirement medical aid benefit. The most recent actuarial valuation of the benefit was performed as at March 31, 2008.
Telkom has allocated certain investments to fund this liability as set out in note 13. The cell captive annuity policy qualified as a plan asset in terms of IAS19, effective June 1, 2006.
2006
2007
2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
29.     Employee benefits (continued)
Medical benefits (continued)
Medical aid
Benefit obligation:
At beginning of year
3,079
3,904
4,384
Interest cost
249
286
322
Current service cost
48
83
84
Actuarial loss
712
283
246
Settlement gain
(2)
–
–
Termination settlement
(29)
–
–
Benefits paid from plan assets
–
(94)
(125)
Contributions paid by Telkom
(153)
(78)
(61)
Benefit obligation at end of year
3,904
4,384
4,850
Plan assets at fair value:
At beginning of year
–
–
1,961
Plan asset – initial recognition
–
1,720
–
Expected return on plan assets
–
188
257
Benefits paid from plan assets
–
(94)
(125)
Actuarial gain/(loss)
–
147
(164)
Plan assets at end of year
–
1,961
1,929
Present value of funded obligation
3,904
4,384
4,850
Fair value of plan assets
–
(1,961)
(1,929)
Funded status
3,904
2,423
2,921
Unrecognised net actuarial loss
(1,297)
(1,284)
(1,565)
Liability as disclosed in the balance sheet (refer to note 28)
2,607
1,139
1,356
Expected return on plan asstes
–
188
257
Actuarial return on plan assets
–
147
(164)
Actual return on plan assets
–
335
93
Principal actuarial assumptions were as follows:
Discount rate (%)
7.5
7.5
9.0
Expected return on plan assets (%)
–
13.5
12.0
Salary inflation rate (%)
6.0
6.0
7.5
Medical inflation rate (%)
6.5
6.5
8.0
The assumed rates of mortality are determined by reference to the SA85-
90 (Light) ultimate table, as published by the Actuarial Society of South
Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.
Contractual retirement age
65
65
65
Average retirement age
60
60
60
Number of members
17,872
17,119
15,526
Number of pensioners
8,665
8,494
8,430
The valuation results are extremely sensitive to changes in the underlying assumptions. The following table provides an indication of the impact of changing some of the valuation assumptions above:
2006
2007
2008
Rm
Rm
Rm

29.     Employee benefits (continued)
Medical benefits (continued)
The TDS benefit obligation of R19 million has been excluded from the sensitivity analysis below.
Current assumption
Decrease
Increase
Rm
Rm
Rm
Medical cost inflation rate
8.0%
(1.0%)
1.0%
Benefit obligation
4,831
(672)
845
Percentage change
(13.9%)
17.5%
Service cost and interest cost 2008/2009
521
(76)
97
Percentage change
(14.6%)
18.6%
Discount rate
9.0%
(1.0%)
1.0%
Benefit obligation
4,831
855
(670)
Percentage change
17.7%
(13.9%)
Service cost and interest cost 2008/2009
521
41
(35)
Percentage change
7.9%
(6.7%)
PA(90)
Post-retirement mortality rate
Ultimate-1
(10.0%)
10.0%
Benefit obligation
4,831
196
(173)
Percentage change
4.1%
(3.6%)
Service cost and interest cost 2008/2009
521
19
(17)
Percentage change
3.6%
(3.3%)
The fund portfolio consists of the following:
Equities (%)
59
56
Bonds (%)
3
2
Cash and money markets investments (%)
21
33
Foreign investments (%)
9
9
Insurance policies (%)
8
–
Telephone rebates
Telkom provides telephone rebates to its pensioners. The most recent actuarial valuation was performed as at March 31, 2008. Eligible employees must be employed by Telkom until retirement age to qualify for the telephone rebates. The scheme is a defined benefit plan.
The status of the telephone rebate liability is disclosed below:
2006
2007
2008

Rm
Rm
Rm
Present value of unfunded obligation
251
307
443
Unrecognised net actuarial loss*
(53)
(25)
(156)
Liability as disclosed in the balance sheet (refer to note 28)
198
282
287
Principal actuarial assumptions were as follows:
Discount rate (%)
7.5
7.5
9.0
Rebate inflation rate (%)
0.0
0.0
4.0
Contractual retirement age
65
65
65
Average retirement age
60
60
60
*The major increase is attributable to the change in the Rebate inflation rate.
The assumed rates of mortality are determined by reference to the SA85-
90 (Light) Ultimate table, as published by the Actuarial Society of South
Africa, for pre-retirement purposes and the PA(90) ultimate table, minus one year age rating as published by the Institute and Faculty of Actuaries in London and Scotland, for retirement purposes.
Number of members
19,164
19,515
18,766
Number of pensioners
11,148
10,918
10,680

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
29.     Employee benefits (continued)
Telkom Conditional Share Plan
Telkom’s shareholders approved the Telkom Conditional Share Plan at the January 2004 Annual General Meeting. The scheme covers both operational and management employees and is aimed at giving shares to Telkom employees, at a RNil exercise price, at the end of the vesting period. The vesting period for the operational employees shares awarded in 2004 and 2005 is 0% in year one, 33% in each of the 3 years thereafter, while the shares allocated in 2006 and 2007 together with management shares vest fully after 3 years. Although the number of shares awarded to employees will be communicated at the grant date, the ultimate number of shares that vest may differ based on certain performance conditions being met (Refer note 22).
The weighted average remaining vesting period for the shares outstanding as at March 31, 2008 is 1.25 years (2007: 1.75 years; 2006:
1.75 years).
2006
2007
2008
The following table illustrates the movement of the maximum number of shares that will vest to employees for the August 2004 grant:
Outstanding at beginning of the year
2,943,124
2,414,207
1,883,991
Granted during the year
90
1,212
252
Forfeited during the year
(67,573)
(80,923)
(43,790)
Vested during the year
(17,341)
(450,505)
(1,419,863)
Settled during the year
(444,093)
–
–
Outstanding at end of the year
2,414,207
1,883,991
420,590
The following table illustrates the movement of the maximum number of shares that will vest to employees for the June 2005 grant:
Outstanding at beginning of the year
–
1,930,687
1,864,041
Granted during the year
2,024,465
1,005
3,469
Forfeited during the year
(62,354)
(67,651)
(108,177)
Vested during the year
(12,328)
–
(323,946)
Settled during the year
(19,096)
–
–
Outstanding at end of the year
1,930,687
1,864,041
1,435,387
The following table illustrates the movement of the maximum number of shares that will vest to employees for the November 2006 grant:
Outstanding at beginning of the year
–
–
1,773,361
Granted during the year
–
1,825,488
833
Forfeited during the year
–
(52,127)
(133,214)
Outstanding at end of the year
–
1,773,361
1,640,980
The following table illustrates the movement of the maximum number of shares that will vest to employees for the additional November
2006 grant:
Outstanding at beginning of the year
–
–
–
Granted during the year
–
–
4,984,693
Forfeited during the year
–
–
(172,388)
Outstanding at end of the year
–
–
4,812,305
The following table illustrates the movement of the maximum number of shares that will vest to employees for the September 2007 grant:
Outstanding at beginning of the year
–
–
–
Granted during the year
–
–
6,117,163
Forfeited during the year
–
–
(270,527)
Outstanding at end of the year
–
–
5,846,636

29.     Employee benefits (continued)
Telkom Conditional Share Plan
The fair value of the shares granted have been calculated by an actuary using the Black-Scholes-Merton model and the following values at grant date:
August 8,
June 23,
November 2,
September 4,
2004 Grant
2005 Grant
2006 Grant
2007 Grant*
Market share price ( R)
77.50
111.00
141.25
173.00
Dividend yield (%)
2.60
3.60
3.50
3.50
*The same information was used for the November 2006 additional grant.
2006
2007
2008
The principal assumptions used in calculating the expected number of shares that will vest are as follows:
Employee turnover (%)
5
5
5
Meeting specified performance criteria (%)
100
100
100
2006
2007
2008
Rm
Rm
Rm
Long-term incentive provision
The long-term incentive provision represents the present value of the expected future cash outflows to eligible employees that qualify. The amount of the liability is based on an actuarial valuation. The provision is utilised when eligible employees of the Vodacom Group receive the value of vested benefits.
The Group exposure is 50% of the following items:
Net liability at beginning of year
–
122
161
Interest cost
7
10
15
Current service cost
9
18
20
Past service and interest costs
76
–
–
Actuarial loss
47
13
62
Net cost
139
163
258
Total benefit payments
(17)
(2)
(33)
Net liability at end of year
122
161
225
The amounts for the current and previous four years are as follows:
2004
2005
2006
2007
2008
Rm
Rm
Rm
Rm
Rm
Telkom Pension Fund
Defined benefit obligation
(190)
(186)
(281)
(205)
(204)
Plan assets
219
231
243
284
311
Surplus/(deficit)
29
45
(38)
79
107
Asset limitation
–
–
–
–
(29)
Unrecognised actuarial loss/(gain)
100
89
118
(25)
(23)
Unrecognised/recognised net asset
129
134
80
54
55
Experience adjustment on assets
75
10
Experience adjustment on liabilities
25
(6)

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
29.     Employee benefits (continued)
Telkom Retirement Fund
Defined benefit obligation
(3,162)
(4,020)
(4,377)
(6,581)
(7,101)
Plan assets
3,540
4,477
5,973
7,661
7,991
Surplus
378
457
1,596
1,080
890
Unrecognised actuarial gain/(loss)
382
312
(742)
96
478
Unrecognised net asset
760
769
854
1,176
1,368
Experience adjustment on assets
1,641
118
Experience adjustment on liabilities
1,234
485
Medical benefits
Defined benefit obligation
(2,378)
(3,079)
(3,904)
(4,384)
(4,850)
Plan assets
–
–
–
1,961
1,929
Deficit
(2,378)
(3,079)
(3,904)
(2,423)
(2,921)
Unrecognised actuarial (gain)/loss
(42)
649
1,297
1,284
1,565
Liability recognised
(2,420)
(2,430)
(2,607)
(1,139)
(1,356)
Experience adjustment on assets
147
(164)
Experience adjustment on liabilities
28
193
Telephone rebates
Defined benefit obligation
(164)
(177)
(251)
(307)
(443)
Unrecognised actuarial (gain)/loss
–
(2)
53
25
156
Liability recognised
(164)
(179)
(198)
(282)
(287)
Experience adjustment on liabilities
(25)
2
2006
2007
2008
Rm
Rm
Rm
30.    Trade and other payables
6,103
7,237
8,771
Trade payables
4,371
5,511
6,768
Finance cost accrued
141
22
39
Accruals and other payables
1,591
1,704
1,964
Accruals and other payables mainly represent amounts payable for goods received, net of Value-added Tax obligations and licence fees.
Change in comparatives
Trade payables have decreased by R125 million in 2007 (2006: Rnil) due to the reclassification of the Vodacom DRC put option from trade and other payables to other financial liabilities.
2004
2005
2006
2007
2008
Rm
Rm
Rm
Rm
Rm

31.    Reconciliation of profit for the year
to cash generated from operations
19,724
20,520
21,256
Profit for the year
9,328
8,849
8,172
Finance charges and fair value movements
1,223
1,125
1,803
Taxation
4,523
4,731
4,704
Investment income
(397)
(235)
(197)
Interest received from debtors
(136)
(190)
(257)
Non-cash items
6,206
6,582
6,930
Depreciation, amortisation, impairment and write-offs
5,876
5,315
6,130
Cost of equipment disposed when recognising finance leases
–
240
88
Increase in provisions
554
1,107
857
Profit on disposal of property, plant and equipment and intangible assets
(79)
(29)
(147)
Profit on disposal of investment and subsidiaries
(163)
(52)
–
Loss on disposal of property, plant and equipment and intangible assets
18
1
2
(Increase)/decrease in working capital
(1,023)
(342)
101
Inventories
(198)
(393)
(354)
Accounts receivable
(667)
(758)
(784)
Accounts payable
(158)
809
1,239
32.     Finance charges paid
(1,316)
(1,115)
(1,077)
Finance charges per income statement
(1,223)
(1,125)
(1,803)
Non-cash items
(93)
10
726
Movements in interest accruals
(276)
(119)
101
Net discount amortised
423
409
568
Fair value adjustment
(312)
(338)
(243)
Unrealised gain
72
58
300
33.     Taxation paid
(4,550)
(5,690)
(4,277)
Net liability at beginning of year
(1,711)
(1,549)
(74)
Current taxation (excluding deferred taxation)
(3,795)
(3,545)
(3,807)
Foreign currency translation reserve
–
–
(32)
Business combinations
(8)
–
–
Secondary Taxation on Companies
(585)
(670)
(678)
Net taxation liability at end of year
1,549
74
314
Reconciliation of net taxation liability at end of year
(1,549)
(74)
(314)
Income tax receivable
–
520
9
Income tax payable
(1,549)
(594)
(323)
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
34.    Dividend paid
(4,884)
(4,784)
(5,732)
Dividend payable at beginning of year
(7)
(4)
(15)
Declared during the year – Dividend on ordinary shares:
(4,801)
(4,678)
(5,627)
Final dividend for 2005: 400 cents
(2,134)
–
–
Special dividend for 2005: 500 cents
(2,667)
–
–
Final dividend for 2006: 500 cents
–
(2,599)
–
Special dividend for 2006: 400 cents
–
(2,079)
–
Final dividend for 2007: 600 cents
–
–
(3,069)
Special dividend for 2007: 500 cents
–
–
(2,558)
Dividends paid to minorities
(80)
(117)
(110)
Dividend payable at end of year
4
15
20
35.     Acquisition and disposals of subsidiaries, joint
ventures and minority shareholders’ interests
35.1   Acquisitions
By Telkom
Africa Online Limited (‘Africa Online’)
On February 23, 2007 Telkom acquired a 100% shareholding of Africa
Online from African Lakes Corporation for a total cost of R150 million, with a resulting goodwill of R145 million.
Africa Online is an internet service provider active in Cote d’Ivoire, Ghana,
Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.
Africa Online is incorporated in the Republic of Mauritius.
At acquisition date the company was not IFRS compliant and thus no fair value information based on IFRS was available.
The process of calculating a fair value of the identified assets, liabilities and contingent liabilities continued after the preceding year end and has now been finalised.
The fair value of the assets and liabilities acquired were determined as follows:
Fair value of intangible assets (Licences R1 million, Brand R42 million)
43
Less: Deferred taxation raised on intangible assets
(12)
Less: Net liabilities acquired (excluding fair value of intangible assets)
(26)
Fair value of net assets acquired
5
Goodwill
145
Purchase price
150
The goodwill has been allocated to the various cash-generating units (‘CGU’) representative of the countries in which Africa Online Limited operates. An impairment loss of R12 million was recognised relating to the Tanzanian and Ghana cash generating units in 2008 in order to write down goodwill to the recoverable amount. The recoverable amount represents the value in use of the CGU’s and has been determined using 11.6% discount rate.
2006
2007
2008
Rm
Rm
Rm

35.     Acquisition and disposals of subsidiaries, joint
ventures and minority shareholders’ interests (continued)
35.1    Acquisitions (continued)
By the Group’s 50% joint venture, Vodacom
Smartphone SP (Proprietary) Limited and subsidiaries
(‘Smartphone SP’)
On August 30, 2006 the Vodacom Group acquired a further 19% interest.
On August 31, 2007 the Vodacom Group increased its interest in the equity of Smartphone SP from 70% to 100%. The acquisition was accounted for using the parent entity extenstion method.
Minority interest acquired
11
3
Goodwill
157
466
Purchase price (including capitalised cost)
168
469
Less: Capitalised costs payable
–
(1)
Purchase price
168
468
Smartcom (Proprietary) Limited (‘Smartcom’)
On September 13, 2006 the Vodacom Group increased its interest to 88%.
On September 1, 2007 the Vodacom Group increased its interest in the equity of Smartcom from 88% to 100%. The acquisition was accounted for using the parent entity extension method.
Minority interest acquired (<R1 million)
–
–
Goodwill
4
9
Purchase price
4
9
The purchase price of R18 million (Group’s share: R9 million) was paid on
September 6, 2007.
Africell Cellular Services (Proprietary) Limited
Effective October 1, 2006 the Vodacom Group acquired the cellular business of Africell Cellular Services (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined as follows:
Fair value of assets acquired
25
Less: Deferred taxation liability (including taxation effect on intangible assets)
(7)
Fair value of net assets acquired
18
Goodwill
22
Purchase price
40
The customer base was not previously recorded in the accounting records of Africell Cellular Services (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control Vodacom
Group’s customers in South Africa.
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
35.     Acquisition and disposals of subsidiaries, joint
ventures and minority shareholders’ interests (continued)
35.1   Acquisitions (continued)
By the Group's 50% joint venture, Vodacom
InterConnect s.p.r.l
Effective November 1, 2006 the Vodacom Group acquired the internet service provider business of InterConnect s.p.r.l. The fair values of the assets and liabilities acquired were determined as follows:
Fair value of assets acquired
6
Less: Deferred taxation liability
(2)
Fair value of net assets acquired
4
Goodwill
6
Purchase price
10
The initial purchase price of R21 million (USD3 million) (Group share:
R10 million) excluding capitalised costs was paid on November 1, 2006.
The goodwill related to the acquisition represents future synergies and are allocated to the Democratic Republic of Congo cash-generating unit.
Cointel V.A.S. (Proprietary) Limited
On August 1, 2005 the Vodacom Group acquired a 51% interest in the equity of Cointel V.A.S. (Proprietary) Limited.
On October 4, 2006 the Vodacom Group increased its interest to 100% by acquiring 49% from the minority shareholders. The acquisition was accounted for using the parent entity extention method. The goodwill related to the acquisition represents future synergies and are allocated to the mobile
South African cash-generating unit.
Fair value of net assets acquired
47
–
Minority interest
(23)
28
Goodwill
18
45
Purchase price (including capitalised costs)
42
73
Cash and cash equivalents
(42)
–
Cash consideration
–
73
On October 9, 2006 Smartphone SP (Proprietary) Limited, acquired a 100% shareholding of Cointel V.A.S. (Proprietary) Limited from Vodacom
Group (Proprietary) Limited for R300 million (Group share: R150 million).
As a result of the sale of Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited to Smartphone SP (Proprietary)
Limited, R38 million (Group share: R19 million) goodwill was realised, which resulted in the realisation of R17.4 million profit (Group share:
R8.7 million) on consolidation.
2006
2007
2008
Rm
Rm
Rm

35.     Acquisition and disposals of subsidiaries, joint
ventures and minority shareholders’ interests (continued)
35.1   Acquisitions (continued)
By the Group’s subsidiaries
One Africa Television (Proprietary) Limited (‘One Africa Television’)
and Downlink (Proprietary) Limited (‘Downlink’)
On August 13, 2007 Telkom Media acquired a 49% shareholding in One
Africa Television and Downlink respectively, two companies registered in the Republic of Namibia, for a total cost of R18 million. Telkom Media has management control and therefore the entities are consolidated into Telkom
Media Group.
Purchase price
18
The purchase price allocation will be completed in the 2009 financial year as not all the information was available at year end to finalise it. Goodwill has not been tested for impairment as the accounting is provisional and has not been allocated to the various cash-generating units.
Multi-Links Telecommunications Limited (‘Multi-Links Telecommunications’)
On May 1, 2007 Telkom acquired a 75% shareholding in Multi-Links
Telecommunications through Telkom International, a wholly owned South
African subsidiary, for a total cost of R1,985 million.
Multi-Links Telecommunications is a Nigerian Private Telecommunications
Operator with a Unified Access License providing fixed, mobile, data, long distance and international telecommunications services throughout Nigeria.
Multi-Links is domiciled and incorporated in Nigeria.
At this stage Telkom has not taken a decision to dispose of any operations as a result of the combination.
At acquisition date the company was not IFRS compliant and thus no fair value information based on IFRS was available.
The purchase price allocation has been completed during the current year under review, and has resulted in goodwill being adjusted since the interim results has been released.
The following intangible assets were identified and valued at the end of the year:
Customer relationship
61
Licence
36
Brand

Fair value of intangible assets
105
202
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
35.     Acquisition and disposals of subsidiaries, joint
ventures and minority shareholders’ interests (continued)
35.1   Acquisitions (continued)
By the Group’s subsidiaries (continued)
Multi-Links Telecommunications Limited (‘Multi-Links
Telecommunications’) (continued)
The fair value of the assets and liabilities acquired were determined as follows:
Net assets acquired (excluding fair value of intangible assets)
236
Fair value of intangible assets
202
Less: Contingencies recognised
(35)
Less: Deferred taxation raised on intangible assets
(65)
Fair value of net assets acquired
338
Less: Minority interest
(80)
Goodwill
1,727
Purchase price*
1,985
*The purchase price was settled in cash.
Revenue amounting to R845 million and a profit of R23 million are included in the consolidated annual financial statements, since acquisition date.
The factors that lead to goodwill recognised is a combination of premium paid and intangible assets not separately identifiable at acquisition.
35.2   Disposals of Subsidiaries
By the Group’s 50% joint venture, Vodacom
Ithuba Smartcall (Proprietary) Limited (‘Ithuba Smartcall’)
On September 3, 2007 the Group disposed of its 52% interest in Ithuba
Smartcall. The fair value of the assets and liabilities disposed of was less than R1 million.
Stand 13 Eastwood Road Dunkeld (Proprietary) Limited
On September 3, 2007 the Group disposed of its 100% interest in Stand
13 Eastwood Road Dunkeld (Proprietary) Limited. The fair value of the assets and liabilities disposed were as follows:
Carrying amount of net assets disposed of:
4
Gain on disposal
4
Selling price
8
The consideration was received on September 6, 2007.
2006
2007
2008
Rm
Rm
Rm

36.     Undrawn borrowing facilities and guarantees
36.1   Rand denominated facilities and guarantees
Telkom has general banking facilities of R5,935 million with R41 million utilised at March 31, 2008. The facilities are unsecured. When drawn bear interest at a rate linked to prime, have no specific maturity date and are subject to annual review. R2,000 million of these undrawn facilities were committed
The Group exposure is 50% of the following items:
Vodacom has Rand denominated credit facilities totalling R5,788 million with R2,456 million utilised as at March 31, 2008. The facilities that are uncommitted can also be utilised for loans to foreign entities and are subject to review at various dates (usually on an annual basis).
Certain of the facilities are still subject to the Group’s final acceptance.
2006
2007
2008
Guarantor
Details
Beneficiary
Currency
Rm
Rm
Rm
Vodacom (Proprietary) Limited
All guarantees individually
Various
3
3
2
less than R2 million.
Vodacom Service Provider
All guarantees individually
Various
3
3
3
Company (Proprietary) Limited
less than R2 million.
Vodacom Service Provider
Guarantee in respect of receipt
SA Insurance Association
21
27
32
Company (Proprietary) Limited
of independent intermediaries
for benefit of insurers
of premiums on behalf of short-
term insurers and Lloyd’s under-
writers, and relating to short-term
insurance business carried on in
RSA. Renewable annually.
Smartcom (Proprietary) Limited
Guarantees for salary bank
Various
3
3
–
account and debit orders.
Cointel VAS (Proprietary) Limited
Guarantees for operating lease
Various
–
1
–
and debit orders.
Vodacom (Proprietary) Limited
Letter of undertaking
Attorneys
–
7
17
in respect of land.
30
44
54
36.2   Foreign denominated facilities
and guarantees
Telkom SA Limited
Punctual payment and
Various
USD3 million
–
–
23
performance by Africa Online
under the Trade Finance Facility.
Agreement to various banks.
First Bank of Nigeria Plc
Guarantee on lending facility
Nortel Networks
USD18 million
–
–
147
(on behalf of Mutli-links
from Export Bank of Canada to
Canada
Telecommunications
Nortel Networks for the purchase
Limited)
of Telecommunications equipment
phases – 9a, 9b, 9c and 9d.
Zenith Bank Plc
Guarantee payment to Gilat
Gilat Satcom
USD0.1 million
–
–
1
(on behalf of Mutli-links
Satcom Limited in respect of
Limited
Telecommunications
interconnect service (standby
Limited)
letter of credit).
Zenith Bank Plc
Support the bid award of the
(on behalf of Mutli-links
contract for the submission of
Telecommunications
the proposal to provide wire
Limited)
Nigerian Telecommunications
Services.
NCC
USD0.1 million
–
–
1
Zenith Bank Plc
Issued in favour of Huawei
Huawei Technology USD31 million
–
–
250
(on behalf of Mutli-links
Technology Investment Company Investment Company
Telecommunications
Limited for the supply of core
Limited
Limited)
telecommunications services.
Zenith Bank Plc
Issued in favour of Huawei
Huawei Technology USD11 million
–
–
88
(on behalf of Mutli-links
Technology Investment Company Investment Company
Telecommunications
Limited for the supply of core
Limited
Limited)
telecommunications services.
–
–
510

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
36.     Undrawn borrowing facilities and guarantees (continued)
36.2   Foreign denominated facilities and guarantees (continued)
The Group exposure is 50% of the following items:
Vodacom Congo (RDC) s.p.r.l. has various facilities of USD19 million of which USD9 million was fully utilised as at March 31, 2008. Vodacom
International Limited has a revolving term loan of USD180 million which was fully utilised at March 31, 2008. Vodacom Lesotho (Proprietary)
Limited has overdraft facilities with various banks of M40 million of which MNil was utilised at March 31, 2008. VM, S.A.R.L. has an overdraft facility of USD0.5 million of which USDNil million was utilised at March 31, 2008. Foreign currency term facilities are predominantly US Dollar based, at various maturities and are utilised for bridging and short-term working capital needs.
2006
2007
2008
Guarantor
Details
Beneficiary
Currency
Rm
Rm
Rm
Nedbank on behalf of
Unsecured standby
Alcatel CIT
€Nil
86
–
–
Vodacom
letters of credit
(2007: Nil;
(Proprietary) Limited
2006: €11 million)
Vodacom Group
Guarantees issued for
Standard Bank Plc
USD180 million
1,114
1,312
1,463
(Proprietary)Limited
the obligation of Vodacom  and RMB
(2007: USD180 million;
International Limited’s
International
2006: USD180 million)
term loan facility*#
(Dublin) Limited
Vodacom International
Guarantees issued for the  Alcatel CIT
€Nil
38
–
–
Limited
obligation of Vodacom
(2007: €Nil;
Congo (RDC) s.p.r.l.*
2006: €5 million)
1,238
1,312
1,463
* Foreign denominated guarantees amounting to R1,463 million (2007: R1,312 million; 2006: R1,152 million) issued in support of Vodacom Congo (RDC)
s.p.r.l. are included as liabilities in the consolidated balance sheet.
# The Group is in compliance with the covenants attached to the term loan facility.
Companies within the Group have provided the following guarantees:
Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group (Proprietary) Limited.
2006
2007
2008
Rm
Rm
Rm
37.     Commitments
Capital commitments authorised
10,265
11,167
15,198
Fixed-line
6,500
7,000
7,000
Mobile
3,746
4,159
5,211
Other
19
8
2,987
Commitments against authorised capital expenditure
842
1,099
3,504
Fixed-line
197
506
652
Mobile
642
591
800
Other
3
2
2,052
Authorised capital expenditure not yet contracted
9,423
10,068
11,694
Fixed-line
6,302
6,494
6,348
Mobile
3,104
3,568
4,411
Other
17
6
935
Capital commitments comprise of commitments for property, plant and equipment and software included in Intangible assets.
Management expects these commitments to be financed from internally generated cash and other borrowings.

37.     Commitments (continued)
2010 FIFA World Cup Commitments
The FIFA World Cup commitments is an executory contract which requires Telkom to develop the fixed-line components of the necessary telecommunications infrastructure needed to broadcast this event to the world. This encompasses the provisioning of the fixed-line telecommunications related products and services and, where applicable, the services of qualified personnel necessary for the planning, management, delivery, installation and de-installation, operation, maintenance and satisfactory functioning of these products and services.
Furthermore as a National Supporter, Telkom owns a tier 3 sponsorship that grants Telkom a package of advertising, promotional and marketing rights that are exercisable within the borders of South Africa. The total value of the commitment for the year ended March 31, 2008 amounted to USD35 million.
Total
<1 year
1 – 5 years
>5 years
Rm
Rm
Rm
Rm
Operating lease commitments and receivables
2008
Buildings
2,061
341
913
807
Rental receivable on buildings
(266)
(94)
(169)
(3)
Transmission and data lines
709
134
490
85
Vehicles
1,444
233
1,211
–
Equipment
13
10
3
–
Sport and marketing contracts
680
282
395
3
Customer premises equipment receivables
(84)
(45)
(39)
–
Total
4,557
861
2,804
892
Customer premises equipment receivable
The disclosed information relates to those arrangements which were assessed to be operating leases in terms of IAS17.

The comparative information for 2006 is not disclosed as it was not considered to be material.
2007
Buildings
1,465
289
771
405
Rental receivable on buildings
(269)
(91)
(174)
(4)
Transmission and data lines
262
68
159
35
Vehicles
573
568
5
–
Equipment
23
6
17
–
Sport and marketing contracts
441
164
275
2
Customer premises equipment receivables
(57)
(30)
(27)
–
Total
2,438
974
1,026
438
2006
Buildings
890
240
640
10
Rental receivable on buildings
(180)
(56)
(122)
(2)
Transmission and data lines
131
28
102
1
Vehicles
996
498
498
–
Equipment
35
20
15
–
Sport and marketing contracts
567
149
418
–
Total
2,439
879
1,551
9

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
37.     Commitments (continued)
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
The master lease agreement for vehicles was for a period of five years and then extended for an additional three years which resulted in the lease expiring on March 31, 2008. During August 2007 new terms were negotiated and approved and as a result the operating lease commitments for vehicles are based on the new agreement which expires on March 31, 2013. In accordance with this agreement Telkom is not allowed to lease any similar vehicle as specified in the contract from any other service provider during the five year period except for the rentals at airport which are utilised in cases of subsistence and travel as well as vehicles which are not part of the agreement.
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
The increase in the current year transmission and data line is attributable to Vodacom increasing their operating leases.
The master lease agreements for office equipment are with two suppliers with initial periods of 36 months effective from November 25, 2005.
In terms of these agreements the leases of individual equipment shall be valid for 36 months at a fixed fee for the entire period.
Total <1 year 1 – 5 years >5 years
Rm Rm Rm Rm
Finance lease commitments
2008
Building
Minimum lease payments
2,182 161 871 1,150
Finance charges (1,029) (43) (603) (383)
Finance lease obligation 1,153 118 268 767
Equipment
Minimum lease payments
16 4 12 –
Finance charges (2) – (2) –
Finance lease obligation 14 4 10 –
Vehicles*
Minimum lease payments
242 48 194 –
Finance charges (59) (20) (39) –
Finance lease obligation
183 28 155 –
2007
Building
Minimum lease payments
2,412 227 853 1,332
Finance charges (1,198) (166) (540) (492)
Finance lease obligation 1,214 61 313 840
Equipment
Minimum lease payments
6 – 6 –
Finance charges – – – –
Finance lease obligation 6 – 6 –
* The finance lease commitments disclosed above are future commitments commencing April 1, 2008. Thus not recognised as interest-bearing debt.

37.     Commitments (continued)
Finance lease commitments (continued)
2006
Building
Minimum lease payments
2,644 217 908 1,519
Finance charges (1,372) (172) (587) (613)
Finance lease obligation 1,272 45 321 906
Finance leases

Swap bodies are detactable parts of the vehicle designed according to Telkom specifications, which are used as mobile storage.
Finance leases on vehicles relates to the lease of Swap bodies. The lease term for the Swap bodies which have been classified as finance leases and vehicles which have been classified as operating leases has been renewed from April 2008 to April 2013.
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
Finance leases on equipment relates to the reclassification of operating leases as the result of Telkom adopting IFRIC4, which requires assessment of whether an arrangement contains a lease. These leases are classified as finance leases in terms of IAS17 since they transfer significant risks and rewards of ownership to Telkom.
Finance leases on equipment mainly relates to office equipment. The lease term negotiated for the finance leases is for a period of 3 years ending in 2011.
Other
The group exposure is 50% of the following items:
Global Alliance fees
The Vodacom Group pays annual fees from February 18, 2005 for the services provided by Vodafone Group Plc. The fee is calculated as a percentage of revenue and amounts to R304 million (2007: R250 million; 2006: R175 million).
Retention incentives
The Vodacom Group has committed a maximum of R1,317 million (2007: R652 million; 2006: R456 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded to new contracts, and therefore have not utilised the incentive available for such upgrades. The Group has not recognised the liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
Activation bonuses
The Vodacom Group has a potential liability in respect of activation bonuses payable related to starter packs sold which have not yet been validated. The exposure is estimated at approximately R14 million (2007: R8 million; 2006: R9 million).
Activation commissions
The Vodacom Group has a commitment to a maximum of R119 million (2007: R116 milllion; 2006: R142 million) in terms of activation commissions on gross prepaid connections in excess of the legal liability recorded in the financial statements.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
Total <1 year 1 – 5 years >5 years
Rm Rm Rm Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
38.     Contingencies
Third parties
35
28
27
Fixed-line
27
19
18
Mobile
3
4
4
Other
5
5
5
Third parties
These amounts represent sundry disputes with suppliers that are not individually significant and that the Group does not intend to settle.
Supplier dispute
Expenditure of R594 million was incurred up to March 31, 2002 for the development and installation of an integrated end-to-end customer assurance and activation system to be supplied by Telcordia. In the 2001 financial year, the agreement with Telcordia was terminated and in that year, Telkom wrote off R119 million of this investment. Following an assessment of the viability of the project, the balance of the Telcordia investment was written off in the 2002 financial year. During March 2001, the dispute was taken to arbitration where Telcordia was seeking approximately USD130 million plus interest at a rate of 15.5% per year which was subsequently increased to USD172 million plus interest at a rate of 15.5% per year in the 2007 financial year for money outstanding and damages. The claims have since been revised by Telcordia to USD128 million.
The parties have since reached an advanced stage in their preparation to determine the quantum payable by Telkom to Telcordia. Following the ruling by the Constitutional Court, two hearings were held at the International Dispute Resolutions Centre (IDRC). The first hearing was held in London on May 21, 2007 and was a ‘directions hearing’ in terms of which the parties consented to a ruling by the arbitrator setting out a consolidated list of proposals and issues to form part of the quantum hearing.
In the second hearing in London at the IDRC on June 25 and 26, 2007 the arbitrator set out a list of issues for determination of the damages.
At a subsequent hearing during July 2007 in London the arbitrator ruled that the rate in terms of the Prescribed Rate of Interest will apply on both damages and debt claims, permitted Telcordia to a further amount to Telcordia’s existing claims, permitted VAT to be claimed on Telcordia’s claim, where applicable, and set out an agreed timetable for the future conduct of proceedings.
A mediation took place, without success, during February and April 2008.
In the interim the parties have agreed to the appointment by the arbitrator of a third party expert to deal with the technical issues in relation to the software that was required to be provided by Telcardia, who will make a recommendation to the arbitrator in dealing with the amount of the claims.
The arbitrator confirmed certain dates for the compliance of precedural steps to be taken by all the parties before final dates could be agreed upon for a hearing of the evidence on the quantum.
A provision has been raised based on management’s best estimate of the probable payments in this regard.
2006
2007
2008
Rm
Rm
Rm
Supplier dispute liability included in current portion of provisions                                       _
527
569*
For the net increase in the provision refer to note 28.
* USD70 million.
Competition Commission
If found guilty Telkom could be required to cease these practices, divest these businesses and a maximum administrative penalty of up to
10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date, may be imposed if it is found that Telkom has committed a prohibited practice as set out in the Competition Act,
1998 (as amended). The Competition Commissions has to date not imposed the maximum penalty on any offender.

2006
2007
2008
Rm
Rm
Rm

38.     Contingencies (continued)
Competition Commission (continued)
This applies to the following cases:
Independent Cellular Service Provider Association of South Africa ('ICSPA')
This is a complaint in terms of the Competition Act, which was brought in 2002. ICSPA alleged that Telkom had entered into contracts with large corporations, providing large discounts with the effect of the discouraging the corporates from using the ‘premicell’ device installed by their members. ICSPA alleged various contraventions of the Act. Telkom provided the Competition Commission with certain information requested. Telkom also referred the Competition Commission to it's High Court application in respect of utilisation of the 'premicell' device.
The Competition Commission declined to refer the matter to the Competition Tribunal. ICSPA  then referred the matter to the
Competition Tribunal on September 18, 2003 but has done nothing since, notwithstanding that Telkom filed its answering affidavit on
November 28, 2003. ICSPA has taken no further action since then.
The South African Value Added Network Services (‘SAVA’)
On May 7, 2002 SAVA, an association of Value Added Network Services (VANS) providers, filed complaints against Telkom at the Competition
Commission Competition Act, 89 of 1998, alleging, among other things, that Telkom was abusing its dominant position in contravention of the Competition Act, 89 of 1998, and that it was engaged in price discrimination. The Competition Commission determined, among other things, that several aspects of Telkom’s conduct contravened the Competition Act, 89 of 1998, and referred certain of the relevant complaints to the
Competition Tribunal for adjudication. The referred complaints deal with Telkom’s alleged refusal to provide telecommunications facilities to certain
VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidised competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain
VANS providers.
Telkom brought an application for review against the Competition Commission and the Competition Tribunal in the High Court, in respect of the decision by the Competition Commission to refer the matters to the Competition Tribunal. Telkom is of the view that the Competition
Tribunal does not have jurisdiction to adjudicate these matters and argued that the Independant Communications Authority of South Africa ('ICASA')
has the requisite jurisdiction. Only the Competition Commission opposed the application and filed an answering affidavit.

The application for review was heard on April 24 and 25, 2008. The High Court Judge agreed with Telkom’s arguments and set aside the decision of the Competition Commission to refer the SAVA complaints (and the Omnilink complaint against Telkom discussed below) to the Competition
Tribunal. The decision was made based on three grounds:
•  The Competition Commission failed to comply with the peremptory provisions of the memorandum of understanding between the Competition
Commission and ICASA;
•  The referral was out of time;
•  The Competition Commission’s reliance on a report by the Link Centre created a reasonable apprehension of bias, since some of the complainants contribute financially to the Link Centre and the Link Centre’s advisory board includes employees of the complainants in the
SAVA complaints.
The Judge did not make a decision on the matter of jurisdiction (whether ICASA or the Competition Tribunal has the right to rule on the competition matters in the communications industry). To date, the Competition Commission has not appealed the High Court ruling.
Omnilink
Omnilink alleged that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. This matter is currently being dealt with together with the SAVA matter discussed above.
Orion/Telkom (Standard Bank and Edcon): Competition Tribunal
In April 2003, Orion filed a complaint against Telkom, Standard Bank, and Edcon at the Competition Commission concerning Telkom offering discounts on public switched telecommunication services to corporate customers. In terms of the rules of the Competition Commission, the
Competition Commission, who acts as an investigator, has one year to investigate the complaint. Orion simultaneously with the filing of the complaint, also filed an application against Telkom, Standard Bank and Edcon at the Competition Tribunal, for an interim order interdicting and restraining Telkom from offering Orion’s corporate customers reduced rates associated with Telkom’s Cellsaver discount plan.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
38.     Contingencies (continued)
Competition Commission (continued)
Orion/Telkom (Standard Bank and Edcon): Competition Tribunal (continued)
The Competition Commission completed its investigation and decided that there was no prima facie evidence on any contravention of the
Competition Act. Orion however referred the matter to the Competition Tribunal in terms of section 51 of the Competition Act, which allows for parties to refer matters to the Competition Tribunal themselves.
Telkom has not yet filed its answering affidavit in the main complaint before the Competition Tribunal. To date there has been no further developments on this matter.
The Internet Service Providers Association (‘ISPA’)
In December 2005, ISPA, an association of Internet Service Providers (‘ISPs’), filed complaints against Telkom at the Competition Commission regarding alleged anti-competitive practices on the part of Telkom. The complaints deal with the cost of access to the South African Internet
Exchange (‘SAIX’), the prices offered by Telkom
Internet, the alleged delay in provision of facilities to ISP’s and the alleged favourable installation timelines offered to Telkom
Internet customers.
The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the latter aspects of the complaint. Telkom has provided the Competition Commission with the information and is awaiting the Commissions’ response.
M-Web and Internet Solutions (‘IS’)
On June 29, 2005 M-Web and IS jointly lodged a complaint with the Competition Commission against Telkom and also requested interim relief at the Competition Tribunal. The complaint at the Competition Commission mainly deals with Telkom’s pricing for ADSL retail products and its
IP Connect products, the termination of the peering link between Telkom and IS, the wholesale pricing of SAIX bandwidth for ADSL users of other ISP’s, the architecture of the ADSL access route and the manner in which ISP’s can only connect to the ESR via IP Connect as well as alleged excessive pricing for bandwidth on the international undersea cable.
The application for interim relief at the Competition Tribunal dealt with allegations that Telkom should maintain the peering link between IS and Telkom in terms of the current peering agreement, and demanded that Telkom treat traffic generated by the ADSL customers of M-Web as traffic destined for the peering link and that Telkom upgrades the peering link to accommodate the increased ADSL traffic emanating from
M-Web and maintain a maximum of 65% utilisation.
Telkom filed its answering affidavit, and is awaiting IS/M-Web’s replying affidavit. Since then Telkom has entered into a new peering agreement with IS and has responded to numerous documentation and information requests. To date there has been no further movement on this matter, either in the filing of a replying affidavit by IS/M-Web in the interim relief application or in the investigation of the matter by the Competition
Commission.
M-Web
On June 5, 2007 M-Web brought an application against Telkom for interim relief at the Competition Tribunal with regard to the manner in which
Telkom provides wholesale ADSL internet connections. M-Web requested the Competition Tribunal to grant an order of interim relief against
Telkom to charge M-Web a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price.
M-Web further applied for an order that Telkom implement the migration of end customers from Telkom PSTS (ADSL access) to M-Web without interruption of the service. Although Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal. Telkom still had to ‘plead over’ as to the merits of the matter. Telkom also filed an application in the Transvaal Provincial Division of the High Court on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application made to it by M-Web.
This application has been set down for hearing during the first quarter of the 2009 financial year. The parties have entered into settlement negotiations, which resulted in the withdrawal of the interim relief application by M-Web as well as the withdrawal of the jurisdictional challenge by Telkom. The parties are in further negotiations.
Salary negotiations
Telkom is a party to a collective agreement on substantive matters covering the terms and conditions of employment of its fixed-line unionised employees and other non-management employees in Telkom’s bargaining unit with ATU and CWU for the period from April 1, 2006 to
March 31, 2009. The long term substantive agreement provides for the re-opening of negotiations in the event the consumer price index varies from the April 2006 level of 3.7% by more than 3%. Due to inflation increasing beyond this amount, Telkom re-opened the negotiations in
December 2007and thus far, we have not managed to reach settlement. Given the current economic conditions, the various Trade Union
Federations especially COSATU have requested a double-digit increase. If Telkom’s unable to implement workforce reductions as necessary or outsourcing as planned, particularly as a result of increased competition, or experience significant labour disputes, work stoppages, increased employee expenses as a result of collective bargaining or compliance with labour laws, Telkom’s business operations could be disrupted and our net profit could be reduced.

38.     Contingencies (continued)
Negative working capital ratio
At each of the financial periods ended March 31, 2008, 2007 and 2006 Telkom had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.
The Group’s exposure is 50% of the following items:
Equity investment
The Vodacom Group through Vodacom Ventures (Proprietary) Limited has acquired a 35% equity stake in a X-Link Communications (Proprietary) Limited
R12 million, which is subject to Competition Commission approval. The Board of Vodacom Group (Proprietary) Limited has also approved the exercise of the option to acquire a further 15.5% equity investment in WBS Holdings (Proprietary) Limited should certain suspensive conditions be fulfilled.
Customer registration
The telecommunications industry in the Democratic Republic of the Congo is subject to a recently promulgated ministerial decree requiring the registration of the entire customer base of all network operators. This decree requires prescribed particulars of all customers to be obtained and maintained by June 30, 2008. The sanction for non-compliance by any operator who has not identified its customers in accordance with the requirements of this decree within three months from March 28, 2008 could result in:
•  a fine equivalent to between USD5 thousand and USD10 thousand per customer; and
•  suspension of the licence for a period not exceeding three months in the event of repetition; and
•  suspension of the licence in the event of a likely disturbance of law and order/safety.
The Group is making every effort to obtain the required information but management believes it is unlikely that the Group will meet all the requirements as prescribed in this decree by June 30, 2008. Management is engaging with the relevant ministries on this matter and are presently unable to reliably assess the potential impact on the Group in the event of non-compliance with this decree.
The Group would be entitled to 50% of the following item:
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
39.     Directors’ interest
DD Tabata, one of Telkom’s Board members is a director and shareholder of Vuwa Investments (Proprietary) Limited which acquired a 40%
interest in SAIL Group Limited, with effect from October 1, 2006. SAIL Group Limited is a sports marketing company that does business with
Telkom. Telkom paid R17,094,884 for the financial year for these goods and services (2007: R18,682,568). The outstanding creditor’s balance in Telkom at March 31, 2008 was R855,000 (2007: R151,924). Vodacom paid R592,474,403 for goods and services from the SAIL
Group (2007: R599,958,860). The outstanding creditor’s balance in Vodacom as at March 31, 2008 was R21,260,584 (2007:
R18,951,705). Vuwa Investments is a consortium member of Amandla Omoya, who has bid to acquire a 10% stake in Vodacom.
SL Arnold, RJ Huntley, E Spio-Garbrah, KST Matthews and VB Lawrence, five of Telkom’s board members, are the South African Government’s representatives on Telkom’s Board of Directors. At March 31, 2008 the Government held 39.42% (2007: 38.83%; 2006: 37.99%) of
Telkom’s shares.
As at March 31, 2008 A Rhoda (B Molefe resigned March 5, 2008; T. Mahloele resigned on January 30, 2008) was the Public Investment
Corporation (‘PIC’) representative on Telkom’s Board of Directors. As at March 31, 2008 the PIC held 15.23% (2007: 15.27%; 2006: 15.73%)
of Telkom’s shares. On July 3, 2008 A Rhoda resigned and was replaced by B Molefe.
Beneficial
Non-beneficial
Number of shares
Direct
Indirect
Direct
Indirect
Directors shareholding
2008
Executive
RJ September
7,155
–
–
–
Total
7,155
–
–
–
2007
Non-executive
TF Mosololi
455
–
–
–
Total
455
–
–
–

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
39.     Directors’ interest (continued)
Directors shareholding (continued)
2006
Non-executive
NE Mtshotshisa
–
–
–
88
TF Mosololi
455
–
–
–
Total
455
–
–
88
The directors’ shareholding did not change between the balance sheet date and the date of issue of the financial statements.
2006
2007
2008
Rm
Rm
Rm
Directors’ emoluments
15
7
36
Executive
For other services
12
4
31
Non-executive
For services as directors
3
3
5
Fringe
Performance
and other
Fees
Remuneration
bonus
benefits
Total
R
R
R
R
R
2008
Emoluments per director:
Non-executive
4,633,933
–
–
–
4,633,933
SL Arnold
1,124,373
–
–
–
1,124,373
B du Plessis
393,967
–
–
–
393,967
MJ Lamberti
–
–
–
–
–
PSC Luthuli
502,117
–
–
–
502,117
TD Mahloele
357,684
–
–
–
357,684
KST Matthews
501,217
–
–
–
501,217
TF Mosololi
174,960
–
–
–
174,960
M Mostert
#
229,433
–
–
–
229,433
DD Tabata
250,583
–
–
–
250,583
YR Tenza
305,633
–
–
–
305,633
PL Zim
5,333
–
–
–
5,333
B Molefe
20,497
–
–
–
20,497
A Rhoda
14,286
–
–
–
14,286
RJ Huntley
193,833
–
–
–
193,833
E Spio-Garbrah**
273,841
–
–
–
273,841
Dr. VB Lawrence**
286,176
–
–
–
286,176
Executive
–
14,489,833
3,436,308
13,244,896
31,171,037
RJ September*
–
2,453,757
3,436,308
13,218,772
19,108,837
CEO
1,016,524
3,436,308
10,438,538
14,891,370
Acting CEO
1,437,233
–
2,780,234
4,217,467
LRR Molotsane*
–
12,036,076
–
26,124
12,062,200
Total emoluments – paid by Telkom
4,633,933
14,489,833
3,436,308
13,244,896
35,804,970
Beneficial
Non-beneficial
Number of shares
Direct
Indirect
Direct
Indirect

Fringe
Performance
and other
Fees
Remuneration
bonus
benefits
Total
R
R
R
R
R
39.     Directors’ interest (continued)
Directors’ emoluments
2007
Emoluments per director:
Non-executive
2,641,168
–
–
–
2,641,168
NE Mtshotshisa
463,050
–
–
–
463,050
SL Arnold
353,719
–
–
–
353,719
TCP Chikane
32,670
–
–
–
32,670
B du Plessis
213,367
–
–
–
213,367
PSC Luthuli
205,417
–
–
–
205,417
TD Mahloele
166,667
–
–
–
166,667
KST Matthews
109,643
–
–
–
109,643
TF Mosololi
214,417
–
–
–
214,417
M Mostert
232,417
–
–
–
232,417
DD Tabata
175,367
–
–
–
175,367
YR Tenza
321,767
–
–
–
321,767
PL Zim
152,667
–
–
–
152,667
Executive
–
2,272,785
–
1,653,202
3,925,987
LRR Molotsane*
–
2,272,785
–
1,653,202
3,925,987
Total emoluments – paid by Telkom
2,641,168
2,272,785
–
1,653,202
6,567,155
2006
Emoluments per director:
Non-executive
2,969,158
–
–
–
2,969,158
NE Mtshotshisa
759,500
–
–
–
759,500
TCP Chikane
181,022
–
–
–
181,022
B du Plessis
254,391
–
–
–
254,391
PSC Luthuli
168,357
–
–
–
168,357
TD Mahloele
223,227
–
–
–
223,227
TF Mosololi
230,809
–
–
–
230,809
M Mostert
308,272
–
–
–
308,272
A Ngwezi
47,727
–
–
–
47,727
DD Tabata
323,022
–
–
–
323,022
YR Tenza
349,022
–
–
–
349,022
PL Zim
123,809
–
–
–
123,809
Executive
–
2,186,460
7,070,262
2,990,865
12,247,587
LRR Molotsane*
–
1,250,747
3,442,573
909,675
5,602,995
SE Nxasana
–
935,713
3,627,689
2,081,190
6,644,592
Total emoluments – paid by Telkom
2,969,158
2,186,460
7,070,262
2,990,865
15,216,745
*
Included in fringe and other benefits is a pension contribution for LRR Molotsane of R4,690 (2007: R295,462; 2006: R162,597), as well as a pension contribution for RJ September of R280,261 paid to the Telkom Retirement Fund, and a payment made in terms of a restraint of trade agreement. Included in remuneration for LRR Molotsane is a payment pursuant to a settlement agreement with Telkom.
LRR Molotsane resigned from Telkom in April 2007 and RJ September was appointed CEO during November 2007.
**
Foreign Directors.
#
In the absence of an internal corporate finance division, and pending the structuring and staffing thereof, the Telkom Board resolved that it was in the best interest of the company and shareholders to deploy the highest quality skills currently resident in Telkom, to evaluate, structure and make recommendations to the Board on major transactions.

During the year M Mostert led all efforts in this regard and was remunerated accordingly. Moreover in compliance with the principles of good governance, the Board took legal advice and established that there was not conflict of interest arising out of his involvement in the transaction evaluated.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
40.     Segment information
Eliminations represent the inter-segmental transactions that have been eliminated against segment results.
Business Segment
Consolidated operating revenue
47,625
51,619
56,285
Fixed-line
31,832
32,345
32,572
Elimination
(737)
(772)
(830)
Mobile
17,021
20,573
24,089
Elimination
(1,435)
(1,494)
(1,519)
Other
952
979
1,993
Elimination
(8)
(12)
(20)
Consolidated other income
480
384
534
Fixed-line
465
334
497
Elimination
(45)
(46)
(86)
Mobile
50
42
56
Elimination
–
–
–
Other
10
54
67
Elimination
–
–
–
Consolidated operating expenses
33,428
37,533
42,337
Fixed-line
22,454
24,083
24,962
Elimination
(1,443)
(1,495)
(1,709)
Mobile
12,635
15,185
17,898
Elimination
(710)
(755)
(805)
Other*
564
589
2,115
Elimination
(72)
(74)
(124)
Consolidated operating profit
14,677
14,470
14,482
Fixed-line
9,843
8,596
8,107
Elimination
661
677
793
Mobile
4,436
5,430
6,247
Elimination
(725)
(739)
(714)
Other
398
444
(55)
Elimination
64
62
104
Consolidated investment income
397
235
197
Fixed-line
2,720
3,041
3,975
Elimination
(2,398)
(2,850)
(3,832)
Mobile
64
36
27
Other
11
8
27
Consolidated finance charges
1,223
1,125
1,803
Fixed-line
839
856
1,277
Mobile
384
269
240
Other
–
–
320
Elimination
–
–
(34)
Consolidated taxation
4,523
4,731
4,704
Fixed-line
2,836
2,652
2,630
Mobile
1,542
1,918
2,055
Other
145
161
19
2006
2007
2008
Rm
Rm
Rm

40.     Segment information (continued)
Business Segment (continued)
Minority interests
139
203
197
Mobile
58
109
73
Other
81
94
124
Profit attributable to equity holders of Telkom
9,189
8,646
7,975
Fixed-line
8,888
8,129
8,175
Elimination
(1,737)
(2,173)
(3,039)
Mobile
2,516
3,170
3,906
Elimination
(725)
(739)
(714)
Other
183
197
(491)
Elimination
                      64
62
 138
Operating expenses
Other
   2,115
Prior to consolidation adjustments
1,830
Consolidation adjustments
285
Consolidated assets
54,306
57,426
68,259
Fixed-line
43,121
44,224
47,829
Elimination
(1,598)
(1,547)
(1,604)
Mobile
12,263
14,026
16,743
Elimination
(258)
(353)
(278)
Other
905
1,188
5,734
Elimination
(127)
(112)
(165)
Investments
2,963
1,461
1,499
Fixed-line
3,093
1,621
4,917
Elimination
(232)
(341)
(3,607)
Mobile
102
181
176
Other
–
–
13
Other financial assets
275
259
614
Fixed-line
256
230
445
Mobile
19
28
169
Other
–
1
–
Total assets
57,544
59,146
70,372
Consolidated liabilities
15,171
15,951
19,689
Fixed-line
10,285
10,154
11,892
Elimination
(351)
(458)
(495)
Mobile
6,466
7,416
8,871
Elimination
(1,441)
(1,468)
(1,542)
Other
319
374
971
Elimination
(107)
(67)
(8)
Interest-bearing debt
11,123
10,364
15,733
Fixed-line
9,888
9,082
13,362
Mobile
1,234
1,278
1,815
Other
1
4
556
Other financial liabilities
235
229
1,290
Fixed-line
205
58
167
Mobile
30
158
204
Other
–
13
919
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
40.     Segment information (continued)
Business Segment (continued)
Tax liabilities
1,549
594
323
Fixed-line
1,186
–
7
Mobile
315
556
290
Other
48
38
26
Total liabilities
28,078
27,138
37,035
Other segment information
Capital expenditure for property, plant and equipment
6,310
8,648
10,108
Fixed-line
3,926
5,545
6,044
Mobile
2,350
3,069
2,475
Other
34
34
1,589
Capital expenditure for intangible assets
1,196
1,598
1,792
Fixed-line
974
1,049
750
Mobile
221
539
985
Other
1
10
57
Depreciation and amortisation
5,714
5,019
5,601
Fixed-line
4,176
3,298
3,470
Mobile
1,498
1,681
1,955
Other
40
40
176
Impairment and asset write-offs
162
296
529
Fixed-line
187
284
262
Mobile
(26)
12
15
Other
1
–
252
Workforce reduction expense – Fixed-line
88
24
3
Geographical segment
Consolidated operating revenue
47,625
51,619
56,285
South Africa
46,154
49,558
52,668
Other African countries
1,487
2,099
3,653
Eliminations
(16)
(38)
(36)
Consolidated operating profit
14,677
14,470
14,482
South Africa
14,665
14,366
14,343
Other African countries
131
294
245
Eliminations
(119)
(190)
(106)
Consolidated assets
57,544
59,146
70,372
South Africa
56,479
56,797
63,772
Other African countries
2,015
3,489
8,785
Eliminations
(950)
(1,140)
(2,185)
Capital expenditure for property, plant and equipment and intangible assets*
7,506
10,246
11,900
South Africa
7,135
9,459
9,781
Other African countries
371
787
2,119
‘South Africa’, which is also the country of domicile for Telkom, comprises the segment information relating to Telkom and its South African subsidiaries as well as Vodacom’s South African-based mobile communications network, the segment information of its service providers.
Other African countries’ comprises Telkom’s subsidiaries Africa Online Limited and Multi-Links Telecommunications Limited as well as Vodacom’s mobile communications network in Tanzania, Lesotho, the Democratic Republic of the Congo and Mozambique.
* The Geographical segment capital expenditure has been restated to include capital expenditure on intangible assets.
2006
2007
2008
Rm
Rm
Rm

41.    Related parties
Details of material transactions and balances with related parties not disclosed separately in the consolidated annual financial statements were as follows:
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables
48
61
51
Trade payables
(256)
(353)
(346)
Related party transactions
Revenue
(710)
(755)
(816)
Expenses
1,435
1,494
1,525
Audit fees
3
3
3
Revenue includes interconnect fees and lease and installation of transmission lines
Expenses mostly represent interconnect expenses
With shareholders:
Government
Related party balances
Trade receivables
247
271
326
Related party transactions
Revenue
(2,304)
(2,458)
(2,623)
With entities under common control:
Major public entities
Related party balances
Trade receivables
39
59
28
Trade payables
(2)
(6)
(25)
The outstanding balances are unsecured and will be settled in cash in the ordinary course of business
Related party transactions
Revenue
(370)
(435)
(486)
Expenses
172
238
243
Rent received
(17)
(29)
(21)
Rent paid
56
27
22
2006
2007
2008
Rm
Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
41.     Related parties (continued)
Key management personnel compensation:
(Including directors’ emoluments)
Related party transactions
Short-term employee benefits
157
176
231
Post-employment benefits
7
14
12
Termination benefits
12
–
27
Equity compensation benefits
6
8
29
Other long-term benefits
16
27
16
The fair value of the shares that vested in the current year is R12 million
(2007: RNil; 2006: R3 million).
Terms and conditions of transactions with related parties
The sales to and purchases from related parties of telecommunication services are made at arms length prices. Except as indicated above, outstanding balances at the year-end are unsecured, interest free (except for interest charged on overdue telephone accounts) and settlement occurs in cash. Apart from the bank guarantee to the amount not exceeding R23 million (USD3 million) provided to Africa Online, there have been no guarantees provided or received for related party receivables or payables. Except as indicated above for the year ended March 31,
2008 the Group has not made any impairment of amounts owed by related parties (2007: RNil; 2006: RNil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.
42.     Investments in joint ventures
Vodacom Group (Proprietary) Limited (‘Vodacom’)
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
2006
2007
2008
Rm
Rm
Rm

42.     Investments in joint ventures (continued)
Total assets 12,384 14,235 17,087
Non-current assets 8,040 10,422
12,234
Current assets 4,344 3,813 4,853
Total liabilities and reserves (12,384) (14,235) (17,087)
Reserves (4,196) (4,713) (5,703)
Minority interests (142) (110) (202)
Non-current liabilities (932) (1,906)
(2,394)
Current liabilities (7,114) (7,506) (8,788)
The Group’s proportionate share of revenue and expense is as follows:
Revenue 17,021 20,573 24,089
Net operating expenses (12,586) (15,142)
(17,844)
Profit before net finance charges 4,435 5,431 6,245
Net finance charges (320) (233) (212)
Net income before taxation 4,115 5,198 6,033
Taxation (1,542) (1,918)
(2,055)
Profit after taxation 2,573 3,280 3,978
Minority interest (58) (109) (73)
Net profit for the year 2,515 3,171 3,905
The Group’s proportionate share of cash flow is as follows:
Cash flow from operating activities
2,251 2,429 2,562
Cash flow from investing activities (2,395) (3,292)
(3,751)
Cash flow from financing activities (53) (100) 1,617
Net (decrease)/increase in cash and cash equivalents (197) (963) 428
Effect of exchange rate on cash and cash equivalents (8) 29 44
Cash and cash equivalent at beginning of year 1,085 880
(54)
Cash and cash equivalents at end of year 880 (54)
418
2006 2007 2008
Rm Rm
Rm

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
43.     Interest in subsidiaries
Country of incorporation: RSA – Republic of South Africa; TZN – Tanzania; LES – Lesotho; MZ – Mozambique; DRC – Democratic Republic of
Congo; MAU – Mauritius; NIG – Nigeria
Nature of business: C – Cellular; S – Satellite; MSC – Management services company; PROP – Property company; OTH – Other.
*Dormant at March 31, 2008.
Interest in issued
Issued share capital
ordinary share    capital
Country of
2006
2007
2008
2006
2007
2008
incorporation
%
%
%
Directory advertising (OTH)
TDS Directory Operations (Proprietary) Limited
RSA
R100,000
R100,000
R100,000
64.9
64.9
64.9
Data application services (OTH)
Swiftnet (Proprietary) Limited
RSA
R25,000,000
R5,000,000
R5,000,000
100
100
100
Other (OTH)
Q-Trunk (Proprietary) Limited
RSA
R10,001,000
R10,001,000
R10,001,000
100
100
100
Intekom (Proprietary) Limited
RSA
R10,001,000
R10,001,000
R10,001,000
100
100
100
Rossal No 65 (Proprietary) Limited
RSA
R100
R100
R100
100
100
100
Acajou Investments (Proprietary) Limited
RSA
R100
R100
R100
100
100
100
Telkom Media (Proprietary) Limited
RSA
–
R100
R100
–
75
75
Africa Online Limited
MAU
–
USD1,000
USD1,000
–
100
100
Multi-Links Telecommunications
Limited
NIG
–
–
N300,000,000
–
–
75
Telkom International (Proprietary) Limited (MSC)
RSA
R100
R100
R100
100
100
100
The aggregate net (loss)/profit of the subsidiaries
is (R186) million (2007: R564 million; 2006:
R471 million)
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
90
Vodacom Congo (RDC) s.p.r.l. (C)
DRC
USD1,000,000
USD1,000,000
USD1,000,000
51
51
51
Service providers
Vodacom Service Provider Company (Proprietary)
Limited (C)
RSA
R20
R20
R20
100
100
100
Smartphone SP (Proprietary) Limited (C)*
RSA
R20,000
R20,000
R 20,000
51
70
100
Smartcom (Proprietary) Limited (C)*
RSA
R1,000
R1,000
R 1,000
43.7
61.7
100
Cointel VAS (Proprietary) Limited (C)*
RSA
R10,204
R10,204
R 10,204
51
70
100

Interest in issued
Issued share capital
ordinary share capital
Country of
2006
2007
2008
2006
2007
2008
incorporation
%
%
%
43.     Interest in subsidiaries (continued)
Other subsidiaries ofthe Group’s
Joint Venture
Vodacom Service Provider Holdings Company
(Proprietary) Limited (MSC)*
RSA
R1,020
R1,020
R1,023
100
100
100
Vodacom Satellite Services (Proprietary) Limited (OTH)* RSA
R100
R100
R100
100
100
100
GSM Cellular (Proprietary) Limited (OTH)*
RSA
R1,200
R1,200
R1,200
100
100
100
Vodacom Venture No.1 (Proprietary) Limited (OTH)*
RSA
R810
R810
R810
100
100
100
Vodacom Equipment Company (Proprietary)
Limited (OTH)*
RSA
R100
R100
R100
100
100
100
Vodacare (Proprietary) Limited (OTH)*
RSA
R100
R100
R100
100
100
100
Vodacom International Holdings
(Proprietary) Limited (MSC)
RSA
R100
R100
R100
100
100
100
Vodacom International Limited (MSC)
MAU
USD100
USD100
USD100
100
100
100
Vodacom Properties No.1 (Proprietary)
Limited (PROP)
RSA
R100
R100
R100
100
100
100
Vodacom Properties No.2 (Proprietary)
Limited (PROP)
RSA
R1,000
R1,000
R1,000
100
100
100
Stand 13 Eastwood Road Dunkeld West
(Proprietary) Limited (PROP)
RSA
R100
R100
–
51
70
–
Ithuba Smartcall (Proprietary) Limited (OTH)
RSA
R100
R100
–
26.5
36.4
–
Smartcall Smartlife (Proprietary) Limited (OTH)
RSA
–
R100
–
–
63
–
Vodacom Tanzania Limited (Zanzibar) (OTH)*
TZN
TZS10,000
TZS10,000
TZS10,000
99
99
99
Joycell Shops (Proprietary) Limited (OTH)*
RSA
R100
R100
R100
100
100
100
Marble Gold Investments (Proprietary)
Limited (OTH) *
RSA
R100
R100
R100
100
100
100
Vodacom Ventures (Proprietary) Limited (OTH)
RSA
R120
R120
R120
100
100
100
Skyprops 134 (Proprietary) Limited (PROP)
RSA
–
R100
R100
–
100
100
Indebtness of Telkom subsidiary companies
Rm
Rm
Rm
Swiftnet (Proprietary) Limited
RSA
2
–
–
Intekom (Proprietary) Limited
RSA
3
–
–
Q-Trunk (Proprietary) Limited
RSA
34
30
26
Rossal No 65 (Proprietary) Limited
RSA
–
–
30
Acajou Investments (Proprietary) Limited
RSA
–
–
–
Africa Online Limited
MAU
–
–
74
Multi-Links Telecommunications
Limited
NIG
–
–
841
Telkom Media (Proprietary) Limited
RSA
–
–

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
44.     Significant events
Swiftnet (Proprietary) Limited
Swiftnet is in breach of its license that requires it to have at least 30% of its shares held by black economic empowerment individuals or entities.
ICASA has required Switfnet  to remedy the breach of its license, which expired on August 24, 2006. On February 14, 2007 Telkom announced that it had entered into an agreement to sell a 30% stakein Swiftnet to the Radio Surveillance Consortium, a group of empowerment investors, for
R55 million following a competitive process run by an independent adviser. The transction would not have required any financial support or facilitation from Telkom. The transaction received Competition Commission approval on May 28, 2007, but was not approved by ICASA. Swiftnet is currently seeking black economic empowered individuals or entitied who would be acceptable to ICASA. Swiftnet met with ICASA on January 28, 2008 to discuss its specific license terms and conditions. Swiftnet has submitted its comments on the draft license terms and conditions to ICASA that
ICASA sent to Swiftnet during October 2007. Swiftnet, assisted by Telkon as its sole shareholder, has had a further meeting with ICASA on
February 27, 2008. It was decided that the draft amended license that ICASA sent to Swiftnet during October 2007 would not form the basis of the conversion process, but instead the original license issued to Swiftnet in August 1995 would be used as the basis for license conversion.
The transaction is still subject to ICASA approval. With regard to shareholder issues, ICASA indicated that there is currently no agreement within the industry as to acceptable BEE shareholding percentages for all licensees. ICASA indicated that the shareholding issue for the Swiftnet license would need to be in line with BEE values applicable to other similar licensees.

Telkom Media (Proprietary) Limited
On August 31, 2006 Telkom created a new subsidiary, Telkom Media (Proprietary) Limited with a Black Economic Empowerement (‘BEE’)
shareholding. ICASA awarded Telkom Media a commercial satelite and cable subscription broadcast license on September 12, 2007.
The BEE shareholders are Videovision Entertainment, MSG Afrika Media and WDB Investment Holdings (Proprietary) Limited. As at March 31,
2008 Telkom had a 75% shareholding in Telkom Media, however, in a recent clarification and refinement of its strategy the board has taken the decision to substantially reduce its investment in Telkom Media (Proprietary) Limited and will be investigating all opportunities to do this in the best interest of Telkom shareholders and all other stakeholders.
Vodacom BBBEE equity deal
Vodacom is in the process of finalising a R7.5 billion BBBEE (Broad-Based Black Economic Empowerment) equity deal whereby strategic business partners, employees and the black public will have an opportunity to share in the success of Vodacom South Africa going forward.
Vodacom announced that transaction agreements were signed on June 20, 2008. Telkom is supportive of this transaction but is not in a position to comment on the impact of the proposed transaction on Telkom as the details relating to the transaction are expected to be announced by Vodacom in the third quarter of this calender year.
Global Telematics SA (Proprietary) Limited
On October 26, 2007 Vodacom Service Provider Company (Proprietary) Limited (‘VSPC’), entered into an agreement with Global Telematics
SA (Proprietary) Limited (‘Global Telematics’). In terms of the agreement Glocell Service Provider Company (Proprietary) Limited (‘GSPC’),
will cede, transfer and assign its agreements together with all of its obligations and its rights attaching to its customers connected to the
Vodacom Network to Global Telematics. GSPC connects all voice contract customers and sells pre-paid packs on behalf of Global Telematics.
VSCP will acquire the consolidated customers base from Global Telematics which will consist of active prepaid customers, active contract customers and active telemetry customers, subject to certain suspensive conditions. Once these suspensive conditions are met the transactions will be effective.

45.     Subsequent events
Dividends
The Telkom Board declared an annual dividend of R3,437 million or 660 cents per share on June 6, 2008 payable on July 7, 2008 for shareholders registered on July 4, 2008 which will fully utilise the deferred tax asset on STC credits and result in an additional STC charge of
R161 million.
Mobile strategy and unlocking shareholder value
Telkom informed the shareholders that on Friday, May 30, 2008, Telkom received a non-binding proposal from a wholly-owned subsidiary of
Vodafone Group Plc (‘Vodafone’) to acquire a portion of Telkom’s stake in Vodacom Group (Proprietary) Limited (‘Vodacom’) subject to, inter alia, the Company unbundling its remaining stake in Vodacom to Telkom shareholders.
Separately, on Friday, May 30, 2008 Telkom received a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders (‘the Consortium’), which states that the Consortium is considering making an offer for the entire issued share capital of Telkom. The letter makes it clear that the offer will only be made if a number of pre-conditions are met including, inter alia, confirmation by the Telkom Board that it will unbundle Telkom’s entire 50% stake in Vodacom as part of the offer.
The discussions with Vodafone are independent from the approach from the Consortium. The Board of Telkom, in accordance with its fiduciary duties, will evaluate allbona fide offers with a view to maximising shareholder value. No transaction will be entered into without requisite shareholder approvals.
Telkom will advise shareholders of further developments in this regard in due course.
VM, S.A.R.L. trading as Vodacom Mozambique
Effective May 12, 2008 Vodacom International Limited sold 5% of its 90% owned equity investment in Vodacom Mozambique, leaving
Vodacom International Limited with an 85% equity investment in Vodacom Mozambique. Certain suspensive conditions are to be met before the transaction will be effective.
Capability Management
Telkom will seek to manage costs by realigning its structure, employees and resources to better match its transforming information, communications and technology business and to improve customer service. The transformation of the communications industry and increasing market and competitive pressure has put communications companies such as Telkom under increasing revenue and expense constraints while being required to improve customer service. As a result a capability management initiative has been launched which is designed to ensure that the capabilities needed to succeed in a converged communications market are established through the optimal utilisation of external as well as internal capabilities, extracting effiencencies, where possible, through scale of a rapidly maturing retail and wholesale market and better organised functional areas in a more deregulated and liberalised communications market. The capability management initiative includes the internal consolidation of certain functional areas and the selection of strategic long-term partners with proven performance for other functional areas.
The areas which are expected to be impacted are the call centers, operations, ancillary services, network service providers, network field operations, network core operations, information technology operations and retail outlets.

Telkom Management Services
On July 2, 2008, Telkom received confirmation from the Companies and Intellectual Property Registration Office for the approval and reservation of a newly set-up company. The approved and reserved name is 'Telkom Management Services'.
Union action
Telkom has recieved a notice from CWU advising Telkom of its intention to embark on some unspecified industrial action.

Other matters
The directors are not aware of any other matters or circumstances since the consolidated annual financial statements for the financial year ended
March 31, 2008 and the date of this report, or otherwise dealt with in the consolidated annual financial statements, which significantly affects the financial position of the Group and the results of it operations.

Notes to the consolidated annual financial statements (continued)
for the three years ended March 31, 2008
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Telkom Group Limited

We have audited the accompanying consolidated balance sheets of Vodacom Group
(Proprietary) Limited and subsidiaries (the “Group”) as at March 31, 2008, 2007 and
2006, and the related consolidated income statements, consolidated statements of changes in equity,
and consolidated cash flow statements for each of the three years in the period then ended as set out in pages F-101 to F-203.

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
The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated annual financial statements present fairly, in all material respects, the financial position of Vodacom Group (Proprietary) Limited and subsidiaries at March 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for each of the three years then ended in conformity with International
Financial Reporting Standards (“IFRS”) as issued by the International Accounting
Standards Board (“IASB”) and in the manner required by the Companies Act of South
Africa.

Deloitte & Touche
Registered Auditors
Per Patrick Smit
Johannesburg, South Africa
10 July 2008

CONSOLIDATED INCOME STATEMENTS
2006
2007
2008
Notes
Rm
Rm
Rm
Revenue
1
34,042.5
41,146.4
48,177.8
Other operating income
125.1
119.8
155.6
Direct network operating cost
2
(18,297.2)
(22,439.8)
(26,299.5)
Depreciation
10
(2,651.6)
(2,901.8)
(3,366.0)
Staff expenses
(2,042.1)
(2,372.5)
(2,975.4)
Marketing and advertising expenses
(976.9)
(1,146.4)
(1,264.3)
Other operating expenses
(1,042.7)
(1,063.6)
(1,362.4)
Amortisation of intangible assets
11
(344.2)
(459.4)
(545.2)
Impairment of assets
3
52.8
(22.9)
(29.9)
Proﬁt from operations
4
8,865.7
10,859.8
12,490.7
Finance income
5
129.9
74.5
72.3
Finance costs
6
(246.0)
(369.3)
(681.3)
Gains/(Losses) on remeasurement and disposal of
ﬁnancial instruments
7
(523.1)
(169.0)
185.1
Proﬁt before taxation
8,226.5
10,396.0
12,066.8
Taxation
9
(3,083.7)
(3,836.0)
(4,109.2)
Net proﬁt
5,142.8
6,560.0
7,957.6
Attributable to:
Equity shareholders
5,026.1
6,342.4
7,811.4
Minority interests
116.7
217.6
146.2
2006
2007
2008
R
R
R
Basic and diluted earnings per share
35
502,610
634,240
781,140
Dividend per share
35
450,000
540,000
594,000
for the three years ended March 31, 2008

2006
2007
2008
Notes
Rm
Rm
Rm
ASSETS
Non-current assets
16,079.2
20,844.3
24,468.3
Property, plant and equipment
10
13,386.6
17,073.2
19,119.6
Intangible assets
11
1,954.9
2,700.3
4,224.1
Financial assets
12
92.1
209.5
244.2
Deferred taxation
13
297.6
386.1
455.1
Deferred cost
311.2
396.4
333.3
Lease assets
16
36.8
78.8
92.0
Current assets
8,688.6
7,625.9
9,706.9
Deferred cost
451.8
574.8
705.9
Financial assets
12
149.3
207.5
444.9
Inventory
14
454.3
364.3
636.9
Trade and other receivables
15
4,474.0
5,675.0
6,801.1
Lease assets
16
13.1
32.9
140.5
Cash and cash equivalents
34
3,146.1
771.4
977.6
Total assets
24,767.8
28,470.2
34,175.2
EQUITY AND LIABILITIES
Ordinary share capital
17
*
*
*
Retained earnings
8,583.0
9,523.2
11,392.9
Non-distributable reserves
18
(194.0)
(97.4)
8.8
Equity attributable to equity holders of the parent
8,389.0
9,425.8
11,401.7
Minority interests
19
283.3
221.2
403.6
Total equity
8,672.3
9,647.0
11,805.3
Non-current liabilities
2,236.6
3,812.1
4,788.2
Interest bearing debt
21
819.2
2,051.4
3,025.8
Non-interest bearing debt
22
-
3.0
6.0
Deferred taxation
13
602.3
757.3
776.5
Deferred revenue
320.3
412.3
358.8
Provisions
23
372.3
377.5
373.7
Other non-current liabilities
24
122.5
210.6
247.4
Current liabilities
13,858.9
15,011.1
17,581.7
Trade and other payables
25
5,104.7
6,874.4
7,561.3
Deferred revenue
1,604.5
1,904.8
2,229.9
Taxation payable
630.2
1,112.7
580.5
Non-interest bearing debt
22
4.3
-
-
Interest bearing debt
21
1,645.5
501.0
502.9
Provisions
23
623.0
741.8
909.5
Dividends payable
2,800.0
2,990.0
3,190.0
Derivative ﬁnancial liabilities
42
60.9
7.2
10.8
Bank borrowings
34
1,385.8
879.2
2,596.8
Total equity and liabilities
24,767.8
28,470.2
34,175.2
* Share capital R100
CONSOLIDATED BALANCE SHEETS
as at March 31, 2008

Attributable to equity shareholders
Share
Retained
Non-
Total       Minority
Total
capital
earnings         distributable
interests
equity
reserves
Notes
Rm
Rm
Rm
Rm
Rm
Rm
Balance at March 31, 2005
*
8,059.1
(299.9)        7,759.2
128.7
7,887.9
Net proﬁt for the period
-         5,026.1
-
5,026.1
116.7
5,142.8
Dividends declared
19,35
-       (4,500.0)
-      (4,500.0)
(0.9)      (4,500.9)
Business combinations and other acquisitions           19,32
-
-
-
-
46.5
46.5
Minority shares of VM, S.A.R.L.
-
-
-
-
8.0
8.0
Contingency reserve
18
-
(2.2)
2.2
-
-
-
Net gains and losses not recognised in the
income statement
Foreign currency translation reserve
-
-
103.9
103.9
(15.6)
88.3
Revaluation of available-for-sale investments          18,19
-
-
(0.2)
(0.2)
(0.1)
(0.3)
Balance at March 31, 2006
*
8,583.0
(194.0)        8,389.0
283.3
8,672.3
Net proﬁt for the period
-
6,342.4
-
6,342.4
217.6
6,560.0
Dividends declared
19,35
-       (5,400.0)
-        (5,400.0)
(170.8)        (5,570.8)
Business combinations and other acquisitions           19,32
-
-
-
-
(136.4)
(136.4)
Contingency reserve
18
-
(2.2)
2.2
-
-
-
Net gains and losses not recognised in the
income statement
Foreign currency translation reserve
-
-
94.4
94.4
27.5
121.9
Balance at March 31, 2007
*
9,523.2
(97.4)
9,425.8
221.2
9,647.0
Net proﬁt for the period
-
7,811.4
-
7,811.4
146.2
7,957.6
Dividends declared
19,35
-       (5,940.0)
-
(5,940.0)
(0.6)
(5,940.6)
Business combinations and other acquisitions           19,32
-
-
-
-
(6.1)
(6.1)
Disposal of subsidiaries
19,33
-
-
-
-
(0.3)
(0.3)
Minority shares of VM, S.A.R.L.
-
-
-
-
0.8
0.8
Contingency reserve
18
-
(1.7)
1.7
-
-
-
Net gains and losses not recognised in the
income statement
Foreign currency translation reserve
-
-
87.7
87.7
42.4
130.1
Revaluation of available-for-sale investments          18,19
-
-
16.8
16.8
-
16.8
Balance at March 31, 2008
*       11,392.9
8.8       11,401.7
403.6
11,805.3
* Share capital R100
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three years ended March 31, 2008

CONSOLIDATED CASH FLOW STATEMENTS
for the three years ended March 31, 2008
2006
2007
2008
Notes
Rm
Rm
Rm
CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers
33,132.7
40,380.0
47,409.6
Cash paid to suppliers and employees
(22,042.4)
(26,513.9)
(31,076.1)
Cash generated from operations
26
11,090.3
13,866.1
16,333.5
Finance costs paid
27
(214.3)
(326.6)
(669.6)
Finance income received
28
124.1
41.7
74.3
Realised net losses on remeasurement and disposal of
ﬁnancial instruments
29
(17.6)
(38.8)
(151.0)
Taxation paid
30
(2,980.3)
(3,303.3)
(4,721.5)
Dividends paid – equity shareholders
(3,500.0)
(5,300.0)
(5,650.0)
Dividends paid – minority shareholders
(0.9)
(80.8)
(90.6)
Net cash ﬂows from operating activities
4,501.3
4,858.3
5,125.1
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets
31
(4,788.4)
(5,955.3)
(6,540.6)
Proceeds on disposal of property, plant and equipment and
intangible assets
31.2
98.3
10.2
Business combinations and other acquisitions
32
(0.1)
(591.2)
(956.5)
Disposal of subsidiaries
33
-
-
15.7
Other investing activities
(33.5)
(135.7)
(31.0)
Net cash ﬂows utilised in investing activities
(4,790.8)
(6,583.9)
(7,502.2)
CASH FLOW FROM FINANCING ACTIVITIES
Non-interest bearing debt incurred
-
3.0
-
Non-interest bearing debt repaid
-
-
(3.0)
Interest bearing debt incurred
32.3
6.0
1,000.0
Interest bearing debt repaid
(89.7)
(141.3)
(117.5)
Finance lease capital repaid
(50.2)
(67.7)
(108.9)
Bank borrowings
-
-
2,456.0
Share capital and premium movement of minority shareholders
-
-
7.2
Net cash ﬂows from/(utilised) in ﬁnancing activities
(107.6)
(200.0)
3,233.8
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS
(397.1)
(1,925.6)
856.7
(Bank borrowings)/cash and cash equivalents at the
beginning of the year
2,173.0
1,760.3
(107.8)
Effect of foreign exchange rate changes
(15.6)
57.5
87.9
CASH AND CASH EQUIVALENTS/(BANK BORROWINGS)
AT THE END OF THE YEAR
34
1,760.3
(107.8)
836.8

March 31, 2008
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
ACCOUNTING POLICIES
A.
CONSOLIDATION
A.1  Basis of consolidation
The consolidated annual ﬁnancial statements include the consolidated ﬁnancial position, results of operations and cash
ﬂows of Vodacom Group (Proprietary) Limited and both foreign and domestic entities (subsidiaries, special purpose entities and joint ventures) controlled and jointly controlled by Vodacom Group (Proprietary) Limited, up to March 31, 2008.
Minority interests are separately presented in the consolidated balance sheets and income statements.
Goodwill on the acquisition of subsidiaries and joint ventures is accounted for in accordance with the Group’s accounting policy for intangible assets set out below.
A.2   Business combinations
Acquisition of a business
Business combination acquisitions are accounted for using the purchase method of accounting, whereby the acquisition is accounted for at its cost plus any costs directly attributable to the acquisition. Cost represents the cash or cash equivalents paid or the fair value or other consideration given, at the date of the acquisition, measured as the aggregate of the fair values, at the date of the exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree. Business combinations include the acquisition of subsidiaries and joint ventures.
On acquisition, the identiﬁable assets, liabilities and contingent liabilities of the relevant subsidiaries or joint ventures that meet the recognition criteria, are measured based upon the Group’s interest in their fair value at the date of acquisition, except for non-current assets (or disposal groups) that are classiﬁed as held for sale in accordance with
IFRS 5: Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”), which are recognised and measured at fair value less costs to sell. The interest of minority shareholders is recorded at the minority’s share of the net fair value of the identiﬁable assets, liabilities and contingent liabilities that meet the recognition criteria. Subsequently, any losses attributable to minority shareholders in excess of their interest, is allocated against the interest of the Group, except to the extent that the minority shareholder has a binding obligation and is able to make an additional investment to cover the losses.
Disposals
On subsequent disposal, the proﬁt or loss on disposal is the difference between the selling price and the carrying value of net assets and liabilities disposed of, adjusted for any related carrying amount of goodwill in accordance with the
Group’s accounting policies.
A.3  Subsidiaries
Subsidiaries are those entities controlled by the Group. Control is presumed to exist where the Group has an interest of more than one half of the voting rights and the power to control the ﬁnancial and operating activities of an entity so as to obtain beneﬁts from its activities. All subsidiaries are consolidated.
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
Minority shareholders are treated as equity participants and, therefore, all subsequent acquisitions of minority interest by the Group in subsidiary companies are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reﬂect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reﬂected within the consolidated balance sheet at the date of the acquisition is therefore reﬂected as goodwill.
A.4  Joint Ventures
Joint ventures, for the purpose of these consolidated annual ﬁnancial statements, are those entities in which the Group has joint control through a contractual arrangement with one or more other venturers. Joint control exists when the strategic
ﬁnancial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.
Investments in joint ventures are proportionately consolidated from the date on which the Group has power to exercise joint control, up to the date on which power to exercise joint control ceases.
The Group’s share of the assets, liabilities, income, expenses and cash ﬂows of joint ventures are combined on a line by line basis with similar items in the consolidated annual ﬁnancial statements.
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
Depreciation is calculated so as to write off the cost of property, plant and equipment on a straight-line basis, over the estimated useful lives to the estimated residual value. Useful lives, residual values and depreciation methods are reviewed on an annual basis with the effect of any changes in estimate accounted for on a prospective basis. Residual values are measured as the estimated amount currently receivable for an asset if the asset were already of the age and condition expected at the end of its useful life. Each signiﬁcant component included in an item of property, plant and equipment is separately recorded and depreciated.
Depreciation commences when the asset is ready for its intended use (in the case of infrastructure assets this is deemed to be the date of acceptance). Depreciation of an asset ceases at the earlier of the date the asset is classiﬁed as held for sale in accordance with IFRS 5 or the date the asset is derecognised. Depreciation is not ceased when assets are idle.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008
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
Proﬁts or losses on the retirement or disposal of property, plant and equipment, determined as the difference between the actual proceeds and the carrying amount of the assets, are recognised in proﬁt or loss in the period in which they occur.
The date of disposal is determined as the date on which the Group has transferred to the buyer the signiﬁcant risks and rewards of ownership of the goods, the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the proceeds on the sale can be measured reliably, it is probable that the economic beneﬁts associated with the transaction will ﬂow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.
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
· changes in the liability are added, or deducted from, the cost of the reﬂected asset. If the amount deducted exceeds the carrying amount of the asset, the excess is recognised immediately in proﬁt and loss.
· adjustments that result in additions to the cost of assets are tested for impairment if it is considered that the new carrying value of the asset is not fully recoverable.
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
basis.
Goodwill
Goodwill represents the excess of the cost of an acquisition of a subsidiary or joint venture, over the Group’s interest in the fair value of the identiﬁable assets, liabilities and contingent liabilities recognised at the date of acquisition.
Goodwill on the acquisition of subsidiaries and joint ventures is included in intangible assets. If the Group’s interest in the fair value of identiﬁable assets, liabilities and contingent liabilities recognised at the date of acquisition of a subsidiary or joint venture exceed the cost of the business combination, the excess is recognised immediately in proﬁt or loss. Goodwill is tested annually for impairment, or more frequently when there is an indication that the goodwill may be impaired and carried at cost less accumulated impairment losses, if any. Impairment losses previously recognised cannot be reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
D.2   Intangible assets with a ﬁnite useful life
Intangible assets with ﬁnite useful lives are amortised to proﬁt or loss on a straight-line basis over their estimated useful lives. Useful lives and amortisation methods are reviewed at the end of each annual reporting period, or more frequently when there is an indication that the intangible asset may be impaired, with the effect of any changes accounted for on a prospective basis. Amortisation commences when the intangible asset is available for use. The residual values of intangible assets are assumed to be zero.
Licences
Licences, which are acquired, other than through a business combination, to yield an enduring beneﬁt, are capitalised at cost and amortised from the date of commencement of usage rights over the shorter of the economic life or the duration of the licence agreement.
Customer bases
Cost of contract customer bases, prepaid customer bases and internet service provider customer bases acquired, other than through a business combination, represents the fair value at the acquisition date of the customer bases. Customer bases are amortised on a straight-line basis over their estimated useful lives.
Trademarks, patents and other
Purchased trademarks, patents and other acquired, other than through business combinations, are capitalised at cost and amortised over their estimated useful lives. Expenditure incurred to develop, maintain and renew internally generated trademarks and patents is recognised as an expense in the period incurred.
Computer software
Computer software that is not considered to form an integral part of any hardware equipment is recorded as intangible assets. The software is capitalised at cost and amortised over its estimated useful life.
D.3   Intangible assets not available for use
Intangible assets not available for use are not amortised but tested for impairment on an annual basis, or more frequently when there is an indication that the intangible asset may be impaired.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008
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
Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate ruling at settlement date or balance sheet date, whichever occurs ﬁrst. Exchange differences on the settlement or translation of monetary assets or liabilities are included in gains or losses on remeasurement and disposal of ﬁnancial instruments in proﬁt or loss in the period in which they arise.
Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in foreign currency are not retranslated. When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. When a gain or loss on a non-monetary item is recognised in proﬁt or loss, any exchange component of that gain or loss is recognised in proﬁt or loss.
F.2   Foreign operations
The annual ﬁnancial statements of foreign operations are translated into South African Rands for incorporation into the consolidated annual ﬁnancial statements. Assets and liabilities are translated at the foreign exchange rates ruling at balance sheet date. Income, expenditure and cash ﬂow items are translated at the actual foreign exchange rate at the date of the transaction or average foreign exchange rates for the period.
All resulting unrealised exchange differences are classiﬁed as equity and recognised in the foreign currency translation reserve. On disposal, the cumulative amounts of unrealised exchange differences that have been deferred are recognised in proﬁt or loss as part of the gain or loss on disposal.
All gains and losses on the translation of equity loans to foreign entities that are intended to be permanent, whether they are denominated in one of the entities functional currencies or in a third currency, are recognised in equity.
Goodwill and fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are classiﬁed as equity and recognised in the foreign currency translation reserve.

G. TAXATION
G.1   Current taxation
The charge for current taxation is based on the results for the period and is adjusted for items that are non-assessable or disallowed. Current taxation is measured at the amount expected to be paid, using taxation rates and laws that have been enacted or substantively enacted by the balance sheet date.
G.2   Deferred taxation balances
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
Deferred taxation assets are recognised to the extent that it is probable that future taxable proﬁts will be available against which the associated unused taxation losses or credits and deductible temporary differences can be utilised.
The carrying amount of deferred taxation assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufﬁcient taxable proﬁts will be available to allow all, or part of the asset to be recovered.
Deferred taxation assets and liabilities are offset when there is a legally enforceable right to set off current taxation assets against current taxation liabilities and when they relate to income taxes levied by the same taxation authority and the
Group has the intention to settle its current taxation assets and liabilities on a net basis.
Deferred taxation assets and liabilities are measured at the taxation rates that are expected to apply in the period in which the asset is realised or the liability is settled, based on taxation rates (and taxation laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred taxation assets and liabilities reﬂects the taxation consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.
Exchange differences arising from the translation of foreign taxation assets and liabilities of foreign entities where the functional currency is different to the local currency are classiﬁed as a deferred taxation expense or income.
G.3   Current and deferred taxation for the period
Current and deferred taxation are recognised as an expense or income in proﬁt or loss, except when they relate to items credited or debited directly to equity, in which case the taxation is also recognised directly in equity, or where deferred taxation arises from the initial accounting for a business combination. In the case of a business combination, the deferred taxation asset or liability affects goodwill or the amount of any excess of the acquirer’s interest in the net fair value of the acquiree’s identiﬁable assets, liabilities and contingent liabilities over the cost of the business combination.
G.4   Secondary taxation on companies
Secondary Taxation on Companies (“STC”) is provided for at the prevailing rate on the amount of the net dividend declared by Vodacom Group (Proprietary) Limited. It is recorded as a taxation expense when dividends are declared.
STC credits on dividends received are recorded as assets in the period that they arise, limited to the amount recoverable based on the reserves available for distribution.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008
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
H.3   Accumulative termination beneﬁts

Accumulative termination beneﬁts are payable whenever:
· an employee’s employment is terminated before the normal retirement date, or
· an employee accepts voluntary redundancy.

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
I.
REVENUE RECOGNITION
Revenue net of discounts, which excludes Value Added Taxation and sales between Group companies, represents the invoiced value of goods and services supplied by the Group. The Group measures revenue at the fair value of the consideration received or receivable. Revenue is recognised only when it is probable that the economic beneﬁts associated with a transaction will ﬂow to the Group and the amount of revenue, and associated costs incurred or to be incurred, can be measured reliably. If applicable, revenue is split into separately identiﬁable components.

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
· Revenue from the handset is recognised when the product is delivered, limited to the amount of cash received.
· Monthly service revenue received from the customer is recognised in the period in which the service is delivered.
· Airtime revenue is recognised on the usage basis. The terms and conditions of the bundled airtime products, where applicable, allow the carry over of unused airtime. The unused airtime is deferred in full.
· Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer contract, all deferred revenue for unused airtime is recognised in revenue.
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
· Revenue from the activated SIM-card, representing activation fees, is recognised over the average useful life of a prepaid customer.
· Airtime revenue is recognised on the usage basis. Unused airtime is deferred in full.
· Deferred revenue related to unused airtime is recognised when utilised by the customer. Upon termination of the customer relationship, all deferred revenue for unused airtime is recognised in revenue.
Upon purchase of an airtime voucher the customer receives the right to make outgoing voice and data calls to the value of the airtime voucher. Revenue is recognised as the customer utilises the voucher.
Deferred revenue and costs related to unactivated starter packs which do not contain any expiry date, is recognised in the period when the probability of these starter packs being activated by a customer becomes remote. In this regard the
Group applies a period of 36 months before these revenue and costs are released to proﬁt or loss.
I.3    Data revenue
Revenue net of discounts, from data services is recognised when the Group has performed the related service and depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service.
I.4    Equipment sales
Revenue from equipment sales is recognised only when the Group has transferred to the buyer the signiﬁcant risks and rewards of ownership of the goods and the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. This is normally achieved with acceptance of the goods on the delivery thereof.
Equipment sales to third party service providers are recognised when delivery is accepted. No rights of return exist on sale to third party service providers.
I.5    Mobile number portability
Revenue transactions from mobile number portability are accounted for in terms of current business rules and revenue recognition policies above.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008
I. REVENUE RECOGNITION (CONTINUED)
I.6     Other revenue and income
· Interconnect and international revenue
Interconnect and international revenue is recognised on the usage basis.
· Dividends
Dividends from investments or subsidiaries are recognised when the shareholder’s right to receive payment has been established.
· Interest
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
· Finance leases
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
Lease payments are allocated between lease ﬁnance costs and a capital reduction of the ﬁnance lease liability. Lease
ﬁnance costs are allocated to proﬁt or loss over the term of the lease using the effective interest rate method, so as to produce a constant periodic rate of return on the remaining balance of the liability for each period.
· Operating leases
Lessee operating lease rental payments are expensed in proﬁt or loss on a straight-line basis over the lease term.
When an operating lease is terminated before the lease term has expired any payment to the lessor that is required, by way of penalty, is recognised as an expense in the period in which termination takes place.
J.3    Group as lessor
· Finance leases
Amounts due from lessees under ﬁnance leases are recorded as receivables at the amount of the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reﬂect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.
· Operating leases
Lessor operating lease rental income is recognised in proﬁt or loss on a straight-line basis over the lease term. Such leased assets are included under property, plant and equipment and depreciated in accordance with the accounting policy stated above.

K. FINANCIAL INSTRUMENTS
Financial instruments include all ﬁnancial assets, ﬁnancial liabilities and equity instruments including derivative instruments.
Financial assets and ﬁnancial liabilities, in respect of ﬁnancial instruments, are recognised on the Group's balance sheet when the Group becomes party to the contractual provisions of the instrument.
· Fair value methods and assumptions
The fair value of ﬁnancial assets and ﬁnancial liabilities are determined as follows:
The fair value of ﬁnancial instruments with standard terms and conditions and traded in active, liquid and organised
ﬁnancial markets are determined with reference to the applicable quoted market prices.
The fair values of derivative instruments are determined using quoted prices or where such prices are not available, discounted cash ﬂow methods using the applicable yield curve for the duration of the instruments for non-optional derivatives and option pricing models for optional derivatives. These amounts reﬂect the approximate values of the net derivative position at the balance sheet date. The quoted market prices used for interest rate derivatives is at the effective yield basis, while the quoted market prices used for foreign exchange derivatives is at the mid or mid forward rate.
The fair value of other ﬁnancial instruments, excluding derivative instruments, not traded in active, liquid and organised
ﬁnancial markets is determined by using a variety of methods and assumptions that are based on market conditions and risks existing at balance sheet date, including independent appraisals and discounted cash ﬂow methods.
· Effective interest rate method
The effective interest rate method is a method of calculating the amortised cost of ﬁnancial assets and ﬁnancial liabilities and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts and future cash payments through the expected life of the ﬁnancial asset and ﬁnancial liability, or where appropriate a shorter period, to the net carrying amount of the ﬁnancial asset or
ﬁnancial liability.
· Amortised cost
Amortised cost is the amount at which the ﬁnancial asset and ﬁnancial liability is measured at initial recognition less principal repayments, cumulative amortisation and accumulated impairment losses. The cumulative amortisation of any difference between the initial amount and the maturity amount of the ﬁnancial asset and ﬁnancial liability is calculated by using the effective interest rate method and recognised in proﬁt or loss as interest income or interest expense over the period of the investment or debt.
K.1   Financial assets
Financial assets are classiﬁed into the following categories: ﬁnancial assets at fair value through proﬁt or loss, held-to-
maturity investments, available-for-sale ﬁnancial assets and loans and receivables. The classiﬁcation depends on the nature and purpose of the ﬁnancial assets and is determined at the time of initial recognition.

The Group’s principal ﬁnancial assets, other than derivatives which are dealt with below, are investments, loans and other receivables, ﬁnance lease assets, trade and other receivables (excluding Value Added Taxation, prepayments and operating lease receivables) and cash and cash equivalents.
Financial assets are recognised and derecognised on a trade date where the purchase or sale of the ﬁnancial asset is under a contract whose terms require delivery of the instrument within the timeframe established by the market concerned.
All ﬁnancial assets are initially measured at fair value, including transaction costs, except for those ﬁnancial assets classiﬁed as at fair value through proﬁt or loss which are initially measured at fair value, excluding transaction costs.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008
K. FINANCIAL INSTRUMENTS (CONTINUED)
K.1   Financial assets (continued)
The fair value of a ﬁnancial instrument on initial recognition is normally the transaction price unless the fair value is evident from observable market data.
Subsequent to initial measurement, these instruments are measured as set out below.
· Financial assets at fair value through proﬁt or loss
Financial assets are classiﬁed as at fair value through proﬁt or loss where the ﬁnancial asset is either held for trading or the ﬁnancial asset is designated at fair value through proﬁt or loss upon initial recognition.
A ﬁnancial asset is classiﬁed as held for trading if:
· it has been acquired principally for the purpose of selling it in the near term;
· it is part of a portfolio of identiﬁed ﬁnancial instruments that the Group manages together and for which there is evidence of a recent actual pattern of short-term proﬁt-taking; or
· it is a derivative that it is not designated as an effective hedging instrument or a derivative that is a ﬁnancial guarantee contract.
Financial assets are designated upon initial recognition at fair value through proﬁt or loss when:
· such designation eliminates or signiﬁcantly reduces a measurement or recognition inconsistency that would otherwise arise;
· the ﬁnancial asset forms part of a group of ﬁnancial assets or ﬁnancial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy and information about the grouping is provided internally on that basis; or
· it forms part of a contract containing one or more embedded derivatives which do not signiﬁcantly modify cash ﬂows and can be separated from the hybrid contract.
Financial assets at fair value through proﬁt or loss are subsequently measured at fair value, with any resultant remeasurement gains and losses recognised in gains or losses on remeasurement and disposal of ﬁnancial instruments in proﬁt or loss. The net gain or loss recognised in proﬁt or loss incorporates any gains or losses on remeasurement, dividends and interest income on the ﬁnancial asset.
These ﬁnancial assets are classiﬁed as current assets if they are either held for trading or expected to be realised within twelve months of the balance sheet date.
· Held-to-maturity investments
Held-to-maturity investments are non-derivative ﬁnancial assets with ﬁxed or determinable payments and ﬁxed maturities that the Group has the positive intent and ability to hold to maturity.
Held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method less any impairment loss. Interest income is recognised in proﬁt or loss by applying the effective interest rate.
· Available-for-sale ﬁnancial assets
Investments in equity instruments, excluding those in subsidiaries, joint ventures and those acquired principally for the purpose of generating a proﬁt from the short-term ﬂuctuations in price, are classiﬁed as available-for-sale investments and are subsequently measured at fair value. Gains and losses from changes in fair value of available-for-sale investments are recognised directly in equity until the ﬁnancial asset is disposed of or it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is recognised in gains or losses on remeasurement and disposal of ﬁnancial instruments in proﬁt or loss.
The net gain or loss recognised in proﬁt or loss incorporates any gains or losses on remeasurement transferred from equity to proﬁt or loss, dividends and interest income on the ﬁnancial asset.
These investments are classiﬁed as non-current assets unless management intends to dispose of the investments within twelve months of the balance sheet date.

K. FINANCIAL INSTRUMENTS (CONTINUED)
K.1   Financial assets (continued)
· Loans and receivables
        Trade and other receivables (excluding Value Added Taxation, prepayments and operating lease receivables), loans, finance lease assets and cash and cash equivalents that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.
        Loans and receivables are subsequently measured at amortised cost using the effective interest rate method less any impairment loss. Interest income is recognised in profit or loss by applying the effective interest rate, except for short-term trade receivables where the recognition of interest would be immaterial. Trade receivables are carried at original invoice amount less any impairment loss.
The terms of loans granted are renegotiated on a case by case basis if circumstances require renegotiation.
The accounting policy for bank and cash balances is dealt with under cash and cash equivalents set out below.
· Impairment of financial assets
Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired and impairment losses are incurred where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial asset has been impacted and the Group will not be able to collect all amounts due according to the original terms of the financial asset.
Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:
· significant financial difficulty of the issuer or obligor;
· a breach of contract, such as default or delinquency in interest or principal payments;
· it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
· the disappearance of an active market for the financial asset because of financial difficulties; or
· observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the Group.
· Financial assets carried at amortised cost
For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of financial assets carried at amortised cost is reduced directly by the impairment loss with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account.
The amount of the allowance account is the difference between the carrying amount and the recoverable amount.
When management deems a trade receivable to be uncollectible, it is written off against the allowance account.
Subsequent recoveries of amounts previously written off are credited to profit or loss. Changes in the carrying amount of the allowance account are recognised in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed, either directly or by adjusting the allowance account, through profit or loss. The carrying amount of the financial asset at the date the impairment is reversed will not exceed what the amortised cost would have been had the impairment not been recognised.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008
K. FINANCIAL INSTRUMENTS (CONTINUED)
K.1   Financial assets (continued)
· Available-for-sale ﬁnancial assets
When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss recognised directly in equity is removed from equity and recognised in profit or loss. The amount of the cumulative loss removed from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss previously recognised in profit or loss.
Reversal of impairment losses on available-for-sale equity investments is recognised directly in equity, while the reversal of impairment losses on available-for-sale debt instruments is recognised in profit or loss.
K.2   Financial liabilities and equity instruments
· Classification as equity, debt or compound instruments
Financial liabilities and equity instruments issued by the Group are classified on initial recognition as debt or equity or compound instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.
· Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.
The Group’s principal equity instrument is ordinary share capital, which is recorded at the proceeds received, net of any direct issue costs.
· Financial liabilities
Financial liabilities are classified into the following categories: financial liabilities at fair value through profit or loss, financial liabilities held at amortised cost and financial guarantee contract liabilities. The classification depends on the nature and purpose of the financial liabilities and is determined at the time of initial recognition.
The Group’s principal financial liabilities, other than derivatives which are dealt with below, are interest bearing debt, non-interest bearing debt, trade and other payables (Value Added Taxation, revenue charged in advance and reduced subscriptions excluded), dividends payable, bank borrowings and other short-term debt.
All financial liabilities are initially measured at fair value, including transaction costs, except for those financial liabilities classified as at fair value through profit or loss, which are initially measured at fair value, excluding transaction costs.
The fair value of a financial instrument on initial recognition is normally the transaction price unless the fair value is evident from observable market data.

K. FINANCIAL INSTRUMENTS (CONTINUED)
K.2   Financial liabilities and equity instruments (continued)
Subsequent to initial measurement, these instruments are measured as set out below.
· Financial liabilities at fair value through profit or loss
Financial liabilities are classified at fair value through profit or loss where the financial liability is either held for trading or the financial liability is designated at fair value through profit or loss upon initial recognition.
A financial liability is classified as held for trading if:
· it has been incurred principally for the purpose of repurchasing it in the near term;
· it is part of a portfolio of identified financial instruments that the Group manages together and for which there is evidence of a recent actual pattern of short-term profit-taking; or
· it is a derivative that is not designated as an effective hedging instrument or a derivative that is a financial guarantee contract.
Financial liabilities are designated upon initial recognition at fair value through profit or loss when:
· such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;
· the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the groupings is provided internally on that basis; or
· it forms part of any contract containing one or more embedded derivatives.
Financial liabilities at fair value through profit or loss are subsequently measured at fair value, with any resultant remeasurement gains and losses recognised in gains or losses on remeasurement and disposal of financial instruments in profit or loss. The net gain or loss recognised in profit or loss incorporates any gains or losses on remeasurement and interest paid on the financial liability.
These financial liabilities are classified as current liabilities if they are either held for trading or expected to be settled within twelve months of the balance sheet date.
· Financial liabilities held at amortised cost
Interest bearing debt, including finance lease obligations, non-interest bearing debt, bank borrowings and other short-term debt are subsequently measured at amortised cost using the effective interest rate method. Interest expense is recognised in profit or loss by applying the effective interest rate.
The terms of loans received are renegotiated on a case by case basis if circumstances require renegotiation.
Interest bearing debt and non-interest bearing debt are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.
Trade and other payables are carried at the original invoice amount.
Dividends payable are stated at amounts declared.
Preference shares, which are mandatory redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in profit or loss as interest expense.
A contract that contains an obligation for the Group to purchase its own equity instrument for cash or another financial asset gives rise to a financial liability and is accounted for at the present value of the redemption amount. On initial recognition its fair value is reclassified directly from equity. Subsequent changes in the liability are included in profit and loss. On expiry or exercise of the option the carrying value of the liability is reclassified directly to equity.
The accounting policy for bank borrowings and other short-term debt is dealt with under cash and cash equivalents set out below, while the accounting policy for finance lease obligations is dealt with under leases set out above.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008
K FINANCIAL INSTRUMENTS (CONTINUED)
K.2   Financial liabilities and equity instruments (continued)
· Financial guarantee contract liabilities
Financial guarantee contracts represent contracts that require the issuer to make specified payments to reimburse the holder of the instrument for a loss it incurs because a specified debtor fails to make payments when they are contractually due.
Financial guarantee contract liabilities are measured initially at fair value and subsequently at the higher of the amount determined in accordance with the Group’s policy on provisions as set out below, or the amount initially recognised less, when appropriate, cumulative amortisation.
K.3   Derivative financial instruments
The Group’s principal derivative financial instruments are option contracts, interest rate swaps and foreign exchange forward contracts.
The Group recognises all derivative instruments on the consolidated balance sheet at fair value, including certain derivative instruments embedded in other contracts. Derivatives are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. Changes in the fair value of derivative instruments are recorded in profit or loss as they arise.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives unless the risks and characteristics are closely related to those host contracts and the host contracts are carried at fair value.
The Group does not use derivatives for trading or speculative purposes. Derivatives are not designated into an effective hedge relationship and are classified as current assets or a current liability.
K.4   Derecognition
Financial assets, or a portion thereof, are derecognised when the Group’s rights to the cash flow expire or when the
Group transfers substantially all the risks and rewards related to the financial asset or when the entity loses control of the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in profit or loss.
Financial liabilities, or a portion thereof, are derecognised when the obligation specified in the contract is discharged, cancelled or expired. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and settlement amounts paid are included in profit or loss.
K.5  Offset
Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.
L. PROVISIONS
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
An impairment loss is recognised if the recoverable amount of an asset is less than its carrying amount. The impairment loss is recognised as an expense in profit or loss immediately. The recoverable amount of an asset is the higher of the asset’s fair value less cost of disposal and its value in use.
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

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008
N.     INSURANCE CONTRACTS
N.1   Premiums
Premiums written comprise the premiums on insurance contracts entered into during the year, irrespective of whether they relate in whole or in part to a later accounting period. Premiums are disclosed gross of commission to intermediaries and exclude Value Added Taxation. Premiums written include adjustments to premiums written in prior accounting periods.
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
N.2   Unearned premium income
Unearned premium income comprises the proportion of premiums written which is estimated to be earned in subsequent financial years, computed separately for each insurance contract using a time proportionate basis or another suitable basis for uneven risk contracts.
N.3   Claims incurred
Claims incurred consist of claims and claims handling expenses paid during the financial year together with the movement in the provision for outstanding claims. Claims outstanding comprise provisions for the Group’s estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date whether reported or not, and an appropriate risk margin.
N.4   Contingency reserve
A reserve in equity is made for the full amount of the contingency reserve as required by the regulatory authorities in South
Africa. Transfers to and from this reserve are treated as appropriations of retained earnings.
O.    CASH AND CASH EQUIVALENTS
For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, net of bank borrowings, all of which are available for use by the Group unless otherwise stated.
Cash on hand is initially recognised at fair value and subsequently measured at its face value.
Deposits held on call are classified as loans and receivables by the Group and carried at amortised cost. Due to the short-term nature of these, the amortised cost normally approximates its fair value.
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
Q.    EXPENSES
Marketing and advertising costs are expensed as they are incurred. Prepaid costs related to annual events sponsorships are expensed over the duration of the event. Restraint of trade payments are made to limit an executive’s post employment activities and are expensed as incurred.

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
Non-current assets and disposal groups classified as held for sale are measured at the lower of the assets’ previous carrying amount and fair value less cost to sell.
T. USE OF ESTIMATES
The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in the relevant sections of the financial statements. Although these estimates are based on management’s best knowledge of current events and actions they may undertake in the future, actual results ultimately may differ from those estimates.
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
Segment profit or loss from operations represents segment revenue less segment operating expenses. Segment expenses include direct and operating expenses. Impairments, depreciation and amortisation have been allocated to the segments to which they relate.
The segment assets and liabilities comprise all assets and liabilities of the different segments that are employed by the segment and that either are directly attributable to the segment, or can be allocated to the segment on a reasonable basis.
Capital expenditure in property, plant and equipment and intangible assets has been allocated to the segments to which it relates.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
1.    REVENUE
Airtime and access
20,085.8
23,707.5
27,095.2
Data revenue
2,037.6
3,341.7
5,002.2
Interconnect revenue
6,696.8
7,835.6
8,887.1
Equipment sales
3,985.6
4,699.1
5,051.4
International airtime
971.2
1,305.8
1,835.9
Other
265.5
256.7
306.0
34,042.5
41,146.4
48,177.8
2.    DIRECT NETWORK OPERATING COST
Airtime and access
(5,596.0)
(6,929.0)
(7,838.6)
Data expenditure
(320.0)
(531.3)
(757.0)
Interconnect cost
(4,312.2)
(5,179.9)
(6,039.2)
Equipment cost
(4,173.9)
(5,022.8)
(5,519.1)
International airtime cost
(322.1)
(456.2)
(518.1)
Regulatory fees
(812.1)
(979.7)
(1,054.9)
Network operational expenses *
(1,781.0)
(2,248.1)
(2,778.7)
Other
(979.9)
(1,092.8)
(1,793.9)
(18,297.2)
(22,439.8)
(26,299.5)
* Network operational expenses include transmission
  rental, site costs and site maintenance.
3.    IMPAIRMENT OF ASSETS
Intangible asset
(0.1)
(0.3)
-
Goodwill
-
(0.2)
-
Computer software
(0.1)
(0.1)
-
Property, plant and equipment
52.9
(22.6)
(29.9)
Infrastructure
59.9
(17.9)
(23.9)
Information services
(5.6)
(3.7)
(3.2)
Motor vehicles
(0.3)
(0.3)
(0.8)
Furniture and ofﬁce equipment
(0.5)
(0.3)
(0.6)
Leasehold improvements
(0.3)
(0.1)
(0.7)
Other assets
(0.3)
(0.3)
(0.7)
(Impairment recognised)/impairment reversed
52.8
(22.9)
(29.9)
Due to the competitive and economic environment in which VM, S.A.R.L. operates in Mozambique, the Group assessed the assets for impairment in accordance with the requirements of IAS 36: Impairment of Assets (“IAS 36”). The recoverable amount of these assets was based on the fair value less cost of disposal at March 31, 2008, 2007 and 2006. The amount with which the carrying amount exceeded the recoverable amount is recognised as an impairment loss. The reversal of the impairment loss in the 2006 ﬁnancial year related to an increase in the fair value of infrastructure assets due to exchange rate ﬂuctuations.

2006
2007
2008
Rm
Rm
Rm
4.    PROFIT FROM OPERATIONS
The proﬁt from operations is arrived at after taking the following income/(expenditure) into account:
Net (loss)/proﬁt on disposal of property, plant and equipment and intangible assets
(26.8)
26.9
(39.3)
Loss on disposal of property, plant and equipment
and intangible assets
(27.5)
(30.3)
(42.2)
Proﬁt on disposal of property, plant and equipment
and intangible assets
0.7
57.2
2.9
Proﬁt on disposal of shares in subsidiary
-
17.4
8.0
Auditor's remuneration - audit fees
(14.9)
(16.6)
(23.3)
Current year audit fees
(14.0)
(16.2)
(21.1)
Prior year under-provision of audit fees
(0.8)
(0.2)
(1.4)
Telkom costs
(4.8)
(6.1)
(5.1)
Telkom recovery
4.8
6.1
5.1
Expenses
(0.1)
(0.2)
(0.8)
Auditor’s remuneration - other services
(2.1)
(0.6)
(3.0)
Professional fees for consultancy services
(112.2)
(147.1)
(203.7)

Operating lease rentals
(870.7)
(1,259.1)
(1,550.3)
GSM transmission and data lines
(787.9)
(965.8)
(1,224.7)
Ofﬁce
accommodation
(47.6)
(65.1)
(94.0)
Other
accommodation
(33.0)
(223.4)
(225.6)
Ofﬁce
equipment
(1.1)
(0.2)
(0.2)
Motor
vehicles
(1.1)
(4.6)
(5.8)

Staff expenses - pension and provident fund contributions
(89.3)
(97.4)
(126.9)
Pension fund contributions
(76.4)
(84.7)
(113.4)
Provident fund contributions
(12.9)
(12.7)
(13.5)

Increase in provision for obsolete inventory (Note 14)
(15.9)
(18.3)
(0.2)

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
4.    PROFIT FROM OPERATIONS (CONTINUED)
The proﬁt from operations is arrived at after taking the
following income/(expenditure) into account:
(Increase)/Decrease in provision for doubtful
receivables (Note 15)
8.9
9.7
(5.8)
Decrease/(Increase) in provision for doubtful receivables -
South Africa (Note 15)
1.0
(6.8)
12.6
(Increase)/Decrease in provision for doubtful receivables -
non-South African (Note 15)
7.9
16.5
(18.4)
Marketing and advertising expenses include broadcasting, branding, publications and sponsorship expenditure.
Other operating expenses include accommodation costs, auditor’s remuneration, consultancy fees, information technology costs, insurance, ofﬁce administration costs, sales and distribution costs, social economic investment costs, subsistence and travel costs and transport costs.
Insurance activities
The Group offers a range of insurance contracts to its customers providing protection against speciﬁed risks associated with the ownership of a cell phone. These products are offered through a cell captive facility maintained with Centriq
Insurance Company Limited, a South African registered short-term insurance company. The cell captive facility is further used to issue insurance contracts to Group companies to provide cover against a variety of insurable risks including assets own risk. The extended warranty provided to customers is no longer provided by the Group as the suppliers assumed responsibility for the second year warranty. Inter-company transactions are eliminated on consolidation of the cell captive.
In terms of the shareholders' agreement, the Group carries all the risks and rewards related to the business underwritten in the cell captive facility. The risks are closely monitored by the Group through the ongoing review of the performance of the underlying insurance products. Premium rate adjustments are used to mitigate the associated insurance risks.
Provided below is a summarised underwriting account giving details of the R38.7 million (2007: R28.8 million;
2006: R52.5 million) underwriting proﬁt included in proﬁt from operations:
2006
2007
2008
Rm
Rm
Rm
Net earned premiums
112.7
131.6
146.6
Gross claims incurred
(51.7)
(67.4)
(76.1)
Net reinsurance (expense)/income
10.7
(11.6)
(4.9)
Net operating expenses
(19.2)
(23.8)
(26.9)
Underwriting proﬁt
52.5
28.8
38.7

2006
2007
2008
Rm
Rm
Rm
5.    FINANCE INCOME
Interest on ﬁnancial instruments not at fair value
through proﬁt or loss
93.7
52.8
54.6
Banks
89.4
30.6
33.0
Loans
-
20.7
17.7
Other interest income
4.3
1.5
3.9
Interest on ﬁnancial assets at fair value through proﬁt or loss
20.8
20.6
17.7
Interest rate swap interest
13.0
10.2
5.1
Interest on money market investments
7.8
10.4
12.6
Interest on non-ﬁnancial instruments
15.4
1.1
-
Interest received from taxation authorities
15.4
1.1
-
129.9
74.5
72.3
During the year the Group reclassiﬁed gains on
remeasurement and disposal of ﬁnancial instruments from
ﬁnance income to gains or losses on remeasurement and
disposal of ﬁnancial instruments.
6.    FINANCE COSTS
Finance costs on ﬁnancial liabilities not at fair value
through proﬁt or loss
(237.8)
(358.9)
(666.5)
Bank overdraft
(12.4)
(131.4)
(399.1)
Debt *
(92.0)
(113.9)
(168.8)
Finance leases
(121.6)
(112.3)
(98.2)
Other ﬁnance costs
(11.8)
(1.3)
(0.4)
Finance costs on non-ﬁnancial instruments
(8.2)
(10.4)
(14.8)
Long-term incentive interest
(6.5)
(9.6)
(14.4)
Interest paid to taxation authorities
(1.7)
(0.8)
(0.4)
(246.0)
(369.3)
(681.3)
*  Included in debt is an amount of R11.0 million (2007: R10.0 million; 2006: R8.1 million) which relates to notional interest on the loans from Caspian Limited, Planetel Communications Limited and Mirambo Limited that was remeasured at amortised cost, at an effective interest rate of LIBOR plus 5% and the loan from Sekha-Metsi Investment Consortium
Limited that was remeasured at amortised cost, at an effective interest rate of 13.7%, for which no consideration has been recorded.
During the year the Group reclassiﬁed losses on remeasurement and disposal of ﬁnancial instruments from ﬁnance costs to gains or losses on remeasurement and disposal of ﬁnancial instruments.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
7.    GAINS/(LOSSES) ON REMEASUREMENT AND DISPOSAL
OF FINANCIAL INSTRUMENTS
Gain/(Loss) on foreign exchange forward
contract revaluation
(260.6)
467.7
345.8
Loss on interest rate swap revaluation
(6.6)
(9.9)
(10.3)
Gain on revaluation of foreign denominated
cash and cash equivalents
-
6.2
24.3
(Loss)/Gain on revaluation of foreign denominated assets
(27.4)
9.7
(15.2)
Gain/(Loss) on sale of investments
(3.3)
(0.7)
2.2
Loss on revaluation of foreign denominated liabilities
(225.2)
(642.0)
(161.7)
(523.1)
(169.0)
185.1
8.    NET GAINS/(LOSSES)
Net gains/(losses) on ﬁnancial instruments analysed
by category, are as follows:
Financial assets and ﬁnancial liabilities at fair value
through proﬁt or loss, classiﬁed as held for trading
(246.4)
478.4
353.2
Available-for-sale investments
(3.3)
(0.7)
2.2
Loans and receivables (including cash and bank deposits)
66.3
62.5
63.7
Financial liabilities held at amortised cost
(341.4)
(882.4)
(730.0)
Finance leases
(121.6)
(112.3)
(98.2)
Net losses attributable to ﬁnancial instruments
(646.4)
(454.5)
(409.1)
Net (losses)/gains attributable to non-ﬁnancial instruments
7.2
(9.3)
(14.8)
(639.2)
(463.8)
(423.9)

2006
2007
2008
Rm
Rm
Rm
9. TAXATION
South African normal taxation
(2,375.6)
(3,058.7)
(3,472.8)
Current year
(2,337.9)
(3,063.7)
(3,487.2)
Prior year over/(under) provision
(37.7)
5.0
14.4
Deferred taxation
(136.2)
44.0
99.5
Current year
(177.0)
45.3
94.4
Prior year (under)/over provision
40.8
(1.3)
(4.6)
Taxation rate change*
-
-
9.7
Secondary taxation on companies - current year
(562.5)
(692.7)
(594.0)
Foreign taxation
(29.8)
(34.3)
(114.3)
Current year
(29.4)
(34.0)
(113.0)
Prior year under provision
(0.4)
(0.3)
(1.3)
Foreign deferred taxation
20.4
(94.3)
(27.6)
Current year
43.5
(135.4)
(134.0)
Prior year over/(under) over provision
(22.0)
41.1
106.4
Taxation rate change #
(1.1)
-
-
(3,083.7)
(3,836.0)
(4,109.2)
*  Deferred taxation was calculated at 28% for all South African entities at March 31, 2008 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the 2009 ﬁnancial year.
#  Deferred taxation was calculated at 25% for Vodacom Lesotho (Proprietary) Limited at March 31, 2006 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the
2007 ﬁnancial year.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2006
2007
2007
2008
2008
Rm
%
Rm
%
Rm
%
9.
TAXATION (CONTINUED)
Reconciliation of rate of taxation
Normal taxation on proﬁt before taxation      (2,385.7)
(29.0)
(3,014.9)
(29.0)
(3,499.4)
(29.0)
Adjusted for:
Disallowed expenditure
(135.6)
(1.7)
(205.8)
(2.0)
(125.8)
(1.0)
Unrecognised taxation asset
(149.9)
(1.8)
(86.5)
(0.9)
(31.9)
(0.3)
Functional vs local reporting currency
(45.3)
(0.6)
226.8
2.2
23.8
0.2
Revaluation of tax base of qualifying assets     181.6
2.2
(98.6)
(0.9)
(26.6)
(0.2)
Translation of deferred taxation to US$
16.8
0.2
(95.7)
(0.9)
(6.0)
(0.1)
Secondary taxation on companies
(562.5)
(6.9)
(692.7)
(6.7)
(594.0)
(5.0)
Secondary taxation on companies credits
-
-
(3.8)
-
-
-
Prior year over/(under) provision
(19.3)
(0.2)
44.5
0.4
114.8
1.0
Foreign taxation rate differences
15.6
0.2
48.6
0.5
(7.6)
(0.1)
Taxation rate change * #
(1.1)
-
-
-
9.7
0.1
Foreign
taxation
(8.7)
(0.1)
(10.4)
(0.1)
(20.6)
(0.2)
Taxation not payable due to tax
concession
-
-
81.2
0.8
67.7
0.6
Foreign controlled entity passive
income imputed
(17.8)
(0.2)
(27.9)
(0.3)
(21.9)
(0.2)
Exempt income
1.1
-
(0.2)
-
-
-
Other adjustments
(0.4)
-
(0.6)
-
8.0
0.1
Business combination contingent
purchase consideration
20.6
0.3
-
-
-
-
Utilisation of taxation losses
6.9
0.1
-
-
0.6
-
(3,083.7)
(37.5)
(3,836.0)
(36.9)
(4,109.2)
(34.1)
*  Deferred taxation was calculated at 28% for all South African entities at March 31, 2008 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the 2009 ﬁnancial year.
#  Deferred taxation was calculated at 25% for Vodacom Lesotho (Proprietary) Limited at March 31, 2006 following a change in the corporate taxation rate. The revised taxation rate is applicable to normal taxation with effect from the
2007 ﬁnancial year.

Cost
Accumulated
Net book value
depreciation and
impairment
Rm
Rm
Rm
10.   PROPERTY, PLANT AND EQUIPMENT
2006
Land and buildings
1,033.9
(105.0)
928.9
Infrastructure
22,556.3
(10,925.7)
11,630.6
Information services
1,623.9
(1,100.4)
523.5
Community services
107.8
(65.9)
41.9
Motor vehicles
154.4
(90.8)
63.6
Furniture and ofﬁce equipment
251.3
(203.0)
48.3
Leasehold improvements
361.4
(214.9)
146.5
Other assets
33.2
(29.9)
3.3
26,122.2
(12,735.6)
13,386.6
2007
Land and buildings
1,277.9
(135.4)
1,142.5
Infrastructure
26,788.9
(12,084.6)
14,704.3
Information services
1,924.0
(1,248.5)
675.5
Community services
127.2
(72.3)
54.9
Motor vehicles
192.7
(103.6)
89.1
Furniture and ofﬁce equipment
335.9
(233.0)
102.9
Leasehold improvements
538.2
(276.5)
261.7
Other assets
74.3
(32.0)
42.3
31,259.1
(14,185.9)
17,073.2
2008
Land and buildings
1,470.2
(163.5)
1,306.7
Infrastructure
31,398.2
(15,131.2)
16,267.0
Information services
2,165.0
(1,426.8)
738.2
Community services
131.6
(76.9)
54.7
Motor vehicles
252.0
(121.2)
130.8
Furniture and ofﬁce equipment
327.3
(183.4)
143.9
Leasehold improvements
763.4
(320.4)
443.0
Other assets
83.3
(48.0)
35.3
36,591.0
(17,471.4)
19,119.6

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
Land and
Infra- Information   Community
Motor   Furniture &
Leasehold
Other
Total
buildings
structure
services
services
vehicles
ofﬁce improvements
assets
equipment
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
10.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Reconciliation 2006
Opening balance
848.8       9,889.7
572.0
18.9
64.4
54.2
102.0
26.9     11,576.9
Reclassiﬁed to ﬁnance
lease receivables
-
-
-
-
(12.0)
-
-
-
(12.0)
Additions
98.2      4,237.9
237.2
16.1
27.1
23.0
55.3
4.6       4,699.4
Disposals
-
(51.0)
(1.7)
-
(0.2)
(0.4)
(0.1)
(3.0)
(56.4)
Foreign currency translation    (0.5)
(246.0)
(3.8)
-
(1.8)
(0.9)
(0.9)
-
(253.9)
Depreciation
(17.6)    (2,530.0)
(41.9)
6.9
(13.6)
(24.9)
(22.0)
(8.5)      (2,651.6)
Business combinations
(Note 32)
-
-
1.7
-
-
-
-
-
1.7
Impairments (Note 3)
-
59.9
(5.6)
-
(0.3)
(0.5)
(0.3)
(0.3)
52.9
Transfer from intangible
assets/Asset category
transfer (Note 11)
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
(Note 32)
-
2.4
-
-
0.2
3.0
-
-
5.6
Impairments (Note 3)
-
(17.9)
(3.7)
-
(0.3)
(0.3)
(0.1)
(0.3)
(22.6)
Transfer from intangible
assets/Asset category
transfer (Note 11)
18.1
10.6
25.8
-
(0.2)
8.0
(29.4)
0.1
33.0
Closing balance
1,142.5   14,704.3
675.5
54.9
89.1
102.9
261.7
42.3      17,073.2
Reconciliation 2008
Opening balance
1,142.5     14,704.3
675.5
54.9
89.1
102.9
261.7
42.3       17,073.2
Additions
184.2      4,047.6
309.9
7.9
62.6
83.0
252.5
4.5        4,952.2
Disposals
(1.1)
(37.4)
(4.7)
(0.1)
(3.6)
(2.0)
(0.6)
0.9
(48.6)
Foreign currency translation
5.8
563.7
13.2
-
5.0
2.4
8.0
1.9
600.0
Depreciation
(29.3)    (2,953.0)
(220.3)
(8.0)
(21.2)
(42.0)
(79.1)
(13.1)      (3,366.0)
Disposal of subsidiaries
(Note 33)
(13.8)
-
-
-
-
-
-
-
(13.8)
Impairments (Note 3)
-
(23.9)
(3.2)
-
(0.8)
(0.6)
(0.7)
(0.7)
(29.9)
Transfer between property,
plant and equipment and
ﬁnance lease receivables
(Note 16)
-
-
-
-
2.0
-
-
-
2.0
Transfer to intangible
assets/Asset category
transfer (Note 11)
18.4
(34.3)
(32.2)
-
(2.3)
0.2
1.2
(0.5)
(49.5)
Closing balance
1,306.7    16,267.0
738.2
54.7
130.8
143.9
443.0
35.3     19,119.6

10.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
Debt is collateralised over leasehold land and buildings and the fair value of the lease liability is R629.0 million
(2007: R786.3 million; 2006: R911.5 million) (Note 21). A register with details of the cost price, cost of improvements and date of acquisition of all land and buildings is available for inspection at the registered ofﬁce.
Land and buildings in which the Group occupies more than 25% of the ﬂoor space or when the primary purpose is the service and connection of Vodacom customers are classiﬁed as property, plant and equipment.
The estimated useful lives of depreciable property, plant and equipment are as follows:
2006
2007
2008
years
years
years
General purpose buildings
50
50
50
Special purpose buildings
15
15
15 - 17
Infrastructure
- Radio
1 - 10
1 - 10
1 - 10
- Intelligent Networks
5 - 8
5 - 8
4 - 8
- Switching
5 - 10
5 - 10
2 - 15
- Transmission
8
8
8 - 12
- Billing
5 - 6
5 - 6
3 - 8
- Value added services equipment
3 - 8
3 - 8
3 - 8
Community services
2 - 10
2 - 10
2 - 15
Information services
3 - 5
3 - 5
3 - 6
SIM centre
3 - 8
3 - 8
6 - 8
Ofﬁce automation
3 - 5
3 - 5
3 - 5
Other assets
- Motor vehicles
4
4
3 - 5
- Furniture and ﬁttings
5
4 - 5
4 - 5
- Ofﬁce equipment
4
4
2 - 6
The Group is required to measure the residual value of every item of property, plant and equipment. Management has determined that radio, transmission, switching, sim centres and community services categories of property, plant and equipment have no active market and the value of the asset at the end of its life would therefore be nil or insigniﬁcant.
The above categories are not exhaustive and will depend on the existence of an active market for the asset. The Group ensures that proper documentation exists to support the non-existence of an active market. For assets with an active market, conﬁrmation of the residual values is received from third parties where the residuals are more than 10%. For residuals less than 10% the Group uses historical sales and management’s best estimate.
During the current ﬁnancial year the Group reviewed the estimated useful lives and residual values of property, plant and equipment. The review resulted in a increase of R6.7 million (2007: R14.7 million decrease) in the current year's depreciation charge.
The Group uses the following indicators to determine useful lives:
- Expected usage of the asset
- Expected physical wear and tear
- Technical or commercial obsolescence

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
Cost
Accumulated
Net book
amortisation and
value
impairment
Rm
Rm
Rm
11.   INTANGIBLE ASSETS
2006
Goodwill
1,002.0
(518.1)
483.9
Licences
306.3
(186.6)
119.7
Trademark and patents
390.4
(132.5)
257.9
Customer bases
863.2
(700.3)
162.9
Computer software
2,375.6
(1,445.1)
930.5
4,937.5
(2,982.6)
1,954.9
2007
Goodwill
1,455.8
(524.6)
931.2
Licences
439.0
(229.2)
209.8
Trademark and patents
390.4
(169.8)
220.6
Customer bases
919.3
(760.3)
159.0
Computer software
2,827.5
(1,647.8)
1,179.7
6,032.0
(3,331.7)
2,700.3
2008
Goodwill
2,426.0
(529.4)
1,896.6
Licences
478.9
(269.3)
209.6
Trademark, patents and other*
445.3
(195.7)
249.6
Customer bases
920.4
(816.0)
104.4
Computer software
3,734.6
(1,970.7)
1,763.9
8,005.2
(3,781.1)
4,224.1
* Other includes future beneﬁts from provisioning of infrastructure and supply of non-mobile services.

Goodwill
Licences Trademark,
Customer
Computer
Total
patents
and
bases
software
other*
Rm
Rm
Rm
Rm
Rm
Rm
11.  INTANGIBLE ASSETS (CONTINUED)
Reconciliation 2006
Opening balance
413.5
126.6
130.9
269.8
   703.5        1,644.3
Contingent purchase consideration
36.2
-
-
-
-
36.2
Additions
-
3.3
-
-
438.8
442.1
Disposals
-
-
-
-
(1.6)
(1.6)
Foreign currency translation
(1.4)
(1.7)
-
-
(4.0)
(7.1)
Amortisation
-
(8.5)
(52.3)
(106.9)
(176.5)
(344.2)
Business combinations
35.6
-
179.3
-
-
214.9
Impairment of assets (Note 3)
-
-
-
-
(0.1)
(0.1)
Transfer to property, plant and
equipment (Note 10)
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
Transfer to property, plant and
equipment (Note 10)
-
-
-
-
(33.0)
(33.0)
Closing balance
931.2
209.8
220.6
159.0        1,179.7          2,700.3
Reconciliation 2008
Opening balance
931.2
209.8
220.6
159.0       1,179.7           2,700.3
Additions
949.2
3.0
54.9
-
963.9           1,971.0
Disposals
-
-
-
-
(0.9)
(0.9)
Foreign currency translation
16.2
11.1
-
1.0
21.1
49.4
Amortisation
-
(14.3)
(25.9)
(55.6)
(449.4)
(545.2)
Transfer from property, plant and
equipment (Note 10)
-
-
-
-
49.5
49.5
Closing balance
1,896.6
209.6
249.6
104.4       1,763.9          4,224.1
* Other includes future beneﬁts from provisioning of infrastructure and supply of non-mobile services.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
years
years
years
11.  INTANGIBLE ASSETS (CONTINUED)
The estimated useful lives of intangible assets are currently as follows:
- Mobile licences
5 - 30
5 - 30
8 - 30
- Trademarks, patents and other
5 - 15
10 - 15
10 - 14
- Computer software
2 - 8
2 - 8
2 - 8
- Internet service provider customers
-
3
8
2006
2007
2008
months
months
months
- Contract and prepaid mobile customers
36 - 60
36 - 96
53 - 119
The company uses the following indicators to determine useful lives:
- Expected usage of the asset
- Expected physical wear and tear
- Technical or commercial obsolescence
The largest components of individual material intangibles relates to licences and trademarks and patents of the Group that have estimated remaining useful lives of between 11 to 16 (2007: 12 to 17) years and 8 to 10 (2007: 9 to 11) years respectively as at March 31, 2008. The licence and other intangible assets of Vodacom Tanzania Limited were pledged as security for the project ﬁnance funding obtained which expired at the end of the ﬁnancial year (Note 21).
During the current ﬁnancial year the Group reviewed the estimated useful lives of intangible assets. The review resulted in a decrease of R10.6 million (2007: R66.5 million decrease) in the current year's amortisation charge.
2006
2006
2006
2007
2007
2007
Short-term
Long-term
Total
Short-term
Long-Term
Total
portion
portion
portion
portion
Rm
Rm
Rm
Rm
Rm
Rm
12.   FINANCIAL ASSETS
Loans and receivables (Note 12.1)
-
92.1
92.1
16.2
114.4
130.6
Financial assets at fair value through
proﬁt or loss (Note 12.2)
149.3
-
149.3
191.3
-
191.3
Available-for-sale investments (Note 12.3)
-
-
-
-
95.1
95.1
149.3
92.1
241.4
207.5
209.5
417.0
2008
2008
2008
Short-term
Long-term
Total
portion
portion
Rm
Rm
Rm
Loans and receivables (Note 12.1)
29.7
134.2
163.9
Financial assets at fair value through proﬁt or loss (Note 12.2)
415.2
-
415.2
Available-for-sale investments (Note 12.3)
-
110.0
110.0
444.9
244.2
689.1

2006
2007
2008
Rm
Rm
Rm
12. FINANCIAL ASSETS (CONTINUED)
12.1 Loans and receivables
Planetel Communications Limited
42.1
49.6
-
The loan with a nominal value of US$6.8 million issued
during the 2003 year bore interest at LIBOR plus 5%.
Planetel Communications Limited utilised this loan to ensure sufﬁcient shareholder loan funding by itself as a shareholder of Vodacom Tanzania Limited. The loans and capitalised
interest were collateralised by cession over all shareholder distributions and a pledge over their shares of Vodacom
Tanzania Limited. All the shareholders subordinated their
loans to Vodacom Tanzania Limited for the duration of the
project ﬁnance funding, which expired at the end of the
current ﬁnancial year (Note 21). On November 30, 2007
Planetel Communications Limited sold its 16% shareholding
in Vodacom Tanzania Limited to Mirambo Limited.
Caspian Limited
50.0
58.8
-
The loan with a nominal value of US$8.1 million issued
during the 2003 year bore interest at LIBOR plus 5%. Caspian
Limited utilised this loan to ensure sufﬁcient shareholder loan funding by itself as a shareholder of Vodacom Tanzania
Limited. The loans and capitalised interest were collateralised by cession over all shareholder distributions and a pledge
over their shares of Vodacom Tanzania Limited. All the
shareholders subordinated their loans to Vodacom Tanzania
Limited for the duration of the project ﬁnance funding, which expired at the end of the current ﬁnancial year (Note 21).
On November 30, 2007 Caspian Limited sold its 19%
shareholding in Vodacom Tanzania Limited to Mirambo
Limited.
Sekha-Metsi Investment Consortium Limited
-
16.2
-
The loan was advanced to Sekha-Metsi Investment Consortium
Limited and bore interest at South African overdraft interest rates plus a margin of 2%. Interest was payable monthly
in arrears. The loan was repayable on demand, should
Sekha-Metsi Investment Consortium be able to obtain a
loan externally. Sekha-Metsi Investment Consortium Limited
pledged their shares in Sekha-Metsi Enterprises (Proprietary)
Limited as security for the loan. During the current ﬁnancial year the loan was repaid.
Other
-
-
3.9
Balance carried forward
92.1
124.6
3.9

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
12.
FINANCIAL ASSETS (CONTINUED)
12.1
Loans and receivables (continued)
Balance brought forward
92.1
124.6
3.9
Number Portability Company (Proprietary) Limited
-
6.0
6.0
The shareholders loan made to Number Portability Company
(Proprietary) Limited (“NPC”), during the 2007 year, for an
amount of R6.0 million, is subordinated and ranks behind all the claims of all creditors of NPC for repayment until such
time as the assets of NPC fairly valued exceed its liabilities.
In such case, the loan shall cease to be subordinated to the extent that the assets of NPC exceed its liabilities from time to time. The shareholder loan bears no interest and has no
ﬁxed repayment terms.
Mirambo Limited
-
-
120.9
Mirambo Limited bought the 16% and 19% equity
stake of Planetel Communications Limited and Caspian
Limited respectively in Vodacom Tanzania Limited on
November 30, 2007. The shareholder loans with a combined
nominal value of US$14.9 million, were transferred to
Mirambo Limited in order to meet its obligations to Vodacom
Tanzania Limited in respect of shareholder contributions. The loan bears interest at LIBOR plus 5% and shall be repaid
from any cash distributions by Vodacom Tanzania Limited
to Mirambo Limited. The loan and capitalised interest are
collateralised by cession over all shareholder distributions and a pledge over the shares of Vodacom Tanzania Limited.
WBS Holdings (Proprietary) Limited
-
-
25.8
The loan with a nominal value of R25.5 million issued during the 2008 ﬁnancial year bears interest at RSA prime minus
0.5%. The loan with capitalised interest is repayable from
pre-determined cash ﬂows of WBS Holdings (Proprietary)
Limited pro rata to the shareholder’s respective claims on loan account at the relevant time. WBS Holdings (Proprietary)
Limited may not declare and/or pay any dividend or make
any capital distribution to shareholders without the prior
written consent of the existing shareholders.
Balance carried forward
92.1
130.6
156.6

2006
2007
2008
Rm
Rm
Rm
12. FINANCIAL ASSETS (CONTINUED)
12.1 Loans and receivables (continued)
Balance brought forward
92.1
130.6
156.6
Empresa Moçambicana de Telecommuniçãcoes S.A.R.L.
(“Emotel”)
-
-
7.3
The loan with a nominal value of US$0.9 million issued
during the 2008 ﬁnancial year bears interest at LIBOR plus
2%. Interest is capitalised on a monthly basis. The loan and capitalised interest are repayable upon the expiry of 5 years following the advance date, being March 31, 2012. Emotel
utilised this loan to meet its obligations to V.M, S.A.R.L. in respect of its 2% shareholding in VM, S.A.R.L. The loan and
capitalised interest are collateralised by cession over all cash distributions and a pledge over their shares in V.M, S.A.R.L.
92.1
130.6
163.9
Less: Short-term portion of loans and receivables
Sekha-Metsi Investment Consortium Limited
-
(16.2)
-
WBS Holdings (Proprietary) Limited
-
-
(25.8)
Other
-
-
(3.9)
Short-term portion of loans and receivables
-
(16.2)
(29.7)
Long-term portion of loans and receivables
92.1
114.4
134.2
The fair value of the short-term portion of loans and receivables are R29.7 million (2007: R16.2 million;
2006: Rnil million). The fair value of the long-term portion of loans and receivables are not determinable due to the lack of repayment dates and/or market prices.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
12. FINANCIAL ASSETS (CONTINUED)
12.2 Financial assets at fair value through proﬁt or loss
12.2.1    Financial assets held for trading
12.2.1.1 Money market investments
111.7
135.7
107.9
The fair value of money market investments are derived from
quoted market prices of identical assets.
12.2.1.2 Derivative ﬁnancial assets
37.6
55.6
307.3
Interest rate swap asset (Note 42)
37.6
27.7
17.4
Foreign exchange forward contracts assets
-
27.9
289.9
The fair value is determined using quoted market prices. The quoted market prices used to fair value foreign exchange
forward contracts are the mid or mid forward rates at year end based on quoted market prices applicable to similar assets.
Interest rate swaps are fair valued according to forward rates and discount rates determined from a yield curve derived from similar market traded instruments.
Total ﬁnancial assets held for trading
149.3
191.3
415.2
12.3 Available-for-sale investments
12.3.1    Unlisted investments carried at fair value
WBS Holdings (Proprietary) Limited
-
80.8
45.4
2,500 ordinary shares of R0.01 each
The fair value was determined by applying the discounted
cash ﬂow method. The discount rates and terminal
growth rates used ranged between 16.0% and 18.0%
(2007: 15.0% and 17.0%) and 3.0% and 5.0%
(2007: nil% and 3.0%), respectively.
During the current ﬁnancial year, R54.9 million was
reclassiﬁed to intangible assets (Note 11).
12.3.2    Unlisted investments carried at cost
-
14.3
64.6
During 2007 the Group purchased a 10% equity stake in
G-Mobile Holdings Limited and a 25.93% equity stake in
Gogga Tracking Solutions (Proprietary) Limited. The investee companies also granted the Group an option to increase these investments (Note 42). During 2008 the Group purchased a
50% equity stake in Waterberg Lodge (Proprietary) Limited, a
35% equity stake in XLink Communications (Proprietary) Limited and increased its interest in G-Mobile Holdings Limited from
10% to 26% by exercising the call option granted in 2007
(Note 42).
Total available-for-sale investments
-
95.1
110.0
The carrying value of unlisted investments carried at cost approximate their fair value.

2006
2007
2008
Rm
Rm
Rm
13.         DEFERRED TAXATION
Deferred taxation assets
297.6
386.1
455.1
Deferred taxation liabilities
(602.3)
(757.3)
(776.5)
(304.7)
(371.2)
(321.4)
13.1 Components
Capital allowances
(1,243.6)
(1,418.8)
(1,809.0)
Fair value adjustment of available-for-sale investments
-
-
(2.7)
Fair value adjustment of customer bases
(46.7)
(53.4)
(30.2)
Fair value adjustment of trademarks and patents
(56.4)
(47.9)
(41.8)
Fair value adjustment of properties
(2.0)
(2.0)
-
Foreign
exchange
(22.9)
180.9
296.8
Foreign equity revaluation reserve
12.6
4.5
(12.3)
Prepayments and other allowances
10.8
(84.9)
(137.4)
Provisions and deferred income
797.2
1,006.0
1,194.4
Remeasurement of shareholders loans assets
32.5
29.5
3.4
Remeasurement of shareholders loans liabilities
(19.5)
(16.8)
(6.1)
Secondary taxation on companies credits
3.8
-
-
Taxation losses
223.1
25.1
223.5
Other
6.4
6.6
-
(304.7)
(371.2)
(321.4)
13.2 Reconciliation
Balance at the beginning of the year
(164.0)
(304.7)
(371.2)
Deferred taxation - income statement expense (Note 9)
(115.8)
(50.3)
71.9
Foreign equity revaluation reserve
0.7
(8.1)
(12.7)
Business combinations
Acquisition of customer base
-
(17.5)
-
Acquisition of trademark and patents
(35.8)
-
-
Disposal of subsidiaries
-
-
1.8
Fair value adjustment of available-for-sale investments
-
-
(2.7)
Foreign exchange differences on consolidation
of foreign subsidiaries
10.2
9.3
(8.6)
Other
-
0.1
0.1
Balance at the end of the year
(304.7)
(371.2)
(321.4)
Provision for taxation which could arise if undistributed retained proﬁts of certain subsidiaries are remitted, is only made where a decision has been taken to remit such retained proﬁts. The Group did not provide for Secondary
Taxation on Companies (“STC”) on its undistributed earnings which is payable when it declares dividends to its shareholders, as the taxation will only be payable once the dividends are declared.
Deferred tax is not raised at a rate other than the normal taxation rate as the intention of the Group is to hold assets for use and not for resale.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
13.
DEFERRED TAXATION (CONTINUED)
13.3
Utilisation of taxation losses
Opening taxation loss
1,194.8
1,538.7
1,212.7
Foreign exchange movement on opening taxation loss
(142.3)
104.5
260.0
Prior year under/(over) statement
24.3
(129.7)
693.6
Current year taxation loss created/(utilised)
461.9
(300.8)
107.8
Closing taxation loss
1,538.7
1,212.7
2,274.1
Utilised to reduce net temporary differences
(662.3)
(78.4)
(818.3)
Vodacom Congo (taxation rate of 40%)
(244.1)
-
-
Vodacom Mozambique (taxation rate of 32%)
-
(78.4)
(73.4)
Vodacom Tanzania (taxation rate of 30%)
(418.2)
-
(744.9)
Taxation losses available to reduce deferred taxation
876.4
1,134.3
1,455.8
Taxation credit
-
-
268.1
There are estimated unused taxation losses to the value of R1,455.8 million (2007: R1,134.3 million;
2006: R876.4 million) available to reduce the net deferred taxation liability. If applied, the available
R465.9 million (2007: R363.0 million; 2006: R279.4 million) would result in a full reduction of the current year's
R318.6 million (2007: reduced to R8.2 million; 2006: reduced to R25.3 million) net deferred taxation liability. The unused taxation losses of Vodacom Mozambique are available for utilisation for a period of ﬁve years, after which they expire.
The R268.1 million taxation credit relating to Vodacom Mozambique expires in 2014.
The growth of the Group following its geographical expansion into non-South African countries over the past few years has made the estimation and judgment required in recognising and measuring deferred taxation balances more challenging. The resolution of taxation issues is not always within the control of the Group and it is often dependant on the efﬁciency of the legal processes in the relevant taxation jurisdictions in which the Group operates.
Issues can, and often do, take many years to resolve. Payments in respect of taxation liabilities for an accounting period result from payments on account and on the ﬁnal resolution of open items. As a result there can be substantial differences between the taxation charge in the consolidated income statement and current taxation payments.
2006
2007
2008
Rm
Rm
Rm
14.        INVENTORY
Merchandise
397.5
287.3
507.1
Other inventory
56.8
77.0
129.8
454.3
364.3
636.9
Inventory carried at net realisable value
215.1
163.1
224.6

2006
2007
2008
Rm
Rm
Rm
14.        INVENTORY (CONTINUED)
14.1
Inventory valuation allowance included above
Balance at the beginning of the year
(62.8)
(78.0)
(97.6)
Foreign exchange movement on opening balance
0.7
(1.3)
(0.9)
Charged to cost and expenses
(15.9)
(18.3)
(0.2)
Balance at the end of the year
(78.0)
(97.6)
(98.7)
The cost of inventories recognised as an expense during the period is reﬂected as equipment cost (Note 2).
The cost of inventories recognised as an expense includes R0.3 million (2007: R35.7 million; 2006: R6.9 million)
in respect of write downs of inventory to net realisable value, which has not been reduced (2007: R18.6 million;
2006: R2.3 million) in respect of the reversal of such write downs. Previous write downs have been reversed as a result of increased sale prices in certain markets.
2006
2007
2008
Rm
Rm
Rm
15. TRADE AND OTHER RECEIVABLES
Trade receivables
4,097.2
5,211.5
6,234.2
Prepayments
205.2
192.3
244.1
Value Added Taxation
88.1
147.7
200.3
Interest income receivable
41.5
51.3
76.1
Other
42.0
72.2
46.4
4,474.0
5,675.0
6,801.1
The average credit period for March 2008, 2007 and 2006 on sales of goods and services is between 30 and
60 days (2007: 30 and 60 days; 2006: 30 and 60 days) from date of invoice for the South African operations and between 20 and 75 days (2007: 20 and 75 days; 2006: 20 and 75 days) from date of invoice for the non-South African operations. Generally no interest is charged on trade receivables. The Group has provided fully for all receivables over 120 days due (2007: 120 days due; 2006: 120 days due) for its South African operations and 90 days due (2007: 90 days due; 2006: 90 days due) for its non-South African operations because historical experience is such that receivables that are due beyond these days are generally not recoverable. Trade receivables of the South African operations due between 60 and 120 days (2007: 60 and 120 days; 2006: 60 and
120 days) are provided for based on estimated irrecoverable amounts, determined by reference to past default experience.
Before accepting any new individual customer, the Group uses an internal and external credit scoring system to assess the potential customer's credit quality and deﬁnes credit limits by customer. The Group manually assesses the credit of corporate customers, using credit bureaus, ﬁnancial standing as well as an internal grading system. Before accepting any new network operator customers, the Group enters into a contractual arrangement. The contractual arrangement is determined by regulatory requirements and industry norms. Of the trade receivable balance at the end of the year R1.3 billion (2007: R0.9 billion; 2006: R0.6 billion) is due from the Group's largest customer.
There is no customer who represents more than 21.2% (2007: 17.6%; 2006: 15.7%) of the total balance of trade receivables.
The Group does not have any signiﬁcant exposure to any individual customer or counter-party, except commercially to Telkom SA Limited, the Group's largest shareholder, Mobile Telecommunications Networks (Proprietary) Limited,
the Group's largest competitor, Cell C (Proprietary) Limited, the country's third network operator and Vo-Call Cellular
(Proprietary) Limited, the Group's largest dealer.
Trade receivables are stated at their cost which normally approximate their fair value due to short-term maturity.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006 2007 2008
Rm Rm Rm
15.
TRADE AND OTHER RECEIVABLES (CONTINUED)
15.1
Doubtful receivable allowance
The Group’s South African trade receivables are stated
after allowances for doubtful debts based on management’s
assessment of creditworthiness, an analysis of which is as
follows:
Balance at the beginning of the year (44.7) (43.7)
(50.5)
Reversed from/(Charged to) proﬁt and loss 1.0 (6.8) 12.6
Balance at the end of the year (43.7) (50.5)
(37.9)
The Group’s non-South African trade receivables are stated
after allowances for doubtful debts based on management’s
assessment of creditworthiness, an analysis of which is as
follows:
Balance at the beginning of the year (49.3) (41.4)
(24.9)
Foreign exchange movement 2.9 (6.1) (5.2)
(Charged to)/Reversed from proﬁt and loss 5.0 22.6 (13.2)
Balance at the end of the year (41.4) (24.9)
(43.3)
In determining the recoverability of a trade receivable the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated.
2006 2007 2008
Rm Rm Rm
16.         LEASE ASSETS
Operating leases
30.6 35.1
20.1
Finance lease receivables 19.3 76.6
212.4
49.9 111.7 232.5
Less: Short-term portion *
Operating leases (Note 16.1) - - (17.6)
Finance lease receivables (Note 16.2) (13.1) (32.9) (122.9)
Short-term portion
(13.1) (32.9)
(140.5)
Long-term portion of lease assets 36.8 78.8 92.0
* Short-term lease assets were included under trade and other receivables in prior years.
16.1
Operating leases
Operating lease payments are expensed in proﬁt or loss on a straight-line basis over the lease term and results in the recognition of an operating lease asset.

Within one
Between one
After ﬁve
Total
year
and ﬁve years
years
Rm
Rm
Rm
Rm
16. LEASE ASSETS (CONTINUED)
16.2 Finance lease receivables
Staff beneﬁts
3.9
7.5
-
11.4
Computers
119.0
82.0
-
201.0
Present value of minimum lease payments
122.9
89.5
-
212.4
The Group provides motor vehicles to certain of its executives. These executives may retain these assets at the end of the lease period, normally between three and four years. In terms of IAS 17: Leases (“IAS 17”), these arrangements are regarded as ﬁnance leases and the cost of the assets are capitalised as ﬁnance lease receivables and amortised on a straight-line basis over the period of the agreement to employee cost. The implicit interest rate is zero.
The Group provides laptop or desktop computers to certain customers who enter into contract agreements. The customers retain these computers at the end of the contract period. In terms of IAS 17, these arrangements are regarded as ﬁnance leases and accounted for using the effective interest rate method. The interest rate inherent in these leases is currently between nil% and 0.08% per annum.
The long-term portion of R89.5 million (2007: R43.7 million; 2006: R6.2 million) is reﬂected as part of non-current lease assets on the consolidated balance sheet.
All leases are denominated in South African Rand.
The fair value of the electronic equipment ﬁnance lease receivables approximate their carrying value.
2006
2007
2008
R
R
R
17. ORDINARY SHARE CAPITAL
Authorised
100,000 ordinary shares of R0.01 each
1,000
1,000
1,000
Issued
10,000 ordinary shares of R0.01 each
100
100
100
The unissued share capital is under the control of the current shareholders.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
18.        NON-DISTRIBUTABLE RESERVES
Foreign currency translations (Note 18.1)
(225.5)
(123.0)
(22.6)
Taxation on foreign currency translation reserve (Note 18.1)
18.0
9.9
(2.8)
Contingency reserve (Note 18.2)
13.5
15.7
17.4
Revaluation of available-for-sale investments (Note 18.3)
-
-
16.8
(194.0)
(97.4)
8.8
Reconciliation
Balance at the beginning of the year
(299.9)
(194.0)
(97.4)
Foreign currency translation reserve
103.9
94.4
87.7
Foreign currency translation for the year
98.2
102.5
100.4
Taxation for the year
5.7
(8.1)
(12.7)
Other non-distributable reserves
Transferred from distributable reserves – contingency reserve
2.2
2.2
1.7
Revaluation of available-for-sale investments
(0.2)
-
16.8
Revaluation of available-for-sale investments for the year
(0.2)
-
19.5
Taxation for the year
-
-
(2.7)
Balance at the end of the year
(194.0)
(97.4)
8.8
18.1
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
18.2
Contingency reserve
In terms of the Short-term Insurance Act (“the Act”) of 1998 the Group’s cell captive partner, Centriq Insurance
Company Limited is required to recognise a contingency reserve equal to 10% of premiums written less approved reinsurance, as deﬁned in the Act. This reserve can be utilised only with the prior permission of the Registrar of
Short-term Insurance.
18.3
Revaluation of available-for-sale investments
Gains and losses from changes in the fair value of available-for-sale investments are recognised directly in equity until the ﬁnancial asset is disposed of (Note 12).

2006
2007
2008
Rm
Rm
Rm
19.         MINORITY INTERESTS
Distributable reserves
358.1
268.5
408.5
Non-distributable reserves
(74.8)
(47.3)
(4.9)
283.3
221.2
403.6
Reconciliation
Balance at the beginning of the year
128.7
283.3
221.2
Proﬁt allocated to minority interest
116.7
217.6
146.2
Foreign currency translation reserve
(15.6)
27.5
42.4
Revaluation of available-for-sale investments
(0.1)
-
-
Business combinations and other acquisitions
46.5
(136.4)
(6.1)
Minority shares of VM, S.A.R.L.
8.0
-
0.8
Disposal of subsidiaries
-
-
(0.3)
Dividend to minority shareholders
(0.9)
(170.8)
(0.6)
Balance at the end of the year
283.3
221.2
403.6
20.
ANALYSIS OF RECOGNISED INCOME AND EXPENSES
Gain/(Loss) on revaluation of available-for-sale investment
(0.3)
-
16.8
Foreign currency translation reserve
88.3
121.9
130.1
Net proﬁt/(loss) recognised directly in equity
88.0
121.9
146.9
Net proﬁt for the year
5,142.8
6,560.0
7,957.6
Total recognised income and expense for the year
5,230.8
6,681.9
8,104.5
Attributable to:
Equity shareholders
5,129.8
6,436.8
7,915.9
Minority interests
101.0
245.1
188.6
2006
2006
2006
2007
2007
2007
Short-term
Long-term
Total   Short-term
Long-term
Total
portion
portion
portion
portion
Rm
Rm
Rm
Rm
Rm
Rm
21.
INTEREST BEARING DEBT
Finance leases (Note 21.1)
79.2
728.3            807.5
113.6
615.0
728.6
Funding loans (Note 21.2)
1,527.3
90.9         1,618.2
365.5         1,436.4        1,801.9
Other short-term loans (Note 21.3)
39.0
-
39.0
21.9
-
21.9
1,645.5
819.2         2,464.7
501.0         2,051.4        2,552.4

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2008
2008
2008
Short-term
Long-term
Total
portion
portion
Rm
Rm
Rm
21.
INTEREST BEARING DEBT (CONTINUED)
Finance leases (Note 21.1)
194.3
420.7
615.0
Funding loans (Note 21.2)
300.5
2,605.1
2,905.6
Other short-term loans (Note 21.3)
8.1
-
8.1
502.9
3,025.8
3,528.7
2006
2007
2008
Rm
Rm
Rm
21.1
Finance leases
Vodacom (Proprietary) Limited
537.7
479.7
396.7
The ﬁnance leases are collateralised by various land
and buildings with a book value of R464.2 million
(2007: R477.3 million; 2006: R489.1 million), bearing
interest at ﬁxed effective interest rates of between 12.1%
and 16.9% per annum and are repayable between one and
ﬁve years. The residual payment on settlement date is
R144.4 million.
Vodacom Service Provider Company (Proprietary) Limited
269.8
248.9
218.3
The ﬁnance lease is collateralised by land and buildings
with a book value of R245.5 million (2007: R251.1 million;
2006: R256.8 million), bearing interest at a ﬁxed effective
interest rate of 14.8% per annum. Payments are made every
six months in arrears and commenced on March 1, 2002.
The ﬁnance lease expires on September 1, 2011.
807.5
728.6
615.0
Less: Short-term portion of ﬁnance leases
Vodacom (Proprietary) Limited
(58.3)
(83.0)
(151.7)
Vodacom Service Provider Company (Proprietary) Limited
(20.9)
(30.6)
(42.6)
Short-term portion of ﬁnance leases
(79.2)
(113.6)
(194.3)
Long-term portion of ﬁnance leases
728.3
615.0
420.7
All leases are denominated in South African Rand and are held with Rand Merchant Bank and Standard Bank.
The fair value of the Group’s ﬁnance lease liability is R629.0 million (2007: R786.3 million;
2006: R911.5 million).
The fair value of ﬁnance leases are determined as the present value of all future cash ﬂows discounted using market related interest rates. The discount rate used varied between 13.5% and 14.9% (2007: 11.3% and 13.3%;
2006: 10.0% and 13.3%).
The Vodaworld Retail Park is sub-leased to various Telecommunications retail companies. Sublease payments expected to be received under non-cancellable subleases at the balance sheet date amount to R4.0 million.

2009
2010
2011
2012
2013
2014
Total
onwards
Rm
Rm
Rm
Rm
Rm
Rm
Rm
21.        INTEREST BEARING DEBT (CONTINUED)
21.1 Finance Leases (continued)
Repayment of ﬁnance leases
Future minimum lease payments*     271.2
153.6
200.6
98.7
82.1
-
806.2
Finance costs
(76.9)
(55.1)
(39.0)
(15.2)
(5.0)
-
(191.2)
Net present value
194.3
98.5
161.6
83.5
77.1
-
615.0
* Future minimum lease payments include residual payments at the end of the lease term.
2006
2007
2008
Rm
Rm
Rm
21.2 Funding Loans
Planetel Communications Limited
41.6
53.5
-
The shareholder loan of US$8.4 million (2007: US$8.4 million;
2006: US$8.4 million) was subordinated for the duration of the project ﬁnance funding period of Vodacom Tanzania Limited,
which expired at the end of the current ﬁnancial year, bore no interest from April 1, 2002 and was thereafter available for repayment, by approval of at least 60% of the shareholders
of Vodacom Tanzania Limited. The loan became non-interest
bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 12) during the 2003
ﬁnancial year. The gain on remeasurement was included in
equity. On November 30, 2007 Planetel Communications
Limited sold its 16% shareholding in Vodacom Tanzania
Limited to Mirambo Limited.
Caspian Limited
49.3
63.6
-
The shareholder loan of US$10.0 million (2007: US$10.0 million;
2006: US$10.0 million) was subordinated for the duration
of the project ﬁnance funding period of Vodacom Tanzania
Limited, bore no interest from April 1, 2002 and was thereafter available for repayment, by approval of at least 60% of the
shareholders of Vodacom Tanzania Limited. This loan became
non-interest bearing and was remeasured at amortised cost at an effective interest rate of LIBOR plus 5% (Note 12) during the 2003 ﬁnancial year. The gain on remeasurement was
included in equity. On November 30, 2007 Caspian Limited
sold its 19% shareholding in Vodacom Tanzania Limited to
Mirambo Limited.
Balance carried forward
90.9
117.1
-

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
21.
INTEREST BEARING DEBT (CONTINUED)
21.2
Funding loans (continued)
Balance brought forward
90.9
117.1
-
Project ﬁnance funding to Vodacom Tanzania Limited
184.0
94.9
-
The funding was collateralised by a charge over 51% of the
shares, the licence and Vodacom Tanzania Limited’s tangible
and intangible assets. The loans bore interest based upon
the foreign currency denomination of the project ﬁnancing
between 6.0% and 14.4% per annum and was fully repaid
by March 2008.
The drawn down portions of the project ﬁnance funding from
external parties included the following:
(a)  Netherlands Development Finance Company of US$nil
(2007: US$3.8 million; 2006: US$7.6 million);
(b)  Deutsche Investitions- und Entwicklungsgesellschaft mbH of
€nil (2007: €3.9 million; 2006: €7.8 million);
(c)  Standard Corporate and Merchant Bank of US$nil
(2007: US$4.0 million; 2006: US$8.0 million);
(d)  Barclays Bank (Local Syndicate Tanzania) TSHnil
(2007: TSHnil; 2006: TSH5,703.8 million).
Term loan to Vodacom International Limited
1,114.4
1,311.9
1,462.5
The loan provided by Standard Bank Plc and RMB
International (Dublin) Limited that amounts to US$180.0 million
(2007: US$180.0 million; 2006: US$180.0 million) is
collateralised by guarantees provided by the Group. The
loan, originally repayable on July 19, 2006, was reﬁnanced
during the 2007 ﬁnancial year. The loan is now repayable
on July 26, 2009 and bears interest at an effective interest rate of LIBOR plus 0.35%.
Balance carried forward
1,389.3
1,523.9
1,462.5

2006
2007
2008
Rm
Rm
Rm
21. INTEREST BEARING DEBT (CONTINUED)
21.2 Funding loans (continued)
Balance brought forward
1,389.3
1,523.9
1,462.5
Mirambo Limited
-
-
142.6
Mirambo Limited bought the 16% and 19% equity stake
of Planetel Communications Limited and Caspian Limited
respectively in Vodacom Tanzania Limited on November 30, 2007.
The shareholder loans with a combined nominal value of
US$18.4 million, were transferred to Mirambo Limited in
order to meet its obligations to Vodacom Tanzania Limited in respect of shareholder contributions. The loan bears interest at
LIBOR + 5% and shall be repaid by approval of at least 60%
of the shareholders of Vodacom Tanzania Limited. The loan
and capitalised interest are unsecured and subordinated.
Asset Backed Arbitraged Securities (Proprietary) Limited
-
-
1,000.0
On December 5, 2007 Vodacom (Proprietary) Limited
entered into a subscription agreement with Asset Backed
Arbitraged Securities (Proprietary) Limited (“ABACAS”). In
terms of the agreement Vodacom (Proprietary) Limited issued
debt instruments in the form of two promissory notes with a
nominal value of R500.0 million each to which ABACAS
subscribed. The debt instrument will bear interest based on
JIBAR plus a credit margin and funding margin. The repayment term is three years with interest being paid quarterly. The
credit margin is 0.4% and the funding margin is 0.18% and
0.15% respectively.
Preference shares issued by Vodacom Congo (RDC) s.p.r.l.
228.9
269.5
300.5
The preference shares of US$37.0 million (2007: US$37.0 million;
2006: US$37.0 million) bear interest at a rate of 4% per annum.
The preference shares are redeemable at the discretion of the shareholders and on the basis that the shareholders are repaid simultaneously and in proportion to their shareholding.
Balance carried forward
1,618.2
1,793.4
2,905.6

21.3 Other short-term loans
Vodacom Congo (RDC) s.p.r.l.
37.1
21.9
8.1
The short-term facilities amount to US$1 million
(2007: US$3.0 million; 2006: US$6.0 million) bears
interest at 18% per annum with no ﬁxed repayment terms.
US$2.0 million of these facilities was repaid on June 30,
2007 and bore interest at LIBOR plus 6% per annum.
Other
1.9
-
-
39.0
21.9
8.1
The fair value of other short-term loans approximate their carrying value.
2006
2007
2008
Rm
Rm
Rm
21. INTEREST BEARING DEBT (CONTINUED)
21.2 Funding loans (continued)
Balance brought forward
1,618.2
1,793.4
2,905.6
Sekha-Metsi Investment Consortium Limited
-
2.5
-
The shareholder loan bore no interest, was repayable
in ten equal six monthly instalments commencing on
September 30, 2006. Effective April 1, 2007 the repayment
terms changed to four equal six monthly instalments. The loan was remeasured at amortised cost at a ﬁxed effective interest rate of 13.7% during the 2007 ﬁnancial year. The gain on
remeasurement was included in equity.
Number Portability Company (Proprietary) Limited
-
6.0
-
The Group’s share of the shareholders loan provided,
amounted to R6.0 million at March 31, 2007. The
subordinated shareholder loan bore interest at the
maximum rate of the prevailing South African prime rate or
a lesser rate determined by the board of Number Portability
Company (Proprietary) Limited. During the current period the loan became non-interest bearing (Note 22).
1,618.2
1,801.9
2,905.6
Less: Short-term portion of funding loans
Project ﬁnance funding to Vodacom Tanzania Limited
(184.0)
(94.9)
-
Term loan to Vodacom International Limited
(1,114.4)
-
-
Preference shares issued by Vodacom Congo (RDC) s.p.r.l.
(228.9)
(269.5)
(300.5)
Sekha-Metsi Investment Consortium Limited
-
(1.1)
-
Short-term portion of funding loans
(1,527.3)
(365.5)
(300.5)
Long-term portion of funding loans
90.9
1,436.4
2,605.1
The fair value of funding loans are R2,933.2 million. The
fair value of funding loans were determined by applying the
discounted cash ﬂow method, where applicable. A discount
rate which varied between 12.2% and 12.3% were applied to
ZAR denominated debt and 2.8% to US$ denominated debt.
March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

2006
2007
2008
Rm
Rm
Rm
22. NON-INTEREST BEARING DEBT
Sekha-Metsi Investment Consortium Limited
4.3
-
-
The minority shareholder’s loan was previously
uncollateralised and no repayment terms were determined.
During the 2007 ﬁnancial year repayment terms were
agreed and the loan was reclassiﬁed to interest bearing debt
(Note 21).
Minority shareholders of Smartcom (Proprietary) Limited
-
3.0
-
The minority shareholder’s loan was repaid during the current
ﬁnancial year. The loan was unsecured and bore no interest.
Number Portability Company (Proprietary) Limited
-
-
6.0
The Group’s share of the shareholders loan provided,
amounted to R6.0 million at March 31, 2007. The
subordinated shareholder loan bore interest at the
maximum rate of the prevailing South African prime rate or a lesser rate determined by the board of Number Portability Company
(Proprietary) Limited and was classiﬁed as interest bearing debt
(Note 21). During the current year the loan became non-interest bearing.
4.3
3.0
6.0
Less: Short-term portion of non-interest bearing debt
Sekha-Metsi Investment Consortium Limited
(4.3)
-
-
Long-term portion of non-interest bearing debt
-
3.0
6.0
The fair value of non-interest bearing debt is not determinable as no repayment terms are set.
23.         PROVISIONS
Deferred bonus incentive provision (Note 23.1)
452.4
500.7
497.4
Bonus provision (Note 23.2)
279.8
330.6
426.0
Leave pay provision (Note 23.3)
70.8
90.9
119.7
Warranty provision (Note 23.4)
32.8
-
-
Long-term incentive provision (Note 23.5)
122.1
161.2
225.2
Other (Note 23.6)
37.4
35.9
14.9
995.3
1,119.3
1,283.2
Timing of Provisions
Within one year
623.0
741.8
909.5
After one year
372.3
377.5
373.7
995.3
1,119.3
1,283.2

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
Deferred
Bonus
Leave pay
Warranty
Long-term
Other
bonus
provision
provision
provision
incentive
incentive
provision
provision
Rm
Rm
Rm
Rm
Rm
Rm
23.
PROVISIONS (CONTINUED)
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
90.9
-
161.2
35.9
Reconciliation 2008
Balance at the beginning of the year
500.7
330.6
90.9
-
161.2
35.9
Provision created
181.0
474.6
48.9
-
81.4
5.3
Provision utilised
(184.3)
(379.2)
(20.1)
-
(17.4)
(26.3)
Balance at the end of the year
497.4
426.0
119.7
-
225.2
14.9
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

23.        PROVISIONS (CONTINUED)
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
23.2 Bonus provision
The bonus provision consists of a performance bonus based on the achievement of predetermined ﬁnancial targets, payable to all levels of staff.
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
23.4 Warranty provision
The warranty provision covered manufacturing defects in the second year of warranty on handsets sold to customers. The estimate was based on claims notiﬁed and past experience. The suppliers of the various handsets assumed responsibility for the second year warranty subsequent to March 31, 2007 and accordingly there is no remaining provision.
23.5 Long-term incentive provision
The long-term incentive provision represents the present value of the expected future cash outﬂows to eligible employees that qualify. The amount of the liability is based on an actuarial valuation. The provision is utilised when eligible employees receive the value of vested beneﬁts.
2006
2007
2008
Rm
Rm
Rm
Net liability at beginning of the year
-
122.1
161.2
Interest cost
6.5
9.6
14.4
Current service cost
9.1
17.6
20.0
Recognised actuarial losses
123.4
13.3
62.3
Net cost
139.0
162.6
257.9
Total beneﬁt payments
(16.9)
(1.4)
(32.7)
Net liability at end of the year
122.1
161.2
225.2
Key assumptions:
General inﬂation rate (%)
4.7
5.1
6.6
Discount rate (%)
7.4
8.0
9.5
Salary inﬂation (%)
5.7
6.1
7.6
Valuation date
March 31, 2006
March 31, 2007
March 31, 2008

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
23.         PROVISIONS (CONTINUED)
23.6
Other
Other provisions for the Group include provisions for advertising support payments received from suppliers of handsets and various other smaller provisions. The advertising provision represents the advertising expenditure not yet incurred or claimed by the Group or external service providers.
2006
2007
2008
Rm
Rm
Rm
24. OTHER NON-CURRENT LIABILITIES
Operating lease liability (Note 24.1)
122.5
150.4
165.0
Licence obligation (Note 24.2)
-
90.7
96.2
122.5
241.1
261.2
24.1 Operating lease liability
122.5
150.4
165.0
The value of the Group’s operating lease liability is
R165.0 million (2007: R150.4 million; 2006: R122.5 million).
The liability is due to the recognition of the operating lease expense on a straight-line basis over the lease term (Note 37).
24.2 Licence obligation
-
90.7
96.2
On December 9, 2004, ICASA amended the Vodacom South
Africa licence to allow for access to the 1800 Megahertz
frequency spectrum band and the 3G radio spectrum band.
The costs to the Group for the 1800 Megahertz frequency
spectrum band obligations is estimated at R68.8 million. The net present value, at a discount rate of 8%, over three years, amounts to R64.0 million (2007: R59.1 million; 2006: Rnil).
The cost to the Group for the 3G radio spectrum band
obligations is estimated at R36.8 million. The net present
value, at a discount rate of 8%, over three years amounts to
R32.2 million. (2007: R31.6 million; 2006: Rnil).
122.5
241.1
261.2
Less: Short-term portion of other non-current liabilities
Operating lease liability
-
(0.3)
(7.1)
Licence obligation
-
(30.2)
(6.7)
Short-term portion of other non-current liabilities*
-
(30.5)
(13.8)
Long-term portion of other non-current liabilities
122.5
210.6
247.4
* The short-term portion of other non-current liabilities is included in trade payables (Note 25).

2006
2007
2008
Rm
Rm
Rm
25. TRADE AND OTHER PAYABLES
Trade payables*
3,315.4
4,021.3
4,876.5
Capital expenditure creditors
1,478.7
2,274.9
1,718.9
Value Added Taxation
100.3
121.9
82.7
Sundry accruals
89.4
110.8
359.9
Revenue charged in advance
64.2
34.2
28.6
Interest accrual
56.7
62.0
98.2
Put option liability #
-
249.3
396.5
5,104.7
6,874.4
7,561.3
Trade payables are stated at their cost which normally approximate their fair value due to their short-term maturity.
The average credit period is between 30 and 60 days for the South African operations and between 45 and 105 days for the non-South African operations. No interest is charged on trade payables for the ﬁrst 30 to 60 days from the date of invoice. The Group has ﬁnancial risk management policies in place to ensure that all payables are paid within the credit timeframe.
* Trade payables include the short-term portion of other non-current liabilities of R13,8 million (2007: R30,5 million)
(Note 24).
# The obligation to settle the Congolese Wireless Networks s.p.r.l. put option (Note 42) in cash gives rise to an obligation which represents a ﬁnancial liability. The value of the liability amounted to Rnil as at March 31, 2006.
During the current and previous ﬁnancial years the liability was remeasured through the consolidated income statement.
2006
2007
2008
Rm
Rm
Rm
26. CASH GENERATED FROM OPERATIONS
Proﬁt from operations
8,865.7
10,859.8
12,490.7
Adjusted for:
Depreciation of property, plant and equipment and
amortisation of intangible assets (Note 10 and Note 11)
2,995.8
3,361.2
3,911.2
Net loss/(proﬁt) on disposal of property, plant and
equipment and intangible assets
26.8
(26.9)
39.3
Net impairment recognised/(reversed) (Note 3)
(52.8)
22.9
29.9
Net proﬁt on disposal of subsidiary
-
(17.4)
(8.0)
Other non-cash ﬂow items
42.3
97.0
49.1
Cash ﬂow from operations before working capital changes
11,877.8
14,296.6
16,512.2
Increase in trade and other receivables
(1,035.0)
(838.8)
(915.5)
(Increase)/Decrease in inventory
16.8
84.8
(259.3)
Increase in trade and other payables and provisions
230.7
323.5
996.1
Cash generated from operations
11,090.3
13,866.1
16,333.5
27. FINANCE COSTS PAID
Finance costs as per the income statement
(246.0)
(369.3)
(681.3)
Interest accrual at the beginning of the year
(39.9)
(56.7)
(62.0)
Interest accrual at the end of the year
56.7
62.0
98.2
Other non-cash ﬂow items
14.9
37.4
(24.5)
(214.3)
(326.6)
(669.6)

4

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
28.
FINANCE INCOME RECEIVED
Finance income per the income statement
129.9
74.5
72.3
Interest income receivable at the beginning of the year
35.7
41.5
51.3
Interest income receivable at the end of the year
(41.5)
(51.3)
(76.1)
Other non-cash ﬂow items
-
(23.0)
26.8
124.1
41.7
74.3
29.
REALISED NET LOSSES ON REMEASUREMENT AND
DISPOSAL OF FINANCIAL INSTRUMENTS
Gains/(losses) on remeasurement and disposal of ﬁnancial
instruments as per the income statement
(523.1)
(169.0)
185.1
Unrealised (losses)/gains on foreign exchange forward contracts
294.6
(20.6)
(258.4)
Unrealised (losses)/gains on foreign liability and asset revaluation
204.3
(108.4)
(191.9)
Unrealised gains on interest rate swap revaluation
6.6
9.9
10.3
Unrealised put option liability revaluation
-
249.3
103.9
(17.6)
(38.8)
(151.0)
30.         TAXATION PAID
Taxation per the income statement
(3,083.7)
(3,836.0)
(4,109.2)
Taxation payable at the beginning of the year
(632.6)
(630.2)
(1,112.7)
Taxation payable at the end of the year
630.2
1,112.7
580.5
Deferred taxation at the beginning of the year
(164.0)
(304.7)
(371.2)
Deferred taxation at the end of the year
304.7
371.2
321.4
Disposal of subsidiary – deferred taxation
-
-
1.8
Disposal of subsidiary – taxation payable
-
-
0.1
Business combination – deferred taxation
(35.8)
(17.5)
-
Business combination – taxation payable
(15.2)
-
-
Exchange difference on consolidation of foreign subsidiary
10.4
9.3
(17.1)
Movement due to foreign equity revaluation reserve
5.7
(8.1)
(12.9)
Fair value adjustment for available-for-sale investments
-
-
(2.7)
Remeasurement of shareholders loans
-
-
0.5
(2,980.3)
(3,303.3)
(4,721.5)
31.
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND
INTANGIBLE ASSETS
Additions to property, plant and equipment and intangible
assets (Note 10 and Note 11)
(5,141.5)
(7,214.4)
(6,923.2)
(Decrease)/Increase in capital expenditure related creditors
353.1
796.2
(591.5)
Licence obligation
-
90.7
5.5
Licence reallocation
-
-
46.9
Other non-cash ﬂow items
-
-
(27.5)
Less: Goodwill acquired through increase in shareholding
of existing subsidiaries
Smartphone SP (Proprietary) Limited (Note 32.2.1)
-
313.2
931.2
Smartcom (Proprietary) Limited (Note 32.2.2)
-
8.2
18.0
Cointel V.A.S. (Proprietary) Limited (Note 32.2.3)
-
90.9
-
Goodwill allocated to Smartphone SP (Proprietary) Limited’s
minority shareholders
-
(40.1)
-
(4,788.4)
(5,955.3)
(6,540.6)

2006
2007
2008
Rm
Rm
Rm
32. BUSINESS COMBINATIONS AND OTHER ACQUISITIONS
Business combinations (Note 32.1)
(0.1)
(101.2)
-
Other acquisitions (Note 32.2)
-
(490.0)
(956.5)
(0.1)
(591.2)
(956.5)
32.1 Business combinations
InterConnect s.p.r.l. (Note 32.1.1)
-
(21.2)
-
Africell Cellular Services (Proprietary) Limited (Note 32.1.2)
-
(80.0)
-
Tiscali (Proprietary) Limited (Note 32.1.3)
0.3
-
-
Cointel V.A.S. (Proprietary) Limited (Note 32.1.4)
(0.4)
-
-
(0.1)
(101.2)
-
32.1.1   InterConnect s.p.r.l.
Effective November 1, 2006 the Group acquired the
internet service provider business of InterConnect s.p.r.l. The fair values of the assets and liabilities acquired were determined as follows:
Fair value of net assets acquired
-
(8.6)
-
Property, plant and equipment
-
2.5
-
Intangible assets
-
9.7
-
Inventory
-
0.3
-
Deferred taxation liability
-
(3.9)
-
Goodwill
-
(12.6)
-
Purchase price
-
(21.2)
-
The purchase price of R21.2 million (US$2.8 million) (excluding capitalised costs) was paid on
November 1, 2006.
Revenue amounting to R8.2 million (US$1.2 million) and net proﬁt of R2.8 million (US$0.4 million) are included in the prior year results. It was impracticable to disclose the impact of the consolidated revenue and consolidated net proﬁt for the full year ended March 31, 2007.
The goodwill related to the acquisition represents future synergies and is allocated to the Democratic Republic of
Congo’s cash-generating unit.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
32.
BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
32.1
Business combinations (continued)
32.1.2   Africell Cellular Services (Proprietary) Limited
Effective October 1, 2006 the Group acquired the cellular
business of Africell Cellular Services (Proprietary) Limited. The
fair value of the assets and liabilities acquired were preliminary determined as follows:
Fair value of net assets acquired
-
(36.3)
-
Property, plant and equipment
-
3.1
-
Intangible assets
-
46.8
-
Deferred taxation liability (including taxation effect on
intangible assets)
-
(13.6)
-
Goodwill
-
(43.7)
-
Purchase price
-
(80.0)
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
32.1.3   Tiscali (Proprietary) Limited
Effective February 1, 2005 the Group acquired the cellular
business of Tiscali (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined as follows:
Fair value of net assets acquired
-
-
-
Contract customer base
-
-
-
Deferred taxation liability
-
-
-
Goodwill
0.3
-
-
Purchase price
0.3
-
-
The customer base was not previously recorded in the accounting records of Tiscali (Proprietary) Limited as it was an internally generated intangible asset. The goodwill related to the acquisition represents future synergies and the ability to directly control the Group’s customers in South Africa. It is impracticable to disclose the revenue and proﬁt of the business that is included in the prior years results as the customer base was integrated into Vodacom Service Provider
Company (Proprietary) Limited. The proﬁt and revenue related to these customers were not separately recorded. For this reason it would not be practicable to determine the impact on revenue and proﬁts of the Group for a full year.

2006
2007
2008
Rm
Rm
Rm
32. BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
32.1 Business combinations (continued)
32.1.4   Cointel V.A.S. (Proprietary) Limited
On August 1, 2005, the Group acquired a 51% interest in the
equity of Cointel V.A.S. (Proprietary) Limited. The fair value of the assets and liabilities acquired were determined by the Group as follows:
Fair value of net assets acquired
(94.9)
-
-
Property, plant and equipment
1.7
-
-
Intangible assets
179.3
-
-
Trade and other receivables
7.4
-
-
Cash and cash equivalents
83.9
-
-
Deferred taxation liability (including taxation effect
on intangible assets)
(35.8)
-
-
Trade and other payables
(114.2)
-
-
Taxation payable
(15.2)
-
-
Provisions
(1.2)
-
-
Dividends payable
(11.0)
-
-
Minority interest
46.5
-
-
Goodwill
(35.9)
-
-
Purchase price (including capitalised costs)
(84.3)
-
-
Cash and cash equivalents
83.9
-
-
Cash consideration
(0.4)
-
-
The carrying value of the assets and liabilities at
acquisition was as follows:
6.3
-
-
Non-current assets
56.7
-
-
Current assets
91.3
-
-
Non-current liabilities
(1.2)
-
-
Current liabilities
(140.5)
-
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
The goodwill related to the acquisition represents future synergies and is allocated to the South African cash-generating unit.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
32.
BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
32.2
Other acquisitions
Smartphone SP (Proprietary) Limited and subsidiaries
(Note 32.2.1)
-
(333.9)
(938.1)
Smartcom (Proprietary) Limited (Note 32.2.2)
-
(9.1)
(18.0)
Cointel V.A.S. (Proprietary) Limited (Note 32.2.3)
-
(147.0)
(0.4)
-
(490.0)
(956.5)
32.2.1   Smartphone SP (Proprietary) Limited and subsidiaries
On August 31, 2007 the Group increased its interest in the
equity of Smartphone SP (Proprietary) Limited from 70%
to 100%, which at that time had a 88% shareholding in
Smartcom (Proprietary) Limited, a 100% shareholding in Stand 13
Eastwood Road Dunkeld (Proprietary) Limited, a 52%
shareholding in Ithuba Smartcall (Proprietary) Limited, a 100%
shareholding in Cointel V.A.S. (Proprietary) Limited and a 90%
shareholding in Smartcall Smartlife (Proprietary) Limited. The
acquisition was accounted for using the parent entity extension method.
Minority interest
-
-
(6.1)
Goodwill
-
-
(931.2)
Purchase price (including capitalised cost)
-
-
(937.3)
The purchase price of R935.0 million was paid on
September 3, 2007 and the capitalised costs of R2.3 million
was paid on March 26, 2008.
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
Minority interest acquired
-
(21.5)
-
Goodwill
-
(313.2)
-
Purchase price (including capitalised costs)
-
(334.7)
-
Capitalised cost (paid)/payable
-
0.8
(0.8)
Cash consideration
-
(333.9)
(0.8)
The purchase price of R333.9 million was paid in three tranches on October 3, 2006, January 16, 2007 and
March 26, 2007. Capitalised costs of R0.8 million was paid on November 2, 2007. The outstanding amount accrued interest at 7.6% per annum from September 21, 2006 up to the date of payment.

2006
2007
2008
Rm
Rm
Rm
32. BUSINESS COMBINATIONS AND OTHER ACQUISITIONS (CONTINUED)
32.2 Other acquisitions (continued)
32.2.2    Smartcom (Proprietary) Limited
On September 1, 2007 the Group increased its interest in the equity of Smartcom (Proprietary) Limited from 88% to 100%.
The acquisition was accounted for using the parent entity
extension method.
Minority interest
-
-
-
Goodwill
-
-
(18.0)
Purchase price
-
-
(18.0)
The purchase price of R18.0 million was paid on September 6,
2007.
On September 13, 2006, the Group increased its interest
in Smartcom (Proprietary) Limited to 88% by acquiring an
additional 2.25% interest through its 70% owned subsidiary,
Smartphone SP (Proprietary) Limited. The acquisition was
accounted for using the parent entity extension method.
Minority interest
-
(0.9)
-
Goodwill
-
(8.2)
-
Purchase price
-
(9.1)
-
The purchase price of R9.1 million was paid in two
instalments on February 21, 2007 and March 26, 2007.
32.2.3   Cointel V.A.S. (Proprietary) Limited
On October 4, 2006 the Group increased its interest to 100%
by acquiring 49% from the minority shareholders. The purchase price of R147.0 million was paid on October 18, 2006 while
the capitalised cost was paid on November 2, 2007. The
acquisition was accounted for using the parent entity extension method.
Minority interest
-
(56.5)
-
Goodwill
-
(90.9)
-
Purchase price (including capitalised costs)
-
(147.4)
-
Capitalised cost (paid)/payable
-
0.4
(0.4)
Cash consideration
-
(147.0)
(0.4)
On October 9, 2006, Smartphone SP (Proprietary) Limited, acquired 100% shareholding of Cointel V.A.S.
(Proprietary) Limited from Vodacom Group (Proprietary) Limited for R300.0 million.
As a result of the sale of Cointel V.A.S. (Proprietary) Limited from Vodacom Group (Proprietary) Limited to Smartphone
SP (Proprietary) Limited, R38.0 million goodwill was realised, which resulted in the realisation of R17.4 million proﬁt on consolidation.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
33.
DISPOSAL OF SUBSIDIARIES
Ithuba Smartcall (Proprietary) Limited (Note 33.1)
-
-
-
Stand 13 Eastwood Road Dunkeld (Proprietary) Limited (Note 33.2)
-
-
15.7
Smartcall Smartlife (Proprietary) Limited *
-
-
-
-
-
15.7
33.1
Ithuba Smartcall (Proprietary) Limited
On September 3, 2007, the Group disposed of its 52%
interest in Ithuba Smartcall (Proprietary) Limited. The carrying value of the assets and liabilities disposed of were as follows:
Carrying amount of net assets disposed of
-
-
0.1
Trade and other receivables
-
-
-
Cash and cash equivalents
-
-
0.1
Minority interest
-
-
(0.3)
Capital gain on disposal
-
-
0.3
Selling price
-
-
0.1
Cash and cash equivalents
-
-
(0.1)
Cash consideration
-
-
-
Selling price satisﬁed by:
Cash
-
-
0.1
The consideration was received on September 6, 2007.
33.2
Stand 13 Eastwood Road Dunkeld (Proprietary) Limited
On September 3, 2007, the Group disposed of its 100%
interest in Stand 13 Eastwood Road Dunkeld (Proprietary)
Limited. The carrying value of the assets and liabilities disposed of were as follows:
Carrying amount of net assets disposed of
-
-
8.4
Property, plant and equipment
-
-
13.8
Deferred taxation
-
-
(1.8)
Cash and cash equivalents
-
-
0.4
Interest bearing debt
-
-
(3.9)
Taxation payable
-
-
(0.1)
Minority interest
-
-
-
Capital gain on disposal
-
-
7.7
Selling price
-
-
16.1
Cash and cash equivalents
-
-
(0.4)
Cash consideration
-
-
15.7
Selling price satisﬁed by:
Cash
-
-
16.1
The consideration was received on September 6, 2007.
*  On October 1, 2007, the Group disposed of its 90% interest in Smartcall Smartlife (Proprietary) Limited for R90.
The carrying value of the assets and liabilities disposed amounted to R1,000.

2006
2007
2008
Rm
Rm
Rm
34. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR
Bank and cash balances
3,146.1
771.4
977.6
Bank borrowings *
(1,385.8)
(879.2)
(2,596.8)
Bank borrowings classiﬁed as ﬁnancing activities
-
-
2,456.0
1,760.3
(107.8)
836.8
*  Bank borrowings, excluding those used for ﬁnancing activities, are regarded as part of the Group’s integral cash management system.
The fair value of cash and cash equivalents normally approximate their carrying amount due to short-term maturity.
2006
2007
2008
R
R
R
35. EARNINGS AND DIVIDEND PER SHARE
35.1 Basic and diluted earnings per share
The calculation of basic earnings per ordinary share is based on earnings of R7,811.4 million (2007: R6,342.4 million;
2006: R5,026.1 million) and 10,000 issued ordinary shares
(2007: 10,000; 2006: 10,000).
502,610
634,240
781,140
Due to no dilution factors being present, basic earnings per share equals diluted earnings per share.
35.2 Dividend per share
The calculation of the dividend per ordinary share is based
on a declared ordinary dividend of R5,940.0 million
(2007: R5,400.0 million; 2006: R4,500.0 million) and 10,000
issued ordinary shares (2007: 10,000; 2006: 10,000).
The dividends were declared as follows:
Declared March 6, 2008 to shareholders registered on
April 1,
2008 and paid on April 3, 2008 (Final)
-
-
319,000
Declared October 1, 2007 to shareholders registered on
October 1, 2007 and paid on October 4, 2008 (Interim)
-
-
275,000
Declared March 14, 2007 to shareholders registered on
April 2, 2007 and paid on April 4, 2007 (Final)
-
290,000
-
Declared September 7, 2006 to shareholders registered on
October 2, 2006 and paid on October 4, 2006 (Interim)
-
250,000
-
Declared March 9, 2006 to shareholders registered on
April 3, 2006 and paid on April 5, 2006 (Final)
280,000
-
-
Declared September 9, 2005 to all shareholders registered on
October 1, 2005 and paid on October 3, 2005 (Interim)
170,000
-
-
450,000
540,000
594,000

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
36.        CAPITAL COMMITMENTS
Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:
  Vodacom (Proprietary) Limited
709.1
747.6
997.4
  Vodacom Congo (RDC) s.p.r.l.
99.5
209.7
251.1
  Vodacom Tanzania Limited
201.2
56.7
212.9
  VM, S.A.R.L.
34.2
32.0
66.3
  Vodacom Service Provider Company (Proprietary) Limited
16.9
14.8
48.4
  Vodacom Group (Proprietary) Limited
222.9
120.7
23.4
1,283.8
1,181.5
1,599.5
Capital expenditure commitments approved by the Board of
Directors but not yet contracted for at the balance sheet date are as follows:
  Vodacom (Proprietary) Limited
4,872.3
4,916.7
5,509.7
  Vodacom Tanzania Limited
650.6
889.3
1,743.6
  Vodacom Congo (RDC) s.p.r.l.
293.4
660.0
876.4
Vodacom Service Provider Company (Proprietary) Limited
164.7
277.7
254.0
Vodacom Lesotho (Proprietary) Limited
24.9
48.5
129.3
Vodacom Group (Proprietary) Limited
111.7
50.7
10.2
VM, S.A.R.L.
71.7
259.4
299.0
Vodacom International Limited (Mauritius)
-
-
0.2
Smartphone SP (Proprietary) Limited
15.2
12.2
-
Cointel V.A.S. (Proprietary) Limited
2.2
4.1
-
Skyprops 134 (Proprietary) Limited
-
16.6
-
6,206.7
7,135.2
8,822.4
The capital expenditure of the Group will be ﬁnanced through internal cash generation, extended supplier credit and bank credit.

2006
2007
2008
Rm
Rm
Rm
37.        OTHER COMMITMENTS
Operating leases (Note 37.1)
6,845.6
2,765.2
4,570.9
Sport and marketing contracts (Note 37.2)
1,133.7
881.7
1,359.5
Other (Note 37.10)
-
-
94.0
7,979.3
3,646.9
6,024.4
Within one
Between one
After ﬁve
Total
year
and ﬁve years
years
Rm
Rm
Rm
Rm
37.1 Operating leases
Transmission and data lines GSM
385.0
1,055.1
172.8
1,612.9
Accommodation
149.6
620.3
903.0
1,672.9
Site rentals
186.0
560.0
510.0
1,256.0
Other operating leases
14.9
14.1
0.1
29.1
735.5
2,249.5
1,585.9
4,570.9
The remaining lease term for transmission and data lines is between 1 and 5 years with a ﬁxed price escalation clause per annum and various options to renew. The remaining lease term and escalation rate for ofﬁce accommodation is between 1 and 15 years and between 3% and 13% per annum respectively with an option to renew for a further period. The remaining lease term and escalation rate for other accommodation is between
1 month and 18 years and between 6% and 12% per annum respectively with a option to renew. The remaining average lease term for site rentals is 5 years and the lease escalates annually on the anniversary date using ﬁxed or consumer price index rates with an option to renew on the same terms and conditions.
Within one
Between one
After ﬁve
Total
year
and ﬁve years
years
Rm
Rm
Rm
Rm
37.2 Sport and marketing contracts
563.6
789.4
6.5
1,359.5
37.3 Service providers
Service provider agreements with the Group’s independent service providers were extended for a further period of
ﬁve years during the 2006 ﬁnancial year.
37.4 Cellular licence fees
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

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
37.
OTHER COMMITMENTS (CONTINUED)
37.5
Global Alliance fees
The Group pays annual fees from February 18, 2005 for services provided to the Group by Vodafone Group
Plc. The fee is calculated as a percentage of revenue and amounted to R303.9 million (2007: R249.8 million;
2006: R175.2 million).
37.6
Retention incentives
The Group has committed a maximum of R1,316.6 million (2007: R651.9 million; 2006: R456.0 million) in respect of customers already beyond their normal 24 month contract period, but who have not yet upgraded into new contracts, and therefore have not utilised the incentives available for such upgrades. The Group has not recognised the liability, as no legal obligation exists, since the customers have not yet entered into new contracts.
37.7
Activation bonuses
The Group has a potential liability in respect of activation bonuses payable related to starter packs sold which have not yet been validated. The exposure is estimated at approximately R14.4 million (2007: R7.8 million;
2006: R8.9 million).
37.8
Activation commissions
The Group has a commitment to a maximum of R119.3 million (2007: R115.6 million; 2006: R141.7 million) in terms of activation commissions on gross prepaid connections in excess of the legal liability recorded in the ﬁnancial statements.
37.9
Transmission and data lines
Effective April 1, 2006 most transmission and data line links were migrated to new BTS and Broadband agreements.
The Group’s commitment to Telkom SA Limited in respect of transmission line rentals of R914.9 million per annum may be adjusted downwards in the future depending on the Group’s self-provisioning capabilities and the availability of alternative transmission players in the market place from whom the Group may source transmission on a competitive basis and as a result no future commitments are disclosed in Note 37.1.
Within one
Between one
After ﬁve
Total
year
and ﬁve years
years
Rm
Rm
Rm
Rm
37.10 Other
14.9
79.1
-
94.0
Included above are various other accommodation commitments.

2006
2007
2008
Rm
Rm
Rm
38.        CONTINGENCIES
Various other legal matters
5.0
7.6
7.0
38.1 Negative working capital ratio
For the ﬁnancial years ended March 31, 2008, 2007 and 2006 the Group had a negative working capital ratio.
A negative working capital ratio arises when the Group’s current liabilities are greater than the current assets. The
Group’s management believes that based on its operating cash ﬂow, it will be able to meet liabilities as they arise and that it is in compliance with all covenants contained in the borrowing agreements.
38.2 Universal Service Obligation
The Group has a potential liability in respect of the 1800 MHz Universal Service Obligation in terms of the distribution costs relating to 2.5 million SIM cards.
38.3 Unresolved taxation matters
The Group is regularly subject to an evaluation, by the taxation authorities, of its direct and indirect taxation ﬁlings.
The consequence of such reviews is that disputes can arise with the taxation authorities over the interpretation or application of certain taxation rules applicable to the Group’s business. These disputes may not necessarily be resolved in a manner that is favourable for the Group. Additionally the resolution of the disputes could result in an obligation for the Group.
The Group has discussions with relevant taxation authorities on speciﬁc matters regarding the application and interpretation of taxation legislation affecting the Group and the industry in which it operates. No reliable assessment can be made at this time of any exposure, if any, that the Group may incur.
The Group has considered all matters in dispute with the taxation authorities and has assessed the deductibility of expenses initially disallowed for taxation purposes. Deferred taxation assets have only been recognised in this regard if it is probable that the Group will succeed in its disagreements with the taxation authorities.
38.4 Various legal contingencies
The Group is currently involved in various legal proceedings against it. Certain of these proceedings are long outstanding and many of these are employee related matters. The Group in consultation with its legal counsel has assessed the outcome of these proceedings and the likelihood that certain of these cases are not likely to be in the
Group’s favour. Following this assessment, the Group’s management has determined that no provision is required in respect of these legal proceedings as at March 31, 2008.
38.5 Contingent asset
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

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
38.        CONTINGENCIES (CONTINUED)
38.6
Customer registration
The telecommunications industry in the Democratic Republic of the Congo is subject to a recently promulgated ministerial decree requiring the registration of the entire customer base of all network operators. This decree requires prescribed particulars of all customers to be obtained and maintained by June 30, 2008. The sanction for non-compliance by any operator who has not identiﬁed its customers in accordance with the requirements of this decree within three months from March 28, 2008 could result in:
·  a ﬁne equivalent to between US$5 thousand and US$10 thousand per customer; and
·  suspension of the licence for a period not exceeding three months in the event of repetition; and
·  suspension of the licence in the event of a likely disturbance of law and order/safety.
The Group is making every effort to obtain the required information but management believes it is unlikely that the
Group will meet all the requirements as prescribed in this decree by June 30, 2008. Management is engaging with the relevant ministries on this matter and is presently unable to reliably assess the potential impact on the Group in the event of non-compliance with this decree.
39.        RETIREMENT BENEFITS
All eligible employees of the Group are members of the Vodacom Group Pension Fund, a deﬁned contribution pension scheme. Certain executive employees of the Group are also members of the Vodacom Executive Provident
Fund, a deﬁned contribution provident scheme. Both schemes are administered by ABSA Consultants and Actuaries
(Proprietary) Limited. Current contributions to the pension fund amounted to R113.4 million (2007: R84.7 million;
2006: R76.4 million). Current contributions to the provident fund amounted to R13.5 million (2007: R12.7 million;
2006: R12.9 million). South African funds are governed in terms of the Pension Funds Act of 1956.
40. EVENTS SUBSEQUENT TO YEAR END
The Directors are not aware of any matter or circumstance arising since the end of the ﬁnancial year, not otherwise dealt with in the consolidated annual ﬁnancial statements, which signiﬁcantly affects the ﬁnancial position of the company as at March 31, 2008 or the results of its operations or cash ﬂows for the year ended, other than the following:
40.1 Broad Based Black Economic Empowerment ("BBBEE")
The Group is in the process of ﬁnalising a R7.5 billion BBBEE equity deal whereby strategic business partners, employees and the black public will have the opportunity to share in the success of Vodacom South Africa going forward.
40.2 Global Telematics SA (Proprietary) Limited
On October 26, 2007 Vodacom Service Provider Company (Proprietary) Limited ("VSPC"), entered into an agreement with Global Telematics SA (Proprietary) Limited ("Global Telematics"). In terms of the agreement Glocell Service
Provider Company (Proprietary) Limited ("GSPC"), will cede, transfer and assign its agreements together with all of its obligations and its rights attaching to its customers connected to the Vodacom Network to Global Telematics. GSPC connects all voice contract customers and sells pre-paid starter packs on behalf of Global Telematics. VSPC will acquire the consolidated customer base from Global Telematics which will consist of active prepaid customers, active contract customers and active telemetry customers, subject to certain suspensive conditions. Once these suspensive conditions are met the transaction would be effective.
40.3 VM, S.A.R.L. trading as Vodacom Mozambique
Effective May 12, 2008 Vodacom International Limited sold 5% of its 90% owned equity investment in Vodacom
Mozambique, leaving Vodacom International Limited with an 85% equity investment in Vodacom Mozambique.
Certain suspensive conditions are to be met before the transaction will be effective.

2006
2007
2008
Rm
Rm
Rm
41. RELATED PARTY TRANSACTIONS
41.1 Balances with related parties
Related party transactions occur within the Group. Details of transactions entered into are as follows:
Included in accounts receivable
Telkom SA Limited – Interconnect
509.7
699.3
761.7
Telkom SA Limited – Other
6.3
6.9
16.2
Vodafone Group Plc and subsidiaries
12.7
20.9
13.4
Transactions with entities in which related parties
have an interest
-
-
37.1
Included in accounts payable
Telkom SA Limited – Interconnect
(85.3)
(80.1)
(83.9)
Telkom SA Limited – Other
(16.5)
(41.3)
(23.2)
Vodafone Group Plc and subsidiaries
(4.7)
(6.4)
(328.1)
Transactions with entities in which related parties
have an interest
-
(8.0)
(3.4)
Dividends payable
Telkom SA Limited
(1,400.0)
(1,450.0)
(1,595.0)
Vodafone Holdings (SA) (Proprietary) Limited
(980.0)
(867.1)
(641.2)
Vodafone Telecommunications Investments
(SA) (Propietary) Limited                                                                (420.0)                     (582.9)                    (953.8)
These outstanding balances are unsecured and will be settled in cash in the ordinary course of business. No guarantees or provision for doubtful debts have been recognised.
41.2 Transactions with related parties
Telkom SA Limited and subsidiaries
(Entity with joint control over the Group)
(798.5)
(1,221.3)
(1,436.1)
Audit fees recovered
4.8
6.1
5.9
Cellular usage
37.0
45.6
54.0
Installation of transmission lines
(93.4)
(67.6)
(100.2)
Interconnect expense
(464.3)
(468.2)
(468.1)
Interconnect income
2,817.8
2,908.4
2,963.4
Interest paid – commercial
(0.1)
(0.1)
(0.2)
Lease of transmission lines
(752.1)
(839.0)
(928.2)
Other
4.8
(75.4)
41.1
Site costs
(26.3)
(30.9)
(40.0)
Telephone landline usage
(26.7)
(14.9)
(10.7)
Site rental income
10.8
14.7
16.9
Telkom prepaid vouchers
(60.8)
-
-
Dividend payable
(1,400.0)
(1,450.0)
(1,595.0)
Dividend paid
(850.0)
(1,250.0)
(1,375.0)

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
2006
2007
2008
Rm
Rm
Rm
41.
RELATED PARTY TRANSACTIONS (CONTINUED)
41.2
Transactions with related parties (continued)
Vodafone Group Plc and subsidiaries
(192.0)
(338.2)
(417.9)
Roaming income
73.6
108.4
141.0
Roaming expense
(90.6)
(188.9)
(256.9)
Global alliance agreement
(175.2)
(249.8)
(303.9)
Other
0.2
(7.9)
1.9
Vodafone Holdings (SA) (Proprietary) Limited
(Entity with joint control over the Group)
(1,575.0)
(1,614.6)
(1,194.0)
Dividend payable
(980.0)
(867.1)
(641.2)
Dividend paid
(595.0)
(747.5)
(552.8)
Vodafone Telecommunications Investments (SA) (Proprietary) Limited
(679.8)
(1,085.4)
(1,776.1)
Dividend payable
(420.0)
(582.9)
(953.8)
Dividend paid
(255.0)
(502.5)
(822.3)
Interest payments
(1.9)
-
-
Facility fees
(0.9)
-
-
Aircraft charter fees
(2.0)
-
-
Gogga Tracking Solutions (Proprietary) Limited
-
-
(4.8)
Prepaid contracts activations and upgrades
-
-
(4.8)
XLink Communications (Proprietary) Limited
-
-
(5.9)
Prepaid contracts activations and upgrades
-
-
(5.9)
Transactions with entities in which related parties have an interest
(20.3)
(40.6)
53.0
During the previous year the Group acquired a 10%
shareholding in WBS Holdings (Proprietary) Limited for R80.8 million, a company in which a family member of a Group
director has signiﬁcant inﬂuence.
41.3
Key management personnel compensation
(excluding directors’ emoluments)
Key management personnel remuneration
(56.0)
(83.1)
(112.7)
Salaries and restraint of trade payments
(17.1)
(32.7)
(32.0)
Fringe beneﬁts
(0.6)
(0.8)
(1.2)
Bonuses and incentives
(30.6)
(37.6)
(61.1)
Long-term beneﬁts
(7.6)
(12.0)
(18.4)
Other
(0.1)
-
-
Included in key management personnel’s remuneration
(2.2)
(3.8)
(8.6)
Pension fund employer contributions
(1.2)
(1.7)
(4.3)
Provident fund employer contributions
(0.6)
(1.7)
(3.5)
Medical aid employer contributions
(0.4)
(0.4)
(0.8)
Key management include Chief Ofﬁcers and Group Executives.

2006
2007
2008
Rm
Rm
Rm
41.
RELATED PARTY TRANSACTIONS (CONTINUED)
41.4
Directors’ emoluments
Directors’ remuneration
(96.7)
(76.7)
(86.5)
Executive directors – fees as directors: salaries and
restraint of trade payments
(35.6)
(16.3)
(18.7)
Executive directors – fees as directors: fringe beneﬁts
(0.7)
(1.2)
(0.6)
Executive directors – fees as directors: bonuses and
incentives
(46.2)
(48.5)
(52.2)
Executive directors – long-term beneﬁts
(13.6)
(8.5)
(13.6)
Non-executive directors – fees as directors
(0.6)
(2.2)
(1.4)
Included in directors’ remuneration
(4.2)
(15.8)
(7.5)
Pension fund employer contributions
(0.5)
(8.3)
(2.5)
Provident fund employer contributions
(3.5)
(7.3)
(4.8)
Medical aid employer contributions
(0.2)
(0.2)
(0.2)
Directors’ remuneration and emoluments paid and accrued by:
(96.7)
(76.7)
(86.5)
Vodacom Group (Proprietary) Limited
(77.1)
(64.8)
(71.2)
Subsidiaries
(19.6)
(11.9)
(15.3)

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
42.1 Categories of ﬁnancial instruments
Total         At fair value      Loans and     Available-for-
Financial     Finance lease
Equity and
through proﬁt     receivables      sale ﬁnancial    liabilities at
receivables     non ﬁnancial
or loss: Held
assets
amortised     and payables
assets and
for trading
cost
liabilities
Notes
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2006
Assets
Non-current assets
Property, plant
and equipment
10     13,386.6
-
-
-
-
-
13,386.6
Intangible assets
11       1,954.9
-
-
-
-
-
1,954.9
Financial assets
12
92.1
-
92.1
-
-
-
-
Deferred taxation
13
297.6
-
-
-
-
-
297.6
Deferred cost
311.2
-
-
-
-
-
311.2
Lease assets
16
36.8
-
-
-
-
6.2
30.6
Current assets
Deferred cost
451.8
-
-
-
-
-
451.8
Financial assets
12
149.3
149.3
-
-
-
-
-
Inventory
14
454.3
-
-
-
-
-
454.3
Trade and other
receivables
15      4,474.0
-
4,180.7
-
-
-
293.3
Lease assets
16
13.1
-
-
-
-
13.1
-
Cash and cash
equivalents
34      3,146.1
-
3,146.1
-
-
-
-
Total assets
24,767.8
149.3          7,418.9
-
-
19.3          17,180.3
Equity
Ordinary share
capital
17
*
-
-
-
-
-
*
Retained earnings
8,583.0
-
-
-
-
-
8,583.0
Non-distributable
reserves
18
(194.0)
-
-
-
-
-
(194.0)
Equity attributable
to equity
holders of the parent
8,389.0
-
-
-
-
-
8,389.0
Minority interests
19
283.3
-
-
-
-
-
283.3
Total equity
8,672.3
-
-
-
-
-
8,672.3
Non-current liabilities
Interest bearing debt       21
819.2
-
-
-
90.9
728.3
-
Deferred taxation
13
602.3
-
-
-
-
-
602.3
Deferred revenue
320.3
-
-
-
-
-
320.3
Provisions
23
372.3
-
-
-
-
-
372.3
Other non-current
liabilities
24
122.5
-
-
-
-
-
122.5
Current liabilties
Trade and other
payables
25     5,104.7
-
-
-
4,940.2
-
164.5
Deferred revenue
1,604.5
-
-
-
-
-
1,604.5
Taxation payable
630.2
-
-
-
-
-
630.2
Non-interest bearing
debt
22
4.3
-
-
-
4.3
-
-
Interest bearing debt       21      1,645.5
-
-
-
1,566.3
79.2
-
Provisions
23
623.0
-
-
-
-
-
623.0
Dividends payable
2,800.0
-
-
-
2,800.0
-
-
Derivative ﬁnancial
liabilities
42
60.9
60.9
-
-
-
-
-
Bank borrowings
34      1,385.8
-
-
-
1,385.8
-
-
Total liabilities
16,095.5
60.9
-
-        10,787.5
807.5
4,439.6
Total equity and
liabilities
24,767.8
60.9
-
-        10,787.5
807.5       13,111.9
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.1 Categories of ﬁnancial instruments (continued)
Total           At fair value     Loans and     Available-for-
Financial   Finance lease
Equity and
through proﬁt    receivables      sale ﬁnancial      liabilities at
receivables     non ﬁnancial
or loss: Held assets
amortised    and payables
assets and
for trading
cost liabilities
Notes Rm Rm Rm Rm Rm Rm Rm
2007
Assets
Non-current assets
Property, plant and
equipment
10   17,073.2
- - - - - 17,073.2
Intangible assets
11     2,700.3
- - - - - 2,700.3
Financial assets 12 209.5 - 114.4 95.1 - - -
Deferred taxation 13 386.1 - - - - - 386.1
Deferred cost 396.4 - - - - - 396.4
Lease assets 16 78.8 - - - - 43.7 35.1
Current assets
Deferred cost 574.8 - - - - - 574.8
Financial assets 12 207.5 191.3 16.2 - - - -
Inventory 14 364.3 - - - - - 364.3
Trade and other
receivables
15     5,675.0
- 5,334.9 - - - 340.1
Lease assets 16 32.9 - - - - 32.9 -
Cash and cash
equivalents
34 771.4 - 771.4 - - - -
Total assets
28,470.2
191.3          6,236.9
95.1 - 76.6 21,870.3
Equity
Ordinary share
capital
17 * - - - - - *
Retained earnings 9,523.2 - - - - - 9,523.2
Non-distributable
reserves
18 (97.4) - - - - - (97.4)
Equity attributable
to equity
holders of the parent
9,425.8 - - - - - 9,425.8
Minority interests 19 221.2 - - - - - 221.2
Total equity
9,647.0 - - - - - 9,647.0
Non-current liabilities
Interest bearing debt       21     2,051.4
- - - 1,436.4 615.0 -
Non-interest bearing
debt
22 3.0 - - - 3.0 - -
Deferred taxation 13 757.3 - - - - - 757.3
Deferred revenue 412.3 - - - - - 412.3
Provisions 23 377.5 - - - - - 377.5
Other non-current
liabilities
24 210.6 - - - - - 210.6
Current liabilties
Trade and other
payables
25    6,874.4
- - - 6,688.0 - 186.4
Deferred revenue 1,904.8 - - - - - 1,904.8
Taxation payable 1,112.7 - - - - - 1,112.7
Interest bearing debt        21
501.0 - - - 387.4 113.6 -
Provisions 23 741.8 - - - - - 741.8
Dividends payable 2,990.0 - - - 2,990.0 - -
Derivative ﬁnancial
liabilities
42 7.2 7.2 - - - - -
Bank borrowings 34 879.2 - - - 879.2 - -
Total liabilities

18,823.2
7.2 -
-         12,384.0
728.6 5,703.4
Total equity and
liabilities
28,470.2 7.2 -
-         12,384.0
728.6 15,350.4

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.1 Categories of ﬁnancial instruments (continued)
Total      At fair value      Loans and    Available-for-
Financial   Finance lease
Equity and
through proﬁt    receivables     sale ﬁnancial       liabilities at
receivables     non ﬁnancial
or loss: Held
assets
amortised    and payables
assets and
for trading
cost
liabilities
Notes
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2008
Assets
Non-current assets
Property, plant
and equipment
10    19,119.6
-
-
-
-
-
19,119.6
Intangible assets
11
4,224.1
-
-
-
-
-
4,224.1
Financial assets
12
244.2
-
134.2
110.0
-
-
-
Deferred taxation
13
455.1
-
-
-
-
-
455.1
Deferred cost
333.3
-
-
-
-
-
333.3
Lease assets
16
92.0
-
-
-
-
89.5
2.5
Current assets
Deferred cost
705.9
-
-
-
-
-
705.9
Financial assets
12
444.9
415.2
29.7
-
-
-
-
Inventory
14
636.9
-
-
-
-
-
636.9
Trade and other
receivables
15
6,801.1
-
6,356.7
-
-
-
444.4
Lease assets
16
140.5
-
-
-
-
122.9
17.6
Cash and cash
equivalents
34
977.6
-
977.6
-
-
-
-
Total assets
34,175.2
415.2
7,498.2
110.0
-
212.4
25,939.4
Equity
Ordinary share
capital
17
*
-
-
-
-
-
*
Retained earnings
11,392.9
-
-
-
-
-
11,392.9
Non-distributable
reserves
18
8.8
-
-
-
-
-
8.8
Equity attributable
to equity
holders of the parent
11,401.7
-
-
-
-
-
11,401.7
Minority interests
19
403.6
-
-
-
-
-
403.6
Total equity
11,805.3
-
-
-
-
-
11,805.3
Non-current liabilities
Interest bearing debt       21
3,025.8
-
-
-
2,605.1
420.7
-
Non-interest bearing
debt
22
6.0
-
-
-
6.0
-
-
Deferred taxation
13
776.5
-
-
-
-
-
776.5
Deferred revenue
358.8
-
-
-
-
-
358.8
Provisions
23
373.7
-
-
-
-
-
373.7
Other non-current
liabilities
24
247.4
-
-
-
-
-
247.4
Current liabilties
Trade and other
payables
25
7,561.3
-
-
-
7,443.3
-
118.0
Deferred revenue
2,229.9
-
-
-
-
-
2,229.9
Taxation payable
580.5
-
-
-
-
-
580.5
Interest bearing debt       21
502.9
-
-
-
308.6
194.3
-
Provisions
23
909.5
-
-
-
-
-
909.5
Dividends payable
3,190.0
-
-
-
3,190.0
-
-
Derivative ﬁnancial
liabilities
42
10.8
10.8
-
-
-
-
-
Bank borrowings
34
2,596.8
-
-
-
2,596.8
-
-
Total liabilities
22,369.9
10.8
-
-        16,149.8
615.0
5,594.3
Total equity and
liabilities
34,175.2
10.8
-
-        16,149.8
615.0
17,399.6
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008

42.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2
RISK MANAGEMENT
The Group purchases or issues ﬁnancial instruments in order to ﬁnance its operations and to manage market risks
(foreign currency risk, interest rate risk and price risk) that arise from its operations and sources of ﬁnances. Various
ﬁnancial assets and liabilities for example trade and other receivables and trade and other payables, arise directly from the Group’s operations. Changing market conditions expose the Group to various ﬁnancial risks and have highlighted the importance of ﬁnancial risk management as an element of control for the Group. Principal ﬁnancial risk faced in the normal course of the Group’s business are market risks (foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and insurance risk.
A treasury function within Vodacom Group (Proprietary) Limited provides treasury and related services to the Group, including co-ordinating access to domestic and international ﬁnancial markets, and the managing of various risks relating to the Group’s operations.
Treasury operations are conducted within a framework of approved policies and guidelines that are continuously monitored by management and the Board of Directors, through the audit committee, the objective being to minimise exposure to market risks (foreign currency risk, interest rate risk and price risk) and liquidity risk. These risks are managed, subject to the limitation of the local markets in which the various Group companies operate in and the
South African Reserve Bank Regulations.
The Group uses a number of derivative instruments that are transacted for risk management purposes only. The Group does not trade in ﬁnancial instruments for speculative purposes.
The Group ﬁnances its operations through a mixture of retained proﬁts, bank borrowings and long-term loans.
Long-term ﬁnancing is arranged locally by the South African entities.
There has been no signiﬁcant change during the ﬁnancial year, or since the end of the ﬁnancial year, to the types of
ﬁnancial risks faced by the Group, the approach to the measurement of these ﬁnancial risks or the objectives, policies and processes for managing these ﬁnancial risks.
42.2.1   Market risk management
The Group’s activities expose it primarily to the risks of ﬂuctuations in foreign currency exchange rates (Note 42.2.1.1), interest rates (Note 42.2.1.2) and equity prices (Note 42.2.1.3).
Foreign currency risk refers to the risk that the fair value or future cash ﬂows of a ﬁnancial instrument will ﬂuctuate because of changes in foreign exchange rates.
Interest rate risk refers to the risk that the fair value of future cash ﬂows of a ﬁnancial instrument will ﬂuctuate because of changes in market interest rates.
Price risk refers to the risk that the fair value or future cash ﬂows of a ﬁnancial instrument will ﬂuctuate because of changes in market prices other than those arising from interest rate risk or currency risk.
The Group enters into various derivative ﬁnancial instruments to manage its exposure to interest rate risk and foreign currency risk, including:
· foreign exchange forward contracts to manage the exchange rate risk arising on foreign denominated transactions; and
· interest rate swaps to manage the risk of rising interest rates on borrowings.
Market risk exposures are measured using sensitivity analysis. A sensitivity analysis shows how proﬁt before taxation and equity would have been affected by changes in the relevant risk variable that were reasonably possible at the reporting date.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
42.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2
RISK MANAGEMENT (CONTINUED)
42.2.1    Market risk management (continued)
42.2.1.1 Foreign currency risk management
The Group undertakes certain transactions denominated in foreign currencies. Hence the Group has a policy to hedge foreign exchange risks on transactions denominated in other currencies above certain de minimis levels.
It is the Group's policy to enter into foreign exchange forward contracts to buy and/or sell speciﬁed amounts of foreign currencies in the future at a predetermined exchange rate. The contracts are entered into to manage the Group’s exposure to ﬂuctuations in foreign currency exchange rates on speciﬁc transactions. The contracts are matched with anticipated future cash ﬂows in foreign currencies primarily from purchase of capital equipment and to a lesser extent operating expenditure.
The Group has entered into numerous foreign exchange forward contracts to cover foreign capital commitments in respect of future imports of infrastructure.
The total fair value for foreign exchange forward contracts at year end was:
2006
2007
2008
Rm
Rm
Rm
Foreign currency asset
To buy
-
27.8
289.9
To sell
-
0.1
-
-
27.9
289.9
Foreign currency liability
To buy
(60.9)
(6.9)
-
To sell
-
(0.3)
(10.8)
(60.9)
(7.2)
(10.8)
The following table details the foreign exchange forward contracts outstanding at year end:
Foreign contract
Forward value
Fair value
value
Mil
Rm
Rm
Forward contracts to buy foreign currency
2006
United States Dollars
7.1
45.0
(0.7)
Euro
154.8
1,208.6
(34.5)
Pound Sterling
41.7
477.8
(25.7)
Swiss Franc
*
0.1
*
1,731.5
(60.9)
2007
United States Dollars
32.0
240.5
(6.9)
Euro
187.2
1,815.0
21.2
Pound
Sterling
32.3
457.3
6.6
Swiss Franc
0.2
1.3
*
Australian Dollar
*
0.3
*
2,514.4
20.9
Forward value represents the foreign contract value multiplied by the contract forward exchange rate.
*  Amount less than 50 000 of the currency.

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2 RISK MANAGEMENT (CONTINUED)
42.2.1    Market risk management (continued)
42.2.1.1 Foreign currency risk management (continued)
Foreign contract
Forward value
Fair value
value
Mil
Rm
Rm
Forward contracts to buy foreign currency (continued)
2008
United States Dollars
31.3
253.0
2.9
Euro
157.1
1,806.4
249.5
Pound Sterling
19.9
288.0
37.5
Swiss Franc
0.2
1.4
*
Australian Dollar
0.6
4.5
*
2,353.3
289.9
Forward contracts to sell foreign currency
2006
United States Dollars
0.1
0.8
*
Euro
4.0
30.3
*
Pound Sterling
0.3
3.2
*
Swiss Franc
*
0.1
*
34.4
*
2007
United States Dollars
*
0.2
*
Euro
4.4
43.2
0.1
Pound Sterling
3.9
55.7
(0.3)
99.1
(0.2)
2008
United States Dollars
0.6
5.0
*
Euro
7.7
89.3
(10.6)
Pound Sterling
0.7
10.7
(0.2)
Australian Dollar
0.3
2.1
*
107.1
(10.8)
Forward value represents the foreign contract value multiplied by the contract forward exchange rate.
*  Amount less than 50 000 of the currency.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
42.        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2
RISK MANAGEMENT (CONTINUED)
42.2.1   Market risk management (continued)
42.2.1.1 Foreign currency risk management (continued)
The Group has various monetary assets and liabilities in currencies other than the Group’s functional currency. The following table represents the net currency exposure (net carrying amount of foreign denominated monetary assets and liabilities) of the Group according to the different functional currencies of each entity within the Group.
South
Euro
Pound
United   Congolese
Swiss
Other
African
Sterling
States
Franc
Franc
Rand
Dollar
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2006
Net foreign currency monetary
assets/(liabilities)
Functional currency of company
operation
South African Rand
-
(850.5)
(330.4)
45.0
-
(0.2)
(0.8)
United States Dollar
(55.9)
(26.2)
-
-
(11.4)
(0.1)
38.0
Tanzanian Shilling
4.7
(13.6)
-
106.9
-
-
-
Mozambican Meticals
(0.2)
-
-
-
-
-
-
(51.4)
(890.3)
(330.4)
151.9
(11.4)
(0.3)
37.2
2007
Net foreign currency monetary
assets/(liabilities)
Functional currency of company
operation
South African Rand
-
(1,387.0)
(331.4)
(102.2)
-
(0.3)
2.4
United States Dollar
51.5
(49.9)
0.1
-
(3.2)
(0.4)
(30.8)
Tanzanian
Shilling
3.4
10.9
-
21.0
-
-
-
Mozambican Meticals
(33.7)
(0.3)
-
2.2
-
-
-
21.2
(1,426.3)
(331.3)
(79.0)
(3.2)
(0.7)
(28.4)
2008
Net foreign currency monetary
assets/(liabilities)
Functional currency of company
operation
South African Rand
-
(1,191.5)
(265.2)
(205.9)
-
(3.5)
(3.4)
United States Dollar
-
15.2
-
-
(34.1)
(0.3)
(0.1)
Tanzanian
Shilling
7.1
38.3
-
67.4
-
-
-
Mozambican Meticals
(27.2)
(0.1)
-
(14.5)
-
-
-
(20.1)    (1,138.1)
(265.2)
(153.0)
(34.1)
(3.8)
(3.5)
In terms of the Group’s policy the net currency exposure is managed in terms of foreign exchange forward contracts to buy and sell speciﬁed amounts of various foreign currencies in the future at pre-determined exchange rates.

42.        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2
RISK MANAGEMENT (CONTINUED)
42.2.1   Market risk management (continued)
42.2.1.1Foreign currency risk management (continued)
Foreign currency sensitivity analysis:
The Group is mainly exposed to the currencies mentioned below and to a lesser extent exposed to the following currencies: Australian Dollar, Tanzanian Shilling, Mozambican Meticals, Mauritian Rupee and Lesotho Maloti which have been combined as "Other" in the table below.
The following tables detail the Group's sensitivity to the below-mentioned percentage strenghtening and weakening in the functional currency against the relevant foreign currencies. This percentage is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. A reasonable possible change in prevailing African and non-African foreign currency exchange rates are based upon 12 month forward mid rates as published by Reuters and 12 month forward mid rates as published by Standard Bank respectively.
The sensitivity analysis includes only outstanding foreign-denominated monetary items and adjusts their translations at the period end for the speciﬁed percentage change in foreign currency rates.
A positive number below indicates an increase in proﬁt before taxation where the functional currency is expected to strengthen against the relevant currency in a net ﬁnancial liability position.
A negative number below indicates an decrease in proﬁt before taxation where the functional currency is expected to strengthen against the relevant currency in a net ﬁnancial asset position.
For the same percentage weakening of the functional currency against the relevant currency, there would be an equal and opposite impact on the proﬁt before taxation.
There were no changes in the methods and assumptions used in preparing the foreign currency sensitivity analysis.
South
Euro
Pound
United
Congolese
Swiss
Other
African
Sterling
States
Franc
Franc
Rand
Dollar
%
%
%
%
%
%
%
2006
Functional currency
South African Rands
-
29.3
32.5
17.7
11.8
20.4     13.7 - 24.6
United States Dollar
17.7
9.8
12.5
-
31.6
6.3
1.5 - 11.3
Tanzanian
Shilling
13.7
11.5
14.3
1.5
22.8
8.4
3.9
Mozambican Meticals
17.0
7.4
10.0
2.2
34.6
4.4
3.9
Proﬁt before taxation (Rm)
3.2
(16.9)
(38.3)
4.1
(2.8)
(0.2)
(1.0)
2007
Functional currency
South African Rands
-
31.9
13.1
11.5
12.8
26.6     11.0 - 21.0
United States Dollar
11.5
18.3
1.4
-
2.7
18.1
0.8 - 19.8
Tanzanian
Shilling
11.0
17.4
0.6
0.8
2.0
21.2
8.1
Mozambican
Meticals
17.7
8.6
6.9
8.2
6.0
12.1
8.1
Proﬁt before taxation (Rm)
6.3
(36.8)
(2.6)
2.1
0.1
-
0.2
2008
Functional currency
South African Rands
-
7.6
6.5
9.5
-
8.3
0.1 - 11.0
United States Dollar
9.5
5.1
2.6
-
10.0
5.5
5.0 - 10.0
Tanzanian
Shilling
11.0
7.5
5.0
2.5
-
-
-
Mozambican
Meticals
0.1
3.8
6.5
9.4
-
-
-
Proﬁt before taxation (Rm)
0.2
(54.4)
(1.0)
(7.7)
2.7
-
(0.6)
The closing exchange rates against the South African Rand in the current and prior years are as follows:
2006
2007
2008
United States Dollar
6.2
7.3
8.1
Tanzanian
Shilling
198.0
170.8
152.0
Mozambican
Meticals
4.4
3.6
3.0

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2 RISK MANAGEMENT (CONTINUED)
42.2.1   Market risk management (continued)
42.2.1.2 Interest rate risk management
The Group’s interest rate proﬁle consists of ﬁxed and ﬂoating rate loans and bank balances which exposes the Group to fair value interest rate risk and cash ﬂow interest rate risk and can be summarised as follows:
2006
2007
2008
Rm
Rm
Rm
Financial liabilities
Loans received and bank borrowings at ﬁxed rates of interest
(1,134.5)
(1,184.5)
(934.8)
Loans received and bank borrowings linked to South African
prime rates
(1,361.8)
(823.5)
(40.1)
Loans received and bank borrowings linked to Lesotho prime
rates
(7.5)
(3.0)
(24.4)
Loans received and bank borrowings linked to LIBOR
(1,286.2)
(1,382.8)
(1,670.2)
Loans received and bank borrowings linked to EURIBOR
(58.6)
(37.9)
-
Loans received and bank borrowings linked to RSA
money market rates
-
-
(2,456.0)
Loans received and bank borrowings linked to JIBAR
-
-
(1,000.0)
Finance leases linked to ﬁxed rates
(807.5)
(728.6)
(615.0)
(4,656.1)
(4,160.3)
(6,740.5)
Financial assets
Loans granted and bank deposits at ﬁxed rates of interest
168.1
194.2
496.1
Loans granted and bank deposits linked to money market
rates
471.0
537.0
421.5
Loans granted and bank deposits linked to South African
prime rates
2,603.1
180.5
74.1
Interest rate swaps linked to RSA BA rate
37.6
27.7
17.4
Loans granted and bank deposits linked to LIBOR
94.2
126.0
128.2
Loans granted and bank deposits linked to Lesotho prime
rates
13.5
-
116.3
Loans granted and bank deposits linked to RSA BA rate
-
-
18.4
Finance leases linked to ﬁxed rates
19.3
76.6
212.4
3,406.8
1,142.0
1,484.4
The risk is managed by the Group by maintaining an appropriate mix between ﬁxed and ﬂoating rate borrowings and by the use of interest rate swap contracts.
Interest rate swap contracts
The Group has entered into interest rate swap contracts that entitle, or oblige it to receive interest at a ﬁxed rate on notional principal amounts and entitle, or oblige it to pay interest at ﬂoating rates on the same notional principal amounts. The interest rate swaps allow the Group to swap long-term debt from ﬁxed rates into ﬂoating rates that are lower, or higher, than those available if it had borrowed at ﬂoating rates directly. Under the interest rate swaps, the
Group agrees with other parties to exchange, at speciﬁed quarterly intervals, the difference between ﬁxed rates and
ﬂoating rate interest amounts calculated by reference to the agreed notional principal amounts.

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2 RISK MANAGEMENT (CONTINUED)
42.2.1    Market risk management (continued)
42.2.1.2 Interest rate risk management (continued)
At March 31, 2008 the Group had three interest rate swaps:
Vodacom Group (Proprietary) Limited - the Company swapped its ﬁxed interest rate of 14.9% Nominal Annual
Compounded Quarterly ("NACQ") for a ﬂoating rate, linked to the Bankers Acceptance ("BA") rate plus margin of
2.0%. The termination date of the agreement is January 30, 2009.
Vodacom (Proprietary) Limited - the Company swapped its ﬁxed interest rate of 20.1% NACQ for a ﬂoating rate linked to the BA rate plus margin of 2.25%. The termination date of the agreement is August 24, 2012.
Vodacom (Proprietary) Limited - the Company swapped its ﬁxed interest rate of 13.3% NACS (Nominal Annual
Compounded Semi-annually) for a ﬂoating rate linked to the BA rate plus margin 2.0%. The termination date of the agreement is December 1, 2012.
2006
2007
2008
Rm
Rm
Rm
Fair value of interest rate swap asset
37.6
27.7
17.4
The fair value of the interest rate swap assets is represented by a notional principal amount of R170.5 million
(2007: R198.5 million; 2006: R217.7 million) at a weighted average ﬂoating interest rate of 13.4% NACM
(2007: 11.45% NACM; 2006: 9.3% NACM) and a weighted average ﬁxed interest rate of 15.1% NACM.
Interest rate sensitivity analysis:
The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative and non-derivative instruments at the balance sheet date. For ﬂoating rate instruments, the analysis is prepared assuming the amount of the instrument outstanding at the balance sheet date was outstanding for the whole year.
The basis points increases or decreases, as detailed in the table below, are used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates. Changes in prevailing market interest rates are based on economic forecasts as published by
Reuters.
A positive number below indicates an increase in proﬁt before taxation if interest rates were higher by the basis points indicated below in a net ﬁnancial asset position.
A negative number below indicates a decrease in proﬁt before taxation if interest rates were higher by the basis points indicated below in a net ﬁnancial liability position.
If interest rates were lower by the basis points indicated above, there would be an equal and opposite impact on the proﬁt before taxation.
The sensitivity analysis is representative of the Group’s exposure to interest rate risk with exception of dividends and taxation that are payable at the end of the ﬁnancial year and other interest bearing debt acquired
December 5, 2007. There were no changes in the methods and assumptions used in preparing the sensitivity analysis.
2006
2007
2008
Rm
Rm
Rm
RSA prime rates, JIBAR rates, Money market rates and
RSA BA rates
Basis point increase
200
200
100
Proﬁt before taxation
147.8
94.5
(24.7)
LIBOR
Basis point increase
50
260
20
Proﬁt before taxation
(0.3)
(1.6)
(1.8)
EURIBOR
Basis point increase
120
50
35
Proﬁt before taxation
1.0
0.2
-
Lesotho prime rates
Basis point increase
200
200
100
Proﬁt before taxation
0.4
0.7
1.3

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2 RISK MANAGEMENT (CONTINUED)
42.2.1    Market risk management (continued)
42.2.1.3 Price risk
The Group is exposed to equity price risk arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments.
Equity price risk sensitivity analysis:
The sensitivity analysis below has been determined based on the exposure to equity price risks at the reporting date.
The Group's available-for-sale ﬁnancial assets are valued using the discounted cash ﬂow method. Assuming a constant growth rate, a 1.0% increase in the discount rate would decrease the valuation of the investment by R6.6 million
(2007: R 7.0 million) and a 1.0% decrease in the discount rate would increase the valuation by R7.7 million
(2007: R8.6 million).
There were no changes in the methods and assumptions used in preparing the equity price sensitivity analysis.
42.2.2   Credit risk management
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in ﬁnancial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufﬁcient collateral, where appropriate, as means of mitigating the risk of ﬁnancial loss from defaults. The Group only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available, if not available, the Group uses other publicly available ﬁnancial information and its own trading records to rate its major customers. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate values of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the credit risk department.
Financial assets, which potentially subject the Group to concentrations of credit risk, consists principally of cash and cash equivalents, short-term deposits, derivative contracts including foreign exchange forward contracts and interest rate swaps, loans and receivables, investments and trade and other receivables, including ﬁnance lease receivables.
Financial guarantees granted also subject the Group to credit risk.
The Group’s cash and cash equivalents and short-term deposits are placed with high credit quality ﬁnancial institutions.
Credit risk with respect to trade and ﬁnance lease receivables is limited due to large number of customers comprising the Group’s customer base and stringent credit approval processes for contracted subscribers.
With respect to the foreign exchange forward contracts, the Group’s exposure is on the full amount of the foreign currency payable on settlement. The Group minimises credit risk relating to foreign exchange forward contracts and interest rate swaps by limiting the counterparties to major local and international banks, and does not expect to incur any losses as a result of non-performance by these counterparties. The positions in respect of these counterparties are closely monitored.
The Group’s exposure to credit risk with regards to loans and receivables are limited due to collateral held (Note 12).
The carrying amounts of ﬁnancial assets, excluding foreign exchange forward contracts and interest rate swaps, included in the consolidated balance sheets represent the Group’s maximum exposure to credit risk in relation to these assets.

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2 RISK MANAGEMENT (CONTINUED)
42.2.2   Credit risk management (continued)
The maximum credit exposure of forward exchange contracts and interest rate swaps is represented by the fair value of these contracts.
The maximum credit exposure of ﬁnancial guarantee contracts granted is the maximum amount the Group could be required to pay, or fund, without consideration of the probability of the actual outcome.
The Group holds collateral over certain trade and other receivables. The collateral is made up of demand guarantees from ﬁnancial institutions and can be exercised on overdue invoices. The collateral held amounted to
R1,086.1 million (2007: R795.8 million; 2006: R432.9 million).
There has been no signiﬁcant change during the ﬁnancial year, or since the end of the ﬁnancial year, to the Group’s exposure to credit risk, the approach to the measurement or the objectives, policies and processes for managing this risk.
Except as detailed in the following table, the carrying amount of ﬁnancial assets recorded in the ﬁnancial statements, which is net of impairment losses, represents the Group’s maximum exposure to credit risk without taking into account the value of any collateral obtained:
2006
2007
2008
Rm
Rm
Rm
Loans and receivables - South Africa
-
22.2
31.8
Loans and receivables - non-South African
92.1
108.4
132.1
Trade and other receivables - South Africa
3,823.2
4,546.0
5,576.6
Trade and other receivables - non-South African
376.8
865.4
992.5
Financial guarantee contracts granted *
1,152.0
1,311.9
1,484.5
5,444.1
6,853.9
8,217.5
*  Financial guarantees issued in support of Vodacom Congo (RDC) s.p.r.l are included as liabilities in the consolidated balance sheet.
No terms of ﬁnancial assets were renegotiated.
The following represents information on the credit quality of South African trade receivables that are neither past due nor impaired:
2006
2007
2008
%
%
%
High
-
-
-
Medium
1
1
1
Low
99
99
99
100
100
100
Deﬁnitions:
High: the probability exists that the debtor has defaulted in payments and entered into a delinquency scenario.
Medium: the probability exists that the debtor is experiencing ﬁnancial difﬁculties and is in arrears. The debtor is being managed closely to collect all overdue accounts.
Low: no default in payment has occurred or is anticipated by the debtor.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
42.        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2
RISK MANAGEMENT (CONTINUED)
42.2.2  Credit risk management (continued)
The following represents an analysis of the age of ﬁnancial assets that are past due but not impaired:
1 - 30 days
31 - 60 days
61 - 90 days
91 - 120 days
Total
past due
past due
past due
past due
Rm
Rm
Rm
Rm
Rm
2006
Trade and other receivables -
South
Africa
7.6
4.4
12.1
10.3
34.4
Trade and other receivables -
non-South African
7.7
11.0
-
-
18.7
15.3
15.4
12.1
10.3
53.1
2007
Trade and other receivables -
South
Africa
13.0
6.6
6.3
28.9
54.8
Trade and other receivables -
non-South African
19.6
27.6
-
-
47.2
32.6
34.2
6.3
28.9
102.0
2008
Trade and other receivables -
South
Africa
22.0
12.4
12.7
13.9
61.0
Trade and other receivables -
non-South African
8.4
19.4
-
-
27.8
30.4
31.8
12.7
13.9
88.8

42.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2
RISK MANAGEMENT (CONTINUED)
42.2.3   Liquidity risk management
Liquidity risk is the risk that the Group will not be able to meet its ﬁnancial obligations as they fall due.
In terms of its borrowing requirements, the Group ensures that adequate funds are available to meet its expected and unexpected ﬁnancial commitments through undrawn borrowing facilities. In terms of its long-term liquidity risk, a reasonable balance is maintained between the period over which assets generate funds and the period over which the respective assets are funded.
The following tables detail the Group’s remaining contractual maturity for its non-derivative ﬁnancial liabilities. The tables have been drawn up based on the undiscounted cash ﬂows of ﬁnancial liabilities based on the earliest date on which the Group can be required to pay. The table includes both estimated interest and principal cash
ﬂows. Estimated interest of ﬂoating interest rate ﬁnancial liabilities is calculated using the applicable yield curves at
March 31, 2008, 2007 and 2006.
0 - 1 year
2 years
3 years   4 years   5 years   5+ years
Not
Total
determined
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2006
Finance
leases
190.7
211.7
269.2
153.6
200.6
180.4
-
1,206.2
Funding
loans
1,527.3
-
-
-
-
-
90.9
1,618.2
Other short-term loans
39.0
-
-
-
-
-
-
39.0
Non-interest bearing debt
-
-
-
-
-
-
4.3
4.3
Trade and other payables
7,804.4
-
-
-
-
-
-     7,804.4
Bank
borrowings
1,385.8
-
-
-
-
-
-
1,385.8
10,947.2
211.7
269.2
153.6
200.6
180.4
95.2  12,057.9
2007
Finance
leases
211.7
271.2
153.6
200.6
98.7
82.1
-
1,017.9
Funding
loans
365.5
1.4     1,489.7
-
-
-
123.1
1,979.7
Other short-term loans
21.9
-
-
-
-
-
-
21.9
Non-interest bearing debt
-
-
-
-
-
-
3.0
3.0
Trade and other payables
9,742.5
-
-
-
-
-
-
9,742.5
Bank
borrowings
879.2
-
-
-
-
-
-
879.2
11,220.8
272.6    1,643.3
200.6
98.7
82.1
126.1    13,644.2
2008
Finance
leases
271.2
153.6
200.6
98.7
82.1
-
-
806.2
Funding
loans
421.1       1,665.3    1,089.0
-
-
-
142.6
3,318.0
Other short-term loans
8.1
-
-
-
-
-
-
8.1
Non-interest bearing debt
-
-
-
-
-
-
6.0
6.0
Trade and other payables
10,634.0
-
-
-
-
-
-     10,634.0
Bank
borrowings
2,596.8
-
-
-
-
-
-
2,596.8
13,931.2       1,818.9    1,289.6
98.7
82.1
-
148.6     17,369.1

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
42.        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2
RISK MANAGEMENT (CONTINUED)
42.2.3   Liquidity risk management (continued)
The following tables detail the Group’s liquidity analysis for its derivative ﬁnancial instruments. The tables have been drawn up based on the undiscounted net cash inﬂows/outﬂows on the derivative instruments that settle on a net basis and the undiscounted gross outﬂows on those derivatives that requires gross settlement. When the amount payable or receivable is not ﬁxed, the amount disclosed has been determined by reference to projected interest rates as illustrated by the yield curves existing at the reporting date.
0 - 1 year
2 years
3 years   4 years   5 years   5+ years
Not
Total
determined
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
2006
Net
settled:
Interest rate swaps
7.3
-
-
-
-
-
-
7.3
Foreign exchange
forward contracts
3.0
-
-
-
-
-
-
3.0
Gross settled:
Foreign exchange
forward contracts
1,650.6
-
-
-
-
-
-
1,650.6
1,660.9
-
-
-
-
-
-
1,660.9
2007
Net
settled:
Interest rate swaps
6.2
-
-
-
-
-
-
6.2
Foreign exchange
forward contracts
0.3
-
-
-
-
-
-
0.3
Gross settled:
Foreign exchange
forward contracts
2,322.5
-
-
-
-
-
-
2,322.5
2,329.0
-
-
-
-
-
-
2,329.0
2008
Net
settled:
Interest rate swaps
3.4
-
-
-
-
-
-
3.4
Foreign exchange
forward contracts
11.0
-
-
-
-
-
-
11.0
Gross settled:
Foreign exchange
forward contracts
2,134.8
100.4
-
-
-
-
-
2,235.2
2,149.2
100.4
-
-
-
-
-
2,249.6
42.2.4    Insurance risk management
The Group is exposed to insurance risk as a result of its asset base as well as its customer commitments. In terms of its insurance risk proﬁle the company ensures that there is adequate insurance cover through the utilisation of a special purpose insurance vehicle (Note 4).

42. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.2 RISK MANAGEMENT (CONTINUED)
42.2.5   Capital risk management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising return to shareholders.
The capital structure of the Group consists of debt, cash and cash equivalents and adjusted equity.
The Group monitors capital on the basis of debt to equity. The ratio is calculated as net debt (as deﬁned below) to adjusted equity (as deﬁned below).
Net debt comprises interest bearing debt, shareholder’s loans, outside shareholder’s loans, any other long-term liabilities, shareholder for dividends, secondary taxation payable on shareholders for dividends and cash and cash equivalents.
Adjusted equity comprises share capital, distributable reserves, non-distributable reserves less minority interest, trademarks and goodwill.
The Group’s strategy is to maintain a net debt to adjusted equity ratio of below 150%. The Group reviews its objectives on a semi-annual basis to ensure objectives are being met.
The net debt to equity ratio at year end was as follows:
2006
2007
2008
Rm
Rm
Rm
Debt
(5,619.0)
(5,919.1)
(7,043.6)
Cash and cash equivalents
1,760.3
(107.8)
(1,619.2)
Net debt
(3,858.7)
(6,026.9)
(8,662.8)
Adjusted equity
(7,647.2)
(8,274.0)
(9,308.0)
Net debt to adjusted equity ratio
50%
73%
93%
There were no changes in the Group’s objective, policies or processes for managing capital from the previous
ﬁnancial year.
The Group is not subject to externally imposed capital requirements.
42.3 VM, S.A.R.L. call option
In terms of the new shareholders’ agreement, effective April 1, 2007, the Group’s minority shareholders in VM,
S.A.R.L., Empresa Moçambicana de Telecommuniçãcoes S.A.R.L. (“Emotel”) and Intelec Holdings Limitada (“Intelec”)
have a option for a period of ﬁve years following the commencement date, April 1, 2007. In terms of the option,
Emotel and Intelec shall be entitled to acquire such numbers of further shares in and proportionate claims in and against VM, S.A.R.L. as will result in Emotel and Intelec each holding and beneﬁcially owning, in aggregate together with their shareholding in VM, S.A.R.L. as at April 1, 2007, 10% of the issued share capital, after the exercise of the option. The option can only be exercised in a single transaction and after all obligations to Vodacom International
Limited have been fully discharged. The method of determining the option price is speciﬁed in the shareholders’
agreement. The call option had a nil value at March 31, 2008.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
42.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
42.4
Smartphone SP (Proprietary) Limited put option
In terms of the shareholders’ agreement amended during the previous ﬁnancial year, the then minority shareholders of
Smartphone SP (Proprietary) Limited had a put option against Vodacom Group (Proprietary) Limited, should the Group or the company had terminated or failed to renew the Service Provider Agreement for any reason other than the expiry or cancellation of the Group’s South African licence. The previous put options had a nil value at March 31, 2007 and 2006 as the conditions set out in the agreement were not met. This put option was cancelled during the current year with the acquisition of the minority shareholders of Smartphone SP (Proprietary) Limited (Note 32).
42.5
Smartcom (Proprietary) Limited put option
In terms of the amended agreement between Vodacom Group (Proprietary) Limited (“the Group”), Smartphone SP
(Proprietary) Limited (“Smartphone”) and the minority shareholders of Smartcom (Proprietary) Limited (“Smartcom”), the then minority shareholders of Smartcom had a put option against the Group, should the Group had reduced the standard service provider discount below the average service provider discount provided by Vodacom (Proprietary)
Limited to its other service providers. The previous put options had a nil value at March 31, 2007 and 2006 as the conditions set out in the agreement were not met. This put option was cancelled with the acquisition of the minority shareholders of Smartcom (Proprietary) Limited (Note 32).
42.6
Congolese Wireless Network s.p.r.l. (“CWN”) put option
In terms of a shareholders agreement, the minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese
Wireless Network s.p.r.l. (“CWN”) has a put option which comes into effect three years after the commencement date, December 1, 2001, and for a maximum of ﬁve years thereafter. In terms of the option, CWN shall be entitled to put to Vodacom International Limited such number of shares in and claims on loan account against Vodacom
Congo (RDC) s.p.r.l. as constitute 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l. The option price will be the fair market value of the related shares at the date the put option is exercised. The put option has a nil value as at March 31, 2008, 2007 and 2006. The option liability had a value of R396.5 million (2007: R249.3 million; 2006: Rnil) as at March 31, 2008 (Note 25).
42.7
The Somnium Family Trust (“the Trust”) call option
The Somnium Family Trust (“the Trust”) granted Vodacom Ventures (Proprietary) Limited a call option to purchase such number of shares in Gogga Tracking Solutions (Proprietary) Limited from the Trust totalling 23% of the issued share capital of the company on the date upon which the option is exercised. The option will lapse after 36 months following the month in which the triggering events, as stipulated in the option agreement, occurs. The option price is speciﬁed in the option agreement. The call option had a nil value at March 31, 2008 and 2007.
42.8
WBS Holdings (Proprietary) Limited call option
The Group has purchased a 10% equity stake in WBS Holdings (Proprietary) Limited effective January 31, 2007.
WBS Holdings (Proprietary) Limited has on the same date granted the Group an option to subscribe in such number of further shares as will result in the Group holding and beneﬁcially owning, in aggregate 25.5% of the total issued ordinary share capital of the company after the exercise of the option. The option can be exercised by the Group until
February 27, 2009, subject to the fulﬁlment of the conditions precedent as set out in the sales of shares and option agreement. The call option had a nil value at March 31, 2008 and 2007.
42.9
G-Mobile Holdings Limited call option
G-Mobile Holdings Limited granted to Vodacom Ventures (Proprietary) Limited an irrevocable call option to subscribe for such number of further shares as would result in Vodacom Ventures (Proprietary) Limited holding and beneﬁcially owning, in aggregate together with the subscription shares 26% of the total issued share capital of G-Mobile
Holdings Limited after the exercise of the option at a speciﬁed price. The option had a nil value at March 31, 2007.
This call option was exercised during the current year.

43. GOODWILL IMPAIRMENT TEST
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
Goodwill impairment tests are performed annually in terms of IFRS 3: Business Combinations (“IFRS 3”) to compare the fair value of each of the cash-generating units to its carrying amount. Goodwill impairment testing is conducted at cash-generating unit levels of the business and is based on a cash ﬂow-based valuation model to determine the fair value of the cash-generating unit. The assumptions used in estimating future cash ﬂows were based upon the business forecasts and incorporated external information from industry sources, where applicable. Changes in certain of these estimates could have an effect on the estimated fair value of the cash-generating unit. Judgements in estimating discounted cash ﬂows also include the selection of the pre-tax discount rate (weighted average cost of capital) to be used in the valuation model. The discount rate used in the valuation model considered a targeted debt and equity mix, a market risk premium, and other factors considered with valuation methodologies.
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
South Africa
The recoverable amounts of goodwill relating to Vodacom (Proprietary) Limited and Vodacom Service Provider
Company (Proprietary) Limited, which now includes the operations of Smartphone SP (Proprietary) Limited, Smartcom
(Proprietary) Limited and Cointel V.A.S. (Proprietary) Limited, has been determined on the basis of value in use calculations. These companies operate in the same economic environment for which the same key assumptions were used. These values in use calculations use cash ﬂow projections based on ﬁnancial budgets approved by management covering a ten year period and discount rates of between 12.0% and 15.0% in Rand terms. Ten year management accounts were used as expectations of strong revenue growth throughout the ten year period exists.
The implied terminal growth rate is between 4.0% and 6.0%. Management believes that any reasonable change in any of these key assumptions would not cause the aggregate carrying amount of these companies to exceed the aggregate recoverable amount of these units.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
43.      GOODWILL IMPAIRMENT TEST (CONTINUED)
Democratic Republic of Congo
The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Congo (RDC) s.p.r.l.
The calculation uses cash ﬂow projections based on ﬁnancial budgets approved by management covering a ten year period and a discount rate which ranged between 16.0% and 19.0% in US Dollar terms. Ten year management accounts were used as expectations of strong revenue growth throughout the ten year period exists. Cash ﬂows beyond this period have been extrapolated using annual nominal growth rates which ranged between 2.0% and 5.0%. Management believes that these growth rates do not exceed the long-term average growth rate for the market in which this company operates. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.
Tanzania
The recoverable amount of this cash-generating unit was based on a value in use calculation for Vodacom Tanzania Limited.
The calculation uses cash ﬂow projections based on ﬁnancial budgets approved by management covering a ten year period and a discount rate which ranged between 16.0% and 19.0% in Tanzanian Shilling terms. Ten year management accounts were used as expectations of strong revenue growth throughout the ten year period exists. The terminal growth rate applicable ranged between 7.0% and 11.0%, relative to a long-term inﬂation target of 7.0%. Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount.
Tanzania
Rm
9.2
Expected customer base
Closing customer base in the
period immediately preceding
the budget period increased
for expected growth.
Value assigned to key
assumption reflects past
experience, except for potential
growth. Growth is based on
market expectation.
Closing customer base in the
period immediately preceding
the budget period increased
for expected growth.
ARPU
Value assigned to key
assumption reflects past
experience. Growth is based
on expected market forces
and external sources of
information.
Democratic Republic of Congo
Rm
148.1
Expected customer base
Closing customer base in the
period immediately preceding
the budget period increased
for expected growth.
Value assigned to key
assumption reflects past
experience, except for potential
growth. Growth is based on
market expectation.
Closing customer base in the
period immediately preceding
the budget period increased
for expected growth.
ARPU
Value assigned to key
assumption reflects past
experience. Growth is based
on expected market forces
and external sources of
information.
South Africa
Rm
1,739.3
Expected customer base
Closing customer base in the
period immediately preceding
the budget period increased
for expected growth.
Value assigned to key
assumption reflects past
experience, except for potential
growth. Growth is based on
market expectation.
Closing customer base in the
period immediately preceding
the budget period increased
for expected growth.
ARPU
Value assigned to key
assumption reflects past
experience. Growth is based
on expected market forces
and external sources of
information.
March 31, 2008
Carrying amount of
goodwill
Key assumption
Basis for determining
value(s) assigned to key
assumptions
Basis for determining
value(s) assigned to key
assumptions
Key assumption

43.      GOODWILL IMPAIRMENT TEST (CONTINUED)
Tanzania
Gross margin
Average gross margin achieved
in period immediately before
the budget period, increased
for expected efficiency
improvements.
Value assigned to key
assumption reflects past
experience, except for
efficiency improvements.
Capital expenditure
Total capital expenditure
achieved in period immediately
before the budget period,
adjusted for expected network
coverage roll out.
Value assigned based
on management’s expected
network coverage roll out.
ZAR/TZS and USD/TZS
exchange rates during the
budget period.
Average market forward
exchange rate over the budget
period.
Value assigned to key
assumption is consistent with
external sources of information.
Democratic Republic of
Congo
Gross margin
Average gross margin achieved
in period immediately before
the budget period, increased
for expected efficiency
improvements.
Value assigned to key
assumption reflects past
experience, except for
efficiency improvements.
Capital expenditure
Total capital expenditure
achieved in period immediately
before the budget period,
adjusted for expected network
coverage roll out.
Value assigned based
on management’s expected
network coverage roll out.
ZAR/USD exchange rate
during the budget period.
Average market forward
exchange rate over the budget
period.
Value assigned to key
assumption is consistent with
external sources of information.
South Africa
Gross margin
Average gross margin achieved
in period immediately before
the budget period, increased
for expected efficiency
improvements.
Value assigned to key
assumption reflects past
experience, except for
efficiency improvements.
Capital expenditure
Total capital expenditure
achieved in period immediately
before the budget period,
adjusted for expected network
coverage roll out.
Value assigned based
on management’s expected
network coverage roll out.
March 31, 2008
Key assumption
Basis for determining
value(s) assigned to key
assumptions
Key assumption
Basis for determining
value(s) assigned to key
assumptions
Basis for determining
value(s) assigned to key
assumptions
Key assumption

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
44.
UNDRAWN BORROWING FACILITIES AND GUARANTEES
44.1
Rand denominated facilities and guarantees
The Group has Rand denominated credit facilities totalling R5,788 million (2007: R4,989.0 million; 2006: R7,083.0 million) with R2,456 million (2007: R816.0 million; 2006: R1,114.0 million) utilised at March 31, 2008. The facilities that are uncommitted, can also be utilised for loans to foreign entities and are subject to review at various dates (usually on an annual basis). Certain of the facilities are still subject to the Group’s ﬁnal acceptance.
Guarantor
Details
Beneﬁciary
2006
2007
2008
Rm
Rm
Rm
Vodacom (Proprietary)
All guarantees less than R2.0 million.
Various
2.6
2.7
2.4
Limited
Vodacom Service Provider    All guarantees less than R2.0 million.
Various
2.8
2.6
2.9
Company (Proprietary)
Limited
Vodacom Service Provider    Guarantee in respect of receipt by
SA Insurance
21.1
27.0
32.0
Company (Proprietary)
independent intermediaries of premiums       Association for
Limited
on
behalf of short-term insurers and Lloyds  beneﬁt of
underwriters, and relating to short-term
insurers
insurance business carried on in South
Africa. Renewable annually.
Vodacom (Proprietary)
Letter of undertaking in respect of land.       Attorneys
-
6.8
16.9
Limited
Smartcom (Proprietary)
Guarantees for salary bank account
Various
2.9
3.2
-
Limited
and debit orders.
Cointel V.A.S. (Proprietary)   Guarantees for operating lease
Limited
and debit orders.
Various
-
1.5
-
29.4
43.8
54.2
44.2
Foreign denominated facilities and guarantees
The following foreign denominated facilities are in place:
Company
Details
As at
As at
March 31,
March 31,
2008
2008
Million
Million
Total facility
Utilised
Vodacom International
Revolving term loan
US$180.0
US$180.0
Limited
Vodacom Congo (RDC)
Various
US$18.5
US$9.4
s.p.r.l.
Vodacom Lesotho
Overdraft facilities with various banks
M40.0
M0.0
(Proprietary) Limited
VM, S.A.R.L.
Overdraft facility
US$0.5
US$0.0

44. UNDRAWN BORROWING FACILITIES AND GUARANTEES (CONTINUED)
44.2 Foreign denominated facilities and guarantees (continued)
The following foreign denominated guarantees have been issued:
Guarantor/Issuer
Details
Beneﬁciary
Currency
2006
2007
2008
Rm
Rm
Rm
Vodacom Group
Guarantees issued for
Standard Bank
US$180.0 million    1,114.4
1,311.9
1,462.6
(Proprietary)
the obligations of
Plc and RMB
(2007:
Limited
Vodacom
International       International
US$180.0 million
Limited’s term loan
(Dublin) Limited
(2006:
facility * #
US$180.0 million)
Nedbank Limited
Unsecured standby
Alcatel CIT
€
nil (2007:
85.7
-
-
on behalf of
letters of credit
€
nil; 2006:
Vodacom
€
11.4 million)
(Proprietary) Limited
Vodacom
Guarantees issued
Alcatel CIT
€
nil (2007:
37.6
-
-
International
for the obligations of
€
nil (2006:
Limited
Vodacom
Congo
€
5.0 million)
(RDC) s.p.r.l. *
1,237.7
1,311.9
1,462.6
*   Foreign denominated guarantees amounting to R1,462.6 million (2007: R1,311.9 million; 2006: R1,152.0 million issued in support of Vodacom Congo (RDC) s.p.r.l. are included as liabilities in the consolidated balance sheets.
#  The Group is in compliance with the covenants attached to the term loan facility.
Vodacom (Proprietary) Limited provides an unlimited guarantee for borrowings entered into by Vodacom Group
(Proprietary) Limited.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
45.
SEGMENTAL INFORMATION
Vodacom’s reportable segments are geographical business units that offer comparable business products and services however they are separately managed because the mobile telecommunication and data communication businesses are located in South Africa and non-South African countries.
Vodacom has six reportable segments: South Africa, Tanzania, Mozambique, Lesotho, Democratic Republic of the
Congo, and Other. The segments offer a variety of telecommunication and data communication services as well as equipment sales.
“Other” comprises of the holding companies of the Group.
“South Africa”, which is also the home country of the parent, comprises the segment information relating to the South
African based cellular network as well as all the segment information of the service providers and other business segments.
“Tanzania”, “Mozambique”, “Lesotho”, and “DRC” comprise the segment information relating to the non-South African based cellular networks.
2006
2007
2008
Rm
Rm
Rm
Reconciliations of reportable segments
Segment results
Management operating proﬁt for reportable segments
8,980.6
11,000.4*
12,616.4
Amortisation of licences, trademarks and patents and
customer bases
(167.7)
(117.7)
(95.8)
Impairment of assets
52.8
(22.9)
(29.9)
Proﬁt from operations
8,865.7
10,859.8
12,490.7
Net ﬁnance cost
(639.2)
(463.8)
(423.9)
Finance income
129.9
74.5
72.3
Finance costs
(246.0)
(369.3)
(681.3)
Gains/(Losses) on remeasurement and disposal of
ﬁnancial instruments
(523.1)
(169.0)
185.1
Proﬁt before taxation
8,226.5
10,396.0
12,066.8
Taxation
(3,083.7)
(3,836.0)
(4,109.2)
Net proﬁt
5,142.8
6,560.0
7,957.6
*  Management operating proﬁt for reportable segments includes proﬁt on sale of shares in subsidiary.

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008

Other
South Africa
Tanzania
Mozambique
Lesotho
DRC
Eliminations
Total
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
45. SEGMENTAL INFORMATION (CONTINUED)
2006
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
Included in reportable segment assets:
     Additions to property, plant and equipment
     and intangible assets
16.5
4,383.0
321.5
121.4
25.9
273.2
-
5,141.5
     Non-current assets other than ﬁnancial instruments
     and deferred taxation
55.7
11,902.1
950.1
396.4
101.4
1,563.4
720.4
15,689.5
Liabilities
Reportable segment liabilities
(6,108.1)
(17,292.4)
(613.1)
(1,030.3)
(52.1)
(2,527.9)
11,528.4
(16,095.5)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008

Other
South Africa
Tanzania
Mozambique
Lesotho
DRC
Eliminations
Total
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
45. SEGMENTAL INFORMATION (CONTINUED)
2007
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
64.2
10,383.6
347.0
(154.1)
74.9
284.8
-
11,000.4
Net ﬁnance income/(cost)
3,346.4
(475.3)
(43.6)
34.5
(0.8)
(287.8)
(3,037.2)
(463.8)
Taxation
(799.2)
(2,922.0)
(112.1)
(42.0)
(18.9)
58.2
-
(3,836.0)
Net proﬁt/(loss)
2,102.9
6,870.4
190.7
(184.4)
55.2
47.4
(2,522.2)
6,560.0
Other material non-cash items included in
segment proﬁt/(loss):
Depreciation and amortisation
(2.2)
(2,688.6)
(237.8)
(84.8)
(22.1)
(325.7)
-
(3,361.2)
Impairments of assets
-
-
-
(22.9)
-
-
-
(22.9)
Assets
Reportable segment assets
13,183.2
23,207.0
2,424.4
690.9
169.5
2,692.0
(13,896.8)
28,470.2
Included in reportable segment assets:
Additions to property, plant and
equipment and intangible assets
182.3
5,458.3
957.6
85.2
25.0
506.0
-
7,214.4
Non-current assets other than ﬁnancial
instruments and deferred taxation
230.1
14,949.8
1,864.9
459.4
104.3
2,036.1
604.1
20,248.7
Liabilities
Reportable segment liabilities
(7,693.4)
(16,746.1)
(1,123.0)
(1,261.2)
(66.2)
(3,272.7)
11,339.4
(18,823.2)

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
March 31, 2008

Other
South Africa
Tanzania
Mozambique
Lesotho
DRC
Eliminations
Total
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
45. SEGMENTAL INFORMATION (CONTINUED)
2008
Segment revenue
-
43,180.3
2,354.5
433.9
308.9
2,296.6
-
48,574.2
Inter-segment revenue
-
(355.4)
(9.7)
(26.0)
(2.6)
(2.7)
-
(396.4)
External customers segment revenue
-
42,824.9
2,344.8
407.9
306.3
2,293.9
-
48,177.8
Airtime and access
-
23,596.4
1,704.7
220.5
186.6
1,387.0
-
27,095.2
Data revenue
-
4,669.8
206.8
15.7
31.3
78.6
-
5,002.2
Interconnect revenue
-
7,938.3
360.4
110.8
40.7
436.9
-
8,887.1
Equipment sales
-
4,931.0
45.6
8.2
8.9
57.7
-
5,051.4
International airtime
-
1,386.7
26.7
52.6
38.2
331.7
-
1,835.9
Other
-
302.7
0.6
0.1
0.6
2.0
-
306.0
Management operating proﬁt/(loss)
34.0
11,754.3
460.0
(127.0)
122.8
372.3
-
12,616.4
Net ﬁnance income/(cost)
7,885.4
(537.7)
(24.4)
56.2
2.5
(274.9)
(7,531.0)
(423.9)
Taxation
(739.6)
(3,250.9)
(121.2)
43.9
(32.5)
(8.9)
-
(4,109.2)
Net proﬁt/(loss)
6,675.9
7,916.3
314.5
(56.5)
94.0
80.2
(7,066.8)
7,957.6
Other material non-cash items included in
segment proﬁt/(loss):
   Depreciation and amortisation
(56.7)
(3,056.5)
(305.5)
(94.6)
(16.1)
(381.7)
-
(3,911.1)
   Impairments of assets
-
-
-
(29.9)
-
-
-
(29.9)
Assets
Reportable segment assets
16,015.4
24,597.8
3,430.7
892.0
277.5
3,431.3
(14,469.5)
34,175.2
Included in reportable segment assets:
   Additions to property, plant and equipment
   and intangible assets
1,132.0
4,270.0
712.6
111.3
38.7
658.6
-
6,923.2
   Non-current assets other than ﬁnancial instruments
   and deferred taxation
421.1
16,046.6
2,546.3
546.8
129.1
2,590.3
1,488.7
23,768.9
Liabilities
Reportable segment liabilities
(9,489.4)
(17,776.7)
(2,335.7)
(1,924.6)
(104.8)
(3,987.2)
13,248.5
(22,369.9)

46.
INTEREST IN SUBSIDIARIES
The information discloses interests in subsidiaries material to the ﬁnancial position of the Group. The interest in the ordinary share capital is representative of the voting power.
RSA – Republic of South Africa; LES – Lesotho; TZN – Tanzania; MZ – Mozambique; DRC – Democratic Republic of the Congo;
MAU – Mauritius; C – Cellular; MSC – Management services company; PROP – Property company; OTH - Other.
Country of                           Issued share capital                              Interest in issued
incorporation ordinary share capital
2006 2007
2008      2006
2007 2008
% % %
Cellular network operators
Vodacom (Proprietary) Limited (C) RSA R100 R100
R100
100 100
100
Vodacom Lesotho (Proprietary) Limited (C) LES M4,180 M4,180
M4,180      88.3
88.3 88.3
Vodacom Tanzania Limited (C) TZN TZS10,000 TZS10,000
TZS10,000
65 65
65
VM, S.A.R.L. (C)
MZ  US$60,000,000    US$60,000,000
US$60,000,000 98 98 90
Vodacom Congo (RDC) s.p.r.l. (C) DRC US$1,000,000 US$1,000,000
US$1,000,000
51 51
51
Service providers
Vodacom Service Provider Company
(Proprietary) Limited (C)
RSA R20 R20
R20
100 100
100
Smartphone SP (Proprietary) Limited (C) * RSA R20,000 R20,000
R20,000
51 70
100
Smartcom (Proprietary) Limited (C) * RSA R1,000 R1,000
R1,000     43.7
61.7
100
Cointel V.A.S. (Proprietary) Limited (C) * RSA - R10,204
R10,204
51 70
100
Other
VSP Holdings (Proprietary) Limited (MSC) * RSA R1,023 R1,023
R1,023
100 100
100
Vodacom Satellite Services (Proprietary)
Limited (OTH) *
RSA R100 R100
R100
100 100
100
GSM Cellular (Proprietary) Limited (OTH) * RSA R1,200 R1,200
R1,200
100 100
100
Vodacom Venture No. 1 (Proprietary)
Limited (OTH) *
RSA R810 R810
R810
100 100
100
Vodacom Equipment Company
(Proprietary) Limited (OTH) *
RSA R100 R100
R100
100 100
100
Vodacare (Proprietary) Limited (OTH) * RSA R100 R100
R100
100 100
100
Vodacom International Holdings
(Proprietary) Limited (MSC)
RSA R100 R100 R100 100 100 100
Vodacom International Limited (MSC) MAU US$100 US$100 US$100 100 100 100
Vodacom Properties No.1 (Proprietary)
Limited (PROP)
RSA R100 R100
R100
100 100
100
Vodacom Properties No.2 (Proprietary)
Limited (PROP)
RSA R1,000 R1,000 R1,000 100 100 100
Stand 13 Eastwood Road Dunkeld West
(Proprietary) Limited (PROP)
RSA R100 R100
-
51 70
-
Ithuba Smartcall (Proprietary) Limited (OTH) RSA R100 R100
-     26.5
36.4 -
Smartcall Smartlife (Proprietary)
Limited (OTH)
RSA - R100
-
- 63
-
Vodacom Tanzania Limited
(Zanzibar) (OTH) *
TZN TZS10,000 TZS10,000 TZS10,000 99 99 99
Joycell Shops (Proprietary) Limited (OTH) * RSA R100 R100 R100 100 100 100
Marble Gold Investments (Proprietary)
Limited (OTH) *
RSA R100 R100 R100 100 100 100
Vodacom Ventures (Proprietary) Limited (OTH) RSA R120 R120
R120
100 100
100
Skyprops 134 (Proprietary) Limited (PROP) RSA - R100 R100 - 100 100
* Dormant as at March 31, 2008.
March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

47. INTERESTS IN JOINT VENTURES
47.1 Number Portability Company (Proprietary) Limited
In response to the introduction of Mobile Number Portability (“MNP”) it was necessary for the formation of a company to provide all the services necessary to allow the existing three incumbent mobile operators to offer MNP.
Number Portability Company (Proprietary) Limited was formed for the express purpose of providing all the necessary services required for MNP by Vodacom, MTN and Cell C.
Number Portability Company (Proprietary) Limited is owned equally by all three operators and they contributed the required necessary ﬁnancial resources directly proportional to their shareholding. MNP was ofﬁcially launched on November
10, 2006.
Effective September 20, 2006, Vodacom (Proprietary) Limited acquired a 33.3% stake in Number Portability
Company (Proprietary) Limited by acquiring 100 shares for R1. Each shareholder advanced to Number Portability
Company (Proprietary) Limited funding by way of shareholders loans. As a March 31, 2008 the shareholder loan balance was R6.0 million (2007: R6.0 million) (Note 21).
2007
2008
Rm
Rm
Interest held
33.3%
33.3%
The Group’s proportionate share of assets and liabilities:
Property, plant and equipment
*
*
Intangible assets
6.3
6.3
Current assets
2.2
3.0
Total assets
8.5
9.3
Long-term liabilities
(6.0)
(6.0)
Inter company creditors
(3.0)
(3.0)
Current liabilities
(0.6)
(0.4)
Net liabilities
(1.1)
(0.1)
The Group’s proportionate share of revenue and expenditure:
Revenue
0.4
5.7
Proﬁt/(Loss) before taxation
(1.1)
1.1
Taxation
-
(0.1)
Net proﬁt/(loss)
(1.1)
1.0
The Group’s proportionate share of cash ﬂows:
Net cash ﬂows from operating activities
(1.0)
0.2
Net cash ﬂows utilised in investing activities
(7.0)
(1.8)
Net cash ﬂows from ﬁnancing activities
9.0
3.0
Net cash ﬂow
1.0
1.4
NPC had no contingent liabilities or capital commitments at March 31, 2007 and 2008.
* Amounts less than R50 000

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
48.
NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS
Accounting pronouncements adopted at March 31, 2008
The Group adopted the following revised and new International Financial Reporting Standards in accordance with their effective dates during the current ﬁnancial year:
IAS 1 (revised August 2005)
Presentation of Financial Statements (capital disclosures)
IFRS 7
Financial Instruments: Disclosures
IFRIC 9
Reassessment of Embedded Derivatives
IFRIC 10
Interim Financial Reporting and Impairment
IFRIC 11
IFRS 2 Group and Treasury Share Transactions
AC 503
Accounting for BEE transactions
The adoption of the above mentioned accounting pronouncements had no impact on the Group’s results or cash ﬂow information for the year ended March 31, 2008.
Accounting pronouncements not adopted at March 31, 2008
In November 2006 the IASB issued IFRIC 12: Service Concession Arrangements (“IFRIC 12”) effective for annual periods beginning on or after January 1, 2008. The interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The interpretation states that for arrangements falling within its scope (essentially those where the infrastructure assets are not controlled by the operator), the infrastructure assets are not recognised as property, plant and equipment of the operator. Rather, depending on the terms of the arrangement, the operator will recognise:
· a ﬁnancial asset where the operator has an unconditional right to receive a speciﬁed amount of cash or other
  ﬁnancial asset over the life of the arrangement; or
· an intangible asset where the operator’s future cash ﬂows are not speciﬁed – e.g. where they will vary according to usage of the infrastructure asset; or
· both a ﬁnancial asset and an intangible asset where the operator’s return is provided partially by a ﬁnancial asset and partially by an intangible asset.
The Group will adopt IFRIC 12 during the 2009 ﬁnancial year and is currently evaluating the effects of the interpretation.
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
In June 2007 the IASB issued IFRIC 13: Customer Loyalty Programmes (“IFRIC 13”) effective for annual periods beginning on or after July 1, 2008. The interpretation addresses accounting by entities that grant loyalty award credits (such as points or travel miles) to customers who buy other goods or services. Speciﬁcally, it explains how such entities should account for their obligations to provide free or discounted goods or services (awards) to customers who redeem award credits. IFRIC 13 states that an entity that grants loyalty award credits shall allocate some of the proceeds of the initial sale to the award credits as a liability (its obligation to provide the awards). The entity shall recognise the deferred portion of the proceeds as revenue only when it has fulﬁlled its obligations.
The Group will adopt IFRIC 13 during the 2010 ﬁnancial year and is currently evaluating the effect of the interpretation and based on current indications do not believe that it will have a material impact on the Group's numbers.

48. NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS
(CONTINUED)
Accounting pronouncements not adopted at March 31, 2008 (continued)
In July 2007 the IASB issued IFRIC 14: IAS 19 - The Limit on a Deﬁned Beneﬁt Asset, Minimum Funding Requirements
and their Interaction (“IFRIC 14”) effective for annual periods beginning on or after January 1, 2008. The interpretation addresses the interaction between a minimum funding requirement and the limit placed by paragraph 58 of IAS 19 on the measurement of the deﬁned beneﬁt asset or liability. When determining the limit on a deﬁned beneﬁt asset in accordance with IAS 19.58 entities are required, under IFRIC 14, to measure any economic beneﬁts available to them in the form of refunds or reductions in future contributions at the maximum amount that is consistent with the terms and conditions of the plan and any statutory requirements in the jurisdiction of the plan.
The Group will adopt IFRIC 14 during the 2009 ﬁnancial year and is currently evaluating the effects of the interpretation.
In September 2007 the IASB issued a revision to IAS 1: Presentation of Financial Statements (“IAS 1”) effective for annual periods beginning on or after January 1, 2009. The revised standard requires an entity to:
· present all non-owner changes in equity either in one statement of comprehensive income or in two statements, a separate income statement and a statement of comprehensive income;
· present a statement of ﬁnancial position as at the beginning of the earliest comparative period in a complete set of ﬁnancial statements when the entity applies an accounting policy retrospectively or makes a retrospective adjustment; and
· disclose income tax relating to each component of other comprehensive income and to disclose reclassiﬁcation adjustments relating to components of other comprehensive income.
In addition the revision includes changes in the titles of some of the ﬁnancial statements. The new titles will be used in International Financial Reporting Standards, but are not mandatory for use in ﬁnancial statements.
The Group will adopt the revised IAS 1 during the 2010 ﬁnancial year and is currently evaluating the effect of the revised standard.
In January 2008 the IASB issued a revision to IFRS 2: Share-based Payment (“IFRS 2”) effective for annual periods beginning on or after January 1, 2009. The revised standard clariﬁes:
· vesting and non-vesting conditions;
· the estimation of the fair value of equity instruments granted;
· the accounting treatment of cancellations by counterparties to a share-based arrangement; and
· the deﬁnition of performance conditions.
The Group will adopt the revised IFRS 2 during the 2010 ﬁnancial year and is currently evaluating the effect of the revised standard.
In February 2008 the IASB issued a revision to IAS 32: Financial instruments: Presentation (“IAS 32”) effective for annual periods beginning on or after January 1, 2009. The revision requires:
· puttable instruments and instruments or components of instruments that impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation to be classiﬁed as equity if all the conditions speciﬁed in the standard are met;
· reclassiﬁcation from or to equity when the speciﬁed criteria are no longer met or are subsequently met; and
· that derivatives over the aforementioned instruments may not be classiﬁed as equity.
The Group will adopt the revised IAS 32 during the 2010 ﬁnancial year and is currently evaluating the effect of the revised standard.

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
48.
NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS
(CONTINUED)
Accounting pronouncements not adopted at March 31, 2008 (continued)
In January 2008 the IASB issued a revision to IFRS 3: Business Combinations (“IFRS 3”) effective for business combinations in annual periods beginning on or after July 1, 2009, which consequentially amended IAS 27:
Consolidated and Separate Financial Statements (“IAS 27”), IAS 28: Investments in Associates (“IAS 28”) and
IAS 31: Interest in Joint Ventures (“IAS 31”) effective for annual periods beginning on or after July 1, 2009.
Revisions to IFRS 3:
· require all acquisition costs to be expensed;
· require acquirers, with step acquisitions achieving control, to remeasure its previously held equity interest to fair value at the acquisition date and recognise any gain or loss in proﬁt or loss;
· require non-controlling interests to be measured at either fair value or at the non-controlling interest’s proportionate share of net identiﬁable assets of the entity acquired;
· require considerations for acquisitions to be measured at fair value at the acquisition date including the fair value of any contingent consideration payable. Subsequent changes are only allowed as a result of additional information on facts and circumstances that existed at the acquisition date, all other changes are recognised in proﬁt or loss;
· require goodwill to be measured as the difference between the aggregate of the acquisition date fair value of the consideration transferred; the amount of any non-controlling interest acquired and in a business combination achieved in stages, the acquisition date fair value of the acquirers’ previously held equity interest and the net of the acquisition date amounts of identiﬁable assets acquired and liabilities assumed; and
· clariﬁes that all contractual arrangements at the acquisition date must be classiﬁed and designated with the exception of leases and insurance contracts. Thus the acquirer applies its accounting policies as if it has acquired those contractual relationships outside of the business combination.
Revisions to IAS 27:
· require that changes in a parent’s ownership interest in a subsidiary that do no result in a loss of control are equity transactions, no gain or loss is recognised and goodwill is not remeasured. The difference between the change in the non-controlling interest and the fair value of the consideration paid or received is recognised in equity;
· require that with the loss of control all assets, liabilities and non-controlling interest should be derecognised at carrying amount and any retained non-controlling interest should be remeasured to fair value on the date control is lost. The difference between the sum of the proceeds received and any retained interest and the carrying amount of assets, liabilities and non-controlling interests at the date control is lost, should be recognised in proﬁt or loss;
  and
· require losses to be allocated to non-controlling interests even if they exceed the non-controlling interest’s share of equity in the subsidiary.
Revisions to IAS 28:
· require derecognition of an associate with the loss of signiﬁcant inﬂuence; and
· recognition in proﬁt or loss of the difference between the sum of the proceeds received and any retained interest, and the carrying amount of the investment in the associate at the date signiﬁcant inﬂuence is lost.
Revisions to IAS 31:
· similar treatment as for associate investments is required when an investor loses joint control over a jointly controlled entity.
The Group will adopt the revised IFRS 3, IAS 27, IAS 28 and IAS 31 during the 2011 ﬁnancial year and is currently evaluating the effect of the revised standards.
In February 2008 the IASB issued a revision to IAS 1: Presentation of ﬁnancial statements (“IAS 1”) effective for annual periods beginning on or after January 1, 2009. The revision requires disclosures for puttable instruments classiﬁed as equity which include quantative data about the amount classiﬁed as equity; the entity’s objectives, policies and processes for managing its obligation to repurchase or redeem the instruments including any changes from the previous period; the expected cash outﬂow on redemption or repurchase of that class of ﬁnancial instruments, how the expected cash outﬂow was determined and if an instrument is reclassiﬁed into and out of ﬁnancial liabilities and equity the amount, timing and reason for reclassiﬁcation.
The Group will adopt the revised IAS 1 during the 2010 ﬁnancial year and is currently evaluating the effect of the revised standard.
REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
FORM CM26
Special resolution
(Section 200)
(To be lodged in duplicate)
Registration No. of Company
1991/005476/06
Revenue stamp or
revenue franking machine
impression of R80
Name of company
Telkom SA Limited
Date notice given to members 16/01/2003
Date resolution passed
16/01/2003

Copy of notice convening meeting attached.
Consent to waive period ofnotice of meeting (CM 25) attached/* not attached.
________________________________________________________________________________________________
CONTENTS OF RESOLUTION (Use reverse side if necessary)
Resolved:
See attached
Rubber stamp of company, if any, or of secretaries
Date
16/01/2003
Signature _______________________
Name (in block capitals)
* Delete whichever not applicable.
To be completed by company
Herewith copy of special resolution as registered

Name of company
Telkom SA Limited
Postal address
Private Bag X881
Pretoria, 0001
Not valid unless stamped by Registrar of Companies
Registration No. of Company
1991/005476/06
Special resolution
registered this day
REGlSTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
Date stamp of Companies
Registration Office
2003-01-17
Special resolution passed in terms of section
62/75
of the Act/*paragraph ____________________ of the memorandum/
*article___________________________of the articles.
Director/Secretary/Manager
VV Mashale

The following resolutions were hereby APPROVED as SPECIAL RESOLUTIONS
SPECIAL RESOLUTION NUMBER 1
"Resolved that, subject to -
the passing and registration of special resolutions number 1 to 3 inclusive and such resolutions becoming unconditional in accordance with their terms;
the Minister of Communications of the Government of the Republic of South
Africa ("Minister") consenting in writing to the adoption by the company of a new memorandum of association in terms of this special resolution and new articles of association in terms of special resolution number 2;
a new written strategic services agreement ("strategic services agreement"), which is substantially in accordance with the draft strategic services agreement tabled at this meeting and signed by the chairman to identify it, being entered into between the company and its strategic equity investors, and such agreement becoming unconditional and taking effect in accordance with its terms; and
the entire issued ordinary share capital of the company being listed on the JSE
Securities Exchange, South Africa ("JSE") on or after the date on which the strategic services agreement becomes unconditional and takes effect in accordance with its terms, as evidenced by a certificate signed by a director of the company to that effect, which certificate shall be lodged with the Registrar of Companies,
the company adopt, with effect from the date of the listing of the entire issued ordinary share capital on the JSE ("listing date"), the new memorandum of association tabled at this meeting and signed by the chairman to identify it, in place of the company's existing memorandum of association."
The effect of special resolution number 1 is to adopt a new memorandum of association for the company, which differs from the memorandum of association it will replace by changes to the special conditions in clause 6 and the company's authorised share capital in clause 8. The reason for this special resolution is that, together with special resolutions numbers 2 and 3, it is required to enable the company's major shareholder, the Government of South Africa, to make a listed initial public offering of its shares in the company, pursuant to and in accordance with the terms of the existing shareholders' agreement dated 14 May 1997 among the Minister,
Thintana Communications LLC and the company itself.

SPECIAL RESOLUTION NUMBER 2
"Resolved that, subject to the passing and registration of special resolution number 1 and such resolution becoming unconditional in accordance with its terms, the company adopt, with effect from the listing date, the new articles of association tabled at this meeting and signed by the chairman to identify them, in place of the company’s existing articles of association.”
The effect of special resolution number 2 is to adopt new articles of association for the company which will differ from the articles of association they will replace in the respects and to the extent required to transform them from those of a closely held company to those of a publicly held company so as to enable the company’s shares to be listed pursuant to an initial public offering, for the reason set out for special resolution number 1.
SPECIAL RESOLUTION NUMBER 3
“Resolved that, subject to the passing and registration of special resolution number 1 and such resolution becoming unconditional in terms thereof, this company’s authorised share capital of R10 000 000 000 divided into 1 000 000 000 ordinary par value shares of R10 each (‘ordinary shares”) shall be altered to R10 000 000 000 divided into 999 999 998 ordinary shares, one Class A ordinary par value share of R10
(“Class A share”) and one Class B ordinary par value share of R10 (“Class B share”)
and its issued share capital shall accordingly be altered from R5 570 318 190 divided into 557 031 819 ordinary shares to R5 570 318 190 divided into 557 031 817 ordinary shares, one Class A ordinary share and one Class B ordinary share by converting –
−
one ordinary share held by the Minister into one Class A share, having the special rights and being subject to the special conditions attached to that share in terms of special resolution number 1 and 2, and which shall accordingly be redesignated as a Class A share;
−
one ordinary share held by Thintana Communications LLC into one Class B share, having the special rights and being subject to the special conditions attached to that share in terms of the new articles of association adopted by the company in terms of special resolution number 2, and which shall accordingly be redesignated as a Class B share.”

The effect of special resolution number 3 is to alter the company's authorised and issued share capital by creating, through the conversion of two ordinary shares of R1 each, 1 Class A par value share and 1 Class B par value share, of R1 each, for the reason set out for special resolution number 1.
Client Ref:

Name of company Telkom SA Limited
__________________________________________
Date notice given to members       22 September 2006
Date resolution passed 20 October     2006
________________________________
Special resolution passed in terms of section          62
of the articles.
_________________________________________
of the Act/*paragraph-
of the memorandum/*article
Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM'35) attached/*not attached—
___________________________________________________________________________________ ____________________________________
CONTENTS OF RESOLUTION
(Use reverse side if necessary)
RESOLVED:
See Annexure
Rubber stamp of company, if any, or of secretaries
Date                      21 June 2007
Signature
Director'/Secretary/Manager
Name (in block capitals) SF Linford
* Delete whichever not applicable
To be completed by company
Herewith copy of special resolution as registered.
Name of Company:
Telkom SA Limited
Attention: Ms Linford
Private Bag X881
PRETORIA
0001
Registration No. of Company
1991/005476/06
EN VAN BESLOTE
KORPORASIES
2007 -08- 2 3
Date stamp of Companies
•———Registration_Office__
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS
Form CM 26
REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
Special resolution
(Section 200) (To be
lodged in duplicate)

Registration No. Of Company
Postal address:
Registrar of Companies
1991/005476/06
______________________________
___________________
____________

ANNEXURE TO CM 26
RESOLVED THAT:
The Company's Articles of Association be and are hereby amended as follows:
1.
In article 1.1.1.9, in line 2, the words "and the Class B reserved matters" is deleted as the Class B reserved matters have ceased to exist.
2.
Article 1.1.1.19 is deleted as the provisions thereof have become obsolete.
3.
Article 1.1.1.21 is deleted as the Class B reserved matters have ceased to exist.
4.
Article 1.1.1.24 is deleted as the provisions thereof have become obsolete.
5.
Article 1.1.1.25 is deleted as the provisions thereof have become obsolete.
6.
In article 1.1.1.34 the definition of "HRRC" is deleted and replaced with the following: "HRRRC" means the Human Resources Review and Remuneration
Committee of the Board, established in accordance with the provisions of article
38;"
7.
In article 1.1.1.41 the definition of "management structure" is deleted and replaced with the following to reflect the current management structure, namely:
"management structure" means the senior members of the company's manage ment from time to time, from the level of a managing executive or group executive or its equivalent and higher, including all executive directors, as determined by the board from time to time as a board reserved matter;"
8.
In article 1.1.1.46 the definition of "operating committee" is deleted as this committee no longer exists.
9.
In article 1.1.1.57 the definition of "strategic services agreement" is deleted as such agreement no longer exists.
10.
Article 1.2 is amended in line 1 to delete the reference to clause 26 and to insert the word "and" between the numbers "24" and "25", as clause 26 is deleted herein.
11.
Article 21.1 is amended to read as follows:
"Subject to the provisions of the Act, the number of directors shall not be less than 8
(eight) and not more than 11 (eleven)".
12.
Article 24.1.3 is deleted as the provisions thereof have become obsolete.
13.
Article 24.2 is deleted as the provisions thereof have become obsolete.
14.
Article 26 entitled "Class B reserved matters" and the sub articles numbered 26.1,
26.2, 26.3 and 26.4 are deleted as the provisions thereof have become obsolete.
15.
Article 27 is amended in line 1 to delete the reference to article 26 as article 26 is deleted herein; in line 4 the word "applicable" is deleted as only one significant shareholder exists.

16.
Article 28 is amended as follows to reflect that the Class B Shareholder is not a significant shareholder, namely:
a.     in article 28.1, line 1 the words "or the Class B shareholder" is deleted;
b.     in article 28.1.1 in line 3 the words "other than, in relation to the Class B
Shareholder, Vodacom," are deleted;
c.     in article 28.1.1 in line 9 the words "and the Class B Shareholder together"
are deleted;
d.     in article 28.1.2, in line 3 the words "or the Class B director as the case may be"
are deleted;
e.     articles 28.3, 28.4 and 28.5 are deleted; and
f. article 28.6 is amended by deleting in line 2 the reference to article 28.5 and substituting same with a reference to article 28.2.
17.
Article 33 is amended as follows to reflect that the Class B Shareholder is not a significant shareholder, namely:
a.     in article 33.2 in line 5, the word "either" is deleted and in lines 5 and 6 the words "or the Class B Shareholder, respectively", is deleted;
b.     in line 9 the words "each such significant shareholder" is deleted and substituted with the words "the Class A Shareholder";
c.     in line 10 the word "any" is deleted and substituted with the word "a"; and
d.     in article 33.5 the semi-colon and the following sentence are deleted in lines 8 and 9 namely "and for as long as the Class B Shareholder is a significant shareholder, the quorum shall include 1 (one) Class B director".
18.
Article 34 is amended by the deletion in line 6 of the words "remuneration committee"
and the substitution thereof of the words "HRRRC" to reflect that the remuneration committee forms part of the HRRRC.
19.
In article 37 the second sentence beginning in line 3 is deleted and substituted with the following:
"No person may serve at the same time as both the CEO and the chairperson of the board unless otherwise determined by the approval of the Class A Shareholder for so long as it remains a significant shareholder; provided that any such approval of the
Class A Shareholder may not be given so as to permit a dual appointment in those two capacities for a period of more than 12 (twelve) months."
20.
Article 38 is amended as follows:
20.1
the heading "Human Resources Review Committee" is deleted and substituted with the following:
"HUMAN RESOURCES REVIEW AND REMUNERATION COMMITTEE";

20.2    all references in article 38 to "HRRC" is deleted and substituted with a reference to "HRRRC";
20.3    article 38.1.1 is deleted and substituted with the following:
"The board shall establish and maintain, the HRRRC consisting of the chairperson of the board, the CEO, the COO, the GE/HR and at least 3
(three) non-executive directors. The HRRRC shall also include the head of training (being the most senior executive responsible for training) as an ex officio non voting member. The non-executive directors shall be appointed to the HRRRC by the board. All members of the HRRRC shall be entitled to vote on HRRRC matters (excluding the head of training). A non-executive director, appointed by the meeting, shall chair the meeting";
20.4    articles 38.1.3 and 38.1.4 are deleted as the provisions thereof have become obsolete;
20.5    article 38.2 is amended by deleting the provision thereof from and including the third sentence in line 5 beginning with the word "Notwithstanding....";
20.6    a new article 38.3.3 is inserted to read as follows:
"review the terms upon which the executive directors and the senior managers of the company are employed and remunerated and upon which non-executive and ordinary directors are remunerated and make recommendations to the board."
21      in article 39.2 the following amendments are made to reflect that the Class B
Shareholder is no longer a significant shareholder, namely:
21.1   in line 1 the word "either" is deleted;
21.2   in line 1 the words "or the Class B Shareholder" is deleted; and
21.3   in line 1 the word "each" is deleted.
22.
Article 39.5 is deleted as the provisions thereof have become obsolete.
23.
Article 40 titled "CLASS B AUDIT RIGHTS" is deleted as the Class B Shareholder is no longer a significant shareholder.
24.
Article 43 is deleted since no legislation was enacted to sanction the provisions of article 43 as required in terms of article 43.19.
25.
Article 44 is deleted as the Class B Shareholder is no longer a significant shareholder.
26.
In article 45 the reference to article 26 is deleted in clause 45.1, in the unnumbered portion of article 45.1 and in article 45.2 as article 26 is deleted herein. The word
"articles" are to be changed to "article" in each instance;
27.
In article 50 the references in line 1 to "operating committee member" and "alternate operating committee member" are deleted and substituted with a reference to
"executive committee member" and "alternate executive committee member", respectively.
Client Ref:
Special resolution
(Section 200)
(To be lodged in duplicate)
_
Registration No. Of Company
1991/005476/06
Name of company
TELKOM SA LIMITED
____________________________________________________

_________________________________________________________________________________________

_____________________________________________________________________________________________________________________

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25)         attached/*   not attached.
_________________________________________________________________________________________________________________________
CONTENTS OF RESOLUTION
(Use reverse side if necessary)
RESOLVED:
REGISTRATEUR VAN MAATSSKAPPE
EN VAN BESLOTE KORPORASIES
See Annexure
2007 -10- 2 9
REGISTRAR OF COMPANIES AND
OF CLOSE CORPORATIONS
Rubber stamp of company, if any, or of secretaries.
________________________________________________________________________________________________________________________
Date 29 OCTOBER 2007
Signature
Name (in block capitals)

* Delete whichever not applicable____________________________________________________________________________________________
To be completed by Company
Herewith copy of special resolution as registered.
Name of Company:        TELKOM SA LIMITED
Attn; Ms SF Linford
Postal address:               PRIVATE BAG X 881
PRETORIA
0001
Registration No. of Company
1991/005476/06
REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
Date notice given to members            21 SEPTEMBER 2007

Date resolution passed
26 OCTOBER 2007
Special resolution passed in terms of section                    55       of the Act/*paragraph ___________ of the memorandum/*article ___________
of the articles.
Director/secretar
Sandra Felicity Linford
Agent Code: 005476

ANNEXURE TO CM 26
Special resolution number 1

IT IS RESOLVED THAT the company's memorandum of association be follows: the company's stated main object and main business is deleted and replaced with the following -
"To supply telecommunication, broadcasting, multimedia, technology, information and other related information technology services to the general public."
REGISTRATtUR VAN MAATSSKAPPE
EN VAN BESLOTE KORPORASIES
REGISTRAR OF COMPANIES AND OF
CLOSE CORPORATIONS
REGISTRATEUR VAN MAATSSKAPPYE
EN VAN BESLOTE KORPORASIES
2007 -10- 3 0
REGISTRAR OF COMPANIES AND
OF CLOSE CORPORATIONS
SERVICE AGREEMENT
between
TELKOM SA LIMITED
(Reg. No. 1991/005476/06)
and
REUBEN JOSEPH SEPTEMBER
(Identity No. 5709135127018)
(Salary reference no. 1855331)
("employee").

2
WHEREBY IT IS AGREED AS FOLLOWS
1.     INTERPRETATION AND PRELIMINARY
The headings of the clauses in this agreement are for the purpose of convenience and reference only and shall not be used in the interpretation of nor modify nor amplify the terms of this agreement nor any clause hereof. Unless a contrary intention clearly appears -
1.1 words importing -
1.1.1 any one gender include the other two genders;
1.1.2
the singular include the plural and vice versa; and
1.1.3 natural persons include created entities (corporate or uncorporate)
and the state and vice versa;
1.2
the following terms shall have the meanings assigned to them hereunder and cognate expressions shall have corresponding meanings, namely -
1.2.1 "Act" means the Labour Relations Act, 1995;
1.2.2 "board" means the board of directors of the company from time to time;
1.2.3 "company* means TELKOM SA LIMITED (Reg. No.
1991/005476/06);
1.2.4      "employee" means REUBEN JOSEPH SEPTEMBER (Identity No,
5709135127018)
1.2.5       "group" means collectively the company, any partnership in which the company is a partner, any company which is a holding or subsidiary company of the company and any other company
which is a subsidiary of or is controlled by such holding
company, and

3
references to "the group' shall embrace each member thereof
individually;
1.2.6 "termination date" means the date upon which the employee's employment by the company is terminated for any reason
whatsoever;
1.2 any reference in this agreement to "date of signature hereof shall be read as meaning a reference to the date of the fast signature of this agreement;
1.3 any reference to an enactment is to that enactment as at the date of signature hereof and as amended or re-enacted from time to time;
1.4
if any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision in the body of the agreement;
1.5
when any number of days is prescribed in this agreement, same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday;
1.6      where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail;
1.7
where any item is defined within the context of any particular clause in this agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this agreement, notwithstanding that that term has not been defined in this interpretation clause;
1.8 the expiration or termination of this agreement shall not affect such of the provisions of this agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have

4
effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this,
2.     RECOROAL
It is recorded that -
2.2. the employee is presently employed by the company;
2.3. the employee's employment by the company is governed by an existing agreement which will be substituted by this agreement with effect from 1
December 2007 notwithstanding the date of signature hereof.
3.      APPOINTMENT
The company hereby confirms the appointment of the employee as Chief Executive
Officer of the company and the employee accepts such appointment, subject to the rights of shareholders at general meetings and the rights of the board.
Notwithstanding any change in the appointment contained herein, for so long as the employee is an executive of the company, the terms and conditions contained herein
(particularly those relating to remuneration) shall remain of full force and effect.
4.
PERIOD OF EMPLOYMENT
4.1 The employee's employment will be governed by the terms of this agreement from 1 December 2007 to 30 November 2010 (“Initial fixed term"), thereafter this agreement may be renewed on an annual basis for one year, subject to either party tendering notice of their intention to terminate the agreement on or before the 30
m
June of the applicable year. For the sake
of clarity it is understood that other than in the case of termination by the company as described below, the employee's service will only terminate, following notice being served by either party on or before the prior 30*
June, on 30
t h
November 2010 and each subsequent year,
4.2 The company shall be entitled to terminate the employee's employment summarily (or on such other basis as it considers appropriate) if the

5
employee:
4.2.1 is guilty of conduct justifying summary dismissal according to the common law; and/or
4.2.2      is guilty of conduct which is likely to bring the group into disrepute or is convicted of an offence involving dishonesty; and/or
4.2.3      commits a material breach of any of the material terms of this agreement; and/or
4.2.4      performs his duties and functions unsatisfactorily; and/or
4.2.5      is made redundant and/or retrenched for reasons based on the company's operational requirements; and/or
4.2.6 becomes incapacitated, which shall mean that -
4.2.6.1 he is precluded in terms of any statute from holding office as a director; or
4.2.6.2 he has suffered some illness or disability which has precluded him from providing his services hereunder for a period in excess of 240 (two hundred and forty) days in the determination of which intermittent returns to work or service which do not constitute a bona fide resumption of duties shall be disregarded.
4.3 If the company terminates the employees employment for any reason other than the reasons set out in clauses 4.2.1 to 4.2.4, the employee shall be entitled to receive termination remuneration calculated in accordance with the following formula -
A = B/12 X C

6
where-
A = the termination remuneration payable by the company to the employee
B = the annual guaranteed package received by the employee in respect of the year preceding such termination
C = a number equal to the greater of the number of completed years, as at the termination date, during which the employee was employed by the company (it being recorded that the employee's employment by the company commenced on 9
th
February 1977) and the number of months remaining in
the initial fixed term set out in clause 4.1.
5.         EFFECT OF TERMINATION OF EMPLOYMENT
5.1
The termination of the employee's employment for any reason whatsoever shall not affect the operation of any provisions of this agreement to the extent to which they confer rights or impose obligations upon the parties which are exercisable or enforceable after the termination date, and such provisions shall to that extent continue to be of full force and effect. The termination of the employee's employment shall furthermore not prejudice any rights which have accrued to the parties as at the termination date.
5.2
On termination of employment the employee shall immediately deliver to the company all assets, records, documents, accounts, letters, notes, memoranda and papers of every description within the employee's possession or control relating to the affairs and business of the group whether or not they were originally supplied by the group.

7
6.       SUSPENSION OF EMPLOYMENT
6.1
If the company suspects the employee is guilty of the conduct referred to in clause 4.2.1 and/or 4.2.2 or any other conduct which may, if proved, justify his dismissal, or has committed a breach of any of the terms of this agreement, it may, pending a duly constituted enquiry into the alleged conduct in question, but without prejudice to its right of summary dismissal in terms of clause 4.2 and without giving rise to any claim for damages or otherwise against it, suspend the employee for a period not exceeding 30 days during which the employee shall -
• not be entitled to attend work at the premises of the company
• be entitled to his normal salary
7.       DUTIES OF EMPLOYEE
The employee shall -
7.1
devote the whole of his time and attention during the group's normal business hours, and such reasonable amount of additional time as may be necessary, having regard to the exigencies of the business of the group, to the business and affairs of the group and shall not, during any period in which he is employed by the company, without the company's prior written consent, whether as proprietor, partner, director, shareholder, member, employee, consultant, contractor, financier, agent, representative, assistant, trustee or beneficiary of a trust otherwise, and whether for reward or not, directly or indirectly be interested or engaged in or concerned with or employed by any business, trade, undertaking or concern-
7.1.1 other than that of the group; or
7.1.2 which competes with any business carried on by the group,

8
the undertakings in clauses 7.1.1 and 7.1.2 being separate, provided that he shall not be deemed to have breached his undertakings by reason of-
7.1.3
his having bona fide financial interest in businesses, trades, undertakings or concerns which do not directly or indirectly compete with the group which have been disclosed to the group in writing and/or after disclosing his intention to do so to the group in writing his accepting appointment as a non-executive director of such businesses, trades, undertakings or concerns and devoting a
reasonable amount of time to such financial interest and
directorships, provided that no such interest of or activities by the employee are prejudicial to or adversely affect the performance of his duties hereunder; and/or
7.1.4 his holding shares in any company the shares of which are listed on a recognised stock exchange if the shares owned by him do not in the aggregate constitute more than 5% (five per cent) of any class of the issued share capital of such company; and/or
7.1.5 his being an officer of or holding shares in the group;
7.2 obey the orders and directions of the board and shall carry out such functions and duties as are from time to time assigned to him and are consistent with his status and use his utmost endeavours to protect and promote the business and interest of the group and to preserve its reputation and goodwill;
7.3 not, during the operation of this agreement or thereafter, regardless of the reason for termination of his employment, use for his own benefit or for the benefit of any other person or divulge or communicate to any person or persons, except to those of the officials of the group whose province it is to know the same, any of the group's secrets or any other information which he may receive or obtain in relation to the group's affairs or its customers or to the working of any process or invention or to any marketing technique which is carried on or used by the group;

9
7.4 be true and faithful to the group in all dealings and transactions whatsoever relating to its business and interests; and
7.5 submit to the board reports as may be required of him in connection with the performance of his duties and the business of the group.
8.       REMUNERATION PARTICULARS
8.1 Fixed Remuneration
8.1.1 As remuneration for his services described above, the company shall pay the employee a basic annual salary which shall be
payable in arrears on the 25
th
day of each month and which shall be
subject to review, but not reduction, by the company from time to time, and the next review date will be the 1
st
April 2008.
8.1.2 The annual guaranteed package for the period 1
st
December 2007
to 31
st
March 2008 will be as follows:
Basic pensionable salary R3,049,571
Retirement fund - Telkom R396.444
contribution
Other benefits* R910,515
Annual Guaranteed
R4,356,530
Package
* Other benefits consist of company contribution towards medical aid, motorcar allowance, club fees and other cash benefits.

10
8.2
Retirement Fund
Membership of the Telkom Retirement Fund is compulsory. The employee's own contribution to the fund will be 7,5% (seven and a half percent) per annum of basic pensionable salary while the employer contribution paid by the company on the employee's behalf will be 13% (thirteen percent) per annum of pensionable salary. The employer contribution is accordingly indicated as such in the fixed remuneration package set out in paragraph
8.1.2. The employee's membership of the fund mil always be subject to the rules of the fund,
8.3
Medical aid
8.3.1      The employee may join a medical aid scheme recognised by the company.
8.3.2     The company contributions to the medical aid are included in the flexible benefits portion of the fixed remuneration package. The employee will be responsible for the full contribution to the Medical
Aid as part of the fixed remuneration package.
8.3.3      Where the cost of medical aid changes (e.g. marital status, number of dependants, increased contributions, etc.) during any period
(annually), the car allowance or pay any other flexible portion of the guaranteed package will be decreased/increased accordingly.
Therefore, all increases in medical aid tariffs will be borne by the employee.
8.3.4     The employee will not qualify for post-retirement funding.
-

11
8.4      Motor Vehicle
8.4.1 The motor vehicle allowance is included in the employee's total fixed remuneration package as set out in paragraph 8.1. It is expected of the employee to make available or purchase a vehicle in order to be able to perform the employee's task. It is expected from the employee to use the employee's own vehicle for business purposes.
8.4.2
The employee will be reimbursed for business related travel based on a fixed rate per kilometre. The fixed rate per kilometre is based on the Oxbridge rates (previously Automobile Association) and is reviewed from time to time depending on fluctuation in fuel price.
Kilometres travelled between home and workplace is not regarded as business kilometers.
8.4.3 The company accepts liability for the comprehensive insurance of the employee's vehicle in accordance with the general conditions and provisions of the Telkom Motor Insurance Policy:
8.4.3.1 It is the employee's responsibility to arrange insurance through Risk Management and any enquiries must be
forwarded directly to them.
8.4.3.2 The cost of the insurance of a vehicle is not included in the fixed remuneration package. The insurance
premium will be included in the car allowance and
reflected on the employee's IRP 5 for tax purposes.
8.4.3.3 The company will not reimburse employees who
insure their vehicles with any other insurer outside the
Tefkom Insurance Scheme.

12
8.4.4.4 This will also apply if the employee participation in the Telkom Insurance Scheme is terminated for
any reason whatsoever. In such cases, the
employee will be liable to arrange and pay for own
insurance.
8.4.4
The company will provide a parking facility for the employee at its premises or will lease/rent a parking facility for the employee. The cost of the parking facility wi ll be borne by the company.
8.5     Club Membership
The company agrees to pay the annual club membership fees for the account of the employee on an annual basis and for the duration of the Service Agreement. The employee shall be responsible for any tax consequences arising therefrom.
8.6
Variable Remuneration
8.6.1    The company will pay the employee a bonus at the end of each financial year equivalent to a fraction or a multiple of the basic annual pensionable salary, as the case may be, depending on the achievement of performance criteria established by the board from time to time.
8.6.2
The bonus for the period 1
st
December 2007 to 31
st
March 2008
will be as determined by the employee's participation in the Top
Management Team Award Plan described in Addendum 1.
8.7
Wealth Creation
The employee is eligible to participate in the Telkom Conditional Share Plan and the conditional shares allocated to the employee will remain in full force and effect in accordance with the rules of the Telkom Conditional Share Plan.

13
Future allocations will be made with regard to the employee's position, performance and tenure, consistent with the rules prevailing at the time.
9.
RETENTION
The employee shall be entitled to a retention payment on signature of the Retention
Agreement (Addendum 2) which describes the terms and conditions attached thereto.
10.
RESTRAINT OF TRADE
The employee shall be required to enter into a Restraint of Trade Agreement
(Addendum 3). In consideration for the restraints and obligations placed on the employee in terms of this agreement, the company will allot, issue and transfer to the employee a total of 52 919 (fifty two thousand nine hundred and nineteen) Tetkom
Conditional Shares which is based on the share price of R154.19 (one hundred and fifty four rands and nineteen cents) as on the 5 December 2007, which is equal to the value of R8,713,060 (2 x times annual guaranteed package) at the time of signature.
A portion of the shares will be sold to cover the employee's tax liability and the remaining shares will be transferred to Computershare for future trading.
11.      TELEPHONE SERVICES
11.1 The company accepts responsibility for the installation, rental and usage for one main telephone service for voice and an ADSL broadband connectivity for data (up to 4Mbps) at the residence of the employee. The employee shall be responsible for any tax consequences arising therefrom.
11.2
The employee is issued with a cell phone. The employee's limit (inclusive of
VAT and rental charges) for calls and the clip facility is unlimited. The cell phone is regarded for business purposes and expenditure will not be taxed.

14
12.      PERSONAL SECURITY
12.1 The company is desirous of ensuring the safety and security of the employee's residence.
12.2    To this end, subject to approval by the board, the company will bear all costs associated with:
12.2.1 The analysis of and recommendations on the security systems and personnel required to secure the safety of the employee, his family and their possessions.
12.2.2 The installation cost of any security systems,
12.2.3 Security guards/personnel
12.3    The capital cost of all equipment including associated improvements to the employee's home will be borne by the employee
13.    TRAVEL AND ACCOMMODATION
It is recorded that, to fulfil his functions, the employee shall be required to undertake two overseas business trips per year and three local business trips per year accompanied by his wife, the costs, terms and conditions of which shall be in accordance with the company's normal international travel and local travel practices, such practices being the use of the Business Class airline category and four star accommodation locally and First Class airline category and four or five star accommodation internationally. The employee shall be responsible for any tax consequences arising therefrom.

15
14.
DEDUCTIONS
14.1   The employee agrees to the following deductions to be made by the company from the employee's remuneration package:
14.1.2 medical aid subscription (if applicable)
14.1.3 retirement fund contribution
14.1.4 taxation
14.1.5    company or damages or losses negligently occasioned by the employee.
14.2    The employee will be notified in writing of any amendments to be made to such deductions by the company from time to time which must, unless required by operation of law, be approved in writing by the employee prior to such deductions being made.
15.
HOURS OF WORK
15.1   Due to the seniority of the employee's position, flexibility of the employee's working hours is an express term of this contract, The company's operational requirements may, however, never be prejudiced by the employee's choice of working hours.
15.2   The employee acknowledges that by virtue of the employee's position, the employee may be required to work beyond the company's core working hours from time to time, including on Saturdays, Sundays and Public Holidays.
15.3 The employee will not receive additional payment for working beyond the company's normal core working hours or on Saturdays, Sundays and Public
Holidays.

16
16.
LOCATION
16.1   The employee will be based in the company's Pretoria offices or at any other location that the company may determine from time to time. The employee may be required to render services at such other location as required by the company from time to time to enable the company to exploit, expand or consolidate its business interests and/or operations,
16.2   In the event of the company intending to transfer the employee permanently to another location, or to second the employee to such location for an extended period, the employee shall not unreasonably refuse to take up such transfer or secondment. If the company was to transfer the employee to another location, the company will pay the reasonable costs incurred with such relocation.
17.
ANNUAL LEAVE
The employee will qualify for 26 (twenty six) working days' leave per annum which will accrue at 2.17 (two point seventeen) working days per completed month of service. Of the 26 (twenty six) working days, the employee will have to take at least
15 (fifteen) consecutive working days leave in order to comply with the requirements of the Basic Conditions of Employment Act. The employee will be allowed to accrue leave to a maximum of 25 (twenty five) working days per annum.
18.     SICK LEAVE
The employee will qualify for 36 (thirty six) working days' sick leave in a three-year cycle. If the employee needs more than 36 (thirty six) working days in the three-year cycle additional sick leave can in exceptional circumstances be allocated to the employee (this will depend on the employee's sick leave records, etc.). Otherwise this additional sick leave would be without pay. The company reserves the right to request a medical certificate in respect of any period of sick leave.

17
19.
SPECIAL LEAVE AND STUDY LEAVE
19.1 Special leave which includes family responsibility leave, study leave, etc., will be granted in accordance with the company's policies and procedures.
19.2    It is recorded that the company is supportive of any efforts by the employee to enhance his leadership, professional and technical skills. To this end the board, on recommendation by the HRRRC, will approve the investment of time and money so required provided it does not detract from the employee's responsibilities as described above.
20.
MEDICAL EXAMINATIONS
If the employee is absent from work regu larly for medical reasons or if there is a concern regarding the employee's health, the employee will consent to undergo a medical examination at the cost of the company by a medical practitioner appointed by the company.
21.
RETIREMENT
21.1 The employee may retire at any time after the age of 50 (fifty) years, but not later than 65 (sixty five) years, except when the company requests in writing that the employee remains in service, in which case the employee has to retire when reaching the age of 70 (seventy) years.
21.2 The consent of the company is required if the employee wishes to retire between the age of 50 (fifty) and 55 (fifty five) years.

18
22    CONFIDENTIALITY
22.1 In performing his duties and functions with the company, the employee will have access to non-public information or materials describing or relating to the company, its clients and/or third parties to whom the company has a duty of confidentiality (the "Third Parties”) including, but not limited to, materials describing or relating to the business, affairs, processes, trade secrets, client lists, trade connections, policies and/or procedures of the company, its clients and/or the Third Parties; formulae, strategies, methods, processes, computer materials (including but not limited to source or object codes, data files, computer listings, computer programs and other computer materials regardless of the medium in which they are stored), and/or other confidential information of the
Company, its clients and/or the Third Parties (the "Confidential Information").
22.2 With respect to such Confidential Information, the employee agrees that during his employment by the company and thereafter in perpetuity, regardless of the reason for the termination of his employment, he shall:
22.2.1 hold the Confidential Information in strict confidence and will not, nor will he permit any other person to, copy, reproduce, sell, assign, license, market, transfer or otherwise dispose of, give and/or disclose the Confidential Information to any unauthorised person;
22.2.2 take ail reasonable steps to minimise the risk of disclosure of the
Confidential Information to unauthorised persons, and to ensure the proper and secure storage of any such Confidential Information;

19
22.2.3 not, during his employment by the company or thereafter, use for his own benefit or for the benefit of any other person or divulge or communicate to any person or persons, except to those officials of the company whose province it is to know same, any of the company's secrets or any other Confidential Information which he may receive or obtain in relation to its affairs or its clients.
22.3    Upon the termination of his employment for any reason whatsoever, the employee shall return to the company any documents, papers or other materials relating to the company or obtained or developed in the course of his employment by the company or containing or derived from the
Confidential Information in his possession, and all copies thereof.
23   INVENTIONS, DISCOVERIES, COPYRIGHT AND DOCUMENTS
23.1 Any discovery or invention or secret process or improvement in procedure or novel concept relating to the business of the company made or discovered or innovated by the employee in the course and scope of his employment by the company in connection with or in any way affecting or relating to the business of the company or capable of being used or adapted for use by the company or in connection with its business shall be disclosed to the company and shall belong to and be the absolute property of the company or any other company nominated by it.
23.2The employee shall, if and when required by the company, apply or join with the company concerned at its expense in applying for Letters Patent or other equivalent protection in the Republic of South Africa or in any other part of the world for such discovery, invention, process, improvement or novel concept and shall at the expense of the company execute all instruments and do all things necessary for vesting the said Letters Patent or other equivalent protection in the

20
name of the company as sole beneficial owner or in the name of such other company as the company may nominate.
23.3 lnsofar as may be necessary the employee hereby assigns to the company the copyright in all present and future works eligible for copyright, including, without limitation, literary works or software programmes of which he may be the author, which works were or are created, compiled, devised or brought into being during the course and scope of his employment by the company. No consideration shall be payable by the company to the employee in respect of this assignment.
23.4 AII reports, manuals, financial statements, budgets, indices, research papers, letters or other similar documents (the nature of which is not limited by the specific reference to the aforegoing items) which are created, compiled or devised or brought into being by the employee or come into the employee's possession during the course and scope of his employment and all copies thereof will be the property of the company and, on the termination date or earlier if required by the company, such documents and all copies shall be returned to the company.
24
BUSINESS CODE OF ETHICS
The Business Code of Ethics of the company will be applicable to the employee and must be signed by the employee confirming that the employee has read and understood the contents,
25
CONDITIONS OF SERVICE
All the conditions of service of the company, as may be amended from time to time, will be applicable on the employee. It is expected of the employee to study the conditions of service carefully.

21
26      RESERVATION OF RIGHTS
The board reserves the right to reasonably amend or change, but not reduce the remuneration and benefits of the employee, by mutual agreement.
27
CONFIDENTIALITY AGREEMENT
A confidentiality agreement which forms an integral part of this Agreement, must be signed by the employee, covering a secrecy undertaking. This is a specific condition of employment.
28
RULES AND REGULATIONS
The employee agrees that the employee shall conform to all policies, rules, regulations and procedures in operation at the company from time to time. The rules, regulations and procedures of the company shall form part of this contract of employment and are obtainable from the personnel section,
29
ELECTRONIC AND OTHER COMMUNICATIONS
The employee hereby expressly gives the company permission to intercept, monitor, read, block or act upon any of the employee's electronic and other communications which shall include, but not be limited to, telephonic conversations, e-mails and any stored flies.
30
DISPUTES
In the event of any dispute relating to the terms of this agreement or to the fairness of the termination of the employee's employment, the dispute shall be finally resolved by arbitration conducted in accordance with the appropriate rules of the Arbitration
Foundation of South Africa, by an arbitrator agreed to between the parties or, failing such agreement, appointment by that Foundation.

22
31
RESIGNATION AS A DIRECTOR
The employee shall ipso facto be deemed on the date on which his employment with the company terminates to have resigned as a director of the company and any company in the group of which he is a director, in which event the employee hereby irrevocably appoints the then company secretary of the company and/or that company in the group as his agent in rem suam to sign all such documents and to do all such acts as may be necessary to effect and implement such resignation.
THUS DONE AND SIGNED AT…………………..ON THIS…………
DAY
OF……………...2008.
for and on behalf of:
the company
AS WITNESSES:

1. ……………………

2. ……………………
THUS DONE AND SIGNED AT………………..ON THIS ......... DAY
OF …………………..2008.
RJ SEPTEMBER
AS WITNESSES:

1. ……………………
2. ……………………

23
ADDENDUM 1
TOP MANAGEMENT TEAM AWARD PLAN
1.  The Top Management Team Award Plan is based on the performance of the Telkom
Group excluding Vodacom (the Company).
2.  The annual Top Management Team Award Plan provides for the creation of a bonus pool to be determined by the Company's earnings per share performance relative to budget
(see 3 below), to be distributed on the basis of participant's individual over or under performance against specific quantitative and qualitative criteria (see 4; 5; 6 below), subject to a minimum achievement (see 7 below) and restricted to a maximum payout
(see 8).
3.  At the Company's budgeted basic earnings per share, the bonus pool is equal to the sum of each participant's maximum bonus. The bonus pool will increase by 4% for every 1%
increase m the company's basic earnings per share above budget, and decrease by 10%
for every 1% decrease in company's basic earnings per share below budget.
4.  Each participant will receive a pro rata share of the bonus pool equivalent to the participant's Performance Rating as a percentage of the sum of all participants'
performance ratings subject to 7 below.
5.  The participants Performance Rating will be the sum of the ratings determined by over or under performance against pre determined objectives in the following criteria, which will each account for the designated percentage:
ii.  Basic Earnings per Share (BEPS) - 35%
iii.  Return on Assets (ROA) - 35%
iv.  Customer Centricity - 20%
v.  Human Resources -10%.
Notes:
The Basic Earnings per Share (BEPS) and Return on Assets (ROA) objectives will be those contained in the annual budget of the Telkom Group excluding Vodacom.

24
The Customer Centricity objectives wilt comprise various objectively determined measures which reflect the company's performance in delivering satisfaction to customers. The measures applicable for the 2008 financial year are the SA
Customer Satisfaction Index (SACSI) and the Annual Customer Satisfaction Measure
(CSM).
The Human Resources measure will comprise various objectively determined measures which reflect the company's performance in human capital management.
The measures applicable for the 2008 financial year are employee engagement and
Employment Equity.
6.  The participants rating in each of the criteria will be calculated by doubling the percentage achievement above/below the performance objective. (e.g. if actual achievement against the objective is 105% the participants rating will be 110% and if actual achievement against the objective is 90% the participants rating will be 80%)
7.  Employees whose individual performance is below 80% will not be eligible to participate in the Top Management Team Award Plan and their portion of the bonus pool will be divided between other participants.
8.  The bonus payments are restricted to a maximum of twice the guaranteed package.

INTERCONNECTION AGREEMENT

between

TELKOM SA LIMITED

and

NEOTEL (PROPRIETARY) LIMITED

CONTENTS

1.
PARTIES
2. INTERPRETATION
3. INTRODUCTION
PART I:    INTERCONNECTION OF THE PARTIES’ TELECOMMUNICATION SYSTEMS
4. INTERCONNECTION
5. NUMBER PORTABILITY

6.
INTERCONNECTION FEES
7. CALLING LINE IDENTIFICATION (‘CLI’)
PART II:    POILs FOR THE INTERCONNECTION OF THE PARTIES’
                    TELECOMMUNICATION SYSTEMS

8.
PROVISION OF POILs
9. INSTALLATION TIMES
10.       DELIVERY PROCESS FOR POILs
11.       SHARED POIL CHARGES
12.       DISCONTINUATION OF POILs
PART III:    BILLING PROCEDURES
13.       BILLING PROCEDURES
PART IV:    GENERAL
14.       PROTECTION OF THE PARTIES’ TELECOMMUNICATION SYSTEMS
15.       SAFETY
16.       FAULT REPORTING AND RESOLUTION
17.       NUMBERING
18.       TELECOMMUNICATION SYSTEM MODIFICATION
19.       TESTING
20.       OFFER OR REQUEST FOR NEW OR EXISTING SERVICES

21.       INTELLECTUAL PROPERTY RIGHTS
22.       OPERATIONAL LIAISON
23.       FORCE MAJEURE
24.       LIMITATIONS ON LIABILITY
25.       COMMENCEMENT
26.       TERMINATION, DURATION AND BREACH
27.       REVIEW
28.       CO-OPERATION
29.       RELATIONSHIP BETWEEN THE PARTIES
30.       SEVERABILITY
31.       CESSION
32.       DISPUTE RESOLUTION
33.       CONFIDENTIALITY
34.       VALUE-ADDED TAX
35.       NOTICES AND DOMICILIA
36.       WHOLE AGREEMENT
37.       VARIATION
38.       RELAXATION
39.       WARRANTIES
APPENDIX 1      TELKOM POINTS OF INTERCONNECTION
APPENDIX 2      NEOTEL POINTS OF PRESENCE
APPENDIX 3      INITIAL INTERCONNECTION AND CAPACITY
APPENDIX 4      TERMINATION RATES
APPENDIX 5      SPECIFICATIONS AND PROCEDURES FOR POINTS OF
                              INTERCONNECTION

APPENDIX 6      TECHNICAL SPECIFICATION FOR POILs

APPENDIX 7      OPERATION AND MAINTENANCE PROCEDURES FOR POILs
APPENDIX 8      OPERATION AND MAINTENANCE PROCEDURES FOR
                              INTERCONNECTION
APPENDIX 9      SERVICE LEVEL AGREEMENT FOR POILs
APPENDIX 10    TELKOM CHARGES AND DISCOUNTS FOR POILs

INTERCONNECTION AGREEMENT

1.
PARTIES

1.1.
The Parties to this Agreement are:

1.1.1.
Telkom SA Limited; and

1.1.2.
Neotel (Proprietary) Limited.

1.2.
The Parties agree as set out below.

2.
INTERPRETATION
2.1.
In this Agreement, unless inconsistent with or otherwise indicated by the context, the following words and terms shall have the meanings ascribed to them below:

2.1.1.
“Accommodating Party” means the Party providing accommodation, power, air conditioning and any related facilities at its site which is necessary to house the termination equipment of a POIL to be provided by the Providing Party;

2.1.2.
“Accounting Period” means a period of 1 (one) calendar month, terminating at 24:00 on the last day of each calendar month, the first such period commencing, unless otherwise agreed between the Parties in writing, on the Commencement Date;

2.1.3.
“the Act” means the Electronic Communications Act, 36 of 2005;

2.1.4.
“Actual CICD” means the actual customer installation completion date, being the date on which a POIL is made available by the Providing Party to the
Accommodating Party;

2.1.5.
“Actual RFO date” means the actual ready for occupation date being the date on which the Accommodating Party actua lly makes accommodation and other facilities available to the Providing Party, as it is required to do in terms of 10.1;

2.1.6.
“Agreement” means this agreement together with all appendices attached thereto;

2.1.7.
“Authority” means the Independent Communications Authority of South Africa,
established in terms of the Independent Communications Authority of South Africa
Act, 13 of 2000, or its successor in title;

2.1.8.
“BBZ rates/Beyond Billing Zone rates” means Interconnection Fees payable for
Calls handed over from one Party to the other at a POI or POP situated in a particular
Billing Zone for termination in a different Billing Zone;

2.1.9.
“Billing Information” means the information in respect of Calls handed over between the Parties across a POI during a particular Account ing Period, comprising at least the following details:

2.1.9.1.
the total duration of all Calls in seconds, separated into the various categories as set out in 6.2 and 6.4;

2.1.9.2.
the applicable rate groups as set out in 6.2, 6.4 and Appendix 4;

2.1.9.3.
the Interconnection Fees payable by the Parties to one another as set out in 6.2,
6.4 and Appendix 4;

2.1.9.4.
information as to the point/s at which the Parties measured the information as set out in 2.1.9.1, 2.1.9.2 and 2.1.9.3 above;
2.1.10.
“Billing Zone” means a billing area associated with a POI or POP and dialing codes as set out in Appendices 1 and 2;

2.1.11.
“Business Day” means any day (between 07:30 and 16:30) other than a Saturday,
Sunday or official public holiday in the Territory;

2.1.12.
“calendar month” means a period from the first day to the last day of a month (e.g. 1
January to 31 January, both days inclusive);

2.1.13.
“Call” means a connection through a Telecommunication System, the object of which is the carriage and successful delivery of a telephony Signal from a
Telecommunication System from which such telephony Signal emanates, to communications equipment on a Telecommunication System by which such telephony Signal is to be received, or to communications equipment which provides an automatic response if connection cannot be effected;

2.1.14.
“Commencement Date” means the date on which this Agreement is filed with the
Authority;

2.1.15.
“Confidential Information” means all information, know-how, ideas, concepts, technology, manufacturing processes, industrial, marketing and commercial knowledge of a confidential nature (whether intangible or in tangible form) relating to or developed in connection with or in support of the business of Telkom or Neotel, as the case may be, and any matter concerned with or arising out of this Agreement ;

2.1.16.
“Distribution Frame” means a frame on which POILs provided in terms of this
Agreement terminate;

2.1.17.
“DPSU” means a digital primary switching unit in Telkom’s Telecommunication
System;

2.1.18.
“Emergency Organisation” means, in respect of any locality, the relevant public police, fire, ambulance or traffic authority or coast guard services for that locality and any other similar organisation providing assistance to the public in emergencies;

2.1.19.
“GTTI” means the guaranteed time to install a POIL, for a specified service level option in terms of 9.1;

2.1.20.
“Interconnection” means the linking of the Parties’ Telecommunication Systems as provided for in this Agreement ;

2.1.21.
“Interconnection Fees” means the fees and charges payable by the Parties to one another in terms of 6 of this Agreement;

2.1.22.
“International Call” means a Call which:

2.1.22.1.
originates on a Telecommunication System in the Territory and terminates on a
Telecommunication System outside the Territory, or originates on a
Telecommunication System outside the Territory and terminates on a
Telecommunication System in the Territory; or

2.1.22.2.
originates and terminates on a Telecommunication System outside the Territory but is conveyed on Telecommunication Systems in the Territory;

2.1.23.
“ITE” means an international telephone exchange in Telkom’s Telecommunication
System or an international point of presence in Neotel’s Telecommunication System through which International Calls are routed;

2.1.24.
“ITU-T” means the Telecommunications Standardization sector of the International
Telecommunications Union;

2.1.25.
“Modification” means a change to a Party’s Telecommunication System (excluding routine POIL reconfigurations and routing changes), which requires a change to be made to the other Party’s Telecommunication System in order to allow the continuance of the conveyance of Calls across a POI;

2.1.26.
“National Call” means a Call which originates on a Telecommunication System located in the Territory and terminates on a Telecommunication System located in the Territory;

2.1.27.
“Neotel” means Neotel (Proprietary) Limited, a private company duly incorporated in the Republic of South Africa, with registration number 2004/004619/07, and with its registered office at 21E Polo Crescent, Woodmead Office Park, Woodmead,
2052;

2.1.28.
“Number” means any numerical or alpha-numerical identifier of any end-user device/terminal equipment in relation to any Telecommunication Service;

2.1.29.
“Number Portability” means a capability whereby a subscriber who so requests can retain his or her Number when changing service from one public switched telecommunication service licensee to another public switched telecommunication service licensee;

2.1.30.
“Other Licensed Operator” means a person licensed within the Territory to provide
Telecommunication Services and such person has entered into an interconnection agreement with either Telkom or Neotel;

2.1.31.
“Party/ the Parties” means a party to this Agreement or both of them, as the context requires;

2.1.32.
“POIL Charges” means any amount payable by the Parties to each other in terms of
Part II of this Agreement, after any relevant discounts provided for in this Agreement have been taken into account;

2.1.33.
“Point of Interconnection/POI” means a point on the Distribution Frame located at
Telkom’s relevant DPSUs, ITEs or any other point, as set out in Appendix 1, as augmented from time to time;

2.1.34.
“Point of Interconnection Link/POIL” means a dedicated point-to-point transmission link with a transmission speed of 2 Mbit/s complying with ITU-T recommendations and provided by either Party for the conveyance of Signals between the Parties’
Telecommunication Systems, which shall be configured as a bothway transmission link for traffic purposes and shall include signalling links;

2.1.35.
“POP” means a physical point of presence as set out in Appendix 2, as augmented from time to time, in Neotel’s Telecommunication System which is used for purposes of Interconnection to a POI;

2.1.36.
“Providing Party” means the Party providing a POIL as set out in Part II of this
Agreement;

2.1.37.
“Rand or R” means the lawful currency of the Territory;

2.1.38.
“Scheduled CICD” means the scheduled customer ins tallation completion date, being the date on which the Providing Party anticipates making available a POIL to the
Accommodating Party;

2.1.39.
“Scheduled RFO date” means the scheduled ready for occupation date being the date on which the Accommodating Party undertakes to make accommodation and associated facilities available to the Providing Party, as it is required to do in terms of
10.1, to enable transmission equipment to be installed;

2.1.40.
“Signal” includes signs, sounds, writing or information of any kind;

2.1.41.
“Switch” means a node in Telkom’s Telecommunication System at which Signals are switched from one Telecommunication System to the other or are capable of so being switched;

2.1.42.
“Telecommunication Facility” includes any wire, cable, antenna, mast or other thing which is or may be used for or in connection with communication;

2.1.43.
“Telecommunication Service” means any service provided by means of a
Telecommunication System;

2.1.44.
“Telecommunication System” means any system or series of Telecommunication
Facilities or radio, optical or other electromagnetic apparatus or any similar technical system used for the purpose of communication, whether or not such communication is subject to rearrangement, composition or other processes by any means in the course of their transmissio n or emission or reception;

2.1.45.
“Telkom” means Telkom SA Limited, a public company duly incorporated in the
Republic of South Africa, with registration number 1991/05476/06 and with its registered office at Telkom Towers North, 152 Proes Street, Pretoria;

2.1.46.
“Termination Rates” means WBZ rates or BBZ rates or both, as the context requires;

2.1.47.
“Territory” means the geographic area of the Republic of South Africa, as constituted from time to time;

2.1.48.
“WBZ rates/Within Billing Zone rates” means Interconnection Fees payable for
Calls handed over from one Party to the other at a POI or POP situated in a particular
Billing Zone for termination in the same Billing Zone ;

2.1.49.
“year” means a period of 12 (twelve) calendar months.

2.2.
Any reference to an enactment is to that enactment as at the date of signature of this
Agreement and as amended or re-enacted from time to time.

2.3.
If any definition contains a substantive provision conferring rights or imposing obligations on a Party, effect shall be given to it as if it were a substantive provision in the body of this Agreement, notwithstanding that it is only in the definition clause.

2.4.
The clause headings in this Agreement and the Appendices to this Agreement have been inserted for convenience only and shall not be taken into account in its interpretation.
2.5.
Where figures are referred to in numerals and in words, if there is any conflict between the two, the words shall prevail.

2.6.
Words and expressions defined in any clause or sub-clause shall, for the purposes of that clause or sub-clause, bear the meaning assigned to such words and expressions in that clause or sub-clause.

2.7.
This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Republic of South Africa.
2.8.
In the event of a conflict between the provisions of the Appendices to this Agreement and the main body of this Agreement, the provisions of the main body of this
Agreement shall prevail.
2.9. Any reference to:

2.9.1.
the singular shall include the plural and vice versa;
2.9.2. natural persons includes lega l persons and vice versa;
2.9.3. a gender includes the other genders.

2.10.
The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement that expressly provide that they shall operate after any such expiration or termination or which of necessity shall continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

2.11.
Where any period of days or Business Days is to be calculated from a particular day in terms of this Agreement, such period shall be calculated as excluding such particular day and commencing on and including the day or Business Day thereafter. If the aforesaid calculation pertains to days, and the last day falls on a day which is not a
Business Day, the last day shall be the next succeeding Business Day.

2.12.
No rule of construction shall be applied to the disadvantage of a Party because that
Party was responsible for or participated in the preparation of this Agreement or any part of it.

2.13.
The words “include”, “including” and “in particular” shall be construed as being by way of example or emphasis only and shall not be construed as, nor shall they take effect as, limiting the generality of any preceding word/s.

2.14.
The words “other” and “otherwise” shall not be construed eiusdem generis with any preceding words where a wider construction is possible.

2.15.
The provisions of Chapter III of the Electronic Communications and Transactions Act,
25 of 2002, are hereby excluded in the application, construction and interpretation of this Agreement.

3.
INTRODUCTION

3.1.
Both Telkom and Neotel are holders of public switched telecommunication service licenses granted to them in terms of the Telecommunications Act, 103 of 1996 and validated in terms of the Act.

3.2.
The Parties wish to establish Interconnection in terms of the Act.

3.3.
The Parties shall provide POILs in terms of this Agreement, their public switched telecommunication service licences and the Act.

3.4.
The Parties wish to record the terms and conditions of the ir agreement in relation to the matters contemplated in 3.2 and 3.3 above and matters ancillary thereto.

PART I:        INTERCONNECTION OF THE PARTIES’ TELECOMMUNICATION
                         SYSTEMS

4.
INTERCONNECTION

4.1.
Each Party shall connect and keep connected its Telecommunication System to the other
Party’s Telecommunication System in accordance with the provisions of this
Agreement, so that Signals may be conveyed to and from each such Telecommunication
System.

4.2.
Telkom shall ensure that POIs exist and are available for Interconnection at the localities set out in Appendix 1, and Neotel shall ensure that POPs exist and are available for Interconnection at the localities set out in Appendix 2. Either Party may, from time to time, add to the aforesaid POPs or POIs, as the case may be, at which it offers or proposes to offer Interconnection, upon written notification to the other Party.
For the avoidance of doubt, an offer or proposed offer as aforesaid shall not affect
Interconnection Fees relating to Calls handed over at existing POIs or POPs, until such time as agreement is reached, or resolution in terms of 32 has taken place, as contemplated in 4.3.

4.3.
Where an offer or proposed offer as contemplated in 4.2 is made by one Party to the other and the offering Party reasonably believes that a reciprocal POI or POP, as the case may be, should be made available, the Parties shall promptly meet and negotiate in good faith to reach agreement in writing to establish Interconnection between the offered or proposed to be offered POI or POP, as the case may be, and the proposed new POI or POP of the other Party. The Parties shall, in the negotiations as aforesaid, take into account, inter alia, factors such as, reasonableness of the offering Party’s request for a reciprocal POI or POP, as the case may be, date of commissioning, capacity, mapping of the new POI and POP into the national numbering plan and
Interconnection Fees. A request for a reciprocal POI or POP, as the case may be, shall be deemed to be reasonable if the implementation of the request:

4.3.1.
is technically and financially feasible; and

4.3.2.
will promote the efficient use of both Parties’ Telecommunication Systems; and

4.3.3.
can be implemented on a reciprocal basis between the Parties; and

4.3.4.
is not in conflict with either Party’s network architecture and routing structures; and

4.3.5.
will not constitute Interconnection at a level lower than the 0NN code of the national number format as contemplated in the Numbering Plan Regulations published in
Government Gazette No 28839 of 15 May 2006 (Notice R.455 of 2006).
Should the Parties fail to reach agreement as aforesaid, the matter shall be deemed to be a dispute to be dealt with and resolved in terms of 32.

4.4.
The Parties shall establish Interconnection between the POIs and POPs on the dates and at the places set out in Appendix 3.

4.5.
Should either Party wish to establish Interconnection to POIs or POPs contemplated in
Appendices 1 and 2, in addition to those provided for in Appendix 3, the requesting
Party shall indicate in writing the capacity required and give the other Party at least 45
(forty five) days notice and the other Party shall ensure that the necessary capacity is available. Should the other Party disagree with the capacity requested, then the Parties shall negotiate in good faith to reach agreement on the capacity to be provided. If the
Parties cannot reach agreement as aforesaid, then the lower of the two proposed capacity figures shall be provided and the service quality at the POI shall be monitored by the Parties for a period of 14 (fourteen) days. If necessary, the capacity shall then be increased to achieve the requisite service quality as set out in Appendix 5.

4.6.
Should either Party wish to increase or decrease the interconnection capacity between a
POI and a POP, it shall give to the other Party notice in writing of such intention setting out in detail the proposals and reasons for the proposed change and give the other Party at least 45 (forty five) days notice and the other Party shall ensure that the necessary capacity is available in case of an increase of capacity. Should the other Party disagree with the capacity adjustment requested, then the Parties shall negotiate in good faith to reach agreement on the capacity adjustment. If the Parties cannot reach agreement as aforesaid, then the capacity in use shall be adjusted in increments whilst monitoring the service quality at the POI until such time as the requisite service quality as set out in
Appendix 5 has been reached.

4.7.
Should either Party wish to terminate the Interconnection between a POI and a POP, it shall give to the other Party notice in writing of such request setting out in detail the reasons for the proposed termination. The Parties shall negotiate in good faith to reach agreement on the termination. If the Parties cannot reach agreement as aforesaid, then
Interconnection shall remain, and at the current capacity.

4.8.
Each Party shall provide to the other Party, in writing, on a 6 (six) monthly basis, for purposes of facilitating each Party’s planning and budgeting, a rolling forecast of its expected requirement for capacity between POIs and POPs relating to Interconnection over the coming 2 (two) years.

4.9.
Each of the Parties undertakes that the POIs or POPs provided for in this 4 shall be operated and maintained in accordance with the operation and maintenance procedures set out in Appendices 7 and 8.

4.10.
Each Party undertakes to the other that the fulfillment of such Party’s obligations in terms of this 4 shall be in accordance with the technical standards, specifications and procedures more fully set out in Appendices 5 and 6.

4.11.        Each Party shall, at its own cost and expense, provide, maintain and be responsible in all respects, for whatever communications equipment is necessary on its side of a POI, to ensure the conveyance of Calls within and between the Parties’ Telecommunication
Systems. The aforegoing obligation shall exclude POILs which are dealt with in Part II of this Agreement.

4.12.
For purposes of 6.2, each Party shall, by means of its own Telecommunication System, convey Calls originating on or transiting its Telecommunication System and destined for the other Party’s Telecommunication System to POIs and shall convey Calls originating on or transiting the other Party’s Telecommunication System and destined for its own Telecommunication System from such POIs to the communications equipment by means of which such Calls are to be received or to any other communications equipment which provides an automatic response if connection cannot be effected.

4.13.        Neither Party shall make nor permit to be made any alteration, adjustment or addition to any POIs or POPs or any element of its Telecommunication System in such a way as to adversely affect or impair the operation of the Telecommunication System of the other
Party or so as to otherwise adversely affect or impair the conveyance of Signals pursuant to Interconnection. Each Party undertakes to take whatever steps are reasonably necessary to minimise service failures and congestion and signaling disturbances which would affect the ability of the other Party to convey Calls on its Telecommunication
System.

4.14.
If Interconnection is interrupted for any reason whatsoever, the Party within whose
Telecommunication System such interruption arose shall, at its own cost and expense,

procure a restoration of the service levels in accordance with the operation and maintenance procedures set out in Appendices 7, 8 and 9.

4.15.
If a Party reasonably believes the other Party to be in breach of any of its obligations in terms of this 4, such Party shall be entitled to require the other Party, from time to time, upon at least 20 (twenty) Business Days written notice to such other Party, to provide it with whatever information and material may reasonably be necessary to enable it to satisfy itself that such other Party is not in breach of any of its obligations in terms of this 4, provided that:

4.15.1.
such process shall not interfere with the conduct of such other Party’s business or the provision of Telecommunication Services to subscribers of such other Party; and

4.15.2.
such notice shall specify the nature of the breach alleged.

4.16.
Each Party shall be responsible for all costs and expenses incurred by it in fulfilling its
Interconnection obligations in terms of this 4.

5.
NUMBER PORTABILITY

5.1.
The Parties shall offer Number Portability to their subscribers.

5.2.
The Parties shall treat all Calls to ported Numbers no less favourably than the Parties treat calls on their own Telecommunication Systems. Interconnection Fees as contemplated in 6 shall apply in respect of Calls to ported Numbers.

6.
INTERCONNECTION FEES

6.1.
Introduction

6.1.1.
In consideration for Interconnection and conveyance of Calls between their respective Telecommunication Systems, the Parties shall pay to one another
Interconnection Fees provided for in this 6.

6.1.2.
Interconnection Fees payable by the Parties to one another in respect of all Calls shall be calculated in accordance with the provisions of this 6, on a per second basis.

6.1.3.
The measuring of a Call’s duration shall commence when an answer signal is received across the relevant POI and shall terminate when the Call is cleared down.

6.1.4.
Telkom shall measure and record telecommunication traffic and Billing Information at its DPSUs, ITEs or any other point, as set out in Appendix 1, as augmented from time to time, to which Neotel’s Telecommunication System is interconnected.
Neotel shall measure and record telecommunication traffic and Billing Information at its POPs or any other point, as set out in Appendix 2, as augmented from time to time.

6.1.5.
The calculation of Interconnection Fees in respect of any Accounting Period shall be based on Billing Information, for each of the categories of Calls given in 6.2 below.

6.1.6.
Within 30 (thirty) days of the Commencement Date each Party shall provide the other with a written table (which shall form part of this Agreement) setting out the per minute transit rates applicable to Calls to each Other Licensed Operator, which shall also be applicable to Calls directly routed to ported numbers. The aforesaid transit rate shall include the interconnection charges charged by the relevant Other
Licensed Operator to the Party providing the written table.

6.1.7.
As and when number portability is introduced, each Party shall promptly provide the other with a table setting out the per minute trans it rates applicable to Calls to ported
Numbers which are indirectly routed. The aforesaid transit rate shall include the routing charges payable to the donor operator as well as the interconnection charges charged by the recipient operator.

6.1.8.
In the event of a Party negotiating an agreement with an Other Licensed Operator not contained in the written table contemplated in 6.1.6 and 6.1.7, or the aforesaid written table is amended as a result of a change to an agreement with an Other
Licensed Operator, the new or amended per minute transit rate/s shall be notified to the other Party in the form of an amended written table. Any new or amended transit rate/s shall be implemented on a date as agreed between the Parties in writing but not more than 45 (forty five) days after provision of the amended written table.
Agreement in writing of the implementation date as aforesaid shall be deemed to be an amendment to this Agreement.

6.1.9.
Within 30 (thirty) days of the Commencement Date each Party shall provide the other, with a written table (which shall form part of this Agreement) setting out of its per minute wholesale international rates per destination and, if applicable, per rate group.

6.1.10.
In the event of a Party amending the written table contemplated in 6.1.9, the new or amended per minute wholesale international rate/s shall be notified to the other Party in the form of an amended written table. Any new or amended wholesale international rate/s shall be implemented on a date as agreed between the Parties in writing but not more than 45 (forty five) days after provision of the amended written table. Agreement in writing of the implementation date as aforesaid shall be deemed to be an amendment to this Agreement.

6.1.11.
Within 30 (thirty) days of the Commencement Date each Party shall provide the other, with a written table (which shall form part of this Agreement) setting out the per minute Termination Rate applicable to short-coded Numbers accessible on its
Telecommunication System.

6.1.12.
In the event of a Party implementing new short-coded Numbers accessible on its
Telecommunication System not contained in the written table contemplated in 6.1.11, or the aforesaid written table is amended as a result of the discontinuation of a short-
coded Numbers on its Telecommunication System, the new or amended per minute
Termination Rate shall be notified to the other Party as an amended written table.
Any new or amended Termination Rate/s shall be implemented on a date as agreed between the Parties in writing but not more than 45 (forty five) days after provision of the amended written table. Agreement in writing of the implementation date as aforesaid shall be deemed to be an amendment to this Agreement.

6.1.13.
Within 30 (thirty) days of the Commencement Date each Party shall provide the other with a written table (which shall form part of this Agreement) setting out the per minute Termination Rate applicable to non-geographic service Numbers (excluding premium rated service Numbers) accessible on its Telecommunication System.

6.1.14.
In the event of a Party implementing new non-geographic service Numbers accessible on its Telecommunication System not contained in the written table contemplated in
6.1.13, or the aforesaid written table is amended as a result of the discontinuation of non-geographic service Numbers on its Telecommunication System, the new or amended per minute Termination Rate shall be notified to the other Party as an amended written table. Any new or amended Termination Rate/s shall be implemented on a date as agreed between the Parties in writing but not more than 45
(forty five) days after provision of the amended written table. Agreement in writing of the implementation date as aforesaid shall be deemed to be an amendment to this
Agreement.

6.1.15.
No Interconnection Fees shall be levied by any Party in respect of Calls made to:

6.1.15.1.
an invalid, defective or non-existent Number; or

6.1.15.2.
a Number which is engaged; or

6.1.15.3.
equipment within a Party’s Telecommunication System which provides a voice announcement instead of a notification tone, in respect of Calls contemplated in
6.1.15.1 and 6.1.15.2.

6.2.
National, International and transit Calls

6.2.1.
For National and International Calls terminating on a Party’s Telecommunication
System handed over from the Telecommunication System of the other Party, where
WBZ rates are applicable, the other Party shall pay to the terminating Party, an amount calculated in accordance with the following formula:
W = A x B
60
Where
W =    the amount in Rand to be paid to the terminating Party in respect of a particular
Accounting Period; and

A =     the total duration in seconds of all relevant Calls for a particular rate group as specified in 2.1 or 3.1 of Appendix 4, as the case may be, and in respect of such Accounting Period; and

B =     the applicable per minute WBZ rate for a particular rate group as specified in
2.1 or 3.1 of Appendix 4, as the case may be.
6.2.2.
For National and International Calls terminating on a Party’s Telecommunication
System handed over from the Telecommunication System of the other Party, where
BBZ rates are applicable, the other Party shall pay to the terminating Party, an amount calculated in accordance with the following formula:

W = A x C
60
Where
W =    the amount in Rand to be paid to the terminating Party in respect of a particular
Accounting Period; and

A =     the total duration in seconds of all relevant Calls for a particular rate group as specified in 2.2 or 3.2 of Appendix 4, as the case may be, and in respect of such Accounting Period; and

C =     the applicable per minute BBZ rate for a particular rate group as specified in
2.2 or 3.2 of Appendix 4, as the case may be.
6.2.3.
For National and International Calls transiting a Party’s Telecommunication System, handed over from the Telecommunication System of the other Party and terminating on a Telecommunication System of an Other Licensed Operator, the other Party shall pay to the transiting Party, an amount calculated in accordance with the following formula:
X = A x D
60

Where
X =     the amount in Rand to be paid to the transiting Party in respect of a particular
Accounting Period; and

A =     the total duration in seconds of all relevant Calls for a particular rate group in respect of such Accounting Period; and

D =     the applicable per minute transit rate as contemplated in 6.1.6, 6.1.7 and 6.1.8 for each particular rate group and Other Licensed Operator.
6.2.4.
For National and International Calls transiting a Party’s Telecommunication System, handed over from the Telecommunication System of the other Party and terminating on a Telecommunication System operated outside the Territory, the other Party shall pay to the transiting Party, an amount calculated in accordance with the following formula:
X = A x E
60
Where
X =     the amount in Rand to be paid to the transiting Party in respect of a particular
Accounting Period; and

A =     the total duration in seconds of all relevant Calls for a particular rate group, if applicable, in respect of such Accounting Period; and

E =     the applicable per minute wholesale international rate as contemplated in 6.1.9 and 6.1.10 for each international destination and particular rate group, if applicable.
6.3. Non-discrimination
6.3.1. Each Party hereby undertakes in favour of the other:
6.3.1.1.
that it will not discriminate against the other Party as far as the provision of
Interconnection is concerned; and/or
6.3.1.2.
to treat the other Party no less favourably, both in general and in particular, as far as Termination Rates are concerned, than it treats any Third Party. For the purpose of this clause 6.3.1.2, "Third Party" shall mean any person, other than the
Parties, who is licensed in terms of the Act to provide telephony services, or third party resellers of either Party's voice traffic.
6.3.2.
For the avoidance of doubt, neither Party shall be obliged to charge any Third Party the same Termination Rates as the Termination Rates charged by the other Party to
Third Parties.
6.3.3.
Notwithstanding the provisions of 6.2, and subject to the provisions of 6.3.4, neither
Party shall at any time after the Commencement Date be obliged to pay the
Termination Rates as provided for in 6.2, if such Termination Rates exceed the
Termination Rates provided by a Party to Third Parties (excluding any particular type of Call as may be agreed to between the Parties in writing).

6.3.4.
In the event that either Party alleges that the other Party is providing Termination
Rates to any Third Party which are lower than the Termination Rates provided for in
6.2, the alleging Party shall deliver a notice (“the Notice”) in writing to the other
Party advising it of this alleged occurrence and setting out in reasonable detail the basis for its allegations, whereafter the Parties shall forthwith meet and negotiate, in good faith, with a view to adjusting the Termination Rates set out in 6.2. Should the
Parties fail, within 30 (thirty) days of receipt of the Notice, to reach agreement on appropriate adjustments to be made to the Termination Rates or to otherwise resolve the matter, same shall be considered a dispute for purposes of 32 of this Agreement and shall be resolved in accordance with the provisions of 32. The alleging Party shall, pending the final resolution of the dispute in terms of 32, be entitled to reduce, with effect from the date of receipt of the Notice, the Termination Rates provided for in 6.2, to be equal to the relevant Termination Rates provided by the other Party to any Third Party, as alleged in the Notice, provided that should final resolution of the dispute in accordance with 32 not favour the alleging Party, the alleging Party shall forthwith pay to the other Party any sum found to be due and payable to the other
Party, together with interest thereon, if applicable, calculated at the prime overdraft rate charged by The Standard Bank of South Africa Limited, from time to time, plus
4% (four percent), nominal annual compounded monthly, calculated with effect from the date of the reduction of the Termination Rates until the date of actual payment.

6.4. Other Interconnection services

6.4.1.
No Interconnection Fees shall be levied by either Party against the other in respect of:

6.4.1.1.
Calls made to Emergency Organisations which may be accessed by dialling the
Number 107, the Number 112, the Number 10111, the Number 10177, or the
Number 10178; or

6.4.1.2.
Calls routed to Emergency Organisations via centres nominated in writing by either Party to receive such Calls and agreed to in writing by the Parties negotiating in good faith.

6.4.2.
No Interconnection Fees shall be levied by either Party against the other in respect of
Calls to “toll-free” Telecommunication Services offered on a Party’s
Telecommunication System.

6.4.3.
Directory services

6.4.3.1.
If required by Neotel, national directory enquiry Calls by subscribers of Neotel shall be routed across the POIs to Telkom’s national directory enquiry centres using the Number 1023. Telkom shall route such Calls to the national directory enquiry centre of its choice. WBZ rates as set out in Appendix 4 shall apply.

6.4.3.2.
If required by Neotel, international directory enquiry Calls by subscribers of
Neotel shall be routed across the POIs to Telkom’s international directory enquiry centre using the Number 0903 or 10903, as the case may be. WBZ rates as set out in Appendix 4 shall apply.

6.4.3.3.
If required by Neotel, Telkom shall grant to Neotel direct online access to
Telkom’s national directory information database, subject to the following conditions:

6.4.3.3.1.
access shall be subject to a separate commercial agreement between the
Parties; and

6.4.3.3.2.
in addition to any access amount payable by Neotel as contemplated in
6.4.3.3.1, Neotel shall pay to Telkom an amount of R10,000.00 (ten thousand
Rand) per calendar month (”the Directory Database Usage Charge”) ; and

6.4.3.3.3.
Neotel shall ensure that all information extracted from Telkom’s directory information database shall be used solely for dealing with online enquires made by its subscribers and that the said information shall not be used to produce directories in any form, downloaded for sale to any other person, or for any other purpose. Neotel shall not acquire any intellectual property rights in any information contained in Telkom’s national directory information database.

6.4.3.4.
The provisions of 6.4.3.1, 6.4.3.2 and 6.4.3.3 shall apply, mutatis mutandis, in relation to Telkom’s access to the directory services of Neotel once such services are operational, save that Neotel shall notify Telkom of the applicable Numbers for access to such services.

6.4.4. Interconnection of switchboard operator assisted Call services

6.4.4.1.
Each Party shall be responsible for rendering its own switchboard operator assisted service, if such is offered to its own subscribers in respect of the booking and establishment of switchboard operator assisted Calls to Numbers on other
Telecommunication Systems. Switchboard operators of the one Party’s switchboard operator assisted service shall not assist the other Party’s switchboard operators of that Party’s switchboard operator assisted service. In the case of any switchboard operator assisted Call from one Party’s Telecommunication System, terminated or carried on the other Party’s Telecommunication System,
Interconnection Fees as set out in 6.2 shall apply.

6.4.4.2.
The Parties shall not implement an inter-Telecommunication System “reverse charge” Call or “collect” Call service across the POIs.

6.5.
Review of various fees

6.5.1.
Change to Termination Rates

6.5.1.1.
The Termination Rates provided for in 6.2, shall remain unchanged until 31
December 2007, whereafter:

6.5.1.1.1.
Telkom shall be entitled to increase its Termination Rates referred to in 6.2;
and

6.5.1.1.2.
Neotel shall be entitled to increase its Termination Rates referred to in 6.2, once a year with effect from 1 January of each year, provided that notice of such increase is furnished by the Party effecting the increase to the other Party no later than 30 September of the preceding year. Such increase shall be limited to an amount not exceeding the higher of CPI or R0.02 (two cents) and no carry-over of increases not taken from one year to another shall be permissible. The Party effecting the increase shall be responsible for obtaining all approvals and authorizations as might be necessary to enable it to do so. For purposes hereof
CPI shall mean the official Consumer Price Index as calculated for the twelve-
month period ending on 31 August of the year preceding the increase.

6.5.2.
Notwithstanding the provisions of 6.5.1, any Party may decrease its Termination
Rates at any time.

6.6.
Payment
All Interconnection Fees owing by one Party to the other in terms of this Agreement shall be paid in accordance with the provisions of 13.

7.
CALLING LINE IDENTIFICATION (‘CLI’)

7.1.
Subject to the remaining provisions of this 7, the Parties agree to forward CLI to each other across any POI, irrespective of whether or not the CLI has been restricted for the forwarding thereof to other end-users, provided that such forwarding is feasible, technically or otherwise.

7.2. Where CLI has been restricted by the subscriber, the forwarding thereof shall be:

7.2.1.
forwarded to the other Party in a restricted mode; and

7.2.2.
utilized by the other Party for internal technical purposes, forwarding thereof to
Other Licensed Operators and lawful interception purposes only.

7.3.
Where the forwarding of CLI has been restricted by the subscriber and this restriction has been correctly communicated to the other Party, the Party receiving such CLI shall under no circumstances permit or enable in any way such CLI to be forwarded and/or presented on any terminal equipment within its Telecommunication System and shall, in addition, not make available such CLI to any third party. “Third party” for the purposes hereof includes, but is not limited to, subscribers, parties operating or providing services on that Party’s Telecommunication System (e.g. value added- and information service providers), agents, subcontractors and service providers, their employees and representatives.

7.4.
Should either Party allow the forwarding of CLI contrary to the provisions of 7.2 and/or
7.3, and fail to terminate such practice within 2 (two) days of receipt or deemed receipt from the other Party of a written demand for it to do so, the offending Party shall be in breach of this Agreement.

7.5.
The Parties shall not amend/manipulate the CLI as presented to each other in respect of any Calls crossing a POI.

7.6.
Neither Party can guarantee the integrity of any CLI in respect of Calls originating on a
Telecommunication System outside the Territory.

PART II: POILs FOR THE INTERCONNECTION OF THE PARTIES’
TELECOMMUNICATION SYSTEM S

8.
PROVISION OF POILs

8.1.
Accommodation Principles

8.1.1.
Unless otherwise agreed between the Parties, the following principles shall be applied where the Accommodating Party provides accommodation for housing transmission equipment belonging to the Providing Party and used for the provision of POILs:

8.1.1.1.
transmission equipment of the Providing Party shall be housed in a separate partitioned area in the Accommodating Party’s building with independent access or in an external container on the property on which the Accommodating Party’s building is located;

8.1.1.2.
adequate mast space if required, power (dc and ac), air-conditioning and earthing shall be provided by the Accommodating Party;

8.1.1.3.
tie cable and ducting between the Parties’ equipment shall be provided by the
Accommodating Party;

8.1.1.4.
boundary access for underground cables and fibres shall be provided by the
Accommodating Party. Dual access shall be provided in cases where POILs need to be provided with route diversity (platinum services);

8.1.2.
The items set out in 8.1.1 above shall be provided by the Accommodating Party free of charge to the Providing Party provided that the transmission equipment so housed is used solely and exclusively for purposes of Interconnection and provided further that all transmission equipment shall remain the sole and exclusive property of the
Providing Property.

8.1.3.
In the event that the Providing Party wishes to utilize any of the transmission equipment aforesaid for the provision of services to third parties from the
Accommodating Party’s site where POIL/s terminate, the Providing Party shall be required to enter into a written site leasing agreement with the Accommodating Party on commercial terms and conditions, in which case 8.1.2 shall cease to apply.

8.2.
Party providing POIL/s
8.2.1.
In respect of capacity as envisaged in 4.5 and Appendix 3 either Party may request the establishment of POIL/s between a POI and POP.

8.2.2.
Any request as contemplated in 8.2.1 shall be directed in writing to the address or telefax number of the person nominated in writing by either Telkom or Neotel, as the case may be, from time to time during the term of this Agreement and shall contain at least the following information:

8.2.2.1.
the detailed physical addresses of the relevant POIs and POPs, such addresses to include the street and stand numbers as well as the longitude and latitude co-
ordinates of such points, indicated in degrees, minutes and seconds;
8.2.2.2. the number of POILs required between the relevant POIs and POPs;

8.2.2.3.
the package options for the relevant POIL/s (e.g. T1, P3, etc.) required as set out in 8.9 below;

8.2.2.4.
the date on which such POIL/s are required.

8.2.3.
Each request contemplated in 8.2.2 shall be signed by a duly authorized signatory of the requesting Party and shall reflect the date on which it is submitted to other Party and shall either be hand delivered or telefaxed to the person nominated by either
Party in terms of 8.2.2.

8.2.4.
Pricing shall be established to determine whether Telkom or Neotel will be the
Providing Party. The comparator shall be Telkom’s pricing as set out in Appendix
10, after all relevant discounts have been taken into account. Within 5 (five)
Business Days of the request for POIL/s as envisaged in 8.2.3 has been received or deemed to have been received, Neotel shall provide Telkom in writing with documentation setting out its lower pricing. The Parties shall then promptly meet to determine whether the pricing provided by Neotel is in fact lower than Telkom’s discounted pricing as set out in Appendix 10. Should Neotel fail to respond as aforesaid Telkom shall provide the relevant POIL/s.

8.2.5.
The decision as to who shall be the Providing Party, shall be subject to the ability of the other Party to provide the necessary accommodation as set out in 8.1. If the other
Party is unable to provide the necessary accommodation as aforesaid, the Parties shall meet and negotiate, in good faith, with a view to agreeing on who should be the
Providing Party and the applicable terms and conditions.

8.2.6.
Should the Parties fail to reach agreement as to whether Neotel’s pricing is in fact lower than Telkom’s pricing as set out in Appendix 10, after all relevant discounts have been taken into account, the Parties shall then promptly meet and consult with one another in order to try to resolve the dispute. Failing resolution of the dispute within 5 (five) Business Days, the dispute may be referred by Telkom for investigation and determination by a firm of auditors agreed to between the Parties or, failing agreement, by a firm of auditors nominated by the President, for the time being, of the South African Institute of Chartered Accountants. Such auditors shall, in their determination of the dispute act as experts and not as arbitrators and their decision shall be final and binding on the Parties. The Parties shall co-operate in any such investigation. The independent auditor’s costs shall be paid by Telkom in the event that Neotel’s pricing is found to be in fact lower than Telkom’s discounted pricing as set out in Appendix 10, otherwise the independent auditor’s costs shall be paid by Neotel.

8.3.
Once it has been established which Party will be the Providing Party, the
Accommodating Party shall place a written order for each relevant POIL on the
Providing Party. The order shall contain the following:

8.3.1.
the detailed physical addresses (POP and POI) of each relevant POIL, such addresses to include the street and stand numbers as well as the longitude and latitude co-
ordinates of such points, indicated in degrees, minutes and seconds;

8.3.2.
a unique reference number for each POIL, in a format to be agreed upon between the
Parties in writing;
8.3.3. the package option for each relevant POIL (e.g. T1, P3) required;

8.3.4.
the date on which each relevant POIL is required;

8.3.5.
a site plan for the Accommodating Party’s end of each POIL, indicating the exact location where the POIL in question is required to terminate, as well as a physical floor plan indicating the proposed location of the Providing Party’s equipment; and

8.3.6.
for the Accommodating Party’s end of each POIL, the Scheduled RFO date.

8.4.
The date of receipt or deemed receipt of the written order as set out in 8.3 shall be deemed to be acceptance of the order and shall be the date upon which a separate agreement between Telkom and Neotel comes into existence for the provision of each relevant POIL, which agreement shall then be referred to as “an/the order” for the purposes of this Agreement and such separate agreement shall be subject to the terms and conditions of this Agreement.

8.5.
The Providing Party shall provide POIL/s in accordance with 9 and 10 below.

8.6.
Notwithstanding anything to the contrary contained in this 8, in respect of a change of capacity as envisaged in 4.6, the Providing Party in terms of 4.5 and Appendix 3 between a relevant POI and POP, shall be the Party responsible for the provision of any additional POIL/s.

8.7.
The Providing Party shall utilize the technology which it has available and which it, in its reasonable discretion, considers to be the most suitable in each instance.

8.8.
POIL/s provided in terms of this Agreement shall be in compliance with the technical specifications set out in Appendix 6, shall be operated and maintained in accordance with the procedures set out in Appendix 7 and Service Levels shall apply as set out in
Appendix 9.
8.9.
POIL/s shall be either permanent POIL/s or temporary POIL/s and shall be as ordered in terms of this 8. The package options are given in the table below.
Type of
POIL
Package
Option
Contract Period
(Years)
Service Level
Option
Temporary          T1
T2
Less than 1 year
Less than 1 year
Bronze
Silver
Permanent
P1
P2
P3
P4
P5
P6
1
3
4
5
4
5
Silver
Silver
Silver
Silver
Platinum
Platinum

8.10.
If it is foreseen that maintenance response times could be affected in individual instances due to, but not limited to, travelling time from maintenance centres to remote or inaccessible sites, the Providing Party may propose to Accommodating Party that special conditions should apply to the POIL in question and this proposal shall be negotiated in good faith between the Parties with a view to agreement in writing.

9.
INSTALLATION TIMES

9.1.
The applicable GTTI for the various service level options, as set out in Appendix 9, shall be as set out in the following table.

Service Level
Option
GTTI (where required
infrastructure already exists)
GTTI (“Greenfield”
situation – see Note 1)
Bronze 45 days 60 days
Silver 45 days 60 days
Platinum 60 days 120 days
Note 1: A “Greenfield” situation means that new infrastructure, including, without limitation, buildings, cables, associated switching nodes and/or transmission nodes needs to be deployed to support the service.

9.2.
The Providing Party shall not be obliged to provide POILs in a shorter time than the applicable GTTI. The Providing Party shall nevertheless attempt to comply with delivery dates requested by the Accommodating Party.

9.3.
The Providing Party shall have a period of 30 (thirty) days from the Actual RFO date to install, commission and test its transmission equipment and make available any particular POIL. For the avoidance of doubt, any delays caused by the Accommodating
Party in meeting its obligations in terms of 10 shall result in the obligations of the
Providing Party in terms of 9.1 and 9.2 being extended by a period of equal duration, without penalties as envisaged in 9.4 being incurred.

9.4.
Should the Providing Party fail to provide a POIL within the applicable GTTI, extended as set out in 9.3, if applicable, then the Providing Party shall grant a rebate to the
Accommodating Party, on a linear sliding scale from GTTI to 2 (two) times GTTI, at which point the rebate shall amount to 50% (fifty percent) of the installation fee.
The following formula details the calculation of the late delivery rebate:
Rebate =          (Actual installation in days) – GTTI       x (0.5 x ins tallation charge)
GTTI
to a maximum of 50% of the installation fee

9.5.
Applicable discounts on the installation charges, as set out in 11 and Appendix 10 (in the case of Telkom), shall be taken into account prior to calculating the rebates envisaged in 9.4. If Neotel offers discounting in its pricing, then these discounts shall similarly be taken into account.

9.6.
The Accommodating Party shall provide the Providing Party with a summary detailing the information and calculations in support of its claim for any late delivery rebate applicable to a POIL. The Parties shall, within 15 (fifteen) Business Days of receipt or deemed receipt by the Providing Party of such summary, resolve any discrepancies and reconcile between themselves the value of the late delivery rebates owed to the
Accommodating Party. The provisions of 13.4 shall apply to late delivery rebates.

10.       DELIVERY PROCESS FOR POILs

10.1.
The Accommodating Party shall be responsible for making available, at no cost to the
Providing Party, accommodation, power, mast space, ducting and other facilities as more fully set out in 8.1, for purposes of housing the transmission equipment of the
Providing Party. The Accommodating Party shall be responsible for obtaining all necessary approvals and consents and the Accommodating Party indemnifies the
Providing Party against all or any losses or damages which the Providing Party may suffer as a result of the failure to obtain the necessary approvals and consents.
10.2.
The Accommodating Party shall ensure that from the date of an order as envisaged in
8.4, the Accommodating Party’s site is immediately available for access by the
Providing Party for purposes of planning the transmission access. The Parties record that the accommodation at the aforesaid site, at this stage of the process, may not necessarily be in compliance with the accommodation requirements, and may in fact not yet have been constructed.
10.3.
The Providing Party may in its discretion conduct a site visit. Whether or not a site visit is conducted, the Providing Party shall within 10 (ten) days from the date of receipt or deemed receipt of the order, provide to the Accommodating Party, in writing, details regarding the transmission medium to be used to provide transmission access to the site,

access and ducting requirements, mast space and any other special requirements pertaining to the site in question.
10.4.
The Accommodating Party shall, within 2 (two) days of receipt or deemed receipt of the advice by the Providing Party in terms of 10.3, notify the Providing Party in writing of any change to the Scheduled RFO date, failing which the Scheduled RFO date shall remain unchanged.
10.5.
The Providing Party shall, within 3 (three) days of being notified by the
Accommodating Party in terms of 10.4, notify the Accommodating Party in writing of the Scheduled CICD for the POIL. This Scheduled CICD shall be provided by the
Providing Party to the Accommodating Party for planning purposes only, and the
Providing Party reserves the right to amend the Scheduled CICD if the Providing Party is unable by reason of circumstances beyond its control to meet the Scheduled CICD, or if the Actual RFO date is later than the Scheduled RFO date.
10.6.
The Accommodating Party shall notify the Providing Party in writing as soon as the necessary accommodation and facilities as required in terms of this 10 are available for occupation by the Providing Party and the date so notified, or the date of receipt or deemed receipt of the said notification, whichever is the later, shall constitute the Actual
RFO date.
10.7.
After installation of the POIL and testing by the Providing Party to confirm that the
POIL is functioning in accordance with the performance standards as laid down in
Appendix 6, the Accommodating Party shall be provided by the Providing Party with a written completion certificate. The date of this completion certificate by the Providing
Party stating that the POIL is available for use by the Parties, shall be the Actual CICD, subject to 10.8.
10.8.
After any tests which the Accommodating Party may wish to perform on the POIL, but in any event no later than 5 (five) Business Days following the receipt or deemed receipt of the completion certificate as set out in 10.7, the Accommodating Party shall by way of facsimile forward to the Providing Party the signed completion certificate, or alternatively by way of facsimile advise the Providing Party of any problems which may have been detected during such testing, in which event the Providing Party shall forthwith correct such faults and amend the Actual CICD accordingly. The
Accommodating Party shall by way of facsimile forward to the Providing Party the signed completion certificate after the aforesaid faults have been corrected.

10.9.
The Parties shall only use a POIL for purposes of carrying live traffic after the signed completion certificate has been forwarded to the Providing Party by the
Accommodating Party.

11.       SHARED POIL CHARGES

11.1.
All charges payable in terms of this Agreement (less any applicable discounts) in consideration for the provision by any Party of POILs, shall be split between Telkom and Neotel on a 50:50 basis. This ratio is based on the assumption that 50% (fifty percent) of all telecommunications traffic (measured in minutes) between Telkom’s
Telecommunication System and Neotel’s Telecommunication System will flow from
Telkom’s Telecommunication System to Neotel’s Telecommunication System and 50%

(fifty percent) of all such traffic will flow from Neotel’s Telecommunication System to
Telkom’s Telecommunication System.

11.2.
Since traffic flows change over time, the Parties agree to annually determine (at the end of the calendar month following the calendar month in which the Commencement Date anniversary occurs), a traffic flow ratio for the preceding year based on total traffic between the Parties’ Telecommunication Systems.

11.3.
The ratio as determined in accordance with 11.2, shall be agreed in writing and shall apply as from the first day of the second calendar month following the calendar month in which the determination is made. Agreement in writing as aforesaid shall be deemed to be an amendment to this Agreement.

12.       DISCONTINUATION OF POILs
12.1.
After expiry of the initial contract period of a POIL, the POIL shall remain in service and the POIL Charges shall remain the same as for the period initially contracted, until such time as the POIL is discontinued.

12.2.
Any POIL may only be discontinued by mutual agreement as contemplated in 4.6 and
4.7.
12.3.
Save for any unbilled or arrear POIL Charges, the Parties shall have no other liability to the each other whatsoever for the discontinuation of a POIL.

PART III:       BILLING PROCEDURES

13.       BILLING PROCEDURES

13.1.
Interconnection Fees

13.1.1.
Each Party undertakes to measure and record, at its own cost and expense, the duration of Calls crossing the POIs.

13.1.2.
Each Party shall provide to the other, on an exchange basis, an accounting summary containing the Billing Information relating to its measurements in both directions (as contemplated in 13.1.1) applicable to the immediately preceding Accounting Period no later than 10 (ten) Business Days after the expiry of each Accounting Period.

13.1.3.
Each Party shall submit a tax invoice to the other Party in respect of the
Interconnection Fees owed to it by the other Party, in respect of the immediately preceding Accounting Period, by no later than 10 (ten) Business Days after it has received the accounting summary referred to in 13.1.2, provided that prior to submission of such tax invoices the Parties shall use their best endeavours to resolve any discrepancies which may exist in the Billing Information contained in their respective accounting summaries as exchanged. Unless otherwise agreed by the
Parties in respect of a particular Accounting Period, each Party shall base its tax invoices on its own measurements and records pertaining to the duration of Calls it receives from the Telecommunication System of the other Party.

13.2. Directory Database Access Charge

13.2.1.
In consideration for the use of Telkom’s national directory enquiry database as set out in 6.4.3.3.2, Telkom shall provide Neotel with tax invoices in respect of the
Directory Database Usage Charge due to it, monthly in advance, on or before the 10 th
(tenth) Business Day of the calendar month to which such invoice relates.

13.2.2.
The provisions of 13.2.1 shall apply equally to Telkom in relation to Telkom’s access to the directory services of Neotel once such services are operational.

13.3.
POIL Charges

13.3.1.
In consideration for the provision, in accordance with the terms of this Agreement, of
POIL/s by the Providing Party, the Accommodating Party shall, subject to the remaining provisions of this 13, pay to the Providing Party POIL Charges per POIL in the amounts set out in Appendix 10, in the case of Telkom and in the case of
Neotel, the pricing as determined in terms of 8.2, as the case may be.

13.3.2.
Discounts in the proportions as set out in 11, Appendix 10 in the case of Telkom and in the case of Neotel, any discounts provided for in the pricing as determined in terms of 8.2, as the case may be, shall apply.

13.3.3.
The Providing Party shall provide the Accommodating Party with tax invoices in respect of all POIL Charges due by the Accommodating Party on the following basis:

13.3.3.1.
for any installation charge and/or outstanding rentals not yet invoiced, in arrears;
and

13.3.3.2.
for any other charges monthly in advance;
on or before the 10
th
(tenth) Business Day of the Accounting Period to which such
invoice relates.

13.4.
Rebates in respect of service levels and late delivery for POILs

13.4.1.
Rebates for service levels (as set out in Appendix 9) and late delivery (as set out in
9.6) shall apply to POILs, subject to the remaining provisions of this 13.

13.4.2.
Each Party shall provide to the other tax invoices in respect of all rebates due to it within 10 (ten) Business Days after expiry of the 10 (ten) Business Day period allowed for the resolution and reconciliation of rebates as set out in 9.6 and
Appendix 9.

13.5.
After-hour repair fees, fault location fees and call-out fees

13.5.1.
After-hour repair fees, fault location fees and call-out fees as set out in Appendix 7 shall be payable by the Parties to each other, subject to the remaining provisions of this 13.

13.5.2.
The Parties shall provide each other with tax invoices in respect of all fees as set out in 13.5.1 due to them within 10 (ten) Business Days after expiry of the 10 (ten)

Business Day period allowed for the resolution and reconciliation of such fees owed to and by each Party as set out in Appendix 7.

13.6.
Telecommunication System Modifications
The Parties shall provide each other with tax invoices in respect of all fees for
Modifications as contemplated in 18, subject to the remaining provisions of this 13.
13.7. General billing and payment terms
13.7.1.
Amounts reflected in any tax invoice shall be payable to the invoicing Party by the invoiced Party within 30 (thirty) days of receipt or deemed receipt of such tax invoice. Notwithstanding 2.11, should payment be due on a Sunday then payment shall be made on the preceding Saturday. Should payment be due on a public holiday in the Territory, payment shall be made on the preceding Business Day or
Saturday, whiche ver is the later day, when commercial banks are open for business.
13.7.2.
If either Party fails to pay any amount due by it under this Agreement within the period referred to in 13.7.1, the other Party shall be entitled to charge and receive interest from such Party at the prime overdraft rate charged by The Standard Bank of
South Africa Limited, from time to time, plus 4% (four percent), nominal annual compounded monthly, calculated from the date payment was due until the date of actual payment in full.
13.7.3.
If either Party disputes the amount reflected as being payable by it in terms of any tax invoice delivered to it by the other Party, such Party shall deliver a notice in writing, before payment is due in terms of the invoice to which the dispute relates, to the invoicing Party, containing details of such dispute and:

13.7.3.1.
within 5 (five) Business Days of receipt or deemed receipt of such notice, the invoicing Party shall furnish the other Party with whatever documents and material as may be reasonably required by such other Party to verify the amount reflected as being payable by it in the relevant tax invoice; and
13.7.3.2.
the Parties shall then promptly meet and consult with one another in order to try to resolve the dispute. Failing resolution of the dispute within 12 (twelve) Business
Days following receipt or deemed receipt of the notice referred to in this 13.7.3, the dispute may be referred by the Party disputing such tax invoice for investigation and determination by a firm of auditors agreed to between the
Parties or, failing agreement, by a firm of auditors nominated by the President, for the time being, of the South African Institute of Chartered Accountants. Such
auditors shall, in their determination of the dispute act as experts and not as arbitrators and their decision shall be final and binding on the Parties. The Parties shall co-operate in any such investigation and any sum found to be due or overpaid shall promptly be paid or refunded (together with any interest payable or paid as the case may be, pursuant to 13.7.2), within 30 (thirty) days of the date of such determination. The independent auditor’s costs shall be paid by the Party disputing the tax invoice in question unless such tax invoice is established to have been incorrect in which case the invoicing Party shall pay such costs.

13.7.4.
Notwithstanding the provisions of 13.7.3:

13.7.4.1.
if an amount in dispute represents less than 5% (five percent) of the total amount
(excluding VAT) of the tax invoice in question, the invoiced amount shall nonetheless be payable in full by the invoiced Party;

13.7.4.2.
if the amount in dispute represents 5% (five percent) or more of the total amount
(excluding VAT) of the tax invoice in question, such disputed amount shall not be payable;
pending determination by the auditors pursuant to 13.7.3.

13.7.5.
Each Party shall maintain, keep and retain, in an easily accessible form, for a period of 5 (five) years from the submission by it to the other Party of any tax invoice, accurate books of account and information contained in or on magnetic discs, tapes, documents or such other records, as may reasonably be required to enable such other
Party to calculate or verify any amount payable by it in respect of such tax invoice.
13.7.6.
Should a Party (“the first Party”) be able to reasonably show that it believes that the other Party (“the second Party”) is in breach of its obligations in terms of this 13, the second Party shall from time to time permit the first Party during normal business hours and at reasonable times, accompanied by an authorized representative of the second Party, upon at least 30 (thirty) days written notice, to inspect the billing and accounting equipment owned or controlled by the second Party to the extent reasonably necessary to satisfy the first Party that the second Party is not in breach of any of its obligations in terms of this 13, provided that:

13.7.6.1.
any such inspection shall be conducted in such a way as to cause a minimum of inconvenience to the activities of the second Party and not to interfere with the provision of Telecommunication Services to subscribers of the second Party;
13.7.6.2.
the first Party shall take whatever steps are reasonably necessary to facilitate the conduct by the second Party of a thorough and speedy investigation.

13.7.7.
Notwithstanding any dispute between the Parties as to any payment, the Parties shall, throughout the term of this Agreement, remain obliged to observe and perform their respective obligations in terms of this Agreement.

13.7.8.
It is recorded that the failure of a Party to collect any amount owing to it by its subscribers or any of its subscribers for any reason whatsoever, shall in no way affect or undermine such Party’s payment obligations to the other Party in terms of this
Agreement.

PART IV:   GENERAL

14.       PROTECTION OF THE PARTIES’ TELECOMMUNICATION SYSTEM S

14.1.
Each Party undertakes not to do or permit to be done or omit or permit the omission of anything in relation to its Telecommunication System which may reasonably be expected to damage or materially interfere, in any way whatsoever, with the proper and normal operation of the other Party’s Telecommunication System.

14.2.
Each Party (“the first Party”) shall, as soon as is reasonably practicable after receipt or deemed receipt of a written request to this effect from the other Party (“the second
Party”), provide the second Party with whatever information and assistance is reasonably necessary to enable the second Party to satisfy itself as to first Party’s compliance with its obligations in terms of 14.1; provided that the second Party shall, in the exercise of its rights in terms of this 14.2, act reasonably, and provided further that the second Party shall not, in the exercise of such rights, do anything which may inhibit or interfere with the proper and normal operation by the first Party of its
Telecommunication System.

15.    SAFETY
Telkom and Neotel shall each, at their own cost and expense, take whatever steps are reasonably necessary to procure that the fulfillment of their respective obligations and exercise of their respective rights in terms of this Agreement shall not endanger the health and safety of any Party’s employees, agents, directors, sub-contractors and subscribers.

16.    FAULT REPORTING AND RESOLUTION
Telkom shall provide to Neotel and Neotel shall provide to Telkom the operations and maintenance services set out more fully in Appendices 7 and 8 for the purpose of enabling
Telkom or Neotel, as the case may be, to report any Fault in respect of Interconnection or
POILs provided by either Party to the other Party. The Parties shall follow the Fault reporting procedures as set out in Appendices 7 and 8.

17.    NUMBERING

17.1.
Each Party shall provide to the other Party a detailed list of approved numbering that has been allocated to that Party by the Authority.

17.2.
Should either Party’s numbering be amended by the Authority, such Party shall provide the other Party with written notice of such amendment no less than 30 (thirty) days or any shorter period agreed to in writing by the Parties, prior to the date of the anticipated implementation of the numbering.

18.    TELECOMMUNICATION SYSTEM MODIFICATION
18.1.
A Party intending to implement a Modification shall give to the other Party written notice of such Modification not less than 180 (one hundred and eighty) days or any shorter period agreed to in writing by the Parties, prior to the date of the anticipated
Modification. The notice shall specify the technical details and planned date of the
Modification. Following such notification each Party shall supply to the other such information as the other may reasonably request including in the case of the Party giving the notice, details of the potential impact on the other Party’s
Telecommunication System.

18.2.
The Party receiving the notice pursuant to 18.1 shall notify the other Party as soon as practicable, but in any event not more than 30 (thirty) days after receipt of such notice,

of any changes required to that Party's Telecommunication System and if the provisions in 18.6 do not apply, a quotation for the cost of such changes calculated on the basis of the minimum cost consistent with good engineering practice.

18.3.
If the Party giving the notice pursuant to 18.1 agrees to the changes required to the other
Party’s Telecommunication System and agrees to the quotation (if any) in respect thereof, the Parties shall use their best endeavours to agree to a plan within 60 (sixty)
days or such shorter period agreed to in writing by the Parties on receipt of the notice referred to in 18.2, to implement the Modification. The Party requiring the
Modification shall carry out such Modification in accordanc e with the agreed plan.

18.4.
If the provisions in 18.6 do not apply, and if the Party giving the notice pursuant to 18.1 does not agree to the changes required to the other Party’s Telecommunication System and/or to the quotation (if any) in respect thereof, that Party shall so notify the other
Party and the matter shall be treated as a dispute in terms of 32. The Party giving the notice pursuant to 18.1 shall not implement the relevant Modification until the dispute is resolved.

18.5.
On completion of the changes on its Telecommunication System and if the provisions of
18.6 do not apply, the Party receiving the notice pursuant to 18.1 shall invoice the other
Party for such changes on its Telecommunication System, for an amount not exceeding the agreed quotation.

18.6.
Each Party shall pay its own costs arising out of the Modification if:-

18.6.1.
the Parties agree in writing to change their respective Telecommunication Systems for their mutual benefit; or

18.6.2.
the Modification is lawfully directed by a competent court of law, government- or regulatory body; or

18.6.3.
the Modification is a change to a Party’s numbering system, which change is consistent with an upgrade path agreed to by the Authority or numbering changes occasioned by notification from international operator/s.

18.7.
If a Party makes a Modification, it shall ensure that Calls handed to it by the other Party are not adversely affected or impaired in a material way as a result of such Modification and such Party shall use its best endeavours to minimise any adverse effect of such
Modification on the other Party.

19.    TESTING

19.1.
The Parties undertake to co-operate fully with one another in the development of mutually acceptable procedures for the testing and clearance of Faults occurring on
POILs, or otherwise affecting the Telecommunication Systems of the Parties, these procedures being set out in Appendices 7 and 8.

19.2.
The Parties agree that testing of POILs and the clearance of Faults for the other Party shall be carried out by each Party according to procedures and standards applied by it within its own Telecommunication System.

20.    OFFER OR REQUEST FOR NEW OR EXISTING SERVICES

20.1.
If either Party wishes to offer or acquire access to any new or existing service accessible through Interconnection and not contemplated in this Agreement to or from the other
Party to which subscribers of any Party may enjoy access through Interconnection, it shall notify such other Party in writing of its offer or request, as the case may be.

20.2.
The Parties shall then meet and negotiate in good faith in order to reach agreement in writing as to the terms and conditions which will govern access to the offered or requested new or existing service.

21.    INTELLECTUAL PROPERTY RIGHTS

21.1.
Nothing contained in this Agreement shall be construed to confer or be deemed to confer on either Party any rights or licences in the intellectual property of the other
Party.
21.2.
For the purposes of this 21 “intellectual property” means whatever trademarks (whether registered or not) inventions, patents (both registered and unregistered), copyrights, registered and unregistered designs, know-how and other intellectual property vesting in a Party by the operation of law.

22.    OPERATIONAL LIAISON

22.1.
The Parties shall consult together regarding the operation and implementation of this
Agreement and shall use their best endeavours to resolve any problems arising from such consultation or otherwise encountered in relation to this Agreement.
22.2.
Without prejudice to the provisions of 22.1, the Parties shall each, within 3 (three)
Business Days of the Commencement Date appoint a representative and notify the other
Party in writing of the identity of such appointee. Any representatives appointed by the
Parties before the Commencement Date, shall be deemed to have been appointed hereunder. Such representative shall, together with the representative of the other Party, be responsible for overseeing the day-to-day practical implementation of this
Agreement including, without limitation, the following matters:

22.2.1.
numbering

22.2.2.
physical and electrical interface(s);
22.2.3. provisioning (including commissioning);

22.2.4.
transmission;

22.2.5.
synchronization;

22.2.6.
signaling;

22.2.7.
call accounting;

22.2.8. maintenance;
22.2.9. augmentation of capacity;

22.2.10.
prevention of fraud;

22.2.11.
malicious call tracing;

22.2.12.
new or modified features and services including time scales for implementation; and
22.2.13. any other technical and operational matters which may arise from time to time.

22.3.
Each of the representatives contemplated in 22.2 shall liaise with the other and report to the Party appointing him on any problem which has not proved capable of resolution.
On receipt of such report, the Parties shall consult forthwith with one another with a view to achieving a mutually acceptable solution to such problem.
22.4.
Unless otherwise provided for in this Agreement, each Party shall give the other at least
7 (seven) days notice in writing of any change which it intends to make in respect of the identity of the person charged with operational liaison on its behalf.

23.    FORCE MAJEURE

23.1.
No Party to this Agreement shall be liable for any failure to fulfill its obligations hereunder where such failure is caused by circumstances outside the reasonable control of such Party, including, without limitation, any Act of God, insurrection or civil disorder, war or military operations, national or local emergency, acts or omissions of
Government, labour disputes of any kind (whether or not involving the Party’s employees), fire, lightning or explosion caused by circumstances outside the reasonable control of such Party (each an “event of force majeure”).
23.2.
The Party affected by the event of force majeure shall within 1 (one) day or as soon as possible notify the other Party in writing of the estimated extent and duration of such inability to perform its obligations.

23.3.
Upon cessation of circumstances leading to the event of force majeure, the Party affected by such event of force majeure shall within 1 (one) day or as soon as possible notify the other of such cessation.
23.4.
If as a result of the event of force majeure, the performance by either Party of such
Party’s obligations under this Agreement is only partially affected, such Party shall nevertheless remain liable for the performance of those obligations not affected by the event of force majeure.
23.5.
If the event of force majeure continues for a period of 6 (six) months or less from the date of any notification thereof in terms of 23.2, any and all obligations outstanding shall be fulfilled by the Party who has been unable to perform due to the event of force majeure as soon as possible after cessation of the event of force majeure, save to the extent that such fulfillment is no longer practically possible or is not required by the other Party.

23.6.
If the event of force majeure continues for more than 6 (six) months from the date of any notification thereof in terms of 23.2 and notice of cessation in terms of 23.3 has not been given and such event of force majeure prevents the affected Party from performing its obligations in whole or in part during that period, the other Party shall be entitled
(but not obliged) to terminate this Agreement by giving not less than 30 (thirty) days written notice to the affected Party after expiry of such 6 (six) month period to that effect; provided that such notice shall be deemed not to have been given if a notice of cessation given in terms of 23.3 of the event of force majeure is received or deemed to be received by the unaffected party prior to the expiry of such 30 (thirty) days.
23.7.
If this Agreement is not terminated in terms of the provisions of 23.6, any obligations outstanding shall be fulfilled by the party who is unable to perform due to the event of force majeure as soon as reasonably practicable after the event of force majeure has ended, save to the extent that such fulfillment is no longer possible or is not required by the other party.

24.    LIMITATIONS ON LIABILITY

24.1.
Each Party (“the Indemnifying Party”) indemnifies the other (“the Innocent Party”)
against all liability or loss arising directly from (and any reasonable cost, charge or expense incurred in connection with):

24.1.1.
damage to or loss of any equipment, facility or other property of the Innocent Party caused by the intentional or negligent act or omission of the Indemnifying Party or its employees, sub-contractors, directors or agents arising out of or in connection with this Agreement; and

24.1.2.
any action, claim, suit or demand by any person against the Innocent Party in respect of or arising out of any intentional or negligent act or omission of the Indemnifying
Party or its employees, sub-contractors, directors or agents arising out of or in connection with this Agreement.

24.2.
Neither Party shall be obliged to indemnify the other Party in terms of the provisions of this 24 to the extent that the loss, liability, cost, charge or expense suffered or sustained by such other Party is the result of any breach by such other Party of any of its obligations in terms of this Agreement.

24.3.
Save as otherwise provided for in this Agreement, neither Party shall be liable to the other for any indirect or consequential loss, liability, damage or expense suffered by such other Party and flowing from any cause of action arising out of this Agreement.

25.    COMMENCEMENT
This Agreement shall commence on the Commencement Date.

26.    TERMINATION, DURATION AND BREACH

26.1.
This Agreement shall, subject to the remaining provisions of this 26, endure throughout the term of each Party’s public switched telecommunication service licence, or any renewal thereof or the reissue of such licence in substantially the same form, whichever terminates first.
26.2. If a Party to this Agreement:

26.2.1.
fails to pay any amount due by it in terms of this Agreement by the due date, and fails to remedy such breach within 90 (ninety) days of written notice to do so; or
26.2.2.
commits a material breach of any other provision of this Agreement and fails to remedy such breach within 90 (ninety) days of written notice to do so; or
26.2.3.
takes steps to place itself, or is placed in liquidation, whether voluntary or compulsory, or under judicial management, in either case whether provisionally or finally; or
26.2.4. take steps to deregister itself or is deregistered; or

26.2.5.
fails to satisfy a substantial judgment against that Party within 21 (twenty one) days after that Party becomes aware of the judgment, except if that Party provides evidence on an ongoing basis to the reasonable satisfaction of the other Party that steps have been initiated within the 21 (twenty one) days to appeal, review or rescind the judgment and to procure suspension of execution of that judgment and that such steps are being expeditiously pursued. The period of 21 (twenty one) days shall run from the date on which the judgment becomes final, or the date on which the attempts to procure the suspension of the execution fail. A breach of this 26.2.5 shall be regarded by the Parties as a fundamental breach of the Agreement.

26.3.
In the event of any breach as contemplated in 26.2, the breaching Party shall be in default.

26.4.
If a Party is in default, the aggrieved Party shall be entitled, in addition to all other remedies to which it may be entitled at law, or in terms of this Agreement, to cancel this
Agreement.
26.5.
Upon the termination for any reason whatsoever of this Agreement all amounts then owing by one Party to the other Party shall become immediately due and payable.

27.    REVIEW

27.1.
A Party may seek to amend this Agreement by serving on the other Party a review notice at any time during the currency of this Agreement. A review notice shall set out in reasonable detail the issues to be discussed between the Parties. On service of a review notice, the Parties shall forthwith negotiate in good faith the matters to be resolved with a view to agreeing the relevant amendments to this Agreement, having regard to the provisions of the Act.

27.2.
For the avoidance of doubt, the Parties agree that notwithstanding service of a review notice, this Agreement shall remain in full force and effect.

28.    CO-OPERATION
The Parties shall co-operate and consult with each other in good faith regarding the implementation of this Agreement, with a view to achieving the aims and objectives of this
Agreement.

29.    RELATIONSHIP BETWEEN THE PARTIES

29.1.
Nothing in this Agreement shall create any relationship of agency, partnership or joint venture between Telkom and Neotel and no Party shall hold itself out as agent or partner of the other or as being in a joint venture with the other.

29.2.
No Party is entitled to contract on behalf of the other Party, nor shall it hold itself out to any Party as having the authority to contract on behalf of the other Party in any way.

30.    SEVERABILITY
If any term, condition, agreement, requireme nt or provision contained in this Agreement is held by any court having jurisdiction to be unenforceable, illegal, void or contrary to public policy, such term, condition, agreement, requirement or provision shall be of no effect whatsoever upon the binding force or effectiveness of any of the remainder of this
Agreement, it being the intention and declaration of the Parties that had they or either of them known of such unenforceability, illegality, invalidity or that the provision was contrary to public policy, they would have entered into a contract, containing all the other terms and conditions set out in this Agreement.

31.    CESSION
No Party shall cede, assign, transfer, encumber or delegate any of its rights or obligations in terms of this Agreement witho ut the prior written consent of the other Party and such other consents as may be necessary.

32.    DISPUTE RESOLUTION

32.1.
Should any dispute arise between the Parties, including, but not limited to:

32.1.1.
the formation or existence of; or

32.1.2.
the implementation of; or

32.1.3.
the interpretation or application of the provisions of; or

32.1.4.
the Parties’ respective rights and obligations in terms of or arising out of; or

32.1.5.
the breach or termination of; or

32.1.6.
the validity, enforceability, rectification, termination or cancellation, whether in whole or in part of; or

32.1.7. any documents furnished by the Parties pursuant to the provisions of, this Agreement, or which relate in any way to any matter affecting the interests of the
Parties in terms of this Agreement, the Parties shall meet within 2 (two) days of written notice of the dispute from one Party to the other (or such longer period as mutually agreed by the Parties in writing) to negotiate in good faith in an effort to settle such dispute.

32.2.
Should the Parties fail to resolve any dispute between themselves within 3 (three)
Business Days of the meeting referred to in 32.1 (or such longer period as mutually agreed by the Parties in writing), the Parties undertake to meet promptly and consider whether or not the dispute should be referred to arbitration. If the Parties agree in writing that the dispute should be referred to arbitration, such dispute will be determined by arbitration in accordance with the remaining provisions of this clause relating to arbitration; provided that if the Parties fail to reach agreement in writing to refer the dispute to arbitration within a period of 2 (two) Business Days of meeting in terms of this 32.2, then either Party will be entitled to commence litigation proceedings against the other Party, in a court of competent jurisdiction.

32.3.
Notwithstanding anything to the contrary contained in this 32, neither Party shall be precluded from obtaining interim, injunctive or similar relief from a court of competent jurisdiction.

32.4.
The arbitration shall be held:

32.4.1.
in accordance with the rules of the Arbitration Foundation of Southern Africa or its
successor in title (“the Foundation”);

32.4.2.
in Johannesburg, in the English language;

32.4.3.
it being the intention of the Parties that the arbitration shall be held and completed within 21 (twenty one) days of its commencement.

32.5.
The arbitrator shall be, if the matter in dispute is principally:

32.5.1.
a legal matter, an impartial practicing advocate or impartial practicing attorney of at least 10 (ten) years’ standing;

32.5.2.
an accounting matter, an impartial practicing chartered accountant of at least 10 (ten)
years’ standing;

32.5.3.
a technical matter, an impartial telecommunications expert in the relevant telecommunications field of at least 10 (ten) years standing;

32.5.4.
any other matter, any independent person(s), agreed upon between the Parties to the dispute.

32.6.
Should the Parties to the dispute fail to agree whether the dispute is principally a legal, accounting, or other matter within 7 (seven) days after the Parties’ agreement to refer the dispute to arbitration, the matter shall be deemed to be a legal matter.

32.7.
Should the Parties fail to agree on an arbitrator within 10 (ten) days after the matter was referred in terms of 32.2 to arbitration, the arbitrator shall be appointed by the
Foundation at the request of either Party to the dispute, the Foundation to take into account the provisions of 32.5.

32.8.
The decision of the arbitrator (including an award in respect of the costs of the arbitration) shall be final and binding on the Parties after the expiry of a period of 30
(thirty) days from the date of the arbitrator’s ruling and may be made an order of a court of competent jurisdiction at the instance of either of the Parties, subject to the Parties rights of appeal in terms of 32.9.

32.9.
Either Party may appeal the decision of the arbitrator within a period of 30 (thirty) days after the ruling has been handed down by the arbitrator by giving notice to that effect to the other Party, such notice to be received before the expiry of the 30 (thirty) day period. The appeal shall be submitted to arbitration in Johannesburg in accordance with the rules of the Foundation by a panel of 3 (three) independent arbitrators appointed by the Foundation.

32.10.       The decision of the panel of arbitrators on appeal and as provided for in 32.9 above, shall, in the absence of manifest error, be final and binding on the Parties to the arbitration and may be made an order of a court of competent jurisdiction at the instance of any Party to the arbitration. The panel of arbitrators shall make an award of the costs of the appeal.

32.11.       The Parties hereby consent to the non-exclusive jurisdiction of the High Court of South
Africa (Transvaal Provincial Division) for the purposes of this 32.

32.12.       The Parties agree to keep the arbitration, including the subject matter of the arbitration and the evidence heard during the arbitration, confidential and not to disclose it to anyone except for the purposes of an order to be made in terms of 32.8 and 32.10.

32.13.    The provisions of this clause:

32.13.1.
constitute an irrevocable consent by the parties to any proceedings in terms of this 32 and neither Party shall be entitled to withdraw there from or claim at any such proceedings that it is not bound by such provisions;

32.13.2.
are severable from the rest of this agreement and shall remain in full force and effect despite the termination of or invalidity for any reason of this agreement, or any part of this agreement.

32.14.       The Parties shall continue to perform all undisputed obligations where possible whilst any dispute is being resolved.

33.    CONFIDENTIALITY

33.1.
Subject to the provisions of 33.2, the Parties undertake to each other that they shall use all reasonable endeavours to ensure that their directors, employees, agents and sub-
contractors shall keep secret all Confidential Information and shall not disclose such
Confidential Information to any third party.

33.2. The provisions of 33.1 shall not apply to information which:

33.2.1.
is in or comes into the public domain other than by default of one of the Parties; or
33.2.2.
is or has already been independently generated by the Party disclosing such information; or
33.2.3.
is disclosed to satisfy a lawful order by a competent court of law, government- or regulatory body; or
33.2.4.
is in the possession of or is known by the receiving Party prior to its receipt from the disclosing Party; or
33.2.5.
is authorized to be disclosed by the disclosing Party in writing but then only to the extent of the authority given; or
33.2.6.
is properly disclosed pursuant to and in accordance with any telecommunication service licence granted to Telkom or Neotel in terms of the Act, or in accordance with any relevant statutory obligation or (with the prior written consent of the other
Party), in order for either Party to comply with the requirements of any recognized
Stock Exchange.

33.3.
Confidential Information which is the subject of the provisions of 33.1 shall be used only for the purpose for which it was disclosed and/or for the purposes of performing the obligations of the Parties in terms of this Agreement.
33.4.
Confidential Information which is the subject of the provisions of 33.1 may be disclosed to sub-contractors of the parties; provided that all such sub-contractors shall, prior to receiving any such information, enter into a confidentiality undertaking with the disclosing Party, to give effect to the intention of this clause.
33.5.
The provisions of this clause shall apply with effect from the Commencement Date until
60 (sixty) months after the date of termination or expiry of this Agreement.

34.    VALUE-ADDED TAX
All of the prices referred to in this Agreement are exclusive of Value-Added Tax (“VAT”)
and any other tax, duty or charge payable thereon. Accordingly, any Party which renders a service to the other Party in terms of this Agreement shall be entitled to add VAT, at the prescribed rate, in terms of the Value-Added Tax Act, 1991, to the value of any supply rendered by it to the other Party.

35.    NOTICES AND DOMICILIA

35.1.
The Parties choose as their domicilia citandi et executandi their respective addresses set out in this clause for all purposes arising out of or in connection with this Agreement, at which addresses all processes and notices arising out of or in connection with this
Agreement, its breach or termination, may validly be served upon or delivered to either of the Parties.

35.2. For the purposes of this Agreement the Parties’ respective addresses shall be –

35.2.1.
As regards Telkom:
Telkom Towers North
152 Proes Street
Pretoria
0001
For the attention of:
1.     the Managing Executive, Legal Services
in respect of any legal process.

Telefacsimile:
(012) 326-4493
2.     the Managing Executive, Wholesale Services
in respect of all other notices for the purposes
of this Agreement
Telefacsimile: (012) 341-5228
35.2.2. As regards Neotel: 21E Polo Crescent
Woodmead Office Park
Van Reenen Road
Woodmead
2052

For the attention of:
1.     Legal and Regulatory Affairs Group
in respect of any legal process.

Telefacsimile:
(011) 800-6162
2.     Product Management Group
in respect of all other notices for the purposes
of this Agreement
Telefacsimile: (011) 800-6162
or at such other address, not being a post office box or poste restante, of which the
Party concerned may notify the other Party in writing.
35.3.
Any notice given or other document sent in terms of this Agreement shall be in writing and shall –

35.3.1.
if delivered by hand be deemed to have been duly received by the addressee on the date of delivery;
35.3.2.
if posted by prepaid registered post be deemed to have been received by the addressee on the 10
th
(tenth) Business Day following the date of such posting;
35.3.3.
if transmitted by facsimile be deemed to have been received by the addressee on the
1
st
(first) Business Day after dispatch;

35.4.
Notwithstanding anything to the contrary contained in this Agreement, a written notice or communication actually received by one of the Parties from another including by way of facsimile transmission shall be adequate written notice or communication to such Party.

36.      WHOLE AGREEMENT
This Agreement constitutes the whole Agreement between the Parties as to the subject matter of this Agreement and no agreements, representations or warranties between the
Parties other than those set out herein shall be binding on the Parties.

37.      VARIATION
No addition to or variation, consensual cancellation or novation of this Agreement and no waiver or release of any right arising from this Agreement or its breach or termination shall be of any force or effect unless reduced to writing and signed by both the Parties or their duly authorized representatives, or in the case of waiver or release, by the Party so waiving or releasing.

38.      RELAXATION
No latitude, extension of time or other indulgence which may be given or allowed by either
Party to the other in respect of the performance of any obligation hereunder or the enforcement of any right arising from this Agreement and no single or partial exercise of any right by either Party shall under any circumstances be construed to be an implied consent by such Party or operate as a waiver, release or a novation of, or otherwise affect any of that Party’s rights in terms of or arising from this Agreement or estop such Party from enforcing, at any time and without notice, strict and punctual compliance with each and every provision or term of this Agreement.

39.      WARRANTIES
Each Party warrants to the other Party that it has the necessary rights, licences and authorities to enter into and perform its obligations in terms of this Agreement.

Signed at on 2007

As witness:

……………………………….
…………………………………
For Telkom
duly authorized

Signed at
on 2007

As witness:

……………………………….
…………………………………
For Neotel
duly authorized

APPENDIX 1

TELKOM POINTS OF INTERCONNECTION

CONTENTS

1.
GENERAL

2.
POINTS OF INTERCONNECTION

TELKOM POINTS OF INTERCONNECTION

1.
GENERAL
This Appendix sets out a schedule of POIs offered by Telkom and may be augmented by Telkom from time to time.

2.
POINTS OF INTERCONNECTION

2.1.
For National Calls between the Parties’ Telecommunication Systems as well as International Calls from Neotel’s Telecommunication System terminating on Telkom’s Telecommunication System
POI
alpha
code
POI Name
(DPSU)
Billing
Zone
Dialing codes
directly served
by POI
Physical Address of POI
BCS
Bloemfontein -
Charles Street
Telkom Building, 57 Charles
Street, Bloemfontein
BCY        Bloemfontein -
City
1 05
Telkom Building, 57 Charles
Street, Bloemfontein
CBS
Cape Town -
Barrack Street
Telkom Building, 59 Commercial
Street, Cape Town
CTB
Cape Town -
Tygerberg
2 02
Telkom Building, 27 Teddington
Street, Belville
DNG        Durban - New
Germany
Telkom Building, 3 Regal Street,
Kloof
DTM       Durban - Taj Mahal
3 03
Centrex Building, 296 Pine Street,
Durban
JDF
Johannesburg -
New Doornfontein
Telkom Building, 80 Siemmert
Road, New Doornfontein
JGM
Johannesburg -
Germiston
Telkom Building, 1 Clark Street,
Germiston
JNL
Johannesburg -
Newlands
Telkom Building, Cnr Main and
Shortmarket Streets, Newlands
JRB
Johannesburg -
Rosebank
4 011
Telkom Building, 167 Oxford
Road, Rosebank
PDO        Port Elizabeth -
Donkin
High Tech Building, 1A Neil
Street, Sidwell
PLZ
Port Elizabeth –
Linton Grange
5 04
Telkom Building, 508 Cape Road,
Linton
PBN Pretoria - Bronberg
Telkom Building, Cnr Plein and
Spuy Streets, Sunnyside
PPR
Pretoria - Proes
Street
6
012, 013, 014
and 015
PPR Building, 179 Proes Street,
Pretoria
VVE Vereeniging 7
016, 017 and
018
Telkom Building, Cnr Merriman
and Lesly Streets, Vereeniging

VME          Meyerton
Telkom Building, Cnr Kruger and
Eeufees Streets, Meyerton
2.2.
For International Calls from Neotel transiting Telkom’s Telecommunication System to a foreign destination or International Calls from Telkom transiting Neotel’s Telecommunication System to a foreign destination
POI alpha
code
POI name (ITE)
Physical address of POI
JB
Johannesburg - New
Doornfontein
Telkom Building, 80 Siemmert
Road, New Doornfontein
JS
Johannesburg -
Hillbrow
Telkom Building, Goldreich Street,
Hillbrow

2.3.
For signaling purposes
STP
alpha code
STP node name
Physical address of STP node
JBZ
Johannesburg - New
Doornfontein
Telkom Building, 80 Siemmert
Road, New Doornfontein
JSZ
Johannesburg -
Hillbrow
Telkom Building, Goldreich Street,
Hillbrow
JNZ
Johannesburg -
Newlands
Telkom Building, Cnr Main and
Shortmarket Streets, Newlands
PRZ
Pretoria - Proes
Street
PPR Building, 179 Proes Street,
Pretoria

APPENDIX 2

NEOTEL POINTS OF PRESENCE

CONTENTS

1.
GENERAL

2.
POINTS OF PRESENCE

NEOTEL POINTS OF PRESENCE

1.
GENERAL
This Appendix sets out a schedule of POPs offered by Neotel and may be augmented by Neotel from time to time.

2.
POINTS OF PRESENCE

2.1.
For National Calls between the Parties’ Telecommunication Systems as well as International Calls from Telkom’s Telecommunication System terminating on Neotel’s Telecommunication System
POP
alpha
code
POP name
Billing
Zone
Dialing codes
directly served
by POP
Physical address of POP
BFX
Bloemfontein
POP
1 05
Transtel Building, 1 Charles
Street, Bloemfontein
BLE Bellville POP 2 02
Transtel Building, Caledon
West Street, Bellville
DNR
Durban Station
POP
3 03
CTC Building, Durban Station,
Umgeni Road, Durban
NST
North Station
POP
4 011
North Station Building, 96
Leyds Street, Johannesburg
NED North End POP 5 04
Transtel Building, cnr Broad
and Paterson Roads, North
End, Port Elizabeth
PRY NZASM POP 6
012, 013, 014 and
015
NZASM Building, Minnaar
Street, Pretoria
VER
Vereeniging
Metro POP
7
016, 017 and 018         Transtel Building, Reg Bodmer
Street, Vereeniging
2.2.
For International Calls from Neotel transiting Telkom’s Telecommunication System to a foreign destination or International Calls from Telkom transiting Neotel’s Telecommunication System to a foreign destination
POP alpha
code
POP name
Physical address of POP
NST North Station POP
North Station Building, 96
Leyds Street, Johannesburg

2.3. For signaling purposes

STP alpha
code
STP node name
Physical address of STP
node
NEJ North Station POP
North Station Building, 96
Leyds Street, Johannesburg
NEC Bellville POP
Transtel Building, Caledon
West Street, Bellville

APPENDIX 3

INITIAL INTERCONNECTION AND CAPACITY

CONTENTS

1.
GENERAL

2.
INITIAL INTERCONNECTION AND CAPACITY

INITIAL INTERCONNECTION AND CAPACITY

1.
GENERAL
This Appendix sets out the initial capacity and POILs that shall be established between the Parties’
Telecommunication Systems for Interconnection. It details the routes, number of POILs, date required, signalling type and the contracted service level.

2.
INITIAL INTERCONNECTION AND CAPACITY

2.1.
For National Calls between the Parties’ Telecommunication Systems, International Calls from
Neotel’s Telecommunication System terminating on Telkom’s Telecommunication System as well as International Calls from Telkom’s Telecommunication System terminating on Neotel’s
Telecommunication System
Neotel POP
alpha code
Telkom POI
alpha code
Number Of
POILs
Signalling
System
Contracted Service
Level For POILs
RFS Date
BFX
BCS
4
SS7
Platinum
28
th
February
2007
BFX
BCY
4
SS7
Platinum
28
th
February
2007
BLE
CBS
8
SS7
Platinum
28
th
February
2007
BLE
CTB
8
SS7
Platinum
28
th
February
2007
DNR
DTM
8
SS7
Platinum
28
th
February
2007
DNR
DNG
8
SS7
Platinum
28
th
February
2007
NST
JGM
8
SS7
Platinum
28
th
February
2007
NST
JRB
8
SS7
Platinum
28
th
February
2007
NST
JNL
8
SS7
Platinum
28
th
February
2007
NST
JDF
8
SS7
Platinum
28
th
February
2007
NED
PDO
4
SS7
Platinum
28
th
February
2007
NED
PLZ
4
SS7
Platinum
28
th
February
2007
PRY
PPR
4
SS7
Platinum
28
th
February
2007
PRY
PBN
4
SS7
Platinum
28
th
February
2007
VER
VVE
2
SS7
Platinum
28
th
February
2007
VER
VME
2
SS7
Platinum
28
th
February
2007

2.2.
For International Calls from Neotel transiting Telkom’s Telecommunication System to a foreign destination or International Calls from Telkom transiting Neotel’s Telecommunication System to a foreign destination
Neotel POP
alpha code
Telkom POI
alpha code
Number Of
POILs
Signalling
System
Contracted Service
Level For POILs
RFS Date
NST JB 2 SS7 Platinum
28
th
February
2007
NST JS 2 SS7 Platinum
28
th
February
2007

2.3.
For signaling purposes
Neotel POP
alpha code
Telkom POI
alpha code
Number Of
POILs
Signalling
System
Contracted Service
Level For POILs
RFS Date
NEC JNZ 1 SS7 Platinum
28
th
February
2007
NEC PRZ 1 SS7 Platinum
28
th
February
2007
NEJ JNZ 1 SS7 Platinum
28
th
February
2007
NEJ PRZ 1 SS7 Platinum
28
th
February
2007
NEJ JBZ 1 SS7 Platinum
28
th
February
2007
NEJ JSZ 1 SS7 Platinum
28
th
February
2007

APPENDIX 4

TERMINATION RATES

CONTENTS

1.
GENERAL

2.
TELKOM TERMINATION RATES FOR NATIONAL AND INTERNATIONAL CALLS

3.
NEOTEL TERMINATION RATES FOR NATIONAL AND INTERNATIONAL CALLS

TERMINATION RATES

1.
GENERAL
This Appendix sets out the Termination Rates payable by the Parties to one another.

2.
TELKOM TERMINATION RATES FOR NATIONAL AND INTERNATIONAL CALLS

2.1.
WBZ rates as contemplated in 6.2.1 of the main Agreement
Rate Group
Time Period
Termination rates
Peak 07:00 to 20:00 Monday to Friday R0.23 per minute
Off-Peak All other hours R0.12 per minute

2.2.
BBZ rates as contemplated in 6.2.2 of the main Agreement
Rate Group
Time Period
Termination rates
Peak 07:00 to 20:00 Monday to Friday R0.33 per minute
Off-Peak All other hours R0.19 per minute

3.
NEOTEL TERMINATION RATES FOR NATIONAL AND INTERNATIONAL CALLS

3.1.
WBZ rates as contemplated in 6.2.1 of the main Agreement
Rate Group
Time Period
Termination rates
All Day All hours R0.20 per minute

3.2.
BBZ rates as contemplated in 6.2.2 of the main Agreement
Rate Group
Time Period
Termination rates
All Day All hours R0.29 per minute

APPENDIX 5

SPECIFICATIONS AND PROCEDURES
FOR POINTS OF INTERCONNECTION

CONTENTS

1.       INTRODUCTION

2.       ABBREVIATIONS

3.       TECHNICAL SPECIFICATIONS

4.       PROVISIONING PROCEDURE

5.       GRADE AND QUALITY OF SERVICE

6.       ROUTING PRINCIPLES

7.       NUMBERING

SPECIFICATIONS AND PROCEDURES FOR POINTS OF INTERCONNECTION

1.
INTRODUCTION
This Appendix addresses the specifications and procedures for POIs.

2.
ABBREVIATIONS
2.1.
In this Appendix the following expressions bear the meanings assigned to them below and cognate expressions bear corresponding meanings –

2.1.1.
“CRC4” means Cyclic Redundancy Check 4;

2.1.2.
“DPC” means Destination Point Codes;

2.1.3.
“INAT” means International Network Indicator;

2.1.4.
“ISDN” means Integrated Services Digital Network;

2.1.5.
“ISUP” means ISDN User Part;

2.1.6.
“MSB” means Most Significant Bit;

2.1.7.
“NAT” means National Network Indicator;

2.1.8.
“NI” means Network Indicator;

2.1.9.
“OPC” means Originating Point Code;

2.1.10.
“PAD” means Packet Assembler/Disassembler;

2.1.11.
“PDH” means Plesiochronous Digital Hierarchy;

2.1.12.
“PRC” means Primary Reference Clock;

2.1.13.
“SCCP” means Signalling Connection Control Point;

2.1.14.
“SIO” means Service Information Octet;

2.1.15.
“SNM” means Signalling Network Management ;

2.1.16.
“SNT” means Signalling Network Testing;

2.1.17.
“SPC” means Signalling Point Code;

2.1.18.
“SS7” means Signalling System Number 7;

2.1.19.
“SSF” means Sub-Service Field;

2.1.20.
“SSN” means Subsystem Number;

2.1.21. “STP” means Signalling Transfer Point;

2.1.22.
“TGN” means Trunk Group Name ;

2.1.23.
“UTC” means Universal Time Clock.

2.2.
Any expression not defined herein shall bear the meaning assigned to it in the main
Agreement and cognate expressions shall bear corresponding meanings as in the main
Agreement.

3.
TECHNICAL SPECIFICATIONS

3.1.
General
The Recommendations by the ITU-T or as adapted in Telkom Specification Number 7 chapter 12 for interfacing between equipment types, chapter 20 and chapter 37 for SS7, provide the framework for adherence to the standards contained herein. The Parties shall conform wherever practicable to the ITU-T Recommendations and the Telkom
Specification Number 7 as amended and revised from time to time. The present form of reference will be the ITU-T Recommendations as published in the ITU-T White Book.
Notwithstanding the above Recommendations for Calls that are originated/carried in one Telecommunication System and terminated/further carried in another, the originating Telecommunication System will be entitled to block backward signals that modify the originating tariff structure. Such backward signals will be discarded and the
Call will be force released.
3.2. Signalling
Chapter 5 of ITU-T Recommendation G.732 applies.

3.2.1.
Signalling protocol
The signalling protocol between the Parties’ Telecommunication Systems shall be
SS7 ISUP as defined in the ITU-T White Book Recommendations, clarified, modified and completed as per Telkom Specification Number 7 chapter 20.

3.2.2.
General SS7 principles
The principle of minimum visibility in respect of the DPCs shall apply between the
Parties.

The SS7 interconnection network shall be implemented with quasi-associated mode of signalling with a pair of STPs serving as signalling gateways to and from each
Party’s Telecommunication System. These gateways shall serve ISUP traffic (ISUP
v.97) between the Parties and other administrations.

CRC4 will only be used end-to-end over links after mutual agreement between the
Parties (switched off by default).

3.2.3. Wander and jitter
Maximum jitter at output ports immediately preceding digital switching as per ITU-
T Recommendation G.823 (2003) paragraph 2 shall apply.

Jitter and wander tolerance at input ports will be as per ITU-T Recommendation
G.823 (2003) for 2 Mbit/s links on the PDH network and for links provided on copper cables with regenerators. It should be noted that the ports should be able to tolerate a frequency offset greater than 50ppm.
3.2.4. Time slot zero
Chapter 2 of ITU-T Recommendation G.732 applies. However, the Party providing a POIL requires access to any one of the spare five spare bits in the non-frame alignment word as control signals for performance monitoring and alarm collection equipment. It should be noted that the monitoring equipment of the Party providing the POIL will insert CRC4 co-efficient into the appropriate bits if not provided by the terminal multiplexers. CRC4 is transmitted transparently in accordance with
ITU-T Recommendation G.706. To allow these facilities a frame structure complying with ITU-T Recommendation G.704 is required and the use of an unframed 2 Mbit/s link will not be acceptable as it will prevent the previously mentioned monitoring.
3.2.5. Fault conditions and consequent actions
The provisions of ITU-T Recommendations G.732 and Q.501 shall be implemented by the Parties.
3.2.6. Channel time slot encoding

3.2.6.1.
Channel time slots
The 64 Kbit/s channel time slots comprising the 2048 Kbit/s stream shall carry
“A” law encoded information as defined in ITU-T Recommendation G.711.
3.2.6.2. Idle channel bit pattern
The idle channel bit pattern in both directions shall be 01010100 (MSB at left hand end) in accordance with paragraph 2.4.6 of ITU-T Recommendation Q.503 when the interface is between digital exchanges.
3.3. Synchronisation
The synchronisation between the Parties’ Telecommunication Systems shall be operated in pseudo-synchronous mode. In this mode each Party is responsible for its own synchronisation and any Telecommunication System interfacing shall be at the tributary level between the boundary network elements.

The synchronisation of Neotel’s POPs shall be achieved by Neotel providing its own external PRC in accordance with ITU-T Recommendation G.811. Telkom shall be the primary synchronisation source for all POILs.

Telkom shall operate a synchronised Telecommunication System in accordance with
ITU-T recommendation G.803.

Telkom’s Telecommunication System shall be synchronised to a PRC, as specified in the ITU-T Recommendation G.811 (09/97) for quality and UTC traceability. In the event of a Telecommunication System losing traceability to the PRC the
Telecommunication System in question shall be synchronised to a clock equal to or better than the quality recommended in ITU-T Recommendation G.812 (06/98) type 1.
Telkom shall supply synchronisation to Neotel under the following conditions:

i.
The synchronisation clock shall have a quality not lower than and shall be traceable to a PRC according to the synchronisation network reference chain recommended in ITU-T Recommendation G.803 (06/97) paragraph 8.2.4.

ii.
The interface characteristic of the synchronisation clock shall be in accordance with ITU-T Recommendation G.703 for 2 MHz signals with a 120 ohm balanced termination.

iii.       Telkom shall guarantee the traceability of the synchronisation clock supplied.

iv.
Telkom shall not guarantee the synchronisation clock quality itself, and shall not be liable for loss, damage or any incident in Neotel’s Telecommunication System due to any incident and/or the degradation of the synchronisation clock supplied by Telkom.

v.
Only one additional synchronisation output shall be provided at each POI between
DPSUs and Neotel’s POPs.

vi.
The distribution of the synchronisation clock beyond the POI shall rest with
Neotel.

vii.     The two E1 links, in which SS7 is to be provided to the Neotel’s POPs, may be used for synchronisation purposes. As these tributaries are guaranteed to perform within ITU-T Recommendation G.823 (2003) limits, there is no guarantee that these tributaries will be acceptable as synchronisation clock references.

viii.     Telkom shall not be responsible for the continuous monitoring of the performance of the synchronisation clock supplied to Neotel.

ix.
Telkom shall not provide any mechanism for the early detection of wander and jitter of the synchronisation clock supplied to Neotel.

All E1 links in which SS7 will be provided, shall also be used for synchronisation purposes since the E1s will be appropriately marked.

3.4.
SS7 signalling links
Signalling link pairs in a combined link set will be operated in a load share mode, with no single signalling link operated at greater than 30% (thirty percent) of its theoretical message capacity under normal conditions and 60% (sixty percent) under overload conditions.

A 64 Kbit/s signalling link will be engineered to offer, in each direction, a normal traffic load of up to 48 ISUP messages plus 8 SCCP messages per second for trunk and roaming signalling and an overload traffic load of up to 96 ISUP messages and 16
SCCP messages, assuming that an average message length of 25 octets per ISUP message and 150 octets per SCCP message shall apply.

It shall be possible to assign signalling links to any timeslot except 0 on any E1 system between the Parties.

It will be up to the discretion of either Party, as the case may be, as to whether en block or overlap signalling is used.

3.5.
Screening (National)
The screening that shall be implemented in the Telkom National Gateway STP pair shall be according to the rules set out in 3.5.1 to 3.5.6 below which cover the normal voice traffic (ISUP) that travels between the Parties’ Telecommunication Systems and
3.5.7 to 3.5.9 below which cover the roaming traffic (SCCP).

3.5.1.
If a Neotel POP (SSC1) has voice trunks connecting to a POI (DPSU1), ISUP signalling traffic shall be allowed between SSC1 and DPSU1.
In the figure below, signalling via the Telkom STP will therefore be allowed between SSC1 and DPSU1 but not between SSC1 and any of SSC2, DPSU2 or
DPSU3. (The voice trunk group between SSC1 and DPSU1 is the only trunk group present.)

3.5.2.
SNM shall be allowed between the Neotel POP and the Telkom National Gateway pair in respect of the ISUP connected to the POIs (DPSUs).

3.5.3.
SNM shall be allowed between the Telkom National Gateway pair and the Neotel
POP in respect of the ISUP connected to the Neotel POPs.

3.5.4.
SNM on a link basis, in respect of the Telkom National Gateway STP pair and the
Neotel POP or the Neotel Gateway STP pair, shall be allowed.

3.5.5.
SNT shall be allowed between the Neotel POP or the Neotel Gateway STP pair and the Telkom National Gateway STP pair.

3.5.6. No other traffic except for the above mentioned shall be passed.

3.5.7.
Only SCCP traffic with SSN equal to 6, 7 or 8 shall be allowed.

3.5.8.
SCCP traffic with an OPC of the Neotel Gateway STP pair and a DPC of the Telkom
National Gateway STP pair (NI=3), and adhering to 3.5.7 above, shall be allowed.

3.5.9.
SCCP traffic with an OPC of the Telkom National Gateway STP pair (NI=3) and a
DPC of the Neotel Gateway STP pair, adhering to point 3.5.7 above shall be allowed.

3.6.
Screening (International)
The screening that shall be implemented in the Telkom International Gateway STP pair shall be according to the rules set out in 3.6.1 to 3.6.6 below which cover the normal voice traffic (ISUP) that travels between the Parties’ Telecommunication Systems and
3.6.7 to 3.6.9 below which cover the roaming traffic (SCCP).

3.6.1.
If a Neotel POP (SSC1) has voice trunks connected to a POI (ITE1), ISUP signalling traffic shall be allowed between SSC1 and ITE1.
In the figure below, signalling via the Telkom STP will therefore be allowed between SSC1 and ITE1 but not between SSC1 and any of SSC2 or ITE2. (The voice trunk group between SSC1 and ITE1 is the only trunk group present.)

3.6.2.
SNM shall be allowed between the Neotel POP and the Telkom International
Gateway pair in respect of the ISUP connected to the POIs (ITEs).

3.6.3.
SNM shall be allowed between the Telkom International Gateway STP pair and the
Neotel POP in respect of the ISUP connected to the Neotel POPs.

3.6.4.
SNM on a link basis, in respect of the Telkom International Gateway STP pair and the Neotel POP or the Neotel Gateway STP pair, shall be allowed.

3.6.5.
SNT shall be allowed between the Neotel POP or the Neotel Gateway STP pair and the Telkom International Gateway STP pair.

3.6.6. No other traffic except for the above mentioned shall be passed.

3.6.7.
Only SCCP traffic with SSN equal to 6, 7 or 8 shall be allowed.

3.6.8.
SCCP traffic with an OPC of the Neotel Gateway STP pair and a DPC of the Telkom
International Gateway STP pair (NI=0), and adhering to 3.6.7 above, shall be allowed.

3.6.9.
SCCP traffic with an OPC of the Telkom International Gateway STP pair (NI=0) and a DPC of the Neotel Gateway STP pair, adhering to point 3.6.7 above shall be allowed.

4.
PROVISIONING PROCEDURE

4.1.
Provisioning of POILs
The provisioning procedures for POILs are set out in Part II of the main Agreement.

4.2.
TGN - naming convention
Each Party shall use its own naming convention rules to allocate names to the POI or
POP trunk groups. Each Party shall allocate a unique three letter alphabetic code to its
Switches or POPs for identification and registration purposes. These codes should differ from existing codes used by either Party.
4.3. SPC allocation (national and international)
The Parties shall apply to the Authority for the allocation of an SPC.

5.
GRADE AND QUALITY OF SERVICE

5.1.
Grade and quality of service
To ensure system performance compatibility, the grade of service of both Parties’
Telecommunication Systems, as seen from the interface between the two
Telecommunication Systems, shall be planned so as to give an average probability
(over the working week) that not more than 3% (three percent) of Call attempts encounter congestion.

Routes carrying traffic between the Parties’ Telecommunication Systems in one or both directions, shall be designed to operate at a busy hour grade of service of 0.002, subject to the route dimension giving a grade of service of 0.02 at 10% traffic overload and a grade of service of 0.05 at 20% overload. Only under extreme failure conditions should the Telecommunication Systems not process all of the Calls offered. Sequential circuit selection mechanisms shall be employed on bothway routes. The direction of the selection process at either end of the link shall be determined by mutual agreement.

The table below shows the agreed apportionment of overall grade and quality of service objectives between the Parties’ Telecommunication Systems. The parameters in the table are intended to be the objectives for circumstances where all circuits forming a traffic route between the two Telecommunication Systems are available to carry traffic.
Performance
Parameter
Direction
Originating
Telecommunication
System
(info only)
Interconnection
Route
(agreed
objective)
Terminating
Telecommunication
System
(info only)
Mean busy hour
blocking probability
Telkom/ Neotel
0.002
0.002
0.002
Probability of call
failure due to
Telecommunication
System
malfunction
excluding
premature release
Telkom/ Neotel

Neotel /Telkom
0.002

0.002
0.002

0.002
Probability of call
failure due to
premature release
caused by
Telecommunication
System equipment
malfunction
Telkom/ Neotel

Neotel /Telkom
0.002

0.002
0.002

0.002
Note. Anything requiring terminal equipment approval for either Telecommunication
System is excluded.

6.
ROUTING PRINCIPLES

6.1.
National calls

6.1.1.
Routing from Telkom to Neotel
Calls from within the Telkom Telecommunication System shall be routed from POIs
(DPSUs) to the appropriate POPs in accordance with Neotel’s routing tables at not less than the grade of service agreed to in 5 above. These routing tables shall define routing for specified Neotel dial codes. (NAT1, NI=3 for ISUP traffic)

6.1.2.
Routing from Neotel to Telkom
Calls from within the Neotel Telecommunication System shall be routed from POPs to the appropriate POI (DPSU) in accordance with Telkom’s routing tables at not less than the grade of service agreed to in 5 above. These routing tables shall define routing for specified Telkom dial codes. (NAT1, NI=3 for ISUP traffic)
6.2. International calls

6.2.1.
Routing from Telkom to Neotel

6.2.1.1.
Calls originating on or conveyed on Telkom’s Telecommunication System, handed to Neotel and terminating on a Telecommunication System operated outside the Territory, shall be routed via the POIs (ITEs) to the appropriate POPs at not less than the grade of service agreed to in 5 above. (INAT0, NI=0 for ISUP traffic)

6.2.1.2.
Calls originating on a Telecommunication System operated outside the Territory, conveyed on Telkom’s Telecommunication System, handed to Neotel for termination on or conveyance on Neotel’s Telecommunication System, shall be routed via the POIs (DPSUs) to the appropriate POP in accordance with Neotel’s routing tables at not less than the grade of service agreed to in 5 above. These routing tables shall define routing for specified Neotel dial codes. (NAT1, NI=3 for ISUP traffic)

6.2.2.
Routing from the Neotel to Telkom

6.2.2.1.
Calls originating on or conveyed on Neotel’s Telecommunication System, handed to Telkom and terminating on a Telecommunication System operated outside the
Territory, shall be routed via the POPs to the appropriate POIs (ITEs) at not less than the grade of service agreed to in 5 above. (INAT0, NI=0 for ISUP traffic)

6.2.2.2.
Calls originating on a Telecommunication System operated outside the Territory, conveyed on Neotel’s Telecommunication System, handed to Telkom for termination on or conveyance on Telkom’s Telecommunication System, shall be routed via the POPs to the appropriate POIs (DPSUs) in accordance with
Telkom’s routing tables at not less than the grade of service agreed to in 5 above.
These routing tables shall define routing for specified Telkom dial codes. (NAT1,
NI=3 for ISUP traffic)

6.3.
Route diversity and security arrangements for Interconnection
For reliability, POILs shall be provisioned over physically diverse routes and/or equipment where such exists (platinum service level). Any deviation from this rule shall be negotiated in good faith and agreed to in writing between the Parties.

Interconnection between the Neotel POPs and Telkom’s POIs (DPSUs/ITEs ) shall be dimensioned on a 50-50 load shared basis. Any deviation from this rule shall be negotiated in good faith and agreed to in writing between the Parties.

6.4.
Route diversity and security arrangements for signalling
For reliability, signalling links shall be provisioned over physically diverse routes and/or equipment where such exists. Any deviation from this rule shall be negotiated in good faith and agreed to in writing between the Parties.

The minimum number of links per link set shall be 2 (two). Any number of links per link set, however, exceeding 2 (two) shall be negotiated in good faith and agreed to in writing between the Parties. All circuit conditioning equipment such as PADS and echo cancellers shall be removed from the signalling links.

7.
NUMBERING

7.1.
National Calls
The Parties shall send the called Number in the format:
0 NN ABC XXXX

Where NN is the national destination code (e.g. 12 = Pretoria), ABC is the exchange area code and XXXX is the number allocation range.

7.2.
International Calls
The Parties shall send the called Number in the format:
IDD CC NN SN
Where IDD is the international direct dial access code, CC is the country code, NN the national destination code and SN is the subscriber’s number in accordance with ITU-T
Recommendations E.164.

7.3.
SS7 SPC numbering

7.3.1.
General
The numbering of the signalling points for the Telecommunication Systems are inter-related by the SPC and the NI.

For purposes of convenience and security it is recommended that each
Telecommunication System have an independent SPC numbering scheme and one single SPC numbering scheme where the interconnecting signalling points are defined.

This will have the effect that each Telecommunication System is responsible for the internal SPC numbering scheme of its Telecommunication System without being subjected to demands by other Telecommunications Systems.
7.3.2. Identification of Telecommunication Systems

7.3.2.1.
SSF or NI
The SSF or NI is part of the SIO.

The NI’s are defined in ITU-T as follows:

bits D and C
NI
0 0 International Network - INAT0
0 1 Spare - INAT1
1 0 National Network - NAT0
1 1 Reserved for National use - NAT1

where bits A and B are not presently used, i.e. spare.
7.3.2.2. INAT0 (NI = 0)
INAT0, for the international network, will be used for signalling between Neotel
POPs and Telkom POIs, i.e. Neotel to Telkom, Telkom to Neotel and
international traffic as agreed by both Telkom and Neotel.

7.3.2.3. NAT0 (NI = 2)
NAT0, for the national network, will be used for signalling between switching units internal to the Telecommunications Systems themselves, i.e. Neotel to
Neotel and Telkom to Telkom.

7.3.2.4.
NAT1(NI = 3)
NAT1, which is reserved for national use, will be used for signalling between signalling units of different operators, i.e. Neotel to Telkom.

7.3.2.5.
Effect on Switches/POPs
Interconnecting Switches/POPs will have two OPC/DPC’s, i.e. one for a Party’s own Telecommunication System (NAT0) and one for Interconnection (NAT1).

APPENDIX 6

TECHNICAL SPECIFICATION FOR POILs

CONTENTS

1.
INTRODUCTION

2.
ABBREVIATIONS

3.
TECHNICAL SPECIFICATIONS

4.
PROVISIONING PROCEDURES

5.
OPERATION AND MAINTENANCE PROCEDURES

6.
TESTING AND COMMISSIONING PROCEDURES

TECHNICAL SPECIFICATION FOR POILs

1.
INTRODUCTION
This Appendix addresses the technical specification for POILs.

2.
ABBREVIATIONS
2.1.
In this Appendix the following expressions bear the meanings assigned to them below and cognate expressions bear corresponding meanings –

2.1.1.
“BBE” means Backgound Block Error;

2.1.2.
“BBER” means Backgound Block Error Ratio;

2.1.3.
“BIS” means Bringing into Service;

2.1.4.
“BISL” means Bringing into Service Limits;

2.1.5.
“BISO” means Bringing into Service Objectives;

2.1.6.
“CRC4” means Cyclic Redundancy Check 4;

2.1.7.
“ES” means Errored Second;

2.1.8.
“ESR” means Errored Second Ratio ;

2.1.9.
“HRDL” means Hypotheretical Recommended Digital Link;

2.1.10.
“ISD” means Interconnection Service Desk;

2.1.11.
“MSB” means Most Significant Bit;

2.1.12.
“PDH” means Plesiochronous Digital Hierarchy;

2.1.13.
“PRBS” means Pseudo-Random Pattern Sequence;

2.1.14.
“RPO” means Reference Performance Objective ;

2.1.15.
“SDH” means Synchronous Digital Hierarchy;

2.1.16.
“SES ” means Severely Errored Second;

2.1.17.
“SESR” means Severely Errored Second Ratio ;

2.1.18.
“SS7” means Signalling System Number 7.

2.2.
Any expression not defined herein shall bear the meaning assigned to it in the main
Agreement and cognate expressions shall bear corresponding meanings as in the main Agreement.

3.
TECHNICAL SPECIFICATIONS

3.1.
General
The Recommendations made by the ITU-T, or as adapted in Telkom Specification
Number 7 chapter 37 for SS7, provide the framework for adherence to the standards contained herein. The Parties shall conform wherever practicable with the ITU-T
Recommendations and the Telkom Specification Number 7 as amended and revised from time to time. The present form of reference will be the ITU-T
Recommendations as published in the ITU-T White Book.

3.2.
Safety (dangerous voltages)
For equipment which uses or generates excessive voltages, a barrier shall be provided to protect the interface from those voltages.

3.3.
Electrical interface

3.3.1.
Input and output
The electrical interface shall conform to ITU-T Recommendation G.703 for twisted pairs at 2048 Kbit/s. The input impedance of 120 ohm balanced is required. The output impedance is approximately 120 ohms as specified in ITU-T
Recommendation G.703. This is necessary to meet the required pulse shape masks.

3.3.2.
Attenuation
The attenuation of the interconnecting cable (including a digital distribution frame or interconnecting equipment) shall not exceed 6dB at 1024 kHz.

3.3.3.
Interference
Both input ports shall tolerate, without error, interference from a non-synchronous standard test signal (ITU-T Recommendation O.151) at a level 18dB lower than the wanted signal.
3.3.4. Multiplex characteristics
The multiplex structure shall be in accordance with ITU-T Recommendation
G.732, and ITU-T Recommendations G.704, G.705 and Q.501 to Q.517 for
operations involving digital exchanges.

3.4. Signalling
Chapter 5 of ITU-T Recommendation G.732 applies.
3.4.1. Wander and jitter

3.4.1.1.
Maximum jitter at output ports immediately preceding digital switching as per
ITU-T Recommendation G.823 (2003) paragraph 2 shall apply.

3.4.1.2.
Jitter and wander tolerance at input ports will be as per ITU-T
Recommendation G.823 (2003) for 2 Mbit/s links on the PDH network and for links provided on copper cables with regenerators. It should be noted that the ports should be able to tolerate a frequency offset of + or - 50ppm.

3.4.2.
Time slot zero
Chapter 2 of ITU-T Recommendation G.732 applies. However, the Party providing a POIL requires access to any one of the five spare bits in the non-frame alignment word as control signals for performance monitoring equipment and alarm collection equipment. It should be noted that the monitoring equipment of the Party providing a POIL will insert CRC4 co-efficient into the appropriate bits if not provided by the terminal multiplexers. CRC4 is transmitted transparently in accordance with ITU-T Recommendation G.706. To allow these facilities a frame structure complying with ITU-T Recommendation G.704 is required and the use of an unframed 2 Mbit/s link will not be acceptable as it will prevent the previously mentioned monitoring.

3.4.3.
Fault conditions and consequent actions
The provisions of ITU-T Recommendations G.732 and Q.501 to Q.517 shall be implemented by the Parties.

3.4.4.
Channel time slot encoding

3.4.4.1.
Channel time slots
The 64 Kbit/s channel time slots comprising the 2048 Kbit/s stream shall carry
“A” law encoded information as defined in ITU-T Recommendation G.711.
3.4.4.2. Idle channel bit pattern
The idle channel bit pattern in both directions shall be 01010100 (MSB at left hand end) in accordance with paragraph 2.4.6 of ITU-T Recommendation
Q.503 when the interface is between digital exchanges.

4.
PROVISIONING PROCEDURES
The provisioning procedures for POILs are set out in Part II of the main Agreement.

5.
OPERATION AND MAINTENANCE PROCEDURES

5.1.
Reporting of Faults
Service problems related to POILs shall be reported by either Party to the other
Party’s ISD as set out in Appendix 7.

5.2.
Operational standards for POILs
The Parties shall endeavour to adhere to the standards for the operation of transmission links as specified by ITU-T Recommendation G.821 or subsequent recommendations that may become relevant provided they are mutually agreed upon in writing between the Parties acting in good faith (i.e. M.2100 series of ITU-T
Recommendations).

Adherence to these standards is intended to ensure the satisfactory quality of Signals passing between the elements of the Parties’ Telecommunication Systems.

6.
TESTING AND COMMISSIONING PROCEDURES

6.1.
Introduction
This is a pre-service test program to ensure that the Parties agree on the acceptable performance of POILs before commissioning. The aim of this program is to determine the pre-service test points, types of tests to be performed and the duration of the tests.

6.2.
Digital performance parameters
The analysis outlined below has been based on ITU-T Recommendations G.826 and
M.2100.

6.2.1.
Brief outline of the analysis used
According to ITU-T Recommendation G.826, the hypothetical reference circuit given in ITU-T Recommendation G.801 applies. A fixed block allowance of
17.5% (seventeen point five percent) of the total international and national end-to-
end objective is allocated to the national portion plus an additional 1% (one percent) is allowed for each 500 (five hundred) km integer.

The national path allocation is from a path-end-point to the international gateway.
The 17% (seventeen percent) is to be allocated to the PDH network and the 1%
(one percent) / 500 (five hundred) km to the SDH network. The SDH allocation will be further subdivided into an allocation of 0.2% (point two percent) for each
100 (one hundred) km section or part thereof up to 500 (five hundred) km and thereon integers of 250 (two hundred and fifty) km up to a maximum of 2750 (two thousand seven hundred and fifty) km.

6.2.2. The national allocation apportioned for SDH
For SDH circuits, an allowance of 0.2% (point two percent) for distance of up to
100 (one hundred) km is allocated. Above 100 (one hundred) km, an additional allowance of 0.2% (point two percent) is allowed for each 100 (one hundred) km integer. For sections of less than 100 (one hundred) km, an allowance of 0.2%
(point two percent) shall be used. Above 500 (five hundred) km, an allowance of
0.5% (point five percent) is allocated for each 500 (five hundred) km integer. The actual route distance between terminals shall be calculated if known.
Hierarchy
PDH
SDH
Rate (Mbit/s)
2.048
2.24
Path Type
-
VC-12
ESR
0.04
0.04
SESR
0.002
0.002
BBER
0.0003
0.0002
Error Performance for sections up to 250 km (0.5%) 24 hr measuring period
ES Count
17
17
SES Count
1
1
BBE Count
130
172
6.2.3. Out-of-service measurements
All measurements shall be performed out of service using a measuring instrument with a PRBS 2
15
-1 for 2 Mbit/s data rates. CRC-4 measurements are only to be used for in service measurements and not for out of service acceptance testing.
Testing will be performed initially over a 15 (fifteen) minute period and, if successful, a 24 (twenty four) hour test period follows.
6.2.4. Initial 15 (fifteen) minute test and 24 (twenty four) hour test
Initial measurements shall be performed over a 15 (fifteen) minute period. During this period, there should be no error or unavailable time. If an event occurs, this step may be repeated up to two more times. If, during the third test, an event occurs, the fault must be localised and corrected and the above step repeated. If the 15 (fifteen) minute test is successful, a 24 (twenty four) hour test shall be conducted. This time shall include work periods to ensure detection of any external disturbances. During the time period, there should be no unavailable time. At the end of the test period, the results shall be compared to the BIS limits
S1 and S2. If the ES and SES are:
•
All less than or equal to their respective S1 values, the system, link or path is accepted for service.

•
If one or more of the error parameters is greater than or equal to their respective S2 values, the circuit is rejected and the cause of the fault shall be localised and rectified.
•
If either one or all error parameters fall in between the S1 and S2 limits, the circuit can be re-tested for a further 24 (twenty four) hour period. If still >
S1 and < S2, the circuit shall be rejected and the cause of failure located and rectified.
•
If an unavailability event occurs during the 24 (twenty four) hour test period or the prescribed error limits are exceeded, testing shall be suspended and the fault localised and cleared. If the unavailability is due to fading on a microwave link, this shall be substantiated as the cause and quantified against the predicted calculations.

6.2.5.
Path measurements
An end-to-end test where all digital sections are linked together shall be conducted. The limits are the summing of the allocations in percentage for all
Path Sections in the path. The BIS, objectives are then derived from the overall
HRDL. The testing procedures for end-to-end paths are as above for a 15 (fifteen)
minute time period and then a 24 (twenty four) hour time period.

6.2.6.
BISL
Calculations are based upon the formulae given in the ITU-T Recommendation
M.2100 and the limits in ITU-T Recommendation G.826. The RPO is the minimum limit objective for the maintenance of the path while in service and the
BISO is the minimum limit for acceptance testing of the link, section or path. To allow for a margin of safety, the BISO is fixed at two times better than the RPO.
The RPO for ES and SES = A x 86400 x PO,

where
A = Path Allocation
86400 = Number of seconds in 24 (twenty four) hours
1440 = Number of minutes in 24 (twenty four) hours
PO = Performance Objectives
BISO = RPO/2
S1 = BISO - 2
√
(BISO)
S2 = BISO + 2
√
(BISO)
Note: No additional allowance for adverse propagation conditions has been included for microwave links as the measured time period is relatively short.

The 24 (twenty four) hour testing period for microwave systems or links is only applicable on existing routes where the propagation behaviour is known. On new routes, links shall be tested for a period of 72 (seventy two) hours. This testing period shall also apply to all new equipment types.

The tables below list the performance limits for the various bit rates:
Performance Objective for 24 Hour Period - Bit Rate 2240 Kbit/s
Errored Second Count
Path Distance
(km)
Path Allocation
(%)
RPO
BIS
S1
S2
100 0.2 7 3 0 6
200 0.4 14 7 2 12
300 0.6 21 10 4 16
400 0.8 28 14 7 21
500 1.0 35 17 9 25
750 1.5 52 26 16 36
1000 2.0 69 35 23 47
1250 2.5 86 43 30 56
1500 3.0 104 52 38 66
1750 3.5 121 60 45 75
2000 4.0 138 69 52 86
2250 4.5 156 78 60 96
2500 5.0 173 86 67 105
2750 5.5 190 95 76 114
Severely Errored Second Count
Path Distance
(km)
Path Allocation
(%)
RPO
BIS
S1
S2
100 0.2 0 0 0 0
200 0.4 1 0 0 0
300 0.6 1 1 0 3
400 0.8 1 1 0 3
500 1.0 2 1 0 3
750 1.5 3 1 0 3
1000 2.0 3 2 0 5
1250 2.5 4 2 0 5
1500 3.0 5 3 0 6
1750 3.5 6 3 0 6
2000 4.0 7 3 0 6
2250 4.5 8 4 0 8
2500 5.0 9 4 0 8
2750 5.5 10 5 0 9
Background Block Error Count
Path Distance
(km)
Path Allocation
(%)
RPO
BIS
S1
S2
100 0.2 69 35 23 47
200 0.4 138 69 52 86
300 0.6 207 104 84 124
400 0.8 276 138 115 161
500 1.0 346 173 147 199
750 1.5 518 259 227 291
1000 2.0 691 346 309 383
1250 2.5 864 432 390 474
1500 3.0 1037 518 472 564
1750 3.5 1210 605 556 654
2000 4.0 1382 691 638 744
2250 4.5 1555 778 722 834
2500 5.0 1728 864 805 923
2750 5.5 1901 950 888 1012

Performance Objective for 24 Hour Period - Bit Rate 2048 Kbit/s
Errored Second Count
Path Distance
(km)
Path Allocation
(%)
RPO
BIS
S1
S2
100
0.2
7
3
0
6
200
0.4
14
7
2
12
300
0.6
21
10
4
16
400
0.8
28
14
7
21
500
1.0
35
17
9
25
750
1.5
52
26
16
36
1000
2.0
69
35
23
47
1250
2.5
86
43
30
56
1500
3.0
104
52
38
66
1750
3.5
121
60
45
75
2000
4.0
138
69
52
86
2250
4.5
156
78
60
96
2500
5.0
173
86
67
105
2750
5.5
190
95
76
114
Severely Errored Second Count
Path Distance
(km)
Path Allocation
(%)
RPO
BIS
S1
S2
100
0.2
0
0
0
0
200
0.4
1
0
0
0
300
0.6
1
1
0
3
400
0.8
1
1
0
3
500
1.0
2
1
0
3
750
1.5
3
1
0
3
1000
2.0
3
2
0
5
1250
2.5
4
2
0
5
1500
3.0
5
3
0
6
1750
3.5
6
3
0
6
2000
4.0
7
3
0
6
2250
4.5
8
4
0
8
2500
5.0
9
4
0
8
2750
5.5
10
5
0
9
Background Block Error Count
Path Distance
(km)
Path Allocation
(%)
RPO
BIS
S1
S2
100
0.2
52
26
16
36
200
0.4
104
52
38
66
300
0.6
156
78
60
96
400
0.8
207
104
84
124
500
1.0
259
130
107
153
750
1.5
389
194
166
222
1000
2.0
518
259
227
291
1250
2.5
648
324
288
360
1500
3.0
778
389
350
428
1750
3.5
907
454
411
497
2000
4.0
1037
518
472
564
2250
4.5
1166
583
535
631
2500
5.0
1296
648
597
699
2750
5.5
1426
713
660
766

6.2.7
15 (fifteen) minute testing of 2 Mbit/s ports
All 2 Mbit/s ports shall be tested on an individual basis, end-to-end, for at least 15
(fifteen) minutes. No more than 1 (one) errored second in the 15 (fifteen) minute testing period is permitted. If more than 1 (one) errored second is detected, then the test shall be repeated for a further 15 (fifteen) minutes. Should this limit still be exceeded hereafter, then an investigation shall be instituted to determine the cause of the errors and the fault rectified.

6.3 Jitter

6.3.1       Jitter parameters shall be measured according to ITU-T Recommendation G.823
(2003), at a bit rate of 2 Mbit/s during type approval of all equipment.

6.3.2
The tests involved are input jitter tolerance (limits are given in Table 2 of ITU-T
Recommendation G.823 (2003)), maximum output jitter in the absence of input jitter (limits are given in Table 1 of ITU-T Recommendation G.823 (2003)) and the jitter transfer characteristics.

6.4
Test duration

6.4.1
All 2 Mbit/s digital paths shall be tested end to end. The first 2 Mbit/s tributary on a digital path shall be tested for 24 (twenty four) hours to verify the basic transmission at tributary level. The other tributaries shall then be tested for 15
(fifteen) minutes, to verify continuity and to check performance quickly.

6.4.2
All future installations on the same path shall follow the same test procedures.

6.5
Test procedure 2 Mbit/s (no route diversity)

6.5.1
Pre-service test points shall be the test and patch frame associated with either
Party’s equipment.

6.5.2
The duration of the tests shall be according to 6.4 performed in a 120 (one hundred and twenty) ohm terminated mode using a pseudo-random sequence according to ITU-T Recommendation Q.151.

6.5.3
Error performance tests shall be carried out as indicated above.

6.5.4
The test parameters shall be according to 6.2.

6.5.5
The duration of the tests shall be as indicated in 6.4.

6.5.6
All test equipment employed shall meet the relevant ITU-T Recommendation
Q.151.

6.5.7
Document results

6.6
Test procedure 2 Mbit/s (with route diversity)

6.6.1
Pre-service test points shall be the test and patch frame associated with either
Party’s equipment.

6.6.2
The duration of tests shall be according to 6.4 performed in a 120 (one hundred and twenty) ohm terminated mode using a pseudo-random sequence according to
ITU-T Recommendation Q.151.

6.6.3
Error performance tests shall be carried out as indicated above.

6.6.4 The test parameters shall be according to 6.2.

6.6.5
The duration of the tests shall be as indicated in 6.4.

6.6.6
All test equipment employed shall meet the relevant ITU-T Recommendation
Q.151.

6.6.7
Upon completion of the test on the normal path, the service shall be force switched to the standby path for the test to be repeated as indicated in 6.6. When the test is completed the service shall be restored to normal working.

6.6.8
Document results.

APPENDIX 7

OPERATION AND MAINTENANCE PROCEDURES FOR POILs

CONTENTS

1.
INTRODUCTION

2.
DEFINITIONS

3.
INTERCONNECTION SERVICE DESK

4.
FAULT HANDLING AND RECTIFICATION PROCEDURES

5.
SERVICE REVIEWS

6.
SETTLEMENT OF VARIOUS FEES

OPERATION AND MAINTENANCE PROCEDURES FOR POILs

1.
INTRODUCTION

This Appendix addresses the operation and maintenance procedures for POILs.

2.
DEFINITIONS

2.1.
Fault
A Fault is an incident that will affect the availability of a POIL. A POIL is deemed to be unavailable when there is either no data throughput for a period greater than 10 (ten) seconds or when the error ratio exceeds 10
-3
for more than 10 (ten) consecutive seconds.
2.2. Normal Business Hours
Means any time between 07:30 to 17:00 on Mondays to Thurdays and 07:30 to 16:30 on
Fridays. Official public holidays in the Territory (from 16:30 on a Friday, or 17:00 if the start of the public holiday falls on a day other than a Friday, until 07:30 on the next Business Day)
and week-ends (from 16:30 on a Friday, until 07:30 on the next Business Day) shall be excluded.
2.3. Recurring Faults
A Recurring Fault is defined as an instance where 3 (three) Faults are reported on the same
POIL within a sliding period of 30 (thirty) days.

3.
INTERCONNECTION SERVICE DESK

3.1.
Each Party shall each establish at its own cost and expense, an Interconnection Service Desk
(“ISD”) which shall be staffed on a 24 (twenty four) hour seven days a week basis and be equipped with the necessary infrastructure to facilitate efficient communication in order to manage all aspects relating to the proper functioning of POILs as well as to deal with all Faults relating to POILs.
3.2.
Where assistance is required by either Party, this shall be requested through the other Party’s
ISD.
3.3.
A copy of all ISD contact telephone numbers shall be made available to each Party by the other Party and shall be updated as and when changes occur.
3.4. Functions of the ISD shall be as follows:

3.4.1.
receive Fault reports from the other Party, either directly or via nominated Fault reporting points;

3.4.2. issue a unique reference number to the other Party when a Fault is reported;

3.4.3.
ensure the co-ordination and localising of Faults up to and including the last point on the other Party’s terminating block;

3.4.4.
control the return to service of POILs after Fault clearance, routine maintenance, etc;
3.4.5.
be familiar with the re-routing procedures for any POIL under its control;
3.4.6.
advise the other Party of the progress of Fault clearance where appropriate i.e. in the case of lengthy outages;
3.4.7.
advise the other Party when the Fault has been rectified;
3.4.8.
keep accurate records of POIL outages. Records shall include, (in addition to information necessary for availability assessment), but not be limited to:
a) name of the Party’s representative who reported the Fault;

b)
unique reference number the Party who reported the Fault;

c)
the other Party’s description of the problem;

d)
date and time of all incidents/actions related to a Fault;

e)
priority of the problem;

f)
end-to-end POIL reference;

g)
POIL outage time;

h)
location of the Fault;

i)
nature of the Fault;
3.4.9.
supply the other Party with weekly Fault reports specifying the minimum details as required in 3.4.8 above;
3.4.10.
calculate and provide availability figures for all POILs for each calendar month. The availability figures calculated by the ISD’s will be compared weekly and reconciled;
3.4.11.
analyse weekly, monthly and yearly failure statistics to produce service performance reports in order to establish trends and determine the general quality of service provided.
This information will be used to identify problem areas and where appropriate initiate escalation procedures to rectify the problems.

4.
FAULT HANDLING AND RECTIFICATION PROCEDURES

4.1.
Reporting of Faults (Unplanned outages)

4.1.1.
All Faults relating to POILs shall be reported by a Party (“the reporting Party”) to the other
Party’s ISD (“the repairing Party”) and the repairing Party shall report all Faults to the relevant maintenance sections of that Party according to its internal fault reporting procedures. Where reported Faults are proven by the repairing Party to be in the reporting
Party’s Telecommunication System, a Fault location fee of R640.00 (“Fault location fee”)
shall be charged by the repairing Party. Where Faults are referred back to the reporting
Party by the repairing Party, but proven to be in the repairing Party’s Telecommunication
System, a Fault location fee shall be charged by the reporting Party.
4.1.2.
Prior to reporting and handing over Faults to the repairing Party’s ISD, the reporting Party shall conduct a preliminary investigation into the Fault, which may include a site visit by the reporting Party’s technician. The reporting Party’s Network Controller (“the Network
Controller”) on duty at the reporting Party’s Network Management Centre (“NMC”) shall make an assessment of the Fault taking into account the Fault history of the POIL in question and shall then decide whether or not it is necessary to send out a technician to visit the site of the Fault prior to handing the Fault over to the repairing Party.
A site visit shall not be required where:
a) a Fault involves multiple POILs clearly related to a common failure; or

b)
a POIL has had a recent history of being faulty and was previously proved by the reporting Party to be faulty, but due to it clearing as right when tested (“RWT”) or cleared while localising (“CWL”) could not be conclusively proved as a Fault on either Party’s Telecommunication System; or

c)
the repairing Party would in any event have to visit the site of a Fault to allow the reporting Party access.
Should the repairing Party’s ISD not accept the Network Controller’s assessment as aforesaid, the matter may be escalated to the most senior reporting Party staff member on duty at the NMC, whose decision shall be final. The repairing Party’s ISD shall not directly contact the reporting Party’s technicians to verify whether or not the site of a Fault has been visited by the reporting Party.

4.2.
After-hours repair service

4.2.1.
After-hours Fault reports shall also be handled by the ISD. An after-hours repair fee of
R640.00 (“after-hours repair fee”), provided that the reporting Party accepts the charge on each occasion, shall be charged for after-hours repairs except for POILs having a Platinum service level. Only one after-hours repair fee, regardless of the number of the repairing
Party’s personnel involved, shall be charged per single Fault reported to the repairing
Party’s ISD after hours. The actual time that a Fault is logged at the repairing Party’s ISD shall determine whether or not an after-hours repair fee shall be payable.

The after-hours repair service will be rendered during hours other than Normal Business
Hours.

4.2.2.
In respect of 4.2.1 above, the following principles shall apply:
4.2.2.1.
where a Fault recurs on the same POIL within 14 (fourteen) days, and the Fault recurs on the same element or piece of equipment within that POIL, only one after-hours repair fee shall be payable;
4.2.2.2.
where a Fault recurs on the same POIL, but the Fault varies in that different elements or pieces of equipment within that POIL are involved, then an after-hours repair fee shall be payable in respect of each Fault;
4.2.2.3.
where the repairing Party is attending to a failure at the time of the reporting Party reporting and handing over a Fault relating to that failure, no after-hours repair fee shall be payable;
4.2.2.4.
where the reporting Party reports and hands over a Fault on a POIL passing through any repairing Party site which is manned on a 24 (twenty four) hour basis and any action is taken by the repairing Party (even if such action comprises the testing of the POIL) an after-hours repair fee shall be payable;

4.2.2.5.
where the reporting Party reports a Fault clearance on a POIL previously reported and handed over as a Fault, no after-hours repair fee shall be payable if the repairing Party has taken no action or is able to stop the repairing Party personnel from responding to the Fault reported and handed over;
4.2.2.6.
where the reporting Party reports and hands over a Fault during Normal Business Hours and requests the repairing Party to attend to such Faults after-hours, an after-hours repair fee shall be payable;
4.2.2.7.
where the reporting Party reports and hands over a Fault after-hours and that Fault is proven by the repairing Party to be in the reporting Party’s Telecommunication System, then a Fault location fee shall be payable by the reporting Party in addition to the after-
hours repair fee;

4.2.2.8.
where the Fault is the result of the negligent or wilful act or omission of an employee or subcontractor of the repairing Party, no after-hours repair fee shall be payable.

4.3.
Call-out services
4.3.1.
Where either Party (“the requesting Party”) requires access at any time to a site of the other
Party (“the responding Party”) for purposes of the requesting Party’s own maintenance requirements and the requesting Party requires the responding Party to give access to its site, a call-out fee of R640.00 (“call-out fee”) shall be payable by the requesting Party to the responding Party. For the avoidance of doubt the aforegoing shall not apply where the repairing Party requires access to the reporting Party site in order to rectify a Fault reported by the reporting Party. The call-out fee shall not be payable in the event that access is obtained to a site actually manned at the time of the required access.
4.3.2.
Where a Party (“the offending Party”) accesses a site of the other Party without prior notification to the other Party’s ISD and an intrusion alarm is activated resulting in the other
Party having to send personnel to its site to investigate the alarm, the offending Party shall be liable for a call-out fee.

4.4. Recurring Faults
In the case of a Recurring Fault, the repairing Party shall take all reasonable measures to find and clear the Fault by means of special investigations with the view to repair, re-route or provide a temporary alternate link, if possible, to improve the quality of service. The repairing
Party shall report back to the reporting Party within 24 (twenty four) hours of a Fault being identified as a Recurring Fault and provide information on the possible cause of the Fault and the remedial action that is being planned.
4.5. Multiple Faults
Where the reporting Party reports and hands over multiple faults relating to a single failure, a minimum of 2 (two) Faults shall be reported and handed over to the repairing Party’s ISD immediately and all remaining Faults relating to the aforesaid failure, shall be handed over within 2 hours of the first 2 (two) Faults being handed over. Faults as aforesaid not handed over within the said 2 (two) hour period shall not be accepted by the repairing Party’s ISD.
4.6. Slow or intermittent error rates
4.6.1.
Where the reporting Party reports and hands over a POIL which is faulty (having a slow or intermittent error rate), such fault not being a Fault in terms of 2.1 above, as regards unavailability of such POIL, such fault shall be accepted by the repairing Party as a miscellaneous fault which shall be dealt with no differently by the repairing Party than a
Fault. No penalties shall be payable by the repairing Party in respect of a miscellaneous fault as aforesaid.
4.6.2.
In cases where the reporting Party refuses the repairing Party to investigate or work on the problem during Normal Business Hours and insists that all investigations and/or work to be carried out be done after hours, an after-hours repair fee shall be payable.

4.7.
Planned outages
Planned outages must be kept to an absolute minimum and shall not be carried out during busy traffic times. The Party planning such an outage shall inform the other Party’s ISD 48 (forty eight) hours in advance (by mutual agreement this time scale can be reduced) and mutually agree upon a suitable time and expected duration for such an outage. During the planned outage, the responsible Party shall keep the other ISD informed at regular intervals with the progress until full restoration of service, whereupon the ISD’s shall note the outage duration.
If any items are not restored to full service within the expected duration, time lost shall be dealt with as provided for in clause 4.3.5 of Appendix 9.
4.8. Access to the reporting Party’s sites housing transmission line terminating equipment
When Faults on POILs at the reporting Party’s sites are reported, the reporting Party shall provide access and/or assistance to the repairing Party’s maintenance personnel at these sites during testing and repair of the Fault.

The reporting Party shall ensure, when procuring a site, that provision is made for the ongoing maintenance access by the repairing Party’s staff.
4.9. General escalation procedure
A general escalation procedure, a copy of which shall be furnished by both Parties upon request, shall be established for all operation and maintenance activities and shall contain contact telephone numbers that shall be updated as and when changes occur.

5.
SERVICE REVIEWS
Whenever required, meetings may be held between the Parties’ ISD’s to review the operational information exchange between the ISD’s and the procedures as embodied herein.

6.
SETTLEMENT OF VARIOUS FEES

6.1.
Each Party undertakes, at its own cost and expense, to record all relevant information needed to enable it to determine the amounts owed to the other Party in respect of Rebates.

6.2.
Based on the information recorded in respect of after-hour repair fees, Fault location fees and call-out fees, each Party shall calculate the amounts owed to and by the other Party and provide a summary of the information and calculations applicable to the relevant calendar month, no later than 10 (ten) Business Days after the reconciliation of the events giving rise to the above-mentioned charges has been completed by the respective ISD’s of the Parties.

6.3.
Following such exchange of information, the Parties shall, within 10 (ten) Business Days resolve any discrepancies and reconcile between themselves the amounts owed to and by each Party.

6.4.
All billing procedures for the various fees are as detailed in clause 13 of the main Agreement.

APPENDIX 8

OPERATION AND MAINTENANCE PROCEDURES
FOR INTERCONNECTION

CONTENTS

1.
INTRODUCTION

2.
DEFINITIONS

3.
INTERCONNECTION SERVICE DESK

4.
FAULT HANDLING AND RECTIFICATION PROCEDURES FOR
INTERCONNECTION

5.
MAINTENANCE PROCEDURES

6.
SERVICE REVIEWS

OPERATION AND MAINTENANCE PROCEDURES FOR INTERCONNECTION

1.
INTRODUCTION

This Appendix addresses the operation and maintenance procedures for Interconnection.

2.
DEFINITIONS

2.1.
Cataleptic failure of Interconnection
A sudden failure, persisting for longer than 10 (ten) seconds, which is characterised by complete inability to perform the required functions of any aspect relating to Interconnection.

2.2.
Fault
A Fault is an incident that will affect the availability of Interconnection.
2.3. Partial failure of Interconnection
Any failure other than a cataleptic failure which affects more than 15% (fifteen percent) of the total number of ports in service. A port is the interface between switching equipment and the environment.

3.
INTERCONNECTION SERVICE DESK

3.1.
The Interconnection Service Desks (“ISD”) as envisaged in Appendix 7 shall manage all aspects relating to the proper functioning of Interconnection as well as to deal with all Faults relating to Interconnection.
3.2.
Where inter-service assistance is required by either Party, this shall be requested through the other Party’s ISD.
3.3.
A copy of all ISD contact telephone numbers shall be made available by each Party to the other Party and shall be updated as and when changes occur.
3.4. Functions of each ISD shall be as follows:

3.4.1.
receive Fault reports from each other, either directly or via nominated Fault reporting points;
3.4.2. issue a unique reference number to the other Party when a Fault is reported;

3.4.3.
ensure the co-ordination and localising of Faults in respect of Interconnection;

3.4.4.
control the return to service of Interconnection after Fault clearance, routine maintenance, etc;

3.4.5. be familiar with the re-routing procedures for any Interconnection under its control;

3.4.6.
advise each other of the progress of Fault clearance where appropriate i.e. in the case of lengthy outages;
3.4.7.
advise each other when the Fault has been rectified;
3.4.8.
keep accurate records of Interconnection outages. Records shall include (in addition to information necessary for availability assessment), but not be limited to:
a) name of the Party’s representative who reported the Fault;

b)
unique reference number of the Party who reported the Fault;

c)
the description of the problem as reported by the relevant Party;

d)
date and time of all incidents/actions related to a Fault;

e)
priority of the problem;

f)
interconnection outage time;

g)
location of the Fault;

h)
nature of the Fault.
4.
FAULT HANDLING AND RECTIFICATION PROCEDURES FOR
INTERCONNECTION

4.1.
Reporting of Faults

4.1.1.
All Faults relating to Interconnection shall be reported to the other Party’s ISD which shall report all Faults to the relevant maintenance sections of that Party according to its internal fault reporting procedures.

4.1.2.
Prior to reporting and handing over Faults to the other Party’s ISD, the reporting Party shall conduct a preliminary investigation into the Fault and ascertain as to whether the problem exists in its own Telecommunication System.
4.2. Cessation and recovery of Interconnection

4.2.1.
Outages caused by cataleptic or partial failures
The duration of cataleptic or partial failures of any components included in the
Interconnection are termed “outages”. These outages could be planned or unplanned and such outages shall be reported to the other Party’s ISD.

4.2.1.1. Unplanned outages

4.2.1.1.1.
Upon detection of an unplanned outage, the relevant ISD’s shall be notified. At the time of notification the outage could have ceased to exist or could still be persisting.

4.2.1.1.2.
In cases where the outage has ceased to exist, the ISD’s shall note the occurrence, duration and details of the failure.

4.2.1.1.3.
In cases where the outage persists, immediate action shall be taken to localise the
Fault causing the failure (and consequently identify which Party is responsible for clearing the Fault where this is unclear at first). The relevant ISD shall be informed every 15 (fifteen) minutes, or at mutually agreed upon intervals, thereafter by the responsible Party of the progress of the repair until restoration of full service whereupon the ISD’s shall note the outage duration and details of the failure.
4.2.1.2. Planned outages

4.2.1.2.1.
Planned outages shall be kept to an absolute minimum and shall not be carried out during busy traffic times.

4.2.1.2.2.
The Party planning such an outage shall inform the other Party’s ISD 48 (forty eight)
hours in advance (by mutual agreement this time scale can be reduced) and mutually agree upon a suitable time and expected duration for such an outage.

4.2.1.2.3.
During the planned outage, the responsible Party shall keep the other ISD informed at regular intervals with the progress until full restoration of service whereupon the
ISD’s shall note the outage duration.
4.2.1.2.4.
If the items are not restored to full service within the expected duration, the outage shall be regarded as a planned outage followed by an unplanned outage and the procedure as set out in 4.2.1.1 above for an unplanned outage shall be followed.

4.2.2.
Fault history
Each Party shall maintain records, preferably electronic, containing details of all Faults and the corresponding restoration times which were handled between the Parties for a running
12 (twelve) month period. These records shall be used to assess the Fault performance of
Interconnection.

4.2.3.
External influences which could affect Interconnection

4.2.3.1.
International services
Each Party shall inform the other Party’s ISD immediately of any major failures which could degrade international telephone services to any particular destination by more than
50% (fifty percent) as a result of the failure of satellite or undersea cables, international switches, etc. The other Party’s ISD shall be informed of restoration of service and details of the failure.

4.2.3.2. National services
Each Party shall inform the other Party’s ISD immediately of any major failures which could degrade its national telephone services between Switches/POPs by more than
50% (fifty percent) as a result of the failure of transmission media, Switches, POPs, etc.
The other Party’s ISD shall be informed of restoration of service and details of the failure.

5.
MAINTENANCE PROCEDURES

5.1.
Maintenance methodology

5.1.1.
It is anticipated that certain scheduled (preventative) and unscheduled maintenance actions shall be carried out by the Parties on aspects relating to Interconnection. Where such actions by a Party could affect the proper functioning of Interconnection (e.g. working on critical, centralised equipment), the other Party’s ISD shall be informed accordingly.

5.1.2.
In the case of scheduled maintenance, the schedule of critical activities shall be made available to the other Party’s ISD in advance. It would not be necessary to inform the other Party’s ISD of completion of such activities. If the maintenance action results in a cataleptic or partial failure, the procedure in 4.2.1.1 above shall be followed.

5.2.
Routine testing
The Parties shall supply each other with test Numbers to be used for test Calls for routine testing of the Interconnection and POILs. The Parties agree to use artificial traffic generators in such a way so as not to unduly load the Interconnection.

5.3.
Interconnection and POIL utilization details

5.3.1.
The Parties shall, where required, exchange records of utilisation and Call connection performance across the POI to ensure that service over the POI is maintained at satisfactory levels.

5.3.2.
Information regarding planned dates for route augmentation shall also be exchanged between the Parties whenever necessary.

5.4.
Malicious Call tracing
Authorised malicious Call tracing may be requested by either Party. The other Party shall give priority to the request.
5.5. General escalation procedure
A general escalation procedure, a copy of which shall be furnished by both Parties upon request, shall be established for all operation and maintenance activities and shall contain contact telephone numbers that will be updated as and when changes occur.

6.
SERVICE REVIEWS
Whenever required, meetings may be held between the Parties’ ISD’s to review the operational information exchanged between the ISD’s and the procedures as embodied herein.

APPENDIX 9

SERVICE LEVEL AGREEMENT FOR POILs

CONTENTS

1.
INTRODUCTION

2.
DEFINITIONS

3.
REBATES

4.
MEASUREMENT OF SERVICE LEVELS

5.
SETTLEMENT OF REBATES

SERVICE LEVEL AGREEMENT FOR POILs

1.
INTRODUCTION

This Appendix deals with the service level agreement applicable to the maintenance of POILs.

2.
DEFINITIONS

2.1.
In this Appendix the following expressions bear the meanings assigned to them below and cognate expressions bear corresponding meanings –

2.1.1.
"AADT” means the Agreed Down Time for which the service is unavailable as reported to the providing Party but excluding all agreed time periods during such service unavailability as set out in 4 of this Appendix 9. Multiple failures in a calendar month are accumulated;

2.1.2.
“Fault” means an incident that will affect the availability of a POIL. A POIL is deemed to be unavailable when there is either no data throughput for a period greater than 10 (ten)
seconds or when the error ratio exceeds 10
-3
for more than 10 (ten) consecutive seconds.

2.1.3.
"GMTR” means Guaranteed Maximum Time To Repair being the maximum time allowed to enable the providing Party to complete the repair of a failure without incurring penalties, as measured by the Time To Repair (TTR);

2.1.4.
“Monthly Rental” means the total rental paid in an applicable month for a POIL after all discounts have been taken into consideration;

2.1.5.
“MTTR” means Mean Time To Repair being the average time taken to repair failures;

2.1.6.
"Pmax" means the maximum Rebate applicable at Tmax expressed as a percentage (%) of the Monthly Rental for the particular POIL;

2.1.7.
“providing Party” means the Party providing a POIL to the supplied Party;

2.1.8.
"Rebate" means the portion of the Monthly Rental that will be refunded to the supplied
Party as a service credit if the providing Party fails to meet the GMTR and in accordance with a sliding scale as set out in this Appendix;

2.1.9.
“supplied Party” means the Party to whom a POIL is provided by the providing Party:

2.1.10.
"TTR” means Time To Repair being the time taken from the time that the Fault is reported by the supplied Party to the providing Party, until completion of the repair, as verified by the supplied Party. TTR includes a maximum of 15 (fifteen) minutes for final testing by the supplied Party;

2.1.11.
"Tmax" means the maximum time elapsed at which point a full Rebate is applicable;

2.2.
Any expression not defined herein shall bear the meaning assigned to it in the main Agreement and cognate expressions shall bear corresponding meanings as in the main Agreement.

3.
REBATES

3.1.
Fault reporting and rectification procedures
All aspects relating to the reporting of Faults, Fault rectification, call outs and escalation procedures shall be as provided for in Appendix 7.

3.2.
Repair service levels
Repair service levels are expressed in terms of a GMTR per POIL and per calendar month.

3.3.
GMTR for POILs
The GMTR figures offered are indicated in the following table.
Service Level Option
Contract
GMTR (hrs)
Bronze
24
Silver
8
Platinum
2
A maximum period of 15 (fifteen) minutes is included in the GMTR for end-to-end testing by the supplied Party for the validation of the providing Party’s Fault clearance for an individual
POIL.

3.4.
Service credits

3.4.1.
Service credits shall be granted in the form of a Rebate on the Monthly Rental for that specific circuit.

3.4.2.
Rebates shall be paid on a sliding scale from the GMTR to Tmax, which is equal to 4 (four)
times the GMTR for POILs, as depicted in the graph below. Pmax is based on the accumulated down time for the relevant calendar month.

3.4.3.
The following formula details the calculation of Rebates:
For agreed down time greater than GMTR but less than or equal to Tmax (calculations to be done per circuit per calendar month):
Rebate = (Agreed Down Time for the month (hrs) – GMTR (hrs)) x Pmax x Monthly Rental
                                       Tmax (hrs) – GMTR (hrs)
Agreed down time excludes all allowances that lead to clock stop or deferred time.

3.4.4.
The Rebate shall be capped at a maximum of Pmax calculated on a calendar monthly basis and as defined in the table below.
Service Level
Option
Pmax on Monthly Rental
Bronze
15%
Silver
30%
Platinum
100%

4.
MEASUREMENT OF SERVICE LEVELS

4.1.
The service level shall be measured per POIL irrespective of the number of links used to provide the POIL and shall be done on a calendar month basis.

4.2.
Where a number of POILs are affected by the same Fault, the down time shall be recorded against each individual POIL.

4.3.
The AADT shall exclude the following times-
4.3.1.
Elapsed time from when the Fault is reported to the providing Party’s ISD after hours until the start of the following Business Day if the supplied Party elects not to make use of the providing Party’s after hours repair service.
0
GMTR
time
Rebate
(R)
Pmax
Tmax

4.3.2.
The time lost in the case where repairs are started during normal hours, stopped after hours and resumed on the following Business Day with the consent of the supplied Party.

4.3.3.
The time lost when Faults cannot be repaired due to a lack of access to the supplied
Party’s sites and/or lack of assistance from the supplied Party.

4.3.4.
The time lost due to the supplied Party’s ISD not being available to receive a Fault clear report.

4.3.5.
The time lost due to planned outages (scheduled maintenance) as provided for in clause 4.7 of Appendix 7. Where the planned outage time exceeds the agreed time frames, the extra down time shall be regarded as outage time on a POIL unless the supplied Party’s ISD agrees to the extension of the planned outage time.

4.3.6.
Where a planned outage time is requested less than 48 (forty eight) hours before the planned outage (unscheduled maintenance), the outage time shall be added to the unavailability time of a POIL unless the supplied Party’s ISD agrees to this short notice planned outage.

4.4.
Only Faults due to failures of the providing Party’s equipment or the providing Party’s working party involvement or 50% (fifty percent) of the outage time due to Faults cleared as "no Fault found", shall be taken into account when calculating the down time for individual POILs. It is specifically recorded that Faults due to failure of the supplied Party’s power supply shall not be taken into account when calculating the down time for individual POILs.

4.5.
Should the supplied Party require any testing time additional to the maximum 15 (fifteen)
minute period as set out in 3.3 of this Appendix 9, such additional testing time shall not contribute to down time unless the Fault on the POIL is still proven to be within the providing
Party’s Telecommunication System.

4.6.
Clause 23 of the main Agreement (force majeure) will be applicable to the repair of Faults and the measurement of down time for individual POILs.

5.
SETTLEMENT OF REBATES

5.1.
Each Party undertakes, at its own cost and expense, to record all relevant information needed to enable it to determine the amounts owed to the supplied Party in respect of Rebates.

5.2.
Based on the information recorded in respect of Rebates, each Party shall calculate the value of the Rebates owed to the supplied Party and provide a summary of the information and calculations applicable to the relevant year, no later than 10 (ten) Business Days after the reconciliation of the events giving rise to the above mentioned Rebates has been completed by the respective ISD’s of the Parties.

5.3.
Following such exchange of information, the Parties shall, within 10 (ten) Business Days resolve any discrepancies and reconcile between themselves the value of the Rebates owed to the supplied Party.

5.4. All billing procedures for Rebates are as detailed in clause 13 of the main Agreement.

APPENDIX 10

TELKOM CHARGES AND DISCOUNTS FOR POILs

CONTENTS

1.
INTRODUCTION

2.
TELKOM POIL CHARGES

3.
DISCOUNTS ON TELKOM POIL CHARGES

4.
EXPLANATORY NOTES ON TELKOM POIL CHARGES

TELKOM CHARGES AND DISCOUNTS FOR POILs
1.
INTRODUCTION
This Appendix addresses Telkom POIL charges and discounts for POILs.

2.
TELKOM POIL CHARGES

2.1.
Charges for Bronze temporary services
(R Excluding VAT)

Type of link
Radial
Distance (km)
Installation Charge
Hourly Rental
Local ends (within same exchange area)
between a POP and a Telkom Switch
A Tariff
Flat Rate 20 367.00 2.33
0 to 20 20 367.00 2.72
>20 to 30 20 367.00 3.68
>30 to 40 20 367.00 5.53
>40 to 50 20 367.00 5.89
Inter-premises connections between a
POP and a POI
B Tariff
>50 to 100 20 367.00 9.00
Type of link
Radial
Distance (km)
Hourly Rental per km
(R Excluding VAT)
0 to 50 0.20
>50 to 200 0.12
> 200 to 400 0.07
Main links between Telkom
Switches
C Tariff
>400 0.05

2.2.
Charges for Silver temporary services
(R Excluding VAT)
Type of link
Radial
Distance (km)
Installation Charge
Hourly Rental
Local ends (within same exchange area)
between a POP and a Telkom Switch
A Tariff
Flat Rate 20 367.00 2.39
0 to 20 20 367.00 2.78
>20 to 30 20 367.00 3.76
>30 to 40 20 367.00 5.67
>40 to 50 20 367.00 6.03
Inter-premises connections between a
POP and a POI
B Tariff
>50 to 100 20 367.00 9.21
Type of link
Radial
Distance (km)
Hourly Rental per km
(R Excluding VAT)
0 to 50 0.20
>50 to 200 0.12
> 200 to 400 0.08
Main links between Telkom
Switches
C Tariff
>400 0.05

2.3.
Charges for Silver permanent services – 1 year
(R Excluding VAT)

Type of link
Radial
Distance (km)
Installation Charge
Monthly Rental
Local ends (within same exchange area)
between a POP and a Telkom Switch
A Tariff
Flat Rate 16 294.00 1 396.43
0 to 20 16 294.00 1 628.63
>20 to 30 16 294.00 2 196.23
>30 to 40 16 294.00 3 307.78
>40 to 50 16 294.00 3 520.63
Inter-premises connections between a
POP and a POI
B Tariff
>50 to 100 16 294.00 5 380.38
(R Excluding VAT)
Type of link
Radial
Distance (km)
Monthly Fixed
Cost
Monthly Rental per
km
0 to 50 361.20 68.10
>50 to 200 2 336.33 28.59
> 200 to 400 5 418.84 13.18
Main links between Telkom Switches
C Tariff
>400 7 895.46 6.98

2.4.
Charges for Silver permanent services – 3 year
(R Excluding VAT)
Type of link
Radial
Distance (km)
Installation Charge
Monthly Rental
Local ends (within same exchange area)
between a POP and a Telkom Switch
A Tariff
Flat Rate 15 479.30 1 344.47
0 to 20 15 479.30 1 568.03
>20 to 30 15 479.30 2 114.51
>30 to 40 15 479.30 3 184.70
>40 to 50 15 479.30 3 389.63
Inter-premises connections between a
POP and a POI
B Tariff
>50 to 100 15 479.30 5 180.18
(R Excluding VAT)
Type of link
Radial
Distance (km)
Monthly Fixed
Cost
Monthly Rental per
km
0 to 50 347.76 65.57
>50 to 200 2 249.40 27.52
> 200 to 400 5 217.20 12.69
Main links between Telkom Switches
C Tariff
>400 7 601.67 6.72

2.5.
Charges for Silver permanent services – 4 year
(R Excluding VAT)
Type of link
Radial
Distance (km)
Installation Charge
Monthly Rental
Local ends (within same exchange area)
between a POP and a Telkom Switch
A Tariff
Flat Rate 14 664.60 1 234.05
0 to 20 14 664.60 1 439.25
>20 to 30 14 664.60
1 940.85
>30 to 40 14 664.60
2 923.15
>40 to 50 14 664.60
3 111.25
Inter-premises connections between a
POP and a POI
B Tariff
>50 to 100 14 664.60
4 754.75

(R Excluding VAT)
Type of link
Radial
Distance (km)
Monthly Fixed
Cost
Monthly Rental per
km
0 to 50 319.20 60.18
>50 to 200 2 064.67 25.26
> 200 to 400 4 788.74 11.64
Main links between Telkom Switches
C Tariff
>400 6 977.38 6.17

2.6.
Charges for Silver permanent services – 5 year
(R Excluding VAT)
Type of link
Radial
Distance (km)
Installation Charge
Monthly Rental
Local ends (within same exchange area)
between a POP and a Telkom Switch
A Tariff
Flat Rate 14 664.60 1 169.10
0 to 20 14 664.60 1 363.50
>20 to 30 14 664.60 1 838.70
>30 to 40 14 664.60 2 769.30
>40 to 50 14 664.60 2 947.50
Inter-premises connections between a
POP and a POI
B Tariff
>50 to 100 14 664.60 4 504.50
(R Excluding VAT)
Type of link
Radial
Distance (km)
Monthly Fixed
Cost
Monthly Rental per
km
0 to 50 302.40 57.02
>50 to 200 1 956.00 23.93
> 200 to 400 4 536.70 11.03
Main links between Telkom Switches
C Tariff
>400 6 610.15 5.85

2.7.
Charges for Platinum permanent services – 4 year
(R Excluding VAT)
Type of link
Radial
Distance (km)
Installation Charge
Monthly Rental
Local ends (within same exchange area)
between a POP and a Telkom Switch
A Tariff
Flat Rate 25 255.70 2 208.30
0 to 20 25 255.70 2 575.50
>20 to 30 25 255.70 3 473.10
>30 to 40 25 255.70 5 230.90
>40 to 50 25 255.70 5 567.50
Inter-premises connections between a
POP and a POI
B Tariff
>50 to 100 25 255.70 8 508.50
(R Excluding VAT)
Type of link
Radial
Distance (km)
Monthly Fixed
Cost
Monthly Rental per
km
0 to 50 571.20 107.70
>50 to 200 3 694.66 45.21
> 200 to 400 8 569.32 20.84
Main links between Telkom Switches
C Tariff
>400 12 485.84 11.04

2.8.
Charges for Platinum permanent services – 5 year
(R Excluding VAT)
Type of link
Radial
Distance (km)
Installation Charge
Monthly Rental
Local ends (within same exchange area)
between a POP and a Telkom Switch
A Tariff
Flat Rate 21 996.90 1 883.55
0 to 20 21 996.90 2 196.75
>20 to 30 21 996.90
2 962.35
>30 to 40 21 996.90
4 461.65
>40 to 50 21 996.90
4 748.75
Inter-premises connections between a
POP and a POI
B Tariff
>50 to 100 21 996.90
7 257.25
(R Excluding VAT)
Type of link
Radial
Distance (km)
Monthly Fixed
Cost
Monthly Rental per
km
0 to 50 487.20 91.86
>50 to 200 3 151.33 38.56
> 200 to 400 7 309.13 17.77
Main links between Telkom Switches
C Tariff
>400 10 649.68 9.42

3.
DISCOUNTS ON TELKOM POIL CHARGES

3.1.
Route based installation discounts
Installation fee discounts based on number of POILs per
route (Note 1)
A Tariff
B Tariff
Type of POIL
Package
 Option
Contract
 period
 (years)
Service Level
    option
1
st

POIL
2
nd
, 3
rd

 4
th
POIL
5
th
and
and
subsequent
POILs
1
st

POIL
2
nd
, 3
rd
and 4
th
POIL
5
th
, 6
th
, 7
th
and
8
th
POIL
9
th
    and
 subsequent
POILs
T1
<1
Bronze
0%
20%
25%
0%
35%
50%
60%
Temporary
T2
<1
Silver
0%
25%
30%
0%
35%
50%
60%
P1
1
Silver
0%
25%
30%
0%
35%
50%
60%
P2
3
Silver
0%
25%
30%
0%
35%
50%
60%
P3
4
Silver
0%
25%
30%
0%
35%
50%
60%
P4
5
Silver
0%
25%
30%
0%
35%
50%
60%
P5
4
Platinum
0%
25%
30%
0%
25%
30%
30%
Permanent
P6
5
Platinum
0%
25%
30%
0%
25%
30%
30%

Note 1:
Route based installation fee discounts are calculated on the charges referred to in 2 of this Appendix 10. For the purpose of determining installation fee discounts on
POILs, a route is defined as a group of POILs used to connect a POI and a POP.
In instances where POILs of more than one service level exist between a POI and a
POP, calculation of the above mentioned discount is performed separately for each service level.

3.2. Volume discounts on total rental charges

3.2.1.
Monthly rental discounts shall be applicable to all POILs (permanent and temporary) and shall be based on the total POIL bandwidth leased by Neotel in terms of this Agreement, regardless of site location. The discount shall be calculated on a calendar month basis according to the total bandwidth reflected on the main account for an applicable calendar month. For the avoidance of doubt, broken period rentals shall also form part of the calculation for an applicable calendar month.

3.2.2.
The volume based discounts set out in the table below are irrespective of the package options selected by Neotel.
Bandwidth
Discount
< 1000 Mb/s
0%
1000 – 5000 Mb/s
2.5%
5001 – 15000 Mb/s
5%
15001 – 30000 Mb/s
7.5%
> 30000 Mb/s
10%

3.3.
If the Parties have entered into a fixed link leasing agreement, the fixed links provided in terms of that agreement shall also be included in order to determine the total bandwidth discount to be applied to the POILs provided by Telkom in terms of this Agreement.

4.
EXPLANATORY NOTES ON TELKOM POIL CHARGES
4.1. Where POILs are required for connecting a POI to a POP:
4.1.1.
and the POI and POP being connected by means of a POIL are within 100 (one hundred) km of one another, then the B tariff will be applied.
4.1.2.
and the POI and POP being connected by means of a POIL are further than 100 (one hundred) km from one another, then the A tariff shall be applied to the portion of the POIL between the POP and its nearest Telkom switching exchange, plus the C tariff based on the radial distance between the two Telkom switching exchanges, plus the A tariff shall be applied to the portion of the POIL between the POI and its nearest Telkom switching exchange.

LEGAL_US_E # 80237606.2
Exhibit 12.1
CERTIFICATION PURSUANT TO RULE 13a-14(a) (17 CFR 240.13a-14(a)) OR RULE
15d-14(a) (17 CFR 240.15d-14(a)), PROMULGATED UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002
I, Reuben Joseph September, certify that:
1.
I have reviewed this annual report on Form 20-F for the year ended March 31, 2008 of Telkom SA Limited;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)
and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act
Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit

LEGAL_US_E # 80237606.2
2
committee of the company’s board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
By: /s/ Reuben Joseph September
Name: Reuben Joseph September
Title:   Chief Executive Officer
(principal financial officer)
Date: July 17, 2008

LEGAL_US_E # 80237606.2
Exhibit 12.2
CERTIFICATION PURSUANT TO RULE 13a-14(a) (17 CFR 240.13a-14(a)) OR RULE
15d-14(a) (17 CFR 240.15d-14(a)), PROMULGATED UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002
I, Deon Jefta Fredericks, certify that:
1.
I have reviewed this annual report on Form 20-F for the year ended March 31, 2008 of Telkom SA Limited;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)
and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act
Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

LEGAL_US_E # 80237606.2
2
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
By: /s/ Deon Jefta Fredericks
Name: Deon Jefta Fredericks
Title:
Acting Chief Financial Officer
(principal financial officer)
Date: July 17, 2008

LEGAL_US_E # 80237606.2
Exhibit 13.1
CERTIFICATION FURNISHED PURSUANT TO RULE 13a-14(b) (17 CFR 240.13a-14(b))
OR RULE 15d-14(b) (17 CFR 240.15d-14(b)) AND SECTION 1350 OF CHAPTER 63 OF
TITLE 18 OF THE UNITED STATES CODE (18 U.S.C. 1350), PROMULGATED UNDER
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Telkom SA Limited (the “Company”) on Form 20-F for
the year ending March 31, 2008 (the “Report”), we, Reuben Joseph September , Chief Executive
Officer of the Company, and Deon Jefta Fredericks, Acting Chief Financial Officer of the
Company, certify, pursuant to 18 U.S.C. Section 1350, promulgated under Section 906 of the
Sarbanes-Oxley Act of 2002, that:
(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: July 17, 2008
By:
/s/ Reuben Joseph September
Reuben Joseph September
Chief Executive Officer
(principal executive officer)
Date: July 17, 2008
By: /s/ Deon Jefta Fredericks
Deon Jefta Fredericks
Acting Chief Financial Officer
(principal financial officer)
The foregoing certifications are being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350 and will not be deemed
“filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the
Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates them by reference.

293
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
TELKOM SA LIMITED
By: /s/ Reuben Joseph September
Name: Reuben Joseph September
Title:   Chief Executive Officer
Dated: July 18, 2008