Form 20-F/A
TELKOM SA LTD
filed 2008-10-23
CIK 1214299

As filed with the Securities and Exchange Commission on October 22, 2008
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A
Amendment No. 1
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
Date of event requiring the shell company report
Commission File Number: 001 31609
TELKOM SA LIMITED
(Exact name of Registrant as specified in its charter)
THE REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
Telkom Towers North,152 Proes Street, Pretoria 0002, The Republic of South Africa
(27)(12) 311-3566
(Address of principal executive offices)
Company Secretary: Sandi Linford; (T) (27)(12) 311-7743; (F) (27)(12) 311-4777; Telkom SA Limited, Private Bag X881, Pretoria 0001
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
Ordinary Shares, par value R10 per share 499,441,985
Class A Ordinary Share, par value RIO per share 1
Class B Ordinary Share, par value RIO per share 1
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes
No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934.
Yes
No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934
during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes
No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer
Accelerated filer
Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S.
GAAP
International Financing Standards as issued
Other
by the International Accounting Standards Board
If “other” has been checked in response to this previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17
Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes
No

EXPLANATORY NOTE
Telkom SA Limited (“Telkom”) is filing this Amendment No. 1 to its Annual Report on Form 20-F/A (the
“Form 20-F/A”) for its fiscal year ended March 31, 2008, in order to (i) include a revised audit report of Ernst &
Young Inc., Registered Auditors, Chartered Accountants (SA), and the related consolidated financial statements of the Telkom Group as of and for each of the years ended March 31, 2008, 2007 and 2006, to state in the audit report that the financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, which statement was inadvertently omitted in the original Annual
Report on Form 20-F for the fiscal year ended March 31, 2008, filed with the Securities and Exchange Commission on July 21, 2008 (the “Original 20-F”) and (ii) include revised consolidated financial statements of Vodacom Group
(Proprietary) Limited (“Vodacom”) as of and for each of the years ended March 31, 2008, 2007 and 2006, together with the audit report of Deloitte & Touche, Registered Auditors, Chartered Accountants (SA), to state in the notes to
Vodacom’s consolidated annual financial statements that the consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting
Standards Board, which statement was inadvertently omitted in the Original 20-F. In addition, Exhibits 12.1,
12.2 and 13.1 are being revised and resubmitted to reflect the change from Form 20-F to Form 20-F/A.
Except as described herein, the Original Form 20-F is not being amended in any other manner. As a result, this
Form 20-F/A does not reflect events occurring after the filing of the Original 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described herein. The filing of this Form 20-F/A should not be understood to mean that any statements contained in this document are true or complete as of any date subsequent to July 21, 2008 or earlier. You should not consider this amendment to be a reaffirmation or reiteration of any forward looking statements from the Original Form 20-F that may be reproduced in this Form 20-F/A.
Item 18.
Consolidated financial statements
See Index to Consolidated Annual Financial Statements beginning on page F-1 for a list of all financial statements filed as a part of this Form 20-F/A.
Item 19.
Exhibits
The following exhibits are filed as part of this Amendment No. 1 to the Annual Report on Form 20-F/A:
12.1
Certification of chief executive officer pursuant to 17 CFR 240.13a 14(a), promulgated under
Section 302 of the Sarbanes-Oxley Act of 2002
(1)
12.2
Certification of chief financial officer pursuant to 17 CFR 240.13a 14(a), promulgated under
Section 302 of the Sarbanes-Oxley Act of 2002
(1)
13.1
Certification of chief executive officer and chief financial officer pursuant to Rule 13a 14(b) (17 CFR
240.13a 14(b)), or Rule 15d 14(b) (17 CFR 240.15d 14(b)), and Section 1350 or Chapter 63 of Title 18
of the United States Code (18 U.S.C. 1350), promulgated under Section 906 of the Sarbanes-Oxley Act of 2002
(1)
1
Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELKOM SA LIMITED

                                                                                           By:              /s/ Reuben Joseph September ____________________________________
Name:      Reuben Joseph September
Dated: October 23, 2008 Title Chief Executive Officer
(principal executive officer)
Telkom SA Limited
Content to the consolidated annual financial statements
for the three years ended March 31, 2008
Page
Report of the independent registered public accounting firm . . . . . . . . . . . . .  F–2
Consolidated income statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F–3
Consolidated balance sheet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F–4
Consolidated statement of changes in equity . . . . . . . . . . . . . . . . . . . . . . .  F–5
Consolidated cash flow statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F–6
Notes to the consolidated annual financial statements . . . . . . . . . . . . . . . . .  F–7
F–1
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

We did not audit the financial statements of Vodacom Group (Proprietary) Limited, a 50% joint venture proportionally consolidated, which statements reflect total assets constituting 24%, 24% and 22% at March 31, 2008, 2007 and 2006, respectively, and total revenues constituting 43%, 32% and 36% for the years ended March 31, 2008, 2007 and 2006, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vodacom Group (Proprietary) Limited, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telkom SA Limited and its subsidiaries at March 31, 2008, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 2 to the consolidated annual financial statements, in 2008 the Group adopted new and amended accounting standards, IAS 1 Presentation of Financial Statements (Revised) and IFRS 7 Financial Instruments: Disclosures

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Telkom SA Limited’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated July 11, 2008 expressed an unqualified opinion thereon.

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
2.
Significant accounting policies
Basis of preparation
The consolidated annual financial statements comply with
International Financial Reporting Standards (‘IFRS’) as issued by the
International Accounting Standards Board (‘IASB’) and the
Companies Act of South Africa, 1973.
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
305
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
308
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
326
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
(15.6)
57.5
87.9
CASH AND CASH EQUIVALENTS/(BANK BORROWINGS)
AT THE END OF THE YEAR
34
1,760.3
(107.8)
836.8

March 31, 2008
BASIS OF PREPARATION
These consolidated annual ﬁnancial statements of Vodacom Group (Proprietary) Limited (“the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared on the historical cost basis, except for ﬁnancial assets and ﬁnancial liabilities (including derivative instruments)
recorded at fair value or at amortised cost. The consolidated annual ﬁnancial statements have been presented in South African Rands, as this is the currency in which the majority of the Group’s transactions are denominated.
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

March 31, 2008
NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
48.
NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING PRONOUNCEMENTS
Accounting pronouncements adopted at March 31, 2008
The Group adopted the following revised and new International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with their effective dates during the current ﬁnancial year:
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
CERTIFICATION PURSUANT TO RULE 13a-14(a) (17 CFR 240.13a-14(a)) OR RULE
15d-14(a) (17 CFR 240.15d-14(a)), PROMULGATED UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002
I, Reuben Joseph September, certify that:
1.
I have reviewed this annual report on Form 20-F for the year ended March 31, 2008, including
Amendment No. 1 to the annual report on Form 20-F/A, of Telkom SA Limited;
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
Date: October 23, 2008

Exhibit 12.2
CERTIFICATION PURSUANT TO RULE 13a-14(a) (17 CFR 240.13a-14(a)) OR RULE
15d-14(a) (17 CFR 240.15d-14(a)), PROMULGATED UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002
I, Deon Jeftha Fredericks, certify that:
1.
I have reviewed this annual report on Form 20-F for the year ended March 31, 2008, including
Amendment No. 1 to the annual report on Form 20-F/A, of Telkom SA Limited;
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
By: /s/ Deon Jeftha Fredericks
Name: Deon Jeftha Fredericks
Title:
Acting Chief Financial Officer
(principal financial officer)
Date: October 23, 2008

Exhibit 13.1
CERTIFICATION FURNISHED PURSUANT TO RULE 13a-14(b) (17 CFR 240.13a-14(b))
OR RULE 15d-14(b) (17 CFR 240.15d-14(b)) AND SECTION 1350 OF CHAPTER 63 OF
TITLE 18 OF THE UNITED STATES CODE (18 U.S.C. 1350), PROMULGATED UNDER
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Telkom SA Limited (the “Company”) on Form 20-F for the year ending March 31, 2008, including Amendment No. 1 to the annual report on Form 20-F/A (the “Report”), we, Reuben Joseph September , Chief Executive Officer of the Company, and Deon Jeftha Fredericks,
Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, promulgated under Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: October 23, 2008
By:
/s/ Reuben Joseph September
Reuben Joseph September
Chief Executive Officer
(principal executive officer)
Date: October 23, 2008
By: /s/ Deon Jeftha Fredericks
Deon Jeftha Fredericks
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